Form 20-F
period 2011-02-28
TAL Education Group
filed 2011-07-25
CIK 1499620

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended February 28, 2011.

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

Commission file number: 001-34900

TAL Education Group

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

18/F, Hesheng Building

32 Zhongguancun Avenue, Haidian District

Beijing 100080

People’s Republic of China

(Address of principal executive offices)

Joseph Kauffman, Chief Financial Officer Telephone: +86-10-5292-6658

Email: ir@xueersi.com

18/F, Hesheng Building

32 Zhongguancun Avenue, Haidian District

Beijing 100080

People’s Republic of China

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing two Class A common shares Class A common shares, par value US$0.001 per share*	The New York Stock Exchange
*	Not for trading, but only in connection with the listing on The New York Stock Exchange of American depositary shares (“ADSs”). Currently, each ADS represents two Class A common shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of February 28, 2011, 27,600,000 Class A common shares, par value US$0.001 per share and 125,000,000 Class B common shares, par value US$0.001 per share were outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                            Accelerated filer  ☐                                         Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☒

International Financial Reporting Standards as issued by the International Accounting Standards

Board  ☐

Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐

Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

•	“we,” “us,” “our company” and “our” refer to TAL Education Group, a Cayman Islands company, and its subsidiaries and affiliated entities;

•

“shares” or “common shares” refers to our Class A and Class B common shares, par value $0.001 per share, and “preferred shares” or “Series A preferred shares” refers to our Series A convertible redeemable preferred shares, par value $0.001 per share, which were automatically converted into Class A common shares upon the completion of our company’s initial public offering in October 2010;

•	“ADSs” refers to our American depositary shares, each of which represents two Class A common shares;

•

“variable interest entities,” or “VIEs,” refers to Beijing Xueersi Network Technology Co., Ltd. and Beijing Xueersi Education Technology Co., Ltd., which are domestic PRC companies in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP due to our having effective control over, and our being the primary beneficiary of, these companies; and “affiliated entities” refers to our VIEs and the VIEs’ direct and indirect subsidiaries and schools;

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States;

•

“student enrollments” refers to the total number of courses enrolled in and paid for by our students across each of our business formats, comprised of small classes, personalized premium services, and online courses, including multiple courses enrolled in and paid for by the same student;

•	“K-12” refers to the year before the first grade through the last year of high school; and

•	“RMB” or “Renminbi” refers to the legal currency of China; “$,” “dollars,” “US$” and “U.S. dollars” refers to the legal currency of the United States.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events. These forward looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. These forward-looking statements include statements relating to:

•	our anticipated growth strategies;

•	competition in the K-12 after-school tutoring market;

•	our future business development, results of operations and financial condition;

•	expected changes in our revenues and certain cost and expense items;

•	our ability to increase student enrollments and course fees and expand course offerings;

•	risks associated with the expansion of our geographic reach;

•	the expected increase in spending on private education in China; and

•	PRC laws, regulations and policies relating to private education and providers of after-school tutoring services.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements with these cautionary statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we refer to in this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.    Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statements of operations for our company for the three years ended February 28, 2009, 2010 and 2011 and the selected consolidated balance sheet as of February 28, 2010 and 2011 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated balance sheet as of February 28, 2009 is derived from our audited consolidated financial statements not included in this annual report. The selected consolidated statements of operations for our company for the year ended February 29, 2008 and the selected consolidated balance sheet as of February 29, 2008 are derived from our audited consolidated financial statements not included in this annual report. We have not included financial information for the year ended February 28, 2007 as such information is not available on a basis that is consistent with the consolidated financial information for the years ended February 29, 2008 and February 28, 2009, 2010 and 2011 and cannot be obtained without unreasonable effort or expense.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes and “Item 5—Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP.

Our historical results are not necessarily indicative of results to be expected in any future period.

	For the Year Ended February 29/28,
	2008	2009	2010	2011
	(in thousands of $, except for share, per share and per ADS data)
Consolidated Statements of Operations Data:
Net revenues	$8,882	$37,233	$69,289	$110,588
Cost of revenues	(4,367)	(18,242)	(37,434)	(56,143	)(1)
Gross profit	4,515	18,991	31,855	54,445
Operating expenses
Selling and marketing	(370)	(2,344)	(5,591)	(9,935	)(2)
General and administrative	(2,478)	(5,884)	(10,854)	(19,085	)(3)
Impairment losses on intangible assets and goodwill	—	(1,615)	—	—
Total operating expenses	(2,848)	(9,843)	(16,445)	(29,020)
Government subsidies	—	—	—	149
Income from operations	1,667	9,148	15,410	25,574
Interest income	11	120	324	1,346
Interest expense	—	(43)	(41)	(58)
Other (expenses) / income	—	(142)	(124)	1

	For the Year Ended February 29/28,
	2008	2009	2010	2011
	(in thousands of $, except for share, per share and per ADS data)
Impairment loss on available-for-sale securities	—	(363)	—	—
Gain from sales of available-for-sale securities	—	—	—	6
Gain on extinguishment of liabilities	—	731	—	134
Income before income tax provision	1,678	9,451	15,569	27,003
Provision for income tax	(165)	(2,039)	(1,365)	(2,628)
Net income from continuing operations	1,513	7,412	14,204	24,375
Net income/(loss) from discontinued operations, net of taxes	—	(131)	41	(334)
Net income	1,513	7,281	14,245	24,041
Deemed dividends on Series A convertible redeemable preferred shares-accretion of redemption premium	—	(4,113)	—	—
Net income attributable to common shareholders of TAL Education Group	1,513	3,168	14,245	24,041
Net income per common share
Basic from continuing operations	$0.01	$0.03	$0.11	$0.18
Basic from discontinued operations	—	$(0.00)	$0.00	$(0.00)
Total—Basic	$0.01	$0.03	$0.11	$0.18
Diluted from continuing operations	$0.01	$0.03	$0.11	$0.18
Diluted from discontinued operations	—	$(0.00)	$0.00	$(0.00)
Total—Diluted	$0.01	$0.03	$0.11	$0.18
Net income per ADS(4)
Basic from continuing operations	$0.03	$0.05	$0.23	$0.36
Basic from discontinued operations	—	$(0.00)	$0.00	$(0.00)
Total—Basic	$0.03	$0.05	$0.23	$0.36
Net income per ADS(4)
Diluted from continuing operations	$0.03	$0.05	$0.23	$0.35
Diluted from discontinued operations	—	$(0.00)	$0.00	$(0.00)
Total—Diluted	$0.03	$0.05	$0.23	$0.35
Cash Dividends per Class B common share	—	—	—	$0.24 (5)
Weighted average shares used in calculating net income per common share and dividends per common share
Basic	120,000,000	120,000,000	120,000,000	131,911,539
Diluted	120,000,000	120,000,000	125,000,000	136,445,635

(1)	Includes share-based compensation expenses of $521 thousand.
(2)	Includes share-based compensation expenses of $975 thousand.
(3)	Includes share-based compensation expenses of $3,810 thousand.
(4)	Each ADS represents two Class A common shares.
(5)	In November 2010, we paid a $30 million cash dividend to our shareholders of record as of September 29, 2010. Our issued and outstanding share capital as of September 29, 2010 consisted of 120,000,000 Class B common shares and 5,000,000 Class A preferred shares. The 5,000,000 Class A preferred shares were converted into 5,000,000 Class B common shares upon the completion of our initial public offering.

	As of February 29/28,
	2008	2009	2010	2011
	(in thousands of $)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	$5,704	$29,693	$50,752	$173,166
Total assets	8,131	38,553	65,504	217,770
Deferred revenue	5,714	18,023	29,408	50,678
Total liabilities	7,012	26,198	38,578	62,719
Net assets	1,119	12,355	26,926	155,051
Series A convertible redeemable preferred shares	—	9,000	9,000	—
Total equity	1,119	3,355	17,926	155,051

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.5713 to $1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board as of February 28, 2011. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On July 15, 2011, the noon buying rate was RMB6.4610 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. Fiscal year refers to our fiscal year ended on February 29/28. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB Per $1.00)
Fiscal Year 2007	7.7410	7.9087	8.0505	7.7410
Fiscal Year 2008	7.1115	7.4790	7.7454	7.1100
Fiscal Year 2009	6.8395	6.8681	7.1110	6.7800
Fiscal Year 2010	6.8258	6.8274	6.8438	6.8176
Fiscal Year 2011	6.5713	6.7203	6.8323	6.5520
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
Fiscal Year 2012
March	6.5483	6.5645	6.5743	6.5483
April	6.4900	6.5267	6.5477	6.4900
May	6.4786	6.4957	6.5073	6.4786
June	6.4635	6.4751	6.4634	6.4829
July (through July 15, 2011)	6.4610	6.4654	6.4590	6.4720

Source:	Federal Reserve Statistical Release

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

B.    Capitalization and Indebtedness

Not applicable.

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

Risks Related to Our Business

If we are not able to continue to attract students to enroll in our courses, our business and prospects will be materially and adversely affected.

The success of our business depends primarily on the number of students enrolled in our courses. Therefore, our ability to continue to attract students to enroll in our courses is critical to the continued success and growth of our business. This in turn will depend on several factors, including our ability to develop new programs and enhance existing programs to respond to changes in market trends and student demands, expand our geographic reach, manage our growth while maintaining consistent and high teaching quality, effectively market our programs to a broader base of prospective students, develop additional high-quality educational content and respond effectively to competitive pressures. If we are unable to continue to attract students to enroll in our courses, our revenues may decline, which may have a material adverse effect on our business, financial condition and results of operations.

We may not be able to continue to recruit, train and retain qualified teachers, who are critical to the success of our business and effective delivery of our tutoring services to students.

Our teachers are critical to maintaining the quality of our services and our reputation. We seek to hire highly qualified teachers who are dedicated to teaching and are able to deliver effective and inspirational instruction. There is a limited pool of teachers with these attributes, and we must provide highly competitive compensation packages to attract and retain such qualified teachers. We must also provide continued training to our teachers to ensure that they stay abreast of changes in student demands, academic standards and other key trends necessary to teach effectively. Although we have not experienced major difficulties in recruiting, training or retaining qualified teachers in the past, we may not always be able to recruit, train and retain enough qualified teachers in the future to keep pace with our growth while maintaining consistent teaching quality in the different markets we serve. A shortage of qualified teachers or a decrease in the quality of our teachers’ classroom performance, whether actual or perceived, or a significant increase in compensation we must pay to retain qualified teachers, would have a material adverse effect on our business, financial condition and results of operations.

We may not be able to improve the content of our existing courses or to develop new courses or services on a timely basis and in a cost-effective manner.

We constantly update and improve the content of our existing courses and develop new courses or new services to meet market demands. Revisions to our existing courses and our newly developed courses or services may not always be well received by existing or prospective students or their parents. If we cannot respond effectively to changes in market demands, our business may be adversely affected. Even if we are able to develop new courses or services that are well received, we may not be able to introduce them as quickly as our students may require. If we do not respond adequately to changes in market requirements, our ability to attract and retain students could be impaired and our financial results could suffer.

Offering new courses or services or modifying existing courses may require us to make investments in content development, increase marketing efforts and re-allocate resources away from other uses. We may have limited experience with the content of new courses or new services and may need to modify our systems and strategies to incorporate new courses or new services into our existing offerings. If we are unable to improve the content of our existing courses, offer new courses or new services on a timely basis and in a cost-effective manner, our results of operations and financial condition could be adversely affected.

If we are not able to maintain and enhance our brand, our business and operating results may be harmed.

We believe that market awareness of our “Xueersi” brand has contributed significantly to the success of our business, and that maintaining and enhancing our brand is critical to maintaining our competitive advantage. If we are unable to successfully promote and market our brand and services, our ability to attract and enroll new students could be adversely impacted and, consequently, our financial performance could suffer. We mainly rely on word-of-mouth referrals to attract prospective students. We also use marketing tools such as the Internet, public lectures, outdoor advertising campaigns and distribution of marketing materials to promote our brand and service offerings. In order to maintain and increase our brand recognition and promote our new service offerings, we have increased our marketing personnel and expenses over the last several years. We have also sought to strengthen brand recognition for the brands through which we offer certain services and products, such as our “Zhikang” brand, through which we offer personalized premium services. A number of factors could prevent us from successfully promoting our brand, including student dissatisfaction with our services and the failure of our marketing tools and strategies to attract prospective students. If we are unable to maintain and enhance our “Xueersi” brand, successfully develop additional brands under our Xueersi brand or utilize marketing tools in a cost-effective manner, our revenues and profitability may suffer.

Moreover, we offer a variety of courses to primary, middle and high school students in some of the largest cities in China. As we continue to grow in size, expand our course offerings and extend our geographic reach, it may be more difficult to maintain quality and uniform standards of our services and to protect and promote our brand name.

We cannot provide assurance that our sales and marketing efforts will be successful in further promoting our brand in a competitive and cost-effective manner. If we are unable to further enhance our brand recognition and increase awareness of our services, or if we incur excessive sales and marketing expenses, our business and results of operations may be materially and adversely affected.

Our historical financial and operating results, growth rates and profitability may not be indicative of future performance.

Although we commenced operations in 2003, our significant growth in terms of employees, operations and revenues has occurred in recent years. Our total net revenues increased from $37.2 million in the fiscal year ended February 28, 2009 to $110.6 million in the fiscal year ended February 28, 2011. Any evaluation of our business and our prospects must be considered in light of the risks and uncertainties encountered by companies at our stage of development. In addition, the after-school tutoring service market in China is still at the early stage of development, which makes it difficult to evaluate our business and future prospects. Furthermore, our results of operations may vary from period to period in response to a variety of other factors beyond our control, including general economic conditions and regulations or government actions pertaining to the private education service sector in China, changes in spending on private education, our ability to control cost of revenues and operating expenses, and non-recurring charges incurred in connection with acquisitions or other extraordinary transactions or under unexpected circumstances. Due to the above factors, we believe that our historical financial and operating results, growth rates and profitability may not be indicative of our future performance and you should not rely on our past results or our historic growth rates as indications of our future performance.

If our students’ level of performance falls or satisfaction with our services declines, our annual retention rate may decline and our business, financial condition, results of operations and reputation would be adversely affected.

The success of our business depends on our ability to deliver a satisfactory learning experience and improved academic results. Our tutoring services may fail to improve a student’s academic performance and a student may perform below expectations even after completing our courses. Additionally, student and parent satisfaction with our services may decline. A student’s learning experience may also suffer if his or her relationship with our teachers does not meet expectations. We generally offer refunds for remaining classes to students who decide to withdraw from a course. If a significant number of students fail to improve their performance after attending our courses or if their learning experiences with us are unsatisfactory, they may decide not to continue to enroll in our courses and request refunds, and our business, financial condition, results of operations and reputation would be adversely affected.

We face significant competition, and if we fail to compete effectively, we may lose our market share and our profitability may be adversely affected.

The private education market in China is rapidly evolving, highly fragmented and competitive, and we expect competition to persist and intensify. We face competition in each type of services we offer and in each geographic market in which we operate. Our competitors include New Oriental Education & Technology Group Inc., Xueda Education Group, Juren Education, Ambow Education Holding Ltd. and ChinaEdu Corporation.

Our student enrollments may decrease due to intense competition. Some of our competitors may have more resources than we do. These competitors may be able to devote greater resources than we can to the development, promotion and sale of their programs, services and products and respond more quickly than we can to changes in student needs, testing materials, admission standards, market trends or new technologies. In addition, some smaller local companies may be able to respond more quickly to changes in student preferences in some of our targeted markets. Moreover, the increasing use of the Internet and advances in Internet- and computer-related technologies, such as web video conferencing and online testing simulators, are eliminating geographic and physical facility-related entry barriers to providing private education services. As a result, smaller local companies may be able to use the Internet to quickly and cost-effectively offer their programs, services and products to a large number of students with less capital expenditure than previously required. Consequently, we may be required to reduce course fees or increase spending in response to competition in order to retain or attract students or pursue new market opportunities, which could result in a decrease in our revenues and profitability. We will also face increased competition as we expand our operations. We cannot assure you that we will be able to compete successfully against current or future competitors. If we are unable to maintain our competitive position or otherwise respond to competitive pressure effectively, we may lose our market share and our profitability may be adversely affected.

Failure to effectively and efficiently manage the expansion of our service network may materially and adversely affect our ability to capitalize on new business opportunities.

Our business has experienced significant growth in recent years. The number of our learning centers increased from 73 as of February 28, 2009 to 132 as of February 28, 2011. We plan to continue to expand our operations in different geographic markets in China. Establishing new learning centers poses challenges and requires us to make investments in management, capital expenditures, marketing expenses and other resources. The expansion has resulted, and will continue to result, in substantial demands on our management and staff as well as our financial, operational, technological and other resources. In addition, our new learning centers typically incur pre-opening costs and may incur losses during the initial ramp-up stage since we incur rent, salary and other operating expenses for new learning centers regardless of any revenues we may generate. If the ramp-up of our new learning centers is slower than expected, whether due to our inability to attract sufficient student enrollments or charge hourly rates for our courses that are high enough for us to recover our costs, our overall financial performance may be materially and adversely affected. Our planned expansion will also place significant pressure on us to maintain the teaching quality and uniform standards, controls and policies to ensure that our brand does not suffer as a result of any decrease, whether actual or perceived, in the quality of our programs. To manage and support our expansion, we must improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers and management personnel as well as other administrative and marketing personnel. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, maintain or accelerate our current growth rate, maintain or increase our gross and operating profit margins, recruit and retain qualified teachers and management personnel, successfully integrate new learning centers into our operations and otherwise effectively manage our growth. Our failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse impact on our financial condition and results of operations.

If we fail to successfully execute our growth strategies, our business and prospects may be materially and adversely affected.

Our growth strategies include further penetrating our existing markets, extending the geographic scope of our network into attractive markets, expanding personalized premium services and further developing our online course offerings. We may not succeed in executing our growth strategies due to a number of factors, including, without limitation, the following:

•	we may fail to identify new cities with sufficient growth potential into which to expand our network;

•	it may be difficult to increase the number of learning centers in more developed cities;

•	we may fail to effectively market our services in new markets or promote new courses in existing markets;

•	we may not be able to replicate our successful growth model in Beijing and Shanghai to other geographic markets;

•	our analysis for selecting suitable new locations may not be accurate and the demand for our services at such new locations may not materialize or increase as rapidly as we expect;

•	we may fail to obtain the requisite licenses and permits necessary to open learning centers at our desired locations from local authorities;

•	we may not be able to manage our expansion in personalized premium services efficiently and cost-effectively;

•	we may not be able to continue to enhance our online course offerings, generate profits from online courses, or adapt online courses to changing student needs and technological advances; and

•	we may fail to achieve the benefits we expect from our expansion.

If we fail to successfully execute our growth strategies, we may not be able to maintain our growth rate and our business and prospects may be materially and adversely affected as a result.

At present, we derive a majority of our revenues from Beijing and Shanghai. Any event negatively affecting the private education market in Beijing or Shanghai could have a material adverse effect on our overall business and results of operations.

Our services in Beijing and Shanghai currently contribute to most of our revenues. We derived approximately 98% and 96% of our total net revenues for the fiscal years ended February 28, 2010 and 2011, respectively, from these two cities and we expect our services in Beijing and Shanghai to continue to represent the main sources of our income. If either city experiences an event negatively affecting its private education market, such as a serious economic downturn, natural disaster or outbreak of contagious disease, or if either city adopts regulations relating to private education that place additional restrictions or burdens on us, our overall business and results of operations may be materially and adversely affected.

If we fail to expand our personalized premium services efficiently and cost-effectively, our business and prospects could be harmed.

One of our growth strategies is to further expand our personalized premium services in Beijing and replicate that model in other geographic regions in China. The expansion may entail significant investment of human capital, financial resources and management time and attention as such one-on-one tutoring services impose a different set of requirements on our teachers and many other aspects of our operations than small classes, which currently constitute the main format of our service offerings. If we fail to manage our expansion in personalized premium services efficiently and cost-effectively, it could have an adverse effect on our business and prospects.

Accidents or injuries suffered by our students or other people on our premises may adversely affect our reputation, subject us to liability and cause us to incur substantial costs.

Even though we carry certain liability insurance for our students and their parents, in the event of accidents or injuries or other harm to students or other people on our premises, including those caused by or otherwise arising from the actions of our employees or contractors on our premises, our facilities may be perceived to be unsafe, which may discourage prospective students from attending our classes. We could also face claims alleging that we were negligent, provided inadequate supervision to our employees or contractors and therefore should be held jointly liable for harm caused by them or are otherwise liable for injuries suffered by our students or other people on our premises. For instance, in 2011, a student was injured while attending our classes in a learning center in Shanghai and claimed that we were negligent and thus liable for the injury. Although that incident was resolved without any material damages to our reputation or business, there may be similar incidents in the future. A liability claim against us or any of our teachers or independent contractors could adversely affect our reputation, enrollment and revenues. Even if unsuccessful, such a claim could create unfavorable publicity, cause us to incur substantial expenses and divert the time and attention of our management.

Failure to adequately and promptly respond to changes in examination systems, admission standards and technologies in China could render our courses and services less attractive to students.

Under China’s education system, school admissions rely heavily on examination results. College and high school entrance examinations in most cases are mandatory for graduating seniors in high schools and middle schools in order to gain admission to colleges and high schools, respectively, and therefore, a student’s performance in those examinations is critical to his or her education career and future employment prospects. Although examinations are not required for entering middle schools, many key middle schools administer their own assessment tests to disqualify prospective students. It is therefore common for students to take after-school tutoring classes to improve test performance, and the success of our business to a large extent depends on the continued use of assessment tests by schools and colleges in their admissions. However, such heavy emphasis on examination scores may decline or fall out of favor with educational institutions or education authorities in China. For example, education authorities in Yunnan Province stopped administering provincial-level middle school entrance examinations in 2010. Instead, high schools in Yunnan will start to admit students based on a combination of middle school examination results that have replaced raw scores with letter grades and comprehensive evaluations of students’ aptitude and performance by their middle schools. Yunnan Province also prohibits subject competitions in primary and middle schools. Although we do not offer after-school tutoring services in the Yunnan Province, nor do we expect to do so in the near future, it is possible that the local governments in the areas where we have operations may adopt similar measures. Furthermore, approximately 80 universities in China have been allowed to recruit generally no more than 5% of their students through independently administered examinations and admission procedures in recent years. Candidates for admission to those universities are still required to take college entrance examinations and meet certain threshold requirements for minimum scores, but their college entrance exam scores are no longer the sole determining factor in the admission processes of those universities. If we fail to adjust our services to respond to any such material changes, our business may be materially and adversely affected. In addition, admission and assessment tests in China constantly undergo changes and development in terms of subject and skill focus, question type, examination format and the manner in which tests are administered. We therefore must continually update and improve our course materials and our teaching methods. A failure to track and respond to any such changes in a timely and cost-effective manner could make our courses and services less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students and in turn have a material adverse effect on our business, financial condition and results of operations.

Our new courses and services may compete with our existing offerings.

We are constantly developing new courses and services to meet changes in student demands, testing materials, admission standards, market trends and technologies. While some of the courses and services that we develop will expand our current offerings and increase student enrollment, others may compete with or render obsolete our existing offerings without increasing our total student enrollment. For example, our online courses might attract students away from our classroom-based courses. If we are unable to increase our total student enrollment and profitability as we expand our course and service offerings, our business and growth may be adversely affected.

If we are not able to continually enhance our online courses and services and adapt to rapid changes in technological demands and student needs, we may lose market share and our business could be adversely affected.

Widespread use of the Internet for educational purposes is a relatively recent occurrence, and the market for Internet-based courses and services is characterized by rapid technological changes and innovations, as well as unpredictable product life cycles and user preferences. We have limited experience with generating revenues from online courses and services, and their results are largely uncertain. We must be able to adapt quickly to changing student needs and preferences, technological advances and evolving Internet practices in order to compete successfully in online education. Ongoing enhancement of our online offerings and technologies may entail significant expenses and technological risks, and we may not be able to use new technologies effectively and may fail to adapt to changes in the online education market on a timely and cost-effective basis. We began offering online courses in 2010 and revenues generated from our online course offerings accounted for less than 1.9% of our total net revenues in the fiscal year ended February 28, 2011. We expect that revenues from our online course offerings will increase. However, if improvements to our online offerings and technologies are delayed, result in systems interruptions or are not aligned with market expectations or preferences, we may not gain market share and our growth prospects could be adversely affected.

Our success depends on the continuing efforts of our senior management team and other key personnel and our business may be harmed if we lose their services.

Our future success depends heavily upon the continuing services of the members of our senior management team, which includes Bangxin Zhang, our chairman and chief executive officer, Yachao Liu, our senior vice president, Yunfeng Bai, our senior vice president and Joseph Kauffman, our chief financial officer. In April 2011, Mr. Yundong Cao resigned from his position as president and a director of our company, and his responsibilities were assumed by other members of the management team. If any other member of our senior management team leaves us and we fail to effectively manage a transition to new personnel in the future or if we fail to attract and retain qualified and experienced professionals on acceptable terms, our business, financial condition and results of operations could be adversely affected. Competition for experienced management personnel in the education industry is intense, and we may not be able to retain the services of our senior executives or key personnel, or to attract and retain high quality senior executives or key personnel in the future.

Our success also depends on our having highly trained financial, technical, human resource, sales and marketing staff, management personnel and qualified teachers for local markets. We will need to continue to hire additional personnel as our business grows. A shortage in the supply of personnel with requisite skills or our failure to recruit them could impede our ability to increase revenues from our existing courses and services, to launch new course and service offerings and to expand our operations, and would have an adverse effect on our business and financial results.

Failure to control rental costs, obtain leases at desired locations at reasonable prices or protect our leasehold interests could materially and adversely affect our business.

All of our offices and service and learning centers are presently located on leased premises. At the end of each lease term, which generally ranges from two to five years, we must negotiate an extension of the lease and if we are not able to negotiate an extension on terms acceptable to us, we will be forced to move to a different location, or the rent may increase significantly. This could disrupt our operations and adversely affect our profitability. All of our leases are subject to renewal at market prices, which could result in a substantial rent increase at each time of renewal. We compete with many other businesses for sites in certain highly desirable locations and some landlords may have entered into long-term leases with our competitors for prime locations. As a result, we may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could adversely affect our business. In addition, we have not been able to receive from our lessors copies of title certificates or proof of authorization to lease the properties to us for five of our leased properties of approximately 2,400 square meters in total involving aggregate annual rentals of approximately RMB2.3 million. Operations on these five leased properties contributed approximately 3.2% and 2.2% of our total net revenues for the fiscal years ended February 28, 2010 and 2011, respectively. As of the date of this annual report, we are not aware of any actions, claims or investigations threatened against us or our lessors with respect to the defects in our leasehold interests. However, if any of our leases are terminated as a result of challenges by third parties or governmental authorities for lack of title certificates or proof of authorization to lease, we do not expect to be subject to any fines or penalties but we may be forced to relocate the affected learning centers and incur additional expenses relating to such relocation. If we fail to find suitable replacement sites in a timely manner or on terms acceptable to us, our business and results of operations could be materially and adversely affected. We were aware of the defects when we entered into those leases. In many cases, we entered into leases upon promises from the lessors that relevant certificates and authorizations would be delivered at a later time, which did not eventually materialize. Our business and legal teams followed an internal guideline to identify and assess risks in connection with leasing the properties, and a final business decision was made after our analysis of the likely impact of the defects on the leasehold interests and the value of the properties to our expansion plan. However, there is no assurance that our decision would always lead to the favorable outcome we expected to achieve.

Capacity constraints of our teaching facilities could cause us to lose students to our competitors.

The teaching facilities of our physical network are limited in size and number of classrooms. We may not be able to admit all students who would like to enroll in our courses due to the capacity constraints of our teaching facilities. This would deprive us of the opportunity to serve them and to potentially develop a long-term relationship with them for continued services. If we fail to expand our physical capacity as quickly as the demand for our classroom-based services grows, we could lose potential students to our competitors, and our results of operations and business prospects could suffer as a result.

If we fail to protect our intellectual property rights, our brand and business may suffer.

We consider our copyrights, trademarks, trade names and Internet domain names invaluable to our ability to continue to develop and enhance our brand recognition. Unauthorized use of our copyrights, trademarks, trade names and domain names may damage our reputation and brand. Our major brand names and logos are registered trademarks in China. Our proprietary curricula and course materials are protected by copyrights. However, preventing copyright, trademark and trade name infringement or misuse could be difficult, costly and time-consuming, particularly in China. The measures we take to protect our copyrights, trademarks and other intellectual property rights are currently based upon a combination of trademark and copyright laws in China and may not be adequate to prevent unauthorized uses. Furthermore, application of laws governing intellectual property rights in China is uncertain and evolving, and could involve substantial risks to us. There had been several incidents in the past where third parties used our brand “Xueersi” without our authorization and we had to resort to litigation to protect our intellectual property rights. These proceedings were all resolved in our favor and our brand and business were not materially harmed. However, if we are unable to adequately protect our trademarks, copyrights and other intellectual property rights in the future, we may lose these rights, our brand name may be harmed, and our business may suffer materially. Furthermore, our management’s attention may be diverted by violations of our intellectual property rights, and we may be required to enter into costly litigation to protect our proprietary rights against any infringement or violation.

We may encounter disputes from time to time relating to our use of the intellectual property of third parties.

We cannot assure you that our course materials, online platform or other intellectual property developed or used by us do not or will not infringe upon valid copyrights or other intellectual property rights held by third parties. We may encounter disputes from time to time over rights and obligations concerning intellectual property, and we may not prevail in those disputes. Our teachers may, against our policies, use third-party copyrighted materials without proper authorization in our classes or our students may post unauthorized third-party content on our websites. We may incur liability for unauthorized duplication or distribution of materials posted on our websites or used in our classes. Third parties may bring claims against us alleging our infringement of their intellectual property rights. Any such intellectual property infringement claim could result in costly litigation and divert our management attention and resources.

If we fail to negotiate or integrate successfully any future acquisitions, our business and operating results could be adversely affected.

We may acquire additional businesses in the future. If we are unable to successfully integrate the acquired businesses, it could harm our business and operating results. In addition, if the businesses we acquire do not subsequently generate the anticipated financial performance or if another goodwill impairment test triggering event occurs, we may need to revalue or write down the value of goodwill and other intangible assets in connection with such acquisitions, which would harm our results of operations. For example, in July 2008 we acquired schools in Wuhan, Jianli and Qianjiang, Hubei Province, for $1.6 million, $0.2 million and $0.2 million, respectively. However, as subsequent financial performance at these schools was not in line with our expectations at the time of purchase, we recognized an aggregate impairment loss on goodwill of $1.2 million on these acquisitions in the fiscal year ended February 28, 2009. During the 2011 fiscal year we discontinued our operation of the schools in Jianli and Qianjiang.

In addition, we may find it necessary or desirable to acquire other businesses to remain competitive or to expand our business, but may be unable to identify appropriate acquisition targets. If we identify an appropriate acquisition target, we may not be able to negotiate the terms of the acquisition successfully, finance the acquisition or integrate the acquired businesses into our existing business and operations. Furthermore, completing a potential acquisition and integrating an acquired business may strain our resources and require significant management time.

Seasonal and other fluctuations in our results of operations could adversely affect the trading price of our ADSs.

Our revenues and operating results may fluctuate as a result of seasonal variations in our business, principally due to changes in student enrollments. The fluctuations may result in volatility or have an adverse effect on the market price of our ADSs. In addition, comparisons of our operating results between different periods within a single financial year, or between the same periods in different financial years, may not be meaningful and should not be relied upon as good indicators of our performance.

We have limited liability insurance coverage and do not carry business disruption insurance.

We have limited liability insurance coverage for our students and their parents in our major learning centers. A successful liability claim against us due to injuries suffered by our students or other people on our premises could materially and adversely affect our financial conditions, results of operations and reputation. Even if unsuccessful, such a claim could cause adverse publicity to us, require substantial cost to defend and divert the time and attention of our management. In addition, we do not have any business disruption insurance. Any business disruption event could result in substantial cost to us and diversion of our resources.

System disruptions to our websites or computer systems or a leak of student data could damage our reputation and limit our ability to retain students and increase student enrollment.

The performance and reliability of our websites and computer systems is critical to our reputation and ability to retain students and increase student enrollment. Any system error or failure, or a sudden and significant increase in online traffic, could disrupt or slow access to our websites. We cannot assure you that we will be able to expand our online infrastructure in a timely and cost-effective manner to meet the increasing demands of our students and their parents. In addition, our computer systems store and process important information including, without limitation, class schedules, registration information and student data and could be vulnerable to interruptions or malfunctions due to events beyond our control, such as natural disasters and technology failures. For instance, we have in the past experienced interruptions to our operations due to temporary computer system failures. Although we have a daily backup system that runs on different servers for our operating data, we may still lose important student data or suffer disruption to our operations if there is a failure of the database system or the backup system. Moreover, we would suffer economic and reputational damages if a technical failure of our systems causes a leak of student data, including identification or contact information, although there has not been any such leak in the past. Any disruption to our computer systems could therefore have a material adverse effect on our on-site operations and ability to retain students and increase student enrollments.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Our business could be materially and adversely affected by natural disasters or widespread epidemics. On May 12, 2008 and April 14, 2010, severe earthquakes affected parts of Sichuan province in southeastern China and parts of Qinghai province in western China, respectively, resulting in significant numbers of casualties and property damages. While we did not suffer any loss or experience any significant increase in costs as a result of the earthquakes, if a similar disaster were to occur in the future affecting any of the cities in which we have major operations, our business could be materially and adversely affected. In April 2009, a new strain of influenza A virus subtype H1N1, commonly known as “swine flu,” was first discovered in North America and quickly spread to other parts of the world, including China. In early June 2009, the World Health Organization declared the outbreak to be a pandemic. Any outbreak of similar epidemics in China, including severe acute respiratory syndrome, could require temporary closure of our learning centers and have a material and adverse effect on our business operations.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely affected.

As a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending February 29, 2012. In addition, beginning at the same time, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting.

As a result, our management and our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective. This could adversely impact the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes. We will need to incur significant costs and use significant management and other resources in order to comply with Section 404 of the Sarbanes-Oxley Act.

Increases in labor costs in the PRC may adversely affect our business and our profitability.

The economy of China has been experiencing significant growth, leading to inflation and increased labor costs. China's consumer price index, the broadest measure of inflation, rose 4.9% in January 2011 from the level in January 2010. China's overall economy and the average wage in the PRC are expected to continue to grow. As a result, average wage level for our employees also increased in the past years. Continuing increases in China's inflation and material increases in the cost of labor would diminish our competitive advantage and, unless we are able pass on these increased labor costs to our students by increasing prices for our services, our profitability and results of operations could be materially and adversely affected.

We may be classified as a passive foreign investment company under US tax law, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs.

Depending upon the value of our assets based on the market value of our common shares and ADSs and the nature of our assets and income over time, we could be classified as a passive foreign investment company or PFIC, for U.S. federal income tax purposes. Based on our current income and assets and projections as to the value of our common shares and ADSs, we do not expect to be classified as a PFIC for the current taxable year. While we do not anticipate becoming a PFIC, fluctuations in the market price of our ADSs or common shares may cause us to become a PFIC for the current or any subsequent taxable year.

We will be classified as a PFIC for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. Although the law in this regard is unclear, we treat Xueersi Education, Xueersi Network and their respective subsidiaries as being owned by us for United States federal income tax purposes, not only because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their operating results in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Xueersi Education, Xueersi Network and their respective subsidiaries for United States federal income tax purposes, we would likely be treated as a PFIC for our current and any subsequent taxable year. Because of the uncertainties in the application of the relevant rules and because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets, there can be no assurance that we will not be a PFIC for the current or any future taxable year.

If we were to be or become classified as a PFIC, a U.S. Holder (as defined in “Item 10.E—Additional Information—Taxation—Material United States Federal Income Tax Considerations—General”) may be subject to reporting requirements and may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or common shares and on the receipt of distributions on the ADSs or common shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our ADSs or common shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ADSs or common shares. You are urged to consult your tax advisor concerning the United States federal income tax consequences of acquiring, holding, and disposing of ADSs or common shares if we are or become classified as a PFIC. For more information see “Item 10.E—Additional Information—Taxation—Material United States Federal Income Tax Considerations—PFIC Considerations.”

We have granted and will continue to grant restricted shares, share options and other share-based awards in the future, which may materially reduce our net income.

We adopted a share incentive plan in June 2010 that permits granting of options to purchase our Class A common shares, restricted shares, restricted share units, share appreciation rights, dividend equivalent rights and other instruments as deemed appropriate by the administrator under the plan. The maximum aggregate number of Class A common shares that may be issued pursuant to all awards under our share incentive plan is 18,750,000. As of the date of this annual report, 5,964,800 non-vested restricted shares under our share incentive plan to our employees, directors and consultants are outstanding. As a result of these grants and potential future grants under the plan, we have incurred and will continue to incur share-based compensation expenses. We had share-based compensation expenses of $5.3 million for the fiscal year ended February 28, 2011. As of February 28, 2011, the unrecognized compensation expenses related to the non-vested restricted shares amounted to $16.3 million, which will be recognized over vesting periods up to 3.4 years. Expenses associated with share-based compensation awards granted under our share incentive plan may materially reduce our future net income. However, if we limit the size of grants under our share incentive plan to minimize share-based compensation expenses, we may not be able to attract or retain key personnel.

Risks Related to Our Corporate Structure

If the PRC government determines that the agreements that establish the structure for operating our business in China are not in compliance with applicable PRC laws and regulations, we could be subject to severe penalties.

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing education services outside China. Our Cayman Islands holding company is not an educational institution and does not provide education services. We conduct our education business in China through contractual arrangements with Xueersi Education and Xueersi Network and their respective subsidiaries, schools and shareholders. Xueersi Education and Xueersi Network are directly owned by four citizens of the PRC. To comply with PRC laws and regulations, we rely on a series of contractual arrangements entered into among TAL Beijing, Xueersi Network, Xueersi Education and their respective shareholders, subsidiaries and schools to conduct most of our tutoring services in China. We have been and are expected to continue to be dependent on our affiliated entities in China to operate our education business until we qualify for direct ownership of educational businesses in China. Pursuant to our contractual arrangements with our affiliated entities, we, through our wholly owned subsidiaries in China, provide exclusive teaching support, technical service support and other services to our affiliated entities in exchange for payments from them. In addition, we have entered into agreements with Xueersi Education and Xueersi Network, and each of their respective shareholders, which provide us with the ability to effectively control Xueersi Education and Xueersi Network and their respective existing and future subsidiaries and schools.

If the corporate structure and contractual arrangements through which we conduct our business in China are found to be in violation of any existing or future PRC laws or regulations, or if we fail to obtain or maintain any of the required permits or approvals, we would be subject to potential actions by the relevant PRC regulatory authorities with broad discretions, which actions could include:

•	revoke our business and operating licenses;

•	require us to discontinue or restrict our operations;

•	restrict our right to collect revenues;

•	block our websites;

•	require us to restructure our operations in such a way as to compel us to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;

•	impose additional conditions or requirements with which we may not be able to comply; or

•	take other regulatory or enforcement actions against us that could be harmful to our business.

The imposition of any of these penalties could result in a material adverse effect on our ability to conduct our business.

We rely on contractual arrangements with our affiliated entities for our China operations, which may not be as effective in providing operational control as direct ownership.

We have relied and expect to continue to rely on contractual arrangements with our affiliated entities to operate our education business. For a description of these contractual arrangements, see “Item 7.B—Major Shareholders and Related party Transactions—Related Party Transactions—Contractual Arrangements with Our Consolidated Affiliated Entities.” These contractual arrangements may not be as effective in providing us with control over these affiliated entities as direct ownership. If we had direct ownership of Xueersi Education and Xueersi Network, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Xueersi Network or Xueersi Education, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance by our affiliated entities and their respective shareholders of their obligations under the contracts to exercise control over our affiliated entities. In addition, we may not be able to renew these contracts with Xueersi Network, Xueersi Education and their respective subsidiaries or shareholders if the legal owners of Xueersi Network or Xueersi Education do not act in the best interests of our company when conflicts of interest arise. Therefore, our contractual arrangements with our affiliated entities may not be as effective in ensuring our control over our China operations as direct ownership would be.

Any failure by our affiliated entities or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business and financial condition.

If Xueersi Network, Xueersi Education or any of their respective subsidiaries or schools or any of their respective shareholders fails to perform its obligations under the contractual arrangements, we may have to incur substantial costs and resources to enforce our rights under the contracts, and rely on legal remedies under the PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. For example, if the shareholders of Xueersi Network or Xueersi Education were to refuse to transfer their equity interest in Xueersi Network or Xueersi Education to us or our designee when we exercise the call option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the material agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes under the agreements through arbitration in Beijing. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our affiliated entities, and our ability to conduct our business may be negatively affected.

The legal owners of Xueersi Education and Xueersi Network may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The four legal owners of Xueersi Education and Xueersi Network are Mr. Bangxin Zhang, Mr. Yachao Liu, Mr. Yunfeng Bai, and Mr. Yundong Cao. Mr. Zhang, Mr. Liu and Mr. Bai are our beneficial shareholders and directors or officers of TAL Education Group. Mr. Cao is a beneficial owner of TAL Education Group. Mr. Bangxin Zhang, one of these legal owners, is a director of TAL Education Group and is also a director of

Xueersi Education and Xueersi Network. We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or such conflicts will be resolved in our favor. In addition, these individuals may breach, or cause our affiliated entities to breach, or refuse to renew, the existing contractual arrangements we have with them and our affiliated entities. Currently, we do not have any arrangements to address potential conflicts of interest between these individuals and our company. We rely on these individuals to abide by the laws of the Cayman Islands and China, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in the best interests of the company and not to use their positions for personal gains. If we cannot resolve any conflict of interest or dispute between us and the legal owners of Xueersi Network or Xueersi Education, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Our affiliated entities may be subject to significant limitations on their ability to operate private schools or make payments to related parties, or otherwise be materially and adversely affected by changes in PRC laws governing private education providers.

The principal regulations governing private education in China are The Law for Promoting Private Education (2003) and The Implementation Rules for The Law for Promoting Private Education (2004). Under these regulations, a private school may elect to be a school that does not require reasonable returns or a school that requires reasonable returns. At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of annual net balance of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school, if any. A private school that requires reasonable returns must publicly disclose such election and additional information required under the regulations. A private school shall consider factors such as the school’s tuition, ratio of the funds used for education-related activities to the course fees collected, admission standards and educational quality when determining the percentage of the school’s net income that would be distributed to the investors as reasonable returns. However, none of the current PRC laws and regulations provides a formula or guidelines for determining “reasonable returns.” In addition, none of the current PRC laws and regulations sets forth clear requirements or restrictions on a private school’s ability to operate its education business based on such school’s status as a school that requires reasonable returns or a school that does not require reasonable returns.

Our schools are registered as schools that require reasonable returns in some cities and as schools that do not require reasonable returns in others. Among our ten affiliated schools, seven have elected not to require reasonable returns and the remaining three have elected to require reasonable returns. The respective sponsor of each school will make such election and determine the amounts to be allocated to each school’s development fund in accordance with PRC laws and regulations. We do not believe that the election to be a school that does or does not require reasonable returns will affect amounts that may be distributed to us by means of different fee payments such as service fees. As a holding company, we may rely on dividends and other distributions from TAL Beijing, one of our PRC subsidiaries, and TAL Beijing is entitled to receive service fees from the schools according to the relevant exclusive business cooperation agreements. We do not believe that TAL Beijing’s right to receive the service fees from the schools will be affected by such election, but if our judgment turns out to be incorrect, TAL Beijing’s ability to make distributions or pay dividends to us may be materially and adversely impacted. If a school elects to be a school that does not require reasonable return but in fact pays reasonable return to its sponsor, in extreme cases, PRC governmental authorities have the right to suspend the operations of the relevant school and stop student enrollment and perhaps even to de-register the operating permits of such schools altogether, which may materially and adversely impact our business, financial condition and results of operations.

Contractual arrangements our subsidiaries have entered into with our affiliated entities may be subject to scrutiny by the PRC tax authorities and a finding that we or our affiliated entities owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our wholly owned subsidiaries in China and our affiliated entities do not represent an arm’s-length price and consequently adjust our affiliated entities’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by our affiliated entities, which could in turn increase their tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties to our affiliated entities for unpaid taxes. Our consolidated net income may be materially and adversely affected if our affiliated entities’ tax liabilities increase or if they are subject to late payment fees or other penalties.

If any of our PRC subsidiaries, affiliated entities and their subsidiaries becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy certain important assets, which could reduce the size of our operations and materially and adversely affect our business, ability to generate revenue and the market price of our ADSs.

We currently conduct our operations in China mainly through contractual arrangements with our affiliated entities. As part of these arrangements, our affiliated entities hold operating permits and licenses and some of the assets that are important to the operation of our business. If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in China

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions in a civil law system may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always consistent, and enforcement of these laws, regulations and rules involve uncertainties, which may limit the available legal protections. In addition, the PRC administrative and court authorities have significant discretion in interpreting and implementing or enforcing statutory rules and contractual terms, and it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we may enjoy in the PRC than under some more developed legal systems. These uncertainties may affect our judgment on the relevance of legal requirements and our decisions on the measures and actions to be taken to fully comply therewith and may affect our ability to enforce our contractual or tort rights. In addition, the regulatory uncertainties may be exploited through unmerited legal actions or threats in an attempt to extract payments or benefits from us. Such uncertainties may therefore increase our operating expenses and costs, and materially and adversely affect our business and results of operations.

Uncertainties with respect to PRC laws and regulations on school curriculum, testing materials and admission standards may have a material adverse effect on us.

There are continuous changes in the focus of the subjects and questions tested in high school and college entrance exams in China, the format of the tests, the manner in which the tests are administered and college admission standards in China. These changes require us to continually update and enhance our curriculum, course materials and teaching methods. Any inability to track and respond to these changes in a timely and cost-effective manner would make our services and products less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students without a significant decrease in course fees. Further, we understand the Chinese Ministry of Education, or the MOE, has been discussing reforms of the curriculum of primary and secondary schools. Therefore, school curriculum will likely undergo changes, and our tutoring programs and materials will need to be adapted for such changes. Failure to respond in a timely manner to such changes will adversely impact the marketability of our services and products.

A substantial number of our students enroll in our tutoring program to achieve better exam performance in school and in entrance exams. However, educational institutions and government authorities in China have initiated discussions and conducted some early experiments in China on school admissions. Generally, these discussions and experiments exhibit a trend of basing admissions decisions less on entrance exam scores and more on a combination of other factors, such as past academic record, extracurricular activities and comprehensive aptitude evaluations. There have been certain changes in some geographic areas in the way the high school entrance exam is administered. In 2009, 76 universities and colleges were allowed to recruit up to 5% of their students through independently administered tests according to a notice promulgated by the MOE, although students admitted in this manner still need to meet certain thresholds in the national college entrance exam. It has been reported that the number of such universities and colleges will further increase. If the use of admissions tests in China declines or falls out of favor with educational institutions and government authorities and if we fail to respond to these changes, the demand for our tutoring services may decline, and our business may be materially and adversely affected.

Regulations and policies which de-emphasize international scholastic competition achievements in college, high school and junior high school admissions may have an impact on our enrollments. For example, in November, 2010, the PRC Ministry of Education amended its “extra credit policy” by limiting the number of extra credits awarded to Olympiad competition winners which can be applied toward a student's college entrance examination test score. Similarly, in March 2011, the Shanghai Municipal Education Commission promulgated the Opinions Regarding the Implementation of Work in Connection with Compulsory Education Schools Enrollment in Shanghai for 2011, which stated, among other things, that private middle schools in Shanghai may not consider any kind of contest certificate, including Olympiad math competition achievement certificates, as an advantage in the admissions process for private middle schools in Shanghai. We do not believe policies such as these will have a material impact on our results of operations, as we do not offer any Olympiad-focused classes for high school students and we believe that most parents of primary school students will still view Olympiad classes and competitions as an effective way for their kids to gain an edge in China's increasingly competitive educational environment, and many will continue to enroll them in our primary school math courses. However, we can not assure you that regulatory and policy changes such as these will not result in a material decrease in our student enrollments, and should such a decrease result, our business, financial condition and results of operations would be materially and adversely affected.

Uncertainties with respect to PRC regulatory restrictions on after-school services could have a material adverse effect on us.

In 2009, the Ministry of Education, together with a few other PRC government agencies, issued implementation rules on administration of education-related fee collection, which provide, among other things, that schools that are part of the compulsory education system are not allowed to charge students additional fees for any type of after-school tutoring classes, and that public schools and their teachers, whether or not in cooperation with private schools, are prohibited from offering any type of after-school tutoring or training classes for a fee outside the school. Private schools, which are not part of the compulsory education system, generally are permitted to offer after-school tutoring services pursuant to their private school operating permits issued by the relevant PRC governmental authorities pursuant to the Law for Promoting Private Education and implementation rules promulgated thereunder. However, several provincial government agencies issued notices or rules applicable in their respective provinces expressly prohibiting even private schools from offering after-school tutoring classes to primary and secondary school students. Among the areas where we offer after-school tutoring services, local governments in Shanghai and Tianjin issued notices in 2004 and 2005, respectively, prohibiting private schools from offering after-school tutoring services to primary and secondary school students. Nevertheless, we are not aware of any instances in Shanghai or Tianjin where the governmental authorities took actions enforcing the aforementioned notices; nor have we received any notices, warnings or inquiries from these governmental authorities with respect to our tutoring services. Net revenues attributable to tutoring services in Shanghai and Tianjin accounted for less than 11% of our total net revenues for the fiscal year ended February 28, 2011. The aforementioned notices do not provide any monetary penalties for violations and thus we are not able to quantify the penalties that we may be subject to if we are deemed not to be in compliance with these notices. We are not aware of any imminent risks in connection with the aforementioned notices. However, since PRC regulatory authorities have significant discretion in interpreting and implementing rules and regulations and that regulatory enforcements can be inconsistent, we cannot assure you that we will not in the future be subject to the above mentioned regulations, fined or otherwise penalized by government authorities for offering such classes, in which case our business and operations could be materially and adversely affected.

We are required to obtain various operating licenses and permits and to make registrations and filings for our after-school tutoring services in China; failure to comply with these requirements may materially adversely affect our business operations.

We are required to obtain and maintain various licenses and permits and fulfill registration and filing requirements in order to conduct and operate our after-school tutoring business. For instance, to establish and operate a school to provide after-school tutoring services, we are required to obtain a private school operating permit and to make necessary filings for each learning center with the Ministry of Education and the Ministry of Civil Affairs or their local bureaus. As of the date of this annual report, 28 of our 132 centers in operation may be subject to material fines or other material penalties due to their failure to obtain the requisite operating permits from the relevant governmental authorities. These 28 learning centers in the aggregate accounted for 11.3% of our total net revenues for the fiscal year ended February 28, 2011. We are in the process of preparing filings and applying for permits for these learning centers and expect to complete and obtain most filings and permits in the foreseeable future. In some cases, we were not able to obtain certain permits because we have not yet met all the detailed requirements set forth by the local authorities for granting the permits, and we have begun taking steps to meet these requirements. We intend to ensure compliance with applicable rules and regulations in establishing new learning centers. Our business and legal teams are required to follow an internal guideline to obtain all requisite permits and make necessary filings on a timely basis for our new learning centers. However, there is no assurance that our efforts will result in full compliance given the significant amount of discretion the PRC authorities have in interpreting, implementing or enforcing rules and regulations and due to other factors beyond our control. Although we have not been subject to any material fines or other penalties in relation to any non-compliance of licensing requirements in the past, if we fail to cure any non-compliance in a timely manner, we may be subject to fines, confiscation of the gains derived from our noncompliant operations or the suspension of our noncompliant operations, which may materially and adversely affect our business and results of operations.

If the relevant PRC regulatory authorities subsequently determine that personalized premium services must be operated through registered schools or non-foreign-invested PRC companies, our personalized premium services business may be exposed to increased risks associated with the contractual arrangements.

We currently offer our personalized premium tutoring services in Beijing through Huanqiu Zhikang, our wholly owned subsidiary, which is a foreign-invested company under PRC laws and regulations. Huanqiu Zhikang’s sole business is offering personalized premium tutoring services in Beijing, which contributed approximately 12.6% of our total net revenues for the fiscal year ended February 28, 2011. In cities other than Beijing, our personalized premium tutoring services are offered through our affiliated schools pursuant to the local legal requirements. We offer the personalized premium tutoring services in Beijing through Huanqiu Zhikang, as opposed to through our PRC affiliated entities, primarily because we believe that one-on-one tutoring services fall within the scope of “for-profit training activities” and are not “educational activities” under the jurisdiction of the Beijing Municipal Education Commission, based on telephone inquiries we and our PRC counsel made to the Beijing Municipal Education Commission, which is the local bureau of the Ministry of Education in Beijing. In addition, Huanqiu Zhikang has obtained a business license from Beijing Administration of Industry and Commerce, expressly permitting Huanqiu Zhikang to conduct “educational consulting services,” which we believe covers our personalized premium services in Beijing. We also believe that providing personalized premium services through Huanqiu Zhikang, a wholly owned subsidiary, enhances our effective control over such business and improves management efficiency. To the extent we view that the benefits resulting from our current structure is greater than the risks associated with the legal uncertainties, we intend to continue to offer personalized premium services through Huanqiu Zhikang in Beijing in our future expansion plan for these services.

However, the differences between “educational activities,” on the one hand, and “for-profit training activities” and “educational consulting services,” on the other hand, remain unclear under the PRC laws and regulations. The Law for Promoting Private Education provides that “educational activities,” which are required to be conducted through schools or educational institutions, shall be regulated by the Ministry of Education whereas “for-profit training activities” shall be regulated by the Administration of Industry and Commerce in accordance with separate regulations to be issued by the State Council. To date, the State Council has not promulgated any regulations with respect to “for-profit training activities” and in practice, regulators in different local jurisdictions may have different views and administrative policies on one-on-one tutoring activities. Therefore, we cannot be certain that the relevant government authorities will reach the same conclusion in the future as we have regarding one-on-one personalized premium tutoring services.

If the relevant PRC regulatory authorities subsequently determine that personalized premium services must be operated through registered schools or non-foreign-invested PRC companies, we may be required to restructure our operations to offer personalized premium services through our affiliated schools, which may expose our personalized premium services business to increased risks associated with the contractual arrangements with affiliated entities. See “—Risks Related to Our Corporate Structure.” If we fail to cure our non-compliance in a timely manner, we may be subject to fines of up to RMB100,000, suspension of such operations or other penalties, which may materially and adversely affect our business and results of operations.

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and services and materially and adversely affect our competitive position.

All of our business operations are conducted in China and all of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The economy in China differs from the economies of most developed countries in many respects, including:

•	degree of government involvement;

•	level of development;

•	rate of economic growth;

•	control of foreign exchange rates and currency conversion;

•	access to financing; and

•	allocation of resources.

Although China has been transitioning from a planned economy to a more market-oriented economy since the 1970s, the PRC government continues to exercise significant control over China’s economy through resource allocation, foreign exchange control, monetary policies and administrative regulations of certain industries and entities. In recent years, the PRC government has implemented measures emphasizing the reliance on market forces to promote economic reform, reduce state ownership of productive assets and establish corporate governance structures in business enterprises. Nevertheless, a substantial portion of the productive assets in China are still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the government could materially and adversely affect our business.

While the Chinese economy has grown significantly in the past 30 years, the growth has been uneven geographically among various sectors of the economy, and during different periods. We cannot assure you that the Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on our business.

We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could limit our ability to pay dividends to holders of our ADSs and common shares.

We are a holding company and conduct substantially all of our business through our operating subsidiaries and consolidated affiliated entities, which are limited liability companies established in China. We may rely on dividends paid by our subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. In particular, regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. PRC companies are also required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their statutory surplus reserves until the accumulative amount of such reserves reaches 50% of their registered capital. These reserves are not distributable as cash dividends. In addition, PRC companies may allocate a portion of their after-tax profit to their staff welfare and bonus fund at the discretion of their boards of directors. Our PRC subsidiaries and VIEs historically have not allocated any of their after-tax profits to staff welfare and bonus funds, since there is no legal requirement to do so, but they may nevertheless decide to set aside such funds in the future. There is no maximum amount of after-tax profit that a company may contribute to such funds. Moreover, each of our affiliated schools is required to allocate certain amount of profits to its development fund for the construction or maintenance of school facilities or procurement or upgrade of educational equipment at the end of each fiscal year. See “Item 4.B. Information On the Company—Business Overview—PRC Regulation—Regulation on Private Education—The Law for Promoting Private Education (2003) and the Implementation Rules for the Law for Promoting Private Education (2004)” for a discussion on the requirements for private schools to make allocations to school development funds. Any direct or indirect limitation on the ability of our PRC subsidiaries to distribute dividends and other distributions to us could materially and adversely limit our ability to make investments or acquisitions at the holding company level, pay dividends or otherwise fund and conduct our business.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may limit the use of the proceeds we received from our initial public offering for our expansion or operations.

In utilizing the proceeds we received from our initial public offering in October 2010 or in other financing activities, as an offshore holding company with PRC subsidiaries, we may (i) make additional capital contributions to our PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries or our VIEs, or (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

•	capital contributions to our subsidiaries in China, whether existing ones or newly established ones, must be approved by the PRC Ministry of Commerce or its local bureaus;

•

loans by us to our subsidiaries in China, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with the PRC State Administration of Foreign Exchange, or SAFE, or its local bureaus;

•

loans by us to our VIEs and their respective subsidiaries, which are domestic PRC entities, must be approved by the National Development and Reform Commission and must also be registered with SAFE or its local bureaus.

In addition, on August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of its capital contribution in foreign currency into Renminbi. It requires that Renminbi converted from foreign currency-denominated capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the relevant government authority and may not be used to make equity investments in China, unless specifically provided otherwise. Moreover, the approved use of such Renminbi funds may not be changed without approval from SAFE. Renminbi funds converted from foreign exchange may not be used to repay loans in Renminbi if the proceeds of such loans have not yet been used. Any violation of Circular 142 may result in severe penalties, including substantial fines. We expect that if we convert the net proceeds from our initial public offering into Renminbi pursuant to Circular 142, our use of Renminbi funds will be for purposes within the approved business scope of our PRC subsidiaries. However, we may not be able to use such Renminbi funds to make equity investments in the PRC through our PRC subsidiaries.

We expect that the PRC regulations of loans and direct investment by offshore holding companies to PRC entities may continue to limit our use of proceeds from our initial public offering or from other financing sources. There are no costs associated with registering loans or capital contributions with relevant PRC governmental authorities, other than nominal processing charges. Under PRC laws and regulations, the PRC governmental authorities are required to process such approvals or registrations or deny our application within a prescribed period which is usually less than 90 days. The actual time taken, however, may be longer due to administrative delay. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to our future plans to use the U.S. dollar proceeds we receive from our initial public offering for our expansion and operations in China. If we fail to receive such registrations or approvals, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and ability to fund and expand our business.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to us, or otherwise materially and adversely affect us.

The State Administration of Foreign Exchange, or SAFE, issued Circular 75, requiring PRC residents, including both legal persons and natural persons, to register with the relevant local branch of SAFE before establishing or controlling any company outside of China, referred to as an “offshore special purpose company,” for the purpose of raising funds from overseas to acquire assets of, or equity interest in, PRC companies. In addition, any PRC resident that is the beneficial owner of an offshore special purpose company is required to amend his or her registration with the local branch of SAFE, with respect to that offshore special purpose company in connection with any increase or decrease in its capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. Any failure to comply with the above registration requirements could result in PRC subsidiaries being prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore parent companies, offshore parent companies being restricted in their ability to contribute additional capital into their PRC subsidiaries, and other liabilities under PRC laws for evasion of foreign exchange restrictions.

We believe that all of our shareholders who are PRC citizens or residents have completed their required registrations with SAFE, in accordance with Circular 75 prior to the completion of our initial public offering in October 2010, and we are in the process of filing with SAFE amendments related to our listing on the New York Stock Exchange. However, we may not at all times be fully aware or informed of the identities of all of our beneficial owners who are PRC citizens or residents, and we may not always be able to compel our beneficial owners to comply with Circular 75; nor can we ensure you that their registrations, if they choose to apply, will be successful. The failure or inability of our PRC resident beneficial owners to make any required registrations or comply with these requirements may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans (including proceeds from our initial public offering in October 2010) to our China operations, limit our PRC subsidiary’s ability to pay dividends or otherwise distribute profits to us, or otherwise materially and adversely affect us.

If the China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency, determines that CSRC approval was required in connection with our initial public offering, we may become subject to penalties.

On August 8, 2006, six PRC regulatory agencies, namely, the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006. The M&A Rule purports to require, among other things, offshore special purpose vehicles, or SPVs, formed for the purpose of acquiring PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. While the application of the M&A Rule remains unclear, we believe, based on the advice of our PRC counsel, Tian Yuan Law Firm, that CSRC approval was not required in the context of our initial public offering in October 2010, as we are not a special purpose vehicle formed for the purpose of acquiring domestic companies that are controlled by PRC individual shareholders, as we acquired contractual control of, rather than equity interest in, our domestic affiliated entities. However, we cannot assure you that the relevant PRC government agency, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or another PRC regulatory agency determines that CSRC’s approval was needed for our initial public offering, we may face sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC, restrict or prohibit payment or remittance of dividends by our PRC subsidiary to us, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs.

The discontinuation of any of the preferential tax treatments currently available to us in China could adversely affect our overall results of operations.

Under the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, the statutory enterprise income tax rate is 25%, except where a special preferential rate applies.

Our affiliated entity, Xueersi Education, was qualified as a “High and New Technology Enterprise,” under the EIT Law effective January 1, 2008 and therefore was qualified for a preferential tax rate of 15%. In addition, since Xueersi Education is located in a high and new technology industrial zone in Beijing and qualified as a High and New Technology Enterprise, it was entitled to a three-year exemption from the enterprise income tax from calendar year 2006 to 2008 and a further tax reduction to a rate of 7.5% from calendar year 2009 to 2011. Our wholly owned subsidiary, TAL Beijing, was qualified as a “Newly Established Software Enterprise” under the EIT Law and therefore entitled to a two-year exemption from the enterprise income tax from calendar year 2009 to 2010 and a further tax reduction to 50% of the applicable rate from calendar year 2011 to 2013.

On April 21, 2010, the State Administration of Taxation issued Circular 157, Further Clarification on Implementation of Preferential EIT Rate during Transition Periods, or Circular 157. Circular 157 seeks to provide additional guidance on the interaction of certain preferential tax rates under the transitional rules of the EIT Law. Prior to Circular 157, we interpreted the law to mean that if a “high and new technology enterprise strongly supported by the state” or “High and New Technology Enterprise” was in a tax holiday period that provides for “2-year exemption plus 3-year half rate” or “5-year exemption plus 5-year half rate” or other tax exemptions and reductions, where it was entitled to a 50% reduction in the tax rate and was also entitled to a 15% rate of tax due to its High and New Technology Enterprise status under the EIT Law, then it was entitled to pay tax at the rate of 7.5%. Circular 157 appears to have the effect that such an entity is entitled to pay tax at the lower of 15% and 50% of the standard PRC tax rate, which is currently 25%. Based on the interpretation of Circular 157 from the relevant local tax authority, we believe that entities that are qualified for “3-year exemption plus 3-year half rate” tax holiday as High and New Technology Enterprises and are registered in the Zhongguancun High and New Technology Industrial Zone of Beijing will continue to pay income tax at a rate of 7.5%. Since Xueersi Education enjoys “3-year exemption plus 3-year half rate” and is a High and New Technology Enterprise registered in the Zhongguancun High and New Technology Industrial Zone of Beijing, we believe that Xueersi Education will continue to pay income tax at the rate of 7.5% through calendar year 2011. We cannot assure you, however, that the tax authorities will not in the future change their position on our preferential tax treatments. The discontinuation of our preferential tax treatments may materially increase our future tax liabilities.

Under the EIT Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the EIT Law, an enterprise established outside of China with “de facto management body” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes, although the dividends paid to one resident enterprise from another may qualify as “tax-exempt income.” The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. A circular issued by the State Administration of Taxation on April 22, 2009 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management body” located within China if all of the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function are mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) at least half of the enterprise’s directors with voting right or senior management reside in the PRC.

Based on the advice of our PRC counsel, Tian Yuan Law Firm, we do not believe that either TAL Group or Xueersi Hong Kong meets all of the conditions above. In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever having been deemed to be PRC “resident enterprises” by the PRC tax authorities. Therefore, based on our PRC counsel’s advice, we believe that neither TAL Group nor Xueersi Hong Kong should be treated as a “resident enterprise” for PRC tax purposes. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities, there are uncertainties and risks associated with this issue. If the PRC tax authorities determine that TAL Group and Xueersi Hong Kong are “resident enterprises” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, although under the EIT Law and its implementing rules, dividend income between qualified resident enterprises is a “tax-exempt income,” we cannot guarantee that dividends paid to TAL Group from our PRC subsidiaries through Xueersi Hong Kong would qualify as “tax-exempt income” and will not be subject to withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as “resident enterprises” for PRC enterprise income tax purposes. Finally, the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs, if such income is considered PRC-sourced income by the relevant PRC authorities. This could have the effect of increasing our and our shareholders’ effective income tax rates and may require us to deduct withholding tax from any dividends we pay to our non-PRC shareholders. In addition to the uncertainties regarding how the new “resident enterprise” classification may apply, it is also possible that the rules may change in the future, possibly with retroactive effect.

Moreover, pursuant to the Arrangement between the PRC and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, dividends declared after January 1, 2008 and distributed to our Hong Kong subsidiary by our PRC subsidiaries are subject to withholding tax at a rate of 5%, provided that our Hong Kong subsidiary is deemed by the relevant PRC tax authorities to be a “non-resident enterprise” under the EIT Law and holds at least 25% of the equity interest of our PRC subsidiaries. The State Administration for Taxation promulgated the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement on October 27, 2009, or SAT Circular 601, which provides guidance for determining whether a resident of a jurisdiction with tax treaties with the PRC is the “beneficial owner” of an item of income under PRC tax treaties and tax arrangements. According to SAT Circular 601, a beneficial owner generally must engage in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. A conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. Although we may use Xueersi Hong Kong as a platform to expand our business in the future, Xueersi Hong Kong currently does not engage in any substantive business activities and thus it is possible that Xueersi Hong Kong may not be regarded as a “beneficial owner” for the purposes of SAT Circular 601 and the dividends it receives from our PRC subsidiaries would be subject to withholding tax at a rate of 10%.

We face uncertainties with respect to application of the Circular on Strengthening the Administration of Enterprise Income Tax for Share Transfer of Non-PRC Resident Enterprises.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation on December 10, 2009, where a foreign investor transfers the equity interests of a PRC resident enterprise indirectly via disposition of the equity interests of an overseas holding company, or an “Indirect Transfer,” and such overseas holding company is located in a tax jurisdiction that (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor shall report the Indirect Transfer to the competent tax authority. The PRC tax authority will examine the true nature of the Indirect Transfer, and if the tax authority considers that the foreign investor has adopted an “abusive arrangement” in order to avoid PRC tax, it may disregard the existence of the overseas holding company and re-characterize the Indirect Transfer and as a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the competent tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. Circular 698 is retroactively effective from January 1, 2008. Although several issues related to Circular 698 were clarified through the Public Notice dated March 28, 2011 by the State Administration of Taxation, there is little guidance and practical experience regarding the application of this tax circular. In recent cases, some intermediary holding companies were actually looked through by the PRC tax authorities, and consequently the non PRC resident investors were deemed to have transferred the PRC subsidiaries and PRC corporate taxes were assessed accordingly. It is possible that we or our non-resident investors may become at risk of being taxed under Circular 698 and may be required to expend valuable resources to comply with Circular 698 or to establish that we or our non-resident investors should not be taxed under Circular 698, which may have an adverse effect on our financial condition and results of operations or such non-resident investors’ investment in us.

We face risks and uncertainties with respect to the licensing requirement for Internet audio-video programs.

On December 20, 2007, the State Administration of Radio, Film and Television, or SARFT, and the Ministry of Industry and Information Technology, or MII, issued the Administrative Measures Regarding Internet Audio-Video Program Services, or the Internet Audio-Video Program Measures, which became effective on January 31, 2008. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide Internet audio-video program services without a “License for Disseminating Audio-Video Programs through Information Network” issued by SARFT or its local bureaus or completing the relevant registration with SARFT or its local bureaus, and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transmission to the public through the Internet, of audio-video programs, or the provision of audio-video program uploading and transmission services. On February 3, 2008, SARFT and MII jointly held a press conference in response to inquiries related to the Internet Audio-Video Program Measures, during which SARFT and MII officials indicated that providers of audio-video program services established prior to the promulgation date of the Internet Audio-Video Program Measures that do not have any regulatory non-compliance records can re-register with the relevant government authorities to continue their current business operations. After the conference, the two authorities published a press release that confirmed the above guidelines. There are still significant uncertainties relating to the interpretation and implementation of the Internet Audio-Video Program Measures, in particular, the scope of “Internet Audio-Video Programs.”

Furthermore, on April 1, 2010, SARFT promulgated the Test Implementation of the Tentative Categories of Internet Audio-Visual Program Services, or the Categories, which clarified the scope of Internet audio-video programs services. According to the Categories, there are four categories of Internet audio-visual program services which are further divided into seventeen sub-categories. The third sub-category to the second category covers the making and editing of certain specialized audio-video programs concerning, among other things, educational content, and broadcasting such content to the general public online.

We began offering online courses in 2010, and in the fiscal year ended February 28, 2011 revenues derived from audio-video program services that may be subject to the Audio-Video Program Measures were less than 1.9% of our total net revenues. In the course of offering online tutoring services, we transmit our audio-video educational courses and programs through the Internet only to enrolled course participants, not to the general public. The limited scope of our audience distinguishes us from general online audio-video broadcasting companies, such as companies operating user-generated content websites. In addition, we do not provide audio-video program uploading and transmission services. As a result, we believe that we are not subject to the Internet Audio-Video Program Measures. However, there is no further official or publicly available interpretation of these definitions, especially the scope of “Internet audio-video program service.” If the governmental authorities determine that our provision of online tutoring services falls within the Internet Audio-Video Program Measures, we may not be able to obtain the License for Disseminating Audio-Video Programs through Information Network. If this occurs, we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content.

Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of the Renminbi into foreign currencies, including the U.S. dollar, has been based on exchange rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi solely to the U.S. dollar. Under this revised policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an approximately 21.3% appreciation of the Renminbi against the U.S. dollar between July 21, 2005 and December 31, 2009. In June 2010, the People’s Bank of China announced that it has decided to proceed further with reform of the Renminbi exchange regime and to enhance the Renminbi exchange rate flexibility. In 2010, the appreciation of Renminbi against the U.S. dollar reached 3.0% in total. It is difficult to predict how this new policy may impact the Renminbi exchange rate going forward. In addition, there remains international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant adjustment of the RMB against the U.S. dollar.

Significant revaluation of the Renminbi may have a material adverse effect on your investment. For example, to the extent that we have U.S. dollar assets and we need to convert our U.S. dollar assets into Renminbi, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into

U.S. dollars for the purpose of making payments for dividends on our common shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Under our current corporate structure, our income will be primarily derived from a share of the earnings from our PRC subsidiaries. Revenues of our PRC subsidiaries are all denominated in Renminbi. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency-denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, for any PRC company, dividends can be declared and paid only out of the retained earnings of that company under PRC law. Furthermore, approval from SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies. Specifically, under the existing exchange restrictions, without a prior approval of SAFE, cash generated from the operations of our subsidiaries in China may be used to pay dividends by our PRC subsidiaries to TAL Group through Xueersi Hong Kong and pay employees of our PRC subsidiaries who are located outside China in a currency other than the Renminbi. With a prior approval from SAFE, cash generated from the operations of our PRC subsidiaries and affiliated entities may be used to pay off debt in a currency other than the Renminbi owed by our subsidiaries and affiliated entities to entities outside China, and make other capital expenditures outside China in a currency other than the Renminbi. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Employee participants in our share incentive plan who are PRC citizens may be required to register with SAFE. We also face regulatory uncertainties in China that could restrict our ability to grant restricted shares or share options to our employees who are PRC citizens.

To implement the Administrative Rule on Foreign Exchange Matters of Individuals promulgated by the People’s Bank of China and its related implementing rule provided by SAFE, on March 28, 2007, SAFE issued the Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Incentive Plan and Stock Option Plan of An Overseas Listed Company, or Circular 78. For any plans adopted by an overseas listed company that are covered by Circular 78, Circular 78 requires the employee participants who are PRC citizens to register, through a PRC agent or PRC subsidiary of the overseas listed company, with SAFE or its local branch. In addition, Circular 78 also requires the employee participants who are PRC citizens to follow a series of requirements, including applications for foreign exchange purchase quotas, opening of special bank accounts and filings with SAFE or its local branch before they exercise their stock options. On January 7, 2008, SAFE issued Notice on Relinquishing Power of Approving the First-time Application of Foreign Exchange Purchase Quotas, Opening of Special Bank Accounts. According to this notice, SAFE’s local branches at provincial level have the authority to approve certain foreign exchange transactions in connection with equity compensation plans or incentive plans.

We have recently submitted applications to SAFE’s Beijing branch on behalf of employees who hold significant numbers of restricted shares with the assistance of a consulting firm specialized in the SAFE procedure. However, since Circular 78 is relatively new and its interpretations and application of this circular involves uncertainties, although we have made the commercial best efforts to comply with the Circular 78 based on the market practice, if the SAFE does not accept our applications, we and the participants of our share incentive plan who are PRC citizens may be subject to fines and legal sanctions, restrict the abilities of such participants to exercise their stock options or remit proceeds gained from sale of their stock into the PRC, and may prevent us from further granting restricted shares or from granting options under our share incentive plan to our employees who are PRC citizens. Such events could adversely affect our business operations.

Risks Related to Our ADSs

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors such as:

•	actual or anticipated fluctuations in our operating results,

•	changes in financial estimates by securities research analysts,

•	changes in the economic performance or market valuation of other education companies,

•	announcements by us or our competitors of material acquisitions,

•	strategic partnerships, joint ventures or capital commitments,

•	addition or departure of our executive officers and key personnel,

•	intellectual property litigation,

•	release or expiration of lock-up or other transfer restrictions on our outstanding Class B common shares or ADSs, and

•	economic, regulatory or political conditions in China.

In addition, the performance, and fluctuation in market prices, of other companies with business operations mainly located in China that have listed their securities in the United States may affect the volatility in the price and trading volume of our ADSs. Furthermore, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A common shares and ADSs may view as beneficial.

Our common shares are divided into Class A common shares and Class B common shares. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. We issued Class A common shares represented by our ADSs in our initial public offering. As part of the redesignation of our capital structure at the time of our initial public offering, all of our existing shareholders as of September 29, 2010, including our founders, received Class B common shares, and our outstanding preferred shares were automatically converted into Class B common shares immediately prior to the completion of our initial public offering in October 2010. Each Class B common share is convertible into one Class A common share at any time by the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances.

Upon any transfer of Class B common shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B common shares shall be automatically and immediately converted into the equal number of Class A common shares. In addition, if at any time, any of the persons who held Class B common shares immediately before our initial public offering and their affiliates collectively own less than 5% of the total number of the issued and outstanding Class B common shares, each issued and outstanding Class B common share owned by such Class B holder shall be automatically and immediately converted into one share of Class A common share, and no Class B common shares shall be issued by us thereafter. Due to the disparate voting powers attached to these two classes, as of July 22, 2011, holders of our Class B common shares (excluding any Class A common shares such holder may hold in the form of ADSs) collectively hold approximately 96.9% the voting power of our outstanding shares and have considerable influence over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A common shares and ADSs may view as beneficial.

Our corporate actions are substantially controlled by our officers, directors, principal shareholders and their affiliated entities.

As of July 22, 2011, our executive officers, directors and their affiliated entities beneficially own approximately 49.3% of our total outstanding shares, representing 62.8% of our total voting power. These shareholders, if they acted together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions and they may not act in the best interests of other minority shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

If securities or industry analysts publish negative reports about our business, the price and trading volume of our securities could decline.

The trading market for our securities depends, in part, on the research reports and ratings that securities or industry analysts or ratings agencies publish about us, our business and the K-12 after-school tutoring market in China in general. We do not have any control over these analysts or agencies. If one or more of the analysts or agencies who cover us downgrades us or our securities, the price of our securities may decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our securities or trading volume to decline.

Substantial future sales or the expectation of substantial sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or Class A common shares in the public market or the perception that these sales could occur may cause the market price of our ADSs to decline and could materially impair our ability to raise capital through equity offerings in the future. We have Class A and Class B common shares outstanding, including Class A common shares represented by ADSs. All of our ADSs are freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. Class A common shares not represented by ADS, such as grants of restricted Class A common shares which have vested, and Class B common shares are available for sale subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. To the extent shares are sold into the market, the market price of our ADSs could decline.

In addition, several of our shareholders have the right to cause us to register the sale of their shares under the Securities Act upon the occurrence of certain circumstances. See Item 7.B—Major Shareholders and Related Party Transactions—Related Party Transactions—Shareholders’ Agreement and Registration Rights.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration of these shares. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

Our articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including Class A common shares represented by our ADSs, at a premium.

Our articles of association contain provisions that limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares. These preferred shares may have better voting rights than our Class A common shares, in the form of ADSs or otherwise, and could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting rights of the holders of our common shares and ADSs may be diluted.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying Class A common shares in accordance with the provisions of the deposit agreement. Under our memorandum and articles of association, the minimum notice period required to convene a general meeting is 10 days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your common shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

You may not receive distributions on our common shares or any value for them if such distribution is illegal or if any required government approval cannot be obtained in order to make such distribution available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on common shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A common shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful, inequitable or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, common shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, common shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our common shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Cayman Islands Companies Law (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China against us or our management.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. All of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of the PRC. As a result, it may be difficult for you to effect service of process within the United States or elsewhere outside China upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state and it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state. In addition, since we are incorporated under the laws of the Cayman Islands and our corporate affairs are governed by the laws of the Cayman Islands, it is difficult for you to bring an action against us based upon PRC laws in the event that you believe that your rights as a shareholder have been infringed.

Item 4.	Information on the Company

A.    History and Development of the Company

We started our operation in 2005 with the establishment of Xueersi Education, a domestic company in China. We then incorporated TAL Group to become our offshore holding company under the laws of the Cayman Islands on January 10, 2008, in order to facilitate foreign investment in our company. TAL Group established Xueersi Hong Kong in Hong Kong in March 2008 as our intermediary holding company. Xueersi Hong Kong subsequently established three wholly owned subsidiaries in China: TAL Beijing in May 2008, Huanqiu Zhikang in September 2009 and Yidu Huida in November 2009.

Although we have expanded our business operations primarily through organic growth, we made five small business acquisitions in selected new geographic markets in 2008 to take advantage of the targets’ existing student base and operating licenses. The five acquisitions were: (i) the purchase of assets and related business of a school in Tianjin in March 2008 for consideration of $0.2 million; (ii) the acquisition of a school in Jianli, Hubei Province in July 2008 for consideration of $0.2 million; (iii) the acquisition of a school in Qianjiang, Hubei Province in July 2008 for consideration of $0.2 million; (iv) the acquisition of a school in Wuhan, Hubei Province in July 2008 for consideration of $1.6 million; and (v) the acquisition of Shanghai Leihai and its 100% owned subsidiaries in Shanghai in August 2008 for total consideration of $1.0 million.

For information on our capital expenditures, see “Item 5.B—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

In order to focus our operations in Hubei on Wuhan Jianghanqu Xueersi English Training School, in October 2010 we discontinued our operation of Hubei Qianjiang Xiaohafu English Training School and Hubei Jianli Hafu English Training School. See “Item 5.A—Operating and Financial Review and Prospects—Operating Results— Discontinued Operations” for more information.

We completed an initial public offering of 13,800,000 ADSs in October 2010. On October 20, 2010, we listed our ADSs on the New York Stock Exchange under the symbol “XRS.”

Our principal executive offices are located at 18/F, Hesheng Building, 32 Zhongguancun Avenue, Haidian District, Beijing 100080, People’s Republic of China. Our telephone number at this address is +86 (10) 5292 6669. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. In addition, we have branch offices in nine cities in China. Our agent for service of process in the United States in connection with our registration statement on Form F-1 for our initial public offering in October 2010 is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

B.    Business Overview

Overview

We are a leading K-12 after-school tutoring services provider in China. We offer comprehensive tutoring services to K-12 students covering core academic subjects, including mathematics, English, Chinese, physics, chemistry and biology. We have successfully established “Xueersi” as a leading brand in China’s K-12 private education market closely associated with high teaching quality and academic excellence in China, as evidenced by our students’ outstanding academic performance, our high student retention rate, our ability to recruit most of our students through word-of-mouth referrals as well as the numerous recognitions and awards we have received.

We deliver our tutoring services primarily through small classes, personalized premium services (i.e., one-on-one tutoring) and online course offerings. As of February 28, 2011, our extensive network consisted of 132 learning centers and 108 service centers in Beijing, Shanghai, Shenzhen, Guangzhou, Tianjin and Wuhan, as well as our online platform. Our student enrollments increased from 215,080 in the fiscal year ended February 28, 2009 to 486,389 in the fiscal year ended February 28, 2011, representing a compound annual growth rate, or CAGR, of 50.4%.

We are committed to providing our students with high-quality services and an exceptional learning experience. Our commitment is reflected in our continual focus on recruiting, training and retaining teachers with strong academic credentials, relevant experience and a passion for education; our emphasis on developing, updating and improving our curricula and course materials; and our stress on standardizing operating procedures throughout our network. This in turn has led to a strong track record of outstanding student achievement.

We also operate www.eduu.com, a leading online education platform in China. It provides our existing and potential students access to learning resources beyond our physical network and supports the promotion of our services through word-of-mouth referrals. In addition, our online platform enables us to continue to roll out and expand our online course offerings. Our online platform is protected by a combination of PRC laws and regulations that protect trademarks, copyrights, domain names, know-how and trade secrets, as well as confidentiality agreements.

We have experienced significant growth in recent years. Our total net revenues increased from $37.2 million in the fiscal year ended February 28, 2009 to $110.6 million in the fiscal year ended February 28, 2011, representing a CAGR of 72.3%. Our net income increased from $7.3 million in the fiscal year ended February 28, 2009 to $24.0 million in the fiscal year ended February 28, 2011, representing a CAGR of 81.7%.

Due to PRC legal restrictions on foreign ownership and investment in the education business in China, we operate our after-school tutoring service business primarily through our variable interest entities and their subsidiaries and schools in China. We do not hold equity interests in our variable interest entities; however, through a series of contractual arrangements with these variable interest entities and their respective shareholders, we effectively control and are able to derive substantially all of the economic benefits from these variable interest entities.

Our Motto and Educational Philosophy

Our approach to education is based on our motto “Learning Changes Lives” and an educational philosophy reflected in four guiding principles:

•	educate our students to become well-rounded people with integrity and high moral standards;

•	motivate our students to set and achieve high long-term goals;

•	nurture our students’ passion for learning; and

•	foster a loving and caring character in our students.

Our Tutoring Services

We deliver our tutoring services to our students through small class settings, personalized premium services (i.e., one-on-one tutoring) and online course offerings.

Small classes

Since our inception, we have been delivering courses in small class settings, typically of 15 to 35, which remain our main form of service offering in terms of revenue and number of student enrollments. As of February 28, 2011, 101 of our 132 learning centers and 77 of our 108 service centers nationwide offer small classes. A typical small class course consists of 15 or 16 sessions during each spring and fall school semester and 7 to 15 sessions during each summer and winter break. Each session typically lasts two to three hours with course fees ranging from RMB33 to RMB60 per hour.

We keep the size of our classes comparatively small so that students can receive more individual attention from teachers than what they would typically experience in a large class setting and are able to learn in an interactive group environment. We design curricula catering to our students’ different educational requirements and needs. Many of our classes for the same subject and grade level are offered at different levels of difficulty to better cater to the different needs of our students. For instance, we offer math tutoring in the form of basic classes, advanced classes, which are taught at a faster pace than basic classes, intensive classes, which are conducted at an even more accelerated pace, and specialized classes, which cater to the needs of advanced students and focus on specialized training for math competitions. We periodically assess our students’ progress, and based on the results of such assessment, reassign students to different classes on an as-needed basis such that each student’s situation and needs are taken into consideration.

To maximize transparency, improve learning experience and build trust with students and parents, we allow parents to audit most of the small classes their children attend, and for many of our classes, also offer unconditional refunds for any remaining unattended classes if notified by the student or parent within the first two-thirds of each course.

In November 2010, we launched Intelligent Classroom System, or ICS, a proprietary classroom teaching solution used in small class instruction. Through ICS, teachers at each of our learning centers are able to upload over the Internet all of our internally developed multi-media teaching content, including instructional videos and audio materials, and project this content onto white boards to make the instructional process more efficient and the learning experience more interactive and stimulating.

Personalized Premium Services

We began to offer personalized premium services in September 2007 under our “Zhikang” brand. As of February 28, 2011, our Zhikang network expanded to include 31 learning centers and 31 service centers in Beijing, Shanghai, Tianjin, Guangzhou, and Shenzhen. The course fees for our personalized premium services range from RMB170 to RMB1,000 per hour.

Our personalized premium services provide customized curricula and course materials and flexible schedules to suit each student’s educational focus in a one-on-one student-teacher setting. We provide personalized premium services to cater to the specific requirements of our students, such as addressing weaknesses in particular subjects or topics, providing intensive examination or competition preparation and tailoring the pace of learning to accommodate above- or below-average learning curves.

Key features of our personalized premium services include:

Completely customized tutoring solution. Each prospective student of our personalized premium services must meet with our course consultant and undergo a range of diagnostic tests to assess the student’s strengths, weaknesses and potential. We then design and recommend a customized tutoring solution to the student in consultation with the student’s parents with respect to timing, cost and other considerations specific to the students’ circumstances. During the entire course of our personalized premium services for a student, we actively monitor the student’s progress and adjust the curriculum and learning pace for the student when necessary.

Tailor-made course materials. The course materials used in our personalized premium services are specifically selected by subject teachers from our comprehensive course material database for the benefits of each student. We leverage our strong curriculum and course material development capability to provide high quality course materials to our students.

One-on-one student-teacher setting, supported by a team of experienced teachers. Each student in our personalized premium service has access to our large pool of experienced teachers. Teachers are chosen by students and their parents based on the specific interests and needs of each student. Each of our personalized premium tutoring sessions is conducted in a one-on-one student-teacher setting.

Personalized attention. We assign each student a coordinator, who routinely communicates with the student and the student’s parents to address their questions and concerns and to closely monitor the quality of our services. The coordinator also solicits weekly and monthly feedback from students and parents. We also accommodate any request by students or parents to change teachers to the extent practicable.

Online Courses

We began to offer online courses in 2010. On our online course website, www.xueersi.com, we offer online courses in math, English, Chinese, physics, chemistry and biology. The online course fees range from RMB20 to RMB60 per hour.

Online courses enable us to leverage our proprietary curricula and course materials and high quality teachers to target markets beyond the reach of our physical network. It also enables our students to access our courses through the Internet at times and places most convenient for them.

Key features of our online courses include:

High quality audio-video lectures. All of our online courses feature high quality audio-video lectures by experienced teachers. They are delivered through a multimedia web interface using streaming media and other technologies. The audio-video lectures are accompanied by high resolution animated slides to create a stimulating learning environment for our students.

Teachers with superior communication skills. We select lecturers for our online courses from among our top teachers. We seek to engage teachers who have a strong command of the respective subject areas and superior communication skills. In particular, we seek teachers capable of, and preferably experienced in, delivering effective instructions through the audio-video format. All teachers for online courses are required to undergo trial classes before recording their lectures.

Quality course-related support. Our online courses are supplemented by our proprietary course materials, online assignments, exercises, mock examinations and other forms of course-related support. We require students of our online courses to complete exercise questions as homework.

Comprehensive student supports. Each student’s performance is closely monitored by a class coordinator who communicates with the student and the student’s parents to follow up on the student’s progress, which we believe has contributed to the high completion rate of our online courses by our students.

We plan to further develop our online course offerings to extend our market reach and maximize the potential of our services. In particular, we intend to expand our course offerings to include more subjects and grade levels.

Student Services

We strive to provide a supportive learning environment to our students through our teachers, class coordinators, call centers and online platform.

Our teachers keep track of the students’ performance and progress and regularly communicate with the students and parents. Moreover, each of our students in the personalized premium services is assigned a class coordinator who is in close contact with the students and parents regarding scheduling and other logistical issues, receives feedback on teaching quality and arranges teacher replacements where necessary.

We have call centers in Beijing, Shanghai, Tianjin and Guangzhou, the main functions of which include receiving enquiries, accepting registrations, addressing course-related issues and facilitating communication with existing and prospective students and their parents. In addition, we regularly reach out to students of our online courses through the call centers to keep track of their progress. We have a total of 110 operators at these call centers. All of our call centers are open during business hours, and our Beijing and Shanghai call centers also remain open until 9 pm and 9:30 pm in the evening, respectively.

In addition, the online platform, among other things, provides an efficient channel for the students and parents to submit study questions to our subject experts, which are generally answered within 24 hours.

Our Curricula and Course Materials

Curricula

Our curricula cover the core K-12 subjects, which include mathematics, English, Chinese, physics, chemistry and biology.

We started our business in 2003 by offering tutoring classes in mathematics, which still remains one of our strongest subjects as evidenced by the outstanding performance of our students in mathematics examinations and competitions. We then gradually rolled out courses in other subjects over the past several years. In terms of grade levels, we initially focused on serving primary school students and over the time expanded our course offerings into higher grade levels. The following table provides a list of our current course offerings in Beijing:

	Primary School							Middle School			High School
	K	1	2	3	4	5	6	7	8	9	10	11	12
Mathematics	—	—	—	—	—	—	—	—	—	—	—	—	—
English	—	—	—	—	—	—	—	—	—	—	—	—	—
Chinese	—	—	—	—	—	—	—	—	—	—	—	—	—
Physics	—	—	—	—	—	—	—	—	—	—	—	—	—
Chemistry	—	—	—	—	—	—	—	—	—	—	—	—	—
Biology	—	—	—	—	—	—	—	—	—	—	—	—	—

—	Currently offered.
-	Represents that there is no requirement to provide such curriculum for this grade level in public schools in China, and we do not provide such curriculum for this grade level.

Curriculum and Course Material Development

Substantially all of our education content is developed in-house. As of February 28, 2011, we have a team of over 200 full-time employees who are responsible for developing, updating and improving our curricula and course materials. The team is further divided based on subjects covered, with each subject team led by a director who has significant teaching experience in the subject. Our team works closely with our education advisors in different subject fields to keep up with changing academic and examination requirements in China’s K-12 education system and solicits feedback from our teachers based on their classroom experience.

The development process of our curricula and course materials typically starts with reviewing and referencing recent teaching materials and teachers’ training materials from leading public schools as well as any new examination requirements to analyze the latest market trends and needs. Our development team is able to identify subjects and concepts that are difficult for students and focuses on the most important and difficult concepts and skills in the curricula. To address different educational requirements and needs of our students at each grade level, we have also developed curricula and course materials tailored for classes of different difficulty levels based on that group of students’ learning curves as well as their strengths and weaknesses. We evaluate, update and improve course materials based upon usage rate, feedback from teachers, students and parents as well as student performance.

Most of our curricula and course materials are developed at our corporate level in Beijing and adopted by other locations with modifications to meet local requirements and demands. We are also in the process of modularizing course materials based on specific topics so that centrally developed content can be more easily adopted locally and make our services more scalable.

In addition, we have signed agreements with McGraw-Hill Education whereby we have cooperated to co-develop and co-brand English language educational materials.

Our Teachers

Our teaching staff is critical to maintaining the quality of our services and to promoting our brand and reputation. We have a team of dedicated and highly qualified teachers with a strong passion for education, whom we believe are essential to our success. We are committed to maintaining consistent and high teaching quality. This commitment is reflected in our highly selective teacher hiring process, our emphasis on continued teacher training and rigorous evaluation, competitive performance-based compensation and opportunities for career advancement. We had 363, 647 and 1,169 full-time teachers and 2,054, 2,460 and 1,610 contract teachers as of February 28, 2009, 2010 and 2011, respectively. We have moved to greater numbers of full-time teachers in order to establish stronger ties with our key teaching staff and draw upon their experience to support our content development, marketing and other management efforts.

We recruit teachers from Chinese university graduates, including many top-tier universities in China, as well as experienced teachers with a solid track record and strong reputation from other schools. Each of our newly hired full-time teachers is required to undergo months of training that focus on education content, teaching skills and techniques as well as our corporate culture and values. In addition, our teachers are regularly evaluated for their classroom performance and teaching results. Our teachers’ retention, compensation and promotion are to a large extent based on the results of such evaluations. The evaluation process is highly rigorous and based mainly on four factors: student retention rate, refund rate, class fulfillment rate and student and parent satisfaction rate.

We offer our teachers competitive and performance-based compensation packages and provide them with prospects of career advancement within the company. Our best teachers may be promoted to become directors of our operations in geographic markets outside Beijing, invited to participate in our educational content development effort and even considered for senior management positions.

In an effort to maintain a uniform standard of teaching quality and consistent company culture as we expand, we typically select the school head for a new city we may enter from a pool of our top teachers in Beijing who have demonstrated management talent. We require managers for new schools to participate in training sessions at our Beijing headquarters, which are designed to share best practices and disseminate policies, guidelines and standards to each of our locations. These school managers are then responsible for ongoing training of our full-time teachers at new locations.

Our Network

As of February 28, 2011, our extensive network consists of 132 learning centers and 108 service centers in Beijing, Shanghai, Shenzhen, Guangzhou, Tianjin and Wuhan, four call centers in Beijing, Shanghai, Tianjin and Guangzhou, as well as our online platform. Our learning centers are physical locations where classes are conducted. Our service centers offer consultation, course selection, registration and other services, most of which are also provided by our call centers.

The following table sets forth the number of learning centers and service centers in each of the six cities in our physical network as of February 28, 2011.

City	Number of Learning Centers	Number of Service Centers
Beijing	87	68
Shanghai	25	21
Shenzhen	3	3
Guangzhou	6	6
Tianjin	8	7
Wuhan	3	3

We intend to open new learning and service centers both in our existing and newly identified geographic markets to capitalize on growth opportunities. We have adopted a systematic approach for expansion of our learning centers and geographic markets. The decision on whether to enter a new city is typically made at the corporate business unit level and involves a well-established process requiring participation by different levels of management personnel within our organizational structure. Our process in identifying a new market involves developing plans for promoting our brand locally, recruiting teachers and other staff and commencing course offerings with an initial focus on certain core subjects and grades. In then selecting the locations for new learning centers, we perform studies of each location by gathering education statistics, demographic data, public transportation information and other data.

As we add new centers, management has also taken steps to ensure that we do so in a consistent fashion, including center design and build-out, operating hours, cash collection procedures, and course materials distribution. Key data from each new school is recorded in our IT system, allowing our senior management at our headquarters to analyze the key metrics of the business and determine areas that require greater management attention. To establish proper controls as we expand, we also establish a local finance team in each new city with oversight from the finance team at our headquarters. The finance team at our headquarters regularly monitors and provides training to the finance team in each school to ensure that our key financial policies are implemented at the local level.

We operate www.eduu.com, a leading online education platform in China. The website serves as a gateway to our online courses and eight other websites dedicated to specific topics, including college entrance examinations, high school entrance examinations, preschool education, personalized premium services, study abroad, mathematics, English and Chinese composition.

Marketing and Student Recruitment

We recruit our students primarily through word-of-mouth referrals. Our excellent reputation and strong brand have also greatly facilitated our student recruitment. Moreover, we engage in a range of marketing activities to enhance our brand recognition among prospective students and their parents, generate interest in our service offerings and further stimulate referrals. In fiscal years ended February 28, 2009, 2010 and 2011, our selling and marketing expenses were $2.3 million, $5.6 million and $9.9 million, respectively, accounting for 6.3%, 8.1% and 9.0% of our total net revenues, respectively.

Referrals

We believe the single greatest contributor to our success in student recruitment has been word-of-mouth referrals by our students and their parents who share their learning experiences at Xueersi with others. Our recruitment through word-of-mouth referrals has enjoyed a strong network effect with the rapid growth in our student base, and benefits from our excellent reputation, strong brand and outstanding performance by our students.

Online Platform

Our online platform is an important component of our marketing and branding efforts. It also facilitates direct and frequent communications with and among our prospective students, existing students and parents, supporting our overall sales and marketing efforts.

Public Lectures, Seminars, Diagnostic Sessions and Media Interviews

We frequently offer free public lectures, seminars and diagnostic sessions to students and parents as a way of providing useful information to our prospective students and relevant experience for them to evaluate our offerings. In addition, our approach to high teaching quality and the track record of our outstanding student performance has captured the attention of many traditional and new media, which we believe further enhanced our reputation and brand.

Advertisement and Others

We advertise through leading search engines in China and our cooperative relationships with other education websites targeting Chinese students. We also have advertising arrangements with well-known newspapers in Beijing and use other advertising channels such as outdoor advertising campaigns. In addition, we distribute marketing materials such as brochures, posters and flyers to current and prospective students and their parents in our learning centers, service centers and outside public school campuses. We also participate in various education services and products exhibitions and conventions.

Competition

The after-school tutoring service sector in China is rapidly evolving, highly fragmented and competitive. We face competition in each type of service we offer and each geographic market in which we operate. Our competitors at the national level include New Oriental Education & Technology Group Inc., Xueda Education Group, Juren Education, Ambow Education Holding Ltd. and ChinaEdu Corporation.

We believe the principal competitive factors in our business include the following:

•	brand;

•	student achievements;

•	price-to-value;

•	type and quality of tutoring services offered; and

•	ability to effectively tailor service offerings to specific needs of students, parents and educators.

We believe that we compete favorably with our competitors on the basis of the above factors. However, some of our competitors may have more resources than we do, and may be able to devote greater resources than we can to expand their business and market shares. See “Item 3.D—Key Information—Risk Factors—Risks Related to Our Business—We face significant competition, and if we fail to compete effectively, we may lose our market share and our profitability may be adversely affected.”

Intellectual Property

Our brands, trademarks, service marks, copyrights and other intellectual property rights distinguish and protect our course offerings and services from infringement, and contribute to our competitive advantages in the after-school tutoring service sector in China. Our intellectual property rights include the following:

•	23 trademark registrations for our brand and logo in China and Hong Kong;

•	domain names;

•	copyrights to substantially all of the course content we developed in house, including all of our online courses; and

•	copyright registration certificates for 53 software programs developed by us relating to different aspects of our operations.

In particular, among the domain names we have registered, several are highly valued unique assets of our online platform as each domain name incorporates the Chinese spelling of the theme of the corresponding website, and is therefore easy to remember. These domain names include the following:

Website Domain Name	Topic
www.eduu.com	Our main webpage which has links to the websites listed below
www.xueersi.com	Online courses
www.gaokao.com	College entrance examinations
www.zhongkao.com	High school entrance examinations
www.jiajiaoban.com	Personalized premium services
www.aoshu.com	Mathematics for primary and middle schools; specialized training for competition mathematics
www.yingyu.com	English language
www.zuowen.com	Chinese composition
www.youjiao.com	Preschool and kindergarten education
www.liuxue.com	Study abroad

To protect our brand and other intellectual property, we rely on a combination of trademark, copyright, domain names, know-how and trade secret laws as well as confidentiality agreements with our employees, contractors and others. We cannot be certain that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate these rights. See “Item 3.D—Key Information—Risk Factors—Risks Related to Our Business—If we fail to protect our intellectual property rights, our brand and business may suffer.”

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We have purchased limited liability insurance for our students and their parents covering our learning centers in Beijing, Shanghai, Shenzhen, Guangzhou, Tianjin and Wuhan. We do not maintain business disruption insurance, product liability insurance or key-man life insurance. We consider our insurance coverage to be in line with that of other private education providers of a similar size in China.

Legal Proceedings

From time to time, we may be subject to various legal proceedings, investigations and claims arising in the ordinary course of business. We are not currently involved in any material litigation, arbitration or administrative proceedings that could have a material adverse effect on our financial condition or results of operations, and we are not aware of any material legal or administrative proceedings threatened against us.

PRC Regulation

This section summarizes the principal PRC regulations relating to our businesses.

We operate our business in China under a legal regime consisting of the National People’s Congress, which is the country’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the Ministry of Education, the General Administration of Press and Publication, the Ministry of Information Industry, the State Administration for Industry and Commerce, the Ministry of Civil Affairs and their respective local offices.

Regulations on Private Education

The principal laws and regulations governing private education in China consist of the Education Law of the PRC, The Law for Promoting Private Education (2003) and The Implementation Rules for the Law for Promoting Private Education (2004), and the Regulations on Chinese-Foreign Cooperation in Operating Schools. Below is a summary of relevant provisions of these regulations.

Education Law of the PRC

On March 18, 1995, the National People’s Congress enacted the Education Law of the PRC. The Education Law sets forth provisions relating to the fundamental education systems of the PRC, including a school system of preschool education, primary education, secondary education (including middle and high schools) and higher education, a system of nine-year compulsory education and a system of education certificates. The Education Law stipulates that the government formulates plans for the development of education, and establishes and operates schools and other institutions of education. Under the Education Law, enterprises, social organizations and individuals are in principle encouraged to operate schools and other types of educational organizations in accordance with PRC laws and regulations. Meanwhile, no organization or individual may establish or operate a school or any other institution of education for profit-making purposes. However, private schools may be operated for “reasonable returns,” as described in more detail below.

The Law for Promoting Private Education (2003) and the Implementation Rules for the Law for Promoting Private Education (2004)

The Law for Promoting Private Education (2003) became effective on September 1, 2003. The Implementation Rules for the Law for Promoting Private Education (2004) became effective on April 1, 2004. Under these regulations, “private schools” are defined as schools established by non-governmental organizations or individuals using non-government funds. In addition, under the regulations, private schools providing certifications, pre-school education, self-study aid and other academic education are subject to approval by the education authorities, while private schools engaging in occupational qualification training and occupational skill training are subject to approval by the authorities in charge of labor and social welfare. A duly approved private school will be granted a private school operating permit, and shall be registered with the Ministry of Civil Affairs or its local bureaus as a privately run non-enterprise institution. In addition, schools and their learning centers must make filings with the Ministry of Education and the Ministry of Civil Affairs or their local bureaus. Our ten affiliated schools have all obtained and maintained their respective private school operating permit.

Under the above regulations, private schools have the same status as public schools, though private schools are prohibited from providing military, police, political and other kinds of education that are of a special nature. Government-run schools that provide compulsory education are not permitted to be converted into private schools. In addition, operation of a private school is highly regulated. For example, the types and amounts of fees charged by a private school providing certifications shall be approved by the pricing authority and be publicly disclosed. A private school that does not provide certifications shall file its pricing information with the pricing authority and publicly disclose such information. We do not offer any degree or certification course and thus we shall file our pricing information with the relevant pricing authorities in the school districts where we have operations. We disclose all our pricing information for all our services to the public.

Private education is treated as a public welfare undertaking under the regulations. Nonetheless, investors of a private school may choose to require “reasonable returns” from the annual net balance of the school net of costs, donations received, government subsidies, if any, the reserved development fund and other expenses as required by the regulations. Private schools fall into three categories, including private schools established with donated funds, private schools that require reasonable returns and private schools that do not require reasonable returns.

The election to establish a private school requiring reasonable returns shall be provided in the articles of association of the school. The percentage of the school’s annual net balance that can be distributed as reasonable return shall be determined by the school’s board of directors, taking into consideration the following factors: (i) school fee types and collection criteria, (ii) the ratio of the school’s expenses in connection with educational activities and improvement of educational conditions to the total fees collected; and (iii) the admission standards and educational quality. The relevant information relating to the above factors shall be publicly disclosed before the school’s board may determine the percentage of the school’s annual net balance to be distributed as reasonable returns. Such information and the decision to distribute reasonable returns shall also be filed with the relevant government authorities within 15 days of the board decision. However, none of the current PRC laws and regulations provides any specific formula or guideline for determining “reasonable returns.” In addition, none of the current PRC laws and regulations sets forth clear requirements or restrictions on a private school’s ability to operate its education business as a school that requires reasonable returns or as a school that does not require reasonable returns.

At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of school facilities or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net balance of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equal to no less than 25% of the annual increase in the net assets of the school, if any. Private schools that do not require reasonable returns shall be entitled to the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be formulated by the finance authority, taxation authority and other authorities under the State Council. To date, however, no regulations have been promulgated by the relevant authorities in this regard. To date, among our ten affiliated schools, seven have elected not to require reasonable returns and the remaining three have elected to require reasonable returns. All of them have allocated certain amounts to their development funds in compliance with the aforesaid provisions.

Regulations on Chinese-Foreign Cooperation in Operating Schools

Chinese-foreign cooperation in operating schools or training courses is specifically governed by the Regulations on Chinese—Foreign Cooperation in Operating Schools, promulgated by the State Council in 2003 in accordance with the Education Law, the Occupational Education Law and the Law for Promoting Private Education, and the Implementing Rules for the Regulations on Chinese—Foreign Cooperation in Operating Schools, or the Implementing Rules, which were issued by the Ministry of Education in 2004.

The Regulations on Chinese—Foreign Cooperation in Operating Schools and its Implementing Rules encourage substantive cooperation between overseas educational organizations with relevant qualifications and experience in providing high-quality education and Chinese educational organizations to jointly operate various types of schools in the PRC. Cooperation in the areas of higher education and occupational education is especially encouraged. Chinese-foreign cooperative schools are not permitted, however, to engage in compulsory education or military, police, political and other kinds of education that are of a special nature in the PRC.

Permits for schools jointly operated by Chinese and foreign entities shall be obtained from the relevant education authorities or the authorities that regulate labor and social welfare in the PRC. We are not required to apply for such permits as all of our schools are operated by Xueersi Network, Xueersi Education or their respective subsidiaries, which are Chinese entities.

Regulations on Online and Distance Education

Pursuant to the Administrative Regulations on Educational Websites and Online and Distance Education Schools issued by the Ministry of Education in 2000, educational websites and online education schools may provide education services in relation to higher education, primary education, preschool education, education for teachers, occupational education, adult education, other education and public educational information services. “Educational websites” refer to organizations providing education or education-related information services to website visitors by means of a database or online education platform connected via the Internet or an educational television station through an Internet service provider, or ISP. “Online education schools” refer to education websites providing academic education services or training services that issue education certificates.

Setting up educational websites and online education schools is subject to approval from relevant education authorities, depending on the specific type of education provided. Any education website and online education school shall, upon receipt of the approval, indicate on its website such approval information as well as the approval date and file number.

According to the Administrative License Law promulgated by the Standing Committee of the National People’s Congress, or NPC, on August 27, 2003, which became effective on July 1, 2004, only laws promulgated by NPC and regulations and decisions promulgated by the State Council may eliminate the requirement for any administrative license. According to a regulation promulgated by the State Council on June 29, 2004, and later amended on January 29, 2009, operators of “online education schools” must obtain administrative licenses from the government, while no administrative license is required to operate “educational websites.” Accordingly, Xueersi Education and Xueersi Network, our affiliated entities engaging in online education-related services, are not required to obtain approval to operate “educational websites” from the Ministry of Education. In addition, Xueersi Education is not required to obtain a license to operate “online education schools”, as it does not directly offer government accredited degrees or certifications through its online education or training services.

Regulations on Publishing and Distribution of Publications

On December 25, 2001, the State Council promulgated the Administrative Regulations on Publication, or the Publication Regulations, which became effective on February 1, 2002, and which was later amended on March 19, 2011. The Publication Regulations apply to publication activities, i.e., the publishing, printing, copying, importation or distribution of publications, including books, newspapers, periodicals, audio and video products and electronic publications, each of which requires approval from the relevant publication administrative authorities.

On April 13, 2005, the State Council announced a policy on private investments in China relating to cultural matters, which affects private investments in businesses that involve publishing. The policy authorizes the Ministry of Culture and several other central government authorities to adopt detailed rules to implement the policy. In July 2005, the Ministry of Culture, together with other central government authorities, issued a regulation that prohibits private and foreign investors from engaging in the publishing business. Our subsidiaries and affiliated entities are not permitted to engage in the publishing business under this regulation.

Subsequent to the implementation of the Publication Regulations, the General Administration of Press and Publication issued the Administrative Regulations on Publications Market, which became effective on

September 1, 2003 and which was amended on June 16, 2004. According to the Administrative Regulations on Publications Market, any organization or individual engaged in general wholesale or retail distribution of publications shall obtain a Permit for Operating Publications Business. Distribution of publications in the PRC is regulated on different administrative levels. An entity engaged in general distribution of publications shall obtain such permit from the General Administration of Press and Publication and may conduct general distribution of the publications in the PRC. An entity engaged in wholesaling of publications shall obtain such permit from the provincial office of the General Administration of Press and Publication and may not engage in general distribution in the PRC. An entity engaged in retail distribution of publications shall obtain such permit from the local office of the Administration of Press and Publication and may not conduct general distribution or wholesaling of publications in the PRC.

In addition, pursuant to the Administrative Regulations on Publishing Audio-Video Products promulgated by the State Council on December 25, 2001, which became effective as of February 1, 2002, any entity engaged in the wholesale or retail distribution of audio-video products shall secure a Permit for Publishing Audio-Video Products from the relevant culture authorities.

During the term of the above-mentioned permits, the General Administration of Press and Publication or its local bureaus or other competent authorities may conduct annual or spot examinations or inspections to ascertain their compliance with applicable regulations and may require changes in or renewal of such permits.

The Administrative Regulations on Publishing Audio-Video Products was later amended on March 19, 2011, pursuant to which the Permit for Operating Audio-Video Products is replaced by the Permit for Operating Publications Business. In addition, the General Administration of Press and Publication and the Ministry of Commerce jointly issued the Administrative Regulations on Publication Market, which became effective on March 25, 2011, or the New Administrative Regulations on Publication Market. According to the New Administrative Regulations on Publication Market, the distribution of publications is still subject to the same license system provided in the Administrative Regulations on Publication Market, except that the scope of publications is widened to include audio and video products. Upon the effectiveness of the New Administrative Regulations on Publication Market, the Administrative Regulations on Publication Market ceased to be effective, and entities or individuals engaging in distribution of publications, including audio-video products, shall only need to hold a Permit for Operating Publications Business, while a Permit for Publishing Audio-Video Products shall no longer be needed.

Xueersi Education and Xueersi Network, our affiliated entities engaging in retailing teaching materials and audio-video products to our students, have obtained the Permit for Operating Publications Business for retail services.

Regulations on Internet Information Services

Subsequent to the State Council’s promulgation of the Telecom Regulations and the Internet Information Services Administrative Measures on September 25, 2000, or the Internet Information Measures, the Ministry of Information Industry and other regulatory authorities formulated and implemented a number of Internet-related regulations, including but not limited to the Internet Electronic Bulletin Board Service Administrative Measures, or the BBS Measures.

The Internet Information Measures require that commercial Internet content providers, or ICP providers, obtain a license for Internet information services, or ICP license, from the appropriate telecommunications authorities in order to offer any commercial Internet information services in the PRC. ICP providers shall display their ICP license number in a conspicuous location on their home page. In addition, the Internet Information Measures also provide that ICP providers that operate in sensitive and strategic sectors, including news, publishing, education, health care, medicine and medical devices, must obtain additional approvals from the relevant authorities regulating those sectors as well. The BBS Measures provide that any ICP provider engaged in providing online bulletin board services, or BBS, is subject to a special approval and filing requirement with the relevant telecommunications industry authorities.

In July 2006, the Ministry of Information Industry, or MII, posted a notice on its website entitled “Notice on Strengthening Management of Foreign Investment in Operating Value-Added Telecom Services.” The notice prohibits PRC Internet content providers from leasing, transferring or selling their ICP licenses or providing facilities or other resources to any illegal foreign investors. The notice states that PRC Internet content providers should directly own the trademarks and domain names for websites operated by them, as well as servers and other infrastructure used to support these websites. The notice also states that PRC Internet content providers have until November 1, 2006 to evaluate their compliance with the notice and correct any non-compliance. A PRC Internet content provider’s failure to do so by November 1, 2006 may result in revocation of its ICP license.

Xueersi Education and Xueersi Network, engaging in providing Internet information services and providing online bulletin board services, have each obtained an ICP license from the Beijing bureau of MII, and Xueersi Network engaged in providing online BBS has obtained the approval for such services from the Beijing bureau of MII.

Regulations on Broadcasting Audio-Video Programs through the Internet or Other Information Network

The State Administration of Radio, Film and Television, or SARFT, promulgated the Rules for Administration of Broadcasting of Audio-Video Programs through the Internet and Other Information Networks, or the Broadcasting Rules, in 2004, which became effective on October 11, 2004. The Broadcasting Rules apply to the activities of broadcasting, integration, transmission, downloading of audio-video programs with computers, televisions or mobile phones as main terminals and through various types of information networks. Pursuant to the Broadcasting Rules, a Permit for Broadcasting Audio-Video Programs via Information Network is required for engaging in Internet broadcasting activities. On April 13, 2005, the State Council announced a policy on private investments in businesses in China that relate to cultural matters, which prohibits private investments in businesses relating to the dissemination of audio-video programs through information networks.

On December 20, 2007, SARFT and MII issued the Internet Audio-Video Program Measures, which became effective on January 31, 2008. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide Internet audio-video program services without a License for Disseminating Audio-Video Programs through Information Network issued by SARFT or its local bureaus or completing the relevant registration with SARFT or its local bureaus and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transmission to the public through the Internet, of audio-video programs, and the provision of audio-video program uploading and transmission services. There are significant uncertainties relating to the interpretation and implementation of the Internet Audio-Video Program Measures, in particular, the scope of “Internet Audio-Video Programs.” However, on April 1, 2010, SARFT promulgated the Tentative Categories of Internet Audio-Visual Program Service, or the Categories, which clarified the scope of Internet Audio-Video Programs. According to the Categories, there are four categories of Internet audio-visual program service which in turn are divided into seventeen sub-categories. The third sub-category of the second category covers the making and broadcasting of certain specialized audio-visual programs concerning art, culture, technology, entertainment, finance, sports, and education.

Our net revenues derived from audio-video program services that may be subject to the Audio-Video Program Measures were less than 1.9% of our total net revenues for the fiscal year ended February 28, 2011. In the course of offering online tutoring services, we transmit our audio-video educational courses and programs through the Internet only to enrolled course participants, not to the general public. The limited scope of our audience distinguishes us from general online audio-video broadcasting companies, such as companies operating user-generated content websites. In addition, we do not provide audio-video program uploading and transmission services. As a result, we believe that we are not subject to the Internet Audio-Video Program Measures. However, there is no further official or publicly available interpretation of these definitions, especially the scope of “Internet audio-video program service.” If the governmental authorities determine that our provision of online tutoring services falls within the Internet Audio-Video Program Measures, we may not be able to obtain the License for Disseminating Audio-Video Programs through Information Network. If this occurs, we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content.

Regulations on Protection of the Right of Dissemination through Information Networks

On May 18, 2006, the State Council promulgated the Regulations on Protection of the Right of Dissemination through Information Networks, which became effective on July 1, 2006. The new regulations require that every organization or individual who disseminates a third party’s work, performance, audio or visual recording products to the public through information networks shall obtain permission from, and pay compensation to, the legitimate copyright owner of such products, unless otherwise provided under relevant laws and regulations. The legitimate copyright owner may take technical measures to protect his or her copyright and any organization or individual shall not intentionally jeopardize, destroy or otherwise assist others in jeopardizing such protective measures unless otherwise permitted under law. The new regulations also provide that permission from and compensation to the copyright owner is not required in the case of limited dissemination to teaching or research staff for the purpose of school instruction or scientific research only.

Xueersi Education, Xueersi Network and Haidian School are the operators of our website engaged in the dissemination of educational content through the Internet. We have established policies related to intellectual property rights protection in accordance with applicable PRC laws and regulations.

Regulations on Copyright and Trademark Protection

China has adopted legislation governing intellectual property rights, including copyrights and trademarks. China is a signatory to major international conventions on intellectual property rights and is subject to the Agreement on Trade Related Aspects of Intellectual Property Rights as a result of its accession to the World Trade Organization in December 2001.

Copyright. The National People’s Congress amended the Copyright Law in 2001 and 2010 to widen the scope of works and rights that are eligible for copyright protection. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center.

To address copyright infringement related to content posted or transmitted over the Internet, the National Copyright Administration and MII jointly promulgated the Administrative Measures for Copyright Protection Related to the Internet on April 30, 2005. These measures became effective on May 30, 2005.

Trademark. The PRC Trademark Law, adopted in 1982 and revised in 2001, protects the proprietary rights to registered trademarks. The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations and may grant a term of ten years for registered trademarks, which may be extended for another ten years upon request. Trademark license agreements must be filed with the Trademark Office for record. In addition, if a registered trademark is recognized as a well-known trademark, the protection of the proprietary right of the trademark holder may reach beyond the specific sector of the relevant products or services. We have registered 23 trademarks with the Trademark Office. We have filed applications for registration of 18 other trademarks and logos with the Trademark Office. We are in the process of registering additional marks and logos.

Domain names. On November 5, 2004, the MII amended the Measures for Administration of Domain Names for the Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names. In February 2006, China Internet Network Information Center, or CNNIC, issued the Implementing Rules for Domain Name Registration and the Measures on Domain Name Dispute Resolution. We have registered and will continue to register domain names in connection with our business operations with CNNIC.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents.

The Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents to Engage in Overseas Financing and Round Trip Investment via Overseas Special Purpose Vehicles, or Circular 75, issued by the State Administration of Foreign Exchange and effective on November 1, 2005, regulates foreign exchange matters in relation to the use of SPVs, by PRC residents to seek offshore equity financing and conduct “round trip investment” in China. Under Circular 75, a “special purpose vehicle” refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or PRC entities for the purpose of seeking offshore equity financing using assets or interests owned by such PRC residents or PRC entities in onshore companies, while “round trip investment” refers to the direct investment in China by PRC residents through SPVs, including, without limitation, establishing foreign-invested enterprises and using such foreign-invested enterprises to purchase or control onshore assets through contractual arrangements. Circular 75 requires that, before establishing or controlling an SPV, PRC residents and PRC entities are required to complete foreign exchange registration with the local bureaus of the State Administration of Foreign Exchange for their overseas investments.

Circular 75 applies retroactively. PRC residents who have established or acquired control of SPVs that have completed “round-trip investments” before the implementation of the Circular 75 shall register their ownership interests or control in such SPVs with the local bureaus of the State Administration of Foreign Exchange before March 31, 2006. An amendment to the registration is required if there is a material change in the SPV registered, such as increase or reduction of share capital or transfer of shares. Failure to comply with the registration procedures set forth in Circular 75 may result in restrictions on the foreign exchange activities of the relevant foreign-invested enterprises, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

We believe that all of our shareholders who are PRC citizens or residents completed their required registrations with SAFE in accordance with Circular 75 prior to the completion of our initial public offering in October 2010, and we are in the process of filing with SAFE any amendments related to our listing on the New York Stock Exchange.

Regulations on Loans to and Direct Investment in the PRC Entities by Offshore Holding Companies

According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign Debts, or the Provisions, promulgated by SAFE, the National Development and Reform Commission and the Ministry of Finance, which was effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which are foreign-invested enterprises, are considered foreign debt, and such loans must be registered with the local bureaus of SAFE. Under the Provisions, these foreign-invested enterprises must submit registration applications to the local bureaus of SAFE within 15 days following execution of foreign loan agreements, and the registration should be completed within 20 business days from the date of receipt of the application. In addition, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term debt borrowed by a foreign-invested enterprise is limited to the difference between the total investment and the registered capital of the foreign-invested enterprise. Total investment of a foreign-invested enterprise is the total amount of capital that can be used for the operation of the foreign-invested enterprise, as approved by the Ministry of Commerce or its local bureau, and may be increased or decreased upon approval by the Ministry of Commerce or its local bureau. Registered capital of a foreign-invested enterprise is the total amount of capital contributions to the foreign-invested enterprise by its foreign holding company or owners, as approved by the Ministry of Commerce or its local bureau and registered at the State Administration for Industry and Commerce or its local bureau.

According to applicable PRC regulations on foreign-invested enterprises, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered foreign-invested enterprises, may only be made when approval by the Ministry of Commerce or its local bureau has been obtained. In approving such capital contributions, the Ministry of Commerce or its local bureau examines the business scope of each foreign invested enterprise under review to ensure it complies with the Foreign-Investment Industrial Guidance Catalog, which classifies industries in China into three categories, namely “encouraged foreign investment industries,” “restricted foreign investment industries” and “prohibited foreign investment industries.”

Each of our PRC subsidiaries is a foreign-invested enterprise, is not engaged in any prohibited or restricted businesses listed in the Foreign-Investment Industrial Guidance Catalog and has not incurred any foreign debt.

Regulations on Employee Share Incentive Awards Granted by Listed Companies

The Operating Procedures for Administration of PRC Individuals Participating in the Employee Share Ownership Plan of Offshore Listed Companies, or Circular 78, regulate the foreign exchange matters associated with employee stock ownership plans granted to PRC residents by companies whose shares are listed on overseas stock exchanges. PRC individuals who are granted share incentive awards by companies listed on overseas stock exchanges based on an employee stock ownership plan are required to register with SAFE or its local bureaus. Pursuant to Circular 78, PRC individuals participating in the employee stock ownership plans of the foreign-listed companies shall entrust their employers, including foreign-listed companies and their subsidiaries or branch offices, or engage PRC agents, to handle various foreign exchange matters associated with their employee stock ownership plans. The PRC agents or the employers shall, on behalf of the PRC individuals who have the right to exercise the employee share options, apply annually to SAFE or its local bureaus for a quota for conversion and/or payment of foreign currencies in connection with the PRC individuals’ exercise of the employee share options if necessary. The foreign exchange proceeds received by the PRC individuals from the sale of shares under the stock ownership plans granted by the foreign-listed companies must be remitted to bank accounts in China opened by their employers or PRC agents.

Further, a notice concerning individual income tax on earnings from employee share incentive awards, jointly issued by the Ministry of Finance and the State Administration of Taxation, provides that companies that implement employee stock ownership programs shall file the employee stock ownership plans and other relevant documents with the local tax authorities having jurisdiction over such companies before implementing such plans, and shall file share option exercise notices and other relevant documents with local tax authorities before exercise by their employees of any share options, and clarify whether the shares issuable under the employee share options referenced in the notice are shares of publicly listed companies.

We have recently submitted applications to SAFE’s Bejjing branch on behalf of employees who hold significant numbers of restricted shares with the assistance of a consulting firm specialized in the SAFE procedure. However, since Circular 78 is relatively new and its interpretations and application of this circular involves uncertainties, although we have made the commercial best efforts to comply with the Circular 78 based on the market practice, if the SAFE does not accept our applications we and the participants of our share incentive plan who are PRC citizens may be subject to fines and legal sanctions, restrict the abilities of such participants to exercise their stock options or remit proceeds gained from sale of their stock into the PRC, and may prevent us from further granting restricted shares or from granting options under our share incentive plan to our employees who are PRC citizens. Such events could adversely affect our business operations.

M&A Regulations and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, namely, the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and SAFE, jointly adopted the M&A Rule which became effective on September 8, 2006. This M&A Rule purports to require, among other things, offshore special purpose vehicles, or SPVs, formed for the purpose of acquiring PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. While the application of the M&A Rule remains unclear, we believe, based on the advice of our PRC counsel, Tian Yuan Law Firm, that CSRC approval was not required in the context of our initial public offering which closed in October 2010, as we are not a special purpose vehicle formed for the purpose of acquiring domestic companies that are controlled by our PRC individual shareholders, since we acquired contractual control rather than equity interests in our domestic affiliated entities. However, it is possible that the CSRC and other relevant PRC regulatory agencies may reach a different conclusion. If the CSRC or another PRC regulatory agency determines that the CSRC’s approval for our initial public offering should have been sought and obtained, we may face sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs.

Regulations on Foreign Currency Exchange

Pursuant to applicable PRC regulations on foreign currency exchange, the Renminbi is freely convertible to foreign currencies for current account items only, such as trade-related receipts and payments, interest and dividends. Conversion of Renminbi to foreign exchange for capital account items, such as direct equity investments, loans and repatriation of investments, require the prior approval of SAFE or its local bureaus. Payments for transactions that take place within the PRC must be made in Renminbi. Domestic companies or individuals can repatriate payments received from abroad in foreign currencies or deposit those payments abroad subject to the requirement that such payments be repatriated within a certain period of time. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks. Foreign exchange on the current account can be either retained or sold to financial institutions that have foreign exchange settlement or sales business without prior approval from the SAFE, subject to certain regulations. Foreign exchange on the capital account can be retained or sold to financial institutions that have foreign exchange settlement and sales business with prior approval of SAFE, unless otherwise provided.

In utilizing the proceeds we received from our initial public offering, as an offshore holding company with PRC subsidiaries, we may (i) make additional capital contributions to our PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries or our affiliated entities, or (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

•	capital contributions to our subsidiaries in China, whether existing ones or newly established ones, must be approved by the PRC Ministry of Commerce or its local bureaus;

•

loans by us to our subsidiaries in China, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local bureaus; and

•	loans by us to our affiliated entities, which are domestic PRC entities, must be approved by the National Development and Reform Commission and must also be registered with SAFE or its local bureaus.

In addition, on August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of its capital contribution in foreign currency into Renminbi. Circular 142 restricts the use of Renminbi funds converted from foreign exchange. It requires that Renminbi converted from foreign currency-denominated capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the relevant government authority and may not be used to make equity investments in PRC, unless specifically provided otherwise. Moreover, the approved use of such Renminbi funds may not be changed without approval from SAFE. Renminbi funds converted from foreign exchange may not be used to repay loans in Renminbi if the proceeds of such loans have not yet been used. Any violation of Circular 142 may result in severe penalties, including substantial fines. Furthermore, SAFE promulgated a circular on November 9, 2010, or Circular 59, which, among other things, requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents, or otherwise approved by the board. Accordingly, when we use the proceeds from our initial public offering in October 2010, they will need to be used in accordance with the section entitled “Use of Proceeds” in our initial public offering final prospectus, or when the use of the proceeds is beyond the section entitled “Use of Proceeds”, we should submit the board resolution in relation to such use of proceeds to SAFE and the settlement of foreign exchange for such use of proceeds shall comply with the regulations of the PRC in relation to foreign exchange.

We expect that PRC regulations concerning loans and direct investment by offshore holding companies to PRC entities will continue to limit our use of proceeds from our initial public offering. There are no costs associated with registering loans or capital contributions with relevant PRC authorities, other than nominal processing charges. Under PRC laws and regulations, the PRC government authorities are required to process such approvals or registrations or deny our application within a maximum of 90 days. The actual time taken, however, may be longer due to administrative delay. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to our future plans to use the U.S. dollar proceeds we received from our initial public offering for our expansion and operations in China. If we fail to receive such registrations or approvals, our ability to use the proceeds from our initial public offering and to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and ability to fund and expand our business.

Regulations on Dividend Distribution

Under applicable PRC laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign-invested enterprises in China are required to allocate at least 10% of their accumulated profits each year, if any, to fund statutory reserves of up to 50% of the registered capital of the enterprise. Statutory reserves are not distributable as cash dividends. Each of wholly owned subsidiaries in China must comply with the foregoing regulations. Under PRC law, each of our subsidiaries, VIEs and VIE’s subsidiaries in China are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, as of February 28, 2011, we had $8.2 million in statutory reserves, or 5.3% of total equity, that are not distributable as cash dividends. Our PRC subsidiaries have not historically paid any dividends to our offshore entities from their accumulated profits. However, we do not expect that the statutory reserve requirement will materially limit our ability to pay dividends to our shareholders or our plan to expand our business because we are to date only required to set aside an additional $0.3 million to satisfy the maximum requirement of statutory reserves for all of our PRC subsidiaries, VIEs and VIEs’ subsidiaries.

C.	Organizational Structure

The following diagram sets out details of our significant subsidiaries and affiliated entities as of the date of this annual report:

Due to PRC legal restrictions on foreign ownership and investment in the education business in China, we rely on a series of contractual arrangements among TAL Beijing, Xueersi Education, Xueersi Network and their respective shareholders, subsidiaries and schools to conduct most of our tutoring services in China, while our personalized premium services in Beijing are offered through our subsidiary, Huanqiu Zhikang.

The following is a summary of the material provisions of the agreements between TAL Beijing, our wholly owned subsidiary, and our affiliated entities and the respective shareholders of Xueersi Education and Xueersi Network. For a complete list of subsidiaries and affiliated entities, see Exhibit 8.1.

Agreements that Transfer Economic Benefits to Us

Exclusive Business Cooperation Agreement. Pursuant to the Exclusive Business Cooperation Agreement entered into by and among TAL Beijing, the shareholders of Xueersi Education and Xueersi Network and each of our affiliated entities entered into in June 2010, which supersedes all agreements among parties with respect to subject matters thereof, TAL Beijing has the exclusive right to provide each of our affiliated entities comprehensive technical and business support services. Such services include educational software and course materials research and development, employee training, technology development, transfer and consulting services, public relation services, market survey, research and consulting services, market development and planning services, human resource and internal information management, network development, upgrade and ordinary maintenance services, sales of proprietary products, and software and trademark licensing and other additional services as the parties may mutually agree from time to time. Without the prior written consent of TAL Beijing, none of the affiliated entities may accept services covered by the Exclusive Business Cooperation Agreement provided by any third party. TAL Beijing owns the exclusive intellectual property rights created as a result of the performance of this agreement. Our affiliated entities agree to pay annual service fees to TAL Beijing and adjust the service fee rates from time to time at TAL Beijing’s discretion. The agreement will not expire unless terminated pursuant by a mutual agreement of parties. The Exclusive Business Cooperation Agreement entitles TAL Beijing to charge our affiliated entities annual service fees that amount to substantially all of the net income of the affiliated entities.

Call Option Agreement. Pursuant to a call option agreement, dated February 12, 2009, by and among TAL Beijing, Xueersi Education, Xueersi Network and the respective shareholders of Xueersi Education and Xueersi Network, the respective shareholders of Xueersi Education and Xueersi Network unconditionally and irrevocably granted TAL Beijing or its designated third party an exclusive option to purchase from the shareholders part or all of the equity interests in Xueersi Education and Xueersi Network, as the case may be, for the minimum amount of consideration permitted by the applicable PRC laws and regulations under the circumstances where TAL Beijing or its designated third party is permitted under PRC laws and regulations to own all or part of the equity interests of Xueersi Education and Xueersi Network or where we otherwise deem it necessary or appropriate to exercise the option. TAL Beijing has sole discretion to decide when to exercise the option, and whether to exercise the option in part or in full. The key factor for us to decide whether to exercise the option is whether the current regulatory restrictions on foreign investment in the educational service business will be removed in the future, the likelihood of which we are not in a position to know or comment on.

Equity Pledge Agreement. Pursuant to an equity pledge agreement, dated February 12, 2009, by and among TAL Beijing, Xueersi Education, Xueersi Network and the respective shareholders of Xueersi Education and Xueersi Network, the respective shareholders of Xueersi Education and Xueersi Network unconditionally and irrevocably pledged all of their equity interests in Xueersi Education and Xueersi Network to TAL Beijing to guarantee performance of the obligations of Xueersi Education and Xueersi Network and their respective subsidiaries and schools under the technology support and service agreements with TAL Beijing. The shareholders of Xueersi Education and Xueersi Network agree that, without the prior written consent of TAL Beijing, they will not transfer or dispose the pledged equity interests or create or allow any encumbrance on the pledged equity interests that would prejudice TAL Beijing’s interest.

Agreements that Provide Effective Control over Our Consolidated Affiliated Entities

Power of Attorney. Each of the shareholders of Xueersi Education and Xueersi Network have executed an irrevocable power of attorney appointing TAL Beijing, or any person designated by TAL Beijing as their attorney-in-fact to vote on their behalf on all matters of Xueersi Education and Xueersi Network requiring shareholder approval under PRC laws and regulations and the articles of association of each of Xueersi Education and Xueersi Network. The power of attorney remains effective as long as the relevant person remains a shareholder of Xueersi Education and Xueersi Network.

The articles of association of Xueersi Education and Xueersi Network state that the major rights of the shareholders in a shareholders’ meeting include the power to approve the operating strategy and investment plan, elect the members of board of directors and approve their compensation and review and approve the annual budget and earning distribution plan. Therefore, through the irrevocable power of attorney arrangement, TAL Beijing has the ability to exercise effective control over Xueersi Education and Xueersi Network through shareholder votes and, through such votes, to also control the composition of the board of directors. In addition, the senior management team of Xueersi Education and Xueersi Network is the same as that of TAL Beijing. As a result of these contractual rights, we have the power to direct the activities of the VIEs that most significantly impact their economic performance.

In the opinion of Tian Yuan Law Firm, our PRC legal counsel:

•	the ownership structures of our affiliated entities and wholly owned subsidiaries in China are in compliance with existing PRC laws and regulations; and

•

the contractual arrangements among our wholly owned subsidiaries in China, our affiliated entities, the shareholders of Xueersi Education and the shareholders of Xueersi Network are valid, binding and enforceable under, and will not result in any violation of, PRC laws or regulations currently in effect.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our PRC education business do not comply with PRC government restrictions on foreign investment in the education business, we could be subject to severe penalties, which could include:

•	revoke our business and operating licenses;

•	require us to discontinue or restrict our operations;

•	restrict our right to collect revenues;

•	block our websites;

•	require us to restructure our operations in such a way as to compel us to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;

•	impose additional conditions or requirements with which we may not be able to comply; or

•	take other regulatory or enforcement actions against us that could be harmful to our business.

The imposition of any of these penalties could result in a material adverse effect on our ability to conduct our business. See “Item 3.D—Key Information—Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the agreements that establish the structure for operating our business in China are not in compliance with applicable PRC laws and regulations, we could be subject to severe penalties” and “Item 3.D—Key Information—Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

D.	Property, Plants and Equipment

Facilities

Our headquarters is located in Beijing, China. As of February 28, 2011, we leased approximately 84,900 square meters in Beijing, consisting of approximately 77,600 square meters of learning center and service center space and approximately 7,300 square meters of office space. In addition, as of February 28, 2011, in Shanghai, Shenzhen, Guangzhou, Tianjin and Wuhan, we leased a total of approximately 28,400 square meters of learning center and service center space, and in Shanghai, Shenzhen, Guangzhou, Tianjin, Wuhan, Xi’an, Hangzhou, Chengdu, and Nanjing we leased a total of approximately 3,300 square meters of office space.

In July 2011, we entered into purchase agreements with a real estate developer to purchase office space of approximately 7,582 square meters in Beijing for a total cash consideration of approximately RMB386.5 million (US$59.2 million). This purchase will be funded out of our current cash reserves.

For more information concerning the usage of our learning centers and service centers, please see “Item 4.B. Information On the Company—Business Overview—Our Network.”

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3.D. Key Information—Risk Factors” and elsewhere in this annual report.

A.	Operating Results

Overview

Our extensive network of learning centers and service centers has increased from 73 and 54, respectively, in the fiscal year ended February 28, 2009, to 132 and 108, respectively, in the fiscal year ended February 28, 2011. Our student enrollments increased from 215,080 in the fiscal year ended February 28, 2009 to 486,389 in the fiscal year ended February 28, 2011, representing a compound annual growth rate, or CAGR, of 50.4%.

We have experienced significant growth in our business in recent years. Our total net revenues increased from $37.2 million in the fiscal year ended February 28, 2009 to $110.6. million in the fiscal year ended February 28, 2011, representing a CAGR of 72.3%. Our net income increased from $7.3 million in the fiscal year ended February 28, 2009 to $24.0 million in the fiscal year ended February 28, 2011, representing a CAGR of 81.7%.

Factors Affecting Our Results of Operations

We have benefited significantly from the overall economic growth, the increase in household disposable income, the rising household spending on private education and the intense competition for quality education in China, which has caused the K-12 after-school tutoring market in China to grow in recent years. We anticipate that the demand for K-12 after-school tutoring services will continue to grow. However, any adverse changes in the economic conditions in China that adversely affect the K-12 after-school tutoring service market in China may harm our business and results of operations.

Our results of operations are also affected by the education system or policies relating to the after-school tutoring service market in China. Due to the PRC legal restrictions on foreign ownership and investment in education businesses in China, we rely on a series of contractual arrangements among TAL Beijing, Xueersi Education, Xueersi Network and their respective shareholders, subsidiaries and schools to conduct most of our tutoring services in China, while our personalized premium services in Beijing are offered through Huanqiu Zhikang. We do not have equity interests in Xueersi Education and Xueersi Network; however, as a result of these contractual arrangements, we are the primary beneficiary of Xueersi Education and Xueersi Network and treat them as our variable interest entities under U.S. GAAP. In the opinion of Tian Yuan Law Firm, our PRC legal counsel, the ownership structures of our affiliated entities and wholly owned subsidiaries in China are in compliance with existing PRC laws and regulations. We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. See “Item 3.D—Key Information—Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the agreements that establish the structure for operating our business in China are not in compliance with applicable PRC laws and regulations, we could be subject to severe penalties” and “Item 3.D—Key Information—Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

While our business is influenced by factors affecting the private education industry in China generally and by conditions in each of the geographic markets covered by our service network, we believe that our results of operations are more directly affected by company-specific factors, including the number of student enrollments, the pricing of our tutoring services and the amount of our costs and expenses.

Number of Student Enrollments

Our revenue growth is primarily driven by the increase in the number of student enrollments, which is directly affected by the number of our learning centers, the number and varieties of our courses and service offerings, our student retention rate, our ability to attract new students and the effectiveness of our cross-selling efforts.

We have, over the past four fiscal years, opened new learning centers to further penetrate our existing markets and enter new markets. The number of our learning centers grew from 73 in Beijing, Shanghai, Tianjin and Wuhan as of February 28, 2009, to 132 in Beijing, Shanghai, Shenzhen, Guangzhou, Tianjin and Wuhan as of February 28, 2011. We plan to open additional learning centers in these above cities and explore opportunities to open learning centers in other targeted geographic markets in China in order to continue to attract new student enrollments.

In addition, we have significantly expanded our course offerings to cover new subjects and additional grade levels over the past three fiscal years. In Beijing, we grew from primarily offering tutoring classes in mathematics to becoming a comprehensive after-school tutoring service provider, covering all core subjects in China’s school curricula at each grade level of the K-12 system. We initially offered only small-class tutoring services, and then added personalized premium services in September 2007 and began offering online courses in January 2010. Our expansion of courses and service offerings allows us to better attract new students with different needs and provides us greater cross-selling opportunities with respect to our existing students.

Pricing

Our results of operations are also affected by the pricing for our tutoring services. We generally charge students based on the hourly rates of our courses and the total number of hours for all the courses taken by each student. We determine hourly rates for our courses primarily based on the demand for our courses, cost of our services, the geographic markets where the courses are offered, and the fees charged by our competitors for the same or similar courses. We increased hourly rates for our small class offerings in Beijing during the fiscal years 2009 and 2011.

Costs and Expenses

Our ability to maintain and increase profitability also depends on our ability to effectively control our costs and expenses. A significant component of our cost of revenues is compensation to our teachers. We offer competitive remunerations to our teachers in order to attract and retain top teaching talent. Salaries and other compensation to our teachers accounted for approximately 25%, 25% and 23% of our net revenues for the fiscal years ended February 28, 2009, 2010 and 2011, respectively. Another important component of our cost of revenues is rental expenses for our learning and service centers, which have remained stable at approximately 14% of our net revenues in each of the three most recent fiscal years. For the fiscal year ended February 28, 2011, we incurred share-based compensation expenses representing approximately 4.8% of our net revenues, and we expect to incur share-based compensation expenses in the future.

Our cost of revenues as a percentage of our total net revenues was 49.0%, 54.0% and 50.8% for the fiscal years ended February 28, 2009, 2010 and 2011, respectively. The increase in our cost of revenues as a percentage of our total net revenues from fiscal year 2009 to fiscal year 2010 was largely a result of the rapid expansion of our facilities and network, including our additional investments in human resources, course materials and leasehold improvements in anticipation of further student enrollment growth. The decrease in our cost of revenues as a percentage of our total net revenues from fiscal year 2010 to fiscal year 2011 was largely a result of the increase in both hourly rate and the number of hours per class for many of our courses, which resulted in a higher revenue growth than the growth in compensation to our teachers, rental expenses and compensation to personnel providing educational service support.

Our operating expenses include two key components, selling and marketing expenses and general and administrative expenses. Our total operating expenses as a percentage of our total net revenues was 26.4%, 23.7% and 26.2% for fiscal years 2009, 2010 and 2011, respectively. Our selling and marketing expenses and our general and administrative expenses each grew over this time period. Our selling and marketing expenses grew primarily due to increases in our selling and marketing personnel, share based compensation, office rental expenses, advertising expenses and office expenses, and our general and administrative expenses grew primarily due to increases in our general and administrative personnel, share-based compensation, rental expenses and expenses in connection with being a public company. Going forward, we expect that our total costs and expenses will continue to increase due to the expansion of our services and operations and costs and ongoing expenses associated with being a public company; however, such increase is likely to be partially offset by our increasing economies of scale and improved operating efficiency.

Key Components of Results of Operations

Net Revenues

In the fiscal years ended February 28, 2009, 2010 and 2011 we generated total net revenues of $37.2 million, $69.3 million and $110.6 million, respectively. We derive substantially all of our revenues from tutoring services, including small classes and personalized premium services. Revenues generated from our online course offerings contributed less than 1.9% of our total net revenues in the fiscal year ended February 28, 2011. Our revenues are presented net of business tax.

We generally collect course fees in advance, which we initially record as deferred revenues. We recognize course fees as revenues proportionately as the tutoring courses are delivered. We had deferred revenues in the amounts of $18.0 million, $29.4 million and $50.7 million as of February 28, 2009, 2010 and 2011, respectively.

Generally, for small-class courses consisting of more than seven classes per course, we offer tuition refunds for any remaining unattended classes to students who decide to withdraw from a course, provided that the course is less than two-thirds completed at the time of withdrawal. For personalized premium services, a student can withdraw at any time and receive a refund for the undelivered classes. Refunds are recorded as deductions to deferred revenues.

Cost of Revenues and Operating Expenses

The following table sets forth, for the periods indicated, our cost of revenues and operating expenses, in absolute amounts and as percentages of the total net revenues:

	For the Year Ended February 28,
	2009		2010		2011
	$	%	$	%	$	%
	(in thousands of $, except percentages)
Net revenues	$37,233	100.0%	$69,289	100.0%	$110,588	100.0%
Total cost of revenues	(18,242)	(49.0)	(37,434)	(54.0)	(56,143)	(50.8	)(1)
Operating expenses:
Selling and marketing	(2,344)	(6.3)	(5,591)	(8.1)	(9,935)	(9.0	)(2)
General and administrative	(5,884)	(15.8)	(10,854)	(15.7)	(19,085)	(17.2	)(3)
Impairment losses on intangible assets and goodwill	(1,615)	(4.3)	—	—	—	—
Total operating expenses	$(9,843)	(26.4)%	$(16,445)	(23.8)%	$(29,020)	(26.2)%

(1)	Includes share-based compensation expenses of $521 thousand.
(2)	Includes share-based compensation expenses of $975 thousand.
(3)	Includes share-based compensation expenses of $3,810 thousand.

Cost of Revenues

Our cost of revenues primarily consists of compensation to our teachers and rental cost for our learning centers and service centers, compensation to personnel providing educational service support, and to a lesser extent, depreciation and amortization of property and equipment used in the provision of educational services, costs of course materials, and other office supplies. We expect our cost of revenues to increase as we further expand our network and operations by opening new learning centers and service centers and hiring additional teachers.

Operating Expenses

Our operating expenses consist primarily of selling and marketing expenses and general and administrative expenses.

Our selling and marketing expenses primarily consist of compensation to our personnel involved in sales and marketing, expenses relating to our marketing and branding promotion activities, rental and utilities expenses relating to selling and marketing functions and, to a lesser extent, depreciation and amortization of property and equipment used in our selling and marketing activities. Our selling and marketing expenses also include expenses associated with the development and maintenance of our online platform, www.eduu.com, which is a key component of our marketing strategy. In anticipation of future growth, we increased the number of personnel in our selling and marketing functions in fiscal years 2009 and 2010 and 2011, which contributed to an increase in selling and marketing expenses as a percentage of net revenues from 6.3% in fiscal year 2009 to 8.1% in fiscal year 2010 and to 9.0% in fiscal year 2011. We expect that our selling and marketing expenses will continue to increase as we expand the breadth of our product offerings and geographic locations.

Our general and administrative expenses primarily consist of compensation paid to our management and administrative personnel, costs of third-party professional services, rental and utilities expenses relating to office and administrative functions and, to a lesser extent, depreciation and amortization of property and equipment used in our administrative activities. Our general and administrative expenses as a percentage of our total net revenues decreased from 15.8% in fiscal year 2009 to 15.7% in fiscal year 2010 and increased to 17.3% in fiscal year 2011. We expect that our general and administrative expenses will increase in the near term as we hire additional personnel and incur additional expenses in connection with the expansion of our business operations, with our having become a publicly traded company, enhancing our internal controls and providing share-based compensation to our employees.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our wholly owned subsidiary in Hong Kong, Xueersi Hong Kong, is subject to Hong Kong profits tax on its activities conducted in Hong Kong. No provision for Hong Kong Profits tax has been made in the consolidated financial statements as Xueersi Hong Kong has no assessable income for the years ended February 28, 2009, 2010 and 2011.

PRC

Our subsidiaries in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws.

Pursuant to the EIT Law, which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies.

Our affiliated entity, Xueersi Education, was qualified as a “High and New Technology Enterprise,” under the EIT Law effective January 1, 2008 and therefore was qualified for a preferential tax rate of 15%. In addition, since Xueersi Education is located in a high and new technology industrial zone in Beijing and qualified as a High and New Technology Enterprise, it was entitled to a three-year exemption from the enterprise income tax from calendar year 2006 to 2008 and a further tax reduction to a rate of 7.5% from calendar year 2009 to 2011. Our wholly owned subsidiary, TAL Beijing, was qualified as a “Newly Established Software Enterprise” under the EIT Law and therefore entitled to a two-year exemption from the enterprise income tax from calendar year 2009 to 2010 and a further tax reduction to 50% of the applicable rate from calendar year 2011 to 2013.

Preferential tax treatments granted to our affiliated entities in the PRC by local governmental authorities are subject to review and may be adjusted or revoked at any time. The discontinuation of any preferential tax treatments currently available to us, will cause our effective tax rate to increase, which could have a material adverse effect on our results of operations.

As a Cayman Islands holding company, we may receive dividends from our PRC operating subsidiaries through Xueersi Hong Kong. The EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with the PRC. According to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion, dividends paid to shareholders residing in Hong Kong are subject to a reduced 5% rate of tax withholding provided the Hong Kong residents’ equity interests in the mainland dividend issuer is above 25%. However, the State Administration for Taxation promulgated SAT Circular 601 on October 27, 2009, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to SAT Circular 601, a beneficial owner generally must engage in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. A conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. Although we may use Xueersi Hong Kong as a platform to expand our business in the future, Xueersi Hong Kong currently does not engage in any substantive business activities and thus it is possible that Xueersi Hong Kong may not be regarded as a “beneficial owner” for the purposes of SAT Circular 601 and the dividends it receives from our PRC subsidiaries would be subject to withholding tax at a rate of 10%. In addition, Xueersi Hong Kong may be considered a PRC resident enterprise for enterprise income tax purposes if the relevant PRC tax authorities determine that Xueersi Hong Kong’s “de facto management bodies” are within the PRC, in which case dividends received by it from our PRC subsidiaries would be exempt from PRC withholding tax because such income is exempted under the EIT Law for a PRC resident enterprise recipient. As there remain uncertainties regarding the interpretation and implementation of the EIT Law and its implementation rules, it is uncertain whether, if we are deemed a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders would be subject to any PRC withholding tax. For a detailed discussion of PRC tax issues related to resident enterprise status, see “Item 3.D—Key Information—Risk Factors—Risks Related to Doing Business in China—Under the EIT Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Internal Control over Financial Reporting

We have previously disclosed in our registration statement on Form F-1, as amended (File Number 333-169650) for our initial public offering in October 2010 that we and our independent registered public accounting firm identified a material weakness as defined in the U.S. Public Company Accounting Oversight Board Standard AU Section 325, Communicating Internal Control Related Matters Identified in an Audit, or AU325. As defined in AU325, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to insufficient accounting personnel with appropriate U.S. GAAP knowledge.

Following the identification of a material weakness as of February 28, 2010 relating to insufficient accounting personnel with appropriate U.S. GAAP knowledge, a number of actions were taken by the company before February 28, 2011, including:

(i) we hired a chief financial officer with publicly listed company experience in June 2010;

(ii) we hired additional accounting personnel with experience in U.S. GAAP and SEC reporting requirements and strong analytical skills;

(iii) we provided regular training on an ongoing basis to our accounting personnel that cover a broad range of accounting and financial reporting topics; and

(iv) we developed a more comprehensive manual with detailed step by step guidance on accounting policies and procedures and continuing to update the manual as needed.

Discontinued Operations

In order to focus our operations on Wuhan School, in October 2010, we decided to exit our operations of Qianjing School and Jianli School. As a result, the businesses of Qianjiang School and Jianli School are accounted for as discontinued operations for all periods in our consolidated financial statements. A $128,522 impairment loss for the goodwill and a $53,122 impairment loss for the intangible assets of the two schools were recognized in the operating results of discontinued operations in the year ended February 28, 2011. By the fiscal year ended February 28, 2011, the liquidation process of the two schools had been completed and there were no remaining assets or liabilities associated with discontinued operations in the accompanying consolidated balance sheet at February 28, 2011. The gain or loss from the liquidation process of these two schools was immaterial. For the fiscal years ended February 28, 2009, 2010 and 2011, our discontinued operations in aggregate had a net loss of $0.1 million, a net income of $0.04 million and a net loss of $0.3 million, respectively.

Critical Accounting Policies

We prepare our financial statements in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and net revenues and expenses. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and other factors that we believe to be relevant under the circumstances. Our management has discussed the development, selection and disclosure of these estimates with our board of directors. Since our financial reporting process inherently relies on the use of estimates and assumptions, actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that could reasonably have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management’s judgment. You should read the following descriptions of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included with this prospectus.

Revenue recognition

We derive substantially all of our revenues from tutoring services, including small classes, personalized premium services and online education services.

A student subscribes for a course containing a fixed number of classes. A typical course consists of 15 to 16 classes during each of the school semesters and 7 to 15 classes during each of the summer and winter breaks. Tuition revenue is generally collected in advance and is initially recorded as deferred revenue. Tuition revenue is then recognized proportionately as the tutoring classes are delivered.

Generally, for small-class courses consisting of more than seven classes per course, we offer refunds for any remaining classes to students who decide to withdraw from a course, provided the course is less than two-thirds completed at the time of withdrawal. After two-thirds of a course is delivered, no refund is allowed. For small-class courses with less than seven classes, no refund will be provided after the commencement of the courses. For personalized premium services, a student can withdraw at any time and receive a refund for the undelivered classes. We have not experienced significant refunds on the recognized revenues in the past.

We offer coupons to attract both existing and prospective students to enroll in our courses. The coupon has a fixed dollar amount and can only be redeemed against a future course. The coupon value, when utilized by an enrolling student, is accounted for as a reduction of revenue when the relevant revenue is recognized in the consolidated statements of operations.

We sell educational materials to students at our learning centers. Revenue is recognized when the educational content or other educational materials are delivered and collection of the receivables is reasonably assured.

We began to offer online courses to students in 2010. Students enroll for online courses through the use of prepaid study cards or payment to on-line accounts. The proceeds collected from the online course education are initially recorded as deferred revenue. Revenues are recognized on a straight line basis over the subscription period from the date in which the students activate the courses to the date in which the subscribed courses end. Refund is provided to the students who decide to withdraw from the subscribed courses within the course offer period, which generally ranges from one month to six months, and a proportional refund is based on the percentage of untaken courses to the total courses offered.

Goodwill and Intangible Assets

Goodwill represents the cost of an acquired business in excess of the fair value of identifiable tangible and intangible net assets purchased. We generally seek the assistance of independent valuation firms in determining the fair value of the identifiable tangible and intangible net assets of the acquired business. We assign all the assets and liabilities of an acquired business, including goodwill, to reporting units.

There are several methods that can be used to determine the fair value of assets acquired and liabilities assumed. For intangible assets, we typically use the income method. This method starts with a forecast of all of the expected future net cash flows associated with a particular intangible asset. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income method or other methods include the amount and timing of projected future cash flows; the discount rate selected to measure the risks inherent in the future cash flows; and the assessment of the asset’s economic life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory or economic barriers to entry. Determining the useful life of an intangible asset also requires judgment as different types of intangible assets will have different useful lives and certain assets may even be considered to have indefinite useful lives.

Goodwill is tested for impairment at least once each year on the last day of February. Impairment is tested using a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being the discounted cash flow method.

We made five small business acquisitions in selected new geographic markets in 2008, namely: (i) the purchase of assets and related business of Tianjin Xueersi Education Information Consulting Co., Ltd. (“Tianjin Education”) in March 2008 for consideration of $0.2 million; (ii) the acquisition of Hubei Jianli Hafu English Training School (“Jianli School”) in July 2008 for consideration $0.2 million; (iii) the acquisition of Hubei Qianjiang Xiaohafu English Training School (“Qianjiang School”) in July 2008 for consideration $0.2 million; (iv) the acquisition of Wuhan Jianghanqu Xiaoxinxing English Training School (“Wuhan School”) in July 2008 for consideration $1.6 million; and (v) the acquisition of Shanghai Lehai Science and Technology Information Co., Ltd. (“Shanghai Lehai”) and its 100% owned subsidiaries in Shanghai in August 2008 for total consideration of $1.0 million.

As noted above, we tested goodwill impairment in the only three reporting units carrying assigned goodwill namely Wuhan School, Shanghai Lehai and Xueersi Education. Jianli School and Qinjiang School which previously carried goodwill were disposed in the year ended February 28, 2011.

We recorded an impairment of goodwill of approximately $1.2 million in the year ended February 28, 2009 in respect of Wuhan School and Qianjiang School because the post-acquisition performance of these reporting units was not in line with our expectations at the date of acquisition. We used the income approach as the primary approach in determining the impairment of goodwill on these reporting units as of February 28, 2009, and relied in part on a valuation report prepared by American Appraisal China Limited based on data we provided.

The projected cash flow estimate included, among other things, an analysis of projected revenue growth, gross margins, and long-term growth rates. The income approach involves applying appropriate discount rates, based on earnings forecasts, to estimated cash flows. The assumptions used are inherently uncertain and subjective. The discount rates reflect the risks the management perceived as being associated with achieving the forecasts and are based on the estimated cost of capital of our reporting units, which was derived by using the capital asset pricing model, after taking into account systemic risks and non-systematic risks. The capital asset pricing model is a model commonly used by market participants for determining the fair values of assets that adds an assumed risk premium rate of return to an assumed risk-free rate of return.

We recorded further impairment loss for goodwill in respect of Qianjiang School and Jianli School in the amount of $0.1 million in current year, foreseeing the deterioration of their operations. We liquidated the two schools in the fiscal year ended February 28, 2011.

We evaluate intangible assets with finite useful life impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. Estimates of fair value result from a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions at a point in time. The judgments made in determining an estimate of fair value can materially impact our results of operations. The valuations are based on information available as of the impairment review date and are based on expectations and assumptions that have been deemed reasonable by management. Any changes in key assumptions, including unanticipated events and circumstances, may affect the accuracy or validity of such estimates and could potentially result in an impairment charge.

In the year ended February 28, 2009, we tested for impairment of the intangible and other long-lived assets recognized primarily in respect of Wuhan School and Qianjiang School because the performance of these acquisitions was not in line with our expectations. As a result, we recognized an impairment loss on intangible assets of $0.4 million.

For the year ended February 28, 2011, we recorded $53 thousand impairment loss of acquired partnership agreement and student base with a carrying amount of $53 thousand in Qianjiang School and Jianli School, for the performance of the operations were not as good as expected.

Other-Than-Temporary Impairment of Investment in Available for Sale Securities

We value available for sale securities at fair value and take the unrealized changes in fair value to Accumulated Other Comprehensive Income, a component of equity. However, when an investment has a fair value below its original costs we are required to determine whether that impairment is other-than-temporary and, if so, it is required to be recognized in earnings. Determination of whether an impairment is other-than-temporary involves management’s judgment as to the severity and duration of the decline in fair value. As at

February 28, 2009, we had available for sale securities with the carrying value of $0.7 million and which then had a fair value of $0.3 million. We determined that in the market conditions at that time there could be no assurance as to when and if the fair value would recover and consequently recognized an impairment loss in earnings of $0.4 million.

Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a certain period, we must include an expense within the tax provision in the statement of operations.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance, which could materially impact our financial position and results of operations.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. We have concluded that there are no significant uncertain tax positions requiring recognition in financial statements for the years ended February 28, 2009, 2010 and 2011. We did not incur any interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. We have no material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods. The years 2008 to 2010 remain subject to examination by the PRC tax authorities.

Our affiliated entity, Xueersi Education, was qualified as a “High and New Technology Enterprise,” under the EIT Law effective January 1, 2008 and therefore was qualified for a preferential tax rate of 15%. In addition, since Xueersi Education is located in a high and new technology industrial zone in Beijing and qualified as a High and New Technology Enterprise, it was entitled to a three-year exemption from the enterprise income tax from calendar year 2006 to 2008 and a further tax reduction to a rate of 7.5% from calendar year 2009 to 2011. Our wholly owned subsidiary, TAL Beijing, was qualified as a “Newly Established Software Enterprise” under the EIT Law and therefore entitled to a two-year exemption from the enterprise income tax from calendar year 2009 to 2010 and a further tax reduction to 50% of the applicable rate from calendar year 2011 to 2013.

Uncertainties exist with respect to how the EIT Law applies to our overall operations, and more specifically, with regard to our tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their “de facto management bodies” are within the PRC. The Implementation Rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of the PRC should be treated as residents under the EIT Law. In addition, we are not aware of any offshore holding companies with a similar corporate structure as the Company’s ever having been deemed to be

PRC “resident enterprises” by the PRC tax authorities. Therefore, we believe that neither TAL Group nor Xueersi Hong Kong should be treated as a “resident enterprise” for PRC tax purposes. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities, there are uncertainties and risks associated with this issue. See “Item 3D.—Key Information—Risk Factors—Risks Related to Doing Business in China—Under the EIT Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Fair Value of Our Common Shares and Share-Based Compensation

In June 2010, we adopted the 2010 Share Incentive Plan. The plan permits the grant of options to purchase Class A common shares, share appreciation rights, restricted shares, restricted share units, dividend equivalent rights and other instruments as deemed appropriate by the administrator under the plans. The maximum aggregate number of Class A common shares that may be issued pursuant to all awards under the plan is 18,750,000 Class A common shares. We have granted 5,964,800 shares as of July 22, 2011, among which, 5,419,000 shares were granted on July 26, 2010 and the remaining were granted after the closing of initial public offering under this plan to some of our directors, executive officers and employees. These restricted shares will vest in accordance with the vesting schedule set out in the respective restricted share agreements with the grantees, which mainly ranges from one to four years.

We recognize share-based compensation expenses based on the fair value of equity awards on the date of the grant, using a straight-line method over the requisite service periods of the awards, which are generally the vesting periods.

Prior to our initial public offering in October 2010, we did not have quoted market prices for our Class A common shares. Accordingly, during that time we had to make an estimate of the fair value of our Class A common shares for the purposes of determining the fair value of our Class A common shares on the date of grant of share-based compensation awards to our employees. The estimated fair value of our Class A common shares was $4.05 per share as of July 26, 2010. We principally used the market approach. We considered the estimated initial public offering price of $9.00 per ADS (or $4.50 per Class A common share), the middle point of range shown on the front cover page of our preliminary prospectus dated October 6, 2010 and applied discount for lack of marketability, or DLOM, to reflect the fact that there was no ready public market for our shares as we are a closely held private company. The DLOM of 10% applied for valuation of our Class A common shares as of July 26, 2010 was determined with the assistance of American Appraisal using the Black-Scholes option pricing model. Under the option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine DLOM.

For restricted shares granted after our initial public offering, the fair value of our ordinary shares on the grant date is determined by the closing quoted market price.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of our net revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended February 28,
	2009		2010		2011
	$	%	$	%	$		%
	(in thousands of $, except percentages)
Net revenues	$37,233	100.0%	$69,289	100.0%	$110,588		100.0%

Cost of revenues	(18,242)	(49.0)	(37,434)	(54.0)	(56,143	)(1)	(50.8)

Gross profit	18,991	51.0	31,855	46.0	54,445		49.2

Operating expenses

Selling and marketing	(2,344)	(6.3)	(5,591)	(8.1)	(9,935	)(2)	(9.0)

General and administrative	(5,884)	(15.8)	(10,854)	(15.7)	(19,085	)(3)	(17.2)

Impairment losses on intangible assets and goodwill	(1,615)	(4.3)	—	—	—		—

Total operating expenses	(9,843)	(26.4)	(16,445)	(23.8)	(29,020)		(26.2)

Government subsidies	—	—	—	—	149		0.1

Income from operations	9,148	24.6	15,410	22.2	25,574		23.1

Interest income, net	77	0.2	283	0.4	1,288		1.2
Other (expenses) / income	(142)	(0.4)	(124)	(0.1)	1		—
Impairment loss on available-for-sale securities	(363)	(1.0)	—	—	—		—
Gain from sales of available-for-sale securities	—	—	—	—	6		0.0
Gain on extinguishment of liabilities	731	2.0	—	—	134		0.1

Income before income tax provision	9,451	25.4	15,569	22.5	27,003		24.4
Provision for income tax	(2,039)	(5.5)	(1,365)	(2.0)	(2,628)		(2.4)

Net income/(loss) from discontinued operations, net of tax	(131)	(0.3)	41	0.1	(334)		(0.3)

Net income	$7,281	19.6%	$14,245	20.6%	$24,041		21.7%

(1)	Includes share-based compensation expenses of $521 thousand.
(2)	Includes share-based compensation expenses of $975 thousand.
(3)	Includes share-based compensation expenses of $3,810 thousand.

Fiscal Year Ended February 28, 2011 Compared to Fiscal Year Ended February 28, 2010

Net Revenues

Our total net revenues increased by 59.6% from $69.3 million for the fiscal year ended February 28, 2010 to $110.6 million for the fiscal year ended February 28, 2011. This increase was primarily due to the increase in both the number of total student enrollments and the average selling price per enrollment. Average selling prices increased by 24.7% from US$182 per enrollment in fiscal year 2010 to US$227 per enrollment in fiscal year 2011, primarily due to the increase in both hourly rate and the number of hours per class for many of our courses. The number of total student enrollments grew from 382,505 as of February 28, 2010 to 486,389 as of February 28, 2011, while the number of learning centers increased from 98 to 132.

Cost of Revenues

Our cost of revenues increased by 50.0% from $37.4 million for the fiscal year ended February 28, 2010 to $56.1 million for the fiscal year ended February 28, 2011. This increase was primarily due to teacher salaries and benefits increasing from $17.4 million in the fiscal year ended February 28, 2010 to $25.6 million for the fiscal year ended February 28, 2011, due to the number of our full-time teachers increasing from 647 for the fiscal year ending February 28, 2010 to 1,169 for the fiscal year ended February 28, 2011, partially offset by a decline in the number of contract teachers from 2,460 for the fiscal year ended February 28, 2010 to 1,610 for the fiscal year ended February 28, 2011. Salaries and benefits for personnel providing educational service support increased from $4.6 million in the fiscal year ended February 28, 2010 to $7.7 million for the fiscal year ended February 28, 2011, due to an increase in headcount resulting from the expansion of our business and wage increase for our existing personnel providing educational service support. Rental costs for our facilities increased from $10.0 million in the fiscal year ended February 28, 2010 to $15.0 million for the fiscal year ended February 28, 2011 primarily due to our increasing the number of learning centers and service centers we lease from 98 and 80, respectively as of February 28, 2010, to 132 and 108, respectively, as of February 28, 2011. To a lesser extent, the increase in our cost of revenues was due to increases in our depreciation and amortization of property and equipment, which is a result of the expansion of our learning centers and upgrading of our classroom facilities technology systems, and an increase in office supply expenses. Cost of revenues for the fiscal year ended February 28, 2011 also included $0.5 million in share-based compensation expenses.

Gross Profit

As a result of the foregoing, our gross profit increased by 70.9% from $31.9 million for the fiscal year ended February 28, 2010 to $54.4 million for the fiscal year ended February 28, 2011. Our gross profit margin was 49.2% for the fiscal year ended February 28, 2011, which increased from 46.0% for the previous fiscal year. The increase in our gross profit margin in the fiscal year ended February 28, 2011 was primarily due to the increase in both hourly rate and the number of hours per class for many of our courses, which resulted in a higher revenue growth than the growth in compensation to our teachers, rental expenses and compensation to personnel providing educational service support.

Operating Expenses

Our operating expenses increased by 76.5% from $16.4 million in the fiscal year ended February 28, 2010 to $29.0 million in the fiscal year ended February 28, 2011. This increase resulted from increases in both our selling and marketing expenses and general and administrative expenses in the fiscal year ended February 28, 2011.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 77.7% from $5.6 million in the fiscal year ended February 28, 2010 to $9.9 million in the fiscal year ended February 28, 2011. This increase was primarily due to salaries and benefits for our selling and marketing personnel increasing from $3.4 million in the fiscal year ended February 28, 2010 to $6.5 million in the fiscal year ended February 28, 2011, primarily due to an increase in the number of our sales and marketing personnel and respective wage increases during the fiscal year ended February 28, 2011 to support our selling and marketing efforts, and $1.0 million in share-based compensation expenses for the fiscal year ended February 28, 2011.

General and Administrative Expenses. Our general and administrative expenses increased by 75.8% from $10.9 million in the fiscal year ended February 28, 2010 to $19.1 million in the fiscal year ended February 28, 2011. This increase was primarily due to salaries and benefits for our general and administrative personnel increasing from $4.9 million in the fiscal year ended February 28, 2010 to $10.8 million in the fiscal year ended February 28, 2011, primarily due to the number of our general and administrative employees increased to support our expanded operations and $3.8 million in share-based compensation expenses for the fiscal year ended February 28, 2011. Rental expenses for office space for general corporate and administrative related functions increased from $1.2 million in the fiscal year ended February 28, 2010 to $1.9 million in the fiscal year ended February 28, 2011, due to our renting additional facilities to support the expansion of our business. In addition, professional expenses increased from $1.6 million in the fiscal year ended February 28, 2010 to $2.0 million for the fiscal year ended February 28, 2011, primarily due to expenses after our initial public offering which closed in October 2010.

Impairment Losses on Intangible Assets and Goodwill. In the year ended February 28, 2011, a $128,522 impairment loss for the goodwill and a $53,122 impairment loss for the intangible assets were recorded in operating results of discontinued operations. Besides that, no impairment loss on goodwill or intangible assets was recognized in the fiscal years ended February 28, 2010 and 2011.

Interest Income, Net

We had an interest income, net of $1.3 million for the fiscal year ended February 28, 2011, compared to $0.3 million for the fiscal year ended February 28, 2010. Our interest income, net in both years consisted of interest earned on our cash and cash equivalents deposited in commercial banks, partially offset by interest expense from a convertible loan we took out in January 2010 and repaid in November 2010.

Government Subsidies

We had government subsidies of $0.1 million for the fiscal year ended February 28, 2011, compared to nil for the fiscal year ended February 28, 2010. The government subsidies were attributable to a government grant relating to our initial public offering in October 2010.

Other (Expenses) / Income

We had immaterial other income (expense) for the fiscal year ended February 28, 2011, compared to other expense of $0.1 million for the fiscal year ended February 28, 2010. Our other expenses in fiscal year 2010 were primarily attributable to our charity donations to promote public education in rural areas.

Impairment Loss on Available-for-Sale Securities

Our impairment loss on available-for-sale securities was nil for the fiscal years ended February 28, 2010 and 2011.

Gain on Extinguishment of Liabilities

We recognized a $0.1 million gain on extinguishment of liabilities for the fiscal year ended February 28, 2011 as a result of an acquisition payable for our Wuhan School being waived. We had nil gain on extinguishment of liabilities for the fiscal year ended February 28, 2010.

Provision for Income Tax

Our provision for income tax increased by 92.6% from $1.4 million in the fiscal year ended February 28, 2010 to $2.6 million in the fiscal year ended February 28, 2011, primarily due to an increase in taxable income resulting from the expanded scale of our business. In addition, our effective tax rate increased from 8.8% for the fiscal year ended February 28, 2010 to 9.7% for the fiscal year ended February 28, 2011.

Net Income / (Loss) from Discontinued Operations, Net of Tax

In the fiscal years ended February 28, 2011 and 2010, we had a net loss of $0.3 million and net income of $41 thousand, respectively, from discontinued operations, net of tax, which reflect the operating results of Qianjiang School and Jianli School during these periods. We liquidated Qianjiang School and Jianli School during the fiscal year ended February 28, 2011.

Net Income

As a result of the foregoing, our net income increased by 68.8% from $14.2 million for the fiscal year ended February 28, 2010 to $24.0 million for the fiscal year ended February 28, 2011.

Fiscal Year Ended February 28, 2010 Compared to Fiscal Year Ended February 28, 2009

Net Revenues

Our total net revenues increased by 86.1% from $37.2 million for the fiscal year ended February 28, 2009 to $69.3 million for the fiscal year ended February 28, 2010. This increase was primarily due to additional student enrollments as the number of total student enrollments grew from 215,080 as of February 28, 2009 to 382,505 as of February 28, 2010. The number of learning centers increased from 73 to 98 during the same period.

Cost of Revenues

Our cost of revenues increased by 105.2% from $18.2 million for the fiscal year ended February 28, 2009 to $37.4 million for the fiscal year ended February 28, 2010. This increase was primarily due to teacher salaries and benefits increasing from $9.4 million in the fiscal year ended February 28, 2009 to $17.4 million in the fiscal year ended February 28, 2010, due to the number of our full-time teachers increasing from 363 for the fiscal year ended February 28, 2009 to 647 for the fiscal year ended February 28, 2010 and the number of our contract teachers increasing from 2,054 for the fiscal year ended February 28, 2009 to 2,460 for the fiscal year ended February 28, 2010, and due to an increase in our rental cost as we leased facilities for 98 learning centers and 80 service centers as of February 28, 2010, as compared to 73 learning centers and 54 service centers as of February 28, 2009. The increase was also due to the compensation increase attributable to our hiring of additional personnel providing educational service support and the increase in the cost of course materials for some of our English courses. The increase was also attributable to the increased depreciation and amortization of property and equipment, which is a result of the expansion of our learning centers and services and our continual efforts to upgrade our classroom facilities technology systems.

Gross Profit

As a result of the foregoing, our gross profit increased by 67.7% from $19.0 million for the fiscal year ended February 28, 2009 to $31.9 million for the fiscal year ended February 28, 2010. Our gross profit margin was 46.0% for the fiscal year ended February 28, 2010, which decreased from 51.0% for the previous fiscal year. The decrease in our gross profit margin in the fiscal year ended February 28, 2010 was primarily due to the investments we made during the period in anticipation of further growth in student enrollments. We generally need to hire and train educational service support personnel and incur leasehold improvement and other costs ahead of the expected ramp-up in student enrollments at our new or expanded learning centers.

Operating Expenses

Our operating expenses increased by 67.1% from $9.8 million in the fiscal year ended February 28, 2009 to $16.4 million in the fiscal year ended February 28, 2010. This increase resulted from increases in both our selling and marketing expenses and general and administrative expenses in the fiscal year ended February 28, 2010, partially offset by the elimination of impairment losses on intangible assets and goodwill.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 138.5% from $2.3 million in the fiscal year ended February 28, 2009 to $5.6 million in the fiscal year ended February 28, 2010. This increase was primarily due to an increase in the number of our sales and marketing personnel to support our selling and marketing efforts, as well as the expenses incurred relating to an outdoor advertisement campaign to promote our personalized premium services.

General and Administrative Expenses. Our general and administrative expenses increased by 84.5% from $5.9 million in the fiscal year ended February 28, 2009 to $10.9 million in the fiscal year ended February 28, 2010. This increase was primarily due to an increase in the number of employees for our corporate and administrative functions to support our expanded operations, rental expenses for increased office space for general corporate and administrative related functions and, to a lesser degree, professional service fees accrued during fiscal year 2010.

Impairment Losses on Intangible Assets and Goodwill. We recognized nil impairment loss on goodwill in the fiscal year ended February 28, 2010. In the fiscal year ended February 28, 2009, we recognized impairment losses on intangible assets and goodwill of $1.6 million relating to our acquisitions of two schools in the period.

Interest Income, Net

We had an interest income, net of $0.3 million for the fiscal year ended February 28, 2010, compared to $0.1 million for the fiscal year ended February 28, 2009. Our interest income, net in both years consisted of interest earned on our cash and cash equivalents deposited in commercial banks, partially offset by the interest expense incurred with respect to a convertible loan we borrowed in January 2010 and the interest expense of our acquisition payables.

Other Expenses

We had other expenses of $0.1 million for each of the fiscal years ended February 28, 2009 and 2010. Our other expenses in fiscal year 2010 were primarily attributable to our charity donations to promote public education in rural areas. Our other expenses in fiscal year 2009 were primarily attributable to our charity donations to Sichuan earthquake relief funds.

Impairment Loss on Available-for-Sale Securities

We recognized a $0.4 million impairment loss on available-for-sale securities for the fiscal year ended February 28, 2009 due to a decline in the fair value other than temporary impairment of our investment in certain available-for-sale securities, as compared to nil for the fiscal year ended February 28, 2010.

Gain on Extinguishment of Liabilities

We recognized a $0.7 million gain on extinguishment of liabilities for the fiscal year ended February 28, 2009 as a result of a renegotiation of the acquisition payable relating to the Wuhan School from $1.6 million to $0.9 million. We had nil gain on extinguishment of liabilities for the fiscal year ended February 28, 2010.

Provision for Income Tax

Our provision for income tax decreased by 33.1% from $2.0 million in the fiscal year ended February 28, 2009 to $1.4 million in the fiscal year ended February 28, 2010, primarily due to our lower effective income tax rate of 8.8% in the fiscal year ended February 28, 2010, compared to 21.6% in the prior fiscal year. We had a lower effective income tax rate in the fiscal year 2010 because of the preferential tax treatments received by one of wholly owned subsidiaries and one of our consolidated affiliated entities in China during the period.

Net Income / (Loss) from Discontinued Operations, Net of Tax

In the fiscal years ended February 28, 2010 and 2009, we had net income of $41 thousand and net loss of $0.1 million, respectively, from discontinued operations, net of tax, which reflect the operating results of Qianjiang School and Jianli School during these periods. We liquidated Qianjiang School and Jianli School during the fiscal year ended February 28, 2011.

Net Income

As a result of the foregoing, our net income increased by 95.7% from $7.3 million for the fiscal year ended February 28, 2009 to $14.2 million for the fiscal year ended February 28, 2010.

Inflation

Inflation in China has not had a significant effect on our business. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2008, 2009 and 2010 were an increase of 5.9%, a decrease of 0.7% and an increase of 3.3%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board or FASB issued an authoritative pronouncement regarding revenue arrangements with multiple deliverables. Although the new pronouncement retains the criteria from an existing pronouncement for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the previous separation criterion under existing pronouncements that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered a separate unit or separate units of accounting. The new pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement's effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year; and (2) disclose the effect of the retrospective adjustments on the prior interim periods' revenue, income before taxes, net income, and earnings per share. We do not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

In October 2009, the FASB issued an authoritative pronouncement regarding software revenue recognition. This new pronouncement amends an existing pronouncement to exclude from its scope all tangible products containing both software and non-software components that function together to deliver the product's essential functionality. That is, the entire product (including the software deliverables and non-software deliverables) would be outside the scope of software revenue recognition and would be accounted for under other accounting literature. The new pronouncement includes factors that entities should consider when determining whether the software and non-software components function together to deliver the product's essential functionality and are thus outside the revised scope of the authoritative literature that governs software revenue recognition. The pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement's effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year; and (2) disclose the effect of the retrospective adjustments on the prior interim periods' revenue, income before taxes, net income, and earnings per share. We do not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

In January 2010, the FASB issued authoritative guidance to improve disclosures about fair value measurements. This guidance amends previous guidance on fair value measurements to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than as a net basis as currently required. This guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This guidance is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the level 3 activities of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. We do not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

In May 2011, the FASB issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and IASB to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in U.S. GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

•

Highest-and-best-use and valuation-premise concepts for nonfinancial assets—the guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

•

Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk—the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met. When the criteria are met, an entity can measure the fair value of the net risk position.

•

Premiums or discounts in fair value measure—the guidance states that “premiums or discounts that reflect size as a characteristic of the reporting entity’s holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market’s normal daily trading volume is not sufficient to absorb the quantity held by the entity…) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement.”

•

Fair value of an instrument classified in a reporting entity’s shareholders’ equity—the guidance prescribes a model for measuring the fair value of an instrument classified in shareholders’ equity; this model is consistent with the guidance on measuring the fair value of liabilities.

•	Disclosures about fair value measurements—the guidance expands disclosure requirements, particularly for Level 3 inputs. Required disclosures include:

•

For fair value measurements categorized in level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

•	The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

The guidance is to be applied prospective and effective for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. We do not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

In June 2011, the FASB issued an authoritative pronouncement to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. These amendments do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the amendments are effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. We do not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations and the expansion of our business primarily through cash flows from operations, proceeds from the issuance and sale of Series A preferred shares and, more recently, the proceeds of our initial public offering in October 2010. As of February 28, 2011, we had $173.2 million in cash and cash equivalents and we had no bank borrowings. Our cash and cash equivalents consist of cash on hand and bank deposits that are placed with banks and other financial institutions and which are either unrestricted as to withdrawal or use, and have maturities of three months or less.

Although we consolidate the results of Xueersi Education and Xueersi Network and their respective subsidiaries and schools, our access to cash balances or future earnings of Xueersi Education and Xueersi Network and their respective subsidiaries and schools is only through our contractual arrangements with Xueersi Education and Xueersi Network and their respective shareholders, subsidiaries and schools. See “Item 7.B—Major Shareholders and Related Party Transactions—Related Party Transactions—Contractual Arrangements with Our Consolidated Affiliated Entities.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

We believe that our current cash and cash equivalents, term deposits, available-for-sale securities, and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. However, we may need additional cash resources in the future if we experience changed business conditions or other developments or if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that our cash requirements exceed our cash and cash equivalents on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity securities could cause dilution of our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. In addition, there can be no assurance that when we need additional cash resources, financing will be available to us on commercially acceptable terms and amount, or at all. The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended February 28,
	2009	2010	2011
	(in thousands of $)
Net cash provided by operating activities	$23,468	$27,175	$53,823
Net cash provided by (used in) investing activities	(5,116)	(5,250)	(29,568)
Net cash provided by (used in) financing activities	5,252	(903)	96,613
Effect of foreign exchange rate changes	385	37	1,545
Net increase (decrease) in cash and cash equivalents	23,989	21,059	122,413
Cash and cash equivalents at the beginning of the period	5,704	29,693	50,752
Cash and cash equivalents at end of the period	26,693	50,752	173,165

Operating Activities

Net cash provided by operating activities amounted to $53.8 million in the fiscal year ended February 28, 2011, as compared to $27.2 million in the fiscal year ended February 28, 2010 and $23.5 million in the fiscal year ended February 28, 2009. Net cash provided by operating activities in the fiscal year ended February 28, 2011 reflected net income of $24.0 million, adjusted by certain non-cash expenses, including depreciation of property and equipment of $2.8 million, amortization of intangible assets of $0.7 million and share-based compensation expenses of $5.3 million. Additional major factors affecting operating cash flow in the fiscal year ended February 28, 2011 included an increase in deferred revenues in the amount of $21.2 million due to the increased amount of course fees received during the period, an increase in our prepaid expenses and other current assets in the amount of $2.6 million, and an increase in our income tax payable in the amount of $2.4 million as a result of the increase in our taxable income due to the expansion of our business.

Net cash provided by operating activities amounted to $27.2 million in the fiscal year ended February 28, 2010, as compared to $23.5 million in the fiscal year ended February 28, 2009. Net cash provided by operating activities in the fiscal year ended February 28, 2010 reflected net income of $14.2 million, adjusted by a non-cash charge of $2.1 million, which included depreciation of property and equipment of $1.3 million and amortization of intangible assets of $0.8 million. Additional major factors affecting operating cash flow in the fiscal year ended February 28, 2010 included an increase in deferred revenues in the amount of $11.3 million due to the increased amount of course fees received during the period, an increase in rental deposits in the amount of $1.2 million as a result of the additional premises we rented for our offices, learning centers and other services, an increase in accrued expenses and other current liabilities in the amount of $3.2 million in connection with accrued payroll and bonus and other taxes payables, and the decrease in our income tax payable in the amount of $2.1 million.

Net cash provided by operating activities in the fiscal year ended February 28, 2009 reflected net income of $7.3 million, adjusted by a non-cash charge of $2.0 million, which primarily included impairment of intangible assets and goodwill of $1.4 million in connection with two acquisitions we made during the period, impairment loss of available-for-sale securities of $0.4 million, amortization of intangible assets in the amount of $0.5 million mainly in connection with acquisitions of domain names, gain on extinguishment of liabilities in the amount of $0.7 million attributable to a waiver of the same amount of acquisition payables as a result of renegotiations with the seller in one of our acquisitions. Additional major factors affecting operating cash flow in the fiscal year ended February 28, 2009 included an increase in the amount of $12.0 million paid upfront by the students due to the increased amount of course fees received during the period, the increase in our income tax payable in the amount of $2.3 million and an increase in accrued expenses and other current liabilities in the amount of $1.8 million in connection with accrued payroll and bonus and payable for business acquisitions.

Investing Activities

We lease all of our facilities. Our cash used in investing activities is primarily related to leasehold improvements, investments in equipment, technology and operating systems, investments in certain available-for-sale securities and term deposits, intangible assets and acquisitions.

Net cash used in investing activities amounted to $29.6 million in the fiscal year ended February 28, 2011, as compared to $5.3 million and $5.1 million in the fiscal years ended February 28, 2010 and 2009, respectively. Net cash used in investing activities in the fiscal year ended February 28, 2011 primarily related to investments in term deposits in commercial banks in the amount of $25.9 million and leasehold improvements and purchases of computers, network equipment and software in the amount of $5.2 million in connection with the expansion of our network of learning centers and service centers, offset in part by sales of available-for-sale securities in the amount of $1.5 million.

Net cash used in investing activities amounted to $5.3 million in the fiscal year ended February 28, 2010, as compared to $5.1 million in the fiscal year ended February 28, 2009. Net cash used in investing activities in the fiscal year ended February 28, 2010 primarily related to (i) leasehold improvements and purchases of equipment in the amount of $3.8 million in connection with the expansion of our network of learning centers and service centers, and (ii) our investment in the securities of a mutual fund in the amount of $1.5 million.

Net cash used in investing activities amounted to $5.1 million in the fiscal year ended February 28, 2009, and was primarily related to (i) leasehold improvements and purchases of equipment in the amount of $2.1 million in connection with the expansion of our network of learning centers and service centers, (ii) our acquisitions in separate transactions from unrelated third-parties in the amount of $1.6 million, and (iii) our purchase of intangible assets in the amount of $1.4 million in connection with the purchase of several domain names from unrelated third-parities.

Financing Activities

Our financing activities consisted of proceeds of our initial public offering, issuance and sale of Series A convertible redeemable preferred shares to investors, a convertible loan, capital contributions from our founding shareholders, distributions to shareholders and acquisitions.

Net cash provided by financing activities amounted to $96.6 million in the fiscal year ended February 28, 2011, as compared to net cash used in financing activities in the amount of $0.9 million in the fiscal year ended February 28, 2010 and net cash provided by financing activities in the amount of $5.3 million in the fiscal year ended February 28, 2009. Net cash provided by financing activities in the fiscal year ended February 28, 2011 was primarily attributable to $129.4 million in proceeds from our initial public offering of American depositary shares on the New York Stock Exchange, which closed in October 2010, offset in part by $2.1 million payment of expenses related to initial public offering, and a $30.0 million cash dividend in November 2010 paid to our shareholders of record as of September 29, 2010.

Net cash used in financing activities amounted to $0.9 million in the fiscal year ended February 28, 2010, as compared to net cash provided by financing activities in the amount of $5.3 million in the fiscal year ended February 28, 2009. Net cash used in financial activities in the fiscal year ended February 28, 2010 was primarily attributable to the distribution payment by our consolidated affiliated entity in the amount of $1.4 million to its shareholders in connection with our corporate reorganization, our acquisition activities in the amount of $0.2 million, partially offset by the $0.5 million proceeds from a convertible loan and $0.2 million of capital contributions by our founding shareholders.

Net cash provided by financing activities in the fiscal year ended February 28, 2009 was primarily attributable to the proceeds from our issuance and sale of Series A convertible redeemable preferred shares in the amount of $4.9 million and capital contributions by our founding shareholders in the amount of $0.4 million.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our three wholly owned subsidiaries and our affiliated entities in China. As a result, our ability to pay dividends may depend upon dividends paid by our wholly owned subsidiaries. If our wholly owned subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries, VIEs and VIE’s subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, as of February 28, 2011, we had $8.2 million in statutory reserves, or 5.3% of total equity that are not distributable as cash dividends. Our PRC subsidiaries have not historically paid any dividends to our offshore entities from their accumulated profits. However, we do not expect that the statutory reserve requirement will materially limit our ability to pay dividends to our shareholders or our plan to expand our business because we are only required to set aside an additional $0.3 million to satisfy the maximum requirement of statutory reserves for all of our PRC subsidiaries, VIEs and VIEs’ subsidiaries.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with leasehold improvements, investments in computers, network equipment and software, business acquisitions and facilities. Our capital expenditures were $5.1 million, $3.8 million and $5.2 million in the fiscal years ended February 28, 2009, 2010 and 2011, respectively, representing 13.7%, 5.5% and 4.7% of our total net revenues in such year, respectively.

In July 2011, we entered into purchase agreements with a real estate developer to purchase office space of approximately 7,582 square meters in Beijing for a total cash consideration of approximately RMB386.5 million (US$59.2 million). Please refer to “Item 4. Information on the Company—D. Property, Plants and Equipment”.

C.	Research and Development, Patents, and Licenses, etc.

We do not have significant research and development policies and expenditures. For general information about our product development, see “Item 4.B. Business Overview—Our Curricula and Course Materials” and “Item 4.B. Business Overview—Our Tutoring Services—Online Courses.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events from March 1, 2009 to February 28, 2011 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions

E.	Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of February 28, 2011:

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousand $)
Operating lease obligations(1)	48,954	17,739	24,602	6,539	74
Acquisition payables(2)]	33,783	33,783	—	—	—

Total	82,737	51,522	24,602	6,539	74

Notes:

(1)	Represents our non-cancelable leases for our offices, learning centers and service centers.
(2)	Represents outstanding consideration payable in connection with our acquisition of Wuhan School as of February 28, 2011.

G.	Safe Harbor

See “Forward Looking Statements” on page 5 of this annual report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Bangxin Zhang	30	Chairman of the Board of Directors and Chief Executive Officer
Jane Jie Sun	42	Independent Director
Tong Chen	44	Independent Director
Wei Wang	42	Independent Director
Joseph Kauffman	33	Chief Financial Officer
Yachao Liu	29	Senior Vice President
Yunfeng Bai	29	Senior Vice President

Bangxin Zhang is one of our founders and has served as our chairman and chief executive officer since our inception. Mr. Zhang has been instrumental to the development and success of our business. Mr. Zhang provides vision, overall management, and strategic decision-making relating to marketing, investment planning, and corporate development. Mr. Zhang received his bachelor’s degree in Life Sciences from Sichuan University in 2001, was in the postgraduate program of the Life Science School of Peking University from 2002 to 2007, and received an EMBA degree from China Europe International Business School in 2009.

Jane Jie Sun has served as our independent director since October 2010. Ms. Sun has extensive experience in SEC reporting, finance and accounting. She has served as the chief financial officer of Ctrip.com International, Ltd, a NASDAQ-listed company, since December 2005. Prior to joining Ctrip, Ms. Sun served as the head of the SEC and External Reporting Division of Applied Materials, Inc., where she worked from 1997 to 2005. Prior to joining Applied Materials, Inc., Ms. Sun worked with KPMG LLP in Silicon Valley, California for five years. Ms. Sun is a member of the American Institute of Certified Public Accountants and a member of the State of California Certified Public Accountants. Ms. Sun received her bachelor’s degree from the Business School of the University of Florida with High Honors. She also attended the undergraduate program at Beijing University Law School from 1987 to 1989.

Tong Chen has served as our independent director since June 2011. Mr. Chen has served as the Executive Vice President and Chief Editor of Sina Corporation, a company listed on the New York Stock Exchange, since February 2007. Mr. Chen served as the Senior Vice President and Chief Editor of Sina Corporation from November 2003 to February 2007, and from April 1997 to November 2003 he served in a number of management, broadcasting, and other positions with Sina Corporation. In 1997, Mr. Chen took part in the founding of SRSnet.com, a division of Beijing Stone Rich Sight Information Technology Co., Ltd. (currently known as Beijing SINA Information Technology Co. Ltd.), one of Sina Corporation’s subsidiaries. Mr. Chen received his MBA degree from China-Europe International Business School, a Masters of Arts degree in

Journalism from Renmin University of China, a Masters of Arts degree in Communications from Beijing Institute of Technology and a bachelor’s degree in electronic engineering from Beijing University of Technology.

Wei Wang has served as our independent director since June 2011. Mr. Wang, also known by his pen name, Nian Chen, is the founder, chairman and chief executive officer of Vancl Corporation, a leading lifestyle brand and online retailer in China. Before founding Vancl in 2005, Mr. Wang co-founded Uooyoo.com, a mobile phone software company. Prior to his move into mobile phone software, Mr. Wang was involved in online bookselling, co-founding Joyo.com in 2000. Joyo.com was sold to Amazon in 2004, becoming known as Amazon China. Before Joyo.com, Mr. Wang founded the Book Review in 1998 and co-founded the Xishu Book Club, now Xishu Books, a major online book retailer, in 1997. Prior to these entrepreneurial activities, Mr. Wang was a reporter and columnist for the Beijing Youth Daily newspaper from 1995 to 1997. Mr. Wang studied international trade at the Dalian College of Economics and Management from 1988 to 1990.

Joseph Kauffman has served as our Chief Financial Officer since June 2010. Prior to joining us, Mr. Kauffman headed M&A and international business development at New Oriental Education & Technology Group Inc., where he joined the senior management team before its initial public offering on the New York Stock Exchange in 2006. Between 1999 and 2004, Mr. Kauffman was a senior manager at The Coca-Cola Company in China and held various operating, strategy and business development roles. Mr. Kauffman received his bachelor’s degree from Williams College in 1999 and an MBA degree from the Harvard Business School in 2006.

Yachao Liu has served as our senior vice president since April 2011. In this capacity, Dr. Liu is in charge of our teaching and research division, teachers’ training school, information management center and network operation center. From January 2008 to April 2011, Dr. Liu was our vice president and was in charge of our online course offerings. Prior to this, Dr. Liu was director of our middle school division between September 2005 and January 2008. Dr. Liu received his bachelor’s degree in Mechanics from Peking University in 2003 and Ph.D. from the Institute of Mechanics of the Chinese Academy of Science in 2008.

Yunfeng Bai has served as our senior vice president since April 2011. In this capacity, Mr. Bai is in charge of our small class business throughout China. From June 2008 to April 2011, Mr. Bai served as our vice president, and in this capacity he oversaw our personalized premium services. Mr. Bai founded our high school division in 2005 and was the director of our Beijing operations from June 2006 through May 2008. Mr. Bai received his bachelor’s degree in Engineering Automation from Beijing University of Aeronautics and Astronautics in 2003, attended the CEO class of Guanghua Management School of Peking University between 2008 and 2009 and is currently in the EMBA program of China Europe International Business School.

B.	Compensation

For the fiscal year ended February 28, 2011, the aggregate cash compensation we paid to our executive officers as a group was approximately $0.4 million. We do not pay our non-executive directors in cash for their services on our board. For the fiscal year ended February 28, 2011, we granted a total of 2,125,000 and nil restricted Class A common shares to our executive officers and non-executive directors, respectively, and recorded a total share-based compensation expense of $1,279,148 for grants of restricted shares to our executive officers and non-executive directors for the year ended February 28, 2011. For more information, see “Item 6.B. Directors, Senior Management and Employees—Compensation—Share Incentive Plan”.

Share Incentive Plan

In June 2010, we adopted our 2010 Share Incentive Plan in order to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The plans permit the grant of options to purchase our Class A common shares, restricted shares, restricted share units, share appreciation rights, dividend equivalent rights and other instruments as deemed appropriate by the administrator under the plans. The maximum aggregate number of Class A common shares that may be issued pursuant to all awards under our share incentive plan is 18,750,000 shares. As of the date of this annual report, we have granted 5,964,800 restricted Class A common shares under this plan to our employees, consultants and directors.

The following table summarizes, as of July 22, 2011, the restricted shares granted and outstanding under our share incentive plan to our directors and executive officers and to other individuals as a group.

Name	Number of Class A Restricted Shares	Date of Grant	Date of Expiration
Yachao Liu	*	July 26, 2010	10 years from the date of the grant
Yunfeng Bai	*	July 26 2010	10 years from the date of the grant
Joseph Kauffman	*	July 26, 2010	10 years from the date of the grant
Jane Jie Sun	*	April 8, 2011/June 13, 2011	10 years from the date of the grant
Tong Chen	*	June 13, 2011	10 years from the date of the grant
Wei Wang	*	June 13, 2011	10 years from the date of the grant
Directors and officers as a group	2,333,000	—	10 years from the date of the grant
Other individuals as a group	3,631,800	—	10 years from the date of the grant

Total	5,964,800	—	—

*	Less than 1% of the outstanding common shares.

The following paragraphs describe the principal terms of our share incentive plan:

Plan Administration. The plan is administered by our board of directors or our compensation committee. The compensation committee or the full board of directors, as appropriate, determines the provisions and terms and conditions of each award grant.

Awards and Award Agreement. Pursuant to our 2010 Share Incentive Plan, we may grant options, restricted shares, restricted share units, share appreciation rights, dividend equivalent rights or other instruments to our directors, employees or consultants. Awards granted under our plan are evidenced by award agreements that set forth the terms, conditions and limitations for each award, which may include the term of an award, the provisions applicable in the event the participant’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.

Option Exercise Price. The exercise price of an option is determined by the plan administrator and set forth in the award agreement and may be a fixed or variable price related to the fair market value of the shares, to the extent not prohibited by applicable laws. Subject to certain limits set forth in the plan, the exercise price may be amended or adjusted in the absolute discretion of the plan administrator, the determination of which shall be final, binding and conclusive. To the extent not prohibited by applicable laws or any exchange rule, a downward adjustment of the exercise prices of options shall be effective without the approval of the shareholders or the approval of the affected participants.

Eligibility. We may grant awards to our employees, directors and consultants or those of any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest, as determined by our plan administrator. Awards other than incentive share options may be granted to our employees, directors and consultants. Incentive share options may be granted only to employees of our company or a parent or a subsidiary of our company.

Term of the Awards. The term of each award grant is determined by our plan administrator, provided that the term shall not exceed 10 years from the date of the grant.

Vesting Schedule. In general, the plan administrator determines, or the award agreement specifies, the vesting schedule. We have the right to repurchase the restricted shares until vested.

Transfer Restrictions. Except as otherwise provided by our plan administrator, an award may not be transferred or otherwise disposed of by a participant other than by will or the laws of descent and distribution. Our plan administrator by express provision in the award or an amendment may permit an award (other than an incentive share option) to be transferred to or exercised by certain persons related to the participant.

Corporate Transactions. Except as may be provided otherwise in an individual award agreement or any other written agreement entered into by a participant and us, in the event of a change-of-control or other corporate transactions, our plan administrator may determine to provide for one or more of the following: (i) each award outstanding under the plan to terminate at a specific time in the future and give each participant the right to exercise the vested portion of the awards during a period of time as determined by our plan administrator; or (ii) termination of any award in exchange for an amount of cash equal to the amount that could have been attained upon the exercise of the award; or (iii) the replacement of such award with other rights or property selected by our plan administrator; or (iv) the assumption of or substitution of such award by our successor, parent or subsidiary, with appropriate adjustments; or (v) payment of an award in cash based on the value of shares on the date of the corporate transaction plus reasonable interest on the award.

Amendment and Termination of the Plan. With the approval of our board, our plan administrator may, at any time and from time to time, amend, modify or terminate the plan, provided, however, that no such amendment shall be made without the approval of the our shareholders to the extent such approval is required by applicable laws, or in the event that such amendment increases the number of shares available under our plan, permits our plan administrator to extend the term of our plan or the exercise period for an option beyond ten years from the date of grant, or results in a material increase in benefits or a change in eligibility requirements, unless we decides to follow home country practice.

C.	Board Practices

Composition of Board of Directors

Our board of directors consists of four directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration. Subject to our memorandum and articles of association, the directors may exercise all the powers of our company to borrow money, mortgage his or her undertaking, property and uncalled capital, and issue debentures or other securities whether outright or as security for any debt, liability or obligation of our company or of any third party.

Code of Business Conduct and Ethics

Our code of business conduct and ethics provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our company’s interests when the opportunity to do so arises.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Executive Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind.

Committees of the Board of Directors

We have established three committees under the board of directors, namely the audit committee, the compensation committee and the nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Ms. Jane Jie Sun, Mr. Tong Chen and Mr. Wei Wang. Ms. Sun, Mr. Chen and Mr. Wang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. In addition, Ms. Sun, Mr. Chen and Mr. Wang meet the “independence” standards under Rule 10A-3 under the Exchange Act. Ms. Sun is the chair of our audit committee. The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the independent auditor’s qualifications and independence and (iv) the performance of our internal audit function and independent auditor. The audit committee is responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Mr. Tong Chen, Mr. Wei Wang and Ms. Jane Jie Sun. Mr. Chen, Mr. Wang and Ms. Sun satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Mr. Chen is the chair of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors; and

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Wei Wang, Mr. Tong Chen and Ms. Jane Jie Sun. Mr. Wang, Mr. Chen and Ms. Sun satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Mr. Wang is the chair of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our senior executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case, the executive officer will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and the executive officer’s right to all other benefits will terminate, except as required by any applicable law. We may also terminate an executive officer’s employment without cause upon one-month advance written notice. In such case of termination by us, we are required to provide compensation to the executive officer, including severance pay, as expressly required by the applicable law of the jurisdiction where the executive officer is based. The executive officer may terminate the employment at any time with a one-month advance written notice, if there is any significant change in the executive officer’s duties and responsibilities inconsistent in any material and adverse respect with his or her title and position or a material reduction in the executive officer’s annual salary before the next annual salary review, or if otherwise approved by the board of directors.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice and to assign all right, title and interest in them to us, and assist us in obtaining patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and for half a year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our clients, customers or contacts or other persons or entities introduced to the executive officer for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination.

D.	Employees

We had 1,404, 2,342 and 3,156 full-time employees as of February 28, 2009, 2010 and 2011, respectively. The following table sets forth the number of our employees by function as of February 28, 2011:

Functional Area	Number of Employees	% of Total
Teaching	1,169	37.0%
Customer service	1,088	34.5%
Sales and marketing	155	4.9%
Curriculum and course material development	231	7.3%
General and administrative	366	11.6%
Technology	147	4.7%
Total	3,156	100.0%

Of our total number of employees as of February 28, 2011, 2,539 were in Beijing, 367 were in Shanghai and 250 were in other locations in China.

From time to time, we also employ contract teachers, part-time employees and engage independent consultants to support our teaching and curriculum and course material development activities. We remunerate our employees with basic salaries as well as performance-based bonuses. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

We plan to hire additional teachers and other employees as we expand. Our employee recruiting channels include word-of-mouth referrals, on-campus recruiting, online recruiting and professional recruiters. We also partner with leading higher education institutions and employ other measures designed to bring us into contact with suitable candidates for employment.

Our full-time employees in China participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, housing funds and other welfare benefits are provided to the employees. Chinese labor regulations require that our PRC subsidiaries make contributions to the government for these benefits based on a fixed percentage of the employees’ salaries.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares (including shares represented by our ADSs), as of July 22, 2011, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our common shares.

	Shares Beneficially Owned
	Number(1)	%(2)	% of Voting Power(3)
Directors and Executive Officers:
Bangxin Zhang(4)	59,550,000	39.0%	50.0%
Jane Jie Sun	—	—	—
Tong Chen	—	—	—
Wei Wang	—	—	—
Yachao Liu(5)	8,968,750	5.9%	7.4%
Yunfeng Bai(6)	6,462,500	4.2%	5.3%
Joseph Kauffman	*	*	*
All directors and executive officers as a group	75,231,250	49.3%	62.8%
Principal Shareholders:
Bright Unison Limited(7)	59,550,000	39.0%	50.0%
Tiger Global Five China Holdings and affiliate fund(8)	23,475,000	15.4%	18.5%
Central Glory Investments Limited(9)	14,550,000	9.5%	12.2%
Perfect Wisdom International Limited(10)	8,968,750	5.9%	7.4%
Excellent New Limited(11)	6,462,500	4.2%	5.3%

*	Less than 1% of our total outstanding shares.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, restricted shares or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.
(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (1) 152,600,000, being the number of common shares issued as of July 22, 2011, and (2) the number of restricted shares held by such person or group that will vest within 60 days after July 22, 2011.
(3)	Percentage of total voting power represents voting power with respect to all of our Class A and Class B common shares, as a single class. Each holder of our Class B common shares is entitled to ten votes per Class B common share and each holder of Class A common shares is entitled to one vote per Class A common share held by our shareholders on all matters submitted to them for a vote. Our Class A common shares and Class B common shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B common shares are convertible at any time by the holder into Class A common shares on a 1:1 basis.
(4)	Consists of 59,550,000 Class B common shares held by Bright Unison Limited, a British Virgin Islands company. Bangxin Zhang is the sole shareholder and the sole director of Bright Unison Limited. Bangxin Zhang’s business address is c/o 18/F, Hesheng Building, 32 Zhongguancun Avenue, Haidian District, Beijing 100080, People’s Republic of China.
(5)	Consists of 8,812,500 Class B common shares and 156,250 Class A common shares held by Perfect Wisdom International Limited, a British Virgin Islands company. Yachao Liu is the sole shareholder and the sole director of Perfect Wisdom International Limited. Yachao Liu’s business address is c/o 18/F, Hesheng Building, 32 Zhongguancun Avenue, Haidian District, Beijing 100080, People’s Republic of China.

(6)	Consists of 6,337,500 Class B common shares and 125,000 Class A common shares held by Excellent New Limited, a British Virgin Islands company. Yunfeng Bai is the sole shareholder and the sole director of Excellent New Limited. Yunfeng Bai’s business address is do 18/F, Hesheng Building, 32 Zhongguancun Avenue, Haidian District, Beijing 100080, People’s Republic of China.
(7)	Bright Unison Limited is a company incorporated in the British Virgin Islands. Bangxin Zhang is the sole shareholder and the sole director of Bright Unison Limited. Its registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(8)	Based on the Schedule 13D filed with the SEC on November 4, 2010. Consists of 21,875,000 Class B common shares held by Tiger Global Five China Holdings, a company organized under the laws of Mauritius, and 1,600,000 Class A common shares held by Tiger Global Performance, LLC, a limited liability company organized under the laws of Delaware, the United States. Tiger Global Five China Holdings is a company organized under the laws of Mauritius and controlled by Tiger Global Five Parent Holdings, which is in turn controlled by Tiger Global Private Investment Partners V, L.P., or PIP V. PIP V is controlled by its general partner Tiger Global PIP Performance V, L.P., which is controlled by its general partner Tiger Global PIP Management V, Ltd., which is in turn controlled by Charles P. Coleman III. The registered office of Tiger Global Five China Holdings is Twenty Seven, Cybercity, Ebene, Mauritius.
(9)	Based on the Schedule 13G filed with the SEC on February 14, 2011. Central Glory Investments Limited is a company incorporated in the British Virgin Islands. Yundong Cao is the sole shareholder and the sole director of Central Glory Investments Limited. Its registered address is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(10)	Perfect Wisdom International Limited is a company incorporated in the British Virgin Islands. Yachao Liu is the sole shareholder and the sole director of Perfect Wisdom International Limited. Its registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(11)	Excellent New Limited is a company incorporated in the British Virgin Islands. Yunfeng Bai is the sole shareholder and the sole director of Excellent New Limited. Its registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands

Our common shares are divided into Class A common shares and Class B common shares. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. Holders of our Class B common shares may choose to convert their Class B common shares into the same number of Class A common shares at any time. See “Item 10.B—Additional Information—Memorandum and Articles of Association—Common Shares” for a more detailed description of our Class A common shares and Class B common shares.

To our knowledge, 37,350,000 of our Class A common shares were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program as of July 22, 2011. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A common shares in the United States.

For the restricted Class A common shares granted to our directors, officers, employees and consultants, please refer to “Item 6. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers.”

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with Our Consolidated Affiliated Entities

Please refer to “Item 4.C. Information on the Company—Organizational Structure.”

Private Placement

In February 2009, we issued an aggregate of 5,000,000 preferred shares to KTB/UCI China Ventures II Limited in a private placement at $1.00 per share for an aggregate purchase price of $5 million. In August 2010, KTB/UCI China Ventures II Limited transferred 5,000,000 preferred shares to its affiliate KTB China Optimum Fund. We refer to KTB/UCI China Ventures II and KTB China Optimum Fund collectively as “KTB.” The 5,000,000 preferred shares were automatically converted into Class B common shares immediately upon the closing of our initial public offering in October 2010.

Share Transfer to Tiger and KTB

In August 2009, Bangxin Zhang, Yachao Liu, Yunfeng Bai and a former officer and director entered into an agreement to collectively sell an aggregate of 21,875,000 common shares for an aggregate price of $35 million to Tiger Global Five China Holdings, and an aggregate of 3,125,000 common shares for an aggregate price of $5 million to KTB China Optimum Fund.

Shareholders’ Agreement and Registration Rights

In connection with the issuance and sale of our Series A preferred shares, we and our major shareholders entered into a shareholders’ agreement, dated February 12, 2009, which was amended and restated on August 12, 2009 in connection with the sale by our then shareholders to Tiger and KTB China Optimum Fund. Under the agreement, holders of at least 30% of the aggregate shares initially purchased by KTB and Tiger, together on an as-converted basis (collectively, the “Initial Holders”), may require us to effect the registration on Form F-3 for their registrable securities provided that Form F-3 (or a comparable form) is available for such offering and that the aggregate price to the public net of any underwriters’ discounts or commissions is not less than $0.5 million. We are only obliged to effect up to two demand registrations other than on Form F-3 and up to two demand registrations on Form F-3 (if available) during any twelve-month period. We have the right to defer filing for a period of no more than 90 days if our board of directors in good faith determines that filing of such registration will be materially detrimental to us and our shareholders, but we cannot utilize this right more than once in any twelve-month period or register any securities of our company for our own account or for the account of any other shareholder during such 90-day period. In the case where the number of registrable securities included in an underwritten public offering is to be reduced, the securities other than registrable shares must be reduced before any registrable securities may be reduced.

The Initial Holders also have “piggyback” registration rights, pursuant to which they may require us to register all or any part of the registrable securities then held by such holders when we file any registration statements for purposes of effecting a public offering of our securities (including a registration statement we file for shareholders other than the Initial Holders). In the case where the number of registrable securities included in an underwritten public offering is to be reduced, the securities other than registrable shares must be reduced before any registrable securities may be reduced. However, in no event shall the amount of securities included in such registration be reduced below 30% of the total shares requested to be included in the offering.

The registration rights shall terminate on (a) October 25, 2015 or (b) with respect to any shareholder, such earlier time at which such holder (i) can sell all shares held by it in compliance with Rule 144(b)(1)(i) or (ii) under the Securities Act, holds 1% or less of our outstanding common shares and all registrable securities held by such holder can be sold in any 90-day period without registration under Rule 144 under the Securities Act.

Employment Agreement

Please refer to “Item 6.C. Directors, Senior Management and Employees—Board Practices—Employment Agreements.”

Stock Incentives

Please refer to “Item 6.B. Directors, Senior Management and Employees—Compensation—Share Incentive Plan.”

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

See “Item 4.B. Information On the Company—Business Overview—Legal Proceedings.”

Dividend Policy

In November 2011, we paid a $30 million cash dividend to our shareholders of record as of September 29, 2010, the date we declared this dividend. However, we do not have any present plan to pay any other cash dividends on our common shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion whether to declare dividends. Even if our board of directors decides to declare dividends, their form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

Holders of our ADSs will be entitled to receive dividends, if any, subject to the terms of the deposit agreement, to the same extent as the holders of our Class A common shares. Cash dividends will be paid to the depositary of our ADSs in U.S. dollars, which will distribute them to the holders of ADSs according to the terms of the deposit agreement. Other distributions, if any, will be paid by the depositary to the holders of ADSs in any means it deems legal, fair and practical.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash needs. To pay dividends to us, our subsidiaries in China shall comply with the current PRC regulations. See “Item 3.D—Key Information—Risk Factors—Risks Related to Doing Business in China—We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could limit our ability to pay dividends to holders of our ADSs and common shares.”

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing

A.	Offering and Listing Details

See “—C. Markets”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing two Class A common shares, have been listed on the New York Stock Exchange since October 20, 2010 and trade under the symbol “XRS.” The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for the periods indicated.

	Trading Price
	High	Low
	US$	US$
Annual High and Low
Fiscal Year Ended February 28, 2011	$18.34	$10.2
Quarterly Highs and Lows
Third Fiscal Quarter of 2011	$18.34	$13.22
Fourth Fiscal Quarter of 2011	$17.22	$10.2
First Fiscal Quarter of 2012
Monthly Highs and Lows
January 2011	$16.25	$11.89
February 2011	$13.33	$10.2
March 2011	$11.7	$9.85
April 2011	$14.2	$10.1
May 2011	$13.25	$10.56
June 2011	$11.56	$9.96
July 2011 (through July 22, 2011)	$11.32	$10.31

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, as amended from time to time, and the Companies Law (2010 Revision) of the Cayman Islands, which is referred to below as the Companies Law.

The following are summaries of material provisions of our Fourth Amended and Restated Memorandum and Articles of Association and the Companies Law insofar as they relate to the material terms of our common shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands or at such other place within the Cayman Islands as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2010 Revision), as amended from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6.C. Directors, Senior Management and Employees—Board Practices—Composition of Board of Directors.”

Common Shares

General. Our common shares are divided into Class A common shares and Class B common shares. Holders of our Class A common shares and Class B common shares have the same rights except for voting and conversion rights. Our authorized share capital is $2,000,000 divided into 500,000,000 Class A common shares, with a par value of $0.001 each, 500,000,000 Class B common shares of $0.001 each and 1,000,000,000 undesignated shares with a par value of $0.001 each. Certificates representing the common shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our common shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Conversion. Each Class B common share is convertible into one Class A common share at any time by the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances. Upon any transfer of Class B common shares by a holder thereof to any person or entity which is not an affiliate of such holder (as defined in our articles of association), such Class B common shares shall be automatically and immediately converted into an equal number of Class A common shares. In addition, if at any time, any of the persons who held Class B common shares immediately before our initial public offering and their affiliates collectively own less than 5% of the total number of the issued and outstanding Class B common shares, each issued and outstanding Class B common share owned by such Class B holder shall be automatically and immediately converted into one share of Class A common share, and we shall not issue any Class B common shares thereafter.

Voting Rights. In respect of matters requiring shareholders’ vote, each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. Shareholders may attend any shareholders’

meeting and vote in person or by proxy, and in the case of a corporation or other non-natural person, by its duly authorized representative or proxy; we currently do not allow shareholders to vote electronically. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or one or more shareholders holding at least 10% of the paid up voting share capital, present in person or by proxy.

A quorum required for a meeting of shareholders consists of at least one shareholder present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who holds no less than 10% of our voting share capital. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least one-third of our voting share capital. Advance notice of at least 10 days is required for the convening of our annual general meeting and other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires a simple majority of votes cast in a general meeting, while a special resolution requires no less than two-thirds of the votes cast. A special resolution is required for important matters such as a change of name. Our shareholders may effect certain changes by ordinary resolution, including increase the amount of our authorized share capital, consolidate and divide all or any of our share capital into shares of larger amount than our existing shares, and cancel any shares.

Transfer of Shares. Subject to the restrictions of our memorandum and articles of association, as applicable, any of our shareholders may transfer all or any of his or her common shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its sole discretion, decline to register any transfer of any common share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (e) the shares conceded are free of any lien in favor of us; or (f) a fee of such maximum sum as the New York Stock Exchange may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of common shares shall be distributed among the holders of the common shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares. Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our board or by special resolution.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu with such previously existing shares.

Inspection of Books and Records. Holders of our common shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

C.	Material Contracts

For the two years immediately preceding the date of this annual report, we have not entered into any material contracts, other than in the ordinary course of business or those described in “Item 4. Information on the Company—Organizational Structure,” “Item 4. Information on the Company—D. Property, Plants and Equipment” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

The Cayman Islands currently have no exchange control restrictions. Also see “Item 4.B. Information on the Company—Business Overview—PRC Regulation—Regulations on Foreign Currency Exchange.”

E.	Taxation

The following discussion of the material Cayman Islands, PRC and United States federal tax consequences of an investment in the Class A common shares or ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the shares or ADSs, such as the tax consequences under U.S. state, local and other tax laws.

Cayman Islands Taxation

We are an exempted company incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

PRC EIT Law

Under the PRC EIT Law, an enterprise established outside of China with “de facto management body” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes, although the dividends paid to one resident enterprise from another may qualify as “tax-exempt income.” The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. A circular issued by the State Administration of Taxation on April 22, 2009 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management body” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function are mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) at least half of the enterprise’s directors with voting right or senior management reside in the PRC.

Based on the advice of our PRC counsel, Tian Yuan Law Firm, we do not believe that either TAL Group or Xueersi Hong Kong meets all of the conditions above. In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever having been deemed to be PRC “resident enterprises” by the PRC tax authorities. Therefore, based on our PRC counsel’s advice, we believe that neither TAL Group nor Xueersi Hong Kong should be treated as a “resident enterprise” for PRC tax purposes. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities, there are uncertainties and risks associated with this issue. If the PRC tax authorities determine that TAL Group and Xueersi Hong Kong are “resident enterprises,” a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income. Second, although under the EIT Law and its implementing rules, dividend income between qualified resident enterprises is a “tax-exempt income,” we cannot guarantee that dividends paid to TAL Group from our PRC subsidiaries through Xueersi Hong Kong would qualify as “tax-exempt income” and will not be subject to withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as “resident enterprises” for PRC enterprise income tax purposes. Finally, the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs, if such income is considered PRC-sourced income by the relevant PRC authorities. This could have the effect of increasing our and our shareholders’ effective income tax rates and may require us to deduct withholding tax from any dividends we pay to our non-PRC shareholders.

In addition to the uncertainty in how the new “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. We are actively monitoring the possibility of “resident enterprise” treatment for the current and future tax years and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.

Circular on Strengthening the Administration of Enterprise Income Tax for Share Transfer by Non-PRC Resident Enterprises

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation on December 10, 2009, where a foreign investor transfers the equity interests of a PRC resident enterprise indirectly via disposing of the equity interests of an overseas holding company, or an “Indirect Transfer,” and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor shall report this Indirect Transfer to the competent tax authority. The PRC tax authority will examine the true nature of the Indirect Transfer, and if the tax authority considers that the foreign investor has adopted an “abusive arrangement” in order to avoid PRC tax, it may disregard the existence of the overseas holding company and re-characterize the Indirect Transfer and as a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the competent tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. Circular 698 is retroactively effective from January 1, 2008. The relevant PRC authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax in a foreign jurisdiction and how a foreign investor shall report to the competent tax authority this Indirect Transfer. Although several issues related to Circular 698 were clarified through the Public Notice dated March 28, 2011 by the State Administration of Taxation, there is little guidance and practical experience regarding the application of this tax circular. It is possible that we or our non-resident investors may become at risk of being taxed under Circular 698 and may be required to expend valuable resources to comply with Circular 698 or to establish that we or our non-resident investors should not be taxed under Circular 698, which may have an adverse effect on our financial condition and results of operations or such non-resident investor’s investment in us.

Material United States Federal Income Tax Considerations

The following is a discussion of the material United States federal income tax consequences of the purchase, ownership and disposition of our ADSs or common shares by a U.S. Holder described below that will hold our ADSs or common shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, pension plans, regulated investment companies, real estate investment trusts, cooperatives, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold their ADSs or common shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, U.S. expatriates, persons liable for alternative minimum tax, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any non-United States, state, or local, or estate or gift tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or common shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or common shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (including any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or common shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partners of a partnership holding our ADSs or common shares are urged to consult their tax advisors regarding an investment in our ADSs or common shares.

Based in part on certain representation from the depositary bank, a U.S. Holder of ADSs will be treated as the beneficial owner for United States federal income tax purposes of the underlying shares represented by the

ADSs. The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released before shares are delivered to the depositary, or intermediaries in the chain of ownership between holders of ADSs and the issuer of the security underlying the ADSs, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of ADSs. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of any PRC taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

PFIC Considerations

A non-United States corporation, such as our company, will be classified as a PFIC, for United States federal income tax purposes for any taxable year, if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income or (ii) at least 50% of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rent, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s unbooked intangibles are taken into account for determining the value of its assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is unclear, we treat Xueersi Education, Xueersi Network and their respective subsidiaries as being owned by us for United States federal income tax purposes, not only because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Xueersi Education, Xueersi Network, and their respective subsidiaries for United States federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year.

Accordingly, assuming that we are the owner of Xueersi Education, Xueersi Network and their respective subsidiaries for United States federal income tax purposes, we believe that we primarily operate an active after-school tutoring business in China. Based on our current income and assets and projections as to the value of our assets based, in part, on the current and expected market value of our ADSs and outstanding common shares, we do not expect to be a PFIC for the current taxable year or in the foreseeable future. While we do not anticipate being a PFIC, because the value of the assets for purpose of the asset test may be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of our ADSs or common shares may cause us to become a PFIC for the current or subsequent taxable year.

Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may successfully challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our company becoming classified as a PFIC for the current or subsequent taxable years. Because PFIC status is a fact-intensive determination made on an annual basis and will depend upon composition of our assets and income and the value of our tangible and intangible assets from time to time, no assurance can be given that we are not or will not become classified as a PFIC. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or common shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or common shares unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Common Shares” assumes that we will not be classified as a PFIC for United States federal income tax purposes. The U.S. federal income tax rules that apply if we are classified as a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “PFIC Rules.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or common shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of common shares, or by the Depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. Subject to the discussion above regarding concerns expressed by the U.S. Treasury, for taxable years beginning before January 1,2013, a non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on our ADSs or common shares will not be eligible for the dividends received deduction allowed to corporations under the Code.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. As our ADSs are listed on the New York Stock Exchange, we believe that we are a qualified foreign corporation for United States federal income tax purposes because the ADSs are readily tradable on the New York Stock Exchange, which is an established securities market in the United States. In addition, in the event that we are deemed to be a resident enterprise under the EIT Law, as discussed above under “—People’s Republic of China Taxation,” we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose). However, the eligibility requirements for foreign corporations are technical and uncertain and therefore, each U.S. Holder is urged to consult its tax advisor regarding the impact of these provisions and the availability of the preferential rate in their particular circumstances.

Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes and generally will constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on our ADSs or common shares. See “—People’s Republic of China Taxation.” Depending on the U.S. Holder’s individual facts and circumstances, the U.S. Holder may be eligible to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or common shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld is permitted instead to claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the taxpayer’s individual facts and circumstances. Each U.S. Holder is urged to consult its tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Common Shares

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or common shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or common shares. Any capital gain or loss will be long-term if the ADSs or common shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. In the event that we are deemed to be a “resident enterprise” under the EIT Law and gain from the disposition of the ADSs or common shares is subject to tax in the PRC, such gain may be treated as PRC source gain for foreign tax credit purposes under the Treaty. If such gain is not treated as PRC source gain, however, a U.S. Holder generally will not be able to obtain a United States foreign tax credit for any PRC tax withheld or imposed unless such U.S. Holder has other foreign source income in the appropriate category for the applicable tax year. Net long-term capital gains of non-corporate U.S. Holders currently are eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. Each U.S. Holder is urged to consult its tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or common shares, including the availability of the foreign tax credit under their particular circumstances.

PFIC Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or common shares, unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or common shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or common shares. Under the PFIC rules:

•	the excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or common shares;

•

the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (a” pre-PFIC year”) will be taxable as ordinary income;

•	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or common shares and any of our non-United States subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by a lower-tier PFIC and a disposition of shares of a lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is urged to consult its tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, but not our common shares, provided that the ADSs are regularly traded. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or common shares during any taxable year that we are a PFIC, the holder must file such reports as are required by the U.S. Treasury. In the case of a U.S. Holder who has held ADSs or common shares during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs or common shares (or any portion thereof) and has not previously determined to make a mark-to-market election, and who later considers making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs or common shares. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding, and disposing ADSs or common shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election and the unavailability of the qualifying electing fund election.

Information Reporting and Backup Withholding

Pursuant to the Hiring Incentives to Restore Employment Act enacted on March 18, 2010, in taxable years beginning after the date of enactment, an individual U.S. Holder and certain entities may be required to submit to the Internal Revenue Service certain information with respect to his or her beneficial ownership of the ADSs or common shares, if such ADSs or common shares are not held on his or her behalf by a U.S. financial institution. This new law also imposes penalties if an individual U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to the ADSs or common shares and proceeds from the sale, exchange or redemption of the ADSs or common shares may be subject to information reporting to the Internal Revenue Service and United States backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. We will make, or cause to be made, all withholdings to the extent required by applicable law. Each U.S. Holder is urged to consult its tax advisors regarding the application of the United States information reporting and backup withholding rules. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s United States federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service in a timely manner and furnishing any required information.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We previously filed with the U.S. Securities and Exchange Commission, or SEC, a registration statement on Form F-1 under the Securities Act with respect to our initial public offering of our Class A common shares represented by ADSs.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F (1) within six months after the end of each fiscal year, which is February 28, for fiscal years ending before December 15, 2011; and (2) within four months after the end of each fiscal year for fiscal years ending on or after December 15, 2011. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Copies of reports and other information, when filed, may also be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish JPMorgan Chase Bank, N.A., the depositary of our ADSs, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us. We will file our annual report on Form 20-F, including our audited financial statements, with the SEC. Form 20-F can be accessed on the SEC’s website as well the investor relations section of our website. Investors may request a hard copy of our annual report, free of charge, by contacting us.

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

As of February 28,2011, we had no short-term or long-term borrowings. If we borrow money in future periods, we may be exposed to interest rate risk. Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in liquid investments with original maturities of three months or less and term deposit with maturities of more than three months and less than a year. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Foreign Exchange Risk

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of the Renminbi into foreign currencies, including the U.S. dollar, has been based on exchange rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi solely to the U.S. dollar. Under this revised policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an approximately 21.3% appreciation of the Renminbi against the U.S. dollar between July 21, 2005 and December 31, 2009. In June 2010, the People’s Bank of China announced that it has decided to proceed further with reform of the Renminbi exchange regime and to enhance the Renminbi exchange rate flexibility. In 2010, the appreciation of Renminbi against the U.S. dollar reached 3.0% in total. It is difficult to predict how this new policy may impact the Renminbi exchange rate going forward. In addition, there remains international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant adjustment of the RMB against the U.S. dollar.

Appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars and earnings from, and the value of, any U.S. dollar-denominated investments we make in the future. We do not believe that we currently have any significant direct foreign exchange risk, and we have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

Moreover, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert Renminbi into U.S. dollars, deprecation of the Renminbi against the U.S. dollar would have an adverse effect. Assuming we had converted the U.S. dollar-denominated cash balance of $2.2 million as of February 28, 2011 into RMB at the exchange rate of $1.00 for RMB6.5713 as of February 28, 2011, this cash balance would have been RMB14.4 million. Assuming a 1.0% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB14.2 million as of February 28, 2011.

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a share dividend or share split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a share dividend or share split declared by us or an exchange of shares regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of $1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of up to $0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

•

a fee of up to $0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•

reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•

a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	share transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. As of the date of this annual report, we have not sought or received reimbursement from the depositary for expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-169650) for our initial public offering of 13,800,000 ADSs representing 27,600,000 Class A common shares, which registration statement was declared effective by the SEC on October 19, 2010. Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. International plc, Piper Jaffray & Co. and Oppenheimer & Co. Inc. were the underwriters for our initial public offering. We have received net proceeds (after deducting underwriting discounts and commissions and other expenses related to the offering) of approximately US$127.0 million from the offering and sale of 13,800,000 ADSs in October 2010.

For the period from the effective date of the Form F-1 to February 28, 2011, we used US$30.0 million proceeds for a dividend distribution and as of February 28, 2011, we had approximately US$97.0 million left from the net proceeds we received from our initial public offering in 2010.

Item 15.	Controls and Procedures

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

In our initial public offering prospectus, filed with the SEC on October 19, 2010, we disclosed that our management and our independent registered public accounting firm had reported to our board of directors a material weakness as defined in the U.S. Public Company Accounting Oversight Board Standard AU Section 325, Communicating Internal Control Related Matters Identified in an Audit, or AU325, in our internal control over financial reporting. As defined in AU325, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to insufficient accounting personnel with appropriate U.S. GAAP knowledge.

Our management and our independent registered public accounting firm did not perform an evaluation of our internal control over financial reporting during any period in accordance with the provisions of the U.S. Sarbanes-Oxley Act of 2002, as amended. Had we and our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses and significant deficiencies may have been identified.

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule

13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on such evaluation, our management has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective.

Changes in Internal Control over Financial Reporting

Following the identification of a material weakness as of February 28, 2010 relating to insufficient accounting personnel with appropriate U.S. GAAP knowledge, a number of actions were taken by the company before February 28, 2011, including:

(1)	we hired a chief financial officer with publicly listed company experience in June 2010;

(2)	we hired additional accounting personnel with extensive experience in U.S. GAAP and SEC reporting requirements and strong analytical skills;

(3)	we provided regular training on an ongoing basis to our accounting personnel that cover a broad range of accounting and financial reporting topics; and

(4)	we developed a more comprehensive manual with detailed step by step guidance on accounting policies and procedures and continuing to update the manual as needed.

Limitations on the Effectiveness of Controls

Management, including our chief executive officer and our chief financial officer, does not expect that our disclosure controls and procedures or internal control over financial reporting will prevent or detect all errors and all fraud. A control system cannot provide absolute assurance due to its inherent limitations; it is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. A control system also can be circumvented by collusion or improper management override. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of such limitations, disclosure controls and procedures and internal control over financial reporting cannot prevent or detect all misstatements, whether unintentional errors or fraud. However, these inherent limitations are known features of the financial reporting process, therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Item 16.	Reserved

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that Ms. Jane Jie Sun, an independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934, as amended) qualifies as an “audit committee financial expert.”

Item 16B.	Code of Ethics

Our board has adopted a code of business conduct and ethics that provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our company’s interests when the opportunity to do so arises. We have posted a copy of our code of business conduct and ethics on our website at http://en.xueersi.org.

Item 16C.	Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., our principal external auditors, for the periods indicated.

	For the Year Ended February 28,
	2010	2011
Audit fees(1)	350,000	997,890
Tax fees(2)	39,396	95,740

(1)	“Audit fees” means the aggregate fees in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	“Tax fees” represents the aggregate fees for professional services rendered by our independent registered public accounting form for tax compliance, tax advice, and tax planning.

All audit and non-audit services provided by our independent auditors must be pre-approved by our audit committee.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

During the course of our administration of our share incentive plan, we have, from time to time, canceled or repurchased restricted shares or other securities held by employees or other participants of our share incentive plan. Other than the forgoing, we did not have any purchases of equity securities.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from the New York Stock Exchange corporate governance listing standards. For example, neither the Companies Law of the Cayman Islands nor our memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. In addition, under NYSE listing standards, listed companies are required to hold an annual shareholders’ meeting during each fiscal year. Under Cayman law, the Company is not obliged to hold an annual general meeting of shareholders.

Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the New York Stock Exchange corporate governance listing standards applicable to U.S. domestic issuers.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements of TAL Education Group and its subsidiaries and affiliated entities are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to our Amendment to Form F-1 (file no. 333-169650) filed with the Securities and Exchange Commission on October 6, 2010)

2.1	Registrant’s Form of Class A common share certificate (incorporated by reference to Exhibit 4.1 to our Amendment to Form F-1 Registration Statement (file no. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

2.2*	Deposit Agreement, dated October 19, 2010, among the Registrant, the depositary and holder of the American Depositary Receipts

2.3	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.2 to our Amendment to Form F-1 Registration Statement (file no. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.1	2010 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of Form F-1 (file no. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.5 of Form F-1 (file no. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.3	Form of Employment Agreement with the Registrant’s officers (incorporated by reference to Exhibit 10.6 of Form F-1 (file no. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.4	English translation of Exclusive Business Cooperation Agreement among TAL Education Technology (Beijing) Co., Ltd., Beijing Xueersi Education Technology Co., Ltd., Beijing Xueersi Network Technology Co., Ltd., Bangxin Zhang, Yundong Cao, Yachao Liu, Yunfeng Bai, and other parties thereto, dated June 25, 2010 (incorporated by reference to Exhibit 10.7 of Form F-1 (file no. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.5	English translation of Call Option Agreement among TAL Education Technology (Beijing) Co., Ltd., Beijing Xueersi Education Technology Co., Ltd., Beijing Xueersi Network Technology Co., Ltd., Bangxin Zhang, Yundong Cao, Yachao Liu and Yunfeng Bai, dated February 12, 2009 (incorporated by reference to Exhibit 10.8 of Form F-1 (file no. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

Exhibit Number	Description of Document

4.6	English translation of Equity Pledge Supplemental Agreement among TAL Education Technology (Beijing) Co., Ltd., Beijing Xueersi Education Technology Co., Ltd., Bangxin Zhang, Yundong Cao, Yachao Liu and Yunfeng Bai, dated June 25, 2010 (incorporated by reference to Exhibit 10.9 of Form F-1 (file no. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.7	English translation of Equity Pledge Supplemental Agreement among TAL Education Technology (Beijing) Co., Ltd., Beijing Xueersi Network Technology Ltd., Bangxin Zhang, Yundong Cao, Yachao Liu and Yunfeng Bai, dated June 25, 2010 (incorporated by reference to Exhibit 10.10 of Form F-1 (file no. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.8	English translation of Powers of Attorney by Bangxin Zhang, Yundong Cao, Yachao Liu and Yunfeng Bai, dated August 12, 2009 (incorporated by reference to Exhibit 10.11 of Form F-1 (file no. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.9	Amended and Restated Shareholders’ Agreement among the Registrant, the Series A preferred holder, Tiger Global Five China Holdings and other parties thereto, dated August 12, 2009 (incorporated by reference to Exhibit 4.4 of Form F-1 (file no. 333-169650) filed with the Securities and Exchange Commission on September 29, 2011)

4.10*	English translation of Form of Real Property Sale and Purchase Agreement

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file no. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Tian Yuan Law Firm

15.2*	Consent of Deloitte Touche Tohmatsu, CPA Ltd.

15.3*	Consent of American Appraisal China Limited

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TAL Education Group

By:	/s/ Bangxin Zhang
Name:	Bangxin Zhang
Title:	Chairman and Chief Executive Officer

Date: July 25, 2011

TAL EDUCATION GROUP

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED FEBRUARY 28, 2009, 2010 AND 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF TAL EDUCATION GROUP

We have audited the accompanying consolidated balance sheets of TAL Education Group (the “Company”), its subsidiaries, its variable interest entities (the “VIEs”) and its VIEs’ subsidiaries (collectively, the “Group”) as of February 28, 2010 and 2011 and the related consolidated statements of operations, changes in equity and comprehensive income, and cash flows for each of the three years in the period ended February 28, 2011. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of February 28, 2010 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended February 28, 2011 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China

July 25, 2011

TAL EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except share and share related data)

	As of February 28, 2010	As of February 28, 2011
ASSETS
Current assets
Cash and cash equivalents	$50,752,481	$173,165,661
Term deposits	—	25,870,071
Available-for-sale securities	1,918,156	465,709
Inventory	121,819	117,827
Deferred tax assets-current	831,297	1,082,932
Prepaid expenses and other current assets	2,280,941	4,746,929

Total current assets	55,904,694	205,449,129

Property and equipment, net	4,991,490	7,515,325
Deferred tax assets-non-current	283,968	668,096
Rental deposit	2,170,548	2,818,126
Intangible assets, net	1,389,160	656,785
Goodwill	763,802	662,583

Total assets	$65,503,662	$217,770,044

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND EQUITY
Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of 915,408 and 736,655 as of February 28, 2010 and 2011, respectively)	$987,742	$911,254
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to TAL Education Group of 24,631,648 and 34,169,473 as of February 28, 2010 and 2011, respectively)	29,407,994	50,678,025
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to TAL Education Group of 108,204 and 79,893 as of February 28, 2010 and 2011, respectively)	108,204	79,893
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to TAL Education Group of 6,588,552 and 5,729,657 as of February 28, 2010 and 2011, respectively)	6,817,816	8,053,980
Income tax payable (including income tax payable of the consolidated VIEs without recourse to TAL Education Group of 2,653,324 and 2,650,269 as of February 28, 2010 and 2011, respectively)	580,225	2,877,887

Total current liabilities	37,901,981	62,601,039

Convertible loan (including convertible loan of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28,2010 and 2011, respectively)	500,000	—
Deferred tax liabilities-non-current (including deferred tax liabilities-non-current of the consolidated VIEs without recourse to TAL Education Group of 175,610 and 85,248 as of February 28, 2010 and 2011, respectively)	175,610	117,781

Total liabilities	38,577,591	62,718,820

TAL EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS - continued

(In U.S. dollars, except share and share related data)

	As of February 28, 2010	As of February 28, 2011
Commitments and contingencies (Note 17)

Series A convertible redeemable preferred shares ($0.001 par value, 5,000,000 shares and nil shares authorized, issued and outstanding as of February 28, 2010 and 2011, respectively, liquidation value $5,000,000)	9,000,000	—

Equity
TAL Education Group Shareholders’ Equity
Class A common shares ($0.001 par value, 500,000,000 shares authorized, nil shares and 27,600,000 shares issued and outstanding as of February 28, 2010 and 2011, respectively)	—	27,600
Class B common shares ($0.001 par value, 495,000,000 shares and 500,000,000 shares authorized as of February 28, 2010 and 2011; 120,000,000 shares and 125,000,000 shares issued and outstanding as of February 28, 2010 and 2011, respectively)	120,000	125,000
Class B common shares subscription receivable	(120,000)	—
Additional paid-in capital	779,641	112,055,718
Statutory reserve	4,857,443	8,240,697
Retained earnings	12,069,734	32,727,630
Accumulated other comprehensive income	219,253	1,874,579

Total TAL Education Group’s Equity	17,926,071	155,051,224

Total liabilities, convertible redeemable preferred shares and equity	$65,503,662	$217,770,044

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars, except share and share related data)

	For the year ended February 28, 2009	For the year ended February 28, 2010	For the year ended February 28, 2011
Net revenues	$37,233,433	$69,288,547	$110,588,299
Cost of revenues	(18,242,394)	(37,433,811)	(56,142,838)

Gross profit	18,991,039	31,854,736	54,445,461

Operating expenses
Selling and marketing	(2,343,892)	(5,591,218)	(9,934,938)
General and administrative	(5,884,269)	(10,853,565)	(19,085,014)
Impairment loss on intangible assets and goodwill	(1,615,455)	—	—

Total operating expenses	(9,843,616)	(16,444,783)	(29,019,952)

Government subsidies	—	—	148,537
Income from operations	9,147,423	15,409,953	25,574,046

Interest income	119,922	323,801	1,346,284
Interest expense	(42,967)	(40,643)	(59,212)
Other (expenses)/income	(141,695)	(124,839)	1,718
Impairment loss on available-for-sale securities	(362,668)	—	—
Gain from sales of available-for-sale securities	—	—	6,429
Gain on extinguishment of liabilities	731,092	—	134,370

Income before income tax provision	9,451,107	15,568,272	27,003,635
Provision for income tax	(2,039,236)	(1,364,635)	(2,628,090)

Net income from continuing operations	7,411,871	14,203,637	24,375,545

Net (loss)/income from discontinued operations, net of tax effects of $20,983, $(13,890) and $81,391 for years ended February 28, 2009, 2010 and 2011, respectively	(131,202)	41,322	(334,395)

Net income	7,280,669	14,244,959	24,041,150

Deemed dividends on Series A convertible redeemable preferred shares-accretion of redemption premium	(4,113,035)	—	—

Net income attributable to common shareholders of TAL Education Group	$3,167,634	$14,244,959	$24,041,150

Net income per common share
Basic from continuing operations	$0.03	$0.11	$0.18
Basic from discontinued operations	$(0.00)	$0.00	$(0.00)

Basic	$0.03	$0.11	$0.18

Diluted from continuing operations	$0.03	$0.11	$0.18
Diluted from discontinued operations	$(0.00)	$0.00	$(0.00)

Diluted	$0.03	$0.11	$0.18

Weighted average shares used in calculating net income per common share
Basic	120,000,000	120,000,000	131,911,539
Diluted	120,000,000	125,000,000	136,445,635

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME

(In U.S. dollars, except share and share related data)

	Class A Common shares		Class B Common shares		Class B Common shares subscription receivable	Additional paid-in capital	Statutory reserve	Retained earnings	Accumulated other comprehensive income (loss)	Total TAL Education Group shareholders’ equity	Total comprehensive income for the year
	Shares	Amount	Shares	Amount
Balance as of February 29, 2008	—	$—	1,000	$1	$(1)	$194,390	$494,040	$462,564	$(7,225)	$1,143,769	$—
Capital contribution	—	—	—	—	—	365,508	—	—	—	365,508	—
Net income	—	—	—	—	—	—	—	7,280,669	—	7,280,669	7,280,669
Issuance of Class B common shares	—	—	119,999,000	119,999	(119,999)	—	—	—	—	—	—
Provision for statutory reserve	—	—	—	—	—	—	2,166,778	(2,166,778)	—	—	—
Distribution to shareholders	—	—	—	—	—	—	—	(1,442,020)	—	(1,442,020)	—
Accretion for Series A convertible redeemable preferred share redemption premium	—	—	—	—	—	—	—	(4,113,035)	—	(4,113,035)	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	71,127	71,127	71,127
Net unrealized (losses) on available-for-sale securities, net of tax effect of $72,261	—	—	—	—	—	—	—	—	(216,784)	(216,784)	(216,784)
Transfer to the statements of operations of other-than-temporary impairment, net of tax effect of ($96,557)	—	—	—	—	—	—	—	—	266,111	266,111	266,111

Balance as of February 28, 2009	—	$—	120,000,000	120,000	(120,000)	559,898	2,660,818	21,400	113,229	3,355,345	7,401,123

Capital contribution	—	—	—	—	—	219,743	—	—	—	219,743	—
Net income	—	—	—	—	—	—	—	14,244,959	—	14,244,959	14,244,959
Provision for statutory reserve	—	—	—	—	—	—	2,196,625	(2,196,625)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	21,493	21,493	21,493
Net unrealized gains on available-for-sale securities, net of tax effect of ($28,177)	—	—	—	—	—	—	—	—	84,531	84,531	84,531

Balance as of February 28, 2010	—	$—	120,000,000	$120,000	($120,000)	$779,641	$4,857,443	$12,069,734	$219,253	$17,926,071	$14,350,983

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME - continued

(In U.S. dollars, except share and share related data)

	Class A Common shares		Class B Common shares		Class B Common shares subscription receivable	Additional paid-in capital	Statutory reserve	Retained earnings	Accumulated other comprehensive income (loss)	Total TAL Education Group shareholders’ equity	Total comprehensive income for the year
	Shares	Amount	Shares	Amount
Subscription received	—	—	—	—	120,000	—	—	—	—	120,000	—
Conversion of Series A convertible redeemable prefer shares upon initial public offering	—	—	5,000,000	5,000	—	8,995,000	—	—	—	9,000,000	—
Issuance of Class A common shares, net of issuance cost of $(2,430,995)	27,600,000	27,600	—	—	—	126,974,605	—	—	—	127,002,205	—
Net income	—	—	—	—	—	—	—	24,041,150	—	24,041,150	24,041,150
Provision for statutory reserve	—	—	—	—	—	—	3,383,254	(3,383,254)	—	—	—
Dividends to shareholders	—	—	—	—	—	(30,000,000)	—	—	—	(30,000,000)	—
Share-based compensation	—	—	—	—	—	5,306,472	—	—	—	5,306,472	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	1,658,010	1,658,010	1,658,010
Transfer to statements of operations of realized gains on available for sale securities, net of tax effect of $1,607	—	—	—	—	—	—	—	—	(4,822)	(4,822)	(4,822)
Net unrealized gains on available-for-sale securities, net of tax effect of $(712)	—	—	—	—	—	—	—	—	2,138	2,138	2,138

Balance as of February 28, 2011	27,600,000	$27,600	125,000,000	$125,000	$—	$112,055,718	$8,240,697	$32,727,630	$1,874,579	$155,051,224	$25,696,476

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except share and share related data)

	For the year ended February 28, 2009	For the year ended February 28, 2010	For the year ended February 28, 2011
Cash flows from operating activities
Net income from continuing operations	$7,411,871	$14,203,637	$24,375,545
Adjustments to reconcile net income to net cash provided by continuing operating activities Depreciation of property and equipment	452,009	1,271,274	2,786,645
Amortization of intangible assets	492,795	790,849	678,933
Share-based compensation	—	—	5,306,472
Impairment loss on intangible assets and goodwill	1,412,260	—	—
Impairment loss on available-for-sale securities	362,668	—	—
Gain on extinguishment of liabilities	(731,092)	—	(133,159)
Changes in operating assets and liabilities
Amounts due from related parties	(91,458)	92,247	—
Inventory	3,603	(120,688)	9,510
Prepaid expenses and other current assets	(799,859)	(835,110)	(2,639,484)
Deferred income taxes	(636,973)	(544,098)	(673,512)
Rental deposit	(635,096)	(1,228,785)	(667,358)
Accounts payable	—	987,204	(60,198)
Deferred revenue	11,940,873	11,349,755	21,202,797
Amounts due to related parties	(36,135)	6,954	(28,626)
Accrued expenses and other current liabilities	1,805,910	3,212,393	1,516,279
Income tax payable	2,254,794	(2,087,861)	2,359,117

Net cash provided by operating activities-continuing operations	23,206,170	27,097,771	54,032,961
Net cash provided by/(used in) operating activities-discontinued operations	261,215	77,502	(210,338)

Net cash provided by operating activities	23,467,385	27,175,273	53,822,623

Cash flows from investing activities
Term deposits	—	—	(25,870,071)
Purchase of property and equipment	(2,141,660)	(3,781,617)	(5,164,709)
Purchase of intangible assets	(1,422,679)	—	—
Purchase of available-for-sale securities	—	(1,464,231)	—
Sales of available-for-sale securities	—	—	1,470,660
Acquisitions of subsidiaries, net of cash acquired of $186,336	(1,551,362)	—	—

Net cash used in investing activities-continuing operation	(5,115,701)	(5,245,848)	(29,564,120)
Net cash used in investing activities-discontinued operations	(702)	(4,280)	(3,829)

Net cash used in investing activities	(5,116,403)	(5,250,128)	(29,567,949)

Cash flows from financing activities
Proceeds from issuance of Series A convertible redeemable preferred shares, net of issuance cost of $113,035	4,886,965	—
Proceeds from initial public offering	—	—	129,433,200
Payment of issuance cost in connection with IPO	—	—	(2,094,905)
Capital contributed from shareholders	365,508	219,743	—
Payment of deferred acquisition consideration	—	(180,345)	(344,909)
Distribution to shareholders	—	(1,442,020)	—
Dividend to shareholders	—	—	(30,000,000)
Class B common shares subscription received	—	—	120,000
Issuance/(payback) of convertible loan	—	500,000	(500,000)

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In U.S. dollars, except share and share related data)

	For the year ended February 28, 2009	For the year ended February 28, 2010	For the year ended February 28, 2011
Net cash provided by/(used in) financing activities - continuing operations	5,252,473	(902,622)	96,613,386
Net cash (used in) provided by financing activities - discontinued operations	—	—	—

Net cash provided by (used in) financing activities	5,252,473	(902,622)	96,613,386

Effect of exchange rate changes	384,961	37,057	1,545,120

Net increase in cash and cash equivalents	23,988,416	21,059,580	122,413,180
Cash and cash equivalents at the beginning of year	5,704,485	29,692,901	50,752,481

Cash and cash equivalents at the end of year	29,692,901	50,752,481	173,165,661

Less: cash and cash equivalents of discontinued operations at the end of year	187,021	113,689	—

Cash and cash equivalents of continuing operations at the end of year	$29,505,880	$50,638,792	$173,165,661

Supplement disclosure of cash flow information:
Income tax paid	$335,439	$3,997,584	$2,846,739

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED FEBRUARY 28, 2009, 2010 AND 2011

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

TAL Education Group (the “Company” or “TAL”) was incorporated in the Cayman Islands on January 10, 2008 to be the holding company for a group of companies engaged in provision of high quality after-school tutoring programs for primary and secondary school students in the People’s Republic of China (the “PRC”). At the time of its incorporation and through the date of the reorganization as described below, the ownership interest of the Company was held by Bangxin Zhang, Yundong Cao, Yachao Liu and Yunfeng Bai (collectively, “the founding shareholders”).

The Company, its subsidiaries, its consolidated Variable Interest Entities (“VIEs”) and VIEs’ subsidiaries are collectively referred to as the “Group”.

As of February 28, 2011, details of the Group’s subsidiaries, its VIEs and VIEs’ subsidiaries are as follows:

Name	Later of date of incorporation or acquisition	Place of incorporation (or establishment) /operation	Percentage of economic ownership	Principal activities
Subsidiaries:
Xueersi International Education Group Limited (“Xueersi Hong Kong”)	March 11, 2008	Hong Kong	100%	Holding company

TAL Education Technology (Beijing) Co., Ltd. (“TAL Beijing”)	May 8, 2008	Beijing	100%	Software sales, and consulting service

Beijing Huanqiu Zhikang Shidai Education Consulting Co., Ltd. (“Huanqiu Zhikang”)	September 17, 2009	Beijing	100%	Education and management consulting service

Beijing Yidu Huida Education Technology Co., Ltd. (“Yidu Huida”)	November 11, 2009	Beijing	100%	Software sales and consulting service

Variable interest entities:

Beijing Xueersi Education Technology Co., Ltd. (“Xueersi Education”)	December 31, 2005	Beijing	100%	Sales of educational materials and products

Beijing Xueersi Network Technology Co., Ltd. (“Xueersi Network”)	August 23, 2007	Beijing	100%	On-line education

VIEs’ subsidiaries:

Beijing Haidian District Xueersi Training School (“Haidian Xueersi”)	July 3, 2006	Beijing	100%	After-school tutoring for primary and secondary school students

Beijing Dongcheng District Xueersi Training School (“Dongcheng Xueersi”)	March 21, 2008	Beijing	100%	After-school tutoring for primary and secondary school students

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2009, 2010 AND 2011

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Later of date of incorporation or acquisition	Place of incorporation (or establishment) /operation	Percentage of economic ownership	Principal activities
Beijing Zhikang Culture Distribution Co., Ltd. (“Zhikang”)	June 30, 2008	Beijing	100%	After-school tutoring for primary and secondary school students

Wuhan Jianghanqu Xueersi English Training School (“Wuhan School”) *	July 1, 2008	Hubei	100%	Language education

Shanghai Lehai Science and Technology Information Co., Ltd. (“Shanghai Lehai”)	August 1, 2008	Shanghai	100%	Technology development and consulting service

Shanghai Changning District Xueersi-Lejiale School (“Changning School”)	August 1, 2008	Shanghai	100%	After-school tutoring for primary and secondary school students

Shanghai Minhang District Lejiale School (“Minhang School”)	August 1, 2008	Shanghai	100%	Language education

Beijing Xicheng District Xueersi Training School (“Xicheng Xueersi”)	April 2, 2009	Beijing	100%	After-school tutoring for primary and secondary school students

Shanghai Xueersi Education Information Consulting Co., Ltd. (“Shanghai Education”)	July 2, 2009	Shanghai	100%	Educational information consulting and educational software development

Tianjin Xueersi Education Information Consulting Co., Ltd. (“Tianjin Education”)	August 14, 2009	Tianjin	100%	Educational information consulting service

Guangzhou Xueersi Education Technology Co., Ltd. (“Guangzhou Education”)	August 16, 2009	Guangzhou	100%	Educational technology research and development

Shenzhen Xueersi Education Technology Co., Ltd. (“Shenzhen Education”)	December 22, 2009	Shenzhen	100%	Teaching software research and development

Beijing Haidian District Lejiale Training School (“Lejiale School”)	March 22, 2010	Beijing	100%	After-school tutoring for primary and secondary school students

Tianjin Hexi District Xueersi Training School (“Hexi Xueersi”)	August 3, 2010	Tianjin	100%	After-school tutoring for primary and secondary school students

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2009, 2010 AND 2011

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Later of date of incorporation or acquisition	Place of incorporation (or establishment) /operation	Percentage of economic ownership	Principal activities
Hangzhou Xueersi Education Consulting Co., Ltd. (“Hangzhou Education”)	December 1, 2010	Hangzhou	100%	Educational information consulting and educational software development

Wuhan Jiang’an District Xueersi Training School (“Jiang’an Xueersi”)	December 16, 2010	Wuhan	100%	After-school tutoring for primary and secondary school students

Beijing Chaoyang District Xueersi Training School (“Chaoyang Xueersi”)	January 17, 2011	Beijing	100%	After-school tutoring for primary and secondary school students

Beijing Xueersi Nanjing Education Consulting Co., Ltd. (“Nanjing Education”)	January 24, 2011	Nanjing	100%	Educational information consulting and educational software development

Xi’an Xueersi Network Technology Co., Ltd. (“Xi’an Network”)	February 15, 2011	Xi'an	100%	Software sales, and consulting service

*	Previously known as Wuhan Jianghanqu Xiaoxinxing English Training School and the name change permit granted by governmental authority in December 2010.

The reorganization

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing education services outside China. As a Cayman Islands company, the Company is deemed a foreign legal person under the PRC laws.

To comply with the PRC laws and regulations, the Group provides most of its services in the PRC through its VIEs, Xueersi Education and Xueersi Network, and their subsidiaries. To provide the Company the ability to receive the majority of the expected residual returns of the VIEs and their subsidiaries, the Company’s wholly owned subsidiary, TAL Beijing entered into a series of contractual arrangements with Xueersi Education and Xueersi Network on February 12, 2009.

•	Agreements that transfer economic benefits to TAL Beijing

Series of technology support and service agreements: Pursuant to a series of technology support and service agreements, TAL Beijing retains exclusive right to provide to the VIEs the technology support and consulting services included but not limited to the system technology support service, website development service, human resource and information management service, exclusive management consulting service, and curriculum research and development service. TAL Beijing owns the intellectual property rights developed in the performance of these agreements. As consideration for these services, TAL Beijing is entitled to charge the VIEs annual service fees and adjust the service fee rates from time to time at its discretion.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2009, 2010 AND 2011

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The reorganization - continued

Call option agreement: Pursuant to the call option agreement, the shareholders of VIEs unconditionally and irrevocably granted TAL Beijing or its designated third party an exclusive option to purchase from VIEs’ shareholders, to the extent permitted under PRC law, part of or all the equity interests in the VIEs, as the case may be, for the minimum amount of consideration permitted by the applicable law without any other conditions. TAL Beijing has sole discretion to decide when to exercise the option, whether in part or in full.

Equity pledge agreement: Pursuant to the equity pledge agreement, the shareholders of the VIEs unconditionally and irrevocably pledged all of their equity interests, including the right to receive declared dividends and the voting rights, in the VIEs to TAL Beijing to guarantee VIEs’ performance of their obligations under the technology support and service agreements. The shareholders of the VIEs agree that, without prior written consent of TAL Beijing, they will not transfer or dispose the pledged equity interests or create or allow any encumbrance on the pledged equity interests that would prejudice TAL Beijing’s interest.

•	Agreements that provide TAL Beijing effective control over the VIEs

Power of attorney: The shareholders of the VIEs have executed an irrevocable power of attorney appointing TAL Beijing, or any person designated by TAL Beijing as their attorney-in-fact to vote on their behalf on all matters of the VIEs requiring shareholder approval under PRC laws and regulations and the articles of association of the VIEs. The power of attorney remains effective during the periods of their shareholding.

The articles of associations of Xueersi Education and Xueersi Network state that the major rights of the shareholders in shareholders’ meeting include the power to approve the operating strategy and investment plan, elect the members of board of directors and approve their compensation and review and approve annual budget and earning distribution plan. Therefore, through the irrevocable power of attorney arrangement TAL Beijing has the ability to exercise effective control over Xueersi Education and Xueersi Network through shareholder votes and through such votes to also control the composition of the board of directors. In addition, the senior management team of Xueersi Education and Xueersi Network is the same as that of TAL Beijing. As a result of these contractual rights, the Company has the power to direct the activities of the VIEs that most significantly impact their economic performance.

Through the above contractual arrangements, TAL Beijing is the primary beneficiary of all the VIEs, and holds variable interests in the VIEs.

Since the Company and the VIEs prior to entering into the above contractual arrangements were under the common control, the conclusion of the contractual arrangements is a reorganization of entities under common control and has been accounted for in a manner akin to a pooling as if the Company had been in existence throughout the period of the VIEs’ existence and it was the primary beneficiary of the VIEs from their inception.

In June 2009, the FASB issued an authoritative pronouncement to amend the accounting rules for variable interest entities. The amendment effectively replaces the quantitative-based risks-and-rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2009, 2010 AND 2011

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The reorganization - continued

with an approach focused on identifying which reporting entity has (1) the power to direct the activities of a variable interest entity that most significantly affect the entity’s economic performance and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance. The new guidance also requires additional disclosures about a reporting entity’s involvement with variable interest entities and about any significant changes in risk exposure as a result of that involvement.

The new guidance is effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009, and all interim and annual periods thereafter. The Company adopted the new guidance effective from March 1, 2010. The Company has had two VIEs, which it has consolidated under the authoritative literature prior to the amendment discussed above because it was the primary beneficiary of the VIEs. Because the Company, through its subsidiary, has (1) the power to direct the activities of the VIEs that most significantly affect the entity’s economic performance and (2) the right to receive benefits from the VIEs. The Company continues to consolidate the VIEs upon the adoption of the new guidance which therefore, other than for additional disclosures, had no accounting impact.

The Company believes that TAL Beijing’s contractual arrangements with the VIEs and their respective subsidiaries, schools and shareholders are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the Group would be subject to fines or potential actions by the relevant PRC regulatory authorities with broad discretions, which could include:

•	revoke the Group’s business and operating licenses;

•	require the Group to discontinue or restrict our operations;

•	restrict the Group’s right to collect revenues;

•	block the Group’s websites;

•	require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;

•	impose additional conditions or requirements with which the Group may not be able to comply; or

•	take other regulatory or enforcement actions against the Group that could be harmful to our business.

The imposition of any of these penalties could result in a material adverse effect on the Company’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the activities of the VIEs, VIEs’ subsidiaries and schools, or the right to receive their economic benefits, the Company would no longer be able to consolidate the VIEs, VIEs’ subsidiaries and schools. The Company does not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation or dissolution of the Company, TAL Beijing, or the VIEs and their respective subsidiaries and schools.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2009, 2010 AND 2011

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The following financial statement balances and amounts of the Company’s VIEs and VIEs’ subsidiaries were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions:

	As of February 28, 2010	As of February 28, 2011
Total current assets	$45,171,584	$58,401,693
Total non-current assets	8,792,445	10,342,650

Total assets	53,964,029	68,744,343

Total current liabilities	34,897,136	43,365,947
Total non-current liabilities	175,610	85,248

Total liabilities	$35,072,746	$43,451,195

	For the year ended February 28, 2009	For the year ended February 28, 2010	For the year ended February 28, 2011
Net revenues	$37,233,433	$68,579,689	$96,679,369
Net income	$7,444,162	$14,219,035	$33,398,766

	For the year ended February 28, 2009	For the year ended February 28, 2010	For the year ended February 28, 2011
Net cash provided by operating activities	$24,695,556	$21,534,321	$15,437,897
Net cash used in investing activities	$(5,065,762)	$(5,245,848)	$(2,558,536)
Net cash provided by/(used in) financing activities	$365,508	$(1,402,622)	$(344,909)

There are no consolidated VIE assets that are collateral for the VIE’s obligations and can only be used to settle the VIE’s obligation.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its wholly owned subsidiaries and its VIEs and their subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2009, 2010 AND 2011

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenue, costs, and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include the forfeiture rate for share-based compensation, valuation allowance for deferred tax assets, the useful lives of property and equipment and intangible assets, impairment of available-for-sale securities, intangible assets, long-lived assets and goodwill.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments, which are unrestricted as to withdrawal or use, and which have remaining maturities of three months or less when purchased.

Available-for-sale securities

Available-for-sale securities are carried at their fair value. Unrealized gains and losses excluded from the changes in fair value are included in accumulated other comprehensive income.

The Group reviews its available-for-sale securities for other-than-temporary impairment in accordance with authoritative guidance based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating the potential impairment of its available-for-sale securities. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the cost, and the Group’s intent and ability to hold the investment. Other-than-temporary impairments below costs are recognized as a loss in the consolidated statements of operations.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Computer, network equipment and software	3 years
Vehicles	4-5 years
Office equipment and furniture	3-5 years
Leasehold improvement	Shorter of the lease term or estimated useful lives

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2009, 2010 AND 2011

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Acquired intangible assets, net

Acquired intangible assets other than goodwill consist of domain names, partnership agreement, trade name, student base, non-compete agreement, and educational license, and are carried at cost, less accumulated amortization and impairment. Amortization of finite-lived intangible assets is computed using the straight-line method over the estimated average useful lives. Student base is amortized using the estimated attrition pattern and graduation rates of the acquired schools. The amortization periods by major intangible asset classes are as follows:

Trade name	10.0 years
Student base	3.5 years
Partnership agreement	2.6-3.5 years
Domain names	3.0 years
Non-compete agreement	2.0-3.0 years
Educational license	0.9-2.0 years

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets.

Impairment of goodwill

Goodwill is not amortized but tested for impairment on an annual basis and between annual tests in certain circumstances. Goodwill impairment is tested using a two-step approach. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liabilities representing the implied fair value of goodwill. The Group performs its annual goodwill impairment test on the last day of each fiscal year.

Revenue recognition

Revenue is recognized when earned and is reported net of business tax.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2009, 2010 AND 2011

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

The primary sources of the Group’s revenues are as follows:

(a)	Educational programs and services

The educational programs and services primarily consist of after-school group tutoring and after-school one-on-one tutoring. Tuition revenue is generally collected in advance and is initially recorded as deferred revenue. Tuition revenue is recognized proportionately as the tutoring sessions are delivered.

Generally, for small-class courses consisting of more than seven classes per course, the Group offers refunds for any remaining classes to students who decide to withdraw from a course, provided the course is less than two-thirds completed at the time of withdrawal. After two-thirds of a course is delivered, no refund is allowed. For small-class courses with less than seven classes, no refund will be provided after the commencement of the courses. For personalized premium services, a student can withdraw at any time and receive a refund for the undelivered classes. The refund is recorded as a reduction of deferred revenue. The Group has not experienced significant refunds on the recognized revenue in the past.

The Group sends out coupons to attract both existing and prospective students to enroll in its courses. The coupon has fixed dollar amounts and can only be used against future courses. The coupon is accounted for as a reduction of revenue when the relevant revenue is recognized in the consolidated statements of operations.

(b)	Online education services

The online education services provided by the Group to its customers include audio-video course content.

Customers enroll for online courses through the use of prepaid study cards or payment to the Group’s on-line accounts. The proceeds collected from the online course education are initially recorded as deferred revenue. Revenues are recognized on a straight line basis over the subscription period from the date in which the students activate the courses to the date in which the subscribed courses end. Refund is provided to the students who decide to withdraw from the subscribed courses within the course offer period, which generally ranges from one month to six months, and a proportional refund is based on the percentage of untaken courses to the total courses offered.

(c)	Educational materials and others

The Group sells educational materials to students at the Group’s training centers. Revenue is recognized after a service contract is signed, the price is fixed or determinable, educational materials are delivered and collection of the receivables is reasonably assured.

Share-based compensation

Share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument issued and recognized as compensation expense net of a forfeiture rate on a straight-line basis, over the requisite service period, with a corresponding impact reflected in additional paid-in capital.

The estimate of forfeiture rate will be adjusted over the requisite service period to the extent that actual forfeiture rate differs, or is expected to differ, from such estimates. Changes in estimated forfeiture rate will be recognized through a cumulative catch-up adjustment in the period of change.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2009, 2010 AND 2011

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Value added tax

TAL Beijing, Xueersi Education, Guangzhou Education, and Shenzhen Education are subject to value added tax (“VAT”), for the guidance materials and the inter-company sales of self-developed software in accordance with the PRC tax laws. For small scale VAT payer, the VAT rate is 3% of the gross sales and for general VAT payer, the VAT rate is 17% of the gross sales generally. TAL Beijing and Xueersi Education are deemed as general VAT payer since January 2010 and August 2010 respectively. For general VAT payer, VAT on sales is calculated at 17% on revenue from product sales and paid after deducting input VAT on purchases. The net VAT balance between input VAT and output VAT is reflected in the accounts under other taxes payable.

For certain software related products that are qualified as “software products” by PRC tax authorities, the Group can pay VAT at 17% first and then receive 14% refund after it is paid. The Group records VAT refund receivables on accrual basis.

For the calendar year 2009, TAL Beijing filed its VAT return at the rate of 3%. For the calendar year 2010 and year 2011, it files its VAT return at a rate of 17% and enjoys a 14% VAT refund. From August 2010, Xueersi Education filed its VAT return at the rate of 13% for the guidance books that enjoyed a preferential tax rate. Guangzhou Education and Shenzhen Education filed its VAT return at the rate of 3% from the date of their incorporation.

Business tax

The Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries are subject to business tax and surcharges at a rate of 3.3% to 5.5% on revenues related to certain types of services. The net revenues are presented net of those taxes incurred.

Operating leases

Leases where substantially all the rewards and risks of the ownership of the assets remain with the leasing companies are accounted for as operating leases. Payments made for the operating leases are charged to the consolidated statements of operations on a straight-line basis over the shorter of the lease term or estimated useful life, and have been included in the operating expenses in the consolidated statements of operations.

Advertising costs

The Group expenses advertising costs as incurred. Total advertising costs incurred were $119,081, $487,333, and $271,484 for the years ended February 28, 2009, 2010 and 2011, respectively, and have been included in selling and marketing expenses in the consolidated statements of operations.

Government subsidies

The Group reports government subsidies as other operating income when received from local government authority. There is no limitation on the use of the subsidies so far received which were paid by a district within Beijing upon the completion of the Initial Public Offering (“IPO”). And the receipt of such subsidies does not subject the Group to any additional governmental regulations, future obligations or performance requirement. Government subsidies received totaled nil, nil and $148,537 for the years ended February 28, 2009, 2010 and 2011, respectively.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2009, 2010 AND 2011

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation

The functional and reporting currency of the Company is the United States dollar. The functional currency of the Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries in the PRC is Renminbi (“RMB”).

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the year are converted into the functional currencies at the applicable rates of exchange prevailing at the transaction dates. Transaction gains and losses are recognized in the consolidated statements of operations.

For translating the results of the PRC subsidiaries into the functional currency of the Company, assets and liabilities are translated from each subsidiary’s functional currency to the reporting currency at the exchange rate on the balance sheet date. Equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the consolidated statements of changes in equity and comprehensive income.

Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net of operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws and regulations applicable to the Group as enacted by the relevant tax authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authorities. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

Comprehensive income

Comprehensive income includes net income, unrealized gain (loss) on available-for-sale securities, and foreign currency translation adjustments. Comprehensive income is reported in the consolidated statements of changes in equity and comprehensive income.

Concentration of credit risk

Financial instruments that potentially expose the Company to significant concentration of credit risk consist primarily of cash and cash equivalents and term deposits. As of February 28, 2011, substantially all of the Group’s cash and cash equivalents and term deposits were managed by financial institutions with high-credit ratings and quality.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2009, 2010 AND 2011

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value of financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, term deposits, available-for-sale securities, accounts payables, amounts due to related parties, income tax payable, and convertible loan. The fair value of cash and cash equivalents, term deposits, accounts payables, and amounts due to related parties approximate their carrying amounts reported in the consolidated balance sheets due to the short-term maturity of these instruments. All highly liquid short-term investments purchased with original maturity of three months or less at the date of acquisition are included in cash and cash equivalents.

Net income per share

Basic net income per share is computed by dividing net income attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised into common shares. Common share equivalents are excluded from the computation of the diluted net income per share in years when their effect would be anti-dilutive.

Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2009, 2010 AND 2011

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Beneficial conversion feature

For convertible instruments, a beneficial conversion feature is recognized when the conversion price is less than the fair value of the common stock into which the instrument is converted. For convertible instruments that have a stated redemption date (such as debt and mandatorily redeemable preferred stock), the discount resulting from recording a beneficial conversion option is accreted from the date of issuance to the stated redemption date of the convertible instrument, regardless of when the earliest conversion date occurs.

In circumstances in which the instrument is converted prior to amortization of the full amount of the discount, the remaining unamortized discount at the date of conversion is immediately recognized as interest expense or as a dividend, as appropriate.

Recently issued accounting standards

In October 2009, the Financial Accounting Standards Board (“FASB”) issued an authoritative pronouncement regarding revenue arrangements with multiple deliverables. Although the new pronouncement retains the criteria from an existing pronouncement for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the previous separation criterion under existing pronouncements that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered a separate unit or separate units of accounting. The new pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement’s effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year; and (2) disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. The Group does not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

In October 2009, the FASB issued an authoritative pronouncement regarding software revenue recognition. This new pronouncement amends an existing pronouncement to exclude from its scope all tangible products containing both software and non-software components that function together to deliver the product’s essential functionality. That is, the entire product (including the software deliverables and non-software deliverables) would be outside the scope of software revenue recognition and would be accounted for under other accounting literature. The new pronouncement includes factors that entities should consider when determining whether the software and non-software components function together to deliver the product’s essential functionality and are thus outside the revised scope of the authoritative literature that governs software revenue recognition. The pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement’s effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year; and (2) disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. The Company does not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2009, 2010 AND 2011

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting standards - continued

In January 2010, the FASB issued authoritative guidance to improve disclosures about fair value measurements. This guidance amends previous guidance on fair value measurements to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurement on a gross basis rather than as a net basis as currently required. This guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This guidance is effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the level 3 activities of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. The Group does not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

In May 2011, the FASB issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and IASB to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in U.S. GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

•

Highest-and-best-use and valuation-premise concepts for nonfinancial assets - the guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

•

Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk - the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met. When the criteria are met, an entity can measure the fair value of the net risk position.

•

Premiums or discounts in fair value measure - the guidance states that “premiums or discounts that reflect size as a characteristic of the reporting entity’s holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market’s normal daily trading volume is not sufficient to absorb the quantity held by the entity…) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement.”

•

Fair value of an instrument classified in a reporting entity’s shareholders’ equity - the guidance prescribes a model for measuring the fair value of an instrument classified in shareholders’ equity; this model is consistent with the guidance on measuring the fair value of liabilities.

•	Disclosures about fair value measurements - the guidance expands disclosure requirements, particularly for Level 3 inputs. Required disclosures include:

•	For fair value measurements categorized in level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2009, 2010 AND 2011

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting standards - continued

of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

•	The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

The guidance is to be applied prospectively and effective for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. The Group does not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

In June 2011, the FASB issued an authoritative pronouncement to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. These amendments do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the amendments are effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. The Group does not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

3.	ACQUISITIONS

In the year ended February 28, 2009, the Group made five business acquisitions. Each acquisition has been recorded using the purchase method of accounting, and accordingly, the acquired assets and liabilities were recorded at their fair value at the date of purchase. The results of these acquired entities’ operations have been included in the consolidated financial statements since the date of purchase.

Acquisition in Wuhan

On July 1, 2008, Xueersi Network acquired 100% equity interest in Wuhan School. Pursuant to the original acquisition agreement, $918,260 would be paid by cash (of which $712,745 was paid by February 28, 2011), while $393,540 would be settled by cash or the common shares of the Company on the closing of a qualified IPO at the discretion of the target, provided such qualified IPO occurred within two years. Absent an IPO in the specified period, $393,540 would be increased to $787,080 and be settled in cash.

Since the completion of a qualified IPO was beyond the Company’s control at the time of acquisition, the Company accounted for $787,080 as a liability incurred upon the acquisition. The IPO was completed in October 2010, which exceeded the specified period.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2009, 2010 AND 2011

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

3.	ACQUISITIONS - continued

The purchase price of Wuhan School was allocated as follows:

		Amortization period
Cash and cash equivalents	$12,504
Property and equipment	3,189

Intangible assets acquired:
Student base	177,822	3.50 years
Partnership agreement	97,656	3.50 years
Non-compete agreement	2,915	2.00 years
Education license	2,915	1.50 years
Goodwill	1,338,753
Deferred tax liabilities	(70,327)

Payable for business acquisition-current	550,956
Payable for business acquisition-non-current	367,304
Obligation absent of IPO	787,080

Total acquisition obligation	1,705,340
Less
Discount to present value at date of acquisition	(139,913)

Total purchase consideration	$1,565,427

The purchase price allocation described above was based on a valuation analysis provided by American Appraisal China Limited, a third party valuation firm. The valuation analysis utilizes and considers generally accepted valuation methodologies such as the income, market and cost approach. The Company has incorporated certain assumptions, which include projected cash flows.

Acquisition in Shanghai

On August 1, 2008, Xueersi Network acquired 100% equity interest in Shanghai Lehai and its two 100% owned subsidiaries, Minhang School and Changning School. According to the acquisition agreements, $1,027,577, or 50% of the total consideration is contingent upon the two original shareholders’ continuing employment with Shanghai Lehai for at least three years after the acquisition. As the contingent consideration arrangement would be automatically forfeited if any of these two original shareholders terminates his/her employment with Shanghai Lehai, the amount has been accounted for as employment compensation for post-combination services of the original shareholders. As of February 28, 2011, the purchase price was paid in full.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2009, 2010 AND 2011

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

3.	ACQUISITIONS - continued

The purchase price of Shanghai Lehai was allocated as follows:

		Amortization period
Cash and cash equivalents	$173,832
Prepaid expense and other current assets	102,010
Property and equipment	157,523
Accrued expense and other current liabilities	(344,380)
Income tax payable	(1,585)

Intangible assets acquired:
Partnership agreement	330,865	3.50 years
Trade name	262,360	10.00 years
Student base	164,704	3.50 years
Non-compete agreement	16,033	3.00 years
Education license	3,207	1.67 years
Goodwill	357,300
Deferred tax liabilities	(194,292)

Total consideration	$1,027,577

The purchase price allocation described above was based on a valuation analysis provided by American Appraisal China Limited, a third party valuation firm. The valuation analysis utilizes and considers generally accepted valuation methodologies such as the income, market and cost approach. The Company has incorporated certain assumptions, which include projected cash flows.

The Group also made other acquisitions during the fiscal year ended February 28, 2009 in Tianjin, Qianjiang, and Jianli, for a total consideration of $605,754.

The results of operations for the 100% equity interest of all these acquired entities have been included in the Group’s consolidated financial statements from their respective acquisition date. The acquired goodwill is not deductible for tax purposes.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2009, 2010 AND 2011

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

3.	ACQUISITIONS - continued

Pro forma

The following summary of unaudited pro forma results of operations of five acquired businesses for the years ended February 28, 2009 was presented with the assumption that all the five acquisitions described above during the year ended February 28, 2009 occurred as of March 1, 2008. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which would have resulted had the significant acquisitions occurred as of March 1, 2008, nor are they indicative of future operating results.

For the year ended February 28, 2009
(Unaudited)
Net revenues	$37,876,116
Net income attributable to TAL Education Group	$6,598,516
Net income per common share
Basic	$0.02
Diluted	$0.02

4.	DISCONTINUED OPERATIONS

In order to focus its operation on Wuhan School, in October 2010, the Group decided to exit its operation in Qianjing School and Jianli School. As a result, Qianjiang School and Jianli School’s business is accounted for as a discontinued operation and the consolidated statements of operations disclosed their operations separately as the discontinued operation for all periods presented. A $128,522 impairment loss for the goodwill and a $53,122 impairment loss for the intangible assets of the two schools were recorded in operating results of discontinued operations in the year ended February 28, 2011 (see Note 13).

By the fiscal year ended February 28, 2011, the liquidation process of the two schools has been finished and there were no remaining assets or liabilities associated with discontinued operations in the accompanying consolidated balance sheet as of February 28, 2011. The gain or loss from the liquidation process of the two schools was immaterial. Summarized operating results as discontinued operations in accompanying consolidated statements of operations were as follows for the years ended February 28, 2009, 2010 and 2011:

	For the year ended February 28, 2009	For the year ended February 28, 2010	For the year ended February 28, 2011
Net revenues	$242,150	$304,976	$169,304
Pre-tax (loss)/ profit	$(152,185)	$55,212	$(415,786)
Benefits (provision) for income taxes	$20,983	$(13,890)	$81,391

Net (loss)/income	$(131,202)	$41,322	$(334,395)

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2009, 2010 AND 2011

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

5.	EXTINGUISHMENT OF LIABILITIES

In January 2009, the performance of Wuhan School was not in line with expectations at the time of the purchase. Since the Company had not yet fully paid the acquisition obligation, Xueersi Network renegotiated with the original shareholders of Wuhan School to adjust the remaining payments. The acquisition consideration payable at that time was $1,605,625 and was reduced to $874,533 and will be settled in cash. As a result, Xueersi Network’s acquisition consideration payables of $731,092 were waived. This amount was treated as a gain on extinguishment of liabilities for the year ended February 28, 2009.

In December 2010, one of the two original shareholders of Wuhan School entered an agreement with Xueersi Network to waive remaining part of acquisition consideration. The amount was $134,370. This amount was treated as a gain on extinguishment of liabilities for the year ended February 28, 2011.

6.	AVAILABLE-FOR-SALE SECURITIES

In August 2007 and December 2009, the Group bought two securities in mutual funds named Wan Jia He Xie Financing Fund and Guo Du No. 1 An Xin Shou Yi, respectively. The securities were classified as available-for-sale securities and reported at fair value.

The available-for-sale securities measured and recorded at fair value on a recurring basis were as follows:

Balance as of March 1, 2007	—
Purchase	660,519
Foreign exchange difference	42,567
Changes in fair value (1)	(73,623)

Balance as of February 29, 2008	$629,463
Changes in fair value (1)	(289,045)

Balances as of February 28, 2009	$340,418
Purchase	1,464,231
Changes in fair value	112,708
Foreign exchange difference	799

Balance as of February 28, 2010	$1,918,156
Disposed (2)	(1,470,660)
Changes in fair value	2,850
Foreign exchange difference	15,363

Balance as of February 28, 2011	$465,709

(1)	The Group determined the decline to be other-than temporary due to the continuing challenging global financial markets, poor performance of the equity markets, as well as the duration and the extent to which the fair value of the securities had continued to be less than the cost and therefore booked an impairment loss in the statements of operations of $266,111, net of tax effect of $96,557.
(2)	The balance represents the carrying value of disposed available-for-sale securities, which equals the fair value as of the disposal date. It consists of original cost of $1,464,231 and unrealized gain from change in fair value of $6,429, which was recognized in earnings immediately upon the disposal. No further gain or loss was recognized upon the disposal

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2009, 2010 AND 2011

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

6.	AVAILABLE-FOR-SALE SECURITIES - continued

The Group values the mutual funds using quoted price in active market to determine the fair value of available-for-sale securities (Level 1 valuation). The following provides additional information concerning the Group’s available-for-sale securities:

	As of February 28, 2010				As of February 28, 2011
	Cost	Gross unrealized gains	Gross unrealized (losses)	Fair value	Cost	Gross unrealized gains	Gross unrealized (losses)	Fair value
Mutual fund	$1,805,448	$120,678	$(7,970)	$1,918,156	$356,580	$109,129	—	$465,709

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of February 28, 2010	As of February 28, 2011
Prepaid rent	$1,344,238	$2,352,630
Prepayments to suppliers	305,782	1,057,742
Staff advances	450,705	440,703
Interest receivable	—	396,180
Others	180,216	499,674

	$2,280,941	$4,746,929

8.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of February 28, 2010	As of February 28, 2011
Leasehold improvement	$3,399,250	$5,351,588
Computer, network equipment and software	2,293,808	5,226,024
Vehicles	624,296	784,854
Office equipment and furniture	462,112	730,896
Less: accumulated depreciation and amortization	(1,787,976)	(4,578,037)

	$4,991,490	$7,515,325

For the years ended February 28, 2009, 2010 and 2011, depreciation expenses were $452,009, $1,272,074, and $2,790,061, respectively.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2009, 2010 AND 2011

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

9.	INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of February 28, 2010	As of February 28, 2011
Domain names	$1,846,858	$1,846,858
Partnership agreement	425,576	405,475
Student base	348,566	315,545
Trade name	262,360	262,360
Non-compete agreement	19,200	19,200
Education license	9,902	9,902

Less: accumulated amortization	(1,537,341)	(2,252,379)
Add: foreign exchange difference	14,039	49,824

	$1,389,160	$656,785

Domain names were acquired from third parties. The rest of intangible assets were recorded as a result of the acquisitions of the five businesses in the year ended February 28, 2009 (see Note 3).

The Group recorded amortization expense of $565,300, $841,193, and $715,038 for the years ended February 28, 2009, 2010, and 2011, respectively.

Estimated amortization expenses of the existing intangible assets for the next five years are $481,020, $27,392, $27,392, $27,392 and $27,392, respectively.

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of February 28, 2010	As of February 28, 2011
Accrued employee payroll and welfare benefits	$4,346,976	$4,815,701
Other taxes payable	1,343,425	1,770,780
Professional service fee payable	—	684,931
Payable for business acquisitions	513,062	33,783
Others	614,353	748,785

Total	$6,817,816	$8,053,980

Payable for the acquisition of a school in Tianjin	$76,760	$—
Payable for the acquisition of Jianli School	137,257	—
Payable for the acquisition of Qianjiang School	137,257	—
Payable for the acquisition of Wuhan School	161,788	33,783

Payable for business acquisitions	$513,062	$33,783

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2009, 2010 AND 2011

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

11.	CONVERTIBLE LOAN

On January 30, 2010, a third party agreed to provide the Company a $500,000 convertible loan, which bears an annual interest rate of 15% and will mature on January 30, 2012. The interest is payable annually. Subject to mutual agreement, the date of maturity may be extended to January 30, 2015.

The loan is convertible at the option of the holder, at any time, into such number of common shares of the Company as determined by dividing $500,000 by the conversion price. The conversion price was initially set at $50 per share and then subject to adjustments for dilution, including but not limited to issuance of additional common shares and share split.

On November 10, 2010, the Company repaid the loan with original 15% interest rate.

12.	INCOME TAXES

Cayman Islands

The Company is a tax-exempted company incorporated in the Cayman Islands.

Hong Kong

Xueersi Hong Kong was established in Hong Kong in March 2008. Xueersi Hong Kong is subject to Hong Kong Profits Tax on its activities conducted in Hong Kong. It is subject to Hong Kong profit tax at 16.5%. No provision for Hong Kong Profits tax has been made in the consolidated financial statements as it has no assessable income for the years ended February 28, 2009, 2010 and 2011.

PRC

Effective from January 1, 2008, a new Enterprise Income Tax Law, or (“the New EIT Law”), combined the previous income tax laws for foreign invested and domestic invested enterprises in the PRC by the adoption a unified tax rate of 25% for most enterprises with the following exceptions.

Certain qualified high and new technology enterprises that meet the definition of “high and new technology enterprise strongly supported by the state” (“HNTE”) could benefit from a preferential tax rate of 15%. Xueersi Education qualified as a HNTE under the New EIT Law effective from January 1, 2008 and therefore for a preferential tax rate of 15%. In addition, since the entity is located in a high technology zone in Beijing and qualified as a high-tech company, it was entitled to a three-year exemption from EIT from calendar year 2006 to 2008 and a further reduction to 7.5% from calendar year 2009 to 2011.

In calculating deferred tax assets and liabilities, the Group assumed Xueersi Education will continue to renew the new HNTE status at the conclusion of the initial three-year period. If Xueersi Education fails to obtain such renewals in calendar year 2011, then the deferred tax assets as of February 28, 2011 would increase by $20,656.

TAL Beijing was qualified as “Newly Established Software Enterprise” and therefore it was entitled to a two-year exemption from EIT from calendar year 2009 to 2010 and a further reduction to 12.5% from calendar year 2011 to 2013.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2009, 2010 AND 2011

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

12.	INCOME TAXES - continued

Provision (credit) for income tax consisted of the following:

	For the year ended February 28, 2009	For the year ended February 28, 2010	For the year ended February 28, 2011
Current
- PRC income tax expenses	$2,590,167	$1,908,672	$3,232,563
Deferred
- PRC income tax expenses	(550,931)	(544,037)	(604,473)

Total	$2,039,236	$1,364,635	$2,628,090

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets and liabilities were as follows:

	As of February 28, 2010	As of February 28, 2011
Current deferred tax assets:
Accrued payroll	$903,939	$1,062,994
Unrealized loss on available-for-sale securities	—	73,794
Less: valuation allowance	(72,642)	(53,856)

Current deferred tax assets, net	831,297	1,082,932

Non-current deferred tax assets:
Property and equipment	134,915	277,290
Intangible assets	163,003	273,324
Investment loss from discontinued operations (1)	—	120,528
Tax losses carry-forward deferred tax assets	303,909	261,031
Less: valuation allowance	(317,859)	(264,077)

Non-current deferred tax assets, net	283,968	668,096

Non-current deferred tax liabilities:
Intangible assets	147,433	85,248
Accrued ADR income	—	32,533
Unrealized gain on available-for-sale securities	28,177	—

Non-current deferred tax liabilities	$175,610	$117,781

(1)	In February 2011, the liquidation at Qianjiang School and Jianli School was completed. Xueersi Network, the parent company of Qianjiang School and Jianli School, recognized $482,112 investment loss in its PRC statutory account. Corresponding tax benefit could only be realized when Xueersi Network files its 2011 tax return in May 2012.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2009, 2010 AND 2011

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

12.	INCOME TAXES - continued

As of February 28, 2011, tax loss carry-forward amounted to $1,044,124 and would expire by the end of calendar year 2016. The Group operates its business through its subsidiaries, its VIEs and their subsidiaries. The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs and their subsidiaries may not be used to offset other subsidiaries’ or VIEs’ earnings within the Group. Valuation allowance is considered on each individual subsidiary and VIE basis. A valuation allowance of $317,933 had been established as of February 28, 2011, in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

Under US GAAP, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amounts, including those differences attributable to a more than 50% interest in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because it believes such excess earnings can be distributed in a manner that would not be subject to income tax.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group has concluded that there are no significant uncertain tax positions requiring recognition in financial statements for the years ended February 28, 2009, 2010 and 2011. The Group did not incur any significant interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods. The years 2008 to 2010 remain subject to examination by the PRC tax authorities.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2009, 2010 AND 2011

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

12.	INCOME TAXES - continued

Reconciliation between the provision for income taxes computed by applying the PRC EIT rates of 25% in calendar year 2009, 2010 and 2011 to income before income taxes and the actual provision for income tax was as follows:

	For the year ended February 28, 2009	For the year ended February 28, 2010	For the year ended February 28, 2011
Net income before provision for income tax	$9,451,107	$15,568,272	$27,003,635
PRC statutory tax rate	25%	25%	25%

Income tax at statutory tax rate	2,362,777	3,892,068	6,750,909
Expenses not deductible for tax purposes:
Salaries and employees’ benefits	214,023	—	—
Other expenses not deductible	241,351	289,858	428,150
Effect of income tax exemptions	(924,925)	(3,070,154)	(6,001,819)
Effect of income tax rate difference in other jurisdictions	5,527	3,850	1,523,418
Change in valuation allowance	140,483	249,013	(72,568)

Provision for income tax	$2,039,236	$1,364,635	$2,628,090

If Xueersi Education and TAL Beijing were not in a tax holiday period for the years ended February 28, 2009, 2010, and 2011, the increase in income tax expenses and net income per share amounts would be as follows:

	For the year ended February 28, 2009	For the year ended February 28, 2010	For the year ended February 28, 2011
Increase in income tax expenses	$924,925	$3,070,154	$6,001,819
Net income per common share-basic	$0.02	$0.09	$0.14
Net income per common share-diluted	$0.02	$0.09	$0.13

New EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the New EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed a resident enterprise, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2009, 2010 AND 2011

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

12.	INCOME TAXES - continued

If the Company were to be non-resident for PRC tax purpose, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries, the withholding tax would be 10%.

Aggregate undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution to the Company of approximately $18,202,179 and $50,418,792 as of February 28, 2010 and 2011, respectively, are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. The Chinese tax authorities have also clarified that distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

13.	IMPAIRMENT LOSS ON INTANGIBLE ASSETS AND GOODWILL

Impairment loss on intangible assets

For the year ended February 28, 2009, the performance of Qianjiang School, Jianli School and Wuhan School was not in line with expectations. As a result, partnership agreement, student base, non-compete agreement and education license generated from the acquisitions of these three schools incurred an impairment loss of $359,371.

During the year ended February 28, 2011, for Qianjiang School and Jianli School a further impairment loss of $53,122 was recognized in the operating results of discontinued operations. The two schools were liquidated in the year ended February 28, 2011(see Note 4).

Impairment loss on goodwill

Changes in the carrying amount of goodwill for the years ended February 28, 2010 and 2011 consisted of the following:

	2010	2011
Goodwill
Beginning balance	$762,272	$763,802
Impairment	—	(128,522)
Foreign exchange difference due to translation	1,530	27,303

Ending balance	$763,802	$662,583

Accumulated goodwill impairment
Beginning balance	$(1,256,084)	$(1,256,084)
Impairment	—	(128,522)

Ending balance	$(1,256,084)	$(1,384,606)

As the performance of Wuhan School was not in line with expectations at the time of the purchase, the Group determined this to be a triggering event to perform the goodwill impairment test before the annual impairment test. On January 31, 2009, the Group recognized an impairment loss of $1,187,830 for the goodwill arising from the acquisition of Wuhan School.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2009, 2010 AND 2011

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

13.	IMPAIRMENT LOSS ON INTANGIBLE ASSETS AND GOODWILL - continued

The Group recognized a $68,254 impairment loss for the goodwill arising from the acquisition of Qianjiang School for the year ended February 28, 2009.

On November 30, 2010 the Group made an impairment test on goodwill in Qianjiang and Jianli School, which was triggered by their deteriorating performance. As a result a $128,522 impairment loss for the goodwill from the acquisition of the two schools was recognized in operating results of discontinued operations. The two schools were liquidated in the year ended February 28, 2011 (see Note 4).

The Group incurred $1,256,084, $ nil and $128,522 impairment loss on goodwill for the years ended February 28, 2009, 2010 and 2011, respectively.

14.	CONVERTIBLE REDEEMABLE PREFERRED SHARES

In February 2009, the Company issued 5,000,000 Series A convertible redeemable preferred shares to an investor at an issuance price of $1 per share for total cash proceeds of $5,000,000 before issuance cost of $113,035.

All of the outstanding 5,000,000 Series A convertible redeemable preferred shares were converted into 5,000,000 Class B common shares upon the completion of the Group’s Initial Public Offering (“IPO”) in October 2010.

The rights, preferences, privileges and restriction granted to and imposed on the Series A convertible redeemable preferred shares were as follows.

Conversion

Each Series A convertible redeemable preferred share may, at the option of the holders, be converted at any time into one fully-paid and non-assessable Class B common share of the Company, or is automatically converted into one fully-paid and non-assessable Class B common share upon the closing of a qualified IPO. The Conversion Price for the Series A convertible redeemable preferred shares (“Conversion Price”) shall initially equal the original issue price and shall be adjusted from time to time for share splits and combinations, Class B common share dividends and distributions, other dividends; reorganizations, mergers, consolidations, reclassifications, exchanges, substitutions and sales of shares below the Conversion Price.

The share purchase agreement of the Series A convertible redeemable preferred shares had a down-round provision which required the conversion price of Series A convertible redeemable preferred shares to be subject to adjustment by the Company of equity or any instrument or securities convertible into equity at a purchase price less than the then-effective conversion price. This provision may potentially cause the conversion price to be lower than the fair value of the common stock at the commitment date, which may result a contingent beneficial conversion feature.

The Company had determined that there was no embedded beneficial conversion feature attributable to the Series A convertible redeemable preferred shares because the initial effective conversion price was higher than the fair value of the Class B common shares at the commitment date.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2009, 2010 AND 2011

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

14.	CONVERTIBLE REDEEMABLE PREFERRED SHARES - continued

Dividend participation rights

The holders of Series A convertible redeemable preferred shares were entitled to receive dividends ratably according to the number of Class B common shares that each preferred share may be converted into. Dividends shall be non-cumulative.

Liquidation preference

Before any distribution or payment shall be made to the holders of any common shares, the holder of Series A convertible redeemable preferred shares shall be entitled to receive an amount equal to 100% of the original issue price (adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), plus any accrued but unpaid dividends with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) per Series A convertible redeemable preferred share then held by such holder. All arrears or accruals of dividends due to the holders of Series A convertible redeemable preferred share was in priority to the holders of all other shares.

After distribution or payment in full of the amount distributable or payable on the Series A convertible redeemable preferred shares, the remaining assets of the Company available for distribution to shareholders shall be distributed ratably among the holders of outstanding common shares and holders of Series A convertible redeemable preferred shares on an as-converted basis.

Voting rights

The holder of Series A convertible redeemable preferred shares had the voting rights determined based on the equivalent number of the Company’s Class B common shares into which their preferred shares were converted.

Redemption

The Company was obligated to redeem all the Series A convertible redeemable preferred shares after December 31, 2011, or at any time when there was a material breach of any of the Company warranties at a price equaled 180% of the original issue price. The Group recognized changes in the redemption value $4,113,035 as deemed dividend upon issuance in the year ended February 28, 2009.

15.	COMMON SHARES

The Company presently has two classes of common shares, namely, Class A and Class B common shares, following the issuance of Class A common shares upon the IPO in October 2010.

Holders of Class A common shares and Class B common shares have the same rights except for voting and conversion rights. In respect of matters requiring shareholders’ vote, each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. Each Class B common share is convertible into one Class A common share at any time by the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances.

In January 2008, the Company issued 1,000 Class B common shares at par value of $0.001.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2009, 2010 AND 2011

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

15.	COMMON SHARES - continued

In January 2009, the Company issued 119,999,000 Class B additional common shares proportionally to the existing founding shareholders at par value. This issuance is considered as an issuance with nominal consideration and has been therefore treated in a manner akin to a stock split and the computations of basic and diluted net income per share were adjusted retroactively for all periods presented. The Class B common shares subscription receivable was fully paid by the founding shareholders in June 2010.

In October 2010, the Company issued 13,800,000 American Depository Shares (representing 27,600,000 Class A common shares in the IPO). The net proceeds from IPO are $127.0 million. At the same time, 5,000,000 Series A convertible redeemable preferred shares were automatically converted into 5,000,000 Class B common shares.

16.	NET INCOME PER SHARE

	For the year ended February 28, 2009	For the year ended February 28, 2010	For the year ended February 28, 2011
Net income from continuing operations	$7,411,871	$14,203,637	$24,375,545
Net (loss)/ income from discontinued operations	(131,202)	41,322	(334,395)

Net income	$7,280,669	$14,244,959	$24,041,150
Deemed dividend on Series A convertible redeemable preferred shares-accretion of redemption premium	4,113,035	—	—

Undistributed net income to TAL Education Group shareholders	3,167,634	14,244,959	24,041,150

Shares (denominator):
Weighted average shares outstanding used in computing net income per common share-basic	120,000,000	120,000,000	131,911,539
Weighted average shares outstanding used in computing net income per common share-diluted	120,000,000	125,000,000	136,445,635 (i)

Net income per common share attributable to TAL Education Group shareholders-basic
Basic from continuing operations	$0.03	$0.11	$0.18
Basic from discontinued operations	$(0.00)	$0.00	$(0.00)

Net income per common share attributable to TAL Education Group shareholders-basic (ii)	$0.03	$0.11	$0.18

Net income per common share attributable to TAL Education Group shareholders-diluted
Diluted from continuing operations	$0.03	$0.11	$0.18
Diluted from discontinued operations	$(0.00)	$0.00	$(0.00)

Net income per common share attributable to TAL Education Group shareholders-diluted	$0.03	$0.11	$0.18

(i)	For the year ended February 28, 2011, the Group had nonvested shares (see Note 22) outstanding which diluted basic net income per share.
(ii)	Our common shares are divided into Class A common shares and Class B common shares. Holders of our Class A common shares and Class B common shares have the same dividend rights. And therefore we have not presented earnings per share for each separate class.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2009, 2010 AND 2011

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

17.	COMMITMENTS AND CONTINGENCIES

Lease commitment

The Group leases certain office premises under non-cancellable leases, the term of which are six years or less and are renewable upon negotiation. Rental expenses under operating leases for the years ended February 28, 2009, 2010, and 2011 were $4,858,363, $9,862,702 and $15,457,321, respectively.

Future minimum payments under non-cancellable operating leases as of February 28, 2011 were as follows:

Fiscal year ending
February 2012	$17,738,985
February 2013	14,863,290
February 2014	9,739,193
February 2015	5,172,501
February 2016 and after	1,440,316

Total	$48,954,285

18.	SEGMENT INFORMATION

Segment information

The Group is mainly engaged in after-school tutoring in the PRC. The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer who reviews results of operations by geographic location (i.e. city rather than learning centers), each location constituting a subsidiary of the Group, when making decisions about allocating resources and assessing performance of the Group. Consequently, the Group has determined that each location represents an operating segment. However, under the aggregation criteria set forth in the US GAAP with respect to segment reporting, the Group operates in only one reportable segment as all of its operating segments have similar economic characteristics and provide the same tutoring services.

Major customers

For the years ended February 28, 2009, 2010, and 2011, there was no customer who accounted for 10% or more of the Group’s revenues.

Components of revenues are presented in the following table:

	For the year ended February 28, 2009	For the year ended February 28, 2010	For the year ended February 28, 2011
Revenues:
Educational programs and services	$36,910,589	$68,833,240	$110,309,487
Educational materials and others	322,844	455,307	278,812

Total revenues	$37,233,433	$69,288,547	$110,588,299

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2009, 2010 AND 2011

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

19.	MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. Total contributions for such employee benefits were $668,433, $1,819,178, and $3,260,508 for the years ended February 28, 2009, 2010, and 2011, respectively.

20.	STATUTORY RESERVES AND RESTRICTED NET ASSETS

As stipulated by the relevant PRC laws and regulations, PRC entities are required to make appropriations from net income as determined in accordance with the PRC GAAP to non-distributable statutory reserve, which includes a statutory surplus reserve and a statutory welfare reserve (the “reserve fund”), and a development fund. The PRC laws and regulations require that annual appropriations of 10% of after-tax income should be set aside prior to payments of dividends as statutory surplus reserve until the balance reaches 50% of the PRC entity registered capital.

In private school sector, the PRC laws and regulations require that certain amount should be set aside prior to payments of dividend as development fund. In the case of private school that requires reasonable returns, this amount should be no less than 25% of the annual net income of the school, while in the case of private school that does not require reasonable returns, this amount should be no less than 25% of annual increase in the net assets of the school, if any.

The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital of the entities. For the years ended February 28, 2010 and 2011, the Group made apportions of $1,616,067 and $1,773,841 to the reserve fund, respectively, and $580,558 and $1,609,413 to the development fund, respectively.

As a result of these PRC laws and regulations and the requirement that distribution by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserve of the Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries. As of February 28, 2010 and 2011, paid-in capital of such entities was $5,929,641 and $8,663,643, respectively, and statutory reserve was $4,857,443 and $8,240,697, respectively. The total of restricted net assets was therefore $10,787,084 and $16,904,340, respectively.

21.	RELATED PARTY TRANSACTIONS

The Group had the following balances with related parties as of February 28, 2010 and 2011, respectively:

(a)	Amount due to the founding shareholders-non-trading

	As of February 28, 2010		As of February 28, 2011
Founding shareholders	$108,204	(i)	$79,893	(ii)

i.	The amount represents rental deposits and acquisition consideration paid by the founding shareholder on behalf of the Group.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2009, 2010 AND 2011

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

21.	RELATED PARTY TRANSACTIONS - continued

ii.	The amount represents acquisition consideration paid by the founding shareholder on behalf of the Group.

Amounts due to shareholders are non-interest bearing and unsecured with no fixed repayment terms.

22.	SHARE-BASED COMPENSATION

2010 Share Incentive Plan

In June 2010, the Company adopted the 2010 Share Incentive Plan. The plans permit the grant of options to purchase the Class A common shares, share appreciation rights, restricted shares, restricted share units, dividend equivalent rights and other instruments as deemed appropriate by the administrator under the plans. The maximum aggregate number of Class A common shares that may be issued pursuant to all awards under the stock incentive plan is 18,750,000 shares.

On July 26, 2010, the Group granted 5,419,500 nonvested shares under this share incentive plan to directors, executive officers and employees. The estimated fair value of the ordinary share on the grant date was $4.05 per share which was determined based on a valuation performed by American Appraisal China Limited. The nonvested shares will vest in accordance with the vesting schedule set out in the nonvested share agreement, which is (1) 100% of 945,100 nonvested shares at the first anniversary of the date of grant, or (2) 1/2 of 831,400 nonvested shares on each of the anniversaries since the date of grant, or (3) 1/4 of 3,643,000 nonvested shares on each of the anniversaries since the date of grant.

On February 19, 2011, the Company entered into an amendment with one officer to change the original 4 years’ vesting period to 1 year for his 70,000 nonvested shares. This modification did not result in any change in the fair value of nonvested shares and the remaining unrecognized compensation expense of $243,111 for this officer is recognized over the shorter remaining service period. As of February 28, 2011, the nonvested shares will vest in accordance with following schedule: (1) 100% of 1,015,100 nonvested shares at the first anniversary of the date of grant, or (2) 1/2 of 831,400 nonvested shares on each of the anniversaries since the date of grant, or (3) 1/4 of 3,573,000 nonvested shares on each of the anniversaries since the date of grant.

The total compensation expense is recognized on a straight-line basis over the respective vesting periods. The Group recorded a related compensation expense of $5,306,472 for the year ended February 28, 2011.

For the year ended February 28, 2011
Cost of revenues	$521,387
Selling and marketing	$975,114
General and administrative	$3,809,971

Total	$5,306,472

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2009, 2010 AND 2011

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

22.	SHARE-BASED COMPENSATION - continued

2010 Share Incentive Plan - continued

Number of nonvested shares
Outstanding as of March 1, 2010	—
Granted	5,419,500
Forfeited	68,700
Vested	—

Outstanding as of February 28, 2011	5,350,800

As of February 28, 2011, the unrecognized compensation expense related to the nonvested share awards amounted to $16,336,566, which will be recognized over their respective requisite service periods up to 3.4 years.

To the extent the actual forfeiture rate is different from the Company’s original estimated, share-based compensation related to these awards may require to be adjusted.

23.	CAPITAL CONTRIBUTION

The founding shareholders contributed $365,508, $219,743 and $nil capital during the years ended February 28, 2009, 2010, and 2011, respectively.

24.	DISTRIBUTION TO SHAREHOLDERS

In November 2008, Xueersi Network declared $1,442,020 (RMB10,000,000) cash distribution to its founding shareholders, prior to a series of contractual arrangements entered into on February 12, 2009. As of February 28, 2009, the amount was $1,462,095 due to the change in the foreign exchange rate. The amount was paid in full in April 2009.

On September 29, 2010, a $30 million cash dividend was declared to the Company’s then existing shareholders and payable upon the completion of the IPO. Cayman Companies Law permits, subject to a solvency test and the provisions, if any, of the company’s memorandum and articles of association, the payment of dividends and distributions out of the share premium account. The amount was paid in full as a reduction of additional paid-in capital.

25.	SUBSEQUENT EVENTS

On April 8, 2011, the Group granted 409,300 nonvested shares under 2010 Share Incentive Plan to independent directors, executive officers and employees. The fair value of the Class A common shares on the grant date was $5.73 per share which was determined based on open market quote.

On June 13, 2011, the Group granted 136,000 nonvested shares under 2010 Share Incentive Plan to independent directors. The fair value of the Class A common shares on the grant date was $5.47 per share which was determined based on open market quote.

In July 2011, the Group entered into agreements with a real estate developer to purchase office space in Beijing for a total cash consideration of $59.2 million (RMB386.5 million). The consideration is expected to be fully paid in calendar year 2011.