Form 20-F
period 2012-02-29
TAL Education Group
filed 2012-06-27
CIK 1499620

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended February 29, 2012.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

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
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

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

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of February 29, 2012, 45,277,044 Class A common shares, par value US$0.001 per share and 109,681,000 Class B common shares, par value US$0.001 per share were outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

i

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•                  China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau;

•                  “we,” “us,” “our company” and “our” refer to TAL Education Group, a Cayman Islands company, and its subsidiaries and Consolidated Affiliated Entities (as defined below);

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

•                  “Variable Interest Entities,” or “VIEs,” refers to Beijing Xueersi Network Technology Co., Ltd., or Xueersi Network, Beijing Xueersi Education Technology Co., Ltd., or Xueersi Education, and Beijing Dongfangrenli Science & Commerce Co., Ltd., or Beijing Dongfangrenli, all of which are domestic PRC companies in which we do not have equity interests but whose financial results have been (or will be, in the case of Beijing Dongfangrenli) consolidated into our consolidated financial statements in accordance with U.S. GAAP due to our having effective control over, and our being the primary beneficiary of, these companies; and “Consolidated Affiliated Entities” refers to our Variable Interest Entities and the Variable Interest Entities’ direct and indirect subsidiaries and schools;

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

Item 3.            Key Information

A.                                    Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statement of operations data for our company for the fiscal years ended February 28, 2010, February 28, 2011 and February 29, 2012 and the selected consolidated balance sheet data as of February 28, 2011 and February 29, 2012 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations data for our company for the fiscal years ended February 29, 2008 and February 28, 2009 and the selected consolidated balance sheet data as of February 29, 2008, February 28, 2009 and February 28, 2010 are derived from our audited consolidated financial statements not included in this annual report.

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

Our historical results are not necessarily indicative of results to be expected in any future period.

	For the Year Ended February 29/28,
	2008	2009	2010	2011	2012
	(in thousands of $, except for share, per share and per ADS data)
Consolidated Statements of Operations Data:
Net revenues	$8,882	$37,233	$69,289	$110,588	$177,520
Cost of revenues(1)	(4,367)	(18,242)	(37,434)	(56,143)	(95,587)
Gross profit	4,515	18,991	31,855	54,445	81,933
Operating expenses
Selling and marketing(1)	(370)	(2,344)	(5,591)	(9,935)	(23,166)
General and administrative(1)	(2,478)	(5,884)	(10,854)	(19,085)	(37,815)
Impairment losses on intangible assets and goodwill	—	(1,615)	—	—	(140)
Total operating expenses	(2,848)	(9,843)	(16,445)	(29,020)	(61,121)
Government subsidies	—	—	—	149	213
Income from operations	1,667	9,148	15,410	25,574	21,025
Interest income	11	120	324	1,346	3,500
Interest expense	—	(43)	(41)	(58)	—
Other (expenses) / income	—	(142)	(124)	1	4,180
Impairment loss on long-term investment	—	—	—	—	(235)

	For the Year Ended February 29/28,
	2008	2009	2010	2011	2012
	(in thousands of $, except for share, per share and per ADS data)
Impairment loss on available-for-sale securities	—	(363)	—	—	—
Gain from sales of available-for-sale securities	—	—	—	6	—
Gain on extinguishment of liabilities	—	731	—	134	—
Income before income tax provision	1,678	9,451	15,569	27,003	28,470
Provision for income tax	(165)	(2,039)	(1,365)	(2,628)	(4,156)
Net income from continuing operations	1,513	7,412	14,204	24,375	24,314
Net income/(loss) from discontinued operations, net of taxes	—	(131)	41	(334)	—
Net income	1,513	7,281	14,245	24,041	24,314
Deemed dividends on Series A convertible redeemable preferred shares-accretion of redemption premium	—	(4,113)	—	—	—
Net income attributable to common shareholders of TAL Education Group	1,513	3,168	14,245	24,041	24,314
Net income per common share
Basic from continuing operations	$0.01	$0.03	$0.11	$0.18	$0.16
Basic from discontinued operations	—	$(0.00)	$0.00	$(0.00)	—
Total—Basic	$0.01	$0.03	$0.11	$0.18	$0.16
Diluted from continuing operations	$0.01	$0.03	$0.11	$0.18	$0.16
Diluted from discontinued operations	—	$(0.00)	$0.00	$(0.00)	—
Total—Diluted	$0.01	$0.03	$0.11	$0.18	$0.16
Net income per ADS(2)
Basic from continuing operations	$0.03	$0.05	$0.23	$0.36	$0.32
Basic from discontinued operations	—	$(0.00)	$0.00	$(0.00)	—
Total—Basic	$0.03	$0.05	$0.23	$0.36	$0.32
Net income per ADS(2)
Diluted from continuing operations	$0.03	$0.05	$0.23	$0.35	$0.31
Diluted from discontinued operations	—	$(0.00)	$0.00	$(0.00)	—
Total—Diluted	$0.03	$0.05	$0.23	$0.35	$0.31
Cash Dividends per Class B common share	—	—	—	$0.24 (3)	—
Weighted average shares used in calculating net income per common share and dividends per common share
Basic	120,000,000	120,000,000	120,000,000	131,911,539	154,000,219
Diluted	120,000,000	120,000,000	125,000,000	136,445,635	155,874,381

(1)               Includes share-based compensation expenses as follows:

	For the Year Ended February 29/28,
	2008	2009	2010	2011	2012
	(in thousands of $)
Cost of revenues	—	—	—	$521	$418
Selling and marketing	—	—	—	975	1,497
General and administrative	—	—	—	3,810	5,986
Total	—	—	—	5,306	7,901

(2)               Each ADS represents two Class A common shares.

(3)               In November 2010, we paid a $30 million cash dividend to our shareholders of record as of September 29, 2010. Our issued and outstanding share capital as of September 29, 2010 consisted of 120,000,000 Class B common shares and 5,000,000 Class A preferred shares. The 5,000,000 Class A preferred shares were converted into 5,000,000 Class B common shares upon the completion of our initial public offering.

	As of February 29/28,
	2008	2009	2010	2011	2012
	(in thousands of $)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	$5,704	$29,693	$50,752	$173,166	$188,580
Total assets	8,131	38,553	65,504	217,770	294,653
Deferred revenue	5,714	18,023	29,408	50,678	85,594
Total liabilities	7,012	26,198	38,578	62,719	104,536
Net assets	1,119	12,355	26,926	155,051	190,117
Series A convertible redeemable preferred shares	—	9,000	9,000	—	—
Total equity	1,119	3,355	17,926	155,051	190,117

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

We believe that market awareness of our “Xueersi” brand has contributed significantly to the success of our business, and that maintaining and enhancing our brand is critical to maintaining our competitive advantage. If we are unable to successfully promote and market our brand and services, our ability to attract and enroll new students could be adversely impacted and, consequently, our financial performance could suffer. We mainly rely on word-of-mouth referrals to attract prospective students. We also use marketing tools such as the Internet, public lectures, outdoor advertising campaigns and distribution of marketing materials to promote our brand and service offerings. In order to maintain and increase our brand recognition and promote our new service offerings, we have increased our marketing personnel and expenses over the last several years. We have also sought to strengthen brand recognition for the brands through which we offer certain services and products, such as our “Zhikang” brand, through which we offer personalized premium services, and our “Mobby” brand, through which we offer preschool tutoring services. A number of factors could prevent us from successfully promoting our brand, including student dissatisfaction with our services and the failure of our marketing tools and strategies to attract prospective students. If we are unable to maintain and enhance our “Xueersi” brand, successfully develop additional brands under our Xueersi brand or utilize marketing tools in a cost-effective manner, our revenues and profitability may suffer.

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

Although we commenced operations in 2003, our significant growth in terms of employees, operations and revenues has occurred in recent years. Our total net revenues increased from $69.3 million in the fiscal year ended February 28, 2010 to

$177.5 million in the fiscal year ended February 29, 2012. Any evaluation of our business and our prospects must be considered in light of the risks and uncertainties encountered by companies at our stage of development. In addition, the after-school tutoring service market in China is still at the early stage of development, which makes it difficult to evaluate our business and future prospects. Furthermore, our results of operations may vary from period to period in response to a variety of other factors beyond our control, including general economic conditions and regulations or government actions pertaining to the private education service sector in China, changes in spending on private education, our ability to control cost of revenues and operating expenses, and non-recurring charges incurred in connection with acquisitions or other extraordinary transactions or under unexpected circumstances. Due to the above factors, we believe that our historical financial and operating results, growth rates and profitability may not be indicative of our future performance and you should not rely on our past results or our historic growth rates as indications of our future performance.

If our students’ level of performance falls or satisfaction with our services declines, they may decide not to continue to enroll in our courses and request refunds and our business, financial condition, results of operations and reputation would be adversely affected.

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

Our business has experienced significant growth in recent years. The number of our learning centers increased from 98 as of February 28, 2010 to 270 as of February 29, 2012. We plan to continue to expand our operations in different geographic markets in China. Establishing new learning centers poses challenges and requires us to make investments in management, capital expenditures, marketing expenses and other resources. The expansion has resulted, and will continue to result, in substantial demands on our management and staff as well as our financial, operational, technological and other resources. In addition, our new learning centers typically incur pre-opening costs and may incur losses during the initial ramp-up stage since we incur rent, salary and other operating expenses for new learning centers regardless of any revenues we may generate. If the ramp-up of our new learning centers is slower than expected, whether due to our inability to attract sufficient student enrollments or charge hourly rates for our courses that are high enough for us to recover our costs, our overall financial performance may be materially and adversely affected. Our planned expansion will also place significant pressure on us to maintain the teaching quality and uniform standards, controls and policies to ensure that our brand does not suffer as a result of any decrease, whether actual or perceived, in the quality of our programs. To manage and support our expansion, we must improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers and management personnel as well as other administrative and marketing personnel. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, maintain or accelerate our current growth rate, maintain or increase our gross and operating profit margins, recruit and retain qualified teachers and management personnel, successfully integrate new learning centers into our operations and otherwise effectively manage our growth. If we are not successful in effectively and efficiently managing our expansion, we may not be able to capitalize on new business opportunities, which may have a material and adverse impact on our financial condition and results of operations.

If we fail to successfully execute our growth strategies, our business and prospects may be materially and adversely affected.

Our growth strategies include further penetrating our existing markets, extending the geographic scope of our network into attractive markets, expanding personalized premium services, further developing our online course offerings and online education platform, and entering the preschool tutoring business. We may not succeed in executing our growth strategies due to a number of factors, including, without limitation, the following:

•                  we may fail to identify new cities with sufficient growth potential into which to expand our network;

•                  it may be difficult to increase the number of learning centers in more developed cities;

•                  we may fail to effectively market our services in new markets or promote new courses in existing markets;

•                  we may fail to achieve the benefits we expect from our expansion;

•                  we may not be able to continue to replicate our successful growth model in Beijing and Shanghai to other geographic markets;

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

•                  we may not be successful in expanding our online education platform to new markets, such platform may not be effective in helping us to reduce student acquisition costs in the markets we enter, and such platform may never be successfully monetized; and

•                  we may fail to be profitable in the preschool tutoring business and may encounter obstacles in expanding our preschool tutoring business to other markets.

If we fail to successfully execute our growth strategies, we may not be able to maintain our growth rate and our business and prospects may be materially and adversely affected as a result.

At present, we derive a majority of our revenues from Beijing and Shanghai. Any event negatively affecting the private education market in Beijing or Shanghai, or any increase in the level of competition for the types of services we offer in these two cities, could have a material adverse effect on our overall business and results of operations.

Our services in Beijing and Shanghai currently contribute most of our revenues. We derived approximately 98.5%, 96.2% and 88.5% of our total net revenues for the fiscal years ended February 28, 2010, February 28, 2011 and February 29, 2012, respectively, from these two cities.  Although revenues from our services provided in cities other than Beijing and Shanghai have grown in recent years, we expect that our services in Beijing and Shanghai will continue to be the main source of our revenues for the foreseeable future. If either city experiences an event negatively affecting its private education market, such as a serious economic downturn, natural disaster or outbreak of contagious disease, adopts regulations relating to private education that place additional restrictions or burdens on us, or experiences an increase in the level of competition for the types of services we offer, our overall business and results of operations may be materially and adversely affected.

If we fail to expand our personalized premium services efficiently and cost-effectively, our business and prospects could be harmed.

One of our growth strategies is to further expand our personalized premium services in Beijing and replicate that model in other geographic regions in China. The expansion has and may continue to entail significant investment of human capital, financial resources and management time and attention as such one-on-one tutoring services impose a different set of requirements on our teachers and many other aspects of our operations than small classes, which currently constitute the main format of our service offerings. If we fail to manage our expansion in personalized premium services efficiently and cost-effectively, it could have an adverse effect on our business and prospects.

Accidents or injuries suffered by our students or other people on our premises may adversely affect our reputation, subject us to liability and cause us to incur substantial costs.

Although we carry certain liability insurance for our students and their parents, in the event of accidents or injuries or other harm to students or other people on our premises, including those caused by or otherwise arising from the actions of our employees or contractors on our premises, our facilities may be perceived to be unsafe, which may discourage prospective students from attending our classes. We could also face claims alleging that we were negligent, provided inadequate supervision to our employees or contractors and therefore should be held jointly liable for harm caused by them or are otherwise liable for injuries suffered by our students or other people on our premises. For instance, in 2011, a student was injured while attending our classes in a learning center in Shanghai and claimed that we were negligent and thus liable for the injury. Although that incident was resolved without any material damages to our reputation or business, there may be similar incidents in the future. A liability claim against us or any of our teachers or independent contractors could adversely affect our reputation, enrollment and revenues. Even if unsuccessful, such a claim could create unfavorable publicity, cause us to incur substantial expenses and divert the time and attention of our management.

Failure to adequately and promptly respond to changes in examination systems, admission standards and technologies in China could render our courses and services less attractive to students.

Under China’s education system, school admissions rely heavily on examination results. College and high school entrance examinations in most cases are mandatory for graduating seniors in high schools and middle schools in order to gain admission to colleges and high schools, respectively, and therefore, a student’s performance in those examinations is critical to his or her education career and future employment prospects. Although examinations are not required for entering middle schools, many key middle schools administer their own assessment tests to disqualify prospective students. It is therefore common for students to take after-school tutoring classes to improve test performance, and the success of our business to a large extent depends on the continued use of assessment tests by schools and colleges in their admissions. However, such heavy emphasis on examination scores may decline or fall out of favor with educational institutions or education authorities in China. For example, education authorities in Yunnan Province stopped administering provincial-level high school entrance examinations in 2010. Instead, high schools will start to admit students based on a combination of middle school examination results that have replaced raw scores with letter grades and comprehensive evaluations of students’ aptitude and performance by their middle schools. Yunnan Province also prohibits subject competitions in primary and middle schools. Although we do not offer after-school tutoring services in Yunnan Province, nor do we expect to do so in the near future, it is possible that the local governments in the areas where we have operations may adopt similar measures. Furthermore, approximately 80 universities in China have been allowed to recruit generally no more than 5% of their students through independently administered examinations and admission procedures in recent years. In some provinces, such as Hubei, this proportion was allowed to increase to 8% in 2012. Candidates for admission to those universities are still required to take college entrance examinations and meet certain threshold requirements for minimum scores, but their college entrance exam scores are no longer the sole determining factor in the admission processes of those universities. If we fail to adjust our services to respond to any such material changes, our business may be materially and adversely affected. In addition, admission and assessment tests in China constantly undergo changes and development in terms of subject and skill focus, question type, examination format and the manner in which tests are administered. We therefore must continually update and improve our course materials and our teaching methods. A failure to track and respond to any such changes in a timely and cost-effective manner could make our courses and services less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students and in turn have a material adverse effect on our business, financial condition and results of operations.

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

Widespread use of the Internet for educational purposes is a relatively recent occurrence, and the market for Internet-based courses and services is characterized by rapid technological changes and innovations, as well as unpredictable product life cycles and user preferences. We have limited experience with generating revenues from online courses and services, and their results are largely uncertain. We must be able to adapt quickly to changing student needs and preferences, technological advances and evolving Internet practices in order to compete successfully in online education. Ongoing enhancement of our online offerings and technologies may entail significant expenses and technological risks, and we may not be able to use new technologies effectively and may fail to adapt to changes in the online education market on a timely and cost-effective basis. We began offering online courses in 2010 and revenues generated from our online course offerings accounted for 1.8% and 3.2% of our total net revenues in the fiscal years ended February 28, 2011 and February 29, 2012, respectively. We expect that revenues from our online course offerings will increase. However, if improvements to our online offerings and technologies are delayed, result in systems interruptions or are not aligned with market expectations or preferences, we may not gain market share and our growth prospects could be adversely affected.

Our success depends on the continuing efforts of our senior management team and other key personnel and our business may be harmed if we lose their services.

Our future success depends heavily upon the continuing services of the members of our senior management team, which includes Bangxin Zhang, our chairman and chief executive officer, Yachao Liu, our senior vice president, Yunfeng Bai, our senior vice president and Joseph Kauffman, our chief financial officer. If any members of our senior management team leaves us and we fail to effectively manage a transition to new personnel in the future or if we fail to attract and retain qualified and experienced professionals on acceptable terms, our business, financial condition and results of operations could be adversely affected. Competition for experienced management personnel in the education industry is intense, and we may not be able to retain the services of our senior executives or key personnel, or to attract and retain high quality senior executives or key personnel in the future.

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

Our office space and service and learning centers are presently located on leased premises. We purchased 7,582 square meters of building space in Beijing in July 2011, which we plan to renovate as offices in the near future. With respect to our leased premises, at the end of each lease term, which generally ranges from two to five years, we must negotiate an extension of the lease and if we are not able to negotiate an extension on terms acceptable to us, we will be forced to move to a different location, or the rent may increase significantly. This could disrupt our operations and adversely affect our profitability. All of our leases are subject to renewal at market prices, which could result in a substantial rent increase at each time of renewal. We compete with many other businesses for sites in certain highly desirable locations and some landlords may have entered into long-term leases with our competitors for prime locations. As a result, we may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could adversely affect our business. In addition, we have not been able to receive from our lessors copies of title certificates or proof of authorization to lease the properties to us for five of our leased properties of approximately 2,400 square meters in total involving aggregate annual rentals of approximately RMB 2.3 million. Operations on these five leased properties contributed approximately 2.2% and 1.6% of our total net revenues for the fiscal years ended February 28, 2011 and February 29, 2012, respectively. As of the date of this annual report, we are not aware of any actions, claims or investigations threatened against us or our lessors with respect to the defects in our leasehold interests. However, if any of our leases are terminated as a result of challenges by third parties or governmental authorities for lack of title certificates or proof of authorization to lease, we do not expect to be subject to any fines or penalties but we may be forced to relocate the affected learning centers and incur additional expenses relating to such relocation. If we fail to find suitable replacement sites in a timely manner or on terms acceptable to us, our business and results of operations could be materially and adversely affected. We were aware of the defects when we entered into those leases. In many cases, we entered into leases upon promises from the lessors that relevant certificates and authorizations would be delivered at a later time, which did not eventually materialize. Our business and legal teams followed an internal guideline to identify and assess risks in connection with leasing the properties, and a final business decision was made after our analysis of the likely impact of the defects on the leasehold interests and the value of the properties to our expansion plan. However, there is no assurance that our decision would always lead to the favorable outcome we expected to achieve.

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

We consider our copyrights, trademarks, trade names and Internet domain names invaluable to our ability to continue to develop and enhance our brand recognition. Unauthorized use of our copyrights, trademarks, trade names and domain names may damage our reputation and brand. Our major brand names and logos are registered trademarks in China. Our proprietary curricula and course materials are protected by copyrights. However, preventing copyright, trademark and trade name infringement or misuse could be difficult, costly and time-consuming, particularly in China. The measures we take to protect our copyrights, trademarks and other intellectual property rights are currently based upon a combination of trademark and copyright laws in China and may not be adequate to prevent unauthorized uses. Furthermore, application of laws governing intellectual property rights in China is uncertain and evolving, and could involve substantial risks to us. There have been several incidents in the past where third parties used our brand “Xueersi” without our authorization, and on occasion we have needed to resort to litigation to protect our intellectual property rights. If we are unable to adequately protect our trademarks, copyrights and other intellectual property rights in the future, we may lose these rights, our brand name may be harmed, and our business may suffer materially. Furthermore, our management’s attention may be diverted by violations of our intellectual property rights, and we may be required to enter into costly litigation to protect our proprietary rights against any infringement or violation.

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

We may acquire additional businesses in the future. If we are unable to successfully integrate the acquired businesses, it could harm our business and operating results. In addition, if the businesses we acquire do not subsequently generate the anticipated financial performance or if another goodwill impairment test triggering event occurs, we may need to revalue or write down the value of goodwill and other intangible assets in connection with such acquisitions, which would harm our results of operations. For example, in July 2008 we acquired three schools in China in three separate transactions for a total consideration of $2.0 million.  However, as subsequent financial performance at two of these schools was not in line with our expectations at the time of purchase, we recognized an aggregate impairment loss on goodwill of $1.2 million on these acquisitions in the fiscal year ended February 28, 2009. During the fiscal year ended February 28, 2011, we discontinued our operation of these two schools.  In addition, in the fiscal year ended February 29, 2012, we recognized a goodwill impairment loss of $0.1 million relating to a purchase of a business in Tianjin in March 2008.

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

Failure to achieve and maintain effective internal controls over financial reporting could cause us to inaccurately report our financial result or fail to prevent fraud and have a material adverse effect on our business, results of operations and the trading price of our ADSs.

We are subject to the reporting obligations under U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002 and related rules require public companies to include a report of management on their internal control over financial reporting in their annual reports. This report must contain an assessment by management of the effectiveness of a public company’s internal control over financial reporting. In addition, an independent registered public accounting firm for a public company must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. Our efforts to implement standardized internal control procedures and develop the internal tests necessary to verify the proper application of the internal control procedures and their effectiveness are a key area of focus for our board of directors, our audit committee and senior management.

Our management has concluded that our internal control over financial reporting was effective as of February 29, 2012. See “Item 15. Control and Procedures.” Our independent registered public accounting firm has issued an attestation report, which concludes that our internal control over financial reporting was effective in all material aspects as of February 29, 2012. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, a failure to achieve and maintain effective internal controls over financial reporting could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Increases in labor costs in the PRC may adversely affect our business and our profitability.

The economy of China has been experiencing increases in inflation and labor costs in recent years. China’s consumer price index, the broadest measure of inflation, rose 3.2% in February 2012 from the level in February 2011. China’s overall economy and the average wage in the PRC are expected to continue to grow. The average wage level for our employees has also increased in recent years. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. It is up to the relevant government agencies to determine whether an employer has made adequate payments of the requisite statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our students by increasing prices for our services or improving the utilization of our teachers and our staff, our profitability and results of operations may be materially and adversely affected.

We may be the subject of anti-competitive, harassing, or other detrimental conduct by third parties including anonymous allegations, negative blog postings, and the public dissemination of malicious assessments of our business that could cause us to incur significant time and costs to address these allegations, harm our reputation and adversely affect the price of our ADSs.

We may be the target of anti-competitive, harassing, or other detrimental conduct by third parties. Such conduct includes allegations, anonymous or otherwise, sent to our auditors and/or other third parties regarding our operations, accounting, revenues, business relationships, business prospects and business ethics. Additionally, allegations, directly or indirectly against us, may be posted in internet chat-rooms or on blogs or any websites by anyone, whether or not related to us, on an anonymous basis. We may be subject to government or regulatory investigation as a result of such third-party conduct and may be required to expend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Our reputation may also be negatively affected as a result of the public dissemination of anonymous allegations or malicious statements about our business, which in turn may adversely affect the price of our ADSs.

We may be classified as a passive foreign investment company under US tax law, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs.

Depending upon the value of our assets based, in part, on the market value of our common shares and ADSs and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on our current income and assets and projections as to the value of our common shares and ADSs, we do not expect to be classified as a PFIC for the current taxable year. While we do not anticipate becoming a PFIC, fluctuations in the market price of our ADSs or common shares may cause us to become a PFIC for the current or any subsequent taxable year.

We will be classified as a PFIC for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. Although the law in this regard is unclear, we treat our Variable Interest Entities and their respective subsidiaries as being owned by us for United States federal income tax purposes, not only because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their operating results in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the Variable Interest Entities and their respective subsidiaries for United States federal income tax purposes, we would likely be treated as a PFIC for our current and any subsequent taxable year. Because of the uncertainties in the application of the relevant rules and because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets, there can be no assurance that we will not be a PFIC for the current or any future taxable year.

If we were to be or become classified as a PFIC, a U.S. Holder (as defined in “Item 10.E—Additional Information—Taxation—Material United States Federal Income Tax Considerations—General”) may be subject to reporting requirements and may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or common shares and on the receipt of distributions on the ADSs or common shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our ADSs or common shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ADSs or common shares. You are urged to consult your tax advisor concerning the United States federal income tax consequences of acquiring, holding, and disposing of ADSs or common shares if we are or become classified as a PFIC. For more information see “Item 10.E—Additional Information—Taxation—Material United States Federal Income Tax Considerations—PFIC Considerations” and “Item 10.E—Additional Information—Taxation—Material United States Federal Income Tax Considerations—PFIC Rules.”

We have granted and will continue to grant restricted shares, share options and other share-based awards in the future, which may materially reduce our net income.

We adopted a share incentive plan in June 2010 that permits granting of options to purchase our Class A common shares, restricted shares, restricted share units, share appreciation rights, dividend equivalent rights and other instruments as deemed appropriate by the administrator under the plan. The maximum aggregate number of Class A common shares that may be issued pursuant to all awards under our share incentive plan is 18,750,000. As of June 20, 2012, 10,169,810 non-vested restricted shares under our share incentive plan previously granted to our employees, directors and consultants are outstanding. As a result of these grants and potential future grants under the plan, we have incurred and will continue to incur share-based compensation expenses. We had share-based compensation expenses of $nil, $5.3 million and $7.9 million for the fiscal years ended February 28, 2010, February 28, 2011 and February 29, 2012, respectively. As of February 29, 2012, the unrecognized compensation expenses related to the non-vested restricted shares amounted to $10.9 million, which will be recognized over a weighted-average period of 1.6 years. Expenses associated with share-based compensation awards granted under our share incentive plan may materially reduce our future net income. However, if we limit the size of grants under our share incentive plan to minimize share-based compensation expenses, we may not be able to attract or retain key personnel.

Risks Related to Our Corporate Structure

If the PRC government determines that the agreements that establish the structure for operating our business in China are not in compliance with applicable PRC laws and regulations, we could be subject to severe penalties.

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing education services outside China. None of our offshore holding companies is an educational institution or provides education services. To comply with PRC laws and regulations, we have entered into a series of contractual arrangements among TAL Education Technology (Beijing) Co., Ltd., or TAL Beijing, on the one hand, and Xueersi Network, Xueersi Education, Beijing Dongfangrenli and their respective shareholders, subsidiaries and schools, on the other hand.  We rely on the series of contractual arrangements among TAL Beijing, Xueersi Education and Xueersi Network, and their respective shareholders, subsidiaries and schools to conduct most of our tutoring services in China.  We have been and are expected to continue to be dependent on our Consolidated Affiliated Entities in China to operate our education business until we qualify for direct ownership of educational businesses in China. Pursuant to our contractual arrangements with our Consolidated Affiliated Entities, we, through our wholly owned subsidiaries in China, exclusively provide comprehensive intellectual property licensing, technical and business support services to our Consolidated Affiliated Entities in exchange for payments from them. In addition, we have entered into agreements with Xueersi Education, Xueersi Network, Beijing Dongfangrenli and each of their respective shareholders, which provide us with the ability to effectively control Xueersi Education, Xueersi Network, Beijing Dongfangrenli and their respective existing and future subsidiaries and schools.

Various media sources have recently reported that the China Securities Regulatory Commission, or the CSRC, has conducted a study and prepared a report for the State Council that contemplates new regulations on the use of contractual arrangements in the context of foreign investment in China and overseas listings of Chinese entities. However, it is unclear whether the CSRC has officially submitted this report to the State Council, what specific content such report contains, what views other government authorities take on the use of such contractual arrangements and whether and when any action may be taken by the State Council, the CSRC, the Ministry of Commerce or any other PRC government authority in this respect.

If the corporate structure and contractual arrangements through which we conduct our business in China are found to be in violation of any existing or future PRC laws or regulations, or if we fail to obtain or maintain any of the required permits or approvals, we would be subject to potential actions by the relevant PRC regulatory authorities with broad discretion, which actions could include:

•                  revoke our business and operating licenses;

•                  require us to discontinue or restrict our operations;

•                  limit our business expansion in China by way of entering into contractual arrangements;

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

We rely on contractual arrangements with our Consolidated Affiliated Entities for our China operations, which may not be as effective in providing operational control as direct ownership.

We have relied and expect to continue to rely on contractual arrangements with our Consolidated Affiliated Entities to operate our education business. For a description of these contractual arrangements, see “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities.”  These contractual arrangements may not be as effective in providing us with control over our Consolidated Affiliated Entities as direct ownership. If we had direct ownership of the Consolidated Affiliated Entities, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of these entities, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance by our Consolidated Affiliated Entities and their respective shareholders of their obligations under the contracts to exercise control over our Consolidated Affiliated Entities. In addition, the legal owners of the Variable Interest Entities may not act in the best interests of our company when conflicts of interest arise. Therefore, our contractual arrangements with our Consolidated Affiliated Entities may not be as effective in ensuring our control over our China operations as direct ownership would be.

Any failure by our Variable Interest Entities or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business and financial condition.

If our Variable Interest Entities or any of their respective subsidiaries or schools or any of their respective shareholders fails to perform its obligations under the contractual arrangements, we may have to incur substantial costs and resources to enforce our rights under the contracts, and rely on legal remedies under the PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. For example, if the shareholders of our Variable Interest Entities were to refuse to transfer their equity interest in these entities to us or our designee when we exercise the call option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the material agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes under the agreements through arbitration in Beijing. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our Consolidated Affiliated Entities, and our ability to conduct our business may be negatively affected.

The legal owners of our Variable Interest Entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The four legal owners of Xueersi Education and Xueersi Network are Mr. Bangxin Zhang, Mr. Yachao Liu, Mr. Yunfeng Bai, and Mr. Yundong Cao, and the three legal owners of Beijing Dongfangrenli are Mr. Bangxin Zhang, Mr. Yachao Liu and Mr. Yunfeng Bai.  Mr. Zhang, Mr. Liu and Mr. Bai are our beneficial shareholders and directors or officers of TAL Education Group. Mr. Cao is a beneficial owner of TAL Education Group. Mr. Bangxin Zhang, one of these legal owners, is a director of TAL Education Group and is also a director of Xueersi Education, Xueersi Network and Beijing Dongfangrenli. We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or such conflicts will be resolved in our favor. In addition, these individuals may breach, or cause our Consolidated Affiliated Entities to breach, or refuse to renew, the existing contractual arrangements we have with them and our Consolidated Affiliated Entities. Currently, we do not have any arrangements to address potential conflicts of interest between these individuals and our company. We rely on these individuals to abide by the laws of the Cayman Islands and China, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in the best interests of the company and not to use their positions for personal gains. If we cannot resolve any conflict of interest or dispute between us and the legal owners of Xueersi Network, Xueersi Education or Beijing Dongfangrenli, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts such as the leases and sales contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant Administration of Industry and Commerce. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

We have three major types of chops—corporate chops, contract chops and finance chops. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use corporate chops or contract chops for executing leases and commercial contracts. We use finance chops generally for making and collecting payments, including, but not limited to issuing invoices. Use of chops must be approved by the responsible departments and follow our internal procedure. Although we usually utilize chops to execute contracts, the registered legal representative of each of our PRC operating subsidiaries and Consolidated Affiliated Entities have the apparent authority to enter into contracts on behalf of such entities without chops.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Our designated legal representatives generally do not have access to the chops. Although we monitor such employees and the designated legal representatives, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees or designated legal representatives could abuse their authority, for example, by binding the relevant subsidiary or Consolidated Affiliated Entity with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s violation of the duties to us.

If any of the authorized employees or designated legal representatives obtain and misuse or misappropriate our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

Our Consolidated Affiliated Entities may be subject to significant limitations on their ability to operate private schools or make payments to related parties, or otherwise be materially and adversely affected by changes in PRC laws governing private education providers.

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

Our schools are registered as schools that require reasonable returns in some cities and as schools that do not require reasonable returns in others. As of the date of this annual report, we have 14 affiliated schools, among which 11 have elected not to require reasonable returns and the remaining three have elected to require reasonable returns. The respective sponsor of each school will make such election and determine the amounts to be allocated to each school’s development fund in accordance with PRC laws and regulations. We do not believe that the election to be a school that does or does not require reasonable returns will affect amounts that may be distributed to us by means of different fee payments such as service fees. As a holding company, we rely on dividends and other distributions from our PRC subsidiaries, including TAL Beijing.  TAL Beijing and its designated affiliates are entitled to receive service fees from the schools according to the relevant exclusive business cooperation agreements. We do not believe that TAL Beijing and its designated affiliates’ right to receive the service fees from the schools will be affected by such election, but if our judgment turns out to be incorrect, TAL Beijing and our other PRC subsidiaries’ ability to make distributions or pay dividends to us may be materially and adversely impacted. If a school elects to be a school that does not require reasonable return but in fact pays reasonable return to its sponsor, in extreme cases, PRC governmental authorities have the right to suspend the operations of the relevant school and stop student enrollment and perhaps even to de-register the operating permits of such schools altogether, which may materially and adversely impact our business, financial condition and results of operations.

Contractual arrangements our subsidiaries have entered into with our Consolidated Affiliated Entities may be subject to scrutiny by the PRC tax authorities and a finding that we or our Consolidated Affiliated Entities owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our wholly owned subsidiaries in China and our Consolidated Affiliated Entities do not represent an arm’s-length price and consequently adjust our Consolidated Affiliated Entities’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by our Consolidated Affiliated Entities, which could in turn increase their tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties to our Consolidated Affiliated Entities for unpaid taxes. Our consolidated net income may be materially and adversely affected if our Consolidated Affiliated Entities’ tax liabilities increase or if they are subject to late payment fees or other penalties.

If any of our PRC subsidiaries or Consolidated Affiliated Entities becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy certain important assets, which could reduce the size of our operations and materially and adversely affect our business, ability to generate revenue and the market price of our ADSs.

We currently conduct our operations in China mainly through contractual arrangements with our Consolidated Affiliated Entities. As part of these arrangements, our Consolidated Affiliated Entities hold operating permits and licenses and some of the assets that are important to the operation of our business. If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations.

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

There are continuous changes in the focus of the subjects and questions tested in high school and college entrance exams in China, the format of the tests, the manner in which the tests are administered and college admission standards in China. These changes require us to continually update and enhance our curriculum, course materials and teaching methods. Any inability to track and respond to these changes in a timely and cost-effective manner would make our services and products less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students without a significant decrease in course fees. For example, the Chinese Ministry of Education, or the MOE,  has recently promulgated new curriculum standards for primary and secondary schools in China covering 19 subjects, including mathematics, Chinese and English.  These new curriculum standards are scheduled to begin taking effect in the fall semester of 2012.  We are in the process of adapting our tutoring programs and materials to these new curriculum requirements.  Failure to respond in a timely manner to such changes will adversely impact the marketability of our services and products.

A substantial number of our students enroll in our tutoring program to achieve better exam performance in school and in entrance exams. However, educational institutions and government authorities in China have initiated discussions and conducted some early experiments in China on school admissions. Generally, these discussions and experiments exhibit a trend of basing admissions decisions less on entrance exam scores and more on a combination of other factors, such as past academic record, extracurricular activities and comprehensive aptitude evaluations. There have been certain changes in some geographic areas in the way the high school entrance exam is administered. In 2009, 76 universities and colleges were allowed to recruit generally up to 5% of their students through independently administered tests according to a notice promulgated by the MOE, and in 2012, the 5% threshold was raised to 8% in certain provinces, including Hubei; provided that students admitted in this manner still need to meet certain thresholds in the national college entrance exam. It has been reported that the number of such universities and colleges will further increase.  If the use of admissions tests in China declines or falls out of favor with educational institutions and government authorities and if we fail to respond to these changes, the demand for our tutoring services may decline, and our business may be materially and adversely affected.

Regulations and policies which de-emphasize international scholastic competition achievements in college, high school and junior high school admissions may have an impact on our enrollments. For example, in November, 2010, the PRC Ministry of Education amended its “extra credit policy” by limiting the number of extra credits awarded to Olympiad competition winners which can be applied toward a student’s college entrance examination test score. Similarly, in March 2011, the Shanghai Municipal Education Commission promulgated the Opinions Regarding the Implementation of Work in Connection with Compulsory Education Schools Enrollment in Shanghai for 2011, which stated, among other things, that private middle schools in Shanghai may not consider any kind of contest certificate, including Olympiad math competition achievement certificates, as an advantage in the admissions process for private middle schools in Shanghai. We do not believe policies such as these have had, or are likely in the future to have, a material impact on our results of operations, as revenue derived from our math competition classes (including Olympiad-focused classes) is immaterial to our total revenue and we believe that many parents still view Olympiad classes and competitions as an effective way for their kids to gain an edge in China’s increasingly competitive educational environment, and believe that many parents will continue to enroll their children in our primary school math courses. However, we cannot assure you that regulatory and policy changes such as these will not result in a material decrease in our student enrollments, and should such a decrease result, our business, financial condition and results of operations would be materially and adversely affected.

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

We are required to obtain various operating licenses and permits and to make registrations and filings for our after-school tutoring services in China; failure to comply with these requirements may materially and adversely affect our business and results of operations.

We are required to obtain and maintain various licenses and permits and fulfill registration and filing requirements in order to operate our after-school tutoring business. For instance, a duly approved private school will be granted a private school operating permit, and shall be registered with the Ministry of Civil Affairs or its local bureaus as a privately run non-enterprise institution. In addition, learning centers of schools must make filings with the Ministry of Education or its local bureaus. As of the date of this annual report, 51 of our 270 learning centers in operation may be subject to material fines or other material penalties due to their failure to obtain the requisite operating permits from the relevant governmental authorities. These 51 learning centers in the aggregate accounted for 13.8% of our total net revenues for the fiscal year ended February 29, 2012.

We are in the process of preparing filings and applying for permits for these learning centers but do not expect to complete all such filings and obtain all such permits in the near term. We have been taking steps to meet these requirements, but there is no assurance that our efforts will result in full compliance given the significant amount of discretion PRC governmental authorities have in interpreting, implementing and enforcing rules and regulations and due to other factors beyond our control. For example, Shenzhen Municipal Education Bureau ceased accepting applications for the establishment of new private schools between the year of 2006 and December 7, 2010. While we were preparing the application to the Shenzhen educational authorities for the operating permits in Shenzhen, two of our learning centers received notices from the local city administrative departments in March 2012 which requested us to obtain the operating permits before we may continue our business in Shenzhen. Revenues from the Shenzhen area contributed 2.8% of our total revenues for the fiscal year ended February 29, 2012. As of the date of this annual report, our applications for the private school operating permits in Shenzhen have been accepted by Shenzhen Municipal Education Bureau and we expect to obtain these permits in the near future.

We have been making efforts to ensure compliance with applicable rules and regulations in establishing new learning centers, as well as to remediate non-compliances relating to our existing learning centers.  In addition, our business and legal teams follow an internal guideline to make necessary filings and obtain necessary permits for new learning centers on a timely basis, and final business decisions are made taking into account the business and legal risks and uncertainties in our expansion plan.  However, if we fail to comply with the applicable legal requirements concerning obtaining and maintaining applicable licenses and permits and fulfilling applicable registration and filing requirements to operate our after-school tutoring business, including any failure to cure non-

compliances in a timely manner, we may be subject to fines, confiscation of the gains derived from our noncompliant operations or the suspension of our noncompliant operations, which may materially and adversely affect our business and results of operations.

If the relevant PRC regulatory authorities subsequently determine that personalized premium services must be operated through schools or educational institutions, our personalized premium services business would be exposed to increased risks, which may materially and adversely affect our business and results of operations.

Substantially all of the personalized premium tutoring services we offer in Beijing are offered through Huanqiu Zhikang Shidai Education Consulting Co., Ltd., or Huanqiu Zhikang, our wholly owned subsidiary, which is a foreign-invested company under PRC laws. Huanqiu Zhikang and its branches have obtained business licenses from the Beijing Administration of Industry and Commerce, or AIC, expressly permitting them to conduct “educational consulting services,” which we believe covers our personalized premium services in Beijing and are not under the jurisdiction of the Beijing Municipal Education Commission based on telephone inquiries we and our PRC counsel have made to the Beijing Municipal Education Commission. For the fiscal year ended February 29, 2012, revenues from the personalized premium tutoring services of Huanqiu Zhikang contributed approximately 19.7% of our total net revenues.

In cities other than Beijing, our personalized premium tutoring services are offered mostly through the subsidiaries of our Variable Interest Entities, and such subsidiaries have obtained business licenses from the local AIC office permitting them to conduct consulting services.  For the fiscal year ended February 29, 2012, revenues from the personalized premium tutoring services of such subsidiaries of our Variable Interest Entities contributed approximately 2.3% of our total net revenues.

We believe that our personalized premium services fall within the scope of “for-profit training activities” and are not “educational activities” that must be under the jurisdiction of the educational authorities and thus offered through schools or educational institutions. However, the differences between “educational activities,” on the one hand, and “for-profit training activities” and “educational consulting services,” on the other hand, remain unclear under applicable PRC laws and regulations. The Law for Promoting Private Education provides that “educational activities,” which are required to be conducted through schools or educational institutions, shall be regulated by the Ministry of Education whereas “for-profit training activities” shall be regulated by the AIC in accordance with separate regulations to be issued by the State Council. To date, the State Council has not promulgated any regulations with respect to “for-profit training activities.” In July 2010, the MOE issued the National Guidance on Mid- to Long-term Education Reform and Development, which is the first guidance expressly encouraging the applicable PRC governmental authorities to classify, through implementing rules or regulations, activities as “for-profit training activities” to be conducted only by for-profit entities or “non-profit training or educational activities” to be conducted only by certain schools.  However, to date, the AIC and MOE have not issued any such rules or regulations, and in practice, regulators in different local jurisdictions may still have different views and administrative policies on one-on-one tutoring activities. Therefore, we cannot be certain that the relevant government authorities will reach the same conclusion in the future as we have that our personalized premium tutoring services fall within the scope of “for-profit training activities” and are not “educational activities.”

If the relevant PRC regulatory authorities subsequently determine that our personalized premium services must be operated through schools or educational institutions, as opposed to through companies, we may be required to restructure our operations to offer personalized premium services through the schools owned by our Variable Interest Entities.   We may also be subject to fines of up to RMB100,000 for each of our subsidiaries that offers personalized premium services, suspension of our personalized premium services or other penalties, which may materially and adversely affect our business and results of operations.

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

While the PRC economy has grown significantly in the past 30 years, the growth has been uneven geographically, among various sectors of the economy and during different periods. We cannot assure you that the PRC economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that any slowdowns in growth will not have a negative effect on our business, financial condition or results of operations.

We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could limit our ability to pay dividends to holders of our ADSs and common shares.

We are a holding company and conduct substantially all of our business through our operating subsidiaries and Consolidated Affiliated Entities, which are limited liability companies established in China. We may rely on dividends paid by our subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. In particular, regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. PRC companies are also required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their statutory surplus reserves until the accumulative amount of such reserves reaches 50% of their registered capital. These reserves are not distributable as cash dividends. In addition, PRC companies may allocate a portion of their after-tax profit to their staff welfare and bonus fund at the discretion of their boards of directors. Our PRC subsidiaries and Consolidated Affiliated Entities historically have not allocated any of their after-tax profits to staff welfare and bonus funds, since there is no legal requirement to do so, but they may nevertheless decide to set aside such funds in the future. There is no maximum amount of after-tax profit that a company may contribute to such funds. Moreover, each of our affiliated schools is required to allocate certain amount of profits to its development fund for the construction or maintenance of school facilities or procurement or upgrade of educational equipment at the end of each fiscal year. See “Item 4.B. Information On the Company—Business Overview—PRC Regulation—Regulation on Private Education—The Law for Promoting Private Education (2003) and the Implementation Rules for the Law for Promoting Private Education (2004)” for a discussion on the requirements for private schools to make allocations to school development funds. Any direct or indirect limitation on the ability of our PRC subsidiaries to distribute dividends and other distributions to us could materially and adversely limit our ability to make investments or acquisitions at the holding company level, pay dividends or otherwise fund and conduct our business.

PRC laws and regulations may limit the use of the proceeds we received from our initial public offering for our expansion or operations.

In utilizing the proceeds we received from our initial public offering in October 2010 or from other financing activities, as an offshore holding company with PRC subsidiaries, we may (i) make additional capital contributions to our PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries or our Variable Interest Entities, or (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

•                  capital contributions to our subsidiaries in China, whether existing ones or newly established ones, must be approved by the PRC Ministry of Commerce or its local bureaus;

•                  loans by us to our subsidiaries in China, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with the PRC State Administration of Foreign Exchange, or SAFE, or its local bureaus; and

•                  loans by us to our Consolidated Affiliated Entities, which are domestic PRC entities, must be approved by the National Development and Reform Commission and must also be registered with SAFE or its local bureaus.

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

Furthermore, SAFE promulgated a circular on November 9, 2010, or Circular 59, which, among other things, requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents, or otherwise approved by the board of directors. Accordingly, as we use the proceeds from our initial public offering in October 2010, they need to be used in accordance with the section entitled “Use of Proceeds” in our initial public offering final prospectus, or when the proposed use of the proceeds is inconsistent with what is set forth in the section entitled “Use of Proceeds”, we need to submit the board resolution in relation to such proposed use of proceeds to SAFE and the settlement of foreign exchange for such use of proceeds shall comply with the regulations of the PRC in relation to foreign exchange.

We expect that PRC laws and regulations may continue to limit our use of proceeds from our initial public offering or from other financing sources. There are no costs associated with registering loans or capital contributions with relevant PRC governmental authorities, other than nominal processing charges. Under PRC laws and regulations, the PRC governmental authorities are required to process such approvals or registrations or deny our application within a prescribed period which is usually less than 90 days. The actual time taken, however, may be longer due to administrative delay. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to our future plans to use the U.S. dollar proceeds we receive from our initial public offering for our expansion and operations in China. If we fail to receive such registrations or approvals, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and ability to fund and expand our business.

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

We believe that all of our shareholders who are PRC citizens or residents have completed their required registrations with SAFE in accordance with Circular 75 prior to, and immediately after, the completion of our initial public offering in October 2010. However, we may not at all times be fully aware or informed of the identities of all of our beneficial owners who are PRC citizens or residents, and we may not always be able to compel our beneficial owners to comply with Circular 75; nor can we ensure you that their registrations, if they choose to apply, will be successful. The failure or inability of our PRC resident beneficial owners to make any required registrations or comply with these requirements may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans (including proceeds from our initial public offering in October 2010) to our China operations, limit our PRC subsidiary’s ability to pay dividends or otherwise distribute profits to us, or otherwise materially and adversely affect us.

The M&A rules establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

On August 8, 2006, six PRC regulatory agencies, namely the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and SAFE, jointly adopted regulations, commonly referred to as the M&A Rules, which became effective on September 8, 2006. The M&A Rules establish procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise. We may expand our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The discontinuation of any of the preferential tax treatments currently available to us in China could adversely affect our overall results of operations.

Under the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, the statutory enterprise income tax rate is 25%, except where a special preferential rate applies. Our Variable Interest Entity, Xueersi Education, was qualified as a “High and New Technology Enterprise,” under the EIT Law effective January 1, 2008 and therefore was qualified for a preferential tax rate of 15%. In addition, since Xueersi Education is located in a high and new technology industrial zone in Beijing and qualified as a High and New Technology Enterprise, it was entitled to a three-year exemption from the enterprise income tax from calendar year 2006 to 2008 and a further tax reduction to a rate of 7.5% from calendar year 2009 to 2011. From January 1, 2011, Xueersi Education is eligible for re-examination of High and New Technology Enterprise status at a preferential tax rate of 15% until the end of calendar year of 2013.  Our wholly owned subsidiary, TAL Beijing, was qualified as a “Newly Established Software Enterprise” under the EIT Law and therefore entitled to a two-year exemption from the enterprise income tax from calendar year 2009 to 2010 and a further tax reduction to 50% of the applicable rate from calendar year 2011 to 2013.  Having qualified as a “Newly Established Software Enterprise” under the EIT Law, our wholly owned subsidiary, Yidu Huida Education Technology (Beijing) Co., Ltd., or Yidu Huida, is entitled to a two-year exemption from the enterprise income tax from calendar year 2011 to 2012 and a further tax reduction to 50% of the applicable rate from calendar year 2013 to 2015.

On April 21, 2010, the State Administration of Taxation issued Circular 157, Further Clarification on Implementation of Preferential EIT Rate during Transition Periods, or Circular 157. Circular 157 seeks to provide additional guidance on the interaction of certain preferential tax rates under the transitional rules of the EIT Law. Prior to Circular 157, we interpreted the law to mean that if a “high and new technology enterprise strongly supported by the state” or “High and New Technology Enterprise” was in a tax holiday period that provides for “2-year exemption plus 3-year half rate” or “5-year exemption plus 5-year half rate” or other tax exemptions and reductions, where it was entitled to a 50% reduction in the tax rate and was also entitled to a 15% rate of tax due to its High and New Technology Enterprise status under the EIT Law, then it was entitled to pay tax at the rate of 7.5%. Circular 157 appears to have the effect that such an entity is entitled to pay tax at the lower of 15% and 50% of the standard PRC tax rate, which is currently 25%. Based on the interpretation of Circular 157 from the relevant local tax authority, we believe that entities that are qualified for “3-year exemption plus 3-year half rate” tax holiday as High and New Technology Enterprises and are registered in the Zhongguancun High and New Technology Industrial Zone of Beijing will continue to pay income tax at a rate of 7.5%. Since Xueersi Education enjoys a “3-year exemption plus 3-year half rate” and is a High and New Technology Enterprise registered in the Zhongguancun High and New Technology Industrial Zone of Beijing, Xueersi Education paid income tax at the rate of 7.5% through calendar year 2011, and from January 1, 2012 to the end of calendar year of 2013 Xueersi Education has a preferential tax rate of 15% due to its having passed the annual re-examination of High and New Technology Enterprise status.  We cannot assure you, however, that the tax authorities will not in the future change their position on our preferential tax treatments or that our subsidiaries and Consolidated Affiliated Entities will be able to pass their respective annual re-examination and obtain preferential tax treatment.

Further, the preferential tax treatments granted to us by governmental authorities may be adjusted or revoked at any time in the future.  The discontinuation of any preferential tax treatments currently available to us will cause our effective tax rate to increase, which will increase our income tax expenses and in turn decrease our net income.

Under the EIT Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the EIT Law, an enterprise established outside of China with “de facto management body” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes, although the dividends paid to one resident enterprise from another may be qualified as “tax-exempt income.” The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. A circular issued by the State Administration of Taxation on April 22, 2009 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management body” located within China if all of the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function are mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) at least half of the enterprise’s directors with voting right or senior management reside in the PRC.

In addition, the SAT issued a bulletin on August 3, 2011, effective as of September 1, 2011, to provide more guidance on the implementation of the above circular. The bulletin clarified certain matters relating to resident status determination, post-determination administration and competent tax authorities. It also specifies that when provided with a copy of a PRC tax resident determination certificate from a resident PRC-controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the PRC-sourced dividends, interest and royalties to the PRC-controlled offshore incorporated enterprise. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals.

Based on the advice of our PRC counsel, Tian Yuan Law Firm, we do not believe that any of our offshore holding companies meets all of the conditions above. In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever having been deemed to be PRC “resident enterprises” by the PRC tax authorities. Therefore, based on our PRC counsel’s advice, we believe that none of our offshore holding companies should be treated as a “resident enterprise” for PRC tax purposes. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities, there are uncertainties and risks associated with this issue. If the PRC tax authorities determine that any of our offshore holding companies are “resident enterprises” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, although under the EIT Law and its implementing rules, dividend income between qualified resident enterprises is a “tax-exempt income,” we cannot guarantee that dividends paid to TAL Group from our PRC subsidiaries through Xueersi Hong Kong would qualify as “tax-exempt income” and will not be subject to withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as “resident enterprises” for PRC enterprise income tax purposes. Finally, the “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs, if such income is considered PRC-sourced income by the relevant PRC authorities. This could have the effect of increasing our and our shareholders’ effective income tax rates and may require us to deduct withholding tax from any dividends we pay to our non-PRC shareholders. In addition to the uncertainties regarding how the “resident enterprise” classification may apply, it is also possible that the rules may change in the future, possibly with retroactive effect.

Dividends we receive from our operating subsidiaries located in the PRC may be subject to PRC withholding tax.

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

On December 20, 2007, the State Administration of Radio, Film and Television, or SARFT, and the Ministry of Information Industry, or MII, issued the Administrative Measures Regarding Internet Audio-Video Program Services, or the Internet Audio-Video Program Measures, which became effective on January 31, 2008. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide Internet audio-video program services without a “License for Disseminating Audio-Video Programs through Information Network” issued by SARFT or its local bureaus or completing the relevant registration with SARFT or its local bureaus, and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transmission to the public through the Internet, of audio-video programs, or the provision of audio-video program uploading and transmission services. On February 3, 2008, SARFT and MII jointly held a press conference in response to inquiries related to the Internet Audio-Video Program Measures, during which SARFT and MII officials indicated that providers of audio-video program services established prior to the promulgation date of the Internet Audio-Video Program Measures that do not have any regulatory non-compliance records can re-register with the relevant government authorities to continue their current business operations. After the conference, the two authorities published a press release that confirmed the above guidelines. There are still significant uncertainties relating to the interpretation and implementation of the Internet Audio-Video Program Measures, in particular, the scope of “Internet Audio-Video Programs.”

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

We began offering online courses in 2010, and in the fiscal years ended February 28, 2011 and February 29, 2012, revenues derived from audio-video program services that may be subject to the Audio-Video Program Measures were 1.8% and 3.2%, respectively, of our total net revenues.  In the course of offering online tutoring services, we transmit our audio-video educational courses and programs through the Internet only to enrolled course participants, not to the general public. The limited scope of our audience distinguishes us from general online audio-video broadcasting companies, such as companies operating user-generated content websites. In addition, we do not provide audio-video program uploading and transmission services. As a result, we believe that we are not subject to the Internet Audio-Video Program Measures. However, there is no further official or publicly available interpretation of these definitions, especially the scope of “Internet audio-video program service.” If the governmental authorities determine that our provision of online tutoring services falls within the Internet Audio-Video Program Measures, we may not be able to obtain the License for Disseminating Audio-Video Programs through Information Network. If this occurs, we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

Substantially all of our revenues and costs are denominated in RMB. The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the RMB fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the RMB against the U.S. dollar. To the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Under our current corporate structure, our income will be primarily derived from a share of the earnings from our PRC subsidiaries. Revenues of our PRC subsidiaries are all denominated in Renminbi. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency-denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, for any PRC company, dividends can be declared and paid only out of the retained earnings of that company under PRC law. Furthermore, approval from SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies. Specifically, under the existing exchange restrictions, without a prior approval of SAFE, cash generated from the operations of our subsidiaries in China may be used to pay dividends by our PRC subsidiaries to TAL Group through Xueersi International Education Group Limited (Hong Kong), or Xueersi Hong Kong, and pay employees of our PRC subsidiaries who are located outside China in a currency other than the Renminbi. With a prior approval from SAFE, cash generated from the operations of our PRC subsidiaries and Consolidated Affiliated Entities may be used to pay off debt in a currency other than the Renminbi owed by our subsidiaries and Consolidated Affiliated Entities to entities outside China, and make other capital expenditures outside China in a currency other than the Renminbi. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

The audit report included in this annual report is prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board (United States) (the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.  Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality.  This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures.  As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditors’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

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

Pursuant to the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in a Stock Incentive Plan of an Overseas Publicly-Listed Company issued by the SAFE on February 15, 2012 , or Circular 7, which terminated both Circular 78 and the Notice on Relinquishing Power of Approving the First-time Application of Foreign Exchange Purchase Quotas, Opening of Special Bank Accounts issued by the SAFE on January 7, 2008, a qualified PRC agent (which could be the PRC subsidiary of the overseas-listed company) is required to file, on behalf of “domestic individuals” (both PRC residents and non-PRC residents who reside in the PRC for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) who are granted shares or share options by the overseas-listed company according to its stock incentive plan, an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan, and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the stock purchase or stock option exercise.  Such PRC individuals’ foreign exchange income received from the sale of stocks and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in the PRC opened and managed by the PRC domestic agent before distribution to such individuals.  In addition, such domestic individuals must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options and their purchase and sale of stock.

Prior to the issuance of Circular 7, we received approval from the SAFE’s Beijing branch in January 2012 in regards to applications we had submitted on behalf of certain of our employees who hold a significant number of restricted shares.  Upon the issuance of Circular 7, Circular 78 ceased to be applicable for such registration. Since Circular 7 is relatively new and the interpretations and application of this circular involves uncertainties, we may not always be able to make applications on behalf of our employees who hold our restricted shares in compliance with Circular 7, nor can we ensure you that such applications will be successful.  If we or the participants of our share incentive plan who are PRC citizens fail to comply with Circular 7, we and/or such participants of our share incentive plan may be subject to fines and legal sanctions, there may be additional restrictions on the ability of such participants to exercise their stock options or remit proceeds gained from sale of their stock into the PRC, and we may be prevented from further granting restricted shares or from granting options under our share incentive plan to our employees who are PRC citizens. Such events could adversely affect our business operations.

Risks Related to Our ADSs

The market price for our ADSs may be volatile.

The market price for our ADSs has fluctuated significantly since we first listed our ADSs. Since our ADSs became listed on the New York Stock Exchange on October 20, 2010, the closing prices of our ADSs have ranged from $8.61 to $18.00 per ADS, and the last reported trading price on June 26, 2012 was $10.02 per ADS.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors such as:

•                  actual or anticipated fluctuations in our operating results,

•                  changes in financial estimates by securities research analysts,

•                  changes in the economic performance or market valuation of other education companies,

•                  announcements by us or our competitors of material acquisitions, strategic partnerships, joint ventures or capital commitments,

•                  addition or departure of our executive officers and key personnel,

•                  detrimental negative publicity about us, our competitors or our industry,

•                  intellectual property litigation, and

•                  general economic, regulatory or political conditions in China and the U.S.

In addition, the stock market in general, and the market prices for companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities.  Further, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets. These broad market and industry fluctuations may adversely affect operating performance. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, some of whom have been granted restricted shares under our share incentive plan.

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

Upon any transfer of Class B common shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B common shares shall be automatically and immediately converted into the equal number of Class A common shares. In addition, if at any time, any of the persons who held Class B common shares immediately before our initial public offering and their affiliates collectively own less than 5% of the total number of the issued and outstanding Class B common shares, each issued and outstanding Class B common share owned by such Class B holder shall be automatically and immediately converted into one share of Class A common share, and no Class B common shares shall be issued by us thereafter. Due to the disparate voting powers attached to these two classes, as of June 20, 2012, holders of our Class B common shares (excluding any Class A common shares such holder may hold in the form of ADSs) collectively hold approximately 92.9% the voting power of our outstanding shares and have considerable influence over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A common shares and ADSs may view as beneficial.

Our corporate actions are substantially controlled by our officers, directors and their affiliated entities.

As of June 20, 2012, our executive officers, directors and their affiliated entities beneficially own approximately 48.0% of our total outstanding shares, representing 77.6% of our total voting power. These shareholders, if they acted together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions and they may not act in the best interests of other minority shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

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

Sales of our ADSs in the public market or the perception that these sales could occur may cause the market price of our ADSs to decline and could materially impair our ability to raise capital through equity offerings in the future. We have Class A and Class B common shares outstanding, including Class A common shares represented by ADSs. All of our ADSs are freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. Class A common shares not represented by ADS, such as grants of restricted Class A common shares which have vested, and Class B common shares are available for sale subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. To the extent shares are sold into the market, the market price of our ADSs could decline.

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

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying Class A common shares in accordance with the provisions of the deposit agreement. Under our memorandum and articles of association, the minimum notice period required to convene a general meeting is ten days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your common shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

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

Our principal executive offices are located at 18/F, Hesheng Building, 32 Zhongguancun Avenue, Haidian District, Beijing 100080, People’s Republic of China. Our telephone number at this address is +86 (10) 5292 6669. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. In addition, as of the date of this annual report, we have branch offices in 15 cities in China. Our agent for service of process in the United States in connection with our registration statement on Form F-1 for our initial public offering in October 2010 is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

B.                                    Business Overview

Overview

We are a leading K-12 after-school tutoring services provider in China. We offer comprehensive tutoring services to K-12 students covering core academic subjects, including mathematics, English, Chinese, physics, chemistry, biology, history, political science and geography. We have successfully established “Xueersi” as a leading brand in China’s K-12 private education market closely associated with high teaching quality and academic excellence in China, as evidenced by our students’ academic performance, our ability to recruit most of our students through word-of-mouth referrals as well as the numerous recognitions and awards we have received.

We deliver our tutoring services primarily through small classes, personalized premium services (i.e., one-on-one tutoring) and online course offerings. As of February 29, 2012, our extensive network consisted of 270 learning centers and 247 service centers in 14 cities throughout China, with most of these learning centers and service centers located in Beijing and Shanghai, as well as our online platform. Our student enrollments increased from approximately 382,500 in the fiscal year ended February 28, 2010 to approximately 690,300 in the fiscal year ended February 29, 2012, representing a compound annual growth rate, or CAGR, of 34.3%.

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

We have experienced significant growth in recent years. Our total net revenues increased from $69.3 million in the fiscal year ended February 28, 2010 to $177.5 million in the fiscal year ended February 29, 2012, representing a CAGR of 60.1%. Our net income increased from $14.2 million in the fiscal year ended February 28, 2010 to $24.3 million in the fiscal year ended February 29, 2012, representing a CAGR of 30.6%.

Due to PRC legal restrictions on foreign ownership and investment in the education business in China, we operate our after-school tutoring service business primarily through our Variable Interest Entities and their subsidiaries and schools in China. We do not hold equity interests in our Variable Interest Entities; however, through a series of contractual arrangements with these Variable Interest Entities and their respective shareholders, we effectively control and are able to derive substantially all of the economic benefits from these variable interest entities and their subsidiaries and schools.

Our Mission and Educational Philosophy

Our approach to education is reflected in our mission “giving children an education that will benefit them for a lifetime.” Our educational philosophy is based on the three guiding principles of inspiring interests, developing good habits and building character, as set forth in more detail below:

•                  Inspiring Interests:  Interest is the best teacher. By inspiring students’ interest in learning, we help them gain self-confidence, enjoy a sense of achievement and enhance their motivation to learn.

•                  Developing Good Habits:  By helping students develop good learning habits and life skills, we empower them to develop and flourish in all aspects of life.

•                  Building Character:  We strive to help our students to shape their thinking and transform their actions, motivations, learning environment, and learning capabilities, and in so doing, build their overall character.

Our Tutoring Services

We deliver our tutoring services to our students through small-class settings, personalized premium services (i.e., one-on-one tutoring) and online course offerings.

Small classes

We have been delivering courses in small-class settings since the inception of our company.  K-12 small classes, which typically have 15 to 35 students, remain our main form of service offering in terms of revenue and number of student enrollments. As of February 29, 2012, 159 of our 270 learning centers and 136 of our 247 service centers nationwide offer small classes. A typical K-12 small-class course consists of 15 or 16 sessions during each spring and fall school semester and seven to 15 sessions during each summer and winter break. Each K-12 small-class session typically lasts two to three hours with course fees ranging from RMB30 to RMB80 per hour.

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

In March 2011, we began offering tutoring services to preschool children, aged three to six years old, under our “Mobby” brand.  Our preschool tutoring services are offered in small-class format of up to 12 children per class and focus primarily on mathematics.  A typical preschool small-class course consists of 24 sessions taking place from the spring semester through the summer holiday or the fall semester through the winter holiday, or ten to 12 sessions during each school semester or summer or winter break.  Each session typically lasts one and a half hours, with course fees of RMB200 per session.  As of February 29, 2012, four of our learning centers offered preschool small classes.

To maximize transparency, improve learning experience and build trust with students and parents, we allow parents to audit most of the small classes their children attend, and for many of our K-12 small classes, also offer unconditional refunds for any remaining unattended classes if notified by the student or parent within the first two-thirds of each course.

In November 2010, we launched Intelligent Classroom System, or ICS, a proprietary classroom teaching solution used in small-class instruction. Through ICS, teachers at each of our learning centers are able to upload over the Internet all of our internally developed multi-media teaching content, including instructional videos and audio materials, and project this content onto white boards to make the instructional process more efficient and the learning experience more interactive and stimulating.

Personalized Premium Services

We began to offer personalized premium services in September 2007 under our “Zhikang” brand. As of February 29, 2012, our Zhikang network expanded to include 111 learning centers and 111 service centers in Beijing, Shanghai, Tianjin, Guangzhou, Shenzhen, Wuhan, Hangzhou, Nanjing, Xi’an and Chengdu. The course fees for our personalized premium services range from RMB150 to RMB1,000 per hour.

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

Key features of our personalized premium services include:

Customized tutoring solution. Each prospective student of our personalized premium services must meet with our course consultant and undergo a diagnostic assessment of the student’s strengths, weaknesses and potential. We then design and recommend a customized tutoring solution to the student in consultation with the student’s parents with respect to timing, cost and other considerations specific to the students’ circumstances. During the entire course of our personalized premium services for a student, we actively monitor the student’s progress and adjust the curriculum and learning pace for the student when necessary.

Tailor-made course materials. The course materials used in our personalized premium services are selected by subject teachers from our comprehensive course material database for the benefits of each student. We leverage our strong curriculum and course material development capability to provide high quality course materials to our students.

One-on-one student-teacher setting, supported by a team of experienced teachers. Each student in our personalized premium service has access to a large pool of experienced teachers. Teachers are chosen by students and their parents based on the interests and needs of each student. Each of our personalized premium tutoring sessions is conducted in a one-on-one student-teacher setting.

Personalized attention. We assign each student a coordinator, who routinely communicates with the student and the student’s parents to address their questions and concerns and to closely monitor the quality of our services. The coordinator also solicits monthly feedback from students and parents. We also accommodate any request by students or parents to change teachers to the extent practicable.

Online Courses

We began to offer online courses in January 2010. We currently offer online courses in math, English, Chinese, physics, chemistry, biology and history on our online course website, www.xueersi.com. The online course fees range from RMB20 to RMB100 per hour.

Online courses enable us to leverage our proprietary curricula and course materials and high quality teachers to target markets beyond the reach of our physical network. It also enables our students to access our courses through the Internet at times and places most convenient for them.

Key features of our online courses include:

High quality audio-video lectures. Our online courses mainly feature high quality audio-video lectures by experienced teachers. They are delivered through a multimedia web interface using streaming media and other technologies. The audio-video lectures are accompanied by high resolution animated slides to create a stimulating learning environment for our students.

Teachers with superior communication skills. We select lecturers for our online courses from among top teachers. We seek to engage teachers who have a strong command of the respective subject areas and superior communication skills. In particular, we seek teachers capable of, and preferably experienced in, delivering effective instructions through audio-video format. All teachers for online courses are required to undergo trial classes before recording their lectures.

Quality course-related support. Our online courses are supplemented by our proprietary course materials, online assignments, exercises, mock examinations and other forms of course-related support. We require students of our online courses to complete exercise questions as homework.

Comprehensive student supports. Each student’s performance is monitored by a class coordinator who communicates with the student and the student’s parents to follow up on the student’s progress.

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

We have call centers in Beijing, Shanghai, Tianjin, Guangzhou and Shenzhen, the main functions of which include receiving enquiries, accepting registrations, addressing course-related issues and facilitating communication with existing and prospective students for our center-based offerings and the parents of such students, In addition, we have a call center to regularly reach out to students of our online courses and keep track of their progress. We have a total of 133 operators at these call centers. All of our call centers are open during business hours, and our Beijing and Shanghai call centers also remain open until 9 pm and 9:30 pm in the evening, respectively.

In addition, the online platform, among other things, provides an efficient channel for the students and parents to submit study questions to our subject experts.

Our Curricula and Course Materials

Curricula

The curricula for our K-12 tutoring services covers the core K-12 subjects and is described in more detail in the table below. We started our business by offering tutoring classes in mathematics and then gradually rolled out courses in other subjects over the past several years. In terms of grade levels, we initially focused on serving primary school students and over time expanded our course offerings into higher grade levels. The following table provides a list of our current K-12 course offerings:

	Primary School							Middle School			High School
	K	1	2	3	4	5	6	7	8	9	10	11	12
Mathematics	•	•	•	•	•	•	•	•	•	•	•	•	•
English	•	•	•	•	•	•	•	•	•	•	•	•	•
Chinese	•	•	•	•	•	•	•	•	•	•	•	•	•
Physics	-	-	-	-	-	-	-	-	•	•	•	•	•
Chemistry	-	-	-	-	-	-	-	-	-	•	•	•	•
Biology	-	-	-	-	-	-	-	-	-	-	•	•	•
History	-	-	-	-	-	-	-	-	-	-	•	•	•
Political Science	-	-	-	-	-	-	-	-	-	-	•	•	•
Geography	-	-	-	-	-	-	-	-	-	-	•	•	•

•                       Currently offered.

-                         Represents that there is no requirement to provide such curriculum for this grade level in public schools in China, and we do not provide such curriculum for this grade level.

The history, political science and geography courses set forth in the table above are offered mainly through personalized premium tutoring services under our “Zhikang” brand.

The curricula for our preschool tutoring services, which we began in March 2011, focuses primarily on mathematics.

Curriculum and Course Material Development

Substantially all of our education content is developed in-house. As of February 29, 2012, we have a team of over 219 full-time employees who are responsible for developing, updating and improving our curricula and course materials. The team is further divided based on subjects covered, with each subject team led by a director who has significant teaching experience in the subject. Our team works closely with experts in different subject fields to keep up with changing academic and examination requirements in China’s K-12 education system and solicits feedback from our teachers based on their classroom experience.

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

Most of our curricula and course materials are developed at our corporate level in Beijing and adopted by other locations with modifications to meet local requirements and demands. We have modularized a portion of our course materials based on specific topics so that centrally developed content can be more easily adopted locally and make our services more scalable, and we are in the process of modularizing other portions of our course materials. In addition, we have signed agreements with McGraw-Hill Education whereby we have cooperated to co-develop and co-brand English language educational materials.  In April 2012, McGraw-Hill Education and our company completed the development of a set of materials for use in small classes, and teachers at our small group classes have begun using these materials.

Our Teachers

Our teaching staff is critical to maintaining the quality of our services and to promoting our brand and reputation. We have a team of dedicated and highly qualified teachers with a strong passion for education, whom we believe are essential to our success. We are committed to maintaining consistent and high teaching quality across our business. This commitment is reflected in our highly selective teacher hiring process, our emphasis on continued teacher training and rigorous evaluation, competitive performance-based compensation and opportunities for career advancement. We had 647, 1,169 and 2,451 full-time teachers and 2,460, 1,610 and 1,455 contract teachers as of February 28, 2010, February 28, 2011 and February 29, 2012, respectively. We have moved to greater numbers of full-time teachers in order to establish stronger ties with our key teaching staff and draw upon their experience to support our content development, marketing and other management efforts.

We recruit teachers from Chinese university graduates, including many top-tier universities in China, as well as experienced teachers with a solid track record and strong reputation from other schools. Each of our newly hired full-time teachers is required to undergo certain standard and customized trainings that focus on education content, teaching skills and techniques as well as our corporate culture and values. In addition, our teachers are regularly evaluated for their classroom performance and teaching results. Our teachers’ retention, compensation and promotion are to a large extent based on the results of such evaluations. The evaluation process is highly rigorous and, for our small-class business, it is based mainly on four factors: student retention rate, refund rate, class fulfillment rate and student and parent satisfaction rate.

We offer our teachers competitive and performance-based compensation packages and provide them with prospects of career advancement within the company. Our best teachers may be promoted to become directors of our operations in new geographic markets outside Beijing, invited to participate in our educational content development effort and even considered for senior management positions.

In an effort to maintain a uniform standard of teaching quality and consistent company culture as we expand, we typically select the school head for a new city we may enter from a pool of our top small-class teachers in Beijing and other more mature cities who have demonstrated management talent. We require managers for new schools to participate in training sessions at our Beijing headquarters, which are designed to share best practices and disseminate policies, guidelines and standards to each of our locations.

Our Network

As of February 29, 2012, our extensive network consists of 270 learning centers and 247 service centers in Beijing, Shanghai, Shenzhen, Guangzhou, Tianjin, Wuhan, Hangzhou, Nanjing, Xi’an, Chengdu, Taiyuan, Chongqing, Suzhou and Zhengzhou, five call centers in Beijing, Shanghai, Tianjin, Guangzhou and Shenzhen, as well as our online platform. Our learning centers are physical locations where classes are conducted. Our service centers offer consultation, course selection, registration and other services, most of which are also provided by our call centers.

The following table sets forth the number of learning centers and service centers in each of the 14 cities in our physical network as of February 29, 2012.

City	Number of Learning Centers	Number of Service Centers
Beijing	137	121
Shanghai	46	42
Guangzhou	18	18
Tianjin	17	15
Shenzhen	11	11
Wuhan	10	9
Chengdu	8	8
Nanjing	7	7
Xi’an	7	7
Hangzhou	5	5
Taiyuan	1	1
Chongqing	1	1
Suzhou	1	1
Zhengzhou	1	1

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

We operate www.eduu.com, a leading online education platform in China. The website serves as a gateway to our online courses and 11 other websites dedicated to specific topics, including college entrance examinations, high school entrance examinations, preschool education, personalized premium services, study abroad, mathematics, English, Chinese composition, small-class training, preschool training under our “Mobby” brand, and raising infants and toddlers.

Marketing and Student Recruitment

We recruit students for our small-class business primarily through word-of-mouth referrals. Our reputation and brand have also greatly facilitated our student recruitment. Moreover, we engage in a range of marketing activities to enhance our brand recognition among prospective students and their parents, generate interest in our service offerings and further stimulate referrals. In the fiscal years ended February 28, 2010, February 28, 2011 and February 29, 2012, our selling and marketing expenses were $5.6 million, $9.9 million and $23.2 million, respectively, accounting for 8.1%, 9.0% and 13.0% of our total net revenues, respectively.

Referrals

We believe the single greatest contributor to our success in small-class student recruitment has been word-of-mouth referrals by our students and their parents who share their learning experiences at Xueersi with others. Our recruitment through word-of-mouth referrals has enjoyed a strong network effect with the rapid growth in our student base, and benefits from our reputation, brand and the performance track record of our students.

Online Platform

Our online platform is an important component of our marketing and branding efforts. It also facilitates direct and frequent communications with and among our prospective students, existing students and parents, supporting our overall sales and marketing efforts.

Public Lectures, Seminars, Diagnostic Sessions and Media Interviews

We frequently offer free public lectures, seminars and diagnostic sessions to students and parents as a way of providing useful information to our prospective students and relevant experience for them to evaluate our offerings. In addition, our approach to teaching quality and the track record of our student performance has been covered by traditional and new media, which we believe has further enhanced our reputation and brand.

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

•                  type and quality of tutoring services offered; and

•                  ability to effectively tailor service offerings to the needs of students, parents and educators.

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

•                  32 trademark registrations for our brand and logo in China and Hong Kong;

•                  domain names;

•                  copyrights to substantially all of the course content we developed in house, including all of our online courses; and

•                  copyright registration certificates for 61 software programs developed by us relating to different aspects of our operations.

In particular, among the domain names we have registered, several are highly valued unique assets of our online platform as the domain name incorporates the Chinese spelling of the theme of the corresponding website, and is therefore easy to remember. Our domain names include the following:

Website Domain Name	Topic
www.eduu.com	Our main webpage which has links to the websites listed below
www.xueersi.com	Online courses
www.gaokao.com	College entrance examinations
www.zhongkao.com	High school entrance examinations
www.jiajiaoban.com	Personalized premium services
www.aoshu.com	Mathematics for primary and middle schools; specialized training for competition mathematics
www.yingyu.com	English language
www.zuowen.com	Chinese composition
www.youjiao.com	Preschool and kindergarten education
www.liuxue.com	Study abroad
www.speiyou.com	Small-class training
www.mobby.cn	Preschool training under Mobby brand
www.yuer.com	Raising infants and toddlers

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

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events, including accidents which occur on the properties where we conduct our operations and in our office spaces. We have purchased limited liability insurance for our students and their parents covering our learning centers in all cities except for Zhengzhou. We do not maintain business disruption insurance, product liability insurance or key-man life insurance. We consider our insurance coverage to be in line with that of other private education providers of a similar size in China.

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

We operate our business in China under a legal regime consisting of the National People’s Congress, which is the country’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the Ministry of Education, the General Administration of Press and Publication, the Ministry of Industry and Information Technology, the State Administration for Industry and Commerce, the Ministry of Civil Affairs and their respective local offices.

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

The Law for Promoting Private Education (2003) and the Implementation Rules for the Law for Promoting Private Education (2004)

The Law for Promoting Private Education (2003) became effective on September 1, 2003. The Implementation Rules for the Law for Promoting Private Education (2004) became effective on April 1, 2004. Under these regulations, “private schools” are defined as schools established by non-governmental organizations or individuals using non-government funds. In addition, under the regulations, private schools providing certifications, pre-school education, self-study aid and other academic education are subject to approval by the education authorities, while private schools engaging in occupational qualification training and occupational skill training are subject to approval by the authorities in charge of labor and social welfare. A duly approved private school will be granted a private school operating permit, and shall be registered with the Ministry of Civil Affairs or its local bureaus as a privately run non-enterprise institution. In addition, learning centers of schools must make filings with the Ministry of Education or its local bureaus. Our 14 affiliated schools have all obtained and maintained their respective private school operating permit.

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

At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of school facilities or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net balance of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equal to no less than 25% of the annual increase in the net assets of the school, if any. Private schools that do not require reasonable returns shall be entitled to the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be formulated by the finance authority, taxation authority and other authorities under the State Council. To date, however, no regulations have been promulgated by the relevant authorities in this regard. To date, among our 14 affiliated schools, 11 have elected not to require reasonable returns and the remaining three have elected to require reasonable returns. None of our 14 affiliated schools enjoys any preferential tax treatments pursuant to the requirements of local governmental authorities. All of them have allocated certain amounts to their development funds in compliance with the aforesaid provisions.

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

Regulations on Online and Distance Education

Pursuant to the Administrative Regulations on Educational Websites and Online and Distance Education Schools issued by the Ministry of Education in 2000, educational websites and online education schools may provide education services in relation to higher education, secondary education, primary education, preschool education, education for teachers, occupational education, adult education, other education and public educational information services. “Educational websites” refer to organizations providing education or education-related information services to website visitors by means of a database or online education platform connected via the Internet or an educational television station through an Internet service provider, or ISP. “Online education schools” refer to education websites providing academic education services or training services that issue education certificates.

Setting up educational websites and online education schools is subject to approval from relevant education authorities, depending on the specific type of education provided. Any education website and online education school shall, upon receipt of the approval, indicate on its website such approval information as well as the approval date and file number.

According to the Administrative License Law promulgated by the Standing Committee of the National People’s Congress, or NPC, on August 27, 2003, which became effective on July 1, 2004, only laws promulgated by NPC and regulations and decisions promulgated by the State Council may eliminate the requirement for any administrative license. According to a regulation promulgated by the State Council on June 29, 2004, and later amended on January 29, 2009, operators of “online education schools” must obtain administrative licenses from the government, while no administrative license is required to operate “educational websites.” Accordingly, Xueersi Education and Xueersi Network, our Variable Interest Entities engaging in online education-related services, are not required to obtain approval to operate “educational websites” from the Ministry of Education. In addition, Xueersi Education is not required to obtain a license to operate “online education schools”, as it does not directly offer government accredited degrees or certifications through its online education or training services.

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

On April 13, 2005, the State Council announced a policy on private investments in China relating to cultural matters, which affects private investments in businesses that involve publishing. The policy authorizes the Ministry of Culture and several other central government authorities to adopt detailed rules to implement the policy. In July 2005, the Ministry of Culture, together with other central government authorities, issued a regulation that prohibits private and foreign investors from engaging in the publishing business. Our subsidiaries and Consolidated Affiliated Entities are not permitted to engage in the publishing business under this regulation.

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

Xueersi Education and Xueersi Network, our Variable Interest Entities engaging in retailing teaching materials and audio-video products to our students, have obtained the Permit for Operating Publications Business for retail services.

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

In July 2006, the MII posted a notice on its website entitled “Notice on Strengthening Management of Foreign Investment in Operating Value-Added Telecom Services.” The notice prohibits PRC Internet content providers from leasing, transferring or selling their ICP licenses or providing facilities or other resources to any illegal foreign investors. The notice states that PRC Internet content providers should directly own the trademarks and domain names for websites operated by them, as well as servers and other infrastructure used to support these websites. The notice also states that PRC Internet content providers have until November 1, 2006 to evaluate their compliance with the notice and correct any non-compliance. A PRC Internet content provider’s failure to do so by November 1, 2006 may result in revocation of its ICP license.

Xueersi Education and Xueersi Network, which engage in providing Internet information services and providing online bulletin board services, respectively, have each obtained an ICP license from the Beijing bureau of MII and the approval for providing online BBS services from the Beijing bureau of MII.

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

In the fiscal year ended February 29, 2012, 3.2% of our total net revenues were derived from audio-video program services that may be subject to the Audio-Video Program Measures. In the course of offering online tutoring services, we transmit our audio-video educational courses and programs through the Internet only to enrolled course participants, not to the general public. The limited scope of our audience distinguishes us from general online audio-video broadcasting companies, such as companies operating user-generated content websites. In addition, we do not provide audio-video program uploading and transmission services. As a result, we believe that we are not subject to the Internet Audio-Video Program Measures. However, there is no further official or publicly available interpretation of these definitions, especially the scope of “Internet audio-video program service.” If the governmental authorities determine that our provision of online tutoring services falls within the Internet Audio-Video Program Measures, we may not be able to obtain the License for Disseminating Audio-Video Programs through Information Network. If this occurs, we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content.

Regulations on Protection of the Right of Dissemination through Information Networks

On May 18, 2006, the State Council promulgated the Regulations on Protection of the Right of Dissemination through Information Networks, which became effective on July 1, 2006. These regulations require that every organization or individual who disseminates a third party’s work, performance, audio or visual recording products to the public through information networks shall obtain permission from, and pay compensation to, the legitimate copyright owner of such products, unless otherwise provided under relevant laws and regulations. The legitimate copyright owner may take technical measures to protect his or her copyright and any organization or individual shall not intentionally jeopardize, destroy or otherwise assist others in jeopardizing such protective measures unless otherwise permitted under law. The regulations also provide that permission from and compensation to the copyright owner is not required in the case of limited dissemination to teaching or research staff for the purpose of school instruction or scientific research only.

Xueersi Education, Xueersi Network and Haidian School are the operators of our website engaged in the dissemination of educational content through the Internet in China. We have established policies related to intellectual property rights protection in accordance with applicable PRC laws and regulations.

Regulations on Consulting Services for Overseas Studies

With respect to intermediate and consulting business activities relating to self-funded overseas studies, the MOE and the State Administration for Industry and Commerce jointly issued the Administrative Regulations on the Intermediate Services for Self-funded Overseas Studies in August 1998 and its Implementing Rules in August 1999, which require that any intermediate service organization engaged in such services shall satisfy certain requirements set up therein, including having employees with experience in educational services, having established stable and cooperative relations with an overseas educational institution, and having sufficient funds to protect the rights and interests of customers. The intermediate service organizations which satisfy such requirements may apply with the MOE for the Recognition on the Intermediate Service Organization for Self-funded Overseas Studies. Organizations or individuals without such Recognition from the MOE are not allowed to engage in any intermediate and consulting business activities relating to self-funded overseas studies.

Beijing Dongfangrenli, which engages in intermediate and consulting business activities relating to self-funded overseas studies, has obtained the Recognition on the Intermediate Service Organization for Self-funded Overseas Studies from the MOE. Following our acquisition of Beijing Dongfangrenli in September 2011, we are in the process of changing the legal representative recorded in such Recognition.

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

Trademark. The PRC Trademark Law, adopted in 1982 and revised in 2001, protects the proprietary rights to registered trademarks. The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations and may grant a term of ten years for registered trademarks, which may be extended for another ten years upon request. Trademark license agreements must be filed with the Trademark Office for record. In addition, if a registered trademark is recognized as a well-known trademark, the protection of the proprietary right of the trademark holder may reach beyond the specific sector of the relevant products or services. We have registered 31 trademarks with the Trademark Office. We have filed applications for registration of 48 other trademarks and logos with the Trademark Office. We are in the process of registering additional marks and logos.

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

We believe that all of our shareholders who are PRC citizens or residents completed their required registrations with SAFE in accordance with Circular 75 prior to the completion of our initial public offering in October 2010, and we have filed with SAFE amendments related to our listing on the New York Stock Exchange.

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

On February 15, 2012, SAFE issued the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in a Stock Incentive Plan of an Overseas Publicly-Listed Company, or Circular 7, which terminated both Circular 78 and the Notice on Relinquishing Power of Approving the First-time Application of Foreign Exchange Purchase Quotas, Opening of Special Bank Accounts issued by SAFE on January 7, 2008.  According to Circular 7, if “domestic individuals” (meaning both PRC residents and non-PRC residents who reside in the PRC for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) participate in any stock incentive plan of an overseas listed company, a qualified PRC domestic agent, which could be the PRC subsidiaries of such overseas listed company, shall, among other things, file, on behalf of such individuals, an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan, and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the stock purchase or stock option exercise.  Such PRC individuals’ foreign exchange income received from the sale of stocks and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in the PRC opened and managed by the PRC domestic agent before distribution to such individuals. In addition, such domestic individuals must also retain an overseas entrusted institution to handle matters in connection with the exercise of their stock options and their purchase and sale of stock.

Prior to the issuance of Circular 7, we received approval from the SAFE’s Beijing branch in January 2012 in regards to applications we had submitted on behalf of certain of our employees who hold a significant number of restricted shares.  Upon the issuance of Circular 7, Circular 78 ceased to be applicable for such registration.  Since Circular 7 is relatively new and the interpretations and application of this circular involves uncertainties, we may not always be able to make applications on behalf of our employees who hold our restricted shares in compliance with Circular 7, nor can we ensure you that such applications will be successful.  If we or the participants of our share incentive plan who are PRC citizens fail to comply with Circular 7, we and/or such participants of our share incentive plan may be subject to fines and legal sanctions, there may be additional restrictions on the ability of such participants to exercise their stock options or remit proceeds gained from sale of their stock into the PRC, and we may be prevented from further granting restricted shares or from granting options under our share incentive plan to our employees who are PRC citizens. Such events could adversely affect our business operations.

M&A Regulations

On August 8, 2006, six PRC regulatory agencies, namely the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and SAFE, jointly adopted the M&A Rules, which became effective on September 8, 2006. The M&A Rules establish procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise where any of the following situations exist: (i) the transaction involves an important industry in China, (ii) the transaction may affect national “economic security,” or (iii) the PRC domestic enterprise has a well-known trademark or historical Chinese trade name in China. Complying with the requirements of the M&A Rules to complete acquisitions of Chinese companies by foreign investors could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit the ability to complete such transactions.

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

In utilizing the proceeds we received from our initial public offering, as an offshore holding company with PRC subsidiaries, we may (i) make additional capital contributions to our PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries or our Consolidated Affiliated Entities, or (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

•                  capital contributions to our subsidiaries in China, whether existing ones or newly established ones, must be approved by the PRC Ministry of Commerce or its local bureaus;

•                  loans by us to our subsidiaries in China, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local bureaus; and

•                  loans by us to our Consolidated Affiliated Entities, which are domestic PRC entities, must be approved by the National Development and Reform Commission and must also be registered with SAFE or its local bureaus.

In addition, on August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of its capital contribution in foreign currency into Renminbi. Circular 142 restricts the use of Renminbi funds converted from foreign exchange. It requires that Renminbi converted from foreign currency-denominated capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the relevant government authority and may not be used to make equity investments in PRC, unless specifically provided otherwise. Moreover, the approved use of such Renminbi funds may not be changed without approval from SAFE. Renminbi funds converted from foreign exchange may not be used to repay loans in Renminbi if the proceeds of such loans have not yet been used. Any violation of Circular 142 may result in severe penalties, including substantial fines. Furthermore, SAFE promulgated a circular on November 9, 2010, or Circular 59, which, among other things, requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents, or otherwise approved by the board. Accordingly, as we use the proceeds from our initial public offering in October 2010, they need to be used in accordance with the section entitled “Use of Proceeds” in our initial public offering final prospectus, or when the use of the proceeds is beyond the section entitled “Use of Proceeds”, we should submit the board resolution in relation to such use of proceeds to SAFE and the settlement of foreign exchange for such use of proceeds shall comply with the regulations of the PRC in relation to foreign exchange.

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

Regulations on Dividend Distribution

Under applicable PRC laws and regulations, companies in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, companies in China are required to allocate at least 10% of their accumulated profits each year, if any, to fund statutory reserves of up to 50% of the registered capital of the enterprise. Statutory reserves are not distributable as cash dividends. Each of our subsidiaries, Variable Interest Entities and Variable Interest Entities’ subsidiaries in China are required to comply with this statutory reserves funding requirement. Although the statutory surplus reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.  In addition, at the end of each fiscal year, each of our affiliated schools in China is required to allocate a certain amount out of its annual net income, if any, to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment.  For our three private schools which have elected to require reasonable returns, this amount shall be no less than 25% of the annual net income of the school, and for our 11 private schools which have elected not to require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school, if any. As a result of these PRC laws and regulations, as of February 29, 2012, we had $10.5 million in statutory surplus reserves and development fund, or

5.5% of total equity, that are not distributable as cash dividends. We do not expect that the statutory surplus reserve requirement will materially limit our ability to pay dividends to our shareholders or our plan to expand our business because we are to date only required to set aside an additional $0.6 million to satisfy the maximum requirement of statutory surplus reserves for all of our PRC subsidiaries and our Consolidated Affiliated Entities.

C.                                    Organizational Structure

The following diagram sets out details of our significant subsidiaries and Consolidated Affiliated Entities as of the date of this annual report:

Note: (1) Each person is an ultimate beneficial owner and also a director or executive officer of TAL Group.

(2) The person is an ultimate beneficial owner of TAL Group.

(3) Percentage ownership represents aggregate ownership of Xueersi Education and Xueersi Network.  Xueersi Education is the majority shareholder of six subsidiaries, and the minority shareholdings of each of the six subsidiaries are held by Xueersi Network.  Xueersi Education is the 100% shareholder of the remaining four subsidiaries and 11 schools.

Contractual Arrangements with Our Consolidated Affiliated Entities

Due to PRC legal restrictions on foreign ownership and investment in the education business in China, we have entered into a series of contractual arrangements among TAL Beijing, one of our wholly owned PRC subsidiaries, Xueersi Education, Xueersi Network and Beijing Dongfangrenli, which we refer to as our Variable Interest Entities, and the respective shareholders, subsidiaries and schools of our Variable Interest Entities. We rely on the series of contractual arrangements among TAL Beijing, Xueersi Education and Xueersi Network, and their respective shareholders, subsidiaries and schools to conduct most of our tutoring services in China.  Substantially all of our personalized premium services in Beijing are offered through Huanqiu Zhikang.

The following is a summary of the material provisions of the agreements between TAL Beijing, our Variable Interest Entities and the respective shareholders, subsidiaries and schools of our Variable Interest Entities.

Agreements that Transfer Economic Benefits to Us

Exclusive Business Service Agreements. Pursuant to the Exclusive Business Cooperation Agreement entered into in June 2010 by and among TAL Beijing, Xueersi Education, Xueersi Network, and the shareholders of Xueersi Education and Xueersi Network, which supersedes all agreements among parties with respect to subject matters thereof, TAL Beijing or its designated affiliates have the exclusive right to provide each of Xueersi Education and Xueersi Network comprehensive intellectual property licensing and various technical and business support services. Pursuant to the Exclusive Service Agreement entered into by and among TAL Beijing, Beijing Dongfangrenli and its shareholders on December 27, 2011, TAL Beijing and its designated affiliates  have the exclusive right to provide Beijing Dongfangrenli and its subsidiaries (if any) comprehensive technical and business support services. The services under each of these agreements include, but are not limited to, employee training, technology development, transfer and consulting services, public relation services, market survey, research and consulting services, market development and planning services, human resource and internal information management, network development, upgrade and ordinary maintenance services, and software and trademark licensing and other additional services as the parties may mutually agree from time to time. Without the prior written consent of TAL Beijing, none of the Variable Interest Entities or their respective subsidiaries or schools may accept services provided by any third party which are covered by the agreements set forth above. TAL Beijing or its designated affiliates owns the exclusive intellectual property rights created as a result of the performance of these agreements. Our Consolidated Affiliated Entities agree to pay annual service fees to TAL Beijing or its designated affiliates and adjust the service fee rates from time to time at TAL Beijing’s discretion. The agreements will not expire unless terminated pursuant by a mutual agreement of parties. Each of these agreements entitle TAL Beijing or its designated affiliates to charge our Consolidated Affiliated Entities annual service fees that amount to substantially all of the net income of the Consolidated Affiliated Entities.

Call Option Agreement. Pursuant to a call option agreement, dated February 12, 2009, by and among TAL Beijing, Xueersi Education, Xueersi Network and the respective shareholders of Xueersi Education and Xueersi Network, the respective shareholders of Xueersi Education and Xueersi Network unconditionally and irrevocably granted TAL Beijing or its designated party an exclusive option to purchase from the shareholders part or all of the equity interests in Xueersi Education and Xueersi Network, as the case may be, for the minimum amount of consideration permitted by the applicable PRC laws and regulations under the circumstances where TAL Beijing or its designated party is permitted under PRC laws and regulations to own all or part of the equity interests of Xueersi Education and Xueersi Network or where we otherwise deem it necessary or appropriate to exercise the option. TAL Beijing, Beijing Dongfangrenli and the shareholders of Beijing Dongfangrenli have entered into an option agreement, dated December 27, 2011, the terms of which are substantially the same as the call option agreement summarized above. Under each of these agreements, TAL Beijing has sole discretion to decide when to exercise the option, and whether to exercise the option in part or in full. The key factor for us to decide whether to exercise the option is whether the current regulatory restrictions on foreign investment in the educational service business will be removed in the future, the likelihood of which we are not in a position to know or comment on.

Equity Pledge Agreement. Pursuant to an equity pledge agreement, dated February 12, 2009, by and among TAL Beijing, Xueersi Education, Xueersi Network and the respective shareholders of Xueersi Education and Xueersi Network, the respective shareholders of Xueersi Education and Xueersi Network unconditionally and irrevocably pledged all of their equity interests in Xueersi Education and Xueersi Network to TAL Beijing to guarantee performance of the obligations of Xueersi Education and Xueersi Network and their respective subsidiaries and schools under the technology support and service agreements with TAL Beijing. The shareholders of Xueersi Education and Xueersi Network agree that, without the prior written consent of TAL Beijing, they will not transfer or dispose the pledged equity interests or create or allow any encumbrance on the pledged equity interests that would prejudice TAL Beijing’s interest. TAL Beijing, Beijing Dongfangrenli and the shareholders of Beijing Dongfangrenli have entered into an equity pledge agreement, dated December 27, 2011, the terms of which are substantially the same as the agreement summarized above. The above pledges of the equity interests in Xueersi Education and Xueersi Network have been registered with the relevant local branch of the State Administration for Industry and Commerce in China.  The pledge of the equity interest in Beijing Dongfangrenli has been submitted to the relevant local branch of the State Administration for Industry and Commerce in China for registration, which is expected to be completed soon.

Letter of Undertaking.  All of the shareholders of Xueersi Education and Xueersi Network have executed a letter of undertaking to covenant with and undertake to TAL Beijing that, if, as the respective shareholders of Xueersi Education and Xueersi Network, such shareholders receive any dividends, interests, other distributions or remnant assets upon liquidation from Xueersi Education and Xueersi Network, such shareholders shall, to the extent permitted by applicable laws, regulations and legal procedures, remit all such income after payment of any applicable tax and other expenses required by laws and regulations to TAL Beijing without any compensation therefore. All of the shareholders of Beijing Dongfangrenli have made similar undertakings in the option agreement, dated December 27, 2011, described above.

Agreements that Provide Effective Control over Our Consolidated Affiliated Entities

Power of Attorney. Each of the shareholders of our Variable Interest Entities has executed an irrevocable power of attorney appointing TAL Beijing, or any person designated by TAL Beijing as their attorney-in-fact to vote on their behalf on all matters of our Variable Interest Entities requiring shareholder approval under PRC laws and regulations and the articles of association of each of our Variable Interest Entities. The power of attorney remains effective as long as the relevant person remains a shareholder of the Variable Interest Entity.

The articles of association of each of our Variable Interest Entities states that the major rights of the shareholders in a shareholders’ meeting include the power to approve the operating strategy and investment plan, elect the members of board of directors and approve their compensation and review and approve the annual budget and earning distribution plan. Therefore, through the irrevocable power of attorney arrangement, TAL Beijing has the ability to exercise effective control over each of our Variable Interest Entities through shareholder votes and, through such votes, to also control the composition of the board of directors. In addition, the senior management team of each of our Variable Interest Entities is the same as that of, or is appointed and controlled by, TAL Beijing.  As a result of these contractual rights, we have the power to direct the activities of each of our Variable Interest Entities that most significantly impact their economic performance.

Spousal consent letter: The spouse of each shareholder of our VIEs has entered into a spousal consent letter to acknowledge that she is aware of, and consents to, the execution by her spouse of the equity pledge agreement, the call option agreement and the power of attorney described above. Each such spouse further agrees that she will not take any actions or raise any claims to interfere with performance by her spouse of the obligations under the above mentioned agreements.

In the opinion of Tian Yuan Law Firm, our PRC legal counsel:

•                  the ownership structures of our Consolidated Affiliated Entities and wholly owned subsidiaries in China are in compliance with existing PRC laws and regulations; and

•                  the contractual arrangements among our wholly owned subsidiaries in China, our Consolidated Affiliated Entities, and the shareholders of our Variable Interest Entities are valid, binding and enforceable under, and will not result in any violation of, PRC laws or regulations currently in effect.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our PRC education business do not comply with PRC government restrictions on foreign investment in the education business, we could be subject to severe penalties, which could include the PRC government:

•                  revoking our business and operating licenses;

•                  requiring us to discontinue or restrict our operations;

•                  limit our business expansion in China by way of entering into contractual arrangements;

•                  restricting our right to collect revenues;

•                  blocking our websites;

•                  requiring us to restructure our operations in such a way as to compel us to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;

•                  imposing additional conditions or requirements with which we may not be able to comply; or

•                  taking other regulatory or enforcement actions against us that could be harmful to our business.

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

D.                                    Property, Plants and Equipment

Facilities

Our headquarters are located in Beijing, China.  As of February 29, 2012, we leased approximately 106,000 square meters in Beijing, consisting of approximately 96,700 square meters of learning center and service center space and approximately 9,300 square meters of office space.  As of February 29, 2012, we owned 7,582 square meters of building space in Beijing, which we purchased in July 2011 for a total cash consideration (including related taxes) of approximately $62.5 million, and which we plan to renovate as offices in the near future.

In addition to our learning center and service center space and office space leased in Beijing, as of February 29, 2012, we leased an aggregate of approximately 79,800 square meters of learning center and service center space and an aggregate of approximately 6,700 square meters of office space in 13 other cities throughout China.

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

A.                                    Operating Results

Overview

Our extensive network of learning centers and service centers has increased from 98 and 80, respectively, in the fiscal year ended February 28, 2010, to 270 and 247, respectively, in the fiscal year ended February 29, 2012. Our student enrollments increased from approximately 382,500 in the fiscal year ended February 28, 2010 to approximately 690,300 in the fiscal year ended February 29, 2012, representing a compound annual growth rate, or CAGR, of 34.3%.

We have experienced significant growth in our business in recent years. Our total net revenues increased from $69.3 million in the fiscal year ended February 28, 2010 to $177.5 million in the fiscal year ended February 29, 2012, representing a CAGR of 60.1%. Our net income increased from $14.2 million in the fiscal year ended February 28, 2010 to $24.3 million in the fiscal year ended February 29, 2012, representing a CAGR of 30.6%.

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

Our results of operations are also affected by the education system or policies relating to the after-school tutoring service market in China. Due to PRC legal restrictions on foreign ownership and investment in education businesses in China, we have entered into a series of contractual arrangements among TAL Beijing, on the one hand, and Xueersi Education, Xueersi Network, Beijing Dongfangrenli and their respective shareholders, subsidiaries and schools, on the other hand.  We rely on the series of contractual arrangements among TAL Beijing, Xueersi Education and Xueersi Network, and their respective shareholders, subsidiaries and schools to conduct most of our tutoring services in China.  Substantially all of our personalized premium services in Beijing are offered through Huanqiu Zhikang. We do not have equity interests in Xueersi Education, Xueersi Network and Beijing Dongfangrenli; however, as a result of these contractual arrangements, we are the primary beneficiary of these entities and treat them as our Variable Interest Entities under U.S. GAAP. In the opinion of Tian Yuan Law Firm, our PRC legal counsel, (i) the ownership structures of our Consolidated Affiliated Entities and wholly owned subsidiaries in China are in compliance with existing PRC laws and regulations, and (ii) the contractual arrangements among our wholly owned subsidiaries in China, our Consolidated Affiliated Entities and the shareholders of our Variable Interest Entities are valid, binding and enforceable under, and will not result in any violation of, PRC laws or regulations currently in effect. We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. See “Item 3.D—Key Information—Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the agreements that establish the structure for operating our business in China are not in compliance with applicable PRC laws and regulations, we could be subject to severe penalties” and “Item 3.D—Key Information—Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

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

Number of Student Enrollments

Our revenue growth is primarily driven by the increase in the number of student enrollments, which is directly affected by the number of our learning centers, the number and varieties of our courses and service offerings, including both our center-based and online courses offerings, our student retention rate, our ability to attract new students and the effectiveness of our cross-selling efforts.

In recent years, we have opened new learning centers to further penetrate our existing markets and enter new markets. The number of our learning centers grew from 98 in Beijing, Shanghai, Tianjin, Wuhan, Shenzhen and Guangzhou as of February 28, 2010, to 270 in Beijing, Shanghai, Shenzhen, Guangzhou, Tianjin, Wuhan, Chengdu, Nanjing, Xi’an, Hangzhou, Taiyuan, Chongqing, Suzhou and Zhengzhou as of February 29, 2012. We plan to open additional learning centers in these above cities and explore opportunities to open learning centers in other targeted geographic markets in China in order to continue to attract new student enrollments.

In addition, in recent years, we have significantly expanded our course offerings to cover new subjects and additional grade levels. In Beijing, we grew from primarily offering tutoring classes in mathematics to becoming a comprehensive after-school tutoring service provider, covering all core subjects in China’s school curricula at each grade level of the K-12 system. We initially offered only small-class tutoring services, and then added personalized premium services in September 2007 and began offering online courses in January 2010. Our expansion of courses and service offerings allows us to better attract new students with different needs and provides us greater cross-selling opportunities with respect to our existing students.

Pricing

Our results of operations are also affected by the pricing for our tutoring services. We generally charge students based on the hourly rates of our courses and the total number of hours for all the courses taken by each student. We determine hourly rates for our courses primarily based on the demand for our courses, cost of our services, the geographic markets where the courses are offered, and the fees charged by our competitors for the same or similar courses. During the fiscal year ended February 28, 2011, we increased hourly rates for a portion of our small-class offerings in Beijing.  During the fiscal year ended February 29, 2012, we increased hourly rates and number of hours per course for a portion of our small class offerings.

Costs and Expenses

Our ability to maintain and increase profitability also depends on our ability to effectively control our costs and expenses. A significant component of our cost of revenues is compensation to our teachers. We offer competitive remunerations to our teachers in order to attract and retain top teaching talent. Fees and performance-linked bonuses to our teachers accounted for approximately 25%, 23% and 24% of our net revenues for the fiscal years ended February 28, 2010, February 28, 2011 and February 29, 2012, respectively. Another important component of our cost of revenues is rental expenses for our learning and service centers, which has ranged from approximately 14% to 15% of our net revenues in each of the three most recent fiscal years. For the fiscal years ended February 28, 2011 and February 29, 2012, we incurred share-based compensation expenses representing approximately 4.8% and 4.5%, respectively, of our net revenues, and we expect to continue to incur share-based compensation expenses in the future.

Our cost of revenues as a percentage of our total net revenues was 54.0%, 50.8% and 53.8% for the fiscal years ended February 28, 2010, February 28, 2011 and February 29, 2012, respectively. The decrease in our cost of revenues as a percentage of our total net revenues from fiscal year 2010 to fiscal year 2011 was largely a result of the increase in both hourly rate and the number of hours per class for many of our courses, which resulted in a higher revenue growth than the growth in compensation to our teachers, rental expenses and compensation to personnel providing educational service support. The increase in our cost of revenues as a percentage of our total net revenues from fiscal year 2011 to fiscal year 2012 was largely a result of the expansion of our physical network of learning centers and service centers and corresponding increase in teacher, staff, rental and other related costs incurred as part of the expansion of our business.

Our operating expenses include two key components, selling and marketing expenses and general and administrative expenses. Our total operating expenses as a percentage of our total net revenues was 23.7% , 26.2% and 34.4% for the fiscal years ended February 28, 2010, February 28, 2011 and February 29, 2012, respectively. Our selling and marketing expenses and our general and administrative expenses each grew over this time period. Our selling and marketing expenses grew primarily due to increases in our selling and marketing personnel and respective wage increases, share based compensation, office rental expenses, advertising expenses and office supplies. Our general and administrative expenses grew primarily due to increases in our general and administrative personnel, an increase in the average salaries and benefits provided to our general and administrative staff, share-based compensation, rental expenses and expenses in connection with being a public company. The growth of our selling and marketing expenses and our general administrative expenses during the past few years has also been a result of the expansion of our physical network of learning centers and service centers. Going forward, we expect that our total costs and expenses will continue to increase due to the expansion of our services and operations, as well as  costs and ongoing expenses associated with being a public company; however, such increase is likely to be partially offset by our increasing economies of scale and improved operating efficiency.

Key Components of Results of Operations

Net Revenues

In the fiscal years ended February 28, 2010, February 28, 2011 and February 29, 2012 we generated total net revenues of $69.3 million, $110.6 million and $177.5 million, respectively. We derive substantially all of our revenues from tutoring services, including small classes and personalized premium services.  Revenues generated from our online course offerings contributed 1.8% and 3.2% of our total net revenues in the fiscal years ended February 28, 2011 and February 29, 2012, respectively. Our revenues are presented net of business tax.

We generally collect course fees in advance, which we initially record as deferred revenues. We recognize course fees as revenues proportionately as the tutoring courses are delivered. We had deferred revenues in the amounts of $29.4 million, $50.7 million and $85.6 million as of February 28, 2010, February 28, 2011 and February 29, 2012, respectively.

Generally, for K-12 small-class courses consisting of more than seven classes per course, we offer tuition refunds for any remaining unattended classes to students who decide to withdraw from a course, provided that the course is less than two-thirds completed at the time of withdrawal. For preschool small-class courses, if a student withdraws and the course is less than one-third completed at the time of withdrawal, we offer a refund of 60% of the courses fees received from the student. If over one-third of the course is completed, no refund will be provided. For personalized premium services, a student can withdraw at any time and receive a refund for the undelivered classes. Refunds are recorded as deductions to deferred revenues. For online courses, we offer refunds to the students who decide to withdraw from the subscribed courses within the course offer period, which generally ranges from one month to six months, and a proportional refund based on the percentage of untaken courses to the total courses offered

Cost of Revenues and Operating Expenses

The following table sets forth, for the periods indicated, our cost of revenues and operating expenses, in absolute amounts and as percentages of the total net revenues:

	For the Year Ended February 28/29,
	2010		2011		2012
	$	%	$	%	$	%
	(in thousands of $, except percentages)
Net revenues	$69,289	100.0%	$110,588	100.0%	$177,520	100.0%
Total cost of revenues(1)	(37,434)	(54.0)	(56,143)	(50.8)	(95,587)	(53.8)
Operating expenses:
Selling and marketing(2)	(5,591)	(8.1)	(9,935)	(9.0)	(23,166)	(13.0)
General and administrative(3)	(10,854)	(15.7)	(19,085)	(17.2)	(37,815)	(21.3)
Impairment losses on intangible assets and goodwill	—	—	—	—	(140)	(0.1)
Total operating expenses	$(16,445)	(23.8)%	$(29,020)	(26.2)%	$(61,121)	(34.4)%

(1)               Includes share-based compensation expenses of $nil, $0.5 million and $0.4 million for the fiscal years ended February 28, 2010, February 28, 2011 and February 29, 2012, respectively.

(2)               Includes share-based compensation expenses of $nil, $1.0 million and $1.5 million for the fiscal years ended February 28, 2010, February 28, 2011 and February 29, 2012, respectively.

(3)               Includes share-based compensation expenses of $nil, $3.8 million and $6.0 million for the fiscal years ended February 28, 2010, February 28, 2011 and February 29, 2012, respectively.

Cost of Revenues

Our cost of revenues primarily consists of teaching fees and performance-linked bonuses for our teachers and rental cost for our learning centers and service centers, compensation to personnel providing educational service support, and to a lesser extent, depreciation and amortization of property and equipment used in the provision of educational services, costs of course materials, and other office supplies. We expect our cost of revenues to increase as we further expand our network and operations by opening new learning centers and service centers and hiring additional teachers.

Operating Expenses

Our operating expenses consist primarily of selling and marketing expenses and general and administrative expenses.

Our selling and marketing expenses primarily consist of compensation to our personnel involved in sales and marketing, expenses relating to our marketing and branding promotion activities, rental and utilities expenses relating to selling and marketing functions and, to a lesser extent, depreciation and amortization of property and equipment used in our selling and marketing activities. In anticipation of future growth, we increased the number of personnel in our selling and marketing functions in fiscal years 2010, 2011 and 2012, which contributed to an increase in selling and marketing expenses as a percentage of net revenues from 8.1% in the fiscal year ended February 28, 2010 to 9.0% in the fiscal year ended February 28, 2011 and to 13.0% for the fiscal year ended February 29, 2012. We expect that our selling and marketing expenses will continue to increase as we expand the breadth of our product offerings and geographic locations.

Our general and administrative expenses primarily consist of compensation paid to our management and administrative personnel, costs of third-party professional services, rental and utilities expenses relating to office and administrative functions, and, to a lesser extent, depreciation and amortization of property and equipment used in our administrative activities. Our general and administrative expenses as a percentage of our total net revenues increased from 15.7% in the fiscal year ended February 28, 2010 to 17.2% in the fiscal year ended February 28, 2011 and to 21.3% for the fiscal year ended February 29, 2012. We expect that our general and administrative expenses will increase in the near term as we hire additional personnel and incur additional expenses in connection with the expansion of our business operations, with our having become a publicly traded company, enhancing our internal controls and providing share-based compensation to our employees.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Each of our Hong Kong subsidiaries, namely Xueersi Hong Kong and Yidu Technology Group Limited, or Yidu Technology, is subject to Hong Kong profits tax on its activities conducted in Hong Kong. No provision for Hong Kong Profits tax has been made in our consolidated financial statements, as Xueersi Hong Kong and Yidu Technology have no assessable income for the fiscal years ended February 28, 2010, February 28, 2011 and February 29, 2012.

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

Xueersi Education, one of our Variable Interest Entities, was qualified as a “High and New Technology Enterprise” under the EIT Law effective January 1, 2008 and therefore was qualified for a preferential tax rate of 15%. From January 1, 2011, Xueersi Education is eligible for re-examination of High and New Technology Enterprise status at a preferential tax rate of 15% until the end of calendar year of 2013. In addition, since Xueersi Education is located in a high and new technology industrial zone in Beijing and qualified as a High and New Technology Enterprise, it was entitled to a three-year exemption from the enterprise income tax from calendar year 2006 to 2008 and a further tax reduction to a rate of 7.5% from calendar year 2009 to 2011. Our wholly owned subsidiary, TAL Beijing, was qualified as a “Newly Established Software Enterprise” under the EIT Law and therefore entitled to a two-year exemption from the enterprise income tax from calendar year 2009 to 2010 and a further tax reduction to 50% of the applicable rate from calendar year 2011 to 2013.  Our wholly owned subsidiary, Yidu Huida, was qualified as a “Newly Established Software Enterprise” under the EIT Law, and therefore is entitled to a two-year exemption from the enterprise income tax from calendar year 2011 to 2012 and a further tax reduction to 50% of the applicable rate from calendar year 2013 to 2015.

Preferential tax treatments granted to our Consolidated Affiliated Entities in the PRC by local governmental authorities are subject to review and may be adjusted or revoked at any time. The discontinuation of any preferential tax treatments currently available to us, will cause our effective tax rate to increase, which could have a material adverse effect on our results of operations.

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

Discontinued Operations

In order to focus our operations on Wuhan School, in October 2010, we decided to exit our operations of Qianjing School and Jianli School. As a result, the businesses of Qianjiang School and Jianli School are accounted for as discontinued operations for all periods in our consolidated financial statements. A $128,522 impairment loss for the goodwill and a $53,122 impairment loss for the intangible assets of the two schools were recognized in the operating results of discontinued operations in the year ended February 28, 2011. By the fiscal year ended February 28, 2011, the liquidation process of the two schools had been completed and there were no remaining assets or liabilities associated with discontinued operations in the accompanying consolidated balance sheet at February 28, 2011. The gain or loss from the liquidation process of these two schools was immaterial. For the fiscal years ended February 28, 2010 and 2011, our discontinued operations in aggregate had a net income of $0.04 million and a net loss of $0.3 million, respectively.

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

Revenue recognition

We derive substantially all of our revenues from tutoring services, including small classes (which includes preschool courses), personalized premium services and online education services.

Tuition revenue is generally collected in advance and is initially recorded as deferred revenue. Tuition revenue is then recognized proportionately as the tutoring classes are delivered.

A typical K-12 small-class course consists of 15 to 16 classes during each of the school semesters and seven to 15 classes during each of the summer and winter breaks. Generally, K-12 for small-class courses consisting of more than seven classes per course, we offer refunds for any remaining classes to students who decide to withdraw from a course, provided the course is less than two-thirds completed at the time of withdrawal. After two-thirds of a course is delivered, no refund is allowed. For K-12 small-class courses with less than seven classes, no refund will be provided after the commencement of the courses. For preschool small-class courses, we offer refunds of 60% of courses fees received to students if the course is less than one-third completed at the time of withdrawal. If over one-third of the course is completed, no refund will be provided. For personalized premium services, a student can withdraw at any time and receive a refund for the undelivered classes. We have not experienced significant refunds on recognized revenues in the past.

We offer coupons to attract both existing and prospective students to enroll in our courses. The coupon has a fixed dollar amount and can only be redeemed against a future course. The coupon value, when utilized by an enrolling student, is accounted for as a reduction of revenue when the relevant revenue is recognized in the consolidated statements of operations.

We began to offer online courses to students in 2010. Students enroll for online courses through the use of prepaid study cards or payment to online accounts. The proceeds collected from the online course education are initially recorded as deferred revenue. Revenues are recognized on a straight line basis over the subscription period from the date in which the students activate the courses to the date in which the subscribed courses end.  A proportional refund, based on the percentage of untaken courses to the total courses offered, is provided to students who decide to withdraw from the subscribed courses within the course offer period, which generally ranges from one month to six months.

We sell educational materials to students at our learning centers. Revenue is recognized when a service contract is signed, the price is fixed or determinable, the educational content or other educational materials are delivered, and collection of the receivables is reasonably assured.

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

We made five small business acquisitions in selected new geographic markets in 2008, namely: (i) the purchase of a  business in Tianjin in March 2008 for consideration of $0.2 million; (ii) the acquisition of Hubei Jianli Hafu English Training School, or Jianli School, in July 2008 for consideration $0.2 million; (iii) the acquisition of Hubei Qianjiang Xiaohafu English Training School, or Qianjing School, in July 2008 for consideration $0.2 million; (iv) the acquisition of Wuhan Jianghan District Xueersi Training School, or Wuhan Jianghan School, in July 2008 for consideration $1.6 million; and (v) the acquisition of Shanghai Lehai Science and Technology Information Co., Ltd., or Shanghai Lehai, and its 100% owned subsidiaries in Shanghai in August 2008 for total consideration of $1.0 million.

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

Foreseeing the deterioration of their operations, we recorded further impairment loss for goodwill in respect of (i) Qianjiang School and Jianli School in the amount of $0.1 million in the fiscal year ended February 28, 2011 and (ii) Tianjin Branch in the amount of $0.1 million in the fiscal year ended February 29, 2012. We liquidated Qianjiang School and Jianli School in the fiscal year ended February 28, 2011.

As noted above, we tested goodwill impairment in the only two reporting units carrying assigned goodwill, namely Wuhan Jianghan School and Shanghai Lehai, as of February 29, 2012. Jianli School and Qianjiang School which previously carried goodwill were disposed in the year ended February 28, 2011.  In addition, in the fiscal year ended February 29, 2012, we recognized a goodwill impairment loss of $0.1 million relating to a purchase of a business in Tianjin in March 2008.

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. We have concluded that there are no significant uncertain tax positions requiring recognition in financial statements for the years ended February 28, 2010, February 28, 2011 and February 29, 2012. We did not incur any interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. We have no material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods.

According to the PRC Tax Administration and Collection Law, the applicable tax authorities may require the taxpayer or the withholding agent to make delinquent tax payments within three years if an underpayment of taxes results from the tax authority’s act or error. No late payment surcharge will be assessed under such circumstances.  The statute of limitation is three years if the underpayment of taxes is due to the computational errors made by the taxpayer or the withholding agent.  Late payment surcharge will be assessed in such case.  The statute of limitation will be extended to five years under special circumstances which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a “special circumstance”).  Under the Implementing Rules of the EIT Law, the statute of limitations for transfer pricing related issues is ten years. Under the PRC Tax Administration and Collection Law, the statute of limitations for transfer pricing related issues is three years, provided that in special circumstances which are not clearly defined the statute of limitations is ten years.  There is no statute of limitation in the case of tax evasion.

Xueersi Education, one of our Variable Interest Entities, was qualified as a “High and New Technology Enterprise,” under the EIT Law effective January 1, 2008 and therefore was qualified for a preferential tax rate of 15%. In addition, since Xueersi Education is located in a high and new technology industrial zone in Beijing and qualified as a High and New Technology Enterprise, it was entitled to a three-year exemption from the enterprise income tax from calendar year 2006 to 2008 and a further tax reduction to a rate of 7.5% from calendar year 2009 to 2011. From January 1, 2011, Xueersi Education is eligible for re-examination of High and New Technology Enterprise status at a preferential tax rate of 15% until the end of calendar year of 2013.   Our wholly owned subsidiary, TAL Beijing, was qualified as a “Newly Established Software Enterprise” under the EIT Law and therefore entitled to a two-year exemption from the enterprise income tax from calendar year 2009 to 2010 and a further tax reduction to 50% of the applicable rate from calendar year 2011 to 2013. Our wholly owned subsidiary, Yidu Huida, has qualified as a “Newly Established Software Enterprise” under the EIT Law and is entitled to a two-year exemption from the enterprise income tax from calendar year 2011 to 2012 and a further tax reduction to 50% of the applicable rate from calendar year 2013 to 2015.

Uncertainties exist with respect to how the EIT Law applies to our overall operations, and more specifically, with regard to our tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their “de facto management bodies” are within the PRC. The Implementation Rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of the PRC should be treated as residents under the EIT Law. In addition, we are not aware of any offshore holding companies with a similar corporate structure as the Company’s ever having been deemed to be PRC “resident enterprises” by the PRC tax authorities. Therefore, we believe that none of TAL Group, Xueersi Hong Kong, Yidu Technology Group or Yidu Technology should be treated as a “resident enterprise” for PRC tax purposes. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities, there are uncertainties and risks associated with this issue. See “Item 3D.—Key Information—Risk Factors—

Risks Related to Doing Business in China—Under the EIT Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Fair Value of Our Common Shares and Share-Based Compensation

In June 2010, we adopted the 2010 Share Incentive Plan. The plan permits the grant of options to purchase Class A common shares, share appreciation rights, restricted shares, restricted share units, dividend equivalent rights and other instruments as deemed appropriate by the administrator under the plans. The maximum aggregate number of Class A common shares that may be issued pursuant to all awards under the plan is 18,750,000 Class A common shares. We have granted 12,851,400 shares as of June 20, 2012, among which, 5,419,000 shares were granted on July 26, 2010 and the remaining were granted after the closing of our initial public offering to some of our directors, executive officers and employees. These restricted shares will vest in accordance with the vesting schedule set out in the respective restricted share agreements with the grantees, which mainly ranges from one to eleven years.

We recognize share-based compensation expenses based on the fair value of equity awards on the date of the grant, using a straight-line method over the requisite service periods of the awards, which are generally the vesting periods.

Prior to our initial public offering in October 2010, we did not have quoted market prices for our Class A common shares. Accordingly, during that time we had to make an estimate of the fair value of our Class A common shares for the purposes of determining the fair value of our Class A common shares on the date of grant of share-based compensation awards to our employees. The estimated fair value of our Class A common shares was $4.05 per share as of July 26, 2010. We principally used the market approach. We considered the estimated initial public offering price of $9.00 per ADS (or $4.50 per Class A common share), the middle point of range shown on the front cover page of our preliminary prospectus dated October 6, 2010 and applied discount for lack of marketability, or DLOM, to reflect the fact that at that time there was no ready public market for our shares as we were a closely held private company. The DLOM of 10% applied for valuation of our Class A common shares as of July 26, 2010 was determined with the assistance of American Appraisal using the Black-Scholes option pricing model. Under the option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine DLOM.

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

	For the Year Ended February 28/29,
	2010		2011		2012
	$	%	$	%	$	%
	(in thousands of $, except percentages)
Net revenues	$69,289	100.0%	$110,588	100.0%	$177,520	100.0%
Cost of revenues(1)	(37,434)	(54.0)	(56,143)	(50.8)	(95,587)	(53.8)
Gross profit	31,855	46.0	54,445	49.2	81,933	46.2
Operating expenses
Selling and marketing(2)	(5,591)	(8.1)	(9,935)	(9.0)	(23,166)	(13.0)
General and administrative(3)	(10,854)	(15.7)	(19,085)	(17.2)	(37,815)	(21.3)
Impairment losses on intangible assets and goodwill	—	—	—	—	(140)	(0.1)
Total operating expenses	(16,445)	(23.8)	(29,020)	(26.2)	(61,121)	(34.4)
Government subsidies	—	—	149	0.1	213	0.0
Income from operations	15,410	22.2	25,574	23.1	21,025	11.8
Interest income, net	283	0.4	1,288	1.2	3,500	2.0
Other (expenses) / income	(124)	(0.1)	1	—	4,180	2.3
Gain from sales of available-for-sale securities	—	—	6	0.0	—	—
Gain on extinguishment of liabilities	—	—	134	0.1	—	—
Impairment loss on long-term investment	—	—	—	—	(235)	(0.1)
Income before income tax provision	15,569	22.5	27,003	24.4	28,470	16.0
Provision for income tax	(1,365)	(2.0)	(2,628)	(2.4)	(4,156)	(2.3)
Net income/(loss) from discontinued operations, net of tax	41	0.1	(334)	(0.3)	—	—
Net income	$14,245	20.6%	$24,041	21.7%	$24,314	13.7%

(1)               Includes share-based compensation expenses of $nil, $0.5 million and $0.4 million for the fiscal years ended February 28, 2010, February 28, 2011 and February 29, 2012, respectively.

(2)               Includes share-based compensation expenses of $nil, $1.0 million and $1.5 million for the fiscal years ended February 28, 2010, February 28, 2011 and February 29, 2012, respectively.

(3)               Includes share-based compensation expenses of $nil, $3.8 million and $6.0 million for the fiscal years ended February 28, 2010, February 28, 2011 and February 29, 2012, respectively.

Fiscal Year Ended February 29, 2012 Compared to Fiscal Year Ended February 28, 2011

Net Revenues

Our total net revenues increased by 60.5% from $110.6 million for the fiscal year ended February 28, 2011 to $177.5 million for the fiscal year ended February 29, 2012. This increase was primarily due to the increase in both the number of total student enrollments and the average selling price per enrollment. Average selling prices increased by 13.1% from $227 per enrollment in the fiscal year ended February 28, 2011 to $257 per enrollment in the fiscal year ended February 29, 2012, primarily due to an increase in the hourly rate and number of hours per course for a portion of our small-class offerings. The number of total student enrollments grew from approximately 486,400 as of February 28, 2011 to approximately 690,300 as of February 29, 2012, while the number of learning centers increased from 132 to 270.  In addition, revenues from cities other than Beijing and Shanghai grew from $4.2 million, or 3.8% of our total net revenues for the fiscal year ended February 28, 2011 to $20.4 million, or 11.5% of our total net revenues for the fiscal year ended February 29, 2012.

Cost of Revenues

Our cost of revenues increased by 70.3% from $56.1 million for the fiscal year ended February 28, 2011 to $95.6 million for the fiscal year ended February 29, 2012. This increase was largely driven by teacher fees and performance-linked bonuses increasing from $25.6 million in the fiscal year ended February 28, 2011 to $42.1 million for the fiscal year ended February 29, 2012, primarily due to the number of our full-time teachers increasing from 1,169 for the fiscal year ending February 28, 2011 to 2,451 for the fiscal year ended February 29, 2012, as well as increases in average teacher fees and performance-linked bonuses.  The increase in full-time teachers was partially offset by a decline in part-time teachers from 1,610 to 1,455. Staff costs, which primarily consists of salaries, benefits and performance-linked bonuses for personnel providing educational service support, increased from $7.7 million for the fiscal year ended February 28, 2011 to $14.0 million for the fiscal year ended February 29, 2012, due to an increase in headcount by approximately 300 resulting from the expansion of our business and an increase in the average wages of our existing personnel providing educational service support. Rental costs for our facilities increased from $15.0 million in the fiscal year ended February 28, 2011 to $26.0 million for the fiscal year ended February 29, 2012 primarily due to our increasing the number of learning centers and service centers we lease from 132 and 108, respectively as of February 28, 2011, to 270 and 247, respectively, as of February 29, 2012. To a lesser extent, the increase in our cost of revenues was due to increases in the depreciation and amortization of our property and equipment, which was primarily a result of the expansion of our learning centers. Cost of revenues for the fiscal year ended February 29, 2012 included $0.4 million in share-based compensation expenses, as compared to $0.5 million for the fiscal year ended February 28, 2011.

Gross Profit

As a result of the foregoing, our gross profit increased by 50.5% from $54.4 million for the fiscal year ended February 28, 2011 to $81.9 million for the fiscal year ended February 29, 2012. Our gross profit margin was 46.2% for the fiscal year ended February 29, 2012, which decreased from 49.2% for the previous fiscal year. The decrease in our gross profit margin in the fiscal year ended February 29, 2012 was primarily due to an increase in cost of revenues in the fiscal year ended February 29, 2012 resulting from the expansion of our physical network of learning centers and service centers, and corresponding increase in teacher, staff, rental and other related costs incurred in this expansion of our business, which was greater than the increase in our revenues.

Operating Expenses

Our operating expenses increased by 110.6% from $29.0 million in the fiscal year ended February 28, 2011 to $61.1 million in the fiscal year ended February 29, 2012. This increase resulted from increases in both our selling and marketing expenses and general and administrative expenses in the fiscal year ended February 29, 2012.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 133.2% from $9.9 million in the fiscal year ended February 28, 2011 to $23.2 million in the fiscal year ended February 29, 2012. This increase was primarily due to salaries and benefits for our selling and marketing personnel increasing from $6.5 million in the fiscal year ended February 28, 2011 to $13.8 million in the fiscal year ended February 29, 2012, primarily due to an increase in the number of our sales and marketing personnel by approximately 350 and respective wage increases during the fiscal year ended February 29, 2012 to support a greater number of program and service offerings and larger learning center network, as well as advertising expenses for marketing promotion increasing from $0.6 million for the fiscal year ended February 28, 2011 to $3.8 million for the fiscal year ended February 29, 2012. Selling and marketing expenses for the fiscal year ended February 29, 2012 included $1.5 million in share-based compensation expenses, as compared to $1.0 million for the fiscal year ended February 28, 2011.

General and Administrative Expenses. Our general and administrative expenses increased by 98.1% from $19.1 million in the fiscal year ended February 28, 2011 to $37.8 million in the fiscal year ended February 29, 2012.

This increase was primarily due to salaries and benefits for our general and administrative personnel increasing from $10.8 million in the fiscal year ended February 28, 2011 to $22.6 million in the fiscal year ended February 29, 2012, primarily due to the number of our general and administrative employees having increased by approximately 450 to support our expanded operations and an increase in the average salaries and benefits provided to our general and administrative staff.  In addition, professional services fees increased from $2.0 million in the fiscal year ended February 28, 2011 to $4.0 million in the fiscal year ended February 29, 2012, primarily due to the payment of certain management consulting fees.  Rental expenses for office space for general corporate and administrative related functions increased from $1.9 million in the fiscal year ended February 28, 2011 to $3.3 million in the fiscal year ended February 29, 2012, primarily due to our renting additional facilities to support the expansion of our business.  General and administrative expenses for the fiscal year ended February 29, 2012 included $6.0 million in share-based compensation expenses, as compared to $3.8 million for the fiscal year ended February 28, 2011.

Impairment Losses on Intangible Assets and Goodwill. In the fiscal year ended February 29, 2012, we recognized a $139,660 impairment loss for goodwill, as compared to a $128,522 impairment loss for goodwill and $53,122 impairment loss for intangible assets which were recorded in operating results of discontinued operations in the fiscal year ended February 28, 2011.

Interest Income, Net

We had an interest income, net of $3.5 million for the fiscal year ended February 29, 2012, compared to $1.3 million for the fiscal year ended February 28, 2011. Our interest income, net in both years consisted primarily of interest earned on our cash and cash equivalents deposited in commercial banks.

Government Subsidies

We had government subsidies of $0.2 million for the fiscal year ended February 29, 2012, compared to $0.1 million for the fiscal year ended February 28, 2011. The government subsidies in the fiscal year ended February 29, 2012 was mainly attributable to a government grant we received relating to local business incentives, and the government subsidiaries in the fiscal year ended February 28, 2011 was attributable to a government grant relating to our initial public offering in October 2010.

Other (Expenses) / Income

We had $4.2 million of other income for the fiscal year ended February 29, 2012, compared to immaterial other income for the fiscal year ended February 28, 2011. Our other income in fiscal year 2012 was primarily attributable to a foreign exchange gain.

Gain on Extinguishment of Liabilities

Gain on extinguishment of liabilities was $nil for the fiscal year ended February 29, 2012, as compared to a $0.1 million gain for the fiscal year ended February 28, 2011 as a result of an acquisition payable for our Wuhan Jianghan School being waived.

Provision for Income Tax

Our provision for income tax increased by 58.2% from $2.6 million in the fiscal year ended February 28, 2011 to $4.2 million in the fiscal year ended February 29, 2012, primarily due to the exemption period of TAL Beijing having expired in calendar year 2010.  Beginning in calendar year 2011, TAL Beijing has become subject to a still preferential, but higher tax rate. Our effective tax rate increased from 9.7% for the fiscal year ended February 28, 2011 to 14.6% for the fiscal year ended February 29, 2012.

Net Income / (Loss) from Discontinued Operations, Net of Tax

In the fiscal year ended February 28, 2011, we had a net loss of $0.3 million from discontinued operations, net of tax, as compared to $nil in the fiscal year ended February 29, 2012.  The net loss from discontinued operations, net of tax in the fiscal year ended February 28, 2011 reflected the operating results of Qianjiang School and Jianli School, which we liquidated during the fiscal year ended February 28, 2011.

Net Income

As a result of the foregoing, our net income increased by 1.1% from $24.0 million for the fiscal year ended February 28, 2011 to $24.3 million for the fiscal year ended February 29, 2012.

Fiscal Year Ended February 28, 2011 Compared to Fiscal Year Ended February 28, 2010

Net Revenues

Our total net revenues increased by 59.6% from $69.3 million for the fiscal year ended February 28, 2010 to $110.6 million for the fiscal year ended February 28, 2011. This increase was primarily due to the increase in both the number of total student enrollments and the average selling price per enrollment. Average selling prices increased by 24.7% from $182 per enrollment in fiscal year 2010 to $227 per enrollment in fiscal year 2011, primarily due to the increase in both hourly rate and the number of hours per class for many of our courses. The number of total student enrollments grew from approximately 382,500 as of February 28, 2010 to approximately 486,400 as of February 28, 2011, while the number of learning centers increased from 98 to 132.

Cost of Revenues

Our cost of revenues increased by 50.0% from $37.4 million for the fiscal year ended February 28, 2010 to $56.1 million for the fiscal year ended February 28, 2011. This increase was primarily due to teacher fees and performance-linked bonuses increasing from $17.4 million in the fiscal year ended February 28, 2010 to $25.6 million for the fiscal year ended February 28, 2011, due to the number of our full-time teachers increasing from 647 for the fiscal year ending February 28, 2010 to 1,169 for the fiscal year ended February 28, 2011, partially offset by a decline in the number of contract teachers from 2,460 for the fiscal year ended February 28, 2010 to 1,610 for the fiscal year ended February 28, 2011. We also experienced increases in the average teacher fees and performance-linked bonus per teacher as compared to the previous fiscal year. Staff costs, which primarily consist of salaries and benefits for personnel providing educational service support increased from $4.6 million in the fiscal year ended February 28, 2010 to $7.7 million for the fiscal year ended February 28, 2011, due to an increase in headcount resulting from the expansion of our business and an increase in average wages for our existing personnel providing educational service support. Rental costs for our facilities increased from $10.0 million in the fiscal year ended February 28, 2010 to $15.0 million for the fiscal year ended February 28, 2011 primarily due to our increasing the number of learning centers and service centers we lease from 98 and 80, respectively as of February 28, 2010, to 132 and 108, respectively, as of February 28, 2011. To a lesser extent, the increase in our cost of revenues was due to increases in our depreciation and amortization of property and equipment, which is a result of the expansion of our learning centers and upgrading of our classroom facilities technology systems, and an increase in office supply expenses. Cost of revenues for the fiscal year ended February 28, 2011 also included $0.5 million in share-based compensation expenses.

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

General and Administrative Expenses. Our general and administrative expenses increased by 75.8% from $10.9 million in the fiscal year ended February 28, 2010 to $19.1 million in the fiscal year ended February 28, 2011. This increase was primarily due to salaries and benefits for our general and administrative personnel increasing from $4.9 million in the fiscal year ended February 28, 2010 to $10.8 million in the fiscal year ended February 28, 2011, primarily due to the number of our general and administrative employees having increased to support our expanded operations and increases in the average compensation per general and administrative staff, including $3.8 million in share-based compensation expenses for the fiscal year ended February 28, 2011. Rental expenses for office space for general corporate and administrative related functions increased from $1.2 million in the fiscal year ended February 28, 2010 to $1.9 million in the fiscal year ended February 28, 2011, due to our renting additional facilities to support the expansion of our business. In addition, professional expenses increased from $1.6 million in the fiscal year ended February 28, 2010 to $2.0 million for the fiscal year ended February 28, 2011, primarily due to expenses after our initial public offering which closed in October 2010.

Impairment Losses on Intangible Assets and Goodwill. In the year ended February 28, 2011, a $128,522 impairment loss for the goodwill and a $53,122 impairment loss for the intangible assets were recorded in operating results of discontinued operations. Besides that, no impairment loss on goodwill or intangible assets was recognized in the fiscal years ended February 28, 2010 and 2011.

Interest Income, Net

We had an interest income, net of $1.3 million for the fiscal year ended February 28, 2011, compared to $0.3 million for the fiscal year ended February 28, 2010. Our interest income, net in both years consisted primarily of interest earned on our cash and cash equivalents deposited in commercial banks, partially offset by interest expense from a convertible loan we took out in January 2010 and repaid in November 2010.

Government Subsidies

We had government subsidies of $0.1 million for the fiscal year ended February 28, 2011, compared to $nil for the fiscal year ended February 28, 2010. The government subsidies were attributable to a government grant relating to our initial public offering in October 2010.

Other (Expenses) / Income

We had immaterial other income (expense) for the fiscal year ended February 28, 2011, compared to other expense of $0.1 million for the fiscal year ended February 28, 2010. Our other expenses in fiscal year 2010 were primarily attributable to our charitable donations to promote public education in rural areas.

Impairment Loss on Available-for-Sale Securities

Our impairment loss on available-for-sale securities was $nil for the fiscal years ended February 28, 2010 and 2011.

Gain on Extinguishment of Liabilities

We recognized a $0.1 million gain on extinguishment of liabilities for the fiscal year ended February 28, 2011 as a result of an acquisition payable for our Wuhan Jianghan School being waived. We had $nil gain on extinguishment of liabilities for the fiscal year ended February 28, 2010.

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

Inflation

According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index in China for February 2010, 2011 and 2012 were increases of 2.7%, 4.9% and 3.2%, respectively. Inflation has had some impact on our operations in recent years, in the form of higher salaries for our teachers and other staff and higher rental payments for certain of the office space and service center and learning center space we lease.  We can provide no assurance that we will not continue to be affected in the future by higher rates of inflation in China, or that we will be able to adjust our tuition rates to mitigate the impact of inflation on our results of operations.

Recent Accounting Pronouncements

In June 2011, the FASB issued an authoritative pronouncement to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. These amendments do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the amendments are effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued an authoritative pronouncement, deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income in accounting standards update. This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before update the pronouncement issued in June 2011. We do not expect the adoption of this pronouncement to have a significant effect except for the presentation of comprehensive income on our consolidated financial statements.

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The guidance permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued. We do not expect the adoption of this pronouncement to have a significant effect on our consolidated financial statements.

In December 2011, the FASB issued an authoritative pronouncement related to Disclosures about Offsetting Assets and Liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. We do not expect the adoption of this pronouncement to have a significant effect on our consolidated financial statements.

B.                                    Liquidity and Capital Resources

Cash Flows and Working Capital

In recent years, we have financed our operations and the expansion of our business primarily through cash flows from operations and proceeds from our initial public offering in October 2010. As of February 29, 2012, we had $188.6 million in cash and cash equivalents, $10.3 million in bank term deposits and no bank borrowings. Our cash and cash equivalents consist of cash on hand and bank deposits that are placed with banks and other financial institutions and which are either unrestricted as to withdrawal or use, or have maturities of three months or less.

Although we consolidate the results of Xueersi Education and Xueersi Network and their respective subsidiaries and schools, and we will in the future consolidate the results of Beijing Dongfangrenli, our access to the cash balances or future earnings of Xueersi Education, Xueersi Network and Beijing Dongfangrenli and their respective subsidiaries and schools, as applicable, is only through our contractual arrangements with Xueersi Education, Xueersi Network, Beijing Dongfangrenli and their respective shareholders, subsidiaries and schools. See “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

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

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended February 28/29,
	2010	2011	2012
	(in thousands of $)
Net cash provided by operating activities	$27,175	$53,823	$73,398
Net cash used in investing activities	(5,250)	(29,568)	(59,095)
Net cash (used in) / provided by financing activities	(903)	96,613	(470)
Effect of foreign exchange rate changes	37	1,545	1,582
Net increase in cash and cash equivalents	21,059	122,413	15,415
Cash and cash equivalents at the beginning of the period	29,693	50,752	173,165
Cash and cash equivalents at end of the period	$50,752	$173,165	$188,580

Operating Activities

Net cash provided by operating activities amounted to $73.4 million in the fiscal year ended February 29, 2012, as compared to $53.8 million in the fiscal year ended February 28, 2011. Net cash provided by operating activities in the fiscal year ended February 29, 2012 reflected net income of $24.3 million, adjusted by certain non-cash expenses, including depreciation of property and equipment of $5.2 million, amortization of intangible assets of $0.5 million and share-based compensation expenses of $7.9 million. Additional major factors affecting operating cash flow in the fiscal year ended February 29, 2012 included an increase in deferred revenues in the amount of $34.9 million due to the increased amount of course fees received during the period, an increase in accrued expenses and other current liabilities of $7.3 million, primarily due to an increase in accrued employee salary expenses and welfare benefits, an increase in our prepaid expenses and other current assets in the amount of $4.3 million, and a decrease in our income tax payable in the amount of $2.2 million.

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

Net cash provided by operating activities amounted to $27.2 million in the fiscal year ended February 28, 2010. Net cash provided by operating activities in the fiscal year ended February 28, 2010 reflected net income of $14.2 million, adjusted by a non-cash charge of $2.1 million, which included depreciation of property and equipment of $1.3 million and amortization of intangible assets of $0.8 million. Additional major factors affecting operating cash flow in the fiscal year ended February 28, 2010 included an increase in deferred revenues in the amount of $11.3 million due to the increased amount of course fees received during the period, an increase in rental deposits in the amount of $1.2 million as a result of the additional premises we rented for our offices, learning centers and other services, an increase in accrued expenses and other current liabilities in the amount of $3.2 million in connection with accrued payroll and bonus and other taxes payables, and the decrease in our income tax payable in the amount of $2.1 million.

Investing Activities

Our cash used in investing activities is primarily related to purchase of office space, leasehold improvements, investments in equipment, technology and operating systems, investments in certain available-for-sale securities and term deposits, intangible assets and acquisitions.

Net cash used in investing activities amounted to $59.1 million in the fiscal year ended February 29, 2012, as compared to $29.6 million in the fiscal year ended February 28, 2011. Net cash used in investing activities in the fiscal year ended February 29, 2012 primarily related to purchase of property and equipment of $72.6 million, which mainly related to the purchase of approximately 7,582 square meters of building space in Beijing in the amount of $62.5 million, and $1.9 million in purchases of intangible assets, which mainly related to the prepayment for English language education materials co-developed with McGraw Hill, partially offset by $15.5 million in proceeds from term deposits in commercial banks.

Net cash used in investing activities amounted to $29.6 million in the fiscal year ended February 28, 2011, as compared to $5.3 million in the fiscal years ended February 28, 2010. Net cash used in investing activities in the fiscal year ended February 28, 2011 primarily related to investments in term deposits in commercial banks in the amount of $25.9 million and leasehold improvements and purchases of computers, network equipment and software in the amount of $5.2 million in connection with the expansion of our network of learning centers and service centers, offset in part by sales of available-for-sale securities in the amount of $1.5 million.

Net cash used in investing activities amounted to $5.3 million in the fiscal year ended February 28, 2010. Net cash used in investing activities in the fiscal year ended February 28, 2010 primarily related to (i) leasehold improvements and purchases of equipment in the amount of $3.8 million in connection with the expansion of our network of learning centers and service centers, and (ii) our investment in the securities of a mutual fund in the amount of $1.5 million.

Financing Activities

Our financing activities consisted of proceeds of our initial public offering, a convertible loan, capital contributions from our founding shareholders, distributions and dividends to shareholders and acquisitions.

Net cash used in financing activities amounted to $0.5 million in the fiscal year ended February 29, 2012, as compared to net cash provided by financing activities in the amount of $96.6 million in the fiscal year ended February 28, 2011. Net cash used in financing activities in the fiscal year ended February 29, 2012 was attributable to a $0.4 million payment of issuance cost in connection with our initial public offering and a $0.1 million payment for previous acquisition.

Net cash provided by financing activities amounted to $96.6 million in the fiscal year ended February 28, 2011, as compared to net cash used in financing activities in the amount of $0.9 million in the fiscal year ended February 28, 2010. Net cash provided by financing activities in the fiscal year ended February 28, 2011 was primarily attributable to $129.4 million in proceeds from our initial public offering of American depositary shares on the New York Stock Exchange, which closed in October 2010, offset in part by $2.1 million payment of expenses related to initial public offering, and a $30.0 million cash dividend in November 2010 paid to our shareholders of record as of September 29, 2010.

Net cash used in financing activities amounted to $0.9 million in the fiscal year ended February 28, 2010. Net cash used in financial activities in the fiscal year ended February 28, 2010 was primarily attributable to the distribution payment by our Consolidated Affiliated Entity in the amount of $1.4 million to its shareholders in connection with our corporate reorganization, our acquisition activities in the amount of $0.2 million, partially offset by the $0.5 million proceeds from a convertible loan and $0.2 million of capital contributions by our founding shareholders.

Holding Company Structure

Overview

We are a holding company with no material operations of our own. Aside from our personalized premium services conducted by our PRC subsidiary Huanqiu Zhikang, we conduct substantially all of our education business in China through contractual arrangements between our company, TAL Beijing, which is our wholly-owned PRC subsidiary, Xueersi Education, Xueersi Network and Beijing Dongfangrenli, which are or will be, our Consolidated Affiliated Entities in China, and the respective subsidiaries, schools and shareholders of each of Xueersi Education, Xueersi Network and Beijing Dongfangrenli. See “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities” for a summary of these contractual arrangements.  In the fiscal years ended February 28, 2010, February 28, 2011 and February 29, 2012, our Consolidated Affiliated Entities contributed 99.3%, 87.4% and 80.3%, respectively, of our total net revenues, and Huanqiu Zhikang contributed 0.7%, 12.6% and 19.7%, respectively, of our total net revenues.

Conducting most of our operations through contractual arrangements with our Consolidated Affiliated Entities in China entails a risk that we may lose effective control over our Consolidated Affiliated Entities, which may result in our being unable to consolidate their financial results with our results and may impair our access to their cash flow from operations and thereby reduce our liquidity.  See “Item 3.D—Risk Factors—Risks Related to Our Corporate Structure” for more information, including the risk factors titled “If the PRC government determines that the agreements that establish the structure for operating our business in China are not in compliance with applicable PRC laws and regulations, we could be subject to severe penalties” and “We rely on contractual arrangements with our Consolidated Affiliated Entities for our China operations, which may not be as effective in providing operational control as direct ownership.”

Dividend Distributions

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends upon dividends and other distributions paid to us by our PRC subsidiaries.  The amount of dividends paid by our PRC subsidiaries to us primarily depends on the service fees paid to our PRC subsidiaries from our Consolidated Affiliated Entities, and, to a lesser degree, our PRC subsidiaries’ retained earnings.  In the fiscal years ended February 28, 2010, February 28, 2011 and February 29, 2012, TAL Beijing and its designated PRC subsidiaries collectively charged $9.9 million, $23.1 million and $35.3 million in service fees, respectively, to our Consolidated Affiliated Entities.

Under PRC law, each of our PRC subsidiaries and Consolidated Affiliated Entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital and to further set aside a portion of its after-tax profit to fund the reserve fund at the discretion of our board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.  In addition, at the end of each fiscal year, each of the private schools our company owns in China is required to allocate a certain amount out of its annual net income, if any, to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment.  For our three private schools which have elected to require reasonable returns, this amount shall be no less than 25% of the annual net income of the school, and for our 11 private schools which have elected not to require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school, if any.  Our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

Pursuant to contractual arrangements that TAL Beijing has with each of Xueersi Education, Xueersi Network and Beijing Dongfangrenli, the earnings and cash of each of Xueersi Education, Xueersi Network and Beijing Dongfangrenli (including dividends received from their respective subsidiaries and schools) are used to pay service fees in RMB to TAL Beijing or its designated affiliates, in the manner and amount set forth in these agreements. After paying the applicable withholding taxes, making appropriations for its statutory reserve requirement and retaining any profits from accumulated profits, the remaining net profits of TAL Beijing and its designated affiliates would be available for distribution to Xueersi Hong Kong, the sole shareholder of our PRC subsidiaries, and from Xueersi Hong Kong to our company, as we are the sole shareholder of Xueersi Hong Kong. As of February 29, 2012, the net assets of our PRC subsidiaries and Consolidated Affiliated Entities which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate $20.9 million, and the net assets of our PRC subsidiaries and Consolidated Affiliated Entities which were unrestricted and thus available for distribution was in aggregate $79.5 million.

We do not believe that these restrictions on the distribution of our net assets will have a significant impact on our ability to timely meet our financial obligations in the future.  See “Item 3.D—Risk Factors—Risks Related to Doing Business in China—We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could limit our ability to pay dividends to holders of our ADSs and common shares” for more information.

Furthermore, cash transfers from our PRC subsidiaries to Xueersi Hong Kong are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and our Consolidated Affiliated Entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3.D—Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.”

Capital Expenditures

In recent years, our primary capital expenditures have been purchase of office space, leasehold improvements, investments in computers, network equipment, software, facilities, intangible assets and business acquisitions. Our capital expenditures were $3.8 million, $5.2 million and $74.3 million in the fiscal years ended February 28, 2010, February 28, 2011 and February 29, 2012, respectively, representing 5.5%, 4.7% and 41.8% of our total net revenues in such year, respectively.  The significant increase in capital expenditures in the fiscal year ended February 29, 2012 primarily related to the purchase of office space from a real estate developer, for which our company paid $62.5 million. Please see “Item 4. Information on the Company—D. Property, Plants and Equipment” for more information.

C.                                    Research and Development, Patents, and Licenses, etc.

We do not have significant research and development policies and expenditures. For general information about our product development, see “Item 4.B. Business Overview—Our Curricula and Course Materials” and “Item 4.B. Business Overview—Our Tutoring Services—Online Courses.”

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended February 29, 2012 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                                      Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of February 29, 2012:

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousand $)
Operating lease obligations(1)	$74,691	$27,880	$35,773	$9,876	$1,162
Acquisition payables(2)	35	35	—	—	—
Total	$74,726	$27,915	$35,773	$9,876	$1,162

Notes:

(1)               Represents our non-cancelable leases for our offices, learning centers and service centers.

(2)               Represents outstanding consideration payable, as of February 29, 2012, in connection with our acquisition of Wuhan Jianghan School.

G.                                   Safe Harbor

See “Forward Looking Statements” on page 2 of this annual report.

Item 6.            Directors, Senior Management and Employees

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Bangxin Zhang	31	Chairman of the Board of Directors and Chief Executive Officer
Jane Jie Sun	43	Independent Director
Tong Chen	45	Independent Director
Wei Wang	43	Independent Director
Joseph Kauffman	34	Chief Financial Officer
Yachao Liu	30	Senior Vice President
Yunfeng Bai	30	Senior Vice President

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

Jane Jie Sun has served as our independent director since October 2010. Ms. Sun has extensive experience in SEC reporting, finance and accounting. She has served as the chief operating officer of Ctrip.com International, Ltd, or Ctrip, a NASDAQ-listed company, since May 2012, and as chief financial officer of Ctrip from December 2005 to April 2012.  Prior to joining Ctrip, Ms. Sun served as the head of the SEC and External Reporting Division of Applied Materials, Inc., where she worked from 1997 to 2005. Prior to joining Applied Materials, Inc., Ms. Sun worked with KPMG LLP in Silicon Valley, California for five years. Ms. Sun is a member of the American Institute of Certified Public Accountants and a member of the State of California Certified Public Accountants. Ms. Sun received her bachelor’s degree from the Business School of the University of Florida with High Honors. She also attended the undergraduate program at Beijing University Law School from 1987 to 1989.

Tong Chen has served as our independent director since June 2011. Mr. Chen has served as the Executive Vice President and Chief Editor of SINA Corporation, a company listed on the NASDAQ, since February 2007. Mr. Chen served as the Senior Vice President and Chief Editor of SINA Corporation from November 2003 to February 2007, and from April 1997 to November 2003 he served in a number of management, broadcasting, and other positions with SINA Corporation. In 1997, Mr. Chen took part in the founding of SRSnet.com, a division of Beijing Stone Rich Sight Information Technology Co., Ltd. (currently known as Beijing SINA Information Technology Co. Ltd.), one of SINA Corporation’s subsidiaries. Mr. Chen received his MBA degree from China-Europe International Business School, a Masters of Arts degree in Journalism from Renmin University of China, a Masters of Arts degree in Communications from Beijing Institute of Technology and a bachelor’s degree in electronic engineering from Beijing University of Technology.

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

Yachao Liu has served as our senior vice president since April 2011. In this capacity, Dr. Liu is in charge of our enterprise planning division, information management center and our online course offerings.  From April 2011 to April 2012, Dr. Liu was in charge of our teaching and research division, teachers’ training school, information management center and network operation center. From January 2008 to April 2011, Dr. Liu was our vice president and was in charge of our online course offerings. From September 2005 to January 2008, Dr. Liu was director of our middle school division. Dr. Liu received his bachelor’s degree in Mechanics from Peking University in 2003 and Ph.D. from the Institute of Mechanics of the Chinese Academy of Science in 2008.

Yunfeng Bai has served as our senior vice president since April 2011. In this capacity, Mr. Bai is in charge of our small-class business throughout China. From June 2008 to April 2011, Mr. Bai served as our vice president, and in this capacity he oversaw our personalized premium services. Mr. Bai founded our high school division in 2005 and was the director of our Beijing operations from June 2006 through May 2008. Mr. Bai received his bachelor’s degree in Engineering Automation from Beijing University of Aeronautics and Astronautics in 2003, attended the CEO class of Guanghua Management School of Peking University between 2008 and 2009 and graduated from the EMBA program of China Europe International Business School in 2012.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our senior executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon one-month advance written notice. The executive officer may terminate the employment at any time with a one-month advance written notice under certain circumstances.

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

B.                                    Compensation

For the fiscal year ended February 29, 2012, the aggregate cash compensation we paid to our executive officers as a group was approximately $0.3 million. We do not pay our non-executive directors in cash for their services on our board. For the fiscal year ended February 28, 2011, we granted a total of 2,125,000 restricted Class A common shares to our executive officers.  For the fiscal year ended February 29, 2012, we granted a total of 208,000 restricted Class A common shares to our non-executive directors (24,000 of which were subsequently cancelled upon the resignation of one of our non-executive directors during the fiscal year ended February 29, 2012) and we did not grant any restricted Class A common shares to our executive officers. For the fiscal year ended February 29, 2012, we recognized a total share-based compensation expense of $2.5 million in regard to restricted Class A common shares that had been granted during the fiscal years ended February 28, 2011 and February 29, 2012. For more information, see “Item 6.B. Directors, Senior Management and Employees—Compensation—Share Incentive Plan.”

Share Incentive Plan

In June 2010, we adopted our 2010 Share Incentive Plan in order to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The plans permit the grant of options to purchase our Class A common shares, restricted shares, restricted share units, share appreciation rights, dividend equivalent rights and other instruments as deemed appropriate by the administrator under the plans. The maximum aggregate number of Class A common shares that may be issued pursuant to all awards under our share incentive plan is 18,750,000 shares. As of June 20, 2012, we have granted 12,851,400 restricted Class A common shares under this plan to our employees, consultants and directors.

The following table summarizes, as of June 20, 2012, the restricted shares granted and outstanding under our share incentive plan to our directors and executive officers and to other individuals as a group.

Name	Number of Class A Restricted Shares	Date of Grant	Date of Expiration
Yachao Liu	*	July 26, 2010	10 years from the date of the grant

Yunfeng Bai	*	July 26 2010	10 years from the date of the grant

Joseph Kauffman	*	July 26, 2010	10 years from the date of the grant

Jane Jie Sun	*	April 8, 2011/June 13, 2011	10 years from the date of the grant

Tong Chen	*	June 13, 2011	10 years from the date of the grant

Wei Wang	*	June 13, 2011	10 years from the date of the grant

Directors and officers as a group	1,705,750	—	10 years from the date of the grant

Other individuals as a group	8,464,060	—	10 or 11 years from the date of the grant

Total	10,169,810	—	—

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

Term of the Awards. The term of each award grant is determined by our plan administrator, provided that the term shall not exceed ten years from the date of the grant.

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

Committees of the Board of Directors

Our board of directors has three committees, namely the audit committee, the compensation committee and the nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Ms. Jane Jie Sun, Mr. Tong Chen and Mr. Wei Wang. Ms. Sun, Mr. Chen and Mr. Wang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. Ms. Sun is the chair of our audit committee. Our board of directors has determined that Ms. Sun is an audit committee financial expert as defined in the instructions to Item 16A of Form 20-F.  Each of Mr. Chen and Mr. Wang are financially literate. The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the independent auditor’s qualifications and independence and (iv) the performance of our internal audit function and independent auditor. The audit committee is responsible for, among other things:

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

D.                                    Employees

We had 2,342, 3,156 and 5,422 full-time employees as of February 28, 2010, February 28, 2011 and February 29, 2012, respectively. Of our total number of employees as of February 29, 2012, 3,802 were located in Beijing, 506 were located in Shanghai and 1,114 were located in other places in China.

In addition to full-time employees, from time to time, we also employ contract teachers, contract labor and engage independent consultants to support our teaching and curriculum and course material development activities. We remunerate our employees with basic salaries as well as performance-based bonuses. None of our employees are represented by collective bargaining arrangements. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

E.                                      Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares (including shares represented by our ADSs), as of June 20, 2012, by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our common shares.

	Shares Beneficially Owned
	Number(1)	%(2)	% of Voting Power(3)
Directors and Executive Officers:
Bangxin Zhang(4)	59,550,000	38.4%	63.0%
Jane Jie Sun(5)	*	*	*
Tong Chen(6)	*	*	*
Wei Wang(7)	*	*	*
Yachao Liu(8)	9,125,000	5.9%	9.4%
Yunfeng Bai(9)	5,126,500	3.3%	5.2%
Joseph Kauffman(10)	*	*	*
All directors and executive officers as a group	74,361,500	48.0%	77.6%
Principal Shareholders:
Bright Unison Limited(11)	59,550,000	38.4%	63.0%
Tiger Global Five China Holdings and affiliate fund(12)	23,201,598	15.0%	2.5%
Central Glory Investments Limited(13)	14,550,000	9.4%	15.4%
Prime Capital Management Company Limited(14)	11,130,216	7.2%	1.2%
Perfect Wisdom International Limited(15)	8,812,500	5.7%	9.3%

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

(2)               For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (1) 155,006,044, being the number of common shares issued as of June 20, 2012, and (2) the number of restricted shares held by such person or group that will vest within 60 days after June 20, 2012.

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

(5)               The business address of Ms. Sun is Ctrip Network Technology Building, No. 99 Fu Quan Road, Shanghai 200335, People’s Republic of China.

(6)               The business address of Mr. Chen is 19/F, Ideal Plaza, 58 North 4th Round West Road, Haidian District, Beijing 100080, People’s Republic of China.

(7)               The business address of Mr. Wang is 22/F, Building A , Le Cheng Central, 20 East 3rd Round Zhong Road, Chaoyang District, Beijing 100080, People’s Republic of China.

(8)               Consists of 8,812,500 Class B common shares held by Perfect Wisdom International Limited, a British Virgin Islands company, 156,250 Class A common shares and 156,250 Class A common shares which will vest on July 26, 2012. Yachao Liu is the sole shareholder and the sole director of Perfect Wisdom International Limited. Yachao Liu’s business address is c/o 18/F, Hesheng Building, 32 Zhongguancun Avenue, Haidian District, Beijing 100080, People’s Republic of China.

(9)               Consists of 4,893,500 Class B common shares held by Excellent New Limited, a British Virgin Islands company, 108,000 Class A common shares and 125,000 Class A common shares which will vest on July 26, 2012. Yunfeng Bai is the sole shareholder and the sole director of Excellent New Limited. Yunfeng Bai’s business address is do 18/F, Hesheng Building, 32 Zhongguancun Avenue, Haidian District, Beijing 100080, People’s Republic of China.

(10)         The business address of Mr. Kauffman is c/o 18/F, Hesheng Building, 32 Zhongguancun Avenue, Haidian District, Beijing 100080, People’s Republic of China.

(11)         Bright Unison Limited is a company incorporated in the British Virgin Islands. Bangxin Zhang is the sole shareholder and the sole director of Bright Unison Limited. Its registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(12)         Based on the Schedule 13D/A filed with the SEC on January 11, 2012 and our share register as of June 20, 2012. Consists of 21,601,598 Class A common shares held by Tiger Global Five China Holdings, a company organized under the laws of Mauritius, and 1,600,000 Class A common shares held by Tiger Global Investments, L.P. Tiger Global Five China Holdings is a company organized under the laws of Mauritius and controlled by Tiger Global Five Parent Holdings, which is in turn controlled by Tiger Global Private Investment Partners V, L.P., or PIP V. PIP V is controlled by its general partner Tiger Global PIP Performance V, L.P., which is controlled by its general partner Tiger Global PIP Management V, Ltd., which is in turn controlled by Charles P. Coleman III. Tiger Global Performance, LLC owns equity interests in Tiger Global Investments, L.P. and, along with Charles P. Coleman III, may be deemed to beneficially own the Class A common shares held by Tiger Global Investments, L.P.  The registered office of Tiger Global Five China Holdings is Twenty Seven, Cybercity, Ebene, Mauritius and the principal business office of Mr. Coleman is c/o Tiger Global Management, LLC, 11 Park Avenue, 48th Floor, New York, New York 10178.

(13)        Based on the Schedule 13G filed with the SEC on February 14, 2011. Central Glory Investments Limited is a company incorporated in the British Virgin Islands. Yundong Cao is the sole shareholder and the sole director of Central Glory Investments Limited. Its registered address is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(14)         Based on the Schedule 13F-HR filed with the SEC on May 23, 2012, and consists of 11,130,216 Class A common shares held by Prime Capital Management Company Limited.  The business address of Prime Capital Management Company Limited is Unit 2303,23/F, Low Block, Grand Millennium Plaza, 181 Queen’s Road, Central, Hong Kong.

(15)         Perfect Wisdom International Limited is a company incorporated in the British Virgin Islands. Yachao Liu is the sole shareholder and the sole director of Perfect Wisdom International Limited. Its registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

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

To our knowledge, 44,598,446 of our Class A common shares were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program as of June 20, 2012. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A common shares in the United States.

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

Item 7.            Major Shareholders and Related Party Transactions

A.                                    Major Shareholders

Please refer to “Item 6.E.—Directors, Senior Management and Employees—Share Ownership.”

B.                                    Related Party Transactions

Amount Due to Mr. Bangxin Zhang

In March 2009, Mr. Banxin Zhang paid acquisition consideration on behalf of our company in the amount of $79,893 in relation to our company’s acquisition of the Tianjin branch of Xueersi Education.  The amount was non-interest bearing and unsecured with no fixed repayment term, and was repaid in full in September 2011.

Contractual Arrangements with Our Consolidated Affiliated Entities

See “Item 4.C.—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities.”

Employment Agreement

Please refer to “Item 6.C.—Directors, Senior Management and Employees—Directors and Senior Management—Employment Agreements.”

Stock Incentives

Please refer to “Item 6.B—Directors, Senior Management and Employees—Compensation—Share Incentive Plan.”

C.                                    Interests of Experts and Counsel

Not applicable.

Item 8.            Financial Information

A.                                   Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

See “Item 4.B.—Information On the Company—Business Overview—Legal Proceedings.”

Dividend Policy

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

	Trading Price
	High	Low
	US$	US$
Annual High and Low
Fiscal Year Ended February 28, 2011 (from October 20, 2010)	18.34	10.20
Fiscal Year Ended February 29, 2012	14.20	8.41
Quarterly Highs and Lows
Third Fiscal Quarter of 2011 (from October 20, 2010)	18.34	13.22
Fourth Fiscal Quarter of 2011	16.92	10.20
First Fiscal Quarter of 2012	14.20	9.85
Second Fiscal Quarter of 2012	13.75	9.96
Third Fiscal Quarter of 2012	12.63	8.41
Fourth Fiscal Quarter of 2012	11.74	9.64
First Fiscal Quarter of 2013	12.00	10.52
Monthly Highs and Lows
December 2011	10.65	9.64
January 2012	11.21	9.96
February 2012	11.74	10.44
March 2012	12.00	10.95
April 2012	11.90	10.60
May 2012	11.51	10.52
June 2012 (through June 26, 2012)	11.37	9.88

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

B.                                    Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, as amended from time to time, and the Companies Law (2011 Revision) of the Cayman Islands, which is referred to below as the Companies Law.

The following are summaries of material provisions of our Fourth Amended and Restated Memorandum and Articles of Association and the Companies Law insofar as they relate to the material terms of our common shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands or at such other place within the Cayman Islands as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2011 Revision), as amended from time to time, or any other law of the Cayman Islands.

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

Conversion. Each Class B common share is convertible into one Class A common share at any time by the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances. Upon any transfer of Class B common shares by a holder thereof to any person or entity which is not an affiliate of such holder (as defined in our articles of association), such Class B common shares shall be automatically and immediately converted into an equal number of Class A common shares. In addition, if at any time, any of the persons who held Class B common shares immediately before our initial public offering and their affiliates collectively own less than 5% of the total number of the issued and outstanding Class B common shares, each issued and outstanding Class B common share owned by such Class B holder shall be automatically and immediately converted into one share of Class A common share.

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

A quorum required for a meeting of shareholders consists of at least one shareholder present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who holds no less than 10% of our voting share capital. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least one-third of our voting share capital. Advance notice of at least ten days is required for the convening of our annual general meeting and other shareholders’ meetings.

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

C.                                    Material Contracts

For the two years immediately preceding the date of this annual report, we have not entered into any material contracts, other than in the ordinary course of business or those described in “Item 4.C—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities,” “Item 4.D—Information on the Company—Property, Plants and Equipment” or elsewhere in this annual report on Form 20-F.

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

Cayman Islands Taxation

We are an exempted company incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. Payments of dividends by our company will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of dividends to any shareholder of our company. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

In addition, the SAT issued a bulletin on August 3, 2011, effective as of September 1, 2011, to provide more guidance on the implementation of the above circular. The bulletin clarified certain matters relating to resident status determination, post-determination administration and competent tax authorities. It also specifies that when provided with a copy of a PRC tax resident determination certificate from a resident PRC-controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the PRC-sourced dividends, interest and royalties to the PRC-controlled offshore incorporated enterprise. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals.

Based on the advice of our PRC counsel, Tian Yuan Law Firm, we do not believe that any of our offshore holding companies meets all of the conditions above. In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever having been deemed to be PRC “resident enterprises” by the PRC tax authorities. Therefore, based on our PRC counsel’s advice, we believe that none of our offshore holding companies should be treated as a “resident enterprise” for PRC tax purposes. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities, there are uncertainties and risks associated with this issue. If the PRC tax authorities determine that any of our offshore holding companies are “resident enterprises,” a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income. Second, although under the EIT Law and its implementing rules, dividend income between qualified resident enterprises is a “tax-exempt income,” we cannot guarantee that dividends paid to TAL Group from our PRC subsidiaries through Xueersi Hong Kong would qualify as “tax-exempt income” and will not be subject to withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as “resident enterprises” for PRC enterprise income tax purposes. Finally, the “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs, if such income is considered PRC-sourced income by the relevant PRC authorities. This could have the effect of increasing our and our shareholders’ effective income tax rates and may require us to deduct withholding tax from any dividends we pay to our non-PRC shareholders.

In addition to the uncertainty in how the “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. We are actively monitoring the possibility of “resident enterprise” treatment for the current and future tax years and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.

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

PFIC Considerations

A non-United States corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income or (ii) at least 50% of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rent, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s unbooked intangibles are taken into account for determining the value of its assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is unclear, we treat Xueersi Education, Xueersi Network, Beijing Dongfangrenli and their respective subsidiaries as being owned by us for United States federal income tax purposes, not only because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Xueersi Education, Xueersi Network, Beijing Dongfangrenli and their respective subsidiaries for United States federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year.

Accordingly, assuming that we are the owner of Xueersi Education, Xueersi Network, Beijing Dongfangrenli and their respective subsidiaries for United States federal income tax purposes, we believe that we primarily operate an active after-school tutoring business in China. Based on our current income and assets and projections as to the value of our assets based, in part, on the current and expected market value of our ADSs and outstanding common shares, we do not expect to be a PFIC for the current taxable year or in the foreseeable future. While we do not anticipate being a PFIC, because the value of the assets for purpose of the asset test may be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of our ADSs or common shares may cause us to become a PFIC for the current or subsequent taxable year.

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

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or common shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of common shares, or by the Depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. Subject to the discussion above regarding concerns expressed by the U.S. Treasury, for taxable years beginning before January 1, 2013, a non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on our ADSs or common shares will not be eligible for the dividends received deduction allowed to corporations under the Code.

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

If a U.S. Holder owns our ADSs or common shares during any taxable year that we are a PFIC, the holder must file such reports as are required by the U.S. Treasury. In the case of a U.S. Holder who has held ADSs or common shares during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs or common shares (or any portion thereof) and has not previously determined to make a mark-to-market election, and who later considers making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs or common shares. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding, and disposing ADSs or common shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election and the unavailability of the qualified electing fund election.

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

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC, including the annual filing of a Form 20-F within four months after the end of each fiscal year.  Our company’s fiscal year ends on February 28/29. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Copies of reports and other information, when filed, may also be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish JPMorgan Chase Bank, N.A., the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us. We will file our annual report on Form 20-F, including our audited financial statements, with the SEC. Form 20-F can be accessed on the SEC’s website as well the investor relations section of our website. Investors may request a hard copy of our annual report, free of charge, by contacting us.

I.                                         Subsidiary Information

Not applicable.

Item 11.         Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

As of February 29, 2012, we had no short-term or long-term borrowings. If we borrow money in future periods, we may be exposed to interest rate risk. Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in liquid investments with original maturities of three months or less and term deposit with maturities of more than three months and less than a year. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Foreign Exchange Risk

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of the Renminbi into foreign currencies, including the U.S. dollar, has been based on exchange rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the RMB fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. In addition, there remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the RMB against the U.S. dollar.

Appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars and earnings from, and the value of, any U.S. dollar-denominated investments we make in the future. We do not believe that we currently have any significant direct foreign exchange risk, and we have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs is affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs is traded in U.S. dollars.

Moreover, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert Renminbi into U.S. dollars, depreciation of the Renminbi against the U.S. dollar would have an adverse effect. Assuming we had converted the U.S. dollar-denominated cash balance of $1.38 million as of February 29, 2012 into RMB at the exchange rate of $1.00 for RMB6.2935 as of February 29, 2012, this cash balance would have been RMB8.72 million. Assuming a 1.0% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB8.63 million as of February 29, 2012.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, and the amount of reimbursement available to us is not entirely related to the amounts of fees the depositary collects from investors. As of the date of this annual report, we have not received reimbursement from the depositary for expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II

Item 13.         Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.         Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-169650) for our initial public offering of 13,800,000 ADSs representing 27,600,000 Class A common shares, which registration statement was declared effective by the SEC on October 19, 2010. Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. International plc, Piper Jaffray & Co. and Oppenheimer & Co. Inc. were the underwriters for our initial public offering. We have received net proceeds (after deducting underwriting discounts and commissions and other expenses related to the offering) of approximately $127.0 million from the offering and sale of 13,800,000 ADSs in October 2010.

For the period from the effective date of the Form F-1 to February 29, 2012, we used $30.0 million in proceeds for a dividend distribution, $0.7 million for the acquisition of Yidu Technology Group and $1.0 million for various other general corporate purposes. As of February 29, 2012, we had approximately $95.3 million left from the net proceeds we received from our initial public offering in 2010.

Item 15.         Controls and Procedures

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon this evaluation, our management has concluded that, as of February 29, 2012, our existing disclosure controls and procedures were effective to provide reasonable assurance that material information required to be disclosed by us in the reports that we file with, or submit to, the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and regulations.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an assessment of the design and operation effectiveness of our internal control over financial reporting as of February 29, 2012. In making this assessment, we used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of February 29, 2012, our internal control over financial reporting was effective.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu CPA Ltd., has audited our internal control over financial reporting as of February 29, 2012 and has issued an attestation report set forth below.

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF TAL EDUCATION GROUP

We have audited the internal control over financial reporting of TAL Education Group, its subsidiaries, its variable interest entities (the “VIEs”) and its VIEs’ subsidiaries (collectively, the “Group”) as of February 29, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of February 29, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended February 29, 2012 of the Group and our report dated June 27, 2012 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China

June 27, 2012

Changes in Internal Control Over Financial Reporting

We have taken the following measures in the fiscal year ended February 29, 2012 to further strengthen our internal control over financial reporting: (i) engaging external consultants to help identify deficiencies in the design or operation of our internal controls and to assist us in designing and documenting our internal controls; (ii) developing a more comprehensive manual with detailed step by step guidance on accounting policies and procedures and continuing to update the manual as needed; and (iii) providing regular training to our accounting personnel that cover a broad range of accounting and financial reporting topics.

Except as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

	For the Year Ended February 28/29,
	2011	2012
Audit fees(1)	997,890	911,129
Tax fees(2)	95,740	118,547

(1)               “Audit fees” means the aggregate fees in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)               “Tax fees” represents the aggregate fees for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

All audit and non-audit services provided by our independent auditors must be pre-approved by our audit committee.

Item 16D.      Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.       Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On October 24, 2011, our board of directors authorized a share repurchase program, whereby our company may repurchase of up to $50.0 million of our ADSs during the period from October 24, 2011 through October 23, 2012. The share repurchase program was publicly announced on October 25, 2011.  As of the date of this annual report, we have not repurchased any of our ADSs under this share repurchase program.

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

Item 16H.                   Mine Safety Disclosure

Not applicable.

PART III

Item 17.         Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.         Financial Statements

The consolidated financial statements of TAL Education Group and its subsidiaries and Consolidated Affiliated Entities are included at the end of this annual report.

Item 19.         Exhibits

Exhibit Number	Description of Document

1.1

Fourth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant’s Amendment to Form F-1 (file no. 333-169650) filed with the Securities and Exchange Commission on October 6, 2010)

2.1

Registrant’s Form of Class A common share certificate (incorporated by reference to Exhibit 4.1 to the Registrant’s Amendment to Form F-1 Registration Statement (file no. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

2.2

Deposit Agreement, dated October 19, 2010, among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 2.2 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 28, 2011 (file no. 001-34900) filed with the Securities and Exchange Commission on July 25, 2011)

2.3

Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.2 filed with the Registrant’s annual report on Form 20-F for the fiscal year ended February 28, 2011 (file no. 001-34900), filed with the Securities and Exchange Commission on July 25, 2011 and which is incorporated herein by reference)

4.1	2010 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of Form F-1 (file no. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.2

Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.5 of Form F-1 (file no. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.3

Form of Employment Agreement with the Registrant’s officers (incorporated by reference to Exhibit 10.6 of Form F-1 (file no. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.4

English translation of Exclusive Business Cooperation Agreement, dated June 25, 2010, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Xueersi Education Technology Co., Ltd., Beijing Xueersi Network Technology Co., Ltd., Bangxin Zhang, Yundong Cao, Yachao Liu, Yunfeng Bai, and other parties thereto (incorporated by reference to Exhibit 10.7 of Form F-1 (file no. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

Exhibit Number	Description of Document

4.5

English translation of Call Option Agreement, dated February 12, 2009, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Xueersi Education Technology Co., Ltd., Beijing Xueersi Network Technology Co., Ltd., Bangxin Zhang, Yundong Cao, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 10.8 of Form F-1 (file no. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.6

English translation of Equity Pledge Supplemental Agreement, dated June 25, 2010, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Xueersi Education Technology Co., Ltd., Bangxin Zhang, Yundong Cao, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 10.9 of Form F-1 (file no. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.7

English translation of Equity Pledge Supplemental Agreement, dated June 25, 2010, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Xueersi Network Technology Ltd., Bangxin Zhang, Yundong Cao, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 10.10 of Form F-1 (file no. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.8

English translation of Powers of Attorney, dated August 12, 2009, by Bangxin Zhang, Yundong Cao, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 10.11 of Form F-1 (file no. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.9*

English translation of Exclusive Service Agreement, dated December 27, 2011, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Dongfangrenli Science & Commerce Co., Co., Ltd., Bangxin Zhang, Yachao Liu and Yunfeng Bai

4.10*

English translation of Option Agreement, dated December 27, 2011, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Dongfangrenli Science & Commerce Co., Co., Ltd., Bangxin Zhang, Yachao Liu and
Yunfeng Bai

4.11*

English translation of Equity Pledge Agreement, dated December 27, 2011, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Dongfangrenli Science & Commence, Co., Ltd., Bangxin Zhang, Yachao Liu and Yunfeng Bai

4.12*	English translation of Powers of Attorney, dated December 27, 2011, by Bangxin Zhang, Yachao Liu and Yunfeng Bai

4.13

Amended and Restated Shareholders’ Agreement among the Registrant, the Series A preferred holder, Tiger Global Five China Holdings and other parties thereto, dated August 12, 2009 (incorporated by reference to Exhibit 4.4 of Form F-1 (file no. 333-169650) filed with the Securities and Exchange Commission on September 29, 2011)

4.14

English translation of Form of Real Property Sale and Purchase Agreement (incorporated by reference to Exhibit 4.10 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 28, 2011 (file no. 001-34900) filed with the Securities and Exchange Commission on July 25, 2011)

8.1*	List of Subsidiaries and Consolidated Affiliated Entities

11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of the Registrant’s Registration Statement on Form F-1 (file no. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

Exhibit Number	Description of Document

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Tian Yuan Law Firm

15.2*	Consent of Deloitte Touche Tohmatsu, CPA Ltd.

15.3*	Consent of American Appraisal China Limited

101.INS***	XBRL Instance Document

101.SCH***	XBRL Taxonomy Extension Schema Document

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB***	XBRL Taxonomy Extension Label Linkbase Document

101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

*                      Filed herewith.

**               Furnished herewith.

***        XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TAL Education Group

	By:	/s/ Bangxin Zhang
		Name:	Bangxin Zhang
		Title:	Chairman and Chief Executive Officer

Date: June 27, 2012

TAL EDUCATION GROUP

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED FEBRUARY 28, 2010,

FEBRUARY 28, 2011AND FEBRUARY 29, 2012

TAL EDUCATION GROUP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF TAL EDUCATION GROUP

We have audited the accompanying consolidated balance sheets of TAL Education Group (the “Company”), its subsidiaries, its variable interest entities (the “VIEs”) and its VIEs’ subsidiaries (collectively, the “Group”) as of February 28, 2011 and February 29, 2012 and the related consolidated statements of operations, changes in equity and comprehensive income, and cash flows for each of the years ended February 28, 2010, February 28, 2011 and February 29, 2012. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of February 28, 2011 and February 29, 2012, and the results of its operations and its cash flows for each of the years in the period ended February 28, 2010, February 28, 2011 and February 29, 2012 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of February 29, 2012, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 27, 2012 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China
June 27, 2012

TAL EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except share and share related data)

	As of	As of
	February 28,	February 29,
	2011	2012

ASSETS

Current assets
Cash and cash equivalents	$173,165,661	$188,579,767
Term deposits	25,870,071	10,328,116
Available-for-sale securities	465,709	361,803
Inventory	117,827	223,611
Deferred tax assets-current	1,082,932	1,729,758
Prepaid expenses and other current assets	4,746,929	9,011,975

Total current assets	205,449,129	210,235,030

Property and equipment, net	7,515,325	76,726,219
Deferred tax assets-non-current	668,096	490,222
Rental deposit	2,818,126	4,545,605
Intangible assets, net	656,785	183,523
Goodwill	662,583	548,825
Long-term prepayments	—	1,923,481

Total assets	$217,770,044	$294,652,905

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of 736,655 and 1,993,297 as of February 28, 2011 and February 29, 2012, respectively)	$911,254	$2,863,596
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to TAL Education Group of 34,169,473 and 50,395,945 as of February 28, 2011 and February 29, 2012, respectively)	50,678,025	85,594,032
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to TAL Education Group of 79,893 and nil as of February 28, 2011 and February 29, 2012, respectively)	79,893	—
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to TAL Education Group of 5,729,657 and 9,546,915 as of February 28, 2011 and February 29, 2012, respectively)	8,053,980	15,284,190
Income tax payable (including income tax payable of the consolidated VIEs without recourse to TAL Education Group of 2,650,269 and 2,206,266 as of February 28, 2011 and February 29, 2012, respectively)	2,877,887	637,302

Total current liabilities	62,601,039	104,379,120

Deferred tax liabilities-non-current (including deferred tax liabilities-non-current of the consolidated VIEs without recourse to TAL Education Group of 85,248 and 45,881 as of February 28, 2011 and February 29, 2012, respectively)	117,781	156,494

Total liabilities	62,718,820	104,535,614

TAL EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS - continued

(In U.S. dollars, except share and share related data)

	As of	As of
	February 28,	February 29,
	2011	2012
Commitments and contingencies (Note16)

Equity
TAL Education Group Shareholders’ Equity
Class A common shares ($0.001 par value, 500,000,000 shares authorized, 27,600,000 shares and 45,277,044 shares issued and outstanding as of February 28, 2011 and February 29, 2012, respectively)	27,600	45,277
Class B common shares ($0.001 par value, 500,000,000 shares authorized, 125,000,000 shares and 109,681,000 shares issued and outstanding as of February 28, 2011 and February 29, 2012, respectively)	125,000	109,681
Additional paid-in capital	112,055,718	119,769,989
Statutory reserve	8,240,697	10,502,713
Retained earnings	32,727,630	54,779,267
Accumulated other comprehensive income	1,874,579	4,910,364

Total TAL Education Group’s Equity	155,051,224	190,117,291

Total liabilities and equity	$217,770,044	$294,652,905

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars, except share and share related data)

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29,
	2010	2011	2012

Net revenues	$69,288,547	$110,588,299	$177,519,672
Cost of revenues	(37,433,811)	(56,142,838)	(95,587,218)

Gross profit	31,854,736	54,445,461	81,932,454

Operating expenses
Selling and marketing	(5,591,218)	(9,934,938)	(23,166,231)
General and administrative	(10,853,565)	(19,085,014)	(37,814,962)
Impairment loss on intangible assets and goodwill	—	—	(139,660)

Total operating expenses	(16,444,783)	(29,019,952)	(61,120,853)

Government subsidies	—	148,537	213,270
Income from operations	15,409,953	25,574,046	21,024,871

Interest income	323,801	1,346,284	3,499,926
Interest expense	(40,643)	(59,212)	—
Other (expenses)/income	(124,839)	1,718	4,180,703
Gain from sales of available-for-sale securities	—	6,429	—
Gain on extinguishment of liabilities	—	134,370	—
Impairment loss on long-term investment	—	—	(235,397)

Income before income tax provision	15,568,272	27,003,635	28,470,103
Provision for income tax	(1,364,635)	(2,628,090)	(4,156,450)

Net income from continuing operations	14,203,637	24,375,545	24,313,653

Net income/ (loss) from discontinued operations, net of tax effects of $(13,890), $81,391, and $nil for years ended February 28, 2010, February 28, 2011 and February 29, 2012, respectively	41,322	(334,395)	—

Net income	14,244,959	24,041,150	24,313,653

Net income attributable to TAL Education Group shareholders	$14,244,959	$24,041,150	$24,313,653

Net income per common share
Basic from continuing operations	$0.11	$0.18	$0.16
Basic from discontinued operations	$0.00	$(0.00)	$—

Basic	$0.11	$0.18	$0.16

Diluted from continuing operations	$0.11	$0.18	$0.16
Diluted from discontinued operations	$0.00	$(0.00)	$—

Diluted	$0.11	$0.18	$0.16

Weighted average shares used in calculating net income per common share
Basic	120,000,000	131,911,539	154,000,219
Diluted	125,000,000	136,445,635	155,874,381

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY AND COMPREHENSIVE INCOME

(In U.S. dollars, except share and share related data)

	Class A Common				Class B Common shares	Additional			Accumulated other	Total TAL Education Group
	shares		Class B Common shares		subscription	paid-in	Statutory	Retained	comprehensive	shareholders’	Total comprehensive
	Shares	Amount	Shares	Amount	receivable	capital	reserve	earnings	income (loss)	equity	income for the year
Balance as of February 28, 2009	—	$—	120,000,000	$120,000	$(120,000)	$559,898	$2,660,818	$21,400	$113,229	$3,355,345	$—
Capital contribution	—	—	—	—	—	219,743	—	—	—	219,743	—
Net income	—	—	—	—	—	—	—	14,244,959	—	14,244,959	14,244,959
Provision for statutory reserve	—	—	—	—	—	—	2,196,625	(2,196,625)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	21,493	21,493	21,493
Net unrealized gains on available-for-sale securities, net of tax effect of $(28,177)	—	—	—	—	—	—	—	—	84,531	84,531	84,531
Balance as of February 28, 2010	—	$—	120,000,000	$120,000	$(120,000)	$779,641	$4,857,443	$12,069,734	$219,253	$17,926,071	$14,350,983
Subscription received	—	—	—	—	120,000	—	—	—	—	120,000	—
Conversion of Series A convertible redeemable prefer shares upon initial public offering	—	—	5,000,000	5,000	—	8,995,000	—	—	—	9,000,000	—
Issuance of Class A common shares, net of issuance cost of $(2,430,995)	27,600,000	27,600	—	—	—	126,974,605	—	—	—	127,002,205	—
Net income	—	—	—	—	—	—	—	24,041,150	—	24,041,150	24,041,150
Provision for statutory reserve	—	—	—	—	—	—	3,383,254	(3,383,254)	—	—	—
Dividends to shareholders	—	—	—	—	—	(30,000,000)	—	—	—	(30,000,000)	—
Share-based compensation	—	—	—	—	—	5,306,472	—	—	—	5,306,472	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	1,658,010	1,658,010	1,658,010
Transfer to statements of operations of realized gains on available for sale securities, net of tax effect of $1,607	—	—	—	—	—	—	—	—	(4,822)	(4,822)	(4,822)
Net unrealized gains on available-for-sale securities, net of tax effect of $(712)	—	—	—	—	—	—	—	—	2,138	2,138	2,138

Balance as of February 28, 2011	27,600,000	$27,600	125,000,000	$125,000	$—	$112,055,718	$8,240,697	$32,727,630	$1,874,579	$155,051,224	$25,696,476
Conversion of Class B common shares to Class A common shares	15,319,000	15,319	(15,319,000)	(15,319)	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	24,313,653	—	24,313,653	24,313,653
Provision for statutory reserve	—	—	—	—	—	—	2,262,016	(2,262,016)	—	—	—
Issuance of common shares pursuant to stock plan	2,358,044	2,358	—	—	—	(186,972)	—	—	—	(184,614)	—
Share-based compensation	—	—	—	—	—	7,901,243	—	—	—	7,901,243	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	3,127,206	3,127,206	3,127,206
Net unrealized loss on available-for-sale securities, net of tax effect of $30,474	—	—	—	—	—	—	—	—	(91,421)	(91,421)	(91,421)
Balance as of February 29, 2012	45,277,044	$45,277	109,681,000	$109,681	$—	$119,769,989	$10,502,713	$54,779,267	$4,910,364	$190,117,291	$27,349,438

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except share and share related data)

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29,
	2010	2011	2012
Cash flows from operating activities
Net income from continuing operations	$14,203,637	$24,375,545	$24,313,653
Adjustments to reconcile net income to net cash provided by continuing operating activities
Depreciation of property and equipment	1,271,274	2,786,645	5,203,847
Amortization of intangible assets	790,849	678,933	490,883
Loss on disposal of property and equipment	—	—	70,637
Share-based compensation	—	5,306,472	7,901,243
Impairment loss on intangible assets and goodwill	—	—	139,660
Impairment loss on long-term investment	—	—	235,397
Gain on extinguishment of liabilities	—	(133,159)	—
Changes in operating assets and liabilities
Amounts due from related parties	92,247	—	—
Inventory	(120,688)	9,510	(105,784)
Prepaid expenses and other current assets	(835,110)	(2,639,484)	(4,265,046)
Deferred income taxes	(544,098)	(673,512)	(430,239)
Rental deposit	(1,228,785)	(667,358)	(1,727,479)
Accounts payable	987,204	(60,198)	1,582,054
Deferred revenue	11,349,755	21,202,797	34,916,007
Amounts due to related parties	6,954	(28,626)	—
Accrued expenses and other current liabilities	3,212,393	1,516,279	7,313,423
Income tax payable	(2,087,861)	2,359,117	(2,240,585)

Net cash provided by operating activities-continuing operations	27,097,771	54,032,961	73,397,671
Net cash provided by/(used in) operating activities-discontinued operations	77,502	(210,338)	—

Net cash provided by operating activities	27,175,273	53,822,623	73,397,671

Cash flows from investing activities
Term deposits	—	(25,870,071)	15,541,955
Purchase of property and equipment (building comprised of $nil, $nil, and $(62,474,175) for years ended February 28, 2010, February 28, 2011 and February 29, 2012)	(3,781,617)	(5,164,709)	(72,631,938)
Proceeds from disposal of property and equipment	—	—	3,224
Prepayments for purchase of intangible assets	—	—	(1,891,637)
Purchase of available-for-sale securities	(1,464,231)	—	—
Sales of available-for-sale securities	—	1,470,660	—
Long-term investment in Holiday School	—	—	(117,363)

Net cash used in investing activities-continuing operation	(5,245,848)	(29,564,120)	(59,095,759)
Net cash used in investing activities-discontinued operations	(4,280)	(3,829)	—

Net cash used in investing activities	(5,250,128)	(29,567,949)	(59,095,759)

Cash flows from financing activities
Proceeds from initial public offering	—	129,433,200	—
Payment of issuance cost in connection with IPO	—	(2,094,905)	(387,000)
Capital contributed from shareholders	219,743	—	—
Payment of deferred acquisition consideration	(180,345)	(344,909)	—
Distribution to shareholders	(1,442,020)	—	—
Dividend to shareholders	—	(30,000,000)	—
Class B common shares subscription received	—	120,000	—
Issuance/ (payback) of convertible loan	500,000	(500,000)	—
Payment for previous acquisition	—	—	(83,022)

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In U.S. dollars, except share and share related data)

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29,
	2010	2011	2012
Net cash (used in)/provided by financing activities	(902,622)	96,613,386	(470,022)

Effect of exchange rate changes	37,057	1,545,120	1,582,216

Net increase in cash and cash equivalents	21,059,580	122,413,180	15,414,106
Cash and cash equivalents at the beginning of year	29,692,901	50,752,481	173,165,661

Cash and cash equivalents at the end of year	50,752,481	173,165,661	188,579,767

Less: cash and cash equivalents of discontinued operation at the end of year	113,689	—	—

Cash and cash equivalents of continuing operations at the end of year	$50,638,792	$173,165,661	$188,579,767

Supplement disclosure of cash flow information:
Income tax paid	$3,997,584	$2,846,739	$6,686,919
Interest expense paid	—	53,014	—

Non-cash investing and financing activities:
Payable for purchase of property and equipment	125,430	177,932	370,288
Payable for investment in Holiday School	$—	$—	$119,171

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED FEBRUARY 28, 2010, FEBRUARY 28, 2011

AND FEBRUARY 29, 2012

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES

TAL Education Group (the “Company” or “TAL”) was incorporated in the Cayman Islands on January 10, 2008 to be the holding company for a group of companies engaged in provision of high quality after-school tutoring programs for primary and secondary school students in the People’s Republic of China (the “PRC”).  At the time of its incorporation and through the VIE arrangements as described below, the ownership interest of the Company was held by Bangxin Zhang, Yundong Cao, Yachao Liu and Yunfeng Bai (collectively , “the founding shareholders”).

The Company, its subsidiaries, its consolidated Variable Interest Entities (“VIEs”) and VIEs’ subsidiaries are collectively referred to as the “Group”.

As of February 29, 2012, details of the Company’s subsidiaries, its VIEs and VIEs’ subsidiaries are as follows:

		Place of
	Later of date of	incorporation (or	Percentage
	incorporation	establishment)	of economic
Name	or acquisition	/operation	ownership	Principal activities

Subsidiaries:

Xueersi International Education Group Limited (“Xueersi Hong Kong”)	March 11, 2008	Hong Kong	100%	Holding company

TAL Education Technology (Beijing) Co., Ltd. (“TAL Beijing”)	May 8, 2008	Beijing	100%	Software sales, and consulting service

Beijing Huanqiu Zhikang Shidai Education Consulting Co., Ltd. (“Huanqiu Zhikang”)	September 17, 2009	Beijing	100%	Education and management consulting service

Beijing Yidu Huida Education Technology Co., Ltd. (“Yidu Huida”)	November 11, 2009	Beijing	100%	Software sales and consulting service

Yidu Technology Group (“Yidu Cayman”)	February 2, 2012	Cayman Islands	100%	Holding company

Variable interest entities:

Beijing Xueersi Education Technology Co., Ltd. (“Xueersi Education”)	December 31, 2005	Beijing	100%	Sales of educational materials and products

Beijing Xueersi Network Technology Co., Ltd. (“Xueersi Network”)	August 23, 2007	Beijing	100%	On-line education

Beijing Dongfangrenli Science & Commerce Co., Ltd. (“Beijing Dongfangrenli”)	September 28, 2011	Beijing	100%	Study aboard intermediary service

VIEs’ subsidiaries:

Beijing Haidian District Xueersi Training School (“Beijing Haidian School”)	July 3, 2006	Beijing	100%	After-school tutoring for primary and secondary school students

Beijing Dongcheng District Xueersi Training School (“Beijing Dongcheng School”)	March 21, 2008	Beijing	100%	After-school tutoring for primary and secondary school students

Beijing Zhikang Culture Distribution Co., Ltd. (“Zhikang”)	June 30, 2008	Beijing	100%	After- school tutoring for primary and secondary school students

Wuhan Jianghan District Xueersi English Training School (“Wuhan Jianghan School”) *	July 1, 2008	Wuhan	100%	Language education

Shanghai Lehai Science and Technology Information Co., Ltd. (“Shanghai Lehai”)	August 1, 2008	Shanghai	100%	Technology development and consulting service

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2010, FEBRUARY 28, 2011

AND FEBRUARY 29, 2012

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

1.             ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Shanghai Changning District Xueersi-Lejiale School (“Shanghai Changning School”)	August 1, 2008	Shanghai	100%	After-school tutoring for primary and secondary school students

Shanghai Minhang District Lejiale School (“Shanghai Minhang School”)	August 1, 2008	Shanghai	100%	Language education

Beijing Xicheng District Xueersi Training School (“Beijing Xicheng School”)	April 2, 2009	Beijing	100%	After-school tutoring for primary and secondary school students

Shanghai Xueersi Education Information Consulting Co., Ltd. (“Shanghai Education”)	July 2, 2009	Shanghai	100%	Educational information consulting and educational software development

Tianjin Xueersi Education Information Consulting Co., Ltd. (“Tianjin Education”)	August 14, 2009	Tianjin	100%	Educational information consulting service

Guangzhou Xueersi Education Technology Co., Ltd. (“Guangzhou Education”)	August 16, 2009	Guangzhou	100%	Educational technology research and development

Shenzhen Xueersi Education Technology Co., Ltd. (“Shenzhen Education”)	December 22, 2009	Shenzhen	100%	Teaching software research and development

Beijing Haidian District Lejiale Training School (“Beijing Lejiale School”)	March 22, 2010	Beijing	100%	After-school tutoring for primary and secondary school students

Tianjin Hexi District Xueersi Training School (“Hexi Xueersi School”)	August 3, 2010	Tianjin	100%	After-school tutoring for primary and secondary school students

Hangzhou Xueersi Education Consulting Co., Ltd. (“Hangzhou Education”)	December 1, 2010	Hangzhou	100%	Educational information consulting and educational software development

Wuhan Jiang’an District Xueersi Training School (“Wuhan Jiang’an School”)	December 16, 2010	Wuhan	100%	After-school tutoring for primary and secondary school students

Beijing Chaoyang District Xueersi Training School (“Beijing Chaoyang School”)	January 17, 2011	Beijing	100%	After-school tutoring for primary and secondary school students

Beijing Xueersi Nanjing Education Consulting Co., Ltd. (“Nanjing Education”)	January 24, 2011	Nanjing	100%	Educational information consulting and educational software development

Xi’an Xueersi Network Technology Co., Ltd. (“Xi’an Network”)	February 15, 2011	Xi’an	100%	Software sales, and consulting service

Shanghai Xueersi Network Technology Co., Ltd. (“Shanghai Network”)	March 10, 2011	Shanghai	100%	Software sales, and consulting service

Chengdu Xueersi Education Consulting Co., Ltd. (“Chengdu Education”)	March 18, 2011	Chengdu	100%	Educational information consulting and educational software development

Beijing Shijingshan District Xueersi Training School (“Beijing ShijingshanSchool”)	January 4, 2012	Beijing	100%	After-school tutoring for primary and secondary school students

TaiyuanYingze District Xueersi Training School (“ Taiyuan Yingze School”)	February 21, 2012	Taiyuan	100%	After-school tutoring for primary and secondary school students

Suzhou Xueersi Network Technology Co., Ltd. (“Suzhou Network”)	February 21, 2012	Suzhou	100%	Software sales, and consulting service

Chongqing Shapingba District Xueersi Education Training School (“Chongqing Shapingba School”)	February 24, 2012	Chongqing	100%	After-school tutoring for primary and secondary school students

*                                         Previously known as Wuhan Jianghanqu Xiaoxinxing EnglishTraining School and the name change permit granted by governmental authority in December 2010.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2010, FEBRUARY 28, 2011

AND FEBRUARY 29, 2012

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

1.             ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing education services outside China.  As a Cayman Islands company, the Company is deemed a foreign legal person under the PRC laws.

To comply with the PRC laws and regulations, the Group provides and plans to provide most of its services in the PRC through its VIEs, Xueersi Education, Xueersi Network, Beijing Dongfangrenli and their subsidiaries. To provide the Company the ability to receive the majority of the expected residual returns of the VIEs and their subsidiaries, the Company’s wholly owned subsidiary, TAL Beijing entered into a series of contractual arrangements with Xueersi Education Xueersi Network and their respective shareholders on February 12, 2009 with exclusive business cooperation agreement superseded by the new one entered into on June 25, 2010. In addition, on December 27, 2011, TAL Beijing entered into a series of contractual arrangements with Beijing Dongfangrenli and their respective shareholders.

•                                          Agreements that transfer economic benefits to TAL Beijing or its designated affiliates

Series of exclusive technology support and service agreements: Pursuant to Exclusive Business Cooperation Agreement entered into in June 2010, by and among TAL Beijing, Xueersi Education, Xueersi Network, and the shareholders of Xueersi Education and Xueersi Network, TAL Beijing or its designated affiliates have the exclusive right to provide each of Xueersi Education and Xueersi Network and their subsidiaries comprehensive intellectual property licensing and various technical and business support services. Pursuant to the Exclusive Service Agreement entered into by and among TAL Beijing, Beijing Dongfangrenli and its shareholders in December 2011, TAL Beijing and its designated affiliates have the exclusive right to provide Beijing Dongfangrenli and its subsidiaries (if any) comprehensive technical and business support services. The services under each of these agreements include, but are not limited to, employee training, technology development, transfer and consulting services, public relation services, market survey, research and consulting services, market development and planning services, human resource and internal information management, network development, upgrade and ordinary maintenance services, and software and trademark licensing and other additional services as the parties may mutually agree from time to time. TAL Beijing owns the exclusive intellectual property rights developed in the performance of these agreements.  As consideration for these services, TAL Beijing and its designated affiliates is entitled to charge the VIEs and VIEs’ subsidiaries annual service fees and adjust the service fee rates from time to time at its discretion. The agreements are effective within the operation term of TAL Beijing, the VIEs and VIEs’ subsidiaries according to PRC Law, unless earlier terminated by mutual agreement of all parties.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2010, FEBRUARY 28, 2011

AND FEBRUARY 29, 2012

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

1.             ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements- continued

Call option agreement: Pursuant to the call option agreement, by and among TAL Beijing, VIEs and their subsidiaries, the shareholders of VIEs unconditionally and irrevocably granted TAL Beijing or its designated party an exclusive option to purchase from VIEs’ shareholders, to the extent permitted under PRC law, part of or all the equity interests in the VIEs, as the case may be, for the minimum amount of consideration permitted by the applicable law without any other conditions.  TAL Beijing has sole discretion to decide when to exercise the option, whether in part or in full. Unless earlier terminated by mutual agreement of all parties, this agreement shall remain effective until TAL Beijing exercise its purchase right to purchase all VIEs’ equity interests according to this agreement.

Equity pledge agreement: Pursuant to the equity pledge agreement, the shareholders of the VIEs unconditionally and irrevocably pledged all of their equity interests, including the right to receive declared dividends and the voting rights, in the VIEs to TAL Beijing to guarantee VIEs’ performance of their obligations under the technology support and service agreements.  The shareholders of the VIEs agree that, without prior written consent of TAL Beijing, they will not transfer or dispose the pledged equity interests or create or allow any encumbrance on the pledged equity interests that would prejudice TAL Beijing’s interest. This agreement is effective over the same term as the exclusive technology support and service agreements and can only be terminated when all the obligations under the exclusive technology support and service agreements are completely fulfilled.

Letter of Undertaking.  All of the shareholders of Xueersi Education and Xueersi Network have executed a letter of undertaking to covenant with and undertake to TAL Beijing that, if, as the respective shareholders of Xueersi Education and Xueersi Network, such shareholders receive any dividends, interests, other distributions or remnant assets upon liquidation from Xueersi Education and Xueersi Network, such shareholders shall, to the extent permitted by applicable laws, regulations and legal procedures, remit all such income after payment of any applicable tax and other expenses required by laws and regulations to TAL Beijing without any compensation therefore. All of the shareholders of Beijing Dongfangrenli have made similar undertakings in the option agreement, date December 27, 2011, described above.

•                                          Agreements that provide TAL Beijing effective control over the VIEs

Power of attorney: The shareholders of the VIEs have executed an irrevocable power of attorney appointing TAL Beijing, or any person designated by TAL Beijing as their attorney-in-fact to vote on their behalf on all matters of the VIEs requiring shareholder approval under PRC laws and regulations and the articles of association of the VIEs.  This agreement remains effective during the entire period when they are shareholders of the VIEs.

The articles of associations of VIEs state that the major rights of the shareholders in shareholders’ meeting include the power to approve the operating strategy and investment plan, elect the members of board of directors and approve their compensation and review and approve annual budget and earning distribution plan.  Therefore, through the irrevocable power of attorney arrangement TAL Beijing has the ability to exercise effective control over VIEs through shareholder votes and through such votes to also control the composition of the board of directors.  In addition, the senior management team of VIEs is the same as that of TAL Beijing. As a result of these contractual rights, the Company has the power to direct the activities of the VIEs that most significantly impact their economic performance.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2010, FEBRUARY 28, 2011

AND FEBRUARY 29, 2012

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

1.             ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements- continued

Spousal consent letter: The spouse of each of the shareholders of the VIEs entered into a spousal consent letter to acknowledge that she is aware of, and consents to, the execution by her spouse of the equity pledge agreement, the call option agreement and the power of attorney described above. Each spouse further agrees that she will not take any actions or raise any claims to interfere with performance by her spouse of the obligations under the above mentioned agreements.

Through the above contractual arrangements, TAL Beijing has (1) the power to direct the activities of the VIEs that most significantly affect the VIEs’ economic performance and (2) the right to receive substantially all the benefits from the VIEs, it is considered the primary beneficiary of the VIEs and their subsidiaries, and accordingly, the results of operations, assets and liabilities of the VIEs and their subsidiaries are consolidated in the Group’s financial statements.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2010, FEBRUARY 28, 2011

AND FEBRUARY 29, 2012

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

1.             ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

•                                          Risks in relation to the VIE structure

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

•                  require the Group to discontinue or restrict its operations;

•                  restrict the Group’s right to collect revenues;

•                  block the Group’s websites;

•                  require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate its businesses, staff and assets;

•                  impose additional conditions or requirements with which the Group may not be able to comply; or

•                  take other regulatory or enforcement actions against the Group that could be harmful to its business.

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

FOR THE YEARS ENDED FEBRUARY 28, 2010, FEBRUARY 28, 2011

AND FEBRUARY 29, 2012

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

1.             ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The following financial statement balances and amounts of the Company’s VIEs were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions:

	As of February 28,	As of February 29,
	2011	2012

Total current assets	$58,401,693	$67,219,647
Total non-current assets	10,342,650	57,431,354

Total assets	68,744,343	124,651,001

Total current liabilities	43,365,947	64,142,423
Total non-current liabilities	85,248	45,881

Total liabilities	$43,451,195	$64,188,304

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29,
	2010	2011	2012

Net revenues	$68,579,689	$96,679,369	$142,650,139
Net income	$14,219,035	$33,398,766	$45,236,929

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29,
	2010	2011	2012

Net cash provided by operating activities	$21,534,321	$15,437,897	$44,458,648
Net cash used in investing activities	$(5,245,848)	$(2,558,536)	$(27,017,006)
Net cash used in financing activities	$(1,402,622)	$(344,909)	$—

There are no consolidated VIE assets that are collateral for the VIE’s obligations and can only be used to settle the VIE’s obligation.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2010, FEBRUARY 28, 2011

AND FEBRUARY 29, 2012

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

1.             ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The following financial statement balances and amounts of the Company and its subsidiaries, excluding the Company’s VIEs, were included in the accompanying consolidated financial statements after the elimination of the inter-company transactions and balances:

	As of February 28,	As of February 29,
	2011	2012

Total current assets	$147,047,436	$143,015,383
Total non-current assets	1,978,265	26,986,521

Total assets	149,025,701	170,001,904

Total current liabilities	19,235,092	40,236,697
Total non-current liabilities	32,533	110,613

Total liabilities	$19,267,625	$40,347,310

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29,
	2010	2011	2012

Net revenues	$708,858	$13,908,930	$34,869,533
Net income	$25,924	$(9,357,616)	$(20,923,276)

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29,
	2010	2011	2012

Net cash provided by operating activities	$5,640,952	$38,384,726	$28,939,023
Net cash used in investing activities	$(4,280)	$(27,009,413)	$(32,078,753)
Net cash provided by/ (used in) financing activities	$500,000	$96,958,295	$(470,022)

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2010, FEBRUARY 28, 2011,

AND FEBRUARY 29, 2012

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2.             SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its wholly owned subsidiaries and its VIEs and their subsidiaries.  All inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenue, costs, and expenses, and the disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.  Significant accounting estimates reflected in the Group’s consolidated financial statements include the forfeiture rate for share-based compensation, valuation allowance for deferred tax assets, the useful lives of property and equipment and intangible assets, impairment of available-for-sale securities, intangible assets, long-lived assets, goodwill and long term investment.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments, which are unrestricted as to withdrawal or use, and which have remaining maturities of three months or less when purchased.

Term deposits

Term deposits consist of deposits placed with financial institutions with original maturities of greater than three months and less than one year.

Available-for-sale securities

Available-for-sale securities are carried at their fair value.  Unrealized gains and losses excluded from the changes in fair value are included in accumulated other comprehensive income.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2010, FEBRUARY 28, 2011

AND FEBRUARY 29, 2012

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2.             SIGNIFICANT ACCOUNTING POLICIES - continued

Available-for-sale securities-continued

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

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and amortization.  Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Building	35-40 years
Computer, network equipment and software	3 years
Vehicles	4-5 years
Office equipment and furniture	3-5 years
Leasehold improvement	Shorter of the lease term or estimated useful lives

Acquired intangible assets, net

Acquired intangible assets other than goodwill consist of domain names, partnership agreement, trade name, student base, non-compete agreement, and educational license, and are carried at cost, less accumulated amortization and impairment.  Amortization of finite-lived intangible assets is computed using the straight-line method over the estimated useful lives. Student base is amortized using the estimated attrition pattern and graduation rates of the acquired schools. The amortization periods by major intangible asset classes are as follows:

Trade name	10.0 years
Student base	3.5 years
Partnership agreement	2.6-3.5 years
Domain names	3.0 years
Non-compete agreement	2.0-3.0 years
Educational license	0.9-2.0 years

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2010, FEBRUARY 28, 2011

AND FEBRUARY 29, 2012

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

The primary sources of the Group’s revenues are as follows:

(a)           Educational programs and services

The educational programs and services primarily consist of after-school group tutoring, after-school one-on-one tutoring and training courses for preschool children. Tuition revenue is generally collected in advance and is initially recorded as deferred revenue. Tuition revenue is recognized proportionately as the tutoring sessions are delivered. The revenue for educational programs and services for the years ended February 28 2010, February 28, 2011 and February 29, 2012 are $68,833,240, $108,341,605 and $171,331,866, respectively.

Generally, for small-class courses consisting of more than seven classes per course, the Group offers refunds for any remaining classes to students who decide to withdraw from a course, provided the course is less than two-thirds completed at the time of withdrawal.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2010, FEBRUARY 28, 2011

AND FEBRUARY 29, 2012

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2.             SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

The refund is equal to and limited to the amount related to the undelivered classes. After two-thirds of a small-class course is delivered, no refund will be provided. For small-class courses with less than seven classes, no refund will be provided after the commencement of the courses. For preschool courses, the Group offers refunds of 60% of courses fees received to students that withdraw from a course, provided the course is less than one-third completed at the time of withdrawal. After one-third of the course is completed, no refund will be provided. For personalized premium services, a student can withdraw at any time and receive a refund equal to and limited to the amount related to the undelivered classes.  The refund is recorded as a reduction of the related deferred revenue and has no impact on the recognized revenue. Historically, the Group has not experienced material refunds on the recognized revenue, and as such, no accrual for estimated refunds is deemed necessary.

The Group sends out coupons to attract both existing and prospective students to enroll in its courses.  The coupon has fixed dollar amounts and can only be used against future courses.  The coupon is accounted for as a reduction of revenue when the relevant revenue is recognized in the consolidated statements of operations.

(b)           Online education services

The online education services provided by the Group to its customers include audio-video course content. The revenue for online education services for the year ended February 28, 2010,  February 28, 2011 and February 29, 2012 are $nil, $1,967,882 and $5,736,664, respectively.

Customers enroll for online courses through the use of prepaid study cards or payment to the Group’s on-line accounts.  The proceeds collected from the online course education are initially recorded as deferred revenue.  Revenues are recognized on a straight line basis over the subscription period from the date in which the students activate the courses to the date in which the subscribed courses end. Refunds are provided to the students who decide to withdraw from the subscribed courses within the course offer period, which generally ranges from one month to six months, and a proportional refund is based on the percentage of untaken courses to the total courses offered. Historically, the Group has not experienced material refunds, and as such, no accrual for estimated refunds is deemed necessary.

(c)           Educational materials and others

The Group sells educational materials to students at the Group’s service centers. Revenue is recognized after a service contract is signed, the price is fixed or determinable, educational materials are delivered and collection of the receivables is reasonably assured. The revenue for educational materials and others for the year ended February 28, 2010, February 28, 2011 and February 29, 2012 are $455,307, $278,812 and $451,142, respectively.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2010, FEBRUARY 28, 2011

AND FEBRUARY 29, 2012

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

Value added tax

TAL Beijing, Xueersi Education, Yidu Huida, Xian Network, Guangzhou Education, and Shenzhen Education are subject to value added tax (“VAT”), for the guidance materials and the inter-company sales of self-developed software in accordance with the PRC tax laws.  For small scale VAT payer, the VAT rate is 3% of the gross sales and for general VAT payer; the VAT rate is 17% of the gross sales generally.  TAL Beijing and Xueersi Education are deemed as general VAT payer since January 2010 and August 2010 respectively.  For general VAT payer, VAT on sales is calculated at 17% on revenue from product sales and paid after deducting input VAT on purchases. The net VAT balance between input VAT and output VAT is reflected in the accounts under other taxes payable.

For certain software related products that are qualified as “software products” by PRC tax authorities; the Group can pay VAT at 17% first and then receive 14% refund after it is paid. The Group records VAT refund receivables on accrual basis.

For the calendar year 2009, TAL Beijing filed its VAT return at the rate of 3%.  For the calendar year 2010, 2011 and 2012, it files its VAT return at a rate of 17% and enjoys a 14% VAT refund. From August 2010, Xueersi Education filed its VAT return at the rate of 13% for the guidance books that enjoyed a preferential tax rate. Yidu Huida, Xian Network, Guangzhou Education and Shenzhen Education filed its VAT return at the rate of 3% from the date of their incorporation.

Business tax

The Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries are subject to business tax and surcharges at a rate of 3.3% to 5.6% on revenues related to certain types of services. The net revenues are presented net of those taxes incurred.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2010, FEBRUARY 28, 2011

AND FEBRUARY 29, 2012

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

Advertising costs

The Group expenses advertising costs as incurred.  Total advertising costs incurred were $487,333, $271,484, and $2,718,675 for the years ended February 28, 2010, February 28, 2011 and February 29, 2012, respectively, and have been included in selling and marketing expenses in the consolidated statements of operations.

Government subsidies

The Group reports government subsidies as other operating income when received from local government authority. There is no limitation on the use of the subsidies so far received. And the receipt of such subsidies does not subject the Group to any additional governmental regulations, future obligations or performance requirement. Government subsidies received totaled $nil, $148,537 and $213,270 for the years ended February 28, 2010,February 28,2011, and February 29, 2012, respectively.

Foreign currency translation

The functional and reporting currency of the Company is the United States dollar. The functional currency of the Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries in the PRC is Renminbi (“RMB”).

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date.  Nonmonetary assets and liabilities are re-measured into the applicable functional currencies at historical exchange rates.  Transactions in currencies other than the applicable functional currencies during the year are converted into the functional currencies at the applicable rates of exchange prevailing at the transaction dates.  Transaction gains and losses are recognized in the consolidated statements of operations. For the years ended February 28, 2010, February 28, 2011 and February 29, 2012 the Group recorded exchange losses of $9,480, $80,480 and a gain of $4,211,173 respectively in other income in the consolidated statements of operations.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2010, FEBRUARY 28, 2011

AND FEBRUARY 29, 2012

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2.             SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation- continued

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

Foreign Currency Risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents and term deposits of the Group included aggregate amounts of US$196,713,601 and US$197,522,897 at February 28, 2011 and February 29, 2012, respectively, which were denominated in RMB.

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

FOR THE YEARS ENDED FEBRUARY 28, 2010, FEBRUARY 28, 2011

AND FEBRUARY 29, 2012

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2.             SIGNIFICANT ACCOUNTING POLICIES - continued

Concentration of credit risk

Financial instruments that potentially expose the Group to significant concentration of credit risk consist primarily of cash and cash equivalents and term deposits. The Group places its cash and cash equivalents and term deposits in financial institutions with high credit ratings.

Financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, term deposits, available-for-sale securities, accounts payables, amounts due to related parties and income tax payable. The fair value of cash and cash equivalents, term deposits, accounts payables, and amounts due to related parties approximate their carrying amounts reported in the consolidated balance sheets due to the short-term maturity of these instruments. All highly liquid short-term investments purchased with original maturity of three months or less at the date of acquisition are included in cash and cash equivalents.

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

FOR THE YEARS ENDED FEBRUARY 28, 2010, FEBRUARY 28, 2011

AND FEBRUARY 29, 2012

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2.             SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value-continued

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

As of February 28, 2011 and February 29, 2012, information about inputs for the fair value measurements of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	As of February 28, 2011
	Level 1	Level 2		Level 3	Total
Assets:
Available-for-sale securities	$465,709		$—	$—	$465,709
Total	$465,709	$		$—	$465,709

	As of February 29, 2012
	Level 1	Level 2		Level 3	Total
Assets:
Available-for-sale securities	$361,803		$—	$—	$361,803
Total	$361,803	$		$—	$361,803

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2010, FEBRUARY 28, 2011

AND FEBRUARY 29, 2012

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2.             SIGNIFICANT ACCOUNTING POLICIES - continued

Recently issued accounting standards

In June 2011, the FASB issued an authoritative pronouncement to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. These amendments do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the amendments are effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued an authoritative pronouncement, deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income in accounting standards update. This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before update the pronouncement issued in June 2011. The Group does not expect the adoption of this pronouncement to have a significant effect except for the presentation of comprehensive income on its consolidated financial statements.

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The guidance permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued. The Group does not expect the adoption of this pronouncement to have a significant effect on its consolidated financial statements.

In December 2011, the FASB issued an authoritative pronouncement related to Disclosures about Offsetting Assets and Liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Group does not expect the adoption of this pronouncement to have a significant effect on its consolidated financial statements.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2010, FEBRUARY 28, 2011

AND FEBRUARY 29, 2012

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

3.                                      DISCONTINUED OPERATIONS

In October 2010, the Group exited its operations in Qianjing School and Jianli School in order to focus its operation in Wuhan Jianghan School. Accordingly, the operating results of Qianjiang School and Jianli School are presented in the Consolidated Statements of Operations as discontinued operations, net of tax, for all periods presented. A $128,522 impairment loss for the goodwill and a $53,122 impairment loss for the intangible assets of the two schools were recorded in operating results of discontinued operations in the year ended February 28, 2011 (see Note 10).

By the fiscal year ended February 28, 2011, the liquidation process of the two schools has been finished and there were no remaining assets or liabilities associated with discontinued operations in the accompanying consolidated balance sheet as of February 28, 2011. The gain or loss from the liquidation process of the two schools was immaterial. Summarized operating results as discontinued operations in accompanying consolidated statements of operations were as follows for the years ended February 28, 2010, February 28, 2011 and February 29, 2012:

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29,
	2010	2011	2012

Net revenues	$304,976	$169,304	$—
Pre-tax profit/ (loss)	$55,212	$(415,786)	$—
(Provision)/benefits for income taxes	$(13,890)	$81,391	$—
Net income/ (loss)	$41,322	$(334,395)	$—

TAL EDUCATION GROUP

4.                                      EXTINGUISHMENT OF LIABILITIES

During the year ended February 28, 2009 the Group renegotiated with the sellers of Wuhan Jianghan School, acquired in July 2008, and $731,092 of acquisition consideration was waived and recorded as a gain resulting from extinguishment of liabilities. In December 2010, $134,370 of remaining unpaid consideration was subsequently waived and recorded as a gain on extinguishment of liabilities for the year ended February 28, 2011.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2010, FEBRUARY 28, 2011

AND FEBRUARY 29, 2012

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

5.                                      IMPAIRMENT ON LONG-TERM INVESTMENT

On August 12, 2011, Zhikang acquired 15% equity interest in Beijing Haidian Holiday Culture Training School (“Holiday School”) with consideration of $235,397, recorded as a long-term investment. However, after the investment, Holiday School’s business unexpectedly and quickly deteriorated. Therefore, the long-term investment was fully impaired in the year ended February 29, 2012.

6.                                      AVAILABLE-FOR-SALE SECURITIES

In August 2007 and December 2009, the Group bought two securities in mutual funds named Wan Jia He Xie Financing Fund and Guo Du No. 1 An Xin Shou Yi, respectively.

The available-for-sale securities measured and recorded at fair value on a recurring basis were as follows:

Balances as of February 28, 2009	$340,418
Purchase	1,464,231
Changes in fair value	112,708
Foreign exchange difference	799

Balance as of February 28, 2010	$1,918,156
Disposed	(1,470,660)
Changes in fair value	2,850
Foreign exchange difference	15,363

Balance as of February 28, 2011	$465,709

Changes in fair value	(121,895)
Foreign exchange difference	17,989

Balance as of February 29, 2012	$361,803

The company has determined the changes in fair value are deemed to be temporary as of February 29, 2012.

The following provides additional information concerning the Group’s available-for-sale securities:

	As of February 28, 2011				As of February 29, 2012
		Gross	Gross			Gross	Gross
		unrealized	unrealized			unrealized	unrealized
	Cost	gains	(losses)	Fair value	Cost	gains	(losses)	Fair value

Mutual fund	$356,580	$109,129	—	$465,709	$374,569	—	$(12,766)	$361,803

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2010, FEBRUARY 28, 2011

AND FEBRUARY 29, 2012

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

7.                                      PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of	As of
	February 28,	February 29,
	2011	2012

Prepaid rent	$2,352,630	$3,988,593
Prepayments to suppliers (1)	1,057,742	1,717,996
Deposit with third parties	—	858,028
Staff advances	440,703	559,793
Interest receivable	396,180	631,510
ADR receivable	108,444	368,711
Receivable from the sale of study cards	1,421	312,944
Others	389,809	574,400
	$4,746,929	$9,011,975

(1)          Advance payments primarily for advertising and purchases of PPE.

8.                                      PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of	As of
	February 28,	February 29,
	2011	2012

Building	$—	$63,416,230
Leasehold improvement	5,351,588	10,196,222
Computer, network equipment and software	5,226,024	10,039,490
Vehicles	784,854	1,002,949
Office equipment and furniture	730,896	1,490,734
	12,093,362	86,145,625
Less: accumulated depreciation and amortization	(4,578,037)	(9,419,406)
	$7,515,325	$76,726,219

For the years ended February 28, 2010, February 28, 2011 and February 29, 2012, depreciation expenses were $1,272,074, $2,790,061, and $5,203,847, respectively.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2010, FEBRUARY 28, 2011

AND FEBRUARY 29, 2012

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

9.                                      INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of	As of
	February 28,	February 29,
	2011	2012

Domain names	$1,846,858	$1,846,858
Partnership agreement	405,475	349,783
Student base	315,545	221,082
Trade name	262,360	262,360
Non-compete agreement	19,200	17,012
Education license	9,902	4,509

Less: accumulated amortization	(2,252,379)	(2,584,109)
Add: foreign exchange difference	49,824	66,028
	$656,785	$183,523

Domain names were acquired from third parties and the rest of intangible assets were recorded as a result of acquisitions in the year ended February 28, 2009.

The Group recorded amortization expense of $841,193, $715,038, and $490,883 for the years ended February 28, 2010, February 28,2011 and February 29, 2012, respectively.

Estimated amortization expenses of the existing intangible assets for the next five years are $28,601, $28,601, $28,601,$28,601, and $28,601, respectively.

10.                               GOODWILL

Changes in the carrying amount of goodwill for the years ended February 28, 2011 and February 29, 2012 consisted of the following:

	As of February 28, 2011	As of February 29, 2012
Goodwill
Beginning balance	$763,802	$662,583
Impairment	(128,522)	(139,660)
Foreign exchange difference due to translation	27,303	25,902

Ending balance	$662,583	$548,825

Accumulated goodwill impairment
Beginning balance	$(1,256,084)	$(1,384,606)
Impairment	(128,522)	(139,660)

Ending balance	$(1,384,606)	$(1,524,266)

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2010, FEBRUARY 28, 2011

AND FEBRUARY 29, 2012

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

10.          GOODWILL-continued

On November 30, 2010 the Group made an impairment test on goodwill related to the purchase of Qianjiang and Jianli School, which was triggered by their deteriorating performance. As a result a $128,522 impairment loss for the goodwill from the acquisition of the two schools was recognized in operating results of discontinued operations. The two schools were liquidated in the year ended February 28, 2011(see Note 3).

On August 31, 2011 the Group made an impairment test on goodwill related to purchase of a business in Tianjin in the fiscal year ended February 28, 2009, which was triggered by their deteriorating performance. As a result, a $139,660 impairment loss for the goodwill was recognized in operating results for the year ended February 29, 2012.

The Group incurred $nil, $128,522, and $139,660 impairment loss on goodwill for the years ended February 28, 2010, February 28, 2011 and February 29, 2012, respectively.

11.                               LONG-TERM PREPAYMENTS

	As of	As of
	February 28,	February 29,
	2011	2012

Prepaid for teaching materials development (1)	$—	$1,099,547
Prepaid for acquisition of license (2)	—	823,934
	$—	$1,923,481

(1)          The Group signed two agreements with McGraw-Hill Hong Kong Limited to develop two sets of English teaching materials with the total amount of $1,636,609. As of February 29, 2012, the prepayment was $1,099,547, and subsequently in April 2012 the Group recorded intangible assets of $715,023 upon delivery of one set of the teaching materials. The remaining set of the teaching materials is expected to be delivered during the year ended February 28, 2013.

(2)          In September 2011, the Group entered into acquisition agreements to obtain the study-abroad intermediary service operating license, for which the Group prepaid $823,934. The Group is in the process of changing the legal representative recorded on the license and expects to complete the process during the year ended February 28, 2013.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2010, FEBRUARY 28, 2011

AND FEBRUARY 29, 2012

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

12.                              ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of	As of
	February 28,	February 29,
	2011	2012

Accrued employee payroll and welfare benefits	$4,815,701	$9,614,318
Other taxes payable	1,770,780	2,362,052
Proceeds from employees’ transferring stocks (1)	—	885,869
Professional service fee payable	684,931	478,890
Enrollment fees collected for sponsors	307,536	281,293
Accrued teaching material costs	—	465,627
Accrued advertising expenses	—	231,600
Payable for acquisition of Wuhan Jianghan School	33,783	35,274
Payable for investment in Holiday School	—	95,337
Others	441,249	833,930

Total	$8,053,980	$15,284,190

(1)          During the year ended February 29, 2012, the Company acts as a custodian for non-vested shares awards granted to employees under the 2010 Share Incentive Plan. Subsequent to the vesting of such awards and at the request of an employee, the Company will sell the related shares and take delivery of the sale proceeds; upon the payment of related withholding taxes, the proceeds are forwarded to the employee, which is generally within a few weeks.

13.                               INCOME TAXES

Cayman Islands

The Company is a tax-exempted company incorporated in the Cayman Islands.

Hong Kong

Xueersi Hong Kong was established in Hong Kong and is subject to Hong Kong Profits Tax on its activities conducted in Hong Kong. It is subject to Hong Kong profit tax at 16.5%. No provision for Hong Kong Profits tax has been made in the consolidated financial statements as it has no assessable income for the years ended February 28, 2010, February 28, 2011 and February 29, 2012.

PRC

Effective from January 1, 2008, a new Enterprise Income Tax Law, or (“the New EIT Law”), combined the previous income tax laws for foreign invested and domestic invested enterprises in the PRC by the adoption a unified tax rate of 25% for most enterprises with the following exceptions.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2010, FEBRUARY 28, 2011

AND FEBRUARY 29, 2012

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

13.                               INCOME TAXES - continued

Certain qualified high and new technology enterprises that meet the definition of “high and new technology enterprise strongly supported by the state” (“HNTE”) could benefit from a preferential tax rate of 15%.  Xueersi Education qualified as a HNTE under the New EIT Law effective from January 1, 2008 and was eligible for the re-examination of HNTE from January 1, 2011, therefore it would be entitled to a preferential tax rate of 15% until the calendar year of 2013.  In addition, since the entity is located in a high technology zone in Beijing and qualified as a high-tech company, it was entitled to a three-year exemption from EIT from calendar year 2006 to 2008 and a further reduction to 7.5% from calendar year 2009 to 2011.

TAL Beijing was qualified as “Newly Established Software Enterprise” and therefore it was entitled to a two-year exemption from EIT from calendar year 2009 to 2010 and a further reduction to 12.5% from calendar year 2011 to 2013.

Yidu Huida was qualified as “Newly Established Software Enterprise” and therefore it was entitled to a two-year exemption from EIT from calendar year 2011 to 2012 and a further reduction to 12.5% from calendar year 2013 to 2015.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2010, FEBRUARY 28, 2011

AND FEBRUARY 29, 2012

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

13.                               INCOME TAXES - continued

Provision (credit) for income tax consisted of the following:

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29,
	2010	2011	2012

Current
- PRC income tax expenses	$1,908,672	$3,232,563	$4,452,076
Deferred
- PRC income tax expenses	(544,037)	(604,473)	(295,626)

Total	$1,364,635	$2,628,090	$4,156,450

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of the Group’s deferred tax assets and liabilities were as follows:

	As of	As of
	February 28,	February 29,
	2011	2012

Current deferred tax assets:
Accrued payroll	$1,062,994	$1,730,992
Unrealized loss on available-for-sale securities	73,794	108,167
Less: valuation allowance	(53,856)	(109,401)

Current deferred tax assets, net	1,082,932	1,729,758

Non-current deferred tax assets:
Property and equipment	277,290	197,248
Intangible assets	273,324	317,169
Investment loss from discontinued operations (1)	120,528	—
Tax losses carry-forward deferred tax assets	261,031	727,105
Less: valuation allowance	(264,077)	(751,300)

Non-current deferred tax assets, net	668,096	490,222

Non-current deferred tax liabilities:
Intangible assets	85,248	45,881
Accrued ADR income	32,533	110,613

Non-current deferred tax liabilities	$117,781	$156,494

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2010, FEBRUARY 28, 2011

AND FEBRUARY 29, 2012

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

13.                               INCOME TAXES - continued

(1)                                  In February 2011, the liquidation of Qianjiang School and Jianli School were completed. Xueersi Network, the parent company of Qianjiang School and Jianli School, recognized $482,112 investment loss in its PRC statutory account. Corresponding tax benefit was realized in the year ended February 29, 2012 after approved by tax authorities.

As of February 29, 2012, tax loss carry-forward amounted to $2,908,420 and would expire by the end of calendar year 2017.  The Company operates its business through its subsidiaries, its VIEs and their subsidiaries.  The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs and their subsidiaries may not be used to offset other subsidiaries’ or VIEs’ earnings within the Group. Valuation allowance is considered on each individual subsidiary and VIE basis. A valuation allowance of $860,701 had been established as of February 29, 2012, in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

Under U.S. GAAP, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amounts, including those differences attributable to a more than 50% interest in a domestic subsidiary.  However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means.  The Company has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because it believes such excess earnings can be distributed in a manner that would not be subject to income tax.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority.  An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.  Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.  The Group has concluded that there are no significant uncertain tax positions requiring recognition in financial statements for the years ended February 28, 2010, February 28, 2011 and February 29, 2012. The Group did not incur any significant interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods.

According to the PRC Tax Administration and Collection Law, the tax authority may require the taxpayer or the withholding agent to make delinquent tax payment within three years if the underpayment of taxes is resulted from the tax authority’s act or error. No late payment surcharge will be assessed under such circumstances.  The statute of limitation will be three years if the underpayment of taxes is due to the computational errors made by the taxpayer or the withholding agent.  Late payment surcharge will be assessed in such case.  The statute of limitation will be extended to five years under special circumstances which are not clearly defined (but an underpayment of tax liability exceeding RMB 0.1 million is specifically listed as a “special circumstance”).  The statute of limitation for transfer pricing related issue is ten years. There is no statute of limitation in the case of tax evasion.  Therefore, the Group is subject to examination by the PRC tax authorities based on the above.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2010, FEBRUARY 28, 2011

AND FEBRUARY 29, 2012

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

13.                               INCOME TAXES - continued

Reconciliation between the provision for income taxes computed by applying the PRC EIT rates of 25% in fiscal year 2010, 2011 and 2012 to income before income taxes and the actual provision for income tax was as follows:

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29,
	2010	2011	2012

Net income before provision for income tax	$15,568,272	$27,003,635	$28,470,103
PRC statutory tax rate	25%	25%	25%

Income tax at statutory tax rate	3,892,068	6,750,909	7,117,526

Expenses not deductible	289,858	428,150	586,348
Effect of income tax exemptions	(3,070,154)	(6,001,819)	(4,752,840)
Effect of income tax rate difference in other jurisdictions	3,850	1,523,418	670,220
Change in valuation allowance	249,013	(72,568)	535,196

Provision for income tax	$1,364,635	$2,628,090	$4,156,450

If Xueersi Education, Yidu Huida and TAL Beijing were not in a tax holiday period for the years ended February 28, 2010, February 28, 2011 and February 29, 2012, the increase in income tax expenses and net income per share amounts would be as follows:

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29,
	2010	2011	2012

Increase in income tax expenses	$3,070,154	$6,001,819	$4,752,840
Net income per common share-basic	$0.09	$0.14	$0.13
Net income per common share-diluted	$0.09	$0.13	$0.13

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2010, FEBRUARY 28, 2011

AND FEBRUARY 29, 2012

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

13.                               INCOME TAXES - continued

If the Company were to be non-resident for PRC tax purpose, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax.  In the case of dividends paid by PRC subsidiaries, the withholding tax would be 10%.

All undistributed earnings are presumed to be transferred to the parent company and are subject to withholding tax. However, the Chinese tax authorities clarified that distributions made out of earnings prior to but distributed after January 1, 2008 will not be subject to withholding tax. The aggregate undistributed earnings of the Company’s  subsidiaries, VIEs and VIEs’ subsidiaries located in the PRC that are available for distribution are $50,418,792 and $79,515,168 as of February 28, 2011 and February 29, 2012, respectively. Upon distribution of such earnings, the Company will be subject to PRC taxes, the amount of which is impractical to estimate. The Company did not record any withholding tax on any of the aforementioned undistributed earnings because it intends to permanently reinvest all earnings in China and the aforementioned subsidiaries do not intend to declare dividends to the Company.

14.                               COMMON SHARES

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2010, FEBRUARY 28, 2011

AND FEBRUARY 29, 2012

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

14.       COMMON SHARES-continued

During the year ended February 29, 2012, pursuant to stock plan, 2,358,044 Class A common shares were issued to employees and converted into 1,179,022 American Depository Shares (ADS) (representing 2,358,044 Class A common shares).

During the year ended February 29, 2012, 15,319,000 Class B common shares were converted into 15,319,000 Class A common shares pursuant to the terms of the Article of Association.

During the year ended February 29, 2012, the board of directors authorized a share repurchase program, whereby the Company may repurchase of up to $50.0 million of ADSs during the period from October 24, 2011 through October 23, 2012. As of February 29, 2012, the Company has not repurchased any of the ADSs under this share repurchase program.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2010, FEBRUARY 28, 2011

AND FEBRUARY 29, 2012

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

15.                               NET INCOME PER SHARE

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29,
	2010	2011	2012

Net income from continuing operations	$14,203,637	$24,375,545	$24,313,653
Net income/ (loss) from discontinued operations	41,322	(334,395)	—

Net income	$14,244,959	$24,041,150	$24,313,653

Shares (denominator):
Weighted average shares outstanding Basic	120,000,000	131,911,539	154,000,219
Dilutive effect of preferred shares	5,000,000	3,173,077	—
Dilutive effect of non-vested shares award	—	1,361,019	1,874,162
Diluted	125,000,000	136,445,635	155,874,381

Net income per common share attributable to TAL Education Group shareholders-basic
Basic from continuing operations	$0.11	$0.18	$0.16
Basic from discontinued operations	$0.00	$(0.00)	$—

Net income per common share attributable to TAL Education Group shareholders-basic(1)	$0.11	$0.18	$0.16

Net income per common share attributable to TAL Education Group shareholders-diluted
Diluted from continuing operations	$0.11	$0.18	$0.16
Diluted from discontinued operations	$0.00	$(0.00)	$—

Net income per common share attributable to TAL Education Group shareholders-diluted	$0.11	$0.18	$0.16

(1)                                  Our common shares are divided into Class A common shares and Class B common shares.  Holders of our Class A common shares and Class B common shares have the same dividend rights. And therefore we have not presented earnings per share for each separate class.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2010, FEBRUARY 28, 2011

AND FEBRUARY 29, 2012

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

16.                               COMMITMENTS AND CONTINGENCIES

Lease commitment

The Group leases certain office premises under non-cancellable leases, the term of which are ten years or less and are renewable upon negotiation.  Rental expenses under operating leases for the years ended February 28, 2010, February 28, 2011 and February 29, 2012 were $9,862,702, $15,457,321 and $26,212,907, respectively.

Future minimum payments under non-cancellable operating leases as of February 29, 2012 were as follows:

Fiscal year ending
February 2013	$27,879,633
February 2014	21,484,200
February 2015	14,288,355
February 2016	7,075,978
February 2017 and after	3,963,074
Total	$74,691,240

Contingencies

The Group is required to obtain and maintain various licenses and permits and fulfill registration and filing requirements in order to operate its after-school tutoring business. As of February 29, 2012, the Group is in the process of preparing filings and applying for the requisite operating permits for certain learning centers. If the Group fails to comply with the applicable legal requirements concerning obtaining and maintaining applicable licenses and permits and fulfilling applicable registration and filing requirements to operate its after-school tutoring business, including any failure to cure non- compliances in a timely manner, there is reasonable possibility that it may be subject to fines, confiscation of the gains derived from its noncompliant operations or the suspension of its noncompliant operations. Such contingent liability is not probable and cannot be reasonably estimated.

17.                               SEGMENT INFORMATION

The Group is mainly engaged in after-school tutoring in the PRC.  The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer who reviews results of operations by geographic location (i.e. city rather than learning centers), each location constituting a subsidiary of the Group, when making decisions about allocating resources and assessing performance of the Group.  Consequently, the Group has determined that each location represents an operating segment.  However, under the aggregation criteria set forth in the U.S. GAAP with respect to segment reporting, the Group operates in only one reportable segment as all of its operating segments have similar economic characteristics and provide the same tutoring services.

18.                               MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees.  The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries.  Total provisions for such employee benefits were $1,819,178, $3,260,508, and $8,827,425 for the years ended February 28, 2010, February 28, 2011and February 29, 2012, respectively.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2010, FEBRUARY 28, 2011

AND FEBRUARY 29, 2012

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

19.                               STATUTORY RESERVES AND RESTRICTED NET ASSETS

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

The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital of the entities.  For the years ended February 28, 2011 and February 29, 2012, the Group made apportions of $1,773,841 and $432,678 to the statutory surplus reserve, respectively, and $1,609,413 and $1,829,338 to the development fund, respectively.

As a result of these PRC laws and regulations and the requirement that distribution by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group.  Amounts restricted include paid-in capital and the statutory reserve of the Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries.  As of February 28, 2011 and February 29, 2012, paid-in capital of such entities was $8,663,643 and $10,434,331, respectively, and statutory reserve was $8,240,697 and $10,502,713, respectively. The total of restricted net assets was therefore $16,904,340, and $20,937,044, respectively.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2010, FEBRUARY 28, 2011

AND FEBRUARY 29, 2012

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

20.                               RELATED PARTY TRANSACTIONS

The Group had the following balances with related parties as of February 28, 2011 and February 29, 2012, respectively:

(a)                                  Amount due to the founding shareholder

	As of	As of
	February 28,	February 29,
	2011	2012

Founding shareholder	$79,893	$—

The amount as of February 28, 2011 represented acquisition consideration paid by one founding shareholder on behalf of the Group and it was repaid in September 2011.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2010, FEBRUARY 28, 2011

AND FEBRUARY 29, 2012

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

21.                               SHARE-BASED COMPENSATION

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

On July 26, 2010, before its initial public offering, the Company granted 5,419,500 nonvested shares under this share incentive plan to executive officers and employees. The estimated fair value of the ordinary share on the grant date was $4.05 per share which was determined based on a valuation performed by American Appraisal China Limited. The market approach was used and the Company considered the estimated initial public offering price and applied a discount for the lack of marketability to reflect the fact that there was no ready public market for common shares before its IPO. These nonvested shares vest as follows: (1) 100% of 945,100 nonvested shares vest on the first anniversary of the date of grant, (2) 831,400 nonvested shares vest in two equal batches on each of the next two anniversaries of the date of grant, and (3) 3,643,000 nonvested shares vest in four equal batches on each of the next four anniversaries of the date of grant.

On February 19, 2011, the Company entered into an amendment with one officer to change the original 4 years’ vesting period to 1 year for his 70,000 nonvested shares. This modification did not result in any incremental expense and the remaining unrecognized compensation expense of $243,111 for this officer is recognized over the remaining service period.

On April 8, 2011, the Company granted 409,300 nonvested shares to employees and independent directors. These nonvested shares vests as follows: (1) 337,300 nonvested shares vest proportionally over the period beginning July 2011 through January 2015, and (2) 72,000 nonvested shares vest in three equal batches on October 19 of each year for three years subsequent to the date of grant.

In June 2011, the Company entered into an amendment with one of independent directors to change the vesting date for his 12,000 nonvested shares from the original date of October 19, 2011 to June 13, 2011. Additionally, on August 17, 2011, the Company modified the vesting period of another officer’s 52,500 nonvested shares, which was set to vest in three equal batches on July 27 for each of the next three years under its original terms, by stating it will all vest on August 22, 2012. Both of the modifications did not result in any incremental compensation cost and the remaining unrecognized compensation cost of $170,410 for these two persons is recognized over the remaining service period.

On June 13, 2011, the Company granted 136,000 nonvested shares to the independent directors. These nonvested shares vests as follows: (1) 120,000 nonvested shares vest in three equal batches on each of the next three anniversaries of the date of grant, and (2) 16,000 will vest in two equal batches on each of the next two anniversaries of the date of grant.

On July 26, 2011, the Company granted 40,800 nonvested shares to employees. For each of the next succeeding four anniversaries of the date of grant, 12,000, 10,200, 10,200 and 8,400 nonvested shares vest, respectively.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2010, FEBRUARY 28, 2011

AND FEBRUARY 29, 2012

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

21.       SHARE-BASED COMPENSATION- continued

The total compensation expense is recognized on a straight-line basis over the respective vesting periods.  The Group recorded a related compensation expense of $5,306,472, and $7,901,243 for the year ended February 28, 2011 and February 29, 2012, respectively.

Table below shows the summary of share based compensation:

	For the year ended	For the year ended
	February 28,	February 29,
	2011	2012

Cost of revenues	$521,387	$417,984
Selling and marketing	$975,114	$1,497,266
General and administrative	$3,809,971	$5,985,993
Total	$5,306,472	$7,901,243

The activities of non-vested shares granted under the 2010 Share Incentive Plan are summarized as follows:

	Number of	Weighted
	nonvested	average grant date
	shares	fair value

Outstanding as of March 1, 2010	—	—
Granted	5,419,500	4.05
Forfeited	68,700	4.05
Vested	—	—

Outstanding as of February 28, 2011	5,350,800	4.05

Granted	586,100	5.40
Forfeited	154,550	4.42
Vested	2,379,740	4.10

Outstanding as of February 29, 2012	3,402,610	4.23

As of February 29, 2012, the unrecognized compensation expense related to the non-vested share awards amounted to $10,934,140, which will be recognized over a weighted-average period of 1.6 years. The total fair value of non-vested shares that vested during the years ended February 28, 2010, February 28, 2011 and February 29, 2012 was $nil, $nil and $9,756,934.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2010, FEBRUARY 28, 2011

AND FEBRUARY 29, 2012

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

22.                               CAPITAL CONTRIBUTION

The founding shareholders contributed $219,743, $nil, and $nil capital during the years ended February 28, 2010, February 28, 2011 and February 29, 2012, respectively.

23.                               DISTRIBUTION TO SHAREHOLDERS

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

24.                               SUBSEQUENT EVENTS

On March 1, 2012, the Company granted 6,845,800 non-vested shares to employees with vesting periods ranging from approximate 1 year to 11 years. The fair value per non-vested shares granted was $5.56, which is equal to the market closing price of the Company’s ADSs on the NewYork Stock Exchange as of the grant date.

On March 28, 2012, the Group obtained 6% equity interest in Beijing Century Mingde Education Technology Co., Ltd. with a consideration of RMB 15 million.