Form 20-F
period 2013-02-28
TAL Education Group
filed 2013-06-28
CIK 1499620

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended February 28, 2013.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to                        .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission file number: 001-34900

TAL Education Group
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

12/F, Danling SOHO No. 6 Danling Street, Haidian District Beijing 100080 People’s Republic of China
(Address of principal executive offices)

Joseph Kauffman, Chief Financial Officer Telephone: +86-10-5292-6658 Email: ir@xueersi.com 12/F, Danling SOHO No. 6 Danling Street, Haidian District Beijing 100080 People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing two Class A common shares	The New York Stock Exchange
Class A common shares, par value US$0.001 per share*

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

As of February 28, 2013, 68,314,150 Class A common shares, par value US$0.001 per share and 87,806,000 Class B common shares, par value US$0.001 per share were outstanding.

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

☒ Yes   ☐ No

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

•                  “Variable Interest Entities,” or “VIEs,” refers to Beijing Xueersi Network Technology Co., Ltd., or Xueersi Network, and Beijing Xueersi Education Technology Co., Ltd., or Xueersi Education, and Beijing Dongfangrenli Science & Commerce Co., Ltd., or Beijing Dongfangrenli, all of which are domestic PRC companies in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP due to our having effective control over, and our being the primary beneficiary of, these companies; and “Consolidated Affiliated Entities” refers to our Variable Interest Entities and the Variable Interest Entities’ direct and indirect subsidiaries and schools;

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

Item 3.                                 Key Information

A. Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statement of operations data for our company for the fiscal years ended February 28, 2011, February 29, 2012 and February 28, 2013 and the selected consolidated balance sheet data as of February 29, 2012 and February 28, 2013 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations data for our company for the fiscal years ended February 28, 2009 and February 28, 2010 and the selected consolidated balance sheet data as of February 28, 2009, February 28, 2010 and February 28, 2011 are derived from our audited consolidated financial statements not included in this annual report.

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

Our historical results are not necessarily indicative of results to be expected in any future period.

	For the Year Ended February 29/28,
	2009	2010	2011	2012	2013
	(in thousands of $, except for share, per share and per ADS data)
Consolidated Statements of Operations Data:
Net revenues	$37,233	$69,289	$110,588	$177,520	$225,931
Cost of revenues(1)	(18,242)	(37,434)	(56,143)	(95,587)	(115,749)
Gross profit	18,991	31,855	54,445	81,933	110,182
Operating expenses
Selling and marketing(1)	(2,344)	(5,591)	(9,935)	(23,166)	(27,674)
General and administrative(1)	(5,884)	(10,854)	(19,085)	(37,815)	(51,125)
Impairment losses on long-term prepayment	—	—	—	—	(594)
Impairment losses on intangible assets and goodwill	(1,615)	—	—	(140)	—
Total operating expenses	(9,843)	(16,445)	(29,020)	(61,121)	(79,393)
Government subsidies	—	—	149	213	632
Income from operations	9,148	15,410	25,574	21,025	31,421
Interest income	120	324	1,346	3,500	5,344
Interest expense	(43)	(41)	(58)	—	—
Other (expenses) / income	(142)	(124)	1	4,180	776
Impairment loss on long-term investment	—	—	—	(235)	—

	For the Year Ended February 29/28,
	2009	2010	2011	2012	2013
	(in thousands of $, except for share, per share and per ADS data)
Impairment loss on available-for-sale securities	(363)	—	—	—	—
Gain from sales of available-for-sale securities	—	—	6	—	—
Gain on extinguishment of liabilities	731	—	134	—	—
Income before income tax provision	9,451	15,569	27,003	28,470	37,541
Provision for income tax	(2,039)	(1,365)	(2,628)	(4,156)	(4,101)
Net income from continuing operations	7,412	14,204	24,375	24,314	33,440
Net income/(loss) from discontinued operations, net of taxes	(131)	41	(334)	—	—
Net income	7,281	14,245	24,041	24,314	33,440
Deemed dividends on Series A convertible redeemable preferred shares-accretion of redemption premium	(4,113)	—	—	—	—
Net income attributable to common shareholders of TAL Education Group	3,168	14,245	24,041	24,314	33,440
Net income per common share
Basic from continuing operations	$0.03	$0.11	$0.18	$0.16	$0.21
Basic from discontinued operations	$(0.00)	$0.00	$(0.00)	—	—
Total—Basic	$0.03	$0.11	$0.18	$0.16	$0.21
Diluted from continuing operations	$0.03	$0.11	$0.18	$0.16	$0.21
Diluted from discontinued operations	$(0.00)	$0.00	$(0.00)	—	—
Total—Diluted	$0.03	$0.11	$0.18	$0.16	$0.21
Net income per ADS(2)
Basic from continuing operations	$0.05	$0.23	$0.36	$0.32	$0.43
Basic from discontinued operations	$(0.00)	$0.00	$(0.00)	—	—
Total—Basic	$0.05	$0.23	$0.36	$0.32	$0.43
Net income per ADS(2)
Diluted from continuing operations	$0.05	$0.23	$0.35	$0.31	$0.43
Diluted from discontinued operations	$(0.00)	$0.00	$(0.00)	—	—
Total—Diluted	$0.05	$0.23	$0.35	$0.31	$0.43
Cash Dividends per Class B common share	—	—	$0.24 (3)	—	$0.25	(4)
Weighted average shares used in calculating net income per common share and dividends per common share
Basic	120,000,000	120,000,000	131,911,539	154,000,219	155,607,458
Diluted	120,000,000	125,000,000	136,445,635	155,874,381	155,631,090

(1)         Includes share-based compensation expenses as follows:

	For the Year Ended February 29/28,
	2009	2010	2011	2012	2013
	(in thousands of $, except for share, per share and per ADS data)
Cost of revenues	—	—	$521	$418	$106
Selling and marketing	—	—	975	1,497	1,815
General and administrative	—	—	3,810	5,986	6,363
Total	—	—	5,306	7,901	8,284

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

(4)         In December 2012, we paid a $39 million cash dividend to our shareholders of record as of December 7, 2012. Our issued and outstanding share capital as of December 7, 2012 consisted of 68,314,150 Class A common shares and 87,806,000 Class B common shares.

	For the Year Ended February 29/28,
	2009	2010	2011	2012	2013
	(in thousands of $, except for share, per share and per ADS data)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	$29,693	$50,752	$173,166	$188,580	$185,081
Total assets	38,553	65,504	217,770	294,653	316,042
Deferred revenue	18,023	29,408	50,678	85,594	102,514
Total liabilities	26,198	38,578	62,719	104,536	124,597
Net assets	12,355	26,926	155,051	190,117	191,445
Series A convertible redeemable preferred shares	9,000	9,000	—	—	—
Total equity	3,355	17,926	155,051	190,117	191,445

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business

If we are not able to continue to attract students to enroll in our courses, our business and prospects will be materially and adversely affected.

The success of our business depends primarily on the number of students enrolled in our courses. Therefore, our ability to continue to attract students to enroll in our courses is critical to the continued success and growth of our business. This in turn will depend on several factors, including our ability to develop new programs and enhance or adapt existing programs to respond to changes in market trends, student demands and government policies, expand our geographic reach, manage our growth while maintaining consistent and high teaching quality, effectively market our programs to a broader base of prospective students, develop additional high-quality educational content and respond effectively to competitive pressures. If we are unable to continue to attract students to enroll in our courses, our revenues may decline, which may have a material adverse effect on our business, financial condition and results of operations. Also see “Item 3.D.—Key Information—Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to PRC laws and regulations on school curriculum, testing materials and admission standards may have a material adverse effect on us.”

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

Although we commenced operations in 2003, our significant growth in terms of employees, operations and revenues has occurred in recent years. Our total net revenues increased from $110.6 million in the fiscal year ended February 28, 2011 to $225.9 million in the fiscal year ended February 28, 2013. Any evaluation of our business and our prospects must be considered in light of the risks and uncertainties encountered by companies at our stage of development. In addition, the after-school tutoring service market in China is still at the early stage of development, which makes it difficult to evaluate our business and future prospects. Furthermore, our results of operations may vary from period to period in response to a variety of other factors beyond our control, including general economic conditions and regulations or government actions pertaining to the private education service sector in China, changes in spending on private education, our ability to control cost of revenues and operating expenses, and non-recurring charges incurred in connection with acquisitions or other extraordinary transactions or under unexpected circumstances. Due to the above factors, we believe that our historical financial and operating results, growth rates and profitability may not be indicative of our future performance and you should not rely on our past results or our historic growth rates as indications of our future performance.

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

The private education market in China is rapidly evolving, highly fragmented and competitive, and we expect competition to persist and intensify. We face competition in each type of services we offer and in each geographic market in which we operate. Our competitors at the national level include New Oriental Education & Technology Group Inc. and Xueda Education Group.

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

Our business has experienced significant growth in recent years. The number of our learning centers increased from 132 as of February 28, 2011 to 255 as of February 28, 2013. We plan to continue to expand our operations in different geographic markets in China. Establishing new learning centers poses challenges and requires us to make investments in management, capital expenditures, marketing expenses and other resources. The expansion has resulted, and will continue to result, in substantial demands on our management and staff as well as our financial, operational, technological and other resources. In addition, our new learning centers typically incur pre-opening costs and may incur losses during the initial ramp-up stage since we incur rent, salary and other operating expenses for new learning centers regardless of any revenues we may generate. If the ramp-up of our new learning centers is slower than expected, whether due to our inability to attract sufficient student enrollments or charge hourly rates for our courses that are high enough for us to recover our costs, our overall financial performance may be materially and adversely affected. Our planned expansion will also place significant pressure on us to maintain the teaching quality and uniform standards, controls and policies to ensure that our brand does not suffer as a result of any decrease, whether actual or perceived, in the quality of our programs. To manage and support our expansion, we must improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers and management personnel as well as other administrative and marketing personnel. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, maintain or accelerate our current growth rate, maintain or increase our gross and operating profit margins, recruit and retain qualified teachers and management personnel, successfully integrate new learning centers into our operations and otherwise effectively manage our growth. If we are not successful in effectively and efficiently managing our expansion, we may not be able to capitalize on new business opportunities, which may have a material and adverse impact on our financial condition and results of operations.

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

Our services in Beijing and Shanghai currently contribute most of our revenues. We derived approximately 96.2%, 88.5% and 77.4% of our total net revenues for the fiscal years ended February 28, 2011, February 29, 2012 and February 28, 2013, respectively, from these two cities. Although revenues from our services provided in cities other than Beijing and Shanghai have grown in recent years, we expect that our services in Beijing and Shanghai will continue to be the main source of our revenues for the foreseeable future. If either city experiences an event negatively affecting its private education market, such as a serious economic downturn, natural disaster or outbreak of contagious disease, adopts regulations relating to private education that place additional restrictions or burdens on us, or experiences an increase in the level of competition for the types of services we offer, our overall business and results of operations may be materially and adversely affected.

If we fail to manage the expansion of our personalized premium services efficiently and cost-effectively, our business and prospects could be harmed.

We have been expanding our personalized premium services in Beijing and replicate that model in other geographic regions in China since September 2007 when we began to offer personalized premium services. The expansion has and may continue to entail significant investment of human capital, financial resources and management time and attention as such one-on-one tutoring services impose a different set of requirements on our teachers and many other aspects of our operations than small classes, which currently constitute the main format of our service offerings. If we fail to manage our expansion in personalized premium services efficiently and cost-effectively, it could have an adverse effect on our business and prospects.

Accidents or injuries suffered by our students or other people on our premises may adversely affect our reputation, subject us to liability and cause us to incur substantial costs.

Although we carry certain liability insurance for our students and their parents, in the event of accidents or injuries or other harm to students or other people on our premises, including those caused by or otherwise arising from the actions of our employees or contractors on our premises, our facilities may be perceived to be unsafe, which may discourage prospective students from attending our classes. We could also face claims alleging that we were negligent, provided inadequate supervision to our employees or contractors and therefore should be held jointly liable for harm caused by them or are otherwise liable for injuries suffered by our students or other people on our premises. For instance, in 2012, three students were injured while attending a physics laboratory class in Beijing. We have liability insurance policies to cover part of the compensation to the families of these students. Although we have since enhanced preventive measures to avoid similar incidents, we cannot be assured that there will be no similar incidents in the future. A material liability claim against us or any of our teachers or independent contractors could adversely affect our reputation, enrollment and revenues. Even if unsuccessful, such a claim could create unfavorable publicity, cause us to incur substantial expenses and divert the time and attention of our management.

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

Regulations and policies which de-emphasize international scholastic competition achievements in college, high school and junior high school admissions have had, and may continue to have, an impact on our enrollments. Our business in Beijing has been affected by the change in policy on the use of mathematical Olympiad competition results for admission to key junior high schools. Following Ministry of Education’s amending its “extra credit policy” in November 2010 to limit the number of extra scores Olympiad competition winners may receive for their college entrance examination, certain local educational authorities promulgated policies limiting the role of Olympiad competitions in the admission process of high schools and junior high schools.  In February 2013, the Beijing Municipal Education Commission issued a Notice on Mitigating Schoolwork-related Stress on Students in Primary and Secondary Schools, which, among other things, prohibit public schools from cooperating with or authorizing private training organizations to offer after-school tutoring services for the purpose of enrolling students in such public schools.  This policy has generally resulted in a decrease in the demand for mathematical Olympiad competition courses, which in turn has also affected the enrollments in our math classes as well as our one-on-one business that is positioned largely as a cross-sell offering to our small classes.

Also, education authorities in Yunnan Province stopped administering provincial-level high school entrance examinations in 2010. Instead, high schools will start to admit students based on a combination of middle school examination results that have replaced raw scores with letter grades and comprehensive evaluations of students’ aptitude and performance by their middle schools. Yunnan Province also prohibits subject competitions in primary and middle schools. Although we do not offer after-school tutoring services in Yunnan Province, nor do we expect to do so in the near future, it is possible that the local governments in the areas where we have operations may adopt similar measures. Furthermore, approximately 90 universities in China have been allowed to recruit generally no more than 5% of their students through independently administered examinations and admission procedures in recent years. In some provinces, such as Hubei, this proportion was reported to be allowed to increase to 8% in 2012. Candidates for admission to those universities are still required to take college entrance examinations and meet certain threshold requirements for minimum scores, but their college entrance exam scores are no longer the sole determining factor in the admission processes of those universities. If we fail to adjust our services to respond to any such material changes, our business may be materially and adversely affected. In addition, admission and assessment tests in China constantly undergo changes and development in terms of subject and skill focus, question type, examination format and the manner in which tests are administered. We therefore must continually update and improve our curriculum, course materials and our teaching methods. A failure to track and respond to any such changes in a timely and cost-effective manner could make our courses and services less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students and in turn have a material adverse effect on our business, financial condition and results of operations.

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

Widespread use of the Internet for educational purposes is a relatively recent occurrence, and the market for Internet-based courses and services is characterized by rapid technological changes and innovations, as well as unpredictable product life cycles and user preferences. We have limited experience with generating revenues from online courses and services, and their results are largely uncertain. We must be able to adapt quickly to changing student needs and preferences, technological advances and evolving Internet practices in order to compete successfully in online education. Ongoing enhancement of our online offerings and technologies may entail significant expenses and technological risks, and we may not be able to use new technologies effectively and may fail to adapt to changes in the online education market on a timely and cost-effective basis. We began offering online courses in 2010 and revenues generated from our online course offerings accounted for 3.2% and 3.1% of our total net revenues in the fiscal years ended February 29, 2012 and February 28, 2013, respectively. We expect that revenues from our online course offerings will increase. However, if improvements to our online offerings and technologies are delayed, result in systems interruptions or are not aligned with market expectations or preferences, we may not gain market share and our growth prospects could be adversely affected.

Our success depends on the continuing efforts of our senior management team and other key personnel and our business may be harmed if we lose their services.

Our future success depends heavily upon the continuing services of the members of our senior management team, which includes Bangxin Zhang, our chairman and chief executive officer, Yachao Liu, our senior vice president, Yunfeng Bai, our senior vice president and Joseph Kauffman, our chief financial officer. If any member of our senior management team leaves us and we fail to effectively manage a transition to new personnel in the future or if we fail to attract and retain qualified and experienced professionals on acceptable terms, our business, financial condition and results of operations could be adversely affected. Competition for experienced management personnel in the education industry is intense, and we may not be able to retain the services of our senior executives or key personnel, or to attract and retain high quality senior executives or key personnel in the future.

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

Our office space and service and learning centers are presently mainly located on leased premises. We purchased 7,582 square meters of building space in Beijing in July 2011, which we renovated as offices in the fiscal year ended February 28, 2013.  With respect to our leased premises, at the end of each lease term, which generally ranges from two to five years, we must negotiate an extension of the lease and if we are not able to negotiate an extension on terms acceptable to us, we will be forced to move to a different location, or the rent may increase significantly. This could disrupt our operations and adversely affect our profitability. All of our leases are subject to renewal at market prices, which could result in a substantial rent increase at each time of renewal. We compete with many other businesses for sites in certain highly desirable locations and some landlords may have entered into long-term leases with our competitors for prime locations. As a result, we may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could adversely affect our business. In addition, we have not been able to receive from our lessors copies of title certificates to prove that our lessors have authorization to lease the properties to us for seven of our leased properties of approximately 7,800 square meters in total involving aggregate annual rentals of approximately RMB5.8 million. Operations on these seven leased properties contributed approximately 1.8% of our total net revenues for the fiscal year ended February 28, 2013. As of the date of this annual report, we are not aware of any actions, claims or investigations threatened against us or our lessors with respect to the defects in our leasehold interests.  However, if any of our leases are terminated as a result of challenges by third parties or governmental authorities for lack of title certificates or proof of authorization to lease, we do not expect to be subject to any fines or penalties but we may be forced to relocate the affected learning centers and incur additional expenses relating to such relocation. If we fail to find suitable replacement sites in a timely manner or on terms acceptable to us, our business and results of operations could be materially and adversely affected. We were aware of the defects when we entered into those leases. In many cases, we entered into leases upon promises from the lessors that relevant certificates and authorizations would be delivered at a later time, which did not eventually materialize. Our business and legal teams followed an internal guideline to identify and assess risks in connection with leasing the properties, and a final business decision was made after our analysis of the likely impact of the defects on the leasehold interests and the value of the properties to our expansion plan. However, there is no assurance that our decision would always lead to the favorable outcome we expected to achieve.

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

We may acquire additional businesses in the future. If we are unable to successfully integrate the acquired businesses, it could harm our business and operating results. In addition, if the businesses we acquire do not subsequently generate the anticipated financial performance or if another goodwill impairment test triggering event occurs, we may need to revalue or write down the value of goodwill and other intangible assets in connection with such acquisitions, which would harm our results of operations. For example, in July 2008 we acquired three schools in China in three separate transactions for a total consideration of $2.0 million. However, as subsequent financial performance at two of these schools was not in line with our expectations at the time of purchase, we discontinued our operation of these two schools during the fiscal year ended February 28, 2011. In the fiscal year ended February 29, 2012, we recognized a goodwill impairment loss of $0.1 million relating to a purchase of a business in Tianjin in March 2008.

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

Our business could be materially and adversely affected by natural disasters or widespread epidemics. On May 12, 2008 and April 20, 2013, severe earthquakes affected parts of Sichuan province in southeastern China, and on April 14, 2010, several earthquakes hit parts of Qinghai province in western China, resulting in significant numbers of casualties and property damages. In April 2009, a new strain of influenza A virus subtype H1N1, commonly known as “swine flu,” was first discovered in North America and quickly spread to other parts of the world, including China. In early June 2009, the World Health Organization declared the outbreak to be a pandemic. Starting from March 2013, H7N9 bird flu, a new strain of animal influenza, has been spreading in China and has infected more than a hundred people. While we did not suffer any material loss or experience any significant increase in costs as a result of the earthquakes, H1N1 swine influenza or H7N9 bird flu, if a similar disaster or epidemics, including severe acute respiratory syndrome, were to occur in the future and affect any of the cities in which we have major operations, our business could be materially and adversely affected.

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

Our management has concluded that our internal control over financial reporting was effective as of February 28, 2013, and our independent registered public accounting firm has issued an attestation report, which concludes that our internal control over financial reporting was effective in all material aspects as of February 28, 2013. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, a failure to achieve and maintain effective internal controls over financial reporting could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Increases in labor costs in the PRC may adversely affect our business and our profitability.

The economy of China has been experiencing increases in inflation and labor costs in recent years. China’s consumer price index, the broadest measure of inflation, rose 3.2% in February 2013 from the level in February 2012. China’s overall economy and the average wage in the PRC are expected to continue to grow. The average wage level for our employees has also increased in recent years. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. It is up to the relevant government agencies to determine whether an employer has made adequate payments of the requisite statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our students by increasing prices for our services or improving the utilization of our teachers and our staff, our profitability and results of operations may be materially and adversely affected.

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

If we were to be or become classified as a PFIC, a U.S. Holder (as defined in “Item 10.E.—Additional Information—Taxation—Material United States Federal Income Tax Considerations—General”) may be subject to reporting requirements and may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or common shares and on the receipt of distributions on the ADSs or common shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our ADSs or common shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ADSs or common shares. You are urged to consult your tax advisor concerning the United States federal income tax consequences of acquiring, holding, and disposing of ADSs or common shares if we are or become classified as a PFIC. For more information see “Item 10.E.—Additional Information—Taxation—Material United States Federal Income Tax Considerations—PFIC Considerations” and “Item 10.E.—Additional Information—Taxation—Material United States Federal Income Tax Considerations—PFIC Rules.”

We have granted and will continue to grant restricted shares, share options and other share-based awards in the future, which may materially reduce our net income.

We adopted a share incentive plan in June 2010 that permits granting of options to purchase our Class A common shares, restricted shares, restricted share units, share appreciation rights, dividend equivalent rights and other instruments as deemed appropriate by the administrator under the plan. The maximum aggregate number of Class A common shares that may be issued pursuant to all awards under our share incentive plan is 18,750,000. As of June 21, 2013, 8,110,176 non-vested restricted shares under our share incentive plan previously granted to our employees, directors and consultants are outstanding.  As a result of these grants and potential future grants under the plan, we have incurred and will continue to incur share-based compensation expenses. We had share-based compensation expenses of $5.3 million, $7.9 million and $8.3 million for the fiscal years ended February 28, 2011, February 29, 2012 and February 28, 2013, respectively. As of February 28, 2013, the unrecognized compensation expenses related to the non-vested restricted shares amounted to $26.7 million, which will be recognized over a weighted-average period of 3.7 years. Expenses associated with share-based compensation awards granted under our share incentive plan may materially reduce our future net income. However, if we limit the size of grants under our share incentive plan to minimize share-based compensation expenses, we may not be able to attract or retain key personnel.

Risks Related to Our Corporate Structure

If the PRC government determines that the agreements that establish the structure for operating our business in China are not in compliance with applicable PRC laws and regulations, we could be subject to severe penalties.

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing education services outside China. None of our offshore holding companies is an educational institution or provides education services. To comply with PRC laws and regulations, we have entered into a series of contractual arrangements among TAL Education Technology (Beijing) Co., Ltd., or TAL Beijing, on the one hand, and Xueersi Education, Xueersi Network, Beijing Dongfangrenli and their respective shareholders, subsidiaries and schools, on the other hand. We rely on the series of contractual arrangements among TAL Beijing, Xueersi Education, Xueersi Network, Beijing Dongfangrenli and their respective shareholders, subsidiaries and schools to conduct most of our services in China. We have been and are expected to continue to be dependent on our Consolidated Affiliated Entities in China to operate our education business until we qualify for direct ownership of educational businesses in China. Pursuant to our contractual arrangements with our Consolidated Affiliated Entities, we, through our wholly owned subsidiaries in China, exclusively provide comprehensive intellectual property licensing, technical and business support services to our Consolidated Affiliated Entities in exchange for payments from them. In addition, we have entered into agreements with Xueersi Education, Xueersi Network, Beijing Dongfangrenli and each of their respective shareholders, which provide us with the ability to effectively control Xueersi Education, Xueersi Network, Beijing Dongfangrenli and their respective existing and future subsidiaries and schools, as applicable.

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

We have relied and expect to continue to rely on contractual arrangements with our Consolidated Affiliated Entities to operate our education business. For a description of these contractual arrangements, see “Item 4.C.—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities.” These contractual arrangements may not be as effective in providing us with control over our Consolidated Affiliated Entities as direct ownership. If we had direct ownership of the Consolidated Affiliated Entities, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of these entities, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance by our Consolidated Affiliated Entities and their respective shareholders of their obligations under the contracts to exercise control over and receive economic benefits from our Consolidated Affiliated Entities.

We have entered into equity pledge agreements with Xueersi Education, Xueersi Network and Beijing Dongfangrenli and their respective shareholders to guarantee the performance of the obligations of our Consolidated Affiliated Entities under the exclusive business cooperation agreements they have entered into with us. In the registration forms submitted to the local branch of the State Administration for Industry and Commerce for the pledges over the equity interests under the equity pledge agreements, the amount of registered equity interests pledged to TAL Beijing, our wholly owned subsidiary, was RMB10 million, RMB3 million and RMB1 million for Xueersi Education, Xueersi Network and Beijing Dongfangrenli, respectively, which represents 100% of their respective registered capital. The equity pledge agreements with the shareholders of the Variable Interest Entities provide that the pledged equity interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the principal service agreements and the scope of pledge shall not be limited by the amount of the registered capital of the Variable Interest Entities. However, it is possible that a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt, which takes last priority among creditors.

In addition, we have not entered into agreements with our Variable Interest Entities that pledge the assets of our Consolidated Affiliated Entities for the benefit of us or our wholly owned subsidiaries. Consequently, the assets of our Consolidated Affiliated Entities are not secured on behalf of our wholly owned subsidiary, and the amounts owed by our Consolidated Affiliated Entities are not collateralized. As a result, if our Consolidated Affiliated Entities fail to pay any amount due to us under, or otherwise breach, the exclusive business service agreements, we will not be able to directly seize the assets of our Consolidated Affiliated Entities. If the nominee shareholders of the Variable Interest Entities do not act in the best interests of us when conflicts of interest arise, or if they act in bad faith towards us, they may attempt to cause the our Consolidated Affiliated Entities to transfer or encumber the assets of the Consolidated Affiliated Entities without our authorization. In such a scenario, we may choose to exercise our option under the call option agreements to force the shareholders of the Variable Interest Entities to transfer their respective equity interests in the Variable Interest Entities to a PRC person designated by us, and we may need to resort to litigation in the PRC courts to force such an equity interests transfer and prevent the transfer or encumbrance of the Variable Interest Entities’ assets without our authorization. However, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements.

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

The four legal owners of Xueersi Education and Xueersi Network are Mr. Bangxin Zhang, Mr. Yachao Liu, Mr. Yunfeng Bai, and Mr. Yundong Cao, and the three legal owners of Beijing Dongfangrenli are Mr. Bangxin Zhang, Mr. Yachao Liu and Mr. Yunfeng Bai. Mr. Zhang, Mr. Liu and Mr. Bai are our beneficial shareholders and directors or officers of TAL Education Group. Mr. Cao is a beneficial owner of TAL Education Group. Mr. Bangxin Zhang, one of these legal owners, is a director of TAL Education Group and is also a director of Xueersi Education, Xueersi Network and Beijing Dongfangrenli. The interests of Mr. Zhang, Mr. Liu, Mr. Bai and Mr. Cao as beneficial owners of the Variable Interest Entities may differ from the interests of our company as a whole, since these parties’ respective equity interests in the Variable Interest Entities are different from their respective equity interests in our company.

We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or such conflicts will be resolved in our favor. In addition, these individuals may breach, or cause our Consolidated Affiliated Entities to breach, or refuse to renew, the existing contractual arrangements we have with them and our Consolidated Affiliated Entities. Currently, we do not have any arrangements to address potential conflicts of interest Mr. Zhang, Mr. Liu, Mr. Bai and Mr. Cao may encounter in their capacity as nominee shareholders of the VIEs (and, as applicable, as directors of the VIEs), on the one hand, and as beneficial owners of our company (and, as applicable, director and/or officers of our company), on the other hand. We rely on these individuals to abide by the laws of the Cayman Islands and China, which provide that directors and officers owe a fiduciary duty to our company that requires them to act in good faith and in the best interests of our company and not to use their positions for personal gains. If we cannot resolve any conflict of interest or dispute between us and the legal owners of Xueersi Education, Xueersi Network or Beijing Dongfangrenli, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

The principal regulations governing private education in China are The Law for Promoting Private Education (2003) and The Implementation Rules for The Law for Promoting Private Education (2004). Under these regulations, a private school may elect to be a school that does not require reasonable returns or a school that requires reasonable returns. At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school, if any. A private school that requires reasonable returns must publicly disclose such election and additional information required under the regulations. A private school shall consider factors such as the school’s tuition, ratio of the funds used for education-related activities to the course fees collected, admission standards and educational quality when determining the percentage of the school’s net income that would be distributed to the investors as reasonable returns. However, none of the current PRC laws and regulations provides a formula or guidelines for determining “reasonable returns.” In addition, none of the current PRC laws and regulations sets forth clear requirements or restrictions on a private school’s ability to operate its education business based on such school’s status as a school that requires reasonable returns or a school that does not require reasonable returns.

Our schools are registered as schools that require reasonable returns in some cities and as schools that do not require reasonable returns in others. As of the date of this annual report, we have 23 affiliated schools, among which 11 have elected not to require reasonable returns and the remaining 12 have elected to require reasonable returns. The respective sponsor of each school will make such election and determine the amounts to be allocated to each school’s development fund in accordance with PRC laws and regulations. We do not believe that the election to be a school that does or does not require reasonable returns will affect amounts that may be distributed to us by means of different fee payments such as service fees. As a holding company, we rely on dividends and other distributions from our PRC subsidiaries, including TAL Beijing. TAL Beijing and its designated affiliates are entitled to receive service fees from the schools according to the relevant exclusive business cooperation agreements. We do not believe that TAL Beijing and its designated affiliates’ right to receive the service fees from the schools will be affected by such election, but if our judgment turns out to be incorrect, TAL Beijing and our other PRC subsidiaries’ ability to make distributions or pay dividends to us may be materially and adversely impacted. If a school elects to be a school that does not require reasonable return but in fact pays reasonable return to its sponsor, in extreme cases, PRC governmental authorities have the right to suspend the operations of the relevant school and stop student enrollment and perhaps even to de-register the operating permits of such schools altogether, which may materially and adversely impact our business, financial condition and results of operations.

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

There are continuous changes in the focus of the subjects and questions tested in high school and college entrance exams in China, the format of the tests, the manner in which the tests are administered and college admission standards in China. These changes require us to continually update and enhance our curriculum, course materials and teaching methods. Any inability to track and respond to these changes in a timely and cost-effective manner would make our services and products less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students without a significant decrease in course fees. For example, the MOE, promulgated new curriculum standards for primary and secondary schools in China covering 19 subjects, including mathematics, Chinese and English, in December 2011. These new curriculum standards began taking effect in the fall semester of 2012. As of the date of this annual report, we have completed the process of adapting our tutoring programs and materials to these new curriculum requirements.  Failure to respond in a timely manner to such changes will adversely impact the marketability of our services and products.

A substantial number of our students enroll in our tutoring program to achieve better exam performance in school and in entrance exams. However, educational institutions and government authorities in China have initiated discussions and conducted some early experiments in China on school admissions. Generally, these discussions and experiments exhibit a trend of basing admissions decisions less on entrance exam scores and more on a combination of other factors, such as past academic record, extracurricular activities and comprehensive aptitude evaluations. There have been certain changes in some geographic areas in the way the high school entrance exam is administered. In 2009, 76 universities and colleges were allowed to recruit generally up to 5% of their students through independently administered tests according to a notice promulgated by the MOE, and in 2012, the 5% threshold was reported to be raised to 8% in certain provinces, including Hubei; provided that students admitted in this manner still need to meet certain thresholds in the national college entrance exam. It has been reported that the number of such universities and colleges will further increase. If the use of admissions tests in China declines or falls out of favor with educational institutions and government authorities and if we fail to respond to these changes, the demand for our tutoring services may decline, and our business may be materially and adversely affected.

Regulations and policies which de-emphasize international scholastic competition achievements in college, high school and junior high school admissions have had, and may continue to have, an impact on our enrollments. Our business in Beijing has been affected by the change in policy on the use of mathematical Olympiad competition results for admission to key junior high schools. Following MOE’s amending its “extra credit policy” in November 2010 to limit the number of extra scores Olympiad competition winners may receive for their college entrance examination, certain local educational authorities promulgated policies limiting the role of Olympiad competitions in the admission process of high schools and junior high schools.  In February 2013, the Beijing Municipal Education Commission issued a Notice on Mitigating Schoolwork-related Stress on Students in Primary and Secondary Schools, which, among other things, prohibit public schools from cooperating with or authorizing private training organizations to offer after-school tutoring services for the purpose of enrolling students in such public schools.  This policy has generally resulted in a decrease in the demand for mathematical Olympiad competition courses, which in turn has also affected the enrollments in our math classes as well as our one-on-one business that is positioned largely as a cross-sell offering to our small classes. The impact of this policy on our business in Beijing has been partly offset by the growth of our business in cities outside Beijing, but we cannot be assured that such policy would not have a long-term impact on our operation. Should a long-term impact exist, it may result in a material decrease in our student enrollments, and our business, financial condition and results of operations would be materially and adversely affected.

Uncertainties with respect to PRC regulatory restrictions on after-school services could have a material adverse effect on us.

In 2009, the Ministry of Education, or the MOE together with a few other PRC government agencies, issued implementation rules on administration of education-related fee collection, which provide, among other things, that schools that are part of the compulsory education system are not allowed to charge students additional fees for any type of after-school tutoring classes, and that public schools and their teachers, whether or not in cooperation with private schools, are prohibited from offering any type of after-school tutoring or training classes for a fee outside the school. Private schools, which are not part of the compulsory education system, generally are permitted to offer after-school tutoring services pursuant to their private school operating permits issued by the relevant PRC governmental authorities pursuant to the Law for Promoting Private Education and implementation rules promulgated thereunder. However, several provincial government agencies issued notices or rules applicable in their respective provinces expressly prohibiting even private schools from offering after-school tutoring classes to primary and secondary school students. Among the areas where we offer after-school tutoring services, local governments in Shanghai and Tianjin issued notices in 2004 and 2005, respectively, prohibiting private schools from offering after-school tutoring services to primary and secondary school students. Nevertheless, we are not aware of any instances in Shanghai or Tianjin where the governmental authorities took actions enforcing the aforementioned notices; nor have we received any notices, warnings or inquiries from these governmental authorities with respect to our tutoring services. In February 2013, the Beijing Municipal Education Commission issued a Notice on Reducing Schoolwork-related Stress on Students in Primary and Secondary Schools, which, among other things, strictly prohibits private schools from offering after-school tutoring classes to primary and secondary school students. This notice came into effect in March 2013, but due to its relatively new status, there are uncertainties pertaining to its implementation. The aforementioned notices do not provide any monetary penalties for violations and thus we are not able to quantify the penalties that we may be subject to if we are deemed not to be in compliance with these notices. We are not aware of any imminent risks in connection with the aforementioned notices. However, since PRC regulatory authorities have significant discretion in interpreting and implementing rules and regulations and that regulatory enforcements can be inconsistent, we cannot assure you that we will not in the future be subject to the above mentioned regulations, fined or otherwise penalized by government authorities for offering such classes, in which case our business and operations could be materially and adversely affected.

We are required to obtain various operating licenses and permits and to make registrations and filings for our after-school tutoring services in China; failure to comply with these requirements may materially and adversely affect our business and results of operations.

We are required to obtain and maintain various licenses and permits and fulfill registration and filing requirements in order to operate our after-school tutoring business. For instance, a duly approved private school will be granted a private school operating permit, and shall be registered with the Ministry of Civil Affairs or its local bureaus as a privately run non-enterprise institution. In addition, learning centers of schools must make filings with the Ministry of Education or its local bureaus. As of the date of this annual report, 45 of our 255 learning centers in operation may be subject to material fines or other material penalties. 45 learning centers in the aggregate accounted for 14.6% of our total net revenues for the fiscal year ended February 28, 2013.

We are in the process of preparing filings and applying for permits for these learning centers but do not expect to complete all such filings and obtain all such permits in the near term. We have been taking steps to meet these requirements, but there is no assurance that our efforts will result in full compliance given the significant amount of discretion PRC governmental authorities have in interpreting, implementing and enforcing rules and regulations and due to other factors beyond our control. For example, Shenzhen Municipal Education Bureau ceased accepting applications for the establishment of new private schools between the year of 2006 and December 7, 2010. While we were preparing the application to the Shenzhen educational authorities for the operating permits in Shenzhen, two of our learning centers received notices from the local city administrative departments in March 2012 which requested us to obtain the operating permits before we may continue our business in Shenzhen. Revenues from the Shenzhen area contributed 5.1% of our total revenues for the fiscal year ended February 28, 2013. As of the date of this annual report, our applications for the private school operating permits in Shenzhen have been accepted by Shenzhen Municipal Education Bureau.  We have been following up with Shenzhen Municipal Education Bureau for the status of its review of our applications, but cannot foresee when we would be able to obtain the permit as of the date of this annual report.

We have been making efforts to ensure compliance with applicable rules and regulations in establishing new learning centers, as well as to remediate non-compliances relating to our existing learning centers. In addition, our business and legal teams follow an internal guideline to make necessary filings and obtain necessary permits for new learning centers on a timely basis, and final business decisions are made taking into account the business and legal risks and uncertainties in our expansion plan. However, if we fail to comply with the applicable legal requirements concerning obtaining and maintaining applicable licenses and permits and fulfilling applicable registration and filing requirements to operate our after-school tutoring business, including any failure to cure non compliances in a timely manner, we may be subject to fines, confiscation of the gains derived from our noncompliant operations or the suspension of our noncompliant operations, which may materially and adversely affect our business and results of operations.

If the relevant PRC regulatory authorities subsequently determine that personalized premium services must be operated through schools or educational institutions, our personalized premium services business would be exposed to increased risks, which may materially and adversely affect our business and results of operations.

Substantially all of the personalized premium tutoring services we offer in Beijing are offered through Huanqiu Zhikang Shidai Education Consulting Co., Ltd., or Huanqiu Zhikang, our wholly owned subsidiary, which is a foreign-invested company under PRC laws. Huanqiu Zhikang and its branches have obtained business licenses from the Beijing Administration of Industry and Commerce, or AIC, expressly permitting them to conduct “educational consulting services,” which we believe covers our personalized premium services in Beijing and are not under the jurisdiction of the Beijing Municipal Education Commission based on telephone inquiries we and our PRC counsel have made to the Beijing Municipal Education Commission. For the fiscal year ended February 28, 2013, revenues from the personalized premium tutoring services of Huanqiu Zhikang contributed approximately 17.4% of our total net revenues.

In cities other than Beijing, our personalized premium tutoring services are offered mostly through the subsidiaries of our Variable Interest Entities, and such subsidiaries have obtained business licenses from the local AIC office permitting them to conduct consulting services. For the fiscal year ended February 28, 2013, revenues from the personalized premium tutoring services of such subsidiaries of our Variable Interest Entities contributed approximately 5.5% of our total net revenues.

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

We are a holding company and conduct substantially all of our business through our operating subsidiaries and Consolidated Affiliated Entities, which are limited liability companies established in China. We may rely on dividends paid by our subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. In particular, regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. PRC companies are also required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their statutory surplus reserves until the accumulative amount of such reserves reaches 50% of their registered capital. These reserves are not distributable as cash dividends. In addition, PRC companies may allocate a portion of their after-tax profit to their staff welfare and bonus fund at the discretion of their boards of directors. Our PRC subsidiaries and Consolidated Affiliated Entities historically have not allocated any of their after-tax profits to staff welfare and bonus funds, since there is no legal requirement to do so, but they may nevertheless decide to set aside such funds in the future. There is no maximum amount of after-tax profit that a company may contribute to such funds. Moreover, each of our affiliated schools is required to allocate certain amount of profits to its development fund for the construction or maintenance of school facilities or procurement or upgrade of educational equipment at the end of each fiscal year. See “Item 4.B. Information on the Company—Business Overview—PRC Regulation—Regulations on Private Education—The Law for Promoting Private Education (2003) and the Implementation Rules for the Law for Promoting Private Education (2004)” for a discussion on the requirements for private schools to make allocations to school development funds. Any direct or indirect limitation on the ability of our PRC subsidiaries to distribute dividends and other distributions to us could materially and adversely limit our ability to make investments or acquisitions at the holding company level, pay dividends or otherwise fund and conduct our business.

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

In utilizing the proceeds we received from our initial public offering in October 2010 or from other financing activities, as an offshore holding company with PRC subsidiaries, we may (i) make additional capital contributions to our PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries or our Variable Interest Entities, or (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

•                  capital contributions to our subsidiaries in China, whether existing ones or newly established ones, must be approved by the PRC Ministry of Commerce or its local bureaus and must also be registered with the PRC State Administration of Foreign Exchange, or SAFE, or its local bureaus;

•                  loans by us to our subsidiaries in China, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with the SAFE, or its local bureaus; and

•                  loans by us to our Consolidated Affiliated Entities, which are domestic PRC entities, must be approved by the National Development and Reform Commission and must also be registered with the SAFE or its local bureaus.

In addition, on August 29, 2008, the SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of its capital contribution in foreign currency into Renminbi. It requires that Renminbi converted from foreign currency-denominated capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the relevant government authority and may not be used to make equity investments in China, unless specifically provided otherwise. Moreover, the approved use of such Renminbi funds may not be changed without approval from SAFE. Renminbi funds converted from foreign exchange may not be used to repay loans in Renminbi if the proceeds of such loans have not yet been used. Any violation of Circular 142 may result in severe penalties, including substantial fines. We expect that if we convert the net proceeds from our initial public offering into Renminbi pursuant to Circular 142, our use of Renminbi funds will be for purposes within the approved business scope of our PRC subsidiaries. However, we may not be able to use such Renminbi funds to make equity investments in the PRC through our PRC subsidiaries.

Furthermore, the SAFE promulgated a circular on November 9, 2010, or Circular 59, which, among other things, requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents, or otherwise approved by the board of directors. Accordingly, as we apply with the SAFE to convert the proceeds from our initial public offering in October 2010 into Renminbi funds for use of such funds in the PRC, they need to be used in accordance with the section entitled “Use of Proceeds” in our initial public offering final prospectus, or when the proposed use of the proceeds is inconsistent with what is set forth in the section entitled “Use of Proceeds”, we need to submit the board resolution in relation to such proposed use of proceeds to the SAFE and the settlement of foreign exchange for such use of proceeds shall comply with the regulations of the PRC in relation to foreign exchange.

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

The State Administration of Foreign Exchange, or SAFE, issued Circular 75, requiring PRC residents, including both legal persons and natural persons, to register with the relevant local branch of the SAFE before establishing or controlling any company outside of China, referred to as an “offshore special purpose company,” for the purpose of raising funds from overseas to acquire assets of, or equity interest in, PRC companies. In addition, any PRC resident that is the beneficial owner of an offshore special purpose company is required to amend his or her registration with the local branch of SAFE, with respect to that offshore special purpose company in connection with any increase or decrease in its capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. Any failure to comply with the above registration requirements could result in PRC subsidiaries being prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore parent companies, offshore parent companies being restricted in their ability to contribute additional capital into their PRC subsidiaries, and other liabilities under PRC laws for evasion of foreign exchange restrictions.

We believe that all of our shareholders who are PRC citizens or residents have completed their required registrations with the SAFE in accordance with Circular 75 prior to, and immediately after, the completion of our initial public offering in October 2010. Recently, our shareholders who are PRC citizens or residents have updated their registrations with the SAFE in accordance with Circular 75 to reflect the establishment of some new subsidiaries. However, we may not at all times be fully aware or informed of the identities of all of our beneficial owners who are PRC citizens or residents, and we may not always be able to compel our beneficial owners to comply with Circular 75; nor can we ensure you that their registrations, if they choose to apply, will be successful. The failure or inability of our PRC resident beneficial owners to make any required registrations or comply with these requirements may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans (including proceeds from our initial public offering in October 2010) to our China operations, limit our PRC subsidiary’s ability to pay dividends or otherwise distribute profits to us, or otherwise materially and adversely affect us.

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

Based on the advice of our PRC counsel, Tian Yuan Law Firm, we do not believe that any of our offshore holding companies meets all of the conditions above. In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever having been deemed to be PRC “resident enterprises” by the PRC tax authorities. Therefore, based on our PRC counsel’s advice, we believe that none of our offshore holding companies should be treated as a “resident enterprise” for PRC tax purposes. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities, there are uncertainties and risks associated with this issue. If the PRC tax authorities determine that any of our offshore holding companies are “resident enterprises” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, although under the EIT Law and its implementing rules, dividend income between qualified resident enterprises is a “tax-exempt income,” we cannot guarantee that dividends paid to TAL Education Group from our PRC subsidiaries through TAL Holding Limited (Hong Kong) (formerly known as “Xueersi International Education Group Limited”), or TAL Hong Kong, would qualify as “tax-exempt income” and will not be subject to withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as “resident enterprises” for PRC enterprise income tax purposes. Finally, the “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs, if such income is considered PRC-sourced income by the relevant PRC authorities. This could have the effect of increasing our and our shareholders’ effective income tax rates and may require us to deduct withholding tax from any dividends we pay to our non-PRC shareholders. In addition to the uncertainties regarding how the “resident enterprise” classification may apply, it is also possible that the rules may change in the future, possibly with retroactive effect.

Dividends we receive from our operating subsidiaries located in the PRC may be subject to PRC withholding tax.

Pursuant to the Arrangement between the PRC and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, dividends declared after January 1, 2008 and distributed to our Hong Kong subsidiaries by our PRC subsidiaries are subject to withholding tax at a rate of 5%, provided that our Hong Kong subsidiaries are deemed by the relevant PRC tax authorities to be “non-resident enterprises” under the EIT Law and hold at least 25% of the equity interest of our PRC subsidiaries. The State Administration for Taxation promulgated the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement on October 27, 2009, or SAT Circular 601, which provides guidance for determining whether a resident of a jurisdiction with tax treaties with the PRC is the “beneficial owner” of an item of income under PRC tax treaties and tax arrangements. According to SAT Circular 601, a beneficial owner generally must engage in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. A conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. Although we may use our Hong Kong subsidiaries as a platform to expand our business in the future, our Hong Kong subsidiaries currently do not engage in any substantive business activities and thus it is possible that our Hong Kong subsidiaries may not be regarded as “beneficial owners” for the purposes of SAT Circular 601 and the dividends they receive from our PRC subsidiaries would be subject to withholding tax at a rate of 10%.

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

We began offering online courses in 2010, and in the fiscal years ended February 29, 2012 and February 28, 2013, revenues derived from audio-video program services that may be subject to the Audio-Video Program Measures were 3.2% and 3.1%, respectively, of our total net revenues. In the course of offering online tutoring services, we transmit our audio-video educational courses and programs through the Internet only to enrolled course participants, not to the general public. The limited scope of our audience distinguishes us from general online audio-video broadcasting companies, such as companies operating user-generated content websites. In addition, we do not provide audio-video program uploading and transmission services. As a result, we believe that we are not subject to the Internet Audio-Video Program Measures. However, there is no further official or publicly available interpretation of these definitions, especially the scope of “Internet audio-video program service.” If the governmental authorities determine that our provision of online tutoring services falls within the Internet Audio-Video Program Measures, we may not be able to obtain the License for Disseminating Audio-Video Programs through Information Network. If this occurs, we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Under our current corporate structure, our income will be primarily derived from a share of the earnings from our PRC subsidiaries. Revenues of our PRC subsidiaries are all denominated in Renminbi. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency-denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. However, for any PRC company, dividends can be declared and paid only out of the retained earnings of that company under PRC law. Furthermore, approval from the SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies. Specifically, under the existing exchange restrictions, without a prior approval of the SAFE, cash generated from the operations of our subsidiaries in China may be used to pay dividends by our PRC subsidiaries to TAL Education Group through our Hong Kong subsidiaries and pay employees of our PRC subsidiaries who are located outside China in a currency other than the Renminbi. With a prior approval from SAFE, cash generated from the operations of our PRC subsidiaries and Consolidated Affiliated Entities may be used to pay off debt in a currency other than the Renminbi owed by our subsidiaries and Consolidated Affiliated Entities to entities outside China, and make other capital expenditures outside China in a currency other than the Renminbi. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

To implement the Administrative Rule on Foreign Exchange Matters of Individuals promulgated by the People’s Bank of China and its related implementing rule provided by SAFE, on March 28, 2007, the SAFE issued the Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Incentive Plan and Stock Option Plan of An Overseas Listed Company, or Circular 78. For any plans adopted by an overseas listed company that are covered by Circular 78, Circular 78 requires the employee participants who are PRC citizens to register, through a PRC agent or PRC subsidiary of the overseas listed company, with the SAFE or its local branch. In addition, Circular 78 also requires the employee participants who are PRC citizens to follow a series of requirements, including applications for foreign exchange purchase quotas, opening of special bank accounts and filings with the SAFE or its local branch before they exercise their stock options. On January 7, 2008, the SAFE issued Notice on Relinquishing Power of Approving the First-time Application of Foreign Exchange Purchase Quotas, Opening of Special Bank Accounts. According to this notice, SAFE’s local branches at provincial level have the authority to approve certain foreign exchange transactions in connection with equity compensation plans or incentive plans.

Pursuant to the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in a Stock Incentive Plan of an Overseas Publicly-Listed Company issued by the SAFE on February 15, 2012, or Circular 7, which terminated both Circular 78 and the Notice on Relinquishing Power of Approving the First-time Application of Foreign Exchange Purchase Quotas, Opening of Special Bank Accounts issued by the SAFE on January 7, 2008, a qualified PRC agent (which could be the PRC subsidiary of the overseas-listed company) is required to file, on behalf of “domestic individuals” (both PRC residents and non-PRC residents who reside in the PRC for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) who are granted shares or share options by the overseas-listed company according to its stock incentive plan, an application with the SAFE to conduct the SAFE registration with respect to such stock incentive plan, and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the stock purchase or stock option exercise. Such PRC individuals’ foreign exchange income received from the sale of stocks and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in the PRC opened and managed by the PRC domestic agent before distribution to such individuals. In addition, such domestic individuals must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options and their purchase and sale of stock. The PRC domestic agent also needs to update registration with the SAFE within three months after the overseas-listed company materially changes its stock incentive plan or make any new stock incentive plans.

Prior to the issuance of Circular 7, we received approval from the SAFE’s Beijing branch in January 2012 in regards to applications we had submitted on behalf of certain of our employees who hold a significant number of restricted shares. Upon the issuance of Circular 7, Circular 78 ceased to be applicable for such registration. From time to time, we need make applications or to update our registration with the SAFE or its local bureaus on behalf of our employees who are affected by our new share incentive plan or material changes in our current share incentive plan. However, we may not always be able to make applications or update our registration on behalf of our employees who hold our restricted shares in compliance with Circular 7, nor can we ensure you that such applications or update of registration will be successful. If we or the participants of our share incentive plan who are PRC citizens fail to comply with Circular 7, we and/or such participants of our share incentive plan may be subject to fines and legal sanctions, there may be additional restrictions on the ability of such participants to exercise their stock options or remit proceeds gained from sale of their stock into the PRC, and we may be prevented from further granting restricted shares or from granting options under our share incentive plan to our employees who are PRC citizens. Such events could adversely affect our business operations.

We may be adversely affected by the outcome of the administrative proceedings brought by the SEC against five accounting firms in China.

Recently, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the ‘‘big four’’ accounting firms, including our auditors, and another accounting firm in China. The Rule 102(e) proceedings initiated by the SEC relate to these firms’ failure to produce documents, including audit work papers, to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the CSRC. On May 24, 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation, or the MOU, with CSRC and the PRC Ministry of Finance, or MOF, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. The PCAOB continues to be in discussions with the CSRC and MOF to permit joint inspections in China of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges. It is likely that how the administrative proceedings will develop will depend in substantial part on how the MOU is applied in practice and whether the parties to the MOU can make further progress with regard to the cooperation in joint inspection.  Therefore, it is difficult to determine the outcome of the administrative proceedings and the consequences thereof to us. Any negative news about the proceedings against these audit firms may erode investor confidence in China-based, United States listed companies and the market price of our ADSs may be adversely affected.

Risks Related to Our ADSs

The market price for our ADSs may be volatile.

The market price for our ADSs has fluctuated significantly since we first listed our ADSs. Since our ADSs became listed on the New York Stock Exchange on October 20, 2010, the closing prices of our ADSs have ranged from $7.3 to $18.0 per ADS, and the last reported trading price on June 27, 2013 was $10.5 per ADS.

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

Upon any transfer of Class B common shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B common shares shall be automatically and immediately converted into the equal number of Class A common shares. In addition, if at any time, any of the persons who held Class B common shares immediately before our initial public offering and their affiliates collectively own less than 5% of the total number of the issued and outstanding Class B common shares, each issued and outstanding Class B common share owned by such Class B holder shall be automatically and immediately converted into one share of Class A common share, and no Class B common shares shall be issued by us thereafter. Due to the disparate voting powers attached to these two classes, As of June 21, 2013, holders of our Class B common shares (excluding any Class A common shares such holder may hold in the form of ADSs) collectively hold approximately 92.8% the voting power of our outstanding shares and have considerable influence over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A common shares and ADSs may view as beneficial.

Our corporate actions are substantially controlled by our officers, directors and their affiliated entities.

As of June 21, 2013, our executive officers, directors and their affiliated entities beneficially own approximately 47.5% of our total outstanding shares, representing 77.5% of our total voting power. These shareholders, if they acted together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions and they may not act in the best interests of other minority shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

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

Item 4.                                 Information on the Company

A. History and Development of the Company

We started our operation in 2005 with the establishment of Xueersi Education, a domestic company in China. We then incorporated TAL Education Group to become our offshore holding company under the laws of the Cayman Islands on January 10, 2008, in order to facilitate foreign investment in our company. TAL Education Group established TAL Hong Kong in Hong Kong in March 2008 as our intermediary holding company. TAL Hong Kong subsequently established six wholly owned subsidiaries in China: TAL Beijing in May 2008, Huanqiu Zhikang in September 2009, Yidu Huida in November 2009, TAL Electronic Technology (Shanghai) Co., Ltd., or TAL Shanghai, in May 2012, Beijing Xintang Sichuang Education Technology Co., Ltd. or Beijing Xintang Sichuang, in August 2012, and Zhixuesi Education Consulting (Beijing) Co., Ltd., or Zhixuesi Beijing, in October 2012.  In February 2012, we acquired Yidu Technology Group, or Yidu Cayman, a company incorporated in the Cayman Islands, which then established a wholly owned subsidiary, Yidu Technology Group Limited, or Yidu Hong Kong, in Hong Kong in April 2012.  In November 2012, Yidu Hong Kong established a wholly owned subsidiary, YiduXuedi Network Technology (Beijing) Co., Ltd., or Yidu Xuedi Beijing.

For information on our capital expenditures, see “Item 5.B.—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

We completed an initial public offering of 13,800,000 ADSs in October 2010. On October 20, 2010, we listed our ADSs on the New York Stock Exchange under the symbol “XRS.”

Our principal executive offices are located at 12/F, Danling SOHO, No. 6 Danling Street, Haidian District, Beijing 100080, People’s Republic of China. Our telephone number at this address is +86 (10) 5292 6669. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. In addition, as of the date of this annual report, we have branch offices in 15 cities in China. Our agent for service of process in the United States in connection with our registration statement on Form F-1 for our initial public offering in October 2010 is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

B. Business Overview

Overview

We are a leading K-12 after-school tutoring services provider in China. We offer comprehensive tutoring services to K-12 students covering core academic subjects, including mathematics, English, Chinese, physics, chemistry, biology, history, political science and geography as well as preschool classes. We have successfully established “Xueersi” as a leading brand in China’s K-12 private education market closely associated with high teaching quality and academic excellence in China, as evidenced by our students’ academic performance, our ability to recruit most of our students through word-of-mouth referrals as well as the numerous recognitions and awards we have received.

We deliver our tutoring services primarily through small classes, personalized premium services (i.e., one-on-one tutoring) and online course offerings. As of February 28, 2013, our extensive network consisted of 255 learning centers and 237 service centers in 15 cities throughout China, with most of these learning centers and service centers located in Beijing and Shanghai, as well as our online platform. Our student enrollments increased from approximately 486,400 in the fiscal year ended February 28, 2011 to approximately 816,110 in the fiscal year ended February 28, 2013, representing a compound annual growth rate, or CAGR, of 29.5%.

We are committed to providing our students with high-quality services and an exceptional learning experience. Our commitment is reflected in our continual focus on recruiting, training and retaining teachers with strong academic credentials and a passion for education; our emphasis on developing, updating and improving our curricula and course materials; and our efforts to standardize operating procedures throughout our network. This in turn has led to a strong track record of outstanding student achievement.

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

We have experienced growth in recent years. Our total net revenues increased from $110.6 million in the fiscal year ended February 28, 2011 to $225.9 million in the fiscal year ended February 28, 2013, representing a CAGR of 42.9%. Our net income increased from $24.0 million in the fiscal year ended February 28, 2011 to $33.4 million in the fiscal year ended February 28, 2013, representing a CAGR of 17.9%.

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

Small classes

We have been delivering courses in small-class settings since the inception of our company. K-12 small classes, which typically have a maximum of 15 to 35 students per class for different grade levels, remain our main form of service offering in terms of revenue and number of student enrollments. As of February 28, 2013, 155 of our 255 learning centers and 135 of our 237 service centers nationwide offer small classes. We have a wide range of sessions for different courses. A typical K-12 small-class course consists of 10 or 15 sessions during each spring and fall school semester and seven to 15 sessions during each summer and winter break. Currently, each K-12 small-class session typically lasts two to three hours with course fees ranging from RMB40 to RMB80 per hour.

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

In March 2011, we began offering tutoring services to preschool children, aged three to six years old, under our “Mobby” brand, and we have recently expanded our services to students up to the age of eight years old.  These tutoring services are offered in small-class format of up to 12 children per class and focus primarily on mathematics for young learners. A typical preschool small-class course consists of 22 sessions taking place from the spring semester through the summer holiday or the fall semester through the winter holiday, or ten to 11 sessions during each school semester or summer or winter break. Currently, each session typically lasts one and a half hours, with course fees of RMB200 per session. As of February 28, 2013, four of our learning centers offered preschool small classes.

To maximize transparency, improve learning experience and build trust with students and parents, we allow parents to audit most of the small classes their children attend, and for many of our K-12 small classes, also offer unconditional refunds for any remaining unattended classes net of the costs of materials if notified by the student or parent within the first two-thirds of each course.

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

Personalized Premium Services

We began to offer personalized premium services in September 2007 under our “Zhikang” brand. As of February 28, 2013, our Zhikang network included 96 learning centers and 98 service centers in Beijing, Shanghai, Tianjin, Guangzhou, Shenzhen, Wuhan, Hangzhou, Nanjing, Xi’an and Chengdu. We have a wide range of pricing for our one-on-one courses. Currently, the course fees for our personalized premium services typically range from RMB100 to RMB250 per 40 minutes.

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

Online Courses

We began to offer online courses in January 2010. We currently offer online courses in math, English, Chinese, physics, chemistry, biology and history on our online course website, www.xueersi.com. Currently, the online course fees range from RMB15 to RMB50 per 40 to 50 minutes.

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

We have call centers in Beijing, Shanghai, Tianjin, Guangzhou, Shenzhen and Nanjing, the main functions of which include receiving enquiries, accepting registrations, addressing course-related issues and facilitating communication with existing and prospective students for our center-based offerings and the parents of such students. In addition, we have a call center to regularly reach out to students of our online courses and keep track of their progress. As of February 28, 2013, we had approximately 170 operators at these call centers. All of our call centers are open during business hours, and our Beijing and Shanghai call centers also remain open until 9 pm and 9:30 pm in the evening, respectively.

In addition, the online platform, among other things, provides an efficient channel for students and parents to submit study questions to our subject experts.

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

	Primary School							Middle School			High School
	K	1	2	3	4	5	6	7	8	9	10	11	12
Mathematics	•	•	•	•	•	•	•	•	•	•	•	•	•
English	•	•	•	•	•	•	•	•	•	•	•	•	•
Chinese	•	•	•	•	•	•	•	•	•	•	•	•	•
Physics	-	-	-	-	-	-	-	•	•	•	•	•	•
Chemistry	-	-	-	-	-	-	-	-	-	•	•	•	•
Biology	-	-	-	-	-	-	-	-	-	-	•	•	•
History	-	-	-	-	-	-	-	-	-	-	•	•	•
Political Science	-	-	-	-	-	-	-	-	-	-	•	•	•
Geography	-	-	-	-	-	-	-	-	-	-	•	•	•

•                  Currently offered.

-                    Currently not offered.

The history, political science and geography courses set forth in the table above are offered mainly through personalized premium tutoring services under our “Zhikang” brand. Net revenues related to these courses are not material.

The curricula for our preschool tutoring services that we began in March 2011 focuses primarily on mathematics.

Curriculum and Course Material Development

Substantially all of our education content is developed in-house. As of February 28, 2013, we had a team of over 80 full-time employees who are responsible for developing, updating and improving our curricula and course materials. In addition, approximately 200 full-time teachers are also engaged in the development of the curriculum and course material in addition to their classroom teaching commitments. The team is further divided based on subjects covered, with each subject team led by a director who has significant teaching experience in the subject. Our team works closely with experts in different subject fields to keep up with changing academic and examination requirements in China’s K-12 education system and solicits feedback from our teachers based on their classroom experience.

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

Most of our curricula and course materials are developed at our corporate level in Beijing and adopted by other locations with modifications to meet local requirements and demands. We have modularized a portion of our course materials based on specific topics so that centrally developed content can be more easily adopted locally and make our services more scalable, and we are in the process of modularizing other portions of our course materials. In addition, we have signed two agreements with McGraw-Hill Education whereby we have cooperated to co-develop and co-brand two sets of English language educational materials for small classes. In 2012, McGraw-Hill Education and our company completed the development of these two sets of materials.

Our Teachers

Our teaching staff is critical to maintaining the quality of our services and to promoting our brand and reputation. We have a team of dedicated and highly qualified teachers with a strong passion for education, whom we believe are essential to our success. We are committed to maintaining consistent and high teaching quality across our business. This commitment is reflected in our highly selective teacher hiring process, our emphasis on continued teacher training and rigorous evaluation, competitive performance-based compensation and opportunities for career advancement. We had 1,169, 2,451 and 2,787 full-time teachers and 1,610, 1,455 and 1,263 contract teachers as of February 28, 2011, February 29, 2012 and February 28, 2013, respectively. We have moved to greater numbers of full-time teachers over time in order to establish stronger ties with our key teaching staff and draw upon their experience to support our content development, marketing and other management efforts.

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

Our Network

As of February 28, 2013, our extensive network consists of 255 learning centers and 237 service centers in Beijing, Shanghai, Guangzhou, Shenzhen, Tianjin, Wuhan, Xi’an, Chengdu, Nanjing, Hangzhou, Taiyuan, Zhengzhou, Chongqing, Suzhou and Shenyang, six call centers in Beijing, Shanghai, Tianjin, Guangzhou, Shenzhen and Nanjing, as well as our online platform. Our learning centers are physical locations where classes are conducted. Our service centers offer consultation, course selection, registration and other services, most of which are also provided by our call centers.

The following table sets forth the number of learning centers and service centers in each of the 15 cities in our physical network as of February 28, 2013.

City	Number of Learning Centers	Number of Service Centers
Beijing	124	114
Shanghai	36	33
Guangzhou	19	17
Tianjin	16	14
Shenzhen	12	12
Wuhan	10	10
Chengdu	8	8
Nanjing	9	9
Xi’an	10	9
Hangzhou	5	5
Taiyuan	2	2
Chongqing	1	1
Suzhou	1	1
Zhengzhou	1	1
Shenyang	1	1

We intend to open new learning and service centers both in our existing and newly identified geographic markets to capitalize on growth opportunities. We have adopted a systematic approach to expansion of our learning centers and geographic markets. The decision on whether to enter a new city is typically made at the corporate business unit level and involves a well-established process requiring participation by different levels of management personnel within our organizational structure. Our process in identifying a new market involves developing plans for promoting our brand locally, recruiting teachers and other staff and commencing course offerings with an initial focus on certain core subjects and grades. In then selecting the locations for new learning centers, we perform studies of each location by gathering education statistics, demographic data, public transportation information and other data.

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

Marketing and Student Recruitment

We recruit students for our small-class business primarily through word-of-mouth referrals. Our reputation and brand have also greatly facilitated our student recruitment. Moreover, we engage in a range of marketing activities to enhance our brand recognition among prospective students and their parents, generate interest in our service offerings and further stimulate referrals. In the fiscal years ended February 28, 2011, February 29, 2012 and February 28, 2013, our selling and marketing expenses were $9.9 million, $23.2 million and $27.7 million, respectively, accounting for 9.0%, 13.0% and 12.2% of our total net revenues, respectively.

Referrals

We believe the single greatest contributor to our success in small-class student recruitment has been word-of-mouth referrals by our students and their parents who share their learning experiences with others. Our recruitment through word-of-mouth referrals has enjoyed a strong network effect with the rapid growth in our student base, and benefits from our reputation, brand and the performance track record of our students.

Online Platform

Our online platform is an important component of our marketing and branding efforts. It also facilitates direct and frequent communications with and among our prospective students as well as our existing students and parents, supporting our overall sales and marketing efforts.

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

Competition

The after-school tutoring service sector in China is rapidly evolving, highly fragmented and competitive. We face competition in each type of service we offer and each geographic market in which we operate. Our competitors at the national level include New Oriental Education & Technology Group Inc. and Xueda Education Group.

We believe the principal competitive factors in our business include the following:

•                  brand;

•                  student achievements;

•                  price-to-value;

•                  type and quality of tutoring services offered; and

•                  ability to effectively tailor service offerings to the needs of students, parents and educators.

We believe that we compete favorably with our competitors on the basis of the above factors. However, some of our competitors may have more resources than we do, and may be able to devote greater resources than we can to expand their business and market shares. See “Item 3.D.—Key Information—Risk Factors—Risks Related to Our Business—We face significant competition, and if we fail to compete effectively, we may lose our market share and our profitability may be adversely affected.”

Intellectual Property

Our brands, trademarks, service marks, copyrights and other intellectual property rights distinguish and protect our course offerings and services from infringement, and contribute to our competitive advantages in the after-school tutoring service sector in China. Our intellectual property rights include the following:

•                  49 trademark registrations for our brand and logo in China and Hong Kong;

•                  domain names;

•                  copyrights to substantially all of the course content we developed in house, including all of our online courses; and

•                  copyright registration certificates for 72 software programs developed by us relating to different aspects of our operations.

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

To protect our brand and other intellectual property, we rely on a combination of trademark, copyright, domain names, know-how and trade secret laws as well as confidentiality agreements with our employees, contractors and others. We cannot be certain that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate these rights. See “Item 3.D.—Key Information—Risk Factors—Risks Related to Our Business—If we fail to protect our intellectual property rights, our brand and business may suffer.”

Insurance

We maintain various insurance policies covering most of our leased facilities and most of our office space to safeguard against risks and unexpected events, including accidents that may occur at the place where we conduct our operations. We have purchased limited liability insurance for our students and their parents covering most of our learning centers in all cities with maximum claim amount of RMB0.4 million per person. We do not maintain business disruption insurance, product liability insurance or key-man life insurance. We consider our insurance coverage to be in line with that of other private education providers of a similar size in China.

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

The Law for Promoting Private Education (2003) and the Implementation Rules for the Law for Promoting Private Education (2004)

The Law for Promoting Private Education (2003) became effective on September 1, 2003. The Implementation Rules for the Law for Promoting Private Education (2004) became effective on April 1, 2004. Under these regulations, “private schools” are defined as schools established by non-governmental organizations or individuals using non-government funds. In addition, under the regulations, private schools providing certifications, pre-school education, self-study aid and other academic education are subject to approval by the education authorities, while private schools engaging in occupational qualification training and occupational skill training are subject to approval by the authorities in charge of labor and social welfare. A duly approved private school will be granted a private school operating permit, and shall be registered with the Ministry of Civil Affairs or its local bureaus as a privately run non-enterprise institution. In addition, learning centers of schools must make filings with the Ministry of Education or its local bureaus. Our 23 affiliated schools have all obtained and maintained their respective private school operating permits.

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

The election to establish a private school requiring reasonable returns shall be provided in the articles of association of the school. The percentage of the school’s annual net income that can be distributed as reasonable return shall be determined by the school’s board of directors, taking into consideration the following factors: (i) school fee types and collection criteria, (ii) the ratio of the school’s expenses in connection with educational activities and improvement of educational conditions to the total fees collected; and (iii) the admission standards and educational quality. The relevant information relating to the above factors shall be publicly disclosed before the school’s board may determine the percentage of the school’s annual net income to be distributed as reasonable returns. Such information and the decision to distribute reasonable returns shall also be filed with the relevant government authorities within 15 days of the board decision. However, none of the current PRC laws and regulations provides any specific formula or guideline for determining “reasonable returns.” In addition, none of the current PRC laws and regulations sets forth clear requirements or restrictions on a private school’s ability to operate its education business as a school that requires reasonable returns or as a school that does not require reasonable returns.

At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of school facilities or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equal to no less than 25% of the annual increase in the net assets of the school, if any. Private schools that do not require reasonable returns shall be entitled to the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be formulated by the finance authority, taxation authority and other authorities under the State Council. To date, however, no regulations have been promulgated by the relevant authorities in this regard. As of the date of this annual report, among our 23 affiliated schools, 11 have elected not to require reasonable returns and the remaining 12 have elected to require reasonable returns. None of our 23 affiliated schools enjoys any preferential tax treatments pursuant to the requirements of local governmental authorities. All of them have allocated certain amounts to their development funds in compliance with the aforesaid provisions.

Sponsorship of Private Schools

Under the Law for Promoting Private Education and the Implementation Rules for Promoting Private Education, entities and individuals that establish private schools are referred to as “sponsors.” As of the date of this annual report, Xueersi Education and Xueersi Network or their subsidiaries were the sponsors of our 23 schools.

The “sponsorship interest” that a sponsor holds in a private school is, for all practical purposes, substantially equivalent under PRC law and practice to the “equity interest” a shareholder holds in a company. Pursuant to the Implementation Rules for Promoting Private Education, a sponsor of a private school has the obligation to make capital contributions to the school in a timely manner. The contributed capital can be in the form of tangible or non-tangible assets such as materials in kind, land use rights or intellectual property rights. Pursuant to the Law for Promoting Private Education, the capital contributed by the sponsor becomes assets of the school and the school has independent legal person status. In addition, pursuant to the Law for Promoting Private Education and the Implementation Rules for Promoting Private Education, the sponsor of a private school has the right to exercise ultimate control over the school by becoming the member of and controlling the composition of the school’s decision making body. Specifically, the sponsor has control over the private school’s constitutional documents and has the right to elect and replace the private school’s decision making bodies, such as the school’s board of directors, and therefore controls the private school’s business and affairs.

Before the Law for Promoting Private Education took effect in 2003, the Regulations on Schools Run by Different Sectors of Society had provided that upon liquidation, the residual assets of a private school after the original investment had been returned to the sponsor would be used by the relevant PRC government for the development of private education. However, this is no longer the case, as Article 68 of the Law for Promoting Private Education expressly abolished the Regulations on Schools Run by Different Sectors of Society.

We are not aware of any PRC law which provides that upon liquidation of a private school, the sponsor is legally restricted to receive only its invested capital and is not allowed to receive other returns. According to our PRC counsel, there is no national law that addresses this subject one way or the other. In the absence of a national law providing for the sponsor’s rights upon liquidation of a private school, provincial regulations and interpretations are ambiguous and inconsistent on this subject. There are local regulations or interpretations that specifically provide that sponsors are entitled to private schools’ residual assets pro rata based on their respective capital contribution. Nevertheless, there are also local regulations that are less clear in this regard.

Notwithstanding the legal uncertainties surrounding this issue, we believe that the potential risk that we will not receive all of the residual assets upon the liquidation of a school is immaterial. There were no capital contributions made by any PRC governmental authorities to our schools, nor did any of our schools ever receive donations from any third parties, including PRC governmental authorities or any third party enterprises. Since the Law for Promoting Private Education became effective on September 1, 2003, neither we nor our PRC counsel have been aware of any case in China where a private school which has been solely funded by private sponsors without any government or donated funds became state property or was otherwise appropriated by a government authority upon liquidation without the prior consent of its sponsor. We historically have never liquidated any school that was profitable and we have no plans to so in the future. If, for any reason, we would like to divest a profitable school, a commercially sensible way to do so is to sell, rather than liquidate, the school. When selling a school, the sponsor is entitled to receive consideration for transferring sponsorship, which often exceeds its initial investment in the school.

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

Permits for schools jointly operated by Chinese and foreign entities shall be obtained from the relevant education authorities or the authorities that regulate labor and social welfare in the PRC. We are not required to apply for such permits as all of our schools are operated by Xueersi Education, Xueersi Network or their respective subsidiaries, which are Chinese entities.

Outline of China’s National Plan for Medium- and Long-Term Education Reform and Development (2010-2020)

On July 29, 2010, the PRC central government promulgated the Outline of China’s National Plan for Medium- and Long-Term Education Reform and Development (2010-2020), which for the first time announced the policy that the government will implement a reform to divide private education entities into two categories: (1) for-profit private education entities and (2) not-for-profit private education entities. On October 24, 2010, the General Office of the State Council issued the Notices on the National Education System Innovation Pilot. Under this notice, the PRC government plans to implement a for-profit and non- profit classified management system for the private schools in Shanghai, Zhejiang, Shenzhen and Jilin Huaqiao Foreign Language School. However, the above outline and the innovation pilot is still new and no additional national law or regulation has been promulgated to implement them and, except in Shanghai, no other local government of the pilot areas has promulgated relevant regulations on differentiated management of the private schools. If, upon the implementation of the above reform, our schools choose to be for-profit private education entities, they may be subject to all the taxes that are applicable to enterprises as if they were enterprises; if our schools choose to be not-for-profit private education entities, our contractual arrangements with our Variable Interest Entities and their respective schools and subsidiaries may be subject to more stringent scrutiny and the education authorities may not allow our schools to pay us services fees under the contractual arrangements as they currently do. As a result, the implementation of this reform may adversely affect our results of operations.

On June 18, 2012, the MOE issued the Implementation Opinions of the MOE on Encouraging and Guiding the Entry of Private Capital in the Fields of Education and Promoting the Healthy Development of Private Education to encourage private investment and foreign investment in the field of education. According to these opinions, the proportion of foreign capital in a Chinese-foreign education institute shall be less than 50%. These opinions currently do not apply to our schools because we currently do not have Chinese-foreign education institutes.

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

In the fiscal year ended February 28, 2013, 3.1% of our total net revenues were derived from audio-video program services that may be subject to the Audio-Video Program Measures. In the course of offering online tutoring services, we transmit our audio-video educational courses and programs through the Internet only to enrolled course participants, not to the general public. The limited scope of our audience distinguishes us from general online audio-video broadcasting companies, such as companies operating user-generated content websites. In addition, we do not provide audio-video program uploading and transmission services. As a result, we believe that we are not subject to the Internet Audio-Video Program Measures. However, there is no further official or publicly available interpretation of these definitions, especially the scope of “Internet audio-video program service.” If the governmental authorities determine that our provision of online tutoring services falls within the Internet Audio-Video Program Measures, we may not be able to obtain the License for Disseminating Audio-Video Programs through Information Network. If this occurs, we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content.

Regulations on Protection of the Right of Dissemination through Information Networks

On May 18, 2006, the State Council promulgated the Regulations on Protection of the Right of Dissemination through Information Networks, which became effective on July 1, 2006 and was revised in January 2013. These regulations require that every organization or individual who disseminates a third party’s work, performance, audio or visual recording products to the public through information networks shall obtain permission from, and pay compensation to, the legitimate copyright owner of such products, unless otherwise provided under relevant laws and regulations. The legitimate copyright owner may take technical measures to protect his or her copyright and any organization or individual shall not intentionally jeopardize, destroy or otherwise assist others in jeopardizing such protective measures unless otherwise permitted under law. The regulations also provide that permission from and compensation to the copyright owner is not required in the case of limited dissemination to teaching or research staff for the purpose of school instruction or scientific research only.

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

Trademark. The PRC Trademark Law, adopted in 1982 and revised in 2001, protects the proprietary rights to registered trademarks. The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations and may grant a term of ten years for registered trademarks, which may be extended for another ten years upon request. Trademark license agreements must be filed with the Trademark Office for record. In addition, if a registered trademark is recognized as a well-known trademark, the protection of the proprietary right of the trademark holder may reach beyond the specific sector of the relevant products or services. We have registered 48 trademarks with the Trademark Office. We have filed applications for registration of 37 other trademarks and logos with the Trademark Office. We are in the process of registering additional marks and logos.

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

We believe that all of our shareholders who are PRC citizens or residents completed their required registrations with the SAFE in accordance with Circular 75 prior to the completion of our initial public offering in October 2010, and we have filed with the SAFE amendments related to our listing on the New York Stock Exchange. Recently, our shareholders who are PRC citizens or residents have updated their registrations with the SAFE in accordance with Circular 75 to reflect the establishment of some new subsidiaries.

Regulations on Loans to and Direct Investment in the PRC Entities by Offshore Holding Companies

According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by the SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign Debts, or the Provisions, promulgated by SAFE, the National Development and Reform Commission and the Ministry of Finance, which was effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which are foreign-invested enterprises, are considered foreign debt, and such loans must be registered with the local bureaus of SAFE. Under the Provisions, these foreign-invested enterprises must submit registration applications to the local bureaus of the SAFE within 15 days following execution of foreign loan agreements, and the registration should be completed within 20 business days from the date of receipt of the application. In addition, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term debt borrowed by a foreign-invested enterprise is limited to the difference between the total investment and the registered capital of the foreign-invested enterprise. Total investment of a foreign-invested enterprise is the total amount of capital that can be used for the operation of the foreign-invested enterprise, as approved by the Ministry of Commerce or its local bureau, and may be increased or decreased upon approval by the Ministry of Commerce or its local bureau. Registered capital of a foreign-invested enterprise is the total amount of capital contributions to the foreign-invested enterprise by its foreign holding company or owners, as approved by the Ministry of Commerce or its local bureau and registered at the State Administration for Industry and Commerce or its local bureau.

According to applicable PRC regulations on foreign-invested enterprises, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered foreign-invested enterprises, may only be made when approval by the Ministry of Commerce or its local bureau has been obtained. In approving such capital contributions, the Ministry of Commerce or its local bureau examines the business scope of each foreign invested enterprise under review to ensure it complies with the Foreign-Investment Industrial Guidance Catalog, which classifies industries in China into three categories, namely “encouraged foreign investment industries,” “restricted foreign investment industries” and “prohibited foreign investment industries.” Industries not listed in the Foreign-Investment Industrial Guidance Catalog are generally open to foreign investment unless specifically restricted by other PRC regulations.

Each of our PRC subsidiaries is a foreign-invested enterprise, is not engaged in any prohibited or restricted businesses listed in the Foreign-Investment Industrial Guidance Catalog and has not incurred any foreign debt.

Regulations on Employee Share Incentive Awards Granted by Listed Companies

The Operating Procedures for Administration of PRC Individuals Participating in the Employee Share Ownership Plan of Offshore Listed Companies, or Circular 78, regulate the foreign exchange matters associated with employee stock ownership plans granted to PRC residents by companies whose shares are listed on overseas stock exchanges. PRC individuals who are granted share incentive awards by companies listed on overseas stock exchanges based on an employee stock ownership plan are required to register with the SAFE or its local bureaus. Pursuant to Circular 78, PRC individuals participating in the employee stock ownership plans of the foreign-listed companies shall entrust their employers, including foreign-listed companies and their subsidiaries or branch offices, or engage PRC agents, to handle various foreign exchange matters associated with their employee stock ownership plans. The PRC agents or the employers shall, on behalf of the PRC individuals who have the right to exercise the employee share options, apply annually to the SAFE or its local bureaus for a quota for conversion and/or payment of foreign currencies in connection with the PRC individuals’ exercise of the employee share options if necessary. The foreign exchange proceeds received by the PRC individuals from the sale of shares under the stock ownership plans granted by the foreign-listed companies must be remitted to bank accounts in China opened by their employers or PRC agents.

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

On February 15, 2012, the SAFE issued the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in a Stock Incentive Plan of an Overseas Publicly-Listed Company, or Circular 7, which terminated both Circular 78 and the Notice on Relinquishing Power of Approving the First-time Application of Foreign Exchange Purchase Quotas, Opening of Special Bank Accounts issued by the SAFE on January 7, 2008. According to Circular 7, if “domestic individuals” (meaning both PRC residents and non-PRC residents who reside in the PRC for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) participate in any stock incentive plan of an overseas listed company, a qualified PRC domestic agent, which could be the PRC subsidiaries of such overseas listed company, shall, among other things, file, on behalf of such individuals, an application with the SAFE to conduct the SAFE registration with respect to such stock incentive plan, and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the stock purchase or stock option exercise. Such PRC individuals’ foreign exchange income received from the sale of stocks and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in the PRC opened and managed by the PRC domestic agent before distribution to such individuals. In addition, such domestic individuals must also retain an overseas entrusted institution to handle matters in connection with the exercise of their stock options and their purchase and sale of stock. The PRC domestic agent also needs to update registration with the SAFE within three months after the overseas-listed company materially changes its stock incentive plan or make any new stock incentive plans.

Prior to the issuance of Circular 7, we received approval from the SAFE’s Beijing branch in January 2012 in regards to applications we had submitted on behalf of certain of our employees who hold a significant number of restricted shares. Upon the issuance of Circular 7, Circular 78 ceased to be applicable for such registration. From time to time, we need to make applications or update our registration with the SAFE or its local bureaus on behalf of our employees who are affected by our new share incentive plan or material changes in our current share incentive plan. However, we may not always be able to make applications or update our registration on behalf of our employees who hold our restricted shares in compliance with Circular 7, nor can we ensure you that such applications or update of registration will be successful. If we or the participants of our share incentive plan who are PRC citizens fail to comply with Circular 7, we and/or such participants of our share incentive plan may be subject to fines and legal sanctions, there may be additional restrictions on the ability of such participants to exercise their stock options or remit proceeds gained from sale of their stock into the PRC, and we may be prevented from further granting restricted shares or from granting options under our share incentive plan to our employees who are PRC citizens. Such events could adversely affect our business operations.

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

Regulations on Foreign Currency Exchange

Pursuant to applicable PRC regulations on foreign currency exchange, the Renminbi is freely convertible to foreign currencies for current account items only, such as trade-related receipts and payments, interest and dividends. Conversion of Renminbi to foreign exchange for capital account items, such as direct equity investments, loans and repatriation of investments, require the prior approval of the SAFE or its local bureaus. Payments for transactions that take place within the PRC must be made in Renminbi. Domestic companies or individuals can repatriate payments received from abroad in foreign currencies or deposit those payments abroad subject to the requirement that such payments be repatriated within a certain period of time. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks. Foreign exchange on the current account can be either retained or sold to financial institutions that have foreign exchange settlement or sales business without prior approval from the SAFE, subject to certain regulations. Foreign exchange on the capital account can be retained or sold to financial institutions that have foreign exchange settlement and sales business with prior approval of SAFE, unless otherwise provided.

In utilizing the proceeds we received from our initial public offering, as an offshore holding company with PRC subsidiaries, we may (i) make additional capital contributions to our PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries or our Consolidated Affiliated Entities, or (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

•                  capital contributions to our subsidiaries in China, whether existing ones or newly established ones, must be approved by the PRC Ministry of Commerce or its local bureaus and must also be registered with the SAFE or its local bureaus;

•                  loans by us to our subsidiaries in China, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with the SAFE or its local bureaus; and

•                  loans by us to our Consolidated Affiliated Entities, which are domestic PRC entities, must be approved by the National Development and Reform Commission and must also be registered with the SAFE or its local bureaus.

In addition, on August 29, 2008, the SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of its capital contribution in foreign currency into Renminbi. Circular 142 restricts the use of Renminbi funds converted from foreign exchange. It requires that Renminbi converted from foreign currency-denominated capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the relevant government authority and may not be used to make equity investments in PRC, unless specifically provided otherwise. Moreover, the approved use of such Renminbi funds may not be changed without approval from SAFE. Renminbi funds converted from foreign exchange may not be used to repay loans in Renminbi if the proceeds of such loans have not yet been used. Any violation of Circular 142 may result in severe penalties, including substantial fines. Furthermore, the SAFE promulgated a circular on November 9, 2010, or Circular 59, which, among other things, requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents, or otherwise approved by the board. Accordingly, if we apply with the SAFE to convert the proceeds from our initial public offering in October 2010 into Renminbi funds for use of such funds in the PRC, they need to be used in accordance with the section entitled “Use of Proceeds” in our initial public offering final prospectus, or when the use of the proceeds is beyond what described in the section entitled “Use of Proceeds”, we should submit the board resolution in relation to such use of proceeds to the SAFE and the settlement of foreign exchange for such use of proceeds shall comply with the regulations of the PRC in relation to foreign exchange.

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

Regulations on Dividend Distribution

Under applicable PRC laws and regulations, companies in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, companies in China are required to allocate at least 10% of their accumulated profits each year, if any, to fund statutory reserves of up to 50% of the registered capital of the enterprise. Statutory reserves are not distributable as cash dividends. Each of our subsidiaries, Variable Interest Entities and Variable Interest Entities’ subsidiaries in China are required to comply with this statutory reserves funding requirement. Although the statutory surplus reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. In addition, at the end of each fiscal year, each of our affiliated schools in China is required to allocate a certain amount out of its annual net income, if any, to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. For our 12 private schools which have elected to require reasonable returns, this amount shall be no less than 25% of the annual net income of the school, and for the remaining 11 private schools which have elected not to require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school, if any. As a result of these PRC laws and regulations, as of February 28, 2013, we had $12.3 million in statutory surplus reserves and development fund, or 6.4% of total equity, that are not distributable as cash dividends. We do not expect that the statutory surplus reserve requirement will materially limit our ability to pay dividends to our shareholders or our plan to expand our business because we are to date only required to set aside an additional $1.1 million to satisfy the maximum requirement of statutory surplus reserves for all of our PRC subsidiaries and our Consolidated Affiliated Entities.

C. Organizational Structure

The following diagram sets out details of our significant subsidiaries and Consolidated Affiliated Entities as of the date of this annual report:

TAL Education Group
(Cayman Islands)
100%
Yidu Technology Group
(Cayman Islands)
("Yidu Cayman")
100%
Yidu Technology Group
Limited
(Hong Kong)
("Yidu Hong Kong")
100%
TAL Holding Limited
(Hong Kong)
("TAL Hong Kong")
Outside China
Inside China
100%
Yidu Huida Education Technology (Beijing) Co., Ltd. ("Yidu Huida")
100%
TAL Education Technology (Beijing) Co., Ltd. ("TAL Beijing")
100%
Beijing Huanqiu Zhikang Shidai Education Consulting Co., Ltd. ("Huanqiu Zhikang")
100%
TAL Electronic Technology (Shanghai) Co., Ltd. ("TAL Shanghai")
100%
Beijing Xintang Sichuang Education Technology Co., Ltd. ("Beijing Xintang Sichuang")
100%
Zhixuesi Education Consulting (Beijing) Co., Ltd. ("Zhixuesi Beijing")
100%
Yidu Xuedi Network Technology (Beijing) Co., Ltd. ("Yidu Xuedi Beijing")
Bangxin Zhang (1) 56.5%
Yundong Cao (2) 26%
Yachao Liu (3) 10%
Yunfeng Bai (4) 7.5%
Bangxin Zhang (1) 56.5%
Yundong Cao (2) 26%
Yachao Liu (3) 10%
Yunfeng Bai (4) 7.5%
Bangxin Zhang (1) 64.5%
Yachao Liu (3) 19%
Yunfeng Bai (4) 16.5%
100%
100%
100%
Beijing Xueersi Education Technology Co., Ltd. ("Xueersi Education")
Beijing Xueersi Network Technology Co., Ltd. ("Xueersi Network")
Beijing Dongfangrenli Science & Commerce Co., Ltd. ("Beijing Dongfangrenli")
100% (5)
100% (5)
Sponsorship interest
100%
100%
Sponsorship interest
11 subsidiaries
17 schools
2 subsidiaries
6 schools
Equity interest
Contractual arrangements
Sponsorship interest

Note:

(1)         Mr. Bangxin Zhang is our chairman and chief executive officer. He owned 38.1% of the common shares and 62.9% of the voting power of TAL Education Group as of June 21, 2013.

(2)         Mr. Yundong Cao owned 9.3% of the common shares and 15.4% of the voting power of TAL Education Group as of June 21, 2013.

(3)         Mr. Yachao Liu is our senior vice president. He owned 5.8% of the common shares and 9.3% of the voting power of TAL Education Group as of June 21, 2013.

(4)         Mr. Yunfeng Bai is our senior vice president. He owned 3.1% of the common shares and 5.2% of the voting power of TAL Education Group as of June 21, 2013.

(5)         Percentage ownership represents aggregate ownership of Xueersi Education and Xueersi Network. Xueersi Education is the majority shareholder of six subsidiaries, and the minority shareholdings of each of the six subsidiaries are held by Xueersi Network. Two of the six subsidiaries wholly owns three schools. Xueersi Education wholly owns the remaining five subsidiaries and 14 schools. We evaluated the sponsorship interest in the schools for consolidation under the asset, lease, variable interest entity and voting interest models. After consideration, we consolidated the schools under the variable interest model.

Contractual Arrangements with Our Consolidated Affiliated Entities

Due to PRC legal restrictions on foreign ownership and investment in the education business in China, TAL Beijing, one of our wholly owned PRC subsidiaries, has entered into a series of contractual arrangements with Xueersi Education, Xueersi Network and Beijing Dongfangrenli, which we refer to as our Variable Interest Entities, and the respective shareholders, subsidiaries and schools of our Variable Interest Entities. The series of contractual arrangements, which are summarized below, enable us, through TAL Beijing, (1) to direct the activities of our Variable Interest Entities that most significantly affect the Variable Interest Entities’ economic performance and (2) to receive substantially all the benefits from our Consolidated Affiliated Entities. We rely on the series of contractual arrangements among TAL Beijing, Xueersi Education, Xueersi Network and Beijing Dongfangrenli and their respective shareholders, subsidiaries and schools to conduct most of our tutoring services in China. Substantially all of our personalized premium services in Beijing are offered through Huanqiu Zhikang.

Exclusive Business Service Agreements. Pursuant to the Exclusive Business Cooperation Agreement entered into in June 2010 by and among TAL Beijing, Xueersi Education, Xueersi Network, the shareholders of Xueersi Education and Xueersi Network and our other Consolidated Affiliated Entities, which supersedes all agreements among parties with respect to subject matters thereof, TAL Beijing or its designated affiliates have the exclusive right to provide each of Xueersi Education and Xueersi Network and their subsidiaries and schools comprehensive intellectual property licensing and various technical and business support services. Pursuant to the Exclusive Service Agreement entered into by and among TAL Beijing, Beijing Dongfangrenli and its shareholders on December 27, 2011, TAL Beijing and its designated affiliates have the exclusive right to provide Beijing Dongfangrenli and its subsidiaries (if any) comprehensive intellectual property licensing and various technical and business support services. The services under each of these agreements include, but are not limited to, employee training, technology development, transfer and consulting services, public relation services, market survey, research and consulting services, market development and planning services, human resource and internal information management, network development, upgrade and ordinary maintenance services, and software and trademark licensing and other additional services as the parties may mutually agree from time to time. Without the prior written consent of TAL Beijing, none of the Variable Interest Entities or their respective subsidiaries or schools may accept services provided by any third party which are covered by the agreements set forth above. TAL Beijing or its designated affiliates owns the exclusive intellectual property rights created as a result of the performance of these agreements. Our Consolidated Affiliated Entities agree to pay annual service fees to TAL Beijing or its designated affiliates and adjust the service fee rates from time to time at TAL Beijing’s discretion. The agreements will not expire unless terminated pursuant by a mutual agreement of parties. Each of these agreements entitle TAL Beijing or its designated affiliates to charge our Consolidated Affiliated Entities annual service fees that amount to substantially all of the net income of the Consolidated Affiliated Entities before the service fees.

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

Equity Pledge Agreement. Pursuant to an equity pledge agreement, dated February 12, 2009, by and among TAL Beijing, Xueersi Education, Xueersi Network and the respective shareholders of Xueersi Education and Xueersi Network, the respective shareholders of Xueersi Education and Xueersi Network unconditionally and irrevocably pledged all of their equity interests in Xueersi Education and Xueersi Network to TAL Beijing to guarantee performance of the obligations of Xueersi Education and Xueersi Network and their respective subsidiaries and schools under the technology support and service agreements with TAL Beijing. The shareholders of Xueersi Education and Xueersi Network agree that, without the prior written consent of TAL Beijing, they will not transfer or dispose the pledged equity interests or create or allow any encumbrance on the pledged equity interests that would prejudice TAL Beijing’s interest. TAL Beijing, Beijing Dongfangrenli and the shareholders of Beijing Dongfangrenli have entered into an equity pledge agreement, dated December 27, 2011, the terms of which are substantially the same as the agreement summarized above. The above pledges of the equity interests in Xueersi Education, Xueersi Network and Beijing Dongfangrenli have been registered with the relevant local branch of the State Administration for Industry and Commerce in China.

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

The imposition of any of these penalties could result in a material adverse effect on our ability to conduct our business. See “Item 3.D.—Key Information—Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the agreements that establish the structure for operating our business in China are not in compliance with applicable PRC laws and regulations, we could be subject to severe penalties” and “Item 3.D.—Key Information—Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

In addition to the series of contractual arrangements among TAL Beijing, Xueersi Education, Xueersi Network and Beijing Dongfangrenli and their respective shareholders, subsidiaries and schools, TAL Education Group has entered into a deed of undertaking with Mr. Bangxin Zhang, our Chairman of the Board of Directors and Chief Executive Officer, whereby Mr. Zhang has irrevocably covenanted and undertaken to TAL Education Group that:

•                  as long as the shares in TAL Education Group Mr. Bangxin Zhang owns, whether legally or beneficially, and directly or indirectly (including shares held through Mr. Bangxin Zhang’s personal holding company Bright Unison Limited or any other company, trust, nominee or agent, if any), represent more than 50% of the aggregate voting power of the then total issued and outstanding shares of TAL Education Group,

•                  Mr. Bangxin Zhang shall not and will not, directly or indirectly, (i) requisition or call any meeting of TAL Education Group’s shareholders for the purpose of removing or replacing any of the directors of TAL Education Group or appointing any new director of TAL Education Group, or (ii) propose any resolution at any meeting of TAL Education Group’s shareholders to remove or replace any of the directors of TAL Education Group or appoint any new director of TAL Education Group; and

•                  should any meeting of TAL Education Group’s shareholders be called by the board of directors or requisitioned or called by other shareholders of TAL Education Group for the purpose of removing or replacing any of the directors or appointing any new director, or if any resolution is proposed at any meeting of TAL Education Group’s shareholders to remove or replace any of the directors or appoint any new director, Mr. Bangxin Zhang shall not and will not, in his capacity as a shareholder of TAL Education Group, exercise his voting rights attaching to his shares in excess of 49% of the aggregate voting power of the then total issued and outstanding shares of TAL Education Group.

•                  Mr. Bangxin Zhang shall not cast any votes he has as a director or shareholder (if applicable) on any resolutions or matters concerning enforcing, amending or otherwise relating to the deed of undertaking being considered or voted upon by the board of directors or the shareholders, as the case may be.

In the opinion of Maples and Calder, our Cayman Islands legal counsel, the deed of undertaking constitutes the legal, valid and binding obligations of Mr. Bangxin Zhang, which cannot be unilaterally revoked by Mr. Bangxin Zhang, and is enforceable in accordance with its terms under existing Cayman Islands laws.

D. Property, Plants and Equipment

Facilities

Our headquarters are located in Beijing, China. As of February 28, 2013, we leased approximately 106,300 square meters in Beijing, consisting of approximately 98,300 square meters of learning center and service center space and approximately 8,000 square meters of office space. As of February 28, 2013, we owned 7,582 square meters of office space in Beijing, which we purchased in July 2011 for a total cash consideration (including related taxes) of approximately $62.5 million, and the renovation of which was completed in January 2013.

In addition to our learning center and service center space and office space leased in Beijing, as of February 28, 2013, we leased an aggregate of approximately 93,600 square meters of learning center and service center space and an aggregate of approximately 8,200 square meters of office space in 14 other cities throughout China.

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

A. Operating Results

Overview

Our extensive network of learning centers and service centers has increased from 132 and 108, respectively, in the fiscal year ended February 28, 2011, to 255 and 237, respectively, in the fiscal year ended February 28, 2013. Our student enrollments increased from approximately 486,400 in the fiscal year ended February 28, 2011 to approximately 816,110 in the fiscal year ended February 28, 2013, representing a CAGR of 29.5%.

We have experienced significant growth in our business in recent years. Our total net revenues increased from $110.6 million in the fiscal year ended February 28, 2011 to $225.9 million in the fiscal year ended February 28, 2013, representing a CAGR of 42.9%. Our net income increased from $24.0 million in the fiscal year ended February 28, 2011 to $33.4 million in the fiscal year ended February 28, 2013, representing a CAGR of 17.9%.

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

Our results of operations are also affected by the education system or policies relating to the after-school tutoring service market in China. Due to PRC legal restrictions on foreign ownership and investment in education businesses in China, we have entered into a series of contractual arrangements among TAL Beijing, on the one hand, and Xueersi Education, Xueersi Network, Beijing Dongfangrenli and their respective shareholders, subsidiaries and schools, on the other hand. We rely on a series of contractual arrangements among TAL Beijing, Xueersi Education, Xueersi Network and Beijing Dongfangrenli and their respective shareholders, subsidiaries and schools to conduct most of our services in China. Substantially all of our personalized premium services in Beijing are offered through Huanqiu Zhikang. We do not have equity interests in Xueersi Education, Xueersi Network and Beijing Dongfangrenli; however, as a result of these contractual arrangements, we are the primary beneficiary of these entities and treat them as our Variable Interest Entities under U.S. GAAP. In the opinion of Tian Yuan Law Firm, our PRC legal counsel, (i) the ownership structures of our Consolidated Affiliated Entities and wholly owned subsidiaries in China are in compliance with existing PRC laws and regulations, and (ii) the contractual arrangements among our wholly owned subsidiaries in China, our Consolidated Affiliated Entities and the shareholders of our Variable Interest Entities are valid, binding and enforceable under, and will not result in any violation of, PRC laws or regulations currently in effect. We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. See “Item 3.D.—Key Information—Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the agreements that establish the structure for operating our business in China are not in compliance with applicable PRC laws and regulations, we could be subject to severe penalties” and “Item 3.D.—Key Information—Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

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

In recent years, we have opened new learning centers to further penetrate our existing markets and enter new markets. The number of our learning centers grew from 132 in Beijing, Shanghai, Tianjin, Wuhan, Shenzhen and Guangzhou as of February 28, 2011, to 255 in Beijing, Shanghai, Guangzhou, Shenzhen, Tianjin, Wuhan, Xi’an, Chengdu, Nanjing, Hangzhou, Taiyuan, Zhengzhou, Chongqing, Suzhou and Shenyang as of February 28, 2013.  We plan to open additional learning centers in these above cities and explore opportunities to open learning centers in other targeted geographic markets in China in order to continue to attract new student enrollments.

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

Pricing

Our results of operations are also affected by the pricing for our tutoring services. We generally charge students based on the hourly rates of our courses and the total number of hours for all the courses taken by each student. We determine hourly rates for our courses primarily based on the demand for our courses, cost of our services, the geographic markets where the courses are offered, and the fees charged by our competitors for the same or similar courses. During the fiscal year ended February 29, 2012 and February 28, 2013, we increased hourly rates or number of hours per course for a portion of our small class offerings.

Costs and Expenses

Our ability to maintain and increase profitability also depends on our ability to effectively control our costs and expenses. A significant component of our cost of revenues is compensation to our teachers. We offer competitive remunerations to our teachers in order to attract and retain top teaching talent. Fees and performance-linked bonuses to our teachers accounted for approximately 23%, 24% and 23% of our net revenues for the fiscal years ended February 28, 2011, February 29, 2012 and February 28, 2013, respectively. Another important component of our cost of revenues is rental expenses for our learning and service centers, which has ranged from approximately 13.5% to 14.9% of our net revenues in each of the three most recent fiscal years. For the fiscal years ended February 29, 2012 and February 28, 2013, we incurred share-based compensation expenses representing approximately 4.5% and 3.7%, respectively, of our net revenues, and we expect to continue to incur share-based compensation expenses in the future.

Our cost of revenues as a percentage of our total net revenues was 50.8%, 53.8% and 51.2% for the fiscal years ended February 28, 2011, February 29, 2012 and February 28, 2013, respectively. The increase in our cost of revenues as a percentage of our total net revenues from fiscal year 2011 to fiscal year 2012 was largely a result of the expansion of our physical network of learning centers and service centers and corresponding increase in teacher, staff, rental and other related costs incurred as part of the expansion of our business. The decrease in our cost of revenues as a percentage of our total net revenues from fiscal year 2012 to fiscal year 2013 was largely a result of our further effort to improve teacher and facility utilization while raising hourly rate for many of our courses, as well as continuing tight control of other costs in fiscal year 2013.

Our operating expenses include two key components, selling and marketing expenses and general and administrative expenses. Our total operating expenses as a percentage of our total net revenues was 26.2%, 34.4% and 35.1% for the fiscal years ended February 28, 2011, February 29, 2012 and February 28, 2013, respectively. Our selling and marketing expenses and our general and administrative expenses each grew over this time period. Our selling and marketing expenses grew primarily due to an increase in the number of our sales and marketing personnel and their respective salaries to support a greater number of program and service offerings. Our general and administrative expenses grew primarily due to increases in our general and administrative personnel, an increase in the average salaries and benefits provided to our general and administrative staff, share-based compensation, office expenses, and depreciation expenses for the office space purchased by us in Beijing, which commenced in the fourth quarter of fiscal year 2013. The growth of our selling and marketing expenses and our general administrative expenses has also been a result of the expansion of our learning centers and service centers capacity over the past few years. Going forward, we expect that our total costs and expenses will continue to increase due to the expansion of our services and operations, as well as costs and ongoing expenses associated with being a public company; however, such increase is likely to be partially offset by our increasing economies of scale and improved operating efficiency.

Key Components of Results of Operations

Net Revenues

In the fiscal years ended February 28, 2011, February 29, 2012 and February 28, 2013 we generated total net revenues of $110.6 million, $177.5 million and $225.9 million, respectively. We derive substantially all of our revenues from tutoring services, including small classes and personalized premium services. Revenues generated from our online course offerings contributed 3.2% and 3.1% of our total net revenues in the fiscal years ended February 29, 2012 and February 28, 2013, respectively. Our revenues are presented net of business tax.

We generally collect course fees in advance, which we initially record as deferred revenues. We recognize course fees as revenues proportionately as the tutoring courses are delivered. We had deferred revenues in the amounts of $50.7 million, $85.6 million and $102.5 million as of February 28, 2011, February 29, 2012 and February 28, 2013, respectively.

Generally, for K-12 small-class courses consisting of more than seven classes per course, we offer tuition refunds for any remaining unattended classes to students who decide to withdraw from a course, provided that the course is less than two-thirds completed at the time of withdrawal. For preschool small-class courses, if a student withdraws and the course is less than one-third completed at the time of withdrawal, we offer a refund of 60% of the course fees received from the student. If over one-third of the course is completed, no refund will be provided. For personalized premium services, a student can withdraw at any time and receive a refund for the undelivered classes. Refunds are recorded as deductions to deferred revenues. For online courses, we offer refunds to students who decide to withdraw from the subscribed courses within the course offer period, which generally ranges from one month to six months, and a proportional refund based on the percentage of untaken courses.

Cost of Revenues and Operating Expenses

The following table sets forth, for the periods indicated, our cost of revenues and operating expenses, in absolute amounts and as percentages of the total net revenues:

	For the Year Ended February 28/29,
	2011		2012		2013
	$	%	$	%	$	%
	(in thousands of $, except percentages)
Net revenues	$110,588	100.0%	$177,520	100.0%	$225,931	100.0%
Total cost of revenues(1)	(56,143)	(50.8)	(95,587)	(53.8)	(115,749)	(51.2)
Operating expenses:
Selling and marketing(2)	(9,935)	(9.0)	(23,166)	(13.0)	(27,674)	(12.2)
General and administrative(3)	(19,085)	(17.2)	(37,815)	(21.3)	(51,125)	(22.6)
Impairment losses on long-term prepayment	—	—	—	—	(594)	(0.3)
Impairment losses on intangible assets and goodwill	—	—	(140)	(0.1)	—	—
Total operating expenses	$(29,020)	(26.2)%	$(61,121)	(34.4)%	$(79,393)	(35.1)%

(1)         Includes share-based compensation expenses of $0.5 million, $0.4 million and $0.1 million for the fiscal years ended February 28, 2011, February 29, 2012 and February 28, 2013, respectively.

(2)         Includes share-based compensation expenses of $1.0 million, $1.5 million and $1.8 million for the fiscal years ended February 28, 2011, February 29, 2012 and February 28, 2013, respectively.

(3)         Includes share-based compensation expenses of $3.8 million, $6.0 million and $6.4 million for the fiscal years ended February 28, 2011, February 29, 2012 and February 28, 2013, respectively.

Cost of Revenues

Our cost of revenues primarily consists of teaching fees, performance-linked bonuses and other compensations for our teachers and rental cost for our learning centers and service centers, compensation to personnel providing educational service support, and to a lesser extent, depreciation and amortization of property and equipment used in the provision of educational services, costs of course materials, and other office supplies. We expect our cost of revenues to increase as we further expand our network and operations by opening new learning centers and service centers and hiring additional teachers.

Operating Expenses

Our operating expenses consist primarily of selling and marketing expenses and general and administrative expenses.

Our selling and marketing expenses primarily consist of compensation to our personnel involved in sales and marketing expenses relating to our marketing and branding promotion activities, rental and utilities expenses relating to selling and marketing functions and, to a lesser extent, depreciation and amortization of property and equipment used in our selling and marketing activities. In anticipation of future growth, we increased the number of personnel in our selling and marketing functions in fiscal years 2011, 2012 and 2013, which contributed to an increase in selling and marketing expenses as a percentage of net revenues from 9.0% in the fiscal year ended February 28, 2011 to 13.0% in the fiscal year ended February 29, 2012. The decrease in selling and marking expenses as a percentage of net revenues from 13.0% in the fiscal year ended February 29, 2012 to 12.2% for the fiscal year ended February 28, 2013 was primarily attributed to our budget control and economies of scale. We expect that our selling and marketing expenses will continue to increase as we expand the breadth of our product offerings and geographic locations.

Our general and administrative expenses primarily consist of compensation paid to our management and administrative personnel, costs of third-party professional services, rental and utilities expenses relating to office and administrative functions, and, to a lesser extent, depreciation and amortization of property and equipment used in our administrative activities. Our general and administrative expenses as a percentage of our total net revenues increased from 17.3% in the fiscal year ended February 28, 2011 to 21.3% in the fiscal year ended February 29, 2012 and to 22.6% for the fiscal year ended February 28, 2013. We expect that our general and administrative expenses will increase in the near term as we hire additional personnel and incur additional expenses in connection with the expansion of our business operations, enhancing our internal controls and providing share-based compensation to our employees, and other expenses associated with our having become a publicly traded company.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Each of our Hong Kong subsidiaries, namely TAL Hong Kong and Yidu Hong Kong, is subject to Hong Kong profits tax on its activities conducted in Hong Kong. No provision for Hong Kong profits tax has been made in our consolidated financial statements, as TAL Hong Kong and Yidu Hong Kong have no assessable income for the fiscal years ended February 28, 2011, February 29, 2012 and February 28, 2013.

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

As a Cayman Islands holding company, we may receive dividends from our PRC operating subsidiaries through TAL Hong Kong. The EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with the PRC. According to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion, dividends paid to shareholders residing in Hong Kong are subject to a reduced 5% rate of tax withholding provided the Hong Kong residents’ equity interests in the mainland dividend issuer is above 25%. However, the State Administration for Taxation promulgated SAT Circular 601 on October 27, 2009, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to SAT Circular 601, a beneficial owner generally must engage in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. A conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. Although we may use our Hong Kong subsidiaries as a platform to expand our business in the future, our Hong Kong subsidiaries currently do not engage in any substantive business activities and thus it is possible that our Hong Kong subsidiaries may not be regarded as “beneficial owners” for the purposes of SAT Circular 601 and the dividends they receive from our PRC subsidiaries would be subject to withholding tax at a rate of 10%. In addition, our Hong Kong subsidiaries may be considered PRC resident enterprises for enterprise income tax purposes if the relevant PRC tax authorities determine that our Hong Kong subsidiaries’ “de facto management bodies” are within the PRC, in which case dividends received by them from our PRC subsidiaries would be exempt from PRC withholding tax because such income is exempted under the EIT Law for a PRC resident enterprise recipient. As there remain uncertainties regarding the interpretation and implementation of the EIT Law and its implementation rules, it is uncertain whether, if we are deemed a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders would be subject to any PRC withholding tax. For a detailed discussion of PRC tax issues related to resident enterprise status, see “Item 3.D.—Key Information—Risk Factors—Risks Related to Doing Business in China—Under the EIT Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Discontinued Operations

In order to focus our operations on Wuhan School, in October 2010, we decided to exit our operations of Qianjing School and Jianli School. As a result, the businesses of Qianjiang School and Jianli School are accounted for as discontinued operations for all periods in our consolidated financial statements. A $128,522 impairment loss for the goodwill and a $53,122 impairment loss for the intangible assets of the two schools were recognized in the operating results of discontinued operations in the year ended February 28, 2011. By the fiscal year ended February 28, 2011, the liquidation process of the two schools had been completed and there were no remaining assets or liabilities associated with discontinued operations in the accompanying consolidated balance sheet as of February 28, 2011. The gain or loss from the liquidation process of these two schools was immaterial. For the fiscal years ended February 28, 2011, February 29, 2012 and February 28, 2013, we recorded a net loss of $0.3 million, nil and nil of our discontinued operations, respectively.

Critical Accounting Policies

We prepare our financial statements in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect reported amounts of assets, liabilities, revenue, costs, and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and other factors that we believe to be relevant under the circumstances. Our management has discussed the development, selection and disclosure of these estimates with our board of directors. Since our financial reporting process inherently relies on the use of estimates and assumptions, actual results may differ from these estimates under different assumptions or conditions.

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

Consolidation of Variable Interest Entities

We, through TAL Beijing, our wholly owned foreign enterprise, have executed a series of contractual agreements with our VIEs, the VIEs’ subsidiaries and schools and the VIEs’ nominee shareholders. For a description of these contractual arrangements, see “Item 4.C.—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities.” These contractual agreements do not provide TAL Beijing with an equity interest, in legal form, in the VIEs, however.  As we hold no legal form of equity ownership in the VIEs, we applied the variable interest entity consolidation model as set forth in Accounting Standards Codification 810, Consolidation, (“ASC 810”) instead of the voting interest model of consolidation.

By design, the contractual agreements provide TAL Beijing with a right to receive benefits equal to substantially all of the net income of these entities, and thus under ASC 810 the interests held by TAL Beijing under these agreements are considered variable interests.  Subsequent to identifying any variable interests, any party holding such variable interests must determine if the entity in which the interest is held is a variable interest entity and subsequently which reporting entity is the primary beneficiary of, and should therefore consolidate, the variable interest entity.  Among other reasons, an entity is considered a variable interest entity if the holders of the equity investment at risk in the entity, as a group, lack any one of the following characteristics of a controlling financial interest:

•                                          The power, through voting rights or similar rights, to direct the activities of the entity that most significantly impact the entity’s economic performance

•                                          The obligation to absorb the entity’s expected losses, or

•                                          The right to receive the entity’s expected residual returns

A reporting entity is considered to be the primary beneficiary, and thus the accounting parent, of a variable interest entity if it possesses both: (a) the power to direct the activities that most significantly impact the economic performance of the variable interest entity and (b) the obligation to absorb losses and/or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.

As a result of the contractual arrangements, the nominee shareholders of the VIEs lack the characteristics of a controlling financial interest in the VIEs and therefore the VIEs are considered to be variable interest entities under ASC 810.  The contractual arrangements, by design, transfer each of the three characteristics of a controlling financial interest from the VIEs’ nominee shareholders to TAL Beijing.  The contractual arrangements also cause TAL Beijing to be the primary beneficiary of the VIEs, and accordingly TAL Beijing consolidates their operations.

Determining whether TAL Beijing is the primary beneficiary requires a careful evaluation of the facts and circumstances, including whether the contractual agreements are substantive under the applicable legal and financial reporting frameworks, i.e. PRC law and US GAAP.  We continually review our corporate governance arrangements to ensure that the contractual agreements are indeed substantive.

We have determined that the contractual agreements are in fact valid and legally enforceable.  Such arrangements were entered into in order to comply with the underlying legal and/or regulatory restrictions that govern the ownership of a direct equity interest in the VIEs.  In the opinion of our PRC counsel, Tian Yuan Law Firm, the contracts are legally enforceable under PRC law.  See “Item 4.C.—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities.”

We have considered the existence of related party relationships, e.g. ownership of an equity interest in TAL Education Group and the VIEs, and the effect that might have on the enforceability of the contractual agreements and in turn whether these contractual agreements are substantive.  We believe there are no barriers to exercise our rights under the contracts and therefore they are substantive and appropriately considered in our consolidation analysis in accordance with ASC 810.  In assessing the shareholdings of certain individual parties in TAL Education Group and in the VIEs, specifically Mr. Bangxin Zhang, we acknowledge that from November 23, 2011, Mr. Bangxin Zhang, a majority nominee shareholder in the VIEs, also held a majority voting interest in TAL Education Group, which he obtained not through any of our actions or any actions of Mr. Bangxin Zhang.

On June 24, 2013, TAL Education Group and Mr. Bangxin Zhang executed a deed of undertaking, or the Deed.  The Deed requires Mr. Bangxin Zhang, to the extent he has a majority voting interest in TAL Education Group  to abstain from 1) exercising his majority voting rights in any vote pertaining to the appointment or removal of a director and 2) any matters related to the Deed.

Although the contractual arrangements between TAL Beijing and the VIEs were designed to provide TAL Beijing with the characteristics of a controlling financial interest regardless of the respective shareholdings of Mr. Bangxin Zhang, during the period between November 23, 2011 and June 24, 2013, Mr. Bangxin Zhang’s majority voting interest in us, when combined with his status as a majority nominee shareholder in the VIEs, could have constrained our ability to exercise the rights under the contractual agreements. This is due to the fact that Mr. Bangxin Zhang’s majority voting interest in TAL Education Group provided him with the legal ability to control the composition of a majority of the board of directors and therefore may have provided him with the legal ability to affect whether or not we could exercise the rights contained in the contractual agreements.  Mr. Bangxin Zhang did not exercise this power at any time during the period in which he held a majority voting interest in TAL Education Group and during such period, in fact, there was no change in the composition of the board of directors or in our day-to-day operations.

Pursuant to the terms of the Deed, at all times that Mr. Bangxin Zhang holds an otherwise majority voting interest in TAL Education Group, Mr. Bangxin Zhang is constrained from exercising a more than 49 percent voting interest in any vote pertaining to the appointment, removal, or replacement of a director and cannot requisition a meeting for this purpose, or cast any vote on any matter related to the Deed.  This prevents Mr. Bangxin Zhang from controlling the rights of TAL Education Group as it relates to the contractual agreements, and accordingly, we retain the characteristics of a controlling financial interest in the VIEs and should consolidate them as the VIEs’ primary beneficiary.

Please see the consolidated financial statements Note 1 for the presentation of our abbreviated financial information  with and without the VIEs, after elimination of intercompany activity.

Revenue recognition

We derive substantially all of our revenues from tutoring services, including small classes (which include preschool courses), personalized premium services and online education services.

Tuition revenue is generally collected in advance and is initially recorded as deferred revenue. Tuition revenue is then recognized proportionately as the tutoring classes are delivered.

A typical K-12 small-class course consists of 10 or 15 classes during each of the school semesters and seven to 15 classes during each of the summer and winter breaks. Generally, K-12 for small-class courses consisting of more than seven classes per course, we offer refunds for any remaining classes to students who decide to withdraw from a course, provided the course is less than two-thirds completed at the time of withdrawal. After two-thirds of a course is delivered, no refund is allowed. For K-12 small-class courses with less than seven classes, no refund will be provided after the commencement of the courses. For preschool small-class courses, we offer refunds of 60% of courses fees received to students if the course is less than one-third completed at the time of withdrawal. If over one-third of the course is completed, no refund will be provided. For personalized premium services, a student can withdraw at any time and receive a refund for the undelivered classes. We have not experienced significant refunds on recognized revenues in the past.

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

Goodwill is not amortized, but tested for impairment annually or more frequently if any events or circumstances indicate that it might be impaired.

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance permits us to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. Absent from any impairment indicators, we perform our annual impairment test on the last day of each fiscal year.

For the year ended February 28, 2013, we did not choose to perform the assessment of qualitative factors for goodwill impairment and performed our annual impairment test using a two-step approach. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liabilities representing the implied fair value of goodwill. We perform our annual goodwill impairment test on the last day of each fiscal year.

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. We have concluded that there are no significant uncertain tax positions requiring recognition in financial statements for the years ended February 28, 2011, February 29, 2012 and February 28, 2013.  We did not incur any interest and penalties related to potential underpaid income tax expenses and also do not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. We have no material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods.

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

Uncertainties exist with respect to how the EIT Law applies to our overall operations, and more specifically, with regard to our tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their “de facto management bodies” are within the PRC. The Implementation Rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of the PRC should be treated as residents under the EIT Law. In addition, we are not aware of any offshore holding companies with a similar corporate structure as our company’s ever having been deemed to be PRC “resident enterprises” by the PRC tax authorities. Therefore, we believe that none of TAL Education Group, TAL Hong Kong, Yidu Cayman or Yidu Hong Kong should be treated as a “resident enterprise” for PRC tax purposes. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities, there are uncertainties and risks associated with this issue. See “Item 3.D.—Key Information—Risk Factors—Risks Related to Doing Business in China—Under the EIT Law, we may be classified as a “resident enterprise” of China. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Fair Value of Our Common Shares and Share-Based Compensation

In June 2010, we adopted the 2010 Share Incentive Plan. The plan permits the grant of options to purchase Class A common shares, share appreciation rights, restricted shares, restricted share units, dividend equivalent rights and other instruments as deemed appropriate by the administrator under the plans. The maximum aggregate number of Class A common shares that may be issued pursuant to all awards under the plan is 18,750,000 Class A common shares. We have granted 13,415,400 shares as of June 21, 2013, among which, 5,419,000 shares were granted on July 26, 2010 and the remaining were granted after the closing of our initial public offering to some of our directors, executive officers and employees.  These restricted shares will vest in accordance with the vesting schedule set out in the respective restricted share agreements with the grantees, which typically ranges from one to eleven years.

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

	For the Year Ended February 28/29,
	2011		2012		2013
	$	%	$	%	$	%
	(in thousands of $, except percentages)
Net revenues	$110,588	100.0%	$177,520	100.0%	$225,931	100.0%
Cost of revenues(1)	(56,143)	(50.8)	(95,587)	(53.8)	(115,749)	(51.2)
Gross profit	54,445	49.2	81,933	46.2	110,182	48.8
Operating expenses
Selling and marketing(2)	(9,935)	(9.0)	(23,166)	(13.0)	(27,674)	(12.2)
General and administrative(3)	(19,085)	(17.2)	(37,815)	(21.3)	(51,125)	(22.6)
Impairment losses on long-term prepayment	—	—	—	—	(594)	(0.3)
Impairment losses on intangible assets and goodwill	—	—	(140)	(0.1)	—	—
Total operating expenses	(29,020)	(26.2)	(61,121)	(34.4)	(79,393)	(35.1)
Government subsidies	149	0.1	213	0.0	632	0.3
Income from operations	25,574	23.1	21,025	11.8	31,421	14.0
Interest income, net	1,288	1.2	3,500	2.0	5,344	2.4
Other income	1	—	4,180	2.3	776	0.2
Gain from sales of available-for-sale securities	6	0.0	—	—	—	—
Gain on extinguishment of liabilities	134	0.1	—	—	—	—
Impairment loss on long-term investment	—	—	(235)	(0.1)	—	—
Income before income tax provision	27,003	24.4	28,470	16.0	37,541	16.6
Provision for income tax	(2,628)	(2.4)	(4,156)	(2.3)	(4,101)	(1.8)
Net loss from discontinued operations, net of tax	(334)	(0.3)	—	—	—	—
Net income	$24,041	21.7%	$24,314	13.7%	33,440	14.8%

(1)         Includes share-based compensation expenses of $0.5 million, $0.4 million and $0.1 million for the fiscal years ended February 28, 2011, February 29, 2012 and February 28, 2013, respectively.

(2)         Includes share-based compensation expenses of $1.0 million, $1.5 million and $1.8 million for the fiscal years ended February 28, 2011, February 29, 2012 and February 28, 2013, respectively.

(3)         Includes share-based compensation expenses of $3.8 million, $6.0 million and $6.4 million for the fiscal years ended February 28, 2011, February 29, 2012 and February 28, 2013, respectively.

Fiscal Year Ended February 28, 2013 Compared to Fiscal Year Ended February 29, 2012

Net Revenues

Our total net revenues increased by 27.3% from $177.5 million for the fiscal year ended February 29, 2012 to $225.9 million for the fiscal year ended February 28, 2013. This increase was primarily due to the increase in both the number of total student enrollments and the average selling price per enrollment. Average selling prices increased by 7.7% from $257 per enrollment in the fiscal year ended February 29, 2012 to $277 per enrollment in the fiscal year ended February 28, 2013, primarily due to an increase in the hourly rate in a portion of the small classes we offer and foreign exchange rate fluctuations. The number of total student enrollments grew from approximately 690,300 as of February 29, 2012 to approximately 816,110 as of February 28, 2013 primarily due to an increase in enrollments in our small class offerings combined with a lesser increase in enrollments in our one-on-one tutoring services. In addition, revenues from cities other than Beijing and Shanghai grew from $20.4 million, or 11.5% of our total net revenues for the fiscal year ended February 29, 2012 to $51.1 million, or 22.6% of our total net revenues for the fiscal year ended February 28, 2013.

Cost of Revenues

Our cost of revenues increased by 21.1% from $95.6 million for the fiscal year ended February 29, 2012 to $115.7 million for the fiscal year ended February 28, 2013. This increase was largely driven by teacher fees and performance-linked bonuses increasing from $42.1 million in the fiscal year ended February 29, 2012 to $51.3 million for the fiscal year ended February 28, 2013, primarily due to the number of our full-time teachers increasing from 2,451 for the fiscal year ending February 29, 2012 to 2,787 for the fiscal year ended February 28, 2013, as well as increases in average teacher fees and performance-linked bonuses. The increase in full-time teachers was partially offset by a decline in the number of part-time teachers from 1,455 to 1,263. Staff costs, which primarily consists of salaries, benefits and performance-linked bonuses for personnel providing educational service support and base salaries and other compensation for full-time teachers, increased from $14.0 million for the fiscal year ended February 29, 2012 to $17.9 million for the fiscal year ended February 28, 2013, mainly due to an increase in the average salaries of our existing personnel who provide educational service support. Rental costs for our facilities increased from $26.0 million in the fiscal year ended February 29, 2012 to $33.6 million for the fiscal year ended February 28, 2013 primarily due to the increase in the leased space of learning centers and service centers from approximately 176,500 square meters as of February 29, 2012 to approximately 191,900 square meters as of February 28.2013. To a lesser extent, the increase in our cost of revenues was due to increases in the depreciation and amortization of our property and equipment, which was primarily a result of the expansion of our learning centers. Cost of revenues for the fiscal year ended February 28, 2013 included $0.1 million in share-based compensation expenses, as compared to $0.4 million for the fiscal year ended February 29, 2012.

Gross Profit

As a result of the foregoing, our gross profit increased by 34.5% from $81.9 million for the fiscal year ended February 29, 2012 to $110.2 million for the fiscal year ended February 28, 2013. Our gross profit margin was 48.8% for the fiscal year ended February 28, 2013, which increased from 46.2% for the previous fiscal year. The increase in our gross profit margin in the fiscal year ended February 28, 2013 was primarily due to an increase in net revenues in the fiscal year ended February 28, 2013 resulting primarily from an enrollments increase from approximately 690,300 as of February 29.2012 to approximately 816,110 as of February 28, 2013, the improvement of our teachers and facility utilization rates and tighter control of other costs.

Operating Expenses

Our operating expenses increased by 29.9% from $61.1 million in the fiscal year ended February 29, 2012 to $79.4 million in the fiscal year ended February 28, 2013. This increase resulted from increases in both our selling and marketing expenses and general and administrative expenses in the fiscal year ended February 28, 2013.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 19.5% from $23.2 million in the fiscal year ended February 29, 2012 to $27.7 million in the fiscal year ended February 28, 2013. This increase was primarily due to an increase in salaries and benefits for our selling and marketing personnel increasing from $13.8 million in the fiscal year ended February 29, 2012 to $18.6 million in the fiscal year ended February 28, 2013. We increased in the number of our sales and marketing personnel by approximately 80 and increased salaries for many of our existing sales and marketing personnel during the fiscal year ended February 28, 2013 to support a greater number of program and service offerings and larger learning center network. Advertising expenses for marketing promotion increased from $3.8 million for the fiscal year ended February 29, 2012 to $4.1 million for the fiscal year ended February 28, 2013. Selling and marketing expenses for the fiscal year ended February 28, 2013 also included $1.8 million in share-based compensation expenses, as compared to $1.5 million for the fiscal year ended February 29, 2012.

General and Administrative Expenses. Our general and administrative expenses increased by 35.2% from $37.8 million in the fiscal year ended February 29, 2012 to $51.1 million in the fiscal year ended February 28, 2013. This increase was primarily due to an increase in compensation for our general and administrative personnel from $22.6 million in the fiscal year ended February 29, 2012 to $33.0 million in the fiscal year ended February 28, 2013. This increase was primarily due to an increase in the average salaries and benefits provided to our general and administrative staff, an increase in the headcount of our full-time teachers who are also engaged in content development and teacher training in addition to their class hour commitments, and depreciation expenses for the office space we purchased in Beijing, which commenced operations  in the fourth quarter of fiscal year 2013, and other facilities purchased in relation to the new office. General and administrative expenses for the fiscal year ended February 28, 2013 included $6.4 million in share-based compensation expenses, as compared to $6.0 million for the fiscal year ended February 29, 2012.

Impairment Losses on Long-term prepayment. In the fiscal year ended February 28, 2013, we recognized $0.6 million of impairment loss on long-term prepayment, as compared to impairment loss on long-term prepayment of nil in the fiscal year ended February 29, 2012.

Impairment Losses on Intangible Assets and Goodwill. In the fiscal year ended February 28, 2013, we recognized impairment loss for goodwill of nil and impairment loss for intangible assets of nil, as compared to a $139,660 impairment loss for goodwill in the fiscal year ended February 29, 2012.

Interest Income, Net

We had an interest income, net of $5.3 million for the fiscal year ended February 28, 2013, compared to $3.5 million for the fiscal year ended February 29, 2012. Our interest income, net in both years consisted primarily of interest earned on our cash and cash equivalents deposited in commercial banks.

Government Subsidies

We received government subsidies related to government sponsored projects and recorded such government subsidies as a liability when such government subsidies were received and recorded it as other operating income when there was no further performance obligation. We received government subsidies of $0.8 million for the fiscal year ended February 28, 2013, compared to $0.2 million for the fiscal year ended February 29, 2012. We recorded $0.2 million and $0.6 million government subsidies as other operating income for the years ended February 29, 2012 and February 28, 2013, respectively.

Other Income

We had $0.8 million of other income for the fiscal year ended February 28, 2013, compared to $4.2 million of other income for the fiscal year ended February 29, 2012. Our other income in fiscal year 2013 was primarily attributable to a foreign exchange gain.

Gain on Extinguishment of Liabilities

Gain on extinguishment of liabilities was nil for both of the fiscal year ended February 28, 2013 and 2012.

Provision for Income Tax

Our provision for income tax decreased by 1.3% from $4.2 million in the fiscal year ended February 29, 2012 to $4.1 million in the fiscal year ended February 28, 2013, primarily due to the fact that Yidu Huida provided more technical services to VIEs’ subsidiaries during its exemption period. Our effective tax rate decreased from 14.6% for the fiscal year ended February 29, 2012 to 10.9% for the fiscal year ended February 28, 2013.

Net Income

As a result of the foregoing, our net income increased by 37.5% from $24.3 million for the fiscal year ended February 29, 2012 to $33.4 million for the fiscal year ended February 28, 2013.

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

Cost of Revenues

Our cost of revenues increased by 70.3% from $56.1 million for the fiscal year ended February 28, 2011 to $95.6 million for the fiscal year ended February 29, 2012. This increase was largely driven by teacher fees and performance-linked bonuses increasing from $25.6 million in the fiscal year ended February 28, 2011 to $42.1 million for the fiscal year ended February 29, 2012, primarily due to the number of our full-time teachers increasing from 1,169 for the fiscal year ending February 28, 2011 to 2,451 for the fiscal year ended February 29, 2012, as well as increases in average teacher fees and performance-linked bonuses. The increase in full-time teachers was partially offset by a decline in part-time teachers from 1,610 to 1,455. Staff costs, which primarily consists of salaries, benefits and performance-linked bonuses for personnel providing educational service support and base salaries and other compensations for full-time teachers, increased from $7.7 million for the fiscal year ended February 28, 2011 to $14.0 million for the fiscal year ended February 29, 2012, due to an increase in educational service support headcount by approximately 300 resulting from the expansion of our business and an increase in the average salaries of our existing personnel providing educational service support. Rental costs for our facilities increased from $15.0 million in the fiscal year ended February 28, 2011 to $26.0 million for the fiscal year ended February 29, 2012 primarily due to our increasing the number of learning centers and service centers we lease from 132 and 108, respectively as of February 28, 2011, to 270 and 247, respectively, as of February 29, 2012. To a lesser extent, the increase in our cost of revenues was due to increases in the depreciation and amortization of our property and equipment, which was primarily a result of the expansion of our learning centers. Cost of revenues for the fiscal year ended February 29, 2012 included $0.4 million in share-based compensation expenses, as compared to $0.5 million for the fiscal year ended February 28, 2011.

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

Selling and Marketing Expenses. Our selling and marketing expenses increased by 133.2% from $9.9 million in the fiscal year ended February 28, 2011 to $23.2 million in the fiscal year ended February 29, 2012. This increase was primarily due to salaries and benefits for our selling and marketing personnel increasing from $6.5 million in the fiscal year ended February 28, 2011 to $13.8 million in the fiscal year ended February 29, 2012, primarily due to an increase in the number of our sales and marketing personnel by approximately 350 and employee salary increases during the fiscal year ended February 29, 2012 to support a greater number of program and service offerings and larger learning center network, as well as advertising expenses for marketing promotion increasing from $0.6 million for the fiscal year ended February 28, 2011 to $3.8 million for the fiscal year ended February 29, 2012. Selling and marketing expenses for the fiscal year ended February 29, 2012 included $1.5 million in share-based compensation expenses, as compared to $1.0 million for the fiscal year ended February 28, 2011.

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

Other (Expenses) / Income

We had $4.2 million of other income for the fiscal year ended February 29, 2012, compared to immaterial other income for the fiscal year ended February 28, 2011. Our other income in fiscal year 2012 was primarily attributable to foreign exchange gain.

Gain on Extinguishment of Liabilities

Gain on extinguishment of liabilities was $nil for the fiscal year ended February 29, 2012, as compared to a $0.1 million gain for the fiscal year ended February 28, 2011 as a result of an acquisition payable for our Wuhan Jianghan School being waived.

Provision for Income Tax

Our provision for income tax increased by 58.2% from $2.6 million in the fiscal year ended February 28, 2011 to $4.2 million in the fiscal year ended February 29, 2012, primarily due to the exemption period of TAL Beijing having expired in calendar year 2010. Beginning in calendar year 2011, TAL Beijing had become subject to a still preferential, but higher tax rate. Our effective tax rate increased from 9.7% for the fiscal year ended February 28, 2011 to 14.6% for the fiscal year ended February 29, 2012.

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

Inflation

According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index in China for February 2011, 2012 and 2013 were increases of 4.9%, 3.2% and 3.2%, respectively. Inflation has had some impact on our operations in recent years, in the form of higher salaries for our teachers and other staff and higher rental payments for certain of the office space and service center and learning center space we lease. We can provide no assurance that we will not continue to be affected in the future by higher rates of inflation in China, or that we will be able to adjust our tuition rates to mitigate the impact of inflation on our results of operations.

Recently Adopted Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and International Accounting Standards Board to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in US GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

•                                          Highest-and-best-use and valuation-premise concepts for nonfinancial assets - the guidance indicate that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

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

•                                          Premiums or discounts in fair value measure - the guidance provides that premiums or discounts that reflect size as a characteristic of the reporting entity ’s holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market ’s normal daily trading volume is not sufficient to absorb the quantity held by the entity) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement.

•                                          Fair value of an instrument classified in a reporting entity’s stockholders ’ equity - the guidance prescribes a model for measuring the fair value of an instrument classified in stockholders ’ equity; this model is consistent with the guidance on measuring the fair value of liabilities.

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

The guidance is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. The adoption of this guidance did not have a significant effect on our consolidated financial statements.

In June 2011, the FASB issued an authoritative pronouncement to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders ’ equity. These amendments do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the amendments are effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued an authoritative pronouncement, deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income in accounting standards update. This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before update the pronouncement issued in June 2011. We adopted this guidance on March 1, 2012 and have presented two separate but consecutive statements since that date.

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The guidance permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued. The adoption of this pronouncement did not have a significant effect on our consolidated financial statements, as we chose to directly perform the two-step goodwill impairment test for fiscal year 2013.

In July 2012, the FASB issued an authoritative pronouncement related to testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the guidance, an entity testing an indefinite-lived intangible asset for impairment has the option of performing a qualitative assessment before calculating the fair value of the asset. If the entity determines, on the basis of qualitative factors, that the fair value of the indefinite-lived intangible asset is not more likely than not (i.e., a likelihood of more than 50 percent) impaired, the entity would not need to calculate the fair value of the asset. The guidance does not revise the requirement to test indefinite-lived intangible assets annually for impairment. In addition, the guidance does not amend the requirement to test these assets for impairment between annual tests if there is a change in events or circumstances; however, it does revise the examples of events and circumstances that an entity should consider in interim periods. The guidance was effective for annual and interim impairment tests performed for fiscal year beginning after September 15, 2012. Early adoption is permitted. The adoption of this guidance did not have a significant effect on our consolidated financial statements.

Recently Issued Accounting Pronouncemenents Not Yet Adopted

In December 2011, the FASB has issued an authoritative pronouncement related to disclosures about offsetting assets and liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. In January 2013, the FASB further clarifies that ordinary trade receivables and receivables are not in the scope of the authoritative pronouncement and the pronouncement applies only to derivatives, repurchase agreements and reverse purchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with specific criteria contained in the FASB Accounting Standards Codification (Codification) or subject to a master netting arrangement or similar agreement. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. We do not expect the adoption of this guidance will have a significant effect on our consolidated financial statements

In February 2013, the FASB issued an authoritative pronouncement related to reporting of amounts reclassified out of accumulated other comprehensive income, to improve the transparency of reporting these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income. The amendments in this Accounting Standards Updates (“ASU”) do not change the current requirements for reporting net income or other comprehensive income in financial statements. All of the information that this ASU requires already is required to be disclosed elsewhere in the financial statements under US GAAP.

The new amendments will require an organization to:

•                                          Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income - but only if the item reclassified is required under US GAAP to be reclassified to net income in its entirety in the same reporting period.

•                                          Cross-reference to other disclosures currently required under US GAAP for other reclassification items (that are not required under US GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense

The amendments apply to all public and private companies that report items of other comprehensive income. Public companies are required to comply with these amendments for all reporting periods (interim and annual). The amendments are effective for reporting periods beginning after December 15, 2012, for public companies. Early adoption is permitted. We do not expect the adoption of this guidance will have a significant effect on our consolidated financial statements.

In February 2013, the FASB issued an authoritative pronouncement related to obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. The pronouncement provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this pronouncement is fixed at the reporting date, except for obligations addressed within existing guidance in US GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in this pronouncement also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The amendments in this ASU should be applied retrospectively to all prior periods presented for those obligations resulting from joint and several liability arrangements within the scope that exist at the beginning of an entity ’s fiscal year of adoption. An entity may elect to use hindsight for the comparative periods (if it changed its accounting as a result of adopting the amendments in this pronouncement) and should disclose that fact. Early adoption is permitted. We do not expect the adoption of this guidance will have a significant effect on our consolidated financial statements.

In March 2013, the FASB issued an authoritative pronouncement related to parent ’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided.

For an equity method investment that is a foreign entity, the partial sale guidance still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. However, this treatment does not apply to an equity method investment that is not a foreign entity. In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment.

Additionally, the amendments in this pronouncement clarify that the sale of an investment in a foreign entity includes both: (1) events that result in the loss of a controlling financial interest in a foreign entity (i.e., irrespective of any retained investment); and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition).Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events.

The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption. We do not expect the adoption of this guidance will have a significant effect on our consolidated financial statements.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

In recent years, we have financed our operations and the expansion of our business primarily through cash flows from operations and proceeds from our initial public offering in October 2010. As of February 28, 2013, we had $185 million in cash and cash equivalents, $24 million in bank term deposits and no bank borrowings. Our cash and cash equivalents consist of cash on hand and bank deposits that are placed with banks and other financial institutions and which are either unrestricted as to withdrawal or use, or have maturities of three months or less.

The following table sets forth a summary of our cash and cash equivalents, bank deposits and restricted cash inside and outside of the PRC as of February 28, 2013.

	Cash and cash equivalents in RMB	Cash and cash equivalents in USD	Total cash and cash equivalents	Term deposits in RMB	Term deposits in USD	Total term deposits	Restricted cash In RMB	Restricted cash in USD	Total Restricted cash
						(in thousands))
Entities outside of the PRC	$54,678	$2,490	$57,168	—	—	—	—	$66	$66

PRC VIE	76,866	—	76,866	11,252	—	11,252	2,204	—	2,204
Outside of VIE	49,944	1,103	51,047	12,859	—	12,859	—	—	—
Entities inside of the PRC	126,810	1,103	127,913	24,111	—	24,111	2,204	—	2,204

Total	$181,488	$3,593	$185,081	$24,111	—	$24,111	$2,204	$66	$2,270

Although we consolidate the results of Xueersi Education and Xueersi Network and their respective subsidiaries and schools as well as the results of Beijing Dongfangrenli, our access to the cash balances or future earnings of Xueersi Education, Xueersi Network and Beijing Dongfangrenli and their respective subsidiaries and schools, as applicable, is only through our contractual arrangements with Xueersi Education, Xueersi Network, Beijing Dongfangrenli and their respective shareholders, subsidiaries and schools. See “Item 4.C.—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

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

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended February 28/29,
	2011	2012	2013
	(in thousands of $)
Net cash provided by operating activities	$53,823	$73,398	$65,410
Net cash used in investing activities	(29,568)	(59,095)	(28,119)
Net cash provided by / (used in) financing activities	96,613	(470)	(41,465)
Effect of foreign exchange rate changes	1,545	1,582	675
Net increase / (decrease) in cash and cash equivalents	122,413	15,415	(3,499)
Cash and cash equivalents at the beginning of the period	50,752	173,165	188,580
Cash and cash equivalents at end of the period	$173,165	$188,580	$185,081

Operating Activities

Net cash provided by operating activities amounted to $65.4 million in the fiscal year ended February 28, 2013, as compared to $73.4 million in the fiscal year ended February 29, 2012. Net cash provided by operating activities in the fiscal year ended February 28, 2013 reflected net income of $33.4 million, adjusted by certain non-cash expenses, including depreciation of property and equipment of $7.0 million, amortization of intangible assets of $0.3 million, share-based compensation expenses of $8.3 million and impairment loss on long-term prepayment of $0.6 million. Additional major factors affecting operating cash flow in the fiscal year ended February 28, 2013 included an increase in deferred revenues in the amount of $16.9 million due to the increased amount of course fees received during the period, an increase in accrued expenses and other current liabilities of $1.3 million, primarily due to an increase in accrued employee salary expenses and welfare benefits, an increase in our prepaid expenses and other current assets in the amount of $1.7 million, and an increase in our income tax payable in the amount of $2.1 million.

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

Net cash provided by operating activities amounted to $53.8 million in the fiscal year ended February 28, 2011, as compared to $27.2 million in the fiscal year ended February 28, 2010. Net cash provided by operating activities in the fiscal year ended February 28, 2011 reflected net income of $24.0 million, adjusted by certain non-cash expenses, including depreciation of property and equipment of $2.8 million, amortization of intangible assets of $0.7 million and share-based compensation expenses of $5.3 million. Additional major factors affecting operating cash flow in the fiscal year ended February 28, 2011 included an increase in deferred revenues in the amount of $21.2 million due to the increased amount of course fees received during the period, an increase in our prepaid expenses and other current assets in the amount of $2.6 million, and an increase in our income tax payable in the amount of $2.4 million as a result of the increase in our taxable income due to the expansion of our business.

Investing Activities

Our cash used in investing activities is primarily related to purchase of office space, leasehold improvements, investments in equipment, technology and operating systems, investments in certain available-for-sale securities and term deposits, intangible assets and acquisitions.

Net cash used in investing activities amounted to $28.1 million in the fiscal year ended February 28, 2013, as compared to $59.1 million in the fiscal year ended February 29, 2012. Net cash used in investing activities in the fiscal year ended February 28, 2013 primarily related to term deposit of $13.8 million, purchase of property and equipment of $6.2 million, which mainly related to the renovation of office space we purchased, leasehold improvement of the learning centers and service centers, purchase of computers, office equipment and other equipment, and $5.5 million in payment for long-term investment, which mainly related to minority investments in two private education companies.

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

Net cash used in investing activities amounted to $29.6 million in the fiscal year ended February 28, 2011, as compared to $5.3 million in the fiscal year ended February 28, 2010. Net cash used in investing activities in the fiscal year ended February 28, 2011 primarily related to investments in term deposits in commercial banks in the amount of $25.9 million and leasehold improvements and purchases of computers, network equipment and software in the amount of $5.2 million in connection with the expansion of our network of learning centers and service centers, offset in part by sales of available-for-sale securities in the amount of $1.5 million.

Financing Activities

Our financing activities consisted of proceeds of our initial public offering, a convertible loan, capital contributions from our founding shareholders, distributions and dividends to shareholders and acquisitions.

Net cash used in financing activities amounted to $41.5 million in the fiscal year ended February 28, 2013, as compared to net cash used in financing activities in the amount of $0.5 million in the fiscal year ended February 29, 2012. Net cash used in financing activities in the fiscal year ended February 28, 2013 was attributable to a $39.0 million payment of cash dividend to shareholders in December 2012 and $2.4 million payments for share repurchases in July and August 2012.

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

Net cash provided by financing activities amounted to $96.6 million in the fiscal year ended February 28, 2011, as compared to net cash used in financing activities in the amount of $0.9 million in the fiscal year ended February 28, 2010. Net cash provided by financing activities in the fiscal year ended February 28, 2011 was primarily attributable to $129.4 million in proceeds from our initial public offering of American depositary shares on the New York Stock Exchange, which closed in October 2010, offset in part by $2.1 million payment of expenses related to the initial public offering, and a $30.0 million cash dividend in November 2010 paid to our shareholders of record as of September 29, 2010.

Holding Company Structure

Overview

We are a holding company with no material operations of our own. Aside from our personalized premium tutoring services in Beijing conducted by our PRC subsidiary, Huanqiu Zhikang, we conduct substantially all of our education business in China through contractual arrangements among TAL Beijing, which is our wholly-owned PRC subsidiary, Xueersi Education, Xueersi Network and Beijing Dongfangrenli, which are our Consolidated Affiliated Entities in China, and the respective shareholders, subsidiaries and schools of each of Xueersi Education, Xueersi Network and Beijing Dongfangrenli. See “Item 4.C.—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities” for a summary of these contractual arrangements. In the fiscal years ended February 28, 2011, February 29, 2012 and February 28, 2013, our Consolidated Affiliated Entities contributed 87.4%, 80.3% and 82.6%, respectively, of our total net revenues, and Huanqiu Zhikang contributed 12.6%, 19.7% and 17.4%, respectively, of our total net revenues.

Conducting most of our operations through contractual arrangements with our Consolidated Affiliated Entities in China entails a risk that we may lose effective control over our Consolidated Affiliated Entities, which may result in our being unable to consolidate their financial results with our results and may impair our access to their cash flow from operations and thereby reduce our liquidity. See “Item 3.D.—Risk Factors—Risks Related to Our Corporate Structure” for more information, including the risk factors titled “If the PRC government determines that the agreements that establish the structure for operating our business in China are not in compliance with applicable PRC laws and regulations, we could be subject to severe penalties” and “We rely on contractual arrangements with our Consolidated Affiliated Entities for our China operations, which may not be as effective in providing operational control as direct ownership.”

Dividend Distributions

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends upon dividends and other distributions paid to us by our PRC subsidiaries. The amount of dividends paid by our PRC subsidiaries to us primarily depends on the service fees paid to our PRC subsidiaries from our Consolidated Affiliated Entities, and, to a lesser degree, our PRC subsidiaries’ retained earnings. In the fiscal years ended February 28, 2011, February 29, 2012 and February 28, 2013, TAL Beijing and its designated PRC subsidiaries collectively charged $23.1 million, $35.3 million and $46.1 million in service fees, respectively, to our Consolidated Affiliated Entities. The Consolidated Affiliated Entities collectively paid $25.2 million, $33.4 million, and $37.8 million in service fees to TAL Beijing and its designated PRC subsidiaries in the fiscal years ended February 28, 2011, February 29, 2012 and February 28, 2013, respectively. As of fiscal year end February 29, 2012 and February 28, 2013, the balance of the amount payable for the fees was $4.7 million and $13.0 million, respectively.

Under PRC law, each of our PRC subsidiaries and Consolidated Affiliated Entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital and to further set aside a portion of its after-tax profit to fund the reserve fund at the discretion of our board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. In addition, at the end of each fiscal year, each of the private schools our company owns in China is required to allocate a certain amount out of its annual net income, if any, to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. For our 12 private schools which have elected to require reasonable returns, this amount shall be no less than 25% of the annual net income of the school, and for the remaining 11 private schools which have elected not to require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school, if any. Our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

Pursuant to contractual arrangements that TAL Beijing has with each of Xueersi Education, Xueersi Network and Beijing Dongfangrenli, the earnings and cash of each of Xueersi Education, Xueersi Network and Beijing Dongfangrenli (including dividends received from their respective subsidiaries and schools) are used to pay service fees in RMB to TAL Beijing or its designated affiliates, in the manner and amount set forth in these agreements. After paying the applicable withholding taxes, making appropriations for its statutory reserve requirement and retaining any profits from accumulated profits, the remaining net profits of TAL Beijing and its designated affiliates would be available for distribution to TAL Hong Kong and from TAL Hong Kong to our company. Please see “Item 3.D.—Key Information—Risk Factors—Risks Related to Doing Business in China—Dividends we receive from our operating subsidiaries located in the PRC may be subject to PRC withholding tax.” and “Item 5.A.—Operating Results—Taxation—PRC” for detailed discussions on withholding taxes; and see “Item 4.B.—Business Overview—PRC Regulation—Regulations on Dividend Distribution” for a detailed discussion on statutory reserve requirement. As of February 28, 2013, the net assets of our PRC subsidiaries and Consolidated Affiliated Entities which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate $25.4 million, and the net assets of our PRC subsidiaries and Consolidated Affiliated Entities which were unrestricted and thus available for distribution was in aggregate $118.1 million.

We do not believe that these restrictions on the distribution of our net assets will have a significant impact on our ability to timely meet our financial obligations in the future. See “Item 3.D.—Risk Factors—Risks Related to Doing Business in China—We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could limit our ability to pay dividends to holders of our ADSs and common shares” for more information.

Furthermore, cash transfers from our PRC subsidiaries to our subsidiaries in Hong Kong are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and our Consolidated Affiliated Entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3.D.—Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.”

Capital Expenditures

In recent years, our primary capital expenditures have been purchase of office space, leasehold improvements, investment in computers, network equipment, software, facilities, intangible assets and business acquisitions. Our capital expenditures were $5.2 million, $74.3 million and $6.9 million in the fiscal years ended February 28, 2011, February 29, 2012 and February 28, 2013, respectively, representing 4.7%, 41.8% and 3.1% of our total net revenues in such year, respectively. The significant decrease in capital expenditures in the fiscal year ended February 28, 2013 primarily related to the completion of the purchase of office space from a real estate developer, for which our company paid $62.5 million in the fiscal year ended February 29, 2012. Please see “Item 4.D.—Information on the Company—Property, Plants and Equipment” for more information.

C. Research and Development, Patents, and Licenses, etc.

Our competitive advantages in China’s after-school tutoring service market is supported by our up-to-date technology platform, our strong in-house ability in developing curricular and course materials, and a range of our intellectual property rights.  We operate a leading online education platform in China, which provides a well-organized gateway to our various websites dedicated to specific topics.  Our online platform facilitates direct and frequent communications with and among our existing and prospective students, which forms an important part of our efforts to provide a supportive learning environment to our students and support our overall sales and marketing activities. For detailed information about our online platform, see “Item 4.B.—Information on the Company—Business Overview—Our Tutoring Services—Online Courses.”  We have a strong in-house team responsible for developing, updating and improving our curricula and course materials, and substantially all of our education content is developed in-house.  See “Item 4.B.—Information on the Company—Business Overview—Our Curricula and Course Materials” for detailed information.  Our online platform, course contents and our other intellectual property rights are protected by a combination of PRC laws and regulations that protect trademarks, copyrights, domain names, know-how and trade secrets, as well as confidentiality agreements. For more information about our brands, trademarks, service marks, copyrights, domain names and other intellectual property rights, see “Item 4.B. Information on the Company—Business Overview—Intellectual Property.” For the fiscal years ended February 29, 2012 and February 28, 2013, we did not have significant research and development policies and expenditures.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended February 28, 2013 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of February 28, 2013:

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousand $)
Operating lease obligations(1)	$88,179	$33,000	$39,718	$11,398	$4,063
Acquisition payables(2)	132	132	—	—	—
Total	$88,311	$33,132	$39,718	$11,398	$4,063

Notes:

(1)         Represents our non-cancelable leases for our offices, learning centers and service centers.

(2)         Represents outstanding consideration payable, as of February 28, 2013, in connection with our acquisition of Wuhan Jianghan School and Holiday School.

G. Safe Harbor

See “Forward Looking Statements” on page 2 of this annual report.

Item 6.                                 Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Bangxin Zhang	32	Chairman of the Board of Directors and Chief Executive Officer
Jane Jie Sun	44	Independent Director
Tong Chen	46	Independent Director
Wei Wang	44	Independent Director
Joseph Kauffman	35	Chief Financial Officer
Yachao Liu	31	Senior Vice President
Yunfeng Bai	31	Senior Vice President

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

Tong Chen has served as our independent director since June 2011. Mr. Chen has served as the Executive Vice President and Chief Editor of SINA Corporation, a company listed on the NASDAQ, since February 2007. Mr. Chen served as the Senior Vice President and Chief Editor of SINA Corporation from November 2003 to February 2007, and from April 1997 to November 2003 he served in a number of management, broadcasting, and other positions with SINA Corporation. In 1997, Mr. Chen took part in the founding of SRSnet.com, a division of Beijing Stone Rich Sight Information Technology Co., Ltd. (currently known as Beijing SINA Information Technology Co. Ltd.), one of SINA Corporation’s subsidiaries. Mr. Chen serves as the independent director of Beijing Enlight Media Co., Ltd., a company listed on the Shenzhen Stock Exchange since February 2010. Mr. Chen received his MBA degree from China-Europe International Business School, a Masters of Arts degree in Journalism from Renmin University of China, a Masters of Arts degree in Communications from Beijing Institute of Technology and a bachelor’s degree in electronic engineering from Beijing University of Technology.

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

Joseph Kauffman has served as our Chief Financial Officer since June 2010. Prior to joining us, Mr. Kauffman headed M&A and international business development at New Oriental Education & Technology Group Inc., where he joined the senior management team before its initial public offering on the New York Stock Exchange in 2006. Between 1999 and 2004, Mr. Kauffman held various corporate development, strategy, and operating roles at The Coca-Cola Company in China. Mr. Kauffman received his bachelor’s degree from Williams College in 1999 and an MBA degree from the Harvard Business School in 2006.

Yachao Liu has served as our senior vice president since April 2011. From February 2013, Dr. Liu has been responsible for our online course offerings. From May 2012 to January 2013, Dr. Liu was also in charge of our enterprise planning division and information management center in addition to our online course offerings. From April 2011 to April 2012, Dr. Liu was in charge of our teaching and research division, teachers’ training school, information management center and network operation center. From January 2008 to April 2011, Dr. Liu was our vice president and was in charge of our online course offerings. From September 2005 to January 2008, Dr. Liu was director of our middle school division. Dr. Liu received his bachelor’s degree in Mechanics from Peking University in 2003 and Ph.D. from the Institute of Mechanics of the Chinese Academy of Science in 2008.

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

B. Compensation

For the fiscal year ended February 28, 2013, the aggregate cash compensation we paid to our executive officers as a group was approximately $0.6 million. We do not pay our non-executive directors in cash for their services on our board. For the fiscal year ended February 28, 2011, we granted a total of 2,125,000 restricted Class A common shares to our executive officers. For the fiscal year ended February 29, 2012, we granted a total of 208,000 restricted Class A common shares to our non-executive directors, 24,000 of which were subsequently cancelled upon the resignation of one of our non-executive directors during the fiscal year ended February 29, 2012 and we did not grant any restricted Class A common shares to our executive officers. For the fiscal year ended February 28, 2013, we did not grant any restricted Class A common shares to our non-executive directors or our executive officers. For the fiscal year ended February 28, 2013, we recognized a total share-based compensation expense of $2.5 million for our executive officers and non-executive directors. For more information, see “Item 6.B.—Directors, Senior Management and Employees—Compensation—Share Incentive Plan.”

Share Incentive Plan

In June 2010, we adopted our 2010 Share Incentive Plan in order to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The plans permit the grant of options to purchase our Class A common shares, restricted shares, restricted share units, share appreciation rights, dividend equivalent rights and other instruments as deemed appropriate by the administrator under the plans. The maximum aggregate number of Class A common shares that may be issued pursuant to all awards under our share incentive plan is 18,750,000 shares. As of June 21, 2013, we have granted 13,415,400 restricted Class A common shares under this plan to our employees, consultants and directors.

The following table summarizes, As of June 21, 2013, the restricted shares granted and outstanding under our share incentive plan to our directors and executive officers and to other individuals as a group.

Name	Number of Class A Restricted Shares	Date of Grant	Date of Expiration
Yachao Liu	*	July 26, 2010	10 years from the date of the grant
Yunfeng Bai	*	July 26 2010	10 years from the date of the grant
Joseph Kauffman	*	July 26, 2010	10 years from the date of the grant
Jane Jie Sun	*	April 8, 2011/ June 13, 2011	10 years from the date of the grant
Tong Chen	*	June 13, 2011	10 years from the date of the grant
Wei Wang	*	June 13, 2011	10 years from the date of the grant
Directors and officers as a group	1,114,500	—	10 years from the date of the grant
Other individuals as a group	6,995,676	—	10 or 11 years from the date of the grant
Total	8,110,176	—	—

*                 Less than 1% of the outstanding common shares.

The following paragraphs describe the principal terms of our share incentive plan:

Plan Administration. The plan is administered by our board of directors or our compensation committee. The compensation committee or the full board of directors, as appropriate, determines the provisions and terms and conditions of each award grant except for grants below a certain threshold in which the Board has delegated authority to the Chief Executive Officer of the Company.

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

Terms of Directors and Executive Officers

Our officers are elected by and serve at the discretion of our board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution passed at a shareholder meeting, or in the absence of a shareholder meeting by a unanimous written resolution of our shareholders. In addition, the office of a director will be vacated if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing to our company, or (iv) without special leave of absence from our board, is absent from three consecutive meetings of our board, and our board resolves that his office be vacated.

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

D. Employees

We had 3,156, 5,422 and 5,808 full-time employees as of February 28, 2011, February 29, 2012 and February 28, 2013, respectively. Of our total number of full-time employees as of February 28, 2013, 3,631 were located in Beijing, 562 were located in Shanghai and 1,615 were located in other places in China.

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares (including shares represented by our ADSs), as of June 21, 2013, by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our common shares.

	Shares Beneficially Owned
	Number(1)	%(2)	% of Voting Power(3)
Directors and Executive Officers:
Bangxin Zhang(4)	59,550,000	38.1%	62.9%
Jane Jie Sun(5)	*	*	*
Tong Chen(6)	*	*	*
Wei Wang(7)	*	*	*
Yachao Liu(8)	9,281,250	5.9%	9.4%
Yunfeng Bai(9)	5,018,500	3.2%	5.2%
Joseph Kauffman(10)	*	*	*
All directors and executive officers as a group	74,707,828	47.7%	77.5%
Principal Shareholders:
Bright Unison Limited(11)	59,550,000	38.1%	62.9%
Tiger Global Five China Holdings and affiliate fund(12)	15,000,000	9.6%	1.6%
Central Glory Investments Limited(13)	14,550,000	9.3%	15.4%
Prime Capital Management Company Limited(14)	11,078,928	7.1%	1.2%
Perfect Wisdom International Limited(15)	8,812,500	5.6%	9.3%

*	Less than 1% of our total outstanding shares.
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

(2)

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (1) 156,156,228, being the number of common shares issued as of June 21, 2013, and (2) the number of shares such person or group has the right to acquire or receive within 60 days after June 21, 2013.

(3)

Percentage of total voting power represents voting power with respect to all of our Class A and Class B common shares, as a single class. As of June 21, 2013, our issued and outstanding share capital consisted of 68,350,228 Class A common shares and 87,806,000 Class B common shares. Each holder of our Class B common shares is entitled to ten votes per Class B common share and each holder of Class A common shares is entitled to one vote per Class A common share held by our shareholders on all matters submitted to them for a vote. Our Class A common shares and Class B common shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B common shares are convertible at any time by the holder into Class A common shares on a 1:1 basis.

(4)

Consists of 59,550,000 Class B common shares held by Bright Unison Limited, a British Virgin Islands company. Bangxin Zhang is the sole shareholder and the sole director of Bright Unison Limited. Bangxin Zhang’s business address is 12/F, Danling SOHO, No. 6 Danling Street, Haidian District, Beijing 100080, People’s Republic of China.

(5)	The business address of Ms. Sun is Ctrip Network Technology Building, No. 99 Fu Quan Road, Shanghai 200335, People’s Republic of China.
(6)	The business address of Mr. Chen is 19/F, Ideal Plaza, 58 Northwest 4th Ring Road, Haidian District, Beijing 100080, People’s Republic of China.
(7)	The business address of Mr. Wang is Yonggui Center, 47 Guangqumennei Street, Dongcheng District, Beijing 100062, People’s Republic of China.
(8)

Consists of 8,812,500 Class B common shares held by Perfect Wisdom International Limited, a British Virgin Islands company, 312,500 Class A common shares and 156,250 Class A common shares which will vest on July 26, 2013. Yachao Liu is the sole shareholder and the sole director of Perfect Wisdom International Limited. Yachao Liu’s business address is 12/F, Danling SOHO, No. 6 Danling Street, Haidian District, Beijing 100080, People’s Republic of China.

(9)

Consists of 4,893,500 Class B common shares held by Excellent New Limited, a British Virgin Islands company, 125,000 Class A common shares which will vest on July 26, 2013. Yunfeng Bai is the sole shareholder and the sole director of Excellent New Limited. Yunfeng Bai’s business address is 12/F, Danling SOHO, No. 6 Danling Street, Haidian District, Beijing 100080, People’s Republic of China.

(10)	The business address of Mr. Kauffman is 12/F, Danling SOHO, No. 6 Danling Street, Haidian District, Beijing 100080, People’s Republic of China.
(11)

Bright Unison Limited is a company incorporated in the British Virgin Islands. Bangxin Zhang is the sole shareholder and the sole director of Bright Unison Limited. Its registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(12)

Based on the Schedule 13D/A filed with the SEC on May 30, 2013. Consists of 13,973,560 Class A common shares held by Tiger Global Five China Holdings, a company organized under the laws of Mauritius, and 15,000,000 Class A common shares held by Charles P. Coleman III Tiger Global Five China Holdings is a company organized under the laws of Mauritius and controlled by Tiger Global Five Parent Holdings. Charles P. Coleman III is the managing member of Tiger Global Five China Holdings and Tiger Global Five Parent Holdings. The registered office of Tiger Global Five China Holdings is Twenty Seven, Cybercity, Ebene, Mauritius and the principal business office of Mr. Coleman is c/o Tiger Global Management, LLC, 101 Park Avenue, 48th Floor, New York, New York 10178.

(13)

Based on the Schedule 13G filed with the SEC on February 14, 2011. Central Glory Investments Limited is a company incorporated in the British Virgin Islands. Yundong Cao is the sole shareholder and the sole director of Central Glory Investments Limited. Its registered address is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(14)

Based on the Schedule 13G/A filed with the SEC on February 5, 2013, and consists of 11,078,928 Class A common shares held by Prime Capital Management Company Limited. The business address of Prime Capital Management Company Limited is Unit 2303, 23/F, Low Block, Grand Millennium Plaza, 181 Queen’s Road, Central, Hong Kong.

(15)

Perfect Wisdom International Limited is a company incorporated in the British Virgin Islands. Yachao Liu is the sole shareholder and the sole director of Perfect Wisdom International Limited. Its registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Our common shares are divided into Class A common shares and Class B common shares. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. Holders of our Class B common shares may choose to convert their Class B common shares into the same number of Class A common shares at any time. See “Item 10.B.—Additional Information—Memorandum and Articles of Association—Common Shares” for a more detailed description of our Class A common shares and Class B common shares.

To our knowledge, as of June 21, 2013, 68,350,228 of our Class A common shares were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A common shares in the United States.

For the restricted Class A common shares granted to our directors, officers, employees and consultants, please refer to “Item 6.B.—Directors, Senior Management and Employees—Compensation—Share Incentive Plan.”

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.                                 Major Shareholders and Related Party Transactions

A. Major Shareholders

Please refer to “Item 6.E.—Directors, Senior Management and Employees—Share Ownership.”

B. Related Party Transactions

Amount Due to Mr. Bangxin Zhang

In March 2009, Mr. Bangxin Zhang paid acquisition consideration on behalf of our company in the amount of $79,893 in relation to our company’s acquisition of the Tianjin branch of Xueersi Education. The amount was non-interest bearing and unsecured with no fixed repayment term, and was repaid in full in September 2011.

Contractual Arrangements with Our Consolidated Affiliated Entities

See “Item 4.C.—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities.”

Employment Agreement

Please refer to “Item 6.A.—Directors, Senior Management and Employees—Directors and Senior Management—Employment Agreements.”

Stock Incentives

Please refer to “Item 6.B.—Directors, Senior Management and Employees—Compensation—Share Incentive Plan.”

C. Interests of Experts and Counsel

Not applicable.

Item 8.                                 Financial Information

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

See “Item 4.B.—Information on the Company— Business Overview—Legal Proceedings.”

Dividend Policy

In November 2010, we paid a $30 million cash dividend to our shareholders of record as of September 29, 2010, the date we declared this dividend. In December 2012, we paid a $39.0 million cash dividend with $0.25 per share to our shareholders of record at the close of business on December 7, 2012. We expect to source cash for future dividends, if any, from our offshore cash balance, which is more cost-efficient than using onshore cash we hold.

Our board of directors has complete discretion whether to declare dividends. Even if our board of directors decides to declare dividends, their form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

Holders of our ADSs will be entitled to receive dividends, if any, subject to the terms of the deposit agreement, to the same extent as the holders of our Class A common shares. Cash dividends will be paid to the depositary of our ADSs in U.S. dollars, which will distribute them to the holders of ADSs after fees according to the terms of the deposit agreement. Other distributions, if any, will be paid by the depositary to the holders of ADSs in any means it deems legal, fair and practical.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash needs. To pay dividends to us, our subsidiaries in China shall comply with the current PRC laws and regulations. See “Item 3.D.—Key Information—Risk Factors—Risks Related to Doing Business in China—We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could limit our ability to pay dividends to holders of our ADSs and common shares.”

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

	Trading Price
	High	Low
	US$	US$
Annual High and Low
Fiscal Year Ended February 28, 2011 (from October 20, 2010)	18.34	10.20
Fiscal Year Ended February 29, 2012	14.20	8.41
Fiscal Year Ended February 28, 2013	12.00	6.97
Quarterly Highs and Lows
First Quarter of Fiscal Year Ended February 29, 2012	14.2	9.85
Second Quarter of Fiscal Year Ended February 29, 2012	13.75	9.96
Third Quarter of Fiscal Year Ended February 29, 2012	12.63	8.41
Fourth Quarter of Fiscal Year Ended February 29, 2012	11.74	9.64
First Quarter of Fiscal Year Ended February 28, 2013	12.00	10.52
Second Quarter of Fiscal Year Ended February 28, 2013	11.37	6.97
Third Quarter of Fiscal Year Ended February 28, 2013	9.60	7.29
Fourth Quarter of Fiscal Year Ended February 28, 2013	9.88	8.16
First Quarter of Fiscal Year Ended February 28, 2014	11.39	8.50
Monthly Highs and Lows
December 2012	9.88	8.43
January 2013	9.70	8.16
February 2013	9.75	8.20
March 2013	9.56	8.50
April 2013	9.99	8.92
May 2013	11.39	8.88
June 2013 (through June 27, 2013)	11.11	9.50

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10.                          Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, as amended from time to time, and the Companies Law (2012 Revision) of the Cayman Islands, which is referred to below as the Companies Law.

The following are summaries of material provisions of our Fourth Amended and Restated Memorandum and Articles of Association and the Companies Law insofar as they relate to the material terms of our common shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands or at such other place within the Cayman Islands as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2012 Revision), as amended from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6.C.—Directors, Senior Management and Employees—Board Practices—Composition of Board of Directors.”

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

Voting Rights. In respect to matters requiring shareholders’ vote, each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. Shareholders may attend any shareholders’ meeting and vote in person or by proxy, and in the case of a corporation or other non-natural person, by its duly authorized representative or proxy; we currently do not allow shareholders to vote electronically. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or one or more shareholders holding at least 10% of the paid up voting share capital, present in person or by proxy.

General Meetings and Shareholder Proposals. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings.   Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the rules of the New York Stock Exchange. To hold a general meeting, at least ten days’ notice shall be given specifying the place, the day and the hour of the meeting and the general nature of the business.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association allow our shareholders holding in aggregate at least one-third of our voting shares to requisition an extraordinary general meeting of the shareholders, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. In addition, extraordinary general meetings may be convened by our board of directors on its own initiative.

A quorum required for a meeting of shareholders consists of at least one shareholder present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who holds no less than 10% of our voting share capital. Advance notice of at least ten days is required for the convening of our shareholders’ annual general meeting and any extraordinary general meeting of our shareholders.

An ordinary resolution to be passed by the shareholders requires a simple majority of votes cast in a general meeting, while a special resolution requires no less than two-thirds of the votes cast. A special resolution is required for important matters such as a change of name. Our shareholders may effect certain changes by ordinary resolution, including appoint, remove, and replace directors, increase the amount of our authorized share capital, consolidate and divide all or any of our share capital into shares of larger amount than our existing shares, and cancel any shares.

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

C. Material Contracts

For the two years immediately preceding the date of this annual report, we have not entered into any material contracts, other than in the ordinary course of business or those described in “Item 4.C.—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities,” “Item 4.D.—Information on the Company—Property, Plants and Equipment” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

The Cayman Islands currently have no exchange control restrictions. Also see “Item 4.B.—Information on the Company—Business Overview—PRC Regulation—Regulations on Foreign Currency Exchange.”

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

Based on the advice of our PRC counsel, Tian Yuan Law Firm, we do not believe that any of our offshore holding companies meets all of the conditions above. In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever having been deemed to be PRC “resident enterprises” by the PRC tax authorities. Therefore, based on our PRC counsel’s advice, we believe that none of our offshore holding companies should be treated as a “resident enterprise” for PRC tax purposes. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities, there are uncertainties and risks associated with this issue. If the PRC tax authorities determine that any of our offshore holding companies are “resident enterprises,” a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income. Second, although under the EIT Law and its implementing rules, dividend income between qualified resident enterprises is a “tax-exempt income,” we cannot guarantee that dividends paid to TAL Education Group from our PRC subsidiaries through our Hong Kong subsidiaries would qualify as “tax-exempt income” and will not be subject to withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as “resident enterprises” for PRC enterprise income tax purposes. Finally, the “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs, if such income is considered PRC-sourced income by the relevant PRC authorities. This could have the effect of increasing our and our shareholders’ effective income tax rates and may require us to deduct withholding tax from any dividends we pay to our non-PRC shareholders.

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

Although the law in this regard is unclear, we treat Xueersi Education, Xueersi Network, Beijing Dongfangrenli and their respective subsidiaries as being owned by us for United States federal income tax purposes, not only because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Xueersi Education, Xueersi Network, Beijing Dongfangrenli and their respective subsidiaries, as applicable, for United States federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year.

Accordingly, assuming that we are the owner of Xueersi Education, Xueersi Network, Beijing Dongfangrenli and their respective subsidiaries, as applicable, for United States federal income tax purposes, we believe that we primarily operate an active after-school tutoring business in China. Based on our current income and assets and projections as to the value of our assets based, in part, on the current and expected market value of our ADSs and outstanding common shares, we do not expect to be a PFIC for the current taxable year or in the foreseeable future. While we do not anticipate being a PFIC, because the value of the assets for purpose of the asset test may be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of our ADSs or common shares may cause us to become a PFIC for the current or subsequent taxable year.

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

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or common shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of common shares, or by the Depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. Subject to the discussion above regarding concerns expressed by the U.S. Treasury, a non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on our ADSs or common shares will not be eligible for the dividends received deduction allowed to corporations under the Code.

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

Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes and generally will constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on our ADSs or common shares. See “—People’s Republic of China Taxation.” Depending on the U.S. Holder’s individual facts and circumstances, the U.S. Holder may be eligible to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or common shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld is permitted instead to claim a deduction, for United States federal income tax purposes, in respect to such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the taxpayer’s individual facts and circumstances. Each U.S. Holder is urged to consult its tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

•                  the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”) will be taxable as ordinary income;

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

Item 11.         Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

As of February 28, 2013, we had no short-term or long-term borrowings. If we borrow money in future periods, we may be exposed to interest rate risk. Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in liquid investments with original maturities of three months or less and term deposit with maturities of more than three months and less than a year. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

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

Appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars and earnings from, and the value of, any U.S. dollar-denominated investments we make in the future. Currently, the vast majority of our offshore cash is in RMB, but we have not hedged our RMB exposures with other foreign currency exposure or any other derivative financial instruments. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs is affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs is traded in U.S. dollars.

Moreover, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert Renminbi into U.S. dollars, depreciation of the Renminbi against the U.S. dollar would have an adverse effect. Assuming we had converted the U.S. dollar-denominated cash balance of $3.6 million as of February 28, 2013 into RMB at the exchange rate of $1.00 for RMB6.2213 as of February 28, 2013, this cash balance would have been RMB22.8 million. Assuming a 1.0% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB22.5 million as of February 28, 2013.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, and the amount of reimbursement available to us is not entirely related to the amounts of fees the depositary collects from investors. As of the date of this annual report, we have received $0.5 million after tax reimbursement from the depositary, which was paid to us in October 2012 for expenses incurred in connection with the establishment and maintenance of the ADS program.

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

For the period from the effective date of the Form F-1 to February 28, 2013, we used $69.0 million in proceeds for dividend distributions, $0.7 million for the acquisition of Yidu Cayman, $3.1 million for the investment in an unrelated private company, $2.7 million for capital contribution to three newly established subsidiaries, $2.4 million for share repurchase and $2.2 million for various other general corporate purposes. As of February 28, 2013, we had approximately $49.1 million left from the net proceeds we received from our initial public offering in 2010.

We intend to use the cash we hold offshore for potential dividend distributions, share repurchases, equity interest acquisitions in other companies, and for other general corporate purposes. We view cash as a fungible resource and are mindful of the financial costs and inefficiencies and the delays which could result from moving cash from offshore to onshore and vice versa, so we view our cash resources available collectively, including cash balances held inside and outside China, and endeavor to source the cash that we need for our various operating, investing and financing activities in a cost-efficient manner. In terms of the risks and uncertainties relating to the disclosed intended use of our IPO proceeds, please see “Item 3.D.—Key Information—Risk Factors—Risks Related to Doing Business in China—PRC laws and regulations may limit the use of the proceeds we received from our initial public offering for our expansion or operations.”

Item 15          Controls and Procedures

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon this evaluation, our management has concluded that, as of February 28, 2013, our existing disclosure controls and procedures were effective to provide reasonable assurance that material information required to be disclosed by us in the reports that we file with, or submit to, the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and regulations.

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

Our management conducted an assessment of the design and operation effectiveness of our internal control over financial reporting as of February 28, 2013. In making this assessment, we used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of February 28, 2013, our internal control over financial reporting was effective.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has issued an attestation report on our internal control over financial reporting. At the direction of the government of the PRC in accordance with the Scheme for the Localization Restructuring of Chinese-Foreign Cooperative Accounting firms, Deloitte Touche Tohmatsu CPA Limited has restructured to a new partnership and changed its name to Deloitte Touche Tohmatsu Certified Public Accountants LLP, effective from January 1, 2013. Deloitte Touche Tohmatsu Certified Public Accountants LLP has succeeded Deloitte Touche Tohmatsu CPA Limited for all purposes and assumed all of the obligations and rights of Deloitte Touche Tohmatsu CPA Limited with effect from January 1, 2013. Deloitte Touche Tohmatsu CPA Limited and Deloitte Touche Tohmatsu Certified Public Accountants LLP are hereinafter referred to as “Deloitte”. That attestation report appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF TAL EDUCATION GROUP

We have audited the internal control over financial reporting of TAL Education Group (the “Company”), its subsidiaries, its variable interest entities (the “VIEs”) and its VIEs ’ subsidiaries (collectively, the “Group”) as of February 28, 2013, based on the criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of February 28, 2013, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended February 28, 2013 of the Group and our report dated June 28, 2013 expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph regarding the Group’s adoption of the authoritative guidance on the presentation of comprehensive income.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

June 28, 2013

Changes in Internal Control Over Financial Reporting

We have taken the following measures in the fiscal year ended February 28, 2013 to further strengthen our internal control over financial reporting: (i) engaging external consultants to help identify deficiencies in the design or operation of our internal controls and to assist us in designing and documenting our internal controls; (ii) developing a more comprehensive manual with detailed step by step guidance on accounting policies and procedures and continuing to update the manual as needed; and (iii) providing regular training to our accounting personnel that cover a broad range of accounting and financial reporting topics.

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

Item 16C.      Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our principal external auditors, for the periods indicated.

	For the Year Ended February 28/29,
	2012	2013
Audit fees(1)	911,129	1,012,802
Tax fees(2)	118,547	55,891

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

Item 16E.      Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On October 24, 2011, our board of directors authorized a share repurchase program, whereby our company may repurchase of up to $50.0 million of our ADSs during the period from October 24, 2011 through October 23, 2012. The share repurchase program was publicly announced on October 25, 2011. The table below is a summary of the shares repurchased by us in the fiscal year ended February 28, 2013. No shares were repurchased in this period except during the months indicated and all shares were purchased in the open market.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS(1)	Total Number of ADSs Purchased as Part of Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan
July 2012	30,125	$7.69	30,125	$49,768,384
August 2012	258,844	$8.48	258,844	$47,572,369
Total	288,969	$8.40	288,969	$0

(1)         Each ADS represents two Class A common shares.

Item 16F.      Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.     Corporate Governance

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from the New York Stock Exchange corporate governance listing standards. For example, neither the Companies Law of the Cayman Islands nor our memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. In addition, under NYSE listing standards, listed companies are required to hold an annual shareholders’ meeting during each fiscal year. Under Cayman law, we are not obliged to hold an annual general meeting of shareholders.

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
4.2

Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.5 of Form F-1 (file no. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.3

Form of Employment Agreement with the Registrant’s officers (incorporated by reference to Exhibit 10.6 of Form F-1 (file no. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.4

English translation of Exclusive Business Cooperation Agreement, dated June 25, 2010, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Xueersi Education Technology Co., Ltd., Beijing Xueersi Network Technology Co., Ltd., Bangxin Zhang, Yundong Cao, Yachao Liu, Yunfeng Bai, and other parties thereto (incorporated by reference to Exhibit 10.7 of Form F-1 (file no. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.5

English translation of Call Option Agreement, dated February 12, 2009, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Xueersi Education Technology Co., Ltd., Beijing Xueersi Network Technology Co., Ltd., Bangxin Zhang, Yundong Cao, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 10.8 of Form F-1 (file no. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.6

English translation of Equity Pledge Supplemental Agreement, dated June 25, 2010, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Xueersi Education Technology Co., Ltd., Bangxin Zhang, Yundong Cao, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 10.9 of Form F-1 (file no. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.7

English translation of Equity Pledge Supplemental Agreement, dated June 25, 2010, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Xueersi Network Technology Ltd., Bangxin Zhang, Yundong Cao, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 10.10 of Form F-1 (file no. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.8

English translation of Powers of Attorney, dated August 12, 2009, by Bangxin Zhang, Yundong Cao, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 10.11 of Form F-1 (file no. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.9

English translation of Exclusive Service Agreement, dated December 27, 2011, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Dongfangrenli Science & Commerce Co., Co., Ltd., Bangxin Zhang, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 4.9 of our annual report on Form 20-F (File No. 001-34900) filed with the Securities and Exchange Commission on June 27, 2012)

4.10

English translation of Option Agreement, dated December 27, 2011, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Dongfangrenli Science & Commerce Co., Co., Ltd., Bangxin Zhang, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F (File No. 001-34900) filed with the Securities and Exchange Commission on June 27, 2012)

4.11

English translation of Equity Pledge Agreement, dated December 27, 2011, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Dongfangrenli Science & Commence, Co., Ltd., Bangxin Zhang, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 4.11 of our annual report on Form 20-F (File No. 001-34900) filed with the Securities and Exchange Commission on June 27, 2012)

4.12

English translation of Powers of Attorney, dated December 27, 2011, by Bangxin Zhang, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 4.12 of our annual report on Form 20-F (File No. 001-34900) filed with the Securities and Exchange Commission on June 27, 2012)

4.13

Amended and Restated Shareholders’ Agreement among the Registrant, the Series A preferred holder, Tiger Global Five China Holdings and other parties thereto, dated August 12, 2009 (incorporated by reference to Exhibit 4.4 of Form F-1 (file no. 333-169650) filed with the Securities and Exchange Commission on September 29, 2011)

4.14

English translation of Form of Real Property Sale and Purchase Agreement (incorporated by reference to Exhibit 4.10 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 28, 2011 (file no. 001-34900) filed with the Securities and Exchange Commission on July 25, 2011)

4.15*	Deed of Undertaking executed by and between Bangxin Zhang and TAL Education Group dated June 24, 2013
8.1*	List of Subsidiaries and Consolidated Affiliated Entities
11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of the Registrant’s Registration Statement on Form F-1 (file no. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Tian Yuan Law Firm

15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
15.3*	Consent of Maples and Calder
101.INS***	XBRL Instance Document
101.SCH***	XBRL Taxonomy Extension Schema Document
101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB***	XBRL Taxonomy Extension Label Linkbase Document
101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

*                 Filed herewith.

**          Furnished herewith.

***   To be furnished by amendment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TAL Education Group

	By:	/s/ Bangxin Zhang
		Name:	Bangxin Zhang
		Title:	Chairman and Chief Executive Officer

Date: June 28 , 2013

TAL EDUCATION GROUP

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED FEBRUARY 28, 2011,

FEBRUARY 29, 2012 AND FEBRUARY 28, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF TAL EDUCATION GROUP

We have audited the accompanying consolidated balance sheets of TAL Education Group (the ‘‘Company’’), its subsidiaries, its variable interest entities (the ‘‘VIEs’’) and its VIEs ‘ subsidiaries and schools (collectively, the ‘‘Group’’) as of February 29, 2012 and February 28, 2013 and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the years ended February 28, 2011, February 29, 2012 and February 28, 2013. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of February 29, 2012 and February 28, 2013, and the results of its operations and its cash flows for each of the three years in the period ended February 28, 2011, February 29, 2012 and February 28, 2013, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, such statements have been adjusted for the retrospective application of the authoritative guidance regarding the presentation of comprehensive income, which was adopted by the Group on March 1, 2012.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of February 28, 2013, based on the criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 28, 2013 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China
June 28, 2013

TAL EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except share and share related data)

	As of February 29, 2012	As of February 28, 2013

ASSETS

Current assets
Cash and cash equivalents	$188,579,767	$185,080,673
Term deposits	10,328,116	24,110,716
Restricted cash	—	2,270,269
Available-for-sale securities	361,803	399,955
Inventory	223,611	410,167
Deferred tax assets-current	1,729,758	2,260,446
Prepaid expenses and other current assets	9,011,975	11,906,317

Total current assets	210,235,030	226,438,543

Property and equipment, net	76,726,219	76,115,088
Deferred tax assets-non-current	490,222	538,464
Rental deposit	4,545,605	5,179,073
Intangible assets, net	183,523	1,724,444
Goodwill	548,825	555,194
Long-term prepayments	1,923,481	—
Long-term investments	—	5,491,073

Total assets	$294,652,905	$316,041,879

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of 1,993,297 and 1,739,337 as of February 29, 2012 and February 28, 2013, respectively)	$2,863,596	$2,009,473
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to TAL Education Group of 50,395,945 and 67,743,448 as of February 29, 2012 and February 28, 2013, respectively)	85,594,032	102,513,876
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to TAL Education Group of 9,546,915 and 11,269,507 as of February 29, 2012 and February 28, 2013, respectively)	15,284,190	17,196,001
Income tax payable (including income tax payable of the consolidated VIEs without recourse to TAL Education Group of 2,206,266 and 2,165,785 as of February 29, 2012 and February 28, 2013, respectively)	637,302	2,778,305

Total current liabilities	104,379,120	124,497,655

Deferred tax liabilities-non-current (including deferred tax liabilities-non-current of the consolidated VIEs without recourse to TAL Education Group of 45,881 and 36,845as of February 29, 2012 and February 28, 2013, respectively)	156,494	98,945

Total liabilities	104,535,614	124,596,600
Commitments and contingencies (Note16)

Equity
TAL Education Group Shareholders’ Equity
Class A common shares ($0.001 par value, 500,000,000 shares authorized, 45,277,044 shares and 68,314,150 shares issued and outstanding as of February 29, 2012 and February 28, 2013, respectively)	45,277	68,314
Class B common shares ($0.001par value, 500,000,000 shares authorized, 109,681,000 shares and 87,806,000 shares issued and outstanding as of February 29, 2012 and February 28, 2013, respectively)	109,681	87,806
Additional paid-in capital	119,769,989	86,016,387
Statutory reserve	10,502,713	12,291,341
Retained earnings	54,779,267	86,430,705
Accumulated other comprehensive income	4,910,364	6,550,726

Total TAL Education Group’s Equity	190,117,291	191,445,279

Total liabilities and equity	$294,652,905	$316,041,879

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars, except share and share related data)

	For the year ended	For the year ended	For the year ended
	February 28,	February 29,	February 28,
	2011	2012	2013

Net revenues	$110,588,299	$177,519,672	$225,931,095
Cost of revenues	(56,142,838)	(95,587,218)	(115,748,650)

Gross profit	54,445,461	81,932,454	110,182,445

Operating expenses
Selling and marketing	(9,934,938)	(23,166,231)	(27,673,598)
General and administrative	(19,085,014)	(37,814,962)	(51,125,534)
Impairment loss on long-term prepayment	—	—	(594,162)
Impairment loss on intangible assets and goodwill	—	(139,660)	—

Total operating expenses	(29,019,952)	(61,120,853)	(79,393,294)

Government subsidies	148,537	213,270	632,269

Income from operations	25,574,046	21,024,871	31,421,420

Interest income	1,346,284	3,499,926	5,343,445
Interest expense	(59,212)	—	—
Other income	1,718	4,180,703	776,293
Gain from sales of available-for-sale securities (includes $(4,822), $nil and $nil accumulated other comprehensive income reclassifications for unrealized gains on available-for-sale securities for years ended February 28, 2011, February 29, 2012 and February 28, 2013, respectively)	6,429	—	—
Gain on extinguishment of liabilities	134,370	—	—
Impairment loss on long-term investment	—	(235,397)	—

Income before income tax provision	27,003,635	28,470,103	37,541,158
Provision for income tax (includes $1,607, $nil and $nil income tax expenses from reclassification items for years ended February 28, 2011, February 29, 2012 and February 28, 2013, respectively)	(2,628,090)	(4,156,450)	(4,101,092)

Net income from continuing operations	24,375,545	24,313,653	33,440,066

Net loss from discontinued operations, net of tax effects of $81,391, $nil and $nil for years ended February 28, 2011, February 29, 2012 and February 28, 2013, respectively	(334,395)	—	—

Net income	24,041,150	24,313,653	33,440,066

Net income attributable to TAL Education Group shareholders	$24,041,150	$24,313,653	$33,440,066

Net income per common share
Basic from continuing operations	$0.18	$0.16	$0.21
Basic from discontinued operations	$(0.00)	$—	$—

Basic	$0.18	$0.16	$0.21

Diluted from continuing operations	$0.18	$0.16	$0.21
Diluted from discontinued operations	$(0.00)	$—	$—

Diluted	$0.18	$0.16	$0.21

Weighted average shares used in calculating net income per common share
Basic	131,911,539	154,000,219	155,607,458
Diluted	136,445,635	155,874,381	156,631,090

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In U.S. dollars, except share and share related data)

	For the year ended	For the year ended	For the year ended
	February 28,	February 29,	February 28,
	2011	2012	2013

Net income	$24,041,150	$24,313,653	$33,440,066
Other comprehensive income, net of tax
Foreign currency translation adjustment	1,658,010	3,127,206	1,614,614
Unrealized gains/ (loss) on available-for-sale securities:
Net unrealized gains/ (loss) on available-for-sale securities, net of tax effect of $(712), $30,474 and $(8,583) for years ended February 28, 2011, February 29, 2012 and February 28, 2013	2,138	(91,421)	25,748

Less: Transfer to statements of operations of realized gains on available-for-sale securities, net of tax effect of $1,607, $nil and $nil for years ended February 28, 2011, February 29, 2012 February 28, 2013	(4,822)	—	—

Other comprehensive income	1,655,326	3,035,785	1,640,362

Comprehensive income	25,696,476	27,349,438	35,080,428

Comprehensive income attributable to TAL Education Group shareholders	$25,696,476	$27,349,438	$35,080,428

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollars, except share and share related data)

					Class B Common				Accumulated	Total TAL
	Class A Common shares		Class B Common shares		shares subscription	Additional paid-in	Statutory	Retained	other comprehensive	Education Group shareholders’
	Shares	Amount	Shares	Amount	receivable	capital	reserve	Earnings	income (loss)	equity
Balance as of February 28, 2010	—	$—	120,000,000	$120,000	$(120,000)	$779,641	$4,857,443	$12,069,734	$219,253	$17,926,071
Subscription received	—	—	—	—	120,000	—	—	—	—	120,000
Conversion of Series A convertible redeemable prefer shares upon initial public offering	—	—	5,000,000	5,000	—	8,995,000	—	—	—	9,000,000
Issuance of Class A common shares, net of issuance cost of $(2,430,995)	27,600,000	27,600	—	—	—	126,974,605	—	—	—	127,002,205
Net income	—	—	—	—	—	—	—	24,041,150	—	24,041,150
Provision for statutory reserve	—	—	—	—	—	—	3,383,254	(3,383,254)	—	—
Dividends to shareholders	—	—	—	—	—	(30,000,000)	—	—	—	(30,000,000)
Share-based compensation	—	—	—	—	—	5,306,472	—	—	—	5,306,472
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	1,658,010	1,658,010
Transfer to statements of operations of realized gains on available for sale securities, net of tax effect of $1,607	—	—	—	—	—	—	—	—	(4,822)	(4,822)
Net unrealized gains on available-for-sale securities, net of tax effect of $(712)	—	—	—	—	—	—	—	—	2,138	2,138
Balance as of February 28, 2011	27,600,000	$27,600	125,000,000	$125,000	$—	$112,055,718	$8,240,697	$32,727,630	$1,874,579	$155,051,224
Conversion of Class B common shares to Class A common shares	15,319,000	15,319	(15,319,000)	(15,319)	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	24,313,653	—	24,313,653
Provision for statutory reserve	—	—	—	—	—	—	2,262,016	(2,262,016)	—	—
Issuance of common shares pursuant to stock plan	2,358,044	2,358	—	—	—	(186,972)	—	—	—	(184,614)
Share-based compensation	—	—	—	—	—	7,901,243	—	—	—	7,901,243
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	3,127,206	3,127,206
Net unrealized loss on available-for-sale securities, net of tax effect of $30,474	—	—	—	—	—	—	—	—	(91,421)	(91,421)
Balance as of February 29, 2012	45,277,044	$45,277	109,681,000	$109,681	$—	$119,769,989	$10,502,713	$54,779,267	$4,910,364	$190,117,291
Conversion of Class B common shares to Class A common shares	21,875,000	21,875	(21,875,000)	(21,875)	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	33,440,066	—	33,440,066
Provision for statutory reserve	—	—	—	—	—	—	1,788,628	(1,788,628)	—	—
Dividends to shareholders	—	—	—	—	—	(39,030,038)	—	—	—	(39,030,038)
Issuance of common shares pursuant to stock plan	1,740,044	1,740	—	—	—	(573,005)	—	—	—	(571,265)
Share-based compensation	—	—	—	—	—	8,283,900	—	—	—	8,283,900
Share repurchase	(577,938)	(578)	—	—	—	(2,434,459)	—	—	—	(2,435,037)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	1,614,614	1,614,614
Net unrealized gains on available-for-sale securities, net of tax effect of $(8,583)	—	—	—	—	—	—	—	—	25,748	25,748
Balance as of February 28, 2013	68,314,150	$68,314	87,806,000	$87,806	$—	$86,016,387	$12,291,341	$86,430,705	$6,550,726	$191,445,279

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except share and share related data)

	For the year ended	For the year ended	For the year ended
	February 28,	February 29,	February 28,
	2011	2012	2013
Cash flows from operating activities
Net income from continuing operations	$24,375,545	$24,313,653	$33,440,066
Adjustments to reconcile net income to net cash provided by continuing operating activities
Depreciation of property and equipment	2,786,645	5,203,847	7,023,754
Amortization of intangible assets	678,933	490,883	343,578
Loss on disposal of property and equipment	—	70,637	20,754
Share-based compensation	5,306,472	7,901,243	8,283,900
Impairment loss on long-term prepayment	—	—	594,162
Impairment loss on intangible assets and goodwill	—	139,660	—
Impairment loss on long-term investment	—	235,397	—
Gain on extinguishment of liabilities	(133,159)	—	—
Changes in operating assets and liabilities
Inventory	9,510	(105,784)	(186,556)
Prepaid expenses and other current assets	(2,639,484)	(4,265,046)	(1,658,720)
Deferred income taxes	(673,512)	(430,239)	(636,479)
Rental deposit	(667,358)	(1,727,479)	(633,468)
Accounts payable	(60,198)	1,582,054	(1,582,639)
Deferred revenue	21,202,797	34,916,007	16,919,844
Amounts due to related parties	(28,626)	—	—
Accrued expenses and other current liabilities	1,516,279	7,313,423	1,340,546
Income tax payable	2,359,117	(2,240,585)	2,141,003
Net cash provided by operating activities-continuing operations	54,032,961	73,397,671	65,409,745
Net cash used in operating activities-discontinued operations	(210,338)	—	—

Net cash provided by operating activities	53,822,623	73,397,671	65,409,745

Cash flows from investing activities
Restricted cash	—	—	(2,040,497)
Purchase of term deposits	(25,870,071)	(64,358,102)	(46,123,942)
Proceeds from maturity of term deposits	—	79,900,057	32,341,342
Purchase of property and equipment (building comprised of $nil, $(62,474,175) and $(922,713) for years ended February 28, 2011, February 29, 2012 and February 28, 2013)	(5,164,709)	(72,631,938)	(6,163,284)
Proceeds from disposal of property and equipment	—	3,224	89,775
Payments for purchase of intangible assets	—	(1,891,637)	(765,108)
Sales of available-for-sale securities	1,470,660	—	—
Payment for long-term investment	—	(117,363)	(5,456,991)
Net cash used in investing activities-continuing operation	(29,564,120)	(59,095,759)	(28,118,705)
Net cash used in investing activities-discontinued operations	(3,829)	—	—
Net cash used in investing activities	(29,567,949)	(59,095,759)	(28,118,705)

Cash flows from financing activities
Proceeds from initial public offering	129,433,200	—	—
Payment of issuance cost in connection with IPO	(2,094,905)	(387,000)	—
Payment of deferred acquisition consideration	(344,909)	—	—
Dividend to shareholders	(30,000,000)	—	(39,030,038)
Class B common shares subscription received	120,000	—	—
Payback of convertible loan	(500,000)	—	—
Payment for previous acquisition	—	(83,022)	—
Payment for share repurchase	—	—	(2,435,037)
Net cash provided by/ (used in) financing activities	96,613,386	(470,022)	(41,465,075)
Effect of exchange rate changes	1,545,120	1,582,216	674,941
Net increase/(decrease) in cash and cash equivalents	122,413,180	15,414,106	(3,499,094)
Cash and cash equivalents at the beginning of year	50,752,481	173,165,661	188,579,767
Cash and cash equivalents at the end of year	173,165,661	188,579,767	185,080,673

Supplement disclosure of cash flow information:
Income tax paid	$2,846,739	$6,686,919	$2,404,796
Interest expense paid	53,014	—	—

Non-cash investing and financing activities:
Payable for purchase of property and equipment	177,932	370,288	728,516
Payable for investment in Holiday School	$—	$119,171	$120,554

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED FEBRUARY 28, 2011, FEBRUARY 29, 2012

AND FEBRUARY 28, 2013

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

The Company, its subsidiaries, its consolidated Variable Interest Entities (“VIEs”) and VIEs’ subsidiaries and schools are collectively referred to as the “Group”.

As of February 28, 2013, details of the Company’s subsidiaries, its VIEs and VIEs’ subsidiaries and schools are as follows:

		Place of
	Later of date of	incorporation (or	Percentage
	incorporation	establishment)	of legal
Name	or acquisition	/operation	ownership	Principal activities

Subsidiaries:

TAL Holding Limited (“TAL Hong Kong”)(1)	March 11, 2008	Hong Kong	100%	Holding company

TAL Education Technology (Beijing) Co., Ltd. (“TAL Beijing”)	May 8, 2008	Beijing	100%	Software sales, and consulting service

Beijing Huanqiu Zhikang Shidai Education Consulting Co., Ltd. (“Huanqiu Zhikang”)	September 17, 2009	Beijing	100%	Education and management consulting service

Yidu Huida Education Technology (Beijing) Co., Ltd. (“Yidu Huida”)	November 11, 2009	Beijing	100%	Software sales and consulting service

Yidu Technology Group (“Yidu Cayman”)	February 2, 2012	Cayman Islands	100%	Holding company

Yidu Technology Group Limited (“Yidu Hong Kong”)	April 13, 2012	Hong Kong	100%	Holding company

TAL Electronic Technology (Shanghai) Co., Ltd (“TAL Shanghai”)	May 9, 2012	Shanghai	100%	Software development, sales, and consulting service

Beijing Xintang Sichuang Education Technology Co., Ltd (“Beijing Xintang Sichuang”)	August 27, 2012	Beijing	100%	Software and Network development, sales, and consulting service

Zhixuesi Education Consulting (Beijing) Co., Ltd (“ZhixueSi Beijing”)	October 23, 2012	Beijing	100%	Software and Network development, sales, and consulting service

YiduXuedi Network Technology (Beijing) Co., Ltd (“Yidu Xuedi Beijing”)	November 30, 2012	Beijing	100%	Software and Network development, sales, and consulting service

Variable interest entities:

Beijing Xueersi Education Technology Co., Ltd. (“Xueersi Education”)	December 31, 2005	Beijing	N/A*	Sales of educational materials and products

Beijing Xueersi Network Technology Co., Ltd. (“Xueersi Network”)	August 23, 2007	Beijing	N/A*	Technology development and Educational consulting service

Beijing Dongfangrenli Science & Commerce Co., Ltd. (“Beijing Dongfangrenli”)	September 28, 2011	Beijing	N/A*	Study aboard intermediary service

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2011, FEBRUARY 29, 2012

AND FEBRUARY 28, 2013

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Place of
	Later of date of	incorporation (or	Percentage
	incorporation	establishment)	of legal
Name	or acquisition	/operation	ownership	Principal activities

VIEs’ subsidiaries and schools:

Beijing Haidian District Xueersi Training School (“Beijing Haidian School”)	July 3, 2006	Beijing	N/A*	After-school tutoring for primary and secondary school students

Beijing Dongcheng District Xueersi Training School (“Beijing Dongcheng School”)	March 21, 2008	Beijing	N/A*	After-school tutoring for primary and secondary school students

Beijing Zhikang Culture Distribution Co., Ltd. (“Zhikang”)	June 30, 2008	Beijing	N/A*	After- school tutoring for primary and secondary school students

Wuhan Jianghan District Xueersi English Training School (“Wuhan Jianghan School”)(2)	July 1, 2008	Wuhan	N/A*	Language education

Shanghai Changning District Xueersi Training School (“Shanghai Changning School”)(3)	August 1, 2008	Shanghai	N/A*	After-school tutoring for primary and secondary school students

Shanghai Minhang District Xueersi Training School (“Shanghai Minhang School”)(4)	August 1, 2008	Shanghai	N/A*	Language education

Beijing Xicheng District Xueersi Training School (“Beijing Xicheng School”)	April 2, 2009	Beijing	N/A*	After-school tutoring for primary and secondary school students

Shanghai Xueersi Education Information Consulting Co., Ltd. (“Shanghai Education”)	July 2, 2009	Shanghai	N/A*	Educational information consulting and educational software development

Tianjin Xueersi Education Information Consulting Co., Ltd. (“Tianjin Education”)	August 14, 2009	Tianjin	N/A*	Educational information consulting service

Guangzhou Xueersi Education Technology Co., Ltd. (“Guangzhou Education”)	August 16, 2009	Guangzhou	N/A*	Educational technology research and development

Shenzhen Xueersi Education Technology Co., Ltd. (“Shenzhen Education”)	December 22, 2009	Shenzhen	N/A*	Teaching software research and development

Beijing Haidian District Lejiale Training School (‘‘Beijing Lejiale School’’)	March 22, 2010	Beijing	N/A*	After-school tutoring for primary and secondary school students

Tianjin Hexi District Xueersi Training School (‘‘Hexi Xueersi School’’)	August 3, 2010	Tianjin	N/A*	After-school tutoring for primary and secondary school students

Hangzhou Xueersi Education Consulting Co., Ltd. (‘‘Hangzhou Education’’)	December 1, 2010	Hangzhou	N/A*	Educational information consulting and educational software development

Wuhan Jiang’an District Xueersi Training School (‘‘Wuhan Jiang’an School’’)	December 16, 2010	Wuhan	N/A*	After-school tutoring for primary and secondary school students

Beijing Chaoyang District Xueersi Training School (‘‘Beijing Chaoyang School’’)	January 17, 2011	Beijing	N/A*	After-school tutoring for primary and secondary school students

Beijing Xueersi Nanjing Education Technology Co., Ltd. (‘‘Nanjing Education’’)	January 24, 2011	Nanjing	N/A*	Educational information consulting and educational software development

Xi’an Xueersi Network Technology Co., Ltd. (‘‘Xi’an Network’’)	February 15, 2011	Xi’an	N/A*	Software sales, and consulting service

Shanghai Xueersi Network Technology Co., Ltd. (‘‘Shanghai Network’’)	March 10, 2011	Shanghai	N/A*	Software sales, and consulting service

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2011, FEBRUARY 29, 2012

AND FEBRUARY 28, 2013

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Place of
	Later of date of	incorporation (or	Percentage
	incorporation	establishment)	of legal
Name	or acquisition	/operation	ownership	Principal activities

VIEs’ subsidiaries and schools: - continued

Chengdu Xueersi Education Consulting Co., Ltd. (‘‘Chengdu Education’’)	March18, 2011	Chengdu	N/A*	Educational information consulting and educational software development

Beijing Shijingshan District Xueersi Training School (“Beijing ShijingshanSchool”)	January 4, 2012	Beijing	N/A*	After-school tutoring for primary and secondary school students

TaiyuanYingze District Xueersi Training School (“ Taiyuan Yingze School”)	February 21, 2012	Taiyuan	N/A*	After-school tutoring for primary and secondary school students

Suzhou Xueersi Network Technology Co., Ltd. (‘‘Suzhou Network’’)	February 21, 2012	Suzhou	N/A*	Software sales, and consulting service

Chongqing Shapingba District Xueersi Education Training School (“Chongqing Shapingba School”)	February 24, 2012	Chongqing	N/A*	After-school tutoring for primary and secondary school students

Shenyang Xueersi Education Information Consulting Co., Ltd. (“Shenyang Education”)	April 12, 2012	Shenyang	N/A*	Educational information consulting service

Zhengzhou Jinshui District Xueersi Shulihua Training Center (“Zhengzhou Jinshui Center”)	June 18, 2012	Zhengzhou	N/A*	After-school tutoring for primary and secondary school students

Guangzhou Tianhe District Xueersi Training Center (“Guangzhou Tianhe Center”)	July 12, 2012	Guangzhou	N/A*	After-school tutoring for primary and secondary school students

Shenyang Xueersi Education Training School (“Shenyang Training School”)	September 6, 2012	Shenyang	N/A*	After-school tutoring for primary and secondary school students

Suzhou Zhikang Culture Training Center (“Suzhou Zhikang Center”)	December 14, 2012	Suzhou	N/A*	After-school tutoring for primary and secondary school students

Guangzhou Liwan District Xueersi Training Center (“Guangzhou Liwan Center”)	February 25, 2013	Guangzhou	N/A*	After-school tutoring for primary and secondary school students

*                                         These entities are controlled by the Company pursuant to the contractual arrangements disclosed below.

(1)                                 Previously known as Xueersi International Education Group and the name change permit granted by governmental authority in June 2013.

(2)                                 Previously known as Wuhan Jianghan District Xiaoxinxing English Training School and the name change permit granted by governmental authority in December 2010.

(3)                                 Previously known as Shanghai Changning District Lejiale Training School and the name change permit granted by governmental authority in April 2011.

(4)                                 Previously known as Shanghai Minhang District Lejiale Training School and the name change permit granted by governmental authority in December 2011.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2011, FEBRUARY 29, 2012

AND FEBRUARY 28, 2013

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The contractual arrangements

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing education services outside China. As a Cayman Islands company, the Company is deemed a foreign legal person under the PRC laws.

To comply with the PRC laws and regulations, except for its personalized premium tutoring service in Beijing, which is currently offered substantially through Huanqiu Zhikang, one of the Company’s wholly owned PRC subsidiaries, the Group provides and plans to provide most of its services in the PRC through its VIEs, Xueersi Education, Xueersi Network, Beijing Dongfangrenli and their subsidiaries and schools. The VIEs and their subsidiaries and schools hold various licenses upon which the Company’s business depends. A substantial majority of the Company’s employees who provide the Company’s services are hired by the VIEs and their subsidiaries and schools, and the VIEs and their subsidiaries and schools lease a substantial majority of the properties upon which the Company’s services are delivered. The nominee shareholders of the VIEs have in the past received two loans from TAL Beijing for capital contribution. These loans were eliminated on the Group’s consolidated balance sheets. The net revenue from the VIEs and their subsidiaries and schools accounted for 82.6% of the Company’s total net revenue for the fiscal year ended February 28, 2013. To provide the Company the power to control the ability to receive the majority of the expected residual returns of the VIEs and their subsidiaries and schools, the Company’s wholly owned subsidiary, TAL Beijing entered into a series of contractual arrangements with Xueersi Education, Xueersi Network and their respective shareholders on February 12, 2009, including exclusive business service agreement, which were superseded by the Exclusive Business Cooperation Agreement entered into on June 25, 2010. In addition, on December 27, 2011, TAL Beijing entered into a series of contractual arrangements with Beijing Dongfangrenli and their respective shareholders.

Through the below contractual arrangements, TAL Beijing has (1) the power to direct the activities of the VIEs and their subsidiaries and schools that most significantly affect their economic performance and (2) the right to receive substantially all the benefits from the VIEs and their subsidiaries and schools, it is considered the primary beneficiary of the VIEs and their subsidiaries and schools, and accordingly, the results of operations, assets and liabilities of the VIEs and their subsidiaries and schools are consolidated in the Group’s financial statements.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2011, FEBRUARY 29, 2012

AND FEBRUARY 28, 2013

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The contractual arrangements - continued

Series of exclusive technology support and service agreements: Pursuant to Exclusive Business Cooperation Agreement entered into in June 2010, by and among TAL Beijing, Xueersi Education, Xueersi Network, and the shareholders of Xueersi Education and Xueersi Network, TAL Beijing or its designated affiliates have the exclusive right to provide each of Xueersi Education and Xueersi Network and their subsidiaries and schools comprehensive intellectual property licensing and various technical and business support services. Pursuant to the Exclusive Service Agreement entered into by and among TAL Beijing, Beijing Dongfangrenli and its shareholders in December 2011, TAL Beijing and its designated affiliates have the exclusive right to provide Beijing Dongfangrenli and its subsidiaries and schools (if any) comprehensive intellectual property licensing and various technical and business support services. The services under each of these agreements include, but are not limited to, employee training, technology development, transfer and consulting services, public relation services, market survey, research and consulting services, market development and planning services, human resource and internal information management, network development, upgrade and ordinary maintenance services, and software and trademark licensing and other additional services as the parties may mutually agree from time to time. TAL Beijing owns the exclusive intellectual property rights developed in the performance of these agreements. As consideration for these services, TAL Beijing and its designated affiliates is entitled to charge the VIEs and VIEs’ subsidiaries and schools annual service fees and adjust the service fee rates from time to time at its discretion. The agreements are effective within the operation term of TAL Beijing, the VIEs and VIEs’ subsidiaries and schools according to PRC Law, unless earlier terminated by mutual agreement of all parties.

Call option agreement: Pursuant to the call option agreement, by and among TAL Beijing, the VIEs and their subsidiaries, the shareholders of the VIEs unconditionally and irrevocably granted TAL Beijing or its designated party an exclusive option to purchase from the VIEs’ shareholders, to the extent permitted under PRC law, part of or all the equity interests in the VIEs, as the case may be, for the minimum amount of consideration permitted by the applicable law without any other conditions. TAL Beijing has sole discretion to decide when to exercise the option, whether in part or in full. Unless earlier terminated by mutual agreement of all parties, this agreement shall remain effective until TAL Beijing exercise its purchase right to purchase all the VIEs’ equity interests according to this agreement.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2011, FEBRUARY 29, 2012

AND FEBRUARY 28, 2013

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The contractual arrangements - continued

Equity pledge agreement: Pursuant to the equity pledge agreement, the shareholders of the VIEs unconditionally and irrevocably pledged all of their equity interests, including the right to receive declared dividends and the voting rights, in the VIEs to TAL Beijing to guarantee the VIEs’ performance of their obligations under the technology support and service agreements. The shareholders of the VIEs agree that, without prior written consent of TAL Beijing, they will not transfer or dispose the pledged equity interests or create or allow any encumbrance on the pledged equity interests that would prejudice TAL Beijing’s interest. This agreement is effective over the same term as the exclusive technology support and service agreements and can only be terminated when all the obligations under the exclusive technology support and service agreements are completely fulfilled.

Letter of Undertaking: All of the shareholders of Xueersi Education and Xueersi Network have executed a letter of undertaking to covenant with and undertake to TAL Beijing that, if, as the respective shareholders of Xueersi Education and Xueersi Network, such shareholders receive any dividends, interests, other distributions or remnant assets upon liquidation from Xueersi Education and Xueersi Network, such shareholders shall, to the extent permitted by applicable laws, regulations and legal procedures, remit all such income after payment of any applicable tax and other expenses required by laws and regulations to TAL Beijing without any compensation therefore. All of the shareholders of Beijing Dongfangrenli have made similar undertakings in the option agreement, date December 27, 2011, described above.

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

The articles of associations of the VIEs state that the major rights of the shareholders in shareholders’ meeting include the power to approve the operating strategy and investment plan, elect the members of board of directors and approve their compensation and review and approve annual budget and earning distribution plan. Therefore, through the irrevocable power of attorney arrangement TAL Beijing has the ability to exercise effective control over the VIEs through shareholder votes and through such votes to also control the composition of the board of directors. As a result of these contractual rights, the Company has the power to direct the activities of the VIEs that most significantly impact their economic performance.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2011, FEBRUARY 29, 2012

AND FEBRUARY 28, 2013

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The contractual arrangements - continued

Spousal consent letter: The spouse of each of the shareholders of the VIEs entered into a spousal consent letter to acknowledge that she is aware of, and consents to, the execution by her spouse of the equity pledge agreement, the call option agreement and the power of attorney described above. Each spouse further agrees that she will not take any actions or raise any claims to interfere with the performance by her spouse of the obligations under the above mentioned agreements.

Deed of undertaking: The Company and Mr. Bangxin Zhang executed a deed of undertaking (“Deed”) on June 24, 2013. The Deed requires Mr. Bangxin Zhang, to the extent he has a majority voting interest in the Company to abstain from 1) exercising his majority voting rights in any vote pertaining to the appointment or removal of a director and 2) any matters related to the Deed.

Upon execution of the Deed, at all times that Mr. Bangxin Zhang holds an otherwise majority voting interest in the Company, Mr. Bangxin Zhang is constrained from exercising a more than 49 percent voting interest in any vote pertaining to the appointment, removal, or replacement of a director and cannot requisition a meeting for this purpose, or cast any vote on any matter related to the Deed. This prevents Mr. Bangxin Zhang from controlling the rights of the Company as it relates to the contractual agreements, and accordingly, the Company retains the characteristics of a controlling financial interest in the VIEs and should consolidate them as the VIEs’ primary beneficiary.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2011, FEBRUARY 29, 2012

AND FEBRUARY 28, 2013

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The contractual arrangements- continued

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

The imposition of any of these penalties could result in a material adverse effect on the Company’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the activities of the VIEs, and the VIEs’ subsidiaries and schools, or the right to receive their economic benefits, the Company would no longer be able to consolidate the VIEs, and the VIEs’ subsidiaries and schools. The Company does not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation or dissolution of the Company, TAL Beijing, or the VIEs and their respective subsidiaries and schools.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2011, FEBRUARY 29, 2012

AND FEBRUARY 28, 2013

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The contractual arrangements- continued

Risks in relation to the VIE structure-continued

The four legal owners of Xueersi Education and Xueersi Network are Mr. Bangxin Zhang, Mr. Yachao Liu, Mr. Yunfeng Bai, and Mr. Yundong Cao, and the three legal owners of Beijing Dongfangrenli are Mr. Bangxin Zhang, Mr. Yachao Liu and Mr. Yunfeng Bai. Mr. Zhang, Mr. Liu and Mr. Bai are beneficial shareholders of TALEducation Group and directors or officers of TAL Education Group. Mr. Cao is a beneficial owner of TAL Education Group. Mr. Bangxin Zhang, one of these legal owners, is a director of TAL Education Group and is also a director of VIEs. When conflicts of interest arise, it is possible that any or all of these individuals may not act in the best interests of the Group, and such conflicts may not be resolved in the Group’s favor. In addition, these individuals may breach, or cause our VIEs, their subsidiaries and schools to breach, or refuse to renew, the existing contractual arrangements the Group has with them and our VIEs, their subsidiaries and schools. Currently, the Group does not have any arrangements to address potential conflicts of interest between these individuals and the Company. The Group relies on these individuals to abide by the laws of the Cayman Islands and China, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in the best interests of the company and not to use their positions for personal gains. If the Group cannot resolve any conflict of interest or dispute between it and the legal owners of the VIEs, the Group would have to rely on legal proceedings, which could result in disruption of its business and subject it to substantial uncertainty as to the outcome of any such legal proceedings.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2011, FEBRUARY 29, 2012

AND FEBRUARY 28, 2013

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The contractual arrangements - continued

The following consolidated financial statement balances and amounts of the Company’s VIEs, were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions between the offshore companies, WFOEs, VIEs and VIEs’ subsidiaries and schools in the Group.

	As of February 29,	As of February 28,
	2012	2013

Cash and cash equivalents	$48,556,206	$76,866,320
Term deposits	10,328,116	11,251,668
Prepaid expenses and other current assets	8,335,325	15,162,308

Total current assets	67,219,647	103,280,296

Property and equipment, net	52,497,923	50,385,824
Other non-current assets	4,933,431	7,904,513

Total assets	124,651,001	161,570,633

Deferred revenue	50,395,945	67,743,448
Accrued expenses and other current liabilities	13,746,478	15,174,629

Total current liabilities	64,142,423	82,918,077

Total non-current liabilities	45,881	36,845

Total liabilities	$64,188,304	$82,954,922

	For the year ended	For the year ended	For the year ended
	February 28,	February 29,	February 28,
	2011	2012	2013

Net revenues	$96,679,369	$142,650,139	$186,575,902
Net income	$33,398,766	$45,236,929	$55,172,212

	For the year ended	For the year ended	For the year ended
	February 28,	February 29,	February 28,
	2011	2012	2013

Net cash provided by operating activities	$15,437,897	$44,458,648	$37,349,571
Net cash used in investing activities	$(2,558,536)	$(27,017,006)	$(9,039,457)
Net cash used in financing activities	$(344,909)	$—	$—

As of the fiscal year-end on each of February 28, 2011, February 29, 2012 and February 28, 2013, the balance of the amount payable by the VIEs and their subsidiaries and schools to TAL Beijing or its designated affiliates related to the service fees was US$2.8 million, US$4.7 million and US$ 13.0million, respectively and was eliminated upon consolidation.

There are no consolidated VIE assets that are collateral for the VIE’s obligations and can only be used to settle the VIE’s obligation.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2011, FEBRUARY 29, 2012

AND FEBRUARY 28, 2013

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The contractual arrangements- continued

The following consolidated financial statement balances and amounts of the Company and its subsidiaries, excluding the Company’s VIEs, were included in the accompanying consolidated financial statements after the elimination of the inter-company transactions and balances between the offshore companies, WFOEs, VIEs and VIEs’ subsidiaries and schools in the Group:

	As of February 29,	As of February 28,
	2012	2013

Cash and cash equivalents	$140,023,561	$108,214,353
Term deposits	—	12,859,048
Prepaid expenses and other current assets	2,991,822	2,084,846

Total current assets	143,015,383	123,158,247

Property and equipment, net	24,228,296	25,729,264
Other non-current assets	2,758,225	5,583,735

Total assets	170,001,904	154,471,246

Deferred revenue	35,198,087	34,770,428
Accrued expenses and other current liabilities	5,038,610	6,809,150

Total current liabilities	40,236,697	41,579,578

Total non-current liabilities	110,613	62,100

Total liabilities	$40,347,310	$41,641,678

	For the year ended	For the year ended	For the year ended
	February 28,	February 29,	February 28,
	2011	2012	2013

Net revenues	$13,908,930	$34,869,533	$39,355,193
Net income	$(9,357,616)	$(20,923,276)	$(21,732,146)

	For the year ended	For the year ended	For the year ended
	February 28,	February 29,	February 28,
	2011	2012	2013

Net cash provided by operating activities	$38,384,726	$28,939,023	$28,060,174
Net cash used in investing activities	$(27,009,413)	$(32,078,753)	$(19,079,248)
Net cash provided by/(used in) financing activities	$96,958,295	$(470,022)	$(41,465,075)

Relevant PRC laws and regulations for companies established in PRC including the VIEs restrict the VIEs from transferring a portion of its net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 19 for disclosure of restricted net assets

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2011, FEBRUARY 29, 2012

AND FEBRUARY 28, 2013

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2.                                      SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its wholly owned subsidiaries, which are accounted for under the voting interest model, and its VIEs,VIEs’ subsidiaries and schools consolidated under the variable interest entity consolidation model. All inter-company transactions and balances have been eliminated upon consolidation.

Consolidation of Variable Interest Entities

The Company through TAL Education Technology (Beijing) (“TAL Beijing”), a wholly owned foreign enterprise, has executed a series of contractual agreements with its VIEs, the VIEs’ subsidiaries and schools and the VIEs’ nominee shareholders. For a description of these contractual arrangements, see “Note 1 Organization and Principal Activities—The Contractual Arrangements.” These contractual agreements do not provide TAL Beijing with an equity interest in legal form in the VIEs.  As the Company holds no legal form of equity ownership in the VIEs, the Company applied the variable interest entity consolidation model as set forth in Accounting Standards Codification 810, Consolidation, (“ASC 810”) instead of the voting interest model of consolidation.

By design, the contractual agreements provide TAL Beijing with a right to receive benefits equal to substantially all of the net income of these entities, and thus under ASC 810 these agreements are considered variable interests.  Subsequent to identifying any variable interests, any party holding such variable interests must determine if the entity in which the interest is held is a variable interest entity and subsequently which reporting entity is the primary beneficiary of, and should therefore consolidate, the variable interest entity.  Among other reasons, an entity is considered a variable interest entity if the holders of the equity investment at risk in the entity, as a group, lack any one of the following characteristics of a controlling financial interest:

•      The power, through voting rights or similar rights, to direct the activities of the entity that most significantly impact the entity’s economic performance

•      The obligation to absorb the entity’s expected losses, or

•      The right to receive the entity’s expected residual returns

A reporting entity is considered to be the primary beneficiary, and thus the accounting parent, of a variable interest entity if it possesses both: (a) the power to direct the activities that most significantly impact the economic performance of the variable interest entity and (b) the obligation to absorb losses and/or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.

As a result of the contractual arrangements, the nominee shareholders of the VIEs lack the characteristics of a controlling financial interest in the VIEs and therefore the VIEs are considered to be variable interest entities under ASC 810.  The contractual arrangements, by design, transfer each of the three characteristics of a controlling financial interest from the VIEs’ nominee shareholders to TAL Beijing.  The contractual arrangements also cause TAL Beijing to be the primary beneficiary of the VIEs, and accordingly TAL Beijing consolidates their operations.

Determining whether TAL Beijing is the primary beneficiary requires a careful evaluation of the facts and circumstances, including whether the contractual agreements are substantive under the applicable legal and financial reporting frameworks, i.e. PRC law and US GAAP.  The Company continually reviews its corporate governance arrangements to ensure that the contractual agreements are indeed substantive.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2011, FEBRUARY 29, 2012

AND FEBRUARY 28, 2013

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Consolidation of Variable Interest Entities- continued

The Company has determined that the contractual agreements are in fact valid and legally enforceable.  Such arrangements were entered into in order to comply with the underlying legal and/or regulatory restrictions that govern the ownership of a direct equity interest in the VIEs.  In the opinion of our PRC counsel, Tian Yuan Law Firm, the contracts are legally enforceable under PRC law.  See “Note 1 Organization and Principal Activities—The Contractual Arrangements.”

The Company has considered the existence of related party relationships, e.g. ownership of an equity interest in the Company and the VIEs, and the effect that might have on the enforceability of the contractual agreements and in turn whether they are substantive.  The Company believes there are no barriers to exercise our rights under the contracts and therefore they are substantive and appropriately considered in our consolidation analysis in accordance with ASC 810.  In assessing the shareholdings of certain individual parties in the Company and in the VIEs, specifically Mr. Bangxin Zhang, the Company acknowledges that from November 23, 2011, Mr. Bangxin Zhang, a majority nominee shareholder in the VIEs, also held a majority voting interest in the Company, which he obtained through no actions of the Company or Mr. Bangxin Zhang.

On June 24, 2013, the Company and Mr. Bangxin Zhang executed a deed of undertaking (“Deed”).  The Deed requires Mr. Bangxin Zhang, to the extent he has a majority voting interest in the Company to abstain from 1) exercising his majority voting rights in any vote pertaining to the appointment or removal of a director and 2) any matters related to the Deed.

Although the contractual arrangements between TAL Beijing and the VIEs were designed to provide TAL Beijing with the characteristics of a controlling financial interest regardless of the respective shareholdings of Mr. Bangxin Zhang, during the period between November 23, 2011 and June 24, 2013, Mr. Bangxin Zhang’s majority voting interest in the Company, when combined with his status as a majority nominee shareholder in the VIEs, could have constrained the ability of the Company to exercise its rights under the contractual agreements. This is due to the fact that Mr. Bangxin Zhang’s majority voting interest in the Company provided him with the legal ability to control the composition of a majority of the board of directors and therefore may have provided him with the legal ability to affect whether or not the Company could exercise the rights contained in the contractual agreements.  Mr. Bangxin Zhang did not exercise this power at any time during the period in which he held a majority voting interest in the Company and during such period, in fact, there was no change in the composition of the board of directors or in the day-to-day operations of the Company.

Upon execution of the Deed, at all times that Mr. Bangxin Zhang holds an otherwise majority voting interest in the Company, Mr. Bangxin Zhang is constrained from exercising a more than 49 percent voting interest in any vote pertaining to the appointment, removal, or replacement of a director and cannot requisition a meeting for this purpose, or cast any vote on any matter related to the Deed.  This prevents Mr. Bangxin Zhang from controlling the rights of the Company as it relates to the contractual agreements, and accordingly, the Company retains the characteristics of a controlling financial interest in the VIEs and should consolidate them as the VIEs’ primary beneficiary.

Please see Note 1 for the presentation of abbreviated financial information of the Company with and without the VIEs, after elimination of intercompany activity.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenue, costs, and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include the forfeiture rate for share-based compensation, valuation allowance for deferred tax assets, the useful lives of property and equipment and intangible assets, impairment of available-for-sale securities, intangible assets, long-lived assets, goodwill and long term investments, fair value assessment of long-term investments and consolidation of variable interest entities.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2011, FEBRUARY 29, 2012

AND FEBRUARY 28, 2013

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments, which are unrestricted as to withdrawal or use, or have remaining maturities of three months or less when purchased.

Term deposits

Term deposits consist of deposits placed with financial institutions with original maturities of greater than three months and less than one year. If the term deposits are withdrawn before maturity date, the Company will subject to a significant penalty for early redemption.

Restricted cash

The Group’s restricted cash is related to deposits required by PRC government authorities for establishing new schools and subsidiaries.

Available-for-sale securities

Available-for-sale securities are carried at their fair value. Unrealized gains and losses excluded from the changes in fair value are included in accumulated other comprehensive income.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2011, FEBRUARY 29, 2012

AND FEBRUARY 28, 2013

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

Acquired intangible assets, net

Acquired intangible assets other than goodwill consist of domain names, partnership agreement, trade name, student base, non-compete agreement, copy rights and education license, and are carried at cost, less accumulated amortization and impairment. Amortization of finite-lived intangible assets is computed using the straight-line method over the estimated useful lives. Student base is amortized using the estimated attrition pattern and graduation rates of the acquired schools. The amortization periods by major intangible asset classes are as follows:

Trade name	10.0 years
Copy rights	5.0 years
Student base	3.5 years
Partnership agreement	2.6-3.5 years
Domain names	3.0 years
Non-compete agreement	2.0-3.0 years
Education license	0.9-2.0 years

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2011, FEBRUARY 29, 2012

AND FEBRUARY 28, 2013

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

Impairment of goodwill

Goodwill is not amortized, but tested for impairment annually or more frequently if event and circumstances indicate that it might be impaired.

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance permits the Company to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. Absent from any impairment indicators, the Group performs its annual impairment test on the last day of each fiscal year.

For the year ended February 28, 2013, the Group did not choose to perform the assessment of qualitative factors for goodwill impairment and performed its annual impairment test using a two-step approach. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liabilities representing the implied fair value of goodwill. The Group performs its annual goodwill impairment test on the last day of each fiscal year.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2011, FEBRUARY 29, 2012

AND FEBRUARY 28, 2013

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition

Revenue is recognized when earned and is reported net of business tax.

The primary sources of the Group’s revenues are as follows:

(a)                                 Educational programs and services

The educational programs and services primarily consist of after-school group tutoring, after-school one-on-one tutoring and training courses for preschool children. Tuition revenue is generally collected in advance and is initially recorded as deferred revenue. Tuition revenue is recognized proportionately as the tutoring sessions are delivered. The revenue for educational programs and services for the years ended February 28, 2011, February 29, 2012 and February 28, 2013 are $108,341,605, $171,331,866 and $218,006,411, respectively.

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

FOR THE YEARS ENDED FEBRUARY 28, 2011, FEBRUARY 29, 2012

AND FEBRUARY 28, 2013

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

(b)                                 Online education services

The online education services provided by the Group to its customers include audio-video course content. The revenue for online education services for the year ended February 28, 2011, February 29, 2012 and February 28, 2013 are $1,967,882, $5,736,664 and $6,962,012, respectively.

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

(c)                                  Educational materials and others

The Group sells educational materials to students at the Group’s service centers. Revenue is recognized after a service contract is signed, the price is fixed or determinable, educational materials are delivered and collection of the receivables is reasonably assured. The revenue for educational materials and others for the year ended February 28, 2011, February 29, 2012 and February 28, 2013 are $278,812, $451,142 and $962,672, respectively.

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

FOR THE YEARS ENDED FEBRUARY 28, 2011, FEBRUARY 29, 2012

AND FEBRUARY 28, 2013

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Value added tax

Pursuant to the PRC tax laws, in case of any product sales, generally the Value added tax (“VAT”) rate is 3% of the gross sales for small scale VAT payer and 17% of the gross sales for general VAT payer. TAL Beijing and Xueersi Education are deemed as general VAT payer since January 2010 and August 2010 respectively for the sales of guidance materials and the intercompany sales of self-developed software. For general VAT payer, VAT on sales is calculated at 17% on revenue from product sales and paid after deducting input VAT on purchases. The net VAT balance between input VAT and output VAT is reflected in the accounts under other taxes payable.

In July 2012, the Ministry of Finance and the State Administration of Taxation jointly issued a circular regarding the pilot collection of VAT in lieu of business tax in certain areas and industries in the PRC. Implementation of such VAT pilot program was phased into Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. The Group’s online education services and inter-company technical services which were previously subject to business tax are therefore subject to VAT at the rate of 6% of revenue for general VAT payer and hence Beijing Xintang Sichuang, TAL Beijing, Xueersi Education and Yidu Huida are deemed as general VAT payer at the rate of 6% since the policy was effective as of September 2012.

For certain software related products that are qualified as “software products” by PRC tax authorities; the Group can pay VAT at 17% first and then receive 14% refund after it is paid. The Group records VAT refund receivables on accrual basis.

For the calendar years 2010, 2011 and 2012, TAL Beijing filed its VAT return at a rate of 17% and enjoyed a 14% VAT refund. For the calendar year 2012, Yidu Huida filed its VAT return at a rate of 17% and enjoyed a 14% VAT refund. From August 2010, Xueersi Education filed its VAT return at the rate of 13% for the book sales that enjoyed a preferential tax rate.

Business tax

The Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries and schools are subject to business tax and surcharges at a rate of 3.3% to 5.6% on revenues related to certain types of services. The net revenues are presented net of those taxes incurred.

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

FOR THE YEARS ENDED FEBRUARY 28, 2011, FEBRUARY 29, 2012

AND FEBRUARY 28, 2013

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Advertising costs

The Group expenses advertising costs as incurred. Total advertising costs incurred were $271,484, $2,718,675, and $2,502,489 for the years ended February 28, 2011, February 29, 2012 and February 28, 2013, respectively, and have been included in selling and marketing expenses in the consolidated statements of operations.

Government subsidies

The Group reports government subsidies as other operating income when received from local government authority with no limitation on the use of the subsidies. The Group receives government subsidies related to government sponsored projects and records such government subsidies as a liability when it is received and records it as other operating income when there is no further performance obligation.

Government subsidies received totaled $148,537, $213,270 and $793,007 for the years ended February 28, 2011, February 29, 2012, and February 28, 2013, respectively. The Group recorded $148,537, $213,270 and $632,269 government subsidies as other operating income for the years ended February 28, 2011, February 29, 2012, and February 28, 2013, respectively.

Foreign currency translation

The functional and reporting currency of the Company is the United States dollar. The functional currency of the Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries and schools in the PRC is Renminbi (“RMB”).

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are re-measured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the year are converted into the functional currencies at the applicable rates of exchange prevailing at the transaction dates. Transaction gains and losses are recognized in the consolidated statements of operations. For the years ended February 28, 2011, February 29, 2012 and February 28, 2013 the Group recorded an exchange loss of $80,480, and gains of $4,211,173, $938,116 respectively in other income in the consolidated statements of operations.

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

FOR THE YEARS ENDED FEBRUARY 28, 2011, FEBRUARY 29, 2012

AND FEBRUARY 28, 2013

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign Currency Risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents, term deposits and restricted cash of the Group included aggregate amounts of US$197,522,897 and US$207,803,373 as of February 29, 2012 and February 28, 2013, respectively, which were denominated in RMB.

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

Comprehensive income

Comprehensive income includes net income, unrealized gain or loss on available-for-sale securities, and foreign currency translation adjustments. The consolidated financial statements have been adjusted for the retrospective application of the authoritative guidance regarding presentation of comprehensive income, which was adopted by the Group on March 1, 2012.

Concentration of credit risk

Financial instruments that potentially expose the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, term deposits and restricted cash. The Group places its cash and cash equivalents, term deposits and restricted cash in financial institutions with high credit ratings.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2011, FEBRUARY 29, 2012

AND FEBRUARY 28, 2013

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, term deposits, restricted cash, available-for-sale securities, accounts payables and income tax payable. The fair value of cash and cash equivalents, term deposits, restricted cash, and accounts payables approximate their carrying amounts reported in the consolidated balance sheets due to the short-term maturity of these instruments. All highly liquid short-term investments purchased with original maturity of three months or less at the date of acquisition are included in cash and cash equivalents.

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

Long-term investments

The Group accounts for its investments in Beijing Century Mingde Education Technology Co., Ltd (“Century Mingde”) and a third-party online education platform using fair value method. The Group carries these investments at fair value and recognizes any fair value changes into the consolidated statements of operations. . The Group accounts for its investment in Beijing Haidian Holiday Culture Training School (“Holiday School”) using the cost method as the Group does not have the ability to exercise significant influence over operating and financial policies of the investee. This investment is carried at cost and adjusted for other than-temporary declines in fair value of the investment and distributions of earnings. This investment was fully impaired for the year ended February 29, 2012. The impairment on long-term investment is discussed in Note 5.

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

FOR THE YEARS ENDED FEBRUARY 28, 2011, FEBRUARY 29, 2012

AND FEBRUARY 28, 2013

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value - continued

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

Fair value of available-for-sale securities and long-term investments is discussed in Note 12.

Recent accounting pronouncements adopted

In May 2011, the Financial Accounting Standards Board (‘‘FASB’’) issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and International Accounting Standards Board to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in US GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

•                                          Highest-and-best-use and valuation-premise concepts for nonfinancial assets - the guidance indicate that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2011, FEBRUARY 29, 2012

AND FEBRUARY 28, 2013

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements adopted - continued

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

•                                          Premiums or discounts in fair value measure - the guidance provides that premiums or discounts that reflect size as a characteristic of the reporting entity’s holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market’s normal daily trading volume is not sufficient to absorb the quantity held by the entity) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement.

•                                          Fair value of an instrument classified in a reporting entity’s stockholders’ equity - the guidance prescribes a model for measuring the fair value of an instrument classified in stockholders ‘ equity; this model is consistent with the guidance on measuring the fair value of liabilities.

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

The guidance is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. The adoption of this guidance did not have a significant effect on the Company’s consolidated financial statements.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2011, FEBRUARY 29, 2012

AND FEBRUARY 28, 2013

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements adopted - continued

In June 2011, the FASB issued an authoritative pronouncement to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. These amendments do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the amendments are effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued an authoritative pronouncement, deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income in accounting standards update. This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before the update pronouncement issued in June 2011. The Group adopted this guidance on March 1, 2012 and has presented two separate but consecutive statements since that date.

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The guidance permits an entity to first assess qualitative factors to determine whether it is ‘‘more likely than not’’ that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued. The adoption of this pronouncement did not have a significant effect on the Company’s consolidated financial statements, as it chose to directly perform the two-step goodwill impairment test for fiscal year 2013.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2011, FEBRUARY 29, 2012

AND FEBRUARY 28, 2013

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements adopted - continued

In July 2012, the FASB issued an authoritative pronouncement related to testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the guidance, an entity testing an indefinite-lived intangible asset for impairment has the option of performing a qualitative assessment before calculating the fair value of the asset. If the entity determines, on the basis of qualitative factors, that the fair value of the indefinite-lived intangible asset is not more likely than not (i.e., a likelihood of more than 50 percent) impaired, the entity would not need to calculate the fair value of the asset. The guidance does not revise the requirement to test indefinite-lived intangible assets annually for impairment. In addition, the guidance does not amend the requirement to test these assets for impairment between annual tests if there is a change in events or circumstances; however, it does revise the examples of events and circumstances that an entity should consider in interim periods. The guidance was effective for annual and interim impairment tests performed for fiscal year beginning after September 15, 2012. Early adoption is permitted. The adoption of this guidance did not have a significant effect on the Company’s consolidated financial statements.

Recent accounting pronouncements not yet adopted

In December 2011, the FASB issued an authoritative pronouncement related to disclosures about offsetting assets and liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. In January 2013, the FASB further clarifies that ordinary trade receivables and receivables are not in the scope of the authoritative pronouncement and the pronouncement applies only to derivatives, repurchase agreements and reverse purchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with specific criteria contained in the FASB Accounting Standards Codification (Codification) or subject to a master netting arrangement or similar agreement. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements

In February 2013, the FASB issued an authoritative pronouncement related to reporting of amounts reclassified out of accumulated other comprehensive income, to improve the transparency of reporting these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income. The amendments in this Accounting Standards Updates (‘‘ASU’’) do not change the current requirements for reporting net income or other comprehensive income in financial statements. All of the information that this ASU requires already is required to be disclosed elsewhere in the financial statements under US GAAP.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2011, FEBRUARY 29, 2012

AND FEBRUARY 28, 2013

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

The new amendments will require an organization to:

•                                          Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income - but only if the item reclassified is required under US GAAP to be reclassified to net income in its entirety in the same reporting period.

•                                          Cross-reference to other disclosures currently required under US GAAP for other reclassification items (that are not required under US GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense

The amendments apply to all public and private companies that report items of other comprehensive income. Public companies are required to comply with these amendments for all reporting periods (interim and annual). The amendments are effective for reporting periods beginning after December 15, 2012, for public companies. Early adoption is permitted. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In February 2013, the FASB issued an authoritative pronouncement related to obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. The pronouncement provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this pronouncement is fixed at the reporting date, except for obligations addressed within existing guidance in US GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in this pronouncement also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The amendments in this ASU should be applied retrospectively to all prior periods presented for those obligations resulting from joint and several liability arrangements within the scope that exist at the beginning of an entity ‘s fiscal year of adoption. An entity may elect to use hindsight for the comparative periods (if it changed its accounting as a result of adopting the amendments in this pronouncement) and should disclose that fact. Early adoption is permitted. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2011, FEBRUARY 29, 2012

AND FEBRUARY 28, 2013

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

In March 2013, the FASB issued an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided.

For an equity method investment that is a foreign entity, the partial sale guidance still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. However, this treatment does not apply to an equity method investment that is not a foreign entity. In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment.

Additionally, the amendments in this pronouncement clarify that the sale of an investment in a foreign entity includes both: (1) events that result in the loss of a controlling financial interest in a foreign entity (i.e., irrespective of any retained investment); and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition).Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events.

The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2011, FEBRUARY 29, 2012

AND FEBRUARY 28, 2013

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

3.                                      DISCONTINUED OPERATIONS

In October 2010, the Group exited its operations in Qianjiang School and Jianli School in order to focus its operation in Wuhan Jianghan School. Accordingly, the operating results of Qianjiang School and Jianli School are presented in the Consolidated Statements of Operations as discontinued operations, net of tax, for all periods presented. A $128,522 impairment loss for the goodwill and a $53,122 impairment loss for the intangible assets of the two schools were recorded in operating results of discontinued operations in the year ended February 28, 2011(see Note 9).

By the fiscal year ended February 28, 2011, the liquidation process of the two schools has been finished and there were no remaining assets or liabilities associated with discontinued operations in the accompanying consolidated balance sheet as of February 28, 2011. The gain or loss from the liquidation process of the two schools was immaterial. Summarized operating results as discontinued operations in accompanying consolidated statements of operations were as follows for the years ended February 28, 2011, February 29, 2012 and February 28, 2013:

	For the year ended	For the year ended	For the year ended
	February 28,	February 29,	February 28,
	2011	2012	2013
Net revenues	$169,304	$—	$—
Pre-tax loss	$(415,786)	$—	$—
Benefits for income taxes	$81,391	$—	$—
Net loss	$(334,395)	$—	$—

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

5.                                      IMPAIRMENT ON LONG-TERM INVESTMENT

On August 12, 2011, Zhikang acquired 15% equity interest in Beijing Haidian Holiday Culture Training School (‘‘Holiday School’’) with consideration of $235,397, recorded as a long-term investment. However, after the investment, Holiday School’s business unexpectedly and quickly deteriorated. Therefore, the long-term investment was fully impaired for the year ended February 29, 2012.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2011, FEBRUARY 29, 2012

AND FEBRUARY 28, 2013

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

6.                                      PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of	As of
	February 29,	February 28,
	2012	2013
Prepaid rent	$3,988,593	$5,017,135
Prepayments to suppliers (1)	1,717,996	1,998,710
Interest receivable	631,510	1,505,973
Deed tax refund receivable (2)	—	1,235,622
Staff advances	559,793	654,003
Deposit with third parties	858,028	208,960
ADR receivable	368,711	207,000
Study cards receivable	312,944	122,055
Others	574,400	956,859
	$9,011,975	$11,906,317

(1)                                 Advance payments were primarily for advertising and purchases of property and equipment.

(2)                                 According to the Caishui [2001] No 156, Beijing Haidian School is entitled to enjoy the deed tax exemption on purchasing the buildings for educational services purpose. Deed tax refund receivable was recorded upon the confirmation and approval from related tax authority during the year ended February 28, 2013.

7.                                      PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of	As of
	February 29,	February 28,
	2012	2013
Building	$63,416,230	$64,073,055
Leasehold improvement	10,196,222	10,796,498
Computer, network equipment and software	10,039,490	13,141,255
Vehicles	1,002,949	854,070
Office equipment and furniture	1,490,734	1,994,719
Total cost of property and equipment	86,145,625	90,859,597
Less: accumulated depreciation and amortization	(9,419,406)	(14,744,509)
	$76,726,219	$76,115,088

For the years ended February 28, 2011, February 29, 2012 and February 28, 2013, depreciation expenses were $2,790,061, $5,203,847, and $7,023,754, respectively.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2011, FEBRUARY 29, 2012

AND FEBRUARY 28, 2013

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

8.                                      INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of	As of
	February 29,	February 28,
	2012	2013
Domain names	$1,846,858	$2,057,235
Copyrights	—	1,648,532
Partnership agreement	349,783	349,783
Trade name	262,360	262,360
Student base	221,082	221,082
Non-compete agreement	17,012	17,012
Education license	4,509	4,509

Total cost of intangible assets	2,701,604	4,560,513
Less: accumulated amortization	(2,584,109)	(2,927,687)
Add: foreign exchange difference	66,028	91,618
	$183,523	$1,724,444

Domain names were acquired from third parties and the rest of intangible assets were recorded as a result of acquisitions in the year ended February 28, 2009, except for the addition of copyrights during the year ended February 28, 2013 (See Note 10).

The Group recorded amortization expense of $715,038, $490,883, and $343,578 for the years ended February 28, 2011, February 29, 2012 and February 28, 2013, respectively.

Estimated amortization expenses of the existing intangible assets for the next five years are $436,992, $436,992, $390,890, $360,053, $87,602 respectively.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2011, FEBRUARY 29, 2012

AND FEBRUARY 28, 2013

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

9.                                      GOODWILL

Changes in the carrying amount of goodwill for the years ended February 29, 2012 and February 28, 2013 consisted of the following:

	As of	As of
	February 29,	February 28,
	2012	2013
Gross amount:
Beginning balance	$2,047,189	$2,073,091
Exchange difference	25,902	6,369
Ending balance	2,073,091	2,079,460
Accumulated impairment loss:
Beginning balance	$(1,384,606)	$(1,524,266)
Charge for the year	(139,660)	—
Ending balance	(1,524,266)	(1,524,266)
Goodwill, net	$548,825	$555,194

On November 30, 2010 the Group performed an impairment test on goodwill in Qianjiang and Jianli School, which was triggered by their deteriorating performance. As a result a $128,522 impairment loss for the goodwill from the acquisition of the two schools was recognized in operating results of discontinued operations. The two schools were liquidated in the year ended February 28, 2011(see Note 3).

On August 31, 2011 the Group performed an impairment test on goodwill related to purchase of a business in Tianjin in the fiscal year ended February 28, 2009, which was triggered by their deteriorating performance. As a result, a $139,660 impairment loss for the goodwill was recognized in operating results for the year ended February 29, 2012.

The Group incurred $128,522, $139,660, and $nil impairment loss on goodwill for the years ended February 28, 2011, February 29, 2012 and February 28, 2013, respectively.

10.                               LONG-TERM PREPAYMENTS

	As of	As of
	February 29,	February 28,
	2012	2013
Prepaid for teaching materials development (1)	$1,099,547	$—
Prepaid for acquisition of license (2)	823,934	—
Total	$1,923,481	$—

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2011, FEBRUARY 29, 2012

AND FEBRUARY 28, 2013

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

10.                               LONG-TERM PREPAYMENTS - continued

(1)                                 The Group signed two agreements with McGraw-Hill Hong Kong Limited to develop two sets of English teaching materials with the total amount of $1,648,532. As of February 29, 2012, the prepayment was $1,099,547, and subsequently settled out the remaining balance and in April and June 2012 the Group recorded all the payment as intangible assets upon delivery of both sets of the teaching materials. These intangible assets were recorded as copy rights and amortized over a period of five years.

(2)                                 In September 2011, the Group entered into acquisition agreements to obtain the study-abroad intermediary service operating license, for which the Group prepaid $823,934.  $229,772 of the total prepayment amount was cash deposit required by the Education Bureau and recorded as restricted cash as of February 28, 2013. In February 2013, the Group revised its business strategy to not develop its study-abroad intermediary services and the remaining $594,162 prepayment was fully written off.

11.                               ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of	As of
	February 29,	February 28,
	2012	2013
Accrued employee payroll and welfare benefits	$9,614,318	$12,618,301
Other taxes payable	2,362,052	2,746,276
Accrued teaching material costs	465,627	309,938
Payable to employees	885,869	206,014
Government subsidies	—	160,738
Enrollment fees collected for sponsors	281,293	120,082
Payable for investment in Holiday School	95,337	96,443
Professional service fee payable	478,890	69,499
Payable for acquisition of Wuhan Jianghan School	35,274	35,684
Accrued advertising expenses	231,600	—
Others	833,930	833,026
Total	$15,284,190	$17,196,001

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2011, FEBRUARY 29, 2012

AND FEBRUARY 28, 2013

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

12.                               FAIR VALUE

(a)                                 Assets and liabilities measured at fair value on a recurring basis

The Group measured available-for-sale securities and long-term investments at fair value on a recurring basis as of February 29, 2012 and February 28, 2013.

Available-for-sale securities

In August 2007 and December 2009, the Group bought two securities in mutual funds named Wan Jia He Xie Financing Fund and Guo Du No. 1 An Xin Shou Yi, respectively. The available-for-sale securities have no contractual maturity dates and the Group can sell the investments at any time at the Group’s decision.

The available-for-sale securities measured and recorded at fair value for which there are quoted prices in active markets on a recurring basis were as follows:

Balance as of February 28, 2010	$1,918,156
Disposed	(1,470,660)
Changes in fair value	2,850
Foreign exchange difference	15,363

Balance as of February 28, 2011	$465,709

Changes in fair value	(121,895)
Foreign exchange difference	17,989

Balance as of February 29, 2012	$361,803

Changes in fair value	34,331
Foreign exchange difference	3,821

Balance as of February 28, 2013	$399,955

The following provides additional information concerning the Group’s available-for-sale securities:

	As of February 29, 2012				As of February 28, 2013
		Gross	Gross			Gross	Gross
		unrealized	unrealized			unrealized	unrealized
	Cost	gains	(losses)	Fair value	Cost	gains	(losses)	Fair value

Mutual fund	$374,569	$—	$(12,766)	$361,803	$378,390	21,565	$—	$399,955

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2011, FEBRUARY 29, 2012

AND FEBRUARY 28, 2013

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

12.                               FAIR VALUE - continued

(a)           Assets and liabilities measured at fair value on a recurring basis - continued

Long-term investments

The Group accounted for its investments in Century Mingde and a third-party online education platform using the fair value option which is how management assesses the return on these investments. Changes in fair value are reflected in the consolidated statement of operations and there were no material changes in fair value for the period ended February 28, 2013.

	As of	As of
	February 29,	February 28,
	2012	2013

Long-term investment in Century Mingde (1)	$—	$2,411,073
Long-term investment in a third-party online platform (2)	—	3,080,000

	$—	$5,491,073

(1)                                 In March 2012, the Group acquired 6% equity interest in Century Mingde, a private company that engages in providing summer and winter camp training service in China with a cash consideration of $2,411,073.

At the end of each reporting period, the Group calculates the fair value of these investments by using income approach discounted cash flow method. The discounted cash flow analysis requires the use of significant unobservable inputs (Level 3 inputs), including projected revenue, operating expenses, capital expenditures and a discount rate calculated based on the weighted average cost of capital. As of February 28, 2013, the net present value derived from such discounted cash flow model based on a discount rate of 19% approximated the initial purchase price.

(2)                                 In February 2013, the Group acquired 16.85% equity interest in a third-party online education platform, a private company incorporated in the Cayman Islands, by purchasing 2,200,000 Series A preferred shares for a total cash consideration of $3,080,000. As the transaction date was close to the fiscal year end, the initial purchase price is considered the fair value of this investment.

For the year ended February 28, 2013, the Group did not recognize any changes in fair value of long-term investments in the consolidated statements of operation.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2011, FEBRUARY 29, 2012

AND FEBRUARY 28, 2013

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

12.                               FAIR VALUE - continued

(a)           Assets and liabilities measured at fair value on a recurring basis - continued

Long-term investments - continued

As of February 29, 2012 and February 28, 2013, information about inputs for the fair value measurements of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair Value Measurement at Reporting Date Using
		Quoted Prices in	Significant Other	Significant
	February 29,	Active Market for	Observable	Unobservable
Description	2012	Identical Assets	Inputs	Inputs
		(Level 1)	(Level 2)	(Level 3)

Available for sale securities	$361,803	$361,803	—	—
Long-term investments	—	—	—	—

Total	$361,803	$361,803	—	—

	Fair Value Measurement at Reporting Date Using
		Quoted Prices in	Significant Other	Significant
	February 28,	Active Market for	Observable	Unobservable
Description	2013	Identical Assets	Inputs	Inputs
		(Level 1)	(Level 2)	(Level 3)

Available for sale securities	$399,955	$399,955	—	—
Long-term investments	$5,491,073	—	—	$5,491,073

Total	$5,891,028	$399,955	—	$5,491,073

(b)           Assets and liabilities measured at fair value on a nonrecurring basis - continued

The Group measured the goodwill at fair value on a nonrecurring basis when it is annually evaluated or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value as a result of the impairment assessments. The Group has recognized impairment loss related to goodwill for the year ended February 29, 2012, as set out in Note 9. The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection of discounted future cash flow and the discount rate

13.                               INCOME TAXES

Cayman Islands

The Company is a tax-exempted company incorporated in the Cayman Islands.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2011, FEBRUARY 29, 2012

AND FEBRUARY 28, 2013

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

13.                               INCOME TAXES - continued

Hong Kong

Xueersi Hong Kong and Yidu Hong Kong were established in Hong Kong and are subject to Hong Kong Profits Tax on its activities conducted in Hong Kong. It is subject to Hong Kong profit tax at 16.5%. No provision for Hong Kong Profits tax has been made in the consolidated financial statements as it has no assessable income for the years ended February 28, 2011, February 29, 2012 and February 28, 2013.

PRC

Effective from January 1, 2008, a new Enterprise Income Tax Law, or (“the New EIT Law”), combined the previous income tax laws for foreign invested and domestic invested enterprises in the PRC by the adoption a unified tax rate of 25% for most enterprises with the following exceptions.

Certain qualified high and new technology enterprises that meet the definition of “high and new technology enterprise strongly supported by the state” (“HNTE”) could benefit from a preferential tax rate of 15%. Xueersi Education qualified as a HNTE under the New EIT Law effective from January 1, 2008 and was eligible for the re-examination of HNTE from January 1, 2011, therefore it was entitled to a preferential tax rate of 15% through the calendar year of 2013. In addition, since the entity is located in a high technology zone in Beijing and qualified as a high-tech company, it was entitled to a three-year exemption from EIT from calendar years 2006 through 2008 and a further reduction to 7.5% from calendar years 2009 through 2011. Xueersi Education was subject to an EIT rate of 15% in calendar year 2012 and 2013, and is expected to be subject to an EIT rate of 15% as long as it maintains its status as a HNTE.

TAL Beijing was qualified as a “Newly Established Software Enterprise” and therefore it was entitled to a two-year exemption from EIT from calendar year 2009 through 2010 and a further reduction to 12.5% from calendar years 2011 through 2013.

Yidu Huida was qualified as “Newly Established Software Enterprise” and therefore it was entitled to a two-year exemption from EIT from calendar years 2011 through 2012 and a further reduction to 12.5% from calendar years 2013 through 2015.

Provision (credit) for income tax consisted of the following:

	For the year ended	For the year ended	For the year ended
	February 28,	February 29,	February 28,
	2011	2012	2013

Current
- PRC income tax expenses	$3,232,563	$4,452,076	$4,708,274
Deferred
- PRC income tax expenses	(604,473)	(295,626)	(607,182)

Total	$2,628,090	$4,156,450	$4,101,092

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2011, FEBRUARY 29, 2012

AND FEBRUARY 28, 2013

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

13.                               INCOME TAXES - continued

PRC - continued

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets and liabilities were as follows:

	As of	As of
	February 29,	February 28,
	2012	2013

Current deferred tax assets:
Accrued payroll	$1,730,992	$2,229,548
Unrealized loss on available-for-sale securities	108,167	100,934
Less: valuation allowance	(109,401)	(70,036)

Current deferred tax assets, net	1,729,758	2,260,446

Non-current deferred tax assets:
Property and equipment	197,248	262,039
Intangible assets	317,169	286,756
Tax losses carry-forward deferred tax assets	727,105	504,853
Less: valuation allowance	(751,300)	(515,184)

Non-current deferred tax assets, net	490,222	538,464

Non-current deferred tax liabilities:
Intangible assets	45,881	36,845
Accrued ADR income	110,613	62,100

Non-current deferred tax liabilities	$156,494	$98,945

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2011, FEBRUARY 29, 2012

AND FEBRUARY 28, 2013

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

13.                               INCOME TAXES - continued

PRC - continued

As of February 28, 2013, tax loss carry-forward amounted to $2,019,412 and would expire by the end of calendar year 2018. The Company operates its business through its subsidiaries, its VIEs and their subsidiaries and schools. The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs and their subsidiaries and schools may not be used to offset other subsidiaries’ or VIEs’ earnings within the Group. Valuation allowance is considered on each individual subsidiary and VIE basis. A valuation allowance of $585,220 had been established as of February 28, 2013, in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority.  An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group has concluded that there are no significant uncertain tax positions requiring recognition in financial statements for the years ended February 28, 2011, February 29, 2012 and February 28, 2013. The Group did not incur any significant interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods.

According to the PRC Tax Administration and Collection Law, the tax authority may require the taxpayer or the withholding agent to make delinquent tax payment within three years if the underpayment of taxes is resulted from the tax authority’s act or error. No late payment surcharge will be assessed under such circumstances. The statute of limitation will be three years if the underpayment of taxes is due to the computational errors made by the taxpayer or the withholding agent. Late payment surcharge will be assessed in such case. The statute of limitation will be extended to five years under special circumstances which are not clearly defined (but an underpayment of tax liability exceeding RMB 0.1 million is specifically listed as a ‘‘special circumstance’’). The statute of limitation for transfer pricing related issue is ten years. There is no statute of limitation in the case of tax evasion. Therefore, the Group is subject to examination by the PRC tax authorities based on the above.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2011, FEBRUARY 29, 2012

AND FEBRUARY 28, 2013

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

13.                               INCOME TAXES - continued

PRC - continued

Reconciliation between the provision for income taxes computed by applying the PRC EIT rates of 25% in fiscal year 2011, 2012 and 2013 to income before income taxes and the actual provision for income tax was as follows:

	For the year ended	For the year ended	For the year ended
	February 28,	February 29,	February 28,
	2011	2012	2013
Net income before provision for income tax	$27,003,635	$28,470,103	$37,541,158
PRC statutory tax rate	25%	25%	25%

Income tax at statutory tax rate	6,750,909	7,117,526	9,385,290
Expenses not deductible	428,150	586,348	357,334
Effect of income tax exemptions	(6,001,819)	(4,752,840)	(7,070,722)
Effect of income tax rate difference in other jurisdictions	1,523,418	670,220	1,704,671
Change in valuation allowance	(72,568)	535,196	(275,481)

Provision for income tax	$2,628,090	$4,156,450	$4,101,092

If Xueersi Education, Yidu Huida and TAL Beijing were not in a tax holiday period for the years ended February 28, 2011, February 29, 2012 and February 28, 2013, the increase in income tax expenses and net income per share amounts would be as follows:

	For the year ended	For the year ended	For the year ended
	February 28,	February 29,	February 28,
	2011	2012	2013
Increase in income tax expenses	$6,001,819	$4,752,840	$7,070,722
Net income per common share-basic	$0.14	$0.13	$0.17
Net income per common share-diluted	$0.13	$0.13	$0.17

New EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the New EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed a resident enterprise, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25% with the statute subject to the determination by PRC tax authorities.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2011, FEBRUARY 29, 2012

AND FEBRUARY 28, 2013

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

13.                               INCOME TAXES - continued

PRC - continued

If the Company were to be non-resident for PRC tax purpose, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries, the withholding tax would be 10%.

The Chinese tax authorities clarified that distributions made out of earnings prior to but distributed after January 1, 2008 will not be subject to withholding tax. The aggregate undistributed earnings of the Company’s subsidiaries, VIEs and VIEs’ subsidiaries and schools located in the PRC that are available for distribution are $79,515,168 and $118,059,578 as of February 29, 2012 and February 28, 2013, respectively. Upon distribution of such earnings, the Company will be subject to PRC taxes, the amount of which is impractical to estimate. The Company did not record any withholding tax on any of the aforementioned undistributed earnings because it intends to permanently reinvest all earnings in China and the aforementioned subsidiaries do not intend to declare dividends to the Company.

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2011, FEBRUARY 29, 2012

AND FEBRUARY 28, 2013

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

14.                               COMMON SHARES - continued

During the year ended February 29, 2012, 2,358,044 of non-vested shares granted to employees were vested and converted into 1,179,022 American Depository Shares (ADS) (representing 2,358,044 Class A common shares).

During the year ended February 29, 2012, 15,319,000 Class B common shares were converted into 15,319,000 Class A common shares.

During the year ended February 28, 2013, 21,875,000 Class B common shares were converted into 21,875,000 Class A common shares and 577,938 Class A common shares were cancelled upon the completion of the share repurchase.

During the year ended February 28, 2013, 1,740,044 of non-vested shares granted to employees were vested and converted into 870,022 American Depository Shares (ADS) (representing 1,740,044 Class A common shares).

15.                               NET INCOME PER SHARE

	For the year ended	For the year ended	For the year ended
	February 28,	February 29,	February 28,
	2011	2012	2013

Net income from continuing operations	$24,375,545	$24,313,653	$33,440,066
Net loss from discontinued operations	(334,395)	—	—

Net income	$24,041,150	$24,313,653	$33,440,066

Shares (denominator):
Weighted average shares outstanding
Basic	131,911,539	154,000,219	155,607,458
Dilutive effect of preferred shares	3,173,077	—	—
Dilutive effect of non-vested shares award	1,361,019	1,874,162	1,023,632

Diluted	136,445,635	155,874,381	156,631,090

Net income per common share attributable to TAL Education Group shareholders-basic
Basic from continuing operations	$0.18	$0.16	$0.21
Basic from discontinued operations	$(0.00)	$—	$—

Net income per common share attributable to TAL Education Group shareholders-basic(i)	$0.18	$0.16	$0.21

Net income per common share attributable to TAL Education Group shareholders-diluted	$0.18	$0.16	$0.21
Diluted from continuing operations
Diluted from discontinued operations	$(0.00)	$—	$—

Net income per common share attributable to TAL Education Group shareholders-diluted	$0.18	$0.16	$0.21

(i)                                     Our common shares are divided into Class A common shares and Class B common shares.  Holders of our Class A common shares and Class B common shares have the same dividend rights. And therefore we have not presented earnings per share for each separate class.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2011, FEBRUARY 29, 2012

AND FEBRUARY 28, 2013

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

16.                               COMMITMENTS AND CONTINGENCIES

Lease commitment

The Group leases certain office premises under non-cancellable leases, the term of which are ten years or less and are renewable upon negotiation. Rental expenses under operating leases for the years ended February 28, 2011, February 29, 2012 and February 28, 2013 were $15,457,321, $26,212,907 and $32,846,710, respectively.

Future minimum payments under non-cancellable operating leases as of February 28, 2013 were as follows:

Fiscal year ending
February 2014	$33,000,234
February 2015	24,952,401
February 2016	14,766,041
February 2017	7,780,280
February 2018 and after	7,679,684

Total	$88,178,640

Contingencies

As of February 28, 2013, the Group is in the process of preparing filings and applying for permits for certain learning centers. Since the contingent liability related to not meeting the filing requirements cannot be reasonably estimated, the Group does not record any liabilities.

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2011, FEBRUARY 29, 2012

AND FEBRUARY 28, 2013

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

18.                               MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. Total provisions for such employee benefits were $3,260,508, $8,827,425, and $13,672,411 for the years ended February 28, 2011, February 29, 2012 and February 28, 2013, respectively.

19.                               STATUTORY RESERVES AND RESTRICTED NET ASSETS

As stipulated by the relevant PRC laws and regulations, PRC entities are required to make appropriations from net income as determined in accordance with the PRC GAAP to non-distributable statutory reserve, which includes a statutory surplus reserve and a statutory welfare reserve (the ‘‘reserve fund’’), and a development fund. The PRC laws and regulations require that annual appropriations of 10% of after-tax income should be set aside prior to payments of dividends as statutory surplus reserve until the balance reaches 50% of the PRC entity registered capital.

In private school sector, the PRC laws and regulations require that certain amount should be set aside as development fund prior to payments of dividends. In the case of private school that requires reasonable returns, this amount should be no less than 25% of the annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount should be no less than 25% of annual increase in the net assets of the school, if any.

The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital of the entities. For the years ended February 29, 2012 and February 28, 2013, the Group made apportions of $432,678 and $421,394 to the statutory surplus reserve, respectively, and $1,829,338 and $1,367,234 to the development fund, respectively.

As a result of these PRC laws and regulations and the requirement that distribution by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserve of the Company’s PRC subsidiaries, the VIEs and VIEs’ subsidiaries and schools. As of February 29, 2012 and February 28, 2013, paid-in capital of such entities was $10,434,331 and $13,100,300, respectively, and statutory reserve was $10,502,713 and $12,291,341, respectively. The total of restricted net assets was therefore $20,937,044, and $25,391,641, respectively.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2011, FEBRUARY 29, 2012

AND FEBRUARY 28, 2013

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

20.                               SHARE-BASED COMPENSATION

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

In June 2011, the Company entered into an amendment with one of independent directors to change the vesting date for his 12,000 nonvested shares from the original date of October 19, 2011 to June 13, 2011. Additionally, on August 17, 2011, the Company modified the vesting period of another officer’s 52,500 nonvested shares, which were set to vest in three equal batches on July 27 for each of the next three years under its original terms, by stating it will all vest on August 22, 2012. Both of the modifications did not result in any incremental compensation cost and the remaining unrecognized compensation cost of $170,410 for these two persons is recognized over the remaining service period.

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2011, FEBRUARY 29, 2012

AND FEBRUARY 28, 2013

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

20.                               SHARE-BASED COMPENSATION - continued

On July 26, 2011, the Company granted 40,800 nonvested shares to employees. For each of the next succeeding four anniversaries of the date of grant, 12,000, 10,200, 10,200 and 8,400 nonvested shares vest, respectively.

On March 1, 2012, the Company granted 6,845,800 nonvested shares to employees. These nonvested shares vest as follows: (1) for the first 6,821,800 nonvested shares, 512,800, 777,600, 777,600, 777,600, 777,600, 777,600, 579,600, 579,600, 537,800, 496,000, 228,000 vests on January 26 of each year from 2012 to 2023, and (2) for the remaining 24,000 nonvested shares, 12,000, 6,000 and 6,000 vest on July 26 of each year from 2012 to 2014, respectively.

On October 19, 2012, the Company’s Board of Directors approved to amend the vesting date of certain awards from January 26, 2013 to November 26, 2012 with all other terms and conditions set forth in the original award agreement remaining the same.

The total compensation expense is recognized on a straight-line basis over the respective vesting periods. The Group recorded a related compensation expense of $5,306,472, $7,901,243, and $8,283,900 for the year ended February 28, 2011, February 29, 2012 and February 28, 2013, respectively.

Table below shows the summary of share based compensation:

	For the year ended	For the year ended	For the year ended
	February 28,	February 29,	February 28,
	2011	2012	2013

Cost of revenues	$521,387	$417,984	$105,756
Selling and marketing	975,114	1,497,266	1,814,748
General and administrative	3,809,971	5,985,993	6,363,396

Total	$5,306,472	$7,901,243	$8,283,900

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2011, FEBRUARY 29, 2012

AND FEBRUARY 28, 2013

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

20.                               SHARE-BASED COMPENSATION - continued

The activities of non-vested shares granted under the 2010 Share Incentive Plan are summarized as follows:

	Number of	Weighted
	nonvested	average grant date
	shares	fair value
Outstanding as of March 1, 2010	—	—
Granted	5,419,500	4.05
Forfeited	68,700	4.05
Vested	—	—

Outstanding as of February 28, 2011	5,350,800	4.05

Granted	586,100	5.40
Forfeited	154,550	4.42
Vested	2,379,740	4.10

Outstanding as of February 29, 2012	3,402,610	4.23

Granted	6,845,800	5.56
Forfeited	663,500	5.26
Vested	1,873,398	4.55

Outstanding as of February 28, 2013	7,711,512	5.24

As of February 28, 2013, the unrecognized compensation expense related to the non-vested share awards amounted to $26,697,018, which will be recognized over a weighted-average period of 3.7 years. The total fair value of non-vested shares that vested during the years ended February 28, 2011, February 29, 2012 and February 28, 2013 was $nil, $9,756,934 and $8,523,961,respectively.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2011, FEBRUARY 29, 2012

AND FEBRUARY 28, 2013

 (IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

21.                               DISTRIBUTION TO SHAREHOLDERS

On September 29, 2010, a $30 million cash dividend was declared to the Company’s then existing shareholders and payable upon the completion of the IPO.

On October 19, 2012, the Company declared to pay a cash dividend of US$0.25 per share to the Company’s common shareholders recorded at the close of business on December 7, 2012. $39,030,038 dividend was paid on December 27, 2012 pursuant to the declaration.

Cayman Companies Law permits, subject to a solvency test and the provisions, if any, of the Company’s memorandum and articles of association, the payment of dividends and distributions out of the additional paid-in capital account. The amount was paid in full as a reduction of additional paid-in capital.

22.                               SUBSEQUENT EVENTS

On March 1, 2013, the Company granted 564,000 non-vested shares to employees with vesting period ranging from approximate 1 year to 10 years. The fair value per non-vested shares granted was $4.46, which approximates the market price of the Company’s ADS on the New York Stock Exchange as of the grant date.

In June 2013, the Group is in the process of negotiating with Century Mingde to redeem the Group’s entire shares in Century Mingde. US$809,000 of the total purchase price had been received by June 2013 and the remaining estimated purchase price was expected to be received in the near future.