Form 20-F/A
period 2013-02-28
TAL Education Group
filed 2013-07-26
CIK 1499620

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F/A

(Amendment No. 1)

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended Feburary 28, 2013.

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

Indicate by check mark which basis of accounting the registrant has been to prepare the financial statements included in this filing:

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

☐ Yes   ☐ No

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended February 28, 2013, which was originally filed with the Securities and Exchange Commission on June 28, 2013 (the “2013 Form 20-F”), is being filed solely for purposes of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. Exhibit 101 was not previously filed.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2013 Form 20-F, or reflect any events that have occurred after the 2013 Form 20-F was originally filed.

Item 19. Exhibits

Exhibit Number	Description of Document
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*                 Furnished with the Amendment No.1 to the Annual Report on Form 20-F. XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this Amendment No. 1 on Form 20-F/A to its Annual Report on Form 20-F for the fiscal year ended February 28 2013 to be signed on its behalf by the undersigned..

TAL Educaton Group

By:	/s/ Joseph Kauffman
Name:	Joseph Kauffman
Title:	Chief Financial Officer

Date: July 26, 2013

2