Form 20-F
period 2014-02-28
TAL Education Group
filed 2014-05-12
CIK 1499620

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended February 28, 2014.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report……………………………

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

As of February 28, 2014, 78,204,146 Class A common shares, par value US$0.001 per share and 79,531,000 Class B common shares, par value US$0.001 per share were outstanding.

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

•                  “Variable Interest Entities,” or “VIEs,” refers to Beijing Xueersi Network Technology Co., Ltd., or Xueersi Network, and Beijing Xueersi Education Technology Co., Ltd., or Xueersi Education, and Beijing Dongfangrenli Science & Commerce Co., Ltd., or Beijing Dongfangrenli, all of which are domestic PRC companies in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP due to our having effective control over, and our being the primary beneficiary of, these companies; and “Consolidated Affiliated Entities” refers to our VIEs and the VIEs’ direct and indirect subsidiaries and schools;

•                  “U.S. GAAP” refers to generally accepted accounting principles in the United States;

•                  “student enrollments” refer to the cumulative total number of courses enrolled in and paid for by our students, including multiple courses enrolled in and paid for by the same student;

•                  “student retention rate” refers to the percentage of our students who subsequently enroll in one or more of our courses after enrolling in at least one course in the previous study term;

•                  “K-12” refers to the year before the first grade through the last year of high school;

•                  “RMB” or “Renminbi” refers to the legal currency of China; and

•                  “$,” “dollars” or “U.S. dollars” refer to the legal currency of the United States.

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

Item 3.                                 Key Information

A. Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statement of operations data for our company for the fiscal years ended February 29, 2012, February 28, 2013 and February 28, 2014 and the selected consolidated balance sheet data as of February 28, 2013 and February 28, 2014 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations data for our company for the fiscal years ended February 28, 2010 and February 28, 2011 and the selected consolidated balance sheet data as of February 28, 2010, February 28, 2011 and February 29, 2012 are derived from our audited consolidated financial statements not included in this annual report.

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

Our historical results are not necessarily indicative of results to be expected in any future period.

	For the Year Ended February 29/28,
	2010	2011	2012	2013	2014
	(in thousands of $, except for share, per share and per ADS data)
Consolidated Statements of Operations Data:
Net revenues	$69,289	$110,588	$177,520	$225,931	$313,895
Cost of revenues(1)	(37,434)	(56,143)	(95,587)	(115,749)	(151,543)
Gross profit	31,855	54,445	81,933	110,182	162,352
Operating expenses
Selling and marketing(1)	(5,591)	(9,935)	(23,166)	(27,674)	(35,761)
General and administrative(1)	(10,854)	(19,085)	(37,815)	(51,125)	(70,300)
Impairment losses on long-term prepayment	—	—	—	(594)	—
Impairment losses on intangible assets and goodwill	—	—	(140)	—	—
Total operating expenses	(16,445)	(29,020)	(61,121)	(79,393)	(106,061)
Government subsidies	—	149	213	632	1,105
Income from operations	15,410	25,574	21,025	31,421	57,396
Interest income	324	1,346	3,500	5,344	9,438
Interest expense	(41)	(58)	—	—	—
Other (expenses) / income	(124)	1	4,180	776	102
Impairment loss on long-term investment	—	—	(235)	—	—
Gain on investment in Century Mingde	—	—	—	—	297
Gain from sales of available-for-sale securities	—	6	—	—	53
Gain on extinguishment of liabilities	—	134	—	—	—
Income before income tax provision	15,569	27,003	28,470	37,541	67,286
Provision for income tax	(1,365)	(2,628)	(4,156)	(4,101)	(6,680)
Net income from continuing operations	14,204	24,375	24,314	33,440	60,606
Net income/(loss) from discontinued operations, net of taxes	41	(334)	—	—	—

	For the Year Ended February 29/28,
	2010	2011	2012	2013		2014
	(in thousands of $, except for share, per share and per ADS data)
Net income	14,245	24,041	24,314	33,440		60,606
Net income attributable to common shareholders of TAL Education Group	14,245	24,041	24,314	33,440		60,606
Net income per common share
Basic from continuing operations	$0.11	$0.18	$0.16	$0.21		$0.39
Basic from discontinued operations	$0.00	$(0.00)	—	—		—
Total—Basic	$0.11	$0.18	$0.16	$0.21		$0.39
Diluted from continuing operations	$0.11	$0.18	$0.16	$0.21		$0.38
Diluted from discontinued operations	$0.00	$(0.00)	—	—		—
Total—Diluted	$0.11	$0.18	$0.16	$0.21		$0.38
Net income per ADS(2)
Basic from continuing operations	$0.23	$0.36	$0.32	$0.43		$0.77
Basic from discontinued operations	$0.00	$(0.00)	—	—		—
Total—Basic	$0.23	$0.36	$0.32	$0.43		$0.77
Net income per ADS(2)
Diluted from continuing operations	$0.23	$0.35	$0.31	$0.43		$0.76
Diluted from discontinued operations	$0.00	$(0.00)	—	—		—
Total—Diluted	$0.23	$0.35	$0.31	$0.43		$0.76
Cash Dividends per common share	—	$0.24 (3)	—	$0.25	(4)	—
Weighted average shares used in calculating net income per common share and dividends per common share
Basic	120,000,000	131,911,539	154,000,219	155,607,458		156,726,994
Diluted	125,000,000	136,445,635	155,874,381	155,631,090		159,444,928

(1)         Includes share-based compensation expenses as follows:

	For the Year Ended February 29/28,
	2010	2011	2012	2013	2014
	(in thousands of $, except for share, per share and per ADS data)
Cost of revenues	—	$521	$418	$106	$48
Selling and marketing	—	975	1,497	1,815	1,161
General and administrative	—	3,810	5,986	6,363	7,136
Total	—	5,306	7,901	8,284	8,345

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

(4)        In December 2012, we paid a $39 million cash dividend to our shareholders of record as of December 7, 2012. Ours issued and outstanding share capital as of December 7, 2012 consisted of 68,314,150 Class A common shares and 87,806,000 Class B common shares.

	For the Year Ended February 29/28,
	2010	2011	2012	2013	2014
	(in thousands of $, except for share, per share and per ADS data)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	$50,752	$173,166	$188,580	$185,081	$269,931
Total assets	65,504	217,770	294,653	316,042	427,599
Deferred revenue	29,408	50,678	85,594	102,514	132,401
Total liabilities	38,578	62,719	104,536	124,597	167,603
Net assets	26,926	155,051	190,117	191,445	259,996
Series A convertible redeemable preferred shares	9,000	—	—	—	—
Total equity	17,926	155,051	190,117	191,445	259,996

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business

If we are not able to continue to attract students to enroll in our courses, our business and prospects will be materially and adversely affected.

The success of our business depends primarily on the number of students enrolled in our courses. Therefore, our ability to continue to attract students to enroll in our courses is critical to the continued success and growth of our business. This in turn will depend on several factors, including our ability to continue to develop new programs and enhance or adapt existing programs to respond to changes in market trends, student demands and government policies, expand our geographic reach, manage our growth while maintaining consistent and high teaching quality, effectively market our programs to a broader base of prospective students, develop additional high-quality educational content and respond effectively to competitive pressures. If we are unable to continue to attract students to enroll in our courses, our revenues may decline, which may have a material adverse effect on our business, financial condition and results of operations.

We may not be able to continue to recruit, train and retain qualified teachers, who are critical to the success of our business and effective delivery of our tutoring services to students.

Our teachers are critical to the quality of our services and our reputation. We seek to hire qualified and dedicated teachers who deliver effective and inspirational instruction. There is a limited pool of teachers with these attributes, and we must provide competitive compensation packages to attract and retain such qualified teachers. We must also provide continued training to our teachers to ensure that they stay abreast of changes in student demands, academic standards and other key trends necessary to teach effectively. Although we have not experienced major difficulties in recruiting, training or retaining qualified teachers in the past, we may not be able to recruit, train and retain a sufficient number of qualified teachers in the future to keep pace with our growth while maintaining consistent teaching quality in the different markets we serve. A shortage of qualified teachers or a decrease in the quality of our teachers’ services, whether actual or perceived, or a significant increase in compensation for us to retain qualified teachers, would have a material adverse effect on our business, financial condition and results of operations.

We may not be able to improve the content of our existing courses or to develop new courses or services in a timely or cost-effective manner.

We constantly update and improve the content of our existing courses and develop new courses or services to meet changing market demands. Revisions to our existing courses and our newly developed courses or services may not be well received by existing or prospective students or their parents. If we cannot respond effectively to changes in market demands, our business may be adversely affected. Even if we are able to develop new courses or services that are well received, we may not be able to introduce them in a timely or cost-effective manner. If we do not respond adequately to changes in market demands, our ability to attract and retain students may be impaired and our financial results could suffer.

Offering new courses or services or modifying existing courses may require us to make investments in content development, increase marketing efforts and re-allocate resources away from other uses. We may have limited experience with the content of new courses or services and may need to adjust our systems and strategies to incorporate new courses or services into our existing offerings. If we are unable to continuously improve the content of our existing courses, or offer new courses or services in a timely or cost-effective manner, our results of operations and financial condition could be adversely affected.

If we are not able to maintain and enhance our brand, our business and operating results may be harmed.

We believe that market awareness of our “Xueersi” brand has contributed significantly to the success of our business, and that maintaining and enhancing our brand is critical to maintaining our competitive advantage. If we are unable to successfully promote and market our brand and services, our ability to attract new students could be adversely impacted and, consequently, our financial performance could suffer. We mainly rely on word-of-mouth referrals to attract prospective students. We also use marketing tools such as the Internet, public lectures, outdoor advertising campaigns, and distribution of marketing materials to promote our brand and service offerings. In order to maintain and increase our brand recognition and promote our new service offerings, we have increased our marketing personnel and expenses over the last several years. We have also sought to strengthen recognition for our other brands, such as our “Haoweilai” brand, which is the umbrella brand for all our brands, our “Zhikang” brand, through which we offer personalized premium services, our “Mobby” brand, through which we offer young learners tutoring services for students aged three through eight, our “Lejiale” brand, through which we offer English subject tutoring services and our “Dongxuetang” brand, through which we offer our Chinese subject tutoring services. A number of factors could prevent us from successfully promoting our brand, including student dissatisfaction with our services and the failure of our marketing tools and strategies to attract prospective students. If we are unable to maintain and enhance our “Xueersi” brand, successfully develop additional brands, or utilize marketing tools in a cost-effective manner, our revenues and profitability may suffer.

Moreover, we offer a variety of courses to primary, middle and high school students in some of the largest cities in China. As we continue to grow in size, expand our course offerings and extend our geographic reach, it may be more difficult to maintain quality and consistent standards of our services and to protect and promote our brand name.

Furthermore, we cannot assure you that our sales and marketing efforts will be successful in further promoting our brand in a cost-effective manner. If we are unable to further enhance our brand recognition and increase awareness of our services, or if we incur excessive sales and marketing expenses, our business and results of operations may be materially and adversely affected.

Our historical financial and operating results, growth rates and profitability may not be indicative of future performance.

Although we commenced operations in 2003, we have experienced our significant growth in terms of employees, operations and revenues in recent years. Our net revenues increased from $177.5 million in the fiscal year ended February 29, 2012 to $225.9 million in the fiscal year ended February 28, 2013, and further to $313.9 million in the fiscal year ended February 28, 2014. Any evaluation of our business and our prospects must be considered in light of the risks and uncertainties encountered by companies at our stage of development. In addition, the after-school tutoring service market in China is still at an early stage of development, which makes it difficult to evaluate our business and future prospects. Furthermore, our results of operations may vary from period to period in response to a variety of other factors beyond our control, including general economic conditions and regulations or government actions pertaining to the private education service sector in China, changes in spending on private education, our ability to accurately predict cost of revenues and operating expenses, and non-recurring charges incurred in connection with acquisitions or minority stake investments or other extraordinary transactions or under unexpected circumstances. Due to the above factors, our historical financial and operating results, growth rates and profitability may not be indicative of our future performance and you should not rely on our past results or our historic growth rates as indications of our future performance.

If our students’ level of performance deteriorates or satisfaction with our services declines, they may decide to withdraw from our courses and request refunds and our business, financial condition, results of operations and reputation would be adversely affected.

The success of our business depends on our ability to deliver a satisfactory learning experience and improved academic results. Our tutoring services may fail to improve a student’s academic performance and a student may perform below expectations even after completing our courses. Additionally, student and parent satisfaction with our services may decline. A student’s learning experience may also suffer if his or her relationship with our teachers does not meet expectations. We generally offer refunds for remaining classes to students who withdraw from a course. If a significant number of students fail to improve their academic performance after attending our courses or if their learning experiences with us are unsatisfactory, they may decide to withdraw from our courses and request refunds, and our business, financial condition, results of operations and reputation would be adversely affected.

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

Our student enrollments may decrease due to intense competition. Some of our competitors may have more resources than we do. These competitors may be able to devote greater resources than we can to the development, promotion and sale of their programs, services and products and respond more quickly than we can to changes in student needs, testing materials, admission standards, market trends or new technologies. In addition, some smaller local companies may be able to respond more quickly to changes in student preferences in some of our targeted markets. Moreover, the increasing use of the Internet and advances in Internet- and computer-related technologies, such as web video conferencing and online testing simulators, are eliminating geographic and physical facility-related entry barriers to providing private education services. As a result, smaller local companies or Internet-content providers may be able to use the Internet to offer their programs, services and products quickly and cost-effectively to a large number of students with less capital expenditure than previously required. Consequently, we may be required to reduce course fees or increase spending in response to competition in order to retain or attract students or pursue new market opportunities, which could result in a decrease in our revenues and profitability. We will also face increased competition as we expand our operations. We cannot assure you that we will be able to compete successfully against current or future competitors. If we are unable to maintain our competitive position or otherwise effectively respond to competition, we may lose our market share and our profitability may be adversely affected.

Failure to effectively and efficiently manage the expansion of our service network may materially and adversely affect our ability to capitalize on new business opportunities.

Our business has experienced growth in recent years. The number of our learning centers increased from 270 as of February 29, 2012 to 274 as of February 28, 2014. We plan to continue to expand our operations in different geographic markets in China. Establishing new learning centers poses challenges and requires us to make investments in management, capital expenditures, marketing expenses and other resources. The expansion has resulted, and will continue to result, in substantial demands on our management and staff as well as our financial, operational, technological and other resources. In addition, our new learning centers typically incur pre-opening costs and may incur losses during the initial ramp-up stage since we incur rent, salary and other operating expenses for new learning centers regardless of any revenues we may generate. If the ramp-up of our new learning centers is slower than expected, whether due to our inability to attract sufficient student enrollments or charge hourly rates for our courses that are high enough for us to recover our costs, our overall financial performance may be materially and adversely affected. Our planned expansion will also place significant pressure on us to maintain teaching quality and consistent standards, controls and policies to ensure that our brand does not suffer as a result of any decrease, whether actual or perceived, in the quality of our programs. To manage and support our expansion, we must improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers and management personnel as well as other administrative and marketing personnel. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, maintain or accelerate our current growth rate, maintain or increase our gross and operating profit margins, recruit and retain qualified teachers and management personnel, successfully integrate new learning centers into our operations and otherwise effectively manage our growth. If we are not successful in effectively and efficiently managing our expansion, we may not be able to capitalize on new business opportunities, which may have a material and adverse impact on our financial condition and results of operations.

If we fail to successfully execute our growth strategies, our business and prospects may be materially and adversely affected.

Our growth strategies include further penetrating our existing markets, extending our geographic reach into new regions, further developing our online course offerings and online education platform, and expanding our Mobby tutoring services. We may not succeed in executing our growth strategies due to a number of factors, including, without limitation, the following:

•                  we may fail to identify, and effectively market our services in, new markets with sufficient growth potential into which to expand our network or promote new courses in existing markets;

•                  it may be difficult to increase the number of learning centers in more developed cities;

•                  we may not be able to continue to replicate our successful growth model in Beijing and Shanghai to other geographic markets, and may experience decline in our Beijing and/or Shanghai businesses that would offset the growth we are experiencing in other geographic markets;

•                  our analysis for selecting suitable new locations may not be accurate and the demand for our services at such new locations may not materialize or increase as rapidly as we expect;

•                  we may fail to obtain the requisite licenses and permits necessary to open learning centers at our desired locations from local authorities or face risks in opening without the requisite licenses and permits;

•                  we may not be able to manage our personalized premium services business efficiently and cost-effectively;

•                  we may not be able to continue to enhance our online offerings or expand them to new markets, generate profits from online offerings, or adapt online offerings to changing student needs and technological advances such that we will continue to face significant student acquisition costs in the markets we enter; and

•                  we may fail to be profitable in our new tutoring business and may encounter obstacles in expanding our Mobby tutoring business to other markets.

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

Our services in Beijing and Shanghai currently contribute most of our revenues. We derived approximately 88.5%, 77.4% and 65.9% of our total net revenues for the fiscal years ended February 29, 2012, February 28, 2013 and February 28, 2014, respectively, from these two cities. Although revenues from our services provided in other cities have grown in recent years, we expect that our services in Beijing and Shanghai will continue to be the main source of our revenues for the foreseeable future. If either city experiences an event negatively affecting its private education market, such as a serious economic downturn, natural disaster or outbreak of contagious disease, adopts regulations relating to private education that place additional restrictions or burdens on us, or experiences an increase in the level of competition for the types of services we offer, our overall business and results of operations may be materially and adversely affected.

If we fail to manage our personalized premium services business efficiently and cost-effectively, our business and prospects could be harmed.

The expansion of our personalized premium services business has entailed and may continue to entail significant investment of human capital, financial resources and management time and attention as such one-on-one tutoring services impose a different set of requirements on our teachers and many other aspects of our operations than small classes, which currently constitute the main format of our service offerings. If we fail to manage our personalized premium services business efficiently and cost-effectively, it could have an adverse effect on our business and prospects.

Failure to adequately and promptly respond to changes in PRC laws and regulations on school curriculum, examination systems and admission standards in China could render our courses and services less attractive to students.

Under China’s education system, school admissions rely heavily on examination results. College and high school entrance examinations in most cases are mandatory for high schools and middle school graduates to gain admission to colleges and high schools, respectively, and therefore, a student’s performance in these examinations is critical to his or her education and future employment prospects. Although examinations are not required for entering middle schools, many key middle schools administer their own assessment processes to disqualify prospective students. It is therefore common for students to take after-school tutoring classes to improve performance, and the success of our business to a large extent depends on the continued use of assessment process by high schools and colleges in their admissions. However, such heavy emphasis on examination scores may decline or fall out of favor with educational institutions or education authorities in China.

There are continuous changes in the focus of the subjects and questions tested in high school and college entrance exams in China, the format of the tests, the manner in which the tests are administered and college admission standards in China. These changes require us to continually update and enhance our curriculum, course materials and teaching methods. Any inability to track and respond to these changes in a timely and cost-effective manner would make our services and products less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students. For example, the Ministry of Education, or MOE, promulgated new curriculum standards for primary and secondary schools in China covering 19 subjects, including mathematics, Chinese and English, in December 2011. These new curriculum standards began taking effect in the fall semester of 2012. We have completed the process of adapting our tutoring programs and materials to these new curriculum requirements. However, any failure to respond in a timely and cost-effective manner to such changes will adversely impact the marketability of our services and products.

Regulations and policies which de-emphasize scholastic competition achievements in college and high school admissions have had, and may continue to have, an impact on our enrollments. Our business in Beijing has been affected by the change in policy on the use of mathematical Olympiad competition results for admission to key middle schools. Following the MOE’s amendment of its “extra credit policy” in November 2010 to limit the number of extra scores Olympiad competition winners may receive for their college entrance examination and in compliance with the Implementation Opinions on Standardizing Educational Changes and Adjusting Arbitrary Educational Changes in 2013, which relate to the admissions processes of high schools, certain local educational authorities promulgated policies limiting the role of Olympiad competitions in the admission process of high schools and middle schools. In February 2013, the Beijing Municipal Education Commission issued a Notice on Mitigating Schoolwork-Related Stress on Students in Primary and Secondary Schools, which, among other things, prohibit public schools from cooperating with or authorizing private training organizations to offer after-school tutoring services for the purpose of enrolling students in such public schools. This policy has generally resulted in a decrease in the demand for mathematical Olympiad competition courses, which in turn has also affected the enrollments in our mathematics classes as well as our personalized premium services business. In addition, the MOE issued the Implementation Opinions on Further Improving the Exam-exemption and Nearest Schooling Enrollment Work in Secondary Schools on January 14, 2014 to clarify that local educational administrative departments at all levels, public schools and private schools are not allowed to use examinations to select their students. Public schools may not use various competitions or examinations as the selection method for enrollment. The general office of the MOE issued the Notice on Further Improving the Compulsory School Exam-exemption and Nearest Schooling Enrollment Work in Main Cities to the provincial and municipal educational administrative departments in Beijing, Tianjin, Liaoning, Jilin, Heilongjiang, Shanghai, Jiangsu, Zhejiang, Fujian, Shandong, Hubei, Guangdong, Chongqing, Sichuan, Shanxi, Dalian, Qingdao, Ningbo, Xiamen and Shenzhen on January 28, 2014 to further request that all the primary schools and secondary schools in main cities implement this notice gradually from now to 2017 and put an end to the entrance examinations and the link between entrance examinations and enrollment. These policies were published recently and have not resulted in a decrease in the demand for any of our services so far. However, we cannot ensure that they will not adversely affect the performance of our after-school tutoring business and personalized premium services that target students in primary schools.

Also, education authorities in Yunnan Province stopped administering provincial-level high school entrance examinations in 2010. High school admissions in Yunnan Province have since then been based on a combination of middle school examination results that have replaced raw scores with letter grades and comprehensive evaluations of students’ aptitude and performance by their middle schools. Yunnan Province also began to prohibit subject competitions in primary and secondary schools in November 2009. Although we do not offer after-school tutoring services in Yunnan Province, nor do we expect to do so in the near future, it is possible that the local governments in the areas where we have operations may adopt similar measures. Furthermore, approximately 90 universities in China have been allowed to recruit generally no more than 5% of their students through independently administered examinations and admission procedures in recent years. In some provinces, such as Hubei, this proportion was reported to be increased to 8% in 2012. Candidates for admission to those universities are still required to take college entrance examinations and meet certain threshold requirements, but their college entrance exam scores are no longer the sole determining factor in the admission processes of those universities. If we fail to adjust our services to respond to any such material changes, our business may be materially and adversely affected. In addition, admission and assessment processes in China constantly undergo changes and development in terms of subject and skill focus, question type, examination format and the manner in which processes are used. We are therefore required to continually update and improve our curriculum, course materials and our teaching methods. A failure to track and respond to any such changes in a timely and cost-effective manner could make our courses and services less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students and in turn have a material adverse effect on our business, financial condition and results of operations.

Accidents or injuries suffered by our students or other people on our premises may adversely affect our reputation, subject us to liability and cause us to incur substantial costs.

Although we carry certain liability insurance for our students and their parents, in the event of accidents or injuries or other harm to students or other people on our premises, including those caused by or otherwise arising from the actions of our employees or contractors on our premises, our facilities may be perceived to be unsafe, which may discourage prospective students from attending our classes. We could also face claims alleging that we were negligent, provided inadequate supervision to our employees or contractors and therefore should be held jointly liable for harm caused by them or are otherwise liable for injuries suffered by our students or other people on our premises. For instance, in 2012, three students were injured while attending a physics laboratory class in Beijing. We have paid for the medical and related expenses and/or negotiated settlements with the families of these three students, and while we have liability insurance policies, such policies only covered a small portion of the compensation. Although we have since enhanced preventive measures to avoid similar incidents, we cannot assure you that there will be no similar incidents in the future. A material liability claim against us or any of our teachers or independent contractors could adversely affect our reputation, enrollment and revenues. Even if unsuccessful, such a claim could create unfavorable publicity, cause us to incur substantial expenses and divert the time and attention of our management.

Our new courses and services may compete with our existing offerings.

We are constantly developing new courses and services to meet changes in student demands, school curriculum, testing materials, admission standards, market trends and technologies. While some of the courses and services that we develop will expand our current offerings and increase student enrollment, others may compete with or render obsolete our existing offerings without increasing our total student enrollment. For example, our online courses might attract students away from our classroom-based courses. If we are unable to increase our total student enrollment and profitability as we expand our course and service offerings, our business and growth may be adversely affected.

If we are not able to continually enhance our online courses and services and adapt to rapid changes in technological demands and student needs, we may lose market share and our business could be adversely affected.

Widespread use of the Internet for educational purposes is a relatively recent occurrence, and the market for Internet-based courses and services is characterized by rapid technological changes and innovations, as well as unpredictable product life cycles and user preferences. We have limited experience with online courses and services. We must be able to adapt quickly to changing student needs and preferences, technological advances and evolving Internet practices in order to compete successfully in online education. Ongoing enhancement of our online offerings and technologies may entail significant expenses and technological risks, and we may not be able to use new technologies effectively and may fail to adapt to changes in the online education market on a timely and cost-effective basis. We began offering online courses through our www.xueersi.com in 2010 and revenues generated from our online course offerings through www.xueersi.com accounted for 3.2%, 3.1% and 3.0% of our total net revenues in the fiscal years ended February 29, 2012, February 28, 2013 and February 28, 2014, respectively. We expect that revenues from our online course offerings will increase. However, if improvements to our online offerings and technologies are delayed, result in systems interruptions or are not aligned with market expectations or preferences, we may lose market share and our growth prospects could be adversely affected.

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

Our office space and service and learning centers are presently mainly located on leased premises. We purchased 7,582 square meters of building space in Beijing in July 2011, which we renovated as offices in the fiscal year ended February 28, 2013. With respect to our leased premises, at the end of each lease term, which generally ranges from one to six years, we must negotiate an extension of the lease and if we are not able to negotiate an extension on terms acceptable to us, we will be forced to move to a different location, or the rent may increase significantly. This could disrupt our operations and adversely affect our profitability. All of our leases are subject to renewal at market prices, which could result in a substantial rent increase at each time of renewal. We compete with many other businesses for sites in certain prime locations and some landlords may have entered into long-term leases with our competitors for these locations. As a result, we may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could adversely affect our business. In addition, a few of our lessors have not been able to provide us with copies of title certificates or other evidencing documents to prove that they have authorization to lease the properties to us. We also have not registered most of our lease agreements with the relevant PRC governmental authorities as required by relevant PRC law. As of the date of this annual report, we are not aware of any actions, claims or investigations threatened against us or our lessors with respect to the defects in our leasehold interests. We were aware of the defects when we entered into those leases. In many cases, we entered into leases upon promises from the lessors that relevant certificates and authorizations would be delivered at a later time, which did not eventually materialize. Our business and legal teams followed an internal guideline to identify and assess risks in connection with leasing the properties, and a final business decision was made after our analysis of the likely impact of the defects on the leasehold interests and the value of the properties to our expansion plan. However, there is no assurance that our decision would always lead to the favorable outcome we expected to achieve. If any of our leases are terminated as a result of challenges by third parties or government authorities for lack of title certificates or proof of authorization to lease, we do not expect to be subject to any fines or penalties but we may be forced to relocate the affected learning centers and incur additional expenses relating to such relocation. If we fail to find suitable replacement sites in a timely manner or on terms acceptable to us, our business and results of operations could be materially and adversely affected.

Capacity constraints of our teaching facilities could cause us to lose students to our competitors.

The teaching facilities of our physical network are limited in size and number of classrooms. We may not be able to admit all students who would like to enroll in our courses due to the capacity constraints of our teaching facilities. This would deprive us of the opportunity to serve them and to potentially develop a long-term relationship with them for continued services. If we fail to expand our physical capacity as quickly as the demand for our classroom-based services grows, we could lose potential students to our competitors, and our results of operations and business prospects could suffer.

If we fail to protect our intellectual property rights, our brand and business may suffer.

We consider our copyrights, trademarks, trade names, Internet domain names and other intellectual property rights invaluable to our ability to continue to develop and enhance our brand recognition. Unauthorized use of our copyrights, trademarks, trade names and domain names may damage our reputation and brands. Our “Xueersi” brand and logo is a registered trademark in China. Our proprietary curricula and course materials are protected by copyrights. However, preventing copyright, trademark, trade name, Internet domain name and other intellectual property rights infringement or misuse could be difficult, costly and time-consuming, particularly in China. The measures we take to protect our copyrights, trademarks and other intellectual property rights are currently based upon a combination of trademark and copyright laws in China and may not be adequate to prevent unauthorized uses. Furthermore, application of laws governing intellectual property rights in China is uncertain and evolving, and could involve substantial risks to us. There have been several incidents in the past where third parties used our brand “Xueersi” without our authorization, and on occasion we have needed to resort to litigation to protect our intellectual property rights. In addition, we are still in the process of applying for the registration in China of the trademarks for our “Haoweilai” brand. We cannot assure you that the relevant governmental authorities will grant us the approval to register such trademarks. As a result, we may be unable to prevent third parties from utilizing this brand name, which may have an adverse impact on our brand image. If we are unable to adequately protect our trademarks, copyrights and other intellectual property rights in the future, we may lose these rights, our brand name may be harmed, and our business may suffer materially. Furthermore, our management’s attention may be diverted by violations of our intellectual property rights, and we may be required to enter into costly litigation to protect our proprietary rights against any infringement or violation.

We may encounter disputes from time to time relating to our use of the intellectual property of third parties.

We cannot assure you that our courses and marketing materials, online courses, products, and platform or other intellectual property developed or used by us do not or will not infringe upon valid copyrights or other intellectual property rights held by third parties. We may encounter disputes from time to time over rights and obligations concerning intellectual property, and we may not prevail in those disputes. We have adopted policies and procedures to prohibit our employees and contractors from infringing upon third-party copyright or intellectual property rights. However, we cannot assure that our teachers or other personnel will not, against our policies, use third-party copyrighted materials or intellectual property without proper authorization in our classes, on our websites, at any of our locations or via any medium through which we provide our programs. Our users may also post unauthorized third-party content on our websites. We may incur liability for unauthorized duplication or distribution of materials posted on our websites or used in our classes. We have been involved in claims against us alleging our infringement of third-party intellectual property rights and we may be subject to such claims in the future. Any such intellectual property infringement claim could result in costly litigation and divert our management attention and resources.

If we fail to negotiate or integrate successfully any future acquisitions or if the value of our investment declines, our business and operating results could be adversely affected.

We may acquire or make minority stake investments in additional businesses in the future. We may not have any control over the businesses or operations of our minority stake investments. If we are unable to successfully integrate the acquired businesses, or if the value of the investment declines over time, it could harm our business and operating results. In addition, if the businesses we acquire or invest in do not subsequently generate the anticipated financial performance or if another goodwill impairment test triggering event occurs, we may need to revalue or write down the value of goodwill and other intangible assets in connection with such acquisitions, which would harm our results of operations. For example, in July 2008 we acquired schools in Wuhan, Jianli and Qianjiang, Hubei Province, for $1.6 million, $0.2 million and $0.2 million, respectively. However, subsequent financial performances at these schools were not in line with our expectations at the time of purchase and as a result, we recognized an aggregate impairment loss on goodwill of $1.2 million on these acquisitions for the fiscal year ended February 28, 2009. We discontinued our operation of the two schools in Jianli and Qianjiang during the fiscal year ended February 28, 2011. In the fiscal year ended February 29, 2012, we recognized a goodwill impairment loss of $0.1 million relating to a purchase of a business in Tianjin in March 2008. In January 2014, we made a minority equity investment in BabyTree Inc. for total cash consideration of $23.5 million, which along with other investments may need to be revalued or written down in the future.

In addition, we may find it necessary or desirable to invest in or acquire other businesses to remain competitive or to expand our business, but may be unable to identify appropriate acquisition or strategic investment targets. If we identify an appropriate acquisition or investment target, we may not be able to negotiate the terms of the acquisition or investment successfully, finance the proposed transaction or integrate the relevant businesses into our existing business and operations. Furthermore, as we often do not have control over the companies in which we only have minority stake, we cannot ensure that these companies always will comply with applicable laws and regulations in their business operations. Material non-compliance by our investees may cause substantial harms to our reputations and the value of our investment.

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

We have limited liability insurance coverage for our students and their parents in all of our learning centers, except for our learning and service centers in Jinan. A successful liability claim against us due to injuries suffered by our students or other people on our premises could materially and adversely affect our financial conditions, results of operations and reputation. Even if unsuccessful, such a claim could cause adverse publicity to us, require substantial cost to defend and divert the time and attention of our management. For more information, see “Item 3.D.—Key Information—Risk Factors—Risks Related to Our Business—Accidents or injuries suffered by our students or other people on our premises may adversely affect our reputation, subject us to liability and cause us to incur substantial costs.” In addition, we do not have any business disruption insurance. Any business disruption event could result in substantial cost to us and diversion of our resources.

System disruptions to our websites or computer systems or a leak of student data could damage our reputation and limit our ability to retain students and increase student enrollment.

The performance and reliability of our websites and computer systems is critical to our reputation and ability to retain students and increase student enrollment. Any system error or failure, or a sudden and significant increase in online traffic, could disrupt or slow access to our websites. We cannot assure you that we will be able to expand our online infrastructure in a timely and cost-effective manner to meet the increasing demands of our students and their parents. In addition, our computer systems store and process important information including, without limitation, class schedules, registration information and student data and could be vulnerable to interruptions or malfunctions due to events beyond our control, such as natural disasters and technology failures. For instance, we have in the past experienced interruptions to our operations due to temporary computer system failures. Although we have a daily backup system that runs on different servers for our operating data, we may still lose important student data or suffer disruption to our operations if there is a failure of the database system or the backup system. In addition, computer hackers, foreign governments or cyber terrorists may attempt to penetrate our network security and our website. Unauthorized access to our proprietary business information or customer data may be obtained through break-ins, sabotage, breach of our secure network by an unauthorized party, computer viruses, computer denial-of-service attacks, employee theft or misuse, breach of the security of the networks of our third party providers, or other misconduct. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our network security or our website change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. It is also possible that unauthorized access to customer data may be obtained through inadequate use of security controls by customers. We would suffer economic and reputational damages if a technical failure of our systems or a security breach compromises student data, including identification or contact information, although there has not been any compromise in the past. Any disruption to our computer systems could therefore have a material adverse effect on our on-site operations and ability to retain students and increase student enrollments.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Our business could be materially and adversely affected by natural disasters or widespread epidemics. On May 12, 2008 and April 20, 2013, severe earthquakes affected parts of Sichuan province in southeastern China, and on April 14, 2010, several earthquakes hit parts of Qinghai province in western China, resulting in significant numbers of casualties and property damages. In April 2009, a new strain of influenza A virus subtype H1N1, commonly known as “swine flu,” was first discovered in North America and quickly spread to other parts of the world, including China. In early June 2009, the World Health Organization declared the outbreak to be a pandemic. Starting from March 2013, H7N9 bird flu, a new strain of animal influenza, has been spreading in China and has infected more than a hundred people. While we did not suffer any material loss or experience any significant increase in costs as a result of the earthquakes, H1N1 swine influenza or H7N9 bird flu, if a similar disaster or epidemics, including severe acute respiratory syndrome, were to occur in the future and affect any of the cities in which we have major operations, our student attendance and our business could be materially and adversely affected.

Failure to maintain effective internal controls over financial reporting could cause us to inaccurately report our financial result or fail to prevent fraud and have a material adverse effect on our business, results of operations and the trading price of our ADSs.

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

Our management has concluded that our internal control over financial reporting was effective as of February 28, 2014, and our independent registered public accounting firm has issued an attestation report which concludes that our internal control over financial reporting was effective in all material aspects as of February 28, 2014. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. In addition, we need to continue to evaluate the consolidation of our VIEs and VIEs’ subsidiaries and schools given the change in the ownership or voting power of the Company by the nominee shareholders of the VIEs. As a result, although we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act of 2002, any failure to maintain effective internal controls over financial reporting could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs.

Increases in labor costs in the PRC may adversely affect our business and our profitability.

The economy of China has been experiencing increases in inflation and labor costs in recent years. China’s consumer price index, the broadest measure of inflation, rose 2.0% from February 2013 to February 2014. The overall economy and the average wage in the PRC are expected to continue to grow. The average wage level for our employees has increased in recent years. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. It is up to the relevant government agencies to determine whether an employer has made adequate payments of the requisite statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our students by increasing prices for our services or improving the utilization of our teachers and our staff, our profitability and results of operations may be materially and adversely affected.

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

We may be classified as a passive foreign investment company under U.S. tax law, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or common shares.

Depending upon the value of our assets based, in part, on the market value of our common shares and ADSs and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. Based on our current income and assets and projections as to the value of our ADSs, we do not expect to be classified as a PFIC for the taxable year ended February 28, 2014. While we do not anticipate becoming a PFIC, there is a risk that we may become a PFIC for our current taxable year ending on February 28, 2015 and future taxable years because of our significant cash balances and because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs. Accordingly, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or any subsequent taxable year.

We will be classified as a PFIC for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. Although the law in this regard is unclear, we treat our VIEs and their respective subsidiaries as being owned by us for United States federal income tax purposes, not only because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their operating results in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIEs and their respective subsidiaries for United States federal income tax purposes, we would likely be treated as a PFIC for our current and any subsequent taxable year. Because of the uncertainties in the application of the relevant rules and because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets, there can be no assurance that we will not be a PFIC for any taxable year.

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

We adopted a share incentive plan in June 2010 that permits granting of options to purchase our Class A common shares, restricted shares, restricted share units, share appreciation rights, dividend equivalent rights and other instruments as deemed appropriate by the administrator under the plan. In August 2013, we amended and restated our 2010 Share Incentive Plan. Pursuant to the amended and restated 2010 Share Incentive Plan, the maximum aggregate number of Class A common shares that may be issued pursuant to all awards under our share incentive plan is equal to five percent (5%) of the total issued and outstanding shares as of the date of the amended and restated 2010 Share Incentive Plan. However, the shares reserved may be increased automatically if and whenever the unissued share reserve accounts for less than one percent (1%) of the total then issued and outstanding shares, so that after the increase, the shares unissued and reserved under this plan immediately after each such increase shall equal five percent (5%) of the then issued and outstanding shares. As of April 30, 2014, 13,178,112 non-vested restricted shares under our share incentive plan previously granted to our employees, directors and consultants are outstanding. As a result of these grants and potential future grants under the plan, we have incurred and will continue to incur share-based compensation expenses. We had share-based compensation expenses of $7.9 million, $8.3 million and $8.3 million for the fiscal years ended February 29, 2012, February 28, 2013 and February 28, 2014, respectively. As of February 28, 2014, the unrecognized compensation expenses related to the non-vested restricted shares amounted to $39.2 million, which will be recognized over a weighted-average period of 4.4 years. Expenses associated with share-based compensation awards granted under our share incentive plan may materially reduce our future net income. However, if we limit the size of grants under our share incentive plan to minimize share-based compensation expenses, we may not be able to attract or retain key personnel.

Risks Related to Our Corporate Structure

If the PRC government determines that the agreements that establish the structure for operating our business in China are not in compliance with applicable PRC laws and regulations, we could be subject to severe penalties.

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing education services outside China. None of our offshore holding companies is an educational institution or provides education services. To comply with PRC laws and regulations, we have entered into a series of contractual arrangements among Beijing Century TAL Education Technology Co., Ltd., or TAL Beijing, on the one hand, and Xueersi Education, Xueersi Network, Beijing Dongfangrenli and their respective shareholders, subsidiaries and schools, on the other hand. We rely on the series of contractual arrangements among TAL Beijing, Xueersi Education, Xueersi Network, Beijing Dongfangrenli and their respective shareholders, subsidiaries and schools to conduct most of our services in China. We have been and are expected to continue to be dependent on our Consolidated Affiliated Entities in China to operate our education business until we qualify for direct ownership of educational businesses in China. Pursuant to our contractual arrangements with our Consolidated Affiliated Entities, we, through our wholly owned subsidiaries in China, exclusively provide comprehensive intellectual property licensing, technical and business support services to our Consolidated Affiliated Entities in exchange for payments from them. In addition, we have entered into agreements with Xueersi Education, Xueersi Network, Beijing Dongfangrenli and each of their respective shareholders, which provide us with the ability to effectively control Xueersi Education, Xueersi Network, Beijing Dongfangrenli and their respective existing and future subsidiaries and schools, as applicable.

In or around September 2011, various media sources reported that the China Securities Regulatory Commission, or the CSRC, has conducted a study and prepared a report for the State Council that contemplates new regulations on the use of contractual arrangements in the context of foreign investment in China and overseas listings of Chinese entities. However, it is unclear whether the CSRC has officially submitted this report to the State Council, what specific content such report contains, what views other government authorities take on the use of such contractual arrangements and whether and when any action may be taken by the State Council, the CSRC, the Ministry of Commerce or any other PRC government authority in this respect.

If the corporate structure and contractual arrangements through which we conduct our business in China are found to be in violation of any existing or future PRC laws or regulations, or such arrangements are determined as illegal and invalid by PRC courts, arbitration tribunals or regulatory authorities, or if we fail to obtain or maintain any of the required permits or approvals, we would be subject to potential actions by the relevant PRC regulatory authorities with broad discretion, which actions could include:

•                  revoke our business and operating licenses;

•                  require us to discontinue or restrict our operations;

•                  limit our business expansion in China by way of entering into contractual arrangements;

•                  restrict our right to collect revenues or impose fines;

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

We have entered into equity pledge agreements with Xueersi Education, Xueersi Network and Beijing Dongfangrenli and their respective shareholders to guarantee the performance of the obligations of our Consolidated Affiliated Entities under the exclusive business cooperation agreements they have entered into with us. In the registration forms submitted to the local branch of the State Administration for Industry and Commerce for the pledges over the equity interests under the equity pledge agreements, the amount of registered equity interests pledged to TAL Beijing, our wholly owned subsidiary, was RMB10 million, RMB3 million and RMB1 million for Xueersi Education, Xueersi Network and Beijing Dongfangrenli, respectively, which represents 100% of their respective registered capital. The equity pledge agreements with the shareholders of the VIEs provide that the pledged equity interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the principal service agreements and the scope of pledge shall not be limited by the amount of the registered capital of the VIEs. However, it is possible that a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt, which takes last priority among creditors.

In addition, we have not entered into agreements with our VIEs that pledge the assets of our Consolidated Affiliated Entities for the benefit of us or our wholly owned subsidiaries. Consequently, the assets of our Consolidated Affiliated Entities are not secured on behalf of our wholly owned subsidiary, and the amounts owed by our Consolidated Affiliated Entities are not collateralized. As a result, if our Consolidated Affiliated Entities fail to pay any amount due to us under, or otherwise breach, the exclusive business service agreements, we will not be able to directly seize the assets of our Consolidated Affiliated Entities. If the nominee shareholders of the VIEs do not act in the best interests of us when conflicts of interest arise, or if they act in bad faith towards us, they may attempt to cause the our Consolidated Affiliated Entities to transfer or encumber the assets of the Consolidated Affiliated Entities without our authorization. In such a scenario, we may choose to exercise our option under the call option agreements to demand the shareholders of the VIEs to transfer their respective equity interests in the VIEs to a PRC person designated by us, and we may need to resort to litigation in the PRC courts to effect such an equity interests transfer and prevent the transfer or encumbrance of the VIEs’ assets without our authorization. However, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements.

Any failure by our VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business and financial condition.

If our VIEs or any of their respective subsidiaries or schools or any of their respective shareholders fails to perform its obligations under the contractual arrangements, we may have to incur substantial costs and resources to enforce our rights under the contracts, and rely on legal remedies under the PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. For example, if the shareholders of our VIEs were to refuse to transfer their equity interest in these entities to us or our designee when we exercise the call option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, we may have to take legal actions to compel them to perform their contractual obligations.

All the material agreements under our contractual arrangements, which are summarized under “Item 4.C.—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities”, are governed by PRC law and provide for the resolution of disputes under the agreements through arbitration in Beijing. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our Consolidated Affiliated Entities, and our ability to conduct our business may be negatively affected.

The legal owners of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The four legal owners of Xueersi Education and Xueersi Network are Mr. Bangxin Zhang, Mr. Yachao Liu, Mr. Yunfeng Bai and Mr. Yundong Cao, and the three legal owners of Beijing Dongfangrenli are Mr. Bangxin Zhang, Mr. Yachao Liu and Mr. Yunfeng Bai. Mr. Zhang, Mr. Liu and Mr. Bai are shareholders and directors or officers of TAL Education Group. Mr. Cao is a beneficial owner of TAL Education Group. Mr. Bangxin Zhang, is a director of TAL Education Group and a director of Xueersi Education, Xueersi Network and Beijing Dongfangrenli. The interests of Mr. Zhang, Mr. Liu, Mr. Bai and Mr. Cao as beneficial owners of the VIEs may differ from the interests of our company as a whole, since these parties’ respective equity interests in the VIEs may conflict with their respective equity interests in our company.

We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or such conflicts will be resolved in our favor. In addition, these individuals may breach, or cause our Consolidated Affiliated Entities to breach, or refuse to renew, the existing contractual arrangements we have with them and our Consolidated Affiliated Entities. Currently, we do not have any arrangements to address potential conflicts of interest Mr. Zhang, Mr. Liu, Mr. Bai and Mr. Cao may encounter in their capacity as nominee shareholders of the VIEs (and, as applicable, as directors of the VIEs), on the one hand, and as beneficial owners of our company (and, as applicable, director and/or officers of our company), on the other hand. We rely on these individuals to abide by the laws of the Cayman Islands and China, which provide that directors and officers owe a fiduciary duty to our company that requires them to act in good faith and in the best interests of our company and not to use their positions for personal gains. If we cannot resolve any conflict of interest or dispute between us and the legal owners of the VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

The principal regulations governing private education in China are The Law for Promoting Private Education and The Implementation Rules for The Law for Promoting Private Education. Under these regulations, a private school may elect to be a school that does not require reasonable returns or a school that requires reasonable returns. At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school, if any. A private school that requires reasonable returns must publicly disclose such election and additional information required under the regulations. A private school shall consider factors such as the school’s tuition, ratio of the funds used for education-related activities to the course fees collected, admission standards and educational quality when determining the percentage of the school’s net income that would be distributed to the investors as reasonable returns. However, none of the current PRC laws and regulations provides a formula or guidelines for determining “reasonable returns.” In addition, none of the current PRC laws and regulations sets forth clear requirements or restrictions on a private school’s ability to operate its education business based on such school’s status as one that does or does not require reasonable returns.

Our schools are registered as schools that require reasonable returns in some cities and as schools that do not require reasonable returns in others. As of the date of this annual report, we have 30 affiliated schools, among which 11 have elected not to require reasonable returns and the remaining 19 have elected to require reasonable returns. The respective sponsor of each school will make such election and determine the amounts to be allocated to each school’s development fund in accordance with PRC laws and regulations. We do not believe that the election to be a school that does or does not require reasonable returns will affect amounts that may be distributed to us by means of different fee payments such as service fees. As a holding company, we rely on dividends and other distributions from our PRC subsidiaries, including TAL Beijing. TAL Beijing and its designated affiliates are entitled to receive service fees from the schools according to the relevant exclusive business cooperation agreements. We do not believe that TAL Beijing and its designated affiliates’ right to receive the service fees from the schools will be affected by such election, but if our judgment turns out to be incorrect, TAL Beijing and our other PRC subsidiaries’ ability to make distributions or pay dividends to us may be materially and adversely impacted. If a school elects to be a school that does not require reasonable return but in fact pays reasonable return to its sponsor, in extreme cases, PRC government authorities have the right to suspend the operations of the relevant school and suspend student enrollment and perhaps even to de-register the operating permits of such schools altogether, which may materially and adversely impact our business, financial condition and results of operations.

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

In 2009, the MOE, together with a few other PRC government agencies, issued implementation rules on administration of education-related fee collection, which provide, among other things, that schools that are part of the compulsory education system are not allowed to charge students additional fees for any type of after-school tutoring classes, and that public schools and their teachers, whether or not in cooperation with private schools, are prohibited from offering any type of after-school tutoring or training classes for a fee outside the school. Private schools, which are not part of the compulsory education system, generally are permitted to offer after-school tutoring services pursuant to their private school operating permits issued by the relevant PRC government authorities pursuant to the Law for Promoting Private Education and implementation rules promulgated thereunder. However, several provincial government agencies issued notices or rules applicable in their respective provinces expressly prohibiting even private schools from offering after-school tutoring classes to primary and secondary school students. Among the areas where we offer after-school tutoring services, local governments in Shanghai and Tianjin issued notices in 2004 and 2005, respectively, prohibiting private schools from offering after-school tutoring services to primary and secondary school students. Nevertheless, we are not aware of any instances in Shanghai or Tianjin where the government authorities took actions enforcing the aforementioned notices; nor have we received any notices, warnings or inquiries from these government authorities with respect to our tutoring services. In February 2013, the Beijing Municipal Education Commission issued a Notice on Reducing Schoolwork-Related Stress on Students in Primary and Secondary Schools, which, among other things, strictly prohibits private schools from offering after-school tutoring classes to primary and secondary school students. This notice came into effect in March 2013, but due to its relatively new status, there are uncertainties pertaining to its implementation. The aforementioned notices do not provide any monetary penalties for violations and thus we are not able to quantify the penalties that we may be subject to if we are deemed not to be in compliance with these notices. We are not aware of any imminent risks in connection with the aforementioned notices. However, since PRC regulatory authorities have significant discretion in interpreting and implementing rules and regulations and that regulatory enforcements can be inconsistent, we cannot assure you that we will not in the future be subject to the above mentioned regulations, fined or otherwise penalized by government authorities for offering such classes, in which case our business and operations could be materially and adversely affected.

We are required to obtain various operating licenses and permits and to make registrations and filings for our tutoring services in China; failure to comply with these requirements may materially and adversely affect our business and results of operations.

We are required to obtain and maintain various licenses and permits and fulfill registration and filing requirements in order to operate our tutoring service business. For instance, a duly approved private school will be granted a private school operating permit, and shall be registered with the Ministry of Civil Affairs or its local bureaus as a privately run non-enterprise institution. In addition, learning centers of schools must make filings with the MOE or its local bureaus. As of the date of this annual report, we have 274 learning centers in operation, of which 180 learning centers offer Xueersi Peiyou small-class tutoring services and four learning centers offer Mobby small-class tutoring services. Among the 184 learning centers, 36 learning centers have not completed filing requirements for permits or registrations. These 36 learning centers in the aggregate accounted for 9.2% of our total net revenues for the fiscal year ended February 28, 2014. If we fail to comply with applicable legal requirements, we may be subject to fines, confiscation of any gains derived from our non-compliant operations or the suspension of our non-compliant operations, which may materially and adversely affect our business and results of operations.

We are in the process of preparing filings and applying for permits for these learning centers but do not expect to complete all such filings and obtain all such permits in the near term. We have been taking steps to meet these requirements, but there is no assurance that our efforts will result in full compliance given the significant amount of discretion PRC government authorities have in interpreting, implementing and enforcing rules and regulations and due to other factors beyond our control. For example, Shenzhen Municipal Education Bureau ceased accepting applications for the establishment of new private schools between the year of 2006 and December 7, 2010. While we were preparing the application to the Shenzhen educational authorities for the operating permits in Shenzhen, two of our learning centers received notices from the local city administrative departments in March 2012 which required us to obtain the operating permits before we could continue our business in Shenzhen. Revenues from the Shenzhen area contributed 6.3% of our total revenues for the fiscal year ended February 28, 2014. We later received the private school operating permit for our school in Shenzhen from Shenzhen Municipal Education Bureau in August 2013 and completed the registration with the Shenzhen City Civil Affairs Office in November 2013. For the nine Xueersi Peiyou learning centers operated by our school in Shenzhen, we have completed the required registration with the Shenzhen Education Bureau.

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

If the relevant PRC regulatory authorities subsequently determine that personalized premium services must be operated through schools or for-profit training institutions that meet certain legal requirements, our personalized premium services business would be exposed to increased risks, which may materially and adversely affect our business and results of operations.

Substantially all of the personalized premium services we offer in Beijing are offered through Huanqiu Zhikang and Zhixuesi Beijing, our wholly owned subsidiaries, both of which are foreign-invested companies under PRC laws. Huanqiu Zhikang and Zhixuesi Beijing together with their branches have obtained business licenses from the Beijing Administration of Industry and Commerce, or AIC, expressly permitting them to conduct “educational consulting services,” which we believe covers our personalized premium services in Beijing and are not under the jurisdiction of the Beijing Municipal Education Commission based on telephone inquiries we and our PRC counsel have made to the Beijing Municipal Education Commission. For the fiscal year ended February 28, 2014, revenues from the personalized premium services of Huanqiu Zhikang and Zhixuesi Beijing contributed approximately 13.3% of our total net revenues.

In cities other than Beijing, our personalized premium services are offered mostly through the subsidiaries of our VIEs, and most of these subsidiaries have obtained business licenses from the local AIC office permitting them to conduct consulting services. However, some of the subsidiaries of our VIEs have not obtained business licenses that meet regulatory requirements. For example, Shanghai local educational authority and local AIC published provisional measures in June 2013 regarding the registration and management of for-profit educational institutions to provide the conditions and procedures for setting up for-profit private training institutions in the form of a company and further clarify that other types of companies shall not carry out educational consulting or one-on-one services. These provisional measures became effective on July 20, 2013 and will be in force for two years. We offered personalized premium services in some districts in Shanghai through companies with their business license not permitting them to conduct such consulting services and we have not yet set up companies in Shanghai to meet regulatory requirements in accordance with the aforementioned rules. In addition, six learning centers in Xi’an are operated by a subsidiary of a VIE without the scope of “educational consulting services” for the fiscal year ended February 28, 2014, revenues from the personalized premium services of such subsidiaries of our VIEs in Shanghai and Xi’an contributed approximately 1.4% of our total net revenues.

We believe that our personalized premium services fall within the scope of “for-profit training activities” and are not “educational activities” that must be under the jurisdiction of the educational authorities and thus offered through schools or educational institutions. However, the differences between “educational activities,” on the one hand, and “for-profit training activities” and “educational consulting services,” on the other hand, remain unclear under applicable PRC laws and regulations. The Law for Promoting Private Education provides that “educational activities,” which are required to be conducted through schools or educational institutions, shall be regulated by the Ministry of Education whereas “for-profit training activities” shall be regulated by the AIC in accordance with separate regulations to be issued by the State Council. To date, the State Council has not promulgated any regulations with respect to “for-profit training activities.” In July 2010, the MOE issued the National Guidance on Mid- to Long-term Education Reform and Development, which is the first guidance expressly encouraging the applicable PRC government authorities to classify, through implementing rules or regulations, activities as “for-profit training activities” to be conducted only by for-profit entities or “non-profit training or educational activities” to be conducted only by certain schools. However, to date, the AIC and MOE have not issued any such rules or regulations, and in practice, regulators in different local jurisdictions may still have different views and administrative policies on one-on-one tutoring activities. Therefore, we cannot be certain that the relevant government authorities will reach the same conclusion in the future as we have that our personalized premium services fall within the scope of “for-profit training activities” and are not “educational activities.”

If the relevant PRC regulatory authorities subsequently determine that our personalized premium services must be operated through schools or educational institutions, as opposed to through companies, or if the local AIC subsequently determines that our personalized premium services must be operated through companies that hold business licenses to cover for-profit training services or educational consulting services, we may be required to restructure our operations to offer personalized premium services through the schools owned by our VIEs. We may also be subject to fines of up to RMB100,000 for each of our subsidiaries that offers personalized premium services, suspension of our personalized premium services or other penalties, which may materially and adversely affect our business and results of operations.

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

We are a holding company and conduct substantially all of our business through our operating subsidiaries and Consolidated Affiliated Entities, which are limited liability companies established in China. We may rely on dividends paid by our subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. In particular, regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. PRC companies are also required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their statutory surplus reserves until the accumulative amount of such reserves reaches 50% of their registered capital. These reserves are not distributable as cash dividends. In addition, PRC companies may allocate a portion of their after-tax profit to their staff welfare and bonus fund at the discretion of their boards of directors. Our PRC subsidiaries and Consolidated Affiliated Entities historically have not allocated any of their after-tax profits to staff welfare and bonus funds, since there is no legal requirement to do so, but they may nevertheless decide to set aside such funds in the future. There is no maximum amount of after-tax profit that a company may contribute to such funds. Moreover, each of our affiliated schools is required to allocate certain amount of profits to its development fund for the construction or maintenance of school facilities or procurement or upgrade of educational equipment at the end of each fiscal year. See “Item 4.B. Information on the Company—Business Overview—PRC Regulation—Regulations on Private Education—The Law for Promoting Private Education and the Implementation Rules for the Law for Promoting Private Education” for a discussion on the requirements for private schools to make allocations to school development funds. Any direct or indirect limitation on the ability of our PRC subsidiaries to distribute dividends and other distributions to us could materially and adversely limit our ability to make investments or acquisitions at the holding company level, pay dividends or otherwise fund and conduct our business.

PRC laws and regulations may limit the use of the proceeds we received from our initial public offering for our investment or operations in the PRC.

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

We expect that PRC laws and regulations may continue to limit our use of proceeds from our initial public offering or from other financing sources. There are no costs associated with registering loans or capital contributions with relevant PRC government authorities, other than nominal processing charges. Under PRC laws and regulations, the PRC government authorities are required to process such approvals or registrations or deny our application within a prescribed period which is usually less than 90 days. The actual time taken, however, may be longer due to administrative delay. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to our future plans to use the U.S. dollar proceeds we receive from our initial public offering for our investment and operations in China. If we fail to receive such registrations or approvals, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and ability to fund and expand our business.

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

We believe that all of our shareholders who are PRC citizens or residents have completed their required registrations with the SAFE in accordance with Circular 75 prior to, and immediately after, the completion of our initial public offering in October 2010. Our shareholders who are PRC citizens or residents have updated their registrations with the SAFE in accordance with Circular 75 to reflect the establishment of some new subsidiaries, name changes to some of our subsidiaries and changes to their shareholding. However, we may not at all times be fully aware or informed of the identities of all of our beneficial owners who are PRC citizens or residents, and we may not always be able to compel our beneficial owners to comply with Circular 75; nor can we ensure you that their registrations, if they choose to apply, will be successful. The failure or inability of our PRC resident beneficial owners to make any required registrations or comply with these requirements may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans (including proceeds from our initial public offering in October 2010) to our China operations, limit our PRC subsidiary’s ability to pay dividends or otherwise distribute profits to us, or otherwise materially and adversely affect us.

The M&A rules establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

On August 8, 2006, six PRC regulatory agencies, namely the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and SAFE, jointly adopted regulations, commonly referred to as the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules establish procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise. We may expand our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The discontinuation of any of the preferential tax treatments currently available to us in China could adversely affect our overall results of operations.

Under the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, the statutory enterprise income tax rate is 25%, except where a special preferential rate applies. Our VIE, Xueersi Education, was qualified as a “High and New Technology Enterprise,” under the EIT Law effective January 1, 2008 and therefore was qualified for a preferential tax rate of 15%. In addition, since Xueersi Education is located in a high and new technology industrial zone in Beijing and qualified as a High and New Technology Enterprise, it was entitled to a three-year exemption from the enterprise income tax from calendar year 2006 to 2008 and a further tax reduction to a rate of 7.5% from calendar year 2009 to 2011. From January 1, 2011, Xueersi Education is eligible for re-examination of High and New Technology Enterprise status at a preferential tax rate of 15% until the end of calendar year of 2013 and is currently in the process of reapplying for qualification as a “High and New Technology Enterprise”. Our wholly owned subsidiary, TAL Beijing, was qualified as a “Newly Established Software Enterprise” under the EIT Law and therefore entitled to a two-year exemption from the enterprise income tax from calendar year 2009 to 2010 and a further tax reduction to 50% of the applicable rate from calendar year 2011 to 2013. We are currently in the process of applying for qualification as a “High and New Technology Enterprise” for TAL Beijing. Having qualified as a “Newly Established Software Enterprise” under the EIT Law, our wholly owned subsidiary, Yidu Huida, is entitled to a two-year exemption from the enterprise income tax from calendar year 2011 to 2012 and a further tax reduction to 50% of the applicable rate from calendar year 2013 to 2015. Our wholly owned subsidiary Beijing Xintang Sichuang was also qualified as a “Newly Established Software Enterprise” under the EIT Law and is therefore entitled to a two-year exemption from the enterprise income tax from calendar year 2013 to 2014 and a further reduction to a tax rate of 12.5% from calendar year 2015 to 2017.

On April 21, 2010, the State Administration of Taxation, or SAT, issued Circular 157, Further Clarification on Implementation of Preferential EIT Rate during Transition Periods, or Circular 157. Circular 157 seeks to provide additional guidance on the interaction of certain preferential tax rates under the transitional rules of the EIT Law. Prior to Circular 157, we interpreted the law to mean that if a High and New Technology Enterprise was in a tax holiday period that provided for “two-year exemption plus three-year half rate reduction” or “five-year exemption plus five-year half rate” or other tax exemptions and reductions, where it was entitled to a 50% reduction in the tax rate and was also entitled to a 15% rate of tax due to its High and New Technology Enterprise status under the EIT Law, then it was entitled to pay tax at the rate of 7.5%. Circular 157 appears to have the effect that such an entity is entitled to pay tax at the lower of 15% and 50% of the standard PRC tax rate, which is currently 25%. Based on the interpretation of Circular 157 from the relevant local tax authority, we believe that entities that were qualified for “3-year exemption plus 3-year half rate” tax holiday as High and New Technology Enterprises and were registered in the Zhongguancun High and New Technology Industrial Zone of Beijing were eligible to pay income tax at a rate of 7.5%. Since Xueersi Education enjoyed a “3-year exemption plus 3-year half rate” and was a High and New Technology Enterprise registered in the Zhongguancun High and New Technology Industrial Zone of Beijing, Xueersi Education paid income tax at the rate of 7.5% through calendar year 2011, and from January 1, 2012 to the end of calendar year of 2013 Xueersi Education had a preferential tax rate of 15% due to its having passed the annual re-examination of High and New Technology Enterprise status. We cannot assure you, however, that the tax authorities will not in the future change their position on our preferential tax treatments or that our subsidiaries and Consolidated Affiliated Entities will be able to pass their respective annual re-examination and obtain preferential tax treatment.

Further, the preferential tax treatments granted to us by government authorities may be adjusted or revoked at any time in the future. The discontinuation of any preferential tax treatments currently available to us will cause our effective tax rate to increase, which will increase our income tax expenses and in turn decrease our net income.

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

In addition, the State Administration of Taxation issued a bulletin on August 3, 2011, effective as of September 1, 2011, to provide more guidance on the implementation of the above circular. The bulletin clarified certain matters relating to resident status determination, post-determination administration and competent tax authorities. It also specifies that when provided with a copy of a PRC tax resident determination certificate from a resident PRC-controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the PRC-sourced dividends, interest and royalties to the PRC-controlled offshore incorporated enterprise. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals.

As substantially all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. We are not aware of any offshore holding companies with a similar corporate structure as ours ever having been deemed to be PRC “resident enterprises” by the PRC tax authorities. We believe that none of our offshore holding companies should be treated as a “resident enterprise” for PRC tax purposes. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities, there are uncertainties and risks associated with this issue. If the PRC tax authorities determine that any of our offshore holding companies are “resident enterprises” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, although under the EIT Law and its implementing rules, dividend income between qualified resident enterprises is a “tax-exempt income,” we cannot guarantee that dividends paid to TAL Education Group from our PRC subsidiaries through TAL Hong Kong, or dividends paid from our PRC subsidiaries to Yidu Technology Group, or Yidu Cayman, through Yidu Technology Group Limited, or Yidu Hong Kong, would qualify as “tax-exempt income” and will not be subject to withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as “resident enterprises” for PRC enterprise income tax purposes. Finally, the “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC and enterprise shareholders from transferring our notes, shares or ADSs, if such income is considered PRC-sourced income by the relevant PRC authorities. This could have the effect of increasing our and our shareholders’ effective income tax rates and may require us to deduct withholding tax from any dividends we pay to our non-PRC shareholders. In addition to the uncertainties regarding how the “resident enterprise” classification may apply, it is also possible that the rules may change in the future, possibly with retroactive effect.

Dividends we receive from our operating subsidiaries located in the PRC may be subject to PRC withholding tax.

Pursuant to the Arrangement between the PRC and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, dividends declared after January 1, 2008 and distributed to our Hong Kong subsidiaries by our PRC subsidiaries are subject to withholding tax at a rate of 5%, provided that our Hong Kong subsidiaries are deemed by the relevant PRC tax authorities to be “non- PRC resident enterprises” under the EIT Law and hold at least 25% of the equity interest of our PRC subsidiaries. The State Administration for Taxation promulgated the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement on October 27, 2009, or SAT Circular 601, which provides guidance for determining whether a resident of a jurisdiction with tax treaties with the PRC is the “beneficial owner” of an item of income under PRC tax treaties and tax arrangements. According to SAT Circular 601, a beneficial owner generally must engage in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. A conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. Although we may use our Hong Kong subsidiaries as a platform to expand our business in the future, our Hong Kong subsidiaries currently do not engage in any substantive business activities and thus it is possible that our Hong Kong subsidiaries may not be regarded as “beneficial owners” for the purposes of SAT Circular 601 and the dividends they receive from our PRC subsidiaries would be subject to withholding tax at a rate of 10%.

We face uncertainties with respect to application of the Circular on Strengthening the Administration of Enterprise Income Tax for Share Transfer of Non-PRC Resident Enterprises.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation on December 10, 2009, where a foreign investor transfers the equity interests of a resident enterprise indirectly via disposition of the equity interests of an overseas holding company, or an “Indirect Transfer,” and such overseas holding company is located in a tax jurisdiction that (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor shall report the Indirect Transfer to the competent tax authority. The PRC tax authority will examine the true nature of the Indirect Transfer, and if the tax authority considers that the foreign investor has adopted an “abusive arrangement” in order to avoid PRC tax, it may disregard the existence of the overseas holding company and re-characterize the Indirect Transfer and as a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a resident enterprise to its related parties at a price lower than the fair market value, the competent tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. Circular 698 is retroactively effective from January 1, 2008. Although several issues related to Circular 698 were clarified through the Public Notice dated March 28, 2011 by the State Administration of Taxation, there is little guidance and practical experience regarding the application of this tax circular. In recent cases, some intermediary holding companies were actually looked through by the PRC tax authorities, and consequently the non-PRC resident investors were deemed to have transferred the PRC subsidiaries and PRC corporate taxes were assessed accordingly. It is possible that we or our non-PRC resident investors may become at risk of being taxed under Circular 698 and may be required to expend valuable resources to comply with Circular 698 or to establish that we or our non-PRC resident investors should not be taxed under Circular 698, which may have an adverse effect on our financial condition and results of operations or such non-PRC resident investors’ investment in us.

We face risks and uncertainties with respect to the licensing requirement for Internet audio-video programs.

On December 20, 2007, the State Administration of Press, Publication, Radio, Film and Television, or SAPPRFT (formerly known as the State Administration of Radio, Film and Television, or SARFT) and the Ministry of Information Industry, or MII, issued the Administrative Measures Regarding Internet Audio-Video Program Services, or the Internet Audio-Video Program Measures, which became effective on January 31, 2008. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide Internet audio-video program services without a “License for Disseminating Audio-Video Programs through Information Network” issued by SAPPRFT or its local bureaus or completing the relevant registration with SAPPRFT or its local bureaus, and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transmission to the public through the Internet, of audio-video programs, or the provision of audio-video program uploading and transmission services. On February 3, 2008, SAPPRFT and MII jointly held a press conference in response to inquiries related to the Internet Audio-Video Program Measures, during which SAPPRFT and MII officials indicated that providers of audio-video program services established prior to the promulgation date of the Internet Audio-Video Program Measures that do not have any regulatory non-compliance records can re-register with the relevant government authorities to continue their current business operations. After the conference, the two authorities published a press release that confirmed the above guidelines. There are still significant uncertainties relating to the interpretation and implementation of the Internet Audio-Video Program Measures, in particular, the scope of “Internet Audio-Video Programs.”

Furthermore, on April 1, 2010, SAPPRFT promulgated the Test Implementation of the Tentative Categories of Internet Audio-Visual Program Services, or the Categories, which clarified the scope of Internet audio-video programs services. According to the Categories, there are four categories of Internet audio-visual program services which are further divided into seventeen sub-categories. The third sub-category to the second category covers the making and editing of certain specialized audio-video programs concerning, among other things, educational content, and broadcasting such content to the general public online.

We began offering online courses in 2010 www.xueersi.com, and in the fiscal years ended February 29, 2012, February 28, 2013 and February 28, 2014, revenues derived from audio-video program services offered through www.xueersi.com that may be subject to the Audio-Video Program Measures were 3.2%, 3.1% and 3.0%, respectively, of our total net revenues. In the course of offering online tutoring services, we transmit our audio-video educational courses and programs through the Internet only to enrolled students, not to the general public. The limited scope of our audience distinguishes us from general online audio-video broadcasting companies, such as companies operating user-generated content websites. In addition, we do not provide audio-video program uploading and transmission services. As a result, we believe that we are not subject to the Internet Audio-Video Program Measures. However, there is no further official or publicly available interpretation of these definitions, especially the scope of “Internet audio-video program service.” If the government authorities determine that our provision of online tutoring services falls within the Internet Audio-Video Program Measures, we may not be able to obtain the License for Disseminating Audio-Video Programs through Information Network. If this occurs, we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content.

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

To the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our common shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

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

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the United States Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor's audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor's audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

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

Prior to the issuance of Circular 7, we received approval from the SAFE’s Beijing branch in January 2012 in regards to applications we had submitted on behalf of certain of our employees who hold a significant number of restricted shares. Upon the issuance of Circular 7, we renewed our registration on behalf of these employees in accordance with Circular 7 as Circular 78 ceased to be applicable for such registration. From time to time, we need to apply for or to update our registration with the SAFE or its local bureaus on behalf of our employees who are granted options or registered shares under our share incentive plan or material changes in our current share incentive plan. However, we may not always be able to make applications or update our registration on behalf of our employees who hold our restricted shares in compliance with Circular 7, nor can we ensure you that such applications or update of registration will be successful. If we or the participants of our share incentive plan who are PRC citizens fail to comply with Circular 7, we and/or such participants of our share incentive plan may be subject to fines and legal sanctions, there may be additional restrictions on the ability of such participants to exercise their stock options or remit proceeds gained from sale of their stock into the PRC, and we may be prevented from further granting restricted shares or from granting options under our share incentive plan to our employees who are PRC citizens. Such events could adversely affect our business operations.

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the ‘‘big four’’ accounting firms, (including our auditors) and also against Dahua (the former BDO affiliate in China). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the CSRC. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an Initial Decision that the “big four” accounting firms should be barred from practicing before the Commission for six months. However, it is currently impossible to determine the ultimate outcome of this matter as the accounting firms have filed a Petition for Review of the Initial Decision and pending that review the effect of the Initial Decision is suspended. The SEC Commissioners will review the Initial Decision, determine whether there has been any violation and, if so, determine the appropriate remedy to be placed on these audit firms. Once such an order was made, the accounting firms would have a further right to appeal to the U.S. Federal courts, and the effect of the order might be further stayed pending the outcome of that appeal.

Depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

Risks Related to Our ADSs

The market price for our ADSs may be volatile.

The market price for our ADSs has fluctuated significantly since we first listed our ADSs. Since our ADSs became listed on the New York Stock Exchange on October 20, 2010, the closing prices of our ADSs have ranged from $7.3 to $25.61 per ADS, and the last reported trading price on May 9, 2014 was $23.15 per ADS.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors such as:

•                  actual or anticipated fluctuations in our operating results,

•                  changes in financial estimates by securities research analysts,

•                  changes in the economic performance or market valuation of other education companies,

•                  announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments,

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

Our common shares are divided into Class A common shares and Class B common shares. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. We issued Class A common shares represented by our ADSs in our initial public offering in October 2010. As part of the redesignation of our capital structure at the time of our initial public offering, all of our existing shareholders as of September 29, 2010, including our founders, received Class B common shares, and our outstanding preferred shares were automatically converted into Class B common shares immediately prior to the completion of our initial public offering. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. Each Class B common share is convertible into one Class A common share at any time by the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances.

Upon any transfer of Class B common shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B common shares shall be automatically and immediately converted into the equal number of Class A common shares. In addition, if at any time, any of the persons who held Class B common shares immediately before our initial public offering and their affiliates collectively own less than 5% of the total number of the issued and outstanding Class B common shares, each issued and outstanding Class B common share owned by such Class B holder shall be automatically and immediately converted into one share of Class A common share, and no Class B common shares shall be issued by us thereafter. Due to the disparate voting powers attached to these two classes, As of April 30, 2014, holders of our Class B common shares (excluding any Class A common shares such holder may hold in the form of ADSs) collectively hold approximately 91.0% the voting power of our outstanding shares and have considerable influence over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A common shares and ADSs may view as beneficial.

Our corporate actions are substantially controlled by our officers, directors and their affiliated entities.

As of April 30, 2014, our executive officers, directors and their affiliated entities beneficially own approximately 46.5% of our total outstanding shares, representing 82.8% of our total voting power. These shareholders, if they acted together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions and they may not act in the best interests of other minority shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

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

Item 4.           Information on the Company

A. History and Development of the Company

We started our operation in 2005 with the establishment of Xueersi Education, a domestic company in China. We then incorporated TAL Education Group to become our offshore holding company under the laws of the Cayman Islands on January 10, 2008, in order to facilitate foreign investment in our company. TAL Education Group established TAL Hong Kong in Hong Kong in March 2008 as our intermediary holding company. TAL Hong Kong subsequently established six wholly owned subsidiaries in China: TAL Beijing in May 2008, Huanqiu Zhikang in September 2009, Yidu Huida in November 2009, TAL Electronic Technology (Shanghai) Co., Ltd., or TAL Shanghai, in May 2012 but subsequently dissolved in February 2014, Beijing Xintang Sichuang Education Technology Co., Ltd. or Beijing Xintang Sichuang, in August 2012, and Zhixuesi Education Consulting (Beijing) Co., Ltd., or Zhixuesi Beijing, in October 2012. In February 2012, we acquired Yidu Technology Group, or Yidu Cayman, a company incorporated in the Cayman Islands, which then established a wholly owned subsidiary, Yidu Technology Group Limited, or Yidu Hong Kong, in Hong Kong in April 2012. In November 2012, Yidu Hong Kong established a wholly owned subsidiary, YiduXuedi Network Technology (Beijing) Co., Ltd., or Yidu Xuedi Beijing. In August 2013, we changed the name of TAL Education Technology (Beijing) Co., Ltd. to Beijing Century TAL Education Technology Co., Ltd., or TAL Beijing. In addition, we changed our umbrella brand from “Xueersi” to “Haoweilai”. However, we still use “Xueersi Peiyou” as the primary brand for our small classes and “Mobby” as our brand for tutoring services for young learners aged three through eight.

In February 2014, we acquired Kaoyan.com, which is a site designed to improve preparation for entrance examinations for postgraduate degrees. The acquisition was intended, along with our offerings of gaokao.com for college admissions examinations, zhongkao.com for high school admissions examinations, aoshu.com for mathematics training, zuowen.com for Chinese writing training and yingyu.com for English training, among our various other websites and domain names, to add to our suite of study tools for secondary and post-secondary admissions examinations and mathematics, Chinese and English skills. In January 2014, we made a minority equity investment of $23.5 million in BabyTree Inc., an operator of a leading online resource and community platform for prospective and new parents. This investment is intended to provide us insight into the market for early childhood development and learning and to complement and extend our existing online presence in the K-12 space. This investment will also provide us more information on the online pre-school space as we continue to expand our offerings in this market.

For information on our capital expenditures, see “Item 5.B.—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

We completed an initial public offering of 13,800,000 ADSs in October 2010. On October 20, 2010, we listed our ADSs on the New York Stock Exchange under the symbol “XRS.”

Our principal executive offices are located at 12/F, Danling SOHO, No. 6 Danling Street, Haidian District, Beijing 100080, People’s Republic of China. Our telephone number at this address is +86 (10) 5292 6669. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. In addition, as of the date of this annual report, we have branch offices in 16 cities in China. Our agent for service of process in the United States in connection with our registration statement on Form F-1 for our initial public offering in October 2010 is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

B. Business Overview

Overview

We are a leading K-12 after-school tutoring services provider in China. We offer comprehensive tutoring services to K-12 students covering core academic subjects, including among others, mathematics, physics, chemistry, biology, history, geography, political science, English and Chinese, as well as, through our Mobby tutoring services, young learners tutoring services for students aged three through eight. We have successfully established “Xueersi” as a leading brand in China’s K-12 private education market closely associated with high teaching quality and academic excellence, as evidenced by our students’ academic performance, our ability to recruit students through word-of-mouth referrals and the numerous recognitions and awards we have received.

We deliver our tutoring services primarily through small classes (including Xueersi Peiyou and Mobby tutoring services), personalized premium services and online course offerings. As of February 28, 2014, our extensive educational network consisted of 274 learning centers and 251 service centers in 16 cities throughout China, with most of these learning centers and service centers located in Beijing and Shanghai, as well as our online courses and online education platform. Our student enrollments increased from approximately 690,300 in the fiscal year ended February 29, 2012 to approximately 1,073,950 in the fiscal year ended February 28, 2014, representing a compound annual growth rate, or CAGR, of 24.7%.

We complement our organic technological development with strategic initiatives. In January 2014, we made a minority equity investment of $23.5 million in BabyTree Inc., an operator of a leading online resource and community platform for prospective and new parents. This investment is intended to provide us insight into the market for early childhood development and learning and to complement and extend our existing online presence in the K-12 space. This investment will also provide us with more information on the online pre-school space as we continue to expand our offerings in this market.

We have experienced strong growth since our initial public offering. Our total net revenues increased from $177.5 million in the fiscal year ended February 29, 2012 to $313.9 million in the fiscal year ended February 28, 2014, representing a CAGR of 33.0%. Our net income increased from $24.3 million in the fiscal year ended February 29, 2012 to $60.6 million in the fiscal year ended February 28, 2014, representing a CAGR of 57.9%.

We operate www.eduu.com, a leading online education platform in China. The website serves as a gateway to our online courses, primarily offered through our website www.xueersi.com, and other websites dedicated to specific topics, including college entrance examinations, high school entrance examinations, preschool education, personalized premium services, study abroad, mathematics, English, Chinese composition, small-class training under our “Xueersi Peiyou” brand, tutoring services for students aged three through eight under our “Mobby” brand, and raising infants and toddlers. We also offer select educational content through mobile applications. We are constantly working to expand our online offerings, with learning materials and services in varying stages of development. Our online platform enables us to continue to roll out and expand our online course offerings. Our online platform is protected by a combination of PRC laws and regulations that protect trademarks, copyrights, domain names, know-how and trade secrets, as well as confidentiality agreements.

Due to PRC legal restrictions on foreign ownership and investment in the education business in China, we operate our after-school tutoring service business primarily through our VIEs and their subsidiaries and schools in China. We do not hold equity interests in our VIEs; however, through a series of contractual arrangements with our VIEs and their respective shareholders, we effectively control and are able to derive substantially all of the economic benefits from our VIEs and their subsidiaries and schools.

Our Mission, Vision and Values

Our mission is to make learning more effective, efficient and fun. We believe learning should be an enjoyable experience for all of our students. Our vision is to integrate the latest technologies into the learning process and to continuously introduce innovative approaches to teaching and tutoring so as to garner the respect of parents and students alike. As an educational institution, we seek to attract the most talented workforce and create the most enjoyable classroom environments so we can best serve our teachers, staff members and students. Lastly, we believe values such as student satisfaction, responsibility, innovation, proactiveness, diligence and cooperation are critical to our success and we strive to promote and adhere to these values. For more information about our mission, vision and values, please visit our Group official website at http://www.100tal.com/gywm/aboutus.

Our Tutoring Services

We deliver our tutoring services to our students through small-class settings, personalized premium services and online course offerings.

In August 2013, we changed the name of TAL Education Technology (Beijing) Co., Ltd. to Beijing Century TAL Education Technology Co., Ltd., or TAL Beijing. In addition, we changed our umbrella brand from “Xueersi” to “Haoweilai”. However, we still use “Xueersi Peiyou” as the primary brand for our small classes and “Mobby” as our brand for young learners tutoring services, which are also conducted in small-class formats, for students aged three through eight.

Xueersi Peiyou and Mobby small classes

We have been delivering courses in small-class settings since the inception of our company. Xueersi Peiyou small classes, which typically have a maximum of 15 to 35 students per class for different grade levels, remain our main form of service offering in terms of revenue and number of student enrollments. As of February 28, 2014, 180 of our 274 learning centers and 155 of our 251 service centers nationwide offer Xueersi Peiyou small classes. We have a wide range of sessions for different courses. A typical Xueersi Peiyou small-class course consists of 10 or 15 sessions during each spring and fall school semester and seven to 15 sessions during each summer and winter break. Currently, each Xueersi Peiyou small-class session typically lasts two to three hours with course fees ranging from RMB40 to RMB75 per hour.

We keep the size of our classes comparatively small so that students can receive more individual attention from teachers than what they would typically experience in a large class setting and are able to learn in an interactive group environment. We design curricula catering to our students’ different educational requirements and needs. Many of our classes for the same subject and grade level are offered at different levels of difficulty to better cater to the different needs of our students. For instance, we offer mathematics tutoring in the forms of basic classes, advanced classes, which are taught at a faster pace than basic classes, intensive classes, which are conducted at an even more accelerated pace, and specialized classes, which cater to the needs of advanced students and focus on specialized training for mathematics competitions. We periodically assess our students’ progress, and based on the results of such assessment, reassign students to different classes on an as-needed basis such that each student’s situation and needs are taken into consideration.

In March 2011, we began offering tutoring services to children, aged three to six years old, under our “Mobby” brand, and we have expanded our services to students up to the age of eight years old. These tutoring services are offered in small-class format of up to 12 children per class and focus primarily on mathematics for young learners. A typical Mobby course consists of 22 or 24 sessions taking place from the spring semester through the summer holiday or the fall semester through the winter holiday, or ten to 15 sessions during each school semester or summer or winter break. Currently, each session typically lasts one and a half hours, with course fees of RMB200 to RMB270 per session. As of February 28, 2014, four of our learning centers offered Mobby tutoring services.

To maximize transparency, improve learning experience and build trust with students and parents, we allow parents to audit most of the small classes their children attend, and for many of our Xueersi Peiyou small classes, also offer unconditional refunds for any remaining unattended classes net of the costs of materials if notified by the student or parent within the first two-thirds of each course.

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

Personalized Premium Services

We began to offer personalized premium services in September 2007 under our “Zhikang” brand. As of February 28, 2014, our Zhikang network included 90 learning centers and 92 service centers in Beijing, Shanghai, Tianjin, Guangzhou, Shenzhen, Wuhan, Hangzhou, Nanjing, Xi’an and Chengdu. We have a wide range of pricing for our one-on-one courses. Currently, the course fees for our personalized premium services typically range from RMB130 to RMB270 per 40 minutes.

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

Online Courses

We began to offer online courses in January 2010 through www.xueersi.com. Through www.xueersi.com, we offer online courses on mathematics, English, Chinese, physics, chemistry, biology, and other subjects. Currently, the fees for online course available on www.xueersi.com range from RMB20 to RMB80 per 45 to 60 minutes. We also offer select online courses through other websites.

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

In February 2014, we acquired Kaoyan.com, which is a site designed to improve preparation for entrance examinations for postgraduate degrees. The acquisition was intended, along with our offerings of gaokao.com for college admissions examinations, zhongkao.com for high school admissions examinations, zuowen.com for Chinese writing training, aoshu.com for mathematics training, and yingyu.com for English training, to provide a complete suite of study tools for secondary and post-secondary admissions examinations and mathematics, Chinese and English skills. In January 2014, we made a minority equity investment of $23.5 million in BabyTree Inc., an operator of a leading online resource and community platform for prospective and new parents. This investment is intended to provide us insight into the market for early childhood development and learning and to complement and extend our existing online presence in the K-12 space. This investment will also provide us with more information on the online early childhood development space as we continue to expand our offerings in this market.

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

We have call centers in Beijing, Shanghai, Tianjin, Guangzhou and Shenzhen, the main functions of which include receiving enquiries, accepting registrations, addressing course-related issues and facilitating communication with existing and prospective students for our center-based offerings and the parents of such students. In addition, we have a call center to regularly reach out to students of our online courses and keep track of their progress. As of February 28, 2014, we had approximately 170 operators at these call centers. All of our call centers are open during business hours, and our Beijing and Shanghai call centers also remain open until 9 pm and 9:30 pm in the evening, respectively.

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

	Primary School							Middle School			High School
	K	1	2	3	4	5	6	7	8	9	10	11	12
Mathematics	•	•	•	•	•	•	•	•	•	•	•	•	•
English	•	•	•	•	•	•	•	•	•	•	•	•	•
Chinese	•	•	•	•	•	•	•	•	•	•	•	•	•
Physics	-	-	-	-	-	-	•	•	•	•	•	•	•
Chemistry	-	-	-	-	-	-	-	-	-	•	•	•	•
Biology	-	-	-	-	-	-	-	-	-	-	•	•	•
History	-	-	-	-	-	-	-	-	-	-	•	•	•
Political Science	-	-	-	-	-	-	-	-	-	-	•	•	•
Geography	-	-	-	-	-	-	-	-	-	-	•	•	•

•                  Currently offered.

-                    Currently not offered.

The history, political science and geography courses set forth in the table above are offered mainly through personalized premium tutoring services under our “Zhikang” brand. Net revenues related to these courses are not material.

The curricula for our Mobby tutoring services that we began in March 2011 focuses primarily on mathematics.

Curriculum and Course Material Development

Substantially all of our education content for our non-English subject areas is developed in-house. As of February 28, 2014, we had a team of over 100 full-time employees who are responsible for developing, updating and improving our curricula and course materials. In addition, approximately 280 full-time teachers are also engaged in the development of the curriculum and course material in addition to their classroom teaching commitments. The team is further divided based on subjects covered, with each subject team led by a director who has significant teaching experience in the subject. Our team works closely with experts in different subject fields to keep up with changing academic and examination requirements in China’s K-12 education system and solicits feedback from our teachers based on their classroom experience.

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

Most of our curricula and course materials are developed at our corporate level in Beijing and adopted by other locations with modifications to meet local requirements and demands. We have modularized a portion of our course materials based on specific topics so that centrally developed content can be more easily adopted locally and make our services more scalable, and we are in the process of modularizing other portions of our course materials. In addition, we have signed two agreements with McGraw-Hill Education whereby we have cooperated to co-develop and co-brand two sets of English language educational materials for small classes. In 2012, McGraw-Hill Education and our company completed the development of these two sets of materials. On March 19, 2014, we, through our “Lejiale” brand which offers English subject tutoring services, collaborated closely with Cambridge University Press, and together, launched a series of English learning materials called “Hello Learner’s English.” The Hello Learner’s English series of learning materials is tailored specifically for Chinese students, from grades one through six, and introduces new learning patterns for students to advance their English speaking, listening, reading and writing abilities, preparing students for their future secondary school or college English entrance examinations. It represents Cambridge University Press’ first publication of English multilevel textbooks in a non-English speaking country.

Our Teachers

Our teaching staff is critical to maintaining the quality of our services and to promoting our brand and reputation. We have a team of dedicated and highly qualified teachers with a strong passion for education, whom we believe are essential to our success. We are committed to maintaining consistent and high teaching quality across our business. This commitment is reflected in our highly selective teacher hiring process, our emphasis on continued teacher training and rigorous evaluation, competitive performance-based compensation and opportunities for career advancement. We had 2,451, 2,787 and 3,364 full-time teachers and 1,455, 1,263 and 1,282 contract teachers as of February 29, 2012, February 28, 2013 and February 28, 2014, respectively. We have moved to greater numbers of full-time teachers over time in order to establish stronger ties with our key teaching staff and draw upon their experience to support our content development, marketing and other management efforts.

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

In an effort to maintain a uniform standard of teaching quality and consistent company culture as we expand, we typically select the Xueersi Peiyou school head for a new city we may enter from a pool of our top Xueersi Peiyou small-class teachers in Beijing and other more mature cities who have demonstrated management talent. We require managers for new schools to participate in training sessions at our Beijing headquarters, which are designed to share best practices and disseminate policies, guidelines and standards to each of our locations.

Our Network

As of February 28, 2014, our extensive network consisted of 274 learning centers and 251 service centers in Beijing, Shanghai, Guangzhou, Shenzhen, Tianjin, Wuhan, Xi’an, Chengdu, Nanjing, Hangzhou, Taiyuan, Zhengzhou, Chongqing, Suzhou, Shenyang and Jinan, call centers in Beijing, Shanghai, Tianjin, Guangzhou and Shenzhen, as well as our online platform. Our learning centers are physical locations where classes are conducted. Our service centers offer consultation, course selection, registration and other services, most of which are also provided by our call centers. As of the date of this annual report, we are in the process of registering our Jinan entity with the relevant PRC government authorities.

The following table sets forth the number of learning centers and service centers in each of the 16 cities in our physical network as of February 28, 2014.

City	Number of Learning Centers	Number of Service Centers
Beijing	122	113
Shanghai	37	31
Guangzhou	19	16
Tianjin	16	15
Shenzhen	14	13
Wuhan	12	12
Chengdu	9	8
Nanjing	10	10
Xi’an	14	13
Hangzhou	7	6
Taiyuan	2	2
Chongqing	3	3
Suzhou	2	2
Zhengzhou	4	4
Shenyang	2	2
Jinan	1	1

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

We operate www.eduu.com, a leading online education platform in China. The website serves as a gateway to our online courses, primarily offered through our website www.xueersi.com, and other websites dedicated to specific topics, including college entrance examinations, high school entrance examinations, preschool education, personalized premium services, study abroad, mathematics, English, Chinese composition, small-class training under our “Xueersi Peiyou” brand, tutoring services for students aged three through eight under our “Mobby” brand, and raising infants and toddlers. We also offer select educational content through mobile applications.

Marketing and Student Recruitment

We recruit students for our small-class business primarily through word-of-mouth referrals. Our reputation and brand have also greatly facilitated our student recruitment. Moreover, we engage in a range of marketing activities to enhance our brand recognition among prospective students and their parents, generate interest in our service offerings and further stimulate referrals. In the fiscal years ended February 29, 2012, February 28, 2013 and February 28, 2014, our selling and marketing expenses were $23.2 million, $27.7 million and $35.8 million, respectively, accounting for 13.0%, 12.2% and 11.4% of our total net revenues, respectively.

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

•                  81 trademark registrations for our brand and logo in China and Hong Kong;

•                  domain names;

•                  copyrights to substantially all of the course content we developed in house, including all of our online courses; and

•                  copyright registration certificates for 90 software programs developed by us relating to different aspects of our operations.

In particular, among the domain names we have registered, several are highly valued and unique online assets as the domain name incorporates the Chinese spelling of the theme of the corresponding website, and is therefore easy to remember. Our domain names include the following:

Website Domain Name	Topic
www.eduu.com	Our main webpage which has links to the websites listed below
www.xueersi.com	Online courses
www.gaokao.com	College entrance examinations
www.zhongkao.com	High school entrance examinations
www.jiajiaoban.com	Personalized premium services
www.aoshu.com	Mathematics for primary and middle schools; specialized training for competition mathematics
www.yingyu.com	English language
www.zuowen.com	Chinese composition
www.youjiao.com	Preschool and kindergarten education
www.liuxue.com	Study abroad
www.speiyou.com	Small-class training under our Xueersi Peiyou brand
www.mobby.cn	Tutoring services for students aged three through eight under our Mobby brand
www.yuer.com	Raising infants and toddlers
www.kaoyan.com	Post-graduate degree entrance examination

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

Insurance

We maintain various insurance policies covering all of our leased facilities and all of our office space to safeguard against risks and unexpected events, including accidents that may occur at the place where we conduct our operations. We have purchased limited liability insurance for our students and their parents covering all of our learning centers in all cities with maximum claim amount of RMB0.45 million per person. We do not maintain business disruption insurance, product liability insurance or key-man life insurance. We consider our insurance coverage to be in line with that of other private education providers of a similar size in China.

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

Regulations on Private Education

The principal laws and regulations governing private education in China consist of the Education Law of the PRC, The Law for Promoting Private Education and The Implementation Rules for the Law for Promoting Private Education, and the Regulations on Chinese-Foreign Cooperation in Operating Schools. Below is a summary of relevant provisions of these regulations.

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

The Law for Promoting Private Education and the Implementation Rules for the Law for Promoting Private Education

The Law for Promoting Private Education became effective on September 1, 2003 and was amended on June 29, 2013. The Implementation Rules for the Law for Promoting Private Education became effective on April 1, 2004. Under these regulations, “private schools” are defined as schools established by non-governmental organizations or individuals using non-government funds. In addition, under the regulations, private schools providing certifications, pre-school education, self-study aid and other academic education are subject to approval by the education authorities, while private schools engaging in occupational qualification training and occupational skill training are subject to approval by the authorities in charge of labor and social welfare. A duly approved private school will be granted a private school operating permit, and shall be registered with the Ministry of Civil Affairs or its local bureaus as a privately run non-enterprise institution. In addition, learning centers of schools must make filings with the Ministry of Education or its local bureaus. Our 30 affiliated schools have all obtained and maintained their respective private school operating permits.

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

At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of school facilities or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equal to no less than 25% of the annual increase in the net assets of the school, if any. Private schools that do not require reasonable returns shall be entitled to the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be formulated by the finance authority, taxation authority and other authorities under the State Council. To date, however, no regulations have been promulgated by the relevant authorities in this regard. As of the date of this annual report, among our 30 affiliated schools, 11 have elected not to require reasonable returns and the remaining 19 have elected to require reasonable returns. Because no preferential tax policies have been promulgated by the relevant authorities, none of our 30 affiliated schools enjoys any preferential tax treatments pursuant to the requirements of local governmental authorities. All of them have allocated certain amounts to their development funds in compliance with the aforesaid provisions.

Sponsorship of Private Schools

Under the Law for Promoting Private Education and the Implementation Rules for Promoting Private Education, entities and individuals that establish private schools are referred to as “sponsors.” As of the date of this annual report, Xueersi Education and Xueersi Network or their subsidiaries were the sponsors of our 30 schools.

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

Outline of China’s National Plan for Medium- and Long-Term Education Reform and Development (2010-2020)

On July 29, 2010, the PRC central government promulgated the Outline of China’s National Plan for Medium- and Long-Term Education Reform and Development (2010-2020), which for the first time announced the policy that the government will implement a reform to divide private education entities into two categories: (1) for-profit private education entities and (2) not-for-profit private education entities. On October 24, 2010, the General Office of the State Council issued the Notices on the National Education System Innovation Pilot. Under this notice, the PRC government plans to implement a for-profit and non- profit classified management system for the private schools in Shanghai, Zhejiang, Shenzhen and Jilin Huaqiao Foreign Language School. However, the above outline and the innovation pilot is still new and no additional national law or regulation has been promulgated to implement them and, except in Shanghai, no other local government of the pilot areas has promulgated relevant regulations on differentiated management of the private schools. If, upon the implementation of the above reform, our schools choose to be for-profit private education entities, they may be subject to all the taxes that are applicable to enterprises as if they were enterprises; if our schools choose to be not-for-profit private education entities, our contractual arrangements with our VIEs and their respective schools and subsidiaries may be subject to more stringent scrutiny and the education authorities may not allow our schools to pay us services fees under the contractual arrangements as they currently do. As a result, the implementation of this reform may adversely affect our results of operations.

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

Based on the above regulations issued by the MOE, setting up educational websites and online education schools is subject to approval from relevant education authorities, depending on the specific type of education provided. Any education website and online education school shall, upon receipt of the approval, indicate on its website such approval information as well as the approval date and file number.

However, according to the Administrative License Law promulgated by the Standing Committee of the National People’s Congress, or NPC, on August 27, 2003, which became effective on July 1, 2004, only laws promulgated by NPC and regulations and decisions promulgated by the State Council may eliminate the requirement for any administrative license. Furthermore, according to a regulation promulgated by the State Council on June 29, 2004, and later amended on January 29, 2009, operators of “online education schools” must obtain approval from the government, while no approval is required to operate “educational websites.” Xueersi Education and Xueersi Network, our VIEs engaging in online education-related services, are not required to obtain a license to operate “online education schools” as they do not offer government accredited degrees or certifications through their tutoring services. As a result and in accordance with the laws and regulations promulgated by NPC and the State Council, they are not required to obtain approval to operate “educational websites” from the MOE.

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

The Administrative Regulations on Publishing Audio-Video Products was later amended on March 19, 2011, pursuant to which the Permit for Operating Audio-Video Products is replaced by the Permit for Operating Publications Business. In addition, the General Administration of Press and Publication and the Ministry of Commerce jointly issued the Administrative Regulations on Publication Market, which became effective on March 25, 2011, and was subsequently amended on July 13, 2013 and December 7, 2013, or the New Administrative Regulations on Publication Market. According to the New Administrative Regulations on Publication Market, the distribution of publications is still subject to the same license system provided in the Administrative Regulations on Publication Market, except that the scope of publications is widened to include audio and video products. Upon the effectiveness of the New Administrative Regulations on Publication Market, the Administrative Regulations on Publication Market ceased to be effective, and entities or individuals engaging in distribution of publications, including audio-video products, shall only need to hold a Permit for Operating Publications Business, while a Permit for Publishing Audio-Video Products shall no longer be needed.

Xueersi Education and Xueersi Network, our VIEs engaging in retailing teaching materials and audio-video products to our students, have obtained the Permit for Operating Publications Business for retail services.

Decision of the Central Committee of the Communist Party of China on Major Issues Concerning Comprehensively Deepening Reforms

The Decision of the Central Committee of the Communist Party of China on Major Issues Concerning Comprehensively Deepening Reforms, which was adopted at the Third Plenary Session of the 18th Central Committee of the Communist Party of China on November 12, 2013 will further open and liberalize certain investment access. The finance, education, culture and medical sectors will enjoy an orderly opening-up to market access and the government will encourage non-state capital to invest in the education sector.

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

Xueersi Education and Xueersi Network, which engage in providing Internet information services and providing online bulletin board services, respectively, have each obtained an ICP license from the Beijing bureau of MII.

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

In the fiscal year ended February 28, 2014, 3.0% of our total net revenues were derived from audio-video program services offered through www.xueersi.com that may be subject to the Audio-Video Program Measures. In the course of offering online tutoring services through www.xueersi.com, we transmit our audio-video educational courses and programs through the Internet only to enrolled course participants, not to the general public. The limited scope of our audience distinguishes us from general online audio-video broadcasting companies, such as companies operating user-generated content websites. In addition, we do not provide audio-video program uploading and transmission services. As a result, we believe that we are not subject to the Internet Audio-Video Program Measures. However, there is no further official or publicly available interpretation of these definitions, especially the scope of “Internet audio-video program service.” If the governmental authorities determine that our provision of online tutoring services falls within the Internet Audio-Video Program Measures, we may not be able to obtain the License for Disseminating Audio-Video Programs through Information Network. If this occurs, we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content.

Regulations on Television Program Industry

Television program productions and distribution businesses are mainly regulated by the Administrative Regulations on Radio and Television which became effective on September 1, 1999, the Administrative Regulations on the Production and Operation of Radio and Television Program which became effective on August 20, 2004, and the Administrative Regulations on the Content of Television Plays which became effective on July 1, 2010. Pursuant to these regulations, television programs can only be produced by television stations at the municipal level or above or entities with either a Film Production License or a License for the Production and Operation of Radio and Television Program.

Pursuant to the SARFT circular on the Implementation of Licensing System for the Distribution of Domestically Produced TV Animation Movies which was issued on January 7, 2005 and became effective as of January 20, 2005, a licensing system was introduced since January 20, 2005 for the distribution of domestically produced TV animation movies. The Permit for Public Projection of Film or the Permit for Distribution of Domestically Produced TV Animation Movies must be obtained for broadcasting any domestically produced TV animation movie from SARFT, before a TV animation movie could be broadcasted through television channels.

Xueersi Education and Xueersi Network, which have recently started to carry out producing TV animation movies, have each obtained the License for the Production and Operation of Radio and Television Program from the Beijing bureau of SARFT, and we have obtained the Permit for Distribution of Domestically Produced TV Animation Movies for our TV animation movie Mobby’s Legend.

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

Beijing Dongfangrenli has obtained the Recognition on the Intermediate Service Organization for Self-funded Overseas Studies from the MOE.

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

Trademark. The PRC Trademark Law, adopted in 1982 and revised in 2001 and 2013 (the 2013 revised version has been promulgated August 30, 2013 and became effective on May 1, 2014), protects the proprietary rights to registered trademarks. The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations and may grant a term of ten years for registered trademarks, which may be extended for another ten years upon request. Trademark license agreements must be filed with the Trademark Office for record. In addition, if a registered trademark is recognized as a well-known trademark, the protection of the proprietary right of the trademark holder may reach beyond the specific sector of the relevant products or services. We have registered 80 trademarks with the Trademark Office. We have filed applications for registration of 72 other trademarks and logos with the Trademark Office. We are in the process of registering additional marks and logos.

Domain names. Internet domain name registration and related matters are primarily regulated by (i) the Implementing Rules on Registration of Domain Names, which was issued by China Internet Network Information Centre (the “CINIC”) on September 25, 2002 and was amended on June 5, 2009 and May 28, 2012 (the 2012 amended version became effective on May 29, 2012), (ii) the Measures on Administration of Domain Names for the Chinese Internet, issued by MIIT on November 5, 2004 and became effective as of December 20, 2004, and (iii) the Measures on Domain Name Disputes Resolution for the Chinese Internet issued by CINIC on May 28, 2012 and became effective as of June 28, 2012. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and the applicants become domain name holders upon successful registration.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents.

The Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents to Engage in Overseas Financing and Round Trip Investment via Overseas Special Purpose Vehicles, or Circular 75, issued by the State Administration of Foreign Exchange and effective on November 1, 2005, regulates foreign exchange matters in relation to the use of SPVs, by PRC residents to seek offshore equity financing and conduct “round trip investment” in China. Under Circular 75, a “special purpose vehicle” refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or PRC entities for the purpose of seeking offshore equity financing using assets or interests owned by such PRC residents or PRC entities in onshore companies, while “round trip investment” refers to the direct investment in China by PRC residents through SPVs, including, without limitation, establishing foreign-invested enterprises and using such foreign-invested enterprises to purchase or control onshore assets through contractual arrangements. Circular 75 requires that, before establishing or controlling an SPV, PRC residents and PRC entities are required to complete foreign exchange registration with the local bureaus of the State Administration of Foreign Exchange for the purpose of raising funds from overseas to acquire assets of, or equity interest in, PRC companies.

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

We believe that all of our shareholders who are PRC citizens or residents completed their required registrations with the SAFE in accordance with Circular 75 prior to, and immediately after, the completion of our initial public offering in October 2010, and we have filed with the SAFE amendments related to our listing on the New York Stock Exchange. Our shareholders who are PRC citizens or residents have updated their registrations with the SAFE in accordance with Circular 75 to reflect the establishment of new subsidiaries, the name changes to some of our subsidiaries and changes to their shareholding.

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

M&A Regulations

On August 8, 2006, six PRC regulatory agencies, namely the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and SAFE, jointly adopted the M&A Rules, which became effective on September 8, 2006 and amended on June 22, 2009. The M&A Rules establish procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise where any of the following situations exist: (i) the transaction involves an important industry in China, (ii) the transaction may affect national “economic security,” or (iii) the PRC domestic enterprise has a well-known trademark or historical Chinese trade name in China. Complying with the requirements of the M&A Rules to complete acquisitions of Chinese companies by foreign investors could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit the ability to complete such transactions.

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

Regulations on Dividend Distribution

Under applicable PRC laws and regulations, companies in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, companies in China are required to allocate at least 10% of their accumulated profits each year, if any, to fund statutory reserves of up to 50% of the registered capital of the enterprise. Statutory reserves are not distributable as cash dividends. Each of our subsidiaries, VIEs and VIEs’ subsidiaries in China are required to comply with this statutory reserves funding requirement. Although the statutory surplus reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. In addition, at the end of each fiscal year, each of our affiliated schools in China is required to allocate a certain amount out of its annual net income, if any, to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. For our 19 private schools which have elected to require reasonable returns, this amount shall be no less than 25% of the annual net income of the school, and for the remaining 11 private schools which have elected not to require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school, if any. As a result of these PRC laws and regulations, as of February 28, 2014, we had $15.0 million in statutory surplus reserves and development fund, or 5.8% of total equity, that are not distributable as cash dividends. We do not expect that the statutory surplus reserve requirement will materially limit our ability to pay dividends to our shareholders or our plan to expand our business because we are to date only required to set aside an additional $2.5 million to satisfy the maximum requirement of statutory surplus reserves for all of our PRC subsidiaries and our Consolidated Affiliated Entities.

C. Organizational Structure

The following diagram sets out details of our significant subsidiaries and Consolidated Affiliated Entities as of the date of this annual report:

Note:

(1)         Mr. Bangxin Zhang is our chairman and chief executive officer. He owned 37.8% of the common shares and 68.2% of the voting power of TAL Education Group as of April 30, 2014.

(2)         Mr. Yundong Cao owned 8.4% of the common shares and 9.0% of the voting power of TAL Education Group, as reported on Schedule 13G/A filed by Central Glory Investments Limited on February 14, 2014.

(3)         Mr. Yachao Liu is our senior vice president. He owned 5.7% of the common shares and 10.1% of the voting power of TAL Education Group as of April 30, 2014.

(4)         Mr. Yunfeng Bai is our senior vice president. He owned 2.5% of the common shares and 4.5% of voting power of TAL Education Group as of April 30, 2014.

(5)         Percentage ownership represents aggregate ownership of Xueersi Education and Xueersi Network. Xueersi Education is the majority shareholder of five subsidiaries, and the minority shareholdings of each of the five subsidiaries are held by Xueersi Network. Three of the five subsidiaries wholly owns five schools. Xueersi Education wholly owns the remaining six subsidiaries and 19 schools. We evaluated the sponsorship interest in the schools for consolidation under the asset, lease, variable interest entity and voting interest models. After consideration, we consolidated the schools under the variable interest model.

Contractual Arrangements with Our Consolidated Affiliated Entities

Due to PRC legal restrictions on foreign ownership and investment in the education business in China, TAL Beijing, one of our wholly owned PRC subsidiaries, has entered into a series of contractual arrangements with Xueersi Education, Xueersi Network and Beijing Dongfangrenli, which we refer to as our VIEs, and the respective shareholders, subsidiaries and schools of our VIEs. The series of contractual arrangements, which are summarized below, enable us, through TAL Beijing, (1) to direct the activities of our VIEs that most significantly affect the VIEs’ economic performance and (2) to receive substantially all the benefits from our Consolidated Affiliated Entities. We rely on the series of contractual arrangements among TAL Beijing, Xueersi Education, Xueersi Network and Beijing Dongfangrenli and their respective shareholders, subsidiaries and schools to conduct most of our tutoring services in China. Substantially all of our personalized premium services in Beijing are offered through Huanqiu Zhikang.

Exclusive Business Service Agreements. Pursuant to the Exclusive Business Cooperation Agreement entered into in June 2010 by and among TAL Beijing, Xueersi Education, Xueersi Network, the shareholders of Xueersi Education and Xueersi Network and our other Consolidated Affiliated Entities, which supersedes all agreements among parties with respect to subject matters thereof, TAL Beijing or its designated affiliates have the exclusive right to provide each of Xueersi Education and Xueersi Network and their subsidiaries and schools comprehensive intellectual property licensing and various technical and business support services. Pursuant to the Exclusive Service Agreement entered into by and among TAL Beijing, Beijing Dongfangrenli and its shareholders on December 27, 2011, TAL Beijing and its designated affiliates have the exclusive right to provide Beijing Dongfangrenli and its subsidiaries (if any) comprehensive intellectual property licensing and various technical and business support services. The services under each of these agreements include, but are not limited to, employee training, technology development, transfer and consulting services, public relation services, market survey, research and consulting services, market development and planning services, human resource and internal information management, network development, upgrade and ordinary maintenance services, and software and trademark licensing and other additional services as the parties may mutually agree from time to time. Without the prior written consent of TAL Beijing, none of the VIEs or their respective subsidiaries or schools may accept services provided by any third party which are covered by the agreements set forth above. TAL Beijing or its designated affiliates owns the exclusive intellectual property rights created as a result of the performance of these agreements. Our Consolidated Affiliated Entities agree to pay annual service fees to TAL Beijing or its designated affiliates and adjust the service fee rates from time to time at TAL Beijing’s discretion. The agreements will not expire unless terminated pursuant by a mutual agreement of parties. Each of these agreements entitle TAL Beijing or its designated affiliates to charge our Consolidated Affiliated Entities annual service fees that amount to substantially all of the net income of the Consolidated Affiliated Entities before the service fees.

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

Power of Attorney. Each of the shareholders of our VIEs has executed an irrevocable power of attorney appointing TAL Beijing, or any person designated by TAL Beijing as their attorney-in-fact to vote on their behalf on all matters of our VIEs requiring shareholder approval under PRC laws and regulations and the articles of association of each of our VIEs. The power of attorney remains effective as long as the relevant person remains a shareholder of the VIE.

The articles of association of each of our VIEs states that the major rights of the shareholders in a shareholders’ meeting include the power to approve the operating strategy and investment plan, elect the members of board of directors and approve their compensation and review and approve the annual budget and earning distribution plan. Therefore, through the irrevocable power of attorney arrangement, TAL Beijing has the ability to exercise effective control over each of our VIEs through shareholder votes and, through such votes, to also control the composition of the board of directors. In addition, the senior management team of each of our VIEs is the same as that of, or is appointed and controlled by, TAL Beijing. As a result of these contractual rights, we have the power to direct the activities of each of our VIEs that most significantly impact their economic performance.

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

In the opinion of Tian Yuan Law Firm, our PRC legal counsel:

•                  the ownership structures of our Consolidated Affiliated Entities and wholly owned subsidiaries in China are in compliance with existing PRC laws and regulations; and

•                  the contractual arrangements among our wholly owned subsidiaries in China, our Consolidated Affiliated Entities, and the shareholders of our VIEs are valid, binding and enforceable under, and will not result in any violation of, PRC laws or regulations currently in effect.

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

In addition to the series of contractual arrangements among TAL Beijing, Xueersi Education, Xueersi Network and Beijing Dongfangrenli and their respective shareholders, subsidiaries and schools, we have entered into a deed of undertaking on June 24, 2013 and a side letter dated July 29, 2013 with Mr. Bangxin Zhang, our Chairman of the Board of Directors and Chief Executive Officer (collectively, the “Deed”). Pursuant to the Deed, Mr. Zhang has irrevocably covenanted and undertaken to us that:

•                  as long as Mr. Bangxin Zhang owns shares in our company, whether legally or beneficially, and directly or indirectly (including shares held through Mr. Bangxin Zhang’s personal holding company Bright Unison Limited or any other company, trust, nominee or agent, if any), representing more than 50% of the aggregate voting power of the then total issued and outstanding shares of our company,

•                  Mr. Bangxin Zhang will not, directly or indirectly, (i) requisition or call any meeting of our shareholders for the purpose of removing or replacing any of our existing directors or appointing any new director, or (ii) propose any resolution at any of our shareholders meetings to remove or replace any of our existing directors or appoint any new director; and

•                  should any meeting of our shareholders be called by the board of directors or requisitioned or called by our shareholders for the purpose of removing or replacing any of the directors or appointing any new director, or if any resolution is proposed at any of our shareholder meetings to remove or replace any of the directors or appoint any new director, the maximum number of votes which Mr. Bangxin Zhang will be permitted to exercise shall be equal to the total aggregate number of votes of the then total issued and outstanding shares of our company held by all members of our company, other than shares which are owned, whether legally or beneficially, and directly or indirectly by Mr. Bangxin Zhang, less one vote.

•                  Mr. Bangxin Zhang will not cast any votes he has as a director or shareholder (if applicable) on any resolutions or matters concerning enforcing, amending or otherwise relating to the Deed being considered or voted upon by our board of directors or our shareholders, as the case may be.

In the opinion of Maples and Calder, our Cayman Islands legal counsel, the deed of undertaking constitutes the legal, valid and binding obligations of Mr. Bangxin Zhang, which cannot be unilaterally revoked by Mr. Bangxin Zhang, and is enforceable in accordance with its terms under existing Cayman Islands laws.

D. Property, Plants and Equipment

Facilities

Our headquarters are located in Beijing, China. As of February 28, 2014, we leased approximately 111,700 square meters in Beijing, consisting of approximately 103,000 square meters of learning center and service center space and approximately 8,700 square meters of office space. As of February 28, 2014, we owned 7,582 square meters of office space in Beijing, which we purchased in July 2011 for a total cash consideration (including related taxes) of approximately $62.5 million, and the renovation of which was completed in January 2013.

In addition to our learning center and service center space and office space leased in Beijing, as of February 28, 2014, we leased an aggregate of approximately 139,100 square meters of learning center and service center space and an aggregate of approximately 15,300 square meters of office space in 15 other cities throughout China.

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

A. Operating Results

Overview

Our extensive network of learning centers and service centers has increased from 270 and 247, respectively, in the fiscal year ended February 29, 2012, to 274 and 251, respectively, in the fiscal year ended February 28, 2014. Our student enrollments increased from approximately 690,300 in the fiscal year ended February 29, 2012 to approximately 1,073,950  in the fiscal year ended February 28, 2014, representing a CAGR of 24.7%.

We have experienced significant growth in our business in recent years. Our total net revenues increased from $177.5 million in the fiscal year ended February 29, 2012 to $313.9 million in the fiscal year ended February 28, 2014, representing a CAGR of 33.0%. Our net income increased from $24.3 million in the fiscal year ended February 29, 2012 to $60.6 million in the fiscal year ended February 28, 2014, representing a CAGR of 57.9%.

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

Our results of operations are also affected by the education system or policies relating to the after-school tutoring service market in China. Due to PRC legal restrictions on foreign ownership and investment in education businesses in China, we have entered into a series of contractual arrangements among TAL Beijing, on the one hand, and Xueersi Education, Xueersi Network, Beijing Dongfangrenli and their respective shareholders, subsidiaries and schools, on the other hand. We rely on a series of contractual arrangements among TAL Beijing, Xueersi Education, Xueersi Network and Beijing Dongfangrenli and their respective shareholders, subsidiaries and schools to conduct most of our services in China. Substantially all of our personalized premium services in Beijing are offered through Huanqiu Zhikang. We do not have equity interests in Xueersi Education, Xueersi Network and Beijing Dongfangrenli; however, as a result of these contractual arrangements, we are the primary beneficiary of these entities and treat them as our VIEs under U.S. GAAP. In the opinion of Tian Yuan Law Firm, our PRC legal counsel, (i) the ownership structures of our Consolidated Affiliated Entities and wholly owned subsidiaries in China are in compliance with existing PRC laws and regulations, and (ii) the contractual arrangements among our wholly owned subsidiaries in China, our Consolidated Affiliated Entities and the shareholders of our VIEs are valid, binding and enforceable under, and will not result in any violation of, PRC laws or regulations currently in effect. We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. See “Item 3.D.—Key Information—Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the agreements that establish the structure for operating our business in China are not in compliance with applicable PRC laws and regulations, we could be subject to severe penalties” and “Item 3.D.—Key Information—Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

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

In recent years, we have opened new learning centers to further penetrate our existing markets and enter new markets. The number of our learning centers grew from 270 in Beijing, Shanghai, Guangzhou, Shenzhen Tianjin, Wuhan, Xi’an, Chengdu, Nanjing, Hangzhou, Taiyuan, Zhengzhou, Chongqing and Suzhou as of February 29, 2012, to 274 in Beijing, Shanghai, Guangzhou, Shenzhen, Tianjin, Wuhan, Xi’an, Chengdu, Nanjing, Hangzhou, Taiyuan, Zhengzhou, Chongqing, Suzhou, Shenyang and Jinan as of February 28, 2014. We plan to open additional learning centers in these above cities and explore opportunities to open learning centers in other targeted geographic markets in China in order to continue to attract new student enrollments.

In addition, in recent years, we have significantly expanded our course offerings to cover new subjects and additional grade levels. In Beijing, we grew from primarily offering tutoring classes in mathematics to becoming a comprehensive after-school tutoring service provider, covering all core subjects in China’s school curricula at each grade level of the K-12 system. We initially offered only small-class tutoring services, and then added personalized premium services in September 2007 and began offering online courses through www.xueersi.com in January 2010. Our expansion of courses and service offerings allows us to better attract new students with different needs and provides us greater cross-selling opportunities with respect to our existing students.

Pricing

Our results of operations are also affected by the pricing for our tutoring services. We generally charge students based on the hourly rates of our courses and the total number of hours for all the courses taken by each student. We determine hourly rates for our courses primarily based on the demand for our courses, cost of our services, the geographic markets where the courses are offered, and the fees charged by our competitors for the same or similar courses. During the fiscal years ended February 28, 2013 and 2014, we increased hourly rates or number of hours per course for a portion of our small class offerings.

Costs and Expenses

Our ability to maintain and increase profitability also depends on our ability to effectively control our costs and expenses. A significant component of our cost of revenues is compensation to our teachers. We offer competitive remunerations to our teachers in order to attract and retain top teaching talent. Fees and performance-linked bonuses to our teachers accounted for approximately 24%, 23% and 21% of our net revenues for the fiscal years ended February 29, 2012, February 28, 2013 and February 28, 2014, respectively. Another important component of our cost of revenues is rental expenses for our learning and service centers, which accounted for approximately 14.7%. 14.9% and 14.1% of our net revenues for the fiscal years ended February 29, 2012, February 28, 2013 and February 28, 2014, respectively. For the fiscal years ended February 29, 2012, February 28, 2013 and February 28, 2014, we incurred share-based compensation expenses representing approximately 4.5%, 3.7% and 2.7%, respectively, of our net revenues, and we expect to continue to incur share-based compensation expenses in the future.

Our cost of revenues as a percentage of our total net revenues was 53.8%, 51.2% and 48.3% for the fiscal years ended February 29, 2012, February 28, 2013, and February 28, 2014 respectively. The decrease in our cost of revenues as a percentage of our total net revenues from fiscal year 2012 to fiscal year 2013 was largely a result of our further effort to improve teacher and facility utilization while raising hourly rate for many of our courses, as well as continuing tight control of other costs in fiscal year 2013. The decrease in our cost of revenues as a percentage of our total net revenues from fiscal year 2013 to fiscal year 2014 was largely a result of continuous improvements in our teacher and facility utilization while raising hourly rate of a portion of our small-class offerings.

Our operating expenses include two key components, selling and marketing expenses and general and administrative expenses. Our total operating expenses as a percentage of our total net revenues was 34.4%, 35.1% and 33.8% for the fiscal years ended February 29, 2012, February 28, 2013 and February 28, 2014, respectively. Our selling and marketing expenses and our general and administrative expenses each grew over this time period. Our selling and marketing expenses grew primarily due to an increase in the number of our sales and marketing personnel and their respective salaries to support a greater number of program and service offerings. Our general and administrative expenses grew primarily due to increases in the number of our general and administrative personnel, an increase in the average salaries and benefits provided to our general and administrative staff, an increase in fees paid to our professional advisors and service providers, share-based compensation, office expenses, and depreciation expenses for the office space purchased by us in Beijing, which commenced in the fourth quarter of fiscal year 2013. The growth of our selling and marketing expenses and our general administrative expenses has also been a result of the expansion of our learning centers and service centers capacity over the past few years. Going forward, we expect that our total costs and expenses will continue to increase due to the expansion of our services and operations, as well as costs and ongoing expenses associated with being a public company; however, such increase is likely to be partially offset by our increasing economies of scale and improved operating efficiency.

Key Components of Results of Operations

Net Revenues

In the fiscal years ended February 29, 2012, February 28, 2013, and February 28, 2014, we generated total net revenues of $177.5 million, $225.9 million and $313.9 million, respectively. We derive substantially all of our revenues from tutoring services, including small classes and personalized premium services. Revenues generated from our online course offerings through www.xueersi.com contributed 3.2%, 3.1% and 3.0% of our total net revenues in the fiscal years ended February 29, 2012, February 28, 2013 and February 28, 2014, respectively. Our revenues are presented net of business tax.

We generally collect course fees in advance, which we initially record as deferred revenues. We recognize course fees as revenues proportionately as the tutoring courses are delivered. We had deferred revenues in the amounts of $85.6 million, $102.5 million and $132.4 million, as of February 29, 2012, February 28, 2013, and February 28, 2014, respectively.

Generally, for our Xueersi Peiyou small-class courses consisting of more than seven classes per course, we offer tuition refunds for any remaining unattended classes to students who decide to withdraw from a course, provided that the course is less than two-thirds completed at the time of withdrawal. For Mobby small-class courses, if a student withdraws and the course is less than one-third completed at the time of withdrawal, we offer a refund of 60% of the course fees received from the student. If over one-third of the course is completed, no refund will be provided. For personalized premium services, a student can withdraw at any time and receive a refund for the undelivered classes. Refunds are recorded as deductions to deferred revenues. For online courses, we offer refunds to students who decide to withdraw from the subscribed but untaken courses within the course offer period, which generally ranges from five months to fifteen months, and a proportional refund based on the percentage of untaken courses.

Cost of Revenues and Operating Expenses

The following table sets forth, for the periods indicated, our cost of revenues and operating expenses, in absolute amounts and as percentages of the total net revenues:

	For the Year Ended February 28/29,
	2012		2013		2014
	$	%	$	%	$	%
	(in thousands of $, except percentages)
Net revenues	$177,520	100.0%	$225,931	100.0%	$313,895	100.0%
Total cost of revenues(1)	(95,587)	(53.8)	(115,749)	(51.2)	(151,543)	(48.3)%
Operating expenses:
Selling and marketing(2)	(23,166)	(13.0)	(27,674)	(12.2)	(35,761)	(11.4)%
General and administrative(3)	(37,815)	(21.3)	(51,125)	(22.6)	(70,300)	(22.4)%
Impairment losses on long-term prepayment	—	—	(594)	(0.3)	—	—
Impairment losses on intangible assets and goodwill	(140)	(0.1)	—	—	—	—
Total operating expenses	$(61,121)	(34.4)%	$(79,393)	(35.1)%	$(106,061)	(33.8)%

(1)         Includes share-based compensation expenses of $0.4 million, $0.1 million and $47.9 thousand for the fiscal years ended February 29, 2012, February 28, 2013 and February 28, 2014, respectively.

(2)         Includes share-based compensation expenses of $1.5 million and $1.8 million and $1.2 million for the fiscal years ended February 29, 2012, February 28, 2013 and February 28, 2014, respectively.

(3)         Includes share-based compensation expenses of $6.0 million and $6.4 million and $7.1 million for the fiscal years ended February 29, 2012, February 28, 2013 and February 28, 2014, respectively.

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

Our selling and marketing expenses primarily consist of compensation to our personnel involved in sales and marketing expenses relating to our marketing and branding promotion activities, rental and utilities expenses relating to selling and marketing functions and, to a lesser extent, depreciation and amortization of property and equipment used in our selling and marketing activities. Our selling and marketing expenses as a percentage of net revenues decreased from 13.0 % for the fiscal year ended February 29, 2012 to 12.2% for the fiscal year ended February 28, 2013 and decreased further to 11.4% for the fiscal year ended February 28, 2014. The decrease in selling and marketing expenses as a percentage of net revenues from the fiscal year ended February 29, 2012 to the fiscal year ended February 28, 2014 was primarily attributed to our budget control and economies of scale.

Our general and administrative expenses primarily consist of compensation paid to our management and administrative personnel, costs of third-party professional services, rental and utilities expenses relating to office and administrative functions, and, to a lesser extent, depreciation and amortization of property and equipment used in our administrative activities. Our general and administrative expenses as a percentage of our total net revenues increased from 21.3% in the fiscal year ended February 29, 2012 to 22.6% for the fiscal year ended February 28, 2013 and to 22.4% for the fiscal year ended February 28, 2014. We expect that our general and administrative expenses will increase in the near term as we hire additional personnel and incur additional expenses in connection with the expansion of our business operations, enhancing our internal controls, establish our internal management system and providing share-based compensation to our employees, and other expenses associated with our having become a publicly traded company.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Each of our Hong Kong subsidiaries, namely TAL Hong Kong and Yidu Hong Kong, is subject to Hong Kong profits tax on its activities conducted in Hong Kong. No provision for Hong Kong profits tax has been made in our consolidated financial statements, as TAL Hong Kong and Yidu Hong Kong have no assessable income for the fiscal years ended February 29, 2012, February 28, 2013 and February 28, 2014.

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

Xueersi Education, one of our VIEs, qualified as a “High and New Technology Enterprise” under the EIT Law effective January 1, 2008 and was therefore entitled to a preferential tax rate of 15%. From January 1, 2011, Xueersi Education is eligible for retention of High and New Technology Enterprise status at a preferential tax rate of 15% until the end of calendar year of 2013. In addition, since Xueersi Education is located in a high and new technology industrial zone in Beijing and qualified as a High and New Technology Enterprise, it was entitled to a three-year exemption from the enterprise income tax from calendar year 2006 to 2008 and a further tax reduction to a rate of 7.5% from calendar year 2009 to 2011. Our wholly owned subsidiary, TAL Beijing, qualified as a “Newly Established Software Enterprise” under the EIT Law and was therefore entitled to a two-year exemption from the enterprise income tax from calendar year 2009 to 2010 and a further tax reduction to 50% of the applicable rate from calendar year 2011 to 2013. Our wholly owned subsidiary, Yidu Huida, qualified as a “Newly Established Software Enterprise” under the EIT Law, and was therefore entitled to a two-year exemption from the enterprise income tax from calendar year 2011 to 2012 and a further tax reduction to 50% of the applicable rate from calendar year 2013 to 2015. Our wholly owned subsidiary Beijing Xintang Sichuang also qualified as a “Newly Established Software Enterprise” under the EIT Law and is therefore entitled to a two-year exemption from the enterprise income tax from calendar year 2013 to 2014 and a further reduction to a tax rate of 12.5% from calendar year 2015 to 2017.

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

As a result of the contractual arrangements, the nominee shareholders of the VIEs lack the characteristics of a controlling financial interest in the VIEs and therefore the VIEs are considered to be variable interest entities under ASC 810. The contractual arrangements, by design, provide TAL Beijing with the power to direct the activities that most significantly impact the economic performance of the VIEs and the right to receive substantially all the benefits of the VIEs, which causes TAL Beijing to be the primary beneficiary of the VIEs, and accordingly TAL Beijing consolidates their operations.

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

We have considered the existence of related party relationships, e.g. ownership of an equity interest in TAL Education Group and the VIEs, and the effect that might have on the enforceability of the contractual agreements and in turn whether these contractual agreements are substantive. We believe there are no barriers to exercise our rights under the contracts and therefore they are substantive and appropriately considered in our consolidation analysis in accordance with ASC 810. In assessing the shareholdings of certain individual parties in TAL Education Group and in the VIEs, specifically Mr. Bangxin Zhang, we acknowledge that from November 23, 2011, Mr. Bangxin Zhang, a majority nominee shareholder in the VIEs, also held a majority voting interest in TAL Education Group, which resulted from certain shareholders converting their Class B common shares with ten votes per share to Class A common shares with one vote per share. Therefore, we have reassessed the consolidation of the VIEs.

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

On June 24, 2013 and July 29, 2013, Our company and Mr. Bangxin Zhang executed a deed of undertaking dated June 24, 2013 and a side letter dated July 29, 2013, respectively (collectively, the “Deed”). Pursuant to the terms of the Deed, as long as Mr. Bangxin Zhang owns a majority voting interest, whether legally or beneficially, and directly or indirectly, in our company, (1) Mr. Bangxin Zhang cannot requisition or call a meeting of our shareholders or propose a shareholders resolution to appoint or remove a director, (2) if shareholders are asked to appoint or remove a director, the maximum number of votes which Mr. Bangxin Zhang will be permitted to exercise in connection with such shareholder approval is equal to the total aggregate number of votes of the then total issued and outstanding shares of our company held by all members of our company, other than shares which are owned, whether legally or beneficially, and directly or indirectly by Mr. Bangxin Zhang, less one vote and (3) if shareholders or our board of directors are asked to consider or approve any matter related to the Deed, Mr. Bangxin Zhang cannot exercise his voting power.

Upon execution of the Deed, despite his ownership of and as long as he holds a majority voting interest, whether legally or beneficially, and directly or indirectly, in our company, Mr. Bangxin Zhang will (1) not be permitted to requisition or call a meeting of our shareholders or propose a shareholders resolution to appoint or remove a director, (2) in relation to any shareholder approvals to appoint or remove a director, only be permitted to exercise up to the number of votes equal to the total aggregate number of votes of the then total issued and outstanding shares of our company held by all members of our company, other than shares which are owned, whether legally or beneficially, and directly or indirectly by Mr. Bangxin Zhang, less one vote and (3) in relation to our shareholders’ or our board of directors’ consideration or approval of any matter related to the Deed, Mr. Bangxin Zhang cannot exercise his voting power. The terms of the Deed prevents Mr. Bangxin Zhang from controlling the rights of our company as it relates to our contractual agreements, and accordingly, our company retains a controlling financial interest in the VIEs and would consolidate them as the VIEs’ primary beneficiary.

Please see the consolidated financial statements Note 1 for the presentation of our abbreviated financial information with and without the VIEs, after elimination of intercompany activity.

Revenue recognition

We derive substantially all of our revenues from tutoring services, including small classes (which include Mobby tutoring services), personalized premium services and online education services.

Tuition revenue is generally collected in advance and is initially recorded as deferred revenue. Tuition revenue is then recognized proportionately as the tutoring classes are delivered.

A typical Xueersi Peiyou small-class course consists of 10 or 15 classes during each of the school semesters and seven to 15 classes during each of the summer and winter breaks. Generally, Xueersi Peiyou small-class courses consisting of more than seven classes per course, we offer refunds for any remaining classes to students who decide to withdraw from a course, provided the course is less than two-thirds completed at the time of withdrawal. After two-thirds of a course is delivered, no refund is allowed. For Xueersi Peiyou small-class courses with less than seven classes, no refund will be provided after the commencement of the courses. For Mobby small-class courses, we offer refunds of 60% of courses fees received to students if the course is less than one-third completed at the time of withdrawal. If over one-third of the course is completed, no refund will be provided. For personalized premium services, a student can withdraw at any time and receive a refund for the undelivered classes. We have not experienced significant refunds on recognized revenues in the past.

We offer coupons to attract both existing and prospective students to enroll in our courses. The coupon has a fixed dollar amount and can only be redeemed against a future course. The coupon value, when utilized by an enrolling student, is accounted for as a reduction of revenue when the relevant revenue is recognized in the consolidated statements of operations.

The Group has a sales incentive plan effective from September 1, 2013 for personal premium services offerings. Under the sales incentive plan, students can get certain number of free classes in the future based on the amounts of tuition fees they deposit and consume. Revenue is recognized proportionately as the tutoring sessions are delivered by applying the related discount rates based on the deposited amounts. If there are any changes in the discount rates due to additional tuition fee payment or tuition fee refund, changes in revenue are recognized using a cumulative catch-up method.

We began to offer online courses through www.xueersi.com to students in 2010. Students enroll for online courses through the use of prepaid study cards or payment to online accounts. The proceeds collected from the online course education are initially recorded as deferred revenue. Revenues are recognized on a straight line basis over the subscription period from the date in which the students activate the courses to the date in which the subscribed courses end. A proportional refund, based on the percentage of untaken courses to the total courses offered, is provided to students who decide to withdraw from the subscribed courses within the course offer period, which generally ranges from five months to fifteen months.

We sell educational materials to students at our learning centers. Revenue is recognized when a service contract is signed, the price is fixed or determinable, the educational content or other educational materials are delivered, and collection of the receivables is reasonably assured.

Business combinations

Business combinations are recorded using the acquisition method of accounting. The assets acquired, the liabilities assumed, and any noncontrolling interests of the acquiree at the acquisition date, if any, are measured at their fair values as of the acquisition date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interest of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as at the date of acquisition.

Where the consideration in an acquisition includes contingent consideration the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability it is subsequently carried at fair value with changes in fair value reflected in earnings.

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

For the year ended February 28, 2014, we did not choose to perform the assessment of qualitative factors for goodwill impairment and performed our annual impairment test using a two-step approach. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liabilities representing the implied fair value of goodwill. We perform our annual goodwill impairment test on the last day of each fiscal year.

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. We have concluded that there are no significant uncertain tax positions requiring recognition in financial statements for the fiscal years ended February 29, 2012, February 28, 2013 and February 28, 2014. We did not incur any interest and penalties related to potential underpaid income tax expenses and also do not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. We have no material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods.

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

Xueersi Education, one of our VIEs, was qualified as a “High and New Technology Enterprise,” under the EIT Law effective January 1, 2008 and therefore was qualified for a preferential tax rate of 15%. In addition, since Xueersi Education is located in a high and new technology industrial zone in Beijing and qualified as a High and New Technology Enterprise, it was entitled to a three-year exemption from the enterprise income tax from calendar year 2006 to 2008 and a further tax reduction to a rate of 7.5% from calendar year 2009 to 2011. From January 1, 2011, Xueersi Education is eligible for re-examination of High and New Technology Enterprise status at a preferential tax rate of 15% until the end of calendar year of 2013. Our wholly owned subsidiary, TAL Beijing, qualified as a “Newly Established Software Enterprise” under the EIT Law and was therefore entitled to a two-year exemption from the enterprise income tax from calendar year 2009 to 2010 and a further tax reduction to 50% of the applicable rate from calendar year 2011 to 2013. Our wholly owned subsidiary, Yidu Huida, qualified as a “Newly Established Software Enterprise” under the EIT Law and is entitled to a two-year exemption from the enterprise income tax from calendar year 2011 to 2012 and a further tax reduction to 50% of the applicable rate from calendar year 2013 to 2015. Our wholly owned subsidiary Beijing Xintang Sichuang also qualified as a “Newly Established Software Enterprise” under the EIT Law and is therefore entitled to a two-year exemption from the enterprise income tax forom calendar year 2013 to 2014 and a further reduction to a tax rate of 12.5% from calendar year 2015 to 2017.

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

Fair Value of Our Common Shares and Share-Based Compensation

We adopted a share incentive plan in June 2010 that permits granting of options to purchase our Class A common shares, restricted shares, restricted share units, share appreciation rights, dividend equivalent rights and other instruments as deemed appropriate by the administrator under the plan. In August 2013, we amended and restated our 2010 Share Incentive Plan. Pursuant to the amended and restated 2010 Share Incentive Plan, the maximum aggregate number of Class A common shares that may be issued pursuant to all awards under our share incentive plan is equal to five percent (5%) of the total issued and outstanding shares as of the date of the amended and restated 2010 Share Incentive Plan. However, the shares reserved may be increased automatically if and whenever the unissued share reserve accounts for less than one percent (1%) of the total then issued and outstanding shares, so that after the increase, the shares unissued and reserved under this plan immediately after each such increase shall equal five percent(5%) of the then issued and outstanding shares. We had granted 20,446,400 shares as of April 30, 2014, among which, 5,419,500 shares were granted on July 26, 2010 and the remaining were granted after the closing of our initial public offering to some of our directors, executive officers and employees. These restricted shares will vest in accordance with the vesting schedule set out in the respective restricted share agreements with the grantees, which typically ranges from one to eleven years.

We recognize share-based compensation expenses based on the fair value of equity awards on the date of the grant, using a straight-line method over the requisite service periods of the awards, which are generally the vesting periods.

Prior to our initial public offering in October 2010, we did not have quoted market prices for our Class A common shares. Accordingly, during that time we had to make an estimate of the fair value of our Class A common shares for the purposes of determining the fair value of our Class A common shares on the date of grant of share-based compensation awards to our employees. The estimated fair value of our Class A common shares was $4.05 per share as of July 26, 2010. We principally used the market approach. We considered the estimated initial public offering price of $9.00 per ADS (or $4.50 per Class A common share), the middle point of range shown on the front cover page of our preliminary prospectus dated October 6, 2010 and applied discount for lack of marketability, or DLOM, to reflect the fact that at that time there was no ready public market for our shares as we were a closely held private company. The DLOM of 10% applied for valuation of our Class A common shares as of July 26, 2010 was determined with the assistance of an independent appraiser using the Black-Scholes option pricing model. Under the option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine DLOM.

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

	For the Year Ended February 28/29,
	2012		2013		2014
	$	%	$	%	$	%
	(in thousands of $, except percentages)
Net revenues	$177,520	100.0%	$225,931	100.0%	$313,895	100.0%
Cost of revenues(1)	(95,587)	(53.8)	(115,749)	(51.2)	(151,543)	(48.3)
Gross profit	81,933	46.2	110,182	48.8	162,352	51.7
Operating expenses
Selling and marketing(2)	(23,166)	(13.0)	(27,674)	(12.2)	(35,761)	(11.4)
General and administrative(3)	(37,815)	(21.3)	(51,125)	(22.6)	(70,300)	(22.4)
Impairment losses on long-term prepayment	—	—	(594)	(0.3)	—	—
Impairment losses on intangible assets and goodwill	(140)	(0.1)	—	—	—	—
Total operating expenses	(61,121)	(34.4)	(79,393)	(35.1)	(106,061)	(33.8)
Government subsidies	213	0.0	632	0.3	1,105	0.4
Income from operations	21,025	11.8	31,421	14.0	57,396	18.3
Interest income, net	3,500	2.0	5,344	2.4	9,438	3.0
Other income	4,180	2.3	776	0.2	102	0.0
Gain on investment in Century Mingde	—	—	—	—	297	0.1
Gain from sales of available-for-sale securities	—	—	—	—	53	0.0
Impairment loss on long-term investment	(235)	(0.1)	—	—	—	—
Income before income tax provision	28,470	16.0	37,541	16.6	67,286	21.4
Provision for income tax	(4,156)	(2.3)	(4,101)	(1.8)	(6,680)	(2.1)
Net income	$24,314	13.7%	$33,440	14.8%	$60,606	19.3%

(1)         Includes share-based compensation expenses of $0.4 million, $0.1 million and $47.9 thousand for the fiscal years ended February 29, 2012, February 28, 2013 and February 28, 2014, respectively.

(2)         Includes share-based compensation expenses of $1.5 million, $1.8 million and $1.2 million for the fiscal years ended February 29, 2012, February 28, 2013 and February 28, 2014, respectively.

(3)         Includes share-based compensation expenses of $6.0 million, $6.4 million and $7.1 million for the fiscal years ended February 29, 2012, February 28, 2013 and February 28, 2014, respectively.

Fiscal Year Ended February 28, 2014 Compared to Fiscal Year Ended February 28, 2013

Net Revenues

Our total net revenues increased by 38.9% from $225.9 million for the fiscal year ended February 28, 2013 to $313.9 million for the fiscal year ended February 28, 2014. This increase was primarily due to the increase in both the number of total student enrollments and the average selling price per enrollment. Average selling price per enrollment increased by 5.6% from $277 for the fiscal year ended February 28, 2013 to $292 for the fiscal year ended February 28, 2014, primarily due to an increase in the hourly rate in a portion of the small classes we offer and foreign exchange rate fluctuations. The number of total student enrollments grew from approximately 816,110 as of February 28, 2013 to approximately 1,073,950 as of February 28, 2014, primarily due to an increase in enrollments in our small class offerings. In addition, revenues from cities other than Beijing and Shanghai grew from $51.1 million, or 22.6% of our total net revenues for the fiscal year ended February 28, 2013, to $106.9 million, or 34.1% of our total net revenues for the fiscal year ended February 28, 2014.

Cost of Revenues

Our cost of revenues increased by 30.9% from $115.7 million for the fiscal year ended February 28, 2013 to $151.5 million for the fiscal year ended February 28, 2014. This increase was largely driven by the increase in teacher fees and performance-linked bonuses from $51.3 million for the fiscal year ended February 28, 2013 to $66.7 million for the fiscal year ended February 28, 2014, primarily due to the increase in the number of our full-time teachers from 2,787 for the fiscal year ending February 28, 2013 to 3,364 for the fiscal year ended February 28, 2014, as well as increases in average teacher fees and performance-linked bonuses. The number of part-time teachers increased slightly from 1,263 to 1,282 during the same period. Staff costs, which primarily consist of salaries, benefits and performance-linked bonuses for personnel providing educational service support and base salaries and other compensation for full-time teachers, increased from $17.9 million for the fiscal year ended February 28, 2013 to $21.6 million for the fiscal year ended February 28, 2014. This increase was mainly due to an increase in the number of our staff to expand our network and operations by opening new learning centers and service centers and an increase in the average salaries of our existing personnel who provide educational service support. Rental costs for our facilities increased from $33.6 million for the fiscal year ended February 28, 2013 to $44.0 million for the fiscal year ended February 28, 2014, primarily due to the increase in the leased space of learning centers and service centers from approximately 191,900 square meters as of February 28, 2013 to approximately 242,100 square meters as of February 28, 2014. To a lesser extent, the increase in our cost of revenues was due to increases in the depreciation and amortization costs of our property and equipment, which was primarily a result of the expansion of our learning centers. Cost of revenues for the fiscal year ended February 28, 2014 included $47.9 thousand in share-based compensation expenses, as compared to $0.1 million for the fiscal year ended February 28, 2013.

Gross Profit

As a result of the foregoing, our gross profit increased by 47.3% from $110.2 million for the fiscal year ended February 28, 2013 to $162.4 million for the fiscal year ended February 28, 2014. Our gross profit margin increased from 48.8% for the fiscal year ended February 28, 2013 to 51.7% for the fiscal year ended February 28, 2014. The increase in our gross profit margin in the fiscal year ended February 28, 2014 was primarily due to an increase in net revenues for the fiscal year ended February 28, 2014 resulting primarily from an enrollments increase from approximately 816,110 as of February 28, 2013 to approximately 1,073,950 as of February 28, 2014, the improvement of our teachers and facility utilization rates and tighter control of other costs.

Operating Expenses

Our operating expenses increased by 33.6% from $79.4 million for the fiscal year ended February 28, 2013 to $106.1 million for the fiscal year ended February 28, 2014. This increase primarily resulted from increases in both our selling and marketing expenses and general and administrative expenses.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 29.2% from $27.7 million for the fiscal year ended February 28, 2013 to $35.8 million for the fiscal year ended February 28, 2014. This increase was primarily due to an increase in salaries and benefits for our selling and marketing personnel from $16.8 million for the fiscal year ended February 28, 2013 to $23.2 million for the fiscal year ended February 28, 2014. We increased the number of our sales and marketing personnel by approximately 240 and also increased salaries for many of our existing sales and marketing personnel during the fiscal year ended February 28, 2014 to support a greater number of program and service offerings and larger learning center network. Advertising expenses for marketing promotion increased from $4.1 million for the fiscal year ended February 28, 2013 to $4.5 million for the fiscal year ended February 28, 2014. Selling and marketing expenses for the fiscal year ended February 28, 2014 also included $1.2 million in share-based compensation expenses, as compared to $1.8 million for the fiscal year ended February 28, 2013.

General and Administrative Expenses. Our general and administrative expenses increased by 37.5% from $51.1 million for the fiscal year ended February 28, 2013 to $70.3 million for the fiscal year ended February 28, 2014. This increase was primarily due to an increase in compensation for our general and administrative personnel from $26.6 million for the fiscal year ended February 28, 2013 to $36.2 million for the fiscal year ended February 28, 2014. This increase was primarily due to an increase in the average salaries and benefits provided to our general and administrative staff, an increase in the headcount of our full-time teachers who are also engaged in content development and teacher training in addition to their class hour commitments, and depreciation expenses for the office space we purchased in Beijing, which commenced operations in the fourth quarter of fiscal year 2013, and other facilities purchased in relation to the new office. General and administrative expenses for the fiscal year ended February 28, 2014 included $7.1 million in share-based compensation expenses, as compared to $6.4 million for the fiscal year ended February 28, 2013.

Impairment Losses on Long-term prepayment. For the fiscal year ended February 28, 2014, we recognized nil of impairment loss on long-term prepayment, as compared to impairment loss on long-term prepayment of $0.6 million for the fiscal year ended February 28, 2013.

Interest Income, Net

We had a net interest income of $9.4 million for the fiscal year ended February 28, 2014, compared to $5.3 million for the fiscal year ended February 28, 2013. Our net interest income in both fiscal years consisted primarily of interest earned on our cash and cash equivalents deposited in commercial banks.

Government Subsidies

We received government subsidies related to government sponsored projects and recorded such government subsidies as a liability when such government subsidies were received and recorded it as other operating income when there was no further performance obligation. We received government subsidies of $1.1 million for the fiscal year ended February 28, 2014, compared to $0.8 million for the fiscal year ended February 28, 2013. We recorded $0.6 million and $1.1 million government subsidies as other operating income for the fiscal years ended February 28, 2013 and February 28, 2014, respectively.

Other Income

Our other income was $0.1 million for the fiscal year ended February 28, 2014, compared to $0.8 million of other income for the fiscal year ended February 28, 2013. Our other income of $0.1 million for the fiscal year 2014 was a net result of $1.3 million of expenses and $1.4 million of income for the fiscal year 2014. The other expenses for the fiscal year 2014 were mainly due to our donations to victims of the Ya’an earthquake, the TAL Charitable Foundation and the Peking University Education Foundation. The income for the fiscal year 2014 was primarily driven by exchange gains. As the company holds the vast majority of its cash balance in RMB and reports in US Dollars, it benefits from exchange gains in times of relative strength of the RMB and incurs exchange losses in times of relative strength of the US Dollar.

Provision for Income Tax

Our provision for income tax increased by 62.9% from $4.1 million for the fiscal year ended February 28, 2013 to $6.7 million for the fiscal year ended February 28, 2014, primarily due to the increase of income before income taxes.

Net Income

As a result of the foregoing, our net income increased by 81.2% from $33.4 million for the fiscal year ended February 28, 2013 to $60.6 million for the fiscal year ended February 28, 2014.

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

Cost of Revenues

Our cost of revenues increased by 21.1% from $95.6 million for the fiscal year ended February 29, 2012 to $115.7 million for the fiscal year ended February 28, 2013. This increase was largely driven by teacher fees and performance-linked bonuses increasing from $42.1 million in the fiscal year ended February 29, 2012 to $51.3 million for the fiscal year ended February 28, 2013, primarily due to the number of our full-time teachers increasing from 2,451 for the fiscal year ending February 29, 2012 to 2,787 for the fiscal year ended February 28, 2013, as well as increases in average teacher fees and performance-linked bonuses. The increase in full-time teachers was partially offset by a decline in the number of part-time teachers from 1,455 to 1,263. Staff costs, which primarily consists of salaries, benefits and performance-linked bonuses for personnel providing educational service support and base salaries and other compensation for full-time teachers, increased from $14.0 million for the fiscal year ended February 29, 2012 to $17.9 million for the fiscal year ended February 28, 2013, mainly due to an increase in the average salaries of our existing personnel who provide educational service support. Rental costs for our facilities increased from $26.0 million in the fiscal year ended February 29, 2012 to $33.6 million for the fiscal year ended February 28, 2013 primarily due to the increase in the leased space of learning centers and service centers from approximately 176,500 square meters as of February 29, 2012 to approximately 191,900 square meters as of February 28, 2013. To a lesser extent, the increase in our cost of revenues was due to increases in the depreciation and amortization of our property and equipment, which was primarily a result of the expansion of our learning centers. Cost of revenues for the fiscal year ended February 28, 2013 included $0.1 million in share-based compensation expenses, as compared to $0.4 million for the fiscal year ended February 29, 2012.

Gross Profit

As a result of the foregoing, our gross profit increased by 34.5% from $81.9 million for the fiscal year ended February 29, 2012 to $110.2 million for the fiscal year ended February 28, 2013. Our gross profit margin was 48.8% for the fiscal year ended February 28, 2013, which increased from 46.2% for the previous fiscal year. The increase in our gross profit margin in the fiscal year ended February 28, 2013 was primarily due to an increase in net revenues in the fiscal year ended February 28, 2013 resulting primarily from an enrollments increase from approximately 690,300 as of February 29, 2012 to approximately 816,110 as of February 28, 2013, the improvement of our teachers and facility utilization rates and tighter control of other costs.

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

Inflation

According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index in China for February 2012, 2013 and 2014 were increases of 3.2%, 3.2% and 2.0% respectively. Inflation has had some impact on our operations in recent years, in the form of higher salaries for our teachers and other staff and higher rental payments for certain of the office space and service center and learning center space we lease. We can provide no assurance that we will not continue to be affected in the future by higher rates of inflation in China, or that we will be able to adjust our tuition rates to mitigate the impact of inflation on our results of operations.

Recently Adopted Accounting Pronouncements

In December 2011, the FASB issued an authoritative pronouncement related to disclosures about offsetting assets and liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. In January 2013, the FASB further clarifies that ordinary trade receivables and receivables are not in the scope of the authoritative pronouncement and the pronouncement applies only to derivatives, repurchase agreements and reverse purchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with specific criteria contained in the FASB Accounting Standards Codification (Codification) or subject to a master netting arrangement or similar agreement. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The adoption of this guidance did not have a significant effect on its consolidated financial statements.

In February 2013, the Financial Accounting Standards Board (‘‘FASB’’) issued an authoritative pronouncement related to reporting of amounts reclassified out of accumulated other comprehensive income, to improve the transparency of reporting these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income. The amendments in this Accounting Standards Updates (‘‘ASU’’) do not change the current requirements for reporting net income or other comprehensive income in financial statements. All of the information that this ASU requires already is required to be disclosed elsewhere in the financial statements under US GAAP.

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

•                  Cross-reference to other disclosures currently required under US GAAP for other reclassification items (that are not required under US GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense.

The amendments apply to all public and private companies that report items of other comprehensive income. Public companies are required to comply with these amendments for all reporting periods (interim and annual). The amendments are effective for reporting periods beginning after December 15, 2012, for public companies. Early adoption is permitted. The adoption of this guidance did not have a significant effect on its consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In February 2013, the FASB issued an authoritative pronouncement related to obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. The pronouncement provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of thispronouncement is fixed at the reporting date, except for obligations addressed within existing guidance in US GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in this pronouncement also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The amendments in this ASU should be applied retrospectively to all prior periods presented for those obligations resulting from joint and several liability arrangements within the scope that exist at the beginning of an entity ‘s fiscal year of adoption. An entity may elect to use hindsight for the comparative periods (if it changed its accounting as a result of adopting the amendments in this pronouncement)and should disclose that fact. Early adoption is permitted. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In March 2013, the FASB issued an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substancereal estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided.

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

In April 2013, the FASB issued a pronouncement which indicated that an entity is required to use the liquidation basis of accounting to present its financial statements when it determines that liquidation is imminent, unless the liquidation is the same as the plan specified in an entity’s governing documents created at its inception. According to the ASU, liquidation would be considered imminent in either of the following situations:

•                  A plan for liquidation has been approved by the person or persons with the authority to make such a plan effective, and the likelihood is remote that any of the following will occur:

(1)         Execution of the plan will be blocked by other parties (for example, those with shareholder rights)

(2)         The entity will return from liquidation.

•                  A plan for liquidation is imposed by other forces (for example, involuntary bankruptcy), and the likelihood is remote that the entity will return from liquidation.

When applying the liquidation basis of accounting, an entity would initially measure its assets to reflect the amount it expects to receive in cash or other consideration. Under the liquidation basis of accounting, the entity would be required to recognize and measure previously unrecognized assets that it intends to sell during the liquidation (e.g., trademarks). The entity would present - separately from the measurement of the assets or other items anticipated to be sold in liquidation - the expected aggregate liquidation and disposal costs to be incurred during the liquidation process.

For public entities, the ASU is effective for fiscal years (and interim periods within those fiscal years) beginning on or after December 15, 2013. Early adoption will be permitted. The ASU should be applied prospectively from the beginning of the fiscal year of adoption. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The FASB’s objective in issuing this ASU is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP.

The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.

This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In January, 2014, the FASB issued a pronouncement which provides guidance on the accounting for service concession arrangements. This ASU specifies that an operating entity should not account for a service concession arrangement, within the scope of this ASU, as a lease in accordance with Topic 840, Leases. Service concession arrangements may become more prevalent in the United States as public-sector entities seek alternative ways to provide public services on a more efficient and cost-effective basis.

An operating entity should refer to other Codification Topics as applicable to account for various aspects of a service concession arrangement. The amendments also specify that the infrastructureused in a service concession arrangement should not be recognized as property, plant, and equipment of the operating entity.

The amendments in this ASU should be applied on a modified retrospective basis to service concession arrangements that exist at the beginning of an entity’s fiscal year of adoption. The modified retrospective approach requires the cumulative effect of applying this ASU to arrangements existing at the beginning of the period of adoption to be recognized as an adjustment to the opening retained earnings balance for the annual period of adoption. The amendments are effective for a public business entity for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In April 2014, the FASB issued ASU No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. ASU 2014-08 limits the requirement to report discontinued operations to disposals of components of an entity that represent strategic shifts that have (or will have) a major effect on an entity’s operations and financial results. The amendments also require expanded disclosures concerning discontinued operations and disclosures of certain financial results attributable to a disposal of a significant component of an entity that does not qualify for discontinued operations reporting. The amendments in this ASU are effective prospectively for reporting periods beginning on or after December 15, 2014, with early adoption permitted. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

In recent years, we have financed our operations and the expansion of our business primarily through cash flows from operations and proceeds from our initial public offering in October 2010. As of February 28, 2014, we had $269.9  million in cash and cash equivalents, nil in bank term deposits and no bank borrowings. Our cash and cash equivalents consist of cash on hand and bank deposits that are placed with banks and other financial institutions and which are either unrestricted as to withdrawal or use, or have remaining maturities of three months or less when purchased.

The following table sets forth a summary of our cash and cash equivalents, bank deposits and restricted cash inside and outside of the PRC as of February 28, 2014.

	Cash and cash equivalents in RMB	Cash and cash equivalents in USD	Total cash and cash equivalents	Term deposits in RMB	Term deposits in USD	Total term deposits	Restricted cash in RMB	Restricted cash in USD	Total restricted cash
	(in thousands)
Entities outside of the PRC	$25,445	$2,089	$27,534	—	—	—	—	—	—
PRC VIE	136,915	—	136,915	—	—	—	2,873	—	2,873
Outside of VIE	104,034	1,448	105,482	—	—	—	—	—	—
Entities inside of the PRC	240,949	1,448	242,397	—	—	—	2,873	—	2,873
Total	$266,394	$3,537	$269,931	—	—	—	$2,873	—	$2,873

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

We believe that our current cash and cash equivalents, term deposits, available-for-sale securities, and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs to support our organic growth, including our cash needs for working capital and capital expenditures, for at least the next 12 months. However, we may need additional cash resources in the future if we experience changed business conditions or other developments or if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that our cash requirements exceed our cash and cash equivalents on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity securities could cause dilution of our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. In addition, there can be no assurance that when we need additional cash resources, financing will be available to us on commercially acceptable terms and amount, or at all.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended February 28/29,
	2012	2013	2014
	(in thousands of $)
Net cash provided by operating activities	$73,398	$65,410	$101,558
Net cash used in investing activities	(59,095)	(28,119)	(17,403)
Net cash used in financing activities	(470)	(41,465)	—
Effect of foreign exchange rate changes	1,582	675	695
Net increase / (decrease) in cash and cash equivalents	15,415	(3,499)	84,850
Cash and cash equivalents at the beginning of the period	173,165	188,580	185,081
Cash and cash equivalents at end of the period	$188,580	$185,081	$269,931

Operating Activities

Net cash provided by operating activities amounted to $101.6 million in the fiscal year ended February 28, 2014, as compared to $65.4 million in the fiscal year ended February 28, 2013. Net cash provided by operating activities in the fiscal year ended February 28, 2014 reflected net income of $60.6 million, adjusted by certain non-cash expenses, including depreciation of property and equipment of $9.5 million, amortization of intangible assets of $0.5 million, share-based compensation expenses of $8.3 million and gain on sales of investment in Century Mingde of $0.3 million. Additional major factors affecting operating cash flow in the fiscal year ended February 28, 2014 included an increase in deferred revenues in the amount of $29.9 million due to the increased amount of course fees received during the period, an increase in accrued expenses and other current liabilities of $8.5 million, primarily due to an increase in accrued employee salary expenses and welfare benefits; an increase in our prepaid expenses and other current assets in the amount of $5.4 million, an increase in our income tax receivable in the amount of $9.8 million and an increase in our income tax payable in the amount of $1.7 million.

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

Net cash used in investing activities amounted to $17.4 million in the fiscal year ended February 28, 2014, as compared to $28.1 million in the fiscal year ended February 28, 2013. Net cash used in investing activities in the fiscal year ended February 28, 2014 primarily related to proceeds of term deposit of $24.1 million, purchase of property and equipment of $10.8 million, which was mainly related to leasehold improvement of the learning centers and service centers, purchase of computers, office equipment and other equipment, proceeds from sales of investment in Century Mingde of $2.7 million, $8.2 million in payment for Kaoyan.com, $23.5 million in payment for BabyTree Inc. and $1.6 million in payment for long-term investments, which was mainly related to minority investments in three private education companies.

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

Net cash used in financing activities amounted to nil in the fiscal year ended February 28, 2014, as compared to net cash used in financing activities in the amount of $41.5 million in the fiscal year ended February 28, 2013.

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

Holding Company Structure

Overview

We are a holding company with no material operations of our own. Aside from our personalized premium tutoring services in Beijing conducted by our PRC subsidiaries, Huanqiu Zhikang and Zhixuesi Beijing, we conduct substantially all of our education business in China through contractual arrangements among TAL Beijing, which is our wholly-owned PRC subsidiary, Xueersi Education, Xueersi Network and Beijing Dongfangrenli, which are our Consolidated Affiliated Entities in China, and the respective shareholders, subsidiaries and schools of each of Xueersi Education, Xueersi Network and Beijing Dongfangrenli. See “Item 4.C.—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities” for a summary of these contractual arrangements. In the fiscal years ended February 29, 2012, February 28, 2013 and February 28, 2014, our Consolidated Affiliated Entities contributed 80.3%, 82.6% and 86.7%, respectively, of our total net revenues, and Huanqiu Zhikang and Zhixuesi Beijing contributed 19.7%, 17.4% and 13.3%, respectively, of our total net revenues.

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

Dividend Distributions

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends upon dividends and other distributions paid to us by our PRC subsidiaries. The amount of dividends paid by our PRC subsidiaries to us primarily depends on the service fees paid to our PRC subsidiaries from our Consolidated Affiliated Entities, and, to a lesser degree, our PRC subsidiaries’ retained earnings. In the fiscal years ended February 29, 2012, February 28, 2013 and February 28, 2014, TAL Beijing and its designated PRC subsidiaries collectively charged $35.3 million, $46.1 million and $74.1 million in service fees, respectively, to our Consolidated Affiliated Entities. The Consolidated Affiliated Entities collectively paid $33.4 million, $37.8 million and $66.5 million in service fees to TAL Beijing and its designated PRC subsidiaries in the fiscal years ended February 29, 2012, February 28, 2013 and February 28, 2014, respectively. As of fiscal year end February 29, 2012, February 28, 2013 and February 28, 2014, the balance of the amount payable for the fees was $4.7 million, $13.0 million and $20.6 million, respectively.

Under PRC law, each of our PRC subsidiaries and Consolidated Affiliated Entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital and to further set aside a portion of its after-tax profit to fund the reserve fund at the discretion of our board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. In addition, at the end of each fiscal year, each of the private schools our company owns in China is required to allocate a certain amount out of its annual net income, if any, to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. For our 19 private schools which have elected to require reasonable returns, this amount shall be no less than 25% of the annual net income of the school, and for the remaining 11 private schools which have elected not to require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school, if any. Our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

Pursuant to contractual arrangements that TAL Beijing has with each of Xueersi Education, Xueersi Network and Beijing Dongfangrenli, the earnings and cash of each of Xueersi Education, Xueersi Network and Beijing Dongfangrenli (including dividends received from their respective subsidiaries and schools) are used to pay service fees in RMB to TAL Beijing or its designated affiliates, in the manner and amount set forth in these agreements. After paying the applicable withholding taxes, making appropriations for its statutory reserve requirement and retaining any profits from accumulated profits, the remaining net profits of TAL Beijing and its designated affiliates would be available for distribution to TAL Hong Kong and from TAL Hong Kong to our company. Please see “Item 3.D.—Key Information—Risk Factors—Risks Related to Doing Business in China—Dividends we receive from our operating subsidiaries located in the PRC may be subject to PRC withholding tax.” and “Item 5.A.—Operating Results—Taxation—PRC” for detailed discussions on withholding taxes; and see “Item 4.B.—Business Overview—PRC Regulation—Regulations on Dividend Distribution” for a detailed discussion on statutory reserve requirement. As of February 28, 2014, the net assets of our PRC subsidiaries and Consolidated Affiliated Entities which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate $31.3 million, and the net assets of our PRC subsidiaries and Consolidated Affiliated Entities which were unrestricted and thus available for distribution was in aggregate $185.8 million.

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

Capital Expenditures

For the fiscal years 2012 to 2014, our primary capital expenditures have been purchase of office space, leasehold improvements, investment in computers, network equipment, software, facilities, intangible assets and business acquisitions. Our capital expenditures were $74.3 million, $6.9 million and $10.9 million for the fiscal years ended February 29, 2012, February 28, 2013 and February 28, 2014, respectively, representing 41.8%, 3.1% and 3.5% of our total net revenues for such year, respectively. Capital expenditures in the fiscal year ended February 29, 2012 primarily related to the completion of the purchase of office space from a real estate developer, for which our company paid $62.5 million. Please see “Item 4.D.—Information on the Company—Property, Plants and Equipment” for more information.

C. Research and Development, Patents, and Licenses, etc.

Our competitive advantages in China’s after-school tutoring service market is supported by our up-to-date technology platform, our strong in-house ability in developing curricular and course materials, and a range of our intellectual property rights. In addition, we operate www.eduu.com, a leading online education platform in China. The website serves as a gateway to our online courses, primarily offered through our website www.xueersi.com, and other websites dedicated to specific topics. We also offer select educational content through mobile applications. Our online platform facilitates direct and frequent communications with and among our existing and prospective students, which forms an important part of our efforts to provide a supportive learning environment to our students and support our overall sales and marketing activities. For detailed information about our online course offering, see “Item 4.B.—Information on the Company—Business Overview—Our Tutoring Services—Online Courses.”  We have a strong in-house team responsible for developing, updating and improving our curricula and course materials, and substantially all of our education content, excluding English course materials, is developed in-house. See “Item 4.B.—Information on the Company—Business Overview—Our Curricula and Course Materials” for detailed information. Our online platform, course contents and our other intellectual property rights are protected by a combination of PRC laws and regulations that protect trademarks, copyrights, domain names, know-how and trade secrets, as well as confidentiality agreements. For more information about our brands, trademarks, service marks, copyrights, domain names and other intellectual property rights, see “Item 4.B. Information on the Company—Business Overview—Intellectual Property.” For the fiscal years ended February 29, 2012, February 28, 2013 and February 28, 2014, we did not have significant research and development policies and expenditures.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended February 28, 2014 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of February 28, 2014:

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousand $)
Operating lease obligations(1)	$145,899	$41,966	$53,504	$28,153	$22,276
Acquisition payables(2)	768	768	—	—	—
Total	$146,667	$42,734	$53,504	$28,153	$22,276

Notes:

(1)         Represents our non-cancelable leases for our offices, learning centers and service centers.

(2)         Represents outstanding consideration payable in connection with investment in Holiday School, previous acquisition of Wuhan Jianghan School and an uncompleted acquisition as of February 28, 2014.

G. Safe Harbor

See “Forward Looking Statements” on page 2 of this annual report.

Item 6.                                 Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Bangxin Zhang	33	Chairman of the Board of Directors and Chief Executive Officer
Jane Jie Sun	45	Independent Director
Tong Chen	47	Independent Director
Wei Wang	44	Independent Director
Joseph Kauffman	36	Chief Financial Officer
Yachao Liu	32	Senior Vice President
Yunfeng Bai	32	Senior Vice President

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

Joseph Kauffman has served as our Chief Financial Officer since June 2010. Prior to joining us, Mr. Kauffman headed business development and strategic investment at New Oriental Education & Technology Group Inc., where he joined the senior management team before its initial public offering on the New York Stock Exchange in 2006. Between 1999 and 2004, Mr. Kauffman held various corporate development, strategy, and operating roles at The Coca-Cola Company in China. Mr. Kauffman received his bachelor’s degree from Williams College in 1999 and an MBA degree from the Harvard Business School in 2006.

Yachao Liu has served as our senior vice president since April 2011 and has been responsible for our online course offerings since February 2013. From May 2012 to January 2013, Dr. Liu was also in charge of our enterprise planning division and information management center in addition to our online course offerings. From April 2011 to April 2012, Dr. Liu was in charge of our teaching and research division, teachers’ training school, information management center and network operation center. From January 2008 to April 2011, Dr. Liu was our vice president and was in charge of our online course offerings. From September 2005 to January 2008, Dr. Liu was director of our middle school division. Dr. Liu received his bachelor’s degree in Mechanics from Peking University in 2003 and Ph.D. from the Institute of Mechanics of the Chinese Academy of Science in 2008.

Yunfeng Bai has served as our senior vice president since April 2011 and is in charge of our Xueersi Peiyou small-class business throughout China. From June 2008 to April 2011, Mr. Bai served as our vice president, and in this capacity he oversaw our personalized premium services. Mr. Bai founded our high school division in 2005 and was the director of our Beijing operations from June 2006 through May 2008. Mr. Bai received his bachelor’s degree in Engineering Automation from Beijing University of Aeronautics and Astronautics in 2003, attended the CEO class of Guanghua Management School of Peking University between 2008 and 2009 and graduated from the EMBA program of China Europe International Business School in 2012.

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

B. Compensation

For the fiscal year ended February 28, 2014, the aggregate cash compensation we paid to our executive officers as a group was approximately $1.0 million. We do not pay our non-executive directors in cash for their services on our board. For the fiscal year ended February 28, 2011, we granted a total of 2,125,000 restricted Class A common shares to our executive officers. For the fiscal year ended February 29, 2012, we granted a total of 208,000 restricted Class A common shares to our non-executive directors, 24,000 of which were subsequently cancelled upon the resignation of one of our non-executive directors during the fiscal year ended February 29, 2012 and we did not grant any restricted Class A common shares to our executive officers. For the fiscal year ended February 28, 2014, we granted a total of 800,000 restricted Class A common shares to our executive directors or our executive officers. For the fiscal year ended February 28, 2014, we recognized a total share-based compensation expense of $3.2 million for our executive officers and non-executive directors. For more information, see “Item 6.B.—Directors, Senior Management and Employees—Compensation—Share Incentive Plan.”

Share Incentive Plan

In June 2010, we adopted our 2010 Share Incentive Plan in order to attract and retain the qualified personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The plan permits the grant of options to purchase our Class A common shares, restricted shares, restricted share units, share appreciation rights, dividend equivalent rights and other instruments as deemed appropriate by the administrator under the plan. In August 2013, we amended and restated the 2010 Share Incentive Plan. Pursuant to the amended and restated 2010 Share Incentive Plan, the maximum aggregate number of Class A common shares that may be issued pursuant to all awards under our share incentive plan is equal to five percent (5%) of the total issued and outstanding shares as of the date when the amended and restated 2010 Share Incentive Plan became effective; provided that, the shares reserved shall be increased automatically if and whenever the unissued shares reserved accounts for less than one percent (1%) of the total then issued and outstanding shares, as a result of which increase the shares unissued and reserved in the Award Pool immediately after each such increase shall equal to five percent (5%) of the then issued and outstanding shares. As of April 30, 2014, we granted 20,446,400 restricted Class A common shares under this plan to our employees, consultants and directors.

The following table summarizes, as of April 30, 2014, the restricted shares granted and outstanding under our share incentive plan to our directors and executive officers and to other individuals as a group.

Name	Number of Class A Restricted Shares	Date of Grant	Date of Expiration
Yachao Liu	*	July 26, 2010/ October 25, 2013/ March 1, 2014	10 years from the date of the grant
Yunfeng Bai	*	July 26 2010/ October 25, 2013/ March 1, 2014	10 years from the date of the grant
Joseph Kauffman	*	July 26, 2010	10 years from the date of the grant
Jane Jie Sun	*	April 8, 2011/ June 13, 2011	10 years from the date of the grant
Tong Chen	*	June 13, 2011	10 years from the date of the grant
Wei Wang	*	June 13, 2011	10 years from the date of the grant
Directors and officers as a group	1,691,250	—	10 years from the date of the grant
Other individuals as a group	11,486,862	—	10 or 11 years from the date of the grant
Total	13,178,112	—	—

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

Awards and Award Agreement. Pursuant to our amended and restated 2010 Share Incentive Plan, we may grant options, restricted shares, restricted share units, share appreciation rights, dividend equivalent rights or other instruments to our directors, employees or consultants. Awards granted under our plan are evidenced by award agreements that set forth the terms, conditions and limitations for each award, which may include the term of an award, the provisions applicable in the event the participant’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.

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

C. Board Practices

Composition of Board of Directors

Our board of directors consists of four directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company must declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at the board meeting at which such contract or proposed contract or arrangement is considered. Subject to our memorandum and articles of association, the directors may exercise all the powers of our company to borrow money and to mortgage its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party.

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

Duties of Directors

Under Cayman Islands law, our directors owe to us fiduciary duties, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors also have a duty to exercise the skill they possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached.

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

D. Employees

We had 5,422, 5,808 and 6,375 full-time employees as of February 29, 2012, February 28, 2013 and February 28, 2014, respectively. Of our total number of full-time employees as of February 28, 2014, 3,590 were located in Beijing, 596 were located in Shanghai and 2,189 were located in other places in China.

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

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares (including shares represented by our ADSs), as of April 30, 2014, by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our common shares.

	Shares Beneficially Owned
	Number(1)	%(2)	% of Voting
Power(3)
Directors and Executive Officers:
Bangxin Zhang(4)	59,550,000	37.8%	68.2%
Jane Jie Sun(5)	*
Tong Chen(6)	*
Wei Wang(7)	*
Yachao Liu(8)	9,001,250	5.7%	10.1%
Yunfeng Bai(9)	3,913,500	2.5%	4.5%
Joseph Kauffman(10)	*
All directors and executive officers as a group	73,345,076	46.5%	82.8%
Principal Shareholders:
Bright Unison Limited(11)	59,550,000	37.8%	68.2%
Central Glory Investments Limited(12)	13,314,900	8.4%	9.0%
Prime Capital Management Company Limited(13)	9,105,928	5.8%	1.0%
Perfect Wisdom International Limited(14)	8,812,500	5.6%	10.1%

*	Less than 1% of our total outstanding shares.

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

(2)

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (1) 157,735,146, being the number of common shares issued as of April 30, 2014, and (2) the number of shares such person or group has the right to acquire or receive within 60 days after April 30, 2014.

(3)

Percentage of total voting power represents voting power with respect to all of our Class A and Class B common shares, as a single class. As of April 30, 2014, our issued and outstanding share capital consisted of 78,204,146 Class A common shares and 79,531,000 Class B common shares. Each holder of our Class B common shares is entitled to ten votes per Class B common share and each holder of Class A common shares is entitled to one vote per Class A common share held by our shareholders on all matters submitted to them for a vote. Our Class A common shares and Class B common shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B common shares are convertible at any time by the holder into Class A common shares on a 1:1 basis.

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

(9)

Consists of 3,893,500 Class B common shares held by Excellent New Limited, a British Virgin Islands company. Yunfeng Bai is the sole shareholder and the sole director of Excellent New Limited. Yunfeng Bai’s business address is 12/F, Danling SOHO, No. 6 Danling Street, Haidian District, Beijing 100080, People’s Republic of China.

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

(12)

Based on the Schedule 13G/A filed with the SEC on February 14, 2014. Central Glory Investments Limited is a company incorporated in the British Virgin Islands. Yundong Cao is the sole shareholder and the sole director of Central Glory Investments Limited. Its registered address is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(13)

Based on the Schedule 13G/A filed with the SEC on February 10, 2014, and consists of 9,105,928 Class A common shares held by Prime Capital Management Company Limited. The business address of Prime Capital Management Company Limited is Unit 2303, 23/F, Low Block, Grand Millennium Plaza, 181 Queen’s Road, Central, Hong Kong.

(14)

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

To our knowledge, as of April 30, 2014, 78,204,146 of our Class A common shares were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A common shares in the United States.

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

Not applicable.

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

Our board of directors has complete discretion whether to declare dividends. Our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Even if our board of directors decides to declare dividends, their form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

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

	Trading Price
	High	Low
	US$	US$
Annual High and Low
Fiscal Year Ended February 28, 2011 (from October 20, 2010)	18.34	10.20
Fiscal Year Ended February 29, 2012	14.20	8.41
Fiscal Year Ended February 28, 2013	12.00	6.97
Fiscal Year Ended February 28, 2014	26.58	8.50

Quarterly Highs and Lows
First Quarter of Fiscal Year Ended February 28, 2013	12.00	10.52
Second Quarter of Fiscal Year Ended February 28, 2013	11.37	6.97
Third Quarter of Fiscal Year Ended February 28, 2013	9.60	7.29
Fourth Quarter of Fiscal Year Ended February 28, 2013	9.88	8.16
First Quarter of Fiscal Year Ended February 28, 2014	11.39	8.50
Second Quarter of Fiscal Year Ended February 28, 2014	13.34	9.50
Third Quarter of Fiscal Year Ended February 28, 2014	20.44	11.79
Fourth Quarter of Fiscal Year Ended February 28, 2014	26.58	18.00

Monthly Highs and Lows
December 2013	22.64	18.00
January 2014	26.58	20.25
February 2014	25.98	22.67
March 2014	25.06	21.78
April 2014	23.95	20.70
May 2014 (through May 9, 2014)	23.64	21.25

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10.                          Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, as amended from time to time, and the Companies Law (2013 Revision) of the Cayman Islands, which is referred to below as the Companies Law, and the common law of the Cayman Islands.

The following are summaries of material provisions of our Fourth Amended and Restated Memorandum and Articles of Association and the Companies Law insofar as they relate to the material terms of our common shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands or at such other place within the Cayman Islands as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law, or any other law of the Cayman Islands.

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

Dividends. The holders of our common shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law, our articles of association, and the common law of the Cayman Islands. Our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

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

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board or by special resolution. Our company may also repurchase any of our shares provided that the manner of such purchase has been approved by an ordinary resolution of our shareholders, or the manner of purchase is in accordance with the procedures set out in our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes, the rights attached to any such class may, subject to the rights and restrictions for the time being attached to any class, only be materially adversely varied or abrogated either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied or abrogated by the creation, allotment or issue of further shares ranking in priority to or pari passu with such previously existing shares.

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

Material United States Federal Income Tax Considerations

The following is a discussion of the material United States federal income tax consequences of the purchase, ownership and disposition of our ADSs or common shares by a U.S. Holder described below that will hold our ADSs or common shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, pension plans, regulated investment companies, real estate investment trusts, cooperatives, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold their ADSs or common shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, U.S. expatriates, persons liable for alternative minimum tax, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any non-United States, state, or local, or estate or gift tax considerations or the Medicare tax. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or common shares.

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

Although the law in this regard is unclear, we treat our VIEs and their respective subsidiaries as being owned by us for United States federal income tax purposes, not only because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our VIEs and their respective subsidiaries, as applicable, for United States federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year.

Accordingly, assuming that we are the owner of our VIEs and their respective subsidiaries, as applicable, for United States federal income tax purposes, we believe that we primarily operate an active after-school tutoring business in China. Based on our current income and assets and projections as to the value of our assets based, in part, on the current and expected market value of our ADSs, we do not expect to be a PFIC for the taxable year ended February 28, 2014. While we do not anticipate being a PFIC, there is a risk that we may become a PFIC for our current taxable year ending February 28, 2015 and future taxable years because of our significant cash balances and because the value of the assets for purpose of the asset test will generally be determined by reference to the market price of our ADSs. Accordingly, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable year.

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

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or common shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of common shares, or by the Depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. Subject to the discussion above regarding concerns expressed by the U.S. Treasury, a non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on our ADSs or common shares will not be eligible for the dividends received deduction allowed to corporations under the Code.

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, but not our common shares, provided that the ADSs are regularly traded. Our ADSs are expected to qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

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

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, U.S. Holder may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our ADSs or common shares. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

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

Item 11.                          Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

As of February 28, 2014, we had no short-term or long-term borrowings. If we borrow money in future periods, we may be exposed to interest rate risk. Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in liquid investments with original maturities of three months or less and term deposit with maturities of more than three months and less than a year. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

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

Moreover, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert Renminbi into U.S. dollars, depreciation of the Renminbi against the U.S. dollar would have an adverse effect. Assuming we had converted the U.S. dollar-denominated cash balance of $3.5 million as of February 28, 2014 into RMB at the exchange rate of $1.00 for RMB6.1448 as of February 28, 2014, this cash balance would have been RMB21.7 million. Assuming a 1.0% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB21.5 million as of February 28, 2014.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, and the amount of reimbursement available to us is not entirely related to the amounts of fees the depositary collects from investors. For the fiscal year ended February 28, 2014, we have received $1.0 million after tax reimbursement from the depositary, which was paid to us for expenses incurred in connection with the establishment and maintenance of the ADS program.

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

For the period from the effective date of the Form F-1 to February 28, 2014, we used $69.0 million in proceeds for dividend distributions, $8.2 million for the acquisition of  Kaoyan.com, $0.7 million for the acquisition of Yidu Cayman, $23.5 million for the investment in BabyTree Inc., $3.5 million for the investment in two unrelated private companies, $2.7 million for capital contribution to three newly established subsidiaries, $2.4 million for share repurchase and $3.7 million for various other general corporate purposes. As of February 28, 2014, we had approximately $19.9 million left from the net proceeds we received from our initial public offering in 2010.

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

Item 15.                          Controls and Procedures

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon this evaluation, our management has concluded that, as of February 28, 2014, our existing disclosure controls and procedures were effective .

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

Our management conducted an assessment of the design and operation effectiveness of our internal control over financial reporting as of February 28, 2014. In making this assessment, we used the criteria established within the Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of February 28, 2014, our internal control over financial reporting was effective.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has issued an attestation report on our internal control over financial reporting. That attestation report appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF TAL EDUCATION GROUP

We have audited the internal control over financial reporting of TAL Education Group (the “Company”), its subsidiaries, its variable interest entities (the “VIEs”) and its VIEs’ subsidiaries and schools (collectively, the “Group”) as of February 28, 2014, based on the criteria established in Internal Control- Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of February 28, 2014, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended February 28, 2014 of the Group and our report dated May 12, 2014 expressed an unqualified opinion on those consolidated financial statements.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

May 12, 2014

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

	For the Year Ended February 28,
	2013	2014
Audit fees(1)	1,012,802	1,635,988
Tax fees(2)	55,891	50,376

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

Item 16E.                 Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On October 24, 2011, our board of directors authorized a share repurchase program, whereby our company may repurchase of up to $50.0 million of our ADSs during the period from October 24, 2011 through October 23, 2012. The share repurchase program was publicly announced on October 25, 2011. The table below is a summary of the shares repurchased by us in the open market as of February 28, 2014.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS(1)	Total Number of ADSs Purchased as Part of Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan
July 2012	30,125	$7.69	30,125	$49,768,384
August 2012	258,844	$8.48	258,844	$47,572,369
Total	288,969	$8.40	288,969	$—

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
4.7

English translation of Equity Pledge Supplemental Agreement, dated June 25, 2010, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Xueersi Network Technology Ltd., Bangxin Zhang, Yundong Cao, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 10.10 of Form F-1 (file no. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.8

English translation of Powers of Attorney, dated August 12, 2009, by Bangxin Zhang, Yundong Cao, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 10.11 of Form F-1 (file no. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.9

English translation of Exclusive Service Agreement, dated December 27, 2011, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Dongfangrenli Science & Commerce Co., Co., Ltd., Bangxin Zhang, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 4.9 of our annual report on Form 20-F (File No. 001-34900) filed with the Securities and Exchange Commission on June 27, 2012)

4.10

English translation of Option Agreement, dated December 27, 2011, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Dongfangrenli Science & Commerce Co., Co., Ltd., Bangxin Zhang, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F (File No. 001-34900) filed with the Securities and Exchange Commission on June 27, 2012)

4.11

English translation of Equity Pledge Agreement, dated December 27, 2011, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Dongfangrenli Science & Commence, Co., Ltd., Bangxin Zhang, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 4.11 of our annual report on Form 20-F (File No. 001-34900) filed with the Securities and Exchange Commission on June 27, 2012)

4.12

English translation of Powers of Attorney, dated December 27, 2011, by Bangxin Zhang, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 4.12 of our annual report on Form 20-F (File No. 001-34900) filed with the Securities and Exchange Commission on June 27, 2012)

4.13

Amended and Restated Shareholders’ Agreement among the Registrant, the Series A preferred holder, Tiger Global Five China Holdings and other parties thereto, dated August 12, 2009 (incorporated by reference to Exhibit 4.4 of Form F-1 (file no. 333-169650) filed with the Securities and Exchange Commission on September 29, 2011)

4.14

English translation of Form of Real Property Sale and Purchase Agreement (incorporated by reference to Exhibit 4.10 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 28, 2011 (file no. 001-34900) filed with the Securities and Exchange Commission on July 25, 2011)

4.15

Deed of Undertaking executed by and between Bangxin Zhang and TAL Education Group dated June 24, 2013 (incorporated by reference to Exhibit 4.15 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 28, 2013 (file no. 001-34900) filed with the Securities and Exchange Commission on June 28, 2013)

4.16*	Side letter executed by and between Bangxin Zhang and TAL Education Group dated July 29, 2013
8.1*	List of Subsidiaries and Consolidated Affiliated Entities
11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of the Registrant’s Registration Statement on Form F-1 (file no. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Tian Yuan Law Firm
15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
15.3*	Consent of Maples and Calder

Exhibit Number	Description of Document
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*                 Filed herewith.

**          Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TAL Education Group

	By:	/s/ Bangxin Zhang
		Name:	Bangxin Zhang
		Title:	Chairman and Chief Executive Officer

Date: May 12, 2014

TAL EDUCATION GROUP

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED FEBRUARY 29, 2012,

FEBRUARY 28, 2013 AND FEBRUARY 28, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF TAL EDUCATION GROUP

We have audited the accompanying consolidated balance sheets of TAL Education Group (the ‘‘Company’’), its subsidiaries, its variable interest entities (the ‘‘VIEs’’) and its VIEs’ subsidiaries and schools (collectively, the ‘‘Group’’) as of February 28, 2013 and 2014 and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the years ended February 29, 2012, February 28, 2013 and 2014. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of February 28, 2013 and 2014, and the results of its operations and its cash flows for each of the three years in the period ended February 29, 2012, February 28, 2013 and 2014, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of February 28, 2014, based on the criteria established in Internal Control- Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 12, 2014 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

May 12, 2014

TAL EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except share and share related data)

	As of	As of
	February 28,	February 28,
	2013	2014
ASSETS

Current assets
Cash and cash equivalents	$185,080,673	$269,930,571
Term deposits	24,110,716	—
Restricted cash-current	2,270,269	325,688
Available-for-sale securities	399,955	—
Inventory	410,167	181,759
Deferred tax assets-current	2,260,446	3,281,063
Income tax receivable	—	9,824,333
Prepaid expenses and other current assets	11,906,317	16,833,208

Total current assets	226,438,543	300,376,622

Restricted cash-non-current	—	2,546,878
Property and equipment, net	76,115,088	78,625,191
Deferred tax assets-non-current	538,464	555,528
Rental deposit	5,179,073	7,322,438
Intangible assets, net	1,724,444	2,535,593
Goodwill	555,194	7,509,824
Long-term prepayments	—	989,454
Long-term investments	5,491,073	27,137,239

Total assets	$316,041,879	$427,598,767

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of $1,739,337 and $2,004,659 as of February 28, 2013 and 2014, respectively)	$2,009,473	$2,349,365
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to TAL Education Group of $67,743,448 and $102,488,333 as of February 28, 2013 and 2014, respectively)	102,513,876	132,401,062
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to TAL Education Group of $11,269,507 and $18,920,194 as of February 28, 2013 and 2014, respectively)	17,196,001	27,423,992
Income tax payable (including income tax payable of the consolidated VIEs without recourse to TAL Education Group of $2,165,785 and $3,661,860 as of February 28, 2013 and 2014, respectively)	2,778,305	4,519,807
Deferred tax liabilities -current (including deferred tax liabilities- current of the consolidated VIEs without recourse to TAL Education Group of $nil and $nil as of February 28, 2013 and 2014, respectively)	—	62,100

Total current liabilities	124,497,655	166,756,326

Deferred tax liabilities-non-current (including deferred tax liabilities-non-current of the consolidated VIEs without recourse to TAL Education Group of $36,845 and $32,344 as of February 28, 2013 and 2014, respectively)	98,945	32,344
Long-term payable (including long-term payable of the consolidated VIEs without recourse to TAL Education Group of $nil and $813,696 as of February 28, 2013 and 2014, respectively)	—	813,696

Total liabilities	124,596,600	167,602,366

TAL EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS - continued

(In U.S. dollars, except share and share related data)

	As of	As of
	February 28,	February 28,
	2013	2014
Commitments and contingencies (Note16)

Equity
Class A common shares ($0.001 par value; 500,000,000 shares authorized, 68,314,150 shares and 78,204,146 shares issued and outstanding as of February 28, 2013 and 2014, respectively)	68,314	78,204
Class B common shares ($0.001par value; 500,000,000 shares authorized, 87,806,000 shares and 79,531,000 shares issued and outstanding as of February 28, 2013 and 2014, respectively)	87,806	79,531
Additional paid-in capital	86,016,387	92,664,436
Statutory reserve	12,291,341	15,015,824
Retained earnings	86,430,705	144,311,994
Accumulated other comprehensive income	6,550,726	7,846,412

Total TAL Education Group’s Equity	191,445,279	259,996,401

Total liabilities and equity	$316,041,879	$427,598,767

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars, except share and share related data)

	For the year ended	For the year ended	For the year ended
	February 29,	February 28,	February 28,
	2012	2013	2014

Net revenues	$177,519,672	$225,931,095	$313,895,205
Cost of revenues	(95,587,218)	(115,748,650)	(151,543,116)
Gross profit	81,932,454	110,182,445	162,352,089

Operating expenses
Selling and marketing	(23,166,231)	(27,673,598)	(35,761,166)
General and administrative	(37,814,962)	(51,125,534)	(70,299,742)
Impairment loss on long-term prepayment	—	(594,162)	—
Impairment loss on intangible assets and goodwill	(139,660)	—	—
Total operating expenses	(61,120,853)	(79,393,294)	(106,060,908)

Government subsidies	213,270	632,269	1,104,750

Income from operations	21,024,871	31,421,420	57,395,931

Interest income	3,499,926	5,343,445	9,438,263
Gain on investment of Century Mingde	—	—	297,120
Other income	4,180,703	776,293	101,254
Gain from sales of available-for-sale securities (includes $nil, $nil and $39,719 accumulated other comprehensive income reclassifications for unrealized gains on available-for-sale securities for years ended February 29, 2012, February 28, 2013 and February 28, 2014, respectively)	—	—	52,958
Impairment loss on long-term investment	(235,397)	—	—

Income before income tax provision	28,470,103	37,541,158	67,285,526
Provision for income tax (includes $nil, $nil and $13,239 income tax expenses from reclassification items for years ended February 29, 2012, February 28, 2013 and February 28, 2014, respectively)	(4,156,450)	(4,101,092)	(6,679,754)

Net income	24,313,653	33,440,066	60,605,772

Net income attributable to TAL Education Group shareholders	$24,313,653	$33,440,066	$60,605,772

Net income per common share
Basic	$0.16	$0.21	$0.39
Diluted	$0.16	$0.21	$0.38

Weighted average shares used in calculating net income per common share
Basic	154,000,219	155,607,458	156,726,994
Diluted	155,874,381	156,631,090	159,444,928

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In U.S. dollars, except share and share related data)

	For the year ended	For the year ended	For the year ended
	February 29,	February 28,	February 28,
	2012	2013	2014

Net income	$24,313,653	$33,440,066	$60,605,772
Other comprehensive income, net of tax
Foreign currency translation adjustment	3,127,206	1,614,614	1,315,561
Unrealized (loss)/ gains on available-for-sale securities:
Net unrealized gains/ (loss) on available-for-sale securities, net of tax effect of $30,474, $(8,583) and $(6,615) for years ended February 29, 2012, February 28, 2013 and February 28, 2014	(91,421)	25,748	19,844

Less: Transfer to statements of operations of realized gains on available-for-sale securities, net of tax effect of $nil, $nil and $13,239 for years ended February 29, 2012, February 28, 2013 and February 28, 2014	—	—	(39,719)

Other comprehensive income	3,035,785	1,640,362	1,295,686

Comprehensive income	27,349,438	35,080,428	61,901,458

Comprehensive income attributable to TAL Education Group shareholders	$27,349,438	$35,080,428	$61,901,458

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollars, except share and share related data)

					Additional			Accumulated other	Total TAL Education Group
	Class A Common shares		Class B Common shares		paid-in	Statutory	Retained	comprehensive	shareholders’
	Shares	Amount	Shares	Amount	capital	reserve	Earnings	income (loss)	equity
Balance as of February 28, 2011	27,600,000	$27,600	125,000,000	$125,000	$112,055,718	$8,240,697	$32,727,630	$1,874,579	$155,051,224
Conversion of Class B common shares to Class A common shares	15,319,000	15,319	(15,319,000)	(15,319)	—	—	—	—	—
Net income	—	—	—	—	—	—	24,313,653	—	24,313,653
Provision for statutory reserve	—	—	—	—	—	2,262,016	(2,262,016)	—	—
Issuance of common shares pursuant to stock plan	2,358,044	2,358	—	—	(186,972)	—	—	—	(184,614)
Share-based compensation	—	—	—	—	7,901,243	—	—	—	7,901,243
Foreign currency translation adjustment	—	—	—	—	—	—	—	3,127,206	3,127,206
Net unrealized loss on available-for-sale securities, net of tax effect of $30,474	—	—	—	—	—	—	—	(91,421)	(91,421)
Balance as of February 29, 2012	45,277,044	$45,277	109,681,000	$109,681	$119,769,989	$10,502,713	$54,779,267	$4,910,364	$190,117,291
Conversion of Class B common shares to Class A common shares	21,875,000	21,875	(21,875,000)	(21,875)	—	—	—	—	—
Net income	—	—	—	—	—	—	33,440,066	—	33,440,066
Provision for statutory reserve	—	—	—	—	—	1,788,628	(1,788,628)	—	—
Dividends to shareholders ($0.25 per common share)	—	—	—	—	(39,030,038)	—	—	—	(39,030,038)
Issuance of common shares pursuant to stock plan	1,740,044	1,740	—	—	(573,005)	—	—	—	(571,265)
Share-based compensation	—	—	—	—	8,283,900	—	—	—	8,283,900
Share repurchase	(577,938)	(578)	—	—	(2,434,459)	—	—	—	(2,435,037)
Foreign currency translation adjustment	—	—	—	—	—	—	—	1,614,614	1,614,614
Net unrealized gains on available-for-sale securities, net of tax effect of $(8,583)	—	—	—	—	—	—	—	25,748	25,748
Balance as of February 28, 2013	68,314,150	$68,314	87,806,000	$87,806	$86,016,387	$12,291,341	$86,430,705	$6,550,726	$191,445,279
Conversion of Class B common shares to Class A common shares	8,275,000	8,275	(8,275,000)	(8,275)	—	—	—	—	—
Net income	—	—	—	—	—	—	60,605,772	—	60,605,772
Provision for statutory reserve	—	—	—	—	—	2,724,483	(2,724,483)	—	—
Issuance of common shares pursuant to stock plan	1,614,996	1,615	—	—	(1,697,241)	—	—	—	(1,695,626)
Share-based compensation	—	—	—	—	8,345,290	—	—	—	8,345,290
Foreign currency translation adjustment	—	—	—	—	—	—	—	1,315,561	1,315,561
Net unrealized gains on available-for-sale securities, net of tax effect of $(6,615)	—	—	—	—	—	—	—	19,844	19,844
Transfer to statements of operations of realized gains on available for sale securities, net of tax effect of $13,239	—	—	—	—	—	—	—	(39,719)	(39,719)
Balance as of February 28, 2014	78,204,146	$78,204	79,531,000	$79,531	$92,664,436	$15,015,824	$144,311,994	$7,846,412	$259,996,401

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except share and share related data)

	For the year ended	For the year ended	For the year ended
	February 29,	February 28,	February 28,
	2012	2013	2014

Cash flows from operating activities
Net income	$24,313,653	$33,440,066	$60,605,772
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	5,203,847	7,023,754	9,549,852
Amortization of intangible assets	490,883	343,578	461,482
Loss on disposal of property and equipment	70,637	20,754	28,617
Share-based compensation	7,901,243	8,283,900	8,345,290
Impairment loss on long-term prepayment	—	594,162	—
Impairment loss on intangible assets and goodwill	139,660	—	—
Impairment loss on long-term investment	235,397	—	—
Gain from sales of available-for-sale securities	—	—	(52,958)
Gain from sales of Century Mingde	—	—	(297,120)
Changes in operating assets and liabilities
Inventory	(105,784)	(186,556)	228,408
Prepaid expenses and other current assets	(4,265,046)	(1,658,720)	(5,382,574)
Income tax receivable	—	—	(9,824,333)
Deferred income taxes	(430,239)	(636,479)	(1,042,182)
Rental deposit	(1,727,479)	(633,468)	(2,143,365)
Accounts payable	1,582,054	(1,582,639)	106,728
Deferred revenue	34,916,007	16,919,844	29,887,186
Accrued expenses and other current liabilities	7,313,423	1,340,546	8,532,365
Long-term payable			813,696
Income tax payable	(2,240,585)	2,141,003	1,741,502

Net cash provided by operating activities	73,397,671	65,409,745	101,558,366

Cash flows from investing activities
Restricted cash	—	(2,040,497)	(602,297)
Purchase of term deposits	(64,358,102)	(46,123,942)	(73,876,136)
Proceeds from maturity of term deposits	79,900,057	32,341,342	97,986,852
Loan to a third party	—	—	(1,301,914)
Purchase of property and equipment	(72,631,938)	(6,163,284)	(10,835,726)
Proceeds from deed tax refund related to purchase of building	—	—	1,252,167
Proceeds from disposal of property and equipment	3,224	89,775	42,633
Purchase of intangible assets	(1,891,637)	(765,108)	(20,561)
Proceeds from sales of available-for-sale securities	—	—	435,275
Proceeds from sales of investment in Century Mingde	—	—	2,742,876
Payment for acquisition of Kaoyan.com (net of cash acquired of $nil)	—	—	(8,179,342)
Payment for long-term investment in BabyTree Inc.	—	—	(23,475,000)
Payment for other long-term investments	(117,363)	(5,456,991)	(1,571,693)

Net cash used in investing activities	(59,095,759)	(28,118,705)	(17,402,866)

Cash flows from financing activities
Payment of issuance cost in connection with IPO	(387,000)	—	—
Dividend to shareholders	—	(39,030,038)	—
Payment for previous acquisition	(83,022)	—	—
Payment for share repurchase	—	(2,435,037)	—

Net cash used in financing activities	(470,022)	(41,465,075)	—

Effect of exchange rate changes	1,582,216	674,941	694,398

Net increase/ (decrease) in cash and cash equivalents	15,414,106	(3,499,094)	84,849,898
Cash and cash equivalents at the beginning of year	173,165,661	188,579,767	185,080,673

Cash and cash equivalents at the end of year	188,579,767	185,080,673	269,930,571

Supplement disclosure of cash flow information:
Income tax paid	$6,686,919	$2,404,796	$15,832,017

Non-cash investing and financing activities:
Payable for purchase of property and equipment	$370,288	$728,516	$730,911
Payable for investment in Holiday School	119,171	120,554	122,054

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

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

As of February 28, 2014, details of the Company’s subsidiaries, its VIEs and VIEs’ subsidiaries and schools are as follows:

		Place of
	Later of date of	incorporation (or	Percentage
	incorporation	establishment)	of legal
Name	or acquisition	/operation	ownership	Principal activities

Subsidiaries:

TAL Holding Limited (“TAL Hong Kong”)(1)	March 11, 2008	Hong Kong	100%	Holding company

Beijing Century TAL Education Technology Co., Ltd. (“TAL Beijing”)(2)	May 8, 2008	Beijing	100%	Software sales, and consulting service

Beijing Huanqiu Zhikang Shidai Education Consulting Co., Ltd. (“Huanqiu Zhikang”)	September 17, 2009	Beijing	100%	Education and management consulting service

Yidu Huida Education Technology (Beijing) Co., Ltd. (“Yidu Huida”)	November 11, 2009	Beijing	100%	Software sales and consulting service

Yidu Technology Group (“Yidu Cayman”)	February 2, 2012	Cayman Islands	100%	Holding company

Yidu Technology Group Limited (“Yidu Hong Kong”)	April 13, 2012	Hong Kong	100%	Holding company

Beijing Xintang Sichuang Education Technology Co., Ltd (“Beijing Xintang Sichuang”)	August 27, 2012	Beijing	100%	Software and Network development, sales, and consulting service

Zhixuesi Education Consulting (Beijing) Co., Ltd (“Zhixuesi Beijing”)	October 23, 2012	Beijing	100%	Software and Network development, sales, and consulting service

YiduXuedi Network Technology (Beijing) Co., Ltd (“Yidu Xuedi Beijing”)	November 30, 2012	Beijing	100%	Software and Network development, sales, and consulting service

Variable interest entities:

Beijing Xueersi Education Technology Co., Ltd. (“Xueersi Education”)	December 31, 2005	Beijing	N/A *	Sales of educational materials and products

Beijing Xueersi Network Technology Co., Ltd. (“Xueersi Network”)	August 23, 2007	Beijing	N/A *	Technology development and Educational consulting service

Beijing Dongfangrenli Science & Commerce Co., Ltd. (“Beijing Dongfangrenli”)	September 28, 2011	Beijing	N/A *	Study aboard intermediary service

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Place of
	Later of date of	incorporation (or	Percentage
	incorporation	establishment)	of legal
Name	or acquisition	/operation	ownership		Principal activities

VIEs’ subsidiaries and schools:

Beijing Haidian District Xueersi Training School (“Beijing Haidian School”)	July 3, 2006	Beijing	N/A	*	After-school tutoring for primary and secondary school students

Beijing Dongcheng District Xueersi Training School (“Beijing Dongcheng School”)	March 21, 2008	Beijing	N/A	*	After-school tutoring for primary and secondary school students

Beijing Zhikang Culture Distribution Co., Ltd. (“Zhikang”)	June 30, 2008	Beijing	N/A	*	After- school tutoring for primary and secondary school students

Wuhan Jianghan District Xueersi English Training School (“Wuhan Jianghan School”)	July 1, 2008	Wuhan	N/A	*	Language education

Shanghai Changning District Xueersi Training School (“Shanghai Changning School”)	August 1, 2008	Shanghai	N/A	*	After-school tutoring for primary and secondary school students

Shanghai Minhang District Xueersi Training School (“Shanghai Minhang School”)	August 1, 2008	Shanghai	N/A	*	Language education

Beijing Xicheng District Xueersi Training School (“Beijing Xicheng School”)	April 2, 2009	Beijing	N/A	*	After-school tutoring for primary and secondary school students

Shanghai Xueersi Education Information Consulting Co., Ltd. (“Shanghai Education”)	July 2, 2009	Shanghai	N/A	*	Educational information consulting and educational software development

Tianjin Xueersi Education Information Consulting Co., Ltd. (“Tianjin Education”)	August 14, 2009	Tianjin	N/A	*	Educational information consulting service

Guangzhou Xueersi Education Technology Co., Ltd. (“Guangzhou Education”)	August 16, 2009	Guangzhou	N/A	*	Educational technology research and development

Shenzhen Xueersi Education Technology Co., Ltd. (“Shenzhen Education”)	December 22, 2009	Shenzhen	N/A	*	Teaching software research and development

Beijing Haidian District Lejiale Training School (“Beijing Lejiale School”)	March 22, 2010	Beijing	N/A	*	After-school tutoring for primary and secondary school students

Tianjin Hexi District Xueersi Training School (“Hexi Xueersi School”)	August 3, 2010	Tianjin	N/A	*	After-school tutoring for primary and secondary school students

Hangzhou Xueersi Education Consulting Co., Ltd. (“Hangzhou Education”)	December 1, 2010	Hangzhou	N/A	*	Educational information consulting and educational software development

Wuhan Jiang’an District Xueersi Training School (“Wuhan Jiang’an School”)	December 16, 2010	Wuhan	N/A	*	After-school tutoring for primary and secondary school students

Beijing Chaoyang District Xueersi Training School (“Beijing Chaoyang School”)	January 17, 2011	Beijing	N/A	*	After-school tutoring for primary and secondary school students

Beijing Xueersi Nanjing Education Technology Co., Ltd. (“Nanjing Education”)	January 24, 2011	Nanjing	N/A	*	Educational information consulting and educational software development

Xi’an Xueersi Network Technology Co., Ltd. (“Xi’an Network”)	February 15, 2011	Xi’an	N/A	*	Software sales, and consulting service

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  - continued

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Place of
	Later of date of	incorporation (or	Percentage
	incorporation	establishment)	of legal
Name	or acquisition	/operation	ownership		Principal activities

VIEs’ subsidiaries and schools: - continued

Chengdu Xueersi Education Consulting Co., Ltd. (“Chengdu Education”)	March 18, 2011	Chengdu	N/A	*	Educational information consulting and educational software development

Beijing Shijingshan District Xueersi Training School (“Beijing ShijingshanSchool”)	January 4, 2012	Beijing	N/A	*	After-school tutoring for primary and secondary school students

TaiyuanYingze District Xueersi Training School (“ Taiyuan Yingze School”)	February 21, 2012	Taiyuan	N/A	*	After-school tutoring for primary and secondary school students

Suzhou Xueersi Network Technology Co., Ltd. (“Suzhou Network”)	February 21, 2012	Suzhou	N/A	*	Software sales, and consulting service

Chongqing Shapingba District Xueersi Education Training School (“Chongqing Shapingba School”)	February 24, 2012	Chongqing	N/A	*	After-school tutoring for primary and secondary school students

Shenyang Xueersi Education Information Consulting Co., Ltd. (“Shenyang Education”)	April 12, 2012	Shenyang	N/A	*	Educational information consulting service

Zhengzhou Jinshui District Xueersi Shulihua Training Center (“Zhengzhou Jinshui Center”)	June 18, 2012	Zhengzhou	N/A	*	After-school tutoring for primary and secondary school students

Guangzhou Tianhe District Xueersi Training Center (“Guangzhou Tianhe Center”)	July 12, 2012	Guangzhou	N/A	*	After-school tutoring for primary and secondary school students

Shenyang Xueersi Education Training School (“Shenyang Training School”)	September 6, 2012	Shenyang	N/A	*	After-school tutoring for primary and secondary school students

Suzhou Zhikang Culture Training Center (“Suzhou Zhikang Center”)	December 14, 2012	Suzhou	N/A	*	After-school tutoring for primary and secondary school students

Guangzhou Liwan District Xueersi Training Center (“Guangzhou Liwan Center”)	February 25, 2013	Guangzhou	N/A	*	After-school tutoring for primary and secondary school students

Nanjing Xintang Sichuang Education Consulting Co.,Ltd (Nanjing Xintang Sichuang Education)	March 1, 2013	Nanjing	N/A	*	Software and Network development sales, and consulting service

Guangzhou Yuexiu District Xueersi Training Center (“Guangzhou Yuexiu Center”)	March 12, 2013	Guangzhou	N/A	*	After-school tutoring for primary and secondary school students

Nanjing Xintangsichuang Education Training School(“Nanjing Xintangsichuang School”)	April 19, 2013	Nanjing	N/A	*	After-school tutoring for primary and secondary school students

Chengdu Jinniu District Xueersi Training School (“Chengdu Jinniu School”)	April 22, 2013	Chengdu	N/A	*	After-school tutoring for primary and secondary school students

Wuhan Wuchang District Xueersi Training School(“Wuhan Wuchang School”)	June 27, 2013	Wuhan	N/A	*	After-school tutoring for primary and secondary school students

Wuhan Jiang’an District Xueersi Education Yongqing Training School(“Wuhan Yongqing School”)	August 30, 2013	Wuhan	N/A	*	After-school tutoring for primary and secondary school students

Zhengzhou Zhongyuan District Xueersi Training School(“Zhengzhou Zhongyuan School”)	October 21, 2013	Zhengzhou	N/A	*	After-school tutoring for primary and secondary school students

Shenzhen Xueersi Training Center (“Shenzhen Xueersi Center”)	November 12, 2013	Shenzhen	N/A	*	After-school tutoring for primary and secondary school students

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  - continued

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Place of
	Later of date of	incorporation (or	Percentage
	incorporation	establishment)	of legal
Name	or acquisition	/operation	ownership		Principal activities

Hangzhou Xueersi Training School (“Hangzhou Xueersi School”)	November 14, 2013	Hangzhou	N/A	*	After-school tutoring for primary and secondary school students

Shanghai Putuo District Xueersi Training School (“Shanghai Putuo School”)	January 6, 2014	Shanghai	N/A	*	After-school tutoring for primary and secondary school students

Beijing Changping District Xueersi Training School (“Beijing Changping School”)	January 13, 2014	Beijing	N/A	*	After-school tutoring for primary and secondary school students

*                                         These entities are controlled by the Company pursuant to the contractual arrangements disclosed below.

(1)                                 Previously known as Xueersi International Education Group and the name change permit granted by governmental authority in June 2013.

(2)                                 Previously known as TAL Education Technology (Beijing) Co.,Ltd. and the name change permit granted by governmental authority in August 2013.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

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

To comply with the PRC laws and regulations, except for its personalized premium tutoring service in Beijing, which is currently offered substantially through Huanqiu Zhikang and Zhixuesi Beijing, the Company’s wholly owned PRC subsidiaries, the Group provides and plans to provide most of its services in the PRC through its VIEs, Xueersi Education, Xueersi Network, Beijing Dongfangrenli and their subsidiaries and schools. The VIEs and their subsidiaries and schools hold various licenses upon which the Company’s business depends. A substantial majority of the Company’s employees who provide the Company’s services are hired by the VIEs and their subsidiaries and schools, and the VIEs and their subsidiaries and schools lease a substantial majority of the properties upon which the Company’s services are delivered. The nominee shareholders of the VIEs have in the past received two loans from TAL Beijing for capital contribution. These loans were eliminated on the Group’s consolidated balance sheets. The net revenue from the VIEs and their subsidiaries and schools accounted for 86.7% of the Company’s total net revenue for the fiscal year ended February 28, 2014. To provide the Company the power to control the ability to receive the majority of the expected residual returns of the VIEs and their subsidiaries and schools, the Company’s wholly owned subsidiary, TAL Beijing entered into a series of contractual arrangements with Xueersi Education, Xueersi Network and their respective shareholders on February 12, 2009, including exclusive business service agreement, which were superseded by the Exclusive Business Cooperation Agreement entered into on June 25, 2010. In addition, on December 27, 2011, TAL Beijing entered into a series of contractual arrangements with Beijing Dongfangrenli and their respective shareholders. On June 24, 2013 and July 29, 2013, the Company and Mr. Bangxin Zhang entered a deed of undertaking dated June 24, 2013 and a side letter dated July 29, 2013, respectively.

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

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

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

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

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

Letter of Undertaking: All of the shareholders of Xueersi Education and Xueersi Network have executed a letter of undertaking to covenant with and undertake to TAL Beijing that, if, as the respective shareholders of Xueersi Education and Xueersi Network, such shareholders receive any dividends, interests, other distributions or remnant assets upon liquidation from Xueersi Education and Xueersi Network, such shareholders shall, to the extent permitted by applicable laws, regulations and legal procedures, remit all such income after payment of any applicable tax and other expenses required by laws and regulations to TAL Beijing without any compensation therefore. All of the shareholders of Beijing Dongfangrenli have made similar undertakings in the option agreement dated December 27, 2011, described above.

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

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

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

Deed of undertaking: On June 24, 2013 and July 29, 2013, the company and Mr. Bangxin Zhang executed a deed of undertaking dated June 24, 2013 and a side letter dated July 29, 2013, respectively (collectively, the “Deed”).  Pursuant to the Deed, Mr. Zhang has irrevocably covenanted and undertaken to us that:

•                      as long as Mr. Bangxin Zhang owns shares in the Company, whether legally or beneficially, and directly or indirectly (including shares held through Mr. Bangxin Zhang’s personal holding company Bright Unison Limited or any other company, trust, nominee or agent, if any), representing more than 50% of the aggregate voting power of the then total issued and outstanding shares of the Company,

•                      Mr. Bangxin Zhang will not, directly or indirectly, (i) requisition or call any meeting of the Company’s shareholders for the purpose of removing or replacing any of existing directors or appointing any new director, or (ii) propose any resolution at any of shareholders meetings to remove or replace any of existing directors or appoint any new director; and

•                      should any meeting of the Company’s shareholders be called by the board of directors or requisitioned or called by shareholders for the purpose of removing or replacing any of the directors or appointing any new director, or if any resolution is proposed at any of shareholder meetings to remove or replace any of the directors or appoint any new director, the maximum number of votes which Mr. Bangxin Zhang will be permitted to exercise shall be equal to the total aggregate number of votes of the then total issued and outstanding shares of the Company held by all members of the Company, other than shares which are owned, whether legally or beneficially, and directly or indirectly by Mr. Bangxin Zhang, less one vote.

•                      Mr. Bangxin Zhang will not cast any votes he has as a director or shareholder (if applicable) on any resolutions or matters concerning enforcing, amending or otherwise relating to the Deed being considered or voted upon by board of directors or shareholders, as the case may be.

In the opinion of Maples and Calder, the Company’s Cayman Islands legal counsel, the deed of undertaking constitutes the legal, valid and binding obligations of Mr. Bangxin Zhang, which cannot be unilaterally revoked by Mr. Bangxin Zhang, and is enforceable in accordance with its terms under existing Cayman Islands laws.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

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

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements-continued

Risks in relation to the VIE structure-continued

The four legal owners of Xueersi Education and Xueersi Network are Mr. Bangxin Zhang, Mr. Yachao Liu, Mr. Yunfeng Bai, and Mr. Yundong Cao, and the three legal owners of Beijing Dongfangrenli are Mr. Bangxin Zhang, Mr. Yachao Liu and Mr. Yunfeng Bai. Mr. Zhang, Mr. Liu and Mr. Bai are beneficial shareholders of TAL Education Group and directors or officers of TAL Education Group. Mr. Cao is a beneficial owner of TAL Education Group. Mr. Bangxin Zhang, one of these legal owners, is a director of TAL Education Group and is also a director of VIEs. When conflicts of interest arise, it is possible that any or all of these individuals may not act in the best interests of the Group, and such conflicts may not be resolved in the Group’s favor. In addition, these individuals may breach, or cause VIEs, their subsidiaries and schools to breach, or refuse to renew, the existing contractual arrangements the Group has with them and VIEs, their subsidiaries and schools. Currently, the Group does not have any arrangements to address potential conflicts of interest between these individuals and the Company. The Group relies on these individuals to abide by the laws of the Cayman Islands and China, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in the best interests of the company and not to use their positions for personal gains. If the Group cannot resolve any conflict of interest or dispute between it and the legal owners of the VIEs, the Group would have to rely on legal proceedings, which could result in disruption of its business and subject it to substantial uncertainty as to the outcome of any such legal proceedings.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

The following consolidated financial statement balances and amounts of the Company’s VIEs and their subsidiaries and schools, were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions among the offshore companies, WFOEs, VIEs and VIEs’ subsidiaries and schools in the Group.

	As of February 28,	As of February 28,
	2013	2014
Cash and cash equivalents	$76,866,320	$136,914,501
Term deposits	11,251,668	—
Prepaid expenses and other current assets	15,162,308	14,728,772
Total current assets	103,280,296	151,643,273
Property and equipment, net	50,385,824	51,978,968
Other non-current assets	7,904,513	11,440,412
Total assets	161,570,633	215,062,653
Deferred revenue	67,743,448	102,488,333
Accrued expenses and other current liabilities	15,174,629	24,586,713
Total current liabilities	82,918,077	127,075,046
Total non-current liabilities	36,845	846,040
Total liabilities	$82,954,922	$127,921,086

	For the year ended	For the year ended	For the year ended
	February 29,	February 28,	February 28,
	2012	2013	2014

Net revenues	$142,650,139	$186,575,902	$272,231,845
Net income	$45,236,929	$55,172,212	$86,108,986

	For the year ended	For the year ended	For the year ended
	February 29,	February 28,	February 28,
	2012	2013	2014

Net cash provided by operating activities	$44,458,648	$37,349,571	$53,427,076
Net cash (used in) / provided by investing activities	$(27,017,006)	$(9,039,457)	$6,192,159
Net cash (used in) / provided by financing activities	$—	$—	$—

As of the fiscal year-end on each of February 29, 2012, February 28, 2013 and February 28, 2014, the balance of the amount payable by the VIEs and their subsidiaries and schools to TAL Beijing or its designated affiliates related to the service fees was US$4.7 million, US$13.0 million and US$ 20.6 million, respectively and was eliminated upon consolidation.

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and can only be used to settle the VIEs’ obligation.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangement s- continued

The following consolidated financial statement balances and amounts of the Company and its subsidiaries, excluding the Company’s VIEs and VIEs’ subsidiaries and schools, were included in the accompanying consolidated financial statements after the elimination of inter-company transactions and balances among the offshore companies, WFOEs, VIEs and VIEs’ subsidiaries and schools in the Group:

	As of February 28,	As of February 28,
	2013	2014
Cash and cash equivalents	$108,214,353	$133,016,070
Term deposits	12,859,048	—
Prepaid expenses and other current assets	2,084,846	15,717,279
Total current assets	123,158,247	148,733,349
Property and equipment, net	25,729,264	26,646,223
Other non-current assets	5,583,735	37,156,542
Total assets	154,471,246	212,536,114
Deferred revenue	34,770,428	29,912,729
Accrued expenses and other current liabilities	6,809,150	9,768,551
Total current liabilities	41,579,578	39,681,280
Total non-current liabilities	62,100	—
Total liabilities	$41,641,678	$39,681,280

	For the year ended	For the year ended	For the year ended
	February 29,	February 28,	February 28,
	2012	2013	2014

Net revenues	$34,869,533	$39,355,193	$41,663,360
Net loss	$(20,923,276)	$(21,732,146)	$(25,503,214)

	For the year ended	For the year ended	For the year ended
	February 29,	February 28,	February 28,
	2012	2013	2014

Net cash provided by operating activities	$28,939,023	$28,060,174	$48,131,290
Net cash used in investing activities	$(32,078,753)	$(19,079,248)	$(23,595,025)
Net cash used in financing activities	$(470,022)	$(41,465,075)	$—

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of their statutory reserve and their share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 19 for disclosure of restricted net assets.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2.                                      SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its wholly owned subsidiaries, which are accounted for under the voting interest model, and its VIEs, VIEs’ subsidiaries and schools consolidated under the variable interest entity consolidation model. All inter-company transactions and balances have been eliminated upon consolidation.

Consolidation of Variable Interest Entities

The Company through TAL Education Technology (Beijing) (“TAL Beijing”), a wholly owned foreign enterprise, has executed a series of contractual agreements with its VIEs, the VIEs’ subsidiaries and schools and the VIEs’ nominee shareholders. For a description of these contractual arrangements, see “Note 1 Organization and Principal Activities—The VIE Arrangements.” These contractual agreements do not provide TAL Beijing with an equity interest in legal form in the VIEs.  As the Company holds no legal form of equity ownership in the VIEs, the Company applied the variable interest entity consolidation model as set forth in Accounting Standards Codification 810, Consolidation, (“ASC 810”) instead of the voting interest model of consolidation.

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

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Consolidation of Variable Interest Entities - continued

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

As a result of the contractual arrangements, the nominee shareholders of the VIEs lack the characteristics of a controlling financial interest in the VIEs and therefore the VIEs are considered to be variable interest entities under ASC 810.  The contractual arrangements, by design, provide TAL Beijing the power to direct the activities that most significantly impact the economic performance of the VIEs and the right to receive substantially all the benefits of the VIEs, which causes TAL Beijing to be the primary beneficiary of the VIEs, and accordingly TAL Beijing consolidates their operations.

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

The Company has determined that the contractual agreements are in fact valid and legally enforceable.  Such arrangements were entered into in order to comply with the underlying legal and/or regulatory restrictions that govern the ownership of a direct equity interest in the VIEs.  In the opinion of the Group’s PRC counsel, Tian Yuan Law Firm, the contracts are legally enforceable under PRC law.  See “Note 1 Organization and Principal Activities—The VIE Arrangements.”

The Company has considered the existence of related party relationships, e.g. ownership of an equity interest in the Company and the VIEs, and the effect that might have on the enforceability of the contractual agreements and in turn whether they are substantive.  The Company believes there are no barriers to exercise rights under the contracts and therefore they are substantive and appropriately considered in consolidation analysis in accordance with ASC 810.  In assessing the shareholdings of certain individual parties in the Company and in the VIEs, specifically Mr. Bangxin Zhang, the Company acknowledges that from November 23, 2011, Mr. Bangxin Zhang, a majority nominee shareholder in the VIEs, also held a majority voting interest in the Company, which resulted from conversion of Class B common shares with ten votes per share to Class A common shares with one vote per share by other shareholders. Therefore, the Company has reassessed the consolidation of its VIEs.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Consolidation of Variable Interest Entities - continued

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

On June 24, 2013 and July 29, 2013, the Company and Mr. Bangxin Zhang executed a deed of undertaking dated June 24, 2013 and a side letter dated July 29, 2013, respectively (collectively, the “Deed”). Pursuant to the terms of the Deed, as long as Mr. Bangxin Zhang owns a majority voting interest, whether legally or beneficially, and directly or indirectly, in the Company, (1) Mr. Bangxin Zhang cannot requisition or call a meeting of the Company’s shareholders or propose a shareholders resolution to appoint or remove a director, (2) if shareholders are asked to appoint or remove a director, the maximum number of votes which Mr. Bangxin Zhang will be permitted to exercise in connection with such shareholder approval is equal to the total aggregate number of votes of the then total issued and outstanding shares of the Company held by all members of the Company, other than shares which are owned, whether legally or beneficially, and directly or indirectly by Mr. Bangxin Zhang, less one vote and (3) if shareholders or board of directors are asked to consider or approve any matter related to the Deed, Mr. Bangxin Zhang cannot exercise his voting power.

Upon execution of the Deed, despite his ownership of and as long as he holds a majority voting interest, whether legally or beneficially, and directly or indirectly, in the Company, Mr. Bangxin Zhang will (1) not be permitted to requisition or call a meeting of shareholders or propose a shareholders resolution to appoint or remove a director, (2) in relation to any shareholder approvals to appoint or remove a director, only be permitted to exercise up to the number of votes equal to the total aggregate number of votes of the then total issued and outstanding shares of the Company held by all members of the Company, other than shares which are owned, whether legally or beneficially, and directly or indirectly by Mr. Bangxin Zhang, less one vote and (3) in relation to shareholders’ or board of directors’ consideration or approval of any matter related to the Deed, Mr. Bangxin Zhang cannot exercise his voting power. The terms of the Deed prevents Mr. Bangxin Zhang from controlling the rights of the Company as it relates to the contractual agreements, and accordingly, the Company retains a controlling financial interest in the VIEs and would consolidate them as the VIEs’ primary beneficiary.

Please see Note 1 for the presentation of abbreviated financial information of the VIEs and the Group without the VIEs, after elimination of intercompany balances and transactions.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

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

Term deposits

Term deposits consist of deposits placed with financial institutions with original maturities of greater than three months and less than one year. If the term deposits are withdrawn before maturity date, the Company will be subject to a significant penalty for early redemption.

Restricted cash

The Group’s restricted cash is related to deposits required by PRC government authorities for establishing new schools and subsidiaries.

Available-for-sale securities

Available-for-sale securities are carried at their fair value. Unrealized gains and losses from the changes in fair value are included in accumulated other comprehensive income.

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

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

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

Business combinations

Business combinations are recorded using the acquisition method of accounting. The assets acquired, the liabilities assumed, and any noncontrolling interests of the acquiree at the acquisition date, if any, are measured at their fair values as of the acquisition date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interest of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as at the date of acquisition.

Where the consideration in an acquisition includes contingent consideration the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability it is subsequently carried at fair value with changes in fair value reflected in earnings.

As discussed in Note 4, during the year ended February 28, 2014, the Group acquired Kaoyan.com for a total cash consideration of $8,179,342.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Acquired intangible assets, net

Acquired intangible assets other than goodwill consist of trade name, domain names, partnership agreement, student base, non-compete agreement, copy rights, education license and customer relationship, and are carried at cost, less accumulated amortization and impairment. Amortization of finite-lived intangible assets is computed using the straight-line method over the estimated useful lives. Student base is amortized using the estimated attrition pattern and graduation rates of the acquired schools. The amortization periods by major intangible asset classes are as follows:

Trade name	10.0 years
Copy rights	5.0 years
Student base	3.5 years
Partnership agreement	2.6-3.5 years
Domain names	3.0 years
Non-compete agreement	2.0-3.0 years
Education license	0.9-2.0 years
Customer relationship	3.0-5.0 years

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

Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheets as goodwill. Goodwill is not amortized, but tested for impairment annually or more frequently if event and circumstances indicate that it might be impaired.

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

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Goodwill-continued

For the year ended February 28, 2014, the Group did not choose to perform the assessment of qualitative factors for goodwill impairment and performed its annual impairment test using a two-step approach. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liabilities representing the implied fair value of goodwill. The Group performs its annual goodwill impairment test on the last day of each fiscal year.

Cost method investments

For investee companies over which the Group does not have significant influence and a controlling interest, the Group carries the investment at cost and recognize as income for any dividend received from distribution of the investee’s earnings.

The Group reviews its cost method investments for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its cost method investments. An impairment charge is recorded if the cost of an investment exceeds its fair value and such excess is determined to be other-than temporary.

The Group accounts for its investment in Beijing Haidian Holiday Culture Training School (“Holiday School”) using the cost method. This investment is carried at cost and adjusted for other than-temporary declines in fair value of the investment and distributions of earnings. This investment was fully impaired for the year ended February 29, 2012. The impairment on long-term investment is discussed in Note 3.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Equity method investments

Investee company over which the Group has the ability to exercise significant influence, but does not have a controlling interest, is accounted for using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate.

The Group reviews its equity method investments for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its equity method investments. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

Fair value option method investments

The Group elected the fair value option method to value the investments, which were not applied to cost method, equity method and classified as debt securities or equity securities, and the fair value change was recognized into the consolidated statements of operations. The Group accounts for its investments in Beijing Century Mingde Education Technology Co., Ltd (“Century Mingde”) and a third-party online education platform using fair value method.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

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

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition

Revenue is recognized when earned and is reported net of business tax.

The primary sources of the Group’s revenues are as follows:

(a)                                 Educational programs and services

The educational programs and services primarily consist of after-school group tutoring (including Xueersi Peiyou small class and Mobby) and personalized premium services. Tuition revenue is generally collected in advance and is initially recorded as deferred revenue. Tuition revenue is recognized proportionately as the tutoring sessions are delivered. The revenue for educational programs and services for the years ended February 29, 2012, February 28, 2013 and February 28, 2014 are $171,331,866, $218,006,411 and $303,842,180, respectively.

Generally, for Xueersi Peiyou small class courses consisting of more than seven classes per course, the Group offers refunds for any remaining classes to students who decide to withdraw from a course, provided the course is less than two-thirds completed at the time of withdrawal.

The refund is equal to and limited to the amount related to the undelivered classes. After two-thirds of a Xueersi Peiyou small class course is delivered, no refund will be provided. For Xueersi Peiyou small class courses with less than seven classes, no refund will be provided after the commencement of the courses. For Mobby courses, the Group offers refunds of 60% of courses fees received to students that withdraw from a course, provided the course is less than one-third completed at the time of withdrawal. After one-third of the course is completed, no refund will be provided. For personalized premium services, a student can withdraw at any time and receive a refund equal to and limited to the amount related to the undelivered classes. The refund is recorded as a reduction of the related deferred revenue and has no impact on the recognized revenue. Historically, the Group has not experienced material refunds on the recognized revenue, and as such, no accrual for estimated refunds is deemed necessary.

The Group sends out coupons to attract both existing and prospective students to enroll in its courses. The coupon has fixed dollar amounts and can only be used against future courses. The coupon is accounted for as a reduction of revenue when the relevant revenue is recognized in the consolidated statements of operations.

The Group has a sales incentive plan effective from September 1, 2013 for personalized premium services. Under the sales incentive plan, students can get certain number of free classes in the future based on the amounts of tuition fees they deposit and consume. Revenue is recognized proportionately as the tutoring sessions are delivered by applying the related discount rates based on the deposited amounts. If there are any changes in the discount rates due to additional tuition fee payment or tuition fee refund, changes in revenue are recognized using a cumulative catch-up method.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

(b)                                 Online education services

The online education services provided by the Group to its customers include audio-video course content. The revenue for online education services for the years ended February 29, 2012, February 28, 2013 and February 28, 2014 are $5,736,664, $6,962,012 and $9,289,431, respectively.

Customers enroll for online courses through the use of prepaid study cards or payment to the Group’s on-line accounts. The proceeds collected from the online course education are initially recorded as deferred revenue. Revenues are recognized on a straight line basis over the subscription period from the date in which the students activate the courses to the date in which the subscribed courses end. Refunds are provided to the students who decide to withdraw from the subscribed courses within the course offer period, which generally ranges from five to fifteen months, and a proportional refund is based on the percentage of untaken courses to the total courses offered. Historically, the Group has not experienced material refunds on the recognized revenue, and as such, no accrual for estimated refunds is deemed necessary.

(c)                                  Educational materials and others

The Group sells educational materials to students at the Group’s service centers. Revenue is recognized after a service contract is signed, the price is fixed or determinable, educational materials are delivered and collection of the receivables is reasonably assured. The revenue for educational materials and others for the years ended February 29, 2012, February 28, 2013 and February 28, 2014 are $451,142, $962,672 and $763,594, respectively.

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

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

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

In July 2012, the Ministry of Finance and the State Administration of Taxation jointly issued a circular regarding the pilot collection of VAT in lieu of business tax in certain areas and industries in the PRC. Implementation of such VAT pilot program was phased into Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. The Group’s online education services and inter-company technical services which were previously subject to business tax are therefore subject to VAT at the rate of 6% of revenue for general VAT payer and hence Beijing Xintang Sichuang, TAL Beijing, Xueersi Education and Yidu Huida are deemed as general VAT payer at the rate of 6% since the policy was effective as of September 2012. Zhixuesi Beijing, as a newly established company is deemed as general VAT payer at the rate of 6% since August 2013.  Tianjin Education is deemed as general VAT payer at the rate of 6% since January 2014.

For certain software related products that are qualified as “software products” by PRC tax authorities; the Group can pay VAT at 17% first and then receive 14% refund after it is paid. The Group records VAT refund receivables on accrual basis.

For the calendar years 2011, 2012, and 2013, TAL Beijing filed its VAT return at a rate of 17% and enjoyed a 14% VAT refund. For the calendar years 2012 and 2013, Yidu Huida filed its VAT return at a rate of 17% and enjoyed a 14% VAT refund. For the calendar year 2013, Beijing Xintang Sichuang filed its VAT return at a rate of 17% and enjoyed a 14% VAT refund. Xueersi Education filed its VAT return at the rate of 13% for the book sales that enjoyed a preferential tax rate from August 2010 and enjoyed a exemption from February 2014 to July 2017.

Business tax

The Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries and schools are subject to business tax and surcharges at a rate of 3.3% to 5.6% on revenues related to certain types of services. The net revenues are presented net of those taxes incurred.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

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

Advertising costs

The Group expenses advertising costs as incurred. Total advertising costs incurred were $2,718,675, $2,502,489, and $2,779,346 for the years ended February 29, 2012, February 28, 2013 and February 28, 2014, respectively, and have been included in selling and marketing expenses in the consolidated statements of operations.

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

Government subsidies received totaled $213,270, $793,007 and $1,092,286 for the years ended February 29, 2012, February 28, 2013, and February 28, 2014, respectively. The Group recorded $213,270, $632,269 and $1,104,750 government subsidies as other operating income for the years ended February 29, 2012, February 28, 2013, and February 28, 2014, respectively.

Foreign currency translation

The functional and reporting currency of the Company is the United States dollar. The functional currency of the Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries and schools in the PRC is Renminbi (“RMB”).

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are re-measured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the year are converted into the functional currencies at the applicable rates of exchange prevailing at the transaction dates. Transaction gains and losses are recognized in the consolidated statements of operations. For the years ended February 29, 2012, February 28, 2013 and February 28, 2014 the Group recorded exchange gains of $4,211,173, $938,116 and $1,026,482 respectively in other income in the consolidated statements of operations.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation-continued

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

Foreign Currency Risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents, term deposits and restricted cash of the Group included aggregate amounts of US$207,803,373 and US$269,266,326 as of February 28, 2013 and 2014, respectively, which were denominated in RMB.

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

Comprehensive income

Comprehensive income includes net income, unrealized gain or loss on available-for-sale securities, and foreign currency translation adjustments. Comprehensive income is reported in the consolidated statements of comprehensive income.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

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

Financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, term deposits, restricted cash, available-for-sale securities, accounts payables and income tax payable. The fair value of cash and cash equivalents, term deposits, restricted cash, accounts payables and income tax payable approximate their carrying amounts reported in the consolidated balance sheets due to the short-term maturity of these instruments. All highly liquid short-term investments purchased with remaining maturity of three months or less at the date of acquisition are included in cash and cash equivalents.

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

Recent accounting pronouncements adopted

In December 2011, the FASB issued an authoritative pronouncement related to disclosures about offsetting assets and liabilities. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. In January 2013, the FASB further clarifies that ordinary trade receivables and receivables are not in the scope of the authoritative pronouncement and the pronouncement applies only to derivatives, repurchase agreements and reverse purchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with specific criteria contained in the FASB Accounting Standards Codification (Codification) or subject to a master netting arrangement or similar agreement. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The adoption of this guidance did not have a significant effect on its consolidated financial statements.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

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

•                                          Cross-reference to other disclosures currently required under US GAAP for other reclassification items (that are not required under US GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense

The amendments apply to all public and private companies that report items of other comprehensive income. Public companies are required to comply with these amendments for all reporting periods (interim and annual). The amendments are effective for reporting periods beginning after December 15, 2012, for public companies. Early adoption is permitted. The adoption of this guidance did not have a significant effect on its consolidated financial statements.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

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

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

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

In April 2013, the FASB issued a pronouncement which indicated that an entity is required to use the liquidation basis of accounting to present its financial statements when it determines that liquidation is imminent, unless the liquidation is the same as the plan specified in an entity’s governing documents created at its inception. According to the ASU, liquidation would be considered imminent in either of the following situations:

a.         A plan for liquidation has been approved by the person or persons with the authority to make such a plan effective, and the likelihood is remote that any of the following will occur:

1.                  Execution of the plan will be blocked by other parties (for example, those with shareholder rights)

2.                  The entity will return from liquidation.

b.         A plan for liquidation is imposed by other forces (for example, involuntary bankruptcy), and the likelihood is remote that the entity will return from liquidation.

When applying the liquidation basis of accounting, an entity would initially measure its assets to reflect the amount it expects to receive in cash or other consideration. Under the liquidation basis of accounting, the entity would be required to recognize and measure previously unrecognized assets that it intends to sell during the liquidation (e.g., trademarks). The entity would present - separately from the measurement of the assets or other items anticipated to be sold in liquidation - the expected aggregate liquidation and disposal costs to be incurred during the liquidation process.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

For public entities, the ASU is effective for fiscal years (and interim periods within those fiscal years) beginning on or after December 15, 2013. Early adoption will be permitted. The ASU should be applied prospectively from the beginning of the fiscal year of adoption. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The FASB’s objective in issuing this ASU is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP.

The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.

This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In January, 2014, the FASB issued a pronouncement which provides guidance on the accounting for service concession arrangements. This ASU specifies that an operating entity should not account for a service concession arrangement, within the scope of this ASU, as a lease in accordance with Topic 840, Leases. Service concession arrangements may become more prevalent in the United States as public-sector entities seek alternative ways to provide public services on a more efficient and cost-effective basis.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2.                                      SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

An operating entity should refer to other Codification Topics as applicable to account for various aspects of a service concession arrangement. The amendments also specify that the infrastructure used in a service concession arrangement should not be recognized as property, plant, and equipment of the operating entity.

The amendments in this ASU should be applied on a modified retrospective basis to service concession arrangements that exist at the beginning of an entity’s fiscal year of adoption. The modified retrospective approach requires the cumulative effect of applying this ASU to arrangements existing at the beginning of the period of adoption to be recognized as an adjustment to the opening retained earnings balance for the annual period of adoption. The amendments are effective for a public business entity for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In April 2014, the FASB issued ASU No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. ASU 2014-08 limits the requirement to report discontinued operations to disposals of components of an entity that represent strategic shifts that have (or will have) a major effect on an entity’s operations and financial results. The amendments also require expanded disclosures concerning discontinued operations and disclosures of certain financial results attributable to a disposal of a significant component of an entity that does not qualify for discontinued operations reporting. The amendments in this ASU are effective prospectively for reporting periods beginning on or after December 15, 2014, with early adoption permitted. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

3.                                      IMPAIRMENT ON LONG-TERM INVESTMENT

On August 12, 2011, Zhikang acquired 15% equity interest in Holiday School with consideration of $235,397, recorded as a long-term investment. However, after the investment, Holiday School’s business unexpectedly and quickly deteriorated. Therefore, the long-term investment was fully impaired for the year ended February 29, 2012. There was no impairment on long-term investments for the years ended February 28, 2013 and 2014.

4.                                      BUSINESS ACQUISITION

In February 2014, the Group acquired Kaoyan.com, which is a site designed to improve preparation for the entrance examination for postgraduate degrees, with a total cash consideration of $8,179,342, which was fully paid by February 28, 2014. The acquisition was recorded using the acquisition method of accounting and accordingly the acquired assets were recorded at their fair market value at the acquisition date. Goodwill primarily represents the expected synergies from combining the acquired business with the business of the Group. The purchase price was allocated as of February 18, 2014, the date of acquisition as follows:

		Amortization
	US$	period
Intangible assets
Trade name	$771,952	10 years
Customer relationship	426,839	3-5 years
Non-compete agreement	32,834	2 years
Goodwill	6,947,717

Total	$8,179,342

The purchase price allocation described above was based on a valuation analysis provided by an independent appraiser. The fair value of the purchased intangible assets was measured by using the “income approach-excess earnings” and “with & without” valuation method.

The following summarized unaudited pro forma results of operations for the years ended February 28, 2013 and 2014 assuming that the acquisition during the period ended February 28, 2014 occurred as of March 1, 2012. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred as of March 1, 2012, nor is it indicative of future operating results.

	For the year ended
	February 28,
	2013	2014
	(unaudited)	(unaudited)
Pro forma net revenues	$226,674,709	$314,408,118
Pro forma net income	$33,195,337	$60,460,428
Pro forma net income per share - basic	$0.21	$0.39
Pro forma net income per share - diluted	$0.21	$0.38

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

5.                                      PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of	As of
	February 28,	February 28,
	2013	2014

Prepaid rent	$5,017,135	$9,053,075
Prepayments to suppliers (1)	1,998,710	2,999,108
Interest receivable	1,505,973	1,113,313
Loan receivable	—	1,301,914
Deed tax refund receivable (2)	1,235,622	—
Staff advances	654,003	682,950
Deposit with third parties	208,960	130,191
ADR receivable	207,000	207,000
Study cards receivable	122,055	73,027
VAT refund receivable	162,211	305,633
Others	794,648	966,997

	$11,906,317	$16,833,208

(1)                                 Prepayments to suppliers were primarily for advertising and purchases of property and equipment.

(2)                                 According to the Caishui [2001] No 156, Beijing Haidian School is entitled to enjoy the deed tax exemption on purchasing the buildings for educational services purpose. Deed tax refund receivable was recorded upon the confirmation and approval from related tax authority during the year ended February 28, 2013.The whole amount was received in May 2013.

6.                                      PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of	As of
	February 28,	February 28,
	2013	2014

Building	$64,073,055	$65,000,502
Leasehold improvement	10,796,498	12,913,755
Computer, network equipment and software	13,141,255	17,313,650
Vehicles	854,070	901,237
Office equipment and furniture	1,994,719	2,584,563

Total cost of property and equipment	90,859,597	98,713,707
Less: accumulated depreciation and amortization	(14,744,509)	(20,088,516)

	$76,115,088	$78,625,191

For the years ended February 29, 2012, February 28, 2013 and February 28, 2014, depreciation expenses were $5,203,847, $7,023,754, and $9,549,852 respectively.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

7.                                      INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of	As of
	February 28,	February 28,
	2013	2014

Domain names	$2,057,235	$2,077,796
Copyrights	1,648,532	1,648,532
Partnership agreement	349,783	349,783
Trade name	262,360	1,034,312
Student base	221,082	221,082
Non-compete agreement	17,012	49,846
Education license	4,509	4,509
Customer relationship	—	426,839
Total cost of intangible assets	4,560,513	5,812,699
Less: accumulated amortization	(2,927,687)	(3,389,169)
Add: foreign exchange difference	91,618	112,063
	$1,724,444	$2,535,593

Domain names and copyrights were acquired from third parties and the rest of intangible assets were recorded as a result of acquisitions.

The Group recorded amortization expense of $490,883, $343,578, and $461,482 for the years ended February 29, 2012, February 28, 2013 and February 28, 2014, respectively.

Estimated amortization expenses of the existing intangible assets for the next five years are $645,187, $597,523, $546,210, $224,781, $143,369, respectively.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

8.                                      GOODWILL

Changes in the carrying amount of goodwill for the years ended February 28, 2013 and 2014 consisted of the following:

	As of	As of
	February 28,	February 28,
	2013	2014

Gross amount:
Beginning balance	$2,073,091	$2,079,460
Addition	—	6,947,717
Exchange difference	6,369	6,913
Ending balance	2,079,460	9,034,090

Accumulated impairment loss:
Beginning balance	$(1,524,266)	$(1,524,266)
Charge for the year	—	—
Ending balance	(1,524,266)	(1,524,266)
Goodwill, net	$555,194	$7,509,824

The Group incurred $139,660, $nil, and $nil impairment loss on goodwill for the years ended February 29, 2012, February 28, 2013 and February 28, 2014, respectively.

9.                                      LONG-TERM PREPAYMENTS

In December 2013, the Group entered into a common share purchase agreement to acquire equity ownership of a company engaged in providing preschool educational information service with total cash consideration of $989,454. The consideration was paid in full in January 2014. The closing of the transaction is expected to be completed in early fiscal year 2015.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

10.                               LONG-TERM INVESTMENTS

Long-term investments consisted of the following:

	As of	As of
	February 28,	February 28,
	2013	2014

Equity method investment	$—	$162,739
Fair value option method investments (1):
Century Mingde	2,411,073	—
A third-party online platform	3,080,000	3,080,000
Available-for-sales securities investments (1):
BabyTree Inc.	—	23,475,000
A third-party technology company	—	419,500
Total	$5,491,073	$27,137,239

(1)         Please refer to Note 12(a) fair value option method investments and available-for-sales securities investments for details.

11.                               ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of	As of
	February 28,	February 28,
	2013	2014

Accrued employee payroll and welfare benefits	$10,949,823	$17,445,220
Accrued employee annual bonus	1,668,478	2,540,148
Other taxes payable	2,746,276	3,701,955
Accrued teaching material costs	309,938	345,745
Payable to employees	206,014	19,783
Government subsidies	160,738	148,274
Enrollment fees collected for sponsors	120,082	88,013
Payable for investment in Holiday School	96,443	97,644
Professional service fee payable	69,499	715,289
Payable for acquisition of Wuhan Jianghan School	35,684	36,128
Others	833,026	2,285,793
Total	$17,196,001	$27,423,992

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

12.                               FAIR VALUE

(a)                                 Assets and liabilities measured at fair value on a recurring basis

The Group measured available-for-sale securities and long-term investments elected fair value option method and classified as available-for-sale securities investments at fair value on a recurring basis as of February 28, 2013 and 2014.

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

The available-for-sale securities measured and recorded at fair value for which there are quoted prices in active markets on a recurring basis were as follows:

US$
Balance as of February 28, 2011	$465,709
Changes in fair value	(121,895)
Foreign exchange difference	17,989
Balance as of February 29, 2012	$361,803
Changes in fair value	34,331
Foreign exchange difference	3,821
Balance as of February 28, 2013	$399,955
Changes in fair value	26,459
Foreign exchange difference	8,861
Disposal	(435,275)
Balance as of February 28, 2014	$—

The following provides additional information concerning the Group’s available-for-sale securities:

	As of February 28, 2013				As of February 28, 2014
		Gross	Gross			Gross	Gross
		unrealized	unrealized			unrealized	unrealized
	Cost	gains	(losses)	Fair value	Cost	gains	(losses)	Fair value

Mutual fund	$378,390	$21,565	$—	$399,955	$—	$—	$—	$—

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

12.                               FAIR VALUE - continued

(a)                                 Assets and liabilities measured at fair value on a recurring basis - continued

Long-term investments-fair value option method

The Group accounted for its investments in Century Mingde and a third-party online education platform using the fair value option which is how management assesses the return on these investments. Changes in fair value are reflected in the consolidated statement of operations.

	As of	As of
	February 28,	February 28,
	2013	2014

Fair value option method investments
Long-term investment in Century Mingde (1)	$2,411,073	$—
Long-term investment in a third-party online platform (2)	3,080,000	3,080,000
	$5,491,073	$3,080,000

(1)                                 In March 2012, the Group acquired 6% equity interest in Century Mingde, a private company that engages in providing summer and winter camp training service in China with a cash consideration of $2,411,073. There was no material change in fair value for the period ended February 28, 2013. In July 2013, Century Mingde redeemed the entire shares at the original purchase price plus 10% annual return on such investment.

(2)                                 In February 2013, the Group acquired 16.85% equity interest in a third-party online education platform, a private company incorporated in the Cayman Islands, by purchasing 2,200,000 Series A preferred shares for a total cash consideration of $3,080,000.

At the end of each reporting period, the Group measures the fair value of these investments by using income approach discounted cash flow method. The discounted cash flow analysis requires the use of significant unobservable inputs (level 3 inputs), including projected revenue, operating expenses, capital expenditures and a discount rate calculated based on the weighted average cost of capital. Based on a valuation analysis performed by an independent appraiser, as of February 28, 2014, the net present value derived from such discounted cash flow model based on a discount rate of 35% approximated the initial purchase price. The Group did not recognize any changes in fair value of the investments in the consolidated statements of operation in fiscal years ended February 28, 2013 and 2014.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

12.                               FAIR VALUE - continued

(a)                                 Assets and liabilities measured at fair value on a recurring basis - continued

Long-term investments-fair value option method-continued

For the years ended February 28, 2013 and 2014, the changes in the carrying amounts of long-term investments measured using fair value option method on a recurring basis were as follows:

Balance as of February 29, 2012	$—
Purchase	5,456,991
Foreign exchange difference	34,082

Balance as of February 28, 2013	$5,491,073

Changes in fair value	297,120
Disposal	(2,742,876)
Foreign exchange difference	34,683

Balance as of February 28, 2014	$3,080,000

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

12.                               FAIR VALUE - continued

(a)                                 Assets and liabilities measured at fair value on a recurring basis - continued

Long-term investments- available-for-sales securities

The Group accounted for the investments in BabyTree Inc., and a third-party technology company as debt securities and classified as available-for-sales securities, which were measured subsequently at fair value in the balance sheet and unrealized holding gains and losses shall be reported in other comprehensive income.

	As of	As of
	February 28,	February 28,
	2013	2014

Available-for-sales securities investments
Long-term investment in BabyTree Inc. (3)	$—	$23,475,000
Long-term investment in a third-party technology company	—	419,500

	$—	$23,894,500

(3)                                 In January 2014, the Group acquired certain equity interest in BabyTree Inc. by purchasing its Series E redeemable preferred shares with a total cash consideration of $23,475,000. BabyTree Inc. was incorporated in Cayman Island and is an operator of a leading online resource and community platform for prospective and new parents. As the transaction date was close to the fiscal year end, the initial purchase price is considered the fair value of this investment as of February 28, 2014.

The long-term investments accounted for available-for-sales securities on a recurring basis were as follows:

US$

Balance as of February 28, 2013	$—
Purchase	23,894,500

Balance as of February 28, 2014	$23,894,500

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

12.                               FAIR VALUE - continued

(a)                                 Assets and liabilities measured at fair value on a recurring basis - continued

Long-term investments - continued

As of February 28, 2013 and 2014, information about inputs for the fair value measurements of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair Value Measurement at Reporting Date Using
		Quoted Prices in	Significant Other	Significant
	February 28,	Active Market for	Observable	Unobservable
Description	2013	Identical Assets	Inputs	Inputs
		(Level 1)	(Level 2)	(Level 3)

Available for sale securities	$399,955	$399,955	—	—
Long-term investments
Fair value option methods investments	$5,491,073	—	—	$5,491,073

Total	$5,891,028	$399,955	—	$5,491,073

	Fair Value Measurement at Reporting Date Using
		Quoted Prices in	Significant Other	Significant
	February 28,	Active Market for	Observable	Unobservable
Description	2014	Identical Assets	Inputs	Inputs
		(Level 1)	(Level 2)	(Level 3)

Long-term investments
Fair value option methods investments	$3,080,000	—	—	$3,080,000
Available-for-sales securities investments	$23,894,500	—	—	$23,894,500

Total	$26, 974,500	—	—	$26,974,500

(b)                                 Assets and liabilities measured at fair value on a nonrecurring basis - continued

The Group measured the goodwill at fair value on a nonrecurring basis when it is annually evaluated or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value as a result of the impairment assessments. The Group has recognized impairment loss related to goodwill for the year ended February 29, 2012, as set out in Note 8. The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection of discounted future cash flow and the discount rate.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

13.                               INCOME TAXES

Cayman Islands

The Company is a tax-exempted company incorporated in the Cayman Islands.

Hong Kong

TAL Hong Kong and Yidu Hong Kong were established in Hong Kong and are subject to Hong Kong Profits Tax on its activities conducted in Hong Kong. It is subject to Hong Kong profit tax at 16.5%. No provision for Hong Kong Profits tax has been made in the consolidated financial statements as it has no assessable income for the years ended February 29, 2012, February 28, 2013 and February 28, 2014.

PRC

Effective from January 1, 2008, a new Enterprise Income Tax Law, or (“the New EIT Law”), combined the previous income tax laws for foreign invested and domestic invested enterprises in the PRC by the adoption a unified tax rate of 25% for most enterprises with the following exceptions.

Certain qualified high and new technology enterprises that meet the definition of “high and new technology enterprise strongly supported by the state” (“HNTE”) could benefit from a preferential tax rate of 15%. Xueersi Education qualified as a HNTE under the New EIT Law effective from January 1, 2008 and was eligible for the re-examination of HNTE from January 1, 2011, therefore it was entitled to a preferential tax rate of 15% through the calendar year of 2013. In addition, since the entity is located in a high technology zone in Beijing and qualified as a high-tech company, it was entitled to a three-year exemption from EIT from calendar years 2006 through 2008 and a further reduction to 7.5% from calendar years 2009 through 2011. Xueersi Education was subject to an EIT rate of 15% in calendar years 2012 and 2013, and is expected to be subject to an EIT rate of 15% as long as it maintains its status as a HNTE.

TAL Beijing was qualified as a “Newly Established Software Enterprise” and therefore it was entitled to a two-year exemption from EIT from calendar years 2009 through 2010 and a further reduction to 12.5% from calendar years 2011 through 2013.

Yidu Huida was qualified as “Newly Established Software Enterprise” and therefore it was entitled to a two-year exemption from EIT from calendar years 2011 through 2012 and a further reduction to 12.5% from calendar years 2013 through 2015.

Beijing Xintang Sichuang was also qualified as “Newly Established Software Enterprise” and therefore it was entitled to a two-year exemption from EIT from calendar years 2013 through 2014 and a further reduction to 12.5% from calendar years 2015 through 2017.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

13.                               INCOME TAXES - continued

PRC - continued

Provision (credit) for income tax consisted of the following:

	For the year ended	For the year ended	For the year ended
	February 29,	February 28,	February 28,
	2012	2013	2014

Current
- PRC income tax expenses	$4,452,076	$4,708,274	$7,863,965
Deferred
- PRC income tax expenses	(295,626)	(607,182)	(1,184,211)

Total	$4,156,450	$4,101,092	$6,679,754

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets and liabilities were as follows:

	As of	As of
	February 28,	February 28,
	2013	2014
Current deferred tax assets:
Accrued payroll	$2,229,548	$3,294,481
Accrued expenses	—	244,109
Unrealized loss on available-for-sale securities	100,934	—
Less: valuation allowance	(70,036)	(257,527)

Current deferred tax assets, net	2,260,446	3,281,063

Non-current deferred tax assets:
Property and equipment	262,039	50,236
Intangible assets	286,756	303,779
Accrued expenses	—	203,424
Tax losses carry-forward deferred tax assets	504,853	1,102,903
Less: valuation allowance	(515,184)	(1,104,814)

Non-current deferred tax assets, net	538,464	555,528

Current deferred tax liabilities:
Accrued ADR income	—	62,100

Current deferred tax liabilities	—	62,100

Non-current deferred tax liabilities:
Intangible assets	36,845	32,344
Other	62,100	—

Non-current deferred tax liabilities	$98,945	$32,344

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

13.                               INCOME TAXES - continued

PRC - continued

As of February 28, 2014, tax loss carry-forward amounted to $4,411,612 and would expire by the end of calendar year 2019. The Company operates its business through its subsidiaries, its VIEs and their subsidiaries and schools. The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs and their subsidiaries and schools may not be used to offset other subsidiaries’ or VIEs’ earnings within the Group. Valuation allowance is considered on each individual subsidiary and VIE basis. A valuation allowance of $1,362,341 had been established as of February 28, 2014, in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority.  An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group has concluded that there are no significant uncertain tax positions requiring recognition in financial statements for the years ended February 29, 2012, February 28, 2013 and February 28, 2014. The Group did not incur any significant interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods.

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

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

13.                               INCOME TAXES - continued

PRC - continued

Reconciliation between the provision for income taxes computed by applying the PRC EIT rates of 25% in fiscal year 2012, 2013 and 2014 to income before income taxes and the actual provision for income tax was as follows:

	For the year ended	For the year ended	For the year ended
	February 29,	February 28,	February 28,
	2012	2013	2014

Net income before provision for income tax	$28,470,103	$37,541,158	$67,285,526
PRC statutory tax rate	25%	25%	25%

Income tax at statutory tax rate	7,117,526	9,385,290	16,821,382
Expenses not deductible	586,348	357,334	190,816
Effect of income tax exemptions	(4,752,840)	(7,070,722)	(13,042,518)
Effect of income tax rate difference in other jurisdictions	670,220	1,704,671	1,932,953
Change in valuation allowance	535,196	(275,481)	777,121

Provision for income tax	$4,156,450	$4,101,092	$6,679,754

If Xueersi Education, Yidu Huida, TAL Beijing and  Beijing Xintang Sichuang were not in a tax holiday period for the years ended February 29, 2012, February 28, 2013 and February 28, 2014, the increase in income tax expenses and net income per share amounts would be as follows:

	For the year ended	For the year ended	For the year ended
	February 29,	February 28,	February 28,
	2012	2013	2014

Increase in income tax expenses	$4,752,840	$7,070,722	$13,042,518
Net income per common share-basic	$0.13	$0.17	$0.30
Net income per common share-diluted	$0.13	$0.17	$0.30

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

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

13.                               INCOME TAXES - continued

PRC - continued

If the Company were to be non-resident for PRC tax purpose, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries, the withholding tax would be 10%.

The Chinese tax authorities clarified that distributions made out of earnings prior to but distributed after January 1, 2008 will not be subject to withholding tax. The aggregate undistributed earnings of the Company’s subsidiaries, VIEs and VIEs’ subsidiaries and schools located in the PRC that are available for distribution are $118,059,578 and $185,789,857 as of February 28, 2013 and 2014, respectively. Upon distribution of such earnings, the Company will be subject to PRC taxes, the amount of which is impractical to estimate. The Company did not record any withholding tax on any of the aforementioned undistributed earnings because it intends to permanently reinvest all earnings in China and the aforementioned subsidiaries do not intend to declare dividends to the Company.

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

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

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

During the year ended February 28, 2014, 8,275,000 Class B common shares were converted into 8,275,000 Class A common shares.

During the year ended February 28, 2014, 1,614,996 of non-vested shares granted to employees were vested and converted into 807,498 American Depository Shares (ADS) (representing 1,614,996 Class A common shares).

15.                               NET INCOME PER SHARE

	For the year ended	For the year ended	For the year ended
	February 29,	February 28,	February 28,
	2012	2013	2014

Net income	$24,313,653	$33,440,066	$60,605,772
Shares (denominator):
Weighted average shares outstanding
Basic	154,000,219	155,607,458	156,726,994
Dilutive effect of non-vested shares award (i)	1,874,162	1,023,632	2,717,934

Diluted	155,874,381	156,631,090	159,444,928

Net income per common share attributable to TAL Education Group shareholders-basic(ii)	$0.16	$0.21	$0.39

Net income per common share attributable to TAL Education Group shareholders-diluted	$0.16	$0.21	$0.38

(i)                                     For the years ended February 29,2012, February 28, 2013 and February 28, 2014, 40,800, 6,479,600 and 918,100 nonvested shares were excluded from the calculation of diluted weighted average number of common shares, respectively, as their effect was anti-dilutive.

(ii)                                  The common shares are divided into Class A common shares and Class B common shares.  Holders of the Class A common shares and Class B common shares have the same dividend rights. Therefore, we have not presented earnings per share for each separate class.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

16.                               COMMITMENTS AND CONTINGENCIES

Lease commitment

The Group leases certain office premises under non-cancellable leases, the term of which are ten years or less and are renewable upon negotiation. Rental expenses under operating leases for the years ended February 29, 2012, February 28, 2013 and February 28, 2014 were $26,212,907, $32,846,710 and $41,668,122, respectively.

Future minimum payments under non-cancellable operating leases as of February 28, 2014 were as follows:

Fiscal year ending
February 2015	$41,966,395
February 2016	31,232,068
February 2017	22,272,376
February 2018	16,910,392
February 2019 and after	33,518,142

Total	$145,899,373

Contingencies

As of February 28, 2014, the Group is in the process of preparing filings and applying for permits for certain learning centers. Since the contingent liability related to not meeting the filing requirements cannot be reasonably estimated, the Group does not record any liabilities.

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

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

18.                               MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. Total provisions for such employee benefits were $8,827,425, $13,672,411, and $18,536,606 for the years ended February 29, 2012, February 28, 2013 and February 28, 2014, respectively.

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

The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital of the entities. For the years ended February 28, 2013 and 2014, the Group made apportions of $421,394 and $457,798 to the statutory surplus reserve, respectively, and $1,367,234 and $2,266,685 to the development fund, respectively.

As a result of these PRC laws and regulations and the requirement that distribution by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserve of the Company’s PRC subsidiaries, the VIEs and VIEs’ subsidiaries and schools. As of February 28, 2013 and 2014, paid-in capital of such entities was $13,100,300 and $16,262,212, respectively, and statutory reserve was $12,291,341 and $15,015,824, respectively. The total of restricted net assets as of February 28, 2013 and 2014 was therefore $25,391,641, and $31,278,036, respectively.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

20.                               SHARE-BASED COMPENSATION

In June 2010, the Company adopted the 2010 Share Incentive Plan. The plans permit the grant of options to purchase the Class A common shares, share appreciation rights, restricted shares, restricted share units, dividend equivalent rights and other instruments as deemed appropriate by the administrator under the plans. In August 2013, the Company amended and restated the 2010 Share Incentive Plan. Pursuant to the amended and restated 2010 Share Incentive Plan, the maximum aggregate number of Class A common shares that may be issued pursuant to all awards under the share incentive plan is equal to five percent (5%) of the total issued and outstanding shares as of the date of the amended and restated 2010 Share Incentive Plan. However, the shares reserved may be increased automatically if and whenever the unissued share reserve accounts for less than one percent (1%) of the total then issued and outstanding shares, so that after the increase, the shares unissued and reserved under this plan immediately after each such increase shall equal five percent (5%) of the then issued and outstanding shares.

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

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

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

On March 1, 2012, the Company granted 6,845,800 nonvested shares to employees. These nonvested shares vest as follows: (1) for the first 6,821,800 nonvested shares, 512,800, 777,600, 777,600, 777,600, 777,600, 777,600, 579,600, 579,600, 537,800, 496,000, 228,000 vests on January 26 of each year from 2013 to 2023, and (2) for the remaining 24,000 nonvested shares, 12,000, 6,000 and 6,000 vest on July 26 of each year from 2012 to 2014, respectively.

On October 19, 2012, the Company’s Board of Directors approved to amend the vesting date of certain awards from January 26, 2013 to November 26, 2012 with all other terms and conditions set forth in the original award agreement remaining the same.

On March 1, 2013, the Company granted 564,000 nonvested shares to employees. These nonvested shares vest as follows: (1) 560,000 vests in ten equal bathes on January 26 of each year from 2014 to 2023, (2) 4,000 vests on January 26, 2014.

On October 25, 2013, the Company granted 808,000 nonvested shares to two executive officers and one employee. These nonvested shares vest in ten equal bathes on January 26 of each year from 2014 to 2023.

On November 15, 2013, the Company granted 219,800 nonvested shares to employees. These nonvested shares vest as follows: (1) 110,000 vests in ten equal bathes on January 26 of each year from 2014 to 2023, (2) 66,600 vests in six equal bathes on January 26 of each year from 2014 to 2019, (3) 27,200 vests in four equal bathes on January 26 of each year from 2014 to 2017, and (4)16, 000 vests in four equal bathes on January 26 of each year from 2015 to 2018.

The total compensation expense is recognized on a straight-line basis over the respective vesting periods. The Group recorded a related compensation expense of $7,901,243, $8,283,900 and $8,345,290 for the years ended February 29, 2012, February 28, 2013 and February 28, 2014, respectively.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

20.                               SHARE-BASED COMPENSATION - continued

Table below shows the summary of share based compensation:

	For the year ended	For the year ended	For the year ended
	February 29,	February 28,	February 28,
	2012	2013	2014

Cost of revenues	$417,984	$105,756	$47,894
Selling and marketing	1,497,266	1,814,748	1,161,593
General and administrative	5,985,993	6,363,396	7,135,803

Total	$7,901,243	$8,283,900	$8,345,290

The activities of non-vested shares granted under the 2010 Share Incentive Plan are summarized as follows:

	Number of	Weighted
	nonvested	average grant date
	shares	fair value

Outstanding as of February 28, 2011	5,350,800	4.05

Granted	586,100	5.40
Forfeited	154,550	4.42
Vested	2,379,740	4.10

Outstanding as of February 29, 2012	3,402,610	4.23

Granted	6,845,800	5.56
Forfeited	663,500	5.26
Vested	1,873,398	4.55

Outstanding as of February 28, 2013	7,711,512	5.24

Granted	1,591,800	7.67
Forfeited	276,836	5.48
Vested	1,784,364	5.08

Outstanding as of February 28, 2014	7,242,112	5.80

As of February 28, 2014, the unrecognized compensation expense related to the non-vested share awards amounted to $39,216,580, which will be recognized over a weighted-average period of 4.4 years. The total fair value of non-vested shares that vested during the years ended February 29, 2012, February 28, 2013 and February 28, 2014 was $9,756,934, $8,523,961 and $9,064,569, respectively.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2012, FEBRUARY 28, 2013

AND FEBRUARY 28, 2014

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

22.                               SUBSEQUENT EVENTS

On March 1, 2014, the Company granted 5,538,400 non-vested shares to directors and employees with vesting period ranging from approximate 4 year to 10 years. The fair value per non-vested shares granted was $11.86, which approximates the market price of the Company’s ADS on the New York Stock Exchange as of the grant date.

On April 26, 2014, the Company granted 464,800 non-vested shares to directors and employees with vesting period ranging from approximate 4 year to 6 years. The fair value per non-vested shares granted was $11.55, which approximates the market price of the Company’s ADS on the New York Stock Exchange as of the grant date.