Form 20-F
period 2015-02-28
TAL Education Group
filed 2015-05-28
CIK 1499620

Use these links to rapidly review the document

TABLE OF CONTENTS 2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended February 28, 2015.
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to .
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report……………

Commission file number: 001-34900

TAL Education Group (Exact name of Registrant as specified in its charter)
N/A (Translation of Registrant's name into English)
Cayman Islands (Jurisdiction of incorporation or organization)
12/F, Danling SOHO 6 Danling Street, Haidian District Beijing 100080 People's Republic of China (Address of principal executive offices)

Rong Luo, Chief Financial Officer
Telephone: +86-10-5292-6658
Email: ir@100tal.com
12/F, Danling SOHO
6 Danling Street, Haidian District
Beijing 100080
People's Republic of China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing two Class A common shares Class A common shares, par value $0.001 per share*	The New York Stock Exchange

*
Not for trading, but only in connection with the listing on The New York Stock Exchange of American depositary shares ("ADSs"). Currently, each ADS represents two Class A common shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As of February 28, 2015, 88,371,876 Class A common shares, par value $0.001 per share and 71,456,000 Class B common shares, par value $0.001 per share were outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes    ☐ No

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

☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

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

INTRODUCTION

        In this annual report, except where the context otherwise requires and for purposes of this annual report only:

  •
  "China" or "PRC" refers to the People's Republic of China, excluding Taiwan, Hong Kong and Macau;

  •
  "we," "us," "our company" and "our" refer to TAL Education Group, a Cayman Islands company, and its subsidiaries and Consolidated Affiliated Entities (as defined below);

  •
  "shares" or "common shares" refers to our Class A and Class B common shares, par value $0.001 per share, and "preferred shares" or "Series A preferred shares" refers to our Series A convertible redeemable preferred shares, par value $0.001 per share, which were automatically converted into Class A common shares upon the completion of our company's initial public offering in October 2010;

  •
  "ADSs" refers to our American depositary shares, each of which represents two Class A common shares;

  •
  "Variable Interest Entities," or "VIEs," refers to Beijing Xueersi Network Technology Co., Ltd., or Xueersi Network, and Beijing Xueersi Education Technology Co., Ltd., or Xueersi Education, and Beijing Dongfangrenli Science & Commerce Co., Ltd., or Beijing Dongfangrenli, all of which are domestic PRC companies in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP; and "Consolidated Affiliated Entities" refers to our VIEs and the VIEs' direct and indirect subsidiaries and schools;

  •
  "U.S. GAAP" refers to generally accepted accounting principles in the United States;

  •
  "student enrollments" refer to the cumulative total number of courses enrolled in and paid for by our students, including multiple courses enrolled in and paid for by the same student;

  •
  "student retention rate" refers to the percentage of our students who subsequently enroll in one or more of our courses after enrolling in at least one course in the previous study term;

  •
  "K-12" refers to the year before the first grade through the last year of high school;

  •
  "RMB" or "Renminbi" refers to the legal currency of China; and

  •
  "$" or "U.S. dollars" refer to the legal currency of the United States.

FORWARD-LOOKING STATEMENTS

        This annual report contains forward-looking statements that reflect our current expectations and views of future events. These forward looking statements are made under the "safe-harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements.

        You can identify some of these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is/are likely to" or other similar expressions. These forward-looking statements include statements relating to:

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

        We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. You should read this annual report and the documents that we refer to in this annual report completely and with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements with these cautionary statements.

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

Item 3.    Key Information

A.    Selected Financial Data

Our Selected Consolidated Financial Data

        The following selected consolidated statement of operations data for our company for the fiscal years ended February 28, 2013, 2014 and 2015 and the selected consolidated balance sheet data as of February 28, 2014 and 2015 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations data for our company for the fiscal years ended February 28/29, 2011 and 2012 and the selected consolidated balance sheet data as of February 28/29, 2011, 2012 and 2013 are derived from our audited consolidated financial statements not included in this annual report.

        The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes and "Item 5—Operating and Financial Review and Prospects" included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

        Our historical results are not necessarily indicative of results to be expected in any future period.

	For the Years Ended February 29/28,
	2011	2012	2013	2014	2015
	(in thousands of $, except for share, per share and per ADS data)
Consolidated Statements of Operations Data:
Net revenues	$110,588	$177,520	$225,931	$313,895	$433,970
Cost of revenues(1)	(56,143)	(95,587)	(115,749)	(151,543)	(203,074)
Gross profit	54,445	81,933	110,182	162,352	230,896
Operating expenses
Selling and marketing(1)	(9,935)	(23,166)	(27,674)	(35,761)	(53,882)
General and administrative(1)	(19,085)	(37,815)	(51,125)	(70,300)	(110,230)
Impairment losses on long-term prepayment	—	—	(594)	—	—
Impairment losses on intangible assets and goodwill	—	(140)	—	—	—
Total operating expenses	(29,020)	(61,121)	(79,393)	(106,061)	(164,112)
Government subsidies	149	213	632	1,105	464
Income from operations	25,574	21,025	31,421	57,396	67,248
Interest income	1,346	3,500	5,344	9,438	16,614
Interest expense	(58)	—	—	—	(5,811)
Other income/ (expenses)	1	4,180	776	102	(2,010)
Impairment loss on long-term investment	—	(235)	—	—	—
Gain from sale of a long-term investment	—	—	—	297	—
Gain from sales of available-for-sale securities	6	—	—	53	—
Gain on extinguishment of liabilities	134	—	—	—	—
Gain on fair value change from long-term investment	—	—	—	—	1,202
Income before provision for income tax and loss from equity method investments	27,003	28,470	37,541	67,286	77,243
Provision for income tax	(2,628)	(4,156)	(4,101)	(6,680)	(9,369)
Loss from equity method investments	—	—	—	—	(730)
Net income from continuing operations	24,375	24,314	33,440	60,606	67,144
Net loss from discontinued operations, net of taxes	(334)	—	—	—	—
Net income	24,041	24,314	33,440	60,606	67,144
Add: Net loss attributable to noncontrolling interest	—	—	—	—	13
Net income attributable to common shareholders of TAL Education Group	24,041	24,314	33,440	60,606	67,157
Net income per common share
Basic from continuing operations	$0.18	$0.16	$0.21	$0.39	$0.42
Basic from discontinued operations	$(0.00)	—	—	—	—
Total—Basic	$0.18	$0.16	$0.21	$0.39	$0.42
Diluted from continuing operations	$0.18	$0.16	$0.21	$0.38	$0.41
Diluted from discontinued operations	$(0.00)	—	—	—	—
Total—Diluted	$0.18	$0.16	$0.21	$0.38	$0.41
Net income per ADS(2)
Basic from continuing operations	$0.36	$0.32	$0.43	$0.77	$0.85
Basic from discontinued operations	$(0.00)	—	—	—	—
Total—Basic	$0.36	$0.32	$0.43	$0.77	$0.85
Net income per ADS(2)
Diluted from continuing operations	$0.35	$0.31	$0.43	$0.76	$0.82
Diluted from discontinued operations	$(0.00)	—	—	—	—
Total—Diluted	$0.35	$0.31	$0.43	$0.76	$0.82
Cash Dividends per common share	$0.24 (3)	—	$0.25 (4)	—	—
Weighted average shares used in calculating net income per common share and dividends per common share
Basic	131,911,539	154,000,219	155,607,458	156,726,994	158,381,576
Diluted	136,445,635	155,874,381	155,631,090	159,444,928	163,589,649

(1)
Includes share-based compensation expenses as follows:

	For the Years Ended February 29/28,
	2011	2012	2013	2014	2015
	(in thousands of $, except for share, per share and per ADS data)
Cost of revenues	$521	$418	$106	$48	$48
Selling and marketing	975	1,497	1,815	1,161	2,073
General and administrative	3,810	5,986	6,363	7,136	16,320

Total	5,306	7,901	8,284	8,345	18,441

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

	As of February 29/28,
	2011	2012	2013	2014	2015
	(in thousands of $, except for share, per share and per ADS data)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	$173,166	$188,580	$185,081	$269,931	$470,157
Total assets	217,770	294,653	316,042	427,599	772,415
Deferred revenue	50,678	85,594	102,514	132,401	177,640
Total liabilities	62,719	104,536	124,597	167,603	458,844
Total equity	155,051	190,117	191,445	259,996	313,571

B. Capitalization and Indebtedness

        Not applicable.

C. Reasons for the Offer and Use of Proceeds

        Not applicable.

D. Risk Factors

Risks Related to Our Business

  If we are not able to continue to attract students to enroll in our courses without significantly decreasing course fees, our business and prospects will be materially and adversely affected.

        The success of our business depends primarily on the number of students enrolled in our courses and the amount of course fees that our students are willing to pay. Therefore, our ability to continue to attract students to enroll in our courses without a significant decrease in course fees is critical to the continued success and growth of our business. This in turn will depend on several factors, including our ability to continue to develop new programs and enhance or adapt existing programs to respond to changes in market trends, student demands and government policies, expand our geographic reach, manage our growth while maintaining consistent and high teaching quality, effectively market our programs to a broader base of prospective students, develop additional high-quality educational content and respond effectively to competitive pressures. If we are unable to continue to attract students without significantly decreasing course fees to enroll in our courses, our revenues may decline, which may have a material adverse effect on our business, financial condition and results of operations.

  We may not be able to continue to recruit, train and retain qualified and dedicated teachers, who are critical to the success of our business and the effective delivery of our tutoring services to students.

        Our teachers are critical to the quality of our services and our reputation. We seek to hire qualified and dedicated teachers who deliver effective and inspirational instruction. There is a limited pool of teachers with these attributes, and we must provide competitive compensation packages to attract and retain such teachers. We must also provide continued training to our teachers to ensure that they stay abreast of changes in student demands, academic standards and other key trends necessary to teach effectively. Although we have not experienced major difficulties in recruiting, training or retaining qualified teachers in the past, we may not be able to recruit, train and retain a sufficient number of qualified teachers in the future to keep pace with our growth while maintaining consistent teaching quality in the different markets we serve. A shortage of qualified teachers or a decrease in the quality of our teachers' services, whether actual or perceived, or a significant increase in compensation for us to retain qualified teachers, would have a material adverse effect on our business, financial condition and results of operations.

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

        Offering new courses or services or modifying existing courses may require us to invest in content development, increase marketing efforts and re-allocate resources away from other uses. We may have limited experience with the content of new courses or services and may need to adjust our systems and strategies to incorporate new courses or services into our existing offerings. If we are unable to continuously improve the content of our existing courses, or offer new courses or services in a timely or cost-effective manner, our results of operations and financial condition could be adversely affected.

  If we are not able to maintain and enhance the value of our brand, our business and operating results may be harmed.

        We believe that market awareness of our "Xueersi" brand has contributed significantly to the success of our business, and that maintaining and enhancing the value of this brand is critical to maintaining and enhancing our competitive advantage. If we are unable to successfully promote and market our brand and services, our ability to attract new students could be adversely impacted and, consequently, our financial performance could suffer. We mainly rely on word-of-mouth referrals to attract prospective students. We also use integrated marketing tools and tactics such as the Internet, wechat, social media, public lectures, outdoor advertising campaigns, co-brand promotions, and distribution of marketing materials to promote our brand and service offerings. In order to maintain and increase our brand recognition and promote our new service offerings, we have increased our marketing personnel and expenses over the last several years. We have also sought to strengthen recognition for our other brands, such as our "Haoweilai" brand, which is the umbrella brand for all our brands, our "Zhikang" brand, through which we offer personalized premium services, our "Mobby" brand, through which we offer young learners tutoring services for students aged two through eight, our "Lejiale" brand, through which we offer English subject tutoring services and our "Dongxuetang" brand, through which we offer our Chinese subject tutoring services. A number of factors could prevent us from successfully promoting our brand, including student dissatisfaction with our services and the failure of our marketing tools and strategies to attract prospective students. If we are unable to maintain and enhance our "Xueersi" brand, successfully develop additional brands, or utilize marketing tools in a cost-effective manner, our revenues and profitability may suffer.

        Moreover, we offer a variety of courses to primary, middle and high school students in some of the large cities in China. As we continue to grow in size, expand our course offerings and extend our geographic reach, it may be more difficult to maintain quality and consistent standards of our services and to protect and promote our brand name.

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

        Our net revenues increased from $225.9 million in the fiscal year ended February 28, 2013 to $313.9 million in the fiscal year ended February 28, 2014, and further to $434.0 million in the fiscal year ended February 28, 2015. Any evaluation of our business and our prospects must be considered in light of the risks and uncertainties encountered by companies at our stage of development. In addition, the after-school tutoring service market in China is still at the development stage, which makes it difficult to evaluate our business and future prospects. Furthermore, our results of operations may vary from period to period in response to a variety of other factors beyond our control, including general economic conditions and regulations or government actions pertaining to the private education service sector in China, changes in spending on private education, our ability to accurately predict cost of revenues and operating expenses, and non-recurring charges incurred under unexpected circumstances or in connection with acquisitions, equity investments or other extraordinary transactions. Due to the above factors, our historical financial and operating results, growth rates and profitability may not be indicative of our future performance and you should not rely on our past results or our historical growth rates as indications of our future performance.

  If our students' level of performance deteriorates or satisfaction with our services declines, they may decide to withdraw from our courses and request refunds and our business, financial condition, results of operations and reputation would be adversely affected.

        The success of our business depends on our ability to deliver a satisfactory learning experience and improved academic results. Our tutoring services may fail to improve a student's academic performance and a student may perform below expectations even after completing our courses. Additionally, student and parent satisfaction with our services may decline. A student's learning experience may also suffer if his or her relationship with our teachers does not meet expectations. We generally offer refunds for the remaining classes in a course to students who withdraw from the course. If a significant number of students fail to improve their academic performance after attending our courses or if their learning experiences with us are unsatisfactory, they may decide to withdraw from our courses and request refunds, and our business, financial condition, results of operations and reputation would be adversely affected.

  We face significant competition, and if we fail to compete effectively, we may lose our market share or fail to gain additional market share, and our profitability may be adversely affected.

        The private education market in China is rapidly evolving, highly fragmented and competitive, and we expect competition to persist and intensify. We face competition in each type of services we offer and in each geographic market where we operate. Our competitors at the national level include New Oriental Education & Technology Group Inc. and Xueda Education Group.

        Our student enrollments may decrease due to intense competition. Some of our competitors may be able to devote greater resources than we can to the development, promotion and sale of their programs, services and products and respond more quickly than we can to changes in student needs, testing materials, admission standards, market trends or new technologies. In addition, some smaller local companies may be able to respond more quickly to changes in student preferences in some of our targeted markets. Moreover, the increasing use of the Internet and advances in Internet, mobile Internet and computer-related technologies, such as web video conferencing and online testing simulators, are eliminating geographic and physical facility-related entry barriers to providing private education services. As a result, smaller local companies or Internet-content providers may be able to use the Internet or mobile Internet to offer their programs, services and products quickly and cost-effectively to a large number of students with less capital expenditure than previously required. Consequently, we may be required to reduce course fees or increase spending in response to competition in order to retain or attract students or pursue new market opportunities, which could result in a decrease in our revenues and profitability. We will also face increased competition as we expand our operations. We cannot assure you that we will be able to compete successfully against current or future competitors. If we are unable to maintain our competitive position or otherwise effectively respond to competition, we may lose our market share or fail to gain additional market share, and our profitability may be adversely affected.

  Failure to effectively and efficiently manage the expansion of our service network may materially and adversely affect our ability to capitalize on new business opportunities.

        Our business has experienced growth in recent years. The number of our learning centers increased from 255 as of February 28, 2013 to 289 as of February 28, 2015. We plan to continue to expand our operations in different geographic markets in China. The establishment of new learning centers poses challenges and requires us to make investments in management, capital expenditures, marketing expenses and other resources. The expansion has resulted, and will continue to result, in substantial demands on our management and staff as well as our financial, operational, technological and other resources. In addition, we typically incur pre-opening costs associated with our new learning centers, and may incur losses during their initial ramp-up stage because we incur rent, salary and other operating expenses for new learning centers regardless of any revenues we may generate. If the ramp-up of our new learning centers is slower than expected, whether due to our inability to attract sufficient student enrollments or charge hourly rates for our courses that are high enough for us to recover our costs, our overall financial performance may be materially and adversely affected. Our planned expansion will also place significant pressure on us to maintain teaching quality and consistent standards, controls and policies to ensure that our brand does not suffer as a result of any decrease, whether actual or perceived, in the quality of our programs. To manage and support our expansion, we must improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers and management personnel as well as other administrative and marketing personnel. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, maintain or accelerate our current growth rate, maintain or increase our gross and operating profit margins, recruit and retain qualified teachers and management personnel, successfully integrate new learning centers into our operations and otherwise effectively manage our growth. If we are not successful in effectively and efficiently managing our expansion, we may not be able to capitalize on new business opportunities, which may have a material and adverse impact on our financial condition and results of operations.

  If we fail to successfully execute our growth strategies, our business and prospects may be materially and adversely affected.

        Our growth strategies include further penetrating our existing markets, extending our geographic reach into new regions, and further developing our online course offerings and online education platform. We may not succeed in executing our growth strategies due to a number of factors, including, without limitation, the following:

  •
  we may fail to identify, and effectively market our services in, new markets with sufficient growth potential into which to expand our network or promote new courses in existing markets;

  •
  it may be difficult to increase the number of learning centers in more developed cities;

  •
  although we have replicated our growth model in Beijing and Shanghai to certain other cities, we may not be able to continue to do so to additional geographic markets, and we may experience decline in our Beijing or Shanghai businesses that would offset the growth we are experiencing in other geographic markets;

  •
  our analysis for selecting suitable new locations may not be accurate and the demand for our services at the newly selected locations may not materialize or increase as rapidly as we expect;

  •
  we may fail to obtain the requisite licenses and permits necessary to open learning centers at our desired locations from local authorities or face risks in opening without the requisite licenses and permits;

  •
  we may not be able to manage our personalized premium services business efficiently and cost-effectively;

  •
  we may not be able to continue to enhance our online offerings or expand them to new markets, generate profits from online offerings, or adapt online offerings to changing student needs and technological advances such that we will continue to face significant student acquisition costs in the markets we enter; and

  •
  we may not be profitable in our new tutoring business and may encounter obstacles in expanding our Mobby tutoring business to other markets.

        If we fail to successfully execute our growth strategies, we may not be able to maintain our growth rate and our business and prospects may be materially and adversely affected as a result.

  We derive a majority of our revenues from a limited number of cities. Any event negatively affecting the private education market in these cities, or any increase in the level of competition for the types of services we offer in these cities, could have a material adverse effect on our overall business and results of operations.

        Our services in Beijing and Shanghai have contributed a significant but declining portion of our revenues. We derived approximately 77.4%, 65.9% and 55.9% of our total net revenues for the fiscal years ended February 28, 2013, 2014 and 2015, respectively, from these two cities. Revenues from our services in other cities have grown quickly in recent years and began to contribute more significantly to our total revenues. For instance, we derived approximately 10.9% of our total net revenues from Guangzhou and 7.4% of our total net revenues from Shenzhen for the year ended February 28, 2015. We believe that our reliance on revenues from Beijing and Shanghai will continue to decrease as revenues from other cities continue to grow. However, we still expect that we will derive a majority of our revenues from a limited number of cities for the foreseeable future. If any of these cities experiences an event negatively affecting its private education market, such as a serious economic downturn, natural disaster or outbreak of contagious disease, adopts regulations relating to private education that place additional restrictions or burdens on us, or experiences an increase in the level of competition for the types of services we offer, our overall business and results of operations may be materially and adversely affected.

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

        Under the PRC education system, school admissions rely heavily on examination results. College and high school entrance examinations in most cases are mandatory for high school and middle school graduates to gain admission to colleges and high schools, respectively. Therefore, a student's performance in these examinations is critical to his or her education and future employment prospects. Although examinations are not required for entering middle schools, many key middle schools administer their own assessment processes to disqualify prospective students. It is therefore common for students to take after-school tutoring classes to improve performance, and the success of our business to a large extent depends on the continued use of assessment process by high schools and colleges in their admissions. However, this heavy emphasis on examination scores may decline or fall out of favor with educational institutions or education authorities in China.

        There are continuous changes in high school and college entrance exams and college admission standards in China, including the focus of the subjects and questions tested, the format of the tests, and the manner in which the tests are administered. These changes require us to continually update and enhance our curriculum, course materials and teaching methods. Any inability to track and respond to these changes in a timely and cost-effective manner would make our services and products less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students. For example, the Ministry of Education, or MoE, promulgated new curriculum standards for primary and secondary schools in China covering 19 subjects, including mathematics, Chinese and English, in December 2011. These new curriculum standards took effect in the fall semester of 2012. In October 2013, the Beijing Municipal Commission of Education announced plans to change policies relating to college entrance examinations, under which changes to the format and content of English exam are to be introduced in the coming years. We have completed the process of adapting our tutoring programs and materials to these new curriculum requirements. However, any failure to respond in a timely and cost-effective manner to such changes will adversely impact the marketability of our services and products.

        Regulations and policies which de-emphasize scholastic competition achievements in college and high school admissions have had, and may continue to have, an impact on our enrollments. Our business in Beijing has been affected by the change in policy on the use of mathematical Olympiad competition results for admission to key middle schools. Following the MoE's amendment of its "extra credit policy" in November 2010 to limit the number of extra scores Olympiad competition winners may receive for their college entrance examination and in compliance with the Implementation Opinions on Standardizing Educational Changes and Adjusting Arbitrary Educational Changes in 2013, which relate to the admissions processes of high schools, certain local educational authorities promulgated policies limiting the role of Olympiad competitions in the admission process of high schools and middle schools. In February 2013, the Beijing Municipal Education Commission issued a Notice on Mitigating Schoolwork-Related Stress on Students in Primary and Secondary Schools, which, among other things, prohibit public schools from cooperating with or authorizing private training organizations to offer after-school tutoring services for the purpose of enrolling students in such public schools. This policy has generally resulted in a decrease in the demand for mathematical Olympiad competition courses, which in turn has also affected the enrollments in our mathematics classes as well as our personalized premium services business. In addition, the MoE issued the Implementation Opinions on Further Improving the Exam-exemption and Nearest Schooling Enrollment Work in Secondary Schools in January 2014 to clarify that local educational administrative departments at all levels, public schools and private schools are not allowed to use examinations to select their students. Public schools may not use various competitions or examinations as the selection method for enrollment. The general office of the MoE issued the Notice on Further Improving the Compulsory School Exam-exemption and Nearest Schooling Enrollment Work in Main Cities to the provincial and municipal educational administrative departments in Beijing, Tianjin, Liaoning, Jilin, Heilongjiang, Shanghai, Jiangsu, Zhejiang, Fujian, Shandong, Hubei, Guangdong, Chongqing, Sichuan, Shanxi, Dalian, Qingdao, Ningbo, Xiamen and Shenzhen in January 2014 to further request that all the primary schools and secondary schools in main cities implement this notice gradually from now to 2017 and put an end to the entrance examinations and the link between entrance examinations and enrollment. These policies were published recently and have not resulted in a decrease in the demand for any of our services so far. However, we cannot ensure you that they will not adversely affect the performance of our after-school tutoring business and personalized premium services that target students in primary schools.

        Also, education authorities in Yunnan Province stopped administering provincial-level high school entrance examinations in 2010. High school admissions in Yunnan Province have since then been based on a combination of middle school examination results that have replaced raw scores with letter grades and comprehensive evaluations of students' aptitude and performance by their middle schools. Yunnan Province also began to prohibit subject competitions in primary and secondary schools in November 2009. Although we do not offer after-school tutoring services in Yunnan Province, nor do we expect to do so in the near future, it is possible that the local governments in the areas where we have operations may adopt similar measures. Furthermore, approximately 109 universities in China have been allowed to recruit generally no more than 5% of their students through independently administered examinations and admission procedures in recent years. In some provinces, such as Hubei, this proportion was reported to be increased to 8% in 2012. Candidates for admission to those universities are still required to take college entrance examinations and meet certain threshold requirements, but their college entrance exam scores are no longer the sole determining factor in the admission processes of those universities. If we fail to adjust our services to respond to any such material changes, our business may be materially and adversely affected. In addition, admission and assessment processes in China constantly undergo changes and development in terms of subject and skill focus, question type, examination format and the manner in which processes are used. We are therefore required to continually update and improve our curriculum, course materials and our teaching methods. A failure to track and respond to any such changes in a timely and cost-effective manner could make our courses and services less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students and in turn have a material adverse effect on our business, financial condition and results of operations.

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

        Widespread use of the Internet for educational purposes is a relatively recent occurrence, and the market for Internet-based courses and services is characterized by rapid technological changes and innovations, as well as unpredictable product life cycles and user preferences. We have limited experience with online courses and services. We must be able to adapt quickly to changing student needs and preferences, technological advances and evolving Internet practices in order to compete successfully in online education. Ongoing enhancement of our online offerings and technologies may entail significant expenses and technological risks, and we may not be able to use new technologies effectively and may fail to adapt to changes in the online education market on a timely and cost-effective basis. We began offering online courses through our www.xueersi.com in 2010 and revenues generated from our online course offerings through www.xueersi.com accounted for 3.1%, 3.0% and 3.6% of our total net revenues in the fiscal years ended February 28, 2013, 2014 and 2015, respectively. We expect that revenues from our online course offerings will increase. However, if improvements to our online offerings and technologies are delayed, result in systems interruptions or are not aligned with market expectations or preferences, we may lose market share and our growth prospects could be adversely affected.

  Our success depends on the continuing efforts of our senior management team and other key personnel and our business may be harmed if we lose their services.

        Our future success depends heavily upon the continuing services of the members of our senior management team, which includes Bangxin Zhang, our chairman and chief executive officer, Yachao Liu, our senior vice president, Yunfeng Bai, our senior vice president and Rong Luo, our chief financial officer. If any member of our senior management team leaves us and we fail to effectively manage a transition to new personnel in the future or if we fail to attract and retain qualified and experienced professionals on acceptable terms, our business, financial condition and results of operations could be adversely affected. Competition for experienced management personnel in the education industry is intense, and we may not be able to retain the services of our senior executives or key personnel, or to attract and retain high-quality senior executives or key personnel in the future.

        Our success also depends on our having highly trained financial, technical, human resource, sales and marketing staff, management personnel and qualified and dedicated teachers for local markets. We will need to continue to hire additional personnel as our business grows. A shortage in the supply of personnel with requisite skills or our failure to recruit them could impede our ability to increase revenues from our existing courses and services, to launch new course and service offerings and to expand our operations, and would have an adverse effect on our business and financial results.

  Failure to control rental costs, obtain leases at desired locations at reasonable prices or protect our leasehold interests could materially and adversely affect our business.

        Our office space and service and learning centers are presently mainly located on leased premises. We purchased 7,582 square meters of building space in Beijing in July 2011, which we renovated as offices in the fiscal year ended February 28, 2013. With respect to our leased premises, at the end of each lease term, which generally ranges from one to 15 years, we must negotiate an extension of the lease and if we are not able to negotiate an extension on terms acceptable to us, we will be forced to move to a different location, or the rent may increase significantly. This could disrupt our operations and adversely affect our profitability. All of our leases are subject to renewal at market prices, which could result in a substantial rent increase at each time of renewal. We compete with many other businesses for sites in certain prime locations and some landlords may have entered into long-term leases with our competitors for these locations. As a result, we may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could adversely affect our business. In addition, a few of our lessors have not been able to provide us with copies of title certificates or other evidencing documents to prove that they have authorization to lease the properties to us. We also have not registered most of our lease agreements with the relevant PRC governmental authorities as required by relevant PRC law. As of the date of this annual report, we are not aware of any actions, claims or investigations threatened against us or our lessors with respect to the defects in our leasehold interests. We were aware of the defects when we entered into those leases. In many cases, we entered into leases upon promises from the lessors that relevant certificates and authorizations would be delivered at a later time, which did not eventually materialize. Our business and legal teams followed an internal guideline to identify and assess risks in connection with leasing the properties, and a final business decision was made after our analysis of the likely impact of the defects on the leasehold interests and the value of the properties to our expansion plan. However, there is no assurance that our decision would always lead to the favorable outcome we expected to achieve. If any of our leases are terminated as a result of challenges by third parties or government authorities for lack of title certificates or proof of authorization to lease, we do not expect to be subject to any fines or penalties but we may be forced to relocate the affected learning centers and incur additional expenses relating to such relocation. If we fail to find suitable replacement sites in a timely manner or on terms acceptable to us, our business and results of operations could be materially and adversely affected.

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

        We consider our copyrights, trademarks, trade names, Internet domain names, patents and other intellectual property rights invaluable to our ability to continue to develop and enhance our brand recognition. Unauthorized use of our intellectual property rights may damage our reputation and brands. Our "Xueersi" brand and logo is a registered trademark in China. Our proprietary curricula and course materials are protected by copyrights. However, preventing infringement on or misuse of intellectual property rights could be difficult, costly and time-consuming, particularly in China. The measures we take to protect our intellectual property rights may not be adequate to prevent unauthorized uses. Furthermore, application of laws governing intellectual property rights in China is uncertain and evolving, and could involve substantial risks to us. There have been several incidents in the past where third parties used our brand "Xueersi" without our authorization, and on occasion we have needed to resort to litigation to protect our intellectual property rights. In addition, we are still in the process of applying for the registration in China of the trademarks for our "Haoweilai" brand. We cannot assure you that the relevant governmental authorities will grant us the approval to register such trademarks. As a result, we may be unable to prevent third parties from utilizing this brand name, which may have an adverse impact on our brand image. If we are unable to adequately protect our intellectual property rights in the future, we may lose these rights, our brand name may be harmed, and our business may suffer materially. Furthermore, our management's attention may be diverted by violations of our intellectual property rights, and we may be required to enter into costly litigation to protect our proprietary rights against any infringement or violation.

  We may encounter disputes from time to time relating to our use of the intellectual property of third parties.

        We cannot assure you that our courses and marketing materials, online courses, products, and platform or other intellectual property developed or used by us do not or will not infringe upon valid copyrights or other intellectual property rights held by third parties. We may encounter disputes from time to time over rights and obligations concerning intellectual property, and we may not prevail in those disputes. For instance, on April 28, 2015, three major education publishers, People's Education Press, Ltd., Beijing Normal University Press Ltd. and Foreign Language Teaching and Research Press LLC, made a joint statement on protecting copyrights and pursuing legal liabilities against those entities which use, edit, publish, sell or otherwise disseminate the contents in the textbooks published by the three press without authorization. We have adopted policies and procedures to prohibit our employees and contractors from infringing upon third-party copyright or intellectual property rights. However, we cannot assure that our teachers or other personnel will not, against our policies, use third-party copyrighted materials or intellectual property without proper authorization in our classes, on our websites, at any of our locations or via any medium through which we provide our programs. Our users may also post unauthorized third-party content on our websites. We may incur liability for unauthorized duplication or distribution of materials posted on our websites or used in our classes. We have been involved in claims against us alleging our infringement of third-party intellectual property rights and we may be subject to such claims in the future. Any such intellectual property infringement claim could result in costly litigation and divert our management attention and resources.

  We may fail to successfully make necessary or desirable acquisition or investment, and we may not be able to achieve the benefits we expect from recent and future acquisitions or investments.

        We have made and intend to continue to make acquisitions or equity investments in additional businesses that complement our existing business. We may not be able to successfully integrate acquired businesses. We may not have any control over the businesses or operations of our minority equity investments, the value of which may decline over time. As a result, our business and operating results could be harmed. In addition, if the businesses we acquire or invest in do not subsequently generate the anticipated financial performance or if any goodwill impairment test triggering event occurs, we may need to revalue or write down the value of goodwill and other intangible assets in connection with such acquisitions or investments, which would harm our results of operations. For example, we discontinued our operation of the two schools in Jianli and Qianjiang during the fiscal year ended February 28, 2011. In the fiscal year ended February 29, 2012, we recognized a goodwill impairment loss of $0.1 million relating to a purchase of a business in Tianjin in March 2008. Moreover, we made a series of investments in recent years, including a minority equity investment of approximately $23.5 million in BabyTree Inc. in January 2014, a minority equity investment of approximately $18.0 million in Minerva Project, Inc., or Minerva, in October 2014, and a minority equity investment of $15.0 million in Guokr Inc., or Guokr, in October 2014. These and other investments may need to be revalued or written down in the future.

        In addition, we may be unable to identify appropriate acquisition or strategic investment targets when it is necessary or desirable to make such acquisition or investment to remain competitive or to expand our business. Even if we identify an appropriate acquisition or investment target, we may not be able to negotiate the terms of the acquisition or investment successfully, finance the proposed transaction or integrate the relevant businesses into our existing business and operations. Furthermore, as we often do not have control over the companies in which we only have minority stake, we cannot ensure that these companies always will comply with applicable laws and regulations in their business operations. Material non-compliance by our investees may cause substantial harms to our reputations and the value of our investment.

  Seasonal and other fluctuations in our results of operations could adversely affect the trading price of our ADSs.

        Our revenues and operating results may fluctuate as a result of seasonal variations in our business, principally due to changes in student enrollments. The fluctuations may result in volatility or have an adverse effect on the market price of our ADSs. In addition, comparisons of our operating results between different periods within a single financial year, or between same periods in different financial years, may not be meaningful and should not be relied upon as good indicators of our performance.

  If we cannot obtain sufficient cash when we need it, we may not be able to meet our payment obligations under our convertible notes.

        In May 2014, we issued $200 million in aggregate principal amount of 2.50% convertible senior notes due 2019. Additionally, we granted to the initial purchasers of the notes a 30-day option to purchase up to an additional $30 million in principal amount of notes. Upon the exercise of such option by certain initial purchasers, we issued an aggregate of $230 in aggregate principal amount of the notes. The notes bear interest at a rate of 2.50% per year, payable semiannually in arrears on May 15 and November 15 of each year, beginning on November 15, 2014. The notes will mature on May 15, 2019. Holders of the notes will have the right to require us to repurchase for cash all or part of their notes on May 15, 2017 or upon the occurrence of certain fundamental changes at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. The notes are convertible into ADSs, at the option of the holders, in integral multiples of $1,000 principal amount at any time prior to the close of business on the second trading day immediately preceding the maturity date. We cannot assure you that we will have sufficient funds to pay the interest or repurchase price or fulfill other obligations under the notes.

        We are a holding company with no material operations of our own. As a result, we rely upon dividends and other cash distributions paid to us by our subsidiaries to meet our payment obligations under the notes and our other obligations. Our subsidiaries are distinct legal entities and do not have any obligation, legal or otherwise, to provide us with dividends or other distributions. We may face tax or other adverse consequences, or legal limitations, on our ability to obtain funds from these entities.

In addition, our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

  •
  our financial condition, results of operations and cash flows;

  •
  general market conditions for financing activities by internet companies; and

  •
  economic, political and other conditions in China and elsewhere.

        If we are unable to obtain funding in a timely manner or on commercially acceptable terms, we may not be able to meet our payment obligations under our convertible notes. If we fail to pay interest on the notes, we will be in default under the indenture governing the notes, which in turn may constitute a default under existing and future agreements governing our indebtedness.

  We have limited liability insurance coverage and do not carry business disruption insurance.

        We have limited liability insurance coverage for our students and their parents in all of our learning centers. A successful liability claim against us due to injuries suffered by our students or other people on our premises could materially and adversely affect our financial conditions, results of operations and reputation. Even if unsuccessful, such a claim could cause adverse publicity to us, require substantial cost to defend and divert the time and attention of our management. For more information, see "Item 3.D.—Key Information—Risk Factors—Risks Related to Our Business—Accidents or injuries suffered by our students or other people on our premises may adversely affect our reputation, subject us to liability and cause us to incur substantial costs." In addition, we do not have any business disruption insurance. Any business disruption event could result in substantial cost to us and diversion of our resources.

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

  We face risks related to natural and other disasters, including outbreaks of health epidemics, and other extraordinary events, which could significantly disrupt our operations.

        Our business could be materially and adversely affected by natural and other disasters, including earthquakes, fire, floods, environmental accidents, power loss, communication failures and similar events. Additionally, our business could be materially and adversely affected by the outbreak of H7N9 bird flu, H1N1 swine influenza, severe acute respiratory syndrome, or SARS, Ebola or another health epidemic. While we have not suffered any material loss or experienced any significant increase in costs as a result of any natural and other disaster or other extraordinary event, our student attendance and our business could be materially and adversely affected by any such occurrence in any of the cities in which we have major operations.

  Failure to maintain effective internal controls over financial reporting could cause us to inaccurately report our financial result or fail to prevent fraud and have a material adverse effect on our business, results of operations and the trading price of our ADSs.

        We are subject to the reporting obligations under U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002 and related rules require public companies to include a report of management on their internal control over financial reporting in their annual reports. This report must contain an assessment by management of the effectiveness of a public company's internal control over financial reporting. In addition, an independent registered public accounting firm for a public company must attest to and report on management's assessment of the effectiveness of the company's internal control over financial reporting. Our efforts to implement standardized internal control procedures and develop the internal tests necessary to verify the proper application of the internal control procedures and their effectiveness are a key area of focus for our board of directors, our audit committee and senior management.

        Our management has concluded that our internal control over financial reporting was effective as of February 28, 2015, and our independent registered public accounting firm has issued an attestation report which concludes that our internal control over financial reporting was effective in all material aspects as of February 28, 2015. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. In addition, we need to continue to evaluate the consolidation of our VIEs and VIEs' subsidiaries and schools given the change in the ownership or voting power of the Company by the nominee shareholders of the VIEs. As a result, although we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act of 2002, any failure to maintain effective internal controls over financial reporting could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs.

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

        We adopted a share incentive plan in June 2010 that permits granting of options to purchase our Class A common shares, restricted shares, restricted share units, share appreciation rights, dividend equivalent rights and other instruments as deemed appropriate by the administrator under the plan. In August 2013, we amended and restated our 2010 Share Incentive Plan. Pursuant to the amended and restated 2010 Share Incentive Plan, the maximum aggregate number of Class A common shares that may be issued pursuant to all awards under our share incentive plan is equal to five percent (5%) of the total issued and outstanding shares as of the date of the amended and restated 2010 Share Incentive Plan. However, the shares reserved may be increased automatically if and whenever the unissued share reserve accounts for less than one percent (1%) of the total then issued and outstanding shares, so that after the increase, the shares unissued and reserved under this plan immediately after each such increase shall equal five percent (5%) of the then issued and outstanding shares. As of May 8, 2015, 13,877,146 non-vested restricted Class A common shares and 450,000 share options to purchase 450,000 Class A common shares under our share incentive plan previously granted to our employees, directors and consultants are outstanding. As a result of these grants and potential future grants under the plan, we have incurred and will continue to incur share-based compensation expenses. We had share-based compensation expenses of $8.3 million, $8.3 million and $18.4 million for the fiscal years ended February 28, 2013, 2014 and 2015, respectively. As of February 28, 2015, the unrecognized compensation expenses related to the non-vested restricted shares amounted to $123.9 million, which will be recognized over a weighted-average period of 4.3 years. Expenses associated with share-based compensation awards granted under our share incentive plan may materially reduce our future net income. However, if we limit the size of grants under our share incentive plan to minimize share-based compensation expenses, we may not be able to attract or retain key personnel.

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

        It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. In particular, in January 2015, the Ministry of Commerce, or MoC, published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of "actual control" in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately "controlled" by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the "variable interest entity" structure, whether or not these companies are controlled by PRC parties. It is uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft. See "Regulation—The Draft PRC Foreign Investment Law" and "—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations."

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

        Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these actions results in our inability to direct the activities of our Consolidated Affiliated Entities that most significantly impact their economic performance, and/or our failure to receive the economic benefits from our Consolidated Affiliated Entities, we may not be able to consolidate these entities in our consolidated financial statements in accordance with

U.S. GAAP. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly owned subsidiaries in China or our Consolidated Affiliated Entities.

  We rely on contractual arrangements with our Consolidated Affiliated Entities for our PRC operations, which may not be as effective in providing operational control as direct ownership.

        We have relied and expect to continue to rely on contractual arrangements with our Consolidated Affiliated Entities to operate our education business. For a description of these contractual arrangements, see "Item 4.C.—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities." These contractual arrangements may not be as effective in providing us with control over our Consolidated Affiliated Entities as direct ownership. If we had direct ownership of the Consolidated Affiliated Entities, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of these entities, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance by our Consolidated Affiliated Entities and their respective shareholders of their obligations under the contracts to exercise control over and receive economic benefits from our Consolidated Affiliated Entities.

        We have entered into equity pledge agreements with Xueersi Education, Xueersi Network and Beijing Dongfangrenli and their respective shareholders to guarantee the performance of the obligations of our Consolidated Affiliated Entities under the exclusive business cooperation agreements they have entered into with us. In the registration forms submitted to the local branch of the State Administration of Industry and Commerce, or the SAIC, for the pledges over the equity interests under the equity pledge agreements, the amount of registered equity interests pledged to TAL Beijing, our wholly owned subsidiary, was RMB10 million, RMB3 million and RMB1 million for Xueersi Education, Xueersi Network and Beijing Dongfangrenli, respectively, which represents 100% of their respective registered capital. The equity pledge agreements with the shareholders of the VIEs provide that the pledged equity interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the principal service agreements and the scope of pledge shall not be limited by the amount of the registered capital of the VIEs. However, it is possible that a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt, which takes last priority among creditors.

        In addition, we have not entered into agreements with our VIEs that pledge the assets of our Consolidated Affiliated Entities for the benefit of us or our wholly owned subsidiaries. Consequently, the assets of our Consolidated Affiliated Entities are not secured on behalf of our wholly owned subsidiary, and the amounts owed by our Consolidated Affiliated Entities are not collateralized. As a result, if our Consolidated Affiliated Entities fail to pay any amount due to us under, or otherwise breach, the exclusive business service agreements, we will not be able to directly seize the assets of our Consolidated Affiliated Entities. If the nominee shareholders of the VIEs do not act in the best interests of us when conflicts of interest arise, or if they act in bad faith towards us, they may attempt to cause the our Consolidated Affiliated Entities to transfer or encumber the assets of the Consolidated Affiliated Entities without our authorization. In such a scenario, we may choose to exercise our option under the call option agreements to demand the shareholders of the VIEs to transfer their respective equity interests in the VIEs to a PRC person designated by us, and we may need to resort to litigation in the PRC courts to effect such an equity interests transfer and prevent the transfer or encumbrance of the VIEs' assets without our authorization. However, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements.

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

        All the material agreements under our contractual arrangements, which are summarized under "Item 4.C.—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities", are governed by PRC law and provide for the resolution of disputes under the agreements through arbitration in Beijing. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in China is not as developed as some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our Consolidated Affiliated Entities, and our ability to conduct our business may be negatively affected.

  The legal owners of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

        The four legal owners of Xueersi Education and Xueersi Network are Mr. Bangxin Zhang, Mr. Yachao Liu, Mr. Yunfeng Bai and Mr. Yundong Cao, and the three legal owners of Beijing Dongfangrenli are Mr. Zhang, Mr. Liu and Mr. Bai. Mr. Zhang, Mr. Liu and Mr. Bai are shareholders and directors or officers of TAL Education Group. Mr. Cao is a beneficial owner of TAL Education Group. Mr. Zhang is a director of TAL Education Group. Mr. Liu is a director of Beijing Dongfangrenli. The interests of Mr. Zhang, Mr. Liu, Mr. Bai and Mr. Cao as beneficial owners of the VIEs may differ from the interests of our company as a whole, since these parties' respective equity interests in the VIEs may conflict with their respective equity interests in our company.

        We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or such conflicts will be resolved in our favor. In addition, these individuals may breach, or cause our Consolidated Affiliated Entities to breach, or refuse to renew, the existing contractual arrangements we have with them and our Consolidated Affiliated Entities. In June 2013, we entered into a deed of undertaking with Mr. Zhang, which prevents Mr. Zhang from using his majority voting power to remove, replace or appoint any of our directors, and from casting any votes he has as our director or shareholder on any resolutions or matters concerning the deed itself. The deed is irrevocable, and applies to any and all periods during which Mr. Zhang beneficially owns share representing more than 50% of the aggregate voting power of our then total issued and outstanding shares. However, there can be no assurance that such arrangement is sufficient to address potential conflicts of interests Mr. Zhang may encounter. Other than this deed of undertaking we have entered into with Mr. Zhang, we currently do not have any arrangements to address potential conflicts of interest Mr. Zhang, Mr. Liu, Mr. Bai and Mr. Cao may encounter in their capacity as nominee shareholders of the VIEs (and, as applicable, as directors of the VIEs), on the one hand, and as beneficial owners of our company (and, as applicable, director and/or officers of our company), on the other hand. To a large extent, we rely on the legal owners of the VIEs to abide by the laws of the Cayman Islands and China, which provide that directors and officers owe a fiduciary duty to our company that requires them to act in good faith and in the best interests of our company and not to use their positions for personal gains. If we cannot resolve any conflict of interest or dispute between us and these individuals, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

  If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

        Under PRC law, legal documents for corporate transactions, including agreements and contracts such as the leases and sales contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the SAIC. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

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

        In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Our designated legal representatives generally do not have access to the chops. Although we monitor such employees and the designated legal representatives, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees or designated legal representatives could abuse their authority, for example, by binding the relevant subsidiary or Consolidated Affiliated Entity with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative's violation of the duties to us.

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

        The principal regulations governing private education in China are The Law for Promoting Private Education and The Implementation Rules for The Law for Promoting Private Education. Under these regulations, a private school may elect to be a school that does not require reasonable returns or a school that requires reasonable returns. At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school, if any. A private school that requires reasonable returns must publicly disclose such election and additional information required under the regulations. A private school shall consider factors such as the school's tuition, ratio of the funds used for education-related activities to the course fees collected, admission standards and educational quality when determining the percentage of the school's net income that would be distributed to the investors as reasonable returns. However, none of the current PRC laws and regulations provides a formula or guidelines for determining "reasonable returns." In addition, none of the current PRC laws and regulations sets forth clear requirements or restrictions on a private school's ability to operate its education business based on such school's status as one that does or does not require reasonable returns.

        Our schools are registered as schools that require reasonable returns in some cities and as schools that do not require reasonable returns in others. As of the date of this annual report, we have 37 affiliated schools, among which 14 have elected not to require reasonable returns and the remaining 23 have elected to require reasonable returns. The respective sponsor of each school will make such election and determine the amounts to be allocated to each school's development fund in accordance with PRC laws and regulations. We do not believe that the election to be a school that does or does not require reasonable returns will affect amounts that may be distributed to us by means of different fee payments such as service fees. As a holding company, we rely on dividends and other distributions from our PRC subsidiaries, including TAL Beijing. TAL Beijing and its designated affiliates are entitled to receive service fees from the schools according to the relevant exclusive business cooperation agreements. We do not believe that TAL Beijing and its designated affiliates' right to receive the service fees from the schools will be affected by such election, but if our judgment turns out to be incorrect, TAL Beijing and our other PRC subsidiaries' ability to make distributions or pay dividends to us may be materially and adversely impacted. If a school elects to be a school that does not require reasonable return but in fact pays reasonable return to its sponsor, in extreme cases, PRC government authorities have the right to suspend the operations of the relevant school and suspend student enrollment and perhaps even to de-register the operating permits of such schools altogether, which may materially and adversely impact our business, financial condition and results of operations.

  Contractual arrangements our subsidiaries have entered into with our Consolidated Affiliated Entities may be subject to scrutiny by the PRC tax authorities and a finding that we or our Consolidated Affiliated Entities owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

        Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our wholly owned subsidiaries in China and our Consolidated Affiliated Entities do not represent an arm's-length price and consequently adjust our Consolidated Affiliated Entities' income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by our Consolidated Affiliated Entities, which could in turn increase their tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties to our Consolidated Affiliated Entities for unpaid taxes. Our consolidated net income may be materially and adversely affected if our Consolidated Affiliated Entities' tax liabilities increase or if they are subject to late payment fees or other penalties.

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

        We do not have priority pledges and liens against the assets of our Consolidated Affiliated Entities. As a contractual and property right matter, this lack of priority pledges and liens has remote risks. If any of our Consolidated Affiliated Entities undergoes an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of its assets and we may not have priority against such third-party creditors on the assets. If any of our Consolidated Affiliated Entities liquidates, we may take part in the liquidation procedures as a general creditor under the PRC Enterprise Bankruptcy Law and recover any outstanding liabilities owed by the entity to our PRC subsidiaries under the applicable service agreements.

        In the event that the shareholders of any of our VIEs initiates a voluntary liquidation proceeding without our authorization or attempts to distribute the retained earnings or assets of the relevant VIE without our prior consent, we may need to resort to legal proceedings to enforce the terms of the contractual agreements. Any such litigation may be costly and may divert our management's time and attention away from the operation of our business, and the outcome of such litigation would be uncertain.

Risks Related to Doing Business in China

  Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

        The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions in a civil law system may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always consistent, and enforcement of these laws, regulations and rules involve uncertainties, which may limit the available legal protections. In addition, the PRC administrative and court authorities have significant discretion in interpreting and implementing or enforcing statutory rules and contractual terms, and it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we may enjoy in China than under some more developed legal systems. These uncertainties may affect our judgment on the relevance of legal requirements and our decisions on the measures and actions to be taken to fully comply therewith and may affect our ability to enforce our contractual or tort rights. In addition, the regulatory uncertainties may be exploited through unmerited legal actions or threats in an attempt to extract payments or benefits from us. Such uncertainties may therefore increase our operating expenses and costs, and materially and adversely affect our business and results of operations.

  Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

        The MoC published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The MoC is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

        Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of "actual control" in determining whether a company is considered a foreign-invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but "controlled" by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MoC, treated as a PRC domestic investor provided that the entity is "controlled" by PRC entities and/or citizens. In this connection, "control" is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% or more of the voting rights or similar equity interest of the subject entity; (ii) holding less than 50% of the voting rights or similar equity interest of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders' meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity's operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE, and its investment amount exceeds certain thresholds or its business operation falls within a "negative list," to be separately issued by the State Council in the future, market entry clearance by the MoC or its local counterparts will be required. Otherwise, all foreign investors may make investments on the same terms as domestic investors without being subject to additional approval from the government authorities as mandated by the existing foreign investment legal regime.

        The "variable interest entity" structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See "Risks Related to Our Corporate Structure." Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately "controlled" by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the "negative list," the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC state-owned enterprises or agencies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the "negative list" without market entry clearance may be considered as illegal.

        Through our dual-class share structure, Mr. Bangxin Zhang, a PRC citizen, possesses and controls 74.2% of the voting power of our company. However, the draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by PRC parties, while it is soliciting comments from the public on this point. Moreover, it is uncertain whether the industries in which our variable interest entities operate will be subject to the foreign investment restrictions or prohibitions set forth in the "negative list" to be issued. If the enacted version of the Foreign Investment Law and the final "negative list" mandate further actions, such as the MoC market entry clearance, to be completed by companies with existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

        The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

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

  Regulation and censorship of information disseminated over the internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our websites.

        The PRC government has adopted regulations governing internet access and the distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, and the closure of the concerned websites. The website operator may also be held liable for such censored information displayed on or linked to the websites. If any of our websites, including those used for our online education business, are found to be in violation of any such requirements, we may be penalized by relevant authorities, and our operations or reputation could be adversely affected.

  We are required to obtain various operating licenses and permits and to make registrations and filings for our tutoring services in China; failure to comply with these requirements may materially and adversely affect our business and results of operations.

        We are required to obtain and maintain various licenses and permits and fulfill registration and filing requirements in order to operate our tutoring service business. For instance, a duly approved private school will be granted a private school operating permit, and shall be registered with the Ministry of Civil Affairs or its local branches as a privately run non-enterprise institution. In addition, learning centers of schools must make filings with the MoE or its local branches. As of the date of this annual report, we have 289 learning centers in operation, of which 198 learning centers offer Xueersi Peiyou small-class tutoring services and four learning centers offer Mobby small-class tutoring services. Among the 202 learning centers, 37 learning centers have not completed filing requirements for permits or registrations. These 37 learning centers in the aggregate accounted for 8.8% of our total net revenues for the fiscal year ended February 28, 2015. If we fail to comply with applicable legal requirements, we may be subject to fines, confiscation of any gains derived from our non-compliant operations or the suspension of our non-compliant operations, which may materially and adversely affect our business and results of operations.

        We are in the process of preparing filings and applying for permits for these learning centers but do not expect to complete all such filings and obtain all such permits in the near term. We have been taking steps to meet these requirements, but there is no assurance that our efforts will result in full compliance given the significant amount of discretion PRC government authorities have in interpreting, implementing and enforcing rules and regulations and due to other factors beyond our control. For example, Shenzhen Municipal Education Bureau ceased accepting applications for the establishment of new private schools between the year of 2006 and December 7, 2010. While we were preparing the application to the Shenzhen educational authorities for the operating permits in Shenzhen, two of our learning centers received notices from the local city administrative departments in March 2012 which required us to obtain the operating permits before we could continue our business in Shenzhen. We later received the private school operating permit for our school in Shenzhen from Shenzhen Municipal Education Bureau in August 2013 and completed the registration with the Shenzhen City Civil Affairs Office in November 2013. For the ten Xueersi Peiyou learning centers operated by our school in Shenzhen, we have completed the required registration with the Shenzhen Municipal Education Bureau.

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

        Substantially all of the personalized premium services we offer in Beijing are offered through Beijing Huanqiu Zhikang Shidai Education Consulting Co., Ltd., or Huanqiu Zhikang, and Zhixuesi Education Consulting (Beijing) Co., Ltd., Zhixuesi Beijing, our wholly owned subsidiaries, both of which are foreign-invested companies under PRC laws. Huanqiu Zhikang and Zhixuesi Beijing together with their branches have obtained business licenses from the Beijing branch of the SAIC, expressly permitting them to conduct "educational consulting services," which we believe covers our personalized premium services in Beijing and are not under the jurisdiction of the Beijing Municipal Education Commission based on telephone inquiries we and our PRC counsel have made to the Beijing Municipal Education Commission. For the fiscal year ended February 28, 2015, revenues from the personalized premium services of Huanqiu Zhikang and Zhixuesi Beijing contributed approximately 9.4% of our total net revenues.

        In cities other than Beijing, a significant portion of our personalized premium services is offered through the subsidiaries of our VIEs, and most of these subsidiaries have obtained business licenses from the local branch of the SAIC permitting them to conduct consulting services. However, some of the subsidiaries of our VIEs have not obtained business licenses and a few learning centers which engage in personalized premium services have not obtained operating permits that meet regulatory requirements. For example, Shanghai local educational authority and Shanghai branch of the SAIC published provisional measures in June 2013 regarding the registration and management of for-profit educational institutions to provide the conditions and procedures for setting up for-profit private training institutions in the form of a company and further clarify that other types of companies shall not carry out educational consulting or one-on-one services. These provisional measures became effective on July 20, 2013 and will be in force for two years. We offered personalized premium services in some districts in Shanghai through companies with their business license not permitting them to conduct such consulting services and we have not yet set up companies in Shanghai to meet regulatory requirements in accordance with the aforementioned rules. In addition, five learning centers in Xi'an are operated by a subsidiary of a VIE without the scope of "educational consulting services" for the fiscal year ended February 28, 2015, revenues from the personalized premium services of such subsidiaries of our VIEs in Shanghai and Xi'an contributed approximately 1.4% of our total net revenues.

        We believe that our personalized premium services fall within the scope of "for-profit training activities" and are not "educational activities" that must be under the jurisdiction of the educational authorities and thus offered through schools or educational institutions. However, the differences between "educational activities," on the one hand, and "for-profit training activities" and "educational consulting services," on the other hand, remain unclear under applicable PRC laws and regulations. The Law for Promoting Private Education provides that "educational activities," which are required to be conducted through schools or educational institutions, shall be regulated by the MoE whereas "for-profit training activities" shall be regulated by the SAIC in accordance with separate regulations to be issued by the State Council. To date, the State Council has not promulgated any regulations with respect to "for-profit training activities." In July 2010, the MoE issued the National Guidance on Mid-

to Long-term Education Reform and Development, which is the first guidance expressly encouraging the applicable PRC government authorities to classify, through implementing rules or regulations, activities as "for-profit training activities" to be conducted only by for-profit entities or "non-profit training or educational activities" to be conducted only by certain schools. However, to date, the SAIC and the MoE have not issued any such rules or regulations, and in practice, regulators in different local jurisdictions may still have different views and administrative policies on one-on-one tutoring activities. Therefore, we cannot be certain that the relevant government authorities will reach the same conclusion in the future as we have that our personalized premium services fall within the scope of "for-profit training activities" and are not "educational activities."

        If the relevant PRC regulatory authorities subsequently determine that our personalized premium services must be operated through schools or educational institutions, as opposed to through companies, or if the local branch of the SAIC subsequently determines that our personalized premium services must be operated through companies that hold business licenses to cover for-profit training services or educational consulting services, we may be required to restructure our operations to offer personalized premium services through the schools owned by our VIEs. We may also be subject to fines of up to RMB100,000 for each of our subsidiaries that offers personalized premium services, suspension of our personalized premium services or other penalties, which may materially and adversely affect our business and results of operations.

  Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

        All of our business operations are conducted in China and all of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The economy in China differs from the economies of most developed countries in many respects, including the degree of government involvement, level of development, growth rate, control of foreign exchange and currency conversion, access to financing and allocation of resources.

        The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments, conversion of foreign exchange into Renminbi or changes in tax regulations that are applicable to us. In addition, future actions or policies of the PRC government to control the pace of economic growth may cause a decrease in the level of economic activity in China, which in turn could materially affect our liquidity and access to capital and our ability to operate our business.

  A severe or prolonged downturn in the global or PRC economy could materially and adversely affect our business and our financial condition.

        The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the PRC economy since 2012. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world's leading economies. There have also been concerns over unrest in Ukraine, the Middle East and Africa, which have resulted in volatility in oil and other markets. In addition, there have been concerns about the territorial disputes involving China in Asia and the economic effects. Economic conditions in China are sensitive to global economic conditions. Although the PRC economy has grown significantly in the past decade, that growth may not continue, as evidenced by the slowing of the growth of the PRC economy since 2012. Any severe or prolonged slowdown in the PRC economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

  Increases in labor costs in China may adversely affect our business and our profitability.

        The economy of China has been experiencing increases in labor costs in recent years. The overall economy and the average wage in China are expected to continue to grow. The average wage level for our employees has increased in recent years. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. It is up to the relevant government agencies to determine whether an employer has made adequate payments of the requisite statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our students by increasing prices for our services or improving the utilization of our teachers and our staff, our profitability and results of operations may be materially and adversely affected.

  We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could limit our ability to pay dividends to holders of our ADSs and common shares.

        We are a holding company and conduct substantially all of our business through our operating subsidiaries and Consolidated Affiliated Entities. We may rely on dividends paid by our subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. In particular, regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. PRC companies are also required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their statutory surplus reserves until the accumulative amount of such reserves reaches 50% of their registered capital. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries and Consolidated Affiliated Entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. The PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries' ability to pay dividends and other distributions to us. In addition, PRC companies may allocate a portion of their after-tax profit to their staff welfare and bonus fund at the discretion of their boards of directors. Our PRC subsidiaries and Consolidated Affiliated Entities historically have not allocated any of their after-tax profits to staff welfare and bonus funds, since there is no legal requirement to do so, but they may nevertheless decide to set aside such funds in the future. There is no maximum amount of after-tax profit that a company may contribute to such funds. Moreover, each of our affiliated schools is required to allocate certain amount of profits to its development fund for the construction or maintenance of school facilities or procurement or upgrade of educational equipment at the end of each fiscal year. See "Item 4.B. Information on the Company—Business Overview—PRC Regulation—Regulations on Private Education—The Law for Promoting Private Education and the Implementation Rules for the Law for Promoting Private Education" for a discussion on the requirements for private schools to make allocations to school development funds. Any direct or indirect limitation on the ability of our PRC subsidiaries to distribute dividends and other distributions to us could materially and adversely limit our ability to make investments or acquisitions at the holding company level, pay dividends or otherwise fund and conduct our business.

  PRC laws and regulations may limit the use of the proceeds we received from our initial public offering or other financing activities for our investment or operations in China.

        In utilizing the proceeds we received from our initial public offering in October 2010 or from other financing activities, such as the offering of convertible senior notes in May 2014, as an offshore holding company with PRC subsidiaries, we may (i) make additional capital contributions to our PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries or our VIEs, or (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

  •
  capital contributions to our subsidiaries in China, whether existing ones or newly established ones, must be approved by the MoC or its local branches and must also be registered with the State Administration of Foreign Exchange, or SAFE, or its local branches;

  •
  loans by us to our subsidiaries in China, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with the SAFE or its local branches; and

  •
  loans by us to our Consolidated Affiliated Entities, which are domestic PRC entities, must be approved by the National Development and Reform Commission and must also be registered with the SAFE or its local branches.

        In addition, on August 29, 2008, the SAFE promulgated a notice regulating the conversion by a foreign-invested company of its capital contribution in foreign currency into Renminbi, or SAFE Circular 142, which requires that RMB converted from foreign currency-denominated capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the relevant government authority and may not be used to make equity investments in China, unless specifically provided otherwise. Moreover, the approved use of such RMB funds may not be changed without approval from the SAFE. RMB funds converted from foreign exchange may not be used to repay loans in RMB if the proceeds of such loans have not yet been used. Any violation of SAFE Circular 142 may result in severe penalties, including substantial fines. We expect that if we convert the net proceeds from offshore offerings into RMB pursuant to SAFE Circular 142, our use of RMB funds will be for purposes within the approved business scope of our PRC subsidiaries. However, we may not be able to use such RMB funds to make equity investments in China through our PRC subsidiaries. On March 30, 2015, the SAFE promulgated the Notice on Reforming the Management Method relating to Conversion of the Capital Contribution of Foreign Invested Company from Foreign Exchange to Renminbi, or SAFE Circular 19. Although SAFE Circular 142 will be abolished once SAFE Circular 19 becomes effective on June 1, 2015, the foregoing rules have been retained in SAFE Circular 19.

        Furthermore, the SAFE promulgated a circular on November 9, 2010, or SAFE Circular 59, which, among other things, requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents, or otherwise approved by the board of directors. For example, as we apply with the SAFE to convert the proceeds from the issuance of convertible senior notes into RMB funds for use of such funds in China, they need to be used in accordance with the offering documents of the notes, or when the proposed use of the proceeds is inconsistent with what is set forth in the offering documents, we need to submit the board resolution in relation to such proposed use of proceeds to the SAFE and the settlement of foreign exchange for such use of proceeds shall comply with the PRC regulations in relation to foreign exchange.

        We expect that PRC laws and regulations may continue to limit our use of proceeds from offshore offerings. There are no costs associated with registering loans or capital contributions with relevant PRC government authorities, other than nominal processing charges. Under PRC laws and regulations, the PRC government authorities are required to process such approvals or registrations or deny our application within a prescribed period which is usually less than 90 days. The actual time taken, however, may be longer due to administrative delay. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to our future plans to use the U.S. dollar proceeds we receive from offshore offerings for our investment and operations in China. If we fail to receive such registrations or approvals, our ability to use the proceeds of offshore offerings and to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and ability to fund and expand our business.

  PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary, limit our PRC subsidiary's ability to distribute profits to us, or otherwise materially and adversely affect us.

        The Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-Trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular 75, requires PRC residents to register with the relevant local branch of the SAFE before establishing or controlling any company outside China, referred to as an offshore special purpose company, for the purpose of raising funds from overseas to acquire or exchange the assets of, or acquiring equity interests in, PRC entities held by such PRC residents and to update such registration in the event of any significant changes with respect to that offshore company. The SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents' Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced SAFE Circular 75. SAFE Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents' legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a "special purpose vehicle". The term "control" under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions.

        We believe that all of our shareholders who are PRC citizens or residents have completed their required registrations with the SAFE in accordance with SAFE Circular 75 prior to, and immediately after, the completion of our initial public offering in October 2010. Our shareholders who are PRC citizens or residents have make the necessary applications, filings and amendments required by the SAFE to reflect the establishment of some new subsidiaries, name changes to some of our subsidiaries and changes to their shareholding. However, we may not at all times be fully aware or informed of the identities of all of our beneficial owners who are PRC citizens or residents, and we may not always be able to compel our beneficial owners to comply with rules and requirements of the SAFE; nor can we ensure you that their registrations, if they choose to apply, will be successful. The failure or inability of our PRC resident beneficial owners to make any required registrations or comply with these requirements may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to our PRC operations, limit our PRC subsidiary's ability to pay dividends or otherwise distribute profits to us, or otherwise materially and adversely affect us.

  The M&A rules establish complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

        On August 8, 2006, six PRC regulatory agencies, namely the MoC, the State Assets Supervision and Administration Commission, the State Administration of Taxation, or the SAT, the SAIC, the China Securities Regulatory Commission, or CSRC, and the SAFE, jointly adopted regulations, commonly referred to as the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that the MoC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. We may expand our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MoC, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

  The discontinuation of any of the preferential tax treatments currently available to us in China could adversely affect our overall results of operations.

        Under the PRC Enterprise Income Tax Law, or the EIT Law, an enterprise qualified as a High and New Technology Enterprise is entitled to a preferential tax rate of 15%. The status of High and New Technology Enterprise may be retained subject to annual re-examination. From January 1, 2011, Xueersi Education was eligible for retention of High and New Technology Enterprise status and therefore was entitled to a preferential tax rate of 15% until the end of calendar year 2013. From January 1, 2014, Xueersi Education was again eligible for retention of High and New Technology Enterprise status, and is therefore entitled to a preferential tax rate of 15% until the end of calendar year 2016. Our wholly owned subsidiary, TAL Beijing, was qualified as a Newly Established Software Enterprise under the EIT Law and therefore entitled to a two-year exemption from the enterprise income tax from calendar year 2009 to 2010 and a further tax reduction to 50% of the applicable rate from calendar year 2011 to 2013. Moreover, TAL Beijing was qualified as a High and New Technology Enterprise from January 1, 2014, and is therefore entitled to a preferential tax rate of 15% from calendar year 2014 to 2016. Our wholly owned subsidiary, Yidu Huida Education Technology (Beijing) Co., Ltd., or Yidu Huida, was qualified as a Newly Established Software Enterprise under the EIT law, and therefore entitled to a two-year exemption from the enterprise income tax from calendar year 2011 to 2012 and enjoys a further tax reduction to 50% of the applicable rate from calendar year 2013 to 2015. Our wholly owned subsidiary, Beijing Xintang Sichuang Education Technology Co., Ltd., or Beijing Xintang Sichuang, was also qualified as a Newly Established Software Enterprise under the EIT Law and was therefore entitled to a two-year exemption from the enterprise income tax from calendar year 2013 to 2014 and enjoys a further reduction to a tax rate of 12.5% from calendar year 2015 to 2017.

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

  Under the EIT Law, we may be classified as a PRC "resident enterprise". Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

        Under the EIT Law, an enterprise established outside China with "de facto management body" within China is considered a "resident enterprise," meaning that it can be treated in a manner similar to a PRC enterprise for enterprise income tax purposes, although the dividends paid to one resident enterprise from another may be qualified as "tax-exempt income." The implementing rules of the EIT Law define de facto management as "substantial and overall management and control over the production and operations, personnel, accounting, and properties" of the enterprise. A circular issued by the SAT on April 22, 2009 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a "resident enterprise" with its "de facto management body" located within China if all of the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function are mainly in China; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in China; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders' meetings are located or kept in China; and (iv) at least half of the enterprise's directors with voting right or senior management reside in China.

        In addition, the SAT issued a bulletin on August 3, 2011, effective as of September 1, 2011, to provide more guidance on the implementation of the above circular. The bulletin clarified certain matters relating to resident status determination, post-determination administration and competent tax authorities. It also specifies that when provided with a copy of a PRC tax resident determination certificate from a resident PRC-controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the PRC-sourced dividends, interest and royalties to the PRC-controlled offshore incorporated enterprise. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the SAT's general position on how the "de facto management body" test should be applied in determining the tax residency status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals.

        As substantially all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. We believe that none of our offshore holding companies should be treated as a "resident enterprise" for PRC tax purposes. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities, there are uncertainties and risks associated with this issue. If the PRC tax authorities determine that any of our offshore holding companies are "resident enterprises" for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, although under the EIT Law and its implementing rules, dividend income between qualified resident enterprises is a "tax-exempt income," we cannot guarantee that dividends paid to TAL Education Group from our PRC subsidiaries through TAL Holding Limited, or TAL Hong Kong, or dividends paid from our PRC subsidiaries to Yidu Technology Group, which is incorporated in the Cayman Islands, through Yidu Technology Group Limited, which is incorporated in Hong Kong, would qualify as "tax-exempt income" and will not be subject to withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as "resident enterprises" for PRC enterprise income tax purposes. Finally, the "resident enterprise" classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC and enterprise shareholders from transferring our notes, shares or ADSs, if such income is considered PRC-sourced income by the relevant PRC authorities. This could have the effect of increasing our and our shareholders' effective income tax rates and may require us to deduct withholding tax from any dividends we pay to our non-PRC shareholders. In addition to the uncertainties regarding how the "resident enterprise" classification may apply, it is also possible that the rules may change in the future, possibly with retroactive effect.

  Dividends we receive from our operating subsidiaries located in China may be subject to PRC withholding tax.

        Pursuant to the Arrangement between the PRC and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, dividends declared after January 1, 2008 and distributed to our Hong Kong subsidiaries by our PRC subsidiaries are subject to withholding tax at a rate of 5%, provided that our Hong Kong subsidiaries are deemed by the relevant PRC tax authorities to be "non-PRC resident enterprises" under the EIT Law and hold at least 25% of the equity interest of our PRC subsidiaries. The SAT promulgated the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement on October 27, 2009, or SAT Circular 601, which provides guidance for determining whether a resident of a jurisdiction with tax treaties with China is the "beneficial owner" of an item of income under PRC tax treaties and tax arrangements. According to SAT Circular 601, a beneficial owner generally must engage in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. A conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. Although we may use our Hong Kong subsidiaries as a platform to expand our business in the future, our Hong Kong subsidiaries currently do not engage in any substantive business activities and thus it is possible that our Hong Kong subsidiaries may not be regarded as "beneficial owners" for the purposes of SAT Circular 601 and the dividends they receive from our PRC subsidiaries would be subject to withholding tax at a rate of 10%.

  We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

        Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT on December 10, 2009, where a foreign investor transfers the equity interests of a resident enterprise indirectly via disposition of the equity interests of an overseas holding company, or an "indirect transfer," and such overseas holding company is located in a tax jurisdiction that (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor shall report the indirect transfer to the competent tax authority. The PRC tax authority will examine the true nature of the indirect transfer, and if the tax authority considers that the foreign investor has adopted an "abusive arrangement" in order to avoid PRC tax, it may disregard the existence of the overseas holding company and re-characterize the indirect transfer and as a result, gains derived from such indirect transfer may be subject to PRC withholding tax at a rate of up to 10%.

        On February 6, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or SAT Bulletin 7, which terminated the aforementioned articles of SAT Circular 698. Pursuant to SAT Bulletin 7, where a non-resident enterprise indirectly transfers properties such as equity in PRC resident enterprises without any justifiable business purposes and aiming to avoid the payment of enterprise income tax, such indirect transfer must be reclassified as a direct transfer of equity in PRC resident enterprise. To assess whether an indirect transfer of PRC taxable properties has reasonable commercial purposes, all arrangements related to the indirect transfer must be considered comprehensively and factors set forth in SAT Bulletin 7 must be comprehensively analyzed in light of the actual circumstances. SAT Bulletin 7 also provides that, where a non-PRC resident enterprise transfers its equity interests in a resident enterprise to its related parties at a price lower than the fair market value, the competent tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

        There is little practical experience regarding the application of SAT Bulletin 7 because it was newly issued in February 2015. During the effective period of SAT Circular 698, some intermediary holding companies were actually looked through by the PRC tax authorities, and consequently the non-PRC resident investors were deemed to have transferred the PRC subsidiaries and PRC corporate taxes were assessed accordingly. It is possible that we or our non-PRC resident investors may become at risk of being taxed under SAT Bulletin 7 and may be required to expend valuable resources to comply with SAT Bulletin 7 or to establish that we or our non-PRC resident investors should not be taxed under SAT Bulletin 7, which may have an adverse effect on our financial condition and results of operations or such non-PRC resident investors' investment in us.

  We face risks and uncertainties with respect to the licensing requirement for Internet audio-video programs.

        On December 20, 2007, the State Administration of Radio, Film and Television, or SARFT (which was merged with the General Administration of Press and Publication in 2013 to form the State Administration of Press, Publication, Radio, Film and Television, or SAPPRFT), and the Ministry of Information Industry, or MII (which was superseded in 2008 by the Ministry of Industry and Information Technology, or MIIT), issued the Administrative Measures Regarding Internet Audio-Video Program Services, or the Internet Audio-Video Program Measures, which became effective on January 31, 2008. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide Internet audio-video program services without a License for Disseminating Audio-Video Programs through Information Network issued by the SARFT or SAPPRFT (as applicable) or the relevant local branches or completing the relevant registration with the SARFT or SAPPRFT (as applicable) or the relevant local branches, and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transmission to the public through the Internet, of audio-video programs, or the provision of audio-video program uploading and transmission services. On February 3, 2008, the SARFT and the MII jointly held a press conference in response to inquiries related to the Internet Audio-Video Program Measures, during which the SARFT and the MII officials indicated that providers of audio-video program services established prior to the promulgation date of the Internet Audio-Video Program Measures that do not have any regulatory non-compliance records can re-register with the relevant government authorities to continue their current business operations. After the conference, the two authorities published a press release that confirmed the above guidelines. There are still significant uncertainties relating to the interpretation and implementation of the Internet Audio-Video Program Measures, in particular, the scope of Internet Audio-Video Programs.

        Furthermore, on April 1, 2010, the SARFT promulgated the Test Implementation of the Tentative Categories of Internet Audio-Visual Program Services, or the Categories, which clarified the scope of Internet audio-video programs services. According to the Categories, there are four categories of Internet audio-visual program services which are further divided into seventeen sub-categories. The third sub-category to the second category covers the making and editing of certain specialized audio-video programs concerning, among other things, educational content, and broadcasting such content to the general public online.

        We began offering online courses in 2010 www.xueersi.com, and in the fiscal years ended February 28, 2013, 2014 and 2015, revenues derived from audio-video program services offered through

www.xueersi.com that may be subject to the Audio-Video Program Measures were 3.1%, 3.0% and 3.6%, respectively, of our total net revenues. In the course of offering online tutoring services, we transmit our audio-video educational courses and programs through the Internet only to enrolled students, not to the general public. The limited scope of our audience distinguishes us from general online audio-video broadcasting companies, such as companies operating user-generated content websites. In addition, we do not provide audio-video program uploading and transmission services. As a result, we believe that we are not subject to the Internet Audio-Video Program Measures. However, there is no further official or publicly available interpretation of these definitions, especially the scope of Internet audio-video program service. If the government authorities determine that our provision of online tutoring services falls within the Internet Audio-Video Program Measures, we may not be able to obtain the License for Disseminating Audio-Video Programs through Information Network. If this occurs, we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content.

  Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

        Substantially all of our revenues and costs are denominated in RMB. The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in PRC political and economic conditions and PRC foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollar, is based on rates set by the People's Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. After June 2010, the Renminbi began to appreciate against the U.S. dollar again, although there have been some periods when it has depreciated against the U.S. dollar, as it did for example during 2014. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

        To the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our common shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

        To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

  Governmental control of currency conversion may affect the value of your investment.

        The PRC government imposes controls on the convertibility between the Renminbi and foreign currencies and, in certain cases, the remittance of currency out of China. Under our current corporate structure, our income will be primarily derived from a share of the earnings from our PRC subsidiaries. Revenues of our PRC subsidiaries are all denominated in RMB. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency-denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. However, for any PRC company, dividends can be declared and paid only out of the retained earnings of that company under PRC law. Furthermore, approval from the SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies. Specifically, under the existing exchange restrictions, without a prior approval of the SAFE, cash generated from the operations of our subsidiaries in China may be used to pay dividends by our PRC subsidiaries to TAL Education Group through our Hong Kong subsidiaries and pay employees of our PRC subsidiaries who are located outside China in a currency other than the Renminbi. With a prior approval from the SAFE, cash generated from the operations of our PRC subsidiaries and Consolidated Affiliated Entities may be used to pay off debt in a currency other than the RMB owed by our subsidiaries and Consolidated Affiliated Entities to entities outside China, and make other capital expenditures outside China in a currency other than the Renminbi. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

  The audit report included in this annual report is prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

        Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the United States Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditors are not currently inspected by the PCAOB.

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

        The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor's audit procedures or quality control procedures as compared to auditors outside China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

  Employee participants in our share incentive plan who are PRC citizens may be required to register with the SAFE. We also face regulatory uncertainties in China that could restrict our ability to grant restricted shares or share options to our employees who are PRC citizens.

        To implement the Administrative Rule on Foreign Exchange Matters of Individuals promulgated by the People's Bank of China and its related implementing rule provided by the SAFE, on March 28, 2007, the SAFE issued the Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Incentive Plan and Stock Option Plan of An Overseas Listed

Company, or SAFE Circular 78. For any plans adopted by an overseas listed company that are covered by SAFE Circular 78, it requires the employee participants who are PRC citizens to register, through a PRC agent or PRC subsidiary of the overseas listed company, with the SAFE or its local branch. In addition, SAFE Circular 78 also requires the employee participants who are PRC citizens to follow a series of requirements, including applications for foreign exchange purchase quotas, opening of special bank accounts and filings with the SAFE or its local branch before they exercise their stock options. On January 7, 2008, the SAFE issued Notice on Relinquishing Power of Approving the First-time Application of Foreign Exchange Purchase Quotas, Opening of Special Bank Accounts. According to this notice, the local SAFE branches at provincial level have the authority to approve certain foreign exchange transactions in connection with equity compensation plans or incentive plans.

        Pursuant to the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in a Stock Incentive Plan of an Overseas Publicly-Listed Company issued by the SAFE on February 15, 2012, or SAFE Circular 7, which terminated both SAFE Circular 78 and the Notice on Relinquishing Power of Approving the First-time Application of Foreign Exchange Purchase Quotas, Opening of Special Bank Accounts issued by the SAFE on January 7, 2008, a qualified PRC agent (which could be the PRC subsidiary of the overseas-listed company) is required to file, on behalf of "domestic individuals" (both PRC residents and non-PRC residents who reside in China for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) who are granted shares or share options by the overseas-listed company according to its stock incentive plan, an application with the SAFE to conduct the SAFE registration with respect to such stock incentive plan, and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the stock purchase or stock option exercise. Such PRC individuals' foreign exchange income received from the sale of stocks and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in the PRC opened and managed by the PRC domestic agent before distribution to such individuals. In addition, such domestic individuals must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options and their purchase and sale of stock. The PRC domestic agent also needs to update registration with the SAFE within three months after the overseas-listed company materially changes its stock incentive plan or make any new stock incentive plans.

        Prior to the issuance of SAFE Circular 7, we received approval from the SAFE's Beijing branch in January 2012 in regards to applications we had submitted on behalf of certain of our employees who hold a significant number of restricted shares. Upon the issuance of SAFE Circular 7, we renewed our registration on behalf of these employees in accordance with SAFE Circular 7 as SAFE Circular 78 ceased to be applicable for such registration. From time to time, we need to apply for or to update our registration with the SAFE or its local branches on behalf of our employees who are granted options or registered shares under our share incentive plan or material changes in our current share incentive plan. However, we may not always be able to make applications or update our registration on behalf of our employees who hold our restricted shares in compliance with SAFE Circular 7, nor can we ensure you that such applications or update of registration will be successful. If we or the participants of our share incentive plan who are PRC citizens fail to comply with SAFE Circular 7, we and/or such participants of our share incentive plan may be subject to fines and legal sanctions, there may be additional restrictions on the ability of such participants to exercise their stock options or remit proceeds gained from sale of their stock into China, and we may be prevented from further granting restricted shares or from granting options under our share incentive plan to our employees who are PRC citizens. Such events could adversely affect our business operations.

  If additional remedial measures are imposed on the "big four" PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging such firms' failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

        Starting in 2011 the PRC affiliates of the "big four" accounting firms (including our independent registered public accounting firm) were affected by a conflict between U.S. and PRC law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the PRC firms access to their audit work papers and related documents. The firms were, however, advised and directed that under PRC law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

        In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the PRC-based accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC's internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the SEC. On February 6, 2015, before SEC's review had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains the authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm's performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

        In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in China, which could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding PRC-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

        If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to delisting of our ordinary shares from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our ADSs

  The market price for our ADSs may be volatile.

        The market price for our ADSs has fluctuated significantly since we first listed our ADSs. Since our ADSs became listed on the New York Stock Exchange on October 20, 2010, the closing prices of our ADSs have ranged from $7.3 to $38.25 per ADS, and the last reported trading price on May 27, 2015 was $36.49 per ADS.

        The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors such as:

  •
  actual or anticipated fluctuations in our operating results,

  •
  changes in financial estimates by securities research analysts,

  •
  changes in the economic performance or market valuation of other education companies,

  •
  announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments,

  •
  addition or departure of our executive officers and key personnel,

  •
  detrimental negative publicity about us, our competitors or our industry,

  •
  intellectual property litigation, and

  •
  general economic, regulatory or political conditions in China and the United States.

        In addition, the stock market in general, and the market prices for companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some PRC-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these PRC-based companies' securities after their offerings may affect the attitudes of investors toward PRC-based companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other PRC-based companies may also negatively affect the attitudes of investors towards PRC-based companies in general, including us, regardless of whether we have conducted any inappropriate activities. Further, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets. These broad market and industry fluctuations may adversely affect operating performance. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, some of whom have been granted restricted shares under our share incentive plan.

        Moreover, we expect that the trading price of our convertible senior notes will be significantly affected by the market price of our ADSs. On the other hand, the price of the ADSs could also be affected by possible sales of the ADSs by investors who view our convertible senior notes as a more attractive means of equity participation in us and by hedging or arbitrage trading activity that we expect to develop involving the ADSs. This trading activity could, in turn, affect the trading prices of our convertible senior notes.

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

        Upon any transfer of Class B common shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B common shares shall be automatically and immediately converted into the equal number of Class A common shares. In addition, if at any time, any of the persons who held Class B common shares immediately before our initial public offering and their affiliates collectively own less than 5% of the total number of the issued and outstanding Class B common shares, each issued and outstanding Class B common share owned by such Class B holder shall be automatically and immediately converted into one share of Class A common share, and no Class B common shares shall be issued by us thereafter. Due to the disparate voting powers attached to these two classes, As of May 8, 2015, holders of our Class B common shares (excluding any Class A common shares such holder may hold in the form of ADSs) collectively hold approximately 89.0% the voting power of our outstanding shares and have considerable influence over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A common shares and ADSs may view as beneficial.

  Our corporate actions are substantially controlled by our officers, directors and their affiliated entities.

        As of May 8, 2015, our executive officers, directors and their affiliated entities beneficially own approximately 44.8% of our total outstanding shares, representing 89.0% of our total voting power. These shareholders, if they acted together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions and they may not act in the best interests of other minority shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

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

        Sales of our ADSs in the public market and after the convertible senior notes offering, or the perception that these sales could occur, may cause the market price of our ADSs to decline and could materially impair our ability to raise capital through equity offerings in the future. We have Class A and Class B common shares outstanding, including Class A common shares represented by ADSs. All of our ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. Class A common shares not represented by ADS, such as grants of restricted Class A common shares which have vested, and Class B common shares are available for sale subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. To the extent shares are sold into the market, the market price of our ADSs could decline.

        A number of the ADSs are reserved for issuance upon conversion of our convertible senior notes. The conversion of some or all of the convertible senior notes will dilute the ownership interests of existing shareholders and holders of the ADSs. The issuance and sale of a substantial number of ADSs, or the perception that such issuances and sales may occur, could adversely affect the trading price of our convertible senior notes and the market price of the ADSs and impair our ability to raise capital through the sale of additional equity securities.

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

  Our articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders' opportunity to sell their shares, including Class A common shares represented by our ADSs, at a premium.

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

        Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying Class A common shares in accordance with the provisions of the deposit agreement. Under our memorandum and articles of association, the minimum notice period required to convene a general meeting is ten days. When a general meeting is convened, you may not receive sufficient notice of a shareholders' meeting to permit you to withdraw your common shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders' meeting.

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

  Conversion of our convertible notes may dilute the ownership interest of existing shareholders.

        The conversion of some or all of our convertible notes may dilute the ownership interests of existing shareholders. Any sales in the public market of the ordinary shares issuable upon such conversion could adversely affect prevailing market prices of our ordinary shares. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the market price of our ordinary shares.

  Provisions of our convertible notes could discourage an acquisition of us by a third party.

        In May 2014, we issued $200 million in aggregate principal amount of 2.50% convertible senior notes due 2019. Additionally, we granted to the initial purchasers of the notes a 30-day option to purchase up to an additional $30 million in principal amount of notes. Upon the exercise of such option by certain initial purchasers, we issued an aggregate of $230 in aggregate principal amount of the notes. Certain provisions of our convertible notes could make it more difficult or more expensive for a third party to acquire us. For instance, holders of the notes will have the right to require us to repurchase for cash all or part of their notes upon the occurrence of certain fundamental changes at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. The indentures for these convertible notes define a "fundamental change" to include, among other things: (1) any recapitalization, reclassification or change of our Class A common shares or the ADSs as a result of which these securities would be converted into, or exchanged for, shares, other securities, other property or assets; (2) any share exchange, consolidation or merger involving our company as a result of which holders of our call classes of common equity do not own 50% of all classes of common equity of the surviving corporation; (3) sale, lease or other transfer of all or substantially all of our assets to a third party; (4) the adoption of any plan relating to the dissolution or liquidation of our company; or (4) our ADSs ceasing to be listed on a major U.S. national securities exchange.

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

        We are a Cayman Islands company and substantially all of our assets are located outside the United States. All of our current operations are conducted in China. In addition, most of our directors and officers are nationals and residents of China. As a result, it may be difficult for you to effect service of process within the United States or elsewhere outside China upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside the United States. In addition, there is uncertainty as to whether the courts of the Cayman

Islands or China would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state and it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or China against us or such persons predicated upon the securities laws of the United States or any state. In addition, since we are incorporated under the laws of the Cayman Islands and our corporate affairs are governed by the laws of the Cayman Islands, it is difficult for you to bring an action against us based upon PRC laws in the event that you believe that your rights as a shareholder have been infringed.

  We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or common shares.

        Under U.S. federal income tax law, we will be classified as a PFIC for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income (the "asset test"). Although the law in this regard is unclear, we treat our VIEs and their respective subsidiaries as being owned by us for U.S. federal income tax purposes, not only because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their operating results in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIEs and their respective subsidiaries for U.S. federal income tax purposes, we would likely be treated as a PFIC for our current and any subsequent taxable year.

        While we do not anticipate becoming a PFIC for the current taxable year or the foreseeable future, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

        If we were to be or become classified as a PFIC, a U.S. Holder (as defined in "Item 10.E.—Additional Information—Taxation—U.S. Federal Income Tax Considerations—General") may be subject to reporting requirements and may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or common shares and on the receipt of distributions on the ADSs or common shares to the extent such gain or distribution is treated as an "excess distribution" under the U.S. federal income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our ADSs or common shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ADSs or common shares. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of holding and disposing of ADSs or common shares if we are or become classified as a PFIC. For more information see "Item 10.E.—Additional Information—Taxation—U.S. Federal Income Tax Considerations—PFIC Considerations" and "Item 10.E.—Additional Information—Taxation—U.S. Federal Income Tax Considerations—PFIC Rules."

Item 4.    Information on the Company

A.    History and Development of the Company

        We started our operation in 2005 with the establishment of Xueersi Education, a domestic company in China. We then incorporated TAL Education Group to become our offshore holding company under the laws of the Cayman Islands on January 10, 2008, in order to facilitate foreign investment in our company. TAL Education Group established TAL Holdings Limited in Hong Kong in March 2008 as our intermediary holding company, which subsequently established six wholly owned subsidiaries in China: TAL Education Technology (Beijing) Co., Ltd. in May 2008, Huanqiu Zhikang in September 2009, Yidu Huida in November 2009, TAL Electronic Technology (Shanghai) Co., Ltd. in May 2012 (subsequently dissolved in February 2014), Beijing Xintang Sichuang in August 2012, and Zhixuesi Beijing in October 2012. In February 2012, we acquired Yidu Technology Group, a company incorporated in the Cayman Islands, which then established a wholly owned subsidiary, Yidu Technology Group Limited, in Hong Kong in April 2012. In November 2012, Yidu Technology Group Limited established a wholly owned subsidiary, Yidu Xuedi Network Technology (Beijing) Co., Ltd.

        In August 2013, we changed the name of TAL Education Technology (Beijing) Co., Ltd. to Beijing Century TAL Education Technology Co., Ltd.. In addition, we changed our umbrella brand from "Xueersi" to "Haoweilai". However, we still use "Xueersi Peiyou" as the primary brand for our small classes and "Mobby" as our brand for tutoring services for young learners aged two through eight.

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

        We have also made investments in other businesses that complement our existing business. In January 2014, we made a minority equity investment of $23.5 million in BabyTree Inc., an operator of a leading online resource and community platform for prospective and new parents. In October 2014, we made a minority equity investment of $18.0 million in Minerva, a new provider of undergraduate education in the United States. In October 2014, we made a minority equity investment of $15 million in Guokr, a mobile and web-based community for science and technology education in China.

        For information on our capital expenditures, see "Item 5.B.—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures."

        In October 2010, we completed an initial public offering of 13,800,000 ADSs. On October 20, 2010, we listed our ADSs on the New York Stock Exchange under the symbol "XRS."

        In May 2014, we issued $200 million in aggregate principal amount of 2.50% convertible senior notes due 2019. Additionally, we granted to the initial purchasers of the notes a 30-day option to purchase up to an additional $30 million in principal amount of notes. Upon the exercise of such option by certain initial purchasers, we issued an aggregate of $230 in aggregate principal amount of the notes. The notes bear interest at a rate of 2.50% per year, payable semiannually in arrears on May 15 and November 15 of each year, beginning on November 15, 2014. The notes will mature on May 15, 2019. Holders of the notes will have the right to require us to repurchase for cash all or part of their notes on May 15, 2017 or upon the occurrence of certain fundamental changes at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. The notes are convertible into ADSs, at the option of the holders, in integral multiples of $1,000 principal amount at any time prior to the close of business on the second trading day immediately preceding the maturity date. Our principal executive offices are located at 12/F, Danling SOHO, 6 Danling Street, Haidian District, Beijing 100080, People's Republic of China. Our telephone number at this address is +86 (10) 5292 6692. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. In addition, as of the date of this annual report, we have branch offices in 19 cities in China. Our agent for service of process in the United States in connection with our registration statement on Form F-1 for our initial public offering in October 2010 is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

B.    Business Overview

Overview

        We are a leading K-12 after-school tutoring services provider in China. We offer comprehensive tutoring services to K-12 students covering core academic subjects, including among others, mathematics, physics, chemistry, biology, history, geography, political science, English and Chinese, as well as, through our Mobby tutoring services, young learners tutoring services for students aged two through eight. We have successfully established "Xueersi" as a leading brand in the PRC K-12 private education market closely associated with high teaching quality and academic excellence, as evidenced by our students' academic performance, our ability to recruit students through word-of-mouth referrals and the numerous recognitions and awards we have received.

        We deliver our tutoring services primarily through small classes (including Xueersi Peiyou and Mobby tutoring services), personalized premium services and online course offerings. As of February 28, 2015, our extensive educational network consisted of 289 learning centers and 267 service centers in 19 cities throughout China, with approximately half of these learning centers and service centers located in Beijing and Shanghai, as well as our online courses and online education platform. Our student enrollments increased from approximately 816,110 in the fiscal year ended February 28, 2013 to approximately 1,494,430 in the fiscal year ended February 28, 2015, representing a compound annual growth rate, or CAGR, of 35.3%.

        We complement our organic technological development with strategic initiatives. In January 2014, we made a minority equity investment of $23.5 million in BabyTree Inc., an operator of a leading online resource and community platform for prospective and new parents. This investment is intended to provide us insight into the market for early childhood development and learning and to complement and extend our existing online presence in the K-12 space. This investment will also provide us with more information on the online pre-school space as we continue to expand our offerings in this market. In October 2014, we made a minority equity investment of $18.0 million in in Minerva, a new provider of undergraduate education in the United States. We believe this strategic investment and the long-term relationship we build with Minerva will provide our students with opportunities to experience international and technology-driven learning. In October 2014, we made a minority equity investment of $15 million in Guokr, a mobile and web-based community for science and technology education in China. This investment is intended to complement the expansion and innovation in our core tutoring service offerings and add to our multi-media learning platform, especially the Internet and mobile Internet. This investment will also help us extend our reach to a complementary customer base, mostly college-based technology enthusiasts.

        Our total net revenues increased from $225.9 million in the fiscal year ended February 28, 2013 to $434.0 million in the fiscal year ended February 28, 2015, representing a CAGR of 38.6%. Our net income increased from $33.4 million in the fiscal year ended February 28, 2013 to $67.1 million in the fiscal year ended February 28, 2015, representing a CAGR of 41.7%.

        We operate www.jzb.com (formerly www. eduu.com), a leading online education platform in China. The website serves as a gateway to our online courses, primarily offered through our website

www.xueersi.com, and other websites dedicated to specific topics, including college entrance examinations, high school entrance examinations, graduate school entrance examinations, preschool education, personalized premium services under our "Zhikang" brand, study abroad, mathematics, English, Chinese composition, small-class training under our "Xueersi Peiyou" brand, tutoring services for students aged two through eight under our "Mobby" brand, raising infants and toddlers, etc. We also offer select educational content through mobile applications. We are constantly working to expand our online offerings, with learning materials and services in varying stages of development. Our online platform enables us to continue to roll out and expand our online course offerings. Our online platform is protected by a combination of PRC laws and regulations that protect trademarks, copyrights, domain names, know-how and trade secrets, as well as confidentiality agreements.

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

Our Mission, Vision and Values

        Our mission is to make learning more effective, efficient and fun. We believe learning should be an enjoyable experience for all of our students. Our vision is to integrate the latest technologies into the learning process and to continuously introduce innovative approaches to teaching and tutoring so as to garner the respect of parents and students alike. As an educational institution, we seek to attract the most talented workforce and create the most enjoyable classroom environments so we can best serve our teachers, staff members and students. Lastly, we believe values such as student satisfaction, responsibility, innovation, proactiveness, diligence and cooperation are critical to our success and we strive to promote and adhere to these values. For more information about our mission, vision and values, please visit our Group official website at www.100tal.com/gywm/aboutus.

Our Tutoring Services

        We deliver our tutoring services to our students through small-class settings, personalized premium services and online course offerings.

        In August 2013, we changed the name of TAL Education Technology (Beijing) Co., Ltd. to Beijing Century TAL Education Technology Co., Ltd. In addition, we changed our umbrella brand from "Xueersi" to "Haoweilai". However, we still use "Xueersi Peiyou" as the primary brand for our small classes and "Mobby" as our brand for young learners tutoring services, which are also conducted in small-class formats, for students aged two through eight.

  Xueersi Peiyou and Mobby small classes

        We have been delivering courses in small-class settings since the inception of our company. Xueersi Peiyou small classes, which typically have a maximum of 15 to 35 students per class for different grade levels, remain our main form of service offering in terms of revenue and number of student enrollments. As of February 28, 2015, 198 of our 289 learning centers and 174 of our 267 service centers nationwide offer Xueersi Peiyou small classes. We have a wide range of sessions for different courses. A typical Xueersi Peiyou small-class course consists of ten to 15 sessions during each spring and fall school semester and 15 or seven sessions during each summer and winter break. Currently, each Xueersi Peiyou small-class session typically lasts two to three hours with course fees ranging from RMB40 to RMB75 per hour.

        We keep the size of our classes comparatively small so that students can receive more individual attention from teachers than what they would typically experience in a large class setting and are able to learn in an interactive group environment. We design curricula catering to our students' different educational requirements and needs. Many of our classes for the same subject and grade level are offered at different levels of difficulty to better cater to the different needs of our students. For instance, we offer mathematics tutoring in the forms of basic classes, advanced classes, which are taught at a faster pace than basic classes, intensive classes, which are conducted at an even more accelerated pace, and specialized classes, which cater to the needs of advanced students and focus on specialized training for mathematics competitions. We periodically assess our students' progress, and based on the results of such assessment, reassign students to different classes on an as-needed basis such that each student's situation and needs are taken into consideration.

        In March 2011, we began offering tutoring services to children, aged three to six years old, under our "Mobby" brand, and we have expanded our services to students from two to eight years old. These tutoring services are offered in small-class format of up to 12 children per class and focus primarily on mathematics for young learners. A typical Mobby course consists of 23 or 24 sessions taking place from the spring semester through the summer holiday or the fall semester through the winter holiday, or five to 16 sessions during each school semester or summer or winter break. Currently, each session typically lasts one and a half hours or two hours, with course fees of RMB250 or RMB270 per session. As of February 28, 2015, four of our learning centers offered Mobby tutoring services.

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

  Personalized Premium Services

        We began to offer personalized premium services in September 2007 under our "Zhikang" brand. As of February 28, 2015, our Zhikang network included 87 learning centers and 89 service centers in Beijing, Shanghai, Tianjin, Guangzhou, Shenzhen, Wuhan, Hangzhou, Nanjing, Xi'an and Chengdu. We have a wide range of pricing for our one-on-one courses. Currently, the course fees for our personalized premium services typically range from RMB130 to RMB270 per 40 minutes.

        Our personalized premium services mainly provide customized curricula and course materials and flexible schedules to suit each student's educational focus in a one-on-one student-teacher setting. We provide personalized premium services to cater to the specific requirements of our students, such as addressing weaknesses in particular subjects or topics, providing intensive examination or competition preparation and tailoring the pace of learning to accommodate above- or below-average learning curves.

        Key features of our personalized premium services include:

        Customized tutoring solution.    Each prospective student of our personalized premium services must meet with our educational planner and undergo a diagnostic assessment of the student's strengths, weaknesses and potential. We then design and recommend a customized tutoring solution to the student in consultation with the student's parents with respect to timing, cost and other considerations specific to the students' circumstances. During the entire course of our personalized premium services for a student, we actively monitor the student's progress and adjust the curriculum and learning pace for the student when necessary.

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

        Personalized attention.    We assign each student a coordinator, who routinely communicates with the student and the student's parents to address their questions and concerns and to closely monitor the quality of our services. The coordinator also solicits monthly feedback from students and parents. We also accommodate any request by students or parents to change teachers to the extent practicable.

  Online Courses

        We began to offer online courses in January 2010 through www.xueersi.com. Through www.xueersi.com, we offer online courses on mathematics, English, Chinese, physics, chemistry, biology, and other subjects. Currently, the fees for online course available on www.xueersi.com range from RMB15 to RMB50 per 45 to 60 minutes. We also offer select online courses through other websites.

        Online courses enable us to leverage our proprietary curricula and course materials and high quality teachers to target markets beyond the reach of our physical network. It also enables our students to access our courses through the Internet at times and places most convenient for them.

        On March 26, 2015, we launched our new TPEC flipped classroom offering. This new offering is intended to serve as a major upgrade from the traditional model of online course offerings. Instead of delivering one-way lectures, the flipped classroom model enables our students to participate in more proactive and interactive learnings.

        Key features of our online courses include:

        High quality audio-video lectures.    Our online courses mainly feature high quality audio-video lectures by experienced teachers. They are delivered through a multimedia web interface using streaming media and other technologies. The audio-video lectures are accompanied by high resolution animated slides to create a stimulating learning environment for our students. Compared to traditional online courses, video lectures offered by TPEC flipped classroom are delivered in more expressive and interactive manners, and are intended to provide real-classroom experience.

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

        Examination at various stages of learnings.    In addition to our existing offerings of testing after each lecture and testing after completing certain portion of each course, we will offer an assignment function as part of our TPEC flipped class offering. Through this new function, students can photograph and upload their assignments and receive timely written and audio feedback from teachers.

        Practice through live broadcasting classes.    By offering live broadcasting classes, our teachers can adjust the pace and content of each class according to student performance and reaction. Under this model, students can proactively participate in the class and obtain a more personalized learning experience.

        Communication with parents and students.    We launched a mobile app to enable 24/7 communication between our teachers and students. Through this mobile app, we also provide parents with one-on-one communication service and updates on education information.

        We plan to further develop our online course offerings to extend our market reach and maximize the potential of our services. In particular, we intend to expand our course offerings to include more subjects and grade levels. We have also made a few acquisitions and investments to expand our online business and enhance our online presence. In February 2014, we acquired Kaoyan.com, which is a site designed to improve preparation for entrance examinations for postgraduate degrees. The acquisition was intended, along with our offerings of gaokao.com for college admissions examinations, zhongkao.com for high school admissions examinations, zuowen.com for Chinese writing training, aoshu.com for mathematics training, and yingyu.com for English training, to provide a complete suite of study tools for secondary and post-secondary admissions examinations and mathematics, Chinese and English skills. In January 2014, we made a minority equity investment of $23.5 million in BabyTree Inc., an operator of a leading online resource and community platform for prospective and new parents. This investment is intended to provide us insight into the market for early childhood development and learning and to complement and extend our existing online presence in the K-12 space. This investment will also provide us with more information on the online early childhood development space as we continue to expand our offerings in this market. In October 2014, we made a minority equity investment of $15 million in Guokr, a mobile and web-based community for science and technology education in China. This investment is intended to complement the expansion and innovation in our core tutoring service offerings and add to our multi-media learning platform, especially the Internet and mobile Internet.

  Student Services

        We strive to provide a supportive learning environment to our students through our teachers, class coordinators, call centers and online platform.

        Our teachers keep track of the students' performance and progress and regularly communicate with the students and parents. Moreover, each of our students in the personalized premium services is assigned a class coordinator who is in close contact with the students and parents regarding scheduling and other logistical issues, receives feedback on teaching quality and arranges teacher replacements where necessary.

        We have seven call centers in Beijing, Shanghai, Tianjin, Guangzhou and Shenzhen, the main functions of which include receiving enquiries, accepting registrations to small classes, addressing course-related issues and facilitating communication with existing and prospective students for our center-based offerings and the parents of such students. As of February 28, 2015, we had approximately 230 operators at the call centers. All of our call centers are open during business hours, and our Beijing and Shanghai call centers also remain open until 9 pm and 9:30 pm in the evening, respectively.

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

	Primary School							Middle School			High School
	K	1	2	3	4	5	6	7	8	9	10	11	12
Mathematics	•	•	•	•	•	•	•	•	•	•	•	•	•
English	•	•	•	•	•	•	•	•	•	•	•	•	•
Chinese	•	•	•	•	•	•	•	•	•	•	•	•	•
Physics	—	—	—	—	—	—	•	•	•	•	•	•	•
Chemistry	—	—	—	—	—	—	—	—	•	•	•	•	•
Biology	—	—	—	—	—	—	—	—	—	—	•	•	•
History	—	—	—	—	—	—	—	—	—	—	•	•	•
Political Science	—	—	—	—	—	—	—	—	—	—	•	•	•
Geography	—	—	—	—	—	—	—	—	—	—	•	•	•

 •   Currently offered.

—  Currently not offered.

        The history, political science and geography courses set forth in the table above are offered mainly through personalized premium tutoring services under our "Zhikang" brand. Net revenues related to these courses are not material.

        The curricula for our Mobby tutoring services that we began in March 2011 focuses primarily on mathematics.

  Curriculum and Course Material Development

        Substantially all of our education content for our non-English subject areas is developed in-house. As of February 28, 2015, we had a team of over 150 full-time employees who are responsible for developing, updating and improving our curricula and course materials. In addition, approximately 340 full-time teachers are also engaged in the development of the curriculum and course material in addition to their classroom teaching commitments.

        For the science subjects offered through small classes, our team works closely with experts in different subject fields to keep up with changing academic and examination requirements in the PRC education system and solicits feedback from our teachers based on their classroom experience. The development process of our curricula and course materials typically starts with reviewing and referencing recent teaching materials and teachers' training materials from leading public schools as well as any new examination requirements to analyze the latest market trends and needs. Our development team is able to identify subjects and concepts that are difficult for students and focuses on the most important and difficult concepts and skills in the curricula. To address different educational requirements and needs of our students at each grade level, we have also developed curricula and course materials tailored for classes of different difficulty levels based on that group of students' learning curves as well as their strengths and weaknesses. We evaluate, update and improve course materials based upon usage rate, feedback from teachers, students and parents as well as student performance. Most of our curricula and course materials are developed at our corporate level in Beijing and adopted by other locations with modifications to meet local requirements and demands. We have modularized a portion of our course materials based on specific topics so that centrally developed content can be more easily adopted locally and make our services more scalable, and we are in the process of modularizing other portions of our course materials.

        In addition, we have signed two agreements with McGraw-Hill Education whereby we have cooperated to co-develop and co-brand two sets of English language educational materials for small classes. In 2012, McGraw-Hill Education and our company completed the development of these two sets of materials. In March 2014, we, through our "Lejiale" brand which offers English subject tutoring services, collaborated closely with Cambridge University Press, and together, launched a series of English learning materials called "Hello Learner's English." The Hello Learner's English series of learning materials is tailored specifically for Chinese students, from grades one through six, and introduces new learning patterns for students to advance their English speaking, listening, reading and writing abilities, preparing students to pass the government authorized English examinations or well-recognized English assessment tests, and for their future secondary school or college English entrance examinations.

Our Teachers

        Our teaching staff is critical to maintaining the quality of our services and to promoting our brand and reputation. We have a team of dedicated and highly qualified teachers with a strong passion for education, whom we believe are essential to our success. We are committed to maintaining consistent and high teaching quality across our business. This commitment is reflected in our highly selective teacher hiring process, our emphasis on continued teacher training and rigorous evaluation, competitive performance-based compensation and opportunities for career advancement. We had 2,787, 3,364 and 4,367 full-time teachers and 1,263, 1,282 and 1,158 contract teachers as of February 28, 2013, 2014 and 2015, respectively.

        We recruit teachers from university graduates, including many top-tier universities in China, as well as experienced teachers with a solid track record and strong reputation from other schools. Each of our newly hired full-time teachers is required to undergo certain standard and customized trainings that focus on education content, teaching skills and techniques as well as our corporate culture and values. In addition, our teachers are regularly evaluated for their classroom performance and teaching results. Our teachers' retention, compensation and promotion are to a large extent based on the results of such evaluations. The evaluation process is highly rigorous and, for our small-class business, it is based mainly on four factors: student retention rate, refund rate, class fulfillment rate and student and parent satisfaction rate.

        We offer our teachers competitive and performance-based compensation packages and provide them with prospects of career advancement within the company. Our best teachers may be promoted to become directors of our operations in new geographic markets outside Beijing, invited to participate in our educational content development effort and even considered for senior management positions.

Our Network

        As of February 28, 2015, our extensive network consisted of 289 learning centers and 267 service centers in Beijing, Shanghai, Guangzhou, Shenzhen, Tianjin, Wuhan, Nanjing, Xi'an, Hangzhou, Chengdu, Zhengzhou, Suzhou, Chongqing, Taiyuan, Changsha, Shenyang, Shijiazhuang, Qingdao and Jinan, call centers in Beijing, Shanghai, Tianjin, Guangzhou and Shenzhen, as well as our online platform. Our learning centers are physical locations where classes are conducted. Our service centers offer consultation, course selection, registration and other services, most of which are also provided by our call centers.

        The following table sets forth the number of learning centers and service centers in each of the 19 cities in our physical network as of February 28, 2015.

City	Number of Learning Centers	Number of Service Centers
Beijing	108	103
Shanghai	42	35
Guangzhou	25	23
Shenzhen	16	16
Tianjin	15	14
Wuhan	14	15
Nanjing	14	12
Xi'an	13	13
Hangzhou	11	10
Chengdu	8	6
Zhengzhou	5	5
Suzhou	3	3
Chongqing	3	2
Taiyuan	3	2
Changsha	2	2
Shenyang	2	2
Shijiazhuang	2	2
Qingdao	2	1
Jinan	1	1

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

        We operate www.jzb.com (formerly www.eduu.com), a leading online education platform in China. The website serves as a gateway to our online courses, primarily offered through our website www.xueersi.com, and other websites dedicated to specific topics, including college entrance examinations, high school entrance examinations, graduate school entrance examinations, preschool education, personalized premium services under our "Zhikang" brand, study abroad, mathematics, English, Chinese composition, small-class training under our "Xueersi Peiyou" brand, tutoring services for students aged two through eight under our "Mobby" brand, raising infants and toddlers, etc. We also offer select educational content through mobile applications.

Marketing and Student Recruitment

        We recruit students for our small-class business primarily through word-of-mouth referrals. Our reputation and brand have also greatly facilitated our student recruitment. Moreover, we engage in a range of marketing activities to enhance our brand recognition among prospective students and their parents, generate interest in our service offerings and further stimulate referrals. In the fiscal years ended February 28, 2013, 2014 and 2015, our selling and marketing expenses were $27.7 million,

$35.8 million and $53.9 million, respectively, accounting for 12.2%, 11.4% and 12.4% of our total net revenues, respectively.

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

  Advertisement and Others

        We advertise through leading search engines in China and our cooperative relationships with other education websites targeting students in China. We also have advertising arrangements with national and regional newspapers in China and use other advertising channels such as outdoor advertising campaigns. In addition, we distribute marketing materials such as brochures, posters and flyers to current and prospective students and their parents in our learning centers, service centers and outside public school campuses. We also participate in various education services and products exhibitions and conventions.

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

        We believe that we compete favorably with our competitors on the basis of the above factors. However, some of our competitors may have more resources than we do, and may be able to devote greater resources than we can to expand their business and market shares. See "Item 3.D.—Key

Information—Risk Factors—Risks Related to Our Business—We face significant competition, and if we fail to compete effectively, we may lose our market share and our profitability may be adversely affected."

Intellectual Property

        Our brands, trademarks, service marks, copyrights, patents and other intellectual property rights distinguish and protect our course offerings and services from infringement, and contribute to our competitive advantages in the after-school tutoring service sector in China. Our intellectual property rights include the following:

  •
  93 trademark registrations for our brand and logo in China and Hong Kong;

  •
  domain names;

  •
  copyrights to substantially all of the course contents we developed in house, including all of our online courses;

  •
  copyright registration certificates for 170 software programs developed by us relating to different aspects of our operations; and

  •
  5 patents granted in China relating to interactive and technology-driven teaching and learning in our classes.

        In particular, among the domain names we have registered, several are highly valued and unique online assets as the domain name incorporates the Chinese spelling of the theme of the corresponding website, and is therefore easy to remember. Our domain names include the following:

Website Domain Name	Topic
www.jzb.com (formerly www.eduu.com)	Our main webpage which mainly has links to the websites listed below
www.xueersi.com	Online courses
www.gaokao.com	College entrance examinations
www.zhongkao.com	High school entrance examinations
www.jiajiaoban.com	Personalized premium services
www.aoshu.com	Mathematics for primary and middle schools; specialized training for competition mathematics
www.yingyu.com	English language
www.zuowen.com	Chinese composition
www.youjiao.com	Preschool and kindergarten education
www.liuxue.com	Study abroad
www.speiyou.com	Small-class training under our Xueersi Peiyou brand
www.mobby.cn	Tutoring services for students aged two through eight under our Mobby brand
www.yuer.com	Raising infants and toddlers
www.kaoyan.com	Post-graduate degree entrance examination

        To protect our brand and other intellectual property, we rely on a combination of trademark, copyright, patent, domain names, know-how and trade secret laws as well as confidentiality agreements with our employees, contractors and others. We cannot be certain that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate these rights. See "Item 3.D.—Key Information—Risk Factors—Risks Related to Our Business—If we fail to protect our intellectual property rights, our brand and business may suffer."

Insurance

        We maintain various insurance policies covering all of our leased facilities and all of our office space to safeguard against risks and unexpected events, including accidents that may occur at the place where we conduct our operations. We have purchased limited liability insurance covering all of our learning centers in all cities, with maximum claim amount of RMB0.45 million per person for our students and their parents, and RMB5,000 per person for our contract employees. We do not maintain business disruption insurance, product liability insurance or key-man life insurance. We consider our insurance coverage to be in line with that of other private education providers of a similar size in China.

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

        We operate our business in China under a legal regime consisting of the National People's Congress, which is the country's highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the MoE, the General Administration of Press and Publication, the Ministry of Industry and Information Technology, the SAIC, the Ministry of Civil Affairs and their respective local offices.

Regulations on Private Education

        The principal laws and regulations governing private education in China consist of the Education Law of the PRC, The Law for Promoting Private Education and The Implementation Rules for the Law for Promoting Private Education, and the Regulations on PRC-Foreign Cooperation in Operating Schools. Below is a summary of relevant provisions of these regulations.

  Education Law of the PRC

        On March 18, 1995, the National People's Congress enacted the Education Law of the PRC. The Education Law sets forth provisions relating to the fundamental education systems of China, including a school system of preschool education, primary education, secondary education (including middle and high schools) and higher education, a system of nine-year compulsory education and a system of education certificates. The Education Law stipulates that the government formulates plans for the development of education, and establishes and operates schools and other institutions of education. Under the Education Law, enterprises, social organizations and individuals are in principle encouraged to operate schools and other types of educational organizations in accordance with PRC laws and regulations. Meanwhile, no organization or individual may establish or operate a school or any other institution of education for profit-making purposes. However, private schools may be operated for "reasonable returns," as described in more detail below.

  The Law for Promoting Private Education and the Implementation Rules for the Law for Promoting Private Education

        The Law for Promoting Private Education became effective on September 1, 2003 and was amended on June 29, 2013. The Implementation Rules for the Law for Promoting Private Education became effective on April 1, 2004. Under these regulations, "private schools" are defined as schools established by non-governmental organizations or individuals using non-government funds. In addition, under the regulations, private schools providing certifications, pre-school education, self-study aid and other academic education are subject to approval by the education authorities, while private schools engaging in occupational qualification training and occupational skill training are subject to approval by the authorities in charge of labor and social welfare. A duly approved private school will be granted a private school operating permit, and shall be registered with the Ministry of Civil Affairs or its local branches as a privately run non-enterprise institution. In addition, learning centers of schools must make filings with the MoE or its local branches. Our 37 affiliated schools have all obtained and maintained their respective private school operating permits and have registered with the Ministry of Civil Affairs or its relevant local branch.

        Under the above regulations, private schools have the same status as public schools, though private schools are prohibited from providing military, police, political and other kinds of education that are of a special nature. Government-run schools that provide compulsory education are not permitted to be converted into private schools. In addition, operation of a private school is highly regulated. For example, the types and amounts of fees charged by a private school providing certifications shall be approved by the pricing authority and be publicly disclosed. A private school that does not provide certifications shall file its pricing information with the pricing authority and publicly disclose such information. We do not offer any degree or certification course and thus we shall file our pricing information with the relevant pricing authorities in the school districts where we have operations. We disclose our pricing information for our services provided by our private schools to the public.

        Private education is treated as a public welfare undertaking under the regulations. Nonetheless, investors of a private school may choose to require "reasonable returns" from the annual net balance of the school net of costs, donations received, government subsidies, if any, the reserved development fund and other expenses as required by the regulations. Private schools fall into three categories, including private schools established with donated funds, private schools that require reasonable returns and private schools that do not require reasonable returns.

        The election to establish a private school requiring reasonable returns shall be provided in the articles of association of the school. The percentage of the school's annual net income that can be distributed as reasonable return shall be determined by the school's board of directors, taking into consideration the following factors: (i) school fee types and collection criteria, (ii) the ratio of the school's expenses in connection with educational activities and improvement of educational conditions to the total fees collected; and (iii) the admission standards and educational quality. The relevant information relating to the above factors shall be publicly disclosed before the school's board may determine the percentage of the school's annual net income to be distributed as reasonable returns. Such information and the decision to distribute reasonable returns shall also be filed with the relevant government authorities within 15 days of the board decision. However, none of the current PRC laws and regulations provides any specific formula or guideline for determining "reasonable returns." In addition, none of the current PRC laws and regulations sets forth clear requirements or restrictions on a private school's ability to operate its education business as a school that requires reasonable returns or as a school that does not require reasonable returns.

        At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of school facilities or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equal to no less than 25% of the annual increase in the net assets of the school, if any. Private schools that do not require reasonable returns shall be entitled to the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be formulated by the finance authority, taxation authority and other authorities under the State Council. To date, however, no regulations have been promulgated by the relevant authorities in this regard. As of the date of this annual report, among our 37 affiliated schools, 14 have elected not to require reasonable returns and the remaining 23 have elected to require reasonable returns. Because no preferential tax policies have been promulgated by the relevant authorities, none of our 37 affiliated schools enjoys any preferential tax treatments pursuant to the requirements of local governmental authorities. All of them have allocated certain amounts to their development funds in compliance with the aforesaid provisions.

  Sponsorship of Private Schools

        Under the Law for Promoting Private Education and the Implementation Rules for Promoting Private Education, entities and individuals that establish private schools are referred to as "sponsors." As of the date of this annual report, Xueersi Education and Xueersi Network or their subsidiaries were the sponsors of our 37 schools.

        The "sponsorship interest" that a sponsor holds in a private school is, for all practical purposes, substantially equivalent under PRC law and practice to the "equity interest" a shareholder holds in a company. Pursuant to the Implementation Rules for Promoting Private Education, a sponsor of a private school has the obligation to make capital contributions to the school in a timely manner. The contributed capital can be in the form of tangible or non-tangible assets such as materials in kind, land use rights or intellectual property rights. Pursuant to the Law for Promoting Private Education, the capital contributed by the sponsor becomes assets of the school and the school has independent legal person status. In addition, pursuant to the Law for Promoting Private Education and the Implementation Rules for Promoting Private Education, the sponsor of a private school has the right to exercise ultimate control over the school by becoming the member of and controlling the composition of the school's decision making body. Specifically, the sponsor has control over the private school's constitutional documents and has the right to elect and replace the private school's decision making bodies, such as the school's board of directors, and therefore controls the private school's business and affairs.

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

        We are not aware of any PRC law which provides that upon liquidation of a private school, the sponsor is legally restricted to receive only its invested capital and is not allowed to receive other returns. According to our PRC counsel, there is no national law that addresses this subject one way or the other. In the absence of a national law providing for the sponsor's rights upon liquidation of a private school, provincial regulations and interpretations are ambiguous and inconsistent on this subject. There are local regulations or interpretations that specifically provide that sponsors are entitled to private schools' residual assets pro rata based on their respective capital contribution. Nevertheless, there are also local regulations that are less clear in this regard.

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

  Regulations on PRC-Foreign Cooperation in Operating Schools

        PRC-foreign cooperation in operating schools or training courses is specifically governed by the Regulations on PRC-Foreign Cooperation in Operating Schools, promulgated by the State Council in 2003 in accordance with the Education Law, the Occupational Education Law and the Law for Promoting Private Education, and the Implementing Rules for the Regulations on PRC-Foreign Cooperation in Operating Schools, or the Implementing Rules, which were issued by the MoE in 2004.

        The Regulations on PRC-Foreign Cooperation in Operating Schools and its Implementing Rules encourage substantive cooperation between overseas educational organizations with relevant qualifications and experience in providing high-quality education and PRC educational organizations to jointly operate various types of schools in China. Cooperation in the areas of higher education and occupational education is especially encouraged. PRC-foreign cooperative schools are not permitted, however, to engage in compulsory education or military, police, political and other kinds of education that are of a special nature in China.

        Permits for schools jointly operated by PRC and foreign entities shall be obtained from the relevant education authorities or the authorities that regulate labor and social welfare in China. We are not required to apply for such permits as all of our schools are operated by Xueersi Education, Xueersi Network or their respective subsidiaries, which are PRC entities.

  Outline of PRC National Plan for Medium- and Long-Term Education Reform and Development (2010-2020)

        On July 29, 2010, the PRC central government promulgated the Outline of PRC National Plan for Medium- and Long-Term Education Reform and Development (2010-2020), which for the first time announced the policy that the government will implement a reform to divide private education entities into two categories: (1) for-profit private education entities and (2) not-for-profit private education entities. On October 24, 2010, the General Office of the State Council issued the Notices on the National Education System Innovation Pilot. Under this notice, the PRC government plans to implement a for-profit and non-profit classified management system for the private schools in Shanghai, Zhejiang, Shenzhen and Jilin Huaqiao Foreign Language School. However, the above outline and the innovation pilot is still new and no additional national law or regulation has been promulgated to implement them and, except in Shanghai, no other local government of the pilot areas has promulgated relevant regulations on differentiated management of the private schools. Shanghai promulgated the Interim Measures for the Registration of Operational Private Training Institutions, which requires for-profit private training institutions to register with local administration of industry and commerce bureau and will remain effective until August 8, 2015. If, upon the implementation of the above reform, our schools choose to be for-profit private education entities, they may be subject to all the taxes that are applicable to enterprises as if they were enterprises; if our schools choose to be not-for-profit private education entities, our contractual arrangements with our VIEs and their respective schools and subsidiaries may be subject to more stringent scrutiny and the education authorities may not allow our schools to pay us services fees under the contractual arrangements as they currently do. As a result, the implementation of this reform may adversely affect our results of operations.

        On January 1, 2015, the State Council passed a package of revised draft amendments on education including Compulsory Education Law, Higher Education Law and the Law on the Promotion of Privately-run Schools, and decided to submit the package to the Standing Committee of the National People's Congress for deliberation. Under the draft amendments, for-profit private education schools are encouraged. If we are required to, or choose to, change our schools into for-profit private education entities, we may have to adjust our business structure in accordance with the relevant amended regulations.

        On June 18, 2012, the MoE issued the Implementation Opinions of the MoE on Encouraging and Guiding the Entry of Private Capital in the Fields of Education and Promoting the Healthy Development of Private Education to encourage private investment and foreign investment in the field of education. According to these opinions, the proportion of foreign capital in a PRC-foreign education institute shall be less than 50%. These opinions currently do not apply to our schools because we currently do not have PRC-foreign education institutes.

Regulations on Online and Distance Education

        Pursuant to the Administrative Regulations on Educational Websites and Online and Distance Education Schools issued by the MoE in 2000, educational websites and online education schools may provide education services in relation to higher education, secondary education, primary education, preschool education, education for teachers, occupational education, adult education, other education and public educational information services. "Educational websites" refer to organizations providing education or education-related information services to website visitors by means of a database or online education platform connected via the Internet or an educational television station through an Internet service provider, or ISP. "Online education schools" refer to education websites providing academic education services or training services that issue education certificates.

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

        However, according to the Administrative License Law promulgated by the Standing Committee of the National People's Congress, or NPC, on August 27, 2003, which became effective on July 1, 2004, only laws promulgated by NPC and regulations and decisions promulgated by the State Council may eliminate the requirement for any administrative license. Furthermore, according to a regulation promulgated by the State Council on June 29, 2004, and later amended on January 29, 2009, operators of "online education schools" must obtain approval from the government, while no approval is required to operate "educational websites." Xueersi Education and Xueersi Network, our VIEs engaging in online education-related services, are not required to obtain a license to operate "online education schools" as they do not offer government accredited degrees or certifications through their tutoring services. As a result and in accordance with the laws and regulations promulgated by NPC and the State Council, they are not required to obtain approval to operate "educational websites" from the MoE. On January 1, 2014, the State Council promulgated the Decision to Cancel or to Delegate another Batch of Administrative Approval Items to Lower Level, in which the administrative license for "online education schools" was cancelled.

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

        Subsequent to the implementation of the Publication Regulations, the General Administration of Press and Publication issued the Administrative Regulations on Publications Market, which became effective on September 1, 2003 and which was amended on June 16, 2004. According to the Administrative Regulations on Publications Market, any organization or individual engaged in general distribution, wholesale or retail distribution of publications shall obtain a Permit for Operating Publications Business. Distribution of publications in China is regulated on different administrative levels. An entity engaged in general distribution of publications shall obtain such permit from the General Administration of Press and Publication and may conduct general distribution of the publications in China. An entity engaged in wholesaling of publications shall obtain such permit from the provincial office of the General Administration of Press and Publication and may not engage in general distribution in China. An entity engaged in retail distribution of publications shall obtain such permit from the local office of the Administration of Press and Publication and may not conduct general distribution or wholesaling of publications in China.

        In addition, pursuant to the Administrative Regulations on Publishing Audio-Video Products promulgated by the State Council on December 25, 2001, which became effective as of February 1, 2002, any entity engaged in the wholesale or retail distribution of audio-video products shall secure a Permit for Publishing Audio-Video Products from the relevant culture authorities.

        During the term of the above-mentioned permits, the General Administration of Press and Publication or its local branches or other competent authorities may conduct annual or spot examinations or inspections to ascertain their compliance with applicable regulations and may require changes in or renewal of such permits.

        The Administrative Regulations on Publishing Audio-Video Products was later amended on March 19, 2011, pursuant to which the Permit for Operating Audio-Video Products is replaced by the Permit for Operating Publications Business. In addition, the General Administration of Press and Publication and the MoC jointly issued the Administrative Regulations on Publication Market, which became effective on March 25, 2011, and was subsequently amended on July 13, 2013 and December 7, 2013, or the New Administrative Regulations on Publication Market. According to the New Administrative Regulations on Publication Market, the distribution of publications is still subject to the same license system provided in the Administrative Regulations on Publication Market, except that the scope of publications is widened to include audio and video products. Upon the effectiveness of the New Administrative Regulations on Publication Market, the Administrative Regulations on Publication Market ceased to be effective, and entities or individuals engaging in distribution of publications, including audio-video products, shall only need to hold a Permit for Operating Publications Business, while a Permit for Publishing Audio-Video Products shall no longer be needed.

        Xueersi Education and Xueersi Network, our VIEs engaging in retailing teaching materials and audio-video products to our students, have obtained the Permit for Operating Publications Business for retail services. If our VIEs engaged in the retail distribution of teaching materials and audio-video products are not able to pass the subsequent inspection or examination, they may not be able to maintain such permits or licenses necessary for their business.

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

Regulations on Internet Information Services

        The Internet Information Measures require that commercial Internet content providers, or ICP providers, obtain a license for Internet information services, or ICP license, from the appropriate telecommunications authorities in order to offer any commercial Internet information services in China. ICP providers shall display their ICP license number in a conspicuous location on their home page. In addition, the Internet Information Measures also provide that ICP providers that operate in sensitive and strategic sectors, including news, publishing, education, health care, medicine and medical devices, must obtain additional approvals from the relevant authorities regulating those sectors as well.

        In July 2006, the MII posted a notice on its website entitled "Notice on Strengthening Management of Foreign Investment in Operating Value-Added Telecom Services." The notice prohibits PRC Internet content providers from leasing, transferring or selling their ICP licenses or providing facilities or other resources to any illegal foreign investors. The notice states that PRC Internet content providers should directly own the trademarks and domain names for websites operated by them, as well as servers and other infrastructure used to support these websites. The notice also states that PRC Internet content providers have until November 1, 2006 to evaluate their compliance with the notice and correct any non-compliance. A PRC Internet content provider's failure to do so by November 1, 2006 may result in revocation of its ICP license.

        Xueersi Education and Xueersi Network, which engage in providing substantially all of the Internet information services and providing online bulletin board services in China, respectively, have each obtained an ICP license from, and will duly amend registrations with, the Beijing branch of the MII.

Regulations on Broadcasting Audio-Video Programs through the Internet or Other Information Network

        The SARFT promulgated the Rules for Administration of Broadcasting of Audio-Video Programs through the Internet and Other Information Networks, or the Broadcasting Rules, in 2004, which became effective on October 11, 2004. The Broadcasting Rules apply to the activities of broadcasting, integration, transmission, downloading of audio-video programs with computers, televisions or mobile phones as main terminals and through various types of information networks. Pursuant to the Broadcasting Rules, a Permit for Broadcasting Audio-Video Programs via Information Network is required for engaging in Internet broadcasting activities. On April 13, 2005, the State Council announced a policy on private investments in businesses in China that relate to cultural matters, which prohibits private investments in businesses relating to the dissemination of audio-video programs through information networks.

        On December 20, 2007, the SARFT and the MII issued the Internet Audio-Video Program Measures, which became effective on January 31, 2008. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide Internet audio-video program services without a License for Disseminating Audio-Video Programs through Information Network issued by the SARFT or SAPPRFT (as applicable) or the relevant local branches or completing the relevant registration with the SARFT or SAPPRFT (as applicable) or the relevant local branches and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transmission to the public through the Internet, of audio-video programs, and the provision of audio-video program uploading and transmission services. There are significant uncertainties relating to the interpretation and implementation of the Internet Audio-Video Program Measures, in particular, the scope of "Internet Audio-Video Programs." However, on April 1, 2010, the SARFT promulgated the Tentative Categories of Internet Audio-Visual Program Service, or the Categories, which clarified the scope of Internet Audio-Video Programs. According to the Categories, there are four categories of Internet audio-visual program service which in turn are divided into seventeen sub-categories. The third sub-category of the second category covers the making and broadcasting of certain specialized audio-visual programs concerning art, culture, technology, entertainment, finance, sports, and education.

        In the fiscal year ended February 28, 2015, 3.6% of our total net revenues were derived from audio-video program services offered through www.xueersi.com that may be subject to the Audio-Video Program Measures. In the course of offering online tutoring services through www.xueersi.com, we transmit our audio-video educational courses and programs through the Internet only to enrolled course participants, not to the general public. The limited scope of our audience distinguishes us from general online audio-video broadcasting companies, such as companies operating user-generated content websites. In addition, we do not provide audio-video program uploading and transmission services. As a result, we believe that we are not subject to the Internet Audio-Video Program Measures. However, there is no further official or publicly available interpretation of these definitions, especially the scope of "Internet audio-video program service." If the governmental authorities determine that our provision of online tutoring services falls within the Internet Audio-Video Program Measures, we may not be able to obtain the License for Disseminating Audio-Video Programs through Information Network. If this occurs, we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content.

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

        Pursuant to the SARFT Circular on the Implementation of Licensing System for the Distribution of Domestically Produced TV Animation Movies which was issued on January 7, 2005 and became effective as of January 20, 2005, a licensing system was introduced since January 20, 2005 for the distribution of domestically produced TV animation movies. The Permit for Public Projection of Film or the Permit for Distribution of Domestically Produced TV Animation Movies must be obtained for broadcasting any domestically produced TV animation movie from the SARFT, before a TV animation movie could be broadcasted through television channels.

        Xueersi Education and Xueersi Network, which carry out producing TV animation movies, have each obtained the License for the Production and Operation of Radio and Television Program from the Beijing branch of the SARFT, and we have obtained the Permit for Distribution of Domestically Produced TV Animation Movies for our TV animation movie Mobby's Legend. Currently we also display a series video program called Lihuadan on a video sharing website. We have not yet obtained the required license for Lihuadan because the program is currently under content adjustment.

Regulations on Protection of the Right of Dissemination through Information Networks

        On May 18, 2006, the State Council promulgated the Regulations on Protection of the Right of Dissemination through Information Networks, which became effective on July 1, 2006 and was revised in January 2013. These regulations require that every organization or individual who disseminates a third party's work, performance, audio or visual recording products to the public through information networks shall obtain permission from, and pay compensation to, the legitimate copyright owner of such products, unless otherwise provided under relevant laws and regulations. The legitimate copyright owner may take technical measures to protect his or her copyright and any organization or individual shall not intentionally jeopardize, destroy or otherwise assist others in jeopardizing such protective measures unless otherwise permitted under law. The regulations also provide that permission from and compensation to the copyright owner is not required in the case of limited dissemination to teaching or research staff for the purpose of school instruction or scientific research only.

        Xueersi Education, Xueersi Network and Haidian School are the major operators of our website engaged in the dissemination of educational content through the Internet in China. We have established policies related to intellectual property rights protection in accordance with applicable PRC laws and regulations.

Regulations on Consulting Services for Overseas Studies

        With respect to intermediate and consulting business activities relating to self-funded overseas studies, the MoE and the SAIC jointly issued the Administrative Regulations on the Intermediate Services for Self-funded Overseas Studies in August 1998 and its Implementing Rules in August 1999, which require that any intermediate service organization engaged in such services shall satisfy certain requirements set up therein, including having employees with experience in educational services, having established stable and cooperative relations with an overseas educational institution, and having sufficient funds to protect the rights and interests of customers. The intermediate service organizations which satisfy such requirements may apply with the MoE for the Recognition on the Intermediate Service Organization for Self-funded Overseas Studies. Organizations or individuals without such Recognition from the MoE are not allowed to engage in any intermediate and consulting business activities relating to self-funded overseas studies.

        Beijing Dongfangrenli has obtained the Recognition on the Intermediate Service Organization for Self-funded Overseas Studies from the MoE.

Guidelines for Overseas Study Tour participated by the Primary and Middle School Students (Trial)

        In July 2014, the MoE promulgated the Guidelines for Overseas Study Tour participated by the Primary and Middle School Students (Trial). Under the guidelines, overseas study tours participated in by primary and middle school students means, by adapting to the characteristics and educational needs of the primary and middle school students, programs that organize such students to travel overseas in the manner of group travel and group accommodation, either during the academic semesters or vacations, to learn foreign languages and other short-term curriculum, perform art shows, compete in contests, visit schools, attend summer/winter school programs, or take part in other similar activities. During these tours, the proportion of study, in terms of both content and duration, must be no less than half of all activities on these tours. The organizer must choose legitimate and qualified institutions to cooperate with, stress the importance of education on safety, and appoint a guiding teacher for each group. The organizer must apply the rules of cost accounting, notify the students and their guardians of the composition of the fees and expenses, and enter into agreements as required by law. Schools and school personnel must not seek any economic benefit from organizing its own students to attend an overseas study tour.

Regulations on Intellectual Property Rights Protection

        China has adopted legislation governing intellectual property rights, including copyrights and trademarks. China is a signatory to major international conventions on intellectual property rights and is subject to the Agreement on Trade Related Aspects of Intellectual Property Rights as a result of its accession to the World Trade Organization in December 2001.

        Copyright.    The National People's Congress amended the Copyright Law in 2001 and 2010 to widen the scope of works and rights that are eligible for copyright protection. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center.

        To address copyright infringement related to content posted or transmitted over the Internet, the National Copyright Administration and the MII jointly promulgated the Administrative Measures for Copyright Protection Related to the Internet on April 30, 2005. These measures became effective on May 30, 2005.

        Trademark.    The PRC Trademark Law, adopted in 1982 and revised in 2001 and 2013 (the 2013 revised version has been promulgated August 30, 2013 and became effective on May 1, 2014), protects the proprietary rights to registered trademarks. The Trademark Office under the SAIC handles trademark registrations and may grant a term of ten years for registered trademarks, which may be extended for another ten years upon request. Trademark license agreements must be filed with the Trademark Office for record. In addition, if a registered trademark is recognized as a well-known trademark, the protection of the proprietary right of the trademark holder may reach beyond the specific sector of the relevant products or services. We have registered 91 trademarks with the Trademark Office. We have filed applications for registration of 156 other trademarks and logos with the Trademark Office. We are in the process of registering additional marks and logos.

        Patent.    The PRC Patent Law was adopted in 1984, and most recently amended in 2008. Under the PRC Patent Law, a patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Council is responsible for receiving, examining and approving patent applications. An invention patent is valid for 20 years, and a utility model or design patent is valid for 10 years, starting from the application date. A third-party user must obtain consent or a proper license from the patent owner to use the patent except for certain specific circumstances provided by law.

        Domain names.    Internet domain name registration and related matters are primarily regulated by (i) the Implementing Rules on Registration of Domain Names, which was issued by China Internet Network Information Centre on September 25, 2002 and was amended on June 5, 2009 and May 28, 2012 (the 2012 amended version became effective on May 29, 2012), (ii) the Measures on Administration of Domain Names for the PRC Internet, issued by the MII on November 5, 2004 and became effective as of December 20, 2004, and (iii) the Measures on Domain Name Disputes Resolution for the PRC Internet issued by the China Internet Network Information Centre on May 28,

2012 and became effective as of June 28, 2012. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and the applicants become domain name holders upon successful registration. We have registered many domain names with China Internet Network Information Centre.

The Draft PRC Foreign Investment Law

        In January 2015, the MoC published a discussion draft of the proposed Foreign Investment Law aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations.

        Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the standard of "actual control" in determining whether a company is considered a foreign-invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but "controlled" by foreign investors must be deemed as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MoC, treated as a PRC domestic investor provided that the entity is "controlled" by PRC entities and/or citizens. In this connection, "control" is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% or more of the voting rights or similar equity interest of the subject entity; (ii) holding less than 50% of the voting rights or similar equity interest of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders' meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity's operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE, and its investment amount exceeds certain thresholds or its business operation falls within a "negative list," to be separately issued by the State Council in the future and to replace the Foreign-Investment Industrial Guidance Catalog, market entry clearance by the MoC or its local counterparts will be required. Otherwise, all foreign investors may make investments on the same terms as domestic investors without being subject to additional approval from the government authorities as mandated by the existing foreign investment legal regime.

        Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately "controlled" by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the "negative list," the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC state-owned enterprises or agencies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the "negative list" without market entry clearance may be considered as illegal. However, the draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by PRC parties, while it is soliciting comments from the public on this point.

        The draft Foreign Investment Law also imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Some of the information requested may be sensitive to foreign investors, such as the identity of the actual controller and the source of investment. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents.

        The Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-Trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular 75, requires PRC residents to register with the relevant local branch of the SAFE before establishing or controlling any company outside China, referred to as an offshore special purpose company, for the purpose of raising funds from overseas to acquire or exchange the assets of, or acquiring equity interests in, PRC entities held by such PRC residents and to update such registration in the event of any significant changes with respect to that offshore company.

        The SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents' Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced SAFE Circular 75. SAFE Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents' legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a "special purpose vehicle". The term "control" under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions.

        We believe that all of our shareholders who are PRC citizens or residents completed their required registrations with the SAFE in accordance with SAFE Circular 75 prior to, and immediately after, the completion of our initial public offering in October 2010, and we have filed with the SAFE amendments related to our listing on the New York Stock Exchange. Our shareholders who are PRC citizens or residents have updated their registrations with the SAFE in accordance with SAFE Circular 75 or SAFE Circular 37, as applicable, to reflect the establishment of new subsidiaries, the name changes to some of our subsidiaries and changes to their shareholding.

Regulations on Loans to and Direct Investment in the PRC Entities by Offshore Holding Companies

        According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by the SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign Debts, or the Provisions, promulgated by the SAFE, the National Development and Reform Commission and the Ministry of Finance, which was effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which are foreign-invested enterprises, are considered foreign debt, and such loans must be registered with the local branches of the SAFE. Under the Provisions, these foreign-invested enterprises must submit registration applications to the local branches of the SAFE within 15 days following execution of foreign loan agreements, and the registration should be completed within 20 business days from the date of receipt of the application. In addition, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term debt borrowed by a foreign-invested enterprise is limited to the difference between the total investment and the registered capital of the foreign-invested enterprise. Total investment of a foreign-invested enterprise is the total amount of capital that can be used for the operation of the foreign-invested enterprise, as approved by the MoC or its local branch, and may be increased or decreased upon approval by the MoC or its local branch. Registered capital of a foreign-invested enterprise is the total amount of capital contributions to the foreign-invested enterprise by its foreign holding company or owners, as approved by the MoC or its local branch and registered at the SAIC or its local branch.

        According to applicable PRC regulations on foreign-invested enterprises, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered foreign-invested enterprises, may only be made when approval by the MoC or its local branch has been obtained. In approving such capital contributions, the MoC or its local branch examines the business scope of each foreign invested enterprise under review to ensure it complies with the Foreign-Investment Industrial Guidance Catalog, which classifies industries in China into three categories, namely "encouraged foreign investment industries," "restricted foreign investment industries" and "prohibited foreign investment industries." Industries not listed in the Foreign-Investment Industrial Guidance Catalog are generally open to foreign investment unless specifically restricted by other PRC regulations. On March 10, 2015, a new Foreign-Investment Industrial Guidance Catalog was issued to become effective on April 10, 2015 and to replace the previous one issued in 2011.

        Each of our PRC subsidiaries is a foreign-invested enterprise, is not engaged in any prohibited or restricted businesses listed in either the previous or the current Foreign-Investment Industrial Guidance Catalog and has not incurred any foreign debt.

Regulations on Employee Share Incentive Awards Granted by Listed Companies

        The Operating Procedures for Administration of PRC Individuals Participating in the Employee Share Ownership Plan of Offshore Listed Companies, or SAFE Circular 78, regulate the foreign exchange matters associated with employee stock ownership plans granted to PRC residents by companies whose shares are listed on overseas stock exchanges. PRC individuals who are granted share incentive awards by companies listed on overseas stock exchanges based on an employee stock ownership plan are required to register with the SAFE or its local branches. Pursuant to SAFE Circular 78, PRC individuals participating in the employee stock ownership plans of the foreign-listed companies shall entrust their employers, including foreign-listed companies and their subsidiaries or branch offices, or engage PRC agents, to handle various foreign exchange matters associated with their employee stock ownership plans. The PRC agents or the employers shall, on behalf of the PRC individuals who have the right to exercise the employee share options, apply annually to the SAFE or its local branches for a quota for conversion and/or payment of foreign currencies in connection with the PRC individuals' exercise of the employee share options if necessary. The foreign exchange proceeds received by the PRC individuals from the sale of shares under the stock ownership plans granted by the foreign-listed companies must be remitted to bank accounts in China opened by their employers or PRC agents.

        Further, a notice concerning individual income tax on earnings from employee share incentive awards, jointly issued by the Ministry of Finance and the SAT, provides that companies that implement employee stock ownership programs shall file the employee stock ownership plans and other relevant documents with the local tax authorities having jurisdiction over such companies before implementing such plans, and shall file share option exercise notices and other relevant documents with local tax authorities before exercise by their employees of any share options, and clarify whether the shares issuable under the employee share options referenced in the notice are shares of publicly listed companies.

        On February 15, 2012, the SAFE issued the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in a Stock Incentive Plan of an Overseas Publicly-Listed Company, or SAFE Circular 7, which terminated both SAFE Circular 78 and the Notice on Relinquishing Power of Approving the First-time Application of Foreign Exchange Purchase Quotas, Opening of Special Bank Accounts issued by the SAFE on January 7, 2008. According to SAFE Circular 7, if "domestic individuals" (meaning both PRC residents and non-PRC residents who reside in China for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) participate in any stock incentive plan of an overseas listed company, a qualified PRC domestic agent, which could be the PRC subsidiaries of such overseas listed company, shall, among other things, file, on behalf of such individuals, an application with the SAFE to conduct the SAFE registration with respect to such stock incentive plan, and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the stock purchase or stock option exercise. Such PRC individuals' foreign exchange income received from the sale of stocks and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in China opened and managed by the PRC domestic agent before distribution to such individuals. In addition, such domestic individuals must also retain an overseas entrusted institution to handle matters in connection with the exercise of their stock options and their purchase and sale of stock. The PRC domestic agent also needs to update registration with the SAFE within three months after the overseas-listed company materially changes its stock incentive plan or make any new stock incentive plans.

        Prior to the issuance of SAFE Circular 7, we received approval from the SAFE's Beijing branch in January 2012 in regards to applications we had submitted on behalf of certain of our employees who hold a significant number of restricted shares. Upon the issuance of SAFE Circular 7, SAFE Circular 78 ceased to be applicable for such registration. From time to time, we need to make applications or update our registration with the SAFE or its local branches on behalf of our employees who are affected by our new share incentive plan or material changes in our current share incentive plan. However, we may not always be able to make applications or update our registration on behalf of our employees who hold our restricted shares in compliance with SAFE Circular 7, nor can we ensure you that such applications or update of registration will be successful. If we or the participants of our share incentive plan who are PRC citizens fail to comply with SAFE Circular 7, we and/or such participants of our share incentive plan may be subject to fines and legal sanctions, there may be additional restrictions on the ability of such participants to exercise their stock options or remit proceeds gained from sale of their stock into China, and we may be prevented from further granting restricted shares or from granting options under our share incentive plan to our employees who are PRC citizens.

M&A Regulations

        On August 8, 2006, six PRC regulatory agencies, namely the MoC, the State Assets Supervision and Administration Commission, the SAT, the SAIC, the CSRC, and the SAFE, jointly adopted the M&A Rules, which became effective on September 8, 2006 and amended on June 22, 2009. The M&A Rules establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that the MoC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise where any of the following situations exist: (i) the transaction involves an important industry in China, (ii) the transaction may affect national "economic security," or (iii) the PRC domestic enterprise has a well-known trademark or historical Chinese trade name in China. Complying with the requirements of the M&A Rules to complete acquisitions of PRC companies by foreign investors could be time-consuming, and any required approval processes, including obtaining approval from the MoC, may delay or inhibit the ability to complete such transactions.

Regulations on Foreign Currency Exchange

        Pursuant to applicable PRC regulations on foreign currency exchange, the Renminbi is freely convertible to foreign currencies for current account items only, such as trade-related receipts and payments, interest and dividends. Conversion of Renminbi to foreign exchange for capital account items, such as direct equity investments, loans and repatriation of investments, require the prior approval of the SAFE or its local branches. Payments for transactions that take place within China must be made in RMB. Domestic companies or individuals can repatriate payments received from abroad in foreign currencies or deposit those payments abroad subject to the requirement that such payments be repatriated within a certain period of time. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks. Foreign exchange on the current account can be either retained or sold to financial institutions that have foreign exchange settlement or sales business without prior approval from the SAFE, subject to certain regulations. Foreign exchange on the capital account can be retained or sold to financial institutions that have foreign exchange settlement and sales business with prior approval of the SAFE, unless otherwise provided.

        In utilizing the proceeds we received from our initial public offering and other financing activities, such as the issuance of convertible senior notes, as an offshore holding company with PRC subsidiaries, we may (i) make additional capital contributions to our PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries or our Consolidated Affiliated Entities, or (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

  •
  capital contributions to our subsidiaries in China, whether existing ones or newly established ones, must be approved by the MoC or its local branches and must also be registered with the SAFE or its local branches;

  •
  loans by us to our subsidiaries in China, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with the SAFE or its local branches; and

  •
  loans by us to our Consolidated Affiliated Entities, which are domestic PRC entities, must be approved by the National Development and Reform Commission and must also be registered with the SAFE or its local branches.

        In addition, on August 29, 2008, the SAFE promulgated a notice regulating the conversion by a foreign-invested company of its capital contribution in foreign currency into Renminbi, or SAFE Circular 142, which restricts the use of RMB funds converted from foreign exchange. It requires that RMB converted from foreign currency-denominated capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the relevant government authority and may not be used to make equity investments China, unless specifically provided otherwise. Moreover, the approved use of such RMB funds may not be changed without approval from the SAFE. RMB funds converted from foreign exchange may not be used to repay loans in RMB if the proceeds of such loans have not yet been used. Any violation of SAFE Circular 142 may result in severe penalties, including substantial fines. On March 30, 2015, the SAFE promulgated the Notice on Reforming the Management Method relating to Conversion of the Capital Contribution of Foreign Invested Company from Foreign Exchange to Renminbi, or SAFE Circular 19. Although SAFE Circular 142 will be abolished once SAFE Circular 19 becomes effective on June 1, 2015, the foregoing rules have been retained in SAFE Circular 19. On February 13, 2015, the SAFE promulgated the Notice on Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct

Investment, or SAFE Circular 13, which will be effective on June 1, 2015. Pursuant to SAFE Circular 13, annual foreign exchange inspection of direct investment will be cancelled and registration of existing equity will be required. SAFE Circular 13 also grants banks the authority to directly examine and handle foreign exchange registration under both domestic and overseas direct investment.

        Furthermore, the SAFE promulgated a circular on November 9, 2010, or Circular 59, which, among other things, requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents, or otherwise approved by the board. For example, if we apply with the SAFE to convert the proceeds from the issuance of convertible senior notes into RMB funds for use of such funds in China, they need to be used in accordance with the offering documents of the notes, or when the use of the proceeds is beyond what is described in the offering documents, we should submit the board resolution in relation to such use of proceeds to the SAFE and the settlement of foreign exchange for such use of proceeds shall comply with the PRC regulations in relation to foreign exchange.

        We expect that PRC regulations concerning loans and direct investment by offshore holding companies to PRC entities will continue to limit our use of proceeds from offshore offerings. There are no costs associated with registering loans or capital contributions with relevant PRC authorities, other than nominal processing charges. Under PRC laws and regulations, the PRC government authorities are required to process such approvals or registrations or deny our application within a maximum of 90 days. The actual time taken, however, may be longer due to administrative delay. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to our future plans to use the U.S. dollar proceeds we received from offshore offerings for our expansion and operations in China. If we fail to receive such registrations or approvals, our ability to use the proceeds from our offshore offerings and to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and ability to fund and expand our business.

Regulations on Dividend Distribution

        Under applicable PRC laws and regulations, companies in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, companies in China are required to allocate at least 10% of their accumulated profits each year, if any, to fund statutory reserves of up to 50% of the registered capital of the enterprise. Statutory reserves are not distributable as cash dividends. Each of our subsidiaries, VIEs and VIEs' subsidiaries in China are required to comply with this statutory reserves funding requirement. Although the statutory surplus reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. In addition, at the end of each fiscal year, each of our affiliated schools in China is required to allocate a certain amount out of its annual net income, if any, to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. For our 23 private schools which have elected to require reasonable returns, this amount shall be no less than 25% of the annual net income of the school, and for the remaining 14 private schools which have elected not to require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school, if any. As a result of these PRC laws and regulations, as of February 28, 2015, we had $19.0 million in statutory surplus reserves and development fund, or 6.0% of total equity, that are not distributable as cash dividends. We do not expect that the statutory surplus reserve requirement will materially limit our ability to pay dividends to our shareholders or our plan to expand our business because we are to date only required to set aside an additional $3.1 million to satisfy the maximum requirement of statutory surplus reserves for all of our PRC subsidiaries and our Consolidated Affiliated Entities.

C. Organizational Structure

        The following diagram sets out details of our significant subsidiaries and Consolidated Affiliated Entities as of the date of this annual report:

Note:

(1)
Mr. Bangxin Zhang is our chairman and chief executive officer. He owned 37.3% of the common shares and 74.2% of the voting power of TAL Education Group as of May 8, 2015.

(2)
Mr. Yundong Cao owned 4.9% of the common shares and 1.0% of the voting power of TAL Education Group as of December 31, 2014, as reported on Schedule 13G/A filed by Central Glory Investments Limited on March 11, 2015.

(3)
Mr. Yachao Liu is our senior vice president. He owned 5.6% of the common shares and 11.0% of the voting power of TAL Education Group as of May 8, 2015.

(4)
Mr. Yunfeng Bai is our senior vice president. He owned 1.9% of the common shares and 3.9% of voting power of TAL Education Group as of May 8, 2015.

(5)
Percentage ownership represents aggregate ownership of Xueersi Education and Xueersi Network. Xueersi Education is the majority shareholder of five subsidiaries, and the minority shareholdings of each of the five subsidiaries are held by Xueersi Network. Three of the five subsidiaries wholly owns six schools. Xueersi Education wholly owns the remaining seven subsidiaries and 25 schools. We evaluated the sponsorship interest in the schools for consolidation under the asset, lease, variable interest entity and voting interest models. After consideration, we consolidated the schools under the variable interest model.

Contractual Arrangements with Our Consolidated Affiliated Entities

        Due to PRC legal restrictions on foreign ownership and investment in the education business in China, TAL Beijing, one of our wholly owned PRC subsidiaries, has entered into a series of contractual arrangements with Xueersi Education, Xueersi Network and Beijing Dongfangrenli, which we refer to as our VIEs, and the respective shareholders, subsidiaries and schools of our VIEs. The series of contractual arrangements, which are summarized below, enable us, through TAL Beijing, (1) to direct the activities of our VIEs that most significantly affect the VIEs' economic performance and (2) to receive substantially all the benefits from our Consolidated Affiliated Entities. We rely on the series of contractual arrangements among TAL Beijing, Xueersi Education, Xueersi Network and Beijing Dongfangrenli and their respective shareholders, subsidiaries and schools to conduct most of our tutoring services in China. Substantially all of our personalized premium services in Beijing are offered through Huanqiu Zhikang.

        Exclusive Business Service Agreements.    Pursuant to the Exclusive Business Cooperation Agreement entered into in June 2010 by and among TAL Beijing, Xueersi Education, Xueersi Network, the shareholders of Xueersi Education and Xueersi Network and our other Consolidated Affiliated Entities, which supersedes all agreements among parties with respect to subject matters thereof, TAL Beijing or its designated affiliates have the exclusive right to provide each of Xueersi Education and Xueersi Network and their subsidiaries and schools comprehensive intellectual property licensing and various technical and business support services. Pursuant to the Exclusive Service Agreement entered into by and among TAL Beijing, Beijing Dongfangrenli and its shareholders on December 27, 2011, TAL Beijing and its designated affiliates have the exclusive right to provide Beijing Dongfangrenli and its subsidiaries (if any) comprehensive intellectual property licensing and various technical and business support services. The services under each of these agreements include, but are not limited to, employee training, technology development, transfer and consulting services, public relation services, market survey, research and consulting services, market development and planning services, human resource and internal information management, network development, upgrade and ordinary maintenance services, and software and trademark licensing and other additional services as the parties may mutually agree from time to time. Without the prior written consent of TAL Beijing, none of the VIEs or their respective subsidiaries or schools may accept services provided by any third party which are covered by the agreements set forth above. TAL Beijing or its designated affiliates owns the exclusive intellectual property rights created as a result of the performance of these agreements. Our Consolidated Affiliated Entities agree to pay annual service fees to TAL Beijing or its designated affiliates and adjust the service fee rates from time to time at TAL Beijing's discretion. The agreements will not expire unless terminated pursuant by a mutual agreement of parties. Each of these agreements entitle TAL Beijing or its designated affiliates to charge our Consolidated Affiliated Entities annual service fees that amount to substantially all of the net income of the Consolidated Affiliated Entities before the service fees.

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

        Equity Pledge Agreement.    Pursuant to an equity pledge agreement, dated February 12, 2009, by and among TAL Beijing, Xueersi Education, Xueersi Network and the respective shareholders of Xueersi Education and Xueersi Network, the respective shareholders of Xueersi Education and Xueersi Network unconditionally and irrevocably pledged all of their equity interests in Xueersi Education and Xueersi Network to TAL Beijing to guarantee performance of the obligations of Xueersi Education and Xueersi Network and their respective subsidiaries and schools under the technology support and service agreements with TAL Beijing. The shareholders of Xueersi Education and Xueersi Network agree that, without the prior written consent of TAL Beijing, they will not transfer or dispose the pledged equity interests or create or allow any encumbrance on the pledged equity interests that would prejudice TAL Beijing's interest. TAL Beijing, Beijing Dongfangrenli and the shareholders of Beijing Dongfangrenli have entered into an equity pledge agreement, dated December 27, 2011, the terms of which are substantially the same as the agreement summarized above. The above pledges of the equity interests in Xueersi Education, Xueersi Network and Beijing Dongfangrenli have been registered with the relevant local branch of the SAIC.

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

        The articles of association of each of our VIEs states that the major rights of the shareholders in a shareholders' meeting include the power to approve the operating strategy and investment plan, elect the members of board of directors and approve their compensation and review and approve the annual budget and earning distribution plan. Therefore, through the irrevocable power of attorney arrangement, TAL Beijing has the ability to exercise effective control over each of our VIEs through shareholder votes and, through such votes, to also control the composition of the board of directors. In addition, the senior management team of each of our VIEs is the same as that of, or is appointed and controlled by, TAL Beijing. As a result of these contractual rights, we have the power to direct the activities of each of our VIEs that most significantly impact their economic performance.

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

        In the opinion of Tian Yuan Law Firm, our PRC counsel:

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

        We have been advised by our PRC counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to the above opinion of our PRC counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our PRC education business do not comply with PRC government restrictions on foreign investment in the education business, we could be subject to severe penalties, which could include the PRC government:

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

        The imposition of any of these penalties could result in a material adverse effect on our ability to conduct our business. See "Item 3.D.—Key Information—Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the agreements that establish the structure for operating our business in China are not in compliance with applicable PRC laws and regulations, we could be subject to severe penalties" and "Item 3.D.—Key Information—Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us."

        In addition to the series of contractual arrangements among TAL Beijing, Xueersi Education, Xueersi Network and Beijing Dongfangrenli and their respective shareholders, subsidiaries and schools, we have entered into a deed of undertaking on June 24, 2013 and a side letter dated July 29, 2013 with Mr. Bangxin Zhang, our Chairman of the Board of Directors and Chief Executive Officer (collectively, the "Deed"). Pursuant to the Deed, Mr. Zhang has irrevocably covenanted and undertaken to us that:

  •
  as long as Mr. Bangxin Zhang owns shares in our company, whether legally or beneficially, and directly or indirectly (including shares held through Mr. Bangxin Zhang's personal holding company Bright Unison Limited or any other company, trust, nominee or agent, if any), representing more than 50% of the aggregate voting power of the then total issued and outstanding shares of our company,

  •
  Mr. Bangxin Zhang will not, directly or indirectly, (i) requisition or call any meeting of our shareholders for the purpose of removing or replacing any of our existing directors or appointing any new director, or (ii) propose any resolution at any of our shareholders meetings to remove or replace any of our existing directors or appoint any new director; and

  •
  should any meeting of our shareholders be called by the board of directors or requisitioned or called by our shareholders for the purpose of removing or replacing any of the directors or appointing any new director, or if any resolution is proposed at any of our shareholder meetings to remove or replace any of the directors or appoint any new director, the maximum number of votes which Mr. Bangxin Zhang will be permitted to exercise shall be equal to the total aggregate number of votes of the then total issued and outstanding shares of our company held by all members of our company, other than shares which are owned, whether legally or beneficially, and directly or indirectly by Mr. Bangxin Zhang, less one vote.

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

D. Property, Plants and Equipment

Facilities

        Our headquarters are located in Beijing, China. As of February 28, 2015, we leased approximately 122,000 square meters in Beijing, consisting of approximately 106,200 square meters of learning center and service center space and approximately 15,800 square meters of office space. As of February 28, 2015, we owned 7,582 square meters of office space in Beijing, which we purchased in July 2011 for a total cash consideration (including related taxes) of approximately $62.5 million, and the renovation of which was completed in January 2013.

        In addition to our learning center and service center space and office space leased in Beijing, as of February 28, 2015, we leased an aggregate of approximately 210,800 square meters of learning center and service center space and an aggregate of approximately 17,000 square meters of office space in 18 other cities throughout China.

        For more information concerning the usage of our learning centers and service centers, please see "Item 4.B. Information on the Company—Business Overview—Our Network."

Item 4A.    Unresolved Staff Comments

        None.

Item 5.    Operating and Financial Review and Prospects

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Item 3.D. Key Information—Risk Factors" and elsewhere in this annual report.

A.    Operating Results

Overview

        Our extensive network of learning centers and service centers has increased from 255 and 237, respectively, in the fiscal year ended February 28, 2013, to 289 and 267, respectively, in the fiscal year ended February 28, 2015. Our student enrollments increased from approximately 816,110 in the fiscal year ended February 28, 2013 to approximately 1,494,430 in the fiscal year ended February 28, 2015, representing a CAGR of 35.3%.

        We have experienced significant growth in our business in recent years. Our total net revenues increased from $225.9 million in the fiscal year ended February 28, 2013 to $434.0 million in the fiscal year ended February 28, 2015, representing a CAGR of 38.6%. Our net income increased from $33.4 million in the fiscal year ended February 28, 2013 to $67.1 million in the fiscal year ended February 28, 2015, representing a CAGR of 41.7%.

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

        Our results of operations are also affected by the education system or policies relating to the after-school tutoring service market in China. Due to PRC legal restrictions on foreign ownership and investment in education businesses in China, we have entered into a series of contractual arrangements among TAL Beijing, on the one hand, and Xueersi Education, Xueersi Network, Beijing Dongfangrenli and their respective shareholders, subsidiaries and schools, on the other hand. We rely on a series of contractual arrangements among TAL Beijing, Xueersi Education, Xueersi Network and Beijing Dongfangrenli and their respective shareholders, subsidiaries and schools to conduct most of our services in China. Substantially all of our personalized premium services in Beijing are offered through Huanqiu Zhikang. We do not have equity interests in Xueersi Education, Xueersi Network and Beijing Dongfangrenli; however, as a result of these contractual arrangements, we are the primary beneficiary of these entities and treat them as our VIEs under U.S. GAAP. In the opinion of Tian Yuan Law Firm, our PRC counsel, (i) the ownership structures of our Consolidated Affiliated Entities and wholly owned subsidiaries in China are in compliance with existing PRC laws and regulations, and (ii) the contractual arrangements among our wholly owned subsidiaries in China, our Consolidated Affiliated Entities and the shareholders of our VIEs are valid, binding and enforceable under, and will not result in any violation of, PRC laws or regulations currently in effect. We have been advised by our PRC counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. See "Item 3.D.—Key Information—Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the agreements that establish the structure for operating our business in China are not in compliance with applicable PRC laws and regulations, we could be subject to severe penalties" and "Item 3.D.—Key Information—Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us."

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

        In recent years, we have opened new learning centers to further penetrate our existing markets and enter new markets. The number of our learning centers grew from 255 in Beijing, Shanghai, Guangzhou, Shenzhen, Tianjin, Wuhan, Xi'an, Chengdu, Nanjing, Hangzhou, Taiyuan, Zhengzhou, Chongqing, Suzhou and Shenyang as of February 28, 2013, to 289 in Beijing, Shanghai, Guangzhou, Shenzhen, Tianjin, Nanjing, Wuhan, Xi'an, Hangzhou, Chengdu, Zhengzhou, Chongqing, Suzhou, Taiyuan, Changsha, Qingdao, Shenyang, Shijiazhuang and Jinan as of February 28, 2015. We plan to open additional learning centers in these above cities and explore opportunities to open learning centers in other targeted geographic markets in China in order to continue to attract new student enrollments.

        In addition, in recent years, we have significantly expanded our course offerings to cover new subjects and additional grade levels. In Beijing, we grew from primarily offering tutoring classes in mathematics to becoming a comprehensive after-school tutoring service provider, covering all core subjects in PRC school curricula at each grade level of the K-12 system. We initially offered only small-class tutoring services, and then added personalized premium services in September 2007 and began offering online courses through www.xueersi.com in January 2010. Our expansion of courses and service offerings allows us to better attract new students with different needs and provides us greater cross-selling opportunities with respect to our existing students.

  Pricing

        Our results of operations are also affected by the pricing for our tutoring services. We generally charge students based on the hourly rates of our courses and the total number of hours for all the courses taken by each student. We determine hourly rates for our courses primarily based on the demand for our courses, cost of our services, the geographic markets where the courses are offered, and the fees charged by our competitors for the same or similar courses. During the fiscal years ended February 28, 2013, 2014 and 2015, we increased hourly rates or number of hours per course for a portion of our small class offerings.

  Costs and Expenses

        Our ability to maintain and increase profitability also depends on our ability to effectively control our costs and expenses. A significant component of our cost of revenues is compensation to our teachers. We offer competitive remunerations to our teachers in order to attract and retain top teaching talent. Fees and performance-linked bonuses to our teachers accounted for approximately 22.7%, 21.2% and 20.8% of our net revenues for the fiscal years ended February 28, 2013, 2014 and 2015, respectively. Another important component of our cost of revenues is rental expenses for our learning and service centers, which accounted for approximately 14.9%, 14.1% and 13.9% of our net revenues for the fiscal years ended February 28, 2013, 2014 and 2015, respectively. For the fiscal years ended February 28, 2013, 2014 and 2015, we incurred share-based compensation expenses representing approximately 3.7%, 2.7% and 4.2%, respectively, of our net revenues, and we expect to continue to incur share-based compensation expenses in the future.

        Our cost of revenues as a percentage of our total net revenues was 51.2%, 48.3% and 46.8% for the fiscal years ended February 28, 2013, 2014 and 2015, respectively. The decrease in our cost of revenues as a percentage of our total net revenues from fiscal year 2013 to fiscal year 2014 was largely a result of continuous improvements in our teacher and facility utilization while raising hourly rate of a portion of our small-class offerings. The decrease in our cost of revenues as a percentage of our total net revenues from fiscal year 2014 to fiscal year 2015 was largely a result of the improvement in teacher and facility utilization, as well as the increase in the hourly rate of small class offerings.

        Our operating expenses include two key components, selling and marketing expenses and general and administrative expenses. Our total operating expenses as a percentage of our total net revenues was 35.1%, 33.8% and 37.8% for the fiscal years ended February 28, 2013, 2014 and 2015, respectively. Our selling and marketing expenses and our general and administrative expenses each grew over this time period. Our selling and marketing expenses grew primarily due to an increase in the number of our sales and marketing personnel and their respective salaries to support a greater number of program and service offerings. Our general and administrative expenses grew primarily due to increases in the number of our general and administrative personnel, in particular personnel supporting our online education initiatives and other new programs and service offerings. an increase in the average salaries and benefits provided to our general and administrative staff, an increase in fees paid to our professional advisors and service providers, share-based compensation, and related office expenses. The growth of our selling and marketing expenses and our general administrative expenses has also been a result of the expansion of our learning centers and service centers capacity over the past few years. Going forward, we expect that our total costs and expenses will continue to increase due to the expansion of our services and operations, including our online education initiatives and other new programs and service offerings, as well as costs and ongoing expenses associated with being a public company; however, such increase is likely to be partially offset by our increasing economies of scale and improved operating efficiency.

Key Components of Results of Operations

  Net Revenues

        In the fiscal years ended February 28, 2013, 2014 and 2015, we generated total net revenues of $225.9 million, $313.9 million and $434.0 million, respectively. We derive substantially all of our revenues from tutoring services, including small classes and personalized premium services. Revenues generated from our online course offerings through www.xueersi.com contributed 3.1%, 3.0% and 3.6% of our total net revenues in the fiscal years ended February 28, 2013, 2014 and 2015, respectively. Our revenues are presented net of business tax.

        We generally collect course fees in advance, which we initially record as deferred revenues. We recognize course fees as revenues proportionately as the tutoring courses are delivered. We had deferred revenues in the amounts of $102.5 million, $132.4 million and $177.6 million, as of February 28, 2013, 2014 and 2015, respectively.

        Generally, for our Xueersi Peiyou small-class courses consisting of more than seven classes per course, we offer tuition refunds for any remaining unattended classes to students who decide to withdraw from a course, provided that the course is less than two-thirds completed at the time of withdrawal. For Mobby small-class courses, if a student withdraws and the course is less than one-third completed at the time of withdrawal, we offer a refund of 60% of the course fees received from the student. If over one-third of the course is completed, no refund will be provided. For personalized premium services, a student can withdraw at any time and receive a refund for the undelivered classes. Refunds are recorded as deductions to deferred revenues. For online courses, we offer refunds to students who decide to withdraw from the subscribed but untaken courses within the course offer period, which generally ranges from five months to 15 months, and a proportional refund based on the percentage of untaken courses.

  Cost of Revenues and Operating Expenses

        The following table sets forth, for the periods indicated, our cost of revenues and operating expenses, in absolute amounts and as percentages of the total net revenues:

	For the Years Ended February 28,
	2013		2014		2015
	$	%	$	%	$	%
	(in thousands of $, except percentages)
Net revenues	$225,931	100.0%	$313,895	100.0%	$433,970	100.0%
Total cost of revenues(1)	(115,749)	(51.2)	(151,543)	(48.3)%	(203,074)	(46.8)%
Operating expenses:
Selling and marketing(2)	(27,674)	(12.2)	(35,761)	(11.4)%	(53,882)	(12.4)%
General and administrative(3)	(51,125)	(22.6)	(70,300)	(22.4)%	(110,230)	(25.4)%
Impairment losses on long-term prepayment	(594)	(0.3)	—	—	—	—
Total operating expenses	$(79,393)	(35.1)%	$(106,061)	(33.8)%	$(164,112)	(37.8)%

(1)
Includes share-based compensation expenses of $0.1 million, $47.9 thousand and $47.8 thousand for the fiscal years ended February 28, 2013, 2014 and 2015, respectively.

(2)
Includes share-based compensation expenses of $1.8 million, $1.2 million and $2.1 million for the fiscal years ended February 28, 2013, 2014 and 2015, respectively.

(3)
Includes share-based compensation expenses of $6.4 million, $7.1 million and $16.3 million for the fiscal years ended February 28, 2013, 2014 and 2015, respectively.

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

        Our selling and marketing expenses primarily consist of compensation to our personnel involved in sales and marketing expenses relating to our marketing and branding promotion activities, rental and utilities expenses relating to selling and marketing functions and, to a lesser extent, depreciation and amortization of property and equipment used in our selling and marketing activities. Our selling and marketing expenses as a percentage of net revenues decreased from 12.2% for the fiscal year ended February 28, 2013 to 11.4% for the fiscal year ended February 28, 2014, and increased to 12.4% for the fiscal year ended February 28, 2015. Our selling and marketing expenses remained relatively stable as a percentage of net revenues as we increased the number of and salaries for our sales and marketing personnel to support a greater number of program and service offerings while on the other hand controlling our budget and maintaining economies of scale.

        Our general and administrative expenses primarily consist of compensation paid to our management and administrative personnel, costs of third-party professional services, rental and utilities expenses relating to office and administrative functions, and, to a lesser extent, depreciation and amortization of property and equipment used in our administrative activities. Our general and administrative expenses as a percentage of our total net revenues was stable from 22.6% in the fiscal year ended February 28, 2013 to 22.4% for the fiscal year ended February 28, 2014, and increased to 25.4% for the fiscal year ended February 28, 2015. We expect that our general and administrative expenses will continue to increase in the near term as we hire additional personnel and incur additional expenses in connection with the expansion of our business operations, in particular in connection with our online education initiatives and other new programs and service offerings, enhancing our internal controls, establish our internal management system and providing share-based compensation to our employees, and other expenses associated with our having become a publicly traded company.

Taxation

  Cayman Islands

        We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

  Hong Kong

        Each of our Hong Kong subsidiaries, namely TAL Hong Kong and Yidu Technology Group Limited, is subject to Hong Kong profits tax on its activities conducted in Hong Kong. No provision for Hong Kong profits tax has been made in our consolidated financial statements, as TAL Hong Kong and Yidu Technology Group Limited have no assessable income for the fiscal years ended February 28, 2013, 2014 and 2015.

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

        From January 1, 2011, Xueersi Education was eligible for retention of High and New Technology Enterprise status and was therefore entitled to a preferential tax rate of 15% until the end of calendar year 2013. From January 1, 2014, Xueersi Education was again eligible for retention of High and New Technology Enterprise status and is therefore entitled to a preferential tax rate of 15% until the end of calendar year 2016. Our wholly owned subsidiary, TAL Beijing, was qualified as a Newly Established Software Enterprise under the EIT Law and therefore entitled to a two-year exemption from the enterprise income tax from calendar year 2009 to 2010 and a further tax reduction to 50% of the applicable rate from calendar year 2011 to 2013. Moreover, TAL Beijing was qualified as a High and New Technology from January 1, 2014, and is therefore entitled to a preferential tax rate of 15% from calendar year 2014 to 2016. Our wholly owned subsidiary, Yidu Huida, was qualified as a Newly Established Software Enterprise under the EIT Law, and was therefore entitled to a two-year exemption from the enterprise income tax from calendar year 2011 to 2012 and enjoys a further tax reduction to 50% of the applicable rate from calendar year 2013 to 2015. Our wholly owned subsidiary Beijing Xintang Sichuang was also qualified as a Newly Established Software Enterprise under the EIT Law and was therefore entitled to a two-year exemption from the enterprise income tax from calendar year 2013 to 2014 and enjoys a further reduction to a tax rate of 12.5% from calendar year 2015 to 2017.

        Preferential tax treatments granted to our Consolidated Affiliated Entities in China by local governmental authorities are subject to review and may be adjusted or revoked at any time. The discontinuation of any preferential tax treatments currently available to us, will cause our effective tax rate to increase, which could have a material adverse effect on our results of operations.

        As a Cayman Islands holding company, we may receive dividends from our PRC operating subsidiaries through TAL Hong Kong. The EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. According to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion, dividends paid to shareholders residing in Hong Kong are subject to a reduced 5% rate of tax withholding provided the Hong Kong residents' equity interests in the mainland dividend issuer is above 25%. However, the SAT promulgated SAT Circular 601 on October 27, 2009, which provides guidance for determining whether a resident of a contracting state is the "beneficial owner" of an item of income under PRC tax treaties and tax arrangements. According to SAT Circular 601, a beneficial owner generally must engage in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. A conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. Although we may use our Hong Kong subsidiaries as a platform to expand our business in the future, our Hong Kong subsidiaries currently do not engage in any substantive business activities and thus it is possible that our Hong Kong subsidiaries may not be regarded as "beneficial owners" for the purposes of SAT Circular 601 and the dividends they receive from our PRC subsidiaries would be subject to withholding tax at a rate of 10%. In addition, our Hong Kong subsidiaries may be considered PRC resident enterprises for enterprise income tax purposes if the relevant PRC tax authorities determine that our Hong Kong subsidiaries' "de facto management bodies" are within China, in which case dividends received by them from our PRC subsidiaries would be exempt from PRC withholding tax because such income is exempted under the EIT Law for a PRC resident enterprise recipient. As there remain uncertainties regarding the interpretation and implementation of the EIT Law and its implementation rules, it is uncertain whether, if we are deemed a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders would be subject to any PRC withholding tax. For a detailed discussion of PRC tax issues related to resident enterprise status, see "Item 3.D.—Key Information—Risk Factors—Risks Related to Doing Business in China—Under the EIT Law, we may be classified as a PRC "resident enterprise". Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders."

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

        An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that could reasonably have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management's judgment. You should read the following descriptions of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included with this prospectus.

  Consolidation of Variable Interest Entities

        We, through TAL Beijing, our wholly owned foreign enterprise, have executed a series of contractual agreements with our VIEs, the VIEs' subsidiaries and schools and the VIEs' nominee shareholders. For a description of these contractual arrangements, see "Item 4.C.—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities." These contractual agreements do not provide TAL Beijing with an equity interest, in legal form, in the VIEs, however. As we hold no legal form of equity ownership in the VIEs, we applied the variable interest entity consolidation model as set forth in Accounting Standards Codification 810, Consolidation, ("ASC 810") instead of the voting interest model of consolidation.

        By design, the contractual agreements provide TAL Beijing with a right to receive benefits equal to substantially all of the net income of these entities, and thus under ASC 810 the interests held by TAL Beijing under these agreements are considered variable interests. Subsequent to identifying any variable interests, any party holding such variable interests must determine if the entity in which the interest is held is a variable interest entity and subsequently which reporting entity is the primary beneficiary of, and should therefore consolidate, the variable interest entity. Among other reasons, an entity is considered a variable interest entity if the holders of the equity investment at risk in the entity, as a group, lack any one of the following characteristics of a controlling financial interest:

  •
  The power, through voting rights or similar rights, to direct the activities of the entity that most significantly impact the entity's economic performance

  •
  The obligation to absorb the entity's expected losses, or

  •
  The right to receive the entity's expected residual returns

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

        Determining whether TAL Beijing is the primary beneficiary requires a careful evaluation of the facts and circumstances, including whether the contractual agreements are substantive under the applicable legal and financial reporting frameworks, i.e. PRC law and U.S. GAAP. We continually review our corporate governance arrangements to ensure that the contractual agreements are indeed substantive.

        We have determined that the contractual agreements are in fact valid and legally enforceable. Such arrangements were entered into in order to comply with the underlying legal and/or regulatory restrictions that govern the ownership of a direct equity interest in the VIEs. In the opinion of our PRC counsel, Tian Yuan Law Firm, the contracts are legally enforceable under PRC law. See "Item 4.C.—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities."

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

        Although the contractual arrangements between TAL Beijing and the VIEs were designed to provide TAL Beijing with the characteristics of a controlling financial interest regardless of the respective shareholdings of Mr. Bangxin Zhang, during the period between November 23, 2011 and June 24, 2013, Mr. Bangxin Zhang's majority voting interest in us, when combined with his status as a majority nominee shareholder in the VIEs, could have constrained our ability to exercise the rights under the contractual agreements. This is due to the fact that Mr. Bangxin Zhang's majority voting interest in TAL Education Group provided him with the legal ability to control the composition of a majority of the board of directors and therefore may have provided him with the legal ability to affect whether or not we could exercise the rights contained in the contractual agreements. Mr. Bangxin Zhang did not exercise this power at any time during the period in which he held a majority voting interest in TAL Education Group and during such period, in fact, there was no change in the composition of the board of directors or in our day-to-day operations.

        On June 24, 2013 and July 29, 2013, Our company and Mr. Bangxin Zhang executed a deed of undertaking dated June 24, 2013 and a side letter dated July 29, 2013, respectively (collectively, the "Deed"). Pursuant to the terms of the Deed, as long as Mr. Bangxin Zhang owns a majority voting interest, whether legally or beneficially, and directly or indirectly, in our company, (1) Mr. Bangxin Zhang cannot requisition or call a meeting of our shareholders or propose a shareholders resolution to appoint or remove a director, (2) if shareholders are asked to appoint or remove a director, the maximum number of votes which Mr. Bangxin Zhang will be permitted to exercise in connection with such shareholder approval is equal to the total aggregate number of votes of the then total issued and outstanding shares of our company held by all members of our company, other than shares which are owned, whether legally or beneficially, and directly or indirectly by Mr. Bangxin Zhang, less one vote and (3) if shareholders or our board of directors are asked to consider or approve any matter related to the Deed, Mr. Bangxin Zhang cannot exercise his voting power.

        Upon execution of the Deed, despite his ownership of and as long as he holds a majority voting interest, whether legally or beneficially, and directly or indirectly, in our company, Mr. Bangxin Zhang will (1) not be permitted to requisition or call a meeting of our shareholders or propose a shareholders resolution to appoint or remove a director, (2) in relation to any shareholder approvals to appoint or remove a director, only be permitted to exercise up to the number of votes equal to the total aggregate number of votes of the then total issued and outstanding shares of our company held by all members of our company, other than shares which are owned, whether legally or beneficially, and directly or indirectly by Mr. Bangxin Zhang, less one vote and (3) in relation to our shareholders' or our board of directors' consideration or approval of any matter related to the Deed, Mr. Bangxin Zhang cannot exercise his voting power. The terms of the Deed prevents Mr. Bangxin Zhang from controlling the rights of our company as it relates to our contractual agreements, and accordingly, our company retains a controlling financial interest in the VIEs and would consolidate them as the VIEs' primary beneficiary.

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

        We offer coupons to attract both existing and prospective students to enroll in our courses. The coupon has a fixed amount and can only be redeemed against a future course. The coupon value, when utilized by an enrolling student, is accounted for as a reduction of revenue when the relevant revenue is recognized in the consolidated statements of operations.

        We have a sales incentive plan effective from September 1, 2013 for personal premium services offerings. Under the sales incentive plan, students can get certain number of free classes in the future based on the amounts of tuition fees they deposit and consume. Revenue is recognized proportionately as the tutoring sessions are delivered by applying the related discount rates based on the deposited amounts. If there are any changes in the discount rates due to additional tuition fee payment or tuition fee refund, changes in revenue are recognized using a cumulative catch-up method.

        We began to offer online courses through www.xueersi.com to students in 2010. Students enroll for online courses through the use of prepaid study cards or payment to online accounts. The proceeds collected from the online course education are initially recorded as deferred revenue. Revenues are recognized on a straight line basis over the subscription period from the date in which the students activate the courses to the date in which the subscribed courses end. A proportional refund, based on the percentage of untaken courses to the total courses offered, is provided to students who decide to withdraw from the subscribed courses within the course offer period, which generally ranges from five months to 15 months.

        We sell educational materials to students at our service centers. We also have several online platforms through which we provide online advertising services. Revenues are recognized after a contract is signed, the price is fixed or determinable, educational materials or advertising services are delivered, and collection of the receivables is reasonably assured.

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

        There are several methods that can be used to determine the fair value of assets acquired and liabilities assumed. For intangible assets, we typically use the income method. This method starts with a forecast of all of the expected future net cash flows associated with a particular intangible asset. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income method or other methods include the amount and timing of projected future cash flows; the discount rate selected to measure the risks inherent in the future cash flows; and the assessment of the asset's economic life cycle and the competitive trends impacting the asset, including consideration of any technical, legal, regulatory or economic barriers to entry. Determining the useful life of an intangible asset also requires judgment as different types of intangible assets will have different useful lives and certain assets may even be considered to have indefinite useful lives.

        Goodwill is not amortized, but tested for impairment annually or more frequently if any events or circumstances indicate that it might be impaired.

        The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. In September 2011, the Financial Accounting Standards Board, or FASB, issued an authoritative pronouncement related to testing goodwill for impairment. The guidance permits us to first assess qualitative factors to determine whether it is "more likely than not" that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. Absent from any impairment indicators, we perform our annual impairment test on the last day of each fiscal year.

        For the year ended February 28, 2015, we performed our annual impairment test using a two-step approach instead of an assessment of qualitative factors for goodwill impairment. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liabilities representing the implied fair value of goodwill.

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

        The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. We have concluded that there are no significant uncertain tax positions requiring recognition in financial statements for the fiscal years ended February 28, 2013, 2014 and 2015. We did not incur any interest and penalties related to potential underpaid income tax expenses and also do not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. We have no material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods.

        According to the PRC Tax Administration and Collection Law, the applicable tax authorities may require the taxpayer or the withholding agent to make delinquent tax payments within three years if an underpayment of taxes results from the tax authority's act or error. No late payment surcharge will be assessed under such circumstances. The statute of limitation is three years if the underpayment of taxes is due to the computational errors made by the taxpayer or the withholding agent. Late payment surcharge will be assessed in such case. The statute of limitation will be extended to five years under special circumstances which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a "special circumstance"). Under the Implementing Rules of the EIT Law, the statute of limitations for transfer pricing related issues is ten years. Under the PRC Tax Administration and Collection Law, the statute of limitations for transfer pricing related issues is three years, provided that in special circumstances which are not clearly defined the statute of limitations is ten years. There is no statute of limitation in the case of tax evasion.

        Our VIE, Xueersi Education, was qualified as a High and New Technology Enterprise under the EIT Law effective January 1, 2008 and therefore was entitled to a preferential tax rate of 15%. In addition, since Xueersi Education is located in a high and new technology industrial zone in Beijing and was qualified as a High and New Technology Enterprise, it was entitled to a three-year exemption from the enterprise income tax from calendar year 2006 to 2008 and a further tax reduction to a rate of 7.5% from calendar year 2009 to 2011. From January 1, 2011, Xueersi Education was eligible for retention of High and New Technology Enterprise status and was therefore entitled to a preferential tax rate of 15% until the end of calendar year 2013. From January 1, 2014, Xueersi Education was again eligible for retention of High and New Technology Enterprise status and was is therefore entitled to a preferential tax rate of 15% from calendar year 2014 to 2016. Our wholly owned subsidiary, TAL Beijing, was qualified as a Newly Established Software Enterprise under the EIT Law and therefore entitled to a two-year exemption from the enterprise income tax from calendar year 2009 to 2010 and a further tax reduction to 50% of the applicable rate from calendar year 2011 to 2013. Moreover, TAL Beijing was qualified as a High and New Technology Enterprise from January 1, 2014, and is therefore entitled to a preferential tax rate of 15% from calendar year 2014 to 2016. Our wholly owned subsidiary, Yidu Huida, was qualified as a Newly Established Software Enterprise under the EIT Law and was entitled to a two-year exemption from the enterprise income tax from calendar year 2011 to 2012 and enjoys a further tax reduction to 50% of the applicable rate from calendar year 2013 to 2015. Our wholly owned subsidiary Beijing Xintang Sichuang was also qualified as a Newly Established Software Enterprise under the EIT Law and was therefore entitled to a two-year exemption from the enterprise income tax form calendar year 2013 to 2014 and enjoys a further reduction to a tax rate of 12.5% from calendar year 2015 to 2017.

        Uncertainties exist with respect to how the EIT Law applies to our overall operations, and more specifically, with regard to our tax residency status. The EIT Law includes a provision specifying that legal entities organized outside China will be considered residents for PRC income tax purposes if their "de facto management bodies" are within China. The Implementation Rules define the term "de facto management bodies" as "establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise." Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside China should be treated as residents under the EIT Law. In addition, we are not aware of any offshore holding companies with a similar corporate structure as our company's ever having been deemed to be PRC "resident enterprises" by the PRC tax authorities. Therefore, we believe that none of TAL Education Group, TAL Hong Kong, Yidu Technology Group or Yidu Technology Group Limited should be treated as a "resident enterprise" for PRC tax purposes. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities, there are uncertainties and risks associated with this issue. See "Item 3.D.—Key Information—Risk Factors—Risks Related to Doing Business in China—Under the EIT Law, we may be classified as a PRC "resident enterprise". Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders."

  Fair Value of Our Common Shares and Share-Based Compensation

        We adopted a share incentive plan in June 2010 that permits granting of options to purchase our Class A common shares, restricted shares, restricted share units, share appreciation rights, dividend equivalent rights and other instruments as deemed appropriate by the administrator under the plan. In August 2013, we amended and restated our 2010 Share Incentive Plan. Pursuant to the amended and restated 2010 Share Incentive Plan, the maximum aggregate number of Class A common shares that may be issued pursuant to all awards under our share incentive plan is equal to five percent (5%) of the total issued and outstanding shares as of the date of the amended and restated 2010 Share Incentive Plan. However, the shares reserved may be increased automatically if and whenever the unissued share reserve accounts for less than one percent (1%) of the total then issued and outstanding shares, so that after the increase, the shares unissued and reserved under this plan immediately after each such increase shall equal five percent(5%) of the then issued and outstanding shares. As of May 8, 2015, we had granted 24,111,480 restricted Class A common shares and 450,000 share options to purchase 450,000 Class A common shares, among which, 5,419,500 restricted shares were granted on July 26, 2010 and the remaining were granted after the closing of our initial public offering to some of our directors, executive officers and employees. These restricted shares and share options will vest in accordance with the vesting schedule set out in the respective restricted share agreements with the grantees, which typically ranges from one to 11 years.

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

	For the Years Ended February 28,
	2013		2014		2015
	$	%	$	%	$	%
	(in thousands of $, except percentages)
Net revenues	$225,931	100.0%	$313,895	100.0%	$433,970	100.0%

Cost of revenues(1)	(115,749)	(51.2)	(151,543)	(48.3)	(203,074)	(46.8)

Gross profit	110,182	48.8	162,352	51.7	230,896	53.2

Operating expenses
Selling and marketing(2)	(27,674)	(12.2)	(35,761)	(11.4)	(53,882)	(12.4)

General and administrative(3)	(51,125)	(22.6)	(70,300)	(22.4)	(110,230)	(25.4)

Impairment losses on long-term prepayment	(594)	(0.3)	—	—	—	—
Total operating expenses	(79,393)	(35.1)	(106,061)	(33.8)	(164,112)	(37.8)

Government subsidies	632	0.3	1,105	0.4	464	0.1

Income from operations	31,421	14.0	57,396	18.3	67,248	15.5

Interest income	5,344	2.4	9,438	3.0	16,614	3.8
Interest expense	—	—	—	—	(5,811)	(1.3)
Other income/(expenses)	776	0.2	102	0.0	(2,010)	(0.5)
Gain from sale of a long-term investment	—	—	297	0.1	—	—
Gain from sales of available-for-sale securities	—	—	53	0.0	—	—

Gain on fair value change from long-term investment	—	—	—	—	1,202	0.3

Income before provision for income tax and loss from equity method investments	37,541	16.6	67,286	21.4	77,243	17.8

Provision for income tax	(4,101)	(1.8)	(6,680)	(2.1)	(9,369)	(2.1)

Loss from equity method investments	—	—	—	—	(730)	(0.2)

Net income	$33,440	14.8%	$60,606	19.3%	$67,144	15.5%

(1)
Includes share-based compensation expenses of $0.1 million, $47.9 thousand and $47.8 thousand for the fiscal years ended February 28, 2013, 2014 and 2015, respectively.

(2)
Includes share-based compensation expenses of $1.8 million, $1.2 million and $2.1 million for the fiscal years ended February 28, 2013, 2014 and 2015, respectively.

(3)
Includes share-based compensation expenses of $6.4 million, $7.1 million and $16.3 million for the fiscal years ended February 28, 2013, 2014 and 2015, respectively.

Fiscal Year Ended February 28, 2015 Compared to Fiscal Year Ended February 28, 2014

  Net Revenues

        Our total net revenues increased by 38.3% from $313.9 million for the fiscal year ended February 28, 2014 to $434.0 million for the fiscal year ended February 28, 2015. This increase was primarily due to the increase in both the number of total student enrollments and the average selling price per enrollment. Average selling price per enrollment remained stable from $292 for the fiscal year ended February 28, 2014 to $290 for the fiscal year ended February 28, 2015, primarily affected by foreign exchange rate fluctuation, while the increases in hourly rate of small class offerings were offset by more enrollment contribution from online courses. The number of total student enrollments grew from approximately 1,073,950 as of February 28, 2014 to approximately 1,494,430 as of February 28, 2015, primarily due to an increase in enrollments in our small class offerings. In addition, revenues from cities other than Beijing and Shanghai grew from $106.9 million, or 34.1% of our total net revenues, for the fiscal year ended February 28, 2014, to $191.5 million, or 44.1% of our total net revenues, for the fiscal year ended February 28, 2015.

  Cost of Revenues

        Our cost of revenues increased by 34.0% from $151.5 million for the fiscal year ended February 28, 2014 to $203.1 million for the fiscal year ended February 28, 2015. This increase was largely due to the increase in teacher fees and performance-linked bonuses from $66.7 million for the fiscal year ended February 28, 2014 to $90.1 million for the fiscal year ended February 28, 2015, primarily because the number of our full-time teachers increased from 3,364 for the fiscal year ending February 28, 2014 to 4,367 for the fiscal year ended February 28, 2015, and average teacher fees and performance-linked bonuses also increased. The number of contract teachers decreased slightly from 1,282 to 1,158 during the same period. Staff costs, which primarily consist of salaries, benefits and performance-linked bonuses for personnel providing educational service support and base salaries and other compensation for full-time teachers, increased from $21.6 million for the fiscal year ended February 28, 2014 to $26.1 million for the fiscal year ended February 28, 2015. This increase was mainly due to an increase in the number of our staff to expand our network and operations by opening new learning centers and service centers and an increase in the average salaries of our existing personnel who provide educational service support. Rental costs for our facilities increased from $44.0 million for the fiscal year ended February 28, 2014 to $60.4 million for the fiscal year ended February 28, 2015, primarily due to the increase in the leased space of learning centers and service centers from approximately 242,100 square meters as of February 28, 2014 to approximately 317,000 square meters as of February 28, 2015. To a lesser extent, the increase in our cost of revenues was due to increases in the depreciation and amortization costs of our property and equipment, which was primarily a result of the expansion of our learning centers. Cost of revenues for the fiscal year ended February 28, 2015 included $47.8 thousand in share-based compensation expenses, as compared to $47.9 thousand for the fiscal year ended February 28, 2014.

  Gross Profit

        As a result of the foregoing, our gross profit increased by 42.2% from $162.4 million for the fiscal year ended February 28, 2014 to $230.9 million for the fiscal year ended February 28, 2015. Our gross profit margin increased from 51.7% for the fiscal year ended February 28, 2014 to 53.2% for the fiscal year ended February 28, 2015. The increase in our gross profit margin in the fiscal year ended February 28, 2015 was primarily due to an increase in net revenues for the fiscal year ended February 28, 2015 resulting primarily from an enrollments increase from approximately 1,073,950 as of February 28, 2014 to approximately 1,494,430 as of February 28, 2015, the improvement of our teachers and facility utilization rates and tighter control of other costs.

  Operating Expenses

        Our operating expenses increased by 54.7% from $106.1 million for the fiscal year ended February 28, 2014 to $164.1 million for the fiscal year ended February 28, 2015. This increase primarily resulted from increases in both our selling and marketing expenses and general and administrative expenses.

        Selling and Marketing Expenses.    Our selling and marketing expenses increased by 50.7% from $35.8 million for the fiscal year ended February 28, 2014 to $53.9 million for the fiscal year ended February 28, 2015. This increase was primarily due to an increase in salaries and benefits for our selling and marketing personnel from $23.2 million for the fiscal year ended February 28, 2014 to $34.1 million for the fiscal year ended February 28, 2015. We increased the number of our sales and marketing personnel by approximately 520 and also increased salaries for many of our existing sales and marketing personnel during the fiscal year ended February 28, 2015 to support a greater number of program and service offerings and larger learning center network. Advertising expenses for marketing promotion increased from $4.5 million for the fiscal year ended February 28, 2014 to $4.7 million for the fiscal year ended February 28, 2015. Selling and marketing expenses for the fiscal year ended February 28, 2015 also included $2.1 million in share-based compensation expenses, as compared to $1.2 million for the fiscal year ended February 28, 2014.

        General and Administrative Expenses.    Our general and administrative expenses increased by 56.8% from $70.3 million for the fiscal year ended February 28, 2014 to $110.2 million for the fiscal year ended February 28, 2015. This increase was primarily due to an increase in compensation for our general and administrative personnel from $36.2 million for the fiscal year ended February 28, 2014 to $54.5 million for the fiscal year ended February 28, 2015. This increase was primarily due to an increase in the number of general and administrative staff and average salaries and benefits provided to them, in particular personnel supporting our online education initiatives and other new programs and service offerings, an increase in the headcount of our full-time teachers who are also engaged in content development and teacher training in addition to their class hour commitments, as well as the expansion of our office spaces as we increased the scale of our business. General and administrative expenses for the fiscal year ended February 28, 2015 included $16.3 million in share-based compensation expenses, as compared to $7.1 million for the fiscal year ended February 28, 2014.

  Interest Income

        We had interest income of $16.6 million for the fiscal year ended February 28, 2015, compared to $9.4 million for the fiscal year ended February 28, 2014. Our interest income in both fiscal years consisted primarily of interest earned on our cash and cash equivalents deposited in commercial banks.

  Government Subsidies

        We received government subsidies related to government sponsored projects and recorded such government subsidies as a liability when such government subsidies were received and recorded it as other operating income when there was no further performance obligation. We received government subsidies of $0.4 million for the fiscal year ended February 28, 2015, compared to $1.1 million for the fiscal year ended February 28, 2014. We recorded $1.1 million and $0.5 million government subsidies as other operating income for the fiscal years ended February 28, 2014 and 2015, respectively.

  Other Income/(Expenses)

        We incurred other expenses of $2.0 million for the fiscal year ended February 28, 2015, compared to $0.1 million of other income for the fiscal year ended February 28, 2014. Our other expenses for the fiscal year 2015 was mainly due to foreign exchange losses. As we hold a significant portion of our cash balance in RMB and report in U.S. dollars, we benefit from exchange gains in times of relative strength of the Renminbi and incur exchange losses in times of relative strength of the U.S. dollar.

  Provision for Income Tax

        Our provision for income tax increased from $6.7 million for the fiscal year ended February 28, 2014 to $9.4 million for the fiscal year ended February 28, 2015, primarily due to the increase of income before income taxes.

  Net Income

        As a result of the foregoing, our net income increased by 10.8% from $60.6 million for the fiscal year ended February 28, 2014 to $67.1 million for the fiscal year ended February 28, 2015.

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

  Cost of Revenues

        Our cost of revenues increased by 30.9% from $115.7 million for the fiscal year ended February 28, 2013 to $151.5 million for the fiscal year ended February 28, 2014. This increase was largely driven by the increase in teacher fees and performance-linked bonuses from $51.3 million for the fiscal year ended February 28, 2013 to $66.7 million for the fiscal year ended February 28, 2014, primarily due to the increase in the number of our full-time teachers from 2,787 for the fiscal year ending February 28, 2013 to 3,364 for the fiscal year ended February 28, 2014, as well as increases in average teacher fees and performance-linked bonuses. The number of contract teachers increased slightly from 1,263 to 1,282 during the same period. Staff costs, which primarily consist of salaries, benefits and performance-linked bonuses for personnel providing educational service support and base salaries and other compensation for full-time teachers, increased from $17.9 million for the fiscal year ended February 28, 2013 to $21.6 million for the fiscal year ended February 28, 2014. This increase was mainly due to an increase in the number of our staff to expand our network and operations by opening new learning centers and service centers and an increase in the average salaries of our existing personnel who provide educational service support. Rental costs for our facilities increased from $33.6 million for the fiscal year ended February 28, 2013 to $44.0 million for the fiscal year ended February 28, 2014, primarily due to the increase in the leased space of learning centers and service centers from approximately 191,900 square meters as of February 28, 2013 to approximately 242,100 square meters as of February 28, 2014. To a lesser extent, the increase in our cost of revenues was due to increases in the depreciation and amortization costs of our property and equipment, which was primarily a result of the expansion of our learning centers. Cost of revenues for the fiscal year ended February 28, 2014 included $47.9 thousand in share-based compensation expenses, as compared to $0.1 million for the fiscal year ended February 28, 2013.

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

  Other Income

        Our other income was $0.1 million for the fiscal year ended February 28, 2014, compared to $0.8 million of other income for the fiscal year ended February 28, 2013. Our other income of $0.1 million for the fiscal year 2014 was a net result of $1.3 million of expenses and $1.4 million of income for the fiscal year 2014. The other expenses for the fiscal year 2014 were mainly due to our donations to victims of the Ya'an earthquake, the TAL Charitable Foundation and the Peking University Education Foundation. The income for the fiscal year 2014 was primarily driven by exchange gains. As we hold the vast majority of our cash balance in RMB and report in U.S. dollars, we benefit from exchange gains in times of relative strength of the Renminbi and incur exchange losses in times of relative strength of the U.S. dollar.

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

Inflation

        According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index in China for February 2013, 2014 and 2015 were increases of 3.2%, 2.0% and 1.4% respectively. Inflation has had some impact on our operations in recent years, in the form of higher salaries for our teachers and other staff and higher rental payments for certain of the office space and service center and learning center space we lease. We can provide no assurance that we will not continue to be affected in the future by higher rates of inflation in China, or that we will be able to adjust our tuition rates to mitigate the impact of inflation on our results of operations.

Recently Adopted Accounting Pronouncements

        In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefits when a net operating loss carryforward, a similar tax loss or a tax credit carryforward exists. The objective of this Accounting Standards Updates, or ASU, is to eliminate discrepancies in practice resulting from a lack of guidance on this topic under the current U.S. GAAP.

        The amendments in this ASU state that an unrecognized tax benefit or a portion thereof should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward, with the following exception. To the extent a net operating loss carryforward, a similar tax loss or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position, or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.

        This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The adoption of this guidance did not have a significant effect on our consolidated financial statements.

        In April 2015, the FASB issued a new pronouncement which changes the presentation of debt issuance costs in financial statements. Under the ASU, an entity presents such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs is reported as interest expense. The ASU specifies that "debt issuance costs related to a note shall be reported in the balance sheet as a direct deduction from the face amount of that note" and that "amortization of debt issuance costs also shall be reported as interest expense." The ASU's Basis for Conclusions observes that, in practice, debt issuance costs incurred before the associated funding is received (i.e., before the issuance of the debt liability) are deferred on the balance sheet until that debt liability amount is recorded.

        The amendments do not affect the current guidance on the recognition and measurement of debt issuance costs. For example, the costs of issuing convertible debt would not change the calculation of the intrinsic value of an embedded conversion option that represents a beneficial conversion feature under ASC 470-20-30-13. Entities thus may still need to track debt issuance costs separately from a debt discount.

        For public business entities, the amendments are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption of the amendments is permitted for financial statements that have not been previously issued.

        The amendments should be applied on a retrospective basis, wherein the balance sheet of each individual period presented should be adjusted to reflect the period-specific effects of applying the new guidance. Upon transition, an entity is required to comply with the applicable disclosures for a change in an accounting principle. These disclosures include the nature of and reason for the change in accounting principle, the transition method, a description of the prior-period information that has been retrospectively adjusted, and the effect of the change on the financial statement line items (i.e., debt issuance cost asset and the debt liability). The adoption of this guidance did not have a significant effect our consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

        In May 2014, the FASB issued a new pronouncement which affects any entity using U.S. GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This ASU supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles—Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU.

        The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

        Step 1: Identify the contract(s) with a customer.

        Step 2: Identify the performance obligations in the contract.

        Step 3: Determine the transaction price.

        Step 4: Allocate the transaction price to the performance obligations in the contract.

        Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

        For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted.

        An entity should apply the amendments in this ASU using one of the following two methods:

  1.
  Retrospectively to each prior reporting period presented and the entity may elect any of the following practical expedients:

  •
  For completed contracts, an entity need not restate contracts that begin and end within the same annual reporting period.

  •
  For completed contracts that have variable consideration, an entity may use the transaction price at the date the contract was completed rather than estimating variable consideration amounts in the comparative reporting periods.

  •
  For all reporting periods presented before the date of initial application, an entity need not disclose the amount of the transaction price allocated to remaining performance obligations and an explanation of when the entity expects to recognize that amount as revenue.

  2.
  Retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application. If an entity elects this transition method it also should provide the additional disclosures in reporting periods that include the date of initial application of:

        The amount by which each financial statement line item is affected in the current reporting period by the application of this ASU as compared to the guidance that was in effect before the change. An explanation of the reasons for significant changes.

        We are in the process of evaluating the impact of this pronouncement to our consolidated financial statements.

        In June 2014, the FASB issued a new pronouncement which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation—

Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved.

        The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted.

        Entities may apply the amendments in this ASU either: (a) prospectively to all awards granted or modified after the effective date; or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. If retrospective transition is adopted, the cumulative effect of applying this ASU as of the beginning of the earliest annual period presented in the financial statements should be recognized as an adjustment to the opening retained earnings balance at that date. In addition, if retrospective transition is adopted, an entity may use hindsight in measuring and recognizing the compensation cost. We do not expect the adoption of this pronouncement will have a significant effect on our consolidated financial position or results of operations.

        In August 2014, the FASB issued an authoritative pronouncement related to disclosure of uncertainties about an entity's ability to continue as a going concern. The update provides guidance on management's responsibility to evaluate whether there is substantial doubt about a company's ability to continue as a going concern and requires related footnote disclosures. The amendments are effective for annual periods ending after December 15, 2016, and interim periods thereafter. Early adoption is permitted.

        In May 2015, the FASB issued a pronouncement which provides amendments on the disclosure for fair value measured investments in certain entities that calculate net asset value per share (or its equivalent). The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The amendments apply to reporting entities that elect to measure the fair value of an investment within the scope of paragraphs 820-10-15-4 through 15-5 using the net asset value per share (or its equivalent) practical expedient in paragraph 820-10-35-59.

        The amendments are effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. A reporting entity should apply the amendments retrospectively to all periods presented. The retrospective approach requires that an investment for which fair value is measured using the net asset value per share practical expedient be removed from the fair value hierarchy in all periods presented in an entity's financial statements. Earlier application is permitted. We do not expect the adoption of this pronouncement will have a significant effect on our consolidated financial position or results of operations.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

        In recent years, we have financed our operations and the expansion of our business primarily through cash flows from operations, proceeds from our initial public offering in October 2010 and our offering of convertible senior note in May 2014. As of February 28, 2015, we had $470.2 million in cash and cash equivalents, 21.2 million in bank term deposits and no bank borrowings. Our cash and cash equivalents consist of cash on hand and bank deposits that are placed with banks and other financial institutions and which are either unrestricted as to withdrawal or use, or have remaining maturities of three months or less when purchased.

        The following table sets forth a summary of our cash and cash equivalents, bank deposits and restricted cash inside and outside China as of February 28, 2015.

	Cash and cash equivalents in RMB	Cash and cash equivalents in U.S. dollars	Total cash and cash equivalents	Term deposits in RMB	Term deposits in U.S. dollars	Total term deposits	Restricted cash in RMB	Restricted cash in U.S. dollars	Total restricted cash
	(in thousands)
Entities outside China	$130,620	$41,781	$172,401	—	—	—	—	—	—
VIEs in China	161,603	—	161,603	542	—	542	4,379	—	4,379
Non-VIEs in China	134,700	1,453	136,153	20,688	—	20,688	—	—	—
Entities inside China	296,303	1,453	297,756	21,230	—	21,230	4,379	—	4,379

Total	$426,923	$43,234	$470,157	$21,230	—	$21,230	$4,379	—	$4,379

        Although we consolidate the results of Xueersi Education and Xueersi Network and their respective subsidiaries and schools as well as the results of Beijing Dongfangrenli, our access to the cash balances or future earnings of Xueersi Education, Xueersi Network and Beijing Dongfangrenli and their respective subsidiaries and schools, as applicable, is only through our contractual arrangements with Xueersi Education, Xueersi Network, Beijing Dongfangrenli and their respective shareholders, subsidiaries and schools. See "Item 4.C.—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities." For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see "—Holding Company Structure."

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

        The following table sets forth a summary of our cash flows for the periods indicated.

	For the Years Ended February 28,
	2013	2014	2015
	(in thousands of $)
Net cash provided by operating activities	$65,410	$101,558	$147,578
Net cash (used) in investing activities	(28,119)	(17,403)	(145,785)
Net cash (used)/provided in financing activities	(41,465)	—	201,838
Effect of foreign exchange rate changes	675	695	(3,405)
Net increase / (decrease) in cash and cash equivalents	(3,499)	84,850	200,226
Cash and cash equivalents at the beginning of the period	188,580	185,081	269,931
Cash and cash equivalents at end of the period	$185,081	$269,931	$470,157

  Operating Activities

        Net cash provided by operating activities amounted to $147.6 million in the fiscal year ended February 28, 2015, as compared to $101.6 million in the fiscal year ended February 28, 2014. Net cash provided by operating activities in the fiscal year ended February 28, 2015 reflected net income of $67.1 million, adjusted by certain non-cash expenses, including share-based compensation expenses of $18.4 million, depreciation of property and equipment of $11.7 million, gain on fair value change of long-term investment of $1.2 million, loss from equity method investment of 0.7 million, and amortization of intangible assets of $0.7 million. Additional major factors affecting operating cash flow in the fiscal year ended February 28, 2015 included an increase in deferred revenues of $45.2 million due to the increased amount of course fees received during the period, an increase in accrued expenses and other current liabilities of $10.3 million, primarily due to an increase in accrued employee salary expenses and welfare benefits; an increase in prepaid expenses and other current assets of $8.3 million, an decrease in income tax receivable of $6.6 million and an increase in rental deposit of $3.7 million.

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

  Investing Activities

        Net cash used in investing activities amounted to $145.8 million in the fiscal year ended February 28, 2015, as compared to $17.4 million in the fiscal year ended February 28, 2014. Net cash used in investing activities in the fiscal year ended February 28, 2015 primarily related to purchase of property and equipment of $30.7 million (mainly for leasehold improvement of the learning centers and service centers, purchase of computers, office equipment and other equipment), term deposit of $21.2 million, minority equity investment of $18.0 million in Minerva, minority equity investment of $15.0 million in Guokr, loans to third parties of $9.7 million, payment of $6.1 million for an online to offline community service platform, payment of $6.0 million for Muchong.com and other acquisitions, payment of $5.0 million for a third-party technology company, payment of $4.3 million for an online education company, and payment of $27.0 million for other long-term investments.

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

  Financing Activities

        Net cash provided by financing activities amounted to 201.8 million in the fiscal year ended February 28, 2015, as compared to nil in the fiscal year ended February 28, 2014. Net cash provided by financing activities in the fiscal year ended February 28, 2015 was primarily attributable to the proceeds of $224.7 million from the issuance of convertible senior notes, net of issuance costs, and partially offset by the payment of $22.9 million for capped call options.

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

Holding Company Structure

  Overview

        We are a holding company with no material operations of our own. Aside from our personalized premium tutoring services in Beijing conducted by our PRC subsidiaries, Huanqiu Zhikang and

Zhixuesi Beijing, we conduct substantially all of our education business in China through contractual arrangements among TAL Beijing, which is our wholly-owned PRC subsidiary, Xueersi Education, Xueersi Network and Beijing Dongfangrenli, which are our Consolidated Affiliated Entities in China, and the respective shareholders, subsidiaries and schools of each of Xueersi Education, Xueersi Network and Beijing Dongfangrenli. See "Item 4.C.—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities" for a summary of these contractual arrangements. In the fiscal years ended February 28, 2013, 2014 and 2015, our Consolidated Affiliated Entities contributed 82.6%, 86.7% and 90.6%, respectively, of our total net revenues, and Huanqiu Zhikang and Zhixuesi Beijing contributed 17.4%, 13.3% and 9.4%, respectively, of our total net revenues.

        Conducting most of our operations through contractual arrangements with our Consolidated Affiliated Entities in China entails a risk that we may lose effective control over our Consolidated Affiliated Entities, which may result in our being unable to consolidate their financial results with our results and may impair our access to their cash flow from operations and thereby reduce our liquidity. See "Item 3.D.—Risk Factors—Risks Related to Our Corporate Structure" for more information, including the risk factors titled "If the PRC government determines that the agreements that establish the structure for operating our business in China are not in compliance with applicable PRC laws and regulations, we could be subject to severe penalties" and "We rely on contractual arrangements with our Consolidated Affiliated Entities for our PRC operations, which may not be as effective in providing operational control as direct ownership."

  Dividend Distributions

        As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends upon dividends and other distributions paid to us by our PRC subsidiaries. The amount of dividends paid by our PRC subsidiaries to us primarily depends on the service fees paid to our PRC subsidiaries from our Consolidated Affiliated Entities, and, to a lesser degree, our PRC subsidiaries' retained earnings. In the fiscal years ended February 28, 2013, 2014 and 2015, TAL Beijing and its designated PRC subsidiaries collectively charged $46.1 million, $74.1 million and $97.6 million in service fees, respectively, to our Consolidated Affiliated Entities. The Consolidated Affiliated Entities collectively paid $37.8 million, $66.5 million and $99.5 million in service fees to TAL Beijing and its designated PRC subsidiaries in the fiscal years ended February 28, 2013, 2014 and 2015, respectively. As of fiscal year end February 28, 2013, 2014 and 2015, the balance of the amount payable for the fees was $13.0 million, $20.6 million and $18.7 million, respectively.

        Under PRC law, each of our PRC subsidiaries and Consolidated Affiliated Entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital and to further set aside a portion of its after-tax profit to fund the reserve fund at the discretion of our board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. In addition, at the end of each fiscal year, each of the private schools our company owns in China is required to allocate a certain amount out of its annual net income, if any, to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. For our 23 private schools which have elected to require reasonable returns, this amount shall be no less than 25% of the annual net income of the school, and for the remaining 14 private schools which have elected not to require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school, if any. Our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

        Pursuant to contractual arrangements that TAL Beijing has with each of Xueersi Education, Xueersi Network and Beijing Dongfangrenli, the earnings and cash of each of Xueersi Education, Xueersi Network and Beijing Dongfangrenli (including dividends received from their respective subsidiaries and schools) are used to pay service fees in RMB to TAL Beijing or its designated affiliates, in the manner and amount set forth in these agreements. After paying the applicable withholding taxes, making appropriations for its statutory reserve requirement and retaining any profits from accumulated profits, the remaining net profits of TAL Beijing and its designated affiliates would be available for distribution to TAL Hong Kong and from TAL Hong Kong to our company. Please see "Item 3.D.—Key Information—Risk Factors—Risks Related to Doing Business in China—Dividends we receive from our operating subsidiaries located in China may be subject to PRC withholding tax." and "Item 5.A.—Operating Results—Taxation—PRC" for detailed discussions on withholding taxes; and see "Item 4.B.—Business Overview—PRC Regulation—Regulations on Dividend Distribution" for a detailed discussion on statutory reserve requirement. As of February 28, 2015, the net assets of our PRC subsidiaries and Consolidated Affiliated Entities which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate $39.3 million, and the net assets of our PRC subsidiaries and Consolidated Affiliated Entities which were unrestricted and thus available for distribution was in aggregate $262.0 million.

        We do not believe that these restrictions on the distribution of our net assets will have a significant impact on our ability to timely meet our financial obligations in the future. See "Item 3.D.—Risk Factors—Risks Related to Doing Business in China—We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could limit our ability to pay dividends to holders of our ADSs and common shares" for more information.

        Furthermore, cash transfers from our PRC subsidiaries to our subsidiaries in Hong Kong are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and our Consolidated Affiliated Entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See "Item 3.D.—Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment."

Capital Expenditures

        For the fiscal years 2013 to 2015, our primary capital expenditures have been purchase of office space, leasehold improvements, and investment in computers, network equipment, software, facilities and intangible assets. Our capital expenditures were $6.9 million, $10.9 million and $30.7 million for the fiscal years ended February 28, 2013, 2014 and 2015, respectively, representing 3.1%, 3.5% and 7.1% of our total net revenues for such year, respectively. Please see "Item 4.D.—Information on the Company—Property, Plants and Equipment" for more information.

C. Research and Development, Patents, and Licenses, etc.

        Our competitive advantages in the PRC after-school tutoring service market is supported by our up-to-date technology platform, our strong in-house ability in developing curricular and course materials, and a range of our intellectual property rights. In addition, we operate www.jzb.com (formerly www.eduu.com), a leading online education platform in China. The website serves as a gateway to our online courses, primarily offered through our website www.xueersi.com, and other websites dedicated to specific topics. We also offer select educational content through mobile applications. Our online platform facilitates direct and frequent communications with and among our existing and prospective students, which forms an important part of our efforts to provide a supportive learning environment to our students and support our overall sales and marketing activities. For detailed information about our online course offering, see "Item 4.B.—Information on the Company—

Business Overview—Our Tutoring Services—Online Courses." We have a strong in-house team responsible for developing, updating and improving our curricula and course materials, and substantially all of our education content, excluding English course materials, is developed in-house. See "Item 4.B.—Information on the Company—Business Overview—Our Curricula and Course Materials" for detailed information. Our online platform, course contents and our other intellectual property rights are protected by a combination of PRC laws and regulations that protect trademarks, copyrights, domain names, know-how and trade secrets, as well as confidentiality agreements. For more information about our brands and intellectual property rights, see "Item 4.B. Information on the Company—Business Overview—Intellectual Property." For the fiscal years ended February 28, 2013, 2014 and 2015, we did not have significant research and development policies and expenditures.

D. Trend Information

        Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended February 28, 2015 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

        We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders' equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F. Tabular Disclosure of Contractual Obligations

        The following table sets forth our contractual obligations as of February 28, 2015:

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousand $)
Operating lease obligations(1)	$264,943	$60,286	$95,898	$63,688	$45,071
Acquisitions and investments obligations(2)	5,484	5,484	—	—	—

Total	$270,427	$65,770	$95,898	$63,688	$45,071

Notes:

(1)
Represents our non-cancelable leases for our offices, learning centers and service centers.

(2)
Represents obligations in connection with several investments and acquisitions as of February 28, 2015.

G. Safe Harbor

        See "Forward Looking Statements" on page 2 of this annual report.

Item 6.    Directors, Senior Management and Employees

A. Directors and Senior Management

        The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Bangxin Zhang	34	Chairman of the Board of Directors and Chief Executive Officer
Joseph Kauffman	37	Director
Jane Jie Sun	46	Independent Director
Wei Wang	46	Independent Director
Shanyou Li	43	Independent Director
Rong Luo	33	Chief Financial Officer
Yachao Liu	33	Senior Vice President
Yunfeng Bai	33	Senior Vice President

        Bangxin Zhang is one of our founders and has served as our chairman and chief executive officer since our inception. Mr. Zhang has been instrumental to the development and success of our business. Mr. Zhang provides vision, overall management, and strategic decision-making relating to marketing, investment planning, and corporate development. Mr. Zhang received his bachelor's degree in Life Sciences from Sichuan University in 2001, was in the postgraduate program of the Life Science School of Peking University from 2002 to 2007, and received an EMBA degree from China Europe International Business School in 2009.

        Joseph Kauffman has served as our director since October 2014, and was our chief financial officer from June 2010 to October 2014. Mr. Kauffman currently also serves as the chief financial officer of Credit Karma, Inc. Prior to joining us in 2010, Mr. Kauffman headed business development and strategic investment at New Oriental Education & Technology Group Inc., where he joined the senior management team before its initial public offering on the New York Stock Exchange in 2006. Between 1999 and 2004, Mr. Kauffman held various corporate development, strategy, and operating roles at The Coca-Cola Company in China. Mr. Kauffman received his bachelor's degree from Williams College in 1999 and an MBA degree from the Harvard Business School in 2006.

        Jane Jie Sun has served as our independent director since October 2010. Ms. Sun has extensive experience in SEC reporting, finance and accounting. She has served as the chief operating officer of Ctrip.com International, Ltd, or Ctrip, a NASDAQ-listed company, since May 2012, and as chief financial officer of Ctrip from December 2005 to April 2012. Prior to joining Ctrip, Ms. Sun served as the head of the SEC and External Reporting Division of Applied Materials, Inc., where she worked from 1997 to 2005. Prior to joining Applied Materials, Inc., Ms. Sun worked with KPMG LLP in Silicon Valley, California for five years. Ms. Sun is a member of the American Institute of Certified Public Accountants and a member of the State of California Certified Public Accountants. Ms. Sun received her bachelor's degree from the Business School of the University of Florida with High Honors. She also attended the undergraduate program at Beijing University Law School from 1987 to 1989.

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

        Shanyou Li has served as our independent director since October 2014. Mr. Li is currently an adjunct professor of entrepreneurship at China Europe International Business School, or CEIBS. He is also the founder of CEIBS China Entrepreneurial Leadership Camp and serves as its executive director. Prior to joining CEIBS in 2011, Mr. Li founded www.ku6.com in 2006 and served as its chief executive officer until 2011. Before starting up his own business, Mr. Li served as a senior vice president and editor-in-chief at Sohu.com Inc. Mr. Li received his bachelor's degree in mathematics from Nan Kai University, and his EMBA degree from CEIBS.

        Rong Luo has served as our chief financial officer since November 2014. Prior to joining us, Mr. Luo was the chief financial officer of eLong Inc, a NASDAQ-listed online travel agency company, from 2013 to 2014. Before that, Mr. Luo was finance senior manager (China) for the Lenovo Group. Prior to Lenovo, Mr. Luo held a number of positions in Beijing and Seattle in the finance function of the Microsoft Corporation, including analyst, manager and senior manager. Mr. Luo holds a double major bachelor's degree in economics and information management & systems from Peking University, a master's degree in management science and engineering from Tsinghua University.

        Yachao Liu has served as our senior vice president since April 2011 and has been in charge of our strategic investments since November 2014. From February 2013 to October 2014, Dr. Liu was in charge of our online course offerings. From May 2012 to January 2013, Dr. Liu was in charge of our enterprise planning division and information management center in addition to our online course offerings. From April 2011 to April 2012, Dr. Liu was in charge of our teaching and research division, teachers' training school, information management center and network operation center. From January 2008 to April 2011, Dr. Liu was our vice president and was in charge of our online course offerings. From September 2005 to January 2008, Dr. Liu was director of our middle school division. Dr. Liu received his bachelor's degree in Mechanics from Peking University in 2003 and Ph.D. from the Institute of Mechanics of the Chinese Academy of Science in 2008.

        Yunfeng Bai has served as our senior vice president since April 2011 and is in charge of our Xueersi Peiyou small-class business throughout China. From June 2008 to April 2011, Mr. Bai served as our vice president, and in this capacity he oversaw our personalized premium services. Mr. Bai founded our high school division in 2005 and was the director of our Beijing operations from June 2006 through May 2008. Mr. Bai received his bachelor's degree in Engineering Automation from Beijing University of Aeronautics and Astronautics in 2003, attended the CEO class of Guanghua Management School of Peking University between 2008 and 2009 and graduated from the EMBA program of China Europe International Business School in 2012.

Employment Agreements

        We have entered into employment agreements with each of our executive officers. Under these agreements, each of our senior executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer's employment without cause upon one-month advance written notice. The executive officer may terminate the employment at any time with a one-month advance written notice under certain circumstances.

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

        In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and for half a year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our clients, customers or contacts or other persons or entities introduced to the executive officer for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer's termination, or in the year preceding such termination.

B. Compensation

        For the fiscal year ended February 28, 2015, the aggregate cash compensation we paid to our executive officers as a group was approximately $1.3 million. We do not pay our non-executive directors in cash for their services on our board. For the fiscal year ended February 28, 2011, we granted a total of 2,125,000 restricted Class A common shares to our executive officers. For the fiscal year ended February 29, 2012, we granted a total of 208,000 restricted Class A common shares to our non-executive directors, 24,000 of which were subsequently cancelled upon the resignation of one of our non-executive directors during the fiscal year ended February 29, 2012 and we did not grant any restricted Class A common shares to our executive officers. For the fiscal year ended February 28, 2014, we granted a total of 800,000 restricted Class A common shares to our executive directors or our executive officers. For the fiscal year ended February 28, 2015, we granted 899,000 restricted Class A common shares to our executive officers and non-executive directors. For the fiscal year ended February 28, 2015, we recognized a total share-based compensation expense of $3.1 million for our executive officers and non-executive directors. For more information, see "Item 6.B.—Directors, Senior Management and Employees—Compensation—Share Incentive Plan."

Share Incentive Plan

        In June 2010, we adopted our 2010 Share Incentive Plan in order to attract and retain the qualified personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The plan permits the grant of options to purchase our Class A common shares, restricted shares, restricted share units, share appreciation rights, dividend equivalent rights and other instruments as deemed appropriate by the administrator under the plan. In August 2013, we amended and restated the 2010 Share Incentive Plan. Pursuant to the amended and restated 2010 Share Incentive Plan, the maximum aggregate number of Class A common shares that may be issued pursuant to all awards under our share incentive plan is equal to five percent (5%) of the total issued and outstanding shares as of the date when the amended and restated 2010 Share Incentive Plan became effective; provided that, the shares reserved shall be increased automatically if and whenever the unissued shares reserved accounts for less than one percent (1%) of the total then issued and outstanding shares, as a result of which increase the shares unissued and reserved in the Award Pool immediately after each such increase shall equal to five percent (5%) of the then issued and outstanding shares. As of May 8, 2015, we granted 24,111,480 restricted Class A common shares and 450,000 share options to purchase 450,000 Class A common shares under this plan to our employees, consultants and directors.

        The following table summarizes, as of May 8, 2015, the share options and restricted shares granted and outstanding under our share incentive plan to our directors and executive officers and to other individuals as a group.

Name	Number of Class A Common Shares Underlying Share Options and Class A Restricted Shares	Exercise Price ($/share)	Date of Grant	Date of Expiration
Joseph Kauffman	*(1)	—	July 26, 2010/ October 26, 2014	10 years from the date of the grant
Jane Jie Sun	*(1)	—	April 8, 2011/ June 13, 2011/ October 26, 2014	10 years from the date of the grant
Wei Wang	*(1)	—	June 13, 2011/ October 26, 2014	10 years from the date of the grant
Shanyou Li	*(1)	—	October 26, 2014	10 years from the date of the grant
Rong Luo	*(1)	—	October 26, 2014/ April 26, 2015/	10 years from the date of the grant
	*	$16.095	April 26, 2015	10 years from the date of the grant
Yachao Liu	*(1)	—	July 26, 2010/ October 25, 2013/ March 1, 2014	10 years from the date of the grant
Yunfeng Bai	*(1)	—	July 26 2010/ October 25, 2013/ March 1, 2014	10 years from the date of the grant
Directors and officers as a group	1,729,000	$16.095	—	10 years from the date of the grant
Other individuals as a group	12,598,146	$16.095	—	10 or 11 years from the date of the grant

Total	14,327,146	—	—	—

*
Less than 1% of the outstanding common shares.

(1)
Restricted shares.

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

        Awards and Award Agreement.    Pursuant to our amended and restated 2010 Share Incentive Plan, we may grant options, restricted shares, restricted share units, share appreciation rights, dividend equivalent rights or other instruments to our directors, employees or consultants. Awards granted under our plan are evidenced by award agreements that set forth the terms, conditions and limitations for each award, which may include the term of an award, the provisions applicable in the event the participant's employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.

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

C. Board Practices

Composition of Board of Directors

        Our board of directors consists of five directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company must declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at the board meeting at which such contract or proposed contract or arrangement is considered. Subject to our memorandum and articles of association, the directors may exercise all the powers of our company to borrow money and to mortgage its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party.

Code of Business Conduct and Ethics

        Our code of business conduct and ethics provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our company's interests when the opportunity to do so arises.

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

Committees of the Board of Directors

        Our board of directors has three committees, namely the audit committee, the compensation committee and the nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee's members and functions are described below.

        Audit Committee.    Our audit committee consists of Ms. Jane Jie Sun, Mr. Shanyou Li and Mr. Wei Wang. Ms. Sun, Mr. Li and Mr. Wang satisfy the "independence" requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. Ms. Sun is the chair of our audit committee. Our board of directors has determined that Ms. Sun is an audit committee financial expert as defined in the instructions to Item 16A of Form 20-F. Each of Mr. Li and Mr. Wang are financially literate. The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the independent auditor's qualifications and independence and (iv) the performance of our internal audit function and independent auditor. The audit committee is responsible for, among other things:

  •
  appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

  •
  reviewing with the independent auditors any audit problems or difficulties and management's response;

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

        Compensation Committee.    Our compensation committee consists of Mr. Shanyou Li, Mr. Wei Wang and Ms. Jane Jie Sun. Mr. Li, Mr. Wang and Ms. Sun satisfy the "independence" requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Mr. Li is the chair of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

        Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee consists of Mr. Wei Wang, Mr. Shanyou Li and Ms. Jane Jie Sun. Mr. Wang, Mr. Li and Ms. Sun satisfy the "independence" requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Mr. Wang is the chair of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

        We had 5,808, 6,375 and 8,254 full-time employees as of February 28, 2013, 2014 and 2015, respectively. Of our total number of full-time employees as of February 28, 2015, 3,836 were located in Beijing, 817 were located in Shanghai and 3,601 were located in other places in China.

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

E. Share Ownership

        The following table sets forth information with respect to the beneficial ownership of our common shares (including shares represented by our ADSs), as of May 8, 2015, by:

  •
  each of our directors and executive officers; and

  •
  each person known to us to own beneficially more than 5% of our common shares.

	Shares Beneficially Owned
	Number(1)	%(2)	% of Voting Power(3)
Directors and Executive Officers:
Bangxin Zhang(4)	59,550,000	37.3%	74.2%
Joseph Kauffman(5)	*
Jane Jie Sun(6)	*
Wei Wang(7)	*
Shanyou Li(8)	*
Rong Luo	*
Yachao Liu(9)	9,001,250	5.6%	11.0%
Yunfeng Bai(10)	3,093,500	1.9%	3.9%
All directors and executive officers as a group	71,644,750	44.8%	89.0%
Principal Shareholders:
Bright Unison Limited(11)	59,550,000	37.3%	74.2%
UBS Global Asset Management division of UBS Group AG(12)	13,769,064	8.6%	1.7%
Perfect Wisdom International Limited(13)	8,812,500	5.5%	11.0%

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

(2)
For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (1) 159,827,876, being the number of common shares issued as of May 8, 2015, and (2) the number of shares such person or group has the right to acquire or receive within 60 days after May 8, 2015.

(3)
Percentage of total voting power represents voting power with respect to all of our Class A and Class B common shares, as a single class. As of May 8, 2015, our issued and outstanding share capital consisted of 88,371,876 Class A common shares and 71,456,000 Class B common shares. Each holder of our Class B common shares is entitled to ten votes per Class B common share and each holder of Class A common shares is entitled to one vote per Class A common share held by our shareholders on all matters submitted to them for a vote. Our Class A common shares and Class B common shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B common shares are convertible at any time by the holder into Class A common shares on a 1:1 basis.

(4)
Consists of 59,550,000 Class B common shares held by Bright Unison Limited, a British Virgin Islands company. Bangxin Zhang is the sole shareholder and the sole director of Bright Unison Limited. Bangxin Zhang's business address is 12/F, Danling SOHO, 6 Danling Street, Haidian District, Beijing 100080, People's Republic of China.

(5)
The business address of Mr. Kauffman is 1000 Mountain Home Rd, Woodside, California 94062..

(6)
The business address of Ms. Sun is 99 Fu Quan Road, Shanghai 200335, People's Republic of China.

(7)
The business address of Mr. Wang is 47 Kechuang Third Street, Daxing District, Beijing 102600, People's Republic of China.

(8)
The business address of Mr. Li is China-European International Business School, Haidian District, Beijing 100193, People's Republic of China.

(9)
Consists of 8,812,500 Class B common shares held by Perfect Wisdom International Limited, a British Virgin Islands company. Yachao Liu is the sole shareholder and the sole director of Perfect Wisdom International Limited. Yachao Liu's business address is 12/F, Danling SOHO, 6 Danling Street, Haidian District, Beijing 100080, People's Republic of China.

(10)
Consists of 3,093,500 Class B common shares held by Excellent New Limited, a British Virgin Islands company. Yunfeng Bai is the sole shareholder and the sole director of Excellent New Limited. Yunfeng Bai's business address is 12/F, Danling SOHO, 6 Danling Street, Haidian District, Beijing 100080, People's Republic of China.

(11)
Bright Unison Limited is a company incorporated in the British Virgin Islands. Bangxin Zhang is the sole shareholder and the sole director of Bright Unison Limited. Its registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(12)
Based on Schedule 13G filed with the SEC on February 13, 2015 by UBS Group AG (for the benefit and on behalf of the UBS Global Asset Management division of UBS Group AG), and consists of 13,769,064 Class A common shares held by the UBS Global Asset Management division of UBS Group AG and its subsidiaries and affiliates on behalf of clients. The principal business office of UBS Global AG is Bahnhofstrasse 45, Zuric, Switzerland.

(13)
Perfect Wisdom International Limited is a company incorporated in the British Virgin Islands. Yachao Liu is the sole shareholder and the sole director of Perfect Wisdom International Limited. Its registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

        Our common shares are divided into Class A common shares and Class B common shares. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. Holders of our Class B common shares may choose to convert their Class B common shares into the same number of Class A common shares at any time. See

"Item 10.B.—Additional Information—Memorandum and Articles of Association—Common Shares" for a more detailed description of our Class A common shares and Class B common shares.

        To our knowledge, as of May 8, 2015, 88,371,876 of our Class A common shares were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A common shares in the United States.

        For the restricted Class A common shares granted to our directors, officers, employees and consultants, please refer to "Item 6.B.—Directors, Senior Management and Employees—Compensation—Share Incentive Plan."

        We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.    Major Shareholders and Related Party Transactions

A. Major Shareholders

        Please refer to "Item 6.E.—Directors, Senior Management and Employees—Share Ownership."

B. Related Party Transactions

Transactions with Related Investees

        We have made loans to two minority interest investees. Accordingly, we had $159,502 of current loans due from related parties and $319,005 of non-current loans due from related parties as of February 28, 2015.

        We receive services from certain minority interest investees. We incurred $37,819 in services fees to related parties for the year ended February 28, 2015. We had $22,077 of current balance due to related parties as of February 28, 2015.

Contractual Arrangements with Our Consolidated Affiliated Entities

        Please refer to "Item 4.C.—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities."

Employment Agreement

        Please refer to "Item 6.A.—Directors, Senior Management and Employees—Directors and Senior Management—Employment Agreements."

Stock Incentives

        Please refer to "Item 6.B.—Directors, Senior Management and Employees—Compensation—Share Incentive Plan."

C. Interests of Experts and Counsel

        Not applicable.

Item 8.    Financial Information

  A. Consolidated Statements and Other Financial Information

        See "Item 18. Financial Statements."

Legal Proceedings

        See "Item 4.B.—Information on the Company—Business Overview—Legal Proceedings."

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

        We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash needs. To pay dividends to us, our subsidiaries in China shall comply with the current PRC laws and regulations. See "Item 3.D.—Key Information—Risk Factors—Risks Related to Doing Business in China—We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could limit our ability to pay dividends to holders of our ADSs and common shares."

B.    Significant Changes

        Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.    The Offer and Listing

A.    Offering and Listing Details

        See "—C. Markets"

B.    Plan of Distribution

        Not applicable.

C.    Markets

        Our ADSs, each representing two Class A common shares, have been listed on the New York Stock Exchange since October 20, 2010 and trade under the symbol "XRS." The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for the periods indicated.

	Trading Price
	High	Low
	$	$
Annual High and Low
Fiscal Year Ended February 28, 2011 (from October 20, 2010)	18.34	10.20
Fiscal Year Ended February 29, 2012	14.20	8.41
Fiscal Year Ended February 28, 2013	12.00	6.97
Fiscal Year Ended February 28, 2014	26.58	8.50
Fiscal Year Ended February 28, 2015	37.31	19.32
Quarterly Highs and Lows
First Quarter of Fiscal Year Ended February 28, 2014	11.39	8.50
Second Quarter of Fiscal Year Ended February 28, 2014	13.34	9.50
Third Quarter of Fiscal Year Ended February 28, 2014	20.44	11.79
Fourth Quarter of Fiscal Year Ended February 28, 2014	26.58	18.00
First Quarter of Fiscal Year Ended February 28, 2015	25.31	19.32
Second Quarter of Fiscal Year Ended February 28, 2015	35.23	22.59
Third Quarter of Fiscal Year Ended February 28, 2015	37.31	30.16
Fourth Quarter of Fiscal Year Ended February 28, 2015	31.73	26.11
Monthly Highs and Lows
December 2014	31.14	27.12
January 2015	31.73	26.11
February 2015	31.61	28.83
March 2015	33.84	30.20
April 2015	39.26	33.31
May 2015 (through May 27, 2015)	37.39	35.40

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

Registered Office and Objects

        Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands or at such other place within the Cayman Islands as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law, or any other law of the Cayman Islands.

Board of Directors

        See "Item 6.C.—Directors, Senior Management and Employees—Board Practices—Composition of Board of Directors."

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

        Voting Rights.    In respect to matters requiring shareholders' vote, each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. Shareholders may attend any shareholders' meeting and vote in person or by proxy, and in the case of a corporation or other non-natural person, by its duly authorized representative or proxy; we currently do not allow shareholders to vote electronically. Voting at any shareholders' meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or one or more shareholders holding at least 10% of the paid up voting share capital, present in person or by proxy.

        General Meetings and Shareholder Proposals.    As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders' annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders' meeting during each fiscal year, as required by the rules of the New York Stock Exchange. To hold a general meeting, at least ten days' notice shall be given specifying the place, the day and the hour of the meeting and the general nature of the business.

        Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company's articles of association. Our memorandum and articles of association allow our shareholders holding in aggregate at least one-third of our voting shares to requisition an extraordinary general meeting of the shareholders, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. In addition, extraordinary general meetings may be convened by our board of directors on its own initiative.

        A quorum required for a meeting of shareholders consists of at least one shareholder present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who holds no less than 10% of our voting share capital. Advance notice of at least ten days is required for the convening of our shareholders' annual general meeting and any extraordinary general meeting of our shareholders.

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

        If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days' notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

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

        Redemption, Repurchase and Surrender of Shares.    We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board or by special resolution. Our company may also repurchase any of our shares provided that the manner of such purchase has been approved by an ordinary resolution of our shareholders, or the manner of purchase is in accordance with the procedures set out in our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company's profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

C.    Material Contracts

        For the two years immediately preceding the date of this annual report, we have not entered into any material contracts, other than in the ordinary course of business, those in connection with the issuance of convertible senior notes or those described in "Item 4.C.—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities," "Item 4.D.—Information on the Company—Property, Plants and Equipment" or elsewhere in this annual report on Form 20-F.

D.    Exchange Controls

        The Cayman Islands currently have no exchange control restrictions. Also see "Item 4.B.—Information on the Company—Business Overview—PRC Regulation—Regulations on Foreign Currency Exchange."

E.    Taxation

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

People's Republic of China Taxation

  PRC EIT Law

        Under the PRC EIT Law, an enterprise established outside China with "de facto management body" within China is considered a "resident enterprise," meaning that it can be treated in a manner similar to a PRC enterprise for enterprise income tax purposes, although the dividends paid to one resident enterprise from another may qualify as "tax-exempt income." The implementing rules of the EIT Law define de facto management as "substantial and overall management and control over the production and operations, personnel, accounting, and properties" of the enterprise. A circular issued by the SAT on April 22, 2009 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a "resident enterprise" with its "de facto management body" located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function are mainly in China; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in China; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders' meetings are located or kept in China; and (iv) at least half of the enterprise's directors with voting right or senior management reside in China.

        In addition, the SAT issued a bulletin on August 3, 2011, effective as of September 1, 2011, to provide more guidance on the implementation of the above circular. The bulletin clarified certain matters relating to resident status determination, post-determination administration and competent tax authorities. It also specifies that when provided with a copy of a PRC tax resident determination certificate from a resident PRC-controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the PRC-sourced dividends, interest and royalties to the PRC-controlled offshore incorporated enterprise. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the SAT's general position on how the "de facto management body" test should be applied in determining the tax residency status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals.

        Based on the advice of our PRC counsel, Tian Yuan Law Firm, we do not believe that any of our offshore holding companies meets all of the conditions above. In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever having been deemed to be PRC "resident enterprises" by the PRC tax authorities. Therefore, based on our PRC counsel's advice, we believe that none of our offshore holding companies should be treated as a "resident enterprise" for PRC tax purposes. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities, there are uncertainties and risks associated with this issue. If the PRC tax authorities determine that any of our offshore holding companies are "resident enterprises," a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income. Second, although under the EIT Law and its implementing rules, dividend income between qualified resident enterprises is a "tax-exempt income," we cannot guarantee that dividends paid to TAL Education Group from our PRC subsidiaries through our Hong Kong subsidiaries would qualify as "tax-exempt income" and will not be subject to withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as "resident enterprises" for PRC enterprise income tax purposes. Finally, the "resident enterprise" classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs, if such income is considered PRC-sourced income by the relevant PRC authorities. This could have the effect of increasing our and our shareholders' effective income tax rates and may require us to deduct withholding tax from any dividends we pay to our non-PRC shareholders.

        In addition to the uncertainty in how the "resident enterprise" classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. We are actively monitoring the possibility of "resident enterprise" treatment for the current and future tax years and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.

  Circular on Strengthening the Administration of Enterprise Income Tax for Share Transfer by Non-PRC Resident Enterprises

        Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT on December 10, 2009, where a foreign investor transfers the equity interests of a PRC resident enterprise indirectly via disposing of the equity interests of an overseas holding company, or an "Indirect Transfer," and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor shall report this Indirect Transfer to the competent tax authority. The PRC tax authority will examine the true nature of the Indirect Transfer, and if the tax authority considers that the foreign investor has adopted an "abusive arrangement" in order to avoid PRC tax, it may disregard the existence of the overseas holding company and re-characterize the Indirect Transfer and as a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%.

        On February 6, 2015, the SAT issued the Announcement of the SAT on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or SAT Bulletin 7, which terminated the aforementioned articles of SAT Circular 698. Pursuant to SAT Bulletin 7, where a non-resident enterprise indirectly transfers properties such as equity in PRC resident enterprises without any justifiable business purposes and aiming to avoid the payment of enterprise income tax, such indirect transfer must be reclassified as a direct transfer of equity in PRC resident enterprise. To assess whether an indirect transfer of PRC taxable properties has reasonable commercial purposes, all arrangements related to the indirect transfer must be considered comprehensively and factors set forth in SAT Bulletin 7 must be comprehensively analyzed in light of the actual circumstances. SAT Bulletin 7 also provides that, where a non-PRC resident enterprise transfers its equity interests in a resident enterprise to its related parties at a price lower than the fair market value, the competent tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

        There is little practical experience regarding the application of SAT Bulletin 7 because it was newly issued in February 2015. During the effective period of SAT Circular 698, some intermediary holding companies were actually looked through by the PRC tax authorities, and consequently the non-PRC resident investors were deemed to have transferred the PRC subsidiaries and PRC corporate taxes were assessed accordingly. It is possible that we or our non-PRC resident investors may become at risk of being taxed under SAT Bulletin 7 and may be required to expend valuable resources to comply with SAT Bulletin 7 or to establish that we or our non-PRC resident investors should not be taxed under SAT Bulletin 7, which may have an adverse effect on our financial condition and results of operations or such non-PRC resident investors' investment in us.

U.S. Federal Income Tax Considerations

        The following is a discussion of the U.S. federal income tax consequences of the ownership and disposition of our ADSs or common shares by a U.S. Holder (as defined below) that will hold our ADSs or common shares as "capital assets" (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the "Code"). This discussion is based upon existing U.S. federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules that differ significantly from those summarized below (for example, financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, pension plans, regulated investment companies, real estate investment trusts, cooperatives, and tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold their ADSs or common shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, U.S. expatriates, persons liable for alternative minimum tax, or investors that have a functional currency other than the U.S. dollar). In addition, this discussion does not address any non-U.S., state or local tax considerations, or non-income (such as estate, gift or Medicare) tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal, state, local, non-U.S. income and other tax considerations of an investment in our ADSs or common shares.

  General

        For purposes of this discussion, a "U.S. Holder" is a beneficial owner of our ADSs or common shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a U.S. person under the Code.

        If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or common shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partners of a partnership holding our ADSs or common shares are urged to consult their tax advisors regarding an investment in our ADSs or common shares.

        For U.S. federal income tax purposes, it is generally expected that a U.S. Holder holds ADSs will generally be treated as the beneficial owner of the underlying ordinary shares represented by those ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

  PFIC Considerations

        A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) at least 75% of its gross income for such year consists of certain types of "passive" income or (ii) at least 50% of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rent, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company's goodwill and other unbooked intangibles are taken into account for determining the value of its assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

        Although the law in this regard is unclear, we treat our VIEs and their respective subsidiaries as being owned by us for U.S. federal income tax purposes, not only because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our VIEs and their respective subsidiaries, as applicable, for U.S. federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year.

        Accordingly, assuming that we are the owner of our VIEs and their respective subsidiaries, as applicable, for U.S. federal income tax purposes, we believe that we primarily operate an active after-school tutoring business in China. Based on our current income and assets and projections as to the value of our assets based, in part, on the current and expected market value of our ADSs, we do not expect to be a PFIC for the current taxable year or foreseeable future. While we do not anticipate becoming a PFIC for the current taxable year or the foreseeable future, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. If our market capitalization becomes less than anticipated, we may be classified as a PFIC for the current or future taxable years.

        Furthermore, the determination of whether we will be or become a PFIC may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or common shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or common shares unless we cease to be a PFIC and the U.S. Holder makes a "deemed sale" election with respect to the ADSs or ordinary shares.

        The discussion below under "Dividends" and "Sale or Other Disposition of ADSs or Common Shares" assumes that we will not be classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply if we are classified as a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under "PFIC Rules." Each U.S. Holder is urged to consult with its tax advisor regarding the U.S. federal income tax consequences of an investment in our ADSs or ordinary shares if we are or become classified as a PFIC.

  Dividends

        Subject to the PFIC rules discussed below, any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or common shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of common shares, or by the Depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be treated as a "dividend" for U.S. federal income tax purposes. A non-corporate recipient of dividend income generally will be subject to tax on dividend income from a "qualified foreign corporation" at a reduced U.S. federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met.

        A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are listed on the New York Stock Exchange, which is an established securities market in the United States, and are readily tradable on the New York Stock Exchange. Thus, we believe that dividends we pay on our ADSs will continue to be considered readily tradable on an established securities market in later years, but there can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Since we do not expect that our ordinary shares will be listed on established securities markets, it is unclear whether dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. However, in the event that we are deemed to be a resident enterprise under the EIT Law, as discussed above under "—People's Republic of China Taxation," we may be eligible for the benefits of the U.S.-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and be treated as a qualified foreign corporation with respect to dividends paid on our ADSs or ordinary shares. Dividends received on our ADSs or common shares will not be eligible for the dividends-received deduction allowed to corporations under the Code. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances.

        Dividends generally will be treated as income from foreign sources for U.S. foreign tax credit purposes and generally will constitute passive category income. In the event that we are deemed to be a PRC "resident enterprise" under the EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on our ADSs or common shares. See "—People's Republic of China Taxation." The U.S. Holder may be eligible to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or common shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld is permitted instead to claim a deduction, for U.S. federal income tax purposes, in respect to such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the taxpayer's individual facts and circumstances. Each U.S. Holder is urged to consult its tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

  Sale or Other Disposition of ADSs or Common Shares

        Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or common shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder's adjusted tax basis in such ADSs or common shares. Any capital gain or loss will be long-term if the ADSs or common shares have been held for more than one year and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes. Net long-term capital gains of non-corporate U.S. Holders currently are eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. In the event that we are deemed to be a "resident enterprise" under the EIT Law and gain from the disposition of the ADSs or common shares is subject to tax in China, such gain may be treated as PRC-source gain for foreign tax credit purposes under the U.S.-PRC income tax treaty. If such gain is not treated as PRC-source gain, however, a U.S. Holder generally will not be able to obtain a U.S. foreign tax credit for any PRC tax withheld or imposed unless such U.S. Holder has other foreign source income in the appropriate category for the applicable tax year. Each U.S. Holder is urged to consult its tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or common shares, including the availability of the foreign tax credit under their particular circumstances.

  PFIC Rules

        If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or common shares, unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder's holding period for the ADSs or common shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or common shares. Under the PFIC rules:

  •
  the excess distribution and/or gain will be allocated ratably over the U.S. Holder's holding period for the ADSs or common shares;

  •
  the amount allocated to the current taxable year and any taxable years in the U.S. Holder's holding period prior to the first taxable year in which we are classified as a PFIC (a "pre-PFIC year") will be taxable as ordinary income;

  •
  the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

  •
  an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

        If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or common shares and any of our non-U.S. subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the rules described above. Each U.S. Holder is urged to consult its tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

        As an alternative to the foregoing rules, a U.S. Holder of "marketable stock" in a PFIC may make a mark-to-market election with respect to our ADSs, but not our common shares, provided that the ADSs are regularly traded. Our ADSs are expected to qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder's adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

        Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder's indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

        We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

        If a U.S. Holder owns our ADSs or common shares during any taxable year that we are a PFIC, the holder must generally file an annual Internal Revenue Service Form 8261 and provide such other information as may be required by the U.S. Treasury. In the case of a U.S. Holder who has held ADSs or common shares during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs or common shares (or any portion thereof) and has not previously determined to make a mark-to-market election, and who later considers making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs or common shares. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of holding and disposing ADSs or common shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election and the unavailability of the qualified electing fund election.

  Information Reporting

        Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in "specified foreign financial assets," including shares issued by a non-U.S. corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

        In addition, U.S. Holders may be subject to information reporting to the Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of our ADSs or common shares. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the U.S. information reporting rules to their particular circumstances.

F. Dividends and Paying Agents

        Not applicable.

G. Statement by Experts

        Not applicable.

H. Documents on Display

        We previously filed with the Securities and Exchange Commission, or SEC, a registration statement on Form F-1 under the Securities Act with respect to our initial public offering of our Class A common shares represented by ADSs.

        We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC, including the annual filing of a Form 20-F within four months after the end of each fiscal year. Our company's fiscal year ends on February 28/29. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Copies of reports and other information, when filed, may also be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

        We will furnish JPMorgan Chase Bank, N.A., the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders' meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders' meeting received by the depositary from us. We will file our annual report on Form 20-F, including our audited financial statements, with the SEC. Form 20-F can be accessed on the SEC's website as well the investor relations section of our website. Investors may request a hard copy of our annual report, free of charge, by contacting us.

I. Subsidiary Information

        Not applicable.

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

        Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in liquid investments with original maturities of three months or less and term deposit with maturities of more than three months and less than a year, and the interest expense associated with the issuance of $230 million 2.50% convertible senior notes due 2019. The notes bear interest at a rate of 2.50% per year, payable semiannually in arrears on May 15 and November 15 of each year, beginning on November 15, 2014. As of February 28, 2015, we had no other short-term or long-term borrowings. We have not used any derivative financial instruments to manage our interest risk exposure. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may fluctuate due to changes in market interest rates. On the other hand, our future interest expense may be higher or lower than the market level because the interest rate associated with our convertible senior notes is fixed and may differ from market interest rates in certain future periods,

Foreign Exchange Risk

        The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in PRC political and economic conditions and by PRC foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. After June 2010, the Renminbi began to appreciate against the U.S. dollar again, although there have been some periods when it has lost value against the U.S. dollar, as it did for example during 2014. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

        Appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars and earnings from, and the value of, any U.S. dollar-denominated investments we make in the future. Currently, the vast majority of our offshore cash is in RMB, but we have not hedged our RMB exposures with other foreign currency exposure or any other derivative financial instruments. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs is affected by the foreign exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while the ADSs are traded in U.S. dollars.

        Moreover, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the Renminbi against the U.S. dollar would have an adverse effect. Assuming we had converted the U.S. dollar-denominated cash balance of $43.2 million as of February 28, 2015 into RMB at the exchange rate of $1.00 for RMB6.2695 as of February 28, 2015, this cash balance would have been RMB271.1 million. Assuming a 1.0% appreciation of the Renminbi against the U.S. dollar, this cash balance would have decreased to RMB268.3 million as of February 28, 2015.

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

  •
  reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary's agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary's or its custodian's compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

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

Fees and Other Payments Made by the Depositary to Us

        Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, and the amount of reimbursement available to us is not entirely related to the amounts of fees the depositary collects from investors. For the fiscal year ended February 28, 2015, we have received $0.6 million after tax reimbursement from the depositary, which was paid to us for expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

  Material Modifications to the Rights of Security Holders

        See "Item 10. Additional Information" for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

        The following "Use of Proceeds" information relates to the registration statement on Form F-1, as amended (File Number 333-169650) for our initial public offering of 13,800,000 ADSs representing 27,600,000 Class A common shares, which registration statement was declared effective by the SEC on October 19, 2010. Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. International plc, Piper Jaffray & Co. and Oppenheimer & Co. Inc. were the underwriters for our initial public offering. We have received net proceeds (after deducting underwriting discounts and commissions and other expenses related to the offering) of approximately $127.0 million from the offering and sale of 13,800,000 ADSs in October 2010.

        For the period from the effective date of the Form F-1 to February 28, 2015, we used $69.0 million in proceeds for dividend distributions, $8.2 million for the acquisition of Kaoyan.com, $0.7 million for the acquisition of Yidu Technology Group, $23.5 million for the investment in BabyTree Inc., $5.0 million for the acquisition of Muchong.com, $18.3 million for the investment in several unrelated private companies, $2.7 million for capital contribution to three newly established subsidiaries, $2.4 million for share repurchase and $3.8 million for various other general corporate purposes. As of February 28, 2015, we had used all the net proceeds we received from our initial public offering in 2010 and the interests generated from these net proceeds.

        We intend to use the cash we hold offshore for potential dividend distributions, share repurchases, equity interest acquisitions in other companies, and for other general corporate purposes. We view cash as a fungible resource and are mindful of the financial costs and inefficiencies and the delays which could result from moving cash from offshore to onshore and vice versa, so we view our cash resources available collectively, including cash balances held inside and outside China, and endeavor to source the cash that we need for our various operating, investing and financing activities in a cost-efficient manner. In terms of the risks and uncertainties relating to the disclosed intended use of our IPO proceeds, please see "Item 3.D.—Key Information—Risk Factors—Risks Related to Doing Business in China—PRC laws and regulations may limit the use of the proceeds we received from our initial public offering for our expansion or operations."

Item 15.    Controls and Procedures

Disclosure Controls and Procedures

        As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon this evaluation, our management has concluded that, as of February 28, 2015, our existing disclosure controls and procedures were effective.

Management's Annual Report on Internal Control over Financial Reporting

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

        Our management conducted an assessment of the design and operation effectiveness of our internal control over financial reporting as of February 28, 2015. In making this assessment, we used the criteria established within the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of February 28, 2015, our internal control over financial reporting was effective.

        Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has issued an attestation report on our internal control over financial reporting. That attestation report appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF TAL EDUCATION GROUP

        We have audited the internal control over financial reporting of TAL Education Group (the "Company"), its subsidiaries, its variable interest entities (the "VIEs") and its VIEs' subsidiaries and schools (collectively, the "Group") as of February 28, 2015, based on the criteria established in Internal Control- Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

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

        A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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

        In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of February 28, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended February 28, 2015 of the Group and our report dated May 28, 2015 expressed an unqualified opinion on those consolidated financial statements.

  /s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

  Beijing, the People's Republic of China

        May 28, 2015

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

Item 16.    Reserved

Item 16A.    Audit Committee Financial Expert

        Our board of directors has determined that Ms. Jane Jie Sun, an independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act) qualifies as an "audit committee financial expert."

Item 16B.    Code of Ethics

        Our board has adopted a code of business conduct and ethics that provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our company's interests when the opportunity to do so arises. We have posted a copy of our code of business conduct and ethics on our website at http://en.100tal.com.

Item 16C.    Principal Accountant Fees and Services

        The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our principal external auditors, for the periods indicated.

	For the Year Ended February 28,
	2014	2015
Audit fees(1)	1,635,988	1,202,537
Tax fees(2)	50,376	94,586

(1)
Audit fees" means the aggregate fees in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)
"Tax fees" represents the aggregate fees for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

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

The table below is a summary of the shares repurchased by us in the open market as of February 28, 2015.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS(1)	Total Number of ADSs Purchased as Part of Publicly Announced Plan	Approximate U.S. Dollar Value of ADSs that May Yet Be Purchased Under the Plan
July 2012	30,125	$7.69	30,125	49,768,384
August 2012	258,844	$8.48	258,844	47,572,369
Total	288,969	$8.40	288,969	—

(1)
Each ADS represents two Class A common shares.

Item 16F.    Change in Registrant's Certifying Accountant

        Not applicable.

Item 16G.    Corporate Governance

        Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from the New York Stock Exchange corporate governance listing standards. For example, neither the Companies Law of the Cayman Islands nor our memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. In addition, under NYSE listing standards, listed companies are required to hold an annual shareholders' meeting during each fiscal year. Under Cayman law, we are not obliged to hold an annual general meeting of shareholders.

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

Item 19.    Exhibits

Exhibit Number	Description of Document
1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant's Amendment to Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on October 6, 2010)
2.1	Registrant's Form of Class A common share certificate (incorporated by reference to Exhibit 4.1 to the Registrant's Amendment to Form F-1 Registration Statement (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)
2.2	Deposit Agreement, dated October 19, 2010, among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 2.2 to the Registrant's annual report on Form 20-F for the fiscal year ended February 28, 2011 (file No. 001-34900) filed with the Securities and Exchange Commission on July 25, 2011)
2.3	Registrant's Specimen American Depositary Receipt (included in Exhibit 2.2 filed with the Registrant's annual report on Form 20-F for the fiscal year ended February 28, 2011 (file No. 001-34900), filed with the Securities and Exchange Commission on July 25, 2011 and which is incorporated herein by reference)
4.1	2010 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)
4.2	Form of Indemnification Agreement with the Registrant's directors and officers (incorporated by reference to Exhibit 10.5 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)
4.3	Form of Employment Agreement with the Registrant's officers (incorporated by reference to Exhibit 10.6 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)
4.4	English translation of Exclusive Business Cooperation Agreement, dated June 25, 2010, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Xueersi Education Technology Co., Ltd., Beijing Xueersi Network Technology Co., Ltd., Bangxin Zhang, Yundong Cao, Yachao Liu, Yunfeng Bai, and other parties thereto (incorporated by reference to Exhibit 10.7 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)
4.5	English translation of Call Option Agreement, dated February 12, 2009, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Xueersi Education Technology Co., Ltd., Beijing Xueersi Network Technology Co., Ltd., Bangxin Zhang, Yundong Cao, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 10.8 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

Exhibit Number	Description of Document
4.6	English translation of Equity Pledge Supplemental Agreement, dated June 25, 2010, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Xueersi Education Technology Co., Ltd., Bangxin Zhang, Yundong Cao, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 10.9 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)
4.7	English translation of Equity Pledge Supplemental Agreement, dated June 25, 2010, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Xueersi Network Technology Ltd., Bangxin Zhang, Yundong Cao, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 10.10 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)
4.8	English translation of Powers of Attorney, dated August 12, 2009, by Bangxin Zhang, Yundong Cao, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 10.11 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)
4.9	English translation of Exclusive Service Agreement, dated December 27, 2011, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Dongfangrenli Science & Commerce Co., Co., Ltd., Bangxin Zhang, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 4.9 of our annual report on Form 20-F (File No. 001-34900) filed with the Securities and Exchange Commission on June 27, 2012)
4.10	English translation of Option Agreement, dated December 27, 2011, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Dongfangrenli Science & Commerce Co., Co., Ltd., Bangxin Zhang, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F (File No. 001-34900) filed with the Securities and Exchange Commission on June 27, 2012)
4.11	English translation of Equity Pledge Agreement, dated December 27, 2011, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Dongfangrenli Science & Commence, Co., Ltd., Bangxin Zhang, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 4.11 of our annual report on Form 20-F (File No. 001-34900) filed with the Securities and Exchange Commission on June 27, 2012)
4.12	English translation of Powers of Attorney, dated December 27, 2011, by Bangxin Zhang, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 4.12 of our annual report on Form 20-F (File No. 001-34900) filed with the Securities and Exchange Commission on June 27, 2012)
4.13	Amended and Restated Shareholders' Agreement among the Registrant, the Series A preferred holder, Tiger Global Five China Holdings and other parties thereto, dated August 12, 2009 (incorporated by reference to Exhibit 4.4 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2011)
4.14	English translation of Form of Real Property Sale and Purchase Agreement (incorporated by reference to Exhibit 4.10 to the Registrant's annual report on Form 20-F for the fiscal year ended February 28, 2011 (file No. 001-34900) filed with the Securities and Exchange Commission on July 25, 2011)
4.15	Deed of Undertaking executed by and between Bangxin Zhang and TAL Education Group dated June 24, 2013 (incorporated by reference to Exhibit 4.15 to the Registrant's annual report on Form 20-F for the fiscal year ended February 28, 2013 (file No. 001-34900) filed with the Securities and Exchange Commission on June 28, 2013)
4.16	Side letter executed by and between Bangxin Zhang and TAL Education Group dated July 29, 2013

Exhibit Number	Description of Document
4.17*	Indenture dated May 21, 2014 constituting $230 million 2.50% convertible senior notes due 2019
8.1*	List of Subsidiaries and Consolidated Affiliated Entities
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of the Registrant's Registration Statement on Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Tian Yuan Law Firm
15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
15.3*	Consent of Maples and Calder
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*
Filed herewith.

**
Furnished herewith.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TAL EDUCATION GROUP
By:	/s/ BANGXIN ZHANG Name: Bangxin Zhang Title: Chairman and Chief Executive Officer

Date: May 28, 2015

TAL EDUCATION GROUP

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF TAL EDUCATION GROUP

        We have audited the accompanying consolidated balance sheets of TAL Education Group (the "Company"), its subsidiaries, its variable interest entities (the "VIEs") and its VIEs' subsidiaries and schools (collectively, the "Group") as of February 28, 2014 and 2015 and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the years ended February 28, 2013, 2014 and 2015. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of February 28, 2014 and 2015, and the results of its operations and its cash flows for each of the three years in the period ended February 28, 2013, 2014 and 2015, in conformity with accounting principles generally accepted in the United States of America.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of February 28, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 28, 2015 expressed an unqualified opinion on the Group's internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People's Republic of China
May 28, 2015

TAL EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share and share related data)

	As of February 28, 2014	As of February 28, 2015
ASSETS
Current assets
Cash and cash equivalents	$269,930,571	$470,157,430
Term deposits	—	21,229,763
Restricted cash—current	325,688	606,169
Short-term investment	—	765,611
Amounts due from related parties—current	—	159,502
Inventory	181,759	544,085
Deferred tax assets—current	3,281,063	4,562,034
Income tax receivable	9,824,333	3,222,529
Prepaid expenses and other current assets	16,833,208	38,185,411

Total current assets	300,376,622	539,432,534

Restricted cash—non-current	2,546,878	3,773,302
Property and equipment, net	78,625,191	93,575,648
Deferred tax assets—non-current	555,528	1,708,212
Rental deposit	7,322,438	11,034,812
Intangible assets, net	2,535,593	3,687,255
Goodwill	7,509,824	12,330,326
Amounts due from related parties—non-current	—	319,005
Long-term investments	27,137,239	97,359,075
Long-term prepayments and other non-current assets	989,454	9,194,468

Total assets	$427,598,767	$772,414,637

LIABILITIES AND EQUITY
Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of $2,004,659 and $4,115,254 as of February 28, 2014 and 2015, respectively)	$2,349,365	$4,705,492
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to TAL Education Group of $102,488,333 and $154,982,001 as of February 28, 2014 and 2015, respectively)	132,401,062	177,639,939
Amounts due to related parties (including amount due to related parties of the consolidated VIEs without recourse to TAL Education Group of $nil and $22,077 as of February 28, 2014 and 2015, respectively)	—	22,077
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to TAL Education Group of $18,920,194 and $30,106,008 as of February 28, 2014 and 2015, respectively)	27,423,992	43,988,602
Income tax payable (including income tax payable of the consolidated VIEs without recourse to TAL Education Group of $3,661,860 and $4,193,507 as of February 28, 2014 and 2015, respectively)	4,519,807	6,136,813
Deferred tax liabilities—current (including deferred tax liabilities—current of the consolidated VIEs without recourse to TAL Education Group of $nil and $nil as of February 28, 2014 and 2015, respectively)	62,100	62,100

Total current liabilities	166,756,326	232,555,023

TAL EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share and share related data) (Continued)

	As of February 28, 2014	As of February 28, 2015
Deferred tax liabilities—non-current (including deferred tax liabilities—non-current of the consolidated VIEs without recourse to TAL Education Group of $32,344 and $215,764 as of February 28, 2014 and 2015, respectively)	32,344	226,792
Bond payable (including bond payable of the consolidated VIEs without recourse to TAL Education Group of $nil and $nil as of February 28, 2014 and 2015, respectively)	—	226,062,006
Long-term payable (including long-term payable of the consolidated VIEs without recourse to TAL Education Group of $813,696 and $nil as of February 28, 2014 and 2015, respectively)	813,696	—

Total liabilities	167,602,366	458,843,821

Commitments and contingencies (Note 17)
Equity
Class A common shares ($0.001 par value; 500,000,000 shares authorized, 78,204,146 shares and 88,371,876 shares issued and outstanding as of February 28, 2014 and 2015, respectively)	78,204	88,372
Class B common shares ($0.001 par value; 500,000,000 shares authorized, 79,531,000 shares and 71,456,000 shares issued and outstanding as of February 28, 2014 and 2015, respectively)	79,531	71,456
Additional paid-in capital	92,664,436	82,479,806
Statutory reserve	15,015,824	18,961,627
Retained earnings	144,311,994	207,522,766
Accumulated other comprehensive income	7,846,412	4,168,548

Total TAL Education Group's Equity	259,996,401	313,292,575

Noncontrolling interest	—	278,241

Total equity	259,996,401	313,570,816

Total liabilities and equity	$427,598,767	$772,414,637

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollars, except share and share related data)

	For the year ended February 28, 2013	For the year ended February 28, 2014	For the year ended February 28, 2015
Net revenues	$225,931,095	$313,895,205	$433,969,569
Cost of revenues	(115,748,650)	(151,543,116)	(203,073,957)

Gross profit	110,182,445	162,352,089	230,895,612

Operating expenses
Selling and marketing	(27,673,598)	(35,761,166)	(53,881,815)
General and administrative	(51,125,534)	(70,299,742)	(110,230,010)
Impairment loss on long-term prepayment	(594,162)	—	—

Total operating expenses	(79,393,294)	(106,060,908)	(164,111,825)

Government subsidies	632,269	1,104,750	464,327

Income from operations	31,421,420	57,395,931	67,248,114

Interest income	5,343,445	9,438,263	16,613,656
Interest expense	—	—	(5,811,288)
Gain from sale of a long-term investment	—	297,120	—
Other income/(expense)	776,293	101,254	(2,010,109)
Gain from sales of available-for-sale securities (includes $nil, $39,719 and $nil accumulated other comprehensive income reclassifications for unrealized gains on available-for-sale securities for years ended February 28, 2013, 2014 and 2015, respectively)	—	52,958	—
Gain from fair value change of long-term investments	—	—	1,202,000

Income before provision for income tax and loss from equity method investments	37,541,158	67,285,526	77,242,373

Provision for income tax (includes $nil, $13,239 and $nil income tax expenses from reclassification items for years ended February 28, 2013, 2014 and 2015, respectively)	(4,101,092)	(6,679,754)	(9,368,541)
Loss from equity method investments	—	—	(729,811)

Net income	33,440,066	60,605,772	67,144,021

Add: Net loss attributable to noncontrolling interest	—	—	12,554

Net income attributable to TAL Education Group shareholders	$33,440,066	$60,605,772	$67,156,575

Net income per common share
Basic	$0.21	$0.39	$0.42
Diluted	$0.21	$0.38	$0.41

Weighted average shares used in calculating net income per common share
Basic	155,607,458	156,726,994	158,381,576
Diluted	156,631,090	159,444,928	163,589,649

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In U.S. dollars, except share and share related data)

	For the year ended February 28, 2013	For the year ended February 28, 2014	For the year ended February 28, 2015
Net income	$33,440,066	$60,605,772	$67,144,021
Other comprehensive income/(loss), net of tax
Foreign currency translation adjustment	1,614,614	1,315,561	(5,027,486)
Unrealized gains/(loss) on available-for-sale investments:
Net unrealized gains on available-for-sale investments, net of tax effect of $(8,583), $(6,615) and $nil for years ended February 28, 2013, 2014 and 2015, respectively	25,748	19,844	1,348,600
Less: Transfer to statements of operations of realized gains on available-for-sale investments, net of tax effect of $nil, $13,239 and nil for years ended February 28, 2013, 2014 and 2015, respectively	—	(39,719)	—

Other comprehensive income/(loss)	1,640,362	1,295,686	(3,678,886)

Comprehensive income	35,080,428	61,901,458	63,465,135
Add: Comprehensive loss attributable to noncontrolling interest	—	—	13,576

Comprehensive income attributable to TAL Education Group shareholders	$35,080,428	$61,901,458	$63,478,711

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In U.S. dollars, except share and share related data)

									Total TAL Education Group shareholders' equity
	Class A Common shares		Class B Common shares					Accumulated other comprehensive income (loss)
					Additional paid-in capital	Statutory reserve	Retained Earnings			Non- controlling interest	Total equity
	Shares	Amount	Shares	Amount
Balance as of February 29, 2012	45,277,044	$45,277	109,681,000	$109,681	$119,769,989	$10,502,713	$54,779,267	$4,910,364	$190,117,291	—	$190,117,291
Conversion of Class B common shares to Class A common shares	21,875,000	21,875	(21,875,000)	(21,875)	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	33,440,066	—	33,440,066	—	33,440,066
Provision for statutory reserve	—	—	—	—	—	1,788,628	(1,788,628)	—	—	—	—
Dividends to shareholders ($0.25 per common share)	—	—	—	—	(39,030,038)	—	—	—	(39,030,038)	—	(39,030,038)
Issuance of common shares pursuant to stock plan	1,740,044	1,740	—	—	(573,005)	—	—	—	(571,265)	—	(571,265)
Share-based compensation	—	—	—	—	8,283,900	—	—	—	8,283,900	—	8,283,900
Share repurchase	(577,938)	(578)	—	—	(2,434,459)	—	—	—	(2,435,037)	—	(2,435,037)
Foreign currency translation adjustment	—	—	—	—	—	—	—	1,614,614	1,614,614	—	1,614,614
Net unrealized gains on available-for-sale securities, net of tax effect of $(8,583)	—	—	—	—	—	—	—	25,748	25,748	—	25,748

Balance as of February 28, 2013	68,314,150	$68,314	87,806,000	$87,806	$86,016,387	$12,291,341	$86,430,705	$6,550,726	$191,445,279	—	$191,445,279

Conversion of Class B common shares to Class A common shares	8,275,000	8,275	(8,275,000)	(8,275)	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	60,605,772	—	60,605,772	—	60,605,772
Provision for statutory reserve	—	—	—	—	—	2,724,483	(2,724,483)	—	—	—	—
Issuance of common shares pursuant to stock plan	1,614,996	1,615	—	—	(1,697,241)	—	—	—	(1,695,626)	—	(1,695,626)
Share-based compensation	—	—	—	—	8,345,290	—	—	—	8,345,290	—	8,345,290
Foreign currency translation adjustment	—	—	—	—	—	—	—	1,315,561	1,315,561	—	1,315,561
Net unrealized gains on available-for-sale securities, net of tax effect of $(6,615)	—	—	—	—	—	—	—	19,844	19,844	—	19,844
Transfer to statements of operations of realized gains on available for sale securities, net of tax effect of $13,239	—	—	—	—	—	—	—	(39,719)	(39,719)	—	(39,719)

Balance as of February 28, 2014	78,204,146	$78,204	79,531,000	$79,531	$92,664,436	$15,015,824	$144,311,994	$7,846,412	$259,996,401	—	$259,996,401

Conversion of Class B common shares to Class A common shares	8,075,000	8,075	(8,075,000)	(8,075)		—	—	—	—	—	—
Net income	—	—	—	—	—	—	67,156,575	—	67,156,575	(12,554)	67,144,021
Provision for statutory reserve	—	—	—	—	—	3,945,803	(3,945,803)	—	—	—	—
Issuance of common shares pursuant to stock plan	2,092,730	2,093	—	—	(5,740,706)	—	—	—	(5,738,613)	—	(5,738,613)
Share-based compensation	—	—	—	—	18,441,076	—	—	—	18,441,076	—	18,441,076
Foreign currency translation adjustment	—	—	—	—	—	—	—	(5,026,464)	(5,026,464)	(1,022)	(5,027,486)
Cost of Capped Call Transactions	—	—	—	—	(22,885,000)	—	—	—	(22,885,000)	—	(22,885,000)
Net unrealized gains on available-for-sale long-term investments, net of tax effect of $nil	—	—	—	—	—	—	—	1,348,600	1,348,600	—	1,348,600
Addition of noncontrolling interest in connection with business acquisition	—	—	—	—	—	—	—	—	—	291,817	291,817

Balance as of February 28, 2015	88,371,876	$88,372	71,456,000	$71,456	$82,479,806	$18,961,627	$207,522,766	$4,168,548	$313,292,575	$278,241	$313,570,816

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars, except share and share related data)

	For the year ended February 28, 2013	For the year ended February 28, 2014	For the year ended February 28, 2015
Cash flows from operating activities
Net income	$33,440,066	$60,605,772	$67,144,021
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	7,023,754	9,549,852	11,728,577
Amortization of intangible assets	343,578	461,482	737,203
Loss on disposal of property and equipment	20,754	28,617	47,148
Share-based compensation	8,283,900	8,345,290	18,441,076
Loss from equity method investments	—	—	729,811
Gain from fair value change of long-term investments	—	—	(1,202,000)
Impairment loss on long-term prepayment	594,162	—	—
Gain from sales of available-for-sale securities	—	(52,958)	—
Gain from sale of a long-term investment	—	(297,120)	—
Changes in operating assets and liabilities
Inventory	(186,556)	228,408	(362,326)
Prepaid expenses and other current assets	(1,658,720)	(5,382,574)	(8,272,425)
Income tax receivable	—	(9,824,333)	6,601,804
Deferred income taxes	(636,479)	(1,042,182)	(2,340,704)
Rental deposit	(633,468)	(2,143,365)	(3,712,374)
Other non-current assets	—	—	(296,149)
Accounts payable	(1,582,639)	106,728	1,988,729
Deferred revenue	16,919,844	29,887,186	45,172,311
Amount due to related parties	—	—	22,077
Accrued expenses and other current liabilities	1,340,546	8,532,365	10,347,898
Long-term payable	—	813,696	(813,696)
Income tax payable	2,141,003	1,741,502	1,617,006

Net cash provided by operating activities	65,409,745	101,558,366	147,577,987

Cash flows from investing activities
Restricted cash	(2,040,497)	(602,297)	(1,506,905)
Purchase of term deposits	(46,123,942)	(73,876,136)	(43,384,640)
Proceeds from maturity of term deposits	32,341,342	97,986,852	22,154,877
Loan to third parties	—	(1,301,914)	(10,965,787)
Maturity of loan to third parties	—	—	1,301,914
Loan to related parties	—	—	(478,507)
Purchase of property and equipment	(6,163,284)	(10,835,726)	(30,696,412)

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars, except share and share related data) (Continued)

	For the year ended February 28, 2013	For the year ended February 28, 2014	For the year ended February 28, 2015
Purchase of short term investment	—	—	(765,611)
Proceeds from deed tax refund related to purchase of building	—	1,252,167	—
Proceeds from disposal of property and equipment	89,775	42,633	91,410
Acquisitions of businesses, net of cash acquired of $nil, $nil and $102,988 for the years ended February 28, 2013, 2014 and 2015, respectively	—	(8,179,342)	(5,974,001)
Purchase of intangible assets	(765,108)	(20,561)	(139,565)
Payments for long-term investments	(5,456,991)	(25,046,693)	(75,421,783)
Proceeds from sales of available-for-sale securities	—	435,275	—
Proceeds from disposal of investments	—	2,742,876	—

Net cash used in investing activities	(28,118,705)	(17,402,866)	(145,785,010)

Cash flows from financing activities
Dividend to shareholders	(39,030,038)	—	—
Payment for share repurchase	(2,435,037)	—	—
Proceeds from issuance of convertible bond, net of issuance costs of $5,277,058	—	—	224,722,942
Payment for cost of Capped Call Transactions	—	—	(22,885,000)

Net cash (used in)/provided by financing activities	(41,465,075)	—	201,837,942

Effect of exchange rate changes	674,941	694,398	(3,404,060)

Net (decrease)/increase in cash and cash equivalents	(3,499,094)	84,849,898	200,226,859
Cash and cash equivalents at the beginning of year	188,579,767	185,080,673	269,930,571

Cash and cash equivalents at the end of year	185,080,673	269,930,571	470,157,430

Supplement disclosure of cash flow information:
Interest paid	$—	$—	$2,779,168
Income tax paid	2,404,796	15,832,017	12,374,975

Non-cash investing and financing activities:
Payable for purchase of property and equipment	$728,516	$730,911	$1,090,554
Payable for investments and acquisition	120,554	122,054	1,911,031

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015
(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

        TAL Education Group (the "Company" or "TAL") was incorporated in the Cayman Islands on January 10, 2008 to be the holding company for a group of companies engaged in provision of high quality after-school tutoring programs for primary and secondary school students in the People's Republic of China (the "PRC"). At the time of its incorporation and through the VIE arrangements as described below, the ownership interest of the Company was held by Bangxin Zhang, Yundong Cao, Yachao Liu and Yunfeng Bai (collectively, "the founding shareholders").

        The Company, its subsidiaries, its consolidated Variable Interest Entities ("VIEs") and VIEs' subsidiaries and schools are collectively referred to as the "Group".

        As of February 28, 2015, details of the Company's subsidiaries, its VIEs and VIEs' subsidiaries and schools are as follows:

Name	Later of date of incorporation or acquisition	Place of incorporation (or establishment) /operation	Percentage of legal ownership	Principal activities
Subsidiaries:
TAL Holding Limited ("TAL Hong Kong")(1)	March 11, 2008	Hong Kong	100%	Holding company
Beijing Century TAL Education Technology Co., Ltd. ("TAL Beijing")(2)	May 8, 2008	Beijing	100%	Software sales, and consulting service
Beijing Huanqiu Zhikang Shidai Education Consulting Co., Ltd. ("Huanqiu Zhikang")	September 17, 2009	Beijing	100%	Education and management consulting service
Yidu Huida Education Technology (Beijing) Co., Ltd. ("Yidu Huida")	November 11, 2009	Beijing	100%	Software sales and consulting service
Yidu Technology Group ("Yidu Cayman")	February 2, 2012	Cayman Islands	100%	Holding company
Yidu Technology Group Limited ("Yidu Hong Kong")	April 13, 2012	Hong Kong	100%	Holding company
Beijing Xintang Sichuang Education Technology Co., Ltd. ("Beijing Xintang Sichuang")	August 27, 2012	Beijing	100%	Software and Network development, sales, and consulting service
Zhixuesi Education Consulting (Beijing) Co., Ltd. ("Zhixuesi Beijing")	October 23, 2012	Beijing	100%	Software and Network development, sales, and consulting service
YiduXuedi Network Technology (Beijing) Co., Ltd. ("Yidu Xuedi Beijing")	November 30, 2012	Beijing	100%	Software and Network development, sales, and consulting service
Maxstep Technology Inc. ("Maxstep Cayman")	May 13, 2014	Cayman Islands	100%	Holding company

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015
(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

Name	Later of date of incorporation or acquisition	Place of incorporation (or establishment) /operation	Percentage of legal ownership	Principal activities
Pengxin TAL Industrial investment (Shanghai) Co., Ltd. ("Pengxin TAL")	June 26, 2014	Shanghai	100%	Investment management and consulting services
Variable interest entities:
Beijing Xueersi Education Technology Co., Ltd. ("Xueersi Education")	December 31, 2005	Beijing	N/A*	Sales of educational materials and products
Beijing Xueersi Network Technology Co., Ltd. ("Xueersi Network")	August 23, 2007	Beijing	N/A*	Technology development and Educational consulting service
Beijing Dongfangrenli Science & Commerce Co., Ltd. ("Beijing Dongfangrenli")	September 28, 2011	Beijing	N/A*	Study aboard intermediary service
Name	Later of date of incorporation or acquisition	Place of incorporation (or establishment) /operation	Percentage of legal ownership	Principal activities
VIEs' subsidiaries and schools:—continued
VIEs' subsidiaries and schools:
Beijing Haidian District Xueersi Training School ("Beijing Haidian School")	July 3, 2006	Beijing	N/A*	After-school tutoring for primary and secondary school students
Beijing Dongcheng District Xueersi Training School ("Beijing Dongcheng School")	March 21, 2008	Beijing	N/A*	After-school tutoring for primary and secondary school students
Beijing Zhikang Culture Distribution Co., Ltd. ("Zhikang")	June 30, 2008	Beijing	N/A*	After-school tutoring for primary and secondary school students
Wuhan Jianghan District Xueersi English Training School ("Wuhan Jianghan School")	July 1, 2008	Wuhan	N/A*	Language education
Shanghai Changning District Xueersi Training School ("Shanghai Changning School")	August 1, 2008	Shanghai	N/A*	After-school tutoring for primary and secondary school students
Shanghai Minhang District Xueersi Training School ("Shanghai Minhang School")	August 1, 2008	Shanghai	N/A*	Language education
Beijing Xicheng District Xueersi Training School ("Beijing Xicheng School")	April 2, 2009	Beijing	N/A*	After-school tutoring for primary and secondary school students
Shanghai Xueersi Education Information Consulting Co., Ltd. ("Shanghai Education")	July 2, 2009	Shanghai	N/A*	Educational information consulting and educational software development

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015
(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

Name	Later of date of incorporation or acquisition	Place of incorporation (or establishment) /operation	Percentage of legal ownership	Principal activities
Tianjin Xueersi Education Information Consulting Co., Ltd. ("Tianjin Education")	August 14, 2009	Tianjin	N/A*	Educational information consulting service
Guangzhou Xueersi Education Technology Co., Ltd. ("Guangzhou Education")	August 16, 2009	Guangzhou	N/A*	Educational technology research and development
Shenzhen Xueersi Education Technology Co., Ltd. ("Shenzhen Education")	December 22, 2009	Shenzhen	N/A*	Teaching software research and development
Beijing Haidian District Lejiale Training School ("Beijing Lejiale School")	March 22, 2010	Beijing	N/A*	After-school tutoring for primary and secondary school students
Tianjin Hexi District Xueersi Training School ("Hexi Xueersi School")	August 3, 2010	Tianjin	N/A*	After-school tutoring for primary and secondary school students
Hangzhou Xueersi Education Consulting Co., Ltd. ("Hangzhou Education")	December 1, 2010	Hangzhou	N/A*	Educational information consulting and educational software development
Wuhan Jiang'an District Xueersi Training School ("Wuhan Jiang'an School")	December 16, 2010	Wuhan	N/A*	After-school tutoring for primary and secondary school students
Beijing Chaoyang District Xueersi Training School ("Beijing Chaoyang School")	January 17, 2011	Beijing	N/A*	After-school tutoring for primary and secondary school students
Beijing Xueersi Nanjing Education Technology Co., Ltd. ("Nanjing Education")	January 24, 2011	Nanjing	N/A*	Educational information consulting and educational software development
Xi'an Xueersi Network Technology Co., Ltd. ("Xi'an Network")	February 15, 2011	Xi'an	N/A*	Software sales, and consulting service
Chengdu Xueersi Education Consulting Co., Ltd. ("Chengdu Education")	March 18, 2011	Chengdu	N/A*	Educational information consulting and educational software development
Beijing Shijingshan District Xueersi Training School ("Beijing Shijingshan School")	January 4, 2012	Beijing	N/A*	After-school tutoring for primary and secondary school students
TaiyuanYingze District Xueersi Training School ("Taiyuan Yingze School")	February 21, 2012	Taiyuan	N/A*	After-school tutoring for primary and secondary school students

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015
(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

Name	Later of date of incorporation or acquisition	Place of incorporation (or establishment) /operation	Percentage of legal ownership	Principal activities
Suzhou TAL Network Technology Co., Ltd ("Suzhou TAL Network")(3)	February 21, 2012	Suzhou	N/A*	Software sales, and consulting service
Chongqing Shapingba District Xueersi Education Training School ("Chongqing Shapingba School")	February 24, 2012	Chongqing	N/A*	After-school tutoring for primary and secondary school students
Shenyang Xueersi Education Information Consulting Co., Ltd. ("Shenyang Education")	April 12, 2012	Shenyang	N/A*	Educational information consulting service
Zhengzhou Jinshui District Xueersi Shulihua Training Center ("Zhengzhou Jinshui Center")	June 18, 2012	Zhengzhou	N/A*	After-school tutoring for primary and secondary school students
Guangzhou Tianhe District Xueersi Training Center ("Guangzhou Tianhe Center")	July 12, 2012	Guangzhou	N/A*	After-school tutoring for primary and secondary school students
Shenyang Xueersi Education Training School ("Shenyang Training School")	September 6, 2012	Shenyang	N/A*	After-school tutoring for primary and secondary school students
Suzhou Xueersi Culture Training Center ("Suzhou Xueersi Center")(4)	December 14, 2012	Suzhou	N/A*	After-school tutoring for primary and secondary school students
Guangzhou Liwan District Xueersi Training Center ("Guangzhou Liwan Center")	February 25, 2013	Guangzhou	N/A*	After-school tutoring for primary and secondary school students
Nanjing Xintang Sichuang Education Consulting Co., Ltd (Nanjing Xintang Sichuang Education)	March 1, 2013	Nanjing	N/A*	Software and Network development sales, and consulting service
Guangzhou Yuexiu District Xueersi Training Center ("Guangzhou Yuexiu Center")	March 12, 2013	Guangzhou	N/A*	After-school tutoring for primary and secondary school students
Nanjing Xintangsichuang Education Training School ("Nanjing Xintangsichuang School")	April 19, 2013	Nanjing	N/A*	After-school tutoring for primary and secondary school students
Chengdu Jinniu District Xueersi Training School ("Chengdu Jinniu School")	April 22, 2013	Chengdu	N/A*	After-school tutoring for primary and secondary school students

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015
(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

Name	Later of date of incorporation or acquisition	Place of incorporation (or establishment) /operation	Percentage of legal ownership	Principal activities
Taiyuan Xiaodian District Xueersi Training School ("Taiyuan Xiaodian School")	May 2, 2013	Taiyuan	N/A*	After-school tutoring for primary and secondary school students
Wuhan Wuchang District Xueersi Training School ("Wuhan Wuchang School")	June 27, 2013	Wuhan	N/A*	After-school tutoring for primary and secondary school students
Wuhan Jiang'an District Xueersi Education Yongqing Training School ("Wuhan Yongqing School")	August 30, 2013	Wuhan	N/A*	After-school tutoring for primary and secondary school students
Zhengzhou Zhongyuan District Xueersi Training School ("Zhengzhou Zhongyuan School")	October 21, 2013	Zhengzhou	N/A*	After-school tutoring for primary and secondary school students
Shenzhen Xueersi Training Center ("Shenzhen Xueersi Center")	November 12, 2013	Shenzhen	N/A*	After-school tutoring for primary and secondary school students
Hangzhou Xueersi Training School ("Hangzhou Xueersi School")	November 14, 2013	Hangzhou	N/A*	After-school tutoring for primary and secondary school students
Shanghai Putuo District Xueersi Training School ("Shanghai Putuo School")	January 6, 2014	Shanghai	N/A*	After-school tutoring for primary and secondary school students
Beijing Changping District Xueersi Training School ("Beijing Changping School")	January 13, 2014	Beijing	N/A*	After-school tutoring for primary and secondary school students
Qingdao Xueersi Education Information Consulting Co., Ltd. ("Qingdao Education")	April 1, 2014	Qingdao	N/A*	Educational information consulting and educational software development
Chongqing Nan'an Xueersi Training School ("Chongqing Nan'an School")	April 11, 2014	Chongqing	N/A*	After-school tutoring for primary and secondary school students
Beijing Jingshi Shifan Culture Distribution Co., Ltd. ("Jingshi Shifan")	May 28, 2014	Beijing	N/A*	Organize contests and culture communication
Changsha TAL Education Technology Co., Ltd. ("Changsha Education")	August 1, 2014	Changsha	N/A*	Educational information consulting and educational software development

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015
(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

Name	Later of date of incorporation or acquisition	Place of incorporation (or establishment) /operation	Percentage of legal ownership	Principal activities
Jinan Xueersi Education Training School School ("Jinan Xueersi School")	September 2, 2014	Jinan	N/A*	After-school tutoring for primary and secondary school students
Qingdao Xueersi Wenli Training School School ("Qingdao Wenli School")	December 12, 2014	Qingdao	N/A*	After-school tutoring for primary and secondary school students
Shijiazhuang Qiaoxi District Xueersi Culture Training School ("Shijiazhuang Qiaoxi School")	December 18, 2014	Shijiazhuang	N/A*	After-school tutoring for primary and secondary school students

*
These entities are controlled by the Company pursuant to the contractual arrangements disclosed below.

(1)
Previously known as Xueersi International Education Group. The name change permit was granted by the governmental authority in June 2013.

(2)
Previously known as TAL Education Technology (Beijing) Co., Ltd. The name change permit was granted by the governmental authority in August 2013.

(3)
Previously known as Suzhou Xueersi Network Technology Co., Ltd. The name change permit was granted by the governmental authority in April 2014.

(4)
Previously known as Suzhou Zhikang Culture Training Center. The name change permit was granted by the governmental authority in April 2014.

The VIE arrangements

        PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing education services outside China. As a Cayman Islands company, the Company is deemed a foreign legal person under the PRC laws.

        To comply with the PRC laws and regulations, except for its personalized premium tutoring service in Beijing, which is currently offered substantially through Huanqiu Zhikang and Zhixuesi Beijing, the Company's wholly owned PRC subsidiaries, the Group provides and plans to provide most of its services in the PRC through its VIEs, Xueersi Education, Xueersi Network, Beijing Dongfangrenli and their subsidiaries and schools. The VIEs and their subsidiaries and schools hold various licenses upon which the Company's business depends. A substantial majority of the Company's employees who provide the Company's services are hired by the VIEs and their subsidiaries and schools, and the VIEs and their subsidiaries and schools lease a substantial majority of the properties upon which the Company's services are delivered. The nominee shareholders of the VIEs have received two loans from TAL Beijing for capital contribution. These loans are eliminated on the Group's consolidated balance sheets. The net revenue from the VIEs and their subsidiaries and schools accounted for 90.7% of the

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015
(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

Company's total net revenue for the fiscal year ended February 28, 2015. To provide the Company the power to control and the ability to receive the majority of the expected residual returns of the VIEs and their subsidiaries and schools, the Company's wholly owned subsidiary, TAL Beijing, entered into a series of contractual arrangements with Xueersi Education, Xueersi Network and their respective shareholders on February 12, 2009, including exclusive business service agreements, which were superseded by the Exclusive Business Cooperation Agreement entered into on June 25, 2010. In addition, on December 27, 2011, TAL Beijing entered into a series of contractual arrangements with Beijing Dongfangrenli and their respective shareholders. On June 24, 2013 and July 29, 2013, the Company and Mr. Bangxin Zhang entered into a deed of undertaking dated June 24, 2013 and a side letter dated July 29, 2013, respectively.

        Through the below contractual arrangements, TAL Beijing has (1) the power to direct the activities of the VIEs and their subsidiaries and schools that most significantly affect their economic performance and (2) the right to receive substantially all the benefits from the VIEs and their subsidiaries and schools. It is therefore considered the primary beneficiary of the VIEs and their subsidiaries and schools, and accordingly, the results of operations, assets and liabilities of the VIEs and their subsidiaries and schools are consolidated in the Group's financial statements.

        Series of exclusive technology support and service agreements: Pursuant to Exclusive Business Cooperation Agreement entered into in June 2010, by and among TAL Beijing, Xueersi Education, Xueersi Network, and the shareholders of Xueersi Education and Xueersi Network, TAL Beijing or its designated affiliates have the exclusive right to provide each of Xueersi Education and Xueersi Network and their subsidiaries and schools comprehensive intellectual property licensing and various technical and business support services. Pursuant to the Exclusive Service Agreement entered into by and among TAL Beijing, Beijing Dongfangrenli and its shareholders in December 2011, TAL Beijing and its designated affiliates have the exclusive right to provide Beijing Dongfangrenli and its subsidiaries and schools (if any) comprehensive intellectual property licensing and various technical and business support services. The services under each of these agreements include, but are not limited to, employee training, technology development, transfer and consulting services, public relation services, market survey, research and consulting services, market development and planning services, human resource and internal information management, network development, upgrade and ordinary maintenance services, and software and trademark licensing and other additional services as the parties may mutually agree from time to time. TAL Beijing owns the exclusive intellectual property rights developed in the performance of these agreements. As consideration for these services, TAL Beijing and its designated affiliates are entitled to charge the VIEs and VIEs' subsidiaries and schools annual service fees and adjust the service fee rates from time to time at its discretion. The agreements are effective within the operation term of TAL Beijing, the VIEs and VIEs' subsidiaries and schools according to PRC Law, unless earlier terminated by mutual agreement of all parties.

        Call option agreement: Pursuant to the call option agreements entered into in February 2009 and December 2011, by and among TAL Beijing, the VIEs and their subsidiaries, the shareholders of the VIEs unconditionally and irrevocably granted TAL Beijing or its designated party an exclusive option to purchase from the VIEs' shareholders, to the extent permitted under PRC law, part of or all the equity interests in the VIEs, as the case may be, for the minimum amount of consideration permitted by the

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015
(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

applicable law without any other conditions. TAL Beijing has sole discretion to decide when to exercise the option, whether in part or in full. Unless earlier terminated by mutual agreement of all parties, this agreement shall remain effective until TAL Beijing exercises its purchase right to purchase all the VIEs' equity interests according to this agreement.

        Equity pledge agreement: Pursuant to the equity pledge agreements entered into in June 2010 and December 2011, the shareholders of the VIEs unconditionally and irrevocably pledged all of their equity interests, including the right to receive declared dividends and the voting rights, in the VIEs to TAL Beijing to guarantee the VIEs' performance of their obligations under the technology support and service agreements. The shareholders of the VIEs agree that, without prior written consent of TAL Beijing, they will not transfer or dispose the pledged equity interests or create or allow any encumbrance on the pledged equity interests that would prejudice TAL Beijing's interest. These agreements are effective over the same term as the exclusive technology support and service agreements and can only be terminated when all the obligations under the exclusive technology support and service agreements are completely fulfilled.

        Letter of Undertaking: All of the shareholders of Xueersi Education and Xueersi Network executed a letter of undertaking in February 2009 to covenant with and undertake to TAL Beijing that, if, as the respective shareholders of Xueersi Education and Xueersi Network, such shareholders receive any dividends, interests, other distributions or remnant assets upon liquidation from Xueersi Education and Xueersi Network, such shareholders shall, to the extent permitted by applicable laws, regulations and legal procedures, remit all such income after payment of any applicable tax and other expenses required by laws and regulations to TAL Beijing without any compensation therefore. All of the shareholders of Beijing Dongfangrenli have made similar undertakings in the option agreement dated December 27, 2011, described above.

        Power of attorney: The shareholders of the VIEs have executed an irrevocable power of attorney appointing TAL Beijing, or any person designated by TAL Beijing as their attorney-in-fact to vote on their behalf on all matters of the VIEs requiring shareholder approval under PRC laws and regulations and the articles of association of the VIEs in August 2009 and December 2011. These agreements remain effective during the entire period during which they are shareholders of the VIEs.

        The articles of associations of the VIEs state that the major rights of the shareholders in shareholders' meeting include the power to approve the operating strategy and investment plan, elect the members of board of directors and approve their compensation and review and approve annual budget and earning distribution plan. Therefore, through the irrevocable power of attorney arrangement TAL Beijing has the ability to exercise effective control over the VIEs through shareholder votes and through such votes to also control the composition of the board of directors. As a result of these contractual rights, the Company has the power to direct the activities of the VIEs that most significantly impact their economic performance.

        Spousal consent letter: The spouse of each of the shareholders of the VIEs entered into a spousal consent letter to acknowledge that she is aware of, and consents to, the execution by her spouse of the equity pledge agreement, the call option agreement and the power of attorney described above. Each

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015
(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

spouse further agrees that she will not take any actions or raise any claims to interfere with the performance by her spouse of the obligations under the above mentioned agreements.

        Deed of undertaking: On June 24, 2013 and July 29, 2013, the Company and Mr. Bangxin Zhang executed a deed of undertaking dated June 24, 2013 and a side letter dated July 29, 2013, respectively (collectively, the "Deed"). Pursuant to the Deed, Mr. Zhang has irrevocably covenanted and undertaken to the Company that:

  •
  as long as Mr. Bangxin Zhang owns shares in the Company, whether legally or beneficially, and directly or indirectly (including shares held through Mr. Bangxin Zhang's personal holding company Bright Unison Limited or any other company, trust, nominee or agent, if any), representing more than 50% of the aggregate voting power of the then total issued and outstanding shares of the Company,

  •
  Mr. Bangxin Zhang will not, directly or indirectly, (i) requisition or call any meeting of shareholders for the purpose of removing or replacing any of existing directors or appointing any new director, or (ii) propose any resolution at any of shareholders meetings to remove or replace any of existing directors or appoint any new director; and

  •
  should any meeting of shareholders be called by the board of directors or requisitioned or called by shareholders for the purpose of removing or replacing any of the directors or appointing any new director, or if any resolution is proposed at any of shareholder meetings to remove or replace any of the directors or appoint any new director, the maximum number of votes which Mr. Bangxin Zhang will be permitted to exercise shall be equal to the total aggregate number of votes of the then total issued and outstanding shares of the Company held by all members of the Company, other than shares which are owned, whether legally or beneficially, and directly or indirectly by Mr. Bangxin Zhang, less one vote.

  •
  Mr. Bangxin Zhang will not cast any votes he has as a director or shareholder (if applicable) on any resolutions or matters concerning enforcing, amending or otherwise relating to the Deed being considered or voted upon by board of directors or shareholders, as the case may be.

        In the opinion of Maples and Calder, the Company's Cayman Islands legal counsel, the deed of undertaking constitutes the legal, valid and binding obligations of Mr. Bangxin Zhang, which cannot be unilaterally revoked by Mr. Bangxin Zhang, and is enforceable in accordance with its terms under existing Cayman Islands laws.

Risks in relation to the VIE structure

        The Company believes that TAL Beijing's contractual arrangements with the VIEs and their respective subsidiaries, schools and shareholders are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company's ability to enforce these contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the Group would be subject to fines or potential actions by the relevant PRC regulatory authorities with broad discretions, which could include:

  •
  revoke the Group's business and operating licenses;

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015
(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

  •
  require the Group to discontinue or restrict its operations;

  •
  restrict the Group's right to collect revenues;

  •
  block the Group's websites;

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

        The imposition of any of these penalties could result in a material adverse effect on the Company's ability to conduct the Group's business. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the activities of the VIEs, and the VIEs' subsidiaries and schools, or the right to receive their economic benefits, the Company would no longer be able to consolidate the VIEs, and the VIEs' subsidiaries and schools. The Company does not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation or dissolution of the Company, TAL Beijing, or the VIEs and their respective subsidiaries and schools.

        The four legal owners of Xueersi Education and Xueersi Network are Mr. Bangxin Zhang, Mr. Yachao Liu, Mr. Yunfeng Bai, and Mr. Yundong Cao, and the three legal owners of Beijing Dongfangrenli are Mr. Zhang, Mr. Liu and Mr. Bai. Mr. Zhang, Mr. Liu and Mr. Bai are shareholders and directors or officers of TAL Education Group. Mr. Cao is a beneficial owner of TAL Education Group. Mr. Zhang is a director of TAL Education Group. Mr. Liu is a director of Beijing Dongfangrenli. The interests of Mr. Zhang, Mr. Liu, Mr. Bai and Mr. Cao as beneficial owners of the VIEs may differ from the interests of the Group as a whole, since these parties' respective equity interests in the VIEs may conflict with their respective equity interests in the Group. When conflicts of interest arise, it is possible that any or all of these individuals may not act in the best interests of the Group, and such conflicts may not be resolved in the Group's favor. In addition, these individuals may breach, or cause VIEs, their subsidiaries and schools to breach, or refuse to renew, the existing contractual arrangements the Group has with them and VIEs, their subsidiaries and schools. Other than the aforementioned deed of undertaking the Group entered with Mr. Zhang, the Group currently does not have any arrangements to address potential conflicts of interest between these individuals and the Company. To a large extent, the Group relies on the legal owners of the VIEs to abide by the laws of the Cayman Islands and China, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in the best interests of the company and not to use their positions for personal gains. If the Group cannot resolve any conflict of interest or dispute between it and these individuals, the Group would have to rely on legal proceedings, which could result in disruption of its business and subject it to substantial uncertainty as to the outcome of any such legal proceedings.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015
(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

        The following consolidated financial statement balances and amounts of the Company's VIEs and their subsidiaries and schools, were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions among the Company, its subsidiaries, its VIEs and VIEs' subsidiaries and schools in the Group.

	As of February 28, 2014	As of February 28, 2015
Cash and cash equivalents	$136,914,501	$161,603,461
Term deposits	—	542,308
Prepaid expenses and other current assets	14,728,772	34,612,547

Total current assets	151,643,273	196,758,316

Property and equipment, net	51,978,968	62,763,402
Other non-current assets	11,440,412	43,322,163

Total assets	215,062,653	302,843,881

Deferred revenue	102,488,333	154,982,001
Accrued expenses and other current liabilities	24,586,713	38,436,846

Total current liabilities	127,075,046	193,418,847

Total non-current liabilities	846,040	215,764

Total liabilities	$127,921,086	$193,634,611

	For the year ended February 28, 2013	For the year ended February 28, 2014	For the year ended February 28, 2015
Net revenues	$186,575,902	$272,231,845	$393,401,571
Net income	$55,172,212	$86,108,986	$121,489,140

	For the year ended February 28, 2013	For the year ended February 28, 2014	For the year ended February 28, 2015
Net cash provided by operating activities	$37,349,571	$53,427,076	$85,654,272
Net cash (used in)/provided by investing activities	$(9,039,457)	$6,192,159	$(60,089,867)

        As of February 28, 2013, 2014 and 2015, the balance of the amount payable by the VIEs and their subsidiaries and schools to TAL Beijing or its designated affiliates related to the service fees was $13.0 million, $20.6 million and $18.7 million, respectively and was eliminated upon consolidation.

        There are no consolidated VIEs' assets that are collateral for the VIEs' obligations and can only be used to settle the VIEs' obligation.

        The following consolidated financial statement balances and amounts of the Company and its subsidiaries, excluding the Company's VIEs and VIEs' subsidiaries and schools, were included in the

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015
(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

accompanying consolidated financial statements after the elimination of inter-company transactions and balances among the Company, its subsidiaries, its VIEs and VIEs' subsidiaries and schools in the Group:

	As of February 28, 2014	As of February 28, 2015
Cash and cash equivalents	$133,016,070	$308,553,969
Term deposits	—	20,687,455
Prepaid expenses and other current assets	15,717,279	13,432,794

Total current assets	148,733,349	342,674,218

Property and equipment, net	26,646,223	30,812,246
Other non-current assets	37,156,542	96,084,292

Total assets	212,536,114	469,570,756

Deferred revenue	29,912,729	22,657,938
Accrued expenses and other current liabilities	9,768,551	16,478,238

Total current liabilities	39,681,280	39,136,176

Total non-current liabilities	—	226,073,034

Total liabilities	$39,681,280	$265,209,210

	For the year ended February 28, 2013	For the year ended February 28, 2014	For the year ended February 28, 2015
Net revenues	$39,355,193	$41,663,360	$40,567,998
Net loss	$(21,732,146)	$(25,503,214)	$(54,345,119)

	For the year ended February 28, 2013	For the year ended February 28, 2014	For the year ended February 28, 2015
Net cash provided by operating activities	$28,060,174	$48,131,290	$61,923,715
Net cash used in investing activities	$(19,079,248)	$(23,595,025)	$(85,695,143)
Net cash (used in)/provided by financing activities	$(41,465,075)	$—	$201,837,942

        Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of their statutory reserve and their paid in capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 20 for disclosure of restricted net assets.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015
(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

        The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America ("U.S. GAAP").

Basis of consolidation

        The consolidated financial statements include the financial statements of the Company, its wholly owned subsidiaries, which are accounted for under the voting interest model, and its VIEs, VIEs' subsidiaries and schools consolidated under the variable interest entity consolidation model. All inter-company transactions and balances have been eliminated upon consolidation.

Consolidation of Variable Interest Entities

        The Company through TAL Beijing, a wholly owned foreign enterprise, has executed a series of contractual agreements with its VIEs, the VIEs' subsidiaries and schools and the VIEs' nominee shareholders. For a description of these contractual arrangements, see "Note 1 Organization and Principal Activities—The VIE Arrangements." These contractual agreements do not provide TAL Beijing with an equity interest in legal form in the VIEs. As the Company holds no legal form of equity ownership in the VIEs, the Company applied the variable interest entity consolidation model as set forth in Accounting Standards Codification 810, Consolidation ("ASC 810") instead of the voting interest model of consolidation.

        By design, the contractual agreements provide TAL Beijing with a right to receive benefits equal to substantially all of the net income of these entities, and thus under ASC 810 these agreements are considered variable interests. Subsequent to identifying any variable interests, any party holding such variable interests must determine if the entity in which the interest is held is a variable interest entity and subsequently which reporting entity is the primary beneficiary of, and should therefore consolidate, the variable interest entity. Among other reasons, an entity is considered a variable interest entity if the holders of the equity investment at risk in the entity, as a group, lack any one of the following characteristics of a controlling financial interest:

  •
  The power, through voting rights or similar rights, to direct the activities of the entity that most significantly impact the entity's economic performance

  •
  The obligation to absorb the entity's expected losses, or

  •
  The right to receive the entity's expected residual returns

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015
(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

        The Company has determined that the contractual agreements are in fact valid and legally enforceable. Such arrangements were entered into in order to comply with the underlying legal and/or regulatory restrictions that govern the ownership of a direct equity interest in the VIEs. In the opinion of the Company's PRC counsel, Tian Yuan Law Firm, the contracts are legally enforceable under PRC law. See "Note 1 Organization and Principal Activities—The VIE Arrangements."

        The Company has considered the existence of related party relationships, e.g. ownership of an equity interest in the Company and the VIEs, and the effect that might have on the enforceability of the contractual agreements and in turn whether they are substantive. The Company believes there are no barriers to exercise its rights under the contracts and therefore they are substantive and appropriately considered in the consolidation analysis in accordance with ASC 810. In assessing the shareholdings of certain individual parties in the Company and in the VIEs, specifically Mr. Bangxin Zhang, the Company acknowledges that from November 23, 2011, Mr. Bangxin Zhang, a majority nominee shareholder in the VIEs, also held a majority voting interest in the Company, which resulted from conversion of Class B common shares with ten votes per share to Class A common shares with one vote per share by other shareholders. Therefore, the Company has reassessed the consolidation of its VIEs.

        Although the contractual arrangements between TAL Beijing and the VIEs were designed to provide TAL Beijing with the characteristics of a controlling financial interest regardless of the respective shareholdings of Mr. Bangxin Zhang, during the period between November 23, 2011 and June 24, 2013, Mr. Bangxin Zhang's majority voting interest in the Company, when combined with his status as a majority nominee shareholder in the VIEs, could have constrained the ability of the Company to exercise its rights under the contractual agreements. This is due to the fact that Mr. Bangxin Zhang's majority voting interest in the Company provided him with the legal ability to control the composition of a majority of the board of directors and therefore may have provided him with the legal ability to affect whether or not the Company could exercise the rights contained in the contractual agreements. Mr. Bangxin Zhang did not exercise this power at any time during the period in which he held a majority voting interest in the Company and during such period. In fact, there was no change in the composition of the board of directors or in the day-to-day operations of the Company during the period.

        On June 24, 2013 and July 29, 2013, the Company and Mr. Bangxin Zhang executed a deed of undertaking dated June 24, 2013 and a side letter dated July 29, 2013, respectively (collectively, the "Deed"). Pursuant to the terms of the Deed, as long as Mr. Bangxin Zhang owns a majority voting interest, whether legally or beneficially, and directly or indirectly, in Company, (1) Mr. Bangxin Zhang

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015
(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

cannot requisition or call a meeting of shareholders or propose a shareholders resolution to appoint or remove a director, (2) if shareholders are asked to appoint or remove a director, the maximum number of votes which Mr. Bangxin Zhang will be permitted to exercise in connection with such shareholder approval is equal to the total aggregate number of votes of the then total issued and outstanding shares of the Company held by all members of the Company, other than shares which are owned, whether legally or beneficially, and directly or indirectly by Mr. Bangxin Zhang, less one vote and (3) if shareholders or board of directors are asked to consider or approve any matter related to the Deed, Mr. Bangxin Zhang cannot exercise his voting power.

        Upon execution of the Deed, despite his ownership of and as long as he holds a majority voting interest, whether legally or beneficially, and directly or indirectly, in the Company, Mr. Bangxin Zhang will (1) not be permitted to requisition or call a meeting of shareholders or propose a shareholders resolution to appoint or remove a director, (2) in relation to any shareholder approvals to appoint or remove a director, only be permitted to exercise up to the number of votes equal to the total aggregate number of votes of the then total issued and outstanding shares of the Company held by all members of the Company, other than shares which are owned, whether legally or beneficially, and directly or indirectly by Mr. Bangxin Zhang, less one vote and (3) in relation to shareholders' or board of directors' consideration or approval of any matter related to the Deed, Mr. Bangxin Zhang cannot exercise his voting power. The terms of the Deed prevents Mr. Bangxin Zhang from controlling the rights of the Company as it relates to the contractual agreements, and accordingly, the Company retains a controlling financial interest in the VIEs and would consolidate them as the VIEs' primary beneficiary.

        Please see Note 1 for the presentation of abbreviated financial information of the VIEs and the Group without the VIEs, after elimination of intercompany balances and transactions.

Use of estimates

        The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenue, costs, and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Significant accounting estimates reflected in the Group's consolidated financial statements include the forfeiture rate for share-based compensation, valuation allowance for deferred tax assets, the useful lives of property and equipment and intangible assets, impairment of available-for-sale securities, intangible assets, long-lived assets, goodwill and long term investments, fair value assessment of long-term investments and consolidation of variable interest entities.

Cash and cash equivalents

        Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments, which are unrestricted as to withdrawal or use, or have remaining maturities of three months or less when purchased.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015
(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Term deposits

        Term deposits consist of deposits placed with financial institutions with original maturities of greater than three months and less than one year. If the term deposits are withdrawn before maturity date, the Company will be subject to a significant penalty for early redemption.

Restricted cash

        The Group's restricted cash is related to deposits required by PRC government authorities for establishing new schools and subsidiaries.

Available-for-sale securities

        Available-for-sale securities are carried at their fair value. Unrealized gains and losses from the changes in fair value are included in accumulated other comprehensive income.

        The Group reviews its available-for-sale securities for other-than-temporary impairment in accordance with authoritative guidance based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating the potential impairment of its available-for-sale securities. If the cost of an investment exceeds the investment's fair value, the Group considers, among other factors, general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the cost, and the Group's intent and ability to hold the investment. Other-than-temporary impairments below cost are recognized as a loss in the consolidated statements of operations.

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

Business combinations

        Business combinations are recorded using the acquisition method of accounting. The assets acquired, the liabilities assumed, and any noncontrolling interests of the acquiree at the acquisition date, if any, are measured at their fair values as of the acquisition date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interest of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Common forms of the consideration made in acquisitions include cash and common equity

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015
(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

instruments. Consideration transferred in a business acquisition is measured at the fair value as of the date of acquisition.

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

        As discussed in Note 3, during the year ended February 28, 2015, the Group acquired Muchong.com, Gaokaopai and Jingshi Shifan for cash consideration of $5,000,000, $638,009 and $630,384, respectively.

Acquired intangible assets, net

        Acquired intangible assets other than goodwill consist of trade name, domain names, partnership agreement, student base, non-compete agreement, copy rights, education license, customer relationship, concession, user base and technology, and are carried at cost, less accumulated amortization and impairment. Amortization of finite-lived intangible assets is computed using the straight-line method over the estimated useful lives. Student base is amortized using the estimated attrition pattern and graduation rates of the acquired schools. The amortization periods by major intangible asset classes are as follows:

Trade name	10.0 years
Copy rights	3.0-5.0 years
Student base	3.5 years
Partnership agreement	2.6-3.5 years
Domain names	3.0 years
Non-compete agreement	2.0-3.0 years
Education license	0.9-5.0 years
Customer relationship	3.0-5.0 years
Concession	3.0-5.0 years
User base	5.0 years
Technology	5.0 years

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015
(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill

        The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheets as goodwill. Goodwill is not amortized, but tested for impairment annually or more frequently if event and circumstances indicate that it might be impaired.

        In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance permits the Company to first assess qualitative factors to determine whether it is "more likely than not" that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. Absent from any impairment indicators, the Group performs its annual impairment test on the last day of each fiscal year.

        For the year ended February 28, 2015, the Group did not choose to perform the assessment of qualitative factors for goodwill impairment and performed its annual impairment test using a two-step approach. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liabilities representing the implied fair value of goodwill.

Long-term investments

        The Group's long-term investments consist of cost method investments, equity method investments, available-for-sale investments and fair value option investments.

Cost method investments

        For investee companies over which the Group neither has significant influence nor control through investment in common stock or in-substance common stock and which do not have readily determinable fair value, the Group accounts for the investments in cost method, under which the Group carries the investments at cost and recognize as income for any dividend received from distribution of the investee's earnings.

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015
(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The Group accounts for its investment in Minerva Project, Inc. and several other third-party companies using the cost method. These investments are carried at cost and adjusted for other than-temporary declines in fair value of the investments and distributions of investees' earnings.

Equity method investments

        Investee companies over which the Group has the ability to exercise significant influence, but does not have a controlling interest through investment in common stock or in-substance common stocks, are accounted for using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee's board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate. For certain investment in limited partnerships, where the Group holds less than a 20% equity or voting interest, the Group may also have significant influence. Under the equity method, the Group initially records its investment at cost and subsequently recognizes the Group's proportionate share of each equity investee's net income or loss after the date of investment into earnings and accordingly adjusts the carrying amount of the investment.

        The Group reviews its equity method investments for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its equity method investments. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Group accounts for its investments in several third-party companies using the equity method.

Long-term available-for-sale investments

        For investments in investees' preferred stocks which are determined to be debt securities, the Group accounts for them as long-term available-for-sale investments when they are not classified as either trading or held-to-maturity investments. Available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income as a component of shareholders' equity. Realized gains and losses and provision for decline in value judged to be other than temporary, if any, are recognized in the consolidated statements of operations.

Fair value option investments

        The Group elected the fair value option to account for certain investments whereby the change in fair value is recognized in the consolidated statements of operations.

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015
(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

        Fair value of financial instruments is discussed in Note 12.

Revenue recognition

        Revenue is recognized when earned and is reported net of business tax.

        The primary sources of the Group's revenues are as follows:

  (a)
  Educational programs and services

    The educational programs and services primarily consist of after-school group tutoring (including Xueersi Peiyou small class and Mobby courses) and after-school one-on-one tutoring. Tuition revenue is generally collected in advance and is initially recorded as deferred revenue. Tuition revenue is recognized proportionately as the tutoring sessions are delivered. The revenue for educational programs and services for the years ended February 28, 2013, 2014 and 2015 are $218,006,411, $303,842,180 and $415,002,434, respectively.

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015
(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

    The Group has a sales incentive plan effective from September 1, 2013 for after-school one-on-one tutoring services. Under the sales incentive plan, students can get certain number of free classes in the future based on the amounts of tuition fees they deposit and consume. Revenue is recognized proportionately as the tutoring sessions are delivered by applying the related discount rates based on the deposited amounts. If there are any changes in the discount rates due to additional tuition fee payment or tuition fee refund, changes in revenue are recognized using a cumulative catch-up method.

  (b)
  Online education services through www.xueersi.com

    The online education services provided by the Group through www.xueersi.com to its students include audio-video course content and the revenue for the years ended February 28, 2013, 2014 and 2015 are $6,962,012, $9,289,431 and $15,489,758, respectively.

    Students enroll for online courses through www.xueersi.com by the use of prepaid study cards or payment to the Group's on-line accounts. The proceeds collected are initially recorded as deferred revenue. Revenues are recognized on a straight line basis over the subscription period from the date in which the students activate the courses to the date in which the subscribed courses end. Refunds are provided to the students who decide to withdraw from the subscribed courses within the course offer period, which generally ranges from five to fifteen months, and a proportional refund is based on the percentage of untaken courses to the total courses offered. Historically, the Group has not experienced material refunds on the recognized revenue, and as such, no accrual for estimated refunds is deemed necessary.

  (c)
  Sales of educational materials, online advertising services and others

    The Group sells educational materials to students at the Group's service centers. Also, the Group has several online platforms through which they provide online advertising services. Revenue is recognized after a contract is signed, the price is fixed or determinable, educational materials or advertising services are delivered and collection of the receivables is reasonably assured. The revenue from sales of educational materials, online advertising services and others for the years ended February 28, 2013, 2014 and 2015 are $962,672, $763,594 and $3,477,377, respectively.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015
(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Value added tax

        Pursuant to the PRC tax laws, in case of any product sales, generally the value added tax ("VAT") rate is 3% of the gross sales for small scale VAT payer and 17% of the gross sales for general VAT payer. TAL Beijing and Xueersi Education are deemed as general VAT payer since January 2010 and August 2010 respectively for the sales of guidance materials and the intercompany sales of self-developed software. For general VAT payer, VAT on sales is calculated at 17% on revenue from product sales and paid after deducting input VAT on purchases. The net VAT balance between input VAT and output VAT is reflected in the accounts under other taxes payable.

        In July 2012, the Ministry of Finance and the State Administration of Taxation jointly issued a circular regarding the pilot collection of VAT in lieu of business tax in certain areas and industries in the PRC. Implementation of such VAT pilot program was phased into Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. The Group's online education services and inter-company technical services which were previously subject to business tax are therefore subject to VAT at the rate of 6% of revenue for general VAT payer and hence Beijing Xintang Sichuang, TAL Beijing, Xueersi Education and Yidu Huida are deemed as general VAT payer at the rate of 6% since the policy was effective as of September 2012. Zhixuesi Beijing, as a newly established company is deemed as general VAT payer at the rate of 6% since August 2013. Tianjin Education is deemed as general VAT payer at the rate of 6% since January 2014. Qingdao Education is deemed a general VAT payer at the rate of 6% since April 2014.

        TAL Beijing, Yidu Huida and Beijing Xintang Sichuang sell certain software related products that are qualified as "software products" by PRC tax authorities and pay VAT at 17% first and then receive 14% refund after it is paid. The VAT refund receivables are recorded on accrual basis. Xueersi Education pays VAT at 13% for the book sales that enjoyed a preferential tax rate from August 2010 and enjoys an exemption from February 2014 to July 2017.

Business tax

        The Company's PRC subsidiaries, VIEs and VIEs' subsidiaries and schools are subject to business tax and surcharges at a rate of 3.3% to 5.6% on revenues related to certain types of services. The net revenues are presented net of those taxes incurred.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015
(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Operating leases

        Leases where substantially all the rewards and risks of the ownership of the assets remain with the leasing companies are accounted for as operating leases. Payments made for the operating leases are charged to the consolidated statements of operations on a straight-line basis over the shorter of the lease term or estimated useful life, and have been included in the consolidated statements of operations.

Advertising costs

        The Group expenses advertising costs as incurred. Total advertising costs incurred were $2,502,489, $2,779,346 and $3,276,393 for the years ended February 28, 2013, 2014 and 2015, respectively, and have been included in selling and marketing expenses in the consolidated statements of operations.

Government subsidies

        The Group reports government subsidies as other income when received from local government authority with no limitation on the use of the subsidies. The Group receives government subsidies related to government sponsored projects and records such government subsidies as a liability when it is received and records it as other income when there is no further performance obligation.

        Government subsidies received totaled $793,007, $1,092,286 and $440,210 for the years ended February 28, 2013, 2014 and 2015, respectively. The Group recorded $632,269, $1,104,750 and $464,327 government subsidies as other income for the years ended February 28, 2013, 2014 and 2015, respectively.

Foreign currency translation

        The functional and reporting currency of the Company is the United States dollar. The functional currency of the Company's PRC subsidiaries, VIEs and VIEs' subsidiaries and schools in the PRC is Renminbi ("RMB").

        Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are re-measured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the year are converted into the functional currencies at the applicable rates of exchange prevailing at the transaction dates. Transaction gains and losses are recognized in the consolidated statements of operations. For the years ended February 28, 2013, 2014 and 2015, the Group recorded exchange gains of $938,116, $1,026,482 and exchange loss of $1,691,122 respectively in other income/expense in the consolidated statements of operations.

        For translating the results of the PRC subsidiaries into the functional currency of the Company, assets and liabilities are translated from each subsidiary's functional currency to the reporting currency at the exchange rate on the balance sheet date. Equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015
(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

component of other comprehensive income in the consolidated statements of changes in equity and comprehensive income.

Foreign currency risk

        The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents, term deposits and restricted cash of the Group included aggregate amounts of $269,266,326 and $452,532,392 as of February 28, 2014 and 2015, respectively, which were denominated in RMB.

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

Comprehensive income

        Comprehensive income includes net income, unrealized gain or loss on available-for-sale investments, and foreign currency translation adjustments. Comprehensive income is reported in the consolidated statements of comprehensive income.

Concentration of credit risk

        Financial instruments that potentially expose the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, term deposits and restricted cash. The Group places its cash and cash equivalents, term deposits and restricted cash in financial institutions with high credit ratings.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015
(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial instruments

        The Group's financial instruments consist primarily of cash and cash equivalents, term deposits, restricted cash, short-term investment, amounts due from related parties and amounts due to related parties, accounts payables, income tax payable and bond payable. The carrying amounts of these financial instruments, except for bond payable, approximate their fair values because of their generally short maturities.

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

Recent accounting pronouncements adopted

        In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The FASB's objective in issuing this ASU is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP.

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

        This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The adoption of this guidance did not have a significant effect on the Group's consolidated financial statements.

        In April 2015, the FASB issued a new pronouncement which changes the presentation of debt issuance costs in financial statements. Under the ASU, an entity presents such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs is reported as interest expense. The ASU specifies that "debt issuance costs related to a note shall

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015
(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

be reported in the balance sheet as a direct deduction from the face amount of that note" and that "amortization of debt issuance costs also shall be reported as interest expense." The ASU's Basis for Conclusions observes that in practice, debt issuance costs incurred before the associated funding is received (i.e., before the issuance of the debt liability) are deferred on the balance sheet until that debt liability amount is recorded.

        The amendments do not affect the current guidance on the recognition and measurement of debt issuance costs. For example, the costs of issuing convertible debt would not change the calculation of the intrinsic value of an embedded conversion option that represents a beneficial conversion feature under ASC 470-20-30-13. Thus, entities may still need to track debt issuance costs separately from a debt discount.

        For public business entities, the amendments are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption of the amendments is permitted for financial statements that have not been previously issued.

        The amendments should be applied on a retrospective basis, wherein the balance sheet of each individual period presented should be adjusted to reflect the period-specific effects of applying the new guidance. Upon transition, an entity is required to comply with the applicable disclosures for a change in an accounting principle. These disclosures include the nature of and reason for the change in accounting principle, the transition method, a description of the prior-period information that has been retrospectively adjusted, and the effect of the change on the financial statement line items (i.e., debt issuance cost asset and the debt liability). The adoption of this guidance did not have a significant effect on the Group's consolidated financial statements.

Recent accounting pronouncements not yet adopted

        In May 2014, the Financial Accounting Standards Board ("FASB") issued a new pronouncement which affects any entity using U.S. GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This Accounting Standards Update ("ASU") will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles—Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU.

        The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

        Step 1: Identify the contract(s) with a customer.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015
(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Step 2: Identify the performance obligations in the contract.

        Step 3: Determine the transaction price.

        Step 4: Allocate the transaction price to the performance obligations in the contract.

        Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

        For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted.

        An entity should apply the amendments in this ASU using one of the following two methods:

  1.
  Retrospectively to each prior reporting period presented and the entity may elect any of the following practical expedients:

  •
  For completed contracts, an entity need not restate contracts that begin and end within the same annual reporting period.

  •
  For completed contracts that have variable consideration, an entity may use the transaction price at the date the contract was completed rather than estimating variable consideration amounts in the comparative reporting periods.

  •
  For all reporting periods presented before the date of initial application, an entity need not disclose the amount of the transaction price allocated to remaining performance obligations and an explanation of when the entity expects to recognize that amount as revenue.

  2.
  Retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application. If an entity elects this transition method it also should provide the additional disclosures in reporting periods that include the date of initial application of:

        The amount by which each financial statement line item is affected in the current reporting period by the application of this ASU as compared to the guidance that was in effect before the change. An explanation of the reasons for significant changes.

        The Group is in the process of evaluating the impact of this pronouncement to its consolidated financial statements.

        In June 2014, the FASB issued a new pronouncement which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation—Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015
(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved.

        The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted.

        Entities may apply the amendments in this ASU either: (a) prospectively to all awards granted or modified after the effective date; or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. If retrospective transition is adopted, the cumulative effect of applying this ASU as of the beginning of the earliest annual period presented in the financial statements should be recognized as an adjustment to the opening retained earnings balance at that date. In addition, if retrospective transition is adopted, an entity may use hindsight in measuring and recognizing the compensation cost. The Group does not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

        In August 2014, the FASB issued an authoritative pronouncement related to disclosure of uncertainties about an entity's ability to continue as a going concern. The update provides guidance on management's responsibility to evaluate whether there is substantial doubt about a company's ability to continue as a going concern and requires related footnote disclosures. The amendments are effective for annual periods ending after December 15, 2016, and interim periods thereafter. Early adoption is permitted.

        In May 2015, the FASB issued a pronouncement which provides amendments on the disclosure for fair value measured investments in certain entities that calculate net asset value per share (or its equivalent). The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The amendments apply to reporting entities that elect to measure the fair value of an investment within the scope of paragraphs 820-10-15-4 through 15-5 using the net asset value per share (or its equivalent) practical expedient in paragraph 820-10-35-59.

        The amendments are effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. A reporting entity should apply the amendments retrospectively to all periods presented. The retrospective approach requires that an investment for which fair value is measured using the net asset value per share practical expedient be removed from the fair value hierarchy in all periods presented in an entity's financial statements. Earlier application is permitted. The Group does not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015
(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

3. BUSINESS ACQUISITION

        Business acquisitions in fiscal year 2015:

        During the year ended February 28, 2015, the Group made three business acquisitions. Each acquisition has been recorded using the purchase method of accounting, and accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. The results of these acquired entities' operations have been included in the consolidated financial statements since the date of acquisition. Goodwill primarily represents the expected synergies from combining the acquired business with the business of the Group.

  Acquisition of Muchong.com

        In December 2014, the Group acquired 100% of equity interest in Muchong.com, a website of academic research, with total consideration of $10,000,000, of which $5,000,000 has been paid in cash as of February 28, 2015. According to the acquisition agreements, the other $5,000,000 of the total consideration is contingent upon the original shareholder's continuing employment with the Group for at least two years after the acquisition. As the contingent consideration arrangement would be automatically forfeited if the original shareholder terminates his employment with the Group, the amount has been accounted for as employment compensation for post-combination services of the original shareholder.

        The purchase price was allocated as of December 26, 2014, the date of acquisition as follows:

	US$	Amortization period
Intangible assets
Trade name	$1,095,000	10 years
User base	193,000	5 years
Goodwill	3,712,000

Total	$5,000,000

        The purchase price allocation described above was based on a valuation analysis provided by an independent appraiser. The fair value of the purchased intangible assets was measured by using the "income approach-excess earnings" and "relief from royalty" valuation method.

  Other acquisitions

        The Group acquired 65% of ownership interest in Jingshi Shifan, which is primarily engaged in organizing contests and culture communication, for which the consideration of $630,384 was paid in full as of February 28, 2015. The intangible assets, goodwill and noncontrolling interest acquired from the acquisition were $404,523, $561,425 and $291,817, respectively.

        The Group acquired 100% of equity interest in Gaokaopai, a professional website providing university and college enrollment information for high school students, for a total consideration of $638,009 in cash, of which $446,605 was paid as of February 28, 2015 and a contingent consideration of 44,000 nonvested shares was granted to Gaokaopai's original founder in exchange for his continued

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015
(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

3. BUSINESS ACQUISITION (Continued)

employment with the Group. The nonvested shares will vest in four equal installments on January 26 of each year from 2016 to 2019, assuming his continued employment for each period. The unvested shares will be automatically forfeit if he terminates his employment prior to the vesting date. The Group accounts for the nonvested shares as share based compensation. The intangible assets and goodwill from this acquisition were $79,751 and $558,258, respectively.

        The results of operations for all these acquired entities have been included in the Group's consolidated financial statements from their respective acquisition date. The acquired goodwill is not deductible for tax purposes.

        The following summarized unaudited pro forma results of operations for the years ended February 28, 2014 and 2015 assuming that the three acquisitions during the year ended February 28, 2015 occurred as of March 1, 2013. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred as of March 1, 2013, nor is it indicative of future operating results.

	For the year ended February 28,
	2014	2015
	(Unaudited)	(Unaudited)
Pro forma net revenues	$314,304,931	$434,205,910
Pro forma net income	$60,681,648	$66,917,495
Pro forma net income per share—basic	$0.39	$0.42
Pro forma net income per share—diluted	$0.38	$0.41

  Business acquisition in fiscal year 2014:

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

	US$	Amortization period
Intangible assets
Trade name	$771,952	10 years
Customer relationship	426,839	3-5 years
Non-compete agreement	32,834	2 years
Goodwill	6,947,717

Total	$8,179,342

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015
(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

3. BUSINESS ACQUISITION (Continued)

        The purchase price allocation described above was based on a valuation analysis provided by an independent appraiser. The fair value of the purchased intangible assets was measured by using the "income approach-excess earnings" and "with & without" valuation method.

        The following summarized unaudited pro forma results of operations for the years ended February 28, 2013 and 2014 assuming that the acquisition during the year ended February 28, 2014 occurred as of March 1, 2012. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred as of March 1, 2012, nor is it indicative of future operating results.

	For the year ended February 28,
	2013	2014
	(Unaudited)	(Unaudited)
Pro forma net revenues	$226,674,709	$314,408,118
Pro forma net income	$33,195,337	$60,460,428
Pro forma net income per share—basic	$0.21	$0.39
Pro forma net income per share—diluted	$0.21	$0.38

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS

        Prepaid expenses and other current assets consisted of the following:

	As of February 28, 2014	As of February 28, 2015
Prepaid rent	$9,053,075	$12,957,179
Prepayments to suppliers(1)	2,999,108	7,042,279
Interest receivable	1,113,313	2,876,719
Loan receivables(2)	1,301,914	10,965,787
Staff advances	682,950	771,046
Deposit with third parties	130,191	845,362
ADR receivable	207,000	207,000
Study cards receivable	73,027	49,766
Receivable from rendered online advertising services	—	930,461
VAT refund receivable	305,633	268,392
Others	966,997	1,271,420

	$16,833,208	$38,185,411

(1)
Prepayments to suppliers were primarily for advertising fees, server hosting fees and purchases of property and equipment.

(2)
Loan receivables were primarily made up of bridge loans to third-parties with maturity terms less than one year. According to the loan agreements, upon maturity, these loans will be settled through repayment or conversion to equity interests of the borrowers at the Group's discretion. As

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015
(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS (Continued)

  of February 28, 2015, there are four loans outstanding, of which the largest is a loan of $10,168,275 to a third party online company.

  5. PROPERTY AND EQUIPMENT, NET

          Property and equipment, net, consisted of the following:

	As of February 28, 2014	As of February 28, 2015
Building	$65,000,502	$63,707,645
Leasehold improvement	12,913,755	24,788,436
Computer, network equipment and software	17,313,650	28,523,709
Vehicles	901,237	923,040
Office equipment and furniture	2,584,563	4,192,569

Total cost of property and equipment	98,713,707	122,135,399
Less: accumulated depreciation and amortization	(20,088,516)	(28,559,751)

	$78,625,191	$93,575,648

          For the years ended February 28, 2013, 2014 and 2015, depreciation expenses were $7,023,754, $9,549,852 and $11,728,577, respectively.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015
(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

  6. INTANGIBLE ASSETS, NET

          Intangible assets, net, consisted of the following:

	As of February 28, 2014	As of February 28, 2015
Domain names	$2,077,796	$2,077,796
Copyrights	1,648,532	1,648,532
Partnership agreement	349,783	349,783
Trade name	1,034,312	2,145,262
Student base	221,082	221,082
Non-compete agreement	49,846	49,846
Education license	4,509	144,074
Customer relationship	426,839	426,839
Concession	—	404,523
Technology	—	63,801
User base	—	193,000

Total cost of intangible assets	5,812,699	7,724,538
Less: accumulated amortization	(3,389,169)	(4,126,372)
Add: foreign exchange difference	112,063	89,089

	$2,535,593	$3,687,255

          Domain names and copyrights were acquired from third parties and the rest of intangible assets were recorded as a result of acquisitions.

          The Group recorded amortization expense of $343,578, $461,482 and $737,203 for the years ended February 28, 2013, 2014 and 2015, respectively.

          Estimated amortization expenses of the existing intangible assets for the next five years are $861,522, $810,858, $492,685, $412,327 and $268,022, respectively.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015
(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

  7. GOODWILL

          Changes in the carrying amount of goodwill for the years ended February 28, 2014 and 2015 consisted of the following:

	As of February 28, 2014	As of February 28, 2015
Gross amount:
Beginning balance	$2,079,460	$9,034,090
Addition	6,947,717	4,831,683
Exchange difference	6,913	(11,181)
Ending balance	9,034,090	13,854,592

Accumulated impairment loss:
Beginning balance	$(1,524,266)	$(1,524,266)
Charge for the year	—	—
Ending balance	(1,524,266)	(1,524,266)

Goodwill, net	$7,509,824	$12,330,326

          The Group did not incur impairment loss on goodwill for the years ended February 28, 2013, 2014 and 2015.

  8. LONG-TERM PREPAYMENTS AND OTHER NON-CURRENT ASSETS

          Long-term prepayments and other non-current assets consisted of the following:

	As of February 28, 2014	As of February 28, 2015
Long-term prepayments(1)	$989,454	$8,898,319
Other non-current assets	—	296,149

	$989,454	$9,194,468

(1)
As of February 28, 2015, the Group made prepayments to acquire minority equity interests in several third-party companies.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015
(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

9. LONG-TERM INVESTMENTS

        Long-term investments consisted of the following:

	As of February 28, 2014	As of February 28, 2015
Cost method investments
Minerva Project, Inc(1).	$—	$18,000,003
Other cost method investments	—	2,899,991
Equity method investments(2)
An online community service platform(3)	$—	$6,143,722
Other equity method investments	162,739	5,780,939
Fair value option investments(4)	3,080,000	9,282,000
Available-for-sale investments(4)	23,894,500	55,252,420

Total	$27,137,239	$97,359,075

(1)
In October 2014, the Group acquired certain equity interest in Minerva Project, Inc., a Delaware corporation that is committed to providing an exceptional and accessible liberal arts and sciences education for future leaders and innovators across all disciplines. The total consideration was $18,000,003. The Group applied cost method to account for the investment due to lack of ability to exercise significant influence.

(2)
As of February 28, 2015, the Group acquired minority equity interest in several third-party private companies through investments in their common stocks or in-substance common stocks. These investments represent equity interests ranging from 20% to 30% in certain equity method investments, majority of which are engaged in online platform or online education. In addition, one investment in a limited partnership with equity interest of 10% was accounted by equity method. The Group used the equity method to account for these investments, because the Group has the ability to exercise significant influence but does not have control over the investees.

(3)
In July 2014, the Group acquired 20% of equity interest of an online community service platform through investment in its common stocks and accounted for the investment using equity method.

(4)
Please refer to Note 12(a) fair value option investments and available-for-sales investments for details.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015
(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

        Accrued expenses and other current liabilities consisted of the following:

	As of February 28, 2014	As of February 28, 2015
Accrued employee payroll and welfare benefits	$17,445,220	$27,513,863
Accrued employee annual bonus	2,540,148	2,996,505
Other taxes payable	3,701,955	6,313,119
Accrued teaching material costs	345,745	103,166
Payable to employees	19,783	6,348
Government subsidies	148,274	124,057
Enrollment fees collected for sponsors	88,013	282,745
Payable for investments and acquisitions	133,772	1,922,514
Professional service fee payable	715,289	306,865
Interest payable	—	1,693,056
Others	2,285,793	2,726,364

Total	$27,423,992	$43,988,602

11. BOND PAYABLE

        On May 21, 2014, the Company issued $230,000,000 in aggregate principal amount of convertible bond due on May 15, 2019 (the "Bond"), unless earlier repurchased, converted or redeemed. The Bond bears interest at a rate of 2.5% per year, payable semiannually in arrears on May 15 and November 15 of each year, beginning on November 15, 2014.

        The net proceeds from the Bond, after deducting the issuance costs, were $224,722,942. The Company has accounted for the Bond as a single instrument as a long-term debt, bond payable. The debt issuance costs of $5,277,058 were treated as a reduction of the bond payable and amortized using the effective interest method over the period from issuance date to the earliest redemption date, May 15, 2017.

        In connection with the issuance of the bonds, the Company has entered into capped call            transactions (each a "Capped Call Transaction") with three initial purchasers or their affiliates by purchasing 8,749,913 options, which is the number of ADS initially issuable upon conversion of the Bonds in full, for $22,885,000. The Capped Call Transactions are expected generally to reduce the potential dilution to the Class A common shares and ADSs upon conversion of the Bond. The strike price of the Capped Call Transactions will initially correspond to the initial conversion price of the Bond and the cap price will initially be $35.39 per ADS and is subject to certain adjustments under the terms of the Capped Call Transactions. The Capped Call Transactions will terminate upon the maturity date of the Bond and will be settled in net ADSs unless the Group elected the cash settlement method. The Group accounted for the capped call transactions as equity transactions and recorded the $22,885,000 purchase price as a deduction of additional paid in capital.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015
(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

11. BOND PAYABLE (Continued)

        The main terms of the Bond are summarized as follows:

  Conversion

        The Bond are convertible into the Company's American Depositary Shares ("ADSs"), at the option of the holders, in integral multiples of $1,000 principal amount, at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date.

        The conversion rate equals 38.0431 ADSs per $1,000 principal amount of the Bond, which represents an initial conversion price of $26.29 per ADS.

  Redemption

        The Company does not have the right to redeem the Bond prior to maturity except for certain circumstances involving changes in the tax laws for the relevant taxing jurisdiction. Holders of the Bond have the right to require the Company to repurchase in cash all or part of their Bond on May 15, 2017 or upon the occurrence of certain fundamental changes at a repurchase price equal to 100% of the principal amount of the Bond to be repurchased, plus any accrued and unpaid interest to, but excluding, the repurchase date.

12. FAIR VALUE

  (a)
  Assets and liabilities measured at fair value on a recurring basis

    The Group measured available-for-sale securities and certain long-term investments at fair value on a recurring basis as of February 28, 2014 and 2015.

    Short-term investment—available-for-sale securities

    In August 2007, the Group made investment in mutual funds named Wan Jia He Xie Financing Fund. The available-for-sale securities have no contractual maturity dates and the Group can sell the investment at any time at the Group's decision. In November 2013, the Group sold the Fund back to the fund company.

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015
(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

12. FAIR VALUE (Continued)

    Long-term investments-fair value option

    The Group accounted for its investments in two third-party companies using the fair value option which is how management assesses the return on these investments. Changes in fair value are reflected in the consolidated statement of operations.

	As of February 28, 2014	As of February 28, 2015
Fair value option investments
Long-term investment in a third-party online platform(1)	3,080,000	3,193,000
Long-term investment in a third-party technology company(2)	—	6,089,000

	$3,080,000	$9,282,000

    (1)
    In February 2013, the Group acquired 16.85% equity interest in a third-party online education platform, a private company incorporated in the Cayman Islands, by purchasing 2,200,000 Series A preferred shares for a total cash consideration of $3,080,000.

    (2)
    In August 2014, the Group acquired 4.76% equity interest in a third-party technology company, a private company incorporated in the Cayman Islands, by purchasing 89,286 Series B preferred shares for a total cash consideration of $5,000,000.

    At the end of each reporting period, the Group measures the fair value of these investments using income approach in discounted cash flow method. The discounted cash flow analysis requires the use of significant unobservable inputs (level 3 inputs), including projected revenue, operating expenses, capital expenditures and a discount rate calculated based on the weighted average cost of capital. The Group recognized changes in fair value of the investments of $1,202,000 in the consolidated statements of operation in the fiscal year ended February 28, 2015.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015
(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

12. FAIR VALUE (Continued)

    For the years ended February 28, 2014 and 2015, the changes in the carrying amounts of long-term investments measured using the fair value option on a recurring basis were as follows:

Balance as of February 29, 2012	$—
Purchase	5,456,991
Foreign exchange difference	34,082

Balance as of February 28, 2013	$5,491,073
Changes in fair value	297,120
Disposal	(2,742,876)
Foreign exchange difference	34,683

Balance as of February 28, 2014	$3,080,000

Purchase	5,000,000
Changes in fair value	1,202,000

Balance as of February 28, 2015	$9,282,000

    Long-term investments—available-for-sales securities

    The Group accounted for below investments as debt securities and classified as available-for-sales investments, which were measured subsequently at fair value in the balance sheet and unrealized holding gains and losses shall be reported in other comprehensive income.

	As of February 28, 2014	As of February 28, 2015
Available-for-sales securities investments
Long-term investment in BabyTree Inc.(3)	$23,475,000	$24,309,000
Long-term investment in Guokr Corporation Limited(4)	—	15,471,000
Long-term investment in an online education company(5)	—	4,284,233
Long-term investments in other third-party companies(6)	419,500	11,188,187

	$23,894,500	$55,252,420

    (3)
    In January 2014, the Group acquired certain equity interest in BabyTree Inc. by purchasing its Series E redeemable preferred shares with a total cash consideration of $23,475,000. BabyTree Inc. was incorporated in Cayman Island and is an operator of a leading online resource and community platform for prospective and new parents. There was a $834,000 change in fair value of the investment in the fiscal year 2015.

    (4)
    In October 2014, the Group acquired certain equity interest in Guokr Corporation Limited by purchasing its Series C redeemable preferred shares with a total cash consideration of $15,000,000. Guokr Corporation Limited was incorporated in the

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015
(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

12. FAIR VALUE (Continued)

      Cayman Island and is an open, diverse interest community of science and technology that provides interesting science and technology content. There was a $471,000 change in fair value of the investment in fiscal year 2015.

    (5)
    In January 2015, the Group acquired certain equity interest in an online education company, who primarily engages in providing examination services. The equity interest was acquired through the Group's purchase of its Series B redeemable preferred shares. As the transaction date was close to the fiscal year end, the initial purchase price is considered the fair value of this investment as of February 28, 2015.

    (6)
    In the fiscal year ended February 28, 2015, the Group also acquired minority equity interest in several other third-party private companies, the majority of which are engaged in online platform or online education services. The Group holds 2.8% to 20% equity interests of these companies through purchasing their redeemable preferred shares. The Group accounted for the investments as available-for-sale investments. There was a $43,600 change in fair value of these investments in fiscal year 2015.

    The long-term investments accounted for as available-for-sale securities on a recurring basis are as follows:

US$
Balance as of February 28, 2013	$—
Purchase	23,894,500

Balance as of February 28, 2014	$23,894,500
Purchase	30,009,320
Changes in fair value	1,348,600

Balance as of February 28, 2015	$55,252,420

    As of February 28, 2014 and 2015, information about inputs for the fair value measurements of the Group's assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair Value Measurement at Reporting Date Using
Description	February 28, 2014	Quoted Prices in Active Market for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)
Long-term investments
Fair value option investments	$3,080,000	—	—	$3,080,000
Available-for-sale investments	$23,894,500	—	—	$23,894,500

Total	$26,974,500	—	—	$26,974,500

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015
(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

12. FAIR VALUE (Continued)

	Fair Value Measurement at Reporting Date Using
Description	February 28, 2015	Quoted Prices in Active Market for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)
Long-term investments
Fair value option investments	$9,282,000	—	—	$9,282,000
Available-for-sale investments	$55,252,420	—	—	$55,252,420

Total	$64,534,420	—	—	$64,534,420

  (b)
  Assets and liabilities measured at fair value on a nonrecurring basis

    The Group measures the goodwill at fair value on a nonrecurring basis when it is annually evaluated or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value as a result of the impairment assessments. The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection of discounted future cash flow and the discount rate.

    Bond payable is measured at fair value on a nonrecurring basis. As of February 28, 2015, the fair value of bond payable is $298,425,000 which is determined based on the quoted price in active market (Level 1).

13. INCOME TAXES

Cayman Islands

        The Company is a tax-exempted company incorporated in the Cayman Islands.

Hong Kong

        TAL Hong Kong and Yidu Hong Kong were established in Hong Kong and are subject to Hong Kong Profits Tax on its activities conducted in Hong Kong. It is subject to Hong Kong profit tax at 16.5%. No provision for Hong Kong Profits tax has been made in the consolidated financial statements as it has no assessable income for the years ended February 28, 2013, 2014 and 2015.

PRC

        Effective from January 1, 2008, a new Enterprise Income Tax Law, or ("the New EIT Law"), combined the previous income tax laws for foreign invested and domestic invested enterprises in the PRC by the adoption a unified tax rate of 25% for most enterprises with the following exceptions.

        Certain qualified high and new technology enterprises that meet the definition of "high and new technology enterprise strongly supported by the state" ("HNTE") could benefit from a preferential tax rate of 15%. Xueersi Education qualified as a HNTE and is subject to an enterprise income tax ("EIT") rate of 15% from calendar year 2012 to 2016. It is expected to be subject to an EIT rate of 15% as long as it maintains its status as a HNTE.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015
(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

13. INCOME TAXES (Continued)

        TAL Beijing was qualified as a "Newly Established Software Enterprise" and therefore it was entitled to a two-year exemption from EIT from calendar years 2009 through 2010 and a further reduction to 12.5% from calendar years 2011 through 2013. Later on, TAL Beijing qualified as a HNTE and is accordingly entitled to a preferential tax rate of 15% from calendar year 2014 to 2016 and is expected to be subject to an EIT rate of 15% as long as it maintains its status as an HNTE.

        Yidu Huida was qualified as "Newly Established Software Enterprise" and therefore it was entitled to a two-year exemption from EIT from calendar years 2011 through 2012 and a further reduction to 12.5% from calendar years 2013 through 2015.

        Beijing Xintang Sichuang was also qualified as "Newly Established Software Enterprise" and therefore it was entitled to a two-year exemption from EIT from calendar years 2013 through 2014 and a further reduction to 12.5% from calendar years 2015 through 2017.

        Provision (credit) for income tax consisted of the following:

	For the year ended February 28, 2013	For the year ended February 28, 2014	For the year ended February 28, 2015
Current
—PRC income tax expenses	$4,708,274	$7,863,965	$11,827,735
Deferred
—PRC income tax expenses	(607,182)	(1,184,211)	(2,459,194)

Total	$4,101,092	$6,679,754	$9,368,541

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015
(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

13. INCOME TAXES (Continued)

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group's deferred tax assets and liabilities were as follows:

	As of February 28, 2014	As of February 28, 2015
Current deferred tax assets:
Accrued payroll	$3,294,481	$4,630,334
Accrued expenses	244,109	—
Less: valuation allowance	(257,527)	(68,300)

Current deferred tax assets, net	3,281,063	4,562,034

Non-current deferred tax assets:
Property and equipment	50,236	223,178
Intangible assets	303,779	—
Accrued expenses	203,424	—
Prepaid expense	—	357,776
Tax losses carry-forward deferred tax assets	1,102,903	1,497,279
Less: valuation allowance	(1,104,814)	(370,021)

Non-current deferred tax assets, net	555,528	1,708,212

Current deferred tax liabilities:
Accrued ADR income	62,100	62,100

Current deferred tax liabilities	62,100	62,100

Non-current deferred tax liabilities:
Intangible assets	32,344	108,565
Property and equipment	—	118,227

Non-current deferred tax liabilities	$32,344	$226,792

        As of February 28, 2015, tax loss carry-forward amounted to $5,989,116 and would expire by the end of calendar year 2020. The Company operates its business through its subsidiaries, its VIEs and their subsidiaries and schools. The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs and their subsidiaries and schools may not be used to offset other subsidiaries' or VIEs' earnings within the Group. Valuation allowance is considered on each individual subsidiary and VIE basis. A valuation allowance of $438,321 had been established as of February 28, 2015, in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015
(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

13. INCOME TAXES (Continued)

investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because it believes such excess earnings can be distributed in a manner that would not be subject to income tax.

        The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group has concluded that there are no significant uncertain tax positions requiring recognition in financial statements for the years ended February 28, 2013, 2014 and 2015. The Group did not incur any significant interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future years.

        According to the PRC Tax Administration and Collection Law, the tax authority may require the taxpayer or the withholding agent to make delinquent tax payment within three years if the underpayment of taxes is resulted from the tax authority's act or error. No late payment surcharge will be assessed under such circumstances. The statute of limitation will be three years if the underpayment of taxes is due to the computational errors made by the taxpayer or the withholding agent. Late payment surcharge will be assessed in such case. The statute of limitation will be extended to five years under special circumstances which are not clearly defined (but an underpayment of tax liability exceeding RMB 0.1 million is specifically listed as a "special circumstance"). The statute of limitation for transfer pricing related issue is ten years. There is no statute of limitation in the case of tax evasion. Therefore, the Group is subject to examination by the PRC tax authorities based on the above.

        Reconciliation between the provision for income taxes computed by applying the PRC EIT rates of 25% in fiscal year 2013, 2014 and 2015 to income before income taxes and the actual provision for income tax was as follows:

	For the year ended February 28, 2013	For the year ended February 28, 2014	For the year ended February 28, 2015
Net income before provision for income tax	$37,541,158	$67,285,526	$77,242,373
PRC statutory income tax rate	25%	25%	25%

Income tax at statutory income tax rate	9,385,290	16,821,382	19,310,593
Effect of non-deductible expenses	357,334	190,816	(239,953)
Effect of income tax exemptions and preferential tax rates	(7,070,722)	(13,042,518)	(14,267,821)
Effect of income tax rate difference in other jurisdictions	1,704,671	1,932,953	5,489,742
Change in valuation allowance	(275,481)	777,121	(924,020)

Provision for income tax	$4,101,092	$6,679,754	$9,368,541

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015
(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

13. INCOME TAXES (Continued)

        If Xueersi Education, Yidu Huida, TAL Beijing and Beijing Xintang Sichuang were not in a tax holiday period for the years ended February 28, 2013, 2014 and 2015, the increase in income tax expenses and net income per share amounts would be as follows:

	For the year ended February 28, 2013	For the year ended February 28, 2014	For the year ended February 28, 2015
Increase in income tax expenses	$7,070,722	$13,042,518	$14,267,821
Net income per common share—basic	$0.17	$0.30	$0.33
Net income per common share—diluted	$0.17	$0.30	$0.32

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

        The Chinese tax authorities clarified that distributions made out of earnings prior to but distributed after January 1, 2008 will not be subject to withholding tax. The aggregate undistributed earnings of the Company's subsidiaries, VIEs and VIEs' subsidiaries and schools located in the PRC that are available for distribution are $185,789,857 and $262,036,574 as of February 28, 2014 and 2015, respectively. Upon distribution of such earnings, the Company will be subject to PRC taxes, the amount of which is impractical to estimate. The Company did not record any withholding tax on any of the aforementioned undistributed earnings because it intends to permanently reinvest all earnings in China and the aforementioned subsidiaries do not intend to declare dividends to the Company.

14. COMMON SHARES

        The Company presently has two classes of common shares, namely, Class A and Class B common shares, following the issuance of Class A common shares upon the IPO in October 2010.

        Holders of Class A common shares and Class B common shares have the same rights except for voting and conversion rights. In respect of matters requiring shareholders' vote, each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. Each Class B

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015
(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

14. COMMON SHARES (Continued)

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

        In October 2010, the Company issued 13,800,000 ADSs (representing 27,600,000 Class A common shares in the IPO). The net proceeds from IPO are $127.0 million. At the same time, 5,000,000 Series A convertible redeemable preferred shares were automatically converted into 5,000,000 Class B common shares.

        During the year ended February 28, 2013, 21,875,000 Class B common shares were converted into 21,875,000 Class A common shares and 577,938 Class A common shares were cancelled upon the completion of the share repurchase.

        During the year ended February 28, 2013, 1,740,044 of non-vested shares granted to employees were vested and converted into 870,022 ADSs (representing 1,740,044 Class A common shares).

        During the year ended February 28, 2014, 8,275,000 Class B common shares were converted into 8,275,000 Class A common shares.

        During the year ended February 28, 2014, 1,614,996 of non-vested shares granted to employees were vested and converted into 807,498 ADSs (representing 1,614,996 Class A common shares).

        During the year ended February 28, 2015, 2,092,730 of non-vested shares granted to employees were vested and converted into 1,046,365 ADSs (representing 2,092,730 Class A common shares).

        During the year ended February 28, 2015, 8,075,000 Class B common shares were converted into 8,075,000 Class A common shares.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015
(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

15. NET INCOME PER SHARE

	For the year ended February 28, 2013	For the year ended February 28, 2014	For the year ended February 28, 2015
Net income attributable to TAL Education Group shareholders	$33,440,066	$60,605,772	$67,156,575
Shares (denominator):
Weighted average shares outstanding
Basic	155,607,458	156,726,994	158,381,576
Dilutive effect of non-vested shares award	1,023,632	2,717,934	5,208,073

Diluted(i)	156,631,090	159,444,928	163,589,649

Net income per common share attributable to TAL Education Group shareholders—basic(ii)	$0.21	$0.39	$0.42
Net income per common share attributable to TAL Education Group shareholders—diluted	$0.21	$0.38	$0.41

(i)
For the years ended February 28, 2013, 2014 and 2015, 6,479,600, 918,100 and 1,976,750, nonvested shares were excluded from the calculation, respectively, as their effect was anti-dilutive.

(ii)
The Company's common shares are divided into Class A and Class B common shares. Holders of Class A and Class B common shares have the same dividend rights. Therefore, the Company does not present earnings per share for each separate class.

16. RELATED PARTY TRANSACTIONS

        The Group had the following balances and transaction with related parties:

        Balances:

	As of February 28, 2014	As of February 28, 2015
Amounts due from related parties—current(i)	—	$159,502
Amounts due from related parties—non-current(i)	—	$319,005
Amounts due to related parties—current(ii)	—	$22,077

        Transactions:

	For the year ended February 28, 2013	For the year ended February 28, 2014	For the year ended February 28, 2015
Services fees(iii)	—	—	$37,819

(i)
The amounts due from related parties represent loans to two equity method investees.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015
(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

16. RELATED PARTY TRANSACTIONS (Continued)

(ii)
The amounts due to related parties are in connection with services provided by an equity method investee.

(iii)
The amounts of services fees mainly represent amount in connection with services provided by two equity method investees.

17. COMMITMENTS AND CONTINGENCIES

  Lease commitment

        The Group leases certain office premises under non-cancellable leases, the term of which are fifteen years or less and are renewable upon negotiation. Rental expenses under operating leases for the years ended February 28, 2013, 2014 and 2015 were $32,846,710, $41,668,122 and $58,047,539, respectively.

        Future minimum payments under non-cancellable operating leases as of February 28, 2015 were as follows:

Fiscal year ending
February 2016	$60,286,173
February 2017	51,011,851
February 2018	44,885,710
February 2019	37,426,994
February 2020	26,260,513
Thereafter	45,070,936

Total	$264,942,177

  Contingencies

        As of February 28, 2015, the Group is in the process of preparing filings and applying for permits for certain learning centers. Since the contingent liability related to not meeting the filing requirements cannot be reasonably estimated, the Group does not record any liabilities.

18. SEGMENT INFORMATION

        The Group is mainly engaged in after-school tutoring in the PRC. The Group's chief operating decision maker ("CODM") has been identified as the Chief Executive Officer who reviews results of operations by geographic location (i.e. city rather than learning centers), each location constituting a subsidiary of the Group, when making decisions about allocating resources and assessing performance of the Group. Consequently, the Group has determined that each location represents an operating segment. However, under the aggregation criteria set forth in the U.S. GAAP with respect to segment reporting, the Group operates in only one reportable segment as all of its operating segments have similar economic characteristics and provide the same tutoring services.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015
(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

19. MAINLAND CHINA CONTRIBUTION PLAN

        Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' salaries. Total provisions for such employee benefits were $13,672,411, $18,536,606 and $25,733,719 for the years ended February 28, 2013, 2014 and 2015, respectively.

20. STATUTORY RESERVES AND RESTRICTED NET ASSETS

        As stipulated by the relevant PRC laws and regulations, PRC entities are required to make appropriations from net income as determined in accordance with the PRC GAAP to non-distributable statutory reserve, which includes a statutory surplus reserve and a statutory welfare reserve (the "reserve fund"), and a development fund. The PRC laws and regulations require that annual appropriations of 10% of after-tax income should be set aside prior to payments of dividends as statutory surplus reserve until the balance reaches 50% of the PRC entity registered capital.

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

        The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital of the entities. For the years ended February 28, 2014 and 2015, the Group made apportions of $457,798 and $763,429 to the statutory surplus reserve, respectively, and $2,266,685 and $3,182,374 to the development fund, respectively.

        As a result of these PRC laws and regulations and the requirement that distribution by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserve of the Company's PRC subsidiaries, the VIEs and VIEs' subsidiaries and schools. As of February 28, 2014 and 2015, paid-in capital of such entities was $16,262,212 and $20,369,685, respectively, and statutory reserve was $15,015,824 and $18,961,627, respectively. The total of restricted net assets as of February 28, 2014 and 2015 was therefore $31,278,036 and $39,331,312, respectively.

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015
(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

21. SHARE-BASED COMPENSATION (Continued)

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

        On March 1, 2012, the Company granted 6,845,800 nonvested shares to employees. These nonvested shares vest as follows: (1) for the first 6,821,800 nonvested shares, 512,800, 777,600, 777,600, 777,600, 777,600, 777,600, 579,600, 579,600, 537,800, 496,000 and 228,000 vests on January 26 of each year from 2013 to 2023, and (2) for the remaining 24,000 nonvested shares, 12,000, 6,000 and 6,000 vest on July 26 of each year from 2012 to 2014, respectively.

        On October 19, 2012, the Company's Board of Directors approved to amend the vesting date of certain awards from January 26, 2013 to November 26, 2012 with all other terms and conditions set forth in the original award agreement remaining the same.

        On March 1, 2013, the Company granted 564,000 nonvested shares to employees. These nonvested shares vest as follows: (1) 560,000 vests in ten equal batches on January 26 of each year from 2014 to 2023, (2) 4,000 vests on January 26, 2014.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015
(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

21. SHARE-BASED COMPENSATION (Continued)

        On October 25, 2013, the Company granted 808,000 nonvested shares to two executive officers and one employee. These nonvested shares vest in ten equal bacthes on January 26 of each year from 2014 to 2023.

        On November 15, 2013, the Company granted 219,800 nonvested shares to employees. These nonvested shares vest as follows: (1) 110,000 vests in ten equal batches on January 26 of each year from 2014 to 2023, (2) 66,600 vests in six equal batches on January 26 of each year from 2014 to 2019, (3) 27,200 vests in four equal batches on January 26 of each year from 2014 to 2017, and (4) 16,000 vests in four equal batches on January 26 of each year from 2015 to 2018.

        On March 1, 2014, the Company granted 5,538,400 nonvested shares to directors and employees. These nonvested shares vest as follows: (1) 5,484,000 vests in ten equal batches on January 26 of each year from 2015 to 2024, (2) 43,200 vests in six equal batches on January 26 from 2015 to 2020 and (3) 11,200 vests in four equal batches on January 26 of each year from 2015 to 2018.

        On April 26, 2014, the Company granted 464,800 nonvested shares to employees. These nonvested shares vest as follows: (1) 420,000 vests in six equal batches on January 26 of each year from 2015 to 2020 and (2) 44,800 vests in four equal batches on January 26 from 2015 to 2018.

        On July 26, 2014, the Company granted 120,800 nonvested shares to employees. These nonvested shares vest as follows: (1) 48,000 vests in six equal batches on January 26 from 2015 to 2020, (2) 21,600 vests in six equal batches on July 26 from 2015 to 2020, (3) 51,200 vests in four equal batches on July 26 from 2015 to 2018.

        On October 26, 2014, the Company granted 1,644,060 nonvested shares to independent directors and employees. These nonvested shares vest as follows: (1) 32,400 vests on October 26, 2014, (2) 78,000 vests in three equal batches on October 26 from 2015 to 2017, (3) 65,504 vests on January 26 of 2015, (4) 52,200 vests in three equal batches on January 26 from 2016 to 2018, (5) 1,196 vests on January 26 of 2019, (6) 212,240, 206,360, 206,360, 180,360, 177,594, 177,160, 82,000, 82,000, 48,686 and 42,000 vests on July 26 of each year from 2015 to 2024.

        On January 26, 2015, the Company granted 440,194 nonvested shares to employees. The nonvested shares vest as follows: (1) 7,290, 8,040, 9,040, 7,040, 1,040 and 1,040 vests on July 26 of each year from 2015 to 2020, (2) 65,428, 59,834, 59,834, 58,900, 52,218, 45,854, 34,854 and 29,782 vests on January 26 of each year from 2016 to 2023.

        The total compensation expense is recognized on a straight-line basis over the respective vesting periods. The Group recorded a related compensation expense of $8,283,900, $8,345,290 and $18,441,076 for the years ended February 28, 2013, 2014 and 2015, respectively.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015
(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

21. SHARE-BASED COMPENSATION (Continued)

        Table below shows the summary of share based compensation:

	For the year ended February 28, 2013	For the year ended February 28, 2014	For the year ended February 28, 2015
Cost of revenues	$105,756	$47,894	$47,808
Selling and marketing	1,814,748	1,161,593	2,072,742
General and administrative	6,363,396	7,135,803	16,320,526

Total	$8,283,900	$8,345,290	$18,441,076

        The activities of non-vested shares granted under the 2010 Share Incentive Plan are summarized as follows:

	Number of nonvested shares	Weighted average grant date fair value
Outstanding as of February 29, 2012	3,402,610	4.23

Granted	6,845,800	5.56
Forfeited	663,500	5.26
Vested	1,873,398	4.55

Outstanding as of February 28, 2013	7,711,512	5.24

Granted	1,591,800	7.67
Forfeited	276,836	5.48
Vested	1,784,364	5.08

Outstanding as of February 28, 2014	7,242,112	5.80

Granted	8,208,254	12.95
Forfeited	381,300	8.74
Vested	2,482,416	7.25

Outstanding as of February 28, 2015	12,586,650	10.09

        As of February 28, 2015, the unrecognized compensation expense related to the non-vested share awards amounted to $123,934,618, which will be recognized over a weighted-average period of 4.3 years. The total fair value of non-vested shares that vested during the years ended February 28, 2013, 2014 and 2015 was $8,523,961, $9,064,569 and $17,997,516, respectively.

22. DISTRIBUTION TO SHAREHOLDERS

        On October 19, 2012, the Company declared to pay a cash dividend of $0.25 per share to the Company's common shareholders recorded at the close of business on December 7, 2012. $39,030,038 dividend was paid on December 27, 2012 pursuant to the declaration.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED FEBRUARY 28, 2013, 2014 AND 2015
(IN U.S. DOLLARS, EXCEPT SHARE AND SHARE RELATED DATA)

22. DISTRIBUTION TO SHAREHOLDERS (Continued)

        Cayman Companies Law permits, subject to a solvency test and the provisions, if any, of the Company's memorandum and articles of association, the payment of dividends and distributions out of the additional paid-in capital account. The amount was paid in full as a reduction of additional paid-in capital.

23. SUBSEQUENT EVENTS

        On April 26, 2015, the Company granted 1,460,026 non-vested shares to employees with vesting periods ranging from approximate 4 years to 10 years. The fair value per non-vested share granted was $18.12, which approximated the market price of the Company's ADS on the New York Stock Exchange as of the grant date.

        On April 26, 2015, the Company granted 450,000 share options to employees with vesting period of 6 years and contractual term of 10 years. The exercise price per stock option granted was $16.095.