Form 20-F
period 2016-02-29
TAL Education Group
filed 2016-05-31
CIK 1499620

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended February 29, 2016.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to                    .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________________

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

As of February 29, 2016, 90,309,532 Class A common shares, par value $0.001 per share and 71,456,000 Class B common shares, par value $0.001 per share were outstanding.

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

☐ Yes   ☐ No

i

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•	“China” or “PRC” refers to the People’s Republic of China, and for the purpose of this annual report, excluding Taiwan, Hong Kong and Macau;

•	“we,” “us,” “our company” and “our” refer to TAL Education Group, a Cayman Islands company, and its subsidiaries, and, in the context of describing our operations and consolidated financial data, also include the Consolidated Affiliated Entities (as defined below);

•	“shares” or “common shares” refers to our Class A and Class B common shares, par value $0.001 per share;

•	“ADSs” refers to our American depositary shares, each of which represents two Class A common shares;

•	“VIEs” refers to Beijing Xueersi Network Technology Co., Ltd., or Xueersi Network, and Beijing Xueersi Education Technology Co., Ltd., or Xueersi Education, and Xinxin Xiangrong Education Technology (Beijing) Co., Ltd. (the original name of which is Beijing Dididaojia Education Technology Co., Ltd.), or Xinxin Xiangrong, and Beijing Lebai Education Consulting Co., Ltd., or Lebai Education, all of which are domestic PRC companies in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP; and “Consolidated Affiliated Entities” refers to our VIEs and the VIEs’ direct and indirect subsidiaries and schools;

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States;

•	“student enrollments” refers to the cumulative total number of courses enrolled in and paid for by our students, including multiple courses enrolled in and paid for by the same student;

•	“K-12” refers to the year before the first grade through the last year of high school;

•	“RMB” or “Renminbi” refers to the legal currency of China; and

•	“$” or “U.S. dollars” refers to the legal currency of the United States.

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenient translations from Renminbi to U.S. dollars in this annual report on Form 20-F were made at a rate of RMB6.5525 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on February 29, 2016. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

Our Selected Consolidated Financial Data

The following selected consolidated statement of operations data for our company for the fiscal years ended February 28/29, 2014, 2015 and 2016 and the selected consolidated balance sheet data as of February 28/29, 2015 and 2016 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations data for our company for the fiscal years ended February 28/29, 2012 and 2013 and the selected consolidated balance sheet data as of February 28/29, 2012, 2013 and 2014 are derived from our audited consolidated financial statements not included in this annual report.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes and “Item 5—Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Our historical results are not necessarily indicative of results to be expected in any future period.

	For the Years Ended February 28/29,
	2012	2013	2014	2015	2016
	(in thousands of $, except for share, per share and per ADS data)
Consolidated Statements of Operations Data:
Net revenues	$177,520	$225,931	$313,895	$433,970	$619,949
Cost of revenues(1)	(95,587)	(115,749)	(151,543)	(203,074)	(303,635)
Gross profit	81,933	110,182	162,352	230,896	316,314
Operating expenses
Selling and marketing(1)	(23,166)	(27,674)	(35,761)	(53,882)	(73,568)
General and administrative(1)	(37,815)	(51,125)	(70,300)	(110,230)	(161,022)
Impairment losses on long-term prepayment	—	(594)	—	—	—
Impairment losses on intangible assets and goodwill	(140)	—	—	—	—
Total operating expenses	(61,121)	(79,393)	(106,061)	(164,112)	(234,590)
Government subsidies	213	632	1,105	464	3,327
Income from operations	21,025	31,421	57,396	67,248	85,051
Interest income	3,500	5,344	9,438	16,614	17,733
Interest expense	—	—	—	(5,811)	(7,499)
Other income/(expenses)	4,180	776	399	(2,010)	(2,522)
Impairment loss on long-term investments	(235)	—	—	—	(7,504)
Gain from sales of available-for-sale securities	—	—	53	—	—
Gain from disposal of components	—	—	—	—	50,377
Gain from fair value change of long-term investments	—	—	—	1,202	1,266
Income before provision for income tax and loss from equity method investments	28,470	37,541	67,286	77,243	136,902
Provision for income tax	(4,156)	(4,101)	(6,680)	(9,369)	(33,483)
Loss from equity method investments	—	—	—	(730)	(663)
Net income	24,314	33,440	60,606	67,144	102,756
Add: Net loss attributable to noncontrolling interest	—	—	—	13	122
Net income attributable to shareholders of TAL Education Group	24,314	33,440	60,606	67,157	102,878
Net income per common share
Basic	$0.16	$0.21	$0.39	$0.42	$0.64
Diluted	$0.16	$0.21	$0.38	$0.41	$0.60
Net income per ADS(2)
Basic	$0.32	$0.43	$0.77	$0.85	$1.29
Diluted	$0.31	$0.43	$0.76	$0.82	$1.21
Cash Dividends per common share	—	$0.25 (3)	—	—	—
Weighted average shares used in calculating net income per common share
Basic	154,000,219	155,607,458	156,726,994	158,381,576	160,109,169
Diluted	155,874,381	155,631,090	159,444,928	163,589,649	183,056,255

(1)	Includes share-based compensation expenses as follows:

	For the Years Ended February 28/29
	2012	2013	2014	2015	2016
	(in thousands of $)
Cost of revenues	$418	$106	$48	$48	$43
Selling and marketing	1,497	1,815	1,161	2,073	2,480
General and administrative	5,986	6,363	7,136	16,320	23,325
Total	7,901	8,284	8,345	18,441	25,848

(2)	Each ADS represents two Class A common shares.

(3)	In December 2012, we paid a $39 million cash dividend to our shareholders of record as of December 7, 2012. Our issued and outstanding share capital as of December 7, 2012 consisted of 68,314,150 Class A common shares and 87,806,000 Class B common shares.

	As of February 28/29,
	2012	2013	2014	2015	2016
	(in thousands of $)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	$188,580	$185,081	$269,931	$470,157	$434,042
Total assets	294,653	316,042	427,599	772,415	1,061,379
Deferred revenue	85,594	102,514	132,401	177,640	289,281
Total liabilities	104,536	124,597	167,603	458,844	620,642
Total equity	190,117	191,445	259,996	313,571	440,737

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We believe that market awareness of our “Xueersi” brand has contributed significantly to the success of our business, and that maintaining and enhancing the value of this brand is critical to maintaining and enhancing our competitive advantage. If we are unable to successfully promote and market our brand and services, our ability to attract new students could be adversely impacted and, consequently, our financial performance could suffer. We mainly rely on word-of-mouth referrals to attract prospective students. We also use integrated marketing tools and tactics such as the Internet, wechat, social media, public lectures, outdoor advertising campaigns, co-brand promotions, and distribution of marketing materials to promote our brand and service offerings. In order to maintain and increase our brand recognition and promote our new service offerings, we have increased our marketing personnel and expenses over the last several years. We have also sought to strengthen recognition for our other brands, such as our “Haoweilai” brand, which is the umbrella brand for all our brands, our “Zhikang” brand, through which we offer personalized premium services, our “Mobby” brand, through which we offer small classes focused on thinking development for young learners, our “Lejiale” brand, through which we offer English subject tutoring services and our “Dongxuetang” brand, through which we offer our Chinese subject tutoring services. After our acquisition of Firstleap Education, we will also enhance and promote the “Firstleap” brand for all-subject tutoring services in English to students aged two to fifteen. A number of factors could prevent us from successfully promoting our brand, including student dissatisfaction with our services and the failure of our marketing tools and strategies to attract prospective students. If we are unable to maintain and enhance our “Xueersi” brand, successfully develop additional brands, or utilize marketing tools in a cost-effective manner, our revenues and profitability may suffer.

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

Our net revenues increased from $313.9 million in the fiscal year ended February 28, 2014 to $434.0 million in the fiscal year ended February 28, 2015, and further to $619.9 million in the fiscal year ended February 29, 2016. Any evaluation of our business and our prospects must be considered in light of the risks and uncertainties encountered by companies at our stage of development. The after-school tutoring service market in China is still at the development stage, which makes it difficult to evaluate our business and future prospects. In addition, our past results may not be indicative of future performance because of new businesses developed or acquired by us. Furthermore, our results of operations may vary from period to period in response to a variety of other factors beyond our control, including general economic conditions and regulations or government actions pertaining to the private education service sector in China, changes in spending on private education and non-recurring charges incurred under unexpected circumstances or in connection with acquisitions, equity investments or other extraordinary transactions. Due to these and other factors, our historical financial and operating results, growth rates and profitability as well as quarter-to-quarter comparisons of our operating results may not be indicative of our future performance and you should not rely on them to predict our future performance.

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

Our student enrollments may decrease due to intense competition. Some of our competitors may be able to devote greater resources than we can to the development, promotion and sale of their programs, services and products and respond more quickly than we can to changes in student needs, testing materials, admission standards, market trends or new technologies. In addition, some smaller local companies may be able to respond more quickly to changes in student preferences in some of our targeted markets. Moreover, the increasing use of the Internet and advances in Internet, mobile Internet and computer-related technologies, such as web video conferencing and online testing simulators, are eliminating geographic and physical facility-related entry barriers to providing private education services. As a result, smaller local companies or Internet-content providers may be able to use the Internet or mobile Internet to offer their programs, services and products quickly and cost-effectively to a large number of students with less capital expenditure than previously required. Consequently, we may be pressured to reduce course fees or increase spending in response to competition in order to retain or attract students or pursue new market opportunities, which could result in a decrease in our revenues and profitability. We will also face increased competition as we expand our operations. We cannot assure you that we will be able to compete successfully against current or future competitors. If we are unable to maintain our competitive position or otherwise effectively respond to competition, we may lose our market share or fail to gain additional market share, and our profitability may be adversely affected.

Failure to effectively and efficiently manage the expansion of our service network may materially and adversely affect our ability to capitalize on new business opportunities.

Our business has experienced growth in recent years. The number of our learning centers increased from 274 as of February 28, 2014 to 363 as of February 29, 2016. We plan to continue to expand our operations in different geographic markets in China. The establishment of new learning centers poses challenges and requires us to make investments in management, capital expenditures, marketing expenses and other resources. The expansion has resulted, and will continue to result, in substantial demands on our management and staff as well as our financial, operational, technological and other resources. In addition, we typically incur pre-opening costs associated with our new learning centers, and may incur losses during their initial ramp-up stage because we incur rent, salary and other operating expenses for new learning centers regardless of any revenues we may generate. If the ramp-up of our new learning centers is slower than expected, whether due to our inability to attract sufficient student enrollments or charge hourly rates for our courses that are high enough for us to recover our costs, our overall financial performance may be materially and adversely affected. Our planned expansion will also place significant pressure on us to maintain teaching quality and consistent standards, controls and policies to ensure that our brand does not suffer as a result of any decrease, whether actual or perceived, in the quality of our programs. To manage and support our expansion, we must improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers and management personnel as well as other administrative and marketing personnel. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, maintain or accelerate our current growth rate, maintain or increase our gross and operating profit margins, recruit and retain qualified teachers and management personnel, successfully integrate new learning centers into our operations and otherwise effectively manage our growth. If we are not successful in effectively and efficiently managing our expansion, we may not be able to capitalize on new business opportunities, which may have a material and adverse impact on our financial condition and results of operations.

If we fail to successfully execute our growth strategies, our business and prospects may be materially and adversely affected.

Our growth strategies include further penetrating our existing markets, extending our geographic reach into new regions, further developing our online course offerings and online education platform and making acquisitions and investments to complement our existing business and offerings. We may not succeed in executing our growth strategies due to a number of factors, including, without limitation, the following:

•	we may fail to identify, and effectively market our services in, new markets with sufficient growth potential into which to expand our network or promote new courses in existing markets;

•	it may be difficult to increase the number of learning centers in more developed cities;

•	although we have replicated our growth model in Beijing to certain other cities, we may not be able to continue to do so to additional geographic markets, especially to lower-tier cities, and we might experience decline in our Beijing business that would offset the growth we are experiencing in other geographic markets;

•	our analysis for selecting suitable new locations may not be accurate and the demand for our services at the newly selected locations may not materialize or increase as rapidly as we expect;

•	we may fail to obtain the requisite licenses and permits necessary to open learning centers at our desired locations from local authorities or face risks in opening without the requisite licenses and permits;

•	we may not be able to manage our personalized premium services business efficiently and cost-effectively;

•	we may not be able to continue to enhance our online offerings or expand them to new markets, generate profits from online offerings, or adapt online offerings to changing student needs and technological advances such that we will continue to face significant student acquisition costs in the markets we enter;

•	we may not be profitable in our new tutoring business and may encounter obstacles in expanding our new tutoring business to other markets; and

•	we may not be able to successfully integrate acquired businesses and may not be able to achieve the benefits we expect from recent and future acquisitions or investments.

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

We derived approximately 54.4% of our total net revenues for the fiscal year ended February 29, 2016 from our Xueersi Peiyou small-class offering in Beijing, Shanghai, Guangzhou, Shenzhen, Nanjing and we expect these five cities to continue to constitute important sources of our revenues. If any of these cities experiences an event negatively affecting its private education market, such as a serious economic downturn, natural disaster or outbreak of contagious disease, adopts regulations relating to private education that place additional restrictions or burdens on us, or experiences an increase in the level of competition for the types of services we offer, our overall business and results of operations may be materially and adversely affected.

If we fail to manage our personalized premium services business efficiently and cost-effectively, our business and prospects could be harmed.

The expansion of our personalized premium services business has entailed and may continue to entail significant investment of human capital, financial resources and management time and attention as such one-on-one tutoring services impose a different set of requirements on our teachers and many other aspects of our operations than small-class offerings, which currently constitute the main format of our service offerings. If we fail to manage our personalized premium services business efficiently and cost-effectively, it could have an adverse effect on our business and prospects.

Failure to adequately and promptly respond to changes in PRC laws and regulations on school curriculum, examination systems and admission standards in China could render our courses and services less attractive to students.

Under the PRC education system, school admissions rely heavily on examination results. College and high school entrance examinations in most cases are mandatory for high school and middle school graduates to gain admission to colleges and high schools, respectively. Therefore, a student’s performance in these examinations is critical to his or her education and future employment prospects. Although examinations are not required for entering middle schools, many key middle schools may administer their own assessment processes to disqualify prospective students. It is therefore common for students to take after-school tutoring classes to improve performance, and the success of our business to a large extent depends on the continued use of assessment process by high schools and colleges in their admissions. However, this heavy emphasis on examination scores may decline or fall out of favor with educational institutions or education authorities in China.

There are continuous changes in high school and college entrance exams and college admission standards in China, including the focus of the subjects and questions tested, the format of the tests, and the manner in which the tests are administered. These changes require us to continually update and enhance our curriculum, course materials and teaching methods. Any inability to track and respond to these changes in a timely and cost-effective manner would make our services and products less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students. For example, the Ministry of Education, or MoE, promulgated new curriculum standards for primary and secondary schools in China covering 19 subjects, including mathematics, Chinese and English, in December 2011. These new curriculum standards took effect in the fall semester of 2012. In October 2013, the Beijing Municipal Commission of Education announced plans to change policies relating to college entrance examinations, under which changes to the format and content of English exam were to be introduced in the coming years. On September 3, 2014, the State Council promulgated the Opinions Related to the Implementation of the Further Reform of Examination-Enrollment System to provide further opinions in changing the enrollment system of college entrance examination. Since the promulgation of such Opinions by the State Council, there have been 24 provinces, autonomous regions or municipalities directly under the central government that have announced to launch their respective new policies related to college entrance examinations in accordance with the Opinions aforementioned. These provinces include Tianjin, Beijing, Qinghai, Shanghai, Jiangsu, Zhejiang, Hainan, Tibet, Ningxia, Guangxi, Guangdong, Gansu, Heilongjiang, Liaoning, Guizhou, Hebei, Shandong, Hunan, Sichuan, Jiangxi, Jilin, Shanxi, Chongqing, and Hubei. These new policies generally covers the changes of subjects in the entrance examination and the changes of the times of the English examinations in college entrance examination. On December 10, 2014, MoE, State Ethic Affairs Commission, the Ministry of Public Security, General Administration of Sport and China Association for Science and Technology jointly promulgated the Opinions to Further Reduce and Regulate the Subject and Number of Extra Scores in College Entrance Examination, which among other things, provides to cancel the extra scores due to the excellent performance of students in the fields of sports, Olympiad competitions, science and technology competitions, and morality for college entrance examination as well as the extra scores of students who obtains the title of Provincial Excellent Students in their college entrance examination, and also provide further opinions in regulating the subject and number of extra scores in college entrance examination. On December 10, 2014, MoE promulgated the Opinions of Implementation of the High School Academic Proficiency Test, which requires the high school students to participate the High School Academic Proficiency Test and the scores of students obtained in this High School Academic Proficiency Test will be provided to the colleges for enrollment in specific ways respectively determined by each college, province, region and municipality. We have completed the process of adapting our tutoring programs and materials to these new curriculum requirements. However, any failure to respond in a timely and cost-effective manner to such changes will adversely impact the marketability of our services and products.

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

Accidents or injuries suffered by our students or other people caused by us, or perceived to be caused by us may adversely affect our reputation, subject us to liability and cause us to incur substantial costs.

We have a large number of students and their parents on our premises to attend classes and/or use our facilities, and they may suffer accidents or injuries or other harm on our premises, including those caused by or otherwise arise from the actions of our employees or contractors. For instance, in 2012, three students were injured while attending a physics laboratory class in Beijing. We have paid for the medical and related expenses and/or negotiated settlements with the families of these three students, and while we have liability insurance policies, such policies only covered a small portion of the compensation. Although we have since enhanced preventive measures to avoid similar incidents, we cannot assure you that there will be no similar incidents in the future. We also organize overseas trips for students as a part of our Firstleap services. Due to our limited experience organizing such trips and unfamiliarity with foreign countries, our students may be involved in accidents or suffer injuries or other harm on these trips.

In the event of accidents or injuries or other harm caused or perceived to be caused by us, our facilities and/or services may be perceived to be unsafe, which may discourage prospective students from attending our classes and participate in our activities. Although we carry certain liability insurance policies for our students and their parents, they may not be sufficient to cover the compensation or even applicable to the accidents or injuries occurred. We could also face claims alleging that we should be liable for the accidents or injuries, or we were negligent, provided inadequate supervision to our employees or contractors and therefore should be held jointly liable for harm caused by them. A material liability claim against us or any of our teachers or independent contractors could adversely affect our reputation, enrollment and revenues. Even if unsuccessful, such a claim could create unfavorable publicity, cause us to incur substantial expenses and divert the time and attention of our management.

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

Widespread use of the Internet for educational purposes is a relatively recent occurrence, and the market for Internet-based courses and services is characterized by rapid technological changes and innovations, as well as unpredictable product life cycles and user preferences. We have limited experience with online courses and services. We must be able to adapt quickly to changing student needs and preferences, technological advances and evolving Internet practices in order to compete successfully in online education. Ongoing enhancement of our online offerings and technologies may entail significant expenses and technological risks, and we may not be able to use new technologies effectively and may fail to adapt to changes in the online education market on a timely and cost-effective basis. We began offering online courses through our www.xueersi.com in 2010 and revenues generated from our online course offerings through www.xueersi.com accounted for 3.0%, 3.6% and 4.0% of our total net revenues in the fiscal years ended February 28/29, 2014, 2015 and 2016, respectively. We expect that revenues from our online course offerings will increase. However, if improvements to our online offerings and technologies are delayed, result in systems interruptions or are not aligned with market expectations or preferences, we may lose market share and our growth prospects could be adversely affected.

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

Our office space and service and learning centers are presently mainly located on leased premises. We purchased 7,582 square meters of building space in Beijing in July 2011, which we renovated as offices in the fiscal year ended February 28, 2013, and purchased 881 square meters of building space in Anhui in May 2016, which we plan to use as learning center. With respect to our leased premises, at the end of each lease term, which generally ranges from one to 15 years, we must negotiate an extension of the lease and if we are not able to negotiate an extension on terms acceptable to us, we will be forced to move to a different location, or the rent may increase significantly. This could disrupt our operations and adversely affect our profitability. All of our leases are subject to renewal at market prices, which could result in a substantial rent increase at each time of renewal. We compete with many other businesses for sites in certain prime locations and some landlords may have entered into long-term leases with our competitors for these locations. As a result, we may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could adversely affect our business. In addition, a few of our lessors have not been able to provide us with copies of title certificates or other evidencing documents to prove that they have authorization to lease the properties to us. We also have not registered most of our lease agreements with the relevant PRC governmental authorities as required by relevant PRC law. As of the date of this annual report, we are not aware of any actions, claims or investigations threatened against us with respect to the defects in our leasehold interests while we are informed that one of our lessors is involved in litigations with respect to the defects in its rental right, which to our best knowledge will not have material adverse effect on our business, financial condition and results of operations as a whole. We were aware of the defects when we entered into those leases. In many cases, we entered into leases upon promises from the lessors that relevant certificates and authorizations would be delivered at a later time, which did not eventually materialize. Our business and legal teams followed an internal guideline to identify and assess risks in connection with leasing the properties, and a final business decision was made after our analysis of the likely impact of the defects on the leasehold interests and the value of the properties to our expansion plan. However, there is no assurance that our decision would always lead to the favorable outcome we expected to achieve. If any of our leases are terminated as a result of challenges by third parties or government authorities for lack of title certificates or proof of authorization to lease, we do not expect to be subject to any fines or penalties but we may be forced to relocate the affected learning centers and incur additional expenses relating to such relocation. If we fail to find suitable replacement sites in a timely manner or on terms acceptable to us, our business and results of operations could be materially and adversely affected.

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

We consider our copyrights, trademarks, trade names, Internet domain names, patents and other intellectual property rights invaluable to our ability to continue to develop and enhance our brand recognition. Unauthorized use of our intellectual property rights may damage our reputation and brands. Our “Xueersi” brand and logo is a registered trademark in China. Our proprietary curricula and course materials are protected by copyrights. However, preventing infringement on or misuse of intellectual property rights could be difficult, costly and time-consuming, particularly in China. The measures we take to protect our intellectual property rights may not be adequate to prevent unauthorized uses. Furthermore, application of laws governing intellectual property rights in China is uncertain and evolving, and could involve substantial risks to us. There have been several incidents in the past where third parties used our brand “Xueersi” without our authorization, and on occasion we have needed to resort to litigation to protect our intellectual property rights. In addition, we are still in the process of applying for the registration in China of the trademarks for our “Haoweilai” brand in various categories. We cannot assure you that the relevant governmental authorities will grant us the approval to register such trademarks. As a result, we may be unable to prevent third parties from utilizing this brand name, which may have an adverse impact on our brand image. If we are unable to adequately protect our intellectual property rights in the future, we may lose these rights, our brand name may be harmed, and our business may suffer materially. Furthermore, our management’s attention may be diverted by violations of our intellectual property rights, and we may be required to enter into costly litigation to protect our proprietary rights against any infringement or violation.

We may encounter disputes from time to time relating to our use of the intellectual property of third parties.

We cannot assure you that our courses and marketing materials, online courses, products, and platform or other intellectual property developed or used by us do not or will not infringe upon valid copyrights or other intellectual property rights held by third parties. We may encounter disputes from time to time over rights and obligations concerning intellectual property, and we may not prevail in those disputes. For instance, on April 28, 2015, three major education publishers, People’s Education Press, Ltd., Beijing Normal University Press Ltd. and Foreign Language Teaching and Research Press LLC, made a joint statement on protecting copyrights and pursuing legal liabilities against those entities which use, edit, publish, sell or otherwise disseminate the contents in the textbooks published by the three press without authorization. We have adopted policies and procedures to prohibit our employees and contractors from infringing upon third-party copyright or intellectual property rights. However, we cannot assure that our teachers or other personnel will not, against our policies, use third-party copyrighted materials or intellectual property without proper authorization in our classes, on our websites, at any of our locations or via any medium through which we provide our programs. Our users may also post unauthorized third-party content on our websites. We may incur liability for unauthorized duplication or distribution of materials posted on our websites or used in our classes. We have been involved in claims against us alleging our infringement of third-party intellectual property rights and we may be subject to such claims in the future. Any such intellectual property infringement claim could result in costly litigation and divert our management attention and resources.

We may fail to successfully make necessary or desirable acquisition or investment, and we may not be able to achieve the benefits we expect from recent and future acquisitions or investments.

We have made and intend to continue to make acquisitions or equity investments in additional businesses that complement our existing business. We may not be able to successfully integrate acquired businesses. We may not have any control over the businesses or operations of our minority equity investments, the value of which may decline over time. As a result, our business and operating results could be harmed. In addition, if the businesses we acquire or invest in do not subsequently generate the anticipated financial performance or if any goodwill impairment test triggering event occurs, we may need to revalue or write down the value of goodwill and other intangible assets in connection with such acquisitions or investments, which would harm our results of operations. For the fiscal year ended February 29, 2016, we incurred impairment loss on long-term investments of $7.5 million.

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

We face risks associated with the Firstleap franchisees.

A small portion of the Firstleap business is operated through franchisees, or the Firstleap Franchisees, instead of Lebai Education and its subsidiaries and schools. These franchisees are typically located in lower-tier cities and operate their own learning centers not within our network. The Firstleap franchisees have very limited impact on our overall business and financial performance, and schools operated by them are not included in the counts of our schools, learning centers and service centers, and student enrollments from these schools are not included as our student enrollments. However, we are still subject to risks inherent to the franchising model and we have not had experience in operating the franchising model and dealing with such risks.

Our control over the Firstleap franchisees is based on contractual agreements, which may not be as effective as direct ownership and potentially makes it difficult for us to manage the franchisees. We do not have direct control over their service quality, and do not directly recruit, manage and train their employees. As a result, we may not be able to successfully monitor, maintain and improve the performance of the Firstleap franchisees and their employees. However, they carry out the Firstleap tutoring services and directly interact with students and their parents. In the event of any delinquent performance by the Firstleap franchisees and their employees, we may suffer from business reduction as well as reputational damage. In the event of any unlawful or unethical conduct by the Firstleap franchisees and/or their employees, we may suffer financial losses, incur liabilities and suffer reputation damage. Meanwhile, a franchisee may suspend or terminate its cooperation with us voluntarily or involuntarily due to various reasons, including disagreement or dispute with us, or failure to maintain requisite approvals, licenses or permits or to comply with other governmental regulations. We may not be able to find alternative ways to continue to provide the tutoring services formerly covered by such franchisee, and our student/parent satisfaction, reputation and financial performance may be adversely affected.

Seasonal and other fluctuations in our results of operations could adversely affect the trading price of our ADSs.

Our business is subject to fluctuations caused by seasonality or other factors beyond our control, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility and adversely affect the price of our ADSs. We have experienced, and expect to continue to experience, seasonal fluctuations in our revenues and results of operations, primarily due to seasonal changes in student enrollments. However, our expenses vary, and certain of our expenses do not necessarily correspond with changes in our student enrollments and revenues. For example, we make investments in marketing and promotion, teacher recruitment and training, and product development throughout the year and we pay rent for our facilities based on the terms of the lease agreements. In addition, other factors beyond our control, such as special events that take place during a quarter when our student enrollment would normally be high, may have a negative impact on our student enrollments. We expect quarterly fluctuations in our revenues and results of operations to continue. These fluctuations could result in volatility and adversely affect the price of our ADSs. As our revenues grow, these seasonal fluctuations may become more pronounced.

If we cannot obtain sufficient cash when we need it, we may not be able to meet our payment obligations under our convertible notes.

In May 2014, we issued $200 million in aggregate principal amount of 2.50% convertible senior notes due 2019. Additionally, we granted to the initial purchasers of the notes a 30-day option to purchase up to an additional $30 million in principal amount of notes. Upon the exercise of such option by certain initial purchasers, we issued an aggregate of $230 million in aggregate principal amount of the notes. The notes bear interest at a rate of 2.50% per year, payable semiannually in arrears on May 15 and November 15 of each year, beginning on November 15, 2014. The notes will mature on May 15, 2019. Holders of the notes will have the right to require us to repurchase for cash all or part of their notes on May 15, 2017 or upon the occurrence of certain fundamental changes at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. The notes are convertible into ADSs, at the option of the holders, in integral multiples of $1,000 principal amount at any time prior to the close of business on the second trading day immediately preceding the maturity date. We cannot assure you that we will have sufficient funds to pay the interest or repurchase price or fulfill other obligations under the notes.

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

We have experienced fluctuations in our margins.

Many factors may cause our gross and net margins to fluctuate. For example, our gross margin may decrease as costs incurred in the expansion of our business and our physical network of learning centers and service centers increase faster than our revenues. In addition, new investments and acquisitions may cause our margins to decline before we successfully integrate the acquired businesses into our operations and realize the full benefits of these investments and acquisitions. We have experienced a decline in gross margin from fiscal year 2015 to fiscal year 2016, as well as a decline in net margins from fiscal year 2014 to fiscal year 2015. There is a risk that our margins will continue to fluctuate in the future.

We have limited experience generating net income from some of our newer offerings.

Historically, our core businesses have been Xueersi Peiyou small-class offerings and personalized premium services. We have expanded our offerings through internal development and external investments. Some of these new offerings have not generated significant or any profit to date. We have limited experience responding quickly to changes and competing successfully for certain of these new areas. In addition, newer offerings may require more financial and managerial resources than available. Furthermore, there is limited operating history on which you can base your evaluation of the business and prospects of these relatively more recent offerings.

We have limited liability insurance coverage and do not carry business disruption insurance.

We have limited liability insurance coverage for our students and their parents in most of our learning centers. A successful liability claim against us due to injuries suffered by our students or other people on our premises could materially and adversely affect our financial conditions, results of operations and reputation. Even if unsuccessful, such a claim could cause adverse publicity to us, require substantial cost to defend and divert the time and attention of our management. For more information, see “Item 3.D.—Key Information—Risk Factors—Risks Related to Our Business—Accidents or injuries suffered by our students or other people on our premises may adversely affect our reputation, subject us to liability and cause us to incur substantial costs.” In addition, we do not have any business disruption insurance. Any business disruption event could result in substantial cost to us and diversion of our resources.

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

Our management has concluded that our internal control over financial reporting was effective as of February 29, 2016, and our independent registered public accounting firm has issued an attestation report which concludes that our internal control over financial reporting was effective in all material aspects as of February 29, 2016. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. In addition, we need to continue to evaluate the consolidation of our VIEs and VIEs’ subsidiaries and schools given the change in the ownership or voting power of the Company by the nominee shareholders of the VIEs. As a result, although we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act of 2002, any failure to maintain effective internal controls over financial reporting could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs.

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

We adopted a share incentive plan in June 2010 that permits granting of options to purchase our Class A common shares, restricted shares, restricted share units, share appreciation rights, dividend equivalent rights and other instruments as deemed appropriate by the administrator under the plan. In August 2013, we amended and restated our 2010 Share Incentive Plan. Pursuant to the amended and restated 2010 Share Incentive Plan, the maximum aggregate number of Class A common shares that may be issued pursuant to all awards under our share incentive plan is equal to five percent (5%) of the total issued and outstanding shares as of the date of the amended and restated 2010 Share Incentive Plan. However, the shares reserved may be increased automatically if and whenever the unissued share reserve accounts for less than one percent (1%) of the total then issued and outstanding shares, so that after the increase, the shares unissued and reserved under this plan immediately after each such increase shall equal five percent (5%) of the then issued and outstanding shares. As of April 30, 2016, 14,389,068 non-vested restricted Class A common shares and 1,172,546 share options to purchase 1,172,546 Class A common shares under our share incentive plan previously granted to our employees, directors and consultants are outstanding. As a result of these grants and potential future grants under the plan, we have incurred and will continue to incur share-based compensation expenses. We had share-based compensation expenses of $8.3 million, $18.4 million and $25.8 million for the fiscal years ended February 28/29, 2014, 2015 and 2016, respectively. As of February 29, 2016, the unrecognized compensation expenses related to the non-vested restricted shares and share options amounted to $187.0 million, which will be recognized over a weighted-average period of 4.0 years. Expenses associated with share-based compensation awards granted under our share incentive plan may materially reduce our future net income. However, if we limit the size of grants under our share incentive plan to minimize share-based compensation expenses, we may not be able to attract or retain key personnel.

Risks Related to Our Corporate Structure

If the PRC government determines that the agreements that establish the structure for operating our business in China are not in compliance with applicable PRC laws and regulations, we could be subject to severe penalties.

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing education services outside China. None of our offshore holding companies is an educational institution or provides education services. To comply with PRC laws and regulations, we have entered into (i) a series of contractual arrangements among Beijing Century TAL Education Technology Co., Ltd., or TAL Beijing, on the one hand, and Xueersi Education, Xueersi Network, Xinxin Xiangrong and their respective shareholders, subsidiaries and schools, on the other hand, and (ii) a series of contractual arrangements among Beijing Lebai Information Consulting Co., Ltd., or Lebai Information, on the one hand, and Lebai Education and its sole shareholder, subsidiaries and schools, on the other hand. Accordingly, Xueersi Education, Xueersi Network, Xinxin Xiangrong and Lebai Education are our VIEs, and we rely on the contractual arrangements with our VIEs and their respective shareholders, subsidiaries and schools, or the VIE Contractual Arrangements, to conduct most of our services in China. Our VIEs, together with their respective subsidiaries and schools, are our Consolidated Affiliated Entities.

We have been and are expected to continue to be dependent on our Consolidated Affiliated Entities in China to operate our education business until we qualify for direct ownership of educational businesses in China. Pursuant to the VIE Contractual Arrangements, we, through our wholly owned subsidiaries in China, exclusively provide comprehensive intellectual property licensing, technical and business support services to our Consolidated Affiliated Entities in exchange for payments from them. In addition, the VIE Contractual Arrangements provide us with the ability to effectively control our VIEs and their respective existing and future subsidiaries and schools, as applicable.

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. In particular, in January 2015, the Ministry of Commerce, or MoC, published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by PRC parties. It is uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft. See “Regulation—The Draft PRC Foreign Investment Law” and “Risks Related to Doing Business in China —Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

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

We rely on the VIE Contractual Arrangements for our PRC operations, which may not be as effective in providing operational control as direct ownership.

We have relied and expect to continue to rely on the VIE Contractual Arrangements to operate our education business in China. See “Item 4.C.—Information on the Company—Organizational Structure—VIE Contractual Arrangements.” The VIE Contractual Arrangements may not be as effective in providing us with control over our Consolidated Affiliated Entities as direct ownership. If we had direct ownership of the Consolidated Affiliated Entities, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of these entities, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the VIE Contractual Arrangements, we rely on the performance by our Consolidated Affiliated Entities and their respective shareholders of their obligations under the contracts to exercise control over and receive economic benefits from our Consolidated Affiliated Entities.

We have entered into equity pledge agreements with our VIEs and their respective shareholders to guarantee the performance of the obligations of our Consolidated Affiliated Entities under the exclusive business cooperation agreements they have entered into with us. In the registration forms submitted to the local branch of the State Administration of Industry and Commerce, or the SAIC, for the pledges over the equity interests under the equity pledge agreements, the amount of registered equity interests pledged to TAL Beijing, our wholly owned subsidiary, was RMB10 million, RMB3 million and RMB2 million for Xueersi Education, Xueersi Network and Xinxin Xiangrong, respectively, which represents 100% of their respective registered capital. Pursuant to the equity pledge agreement entered into by and among Lebai Information, Lebai Education and its sole shareholder, 100% of the registered capital of Lebai Education has been pledged to Lebai Information, our wholly owned subsidiary, while such pledge of the equity interests in Lebai Education has not been registered with the local branch of the SAIC. The equity pledge agreements with the shareholders of the VIEs provide that the pledged equity interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the principal service agreements and the scope of pledge shall not be limited by the amount of the registered capital of the VIEs. However, it is possible that a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt, which takes last priority among creditors.

In addition, we have not entered into agreements with our VIEs that pledge the assets of our Consolidated Affiliated Entities for the benefit of us or our wholly owned subsidiaries. Consequently, the assets of our Consolidated Affiliated Entities are not secured on behalf of our wholly owned subsidiary, and the amounts owed by our Consolidated Affiliated Entities are not collateralized. As a result, if our Consolidated Affiliated Entities fail to pay any amount due to us under, or otherwise breach, the exclusive business service agreements, we will not be able to directly seize the assets of our Consolidated Affiliated Entities. If the nominee shareholders of the VIEs do not act in the best interests of us when conflicts of interest arise, or if they act in bad faith towards us, they may attempt to cause our Consolidated Affiliated Entities to transfer or encumber the assets of the Consolidated Affiliated Entities without our authorization. In such a scenario, we may choose to exercise our option under the call option agreements to demand the shareholders of the VIEs to transfer their respective equity interests in the VIEs to a PRC person designated by us, and we may need to resort to litigation in the PRC courts to effect such an equity interests transfer and prevent the transfer or encumbrance of the VIEs’ assets without our authorization. However, uncertainties in the PRC legal system could limit our ability to enforce the VIE Contractual Arrangements. In the event we are unable to enforce the VIE Contractual Arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of our VIEs and their schools and subsidiaries, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of our VIEs and their schools and subsidiaries into our consolidated financial statements in accordance with U.S. GAAP.

Any failure by our VIEs or their respective shareholders to perform their obligations under the VIE Contractual Arrangements would have a material adverse effect on our business and financial condition.

If our VIEs or any of their respective subsidiaries or schools or any of their respective shareholders fails to perform its obligations under the VIE Contractual Arrangements, we may have to incur substantial costs and resources to enforce our rights under the contracts, and rely on legal remedies under the PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. For example, if the shareholders of our VIEs were to refuse to transfer their equity interest in these entities to us or our designee when we exercise the call option pursuant to the VIE Contractual Arrangements, or if they were otherwise to act in bad faith toward us, we may have to take legal actions to compel them to perform their contractual obligations.

All the material agreements under the VIE Contractual Arrangements, which are summarized under “Item 4.C.—Information on the Company—Organizational Structure—VIE Contractual Arrangements”, are governed by PRC law and provide for the resolution of disputes under the agreements through arbitration in Beijing. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in China is not as developed as some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce the VIE Contractual Arrangements. Under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event we are unable to enforce the VIE Contractual Arrangements, we may not be able to exert effective control over our Consolidated Affiliated Entities, and our ability to conduct our business may be negatively affected.

The legal owners of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The four legal owners of Xueersi Education and Xueersi Network are Mr. Bangxin Zhang, Mr. Yachao Liu, Mr. Yunfeng Bai and Mr. Yundong Cao, and the three legal owners of Xinxin Xiangrong are Mr. Zhang, Mr. Liu and Mr. Bai, and the sole legal owner of Lebai Education is Xueersi Education. Mr. Zhang, Mr. Liu and Mr. Bai are shareholders and directors or officers of TAL Education Group. Mr. Cao is a beneficial owner of TAL Education Group. The interests of Mr. Zhang, Mr. Liu, Mr. Bai and Mr. Cao as beneficial owners of the VIEs may differ from the interests of our company as a whole, since these parties’ respective equity interests in the VIEs may conflict with their respective equity interests in our company.

We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or such conflicts will be resolved in our favor. In addition, these individuals may breach, or cause our Consolidated Affiliated Entities to breach, or refuse to renew, the existing VIE Contractual Arrangements. In June 2013, we entered into a deed of undertaking with Mr. Zhang, which prevents Mr. Zhang from using his majority voting power to remove, replace or appoint any of our directors, and from casting any votes he has as our director or shareholder on any resolutions or matters concerning the deed itself. The deed is irrevocable, and applies to any and all periods during which Mr. Zhang beneficially owns share representing more than 50% of the aggregate voting power of our then total issued and outstanding shares. However, there can be no assurance that such arrangement is sufficient to address potential conflicts of interests Mr. Zhang may encounter. Other than this deed of undertaking we have entered into with Mr. Zhang, we currently do not have any arrangements to address potential conflicts of interest Mr. Zhang, Mr. Liu, Mr. Bai and Mr. Cao may encounter in their capacity as direct or indirect nominee shareholders of the VIEs (and, as applicable, as directors of the VIEs), on the one hand, and as beneficial owners of our company (and, as applicable, director and/or officers of our company), on the other hand. To a large extent, we rely on the legal owners of the VIEs to abide by the laws of the Cayman Islands and China, which provide that directors and officers owe a fiduciary duty to our company that requires them to act in good faith and in the best interests of our company and not to use their positions for personal gains. If we cannot resolve any conflict of interest or dispute between us and these individuals, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

Our schools are registered as schools that require reasonable returns in some cities and as schools that do not require reasonable returns in others. As of April 30, 2016, we had 47 affiliated schools, among which 17 had elected not to require reasonable returns and the remaining 30 had elected to require reasonable returns. The respective sponsor of each school will make such election and determine the amounts to be allocated to each school’s development fund in accordance with PRC laws and regulations. We do not believe that the election to be a school that does or does not require reasonable returns will affect amounts that may be distributed to us by means of different fee payments such as service fees. As a holding company, we rely on dividends and other distributions from our PRC subsidiaries, including TAL Beijing and Lebai Information. TAL Beijing, Lebai Information and their designated affiliates are entitled to receive service fees from the schools according to the relevant exclusive business cooperation agreements. We do not believe that TAL Beijing, Lebai Information and their designated affiliates’ right to receive the service fees from the schools will be affected by such election, but if our judgment turns out to be incorrect, TAL Beijing, Lebai Information and our other PRC subsidiaries’ ability to make distributions or pay dividends to us may be materially and adversely impacted. If a school elects to be a school that does not require reasonable return but in fact pays reasonable return to its sponsor, in extreme cases, PRC government authorities have the right to suspend the operations of the relevant school and suspend student enrollment and perhaps even to de-register the operating permits of such schools altogether, which may materially and adversely impact our business, financial condition and results of operations.

The VIE Contractual Arrangements may be subject to scrutiny by the PRC tax authorities and a finding that we or our Consolidated Affiliated Entities owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE Contractual Arrangements do not represent an arm’s-length price and consequently adjust our Consolidated Affiliated Entities’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by our Consolidated Affiliated Entities, which could in turn increase their tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties to our Consolidated Affiliated Entities for unpaid taxes. Our consolidated net income may be materially and adversely affected if our Consolidated Affiliated Entities’ tax liabilities increase or if they are subject to late payment fees or other penalties.

If any of our PRC subsidiaries or Consolidated Affiliated Entities becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy certain important assets, which could reduce the size of our operations and materially and adversely affect our business, ability to generate revenue and the market price of our ADSs.

We currently conduct our operations in China mainly through the VIE Contractual Arrangements. As part of these arrangements, our Consolidated Affiliated Entities hold operating permits and licenses and some of the assets that are important to the operation of our business. If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations.

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

In the event that the shareholders of any of our VIEs initiates a voluntary liquidation proceeding without our authorization or attempts to distribute the retained earnings or assets of the relevant VIE without our prior consent, we may need to resort to legal proceedings to enforce the terms of the VIE Contractual Arrangements. Any such litigation may be costly and may divert our management’s time and attention away from the operation of our business, and the outcome of such litigation would be uncertain.

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

Substantial uncertainties exist with respect to the content, enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The MoC published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The MoC has solicited comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MoC, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% or more of the voting rights or similar equity interest of the subject entity; (ii) holding less than 50% of the voting rights or similar equity interest of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE, and its investment amount exceeds certain thresholds or its business operation falls within a “negative list,” to be separately issued by the State Council in the future, market entry clearance by the MoC or its local counterparts will be required. Otherwise, all foreign investors may make investments on the same terms as domestic investors without being subject to additional approval from the government authorities as mandated by the existing foreign investment legal regime.

The “variable interest entity” structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “Risks Related to Our Corporate Structure” and “Item 4. Information on the Company —C. Organizational Structure—VIE Contractual Arrangements.” Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a “variable interest entity” structure in an industry category that is on the “negative list,” the “variable interest entity” structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC state-owned enterprises or agencies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

Through our dual-class share structure, Mr. Bangxin Zhang, a PRC citizen, possesses and controls 74.0% of the voting power of our company as of April 30, 2016. However, the draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a “variable interest entity” structure, whether or not these companies are controlled by PRC parties, while it has solicited comments from the public on this point. Moreover, it is uncertain whether the industries in which our variable interest entities operate will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as the MoC market entry clearance, to be completed by companies with existing “variable interest entity” structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

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

The PRC government has adopted regulations governing internet access and the distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in, and has previously resulted in, the revocation of licenses to provide internet content and other licenses, and the closure of the concerned websites. The website operator may also be held liable for such censored information displayed on or linked to the websites. If any of our websites, including those used for our online education business, are found to be in violation of any such requirements, we may be penalized by relevant authorities, and our operations or reputation could be adversely affected.

We are required to obtain various operating licenses and permits and to make registrations and filings for our tutoring services in China; failure to comply with these requirements may materially and adversely affect our business and results of operations.

We are required to obtain and maintain various licenses and permits and fulfill registration and filing requirements in order to operate our tutoring service business. For instance, a duly approved private school will be granted a private school operating permit, and shall be registered with the Ministry of Civil Affairs or its local branches as a privately run non-enterprise institution. In addition, learning centers of schools must make filings with the MoE or its local branches. As of February 29, 2016, we had 363 learning centers in operation, of which 241 learning centers offer Xueersi Peiyou small classes, 41 learnings centers offer Firstleap small classes and five learning centers offer Mobby small classes. As of April 30, 2016, 66 learning centers had not completed filing requirements for permits or registrations. These 66 learning centers in the aggregate accounted for 7% of our total net revenues for the fiscal year ended February 29, 2016. If we fail to comply with applicable legal requirements, we may be subject to fines, confiscation of any gains derived from our non-compliant operations or the suspension of our non-compliant operations, which may materially and adversely affect our business and results of operations.

We are in the process of preparing filings and applying for permits for these learning centers but do not expect to complete all such filings and obtain all such permits in the near term. We have been taking steps to meet these requirements, but there is no assurance that our efforts will result in full compliance given the significant amount of discretion PRC government authorities have in interpreting, implementing and enforcing rules and regulations and due to other factors beyond our control. For example, Shenzhen Municipal Education Bureau ceased accepting applications for the establishment of new private schools between the year of 2006 and December 7, 2010. While we were preparing the application to the Shenzhen educational authorities for the operating permits in Shenzhen, two of our learning centers received notices from the local city administrative departments in March 2012 which required us to obtain the operating permits before we could continue our business in Shenzhen. We later received the private school operating permit for our school in Shenzhen from Shenzhen Municipal Education Bureau in August 2013 and completed the registration with the Shenzhen City Civil Affairs Office in November 2013. For the twelve Xueersi Peiyou learning centers operated by our school in Shenzhen, we have completed the required registration with the Shenzhen Municipal Education Bureau.

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

Substantially all of the personalized premium services we offer in Beijing are offered through Beijing Huanqiu Zhikang Shidai Education Consulting Co., Ltd., or Huanqiu Zhikang, and Zhixuesi Education Consulting (Beijing) Co., Ltd., or Zhixuesi Beijing, our wholly owned subsidiaries, both of which are foreign-invested companies under PRC laws. Huanqiu Zhikang and Zhixuesi Beijing together with their branches have obtained business licenses from the Beijing branch of the SAIC, expressly permitting them to conduct “educational consulting services,” which we believe covers our personalized premium services in Beijing and are not under the jurisdiction of the Beijing Municipal Education Commission based on telephone inquiries we and our PRC counsel have made to the Beijing Municipal Education Commission. For the fiscal year ended February 29, 2016, revenues from the personalized premium services of Huanqiu Zhikang and Zhixuesi Beijing contributed approximately 6.8% of our total net revenues.

In cities other than Beijing, a significant portion of our personalized premium services is offered through the subsidiaries of our VIEs, and most of these subsidiaries have obtained business licenses from the local branch of the SAIC permitting them to conduct consulting services. However, some of the subsidiaries of our VIEs have not obtained business licenses and a few learning centers which engage in personalized premium services have not obtained operating permits that meet regulatory requirements. For example, Shanghai local educational authority and Shanghai branch of the SAIC published provisional measures in June 2013 regarding the registration and management of for-profit educational institutions to provide the conditions and procedures for setting up for-profit private training institutions in the form of a company and further clarify that other types of companies shall not carry out educational consulting or one-on-one services. These provisional measures became effective on July 20, 2013 and stayed effective until July 19, 2015. However, based on telephone inquiries our PRC counsel have made to the Shanghai Municipal education Commission, these provisional measures still apply in practice, since no alternative regulation is currently available. We offered personalized premium services in some districts in Shanghai through a company with its business license not permitting it to conduct such consulting services and we have not yet set up companies in Shanghai to meet regulatory requirements in accordance with the aforementioned rules. In addition, two learning centers in Xi’an are operated by a subsidiary of a VIE without the scope of “educational consulting services” for the fiscal year ended February 29, 2016, revenues from the personalized premium services of such subsidiaries of our VIEs in Shanghai and Xi’an contributed approximately 1.6% of our total net revenues.

We believe that our personalized premium services fall within the scope of “for-profit training activities” and are not “educational activities” that must be under the jurisdiction of the educational authorities and thus offered through schools or educational institutions. However, the differences between “educational activities,” on the one hand, and “for-profit training activities” and “educational consulting services,” on the other hand, remain unclear under applicable PRC laws and regulations. The Law for Promoting Private Education provides that “educational activities,” which are required to be conducted through schools or educational institutions, shall be regulated by the MoE whereas “for-profit training activities” shall be regulated by the SAIC in accordance with separate regulations to be issued by the State Council. To date, the State Council has not promulgated any regulations with respect to “for-profit training activities.” In July 2010, the MoE issued the National Guidance on Mid- to Long-term Education Reform and Development, which is the first guidance expressly encouraging the applicable PRC government authorities to classify, through implementing rules or regulations, activities as “for-profit training activities” to be conducted only by for-profit entities or “non-profit training or educational activities” to be conducted only by certain schools. However, to date, the SAIC and the MoE have not issued any such rules or regulations, and in practice, regulators in different local jurisdictions may still have different views and administrative policies on one-on-one tutoring activities. Therefore, we cannot be certain that the relevant government authorities will reach the same conclusion in the future as we have that our personalized premium services fall within the scope of “for-profit training activities” and are not “educational activities.”

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

Substantially all of our business operations are conducted in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The economy in China differs from the economies of most developed countries in many respects, including the degree of government involvement, level of development, growth rate, control of foreign exchange and currency conversion, access to financing and allocation of resources.

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

The global macroeconomic environment is facing challenges, including the escalation of the European sovereign debt crisis since 2011, the end of quantitative easing by the U.S. Federal Reserve and the economic slowdown in the Eurozone in 2014. The Chinese economy has slowed down since 2012 and such slowdown may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets, and over the conflicts involving Ukraine and Syria. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any sever or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

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

We are a holding company and conduct substantially all of our business through our operating subsidiaries and Consolidated Affiliated Entities. We may rely on dividends paid by our subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. In particular, regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. PRC companies are also required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their statutory surplus reserves until the accumulative amount of such reserves reaches 50% of their registered capital. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries and Consolidated Affiliated Entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. The PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. In addition, PRC companies may allocate a portion of their after-tax profit to their staff welfare and bonus fund at the discretion of their boards of directors. Our PRC subsidiaries and Consolidated Affiliated Entities historically have not allocated any of their after-tax profits to staff welfare and bonus funds, since there is no legal requirement to do so, but they may nevertheless decide to set aside such funds in the future. There is no maximum amount of after-tax profit that a company may contribute to such funds. Moreover, each of our affiliated schools is required to allocate certain amount of profits to its development fund for the construction or maintenance of school facilities or procurement or upgrade of educational equipment at the end of each fiscal year. See “Item 4.B. Information on the Company—Business Overview—PRC Regulation—Regulations on Private Education—The Law for Promoting Private Education and the Implementation Rules for the Law for Promoting Private Education” for a discussion on the requirements for private schools to make allocations to school development funds. Any direct or indirect limitation on the ability of our PRC subsidiaries to distribute dividends and other distributions to us could materially and adversely limit our ability to make investments or acquisitions at the holding company level, pay dividends or otherwise fund and conduct our business.

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

In utilizing the proceeds we received from our initial public offering in October 2010 or from other financing activities, such as the offering of convertible senior notes in May 2014, as an offshore holding company with PRC subsidiaries, we may (i) make additional capital contributions to our PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries or our VIEs, or (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

•	capital contributions to our subsidiaries in China, whether existing ones or newly established ones, must be approved by the MoC or its local branches and must also be registered with the local bank authorized by State Administration of Foreign Exchange, or SAFE;

•	loans by us to our subsidiaries in China, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with the SAFE or its local branches; and

•	loans by us to our Consolidated Affiliated Entities, which are domestic PRC entities, must be registered with the National Development and Reform Commission and must also be registered with the SAFE or its local branches.

In addition, on August 29, 2008, the SAFE promulgated a notice regulating the conversion by a foreign-invested company of its capital contribution in foreign currency into Renminbi, or SAFE Circular 142, which requires that RMB converted from foreign currency-denominated capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the relevant government authority and may not be used to make equity investments in China, unless specifically provided otherwise. Moreover, the approved use of such RMB funds may not be changed without approval from the SAFE. RMB funds converted from foreign exchange may not be used to repay loans in RMB if the proceeds of such loans have not yet been used. Any violation of SAFE Circular 142 may result in severe penalties, including substantial fines. We expect that if we convert the net proceeds from offshore offerings into RMB pursuant to SAFE Circular 142, our use of RMB funds will be for purposes within the approved business scope of our PRC subsidiaries. However, we may not be able to use such RMB funds to make equity investments in China through our PRC subsidiaries. On March 30, 2015, the SAFE promulgated the Notice on Reforming the Management Method relating to Conversion of the Capital Contribution of Foreign Invested Company from Foreign Exchange to Renminbi, or SAFE Circular 19. Although SAFE Circular 142 was abolished when SAFE Circular 19 became effective on June 1, 2015, the foregoing rules have been retained in SAFE Circular 19. On February 13, 2015, the SAFE promulgated the Notice on Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or SAFE Circular 13, which was effective on June 1, 2015. Pursuant to SAFE Circular 13, annual foreign exchange inspection of direct investment is not required anymore and the registration of existing equity is required. SAFE Circular 13 also grants the authority to banks to examine and process foreign exchange registration with respect to both domestic and offshore direct investment.

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

The Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-Trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular 75, requires PRC residents to register with the relevant local branch of the SAFE before establishing or controlling any company outside China, referred to as an offshore special purpose company, for the purpose of raising funds from overseas to acquire or exchange the assets of, or acquiring equity interests in, PRC entities held by such PRC residents and to update such registration in the event of any significant changes with respect to that offshore company. The SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced SAFE Circular 75. SAFE Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle”. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions.

We believe that all of our shareholders who are PRC citizens or residents have completed their required registrations with the SAFE in accordance with SAFE Circular 75 prior to, and immediately after, the completion of our initial public offering in October 2010. However, we may not at all times be fully aware or informed of the identities of all of our beneficial owners who are PRC citizens or residents, and we may not always be able to compel our beneficial owners to comply with rules and requirements of the SAFE; nor can we ensure you that their registrations, if they choose to apply, will be successful. The failure or inability of our PRC resident beneficial owners to make any required registrations or comply with these requirements may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to our PRC operations, limit our PRC subsidiary’s ability to pay dividends or otherwise distribute profits to us, or otherwise materially and adversely affect us.

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

Under the PRC Enterprise Income Tax Law, or the EIT Law, an enterprise qualified as a High and New Technology Enterprise is entitled to a preferential tax rate of 15%. The status of High and New Technology Enterprise may be retained subject to annual reexamination. Under the Notice on Further Encouraging the Development of Software Enterprises and Integrated Circuits Industry by Enterprise Income Tax in April 2012, an enterprise qualified as a Newly Established Software Enterprise is entitled to a two-year exemption from the enterprise income tax and a further three-year tax reduction to 50% of the applicable rate. Pursuant to the Notice on Issues Related to the Enterprise Income Tax Preferential Policies of Software and Integrated Circuit Industry on May 4, 2016, the software enterprises which enjoy preferential tax treatments shall also provide filing documents with respect to preferential tax treatments to the relevant tax authority when filing annual enterprise income tax returns for the settlement of tax payments. From January 1, 2011, Xueersi Education was eligible for retention of High and New Technology Enterprise status and therefore was entitled to a preferential tax rate of 15% until the end of calendar year 2013. From January 1, 2014, Xueersi Education was again eligible for retention of High and New Technology Enterprise status, and is therefore entitled to a preferential tax rate of 15% until the end of calendar year 2016. Our wholly owned subsidiary, TAL Beijing, was qualified as a Newly Established Software Enterprise under the EIT Law and therefore entitled to a two-year exemption from the enterprise income tax from calendar year 2009 to 2010 and a further tax reduction to 50% of the applicable rate from calendar year 2011 to 2013. Moreover, TAL Beijing was qualified as a High and New Technology Enterprise from January 1, 2014, and is therefore entitled to a preferential tax rate of 15% from calendar year 2014 to 2016. Our wholly owned subsidiary, Yidu Huida Education Technology (Beijing) Co., Ltd., or Yidu Huida, was qualified as a Newly Established Software Enterprise under the EIT law, and therefore entitled to a two-year exemption from the enterprise income tax from calendar year 2011 to 2012 and enjoys a further tax reduction to 50% of the applicable rate from calendar year 2013 to 2015. Moreover, Yidu Huida was qualified as a High and New Technology Enterprise from January 1, 2015, and is therefore entitled to a preferential tax rate of 15% from calendar year 2015 to 2017. Our wholly owned subsidiary, Beijing Xintang Sichuang Education Technology Co., Ltd., or Beijing Xintang Sichuang, was also qualified as a Newly Established Software Enterprise under the EIT Law and was therefore entitled to a two-year exemption from the enterprise income tax from calendar year 2013 to 2014 and enjoys a further reduction to a tax rate of 12.5% from calendar year 2015 to 2017.

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

Under the EIT Law, we may be classified as a PRC “resident enterprise”. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the EIT Law, an enterprise established outside China with “de facto management body” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a PRC enterprise for enterprise income tax purposes, although the dividends paid to one resident enterprise from another may be qualified as “tax-exempt income.” The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. A circular issued by the SAT on April 22, 2009 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management body” located within China if all of the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function are mainly in China; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in China; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in China; and (iv) at least half of the enterprise’s directors with voting right or senior management reside in China.

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

In addition, the SAT issued a bulletin on January 29, 2014, to provide more guidance on the implementation of the above circular. This bulletin further provided that, among other things, an entity that is classified as a “resident enterprise” in accordance with the circular shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors registered. From the year in which the entity is determined as a “resident enterprise”, any dividend, profit and other equity investment gain shall be taxed in accordance with the Article 26 of EIT law and the Article 17 and Article 83 of its implementation rules.

As substantially all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. We believe that none of our offshore holding companies should be treated as a “resident enterprise” for PRC tax purposes. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities, there are uncertainties and risks associated with this issue. If the PRC tax authorities determine that any of our offshore holding companies are “resident enterprises” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, although under the EIT Law and its implementing rules, dividend income between qualified resident enterprises is a “tax-exempt income,” we cannot guarantee that dividends paid to TAL Education Group from our PRC subsidiaries through TAL Holding Limited, or TAL Hong Kong, or dividends paid from our PRC subsidiaries to Yidu Technology Group, which is incorporated in the Cayman Islands, through Yidu Technology Group Limited, which is incorporated in Hong Kong, or dividends paid from our PRC subsidiaries to Firstleap Education, which is incorporated in the Cayman Islands, through Firstleap Education (HK) Limited, which is incorporated in Hong Kong, would qualify as “tax-exempt income” and will not be subject to withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as “resident enterprises” for PRC enterprise income tax purposes. Finally, the “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC and enterprise shareholders from transferring our notes, shares or ADSs, if such income is considered PRC-sourced income by the relevant PRC authorities. This could have the effect of increasing our and our shareholders’ effective income tax rates and may require us to deduct withholding tax from any dividends we pay to our non-PRC shareholders. In addition to the uncertainties regarding how the “resident enterprise” classification may apply, it is also possible that the rules may change in the future, possibly with retroactive effect.

Dividends we receive from our operating subsidiaries located in China may be subject to PRC withholding tax.

Pursuant to the Arrangement between the PRC and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, dividends declared after January 1, 2008 and distributed to our Hong Kong subsidiaries by our PRC subsidiaries are subject to withholding tax at a rate of 5%, provided that our Hong Kong subsidiaries are deemed by the relevant PRC tax authorities to be “non-PRC resident enterprises” under the EIT Law and hold at least 25% of the equity interest of our PRC subsidiaries. The SAT promulgated the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement on October 27, 2009, or SAT Circular 601, which provides guidance for determining whether a resident of a jurisdiction with tax treaties with China is the “beneficial owner” of an item of income under PRC tax treaties and tax arrangements. According to SAT Circular 601, a beneficial owner generally must engage in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. A conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. Although we may use our Hong Kong subsidiaries as a platform to expand our business in the future, our Hong Kong subsidiaries currently do not engage in any substantive business activities and thus it is possible that our Hong Kong subsidiaries may not be regarded as “beneficial owners” for the purposes of SAT Circular 601 and the dividends they receive from our PRC subsidiaries would be subject to withholding tax at a rate of 10%.

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

There is little practical experience regarding the application of SAT Bulletin 7 because it was issued in February 2015. During the effective period of SAT Circular 698, some intermediary holding companies were actually looked through by the PRC tax authorities, and consequently the non-PRC resident investors were deemed to have transferred the PRC subsidiaries and PRC corporate taxes were assessed accordingly. It is possible that we or our non-PRC resident investors may become at risk of being taxed under SAT Bulletin 7 and may be required to expend valuable resources to comply with SAT Bulletin 7 or to establish that we or our non-PRC resident investors should not be taxed under SAT Bulletin 7, which may have an adverse effect on our financial condition and results of operations or such non-PRC resident investors’ investment in us.

We face risks and uncertainties with respect to the licensing requirement for Internet audio-video programs.

On December 20, 2007, the State Administration of Radio, Film and Television, or SARFT (which was merged with the General Administration of Press and Publication in 2013 to form the State Administration of Press, Publication, Radio, Film and Television, or SAPPRFT), and the Ministry of Information Industry, or MII (which was superseded in 2008 by the Ministry of Industry and Information Technology, or MIIT), issued the Administrative Measures Regarding Internet Audio-Video Program Services, or the Internet Audio-Video Program Measures, which became effective on January 31, 2008 and was revised on August 28, 2015. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide Internet audio-video program services without a License for Disseminating Audio-Video Programs through Information Network issued by the SARFT or SAPPRFT (as applicable) or the relevant local branches or completing the relevant registration with the SARFT or SAPPRFT (as applicable) or the relevant local branches, and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transmission to the public through the Internet, of audio-video programs, or the provision of audio-video program uploading and transmission services. On February 3, 2008, the SARFT and the MII jointly held a press conference in response to inquiries related to the Internet Audio-Video Program Measures, during which the SARFT and the MII officials indicated that providers of audio-video program services established prior to the promulgation date of the Internet Audio-Video Program Measures that do not have any regulatory non-compliance records can re-register with the relevant government authorities to continue their current business operations. After the conference, the two authorities published a press release that confirmed the above guidelines. There are still significant uncertainties relating to the interpretation and implementation of the Internet Audio-Video Program Measures, in particular, the scope of Internet Audio-Video Programs.

Furthermore, on April 1, 2010, the SARFT promulgated the Tentative Categories of Internet Audio-Visual Program Services (Trail), or the Categories, which clarified the scope of Internet audio-video programs services. According to the Categories, there are four categories of Internet audio-visual program services which are further divided into seventeen sub-categories. The third sub-category to the second category covers the making and editing of certain specialized audio-video programs concerning, among other things, educational content, and broadcasting such content to the general public online.

On April 25, 2016, the SARFT promulgated the Regulations of Management of Broadcasting Audio-Video Programs Service through Private Network and Directional Communication, or the Broadcasting Audio-Video Programs Regulations, which will come into effect on June 1, 2016. The Broadcasting Audio-Video Programs Regulations provides, among other things, that a Permit for Broadcasting Audio-Video Programs via Information Network is required for engaging in broadcasting services through Private Network and Directional Communication. According to such Regulations, the broadcasting services through Private Network and Directional Communication shall mean the services and activities provided to the public through the private transmission channels that include internet, LAN and VPN based on Internet and through the receiving terminals of televisions, and other handheld electronic equipment, and such services and activities include the activities of content supply, integrated broadcast control, transmission and distribution with IPTVs, private-network mobile televisions, internet televisions. According to such Regulations, only the entities wholly or substantially owned by the State could apply for such Permit.

We began offering online courses in 2010 www.xueersi.com, and in the fiscal years ended February 28/29, 2014, 2015 and 2016, revenues derived from audio-video program services offered through www.xueersi.com that may be subject to the Audio-Video Program Measures were 3.0%, 3.6% and 4.0%, respectively, of our total net revenues. In the course of offering online tutoring services, we transmit our audio-video educational courses and programs through the Internet only to enrolled students, not to the general public. The limited scope of our audience distinguishes us from general online audio-video broadcasting companies, such as companies operating user-generated content websites. In addition, we do not provide audio-video program uploading and transmission services. As a result, we believe that we are not subject to the Internet Audio-Video Program Measures and the Broadcasting Audio-Video Programs Regulations. However, there is no further official or publicly available interpretation of these definitions, especially the scope of Internet audio-video program service. If the government authorities determine that our provision of online tutoring services falls within the Internet Audio-Video Program Measures or the Broadcasting Audio-Video Programs Regulations, we may not be able to obtain the required permit or license. If this occurs, we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

Our revenues and costs are mostly denominated in RMB. The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in PRC political and economic conditions and PRC foreign exchange policies. The conversion of Renminbi into foreign currencies, including U.S. dollar, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. After June 2010, the Renminbi began to appreciate against the U.S. dollar again, although there have been some periods when it has depreciated against the U.S. dollar, as it did for example during 2014 and 2016. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

The PRC government imposes controls on the convertibility between the Renminbi and foreign currencies and, in certain cases, the remittance of currency out of China. Under our current corporate structure, our income is primarily derived from a share of the earnings from our PRC subsidiaries. Revenues of our PRC subsidiaries are all denominated in RMB. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency-denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. However, for any PRC company, dividends can be declared and paid only out of the retained earnings of that company under PRC law. Furthermore, approval from the SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies. Specifically, under the existing exchange restrictions, without a prior approval of the SAFE, cash generated from the operations of our subsidiaries in China may be used to pay dividends by our PRC subsidiaries to TAL Education Group through our Hong Kong subsidiaries and pay employees of our PRC subsidiaries who are located outside China in a currency other than the Renminbi. With a prior approval from the SAFE, cash generated from the operations of our PRC subsidiaries and Consolidated Affiliated Entities may be used to pay off debt in a currency other than the RMB owed by our subsidiaries and Consolidated Affiliated Entities to entities outside China, and make other capital expenditures outside China in a currency other than the Renminbi. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Employee participants in our share incentive plan who are PRC citizens may be required to register with the SAFE. We also face regulatory uncertainties in China that could restrict our ability to grant share incentive awards to our employees who are PRC citizens.

To implement the Administrative Rule on Foreign Exchange Matters of Individuals promulgated by the People’s Bank of China and its related implementing rule provided by the SAFE, on March 28, 2007, the SAFE issued the Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Incentive Plan and Stock Option Plan of An Overseas Listed Company, or SAFE Circular 78. For any plans adopted by an overseas listed company that are covered by SAFE Circular 78, it requires the employee participants who are PRC citizens to register, through a PRC agent or PRC subsidiary of the overseas listed company, with the SAFE or its local branch. In addition, SAFE Circular 78 also requires the employee participants who are PRC citizens to follow a series of requirements, including applications for foreign exchange purchase quotas, opening of special bank accounts and filings with the SAFE or its local branch before they exercise their stock options. On January 7, 2008, the SAFE issued Notice on Relinquishing Power of Approving the First-time Application of Foreign Exchange Purchase Quotas, Opening of Special Bank Accounts. According to this notice, the local SAFE branches at provincial level have the authority to approve certain foreign exchange transactions in connection with equity compensation plans or incentive plans.

Pursuant to the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in a Stock Incentive Plan of an Overseas Publicly-Listed Company issued by the SAFE on February 15, 2012, or SAFE Circular 7, which terminated both SAFE Circular 78 and the Notice on Relinquishing Power of Approving the First-time Application of Foreign Exchange Purchase Quotas, Opening of Special Bank Accounts issued by the SAFE on January 7, 2008, a qualified PRC agent (which could be the PRC subsidiary of the overseas-listed company) is required to file, on behalf of “domestic individuals” (both PRC residents and non-PRC residents who reside in China for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) who are granted shares or share options by the overseas-listed company according to its stock incentive plan, an application with the SAFE to conduct the SAFE registration with respect to such stock incentive plan, and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the stock purchase or stock option exercise. Such PRC individuals’ foreign exchange income received from the sale of stocks and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in the PRC opened and managed by the PRC domestic agent before distribution to such individuals. In addition, such domestic individuals must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options and their purchase and sale of stock. The PRC domestic agent also needs to update registration with the SAFE within three months after the overseas-listed company materially changes its stock incentive plan or make any new stock incentive plans.

Prior to the issuance of SAFE Circular 7, we received approval from the SAFE’s Beijing branch in January 2012 in regards to applications we had submitted on behalf of certain of our employees who hold a significant number of restricted shares. Upon the issuance of SAFE Circular 7, we renewed our registration on behalf of these employees in accordance with SAFE Circular 7 as SAFE Circular 78 ceased to be applicable for such registration. From time to time, we need to apply for or to update our registration with the SAFE or its local branches on behalf of our employees who are granted options or registered shares under our share incentive plan or material changes in our current share incentive plan. However, we may not always be able to make applications or update our registration on behalf of our employees who hold our restricted shares or other types of share incentive awards in compliance with SAFE Circular 7, nor can we ensure you that such applications or update of registration will be successful. If we or the participants of our share incentive plan who are PRC citizens fail to comply with SAFE Circular 7, we and/or such participants of our share incentive plan may be subject to fines and legal sanctions, there may be additional restrictions on the ability of such participants to exercise their stock options or remit proceeds gained from sale of their stock into China, and we may be prevented from further granting share incentive awards under our share incentive plan to our employees who are PRC citizens. Such events could adversely affect our business operations.

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

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

If additional remedial measures are imposed on the “big four” PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging such firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

Starting in 2011 the PRC affiliates of the “big four” accounting firms (including our independent registered public accounting firm) were affected by a conflict between U.S. and PRC law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the PRC firms access to their audit work papers and related documents. The firms were, however, advised and directed that under PRC law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the PRC-based accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the SEC. On February 6, 2015, before SEC’s review had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains the authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

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

The market price for our ADSs has fluctuated significantly since we first listed our ADSs. Since our ADSs became listed on the New York Stock Exchange on October 20, 2010, the closing prices of our ADSs have ranged from $7.3 to $58.49 per ADS, and the last reported trading price on May 27, 2016 was $56.45 per ADS.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors such as:

•	actual or anticipated fluctuations in our operating results,

•	changes in financial estimates by securities research analysts,

•	changes in the economic performance or market valuation of other education companies,

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments,

•	addition or departure of our executive officers and key personnel,

•	detrimental negative publicity about us, our competitors or our industry,

•	intellectual property litigation, regulatory investigation or other governmental proceedings against us,

•	substantial sales or perception of sales of our ADSs in the public market, and

•	general economic, regulatory or political conditions in China and the United States.

In addition, the stock market in general, and the market prices for companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some PRC-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these PRC-based companies’ securities after their offerings may affect the attitudes of investors toward PRC-based companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other PRC-based companies may also negatively affect the attitudes of investors towards PRC-based companies in general, including us, regardless of whether we have conducted any inappropriate activities. Further, the global financial crisis, the ensuing economic recessions in many countries and the slowing Chinese economy have contributed and may continue to contribute to extreme volatility in the global stock markets. These broad market and industry fluctuations may adversely affect operating performance. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, some of whom have been granted share incentive awards under our share incentive plan.

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

Our common shares are divided into Class A common shares and Class B common shares. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. We issued Class A common shares represented by our ADSs in our initial public offering in October 2010. As part of the redesignation of our capital structure at the time of our initial public offering, all of our existing shareholders as of September 29, 2010, including our founders, received Class B common shares, and our outstanding preferred shares at the time were automatically converted into Class B common shares immediately prior to the completion of our initial public offering. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. Each Class B common share is convertible into one Class A common share at any time by the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances.

Upon any transfer of Class B common shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B common shares shall be automatically and immediately converted into the equal number of Class A common shares. In addition, if at any time, any of the persons who held Class B common shares immediately before our initial public offering and their affiliates collectively own less than 5% of the total number of the issued and outstanding Class B common shares, each issued and outstanding Class B common share owned by such Class B holder shall be automatically and immediately converted into one share of Class A common share, and no Class B common shares shall be issued by us thereafter. Due to the disparate voting powers attached to these two classes, As of April 30, 2016, holders of our Class B common shares (excluding any Class A common shares such holder may hold in the form of ADSs) collectively held approximately 88.8% the voting power of our outstanding shares and have considerable influence over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A common shares and ADSs may view as beneficial.

Our corporate actions are substantially controlled by our officers, directors and their affiliated entities.

As of April 30, 2016, our executive officers, directors and their affiliated entities beneficially owned approximately 44.2% of our total outstanding shares, representing 88.8% of our total voting power. These shareholders, if they acted together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions and they may not act in the best interests of other minority shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

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

Sales of our ADSs in the public market and after the convertible senior notes offering, or the perception that these sales could occur, may cause the market price of our ADSs to decline and could materially impair our ability to raise capital through equity offerings in the future. We have Class A and Class B common shares outstanding, including Class A common shares represented by ADSs. All of our ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. Class A common shares not represented by ADS, such as grants of share incentive awards which have vested, and Class B common shares are available for sale subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. To the extent shares are sold into the market, the market price of our ADSs could decline.

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

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying Class A common shares in accordance with the provisions of the deposit agreement. Under our memorandum and articles of association, the minimum notice period required to convene a general meeting is ten days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your common shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if the votes attaching to the common shares underlying your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

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

In May 2014, we issued $200 million in aggregate principal amount of 2.50% convertible senior notes due 2019. Additionally, we granted to the initial purchasers of the notes a 30-day option to purchase up to an additional $30 million in principal amount of notes. Upon the exercise of such option by certain initial purchasers, we issued an aggregate of $230 million in aggregate principal amount of the notes. Certain provisions of our convertible notes could make it more difficult or more expensive for a third party to acquire us. For instance, holders of the notes will have the right to require us to repurchase for cash all or part of their notes upon the occurrence of certain fundamental changes at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. The indentures for these convertible notes define a “fundamental change” to include, among other things: (1) any recapitalization, reclassification or change of our Class A common shares or the ADSs as a result of which these securities would be converted into, or exchanged for, shares, other securities, other property or assets; (2) any share exchange, consolidation or merger involving our company as a result of which holders of our all classes of common equity do not own 50% of all classes of common equity of the surviving corporation; (3) sale, lease or other transfer of all or substantially all of our assets to a third party; (4) the adoption of any plan relating to the dissolution or liquidation of our company; or (5) our ADSs ceasing to be listed on a major U.S. national securities exchange.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Cayman Islands Companies Law (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

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

We are a Cayman Islands company and substantially all of our assets are located outside the United States. Substantially all of our current operations are conducted in China. In addition, some of our directors and all of our officers are nationals and residents of China. As a result, it may be difficult for you to effect service of process within the United States or elsewhere outside China upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or China would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state and it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or China against us or such persons predicated upon the securities laws of the United States or any state. In addition, since we are incorporated under the laws of the Cayman Islands and our corporate affairs are governed by the laws of the Cayman Islands, it is difficult for you to bring an action against us based upon PRC laws in the event that you believe that your rights as a shareholder have been infringed.

We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or common shares.

Under U.S. federal income tax law, we will be classified as a PFIC for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we treat our VIEs and their respective subsidiaries and schools as being owned by us for U.S. federal income tax purposes, not only because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their operating results in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIEs and their respective subsidiaries for U.S. federal income tax purposes, we would likely be treated as a PFIC for our current and any subsequent taxable year.

While we do not believe that we were a PFIC for the taxable year ended February 29, 2016 and do not anticipate becoming a PFIC for the foreseeable future, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we were to be or become classified as a PFIC, a U.S. Holder (as defined in “Item 10.E.—Additional Information—Taxation—U.S. Federal Income Tax Considerations—General”) may be subject to reporting requirements and may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or common shares and on the receipt of distributions on the ADSs or common shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our ADSs or common shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ADSs or common shares. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of holding and disposing of ADSs or common shares if we are or become classified as a PFIC. For more information see “Item 10.E.—Additional Information—Taxation—U.S. Federal Income Tax Considerations—PFIC Considerations” and “Item 10.E.—Additional Information—Taxation—U.S. Federal Income Tax Considerations—PFIC Rules.”

Item 4. Information on the Company

A.	History and Development of the Company

We started our operation in 2005 with the establishment of Xueersi Education, a domestic company in China. We then incorporated TAL Education Group to become our offshore holding company under the laws of the Cayman Islands on January 10, 2008, in order to facilitate foreign investment in our company. TAL Education Group established TAL Holdings Limited in Hong Kong in March 2008 as our intermediary holding company, which subsequently established six wholly owned subsidiaries in China: TAL Education Technology (Beijing) Co., Ltd. in May 2008, Huanqiu Zhikang in September 2009, Yidu Huida in November 2009, TAL Electronic Technology (Shanghai) Co., Ltd. in May 2012 (subsequently dissolved in February 2014), Beijing Xintang Sichuang in August 2012, and Zhixuesi Beijing in October 2012. In February 2012, we acquired Yidu Technology Group, a company incorporated in the Cayman Islands, which then established a wholly owned subsidiary, Yidu Technology Group Limited, in Hong Kong in April 2012. In November 2012, Yidu Technology Group Limited established a wholly owned subsidiary, Yidu Xuedi Network Technology (Beijing) Co., Ltd. In January 2016, we acquired Firstleap Education and its wholly owned subsidiaries, Firstleap Education (HK) Limited and Lebai Information. In February 2016, we acquired Beijing Yinghe Youshi Technology Co., Ltd., or Yinghe Youshi, a PRC company.

In August 2013, we changed the name of TAL Education Technology (Beijing) Co., Ltd. to Beijing Century TAL Education Technology Co., Ltd.. In addition, we changed our umbrella brand from “Xueersi” to “Haoweilai”, and offer different service offerings under different brands, such as “Xueersi Peiyou”, “Mobby” and “Firstleap”, through which we offer small-class services, “Zhikang”, through which we offer personalized premium services, “Lejiale”, through which we offer English subject tutoring services and “Dongxuetang”, through which we offer Chinese subject tutoring services.

We have acquired certain other businesses to expand our service offerings:

•	in February 2014, we acquired Kaoyan.com, which is a site designed to improve preparation for entrance examinations for postgraduate degrees;

•	in January 2016, we completed the acquisition of Firstleap Education, a provider of all-subject tutoring services in English to children aged from two to 15 years old in China, pursuant to a stock purchase agreement we entered into in September 2015 with Firstleap Education and other parties named therein and other related transaction documents; and

•	in February 2016, we acquired Yinghe Youshi, which primarily provides online preparation services of English tests for study abroad purposes.

We have also made certain investments in other businesses that complement our existing business:

•	in January 2014, we made a minority equity investment of $23.5 million in BabyTree Inc., an online parenting community and an online retailer of products for children, baby and maternity wear in China;

•	in October 2014, we made a minority equity investment of $18.0 million in Minerva, a new provider of liberal arts and sciences education in the United States;

•	in October 2014, we made a minority equity investment of $15.0 million in Guokr, a mobile and web-based community for science and technology education in China;

•	in April and August 2015, we made a minority equity investment of $86.3 million in Changing Education Inc., which operates a customer-to-customer mobile tutoring platform in China;

•	in December 2015, we made a minority equity investment of $30.0 million in Phoenix E-Learning Corporation, which operates zxxk.com, an online educational platform serving the public school system in China; and

•	in December 2015, we made a minority equity investment of $10.5 million in Beijing Shunshunbida Information Consulting Co., Ltd., which primarily engages in providing professional counseling services to students who desire to study abroad through its online-to-offline platform.

For information on our capital expenditures, see “Item 5.B.—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

In October 2010, we completed an initial public offering of 13,800,000 ADSs. On October 20, 2010, we listed our ADSs on the New York Stock Exchange under the symbol “XRS.”

In May 2014, we issued $200 million in aggregate principal amount of 2.50% convertible senior notes due 2019. Additionally, we granted to the initial purchasers of the notes a 30-day option to purchase up to an additional $30 million in principal amount of notes. Upon the exercise of such option by certain initial purchasers, we issued an aggregate of $230 million in aggregate principal amount of the notes. The notes bear interest at a rate of 2.50% per year, payable semiannually in arrears on May 15 and November 15 of each year, beginning on November 15, 2014. The notes will mature on May 15, 2019. Holders of the notes will have the right to require us to repurchase for cash all or part of their notes on May 15, 2017 or upon the occurrence of certain fundamental changes at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. The notes are convertible into ADSs, at the option of the holders, in integral multiples of $1,000 principal amount at any time prior to the close of business on the second trading day immediately preceding the maturity date. Our principal executive offices are located at 12/F, Danling SOHO, 6 Danling Street, Haidian District, Beijing 100080, People’s Republic of China. Our telephone number at this address is +86 (10) 5292 6692. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. In addition, as of February 29, 2016, we had branch offices in 25 cities in China. Our agent for service of process in the United States in connection with our registration statement on Form F-1 for our initial public offering in October 2010 is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

B.	Business Overview

Overview

We are a leading K-12 after-school tutoring services provider in China. We offer comprehensive tutoring services to K-12 students covering core academic subjects, including among others, mathematics, physics, chemistry, biology, history, geography, political science, English and Chinese. We have successfully established “Xueersi” as a leading brand in the PRC K-12 private education market closely associated with high teaching quality and academic excellence, as evidenced by our students’ academic performance, our ability to recruit students through word-of-mouth referrals and the numerous recognitions and awards we have received. In August 2013, we changed our umbrella brand from “Xueersi” to “Haoweilai”, and now we offer different service offerings under different brands, such as “Xueersi Peiyou”, “Mobby” and “Firstleap”, through which we offer small-class services, “Zhikang”, through which we offer personalized premium services, “Lejiale”, through which we offer English subject tutoring services and “Dongxuetang”, through which we offer Chinese subject tutoring services.

We deliver our tutoring services primarily through small classes (including Xueersi Peiyou tutoring services, Mobby tutoring services and Firstleap tutoring services), personalized premium services and online course offerings. We are constantly working to expand and supplement our service offerings, through both internal development and strategic investments. As of February 29, 2016, our extensive educational network consisted of 363 learning centers and 292 service centers in 25 cities throughout China, with approximately half of these learning centers and service centers located in Beijing and Shanghai, as well as our online courses and online education platform. Our student enrollments increased from approximately 1,073,950 in the fiscal year ended February 28, 2014 to approximately 2,309,830 in the fiscal year ended February 29, 2016, representing a compound annual growth rate, or CAGR, of 46.7%.

We operate www.jzb.com (formerly www. eduu.com), a leading online education platform in China. The website serves as a gateway to our online courses, primarily offered through our website www.xueersi.com, and other websites dedicated to specific topics and offerings, including college entrance examinations, high school entrance examinations, graduate school entrance examinations, preschool education, mathematics, English, Chinese composition, raising infants and toddlers, small-class training under our “Xueersi Peiyou” brand, personalized premium services under our “Zhikang” brand, tutoring services for thinking development under our “Mobby” brand, and all-subject tutoring services in English under “Firstleap” brand. We also offer select educational content through mobile applications. We are constantly working to expand our online offerings, with learning materials and services in varying stages of development. Our online platform enables us to continue to roll out and expand our online course offerings. Our online platform is protected by a combination of PRC laws and regulations that protect trademarks, copyrights, domain names, know-how and trade secrets, as well as confidentiality agreements.

Our total net revenues increased from $313.9 million in the fiscal year ended February 28, 2014 to $619.9 million in the fiscal year ended February 29, 2016, representing a CAGR of 40.5%. Our net income increased from $60.6 million in the fiscal year ended February 28, 2014 to $102.9 million in the fiscal year ended February 29, 2016, representing a CAGR of 30.3%.

Our Mission, Vision and Values

Our mission is to make learning more effective, efficient and fun. We believe learning should be an enjoyable experience for all of our students. Our vision is to integrate the latest technologies into the learning process and to continuously introduce innovative approaches to teaching and tutoring so as to garner the respect of parents and students alike. As an educational institution, we seek to attract the most talented workforce and create the most enjoyable classroom environments so we can best serve our teachers, staff members and students. Lastly, we believe values such as student satisfaction, responsibility, innovation, proactiveness, diligence and cooperation are critical to our success and we strive to promote and adhere to these values. For more information about our mission, vision and values, please visit our official website at www.100tal.com/gywm/aboutus.

Our Tutoring Services

We deliver our tutoring services to our students through small-class offerings, personalized premium services and online courses.

Small-Class Offerings

We have been delivering courses in small-class offerings since the inception of our company through Xueersi Peiyou small classes, which currently covers all subjects in supplement to school learnings. Xueersi Peiyou small classes course consists of four semesters, namely the two school semesters in Spring and Fall and the two holiday semesters in summer and winter. Xueersi Peiyou small classes typically have a maximum of 15 to 35 students per class for different grade levels and remain our main form of service offering in terms of revenue and number of student enrollments. As of February 29, 2016, 241 of our 363 learning centers and 209 of our 292 service centers nationwide offered Xueersi Peiyou small classes.

In March 2011, we began offering our Mobby tutoring services. Mobby small classes typically have up to 12 to 16 children per class and is currently focused on thinking development for young learners aged from two to twelve through the learning of mathematics. As of February 29, 2016, five of our learning centers and five of our service centers offered Mobby small classes.

In January 2016, we acquired 100% of equity interest in Firstleap Education, which provides all-subject small-class tutoring in English to students aged from two to fifteen. Firstleap small classes typically have up to 14 students per class. We also organize overseas trips for our students from time to time as a part of Firstleap services. Most of the Firstleap business is carried out through Lebai Education and its subsidiaries and schools, which offered Firstleap small classes at 41 of our learning centers as of February 29, 2016. A small portion of the Firstleap business is carried out through franchisees, who are typically located in lower-tier cities and operate their own learning centers not within our network.

We believe that, under small-class offerings, students can receive more individual attention from teachers than what they would typically experience in a large class setting and are able to learn in an interactive group environment. We design curricula catering to our students’ different educational requirements and needs. Many of our classes for the same subject and grade level are offered at different levels of difficulty to better cater to the different needs of our students. For instance, for our Xueersi Peiyou small classes, we offer mathematics tutoring in the forms of basic classes, advanced classes, which are taught at a faster pace than basic classes, intensive classes, which are conducted at an even more accelerated pace, and specialized classes, which cater to the needs of advanced students and focus on specialized training for mathematics competitions. We periodically assess our students’ progress, and based on the results of such assessment, reassign students to different classes on an as-needed basis such that each student’s situation and needs are taken into consideration.

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

Personalized Premium Services

We began to offer personalized premium services in September 2007 under our “Zhikang” brand. As of February 29, 2016, our Zhikang network included 76 learning centers and 78 service centers in Beijing, Shanghai, Tianjin, Shenzhen, Wuhan, Hangzhou, Nanjing, Xi’an, Chengdu, Zhengzhou and Suzhou.

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

Customized tutoring solution. Each prospective student of our personalized premium services must meet with our educational planner and undergo a diagnostic assessment of the student’s strengths, weaknesses and potential. We then design and recommend a customized tutoring solution to the student in consultation with the student’s parents with respect to timing, cost and other considerations specific to the students’ circumstances. During the entire course of our personalized premium services for a student, we actively monitor the student’s progress and adjust the curriculum and learning pace for the student when necessary.

Tailor-made course materials. The course materials used in our personalized premium services are selected by subject teachers from our comprehensive course material database for the benefits of each student. We leverage our strong curriculum and course material development capability to provide high quality course materials to our students.

One-on-one student-teacher setting, supported by a team of experienced teachers. Each student in our personalized premium service has access to a large pool of experienced teachers. Teachers are chosen by students and their parents based on the interests and needs of each student. Our personalized premium services are mostly offered in one-on-one format, with a small portion of small-group classes, which typically consist of only two to six students.

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

In the past, our online courses were mostly in the format of pre-recorded classes. In March 2015, we launched a new TEPC (standing for teaching, examination, practice and communication) flipped classroom format, which was intended to serve as a major upgrade from the traditional model of recorded classes, and enable our students to participate in more proactive and interactive learnings. This new format was further developed into live-broadcasting classes starting from October 2015, which we expect to become the principal format of our online courses.

Currently, our online courses mainly feature interactive, live-broadcasting lectures by experienced teachers. We seek to engage teachers who have a strong command of the respective subject areas and superior communication skills. By offering live broadcasting classes, our teachers can adjust the pace and content of each class according to student performance and reaction. Under this format, students can proactively participate in the class and obtain a more personalized learning experience. We also conduct in-class examination and have dedicated tutoring teachers who focus on the correction of examinations and post-exam tutoring for students. In this way, students can receive timely and tailored feedback on their learning.

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

We have eleven call centers in eight cities, the main functions of which include receiving enquiries, accepting registrations to small classes, addressing course-related issues and facilitating communication with existing and prospective students for our center-based offerings and the parents of such students. As of February 29, 2016, we had approximately 320 operators at the call centers. All of our call centers are open during business hours, and our Beijing and Shanghai call centers also remain open until 9 pm and 9:30 pm in the evening, respectively.

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

	Primary School							Middle School			High School
	K	1	2	3	4	5	6	7	8	9	10	11	12
Mathematics	●	●	●	●	●	●	●	●	●	●	●	●	●
English	●	●	●	●	●	●	●	●	●	●	●	●	●
Chinese	●	●	●	●	●	●	●	●	●	●	●	●	●
Physics	–	–	–	–	–	–	●	●	●	●	●	●	●
Chemistry	–	–	–	–	–	–	–	●	●	●	●	●	●
Biology	–	–	–	–	–	–	–	–	–	–	●	●	●
History	–	–	–	–	–	–	–	–	–	–	●	●	●
Political Science	–	–	–	–	–	–	–	–	–	–	●	●	●
Geography	–	–	–	–	–	–	–	–	–	–	●	●	●

●	Current offered.

–	Currently not offered.

The history, political science and geography courses set forth in the table above are offered mainly through personalized premium tutoring services under our “Zhikang” brand. Net revenues related to these courses are not material.

The curricula for our Mobby tutoring services that we began in March 2011 focuses primarily on mathematics.

Curriculum and Course Material Development

Substantially all of our education content for our non-English subject areas is developed in-house. As of February 29, 2016, we had a team of over 160 full-time employees who are responsible for developing, updating and improving our small-class curricula and course materials. In addition, approximately 400 full-time teachers are also engaged in the development of the small-class curriculum and course material in addition to their classroom teaching commitments.

For the science subjects offered through Xueersi Peiyou small classes, our team works closely with experts in different subject fields to keep up with changing academic and examination requirements in the PRC education system and solicits feedback from our teachers based on their classroom experience. The development process of our curricula and course materials typically starts with reviewing and referencing recent teaching materials and teachers’ training materials from leading public schools as well as any new examination requirements to analyze the latest market trends and needs. Our development team is able to identify subjects and concepts that are difficult for students and focuses on the most important and difficult concepts and skills in the curricula. To address different educational requirements and needs of our students at each grade level, we have also developed curricula and course materials tailored for classes of different difficulty levels based on that group of students’ learning curves as well as their strengths and weaknesses. We evaluate, update and improve course materials based upon usage rate, feedback from teachers, students and parents as well as student performance. Most of our curricula and course materials are developed at our corporate level in Beijing and adopted by other locations with modifications to meet local requirements and demands. We have modularized a portion of our course materials based on specific topics so that centrally developed content can be more easily adopted locally and make our services more scalable, and we are in the process of modularizing other portions of our course materials.

In addition, we cooperated with McGraw-Hill Education to co-develop and co-brand two sets of English language educational materials for Xueersi Peiyou small classes in 2012. In March 2014, we, through our “Lejiale” brand which offers English subject tutoring services, collaborated closely with Cambridge University Press, and together, launched a series of English learning materials called “Hello Learner’s English.” The Hello Learner’s English series of learning materials is tailored specifically for Chinese students, from grades one through six, and introduces new learning patterns for students to advance their English speaking, listening, reading and writing abilities, preparing students to pass the government authorized English examinations or well-recognized English assessment tests, and for their future secondary school or college English entrance examinations.

Our Teachers

Our teaching staff is critical to maintaining the quality of our services and to promoting our brand and reputation. We have a team of dedicated and highly qualified teachers with a strong passion for education, whom we believe are essential to our success. We are committed to maintaining consistent and high teaching quality across our business. This commitment is reflected in our highly selective teacher hiring process, our emphasis on continued teacher training and rigorous evaluation, competitive performance-based compensation and opportunities for career advancement. We had 3,364, 4,367 and 6,594 full-time teachers and 1,282, 1,158 and 1,794 contract teachers as of February 28/29, 2014, 2015 and 2016, respectively.

For our Xueersi Peiyou business, personalized premium services and online education business, we recruit teachers from university graduates, including many top-tier universities in China, as well as experienced teachers with a solid track record and strong reputation from other schools. Each of our newly hired full-time teachers is required to undergo certain standard and customized trainings that focus on education content, teaching skills and techniques as well as our corporate culture and values. In addition, our teachers are regularly evaluated for their classroom performance and teaching results. Our teachers’ retention, compensation and promotion are to a large extent based on the results of such evaluations. The evaluation process is highly rigorous and, for our small-class business, it is based mainly on four factors: student retention rate, refund rate, class fulfillment rate and student and parent satisfaction rate. We offer our teachers competitive and performance-based compensation packages and provide them with prospects of career advancement within the company. Our best teachers may be promoted to become directors of our operations in new geographic markets outside Beijing, invited to participate in our educational content development effort and even considered for senior management positions.

Our Network

As of February 29, 2016, our extensive network consisted of 363 learning centers and 292 service centers in Beijing, Shanghai, Guangzhou, Shenzhen, Tianjin, Wuhan, Nanjing, Xi’an, Hangzhou, Chengdu, Zhengzhou, Suzhou, Chongqing, Taiyuan, Changsha, Shenyang, Shijiazhuang, Qingdao, Jinan, Luoyang, Nanchang, Ningbo, Hefei, Wuxi and Fuzhou, call centers in Beijing, Shanghai, Tianjin, Guangzhou, Shenzhen, Nanjing, Shenyang and Chongqing, as well as our online platform. Our learning centers are physical locations where classes are conducted. Our service centers offer consultation, course selection, registration and other services, most of which are also provided by our call centers.

The following table sets forth the number of learning centers and service centers in each of the 25 cities in our physical network as of February 29, 2016.

City	Number of Learning Centers	Number of Service Centers
Beijing	121	97
Shanghai	40	30
Guangzhou	23	18
Shenzhen	18	18
Tianjin	17	17
Wuhan	20	20
Nanjing	34	20
Xi’an	17	15
Hangzhou	11	11
Chengdu	13	10
Zhengzhou	8	8
Suzhou	5	5
Chongqing	8	4
Taiyuan	5	3
Changsha	3	3
Shenyang	8	3
Shijiazhuang	3	3
Qingdao	1	1
Jinan	1	1
Luoyang	1	1
Nanchang	1	1
Ningbo	1	1
Hefei	2	0
Wuxi	1	1
Fuzhou	1	1
Total	363	292

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

We operate www.jzb.com (formerly www.eduu.com), a leading online education platform in China. The website serves as a gateway to our online courses, primarily offered through our website www.xueersi.com, and other websites dedicated to specific topics and offerings.

Marketing and Student Recruitment

We recruit students for our small-class business primarily through word-of-mouth referrals. Our reputation and brand have also greatly facilitated our student recruitment. Moreover, we engage in a range of marketing activities to enhance our brand recognition among prospective students and their parents, generate interest in our service offerings and further stimulate referrals. In the fiscal years ended February 28/29, 2014, 2015 and 2016, our selling and marketing expenses were $35.8 million, $53.9 million and $73.6 million, respectively, accounting for 11.4%, 12.4% and 11.9% of our total net revenues, respectively.

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

Cross selling

We also use our interaction with parents and students for one type of service offerings as an opportunity to advertise our other service offerings. With a variety of offerings aimed at different student groups or focused on different areas, our goal is to create a brand name that permeates every aspect of our potential students’ educational needs.

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

Intellectual Property

Our brands, trademarks, service marks, copyrights, patents and other intellectual property rights distinguish and protect our course offerings and services from infringement, and contribute to our competitive advantages in the after-school tutoring service sector in China. Our intellectual property rights include the following:

•	137 trademark registrations for our brand and logo in China and Hong Kong;

•	domain names;

•	copyrights to substantially all of the course contents we developed in house, including all of our online courses;

•	copyright registration certificates for 135 software programs developed by us relating to different aspects of our operations; and

•	17 patents granted in China relating to interactive and technology-driven teaching and learning in our classes, as well as user interface on various platforms.

Among the domain names we have registered, several are highly valued and unique online assets as the domain name incorporates the Chinese spelling of the theme of the corresponding website, and is therefore easy to remember. Our domain names include the following:

Website Domain Name	Topic
www.jzb.com (formerly www.eduu.com)	Our main webpage which mainly has links to the websites listed below
www.xueersi.com	Online courses
www.gaokao.com	College entrance examinations
www.zhongkao.com	High school entrance examinations
www.jiajiaoban.com	Personalized premium services
www.aoshu.com	Mathematics for primary and middle schools; specialized training for competition mathematics
www.yingyu.com	English language
www.youjiao.com	Preschool and kindergarten education
www.speiyou.com	Small-class tutoring under our Xueersi Peiyou brand
www.mobby.cn	Tutoring services for students aged two through twelve under our Mobby brand
www.yuer.com	Raising infants and toddlers
www.kaoyan.com	Post-graduate degree entrance examination
www.firstleap.cn	All-subject tutoring services in English to children aged from 2 to 15 years old
www.kaomanfen.com	Preparation of English tests for study abroad purposes
www.lewaijiao.com	One-on-one English tutoring services from foreign teachers

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

Insurance

We have purchased limited liability insurance covering most of our learning centers and service centers, with maximum claim amount of RMB0.45 million or RMB0.3 million per person for our students and their parents, and RMB5,000 per person for our contract employees (other than those at our Firstleap learning centers). We do not maintain business disruption insurance, product liability insurance or key-man life insurance. We consider our insurance coverage to be in line with that of other private education providers of a similar size in China.

Legal Proceedings

From time to time, we may be subject to various legal proceedings, investigations and claims arising in the ordinary course of business. As of the date of this annual report, we are not involved in any material litigation, arbitration or administrative proceedings that could have a material adverse effect on our financial condition or results of operations, and we are not aware of any material legal or administrative proceedings threatened against us.

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

On December 27, 2015, the National People’s Congress amended the Education Law of the PRC, which will become effective on June 1, 2016. The amended Education Law of the PRC, among other things, deleted the restrictions on organization or individual establishing or operating a school or any other institution of education for profit-making purposes, and added a requirement that the schools and other institution of education which are established with governmental fund or donated assets may not establish profit-making institutions of education.

The Law for Promoting Private Education and the Implementation Rules for the Law for Promoting Private Education

The Law for Promoting Private Education became effective on September 1, 2003 and was amended on June 29, 2013. The Implementation Rules for the Law for Promoting Private Education became effective on April 1, 2004. Under these regulations, “private schools” are defined as schools established by non-governmental organizations or individuals using non-government funds. In addition, under the regulations, private schools providing certifications, pre-school education, self-study aid and other academic education are subject to approval by the education authorities, while private schools engaging in occupational qualification training and occupational skill training are subject to approval by the authorities in charge of labor and social welfare. A duly approved private school will be granted a private school operating permit, and shall be registered with the Ministry of Civil Affairs or its local branches as a privately run non-enterprise institution. In addition, learning centers of schools must make filings with the MoE or its local branches. Our 47 affiliated schools have all obtained and maintained their respective private school operating permits and have registered with the Ministry of Civil Affairs or its relevant local branch.

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

At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of school facilities or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equal to no less than 25% of the annual increase in the net assets of the school, if any. Private schools that do not require reasonable returns shall be entitled to the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be formulated by the finance authority, taxation authority and other authorities under the State Council. To date, however, no regulations have been promulgated by the relevant authorities in this regard. As of April 30, 2016, among our 47 affiliated schools, 17 had elected not to require reasonable returns and the remaining 30 had elected to require reasonable returns. Because no preferential tax policies have been promulgated by the relevant authorities, none of our 47 affiliated schools enjoys any preferential tax treatments pursuant to the requirements of local governmental authorities. All of them have allocated certain amounts to their development funds in compliance with the aforesaid provisions.

Sponsorship of Private Schools

Under the Law for Promoting Private Education and the Implementation Rules for Promoting Private Education, entities and individuals that establish private schools are referred to as “sponsors.” As of the date of this annual report, Xueersi Education, Xueersi Network, Lebai Education and Pengxin TAL Industrial Investment (Shanghai) Co., Ltd., or Pengxin, or their subsidiaries were the sponsors of our 47 affiliated schools.

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

Permits for schools jointly operated by PRC and foreign entities shall be obtained from the relevant education authorities or the authorities that regulate labor and social welfare in China. We are not required to apply for such permits since we currently do not have schools jointly operated by PRC and foreign entities.

Outline of PRC National Plan for Medium- and Long-Term Education Reform and Development (2010-2020)

On July 29, 2010, the PRC central government promulgated the Outline of PRC National Plan for Medium- and Long-Term Education Reform and Development (2010-2020), which for the first time announced the policy that the government will implement a reform to divide private education entities into two categories: (1) for-profit private education entities and (2) not-for-profit private education entities. On October 24, 2010, the General Office of the State Council issued the Notices on the National Education System Innovation Pilot. Under this notice, the PRC government plans to implement a for-profit and non-profit classified management system for the private schools in Shanghai, Zhejiang, Shenzhen and Jilin Huaqiao Foreign Language School. However, the above outline and the innovation pilot is still new and no additional national law or regulation has been promulgated to implement them and, except in Shanghai, no other local government of the pilot areas has promulgated relevant regulations on differentiated management of the private schools. Shanghai promulgated the Interim Measures for the Registration of Operational Private Training Institutions, which requires for-profit private training institutions to register with local administration of industry and commerce bureau and will remain effective until August 8, 2015. If, upon the implementation of the above reform, our schools choose to be for-profit private education entities, they may be subject to all the taxes that are applicable to enterprises as if they were enterprises; if our schools choose to be not-for-profit private education entities, our VIE Contractual Arrangements may be subject to more stringent scrutiny and the education authorities may not allow our schools to pay us services fees under the VIE Contractual Arrangements as they currently do. As a result, the implementation of this reform may adversely affect our results of operations.

On January 1, 2015, the State Council passed a package of revised draft amendments on education including Compulsory Education Law, Higher Education Law and the Law on the Promotion of Privately-run Schools, and decided to submit the package to the Standing Committee of the National People’s Congress for deliberation. Under the draft amendments, for-profit private education schools are encouraged. Additionally, on December 27, 2015, Higher Education Law was amended by the National People’s Congress, which, among other things, deleted the requirement that institutions of higher education may not be established for profit-making purposes. If we are required to, or choose to, change our schools into for-profit private education entities, we may have to adjust our business structure in accordance with the relevant amended regulations.

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

However, according to the Administrative License Law promulgated by the Standing Committee of the National People’s Congress, or NPC, on August 27, 2003, which became effective on July 1, 2004, only laws promulgated by NPC and regulations and decisions promulgated by the State Council may eliminate the requirement for any administrative license. Furthermore, according to a regulation promulgated by the State Council on June 29, 2004, and later amended on January 29, 2009, operators of “online education schools” must obtain approval from the government, while no approval is required to operate “educational websites.” We are not required to obtain a license to operate “online education schools” as we do not offer government accredited degrees or certifications through our tutoring services. As a result and in accordance with the laws and regulations promulgated by NPC and the State Council, they are not required to obtain approval to operate “educational websites” from the MoE. On January 28, 2014, the State Council promulgated the Decision to Cancel or to Delegate another Batch of Administrative Approval Items to Lower Level, in which the administrative license for “online education schools” was cancelled for higher education. On February 3, 2016, the State Council promulgated the Decision of State Council to Cancel the Second Batch of Administrative Approval Items (152 Items) that Delegated to Lower Lever, in which the administrative license for “online education schools” and “educational websites” were cancelled.

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

Xueersi Education and Xueersi Network, our VIEs engaging in retailing teaching materials and audio-video products to our students, and Beijing Zhikang Culture Distribution Co., Ltd., one of our Consolidated Affiliated Entities, have obtained the Permit for Operating Publications Business for retail services. If our VIEs and Consolidated Affiliated Entities engaged in the retail distribution of teaching materials and audio-video products are not able to pass the subsequent inspection or examination, they may not be able to maintain such permits or licenses necessary for their business.

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

Xueersi Education and Xueersi Network, which engage in providing most of the Internet information services and providing online bulletin board services in China, respectively, have each obtained an ICP license from, and will duly amend registrations with, the Beijing branch of the MII.

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

On December 20, 2007, the SARFT and the MII issued the Internet Audio-Video Program Measures, which became effective on January 31, 2008 and was revised on August 28, 2015. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide Internet audio-video program services without a License for Disseminating Audio-Video Programs through Information Network issued by the SARFT or SAPPRFT (as applicable) or the relevant local branches or completing the relevant registration with the SARFT or SAPPRFT (as applicable) or the relevant local branches and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transmission to the public through the Internet, of audio-video programs, and the provision of audio-video program uploading and transmission services. There are significant uncertainties relating to the interpretation and implementation of the Internet Audio-Video Program Measures, in particular, the scope of “Internet Audio-Video Programs.” However, on April 1, 2010, the SARFT promulgated the Tentative Categories of Internet Audio-Visual Program Service (Trail), or the Categories, which clarified the scope of Internet Audio-Video Programs. According to the Categories, there are four categories of Internet audio-visual program service which in turn are divided into seventeen sub-categories. The third sub-category of the second category covers the making and broadcasting of certain specialized audio-visual programs concerning art, culture, technology, entertainment, finance, sports, and education.

On April 25, 2016, the SARFT promulgated the Broadcasting Audio-Video Programs Regulations, which will come into effect on June 1, 2016 and will replace the Broadcasting Rules. The Broadcasting Audio-Video Programs Regulations provides, among other things, that a Permit for Broadcasting Audio-Video Programs via Information Network is required for engaging in broadcasting services through private network and directional communication. According to such Regulations, the Broadcasting Services through Private Network and Directional Communication shall mean the services and activities provided to the public through the private transmission channels that include internet, LAN and VPN based on Internet and through the receiving terminals of televisions, and other handheld electronic equipment, and such services and activities include the activities of content supply, integrated broadcast control, transmission and distribution with IPTVs, private-network mobile televisions, internet televisions. According to such Regulations, only the entities wholly or substantially owned by the State could apply for such Permit.

In the fiscal year ended February 29, 2016, 4.0% of our total net revenues were derived from audio-video program services offered through www.xueersi.com that may be subject to the Audio-Video Program Measures. In the course of offering online tutoring services through www.xueersi.com, we transmit our audio-video educational courses and programs through the Internet only to enrolled course participants, not to the general public. The limited scope of our audience distinguishes us from general online audio-video broadcasting companies, such as companies operating user-generated content websites. In addition, we do not provide audio-video program uploading and transmission services. As a result, we believe that we are not subject to the Internet Audio-Video Program Measures and the Broadcasting Audio-Video Programs Regulations. However, there is no further official or publicly available interpretation of these definitions, especially the scope of “Internet audio-video program service.” If the governmental authorities determine that our provision of online tutoring services falls within the Internet Audio-Video Program Measures or the Broadcasting Audio-Video Programs Regulations, we may not be able to obtain the required permit or license. If this occurs, we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content.

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

Xueersi Education and Xueersi Network, which carry out producing TV animation movies, have each obtained the License for the Production and Operation of Radio and Television Program from the Beijing branch of the SARFT, and we have obtained the Permit for Distribution of Domestically Produced TV Animation Movies for our TV animation movie Mobby’s Legend and Lihuadan Season 1.

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

Regulations on Consulting Services for Overseas Studies

With respect to intermediate and consulting business activities relating to self-funded overseas studies, the Education Commission of Beijing and Beijing Administration for Industry and Commerce jointly issued the Beijing Measures of Supervisions and Recognition of Intermediate Services for Self-Funded Overseas Studies (Trial) on September 30, 2015, which require that any intermediate service organization engaged in such services in Beijing shall satisfy certain requirements set up therein, including having employees with experience in educational services, having established stable and cooperative relations with an overseas educational institution, and having sufficient funds to protect the rights and interests of customers. The intermediate service organizations which satisfy such requirements may apply with the Education Commission of for the Recognition on the Intermediate Service Organization for Self-funded Overseas Studies. Organizations or individuals without such Recognition from the Education Commission of Beijing are not allowed to engage in any intermediate and consulting business activities relating to self-funded overseas studies.

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

Regulation on Tourism

Tourism Law of the People’s Republic of China, which was promulgated by Standing Committee of the NPC on April 25, 2013 and came into effect on October 1, 2013, provides that, among other things, to engage in the businesses of outbound tourism, a travel agency shall obtain corresponding business permit, and the specific conditions shall be provided for by the State Council and that when organizing an outbound touring group, or organizing or receiving an inbound touring group, a travel agency shall, in accordance with the relevant provisions, arrange for a tour leader or tour guide to accompany the touring group in the whole tour. Regulations on Travel Agencies promulgated by the State Council, which came into effect on May 1, 2009 and was revised on February 6, 2016, and the implementation rules of Regulations on Travel Agencies, provide that, among other things, travel agent shall mean any entity that engages in the business of attracting, organizing, and receiving tourists, providing tourism services for tourists and operating domestic, outbound or border tourism; the aforementioned business shall include but not limit to arranging for transport services, arranging for accommodation services, providing services for tour guides or team leaders, providing services of tourism consultation and tourism activities design. According to the Regulations on Travel Agencies and its implementation rules, any tourism agent engages in the outbound tourism shall apply for a permit to engage in the outbound tourism from the administrative department of tourism under the State Council, the people's governments of provinces, autonomous regions, or municipalities.

Regulations on Commercial Franchises

The State Council promulgated the Regulation on the Administration of Commercial Franchises on January 31, 2007, which became effective on May 1, 2007. Among other things, it provides that: (i) “commercial franchise” (hereinafter referred to as “franchise”) refers to such business operations by which an enterprise owning a registered trademark, enterprise mark, patent, know-how or any other business resource (hereinafter referred to as “Franchiser”) confers the said business resource to any other business operator (hereinafter referred to as “Franchisee”) by contract, and the Franchisee undertakes business operations under the uniform business model as provided in the contract, and pay franchising fees to the Franchiser; (ii) a Franchiser that engages in franchise activities shall possess a mature business model and the ability to provide long-term business guidance, technical support, business training and other services to the Franchisee; (iii) a Franchiser that engages in franchise activities shall have at least two direct sales stores, and have undertaken the business for more than a year; and (iv) a Franchiser shall, within 15 days after having concluded a franchise contract for the first time, file to the commercial administrative department where if a Franchiser engages in any franchised operations within the scope of a province, autonomous region, or municipality directly under the central government, it shall file with the commercial administrative department of the province, autonomous region or municipality directly under the central government and if a franchiser engages in any franchised operations within the scope of two or more provinces, autonomous regions, or municipalities directly under the central government it shall file with the commercial administrative department of the State Council. According to the Administrative Measures for Archival Filing of Commercial Franchises, which was issued by the Ministry of Commerce on November 7, 2011 and came into effective on February 1, 2012, the filling shall be conducted on the commercial franchise information management system established by the Ministry of Commerce. In addition, the Regulation on the Administration of Commercial Franchises provides that the Franchiser and the Franchisee shall conclude a franchise contract in writing, and the term of such franchise contract shall not less than 3 years except the Franchisee otherwise agrees.

On January 18, 2012, Ministry of Commerce issued Administrative Measures for Commercial Franchise Information Disclosure, which came into effect on April 1, 2012. It provides that the Franchisers shall, as required by the Regulation on the Administration of Commercial Franchises, disclose the following information to Franchisees in writing not later than 30 days prior to the conclusion of franchise contracts, unless such contracts are renewed under the original terms:(i) the basic information of the Franchisers and its franchise business, (ii) the basic information of the business resource of the Franchiser, (iii) the basic information of the franchise fee, (iv) the basic information of the price, conditions and other information related to the products, services, and equipment provided to the Franchisee, (v) the follow-up service provided to the Franchisee, (vi) the methods and contents of guidance and supervisions provided by the Franchiser on the Franchisee related to the business; (vii)the investment budget of the sales stores, (viii) the relevant information about the franchisees within PRC, which includes the amount, geographical distributions, scope of authorities, whether there is any exclusive authorized region, and the basic situation of their franchise business; (ix) the record of materially illegal business, including any fine over 30 thousand RMB imposed by competent authority and any criminal liability of the Franchiser and its legal representative; and the (x) agreement of franchise. However, this Administrative Measures for Commercial Franchise Information Disclosure provides that the Franchiser has right to require the Franchisee enter into a confidential agreement with the Franchiser prior to the disclosure of the aforementioned information; and if the Franchisee knows any commercial secret of Franchiser due to the contractual relationship between the Franchisee and the Franchiser, the Franchisee still have the obligation to keep such commercial secret confidential even though there is no confidential agreement between the Franchiser and the Franchisee after the termination of relevant contractual relationship between them.

On August 17, 2012, in order to further effectively conduct the administration of commercial franchise, the General Office of Ministry of Commerce issued Notice of the General Office of the Ministry of Commerce on Further Effectively Conducting the Administration of Commercial Franchise, which provides directions and requirements for the local commerce departments in administrative work related to establishing sound working system, improving the management and services in franchise filing, facilitating the brand construction of franchise enterprises, administrating franchise business in accordance with law and the promotion and construction of credit record and credit evaluation system in franchise business.

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

Trademark. The PRC Trademark Law, adopted in 1982 and revised in 2001 and 2013 (the 2013 revised version has been promulgated August 30, 2013 and became effective on May 1, 2014), protects the proprietary rights to registered trademarks. The Trademark Office under the SAIC handles trademark registrations and may grant a term of ten years for registered trademarks, which may be extended for another ten years upon request. Trademark license agreements must be filed with the Trademark Office for record. In addition, if a registered trademark is recognized as a well-known trademark, the protection of the proprietary right of the trademark holder may reach beyond the specific sector of the relevant products or services. The transfer of registered trademarks shall be registered with the Trademark Office.

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

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the standard of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors must be deemed as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MoC, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% or more of the voting rights or similar equity interest of the subject entity; (ii) holding less than 50% of the voting rights or similar equity interest of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE, and its investment amount exceeds certain thresholds or its business operation falls within a “negative list,” to be separately issued by the State Council in the future and to replace the Foreign-Investment Industrial Guidance Catalog, market entry clearance by the MoC or its local counterparts will be required. Otherwise, all foreign investors may make investments on the same terms as domestic investors without being subject to additional approval from the government authorities as mandated by the existing foreign investment legal regime.

Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a “variable interest entity” structure in an industry category that is on the “negative list,” the “variable interest entity” structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC state-owned enterprises or agencies or PRC citizens). Conversely, if the actual controlling person (s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal. However, the draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a “variable interest entity” structure, whether or not these companies are controlled by PRC parties, while it has solicited comments from the public on this point.

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

The SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced SAFE Circular 75. SAFE Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle”. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions.

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

Regulations on Labor

Pursuant to the PRC Labor Law which was promulgated by the Standing Committee of the National People’s Congress on July 5, 1994 and became effective on January 1, 1995 and subsequently amended on August 27, 2009, the PRC Labor Contract Law which was promulgated Standing Committee of the National People’s Congress on June 29, 2007 and became effective on January 1, 2008 and subsequently amended on December 28, 2012 and became effective on July 1, 2013 and its Implementing Regulations of the Employment Contracts Law which was promulgated by the State Council and became effective on September 18, 2008, labor contracts in written form shall be executed to establish labor relationships between employers and employees. Wages cannot be lower than local minimum wage. The employer must establish a system for labor safety and sanitation, strictly abide by state standards, and provide relevant education to its employees. Employees are also required to work in safe and sanitary conditions meeting State rules and standards, and carry out regular health examinations of employees engaged in hazardous occupations.

In the respect of the employment of foreigner in PRC, Provision on the Employment of Foreigners in China, which was promulgated on May 1, 1996 and was revised on November 12, 2010, provides that, among other things, to employ a foreigner who does not have Chinese nationality, an employer shall apply for an employment license for such foreigner, and may only employ him or her after such foreigner obtains an Foreigners' Employment License of the People's Republic of China (hereinafter referred to as “Employment License”); prior to obtaining employment in China, a foreigner shall enter China with an employment visa (or in accordance with an agreement on mutual exemption of visas if there is such an agreement); and after entering China, such foreigner shall obtain an Employment Permit for Foreigners (hereinafter referred to as “Employment Permit”) and a residence permit for foreigners, save that the foreigners holding the Foreign Expert Permit issued by the State Administration of Foreign Experts Affairs are not required to hold Employment Licenses and Employment Permit. Provision on the Employment of Foreigners in China also provides that the Employment License is valid only in the area defined by the authority which issued such license; the actual employer of a foreigner shall be consistent with the employer recorded on the Employment License; if the actual employer changed but the foreigner is employed in a similar job by another employer within the same area defined by the authority which issued such license, the foreigner shall file with such authority to change information on the Employment License.

According to the Notice of Issues Related to the Management of Employment of Foreigners in China, which was promulgated by Ministry of Labor and Social Security on December 7, 1998 and became effective on December 7, 1998, provided that, among other things, the Ministry of Labor and Social Security should cooperate with Ministry of Public Security to carry out regular and irregular investigation on the entities that employ relatively large number of foreigners about their employment of foreigners.

In the respect of hiring foreigners as teachers in schools, State Administration of Foreign Experts Affairs, promulgated a Notice of Issuing Regulations for Foreign Experts to Apply Permit to Work in China and Other Regulations, or the SAFEA Circular No. [2004] 139 on September 30, 2004. SAFEA Circular No. [2004] 139 provides that foreign experts shall obtain Foreign Expert Permit. Any foreign expert that apply the Foreign Expert Permit shall obey the laws and regulations of PRC, shall be healthy, shall have no criminal record, and shall meet one of the following requirement: (i) such foreign expert is employed to work in China in order to perform agreements between governments or international organizations, or to perform economic or trade agreements between Chinese party(s) and foreign party(s) as a professional person with foreign nationality who has technology or management skills; (ii)such foreign expert is employed to perform the work in the fields of education, scientific research, press, publication, culture, arts, health, or sport as a professional person with foreign nationality; (iii) such foreign expert is employed to perform a position higher than vice president of an domestic enterprise or equivalent position as a professional person with foreign nationality who has technology or management skills; (iv) such foreign expert is a representative with foreign nationality, who is a PRC representative office of a experts association or recruitment agent approved by State Administration of Foreign Experts Affairs; or (v) such foreign expert is employed to perform the work in the fields of economy, technology, engineering, trade, finance, accounting, tax, tourism who possesses specialty as a professional person with foreign nationality in urgent need with technology or management skills. According to the SAFEA Circular No. [2004] 139, to apply a Foreign Expert Permit as a foreign expert to perform the work in the field of education, the applicant shall submit the application together with a copy of the employer’s Certificate of Employing Foreign Experts and the agreement entered by such applicant and its employer to the provincial Administration of Foreign Experts Affairs where the employer located, provided that if the employer is the ministry, commission directly under the State Council, the authority directly under the State Council, the public institution or the professional corporation, the applicant shall submit the application to the State Administration of Foreign Experts Affairs. SAFEA Circular No. [2004] 139 also provides that entity shall obtain Certificate of Employing Foreign Experts to employ foreign experts and the application of Certificate of Employing Foreign Experts shall submit to the provincial Administration of Foreign Experts Affairs where the employer located, provided that the non-educational public institution located in Beijing that is directly under the ministry, commission of the State Council, the authority directly under the state council, the application shall submit to the State Administration of Foreign Experts Affairs. According to the SAFEA Circular No. [2004] 139, the Administration of Foreign Experts Affairs will carry out annual inspection on the entity that has obtained Certificate of Employing Foreign Experts in January of each year.

In addition, State Administration of Foreign Experts Affairs promulgated an Opinion on Further Regulating the Employment of Foreign Experts in Education and Culture on September 3, 2009, provided that, among other things, any entity that dispatches and introduce foreign experts in education and culture to work in China shall obtain Certificate of Employing Foreign Experts; the entity that dispatches the foreign experts, the dispatched foreign expert and the entity that employs the dispatched expert shall enter into an agreement to confirm each party’s obligations and rights related to the employment of such foreign expert, and the entity that dispatches the foreign expert and the entity that employs the foreigner expert shall have the joint liability in the management of such foreign expert. Such Opinion on Further Regulating the Employment of Foreign Experts in Education and Culture also provides that any entity that engages in dispatching foreign expert in education and culture with Certificate of Employing Foreign Experts shall not introduce foreign experts working in the entity that without Certificate of Employing Foreign Experts, the provincial and regional Administration of Foreign Experts Affairs shall cooperate with the public security authorities and their exit-entry administration divisions to investigate and handle the illegal employment of foreign experts under applicable laws.

If the employment of foreigners is not in compliance with the above relevant regulations, the employer may become subject to penalties, fines or an order to terminate such employment and to bear all the expenses and costs arising from the repatriation of such foreigner.

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

On February 15, 2012, the SAFE issued the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in a Stock Incentive Plan of an Overseas Publicly-Listed Company, or SAFE Circular 7, which terminated both SAFE Circular 78 and the Notice on Relinquishing Power of Approving the First-time Application of Foreign Exchange Purchase Quotas, Opening of Special Bank Accounts issued by the SAFE on January 7, 2008. According to SAFE Circular 7, if “domestic individuals” (meaning both PRC residents and non-PRC residents who reside in China for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) participate in any stock incentive plan of an overseas listed company, a qualified PRC domestic agent, which could be the PRC subsidiaries of such overseas listed company, shall, among other things, file, on behalf of such individuals, an application with the SAFE to conduct the SAFE registration with respect to such stock incentive plan, and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the stock purchase or stock option exercise. Such PRC individuals’ foreign exchange income received from the sale of stocks and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in China opened and managed by the PRC domestic agent before distribution to such individuals. In addition, such domestic individuals must also retain an overseas entrusted institution to handle matters in connection with the exercise of their stock options and their purchase and sale of stock. The PRC domestic agent also needs to update registration with the SAFE within three months after the overseas-listed company materially changes its stock incentive plan or make any new stock incentive plans.

Prior to the issuance of SAFE Circular 7, we received approval from the SAFE’s Beijing branch in January 2012 in regards to applications we had submitted on behalf of certain of our employees who hold a significant number of restricted shares. Upon the issuance of SAFE Circular 7, SAFE Circular 78 ceased to be applicable for such registration. From time to time, we need to make applications or update our registration with the SAFE or its local branches on behalf of our employees who are affected by our new share incentive plan or material changes in our current share incentive plan. However, we may not always be able to make applications or update our registration on behalf of our employees who hold our restricted shares or other types of share incentive awards in compliance with SAFE Circular 7, nor can we ensure you that such applications or update of registration will be successful. If we or the participants of our share incentive plan who are PRC citizens fail to comply with SAFE Circular 7, we and/or such participants of our share incentive plan may be subject to fines and legal sanctions, there may be additional restrictions on the ability of such participants to exercise their stock options or remit proceeds gained from sale of their stock into China, and we may be prevented from further granting share incentive awards under our share incentive plan to our employees who are PRC citizens.

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

Regulations on Foreign Currency Exchange

Pursuant to applicable PRC regulations on foreign currency exchange, the Renminbi is freely convertible to foreign currencies for current account items only, such as trade-related receipts and payments, interest and dividends. Conversion of Renminbi to foreign exchange for capital account items, such as direct equity investments, loans and repatriation of investments, are subject to the prior approval of the SAFE or its local branches or prior registration with banks. Payments for transactions that take place within China must be made in RMB. Domestic companies or individuals can repatriate payments received from abroad in foreign currencies or deposit those payments abroad subject to the requirement that such payments be repatriated within a certain period of time. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks. Foreign exchange on the current account can be either retained or sold to financial institutions that have foreign exchange settlement or sales business without prior approval from the SAFE, subject to certain regulations. Foreign exchange on the capital account can be retained or sold to financial institutions that have foreign exchange settlement and sales business with prior approval of the SAFE, unless otherwise provided.

In utilizing the proceeds we received from our initial public offering and other financing activities, such as the issuance of convertible senior notes, as an offshore holding company with PRC subsidiaries, we may (i) make additional capital contributions to our PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries or our Consolidated Affiliated Entities, or (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

•	capital contributions to our subsidiaries in China, whether existing ones or newly established ones, must be approved by the MoC or its local branches and must also be registered with the local bank authorized by SAFE;

•	loans by us to our subsidiaries in China, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with the SAFE or its local branches; and

•	loans by us to our Consolidated Affiliated Entities, which are domestic PRC entities, must be registered with the National Development and Reform Commission and must also be registered with the SAFE or its local branches.

In addition, on August 29, 2008, the SAFE promulgated a notice regulating the conversion by a foreign-invested company of its capital contribution in foreign currency into Renminbi, or SAFE Circular 142, which restricts the use of RMB funds converted from foreign exchange. It requires that RMB converted from foreign currency-denominated capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the relevant government authority and may not be used to make equity investments China, unless specifically provided otherwise. Moreover, the approved use of such RMB funds may not be changed without approval from the SAFE. RMB funds converted from foreign exchange may not be used to repay loans in RMB if the proceeds of such loans have not yet been used. Any violation of SAFE Circular 142 may result in severe penalties, including substantial fines. On March 30, 2015, the SAFE promulgated the Notice on Reforming the Management Method relating to Conversion of the Capital Contribution of Foreign Invested Company from Foreign Exchange to Renminbi, or SAFE Circular 19. Although SAFE Circular 142 was abolished when SAFE Circular 19 became effective on June 1, 2015, the foregoing rules have been retained in SAFE Circular 19. On February 13, 2015, the SAFE promulgated the Notice on Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or SAFE Circular 13, which was effective on June 1, 2015. Pursuant to SAFE Circular 13, annual foreign exchange inspection of direct investment is not required anymore and the registration of existing equity is required. SAFE Circular 13 also grants the authority to banks to examine and process foreign exchange registration with respect to both domestic and overseas direct investment.

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

Regulations on Dividend Distribution

Under applicable PRC laws and regulations, companies in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, companies in China are required to allocate at least 10% of their accumulated profits each year, if any, to fund statutory reserves of up to 50% of the registered capital of the enterprise. Statutory reserves are not distributable as cash dividends. Each of our subsidiaries, VIEs and VIEs’ subsidiaries in China are required to comply with this statutory reserves funding requirement. Although the statutory surplus reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. In addition, at the end of each fiscal year, each of our affiliated schools in China is required to allocate a certain amount out of its annual net income, if any, to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. For our 30 private schools which have elected to require reasonable returns, this amount shall be no less than 25% of the annual net income of the school, and for the remaining 17 private schools which have elected not to require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school, if any. As a result of these PRC laws and regulations, as of February 29, 2016, we had $23.0 million in statutory surplus reserves and development fund, or 5.2% of total equity, that are not distributable as cash dividends. We do not expect that the statutory surplus reserve requirement will materially limit our ability to pay dividends to our shareholders or our plan to expand our business because we are to date only required to set aside an additional $9.7 million to satisfy the maximum requirement of statutory surplus reserves for all of our PRC subsidiaries and our Consolidated Affiliated Entities.

C.	Organizational Structure

The following diagram sets out details of our significant subsidiaries and Consolidated Affiliated Entities as of April 30, 2016:

Firstleap USA Inc. (USA)
Maxstep Technology Inc. (Cayman Islands) ("Maxstep Cayman")
100%
TAL Education Group (Cayman Islands) ("TAL Group")
100%
Yidu Technology Group ( Cayman Islands )
Firstleap Education (Cayman Islands) ("Firstleap")
100%
100%
100%
TAL Holding Limited ("TAL Hong Kong")
Yidu Technology Group Limited ( Hong Kong )
Firstleap Education (HK) Limited
Outside China
Inside China
100%
Beijing Lebai Information Consulting Co., Ltd ("Lebai Information")
Yidu Huida Education Technology (Beijing) Co., Ltd. ("Yidu Huida")
Beijing Century TAL Education Technology Co., Ltd. ("TAL Beijing")
Beijing Huanqiu Zhikang Shidai Education Consulting Co., Ltd. ("Huanqiu Zhikang")
Beijing Xintang Sichuang Education Technology Co., Ltd., Ltd ("Beijing Xintang Sichuang")
Zhixuesi Education Consulting (Beijing) Co., Ltd ("Zhixuesi Beijing")
YiduXuedi Network Technology(Beijing) Co., Ltd ("Yidu Xuedi Beijing")
Bangxin Zhang(1) Yundong Cao Yachao Liu(2) Yunfeng Bai(3)
Bangxin Zhang(1) 75.5% Yachao Liu(2) 14% Yunfeng Bai(3) 10.5%
Pengxin TAL Industrial Investment (Shanghai) Co., Ltd ("Pengxin TAL")
Xinxin Xiangrong Education Technology (Beijing) Co., Ltd. ("Xinxin Xiangrong")
Beijing Xueersi Education Technology Co., Ltd. ("Xueersi Education")
Beijing Xueersi Network Technology Co., Ltd. ("Xueersi Network")
Sponsorship interest
1 school
2 subsidiaries
Beijing Lebai Education Consulting Co., Ltd. ("Lebai Education")
28 schools
6 schools
9 subsidiaries
7 subsidiaries
5 schools
4 subsidiaries
7 schools
1 subsidiary
majority percentage(5)
(4)
5 subsidiaries
1 subsidiary
1 subsidiary
Equity interest
Contractual arrangements

Note:

(1)	Mr. Bangxin Zhang is our chairman and chief executive officer. He owned 36.8% of the common shares and 74.0% of the voting power of TAL Education Group as of April 30, 2016.

(2)	Mr. Yachao Liu is our senior vice president. He owned 5.5% of the common shares and 11.0% of the voting power of TAL Education Group as of April 30, 2016.

(3)	Mr. Yunfeng Bai is our senior vice president. He owned 1.9% of the common shares and 3.8% of voting power of TAL Education Group as of April 30, 2016.

(4)	Xueersi Education directly or indirectly holds majority ownership and Xueersi Network directly or indirectly holds the remaining minority ownership. We evaluated the sponsorship interest in the schools for consolidation under the asset, lease, variable interest entity and voting interest models. After consideration, we consolidated the schools under the variable interest model.

(5)	We hold majority ownership with the minority ownership held by third parties.

VIE Contractual Arrangements

Due to PRC legal restrictions on foreign ownership and investment in the education business in China, aside from our personalized premium tutoring services in Beijing conducted by our PRC subsidiaries, Huanqiu Zhikang and Zhixuesi Beijing, substantially all of our education business in China is conducted through the VIE Contractual Arrangements. The VIE Contractual Arrangements, which are summarized below, enable us, through TAL Beijing and Lebai Information, to direct the activities of our VIEs that most significantly affect the VIEs’ economic performance and to receive substantially all the benefits from our Consolidated Affiliated Entities.

Exclusive Business Service Agreements. Pursuant to the Exclusive Business Cooperation Agreement entered into in June 2010 by and among TAL Beijing, Xueersi Education, Xueersi Network, the shareholders, subsidiaries and schools of Xueersi Education and Xueersi Network, or the Agreement of Xueersi Education and Xueersi Network, which supersedes all agreements among parties with respect to subject matters thereof, TAL Beijing or its designated affiliates have the exclusive right to provide each of Xueersi Education and Xueersi Network and their subsidiaries and schools comprehensive intellectual property licensing and various technical and business support services. Pursuant to the Exclusive Business Service Agreement entered into by and among TAL Beijing, Xinxin Xiangrong and its shareholders on August 4, 2015, or the Agreement of Xinxin Xiangrong, TAL Beijing and its designated affiliates have the exclusive right to provide Xinxin Xiangrong and its subsidiaries and schools (if any) comprehensive intellectual property licensing and various technical and business support services. Lebai Information, Lebai Education and its sole shareholder, subsidiaries and schools have entered into an Exclusive Business Service Agreement on October 26, 2015, or the Agreement of Lebai Education, the terms of which are substantially the same as the Agreement of Xinxin Xiangrong summarized above. The services under each of these agreements include, but are not limited to, employee training, technology development, transfer and consulting services, public relation services, market survey, research and consulting services, market development and planning services, human resource and internal information management, network development, upgrade and ordinary maintenance services, and software and trademark licensing and other additional services as the parties may mutually agree from time to time. Without the prior written consent of TAL Beijing or Lebai Information, none of the VIEs or their respective subsidiaries or schools may accept services provided by any third party which are covered by the agreements set forth above. TAL Beijing and Lebai Information or their designated affiliates owns the exclusive intellectual property rights created as a result of the performance of these agreements. With respect to the Agreement of Xueersi Education and Xueersi Network, the relevant Consolidated Affiliated Entities agree to pay annual service fees to TAL Beijing or its designated affiliates and adjust the service fee rates from time to time at TAL Beijing’s discretion. Such agreement will not expire unless terminated pursuant by a mutual agreement of parties. With respect to the Agreement of Xinxin Xiangrong, the relevant Consolidated Affiliated Entities agree to pay service fees regularly to TAL Beijing or its designated affiliates and adjust the service fee rates from time to time at TAL Beijing’s discretion. Such agreement will not expire unless terminated pursuant by a mutual agreement of parties. With respect to the Agreement of Lebai Education, the relevant Consolidated Affiliates Entities agree to pay service fees regularly to Lebai Information or its designated affiliates and adjust the service fee rates from time to time at Lebai Information’s discretion. The term of such agreement is 10 years and will be renewed for another 10 years at Lebai Information’s discretion. Each of these agreements entitle TAL Beijing or its designated affiliates and Lebai Information to charge our Consolidated Affiliated Entities service fees regularly that amount to substantially all of the net income of the Consolidated Affiliated Entities before the service fees.

Call Option Agreement. Pursuant to a call option agreement, dated February 12, 2009, by and among TAL Beijing, Xueersi Education, Xueersi Network and the respective shareholders of Xueersi Education and Xueersi Network, the respective shareholders of Xueersi Education and Xueersi Network unconditionally and irrevocably granted TAL Beijing or its designated party an exclusive option to purchase from the shareholders part or all of the equity interests in Xueersi Education and Xueersi Network, as the case may be, for the minimum amount of consideration permitted by the applicable PRC laws and regulations under the circumstances where TAL Beijing or its designated party is permitted under PRC laws and regulations to own all or part of the equity interests of Xueersi Education and Xueersi Network or where we otherwise deem it necessary or appropriate to exercise the option. TAL Beijing, Xinxin Xiangrong and the shareholders of Xinxin Xiangrong have entered into a call option agreement on August 4, 2015, and Lebai Information, Lebai Education and the sole shareholder of Lebai Education have entered into a call option agreement on October 26, 2015, the terms of which are substantially the same as the call option agreement summarized above. These agreements become effective on the date of execution and terminate when all of the obligations and rights under such agreement are completely performed. Under each of these agreements, TAL Beijing or Lebai Information has sole discretion to decide when to exercise the option, and whether to exercise the option in part or in full. The key factor for us to decide whether to exercise the option is whether the current regulatory restrictions on foreign investment in the educational service business will be removed in the future, the likelihood of which we are not in a position to know or comment on.

Equity Pledge Agreement. Pursuant to an equity pledge agreement, dated February 12, 2009, by and among TAL Beijing, Xueersi Education, Xueersi Network and the respective shareholders of Xueersi Education and Xueersi Network, and supplemental agreements, dated June 2010, by and among TAL Beijing, Xueersi Education, Xueersi Network and their respective shareholders, the respective shareholders of Xueersi Education and Xueersi Network unconditionally and irrevocably pledged all of their equity interests in Xueersi Education and Xueersi Network to TAL Beijing to guarantee performance of the obligations of Xueersi Education and Xueersi Network and their respective subsidiaries and schools under the technology support and service agreements with TAL Beijing. The shareholders of Xueersi Education and Xueersi Network agree that, without the prior written consent of TAL Beijing, they will not transfer or dispose the pledged equity interests or create or allow any encumbrance on the pledged equity interests that would prejudice TAL Beijing’s interest.

TAL Beijing, Xinxin Xiangrong and the shareholders of Xinxin Xiangrong have entered into an equity pledge agreement on August 4, 2015, and Lebai Information, Lebai Education and the sole shareholder of Lebai Education have entered into an equity pledge agreement on October 26, 2015, the terms of which are substantially the same as the agreement summarized above. These agreements are effective on the date of execution and terminate when all the secured rights under the relevant agreements, as the case may be, are completely fulfilled or terminated in accordance thereof. The above pledges of the equity interests in Xueersi Education, Xueersi Network and Xinxin Xiangrong have been registered with the relevant local branch of the SAIC while the pledge of the equity interests in Lebai Education shall be registered with the local branch of the SAIC in due course.

Letter of Undertaking. All of the shareholders of Xueersi Education and Xueersi Network have executed a letter of undertaking on September 8, 2010 to covenant with and undertake to TAL Beijing that, if, as the respective shareholders of Xueersi Education and Xueersi Network, such shareholders receive any dividends, interests, other distributions or remnant assets upon liquidation from Xueersi Education and Xueersi Network, such shareholders shall, to the extent permitted by applicable laws, regulations and legal procedures, remit all such income after payment of any applicable tax and other expenses required by laws and regulations to TAL Beijing without any compensation therefore. All of the shareholders of Xinxin Xiangrong have made similar undertakings in a letter of undertaking on August 4, 2015. The sole shareholder of Lebai Education has made similar undertakings in the power of attorney described below.

Power of Attorney. Each of the shareholders of Xueersi Education and Xueersi Network has executed an irrevocable power of attorney on August 12, 2009, appointing TAL Beijing, or any person designated by TAL Beijing as their attorney-in-fact to vote on their behalf on all matters of Xueersi Education and Xueersi Network requiring shareholder approval under PRC laws and regulations and the articles of association of Xueersi Education and Xueersi Network. Each of the shareholders of Xinxin Xiangrong has executed an irrevocable power of attorney on August 4, 2015, and the sole shareholder of Lebai Education has executed an irrevocable power of attorney on October 26, 2015, the terms of which are substantially the same as the power of attorney of Xueersi Education and Xueersi Network summarized above. The power of attorney remains effective as long as the relevant person remains a shareholder of the VIE.

The articles of association of each of our VIEs states that the major rights of the shareholders in a shareholders’ meeting include the power to approve the operating strategy and investment plan, elect the members of board of directors and approve their compensation and review and approve the annual budget and earning distribution plan. Therefore, through the irrevocable power of attorney arrangement, TAL Beijing and Lebai Information has the ability to exercise effective control over each of our VIEs respectively through shareholder votes and, through such votes, to also control the composition of the board of directors. In addition, the senior management team of each of our VIEs is the same as that of, or is appointed and controlled by, TAL Beijing and Lebai Information, as applicable. As a result of these contractual rights, we have the power to direct the activities of each of our VIEs that most significantly impact their economic performance.

Spousal consent letter: The spouse of each shareholder, who is a natural person, of our VIEs has entered into a spousal consent letter to acknowledge that she is aware of, and consents to, the execution by her spouse of the call option agreement described above. Each such spouse further agrees that she will not take any actions or raise any claims to interfere with performance by her spouse of the obligations under the above mentioned agreements.

In the opinion of Tian Yuan Law Firm, our PRC counsel:

•	the ownership structures of our Consolidated Affiliated Entities and wholly owned subsidiaries in China are in compliance with existing PRC laws and regulations; and

•	the VIE Contractual Arrangements are valid, binding and enforceable under, and will not result in any violation of, PRC laws or regulations currently in effect.

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

In addition to the VIE Contractual Arrangements, we have entered into a deed of undertaking on June 24, 2013 and a side letter dated July 29, 2013 with Mr. Bangxin Zhang, our Chairman of the Board of Directors and Chief Executive Officer (collectively, the “Deed”). Pursuant to the Deed, Mr. Zhang has irrevocably covenanted and undertaken to us that:

•	as long as Mr. Bangxin Zhang owns shares in our company, whether legally or beneficially, and directly or indirectly (including shares held through Mr. Bangxin Zhang’s personal holding company Bright Unison Limited or any other company, trust, nominee or agent, if any), representing more than 50% of the aggregate voting power of the then total issued and outstanding shares of our company, Mr. Bangxin Zhang will not, directly or indirectly, (i) requisition or call any meeting of our shareholders for the purpose of removing or replacing any of our existing directors or appointing any new director, or (ii) propose any resolution at any of our shareholders meetings to remove or replace any of our existing directors or appoint any new director;

•	should any meeting of our shareholders be called by the board of directors or requisitioned or called by our shareholders for the purpose of removing or replacing any of the directors or appointing any new director, or if any resolution is proposed at any of our shareholder meetings to remove or replace any of the directors or appoint any new director, the maximum number of votes which Mr. Bangxin Zhang will be permitted to exercise shall be equal to the total aggregate number of votes of the then total issued and outstanding shares of our company held by all members of our company, other than shares which are owned, whether legally or beneficially, and directly or indirectly by Mr. Bangxin Zhang, less one vote; and

•	Mr. Bangxin Zhang will not cast any votes he has as a director or shareholder (if applicable) on any resolutions or matters concerning enforcing, amending or otherwise relating to the Deed being considered or voted upon by our board of directors or our shareholders, as the case may be.

In the opinion of Maples and Calder, our Cayman Islands legal counsel, the deed of undertaking constitutes the legal, valid and binding obligations of Mr. Bangxin Zhang, which cannot be unilaterally revoked by Mr. Bangxin Zhang, and is enforceable in accordance with its terms under existing Cayman Islands laws.

TAL Beijing, Beijing Dongfangrenli and its original shareholders entered into a series of contractual arrangements on December 27, 2011. In August 2015, all of the equity interests of Beijing Dongfangrenli were transferred as part of our consideration in a purchase agreement for a long-term investment. Thus TAL Beijing, Beijing Dongfangrenli and its original shareholders entered into a VIE Termination Agreement in July 2015. TAL Beijing approved to sign the VIE Termination Agreement by a written resolution. The pledges of the equity interests in Beijing Dongfangrenli were deregistered with the relevant local branch of the SAIC on August 3, 2015. As a result, the ownership structure of Beijing Dongfangrenli and TAL Beijing have been legally terminated.

D.	Property, Plants and Equipment

Facilities

Our headquarters are located in Beijing, China. As of February 29, 2016, we leased approximately 165,400 square meters in Beijing, consisting of approximately 134,300 square meters of learning center and service center space and approximately 31,100 square meters of office space. As of February 29, 2016, we owned 7,582 square meters of office space in Beijing, which we purchased in July 2011 for a total cash consideration (including related taxes) of approximately $62.5 million, and the renovation of which was completed in January 2013.

In addition to our learning center and service center space and office space leased in Beijing, as of February 29, 2016, we leased an aggregate of approximately 356,400 square meters of learning center and service center space and an aggregate of approximately 22,300 square meters of office space in 24 other cities throughout China.

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

Overview

Our extensive network of learning centers and service centers has increased from 274 and 251, respectively, in the fiscal year ended February 28, 2014, to 363 and 292, respectively, in the fiscal year ended February 29, 2016. Our student enrollments increased from approximately 1,073,950 in the fiscal year ended February 28, 2014 to approximately 2,309,830 in the fiscal year ended February 29, 2016, representing a CAGR of 46.7%.

We have experienced significant growth in our business in recent years. Our total net revenues increased from $313.9 million in the fiscal year ended February 28, 2014 to $619.9 million in the fiscal year ended February 29, 2016, representing a CAGR of 40.5%. Our net income increased from $60.6 million in the fiscal year ended February 28, 2014 to $102.9 million in the fiscal year ended February 29, 2016, representing a CAGR of 30.3%.

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

Our results of operations are also affected by the education system or policies relating to the after-school tutoring service market in China. Due to PRC legal restrictions on foreign ownership and investment in education businesses in China, aside from our personalized premium tutoring services in Beijing conducted by our PRC subsidiaries, Huanqiu Zhikang and Zhixuesi Beijing, substantially all of our education business in China is conducted through the VIE Contractual Arrangements. We do not have equity interests in our VIEs. However, as a result of the VIE Contractual Arrangements, we are the primary beneficiary of these entities and treat them as our variable interest entities under U.S. GAAP. In the opinion of Tian Yuan Law Firm, our PRC counsel, (i) the ownership structures of our Consolidated Affiliated Entities and wholly owned subsidiaries in China are in compliance with existing PRC laws and regulations, and (ii) the VIE Contractual Arrangements are valid, binding and enforceable under, and will not result in any violation of, PRC laws or regulations currently in effect. We have been advised by our PRC counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. See “Item 3.D.—Key Information—Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the agreements that establish the structure for operating our business in China are not in compliance with applicable PRC laws and regulations, we could be subject to severe penalties” and “Item 3.D.—Key Information—Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

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

In recent years, we have opened new learning centers to further penetrate our existing markets and enter new markets. The number of our learning centers grew from 274 in 16 cities as of February 28, 2014, to 363 in 25 cities as of February 29, 2016. We plan to open additional learning centers in these existing cities and explore opportunities to open learning centers in other targeted geographic markets in China in order to continue to attract new student enrollments.

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

Pricing

Our results of operations are also affected by the pricing for our tutoring services. We generally charge students based on the hourly rates of our courses and the total number of hours for all the courses taken by each student. We determine hourly rates for our courses primarily based on the demand for our courses, cost of our services, the geographic markets where the courses are offered, and the fees charged by our competitors for the same or similar courses. During the fiscal years ended February 28/29, 2014, 2015 and 2016, we increased hourly rates or number of hours per course for a portion of our small-class offerings.

Costs and Expenses

Our ability to maintain and increase profitability also depends on our ability to effectively control our costs and expenses. A significant component of our cost of revenues is compensation to our teachers. We offer competitive remunerations to our teachers in order to attract and retain top teaching talent. Fees and performance-linked bonuses to our teachers accounted for approximately 21.2%, 20.8% and 23.6% of our net revenues for the fiscal years ended February 28/29, 2014, 2015 and 2016, respectively. Another important component of our cost of revenues is rental expenses for our learning and service centers, which accounted for approximately 14.1%, 13.9% and 13.6% of our net revenues for the fiscal years ended February 28/29, 2014, 2015 and 2016, respectively. For the fiscal years ended February 28/29, 2014, 2015 and 2016, we incurred share-based compensation expenses representing approximately 2.7%, 4.2% and 4.2%, respectively, of our net revenues, and we expect to continue to incur share-based compensation expenses in the future.

Our cost of revenues as a percentage of our total net revenues was 48.3%, 46.8% and 49.0% for the fiscal years ended February 28/29, 2014, 2015 and 2016, respectively. The increase in our cost of revenues as a percentage of our total net revenues from fiscal year 2015 to fiscal year 2016 was largely a result of the increase in teacher fees and performance-linked bonuses.

Our operating expenses include two key components, selling and marketing expenses and general and administrative expenses. Our total operating expenses as a percentage of our total net revenues was 33.8%, 37.8% and 37.8% for the fiscal years ended February 28/29, 2014, 2015 and 2016, respectively. Relative to the growth of our net revenues, the increase of our selling and marketing expenses and general and administrative expenses was flat from the fiscal year ended February 28, 2015, but still higher than the fiscal year ended February 28, 2014. The absolute value of our selling and marketing expenses and our general and administrative expenses each grew over this time period. Our selling and marketing expenses grew primarily due to an increase in the number of our sales and marketing personnel and their respective salaries to support a greater number of program and service offerings. Our general and administrative expenses grew primarily due to increases in the number of our general and administrative personnel, in particular personnel supporting our online education initiatives and other new programs and service offerings. An increase in the average salaries and benefits provided to our general and administrative staff, an increase in fees paid to our professional advisors and service providers, share-based compensation, and related office expenses. The growth of our selling and marketing expenses and our general administrative expenses has also been a result of the expansion of our learning centers and service centers capacity over the past few years. Going forward, we expect that our total costs and expenses will continue to increase due to the expansion of our services and operations, including our online education initiatives and other new programs and service offerings, as well as costs and ongoing expenses associated with being a public company; however, such increase is likely to be partially offset by our increasing economies of scale and improved operating efficiency.

Key Components of Results of Operations

Net Revenues

In the fiscal years ended February 28/29, 2014, 2015 and 2016, we generated total net revenues of $313.9 million, $434.0 million and $619.9 million, respectively. We derive substantially all of our revenues from tutoring services, including small-class offerings and personalized premium services. Revenues generated from our online course offerings through www.xueersi.com contributed 3.0%, 3.6% and 4.0% of our total net revenues in the fiscal years ended February 28/29, 2014, 2015 and 2016, respectively. Our revenues are presented net of business tax.

We generally collect course fees in advance, which we initially record as deferred revenues. We recognize course fees as revenues proportionately as the tutoring courses are delivered. We had deferred revenues in the amounts of $132.4 million, $177.6 million and $289.3 million, as of February 28/29, 2014, 2015 and 2016, respectively.

Cost of Revenues and Operating Expenses

The following table sets forth, for the periods indicated, our cost of revenues and operating expenses, in absolute amounts and as percentages of the total net revenues:

	For the Years Ended February 28/29,
	2014		2015		2016
	$	%	$	%	$	%
	(in thousands of $, except percentages)
Net revenues	$313,895	100.0%	$433,970	100.0%	$619,949	100.0%
Total cost of revenues(1)	(151,543)	(48.3)%	(203,074)	(46.8)%	(303,635)	(49.0)%
Operating expenses:
Selling and marketing(2)	(35,761)	(11.4)%	(53,882)	(12.4)%	(73,568)	(11.9)%
General and administrative(3)	(70,300)	(22.4)%	(110,230)	(25.4)%	(161,022)	(26.0)%
Total operating expenses	$(106,061)	(33.8)%	$(164,112)	(37.8)%	$(234,590)	(37.8)%

(1)	Includes share-based compensation expenses of $47.9 thousand, $47.8 thousand and $42.7 thousand for the fiscal years ended February 28/29, 2014, 2015 and 2016, respectively.

(2)	Includes share-based compensation expenses of $1.2 million, $2.1 million and $2.5 million for the fiscal years ended February 28/29, 2014, 2015 and 2016, respectively.

(3)	Includes share-based compensation expenses of $7.1 million, $16.3 million and $23.3 million for the fiscal years ended February 28/29, 2014, 2015 and 2016, respectively.

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

Our selling and marketing expenses primarily consist of compensation to our personnel involved in sales and marketing expenses relating to our marketing and branding promotion activities, rental and utilities expenses relating to selling and marketing functions and, to a lesser extent, depreciation and amortization of property and equipment used in our selling and marketing activities. Our selling and marketing expenses as a percentage of net revenues was 11.4%, 12.4% and 11.9% for the fiscal years ended February 28/29, 2014, 2015 and 2016, respectively. Our selling and marketing expenses remained relatively stable as a percentage of net revenues as we increased the number of and salaries for our sales and marketing personnel to support a greater number of program and service offerings while on the other hand controlling our budget and maintaining economies of scale.

Our general and administrative expenses primarily consist of compensation paid to our management and administrative personnel, costs of third-party professional services, rental and utilities expenses relating to office and administrative functions, and, to a lesser extent, depreciation and amortization of property and equipment used in our administrative activities. Our general and administrative expenses as a percentage of our total net revenues was 22.4%, 25.4% and 26.0% for the fiscal years ended February 28/29, 2014, 2015 and 2016, respectively. We expect that our general and administrative expenses will continue to increase in the near term as we hire additional personnel and incur additional expenses in connection with the expansion of our business operations, in particular in connection with our online education initiatives and other new programs and service offerings, enhancing our internal controls, establish our internal management system and providing share-based compensation to our employees, and other expenses associated with our having become a publicly traded company.

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income, corporate or capital gains tax, and the Cayman Islands currently have no form of estate duty, inheritance tax or gift tax. In addition, payments of dividends and capital in respect of our shares are not subject to taxation in the Cayman Islands and no withholding will be required in the Cayman Islands on the payment of any dividend or capital to any holder of our shares, nor will gains derived from the disposal of our shares be subject to Cayman Islands income or corporation tax.

Hong Kong

Each of our Hong Kong subsidiaries, namely TAL Hong Kong, Yidu Technology Group Limited and Firstleap Education (HK) Limited, is subject to Hong Kong profits tax on its activities conducted in Hong Kong. No provision for Hong Kong profits tax has been made in our consolidated financial statements, as TAL Hong Kong. Yidu Technology Group Limited and Firstleap Education (HK) Limited have no assessable income for the fiscal years ended February 28/29, 2014, 2015 and 2016.

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

From January 1, 2011, Xueersi Education was eligible for retention of High and New Technology Enterprise status and was therefore entitled to a preferential tax rate of 15% until the end of calendar year 2013. From January 1, 2014, Xueersi Education was again eligible for retention of High and New Technology Enterprise status and is therefore entitled to a preferential tax rate of 15% until the end of calendar year 2016. Our wholly owned subsidiary, TAL Beijing, was qualified as a Newly Established Software Enterprise under the EIT Law and therefore entitled to a two-year exemption from the enterprise income tax from calendar year 2009 to 2010 and a further tax reduction to 50% of the applicable rate from calendar year 2011 to 2013. Moreover, TAL Beijing was qualified as a High and New Technology from January 1, 2014, and is therefore entitled to a preferential tax rate of 15% from calendar year 2014 to 2016. Our wholly owned subsidiary, Yidu Huida, was qualified as a Newly Established Software Enterprise under the EIT Law, and was therefore entitled to a two-year exemption from the enterprise income tax from calendar year 2011 to 2012 and enjoys a further tax reduction to 50% of the applicable rate from calendar year 2013 to 2015. Moreover, Yidu Huida was qualified as a High and New Technology Enterprise from January 1, 2015, and is therefore entitled to a preferential tax rate of 15% from calendar year 2015 to 2017. Our wholly owned subsidiary Beijing Xintang Sichuang was also qualified as a Newly Established Software Enterprise under the EIT Law and was therefore entitled to a two-year exemption from the enterprise income tax from calendar year 2013 to 2014 and enjoys a further reduction to a tax rate of 12.5% from calendar year 2015 to 2017.

Preferential tax treatments granted to our Consolidated Affiliated Entities in China by local governmental authorities are subject to review and may be adjusted or revoked at any time. The software enterprises which enjoy preferential tax treatments shall also provide filing documents with respect to preferential tax treatments to the relevant tax authority when filing annual enterprise income tax returns for the settlement of tax payments. The discontinuation of any preferential tax treatments currently available to us, will cause our effective tax rate to increase, which could have a material adverse effect on our results of operations.

As a Cayman Islands holding company, we may receive dividends from our PRC operating subsidiaries through TAL Hong Kong. The EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. According to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion, dividends paid to shareholders residing in Hong Kong are subject to a reduced 5% rate of tax withholding provided the Hong Kong residents’ equity interests in the mainland dividend issuer is above 25%. However, the SAT promulgated SAT Circular 601 on October 27, 2009, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under PRC tax treaties and tax arrangements. According to SAT Circular 601, a beneficial owner generally must engage in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. A conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. Although we may use our Hong Kong subsidiaries as a platform to expand our business in the future, our Hong Kong subsidiaries currently do not engage in any substantive business activities and thus it is possible that our Hong Kong subsidiaries may not be regarded as “beneficial owners” for the purposes of SAT Circular 601 and the dividends they receive from our PRC subsidiaries would be subject to withholding tax at a rate of 10%. In addition, our Hong Kong subsidiaries may be considered PRC resident enterprises for enterprise income tax purposes if the relevant PRC tax authorities determine that our Hong Kong subsidiaries’ “de facto management bodies” are within China, in which case dividends received by them from our PRC subsidiaries would be exempt from PRC withholding tax because such income is exempted under the EIT Law for a PRC resident enterprise recipient. As there remain uncertainties regarding the interpretation and implementation of the EIT Law and its implementation rules, it is uncertain whether, if we are deemed a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders would be subject to any PRC withholding tax. For a detailed discussion of PRC tax issues related to resident enterprise status, see “Item 3.D.—Key Information—Risk Factors—Risks Related to Doing Business in China—Under the EIT Law, we may be classified as a PRC “resident enterprise”. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

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

Consolidation of our VIEs

We, through TAL Beijing and Lebai Information, our wholly owned foreign enterprise, have executed the VIE Contractual Arrangements. See “Item 4.C.—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities.” The VIE Contractual Arrangements do not provide TAL Beijing or Lebai Information with an equity interest, in legal form, in the respective VIEs, however. As we hold no legal form of equity ownership in the VIEs, we applied the variable interest entity consolidation model as set forth in Accounting Standards Codification 810, Consolidation, (“ASC 810”) instead of the voting interest model of consolidation.

By design, the VIE Contractual Arrangements provide TAL Beijing and Lebai Information with a right to receive benefits equal to substantially all of the net income of the respective VIEs, and thus under ASC 810 the interests held by TAL Beijing and Lebai Information under the VIE Contractual Arrangements are considered variable interests. Subsequent to identifying any variable interests, any party holding such variable interests must determine if the entity in which the interest is held is a variable interest entity and subsequently which reporting entity is the primary beneficiary of, and should therefore consolidate, the variable interest entity. Among other reasons, an entity is considered a variable interest entity if the holders of the equity investment at risk in the entity, as a group, lack any one of the following characteristics of a controlling financial interest:

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

As a result of the VIE Contractual Arrangements, the nominee shareholders of the VIEs lack the characteristics of a controlling financial interest in the VIEs and therefore the VIEs are considered to be variable interest entities under ASC 810. The VIE Contractual Arrangements, by design, provide TAL Beijing and Lebai Information with the power to direct the activities that most significantly impact the economic performance of the respective VIEs and the right to receive substantially all the benefits of the VIEs, which causes TAL Beijing and Lebai Information to be the primary beneficiaries of the respective VIEs, and accordingly TAL Beijing and Lebai Information consolidates their operations.

Determining whether TAL Beijing and Lebai Information are the primary beneficiaries require a careful evaluation of the facts and circumstances, including whether the VIE Contractual Arrangements are substantive under the applicable legal and financial reporting frameworks, i.e. PRC law and U.S. GAAP. We continually review our corporate governance arrangements to ensure that the VIE Contractual Arrangements are indeed substantive.

We have determined that the VIE Contractual Arrangements are in fact valid and legally enforceable. Such arrangements were entered into in order to comply with the underlying legal and/or regulatory restrictions that govern the ownership of a direct equity interest in the VIEs. In the opinion of our PRC counsel, Tian Yuan Law Firm, the contracts are legally enforceable under PRC law. See “Item 4.C.—Information on the Company—Organizational Structure—VIE Contractual Arrangements.”

We have considered the existence of related party relationships, e.g. ownership of an equity interest in TAL Education Group and the VIEs, and the effect that might have on the enforceability of the VIE Contractual Arrangements and in turn whether the VIE Contractual Arrangements are substantive. We believe there are no barriers to exercise our rights under the contracts and therefore they are substantive and appropriately considered in our consolidation analysis in accordance with ASC 810. In assessing the shareholdings of certain individual parties in TAL Education Group and in the VIEs, specifically Mr. Bangxin Zhang, we acknowledge that from November 23, 2011, Mr. Bangxin Zhang, a majority nominee shareholder in the VIEs, also held a majority voting interest in TAL Education Group, which resulted from certain shareholders converting their Class B common shares with ten votes per share to Class A common shares with one vote per share. Therefore, we have reassessed the consolidation of the VIEs.

Although the VIE Contractual Arrangements between TAL Beijing and its VIEs were designed to provide TAL Beijing with the characteristics of a controlling financial interest regardless of the respective shareholdings of Mr. Bangxin Zhang, during the period between November 23, 2011 and June 24, 2013, Mr. Bangxin Zhang’s majority voting interest in us, when combined with his status as a majority nominee shareholder in the VIEs, could have constrained our ability to exercise the rights under the VIE Contractual Arrangements. This is due to the fact that Mr. Bangxin Zhang’s majority voting interest in TAL Education Group provided him with the legal ability to control the composition of a majority of the board of directors and therefore may have provided him with the legal ability to affect whether or not we could exercise the rights contained in the VIE Contractual Arrangements. Mr. Bangxin Zhang did not exercise this power at any time during the period in which he held a majority voting interest in TAL Education Group and during such period, in fact, there was no change in the composition of the board of directors or in our day-to-day operations.

On June 24, 2013 and July 29, 2013, our company and Mr. Bangxin Zhang executed the Deed. Pursuant to the terms of the Deed, as long as Mr. Bangxin Zhang owns a majority voting interest, whether legally or beneficially, and directly or indirectly, in our company, (1) Mr. Bangxin Zhang cannot requisition or call a meeting of our shareholders or propose a shareholders resolution to appoint or remove a director, (2) if shareholders are asked to appoint or remove a director, the maximum number of votes which Mr. Bangxin Zhang will be permitted to exercise in connection with such shareholder approval is equal to the total aggregate number of votes of the then total issued and outstanding shares of our company held by all members of our company, other than shares which are owned, whether legally or beneficially, and directly or indirectly by Mr. Bangxin Zhang, less one vote and (3) if shareholders or our board of directors are asked to consider or approve any matter related to the Deed, Mr. Bangxin Zhang cannot exercise his voting power.

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

Revenue recognition

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured. Revenue is reported net of business tax.

We derive substantially all of our revenues from tutoring services, including small-class offerings (including Xueersi Peiyou, Mobby courses and Firstleap small-class), personalized premium services and online courses. Tuition revenue is generally collected in advance and is initially recorded as deferred revenue. Tuition revenue is then recognized proportionately as the tutoring classes are delivered.

Generally, for Xueersi Peiyou small class courses consisting of more than seven classes per course, we offer refunds for any remaining classes to students who decide to withdraw from a course, provided the course is less than two-thirds completed at the time of withdrawal. The refund is equal to and limited to the amount related to the undelivered classes. After two-thirds of a Xueersi Peiyou small class course is delivered, no refund will be provided. For Xueersi Peiyou small class courses with less than seven classes, no refund will be provided after the commencement of the courses. In a few cities, we offer refunds equal to and limited to the amount related to all the undelivered classes regardless of the length of the courses.

For Mobby courses, we offer refunds of 60% of courses fees received to students that withdraw from a course, provided the course is less than one-third completed at the time of withdrawal. After one-third of the course is completed, no refund will be provided. For Firstleap, we offer refunds of 50% of courses fees received to students that withdraw from a course, provided the course is less than one-third completed at the time of withdrawal. After one-third of the course is completed but less than half of the courses completed at the time of withdrawal, one-third of the courses fees could be refunded. After half of the course is completed, no refund will be provided. For personalized premium services, a student can withdraw at any time and receive a refund equal to and limited to the amount related to the undelivered classes. The refund is recorded as a reduction of the related deferred revenue and has no impact on the recognized revenue. Historically, we have not experienced material refunds on the recognized revenue, and as such, no accrual for estimated refunds is deemed necessary.

We send out coupons to attract both existing and prospective students to enroll in our courses. The coupon has fixed dollar amounts and can only be used against future courses. The coupon is accounted for as a reduction of revenue when the relevant revenue is recognized in the consolidated statements of operations.

We have a sales incentive plan effective from September 1, 2013 for after-school one-on-one tutoring services. Under the sales incentive plan, students can get certain number of free classes in the future based on the amounts of tuition fees they deposit and consume. Revenue is recognized proportionately as the tutoring sessions are delivered by applying the related discount rates based on the deposited amounts. If there are any changes in the discount rates due to additional tuition fee payment or tuition fee refund, changes in revenue are recognized using a cumulative catch-up method.

Students enroll for online courses through www.xueersi.com by the use of prepaid study cards or payment to our online accounts. The proceeds collected are initially recorded as deferred revenue. For live class, revenues are recognized proportionately as the tutoring sessions are delivered. For pre-recorded course content, revenues are recognized on a straight line basis over the subscription period from the date in which the students activate the courses to the date in which the subscribed courses end. Refunds are provided to the students who decide to withdraw from the subscribed courses within the course offer period, which generally ranges from five to fifteen months, and a proportional refund is based on the percentage of untaken courses to the total courses offered. Historically, we have not experienced material refunds on the recognized revenue, and as such, no accrual for estimated refunds is deemed necessary.

We sell educational materials to students at our service centers. Also, we have several online platforms through which they provide online advertising services. Revenue is recognized after a contract is signed, the price is fixed or determinable, educational materials or advertising services are delivered and collection of the receivables is reasonably assured.

Business combinations

Business combinations are recorded using the acquisition method of accounting. The assets acquired, the liabilities assumed, and any noncontrolling interests of the acquiree at the acquisition date, if any, are measured at their fair values as of the acquisition date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interest of the acquiree and fair value of previously held equity interest in the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as at the date of acquisition.

Where the consideration in an acquisition includes contingent consideration the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability it is subsequently carried at fair value with changes in fair value reflected in earnings.

In a business combination achieved in stages, we remeasure the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the remeasurement gain or loss, if any, is recognized in the consolidated statements of operations.

Goodwill and impairment of Long-lived assets

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheets as goodwill. Goodwill is not amortized, but tested for impairment annually or more frequently if event and circumstances indicate that it might be impaired.

ASC 350-20 permits us to first assess qualitative factors to determine whether it is "more likely than not" that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. Absent from any impairment indicators, we perform our annual impairment test on the last day of each fiscal year.

We do not choose to perform the assessment of qualitative factors for goodwill impairment and performed its annual impairment test using a two-step approach. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liabilities representing the implied fair value of goodwill.

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets.

Long-term investments

Our long-term investments consist of cost method investments, equity method investments, available-for-sale investments and fair value option investments.

Cost method investments

For investee companies over which we neither have significant influence nor control through investment in common shares or in-substance common shares and which do not have readily determinable fair value, We account for the investments in cost method, under which we carry the investments at cost and recognize as income for any dividend received from distribution of the investee’s earnings.

We review our cost method investments for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. We consider available quantitative and qualitative evidence in evaluating potential impairment of its cost method investments. An impairment charge is recorded if the cost of an investment exceeds its fair value and such excess is determined to be other-than temporary.

Equity method investments

Investee companies over which we have the ability to exercise significant influence, but does not have a controlling interest through investment in common shares or in-substance common shares, are accounted for using the equity method. Significant influence is generally considered to exist when we have an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate. For certain investments in limited partnerships, where we hold less than a 20% equity or voting interest, we may also have significant influence.

Under the equity method, we initially records its investment at cost and subsequently recognizes our proportionate share of each equity investee’s net income or loss after the date of investment into earnings and accordingly adjusts the carrying amount of the investment. If financial statements of an investee cannot be made available within a reasonable period of time, we record our share of the net income or loss of an investee on a quarter lag basis in accordance with ASC 323-10-35-6.

We review our equity method investments for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. We consider available quantitative and qualitative evidence in evaluating potential impairment of its equity method investments. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

Available-for-sale investments

For investments in investees' preferred shares which are determined to be debt securities, we account for them as available-for-sale investments when they are not classified as either trading or held-to-maturity investments. Available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income as a component of shareholders’ equity. Realized gains and losses and provision for decline in value judged to be other than temporary, if any, are recognized in the consolidated statements of operations.

Fair value option investments

We elected the fair value option to account for certain investments whereby the change in fair value is recognized in the consolidated statements of operations.

Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets, including evaluating uncertainties in the application of accounting principles and complex tax laws.

We account for income taxes using the asset and liability approach. Under this method, deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net of operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws and regulations applicable to the Group as enacted by the relevant tax authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities.

We account for uncertain tax positions by reporting a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Tax benefits are recognized from uncertain tax positions when we believe that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. We recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Uncertainties exist with respect to how the EIT Law applies to our overall operations, and more specifically, with regard to our tax residency status. The EIT Law includes a provision specifying that legal entities organized outside China will be considered residents for PRC income tax purposes if their “de facto management bodies” are within China. The Implementation Rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside China should be treated as residents under the EIT Law. In addition, we are not aware of any offshore holding companies with a similar corporate structure as our company’s ever having been deemed to be PRC “resident enterprises” by the PRC tax authorities. Therefore, we believe that none of TAL Education Group, TAL Hong Kong, Yidu Technology Group, Yidu Technology Group Limited, Firstleap Education and Firstleap Education (HK) Limited should be treated as a “resident enterprise” for PRC tax purposes. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities, there are uncertainties and risks associated with this issue. See “Item 3.D.—Key Information—Risk Factors—Risks Related to Doing Business in China—Under the EIT Law, we may be classified as a PRC “resident enterprise”. Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

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

As of April 30, 2016, 14,389,068 non-vested restricted Class A common shares and 1,172,546 share options to purchase 1,172,546 Class A common shares under our share incentive plan previously granted to our employees, directors and consultants are outstanding. We had share-based compensation expenses of $8.3 million, $18.4 million and $25.8 million for the fiscal years ended February 28/29, 2014, 2015 and 2016, respectively. As of February 29, 2016, the unrecognized compensation expenses related to the non-vested restricted shares and share options amounted to $187.0 million, which will be recognized over a weighted-average period of 4.0 years.

We recognize share-based compensation expenses based on the fair value of equity awards on the date of the grant, using a straight-line method, net of estimated forfeitures, over the requisite service periods of the awards, which are generally the vesting periods.

For non-vested restricted shares granted after our initial public offering, the fair value of our ordinary shares on the grant date is determined by the closing quoted market price.

For share options, we use the Black-Scholes valuation model to determine the estimated fair value. The volatility assumption was estimated based on historical volatility of the Company’s share price.

The estimate of forfeitures is based on historical turnover rate and will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will impact the amount of share-based compensation expense to be recognized in future periods.

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

	For the Years Ended February 28/29,
	2014		2015		2016
	$	%	$	%	$	%
	(in thousands of $, except percentages)
Net revenues	$313,895	100.0%	$433,970	100.0%	$619,949	100.0%
Cost of revenues(1)	(151,543)	(48.3)	(203,074)	(46.8)	(303,635)	(49.0)
Gross profit	162,352	51.7	230,896	53.2	316,314	51.0
Operating expenses
Selling and marketing(2)	(35,761)	(11.4)	(53,882)	(12.4)	(73,568)	(11.9)
General and administrative(3)	(70,300)	(22.4)	(110,230)	(25.4)	(161,022)	(26.0)
Total operating expenses	(106,061)	(33.8)	(164,112)	(37.8)	(234,590)	(37.8)
Government subsidies	1,105	0.4	464	0.1	3,327	0.5
Income from operations	57,396	18.3	67,248	15.5	85,051	13.7
Interest income	9,438	3.0	16,614	3.8	17,733	2.9
Interest expense	—	—	(5,811)	(1.3)	(7,499)	(1.2)
Other income/(expenses)	399	0.1	(2,010)	(0.5)	(2,522)	(0.4)
Impairment loss on long-term investments	—	—	—	—	(7,504)	(1.2)
Gain from sales of available-for-sale securities	53	0.0	—	—	—	—
Gain from disposal of components	—	—	—	—	50,377	8.1
Gain on fair value change of long-term investments	—	—	1,202	0.3	1,266	0.2
Income before provision for income tax and loss from equity method investments	67,286	21.4	77,243	17.8	136,902	22.1
Provision for income tax	(6,680)	(2.1)	(9,369)	(2.1)	(33,483)	(5.4)
Loss from equity method investments	—	—	(730)	(0.2)	(663)	(0.1)
Net income	$60,606	19.3%	$67,144	15.5%	$102,756	16.6%

(1)	Includes share-based compensation expenses of $47.9 thousand, $47.8 thousand and $42.7 thousand for the fiscal years ended February 28/29, 2014, 2015 and 2016, respectively.

(2)	Includes share-based compensation expenses of $1.2 million, $2.1 million and $2.5 million for the fiscal years ended February 28/29, 2014, 2015 and 2016, respectively.

(3)	Includes share-based compensation expenses of $7.1 million, $16.3 million and $23.3 million for the fiscal years ended February 28/29, 2014, 2015 and 2016, respectively.

Fiscal Year Ended February 29, 2016 Compared to Fiscal Year Ended February 28, 2015

Net Revenues

Our total net revenues increased by 42.9% to $619.9 million for the fiscal year ended February 29, 2016 from $434.0 million for the fiscal year ended February 28, 2015. The increase was mainly driven by an increase in total student enrollments. Total student enrollments increased by 54.6% to approximately 2,309,830 as of February 29, 2016 from approximately 1,494,430 as of February 28, 2015. The increase in total student enrollments resulted primarily from an increase in enrollments in our small-class offerings and online courses. Average selling price decreased to $268 in fiscal year 2016 from $290 in fiscal year 2015. The decrease of average selling price was mainly due to more enrollment contribution from online courses and small-class offerings as well as foreign exchange rate fluctuation, and was partially offset by an increase in the hourly rate of small-class offerings.

Cost of Revenues

Our cost of revenues increased by 49.5% to $303.6 million for the fiscal year ended February 29, 2016 from $203.1 million for the fiscal year ended February 28, 2015. This increase was largely due to the increase in teacher fees and performance-linked bonuses to $146.1 million for the fiscal year ended February 29, 2016 from $90.1 million for the fiscal year ended February 28, 2015, primarily because the number of our full-time teachers increased to 6,594 for the fiscal year ending February 29, 2016 from 4,367 for the fiscal year ended February 28, 2015, and average teacher fees and performance-linked bonuses also increased. The number of contract teachers increased slightly from 1,158 to 1,794 during the same period. Staff costs, which primarily consist of salaries, benefits and performance-linked bonuses for personnel providing educational service support and base salaries and other compensation for full-time teachers, increased to $34.0 million for the fiscal year ended February 29, 2016 from $26.1 million for the fiscal year ended February 28, 2015. This increase was mainly due to an increase in the number of our staff to expand our network and operations by opening new learning centers and service centers and an increase in the average salaries of our existing personnel who provide educational service support. Rental costs for our facilities increased to $84.4 million for the fiscal year ended February 29, 2016 from $60.4 million for the fiscal year ended February 28, 2015, primarily due to the increase in the leased space of learning centers and service centers from approximately 317,000 square meters as of February 28, 2015 to approximately 491,000 square meters as of February 29, 2016. To a lesser extent, the increase in our cost of revenues was due to increases in the costs of course material and teaching appliance, which was primarily a result of the expansion of our learning centers and the continuous improvement in teaching quality. Cost of revenues for the fiscal year ended February 29, 2016 included $42.7 thousand in share-based compensation expenses, as compared to $47.8 thousand for the fiscal year ended February 28, 2015.

Gross Profit

As a result of the foregoing, our gross profit increased by 37.0% to $316.3 million for the fiscal year ended February 29, 2016 from $230.9 million for the fiscal year ended February 28, 2015. Our gross profit margin decreased to 51.0% for the fiscal year ended February 29, 2016 from 53.2% for the fiscal year ended February 28, 2015. Our gross profit margin decreased in the fiscal year ended February 29, 2016 as costs incurred in the expansion of our business and our physical network of learning centers and service centers increased faster than our revenues.

Operating Expenses

Our operating expenses increased by 42.9% to $234.6 million for the fiscal year ended February 29, 2016 from $164.1 million for the fiscal year ended February 28, 2015. This increase primarily resulted from increases in both our selling and marketing expenses and general and administrative expenses.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 36.5% to $73.6 million for the fiscal year ended February 29, 2016 from $53.9 million for the fiscal year ended February 28, 2015. This increase was primarily due to an increase in salaries and benefits for our selling and marketing personnel to $47.2 million for the fiscal year ended February 29, 2016 from $34.1 million for the fiscal year ended February 28, 2015. We increased the number of our sales and marketing personnel and also increased salaries for many of our existing sales and marketing personnel during the fiscal year ended February 29, 2016 to support a greater number of program and service offerings and larger learning center network. Selling and marketing expenses for the fiscal year ended February 29, 2016 also included $2.5 million in share-based compensation expenses, as compared to $2.1 million for the fiscal year ended February 28, 2015.

General and Administrative Expenses. Our general and administrative expenses increased by 46.1% to $161.0 million for the fiscal year ended February 29, 2016 from $110.2 million for the fiscal year ended February 28, 2015. This increase was primarily due to an increase in compensation for our general and administrative personnel to $78.7 million for the fiscal year ended February 29, 2016 from $54.5 million for the fiscal year ended February 28, 2015. This increase was primarily due to an increase in the number of general and administrative staff and average salaries and benefits provided to them, in particular personnel supporting our online education initiatives and other new programs and service offerings, an increase in the headcount of our full-time teachers who are also engaged in content development and teacher training in addition to their class hour commitments, as well as the expansion of our office spaces as we increased the scale of our business. General and administrative expenses for the fiscal year ended February 29, 2016 included $23.3 million in share-based compensation expenses, as compared to $16.3 million for the fiscal year ended February 28, 2015.

Interest Income

We had interest income of $17.7 million for the fiscal year ended February 29, 2016, compared to $16.6 million for the fiscal year ended February 28, 2015. Our interest income in both fiscal years consisted primarily of interest earned on our cash and cash equivalents deposited in commercial banks.

Government Subsidies

We received government subsidies related to government sponsored projects and recorded such government subsidies as a liability when such government subsidies were received and recorded it as other operating income when there was no further performance obligation. We received government subsidies of $3.3 million for the fiscal year ended February 29, 2016, compared to $0.4 million for the fiscal year ended February 28, 2015. We recorded $0.5 million and $3.3 million government subsidies as other operating income for the fiscal years ended February 28/29, 2015 and 2016, respectively.

Other Expenses

We incurred other expenses of $2.5 million for the fiscal year ended February 29, 2016, compared to $2.0 million for the fiscal year ended February 28, 2015. The increase was mainly due to an increase in exchange losses arising from the more significant depreciation of RMB against U.S. dollar in fiscal year 2016, partially offset by a gain from transfer of a nonfinancial asset and a gain on re-measurement of fair value of a noncontrolling equity investment in connection with a business acquisition. As we had been holding a significant portion of our cash balance denominated in RMB and reported in US dollars, until the majority of the cash balance in RMB were converted into U.S. dollar in the fourth quarter of fiscal year 2016, we had been benefiting from exchange gains in times of relative strength of the RMB and incurring exchange losses in times of relative strength of the U.S. dollar.

Impairment loss on long-term investments

We incurred $7.5 million of impairment loss on long-term investments in fiscal year 2016, because there were other-than-temporary declines in the value of long-term investments in several investees, primarily due to significant deteriorations in their operations, earnings performance and abilities to continue as a going concern.

Gain from disposal of components

We had $50.4 million of gain from disposal of components in fiscal year 2016, which was mainly derived from a transaction in which we transferred our one-on-one business component in Guangzhou in exchange for noncontrolling equity interest in a third party. We accrued $12.6 million of income tax expenses in connection with the gain from disposal of components by applying applicable EIT rates.

Provision for Income Tax

We had $33.5 million of provision for income tax in fiscal year 2016, compared to $9.4 million in fiscal year 2015. The increase was mainly due to the one-off income tax expense of $12.5 million accrued in connection with the gain from disposal of our one-on-one business component in Guangzhou and an increase of $7.3 million in income tax expense due to the expiration of an EIT exemption period for one of our subsidiaries, Beijing Xintang Sichuang, upon which the subsidiary became subject to an EIT rate of 12.5%.

Net Income

As a result of the foregoing, our net income increased by 53.0% to $102.8 million for the fiscal year ended February 29, 2016 from $67.1 million for the fiscal year ended February 28, 2015.

Fiscal Year Ended February 28, 2015 Compared to Fiscal Year Ended February 28, 2014

Net Revenues

Our total net revenues increased by 38.3% from $313.9 million for the fiscal year ended February 28, 2014 to $434.0 million for the fiscal year ended February 28, 2015. This increase was primarily due to the increase in both the number of total student enrollments and the average selling price per enrollment. Average selling price per enrollment remained stable from $292 for the fiscal year ended February 28, 2014 to $290 for the fiscal year ended February 28, 2015, primarily affected by foreign exchange rate fluctuation, while the increases in hourly rate of small-class offerings were offset by more enrollment contribution from online courses. The number of total student enrollments grew from approximately 1,073,950 as of February 28, 2014 to approximately 1,494,430 as of February 28, 2015, primarily due to an increase in enrollments in our small-class offerings. In addition, revenues from cities other than Beijing and Shanghai grew from $106.9 million, or 34.1% of our total net revenues, for the fiscal year ended February 28, 2014, to $191.5 million, or 44.1% of our total net revenues, for the fiscal year ended February 28, 2015.

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

Inflation

According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index in China for February 2014, 2015 and 2016 were increases of 2.0%, 1.4% and 2.3% respectively. Inflation has had some impact on our operations in recent years, in the form of higher salaries for our teachers and other staff and higher rental payments for certain of the office space and service center and learning center space we lease. We can provide no assurance that we will not continue to be affected in the future by higher rates of inflation in China, or that we will be able to adjust our tuition rates to mitigate the impact of inflation on our results of operations.

Recently Adopted Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board, or FASB, issued a new pronouncement which amends to change the criteria for reporting discontinued operations while enhancing disclosures in this area. It also addresses sources of confusion and inconsistent application related to financial reporting of discontinued operations guidance in U.S. GAAP. Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization’s operations and financial results. Examples include a disposal of a major geographic area, a major line of business, or a major equity method investment. In addition, the new guidance requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations. The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. This disclosure will provide users with information about the ongoing trends in a reporting organization’s results from continuing operations. The amendments are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2014. Early adoption is permitted. We adopted this ASU on March 1, 2015 and the effects of the pronouncement have been reflected in the consolidated financial statements.

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

An entity should apply the amendments in this ASU using one of the following two methods:

1.	Retrospectively to each prior reporting period presented and the entity may elect any of the following practical expedients:

●	For completed contracts, an entity need not restate contracts that begin and end within the same annual reporting period.

●	For completed contracts that have variable consideration, an entity may use the transaction price at the date the contract was completed rather than estimating variable consideration amounts in the comparative reporting periods.

●	For all reporting periods presented before the date of initial application, an entity need not disclose the amount of the transaction price allocated to remaining performance obligations and an explanation of when the entity expects to recognize that amount as revenue.

2.	Retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application. If an entity elects this transition method it also should provide the additional disclosures in reporting periods that include the date of initial application of:

●	The amount by which each financial statement line item is affected in the current reporting period by the application of this ASU as compared to the guidance that was in effect before the change.

●	An explanation of the reasons for significant changes.

We are in the process of evaluating the impact of this pronouncement to its consolidated financial statements.

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

In February 2015, the FASB issued the ASU 2015-02, “Amendments to the Consolidation Analysis”.  The objective of issuing the amendments is to change the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. The amendments are an improvement to current U.S. GAAP because they simplify the Codification and reduce the number of consolidation models through the elimination of the indefinite deferral of Statement 167 and because they place more emphasis on risk of loss when determining a controlling financial interest.  The amendments are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. A reporting entity may apply the amendments in this ASU using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption. A reporting entity also may apply the amendments retrospectively. We plan to apply this standard beginning in fiscal year 2017 and do not expect this guidance to have a material impact on our consolidated financial statements.

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

The amendments are effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. A reporting entity should apply the amendments retrospectively to all periods presented. The retrospective approach requires that an investment for which fair value is measured using the net asset value per share practical expedient be removed from the fair value hierarchy in all periods presented in an entity’s financial statements. Earlier application is permitted. We do not expect the adoption of this pronouncement will have a significant effect on our consolidated financial position or results of operations.

In September 2015, the FASB issued a new pronouncement ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. To simplify the accounting for adjustments made to provisional amounts recognized in a business combination, the amendments eliminate the requirement to retrospectively account for those adjustments. Under this ASU, an acquirer must recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The ASU also requires acquirers to present separately on the face of the income statement, or disclose in the notes, the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. For public business entities, the ASU is effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The ASU must be applied prospectively to adjustments to provisional amounts that occur after the effective date. Early adoption is permitted for financial statements that have not been issued. We do not expect the adoption of this guidance to have a significant effect on our consolidated financial statements.

In November 2015, the FASB issued a new pronouncement ASU 2015-17 which changes how deferred taxes are classified on organizations’ balance sheets. The ASU eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent. The amendments apply to all organizations that present a classified balance sheet. For public companies, the amendments are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. This ASU may be applied prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. We do not expect the adoption of this guidance to have a significant effect on our consolidated financial statements.

In January 2016, the FASB issued a new pronouncement ASU 2016-01 which is intended to improve the recognition and measurement of financial instruments. The ASU affects public and private companies, not-for-profit organizations, and employee benefit plans that hold financial assets or owe financial liabilities.

The new guidance makes targeted improvements to existing U.S. GAAP by:

•	requiring equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income;

•	requiring public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes;

•	requiring separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements;

•	eliminating the requirement to disclose the fair value of financial instruments measured at amortized cost for organizations that are not public business entities;

•	eliminating the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; and

•	requiring a reporting organization to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk (also referred to as “own credit”) when the organization has elected to measure the liability at fair value in accordance with the fair value option for financial instruments.

The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The new guidance permits early adoption of the own credit provision. Adoption of the amendment must be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, except for amendments related to equity instruments that do not have readily determinable fair values which should be applied prospectively. We do not expect the adoption of this guidance to have a significant effect on our consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. We are in the process of evaluating the impact that this guidance will have on our consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-06, Contingent Put and Call Options in Debt Instruments. The amendments apply to all entities that are issuers of or investors in debt instruments (or hybrid financial instruments that are determined to have a debt host) with embedded call (put) options. The Amendments clarify the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts, which is one of the criteria for bifurcating an embedded derivative. An entity performing the assessment under the amendments is required to assess the embedded call (put) options solely in accordance with the four-step decision sequence. Consequently, when a call (put) option is contingently exercisable, an entity does not have to assess whether the event that triggers the ability to exercise a call (put) option is related to interest rates or credit risks. The amendments are an improvement to GAAP because they eliminate diversity in practice in assessing embedded contingent call (put) options in debt instruments. For public companies, the amendments are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. An entity should apply the amendments on a modified retrospective basis to existing debt instruments as of the beginning of the fiscal year for which the amendments are effective. We do not expect the adoption of this pronouncement to have a significant effect on our consolidated financial position or results of operations.

In March 2016, the FASB issued ASU No. 2016-07, Simplifying the Transition to the Equity Method of Accounting. The amendments eliminate the requirement that when an investment qualified for use of the equity method as a result of an increase in the level of ownership interest or degree of influence, an investor must adjust the investment, results of operations, and retained earnings retroactively on a step-by-step basis as if the equity method had been in effect during all previous periods that the investment had been held. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previous held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. Therefore, upon qualifying for the equity method of accounting, no retroactive adjustment of the investment is required. The amendments require that an entity that has an available-for-sale equity security that becomes qualified for the equity method of accounting recognize through earnings the unrealized holding gain or loss in accumulated other comprehensive income at the date the investment becomes qualified for use of the equity method. The amendments are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increase in the level of ownership interest or degree of influence that result in the adoption of the equity method. Earlier application is permitted. We do not expect the adoption of this pronouncement to have a significant effect on our consolidated financial position or results of operations.

In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718). The new guidance simplifies certain aspects related to income taxes, statement of cash flows, and forfeitures when accounting for share-based payment transactions. This new guidance will be effective for the Company for the first reporting period beginning after December 15, 2016, with earlier adoption permitted. Certain of the amendments related to timing of the recognition of tax benefits and tax withholding requirements should be applied using a modified retrospective transition method. Amendments related to the presentation of the statement of cash flows should be applied retrospectively. All other provisions may be applied on a prospective or modified retrospective basis. For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early application will be permitted. We are in the process of evaluating the impacts of the adoption of this ASU.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

In recent years, we have financed our operations and the expansion of our business primarily through cash flows from operations, proceeds from our initial public offering in October 2010 and our offering of convertible senior note in May 2014. As of February 29, 2016, we had $434.0 million in cash and cash equivalents, $17.3 million in bank term deposits and no bank borrowings. Our cash and cash equivalents consist of cash on hand and bank deposits that are placed with banks and other financial institutions and which are either unrestricted as to withdrawal or use, or have remaining maturities of three months or less when purchased.

The following table sets forth a summary of our cash and cash equivalents, bank deposits and restricted cash inside and outside China as of February 29, 2016.

	Cash and cash equivalents in RMB	Cash and cash equivalents in U.S. dollars	Total cash and cash equivalents	Term deposits in RMB	Term deposits in U.S. dollars	Total term deposits	Restricted cash in RMB	Restricted cash in U.S. dollars	Total restricted cash
	(in thousands)
Entities outside China	213	82,845	83,058	—	—	—	—	—	—
VIEs in China	239,200	—	239,200	8,090	—	8,090	4,966	—	4,966
Non-VIEs in China	110,330	1,454	111,784	9,203	—	9,203	—	—	—
Entities inside China	349,530	1,454	350,984	17,293	—	17,293	4,966	—	4,966
Total	349,743	84,299	434,042	17,293	—	17,293	4,966	—	4,966

Although we consolidate the results of our VIEs, our access to our Consolidated Affiliated Entities is only through the VIE Contractual Arrangements. See “Item 4.C.—Information on the Company—Organizational Structure—VIE Contractual Arrangements.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

We believe that our current cash and cash equivalents, term deposits and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs to support our organic growth, including our cash needs for working capital and capital expenditures, for at least the next 12 months. However, we may need additional cash resources in the future if we experience changed business conditions or other developments or if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that our cash requirements exceed our cash and cash equivalents on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity securities could cause dilution to our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. In addition, there can be no assurance that when we need additional cash resources, financing will be available to us on commercially acceptable terms and amount, or at all.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Years Ended February 28/29,
	2014	2015	2016
	(in thousands of $)
Net cash provided by operating activities	$101,558	$147,578	$187,718
Net cash used in investing activities	(17,403)	(145,785)	(215,352)
Net cash provided by financing activities	—	201,838	646
Effect of foreign exchange rate changes	695	(3,405)	(9,127)
Net increase / (decrease) in cash and cash equivalents	84,850	200,226	(36,115)
Cash and cash equivalents at the beginning of the period	185,081	269,931	470,157
Cash and cash equivalents at end of the period	$269,931	$470,157	$434,042

Operating Activities

Net cash provided by operating activities amounted to $187.7 million in the fiscal year ended February 29, 2016, as compared to $147.6 million in the fiscal year ended February 28, 2015. Net cash provided by operating activities in the fiscal year ended February 29, 2016 reflected net income of $102.8 million, adjusted by certain non-cash expenses, mainly including gain from disposal of components of $50.4 million, share-based compensation expenses of $25.8 million, depreciation of property and equipment of $18.2 million, and impairment loss on long-term investments of $7.5 million. Additional major factors affecting operating cash flow in the fiscal year ended February 29, 2016 mainly included an increase in deferred revenues of $66.4 million due to the increased amount of course fees received during the period.

Net cash provided by operating activities amounted to $147.6 million in the fiscal year ended February 28, 2015, as compared to $101.6 million in the fiscal year ended February 28, 2014. Net cash provided by operating activities in the fiscal year ended February 28, 2015 reflected net income of $67.1 million, adjusted by certain non-cash expenses, including share-based compensation expenses of $18.4 million, depreciation of property and equipment of $11.7 million, gain on fair value change of long-term investment of $1.2 million, loss from equity method investment of $0.7 million, and amortization of intangible assets of $0.7 million. Additional major factors affecting operating cash flow in the fiscal year ended February 28, 2015 included an increase in deferred revenues of $45.2 million due to the increased amount of course fees received during the period, an increase in accrued expenses and other current liabilities of $10.3 million, primarily due to an increase in accrued employee salary expenses and welfare benefits; an increase in prepaid expenses and other current assets of $8.3 million, an decrease in income tax receivable of $6.6 million and an increase in rental deposit of $3.7 million.

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

Investing Activities

Net cash used in investing activities amounted to $215.4 million in the fiscal year ended February 29, 2016, as compared to $145.8 million in the fiscal year ended February 28, 2015. Net cash used in investing activities in the fiscal year ended February 29, 2016 primarily related to payments of $140.4 million for business acquisitions and long-term investments and purchase of property and equipment of $35.1 million in connection with the expansion of our learning centers, as well as our network and research and development activities.

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

Financing Activities

Net cash provided by financing activities amounted to $0.6 million in the fiscal year ended February 29, 2016, as compared to $201.8 million in the fiscal year ended February 28, 2015. Net cash provided by financing activities in the fiscal year ended February 29, 2016 was attributable to proceeds from exercise of share options of $0.6 million.

Net cash provided by financing activities amounted to $201.8 million in the fiscal year ended February 28, 2015, as compared to nil in the fiscal year ended February 28, 2014. Net cash provided by financing activities in the fiscal year ended February 28, 2015 was attributable to the proceeds of $224.7 million from the issuance of convertible senior notes, net of issuance costs, and partially offset by the payment of $22.9 million for capped call options.

Net cash used in financing activities amounted to nil in the fiscal year ended February 28, 2014, as compared to net cash used in financing activities in the amount of $41.5 million in the fiscal year ended February 28, 2013.

Holding Company Structure

Overview

We are a holding company with no material operations of our own. Aside from our personalized premium tutoring services in Beijing conducted by our PRC subsidiaries, Huanqiu Zhikang and Zhixuesi Beijing, substantially all of our education business in China is conducted through the VIE Contractual Arrangements. See “Item 4.C.—Information on the Company—Organizational Structure—VIE Contractual Arrangements”. In the fiscal years ended February 28/29, 2014, 2015 and 2016, our Consolidated Affiliated Entities contributed 86.7%, 90.6% and 93.2%, respectively, of our total net revenues, and Huanqiu Zhikang and Zhixuesi Beijing contributed 13.3%, 9.4% and 6.8%, respectively, of our total net revenues.

Conducting most of our operations through the VIE Contractual Arrangements entails a risk that we may lose effective control over our Consolidated Affiliated Entities, which may result in our being unable to consolidate their financial results with our results and may impair our access to their cash flow from operations and thereby reduce our liquidity. See “Item 3.D.—Risk Factors—Risks Related to Our Corporate Structure” for more information, including the risk factors titled “If the PRC government determines that the agreements that establish the structure for operating our business in China are not in compliance with applicable PRC laws and regulations, we could be subject to severe penalties” and “We rely on the VIE Contractual Arrangements for our PRC operations, which may not be as effective in providing operational control as direct ownership.”

Dividend Distributions

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends upon dividends and other distributions paid to us by our PRC subsidiaries. The amount of dividends paid by our PRC subsidiaries to us primarily depends on the service fees paid to our PRC subsidiaries from our Consolidated Affiliated Entities, and, to a lesser degree, our PRC subsidiaries’ retained earnings. In the fiscal years ended February 28/29, 2014, 2015 and 2016, TAL Beijing, Lebai Information and their designated PRC subsidiaries collectively charged $74.1 million, $97.6 million and $151.9 million in service fees, respectively, to our Consolidated Affiliated Entities. The Consolidated Affiliated Entities collectively paid $66.5 million, $99.5 million and $152.7 million in service fees to TAL Beijing, Lebai Information and its designated PRC subsidiaries in the fiscal years ended February 28/29, 2014, 2015 and 2016, respectively. As of fiscal year end February 28/29, 2014, 2015 and 2016, the balance of the amount payable for the fees was $20.6 million, $18.7 million and $17.9 million, respectively.

Under PRC law, each of our PRC subsidiaries and Consolidated Affiliated Entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital and to further set aside a portion of its after-tax profit to fund the reserve fund at the discretion of our board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. In addition, at the end of each fiscal year, each of the private schools our company owns in China is required to allocate a certain amount out of its annual net income, if any, to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. For our 30 private schools which have elected to require reasonable returns, this amount shall be no less than 25% of the annual net income of the school, and for the remaining 17 private schools which have elected not to require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school, if any. Our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

Pursuant to the VIE Contractual Arrangements, the earnings and cash of each of our VIEs (including dividends received from their respective subsidiaries and schools) are used to pay service fees in RMB to TAL Beijing or Lebai Information or its designated affiliates, as applicable, in the manner and amount set forth in the VIE Contractual Arrangements. After paying the applicable withholding taxes, making appropriations for its statutory reserve requirement and retaining any profits from accumulated profits, the remaining net profits of TAL Beijing and its designated affiliates would be available for distribution to TAL Hong Kong, and the remaining net profits of Lebai Information and its designated affiliates would be available for distribution to Firstleap Education (HK) Limited then to Firstleap Education, and from TAL Hong Kong and Firstleap Education to our company. Please see “Item 3.D.—Key Information—Risk Factors—Risks Related to Doing Business in China—Dividends we receive from our operating subsidiaries located in China may be subject to PRC withholding tax.” and “Item 5.A.—Operating Results—Taxation—PRC” for detailed discussions on withholding taxes; and see “Item 4.B.—Business Overview—PRC Regulation—Regulations on Dividend Distribution” for a detailed discussion on statutory reserve requirement. As of February 29, 2016, the net assets of our PRC subsidiaries and Consolidated Affiliated Entities which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate $23.0 million, and the net assets of our PRC subsidiaries and Consolidated Affiliated Entities which were unrestricted and thus available for distribution was in aggregate $362.5 million.

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

Capital Expenditures

For the fiscal years 2014 to 2016, our primary capital expenditures were mainly related to leasehold improvements and purchase of servers, computers, network equipment, and software systems. Our capital expenditures were $10.9 million, $30.7 million and $35.1 million for the fiscal years ended February 28/29, 2014, 2015 and 2016, respectively, representing 3.5%, 7.1% and 5.7% of our total net revenues for such year, respectively. Please see “Item 4.D.—Information on the Company—Property, Plants and Equipment” for more information.

C.	Research and Development, Patents, and Licenses, etc.

Our competitive advantages in the PRC after-school tutoring service market is supported by our up-to-date technology platform, our strong in-house ability in developing curricular and course materials, and a range of our intellectual property rights. In addition, we operate www.jzb.com (formerly www.eduu.com), a leading online education platform in China. The website serves as a gateway to our online courses, primarily offered through our website www.xueersi.com, and other websites dedicated to specific topics and offerings. We also offer select educational content through mobile applications. Our online platform facilitates direct and frequent communications with and among our existing and prospective students, which forms an important part of our efforts to provide a supportive learning environment to our students and support our overall sales and marketing activities. For detailed information about our online course offering, see “Item 4.B.—Information on the Company—Business Overview—Our Tutoring Services—Online Courses.” We have a strong in-house team responsible for developing, updating and improving our curricula and course materials, and substantially all of our education content for our non-English subject areas is developed in-house. See “Item 4.B.—Information on the Company—Business Overview—Our Curricula and Course Materials” for detailed information. Our online platform, course contents and our other intellectual property rights are protected by a combination of PRC laws and regulations that protect trademarks, copyrights, domain names, know-how and trade secrets, as well as confidentiality agreements. For more information about our brands and intellectual property rights, see “Item 4.B. Information on the Company—Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended February 29, 2016 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of February 29, 2016:

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousand $)
Operating lease obligations(1)	$408,267	$94,343	$161,255	$94,000	$58,669
Purchase of property and equipment obligations	2,500	2,500	—	—	—
Acquisitions and investments obligations(2)	1,129	1,129	—	—	—
Other commitment(3)	8,625	5,750	2,875	—	—
Total	$420,521	$103,722	$164,130	$94,000	$58,669

Notes:

(1)	Represents our non-cancelable leases for our offices, learning centers and service centers.

(2)	Represents obligations in connection with several investments and acquisitions as of February 29, 2016.

(3)	Represents interests to be paid for convertible bond issued in May 2014.

G.	Safe Harbor

See “Forward Looking Statements” on page 2 of this annual report.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Bangxin Zhang	35	Chairman of the Board of Directors and Chief Executive Officer
Joseph Kauffman	38	Director
Jane Jie Sun	47	Independent Director
Wei Wang	47	Independent Director
Weiru Chen	45	Independent Director
Rong Luo	34	Chief Financial Officer
Yachao Liu	34	Senior Vice President
Yunfeng Bai	34	Senior Vice President

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

Jane Jie Sun has served as our independent director since October 2010. Ms. Sun has extensive experience in SEC reporting, finance and accounting. She has been the Co-President of Ctrip.com International, Ltd, or Ctrip, a NASDAQ-listed company since March 2015. She has also served as the chief operating officer of Ctrip since May 2012, and as chief financial officer of Ctrip from December 2005 to April 2012. Prior to joining Ctrip, Ms. Sun served as the head of the SEC and External Reporting Division of Applied Materials, Inc., where she worked from 1997 to 2005. Prior to joining Applied Materials, Inc., Ms. Sun worked with KPMG LLP in Silicon Valley, California for five years. Ms. Sun is a member of the American Institute of Certified Public Accountants and a member of the State of California Certified Public Accountants. Ms. Sun received her bachelor’s degree from the Business School of the University of Florida with High Honors. She also attended the undergraduate program at Beijing University Law School from 1987 to 1989.

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

Weiru Chen has served as our independent director since June 2015. Mr. Chen has been associate professor of strategy at China Europe International Business School (“CEIBS”) since July 2011. Prior to joining CEIBS, he served as assistant professor of strategy at INSEAD Business School from 2003 to 2011. Mr. Chen’s research is centered on firms’ technological search behaviors, strategic dynamics, and across-boarder business model transfer. Mr. Chen received a Ph.D in Management from Purdue University in 2003.

Rong Luo has served as our chief financial officer since November 2014 and has been in charge of our strategic investments since February 2015. Mr. Luo has served as an independent director of the Jiangsu Phoenix Pressing Media Co., Ltd, a leading PRC media group listed on Shanghai Stock Exchange since March 2016. Prior to joining us, Mr. Luo was the chief financial officer of eLong Inc, a NASDAQ-listed online travel agency company, from 2013 to 2014. Before that, Mr. Luo was finance senior manager (China) for the Lenovo Group. Prior to Lenovo, Mr. Luo held a number of positions in Beijing and Seattle in the finance function of the Microsoft Corporation, including analyst, manager and senior manager. Mr. Luo holds a double major bachelor’s degree in economics and information management & systems from Peking University, a master’s degree in management science and engineering from Tsinghua University.

Yachao Liu has served as our senior vice president since April 2011 and has been in charge of our Kaoyan business and certain new businesses since February 2015. Dr. Liu was in charge of our strategic investments from November 2014 to January 2015. From February 2013 to October 2014, Dr. Liu was in charge of our online course offerings. From May 2012 to January 2013, Dr. Liu was in charge of our enterprise planning division and information management center in addition to our online course offerings. From April 2011 to April 2012, Dr. Liu was in charge of our teaching and research division, teachers’ training school, information management center and network operation center. From January 2008 to April 2011, Dr. Liu was our vice president and was in charge of our online course offerings. From September 2005 to January 2008, Dr. Liu was director of our middle school division. Dr. Liu received his bachelor’s degree in Mechanics from Peking University in 2003 and Ph.D. from the Institute of Mechanics of the Chinese Academy of Science in 2008.

Yunfeng Bai has served as our senior vice president since April 2011 and has been in charge of our Xueersi Peiyou business. He also took charge of certain of our new businesses since February 2016. From June 2008 to April 2011, Mr. Bai served oversaw our personalized premium services. Mr. Bai founded our high school division in 2005 and was the director of our Beijing operations from June 2006 through May 2008. Mr. Bai received his bachelor’s degree in Engineering Automation from Beijing University of Aeronautics and Astronautics in 2003, attended the CEO class of Guanghua Management School of Peking University between 2008 and 2009 and graduated from the EMBA program of China Europe International Business School in 2012.

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

For the fiscal year ended February 29, 2016, the aggregate cash compensation we paid to our executive officers as a group was approximately $1.4 million. We do not pay our non-executive directors in cash for their services on our board. For the fiscal year ended February 28, 2014, we granted a total of 800,000 non-vested restricted Class A common shares to our executive directors or our executive officers. For the fiscal year ended February 28, 2015, we granted 899,000 non-vested restricted Class A common shares to our executive officers and non-executive directors. For the fiscal year ended February 29, 2016, we granted 219,000 non-vested restricted Class A common shares and 60,000 share options to purchase 60,000 Class A common shares to our executive officers and non-executive directors. For the fiscal year ended February 29, 2016, we recognized a total share-based compensation expense of $3.4 million for our executive officers and non-executive directors. For more information, see “Item 6.B.—Directors, Senior Management and Employees—Compensation—Share Incentive Plan.”

Starting from January 2015, we offer a housing benefit plan to employees who have been employed by us for three years or more and meet certain performance standard. Under this benefit plan, we offer eligible participants interest-free loans for purposes of home purchases. Each loan has a term of four years and must be repaid by equal annual installments.

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

As of April 30, 2016, 14,389,068 non-vested restricted Class A common shares and 1,172,546 share options to purchase 1,172,546 Class A common shares under our share incentive plan previously granted to our employees, directors and consultants are outstanding. The following table summarizes, as of April 30, 2016, the share options and non-vested restricted shares granted and outstanding under our share incentive plan to our directors and executive officers and to other individuals as a group.

Name	Number of Class A Common Shares Underlying Share Options and Class A Restricted Shares		Exercise Price ($/share)	Date of Grant	Date of Expiration
Joseph Kauffman	*	(1)	—	July 26, 2010/October 26, 2014	10 years from the date of the grant
Jane Jie Sun	*	(1)	—	April 8, 2011/ June 13, 2011/ October 26, 2014	10 years from the date of the grant
Wei Wang	*	(1)	—	June 13, 2011/October 26, 2014	10 years from the date of the grant
Weiru Chen	*	(1)	—	June 26, 2015	10 years from the date of the grant
Rong Luo	*	(1)	—	October 26, 2014/April 26, 2015/	10 years from the date of the grant
	*	(2)	$16.095	April 26, 2015	10 years from the date of the grant
Yachao Liu	*	(1)	—	July 26, 2010/October 25, 2013/March 1, 2014	10 years from the date of the grant
Yunfeng Bai	*	(1)	—	July 26 2010/October 25, 2013/March 1, 2014	10 years from the date of the grant
Other individuals as a group	12,926,620	(1)	—	—	10 years from the date of the grant
	1,122,546	(2)	from $14.5 to $22.165	—	10 or 12 years from the date of the grant

*	Less than 1% of the outstanding common shares.

(1)	Non-vested restricted shares.

(2)	Share options.

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

Amendment and Termination of the Plan. With the approval of our board, our plan administrator may, at any time and from time to time, amend, modify or terminate the plan, provided, however, that no such amendment shall be made without the approval of our shareholders to the extent such approval is required by applicable laws, or in the event that such amendment increases the number of shares available under our plan, permits our plan administrator to extend the term of our plan or the exercise period for an option beyond ten years from the date of grant, or results in a material increase in benefits or a change in eligibility requirements, unless we decides to follow home country practice.

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

Audit Committee. Our audit committee consists of Ms. Jane Jie Sun, Mr. Weiru Chen and Mr. Wei Wang. Ms. Sun, Mr. Chen and Mr. Wang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. Ms. Sun is the chair of our audit committee. Our board of directors has determined that Ms. Sun is an audit committee financial expert as defined in the instructions to Item 16A of Form 20-F. Each of Mr. Chen and Mr. Wang are financially literate. The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the independent auditor’s qualifications and independence and (iv) the performance of our internal audit function and independent auditor. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Weiru Chen, Mr. Wei Wang and Ms. Jane Jie Sun. Mr. Chen, Mr. Wang and Ms. Sun satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Mr. Chen is the chair of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Wei Wang, Mr. Weiru Chen and Ms. Jane Jie Sun. Mr. Wang, Mr. Chen and Ms. Sun satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Mr. Wang is the chair of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

We had 6,375, 8,254 and 12,115 full-time employees as of February 28/29, 2014, 2015 and 2016, respectively. Of our total number of full-time employees as of February 29, 2016, 5,459 were located in Beijing, 899 were located in Shanghai and 5,757 were located in other places in China.

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

The following table sets forth information with respect to the beneficial ownership of our common shares (including shares represented by our ADSs), as of April 30, 2016, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our common shares.

	Shares Beneficially Owned
	Number(1)	%(2)	% of Voting Power(3)
Directors and Executive Officers:
Bangxin Zhang(4)	59,550,000	36.8%	74.0%
Joseph Kauffman(5)	*
Jane Jie Sun(6)	*
Wei Wang(7)	*
Weiru Chen(8)	*
Rong Luo	*
Yachao Liu(9)	8,883,018	5.5%	11.0%
Yunfeng Bai(10)	3,093,500	1.9%	3.8%
All directors and executive officers as a group	71,561,176	44.2%	88.8%

Principal Shareholders:
Bright Unison Limited(11)	59,550,000	36.8%	74.0%
UBS Global Asset Management division of UBS Group AG(12)	11,634,212	7.2%	1.4%
Perfect Wisdom International Limited(13)	8,812,500	5.4%	10.9%

* Less than 1% of our total outstanding shares.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, restricted shares or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (1) 161,765,532, being the number of common shares issued as of April 30, 2016, and (2) the number of shares such person or group has the right to acquire or receive within 60 days after April 30, 2016.

(3)	Percentage of total voting power represents voting power with respect to all of our Class A and Class B common shares, as a single class. As of April 30, 2016, our issued and outstanding share capital consisted of 90,309,532 Class A common shares and 71,456,000 Class B common shares. Each holder of our Class B common shares is entitled to ten votes per Class B common share and each holder of Class A common shares is entitled to one vote per Class A common share held by our shareholders on all matters submitted to them for a vote. Our Class A common shares and Class B common shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B common shares are convertible at any time by the holder into Class A common shares on a 1:1 basis.

(4)	Consists of 59,550,000 Class B common shares held by Bright Unison Limited, a British Virgin Islands company. Bangxin Zhang is the sole shareholder and the sole director of Bright Unison Limited. Bangxin Zhang’s business address is 12/F, Danling SOHO, 6 Danling Street, Haidian District, Beijing 100080, People’s Republic of China.

(5)	The business address of Mr. Kauffman is 1000 Mountain Home Rd, Woodside, California 94062.

(6)	The business address of Ms. Sun is 99 Fu Quan Road, Shanghai 200335, People’s Republic of China.

(7)	The business address of Mr. Wang is 47 Kechuang Third Street, Daxing District, Beijing 102600, People’s Republic of China.

(8)	The business address of Mr. Chen is 699 Hongfeng Road, Pudong New District, Shanghai, 201206, People’s Republic of China.

(9)	Consists of (i) 8,812,500 Class B common shares held by Perfect Wisdom International Limited, a British Virgin Islands company and (ii) 70,518 Class A common shares in the form of ADS held by Mr. Liu. Yachao Liu is the sole shareholder and the sole director of Perfect Wisdom International Limited. Yachao Liu’s business address is 12/F, Danling SOHO, 6 Danling Street, Haidian District, Beijing 100080, People’s Republic of China.

(10)	Consists of 3,093,500 Class B common shares held by Excellent New Limited, a British Virgin Islands company. Yunfeng Bai is the sole shareholder and the sole director of Excellent New Limited. Yunfeng Bai’s business address is 12/F, Danling SOHO, 6 Danling Street, Haidian District, Beijing 100080, People’s Republic of China.

(11)	Bright Unison Limited is a company incorporated in the British Virgin Islands. Bangxin Zhang is the sole shareholder and the sole director of Bright Unison Limited. Its registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(12)	Based on Schedule 13G filed with the SEC on February 16, 2016 by UBS Group AG (for the benefit and on behalf of the UBS Global Asset Management division of UBS Group AG), and consists of 11,634,212 Class A common shares held by the UBS Global Asset Management division of UBS Group AG and its subsidiaries and affiliates on behalf of clients. The principal business office of UBS Global AG is Bahnhofstrasse 45, Zuric, Switzerland.

(13)	Perfect Wisdom International Limited is a company incorporated in the British Virgin Islands. Yachao Liu is the sole shareholder and the sole director of Perfect Wisdom International Limited. Its registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

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

To our knowledge, as of April 30, 2016, 90,309,532 of our Class A common shares were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A common shares in the United States.

For the restricted Class A common shares granted to our directors, officers, employees and consultants, please refer to “Item 6.B. —Directors, Senior Management and Employees—Compensation—Share Incentive Plan.”

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to “Item 6.E.—Directors, Senior Management and Employees—Share Ownership.”

B.	Related Party Transactions

Transactions with Related Investees

We have made loans to three minority interest investees. Accordingly, we had $2,594,430 of current loans due from related parties and $1,342,999 of non-current loans due from related parties as of February 29, 2016.

We receive services from certain minority interest investees. We incurred $426,084 in services fees to related parties for the year ended February 29, 2016. We had $4,277,896 of current balance due to related parties in connection with service provided by certain investees and advances received on behalf of certain investees as of February 29, 2016.

VIE Contractual Arrangements

Please refer to “Item 4.C.—Information on the Company—Organizational Structure—VIE Contractual Arrangements.”

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

Our board of directors has complete discretion whether to declare dividends, subject to the Companies Law, our articles of association, and the common law of the Cayman Islands. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Even if our board of directors decides to declare dividends, their form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

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

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash needs. To pay dividends to us, our subsidiaries in China shall comply with the current PRC laws and regulations. See “Item 3.D. —Key Information—Risk Factors—Risks Related to Doing Business in China—We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could limit our ability to pay dividends to holders of our ADSs and common shares.”

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. The Offer and Listing

A.	Offering and Listing Details

See “C. Markets”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing two Class A common shares, have been listed on the New York Stock Exchange since October 20, 2010 and trade under the symbol “XRS.” The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for the periods indicated.

	Trading Price
	High	Low
	$	$
Annual High and Low
Fiscal Year Ended February 29, 2012	14.20	8.41
Fiscal Year Ended February 28, 2013	12.00	6.97
Fiscal Year Ended February 28, 2014	26.58	8.50
Fiscal Year Ended February 28, 2015	37.31	19.32
Fiscal Year Ended February 29, 2016	52.51	26.48

Quarterly Highs and Lows
First Quarter of Fiscal Year Ended February 28, 2015	25.31	19.32
Second Quarter of Fiscal Year Ended February 28, 2015	35.23	22.59
Third Quarter of Fiscal Year Ended February 28, 2015	37.31	30.16
Fourth Quarter of Fiscal Year Ended February 28, 2015	31.73	26.11
First Quarter of Fiscal Year Ended February 29, 2016	39.26	30.20
Second Quarter of Fiscal Year Ended February 29, 2016	38.38	26.48
Third Quarter of Fiscal Year Ended February 29, 2016	44.59	29.85
Fourth Quarter of Fiscal Year Ended February 29, 2016	52.51	41.34

Monthly Highs and Lows
December 2015	48.84	41.87
January 2016	48.00	41.34
February 2016	52.51	42.64
March 2016	53.75	47.69
April 2016	60.44	48.91
May 2016 (through May 27, 2016)	58.99	52.52

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Voting Rights. In respect of matters requiring shareholders’ vote, each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. Shareholders may attend any shareholders’ meeting and vote in person or by proxy, and in the case of a corporation or other non-natural person, by its duly authorized representative or proxy; we currently do not allow shareholders to vote electronically. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of the meeting or by any shareholder holding at least one-tenth of the voting power of our shares given the right to vote at the meeting, present in person or by proxy.

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association allow our shareholders holding in aggregate not less than one-third of such of our issued shares as carries the right of voting at general meetings of our company to requisition an extraordinary general meeting of the shareholders, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. In addition, extraordinary general meetings may be convened by our board of directors on its own initiative.

A quorum required for a meeting of shareholders consists of at least one shareholder present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, and entitled to vote, holding in aggregate not less than one-tenth of the voting power of our shares in issue carrying a right to vote at such meeting. Advance notice of at least ten days is required for the convening of our shareholders’ annual general meeting and any extraordinary general meeting of our shareholders.

An ordinary resolution to be passed by the shareholders requires a simple majority of votes cast in a general meeting, while a special resolution requires no less than two-thirds of the votes cast. A special resolution is required for important matters such as a change of name or any amendments to our memorandum or articles of association. Our shareholders may effect certain changes by ordinary resolution, including to appoint, remove, and replace directors, increase the amount of our authorized share capital, to consolidate and divide all or any of our share capital into shares of larger amount than our existing shares, and to cancel any of our authorized but unissued shares.

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

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner of such purchase has been approved by an ordinary resolution of our shareholders, or the manner of purchase is in accordance with the procedures set out in our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

Inspection of Books and Records. Holders of our common shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association and any special resolutions passed by our shareholders). However, we will provide our shareholders with annual audited financial statements.

C.	Material Contracts

For the two years immediately preceding the date of this annual report, we have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

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

People’s Republic of China Taxation

PRC EIT Law

Under the PRC EIT Law, an enterprise established outside China with “de facto management body” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a PRC enterprise for enterprise income tax purposes, although the dividends paid to one resident enterprise from another may qualify as “tax-exempt income.” The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. A circular issued by the SAT on April 22, 2009 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management body” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function are mainly in China; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in China; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in China; and (iv) at least half of the enterprise’s directors with voting right or senior management reside in China.

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

In addition, the SAT issued a bulletin on January 29, 2014, to provide more guidance on the implementation of the above circular. This bulletin further provided that, among other things, an entity that is classified as a “resident enterprise” in accordance with the circular shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors registered. From the year in which the entity is determined as a “resident enterprise”, any dividend, profit and other equity investment gain shall be taxed in accordance with the Article 26 of EIT law and the Article 17 and Article 83 of its implementation rules.

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

There is little practical experience regarding the application of SAT Bulletin 7 because it was issued in February 2015. During the effective period of SAT Circular 698, some intermediary holding companies were actually looked through by the PRC tax authorities, and consequently the non-PRC resident investors were deemed to have transferred the PRC subsidiaries and PRC corporate taxes were assessed accordingly. It is possible that we or our non-PRC resident investors may become at risk of being taxed under SAT Bulletin 7 and may be required to expend valuable resources to comply with SAT Bulletin 7 or to establish that we or our non-PRC resident investors should not be taxed under SAT Bulletin 7, which may have an adverse effect on our financial condition and results of operations or such non-PRC resident investors’ investment in us.

U.S. Federal Income Tax Considerations

The following is a discussion of the U.S. federal income tax consequences of the ownership and disposition of our ADSs or common shares by a U.S. Holder (as defined below) that will hold our ADSs or common shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules that differ significantly from those summarized below (for example, financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, pension plans, regulated investment companies, real estate investment trusts, cooperatives, and tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold their ADSs or common shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, U.S. expatriates, persons liable for alternative minimum tax, or investors that have a functional currency other than the U.S. dollar). In addition, this discussion does not address any non-U.S., state or local tax considerations, or non-income (such as estate, gift or Medicare) tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal, state, local, non-U.S. income and other tax considerations of an investment in our ADSs or common shares.

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

PFIC Considerations

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income or (ii) at least 50% of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rent, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account for determining the value of its assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

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

Accordingly, assuming that we are the owner of our VIEs and their respective subsidiaries, as applicable, for U.S. federal income tax purposes, we believe that we primarily operate an active after-school tutoring business in China. Based on our income and assets and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended February 29, 2016 and do not anticipate becoming a PFIC for the foreseeable future. While we do not anticipate becoming a PFIC for the foreseeable future, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. If our market capitalization becomes less than anticipated, we may be classified as a PFIC for the current or future taxable years.

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

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Common Shares” assumes that we will not be classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply if we are classified as a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “PFIC Rules.” Each U.S. Holder is urged to consult with its tax advisor regarding the U.S. federal income tax consequences of an investment in our ADSs or ordinary shares if we are or become classified as a PFIC.

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or common shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of common shares, or by the Depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a reduced U.S. federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met.

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are listed on the New York Stock Exchange, which is an established securities market in the United States, and are readily tradable on the New York Stock Exchange. Thus, we believe that dividends we pay on our ADSs will continue to be considered readily tradable on an established securities market in later years, but there can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Since we do not expect that our ordinary shares will be listed on established securities markets, it is unclear whether dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. However, in the event that we are deemed to be a resident enterprise under the EIT Law, as discussed above under “—People’s Republic of China Taxation,” we may be eligible for the benefits of the U.S.-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and be treated as a qualified foreign corporation with respect to dividends paid on our ADSs or ordinary shares. Dividends received on our ADSs or common shares will not be eligible for the dividends-received deduction allowed to corporations under the Code. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances.

Dividends generally will be treated as income from foreign sources for U.S. foreign tax credit purposes and generally will constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on our ADSs or common shares. See “—People’s Republic of China Taxation.” The U.S. Holder may be eligible to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or common shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld is permitted instead to claim a deduction, for U.S. federal income tax purposes, in respect to such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the taxpayer’s individual facts and circumstances. Each U.S. Holder is urged to consult its tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

Information Reporting

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-U.S. corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in liquid investments with original maturities of three months or less and term deposit with maturities of more than three months and less than a year, and the interest expense associated with the issuance of $230 million 2.50% convertible senior notes due 2019. The notes bear interest at a rate of 2.50% per year, payable semiannually in arrears on May 15 and November 15 of each year, beginning on November 15, 2014. As of February 29, 2016, we had no other short-term or long-term borrowings. We have not used any derivative financial instruments to manage our interest risk exposure. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may fluctuate due to changes in market interest rates. On the other hand, our future interest expense may be higher or lower than the market level because the interest rate associated with our convertible senior notes is fixed and may differ from market interest rates in certain future periods.

Foreign Exchange Risk

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

Moreover, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the Renminbi against the U.S. dollar would have an adverse effect. Assuming we had converted the U.S. dollar-denominated cash balance of $84.3 million as of February 29, 2016 into RMB at the exchange rate of $1.00 for RMB6.5525 as of February 29, 2016, this cash balance would have been RMB552.4 million. Assuming a 1.0% appreciation of the Renminbi against the U.S. dollar, this cash balance would have decreased to RMB546.8 million as of February 29, 2016.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, and the amount of reimbursement available to us is not entirely related to the amounts of fees the depositary collects from investors. For the fiscal year ended February 29, 2016, we have received $0.3 million after tax reimbursement from the depositary, which was paid to us for expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333169650) for our initial public offering of 13,800,000 ADSs representing 27,600,000 Class A common shares, which registration statement was declared effective by the SEC on October 19, 2010. Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. International plc, Piper Jaffray & Co. and Oppenheimer & Co. Inc. were the underwriters for our initial public offering. We have received net proceeds (after deducting underwriting discounts and commissions and other expenses related to the offering) of approximately $127.0 million from the offering and sale of 13,800,000 ADSs in October 2010.

For the period from the effective date of the Form F-1 to February 29, 2016, we used $69.0 million in proceeds for dividend distributions, $8.2 million for the acquisition of Kaoyan.com, $0.7 million for the acquisition of Yidu Technology Group, $23.5 million for the investment in BabyTree Inc., $5.0 million for the acquisition of Muchong.com, $18.3 million for the investment in several unrelated private companies, $2.7 million for capital contribution to three newly established subsidiaries, $2.4 million for share repurchase and $3.8 million for various other general corporate purposes. As of February 29, 2016, we had used all the net proceeds we received from our initial public offering in 2010 and the interests generated from these net proceeds.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon this evaluation, our management has concluded that, as of February 29, 2016, our existing disclosure controls and procedures were effective.

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

Our management conducted an assessment of the design and operation effectiveness of our internal control over financial reporting as of February 29, 2016. In making this assessment, we used the criteria established within the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of February 29, 2016, our internal control over financial reporting was effective.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has issued an attestation report on our internal control over financial reporting. That attestation report appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF TAL EDUCATION GROUP

We have audited the internal control over financial reporting of TAL Education Group (the ''Company''), its subsidiaries, its variable interest entities (the ''VIEs'') and its VIEs' subsidiaries and schools (collectively, the ''Group'') as of February 29, 2016, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of February 29, 2016, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended February 29, 2016 of the Group and our report dated May 31, 2016 expressed an unqualified opinion on those consolidated financial statements.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People's Republic of China

May 31, 2016

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Ms. Jane Jie Sun, an independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act) qualifies as an “audit committee financial expert.”

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

	For the Year Ended February 28/29,
	2015	2016
Audit fees(1)	1,202,537	1,133,547
Tax fees(2)	94,586	136,453
All other fees(3)	—	41,859

(1)	“Audit fees” means the aggregate fees in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	“Tax fees” represents the aggregate fees for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

(3)	“All other fees” means the aggregate fees in each of the fiscal years listed for finding and providing U.S. GAAP accounting guidance services rendered by our principal auditors.

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

The table below is a summary of the shares repurchased by us in the open market as of February 29, 2016.

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

Item 19. Exhibits

Exhibit Number	Description of Document
1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant’s Amendment to Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on October 6, 2010)
2.1	Registrant’s Form of Class A common share certificate (incorporated by reference to Exhibit 4.1 to the Registrant’s Amendment to Form F-1 Registration Statement (file No. 333- 169650) filed with the Securities and Exchange Commission on September 29, 2010)
2.2	Deposit Agreement, dated October 19, 2010, among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 2.2 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 28, 2011 (file No. 001-34900) filed with the Securities and Exchange Commission on July 25, 2011)

Exhibit Number	Description of Document
2.3	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.2 filed with the Registrant’s annual report on Form 20-F for the fiscal year ended February 28, 2011 (file No. 001-34900), filed with the Securities and Exchange Commission on July 25, 2011 and which is incorporated herein by reference)
4.1	2010 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.5 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)
4.3	Form of Employment Agreement with the Registrant’s officers (incorporated by reference to Exhibit 10.6 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)
4.4	English translation of Exclusive Business Cooperation Agreement, dated June 25, 2010, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Xueersi Education Technology Co., Ltd., Beijing Xueersi Network Technology Co., Ltd., Bangxin Zhang, Yundong Cao, Yachao Liu, Yunfeng Bai, and other parties thereto (incorporated by reference to Exhibit 10.7 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)
4.5	English translation of Call Option Agreement, dated February 12, 2009, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Xueersi Education Technology Co., Ltd., Beijing Xueersi Network Technology Co., Ltd., Bangxin Zhang, Yundong Cao, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 10.8 of Form F-1 (file No. 333169650) filed with the Securities and Exchange Commission on September 29, 2010)
4.6	English translation of Equity Pledge Supplemental Agreement, dated June 25, 2010, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Xueersi Education Technology Co., Ltd., Bangxin Zhang, Yundong Cao, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 10.9 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)
4.7	English translation of Equity Pledge Supplemental Agreement, dated June 25, 2010, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Xueersi Network Technology Ltd., Bangxin Zhang, Yundong Cao, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 10.10 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)
4.8	English translation of Powers of Attorney, dated August 12, 2009, by Bangxin Zhang, Yundong Cao, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 10.11 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)
4.9	English translation of Exclusive Service Agreement, dated December 27, 2011, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Dongfangrenli Science & Commerce Co., Ltd., Bangxin Zhang, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 4.9 of our annual report on Form 20-F (File No. 001-34900) filed with the Securities and Exchange Commission on June 27, 2012)

Exhibit Number	Description of Document
4.10	English translation of Option Agreement, dated December 27, 2011, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Dongfangrenli Science & Commerce Co., Ltd., Bangxin Zhang, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F (File No. 001-34900) filed with the Securities and Exchange Commission on June 27, 2012)
4.11	English translation of Equity Pledge Agreement, dated December 27, 2011, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Dongfangrenli Science & Commence, Co., Ltd., Bangxin Zhang, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 4.11 of our annual report on Form 20-F (File No. 001-34900) filed with the Securities and Exchange Commission on June 27, 2012)
4.12	English translation of Powers of Attorney, dated December 27, 2011, by Bangxin Zhang, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 4.12 of our annual report on Form 20-F (File No. 001-34900) filed with the Securities and Exchange Commission on June 27, 2012)
4.13	Amended and Restated Shareholders’ Agreement among the Registrant, the Series A preferred holder, Tiger Global Five China Holdings and other parties thereto, dated August 12, 2009 (incorporated by reference to Exhibit 4.4 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2011)
4.14	English translation of Form of Real Property Sale and Purchase Agreement (incorporated by reference to Exhibit 4.10 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 28, 2011 (file No. 001-34900) filed with the Securities and Exchange Commission on July 25, 2011)
4.15	Deed of Undertaking executed by and between Bangxin Zhang and TAL Education Group dated June 24, 2013 (incorporated by reference to Exhibit 4.15 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 28, 2013 (file No. 001-34900) filed with the Securities and Exchange Commission on June 28, 2013)
4.16	Side letter executed by and between Bangxin Zhang and TAL Education Group dated July 29, 2013 (incorporated by reference to Exhibit 4.16 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 28, 2014 (file No. 001-34900) filed with the Securities and Exchange Commission on May 12, 2014)
4.17	Indenture dated May 21, 2014 constituting $230 million 2.50% convertible senior notes due 2019 (incorporated by reference to Exhibit 4.17 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 28, 2015 (file No. 001-34900) filed with the Securities and Exchange Commission on May 28, 2015)
4.18*	English translation of Exclusive Business Cooperation Agreement, dated August 4, 2015, by and among Beijing Century TAL Education Technology Co., Ltd., Beijing Dididaojia Education Technology Co., Ltd., Bangxin Zhang, Yachao Liu and Yunfeng Bai
4.19*	English translation of Option Agreement, dated August 4, 2015, by and among Beijing Century TAL Education Technology Co., Ltd., Beijing Dididaojia Education Technology Co., Ltd., Bangxin Zhang, Yachao Liu and Yunfeng Bai
4.20*	English translation of Equity Pledge Agreement, dated August 4, 2015, by and among Beijing Century TAL Education Technology Co., Ltd., Beijing Dididaojia Education Technology Co., Ltd., Bangxin Zhang, Yachao Liu and Yunfeng Bai

Exhibit Number	Description of Document
4.21*	English translation of Powers of Attorney, dated August 4, 2015, by Bangxin Zhang, Yachao Liu and Yunfeng Bai
4.22*	English translation of Exclusive Business Cooperation Agreement, dated October 26, 2015, by and among Beijing Lebai Information Consulting Co., Ltd., Beijing Lebai Education Consulting Co., Ltd. and Beijing Xueersi Education Technology Co., Ltd.
4.23*	English translation of Option Agreement, dated October 26, 2015, by and among Beijing Lebai Information Consulting Co., Ltd., Beijing Lebai Education Consulting Co., Ltd. and Beijing Xueersi Education Technology Co., Ltd.
4.24*	English translation of Equity Pledge Agreement, dated October 26, 2015, by and among Beijing Lebai Information Consulting Co., Ltd., Beijing Lebai Education Consulting Co., Ltd. and Beijing Xueersi Education Technology Co., Ltd.
4.25*	English translation of Powers of Attorney, dated October 26, 2015, by Beijing Lebai Information Consulting Co., Ltd. and Beijing Xueersi Education Technology Co., Ltd.
4.26*	English translation of Powers of Attorney, dated October 26, 2015, by Beijing Lebai Education Consulting Co., Ltd.
4.27*	English translation of VIE Termination Agreement, dated July 2, 2015, by Beijing Century TAL Education Technology Co., Ltd., Beijing Dongfangrenli Science & Commerce Co., Ltd., Bangxin Zhang, Yachao Liu and Yunfeng Bai.
4.28*	Stock Purchase Agreement, dated September 18, 2015, by the Registrant, Firstleap Education and other parties named therein.
4.29*	Share Sale and Purchase Agreement, dated January 22, 2016, by the Registrant and other parties named therein.
8.1*	List of Subsidiaries and Consolidated Affiliated Entities
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of the Registrant’s Registration Statement on Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Tian Yuan Law Firm
15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
15.3*	Consent of Maples and Calder
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TAL EDUCATION GROUP

By:	/s/ BANGXIN ZHANG
Name: Bangxin Zhang
Title: Chairman and Chief Executive Officer

Date: May 31, 2016

TAL EDUCATION GROUP

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED FEBRUARY 28, 2014,

2015 AND FEBRUARY 29, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF TAL EDUCATION GROUP

We have audited the accompanying consolidated balance sheets of TAL Education Group (the ''Company''), its subsidiaries, its variable interest entities (the ''VIEs'') and its VIEs' subsidiaries and schools (collectively, the ''Group'') as of February 29, 2016 and February 28, 2015, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended February 29, 2016. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of February 29, 2016 and February 28, 2015, and the results of its operations and its cash flows for each of the three years in the period ended February 29, 2016, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of February 29, 2016, based on the criteria established in Internal Control- Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 31, 2016 expressed an unqualified opinion on the Group's internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People's Republic of China

May 31, 2016

TAL EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except share and share related data)

	As of	As of
	February 28,	February 29,
	2015	2016

ASSETS

Current assets
Cash and cash equivalents	$470,157,430	$434,042,036
Term deposits	21,229,763	17,292,636
Restricted cash-current	606,169	1,083,787
Short-term investments	765,611	27,470,431
Amounts due from related parties-current	159,502	2,594,430
Inventory	544,085	600,441
Deferred tax assets-current	4,562,034	738,406
Income tax receivable	3,222,529	-
Prepaid expenses and other current assets	38,185,411	32,037,407

Total current assets	539,432,534	515,859,574

Restricted cash-non-current	3,773,302	3,881,858
Property and equipment, net	93,575,648	114,629,683
Deferred tax assets-non-current	1,708,212	6,654,778
Rental deposit	11,034,812	17,114,552
Intangible assets, net	3,687,255	15,194,421
Goodwill	12,330,326	87,022,517
Amounts due from related parties-non-current	319,005	1,342,999
Long-term investments	97,359,075	274,356,960
Long-term prepayments and other non-current assets	9,194,468	25,321,691

Total assets	$772,414,637	$1,061,379,033

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of $4,115,254 and $9,371,013 as of February 28, 2015 and February 29, 2016, respectively)	$4,705,492	$10,404,047
Deferred revenue-current (including deferred revenue-current of the consolidated VIEs without recourse to TAL Education Group of $154,982,001 and $260,137,064 as of February 28, 2015 and February 29, 2016, respectively)	177,639,939	280,934,750
Amounts due to related parties (including amount due to related parties of the consolidated VIEs without recourse to TAL Education Group of $22,077 and $4,277,896 as of February 28, 2015 and February 29, 2016, respectively)	22,077	4,277,896
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to TAL Education Group of $30,106,008 and $51,183,663 as of February 28, 2015 and February 29, 2016, respectively)	43,988,602	70,267,551
Income tax payable (including income tax payable of the consolidated VIEs without recourse to TAL Education Group of $4,193,507 and $15,525,069 as of February 28, 2015 and February 29, 2016, respectively)	6,136,813	17,187,453
Deferred tax liabilities-current (including deferred tax liabilities-current of the consolidated VIEs without recourse to TAL Education Group of $nil and $57,230 as of February 28, 2015 and February 29, 2016, respectively)	62,100	91,730

Total current liabilities	232,555,023	383,163,427

Deferred revenue-non-current (including deferred revenue-non-current of the consolidated VIEs without recourse to TAL Education Group of $nil and $8,346,457 as of February 28, 2015 and February 29, 2016, respectively)	-	8,346,457

TAL EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS - continued

(In U.S. dollars, except share and share related data)

	As of	As of
	February 28,	February 29,
	2015	2016

Deferred tax liabilities-non-current (including deferred tax liabilities-non-current of the consolidated VIEs without recourse to TAL Education Group of $215,764 and $1,164,389 as of February 28, 2015 and February 29, 2016, respectively)	226,792	1,304,361

Bond payable (including bond payable of the consolidated VIEs without recourse to TAL Education Group of $nil and $nil as of February 28, 2015 and February 29, 2016, respectively)	226,062,006	227,827,301

Total liabilities	458,843,821	620,641,546

Commitments and contingencies (Note 19)

Equity
Class A common shares ($0.001 par value; 500,000,000 shares authorized, 88,371,876 shares and 90,309,532 shares issued and outstanding as of February 28, 2015 and February 29, 2016, respectively)	88,372	90,310
Class B common shares ($0.001 par value; 500,000,000 shares authorized, 71,456,000 shares and 71,456,000 shares issued and outstanding as of February 28, 2015 and February 29, 2016, respectively)	71,456	71,456
Additional paid-in capital	82,479,806	108,404,873
Statutory reserve	18,961,627	22,981,900
Retained earnings	207,522,766	306,381,011
Accumulated other comprehensive income/(loss)	4,168,548	(949,647)

Total TAL Education Group's equity	313,292,575	436,979,903

Noncontrolling interest	278,241	3,757,584

Total equity	313,570,816	440,737,487

Total liabilities and equity	$772,414,637	$1,061,379,033

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars, except share and share related data)

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29,
	2014	2015	2016

Net revenues	$313,895,205	$433,969,569	$619,948,777
Cost of revenues	(151,543,116)	(203,073,957)	(303,634,829)

Gross profit	162,352,089	230,895,612	316,313,948

Operating expenses
Selling and marketing	(35,761,166)	(53,881,815)	(73,567,617)
General and administrative	(70,299,742)	(110,230,010)	(161,021,637)

Total operating expenses	(106,060,908)	(164,111,825)	(234,589,254)

Government subsidies	1,104,750	464,327	3,327,169

Income from operations	57,395,931	67,248,114	85,051,863

Interest income	9,438,263	16,613,656	17,732,879
Interest expense	-	(5,811,288)	(7,499,323)
Other income/(expense)	398,374	(2,010,109)	(2,522,253)
Gain from disposal of components	-	-	50,377,126
Gain from sales of available-for-sale securities (includes $39,719, $nil and $nil accumulated other comprehensive income reclassifications for unrealized gains on available-for-sale securities for years ended February 28, 2014, 2015 and February 29, 2016, respectively)	52,958	-	-
Gain from fair value change of long-term investments	-	1,202,000	1,265,852
Impairment loss on long-term investments	-	-	(7,503,944)

Income before provision for income tax and loss from equity method investments	67,285,526	77,242,373	136,902,200

Provision for income tax (includes $13,239, $nil and $nil income tax expenses from reclassification items for years ended February 28, 2014, 2015 and February 29, 2016, respectively)	(6,679,754)	(9,368,541)	(33,482,744)
Loss from equity method investments	-	(729,811)	(663,256)

Net income	60,605,772	67,144,021	102,756,200

Add: Net loss attributable to noncontrolling interest	-	12,554	122,318

Net income attributable to TAL Education Group shareholders	$60,605,772	$67,156,575	$102,878,518

Net income per common share
Basic	$0.39	$0.42	$0.64
Diluted	$0.38	$0.41	$0.60

Weighted average shares used in calculating net income per common share
Basic	156,726,994	158,381,576	160,109,169
Diluted	159,444,928	163,589,649	183,056,255

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In U.S. dollars, except share and share related data)

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29,
	2014	2015	2016

Net income	$60,605,772	$67,144,021	$102,756,200
Other comprehensive income/(loss), net of tax
Foreign currency translation adjustment	1,315,561	(5,027,486)	(15,692,855)
Unrealized gains on available-for-sale investments:
Net unrealized gains on available-for-sale investments, net of tax effect of $(6,615), $nil and $nil for years ended February 28, 2014, 2015 and February 29, 2016, respectively	19,844	1,348,600	10,576,836

Less: Transfer to statements of operations of realized gains on available-for-sale securities, net of tax effect of $13,239, $nil and $nil for years ended February 28, 2014, 2015 and February 29, 2016, respectively	(39,719)	-	-

Other comprehensive income/(loss)	1,295,686	(3,678,886)	(5,116,019)

Comprehensive income	61,901,458	63,465,135	97,640,181
Add: Comprehensive loss attributable to noncontrolling interest	-	13,576	120,142

Comprehensive income attributable to TAL Education Group shareholders	$61,901,458	$63,478,711	$97,760,323

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollars, except share and share related data)

					Additional			Accumulated other	Total TAL Education Group	Non-
	Class A Common shares		Class B Common shares		paid-in	Statutory	Retained	comprehensive	shareholders'	controlling	Total
	Shares	Amount	Shares	Amount	capital	reserve	Earnings	income (loss)	equity	interest	equity

Balance as of February 28, 2013	68,314,150	$68,314	87,806,000	$87,806	$86,016,387	$12,291,341	$86,430,705	$6,550,726	$191,445,279	-	$191,445,279
Conversion of Class B common shares to Class A common shares	8,275,000	8,275	(8,275,000)	(8,275)	-	-	-	-	-	-	-
Net income	-	-	-	-	-	-	60,605,772	-	60,605,772	-	60,605,772
Provision for statutory reserve	-	-	-	-	-	2,724,483	(2,724,483)	-	-	-	-
Issuance of common shares in connection with vesting of non-vested shares	1,614,996	1,615	-	-	(1,697,241)	-	-	-	(1,695,626)	-	(1,695,626)
Share-based compensation	-	-	-	-	8,345,290	-	-	-	8,345,290	-	8,345,290
Foreign currency translation adjustment	-	-	-	-	-	-	-	1,315,561	1,315,561	-	1,315,561
Net unrealized gains on available-for-sale securities, net of tax effect of $(6,615)	-	-	-	-	-	-	-	19,844	19,844	-	19,844
Transfer to statements of operations of realized gains on available for sale securities, net of tax effect of $13,239	-	-	-	-	-	-	-	(39,719)	(39,719)	-	(39,719)
Balance as of February 28, 2014	78,204,146	$78,204	79,531,000	$79,531	$92,664,436	$15,015,824	$144,311,994	$7,846,412	$259,996,401	-	$259,996,401
Conversion of Class B common shares to Class A common shares	8,075,000	8,075	(8,075,000)	(8,075)	-	-	-	-	-	-	-
Net income	-	-	-	-	-	-	67,156,575	-	67,156,575	(12,554)	67,144,021
Provision for statutory reserve	-	-	-	-	-	3,945,803	(3,945,803)	-	-	-	-
Issuance of common shares in connection with vesting of non-vested shares	2,092,730	2,093	-	-	(5,740,706)	-	-	-	(5,738,613)	-	(5,738,613)
Share-based compensation	-	-	-	-	18,441,076	-	-	-	18,441,076	-	18,441,076
Foreign currency translation adjustment	-	-	-	-	-	-	-	(5,026,464)	(5,026,464)	(1,022)	(5,027,486)
Cost of Capped Call Transactions	-	-	-	-	(22,885,000)	-	-	-	(22,885,000)	-	(22,885,000)
Net unrealized gains on available-for-sale investments, net of tax effect of $nil	-	-	-	-	-	-	-	1,348,600	1,348,600	-	1,348,600
Addition of noncontrolling interest in connection with business acquisition	-	-	-	-	-	-	-	-	-	291,817	291,817
Balance as of February 28, 2015	88,371,876	$88,372	71,456,000	$71,456	$82,479,806	$18,961,627	$207,522,766	$4,168,548	$313,292,575	$278,241	$313,570,816
Net income	-	-	-	-	-	-	102,878,518	-	102,878,518	(122,318)	102,756,200
Provision for statutory reserve	-	-	-	-	-	4,020,273	(4,020,273)	-	-	-	-
Issuance of common shares in connection with vesting of non-vested shares	1,419,484	1,420	-	-	(9,437,860)	-	-	-	(9,436,440)	-	(9,436,440)
Share-based compensation	-	-	-	-	25,847,497	-	-	-	25,847,497	-	25,847,497
Exercise of share options	40,136	40	-	-	645,949	-	-	-	645,989	-	645,989
Foreign currency translation adjustment	-	-	-	-	-	-	-	(15,695,031)	(15,695,031)	2,176	(15,692,855)
Net unrealized gains on available-for-sale investments, net of tax effect of $nil	-	-	-	-	-	-	-	10,576,836	10,576,836	-	10,576,836
Issuance of common shares in connection with a business acquisition	478,036	478	-	-	8,869,481	-	-	-	8,869,959	-	8,869,959
Addition of noncontrolling interest in connection with business acquisitions	-	-	-	-	-	-	-	-	-	3,599,485	3,599,485
Balance as of February 29, 2016	90,309,532	$90,310	71,456,000	$71,456	$108,404,873	$22,981,900	$306,381,011	$(949,647)	$436,979,903	$3,757,584	$440,737,487

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except share and share related data)

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29,
	2014	2015	2016
Cash flows from operating activities
Net income	$60,605,772	$67,144,021	$102,756,200
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	9,549,852	11,728,577	18,156,263
Amortization of intangible assets	461,482	737,203	1,026,761
Loss/(gain) on disposal of property and equipment	28,617	47,148	(313)
Share-based compensation	8,345,290	18,441,076	25,847,497
Provision for doubtful accounts	-	-	315,914
Impairment loss on long-term investments	-	-	7,503,944
Loss from equity method investments	-	729,811	663,256
Gain from fair value change of long-term investments	-	(1,202,000)	(1,265,852)
Gain from remeasuring fair value of previously held
equity interest upon business acquisition	-	-	(971,681)
Gain from sales of available-for-sale securities	(52,958)	-	-
Gain from sales of long-term investments	(297,120)	-	(211,818)
Gain from transfer of a nonfinancial asset	-	-	(1,907,669)
Gain from disposal of components	-	-	(50,377,126)
Changes in operating assets and liabilities
Inventory	228,408	(362,326)	207,006
Amount due from related parties	-	-	(732,545)
Prepaid expenses and other current assets	(5,382,574)	(8,272,425)	1,297,204
Income tax receivable	(9,824,333)	6,601,804	3,222,529
Deferred income taxes	(1,042,182)	(2,340,704)	(787,579)
Rental deposit	(2,143,365)	(3,712,374)	(4,851,215)
Other non-current assets	-	(296,149)	(1,147,644)
Accounts payable	106,728	1,988,729	3,778,512
Deferred revenue	29,887,186	45,172,311	66,443,577
Amount due to related parties	-	22,077	4,255,819
Accrued expenses and other current liabilities	8,532,365	10,347,898	3,446,740
Long-term payable	813,696	(813,696)	-
Income tax payable	1,741,502	1,617,006	11,050,640

Net cash provided by operating activities	101,558,366	147,577,987	187,718,420

Cash flows from investing activities
Restricted cash	(602,297)	(1,506,905)	(586,174)
Purchase of term deposits	(73,876,136)	(43,384,640)	(87,632,201)
Proceeds from maturity of term deposits	97,986,852	22,154,877	90,652,423
Loan to third parties	(1,301,914)	(10,965,787)	(8,528,718)
Repayment of loan to third parties	-	1,301,914	457,841
Loan to related parties	-	(478,507)	(3,815,338)
Repayment of loan to related parties	-	-	1,068,295
Loan to employees	-	-	(6,470,813)
Purchase of property and equipment	(10,835,726)	(30,696,412)	(35,087,893)
Purchase of short-term investments	-	(765,611)	(27,470,431)
Proceeds from maturity of short-term investments	-	-	765,611
Proceeds from deed tax refund related to purchase of building	1,252,167	-	-
Proceeds from disposal of property and equipment	42,633	91,410	390,925
Acquisitions of businesses, net of cash acquired of $nil, $102,988 and $22,876,868 for the years ended February 28, 2014, 2015 and February 29, 2016, respectively	(8,179,342)	(5,974,001)	(21,825,767)
Purchase of intangible assets	(20,561)	(139,565)	-
Payments for long-term investments	(25,046,693)	(75,421,783)	(118,590,246)
Proceeds from sales of available-for-sale securities	435,275	-	-
Proceeds from disposal of long-term investments	2,742,876	-	1,320,499

Net cash used in investing activities	(17,402,866)	(145,785,010)	(215,351,987)

Cash flows from financing activities
Proceeds from issuance of convertible bond, net of issuance costs of $5,277,058	-	224,722,942	-
Payment for cost of Capped Call Transactions	-	(22,885,000)	-
Proceeds from exercise of share options	-	-	645,989

Net cash provided by financing activities	-	201,837,942	645,989

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS- - continued

(In U.S. dollars, except share and share related data)

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29,
	2014	2015	2016
Effect of exchange rate changes	694,398	(3,404,060)	(9,127,816)

Net increase/(decrease) in cash and cash equivalents	84,849,898	200,226,859	(36,115,394)

Cash and cash equivalents at the beginning of year	185,080,673	269,930,571	470,157,430

Cash and cash equivalents at the end of year	269,930,571	470,157,430	434,042,036

Supplemental disclosure of cash flow information:
Interest paid	$-	$2,779,168	$5,750,000
Income tax paid	15,832,017	12,374,975	21,028,165

Non-cash investing and financing activities:
Payable for purchase of property and equipment	$730,911	$1,090,554	$3,478,617
Payable for investments and acquisitions	122,054	1,911,031	3,022,079

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

TAL Education Group (the "Company" or "TAL") was incorporated in the Cayman Islands on January 10, 2008 to be the holding company for a group of companies engaged in the provision of high quality after-school tutoring programs for primary and secondary school students in the People's Republic of China (the "PRC"). At the time of its incorporation and through the VIE arrangements as described below, the ownership interest of the Company was held by Bangxin Zhang, Yundong Cao, Yachao Liu and Yunfeng Bai (collectively, "the founding shareholders").

The Company, its subsidiaries, its consolidated Variable Interest Entities ("VIEs") and VIEs' subsidiaries and schools are collectively referred to as the "Group".

As of February 29, 2016, details of the Company's subsidiaries, its VIEs and VIEs' major subsidiaries and schools are as follows:

		Place of
	Later of date of	incorporation (or	Percentage
	incorporation	establishment)	of legal
Name	or acquisition	/operation	ownership	Principal activities

Subsidiaries:

TAL Holding Limited ("TAL Hong Kong")	March 11, 2008	Hong Kong	100%	Holding company

Beijing Century TAL Education Technology Co., Ltd. ("TAL Beijing")	May 8, 2008	Beijing	100%	Software sales, and consulting service

Beijing Huanqiu Zhikang Shidai Education Consulting Co., Ltd. ("Huanqiu Zhikang")	September 17, 2009	Beijing	100%	Education and management consulting service

Yidu Huida Education Technology (Beijing) Co., Ltd. ("Yidu Huida")	November 11, 2009	Beijing	100%	Software sales and consulting service

Yidu Technology Group ("Yidu Cayman")	February 2, 2012	Cayman Islands	100%	Holding company

Yidu Technology Group Limited ("Yidu Hong Kong")	April 13, 2012	Hong Kong	100%	Holding company

Beijing Xintang Sichuang Education Technology Co., Ltd. ("Beijing Xintang Sichuang")	August 27, 2012	Beijing	100%	Software and Network development, sales, and consulting service

Zhixuesi Education Consulting (Beijing) Co., Ltd. ("Zhixuesi Beijing")	October 23, 2012	Beijing	100%	Software and Network development, sales, and consulting service

YiduXuedi Network Technology (Beijing) Co., Ltd. ("Yidu Xuedi Beijing")	November 30, 2012	Beijing	100%	Software and Network development, sales, and consulting service

Maxstep Technology Inc. ("Maxstep Cayman")	May 13, 2014	Cayman Islands	100%	Holding company

Pengxin TAL Industrial investment (Shanghai) Co., Ltd. ("Pengxin TAL")	June 26, 2014	Shanghai	100%	Investment management and consulting services

Tianjin Dongxuetang Education Information Consulting Co., Ltd (“Tianjin Dongxuetang”)	June 15, 2015	Tianjin	100%	Educational information consulting and educational software development

Wuxi TAL Education Consulting Co., Ltd (“Wuxi TAL”)	January 12, 2016	Wuxi	100%	Educational information consulting and educational software development

Firstleap Education (“Firstleap”)(1)	January 22, 2016	Cayman Islands	100%	Holding company

Firstleap Education (HK) Limited (“Firstleap Hong Kong”)(1)	January 22, 2016	Hong Kong	100%	Holding company

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Place of
	Later of date of	incorporation (or	Percentage
	incorporation	establishment)	of legal
Name	or acquisition	/operation	ownership		Principal activities

Subsidiaries - continued:

Beijing Lebai Information Consulting Co., Ltd (“Lebai Information”)(1)	January 22, 2016	Beijing	100%		Education and management consulting service

Variable interest entities:

Beijing Xueersi Education Technology Co., Ltd. ("Xueersi Education")	December 31, 2005	Beijing	N/A	*	Sales of educational materials and products

Beijing Xueersi Network Technology Co., Ltd. ("Xueersi Network")	August 23, 2007	Beijing	N/A	*	Technology development and Educational consulting service

Xinxin Xiangrong Education Technology(4) (Beijing) Co., Ltd (“Xinxin Xiangrong”)	June 23, 2015	Beijing	N/A	*	Technology development and Educational consulting service

Beijing Lebai Education Consulting Co., Ltd (“Lebai Education”)(1)	January 22, 2016	Beijing	N/A	*	Educational consulting service

VIEs' major subsidiaries and schools:

Beijing Haidian District Xueersi Training School ("Beijing Haidian School")	July 3, 2006	Beijing	N/A	*	After-school tutoring for primary and secondary school students

Beijing Dongcheng District Xueersi Training School ("Beijing Dongcheng School")	March 21, 2008	Beijing	N/A	*	After-school tutoring for primary and secondary school students

Wuhan Jianghan District Xueersi English Training School ("Wuhan Jianghan School")	July 1, 2008	Wuhan	N/A	*	Language education

Shanghai Changning District Xueersi Training School ("Shanghai Changning School")	August 1, 2008	Shanghai	N/A	*	After-school tutoring for primary and secondary school students

Shanghai Minhang District Xueersi Training School ("Shanghai Minhang School")	August 1, 2008	Shanghai	N/A	*	Language education

Nanjing Xueersi Education Training(3) School ("Nanjing Xueersi School")	April 19, 2013	Nanjing	N/A	*	After-school tutoring for primary and secondary school students

Tianjin Xueersi Education Information Consulting Co., Ltd. ("Tianjin Education")	August 14, 2009	Tianjin	N/A	*	Educational information consulting service

Guangzhou Xueersi Education Technology Co., Ltd. ("Guangzhou Education")	August 16, 2009	Guangzhou	N/A	*	Educational technology research and development

Shenzhen Xueersi Education Technology Co., Ltd. ("Shenzhen Education")	December 22, 2009	Shenzhen	N/A	*	Teaching software research and development

Tianjin Hexi District Xueersi Training School (''Hexi Xueersi School'')	August 3, 2010	Tianjin	N/A	*	After-school tutoring for primary and secondary school students

Hangzhou Xueersi Education Consulting Co., Ltd. (''Hangzhou Education'')	December 1, 2010	Hangzhou	N/A	*	Educational information consulting and educational software development

Xi'an Xueersi Network Technology Co., Ltd. (''Xi'an Network'')	February 15, 2011	Xi'an	N/A	*	Software sales, and consulting service

Chengdu Xueersi Education Consulting Co., Ltd. (''Chengdu Education'')	March 18, 2011	Chengdu	N/A	*	Educational information consulting and educational software development

TaiyuanYingze District Xueersi Training School (" Taiyuan Yingze School")	February 21, 2012	Taiyuan	N/A	*	After-school tutoring for primary and secondary school students

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Place of
	Later of date of	incorporation (or	Percentage
	incorporation	establishment)	of legal
Name	or acquisition	/operation	ownership		Principal activities

VIEs' major subsidiaries and schools:

Suzhou TAL Network Technology Co., Ltd (''Suzhou TAL Network'')	February 21, 2012	Suzhou	N/A	*	Software sales, and consulting service

Chongqing Shapingba District Xueersi Education Training School ("Chongqing Shapingba School")	February 24, 2012	Chongqing	N/A	*	After-school tutoring for primary and secondary school students

Shenyang Xueersi Education Information Consulting Co., Ltd. ("Shenyang Education")	April 12, 2012	Shenyang	N/A	*	Educational information consulting service

Zhengzhou Jinshui District Xueersi Shulihua Training Center ("Zhengzhou Jinshui Center")	June 18, 2012	Zhengzhou	N/A	*	After-school tutoring for primary and secondary school students

Guangzhou Tianhe District Xueersi Training Center ("Guangzhou Tianhe Center")	July 12, 2012	Guangzhou	N/A	*	After-school tutoring for primary and secondary school students

Qingdao Xueersi Education Information Consulting Co., Ltd. ("Qingdao Education")	April 1, 2014	Qingdao	N/A	*	Educational information consulting and educational software development

Chongqing Nan'an Xueersi Training School ("Chongqing Nan’an School")	April 11, 2014	Chongqing	N/A	*	After-school tutoring for primary and secondary school students

Changsha TAL Education Technology Co., Ltd. ("Changsha Education")	August 1, 2014	Changsha	N/A	*	Educational information consulting and educational software development

Jinan Xueersi Education Training School School ("Jinan Xueersi School")	September 2, 2014	Jinan	N/A	*	After-school tutoring for primary and secondary school students

Shijiazhuang Qiaoxi District Xueersi Culture Training School ("Shijiazhuang Qiaoxi School")	December 18, 2014	Shijiazhuang	N/A	*	After-school tutoring for primary and secondary school students

Xi'an Beilin District Xueersi Education Training Center (“Xi'an Beilin”)	April 2, 2015	Xi'an	N/A	*	After-school tutoring for primary and secondary school students

Beijing Yinghe Youshi Technology Co., Ltd (“Yinghe Youshi”)(2)	February 1, 2016	Beijing	N/A	*	Educational information consulting service

Hefei Lebai Education Consulting Co., Ltd (“Hefei Lebai”)(1)	January 22, 2016	Hefei	N/A	*	Educational information consulting service

Shenyang Firstleap Education Training School (“Shenyang Firstleap”)(1)	January 22, 2016	Shenyang	N/A	*	Tutoring for Children English

*	These entities are controlled by the Company pursuant to the contractual arrangements disclosed below.

(1)	As disclosed in Note 3, the Group acquired Firstleap Education, its subsidiaries, its consolidated VIE and VIE's subsidiaries and schools on January 22, 2016.

(2)	As disclosed in Note 3, the Group acquired Yinghe Youshi on February 1, 2016.

(3)	Previously known as Nanjing Xintangsichuang Education Training School. The name change permit was granted by the governmental authority in June 2015.

(4)	Previously known as Beijing Dididaojia Education Technology Co., Ltd.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements

Due to PRC legal restrictions on foreign ownership and investment in the education business in China, aside from the Group's personalized premium tutoring services in Beijing conducted by the Company’s wholly owned PRC subsidiaries, Huanqiu Zhikang and Zhixuesi Beijing, the Group provides and plans to provide most of its services in the PRC through its VIEs including Xueersi Education, Xueersi Network, Beijing Dongfangrenli Science & Commerce Co., Ltd. (“Beijing Dongfangrenli”), Xinxin Xiangrong, Lebai Education and their subsidiaries and schools. In August 2015, the Group transferred 100% of Beijing Dongfangrenli’s equity interest as part of the Group's consideration in a purchase agreement for a long-term investment. The related contractual agreements with Beijing Dongfangrenli were terminated in July 2015.

To provide the Company the power to control and the ability to receive the expected residual returns of the VIEs and their subsidiaries and schools, the Company's wholly owned subsidiary, TAL Beijing, entered into a series of contractual arrangements with Xueersi Education, Xueersi Network and their respective shareholders on February 12, 2009 and August 12, 2009, including exclusive business service agreements, which were superseded by the Exclusive Business Cooperation Agreement entered into on June 25, 2010. TAL Beijing entered into a series of contractual arrangements with Xinxin Xiangrong on August 4, 2015. The Group plans to develop a mobile tutoring platform through Xinxin Xiangrong in the future. Besides, in connection with the Company's acquisition of Firstleap during current fiscal year, Lebai Information, a wholly owned PRC subsidiary of Firstleap, entered into a series of contractual arrangements on October 26, 2015 with Lebai Education and its sole shareholder, Xueersi Education, which is a VIE of the Group.

The VIEs and their subsidiaries and schools hold various licenses upon which the Company’s business depends. A substantial majority of the Company’s employees who provide the Company’s services are hired by the VIEs and their subsidiaries and schools, and the VIEs and their subsidiaries and schools lease a substantial majority of the properties upon which the Company’s services are delivered. The net revenue from the VIEs and their subsidiaries and schools accounted for 92.9% of the Company’s total net revenue for fiscal year ended February 29, 2016.

Through the below contractual arrangements, TAL Beijing and Lebai Information have (1) the power to direct the activities of the VIEs and their subsidiaries and schools that most significantly affect their economic performance and (2) the right to receive substantially all the benefits from the VIEs and their subsidiaries and schools. They are therefore considered the primary beneficiaries of the VIEs and their subsidiaries and schools, and accordingly, the results of operations, assets and liabilities of the VIEs and their subsidiaries and schools are consolidated in the Group's financial statements.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements – continued

Series of exclusive technology support and service agreements: Pursuant to Exclusive Business Cooperation Agreement entered into in June 2010, by and among TAL Beijing, Xueersi Education, Xueersi Network, and the shareholders of Xueersi Education and Xueersi Network, TAL Beijing or its designated affiliates have the exclusive right to provide each of Xueersi Education and Xueersi Network and their subsidiaries and schools comprehensive intellectual property licensing and various technical and business support services. Pursuant to the Exclusive Business Service Agreement entered into by and among TAL Beijing, Xinxin Xiangrong and its shareholders on August 4, 2015, TAL Beijing and its designated affiliates have the exclusive right to provide Xinxin Xiangrong and its subsidiaries and schools (if any) comprehensive intellectual property licensing and various technical and business support services. The agreements are effective within the operation term of TAL Beijing, its subsidiaries and schools according to PRC Law, unless earlier terminated by mutual agreement of all parties.

Lebai Information, Lebai Education and its sole shareholder, subsidiaries and schools have entered into an Exclusive Business Service Agreement on October 26, 2015, the terms of which are substantially the same as the agreement of Xinxin Xiangrong summarized above. The term of such agreement is 10 years and will be renewed for another 10 years at Lebai Information’s discretion.

The services under each of these agreements include, but are not limited to, employee training, technology development, transfer and consulting services, public relation services, market survey, research and consulting services, market development and planning services, human resource and internal information management, network development, upgrade and ordinary maintenance services, and software and trademark licensing and other additional services as the parties may mutually agree from time to time. TAL Beijing, Lebai Information or their designated affiliates, owns the exclusive intellectual property rights developed in the performance of these agreements. As consideration for these services, TAL Beijing, Lebai Information or their designated affiliates are entitled to charge the VIEs and VIEs' subsidiaries and schools service fees annually or regularly, and adjust the service fee rates from time to time at their discretion.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements – continued

Call option agreement: Pursuant to the call option agreement entered into in February 2009, by and among TAL Beijing, Xueersi Education, Xueersi Network and their respective shareholders, the respective shareholders of Xueersi Education and Xueersi Network unconditionally and irrevocably granted TAL Beijing or its designated party an exclusive option to purchase from Xueersi Education and Xueersi Network' shareholders, to the extent permitted under PRC law, part of or all the equity interests in Xueersi Education and Xueersi Network, as the case may be, for the minimum amount of consideration permitted by the applicable law without any other conditions.

TAL Beijing, Xinxin Xiangrong and the shareholders of Xinxin Xiangrong have entered into a call option agreement on August 4, 2015. Lebai Information, Lebai Education and the sole shareholder of Lebai Education have entered into a call option agreement on October 26, 2015, the terms of which are substantially the same as the call option agreement summarized above.

Under each of these agreements, TAL Beijing or Lebai Information has sole discretion to decide when to exercise the option, and whether to exercise the option in part or in full. Unless earlier terminated by mutual agreement of all parties, and these agreements shall remain effective until TAL Beijing and Lebai Information exercise their purchase right to purchase all the VIEs' equity interests according to these agreements.

Equity pledge agreement: Pursuant to the equity pledge agreements, dated February 2009, by and among TAL Beijing, Xueersi Education, Xueersi Network and the respective shareholders of Xueersi Education and Xueersi Network, and supplemental agreements, dated June 2010, by and among TAL Beijing, Xueersi Education, Xueersi Network and their respective shareholders, the shareholders of Xueersi Education and Xueersi Network unconditionally and irrevocably pledged all of their equity interests, including the right to receive declared dividends and the voting rights, in the Xueersi Education and Xueersi Network to TAL Beijing to guarantee Xueersi Education and Xueersi Network's performance of their obligations under the exclusive technology support and service agreements. The shareholders of Xueersi Education and Xueersi Network agree that, without prior written consent of TAL Beijing, they will not transfer or dispose the pledged equity interests or create or allow any encumbrance on the pledged equity interests that would prejudice TAL Beijing's interest.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

TAL Beijing, Xinxin Xiangrong and the shareholders of Xinxin Xiangrong have entered into an equity pledge agreement on August 4, 2015. Lebai Information, Lebai Education and the sole shareholder of Lebai Education have entered into an equity pledge agreement on October 26, 2015, the terms of which are substantially the same as the agreements summarized above. These agreements are effective on the date of execution and terminate when all the secured rights under the relevant agreements, as the case may be, are completely fulfilled or terminated in accordance thereof.

Letter of Undertaking: All of the shareholders of Xueersi Education and Xueersi Network have executed a letter of undertaking to covenant with and undertake to TAL Beijing that, if, as the respective shareholders of Xueersi Education and Xueersi Network, such shareholders receive any dividends, interests, other distributions or remnant assets upon liquidation from Xueersi Education and Xueersi Network, such shareholders shall, to the extent permitted by applicable laws, regulations and legal procedures, remit all such income after payment of any applicable tax and other expenses required by laws and regulations to TAL Beijing without any compensation therefore. All the shareholders of Xinxin Xiangrong have made similar undertakings in the option agreement dated August 4, 2015, described above. The sole shareholder of Lebai Education has made similar undertakings in the power of attorney, dated October 26, 2015, described below.

Power of attorney: The shareholders of the VIEs have executed an irrevocable power of attorney appointing TAL Beijing or Lebai Information, as applicable, or any person designated by TAL Beijing or Lebai Information as their attorney-in-fact to vote on their behalf on all matters of the VIEs requiring shareholder approval under PRC laws and regulations and the articles of association of each of the VIEs in August 2009, August 2015 and October 2015. These agreements remain effective during the entire period during which they are shareholders of the VIEs.

The articles of associations of each of the VIEs state that the major rights of the shareholders in shareholders' meeting include the power to approve the operating strategy and investment plan, elect the members of board of directors and approve their compensation and review and approve annual budget and earning distribution plan. Therefore, through the irrevocable power of attorney arrangement TAL Beijing or Lebai Information has the ability to exercise effective control over each of the VIEs respectively through shareholder votes and, through such votes, to also control the composition of the board of directors. As a result of these contractual rights, the Company has the power to direct the activities of each of the VIEs that most significantly impact their economic performance.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Spousal consent letter: The spouse of each shareholder, who is a natural person, of the VIEs has entered into a spousal consent letter to acknowledge that she is aware of, and consents to, the execution by her spouse of the call option agreement described above. Each spouse further agrees that she will not take any actions or raise any claims to interfere with the performance by her spouse of the obligations under the above mentioned agreements.

Deed of undertaking: On June 24, 2013 and July 29, 2013, the Company and Mr. Bangxin Zhang executed a deed of undertaking dated June 24, 2013 and a side letter dated July 29, 2013, respectively (collectively, the “Deed”). Pursuant to the Deed, Mr. Zhang has irrevocably covenanted and undertaken to the Company that:

•	as long as Mr. Bangxin Zhang owns shares in the Company, whether legally or beneficially, and directly or indirectly (including shares held through Mr. Bangxin Zhang’s personal holding company Bright Unison Limited or any other company, trust, nominee or agent, if any), representing more than 50% of the aggregate voting power of the then total issued and outstanding shares of the Company;

•	Mr. Bangxin Zhang will not, directly or indirectly, (i) requisition or call any meeting of shareholders for the purpose of removing or replacing any of existing directors or appointing any new director, or (ii) propose any resolution at any of shareholders meetings to remove or replace any of existing directors or appoint any new director; and should any meeting of shareholders be called by the board of directors or requisitioned or called by shareholders for the purpose of removing or replacing any of the directors or appointing any new director, or if any resolution is proposed at any of shareholder meetings to remove or replace any of the directors or appoint any new director, the maximum number of votes which Mr. Bangxin Zhang will be permitted to exercise shall be equal to the total aggregate number of votes of the then total issued and outstanding shares of the Company held by all members of the Company, other than shares which are owned, whether legally or beneficially, and directly or indirectly by Mr. Bangxin Zhang, less one vote; and

•	Mr. Bangxin Zhang will not cast any votes he has as a director or shareholder (if applicable) on any resolutions or matters concerning enforcing, amending or otherwise relating to the Deed being considered or voted upon by board of directors or shareholders, as the case may be.

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

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to the VIE structure

The Company believes that TAL Beijing and Lebai Information's contractual arrangements with the VIEs and their respective subsidiaries, schools and shareholders are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company's ability to enforce these contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the Group would be subject to fines or potential actions by the relevant PRC regulatory authorities with broad discretions, which could include:

•	revoke the Group's business and operating licenses;
•	require the Group to discontinue or restrict its operations;
•	limit the Group's business expansion in China by way of entering into contractual arrangements;
•	restrict the Group's right to collect revenues or impose fines;
•	block the Group's websites;
•	require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate its businesses, staff and assets;
•	impose additional conditions or requirements with which the Group may not be able to comply; or
•	take other regulatory or enforcement actions against the Group that could be harmful to its business.

The imposition of any of these penalties could result in a material adverse effect on the Company's ability to conduct the Group's business. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the activities of the VIEs, and the VIEs' subsidiaries and schools, or the right to receive their economic benefits, the Company would no longer be able to consolidate the VIEs, and the VIEs' subsidiaries and schools. The Company does not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation or dissolution of the Company, TAL Beijing, Lebai Information, or the VIEs and their respective subsidiaries and schools.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to the VIE structure-continued

The four legal owners of Xueersi Education and Xueersi Network are Mr. Bangxin Zhang, Mr. Yachao Liu, Mr. Yunfeng Bai, and Mr. Yundong Cao, and the three legal owners of Xinxin Xiangrong are Mr. Zhang, Mr. Liu and Mr. Bai and the sole legal owner of Lebai Education is Xueersi Education. Mr. Zhang, Mr. Liu and Mr. Bai are shareholders and directors or officers of TAL Education Group. Mr. Cao is a beneficial owner of TAL Education Group. Xueersi Education is a VIE of the Group. The interests of Mr. Zhang, Mr. Liu, Mr. Bai and Mr. Cao as beneficial owners of Xueersi Education, Xueersi Network and Xinxin Xiangrong may differ from the interests of the Group as a whole, since these parties’ respective equity interests in Xueersi Education, Xueersi Network and Xinxin Xiangrong may conflict with their respective equity interests in the Group. When conflicts of interest arise, it is possible that any or all of these individuals may not act in the best interests of the Group, and such conflicts may not be resolved in the Group’s favor. In addition, these individuals may breach, or cause Xueersi Education, Xueersi Network and Xinxin Xiangrong, their subsidiaries and schools to breach, or refuse to renew, the existing contractual arrangements the Group has with them and Xueersi Education, Xueersi Network and Xinxin Xiangrong, their subsidiaries and schools. Other than the aforementioned deed of undertaking the Group entered with Mr. Zhang, the Group currently does not have any arrangements to address potential conflicts of interest between these individuals and the Company. To a large extent, the Group relies on the legal owners of Xueersi Education, Xueersi Network and Xinxin Xiangrong to abide by the laws of the Cayman Islands and China, which provide that directors and officers owe a fiduciary duty to the Company that requires them to act in good faith and in the best interests of the Company and not to use their positions for personal gains. If the Group cannot resolve any conflict of interest or dispute between it and these individuals, the Group would have to rely on legal proceedings, which could result in disruption of its business and subject it to substantial uncertainty as to the outcome of any such legal proceedings.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

The following consolidated financial statement balances and amounts of the Company's VIEs and their subsidiaries and schools, were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions among the Company, its subsidiaries, its VIEs and VIEs’ subsidiaries and schools in the Group.

	As of February 28,	As of February 29,
	2015	2016
Cash and cash equivalents	$161,603,461	$239,371,252
Term deposits	542,308	8,090,042
Prepaid expenses and other current assets	34,612,547	24,983,517

Total current assets	196,758,316	272,444,811

Property and equipment, net	62,763,402	82,652,777
Other non-current assets	43,322,163	163,504,716

Total assets	302,843,881	518,602,304

Deferred revenue-current	154,982,001	260,137,064
Accrued expenses and other current liabilities	38,436,846	80,414,871

Total current liabilities	193,418,847	340,551,935

Total non-current liabilities	215,764	9,510,846

Total liabilities	$193,634,611	$350,062,781

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29,
	2014	2015	2016

Net revenues	$272,231,845	$393,401,571	$575,928,039
Net income	$86,108,986	$121,489,140	$175,088,200

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29,
	2014	2015	2016

Net cash provided by operating activities	$53,427,076	$85,654,272	$200,357,576
Net cash provided by/(used in) investing activities	$6,192,159	$(60,089,867)	$(111,318,060)

As of February 28, 2014 , 2015 and February 29, 2016, the balance of the amount payable by the VIEs and their subsidiaries and schools to TAL Beijing, Lebai Information or their designated affiliates related to the service fees was $20.6 million, $18.7 million and $17.9 million, respectively, and was eliminated upon consolidation. There are no consolidated VIEs' assets that are collateral for the VIEs' obligations and can only be used to settle the VIEs' obligation.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

The following consolidated financial statement balances and amounts of the Company and its subsidiaries, excluding the Company's VIEs and VIEs' subsidiaries and schools, were included in the accompanying consolidated financial statements after the elimination of inter-company transactions and balances among the Company, its subsidiaries, its VIEs and VIEs’ subsidiaries and schools in the Group:

	As of February 28,	As of February 29,
	2015	2016

Cash and cash equivalents	$308,553,969	$194,670,784
Term deposits	20,687,455	9,202,594
Prepaid expenses and other current assets	13,432,794	39,541,385

Total current assets	342,674,218	243,414,763

Property and equipment, net	30,812,246	31,976,906
Other non-current assets	96,084,292	267,385,060

Total assets	469,570,756	542,776,729

Deferred revenue-current	22,657,938	20,797,686
Accrued expenses and other current liabilities	16,478,238	21,813,806

Total current liabilities	39,136,176	42,611,492

Total non-current liabilities	226,073,034	227,967,273

Total liabilities	$265,209,210	$270,578,765

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29,
	2014	2015	2016

Net revenues	$41,663,360	$40,567,998	$44,020,738
Net loss	$(25,503,214)	$(54,345,119)	$(72,332,000)

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29,
	2014	2015	2016

Net cash provided by/ (used in) operating activities	$48,131,290	$61,923,715	$(12,639,156)
Net cash used in investing activities	$(23,595,025)	$(85,695,143)	$(104,033,927)
Net cash provided by financing activities	$-	$201,837,942	$645,989

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of their statutory reserve and their paid in capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 22 for disclosure of restricted net assets.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

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

Consolidation of Variable Interest Entities

The Company through TAL Beijing and Lebai Information, wholly owned foreign enterprises, has executed a series of contractual agreements with its VIEs, the VIEs’ subsidiaries and schools and the VIEs’ nominee shareholders. For a description of these contractual arrangements, see “Note 1 Organization and Principal Activities—The VIE Arrangements”. These contractual agreements do not provide TAL Beijing and Lebai Information with an equity interest in legal form in the VIEs. As the Company holds no legal form of equity ownership in the VIEs, the Company applied the variable interest entity consolidation model as set forth in Accounting Standards Codification 810, Consolidation (“ASC 810”) instead of the voting interest model of consolidation.

By design, the contractual agreements provide TAL Beijing and Lebai Information with a right to receive benefits equal to substantially all of the net income of these entities, and thus under ASC 810 these agreements are considered variable interests. Subsequent to identifying any variable interests, any party holding such variable interests must determine if the entity in which the interest is held is a variable interest entity and subsequently which reporting entity is the primary beneficiary of, and should therefore consolidate, the variable interest entity. Among other reasons, an entity is considered a variable interest entity if the holders of the equity investment at risk in the entity, as a group, lack any one of the following characteristics of a controlling financial interest:

•	The power, through voting rights or similar rights, to direct the activities of the entity that most significantly impact the entity’s economic performance

•	The obligation to absorb the entity’s expected losses, or

•	The right to receive the entity’s expected residual returns

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

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

As a result of the contractual arrangements, the nominee shareholders of the VIEs lack the characteristics of a controlling financial interest in the VIEs and therefore the VIEs are considered to be variable interest entities under ASC 810. The contractual arrangements, by design, provide TAL Beijing and Lebai Information the power to direct the activities that most significantly impact the economic performance of the VIEs and the right to receive substantially all the benefits of the VIEs, which causes TAL Beijing and Lebai Information to be the primary beneficiaries of the VIEs, and accordingly TAL Beijing and Lebai Information consolidate their operations.

Determining whether TAL Beijing and Lebai Information are the primary beneficiaries requires a careful evaluation of the facts and circumstances, including whether the contractual agreements are substantive under the applicable legal and financial reporting frameworks, i.e. PRC law and U.S. GAAP. The Company continually reviews its corporate governance arrangements to ensure that the contractual agreements are indeed substantive.

The Company has determined that the contractual agreements are in fact valid and legally enforceable. Such arrangements were entered into in order to comply with the underlying legal and/or regulatory restrictions that govern the ownership of a direct equity interest in the VIEs. In the opinion of the Company's PRC counsel, Tian Yuan Law Firm, the contracts are legally enforceable under PRC law. See “Note 1 Organization and Principal Activities—The VIE Arrangements”.

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

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Consolidation of Variable Interest Entities - continued

Although the contractual arrangements between TAL Beijing and its VIEs were designed to provide TAL Beijing with the characteristics of a controlling financial interest regardless of the respective shareholdings of Mr. Bangxin Zhang, during the period between November 23, 2011 and June 24, 2013, Mr. Bangxin Zhang’s majority voting interest in the Company, when combined with his status as a majority nominee shareholder in the VIEs, could have constrained the ability of the Company to exercise its rights under the contractual agreements. This is due to the fact that Mr. Bangxin Zhang’s majority voting interest in the Company provided him with the legal ability to control the composition of a majority of the board of directors and therefore may have provided him with the legal ability to affect whether or not the Company could exercise the rights contained in the contractual agreements. Mr. Bangxin Zhang did not exercise this power at any time during the period in which he held a majority voting interest in the Company and during such period. In fact, there was no change in the composition of the board of directors or in the day-to-day operations of the Company during the period.

On June 24, 2013 and July 29, 2013, the Company and Mr. Bangxin Zhang executed a deed of undertaking dated June 24, 2013 and a side letter dated July 29, 2013, respectively (collectively, the “Deed”). Pursuant to the terms of the Deed, as long as Mr. Bangxin Zhang owns a majority voting interest, whether legally or beneficially, and directly or indirectly, in Company, (1) Mr. Bangxin Zhang cannot requisition or call a meeting of shareholders or propose a shareholders resolution to appoint or remove a director, (2) if shareholders are asked to appoint or remove a director, the maximum number of votes which Mr. Bangxin Zhang will be permitted to exercise in connection with such shareholder approval is equal to the total aggregate number of votes of the then total issued and outstanding shares of the Company held by all members of the Company, other than shares which are owned, whether legally or beneficially, and directly or indirectly by Mr. Bangxin Zhang, less one vote and (3) if shareholders or board of directors are asked to consider or approve any matter related to the Deed, Mr. Bangxin Zhang cannot exercise his voting power.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

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

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenue, costs, and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Significant accounting estimates reflected in the Group's consolidated financial statements include purchase price allocation relating to business acquisitions, the forfeiture rate for share-based compensation, valuation allowance for deferred tax assets, the useful lives of property and equipment and intangible assets, impairment of intangible assets, long-lived assets, goodwill and long term investments, fair value assessment of long-term investments and consolidation of variable interest entities.

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

Short-term investments

Short-term investments represent interest-bearing deposits placed with financial institutions which are restricted as to withdrawal and use. The investments are issued by financial institutions in China with return rates indexed to performance of underlying assets. The original maturities of the short-term investments are greater than three months, but less than twelve months.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

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

Business combinations

Business combinations are recorded using the acquisition method of accounting. The assets acquired, the liabilities assumed, and any noncontrolling interests of the acquiree at the acquisition date, if any, are measured at their fair values as of the acquisition date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interest of the acquiree and fair value of previously held equity interest in the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as of the date of acquisition.

Where the consideration in an acquisition includes contingent consideration the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability it is subsequently carried at fair value with changes in fair value reflected in earnings.

In a business combination achieved in stages, the Group remeasures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the remeasurement gain or loss, if any, is recognized in the consolidated statements of operations.

As disclosed in Note 3, during the year ended February 29, 2016, the Group acquired Firstleap and Yinghe Youshi.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Acquired intangible assets, net

Acquired intangible assets other than goodwill consist of trade name, domain names, partnership agreement, student base, non-compete agreements, copy rights, education licenses, customer relationship, concession, user base and technology, and are carried at cost, less accumulated amortization and impairment. Amortization of finite-lived intangible assets is computed using the straight-line method over the estimated useful lives. Student base is amortized using the estimated attrition pattern and graduation rates of the acquired schools. The amortization periods by major intangible asset classes are as follows:

Trade name	10.0 years
Copyrights	3.0-5.0 years
Student base	3.5-7.0 years
Partnership agreement	2.6-3.5 years
Domain names	3.0 years
Non-compete agreements	2.0-3.0 years
Education licenses	0.9-5.0 years
Customer relationship	3.0-5.0 years
Concession	3.0-5.0 years
User base	5.0 years
Technology	5.0 years

The Group did not incur impairment loss on acquired intangible assets for the years ended February 28, 2014, 2015 and February 29, 2016.

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

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheets as goodwill. Goodwill is not amortized, but tested for impairment annually or more frequently if event and circumstances indicate that it might be impaired.

ASC 350-20 permits the Company to first assess qualitative factors to determine whether it is "more likely than not" that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. Absent from any impairment indicators, the Group performs its annual impairment test on the last day of each fiscal year.

The Group does not choose to perform the assessment of qualitative factors for goodwill impairment and performed its annual impairment test using a two-step approach. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liabilities representing the implied fair value of goodwill.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Long-term investments

The Group’s long-term investments consist of cost method investments, equity method investments, available-for-sale investments and fair value option investments.

Cost method investments

For investee companies over which the Group neither has significant influence nor control through investment in common shares or in-substance common shares and which do not have readily determinable fair value, the Group accounts for the investments in cost method, under which the Group carries the investments at cost and recognize as income for any dividend received from distribution of the investee’s earnings.

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

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Long-term investments - continued

Equity method investments

Investee companies over which the Group has the ability to exercise significant influence, but does not have a controlling interest through investment in common shares or in-substance common shares, are accounted for using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate. For certain investments in limited partnerships, where the Group holds less than a 20% equity or voting interest, the Group may also have significant influence.

Under the equity method, the Group initially records its investment at cost and subsequently recognizes the Group’s proportionate share of each equity investee’s net income or loss after the date of investment into earnings and accordingly adjusts the carrying amount of the investment. If financial statements of an investee cannot be made available within a reasonable period of time, the Group records its share of the net income or loss of an investee on a one quarter lag basis in accordance with ASC 323-10-35-6.

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

Available-for-sale investments

For investments in investees' preferred shares which are determined to be debt securities, the Group accounts for them as available-for-sale investments when they are not classified as either trading or held-to-maturity investments. Available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income as a component of shareholders’ equity. Realized gains and losses and provision for decline in value judged to be other than temporary, if any, are recognized in the consolidated statements of operations.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Long-term investments - continued

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

Fair value of financial instruments is discussed in Note 13.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition

The Group recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured. Revenue is reported net of business tax.

The primary sources of the Group's revenues are as follows:

(a)	Educational programs and services

The educational programs and services primarily consist of after-school group tutoring (including Xueersi Peiyou small class, Mobby courses and Firstleap) and after-school one-on-one tutoring. Tuition revenue is generally collected in advance and is initially recorded as deferred revenue. Tuition revenue is recognized proportionately as the tutoring sessions are delivered. The revenue for educational programs and services for the years ended February 28, 2014, 2015 and February 29, 2016 are $303,842,180, $415,002,434 and $585,046,737, respectively.

Generally, for Xueersi Peiyou small class courses consisting of more than seven classes per course, the Group offers refunds for any remaining classes to students who decide to withdraw from a course, provided the course is less than two-thirds completed at the time of withdrawal. The refund is equal to and limited to the amount related to the undelivered classes. After two-thirds of a Xueersi Peiyou small class course is delivered, no refund will be provided. For Xueersi Peiyou small class courses with less than seven classes, no refund will be provided after the commencement of the courses. In a few cities, the Group offers refunds equal to and limited to the amount related to all the undelivered classes regardless of the length of the courses. For Mobby courses, the Group offers refunds of 60% of courses fees received to students that withdraw from a course, provided the course is less than one-third completed at the time of withdrawal. After one-third of the course is completed, no refund will be provided. For Firstleap, the Group offers refunds of 50% of courses fees received to students that withdraw from a course, provided the course is less than one-third completed at the time of withdrawal. After one-third of the course is completed but less than half of the courses completed at the time of withdrawal, one-third of the courses fees could be refunded. After half of the course is completed, no refund will be provided. For personalized premium services, a student can withdraw at any time and receive a refund equal to and limited to the amount related to the undelivered classes. The refund is recorded as a reduction of the related deferred revenue and has no impact on the recognized revenue. Historically, the Group has not experienced material refunds on the recognized revenue, and as such, no accrual for estimated refunds is deemed necessary.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition – continued

(a)	Educational programs and services – continued

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

(b)	Online education services through www.xueersi.com

The online education services provided by the Group through www.xueersi.com to its students include live class and pre-recorded course content and the revenue for the years ended February 28, 2014, 2015 and February 29, 2016 are $9,289,431, $15,489,758 and $24,710,561, respectively.

Students enroll for online courses through www.xueersi.com by the use of prepaid study cards or payment to the Group's on-line accounts. The proceeds collected are initially recorded as deferred revenue. For live class courses, revenues are recognized proportionately as the tutoring sessions are delivered. For pre-recorded course content, revenues are recognized on a straight line basis over the subscription period from the date in which the students activate the courses to the date in which the subscribed courses end. Refunds are provided to the students who decide to withdraw from the subscribed courses within the course offer period, which generally ranges from five to fifteen months, and a proportional refund is based on the percentage of untaken courses to the total courses offered. Historically, the Group has not experienced material refunds on the recognized revenue, and as such, no accrual for estimated refunds is deemed necessary.

(c)	Sales of educational materials, online advertising services and others

The Group sells educational materials to students at the Group’s service centers. Also, the Group has several online platforms through which they provide online advertising services. Revenue is recognized after a contract is signed, the price is fixed or determinable, educational materials or advertising services are delivered and collection of the receivables is reasonably assured. The revenue from sales of educational materials, online advertising services and others for the years ended February 28, 2014, 2015 and February 29, 2016 are $763,594, $3,477,377 and $10,191,479, respectively.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

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

In July 2012, the Ministry of Finance and the State Administration of Taxation jointly issued a circular regarding the pilot collection of VAT in lieu of business tax in certain areas and industries in the PRC. Implementation of such VAT pilot program was phased into Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. The Group's online education services and inter-company technical services which were previously subject to business tax are therefore subject to VAT at the rate of 6% of revenue for general VAT payer and hence Beijing Xintang Sichuang, TAL Beijing, Xueersi Education and Yidu Huida are deemed as general VAT payer at the rate of 6% since the policy was effective as of September 2012. Zhixuesi Beijing is deemed as general VAT payer at the rate of 6% since August 2013. Tianjin Education is deemed as general VAT payer at the rate of 6% since January 2014. Qingdao Education is deemed a general VAT payer at the rate of 6% since April 2014. Xinxin Xiangrong, Tianjin Dongxuetang, and Changsha Education are deemed general VAT payers at the rate of 6% since June 2015, January 2016, and January 2016, respectively.

Beijing Xintang Sichuang sells certain software related products to third parties that are qualified as "software products" by PRC tax authorities and pays VAT at 17% first and then receive 14% refund after it is paid. The VAT refund receivables are recorded on accrual basis. Xueersi Education enjoys VAT exemption for book sales from February 2014 to July 2017.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Business tax

Except the aforementioned entities subject to VAT, the Company's PRC subsidiaries, VIEs and VIEs' subsidiaries and schools are subject to business tax and surcharges at a rate of 3.3% to 5.6% on revenues related to certain types of services. The net revenues are presented net of those taxes incurred.

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

Advertising costs

The Group expenses advertising costs as incurred. Total advertising costs incurred were $2,779,346, $3,276,393 and $2,637,778 for the years ended February 28, 2014, 2015 and February 29, 2016, respectively, and have been included in selling and marketing expenses in the consolidated statements of operations.

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

Government subsidies received totaled $1,092,286, $440,210 and $3,301,463 for the years ended February 28, 2014, 2015 and February 29, 2016, respectively. The Group recorded $1,104,750, $464,327 and $3,327,169 government subsidies as other income for the years ended February 28, 2014, 2015 and February 29, 2016, respectively.

Foreign currency translation

The functional and reporting currency of the Company is the United States dollar. The functional currency of the Company's PRC subsidiaries, VIEs and VIEs' subsidiaries and schools in the PRC is Renminbi ("RMB").

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation - continued

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the year are converted into the functional currencies at the applicable rates of exchange prevailing at the transaction dates. Transaction gains and losses are recognized in the consolidated statements of operations. For the years ended February 28, 2014, 2015 and February 29, 2016, the Group recorded exchange gains of $1,026,482, exchange loss of $1,691,122 and $5,186,540 respectively in other income/expense in the consolidated statements of operations.

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

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents, term deposits and restricted cash of the Group included aggregate amounts of $452,532,392 and $372,001,401 as of February 28, 2015 and February 29, 2016, respectively, which were denominated in RMB.

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

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Income taxes - continued

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

Financial instruments

The Group's financial instruments consist primarily of cash and cash equivalents, term deposits, restricted cash, short-term investments, amounts due from related parties and amounts due to related parties, accounts payable, income tax payable and bond payable. The carrying amounts of these financial instruments, except for bond payable, approximate their fair values because of their generally short maturities.

Net income per share

Basic net income per share is computed by dividing net income attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised into common shares. Common share equivalents are excluded from the computation of the diluted net income per share in years when their effect would be anti-dilutive. The Group has share options, non-vested shares and bond payable which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted net income per share, the effect of the share options and non-vested shares is computed using the treasury stock method. The dilutive effect of the bond payable is computed using as-if converted method.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements adopted

In April 2014, the Financial Accounting Standards Board ("FASB") issued a new pronouncement which amends to change the criteria for reporting discontinued operations while enhancing disclosures in this area. It also addresses sources of confusion and inconsistent application related to financial reporting of discontinued operations guidance in U.S. GAAP.

Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization’s operations and financial results. Examples include a disposal of a major geographic area, a major line of business, or a major equity method investment.

In addition, the new guidance requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations.

The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. This disclosure will provide users with information about the ongoing trends in a reporting organization’s results from continuing operations. The amendments are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2014. Early adoption is permitted. The Group adopted this ASU on March 1, 2015 and the effects of the pronouncement have been reflected in the consolidated financial statements.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted

In May 2014, the Financial Accounting Standards Board (“FASB”) issued a new pronouncement which affects any entity using U.S. GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles—Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU.

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

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted-continued

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

2.	Retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application. If an entity elects this transition method it also should provide the additional disclosures in reporting periods that include the date of initial application of:

•	The amount by which each financial statement line item is affected in the current reporting period by the application of this ASU as compared to the guidance that was in effect before the change.

•	An explanation of the reasons for significant changes.

The Group is in the process of evaluating the impact of this pronouncement to its consolidated financial statements.

In June 2014, the FASB issued a new pronouncement which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation – Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved.

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

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

In February 2015, the FASB issued the ASU 2015-02, “Amendments to the Consolidation Analysis”.  The objective of issuing the amendments is to change the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. The amendments are an improvement to current U.S. GAAP because they simplify the Codification and reduce the number of consolidation models through the elimination of the indefinite deferral of Statement 167 and because they place more emphasis on risk of loss when determining a controlling financial interest.  The amendments are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. A reporting entity may apply the amendments in this Update using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption. A reporting entity also may apply the amendments retrospectively. The Group plans to apply this standard beginning in fiscal year 2017 and does not expect this guidance to have a material impact on the Group’s consolidated financial statements.

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

The amendments are effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. A reporting entity should apply the amendments retrospectively to all periods presented. The retrospective approach requires that an investment for which fair value is measured using the net asset value per share practical expedient be removed from the fair value hierarchy in all periods presented in an entity’s financial statements. Earlier application is permitted. The Group does not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

In September 2015, the FASB issued a new pronouncement ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. To simplify the accounting for adjustments made to provisional amounts recognized in a business combination, the amendments eliminate the requirement to retrospectively account for those adjustments. Under this ASU, an acquirer must recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The ASU also requires acquirers to present separately on the face of the income statement, or disclose in the notes, the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. For public business entities, the ASU is effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The ASU must be applied prospectively to adjustments to provisional amounts that occur after the effective date. Early adoption is permitted for financial statements that have not been issued. The Company does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In November 2015, the FASB issued a new pronouncement ASU 2015-17 which changes how deferred taxes are classified on organizations’ balance sheets. The ASU eliminates the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent.

The amendments apply to all organizations that present a classified balance sheet. For public companies, the amendments are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. This ASU may be applied prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Group does not expect the adoption of this guidance will have a significant effect on the Group's consolidated financial statements.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

In January 2016, the FASB issued a new pronouncement ASU 2016-01 which is intended to improve the recognition and measurement of financial instruments. The ASU affects public and private companies, not-for-profit organizations, and employee benefit plans that hold financial assets or owe financial liabilities.

The new guidance makes targeted improvements to existing U.S. GAAP by:

•     Requiring equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income;

•     Requiring public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes;

•     Requiring separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements;

•     Eliminating the requirement to disclose the fair value of financial instruments measured at amortized cost for organizations that are not public business entities;

•     Eliminating the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; and

•     Requiring a reporting organization to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk (also referred to as “own credit”) when the organization has elected to measure the liability at fair value in accordance with the fair value option for financial instruments.

The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The new guidance permits early adoption of the own credit provision. Adoption of the amendment must be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, except for amendments related to equity instruments that do not have readily determinable fair values which should be applied prospectively. The Group does not expect the adoption of this guidance will have a significant effect on the Group's consolidated financial statements.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Group is in the process of evaluating the impact that this guidance will have on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-06, Contingent Put and Call Options in Debt Instruments.  The amendments apply to all entities that are issuers of or investors in debt instruments (or hybrid financial instruments that are determined to have a debt host) with embedded call (put) options. The Amendments clarify the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts, which is one of the criteria for bifurcating an embedded derivative.  An entity performing the assessment under the amendments is required to assess the embedded call (put) options solely in accordance with the four-step decision sequence. Consequently, when a call (put) option is contingently exercisable, an entity does not have to assess whether the event that triggers the ability to exercise a call (put) option is related to interest rates or credit risks.  The amendments are an improvement to GAAP because they eliminate diversity in practice in assessing embedded contingent call (put) options in debt instruments. For public companies, the amendments are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. An entity should apply the amendments on a modified retrospective basis to existing debt instruments as of the beginning of the fiscal year for which the amendments are effective. The Group does not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

In March 2016, the FASB issued ASU No. 2016-07, Simplifying the Transition to the Equity Method of Accounting.  The amendments eliminate the requirement that when an investment qualified for use of the equity method as a result of an increase in the level of ownership interest or degree of influence, an investor must adjust the investment, results of operations, and retained earnings retroactively on a step-by-step basis as if the equity method had been in effect during all previous periods that the investment had been held.  The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previous held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. Therefore, upon qualifying for the equity method of accounting, no retroactive adjustment of the investment is required. The amendments require that an entity that has an available-for-sale equity security that becomes qualified for the equity method of accounting recognize through earnings the unrealized holding gain or loss in accumulated other comprehensive income at the date the investment becomes qualified for use of the equity method.  The amendments are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016.  The amendments should be applied prospectively upon their effective date to increase in the level of ownership interest or degree of influence that result in the adoption of the equity method.  Earlier application is permitted. The Group does not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718). The new guidance simplifies certain aspects related to income taxes, statement of cash flows, and forfeitures when accounting for share-based payment transactions. This new guidance will be effective for the Company for the first reporting period beginning after December 15, 2016, with earlier adoption permitted. Certain of the amendments related to timing of the recognition of tax benefits and tax withholding requirements should be applied using a modified retrospective transition method. Amendments related to the presentation of the statement of cash flows should be applied retrospectively. All other provisions may be applied on a prospective or modified retrospective basis. For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early application will be permitted. The Group is in the process of evaluating the impacts of the adoption of this ASU.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

3.	BUSINESS ACQUISITION

Business acquisitions in fiscal year 2016:

During the year ended February 29, 2016, the Group made two business acquisitions. Each acquisition has been recorded using the acquisition method of accounting, and accordingly, the acquired assets and liabilities assumed were recorded at their fair value at the date of acquisition. The results of these acquired entities' operations have been included in the consolidated financial statements since the date of acquisition. Goodwill primarily represents the expected synergies from combining the acquired businesses with the business of the Group.

Acquisition of Firstleap

In September 2015, the Group entered into a share purchase agreement to acquire 100% of equity interest in Firstleap, which provides all-subject tutoring services in English to children aged from 2 to 15 years old in China. The consideration included 1) cash of $37,708,811, of which $36,644,205 had been paid before February 29, 2016 and $1,064,606 was paid in March 2016, and 2) common shares valued at $8,869,959.

The purchase price was allocated as of January 22, 2016, the date of acquisition, as follows:

		Amortization
	US$	period

Cash and cash equivalents	$20,942,238
Other current assets	5,610,330
Property and equipment, net	5,423,538
Rental deposit	1,228,525
Intangible assets
Student base	4,547,390	7 years
Trade name	5,079,693	10 years
Goodwill	61,701,300
Other current liabilities	(13,260,800)
Deferred revenue	(45,093,685)
Noncontrolling interest	400,241

Total purchase consideration	$46,578,770

The purchase price allocation described above was determined by the Group based on a valuation analysis provided by an independent appraiser. The fair value of the purchased intangible assets was measured by using the “income approach-excess earnings” and “relief from royalty” valuation methods.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

3.	BUSINESS ACQUISITION-continued

Business acquisitions in fiscal year 2016 –continued:

Acquisition of Yinghe Youshi

In January 2015, the Group acquired 38.37% equity interest in Yinghe Youshi, an online education company who primarily provides online preparation services of English tests for study abroad purposes, with a consideration of $4,284,233 in cash. In February 2016, the Group increased its shareholding to 70.51% with a cash consideration of $7,856,523. The Group obtained control of the acquiree and applied acquisition method of accounting on the date control was obtained.

The purchase price consisted of the following:

US$

Cash consideration	$7,856,523
Fair value of the 38.37% equity interest:
Carrying amount	4,284,233
Gain on remeasurement of fair value of noncontrolling equity investment	971,681

Total	$13,112,437

The purchase price was allocated as of February 1, 2016, the date of acquisition, as follows:

		Amortization
	US$	period

Cash and cash equivalents	$1,934,630
Other current assets	759,555
Property and equipment, net	258,353
Intangible assets
Technology	1,460,032	5 years
Trade name	1,353,571	10 years
Goodwill	12,999,277
Other current liabilities	(881,415)
Deferred tax liabilities	(771,840)
Noncontrolling interest	(3,999,726)

Total purchase consideration	$13,112,437

The purchase price allocation described above was determined by the Group based on a valuation analysis provided by an independent appraiser. The fair value of the purchased intangible assets was measured by using the “relief from royalty” valuation method.

The results of operations for all these acquired entities have been included in the Group’s consolidated financial statements from their respective acquisition dates. The acquired goodwill is not deductible for tax purposes.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

3.	BUSINESS ACQUISITION-continued

Business acquisitions in fiscal year 2016 –continued:

The following summarized unaudited pro forma results of operations for the years ended February 28, 2015 and February 29, 2016 assuming that these two acquisitions during the year ended February 29, 2016 occurred as of March 1, 2014. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred as of March 1, 2014, nor is it indicative of future operating results.

	For the years ended
	February 28/29,
	2015	2016
	(Unaudited)	(Unaudited)
Pro forma net revenues	$459,447,759	$660,332,001
Pro forma net income	$52,981,781	$94,756,008
Pro forma net income per share - basic	$0.33	$0.59
Pro forma net income per share - diluted	$0.32	$0.52

Business acquisitions in fiscal year 2015:

During the year ended February 28, 2015, the Group made three business acquisitions. Each acquisition has been recorded using the acquisition method of accounting, and accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. The results of these acquired entities’ operations have been included in the consolidated financial statements since the date of acquisition. Goodwill primarily represents the expected synergies from combining the acquired business with the business of the Group.

Acquisition of Muchong.com

In December 2014, the Group acquired 100% of equity interest in Muchong.com, a website of academic research, with total consideration of $10,000,000, of which $5,000,000 has been paid in cash as of February 28, 2015. According to the acquisition agreements, the other $5,000,000 of the total consideration is contingent upon the original shareholder’s continuing employment with the Group for at least two years after the acquisition. As the contingent consideration arrangement would be automatically forfeited if the original shareholder terminates his employment with the Group, the amount has been accounted for as employment compensation for post-combination services of the original shareholder.

The purchase price was allocated as of December 26, 2014, the date of acquisition as follows:

		Amortization
	US$	period

Intangible assets
Trade name	$1,095,000	10 years
User base	193,000	5 years
Goodwill	3,712,000

Total	$5,000,000

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

3.	BUSINESS ACQUISITION-continued

Business acquisitions in fiscal year 2015-continued:

The purchase price allocation described above was determined by the Group based on a valuation analysis provided by an independent appraiser. The fair value of the purchased intangible assets was measured by using the “income approach-excess earnings” and “relief from royalty” valuation method.

Other acquisitions

The Group acquired 65% of ownership interest in Jingshi Shifan, which is primarily engaged in organizing contests and culture communication, for which the consideration of $630,384 was paid in full as of February 28, 2015. The intangible assets, goodwill and noncontrolling interest acquired from the acquisition were $404,523, $561,425 and $291,817, respectively.

The Group acquired 100% of equity interest in Gaokaopai, a professional website providing university and college enrollment information for high school students, for a total consideration of $638,009 in cash, of which $446,605 was paid as of February 28, 2015 and a contingent consideration of 44,000 non-vested shares was granted to Gaokaopai’s original founder in exchange for his continued employment with the Group. The non-vested shares will vest in four equal installments on January 26 of each year from 2016 to 2019, assuming his continued employment for each period. The unvested shares will be automatically forfeit if he terminates his employment prior to the vesting date. The Group accounts for the non-vested shares as share based compensation. The intangible assets and goodwill from this acquisition were $79,751 and $558,258, respectively.

The results of operations for all these acquired entities have been included in the Group’s consolidated financial statements from their respective acquisition dates. The acquired goodwill is not deductible for tax purposes.

The following summarized unaudited pro forma results of operations for the years ended February 28, 2014 and 2015 assuming that these three acquisitions during the year ended February 28, 2015 occurred as of March 1, 2013. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred as of March 1, 2013, nor is it indicative of future operating results.

	For the years ended
	February 28,
	2014	2015
	(Unaudited)	(Unaudited)
Pro forma net revenues	$314,304,931	$434,205,910
Pro forma net income	$60,681,648	$66,917,495
Pro forma net income per share - basic	$0.39	$0.42
Pro forma net income per share - diluted	$0.38	$0.41

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

4.	SHORT-TERM INVESTMENTS

Short-term investments consist of financial products purchased from financial institutions with return rates indexed to the performance of underlying assets. The investments are classified as held-to-maturity investments as the Group has the positive intent and ability to hold the investments to maturity. The maturities of these financial products range from three months to less than twelve months.

Short-term investments are measured at costs which approximate the fair values in the consolidated balance sheets. There was no impairment on such investments during the years ended February 28, 2014, 2015 and February 29, 2016.

Short-term investments consisted of the following:

	As of	As of
	February 28,	February 29,
	2015	2016

Held-to-maturity investments	$765,611	$27,470,431

	$765,611	$27,470,431

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of	As of
	February 28,	February 29,
	2015	2016

Prepaid rental	$12,957,179	$13,916,820
Prepayments to suppliers (1)	7,042,279	7,954,634
Interest receivable	2,876,719	1,977,686
Loan receivables (2)	10,965,787	-
Staff advances (3)	771,046	1,851,588
Loan to employees(4)	-	1,617,703
Deposit with third parties	845,362	709,653
ADR receivable	207,000	115,000
Study cards receivable	49,766	36,028
Receivable from rendered online advertising services	930,461	1,252,775
VAT refund receivable	268,392	7,612
Others	1,271,420	2,597,908

	$38,185,411	$32,037,407

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS-continued

(1)	Prepayments to suppliers were primarily for advertising fees and server hosting fees.

(2)	Loan receivables were primarily made up of bridge loans to third-parties with maturity terms less than one year. According to the loan agreements, upon maturity, these loans will be settled through repayment or conversion to equity interests of the borrowers at the Group's discretion.

(3)	Staff advances were provided to employees primarily for traveling, office expenses and related use which are subsequently expensed as incurred.

(4)	The Group offers housing benefit plan to employees who have been employed by the Group for three years or more and met certain performance criteria. Under this benefit plan, the eligible employees receive interest-free loans for purposes of home purchases. Each loan has a term of four years and must be repaid by equal annual installments.

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of	As of
	February 28,	February 29,
	2015	2016

Building	$63,707,645	$60,699,864
Leasehold improvement	24,788,436	52,091,845
Computer, network equipment and software	28,523,709	40,073,992
Vehicles	923,040	784,921
Office equipment and furniture	4,192,569	7,002,411

Total cost of property and equipment	122,135,399	160,653,033
Less: accumulated depreciation	(28,559,751)	(46,023,350)

	$93,575,648	$114,629,683

For the years ended February 28, 2014, 2015 and February 29, 2016, depreciation expense was $9,549,852, $11,728,577 and $18,156,263, respectively.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

7.	INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of	As of
	February 28,	February 29,
	2015	2016

Domain names	$2,077,796	$2,077,796
Trade name	2,145,262	8,578,526
Copyrights	1,648,532	1,648,532
Student base	221,082	4,768,472
Technology	63,801	1,523,833
Partnership agreement	349,783	349,783
Non-compete agreements	49,846	49,846
Education licenses	144,074	297,861
Customer relationship	426,839	426,839
Concession	404,523	404,523
User base	193,000	193,000

Total cost of intangible assets	7,724,538	20,319,011
Less: accumulated amortization	(4,126,372)	(5,153,133)
Add: foreign exchange difference	89,089	28,543

	$3,687,255	$15,194,421

Domain names and copyrights were acquired from third parties and the rest of intangible assets were recorded as a result of acquisitions.

The Group recorded amortization expense of $461,482, $737,203 and $1,026,761 for the years ended February 28, 2014, 2015 and February 29, 2016, respectively.

Estimated amortization expense of the existing intangible assets for the next five years is $2,437,036, $2,121,651, $2,042,053, $1,896,290 and $1,763,095, respectively.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

8.	GOODWILL

Changes in the carrying amount of goodwill for the years ended February 28, 2015 and February 29, 2016 consisted of the following:

	As of	As of
	February 28,	February 29,
	2015	2016
Gross amount:
Beginning balance	$9,034,090	$13,854,592
Addition (Note 3)	4,831,683	74,700,577
Exchange difference	(11,181)	(8,386)
Ending balance	13,854,592	88,546,783

Accumulated impairment loss:
Beginning balance	$(1,524,266)	$(1,524,266)
Charge for the year	-	-
Ending balance	(1,524,266)	(1,524,266)

Goodwill, net	$12,330,326	$87,022,517

The Group did not incur impairment loss on goodwill for the years ended February 28, 2014, 2015 and February 29, 2016.

9.	LONG-TERM PREPAYMENTS AND OTHER NON-CURRENT ASSETS

Long-term prepayments and other non-current assets consisted of the following:

	As of	As of
	February 28,	February 29,
	2015	2016

Long-term prepayments (1)	$8,898,319	$9,021,180
Loan to employees (2)	-	4,853,110
Other non-current assets (3)	296,149	11,447,401

	$9,194,468	$25,321,691

(1)	As of February 28, 2015 and February 29, 2016, the Group made prepayments to acquire minority equity interests in several third-party companies. The Group recognized $nil, $nil and $317,523 impairment loss during the fiscal years ended February 28, 2014, 2015 and February 29, 2016, respectively.

(2)	Please see Note 5(4) for details.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

9.	LONG-TERM PREPAYMENTS AND OTHER NON-CURRENT ASSETS-continued

(3)	As of February 29, 2016, other non-current assets were primarily made up of a bridge loan to a third party online company with intention to convert to equity interest of the borrower as a long-term investment.

10.	LONG-TERM INVESTMENTS

Long-term investments consisted of the following:

	As of	As of
	February 28,	February 29,
	2015	2016

Cost method investments
Minerva Project, Inc. (1)	$18,000,003	$18,000,003
Other cost method investments	2,899,991	9,900,429
Equity method investments
An online community service company (2)	6,143,722	-
Phoenix E-Learning Corporation (3)	-	29,742,696
Other equity method investments (4)	5,780,939	17,400,163
Fair value option investments (5)	9,282,000	10,523,000
Available-for-sale investments (5)	55,252,420	188,790,669

Total	$97,359,075	$274,356,960

(1)	In October 2014, the Group acquired certain equity interest in Minerva Project, Inc., a Delaware corporation that is committed to providing an exceptional and accessible liberal arts and sciences education for future leaders and innovators across all disciplines. The total consideration was $18,000,003. The Group applied cost method to account for the investment due to lack of ability to exercise significant influence and reviewed the investment for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. As of February 29, 2016, no impairment loss was recorded in regard to the investment.

(2)	In July 2014, the Group acquired 20% of equity interest of an online community service company through investment in its common shares and accounted for the investment using equity method. The Group recognized an impairment loss of $5,622,221 for the year ended February 29, 2016 after picking up losses from this investment.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

10.	LONG-TERM INVESTMENTS-continued

(3)	In December 2015, the Group invested $30,000,000 to acquire 32% equity interest of Phoenix E-Learning Corporation, which operates zxxk.com, an online educational platform serving the public school system in China. The Group has the ability to exercise significant influence but does not have control over the investee and used the equity method to account for the investment. The Group accounts for its investment in Phoenix E-Learning Corporation on a one quarter lag basis as the financial statements of this investee cannot be made available within a reasonable time period.

(4)	During the years ended February 28, 2015 and February 29, 2016, the Group acquired minority equity interest in several third-party private companies through investments in their common shares or in-substance common shares. Majority of the long-term investments are engaged in online education services. The Group accounts for these investments under the equity method because the Group has the ability to exercise significant influence but does not have control over the investees.

(5)	Please refer to Note 13(a) fair value option investments and available-for-sale investments for details.

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of	As of
	February 28,	February 29,
	2015	2016

Accrued employee payroll and welfare benefits	$27,513,863	$44,689,197
Other taxes payable	6,313,119	9,568,342
Payable for investments and acquisitions	1,922,514	3,022,079
Accrued employee annual bonus	2,996,505	3,740,558
Interest payable	1,693,056	1,677,083
Accrued teaching material costs	103,166	417,137
Payable to employees	6,348	9,568
Government subsidies	124,057	98,351
Examination enrollment fees collected on behalf of contests organizers	282,745	454,615
Professional service fee payable	306,865	208,249
Others	2,726,364	6,382,372

Total	$43,988,602	$70,267,551

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

12.	BOND PAYABLE

On May 21, 2014, the Company issued $230,000,000 in aggregate principal amount of convertible bond due on May 15, 2019 (the “Bond”), unless earlier repurchased, converted or redeemed. The Bond bears interest at a rate of 2.5% per year, payable semiannually in arrears on May 15 and November 15 of each year, beginning on November 15, 2014.

The net proceeds from the Bond, after deducting the issuance costs, were $224,722,942. The Company has accounted for the Bond as a single instrument as a long-term debt, bond payable. The value of the Bond is measured by the cash received. As of February 29, 2016, the fair value of the bond payable is $452,794,100, which is determined based on the quoted price in an active market (Level 1). Interest expense of $5,811,288 and $7,499,323 were recognized for the years ended February 28, 2015 and February 29, 2016, respectively.

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

The main terms of the Bond are summarized as follows:

Conversion

The Bond are convertible into the Company’s American Depositary Shares (“ADSs”), at the option of the holders, in integral multiples of $1,000 principal amount, at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date. The conversion rate equals 38.0431 ADSs per $1,000 principal amount of the Bond, which represents an initial conversion price of $26.29 per ADS.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

12.	BOND PAYABLE-continued

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

13.	FAIR VALUE

(a)	Assets and liabilities measured at fair value on a recurring basis

The Group measured certain long-term investments at fair value on a recurring basis as of February 28, 2015 and February 29, 2016.

Fair value option investments

The Group accounted for its investments in two third-party companies using the fair value option which is how management assesses the return on these investments. Changes in fair value are reflected in the consolidated statement of operations.

	As of	As of
	February 28,	February 29,
	2015	2016

Fair value option investments
Long-term investment in a third-party online company (1)	$3,193,000	$3,193,000
Long-term investment in a third-party technology company (2)	6,089,000	7,330,000

	$9,282,000	$10,523,000

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

13.	FAIR VALUE - continued

(a)	Assets and liabilities measured at fair value on a recurring basis - continued

(1)	In February 2013, the Group acquired 16.85% equity interest in a third-party online education company with a total cash consideration of $3,080,000. The equity interest was acquired through the Group's purchase of its redeemable preferred shares. The fair value change of the investment was $113,000 and $nil in the fiscal year 2015 and 2016, respectively.

(2)	In August 2014, the Group acquired 4.76% equity interest in a third-party technology company with a total cash consideration of $5,000,000. The equity interest was acquired through the Group's purchase of its redeemable preferred shares. The fair value change of the investment was $1,089,000 and $1,265,852 in the fiscal year 2015 and 2016, respectively.

At the end of each reporting period, the Group measures the fair value of these investments using income approach in discounted cash flow method. The discounted cash flow analysis requires the use of significant unobservable inputs (level 3 inputs), including projected revenue, operating expenses, capital expenditures and a discount rate calculated based on the weighted average cost of capital. The Group recognized changes in fair value of the investments of $1,202,000 and $1,265,852 in the consolidated statements of operation in the fiscal year ended February 28, 2015 and February 29, 2016, respectively.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

13.	FAIR VALUE - continued

(a)	Assets and liabilities measured at fair value on a recurring basis - continued

Fair value option investments-continued

For the years ended February 28, 2015 and February 29, 2016, the changes in the carrying amounts of long-term investments measured using the fair value option on a recurring basis were as follows:

Balance as of February 28, 2013	$5,491,073
Changes in fair value	297,120
Disposal	(2,742,876)
Foreign exchange difference	34,683

Balance as of February 28, 2014	$3,080,000

Purchase	5,000,000
Changes in fair value	1,202,000

Balance as of February 28, 2015	$9,282,000

Changes in fair value	1,265,852
Foreign exchange difference	(24,852)

Balance as of February 29, 2016	$10,523,000

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

13.	FAIR VALUE - continued

(a)	Assets and liabilities measured at fair value on a recurring basis - continued

Available-for-sale investments

The Group accounted for below investments as debt securities and classified as available-for-sale investments, which were measured subsequently at fair value in the balance sheet and unrealized holding gains and losses shall be reported in other comprehensive income.

	As of	As of
	February 28,	February 29,
	2015	2016

Available-for-sale investments
Long-term investment in BabyTree Inc. (3)	$24,309,000	$25,417,000
Long-term investment in Guokr Corporation Limited (4)	15,471,000	15,745,000
Long-term investment in Yinghe Youshi(5)	4,284,233	-
Long-term investment in Changing Education Inc. (6)	-	91,536,000
Long-term investment in Beijing Shunshunbida Information Consulting Co., Ltd. (“Shunshun Bida”) (7)	-	10,515,391
Long-term investments in other third-party companies (8)	11,188,187	45,577,278

	$55,252,420	$188,790,669

(3)	In January 2014, the Group acquired certain equity interest in BabyTree Inc. by purchasing its Series E redeemable preferred shares with a total cash consideration of $23,475,000. BabyTree Inc. was incorporated in the Cayman Islands and is an online parenting community and an online retailer of products for children, baby and maternity wear in China. The fair value change of the investment was an increase of $834,000 and $1,108,000 in the fiscal year 2015 and 2016, respectively.

(4)	In October 2014, the Group acquired certain equity interest in Guokr Corporation Limited by purchasing its Series C redeemable preferred shares with a total cash consideration of $15,000,000. Guokr Corporation Limited was incorporated in the Cayman Islands and is an open, diverse interest community of science and technology that provides interesting science and technology content. The fair value change of the investment was an increase of $471,000 and $274,000 in the fiscal year 2015 and 2016, respectively.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

13.	FAIR VALUE - continued

(a)	Assets and liabilities measured at fair value on a recurring basis – continued

Available-for-sale investments-continued

(5)	In January 2015, the Group acquired certain equity interest in Yinghe Youshi, who primarily provides online preparation services of English tests for study abroad purposes. In February 2016, the Group obtained control of the acquiree and applied acquisition method of accounting on the date control was obtained. Please refer to Note 3 business acquisition for details.

(6)	In April and August 2015, the Group aggregately acquired 30% equity interest in Changing Education Inc., which operates a customer-to-customer mobile tutoring platform in China. The equity interest was acquired through the Group's purchase of its Series B+ and Series C redeemable preferred shares. There was an increase of $5,220,210 change in fair value of the investment in fiscal year 2016. Please refer to Note 14 for details.

(7)	In December 2015, the Group acquired 30% equity interest in Shunshun Bida who primarily engages in providing professional counseling services to students who desire to study abroad through its online-to-offline platform. The equity interest was acquired through the Group's purchase of its redeemable preferred shares. The Group recorded a gain of $1,907,669 from transfer of a nonfinancial asset as part of consideration for this investment. There was no change in fair value of the investment in fiscal year 2016.

(8)	In the fiscal year ended February 29, 2016, the Group also acquired minority equity interest in several other third-party private companies, the majority of which are engaged in online platform or online education services. The Group holds 2.8% to 30% equity interests of these companies through purchasing their redeemable preferred shares. The Group accounted for the investments as available-for-sale investments. There was an increase of $43,600 and $3,974,626 change in fair value of these investments in fiscal year 2015 and 2016, respectively. The Group recorded $nil, $nil and $1,564,200 impairment loss during the fiscal years ended February 28, 2014, 2015 and February 29, 2016, respectively.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

13.	FAIR VALUE - continued

(a)	Assets and liabilities measured at fair value on a recurring basis – continued

Available-for-sale investments-continued

The long-term investments accounted for as available-for-sale investments on a recurring basis are as follows:

US$
Balance as of February 28, 2014	$23,894,500
Purchase	30,009,320
Changes in fair value	1,348,600

Balance as of February 28, 2015	$55,252,420

Purchase	129,834,051
Disposal	(674,576)
Transfer out upon gaining control of Yinghe Youshi	(4,284,233)
Changes in fair value	10,576,836
Impairment loss	(1,564,200)
Foreign exchange difference	(349,629)

Balance as of February 29, 2016	$188,790,669

As of February 28, 2015 and February 29, 2016, information about inputs for the fair value measurements of the Group's assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

13.	FAIR VALUE - continued

(a)	Assets and liabilities measured at fair value on a recurring basis - continued

	Fair Value Measurement at Reporting Date Using
		Quoted Prices in	Significant Other	Significant
	February 28,	Active Market for	Observable	Unobservable
Description	2015	Identical Assets	Inputs	Inputs
		(Level 1)	(Level 2)	(Level 3)
Long-term investments
Fair value option investments	$9,282,000	-	-	$9,282,000
Available-for-sale investments	$55,252,420	-	-	$55,252,420

Total	$64,534,420	-	-	$64,534,420

	Fair Value Measurement at Reporting Date Using
		Quoted Prices in	Significant Other	Significant
	February 29,	Active Market for	Observable	Unobservable
Description	2016	Identical Assets	Inputs	Inputs
		(Level 1)	(Level 2)	(Level 3)
Long-term investments
Fair value option investments	$10,523,000	-	-	$10,523,000
Available-for-sale investments	$188,790,669	-	-	$188,790,669

Total	$199,313,669	-	-	$199,313,669

(b)	Assets and liabilities measured at fair value on a nonrecurring basis

The Group measures the goodwill and acquired intangible assets at fair value on a nonrecurring basis when it is annually evaluated or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value as a result of the impairment assessments. The Group measures the purchase price allocation at fair value on a nonrecurring basis as of the acquisition dates. The Group measured acquired intangible assets using income approach - discounted cash flow method when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Group did not recognize any impairment loss related to goodwill and acquired intangible assets for the years ended February 28, 2014, 2015 and February 29, 2016.

The Group measures long-term investments (excluding the available-for-sale investments and fair value option investments) at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. Please see Note 10(2) for details.

The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection of discounted future cash flow and the discount rate.

The fair value of the bond payable was disclosed in Note 12.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

14.	GAIN FROM DISPOSAL OF COMPONENTS

As disclosed in Note 13(a) (6), the Group aggregately acquired 30% equity interest in Changing Education Inc. through below two investment agreements:

1)	In April 2015, the Group purchased Series B+ redeemable preferred shares with total cash consideration of $6,315,790.

2)	In August 2015, the Group purchased Series C redeemable preferred shares at the price of $1.6922 per share. In the meantime, several third party investors purchased Series C redeemable preferred shares at the same price. In exchange for this equity interest, the Group paid consideration which consisted of $30,000,000 in cash and the transfer of the Group's Guangzhou after-school one-on-one tutoring business component. A gain of $50,000,000 from the disposal of the Guangzhou one-on-one component was recognized during the year ended February 29, 2016.

In addition, a gain of $377,126 was recognized from disposal of another business component during the year ended February 29, 2016.

15.	INCOME TAXES

Cayman Islands

The Company and Firstleap are tax-exempted companies incorporated in the Cayman Islands.

Hong Kong

TAL Hong Kong, Yidu Hong Kong and Firstleap Hong Kong were established in Hong Kong and are subject to Hong Kong Profits Tax on its activities conducted in Hong Kong. It is subject to Hong Kong profit tax at 16.5%. No provision for Hong Kong Profits tax has been made in the consolidated financial statements as it has no assessable income for the years ended February 28, 2014, 2015 and February 29, 2016.

PRC

Effective from January 1, 2008, a new Enterprise Income Tax Law, or ("the New EIT Law"), combined the previous income tax laws for foreign invested and domestic invested enterprises in the PRC by the adoption a unified tax rate of 25% for most enterprises with the following exceptions.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

15.	INCOME TAXES - continued

PRC - continued

Certain qualified high and new technology enterprises that meet the definition of "high and new technology enterprise strongly supported by the state" ("HNTE") could benefit from a preferential tax rate of 15%. Xueersi Education qualified as a HNTE and is subject to an enterprise income tax ("EIT") rate of 15% from calendar years 2012 through 2016. It is expected to be subject to an EIT rate of 15% as long as it maintains its status as a HNTE.

TAL Beijing was qualified as a "Newly Established Software Enterprise" and therefore it was entitled to a two-year exemption from EIT from calendar years 2009 through 2010 and a further reduction to 12.5% from calendar years 2011 through 2013. Later on, TAL Beijing qualified as a HNTE and is accordingly entitled to a preferential tax rate of 15% from calendar years 2014 through 2016 and is expected to be subject to an EIT rate of 15% as long as it maintains its status as an HNTE.

Yidu Huida was qualified as "Newly Established Software Enterprise" and therefore it was entitled to a two-year exemption from EIT from calendar years 2011 through 2012 and a further reduction to 12.5% from calendar years 2013 through 2015. Later on, Yidu Huida qualified as a HNTE and is accordingly entitled to a preferential tax rate of 15% from calendar years 2015 through 2017 and is expected to be subject to an EIT rate of 15% as long as it maintains its status as an HNTE. Yidu Huida adopted 12.5% as the preferential income tax rate for calendar year 2015 and enjoyed 15% as the preferential income tax rate for calendar year 2016.

Beijing Xintang Sichuang was also qualified as "Newly Established Software Enterprise" and therefore it was entitled to a two-year exemption from EIT from calendar years 2013 through 2014 and a further reduction to 12.5% from calendar years 2015 through 2017.

Provision (credit) for income tax consisted of the following:

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29,
	2014	2015	2016
Current
- PRC income tax expenses	$7,863,965	$11,827,735	$34,474,418

Deferred
- PRC income tax expenses	(1,184,211)	(2,459,194)	(991,674)

Total	$6,679,754	$9,368,541	$33,482,744

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

15.	INCOME TAXES - continued

PRC - continued

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group's deferred tax assets and liabilities were as follows:

	As of	As of
	February 28,	February 29,
	2015	2016
Current deferred tax assets:
Accrued payroll	$4,630,334	$-
Prepaid rental	-	758,552
Less: valuation allowance	(68,300)	(20,146)

Current deferred tax assets, net	4,562,034	738,406

Non-current deferred tax assets:
Property and equipment	223,178	365,408
Intangible assets	-	9,414
Prepaid rental	357,776	-
Impairment loss on long-term investments	-	991,121
Tax losses carry-forward deferred tax assets	1,497,279	14,242,569
Less: valuation allowance	(370,021)	(8,953,734)

Non-current deferred tax assets, net	1,708,212	6,654,778

Current deferred tax liabilities:
Accrued ADR income	62,100	34,500
Other	-	57,230

Current deferred tax liabilities	62,100	91,730

Non-current deferred tax liabilities:
Intangible assets	108,565	663,813
Property and equipment	118,227	640,548

Non-current deferred tax liabilities	$226,792	$1,304,361

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

15 .	INCOME TAXES - continued

PRC - continued

As of February 29, 2016, tax loss carry-forward amounted to $56,970,276 and would expire by the end of calendar year 2021. The Company operates its business through its subsidiaries, its VIEs and their subsidiaries and schools. The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs and their subsidiaries and schools may not be used to offset other subsidiaries' or VIEs' earnings within the Group. Valuation allowance is considered on each individual subsidiary and VIE basis. A valuation allowance of $8,973,880 had been established as of February 29, 2016, in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group has concluded that there are no significant uncertain tax positions requiring recognition in financial statements for the years ended February 28, 2014, 2015 and February 29, 2016. The Group did not incur any significant interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future years.

According to the PRC Tax Administration and Collection Law, the tax authority may require the taxpayer or the withholding agent to make delinquent tax payment within three years if the underpayment of taxes is resulted from the tax authority's act or error. No late payment surcharge will be assessed under such circumstances. The statute of limitation will be three years if the underpayment of taxes is due to the computational errors made by the taxpayer or the withholding agent. Late payment surcharge will be assessed in such case. The statute of limitation will be extended to five years under special circumstances which are not clearly defined (but an underpayment of tax liability exceeding RMB 0.1 million is specifically listed as a ''special circumstance''). The statute of limitation for transfer pricing related issue is ten years. There is no statute of limitation in the case of tax evasion. Therefore, the Group is subject to examination by the PRC tax authorities based on the above.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

15.	INCOME TAXES - continued

PRC - continued

Reconciliation between the provision for income taxes computed by applying the PRC EIT rates of 25% in fiscal year 2014, 2015 and 2016 to income before income taxes and the actual provision for income tax was as follows:

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29,
	2014	2015	2016

Net income before provision for income tax	$67,285,526	$77,242,373	$136,902,200
PRC statutory income tax rate	25%	25%	25%

Income tax at statutory income tax rate	16,821,382	19,310,593	34,225,550
Effect of non-deductible expenses	190,816	(239,953)	1,331,053
Effect of income tax exemptions and preferential tax rates	(13,042,518)	(14,267,821)	(12,830,838)
Effect of income tax rate difference in other jurisdictions	1,932,953	5,489,742	10,159,093
Change in valuation allowance	777,121	(924,020)	597,886

Provision for income tax	$6,679,754	$9,368,541	$33,482,744

If Xueersi Education, Yidu Huida, TAL Beijing and Beijing Xintang Sichuang were not in a tax holiday period for the years ended February 28, 2014, 2015 and February 29, 2016, the increase in income tax expenses and net income per share amounts would be as follows:

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29,
	2014	2015	2016

Increase in income tax expenses	$13,042,518	$14,267,821	$12,830,838
Net income per common share-basic	$0.30	$0.33	$0.56
Net income per common share-diluted	$0.30	$0.32	$0.53

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

15.	INCOME TAXES - continued

PRC - continued

If the Company were to be non-resident for PRC tax purpose, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries, the withholding tax would be 10%.

The Chinese tax authorities clarified that distributions made out of earnings prior to but distributed after January 1, 2008 will not be subject to withholding tax. The aggregate undistributed earnings of the Company's subsidiaries, VIEs and VIEs' subsidiaries and schools located in the PRC that are available for distribution are $262,036,574 and $362,485,989 as of February 28, 2015 and February 29, 2016, respectively. Upon distribution of such earnings, the Company will be subject to PRC taxes, the amount of which is impractical to estimate. The Company did not record any withholding tax on any of the aforementioned undistributed earnings because it intends to permanently reinvest all earnings in China and the aforementioned subsidiaries do not intend to declare dividends to the Company.

16.	COMMON SHARES

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

During the years ended February 28, 2014, 2015 and February 29, 2016, 8,275,000, 8,075,000 and nil Class B common shares were converted into 8,275,000, 8,075,000 and nil Class A common shares, respectively.

During the years ended February 28, 2014, 2015 and February 29, 2016, 1,614,996, 2,092,730 and 1,419,484 shares were issued in connection with vesting of nonvested shares granted to employees and converted into 807,498, 1,046,365 and 709,742 ADSs, respectively (representing 1,614,996, 2,092,730 and 1,419,484 Class A common shares, respectively).

During the year ended February 29, 2016, 40,136 of share options granted to employees were exercised and converted into 20,068 ADSs (representing 40,136 Class A common shares).

During the year ended February 29, 2016, 478,036 of common shares were issued as consideration to purchase Firstleap’s equity interests and were converted into 239,018 ADSs (representing 478,036 Class A common shares).

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

17.	NET INCOME PER SHARE

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29,
	2014	2015	2016

Numerator:
Net income attributable to TAL Education Group shareholders	$60,605,772	$67,156,575	$102,878,518
Eliminate the dilutive effect of interest expense of the bond payable (iii)	-	-	7,499,323

Numerator for diluted net income per share	$60,605,772	$67,156,575	$110,377,841

Denominator:
Weighted average shares outstanding
Basic	156,726,994	158,381,576	160,109,169
Effect of dilutive securities:
Dilutive effect of non-vested shares and options (i)	2,717,934	5,208,073	5,447,276
Dilutive effect of the bond payable (iii)	-	-	17,499,810

Denominator for diluted net income per share	159,444,928	163,589,649	183,056,255

Net income per common share attributable to TAL Education Group shareholders-basic(ii)	$0.39	$0.42	$0.64

Net income per common share attributable to TAL Education Group shareholders-diluted	$0.38	$0.41	$0.60

(i)	For the years ended February 28, 2014, 2015 and February 29, 2016, 918,100, 1,976,750 and 1,421,576, non-vested shares and share options were excluded from the calculation, respectively, as their effect was anti-dilutive.

(ii)	The Company's common shares are divided into Class A and Class B common shares. Holders of Class A and Class B common shares have the same dividend rights. Therefore, the Company does not present earnings per share for each separate class.

(iii)	As disclosed in Note 12, the Company issued the Bond on May 21, 2014. For the year ended February 28, 2015, 13,616,291 common shares resulting from the assumed conversion of bond payable were excluded from the calculation of diluted net income per share as their effect was anti-dilutive.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

18.	RELATED PARTY TRANSACTIONS

The Group had the following balances and transaction with related parties:

Balances:

	As of	As of
	February 28,	February 29,
	2015	2016
Amounts due from related parties-current (i)	$159,502	$2,594,430
Amounts due from related parties-non-current (i)	$319,005	$1,342,999
Amounts due to related parties-current (ii)	$22,077	$4,277,896

Transactions:

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29,
	2014	2015	2016

Services fees (iii)	$-	$37,819	$426,084

(i)	The amounts due from related parties represent loans or prepayment to certain investees.

(ii)	The amounts due to related parties are in connection with service provided by certain investees or advances received on behalf of certain investees.

(iii)	The amounts of services fees mainly represent amount in connection with services provided by certain investees.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

19.	COMMITMENTS AND CONTINGENCIES

Lease commitment

The Group leases certain office premises under non-cancellable leases, the term of which are fifteen years or less and are renewable upon negotiation. Rental expenses under operating leases for the years ended February 28, 2014, 2015 and February 29, 2016 were $41,668,122, $58,047,539 and $82,257,681, respectively.

Future minimum payments under non-cancellable operating leases as of February 29, 2016 were as follows:

Fiscal year ending
February 2017	$94,342,862
February 2018	86,070,094
February 2019	75,184,957
February 2020	58,059,986
February 2021	35,939,496
Thereafter	58,669,123

Total	$408,266,518

Investment commitment

The Group was obligated to pay $1,129,340 for the long-term investments under various arrangements as of February 29, 2016.

Capital commitment

As of February 29, 2016, the Group had outstanding capital commitments totaling $2,499,572, which consisted of capital expenditures of property and equipment.

Contingencies

As of February 29, 2016, the Group is in the process of preparing filings and applying for permits of certain learning centers. Since the contingent liability related to not meeting the filing requirements cannot be reasonably estimated, the Group did not record any liabilities.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

20.	SEGMENT INFORMATION

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

21.	MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' salaries. Total provisions for such employee benefits were $18,536,606, $25,733,719 and $37,556,437 for the years ended February 28, 2014, 2015 and February 29, 2016, respectively.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

22.	STATUTORY RESERVES AND RESTRICTED NET ASSETS

As stipulated by the relevant PRC laws and regulations, PRC entities are required to make appropriations from net income as determined in accordance with the PRC GAAP to non-distributable statutory reserve, which includes a statutory surplus reserve and a statutory welfare reserve (the ''reserve fund''), and a development fund. The PRC laws and regulations require that annual appropriations of 10% of after-tax income should be set aside prior to payments of dividends as statutory surplus reserve until the balance reaches 50% of the PRC entity registered capital.

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

The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital of the entities. For the years ended February 28, 2015 and February 29, 2016, the Group made apportions of $763,429 and $182,398 to the statutory surplus reserve, respectively, and $3,182,374 and $3,837,875 to the development fund, respectively.

As a result of these PRC laws and regulations and the requirement that distribution by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserve of the Company's PRC subsidiaries, the VIEs and VIEs' subsidiaries and schools. As of February 28, 2015 and February 29, 2016, paid-in capital balance of such entities was $20,369,685 and $35,932,600, respectively, and statutory reserve balance was $18,961,627 and $22,981,900, respectively. The total of restricted net assets as of February 28, 2015 and February 29, 2016 was therefore $39,331,312 and $58,914,500, respectively.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

23.	SHARE-BASED COMPENSATION

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

The total compensation expense is recognized on a straight-line basis over the respective vesting periods. The Group recorded the related compensation expense of $8,345,290, $18,441,076 and $25,847,497 for the years ended February 28, 2014, 2015 and February 29, 2016, respectively.

Table below shows the summary of share based compensation:

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29,
	2014	2015	2016

Cost of revenues	$47,894	$47,808	$42,679
Selling and marketing	1,161,593	2,072,742	2,479,864
General and administrative	7,135,803	16,320,526	23,324,954

Total	$8,345,290	$18,441,076	$25,847,497

Non-vested shares

On March 1, 2014, the Company granted 5,538,400 non-vested shares to directors and employees .These non-vested shares vest as follows:(1) 5,484,000 vests in ten equal batches on January 26 of each year from 2015 to 2024,(2) 43,200 vests in six equal batches on January 26 from 2015 to2020 and (3)11,200 vests in four equal batches on January 26 of each year from 2015 to 2018.

On April 26, 2014, the Company granted 464,800 non-vested shares to employees. These non-vested shares vest as follows: (1) 420,000 vests in six equal batches on January 26 of each year from 2015 to 2020 and (2) 44,800 vests in four equal batches on January 26 from 2015 to 2018.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

23.	SHARE-BASED COMPENSATION-continued

Non-vested shares-continued

On July 26, 2014, the Company granted 120,800 non-vested shares to employees. These non-vested shares vest as follows: (1) 48,000 vests in six equal batches on January 26 from 2015 to 2020, (2) 21,600 vests in six equal batches on July 26 from 2015 to 2020, (3) 51,200 vests in four equal batches on July 26 from 2015 to 2018.

On October 26, 2014, the Company granted 1,644,060 non-vested shares to independent directors and employees. These non-vested shares vest as follows:(1) 32,400 vests on October 26, 2014, (2) 78,000 vests in three equal batches on October 26 from 2015 to 2017, (3) 65,504 vests on January 26 of 2015, (4) 52,200 vests in three equal batches on January 26 from 2016 to 2018, (5) 1,196 vests on January 26 of 2019, (6)212,240, 206,360, 206,360, 180,360, 177,594, 177,160,

82,000, 82,000, 48,686 and 42,000 vests on July 26 of each year from 2015 to 2024.

On January 26, 2015, the Company granted 440,194 non-vested shares to employees. The non-vested shares vest as follows: (1) 7,290, 8,040, 9,040, 7,040, 1,040 and 1,040 vests on July 26 of each year from 2015 to 2020, (2) 65,428, 59,834, 59,834, 58,900, 52,218, 45,854, 34,854 and 29,782 vests on January 26 of each year from 2016 to 2023.

On April 26, 2015, the Company granted 1,460,026 non-vested shares to independent directors and employees. The non-vested shares vest as follows: (1) 3,800, 7,600, 7,600, 7,600 and 3,800 vests on July 26 of each year from 2015 to 2019, (2) 157,260, 165,136, 165,182, 164,634, 158,406, 158,406, 103,602, 95,800, 130,600 and 130,600 vests on January 26 of each year from 2016 to 2025.

On July 26, 2015, the Company granted 188,024 non-vested shares to independent directors and employees. These non-vested shares vest as follows: (1) 4,238, 13,000, 13,000 and 8,762 vests on October 26 of each year from 2015 to 2018, (2) 17,470, 21,822, 21,822, 21,536, 12,566, 9,520 and 3,088 vests on January 26 of each year from 2016 to 2022, (3) 8,400, 8,400 and 9,400 vests on July 26 of each year from 2016 to 2018, (4) 15,000 vests in five equal batches on July 26 from 2019 to 2023.

On October 26, 2015, the Company granted 2,971,002 non-vested shares to employees. These non-vested shares vest as follows: (1) 387,541, 389,864, 389,864, 388,594, 364,293, 363,532 and 137,272 vests on July 26 of each year from 2016 to 2022, (2) 408,720 vests in three equal batches on July 26 from 2023 to 2025, (3) 35,804, 48,050 and 57,468 vests on October 26 of each year from 2016 to 2018.

On January 26, 2016, the Company granted 258,894 non-vested shares to employees. These non-vested shares vest as follows: (1) 26,822, 25,640, 25,640, 25,640, 23,588, 22,660, 14,304, 9,400, 3,000 and 3,000 vests on July 26 of each year from 2016 to 2025, (2) 55,200 vests in four equal batches on January 26 from 2017 to 2020, (3) 24,000 vests in six equal batches on January 26 from 2021 to 2026.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

23.	SHARE-BASED COMPENSATION - continued

The activities of non-vested shares granted under the 2010 Share Incentive Plan are summarized as follows:

	Number of	Weighted
	non-vested	average grant date
	shares	fair value

Outstanding as of February 28, 2013	7,711,512	5.24

Granted	1,591,800	7.67
Forfeited	276,836	5.48
Vested	1,784,364	5.08

Outstanding as of February 28, 2014	7,242,112	5.80

Granted	8,208,254	12.95
Forfeited	381,300	8.74
Vested	2,482,416	7.25

Outstanding as of February 28, 2015	12,586,650	10.09

Granted	4,877,946	18.67
Forfeited	1,355,964	9.08
Vested	1,869,530	10.78

Outstanding as of February 29, 2016	14,239,102	13.04

The Company recorded compensation expense of $8,345,290, $18,441,076 and $24,929,207 for the years ended February 28, 2014, 2015 and February 29, 2016 related to non-vested shares.

As of February 29, 2016, the unrecognized compensation expense related to the non-vested share awards amounted to $177,984,109, which will be recognized over a weighted-average period of 4.0 years. The total fair value of non-vested shares that vested during the years ended February 28, 2014, 2015 and February 29, 2016 was $9,064,569, $17,997,516 and $20,153,533, respectively.

Share options

On April 26, 2015, the Company granted 450,000 share options to employees and majority of the share options shall vest in equal batches after the start of vesting period of 6 years. The exercise price per share option granted was $16.10.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

23.	SHARE-BASED COMPENSATION - continued

Share options-continued

On July 26, 2015, the Company granted 101,200 share options to employees and majority of the share options shall vest in equal batches after the start of vesting period ranging from 6 to 8 years. The exercise price per share option granted was $16.10.

On October 26, 2015, the Company granted 447,200 share options to employees and majority of the share options shall vest in equal batches after the start of vesting period ranging from 4 to 6 years. The exercise price per share option granted was $14.50.

On January 26, 2016, the Company granted 214,080 share options to employees and majority of the share options shall vest in equal batches after the start of vesting period ranging from 4 to 10 years. The exercise price per share option granted was $18.32.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants during the applicable periods:

For the year ended February 29, 2016
Risk-free interest rate(1)	1.64%-1.97%
Expected life (years)(2)	6.25-8.75
Expected dividend yield(3)	0%
Volatility(4)	34.0%-34.7%
Fair value of options at grant date per share	$7.66 to $10.65

(1)	Risk-free interest rate

Risk-free interest rate for periods within the contractual life of the option is based upon the U.S. treasury yield curve in effect at the time of grant.

(2)	Expected life (years)

Assumption of the expected term were based on the vesting and contractual terms and employee demographics.

(3)	Expected dividend yield

The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the options.

(4)	Volatility

The volatility assumption was estimated based on historical volatility of the Company's share price applying the guidance provided by ASC 718.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2014, 2015

AND FEBRUARY 29, 2016

(In U.S. dollars, except share and share related data)

23.	SHARE-BASED COMPENSATION - continued

Share options-continued

Share options activity for the year ended February 29, 2016 was as follows:

		Weighted	Weighted	Aggregate
		average	average remaining	intrinsic
	Number	exercise price	contractual	value
Share options	of shares	(US$)	life (Years)	(US$)

Outstanding as of February 28, 2015	-	-	-	-
Granted	1,212,480	15.90
Exercised	40,136	16.10
Forfeited	49,798	16.10

Outstanding as of February 29, 2016	1,122,546	15.88	9.77	11,216,526

Vested and expected to vest as of February 29, 2016	938,194	15.78	9.71	9,473,174
Exercisable as of February 29, 2016	27,968	16.10	9.24	273,527

The Company recorded compensation expense of $918,290 for the year ended February 29, 2016 related to share options.

Total intrinsic value of options exercised for the year ended February 29, 2016 was $341,003. The total fair value of options vested during the year ended February 29, 2016 was $523,110.

As of February 29, 2016, there was $9,058,333 unrecognized share-based compensation cost related to share options, which will be recognized over a weighted-average vesting period of 3.6 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation costs related to these awards may be different from expectation.

24.	SUBSEQUENT EVENTS

On April 26, 2016, the Company granted 157,166 non-vested shares to employees with vesting periods ranging from approximate 1 year to 6 years. The fair value per non-vested share granted was $28.43, which approximated the market price of the Company’s ADS on the New York Stock Exchange as of the grant date.

On April 26, 2016, the Company granted 50,000 share options to employees with vesting period of 4 years to 6 years and contractual term of 10 years. The exercise price per share option granted was $22.17 and the fair value of the option was $13.04.