Form 20-F/A
period 2016-02-29
TAL Education Group
filed 2016-06-03
CIK 1499620

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

(Mark One)

€	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended February 29, 2016.

OR

€	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                           to                           .

OR

€	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

☐ Yes     ☐ No

TABLE OF CONTENTS

i

EXPLANATORY NOTE

This amendment No. 1 (“Amendment No. 1”) to our annual report on Form 20-F for the fiscal year ended February 29, 2016 (the “2016 Form 20-F”) hereby amends Item 6.E.—Directors, Senior Management and Employees—Share Ownership of the 2016 Form 20-F. The 2016 Form 20-F was originally filed with the Securities and Exchange Commission on May 31, 2016 (the “Original Report”). This Amendment No. 1 is prepared for the sole purpose of correcting the shareholding information of UBS Global Asset Management division of UBS Group AG in the Original Report and clarifying the number of issued and outstanding Class A common shares held by JPMorgan Chase Bank, N.A..

This Amendment No. 1 speaks as of the filing date of the Original Report. Other than as set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the 2016 Form 20-F or reflect any events that have occurred since May 31, 2016.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, we are also filing the certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment No. 1.

PART I

Item 6. Directors, Senior Management and Employees

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares (including shares represented by our ADSs), as of April 30, 2016, by:

•	each of our directors and executive officers; and
•	each person known to us to own beneficially more than 5% of our common shares.

	Shares Beneficially Owned
Directors and Executive Officers:	Number(1)	%(2)	% of Voting Power(3)
Bangxin Zhang(4)	59,550,000	36.8%	74.0%
Joseph Kauffman(5)	*
Jane Jie Sun(6)	*
Wei Wang(7)	*
Weiru Chen(8)	*
Rong Luo	*
Yachao Liu(9)	8,883,018	5.5%	11.0%
Yunfeng Bai(10)	3,093,500	1.9%	3.8%
All directors and executive officers as a group	71,561,176	44.2%	88.8%

Principal Shareholders:
Bright Unison Limited(11)	59,550,000	36.8%	74.0%
UBS Global Asset Management division of UBS Group AG(12)	16,029,333	9.9%	2.0%
Perfect Wisdom International Limited(13)	8,812,500	5.4%	10.9%

* Less than 1% of our total outstanding shares.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, restricted shares or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (1) 161,765,532, being the number of common shares issued as of April 30, 2016, and (2) the number of shares such person or group has the right to acquire or receive within 60 days after April 30, 2016.

(3)	Percentage of total voting power represents voting power with respect to all of our Class A and Class B common shares, as a single class. As of April 30, 2016, our issued and outstanding share capital consisted of 90,309,532 Class A common shares and 71,456,000 Class B common shares. Each holder of our Class B common shares is entitled to ten votes per Class B common share and each holder of Class A common shares is entitled to one vote per Class A common share held by our shareholders on all matters submitted to them for a vote. Our Class A common shares and Class B common shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B common shares are convertible at any time by the holder into Class A common shares on a 1:1 basis.

(4)	Consists of 59,550,000 Class B common shares held by Bright Unison Limited, a British Virgin Islands company. Bangxin Zhang is the sole shareholder and the sole director of Bright Unison Limited. Bangxin Zhang’s business address is 12/F, Danling SOHO, 6 Danling Street, Haidian District, Beijing 100080, People’s Republic of China.

(5)	The business address of Mr. Kauffman is 1000 Mountain Home Rd, Woodside, California 94062.

(6)	The business address of Ms. Sun is 99 Fu Quan Road, Shanghai 200335, People’s Republic of China.

(7)	The business address of Mr. Wang is 47 Kechuang Third Street, Daxing District, Beijing 102600, People’s Republic of China.

(8)	The business address of Mr. Chen is 699 Hongfeng Road, Pudong New District, Shanghai, 201206, People’s Republic of China.

(9)	Consists of (i) 8,812,500 Class B common shares held by Perfect Wisdom International Limited, a British Virgin Islands company and (ii) 70,518 Class A common shares in the form of ADS held by Mr. Liu. Yachao Liu is the sole shareholder and the sole director of Perfect Wisdom International Limited. Yachao Liu’s business address is 12/F, Danling SOHO, 6 Danling Street, Haidian District, Beijing 100080, People’s Republic of China.

(10)	Consists of 3,093,500 Class B common shares held by Excellent New Limited, a British Virgin Islands company. Yunfeng Bai is the sole shareholder and the sole director of Excellent New Limited. Yunfeng Bai’s business address is 12/F, Danling SOHO, 6 Danling Street, Haidian District, Beijing 100080, People’s Republic of China.

(11)	Bright Unison Limited is a company incorporated in the British Virgin Islands. Bangxin Zhang is the sole shareholder and the sole director of Bright Unison Limited. Its registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(12)	Based on Schedule 13G filed with the SEC on February 16, 2016 by UBS Group AG (for the benefit and on behalf of the UBS Global Asset Management division of UBS Group AG), and consists of 16,029,333 Class A common shares (upon conversion of ADSs) beneficially owned by the UBS Asset Management division of UBS Group AG and its subsidiaries and affiliates on behalf of clients. The principal business office of UBS Global AG is Bahnhofstrasse 45, Zuric, Switzerland.

(13)	Perfect Wisdom International Limited is a company incorporated in the British Virgin Islands. Yachao Liu is the sole shareholder and the sole director of Perfect Wisdom International Limited. Its registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

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

To our knowledge, as of April 30, 2016, 89,831,496 of our issued and outstanding Class A common shares were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A common shares in the United States.

For the restricted Class A common shares granted to our directors, officers, employees and consultants, please refer to “Item 6.B. —Directors, Senior Management and Employees—Compensation—Share Incentive Plan.”

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

PART III

Item 19. Exhibits

Exhibit Number	Description of Document
1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant’s Amendment to Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on October 6, 2010)
2.1	Registrant’s Form of Class A common share certificate (incorporated by reference to Exhibit 4.1 to the Registrant’s Amendment to Form F-1 Registration Statement (file No. 333- 169650) filed with the Securities and Exchange Commission on September 29, 2010)
2.2	Deposit Agreement, dated October 19, 2010, among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 2.2 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 28, 2011 (file No. 001-34900) filed with the Securities and Exchange Commission on July 25, 2011)
2.3	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.2 filed with the Registrant’s annual report on Form 20-F for the fiscal year ended February 28, 2011 (file No. 001-34900), filed with the Securities and Exchange Commission on July 25, 2011 and which is incorporated herein by reference)
4.1	2010 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.5 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)
4.3	Form of Employment Agreement with the Registrant’s officers (incorporated by reference to Exhibit 10.6 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)
4.4	English translation of Exclusive Business Cooperation Agreement, dated June 25, 2010, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Xueersi Education Technology Co., Ltd., Beijing Xueersi Network Technology Co., Ltd., Bangxin Zhang, Yundong Cao, Yachao Liu, Yunfeng Bai, and other parties thereto (incorporated by reference to Exhibit 10.7 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)
4.5	English translation of Call Option Agreement, dated February 12, 2009, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Xueersi Education Technology Co., Ltd., Beijing Xueersi Network Technology Co., Ltd., Bangxin Zhang, Yundong Cao, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 10.8 of Form F-1 (file No. 333169650) filed with the Securities and Exchange Commission on September 29, 2010)
4.6	English translation of Equity Pledge Supplemental Agreement, dated June 25, 2010, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Xueersi Education Technology Co., Ltd., Bangxin Zhang, Yundong Cao, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 10.9 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

Exhibit Number	Description of Document
4.7	English translation of Equity Pledge Supplemental Agreement, dated June 25, 2010, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Xueersi Network Technology Ltd., Bangxin Zhang, Yundong Cao, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 10.10 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)
4.8	English translation of Powers of Attorney, dated August 12, 2009, by Bangxin Zhang, Yundong Cao, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 10.11 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)
4.9	English translation of Exclusive Service Agreement, dated December 27, 2011, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Dongfangrenli Science & Commerce Co., Co., Ltd., Bangxin Zhang, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 4.9 of our annual report on Form 20-F (File No. 001-34900) filed with the Securities and Exchange Commission on June 27, 2012)
4.10	English translation of Option Agreement, dated December 27, 2011, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Dongfangrenli Science & Commerce Co., Co., Ltd., Bangxin Zhang, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F (File No. 001-34900) filed with the Securities and Exchange Commission on June 27, 2012)
4.11	English translation of Equity Pledge Agreement, dated December 27, 2011, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Dongfangrenli Science & Commence, Co., Ltd., Bangxin Zhang, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 4.11 of our annual report on Form 20-F (File No. 001-34900) filed with the Securities and Exchange Commission on June 27, 2012)
4.12	English translation of Powers of Attorney, dated December 27, 2011, by Bangxin Zhang, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 4.12 of our annual report on Form 20-F (File No. 001-34900) filed with the Securities and Exchange Commission on June 27, 2012)
4.13	Amended and Restated Shareholders’ Agreement among the Registrant, the Series A preferred holder, Tiger Global Five China Holdings and other parties thereto, dated August 12, 2009 (incorporated by reference to Exhibit 4.4 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2011)
4.14	English translation of Form of Real Property Sale and Purchase Agreement (incorporated by reference to Exhibit 4.10 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 28, 2011 (file No. 001-34900) filed with the Securities and Exchange Commission on July 25, 2011)
4.15	Deed of Undertaking executed by and between Bangxin Zhang and TAL Education Group dated June 24, 2013 (incorporated by reference to Exhibit 4.15 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 28, 2013 (file No. 001-34900) filed with the Securities and Exchange Commission on June 28, 2013)

Exhibit Number	Description of Document
4.16	Side letter executed by and between Bangxin Zhang and TAL Education Group dated July 29, 2013 (incorporated by reference to Exhibit 4.16 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 28, 2014 (file No. 001-34900) filed with the Securities and Exchange Commission on May 12, 2014)
4.17	Indenture dated May 21, 2014 constituting $230 million 2.50% convertible senior notes due 2019 (incorporated by reference to Exhibit 4.17 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 28, 2015 (file No. 001-34900) filed with the Securities and Exchange Commission on May 28, 2015)
4.18*	English translation of Exclusive Business Cooperation Agreement, dated August 4, 2015, by and among Beijing Century TAL Education Technology Co., Ltd., Beijing Dididaojia Education Technology Co., Ltd., Bangxin Zhang, Yachao Liu and Yunfeng Bai
4.19*	English translation of Option Agreement, dated August 4, 2015, by and among Beijing Century TAL Education Technology Co., Ltd., Beijing Dididaojia Education Technology Co., Ltd., Bangxin Zhang, Yachao Liu and Yunfeng Bai
4.20*	English translation of Equity Pledge Agreement, dated August 4, 2015, by and among Beijing Century TAL Education Technology Co., Ltd., Beijing Dididaojia Education Technology Co., Ltd., Bangxin Zhang, Yachao Liu and Yunfeng Bai
4.21*	English translation of Powers of Attorney, dated August 4, 2015, by Bangxin Zhang, Yachao Liu and Yunfeng Bai
4.22*	English translation of Exclusive Business Cooperation Agreement, dated October 26, 2015, by and among Beijing Lebai Information Consulting Co., Ltd., Beijing Lebai Education Consulting Co., Ltd. and Beijing Xueersi Education Technology Co., Ltd.
4.23*	English translation of Option Agreement, dated October 26, 2015, by and among Beijing Lebai Information Consulting Co., Ltd., Beijing Lebai Education Consulting Co., Ltd. and Beijing Xueersi Education Technology Co., Ltd.
4.24*	English translation of Equity Pledge Agreement, dated October 26, 2015, by and among Beijing Lebai Information Consulting Co., Ltd., Beijing Lebai Education Consulting Co., Ltd. and Beijing Xueersi Education Technology Co., Ltd.
4.25*	English translation of Powers of Attorney, dated October 26, 2015, by Beijing Lebai Information Consulting Co., Ltd. and Beijing Xueersi Education Technology Co., Ltd.
4.26*	English translation of Powers of Attorney, dated October 26, 2015, by Beijing Lebai Education Consulting Co., Ltd.
4.27*	English translation of VIE Termination Agreement, dated July 2, 2015, by Beijing Century TAL Education Technology Co., Ltd., Beijing Dongfangrenli Science & Commerce Co., Co., Ltd., Bangxin Zhang, Yachao Liu and Yunfeng Bai.
4.28*	Stock Purchase Agreement, dated September 18, 2015, by the Registrant, Firstleap Education and other parties named therein.
8.1*	List of Subsidiaries and Consolidated Affiliated Entities
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of the Registrant’s Registration Statement on Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)
12.1**	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document
12.2**	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Tian Yuan Law Firm
15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
15.3*	Consent of Maples and Calder
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Previously filed or furnished with the annual report on Form 20-F on May 31, 2016.

**	Filed with this Amendment No. 1 to the annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.

TAL EDUCATION GROUP

By:	/s/Bangxin Zhang
Name: Bangxin Zhang Title: Chairman and Chief Executive Officer

Date: June 3, 2016