Form 20-F
period 2017-02-28
TAL Education Group
filed 2017-06-28
CIK 1499620

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended February 28, 2017.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from___to____.

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-34900

TAL Education Group
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

15/F, Danling SOHO
6 Danling Street, Haidian District
Beijing 100080
People’s Republic of China
(Address of principal executive offices)

Rong Luo, Chief Financial Officer
Telephone: +86-10-5292-6658
Email: ir@100tal.com
15/F, Danling SOHO

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

As of February 28, 2017, 93,130,615 Class A common shares, par value $0.001 per share and 71,456,000 Class B common shares, par value $0.001 per share were outstanding.

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

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.           ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Yes ☐ No

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

•	“China” or “PRC” refers to the People’s Republic of China, and for the purpose of this annual report, excluding Taiwan, Hong Kong and Macau;

•	“we,” “us,” “our company” and “our” refer to TAL Education Group, a Cayman Islands company, and its subsidiaries, and, in the context of describing our operations and consolidated financial data, also include the Consolidated Affiliated Entities (as defined below);

•	“shares” or “common shares” refers to our Class A and Class B common shares, par value $0.001 per share;

•	“ADSs” refers to our American depositary shares, each of which represents two Class A common shares;

•	“VIEs” refers to Beijing Xueersi Network Technology Co., Ltd., or Xueersi Network, and Beijing Xueersi Education Technology Co., Ltd., or Xueersi Education, Xinxin Xiangrong Education Technology (Beijing) Co., Ltd. (the original name of which is Beijing Dididaojia Education Technology Co., Ltd.), or Xinxin Xiangrong, and Beijing Lebai Education Consulting Co., Ltd., or Lebai Education, all of which are domestic PRC companies in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP; and “Consolidated Affiliated Entities” refers to our VIEs and the VIEs’ direct and indirect subsidiaries and schools;

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States;

•	“student enrollments” refers to the cumulative total number of courses enrolled in and paid for by our students, including multiple courses enrolled in and paid for by the same student;

•	“K-12” refers to the year before the first grade through the last year of high school;

•	“RMB” or “Renminbi” refers to the legal currency of China; and

•	“$” or “U.S. dollars” refers to the legal currency of the United States.

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenient translations from Renminbi to U.S. dollars in this annual report on Form 20-F were made at a rate of RMB6.8665 to $1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on February 28, 2017. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. These forward-looking statements include statements relating to:

•	our anticipated growth strategies;

•	competition in the markets where we offer educational programs, services and products;

•	our future business development, results of operations and financial condition;

•	expected changes in our revenues and certain cost and expense items;

•	our ability to increase student enrollments and course fees and expand course offerings;

•	risks associated with the expansion of our geographic reach and our offering of new educational programs, services and products;

•	the expected increase in spending on private education in China; and

•	PRC laws, regulations and policies relating to private education and providers of after-school tutoring services.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. You should read this annual report and the documents that we refer to in this annual report completely and with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements with these cautionary statements. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

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

Our Selected Consolidated Financial Data

The following selected consolidated statement of operations data for our company for the fiscal years ended February 28/29, 2015, 2016 and 2017 and the selected consolidated balance sheet data as of February 28/29, 2016 and 2017 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations data for our company for the fiscal years ended February 28, 2013 and 2014 and the selected consolidated balance sheet data as of February 28, 2013, 2014 and 2015 are derived from our audited consolidated financial statements not included in this annual report.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes and “Item 5—Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Our historical results are not necessarily indicative of results to be expected in any future period.

	For the Years Ended February 28/29,
	2013	2014	2015	2016	2017
	(in thousands of $, except for share, per share and per ADS data)
Consolidated Statements of Operations Data:
Net revenues	$225,931	$313,895	$433,970	$619,949	$1,043,100
Cost of revenues(1)	(115,749)	(151,543)	(203,074)	(303,635)	(522,327)
Gross profit	110,182	162,352	230,896	316,314	520,773
Operating expenses
Selling and marketing(1)	(27,674)	(35,761)	(53,882)	(73,568)	(126,005)
General and administrative(1)	(51,125)	(70,300)	(110,230)	(161,022)	(263,287)
Impairment losses on long-term prepayment	(594)	—	—	—	—
Total operating expenses	(79,393)	(106,061)	(164,112)	(234,590)	(389,292)
Government subsidies	632	1,105	464	3,327	3,114
Income from operations	31,421	57,396	67,248	85,051	134,595
Interest income	5,344	9,438	16,614	17,733	18,133
Interest expense	—	—	(5,811)	(7,499)	(13,145)
Other income/(expenses)	776	399	(2,010)	(2,522)	23,073
Impairment loss on long-term investments	—	—	—	(7,504)	(8,075)
Gain from sales of available-for-sale securities	—	53	—	—	—
Gain from disposal of components	—	—	—	50,377	—
Gain from fair value change of long-term investments	—	—	1,202	1,266	—
Income before provision for income tax and loss from equity method investments	37,541	67,286	77,243	136,902	154,581
Provision for income tax	(4,101)	(6,680)	(9,369)	(33,483)	(34,066)
Loss from equity method investments	—	—	(730)	(663)	(8,025)
Net income	33,440	60,606	67,144	102,756	112,490
Add: Net loss attributable to noncontrolling interest	—	—	13	122	4,390
Net income attributable to shareholders of TAL Education Group	33,440	60,606	67,157	102,878	116,880
Net income per common share attributable to TAL Education Group
Basic	$0.21	$0.39	$0.42	$0.64	$0.72
Diluted	$0.21	$0.38	$0.41	$0.60	$0.66
Net income per ADS attributable to TAL Education Group(2)
Basic	$0.43	$0.77	$0.85	$1.29	$1.44
Diluted	$0.43	$0.76	$0.82	$1.21	$1.32
Cash Dividends per common share	$0.25 (3)	—	—	—	—
Weighted average shares used in calculating net income per common share attributable to TAL Education Group
Basic	155,607,458	156,726,994	158,381,576	160,109,169	162,548,494
Diluted	155,631,090	159,444,928	163,589,649	183,056,255	188,508,419

(1)	Includes share-based compensation expenses as follows:

	For the Years Ended February 28/29
	2013	2014	2015	2016	2017
	(in thousands of $)
Cost of revenues	$106	$48	$48	$43	$111
Selling and marketing	1,815	1,161	2,073	2,480	3,368
General and administrative	6,363	7,136	16,320	23,325	32,636
Total	8,284	8,345	18,441	25,848	36,115

(2)	Each ADS represents two Class A common shares.

(3)	In December 2012, we paid a $39 million cash dividend to our shareholders of record as of December 7, 2012. Our issued and outstanding share capital as of December 7, 2012 consisted of 68,314,150 Class A common shares and 87,806,000 Class B common shares.

	As of February 28/29,
	2013	2014	2015	2016	2017
	(in thousands of $)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	$185,081	$269,931	$470,157	$434,042	$470,217
Total assets	316,042	427,599	772,415	1,061,379	1,828,906
Deferred revenue	102,514	132,401	177,640	289,281	518,874
Total liabilities	124,597	167,603	458,844	620,642	1,148,042
Total equity	191,445	259,996	313,571	440,737	680,864

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We believe that market awareness of our “Xueersi” brand has contributed significantly to the success of our business, and that maintaining and enhancing the value of this brand is critical to maintaining and enhancing our competitive advantage. If we are unable to successfully promote and market our brand and services, our ability to attract new students could be adversely impacted and, consequently, our financial performance could suffer. We mainly rely on word-of-mouth referrals to attract prospective students. We also use integrated marketing tools and tactics such as the Internet, wechat, social media, public lectures, outdoor advertising campaigns, co-brand promotions, and distribution of marketing materials to promote our brand and service offerings. In order to maintain and increase our brand recognition and promote our new service offerings, we have increased our marketing personnel and expenses over the last several years. We have also sought to strengthen recognition for our other brands, such as our “Haoweilai” brand, which is the umbrella brand for all our brands, our “Xueersi Peiyou”brand, through which we offer small classes covering major subjects in supplement to school learnings, our “Izhikang” brand, through which we offer personalized premium services, and our “Mobby” brand, through which we offer small classes focused on thinking development for young learners. After our acquisition of Firstleap Education, we will also enhance and promote the “Firstleap” brand for all-subject tutoring services in English to students aged two to fifteen. A number of factors could prevent us from successfully promoting our brand, including student dissatisfaction with our services and the failure of our marketing tools and strategies to attract prospective students. If we are unable to maintain and enhance our “Xueersi” brand, successfully develop additional brands, or utilize marketing tools in a cost-effective manner, our revenues and profitability may suffer.

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

Our net revenues increased from $434.0 million in the fiscal year ended February 28, 2015 to $619.9 million in the fiscal year ended February 29, 2016, and further to $1,043.1 million in the fiscal year ended February 28, 2017. Any evaluation of our business and our prospects must be considered in light of the risks and uncertainties encountered by companies at our stage of development. The after-school tutoring service market in China is still at the development stage, which makes it difficult to evaluate our business and future prospects. In addition, our past results may not be indicative of future performance because of new businesses developed or acquired by us. Furthermore, our results of operations may vary from period to period in response to a variety of other factors beyond our control, including general economic conditions and regulations or government actions pertaining to the private education service sector in China, changes in spending on private education and non-recurring charges incurred under unexpected circumstances or in connection with acquisitions, equity investments or other extraordinary transactions. Due to these and other factors, our historical financial and operating results, growth rates and profitability as well as quarter-to-quarter comparisons of our operating results may not be indicative of our future performance and you should not rely on them to predict our future performance.

If our students’ level of performance deteriorates or satisfaction with our services declines, they may decide to withdraw from our courses and request refunds and our business, financial condition, results of operations and reputation would be adversely affected.

The success of our business depends on our ability to deliver a satisfactory learning experience and improved academic results. Our tutoring services may fail to improve a student’s academic performance and a student may perform below expectations even after completing our courses. Additionally, student and parent satisfaction with our services may decline. A student’s learning experience may also suffer if his or her relationship with our teachers does not meet expectations. We generally offer refunds for the remaining classes in a course to students who withdraw from the course. If a significant number of students fail to improve their academic performance after attending our courses or if they are not satisfied with our service or their learning experiences, they may decide to withdraw from our courses and request refunds, and our business, financial condition, results of operations and reputation would be adversely affected.

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

Our business has experienced growth in recent years. The number of our learning centers increased from 289 as of February 28, 2015 to 507 as of February 28, 2017. We plan to continue to expand our operations in different geographic markets in China. The establishment of new learning centers poses challenges and requires us to make investments in management, capital expenditures, marketing expenses and other resources. The expansion has resulted, and will continue to result, in substantial demands on our management and staff as well as our financial, operational, technological and other resources. In addition, we typically incur pre-opening costs associated with our new learning centers, and may incur losses during their initial ramp-up stage because we incur rent, salary and other operating expenses for new learning centers regardless of any revenues we may generate. If the ramp-up of our new learning centers is slower than expected, whether due to our inability to attract sufficient student enrollments or charge hourly rates for our courses that are high enough for us to recover our costs, our overall financial performance may be materially and adversely affected. Our planned expansion will also place significant pressure on us to maintain teaching quality and consistent standards, controls and policies to ensure that our brand does not suffer as a result of any decrease, whether actual or perceived, in the quality of our programs. To manage and support our expansion, we must improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers and management personnel as well as other administrative and marketing personnel. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, maintain or accelerate our current growth rate, maintain or increase our gross and operating profit margins, recruit and retain qualified teachers and management personnel, successfully integrate new learning centers into our operations and otherwise effectively manage our growth. If we are not successful in effectively and efficiently managing our expansion, we may not be able to capitalize on new business opportunities, which may have a material and adverse impact on our financial condition and results of operations.

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

We derived approximately 45.7% of our total net revenues for the fiscal year ended February 28, 2017 from our Xueersi Peiyou small-class offering in Beijing, Shanghai, Guangzhou, Shenzhen, Nanjing and we expect these five cities to continue to constitute important sources of our revenues. If any of these cities experiences an event negatively affecting its private education market, such as a serious economic downturn, natural disaster or outbreak of contagious disease, adopts regulations relating to private education that place additional restrictions or burdens on us, or experiences an increase in the level of competition for the types of services we offer, our overall business and results of operations may be materially and adversely affected.

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

Admission and assessment processes in China constantly undergo changes and developments in terms of subject and skill focus, question type, examination format and the manner in which the processes are administered. We are therefore required to continually update and enhance our curriculum, course materials and teaching methods. Any inability to track and respond to these changes in a timely and cost-effective manner would make our services and products less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students, and in turn have a material adverse effect on our business, financial condition and results of operations. For example, in September 2014, the State Council promulgated the Opinions Related to the Implementation of the Further Reform of Examination-Enrollment System to provide further opinions in changing the enrollment system of college entrance examination. Since the promulgation of such Opinions by the State Council, there have been 24 provinces, autonomous regions or municipalities directly under the central government that have announced to launch their respective new policies related to college entrance examinations in accordance with the Opinions aforementioned. These provinces include Tianjin, Beijing, Qinghai, Shanghai, Jiangsu, Zhejiang, Hainan, Tibet, Ningxia, Guangxi, Guangdong, Gansu, Heilongjiang, Liaoning, Guizhou, Hebei, Shandong, Hunan, Sichuan, Jiangxi, Jilin, Shanxi, Chongqing, and Hubei. These new policies generally covers the changes of subjects in the entrance examination and the changes of the times of the English examinations in college entrance examination. In December 2014, the MoE, State Ethic Affairs Commission, the Ministry of Public Security, General Administration of Sport and China Association for Science and Technology jointly promulgated the Opinions to Further Reduce and Regulate the Subject and Number of Extra Scores in College Entrance Examination, which among other things, provides to cancel the extra scores due to the excellent performance of students in the fields of sports, Olympiad competitions, science and technology competitions, and morality for college entrance examination as well as the extra scores of students who obtains the title of Provincial Excellent Students in their college entrance examination, and also provide further opinions in regulating the subject and number of extra scores in college entrance examination. In the same month, the MoE promulgated the Opinions of Implementation of the High School Academic Proficiency Test, which requires the high school students to participate the High School Academic Proficiency Test and the scores of students obtained in this High School Academic Proficiency Test will be provided to the colleges for enrollment in specific ways respectively determined by each college, province, region and municipality. On September 18, 2016, the MoE promulgated the Guidance Opinions on Further Promoting the Reform of Exams and Entrance System for High Schools which promotes that the secondary school students shall participate the Secondary School Academic Proficiency Test, instead of participating in both the secondary school graduation exams and high school entrance exams, and the scores of students for certain subjects obtained in this Secondary School Academic Proficiency Test shall be taken into scores for high school enrollment. In January 2017, MoE promulgated new curriculum standards for the subject of science in primary schools, which will take effect in the fall semester of 2017. We have completed the process of adapting our tutoring programs and materials to these new curriculum requirements. However, any failure to respond in a timely and cost-effective manner to such changes will adversely impact the marketability of our services and products.

Regulations and policies which de-emphasize scholastic competition achievements in college and high school admissions have had, and may continue to have, an impact on our enrollments. In particular, these policies and measures may adversely affect the demand for our after-school tutoring business and personalized premium services. For example, our business in Beijing has been affected by the change in policy on the use of mathematical Olympiad competition results for admission to key middle schools. Following the MoE’s amendment of its “extra credit policy” in November 2010 to limit the number of extra scores Olympiad competition winners may receive for their college entrance examination and in compliance with the Implementation Opinions on Standardizing Educational Changes and Adjusting Arbitrary Educational Changes in 2013, which relate to the admissions processes of high schools, certain local educational authorities promulgated policies limiting the role of Olympiad competitions in the admission process of high schools and middle schools. In February 2013, the Beijing Municipal Education Commission issued a Notice on Mitigating Schoolwork-Related Stress on Students in Primary and Secondary Schools, which, among other things, prohibit public schools from cooperating with or authorizing private training organizations to offer after-school tutoring services for the purpose of enrolling students in such public schools. In July 2015, the Beijing Municipal Education Commission further issued a notice to prohibit primary and secondary schools from using Olympiad and other competition scores as the selection method for enrollment, and from hosting, or cooperating with private training organizations to host, Olympiad competition classes. Education authorities in Shanghai, Chengdu and Zhejiang have also issued similar notices and opinions from 2016 to 2017. These policies have generally resulted in a decrease in the demand for mathematical Olympiad competition courses, which in turn has also affected the enrollments in our mathematics classes as well as our personalized premium services business. In addition, the MoE issued the Implementation Opinions on Further Improving the Exam-exemption and Nearest Schooling Enrollment Work in Secondary Schools in January 2014 to clarify that local educational administrative departments at all levels, public schools and private schools are not allowed to use examinations to select their students. Public schools may not use various competitions or examinations as the selection method for enrollment. The general office of the MoE issued the Notice on Further Improving the Compulsory School Exam-exemption and Nearest Schooling Enrollment Work in Main Cities to the provincial and municipal educational administrative departments in Beijing, Tianjin, Liaoning, Jilin, Heilongjiang, Shanghai, Jiangsu, Zhejiang, Fujian, Shandong, Hubei, Guangdong, Chongqing, Sichuan, Shanxi, Dalian, Qingdao, Ningbo, Xiamen and Shenzhen in January 2014 to further request that all the primary schools and secondary schools in main cities implement this notice gradually from then to 2017 and put an end to the entrance examinations and the link between entrance examinations and enrollment. In July 2012, the Chengdu Municipal Education Bureau and certain other local governmental authorities issued the Implementation Plans for Governance on Arbitrary Fee Collection Regarding School Selection for Primary and Secondary Schools to prohibit schools from hosting, or cooperating with private training organizations to host, after-school tutoring classes for the purpose of school enrollment, and from organizing or encouraging students to participate in competitions without approval from the educational authorities. Education authorities in Beijing, Shanghai, Guangzhou, Shenzhen and many other cities has also published similar rules. In June 2017, the Chengdu Education Bureau, Chengdu Civil Affairs Bureau and certain other local governmental authorities issued the Bulletin on Governing the Operation of Private Cultural and Educational Training Activities, which further provides that private training organizations may not organize kindergarten, primary and secondary school students to participate in regional or cross-regional examination, joint examination and ranking activities, may not host, organize or induce students to participate in any competitions and grading activities not organized or approved by governmental authorities, including Olympiad and “Huasai”, may not provide premises, equipment, marketing services, pre-test training or examination services to the foregoing competitions and activities, and may not promote any materials and products in the name of competition. We are in the process of adapting our operations which may be construed as competitions or ranking activities to these regulations. We cannot assure you whether relevant governmental authorities will find our operations in violation of such regulations. In May 2017, three of our learning centers in Chengdu received a notice from the local education bureau to prohibit us from hosting any competition without approval from the educational authorities, and from entrusting other entities to host examinations or tutoring classes for the purpose of school enrollment, before we can continue our business. If we cannot obtain such approval to continue our business, or have to stop hosting competitions, or receive similar notice in other parts of our network, the performance of our services and our results of operations will be adversely affected.

Accidents or injuries suffered by our students or other people caused by us, or perceived to be caused by us may adversely affect our reputation, subject us to liability and cause us to incur substantial costs.

We have a large number of students and their parents on our premises to attend classes and/or use our facilities, and they may suffer accidents or injuries or other harm on our premises, including those caused by or otherwise arise from the actions of our employees or contractors. For instance, in 2012, three students were injured while attending a physics laboratory class in Beijing. We have paid for the medical and related expenses and/or negotiated settlements with the families of these three students, and while we have liability insurance policies, such policies only covered a small portion of the compensation. Although we have since enhanced preventive measures to avoid similar incidents, we cannot assure you that there will be no similar incidents in the future. We also organize overseas trips for students as a part of certain of our services. Due to our limited experience organizing such trips and unfamiliarity with foreign countries, our students may be involved in accidents or suffer injuries or other harm on these trips.

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

Widespread use of the Internet for educational purposes is a relatively recent occurrence, and the market for Internet-based courses and services is characterized by rapid technological changes and innovations, such as artificial intelligence, augmented reality, virtual reality, as well as unpredictable product life cycles and user preferences. We have limited experience with online courses and services. We must be able to adapt quickly to changing student needs and preferences, technological advances and evolving Internet practices in order to compete successfully in online education. Ongoing enhancement of our online offerings and technologies may entail significant expenses and technological risks, and we may not be able to use new technologies effectively and may fail to adapt to changes in the online education market on a timely and cost-effective basis. We began offering online courses through our www.xueersi.com in 2010 and revenues generated from our online course offerings through www.xueersi.com accounted for 3.6%, 4.0% and 4.7% of our total net revenues in the fiscal years ended February 28/29, 2015, 2016 and 2017, respectively. We expect that revenues from our online course offerings will increase. However, if improvements to our online offerings and technologies are delayed, result in systems interruptions or are not aligned with market expectations or preferences, we may lose market share and our growth prospects could be adversely affected.

Our success depends on the continuing efforts of our senior management team and other key personnel and our business may be harmed if we lose their services.

Our future success depends heavily upon the continuing services of the members of our senior management team. If any member of our senior management team leaves us and we fail to effectively manage a transition to new personnel in the future or if we fail to attract and retain qualified and experienced professionals on acceptable terms, our business, financial condition and results of operations could be adversely affected. Competition for experienced management personnel in the education industry is intense, and we may not be able to retain the services of our senior executives or key personnel, or to attract and retain high-quality senior executives or key personnel in the future.

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

Our office space and service and learning centers are presently mainly located on leased premises. We purchased 7,582 square meters of building space in Beijing in 2011, which we renovated as offices in the fiscal year ended February 28, 2013, and purchased 881 square meters of building space in Anhui in May 2016, which we use as learning center and office space starting from June 2016. With respect to our leased premises, at the end of each lease term, which generally ranges from one to 15 years, we must negotiate an extension of the lease and if we are not able to negotiate an extension on terms acceptable to us, we will be forced to move to a different location, or the rent may increase significantly. This could disrupt our operations and adversely affect our profitability. All of our leases are subject to renewal at market prices, which could result in a substantial rent increase at each time of renewal. We compete with many other businesses for sites in certain prime locations and some landlords may have entered into long-term leases with our competitors for these locations. As a result, we may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could adversely affect our business. In addition, a few of our lessors have not been able to provide us with copies of title certificates or other evidencing documents to prove that they have authorization to lease the properties to us. We also have not registered most of our lease agreements with the relevant PRC governmental authorities as required by relevant PRC law. As of the date of this annual report, we are not aware of any actions, claims or investigations threatened against us with respect to the defects in our leasehold interests while we are informed that one of our lessors is involved in litigations with respect to the defects in its rental right, which to our best knowledge will not have material adverse effect on our business, financial condition and results of operations as a whole. We were aware of the defects when we entered into those leases. In many cases, we entered into leases upon promises from the lessors that relevant certificates and authorizations would be delivered at a later time, which did not eventually materialize. Our business and legal teams followed an internal guideline to identify and assess risks in connection with leasing the properties, and a final business decision was made after our analysis of the likely impact of the defects on the leasehold interests and the value of the properties to our expansion plan. However, there is no assurance that our decision would always lead to the favorable outcome we expected to achieve. If any of our leases are terminated as a result of challenges by third parties or government authorities for lack of title certificates or proof of authorization to lease, we do not expect to be subject to any fines or penalties but we may be forced to relocate the affected learning centers and incur additional expenses relating to such relocation. If we fail to find suitable replacement sites in a timely manner or on terms acceptable to us, our business and results of operations could be materially and adversely affected.

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

We consider our copyrights, trademarks, trade names, Internet domain names, patents and other intellectual property rights invaluable to our ability to continue to develop and enhance our brand recognition. Unauthorized use of our intellectual property rights may damage our reputation and brands. Our “Xueersi” brand and logo is a registered trademark in China. Our proprietary curricula and course materials are protected by copyrights. However, preventing infringement on or misuse of intellectual property rights could be difficult, costly and time-consuming, particularly in China. The measures we take to protect our intellectual property rights may not be adequate to prevent unauthorized uses. Furthermore, application of laws governing intellectual property rights in China is uncertain and evolving, and could involve substantial risks to us. There have been several incidents in the past where third parties used our brand “Xueersi” without our authorization, and on occasion we have needed to resort to litigation to protect our intellectual property rights. In addition, we are still in the process of applying for the registration in China of the trademarks for our “Haoweilai” brand in four categories. We cannot assure you that the relevant governmental authorities will grant us the approval to register such trademarks. As a result, we may be unable to prevent third parties from utilizing this brand name, which may have an adverse impact on our brand image. If we are unable to adequately protect our intellectual property rights in the future, we may lose these rights, our brand name may be harmed, and our reputation and business may suffer materially. Furthermore, our management’s attention may be diverted by violations of our intellectual property rights, and we may be required to enter into costly litigation to protect our proprietary rights against any infringement or violation.

We may encounter disputes from time to time relating to our use of the intellectual property of third parties.

We cannot assure you that our courses and marketing materials, online courses, products, and platform or other intellectual property developed or used by us do not or will not infringe upon valid copyrights or other intellectual property rights held by third parties. We may encounter disputes from time to time over rights and obligations concerning intellectual property, and we may not prevail in those disputes. For instance, in April 2015, three major education publishers, People’s Education Press, Ltd., Beijing Normal University Press Ltd. and Foreign Language Teaching and Research Press LLC, made a joint statement on protecting copyrights and pursuing legal liabilities against those entities which use, edit, publish, sell or otherwise disseminate the contents in the textbooks published by the three press without authorization. We have adopted policies and procedures to prohibit our employees and contractors from infringing upon third-party copyright or intellectual property rights. However, we cannot assure that our teachers or other personnel will not, against our policies, use third-party copyrighted materials or intellectual property without proper authorization in our classes, on our websites, at any of our locations or via any medium through which we provide our programs. Our users may also post unauthorized third-party content on our websites. We may incur liability for unauthorized duplication or distribution of materials posted on our websites or used in our classes. We have been involved in claims against us alleging our infringement of third-party intellectual property rights and we may be subject to such claims in the future. Any such intellectual property infringement claim could result in costly litigation, harm our reputation and divert our management attention and resources.

We may fail to successfully make necessary or desirable acquisition or investment, and we may not be able to achieve the benefits we expect from recent and future acquisitions or investments.

We have made and intend to continue to make acquisitions or equity investments in additional businesses that complement our existing business. We may not be able to successfully integrate acquired businesses. If the businesses we acquire do not subsequently generate the anticipated financial performance or if any goodwill impairment test triggering event occurs, we may need to revalue or write down the value of goodwill and other intangible assets in connection with such acquisitions or investments, which would harm our results of operations.

We may not have any control over the businesses or operations of our minority equity investments, the value of which may decline over time. For the investments accounted for by equity method, we book a gain or loss of share of net income or loss of the investments. If the investee’s operation or financial performance deteriorated, we may need to revalue or record impairment to the carrying amount of the long-term investment, which would harm our results of operations. For the fiscal year ended February 28, 2017, we incurred impairment loss on long-term investments of $8.1 million and loss from equity method investments of $8.0 million.

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

If we cannot obtain sufficient cash when we need it, we may not be able to meet our payment obligations under our convertible notes and credit facilities.

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

On June 30, 2016, we signed a 3-year $400 million term and revolving facilities agreement with a group of arrangers led by Deutsche Bank AG, Singapore Branch. The facilities, a $225 million 3-year bullet maturity term loan and a $175 million 3-year revolving facility, are priced at 250 basis points over LIBOR. As of February 28, 2017, the balance under the facilities was $225 million.

We cannot assure you that we will have sufficient funds to fulfill our payment obligations under the notes and the credit facilities. We are a holding company with no material operations of our own. As a result, we rely upon dividends and other cash distributions paid to us by our subsidiaries to meet our payment obligations under the notes, the credit facilities and our other obligations. Our subsidiaries are distinct legal entities and do not have any obligation, legal or otherwise, to provide us with dividends or other distributions. We may face tax or other adverse consequences, or legal limitations, on our ability to obtain funds from these entities.

In addition, our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

•	our financial condition, results of operations and cash flows;

•	general market conditions for financing activities; and

•	economic, political and other conditions in China and elsewhere.

If we are unable to obtain funding in a timely manner or on commercially acceptable terms, we may not be able to meet our payment obligations under our convertible notes and the credit facilities.

We have experienced recent declines in our margins.

Many factors may cause our gross and net margins to decline. For example, our gross margin may decrease as costs incurred in the expansion of our business and our physical network of learning centers and service centers increase faster than our revenues. In addition, new investments and acquisitions may cause our margins to decline before we successfully integrate the acquired businesses into our operations and realize the full benefits of these investments and acquisitions. We have experienced fluctuations in our margins in recent years, in particular an overall decline in our net margin. There can be no assurance that our margins will not continue to decline in the future.

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

The performance and reliability of our online and technology infrastructure is critical to our reputation and ability to retain students and increase student enrollment. Any system error or failure, or a sudden and significant increase in online traffic, could disrupt or slow access to our websites. We cannot assure you that we will be able to expand our online infrastructure in a timely and cost-effective manner to meet the increasing demands of our students and their parents. In addition, our computer systems store and process important information including, without limitation, class schedules, registration information and student data and could be vulnerable to interruptions or malfunctions due to events beyond our control, such as natural disasters and technology failures. For instance, we have in the past experienced interruptions to our operations due to temporary computer system failures. Although we have a daily backup system that runs on different servers for our operating data, we may still lose important student data or suffer disruption to our operations if there is a failure of the database system or the backup system. In addition, computer hackers, foreign governments or cyber terrorists may attempt to penetrate our network security and our website. Unauthorized access to our proprietary business information or customer data may be obtained through break-ins, sabotage, breach of our secure network by an unauthorized party, computer viruses, computer denial-of-service attacks, employee theft or misuse, breach of the security of the networks of our third party providers, or other misconduct. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our network security or our website change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. It is also possible that unauthorized access to customer data may be obtained through inadequate use of security controls by customers. We would suffer economic and reputational damages if a technical failure of our systems or a security breach compromises student data, including identification or contact information, although there has not been any compromise in the past. Any disruption to our computer systems could therefore have a material adverse effect on our on-site operations and ability to retain students and increase student enrollments.

We face risks related to natural and other disasters, including outbreaks of health epidemics, and other extraordinary events, which could significantly disrupt our operations.

Our business could be materially and adversely affected by natural and other disasters, including earthquakes, fire, floods, environmental accidents, power loss, communication failures and similar events. Additionally, our business could be materially and adversely affected by the outbreak of H7N9 bird flu, H1N1 swine influenza, severe acute respiratory syndrome (SARS), Ebola or another health epidemic. While we have not suffered any material loss or experienced any significant increase in costs as a result of any natural and other disaster or other extraordinary event, our student attendance and our business could be materially and adversely affected by any such occurrence in any of the cities in which we have major operations.

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

Our management has concluded that our internal control over financial reporting was effective as of February 28, 2017, and our independent registered public accounting firm has issued an attestation report which concludes that our internal control over financial reporting was effective in all material aspects as of February 28, 2017. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. In addition, we need to continue to evaluate the consolidation of our VIEs and VIEs’ subsidiaries and schools given the change in the ownership or voting power of the Company by the nominee shareholders of the VIEs. As a result, although we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act of 2002, any failure to maintain effective internal controls over financial reporting could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs.

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

We adopted a share incentive plan in June 2010 that permits granting of options to purchase our Class A common shares, restricted shares, restricted share units, share appreciation rights, dividend equivalent rights and other instruments as deemed appropriate by the administrator under the plan. In August 2013, we amended and restated our 2010 Share Incentive Plan. Pursuant to the amended and restated 2010 Share Incentive Plan, the maximum aggregate number of Class A common shares that may be issued pursuant to all awards under our share incentive plan is equal to five percent (5%) of the total issued and outstanding shares as of the date of the amended and restated 2010 Share Incentive Plan. However, the shares reserved may be increased automatically if and whenever the unissued share reserve accounts for less than one percent (1%) of the total then issued and outstanding shares, so that after the increase, the shares unissued and reserved under this plan immediately after each such increase shall equal five percent (5%) of the then issued and outstanding shares. As of May 31, 2017, 13,239,130 non-vested restricted Class A common shares and 1,321,896 share options to purchase 1,321,896 Class A common shares under our share incentive plan previously granted to our employees, directors and consultants are outstanding. As a result of these grants and potential future grants under the plan, we have incurred and will continue to incur share-based compensation expenses. We had share-based compensation expenses of $18.4 million, $25.8 million and $36.1 million for the fiscal years ended February 28/29, 2015, 2016 and 2017, respectively. As of February 28, 2017, the unrecognized compensation expenses amounted to $193.7 million related to the non-vested restricted shares, which will be recognized over a weighted-average period of 3.7 years, and $13.6 million related to share options, which will be recognized over a weighted-average period of 3.8 years. Expenses associated with share-based compensation awards granted under our share incentive plan may materially reduce our future net income. However, if we limit the size of grants under our share incentive plan to minimize share-based compensation expenses, we may not be able to attract or retain key personnel.

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

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. In particular, in January 2015, the Ministry of Commerce, or MOFCOM, published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise. Under the draft Foreign Investment Law, variable interest entities would also be deemed as foreign-invested enterprises, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by PRC parties. It is uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft. See “Regulation—The Draft PRC Foreign Investment Law” and “Risks Related to Doing Business in China —Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

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

We have entered into equity pledge agreements with our VIEs and their respective shareholders to guarantee the performance of the obligations of our Consolidated Affiliated Entities under the exclusive business cooperation agreements they have entered into with us. Pursuant to the equity pledge agreements entered into by and among Xueersi Education, Xueersi Network, Xinxin Xiangrong, the shareholders of the above three companies and TAL Beijing, our wholly-owned subsidiary, 100% equity interests of Xueersi Education, Xueersi Network and Xinxin Xiangrong have been pledged to TAL Beijing. Pursuant to the equity pledge agreement entered into by and among Lebai Information, Lebai Education and the sole shareholder of Lebai Education, 100% equity interests of Lebai Education has been pledged to Lebai Information. In the registration forms submitted to the local branch of the State Administration of Industry and Commerce, or the SAIC, for the pledges over the equity interests under the equity pledge agreements, the amount of registered equity interests pledged to TAL Beijing, was RMB10 million, and RMB2 million for Xueersi Education, and Xinxin Xiangrong, respectively, which used to represent 100% of their respective registered capital before their recent capital increase, and we are in the process of registering the pledge of the increased registered capital of Xueersi Education and Xinxin Xiangrong to TAL Beijing with the local branch of SAIC. The pledge of the 100% registered capital of Xueersi Network and Lebai Education respectively to TAL Beijing and Lebai Information have been registered with the local branch of SAIC. The equity pledge agreements with the shareholders of the VIEs provide that the pledged equity interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the principal service agreements and the scope of pledge shall not be limited by the amount of the registered capital of the VIEs. However, it is possible that a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt, which takes last priority among creditors.

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

All the material agreements under the VIE Contractual Arrangements, which are summarized under “Item 4.C.—Information on the Company—Organizational Structure—VIE Contractual Arrangements,” are governed by PRC law and provide for the resolution of disputes under the agreements through arbitration in Beijing. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in China is not as developed as some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce the VIE Contractual Arrangements. Under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event we are unable to enforce the VIE Contractual Arrangements, we may not be able to exert effective control over our Consolidated Affiliated Entities, and our ability to conduct our business may be negatively affected.

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

We have three major types of chops—corporate chops, contract chops and finance chops. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use corporate chops or contract chops for executing leases and commercial contracts. We use finance chops generally for making and collecting payments, including, but not limited to issuing invoices. Use of chops must be approved by the responsible departments and follow our internal procedure. Although we usually utilize chops to execute contracts, the registered legal representatives of our PRC subsidiaries, VIEs and their schools and subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops.

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

Our schools are registered as schools that require reasonable returns in some cities and as schools that do not require reasonable returns in others. As of May 31, 2017, we had 58 affiliated schools, among which 19 had elected not to require reasonable returns and the remaining schools had elected to require reasonable returns. The respective sponsor of each school will make such election and determine the amounts to be allocated to each school’s development fund in accordance with PRC laws and regulations.

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Amended Law for Promoting Private Education, or the Amended Private Education Law, which is scheduled to take effect on September 1, 2017. Under the Amended Private Education Law, the term “reasonable return” is no longer used, and sponsors of private school may choose to establish non-profit or for-profit private schools at their own discretion, while, pursuant to current law, all private schools shall not be established for for-profit purposes. Sponsors of for-profit private schools are entitled to retain the profits from their schools and the operating surplus may be allocated to the sponsors pursuant to the PRC Company Law and other relevant laws and regulations. Sponsors of non-profit private schools are not entitled to any distribution of profits from their schools and all revenue must be used for the operation of the schools. See “PRC Regulation—The Law for Promoting Private Education and the Implementation Rules for the Law for Promoting Private Education.”

However, as of May 31, 2017, the implementation rules for the Amended Private Education Law or the relevant regulations adopted by competent government authorities at the provincial level have not been published to the public. It remains uncertain how the Amended Private Education Law will be interpreted and implemented and impact our business operations.

We do not believe that the election to be a school that does or does not require reasonable returns, or the election to be a non-profit or for-profit schools, will affect amounts that may be distributed to us by means of different fee payments such as service fees. As a holding company, we rely on dividends and other distributions from our PRC subsidiaries, including TAL Beijing and Lebai Information. TAL Beijing, Lebai Information and their designated affiliates are entitled to receive service fees from the schools according to the relevant exclusive business cooperation agreements. We do not believe that TAL Beijing, Lebai Information and their designated affiliates’ right to receive the service fees from the schools will be affected by such elections, but if our judgment turns out to be incorrect, TAL Beijing, Lebai Information and our other PRC subsidiaries’ ability to make distributions or pay dividends to us may be materially and adversely impacted. If a school elects to be a school that does not require reasonable return but in fact pays reasonable return to its sponsor, in extreme cases, PRC government authorities have the right to suspend the operations of the relevant school and suspend student enrollment and perhaps even to de-register the operating permits of such schools altogether, which may materially and adversely impact our business, financial condition and results of operations.

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

The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The MOFCOM has solicited comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as foreign-invested enterprises, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOFCOM, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% or more of the voting rights or similar equity interest of the subject entity; (ii) holding less than 50% of the voting rights or similar equity interest of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be a foreign-invested enterprise, and its investment amount exceeds certain thresholds or its business operation falls within a “negative list,” to be separately issued by the State Council in the future, market entry clearance by the MOFCOM or its local counterparts will be required. Otherwise, all foreign investors may make investments on the same terms as domestic investors without being subject to additional approval from the government authorities as mandated by the existing foreign investment legal regime.

The “variable interest entity” structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. “Risks Related to Our Corporate Structure” and “Item 4. Information on the Company —C. Organizational Structure—VIE Contractual Arrangements.” Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as foreign-invested enterprises, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a “variable interest entity” structure in an industry category that is on the “negative list,” the “variable interest entity” structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC state-owned enterprises or agencies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as foreign-invested enterprises and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

Through our dual-class share structure, Mr. Bangxin Zhang, a PRC citizen, possesses and controls 73.5% of the voting power of our company as of May 31, 2017. However, the draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a “variable interest entity” structure, whether or not these companies are controlled by PRC parties, while it has solicited comments from the public on this point. Moreover, it is uncertain whether the industries in which our variable interest entities operate will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as the MOFCOM market entry clearance, to be completed by companies with existing “variable interest entity” structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable foreign-invested enterprises. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

Uncertainties with respect to PRC regulatory restrictions on after-school services could have a material adverse effect on us.

The MoE, together with a few other PRC government agencies issued implementation rules on administration of education-related fee collection, which provide, among other things, that schools that are part of the compulsory education system are not allowed to charge students additional fees for any type of after-school tutoring classes, and that public schools and their teachers, whether or not in cooperation with private schools, are prohibited from offering any type of after-school tutoring or training classes for a fee outside the school. In 2015, the MoE issued Rules on Strictly Prohibiting Primary and Secondary Schools or Their Teachers From Offering Paid After-school Tutoring, which expressly prohibiting all primary and secondary schools or their teachers from offering or cooperating with learning centers for offering after-school tutoring classes to primary and secondary school students. Private schools, which are not primary or secondary schools, or otherwise part of the compulsory education system, generally are permitted to offer after-school tutoring services pursuant to their private school operating permits issued by the relevant PRC government authorities pursuant to the Law for Promoting Private Education and implementation rules promulgated thereunder. However, several provincial government agencies issued notices or rules applicable in their respective provinces expressly prohibiting even private schools from offering after-school tutoring classes to primary and secondary school students. Among the areas where we offer after-school tutoring services, local governments in Shanghai and Tianjin issued notices, prohibiting private schools from offering after-school tutoring services to primary and secondary school students. Nevertheless, we are not aware of any instances in Shanghai or Tianjin where the government authorities took actions enforcing the aforementioned notices; nor have we received any notices, warnings or inquiries from these government authorities with respect to our tutoring services. The Beijing Municipal Education Commission has issued a Notice on Reducing Schoolwork-Related Stress on Students in Primary and Secondary Schools, which, among other things, strictly prohibits private schools from offering after-school tutoring classes to primary and secondary school students. The aforementioned notices do not provide any monetary penalties for violations and thus we are not able to quantify the penalties that we may be subject to if we are deemed not to be in compliance with these notices. We are not aware of any imminent risks in connection with the aforementioned notices. However, since PRC regulatory authorities have significant discretion in interpreting and implementation rules and regulations and that regulatory enforcements can be inconsistent, we cannot assure you that we will not in the future be subject to the above mentioned regulations, fined or otherwise penalized by government authorities for offering such classes, in which case our business and operations could be materially and adversely affected.

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

We are required to obtain and maintain various licenses and permits and fulfill registration and filing requirements in order to operate our tutoring service business. For instance, a duly approved private school will be granted a private school operating permit, and shall be registered with the Ministry of Civil Affairs or its local branches as a privately run non-enterprise institution. In addition, learning centers of schools must make filings with the MoE or its local branches. As of February 28, 2017, we had 507 learning centers in operation, of which 339 learning centers offer Xueersi Peiyou small classes, 53 learnings centers offer Firstleap small classes and 8 learning centers offer Mobby small classes. As of May 31, 2017, 79 learning centers had not completed filing requirements for permits or registrations, which in the aggregate accounted for 9.7% of our total net revenues for the fiscal year ended February 28, 2017. We are in the process of preparing filings and applying for permits for these learning centers but do not expect to complete all such filings and obtain all such permits in the near term. We have been taking steps to meet these requirements, but there is no assurance that our efforts will result in full compliance given the significant amount of discretion PRC government authorities have in interpreting, implementing and enforcing rules and regulations and due to other factors beyond our control.

In June 2017, the Chengdu Education Bureau, Chengdu Civil Affairs Bureau and certain other local governmental authorities issued the Bulletin on Governing the Operation of Private Cultural and Educational Training Activities, which provides that private schools may not establish branches. As the Amended Private Education Law will take effect on September 1, 2017, it is uncertain whether its implementation rules and other supporting regulations will have more stringent requirements for learning centers, such as requiring all learning centers nationwide to obtain private school operating permits. If we fail to comply with applicable legal requirements, we may be subject to fines, confiscation of any gains derived from our non-compliant operations or the suspension of our non-compliant operations, which may materially and adversely affect our business and results of operations. For example, six of our learning centers in Chengdu received notices from the local education bureaus and local SAIC in May 2017 which requested us to obtain the operating permits or filings for learning centers before we may continue our business. Revenues from such learning centers contributed 1.8% of our total net revenues for the fiscal year ended February 28, 2017. As of the date of this annual report, our applications for the private school operating permits and filings for learning centers for four of the above six learning centers have been accepted by relevant local education bureaus and we expect to obtain these permits and fillings in the near future, and for the remaining two learning centers, we are in the process of preparing the application for the private school operating permit and expect to submit our application soon.

We have been making efforts to ensure compliance with applicable rules and regulations in establishing new learning centers, as well as to remediate non-compliances relating to our existing learning centers. In addition, our business and legal teams follow an internal guideline to make necessary filings and obtain necessary permits for new learning centers on a timely basis, and final business decisions are made taking into account the business and legal risks and uncertainties in our expansion plan. However, if we fail to comply with the applicable legal requirements concerning obtaining and maintaining applicable licenses and permits and fulfilling applicable registration and filing requirements to operate our after-school tutoring business, including any failure to cure non compliances in a timely manner, we may be subject to fines, confiscation of the gains derived from our noncompliant operations or the suspension of our noncompliant operations, which may materially and adversely affect our business and results of operations. For example, one of our learning center in Chengdu received notice from the local education bureau in May 2017 which requested us to cure our non-compliance with the applicable fire management regulations before we may continue our business. As of the date of this annual report, we have cured such non-compliance and submitted relevant materials to the local education bureau for review.

If the relevant PRC regulatory authorities subsequently determine that personalized premium services must be operated through schools or for-profit training institutions that meet certain legal requirements, our personalized premium services business would be exposed to increased risks, which may materially and adversely affect our business and results of operations.

Substantially all of the personalized premium services we offer in Beijing are offered through Beijing Huanqiu Zhikang Shidai Education Consulting Co., Ltd., or Huanqiu Zhikang, and Zhixuesi Education Consulting (Beijing) Co., Ltd., or Zhixuesi Beijing, our wholly owned subsidiaries, both of which are foreign-invested companies under PRC laws. Huanqiu Zhikang and Zhixuesi Beijing together with their branches have obtained business licenses from the Beijing branch of the SAIC, expressly permitting them to conduct “educational consulting services,” which we believe covers our personalized premium services in Beijing and are not under the jurisdiction of the Beijing Municipal Education Commission based on telephone inquiries we and our PRC counsel have made to the Beijing Municipal Education Commission. For the fiscal year ended February 28, 2017, revenues from the personalized premium services of Huanqiu Zhikang and Zhixuesi Beijing contributed approximately 4.6% of our total net revenues.

In cities other than Beijing, a significant portion of our personalized premium services is offered through the subsidiaries of our VIEs, and most of these subsidiaries have obtained business licenses from the local branch of the SAIC permitting them to conduct consulting services. However, some of the subsidiaries of our VIEs have not obtained business licenses and a few learning centers which engage in personalized premium services have not obtained operating permits that meet regulatory requirements. For example, Shanghai local educational authority and Shanghai branch of the SAIC published provisional measures regarding the registration and management of for-profit educational institutions to provide the conditions and procedures for setting up for-profit private training institutions in the form of a company and further clarify that other types of companies shall not carry out educational consulting or one-on-one services. In addition, such provisional measures also provide that if for-profit educational institutions intend to operate outside of its registered address, such institutions shall establish branches. These provisional measures expire on July 2015. However, based on telephone inquiries our PRC counsel have made to the Shanghai Municipal education Commission, these provisional measures still apply in practice, since no alternative regulation is currently available. Shanghai Xueersi Educational Training Co., Ltd., and Shanghai Xuesi Educational Training Co., Ltd., both of which are subsidiaries of one of our VIEs, have been set up pursuant to the aforementioned rules in Shanghai. However, we offer personalized premium services at some learning centers in Shanghai outside of the registered address of such VIE subsidiaries but have not registered them as lawful branches to meet regulatory requirements. For the fiscal year ended February 28, 2017, revenues from the personalized premium services provided by such learning centers contributed approximately 0.8% of our total net revenues.

We believe that our personalized premium services fall within the scope of “for-profit training activities” and are not “educational activities” that must be under the jurisdiction of the educational authorities and thus offered through schools or educational institutions. However, the differences between “educational activities,” on the one hand, and “for-profit training activities” and “educational consulting services,” on the other hand, remain unclear under applicable PRC laws and regulations. The Law for Promoting Private Education provides that “educational activities,” which are required to be conducted through schools or educational institutions, shall be regulated by the MoE whereas “for-profit training activities” shall be regulated by the SAIC in accordance with separate regulations to be issued by the State Council. To date, the State Council has not promulgated any regulations with respect to “for-profit training activities.” The MoE issued the National Guidance on Mid-to Long-term Education Reform and Development, expressly encouraging the applicable PRC government authorities to classify, through implementation rules or regulations, activities as “for-profit training activities” to be conducted only by for-profit entities or “non-profit training or educational activities” to be conducted only by certain schools. Further, the Amended Private Education Law repudiated the provision that “for-profit training activities” shall be regulated by the SAIC in accordance with separate regulations to be issued by the State Council. In December 2016, the MoE, the SAIC and the Ministry of Labor and Social Security jointly issued the Implementation Rules on Supervising and Administrating For-Profit Private Schools to implement the Amended Private Education Law, which provides that for-profit private schools must first satisfy certain legal requirements and obtain the private school operating permit from local educational authorities, and thereafter register with the local branches of the SAIC. These implementation rules also provide that for-profit training institutions must comply with these rules. However, these rules still do not clearly provide the differences between “educational activities,” “for-profit training activities” and “educational consulting services,” and it remains unclear how such rules shall be applied to “for-profit training institutions,”. Further, in practice, regulators in different local jurisdictions may still have different views and administrative policies on one-on-one tutoring activities. Therefore, we cannot be certain that the relevant government authorities will reach the same conclusion as we have that our personalized premium services fall within the scope of “for-profit training activities” and are not “educational activities.”

If the relevant PRC regulatory authorities subsequently determine that our personalized premium services must be operated through schools or educational institutions, as opposed to through companies, we may be required to restructure our operations to offer personalized premium services through the schools owned by our VIEs. If the local branch of the SAIC subsequently determines that our personalized premium services must be operated through companies that hold business licenses to cover for-profit training services or educational consulting services, we may be subject to fines of up to RMB100,000 for each of our subsidiaries that offers personalized premium services. We may also be subject to suspension of our personalized premium services or other penalties, which may materially and adversely affect our business and results of operations.

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

In addition, the changes in the policies regarding the control of foreign exchange could adversely affect our business. In 2016, PRC government has implemented various measures and policies regarding strengthening the management and supervision control of foreign control in both capital item and current item, which resulted in extension of time in the filing, registration and approval procedures of local branches and authorized banks in foreign control activities, and could result in delayed payment of salary to foreign employees by our subsidiaries and subsidiaries of our VIEs. The continued policies regarding strengthening the management and supervision control of foreign control could adversely affect our business development.

A severe or prolonged downturn in the global or PRC economy could materially and adversely affect our business and our financial condition.

The global macroeconomic environment is facing challenges, including the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone since 2014 and the uncertain impact of “Brexit.” The PRC economy has shown slower growth compared to the previous decade since 2012 and such slowdown may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. There have also been concerns on the relationship between China and other countries, including the surrounding Asian countries, which may potentially result in economic effects such as foreign investors exiting the China market and other economic effects. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

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

In utilizing the proceeds we received from our initial public offering in October 2010 or from other financing activities, such as offering convertible senior notes in May 2014 and obtaining credit facilities in June 2016, as an offshore holding company with PRC subsidiaries, we may (i) make additional capital contributions to our PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries or our VIEs, or (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

•	capital contributions to our subsidiaries in China, whether existing ones or newly established ones, must be filed with the MOFCOM or its local branches and must also be registered with the local bank authorized by State Administration of Foreign Exchange, or SAFE;

•	loans by us to our subsidiaries in China, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with local branches of SAFE; and

•	loans by us to our Consolidated Affiliated Entities, which are domestic PRC entities, must be registered with the National Development and Reform Commission and must also be registered with SAFE or its local branches.

In addition, SAFE promulgated a notice regulating the conversion by a foreign-invested company of its capital contribution in foreign currency into Renminbi, or SAFE Circular 142, which requires that Renminbi converted from foreign currency-denominated capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the relevant government authority and may not be used to make equity investments in China, unless specifically provided otherwise. Moreover, the approved use of such RMB funds may not be changed without approval from SAFE. RMB funds converted from foreign exchange may not be used to repay loans in RMB if the proceeds of such loans have not yet been used. Any violation of SAFE Circular 142 may result in severe penalties, including substantial fines. We expect that if we convert the net proceeds from offshore offerings into Renminbi pursuant to SAFE Circular 142, our use of RMB funds will be for purposes within the approved business scope of our PRC subsidiaries. However, we may not be able to use such RMB funds to make equity investments in China through our PRC subsidiaries. SAFE promulgated the Notice on Reforming the Management Method relating to Conversion of the Capital Contribution of Foreign Invested Company from Foreign Exchange to Renminbi, or SAFE Circular 19, effective June 2015, which abolished SAFE Circular 142, but the foregoing rules have been retained in SAFE Circular 19. SAFE promulgated the Notice on Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or SAFE Circular 13, effective June 2015. Pursuant to SAFE Circular 13, annual foreign exchange inspection of direct investment is not required anymore and the registration of existing equity is required. SAFE Circular 13 also grants the authority to banks to examine and process foreign exchange registration with respect to both domestic and offshore direct investment. SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective June 9, 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. As SAFE Circular 16 is newly issued and SAFE has not provided detailed guidelines with respect to its interpretation or implementations, it is uncertain how these rules will be interpreted and implemented.

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

The Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-Trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular 75, requires PRC residents to register with the relevant local branch of SAFE before establishing or controlling any company outside China, referred to as an offshore special purpose company, for the purpose of raising funds from overseas to acquire or exchange the assets of, or acquiring equity interests in, PRC entities held by such PRC residents and to update such registration in the event of any significant changes with respect to that offshore company. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014, which replaced SAFE Circular 75. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions.

We believe that all of our shareholders who are PRC citizens or residents have completed their required registrations with SAFE in accordance with SAFE Circular 75 prior to, and immediately after, the completion of our initial public offering in October 2010. However, we may not at all times be fully aware or informed of the identities of all of our beneficial owners who are PRC citizens or residents, and we may not always be able to compel our beneficial owners to comply with rules and requirements of SAFE; nor can we ensure you that their registrations, if they choose to apply, will be successful. The failure or inability of our PRC resident beneficial owners to make any required registrations or comply with these requirements may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to our PRC operations, limit our PRC subsidiary’s ability to pay dividends or otherwise distribute profits to us, or otherwise materially and adversely affect us.

The M&A rules establish complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The MOFCOM, the State Assets Supervision and Administration Commission, the State Administration of Taxation, or the SAT, the SAIC, the China Securities Regulatory Commission, or CSRC, and SAFE jointly adopted regulations commonly referred to as the M&A Rules. The M&A Rules establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. We may expand our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The discontinuation of any of the preferential tax treatments currently available to us in China could adversely affect our overall results of operations.

Under the PRC Enterprise Income Tax Law, or the EIT Law, an enterprise qualified as a High and New Technology Enterprise is entitled to a preferential tax rate of 15%. The status of High and New Technology Enterprise may be retained subject to annual reexamination. Under the Notice on Further Encouraging the Development of Software Enterprises and Integrated Circuits Industry by Enterprise Income Tax, an enterprise qualified as a Software Enterprise is entitled to a two-year exemption from the enterprise income tax and a further three-year tax reduction to 50% of the applicable rate. Pursuant to the Notice on Issues Related to the Enterprise Income Tax Preferential Policies of Software and Integrated Circuit Industry on May 4, 2016, the software enterprises which enjoy preferential tax treatments shall also provide filing documents with respect to preferential tax treatments to the relevant tax authority when filing annual enterprise income tax returns for the settlement of tax payments.

Enterprises qualified as “Software Enterprise” are entitled to an income tax exemption for two calendar years, followed by reduced income tax at a rate of 12.5% for three calendar years. If an enterprise qualified as “Software Enterprise” is also entitled to other tax preferential policies in enterprise income tax, such enterprise shall elect only one tax preference among these tax preferential policies. Enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status. Enterprises qualified as “Key Software Enterprise” are entitled to a preferential tax rate of 10%. The following preferential tax treatments are enjoyed by certain of our subsidiaries and Consolidated Affiliated Entities:

•	Yidu Huida Education Technology (Beijing) Co., Ltd., or Yidu Huida, our subsidiary, qualified as a Software Enterprise in 2011 and accordingly was entitled to an income tax exemption in 2011 and 2012 followed by reduced income tax at a rate of 12.5% from 2013 through 2015. Yidu Huida was also qualified as a High and New Technology Enterprise from 2015 to 2017 and accordingly was entitled to the 15% preferential tax rate from 2015 to 2017. Yidu Huida was also qualified as a Key Software Enterprise in 2016, which was approved in May 2017, and accordingly was entitled to 10% preferential tax rate in 2016. Yidu Huida elected to adopt the 12.5% preferential tax rate in 2015 and the 10% preferential tax rate in 2016.

•	Beijing Xintang Sichuang Education Technology Co., Ltd., or Beijing Xintang Sichuang, our subsidiary, was qualified as a Software Enterprise in 2013 and accordingly was entitled to an income tax exemption in 2013 and 2014 followed by reduced income tax at a rate of 12.5% from 2015 through 2017.

•	Xueersi Education was qualified as a “High and New Technology Enterprise” from 2012 to 2016 and accordingly enjoyed the 15% preferential tax rate during the period;

•	TAL Beijing was qualified as a “High and New Technology Enterprise” from 2014 to 2016 and accordingly enjoyed the 15% preferential tax rate during the period;

•	Beijing Yinghe Youshi Technology Co. Ltd was qualified as a “High and New Technology Enterprise” from 2016 to 2018 and accordingly enjoy the 15% preferential tax rate during the period.

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

Under the EIT Law, we may be classified as a PRC “resident enterprise.” Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the EIT Law, an enterprise established outside China with “de facto management body” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a PRC enterprise for enterprise income tax purposes, although the dividends paid to one resident enterprise from another may be qualified as “tax-exempt income.” The implementation rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. SAT has issued a circular providing that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management body” located within China if all of the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function are mainly in China; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in China; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in China; and (iv) at least half of the enterprise’s directors with voting right or senior management reside in China.

In addition, the SAT issued a bulletin to provide more guidance on the implementation of the above circular. The bulletin clarified certain matters relating to resident status determination, post-determination administration and competent tax authorities. It also specifies that when provided with a copy of a PRC tax resident determination certificate from a resident PRC-controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the PRC-sourced dividends, interest and royalties to the PRC-controlled offshore incorporated enterprise. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals.

In addition, the SAT issued a bulletin in January 2014 to provide more guidance on the implementation of the above circular. This bulletin further provided that, among other things, an entity that is classified as a “resident enterprise” in accordance with the circular shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors registered. From the year in which the entity is determined as a “resident enterprise”, any dividend, profit and other equity investment gain shall be taxed in accordance with the Article 26 of the EIT law and the Article 17 and Article 83 of its implementation rules.

As substantially all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. We believe that none of our offshore holding companies should be treated as a “resident enterprise” for PRC tax purposes. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities, there are uncertainties and risks associated with this issue. If the PRC tax authorities determine that any of our offshore holding companies are “resident enterprises” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, although under the EIT Law and its implementation rules, dividend income between qualified resident enterprises is a “tax-exempt income,” we cannot guarantee that dividends paid to TAL Education Group from our PRC subsidiaries through TAL Holding Limited, or TAL Hong Kong, or dividends paid from our PRC subsidiaries to Yidu Technology Group, which is incorporated in the Cayman Islands, through Yidu Technology Group Limited, which is incorporated in Hong Kong, or dividends paid from our PRC subsidiaries to Firstleap Education, which is incorporated in the Cayman Islands, through Firstleap Education (HK) Limited, which is incorporated in Hong Kong, would qualify as “tax-exempt income” and will not be subject to withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as “resident enterprises” for PRC enterprise income tax purposes. Finally, the “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC and enterprise shareholders from transferring our notes, shares or ADSs, if such income is considered PRC-sourced income by the relevant PRC authorities. This could have the effect of increasing our and our shareholders’ effective income tax rates and may require us to deduct withholding tax from any dividends we pay to our non-PRC shareholders. In addition to the uncertainties regarding how the “resident enterprise” classification may apply, it is also possible that the rules may change in the future, possibly with retroactive effect.

Dividends we receive from our operating subsidiaries located in China may be subject to PRC withholding tax.

Pursuant to the Arrangement between the PRC and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, dividends declared after January 1, 2008 and distributed to our Hong Kong subsidiaries by our PRC subsidiaries are subject to withholding tax at a rate of 5%, provided that our Hong Kong subsidiaries are deemed by the relevant PRC tax authorities to be “non-PRC resident enterprises” under the EIT Law and hold at least 25% of the equity interest of our PRC subsidiaries. The SAT promulgated the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement, or SAT Circular 601, which provides guidance for determining whether a resident of a jurisdiction with tax treaties with China is the “beneficial owner” of an item of income under PRC tax treaties and tax arrangements. According to SAT Circular 601, a beneficial owner generally must engage in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. A conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. Although we may use our Hong Kong subsidiaries, namely TAL Holding Limited, Firstleap (HK) Limited and Yidu Technology Group Limited, as a platform to expand our business in the future, our Hong Kong subsidiaries currently do not engage in any substantive business activities and thus it is possible that our Hong Kong subsidiaries may not be regarded as “beneficial owners” for the purposes of SAT Circular 601 and the dividends they receive from our PRC subsidiaries would be subject to withholding tax at a rate of 10%.

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT, where a foreign investor transfers the equity interests of a resident enterprise indirectly via disposition of the equity interests of an overseas holding company, or an “indirect transfer,” and such overseas holding company is located in a tax jurisdiction that (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor shall report the indirect transfer to the competent tax authority. The PRC tax authority will examine the true nature of the indirect transfer, and if the tax authority considers that the foreign investor has adopted an “abusive arrangement” in order to avoid PRC tax, it may disregard the existence of the overseas holding company and re-characterize the indirect transfer and as a result, gains derived from such indirect transfer may be subject to PRC withholding tax at a rate of up to 10%.

In February 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or SAT Bulletin 7, which terminated the aforementioned articles of SAT Circular 698. Pursuant to SAT Bulletin 7, where a non-resident enterprise indirectly transfers properties such as equity in PRC resident enterprises without any justifiable business purposes and aiming to avoid the payment of enterprise income tax, such indirect transfer must be reclassified as a direct transfer of equity in PRC resident enterprise. To assess whether an indirect transfer of PRC taxable properties has reasonable commercial purposes, all arrangements related to the indirect transfer must be considered comprehensively and factors set forth in SAT Bulletin 7 must be comprehensively analyzed in light of the actual circumstances. SAT Bulletin 7 also provides that, where a non-PRC resident enterprise transfers its equity interests in a resident enterprise to its related parties at a price lower than the fair market value, the competent tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

There is uncertainty as to the implementation details of SAT Bulletin 7. It is possible that we or our non-PRC resident investors may become at risk of being taxed under SAT Bulletin 7 and may be required to expend valuable resources to comply with SAT Bulletin 7 or to establish that we or our non-PRC resident investors should not be taxed under SAT Bulletin 7, which may have an adverse effect on our financial condition and results of operations or such non-PRC resident investors’ investment in us.

We face risks and uncertainties with respect to the licensing requirement for Internet audio-video programs.

The State Administration of Radio, Film and Television, or SARFT (which was merged with the General Administration of Press and Publication in 2013 to form the State Administration of Press, Publication, Radio, Film and Television, or SAPPRFT), and the Ministry of Information Industry, or MII (which was superseded in 2008 by the Ministry of Industry and Information Technology, or MIIT), issued the Administrative Measures Regarding Internet Audio-Video Program Services, or the Internet Audio-Video Program Measures, revised August 2015. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide Internet audio-video program services without a License for Disseminating Audio-Video Programs through Information Network issued by the SARFT or SAPPRFT (as applicable) or the relevant local branches or completing the relevant registration with the SARFT or SAPPRFT (as applicable) or the relevant local branches, and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transmission to the public through the Internet, of audio-video programs, or the provision of audio-video program uploading and transmission services. The SARFT and the MII have published a press release confirming that providers of audio-video program services established prior to the promulgation date of the Internet Audio-Video Program Measures that do not have any regulatory non-compliance records can re-register with the relevant government authorities to continue their current business operations. There are still significant uncertainties relating to the interpretation and implementation of the Internet Audio-Video Program Measures, in particular, the scope of Internet Audio-Video Programs.

Furthermore, the SARFT promulgated the Tentative Categories of Internet Audio-Visual Program Services (Trail), or the Audio-Visual Program Categories, which clarified the scope of Internet audio-video programs services. According to the Audio-Visual Program Categories, there are four categories of Internet audio-visual program services which are further divided into seventeen sub-categories. The third sub-category to the second category covers the making and editing of certain specialized audio-video programs concerning, among other things, educational content, and broadcasting such content to the general public online.

On April 25, 2016, the SAPPRFT promulgated the Regulations of Management of Broadcasting Audio-Video Programs Service through Private Network and Directional Communication, or the Broadcasting Audio-Video Programs Regulations, which will come into effect on June 1, 2016. The Broadcasting Audio-Video Programs Regulations provides, among other things, that a Permit for Broadcasting Audio-Video Programs via Information Network is required for engaging in broadcasting services through Private Network and Directional Communication. According to such Regulations, the broadcasting services through Private Network and Directional Communication shall mean the services and activities provided to the public through the private transmission channels that include internet, LAN and VPN based on Internet and through the receiving terminals of televisions, and other handheld electronic equipment, and such services and activities include the activities of content supply, integrated broadcast control, transmission and distribution with IPTVs, private-network mobile televisions, internet televisions. According to such Regulations, only the entities wholly or substantially owned by the State could apply for such Permit.

We began offering online courses in 2010 through www.xueersi.com, and in the fiscal years ended February 28/29, 2015, 2016 and 2017, revenues derived from audio-video program services offered through www.xueersi.com that may be subject to the Audio-Video Program Measures were 3.6%, 4.0% and 4.7%, respectively, of our total net revenues. In the course of offering online tutoring services, we transmit our audio-video educational courses and programs through the Internet only to enrolled students, not to the general public. The limited scope of our audience distinguishes us from general online audio-video broadcasting companies, such as companies operating user-generated content websites. In addition, we do not provide audio-video program uploading and transmission services. As a result, we believe that we are not subject to the Internet Audio-Video Program Measures and the Broadcasting Audio-Video Programs Regulations. However, there is no further official or publicly available interpretation of these definitions, especially the scope of Internet audio-video program service. If the government authorities determine that our provision of online tutoring services falls within the Internet Audio-Video Program Measures or the Broadcasting Audio-Video Programs Regulations, we may not be able to obtain the required permit or license. If this occurs, we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

Our revenues and costs are mostly denominated in RMB. The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably, including depreciation in 2016. Since October 1, 2016, the RMB has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for capital expenditures and working capital and other business purposes, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

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

The PRC government imposes controls on the convertibility between the Renminbi and foreign currencies and, in certain cases, the remittance of currency out of China. We received substantially all of our revenues in RMB. Under our current corporate structure, our income at the holding company level may be primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency-denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, for any PRC company, dividends can be declared and paid only out of the retained earnings of that company under PRC law. Furthermore, approval from SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies. Specifically, under the existing exchange restrictions, without a prior approval of SAFE, cash generated from the operations of our subsidiaries in China may be used to pay dividends by our PRC subsidiaries to TAL Education Group through our Hong Kong subsidiaries and pay employees of our PRC subsidiaries who are located outside China in a currency other than the Renminbi. With a prior approval from SAFE, cash generated from the operations of our PRC subsidiaries and Consolidated Affiliated Entities may be used to pay off debt in a currency other than the Renminbi owed by our subsidiaries and Consolidated Affiliated Entities to entities outside China, and make other capital expenditures outside China in a currency other than the Renminbi. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Employee participants in our share incentive plan who are PRC citizens may be required to register with SAFE. We also face regulatory uncertainties in China that could restrict our ability to grant share incentive awards to our employees who are PRC citizens.

To implement the Administrative Rule on Foreign Exchange Matters of Individuals promulgated by PBOC and its related implementation rule provided by SAFE, SAFE issued the Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Incentive Plan and Stock Option Plan of An Overseas Listed Company, or SAFE Circular 78. For any plans adopted by an overseas listed company that are covered by SAFE Circular 78, it requires the employee participants who are PRC citizens to register, through a PRC agent or PRC subsidiary of the overseas listed company, with SAFE or its local branch. In addition, SAFE Circular 78 also requires the employee participants who are PRC citizens to follow a series of requirements, including applications for foreign exchange purchase quotas, opening of special bank accounts and filings with SAFE or its local branch before they exercise their stock options. According to the Notice on Relinquishing Power of Approving the First-time Application of Foreign Exchange Purchase Quotas, Opening of Special Bank Accounts issued by SAFE, the local SAFE branches at provincial level have the authority to approve certain foreign exchange transactions in connection with equity compensation plans or incentive plans.

Pursuant to the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in a Stock Incentive Plan of an Overseas Publicly-Listed Company issued by SAFE, or SAFE Circular 7, which terminated both SAFE Circular 78, and the Notice on Relinquishing Power of Approving the First-time Application of Foreign Exchange Purchase Quotas, Opening of Special Bank Accounts issued by SAFE, a qualified PRC agent (which could be the PRC subsidiary of the overseas-listed company) is required to file, on behalf of “domestic individuals” (both PRC residents and non-PRC residents who reside in China for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) who are granted shares or share options by the overseas-listed company according to its stock incentive plan, an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan, and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the stock purchase or stock option exercise. Such PRC individuals’ foreign exchange income received from the sale of stocks and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in China opened and managed by the PRC domestic agent before distribution to such individuals. In addition, such domestic individuals must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options and their purchase and sale of stock. The PRC domestic agent also needs to update registration with SAFE within three months after the overseas-listed company materially changes its stock incentive plan or make any new stock incentive plans.

Prior to the issuance of SAFE Circular 7, we received approval from SAFE’s Beijing branch in regards to applications we had submitted on behalf of certain of our employees who hold a significant number of restricted shares. Upon the issuance of SAFE Circular 7, we renewed our registration on behalf of these employees in accordance with SAFE Circular 7 as SAFE Circular 78 ceased to be applicable for such registration. From time to time, we need to apply for or to update our registration with SAFE or its local branches on behalf of our employees who are granted options or registered shares under our share incentive plan or material changes in our current share incentive plan. However, we may not always be able to make applications or update our registration on behalf of our employees who hold our restricted shares or other types of share incentive awards in compliance with SAFE Circular 7, nor can we ensure you that such applications or update of registration will be successful. If we or the participants of our share incentive plan who are PRC citizens fail to comply with SAFE Circular 7, we and/or such participants of our share incentive plan may be subject to fines and legal sanctions, there may be additional restrictions on the ability of such participants to exercise their stock options or remit proceeds gained from sale of their stock into China, and we may be prevented from further granting share incentive awards under our share incentive plan to our employees who are PRC citizens. Such events could adversely affect our business operations.

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

The market price for our ADSs has fluctuated significantly since we first listed our ADSs. Since our ADSs became listed on the New York Stock Exchange on October 20, 2010, the closing prices of our ADSs have ranged from $7.30 to $132.48 per ADS, and the last reported trading price on June 27, 2017 was $121.64 per ADS.

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

In addition, the stock market in general, and the market prices for companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some PRC-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these PRC-based companies’ securities after their offerings may affect the attitudes of investors toward PRC-based companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other PRC-based companies may also negatively affect the attitudes of investors towards PRC-based companies in general, including us, regardless of whether we have conducted any inappropriate activities. Further, the global financial crisis, the ensuing economic recessions in many countries and the slowing PRC economy have contributed and may continue to contribute to extreme volatility in the global stock markets. These broad market and industry fluctuations may adversely affect operating performance. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, some of whom have been granted share incentive awards under our share incentive plan.

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

Upon any transfer of Class B common shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B common shares shall be automatically and immediately converted into the equal number of Class A common shares. In addition, if at any time, any of the persons who held Class B common shares immediately before our initial public offering and their affiliates collectively own less than 5% of the total number of the issued and outstanding Class B common shares, each issued and outstanding Class B common share owned by such Class B holder shall be automatically and immediately converted into one share of Class A common share, and no Class B common shares shall be issued by us thereafter. Due to the disparate voting powers attached to these two classes, As of May 31, 2017, holders of our Class B common shares (excluding any Class A common shares such holder may hold in the form of ADSs) collectively held approximately 88.2% the voting power of our outstanding shares and have considerable influence over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A common shares and ADSs may view as beneficial.

Our corporate actions are substantially controlled by our officers, directors and their affiliated entities.

As of May 31, 2017, our executive officers, directors and their affiliated entities beneficially owned approximately 43.2% of our total outstanding shares, representing 88.3% of our total voting power. These shareholders, if they acted together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions and they may not act in the best interests of other minority shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

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

The conversion of some or all of our convertible notes may dilute the ownership interests of existing shareholders. Any sales in the public market of the ordinary shares issuable upon such conversion could adversely affect prevailing market prices of our ordinary shares. As of February 28, 2017, an aggregate of 171,231 ADSs were issued and delivered to holders of our convertible notes upon their conversion requests. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the market price of our ordinary shares.

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

Under U.S. federal income tax law, we will be classified as a PFIC for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income (the asset test). Although the law in this regard is unclear, we treat our VIEs and their respective subsidiaries and schools as being owned by us for U.S. federal income tax purposes, not only because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their operating results in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIEs and their respective subsidiaries for U.S. federal income tax purposes, we would likely be treated as a PFIC for our current and any subsequent taxable year.

While we do not believe that we were a PFIC for the taxable year ended February 28, 2017 and do not anticipate becoming a PFIC for the foreseeable future, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

We started our operation in 2005 with the establishment of Xueersi Education, a domestic company in China. We then incorporated TAL Education Group to become our offshore holding company under the laws of the Cayman Islands on January 10, 2008, in order to facilitate foreign investment in our company. TAL Education Group established TAL Holdings Limited in Hong Kong in March 2008 as our intermediary holding company, which subsequently established seven wholly owned subsidiaries in China: TAL Education Technology (Beijing) Co., Ltd. in May 2008, Huanqiu Zhikang in September 2009, Yidu Huida in November 2009, TAL Electronic Technology (Shanghai) Co., Ltd. in May 2012 (subsequently dissolved in February 2014), Beijing Xintang Sichuang in August 2012, Zhixuesi Beijing in October 2012, and Beijing Yizhen Xuesi Education Technology Co., Ltd. in November 2016. In February 2012, we acquired Yidu Technology Group, a company incorporated in the Cayman Islands, which then established a wholly owned subsidiary, Yidu Technology Group Limited, in Hong Kong in April 2012. In November 2012, Yidu Technology Group Limited established a wholly owned subsidiary, Yidu Xuedi Network Technology (Beijing) Co., Ltd. In January 2016, we acquired Firstleap Education and its wholly owned subsidiaries, Firstleap Education (HK) Limited and Lebai Information. In February 2016, we acquired Beijing Yinghe Youshi Technology Co., Ltd., or Yinghe Youshi, a PRC company. In July 2016, we acquired Beijing Shunshun Bida Information Consulting Co., Ltd., or Shunshun Bida, a PRC company. In August 2016, we acquired majority equity interest Shanghai Yaya Information Technology Co., Ltd., or Shanghai Yaya, a PRC company.

In August 2013, we changed the name of TAL Education Technology (Beijing) Co., Ltd. to Beijing Century TAL Education Technology Co., Ltd. In addition, we changed our umbrella brand from “Xueersi” to “Haoweilai.”

We have acquired certain other businesses to expand our service offerings:

•	in February 2014, we acquired Kaoyan.com, which is a site designed to improve preparation for entrance examinations for postgraduate degrees;

•	in January 2016, we completed the acquisition of Firstleap Education, a provider of all-subject tutoring services in English to children aged from two to 15 years old in China, pursuant to a stock purchase agreement we entered into in September 2015 with Firstleap Education and other parties named therein and other related transaction documents;

•	in February 2016, we acquired Yinghe Youshi, which primarily provides online preparation services of English tests for study abroad purposes;

•	in July 2016, we acquired Shunshun Bida, which primarily engages in providing professional counseling services to students who desire to study abroad; and

•	in August 2016, we acquired majority equity interest in Shanghai Yaya, which primarily operated an online platform focusing on children, babies and maternity market.

We have also made certain investments in other businesses that complement our existing business:

•	in January 2014, we made a minority equity investment of $23.5 million in BabyTree Inc., an online parenting community and an online retailer of products for children, baby and maternity wear in China;

•	in October 2014, we made a minority equity investment of $18.0 million in Minerva, a new provider of liberal arts and sciences education in the United States;

•	in October 2014, we made a minority equity investment of $15.0 million in Guokr, a mobile and web-based community for science and technology education in China;

•	in April and August 2015 and November 2016, we entered into a series of transactions to invest $59.0 million for minority equity interest in Changing Education Inc., which operates a customer-to-customer mobile tutoring platform in China;

•	in December 2015, we made a minority equity investment of $30.0 million in Phoenix E-Learning Corporation, which operates zxxk.com, an online educational platform serving the public school system in China;

•	in January and March 2016, we made a minority equity investment of $11.6 million in Knewton, Inc., a global leader in adaptive learning; and

•	in May 2016, we established Beijing Haoweilai Gongying Investment Center, LLP together with two other investors to make equity investments in the education sector; we act as one of the co-general partners through a subsidiary of one of our VIEs, and committed to invest through one of our VIEs RMB51.6 million ($7.5 million) as one of the limited partners with 20% equity interests in the fund; we have two of the three seats on the fund’s investment committee, which shall make all investment decisions of the fund by unanimous approval.

For information on our capital expenditures, see “Item 5.B.—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

In October 2010, we completed an initial public offering of 13,800,000 ADSs. On October 20, 2010, we listed our ADSs on the New York Stock Exchange under the symbol “XRS” and changed the symbol to “TAL” effective from December 1, 2016.

In May 2014, we issued $200 million in aggregate principal amount of 2.50% convertible senior notes due 2019. Additionally, we granted to the initial purchasers of the notes a 30-day option to purchase up to an additional $30 million in principal amount of notes. Upon the exercise of such option by certain initial purchasers, we issued an aggregate of $230 million in aggregate principal amount of the notes. The notes bear interest at a rate of 2.50% per year, payable semiannually in arrears on May 15 and November 15 of each year, beginning on November 15, 2014. The notes will mature on May 15, 2019. Holders of the notes will have the right to require us to repurchase for cash all or part of their notes on May 15, 2017 or upon the occurrence of certain fundamental changes at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. The notes are convertible into ADSs, at the option of the holders, in integral multiples of $1,000 principal amount at any time prior to the close of business on the second trading day immediately preceding the maturity date. Pursuant to the indenture relating to the notes, each holder has the right, at the option of such holder, to require us to purchase all or portion of such holder’s notes for cash on May 15, 2017. Accordingly, we have completed a put right offer. Based on information from Citibank, N.A. as the paying agent for the Notes, no principal amount of the Notes were validly surrendered and not withdrawn prior to the expiration of the put right offer. The aggregate purchase price of such Notes was nil.

Our principal executive offices are located at 15/F, Danling SOHO, 6 Danling Street, Haidian District, Beijing 100080, People’s Republic of China. Our telephone number at this address is +86 (10) 5292 6692. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. As of February 28, 2017, we had branch offices in 35 cities in China. Our agent for service of process in the United States in connection with our registration statement on Form F-1 for our initial public offering in October 2010 is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

B. Business Overview

Overview

We are a leading K-12 after-school tutoring services provider in China. We mainly offer comprehensive tutoring services to K-12 students covering core academic subjects, including among others, mathematics, physics, chemistry, biology, history, geography, political science, English and Chinese. In order to diversify K-12 tutoring services, we also provide consulting services for overseas studies and preparation courses for major standardized tests, as well as operate several online community platforms including through www.jzb.com (together with the “Jiazhang Bang” app) and www.mmbang.com (together with the “Mama Bang” app).

We have successfully established “Xueersi” as a leading brand in the PRC K-12 private education market closely associated with high teaching quality and academic excellence, as evidenced by our students’ academic performance, our ability to recruit students through word-of-mouth referrals and the numerous recognitions and awards we have received. In August 2013, we changed our umbrella brand from “Xueersi” to “Haoweilai,” and now we offer different service offerings under different brands, such as “Xueersi Peiyou,” “Mobby” and “Firstleap,” through which we offer small-class services, “Izhikang,” through which we offer personalized premium services, and “Shunshun Liuxue,” through which we offer consulting services on overseas studies.

We deliver our tutoring services primarily through small classes (including Xueersi Peiyou tutoring services, Mobby tutoring services and Firstleap tutoring services), personalized premium services and online course offerings. We are constantly working to expand and supplement our service offerings, through both internal development and strategic investments. As of February 28, 2017, our extensive educational network consisted of 507 learning centers and 401 service centers in 30 cities throughout China, as well as our online courses and online education platform. Our student enrollments increased from approximately 1.5 million in the fiscal year ended February 28, 2015 to over 3.9 million in the fiscal year ended February 28, 2017, representing a compound annual growth rate (CAGR), of 62.3%.

We operate www.jzb.com (formerly www.eduu.com), a leading online education platform in China. The website serves as a gateway to our online courses, primarily offered through our website www.xueersi.com, small-class training, personalized premium services, tutoring services for thinking development, and other websites dedicated to specific topics and offerings, including college entrance examinations, high school entrance examinations, graduate school entrance examinations, preschool education, mathematics, English, Chinese composition, and raising infants and toddlers. We also offer select educational content through mobile applications. We are constantly working to expand our online offerings, with learning materials and services in varying stages of development. Our online platform enables us to continue to roll out and expand our online course offerings. Our online platform is protected by a combination of PRC laws and regulations that protect trademarks, copyrights, domain names, know-how and trade secrets, as well as confidentiality agreements. In addition to our online education platform, we also operate www.mmbang.com and the “Mama Bang” app, an online platform focusing on children, baby and maternity market.

Our total net revenues increased from $434.0 million in the fiscal year ended February 28, 2015 to $1,043.1 million in the fiscal year ended February 28, 2017, representing a CAGR of 55.0%. Net income attributable to TAL Education Group increased from $67.2 million in the fiscal year ended February 28, 2015 to $116.9 million in the fiscal year ended February 28, 2017, representing a CAGR of 31.9%.

Our K-12 Tutoring Services

We deliver our K-12 tutoring services to our students through small-class offerings, personalized premium services and online courses.

Small-Class Offerings

We have been delivering courses in small-class offerings since the inception of our company through Xueersi Peiyou small classes, which currently covers major subjects in supplement to school learnings. Xueersi Peiyou small classes course consists of four semesters, namely the two school semesters in Spring and Fall and the two holiday semesters in summer and winter. Xueersi Peiyou small classes typically have a maximum of 12 to 60 students per class for different grade levels and remain our main form of service offering in terms of revenue and number of student enrollments. As of February 28, 2017, 339 of our 507 learning centers and 284 of our 401 service centers nationwide offered Xueersi Peiyou small classes.

In 2011, we began offering our Mobby tutoring services. Mobby small classes typically have up to 12 to 16 children per class and is currently focused on thinking development for young learners aged from two to twelve. As of February 28, 2017, eight of our learning centers and eight of our service centers offered Mobby small classes.

In January 2016, we acquired 100% of equity interest in Firstleap Education, which provides all-subject small-class tutoring in English to students aged from two to fifteen. Firstleap small classes typically have up to 14 students per class. Most of the Firstleap business is carried out through Lebai Education and its subsidiaries and schools, which offered Firstleap small classes at 53 of our learning centers as of February 28, 2017. A small portion of the Firstleap business is carried out through franchisees, who are typically located in lower-tier cities and operate their own learning centers not within our network.

We believe that, under small-class offerings, students can receive more individual attention from teachers than what they would typically experience in a large class setting and are able to learn in an interactive group environment. We design curricula catering to our students’ different educational requirements and needs. Many of our classes for the same subject and grade level are offered at different levels of difficulty to better cater to the different needs of our students. For instance, for our Xueersi Peiyou small classes, we offer mathematics tutoring at up to five levels of difficulty, according to which the classes are taught at different pace. We periodically assess our students’ progress, and based on the results of such assessment, reassign students to different classes on an as-needed basis such that each student’s situation and needs are taken into consideration.

To maximize transparency, improve learning experience and build trust with students and parents, we allow parents to audit most of the small classes their children attend, and for many of our Xueersi Peiyou small classes, also offer unconditional refunds for any remaining unattended classes net of the costs of materials if notified by the student or parent within the first two-thirds of each course, or even in the last one-third of the course in certain cities.

In 2010, we launched Intelligent Classroom System (ICS), a proprietary classroom teaching solution used in small-class instruction. Through ICS, teachers at each of our learning centers are able to upload over the Internet all of our internally developed multi-media teaching content, including instructional videos and audio materials, and project this content onto white boards to make the instructional process more efficient and the learning experience more interactive and stimulating.

Starting from May 2016, we use the Xueersi Intelligent Practice System (IPS) for our Xueersi Peiyou small classes in Beijing, and intend to gradually introduce the new system in other cities. The Xueersi IPS is developed based on our existing course content, and sets up five phases (preparation, pre-class quiz, post-class quiz, homework and review) for each class. Students have access to abundant study materials like test questions and video clips in each of the five phases. The system can push different types of questions to students based on the questions he/she gets wrong. Tutors review and correct the homework and quizzes online, and study reports are pushed to teachers and parents in a timely manner on their “Xueersi” app.

Personalized Premium Services

We began to offer personalized premium services in 2007 under our “Izhikang” brand. As of February 28, 2017, our Izhikang network included 107 learning centers and 109 service centers in 12 cities.

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

One-on-one student-teacher setting, supported by a team of experienced teachers. Each student in our personalized premium service has access to a large pool of experienced teachers. Teachers are chosen by students and their parents based on the interests and needs of each student. Our personalized premium services are mostly offered in one-on-one format, with a small portion of small-group classes, which typically consist of only two to seven students.

Personalized attention. For most students, we assign a coordinator, who routinely communicates with the student and the student’s parents to address their questions and concerns and to closely monitor the quality of our services. The coordinator also solicits monthly feedback from students and parents. We also accommodate any request by students or parents to change teachers to the extent practicable.

Online Courses

We began to offer online courses in 2010 through www.xueersi.com. Through www.xueersi.com, we offer online courses on mathematics, English, Chinese, physics, chemistry, biology, and other subjects. We also offer select online courses through other websites. Online courses enable us to leverage our proprietary curricula and course materials and high quality teachers to target markets beyond the reach of our physical network. It also enables our students to access our courses through the Internet at times and places most convenient for them.

In the past, our online courses were mostly in the format of pre-recorded classes. In March 2015, we launched a new TEPC (standing for teaching, examination, practice and communication) flipped classroom format, which was intended to serve as a major upgrade from the traditional model of recorded classes, and enable our students to participate in more proactive and interactive learnings. This new format was further developed into live-broadcasting classes starting from October 2015, which has become the principal format of our online courses.

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

Our teachers keep track of the students’ performance and progress and regularly communicate with the students and parents. Moreover, we assign most of our students in the personalized premium services a class coordinator who is in close contact with the students and parents regarding scheduling and other logistical issues, receives feedback on teaching quality and arranges teacher replacements where necessary.

Through our call centers, websites, mobile applications and wechat platform, we provide support services for students and parents, including receiving enquiries, accepting registrations, addressing course-related issues and facilitating communication with existing and prospective students for our center-based offerings and the parents of such students.

In addition, the online platform, among other things, provides an efficient channel for students and parents to submit study questions to our subject experts.

Our Curricula and Course Materials

Curricula

The curricula for our K-12 tutoring services covers the core K-12 subjects and is described in more detail in the table below. We started our business by offering tutoring classes in mathematics and then gradually rolled out courses in other subjects over years. In terms of grade levels, we initially focused on serving primary school students and over time expanded our course offerings into higher grade levels. The following table provides a list of the typical K-12 course offerings we currently offer:

	Primary School							Middle School			High School
	K	1	2	3	4	5	6	7	8	9	10	11	12
Mathematics	●	●	●	●	●	●	●	●	●	●	●	●	●
English	●	●	●	●	●	●	●	●	●	●	●	●	●
Chinese	●	●	●	●	●	●	●	●	●	●	●	●	●
Physics	–	–	–	–	–	–	●	●	●	●	●	●	●
Chemistry	–	–	–	–	–	–	–	–	●	●	●	●	●
Biology	–	–	–	–	–	–	–	●	–	–	●	●	●
History	–	–	–	–	–	–	–	–	–	–	●	●	●
Political Science	–	–	–	–	–	–	–	–	–	–	●	●	●
Geography	–	–	–	–	–	–	–	–	–	–	●	●	●

●	Current offered.

–	Currently not offered.

The history, political science and geography courses set forth in the table above are offered mainly through personalized premium tutoring services under our “Izhikang” brand. Net revenues related to these courses are not material.

Curriculum and Course Material Development

Substantially all of our education content for our non-English subject areas is developed in-house.

For the science subjects offered through Xueersi Peiyou small classes, our team works closely with experts in different subject fields to keep up with changing academic and examination requirements in the PRC education system and solicits feedback from our teachers based on their classroom experience. When developing our curricula and course materials, we typically review and reference recent teaching materials and teachers’ training materials from leading public schools, consider any new examination requirements and requirements on cultivation of student ability and quality, and analyze the latest market trends and needs. Our development team is able to identify subjects and concepts that are difficult for students and focuses on the most important and difficult concepts and skills in the curricula. To address different educational requirements and needs of our students at each grade level, we have also developed curricula and course materials tailored for classes of different difficulty levels based on that group of students’ learning curves as well as their strengths and weaknesses. We evaluate, update and improve course materials based upon usage rate, feedback from teachers, students and parents as well as student performance. Most of our curricula and course materials are developed at our corporate level in Beijing and adopted by other locations with modifications to meet local requirements and demands. We have modularized a portion of our course materials based on specific topics so that centrally developed content can be more easily adopted locally and make our services more scalable, and we are in the process of modularizing other portions of our course materials.

In addition, we cooperated with McGraw-Hill Education to co-develop and co-brand two sets of English language educational materials in 2012. In March 2014, we, through our “Xueersi” brand, collaborated closely with Cambridge University Press, and together, launched a series of English learning materials called “Hello Learner’s English.” The Hello Learner’s English series of learning materials is tailored specifically for Chinese students, from grades one through six, and introduces new learning patterns for students to advance their English speaking, listening, reading and writing abilities, preparing students to pass the government authorized English examinations or well-recognized English assessment tests, and for their future secondary school or college English entrance examinations.

Moreover, in May 2016 and January 2017, we entered into content license agreements with LAZEL Inc., pursuant to which our Firstleap and certain other business are granted license to use leveled English reading materials “Reading A-Z” and certain other distribution rights with respect to such reading materials. The leveled reading method of “Reading A-Z” scientifically provide children of different age groups English reading contents that are suitable for their development. The initial term of the licenses is five years.

Our Teachers

We have a team of dedicated and highly qualified teachers with a strong passion for education, whom we believe are essential to our success. We are committed to maintaining consistent and high teaching quality across our business. This commitment is reflected in our highly selective teacher hiring process, our emphasis on continued teacher training and rigorous evaluation, competitive performance-based compensation and opportunities for career advancement. We had 4,367, 6,594 and 11,084 full-time teachers and 1,158, 1,794 and 3,084 contract teachers as of February 28/29, 2015, 2016 and 2017, respectively.

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

Our Network

As of February 28, 2017, our extensive network consisted of 507 learning centers and 401 service centers in the cities set forth in the table below. Our learning centers are physical locations where classes are conducted. Our service centers offer consultation, course selection, registration and other services, most of which are also provided by our call centers and online platform.

The following table sets forth the number of learning centers and service centers in each of the 30 cities in our physical network as of February 28, 2017.

City	Number of Learning Centers	Number of Service Centers
Beijing	141	101
Shanghai	49	42
Guangzhou	44	41
Nanjing	49	28
Shenzhen	27	26
Tianjin	25	26
Wuhan	25	23
Xi’an	24	17
Chengdu	19	15
Hangzhou	17	16
Zhengzhou	13	12
Chongqing	13	8
Suzhou	10	8
Taiyuan	10	8
Shenyang	12	4
Changsha	5	4
Shijiazhuang	4	4
Jinan	3	3
Hefei	4	2
Qingdao	2	2
Changchun	2	2
Luoyang	1	1
Nanchang	1	1
Ningbo	1	1
Wuxi	1	1
Fuzhou	1	1
Xiamen	1	1
Lanzhou	1	1
Dalian	1	1
Guiyang	1	1
Total	507	401

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

Marketing and Student Recruitment

We recruit students for our small-class business primarily through word-of-mouth referrals. Our reputation and brand have also greatly facilitated our student recruitment. Moreover, we engage in a range of marketing activities to enhance our brand recognition among prospective students and their parents, generate interest in our service offerings and further stimulate referrals. In the fiscal years ended February 28/29, 2015, 2016 and 2017, our selling and marketing expenses were $53.9 million, $73.6 million and $126.0 million, respectively, accounting for 12.4%, 11.9% and 12.1% of our total net revenues, respectively.

Referrals

We believe a great contributor to our success in small-class student recruitment has been word-of-mouth referrals by our students and their parents who share their learning experiences with others. Our recruitment through word-of-mouth referrals has enjoyed a strong network effect with the rapid growth in our student base, and benefits from our reputation, brand and the performance track record of our students.

Cross selling

We also use our interaction with parents and students for one type of service offerings as an opportunity to advertise our other service offerings. With a variety of offerings aimed at different student groups or focused on different areas, our goal is to create a brand name that permeates every aspect of our potential students’ educational needs.

Online Platform

Our online and mobile platform is an important component of our marketing and branding efforts. It also facilitates direct and frequent communications with and among our prospective students as well as our existing students and parents, supporting our overall sales and marketing efforts.

Public Lectures, Seminars, Diagnostic Sessions and Media Interviews

We frequently offer public lectures, seminars and diagnostic sessions to students and parents as a way of providing useful information to our prospective students and relevant experience for them to evaluate our offerings. In addition, our approach to teaching quality and the track record of our student performance has been covered by traditional and new media, which we believe has further enhanced our reputation and brand.

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

We believe the principal competitive factors in our business include the following:

•	brand;

•	overall student experience;

•	price-to-value;

•	type and quality of tutoring services offered; and

•	ability to effectively tailor service offerings to the needs of students, parents and educators.

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

Intellectual Property

Our brands, trademarks, service marks, copyrights, patents and other intellectual property rights distinguish and protect our course offerings and services from infringement, and contribute to our competitive advantages in the after-school tutoring service sector in China. Our intellectual property rights include the following:

•	trademark registrations for our brand and logo in China and Hong Kong;

•	domain names;

•	copyrights to substantially all of the course contents we developed in house, including all of our online courses;

•	copyright registration certificates for software programs developed by us relating to different aspects of our operations; and

•	patents granted in China relating to interactive and technology-driven teaching and learning in our classes, as well as user interface on various platforms.

Among the domain names we have registered, several are highly valued and unique online assets as the domain name incorporates the Chinese spelling of the theme of the corresponding website, and is therefore easy to remember. Our domain names include the following:

Website Domain Name	Topic
www.jzb.com	Our main webpage which mainly has links to the websites listed below
(formerly www.eduu.com)
www.xueersi.com	Online courses
www.gaokao.com	College entrance examinations
www.zhongkao.com	High school entrance examinations
www.jiajiaoban.com	Personalized premium services
www.aoshu.com	Mathematics for primary and middle schools; specialized training for competition mathematics
www.yingyu.com	English language
www.youjiao.com	Preschool and kindergarten education
www.speiyou.com	Small-class tutoring under our Xueersi Peiyou brand
www.mobby.cn	Tutoring services for students aged two through twelve under our Mobby brand
www.yuer.com	Raising infants and toddlers
www.kaoyan.com	Post-graduate degree entrance examination
www.firstleap.cn	All-subject tutoring services in English to children aged from 2 to 15 years old
www.kmf.com	Preparation of English tests for study abroad purposes
www.lewaijiao.com	One-on-one English tutoring services from foreign teachers
www.liuxue.com	Overseas studies services
www.mmbang.com	Communication platform related to pregnant preparations, pregnancy and raising infants and toddlers

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

Insurance

We have purchased limited liability insurance covering most of our learning centers and service centers. We consider our insurance coverage to be in line with that of other private education providers of a similar size in China.

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

We operate our business in China under a legal regime consisting of the National People’s Congress, which is the country’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the MoE, the General Administration of Press and Publication, the MIIT, the SAIC, the Ministry of Civil Affairs and their respective local offices.

Regulations on Private Education

The principal laws and regulations governing private education in China consist of the PRC Education Law, the Law for Promoting Private Education and The Implementation Rules for the Law for Promoting Private Education, and the Regulations on PRC-Foreign Cooperation in Operating Schools. Below is a summary of relevant provisions of these regulations.

PRC Education Law

The National People’s Congress enacted the PRC Education Law, most recent amendment effective on June 1, 2016. The PRC Education Law sets forth provisions relating to the fundamental education systems of China, including a school system of preschool education, primary education, secondary education (including middle and high schools) and higher education, a system of nine-year compulsory education and a system of education certificates. The PRC Education Law stipulates that the government formulates plans for the development of education, and establishes and operates schools and other institutions of education. Under the PRC Education Law, enterprises, social organizations and individuals are in principle encouraged to operate schools and other types of educational organizations in accordance with PRC laws and regulations. Meanwhile, no organization or individual may establish or operate a school or any other institution of education for profit-making purposes. However, private schools may be operated for “reasonable returns,” as described in more detail below.

Under the amendment effective June 1, 2016, the PRC Education Law, among other things, deleted the restrictions on organization or individual establishing or operating a school or any other institution of education for profit-making purposes, and added a requirement that the schools and other institution of education which are established with governmental fund or donated assets may not establish profit-making institutions of education.

The Law for Promoting Private Education and the Implementation Rules for the Law for Promoting Private Education

Under the Law for Promoting Private Education and the Implementation Rules for the Law for Promoting Private Education, “private schools” are defined as schools established by non-governmental organizations or individuals using non-government funds. In addition, under the regulations, private schools providing certifications, pre-school education, self-study aid and other academic education are subject to approval by the education authorities, while private schools engaging in occupational qualification training and occupational skill training are subject to approval by the authorities in charge of labor and social welfare. A duly approved private school will be granted a private school operating permit, and shall be registered with the Ministry of Civil Affairs or its local branches as a privately run non-enterprise institution. In addition, learning centers of schools must make filings with the MoE or its local branches. Our 58 affiliated schools have all obtained and maintained their respective private school operating permits and have registered with the Ministry of Civil Affairs or its relevant local branch.

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

On November 7, 2016 the Standing Committee of the National People’s Congress promulgated the Amended Private Education Law, which is scheduled to take effect on September 1, 2017.

Under the Amended Private Education Law, the term “reasonable return” is no longer used, and sponsors of private school may choose to establish non-profit or for-profit private schools at their own discretion, while, pursuant to current law, all private schools shall not be established for for-profit purposes. Nevertheless, school sponsors are not allowed to establish for-profit private schools that are engaged in compulsory education according to the Amended Private Education Law. Therefore, schools engaged in compulsory education must retain their non-profit status after the Amended Private Education Law takes effect.

The Amended Private Education Law further establishes a new classification system for private schools on whether they are established and operated for profit-making purposes. Key features of this system include the following:

•	sponsors of for-profit private schools are entitled to retain the profits and proceeds from the schools and the operation surplus may be allocated to the sponsors pursuant to the PRC Company Law and other relevant laws and regulations, whereas sponsors of non-profit private schools are not entitled to the distribution of profits or proceed from the non-profit schools and all operation surplus of non-profit schools shall be used for the operation of the schools;

•	for-profit private schools are entitled to set their own tuition and other miscellaneous fees without seeking prior approval from or reporting to the relevant government authorities. whereas the collection of fees by non-profit private schools shall be regulated by the provincial, autonomous regional or municipal governments;

•	private schools (for-profit and non-profit alike) may enjoy preferential tax treatments; non-profit private schools will be entitled to the same tax benefits as public schools whereas taxation policies for for-profit private schools are still unclear as more specific provisions are yet to be introduced;

•	for construction or expansion of the school, non-profit schools may acquire the required land use rights in the form of allocation by the government as a preferential treatment, whereas for-profit private schools shall acquire the required land use rights by purchasing them from the government;

•	the remaining assets of non-profit private schools after liquidation shall continue to be used for the operation of non-profit schools, whereas the remaining assets of for-profit private schools shall be distributed to the sponsors in accordance with the PRC Company Law; and

•	governments at or above the prefecture level may support private schools (for-private and non-private alike) by subscribing to their services, providing student loans and scholarships, and leasing or transferring unused state assets to the schools, and the governments may further support non-profit private schools in the form of government subsidies, bonus funds and incentives for donation.

On December 29, 2016, the State Council issued the Several Opinions of the State Council on Encouraging the Operation of Education by Social Forces and Promoting the Healthy Development of Private Education, which requires to ease the access to the operation of private schools and encourages social forces to enter the education industry. The opinions also provides that each level of the government shall increase their support to the private schools in terms of financial investment, financial support, autonomy policies, preferential tax treatments, land policies, fee policies, autonomy operation, protection of the rights of teachers and students etc. Further, the opinions require each level of the government to improve local policies on government support to for-profit and non-profit private schools by such means as preferential tax treatments.

On December 30, 2016, the MoE, Ministry of Civil Affairs, the SAIC, the Ministry of Human Resources and Social Welfare and the State Commission Office of Public Sectors Reform jointly issued the Implementation Rules on the Classification Registration of Private Schools to reflect the new classification system for private schools as set out in the Amended Private Education Law. Generally, if a private school established before promulgation of the Amended Private Education Law chooses to register as a non-profit school, it shall amend its articles of association, continue its operation and complete the new registration process. If such private school chooses to register as a for-profit school, it shall conduct financial liquidation process, have the property rights of its assets such as lands, school buildings and net balance being authenticated by relevant government authorities, pay up relevant taxes, apply for a new Permit for Operating a Private School, re-register as for-profit schools and continue its operation. Specific provisions regarding the above registration process are yet to be introduced by governments at the provincial level.

On December 30, 2016, the MoE, the SAIC and the Ministry of Human Resources and Social Welfare jointly issued the Implementation Rules on the Supervision and Administration of For-profit Private Schools, pursuant to which the establishment, division, merger and other material changes of a for-profit private school shall first be approved by the education authorities or the authorities in charge of labor and social welfare, and then be registered with the competent branch of the SAIC.

Besides the Amended Private Education Law and the above regulations, other details of the requirements on the operation of non-profit schools and for-profit schools will be provided in implementation regulations that are yet to be introduced, such as

•	an amendment to the Implementation Rules for the Law for Promoting Private Education of China;

•	local regulations relating to legal person registration of for-profit and non-profit private schools; and

•	specific measures to be formulated and promulgated by the competent authorities responsible for the administration of private schools in the province(s) in which our schools are located, including but not limited to specific measures for registration of pre-existing private schools, specific requirements for authenticating various parties’ property rights and payment of taxes and fees of for-profit private schools, taxation policies for for-profit private schools, measures for the collection of non-profit private schools’ fees.

At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of school facilities or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equal to no less than 25% of the annual increase in the net assets of the school, if any. Private schools that do not require reasonable returns shall be entitled to the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be formulated by the finance authority, taxation authority and other authorities under the State Council. To date, however, no regulations have been promulgated by the relevant authorities in this regard. As of May 31, 2017, among our 58 affiliated schools, 19 had elected not to require reasonable returns and the remaining schools had elected to require reasonable returns. Because no preferential tax policies have been promulgated by the relevant authorities, none of our affiliated schools enjoys any preferential tax treatments pursuant to the requirements of local governmental authorities. All of them have allocated certain amounts to their development funds in compliance with the aforesaid provisions.

Sponsorship of Private Schools

Under the Law for Promoting Private Education and the Implementation Rules for Promoting Private Education, entities and individuals that establish private schools are referred to as “sponsors.” As of May 31, 2017, Xueersi Education, Xueersi Network, Xinxin Xiangrong, Lebai Education and Pengxin TAL Industrial Investment (Shanghai) Co., Ltd., or Pengxin TAL or their subsidiaries were the sponsors of our 58 affiliated schools.

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

Notwithstanding the legal uncertainties surrounding this issue, we believe that the potential risk that we will not receive all of the residual assets upon the liquidation of a school is immaterial. There were no capital contributions made by any PRC governmental authorities to our schools, nor did any of our schools ever receive donations from any third parties, including PRC governmental authorities or any third party enterprises. Neither we nor our PRC counsel are aware of any case in China where a private school which has been solely funded by private sponsors without any government or donated funds became state property or was otherwise appropriated by a government authority upon liquidation without the prior consent of its sponsor. We historically have never liquidated any school that was profitable and we have no plans to so in the future unless required by the laws and regulations. If, for any reason, we would like to divest a profitable school, a commercially sensible way to do so is to sell, rather than liquidate, the school. When selling a school, the sponsor is entitled to receive consideration for transferring sponsorship, which often exceeds its initial investment in the school.

Regulations on PRC-Foreign Cooperation in Operating Schools

PRC-foreign cooperation in operating schools or training courses is specifically governed by the Regulations on PRC-Foreign Cooperation in Operating Schools, promulgated by the State Council in accordance with the PRC Education Law, the Occupational Education Law and the Law for Promoting Private Education, and the Implementation Rules for the Regulations on PRC-Foreign Cooperation in Operating Schools.

The Regulations on PRC-Foreign Cooperation in Operating Schools and its implementation rules encourage substantive cooperation between overseas educational organizations with relevant qualifications and experience in providing high-quality education and PRC educational organizations to jointly operate various types of schools in China. Cooperation in the areas of higher education and occupational education is especially encouraged. PRC-foreign cooperative schools are not permitted, however, to engage in compulsory education or military, police, political and other kinds of education that are of a special nature in China.

Permits for schools jointly operated by PRC and foreign entities shall be obtained from the relevant education authorities or the authorities that regulate labor and social welfare in China. We are not required to apply for such permits since we currently do not have schools jointly operated by PRC and foreign entities.

Regulations on Online and Distance Education

Pursuant to the Administrative Regulations on Educational Websites and Online and Distance Education Schools issued by the MoE, educational websites and online education schools may provide education services in relation to higher education, secondary education, primary education, preschool education, education for teachers, occupational education, adult education, other education and public educational information services. “Educational websites” refer to organizations providing education or education-related information services to website visitors by means of a database or online education platform connected via the Internet or an educational television station through an Internet service provider. “Online education schools” refer to education websites providing academic education services or training services that issue education certificates.

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

However, according to the Administrative License Law promulgated by the Standing Committee of the National People’s Congress, only laws promulgated by the National People’s Congress and regulations and decisions promulgated by the State Council may eliminate the requirement for any administrative license. Furthermore, according to a regulation promulgated by the State Council, operators of “online education schools” must obtain approval from the government, while no approval is required to operate “educational websites.” We are not required to obtain a license to operate “online education schools” as we do not offer government accredited degrees or certifications through our tutoring services. As a result and in accordance with the laws and regulations promulgated by the National People’s Congress and the State Council, they are not required to obtain approval to operate “educational websites” from the MoE. In January 2014, the State Council promulgated the Decision to Cancel or to Delegate another Batch of Administrative Approval Items to Lower Level, in which the administrative license for “online education schools” was cancelled for higher education. On February 3, 2016, the State Council promulgated the Decision of State Council to Cancel the Second Batch of Administrative Approval Items (152 Items) that Delegated to Lower Lever, in which the administrative license for “online education schools” and “educational websites” were cancelled.

Regulations on Publishing and Distribution of Publications

The Administrative Regulations on Publication, promulgated by the State Council and most recently amended in February 6, 2016, apply to publication activities, i.e., the publishing, printing, copying, importation or distribution of publications, including books, newspapers, periodicals, audio and video products and electronic publications, each of which requires approval from the relevant publication administrative authorities. According to the Administrative Regulations on Publication, any entity engaging in the activities of publishing, printing, copying, importation or distribution of publications, shall obtain relevant permits of publishing, printing, copying, importation or distribution of publications. In addition, according to the effective Foreign-Investment Industrial Guidance Catalog, foreign investors are prohibited from engaging in the publishing business. Therefore, our subsidiaries and Consolidated Affiliated Entities are not permitted to engage in publishing business under these regulations. We have been cooperating with qualified PRC publishing companies to publish our self-developed teaching materials and other content.

According to the prior Measures for the Administration of Internal Informative Publications, entities engaging in printing internal informative publications may obtain an internal informative publications printing permit instead of the permit of publishing. Such internal informative publications are defined as publications used for internal information communication and work guidance purpose and are not for sale. In April 2015, the current Measures for the Administration of Internal Informative Publications took effect and abolished the prior measures. Under the new regulation, the internal informative publications printing permit is not available for printing and publishing of textbooks and teaching materials for primary and secondary school students. In addition, the new regulation prohibits entities which have obtained the internal permit from offering the internal informative publications to its client or to the public. Our Consolidated Affiliated Entities engage in printing and providing teaching handouts and other materials to our students. These Consolidated Affiliated Entities used to obtain the internal informative publications printing permit before the new regulation took effect. Under the new regulation, it is uncertain whether printing and providing teaching handouts and other materials to our students would be deemed publishing activities. If the General Administration of Press and Publication or its local branches or other competent authorities deem such activities as publishing, we may become subject to significant penalties, fines, legal sanctions or an order suspending our printing and providing of teaching handouts and other materials to our students.

The General Administration of Press and Publication issued new Administrative Regulations on Publications Market, effective June 1, 2016 abolished the old regulation. Under the new regulation, any organization or individual engaged in wholesale or retail distribution of publications shall obtain a Permit for Operating Publications Business. Distribution of publications in China is regulated on different administrative levels. An entity engaged in wholesaling of publications shall obtain such permit from the provincial office of the General Administration of Press and Publication. An entity engaged in retail distribution of publications shall obtain such permit from the local office of the Administration of Press and Publication. According to the new regulation, foreign-invested enterprises are allowed to engage in the business of distribution of publications. Foreign investors who intends to establish an enterprise engaging in the business of distribution of publications and foreign-invested enterprise which intends to engage in the business of distribution of publications shall firstly obtain the approval from local office of the MOFCOM. If and upon approval, the MOFCOM will issue the Approval Certificate for Foreign-Invested Enterprises, on which the business scope of distribution of publications is specified along with the word “subject to the permission in this industry.” Afterwards, the foreign-invested enterprise shall file with its business scope of distribution of publications local office of the SAIC and shall obtain the Permit for Operating Publications Business from relevant offices of the General Administration of Press and Publication before engaging in the business of distribution of publications.

In addition, pursuant to the Administrative Regulations on Publishing Audio-Video Products promulgated by the State Council on December 25, 2001, which became effective as of February 1, 2002, any entity engaged in the wholesale or retail distribution of audio-video products was required to secure a Permit for Publishing Audio-Video Products from the relevant culture authorities. Such Administrative Regulations on Publishing Audio-Video Products was later amended in 2011, 2013 and was most recently amended on January 2, 2016, pursuant to which the Permit for Operating Audio-Video Products was replaced by the Permit for Operating Publications Business and entities or individuals engaging in distribution of audio-video products shall only need to hold a Permit for Operating Publications Business, while a Permit for Publishing Audio-Video Products shall no longer be needed.

During the term of the above-mentioned permits, the General Administration of Press and Publication or its local branches or other competent authorities may conduct annual or spot examinations or inspections to ascertain their compliance with applicable regulations and may require changes in or renewal of such permits.

General Administration of Press and Publication and the MIIT promulgated the Provisions on the Administration of Online Publishing Services, effective March 10, 2016. The Provisions on the Administration of Online Publishing Services provides that the entity engaging in publication services through information network shall obtain Internet Publishing Service License from the General Administration of Press and Publication. Foreign-invested enterprises are prohibited from engaging in the business of publication service through information network. Therefore, our subsidiaries are not permitted to engage in the business of publication service through information network, while our VIEs are permitted to engage in such business after obtain the requisite licenses.

Xueersi Education, Xueersi Network, and Lebai Education, our VIEs engaging in publishing and retailing teaching materials and audio-video products to our students, and Beijing Zhikang Culture Distribution Co., Ltd., one of the subsidiaries of our VIEs, have obtained the Permit for Operating Publications Business for retail and wholesale distribution of teaching materials and audio-video products. If our VIEs and Consolidated Affiliated Entities engaged in the retail distribution of teaching materials and audio-video products are not able to pass the subsequent inspection or examination, they may not be able to maintain such permits or licenses necessary for their business. In addition, our VIEs are engaging in publishing teaching materials and audio-video products to students online, but our VIEs have not obtained the Internet Publishing Service License. We may become subject to significant penalties, fines, legal sanctions or an order to suspend our publishing of teaching materials and audio video online.

Decision of the Central Committee of the Communist Party of China on Major Issues Concerning Comprehensively Deepening Reforms

The Decision of the Central Committee of the Communist Party of China on Major Issues Concerning Comprehensively Deepening Reforms, which was adopted at the Third Plenary Session of the 18th Central Committee of the Communist Party of China, further open and liberalize certain investment access. The finance, education, culture and medical sectors will enjoy an orderly opening-up to market access and the government will encourage non-state capital to invest in the education sector.

Regulations on Value-Added Telecommunications Services

Under the PRC Telecommunications Regulations, promulgated by the State Council and most recently amended in February 2016, a telecommunication services provider in China must obtain an operating license from the MIIT, or its provincial authorities. The PRC Telecommunications Regulations categorize all telecommunication services in China as either basic telecommunications business or value-added telecommunications business. Internet information services and the business of online data transaction processing are two of the subsectors of the value-added telecommunications business.

As a subsector of the value-added telecommunications business, business of online data transaction processing refers to the business to provide online data processing and transaction processing services through public communication network or Internet for users through various data/transaction application platform connected to the public communication network or Internet, including transaction processing services, electronic data exchange services and network / electronic equipment data processing services. Under the PRC Telecommunications Regulations, any entity engages in the business of transaction processing services as an online marketplace platform is required to obtain a license from the MITT or its provincial authorities in providing transaction processing services.

As a subsector of the value-added telecommunications business, Internet information services are also regulated by the Administrative Measures on Internet Information Services promulgated by the State Council, or the Internet Information Measures. The Internet Information Measures require that commercial Internet content providers, or ICP providers, obtain a license for Internet information services, or ICP license, from the appropriate telecommunications authorities in order to offer any commercial Internet information services in China. ICP providers shall display their ICP license number in a conspicuous location on their home page. In addition, the Internet Information Measures also provide that ICP providers that operate in sensitive and strategic sectors, including news, publishing, education, health care, medicine and medical devices, must obtain additional approvals from the relevant authorities regulating those sectors as well.

The Notice on Strengthening Management of Foreign Investment in Operating Value-Added Telecom Services issued by the MII prohibits PRC Internet content providers from leasing, transferring or selling their ICP licenses or providing facilities or other resources to any illegal foreign investors. The notice states that PRC Internet content providers should directly own the trademarks and domain names for websites operated by them, as well as servers and other infrastructure used to support these websites.

Xueersi Education, Xueersi Network, Yinghe Youshi, Shanghai Yaya and Beijing Bangxue Education Technology Co., Ltd., which engage in providing most of our Internet information services or providing online bulletin board services in China, have each obtained an ICP license from, and will duly amend registrations with, the Beijing or Shanghai branch of the MII.

Regulation of Advertising Services

The principal regulations governing advertising businesses in China are the PRC Advertising Law, effective September 2015, and the Advertising Administrative Regulations promulgated by the State Council. These laws, rules and regulations require companies that engage in advertising activities to obtain a business license that explicitly includes advertising in the business scope from the SAIC or its local branches.

Applicable PRC advertising laws, rules and regulations contain certain prohibitions on the content of advertisements in China (including prohibitions on misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest). Advertisements for anesthetic, psychotropic, toxic or radioactive drugs are prohibited, and the dissemination of advertisements of certain other products, such as tobacco, patented products, pharmaceuticals, medical instruments, agrochemicals, foodstuff, alcohol and cosmetics, are also subject to specific restrictions and requirements.

Advertisers, advertising operators and advertising distributors, including the businesses that certain of the variable interest entities operate, are required by applicable PRC advertising laws, rules and regulations to ensure that the content of the advertisements they prepare or distribute are true and in compliance with applicable laws, rules and regulations. Violation of these laws, rules and regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAIC or its local branches may revoke the violator’s license or permit for advertising business operations. In addition, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe the legal rights and interests of third parties, such as infringement of intellectual proprietary rights, unauthorized use of a name or portrait and defamation.

Regulations on Broadcasting Audio-Video Programs through the Internet or Other Information Network

The Rules for Administration of Broadcasting of Audio-Video Programs through the Internet and Other Information Networks, or the Broadcasting Rules, promulgated by the SARFT, apply to the activities of broadcasting, integration, transmission, downloading of audio-video programs with computers, televisions or mobile phones as main terminals and through various types of information networks. Pursuant to the Broadcasting Rules, a Permit for Broadcasting Audio-Video Programs via Information Network is required for engaging in Internet broadcasting activities. The State Council announced a policy on private investments in businesses in China that relate to cultural matters, which prohibits private investments in businesses relating to the dissemination of audio-video programs through information networks.

The SARFT and the MII issued the Internet Audio-Video Program Measures, revised August 2015. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide Internet audio-video program services without a License for Disseminating Audio-Video Programs through Information Network issued by the SARFT or SAPPRFT (as applicable) or the relevant local branches or completing the relevant registration with the SARFT or SAPPRFT (as applicable) or the relevant local branches and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transmission to the public through the Internet, of audio-video programs, and the provision of audio-video program uploading and transmission services. There are significant uncertainties relating to the interpretation and implementation of the Internet Audio-Video Program Measures, in particular, the scope of “Internet Audio-Video Programs.” However, the SARFT promulgated Audio-Visual Program Categories in 2010, which clarified the scope of Internet Audio-Video Programs. According to the Audio-Visual Program Categories, there are four categories of Internet audio-visual program service which in turn are divided into seventeen sub-categories. The third sub-category of the second category covers the making and broadcasting of certain specialized audio-visual programs concerning art, culture, technology, entertainment, finance, sports, and education.

On April 25, 2016, the SAPPRFT promulgated the Broadcasting Audio-Video Programs Regulations, effective June 1, 2016 in replacement of the Broadcasting Rules. The Broadcasting Audio-Video Programs Regulations provides, among other things, that a Permit for Broadcasting Audio-Video Programs via Information Network is required for engaging in broadcasting services through private network and directional communication. According to such Regulations, the Broadcasting Services through Private Network and Directional Communication shall mean the services and activities provided to the public through the private transmission channels that include internet, LAN and VPN based on Internet and through the receiving terminals of televisions, and other handheld electronic equipment, and such services and activities include the activities of content supply, integrated broadcast control, transmission and distribution with IPTVs, private-network mobile televisions, internet televisions. According to such Regulations, only the entities wholly or substantially owned by the State could apply for such Permit.

In the fiscal year ended February 28, 2017, 4.7% of our total net revenues were derived from audio-video program services offered through www.xueersi.com that may be subject to the Audio-Video Program Measures. In the course of offering online tutoring services through www.xueersi.com, we transmit our audio-video educational courses and programs through the Internet only to enrolled course participants, not to the general public. The limited scope of our audience distinguishes us from general online audio-video broadcasting companies, such as companies operating user-generated content websites. In addition, we do not provide audio-video program uploading and transmission services. As a result, we believe that we are not subject to the Internet Audio-Video Program Measures and the Broadcasting Audio-Video Programs Regulations. However, there is no further official or publicly available interpretation of these definitions, especially the scope of “Internet audio-video program service.” If the governmental authorities determine that our provision of online tutoring services falls within the Internet Audio-Video Program Measures or the Broadcasting Audio-Video Programs Regulations, we may not be able to obtain the required permit or license. If this occurs, we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content.

Regulations on Television Program Industry

Television program productions and distribution businesses are mainly regulated by the Administrative Regulations on Radio and Television, the Administrative Regulations on the Production and Operation of Radio and Television Program, and the Administrative Regulations on the Content of Television Plays. Pursuant to these regulations, television programs can only be produced by television stations at the municipal level or above or entities with either a Film Production License or a License for the Production and Operation of Radio and Television Program.

The SARFT Circular on the Implementation of Licensing System for the Distribution of Domestically Produced TV Animation Movies provides for a licensing system for the distribution of domestically produced TV animation movies. The Permit for Public Projection of Film or the Permit for Distribution of Domestically Produced TV Animation Movies must be obtained for broadcasting any domestically produced TV animation movie from the SARFT, before a TV animation movie could be broadcasted through television channels.

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

Regulations on Protection of the Right of Dissemination through Information Networks

The Regulations on Protection of the Right of Dissemination through Information Networks, promulgated by the State Council, require that every organization or individual who disseminates a third party’s work, performance, audio or visual recording products to the public through information networks shall obtain permission from, and pay compensation to, the legitimate copyright owner of such products, unless otherwise provided under relevant laws and regulations. The legitimate copyright owner may take technical measures to protect his or her copyright and any organization or individual shall not intentionally jeopardize, destroy or otherwise assist others in jeopardizing such protective measures unless otherwise permitted under law. The regulations also provide that permission from and compensation to the copyright owner is not required in the case of limited dissemination to teaching or research staff for the purpose of school instruction or scientific research only.

We have established policies related to intellectual property rights protection in accordance with applicable PRC laws and regulations.

Regulations on Consulting Services for Overseas Studies

With respect to intermediate and consulting business activities relating to self-funded overseas studies, the Education Commission of Beijing and Beijing Administration for Industry and Commerce jointly issued the Beijing Measures of Supervisions and Recognition of Intermediate Services for Self-Funded Overseas Studies (Trial) in September 2015, which require that any intermediate service organization engaged in such services in Beijing shall satisfy certain requirements set up therein, including having employees with experience in educational services, having established stable and cooperative relations with an overseas educational institution, and having sufficient funds to protect the rights and interests of customers. The intermediate service organizations which satisfy such requirements may apply with the Education Commission of for the Recognition on the Intermediate Service Organization for Self-funded Overseas Studies. Organizations or individuals without such Recognition from the Education Commission of Beijing are not allowed to engage in any intermediate and consulting business activities relating to self-funded overseas studies.

On January 12, 2017, the State Council promulgated the Decision of the State Council on the Third Installment of the Cancellation of the Administrative Licensing Matters Delegated to Local Governments, which, among other things, cancelled the Recognition on the Intermediate Service Organization for Self-funded Overseas Studies, which means that the requirement for intermediate service organizations to obtain Recognition on the Intermediate Service Organization for Self-funded Overseas Studies from the provincial government for their engaging in intermediate and consulting business activities relating to self-funded overseas studies is cancelled. This Decision provided that after the cancellation of such requirements, the MoE and the State Administration for Industry and Commerce shall study and develop contract template for reference and strengthen their guidance, regulating and service to intermediate service organizations and that the relevant industrial association shall play their role in self-discipline.

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

Regulation on Tourism

PRC Tourism Law, promulgated by the Standing Committee of the National People’s Congress and most recently amended on November 11, 2016, provides that, among other things, to engage in the businesses of outbound tourism, a travel agency shall obtain corresponding business permit, and the specific conditions shall be provided for by the State Council and that when organizing an outbound touring group, or organizing or receiving an inbound touring group, a travel agency shall, in accordance with the relevant provisions, arrange for a tour leader or tour guide to accompany the touring group in the whole tour. Regulations on Travel Agencies promulgated by the State Council, revised February 6, 2016, and the implementation rules of Regulations on Travel Agencies, provide that, among other things, travel agent shall mean any entity that engages in the business of attracting, organizing, and receiving tourists, providing tourism services for tourists and operating domestic, outbound or border tourism; the aforementioned business shall include but not limit to arranging for transport services, arranging for accommodation services, providing services for tour guides or team leaders, providing services of tourism consultation and tourism activities design. According to the Regulations on Travel Agencies and its implementation rules, any tourism agent engages in the outbound tourism shall apply for a permit to engage in the outbound tourism from the administrative department of tourism under the State Council, the governments of provinces, autonomous regions, or municipalities.

Regulations on Commercial Franchises

The State Council promulgated the Regulation on the Administration of Commercial Franchises, which, among other things, provides that: (i) “commercial franchise”, or franchise, refers to such business operations by which an enterprise owning a registered trademark, enterprise mark, patent, know-how or any other business resource, or Franchiser, confers the said business resource to any other business operator, or Franchisee, by contract, and the Franchisee undertakes business operations under the uniform business model as provided in the contract, and pay franchising fees to the Franchiser; (ii) a Franchiser that engages in franchise activities shall possess a mature business model and the ability to provide long-term business guidance, technical support, business training and other services to the Franchisee; (iii) a Franchiser that engages in franchise activities shall have at least two direct sales stores, and have undertaken the business for more than a year; and (iv) a Franchiser shall, within 15 days after having concluded a franchise contract for the first time, file to the commercial administrative department where if a Franchiser engages in any franchised operations within the scope of a province, autonomous region, or municipality directly under the central government, it shall file with the commercial administrative department of the province, autonomous region or municipality directly under the central government and if a franchiser engages in any franchised operations within the scope of two or more provinces, autonomous regions, or municipalities directly under the central government it shall file with the commercial administrative department of the State Council. According to the Administrative Measures for Archival Filing of Commercial Franchises issued by the MOFCOM, the filling shall be conducted on the commercial franchise information management system established by the MOFCOM. In addition, the Regulation on the Administration of Commercial Franchises provides that the Franchiser and the Franchisee shall conclude a franchise contract in writing, and the term of such franchise contract shall not less than 3 years except the Franchisee otherwise agrees.

The MOFCOM issued Administrative Measures for Commercial Franchise Information Disclosure, which provides that the Franchisers shall, as required by the Regulation on the Administration of Commercial Franchises, disclose the following information to Franchisees in writing not later than 30 days prior to the conclusion of franchise contracts, unless such contracts are renewed under the original terms:(i) the basic information of the Franchisers and its franchise business, (ii) the basic information of the business resource of the Franchiser, (iii) the basic information of the franchise fee, (iv) the basic information of the price, conditions and other information related to the products, services, and equipment provided to the Franchisee, (v) the follow-up service provided to the Franchisee, (vi) the methods and contents of guidance and supervisions provided by the Franchiser on the Franchisee related to the business; (vii)the investment budget of the sales stores, (viii) the relevant information about the franchisees within China, which includes the amount, geographical distributions, scope of authorities, whether there is any exclusive authorized region, and the basic situation of their franchise business; (ix) the record of materially illegal business, including any fine over 30 thousand RMB imposed by competent authority and any criminal liability of the Franchiser and its legal representative; and the (x) agreement of franchise. However, this Administrative Measures for Commercial Franchise Information Disclosure provides that the Franchiser has right to require the Franchisee enter into a confidential agreement with the Franchiser prior to the disclosure of the aforementioned information; and if the Franchisee knows any commercial secret of Franchiser due to the contractual relationship between the Franchisee and the Franchiser, the Franchisee still have the obligation to keep such commercial secret confidential even though there is no confidential agreement between the Franchiser and the Franchisee after the termination of relevant contractual relationship between them.

In order to further effectively conduct the administration of commercial franchise, the General Office of MOFCOM issued Notice of the General Office of the Ministry of Commerce on Further Effectively Conducting the Administration of Commercial Franchise, which provides directions and requirements for the local commerce departments in administrative work related to establishing sound working system, improving the management and services in franchise filing, facilitating the brand construction of franchise enterprises, administrating franchise business in accordance with law and the promotion and construction of credit record and credit evaluation system in franchise business.

Regulations on Intellectual Property Rights Protection

China has adopted legislation governing intellectual property rights, including copyrights, Trademarks, patent rights and domain names. China is a signatory to major international conventions on intellectual property rights and is subject to the Agreement on Trade Related Aspects of Intellectual Property Rights as a result of its accession to the World Trade Organization in 2001.

Copyright. The National People’s Congress amended the Copyright Law to widen the scope of works and rights that are eligible for copyright protection. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center.

To address copyright infringement related to content posted or transmitted over the Internet, the National Copyright Administration and the MII jointly promulgated the Administrative Measures for Copyright Protection Related to the Internet.

Trademark. The PRC Trademark Law, most recent revision effective May 2014, protects the proprietary rights to registered trademarks. The Trademark Office under the SAIC handles trademark registrations and may grant a term of ten years for registered trademarks, which may be extended for another ten years upon request. Trademark license agreements must be filed with the Trademark Office for record. In addition, if a registered trademark is recognized as a well-known trademark, the protection of the proprietary right of the trademark holder may reach beyond the specific sector of the relevant products or services. The transfer of registered trademarks shall be registered with the Trademark Office.

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

Domain names. Internet domain name registration and related matters are primarily regulated by (i) the Implementation Rules on Registration of Domain Names issued by China Internet Network Information Centre, (ii) the Measures on Administration of Internet Domain Names of China issued by the MII, and (iii) the Measures on Domain Name Disputes Resolution for the PRC Internet issued by the China Internet Network Information Centre. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and the applicants become domain name holders upon successful registration. We have registered many domain names with China Internet Network Information Centre.

The Draft PRC Foreign Investment Law

In January 2015, the MOFCOM published a discussion draft of the proposed Foreign Investment Law aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the standard of “actual control” in determining whether a company is considered a foreign-invested enterprise. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors must be deemed as foreign-invested enterprises, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOFCOM, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% or more of the voting rights or similar equity interest of the subject entity; (ii) holding less than 50% of the voting rights or similar equity interest of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be a foreign-invested enterprise, and its investment amount exceeds certain thresholds or its business operation falls within a “negative list,” to be separately issued by the State Council in the future and to replace the Foreign-Investment Industrial Guidance Catalog, market entry clearance by the MOFCOM or its local counterparts will be required. Otherwise, all foreign investors may make investments on the same terms as domestic investors without being subject to additional approval from the government authorities as mandated by the existing foreign investment legal regime.

Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as foreign-invested enterprises, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a “variable interest entity” structure in an industry category that is on the “negative list,” the “variable interest entity” structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC state-owned enterprises or agencies or PRC citizens). Conversely, if the actual controlling person (s) is/are of foreign nationalities, then the variable interest entities will be treated as foreign-invested enterprises and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal. However, the draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a “variable interest entity” structure, whether or not these companies are controlled by PRC parties, while it has solicited comments from the public on this point.

The draft Foreign Investment Law also imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable foreign-invested enterprises. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Some of the information requested may be sensitive to foreign investors, such as the identity of the actual controller and the source of investment. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents.

SAFE Circular 75 requires PRC residents to register with the relevant local branch of SAFE before establishing or controlling any company outside China, referred to as an offshore special purpose company, for the purpose of raising funds from overseas to acquire or exchange the assets of, or acquiring equity interests in, PRC entities held by such PRC residents and to update such registration in the event of any significant changes with respect to that offshore company.

SAFE promulgated SAFE Circular 37 in July 2014, which replaced SAFE Circular 75. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle”. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions.

In June 2015, SAFE promulgated SAFE Circular 13, according to which, in order to simplify the procedures of performing the foreign exchange control policy of direct investment, the registration authorities under the SAFE foreign exchange control policies, including the registration of PRC residents under SAFE Circular 37 change from local SAFE branches to local banks authorized by SAFE and SAFE will strengthen the training and supervision for banks in performing the foreign exchange control policy of direct investment. Thus, according to SAFE Circular 13, the registration of PRC residents under SAFE Circular 37 shall be conducted with local banks authorized by SAFE.

We believe that all of our shareholders who are PRC citizens or residents completed their required registrations with SAFE in accordance with SAFE Circular 75 prior to, and immediately after, the completion of our initial public offering in October 2010, and we have filed with SAFE amendments related to our listing on the New York Stock Exchange.

Regulations on Loans to and Direct Investment in the PRC Entities by Offshore Holding Companies

According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE in 1997, the Interim Provisions on the Management of Foreign Debts, promulgated by SAFE in 2003, the National Development and Reform Commission and the Ministry of Finance, and Measures for the Administration of the Registration of Foreign Debts, effective May 2015 and revised on May 4, 2016, loans by foreign companies to their subsidiaries in China, which are foreign-invested enterprises, are considered foreign debt, and such loans must be registered with the local branches of SAFE. Under the provisions, these foreign-invested enterprises must submit registration applications to the local branches of SAFE within 15 days following execution of foreign loan agreements, and the registration should be completed within 20 business days from the date of receipt of the application. In addition, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term debt borrowed by a foreign-invested enterprise is limited to the difference between the total investment and the registered capital of the foreign-invested enterprise. Total investment of a foreign-invested enterprise is the total amount of capital that can be used for the operation of the foreign-invested enterprise, as approved by the MOFCOM or its local branch, and may be increased or decreased upon approval by the MOFCOM or its local branch. Registered capital of a foreign-invested enterprise is the total amount of capital contributions to the foreign-invested enterprise by its foreign holding company or owners, as approved by the MOFCOM or its local branch and registered at the SAIC or its local branch.

According to applicable PRC regulations on foreign-invested enterprises, including but not limited to the Interim Measures for the Administration of the Establishment and Alteration of Archival Filing of Foreign Funded Enterprises, effective October 8, 2016, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered foreign-invested enterprises, may only be made when approval or filing by the MOFCOM or its local branch has been obtained. In such approval and filing process of capital contributions, the MOFCOM or its local branch examines the business scope of each foreign invested enterprise under review to ensure it complies with the Foreign-Investment Industrial Guidance Catalog, which classifies industries in China into three categories, namely “encouraged foreign investment industries,” “restricted foreign investment industries” and “prohibited foreign investment industries.” Industries not listed in the Foreign-Investment Industrial Guidance Catalog are generally open to foreign investment unless specifically restricted by other PRC regulations. The capital contribution of the foreign-invested enterprises falling in the scope of “restricted foreign investment industries” and “prohibited foreign investment industries” shall obtain approval from the MOFCOM or its local branch, while the capital contribution of the foreign-invested enterprises falling outside such scopes may file with the MOFCOM or its local branch. A new Foreign-Investment Industrial Guidance Catalog was issued, effective April 2015, to replace the previous one.

Each of our PRC subsidiaries is a foreign-invested enterprise, is not engaged in any prohibited or restricted businesses listed in either the previous or the current Foreign-Investment Industrial Guidance Catalog and has not incurred any foreign debt.

On January 1, 2017, PBOC promulgated Notice of the People’s Bank of China on Issues Concerning Macro Prudential Management of Full Scale Cross-border Financing or PBOC Circular 7. According to PBOC Circular 7, PBOC establishes a cross-broader financing regulation system based on the capital or net assets of the micro main body under macro prudential rules, and the legal entities and financial institutions established in PRC including the branches of foreign banks registered in China but excluding government financing vehicles and real estate enterprise, may carry out cross-border financing of foreign currency in accordance with relevant regulations of such system. PBOC Circular 7 provides that, among other things, the outstanding amount of the foreign currency for the entities in cross-border financing shall be limited to the Upper Limit of the Risk Weighted Balance of such entity, which shall be calculated according to the formula provided in PBOC Circular 7; the enterprise shall, after signing the contract for cross-border financing, but not later than three business days before the withdrawal of the borrowing funds, file with the local branches of SAFE for the cross-border financing through SAFE’s capital project information system. PBOC Circular 7 also provides that during the one-year period started from January 11, 2017, foreign-invested enterprises may choose one method to carry out cross-broader financing in foreign currency either according to PBOC Circular 7 or according to the Interim Provisions on the Management of Foreign Debts. After the end of such one-year period, the method of foreign-invested enterprises to carry out cross-broader financing in foreign currency will be determined by PBOC and SAFE.

Regulations on Labor

Pursuant to the PRC Labor Law, and the PRC Labor Contract Law and the Implementation Regulations of the Labor Contracts Law, promulgated by the State Council, labor contracts in written form shall be executed to establish labor relationships between employers and employees. Wages cannot be lower than local minimum wage. The employer must establish a system for labor safety and sanitation, strictly abide by state standards, and provide relevant education to its employees. Employees are also required to work in safe and sanitary conditions meeting State rules and standards, and carry out regular health examinations of employees engaged in hazardous occupations.

In the respect of the employment of foreigner in China, Provision on the Employment of Foreigners in China provides that, among other things, to employ a foreigner who does not have PRC nationality, an employer shall apply for an employment license for such foreigner, and may only employ him or her after such foreigner obtains a Foreigners’ Employment License of the People’s Republic of China, or Employment License; prior to obtaining employment in China, a foreigner shall enter China with an employment visa (or in accordance with an agreement on mutual exemption of visas if there is such an agreement); and after entering China, such foreigner shall obtain an Employment Permit for Foreigners, or Employment Permit, and a residence permit for foreigners, save that the foreigners holding the Foreign Expert Permit issued by the State Administration of Foreign Experts Affairs are not required to hold Employment Licenses and Employment Permit. Provision on the Employment of Foreigners in China also provides that the Employment License is valid only in the area defined by the authority which issued such license; the actual employer of a foreigner shall be consistent with the employer recorded on the Employment License; if the actual employer changed but the foreigner is employed in a similar job by another employer within the same area defined by the authority which issued such license, the foreigner shall file with such authority to change information on the Employment License.

The Notice of Issues Related to the Management of Employment of Foreigners in China provides that, among other things, the Ministry of Labor and Social Security should cooperate with Ministry of Public Security to carry out regular and irregular investigation on the entities that employ relatively large number of foreigners about their employment of foreigners.

In the respect of hiring foreigners as teachers in schools, State Administration of Foreign Experts Affairs, promulgated a Notice of Issuing Regulations for Foreign Experts to Apply Permit to Work in China and Other Regulations, or SAFEA Circular 139. SAFEA Circular 139 provides that foreign experts shall obtain Foreign Expert Permit. Any foreign expert that apply the Foreign Expert Permit shall obey the PRC laws and regulations, shall be healthy, shall have no criminal record, and shall meet one of the following requirement: (i) such foreign expert is employed to work in China in order to perform agreements between governments or international organizations, or to perform economic or trade agreements between PRC party(s) and foreign party(s) as a professional person with foreign nationality who has technology or management skills; (ii)such foreign expert is employed to perform the work in the fields of education, scientific research, press, publication, culture, arts, health, or sport as a professional person with foreign nationality; (iii) such foreign expert is employed to perform a position higher than vice president of an domestic enterprise or equivalent position as a professional person with foreign nationality who has technology or management skills; (iv) such foreign expert is a representative with foreign nationality, who is a PRC representative officer of a experts association or recruitment agent approved by State Administration of Foreign Experts Affairs; or (v) such foreign expert is employed to perform the work in the fields of economy, technology, engineering, trade, finance, accounting, tax, tourism who possesses specialty as a professional person with foreign nationality in urgent need with technology or management skills. According to SAFEA Circular 139, to apply a Foreign Expert Permit as a foreign expert to perform the work in the field of education, the applicant shall submit the application together with a copy of the employer’s Certificate of Employing Foreign Experts and the agreement entered by such applicant and its employer to the provincial Administration of Foreign Experts Affairs where the employer located, provided that if the employer is the ministry, commission directly under the State Council, the authority directly under the State Council, the public institution or the professional corporation, the applicant shall submit the application to the State Administration of Foreign Experts Affairs. SAFEA Circular 139 also provides that entity shall obtain Certificate of Employing Foreign Experts to employ foreign experts and the application of Certificate of Employing Foreign Experts shall submit to the provincial Administration of Foreign Experts Affairs where the employer located, provided that the non-educational public institution located in Beijing that is directly under the ministry, commission of the State Council, the authority directly under the state council, the application shall submit to the State Administration of Foreign Experts Affairs. According to SAFEA Circular 139, the Administration of Foreign Experts Affairs will carry out annual inspection on the entity that has obtained Certificate of Employing Foreign Experts in January of each year.

In addition, State Administration of Foreign Experts Affairs promulgated an Opinion on Further Regulating the Employment of Foreign Experts in Education and Culture, which provides that, among other things, any entity that dispatches and introduce foreign experts in education and culture to work in China shall obtain Certificate of Employing Foreign Experts; the entity that dispatches the foreign experts, the dispatched foreign expert and the entity that employs the dispatched expert shall enter into an agreement to confirm each party’s obligations and rights related to the employment of such foreign expert, and the entity that dispatches the foreign expert and the entity that employs the foreigner expert shall have the joint liability in the management of such foreign expert. Such Opinion on Further Regulating the Employment of Foreign Experts in Education and Culture also provides that any entity that engages in dispatching foreign expert in education and culture with Certificate of Employing Foreign Experts shall not introduce foreign experts working in the entity that without Certificate of Employing Foreign Experts, the provincial and regional Administration of Foreign Experts Affairs shall cooperate with the public security authorities and their exit-entry administration divisions to investigate and handle the illegal employment of foreign experts under applicable laws.

On February 19, 2016, the State Council promulgated the Decision of the State Council on the Second Installment of the Cancellation of the Administrative Licensing Matters Delegated to Local Governments, which among other things, cancelled Certificate of Employing Foreign Experts, which means that the requirements for the entity to obtain Certificate of Employing Foreign Experts for employing foreign experts from the provincial Administration of Foreign Experts Affairs is cancelled. According to a Q&A in relation to the cancellation of the requirement to obtain Certificate of Employing Foreign Experts in employing foreign experts publicized by the Education, Culture, Heath Experts Department of State Administration of Foreign Experts Affairs on March 31, 2016, the provincial education authorities shall pay close attention to the study the necessity of setting up the requirements for qualification in employing foreign experts in their area, and set up the requirements through the development of local laws and temporary regulations if necessary. As of the date of this annual report, we are not aware of any local laws and temporary regulations was set up regarding the requirements to obtaining Certificate of Employing Foreign Experts for employing foreign experts.

According to the Circular on the Comprehensive Implementation of the Permit System for Foreigners to Work in China promulgated by the State Administration of Foreign Experts Affairs, the Ministry of Human Resources and Social Welfare, the Ministry of Foreign Affairs, and the Ministry of Public Security on March 28, 2017, from April 1, 2017, a foreigner who is approved to work in China will be issued a Permit to Working in China, which supersedes the Employment License or Foreign Expert Permit. The Employment License or Foreign Expert Permit issued before April 1, 2017 remain valid subject to its expiration date. According to the circular, the process of application and approval of the Permit to Working in China will be further simplified and standardized, with new and detailed regulation of the application and approval process of Permit to Working in China to be promulgated shortly. As of the date of this annual report, we are not aware of any new and detailed regulation set up regarding application and approval of the Permit to Working in China.

If the employment of foreigners is not in compliance with the above relevant regulations, the employer may become subject to penalties, fines or an order to terminate such employment and to bear all the expenses and costs arising from the repatriation of such foreigner.

Regulations on Employee Share Incentive Awards Granted by Listed Companies

According to a series of notices concerning individual income tax on earnings from employee share incentive awards, issued by the Ministry of Finance and the SAT, companies that implement employee stock ownership programs shall file the employee stock ownership plans and other relevant documents with the local tax authorities having jurisdiction over such companies before implementing such plans, and shall file share option exercise notices and other relevant documents with local tax authorities before exercise by their employees of any share options, and clarify whether the shares issuable under the employee share options referenced in the notice are shares of publicly listed companies.

According to SAFE Circular 7 issued in 2012, if “domestic individuals” (meaning both PRC residents and non-PRC residents who reside in China for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) participate in any stock incentive plan of an overseas listed company, a qualified PRC domestic agent, which could be the PRC subsidiaries of such overseas listed company, shall, among other things, file, on behalf of such individuals, an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan, and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the stock purchase or stock option exercise. Such PRC individuals’ foreign exchange income received from the sale of stocks and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in China opened and managed by the PRC domestic agent before distribution to such individuals. In addition, such domestic individuals must also retain an overseas entrusted institution to handle matters in connection with the exercise of their stock options and their purchase and sale of stock. The PRC domestic agent also needs to update registration with SAFE within three months after the overseas-listed company materially changes its stock incentive plan or make any new stock incentive plans.

According to SAFE Circular 7, from time to time, we need to make applications or update our registration with SAFE or its local branches on behalf of our employees who are affected by our new share incentive plan or material changes in our current share incentive plan. However, we may not always be able to make applications or update our registration on behalf of our employees who hold our restricted shares or other types of share incentive awards in compliance with SAFE Circular 7, nor can we ensure you that such applications or update of registration will be successful. If we or the participants of our share incentive plan who are PRC citizens fail to comply with SAFE Circular 7, we and/or such participants of our share incentive plan may be subject to fines and legal sanctions, there may be additional restrictions on the ability of such participants to exercise their stock options or remit proceeds gained from sale of their stock into China, and we may be prevented from further granting share incentive awards under our share incentive plan to our employees who are PRC citizens.

M&A Regulations

The MOFCOM, the State Assets Supervision and Administration Commission, the SAT, the SAIC, the CSRC and SAFE jointly adopted the M&A Rules. The M&A Rules establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise where any of the following situations exist: (i) the transaction involves an important industry in China, (ii) the transaction may affect national “economic security,” or (iii) the PRC domestic enterprise has a well-known trademark or historical Chinese trade name in China. Complying with the requirements of the M&A Rules to complete acquisitions of PRC companies by foreign investors could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM, may delay or inhibit the ability to complete such transactions.

Regulations on Cross-border Fund Pool of Multinational Corporations

In September 2015, PBOC promulgated the Notice to Further Facilitate Multinational Corporation Groups to Carry Out Round-way Cross-border RMB Fund Pool Business, or PBOC Circular 279. According to PBOC Circular 279, the term “Multinational Corporation Group” refers to the enterprise consortium consisting of the entities with equity relationship, including a parent company and its subsidiaries, or Parent Company’s Subsidiaries, more than 51% equity interest of which is held by such parent company, the wholly-owned subsidiaries of Parent Company’s Subsidiaries, the subsidiaries more than 20% equity interest of which is held by one or more Parent Company’s Subsidiaries, and the subsidiaries less than 20% equity interest of which is held by one or more Parent Company’s Subsidiaries but the first majority shareholder is the Parent Company’s Subsidiary. Multinational Enterprise Group can arrange the surplus and deficiency of cross-border RMB funds of domestic and foreign members of the Multinational Corporation Group and centralize the cross-border RMB funds between domestic and foreign members based on the needs of its operation and management subject to the requirements of PBOC Circular 279, or Round-way Cross-border RMB Fund Pool Business. The domestic enterprise which carries out the Round-way Cross-border RMB Fund Pool Business shall open a RMB special deposit account for Round-way Cross-border RMB Fund Pool Business. Pengxin, together with our company, four of our wholly owned subsidiaries and one VIE as a Multinational Enterprise Group, started the Round-way Cross-border RMB Fund Pool Business and open a special deposit account for Round-way Cross-border RMB Fund Pool Business in China Construction Bank Shanghai Pudong Branch.

Regulations on Foreign Currency Exchange

Pursuant to applicable PRC regulations on foreign currency exchange, the Renminbi is freely convertible to foreign currencies for current account items only, such as trade-related receipts and payments, interest and dividends. Conversion of Renminbi to foreign exchange for capital account items, such as direct equity investments, loans and repatriation of investments, are subject to the prior approval of SAFE or its local branches or prior registration with banks. Domestic companies or individuals can repatriate payments received from abroad in foreign currencies or deposit those payments abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks. Foreign exchange on the current account and capital account can be either retained or sold to financial institutions that have foreign exchange settlement or sales business based on the need of the enterprise without prior approval from SAFE, subject to certain restrictions.

In utilizing the proceeds we received from our initial public offering and other financing activities, such as the issuance of convertible senior notes and credit facility, as an offshore holding company with PRC subsidiaries, we may (i) make additional capital contributions to our PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries or our Consolidated Affiliated Entities, or (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

•	capital contributions to our subsidiaries in China, whether existing ones or newly established ones, must be filed with the MOFCOM or its local branches and must also be registered with the local bank authorized by SAFE;

•	loans by us to our subsidiaries in China, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with the local branches of SAFE; and

•	loans by us to our Consolidated Affiliated Entities, which are domestic PRC entities, must be registered with the National Development and Reform Commission and must also be registered with SAFE or its local branches.

In addition, SAFE promulgated SAFE Circular 142, which restricts the use of RMB funds converted from foreign exchange. It requires that Renminbi converted from foreign currency-denominated capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the relevant government authority and may not be used to make equity investments China, unless specifically provided otherwise. Moreover, the approved use of such RMB funds may not be changed without approval from SAFE. RMB funds converted from foreign exchange may not be used to repay loans in RMB if the proceeds of such loans have not yet been used. Any violation of SAFE Circular 142 may result in severe penalties, including substantial fines. SAFE promulgated SAFE Circular 19, effective June 2015, to abolish SAFE Circular 142, but the foregoing rules have been retained in SAFE Circular 19. SAFE promulgated SAFE Circular 13, effective June 2015, pursuant to which annual foreign exchange inspection of direct investment is not required anymore and the registration of existing equity is required. SAFE Circular 13 also grants the authority to banks to examine and process foreign exchange registration with respect to both domestic and overseas direct investment. SAFE issued SAFE Circular 16, effective June 9, 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. As SAFE Circular 16 is newly issued and SAFE has not provided detailed guidelines with respect to its interpretation or implementations, it is uncertain how these rules will be interpreted and implemented.

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

Laws of Protection of Personal Information of Citizen

According to the Law on the Protection of Consumer Rights and Interests, business operators must collect and use personal information of consumers in a lawful and proper manner by following the principle that information collection or use is genuinely necessary. They must expressly state the purposes, methods and scope of information collection or use, and obtain the consent of the consumers whose information is to be collected. To collect or use the personal information of consumers, business operators must disclose their information collection or use rules, and may not collect or use information in violation of laws or regulations, or in breach of any agreements between the parties concerned. Business operators and their staff members must strictly keep confidential the personal information of consumers collected, and may not divulge, sell or illegally provide others with such information.

According to the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information of Citizens, if a business operator collects personal information of citizens by purchasing, accepting or exchanging, or collects personal information of citizens in the course of performing their duties and providing services in violation of relevant provisions of the State (including Law on the Protection of Consumer Rights and Interests) and meet one of the following standards, such operator will be considered in breach of criminal law and such operator and its responsible personnel must undertake criminal liabilities: (i) illegal acquisition, sale or provision of more than 50 pieces of track information, communication content, credit information or property information; (ii) illegal acquisition, sale, or provision of more than 500 pieces of accommodation information, communication records, health and physiological information, trading information, and other personal information which may affect the safety of personal and property; (iii) illegal acquisition, sale, or provision of more than 5000 pieces of personal information other than the information mentioned in the preceding (i) and (ii); (iv) the profits generated from using the illegally collected and acquired personal information is more than RMB50,000; and (v) resale the personal information collected during the course of performing their duties and providing service and the amount of resold personal information reaches 50% of the prescribed standard mentioned in (i) or (ii), as applicable.

Law of Network Security

According to the Law of Network Security promulgated in November 7, 2016 and effective on June 1, 2017, in construction or operation of networks or supply of services through networks, technical measures and other necessary measures must be implemented in accordance with laws and regulations as well as the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of the networks, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. Law of Network Security provides that, among other things, the network operators must perform the following obligations:

•	protect networks from disturbance, damage or unauthorized access and prevent network data from being divulged, stolen or tampered with in accordance with the requirements of security graded protection system;

•	comply with the compulsory requirements of relevant national standards and take remedial measures to promptly notify users in accordance with relevant provisions and report the same to relevant competent authorities in a timely manner if they find that their network products or services have security defects, loopholes or other risks;

•	provide security maintenance for their products and services on a continuous basis;

•	comply with relevant laws and administrative regulations on protection of personal information;

•	require users to provide authentic identity information when they enter into agreements with the users or when they confirm the supply of services where the network operators handle the network access or domain name registration services, the access formalities for fixed-line telephone or mobile phone for users, or provide users with the services of information release or instant messaging;

•	formulate emergency response plans for network security incidents and dispose of system loopholes, computer virus, network attack, network intrusion and any other security risks in a timely manner and initiate the emergency response plans, take appropriate remedial measures, and report the same to relevant competent authorities in accordance with relevant provisions in the event of any incidents endangering network security;

•	strengthen the management of the information published by their users; if they find any information that is prohibited from publication or transmission by laws or administrative regulations, they must immediately stop the transmission of such information, take disposal measures such as removal to prevent the spread of such information, keep relevant records, and report the same to relevant competent authorities; and

•	set up complaint and reporting platform for network information security, make public the complaint or reporting methods and other relevant information, accept and handle the complaints and reports on network information security in a timely manner, and cooperate with supervision and inspections conducted by Internet information department and other relevant departments in accordance with the applicable laws and regulations.

Regulations on Dividend Distribution

Under applicable PRC laws and regulations, companies in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, companies in China are required to allocate at least 10% of their accumulated profits each year, if any, to fund statutory reserves of up to 50% of the registered capital of the enterprise. Statutory reserves are not distributable as cash dividends. Each of our subsidiaries, VIEs and VIEs’ subsidiaries in China are required to comply with this statutory reserves funding requirement. Although the statutory surplus reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. In addition, at the end of each fiscal year, each of our affiliated schools in China is required to allocate a certain amount out of its annual net income, if any, to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. For our 39 private schools which have elected to require reasonable returns, this amount shall be no less than 25% of the annual net income of the school, and for the remaining 19 private schools which have elected not to require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school, if any. As a result of these PRC laws and regulations, as of February 28, 2017, we had $28.4 million in statutory surplus reserves and development fund, or 4.2% of total equity that are not distributable as cash dividends. We do not expect that the statutory surplus reserve requirement will materially limit our ability to pay dividends to our shareholders or our plan to expand our business because we are to date only required to set aside an additional $16.7 million to satisfy the maximum requirement of statutory surplus reserves for all of our PRC subsidiaries and our Consolidated Affiliated Entities.

C. Organizational Structure

The following diagram sets out details of our significant subsidiaries and Consolidated Affiliated Entities as of May 31, 2017:

Firstleap USA Inc. (USA)
TAL Education Group (Cayman Islands)
Firstleap Education (Cayman Islands) ("Firstleap")
100%
100%
100%
Yidu Technology Group (Cayman Islands) ("Yidu Cayman")
100%
Firstleap Education (HK) Limited ("Firstleap Hong Kong")
TAL Holding Limited ("TAL Hong Kong")
100%
Yidu Technology Group Limited ("Yidu Hong Kong")
100%
Outside China
Inside China
100%
Beijing Lebai Information Consulting Co., Ltd ("Lebai Information")
100%
Yidu Huida Education Technology (Beijing) Co., Ltd. ("Yidu Huida")
100%
Beijing Yizhen Xuesi Education Technology Co., Ltd ("Yizhen Xuesi")
100%
Beijing Century TAL Education Technology Co., Ltd. ("TAL Beijing")
100%
Beijing Huanqiu Zhikang Shidai Education Consulting Co. Ltd. ("Huanqiu Zhikang")
100%
Beijing Xintang Sichuang Education Technology Co., Ltd ("Beijing Xintang Sichuang")
100%
Zhixuesi Education Consulting (Beijing) Co. Ltd ("Zhixuesi Beijing")
100%
Yidu Xuedi Network Technology (Beijing) Co., Ltd ("Yidu Xuedi Beijing")
Bangxin Zhang (1) 56.5%
Yundong Cao 26%
Yachao Liu (2) 10%
Yunfeng Bai (3) 7.5%
Bangxin Zhang (1) 56.5%
Yundong Cao 26%
Yachao Liu (2) 10%
Yunfeng Bai (3) 7.5%
Bangxin Zhang (1) 75.5%
Yachao Liu (2) 14%
Yunfeng Bai (3) 10.5%
Pengxin TAL Industrial Investment (Shanghai) Co., Ltd ("Pengxin TAL")
100%
100%
100%
Beijing Lebai Education Consulting Co., Ltd. ("Lebai Education")
Beijing Xueersi Education Technology Co., Ltd. ("Xueersi Education")
Beijing Xueersi Network Technology Co., Ltd. ("Xueersi Network")
Xinxin Xiangrong Education Technology (Beijing) Co., Ltd. ("Xinxin Xiangrong")
100%
Sponsorship interest
3 schools
100%
Sponsorship interest
7 schools
100%
10 subsidiaries
100%
100%
Sponsorship interest
31 schools
100%
14 subsidiaries
Sponsorship interest
7 schools
(4)
5 subsidiaries
(4)
Sponsorship interest
Majority percentage (5)
3 schools
Majority percentage (5)
9 subsidiaries
7 schools
Sponsorship interest
100%
2 subsidiaries
100%
1 subsidiary
Majority percentage (2)
100%
25 subsidiaries
100%
5 subsidiaries
Equity interest
Contractual arrangement

Note:

(1)	Mr. Bangxin Zhang is our chairman and chief executive officer. He owned 35.7% of the common shares and 73.5% of the voting power of TAL Education Group as of May 31, 2017.

(2)	Mr. Yachao Liu is our director and chief operating officer. He owned 5.3% of the common shares and 10.9% of the voting power of TAL Education Group as of May 31, 2017.

(3)	Mr. Yunfeng Bai is our president. He owned 2.1% of the common shares and 3.9% of voting power of TAL Education Group as of May 31, 2017.

(4)	Xueersi Education directly or indirectly holds majority ownership and Xueersi Network directly or indirectly holds the remaining minority ownership. We evaluated the sponsorship interest in the schools for consolidation under the asset, lease, variable interest entity and voting interest models. After consideration, we consolidated the schools under the variable interest model.

(5)	We hold majority ownership with the minority ownership held by third parties.

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

TAL Beijing, Xinxin Xiangrong and the shareholders of Xinxin Xiangrong have entered into an equity pledge agreement on August 4, 2015, and Lebai Information, Lebai Education and the sole shareholder of Lebai Education have entered into an equity pledge agreement on October 26, 2015, the terms of which are substantially the same as the agreement summarized above. These agreements are effective on the date of execution and terminate when all the secured rights under the relevant agreements, as the case may be, are completely fulfilled or terminated in accordance thereof. The above pledges of the equity interests in Xueersi Network, and Lebai Education have been registered with the relevant local branch of the SAIC and we are in the process of registering the pledges of the equity interests of Xueersi Education and Xinxin Xiangrong with the relevant local branch of the SAIC due to their recent capital increase.

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

Spousal consent letter. The spouse of each shareholder, who is a natural person, of our VIEs has entered into a spousal consent letter to acknowledge that she is aware of, and consents to, the execution by her spouse of the call option agreement described above. Each such spouse further agrees that she will not take any actions or raise any claims to interfere with performance by her spouse of the obligations under the above mentioned agreements.

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

In addition to the VIE Contractual Arrangements, we have entered into a deed of undertaking on June 24, 2013 and a side letter dated July 29, 2013 with Mr. Bangxin Zhang, our Chairman of the Board of Directors and Chief Executive Officer, or the Deed collectively. Pursuant to the Deed, Mr. Zhang has irrevocably covenanted and undertaken to us that:

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

In the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands legal counsel, the deed of undertaking constitutes the legal, valid and binding obligations of Mr. Bangxin Zhang, which cannot be unilaterally revoked by Mr. Bangxin Zhang, and is enforceable in accordance with its terms under existing Cayman Islands laws.

TAL Beijing, Beijing Dongfangrenli Science & Commerce Co., Ltd., or Beijing Dongfangrenli, and its original shareholders entered into a series of contractual arrangements on December 27, 2011. In August 2015, all of the equity interests of Beijing Dongfangrenli were transferred as part of our consideration in a purchase agreement for a long-term investment. Thus TAL Beijing, Beijing Dongfangrenli and its original shareholders entered into a VIE Termination Agreement in July 2015. TAL Beijing approved to sign the VIE Termination Agreement by a written resolution. The pledges of the equity interests in Beijing Dongfangrenli were deregistered with the relevant local branch of the SAIC in August 2015. As a result, the ownership structure of Beijing Dongfangrenli and TAL Beijing have been legally terminated.

D. Property, Plants and Equipment

Facilities

Our headquarters are located in Beijing, China. As of February 28, 2017, we leased approximately 258,600 square meters in Beijing, consisting of approximately 196,800 square meters of learning center and service center space and approximately 61,800 square meters of office space. As of February 28, 2017, we owned 7,582 square meters of office space in Beijing.

In addition to our learning center and service center space and office space leased in Beijing, as of February 28, 2017, we leased an aggregate of approximately 674,700 square meters of learning center and service center space and an aggregate of approximately 50,500 square meters of office space in 34 other cities throughout China.

For more information concerning the usage of our learning centers and service centers, see “Item 4.B. Information on the Company—Business Overview—Our Network.”

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

Overview

Our extensive network of learning centers and service centers has increased from 289 and 267, respectively, in the fiscal year ended February 28, 2015, to 507 and 401, respectively, in the fiscal year ended February 28, 2017. Our student enrollments increased from approximately 1.5 million in the fiscal year ended February 28, 2015 to over 3.9 million in the fiscal year ended February 28, 2017, representing a CAGR of 62.3%.

We have experienced significant growth in our business in recent years. Our total net revenues increased from $434.0 million in the fiscal year ended February 28, 2015 to $1,043.1 million in the fiscal year ended February 28, 2017, representing a CAGR of 55.0%. Net income attributable to TAL Education Group increased from $67.2 million in the fiscal year ended February 28, 2015 to $116.9 million in the fiscal year ended February 28, 2017, representing a CAGR of 31.9%.

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

In recent years, we have opened new learning centers to further penetrate our existing markets and enter new markets. The number of our learning centers grew from 289 in 19 cities as of February 28, 2015, to 507 in 30 cities as of February 28, 2017. We plan to open additional learning centers in these existing cities and explore opportunities to open learning centers in other targeted geographic markets in China in order to continue to attract new student enrollments.

In addition, in recent years, we have significantly expanded our course offerings to cover new subjects and additional grade levels. In Beijing, we grew from primarily offering tutoring classes in mathematics to becoming a comprehensive after-school tutoring service provider, covering all core subjects in PRC school curricula at each grade level of the K-12 system. We initially offered only small-class tutoring services, and then added personalized premium services in 2007 and began offering online courses through www.xueersi.com in 2010. We also began offering “Dual-Teacher Classroom” courses in certain pilot city in 2015. Our expansion of courses and service offerings allows us to better attract new students with different needs and provides us greater cross-selling opportunities with respect to our existing students.

Our planned expansion may result in substantial demands on our management, operational, technological, financial and other resources. To manage and support our growth, we must improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers and school management personnel as well as other administrative and sales and marketing personnel, particularly as we grow outside of our existing markets. We will continue to implement additional systems and measures and recruit qualified personnel in order to effectively manage and support our growth. If we cannot achieve these improvements, our financial condition and results of operations may be materially adversely affected.

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

Costs and Expenses

Our ability to maintain and increase profitability also depends on our ability to effectively control our costs and expenses. A significant component of our cost of revenues is compensation to our teachers. We offer competitive remunerations to our teachers in order to attract and retain top teaching talent. Fees and performance-linked bonuses to our teachers accounted for approximately 20.8%, 23.6% and 23.4% of our net revenues for the fiscal years ended February 28/29, 2015, 2016 and 2017, respectively. Another important component of our cost of revenues is rental expenses for our learning and service centers, which accounted for approximately 13.9%, 13.6% and 13.3% of our net revenues for the fiscal years ended February 28/29, 2015, 2016 and 2017, respectively. For the fiscal years ended February 28/29, 2015, 2016 and 2017, we incurred share-based compensation expenses representing approximately 4.2%, 4.2% and 3.5%, respectively, of our net revenues, and we expect to continue to incur share-based compensation expenses in the future.

Key Components of Results of Operations

Net Revenues

In the fiscal years ended February 28/29, 2015, 2016 and 2017, we generated total net revenues of $434.0 million, $619.9 million and $1,043.1 million, respectively. We derive substantially all of our revenues from tutoring services, including small-class offerings and personalized premium services. Revenues generated from our online course offerings through www.xueersi.com contributed 3.6%, 4.0% and 4.7% of our total net revenues in the fiscal years ended February 28/29, 2015, 2016 and 2017, respectively.

We generally collect course fees in advance, which we initially record as deferred revenues. We recognize course fees as revenues proportionately as the tutoring courses are delivered. We had deferred revenues in the amounts of $177.6 million, $289.3 million and $518.9 million, as of February 28/29, 2015, 2016 and 2017, respectively.

Cost of Revenues and Operating Expenses

The following table sets forth, for the periods indicated, our cost of revenues and operating expenses, in absolute amounts and as percentages of the total net revenues:

	For the Years Ended February 28/29,
	2015		2016		2017
	$	%	$	%	$	%
	(in thousands of $, except percentages)
Net revenues	$433,970	100.0%	$619,949	100.0%	$1,043,100	100.0%
Total cost of revenues(1)	(203,074)	(46.8)%	(303,635)	(49.0)%	(522,327)	(50.1)%
Operating expenses:
Selling and marketing(2)	(53,882)	(12.4)%	(73,568)	(11.9)%	(126,005)	(12.1)%
General and administrative(3)	(110,230)	(25.4)%	(161,022)	(26.0)%	(263,287)	(25.2)%
Total operating expenses	$(164,112)	(37.8)%	$(234,590)	(37.8)%	$(389,292)	(37.3)%

(1)	Includes share-based compensation expenses of $47.8 thousand, $42.7 thousand and $0.1 million for the fiscal years ended February 28/29, 2015, 2016 and 2017, respectively.

(2)	Includes share-based compensation expenses of $2.1 million, $2.5 million and $3.4 million for the fiscal years ended February 28/29, 2015, 2016 and 2017, respectively.

(3)	Includes share-based compensation expenses of $16.3 million, $23.3 million and $32.6 million for the fiscal years ended February 28/29, 2015, 2016 and 2017, respectively.

Cost of Revenues

Our cost of revenues primarily consists of teaching fees, performance-linked bonuses and other compensations for our teachers and rental cost for our learning centers and service centers, compensation to personnel providing educational service support, and to a lesser extent, depreciation and amortization of long-lived assets used in the provision of educational services, costs of course materials, and other office supplies. We expect our cost of revenues to increase as we further expand our network and operations by opening new learning centers and service centers and hiring additional teachers. The increase in our cost of revenues as a percentage of our total net revenues was primarily due to the increase in miscellaneous costs incurred during the expansion of our business.

Operating Expenses

Our operating expenses consist primarily of selling and marketing expenses and general and administrative expenses.

Our selling and marketing expenses primarily consist of compensation to our personnel involved in sales and marketing expenses relating to our marketing and branding promotion activities, rental and utilities expenses relating to selling and marketing functions and, to a lesser extent, depreciation and amortization of long-lived assets used in our selling and marketing activities. Our selling and marketing expenses as a percentage of net revenues was 12.4%, 11.9% and 12.1% for the fiscal years ended February 28/29, 2015, 2016 and 2017, respectively. Our selling and marketing expenses remained relatively stable as a percentage of net revenues as we increased the number of and salaries for our sales and marketing personnel to support a greater number of program and service offerings while on the other hand controlling our budget and maintaining economies of scale.

Our general and administrative expenses primarily consist of compensation paid to our management and administrative personnel, costs of third-party professional services, rental and utilities expenses relating to office and administrative functions, and, to a lesser extent, depreciation and amortization of long-lived assets used in our administrative activities. Our general and administrative expenses as a percentage of our total net revenues was 25.4%, 26.0% and 25.2% for the fiscal years ended February 28/29, 2015, 2016 and 2017, respectively. We expect that our general and administrative expenses will continue to increase in about amount in the near term as we hire additional personnel and incur additional expenses in connection with the expansion of our business operations, in particular in connection with our online education initiatives and other new programs and service offerings, the enhancement of our internal controls, the establishment of our internal administrative and technological system and our financial and management control and the provisions of share-based compensation to our employees, as well as other expenses associated with our being a publicly traded company.

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

Hong Kong

Each of our Hong Kong subsidiaries are subject to Hong Kong profits tax on its activities conducted in Hong Kong. No provision for Hong Kong profits tax has been made in our consolidated financial statements, as these Hong Kong subsidiaries have no assessable income for the fiscal years ended February 28/29, 2015, 2016 and 2017.

PRC Enterprise Income Tax

Our subsidiaries in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the EIT Law, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies.

Enterprises qualified as “Software Enterprise” are entitled to an income tax exemption for two calendar years, followed by reduced income tax at a rate of 12.5% for three calendar years. If an enterprise qualified as “Software Enterprise” is also entitled to other tax preferential policies in enterprise income tax, such enterprise shall elect only one tax preference among these tax preferential policies. Enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status. Enterprises qualified as “Key Software Enterprise” are entitled to a preferential tax rate of 10%.

The following preferential tax treatments are enjoyed by certain of our subsidiaries and Consolidated Affiliated Entities:

•	Yidu Huida qualified as a Software Enterprise in 2011 and accordingly was entitled to an income tax exemption in 2011 and 2012 followed by reduced income tax at a rate of 12.5% from 2013 through 2015. Yidu Huida was also qualified as a High and New Technology Enterprise from 2015 to 2017 and accordingly was entitled to the 15% preferential tax rate from 2015 to 2017. Yidu Huida was also qualified as a Key Software Enterprise in 2016, which was approved in May 2017 and accordingly was entitled to 10% preferential tax rate in 2016. Yidu Huida elected to adopt the 12.5% preferential tax rate in 2015 and the 10% preferential tax rate in 2016.

•	Beijing Xintang Sichuang was qualified as a Software Enterprise in 2013 and accordingly was entitled to an income tax exemption in 2013 and 2014 followed by reduced income tax at a rate of 12.5% from 2015 through 2017.

•	Xueersi Education was qualified as a “High and New Technology Enterprise” from 2012 to 2016 and accordingly enjoyed the 15% preferential tax rate during the period.

•	TAL Beijing was qualified as a “High and New Technology Enterprise” from 2014 to 2016 and accordingly enjoyed the 15% preferential tax rate during the period;

•	Yinghe Youshi was qualified as a “High and New Technology Enterprise” from 2016 to 2018 and accordingly enjoy the 15% preferential tax rate during the period.

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

PRC Withholding Tax

As a Cayman Islands holding company, we may receive dividends from our PRC operating subsidiaries through TAL Hong Kong. The EIT Law and its implementation rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. According to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion, dividends paid to shareholders residing in Hong Kong are subject to a reduced 5% rate of tax withholding provided the Hong Kong residents’ equity interests in the mainland dividend issuer is above 25%. However, the SAT promulgated SAT Circular 601 in 2009, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under PRC tax treaties and tax arrangements. According to such SAT Circular 601, a beneficial owner generally must engage in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. A conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. Although we may use our Hong Kong subsidiaries as a platform to expand our business in the future, our Hong Kong subsidiaries currently do not engage in any substantive business activities and thus it is possible that our Hong Kong subsidiaries may not be regarded as “beneficial owners” for the purposes of SAT Circular 601 and the dividends they receive from our PRC subsidiaries would be subject to withholding tax at a rate of 10%. In addition, our Hong Kong subsidiaries may be considered PRC resident enterprises for enterprise income tax purposes if the relevant PRC tax authorities determine that our Hong Kong subsidiaries’ “de facto management bodies” are within China, in which case dividends received by them from our PRC subsidiaries would be exempt from PRC withholding tax because such income is exempted under the EIT Law for a PRC resident enterprise recipient. As there remain uncertainties regarding the interpretation and implementation of the EIT Law and its implementation rules, it is uncertain whether, if we are deemed a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders would be subject to any PRC withholding tax. For a detailed discussion of PRC tax issues related to resident enterprise status, see “Item 3.D.—Key Information—Risk Factors—Risks Related to Doing Business in China—Under the EIT Law, we may be classified as a PRC “resident enterprise.” Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

PRC Business Tax and Value-Added Tax (VAT)

Details of the pilot VAT reform program was set out in two circulars jointly issued by the Ministry of Finance and the SAT. The VAT reform program change the charge of sales tax from business tax to VAT for certain pilot industries, and was initially applied only to certain pilot industries in Shanghai. The VAT reform program started to apply nationwide in 2013, was extended to cover additional industry sectors such as construction, real estate, finance and consumer services in May 2016.

With respect to all of our PRC entities for the period immediately prior to the implementation of the VAT reform program, revenues from our services are subject to a 5% or 3% PRC business tax. After implementation of the VAT reform program, revenues from our services are mainly subject to a 6% or 3% PRC VAT.

Urban Maintenance and Construction Tax and Education Surcharge

Any foreign-invested or purely domestic entity or individual that is subject to consumption tax, VAT and business tax is also required to pay PRC urban maintenance and construction tax. The rates of urban maintenance and construction tax are 7% for taxpayers located in urban area, 5% for taxpayers located in county town and 1% for taxpayers located in neither urban area nor country town, of the amount of consumption tax and VAT. All entities and individuals who pay consumption tax, VAT and business tax are also required to pay education surcharge at a rate of 3%, except for entities paying additional charges for rural education under the Notice of the State Council on Raising Funds for Running Schools in Rural Areas (Circulate 174 [1984] of the State Council) or the entities whose monthly sales or turnover of the current monthly tax is not more than RMB100,000 (quarterly sales or turnover of less than RMB300,000). All entities and individuals who pay consumption tax, VAT and business tax are also required to pay local education surcharges at a rate of 2% of the amount of VAT, business tax and consumption tax actually paid.

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

Consolidation of our VIEs

We, through TAL Beijing and Lebai Information, our wholly owned foreign enterprise, have executed the VIE Contractual Arrangements. See “Item 4.C.—Information on the Company—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities.” The VIE Contractual Arrangements do not provide TAL Beijing or Lebai Information with an equity interest, in legal form, in the respective VIEs, however. As we hold no legal form of equity ownership in the VIEs, we applied the variable interest entity consolidation model as set forth in Accounting Standards Codification 810, Consolidation (ASC 810) instead of the voting interest model of consolidation.

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

Revenue recognition

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured. Revenue is reported net of business tax, VAT and related surcharges.

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

Generally, for Xueersi Peiyou small class courses consisting of more than seven classes per course, we offer refunds for any remaining classes to students who decide to withdraw from a course, provided the course is less than two-thirds completed at the time of withdrawal. The refund is equal to and limited to the amount related to the undelivered classes. After two-thirds of a Xueersi Peiyou small class course is delivered, no refund will be provided. For Xueersi Peiyou small class courses with less than seven classes, no refund will be provided after the commencement of the courses. In a few cities, we offer proportional refunds for all the undelivered classes regardless of the length of the courses.

For most type of Mobby courses, we offer refunds of 60% of courses fees received to students that withdraw from a course, provided the course is less than one-third completed at the time of withdrawal. After one-third of the course is completed, no refund will be provided. Some of Mobby courses provide proportional refunds for all undelivered classes no matter when a refund is requested. For Firstleap, we offer refunds of 50% of courses fees received to students that withdraw from a course, provided the course is less than one-third completed at the time of withdrawal. After one-third of the course is completed but less than half of the courses completed at the time of withdrawal, one-third of the courses fees could be refunded. After half of the course is completed, no refund will be provided. For personalized premium services, a student can withdraw at any time and receive a refund equal to and limited to the amount related to the undelivered classes. The refund is recorded as a reduction of the related deferred revenue and has no impact on the recognized revenue. Historically, we have not experienced material refunds on the recognized revenue, and as such, no accrual for estimated refunds is deemed necessary.

We send out coupons to attract both existing and prospective students to enroll in our courses. The coupon has fixed dollar amounts and can only be used against future courses. The coupon is accounted for as a reduction of revenue when the relevant revenue is recognized in the consolidated statements of operations.

We have a sales incentive plan effective from September 1, 2013 for after-school one-on-one tutoring services. Under the sales incentive plan, students can get certain number of free classes in the future based on the amounts of tuition fees they deposit and consume. The sales incentive plan was terminated on July 1, 2016. The tuition fees deposited by students through that date can still be applied to the sales incentive plan until completely consumed. Revenue is recognized proportionately as the tutoring sessions are delivered by applying the related discount rates based on the deposited amounts. If there are any changes in the discount rates due to additional tuition fee payment or tuition fee refund, changes in revenue are recognized using a cumulative catch-up method.

Students enroll for online courses through www.xueersi.com by the use of prepaid study cards or payment to our online accounts. The proceeds collected are initially recorded as deferred revenue. For live class, revenues are recognized proportionately as the tutoring sessions are delivered. For pre-recorded course content, revenues are recognized on a straight line basis over the subscription period from the date in which the students activate the courses to the date in which the subscribed courses end. Refunds are provided to the students who decide to withdraw from the subscribed courses within the course offer period and a proportional refund is based on the percentage of untaken courses to the total courses offered. Historically, we have not experienced material refunds on the recognized revenue, and as such, no accrual for estimated refunds is deemed necessary.

We provide online advertising services and sell educational materials. We also provide consulting service and test preparation courses related to overseas studying. Revenue is recognized after a contract is signed, the price is fixed or determinable, services and products are delivered and collection of the receivables is reasonably assured.

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

Available-for-sale investments

For investments in investees’ preferred shares which are determined to be debt securities, we account for them as available-for-sale investments when they are not classified as either trading or held-to-maturity investments. Available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income as a component of shareholders’ equity. Realized gains and losses and provision for decline in value judged to be other than temporary, if any, are recognized in the consolidated statements of operations.

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

We account for income taxes using the asset and liability approach. Under this method, deferred tax assets and liability are recognized based on the differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net of operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws and regulations applicable to the Group as enacted by the relevant tax authorities.

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

Uncertainties exist with respect to how the EIT Law applies to our overall operations, and more specifically, with regard to our tax residency status. The EIT Law includes a provision specifying that legal entities organized outside China will be considered residents for PRC income tax purposes if their “de facto management bodies” are within China. The Implementation Rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside China should be treated as residents under the EIT Law. In addition, we are not aware of any offshore holding companies with a similar corporate structure as our company’s ever having been deemed to be PRC “resident enterprises” by the PRC tax authorities. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities, there are uncertainties and risks associated with this issue. See “Item 3.D.—Key Information—Risk Factors—Risks Related to Doing Business in China—Under the EIT Law, we may be classified as a PRC “resident enterprise.” Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

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

For share options, we use the Black-Scholes option-pricing model to determine the estimated fair value. The volatility assumption was estimated based on historical volatility of the Company’s share price applying the guidance provided by ASC 718.

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

	For the Years Ended February 28/29,
	2015		2016		2017
	$	%	$	%	$	%
	(in thousands of $, except percentages)
Net revenues	$433,970	100.0%	$619,949	100.0%	$1,043,100	100.0%
Cost of revenues(1)	(203,074)	(46.8)	(303,635)	(49.0)	(522,327)	(50.1)
Gross profit	230,896	53.2	316,314	51.0	520,773	49.9
Operating expenses
Selling and marketing(2)	(53,882)	(12.4)	(73,568)	(11.9)	(126,005)	(12.1)
General and administrative(3)	(110,230)	(25.4)	(161,022)	(26.0)	(263,287)	(25.2)
Total operating expenses	(164,112)	(37.8)	(234,590)	(37.8)	(389,292)	(37.3)
Government subsidies	464	0.1	3,327	0.5	3,114	0.3
Income from operations	67,248	15.5	85,051	13.7	134,595	12.9
Interest income	16,614	3.8	17,733	2.9	18,133	1.8
Interest expense	(5,811)	(1.3)	(7,499)	(1.2)	(13,145)	(1.3)
Other (expenses)/income	(2,010)	(0.5)	(2,522)	(0.4)	23,073	2.2
Impairment loss on long-term investments	—	—	(7,504)	(1.2)	(8,075)	(0.8)
Gain from disposal of components	—	—	50,377	8.1	—	—
Gain on fair value change of long-term investments	1,202	0.3	1,266	0.2	—	—
Income before provision for income tax and loss from equity method investments	77,243	17.8	136,902	22.1	154,581	14.8
Provision for income tax	(9,369)	(2.1)	(33,483)	(5.4)	(34,066)	(3.2)
Loss from equity method investments	(730)	(0.2)	(663)	(0.1)	(8,025)	(0.8)
Net income	67,144	15.5	102,756	16.6	112,490	10.8
Net loss attributable to noncontrolling interest	13	0.0	122	0.0	4,390	0.4
Net income attributable to TAL Education Group	$67,157	15.5%	$102,878	16.6%	$116,880	11.2%

(1)	Includes share-based compensation expenses of $47.8 thousand, $42.7 thousand and $0.1 million for the fiscal years ended February 28/29, 2015, 2016 and 2017, respectively.

(2)	Includes share-based compensation expenses of $2.1 million, $2.5 million and $3.4 million for the fiscal years ended February 28/29, 2015, 2016 and 2017, respectively.

(3)	Includes share-based compensation expenses of $16.3 million, $23.3 million and $32.6 million for the fiscal years ended February 28/29, 2015, 2016 and 2017, respectively.

Fiscal Year Ended February 28, 2017 Compared to Fiscal Year Ended February 29, 2016

Net Revenues

Our total net revenues increased by 68.3% to $1,043.1 million for the fiscal year ended February 28, 2017 from $619.9 million for the fiscal year ended February 29, 2016. The increase was mainly driven by an increase in total student enrollments. Total student enrollments increased by 70.3% to over 3.9 million as of February 28, 2017 from over 2.3 million as of February 29, 2016. The increase in total student enrollments resulted primarily from increases of enrollments in the small class offerings and online courses.

Cost of Revenues

Our cost of revenues increased by 72.0% to $522.3 million for the fiscal year ended February 28, 2017 from $303.6 million for the fiscal year ended February 29, 2016. This increase was largely due to the increase in teacher fees and performance-linked bonuses to $243.8 million for the fiscal year ended February 28, 2017 from $146.1 million for the fiscal year ended February 29, 2016, primarily because the number of our full-time teachers increased to 11,084 for the fiscal year ended February 28, 2017 from 6,594 for the fiscal year ended February 29, 2016. The number of contract teachers also increased from 1,794 to 3,084 during the same period. Staff costs, which primarily consist of salaries, benefits and performance-linked bonuses for personnel providing educational service support and base salaries and other compensation for full-time teachers, increased to $57.8 million for the fiscal year ended February 28, 2017 from $34.0 million for the fiscal year ended February 29, 2016. This increase was mainly due to an increase in the number of our staff to expand our network and operations by opening new learning centers and service centers and an increase in the average salaries of our existing personnel who provide educational service support. Rental costs for our facilities increased to $138.9 million for the fiscal year ended February 28, 2017 from $84.4 million for the fiscal year ended February 29, 2016, primarily due to the increase in the leased space of learning centers and service centers from approximately 491,000 square meters as of February 29, 2016 to approximately 871,500 square meters as of February 28, 2017. To a lesser extent, the increase in our cost of revenues was due to increases in the costs of course material and teaching appliance, which was primarily a result of the expansion of our learning centers and the continuous improvement in teaching quality. Cost of revenues for the fiscal year ended February 28, 2017 included $0.1 million in share-based compensation expenses, as compared to $42.7 thousand for the fiscal year ended February 29, 2016.

Gross Profit

As a result of the foregoing, our gross profit increased by 64.6% to $520.8 million for the fiscal year ended February 28, 2017 from $316.3 million for the fiscal year ended February 29, 2016. Our gross profit margin decreased to 49.9% for the fiscal year ended February 28, 2017 from 51.0% for the fiscal year ended February 29, 2016. Our gross profit margin decreased in the fiscal year ended February 28, 2017 as costs incurred in the expansion of our business and our physical network of learning centers and service centers increased faster than our revenues.

Operating Expenses

Our operating expenses increased by 65.9% to $389.3 million for the fiscal year ended February 28, 2017 from $234.6 million for the fiscal year ended February 29, 2016. This increase primarily resulted from increases in both our selling and marketing expenses and general and administrative expenses.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 71.3% to $126.0 million for the fiscal year ended February 28, 2017 from $73.6 million for the fiscal year ended February 29, 2016. This increase was primarily due to an increase in salaries and benefits for our selling and marketing personnel to $78.9 million for the fiscal year ended February 28, 2017 from $47.2 million for the fiscal year ended February 29, 2016. We increased the number of our sales and marketing personnel and also increased salaries for many of our existing sales and marketing personnel during the fiscal year ended February 28, 2017 to support a greater number of program and service offerings and larger learning center network. Selling and marketing expenses for the fiscal year ended February 28, 2017 also included $3.4 million in share-based compensation expenses, as compared to $2.5 million for the fiscal year ended February 29, 2016.

General and Administrative Expenses. Our general and administrative expenses increased by 63.5% to $263.3 million for the fiscal year ended February 28, 2017 from $161.0 million for the fiscal year ended February 29, 2016. This increase was primarily due to an increase in compensation for our general and administrative personnel to $129.1 million for the fiscal year ended February 28, 2017 from $78.7 million for the fiscal year ended February 29, 2016. This increase was primarily due to an increase in the number of general and administrative staff and average salaries and benefits provided to them, in particular personnel supporting our online education initiatives and other new programs and service offerings, an increase in the headcount of our full-time teachers who are also engaged in content development and teacher training in addition to their class hour commitments, as well as the expansion of our office spaces as we increased the scale of our business. General and administrative expenses for the fiscal year ended February 28, 2017 included $32.6 million in share-based compensation expenses, as compared to $23.3 million for the fiscal year ended February 29, 2016.

Interest Income

We had interest income of $18.1 million for the fiscal year ended February 28, 2017, compared to $17.7 million for the fiscal year ended February 29, 2016. Our interest income in both fiscal years consisted primarily of interest earned from our cash and cash equivalents, term deposits and short-term investments.

Government Subsidies

We received government subsidies related to government sponsored projects and recorded such government subsidies as a liability when such government subsidies were received and recorded it as other operating income when there was no further performance obligation. We received government subsidies of $3.1 million for the fiscal year ended February 28, 2017, compared to $3.3 million for the fiscal year ended February 29, 2016. We recorded $3.3 million and $3.1 million government subsidies as other operating income for the fiscal years ended February 29/28, 2016 and 2017, respectively.

Other (expenses)/income

We recorded other income of $23.1 million for the fiscal year ended February 28, 2017, compared to other expenses of $2.5 million for the fiscal year ended February 29, 2016. Other income in the fiscal year 2017 was mainly due to a gain from remeasuring the fair value of the previously held equity interest in an acquiree at its acquisition date fair value during a business combination achieved in stages.

Impairment loss on long-term investments

We incurred $8.1 million of impairment loss on long-term investments in fiscal year 2017, because there were other-than-temporary declines in the value of long-term investments in several investees, primarily due to significant deteriorations in their operations, earnings performance and abilities to continue as a going concern.

Gain from disposal of components

Gain from disposal of components was nil for the fiscal year 2017, compared to a gain of $50.4 million in the fiscal year 2016, which was mainly derived from a transaction in which the Company transferred its one-on-one business component in Guangzhou in exchange for noncontrolling equity interest in a third party.

Provision for Income Tax

We had $34.1 million of provision for income tax in fiscal year 2017, compared to $33.5 million in fiscal year 2016. The increase was mainly due to increase in income before provision for income tax and loss from equity method investments, partially offset by the effects of the 10% preferential income tax rate applicable to Yidu Huida, which qualified as a Key Software Enterprise in 2016.

Net Income

As a result of the foregoing, our net income increased by 9.5% to $112.5 million for the fiscal year ended February 28, 2017 from $102.8 million for the fiscal year ended February 29, 2016.

Fiscal Year Ended February 29, 2016 Compared to Fiscal Year Ended February 28, 2015

Net Revenues

Our total net revenues increased by 42.9% to $619.9 million for the fiscal year ended February 29, 2016 from $434.0 million for the fiscal year ended February 28, 2015. The increase was mainly driven by an increase in total student enrollments. Total student enrollments increased by 54.6% to over 2.3 million as of February 29, 2016 from approximately 1.5 million as of February 28, 2015. The increase in total student enrollments resulted primarily from an increase in enrollments in our small-class offerings and online courses.

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

Other (Expenses)/income

We incurred other expenses of $2.5 million for the fiscal year ended February 29, 2016, compared to $2.0 million for the fiscal year ended February 28, 2015. The increase was mainly due to an increase in exchange losses arising from the more significant depreciation of Renminbi against U.S. dollar in fiscal year 2016, partially offset by a gain from transfer of a nonfinancial asset and a gain on re-measurement of fair value of a noncontrolling equity investment in connection with a business acquisition. As we had been holding a significant portion of our cash balance denominated in RMB and reported in US dollars, until the majority of the cash balance in RMB were converted into U.S. dollar in the fourth quarter of fiscal year 2016, we had been benefiting from exchange gains in times of relative strength of the Renminbi and incurring exchange losses in times of relative strength of the U.S. dollar.

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

Inflation

According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index in China for February 2015, 2016 and 2017 were increases of 1.4%, 2.3% and 0.8% respectively. Inflation has had some impact on our operations in recent years, in the form of higher salaries for our teachers and other staff and higher rental payments for certain of the office space and service center and learning center space we lease. We can provide no assurance that we will not continue to be affected in the future by higher rates of inflation in China, or that we will be able to adjust our tuition rates to mitigate the impact of inflation on our results of operations.

Recent Accounting Pronouncements

A list of recent accounting pronouncements that are relevant to us is included in note 2 to our consolidated financial statements, which are included in this annual report.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

In recent years, we have financed our operations and the expansion of our business primarily through cash flows from operations, proceeds from our initial public offering in October 2010, our offering of convertible senior note in May 2014 and a new loan facility we entered into on June 30, 2016. As of February 28, 2017, we had $470.2 million in cash and cash equivalents, $229.5 million in short-term investments and $225.0 million long-term debt. Our cash and cash equivalents consist of cash on hand and bank deposits that are placed with banks and other financial institutions and which are either unrestricted as to withdrawal or use, or have remaining maturities of three months or less when purchased. The short-term investments primarily consist of wealth management produces with variable interest rates with original maturity of less than one year and more than three months.

The following table sets forth a summary of our cash and cash equivalents and short-term investments inside and outside China as of February 28, 2017.

	Cash and cash equivalents in RMB	Cash and cash equivalents in other currencies	Total cash and cash equivalents	Short-term investments in RMB	Short-term investments in other currencies	Total short-term investments
	(in thousands)
Entities outside China	208	157,955	158,163	—	57,753	57,753
VIEs in China	128,073	933	129,006	28,981	—	28,981
Non-VIEs in China	181,644	1,404	183,048	142,722	—	142,722
Entities inside China	309,717	2,337	312,054	171,703	—	171,703
Total	309,925	160,292	470,217	171,703	57,753	229,456

Although we consolidate the results of our VIEs, our access to our Consolidated Affiliated Entities is only through the VIE Contractual Arrangements. See “Item 4.C.—Information on the Company—Organizational Structure—VIE Contractual Arrangements.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs to support our organic growth, including our cash needs for working capital and capital expenditures, for at least the next 12 months. However, we may need additional cash resources in the future if we experience changed business conditions or other developments or if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that our cash requirements exceed our cash and cash equivalents on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity securities could cause dilution to our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. In addition, there can be no assurance that when we need additional cash resources, financing will be available to us on commercially acceptable terms and amount, or at all.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Years Ended February 28/29,
	2015	2016	2017
	(in thousands of $)
Net cash provided by operating activities	$147,578	$187,718	$359,557
Net cash used in investing activities	(145,785)	(215,352)	(518,265)
Net cash provided by financing activities	201,838	646	198,297
Effect of foreign exchange rate changes	(3,405)	(9,127)	(3,414)
Net increase / (decrease) in cash and cash equivalents	200,226	(36,115)	36,175
Cash and cash equivalents at the beginning of the period	269,931	470,157	434,042
Cash and cash equivalents at end of the period	$470,157	$434,042	$470,217

Operating Activities

Net cash provided by operating activities amounted to $359.6 million in the fiscal year ended February 28, 2017, as compared to $187.7 million in the fiscal year ended February 29, 2016. Net cash provided by operating activities in the fiscal year ended February 28, 2017 reflected net income of $112.5 million, adjusted by certain non-cash expenses and gain, mainly including share-based compensation expenses of $36.1 million, depreciation of property and equipment of $28.9 million, impairment loss on long-term investments of $8.1 million, loss from equity method investments of $8.0 million and a gain from remeasuring fair value of previously held equity interest upon business acquisition of $25.2 million. Additional major factors affecting operating cash flow in the fiscal year ended February 28, 2017 mainly included an increase in deferred revenues of $193.2 million due to the increased amount of course fees received during the period.

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

Investing Activities

Net cash used in investing activities amounted to $518.3 million in the fiscal year ended February 28, 2017, as compared to $215.4 million in the fiscal year ended February 29, 2016. Net cash used in investing activities in the fiscal year ended February 28, 2017 primarily related to purchase of short-term investments of $314.0 million, loans to third parties payments of $99.1 million, purchase of property and equipment of $71.1 million, payments for long-term investments of $65.3 million, prepayment for investments of $58.8 million, and payments of $27.2 million for business acquisitions, partially offset by proceeds from maturity of short-term investment of $109.5 million.

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

Financing Activities

Net cash provided by financing activities amounted to $198.3 million in the fiscal year ended February 28, 2017, as compared to $0.6 million in the fiscal year ended February 29, 2016. Net cash provided by financing activities in the fiscal year ended February 28, 2017 was attributable to the proceeds of $238.0 million from long-term debt, net of issuance costs, and partially offset by the repayment of long-term debt of $25.0 million.

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

Holding Company Structure

Overview

We are a holding company with no material operations of our own. Aside from our personalized premium tutoring services in Beijing conducted by our PRC subsidiaries, Huanqiu Zhikang and Zhixuesi Beijing, and a small portion of business conducted by Pengxin and/or its subsidiaries and schools, substantially all of our education business in China is conducted through the VIE Contractual Arrangements. See “Item 4.C.—Information on the Company—Organizational Structure—VIE Contractual Arrangements.” In the fiscal years ended February 28/29, 2015, 2016 and 2017, our Consolidated Affiliated Entities contributed 90.6%, 93.2% and 93.8%, respectively, of our total net revenues.

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

Dividend Distributions

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends upon dividends and other distributions paid to us by our PRC subsidiaries. The amount of dividends paid by our PRC subsidiaries to us primarily depends on the service fees paid to our PRC subsidiaries from our Consolidated Affiliated Entities, and, to a lesser degree, our PRC subsidiaries’ retained earnings. In the fiscal years ended February 28/29, 2015, 2016 and 2017, TAL Beijing, Lebai Information and their designated PRC subsidiaries collectively charged $97.6 million, $151.9 million and $269.1 million in service fees, respectively, to our Consolidated Affiliated Entities. The Consolidated Affiliated Entities collectively paid $99.5 million, $152.7 million and $238.0 million in service fees to TAL Beijing, Lebai Information and its designated PRC subsidiaries in the fiscal years ended February 28/29, 2015, 2016 and 2017, respectively. As of fiscal year end February 28/29, 2015, 2016 and 2017, the balance of the amount payable for the fees was $18.7 million, $17.9 million and $49.0 million, respectively.

Under PRC law, each of our PRC subsidiaries and Consolidated Affiliated Entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital and to further set aside a portion of its after-tax profit to fund the reserve fund at the discretion of our board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. In addition, at the end of each fiscal year, each of the private schools our company owns in China is required to allocate a certain amount out of its annual net income, if any, to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. For our 39 private schools which have elected to require reasonable returns, this amount shall be no less than 25% of the annual net income of the school, and for the remaining 19 private schools which have elected not to require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school, if any. Our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

Pursuant to the VIE Contractual Arrangements, the earnings and cash of each of our VIEs (including dividends received from their respective subsidiaries and schools) are used to pay service fees in RMB to TAL Beijing or Lebai Information or its designated affiliates, as applicable, in the manner and amount set forth in the VIE Contractual Arrangements. After paying the applicable withholding taxes, making appropriations for its statutory reserve requirement and retaining any profits from accumulated profits, the remaining net profits of TAL Beijing and its designated affiliates would be available for distribution to TAL Hong Kong, and the remaining net profits of Lebai Information and its designated affiliates would be available for distribution to Firstleap Education (HK) Limited then to Firstleap Education, and from TAL Hong Kong and Firstleap Education to our company. See “Item 3.D.—Key Information—Risk Factors—Risks Related to Doing Business in China—Dividends we receive from our operating subsidiaries located in China may be subject to PRC withholding tax.” and “Item 5.A.—Operating Results—Taxation—PRC” for detailed discussions on withholding taxes; and see “Item 4.B.—Business Overview—PRC Regulation—Regulations on Dividend Distribution” for a detailed discussion on statutory reserve requirement. As of February 28, 2017, the net assets of our PRC subsidiaries and Consolidated Affiliated Entities which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate $82.0 million, and the net assets of our PRC subsidiaries and Consolidated Affiliated Entities which were unrestricted and thus available for distribution was in aggregate $556.2 million.

We do not believe that these restrictions on the distribution of our net assets will have a significant impact on our ability to timely meet our financial obligations in the future. See “Item 3.D. —Risk Factors—Risks Related to Doing Business in China—We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could limit our ability to pay dividends to holders of our ADSs and common shares” for more information.

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

Capital Expenditures

For the fiscal years 2015 to 2017, our primary capital expenditures were mainly related to leasehold improvements and purchase of servers, computers, network equipment, and software systems. Our capital expenditures were $30.7 million, $35.1 million and $71.1 million for the fiscal years ended February 28/29, 2015, 2016 and 2017, respectively, representing 7.1%, 5.7% and 6.8% of our total net revenues for such years, respectively. See “Item 4.D.—Information on the Company—Property, Plants and Equipment” for more information.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended February 28, 2017 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of February 28, 2017:

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousand $)
Operating lease obligations(1)	$874,278	$171,533	$315,843	$220,124	$166,778
Purchase of property and equipment obligations	38,261	38,261	—	—	—
Acquisitions and investments obligations(2)	25,705	25,705	—	—	—
Other commitment(3)	37,014	15,445	21,569	—	—
Total	$975,258	$250,944	$337,412	$220,124	$166,778

Notes:

(1)	Represents our non-cancelable leases for our offices, learning centers and service centers.

(2)	Represents obligations in connection with several investments and acquisitions as of February 28, 2017.

(3)	Represents interests to be paid for convertible bond issued in May 2014 and credit facilities entered in June 2016.

G.	Safe Harbor

See “Forward Looking Statements” on page 2 of this annual report.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Bangxin Zhang	36	Chairman of the Board of Directors and Chief Executive Officer
Yachao Liu	35	Director and Chief Operating Officer
Jane Jie Sun	48	Independent Director
Kaifu Zhang	32	Independent Director
Weiru Chen	46	Independent Director
Yunfeng Bai	35	President
Rong Luo	35	Chief Financial Officer
Yan Huang	33	Chief Technology Officer

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

Yachao Liu has served as our director since October 2016 and our chief operating officer since June 2017. Prior to that, Dr. Liu had been our senior vice president from April 2011 to September 2016 and in charge of our Kaoyan business and certain new businesses from February 2015 to September 2016. Dr. Liu was in charge of our strategic investments from November 2014 to January 2015. From February 2013 to October 2014, Dr. Liu was in charge of our online course offerings. From May 2012 to January 2013, Dr. Liu was in charge of our enterprise planning division and information management center in addition to our online course offerings. From April 2011 to April 2012, Dr. Liu was in charge of our teaching and research division, teachers’ training school, information management center and network operation center. From January 2008 to April 2011, Dr. Liu was our vice president and was in charge of our online course offerings. From September 2005 to January 2008, Dr. Liu was director of our middle school division. Dr. Liu received his bachelor’s degree in Mechanics from Peking University in 2003 and Ph.D. from the Institute of Mechanics of the Chinese Academy of Science in 2008.

Jane Jie Sun has served as our independent director since October 2010. Ms. Sun has extensive experience in SEC reporting, finance and accounting. She has been the chief executive officer of Ctrip.com International, Ltd. (Ctrip), a NASDAQ-listed company, since November 2016. She has also served as co-president of Ctrip from March 2015 to November 2016, as chief operating officer of Ctrip from May 2012 to Mach 2015, and as chief financial officer of Ctrip from December 2005 to April 2012. Prior to joining Ctrip, Ms. Sun served as the head of the SEC and External Reporting Division of Applied Materials, Inc., where she worked from 1997 to 2005. Prior to joining Applied Materials, Inc., Ms. Sun worked with KPMG LLP in Silicon Valley, California for five years. Ms. Sun is a member of the American Institute of Certified Public Accountants and a member of the State of California Certified Public Accountants. Ms. Sun received her bachelor’s degree from the Business School of the University of Florida with High Honors. She also attended the undergraduate program at Beijing University Law School from 1987 to 1989.

Kaifu Zhang has served as our director since October 2016. Dr. Zhang is assistant professor of Marketing and the Xerox Junior Chair at the Tepper School of Business, Carnegie Mellon University (CMU). Prior to joining CMU, he was assistant professor at Cheung Kong Graduate Schools of Business in China. His research interests include the economics of multi-sided markets, business model design for on-line platforms, and the use of big data and machine learning in econometrics. He has consulted for and offered executive training at a number of tech firms in Europe, US and China. He holds a Ph.D. in Management from INSEAD (France) and a BE in Computer Science from Tsinghua University.

Weiru Chen has served as our independent director since June 2015. Mr. Chen has been associate professor of strategy at China Europe International Business School (CEIBS) since July 2011. Prior to joining CEIBS, he served as assistant professor of strategy at INSEAD Business School from 2003 to 2011. Mr. Chen’s research is centered on firms’ technological search behaviors, strategic dynamics, and across-boarder business model transfer. Mr. Chen received a Ph.D. in Management from Purdue University in 2003.

Yunfeng Bai has served as our president since October 2016, prior to which he had been our senior vice president from April 2011 to September 2016. Mr. Bai was in charge of certain new business from February 2016 to October 2016 and was in charge of our Xueersi Peiyou business from May 2011 to December 2016. From June 2008 to April 2011, Mr. Bai served oversaw our personalized premium services. Mr. Bai founded our high school division in 2005 and was the director of our Beijing operations from June 2006 through May 2008. Mr. Bai received his bachelor’s degree in Engineering Automation from Beijing University of Aeronautics and Astronautics in 2003, attended the CEO class of Guanghua Management School of Peking University between 2008 and 2009 and graduated from the EMBA program of China Europe International Business School in 2012.

Rong Luo has served as our chief financial officer since November 2014 and has been in charge of our international education business since December 2016. Mr Luo was in charge of strategic investments from February 2015 to December 2016. Mr. Luo has served as an independent director of the Jiangsu Phoenix Pressing Media Co., Ltd, a leading PRC media group listed on Shanghai Stock Exchange since March 2016. Prior to joining us, Mr. Luo was the chief financial officer of eLong Inc from 2013 to 2014. Before that, Mr. Luo was finance senior manager (China) for the Lenovo Group. Prior to Lenovo, Mr. Luo held a number of positions in Beijing and Seattle in the finance function of the Microsoft Corporation, including analyst, manager and senior manager. Mr. Luo holds a double major bachelor’s degree in economics and information management & systems from Peking University, a master’s degree in management science and engineering from Tsinghua University.

Yan Huang has served as our chief technology officer since October 2016, and is now responsible for company level new product incubation and technical system management. Mr. Huang joined us in April 2015 and had served as general manager of new product department and assistant vice president. Prior to his role with us, Mr. Huang had served as chief architect with Baidu, director with Tencent Research, as well as co-founder and software architect of PPLive (now known as PPTV). Mr. Huang received his bachelor’s degree and master’s degree from University of Science and Technology of China.

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

For the fiscal year ended February 28, 2017, the aggregate cash compensation we paid to our executive officers as a group was approximately $1.7 million. We do not pay our non-executive directors in cash for their services on our board. For the fiscal year ended February 28, 2017, we granted 5,000 non-vested restricted Class A common shares to our executive officers and non-executive directors. For the fiscal year ended February 28, 2017, we recognized a total share-based compensation expense of $4.1 million for our executive officers and non-executive directors. See “Item 6.B.—Directors, Senior Management and Employees—Compensation—Share Incentive Plan.”

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

As of May 31, 2017, 13,239,130 non-vested restricted Class A common shares and 1,321,896 share options to purchase 1,321,896 Class A common shares under our share incentive plan previously granted to our employees, directors and consultants are outstanding. The following table summarizes, as of May 31, 2017, the share options and non-vested restricted shares granted and outstanding under our share incentive plan to our directors and executive officers and to other individuals as a group.

Name	Number of Class A Common Shares Underlying Share Options and Class A Restricted Shares		Exercise Price ($/share)	Date of Grant	Date of Expiration
Yachao Liu	*	(1)	—	July 26 2010/October 25, 2013/March 1, 2014	10 years from the date of the grant
Jane Jie Sun	*	(1)	—	April 8, 2011/ June 13, 2011/ October 26, 2014	10 years from the date of the grant
Kaifu Zhang	*	(1)	—	January 26, 2017	10 years from the date of the grant
Weiru Chen	*	(1)	—	July 26, 2015	10 years from the date of the grant
Yunfeng Bai	*	(1)	—	July 26, 2010/October 25, 2013/March 1, 2014	10 years from the date of the grant
Rong Luo	*	(1)	—	October 26, 2014/April 26, 2015	10 years from the date of the grant
	*	(2)	$16.095	April 26, 2015	10 years from the date of the grant
Yan Huang	*	(1)	—	April 26, 2015	10 years from the date of the grant
	*	(2)	$16.095	April 26, 2015	10 years from the date of the grant
Other individuals as a group	11,803,744	(1)	—	—	10 or 11 years from the date of the grant
	1,081,896	(2)	from $14.5 to $40.045	—	10 or 12 years from the date of the grant

*	Less than 1% of the outstanding common shares.

(1)	Non-vested restricted shares.

(2)	Share options.

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

Audit Committee. Our audit committee consists of Ms. Jane Jie Sun, Mr. Weiru Chen and Mr. Kaifu Zhang. Ms. Sun, Mr. Chen and Mr. Kaifu Zhang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. Ms. Sun is the chair of our audit committee. Our board of directors has determined that Ms. Sun is an audit committee financial expert as defined in the instructions to Item 16A of Form 20-F. Each of Mr. Chen and Mr. Zhang are financially literate. The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the independent auditor’s qualifications and independence and (iv) the performance of our internal audit function and independent auditor. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Weiru Chen, Mr. Kaifu Zhang and Ms. Jane Jie Sun. Mr. Chen, Mr. Zhang and Ms. Sun satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Mr. Chen is the chair of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Kaifu Zhang, Mr. Weiru Chen and Ms. Jane Jie Sun. Mr. Zhang, Mr. Chen and Ms. Sun satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Mr. Zhang is the chair of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

We had 8,254, 12,115 and 20,240 full-time employees as of February 28/29, 2015, 2016 and 2017, respectively. Of our total number of full-time employees as of February 28, 2017, 8,397 were located in Beijing, 1,308 in Shanghai and 10,535 in other places in China.

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

The following table sets forth information with respect to the beneficial ownership of our common shares (including shares represented by our ADSs), as of May 31, 2017, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our common shares.

	Shares Beneficially Owned
	Number(1)	%(2)	% of Voting Power(3)

Directors and Executive Officers:
Bangxin Zhang(4)	59,550,000	35.7%	73.5%
Yachao Liu(5)	8,926,684	5.3%	10.9%
Jane Jie Sun(6)	*
Kaifu Zhang(7)	*
Weiru Chen(8)	*
Yunfeng Bai(9)	3,473,500	2.1%	3.9%
Rong Luo	*
Yan Huang	*
All directors and executive officers as a group	72,182,698	43.2%	88.3%

Principal Shareholders:
Bright Unison Limited(10)	59,550,000	35.7%	73.5%
UBS Global Asset Management division of UBS Group AG(11)	10,479,065	6.3%	1.3%
Perfect Wisdom International Limited(12)	8,812,500	5.3%	10.9%

*	Less than 1% of our total outstanding shares.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, restricted shares or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (1) 166,949,861, being the number of common shares issued as of May 31, 2017, and (2) the number of shares such person or group has the right to acquire or receive within 60 days after May 31, 2017.

(3)	Percentage of total voting power represents voting power with respect to all of our Class A and Class B common shares, as a single class. As of May 31, 2017, our issued and outstanding share capital consisted of 95,493,861 Class A common shares and 71,456,000 Class B common shares. Each holder of our Class B common shares is entitled to ten votes per Class B common share and each holder of Class A common shares is entitled to one vote per Class A common share held by our shareholders on all matters submitted to them for a vote. Our Class A common shares and Class B common shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B common shares are convertible at any time by the holder into Class A common shares on a 1:1 basis.

(4)	Consists of 59,550,000 Class B common shares held by Bright Unison Limited, a British Virgin Islands company. Bangxin Zhang is the sole shareholder and the sole director of Bright Unison Limited. Bangxin Zhang’s business address is 15/F, Danling SOHO, 6 Danling Street, Haidian District, Beijing 100080, People’s Republic of China.

(5)	Consists of (i) 8,812,500 Class B common shares held by Perfect Wisdom International Limited, a British Virgin Islands company and (ii) 114,184 Class A common shares in the form of ADS held by Mr. Liu. Yachao Liu is the sole shareholder and the sole director of Perfect Wisdom International Limited. Yachao Liu’s business address is 15/F, Danling SOHO, 6 Danling Street, Haidian District, Beijing 100080, People’s Republic of China.

(6)	The business address of Ms. Sun is 968 Jingzhong Road, Shanghai 200335, People’s Republic of China.

(7)	The business address of Mr. Zhang is Xi Zhi Men North Street, No 28, 6-202, Beijing, People’s Republic of China.

(8)	The business address of Mr. Chen is 699 Hongfeng Road, Pudong New District, Shanghai, 201206, People’s Republic of China.

(9)	Consists of 3,093,500 Class B common shares held by Excellent New Limited, a British Virgin Islands company and (ii). 380,000 Class A common shares in the form of ADS held by Mr Bai. Yunfeng Bai is the sole shareholder and the sole director of Excellent New Limited. Yunfeng Bai’s business address is 15/F, Danling SOHO, 6 Danling Street, Haidian District, Beijing 100080, People’s Republic of China.

(10)	Bright Unison Limited is a company incorporated in the British Virgin Islands. Bangxin Zhang is the sole shareholder and the sole director of Bright Unison Limited. Its registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(11)	Based on Schedule 13G/A filed with the SEC on January 20, 2017 by UBS Group AG (for the benefit and on behalf of the UBS Global Asset Management division of UBS Group AG), consists of 10,479,065 Class A common shares (upon conversion of ADSs) beneficially owned by the UBS Asset Management division of UBS Group AG and its subsidiaries and affiliates on behalf of clients. As reported on the Schedule 13G/A, the amount of shares beneficially owned includes shares of common stock (CUSIP 874080104) issuable upon conversion of 2.50% convertible notes due 2019 (CUSIP 874080AB0). The principal business office of UBS Global AG is Bahnhofstrasse 45, Zuric, Switzerland.

(12)	Perfect Wisdom International Limited is a company incorporated in the British Virgin Islands. Yachao Liu is the sole shareholder and the sole director of Perfect Wisdom International Limited. Its registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

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

To our knowledge, as of May 31, 2017, 95,028,286 of our issued and outstanding Class A common shares were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A common shares in the United States.

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

Transactions with Related Investees

We have amounts due from related parties representing loans, prepayment to certain investees and advances received by an investee on our behalf. As of February 29, 2016, we had $2.6 million current amounts due from related parties and $1.3 million non-current amounts due from related parties. As of February 28, 2017, we had $3.4 million current amounts due from related parties.

We have amounts due to related parties in connection with investment payable and advances received on behalf of certain investees. As of February 29, 2016, we had $4.3 million current amounts due to related parties. As of February 28, 2017, we had $3.0 million current amounts due to related parties, and $2.8 million non-current amounts due to related parties.

We incur services fees in connection with services provided by certain investees to us. For the years ended February 28/29, 2015, 2016 and 2017, respectively, we incurred services fees to related parties of $37.8 thousand, $426.1 thousand and $597.0 thousand.

We generate other revenue from related parties in connection with services provided by us. For the years ended February 28/29, 2015, 2016 and 2017, respectively, we generated other revenue from related parties of nil, nil and $60.7 thousand.

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

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

See “Item 4.B.—Information on the Company—Business Overview—Legal Proceedings.”

Dividend Policy

In November 2010, we paid a $30 million cash dividend to our shareholders of record as of September 29, 2010, the date we declared this dividend. In December 2012, we paid a $39.0 million cash dividend with $0.25 per share to our shareholders of record at the close of business on December 7, 2012. In May 2017, we paid US$41.2 million special cash dividend with $0.25 per share to our shareholders of record at the close of business on May 11, 2017. We expect to source cash for future dividends, if any, from our offshore cash balance, which is more cost-efficient than using onshore cash we hold.

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

See “C. Markets.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing two Class A common shares, have been listed on the New York Stock Exchange since October 20, 2010 and trade under the symbol “XRS,” which was changed to “TAL” effective from December 1, 2016. The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for the periods indicated.

	Trading Price
	High	Low
	$	$
Annual High and Low
Fiscal Year Ended February 28, 2013	12.00	6.97
Fiscal Year Ended February 28, 2014	26.58	8.50
Fiscal Year Ended February 28, 2015	37.31	19.32
Fiscal Year Ended February 29, 2016	52.51	26.48
Fiscal Year Ended February 28, 2017	87.98	47.69

Quarterly Highs and Lows
First Quarter of Fiscal Year Ended February 29, 2016	39.26	30.20
Second Quarter of Fiscal Year Ended February 29, 2016	38.38	26.48
Third Quarter of Fiscal Year Ended February 29, 2016	44.59	29.85
Fourth Quarter of Fiscal Year Ended February 29, 2016	52.51	41.34
First Quarter of Fiscal Year Ended February 28, 2017	60.44	47.69
Second Quarter of Fiscal Year Ended February 28, 2017	66.38	52.03
Third Quarter of Fiscal Year Ended February 28, 2017	83.68	59.59
Fourth Quarter of Fiscal Year Ended February 28, 2017	87.98	66.11

Monthly Highs and Lows
December 2016	76.60	66.11
January 2017	83.87	70.17
February 2017	87.98	79.91
March 2017	108.50	86.51
April 2017	123.60	100.48
May 2017	132.29	111.82
June 2017 (up to June 27, 2017)	134.00	115.02

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

People’s Republic of China Taxation

Enterprise Income Tax

Under the EIT Law, an enterprise established outside China with “de facto management body” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a PRC enterprise for enterprise income tax purposes, although the dividends paid to one resident enterprise from another may qualify as “tax-exempt income.” The implementation rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. SAT has issued circular to provide that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management body” located within China if all of the following conditions are satisfied: (i) the senior management and core management departments in charge of its daily operations function are mainly in China; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in China; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in China; and (iv) at least half of the enterprise’s directors with voting right or senior management reside in China.

In addition, the SAT issued a bulletin to provide more guidance on the implementation of the above circular. The bulletin clarified certain matters relating to resident status determination, post-determination administration and competent tax authorities. It also specifies that when provided with a copy of a PRC tax resident determination certificate from a resident PRC-controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the PRC-sourced dividends, interest and royalties to the PRC-controlled offshore incorporated enterprise. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals.

In addition, the SAT issued a bulletin in January 2014, to provide more guidance on the implementation of the above circular. This bulletin further provided that, among other things, an entity that is classified as a “resident enterprise” in accordance with the circular shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors registered. From the year in which the entity is determined as a “resident enterprise,” any dividend, profit and other equity investment gain shall be taxed in accordance with the Article 26 of the EIT law and the Article 17 and Article 83 of its implementation rules.

Based on the advice of our PRC counsel, Tian Yuan Law Firm, we do not believe that any of our offshore holding companies meets all of the conditions above. In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever having been deemed to be PRC “resident enterprises” by the PRC tax authorities. Therefore, based on our PRC counsel’s advice, we believe that none of our offshore holding companies should be treated as a “resident enterprise” for PRC tax purposes. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities, there are uncertainties and risks associated with this issue. If the PRC tax authorities determine that any of our offshore holding companies are “resident enterprises,” a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income. Second, although under the EIT Law and its implementation rules, dividend income between qualified resident enterprises is a “tax-exempt income,” we cannot guarantee that dividends paid to TAL Education Group from our PRC subsidiaries through our Hong Kong subsidiaries would qualify as “tax-exempt income” and will not be subject to withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as “resident enterprises” for PRC enterprise income tax purposes. Finally, the “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs, if such income is considered PRC-sourced income by the relevant PRC authorities. This could have the effect of increasing our and our shareholders’ effective income tax rates and may require us to deduct withholding tax from any dividends we pay to our non-PRC shareholders.

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

Circular on Strengthening the Administration of Enterprise Income Tax for Share Transfer by Non-PRC Resident Enterprises

Pursuant to the SAT Circular 698 promulgated in 2009, where a foreign investor transfers the equity interests of a PRC resident enterprise indirectly via disposing of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor shall report this Indirect Transfer to the competent tax authority. The PRC tax authority will examine the true nature of the Indirect Transfer, and if the tax authority considers that the foreign investor has adopted an “abusive arrangement” in order to avoid PRC tax, it may disregard the existence of the overseas holding company and re-characterize the Indirect Transfer and as a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%.

In February 2015, the SAT issued SAT Bulletin 7, which terminated the aforementioned articles of SAT Circular 698. Pursuant to SAT Bulletin 7, where a non-resident enterprise indirectly transfers properties such as equity in PRC resident enterprises without any justifiable business purposes and aiming to avoid the payment of enterprise income tax, such indirect transfer must be reclassified as a direct transfer of equity in PRC resident enterprise. To assess whether an indirect transfer of PRC taxable properties has reasonable commercial purposes, all arrangements related to the indirect transfer must be considered comprehensively and factors set forth in SAT Bulletin 7 must be comprehensively analyzed in light of the actual circumstances. SAT Bulletin 7 also provides that, where a non-PRC resident enterprise transfers its equity interests in a resident enterprise to its related parties at a price lower than the fair market value, the competent tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

In certain practical cases regarding the application of SAT Bulletin 7, intermediary holding companies were actually looked through by the PRC tax authorities, and consequently the non-PRC resident investors were deemed to have transferred the PRC subsidiaries and PRC corporate taxes were assessed accordingly. It is possible that we or our non-PRC resident investors may become at risk of being taxed under SAT Bulletin 7 and may be required to expend valuable resources to comply with SAT Bulletin 7 or to establish that we or our non-PRC resident investors should not be taxed under SAT Bulletin 7, which may have an adverse effect on our financial condition and results of operations or such non-PRC resident investors’ investment in us.

U.S. Federal Income Tax Considerations

The following is a discussion of the U.S. federal income tax consequences of the ownership and disposition of our ADSs or common shares by a U.S. Holder (as defined below) that will hold our ADSs or common shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules that differ significantly from those summarized below (for example, financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, pension plans, regulated investment companies, real estate investment trusts, cooperatives, and tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold their ADSs or common shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, U.S. expatriates, persons liable for alternative minimum tax, or investors that have a functional currency other than the U.S. dollar). In addition, this discussion does not address any non-U.S., state or local tax considerations, or non-income (such as estate, gift or Medicare) tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal, state, local, non-U.S. income and other tax considerations of an investment in our ADSs or common shares.

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

PFIC Considerations

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company (PFIC) for U.S. federal income tax purposes for any taxable year, if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income or (ii) at least 50% of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rent, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account for determining the value of its assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

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

Accordingly, assuming that we are the owner of our VIEs and their respective subsidiaries, as applicable, for U.S. federal income tax purposes, we believe that we primarily operate an active after-school tutoring business in China. Based on our income and assets and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended February 28, 2017 and do not anticipate becoming a PFIC for the foreseeable future. While we do not anticipate becoming a PFIC for the foreseeable future, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. If our market capitalization becomes less than anticipated, we may be classified as a PFIC for the current or future taxable years.

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

PFIC Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or common shares, unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or common shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or common shares. Under the PFIC rules:

•	the excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or common shares;

•	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (a pre-PFIC year) will be taxable as ordinary income;

•	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

•	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to (i) the interest income generated by excess cash invested in liquid investments, and (ii) the interest expense associated with our convertible notes and credit facilities. As of February 28, 2017, we had no other short-term or long-term borrowings.

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

On June 30, 2016, we signed a 3-year $400 million term and revolving facilities agreement with a group of arrangers led by Deutsche Bank AG, Singapore Branch. The facilities, a $225 million 3-year bullet maturity term loan and a $175 million 3-year revolving facility, are priced at 250 basis points over LIBOR. The use of proceeds of the facilities are for general corporate purposes.

Our future interest income may fluctuate due to changes in market interest rates. The interest expense associated with our credit facilities may also fluctuate because the loans thereunder are priced based on LIBOR. On the other hand, the interest expense associated with our convertible senior notes may be higher or lower than the market level because the interest rate associated with our convertible senior notes is fixed and may differ from market interest rates in certain future periods.

Although we have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates, we entered into three interest swap arrangements in fiscal year 2017 to manage our interest risk exposure associated with the credit facilities. Approximately 48.9% of the aggregate principal amount of our credit facilities was at fixed rates in consideration of the interest swap, and the remaining 51.1% was at floating rates as of February 28, 2017. Other than these interest swap arrangements, we do not have any derivative financial instruments to manage our interest risk exposure. As of February 29, 2016 and February 28, 2017, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount outstanding at February 28, 2017 under our credit facilities that bear floating interest was outstanding for the entire fiscal year, profit attributable to equity owner of our company would have been $4.8 million and $5.9 million higher/lower, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents, term deposits and short-term investments.

Foreign Exchange Risk

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably, including depreciation in 2016. Since October 1, 2016, the Renminbi has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows from China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

Moreover, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert Renminbi into U.S. dollars, depreciation of the Renminbi against the U.S. dollar would have an adverse effect. Assuming we had converted the U.S. dollar-denominated cash and cash equivalent, restricted cash and short investments balance of $219.0 million as of February 28, 2017 into RMB at the exchange rate of $1.00 for RMB6.8665 as of February 28, 2017, this cash balance would have been RMB1,503.7 million. Assuming a 1.0% appreciation of the Renminbi against the U.S. dollar, this cash balance would have decreased to RMB1,488.7 million as of February 28, 2017.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, and the amount of reimbursement available to us is not entirely related to the amounts of fees the depositary collects from investors. For the fiscal year ended February 28, 2017, we have received $0.7 million after tax reimbursement from the depositary, which was paid to us for expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon this evaluation, our management has concluded that, as of February 28, 2017, our existing disclosure controls and procedures were effective.

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

Our management conducted an assessment of the design and operation effectiveness of our internal control over financial reporting as of February 28, 2017. In making this assessment, we used the criteria established within the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of February 28, 2017, our internal control over financial reporting was effective.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has issued an attestation report on our internal control over financial reporting. That attestation report appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF TAL EDUCATION GROUP

We have audited the internal control over financial reporting of TAL Education Group (the “Company”), its subsidiaries, its variable interest entities (the “VIEs”) and its VIEs’ subsidiaries and schools (collectively, the “Group”) as of February 28, 2017, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of February 28, 2017, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended February 28, 2017 of the Group and our report dated June 28, 2017 expressed an unqualified opinion on those consolidated financial statements.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

June 28, 2017

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

	For the Year Ended February 29/28,
	2016	2017
Audit fees(1)	1,133,547	1,174,473
Tax fees(2)	136,453	140,125
All other fees(3)	41,859	47,567

(1)	“Audit fees” means the aggregate fees in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	“Tax fees” represents the aggregate fees for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

(3)	“All other fees” means the aggregate fees in each of the fiscal years listed for finding and providing U.S. GAAP accounting guidance services rendered by our principal auditors.

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

The table below is a summary of the shares repurchased by us in the open market as of February 28, 2017.

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

Item 19. Exhibits

Exhibit Number	Description of Document

1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant’s Amendment to Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on October 6, 2010)

2.1	Registrant’s Form of Class A common share certificate (incorporated by reference to Exhibit 4.1 to the Registrant’s Amendment to Form F-1 Registration Statement (file No. 333- 169650) filed with the Securities and Exchange Commission on September 29, 2010)

2.2	Deposit Agreement, dated October 19, 2010, among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 2.2 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 28, 2011 (file No. 001-34900) filed with the Securities and Exchange Commission on July 25, 2011)

2.3	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.2 filed with the Registrant’s annual report on Form 20-F for the fiscal year ended February 28, 2011 (file No. 001-34900), filed with the Securities and Exchange Commission on July 25, 2011 and which is incorporated herein by reference)

4.1	2010 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.5 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.3	Form of Employment Agreement with the Registrant’s officers (incorporated by reference to Exhibit 10.6 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.4	English translation of Exclusive Business Cooperation Agreement, dated June 25, 2010, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Xueersi Education Technology Co., Ltd., Beijing Xueersi Network Technology Co., Ltd., Bangxin Zhang, Yundong Cao, Yachao Liu, Yunfeng Bai, and other parties thereto (incorporated by reference to Exhibit 10.7 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.5	English translation of Call Option Agreement, dated February 12, 2009, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Xueersi Education Technology Co., Ltd., Beijing Xueersi Network Technology Co., Ltd., Bangxin Zhang, Yundong Cao, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 10.8 of Form F-1 (file No. 333169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.6	English translation of Equity Pledge Supplemental Agreement, dated June 25, 2010, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Xueersi Education Technology Co., Ltd., Bangxin Zhang, Yundong Cao, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 10.9 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.7	English translation of Equity Pledge Supplemental Agreement, dated June 25, 2010, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Xueersi Network Technology Ltd., Bangxin Zhang, Yundong Cao, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 10.10 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.8	English translation of Powers of Attorney, dated August 12, 2009, by Bangxin Zhang, Yundong Cao, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 10.11 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

Exhibit Number	Description of Document

4.13	Amended and Restated Shareholders’ Agreement among the Registrant, the Series A preferred holder, Tiger Global Five China Holdings and other parties thereto, dated August 12, 2009 (incorporated by reference to Exhibit 4.4 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2011)

4.14	English translation of Form of Real Property Sale and Purchase Agreement (incorporated by reference to Exhibit 4.10 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 28, 2011 (file No. 001-34900) filed with the Securities and Exchange Commission on July 25, 2011)

4.15	Deed of Undertaking executed by and between Bangxin Zhang and TAL Education Group dated June 24, 2013 (incorporated by reference to Exhibit 4.15 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 28, 2013 (file No. 001-34900) filed with the Securities and Exchange Commission on June 28, 2013)

4.16	Side letter executed by and between Bangxin Zhang and TAL Education Group dated July 29, 2013 (incorporated by reference to Exhibit 4.16 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 28, 2014 (file No. 001-34900) filed with the Securities and Exchange Commission on May 12, 2014)

4.17	Indenture dated May 21, 2014 constituting $230 million 2.50% convertible senior notes due 2019 (incorporated by reference to Exhibit 4.17 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 28, 2015 (file No. 001-34900) filed with the Securities and Exchange Commission on May 28, 2015)

4.18	English translation of Exclusive Business Cooperation Agreement, dated August 4, 2015, by and among Beijing Century TAL Education Technology Co., Ltd., Beijing Dididaojia Education Technology Co., Ltd., Bangxin Zhang, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 4.18 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 29, 2016 (file No. 001-34900) filed with the Securities and Exchange Commission on May 31, 2016)

4.19	English translation of Option Agreement, dated August 4, 2015, by and among Beijing Century TAL Education Technology Co., Ltd., Beijing Dididaojia Education Technology Co., Ltd., Bangxin Zhang, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 4.19 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 29, 2016 (file No. 001-34900) filed with the Securities and Exchange Commission on May 31, 2016)

4.20	English translation of Equity Pledge Agreement, dated August 4, 2015, by and among Beijing Century TAL Education Technology Co., Ltd., Beijing Dididaojia Education Technology Co., Ltd., Bangxin Zhang, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 4.20 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 29, 2016 (file No. 001-34900) filed with the Securities and Exchange Commission on May 31, 2016)

4.21	English translation of Powers of Attorney, dated August 4, 2015, by Bangxin Zhang, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 4.21 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 29, 2016 (file No. 001-34900) filed with the Securities and Exchange Commission on May 31, 2016)

4.22	English translation of Exclusive Business Cooperation Agreement, dated October 26, 2015, by and among Beijing Lebai Information Consulting Co., Ltd., Beijing Lebai Education Consulting Co., Ltd. and Beijing Xueersi Education Technology Co., Ltd. (incorporated by reference to Exhibit 4.22 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 29, 2016 (file No. 001-34900) filed with the Securities and Exchange Commission on May 31, 2016)

Exhibit Number	Description of Document

4.23	English translation of Option Agreement, dated October 26, 2015, by and among Beijing Lebai Information Consulting Co., Ltd., Beijing Lebai Education Consulting Co., Ltd. and Beijing Xueersi Education Technology Co., Ltd. (incorporated by reference to Exhibit 4.23 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 29, 2016 (file No. 001-34900) filed with the Securities and Exchange Commission on May 31, 2016)

4.24	English translation of Equity Pledge Agreement, dated October 26, 2015, by and among Beijing Lebai Information Consulting Co., Ltd., Beijing Lebai Education Consulting Co., Ltd. and Beijing Xueersi Education Technology Co., Ltd. (incorporated by reference to Exhibit 4.24 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 29, 2016 (file No. 001-34900) filed with the Securities and Exchange Commission on May 31, 2016)

4.25	English translation of Powers of Attorney, dated October 26, 2015, by Beijing Lebai Information Consulting Co., Ltd. and Beijing Xueersi Education Technology Co., Ltd. (incorporated by reference to Exhibit 4.25 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 29, 2016 (file No. 001-34900) filed with the Securities and Exchange Commission on May 31, 2016)

4.26	English translation of Powers of Attorney, dated October 26, 2015, by Beijing Lebai Education Consulting Co., Ltd. (incorporated by reference to Exhibit 4.26 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 29, 2016 (file No. 001-34900) filed with the Securities and Exchange Commission on May 31, 2016)

4.27	English translation of VIE Termination Agreement, dated July 2, 2015, by Beijing Century TAL Education Technology Co., Ltd., Beijing Dongfangrenli Science & Commerce Co., Ltd., Bangxin Zhang, Yachao Liu and Yunfeng Bai. (incorporated by reference to Exhibit 4.27 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 29, 2016 (file No. 001-34900) filed with the Securities and Exchange Commission on May 31, 2016)

4.28	Stock Purchase Agreement, dated September 18, 2015, by the Registrant, Firstleap Education and other parties named therein (incorporated by reference to Exhibit 4.28 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 29, 2016 (file No. 001-34900) filed with the Securities and Exchange Commission on May 31, 2016)

4.29	Share Sale and Purchase Agreement, dated January 22, 2016, by the Registrant and other parties named therein (incorporated by reference to Exhibit 4.29 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 29, 2016 (file No. 001-34900) filed with the Securities and Exchange Commission on May 31, 2016)

4.30*	Term and Revolving Credit Facilities Agreement dated June 30, 2016 for the Registrant arranged by Deutsche Bank AG, Singapore Branch as Coordinating Mandated Lead Arranger and Bookrunner and certain other parties

8.1*	List of Subsidiaries and Consolidated Affiliated Entities

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of the Registrant’s Registration Statement on Form F-1 (file No. 333¬169650) filed with the Securities and Exchange Commission on September 29, 2010)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Tian Yuan Law Firm

15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.3*	Consent of Maples and Calder (Hong Kong) LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TAL EDUCATION GROUP

By:	/s/BANGXIN ZHANG
	Name:	Bangxin Zhang
	Title:	Chairman and Chief Executive Officer

Date: June 28, 2017

TAL EDUCATION GROUP

Consolidated Financial Statements and Report

of Independent Registered Public Accounting Firm

For the years ended February 28, 2015,

February 29, 2016 and February 28, 2017

TAL EDUCATION GROUP

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED FEBRUARY 28, 2015,

FEBRUARY 29, 2016 AND FEBRUARY 28, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF TAL EDUCATION GROUP

We have audited the accompanying consolidated balance sheets of TAL Education Group (the ''Company''), its subsidiaries, its variable interest entities (the ''VIEs'') and its VIEs' subsidiaries and schools (collectively, the ''Group'') as of February 28, 2017 and February 29, 2016, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended February 28, 2017. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of February 28, 2017 and February 29, 2016, and the results of its operations and its cash flows for each of the three years in the period ended February 28, 2017, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of February 28, 2017, based on the criteria established in Internal Control- Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 28, 2017 expressed an unqualified opinion on the Group's internal control over financial reporting.

/s/Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People's Republic of China

June 28, 2017

TAL EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except share and share related data or otherwise noted)

	As of	As of
	February 29,	February 28,
	2016	2017

ASSETS

Current assets
Cash and cash equivalents	$434,042,036	$470,217,004
Term deposits	17,292,636	-
Restricted cash-current	1,083,787	2,732,559
Short-term investments	27,470,431	229,456,397
Amounts due from related parties-current	2,594,430	3,424,285
Inventory	600,441	2,823,039
Deferred tax assets-current	738,406	-
Income tax receivable	-	2,244,898
Prepaid expenses and other current assets	32,037,407	160,222,823
Total current assets	515,859,574	871,121,005
Restricted cash-non-current	3,881,858	5,660,713
Property and equipment, net	114,629,683	154,306,718
Deferred tax assets-non-current	6,654,778	16,188,301
Rental deposits	17,114,552	32,659,360
Intangible assets, net	15,194,421	37,966,808
Goodwill	87,022,517	267,162,685
Amounts due from related parties-non-current	1,342,999	-
Long-term investments	274,356,960	347,732,444
Long-term prepayments and other non-current assets	25,321,691	96,107,917
Total assets	$1,061,379,033	$1,828,905,951

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of $9,371,013 and $20,905,226 as of February 29, 2016 and February 28, 2017, respectively)	$10,404,047	$22,637,199
Deferred revenue-current (including deferred revenue-current of the consolidated VIEs without recourse to TAL Education Group of $260,137,064 and $465,944,822 as of February 29, 2016 and February 28, 2017, respectively)	280,934,750	504,147,032
Amounts due to related parties-current (including amounts due to related parties-current of the consolidated VIEs without recourse to TAL Education Group of $4,277,896 and $192,785 as of February 29, 2016 and February 28, 2017, respectively)	4,277,896	3,042,785
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to TAL Education Group of $51,183,663 and $90,834,954 as of February 29, 2016 and February 28, 2017, respectively)	70,267,551	116,830,290
Income tax payable (including income tax payable of the consolidated VIEs without recourse to TAL Education Group of $15,525,069 and $15,204,900 as of February 29, 2016 and February 28, 2017, respectively)	17,187,453	20,483,037
Deferred tax liabilities-current (including deferred tax liabilities-current of the consolidated VIEs without recourse to TAL Education Group of $57,230 and $nil as of February 29, 2016 and February 28, 2017, respectively)	91,730	-
Total current liabilities	383,163,427	667,140,343

Deferred revenue-non-current (including deferred revenue-non-current of the consolidated VIEs without recourse to TAL Education Group of $8,346,457 and $14,726,473 as of February 29, 2016 and February 28, 2017, respectively)	8,346,457	14,726,473

TAL EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS - continued

(In U.S. dollars, except share and share related data or otherwise noted)

	As of	As of
	February 29,	February 28,
	2016	2017

Amounts due to related parties-non-current (including amounts due to related parties-non-current of the consolidated VIEs without recourse to TAL Education Group of $nil and $nil as of February 29, 2016 and February 28, 2017, respectively)	-	2,840,000
Deferred tax liabilities-non-current (including deferred tax liabilities-non-current of the consolidated VIEs without recourse to TAL Education Group of $1,164,389 and $13,063,488 as of February 29, 2016 and February 28, 2017, respectively)	1,304,361	13,185,886
Bond payable (including bond payable of the consolidated VIEs without recourse to TAL Education Group of $nil and $nil as of February 29, 2016 and February 28, 2017, respectively)	227,827,301	225,148,918
Long-term debt (including long-term debt of the consolidated VIEs without recourse to TAL Education Group of $nil and $nil as of February 29, 2016 and February 28, 2017, respectively)	-	225,000,000
Total liabilities	620,641,546	1,148,041,620

Commitments and contingencies (Note 20)

Equity
Class A common shares ($0.001 par value; 500,000,000 shares authorized, 90,309,532 shares and 93,130,615 shares issued and outstanding as of February 29, 2016 and February 28, 2017, respectively)	90,310	93,131
Class B common shares ($0.001 par value; 500,000,000 shares authorized, 71,456,000 shares and 71,456,000 shares issued and outstanding as of February 29, 2016 and February 28, 2017, respectively)	71,456	71,456
Additional paid-in capital	108,404,873	141,968,264
Statutory reserve	22,981,900	28,407,421
Retained earnings	306,381,011	417,835,502
Accumulated other comprehensive (loss)/ income	(949,647)	55,869,132
Total TAL Education Group's equity	436,979,903	644,244,906
Noncontrolling interest	3,757,584	36,619,425
Total equity	440,737,487	680,864,331
Total liabilities and equity	$1,061,379,033	$1,828,905,951

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars, except share and share related data or otherwise noted)

	For the year ended	For the year ended	For the year ended
	February 28,	February 29,	February 28,
	2015	2016	2017

Net revenues	$433,969,569	$619,948,777	$1,043,099,655
Cost of revenues	(203,073,957)	(303,634,829)	(522,326,988)
Gross profit	230,895,612	316,313,948	520,772,667
Operating expenses
Selling and marketing	(53,881,815)	(73,567,617)	(126,005,365)
General and administrative	(110,230,010)	(161,021,637)	(263,286,710)
Total operating expenses	(164,111,825)	(234,589,254)	(389,292,075)
Government subsidies	464,327	3,327,169	3,113,877
Income from operations	67,248,114	85,051,863	134,594,469
Interest income	16,613,656	17,732,879	18,133,229
Interest expense	(5,811,288)	(7,499,323)	(13,144,561)
Other (expense)/income	(2,010,109)	(2,522,253)	23,072,718
Gain from disposal of components	-	50,377,126	-
Gain from fair value change of long-term investments	1,202,000	1,265,852	-
Impairment loss on long-term investments	-	(7,503,944)	(8,074,891)
Income before provision for income tax and loss from equity method investments	77,242,373	136,902,200	154,580,964
Provision for income tax	(9,368,541)	(33,482,744)	(34,065,689)
Loss from equity method investments	(729,811)	(663,256)	(8,025,431)
Net income	67,144,021	102,756,200	112,489,844
Add: Net loss attributable to noncontrolling interest	12,554	122,318	4,390,168
Net income attributable to TAL Education Group’s shareholders	$67,156,575	$102,878,518	$116,880,012
Net income per common share
Basic	$0.42	$0.64	$0.72
Diluted	$0.41	$0.60	$0.66

Weighted average shares used in calculating net income per common share
Basic	158,381,576	160,109,169	162,548,494
Diluted	163,589,649	183,056,255	188,508,419

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In U.S. dollars, except share and share related data or otherwise noted)

	For the year ended	For the year ended	For the year ended
	February 28,	February 29,	February 28,
	2015	2016	2017

Net income	$67,144,021	$102,756,200	$112,489,844
Other comprehensive (loss)/income, net of tax
Foreign currency translation adjustment	(5,027,486)	(15,692,855)	(19,864,289)
Unrealized gains on available-for-sale investments:
Net unrealized gains on available-for-sale investments, net of tax effect of $nil, $nil and $217,444 for the years ended February 28, 2015, February 29, 2016 and February 28, 2017, respectively	1,348,600	10,576,836	75,460,297
Other comprehensive (loss)/income	(3,678,886)	(5,116,019)	55,596,008
Comprehensive income	63,465,135	97,640,181	168,085,852
Add: Comprehensive loss attributable to noncontrolling interest	13,576	120,142	5,612,939
Comprehensive income attributable to TAL Education Group’s shareholders	$63,478,711	$97,760,323	$173,698,791

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollars, except share and share related data or otherwise noted)

	Class A Common shares		Class B Common shares		Additional			Accumulated other	Total TAL Education Group	Non-
	Shares	Amount	Shares	Amount	paid-in	Statutory	Retained	comprehensive	shareholders'	controlling	Total
					capital	reserve	earnings	income/(loss)	equity	interest	equity

Balance as of February 28, 2014	78,204,146	$78,204	79,531,000	$79,531	$92,664,436	$15,015,824	$144,311,994	$7,846,412	$259,996,401	-	$259,996,401
Conversion of Class B common shares to Class A common shares	8,075,000	8,075	(8,075,000)	(8,075)	-	-	-	-	-	-	-
Net income	-	-	-	-	-	-	67,156,575	-	67,156,575	(12,554)	67,144,021
Provision for statutory reserve	-	-	-	-	-	3,945,803	(3,945,803)	-	-	-	-
Issuance of common shares in connection with vesting of non-vested shares	2,092,730	2,093	-	-	(5,740,706)	-	-	-	(5,738,613)	-	(5,738,613)
Share-based compensation	-	-	-	-	18,441,076	-	-	-	18,441,076	-	18,441,076
Foreign currency translation adjustment	-	-	-	-	-	-	-	(5,026,464)	(5,026,464)	(1,022)	(5,027,486)
Cost of Capped Call Transactions	-	-	-	-	(22,885,000)	-	-	-	(22,885,000)	-	(22,885,000)
Net unrealized gains on available-for-sale securities, net of tax effect of $nil	-	-	-	-	-	-	-	1,348,600	1,348,600	-	1,348,600
Addition of noncontrolling interest in connection with business acquisition	-	-	-	-	-	-	-	-	-	291,817	291,817
Balance as of February 28, 2015	88,371,876	$88,372	71,456,000	$71,456	$82,479,806	$18,961,627	$207,522,766	$4,168,548	$313,292,575	278,241	$313,570,816
Net income	-	-	-	-	-	-	102,878,518	-	102,878,518	(122,318)	102,756,200
Provision for statutory reserve	-	-	-	-	-	4,020,273	(4,020,273)	-	-	-	-
Issuance of common shares in connection with vesting of non-vested shares	1,419,484	1,420	-	-	(9,437,860)	-	-	-	(9,436,440)	-	(9,436,440)
Share-based compensation	-	-	-	-	25,847,497	-	-	-	25,847,497	-	25,847,497
Exercise of share options	40,136	40	-	-	645,949	-	-	-	645,989	-	645,989
Foreign currency translation adjustment	-	-	-	-	-	-	-	(15,695,031)	(15,695,031)	2,176	(15,692,855)
Net unrealized gains on available-for-sale investments, net of tax effect of $nil	-	-	-	-	-	-	-	10,576,836	10,576,836	-	10,576,836
Issuance of common shares in connection with a business acquisition	478,036	478	-	-	8,869,481	-	-	-	8,869,959	-	8,869,959
Addition of noncontrolling interest in connection with business acquisitions	-	-	-	-	-	-	-	-	-	3,599,485	3,599,485
Balance as of February 29, 2016	90,309,532	$90,310	71,456,000	$71,456	$108,404,873	$22,981,900	$306,381,011	$(949,647)	$436,979,903	$3,757,584	$440,737,487
Net income	-	-	-	-	-	-	116,880,012	-	116,880,012	(4,390,168)	112,489,844
Provision for statutory reserve	-	-	-	-	-	5,425,521	(5,425,521)	-	-	-	-
Issuance of common shares in connection with vesting of non-vested shares	1,726,874	1,727	-	-	(19,465,214)	-	-	-	(19,463,487)	-	(19,463,487)
Share-based compensation	-	-	-	-	36,115,200	-	-	-	36,115,200	-	36,115,200
Exercise of share options	103,888	104	-	-	1,673,697	-	-	-	1,673,801	-	1,673,801
Foreign currency translation adjustment	-	-	-	-	-	-	-	(18,641,518)	(18,641,518)	(1,222,771)	(19,864,289)
Net unrealized gains on available-for-sale investments, net of tax effect of $217,444	-	-	-	-	-	-	-	75,460,297	75,460,297	-	75,460,297
Conversion of convertible bond to Class A common shares	342,462	342	-	-	4,500,578	-	-	-	4,500,920	-	4,500,920
Business acquisitions	647,859	648	-	-	17,022,573	-	-	-	17,023,221	48,734,457	65,757,678
Purchase of noncontrolling interest of consolidated subsidiaries	-	-	-	-	(6,283,443)	-	-	-	(6,283,443)	(10,259,677)	(16,543,120)
Balance as of February 28, 2017	93,130,615	$93,131	71,456,000	$71,456	$141,968,264	$28,407,421	$417,835,502	$55,869,132	$644,244,906	$36,619,425	$680,864,331

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except share and share related data or otherwise noted)

	For the year ended	For the year ended	For the year ended
	February 28,	February 29,	February 28,
	2015	2016	2017

Cash flows from operating activities
Net income	$67,144,021	$102,756,200	$112,489,844
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	11,728,577	18,156,263	28,934,491
Amortization of intangible assets	737,203	1,026,761	4,627,306
Loss/(gain) on disposal of property and equipment	47,148	(313)	29,751
Share-based compensation	18,441,076	25,847,497	36,115,200
Provision for doubtful accounts	-	315,914	-
Impairment loss on long-term investments	-	7,503,944	8,074,891
Loss from equity method investments	729,811	663,256	8,025,431
(Gain) /loss from fair value change of investments	(1,202,000)	(1,265,852)	1,246,800
Gain from remeasuring fair value of previously held equity interests upon business acquisitions	-	(971,681)	(25,225,611)
Gain from sales of long-term investments	-	(211,818)	-
Gain from transfer of a nonfinancial asset	-	(1,907,669)	-
Gain from disposal of components	-	(50,377,126)	-
Changes in operating assets and liabilities
Inventory	(362,326)	207,006	(2,222,598)
Amount due from related parties	-	(732,545)	(2,286,879)
Prepaid expenses and other current assets	(8,272,425)	1,297,204	(11,891,279)
Income tax receivable	6,601,804	3,222,529	(2,244,898)
Deferred income taxes	(2,340,704)	(787,579)	(3,343,957)
Rental deposits	(3,712,374)	(4,851,215)	(14,108,268)
Other non-current assets	(296,149)	(1,147,644)	(543,896)
Accounts payable	1,988,729	3,778,512	5,357,312
Deferred revenue	45,172,311	66,443,577	193,224,392
Amounts due to related parties	22,077	4,255,819	(4,085,111)
Accrued expenses and other current liabilities	10,347,898	3,446,740	24,305,679
Long-term payable	(813,696)	-	-
Income tax payable	1,617,006	11,050,640	3,078,841
Net cash provided by operating activities	147,577,987	187,718,420	359,557,441

Cash flows from investing activities
Restricted cash	(1,506,905)	(586,174)	(3,427,627)
Purchase of term deposits	(43,384,640)	(87,632,201)	(10,184,078)
Proceeds from maturity of term deposits	22,154,877	90,652,423	27,476,714
Loan to third parties	(10,965,787)	(8,528,718)	(99,126,091)
Repayment of loan to third parties	1,301,914	457,841	-
Prepayment for investments	-	-	(58,835,367)
Loan to related parties	(478,507)	(3,815,338)	(147,091)
Repayment of loan to related parties	-	1,068,295	2,184,519
Loan to employees	-	(6,470,813)	(10,612,126)
Repayment of loan to employees	-	-	1,987,912
Purchase of property and equipment	(30,696,412)	(35,087,893)	(71,111,758)
Purchase of short-term investments	(765,611)	(27,470,431)	(313,950,848)
Proceeds from maturity of short-term investments	-	765,611	109,461,880
Proceeds from disposal of property and equipment	91,410	390,925	559,730
Acquisitions of businesses, net of cash acquired	(5,974,001)	(21,825,767)	(27,200,305)
Purchase of intangible assets	(139,565)	-	-
Payments for long-term investments	(75,421,783)	(118,590,246)	(65,340,812)
Proceeds from disposal of long-term investments	-	1,320,499	-
Net cash used in investing activities	(145,785,010)	(215,351,987)	(518,265,348)

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS- continued

(In U.S. dollars, except share and share related data or otherwise noted)

	For the year ended	For the year ended	For the year ended
	February 28,	February 29,	February 28
	2015	2016	2017

Cash flows from financing activities
Proceeds from issuance of convertible bond, net of issuance costs of $5,277,058	224,722,942	-	-
Payment for cost of Capped Call Transactions	(22,885,000)	-	-
Net proceeds from long-term debt	-	-	238,000,000
Repayment of long-term debt	-	-	(25,000,000)
Payments for purchasing noncontrolling interests	-	-	(16,376,965)
Proceeds from exercise of share options	-	645,989	1,673,801
Net cash provided by financing activities	201,837,942	645,989	198,296,836
Effect of exchange rate changes	(3,404,060)	(9,127,816)	(3,413,961)
Net increase/(decrease) in cash and cash equivalents	200,226,859	(36,115,394)	36,174,968
Cash and cash equivalents at the beginning of year	269,930,571	470,157,430	434,042,036
Cash and cash equivalents at the end of year	470,157,430	434,042,036	470,217,004
Supplemental disclosure of cash flow information:
Interest paid	$2,779,168	$5,750,000	$7,329,234
Income tax paid	12,374,975	21,028,165	36,648,303
Non-cash investing and financing activities:
Payable for purchase of property and equipment	$1,090,554	$3,478,617	$8,328,008
Payable for investments and acquisitions	1,911,031	3,022,079	7,497,584

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

TAL Education Group (the "Company" or "TAL") was incorporated in the Cayman Islands on January 10, 2008 to be the holding company for a group of companies engaged in the provision of high quality after-school tutoring programs for primary and secondary school students in the People's Republic of China (the "PRC"). At the time of its incorporation and through the Variable Interest Entities ("VIEs") arrangements as described below, the ownership interest of the Company was held by Bangxin Zhang, Yundong Cao, Yachao Liu and Yunfeng Bai (collectively, "the founding shareholders").

The Company, its subsidiaries, its consolidated VIEs and VIEs' subsidiaries and schools are collectively referred to as the "Group".

As of February 28, 2017, details of the Company's major subsidiaries, its VIEs and VIEs' major subsidiaries and schools are as follows:

		Place of
	Later of date of	incorporation (or	Percentage
	incorporation	establishment)	of legal
Name	or acquisition	/operation	ownership	Principal activities

Major Subsidiaries:

TAL Holding Limited ("TAL Hong Kong")	March 11, 2008	Hong Kong	100%	Holding company

Beijing Century TAL Education Technology Co., Ltd. ("TAL Beijing")	May 8, 2008	Beijing	100%	Software sales, and consulting service

Beijing Huanqiu Zhikang Shidai Education Consulting Co., Ltd. ("Huanqiu Zhikang")	September 17, 2009	Beijing	100%	Education and management consulting service

Yidu Huida Education Technology (Beijing) Co., Ltd. ("Yidu Huida")	November 11, 2009	Beijing	100%	Software sales and consulting service

Yidu Technology Group ("Yidu Cayman")	February 2, 2012	Cayman Islands	100%	Holding company

Yidu Technology Group Limited ("Yidu Hong Kong")	April 13, 2012	Hong Kong	100%	Holding company

Beijing Xintang Sichuang Education Technology Co., Ltd. ("Beijing Xintang Sichuang")	August 27, 2012	Beijing	100%	Software and Network development, sales, and consulting service

Zhixuesi Education Consulting (Beijing) Co., Ltd. ("Zhixuesi Beijing")	October 23, 2012	Beijing	100%	Software and Network development, sales, and consulting service

YiduXuedi Network Technology (Beijing) Co., Ltd. ("Yidu Xuedi Beijing")	November 30, 2012	Beijing	100%	Software and Network development, sales, and consulting service

Pengxin TAL Industrial investment (Shanghai) Co., Ltd. ("Pengxin TAL")	June 26, 2014	Shanghai	100%	Investment management and consulting services

Tianjin Dongxuetang Education Information Consulting Co., Ltd (“Tianjin Dongxuetang”)	June 15, 2015	Tianjin	100%	Educational information consulting and educational software development

Wuxi TAL Education Consulting Co., Ltd (“Wuxi TAL”)	January 12, 2016	Wuxi	100%	Educational information consulting and educational software development

Firstleap Education (“Firstleap”)	January 22, 2016	Cayman Islands	100%	Holding company

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Place of
	Later of date of	incorporation (or	Percentage
	incorporation	establishment)	of legal
Name	or acquisition	/operation	ownership	Principal activities

Major Subsidiaries - continued:

Firstleap Education (HK) Limited (“Firstleap Hong Kong”)	January 22, 2016	Hong Kong	100%	Holding company

Beijing Lebai Information Consulting Co., Ltd (“Lebai Information”)	January 22, 2016	Beijing	100%	Education and management consulting service

Beijing Yizhen Xuesi Education Technology Co., Ltd (“Yizhen Xuesi”)	November 3, 2016	Beijing	100%	Software and Network development, sales, and consulting service

VIEs:

Beijing Xueersi Education Technology Co., Ltd. ("Xueersi Education")	December 31, 2005	Beijing	N/A*	Sales of educational materials and products

Beijing Xueersi Network Technology Co., Ltd. ("Xueersi Network")	August 23, 2007	Beijing	N/A*	Technology development and Educational consulting service

Xinxin Xiangrong Education Technology (Beijing) Co., Ltd (“Xinxin Xiangrong”)	June 23, 2015	Beijing	N/A*	Technology development and Educational consulting service

Beijing Lebai Education Consulting Co., Ltd (“Lebai Education”)	January 22, 2016	Beijing	N/A*	Educational consulting service

VIEs' major subsidiaries and schools:

Beijing Haidian District Xueersi Training School ("Beijing Haidian School")	July 3, 2006	Beijing	N/A*	After-school tutoring for primary and secondary school students

Beijing Dongcheng District Xueersi Training School ("Beijing Dongcheng School")	March 21, 2008	Beijing	N/A*	After-school tutoring for primary and secondary school students

Wuhan Jianghan District Xueersi English Training School ("Wuhan Jianghan School")	July 1, 2008	Wuhan	N/A*	Language education

Shanghai Changning District Xueersi Training School ("Shanghai Changning School")	August 1, 2008	Shanghai	N/A*	After-school tutoring for primary and secondary school students

Shanghai Minhang District Xueersi Training School ("Shanghai Minhang School")	August 1, 2008	Shanghai	N/A*	Language education

Nanjing Xueersi Education Training School ("Nanjing Xueersi School")	April 19, 2013	Nanjing	N/A*	After-school tutoring for primary and secondary school students

Tianjin Xueersi Education Information Consulting Co., Ltd. ("Tianjin Education")	August 14, 2009	Tianjin	N/A*	Educational information consulting service

Guangzhou Xueersi Education Technology Co., Ltd. ("Guangzhou Education")	August 16, 2009	Guangzhou	N/A*	Educational technology research and development

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Place of
	Later of date of	incorporation (or	Percentage
	incorporation	establishment)	of legal
Name	or acquisition	/operation	ownership	Principal activities

VIEs' major subsidiaries and schools-continued:

Shenzhen Xueersi Education Technology Co., Ltd. ("Shenzhen Education")	December 22, 2009	Shenzhen	N/A*	Teaching software research and development

Tianjin Hexi District Xueersi Training School (''Hexi Xueersi School'')	August 3, 2010	Tianjin	N/A*	After-school tutoring for primary and secondary school students

Hangzhou Xueersi Education Consulting Co., Ltd. (''Hangzhou Education'')	December 1, 2010	Hangzhou	N/A*	Educational information consulting and educational software development

Xi'an Xueersi Network Technology Co., Ltd. (''Xi'an Network'')	February 15, 2011	Xi'an	N/A*	Education consulting service

Chengdu Xueersi Education Consulting Co., Ltd. (''Chengdu Education'')	March 18, 2011	Chengdu	N/A*	Educational information consulting and educational software development

TaiyuanYingze District Xueersi Training School (" Taiyuan Yingze School")	February 21, 2012	Taiyuan	N/A*	After-school tutoring for primary and secondary school students

Suzhou TAL Network Technology Co., Ltd (''Suzhou TAL Network'')	February 21, 2012	Suzhou	N/A*	Education consulting service

Chongqing Shapingba District Xueersi Education Training School ("Chongqing Shapingba School")	February 24, 2012	Chongqing	N/A*	After-school tutoring for primary and secondary school students

Shenyang Xueersi Education Information Consulting Co., Ltd. ("Shenyang Education")	April 12, 2012	Shenyang	N/A*	Educational information consulting service

Zhengzhou Jinshui District Xueersi Shulihua Training Center ("Zhengzhou Jinshui Center")	June 18, 2012	Zhengzhou	N/A*	After-school tutoring for primary and secondary school students

Guangzhou Tianhe District Xueersi Training Center ("Guangzhou Tianhe Center")	July 12, 2012	Guangzhou	N/A*	After-school tutoring for primary and secondary school students

Qingdao Xueersi Education Information Consulting Co., Ltd. ("Qingdao Education")	April 1, 2014	Qingdao	N/A*	Educational information consulting and educational software development

Chongqing Nan'an Xueersi Training School ("Chongqing Nan’an School")	April 11, 2014	Chongqing	N/A*	After-school tutoring for primary and secondary school students

Changsha TAL Education Technology Co., Ltd. ("Changsha Education")	August 1, 2014	Changsha	N/A*	Educational information consulting and educational software development

Jinan Xueersi Education Training School ("Jinan Xueersi School")	September 2, 2014	Jinan	N/A*	After-school tutoring for primary and secondary school students

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES – continued

Place of
	Later of date of	incorporation (or	Percentage
	incorporation	establishment)	of legal
Name	or acquisition	/operation	ownership	Principal activities

VIEs' major subsidiaries and schools-continued:

Shijiazhuang Qiaoxi District Xueersi Culture Training School ("Shijiazhuang Qiaoxi School")	December 18, 2014	Shijiazhuang	N/A*	After-school tutoring for primary and secondary school students

Xi'an Beilin District Xueersi Education Training Center (“Xi'an Beilin”)	April 2, 2015	Xi'an	N/A*	After-school tutoring for primary and secondary school students

Hefei Lebai Education Consulting Co., Ltd (“Hefei Lebai”)	January 22, 2016	Hefei	N/A*	Educational information consulting service

Shenyang Firstleap Education Training School (“Shenyang Firstleap”)	January 22, 2016	Shenyang	N/A*	Tutoring for children English

Beijing Yinghe Youshi Technology Co., Ltd (“Yinghe Youshi”)	February 1, 2016	Beijing	N/A*	Educational information consulting service

Beijing Shunshun Bida Information Consulting Co., Ltd. (“Shunshun Bida”)	July 31, 2016	Beijing	N/A*	Study abroad intermediary service

Shanghai Yaya Information Technology Co., Ltd (“Shanghai Yaya”)	August 26, 2016	Shanghai	N/A*	Technology development and consulting service

*	These entities are controlled by the Company pursuant to the contractual arrangements disclosed below.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements

Due to PRC legal restrictions on foreign ownership and investment in the education business in China, aside from the Group's personalized premium tutoring services in Beijing conducted by the Company’s wholly owned PRC subsidiaries, Huanqiu Zhikang and Zhixuesi Beijing, the Group provides and plans to provide most of its services in the PRC through its VIEs including Xueersi Education, Xueersi Network, Xinxin Xiangrong, Lebai Education and their subsidiaries and schools.

To provide the Company the power to control and the ability to receive the expected residual returns of the VIEs and their subsidiaries and schools, the Company's wholly owned subsidiary, TAL Beijing, entered into a series of contractual arrangements with Xueersi Education, Xueersi Network and their respective shareholders on February 12, 2009 and August 12, 2009, including exclusive business service agreements, which were superseded by the Exclusive Business Cooperation Agreement entered into on June 25, 2010. TAL Beijing entered into a series of contractual arrangements with Xinxin Xiangrong on August 4, 2015. Besides, in connection with the Company's acquisition of Firstleap during fiscal year 2016, Lebai Information, a wholly owned PRC subsidiary of Firstleap, entered into a series of contractual arrangements on October 26, 2015 with Lebai Education and its sole shareholder, Xueersi Education, which is a VIE of the Group.

The VIEs and their subsidiaries and schools hold various licenses upon which the Group’s business depends. A substantial majority of the Group’s employees who provide the Group’s services are hired by the VIEs and their subsidiaries and schools, and the VIEs and their subsidiaries and schools lease a substantial majority of the properties upon which the Group’s services are delivered. The net revenue from the VIEs and their subsidiaries and schools accounted for 93.8% of the Group’s total net revenue for fiscal year ended February 28, 2017.

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

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

Under each of these agreements, TAL Beijing or Lebai Information has sole discretion to decide when to exercise the option, and whether to exercise the option in part or in full. Unless earlier terminated by mutual agreement of all parties, these agreements shall remain effective until TAL Beijing and Lebai Information exercise their purchase right to purchase all the VIEs' equity interests according to these agreements.

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Spousal consent letter: The spouse of each shareholder of the VIEs has entered into a spousal consent letter to acknowledge that she is aware of, and consents to, the execution by her spouse of the call option agreement described above. Each spouse further agrees that she will not take any actions or raise any claims to interfere with the performance by her spouse of the obligations under the above mentioned agreements.

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

In the opinion of Maples and Calder (Hong Kong) LLP, the Company's Cayman Islands legal counsel, the deed of undertaking constitutes the legal, valid and binding obligations of Mr. Bangxin Zhang, which cannot be unilaterally revoked by Mr. Bangxin Zhang, and is enforceable in accordance with its terms under existing Cayman Islands laws.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to the VIE structure - continued

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

The VIE arrangements

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

	As of February 29,	As of February 28,
	2016	2017

Cash and cash equivalents	$239,371,252	$129,006,713
Term deposits	8,090,042	-
Prepaid expenses and other current assets	24,983,517	183,886,072
Total current assets	272,444,811	312,892,785
Property and equipment, net	82,652,777	120,949,643
Other non-current assets	163,504,716	392,352,040
Total assets	518,602,304	826,194,468
Deferred revenue-current	260,137,064	465,944,822
Accrued expenses and other current liabilities	80,414,871	127,137,865
Total current liabilities	340,551,935	593,082,687
Total non-current liabilities	9,510,846	27,789,961
Total liabilities	$350,062,781	$620,872,648

	For the year ended	For the year ended	For the year ended
	February 28,	February 29,	February 28,
	2015	2016	2017

Net revenues	$393,401,571	$575,928,039	$978,290,610
Net income	$121,489,140	$175,088,200	$279,491,964

	For the year ended	For the year ended	For the year ended
	February 28,	February 29,	February 28,
	2015	2016	2017

Net cash provided by operating activities	$85,654,272	$200,357,576	$211,244,112
Net cash used in investing activities	$(60,089,867)	$(111,318,060)	$(298,626,732)
Net cash used in financing activities	$-	$-	$(16,376,965)

As of February 28, 2015, February 29, 2016 and February 28, 2017, the balance of the amount payable by the VIEs and their subsidiaries and schools to TAL Beijing, Lebai Information or their designated affiliates related to the service fees was $18.7 million, $17.9 million and $49.0 million, respectively, and was eliminated upon consolidation. There are no consolidated VIEs' assets that are collateral for the VIEs' obligations and can only be used to settle the VIEs' obligation.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

The following consolidated financial statement balances and amounts of the Company and its subsidiaries, excluding the Company's VIEs and VIEs' subsidiaries and schools, were included in the accompanying consolidated financial statements after the elimination of inter-company transactions and balances among the Company, its subsidiaries, its VIEs and VIEs’ subsidiaries and schools in the Group:

	As of February 29,	As of February 28,
	2016	2017

Cash and cash equivalents	$194,670,784	$341,210,291
Term deposits	9,202,594	-
Prepaid expenses and other current assets	39,541,385	217,017,929
Total current assets	243,414,763	558,228,220
Property and equipment, net	31,976,906	33,357,075
Other non-current assets	267,385,060	411,126,188
Total assets	542,776,729	1,002,711,483
Deferred revenue-current	20,797,686	38,202,210
Accrued expenses and other current liabilities	21,813,806	35,855,446
Total current liabilities	42,611,492	74,057,656
Total non-current liabilities	227,967,273	453,111,316
Total liabilities	$270,578,765	$527,168,972

	For the year ended	For the year ended	For the year ended
	February 28,	February 29,	February 28,
	2015	2016	2017

Net revenues	$40,567,998	$44,020,738	$64,809,045
Net loss	$(54,345,119)	$(72,332,000)	$(167,002,120)

	For the year ended	For the year ended	For the year ended
	February 28,	February 29,	February 28,
	2015	2016	2017

Net cash provided by/ (used in) operating activities	$61,923,715	$(12,639,156)	$148,313,329
Net cash used in investing activities	$(85,695,143)	$(104,033,927)	$(219,638,616)
Net cash provided by financing activities	$201,837,942	$645,989	$214,673,801

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of their statutory reserve and their paid in capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 23 for disclosure of restricted net assets.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America ("U.S. GAAP").

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, which are accounted for under the voting interest model, and its VIEs, VIEs’ subsidiaries and schools consolidated under the variable interest entity consolidation model. All inter-company transactions and balances have been eliminated upon consolidation.

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

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

The Company has considered the existence of related party relationships, e.g. ownership of an equity interest in the Company and the VIEs, and the effect that might have on the enforceability of the contractual agreements and in turn whether they are substantive. The Company believes there are no barriers to exercise its rights under the contracts and therefore they are substantive and appropriately considered in the consolidation analysis in accordance with ASC 810. In assessing the shareholdings of certain individual parties in the Company and in the VIEs, specifically Mr. Bangxin Zhang, the Company acknowledges that from November 23, 2011, Mr. Bangxin Zhang, a majority nominee shareholder in the VIEs, also holds a majority voting interest in the Company, which resulted from conversion of Class B common shares with ten votes per share to Class A common shares with one vote per share by other shareholders. Therefore, the Company has reassessed the consolidation of its VIEs.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments, which are unrestricted as to withdrawal or use, or have remaining maturities of three months or less when purchased.

Term deposits

Term deposits consist of deposits placed with financial institutions with original maturities of greater than three months and less than one year. If the term deposits are withdrawn before maturity date, the Group will be subject to a significant penalty for early redemption.

Restricted cash

The Group's restricted cash is related to deposits required by PRC government authorities for establishing new schools and subsidiaries and interest deposits in connection with the term and revolving facilities agreement disclosed in Note 13.

Short-term investments

Short-term investments include wealth management products, which are mainly deposits with variable interest rates placed with financial institutions and are restricted as to withdrawal and use. The Group classifies the wealth management products as “held-to-maturity” securities. The original maturities of the short-term investments are greater than three months, but less than twelve months.

For investment products indexed to an underlying stock or stock market, the Group elects the fair value method to record them at fair value in accordance with ASC 825 Financial Instruments. Changes in the fair value are reflected in the consolidated statements of operations.

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

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

Business combinations occurred during the year ended February 28, 2017 are disclosed in Note 3.

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

Trade name and domain names	3.0-10.4 years
Copyrights	3.0-5.0 years
Student and user base	1.3-7.0 years
Technology	5.0 years
Partnership agreements	2.6-3.5 years
Non-compete agreements	2.0-3.0 years
Education licenses	1.7-5.0 years
Customer relationship	3.0-5.0 years
Concession	3.0-5.0 years
School cooperation agreements	5.0-6.4 years
Teaching materials	10.0 years

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

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

ASC 350-20 permits the Group to first assess qualitative factors to determine whether it is "more likely than not" that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. Absent from any impairment indicators, the Group performs its annual impairment test on the last day of each fiscal year.

The Group does not choose to perform the assessment of qualitative factors for goodwill impairment and performs its annual impairment test using a two-step approach. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liabilities representing the implied fair value of goodwill.

The Group recognized no impairment loss on goodwill for any of the periods presented.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Long-term investments - continued

Available-for-sale investments-continued

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

Fair value of financial instruments is discussed in Note 14.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition

The Group recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured. Revenue is reported net of business tax, value added tax ("VAT") and related surcharge.

The primary sources of the Group's revenues are as follows:

(a)	Educational programs and services

The educational programs and services primarily consist of after-school group tutoring (including Xueersi Peiyou small class, Mobby courses and Firstleap) and after-school one-on-one tutoring. Tuition revenue is generally collected in advance and is initially recorded as deferred revenue. Tuition revenue is recognized proportionately as the tutoring sessions are delivered. The revenue for educational programs and services for the years ended February 28, 2015, February 29, 2016 and February 28, 2017 are $415,002,434, $585,046,737 and $950,417,433, respectively.

Generally, for Xueersi Peiyou small class courses consisting of more than seven classes per course, the Group offers refunds for any remaining classes to students who decide to withdraw from a course, provided the course is less than two-thirds completed at the time of withdrawal. The refund is equal to and limited to the amount related to the undelivered classes. After two-thirds of a Xueersi Peiyou small class course is delivered, no refund will be provided. For Xueersi Peiyou small class courses with less than seven classes, no refund will be provided after the commencement of the courses. In a few cities, the Group offers proportional refunds for all undelivered classes regardless of the length of the courses. For most Mobby courses, the Group offers refunds of 60% of courses fees received to students who withdraw from a course, provided the course is less than one-third completed at the time of withdrawal. After one-third of the course is completed, no refund will be provided. Some of Mobby courses provide proportional refunds for all undelivered classes no matter when a refund is requested. For Firstleap, the Group offers refunds of 50% of courses fees received to students who withdraw from a course, provided the course is less than one-third completed at the time of withdrawal. After one-third of the course is completed but less than half of the courses completed at the time of withdrawal, one-third of the courses fees could be refunded. After half of the course is completed, no refund will be provided. For personalized premium services, a student can withdraw at any time and receive a refund equal to and limited to the amount related to the undelivered classes. The refund is recorded as a reduction of the related deferred revenue and has no impact on recognized revenue. Historically, the Group has not experienced material refunds on recognized revenue, and as such, no accrual for estimated refunds is deemed necessary.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

(a)	Educational programs and services - continued

The Group distributes coupons to attract both existing and prospective students to enroll in its courses. The coupon has fixed dollar amounts and can only be used against future courses. The coupon is accounted for as a reduction of revenue when the relevant revenue is recognized in the consolidated statements of operations.

The Group has a sales incentive plan effective from September 1, 2013 for after-school one-on-one tutoring services. Under the sales incentive plan, students can get certain number of free classes in the future based on the amounts of tuition fees they deposit and consume. The sales incentive plan was terminated on July 1, 2016. The tuition fees deposited by students through that date can still be applied to the sales incentive plan until completely consumed. Revenue is recognized proportionately as the tutoring sessions are delivered by applying the related discount rates based on the deposited amounts. If there are any changes in the discount rates due to additional tuition fee payment or tuition fee refund, changes in revenue are recognized using a cumulative catch-up method.

(b)	Online education services through www.xueersi.com

The online education services provided by the Group through www.xueersi.com to its students include live class and pre-recorded course content and the revenue for the years ended February 28, 2015, February 29, 2016 and February 28, 2017 are $15,489,758, $24,710,561 and $48,878,453, respectively.

Students enroll for online courses through www.xueersi.com by the use of prepaid study cards or payment to the Group's on-line accounts. The proceeds collected are initially recorded as deferred revenue. For live class courses, revenues are recognized proportionately as the tutoring sessions are delivered. For pre-recorded course content, revenues are recognized on a straight line basis over the subscription period from the date in which the students activate the courses to the date in which the subscribed courses end. Refunds are provided to the students who decide to withdraw from the subscribed courses within the course offer period and a proportional refund is based on the percentage of untaken courses to the total courses offered. Historically, the Group has not experienced material refunds on the recognized revenue, and as such, no accrual for estimated refunds is deemed necessary.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition – continued

(c)	Others

Other revenues are primarily derived from 1) advertising services provided on the Group's online platforms; 2) educational materials sales; and 3) consulting service and test preparation courses related to overseas studying. Revenue is recognized after a contract is signed, the price is fixed or determinable, services or products are delivered and collection is reasonably assured. Other revenues for the years ended February 28, 2015, February 29, 2016 and February 28, 2017 are $3,477,377, $10,191,479 and $43,803,769, respectively.

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

Value added tax

Pursuant to the PRC tax laws, in case of any product sales, generally the VAT rate is 3% of the gross sales for small scale VAT payer and 17% of the gross sales for general VAT payer. TAL Beijing and Xueersi Education are deemed as general VAT payer since January 2010 and August 2010 respectively for the sales of guidance materials and the intercompany sales of self-developed software. For general VAT payer, VAT on sales is calculated at 17% on revenue from product sales and paid after deducting input VAT on purchases. The net VAT balance between input VAT and output VAT is reflected in the accounts under other taxes payable.

The Group's online education services and inter-company technical services are subject to VAT at the rate of 6% of revenue for general VAT payer and hence Beijing Xintang Sichuang, TAL Beijing, Xueersi Education and Yidu Huida are deemed as general VAT payer at the rate of 6% since September 2012. Zhixuesi Beijing was deemed as general VAT payer at the rate of 6% since August 2013 and elects a simple VAT collection method since November 2016. Xinxin Xiangrong and Pengxin TAL are deemed general VAT payers at the rate of 6% since June 2015 and May 2016, respectively.

Xueersi Education enjoys VAT exemption for book sales from February 2014 to December 2017.

Since May 2016, in accordance with Cai Shui [2016] No. 68, non-academic education service providers who are general VAT payer could elect a simple VAT collection method and apply for a 3% VAT rate. The Group’s schools which were previously subject to business tax are now subject to a VAT rate of 3%.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

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

Advertising costs

The Group expenses advertising costs as incurred. Total advertising costs incurred were $3,276,393, $2,637,778 and $5,331,088 for the years ended February 28, 2015, February 29, 2016 and February 28, 2017, respectively, and have been included in selling and marketing expenses in the consolidated statements of operations.

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

Government subsidies received totaled $440,210, $3,301,463 and $3,107,229 for the years ended February 28, 2015, February 29, 2016 and February 28, 2017, respectively. The Group recorded $464,327, $3,327,169 and $3,113,877 government subsidies as other income for the years ended February 28, 2015, February 29, 2016 and February 28, 2017, respectively.

Foreign currency translation

The functional and reporting currency of the Company is the United States dollar. The functional currency of the Company's PRC subsidiaries, VIEs and VIEs' subsidiaries and schools in the PRC is Renminbi ("RMB").

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the year are converted into the functional currencies at the applicable rates of exchange prevailing at the transaction dates. Transaction gains and losses are recognized in the consolidated statements of operations. For the years ended February 28, 2015, February 29, 2016 and February 28, 2017, the Group recorded exchange loss of $1,691,122, $5,186,540 and $1,288,132 respectively in other income/expense in the consolidated statements of operations.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation - continued

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

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents, term deposits and restricted cash of the Group included aggregate amounts of $372,001,401 and $316,351,713 as of February 29, 2016 and February 28, 2017, respectively, which were denominated in RMB.

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Concentration of credit risk

Financial instruments that potentially expose the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, term deposits and restricted cash. The Group places its cash and cash equivalents, term deposits and restricted cash in financial institutions with high credit ratings.

Financial instruments

The Group's financial instruments consist primarily of cash and cash equivalents, term deposits, restricted cash, short-term investments, amounts due from related parties and amounts due to related parties, accounts payable, income tax payable, long-term debt and bond payable. The carrying amount of long-term debt approximates fair value as its interest rates are at the same level of current market yield for comparable debts. The carrying amounts of other financial instruments, except for bond payable, approximate their fair values because of their generally short maturities. The bond payable is recorded at amortized cost.

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

Recent accounting pronouncements adopted

In June 2014, the Financial Accounting Standards Board ("FASB") issued a new pronouncement which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation – Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved.

The amendments in this Accounting Standards Update ("ASU") are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements adopted - continued

Entities may apply the amendments in this ASU either: (a) prospectively to all awards granted or modified after the effective date; or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. If retrospective transition is adopted, the cumulative effect of applying this ASU as of the beginning of the earliest annual period presented in the financial statements should be recognized as an adjustment to the opening retained earnings balance at that date. In addition, if retrospective transition is adopted, an entity may use hindsight in measuring and recognizing the compensation cost. The Group adopted this ASU on March 1, 2016 and determined it has no impact in the current year.

In February 2015, the FASB issued the ASU 2015-02, “Amendments to the Consolidation Analysis”. The objective of issuing the amendments is to change the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. The amendments are an improvement to current U.S. GAAP because they simplify the Codification and reduce the number of consolidation models through the elimination of the indefinite deferral of Statement 167 and because they place more emphasis on risk of loss when determining a controlling financial interest. The amendments are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. A reporting entity may apply the amendments in this Update using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption. A reporting entity also may apply the amendments retrospectively. The Group adopted this ASU on March 1, 2016 and determined it has no impact in the current year.

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements adopted-continued

The amendments are effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. A reporting entity should apply the amendments retrospectively to all periods presented. The retrospective approach requires that an investment for which fair value is measured using the net asset value per share practical expedient be removed from the fair value hierarchy in all periods presented in an entity’s financial statements. Earlier application is permitted. The Group adopted this ASU on March 1, 2016 and determined it has no impact in the current year.

In September 2015, the FASB issued a new pronouncement ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. To simplify the accounting for adjustments made to provisional amounts recognized in a business combination, the amendments eliminate the requirement to retrospectively account for those adjustments. Under this ASU, an acquirer must recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The ASU also requires acquirers to present separately on the face of the income statement, or disclose in the notes, the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. For public business entities, the ASU is effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The ASU must be applied prospectively to adjustments to provisional amounts that occur after the effective date. Early adoption is permitted for financial statements that have not been issued. The Group adopted this ASU on March 1, 2016 and the effects of the pronouncement have been reflected in the consolidated financial statements.

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

The amendments apply to all organizations that present a classified balance sheet. For public companies, the amendments are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. This ASU may be applied prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Group elected to early adopt this new guidance on a prospective basis and have applied the changes to all deferred tax liabilities and assets and to the consolidated balance sheet as of February 28, 2017. The Group did not retrospectively apply the changes to prior periods.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

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

In August 2015, FASB issued its final standard formally amending the effective date of the new revenue recognition guidance. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The new revenue guidance may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption.

The Group is in the process of evaluating the impact of this pronouncement to its consolidated financial statements.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

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

The new guidance is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The new guidance permits early adoption of the own credit provision. Adoption of the amendment must be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, except for amendments related to equity instruments that do not have readily determinable fair values which should be applied prospectively. The Group is in the process of evaluating the impact of the adoption of this ASU.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

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

In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The new guidance simplifies certain aspects related to income taxes, statement of cash flows, and forfeitures when accounting for share-based payment transactions. Certain of the amendments related to timing of the recognition of tax benefits and tax withholding requirements should be applied using a modified retrospective transition method. Amendments related to the presentation of the statement of cash flows should be applied retrospectively. All other provisions may be applied on a prospective or modified retrospective basis. For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application will be permitted. The Group plans to adopt this new guidance starting from the first quarter of fiscal year 2018 and does not expect the adoption of this update to have a material impact on its consolidated financial statements.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements. This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. This Accounting Standards Update affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. For public business entities that are U.S. Securities and Exchange Commission (SEC) filers, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. All entities may adopt the amendments in this Update through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Group is evaluating the impact of the adoption of this standard on its consolidated financial statements.

In August 2016, the FASB issued new pronouncements ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The amendments in this Update provide guidance on the following specific cash flow issues such as: (1) Contingent Consideration Payments Made After a Business Combination; (2) Distributions Received from Equity Method Investees. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. An entity that elect early adoption must adopt all of the amendments in the same period. The Group is in the process of evaluating the impact of this ASU to its consolidated financial statements.

In October 2016, the FASB issued a new pronouncement, ASU 2016-17, which amends the guidance in U.S. GAAP on related parties that are under common control. Specifically, the new ASU requires that a single decision maker consider indirect interests held by related parties under common control on a proportionate basis in a manner consistent with its evaluation of indirect interests held through other related parties. That is, the single decision maker does not consider indirect interests held through related parties as equivalent to direct interests in determining whether it meets the economics criterion to be a primary beneficiary. The ASU does not change the need for a single decision that has determined that it individually does not meet the criterion to be a primary beneficiary to then evaluate whether the related-party group meets these conditions and, if so, to determine whether the single decision maker is the party most closely associated with the variable interest entity in the related-party group. For public business entities, the guidance in ASU 2016-17 is effective for annual periods beginning on or after December 15, 2016, including interim and annual periods. Entities that have not yet adopted ASU 2015-02 are required to adopt the guidance in ASU 2016-17 at the same time they adopt the amendments in ASU 2015-02. All entities are allowed to early adopt the new guidance and may do so in an interim period. The Group does not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

In November 2016, the FASB issued ASU 2016-18: Statement of Cash Flows (Topic 230): Restricted Cash. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update do not provide a definition of restricted cash or restricted cash equivalents.  The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years.  Early adoption is permitted, including adoption in an interim period.  The amendments in this Update should be applied using a retrospective transition method to each period presented.  The Group is in the process of evaluating the impact of the Update on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01: Business Combinations (Topic 805): Clarifying the Definition of a Business.  The Update requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated. If the screen is not met, the amendments in this Update (1) require that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (2) remove the evaluation of whether a market participant could replace missing elements.  Public business entities should apply the amendments in this Update to annual periods beginning after December 15, 2017, including interim periods within those periods.  Early application of the amendments in this Update is allowed. The amendments in this Update should be applied prospectively on or after the effective date. No disclosures are required at transition.  The Group is in the process of evaluating the impact of the Update on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04: Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. To simplify the subsequent measurement of goodwill, the Board eliminated Step 2 from the goodwill impairment test. Under the amendments in this Update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity should apply the amendments in this Update on a prospective basis. An entity is required to disclose the nature of and reason for the change in accounting principle upon transition. A public business entity that is a SEC filer should adopt the amendments in this Update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group is in the process of evaluating the impact of the Update on its consolidated financial statements.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

3.	BUSINESS ACQUISITION

Business acquisitions in fiscal year 2017:

During the year ended February 28, 2017, the Group made several business acquisitions. Each acquisition has been recorded using the acquisition method of accounting, and accordingly, the acquired assets and liabilities assumed were recorded at their fair value at the date of acquisition. The results of these acquired entities' operations have been included in the consolidated financial statements since the date of acquisition. Goodwill primarily represents the expected synergies from combining the acquired businesses with the business of the Group.

Acquisition of Shunshun Bida

In December 2015, the Group acquired 30% equity interest in Shunshun Bida, which primarily provides study abroad intermediary service. On July 31, 2016, the Group increased its shareholding to 66% with cash consideration of $19,119,796 and common shares issued with fair value of $13,558,991 on the acquisition date. The settlement was made in fiscal year 2017. The Group obtained control of the acquiree and applied acquisition method of accounting on the acquisition date.

The purchase price consisted of the following:

US$

Cash consideration	$19,119,796
Common shares	13,558,991
Fair value of the previously held 30% equity interest:
Carrying amount	10,515,391
Gain on remeasurement of fair value as of acquisition date	25,225,611
Total	$68,419,789

The purchase price was allocated as of July 31, 2016, the date of acquisition, as follows:

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

3.	BUSINESS ACQUISITION - continued

Business acquisitions in fiscal year 2017-continued:

		Amortization
	US$	period

Cash and cash equivalents	$11,121,264
Other current assets	12,782,176
Rental deposits	1,306,135
Property and equipment, net	423,538
Intangible assets
Trade name	6,780,070	10.4 years
School cooperation agreements	3,344,834	6.4 years
Goodwill	93,004,827
Other current liabilities	(4,642,267)
Deferred revenue	(24,750,882)
Deferred tax liabilities	(2,052,906)
Noncontrolling interest	(28,897,000)
Total purchase consideration	$68,419,789

The purchase price allocation, as disclosed, was determined by the Group with the assistance of an independent valuation appraiser. The fair value of the purchased intangible assets was measured by using the “income approach-excess earnings” and “relief from royalty” valuation methods.

In November 2016, the Group acquired additional 14% interest in Shunshun Bida with a total cash consideration of $16,310,319 from a noncontrolling interest holder. This was accounted for as an equity transaction. As a result, the Group owns 80% equity interest of Shunshun Bida as of February 28, 2017.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

3.	BUSINESS ACQUISITION - continued

Business acquisitions in fiscal year 2017-continued:

Acquisition of Guangzhou after-school one-on-one tutoring business component ("Guangzhou Tutoring")

In November 2016, the Group surrendered a portion of Series C convertible redeemable preferred shares of Changing Education Inc. ("Changing") in exchange for Guangzhou Tutoring valued at $50 million, which was formerly a component of the Group and disposed to Changing in part of the Group's investment on Series C convertible redeemable preferred shares in August 2015.

Due to business focus realignment, Changing concluded that Guangzhou Tutoring no longer fits well with its overall business strategy and decided to exit its ownership and operation of Guangzhou Tutoring. Changing approached the Group and negotiated the terms which both parties agreed on the valuation and the exchange. Please refer to Note 14(a)(5) and Note 15.

The purchase price was allocated as of November 30, 2016, the date of acquisition, as follows:

		Amortization
	US$	period

Cash and cash equivalents	$4,381,051
Other current assets	5,044,431
Intangible assets
Student base	4,605,000	5.1 years
Goodwill	46,546,189
Deferred revenue	(9,425,421)
Deferred tax liabilities	(1,151,250)
Total purchase consideration	$50,000,000

The purchase price allocation, as disclosed, was determined by the Group with the assistance of an independent valuation appraiser. The fair value of the purchased intangible assets was measured by using the “income approach-excess earnings” valuation method.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

3.	BUSINESS ACQUISITION - continued

Business acquisitions in fiscal year 2017 - continued:

Acquisition of Shanghai Yaya

In August 2016, the Group acquired 51% equity interest in Shanghai Yaya, which primarily operates an online platform focusing on kids and maternity market, with total cash consideration of $24,910,031. The Group paid $9,559,154 in prior year through a bridge loan and $15,350,877 in August 2016. The Group obtained three out of five board seats of Shanghai Yaya. It applied acquisition method of accounting on the date when control was obtained.

The purchase price was allocated as of August 26, 2016, the date of acquisition, as follows:

		Amortization
	US$	period

Cash and cash equivalents	$616,947
Account receivables	4,869,685
Other current assets	845,178
Rental deposits	89,375
Property and equipment, net	90,426
Intangible assets
Trade name	5,727,995	10.0 years
Customer relationship	3,703,704	4.3 years
User base	659,769	1.3 years
Goodwill	30,888,052
Other current liabilities	(1,614,688)
Deferred tax liabilities	(2,522,867)
Noncontrolling interest	(18,443,545)
Total purchase consideration	$24,910,031

The purchase price allocation, as disclosed, was determined by the Group with the assistance of an independent valuation appraiser. The fair value of the purchased intangible assets was measured by using the “income approach-excess earnings”, “relief from royalty” and "cost method" valuation methods.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

3.	BUSINESS ACQUISITION - continued

Business acquisitions in fiscal year 2017 - continued:

Other acquisitions

During the year ended February 28, 2017, the Group made several other business acquisitions. The total consideration of these business acquisitions included 1) cash of $12,340,722, and 2) newly issued common share valued at $3,464,230. The intangible assets, goodwill and noncontrolling interest acquired from these business acquisitions were $3,346,694, $14,141,026 and $1,393,912, respectively.

The results of operations for all these acquired entities have been included in the Group’s consolidated financial statements from their respective acquisition dates. The acquired goodwill is not deductible for tax purposes.

The following summarized unaudited pro forma results of operations for the years ended February 29, 2016 and February 28, 2017 assuming that these acquisitions during the year ended February 28, 2017 occurred as of March 1, 2015. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred as of March 1, 2015, nor is it indicative of future operating results.

	For the years ended
	February 29/28,
	2016	2017
	(Unaudited)	(Unaudited)

Pro forma net revenues	$645,751,588	$1,062,742,905
Pro forma net income attributable to TAL Education Group	$95,833,307	$112,849,625
Pro forma net income per share - basic	$0.60	$0.69
Pro forma net income per share - diluted	$0.56	$0.64

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

3.	BUSINESS ACQUISITION - continued

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

The purchase price was allocated as of January 22, 2016, the date of acquisition, as follows:

		Amortization
	US$	period

Cash and cash equivalents	$20,942,238
Other current assets	5,610,330
Property and equipment, net	5,423,538
Rental deposits	1,228,525
Intangible assets
Student base	4,547,390	7 years
Trade name	5,079,693	10 years
Goodwill	61,701,300
Other current liabilities	(13,260,800)
Deferred revenue	(45,093,685)
Noncontrolling interest	400,241
Total purchase consideration	$46,578,770

The purchase price allocation described above was determined by the Group with the assistance of an independent valuation appraiser. The fair value of the purchased intangible assets was measured by using the “income approach-excess earnings” and “relief from royalty” valuation methods.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

3.	BUSINESS ACQUISITION - continued

Business acquisitions in fiscal year 2016 - continued:

Acquisition of Yinghe Youshi

In January 2015, the Group acquired 38.37% equity interest in Yinghe Youshi, an online education company who primarily provides online preparation services of English tests for study abroad purposes, with a consideration of $4,284,233 in cash. In February 2016, the Group increased its shareholding to 70.51% with a cash consideration of $7,856,523. The Group obtained control of the acquiree and applied acquisition method of accounting on the date when control was obtained.

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

The purchase price allocation described above was determined by the Group with the assistance of an independent valuation appraiser. The fair value of the purchased intangible assets was measured by using the “relief from royalty” valuation method.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

3.	BUSINESS ACQUISITION - continued

Business acquisitions in fiscal year 2016 - continued:

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

	For the years ended
	February 28/29,
	2015	2016
	(Unaudited)	(Unaudited)

Pro forma net revenues	$459,447,759	$660,332,001
Pro forma net income	$52,981,781	$94,756,008
Pro forma net income per share - basic	$0.33	$0.59
Pro forma net income per share - diluted	$0.32	$0.52

4.	SHORT-TERM INVESTMENTS

Short-term investments consisted of the following:

	As of	As of
	February 29,	February 28,
	2016	2017

Held-to-maturity investments (1)	$27,470,431	$171,703,197
Variable-rate financial instruments (2)	-	57,753,200
	$27,470,431	$229,456,397

(1)	The Group purchased wealth management products from financial institutions in China and classified them as held-to-maturity investments as the Group has the positive intent and ability to hold the investments to maturity. The maturities of these financial products range from three months to twelve months. The Group estimated that their fair value approximate their amortized costs.

(2)	In fiscal year 2017, the Group purchased several one-year investment products indexed to different stock or stock markets. The Group accounted for them at fair value and recorded a $1,246,800 loss resulting from changing in fair value for the year ended February 28, 2017.

There was no impairment on these investments during the years ended February 28, 2015, February 29, 2016 and February 28, 2017.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of	As of
	February 29,	February 28,
	2016	2017

Prepaid rental	$13,916,820	$16,550,792
Prepayments to suppliers (1)	7,954,634	36,763,795
Interest receivable	1,977,686	4,347,655
Staff advances (2)	1,851,588	2,680,725
Loan to employees (3)	1,617,703	4,095,974
Deposit with third parties	709,653	509,721
ADR receivable	115,000	115,000
Study cards receivable	36,028	1,146,482
Receivable from rendered online advertising services	1,252,775	6,828,823
Receivable from an available-for-sale investment investee (4)	-	81,099,081
Others	2,605,520	6,084,775
	$32,037,407	$160,222,823

(1)	Prepayments to suppliers are primarily for student recruitment services, advertising fees and server hosting fees. Student recruitment service fees are prepaid by the Group's study abroad business to recruitment agencies. Such prepayments are refundable if performance condition is not met.

(2)	Staff advances are provided to employees primarily for traveling, office expenses and other expenditures which are subsequently expensed as incurred.

(3)	The Group offers housing benefit plan to employees who have been employed by the Group for three years or more and met certain performance criteria. Under this benefit plan, the eligible employees receive interest-free loans for purposes of home purchases. Each loan has a term of four years and must be repaid by equal annual installments.

(4)	A domestic investee of the Group is in the process of terminating its VIE structure, as part of its domestic IPO plan. To facilitate the restructuring, the Group provided $81,099,081 to the investee and expects to receive the amount upon the completion of the investee's restructuring in the next few months.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of	As of
	February 29,	February 28,
	2016	2017

Building	$60,699,864	$58,823,576
Leasehold improvement	52,091,845	96,232,807
Computer, network equipment and software	40,073,992	55,431,263
Vehicles	784,921	627,190
Office equipment and furniture	7,002,411	12,721,964
Total cost of property and equipment	160,653,033	223,836,800
Less: accumulated depreciation	(46,023,350)	(69,530,082)
	$114,629,683	$154,306,718

For the years ended February 28, 2015, February 29, 2016 and February 28, 2017, depreciation expense was $11,728,577, $18,156,263 and $28,934,491, respectively.

7.	INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of	As of
	February 29,	February 28,
	2016	2017

Trade name and domain names	$10,656,322	$23,873,013
Copyrights	1,648,532	1,648,532
Student and user base	4,961,472	10,361,994
Technology	1,523,833	3,179,688
Partnership agreement	349,783	349,783
Non-compete agreements	49,846	306,268
Education licenses	297,861	297,861
Customer relationship	426,839	4,130,543
Concession	404,523	404,523
School cooperation agreements	-	3,419,696
Teaching materials	-	516,544
Total cost of intangible assets	20,319,011	48,488,445
Less: accumulated amortization	(5,153,133)	(9,780,439)
Add: foreign exchange difference	28,543	(741,198)
	$15,194,421	$37,966,808

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

7.	INTANGIBLE ASSETS, NET - continued

Domain names and copyrights were acquired from third parties and the rest of intangible assets were recorded as a result of business acquisitions.

The Group recorded amortization expense of $737,203, $1,026,761 and $4,627,306 for the years ended February 28, 2015, February 29, 2016 and February 28, 2017, respectively.

Estimated amortization expense of the existing intangible assets for the next five years is $6,504,447, $5,948,216, $5,796,685, $5,471,085 and $4,202,795, respectively.

The Group did not incur impairment loss on acquired intangible assets for the years ended February 28, 2015, February 29, 2016 and February 28, 2017.

8.	GOODWILL

Changes in the carrying amount of goodwill for the years ended February 29, 2016 and February 28, 2017 consisted of the following:

	As of	As of
	February 29,	February 28,
	2016	2017

Gross amount:
Beginning balance	$13,854,592	$88,546,783
Addition (Note 3)	74,700,577	184,580,094
Exchange difference	(8,386)	(4,439,926)
Ending balance	88,546,783	268,686,951

Accumulated impairment loss:
Beginning balance	$(1,524,266)	$(1,524,266)
Charge for the year	-	-
Ending balance	(1,524,266)	(1,524,266)
Goodwill, net	$87,022,517	$267,162,685

The Group did not incur impairment loss on goodwill for the years ended February 28, 2015, February 29, 2016 and February 28, 2017.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

9.	LONG-TERM PREPAYMENTS AND OTHER NON-CURRENT ASSETS

Long-term prepayments and other non-current assets consisted of the following:

	As of	As of
	February 29,	February 28,
	2016	2017

Long-term prepayments (1)	$9,021,180	$59,293,208
Loan to employees (2)	4,853,110	10,999,053
Loan receivables (3)	-	18,027,010
Other non-current assets (4)	11,447,401	7,788,646
	$25,321,691	$96,107,917

(1)	As of February 29, 2016 and February 28, 2017, the Group made prepayments to acquire minority equity interests in several third-party companies. The Group recognized $nil, $317,523 and $nil impairment loss during the fiscal years ended February 28, 2015, February 29, 2016 and February 28, 2017, respectively.

(2)	Please see Note 5(3) for details.

(3)	In October 2016, the Group provided a long term loan to a third party. The principal amount is $17,591,858 (equivalent to RMB 120,794,490) with the interest rate as 7.98% per annum. An interest of $435,152 was accrued for the year ended February 28, 2017. The loan principal and all interests will be received upon maturity. The third party pledged its equity interest in a privately held education company to the Group to guarantee the loan principal and interests.

(4)	As of February 29, 2016, other non-current assets mainly represented a bridge loan to a third party online company, which was converted into the Group's equity interest held in the borrower in fiscal year 2017.

As of February 28, 2017, other non-current assets were primarily made up of the unamortized debt issuance costs to be amortized beyond one year associated with the facilities under long-term debt as disclosed in Note 13.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

10.	LONG-TERM INVESTMENTS

Long-term investments consisted of the following:

	As of	As of
	February 29,	February 28,
	2016	2017

Cost method investments
Minerva Project, Inc. (1)	$18,000,003	$18,000,003
Knewton, Inc. (2)	5,000,001	11,582,167
Other cost method investments (3)	4,900,428	9,163,228
Equity method investments
Phoenix E-Learning Corporation (4)	29,742,696	24,157,270
Beijing Haoweilai Gongying Investment Center, LLP ("Gongying Fund") (5)	-	3,758,732
Shenzhen Youban Technology Company Limited (6)	6,216,215	5,783,156
Other equity method investments (7)	11,183,948	29,453,530
Fair value option investments (8)	10,523,000	10,158,514
Available-for-sale investments (8)	188,790,669	235,675,844
Total	$274,356,960	$347,732,444

(1)	In October 2014, the Group acquired minority equity interest in Minerva Project, Inc., a Delaware corporation that is committed to providing an exceptional and accessible liberal arts and sciences education for future leaders and innovators across all disciplines. The total consideration was $18,000,003. The Group applied cost method to account for the investment due to lack of ability to exercise significant influence and reviewed the investment for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. As of February 28, 2017, no impairment loss has been recorded in regard to the investment.

(2)	In January 2016, the Group acquired minority equity interest in Knewton, Inc., a company in adaptive learning incorporated in Delaware with total cash consideration of $5,000,001. In March 2016, the Group acquired additional minority equity interest in Knewton, Inc. with total cash consideration of $6,582,166. The Group applied cost method to account for the investment due to lack of ability to exercise significant influence and reviewed the investment for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. As of February 28, 2017, no impairment loss was recorded in regard to the investment.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

10.	LONG-TERM INVESTMENTS - continued

(3)	During the years ended February 29, 2016 and February 28, 2017, the Group acquired minority equity interest in several third-party private companies through investments in their common shares or in-substance common shares. The Group accounts for these investments under the cost method as the Group has no ability to exercise significant influence over the investees. The Group recorded $nil, $nil and $1,269,611 impairment loss during the fiscal years ended February 28, 2015, February 29, 2016 and February 28, 2017, respectively.

(4)	In December 2015, the Group invested $30,000,000 to acquire 32% equity interest of Phoenix E-Learning Corporation, which operates zxxk.com, an online educational platform serving the public school system in China. The Group has the ability to exercise significant influence but does not have control over the investee and used the equity method to account for the investment. The Group accounts for its investment in Phoenix E-Learning Corporation on a one quarter lag basis as the financial statements of this investee cannot be made available within a reasonable time.

(5)	In May 2016, the Group, two third parties which are related parties (“third party group”) established Gongying Fund, a limited liability partnership focusing on investing in private education companies. The Group and the third party group owns 20% and 80% equity interest of Gongying Fund, respectively. They are co-general partners of Gongying Fund. Gongying Fund’s scale is RMB259.0 million (equivalent of $37.7 million) that the Group and the third party group have committed to invest RMB51.6 million (equivalent of $7.5 million) and RMB207.4 million (equivalent to $30.2 million), respectively. As of February 28, 2017, both parties have fulfilled half of their respective capital commitment to Gongying Fund. The Group and the third party committed to invest the remaining portion upon the capital call of Gongying Fund.

All investment decisions made by Gongying Fund have to be approved by both parties. The Group has the ability to exercise significant influence but does not have control over Gongying Fund due to the other partner’s substantive participating rights, and thereby used the equity method to account for the investment.

In fiscal year 2017, Gongying Fund invested RMB70 million (equivalent of $10.2 million) to purchase minority equity interests of two privately held education companies. There is no profit distribution from Gongying Fund for the year ended February 28, 2017.

(6)	In September 2015, the Group acquired 20% equity interest in Shenzhen Youban Technology Company Limited, which is mainly engaged in development of online early education mobile application. The Group has the ability to exercise significant influence but does not have control over the investee and used the equity method to account for the investment.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

10.	LONG-TERM INVESTMENTS - continued

(7)	During the years ended February 29, 2016 and February 28, 2017, the Group acquired minority equity interests in several third-party private companies through investments in their common shares or in-substance common shares. Majority of the long-term investments are engaged in online education services. The Group accounts for these investments under the equity method because the Group has the ability to exercise significant influence but does not have control over the investees.

The Group recorded $nil, $5,622,221 and $757,591 impairment loss during the fiscal years ended February 28, 2015, February 29, 2016 and February 28, 2017, respectively.

(8)	Please refer to Note 14(a) fair value option investments and available-for-sale investments for details.

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of	As of
	February 29,	February 28,
	2016	2017

Accrued employee payroll and welfare benefits	$44,689,197	$79,867,924
Other taxes payable	9,568,342	13,769,327
Accrued employee annual bonus	3,740,558	5,956,144
Payable for investments and acquisitions	3,022,079	1,807,584
Interest payable	1,677,083	2,999,801
Accrued teaching material costs	417,137	917,475
Government subsidies	98,351	90,210
Examination enrollment fees collected on behalf of contests organizers	454,615	755,054
Professional service fee payable	208,249	230,098
Outsourcing service fee payable	-	646,674
Others	6,391,940	9,789,999
Total	$70,267,551	$116,830,290

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

12.	BOND PAYABLE

On May 21, 2014, the Company issued $230,000,000 in aggregate principal amount of convertible bond due on May 15, 2019 (the “Bond”), unless earlier repurchased, converted or redeemed. The Bond bears interest at a rate of 2.5% per year, payable semiannually in arrears on May 15 and November 15 of each year, beginning on November 15, 2014.

The net proceeds from the Bond, after deducting the issuance costs, were $224,722,942. The Company has accounted for the Bond as a single instrument as a long-term debt, bond payable. The value of the Bond is measured by the cash received. As of February 28, 2017, the fair value of the bond payable is $743,303,334, which is determined based on the quoted price in an active market (Level 1). Interest expense of $7,499,323 and $7,539,778 were recognized for the years ended February 29, 2016 and February 28, 2017, respectively.

The debt issuance costs of $5,277,058 were recorded as a reduction of the bond payable and amortized using the effective interest method over the period from issuance date to the earliest redemption date, May 15, 2017.

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

The main terms of the Bond are summarized as follows:

Conversion

The Bond are convertible into the Company’s American Depositary Shares (“ADSs”), at the option of the holders, in integral multiples of $1,000 principal amount, at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date. The conversion rate equals 38.0431 ADSs per $1,000 principal amount of the Bond, which represents an initial conversion price of $26.29 per ADS. During the year ended February 28, 2017, certain bond holders converted their bonds with carrying amount of $4,501,000 to 171,231 ADSs. Fractional ADSs were settled in cash.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

12.	BOND PAYABLE - continued

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

13.	LONG-TERM DEBT

On June 30, 2016, the Company entered into a three-year $400,000,000 term and revolving facilities agreement (the “Facilities Agreement”) with a group of arrangers led by Deutsche Bank AG, Singapore Branch, The facilities, a $225,000,000 three-year bullet maturity term loan and a $175,000,000 three-year revolving facility, are priced at 250 basis points over LIBOR. The interest is payable on a quarterly basis. The Company also paid commitment fee of 0.75% per annum based on the undrawn portion of the facilities for the period commencing on the commitment fee accrual commencement date to the end of the availability period applicable to the facilities. The use of proceeds of the facilities are for general corporate purposes.

The debt issuance cost of $12,000,000 was recorded as an asset and amortized over the period from June 30, 2016 to June 30, 2019.

The Facilities Agreement contains financial covenants on the Group’s tangible net worth, interest cover and leverage, and also it has acceleration clauses about the occurrence of an event of default. The Company is required to maintain restricted cash equivalent to a three-month period of interest expense for the duration of the Facilities Agreement.

As of February 28, 2017, the Company had drawn down $225,000,000 three-year bullet maturity term loan under the facility commitment. In connection with the facilities agreement, the Company entered into three interest rate swap agreements, of which the notional amount is $30,000,000, $30,000,000 and $50,000,000, respectively. Pursuant to the interest rate swap agreements, the loans will be settled with a fixed annual interest rate of 3.46%, 4.10% and 4.14% respectively, during the respective term of the loans.

The interest rate swap agreements meet the definition of a derivative in accordance with ASC 815. The fair value and the change in fair value of the derivatives related to the interest rate swap agreements were insignificant for the year ended February 28, 2017.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

14.	FAIR VALUE

(a)	Assets and liabilities measured at fair value on a recurring basis

The Group measured certain long-term investments at fair value on a recurring basis as of February 29, 2016 and February 28, 2017.

Fair value option investments

The Group accounted for its investments in two third-party companies using the fair value option which is how management assesses the return on these investments. Changes in fair value are reflected in the consolidated statement of operations.

	As of	As of
	February 29,	February 28,
	2016	2017

Fair value option investments
Long-term investment in a third-party online company (1)	$3,193,000	$3,062,191
Long-term investment in a third-party technology company (2)	7,330,000	7,096,323
	$10,523,000	$10,158,514

(1)	In February 2013, the Group acquired 16.85% equity interest in a third-party online education company with a total cash consideration of $3,080,000. The equity interest was acquired through the Group's purchase of its convertible redeemable preferred shares. The fair value change of the investment was $nil and $nil in fiscal year 2016 and 2017, respectively.

(2)	In August 2014, the Group acquired 4.76% equity interest in a third-party technology company with a total cash consideration of $5,000,000. The equity interest was acquired through the Group's purchase of its convertible redeemable preferred shares. The fair value change of the investment was an increase of $1,265,852 and $nil in fiscal year 2016 and 2017, respectively.

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

14.	FAIR VALUE - continued

(a)	Assets and liabilities measured at fair value on a recurring basis - continued

Fair value option investments - continued

For the years ended February 29, 2016 and February 28, 2017, the changes in the carrying amounts of long-term investments measured using the fair value option on a recurring basis were as follows:

Balance as of February 28, 2014	$3,080,000
Purchase	5,000,000
Changes in fair value	1,202,000
Balance as of February 28, 2015	$9,282,000
Changes in fair value	1,265,852
Foreign exchange difference	(24,852)
Balance as of February 29, 2016	$10,523,000
Foreign exchange difference	(364,486)
Balance as of February 28, 2017	$10,158,514

Available-for-sale investments

The Group accounted for the following investments as debt securities and classified as available-for-sale investments, which were measured subsequently at fair value in the balance sheet and unrealized holding gains and losses were reported in other comprehensive income.

	As of	As of
	February 29,	February 28,
	2016	2017

Available-for-sale investments in:
BabyTree Inc. (3)	$25,417,000	$98,216,000
Guokr Corporation Limited (4)	15,745,000	15,745,000
Changing (5)	91,536,000	65,623,000
Shunshun Bida (6)	10,515,391	-
Other third-party companies (7)	45,577,278	56,091,844
	$188,790,669	$235,675,844

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

14.	FAIR VALUE - continued

(a)	Assets and liabilities measured at fair value on a recurring basis - continued

Available-for-sale investments - continued

(3)	In January 2014, the Group acquired minority equity interests in BabyTree Inc. by purchasing its Series E convertible redeemable preferred shares with a total cash consideration of $23,475,000. BabyTree Inc. was incorporated in the Cayman Islands and is an online parenting community and an online retailer of maternity and kids products. The fair value change of the investment was an increase of $1,108,000 and $72,799,000 in fiscal years 2016 and 2017, respectively.

(4)	In October 2014, the Group acquired minority equity interests in Guokr Corporation Limited by purchasing its Series C convertible redeemable preferred shares with a total cash consideration of $15,000,000. Guokr Corporation Limited was incorporated in the Cayman Islands and is an open, diverse interest community of science and technology that provides interesting science and technology content. The fair value change of the investment was an increase of $274,000 and $nil in fiscal years 2016 and 2017, respectively.

(5)	In April and August 2015, the Group aggregately acquired 30% equity interest in Changing, which operates a customer-to-customer mobile tutoring platform in China. The equity interest was acquired through the Group's purchase of its Series B+ and Series C convertible redeemable preferred shares.

In fiscal year 2017, the Group entered into agreements with Changing and its founders to

a)	Purchase a portion of ordinary shares from one of Changing’s founders with cash consideration of $4,825,000. Immediately later Changing replaced these ordinary shares held by the Group with Series B+ convertible redeemable preferred shares at no additional costs.
b)	Surrender a portion of Series C convertible redeemable preferred shares to Changing in exchange for the Guangzhou Tutoring which was disposed in fiscal year 2016. Please refer to Note 3 and Note 15 for details.
c)	Purchase a portion of Series C convertible redeemable preferred shares of Changing with total cash consideration of $17,861,744, of which $12,171,744 was paid in fiscal year 2017.

The above three transactions were discrete and separately accounted for. An increase of change in fair value of the investment in Changing amounted to $5,220,210 and $1,400,256 in fiscal years 2016 and 2017.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

14.	FAIR VALUE - continued

(a)	Assets and liabilities measured at fair value on a recurring basis – continued

Available-for-sale investments - continued

(6)	In December 2015, the Group acquired 30% equity interest in Shunshun Bida who primarily provides study abroad intermediary service. In July 2016, the Group obtained control of Shunshun Bida and applied acquisition method of accounting on the date when control was obtained. Please refer to Note 3 for details.

(7)	In the year ended February 28, 2017, the Group also acquired minority equity interest in several other third-party private companies, the majority of which are engaged in online platform or online education services. The Group holds 1.3% to 30% equity interests of these companies through purchasing their convertible redeemable preferred shares. The Group accounted for the investments as available-for-sale investments. There was an increase of $3,974,626 and $743,478 change in fair value of those investments in fiscal years 2016 and 2017, respectively. The Group recorded $nil, $1,564,200 and $6,047,689 impairment loss during the years ended February 28, 2015, February 29, 2016 and February 28, 2017, respectively.

The long-term investments accounted for as available-for-sale investments on a recurring basis are as follows:

US$
Balance as of February 28, 2015	$55,252,420
Purchase	129,834,051
Disposal	(674,576)
Transfer out upon gaining control of Yinghe Youshi	(4,284,233)
Changes in fair value	10,576,836
Impairment loss	(1,564,200)
Foreign exchange difference	(349,629)
Balance as of February 29, 2016	$188,790,669

Purchase	40,412,690
Disposal (5)	(50,000,000)
Transfer out upon gaining control of Shunshun Bida	(10,515,391)
Transfer out due to change of accounting method	(1,165,077)
Changes in fair value	74,942,734
Impairment loss	(6,047,689)
Foreign exchange difference	(742,092)
Balance as of February 28, 2017	$235,675,844

As of February 29, 2016 and February 28, 2017, information about inputs for the fair value measurements of the Group's assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

14.	FAIR VALUE - continued

(a)	Assets and liabilities measured at fair value on a recurring basis - continued

	Fair Value Measurement at Reporting Date Using
		Quoted Prices in	Significant Other	Significant
	February 29,	Active Market for	Observable	Unobservable
Description	2016	Identical Assets	Inputs	Inputs
		(Level 1)	(Level 2)	(Level 3)

Long-term investments
Fair value option investments	$10,523,000	-	-	$10,523,000
Available-for-sale investments	$188,790,669	-	-	$188,790,669
Total	$199,313,669	-	-	$199,313,669

	Fair Value Measurement at Reporting Date Using
		Quoted Prices in	Significant Other	Significant
	February 28,	Active Market for	Observable	Unobservable
Description	2017	Identical Assets	Inputs	Inputs
		(Level 1)	(Level 2)	(Level 3)

Short-term investments
Variable-rate financial instruments	$57,753,200	-	$57,753,200	-
Long-term investments
Fair value option investments	$10,158,514	-	-	$10,158,514
Available-for-sale investments	$235,675,844	-	-	$235,675,844
Total	$303,587,558	-	$57,753,200	$245,834,358

(b)	Assets and liabilities measured at fair value on a nonrecurring basis

The Group measures its goodwill and acquired intangible assets at fair value on a nonrecurring basis when it is annually evaluated or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value as a result of the impairment assessments. The Group measures the purchase price allocation at fair value on a nonrecurring basis as of the acquisition dates. The Group measured acquired intangible assets using income approach - discounted cash flow method when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Group did not recognize any impairment loss related to goodwill and acquired intangible assets arising from acquisitions for the years ended February 28, 2015, February 29, 2016 and February 28, 2017.

The Group measures long-term investments (excluding the available-for-sale investments and fair value measured investments) at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. Please see Note 10(7) for details.

The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection of discounted future cash flow and the discount rate.

The fair value of the bond payable was disclosed in Note 12.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

15.	GAIN FROM DISPOSAL OF COMPONENTS

As disclosed in Note 14(a)(5), the Group aggregately acquired 30% equity interest in Changing in fiscal year 2016 through the following two investment agreements:

1)	In April 2015, the Group purchased Series B+ convertible redeemable preferred shares with total cash consideration of $6,315,790.

2)	In August 2015, the Group purchased Series C convertible redeemable preferred shares at $1.6922 per share. In the meantime, several third party investors purchased Series C convertible redeemable preferred shares at the same price. In exchange for this equity interest, the Group paid consideration which consisted of $30,000,000 in cash and the transfer of the Group's Guangzhou Tutoring. A gain of $50,000,000 from the disposal of the Guangzhou Tutoring was recognized during the year ended February 29, 2016.

In addition, a gain of $377,126 and $nil was recognized from disposal of another business component during the years ended February 29, 2016 and February 28, 2017, respectively.

16.	INCOME TAXES

Cayman Islands

The Company and Firstleap are tax-exempted companies incorporated in the Cayman Islands.

Hong Kong

TAL Hong Kong, Yidu Hong Kong and Firstleap Hong Kong were established in Hong Kong and are subject to Hong Kong Profits Tax on its activities conducted in Hong Kong. It is subject to Hong Kong profit tax at 16.5%. No provision for Hong Kong Profits tax has been made in the consolidated financial statements as it has no assessable income for the years ended February 28, 2015, February 29, 2016 and February 28, 2017.

PRC

Effective from January 1, 2008, a new Enterprise Income Tax Law, or ("the New EIT Law"), combined the previous income tax laws for foreign invested and domestic invested enterprises in the PRC by the adoption of a unified tax rate of 25% for most enterprises with the following exceptions.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

16.	INCOME TAXES - continued

PRC - continued

Certain qualified high and new technology enterprises that meet the definition of "high and new technology enterprise strongly supported by the state" ("HNTE") could benefit from a preferential tax rate of 15%. Xueersi Education was qualified as a HNTE and was subject to an enterprise income tax ("EIT") rate of 15% from calendar years 2012 through 2016.

TAL Beijing was qualified as a HNTE and was accordingly entitled to a preferential tax rate of 15% from calendar years 2014 through 2016 and is expected to be subject to an EIT rate of 15% as long as it maintains its status as an HNTE.

Yidu Huida was qualified as a HNTE and was accordingly entitled to a preferential tax rate of 15% from calendar years 2015 through 2017 and is expected to be subject to an EIT rate of 15% as long as it maintains its status as an HNTE. Yidu Huida applied for Key Software Enterprise status for calendar year 2016 and was approved in May 2017 which entitled Yidu Huida at the preferential tax rate of 10%. It applied 10% for calendar year 2016.

Beijing Xintang Sichuang was qualified as "Newly Established Software Enterprise" in calendar year 2013 and therefore it was entitled to a two-year exemption from EIT and a further reduction to 12.5% from calendar years 2015 through 2017.

Yinghe Youshi was also qualified as HNTE and was accordingly entitled to a preferential tax rate of 15% from calendar years 2016 through 2018. It is expected to be subject to an EIT rate of 15% as long as it maintains its status as an HNTE.

Provision (credit) for income tax consisted of the following:

	For the year ended	For the year ended	For the year ended
	February 28,	February 29,	February 28,
	2015	2016	2017

Current
- PRC income tax expenses	$11,827,735	$34,474,418	$37,720,637
Deferred
- PRC income tax expenses	(2,459,194)	(991,674)	(3,654,948)
Total	$9,368,541	$33,482,744	$34,065,689

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

16.	INCOME TAXES - continued

PRC - continued

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group's deferred tax assets and liabilities were as follows:

	As of	As of
	February 29,	February 28,
	2016	2017

Current deferred tax assets:
Prepaid rental	$758,552	$-
Less: valuation allowance	(20,146)	-
Current deferred tax assets, net	738,406	-

Non-current deferred tax assets:
Accrued payroll	-	4,776
Prepaid rental	-	1,694,073
Property and equipment	365,408	591,917
Intangible assets	9,414	28,353
Impairment loss on long-term investments	991,121	2,098,309
Tax losses carry-forward	14,242,569	27,830,452
Less: valuation allowance	(8,953,734)	(16,059,579)
Non-current deferred tax assets, net	6,654,778	16,188,301

Current deferred tax liabilities:
Accrued ADR income	34,500	-
Other	57,230	-
Current deferred tax liabilities	91,730	-

Non-current deferred tax liabilities:
Accrued ADR income	-	34,500
Intangible assets	663,813	5,959,102
Property and equipment	640,548	852,719
Long-term investments	-	6,339,565
Non-current deferred tax liabilities	$1,304,361	$13,185,886

(1)	The Group chose to early adopt ASU 2015-17 and classified all deferred taxes assets and liabilities as noncurrent as of February 28, 2017. The Group did not retrospectively apply the changes to prior years.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

16.	INCOME TAXES - continued

PRC - continued

As of February 28, 2017, tax loss carry-forward amounted to $112,487,099 and would expire by the end of calendar year 2022. The Company operates its business through its subsidiaries, its VIEs and their subsidiaries and schools. The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs and their subsidiaries and schools may not be used to offset other subsidiaries' or VIEs' earnings within the Group. Valuation allowance is considered on each individual subsidiary and VIE basis. A valuation allowance of $16,059,579 had been established as of February 28, 2017, in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group has concluded that there are no significant uncertain tax positions requiring recognition in financial statements for the years ended February 28, 2015, February 29, 2016 and February 28, 2017. The Group did not incur any significant interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future years.

According to the PRC Tax Administration and Collection Law, the tax authority may require the taxpayer or the withholding agent to make delinquent tax payment within three years if the underpayment of taxes is resulted from the tax authority's act or error. No late payment surcharge will be assessed under such circumstances. The statute of limitation will be three years if the underpayment of taxes is due to the computational errors made by the taxpayer or the withholding agent. Late payment surcharge will be assessed in such case. The statute of limitation will be extended to five years under special circumstances which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a ''special circumstance''). The statute of limitation for transfer pricing related issue is ten years. There is no statute of limitation in the case of tax evasion. Therefore, the Group is subject to examination by the PRC tax authorities based on the above.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

16.	INCOME TAXES - continued

PRC - continued

Reconciliation between the provision for income taxes computed by applying the PRC EIT rates of 25% in fiscal year 2015, 2016 and 2017 to income before provision for income tax and the actual provision for income tax was as follows:

	For the year ended	For the year ended	For the year ended
	February 28,	February 29,	February 28,
	2015	2016	2017

Income before provision for income tax	$77,242,373	$136,902,200	$154,580,964
PRC statutory income tax rate	25%	25%	25%
Income tax at statutory income tax rate	19,310,593	34,225,550	38,645,241
Effect of non-deductible expenses	(239,953)	1,331,053	1,853,002
Effect of income tax exemptions and preferential tax rates	(14,267,821)	(12,830,838)	(26,256,983)
Effect of income tax rate difference in other jurisdictions	5,489,742	10,159,093	16,575,113
Change in valuation allowance	(924,020)	597,886	3,249,316
Provision for income tax	$9,368,541	$33,482,744	$34,065,689

If Xueersi Education, Yidu Huida, TAL Beijing, Beijing Xintang Sichuang and Yinghe Youshi did not enjoy income tax exemptions and preferential tax rates for the years ended February 28, 2015, February 29, 2016 and February 28, 2017, the increase in income tax expenses and net income per share amounts would be as follows:

	For the year ended	For the year ended	For the year ended
	February 28,	February 29,	February 28,
	2015	2016	2017

Increase in income tax expenses	$14,267,821	$12,830,838	$26,256,983
Net income per common share-basic	$0.33	$0.56	$0.56
Net income per common share-diluted	$0.32	$0.53	$0.52

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

16.	INCOME TAXES - continued

PRC - continued

If the Company were to be non-resident for PRC tax purpose, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries, the withholding tax would be 10%.

The Chinese tax authorities clarified that distributions made out of earnings prior to but distributed after January 1, 2008 will not be subject to withholding tax. The aggregate undistributed earnings of the Company's subsidiaries, VIEs and VIEs' subsidiaries and schools located in the PRC that are available for distribution are $362,485,989 and $556,236,815 as of February 29, 2016 and February 28, 2017, respectively. Upon distribution of such earnings, the Company will be subject to PRC taxes, the amount of which is impractical to estimate. The Company did not record any withholding tax on any of the aforementioned undistributed earnings because it intends to permanently reinvest all earnings in China and the aforementioned subsidiaries do not intend to declare dividends to the Company.

17.	COMMON SHARES

The Company has two classes of common shares, namely, Class A and Class B common shares, following the issuance of Class A common shares upon the IPO in October 2010.

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

During the years ended February 28, 2015, February 29, 2016 and February 28, 2017, 8,075,000, nil and nil Class B common shares were converted into 8,075,000, nil and nil Class A common shares, respectively.

During the years ended February 28, 2015, February 29, 2016 and February 28, 2017, 2,092,730, 1,419,484 and 1,726,874 shares were issued in connection with vesting of non-vested shares granted to employees and converted into 1,046,365, 709,742 and 863,437 ADSs, respectively (representing 2,092,730, 1,419,484 and 1,726,874 Class A common shares, respectively).

During the years ended February 29, 2016 and February 28, 2017, 40,136 and 103,888 of share options granted to employees were exercised and converted into 20,068 and 51,944 ADSs, respectively (representing 40,136 and 103,888 Class A common shares, respectively).

During the years ended February 29, 2016 and February 28, 2017, 478,036 and 647,859 Class A common shares were issued as consideration of business acquisitions, respectively.

During the year ended February 28, 2017, 342,462 common shares issued to the Bond holders were converted into 171,231 ADSs.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

18.	NET INCOME PER SHARE

	For the year ended	For the year ended	For the year ended
	February 28,	February 29,	February 28,
	2015	2016	2017

Numerator:
Net income attributable to TAL Education Group's shareholders	$67,156,575	$102,878,518	$116,880,012
Eliminate the dilutive effect of interest expense of the bond payable (iii)	-	7,499,323	7,539,778
Numerator for diluted net income per share	$67,156,575	$110,377,841	$124,419,790
Denominator:
Weighted average shares outstanding Basic	158,381,576	160,109,169	162,548,494
Effect of dilutive securities:
Dilutive effect of non-vested shares and options (i)	5,208,073	5,447,276	8,467,663
Dilutive effect of the bond payable (iii)	-	17,499,810	17,492,262
Denominator for diluted net income per share	163,589,649	183,056,255	188,508,419
Net income per common share attributable to TAL Education Group's shareholders-basic (ii)	$0.42	$0.64	$0.72
Net income per common share attributable to TAL Education Group's shareholders-diluted	$0.41	$0.60	$0.66

(i)	For the years ended February 28, 2015, February 29, 2016 and February 28, 2017, 1,976,750, 1,421,576 and 1,814,724 non-vested shares and share options were excluded from the calculation, respectively, as their effect was anti-dilutive.

(ii)	The Company's common shares are divided into Class A and Class B common shares. Holders of Class A and Class B common shares have the same dividend rights. Therefore, the Company does not present earnings per share for each separate class.

(iii)	As disclosed in Note 12, the Company issued the Bond on May 21, 2014. For the year ended February 28, 2015, 13,616,291 common shares resulting from the assumed conversion of bond payable were excluded from the calculation of diluted net income per share as their effect was anti-dilutive.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

19.	RELATED PARTY TRANSACTIONS

The Group had the following balances and transactions with related parties:

Balances:

	As of	As of
	February 29,	February 28,
	2016	2017

Amounts due from related parties-current (i)	$2,594,430	$3,424,285
Amounts due from related parties-non-current (i)	$1,342,999	$-
Amounts due to related parties-current (ii)	$4,277,896	$3,042,785
Amounts due to related parties-non-current (ii)	$-	$2,840,000

Transactions:

	For the year ended	For the year ended	For the year ended
	February 28,	February 29,	February 28,
	2015	2016	2017

Services fees (iii)	$37,819	$426,084	$596,987
Other revenue (iv)	$-	$-	$60,657

(i)	The amounts due from related parties represent loans, prepayments to certain investees and advance received by an investee on behalf of the Group.

(ii)	The amounts due to related parties are in connection with investment payable and advances received on behalf of certain investees.

(iii)	The amounts of services fees mainly represent amounts in connection with services provided to the Group by certain investees.

(iv)	The amounts of other revenue mainly represent amounts in connection with services provided by the Group to certain investees.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

20.	COMMITMENTS AND CONTINGENCIES

Lease commitment

The Group leases certain office premises under non-cancellable leases, the term of which are fifteen years or less and are renewable upon negotiation. Rental expenses under operating leases for the years ended February 28, 2015, February 29, 2016 and February 28, 2017 were $58,047,539, $82,257,681and $148,640,828, respectively.

Future minimum payments under non-cancellable operating leases as of February 28, 2017 were as follows:

Fiscal year ending
February 2018	$171,532,978
February 2019	166,678,297
February 2020	149,165,037
February 2021	123,118,320
February 2022	97,004,388
Thereafter	166,778,464
Total	$874,277,484

Investment commitment

The Group was obligated to pay $25,705,255 for the long-term investments under various arrangements as of February 28, 2017.

Capital commitment

As of February 28, 2017, the Group had outstanding capital commitments totaling $38,260,533, mainly relating to capital expenditures of property and equipment.

Contingencies

As of February 28, 2017, the Group is in the process of preparing filings and applying for permits of certain learning centers. Since the contingent liability related to not meeting the filing requirements cannot be reasonably estimated, the Group did not record any liabilities pertaining to this.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

21.	SEGMENT INFORMATION

The Group is mainly engaged in after-school tutoring in the PRC. The Group's chief operating decision maker ("CODM") has been identified as the Chief Executive Officer. In comparative periods, the Group determined each location represented an operating segment and all the locations met the aggregation criteria set forth in the U.S. GAAP with respect to segment reporting as they have similar economic characteristics and provide the same tutoring services. Due to reorganization of business units and change in internal reporting in current fiscal year, the CODM currently regularly reviews the consolidated financial results of the Group. Therefore, the Group has one single operating and reportable segment.

22.	MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' salaries. Total provisions for such employee benefits were $25,733,719, $37,556,437and $63,922,568 for the years ended February 28, 2015, February 29, 2016 and February 28, 2017, respectively.

23.	STATUTORY RESERVES AND RESTRICTED NET ASSETS

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

The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital of the entities. For the years ended February 29, 2016 and February 28, 2017, the Group made apportions of $182,398 and $877,924 to the statutory surplus reserve, respectively, and $3,837,875 and $4,547,597 to the development fund, respectively.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

23.	STATUTORY RESERVES AND RESTRICTED NET ASSETS - continued

As a result of these PRC laws and regulations and the requirement that distribution by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserve of the Company's PRC subsidiaries, the VIEs and VIEs' subsidiaries and schools. As of February 29, 2016 and February 28, 2017, paid-in capital balance of such entities was $35,932,600 and $53,638,081, respectively, and statutory reserve balance was $22,981,900 and $28,407,421, respectively. The total of restricted net assets as of February 29, 2016 and February 28, 2017 was therefore $58,914,500 and $82,045,502, respectively.

24.	SHARE-BASED COMPENSATION

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

The total compensation expense is recognized on a straight-line basis over the respective vesting periods. The Group recorded the related compensation expense of $18,441,076, $25,847,497 and $36,115,200 for the years ended February 28, 2015, February 29, 2016 and February 28, 2017, respectively.

Table below shows the summary of share based compensation:

	For the year ended	For the year ended	For the year ended
	February 28,	February 29,	February 28,
	2015	2016	2017

Cost of revenues	$47,808	$42,679	$111,001
Selling and marketing expenses	2,072,742	2,479,864	3,367,840
General and administrative expenses	16,320,526	23,324,954	32,636,359
Total	$18,441,076	$25,847,497	$36,115,200

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

24.	SHARE-BASED COMPENSATION - continued

Non-vested shares

On April 26, 2015, the Company granted 1,460,026 non-vested shares to independent directors and employees. The non-vested shares vest as follows: (1) 30,400 vests from July 26, 2015 to July 26, 2019, (2) 1,429,626 vests from January 26, 2016 to January 26, 2025.

On July 26, 2015, the Company granted 188,024 non-vested shares to independent directors and employees. These non-vested shares vest as follows: (1) 39,000 vests from October 26, 2015 to October 26, 2018, (2) 107,824 vests from January 26, 2016 to January 26, 2022, (3) 41,200 vests from July 26, 2016 to July 26, 2023.

On October 26, 2015, the Company granted 2,971,002 non-vested shares to employees. These non-vested shares vest as follows: (1) 2,829,680 vests from July 26, 2016 to July 26, 2025, (2) 141,322 vests from October 26, 2016 to October 26, 2018.

On January 26, 2016, the Company granted 258,894 non-vested shares to employees. These non-vested shares vest as follows: (1) 179,694 vests from July 26, 2016 to July 26, 2025, (2) 79,200 vests from January 26, 2017 to January 26, 2026.

On April 26, 2016, the Company granted 157,166 non-vested shares to employees. The non-vested shares vest as follows: (1) 13,546 vests on July 26, 2016, (2) 143,620 vests from January 26, 2017 to January 26, 2023.

On July 26, 2016, the Company granted 385,576 non-vested shares to employees. These non-vested shares vest as follows: (1) 137,576 vests from January 26, 2017 to January 26, 2023, (2) 248,000 vests from July 26, 2017 to July 26, 2026.

On October 26, 2016, the Company granted 618,900 non-vested shares to independent directors and employees. These non-vested shares vests from July 26, 2017 to July 26, 2026.

On January 26, 2017, the Company granted 402,800 non-vested shares to employees. The non-vested shares vest as follows: (1) 5,000 vests on October 26, 2017, (2) 397,800 vests from July 26, 2017 to July 26, 2026.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

24.	SHARE-BASED COMPENSATION - continued

Non-vested shares - continued

The activities of non-vested shares granted under the 2010 Share Incentive Plan are summarized as follows:

	Number of	Weighted
	non-vested	average grant date
	shares	fair value

Outstanding as of February 28, 2014	7,242,112	5.80
Granted	8,208,254	12.95
Forfeited	381,300	8.74
Vested	2,482,416	7.25
Outstanding as of February 28, 2015	12,586,650	10.09
Granted	4,877,946	18.67
Forfeited	1,355,964	9.08
Vested	1,869,530	10.78
Outstanding as of February 29, 2016	14,239,102	13.04
Granted	1,564,442	36.42
Forfeited	425,980	19.53
Vested	2,276,558	13.04
Outstanding as of February 28, 2017	13,101,006	15.62

The Company recorded compensation expense of $18,441,076, $24,929,207 and $34,003,045 for the years ended February 28, 2015, February 29, 2016 and February 28, 2017 related to non-vested shares, respectively.

As of February 28, 2017, the unrecognized compensation expense related to the non-vested share awards amounted to $193,652,023, which will be recognized over a weighted-average period of 3.7 years. The total fair value of non-vested shares that vested during the years ended February 28, 2015, February 29, 2016 and February 28, 2017 was $17,997,516, $20,153,533 and $29,686,316, respectively.

Share options

On April 26, 2015, the Company granted 450,000 share options to employees and majority of the share options shall vest in equal batches after the start of vesting period of 6 years. The exercise price per share option granted was $16.10.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

24.	SHARE-BASED COMPENSATION - continued

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

On April 26, 2016, the Company granted 50,000 share options to employees and the share options shall vest in equal batches after the start of vesting period ranging from 4 to 6 years. The exercise price per share option granted was $22.17.

On July 26, 2016, the Company granted 58,400 share options to employees and the share options shall vest in equal batches after the start of vesting period ranging from 3 to 6 years. The exercise price per share option granted was $25.79.

On October 26, 2016, the Company granted 240,800 share options to employees and the share options shall vest in equal batches after the start of vesting period ranging from 6 to 10 years. The exercise price per share option granted was $29.58.

On January 26, 2017, the Company granted 99,200 share options to employees and the share options shall vest in equal batches after the start of vesting period ranging from 6 to 10 years. The exercise price per share option granted was $34.13.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants during the applicable periods:

	For the year ended February 29, 2016	For the year ended February 28, 2017
Risk-free interest rate(1)	1.64%-1.97%	1.34%-2.36%
Expected life (years)(2)	6.25-8.75	6.56-7.92
Expected dividend yield(3)	0%	0%
Volatility(4)	34.0%-34.7%	33.1%-33.8%
Fair value of options at grant date per share	$7.66 to $10.65	$13.04 to $19.13

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

24.	SHARE-BASED COMPENSATION - continued

Share options-continued

(1)	Risk-free interest rate

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

The volatility assumption was estimated based historical volatility of the Company's share price applying the guidance provided by ASC 718. The Company begins to estimate the volatility assumption solely based on its historical information since October 2010.

Share options activity for the years ended February 29, 2016 and February 28, 2017 was as follows:

		Weighted	Weighted	Aggregate
		average	average remaining	intrinsic
	Number	exercise price	contractual	value
Share options	of shares	(US$)	life (Years)	(US$)

Outstanding as of February 28, 2015	-	-	-	-
Granted	1,212,480	15.90
Exercised	40,136	16.10
Forfeited	49,798	16.10
Outstanding as of February 29, 2016	1,122,546	15.88	9.77	11,216,526
Granted	448,400	29.26
Exercised	103,888	16.11
Forfeited	128,176	18.29
Outstanding as of February 28, 2017	1,338,882	20.12	9.48	30,954,058
Vested and expected to vest as of February 28, 2017	1,133,477	19.85	9.40	26,502,121
Exercisable as of February 28, 2017	116,776	16.47	8.77	3,125,384

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2015, FEBRUARY 29, 2016

AND FEBRUARY 28, 2017

(In U.S. dollars, except share and share related data or otherwise noted)

24.	SHARE-BASED COMPENSATION - continued

Share options-continued

The Company recorded compensation expense of $918,290 and $2,112,155 for the years ended February 29, 2016 and February 28, 2017 related to share options, respectively.

Total intrinsic value of options exercised for the years ended February 29, 2016 and February 28, 2017 was $341,003 and $2,555,454, respectively. The total fair value of options vested during the years ended February 29, 2016 and February 28, 2017 was $523,110 and $1,706,215, respectively.

As of February 28, 2017, there was $13,607,469 unrecognized share-based compensation cost related to share options, which will be recognized over a weighted-average vesting period of 3.8 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation costs related to these awards may be different from expectation.

25.	SUBSEQUENT EVENTS

On April 27, 2017, the Company declared a special cash dividend to its shareholders of record as of the close of business on May 11, 2017 at an amount of $0.25 per common share ($0.50 per ADS).

On April 26, 2017, the Company granted 164,660 non-vested shares to employees with vesting periods ranging from 4 to 6 years. The fair value per non-vested share granted was $58.09, which approximated the market price of the Company’s ADS on the New York Stock Exchange as of the grant date.

On April 26, 2017, the Company granted 25,000 share options to employees with vesting period of 4 years and contractual term of 10 years. The exercise price per share option granted is $40.05 and the fair value of the option was $28.69 on grant date.

During the three-month period ended May 31, 2017, certain bond holders converted their bonds with carrying amount of $30,379,000 to 1,160,323 ADSs.

