Form 20-F
period 2018-02-28
TAL Education Group
filed 2018-06-26
CIK 1499620

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended February 28, 2018.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from___to____.

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Rong Luo, Chief Financial Officer

Telephone: +86-10-5292-6658

Email: ir@100tal.com

15/F, Danling SOHO

6 Danling Street, Haidian District

Beijing 100080

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each three representing one Class A common share* Class A common shares, par value $0.001 per share**	The New York Stock Exchange The New York Stock Exchange

*	Effective on August 16, 2017, the ratio of ADSs to Class A common shares was changed from one ADS representing two Class A common shares to three ADSs representing one Class A common share.

**	Not for trading, but only in connection with the listing on The New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of February 28, 2018, 118,401,821 Class A common shares, par value $0.001 per share and 70,556,000 Class B common shares, par value $0.001 per share were outstanding.

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

☒ Large accelerated filer         ☐ Accelerated filer         ☐ Non-accelerated filer         ☐ Emerging growth company

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

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

☐ Yes                  ☐ No

INTRODUCTION

In this annual report, except where the context otherwise requires, unless otherwise indicated and for purposes of this annual report only:

•	“China” or “PRC” refers to the People’s Republic of China, and for the purpose of this annual report, excluding Taiwan, Hong Kong and Macau;

•	“we,” “us,” “our company” and “our” refer to TAL Education Group, a Cayman Islands company, and its subsidiaries, and, in the context of describing our operations and consolidated financial data, also include the Consolidated Affiliated Entities (as defined below);

•	“shares” or “common shares” refers to our Class A and Class B common shares, par value $0.001 per share;

•	“ADSs” refers to our American depositary shares, each three of which represent one Class A common share;

•	“VIEs” refers to Beijing Xueersi Network Technology Co., Ltd., or Xueersi Network, and Beijing Xueersi Education Technology Co., Ltd., or Xueersi Education, Xinxin Xiangrong Education Technology (Beijing) Co., Ltd. (the original name of which is Beijing Dididaojia Education Technology Co., Ltd.), or Xinxin Xiangrong, and Beijing Lebai Education Consulting Co., Ltd., or Lebai Education, all of which are domestic PRC companies in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP; and “Consolidated Affiliated Entities” refers to our VIEs and the VIEs’ direct and indirect subsidiaries and schools;

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States;

•	“student enrollments” for a certain period refers to the total number of courses enrolled in and paid for by our students during that period, including multiple courses enrolled in and paid for by the same student;

•	“K-12” refers to the year before the first grade through the last year of high school;

•	“RMB” or “Renminbi” refers to the legal currency of China; and

•	“$” or “U.S. dollars” refers to the legal currency of the United States.

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenient translations from Renminbi to U.S. dollars in this annual report on Form 20-F were made at a rate of RMB6.3280 to $1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on February 28, 2018. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

Our Selected Consolidated Financial Data

The following selected consolidated statement of operations data for our company for the fiscal years ended February 29/28, 2016, 2017 and 2018 and the selected consolidated balance sheet data as of February 28, 2017 and 2018 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations data for our company for the fiscal years ended February 28, 2014 and 2015 and the selected consolidated balance sheet data as of February 28/29, 2014, 2015 and 2016 are derived from our audited consolidated financial statements not included in this annual report.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes and “Item 5-Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Our historical results are not necessarily indicative of results to be expected in any future period.

	For the Years Ended February 28/29,
	2014	2015	2016	2017	2018
	(in thousands of $, except for share, per share and per ADS data)
Consolidated Statements of Operations Data:
Net revenues	$313,895	$433,970	$619,949	$1,043,100	$1,715,016
Cost of revenues(1)	(151,543)	(203,074)	(303,635)	(522,327)	(882,316)
Gross profit	162,352	230,896	316,314	520,773	832,700
Operating expenses
Selling and marketing (1)	(35,761)	(53,882)	(73,568)	(126,005)	(242,102)
General and administrative (1)	(70,300)	(110,230)	(161,022)	(263,287)	(386,287)
Impairment loss on intangible assets	-	-	-	-	(358)

Total operating expenses	(106,061)	(164,112)	(234,590)	(389,292)	(628,747)
Government subsidies	1,105	464	3,327	3,114	4,650
Income from operations	57,396	67,248	85,051	134,595	208,603
Interest income	9,438	16,614	17,733	18,133	39,838
Interest expense	-	(5,811)	(7,499)	(13,145)	(16,640)
Other income/(expense)	399	(2,010)	(2,522)	23,073	17,406
Impairment loss on long-term investments	-	-	(7,504)	(8,075)	(2,213)
Gain from sales of available-for-sale securities	53	-	-	-	-
Gain from disposal of components	-	-	50,377	-	-
Gain from fair value change of long-term investments	-	1,202	1,266	-	-
Income before provision for income tax and loss from equity method investments	67,286	77,243	136,902	154,581	246,994
Provision for income tax	(6,680)	(9,369)	(33,483)	(34,066)	(44,654)
Loss from equity method investments	-	(730)	(663)	(8,025)	(7,678)
Net income	60,606	67,144	102,756	112,490	194,662
Add: Net loss attributable to noncontrolling interest	-	13	122	4,390	3,777
Net income attributable to shareholders of TAL Education Group	60,606	67,157	102,878	116,880	198,439
Net income per common share attributable to TAL Education Group
Basic	$0.39	$0.42	$0.64	$0.72	$1.13
Diluted	$0.38	$0.41	$0.60	$0.66	$1.03
Net income per ADS attributable to TAL Education Group (2)

	For the Years Ended February 28/29,
	2014	2015	2016	2017	2018
	(in thousands of $, except for share, per share and per ADS data)
Basic	$0.13	$0.14	$0.22	$0.24	$0.38
Diluted	$0.13	$0.14	$0.20	$0.22	$0.34
Cash dividends per common share(3)	-	-	-	-	$0.25
Weighted average shares used in calculating net income per common share attributable to TAL Education Group
Basic	156,726,994	158,381,576	160,109,169	162,548,494	174,979,574
Diluted	159,444,928	163,589,649	183,056,255	188,508,419	194,331,305

(1)	Includes share-based compensation expenses as follows:

	For the Years Ended February 28/29
	2014	2015	2016	2017	2018
	(in thousands of $)
Cost of revenues	$48	$48	$43	$111	$365
Selling and marketing	1,161	2,073	2,480	3,368	5,037
General and administrative	7,136	16,320	23,325	32,636	41,748
Total	8,345	18,441	25,848	36,115	47,150

(2)	Each three ADSs represent one Class A common share. Effective on August 16, 2017, we adjusted the ratio of our ADSs to Class A common shares from one ADS representing two Class A common shares to three ADSs representing one Class A common share. All earnings per ADS figures in this report give effect to the foregoing ADS to share ratio change.

	As of February 28/29,
	2014	2015	2016	2017	2018
	(in thousands of $)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	$269,931	$470,157	$434,042	$470,217	$711,519
Total assets	427,599	772,415	1,061,379	1,828,906	3,054,559
Deferred revenue	132,401	177,640	289,281	518,874	842,256
Total liabilities	167,603	458,844	620,642	1,148,042	1,414,096
Total equity	259,996	313,571	440,737	680,864	1,640,463

(3)	Total cash dividends paid for the fiscal year ended February 28, 2018 was $41,165,834.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our teachers are critical to the quality of our services and our reputation. We seek to hire qualified and dedicated teachers who deliver effective and inspirational instruction. There is a limited pool of teachers with these attributes, and we must provide competitive compensation packages to attract and retain such teachers. We must also provide continued training to our teachers to ensure that they stay abreast of changes in student demands, academic standards and other key trends necessary to teach effectively. We may not be able to recruit, train and retain a sufficient number of qualified teachers in the future to keep pace with our growth while maintaining consistent teaching quality in the different markets we serve. In addition, we cannot assure you that our teachers can all apply for and obtain the teaching licenses in a timely manner or at all. If our teachers are not able to apply for and obtain the teaching licenses on a timely basis, or at all, we may need to rectify such noncompliance or subject to penalties. A shortage of qualified teachers or a decrease in the quality of our teachers’ services, whether actual or perceived, or a significant increase in compensation for us to retain qualified teachers, would have a material adverse effect on our business, financial condition and results of operations.

We may not be able to improve the content of our existing courses or to develop new courses or services in a timely or cost-effective manner.

We constantly update and improve the content of our existing courses and develop new courses or services to meet changing market demands or requirements from related government authorities. Revisions to our existing courses and our newly developed courses or services may not be well received by existing or prospective students or their parents. If we cannot respond effectively to changes in market demands or requirements from related government authorities, our business may be adversely affected. Even if we are able to develop new courses or services that are well received, we may not be able to introduce them in a timely or cost-effective manner. If we do not respond adequately to changes in market demands, our ability to attract and retain students may be impaired and our financial results could suffer.

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

We believe that market awareness of our “Xueersi” brand has contributed significantly to the success of our business, and that maintaining and enhancing the value of this brand is critical to maintaining and enhancing our competitive advantage. If we are unable to successfully promote and market our brand and services, our ability to attract new students could be adversely impacted and, consequently, our financial performance could suffer. We mainly rely on word-of-mouth referrals to attract prospective students. We also use integrated marketing tools and tactics such as the Internet, wechat, social media, public lectures, outdoor advertising campaigns, co-brand promotions, and distribution of marketing materials to promote our brand and service offerings. In order to maintain and increase our brand recognition and promote our new service offerings, we have increased our marketing personnel and expenses over the last several years. We have also sought to strengthen recognition for our other brands, such as our “Haoweilai” brand, which is the umbrella brand for all our brands, our “Xueersi” brand, through which we offer small classes covering major subjects in supplement to school learnings, our “Izhikang” brand, through which we offer personalized premium services, and our “Mobby” brand, through which we offer small classes focused on thinking development for young learners. After our acquisition of Firstleap Education, we will also enhance and promote the “Firstleap” brand for all-subject tutoring services in English to students aged two to fifteen. A number of factors could prevent us from successfully promoting our brand, including student dissatisfaction with our services and the failure of our marketing tools and strategies to attract prospective students. If we are unable to maintain and enhance our existing brand, successfully develop additional brands, or utilize marketing tools in a cost-effective manner, our revenues and profitability may suffer.

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

Our net revenues increased from $619.9 million in the fiscal year ended February 29, 2016, to $1,043.1 million in the fiscal year ended February 28, 2017, and further to $1,715.0 million in the fiscal year ended February 28, 2018. Any evaluation of our business and our prospects must be considered in light of the risks and uncertainties encountered by companies at our stage of development. The after-school tutoring service market in China is still at the development stage, which makes it difficult to evaluate our business and future prospects. In addition, our past results may not be indicative of future performance because of new businesses developed or acquired by us. Furthermore, our results of operations may vary from period to period in response to a variety of other factors beyond our control, including general economic conditions and regulations or government actions pertaining to the private education service sector in China, changes in spending on private education and non-recurring charges incurred under unexpected circumstances or in connection with acquisitions, equity investments or other extraordinary transactions. Due to these and other factors, our historical financial and operating results, growth rates and profitability as well as quarter-to-quarter comparisons of our operating results may not be indicative of our future performance and you should not rely on them to predict our future performance.

If our students’ level of performance deteriorates or satisfaction with our services declines, they may decide to withdraw from our courses and request refunds and our business, financial condition, results of operations and reputation would be adversely affected.

The success of our business depends on our ability to deliver a satisfactory learning experience and improved academic results. Our tutoring services may fail to improve a student’s academic performance and a student may perform below expectations even after completing our courses. We also face challenges to improve students' overall ability on top of improving their academic performance. Additionally, student and parent satisfaction with our services may decline. A student’s learning experience may also suffer if his or her relationship with our teachers does not meet expectations. We generally offer refunds for the remaining classes in a course to students who withdraw from the course. If a significant number of students fail to improve their academic performance after attending our courses or if they are not satisfied with our service or their learning experiences, they may decide to withdraw from our courses and request refunds, and our business, financial condition, results of operations and reputation would be adversely affected.

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

Our student enrollments may decrease due to intense competition. Some of our competitors may be able to devote greater resources than we can to the development, promotion and sale of their programs, services and products and respond more quickly than we can to changes in student needs, testing materials, admission standards, market trends or new technologies. In addition, some smaller local companies may be able to respond more quickly to changes in student preferences in some of our targeted markets. Moreover, the increasing use of the Internet and advances in Internet, mobile Internet, computer-related technologies, such as online live broadcasting technologies, are eliminating geographic and physical facility-related entry barriers to providing private education services. As a result, smaller local companies or Internet-content providers may be able to use the Internet or mobile Internet to offer their programs, services and products quickly and cost-effectively to a large number of students with less capital expenditure than previously required. Consequently, we may be pressured to reduce course fees or increase spending in response to competition in order to retain or attract students or pursue new market opportunities, which could result in a decrease in our revenues and profitability. We will also face increased competition as we expand our operations. We cannot assure you that we will be able to compete successfully against current or future competitors. If we are unable to maintain our competitive position or otherwise effectively respond to competition, we may lose our market share or fail to gain additional market share, and our profitability may be adversely affected.

Failure to effectively and efficiently manage the expansion of our service network may materially and adversely affect our ability to capitalize on new business opportunities.

Our business has experienced growth in recent years. The number of our learning centers increased from 363 as of February 29, 2016 to 594 as of February 28, 2018. We plan to continue to expand our operations in different geographic markets in China. The establishment of new learning centers poses challenges and requires us to make investments in management, capital expenditures, marketing expenses and other resources. The expansion has resulted, and will continue to result, in substantial demands on our management and staff as well as our financial, operational, technological and other resources. In addition, we typically incur pre-opening costs associated with our new learning centers, and may incur losses during their initial ramp-up stage because we incur rent, salary and other operating expenses for new learning centers regardless of any revenues we may generate. If the ramp-up of our new learning centers is slower than expected, whether due to our inability to attract sufficient student enrollments or charge hourly rates for our courses that are high enough for us to recover our costs, our overall financial performance may be materially and adversely affected. Our planned expansion will also place significant pressure on us to maintain teaching quality and consistent standards, controls, policies and our culture to ensure that our brand does not suffer as a result of any decrease, whether actual or perceived, in the quality of our programs. To manage and support our expansion, we must improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers and management personnel as well as other administrative and marketing personnel. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, maintain or accelerate our current growth rate, maintain or increase our gross and operating profit margins, recruit and retain qualified teachers and management personnel, successfully integrate new learning centers into our operations and otherwise effectively manage our growth. If we are not successful in effectively and efficiently managing our expansion, we may not be able to capitalize on new business opportunities, which may have a material and adverse impact on our financial condition and results of operations.

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

We derived approximately 43.6% of our total net revenues for the fiscal year ended February 28, 2018 from our Xueersi small-class offering in Beijing, Shanghai, Guangzhou, Shenzhen, Nanjing and we expect these five cities to continue to constitute important sources of our revenues. If any of these cities experiences an event negatively affecting its private education market, such as a serious economic downturn, natural disaster or outbreak of contagious disease, adopts regulations relating to private education that place additional restrictions or burdens on us, or experiences an increase in the level of competition for the types of services we offer, our overall business and results of operations may be materially and adversely affected.

We may not achieve expected results from our new initiatives.

We engage in new initiatives from time to time to expand our offerings or market reach. For example, we may start offering low-pricing and/or free courses to a large number of users. We have limited experience providing class offerings at a massive level. We may devote significant resources to our new initiatives, but fail to achieve expected results from such new initiatives. If such new initiatives are not well accepted, the reputation of our other class offerings and our overall brand and reputation may be harmed. As a result, our overall business and results of operations may be materially and adversely affected.

Our reputation and the trading price of our ADSs may be negatively affected by adverse publicity or detrimental conduct against us.

Adverse publicity concerning our failure or perceived failure to comply with legal and regulatory requirements, alleged accounting or financial reporting irregularities, regulatory scrutiny and further regulatory action or litigation could harm our reputation and cause the trading price of our ADSs to decline and fluctuate significantly. For example, after Muddy Waters Capital LLC, an entity unrelated to us, issued a report containing various allegations about us on June 13, 2018, the trading price of our ADSs declined sharply and we received numerous investor inquiries. The negative publicity and the resulting decline of the trading price of our ADSs also led to the filing of a shareholder class action lawsuit against us and some of our senior executive officers.

We may continue to be the target of adverse publicity and detrimental conduct against us, including complaints, anonymous or otherwise, to regulatory agencies regarding our operations, accounting, revenues and regulatory compliance. Additionally, allegations against us may be posted on the internet by any person or entity which identifies itself or on an anonymous basis. We may be subject to government or regulatory investigation or inquiries, or shareholder lawsuits, as a result of such third-party conduct and may be required to incur significant time and substantial costs to defend ourselves, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time or at all. Our reputation may also be negatively affected as a result of the public dissemination of allegations or malicious statements about us, which in turn may materially and adversely affect the trading price of our ADSs.

We have been named as a defendant in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We will have to defend against the putative shareholder class action lawsuit described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings—Litigation,” including any appeals of such lawsuit, should our initial defense be successful. We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of this lawsuit. In the event that our initial defense of this lawsuit is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome of this case, including any plaintiff’s appeal of the judgment in this case, could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

Failure to adequately and promptly respond to changes in PRC laws and regulations on school curriculum, examination systems and admission standards in China could render our courses and services less attractive to students.

Under the PRC education system, school admissions rely heavily on examination results. College and high school entrance examinations in most cases are mandatory for high school and middle school graduates to gain admission to colleges and high schools, respectively. Therefore, a student’s performance in these examinations is critical to his or her education and future employment prospects. It is therefore common for students to take after-school tutoring classes to improve performance, and the success of our business to a large extent depends on the continued use of assessment process by high schools and colleges in their admissions. However, this heavy emphasis on examination scores may decline or fall out of favor with educational institutions or education authorities in China. We face challenge to help students to improve their overall ability and quality other than improving their school grades.

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

In addition, the MoE issued the Implementation Opinions on Further Improving the Exam-exemption and Nearest Schooling Enrollment Work in Secondary Schools in January 2014 to clarify that local educational administrative departments at all levels, public schools and private schools are not allowed to use examinations to select their students. Public schools may not use various competitions or examinations as the selection method for enrollment. The general office of the MoE issued the Notice on Further Improving the Compulsory School Exam-exemption and Nearest Schooling Enrollment Work in Main Cities to the provincial and municipal educational administrative departments in Beijing, Tianjin, Liaoning, Jilin, Heilongjiang, Shanghai, Jiangsu, Zhejiang, Fujian, Shandong, Hubei, Guangdong, Chongqing, Sichuan, Shanxi, Dalian, Qingdao, Ningbo, Xiamen and Shenzhen in January 2014 to further request that all the primary schools and secondary schools in main cities implement this notice gradually from then to 2017 and put an end to the entrance examinations and the link between entrance examinations and enrollment. In July 2012, the Chengdu Municipal Education Bureau and certain other local governmental authorities issued the Implementation Plans for Governance on Arbitrary Fee Collection Regarding School Selection for Primary and Secondary Schools to prohibit schools from hosting, or cooperating with private training organizations to host, after-school tutoring classes for the purpose of school enrollment, and from organizing or encouraging students to participate in competitions without approval from the educational authorities. Education authorities in Beijing, Shanghai, Guangzhou, Shenzhen and many other cities has also published similar rules. In June 2017, the Chengdu Education Bureau, Chengdu Civil Affairs Bureau and certain other local governmental authorities issued the Bulletin on Governing the Operation of Private Cultural and Educational Training Activities, which further provides that private training organizations may not organize kindergarten, primary and secondary school students to participate in regional or cross-regional examination, joint examination and ranking activities, may not host, organize or induce students to participate in any competitions and grading activities not organized or approved by governmental authorities, including Olympiad and “Huasai”, may not provide premises, equipment, marketing services, pre-test training or examination services to the foregoing competitions and activities, and may not promote any materials and products in the name of competition. In addition, on February 13, 2018, the MOE, together with other three government authorities, jointly promulgated the Circular on Special Enforcement Campaign concerning After-school Training Institutions to Alleviate Extracurricular Burden on Students of Elementary Schools and Middle Schools, or Circular 3, pursuant to which private training organizations are strictly prohibited from organizing any academic competitions (such as Olympiad competitions) or level tests for students of elementary or middle schools and the elementary and middle schools are prohibited from taking the training results from private training organizations into account in the enrollment process. We are in the process of adapting our operations which may be construed as competitions or ranking activities to these regulations. We cannot assure you whether relevant governmental authorities will find our operations in violation of such regulations. For example, in May 2017, three of our learning centers in Chengdu received a notice from the local education bureau to prohibit us from hosting any competition without approval from the educational authorities, and from entrusting other entities to host examinations or tutoring classes for the purpose of school enrollment, before we can continue our business. We have made corresponding changes pursuant to the notice.

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

Widespread use of the Internet for educational purposes is a relatively recent occurrence, and the market for Internet-based courses and services is characterized by rapid technological changes and innovations, such as artificial intelligence, augmented reality, virtual reality, as well as unpredictable product life cycles and user preferences. We have limited experience with online courses and services. We must be able to adapt quickly to changing student needs and preferences, technological advances and evolving Internet practices in order to compete successfully in online education. Ongoing enhancement of our online offerings and technologies may entail significant expenses and technological risks, and we may not be able to use new technologies effectively and may fail to adapt to changes in the online education market on a timely and cost-effective basis. We began offering online courses through our www.xueersi.com in 2010 and revenues generated from our online course offerings through www.xueersi.com accounted for 4.0%, 4.7% and 7.0% of our total net revenues in the fiscal years ended February 29/28, 2016, 2017 and 2018, respectively. We expect that revenues from our online course offerings will increase. However, if improvements to our online offerings and technologies are delayed, result in systems interruptions or are not aligned with market expectations or preferences, we may lose market share and our growth prospects could be adversely affected.

Our success depends on the continuing efforts of our senior management team and other key personnel and our business may be harmed if we lose their services.

Our future success depends heavily upon the continuing services of the members of our senior management team. If any member of our senior management team leaves us and we fail to effectively manage a transition to new personnel in the future or if we fail to attract and retain qualified and experienced professionals on acceptable terms, our business, financial condition and results of operations could be adversely affected. Competition for experienced management personnel in the education industry is intense, the pool of qualified candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or to attract and retain high-quality senior executives or key personnel in the future.

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

Our office space and service and learning centers are presently mainly located on leased premises. We own 7,582 square meters of building space in Beijing and 1,482 square meters in Anhui. The lease term of our leased premises generally ranges from one to 15 years and the lease agreements are renewable upon mutual consent at the end of the applicable lease period. We may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could adversely affect our business. We may have to relocate our operations for various other reasons, including increasing rentals, failure in passing the fire inspection in certain locations and the early termination of lease agreements. We also have not registered most of our lease agreements with the relevant PRC governmental authorities as required by relevant PRC law. We may be required by the relevant governmental authorities to complete such registration, or otherwise subject to fines ranging from RMB1,000 to RMB10,000 for each lease agreement that has not been registered. However, failure to complete such registration would not affect the enforceability of the relevant lease agreements in practice.

In addition, a few of our lessors have not been able to provide us with document proving completion of the fire inspection of the leased premises, copies of title certificates or other evidentiary documents to prove that they have authorization to lease the properties to us. As of the date of this annual report, we are not aware of any actions, claims or investigations threatened against us with respect to the defects in our leasehold interests, while we are informed that one of our lessors is involved in litigations with respect to the defects in its rental right, which to our best knowledge will not have material adverse effect on our business, financial condition and results of operations as a whole. Our business and legal teams followed an internal guideline to identify and assess risks in connection with leasing the properties, and a final business decision was made after our analysis of the likely impact of the defects on the leasehold interests and the value of the properties to our expansion plan. However, there is no assurance that our decision would always lead to the favorable outcome we expected to achieve. If any of our leases are terminated as a result of challenges by third parties or government authorities for lack of title certificates or proof of authorization to lease, we do not expect to be subject to any fines or penalties but we may be forced to relocate the affected learning centers and incur additional expenses relating to such relocation. If our use of the leased premise is challenged by relevant government authorities for lack of fire inspection, we may be further subject to fines and also be forced to relocate the affected learning centers and incur additional expenses. If we fail to find suitable replacement sites in a timely manner or on terms acceptable to us, our business and results of operations could be materially and adversely affected.

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

We consider our copyrights, trademarks, trade names, Internet domain names, patents and other intellectual property rights invaluable to our ability to continue to develop and enhance our brand recognition. Unauthorized use of our intellectual property rights may damage our reputation and brands. Our “Xueersi” brand and logo is a registered trademark in China. Our proprietary curricula and course materials are protected by copyrights. However, preventing infringement on or misuse of intellectual property rights could be difficult, costly and time-consuming, particularly in China. The measures we take to protect our intellectual property rights may not be adequate to prevent unauthorized uses. Furthermore, application of laws governing intellectual property rights in China is uncertain and evolving, and could involve substantial risks to us. There have been several incidents in the past where third parties used our brand “Xueersi” without our authorization, and on occasion we have needed to resort to litigation to protect our intellectual property rights. In addition, we are still in the process of applying for the registration in China of the trademarks for our “Haoweilai” brand in certain categories. We cannot assure you that the relevant governmental authorities will grant us the approval to register such trademarks. As a result, we may be unable to prevent third parties from utilizing this brand name, which may have an adverse impact on our brand image. If we are unable to adequately protect our intellectual property rights in the future, we may lose these rights, our brand name may be harmed, and our reputation and business may suffer materially. Furthermore, our management’s attention may be diverted by violations of our intellectual property rights, and we may be required to enter into costly litigation to protect our proprietary rights against any infringement or violation.

We may encounter disputes from time to time relating to our use of the intellectual property of third parties.

We cannot assure you that our courses and marketing materials, online courses, products, and platform or other intellectual property developed or used by us do not or will not infringe upon valid copyrights or other intellectual property rights held by third parties. We may encounter disputes from time to time over rights and obligations concerning intellectual property, and we may not prevail in those disputes. For instance, in April 2015, three major education publishers, People’s Education Press, Ltd., Beijing Normal University Press Ltd. and Foreign Language Teaching and Research Press LLC, made a joint statement on protecting copyrights and pursuing legal liabilities against those entities which use, edit, publish, sell or otherwise disseminate the contents in the textbooks published by the three press without authorization. We have adopted policies and procedures to prohibit our employees and contractors from infringing upon third-party copyright or intellectual property rights. However, we cannot assure that our teachers or other personnel will not, against our policies, use third-party copyrighted materials or intellectual property without proper authorization in our classes, on our websites, at any of our locations or via any medium through which we provide our programs. Our users may also post unauthorized third-party content on our websites. We may incur liability for unauthorized duplication or distribution of materials posted on our websites or used in our classes. We have been involved in claims against us alleging our infringement of third-party intellectual property rights and we may be subject to such claims in the future. Any such intellectual property infringement claim could result in costly litigation, harm our reputation and divert our management attention and resources and pay substantial damage.

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

On June 30, 2016, we signed a 3-year $400 million term and revolving facilities agreement with a group of arrangers led by Deutsche Bank AG, Singapore Branch. The facilities, a $225.0 million 3-year bullet maturity term loan and a $175 million 3-year revolving facility, are priced at 250 basis points over LIBOR. As of February 28, 2018, the balance under the facilities was $225.0 million.

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

Many factors may cause our margins to decline. For example, our gross margin may decrease as costs incurred in the expansion of our business and our physical network of learning centers and service centers increase faster than our revenues. In addition, new investments and acquisitions may cause our margins to decline before we successfully integrate the acquired businesses into our operations and realize the full benefits of these investments and acquisitions. In recent years, we have experienced fluctuations in our margins, in particular an overall decline in our operating margin. There can be no assurance that our margins will not continue to decline in the future.

We have limited experience generating net income from some of our newer offerings.

Historically, our core businesses have been Xueersi small-class offerings and personalized premium services. We have expanded our offerings through internal development and external investments. Some of these new offerings have not generated significant or any profit to date. We have limited experience responding quickly to changes and competing successfully for certain of these new areas. In addition, newer offerings may require more financial and managerial resources than available. Furthermore, there is limited operating history on which you can base your evaluation of the business and prospects of these relatively more recent offerings.

We have limited liability insurance coverage and do not carry business disruption insurance.

We have limited liability insurance coverage for our students and their parents in most of our learning centers. A successful liability claim against us due to injuries suffered by our students or other people on our premises could materially and adversely affect our financial conditions, results of operations and reputation. Even if unsuccessful, such a claim could cause adverse publicity to us, require substantial cost to defend and divert the time and attention of our management. See “Item 3.D.-Key Information-Risk Factors-Risks Related to Our Business-Accidents or injuries suffered by our students or other people on our premises may adversely affect our reputation, subject us to liability and cause us to incur substantial costs.” In addition, we do not have any business disruption insurance. Any business disruption event could result in substantial cost to us and diversion of our resources.

System disruptions to our websites or information technology systems, any significant cybersecurity incident or a leak of student data could damage our reputation, limit our ability to retain students and increase student enrollment or give rise to financial or legal consequences.

The performance and reliability of our online and technology infrastructure is critical to our reputation and ability to retain students and increase student enrollment. Any system error or failure, or a sudden and significant increase in online traffic, could disrupt or slow access to our websites. We cannot assure you that we will be able to expand our online infrastructure in a timely and cost-effective manner to meet the increasing demands of our students and their parents. In addition, our information technology systems store and process important information including, without limitation, class schedules, registration information and student data and could be vulnerable to interruptions or malfunctions due to events beyond our control, such as natural disasters and technology failures. For instance, we have in the past experienced interruptions to our operations due to temporary information technology system failures.

Although we have a daily backup system that runs on different servers for our operating data, we may still lose important student data or suffer disruption to our operations if there is a failure of the database system or the backup system. In addition, computer hackers may attempt to penetrate our network security and our website. We have in the past experienced several computer attacks, although they did not materially affect our operations. Unauthorized access to our proprietary business information or customer data may be obtained through break-ins, sabotage, breach of our secure network by an unauthorized party, computer viruses, computer denial-of-service attacks, employee theft or misuse, breach of the security of the networks of our third party providers, or other misconduct. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our network security or our website change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. It is also possible that unauthorized access to customer data may be obtained through inadequate use of security controls by customers. We would suffer economic and reputational damages if a technical failure of our systems or a security breach compromises student data, including identification or contact information, although there has not been any material compromise in the past. Any disruption to our computer systems could therefore have a material adverse effect on our on-site operations and ability to retain students and increase student enrollments.

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

Our management has concluded that our internal control over financial reporting was effective as of February 28, 2018, and our independent registered public accounting firm has issued an attestation report which concludes that our internal control over financial reporting was effective in all material aspects as of February 28, 2018. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. In addition, we need to continue to evaluate the consolidation of our VIEs and VIEs’ subsidiaries and schools given the change in the ownership or voting power of the Company by the nominee shareholders of the VIEs. As a result, although we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act of 2002, any failure to maintain effective internal controls over financial reporting could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs.

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

We adopted a share incentive plan in June 2010 that permits granting of options to purchase our Class A common shares, restricted shares, restricted share units, share appreciation rights, dividend equivalent rights and other instruments as deemed appropriate by the administrator under the plan. In August 2013, we amended and restated our 2010 Share Incentive Plan. Pursuant to the amended and restated 2010 Share Incentive Plan, the maximum aggregate number of Class A common shares that may be issued pursuant to all awards under our share incentive plan is equal to five percent (5%) of the total issued and outstanding shares as of the date of the amended and restated 2010 Share Incentive Plan. However, the shares reserved may be increased automatically if and whenever the unissued share reserve accounts for less than one percent (1%) of the total then issued and outstanding shares, so that after the increase, the shares unissued and reserved under this plan immediately after each such increase shall equal five percent (5%) of the then issued and outstanding shares. As of May 31, 2018, 12,461,421 non-vested restricted Class A common shares and 1,270,502 share options to purchase 1,270,502 Class A common shares under our share incentive plan previously granted to our employees and directors are outstanding. As a result of these grants and potential future grants under the plan, we have incurred and will continue to incur share-based compensation expenses. We had share-based compensation expenses of $25.8 million, $36.1 million and $47.1 million for the fiscal years ended February 29/28, 2016, 2017 and 2018, respectively. As of February 28, 2018, the unrecognized compensation expenses amounted to $229.4 million related to the non-vested restricted shares, which will be recognized over a weighted-average period of 6.3 years, and $13.6 million related to share options, which will be recognized over a weighted-average period of 5.9 years. Expenses associated with share-based compensation awards granted under our share incentive plan may materially reduce our future net income. However, if we limit the size of grants under our share incentive plan to minimize share-based compensation expenses, we may not be able to attract or retain key personnel.

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

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. In particular, in January 2015, the Ministry of Commerce, or MOFCOM, published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise. Under the draft Foreign Investment Law, variable interest entities would also be deemed as foreign-invested enterprises, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by PRC parties. It is uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft. See “Item 4—PRC Regulation—The Draft PRC Foreign Investment Law” and “Risks Related to Doing Business in China -Substantial uncertainties exist with respect to the content, enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

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

We have relied and expect to continue to rely on the VIE Contractual Arrangements to operate our education business in China. See “Item 4.C.-Information on the Company-Organizational Structure-VIE Contractual Arrangements.” The VIE Contractual Arrangements may not be as effective in providing us with control over our Consolidated Affiliated Entities as direct ownership. If we had direct ownership of the Consolidated Affiliated Entities, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of these entities, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the VIE Contractual Arrangements, we rely on the performance by our Consolidated Affiliated Entities and their respective shareholders of their obligations under the contracts to exercise control over and receive economic benefits from our Consolidated Affiliated Entities.

We have entered into equity pledge agreements with our VIEs and their respective shareholders to guarantee the performance of the obligations of our Consolidated Affiliated Entities under the exclusive business cooperation agreements they have entered into with us. Pursuant to the equity pledge agreements entered into by and among Xueersi Education, Xueersi Network, Xinxin Xiangrong, the shareholders of the above three companies and TAL Beijing, our wholly-owned subsidiary, 100% equity interests of Xueersi Education, Xueersi Network and Xinxin Xiangrong have been pledged to TAL Beijing. Pursuant to the equity pledge agreement entered into by and among Lebai Information, Lebai Education and the sole shareholder of Lebai Education, 100% equity interests of Lebai Education has been pledged to Lebai Information. In the registration forms submitted to the local branch of the State Administration of Industry and Commerce, or the SAIC, for the pledges over the equity interests under the equity pledge agreements, the amount of registered equity interests pledged to TAL Beijing, was RMB10 million for Xueersi Education, which used to represent 100% of its registered capital before its recent capital increase, and we are in the process of registering the pledge of the increased registered capital of Xueersi Education to TAL Beijing with the local branch of SAIC. The pledge of the 100% registered capital of Xueersi Network as well as Xinxin Xiangrong to TAL Beijing, and the pledge of the 100% registered capital of Lebai Education to Lebai Information have been registered with the local branch of SAIC. The equity pledge agreements with the shareholders of the VIEs provide that the pledged equity interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the principal service agreements and the scope of pledge shall not be limited by the amount of the registered capital of the VIEs. However, it is possible that a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt, which takes last priority among creditors.

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

All the material agreements under the VIE Contractual Arrangements, which are summarized under “Item 4.C.-Information on the Company-Organizational Structure-VIE Contractual Arrangements,” are governed by PRC law and provide for the resolution of disputes under the agreements through arbitration in Beijing. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in China is not as developed as some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce the VIE Contractual Arrangements. Under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event we are unable to enforce the VIE Contractual Arrangements, we may not be able to exert effective control over our Consolidated Affiliated Entities, and our ability to conduct our business may be negatively affected.

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

We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or such conflicts will be resolved in our favor. In addition, these individuals may breach, or cause our Consolidated Affiliated Entities to breach, or refuse to renew, the existing VIE Contractual Arrangements. In June 2013, we entered into a deed of undertaking with Mr. Zhang, which prevents Mr. Zhang from using his majority voting power to remove, replace or appoint any of our directors, and from casting any votes he has as our director or shareholder on any resolutions or matters concerning the deed itself. The deed is irrevocable, and applies to any and all periods during which Mr. Zhang beneficially owns share representing more than 50% of the aggregate voting power of our then total issued and outstanding shares. However, there can be no assurance that such arrangement is sufficient to address potential conflicts of interests Mr. Zhang may encounter. Other than this deed of undertaking we have entered into with Mr. Zhang, we currently do not have any arrangements to address potential conflicts of interest Mr. Zhang, Mr. Liu and Mr. Bai may encounter in their capacity as direct or indirect nominee shareholders of the VIEs (and, as applicable, as directors of the VIEs), on the one hand, and as beneficial owners of our company (and, as applicable, director and/or officers of our company), on the other hand. To a large extent, we rely on the legal owners of the VIEs to abide by the laws of the Cayman Islands and China, which provide that directors and officers owe a fiduciary duty to our company that requires them to act in good faith and in the best interests of our company and not to use their positions for personal gains. If we cannot resolve any conflict of interest or dispute between us and these individuals, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

We have three major types of chops-corporate chops, contract chops and finance chops. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use corporate chops or contract chops for executing leases and commercial contracts. We use finance chops generally for making and collecting payments, including, but not limited to issuing invoices. Use of chops must be approved by the responsible departments and follow our internal procedure. Although we usually utilize chops to execute contracts, the registered legal representatives of our PRC subsidiaries, VIEs and their schools and subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops.

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

The principal regulations governing private education in China are The Private Education Law and The Implementation Rules for Private Education Law, or Private Education Law and Implementation Rules. Before September 1, 2017, under the Private Education Law and Implementation Rules, a private school may elect to be a school that does not require reasonable returns or a school that requires reasonable returns. At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school, if any. A private school that requires reasonable returns must publicly disclose such election and additional information required under the regulations. A private school shall consider factors such as the school’s tuition, ratio of the funds used for education-related activities to the course fees collected, admission standards and educational quality when determining the percentage of the school’s net income that would be distributed to the investors as reasonable returns. However, none of the current PRC laws and regulations provides a formula or guidelines for determining “reasonable returns.” In addition, none of the current PRC laws and regulations sets forth clear requirements or restrictions on a private school’s ability to operate its education business based on such school’s status as one that does or does not require reasonable returns.

On November 7, 2016, the Standing Committee of the National People’s Congress amended the Private Education Law, or the Amended Private Education Law, which took effect on September 1, 2017. Under the Amended Private Education Law, the term “reasonable return” is no longer used, and sponsors of private school may choose to establish non-profit or for-profit private schools at their own discretion. Sponsors of for-profit private schools are entitled to retain the profits from their schools and the operating surplus may be allocated to the sponsors pursuant to the PRC Company Law and other relevant laws and regulations. Sponsors of non-profit private schools are not entitled to any distribution of profits from their schools and all revenue must be used for the operation of the schools. See “Item 4—PRC Regulation—The Law for Private Education Law and the Implementation Rules for Private Education Law.” As of May 31, 2018, we had 86 affiliated schools, among which 12 are for-profit private school and the remaining have not made the election to be registered as a for-profit or non-profit school.

However, as of the date of this annual report, the implementation rules for the Amended Private Education Law or the relevant regulations adopted by competent government authorities in most of the provinces have not been promulgated. It remains uncertain how the Amended Private Education Law will be interpreted and implemented and impact our business operations. There is no assurance that we will be able to operate our business in full compliance with the Amended Private Education Law or any relevant regulations in a timely manner or at all. Should we fail to fully comply with the Amended Private Education Law or any relevant regulations as interpreted by the relevant government authorities, we may be subject to administrative fines or penalties, an order to suspend the operation and refund the tuition fee or other negative consequences which could materially and adversely affect our brand name and reputation, and our business, financial condition and results of operations. As a holding company, we rely on dividends and other distributions from our PRC subsidiaries, including TAL Beijing and Lebai Information. TAL Beijing, Lebai Information and their designated affiliates are entitled to receive service fees from the schools according to the relevant exclusive business cooperation agreements. We do not believe that TAL Beijing, Lebai Information and their designated affiliates’ right to receive the service fees from the schools will be affected by such elections, but if our judgment turns out to be incorrect, TAL Beijing, Lebai Information and our other PRC subsidiaries’ ability to make distributions or pay dividends to us may be materially and adversely impacted. If our schools choose to be non-profit private education entities, our contractual arrangements with such schools may be subject to more stringent scrutiny.

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

The “variable interest entity” structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. “Risks Related to Our Corporate Structure” and “Item 4. Information on the Company -C. Organizational Structure-VIE Contractual Arrangements.” Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as foreign-invested enterprises, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a “variable interest entity” structure in an industry category that is on the “negative list,” the “variable interest entity” structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC state-owned enterprises or agencies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as foreign-invested enterprises and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

Through our dual-class share structure, Mr. Bangxin Zhang, a PRC citizen, possesses and controls 71.2% of the voting power of our company as of May 31, 2018. However, the draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a “variable interest entity” structure, whether or not these companies are controlled by PRC parties, while it has solicited comments from the public on this point. Moreover, it is uncertain whether the industries in which our variable interest entities operate will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as the MOFCOM market entry clearance, to be completed by companies with existing “variable interest entity” structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

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

The MoE, together with a few other PRC government agencies issued implementation rules on administration of education-related fee collection, which provide, among other things, that schools that are part of the compulsory education system are not allowed to charge students additional fees for any type of after-school tutoring classes, and that public schools and their teachers, whether or not in cooperation with private schools, are prohibited from offering any type of after-school tutoring or training classes for a fee outside the school. In 2015, the MoE issued Rules on Strictly Prohibiting Primary and Secondary Schools or Their Teachers From Offering Paid After-school Tutoring, which expressly prohibiting all primary and secondary schools or their teachers from offering or cooperating with learning centers for offering after-school tutoring classes to primary and secondary school students. Private schools, which are not primary or secondary schools, or otherwise part of the compulsory education system, generally are permitted to offer after-school tutoring services pursuant to their private school operating permits issued by the relevant PRC government authorities pursuant to the Private Education Law and implementation rules promulgated thereunder. However, several provincial government agencies issued notices or rules applicable in their respective provinces expressly prohibiting even private schools from offering after-school tutoring classes to primary and secondary school students. Among the areas where we offer after-school tutoring services, local governments in Shanghai and Tianjin issued notices, prohibiting private schools from offering after-school tutoring services to primary and secondary school students. Nevertheless, we are not aware of any instances in Shanghai or Tianjin where the government authorities took actions enforcing the aforementioned notices; nor have we received any notices, warnings or inquiries from these government authorities with respect to our tutoring services. The Beijing Municipal Education Commission has issued a Notice on Reducing Schoolwork-Related Stress on Students in Primary and Secondary Schools, which, among other things, strictly prohibits private schools from offering after-school tutoring classes to primary and secondary school students. In addition, on February 13, 2018, the MOE, together with other three government authorities, jointly promulgated the Circular on Special Enforcement Campaign concerning After-school Training Institutions to Alleviate Extracurricular Burden on Students of Elementary Schools and Middle Schools, or Circular 3, pursuant to which the government authorities will carry out a special enforcement campaign to alleviate extracurricular burden on students of elementary schools and middle schools and regulate operations of after-school training institutions. See “Item 4—PRC Regulations—Circular on Special Enforcement Campaign concerning After-school Training Institutions to Alleviate Extracurricular Burden on Students of Elementary Schools and Middle Schools” for further details. In March 2018, two of our training institutions providing K-12 tutoring services received notice under Circular 3 from the local government authority and we are taking corrective measures in accordance with Circular 3. For example, we have reduced our course hours and schedule for certain of our offline tutoring courses to end before 8:30 pm and reduced the coursework assigned to our students, etc. However, we cannot assure you that we will fully comply with the above mentioned regulations timely or at all, and will not be fined or otherwise penalized by government authorities for offering such classes, in which case our business and operations could be materially and adversely affected.

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

We are required to obtain and maintain various licenses and permits and fulfill registration and filing requirements in order to operate our tutoring service business. For instance, a duly approved private school will be granted a private school operating permit, and shall be registered with the Ministry of Civil Affairs or its local branches as a non-profit school or registered with the relevant local branch of the SAIC as a for-profit school. In addition, learning centers of schools must make filings with the MoE or its local branches. As of February 28, 2018, we had 594 learning centers in operation, of which 426 learning centers offer Xueersi small classes, 63 learnings centers offer Firstleap small classes and 9 learning centers offer Mobby small classes. As of May 31, 2018, 70 learning centers had not completed filing requirements for permits or registrations, which in the aggregate accounted for 3.8% of our total net revenues for the fiscal year ended February 28, 2018. We are in the process of preparing filings and applying for permits for these learning centers but do not expect to complete all such filings and obtain all such permits in the near term. We are also considering other potential locations for certain learning centers we may have difficulty to obtain permits. We have been taking steps to meet these requirements, but there is no assurance that our efforts will result in full compliance given the significant amount of discretion PRC government authorities have in interpreting, implementing and enforcing rules and regulations and due to other factors beyond our control.

In June 2017, the Chengdu Education Bureau, Chengdu Civil Affairs Bureau and certain other local governmental authorities issued the Bulletin on Governing the Operation of Private Cultural and Educational Training Activities, which provides that private schools may not establish branches. As the Amended Private Education Law became effective on September 1, 2017 and the implementation rules for the Amended Private Education Law and the relevant regulations adopted by competent government authorities at most of the provinces have not been promulgated, it is uncertain whether its implementation rules and other supporting regulations will have more stringent requirements for learning centers, such as requiring all learning centers nationwide to obtain private school operating permits. If we fail to comply with applicable legal requirements, we may be subject to fines, confiscation of any gains derived from our non-compliant operations or the suspension of our non-compliant operations, which may materially and adversely affect our business and results of operations.

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

The Amended Private Education Law, which was promulgated in November 2016 and came in force in September 2017, provides that “for-profit education or training activities” shall be regulated by the SAIC in accordance with separate regulations to be issued by the State Council. In December 2016, the MoE, the SAIC and the Ministry of Labor and Social Security jointly issued the Implementation Rules on Supervising and Administrating For-Profit Private Schools to implement the Amended Private Education Law, which provides that for-profit private schools must first satisfy certain legal requirements and obtain the private school operating permit from local educational authorities, and thereafter register with the local branches of the SAIC. These implementation rules also provide that for-profit training institutions must comply with these rules. However, these rules do not clearly provide the differences between “educational activities,” “for-profit training activities” and “educational consulting services,” and it remains unclear how such rules shall be applied to “for-profit training institutions,”. Further, in practice, regulators in different local jurisdictions may have different views and administrative policies on one-on-one tutoring activities and it is not clear as to whether foreign invested one-on-one tutoring activities is allowed to obtain an operating permit from local educational authorities.

Substantially all of the personalized premium services we offer in Beijing are offered through Beijing Huanqiu Zhikang Shidai Education Consulting Co., Ltd., or Huanqiu Zhikang, and Zhixuesi Education Consulting (Beijing) Co., Ltd., or Zhixuesi Beijing, our wholly owned subsidiaries, both of which are foreign-invested companies under PRC laws. Huanqiu Zhikang and Zhixuesi Beijing together with their branches have obtained business licenses from the Beijing branch of the SAIC, expressly permitting them to conduct “educational consulting services,” which we believe covers our personalized premium services in Beijing and are not under the jurisdiction of the Beijing Municipal Education Commission. For the fiscal year ended February 28, 2018, revenues from the personalized premium services of Huanqiu Zhikang and Zhixuesi Beijing contributed approximately 3.3% of our total net revenues. As of the date of this annual report, Beijing local educational authority and Beijing branch of the SAIC have not published any provisional measures in relation to the Amended Private Education Law.

In cities other than Beijing, a significant portion of our personalized premium services is offered through the subsidiaries of our VIEs, and most of these subsidiaries have obtained business licenses from the local branch of the SAIC permitting them to conduct consulting services. However, some of the subsidiaries of our VIEs have not obtained business licenses to allow them to conduct educational consulting services and some of the subsidiaries of our VIEs have not obtained operating permits or made required filings that meet regulatory requirements. For example, Shanghai local educational authority and Shanghai branch of the SAIC published provisional measures, which superseded their previous local rules and became effective on January 2018, regarding the registration and management of for-profit educational institutions to provide the conditions and procedures for setting up for-profit private training institutions in the form of a company with the scope of business of “educational consulting services” or “after-school tutoring”. The provisional measures also require such institutions to obtain an operating permit from the local educational authority in advance of the required registration. Shanghai Xueersi Education Training Co., Ltd., and Shanghai Xuesi Education Training Co., Ltd., both of which are subsidiaries of one of our VIEs, have been set up pursuant to the previous local rules in Shanghai but have not registered their learning centers outside their registered address as lawful branches to meet regulatory requirements. For the fiscal year ended February 28, 2018, revenues from the personalized premium services provided by such learning centers contributed approximately 0.4% of our total net revenues.

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

We are a holding company and conduct substantially all of our business through our operating subsidiaries and Consolidated Affiliated Entities. We may rely on dividends paid by our subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. In particular, regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. PRC companies are also required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their statutory surplus reserves until the accumulative amount of such reserves reaches 50% of their registered capital. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries and Consolidated Affiliated Entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. The PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. In addition, PRC companies may allocate a portion of their after-tax profit to their staff welfare and bonus fund at the discretion of their boards of directors. Our PRC subsidiaries and Consolidated Affiliated Entities historically have not allocated any of their after-tax profits to staff welfare and bonus funds, since there is no legal requirement to do so, but they may nevertheless decide to set aside such funds in the future. There is no maximum amount of after-tax profit that a company may contribute to such funds. Moreover, each of our affiliated schools is required to allocate certain amount of profits to its development fund for the construction or maintenance of school facilities or procurement or upgrade of educational equipment at the end of each fiscal year. See “Item 4.B. Information on the Company—Business Overview—PRC Regulation-Regulations on Private Education—The Law for Private Education Law and the Implementation Rules for Private Education Law” for a discussion on the requirements for private schools to make allocations to school development funds. Any direct or indirect limitation on the ability of our PRC subsidiaries to distribute dividends and other distributions to us could materially and adversely limit our ability to make investments or acquisitions at the holding company level, pay dividends or otherwise fund and conduct our business.

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

In addition, SAFE promulgated a notice regulating the conversion by a foreign-invested company of its capital contribution in foreign currency into Renminbi, or SAFE Circular 142, which requires that Renminbi converted from foreign currency-denominated capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the relevant government authority in charge of foreign investment or by other competent authorities and as registered with the local branch of the SAIC and, unless set forth in the business scope or in other regulations and may not be used to make equity investments in China, unless specifically provided otherwise. Moreover, the approved use of such RMB funds may not be changed without approval from SAFE. RMB funds converted from foreign exchange may not be used to repay loans in RMB if the proceeds of such loans have not yet been used. Any violation of SAFE Circular 142 may result in severe penalties, including substantial fines. We expect that if we convert the net proceeds from offshore offerings into Renminbi pursuant to SAFE Circular 142, our use of RMB funds will be for purposes within the approved business scope of our PRC subsidiaries. However, we may not be able to use such RMB funds to make equity investments in China through our PRC subsidiaries. SAFE promulgated the Notice on Reforming the Management Method relating to Conversion of the Capital Contribution of Foreign Invested Company from Foreign Exchange to Renminbi, or SAFE Circular 19, effective June 2015, which abolished SAFE Circular 142, but the foregoing rules have been retained in SAFE Circular 19. SAFE promulgated the Notice on Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or SAFE Circular 13, effective June 2015. Pursuant to SAFE Circular 13, annual foreign exchange inspection of direct investment is not required anymore and the registration of existing equity is required. SAFE Circular 13 also grants the authority to banks to examine and process foreign exchange registration with respect to both domestic and offshore direct investment. SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective June 9, 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities.

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

The Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-Trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular 75, requires PRC residents to register with the relevant local branch of SAFE before establishing or controlling any company outside China, referred to as an offshore special purpose company, for the purpose of raising funds from overseas to acquire or exchange the assets of, or acquiring equity interests in, PRC entities held by such PRC residents and to update such registration in the event of any significant changes with respect to that offshore company. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014, which replaced SAFE Circular 75. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions. Further, the National Development and Reform Commission, or NDRC, issued the Administrative Measures for Outbound Investment by Enterprises, or Circular 11, on December 26, 2017, which took effect on March 1, 2018, pursuant to which the outbound investment via the overseas enterprises controlled by PRC residents are subject to verification and approval, record-filing and reporting to the NDRC. Failure to comply with such verification and approval, record-filing and reporting requirements may subject such PRC Residents to personal liability. See “Item 4.B. Information on the Company-Business Overview-PRC Regulation-Administrative Measures for Outbound Investment by Enterprises” for more detail of Circular 11.

In June 2015, SAFE promulgated SAFE Circular 13, according to which, local banks authorized by the SAFE are the new registration authorities under the SAFE foreign exchange control policies, instead of the local SAFE branches, in order to simply the procedures of foreign exchange control related to direct investment. The SAFE will strengthen the training and supervision on banks to perform the foreign exchange control policy of direct investment. And therefore, pursuant to the SAFE Circular 13, the registration of PRC residents under SAFE Circular 37 should be conducted with local banks authorized by SAFE.

Our beneficial owners who are PRC residents immediately before our initial public offering had registered with the local branch of SAFE prior to our initial public offering in 2010. However, we may not at all times be fully aware or informed of the identities of all of our beneficial owners who are PRC citizens or residents, and we may not always be able to compel our beneficial owners to comply with rules and requirements of SAFE and NDRC; nor can we ensure you that their registrations, if they choose to apply, will be successful. The failure or inability of our PRC resident beneficial owners to make any required registrations or comply with these requirements may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to our PRC operations, limit our PRC subsidiary’s ability to pay dividends or otherwise distribute profits to us, or otherwise materially and adversely affect us.

The M&A rules establish complex procedures for some acquisitions of PRC companies by foreign investors, and the NDRC Circular 11 establish certain procedures for our offshore investing activities, which could make it more difficult for us to pursue growth through acquisitions in and outside China.

The MOFCOM, the State Assets Supervision and Administration Commission, the State Administration of Taxation, or the SAT, the SAIC, the China Securities Regulatory Commission, or CSRC, and SAFE jointly adopted regulations commonly referred to as the M&A Rules. The M&A Rules establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Further, pursuant to the Circular 11 issued by NDRC, outbound investment via the overseas enterprises controlled by PRC residents are subject to verification and approval, record-filing and reporting requirements to the NDRC. According to Circular 11, sensitive projects, such as outbound investment in real estate, hotels, news media, cinemas or sports club, carried out by overseas enterprises controlled by PRC residents shall obtain verification and approval from the NDRC prior to the implementation of the project. The non-sensitive projects carried out by the overseas enterprise directly controlled by PRC residents, including by means of making asset or equity investment, or providing financing or guarantee, shall complete record-filing with the competent authority prior to the implementation of the Project. The non-sensitive projects carried out by the overseas enterprise indirectly controlled by PRC residents with the investment amount over RMB0.3 billion shall be reported to the NDRC of relevant information by submitting an information reporting form for large-amount non-sensitive projects. See “Item 4.B. Information on the Company-Business Overview-PRC Regulation-Administrative Measures for Outbound Investment by Enterprises” for more detail of Circular 11. Through our dual-class share structure, Mr. Bangxin Zhang, a PRC citizen, possesses and controls 71.2% of the voting power of our company as of May 31, 2018, thus our investment outside China are subject to the abovementioned verification and approval, record-filing and reporting requirements to the NDRC under Circular 11.

We may expand our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rules and Circular 11 to complete such transactions could be time-consuming, and any required verification, approval, record-filing and reporting processes, including obtaining approval from the MOFCOM or NDRC, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The discontinuation of any of the preferential tax treatments currently available to us in China could adversely affect our overall results of operations.

Pursuant to the EIT Law, as further clarified by subsequent tax regulations implementing the EIT Law, foreign-invested enterprises and domestic enterprises are subject to EIT at a uniform rate of 25%. Certain enterprises may benefit from a preferential tax rate of 15% for consecutive 3 years under the EIT Law if they qualify as “High and New Technology Enterprises” (“HNTE”). And certain enterprises qualified as “Software Enterprise” are entitled to an income tax exemption for two calendar years, followed by reduced income tax at a rate of 12.5% for three calendar years. Both of these tax benefits are subject to certain requirements described in the EIT Law and the related regulations.

A number of our PRC subsidiaries and Consolidated Affiliated Entities, such as TAL Beijing, Yidu Huida Education Technology (Beijing) Co., Ltd., or Yidu Huida, Beijing Xintang Sichuang Education Technology Co., Ltd., or Beijing Xintang Sichuang, Beijing Yizhen Xuesi Education Technology Co., Ltd., or Yizhen Xuesi, are qualified “HNTE” or “Software Enterprise” and accordingly are entitled to applicable preferential tax treatment. Furthermore, Yidu Huida was entitled to preferential tax rate of 10% in 2016 due to its “Key Software Enterprise” status designated by the relevant government authorities. For calendar year 2017, Yidu Huida continued to apply for the qualification of Key Software Enterprise to enjoy the preferential tax rate of 10%. As of the date of this annual report, the filings are still being reviewed by the tax authorities. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation—PRC Enterprise Income Tax.”

The discontinuation of any of the above-mentioned preferential income tax treatments currently available to us in the PRC could have a material and adverse effect on our result of operations and financial condition. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

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

In addition, the SAT issued bulletins to provide more guidance on the implementation of the above circular. These bulletins clarified certain matters relating to resident status determination, post-determination administration and competent tax authorities. It also specifies that when provided with a copy of a PRC tax resident determination certificate from a resident PRC-controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the PRC-sourced dividends, interest and royalties to the PRC-controlled offshore incorporated enterprise.

In addition, the SAT issued a bulletin in January 2014 to provide more guidance on the implementation of the above circular. This bulletin further provided that, among other things, an entity that is classified as a “resident enterprise” in accordance with the circular shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors registered. From the year in which the entity is determined as a “resident enterprise”, any dividend, profit and other equity investment gain shall be taxed in accordance with the Article 26 of the EIT law and the Article 17 and Article 83 of its implementation rules. Although both the circular and these bulletins only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals.

As substantially all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. We believe that none of our offshore holding companies should be treated as a “resident enterprise” for PRC tax purposes. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities, there are uncertainties and risks associated with this issue. If the PRC tax authorities determine that any of our offshore holding companies are “resident enterprises” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, although under the EIT Law and its implementation rules, dividend income between qualified resident enterprises is a “tax-exempt income,” we cannot guarantee that dividends paid to TAL Education Group from our PRC subsidiaries through TAL Holding Limited, or TAL Hong Kong, or dividends paid from our PRC subsidiaries to Firstleap Education, which is incorporated in the Cayman Islands, through Firstleap Education (HK) Limited, which is incorporated in Hong Kong, would qualify as “tax-exempt income” and will not be subject to withholding tax, as the relevant government authorities that enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as “resident enterprises” for PRC enterprise income tax purposes. Finally, the “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC and enterprise shareholders from transferring our notes, shares or ADSs, if such income is considered PRC-sourced income by the relevant PRC authorities. This could have the effect of increasing our and our shareholders’ effective income tax rates and may require us to deduct withholding tax from any dividends we pay to our non-PRC shareholders. In addition to the uncertainties regarding how the “resident enterprise” classification may apply, it is also possible that the rules may change in the future, possibly with retroactive effect.

Dividends we receive from our operating subsidiaries located in China may be subject to PRC withholding tax.

Pursuant to the Arrangement between the PRC and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, dividends declared after January 1, 2008 and distributed to our Hong Kong subsidiaries by our PRC subsidiaries are subject to withholding tax at a rate of 5%, provided that our Hong Kong subsidiaries are deemed by the relevant PRC tax authorities to be “non-PRC resident enterprises” under the EIT Law and hold at least 25% of the equity interest of our PRC subsidiaries. The SAT promulgated the Announcement on Issues concerning “Beneficial Owners” in Tax Treaties, or SAT Circular 9, which provides guidance for determining whether a resident of a jurisdiction with tax treaties with China is the “beneficial owner” of an item of income under PRC tax treaties and tax arrangements. According to SAT Circular 9, a beneficial owner generally must engage in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. A conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. Although we may use our Hong Kong subsidiaries, namely TAL Holding Limited and Firstleap Education (HK) Limited, as a platform to expand our business in the future, our Hong Kong subsidiaries currently do not engage in any substantive business activities and thus it is possible that our Hong Kong subsidiaries may not be regarded as “beneficial owners” for the purposes of SAT Circular 9 and the dividends they receive from our PRC subsidiaries would be subject to withholding tax at a rate of 10%.

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises issued by the SAT in February 2015, or SAT Bulletin 7, where a non-resident enterprise indirectly transfers properties such as equity in PRC resident enterprises without any justifiable business purposes and aiming to avoid the payment of enterprise income tax, such indirect transfer must be reclassified as a direct transfer of equity in PRC resident enterprise, and gains derived from such transfer will be subject to PRC withholding tax at a rate of up to 10%. To assess whether an indirect transfer of PRC taxable properties has reasonable commercial purposes, all arrangements related to the indirect transfer must be considered comprehensively and factors set forth in SAT Bulletin 7 must be comprehensively analyzed in light of the actual circumstances. SAT Bulletin 7 also provides that, where a non-PRC resident enterprise transfers its equity interests in a resident enterprise to its related parties at a price lower than the fair market value, the competent tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect and superseded Circular 698 on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

There is uncertainty as to the implementation details of SAT Bulletin 7 and Bulletin 37. It is possible that we or our non-PRC resident investors may become at risk of being taxed under SAT Bulletin 7 and may be required to expend valuable resources to comply with SAT Bulletin 7 and Bulletin 37 or to establish that we or our non-PRC resident investors should not be taxed under SAT Bulletin 7, which may have an adverse effect on our financial condition and results of operations or such non-PRC resident investors’ investment in us.

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

We offer certain online courses on our platform. In the fiscal years ended February 29/28, 2016, 2017 and 2018, revenues derived from audio-video program services offered through www.xueersi.com that may be subject to the Audio-Video Program Measures were 4.0%, 4.7%, and 7.0% respectively, of our total net revenues. Our teachers and students communicate and interact live with each other via our platforms. The audio and video data are transmitted through the platforms between specific recipients instantly without any further redaction. We believe the nature of the raw data we transmit distinguishes us from general providers of internet audio-visual program services, such as the operator of online video websites, and the provision of the Internet Audio-Video Program Measures and the Broadcasting Audio-Video Programs Regulations are not applicable with regard to our offering of the courses in live streaming format. However, we cannot assure you that the competent PRC government authorities will not ultimately take a view contrary to our opinion. In addition, we also offer video recordings of live streaming courses and certain other educational audio-video contents on our online platforms to our students. If the government authorities determine that our provision of online tutoring services falls within the Internet Audio-Video Program Measures or the Broadcasting Audio-Video Programs Regulations, we may not be able to obtain the required permit or license. If this occurs, we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

Our revenues and costs are mostly denominated in RMB. The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. The conversion of the RMB into foreign currencies, including the U.S. dollar, has been based on exchange rates set by the People’s Bank of China. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably, including depreciation in 2016. Since October 1, 2016, the RMB has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

The PRC government imposes controls on the convertibility between the Renminbi and foreign currencies and, in certain cases, the remittance of currency out of China. We received substantially all of our revenues in RMB. Under our current corporate structure, our income at the holding company level may be primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency-denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, for any PRC company, dividends can be declared and paid only out of the retained earnings of that company under PRC law. Furthermore, approval from SAFE or its local branch or prior registrant with banks, is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies. Specifically, under the existing exchange restrictions, without a prior approval of SAFE or prior registrant with banks, cash generated from the operations of our subsidiaries in China may be used to pay dividends by our PRC subsidiaries to TAL Education Group through our Hong Kong subsidiaries and pay employees of our PRC subsidiaries who are located outside China in a currency other than the Renminbi. With a prior approval from SAFE, cash generated from the operations of our PRC subsidiaries and Consolidated Affiliated Entities may be used to pay off debt in a currency other than the Renminbi owed by our subsidiaries and Consolidated Affiliated Entities to entities outside China, and make other capital expenditures outside China in a currency other than the Renminbi. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

The market price for our ADSs has fluctuated significantly since we first listed our ADSs. Since our ADSs became listed on the New York Stock Exchange on October 20, 2010, the closing prices of our ADSs have ranged from $1.22 to $46.80 per ADS, which have been adjusted to reflect the change of the ratio of our ADSs to our Class A common shares effective on August 16, 2017, and the last reported trading price on June 25, 2018 was $37.15 per ADS.

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

Upon any transfer of Class B common shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B common shares shall be automatically and immediately converted into the equal number of Class A common shares. In addition, if at any time, any of the persons who held Class B common shares immediately before our initial public offering and their affiliates collectively own less than 5% of the total number of the issued and outstanding Class B common shares, each issued and outstanding Class B common share owned by such Class B holder shall be automatically and immediately converted into one share of Class A common share, and no Class B common shares shall be issued by us thereafter. Due to the disparate voting powers attached to these two classes, as of May 31, 2018, holders of our Class B common shares (excluding any Class A common shares such holder may hold in the form of ADSs) collectively held approximately 85.6% the voting power of our outstanding shares and have considerable influence over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A common shares and ADSs may view as beneficial.

Our corporate actions are substantially controlled by our officers, directors and their affiliated entities.

As of May 31, 2018, our executive officers, directors and their affiliated entities beneficially owned approximately 37.5% of our total outstanding shares, representing 85.6% of our total voting power. These shareholders, if they acted together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions and they may not act in the best interests of other minority shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

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

The conversion of some or all of our convertible notes may dilute the ownership interests of existing shareholders. Any sales in the public market of the ordinary shares issuable upon such conversion could adversely affect prevailing market prices of our ordinary shares. Up to February 28, 2018, an aggregate of 50,169,726 ADSs, giving effect to the adjustment provisions of cash dividend and ADS ratio change actions, were issued and delivered to holders of our convertible notes upon their conversion requests. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the market price of our ordinary shares.

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

While we do not believe that we were a PFIC for the taxable year ended February 28, 2018 and do not anticipate becoming a PFIC for the foreseeable future, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we were to be or become classified as a PFIC, a U.S. Holder (as defined in “Item 10.E.-Additional Information-Taxation-U.S. Federal Income Tax Considerations-General”) may be subject to reporting requirements and may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or common shares and on the receipt of distributions on the ADSs or common shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our ADSs or common shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ADSs or common shares. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of holding and disposing of ADSs or common shares if we are or become classified as a PFIC. See “Item 10.E.-Additional Information-Taxation-U.S. Federal Income Tax Considerations-PFIC Considerations” and “Item 10.E.-Additional Information-Taxation-U.S. Federal Income Tax Considerations-PFIC Rules.”

Item 4.	Information on the Company

A.	History and Development of the Company

We started our operation in 2005 with the establishment of Xueersi Education, a domestic company in China. We then incorporated TAL Education Group to become our offshore holding company under the laws of the Cayman Islands on January 10, 2008, in order to facilitate foreign investment in our company. TAL Education Group established TAL Holdings Limited in Hong Kong in March 2008 as our intermediary holding company.

In August 2013, we changed the name of TAL Education Technology (Beijing) Co., Ltd. to Beijing Century TAL Education Technology Co., Ltd. In addition, we changed our umbrella brand from “Xueersi” to “Haoweilai.”

We have acquired certain other businesses to expand our service offerings:

•	in January 2016, we completed the acquisition of Firstleap Education, a provider of all-subject tutoring services in English to children aged from two to fifteen years old in China;

•	in February 2016, we acquired majority equity interest of Beijing Yinghe Youshi Technology Co., Ltd., or Yinghe Youshi, which primarily provides online preparation services of English tests for study abroad purposes, and purchased all its remaining noncontrolling interest in 2017;

•	in July 2016, we acquired Beijing Shunshun Bida Information Consulting Co., Ltd., or Shunshun Bida, which primarily engages in providing professional counseling services to students who desire to study abroad; and

•	in August 2016, we acquired majority equity interest in Shanghai Yaya Information Technology Co., Ltd., or Shanghai Yaya, which primarily operated an online platform focusing on children, babies and maternity market; we further acquired most of its remaining noncontrolling interest in Shanghai Yaya in 2017.

We have also made certain investments in other businesses that complement our existing business, including the following in recent years:

•	in January 2014, we made a minority equity investment in BabyTree Inc., an online parenting community and an online retailer of products for children, baby and maternity wear in China;

•	in October 2014, we made a minority equity investment in Minerva Project, Inc., a new provider of liberal arts and sciences education in the United States;

•	in October 2014, we made a minority equity investment in Guokr Corporation Limited, a mobile and web-based community for science and technology education in China;

•	since April 2015, we have entered into a series of transactions to invest for minority equity interest in Changing Education Inc., which operates a customer-to-customer mobile tutoring platform in China;

•	in December 2015, we made a minority equity investment in Phoenix E-Learning Corporation, which operates zxxk.com , an online educational platform serving the public school system in China;

•	in January and March 2016, we made a minority equity investment in Knewton, Inc., a global leader in adaptive learning;

•	in May 2016, we established Beijing Haoweilai Gongying Investment Center, LLP, or Gongying Fund, together with two other investors to make equity investments in the education sector; we act as one of the co-general partners through a subsidiary of one of our VIEs;

•	in August 2016, we made a minority equity investment in Shanghai Zhengda Ximalaya Technology Company Limited, an online Frequency Modulation radio platform;

•	in November 2017, we made a minority equity investment in Hangzhou Feizhu Technology Company Limited, which is mainly engaged in online English learning.

For more information on our acquisitions and investments, see Note 3 “Business Acquisitions”, Note 9 “Long-term investments” and Note 14 “Fair Value” to the consolidated financial statements.

For information on our capital expenditures, see “Item 5.B.-Operating and Financial Review and Prospects-Liquidity and Capital Resources-Capital Expenditures.”

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

In January 2018, we issued certain numbers of Class A common shares to a long-term equity investment firm for a total proceeds of approximately US$500 million.

Our principal executive offices are located at 15/F, Danling SOHO, 6 Danling Street, Haidian District, Beijing 100080, People’s Republic of China. Our telephone number at this address is +86 (10) 5292 6692. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. As of February 28, 2018, we had branch offices in 42 cities in China. Our agent for service of process in the United States in connection with our registration statement on Form F-1 for our initial public offering in October 2010 is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

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

We have successfully established “Xueersi” as a leading brand in the PRC K-12 private education market closely associated with high teaching quality and academic excellence, as evidenced by our students’ academic performance, our ability to recruit students through word-of-mouth referrals and the numerous recognitions and awards we have received. In August 2013, we changed our umbrella brand from “Xueersi” to “Haoweilai,” and now we offer different service offerings under different brands, such as “Xueersi,” “Mobby” and “Firstleap,” through which we offer small-class services, “Izhikang,” through which we offer personalized premium services, and “Shunshun Liuxue,” through which we offer consulting services on overseas studies.

We deliver our tutoring services primarily through small classes (including Xueersi tutoring services, Mobby tutoring services and Firstleap tutoring services), personalized premium services and online course offerings. We are constantly working to expand and supplement our service offerings, through both internal development and strategic investments. As of February 28, 2018, our extensive educational network consisted of 594 learning centers and 465 service centers in 42 cities throughout China, as well as our online courses and online education platform. Our average student enrollments per quarter increased from approximately 577 thousand in the fiscal year ended February 29, 2016 to approximately 1.9 million in the fiscal year ended February 28, 2018, representing a compound annual growth rate (CAGR), of 79.6%.

We operate www.jzb.com (formerly www.eduu.com), a leading online education platform in China. The website serves as a gateway to our online courses, primarily offered through our website www.xueersi.com , small-class training, personalized premium services, tutoring services for thinking development, and other websites dedicated to specific topics and offerings, including college entrance examinations, high school entrance examinations, graduate school entrance examinations, preschool education, mathematics, English, Chinese composition, and raising infants and toddlers. We also offer select educational content through mobile applications. We are constantly working to expand our online offerings, with learning materials and services in varying stages of development. Our online platform enables us to continue to roll out and expand our online course offerings. Our online platform is protected by a combination of PRC laws and regulations that protect trademarks, copyrights, domain names, know-how and trade secrets, as well as confidentiality agreements. In addition to our online education platform, we also operate www.mmbang.com and the “Mama Bang” app, an online platform focusing on children, baby and maternity market.

Our total net revenues increased from $619.9 million in the fiscal year ended February 29, 2016 to $1,715.0 million in the fiscal year ended February 28, 2018, representing a CAGR of 66.3%. Net income attributable to TAL Education Group increased from $102.9 million in the fiscal year ended February 29, 2016 to $198.4 million in the fiscal year ended February 28, 2018, representing a CAGR of 38.9%.

Our K-12 Tutoring Services

We deliver our K-12 tutoring services to our students through small-class offerings, personalized premium services and online courses.

Small-Class Offerings

We have been delivering courses in small-class offerings since the inception of our company through Xueersi small classes, which currently covers major subjects in supplement to school learnings. Xueersi small classes course consists of four semesters, namely the two school semesters in Spring and Fall and the two holiday semesters in summer and winter. Xueersi small classes typically have a maximum of 12 to 60 students per class for different grade levels and remain our main form of service offering in terms of revenue and number of student enrollments. As of February 28, 2018, 426 of our 594 learning centers and 360 of our 465 service centers nationwide offered Xueersi small classes.

In 2011, we began offering our Mobby tutoring services. Mobby small classes typically have up to 12 to 16 children per class and is currently focused on comprehensive development based on STEM education, namely science, technology, engineering and mathematics, for young learners aged from two to fifteen. As of February 28, 2018, nine of our learning centers and nine of our service centers offered Mobby small classes.

In January 2016, we acquired 100% of equity interest in Firstleap Education, which provides all-subject small-class tutoring in English to students aged from two to fifteen. Firstleap small classes typically have up to 14 students per class. Most of the Firstleap business is carried out through Lebai Education and its subsidiaries and schools, which offered Firstleap small classes at 63 of our learning centers as of February 28, 2018. A small portion of the Firstleap business is carried out through franchisees, who are typically located in lower-tier cities and operate their own learning centers not within our network.

We believe that, under small-class offerings, students can receive more individual attention from teachers than what they would typically experience in a large class setting and are able to learn in an interactive group environment. We design curricula catering to our students’ different educational requirements and needs. Many of our classes for the same subject and grade level are offered at different classifications to better cater to the different needs of our students. For instance, for our Xueersi small classes, we offer mathematics tutoring at up to five levels of difficulty, according to which the classes are taught at different pace. We periodically assess our students’ progress, and based on the results of such assessment, reassign students to different classes on an as-needed basis such that each student’s situation and needs are taken into consideration.

To maximize transparency, improve learning experience and build trust with students and parents, we allow parents to audit most of the small classes their children attend, and for all of our Xueersi small classes, also offer unconditional refunds for any remaining unattended classes net of the costs of materials.

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

Starting from May 2016, we use the Xueersi Intelligent Practice System (IPS) for our Xueersi small classes in Beijing, and gradually introduce the new system in other 30 cities. The Xueersi IPS is developed based on our existing course content, and sets up five phases (preparation, pre-class quiz, post-class quiz, homework and review) for each class. Students have access to abundant study materials like test questions and video clips in each of the five phases. The system can push different types of questions to students based on the questions he/she gets wrong. Tutors review and correct the homework and quizzes online, and study reports are pushed to teachers and parents in a timely manner on their “Xueersi” app.

Personalized Premium Services

We began to offer personalized premium services in 2007 under our “Izhikang” brand. As of February 28, 2018, our Izhikang network included 96 learning centers and 96 service centers in 12 cities.

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

Online Courses

We began to offer online courses in 2010 through www.xueersi.com. Through www.xueersi.com, we offer online courses on mathematics, English, Chinese, physics, chemistry, biology, programming and other subjects. We also offer select online courses through other websites. Online courses enable us to leverage our proprietary curricula and course materials and high quality teachers to target markets beyond the reach of our physical network. It also enables our students to access our courses through the Internet at times and places most convenient for them and enable more students to access quality courses with affordable prices.

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

	Primary School							Middle School			High School
	K	1	2	3	4	5	6	7	8	9	10	11	12
Mathematics	●	●	●	●	●	●	●	●	●	●	●	●	●
English	●	●	●	●	●	●	●	●	●	●	●	●	●
Chinese	●	●	●	●	●	●	●	●	●	●	●	●	●
Physics	–	–	–	–	–	–	–	●	●	●	●	●	●
Chemistry	–	–	–	–	–	–	–	–	–	●	●	●	●
Biology	–	–	–	–	–	–	–	●	●	●	●	●	●
History	–	–	–	–	–	–	–	–	–	–	●	●	●
Political Science	–	–	–	–	–	–	–	–	–	–	●	●	●
Geography	–	–	–	–	–	–	–	–	–	–	●	●	●
	●		Current offered.				–	Currently not offered.

The history, political science and geography courses set forth in the table above are offered mainly through personalized premium tutoring services under our “Izhikang” brand and small-class services under our “Xueersi” brand. Net revenues related to these courses are not material. In addition, we also offer science, programming and GO courses.

Curriculum and Course Material Development

Substantially all of our education content for our non-English subject areas is developed in-house.

For the science subjects offered through Xueersi small classes, our team works closely with experts in different subject fields to keep up with changing academic and examination requirements in the PRC education system and solicits feedback from our teachers based on their classroom experience. When developing our curricula and course materials, we typically review and reference recent teaching materials and teachers’ training materials from leading public schools, consider any new examination requirements and requirements on cultivation of student ability and quality, and analyze the latest market trends and needs. Our development team is able to identify subjects and concepts that are difficult for students and focuses on the most important and difficult concepts and skills in the curricula. To address different educational requirements and needs of our students at each grade level, we have also developed curricula and course materials tailored for classes of different difficulty levels based on that group of students’ learning curves as well as their strengths and weaknesses. We evaluate, update and improve course materials based upon usage rate, feedback from teachers, students and parents as well as student performance. Most of our curricula and course materials are developed at our corporate level in Beijing and adopted by other locations with modifications to meet local requirements and demands. We have modularized a portion of our course materials based on specific topics so that centrally developed content can be more easily adopted locally and make our services more scalable, and we are in the process of modularizing other portions of our course materials.

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

Moreover, Since May 2016, we have cooperated with LAZEL Inc. by entering into content license agreements with LAZEL Inc., pursuant to which we are granted license to use leveled English reading materials “Reading A-Z” and certain other distribution rights with respect to such reading materials. The leveled reading method of “Reading A-Z” scientifically provide children of different age groups English reading contents that are suitable for their development.

Since November 2017, we entered into certain content license agreements with the Educational Testing Service, or ETS, pursuant to which, we and ETS intend to collaborate on launching our TOEFL preparation materials which, allowing students to practice on our platform and offering automated scoring and feedback.

Our Teachers

We have a team of dedicated and highly qualified teachers with a strong passion for education, whom we believe are essential to our success. We are committed to maintaining consistent and high teaching quality across our business. This commitment is reflected in our highly selective teacher hiring process, our emphasis on continued teacher training and rigorous evaluation, competitive performance-based compensation and opportunities for career advancement. We had 6,594, 11,084 and 17,868 full-time teachers and 1,794, 3,084 and 2,511 contract teachers as of February 29/28, 2016, 2017 and 2018, respectively.

For our Xueersi business, personalized premium services and online education business, we recruit teachers from university graduates, including many top-tier universities in China, as well as experienced teachers with a solid track record and strong reputation from other schools. Each of our newly hired full-time teachers is required to undergo certain standard and customized trainings that focus on education content, teaching skills and techniques as well as our corporate culture and values. In addition, our teachers are regularly evaluated for their classroom performance and teaching results. Our teachers’ retention, compensation and promotion are to a large extent based on the results of such evaluations. We offer our teachers competitive and performance-based compensation packages and provide them with prospects of career advancement within the company. Our best teachers may be promoted to become directors of our operations in new geographic markets outside Beijing, invited to participate in our educational content development effort and even considered for senior management positions.

Our Network

As of February 28, 2018, our extensive network consisted of 594 learning centers and 465 service centers in the cities set forth in the table below. Our learning centers are physical locations where classes are conducted. Our service centers offer consultation, course selection, registration and other services, most of which are also provided by our call centers and online platform.

The following table sets forth the number of learning centers and service centers in each of the 42 cities in our physical network as of February 28, 2018.

City	Number of Learning Centers	Number of Service Centers
Beijing	145	97
Shanghai	57	50
Guangzhou	45	45
Nanjing	56	32
Shenzhen	35	34
Tianjin	32	29
Wuhan	23	21
Xi’an	27	17
Chengdu	16	14
Hangzhou	24	23
Zhengzhou	18	17
Chongqing	16	10
Suzhou	12	8
Taiyuan	10	8
Shenyang	14	5
Changsha	7	6
Shijiazhuang	4	4
Jinan	5	5
Hefei	6	3
Qingdao	4	4
Changchun	2	2
Luoyang	2	2
Nanchang	2	2
Ningbo	3	1
Wuxi	3	2
Fuzhou	4	3
Xiamen	1	1
Lanzhou	1	1
Dalian	1	1
Guiyang	1	1
Dongguan	1	1
Xuzhou	2	2
Changzhou	2	2
Nantong	1	1
Foshan	2	2
Zhenjiang	4	3
Shaoxing	1	1
Yangzhou	1	1
Yantai	1	1
Wenzhou	1	1
Zhongshan	1	1
Zibo	1	1
Total	594	465

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

Marketing and Student Recruitment

We recruit students for our small-class business primarily through word-of-mouth referrals. Our reputation and brand have also greatly facilitated our student recruitment. Moreover, we engage in a range of marketing activities to enhance our brand recognition among prospective students and their parents, generate interest in our service offerings and further stimulate referrals. In the fiscal years ended February 29/28, 2016, 2017 and 2018, our selling and marketing expenses were $73.6 million, $126.0 million and $242.1 million, respectively, accounting for 11.9%, 12.1% and 14.1% of our total net revenues, respectively.

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

We believe that we compete favorably with our competitors on the basis of the above factors. However, some of our competitors may have more resources than we do, and may be able to devote greater resources than we can to expand their business and market shares. See “Item 3.D.-Key Information-Risk Factors-Risks Related to Our Business-We face significant competition, and if we fail to compete effectively, we may lose our market share and our profitability may be adversely affected.”

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

Among the domain names we have registered, several are highly valued and unique online assets as the domain name incorporates the Chinese spelling of the theme of the corresponding website, and is therefore easy to remember. Our domain names include the following:

Website Domain Name	Topic
www.jzb.com	Our main webpage which mainly has links to the websites listed below
(formerly www.eduu.com)
www.xueersi.com	Online courses
www.gaokao.com	College entrance examinations
www.zhongkao.com	High school entrance examinations
www.jiajiaoban.com	Personalized premium services
www.aoshu.com	Mathematics for primary and middle schools; specialized training for competition mathematics
www.yingyu.com	English language
www.youjiao.com	Preschool and kindergarten education
www.speiyou.com	Small-class tutoring under our Xueersi brand
www.mobby.cn	Tutoring services for students aged two through twelve under our Mobby brand
www.yuer.com	Raising infants and toddlers
www.kaoyan.com	Post-graduate degree entrance examination
www.firstleap.cn	All-subject tutoring services in English to children aged from two to fifteen years old
www.kmf.com	Preparation of English tests for study abroad purposes
www.vipx.com	Online one-on-one English tutoring services from foreign teachers
www.liuxue.com	Overseas studies services
www.mmbang.com	Communication platform related to pregnant preparations, pregnancy and raising infants and toddlers
www.dahai.com	Online one-on-one tutoring services for secondary schools students

To protect our brand and other intellectual property, we rely on a combination of trademark, copyright, patent, domain names, know-how and trade secret laws as well as confidentiality agreements with our employees, contractors and others. We cannot be certain that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate these rights. See “Item 3.D.-Key Information-Risk Factors-Risks Related to Our Business-If we fail to protect our intellectual property rights, our brand and business may suffer.”

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

Regulations on Private Education

The principal laws and regulations governing private education in China consist of the PRC Education Law, the Private Education Law and Implementation Rules, and the Regulations on PRC-Foreign Cooperation in Operating Schools. Below is a summary of relevant provisions of these regulations.

PRC Education Law

The National People’s Congress enacted the PRC Education Law, most recent amendment effective on June 1, 2016. The PRC Education Law sets forth provisions relating to the fundamental education systems of China, including a school system of preschool education, primary education, secondary education (including middle and high schools) and higher education, a system of nine-year compulsory education and a system of education certificates. The PRC Education Law stipulates that the government formulates plans for the development of education, and establishes and operates schools and other institutions of education. Under the PRC Education Law, enterprises, social organizations and individuals are in principle encouraged to operate schools and other types of educational organizations in accordance with PRC laws and regulations. The most recent amendment of Education Law, which became effective on June 1, 2016, abolished the provision that prohibits any organization or individual from establishing or operating a school or any other education institution for profit-making purposes. Nevertheless, schools and other education institutions sponsored wholly or partially by government financial funds and donated assets remain prohibited from being established as for-profit organizations.

The Law for Private Education Law and the Implementation Rules for Private Education Law

Under the Private Education Law and Implementation Rules, “private schools” are defined as schools established by non-governmental organizations or individuals using non-government funds. In addition, under the regulations, private schools providing certifications, pre-school education, self-study aid and other academic education are subject to approval by the education authorities, while private schools engaging in occupational qualification training and occupational skill training are subject to approval by the authorities in charge of labor and social welfare. A duly approved private school will be granted a private school operating permit, and shall be registered with the Ministry of Civil Affairs or its local branches as a privately run non-enterprise institution. In addition, learning centers of schools must make filings with the MoE or its local branches.

Under Private Education Law and Implementation Rules, private schools have the same status as public schools, though private schools are prohibited from providing military, police, political and other kinds of education that are of a special nature. Government-run schools that provide compulsory education are not permitted to be converted into private schools. In addition, under Private Education Law and Implementation Rules, operation of a private school is highly regulated. For example, the types and amounts of fees charged by a private school providing certifications shall be approved by the pricing authority and be publicly disclosed. A private school that does not provide certifications shall file its pricing information with the pricing authority and publicly disclose such information. We do not offer any degree or certification course and thus we shall file our pricing information with the relevant pricing authorities in the school districts where we have operations. We disclose our pricing information for our services provided by our private schools to the public.

Before September 1, 2017, the date the Amended Private Education Law became effective, Private education is treated as a public welfare undertaking in all aspects under the Private Education Law and Implementation Rules. Nonetheless, investors of a private school may choose to require “reasonable returns” from the annual net balance of the school net of costs, donations received, government subsidies, if any, the reserved development fund and other expenses as required by the regulations. Private schools fell into three categories, including private schools established with donated funds, private schools that require reasonable returns and private schools that do not require reasonable returns.

The election to establish a private school requiring reasonable returns was required to be provided in the articles of association of the school. The percentage of the school’s annual net income that can be distributed as reasonable return was required to be determined by the school’s board of directors, taking into consideration the following factors: (i) school fee types and collection criteria, (ii) the ratio of the school’s expenses in connection with educational activities and improvement of educational conditions to the total fees collected; and (iii) the admission standards and educational quality. The relevant information relating to the above factors was required to be publicly disclosed before the school’s board may determine the percentage of the school’s annual net income to be distributed as reasonable returns. Such information and the decision to distribute reasonable returns shall also be filed with the relevant government authorities within 15 days of the board decision. However, none of the current PRC laws and regulations provided any specific formula or guideline for determining “reasonable returns.” In addition, none of the current PRC laws and regulations sets forth clear requirements or restrictions on a private school’s ability to operate its education business as a school that requires reasonable returns or as a school that does not require reasonable returns.

Every private school was required to allocate a certain amount to its development fund for the construction or maintenance of school facilities or procurement or upgrade of educational equipment. In the case of a private school that required reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equal to no less than 25% of the annual increase in the net assets of the school, if any. Private schools that do not require reasonable returns shall be entitled to the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be formulated by the finance authority, taxation authority and other authorities under the State Council. To date, however, no regulations have been promulgated by the relevant authorities in this regard.

On November 7, 2016 the Standing Committee of the National People’s Congress promulgated the Amended Private Education Law, which took effect on September 1, 2017.

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

The Amended Private Education Law further establishes a new classification system for private schools on whether they are established and operated for profit-making purposes. Key features of this system include the following:

•	sponsors of for-profit private schools are entitled to retain the profits and proceeds from the schools and the operation surplus may be allocated to the sponsors pursuant to the PRC Company Law and other relevant laws and regulations, whereas sponsors of non-profit private schools are not entitled to the distribution of profits or proceed from the non-profit schools and all operation surplus of non-profit schools shall be used for the operation of the schools;

•	for-profit private schools are entitled to set their own tuition and other miscellaneous fees without seeking prior approval from or reporting to the relevant government authorities. whereas the collection of fees by non-profit private schools shall be regulated by the provincial, autonomous regional or municipal governments;

•	private schools (for-profit and non-profit alike) may enjoy preferential tax treatments; non-profit private schools will be entitled to the same tax benefits as public schools whereas taxation policies for for-profit private schools are still unclear as more specific provisions are yet to be introduced;

•	for construction or expansion of the school, non-profit schools may acquire the required land use rights in the form of allocation by the government as a preferential treatment, whereas for-profit private schools shall acquire the required land use rights by purchasing them from the government;

•	the remaining assets of non-profit private schools after liquidation shall continue to be used for the operation of non-profit schools, whereas the remaining assets of for-profit private schools shall be distributed to the sponsors in accordance with the PRC Company Law; and

•	governments at or above the prefecture level may support private schools (for-profit and non-profit alike) by subscribing to their services, providing student loans and scholarships, and leasing or transferring unused state assets to the schools, and the governments may further support non-profit private schools in the form of government subsidies, bonus funds and incentives for donation.

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

On September 1, 2017, SAIC and MoE jointly issued the Notice of Relevant Work on the Registration and Management of the Name of For-Profit Private Schools, which specifies the requirements on the names of for-profit private schools.

Besides the Amended Private Education Law and the above regulations, other details of the requirements on the operation of non-profit schools and for-profit schools will be provided in implementation regulations that are yet to be introduced, such as

•	an amendment to the Implementation Rules for the Law for Private Education Law;

•	local regulations relating to legal person registration of for-profit and non-profit private schools; and

•	specific measures to be formulated and promulgated by the competent authorities responsible for the administration of private schools in the province(s) in which our schools are located, including but not limited to specific measures for registration of pre-existing private schools, specific requirements for authenticating various parties’ property rights and payment of taxes and fees of for-profit private schools, taxation policies for for-profit private schools, measures for the collection of non-profit private schools’ fees.

As of the date of this report, certain local governments, for example, Shanghai, Jiangsu province, Hebei province, Shaanxi province and Qionghai (a city in Hainan), have promulgated their local regulations relating to legal person registration and administration for private schools and certain local governments, for example, Shanghai, Jiangsu, Hubei, Hebei, Zhejiang, Yunnan, Gansu, Anhui and Liaoning, have promulgated general guidance to encourage the development of private schools. Among these local regulations and guidance, some local governments, such as Shanghai, Hubei, Hebei, Anhui, Yunnan and Zhejiang require the existing private schools to register either as for-profit or non-profit schools within a specific time period.

As of May 31, 2018, among our 86 affiliated schools, 12 of them have elected to be for-profit schools and the remaining have not made the election to register as a for-profit or non-profit school. Because no preferential tax policies have been promulgated by the relevant authorities, none of our affiliated schools enjoys any preferential tax treatments pursuant to the requirements of local governmental authorities.

Sponsorship of Private Schools

Under the Private Education Law and Implementation Rules, entities and individuals that establish private schools are referred to as “sponsors.” As of May 31, 2018, Xueersi Education, Xueersi Network, Xinxin Xiangrong, Lebai Education and Pengxin TAL Industrial Investment (Shanghai) Co., Ltd., or Pengxin TAL or their subsidiaries were the sponsors of our 86 affiliated schools.

Before September 1, 2017, the date the Amended Private Education Law became effective, the “sponsorship interest” that a sponsor holds in a private school is, for all practical purposes, substantially equivalent under PRC law and practice to the “equity interest” a shareholder holds in a company. Pursuant to the Implementation Rules for Private Education Law, a sponsor of a private school has the obligation to make capital contributions to the school in a timely manner. The contributed capital can be in the form of tangible or non-tangible assets such as materials in kind, land use rights or intellectual property rights. Pursuant to the Private Education Law, the capital contributed by the sponsor becomes assets of the school and the school has independent legal person status. In addition, pursuant to the Private Education Law and Implementation Rules, the sponsor of a private school has the right to exercise ultimate control over the school by becoming the member of and controlling the composition of the school’s decision making body. Specifically, the sponsor has control over the private school’s constitutional documents and has the right to elect and replace the private school’s decision making bodies, such as the school’s board of directors, and therefore controls the private school’s business and affairs.

As of September 1, 2017, we were not aware of any PRC law which provides that upon liquidation of a private school, the sponsor is legally restricted to receive only its invested capital and is not allowed to receive other returns. As of September 1, 2017, there was no national law that addresses this subject one way or the other. In the absence of a national law providing for the sponsor’s rights upon liquidation of a private school, provincial regulations and interpretations are ambiguous and inconsistent on this subject. There were local regulations or interpretations that specifically provide that sponsors are entitled to private schools’ residual assets pro rata based on their respective capital contribution. Nevertheless, there were also local regulations that are less clear in this regard.

Notwithstanding the legal uncertainties surrounding this issue, we believe that the potential risk that we will not receive all of the residual assets upon the liquidation of a school is immaterial. There were no capital contributions made by any PRC governmental authorities to our schools, nor did any of our schools ever receive donations from any third parties, including PRC governmental authorities or any third party enterprises. Neither we nor our PRC counsel are aware of any case in China where a private school which has been solely funded by private sponsors without any government or donated funds became state property or was otherwise appropriated by a government authority upon liquidation without the prior consent of its sponsor. We historically have never liquidated any school that was profitable and we have no plans to do so in the future unless required by the laws and regulations. If, for any reason, we would like to divest a profitable school, a commercially sensible way to do so is to sell, rather than liquidate, the school. When selling a school, the sponsor is entitled to receive consideration for transferring sponsorship, which often exceeds its initial investment in the school.

Upon the effectiveness of the Amended Private Education Law in September 2017, sponsors of for-profit private schools are entitled to retain the profits and proceeds from the schools and the operation surplus may be allocated to the sponsors pursuant to the PRC Company Law and other relevant laws and regulations, whereas sponsors of non-profit private schools are not entitled to the distribution of profits or proceed from the non-profit schools and all operation surplus of non-profit schools shall be used for the operation of the schools. The remaining assets of non-profit private schools after liquidation shall continue to be used for the operation of non-profit schools, whereas the remaining assets of for-profit private schools shall be distributed to the sponsors in accordance with the PRC Company Law.

Regulations on PRC-Foreign Cooperation in Operating Schools

PRC-foreign cooperation in operating schools or training courses is specifically governed by the Regulations on PRC-Foreign Cooperation in Operating Schools, promulgated by the State Council in accordance with the PRC Education Law, the Occupational Education Law and Private Education Law, and the Implementation Rules for the Regulations on PRC-Foreign Cooperation in Operating Schools.

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

Regulations on Online and Distance Education

Pursuant to the Administrative Regulations on Educational Websites and Online and Distance Education Schools issued by the MoE, educational websites and online education schools may provide education services in relation to higher education, secondary education, primary education, pre-school education, education for teachers, occupational education, adult education, other education and public educational information services. “Educational websites” refer to organizations providing education or education-related information services to website visitors by means of a database or online education platform connected via the Internet or an educational television station through an Internet service provider. “Online education schools” refer to education websites providing academic education services or training services that issue education certificates within the issuance of various certificates. Setting up education websites and online education school is subject to approval from relevant education authorities, depending on the specific types of education. Any educational website and online school shall, upon the receipt of approval, indicate on its website such approval information as well as the approval date and file number.

On June 29, 2004, the State Council promulgated the Decision on Setting Down Administrative Licenses for the Administrative Examination and Approval Items Really Necessary to Be Retained, pursuant to which the administrative license for “online education schools” was retained, while the administrative license for “educational websites” was not retained. On January 28, 2014, the State Council promulgated the Decision on Abolishing and Delegating Certain Administrative Examination and Approval Items, pursuant to which the administrative approval for “online education schools” of higher education was abolished.

Notwithstanding these decisions formulated by the State Council, as the Administrative Regulations on Educational Websites and Online Education Schools were not explicitly abolished, in practice, certain local authorities continue to implement the approval requirement for setting up education websites and online education schools until February 3, 2016, when the State Council promulgated the Decision on Cancelling the Second Batch of 152 Items Subject to Administrative Examination and Approval by Local Governments Designated by the Central Government, explicitly withdrew the approval requirements for operating educational websites and online education schools as provided by the Administrative Regulations on Educational Websites and Online Education Schools, and reiterated the principle that administrative approval requirements may only be imposed in accordance with the PRC Administrative Licensing Law.

In December 2017, Shanghai Municipal Government promulgated the Management Methods of Classified Registration of Private Schools, the Setting Standards for Private Training Institutions of Shanghai, the Management Measures for the For-profit Private Training Institutions of Shanghai, and the Management Methods for the Non-Profit Private Training Institutions of Shanghai, or the Shanghai Implementation Regulations, collectively. Pursuant to the Shanghai Implementation Regulations, any management measures and regulations applied to institutions that provide training services only through the Internet will be further promulgated separately. These management measures and regulations have not yet been introduced as of the date hereof.

Regulations on Publishing and Distribution of Publications

The Administrative Regulations on Publication, promulgated by the State Council and most recently amended in February 6, 2016, apply to publication activities, i.e., the publishing, printing, copying, importation or distribution of publications, including books, newspapers, periodicals, audio and video products and electronic publications, each of which requires approval from the relevant publication administrative authorities. According to the Administrative Regulations on Publication, any entity engaging in the activities of publishing, printing, copying, importation or distribution of publications, shall obtain relevant permits of publishing, printing, copying, importation or distribution of publications. In addition, according to the effective Foreign-Investment Industrial Guidance Catalog, foreign investors are prohibited from engaging in the publishing business. Therefore, our subsidiaries and Consolidated Affiliated Entities are not permitted to engage in publishing business under these regulations. We have been cooperating with qualified PRC publishing companies to publish our self-developed books, to comply with the Administrative Regulations on Publication.

According to the prior Measures for the Administration of Internal Informative Publications, entities engaging in printing internal informative publications may obtain an internal informative publications printing permit instead of the permit of publishing. Such internal informative publications are defined as publications used for internal information communication and work guidance purpose and are not for sale. In April 2015, the current Measures for the Administration of Internal Informative Publications took effect and abolished the prior measures. Under the new regulation, the internal informative publications printing permit is not available for printing and publishing of textbooks and teaching materials for primary and secondary school students. In addition, the new regulation prohibits entities which have obtained the internal permit from offering the internal informative publications to its client or to the public. Our certain subsidiaries and consolidated Affiliated Entities engage in printing and providing teaching handouts and other materials to our students. Under the new regulation, it is uncertain whether printing and providing teaching handouts and other materials to our students would be deemed publishing activities. If the General Administration of Press and Publication or its local branches or other competent authorities deem such activities as publishing, we may become subject to significant penalties, fines, legal sanctions or an order suspending our printing and providing of teaching handouts and other materials to our students.

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

In addition, pursuant to the Administrative Regulations on Publishing Audio-Video Products promulgated by the State Council on December 25, 2001, which became effective as of February 1, 2002, any entity engaged in the wholesale or retail distribution of audio-video products was required to secure a Business Certificate for Audio-Video Products from the relevant culture authorities. Such Administrative Regulations on Publishing Audio-Video Products was later amended in 2011, 2013 and was most recently amended on January 2, 2016, pursuant to which the Business Certificate for Audio-Video Products was replaced by the Permit for Operating Publications Business and entities or individuals engaging in distribution of audio-video products shall only need to hold a Permit for Operating Publications Business, while a Business Certificate for Audio-Video Products shall no longer be needed.

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

Xueersi Education, Xueersi Network, and Lebai Education and their certain subsidiaries have obtained the Permit for Operating Publications Business for retail or wholesale distribution of publications. If our Consolidated Affiliated Entities that are engaged in the whole sale or retail distribution of teaching materials and audio-video products or other publications are not able to pass the subsequent inspection or examination, they may not be able to maintain such permits or licenses necessary for their business. In addition, our VIEs are engaging in publishing teaching materials and audio-video products or other publications to students online, but our VIEs have not obtained the Internet Publishing Service License. We may become subject to significant penalties, fines, legal sanctions or an order to suspend our publishing of teaching materials and audio video online.

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

Xueersi Education, Xueersi Network and certain other VIE’s subsidiaries, which engage in providing most of our commercial Internet information services or providing online bulletin board services in China, have each obtained an ICP license from, and will duly amend registrations with, the competent local branch of the MII.

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

Advertisers, advertising operators and advertising distributors, which certain of our variable interest entities may be categorized as due to the businesses they engage in, are required by applicable PRC advertising laws, rules and regulations to ensure that the content of the advertisements they prepare or distribute are true and in compliance with applicable laws, rules and regulations. Violation of these laws, rules and regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAIC or its local branches may revoke the violator’s license or permit for advertising business operations. In addition, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe the legal rights and interests of third parties, such as infringement of intellectual proprietary rights, unauthorized use of a name or portrait and defamation.

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

In the fiscal year ended February 28, 2018, 7.0% of our total net revenues were derived from audio-video program services offered through www.xueersi.com and that may be subject to the Audio-Video Program Measures. See “Item 3.D.-Key Information-Risk Factors- We face risks and uncertainties with respect to the licensing requirement for Internet audio-video programs”.

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

Xueersi Education and Xueersi Network, which carry out producing TV animation movies, have each obtained the License for the Production and Operation of Radio and Television Program from the Beijing branch of the SARFT.

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

Domain names. Pursuant to the Measures for the Administration of Internet Domain Names, which was promulgated by the Ministry of Industry and Information Technology of the PRC on August 24, 2017 with effect from November 1, 2017, “domain name” shall refer to the character mark of hierarchical structure, which identifies and locates a computer on the internet and corresponds to the Internet protocol (IP) address of that computer and the principle of “first come, first serve” is followed for the domain name registration service. Domain name applicants shall provide true, accurate and complete identification of the domain name holder as requested by the domain name registration service provider.

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

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

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

Our beneficial owners who are PRC residents immediately before our initial public offering had registered with the local branch of SAFE prior to our initial public offering in 2010.

Regulations on Loans to and Direct Investment in the PRC Entities by Offshore Holding Companies

According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE in 1997, the Interim Provisions on the Management of Foreign Debts, promulgated by SAFE in 2003, the National Development and Reform Commission and the Ministry of Finance, and Measures for the Administration of the Registration of Foreign Debts, effective May 2015 and revised on May 4, 2016, loans by foreign companies to their subsidiaries in China, which are foreign-invested enterprises, are considered foreign debt, and such loans must be registered with the local branches of SAFE. Under the provisions, these foreign-invested enterprises must submit registration applications to the local branches of SAFE within 15 days following execution of foreign loan agreements, and the registration should be completed within 20 business days from the date of receipt of the application. In addition, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term foreign debt borrowed by a foreign-invested enterprise is limited to the difference between the total investment and the registered capital of the foreign-invested enterprise. Total investment of a foreign-invested enterprise is the total amount of capital that can be used for the operation of the foreign-invested enterprise, as approved by the MOFCOM or its local branch, and may be increased or decreased upon approval by the MOFCOM or its local branch. Registered capital of a foreign-invested enterprise is the total amount of capital contributions to the foreign-invested enterprise by its foreign holding company or owners, as approved by the MOFCOM or its local branch and registered at the SAIC or its local branch.

According to applicable PRC regulations on foreign-invested enterprises, including but not limited to the Interim Measures for the Administration of the Establishment and Alteration of Archival Filing of Foreign Funded Enterprises, effective October 8, 2016, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered foreign-invested enterprises, may only be made when approval or filing by the MOFCOM or its local branch has been obtained. In such approval and filing process of capital contributions, the MOFCOM or its local branch examines the business scope of each foreign invested enterprise under review to ensure it complies with the Foreign-Investment Industrial Guidance Catalog, which classifies industries in China into three categories, namely “encouraged foreign investment industries,” “restricted foreign investment industries” and “prohibited foreign investment industries.” Industries not listed in the Foreign-Investment Industrial Guidance Catalog are generally open to foreign investment unless specifically restricted by other PRC regulations. The capital contribution of the foreign-invested enterprises falling in the scope of “restricted foreign investment industries” and “prohibited foreign investment industries” shall obtain approval from the MOFCOM or its local branch, while the capital contribution of the foreign-invested enterprises falling outside such scopes may file with the MOFCOM or its local branch. The latest Foreign-Investment Industrial Guidance Catalog was issued, effective June 2017, to replace the previous one.

Each of our PRC subsidiaries is a foreign-invested enterprise, is not engaged in any prohibited or restricted businesses listed in either the previous or the current Foreign-Investment Industrial Guidance Catalog and has not incurred any foreign debt.

On January 1, 2017, PBOC promulgated Notice of the People’s Bank of China on Issues Concerning Macro Prudential Management of Full Scale Cross-border Financing or PBOC Circular 9. According to PBOC Circular 9, PBOC establishes a cross-broader financing regulation system based on the capital or net assets of the micro main body under macro prudential rules, and the legal entities and financial institutions established in PRC including the branches of foreign banks registered in China but excluding government financing vehicles and real estate enterprise, may carry out cross-border financing of foreign currency in accordance with relevant regulations of such system. PBOC Circular 9 provides that, among other things, the outstanding amount of the foreign currency for the entities in cross-border financing shall be limited to the Upper Limit of the Risk Weighted Balance of such entity, which shall be calculated according to the formula provided in PBOC Circular 9; the enterprise shall, after signing the contract for cross-border financing, but not later than three business days before the withdrawal of the borrowing funds, file with the local branches of SAFE for the cross-border financing through SAFE’s capital project information system. PBOC Circular 9 also provides that during the one-year period started from January 11, 2017, foreign-invested enterprises may choose one method to carry out cross-broader financing in foreign currency either according to PBOC Circular 9 or according to the Interim Provisions on the Management of Foreign Debts. After the end of such one-year period, the method of foreign-invested enterprises to carry out cross-broader financing in foreign currency will be determined by PBOC and SAFE.

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

Regulations on Cross-border Fund Pool of Multinational Corporations

In September 2015, PBOC promulgated the Notice to Further Facilitate Multinational Corporation Groups to Carry Out Round-way Cross-border RMB Fund Pool Business, or PBOC Circular 279. According to PBOC Circular 279, the term “Multinational Corporation Group” refers to the enterprise consortium consisting of the entities with equity relationship, including a parent company and its subsidiaries, or Parent Company’s Subsidiaries, more than 51% equity interest of which is held by such parent company, the wholly-owned subsidiaries of Parent Company’s Subsidiaries, the subsidiaries more than 20% equity interest of which is held by one or more Parent Company’s Subsidiaries, and the subsidiaries less than 20% equity interest of which is held by one or more Parent Company’s Subsidiaries but the first majority shareholder is the Parent Company’s Subsidiary. Multinational Enterprise Group can arrange the surplus and deficiency of cross-border RMB funds of domestic and foreign members of the Multinational Corporation Group and centralize the cross-border RMB funds between domestic and foreign members based on the needs of its operation and management subject to the requirements of PBOC Circular 279, or Round-way Cross-border RMB Fund Pool Business. The domestic enterprise which carries out the Round-way Cross-border RMB Fund Pool Business shall open a RMB special deposit account for Round-way Cross-border RMB Fund Pool Business. Pengxin TAL, together with our company, five of our wholly owned subsidiaries and one VIE as a Multinational Enterprise Group, started the Round-way Cross-border RMB Fund Pool Business and open a special deposit account for Round-way Cross-border RMB Fund Pool Business in China Construction Bank Shanghai Pudong Branch.

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

In addition, SAFE promulgated SAFE Circular 142, which restricts the use of RMB funds converted from foreign exchange. It requires that Renminbi converted from foreign currency-denominated capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the relevant government authority in charge of foreign investment or by other competent authorities and be registered with the local branch of the SAIC and, unless set forth in the business scope or in other regulations, may not be used to make equity investments China. Moreover, the approved use of such RMB funds may not be changed without approval from SAFE. RMB funds converted from foreign exchange may not be used to repay loans in RMB if the proceeds of such loans have not yet been used. Any violation of SAFE Circular 142 may result in severe penalties, including substantial fines. SAFE promulgated SAFE Circular 19, effective June 2015, to abolish SAFE Circular 142, but the foregoing rules have been retained in SAFE Circular 19. SAFE promulgated SAFE Circular 13, effective June 2015, pursuant to which annual foreign exchange inspection of direct investment is not required anymore and the registration of existing equity is required. SAFE Circular 13 also grants the authority to banks to examine and process foreign exchange registration with respect to both domestic and overseas direct investment. SAFE issued SAFE Circular 16, effective June 9, 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. As SAFE Circular 16 is newly issued and SAFE has not provided detailed guidelines with respect to its interpretation or implementations, it is uncertain how these rules will be interpreted and implemented.

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

According to the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information of Citizens, if a business operator collects personal information of citizens by purchasing, accepting or exchanging, or collects personal information of citizens in the course of performing their duties and providing services in violation of relevant laws and regulations of the State and meet one of the following standards, such operator will be considered in breach of criminal law and such operator and its responsible personnel must undertake criminal liabilities: (i) illegal acquisition, sale or provision of more than 50 pieces of track information, communication content, credit information or property information; (ii) illegal acquisition, sale, or provision of more than 500 pieces of accommodation information, communication records, health and physiological information, trading information, and other personal information which may affect the safety of personal and property; (iii) illegal acquisition, sale, or provision of more than 5000 pieces of personal information other than the information mentioned in the preceding (i) and (ii); (iv) the profits generated from using the illegally collected and acquired personal information is more than RMB50,000; and (v) resale the personal information collected during the course of performing their duties and providing service and the amount of resold personal information reaches 50% of the prescribed standard mentioned in (i), (ii), (iii) or (iv), as applicable.

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

Administrative Measures for Outbound Investment by Enterprises

Administrative Measures for Outbound Investment by Enterprises, or Circular 11, is promulgated by NDRC, on December 26, 2017 and became effective on March 1, 2018. According to Circular 11, to make Outbound Investment, the investor shall go through verification and approval, record-filing and other procedures applicable to outbound investment projects, report relevant information, and cooperate with supervision and inspection. Outbound investments for purpose of Circular 11 are the investment activities whereby an enterprise within PRC, directly or via overseas enterprises under its control, acquires ownership, controlling power, rights of operation and management and other relevant rights and interests overseas by making asset or equity investment, providing financing or guarantee, etc., and the aforementioned investment activities shall include but not limited to (1) acquiring land ownership, land-use rights and other rights and interests overseas; (2) acquiring concession rights to explore or exploit natural resources and other rights and interests overseas; (3) acquiring ownership, rights of operation and management and other rights and interests of infrastructure overseas; (4) acquiring ownership, rights of operation and management and other rights and interests of enterprises or assets overseas; (5) constructing new fixed assets overseas, or renovating or expanding existing fixed assets overseas; (6) establishing a new enterprise overseas or increasing investment in an existing enterprise overseas; (7) setting up a new overseas equity investment fund or purchasing units in an existing overseas equity investment fund; and (8) controlling enterprises or assets overseas by agreements or trusts. Individual resident of PRC who invest overseas via overseas enterprises or enterprises in Hong Kong, Macao and Taiwan regions which are under their control shall also be subject to this Circular 11.

According to Circular 11, sensitive outbound investment projects carried out by an enterprise within PRC directly or via the overseas enterprises under their control should obtain verification and prior approval from NDRC. For the purpose of the Circular 11, sensitive outbound investment projects include: (1) Projects involving sensitive countries and regions, including (i) countries and regions that have not established diplomatic relations with China; (ii) countries and regions where war or civil unrest has broken out; (iii) countries and regions in which investment by enterprises shall be restricted pursuant to the international treaties, agreements, etc. concluded or acceded to by China; and (iv) other sensitive countries and regions, and (2) Projects involving sensitive industries, including (i) research, production and maintenance of weaponry and equipment; (ii) development and utilization of cross-border water resources; (iii) news media; and (iv) other industries in which outbound investment needs to be restricted pursuant to China’s laws and regulations as well as related control policies.

According to Circular 11, the non-sensitive outbound investment projects directly carried out by an enterprise within the PRC, including directly making asset or equity investment, or providing financing or guarantee, shall complete record-filing with the competent authority prior to the implementation of the Project. Where an investor within the PRC carries out a large-amount non-sensitive outbound investment project with the investment amount over RMB0.3 billion via overseas enterprises under its control, such investor shall submit an information reporting form for large-amount non-sensitive projects with the investment amount over 0.3 billion via the Network System prior to the implementation of the said Project to inform the NDRC of relevant information.

Where an outbound investment project falls within the scope of administration by verification and approval or record-filing but its investor within the PRC fails to obtain a valid verification and approval document or notice of record-filing, departments in charge of foreign exchange administration and customs, should, pursuant to the law, not process its application, and no financial enterprises should, pursuant to the law, provide relevant fund settlement and financing services.

Circular on Special Enforcement Campaign concerning After-school Training Institutions to Alleviate Extracurricular Burden on Students of Elementary Schools and Middle Schools

On February 13, 2018, the General Offices of MoE, SAIC, Ministry of Civil Affairs and Ministry of Human Resources and Social Security promulgated Circular on Special Enforcement Campaign concerning After-school Training Institutions to Alleviate Extracurricular Burden on Students of Elementary Schools and Middle Schools, or Circular 3. Among other things, the Circular 3 requires all local bureau of MoE, SAIC, Ministry of Civil Affairs and Ministry of Human Resources and Social Security to carry out a special enforcement campaign to prohibit the extracurricular private training schools and institutions from providing courses that go beyond the scope and schedule of teaching syllabus or provide trainings to strengthen testing abilities for students; and to prohibit the extracurricular private training schools and institutions from organizing outside-school examination and competition for primary and middle school students. In addition, Circular 3 also prohibits primary and middle schools from using a student’s outside-school examination or competition scores and his or her performance in extracurricular activities as a factor to determining whether to admit such student.

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

Administrative Measures for the Due Diligence Investigation of the Tax-related Information of Non-resident Financial Accounts

According to Administrative Measures for the Due Diligence Investigation of the Tax-related Information of Non-resident Financial Accounts, or the Measures in this paragraph, which is promulgated by State Administration of Taxation, Ministry of Finance, PBOC and relevant department of PRC in 2017, a financial institution shall, in accordance with the principle of good faith, prudence and due diligence, distinguish accounts of different types to understand the tax resident status of their respective account holders or relevant controllers in accordance with these Measures, identify non-resident financial accounts, and collect and submit account-related information. For the purpose of these Measures, non-residents shall refer to individuals and enterprises (including organizations of other types) other than Chinese tax residents, but shall not include government agencies, international organizations, central banks, financial institutions or companies listed and traded on securities markets and their affiliated institutions. For the purpose of these Measures, financial institutions shall refer to deposit-taking institutions, custody institutions, investment institutions, specific insurance institutions and their branches. The aforesaid securities markets shall refer to securities markets recognized and regulated by their respective local government. Chinese tax residents shall refer to resident enterprises or resident individuals prescribed under Chinese tax laws. For the purpose of these Measures, non-resident financial accounts shall refer to the financial accounts that are opened or maintained with financial institutions within the Mainland China, and are held by non-residents or passive non-financial institutions with non-resident controllers. A financial institution shall classify a non-resident financial account in the category of non-resident financial accounts for management from the date when it is identified as such. Where an account holder constitutes both a Chinese tax resident and a tax resident of other countries (regions), a financial institution shall collect and submit information on the account of the said holder in accordance with these Measures.

Organizational Structure

The following diagram sets out details of our significant subsidiaries and Consolidated Affiliated Entities as of May 31, 2018:

Firstleap USA Inc.
TAL Education Group
(Cayman Islands)
Firstleap Education Group
(Cayman Islands)
("Firstleap")
100%
100%
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
100%
Beijing Huanqiu Zhikang Shidai Education Consulting Co. Ltd. ("Huanqiu Zhikang")
100%
Beijing Xintang Sichuang Education Technology Co., Ltd ("Beijing Xintang Sichuang")
100%
Zhixuesi Education Consult (Beijing) Co. Ltd ("Zhixuesi Beijing")
100%
Bangxin Zhang (1) 56.5%
Yundong Cao 26.0%
Yachao Liu (2) 10.0%
Yunfeng Bai (3) 7.5%
Bangxin Zhang (1) 56.5%
Yundong Cao 26.0%
Yachao Liu (2) 10.0%
Yunfeng Bai (3) 7.5%
Bangxin Zhang (1) 75.5%
Yachao Liu (2) 14.0%
Yunfeng Bai (3) 10.5%
Pengxin TAL Industrial Investment (Shanghai) Co., Ltd. ("Pengxin TAL")
100%
100%
100%
100%
Beijing Lebai Education Consulting Co., Ltd. ("Lebai Education")
Beijing Xueersi Education Technology Co., Ltd. ("Xueersi Education")
Beijing Xueersi Network Technology Co., Ltd. ("Xueersi Network")
Xinxin Xiangrong Education Technology (Beijing) Co., Ltd. ("Xinxin Xiangrong")
100%
Sponsorship interest
12 schools
100%
6 subsidiaries
100%
Sponsorship interest
100%
9 schools
100%
12 subsidiaries
100%
Sponsorship interest
34 schools
100%
13 subsidiaries
Sponsorship interest
(4)
11 schools
(4)
5 subsidiaries
Sponsorship interest
Majority percentage
3 schools
Majority percentage
8 subsidiaries
Sponsorship interest
7 schools
100%
2 subsidiaries
100%
Majority percentage
1 subsidiary
100%
48 subsidiaries
100%
10 school
Majority percentage
1 subsidiary
Equity interest
Contractual arrangement

(1)	Mr. Bangxin Zhang is our chairman and chief executive officer. He owned 31.0% of the common shares and 71.2% of the voting power of TAL Education Group as of May 31, 2018.

(2)	Mr. Yachao Liu is our director and chief operating officer. He owned 4.7% of the common shares and 10.7% of the voting power of TAL Education Group as of May 31, 2018.

(3)	Mr. Yunfeng Bai is our president. He owned 1.6% of the common shares and 3.7% of voting power of TAL Education Group as of May 31, 2018.

(4)	Xueersi Education directly or indirectly holds majority ownership and Xueersi Network directly or indirectly holds the remaining minority ownership. We evaluated the sponsorship interest in the schools for consolidation under the asset, lease, variable interest entity and voting interest models. After consideration, we consolidated the schools under the variable interest model.

(5)	We hold majority ownership with the minority ownership held by third parties.

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

Exclusive Business Service Agreements. Pursuant to the Exclusive Business Cooperation Agreement entered into on June 25, 2010 by and among TAL Beijing, Xueersi Education, Xueersi Network, the shareholders, subsidiaries and schools of Xueersi Education and Xueersi Network, or the Agreement of Xueersi Education and Xueersi Network, which supersedes all agreements among parties with respect to subject matters thereof, TAL Beijing or its designated affiliates have the exclusive right to provide each of Xueersi Education and Xueersi Network and their subsidiaries and schools comprehensive intellectual property licensing and various technical and business support services. Pursuant to the Exclusive Business Service Agreement entered into by and among TAL Beijing, Xinxin Xiangrong and its shareholders on August 4, 2015, or the Agreement of Xinxin Xiangrong, TAL Beijing and its designated affiliates have the exclusive right to provide Xinxin Xiangrong and its subsidiaries and schools (if any) comprehensive intellectual property licensing and various technical and business support services. Lebai Information, Lebai Education and its sole shareholder, subsidiaries and schools have entered into an Exclusive Business Service Agreement on October 26, 2015, or the Agreement of Lebai Education, the terms of which are substantially the same as the Agreement of Xinxin Xiangrong summarized above. The services under each of these agreements include, but are not limited to, employee training, technology development, transfer and consulting services, public relation services, market survey, research and consulting services, market development and planning services, human resource and internal information management, network development, upgrade and ordinary maintenance services, and software and trademark licensing and other additional services as the parties may mutually agree from time to time. Without the prior written consent of TAL Beijing or Lebai Information, none of the VIEs or their respective subsidiaries or schools may accept services provided by any third party which are covered by the agreements set forth above. TAL Beijing and Lebai Information or their designated affiliates owns the exclusive intellectual property rights created as a result of the performance of these agreements. With respect to the Agreement of Xueersi Education and Xueersi Network, the relevant Consolidated Affiliated Entities agree to pay annual service fees to TAL Beijing or its designated affiliates and adjust the service fee rates from time to time at TAL Beijing’s discretion. Such agreement will not expire unless terminated pursuant by a mutual agreement of parties. With respect to the Agreement of Xinxin Xiangrong, the relevant Consolidated Affiliated Entities agree to pay service fees regularly to TAL Beijing or its designated affiliates and adjust the service fee rates from time to time at TAL Beijing’s discretion. Such agreement will not expire unless terminated pursuant by a mutual agreement of parties. With respect to the Agreement of Lebai Education, the relevant Consolidated Affiliates Entities agree to pay service fees regularly to Lebai Information or its designated affiliates and adjust the service fee rates from time to time at Lebai Information’s discretion. The term of such agreement is 10 years and will be renewed for another 10 years at Lebai Information’s discretion. Each of these agreements entitle TAL Beijing or its designated affiliates and Lebai Information to charge our Consolidated Affiliated Entities service fees regularly that amount to substantially all of the net income of the Consolidated Affiliated Entities before the service fees.

Call Option Agreement. Pursuant to a call option agreement, dated on February 12, 2009, by and among TAL Beijing, Xueersi Education, Xueersi Network and the respective shareholders of Xueersi Education and Xueersi Network, the respective shareholders of Xueersi Education and Xueersi Network unconditionally and irrevocably granted TAL Beijing or its designated party an exclusive option to purchase from the shareholders part or all of the equity interests in Xueersi Education and Xueersi Network, as the case may be, for the minimum amount of consideration permitted by the applicable PRC laws and regulations under the circumstances where TAL Beijing or its designated party is permitted under PRC laws and regulations to own all or part of the equity interests of Xueersi Education and Xueersi Network or where we otherwise deem it necessary or appropriate to exercise the option. TAL Beijing, Xinxin Xiangrong and the shareholders of Xinxin Xiangrong have entered into a call option agreement on August 4, 2015, and Lebai Information, Lebai Education and the sole shareholder of Lebai Education have entered into a call option agreement on October 26, 2015, the terms of which are substantially the same as the call option agreement summarized above. These agreements become effective on the date of execution and terminate when all of the obligations and rights under such agreement are completely performed. Under each of these agreements, TAL Beijing or Lebai Information has sole discretion to decide when to exercise the option, and whether to exercise the option in part or in full. The key factor for us to decide whether to exercise the option is whether the current regulatory restrictions on foreign investment in the educational service business will be removed in the future, the likelihood of which we are not in a position to know or comment on.

Equity Pledge Agreement. Pursuant to an equity pledge agreement, dated on February 12, 2009, by and among TAL Beijing, Xueersi Education, Xueersi Network and the respective shareholders of Xueersi Education and Xueersi Network, and supplemental agreements, dated on June 25, 2010, by and among TAL Beijing, Xueersi Education, Xueersi Network and their respective shareholders, the respective shareholders of Xueersi Education and Xueersi Network unconditionally and irrevocably pledged all of their equity interests in Xueersi Education and Xueersi Network to TAL Beijing to guarantee performance of the obligations of Xueersi Education and Xueersi Network and their respective subsidiaries and schools under the technology support and service agreements with TAL Beijing. The shareholders of Xueersi Education and Xueersi Network agree that, without the prior written consent of TAL Beijing, they will not transfer or dispose the pledged equity interests or create or allow any encumbrance on the pledged equity interests that would prejudice TAL Beijing’s interest.

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

The imposition of any of these penalties could result in a material adverse effect on our ability to conduct our business. See “Item 3.D.-Key Information-Risk Factors-Risks Related to Our Corporate Structure-If the PRC government determines that the agreements that establish the structure for operating our business in China are not in compliance with applicable PRC laws and regulations, we could be subject to severe penalties” and “Item 3.D.-Key Information-Risk Factors-Risks Related to Doing Business in China-Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

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

C.	Property, Plants and Equipment

Facilities

Our headquarters are located in Beijing, China. As of February 28, 2018, we leased approximately 331,000 square meters in Beijing, consisting of approximately 236,000 square meters of learning center and service center space and approximately 95,000 square meters of office space. As of February 28, 2018, we owned 7,582 square meters of office space in Beijing.

In addition to our learning center and service center space and office space leased in Beijing, as of February 28, 2018, we leased an aggregate of approximately 913,000 square meters of learning center and service center space and an aggregate of approximately 70,000 square meters of office space in 41 other cities throughout China.

For more information concerning the usage of our learning centers and service centers, see “Item 4.B. Information on the Company-Business Overview-Our Network.”

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3.D. Key Information-Risk Factors” and elsewhere in this annual report.

A.	Operating Results

Overview

Our extensive network of learning centers and service centers has increased from 363 and 292, respectively, in the fiscal year ended February 29, 2016, to 594 and 465, respectively, in the fiscal year ended February 28, 2018. Our average student enrollments per quarter increased from approximately 577 thousand in the fiscal year ended February 29, 2016 to approximately 1.9 million in the fiscal year ended February 28, 2018, representing a CAGR,of 79.6%.

We have experienced significant growth in our business in recent years. Our total net revenues increased from $619.9 million in the fiscal year ended February 29, 2016 to $1,715.0 million in the fiscal year ended February 28, 2018, representing a CAGR of 66.3%. Net income attributable to TAL Education Group increased from $102.9 million in the fiscal year ended February 29, 2016 to $198.4 million in the fiscal year ended February 28, 2018, representing a CAGR of 38.9%.

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

Our results of operations are also affected by the education system or policies relating to the after-school tutoring service market in China. Due to PRC legal restrictions on foreign ownership and investment in education businesses in China, aside from our personalized premium tutoring services in Beijing conducted by our PRC subsidiaries, Huanqiu Zhikang and Zhixuesi Beijing, substantially all of our education business in China is conducted through the VIE Contractual Arrangements. We do not have equity interests in our VIEs. However, as a result of the VIE Contractual Arrangements, we are the primary beneficiary of these entities and treat them as our variable interest entities under U.S. GAAP. In the opinion of Tian Yuan Law Firm, our PRC counsel, (i) the ownership structures of our Consolidated Affiliated Entities and wholly owned subsidiaries in China are in compliance with existing PRC laws and regulations, and (ii) the VIE Contractual Arrangements are valid, binding and enforceable under, and will not result in any violation of, PRC laws or regulations currently in effect. We have been advised by our PRC counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. See “Item 3.D.-Key Information-Risk Factors-Risks Related to Our Corporate Structure-If the PRC government determines that the agreements that establish the structure for operating our business in China are not in compliance with applicable PRC laws and regulations, we could be subject to severe penalties” and “Item 3.D.-Key Information-Risk Factors-Risks Related to Doing Business in China-Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

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

In recent years, we have opened new learning centers to further penetrate our existing markets and enter new markets. The number of our learning centers grew from 363 in 25 cities as of February 29, 2016, to 594 in 42 cities as of February 28, 2018. We plan to open additional learning centers in these existing cities and explore opportunities to open learning centers in other targeted geographic markets in China in order to continue to attract new student enrollments.

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

Costs and Expenses

Our ability to maintain and increase profitability also depends on our ability to effectively control our costs and expenses. A significant component of our cost of revenues is compensation to our teachers. We offer competitive remunerations to our teachers in order to attract and retain top teaching talent. Fees and performance-linked bonuses to our teachers accounted for approximately 23.6%, 23.4% and 23.4% of our net revenues for the fiscal years ended February 29/28, 2016, 2017 and 2018, respectively. Another important component of our cost of revenues is rental expenses for our learning and service centers, which accounted for approximately 13.6%, 13.3% and 13.7% of our net revenues for the fiscal years ended February 29/28, 2016, 2017 and 2018, respectively. For the fiscal years ended February 29/28, 2016, 2017 and 2018, we incurred share-based compensation expenses representing approximately 4.2%, 3.5% and 2.7%, respectively, of our net revenues, and we expect to continue to incur share-based compensation expenses in the future.

Key Components of Results of Operations

Net Revenues

In the fiscal years ended February 29/28, 2016, 2017 and 2018, we generated total net revenues of $619.9 million, $1,043.1 million and $1,715.0 million, respectively. We derive substantially all of our revenues from tutoring services, including small-class offerings and personalized premium services. Revenues generated from our online course offerings through www.xueersi.com contributed 4.0%, 4.7% and 7.0% of our total net revenues in the fiscal years ended February 29/28, 2016, 2017 and 2018, respectively.

We generally collect course fees in advance, which we initially record as deferred revenues. We had deferred revenues in the amounts of $289.3 million, $518.9 million and $842.3 million, as of February 29/28, 2016, 2017 and 2018, respectively.

Cost of Revenues and Operating Expenses

The following table sets forth, for the periods indicated, our cost of revenues and operating expenses, in absolute amounts and as percentages of the total net revenues:

	For the Years Ended February 29/28,
	2016		2017		2018
	$	%	$	%	$	%
	(in thousands of $, except percentages)
Net revenues	$619,949	100.0%	$1,043,100	100.0%	$1,715,016	100.0%
Total cost of revenues(1)	(303,635)	(49.0)%	(522,327)	(50.1)%	(882,316)	(51.4)%
Operating expenses:
Selling and marketing(2)	(73,568)	(11.9)%	(126,005)	(12.1)%	(242,102)	(14.1)%
General and administrative(3)	(161,022)	(26.0)%	(263,287)	(25.2)%	(386,287)	(22.5)%
Impairment loss on intangible assets	-	-	-	-	(358)	(0.0)%
Total operating expenses	$(234,590)	(37.8)%	$(389,292)	(37.3)%	$(628,747)	(36.7)%

(1)	Includes share-based compensation expenses of $42.7 thousand, $0.1 million and $0.4 million for the fiscal years ended February 29/28, 2016, 2017 and 2018, respectively.

(2)	Includes share-based compensation expenses of $2.5 million, $3.4 million and $5.0 million for the fiscal years ended February 29/28, 2016, 2017 and 2018, respectively.

(3)	Includes share-based compensation expenses of $23.3 million, $32.6 million and $41.7 million for the fiscal years ended February 29/28, 2016, 2017 and 2018, respectively.

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

Our selling and marketing expenses primarily consist of compensation to our personnel involved in sales and marketing expenses relating to our marketing and branding promotion activities, rental and utilities expenses relating to selling and marketing functions and, to a lesser extent, depreciation and amortization of long-lived assets used in our selling and marketing activities. Our selling and marketing expenses as a percentage of net revenues was 11.9%, 12.1% and 14.1% for the fiscal years ended February 29/28, 2016, 2017 and 2018, respectively. Our selling and marketing expenses increased as a percentage of net revenues because of the increase in compensation to our sales and marketing personnel to support a greater number of program and service offerings and expenses for more marketing promotion activities to enhance our brand awareness.

Our general and administrative expenses primarily consist of compensation paid to our management and administrative personnel, costs of third-party professional services, rental and utilities expenses relating to office and administrative functions, and, to a lesser extent, depreciation and amortization of long-lived assets used in our administrative activities. Our general and administrative expenses as a percentage of our total net revenues was 26.0%, 25.2% and 22.5% for the fiscal years ended February 29/28, 2016, 2017 and 2018, respectively. We expect that our general and administrative expenses will continue to increase in the near term as we hire additional personnel and incur additional expenses in connection with the expansion of our business operations, in particular in connection with our online education initiatives and other new programs and service offerings, the enhancement of our internal controls, the establishment of our internal administrative and technological system and our financial and management control and the provisions of share-based compensation to our employees, as well as other expenses associated with our being a publicly traded company.

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

Hong Kong

Each of our Hong Kong subsidiaries are subject to Hong Kong profits tax on its activities conducted in Hong Kong. No provision for Hong Kong profits tax has been made in our consolidated financial statements, as these Hong Kong subsidiaries have no assessable income for the fiscal years ended February 29/28, 2016, 2017 and 2018.

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

The following preferential tax treatments are enjoyed by certain of our subsidiaries and Consolidated Affiliated Entities:

•	Yidu Huida qualified as a Software Enterprise in 2011 and accordingly was entitled to an income tax exemption in 2011 and 2012 followed by reduced income tax at a rate of 12.5% from 2013 through 2015. Yidu Huida was also qualified as a High and New Technology Enterprise from 2015 to 2017 and accordingly was entitled to the 15% preferential tax rate from 2015 to 2017. Yidu Huida was also qualified as a Key Software Enterprise in 2016, which was approved in May 2017 and accordingly was entitled to 10% preferential tax rate in 2016. Yidu Huida elected to adopt the 12.5% preferential tax rate in 2015 and the 10% preferential tax rate in 2016. For calendar year 2017, Yidu Huida continued to apply for the qualification of Key Software Enterprise to enjoy the preferential tax rate of 10%. As of the date of this annual report, the filings are still being reviewed by the tax authorities. Yidu Huida plans to re-apply the High and New Technology Enterprise qualification in 2018 but the result is subject to the approval of relevant governmental authorities.

•	Beijing Xintang Sichuang was qualified as a Software Enterprise in 2013 and accordingly was entitled to an income tax exemption in 2013 and 2014 followed by reduced income tax at a rate of 12.5% from 2015 through 2017. Beijing Xintang Sichuang was also qualified as a High and New Technology Enterprise from 2017 to 2019 and accordingly is entitled to the 15% preferential tax rate during the period. Beijing Xintang Sichuang adopted the 12.5% preferential tax rate in 2017.

•	Xueersi Education was qualified as a “High and New Technology Enterprise” from 2012 to 2016 and accordingly enjoyed the 15% preferential tax rate during the period. Its tax preference discontinued since January 2017.

•	TAL Beijing was qualified as a “High and New Technology Enterprise” from 2014 to 2016 and it maintained the qualification from 2017 to 2019, and as a result it continued to enjoy the 15% preferential tax rate during the period;

•	Yinghe Youshi was qualified as a “High and New Technology Enterprise” from 2016 to 2018 and accordingly enjoy the 15% preferential tax rate during the period.

•	Beijing Yizhen Xuesi was qualified as a Software Enterprise in 2017 and accordingly was entitled to an income tax exemption in 2017 and 2018 followed by reduced income tax at a rate of 12.5% from 2019 through 2021.

Preferential tax treatments granted to our PRC subsidiaries and Consolidated Affiliated Entities in China by local governmental authorities are subject to review and may be adjusted or revoked at any time. The software enterprises which enjoy preferential tax treatments shall also provide filing documents with respect to preferential tax treatments to the relevant tax authority when filing annual enterprise income tax returns for the settlement of tax payments. The discontinuation of any preferential tax treatments currently available to us, will cause our effective tax rate to increase, which could have a material adverse effect on our results of operations.

PRC Withholding Tax

As a Cayman Islands holding company, we may receive dividends from our PRC operating subsidiaries through TAL Hong Kong. The EIT Law and its implementation rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. According to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion, dividends paid to shareholders residing in Hong Kong are subject to a reduced 5% rate of tax withholding provided the Hong Kong residents’ equity interests in the mainland dividend issuer is above 25%. However, the SAT promulgated SAT Circular 601 in 2009, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under PRC tax treaties and tax arrangements. In January 2018, the SAT promulgated Circular 9, which supersedes the Circular 601, to clarify the definition of beneficial owner under PRC tax treaties and tax arrangements. According to Circular 9, a beneficial owner refers to a party who holds ownership and control over incomes or the rights or assets from which the incomes are derived. In determining whether a resident of the other contracting party to a double taxation agreement, or a DTA, who is applying for enjoying preferential treatment under the DTA has the status as a beneficial owner, comprehensive analysis shall be conducted in light of the actual circumstances of the specific case and based on several factors, include among others, if (1) an applicant is under the obligation to pay 50% or more of the incomes received to any resident of any third country (region) within 12 months upon receipt of the incomes; and (2) if the business activities carried out by an applicant constitutes substantive business activities. Substantive business activities shall include substantive manufacturing, distribution, management and other activities. Whether an applicant’s business activities are substantive shall be determined based on the functions actually performed by the applicant and the risks assumed thereby. The substantive investment and shareholding management activities carried out by the applicant may constitute substantive business activities. Where the applicant concurrently engages in investment and shareholding management activities that do not constitute substantive business activities and other business activities, if the other business activities are not significant enough, the applicant will not be considered as engaging in substantive business activities and hence more likely not a beneficial owner;

In addition, if the incomes derived by any of the following applicants from China are dividends, the relevant applicant may be directly determined as having the status of a “beneficial owner”:

(1) The government of the other contracting party to the relevant DTA;

(2) A company that is a resident of, and is listed on the market of, the other contracting party to the relevant DTA;

(3) A resident individual of the other contracting party to the relevant DTA; or

(4) Where one or more parties referred to in Item (1) through Item (3) directly or indirectly hold 100% of the shares of the applicant, and the mid-tier in the case of indirect shareholding is a resident of China or a resident of the other contracting party to the relevant DTA.

Further, According to Circular 9, agents or designated payees are not beneficial owners. The fact that an applicant collects incomes via an agent or a designated payee does not affect the determination of whether the applicant has the status of a beneficial owner irrespective of whether an agent or a designated payee is a resident of the other contracting party to the relevant DTA.

According to such SAT Circular 9, if the business activities carried out by an applicant do not constitute substantive business activities, then such applicant is likely not to be regarded as a beneficial owner. Although we may use our Hong Kong subsidiaries as a platform to expand our business in the future, our Hong Kong subsidiaries currently do not engage in any substantive business activities and thus it is possible that our Hong Kong subsidiaries may not be regarded as “beneficial owners” for the purposes of SAT Circular 19 and the dividends they receive from our PRC subsidiaries would be subject to withholding tax at a rate of 10%. In addition, our Hong Kong subsidiaries may be considered PRC resident enterprises for enterprise income tax purposes if the relevant PRC tax authorities determine that our Hong Kong subsidiaries’ “de facto management bodies” are within China, in which case dividends received by them from our PRC subsidiaries would be exempt from PRC withholding tax because such income is exempted under the EIT Law for a PRC resident enterprise recipient. As there remain uncertainties regarding the interpretation and implementation of the EIT Law and its implementation rules, it is uncertain whether, if we are deemed a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders would be subject to any PRC withholding tax. For a detailed discussion of PRC tax issues related to resident enterprise status, see “Item 3.D.-Key Information-Risk Factors-Risks Related to Doing Business in China-Under the EIT Law, we may be classified as a PRC “resident enterprise.” Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

In December 21, 2017, SAT promulgated Notice on Issues Concerning the Policy for Temporary Exemption of Withholding Income Tax on Direct Investment by Overseas Investors with Distributed Profits, or Circular 88. According to the Circular 88, where overseas investors use the profits obtained from resident enterprises within China to invest directly in the encouraged investment projects, the deferred tax payment policy shall apply thereto and withholding income tax thereon shall be exempted temporarily. An overseas investor that is entitled to but has not actually enjoyed the policy of temporary exemption of withholding income tax under this Notice may apply to retroactively enjoy such policy within three years from the date of actual payment of relevant tax and for refund of the tax already paid.

According to the Circular 88, for the temporary exemption of overseas investors from payment of withholding income tax, the following conditions must be satisfied at the same time:

(1) Direct investment made by overseas investors with the profits distributed thereto, includes their activities of equity investment with the distributed profits such as capital increase, new establishment and equity purchase and excludes the increase through purchase or distribution and purchase of the shares of listed companies (excluding the conforming strategic investment), specifically including: (i) Increasing through purchase or distribution of the paid-in capital or capital reserve of resident enterprises within PRC; (ii) Investing in new establishment of resident enterprises within PRC; (iii) Purchasing the shares of resident enterprises within China from nonaffiliated parties; and (iv) Other methods prescribed by the Ministry of Finance and the State Administration of Taxation. The enterprises in which overseas investors invest through above investment activities shall be collectively referred to the invested enterprises.

(2) The profits distributed to overseas investors fall under the dividends, bonus and other equity investment income formed from the actual distribution of the retained income already realized by resident enterprises within China to investors.

(3) Where the profits used by overseas investors for direct investment are paid in cash, relevant amounts shall be transferred directly from the accounts of the profits distributing enterprises to the accounts of the invested enterprises or equity transferors and shall not be circulated among other domestic and overseas accounts before direct investment; where the profits used by overseas investors for direct investment are paid in kind, negotiable securities and other non-cash form, the ownership to relevant assets shall be transferred directly from the profits distributing enterprises to the invested enterprises or equity transferors and shall not be held by other enterprises and individuals on behalf thereof or temporarily.

(4) Direct investment by overseas investors in encouraged investment projects means that the invested enterprises engage in the business activities within the following scope prescribed below during the term of investment by overseas investors: (i) Falling within the catalogue of the industries for encouraging foreign investment as listed in the Catalogue of Industries for Guiding Foreign Investment; and (ii) Falling within the Catalogue of the Advantageous Industries for Foreign Investment in Central and Western Regions.

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

Consolidation of our VIEs

We, through TAL Beijing and Lebai Information, our wholly owned foreign enterprise, have executed the VIE Contractual Arrangements. See “Item 4.C.-Information on the Company-Organizational Structure-Contractual Arrangements with Our Consolidated Affiliated Entities.” The VIE Contractual Arrangements do not provide TAL Beijing or Lebai Information with an equity interest, in legal form, in the respective VIEs, however. As we hold no legal form of equity ownership in the VIEs, we applied the variable interest entity consolidation model as set forth in Accounting Standards Codification 810, Consolidation (ASC 810) instead of the voting interest model of consolidation.

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

We have determined that the VIE Contractual Arrangements are in fact valid and legally enforceable. Such arrangements were entered into in order to comply with the underlying legal and/or regulatory restrictions that govern the ownership of a direct equity interest in the VIEs. In the opinion of our PRC counsel, Tian Yuan Law Firm, the contracts are legally enforceable under PRC law. See “Item 4.C.-Information on the Company-Organizational Structure-VIE Contractual Arrangements.”

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

Revenue recognition

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured. Revenue is reported net of business tax, VAT and related surcharges. The primary source of our revenues are as follows:

(a)	Education programs and services

We derive substantially all of our revenues from tutoring services, including small class offerings (including Xueersi, Mobby and Firstleap), and personalized premium services. Tuition revenue is generally collected in advance and is initially recorded as deferred revenue. Tuition revenue is recognized proportionately as the tutoring classes are delivered.

Generally, for Xueersi small class courses, we offer refunds for any remaining classes to students who decide to withdraw from a course. The refund is equal to and limited to the amount related to the undelivered classes. For most Mobby courses, we offer refunds equal to and limited to the amount related to the undelivered classes to students who withdraw from a course, provided the course is less than two-third completed at the time of withdrawal. If more than two-third of the course is completed, no refund will be provided. For Firstleap, we offer refunds for any remaining classes to students who decide to withdraw from a course, provided the course is less than half completed at the time of withdrawal. If more than half of the course is completed, no refund will be provided. For personalized premium services, a student can withdraw at any time and receive a refund equal to and limited to the amount related to the undelivered classes. The refund is recorded as a reduction of the related deferred revenue and has no impact on recognized revenue. Historically, we have not experienced material refunds on recognized revenue, and as such, no accrual for estimated refunds is deemed necessary.

We distribute coupons to attract both existing and prospective students to enroll in our courses. The coupon has fixed dollar amounts and can only be used against future courses. The coupon is accounted for as a reduction of revenue when the relevant revenue is recognized in the consolidated statements of operations.

(b)	Online education services through www.xueersi.com

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

(c)	Others

We provide online advertising services and sell educational materials. We also provide consulting service and test preparation courses related to overseas study. Revenue is recognized after a contract is signed, the price is fixed or determinable, services or products are delivered and collection is reasonably assured.

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

Where the consideration in an acquisition includes contingent consideration the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings.

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

Long-term investments

Our long-term investments consist of cost method investments, equity method investments, available-for-sale investments, fair value option investments and held-to-maturity investments.

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

Held-to-maturity investments

Long-term investments include wealth management products, which are mainly deposits with variable interest rates placed with financial institutions and are restricted as to withdrawal and use. We classify the wealth management products as “held-to-maturity” securities. The original maturities of the investments are two years.

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

Uncertainties exist with respect to how the EIT Law applies to our overall operations, and more specifically, with regard to our tax residency status. The EIT Law includes a provision specifying that legal entities organized outside China will be considered residents for PRC income tax purposes if their “de facto management bodies” are within China. The Implementation Rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside China should be treated as residents under the EIT Law. In addition, we are not aware of any offshore holding companies with a similar corporate structure as our company’s ever having been deemed to be PRC “resident enterprises” by the PRC tax authorities. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities, there are uncertainties and risks associated with this issue. See “Item 3.D.-Key Information-Risk Factors-Risks Related to Doing Business in China-Under the EIT Law, we may be classified as a PRC “resident enterprise.” Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

Share-Based Compensation

Share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument and recognized as compensation expense on a straight-line basis over the requisite service period, with a corresponding impact reflected in additional paid-in capital. Forfeitures are recognized as they occur.

For non-vested shares granted after our initial public offering, the fair value of our non-vested shares on the grant date is determined by the closing quoted market price.

For share options, we use the Black-Scholes option-pricing model to determine the estimated fair value. The volatility assumption was estimated based on the historical volatility of our share price applying the guidance provided by ASC 718. We have begun to estimate the volatility assumption solely based on our historical information since October 2010.

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

	For the Years Ended February 29/28,
	2016		2017		2018
	$	%	$	%	$	%
	(in thousands of $, except percentages)
Net revenues	$619,949	100.0%	$1,043,100	100.0%	$1,715,016	100.0%
Cost of revenues(1)	(303,635)	(49.0)	(522,327)	(50.1)	(882,316)	(51.4)
Gross profit	316,314	51.0	520,773	49.9	832,700	48.6
Operating expenses
Selling and marketing(2)	(73,568)	(11.9)	(126,005)	(12.1)	(242,102)	(14.1)
General and administrative(3)	(161,022)	(26.0)	(263,287)	(25.2)	(386,287)	(22.5)
Impairment loss on intangible assets	-	-	-	-	(358)	(0.0)
Total operating expenses	(234,590)	(37.8)	(389,292)	(37.3)	(628,747)	(36.7)
Government subsidies	3,327	0.5	3,114	0.3	4,650	0.3
Income from operations	85,051	13.7	134,595	12.9	208,603	12.2
Interest income	17,733	2.9	18,133	1.8	39,838	2.3
Interest expense	(7,499)	(1.2)	(13,145)	(1.3)	(16,640)	(1.0)
Other (expense)/income	(2,522)	(0.4)	23,073	2.2	17,406	1.0
Impairment loss on long-term investments	(7,504)	(1.2)	(8,075)	(0.8)	(2,213)	(0.1)
Gain from disposal of components	50,377	8.1	-	-	-	-
Gain on fair value change of long-term investments	1,266	0.2	-	-	-	-
Income before provision for income tax and loss from equity method investments	136,902	22.1	154,581	14.8	246,994	14.4
Provision for income tax	(33,483)	(5.4)	(34,066)	(3.2)	(44,654)	(2.6)
Loss from equity method investments	(663)	(0.1)	(8,025)	(0.8)	(7,678)	(0.4)
Net income	102,756	16.6	112,490	10.8	194,662	11.4
Add: Net loss attributable to noncontrolling interest	122	0.0	4,390	0.4	3,777	0.2
Net income attributable to TAL Education Group	$102,878	16.6%	$116,880	11.2%	$198,439	11.6%

(1)	Includes share-based compensation expenses of $42.7 thousand, $0.1 million and $0.4 million for the fiscal years ended February 29/28, 2016, 2017 and 2018, respectively.

(2)	Includes share-based compensation expenses of $2.5 million, $3.4 million and $5.0 million for the fiscal years ended February 29/28, 2016, 2017 and 2018, respectively.

(3)	Includes share-based compensation expenses of $23.3 million, $32.6 million and $41.7 million for the fiscal years ended February 29/28, 2016, 2017 and 2018, respectively.

Fiscal Year Ended February 28, 2018 Compared to Fiscal Year Ended February 28, 2017

Net Revenues

Our total net revenues increased by 64.4% to $1,715.0 million for the fiscal year ended February 28, 2018 from $1,043.1 million for the fiscal year ended February 28, 2017. The increase was mainly driven by an increase in total student enrollments. The increase in total student enrollments resulted primarily from increases of enrollments in the small class offerings and online courses.

Cost of Revenues

Our cost of revenues increased by 68.9% to $882.3 million for the fiscal year ended February 28, 2018 from $522.3 million for the fiscal year ended February 28, 2017. This increase was largely due to the increase in teacher fees and performance-linked bonuses to our teachers, staff costs and rental costs for our learning centers and service centers. The increase of teacher fees and performance-linked bonuses was primarily due to the increase in the number of our full-time teachers from 11,084 for the fiscal year ended February 28, 2017 to 17,868 for the fiscal year ended February 28, 2018. The increase of staff costs, which primarily consist of salaries, benefits and performance-linked bonuses for personnel providing educational service support and base salaries and other compensation for full-time teachers, was mainly due to an increase in the number of our staff to expand our network and operations by opening new learning centers and service centers and an increase in the average salaries of our existing personnel who provide educational service support. The increase of rental costs for our facilities was primarily due to the increase in the leased space of learning centers and service centers from approximately 871,500 square meters as of February 28, 2017 to approximately 1,149,000 square meters as of February 28, 2018. Cost of revenues for the fiscal year ended February 28, 2018 included $0.4 million in share-based compensation expenses, as compared to $0.1 million for the fiscal year ended February 28, 2017.

Gross Profit

As a result of the foregoing, our gross profit increased by 59.9% to $832.7 million for the fiscal year ended February 28, 2018 from $520.8 million for the fiscal year ended February 28, 2017. Our gross profit margin decreased to 48.6% for the fiscal year ended February 28, 2018 from 49.9% for the fiscal year ended February 28, 2017. Our gross profit margin decreased in the fiscal year ended February 28, 2018 as costs incurred in the expansion of our business and our physical network of learning centers and service centers increased faster than our revenues.

Operating Expenses

Our operating expenses increased by 61.5% to $628.7 million for the fiscal year ended February 28, 2018 from $389.3 million for the fiscal year ended February 28, 2017. This increase primarily resulted from increases in both our selling and marketing expenses and general and administrative expenses.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 92.1% to $242.1 million for the fiscal year ended February 28, 2018 from $126.0 million for the fiscal year ended February 28, 2017. This increase was primarily due to an increase in salaries and benefits for our selling and marketing personnel and more marketing promotion activities both for brand enhancement and consumer experience. We increased the number of our sales and marketing personnel and also increased salaries for many of our existing sales and marketing personnel during the fiscal year ended February 28, 2018 to support a greater number of program and service offerings and larger learning center network. Selling and marketing expenses for the fiscal year ended February 28, 2018 also included $5.0 million in share-based compensation expenses, as compared to $3.4 million for the fiscal year ended February 28, 2017.

General and Administrative Expenses. Our general and administrative expenses increased by 46.7% to $386.3 million for the fiscal year ended February 28, 2018 from $263.3 million for the fiscal year ended February 28, 2017. This increase was primarily due to an increase in the number of general and administrative staff and average salaries and benefits provided to them, in particular personnel supporting our online education initiatives and other new programs and service offerings, an increase in the headcount of our full-time teachers who are also engaged in content development and teacher training in addition to their class hour commitments, as well as the expansion of our office spaces as we increased the scale of our business. General and administrative expenses for the fiscal year ended February 28, 2018 included $41.7 million in share-based compensation expenses, as compared to $32.6 million for the fiscal year ended February 28, 2017.

Interest Income

We had interest income of $39.8 million for the fiscal year ended February 28, 2018, compared to $18.1 million for the fiscal year ended February 28, 2017. Our interest income in both fiscal years consisted primarily of interest earned from our cash and cash equivalents and short-term investments.

Government Subsidies

We received government subsidies related to government sponsored projects and recorded such government subsidies as a liability when such government subsidies were received and recorded it as other operating income when there was no further performance obligation. We received government subsidies of $4.6 million for the fiscal year ended February 28, 2018, compared to $3.1 million for the fiscal year ended February 28, 2017. We recorded $4.7 million and $3.1 million government subsidies as other operating income for the fiscal years ended February 28, 2018 and 2017, respectively.

Other (expense)/income

We recorded other income of $17.4 million for the fiscal year ended February 28, 2018, compared to other income of $23.1 million for the fiscal year ended February 28, 2017. Other income for the fiscal year ended February 28, 2018 primarily was the gain from disposal of certain long-term investments.

Impairment loss on long-term investments

We incurred $2.2 million of impairment loss on long-term investments for fiscal year ended February 28, 2018, compared to $8.1 million for the fiscal year ended February 28, 2017. Impairment loss on long-term investments was mainly due to the other-than-temporary declines in the value of long-term investments.

Provision for Income Tax

We had $44.7 million of provision for income tax for the fiscal year ended February 28, 2018, compared to $34.1 million in fiscal year 2017. The increase was mainly due to increase in income before provision for income tax and loss from equity method investments, partially offset by the effects of income tax exemption entitled to Yizhen Xuesi, which qualified as a Software Enterprise in 2017.

Net Income

As a result of the foregoing, our net income increased by 73.0% to $194.7 million for the fiscal year ended February 28, 2018 from $112.5 million for the fiscal year ended February 28, 2017.

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

Inflation

According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index in China for February 2016, 2017 and 2018 were increases of 2.3%, 0.8% and 2.9%, respectively. Inflation has had some impact on our operations in recent years, in the form of higher salaries for our teachers and other staff and higher rental payments for certain of the office space and service center and learning center space we lease. We can provide no assurance that we will not continue to be affected in the future by higher rates of inflation in China, or that we will be able to adjust our tuition rates to mitigate the impact of inflation on our results of operations.

Recent Accounting Pronouncements

A list of recent accounting pronouncements that are relevant to us is included in note 2 to our consolidated financial statements, which are included in this annual report.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

In recent years, we have financed our operations and the expansion of our business primarily through cash flows from operations, proceeds from our initial public offering in October 2010, our offering of convertible senior note in May 2014 and a new loan facility we entered into on June 30, 2016. As of February 28, 2018, we had $711.5 million in cash and cash equivalents, $787.4 million in short-term investments and $225.0 million long-term debt. Our cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments that are placed with banks and other financial institutions and which are either unrestricted as to withdrawal or use, or have remaining maturities of three months or less when purchased. The short-term investments primarily consist of wealth management produces with variable interest rates with original maturity of less than one year and more than three months.

The following table sets forth a summary of our cash and cash equivalents and short-term investments inside and outside China as of February 28, 2018.

	Cash and cash equivalents in RMB	Cash and cash equivalents in other currencies	Total cash and cash equivalents	Short-term investments in RMB	Short-term investments in other currencies	Total short-term investments
	(in thousands)
Entities outside China	208	258,124	258,332	-	370,626	370,626
VIEs in China	193,443	499	193,942	17,694	-	17,694
Non-VIEs in China	259,245	-	259,245	399,071	-	399,071
Entities inside China	452,688	499	453,187	416,765	-	416,765
Total	452,896	258,623	711,519	416,765	370,626	787,391

Although we consolidate the results of our VIEs, our access to our Consolidated Affiliated Entities is only through the VIE Contractual Arrangements. See “Item 4.C.-Information on the Company-Organizational Structure-VIE Contractual Arrangements.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “-Holding Company Structure.”

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

The following table sets forth a summary of our cash flows for the periods indicated. Our cash flows in historical comparable periods were presented reflecting the retrospective application of the adoption of accounting pronouncement ASU 2016-09 in fiscal year 2018 as disclosed in Note 2 to our consolidated financial statements.

	For the Years Ended February 29/28,
	2016	2017	2018
	(in thousands of $)
Net cash provided by operating activities	$197,155	$379,021	$685,293
Net cash used in investing activities	(215,352)	(518,265)	(840,356)
Net cash (used in)/provided by financing activities	(8,791)	178,833	428,150
Effect of exchange rate changes	(9,127)	(3,414)	(31,785)
Net (decrease)/increase in cash and cash equivalents	(36,115)	36,175	241,302
Cash and cash equivalents at the beginning of the period	470,157	434,042	470,217
Cash and cash equivalents at end of the period	$434,042	$470,217	$711,519

Operating Activities

Net cash provided by operating activities amounted to $685.3 million in the fiscal year ended February 28, 2018, as compared to $379.0 million in the fiscal year ended February 28, 2017. Net cash provided by operating activities in the fiscal year ended February 28, 2018 reflected net income of $194.7 million, adjusted by certain non-cash expenses and gain, mainly including depreciation of property and equipment of $50.9 million, share-based compensation expenses of $47.1 million, amortization of intangible assets of $8.3 million, loss from equity method investments of $7.7 million and gain from sales of long-term investments of $9.0 million. Other major factors affecting operating cash flow in the fiscal year ended February 28, 2018 mainly included an increase in deferred revenues of $323.1 million due to the increased amount of course fees received during the period.

Net cash provided by operating activities amounted to $379.0 million in the fiscal year ended February 28, 2017, as compared to $197.2 million in the fiscal year ended February 29, 2016. Net cash provided by operating activities in the fiscal year ended February 28, 2017 reflected net income of $112.5 million, adjusted by certain non-cash expenses and gain, mainly including share-based compensation expenses of $36.1 million, depreciation of property and equipment of $28.9 million, impairment loss on long-term investments of $8.1 million, loss from equity method investments of $8.0 million and a gain from remeasuring fair value of previously held equity interest upon business acquisition of $25.2 million. Other major factors affecting operating cash flow in the fiscal year ended February 28, 2017 mainly included an increase in deferred revenues of $193.2 million due to the increased amount of course fees received during the period.

Investing Activities

Net cash used in investing activities amounted to $840.4 million in the fiscal year ended February 28, 2018, as compared to $518.3 million in the fiscal year ended February 28, 2017. Net cash used in investing activities in the fiscal year ended February 28, 2018 primarily related to purchase of short-term investments of $1,197.2 million, payments for long-term investments of $196.6 million, purchase of property and equipment of $126.3 million and prepayment for investments of $43.6 million, partially offset by proceeds from maturity of short-term investment of $657.5 million and repayment of loan to third parties of $74.9 million.

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

Financing Activities

Net cash provided by financing activities amounted to $428.2 million in the fiscal year ended February 28, 2018, as compared to $178.8 million in the fiscal year ended February 28, 2017. Net cash provided by financing activities in the fiscal year ended February 28, 2018 was attributable to the proceeds of $500.0 million from private placement, and partially offset by cash dividend to shareholders of $41.2 million.

Net cash provided by financing activities amounted to $178.8 million in the fiscal year ended February 28, 2017, as compared to net cash used in financing activities of $8.8 million in the fiscal year ended February 29, 2016. Net cash provided by financing activities in the fiscal year ended February 28, 2017 was attributable to the proceeds of $238.0 million from long-term debt, and partially offset by the repayment of long-term debt of $25.0 million.

Holding Company Structure

Overview

We are a holding company with no material operations of our own. Aside from our personalized premium tutoring services in Beijing conducted by our PRC subsidiaries, Huanqiu Zhikang and Zhixuesi Beijing, and a small portion of business conducted by Pengxin and/or its subsidiaries and schools, substantially all of our education business in China is conducted through the VIE Contractual Arrangements. See “Item 4.C.-Information on the Company-Organizational Structure-VIE Contractual Arrangements.” In the fiscal years ended February 29/28, 2016, 2017 and 2018, our Consolidated Affiliated Entities contributed 93.2%, 93.8% and 94.1%, respectively, of our total net revenues.

Conducting most of our operations through the VIE Contractual Arrangements entails a risk that we may lose effective control over our Consolidated Affiliated Entities, which may result in our being unable to consolidate their financial results with our results and may impair our access to their cash flow from operations and thereby reduce our liquidity. See “Item 3.D.-Risk Factors-Risks Related to Our Corporate Structure” for more information, including the risk factors titled “If the PRC government determines that the agreements that establish the structure for operating our business in China are not in compliance with applicable PRC laws and regulations, we could be subject to severe penalties” and “We rely on the VIE Contractual Arrangements for our PRC operations, which may not be as effective in providing operational control as direct ownership.”

Dividend Distributions

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends upon dividends and other distributions paid to us by our PRC subsidiaries. The amount of dividends paid by our PRC subsidiaries to us primarily depends on the service fees paid to our PRC subsidiaries from our Consolidated Affiliated Entities, and, to a lesser degree, our PRC subsidiaries’ retained earnings. In the fiscal years ended February 29/28, 2016, 2017 and 2018, TAL Beijing, Lebai Information and their designated PRC subsidiaries collectively charged $151.9 million, $269.1 million and $437.8 million in service fees, respectively, to our Consolidated Affiliated Entities. The Consolidated Affiliated Entities collectively paid $152.7 million, $238.0 million and $426.5 million in service fees to TAL Beijing, Lebai Information and its designated PRC subsidiaries in the fiscal years ended February 29/28, 2016, 2017 and 2018, respectively. As of fiscal year end February 29/28, 2016, 2017 and 2018, the balance of the amount payable for the fees was $17.9 million, $49.0 million and $60.3 million, respectively.

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

Pursuant to the VIE Contractual Arrangements, the earnings and cash of each of our VIEs (including dividends received from their respective subsidiaries and schools) are used to pay service fees in RMB to TAL Beijing or Lebai Information or its designated affiliates, as applicable, in the manner and amount set forth in the VIE Contractual Arrangements. After paying the applicable withholding taxes, making appropriations for its statutory reserve requirement and retaining any profits from accumulated profits, the remaining net profits of TAL Beijing and its designated affiliates would be available for distribution to TAL Hong Kong, and the remaining net profits of Lebai Information and its designated affiliates would be available for distribution to Firstleap Education (HK) Limited then to Firstleap Education, and from TAL Hong Kong and Firstleap Education to our company. See “Item 3.D.-Key Information-Risk Factors-Risks Related to Doing Business in China-Dividends we receive from our operating subsidiaries located in China may be subject to PRC withholding tax.” and “Item 5.A.-Operating Results-Taxation-PRC” for detailed discussions on withholding taxes; and see “Item 4.B.-Business Overview-PRC Regulation-Regulations on Dividend Distribution” for a detailed discussion on statutory reserve requirement. As of February 28, 2018, the net assets of our PRC subsidiaries and Consolidated Affiliated Entities which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate $119.2 million, and the net assets of our PRC subsidiaries and Consolidated Affiliated Entities which were unrestricted and thus available for distribution was in aggregate $925.5 million.

We do not believe that these restrictions on the distribution of our net assets will have a significant impact on our ability to timely meet our financial obligations in the future. See “Item 3.D. -Risk Factors-Risks Related to Doing Business in China-We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could limit our ability to pay dividends to holders of our ADSs and common shares” for more information.

Furthermore, cash transfers from our PRC subsidiaries to our subsidiaries in Hong Kong are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and our Consolidated Affiliated Entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3.D.-Risk Factors-Risks Related to Doing Business in China-Governmental control of currency conversion may affect the value of your investment.”

Capital Expenditures

For the fiscal years 2016 to 2018, our primary capital expenditures were mainly related to leasehold improvements and purchase of servers, computers, network equipment, and software systems. Our capital expenditures were $35.1 million, $71.1 million and $126.3 million for the fiscal years ended February 29/28, 2016, 2017 and 2018, respectively, representing 5.7%, 6.8% and 7.4% of our total net revenues for such years, respectively. See “Item 4.D.-Information on the Company-Property, Plants and Equipment” for more information.

C.	Research and Development, Patents, and Licenses, etc.

Our competitive advantages in the PRC after-school tutoring service market is supported by our up-to-date technology platform, our strong in-house ability in developing curricular and course materials, and a range of our intellectual property rights. In addition, we operate www.jzb.com (formerly www.eduu.com), a leading online education platform in China. The website serves as a gateway to our online courses, primarily offered through our website www.xueersi.com, and other websites dedicated to specific topics and offerings. We also offer select educational content through mobile applications. Our online platform facilitates direct and frequent communications with and among our existing and prospective students, which forms an important part of our efforts to provide a supportive learning environment to our students and support our overall sales and marketing activities. For detailed information about our online course offering, see “Item 4.B.-Information on the Company-Business Overview-Our Tutoring Services-Online Courses.” We have a strong in-house team responsible for developing, updating and improving our curricula and course materials, and substantially all of our education content for our non-English subject areas is developed in-house. See “Item 4.B.-Information on the Company-Business Overview-Our Curricula and Course Materials” for detailed information. Our online platform, course contents and our other intellectual property rights are protected by a combination of PRC laws and regulations that protect trademarks, copyrights, domain names, know-how and trade secrets, as well as confidentiality agreements. For more information about our brands and intellectual property rights, see “Item 4.B. Information on the Company-Business Overview-Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended February 28, 2018 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of February 28, 2018:

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousand $)
Operating lease obligations(1)	$1,137,525	$226,097	$428,428	$292,207	$190,793
Purchase of property and equipment obligations	69,804	69,804	-	-	-
Acquisitions and investments obligations (2)	131,559	131,559	-	-	-
Other commitment(3)	15,027	10,895	4,132	-	-
Total	$1,353, 915	$438,355	$432,560	$292,207	$190,793

(1)	Represents our non-cancelable leases for our offices, learning centers and service centers.

(2)	Represents obligations in connection with several investments and acquisitions as of February 28, 2018.

(3)	Represents interests to be paid for convertible bond issued in May 2014 and credit facilities entered in June 2016.

G.	Safe Harbor

See “Forward Looking Statements” on page 2 of this annual report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Bangxin Zhang	37	Chairman of the Board of Directors and Chief Executive Officer
Yachao Liu	36	Director and Chief Operating Officer
Jane Jie Sun	49	Independent Director
Kaifu Zhang	33	Independent Director
Weiru Chen	47	Independent Director
Yunfeng Bai	36	President
Rong Luo	36	Chief Financial Officer
Yan Huang	34	Chief Technology Officer

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

Weiru Chen has served as our independent director since June 2015. Mr. Chen has been associate professor of strategy at China Europe International Business School (CEIBS) since July 2011, and chief strategic officer of China Smart Logistic Network since August 2017. Prior to joining CEIBS, he served as assistant professor of strategy at INSEAD Business School from 2003 to 2011. Mr. Chen’s research is centered on firms’ technological search behaviors, strategic dynamics, and across-boarder business model transfer. Mr. Chen received a Ph.D. in Management from Purdue University in 2003.

Yunfeng Bai has served as our president since October 2016, prior to which he had been our senior vice president from April 2011 to September 2016. Mr. Bai was in charge of certain new business from February 2016 to October 2016 and was in charge of our Xueersi small-class tutoring business from May 2011 to December 2016. From June 2008 to April 2011, Mr. Bai served oversaw our personalized premium services. Mr. Bai founded our high school division in 2005 and was the director of our Beijing operations from June 2006 through May 2008. Mr. Bai received his bachelor’s degree in Engineering Automation from Beijing University of Aeronautics and Astronautics in 2003, attended the CEO class of Guanghua Management School of Peking University between 2008 and 2009 and graduated from the EMBA program of China Europe International Business School in 2012.

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

For the fiscal year ended February 28, 2018, the aggregate cash compensation we paid to our executive officers as a group was approximately $1.9 million. We do not pay our non-executive directors in cash for their services on our board. For the fiscal year ended February 28, 2018, we granted 11,274 non-vested restricted Class A common shares to our executive officers and non-executive directors. For the fiscal year ended February 28, 2018, we recognized a total share-based compensation expense of $4.0 million for our executive officers and non-executive directors. See “Item 6.B.-Directors, Senior Management and Employees-Compensation-Share Incentive Plan.”

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

As of May 31, 2018, 12,461,421 non-vested restricted Class A common shares and 1,270,502 share options to purchase 1,270,502 Class A common shares under our share incentive plan previously granted to our employees and directors are outstanding. The following table summarizes, as of May 31, 2018, the share options and non-vested restricted shares granted and outstanding under our share incentive plan to our directors and executive officers and to other individuals as a group.

Name	Number of Class A Common Shares Underlying Share Options and Class A Restricted Shares		Exercise Price ($ per share)	Date of Grant	Date of Expiration
Yachao Liu		*(1)	–	October 25, 2013/March 1, 2014	10 years from the date of the grant
Jane Jie Sun		*(1)	–	January 26, 2018	10 years from the date of the grant
Kaifu Zhang		*(1)	–	January 26, 2018	10 years from the date of the grant
Weiru Chen		*(1)	–	July 26, 2015	10 years from the date of the grant
Yunfeng Bai		*(1)	–	October 25, 2013/March 1, 2014	10 years from the date of the grant
Rong Luo		*(1)	–	October 26, 2014/April 26, 2015	10 years from the date of the grant
		*(2)	$16.095	April 26, 2015	10 years from the date of the grant
Yan Huang		*(1)	–	April 26, 2015	10 years from the date of the grant
		*(2)	$16.095	April 26, 2015	10 years from the date of the grant
Other individuals as a group	11,271,247	(1)	–	–	10 or 11 years from the date of the grant
	1,080,638	(2)	from $14.5 to $102.0	–	10 or 12 years from the date of the grant

*          Less than 1% of the outstanding common shares.

(1)	Non-vested restricted shares.
(2)	Share options.

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

We had 12,115, 20,240 and 28,637 full-time employees as of February 29/28, 2016, 2017 and 2018, respectively. Of our total number of full-time employees as of February 28, 2018, 11,195 were located in Beijing, and 17,442 in other places in China.

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

The following table sets forth information with respect to the beneficial ownership of our common shares (including shares represented by our ADSs), as of May 31, 2018, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our common shares.

	Shares Beneficially Owned
	Number(1)	%(2)	% of Voting Power(3)
Directors and Executive Officers:
Bangxin Zhang(4)	58,650,000	31.0%	71.2%
Yachao Liu(5)	8,856,422	4.7%	10.7%
Jane Jie Sun(6)	*
Kaifu Zhang(7)	*
Weiru Chen(8)	*
Yunfeng Bai(9)	3,093,500	1.6%	3.7%
Rong Luo	*
Yan Huang	*
All directors and executive officers as a group	70,904,034	37.5%	85.6%

Principal Shareholders:
Bright Unison Limited(10)	58,650,000	31.0%	71.2%
Baillie Gifford & Co(11)	12,305,723	6.5%	1.5%
UBS Global Asset Management division of UBS Group AG(12)	10,407,912	5.5%	1.3%

*           Less than 1% of our total outstanding shares.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, restricted shares or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (1) 189,095,747, being the number of common shares issued as of May 31, 2018, and (2) the number of shares such person or group has the right to acquire or receive within 60 days after May 31, 2018.

(3)	Percentage of total voting power represents voting power with respect to all of our Class A and Class B common shares, as a single class. As of May 31, 2018, our issued and outstanding share capital consisted of 118,539,747 Class A common shares and 70,556,000 Class B common shares. Each holder of our Class B common shares is entitled to ten votes per Class B common share and each holder of Class A common shares is entitled to one vote per Class A common share held by our shareholders on all matters submitted to them for a vote. Our Class A common shares and Class B common shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B common shares are convertible at any time by the holder into Class A common shares on a 1:1 basis.

(4)	Consists of 58,650,000 Class B common shares held by Bright Unison Limited, a British Virgin Islands company. Bangxin Zhang is the sole shareholder and the sole director of Bright Unison Limited. Bangxin Zhang’s business address is 15/F, Danling SOHO, 6 Danling Street, Haidian District, Beijing 100080, People’s Republic of China.

(5)	Consists of (i) 8,812,500 Class B common shares held by Perfect Wisdom International Limited, a British Virgin Islands company and (ii) 43,922 Class A common shares in the form of ADS held by Mr. Liu. Yachao Liu is the sole shareholder and the sole director of Perfect Wisdom International Limited. Yachao Liu’s business address is 15/F, Danling SOHO, 6 Danling Street, Haidian District, Beijing 100080, People’s Republic of China.

(6)	The business address of Ms. Sun is 968 Jinzhong Road, Shanghai 200335, People’s Republic of China.

(7)	The business address of Mr. Zhang is Xi Zhi Men North Street, No 28, 6-202, Beijing, People’s Republic of China.

(8)	The business address of Mr. Chen is 699 Hongfeng Road, Pudong New District, Shanghai, 201206, People’s Republic of China.

(9)	Consists of 3,093,500 Class B common shares held by Excellent New Limited, a British Virgin Islands company. Yunfeng Bai is the sole shareholder and the sole director of Excellent New Limited. Yunfeng Bai’s business address is 15/F, Danling SOHO, 6 Danling Street, Haidian District, Beijing 100080, People’s Republic of China.

(10)	Bright Unison Limited is a company incorporated in the British Virgin Islands. Bangxin Zhang is the sole shareholder and the sole director of Bright Unison Limited. Its registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(11)	Based on Schedule 13G/A filed with the SEC on March 8, 2018 by Baillie Gifford & Co, consists of 12,305,723 Class A common shares in the form of 36,917,169 ADSs. The principal business office of Baillie Gifford & Co is Galton Square, 1 Greenside Row, Edinburg EH1 3AN, Scotland, United Kingdom.

(12)	Based on Schedule 13G/A filed with the SEC on February 13, 2018 by UBS Group AG (for the benefit and on behalf of the UBS Global Asset Management division of UBS Group AG), consists of 10,407,912 Class A common shares (upon conversion of ADSs) beneficially owned by the UBS Asset Management division of UBS Group AG and its subsidiaries and affiliates on behalf of clients. As reported on the Schedule 13G/A, the amount of shares beneficially owned includes shares of common stock (CUSIP 874080104) issuable upon conversion of 2.50% convertible notes due 2019 (CUSIP 874080AB0). The principal business office of UBS Global AG is Bahnhofstrasse 45, Zurich, Switzerland.

Our common shares are divided into Class A common shares and Class B common shares. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. Holders of our Class B common shares may choose to convert their Class B common shares into the same number of Class A common shares at any time. See “Item 10.B.-Additional Information-Memorandum and Articles of Association-Common Shares” for a more detailed description of our Class A common shares and Class B common shares.

To our knowledge, as of May 31, 2018, 112,692,828 of our issued and outstanding Class A common shares were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A common shares in the United States.

For the restricted Class A common shares granted to our directors, officers, employees and consultants, please refer to “Item 6.B. -Directors, Senior Management and Employees-Compensation-Share Incentive Plan.”

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to “Item 6.E.-Directors, Senior Management and Employees-Share Ownership.”

B.	Related Party Transactions

Transactions with Related Investees

We have amounts due from related parties representing loans, prepayment to certain investees and advances received by an investee on our behalf. As of February 28, 2017, we had $3.4 million current amounts due from related parties. As of February 28, 2018, we had $3.2 million current amounts due from related parties.

We have amounts due to related parties in connection with investment payable and advanced service fees received from related parties. As of February 28, 2017, we had $3.0 million current amounts due to related parties, and $2.8 million non-current amounts due to related parties. As of February 28, 2018, we had $8.7 million current amounts due to related parties, and $0.3 million non-current amounts due to related parties.

We incur services fees in connection with services provided by certain investees to us. For the years ended February 29/28, 2016, 2017 and 2018, respectively, we incurred services fees to related parties of $426.1 thousand, $597.0 thousand and $879.8 thousand.

We generate other revenue from related parties in connection with services provided by us. For the years ended February 29/28, 2016, 2017 and 2018, respectively, we generated other revenue from related parties of nil, $60.7 thousand and $1.0 million.

We purchase equipment from related parties used in our educational programs. For the year ended February 28, 2018, we purchased equipment in an amount of $947.3 thousand. We sold part of equity interest in Babytree Inc. to Gongying Fund, our related party and recognized $3.0 million disposal gain.

VIE Contractual Arrangements

Please refer to “Item 4.C.-Information on the Company-Organizational Structure-VIE Contractual Arrangements.”

Employment Agreement

Please refer to “Item 6.A.-Directors, Senior Management and Employees-Directors and Senior Management-Employment Agreements.”

Stock Incentives

Please refer to “Item 6.B.-Directors, Senior Management and Employees-Compensation-Share Incentive Plan.”

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal and Administrative Proceedings

From time to time, we are subject to legal proceedings and claims incidental to the conduct of our business.

Litigation

On June 18, 2018, a putative shareholder class action lawsuit was filed against our company and certain officers of our company in the U.S. District Court for the Southern District of New York. The putative class action lawsuit is captioned Lea v. TAL Education Group, et al., Case No. 1:18-cv-05480-RWS (S.D.N.Y.). The plaintiff seeks to represent a class of persons who allegedly suffered damages as a result of their trading activities related to our ADSs from April 26 to June 13, 2018. The plaintiff alleges that certain press releases and financial statements made by our company during the alleged class period contained material misstatements and omissions in violation of the federal securities laws, and advances claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, 15 U.S.C. §§ 78(b) and 78t(a), and Rule 10b-5 promulgated thereunder, 17 C.F.R. § 240.10b-5 (2013).

The actions remain in its preliminary stages. We believe the case is without merit and intend to defend the action vigorously. For risks and uncertainties relating to the pending case against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have been named as a defendant in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

Internal Review

Muddy Waters Capital LLC, an entity unrelated to us, issued a report containing various allegations about us on June 13, 2018. In response, the audit committee of our board of directors directed our internal audit team to conduct a comprehensive internal review of such allegations. The internal review has been completed and uncovered no evidence which would support these allegations.

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

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash needs. To pay dividends to us, our subsidiaries in China shall comply with the current PRC laws and regulations. See “Item 3.D. -Key Information-Risk Factors-Risks Related to Doing Business in China-We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could limit our ability to pay dividends to holders of our ADSs and common shares.”

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing

A.	Offering and Listing Details

See “C. Markets.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each three representing one Class A common share, have been listed on the New York Stock Exchange since October 20, 2010 and trade under the symbol “XRS,” which was changed to “TAL” effective from December 1, 2016. The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for the periods indicated. Effective on August 16, 2017, we adjusted the ratio of our ADSs to Class A common shares from one ADS representing two Class A common shares to three ADSs representing one Class A common share. The trading prices in the table below have not been adjusted for the ADS ratio change.

	Trading Price
	High	Low
	$	$
Annual High and Low
Fiscal Year Ended February 28, 2014	26.58	8.50
Fiscal Year Ended February 28, 2015	37.31	19.32
Fiscal Year Ended February 29, 2016	52.51	26.48
Fiscal Year Ended February 28, 2017	87.98	47.69
Fiscal Year Ended February 28, 2018 (March 1, 2017 to August 15, 2017)	175.56	86.52
Fiscal Year Ended February 28, 2018 (August 16, 2017 to February 28, 2018)	39.28	25.60

Quarterly Highs and Lows
First Quarter of Fiscal Year Ended February 28, 2017	60.44	47.69
Second Quarter of Fiscal Year Ended February 28, 2017	66.38	52.03
Third Quarter of Fiscal Year Ended February 28, 2017	83.68	59.59
Fourth Quarter of Fiscal Year Ended February 28, 2017	87.98	66.11
First Quarter of Fiscal Year Ended February 28, 2018	132.30	86.52
Second Quarter of Fiscal Year Ended February 28, 2018 (June 1, 2017 to August 15, 2017)	175.56	115.02
Second Quarter of Fiscal Year Ended February 28, 2018 (August 16, 2017 to August 31, 2017)	32.33	26.63
Third Quarter of Fiscal Year Ended February 28, 2018	36.16	25.60
Fourth Quarter of Fiscal Year Ended February 28, 2018	39.28	26.35

Monthly Highs and Lows
December 2017	30.50	26.35
January 2018	34.20	27.55
February 2018	39.28	28.62
March 2018	41.75	33.90
April 2018	38.36	33.09
May 2018	44.50	35.53
June 2018 (up to June 25, 2018)	47.63	36.67

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, as amended from time to time, and the Companies Law (2018 Revision) of the Cayman Islands, which is referred to below as the Companies Law, and the common law of the Cayman Islands.

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

Board of Directors

See “Item 6.C.-Directors, Senior Management and Employees-Board Practices-Composition of Board of Directors.”

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

The Cayman Islands currently have no exchange control restrictions. Also see “Item 4.B.-Information on the Company-Business Overview-PRC Regulation-Regulations on Foreign Currency Exchange.”

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

We do not believe that any of our offshore holding companies meets all of the conditions above. In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever having been deemed to be PRC “resident enterprises” by the PRC tax authorities. Therefore, we believe that none of our offshore holding companies should be treated as a “resident enterprise” for PRC tax purposes. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities, there are uncertainties and risks associated with this issue. If the PRC tax authorities determine that any of our offshore holding companies are “resident enterprises,” a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income. Second, although under the EIT Law and its implementation rules, dividend income between qualified resident enterprises is a “tax-exempt income,” we cannot guarantee that dividends paid to TAL Education Group from our PRC subsidiaries through our Hong Kong subsidiaries would qualify as “tax-exempt income” and will not be subject to withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as “resident enterprises” for PRC enterprise income tax purposes. Finally, the “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs, if such income is considered PRC-sourced income by the relevant PRC authorities. This could have the effect of increasing our and our shareholders’ effective income tax rates and may require us to deduct withholding tax from any dividends we pay to our non-PRC shareholders.

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

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect and superseded Circular 698 on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

In certain practical cases regarding the application of SAT Bulletin 7 and Bulletin 37, intermediary holding companies were actually looked through by the PRC tax authorities, and consequently the non-PRC resident investors were deemed to have transferred the PRC subsidiaries and PRC corporate taxes were assessed accordingly. It is possible that we or our non-PRC resident investors may become at risk of being taxed under SAT Bulletin 7 and Bulletin 37 may be required to expend valuable resources to comply with SAT Bulletin 7 and Bulletin 37 or to establish that we or our non-PRC resident investors should not be taxed under SAT Bulletin 7 and Bulletin 37, which may have an adverse effect on our financial condition and results of operations or such non-PRC resident investors’ investment in us.

U.S. Federal Income Tax Considerations

The following is a discussion of the U.S. federal income tax consequences of the ownership and disposition of our ADSs or common shares by a U.S. Holder (as defined below) that will hold our ADSs or common shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules that differ significantly from those summarized below (for example, financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, pension plans, regulated investment companies, real estate investment trusts, cooperatives, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their ADSs or common shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, investors required to accelerate the recognition of any item of gross income with respect to their ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement, U.S. expatriates, persons liable for alternative minimum tax, or investors that have a functional currency other than the U.S. dollar. In addition, this discussion does not address any non-U.S., state or local tax considerations, or non-income (such as estate, gift or Medicare) tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal, state, local, non-U.S. income and other tax considerations of an investment in our ADSs or common shares.

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

Accordingly, assuming that we are the owner of our VIEs and their respective subsidiaries, as applicable, for U.S. federal income tax purposes, we believe that we primarily operate an active after-school tutoring business in China. Based on our income and assets and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended February 28, 2018 and do not anticipate becoming a PFIC for the foreseeable future. While we do not anticipate becoming a PFIC for the foreseeable future, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. If our market capitalization becomes less than anticipated, we may be classified as a PFIC for the current or future taxable years.

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

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are listed on the New York Stock Exchange, which is an established securities market in the United States, and are readily tradable on the New York Stock Exchange. Thus, we believe that dividends we pay on our ADSs will continue to be considered readily tradable on an established securities market in later years, but there can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Since we do not expect that our ordinary shares will be listed on established securities markets, it is unclear whether dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. However, in the event that we are deemed to be a resident enterprise under the EIT Law, as discussed above under “-People’s Republic of China Taxation,” we may be eligible for the benefits of the U.S.-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and be treated as a qualified foreign corporation with respect to dividends paid on our ADSs or ordinary shares. Dividends received on our ADSs or common shares will not be eligible for the dividends-received deduction allowed to corporations under the Code. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances.

Dividends generally will be treated as income from foreign sources for U.S. foreign tax credit purposes and generally will constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on our ADSs or common shares. See “-People’s Republic of China Taxation.” The U.S. Holder may be eligible to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or common shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld is permitted instead to claim a deduction, for U.S. federal income tax purposes, in respect to such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the taxpayer’s individual facts and circumstances. Each U.S. Holder is urged to consult its tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to (i) the interest income generated by excess cash invested in liquid investments, and (ii) the interest expense associated with our convertible notes and credit facilities. As of February 28, 2018, we had no other short-term or long-term borrowings.

In May 2014, we issued $200.0 million in aggregate principal amount of 2.50% convertible senior notes due 2019. Additionally, we granted to the initial purchasers of the notes a 30-day option to purchase up to an additional $30.0 million in principal amount of notes. Upon the exercise of such option by certain initial purchasers, we issued an aggregate of $230.0 million in aggregate principal amount of the notes. The notes bear interest at a rate of 2.50% per year, payable semiannually in arrears on May 15 and November 15 of each year, beginning on November 15, 2014. The notes will mature on May 15, 2019.

On June 30, 2016, we signed a 3-year $400.0 million term and revolving facilities agreement with a group of arrangers led by Deutsche Bank AG, Singapore Branch. The facilities, a $225.0 million 3-year bullet maturity term loan and a $175.0 million 3-year revolving facility, are priced at 250 basis points over LIBOR. The use of proceeds of the facilities are for general corporate purposes.

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

Although we have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates, we entered into three interest swap arrangements in fiscal year 2017 to manage our interest risk exposure associated with the credit facilities. Approximately 48.9% of the aggregate principal amount of our credit facilities was at fixed rates in consideration of the interest swap, and the remaining 51.1% was at floating rates as of February 28, 2018. Other than these interest swap arrangements, we do not have any derivative financial instruments to manage our interest risk exposure. As of February 28, 2017 and February 28, 2018, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount outstanding at February 28, 2018 under our credit facilities that bear floating interest was outstanding for the entire fiscal year, profit attributable to equity owner of our company would have been $5.9 million and $14.0 million higher/lower, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents, restricted cash and short-term investments.

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

Moreover, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert Renminbi into U.S. dollars, depreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Assuming we had converted the U.S. dollar-denominated cash and cash equivalent, restricted cash and short investments balance of $631.1 million as of February 28, 2018 into RMB at the exchange rate of $1.00 for RMB6.328 as of February 28, 2018, this cash balance would have been RMB3,993.8 million. Assuming a 1.0% appreciation of the Renminbi against the U.S. dollar, this cash balance would have decreased to RMB3,953.8 million as of February 28, 2018.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to contribute us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will contribute us, and the amount of contribution available to us is not entirely related to the amounts of fees the depositary collects from investors. For the fiscal year ended February 28, 2018, we have received $5.1 million after tax contribution from the depositary, which was paid to us for expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon this evaluation, our management has concluded that, as of February 28, 2018, our existing disclosure controls and procedures were effective.

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

Our management conducted an assessment of the design and operation effectiveness of our internal control over financial reporting as of February 28, 2018. In making this assessment, we used the criteria established within the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of February 28, 2018, our internal control over financial reporting was effective.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has issued an attestation report on our internal control over financial reporting. That attestation report appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF TAL EDUCATION GROUP

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of TAL Education Group (the "Company"), its subsidiaries, its variable interest entities (the "VIEs"), and its VIEs' subsidiaries and schools (collectively, the "Group") as of February 28, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 28, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended February 28, 2018, of the Group and our report dated June 26, 2018, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF TAL EDUCATION GROUP- CONTINUED

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People's Republic of China

June 26, 2018

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

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

	For the Year Ended February 28,
	2017	2018
Audit fees(1)	1,174,473	1,210,391
Tax fees(2)	140,125	99,484
All other fees(3)	47,567	-

(1)	“Audit fees” means the aggregate fees in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	“Tax fees” represents the aggregate fees for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

(3)	“All other fees” means the aggregate fees in each of the fiscal years listed for finding and providing U.S. GAAP accounting guidance services rendered by our principal auditors.

All audit and non-audit services provided by our independent auditors must be pre-approved by our audit committee.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On October 24, 2011, our board of directors authorized a share repurchase program, whereby our company may repurchase of up to $50.0 million of our ADSs during the period from October 24, 2011 through October 23, 2012. The share repurchase program was publicly announced on October 25, 2011.

The table below is a summary of the shares repurchased by us in the open market as of February 28, 2018.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS(1)	Total Number of ADSs Purchased as Part of Publicly Announced Plan	Approximate U.S. Dollar Value of ADSs that May Yet Be Purchased Under the Plan
July 2012	30,125	$7.69	30,125	49,768,384
August 2012	258,844	$8.48	258,844	47,572,369
Total	288,969	$8.40	288,969	-

(1)	Effective on August 16, 2017, we adjusted the ratio of our ADSs to Class A common shares from one ADS representing two Class A common shares to three ADSs representing one Class A common share. The price shown here reflected the ratio at the time when repurchase took place.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

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

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant’s Amendment to Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on October 6, 2010)

2.1	Registrant’s Form of Class A common share certificate (incorporated by reference to Exhibit 4.1 to the Registrant’s Amendment to Form F-1 Registration Statement (file No. 333- 169650) filed with the Securities and Exchange Commission on September 29, 2010)

2.2	Amended and Restate Deposit Agreement, dated October 19, 2010, among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit A to the Registrant’s registration statement on Form F-6 (file No. 333-219521) filed with the Securities and Exchange Commission on July 28, 2017)

2.3	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.2 filed with the Registrant’s annual report on Form 20-F for the fiscal year ended February 28, 2011 (file No. 001-34900), filed with the Securities and Exchange Commission on July 25, 2011 and which is incorporated herein by reference)

4.1	2010 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.5 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.3	Form of Employment Agreement with the Registrant’s officers (incorporated by reference to Exhibit 10.6 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.4	English translation of Exclusive Business Cooperation Agreement, dated June 25, 2010, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Xueersi Education Technology Co., Ltd., Beijing Xueersi Network Technology Co., Ltd., Bangxin Zhang, Yundong Cao, Yachao Liu, Yunfeng Bai, and other parties thereto (incorporated by reference to Exhibit 10.7 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

Exhibit Number	Description of Document

4.5	English translation of Call Option Agreement, dated February 12, 2009, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Xueersi Education Technology Co., Ltd., Beijing Xueersi Network Technology Co., Ltd., Bangxin Zhang, Yundong Cao, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 10.8 of Form F-1 (file No. 333169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.6	English translation of Equity Pledge Supplemental Agreement, dated June 25, 2010, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Xueersi Education Technology Co., Ltd., Bangxin Zhang, Yundong Cao, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 10.9 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.7	English translation of Equity Pledge Supplemental Agreement, dated June 25, 2010, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Xueersi Network Technology Ltd., Bangxin Zhang, Yundong Cao, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 10.10 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.8	English translation of Powers of Attorney, dated August 12, 2009, by Bangxin Zhang, Yundong Cao, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 10.11 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.13	Amended and Restated Shareholders’ Agreement among the Registrant, the Series A preferred holder, Tiger Global Five China Holdings and other parties thereto, dated August 12, 2009 (incorporated by reference to Exhibit 4.4 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.14	English translation of Form of Real Property Sale and Purchase Agreement (incorporated by reference to Exhibit 4.10 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 28, 2011 (file No. 001-34900) filed with the Securities and Exchange Commission on July 25, 2011)

4.15	Deed of Undertaking executed by and between Bangxin Zhang and TAL Education Group dated June 24, 2013 (incorporated by reference to Exhibit 4.15 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 28, 2013 (file No. 001-34900) filed with the Securities and Exchange Commission on June 28, 2013)

4.16	Side letter executed by and between Bangxin Zhang and TAL Education Group dated July 29, 2013 (incorporated by reference to Exhibit 4.16 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 28, 2014 (file No. 001-34900) filed with the Securities and Exchange Commission on May 12, 2014)

4.17	Indenture dated May 21, 2014 constituting $230 million 2.50% convertible senior notes due 2019 (incorporated by reference to Exhibit 4.17 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 28, 2015 (file No. 001-34900) filed with the Securities and Exchange Commission on May 28, 2015)

4.18	English translation of Exclusive Business Cooperation Agreement, dated August 4, 2015, by and among Beijing Century TAL Education Technology Co., Ltd., Beijing Dididaojia Education Technology Co., Ltd., Bangxin Zhang, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 4.18 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 29, 2016 (file No. 001-34900) filed with the Securities and Exchange Commission on May 31, 2016)

Exhibit Number	Description of Document

4.19	English translation of Option Agreement, dated August 4, 2015, by and among Beijing Century TAL Education Technology Co., Ltd., Beijing Dididaojia Education Technology Co., Ltd., Bangxin Zhang, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 4.19 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 29, 2016 (file No. 001-34900) filed with the Securities and Exchange Commission on May 31, 2016)

4.20	English translation of Equity Pledge Agreement, dated August 4, 2015, by and among Beijing Century TAL Education Technology Co., Ltd., Beijing Dididaojia Education Technology Co., Ltd., Bangxin Zhang, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 4.20 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 29, 2016 (file No. 001-34900) filed with the Securities and Exchange Commission on May 31, 2016)

4.21	English translation of Powers of Attorney, dated August 4, 2015, by Bangxin Zhang, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 4.21 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 29, 2016 (file No. 001-34900) filed with the Securities and Exchange Commission on May 31, 2016)

4.22	English translation of Exclusive Business Cooperation Agreement, dated October 26, 2015, by and among Beijing Lebai Information Consulting Co., Ltd., Beijing Lebai Education Consulting Co., Ltd. and Beijing Xueersi Education Technology Co., Ltd. (incorporated by reference to Exhibit 4.22 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 29, 2016 (file No. 001-34900) filed with the Securities and Exchange Commission on May 31, 2016)

4.23	English translation of Option Agreement, dated October 26, 2015, by and among Beijing Lebai Information Consulting Co., Ltd., Beijing Lebai Education Consulting Co., Ltd. and Beijing Xueersi Education Technology Co., Ltd. (incorporated by reference to Exhibit 4.23 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 29, 2016 (file No. 001-34900) filed with the Securities and Exchange Commission on May 31, 2016)

4.24	English translation of Equity Pledge Agreement, dated October 26, 2015, by and among Beijing Lebai Information Consulting Co., Ltd., Beijing Lebai Education Consulting Co., Ltd. and Beijing Xueersi Education Technology Co., Ltd. (incorporated by reference to Exhibit 4.24 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 29, 2016 (file No. 001-34900) filed with the Securities and Exchange Commission on May 31, 2016)

4.25	English translation of Powers of Attorney, dated October 26, 2015, by Beijing Lebai Information Consulting Co., Ltd. and Beijing Xueersi Education Technology Co., Ltd. (incorporated by reference to Exhibit 4.25 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 29, 2016 (file No. 001-34900) filed with the Securities and Exchange Commission on May 31, 2016)

4.26	English translation of Powers of Attorney, dated October 26, 2015, by Beijing Lebai Education Consulting Co., Ltd. (incorporated by reference to Exhibit 4.26 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 29, 2016 (file No. 001-34900) filed with the Securities and Exchange Commission on May 31, 2016)

4.27	English translation of VIE Termination Agreement, dated July 2, 2015, by Beijing Century TAL Education Technology Co., Ltd., Beijing Dongfangrenli Science & Commerce Co., Ltd., Bangxin Zhang, Yachao Liu and Yunfeng Bai. (incorporated by reference to Exhibit 4.27 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 29, 2016 (file No. 001-34900) filed with the Securities and Exchange Commission on May 31, 2016)

Exhibit Number	Description of Document

4.28	Stock Purchase Agreement, dated September 18, 2015, by the Registrant, Firstleap Education and other parties named therein (incorporated by reference to Exhibit 4.28 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 29, 2016 (file No. 001-34900) filed with the Securities and Exchange Commission on May 31, 2016)

4.29	Share Sale and Purchase Agreement, dated January 22, 2016, by the Registrant and other parties named therein (incorporated by reference to Exhibit 4.29 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 29, 2016 (file No. 001-34900) filed with the Securities and Exchange Commission on May 31, 2016)

4.30	Term and Revolving Credit Facilities Agreement dated June 30, 2016 for the Registrant arranged by Deutsche Bank AG, Singapore Branch as Coordinating Mandated Lead Arranger and Bookrunner and certain other parties (incorporated by reference to Exhibit 4.30 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 28, 2017 (file No. 001-34900) filed with the Securities and Exchange Commission on June 28, 2017)

8.1*	List of Subsidiaries and Consolidated Affiliated Entities

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of the Registrant’s Registration Statement on Form F-1 (file No. 333¬169650) filed with the Securities and Exchange Commission on September 29, 2010)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Tian Yuan Law Firm

15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.3*	Consent of Maples and Calder (Hong Kong) LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TAL EDUCATION GROUP

By:	/s/ BANGXIN ZHANG
Name: Bangxin Zhang
Title: Chairman and Chief Executive Officer

Date: June 26, 2018

TAL EDUCATION GROUP

Consolidated Financial Statements and Report
of Independent Registered Public Accounting Firm
For the years ended February 29, 2016,
February 28, 2017 and February 28, 2018

TAL EDUCATION GROUP

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED FEBRUARY 29, 2016,

FEBRUARY 28, 2017 AND FEBRUARY 28, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF TAL EDUCATION GROUP

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TAL Education Group (the “Company”), its subsidiaries, its variable interest entities (the “VIEs”), and its VIEs' subsidiaries and schools (collectively, the “Group”) as of February 28, 2018 and 2017, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended February 28, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of February 28, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended February 28, 2018, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of February 28, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 26, 2018, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Group's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People's Republic of China
June 26, 2018

We have served as the Company's auditor since 2008.

TAL EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except share and share related data or otherwise noted)

	As of	As of
	February 28,	February 28,
	2017	2018

ASSETS

Current assets
Cash and cash equivalents	$470,217,004	$711,519,091
Restricted cash-current	2,732,559	6,266,671
Short-term investments	229,456,397	787,390,754
Amounts due from related parties-current	3,424,285	3,228,839
Inventory	2,823,039	5,271,710
Income tax receivable	2,244,898	15,093,207
Prepaid expenses and other current assets	160,222,823	133,235,873
Total current assets	871,121,005	1,662,006,145
Restricted cash-non-current	5,660,713	9,910,866
Property and equipment, net	154,306,718	247,265,848
Deferred tax assets-non-current	16,188,301	17,361,013
Rental deposits	32,659,360	47,332,671
Intangible assets, net	37,966,808	43,504,780
Goodwill	267,162,685	291,382,129
Long-term investments	347,732,444	597,605,775
Long-term prepayments and other non-current assets	96,107,917	138,189,853
Total assets	$1,828,905,951	$3,054,559,080

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of $20,905,226 and $51,809,468 as of February 28, 2017 and February 28, 2018, respectively)	$22,637,199	$57,605,414
Deferred revenue-current (including deferred revenue-current of the consolidated VIEs without recourse to TAL Education Group of $465,944,822 and $772,642,292 as of February 28, 2017 and February 28, 2018, respectively)	504,147,032	824,276,004
Amounts due to related parties-current (including amounts due to related parties-current of the consolidated VIEs without recourse to TAL Education Group of $192,785 and $2,875,186 as of February 28, 2017 and February 28, 2018, respectively)	3,042,785	8,745,624
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to TAL Education Group of $90,834,954 and $158,848,576 as of February 28, 2017 and February 28, 2018, respectively)	116,830,290	229,122,303
Income tax payable (including income tax payable of the consolidated VIEs without recourse to TAL Education Group of $15,204,900 and $12,106,200 as of February 28, 2017 and February 28, 2018, respectively)	20,483,037	13,637,696
Total current liabilities	667,140,343	1,133,387,041
Deferred revenue-non-current (including deferred revenue-non-current of the consolidated VIEs without recourse to TAL Education Group of $14,726,473 and $17,980,379 as of February 28, 2017 and February 28, 2018, respectively)	14,726,473	17,980,379

TAL EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS - continued

(In U.S. dollars, except share and share related data or otherwise noted)

	As of	As of
	February 28,	February 28,
	2017	2018

Amounts due to related parties-non-current (including amounts due to related parties-non-current of the consolidated VIEs without recourse to TAL Education Group of $nil and $nil as of February 28, 2017 and February 28, 2018, respectively)	2,840,000	270,657
Deferred tax liabilities-non-current (including deferred tax liabilities-non-current of the consolidated VIEs without recourse to TAL Education Group of $13,063,488 and $19,866,503 as of February 28, 2017 and February 28, 2018, respectively)	13,185,886	20,039,040
Bond payable (including bond payable of the consolidated VIEs without recourse to TAL Education Group of $nil and $nil as of February 28, 2017 and February 28, 2018, respectively)	225,148,918	11,075,000
Long-term payable (including long-term payable of the consolidated VIEs without recourse to TAL Education Group of $nil and $4,660,240 as of February 28, 2017 and February 28, 2018, respectively)	-	6,343,565
Long-term debt (including long-term debt of the consolidated VIEs without recourse to TAL Education Group of $nil and $nil as of February 28, 2017 and February 28, 2018, respectively)	225,000,000	225,000,000
Total liabilities	1,148,041,620	1,414,095,682
Commitments and contingencies (Note 20)

Equity
Class A common shares ($0.001 par value; 500,000,000 shares authorized, 93,130,615 shares and 118,401,821 shares issued and outstanding as of February 28, 2017 and February 28, 2018, respectively)	93,131	118,402
Class B common shares ($0.001 par value; 500,000,000 shares authorized, 71,456,000 shares and 70,556,000 shares issued and outstanding as of February 28, 2017 and February 28, 2018, respectively)	71,456	70,556
Additional paid-in capital	141,968,264	884,716,838
Statutory reserve	28,407,421	38,315,493
Retained earnings	417,835,502	565,201,532
Accumulated other comprehensive income	55,869,132	132,324,966
Total TAL Education Group's equity	644,244,906	1,620,747,787
Noncontrolling interest	36,619,425	19,715,611
Total equity	680,864,331	1,640,463,398
Total liabilities and equity	$1,828,905,951	$3,054,559,080

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars, except share and share related data or otherwise noted)

	For the year ended	For the year ended	For the year ended
	February 29,	February 28,	February 28,
	2016	2017	2018

Net revenues	$619,948,777	$1,043,099,655	$1,715,015,984
Cost of revenues	(303,634,829)	(522,326,988)	(882,316,083)
Gross profit	316,313,948	520,772,667	832,699,901
Operating expenses
Selling and marketing	(73,567,617)	(126,005,365)	(242,101,553)
General and administrative	(161,021,637)	(263,286,710)	(386,287,317)
Impairment loss on intangible assets	-	-	(357,762)
Total operating expenses	(234,589,254)	(389,292,075)	(628,746,632)
Government subsidies	3,327,169	3,113,877	4,650,059
Income from operations	85,051,863	134,594,469	208,603,328
Interest income	17,732,879	18,133,229	39,838,177
Interest expense	(7,499,323)	(13,144,561)	(16,640,329)
Other (expense)/income	(2,522,253)	23,072,718	17,405,486
Gain from disposal of components	50,377,126	-	-
Gain from fair value change of long-term investments	1,265,852	-	-
Impairment loss on long-term investments	(7,503,944)	(8,074,891)	(2,212,836)
Income before provision for income tax and loss from equity method investments	136,902,200	154,580,964	246,993,826
Provision for income tax	(33,482,744)	(34,065,689)	(44,653,725)
Loss from equity method investments	(663,256)	(8,025,431)	(7,677,594)
Net income	102,756,200	112,489,844	194,662,507
Add: Net loss attributable to noncontrolling interest	122,318	4,390,168	3,777,429
Net income attributable to TAL Education Group's shareholders	$102,878,518	$116,880,012	$198,439,936
Net income per common share
Basic	$0.64	$0.72	$1.13
Diluted	$0.60	$0.66	$1.03

Weighted average shares used in calculating net income per common share
Basic	160,109,169	162,548,494	174,979,574
Diluted	183,056,255	188,508,419	194,331,305

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In U.S. dollars, except share and share related data or otherwise noted)

	For the year ended	For the year ended	For the year ended
	February 29,	February 28,	February 28,
	2016	2017	2018

Net income	$102,756,200	$112,489,844	$194,662,507
Other comprehensive (loss) / income, net of tax
Foreign currency translation adjustment	(15,692,855)	(19,864,289)	47,468,680
Unrealized gains on available-for-sale investments:
Net unrealized gains on available-for-sale investments, net of tax effect of $nil, $217,444 and $10,007,001 for the years ended February 29, 2016, February 28, 2017 and February 28, 2018, respectively	10,576,836	75,460,297	34,556,480
Less: Transfer to statements of operations of realized gains on available-for-sale investments, net of tax effect of $nil for the years ended February 29, 2016, February 28, 2017 and February 28, 2018	-	-	(4,244,974)
Other comprehensive (loss) / income	(5,116,019)	55,596,008	77,780,186
Comprehensive income	97,640,181	168,085,852	272,442,693
Add: Comprehensive loss attributable to noncontrolling interest	120,142	5,612,939	2,453,077
Comprehensive income attributable to TAL Education Group's shareholders	$97,760,323	$173,698,791	$274,895,770

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (In U.S. dollars, except share and share related data or otherwise noted)

					Additional			Accumulated other	Total TAL Education Group	Non-
	Class A Common shares		Class B Common shares		paid-in	Statutory	Retained	comprehensive	shareholders'	controlling	Total
	Shares	Amount	Shares	Amount	capital	reserve	earnings	(loss) / income	equity	interest	equity

Balance as of February 28, 2015	88,371,876	$88,372	71,456,000	$71,456	$82,479,806	$18,961,627	$207,522,766	$4,168,548	$313,292,575	$278,241	$313,570,816
Net income	-	-	-	-	-	-	102,878,518	-	102,878,518	(122,318)	102,756,200
Provision for statutory reserve	-	-	-	-	-	4,020,273	(4,020,273)	-	-	-	-
Issuance of common shares in connection with vesting of non-vested shares	1,419,484	1,420	-	-	(9,437,860)	-	-	-	(9,436,440)	-	(9,436,440)
Share-based compensation	-	-	-	-	25,847,497	-	-	-	25,847,497	-	25,847,497
Exercise of share options	40,136	40	-	-	645,949	-	-	-	645,989	-	645,989
Foreign currency translation adjustment	-	-	-	-	-	-	-	(15,695,031)	(15,695,031)	2,176	(15,692,855)
Net unrealized gains on available-for-sale investments, net of tax effect of $nil	-	-	-	-	-	-	-	10,576,836	10,576,836	-	10,576,836
Issuance of common shares in connection with a business acquisition	478,036	478	-	-	8,869,481	-	-	-	8,869,959	-	8,869,959
Addition of noncontrolling interest in connection with business acquisitions	-	-	-	-	-	-	-	-	-	3,599,485	3,599,485
Balance as of February 29, 2016	90,309,532	$90,310	71,456,000	$71,456	$108,404,873	$22,981,900	$306,381,011	$(949,647)	$436,979,903	$3,757,584	$440,737,487
Net income	-	-	-	-	-	-	116,880,012	-	116,880,012	(4,390,168)	112,489,844
Provision for statutory reserve	-	-	-	-	-	5,425,521	(5,425,521)	-	-	-	-
Issuance of common shares in connection with vesting of non-vested shares	1,726,874	1,727	-	-	(19,465,214)	-	-	-	(19,463,487)	-	(19,463,487)
Share-based compensation	-	-	-	-	36,115,200	-	-	-	36,115,200	-	36,115,200
Exercise of share options	103,888	104	-	-	1,673,697	-	-	-	1,673,801	-	1,673,801
Foreign currency translation adjustment	-	-	-	-	-	-	-	(18,641,518)	(18,641,518)	(1,222,771)	(19,864,289)
Net unrealized gains on available-for-sale investments, net of tax effect of $217,444	-	-	-	-	-	-	-	75,460,297	75,460,297	-	75,460,297
Conversion of convertible bond to Class A common shares	342,462	342	-	-	4,500,578	-	-	-	4,500,920	-	4,500,920
Business acquisitions	647,859	648	-	-	17,022,573	-	-	-	17,023,221	48,734,457	65,757,678
Purchase of noncontrolling interest of consolidated subsidiaries	-	-	-	-	(6,283,443)	-	-	-	(6,283,443)	(10,259,677)	(16,543,120)
Balance as of February 28, 2017	93,130,615	$93,131	71,456,000	$71,456	$141,968,264	$28,407,421	$417,835,502	$55,869,132	$644,244,906	$36,619,425	$680,864,331
Conversion of Class B common shares to Class A common shares	900,000	900	(900,000)	(900)	-	-	-	-	-	-	-
Net income	-	-	-	-	-	-	198,439,936	-	198,439,936	(3,777,429)	194,662,507
Provision for statutory reserve	-	-	-	-	-	9,908,072	(9,908,072)	-	-	-	-
Issuance of common shares in connection with vesting of non-vested shares	2,314,190	2,314	-	-	(13,999,727)	-	-	-	(13,997,413)	-	(13,997,413)
Share-based compensation	-	-	-	-	47,149,738	-	-	-	47,149,738	-	47,149,738
Exercise of share options	76,491	77	-	-	2,126,840	-	-	-	2,126,917	-	2,126,917
Foreign currency translation adjustment	-	-	-	-	-	-	-	46,144,328	46,144,328	1,324,352	47,468,680
Net unrealized gains on available-for-sale investments, net of tax effect of $10,007,001	-	-	-	-	-	-	-	34,556,480	34,556,480	-	34,556,480
Conversion of convertible bond to Class A common shares	16,380,780	16,380	-	-	214,405,523	-	-	-	214,421,903	-	214,421,903
Business acquisitions (Note 3)	-	-	-	-	-	-	-	-	-	3,642,544	3,642,544
Purchase of noncontrolling interest of consolidated subsidiaries (Note 17)	135,264	135	-	-	(6,928,347)	-	-	-	(6,928,212)	(18,113,281)	(25,041,493)
Transfer to statements of operations of realized gains on available-for-sale investments, net of tax effect of $nil	-	-	-	-	-	-	-	(4,244,974)	(4,244,974)	-	(4,244,974)
Capital injection from noncontrolling interests shareholders	-	-	-	-	-	-	-	-	-	20,000	20,000
Class A Common shares issued under private placement (Note 17)	5,464,481	5,465	-	-	499,994,547	-	-	-	500,000,012	-	500,000,012
Cash dividend to shareholders (Note 25)	-	-	-	-	-	-	(41,165,834)	-	(41,165,834)	-	(41,165,834)
Balance as of February 28, 2018	118,401,821	$118,402	70,556,000	$70,556	$884,716,838	$38,315,493	$565,201,532	$132,324,966	$1,620,747,787	$19,715,611	$1,640,463,398

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars, except share and share related data or otherwise noted)

	For the year ended	For the year ended	For the year ended
	February 29,	February 28,	February 28,
	2016	2017	2018

Cash flows from operating activities
Net income	$102,756,200	$112,489,844	$194,662,507
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	18,156,263	28,934,491	50,907,175
Amortization of intangible assets	1,026,761	4,627,306	8,306,923
(Gain) / loss on disposal of property and equipment	(313)	29,751	47,809
Share-based compensation	25,847,497	36,115,200	47,149,738
Impairment loss on operating assets	315,914	-	343,605
Impairment loss on long-term investments	7,503,944	8,074,891	2,212,836
Impairment loss on intangible assets	-	-	357,762
Loss from equity method investments	663,256	8,025,431	7,677,594
(Gain) / loss from fair value change of investments	(1,265,852)	1,246,800	(936,722)
Gain from remeasuring fair value of previously held equity interests upon business acquisitions	(971,681)	(25,225,611)	-
Gain from sales of long-term investments	(211,818)	-	(9,025,511)
Gain from transfer of a nonfinancial asset	(1,907,669)	-	-
Gain from disposal of components	(50,377,126)	-	-
Changes in operating assets and liabilities
Inventory	207,006	(2,222,598)	(2,498,325)
Amounts due from related parties	(732,545)	(2,286,879)	368,717
Prepaid expenses and other current assets	1,297,204	(11,891,279)	(47,295,368)
Income tax receivable	3,222,529	(2,244,898)	(12,848,309)
Deferred income taxes	(787,579)	(3,343,957)	5,180,859
Rental deposits	(4,851,215)	(14,108,268)	(14,673,311)
Other non-current assets	(1,147,644)	(543,896)	(194,500)
Accounts payable	3,778,512	5,357,312	30,978,516
Deferred revenue	66,443,577	193,224,392	323,050,518
Amounts due to related parties	4,255,819	(4,085,111)	3,133,496
Accrued expenses and other current liabilities	12,883,180	43,769,166	105,231,877
Income tax payable	11,050,640	3,078,841	(6,845,341)
Net cash provided by operating activities	197,154,860	379,020,928	685,292,545

Cash flows from investing activities
Restricted cash	(586,174)	(3,427,627)	(7,784,265)
Purchase of term deposits	(87,632,201)	(10,184,078)	-
Proceeds from maturity of term deposits	90,652,423	27,476,714	-
Loan to third parties	(8,528,718)	(99,126,091)	(5,530,973)
Repayment of loan to third parties	457,841	-	74,901,763
Prepayment for investments	-	(58,835,367)	(43,571,533)
Loan to related parties	(3,815,338)	(147,091)	(2,641,354)
Repayment of loan to related parties	1,068,295	2,184,519	2,759,483
Loan to employees	(6,470,813)	(10,612,126)	(5,917,634)
Repayment of loan to employees	-	1,987,912	5,761,909
Purchase of property and equipment	(35,087,893)	(71,111,758)	(126,344,339)
Purchase of short-term investments	(27,470,431)	(313,950,848)	(1,197,155,466)
Proceeds from maturity of short-term investments	765,611	109,461,880	657,532,189
Proceeds from disposal of property and equipment	390,925	559,730	927,862
Business acquisitions, net of cash acquired	(21,825,767)	(27,200,305)	(14,008,541)
Purchase of intangible assets	-	-	(2,078,516)
Payments for long-term investments	(118,590,246)	(65,340,812)	(196,558,758)
Proceeds from disposal of long-term investments	1,320,499	-	19,352,181
Net cash used in investing activities	(215,351,987)	(518,265,348)	(840,355,992)

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS- continued
(In U.S. dollars, except share and share related data or otherwise noted)

	For the year ended	For the year ended	For the year ended
	February 29,	February 28,	February 28,
	2016	2017	2018

Cash flows from financing activities
Net proceeds from long-term debt	-	238,000,000	-
Repayment of long-term debt	-	(25,000,000)	-
Payments for purchasing noncontrolling interests	-	(16,376,965)	(18,833,186)
Cash dividend to shareholders (Note 25)	-	-	(41,165,834)
Capital injection from noncontrolling interests shareholders	-	-	20,000
Proceeds from private placement (Note 17)	-	-	500,000,012
Proceeds from exercise of share options	645,989	1,673,801	2,126,917
Cash paid for employee taxes on withheld shares from share-based awards	(9,436,440)	(19,463,487)	(13,997,413)
Net cash (used in) / provided by financing activities	(8,790,451)	178,833,349	428,150,496
Effect of exchange rate changes	(9,127,816)	(3,413,961)	(31,784,962)
Net (decrease) / increase in cash and cash equivalents	(36,115,394)	36,174,968	241,302,087
Cash and cash equivalents at the beginning of year	470,157,430	434,042,036	470,217,004
Cash and cash equivalents at the end of year	434,042,036	470,217,004	711,519,091
Supplemental disclosure of cash flow information:
Interest paid	$5,750,000	$7,329,234	$13,805,218
Income tax paid	21,028,165	36,648,303	71,021,354
Non-cash investing and financing activities:
Payable for purchase of property and equipment	$3,478,617	$8,328,008	$9,922,803
Payable for purchase of intangible assets	-	-	3,449,975
Payable for investments and acquisitions	3,022,079	7,497,584	14,276,345
Conversion of convertible bond to Class A common shares	-	4,500,920	214,421,903
Class A Common shares issued for business acquisitions	8,869,959	17,023,221	-
Class A Common shares issued for purchase of noncontrolling interests	-	-	10,887,399

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017
AND FEBRUARY 28, 2018
(In U.S. dollars, except share and share related data or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

TAL Education Group (the “Company” or “TAL”) was incorporated in the Cayman Islands on January 10, 2008 to be the holding company for a group of companies engaged in the provision of high quality after-school tutoring programs for primary and secondary school students in the People's Republic of China (the “PRC”). At the time of its incorporation and through the Variable Interest Entities (“VIEs”) arrangements as described below, the ownership interest of the Company was held by Bangxin Zhang, Yundong Cao, Yachao Liu and Yunfeng Bai (collectively, “the founding shareholders”).

The Company, its subsidiaries, its consolidated VIEs and VIEs' subsidiaries and schools are collectively referred to as the “Group”.

As of February 28, 2018, details of the Company's major subsidiaries, its VIEs and VIEs' major subsidiaries and schools are as follows:

		Place of
	Later of date of	incorporation (or	Percentage
	incorporation	establishment)	of legal
Name	or acquisition	/operation	ownership	Principal activities

Major Subsidiaries:

TAL Holding Limited (“TAL Hong Kong”)	March 11, 2008	Hong Kong	100%	Intermediate holding company

Beijing Century TAL Education Technology Co., Ltd. (“TAL Beijing”)	May 8, 2008	Beijing	100%	Software sales, and consulting service

Beijing Huanqiu Zhikang Shidai Education Consulting Co., Ltd. (“Huanqiu Zhikang”)	September 17, 2009	Beijing	100%	Education and management consulting service

Yidu Huida Education Technology (Beijing) Co., Ltd. (“Yidu Huida”)	November 11, 2009	Beijing	100%	Software sales and consulting service

Yidu Technology Group (“Yidu Cayman”)	February 2, 2012	Cayman Islands	100%	Intermediate holding company

Yidu Technology Group Limited (“Yidu Hong Kong”)	April 13, 2012	Hong Kong	100%	Intermediate holding company

Beijing Xintang Sichuang Education Technology Co., Ltd. (“Beijing Xintang Sichuang”)	August 27, 2012	Beijing	100%	Software and Network development, sales, and consulting service

Zhixuesi Education Consulting (Beijing) Co., Ltd. (“Zhixuesi Beijing”)	October 23, 2012	Beijing	100%	Software and Network development, sales, and consulting service

Pengxin TAL Industrial investment (Shanghai) Co., Ltd. (“Pengxin TAL”)	June 26, 2014	Shanghai	100%	Investment management and consulting services

Tianjin Dongxuetang Education Information Consulting Co., Ltd. (“Tianjin Dongxuetang”)	June 15, 2015	Tianjin	100%	Educational information consulting and educational software development

Wuxi TAL Education Consulting Co., Ltd. (“Wuxi TAL”)	January 12, 2016	Wuxi	100%	Educational information consulting and educational software development

Firstleap Education (“Firstleap”)	January 22, 2016	Cayman Islands	100%	Intermediate holding company

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017 AND FEBRUARY 28, 2018
(In U.S. dollars, except share and share related data or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Place of
	Later of date of	incorporation (or	Percentage
	incorporation	establishment)	of legal
Name	or acquisition	/operation	ownership	Principal activities

Major Subsidiaries - continued:

Firstleap Education (HK) Limited (“Firstleap Hong Kong”)	January 22, 2016	Hong Kong	100%	Intermediate holding company

Beijing Lebai Information Consulting Co., Ltd. (“Lebai Information”)	January 22, 2016	Beijing	100%	Education and management consulting service

Beijing Yizhen Xuesi Education Technology Co., Ltd. (“Yizhen Xuesi”)	November 3, 2016	Beijing	100%	Software and Network development, sales, and consulting service

VIEs:

Beijing Xueersi Education Technology Co., Ltd. (“Xueersi Education”)	December 31, 2005	Beijing	N/A*	Sales of educational materials and products

Beijing Xueersi Network Technology Co., Ltd. (“Xueersi Network”)	August 23, 2007	Beijing	N/A*	Technology development and Educational consulting service

Xinxin Xiangrong Education Technology (Beijing) Co., Ltd. (“Xinxin Xiangrong”)	June 23, 2015	Beijing	N/A*	Technology development and Educational consulting service

Beijing Lebai Education Consulting Co., Ltd. (“Lebai Education”)	January 22, 2016	Beijing	N/A*	Educational consulting service

VIEs' major subsidiaries and schools:

Beijing Haidian District Xueersi Training School ("Beijing Haidian School")	July 3, 2006	Beijing	N/A*	After-school tutoring for primary and secondary school students

Beijing Dongcheng District Xueersi Training School ("Beijing Dongcheng School")	March 21, 2008	Beijing	N/A*	After-school tutoring for primary and secondary school students

Shanghai Changning District Xueersi Training School ("Shanghai Changning School")	August 1, 2008	Shanghai	N/A*	After-school tutoring for primary and secondary school students

Shanghai Minhang District Xueersi Training School ("Shanghai Minhang School")	August 1, 2008	Shanghai	N/A*	Language education

Beijing Xicheng District Xueersi Training School ("Beijing Xicheng School")	April 2, 2009	Beijing	N/A*	After-school tutoring for primary and secondary school students

Shanghai Xueersi Education Training Co., Ltd. ("Shanghai Education")	July 2, 2009	Shanghai	N/A*	Educational information consulting and educational software development

Shenzhen Xueersi Education Technology Co., Ltd. ("Shenzhen Education")	December 22, 2009	Shenzhen	N/A*	Teaching software research, and development

Beijing Haidian District Lejiale Training School (Beijing Haidian Lejiale")	March 22, 2010	Beijing	N/A*	After-school tutoring for primary and secondary school students

Wuhan Jiang'an District Xueersi Education Training School ("Wuhan Jiang'an School")	December 16, 2010	Wuhan	N/A*	After-school tutoring for primary and secondary school students

Beijing Chaoyang District Xueersi Training School (Beijing Chaoyang School")	January 17, 2011	Beijing	N/A*	After-school tutoring for primary and secondary school students

Beijing Xueersi Nanjing Education Technology Co., Ltd. ("Beijing Xueersi Nanjing Education")	January 24, 2011	Nanjing	N/A*	Educational consulting service

Chengdu Xueersi Education Consulting Co., Ltd. ("Chengdu Education")	March 18, 2011	Chengdu	N/A*	Educational information consulting and educational software development

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017
AND FEBRUARY 28, 2018
(In U.S. dollars, except share and share related data or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Place of
	Later of date of	incorporation (or	Percentage
	incorporation	establishment)	of legal
Name	or acquisition	/operation	ownership	Principal activities

VIEs' major subsidiaries and schools-continued:

Zhengzhou Jinshui District Xueersi Education Training School ("Zhenzhou Jinshui School")	June 18, 2012	Zhengzhou	N/A*	After-school tutoring for primary and secondary school students

Guangzhou Tianhe District Xueersi Training Center ("Guangzhou Tianhe School")	July 12, 2012	Guangzhou	N/A*	After-school tutoring for primary and secondary school students

Suzhou Xueersi Culture Training Center ("Suzhou School")	December 14, 2012	Suzhou	N/A*	After-school tutoring for primary and secondary school students

Guangzhou Yuexiu District Xueersi Training School ("Guangzhou Yuexiu School")	March 20, 2013	Guangzhou	N/A*	After-school tutoring for primary and secondary school students

Nanjing Xueersi Education Training School ("Nanjing School")	April 19, 2013	Nanjing	N/A*	After-school tutoring for primary and secondary school students

Shenzhen Xueersi Training Center ("Shenzhen School")	November 12, 2013	Shenzhen	N/A*	After-school tutoring for primary and secondary school students

Hangzhou Xueersi Training School ("Hangzhou School")	November 14, 2013	Hangzhou	N/A*	After-school tutoring for primary and secondary school students

Jinan Xueersi Education Training School ("Jinan School")	September 2, 2014	Jinan	N/A*	After-school tutoring for primary and secondary school students

Xi'an Beilin District Xueersi Education Training Center ("Xi'an Beilin School")	April 2, 2015	Xi'an	N/A*	After-school tutoring for primary and secondary school students

Nanjing Firstleap Children English Training Center ("Nanjing Firstleap")	January 22, 2016	Nanjing	N/A*	Language education

Xi'an Yanta District Xueersi Training Center ("Xi'an Yanta School")	September 22, 2016	Xi'an	N/A*	After-school tutoring for primary and secondary school students

Beijing Dongfangrenli Trade Development Co., Ltd. ("Dongfangrenli")	July 31, 2016	Beijing	N/A*	Study abroad intermediary service

*	These entities are controlled by the Company pursuant to the contractual arrangements disclosed below.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017
AND FEBRUARY 28, 2018
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

The VIEs and their subsidiaries and schools hold various licenses upon which the Group’s business depends. A substantial majority of the Group’s employees who provide the Group’s services are hired by the VIEs and their subsidiaries and schools, and the VIEs and their subsidiaries and schools lease a substantial majority of the properties upon which the Group’s services are delivered. The net revenue from the VIEs and their subsidiaries and schools accounted for 94.1% of the Group’s total net revenue for fiscal year ended February 28, 2018.

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
FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017
AND FEBRUARY 28, 2018
(In U.S. dollars, except share and share related data or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements – continued

Series of exclusive technology support and service agreements: Pursuant to Exclusive Business Cooperation Agreement entered into on June 25, 2010, by and among TAL Beijing, Xueersi Education, Xueersi Network, and the shareholders of Xueersi Education and Xueersi Network, TAL Beijing or its designated affiliates have the exclusive right to provide each of Xueersi Education and Xueersi Network and their subsidiaries and schools comprehensive intellectual property licensing and various technical and business support services. Pursuant to the Exclusive Business Service Agreement entered into by and among TAL Beijing, Xinxin Xiangrong and its shareholders on August 4, 2015, TAL Beijing and its designated affiliates have the exclusive right to provide Xinxin Xiangrong and its subsidiaries and schools (if any) comprehensive intellectual property licensing and various technical and business support services. The agreements are effective within the operation term of TAL Beijing, its subsidiaries and schools according to PRC Law, unless earlier terminated by mutual agreement of all parties.

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
FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017
AND FEBRUARY 28, 2018
(In U.S. dollars, except share and share related data or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Call option agreement: Pursuant to the call option agreement entered into on February 12, 2009, by and among TAL Beijing, Xueersi Education, Xueersi Network and their respective shareholders, the respective shareholders of Xueersi Education and Xueersi Network unconditionally and irrevocably granted TAL Beijing or its designated party an exclusive option to purchase from Xueersi Education and Xueersi Network' shareholders, to the extent permitted under PRC law, part of or all the equity interests in Xueersi Education and Xueersi Network, as the case may be, for the minimum amount of consideration permitted by the applicable law without any other conditions.

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

Equity pledge agreement: Pursuant to the equity pledge agreements, dated on February 12, 2009, by and among TAL Beijing, Xueersi Education, Xueersi Network and the respective shareholders of Xueersi Education and Xueersi Network, and supplemental agreements, dated on June 25, 2010, by and among TAL Beijing, Xueersi Education, Xueersi Network and their respective shareholders, the shareholders of Xueersi Education and Xueersi Network unconditionally and irrevocably pledged all of their equity interests, including the right to receive declared dividends and the voting rights, in the Xueersi Education and Xueersi Network to TAL Beijing to guarantee Xueersi Education and Xueersi Network's performance of their obligations under the exclusive technology support and service agreements. The shareholders of Xueersi Education and Xueersi Network agree that, without prior written consent of TAL Beijing, they will not transfer or dispose the pledged equity interests or create or allow any encumbrance on the pledged equity interests that would prejudice TAL Beijing's interest.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017
AND FEBRUARY 28, 2018
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

Power of attorney: The shareholders of the VIEs have executed an irrevocable power of attorney appointing TAL Beijing or Lebai Information, as applicable, or any person designated by TAL Beijing or Lebai Information as their attorney-in-fact to vote on their behalf on all matters of the VIEs requiring shareholder approval under PRC laws and regulations and the articles of association of each of the VIEs on August 12, 2009, August 4, 2015 and October 26, 2015, respectively. These agreements remain effective during the entire period during which they are shareholders of the VIEs.

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
FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017
AND FEBRUARY 28, 2018
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

Deed of undertaking: On June 24, 2013 and July 29, 2013, the Company and Mr. Bangxin Zhang executed a deed of undertaking dated June 24, 2013 and a side letter dated July 29, 2013, respectively (collectively, the “Deed”). Pursuant to the Deed, Mr. Bangxin Zhang has irrevocably covenanted and undertaken to the Company that:

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
FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017
AND FEBRUARY 28, 2018
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

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

(In U.S. dollars, except share and share related data or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to the VIE structure - continued

The four legal owners of Xueersi Education and Xueersi Network are Mr. Bangxin Zhang, Mr. Yachao Liu, Mr. Yunfeng Bai, and Mr. Yundong Cao, and the three legal owners of Xinxin Xiangrong are Mr. Bangxin Zhang, Mr. Yachao Liu and Mr. Yunfeng Bai and the sole legal owner of Lebai Education is Xueersi Education. Mr. Bangxin Zhang, Mr. Yachao Liu and Mr. Yunfeng Bai are shareholders and directors or officers of TAL Education Group. Xueersi Education is a VIE of the Group. The interests of Mr. Bangxin Zhang, Mr. Yachao Liu, Mr. Yunfeng Bai and Mr. Yundong Cao as beneficial owners of Xueersi Education, Xueersi Network and Xinxin Xiangrong may differ from the interests of the Group as a whole, since these parties’ respective equity interests in Xueersi Education, Xueersi Network and Xinxin Xiangrong may conflict with their respective equity interests in the Group. When conflicts of interest arise, it is possible that any or all of these individuals may not act in the best interests of the Group, and such conflicts may not be resolved in the Group’s favor. In addition, these individuals may breach, or cause Xueersi Education, Xueersi Network and Xinxin Xiangrong, their subsidiaries and schools to breach, or refuse to renew, the existing contractual arrangements the Group has with them and Xueersi Education, Xueersi Network and Xinxin Xiangrong, their subsidiaries and schools. Other than the aforementioned deed of undertaking the Group entered with Mr. Bangxin Zhang, the Group currently does not have any arrangements to address potential conflicts of interest between these individuals and the Company. To a large extent, the Group relies on the legal owners of Xueersi Education, Xueersi Network and Xinxin Xiangrong to abide by the laws of the Cayman Islands and China, which provide that directors and officers owe a fiduciary duty to the Company that requires them to act in good faith and in the best interests of the Company and not to use their positions for personal gains. If the Group cannot resolve any conflict of interest or dispute between it and these individuals, the Group would have to rely on legal proceedings, which could result in disruption of its business and subject it to substantial uncertainty as to the outcome of any such legal proceedings.

The VIE arrangements

The following consolidated financial statement balances and amounts of the Company's VIEs and their subsidiaries and schools, were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions amongst the Company, its subsidiaries, its VIEs and VIEs’ subsidiaries and schools in the Group.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

(In U.S. dollars, except share and share related data or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

	As of February 28,	As of February 28,
	2017	2018

Cash and cash equivalents	$129,006,713	$194,021,200
Short-term investments	28,981,286	17,694,375
Prepaid expenses and other current assets	154,904,786	116,053,338
Total current assets	312,892,785	327,768,913
Property and equipment, net	120,949,643	206,568,630
Other non-current assets	392,352,040	681,906,652
Total assets	826,194,468	1,216,244,195
Deferred revenue-current	465,944,822	772,642,292
Accrued expenses and other current liabilities	127,137,865	225,639,430
Total current liabilities	593,082,687	998,281,722
Total non-current liabilities	27,789,961	42,507,122
Total liabilities	$620,872,648	$1,040,788,844

	For the year ended	For the year ended	For the year ended
	February 29,	February 28,	February 28,
	2016	2017	2018

Net revenues	$575,928,039	$978,290,610	$1,614,511,918
Net income	$175,088,200	$279,491,964	$378,974,597

	For the year ended	For the year ended	For the year ended
	February 29,	February 28,	February 28,
	2016	2017	2018

Net cash provided by operating activities	$204,092,962	$219,199,114	$325,798,178
Net cash used in investing activities	$(111,318,060)	$(298,626,732)	$(218,127,784)
Net cash used in financing activities	$(3,735,386)	$(24,331,967)	$(26,965,278)

As of February 29, 2016, February 28, 2017 and February 28, 2018, the balance of the amount payable by the VIEs and their subsidiaries and schools to TAL Beijing, Lebai Information or their designated affiliates related to the service fees was $17.9 million, $49.0 million and $60.3 million, respectively, and was eliminated upon consolidation. There are no consolidated VIEs' assets that are collateral for the VIEs' obligations and can only be used to settle the VIEs' obligation.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

(In U.S. dollars, except share and share related data or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

The following consolidated financial statement balances and amounts of the Company and its subsidiaries, excluding the Company's VIEs and VIEs' subsidiaries and schools, were included in the accompanying consolidated financial statements after the elimination of inter-company transactions and balances among the Company, its subsidiaries, its VIEs and VIEs’ subsidiaries and schools in the Group:

	As of February 28,	As of February 28,
	2017	2018

Cash and cash equivalents	$341,210,291	$517,497,891
Short-term investments	200,475,111	769,696,379
Prepaid expenses and other current assets	16,542,818	47,042,962
Total current assets	558,228,220	1,334,237,232
Property and equipment, net	33,357,075	40,697,218
Other non-current assets	411,126,188	463,380,435
Total assets	1,002,711,483	1,838,314,885
Deferred revenue-current	38,202,210	51,633,712
Accrued expenses and other current liabilities	35,855,446	83,471,607
Total current liabilities	74,057,656	135,105,319
Total non-current liabilities	453,111,316	238,201,519
Total liabilities	$527,168,972	$373,306,838

	For the year ended	For the year ended	For the year ended
	February 29,	February 28,	February 28,
	2016	2017	2018

Net revenues	$44,020,738	$64,809,045	$100,504,066
Net loss	$(72,332,000)	$(167,002,120)	$(184,312,090)

	For the year ended	For the year ended	For the year ended
	February 29,	February 28,	February 28,
	2016	2017	2018

Net cash (used in) / provided by operating activities	$(6,938,102)	$159,821,814	$359,494,367
Net cash used in investing activities	$(104,033,927)	$(219,638,616)	$(622,228,208)
Net cash (used in) / provided by financing activities	$(5,055,065)	$203,165,316	$455,115,774

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

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

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

(In U.S. dollars, except share and share related data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Consolidation of Variable Interest Entities - continued

By design, the contractual agreements provide TAL Beijing and Lebai Information with a right to receive benefits equal to substantially all of the net income of these entities, and thus under ASC 810, these agreements are considered variable interests. Subsequent to identifying any variable interests, any party holding such variable interests must determine if the entity in which the interest is held is a variable interest entity and subsequently which reporting entity is the primary beneficiary of, and should therefore consolidate the variable interest entity. Among other reasons, an entity is considered a variable interest entity if the holders of the equity investment at risk in the entity, as a group, lack any one of the following characteristics of a controlling financial interest:

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

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

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

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

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

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenue, costs, and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Significant accounting estimates reflected in the Group's consolidated financial statements include purchase price allocation relating to business acquisitions, valuation allowance for deferred tax assets, the useful lives of property and equipment and intangible assets, impairment of intangible assets, long-lived assets, goodwill and long term investments, fair value assessment of long-term investments and consolidation of variable interest entities.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

(In U.S. dollars, except share and share related data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments, which are unrestricted as to withdrawal or use, or have remaining maturities of three months or less when purchased.

Restricted cash

The Group's restricted cash is related to deposits required by PRC government authorities for establishing new schools and subsidiaries, cash deposit relating to potential acquisition and interest deposits in connection with the term and revolving facilities agreement.

Short-term investments

Short-term investments include wealth management products, which are mainly deposits with variable interest rates placed with financial institutions and are restricted as to withdrawal and use. The Group classifies the wealth management products as held-to-maturity securities. The original maturities of the short-term investments are greater than three months, but less than twelve months.

For investment products indexed to an underlying stock or stock market, the Group elects the fair value method to record them at fair value in accordance with ASC 825 Financial Instruments. Changes in the fair value are reflected in the consolidated statements of operations.

The Group's trading securities are comprised of investment portfolio with underlying securities publicly traded in active markets. The investments are reported at fair value and changes in the fair value are reflected in the consolidated statements of operations.

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

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

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

Where the consideration in an acquisition includes contingent consideration the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings.

In a business combination achieved in stages, the Group remeasures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the remeasurement gain or loss, if any, is recognized in the consolidated statements of operations.

Business combinations occurred during the year ended February 28, 2018 are disclosed in Note 3.

Acquired intangible assets, net

Acquired intangible assets other than goodwill consist of trade name and domain names, copyrights, student and user base, technology, partnership agreements, non-compete agreements, licenses, customer relationship, concession, school cooperation agreements and teaching materials, and are carried at cost, less accumulated amortization and impairment. Amortization of finite-lived intangible assets is computed using the straight-line method over the estimated useful lives. The amortization periods by intangible asset classes are as follows:

Trade name and domain names	3.0-10.4 years
Copyrights	3.0-5.5 years
Student and user base	1.3-7.0 years
Technology	5.0-6.0 years
Partnership agreements	2.6-4.5 years
Non-compete agreements	2.0-3.0 years
Licenses	1.7-5.0 years
Customer relationship	3.0-5.0 years
Concession	3.0-5.0 years
School cooperation agreements	5.0-6.4 years
Teaching materials	10.0 years

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

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

ASC 350-20 permits the Group to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. Absent from any impairment indicators, the Group performs its annual impairment test on the last day of each fiscal year.

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

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

(In U.S. dollars, except share and share related data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Long-term investments

The Group’s long-term investments consist of cost method investments, equity method investments, available-for-sale investments, fair value option investments and held-to-maturity investments.

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

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

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

Held-to-maturity investments

Long-term investments include wealth management products, which are mainly deposits with variable interest rates placed with financial institutions and are restricted as to withdrawal and use. The Group classifies the wealth management products as “held-to-maturity” securities. The original maturities of the investments are two years.

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

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

(In U.S. dollars, except share and share related data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value-continued

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

Fair value of financial instruments is disclosed in Note 14.

Revenue recognition

The Group recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured. Revenue is reported net of business tax, value added tax (“VAT”) and related surcharge.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

(In U.S. dollars, except share and share related data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition – continued

The primary sources of the Group's revenues are as follows:

(a)	Educational programs and services

The educational programs and services primarily consist of after-school group tutoring (including Xueersi small class, Mobby courses and Firstleap) and after-school one-on-one tutoring. Tuition revenue is generally collected in advance and is initially recorded as deferred revenue. Tuition revenue is recognized proportionately as the tutoring sessions are delivered. The revenue for educational programs and services for the years ended February 29, 2016, February 28, 2017 and February 28, 2018 are $585,046,737, $950,417,433 and $1,507,898,108, respectively.

Generally, for Xueersi small class courses, the Group offers refunds for any remaining classes to students who decide to withdraw from a course. The refund is equal to and limited to the amount related to the undelivered classes. For most Mobby courses, the Group offers refunds equal to and limited to the amount related to the undelivered classes to students who withdraw from a course, provided the course is less than two-third completed at the time of withdrawal. After two-third of the course is completed, no refund will be provided. For Firstleap, the Group offers refunds for any remaining classes to students who decide to withdraw from a course, provided the course is less than half completed at the time of withdrawal. After half of the course is completed, no refund will be provided. For personalized premium services, a student can withdraw at any time and receive a refund equal to and limited to the amount related to the undelivered classes. The refund is recorded as a reduction of the related deferred revenue and has no impact on recognized revenue. Historically, the Group has not experienced material refunds on recognized revenue, and as such, no accrual for estimated refunds is deemed necessary.

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

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

(In U.S. dollars, except share and share related data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition – continued

(b)	Online education services through www.xueersi.com

The online education services provided by the Group through www.xueersi.com to its students include live class and pre-recorded course content and the revenue for the years ended February 29, 2016, February 28, 2017 and February 28, 2018 are $24,710,561, $48,878,453 and $120,719,041, respectively.

Students enroll for online courses through www.xueersi.com by the use of prepaid study cards or payment to the Group's online accounts. The proceeds collected are initially recorded as deferred revenue. For live class courses, revenues are recognized proportionately as the tutoring sessions are delivered. For pre-recorded course content, revenues are recognized on a straight line basis over the subscription period from the date in which the students activate the courses to the date in which the subscribed courses end. Refunds are provided to the students who decide to withdraw from the subscribed courses within the course offer period and a proportional refund is based on the percentage of untaken courses to the total courses offered. Historically, the Group has not experienced material refunds on the recognized revenue, and as such, no accrual for estimated refunds is deemed necessary.

(c)	Others

Other revenues are primarily derived from 1) advertising services provided on the Group's online platforms; 2) educational materials sales; and 3) consulting service and test preparation courses related to overseas study. Revenue is recognized after a contract is signed, the price is fixed or determinable, services or products are delivered and collection is reasonably assured. Other revenues for the years ended February 29, 2016, February 28, 2017 and February 28, 2018 are $10,191,479, $43,803,769 and $86,398,835, respectively.

Share-based compensation

Share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument and recognized as compensation expense on a straight-line basis over the requisite service period, with a corresponding impact reflected in additional paid-in capital. Forfeitures are recognized as they occur.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

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

The Group's online education services and inter-company technical services are subject to VAT at the rate of 6% of revenue for general VAT payer and hence Beijing Xintang Sichuang, TAL Beijing, Xueersi Education and Yidu Huida are deemed as general VAT payer at the rate of 6% since September 2012. Zhixuesi Beijing was deemed as general VAT payer at the rate of 6% since August 2013 and elects a simple VAT collection method since November 2016. Xinxin Xiangrong and Pengxin TAL are deemed general VAT payers at the rate of 6% since June 2015 and May 2016, respectively. Yizhen Xuesi was deemed as general VAT payer at the rate of 6% since November 2016.

Xueersi Education enjoys VAT exemption for book sales from February 2014 to December 2017. Since January 2018, it is subject to a VAT rate of 17% for its book sales.

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

Advertising costs

The Group expenses advertising costs as incurred. Total advertising costs incurred were $2,637,778, $5,331,088 and $22,474,379 for the years ended February 29, 2016, February 28, 2017 and February 28, 2018, respectively, and have been included in selling and marketing expenses in the consolidated statements of operations.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

(In U.S. dollars, except share and share related data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Government subsidies

The Group reports government subsidies as other income when received from local government authority with no limitation on the use of the subsidies. The Group receives government subsidies related to government sponsored projects and records such government subsidies as a liability when it is received and records it as other income when the performance obligation is met or fulfilled.

Government subsidies received totaled $3,301,463, $3,107,229 and $4,559,849 for the years ended February 29, 2016, February 28, 2017 and February 28, 2018, respectively. The Group recorded $3,327,169, $3,113,877 and $4,650,059 government subsidies as other income for the years ended February 29, 2016, February 28, 2017 and February 28, 2018, respectively.

Foreign currency translation

The functional and reporting currency of the Company is the United States dollar. The functional currency of the Company's PRC subsidiaries, VIEs and VIEs' subsidiaries and schools in the PRC is Renminbi (“RMB”).

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the year are converted into the functional currencies at the applicable rates of exchange prevailing at the transaction dates. Transaction gains and losses are recognized in the consolidated statements of operations. For the years ended February 29, 2016, February 28, 2017 and February 28, 2018, the Group recorded exchange loss of $5,186,540, $1,288,132 and exchange gain of $3,323,723, respectively, in other expense/income in the consolidated statements of operations.

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

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

(In U.S. dollars, except share and share related data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents, and restricted cash of the Group included aggregate amounts of $316,351,713 and $466,721,083 as of February 28, 2017 and February 28, 2018, respectively, which were denominated in RMB.

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

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

(In U.S. dollars, except share and share related data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Comprehensive income

Comprehensive income includes net income, unrealized gain or loss on available-for-sale investments, and foreign currency translation adjustments. Comprehensive income is reported in the consolidated statements of comprehensive income.

Concentration of credit risk

Financial instruments that potentially expose the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, short-term investments and restricted cash. The Group places its cash and cash equivalents, short-term investments and restricted cash in financial institutions with high credit ratings.

Financial instruments

The Group's financial instruments consist primarily of cash and cash equivalents, restricted cash, short-term investments, long-term investments accounted for available-for-sale investments, fair value option  investments and held-to-maturity investments, amounts due from related parties and amounts due to related parties, accounts payable, income tax payable, long-term debt and bond payable. The Group carries its available-for-sale investments and fair value option investments at fair value. The carrying amount of long-term debt approximates fair value as its interest rates are at the same level of current market yield for comparable debts. The carrying amounts of other financial instruments, except for bond payable and long-term held-to-maturity investments, approximate their fair values because of their generally short maturities. The bond payable and long-term held-to-maturity investments are recorded at amortized cost.

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

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

(In U.S. dollars, except share and share related data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements adopted

In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The new guidance simplifies certain aspects related to income taxes, statement of cash flows, and forfeitures when accounting for share-based payment transactions. Certain of the amendments related to timing of the recognition of tax benefits and tax withholding requirements should be applied using a modified retrospective transition method. Amendments related to the presentation of the statement of cash flows should be applied retrospectively. All other provisions may be applied on a prospective or modified retrospective basis. For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The Group adopted this standard on March 1, 2017 and has elected to account for forfeitures as they occur rather than applying an estimated forfeiture rate to share-based compensation expense. The adoption did not have a material impact on the Group’s financial position or results of operations. However, the retrospective application of cash paid for employee taxes on withheld shares from share-based awards resulted in a $9,436,440 and $19,463,487 reclassification of these cash outflows from operating activities to financing activities on our consolidated statements of cash flows for the years ended February 29, 2016 and February 28, 2017, respectively.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

(In U.S. dollars, except share and share related data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” ASU 2014-09 requires revenue recognition to depict the transfer of goods or services to customers in an amount that reflects the consideration that a company expects to be entitled to in exchange for the goods or services. To achieve this principle, a company must apply five steps including identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations, and recognizing revenue when (or as) the company satisfies the performance obligations. Additional quantitative and qualitative disclosure to enhance the understanding about the nature, amount, timing, and uncertainty of revenue and cash flows is also required. ASU 2014-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. In April 2016, the FASB issued ASU 2016-10, “Identifying Performance Obligations and Licensing.” ASU 2016-10 clarifies the following two aspects of ASU 2014-09: identifying performance obligations and licensing implementation guidance. The effective date of ASU 2016-10 is the same as the effective date of ASU 2014-09.

The Group expects to adopt ASU 2014-09 utilizing the modified retrospective method in the first quarter of fiscal year 2019. The Group has substantially completed an assessment of the impacts of the new standard to its existing portfolio of customer contracts. The Group does not believe the adoption of ASU 2014-09 would have a material effect on its current revenue recognition policies, except that it will be required to assess variable consideration included in its consulting service related to overseas study over the expected service period. The Group has also identified a provision under the new standard in relation to the incremental cost, commission fees, of obtaining a contract and will make judgments and estimates throughout the applicable periods. Certain additional financial statement disclosure are mandated by the new standard including disclosure of contract assets and contract liabilities as well as a disaggregated view of revenue.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

(In U.S. dollars, except share and share related data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

In January 2016, the FASB issued a new pronouncement ASU 2016-01 Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The ASU requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. The ASU also requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments.

ASU 2016-01 was further amended in February 2018 by ASU 2018-03, “Technical Corrections and Improvements to Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities”. This update was issued to clarify certain narrow aspects of guidance concerning the recognition of financial assets and liabilities established in ASU 2016-01. This includes an amendment to clarify that an entity measuring an equity security using the measurement alternative may change its measurement approach to a fair valuation method in accordance with Topic 820, Fair Value Measurement, through an irrevocable election that would apply to that security and all identical or similar investments of the same issued.

ASU 2016-01 and ASU 2018-03 are effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The new guidance permits early adoption of the own credit provision. Adoption of the amendment must be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, except for amendments related to equity instruments that do not have readily determinable fair values which should be applied prospectively. The Group will apply the new standard beginning March 1, 2018. For investments in equity securities without readily determinable fair values, the Group will elect to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes. The Group anticipates that the adoption of ASU 2016-01 may increase the volatility of its other (expense)/income, as a result of the remeasurement of its equity securities upon the occurrence of observable price changes.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

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

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements. This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. This Accounting Standards Update affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. All entities may adopt the amendments in this Update through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Group is evaluating the impact of the adoption of this standard on its consolidated financial statements.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

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

In January 2017, the FASB issued ASU 2017-04: Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. To simplify the subsequent measurement of goodwill, the Board eliminated Step 2 from the goodwill impairment test. Under the amendments in this Update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity should apply the amendments in this Update on a prospective basis. An entity is required to disclose the nature of and reason for the change in accounting principle upon transition. A public business entity should adopt the amendments in this Update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group is in the process of evaluating the impact of the Update on its consolidated financial statements.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

(In U.S. dollars, except share and share related data or otherwise noted)

3.	BUSINESS ACQUISITION

Business acquisitions in fiscal year 2018:

During the year ended February 28, 2018, the Group made several business acquisitions. Each acquisition has been recorded using the acquisition method of accounting, and accordingly, the acquired assets and liabilities assumed were recorded at their fair value at the date of acquisition. The results of these acquired entities' operations have been included in the consolidated financial statements since the date of acquisitions. Goodwill primarily represents the expected synergies from combining the acquired businesses with the business of the Group.

The total consideration of business acquisitions made during the year ended February 28, 2018, included cash totaling $16,164,599, of which $15,865,789 had been paid during fiscal year 2018. The intangible assets and goodwill acquired and noncontrolling interest arised from these business acquisitions were $5,781,566, $12,621,874 and $3,642,544, respectively. The purchase price allocation was determined by the Group with the assistance of an independent valuation appraiser.

The results of operations for all these acquired entities have been included in the Group’s consolidated financial statements from their respective acquisition dates. The acquired goodwill is not deductible for tax purposes.

The following summarized unaudited pro forma results of operations for the years ended February 28, 2017 and February 28, 2018 assuming that these acquisitions during the year ended February 28, 2018 occurred as of March 1, 2016. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred as of March 1, 2016, nor is it indicative of future operating results.

	For the years ended
	February 28,
	2017	2018
	(Unaudited)	(Unaudited)

Pro forma net revenues	$1,043,717,568	$1,715,774,242
Pro forma net income attributable to TAL Education Group	$115,054,921	$198,105,115
Pro forma net income per share - basic	$0.71	$1.13
Pro forma net income per share - diluted	$0.65	$1.03

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

(In U.S. dollars, except share and share related data or otherwise noted)

3.	BUSINESS ACQUISITION - continued

Business acquisitions in fiscal year 2017:

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

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

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

In November 2016, the Group acquired additional 14% interest in Shunshun Bida with a total cash consideration of $16,310,319 from a noncontrolling interest holder. This was accounted for as an equity transaction and as a result, the Group holds 80% equity interest of Shunshun Bida.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

(In U.S. dollars, except share and share related data or otherwise noted)

3.	BUSINESS ACQUISITION - continued

Business acquisitions in fiscal year 2017-continued:

Acquisition of Guangzhou after-school one-on-one tutoring business component (“Guangzhou Tutoring”)

In November 2016, the Group surrendered a portion of Series C convertible redeemable preferred shares of Changing Education Inc. (“Changing”) in exchange for Guangzhou Tutoring valued at $50 million, which was formerly a component of the Group and disposed to Changing in part of the Group's investment on Series C convertible redeemable preferred shares in August 2015.

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

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

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

The purchase price allocation, as disclosed, was determined by the Group with the assistance of an independent valuation appraiser. The fair value of the purchased intangible assets was measured by using the “income approach-excess earnings”, “relief from royalty” and “cost method” valuation methods.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

(In U.S. dollars, except share and share related data or otherwise noted)

4.	SHORT-TERM INVESTMENTS

Short-term investments consisted of the following:

	As of	As of
	February 28,	February 28,
	2017	2018

Held-to-maturity investments (1)	$171,703,197	$718,541,370
Variable-rate financial instruments (2)	57,753,200	18,223,768
Trading securities (3)	-	50,625,616
	$229,456,397	$787,390,754

(1)	The Group purchased wealth management products from financial institutions in China and classified them as held-to-maturity investments as the Group has the positive intent and ability to hold the investments to maturity. The maturities of these financial products range from three months to twelve months. The Group estimated that their fair value approximate their amortized costs.

(2)	The Group purchased several investment products indexed to certain stock or stock markets with maturities less than one year. The Group accounted for them at fair value and recorded a loss of $1,246,800 and a gain of $50,570 resulting from changing in fair value for the years ended February 28, 2017 and February 28, 2018, respectively.

(3)	The Group accounted for its investment in trading securities at fair value and recorded a gain of $625,616 resulting from changing in fair value for the year ended February 28, 2018.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

(In U.S. dollars, except share and share related data or otherwise noted)

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of	As of
	February 28,	February 28,
	2017	2018

Prepaid rental	$16,550,792	$29,813,900
Prepayments to suppliers (1)	36,763,795	47,633,175
Interest receivable	4,347,655	8,655,362
Staff advances (2)	2,680,725	7,003,759
Loan to employees (3)	4,095,974	5,459,861
Other deposits	1,923,303	2,577,362
Prepaid VAT	390,253	2,625,726
Study cards and book receivables	1,146,482	4,290,979
Receivable from rendered online advertising services	6,828,823	9,326,072
Receivable from an available-for-sale investment investee (4)	81,099,081	-
Loans to third-parties (5)	-	5,530,973
Receivables of withoholding tax from employees for option exercise proceeds	-	3,627,779
Others	4,395,940	6,690,925
	$160,222,823	$133,235,873

(1)	Prepayments to suppliers are primarily for student recruitment services, advertising fees and server hosting fees. Student recruitment service fees are prepaid by the Group's study abroad business to recruitment agencies. Such prepayments are generally short-term and refundable if performance condition is not met.

(2)	Staff advances are provided to employees primarily for traveling, office expenses and other expenditures which are subsequently expensed as incurred.

(3)	The Group offers housing benefit plan to employees who have been employed by the Group for three years or more and met certain performance criteria. Under this benefit plan, the eligible employees receive interest-free loans for purposes of home purchases. Each loan has a term of four years and must be repaid by equal annual installments.

(4)	One of the Group's domestic investees was in the process of terminating its VIE structure as of February 28, 2017, as part of its domestic IPO plan. To facilitate the restructuring, the Group has provided prepayment to the investee in fiscal year 2017 and fully collected the amount in fiscal year 2018.

(5)	Loans to third-parties are generally mature in less than one year. Upon the maturity of the loans, they will be settled through repayment or conversion to equity interests of the borrowers at the Group's discretion.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

(In U.S. dollars, except share and share related data or otherwise noted)

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of	As of
	February 28,	February 28,
	2017	2018

Building	$58,823,576	$63,127,019
Leasehold improvement	96,232,807	187,585,900
Computer, network equipment and software	55,431,263	91,550,062
Vehicles	627,190	706,695
Office equipment and furniture	12,721,964	26,602,951
Total cost of property and equipment	223,836,800	369,572,627
Less: accumulated depreciation	(69,530,082)	(122,306,779)
	$154,306,718	$247,265,848

For the years ended February 29, 2016, February 28, 2017 and February 28, 2018, depreciation expenses were $18,156,263, $28,934,491 and $50,907,175, respectively.

7.	INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of	As of
	February 28,	February 28,
	2017	2018

Trade name and domain names	$23,873,013	$25,049,779
Copyrights	1,648,532	1,839,680
Student and user base	10,361,994	10,361,994
Technology	3,179,688	6,247,451
Partnership agreement	349,783	1,437,974
Non-compete agreements	306,268	1,036,688
Licenses	297,861	5,347,836
Customer relationship	4,130,543	4,136,337
Concession	404,523	404,523
School cooperation agreements	3,419,696	3,419,696
Teaching materials	516,544	516,544
Total cost of intangible assets	48,488,445	59,798,502
Less: accumulated amortization	(9,780,439)	(18,087,362)
Less: impairment loss	-	(357,762)
Add: foreign exchange difference	(741,198)	2,151,402
	$37,966,808	$43,504,780

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

(In U.S. dollars, except share and share related data or otherwise noted)

7.	INTANGIBLE ASSETS, NET - continued

Domain names, copyrights and licenses were acquired from third parties and the rest of intangible assets were recorded as a result of business acquisitions.

The Group recorded amortization expense of $1,026,761, $4,627,306 and $8,306,923 for the years ended February 29, 2016, February 28, 2017 and February 28, 2018, respectively.

Estimated amortization expense of the existing intangible assets for the next five years is $9,330,694, $9,140,874, $8,315,702, $5,440,963 and $3,873,251, respectively.

The impairment loss on acquired intangible assets was $nil, $nil and $357,762 for the years ended February 29, 2016, February 28, 2017 and February 28, 2018, respectively.

8.	GOODWILL

Changes in the carrying amount of goodwill for the years ended February 28, 2017 and February 28, 2018 consisted of the following:

	As of	As of
	February 28,	February 28,
	2017	2018

Beginning balance	$88,546,783	$268,686,951
Addition (Note 3)	184,580,094	12,621,874
Impairment	(1,524,266)	(1,524,266)
Exchange difference	(4,439,926)	11,597,570
Goodwill, net	$267,162,685	$291,382,129

The Group did not incur impairment loss on goodwill for the years ended February 29, 2016, February 28, 2017 and February 28, 2018.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

(In U.S. dollars, except share and share related data or otherwise noted)

9.	LONG-TERM INVESTMENTS

Long-term investments consisted of the following:

	As of	As of
	February 28,	February 28,
	2017	2018

Cost method investments
Minerva Project, Inc. (1)	$18,000,003	$18,000,003
Knewton, Inc. (2)	11,582,167	11,582,167
Other cost method investments (3)	9,163,228	19,078,782
Equity method investments
Phoenix E-Learning Corporation (4)	24,157,270	24,660,475
Beijing Haoweilai Gongying Investment Center, LLP (“Gongying Fund”) (5)	3,758,732	4,374,725
Shenzhen Youban Technology Company Limited (“Shenzhen Youban”) (6)	5,783,156	21,418,825
Shanghai Xiaoxin Information Technology Company Limited (“Shanghai Xiaoxin”) (7)	3,400,968	10,397,823
GSV Acceleration Fund I, L.P. (“GSV Fund”) (8)	4,001,335	8,329,070
Hangzhou Feizhu Technology Company Limited (“Hangzhou Feizhu”) (9)	-	11,163,616
Other equity method investments (10)	22,051,227	62,816,770
Fair value option investments (11)	10,158,514	7,786,000
Available-for-sale investments (11)	235,675,844	322,777,769
Held-to-maturity investments (12)	-	75,219,750
Total	$347,732,444	$597,605,775

(1)	In October 2014, the Group acquired minority equity interest in Minerva Project, Inc., a Delaware corporation that is committed to providing an exceptional and accessible liberal arts and sciences education for future leaders and innovators across all disciplines. The total consideration was $18,000,003. The Group applied cost method to account for the investment due to lack of ability to exercise significant influence and reviewed the investment for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. As of February 28, 2018, no impairment loss has been recorded in regard to the investment.

(2)	In January 2016, the Group acquired minority equity interest in Knewton, Inc., a company in adaptive learning incorporated in Delaware with total cash consideration of $5,000,001. In March 2016, the Group acquired additional minority equity interest in Knewton, Inc. with total cash consideration of $6,582,166. The Group applied cost method to account for the investment due to lack of ability to exercise significant influence and reviewed the investment for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. As of February 28, 2018, no impairment loss was recorded in regard to the investment.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

(In U.S. dollars, except share and share related data or otherwise noted)

9.	LONG-TERM INVESTMENTS - continued

(3)	The Group holds equity interests in several third-party private companies through investments in their common shares or in-substance common shares where these equity interests are generally less than 10%. The Group accounts for these investments under the cost method as the Group has no ability to exercise significant influence over the investees. The Group recorded $nil, $1,269,611 and $nil impairment loss during the fiscal years ended February 29, 2016, February 28, 2017 and February 28, 2018, respectively.

(4)	In December 2015, the Group invested $30,000,000 to acquire 32% equity interest of Phoenix E-Learning Corporation, which operates zxxk.com, an online educational platform serving the public school system in China. The Group has the ability to exercise significant influence but does not have control over the investee and used the equity method to account for the investment. The Group accounts for its investment in Phoenix E-Learning Corporation on a one quarter lag basis as the financial statements of this investee cannot be made available within a reasonable time.

(5)	In May 2016, the Group and two third-parties which are related parties (“third party group”), established Gongying Fund, a limited liability partnership focusing on investing in private education companies. The Group and the third party group owns 20% and 80% equity interest of Gongying Fund, respectively. They are co-general partners of Gongying Fund. Gongying Fund’s scale is RMB259.0 million (equivalent to $37.7 million) that the Group and the third party group have committed to invest RMB51.6 million (equivalent to $7.5 million) and RMB207.4 million (equivalent to $30.2 million), respectively. As of February 28, 2018, both parties have fulfilled half of their respective capital commitment to Gongying Fund. The Group and the third party committed to invest the remaining portion upon the capital call of Gongying Fund.

All investment decisions made by Gongying Fund have to be approved by both parties. The Group has the ability to exercise significant influence but does not have control over Gongying Fund due to the other partner’s substantive participating rights, and thereby used the equity method to account for the investment.

In fiscal year 2017, Gongying Fund invested RMB70 million (equivalent to $10.2 million) to purchase minority equity interests of two privately held education companies.

(6)	In September 2015, the Group acquired 20% equity interest in Shenzhen Youban, which is mainly engaged in the development of online early education mobile application. In July 2017, the Group acquired additional equity interest and as a result, the Group held 28% equity interest as of February 28, 2018. The Group has the ability to exercise significant influence but does not have control over the investee and used the equity method to account for the investment.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

(In U.S. dollars, except share and share related data or otherwise noted)

9.	LONG-TERM INVESTMENTS - continued

(7)	In November 2016, the Group acquired 25% equity interest in Shanghai Xiaoxin, which is mainly engaged in the development of communication tools between teachers and students. In October 2017, the Group acquired additional 14.7% equity interest in Shanghai Xiaoxin. The Group has the ability to exercise significant influence but does not have control over the investee and used the equity method to account for the investment.

(8)	For the years ended February 28, 2017 and 2018, the Group paid $3.4 million and $7.7 million capital commitment to GSV Fund, respectively. The Group committed to invest the remaining portion upon the capital call of GSV Fund. The Group is one of the limited partners and has the ability to exercise significant influence but does not have control over the investee and used the equity method to account for the investment.

(9)	In November 2017, the Group acquired 32.8% equity interest in Hangzhou Feizhu, which is mainly engaged in online English learning. The Group has the ability to exercise significant influence but does not have control over the investee and used the equity method to account for the investment.

(10)	The Group holds 4.8% to 39.7% equity interests in several third-party private companies through investments in their common shares or in-substance common shares. Majority of the long-term investments are engaged in online education services. The Group accounts for these investments under the equity method because the Group has the ability to exercise significant influence but does not have control over the investees.

The Group recorded $5,622,221, $757,591 and $409,229 impairment loss for its equity method investments during the fiscal years ended February 29, 2016, February 28, 2017 and February 28, 2018, respectively.

(11)	Please refer to Note 14(a) fair value option investments and available-for-sale investments for details.

(12)	The Group purchased wealth management products from financial institutions in China and classified them as held-to-maturity investments as the Group has the positive intent and ability to hold the investments to maturity. The maturities of these financial products was two years and recorded at amortized cost. The Group estimated that their fair value approximate their carrying amount.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

(In U.S. dollars, except share and share related data or otherwise noted)

10.	LONG-TERM PREPAYMENTS AND OTHER NON-CURRENT ASSETS

Long-term prepayments and other non-current assets consisted of the following:

	As of	As of
	February 28,	February 28,
	2017	2018

Long-term prepayments (1)	$59,293,208	$96,641,852
Loan to employees (2)	10,999,053	11,022,250
Loan receivable (3)	18,027,010	20,875,534
Other non-current assets (4)	7,788,646	9,650,217
	$96,107,917	$138,189,853

(1)	As of February 28, 2017 and February 28, 2018, the Group made prepayments to acquire equity interests in several third-party companies.

(2)	Please see Note 5(3) for details of loan to employees.

(3)	In October 2016, the Group provided a long-term loan to a third party. The principal amount is $17,591,858 (equivalent to RMB120,794,490) with the interest rate of 7.98% per annum. Interest income of $435,152 and $1,786,645 was accrued for the years ended February 28, 2017 and February 28, 2018, respectively. The loan principal and all interests will be received upon maturity on October 16, 2022. The third party pledged its equity interest in a privately-held education company to the Group to guarantee the loan principal and interests.

(4)	As of February 28, 2017 and February 28, 2018, other non-current assets were primarily made up of prepayment for property and equipment and the unamortized debt issuance costs to be amortized beyond one year associated with the facilities under the long-term debt as disclosed in Note 13.

The Group recognized $317,523, $nil and $260,244 impairment loss of long-term prepayments and other non-current assets during the fiscal years ended February 29, 2016, February 28, 2017 and February 28, 2018, respectively.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

(In U.S. dollars, except share and share related data or otherwise noted)

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of	As of
	February 28,	February 28,
	2017	2018

Accrued employee payroll and welfare benefits	$79,867,924	$135,366,042
Amounts due to employees for stock sales proceeds	-	24,140,789
Other taxes payable	13,769,327	22,868,616
Accrued employee annual bonus	5,956,144	9,969,633
Accrued operating expenses	1,564,149	8,458,150
Payable for investments and acquisitions	1,807,584	5,111,313
Professional service fee payable	230,098	3,280,294
Payable for acquisitions of intangible assets	-	1,766,650
Interest payable	2,999,801	1,451,264
Examination enrollment fees collected on behalf of contests organizers	755,054	828,385
Others	9,880,209	15,881,167
Total	$116,830,290	$229,122,303

12.	BOND PAYABLE

On May 21, 2014, the Company issued $230,000,000 in aggregate principal amount of convertible bond due on May 15, 2019 (“the Bond”), unless earlier repurchased, converted or redeemed. The Bond bears interest at a rate of 2.5% per year, payable semiannually in arrears on May 15 and November 15 of each year, beginning on November 15, 2014.

The net proceeds from the Bond, after deducting the issuance costs, were $224,722,942. The Company has accounted for the Bond as a single instrument as bond payable. The value of the Bond is measured by the cash received. As of February 28, 2018, the fair value of the bond payable is $96,054,582, which is determined based on the quoted price in an active market (Level 1). Interest expense of $7,539,778 and $2,464,804 were recognized for the years ended February 28, 2017 and February 28, 2018, respectively.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

(In U.S. dollars, except share and share related data or otherwise noted)

12.	BOND PAYABLE - continued

The debt issuance costs of $5,277,058 were recorded as a reduction of the bond payable and amortized using the effective interest method over the period from issuance date to the earliest redemption date, May 15, 2017.

Effective on August 16, 2017, the Company adjusted the ratio of its American Depositary Shares (“ADSs”) to Class A common shares from one ADS representing two Class A common shares to three ADSs representing one Class A common shares. The information disclosed below have been given effect to the foregoing ADS to share ratio change (“Ratio Change”). In addition, as disclosed in Note 25, the Company declared and paid a cash dividend, which triggered the conversion adjustment provisions of the Bond.

In connection with the issuance of the Bond, the Company entered into capped call transactions (each a “Capped Call Transaction”) with three initial purchasers or their affiliates by purchasing 52,712,642 options, which is the number of adjusted ADS issuable upon conversion of the Bond in full, for $22,885,000. The Capped Call Transactions are expected generally to reduce the potential dilution to the Class A common shares and ADSs upon conversion of the Bond. The strike price of the Capped Call Transactions corresponds to the adjusted conversion price of the Bond and the cap price currently is $5.87 per ADS and has been adjusted under the terms of the Capped Call Transactions. The Capped Call Transactions will terminate upon the maturity date of the Bond and will be settled in net ADSs unless the Group elected the cash settlement method. The Group accounted for the capped call transactions as equity transactions and recorded the $22,885,000 purchase price as a deduction of additional paid in capital.

The main terms of the Bond are summarized as follows:

Conversion

The Bond are convertible into the Company’s ADSs, at the option of the holders, in integral multiples of $1,000 principal amount, at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date. The conversion rate equals 229.1856 ADSs per $1,000 principal amount of the Bond, which represents the adjusted conversion price of $4.36 per ADS. During the years ended February 28, 2017 and February 28, 2018, certain bond holders converted their bonds with carrying amount of $4,501,000 and $214,424,000 to 1,027,386 and 49,142,340 ADSs, respectively. Fractional ADSs were settled in cash.

Redemption

The Company does not have the right to redeem the Bond prior to maturity except for certain circumstances involving changes in the tax laws for the relevant tax jurisdiction. Holders of the Bond have the right to require the Company to repurchase in cash all or part of their Bond on May 15, 2017 or upon the occurrence of certain fundamental changes at a repurchase price equal to 100% of the principal amount of the Bond to be repurchased, plus any accrued and unpaid interest to, but excluding, the repurchase date.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

(In U.S. dollars, except share and share related data or otherwise noted)

13.	LONG-TERM DEBT

On June 30, 2016, the Company entered into a three-year $400,000,000 term and revolving facilities agreement (the “Facilities Agreement”) with a group of arrangers led by Deutsche Bank AG, Singapore Branch. The facilities, a $225,000,000 three-year bullet maturity term loan and a $175,000,000 three-year revolving facility, are priced at 250 basis points over LIBOR. The interest is payable on a quarterly basis. The Company also paid commitment fee of 0.75% per annum based on the undrawn portion of the facilities for the period commencing on the commitment fee accrual commencement date to the end of the availability period applicable to the facilities. The use of proceeds of the facilities are for general corporate purposes.

The debt issuance cost of $12,000,000 was recorded as long-term prepayment and amortized over the period from June 30, 2016 to June 30, 2019, the termination date of the Facilities Agreement.

The Facilities Agreement contains financial covenants on the Group’s tangible net worth, interest cover and leverage, and also it has acceleration clauses about the occurrence of an event of default. The Company is required to maintain restricted cash equivalent to a three-month period of interest expense for the duration of the Facilities Agreement.

As of February 28, 2017 and February 28, 2018, the Company had drawn down $225,000,000 three-year bullet maturity term loan under the facility commitment. In connection with the facilities agreement, the Company entered into three interest rate swap agreements, of which the notional amount is $30,000,000, $30,000,000 and $50,000,000, respectively. Pursuant to the interest rate swap agreements, the loans will be settled with a fixed annual interest rate of 3.46%, 4.10% and 4.14% respectively, during the respective term of the loans.

The interest rate swap agreements meet the definition of a derivative in accordance with ASC815. The fair value and the change in fair value of the derivatives related to the interest rate swap agreements were insignificant for the years ended February 28, 2017 and February 28, 2018.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

(In U.S. dollars, except share and share related data or otherwise noted)

14.	FAIR VALUE

(a)	Assets and liabilities measured at fair value on a recurring basis

The Group measured certain long-term investments at fair value on a recurring basis as of February 28, 2017 and February 28, 2018.

Fair value option investments

The Group accounted for its investments in two third-party companies using the fair value option which is how management assesses the return on these investments. Changes in fair value are reflected in the consolidated statement of operations.

	As of	As of
	February 28,	February 28,
	2017	2018

Fair value option investments
Long-term investment in a third-party online education company (1)	$3,062,191	$-
Long-term investment in a third-party technology company (2)	7,096,323	7,786,000
	$10,158,514	$7,786,000

(1)	In February 2013, the Group acquired 16.85% equity interest in a third-party online education company with a total cash consideration of $3,080,000. The equity interest was acquired through the Group's purchase of its convertible redeemable preferred shares. The Group disposed all its equity interest in this online education company to a third party and recognized a gain of $5,846,737 in fiscal year 2018.

(2)	In August 2014, the Group acquired 4.76% equity interest in a third-party technology company with a total cash consideration of $5,000,000. The equity interest was acquired through the Group's purchase of its convertible redeemable preferred shares. The fair value change of the investment was an increase of $nil and $274,711 in fiscal years 2017 and 2018, respectively.

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

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

(In U.S. dollars, except share and share related data or otherwise noted)

14.	FAIR VALUE - continued

(a)	Assets and liabilities measured at fair value on a recurring basis - continued

Fair value option investments - continued

For the years ended February 29, 2016, February 28, 2017 and February 28, 2018, the changes in the carrying amounts of long-term investments measured using the fair value option on a recurring basis were as follows:

Balance as of February 28, 2015	$9,282,000
Changes in fair value	1,265,852
Foreign exchange difference	(24,852)
Balance as of February 29, 2016	$10,523,000
Foreign exchange difference	(364,486)
Balance as of February 28, 2017	$10,158,514
Changes in fair value	6,250,878
Disposal	(9,038,358)
Foreign exchange difference	414,966
Balance as of February 28, 2018	$7,786,000

Available-for-sale investments

The Group accounted for the following investments as debt securities and classified as available-for-sale investments, which were measured subsequently at fair value in the balance sheet and unrealized holding gains and losses were reported in other comprehensive income.

	As of	As of
	February 28,	February 28,
	2017	2018

Available-for-sale investments in:
BabyTree Inc. (3)	$98,216,000	$121,624,368
Guokr Corporation Limited (4)	15,745,000	15,745,000
Changing (5)	65,623,000	93,571,000
Shanghai Zhengda Ximalaya Technology Company Limited (“Ximalaya”) (6)	9,466,249	15,994,153
Know Box Limited (7)	4,660,307	20,627,000
Other third-party companies (8)	41,965,288	55,216,248
	$235,675,844	$322,777,769

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

(In U.S. dollars, except share and share related data or otherwise noted)

14.	FAIR VALUE - continued

(a)	Assets and liabilities measured at fair value on a recurring basis - continued

Available-for-sale investments - continued

(3)	In January 2014, the Group acquired minority equity interests in BabyTree Inc. by purchasing its Series E convertible redeemable preferred shares with a total cash consideration of $23,475,000. BabyTree Inc. is an online parenting community and an online retailer of maternity and kids products. The fair value change of the investment was an increase of $72,799,000 and $26,192,398 in fiscal years 2017 and 2018, respectively.

In fiscal year 2018, the Group sold part of the equity interest in Babytree Inc. to Gongying Fund and recognized $3,043,589 disposal gain.

(4)	In October 2014, the Group acquired minority equity interests in Guokr Corporation Limited by purchasing its Series C convertible redeemable preferred shares with a total cash consideration of $15,000,000. Guokr Corporation Limited was incorporated in the Cayman Islands and is an open and diverse interest community that provides interesting science and technology content. The fair value change of the investment was both $nil in fiscal years 2017 and 2018, respectively.

(5)	In April and August 2015, the Group acquired 30% equity interest in aggregate in Changing, which operates a customer-to-customer mobile tutoring platform in China. The equity interest was acquired through the Group's purchase of its Series B+ and Series C convertible redeemable preferred shares.

In fiscal year 2017, the Group entered into agreements with Changing and its founders to

a)	Purchase a portion of ordinary shares from one of Changing’s founders with cash consideration of $4,825,000. Immediately after, Changing replaced these ordinary shares held by the Group with Series B+ convertible redeemable preferred shares at no additional costs.
b)	Surrender a portion of Series C convertible redeemable preferred shares to Changing in exchange for the Guangzhou Tutoring, which was previously disposed in fiscal year 2016. Please refer to Note 3 and Note 15 for details.
c)	Purchase a portion of Series C convertible redeemable preferred shares of Changing with total cash consideration of $17,861,744, of which $12,171,744 was paid in fiscal year 2017.

The above three transactions were discrete and separately accounted for. In fiscal year 2018, the Group acquired minority equity interests in Changing by purchasing its Series D convertible redeemable preferred shares with a total cash consideration of $15,000,000. An increase of change in fair value of the investment in Changing amounted to $1,400,256 and $12,948,000 in fiscal years 2017 and 2018, respectively.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

(In U.S. dollars, except share and share related data or otherwise noted)

14.	FAIR VALUE - continued

(a)	Assets and liabilities measured at fair value on a recurring basis – continued

Available-for-sale investments - continued

(6)	In August 2016, the Group acquired minority equity interests in Ximalaya, an online Frequency Modulation (“FM”) radio platform, by purchasing its Series C+ convertible redeemable preferred shares with a total cash consideration of $9,466,249. The fair value change of the investment was an increase of $nil and $5,722,345 in fiscal years 2017 and 2018, respectively.

(7)	In July 2015, the Group acquired minority equity interests in Know Box Limited, an online platform for the interaction between teachers and students, by purchasing its Series A convertible redeemable preferred shares with a total cash consideration of $4,660,307. During the fiscal year 2018, the Group acquired additional minority equity interests in Know Box Limited by purchasing its Series B and C convertible redeemable preferred shares with a total cash consideration of $10,197,365. The fair value change of the investment was an increase of $nil and $5,372,745 in fiscal years 2017 and 2018, respectively.

(8)	The Group acquired minority equity interest in several other third-party private companies, the majority of which are engaged in online platform or online education services. The Group holds minority equity interests of these companies through purchasing their convertible redeemable preferred shares. The Group accounted for these investments as available-for-sale investments. There was an increase of $743,478 and $1,321,739 change in fair value of those investments in fiscal years 2017 and 2018, respectively. The Group recorded $1,564,200, $6,047,689 and $1,803,607 impairment loss during the years ended February 29, 2016, February 28, 2017 and February 28, 2018, respectively.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

(In U.S. dollars, except share and share related data or otherwise noted)

14.	FAIR VALUE - continued

(a)	Assets and liabilities measured at fair value on a recurring basis – continued

Available-for-sale investments - continued

The long-term investments accounted for as available-for-sale investments on a recurring basis are as follows:

US$

Balance as of February 29, 2016	$188,790,669
Purchase	40,412,690
Disposal (5)	(50,000,000)
Transfer out upon gaining control of Shunshun Bida	(10,515,391)
Transfer out due to change of accounting method	(1,165,077)
Changes in fair value	74,942,734
Impairment loss	(6,047,689)
Foreign exchange difference	(742,092)
Balance as of February 28, 2017	$235,675,844
Purchase	36,044,236
Disposal	(7,476,733)
Changes in fair value	51,557,227
Impairment loss	(1,803,607)
Foreign exchange difference	8,780,802
Balance as of February 28, 2018	$322,777,769

As of February 28, 2017 and February 28, 2018, information about inputs for the fair value measurements of the Group's assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

(In U.S. dollars, except share and share related data or otherwise noted)

14.	FAIR VALUE - continued

(a)	Assets and liabilities measured at fair value on a recurring basis - continued

	Fair Value Measurement at Reporting Date Using
		Quoted Prices in	Significant Other	Significant
	February 28,	Active Market for	Observable	Unobservable
Description	2017	Identical Assets	Inputs	Inputs
		(Level 1)	(Level 2)	(Level 3)

Short-term investments
Variable-rate financial instruments	$57,753,200	-	$57,753,200	-
Long-term investments
Fair value option investments	$10,158,514	-	-	$10,158,514
Available-for-sale investments	$235,675,844	-	-	$235,675,844
Total	$303,587,558	-	$57,753,200	$245,834,358

	Fair Value Measurement at Reporting Date Using
		Quoted Prices in	Significant Other	Significant
	February 28,	Active Market for	Observable	Unobservable
Description	2018	Identical Assets	Inputs	Inputs
		(Level 1)	(Level 2)	(Level 3)

Short-term investments
Variable-rate financial instruments	$18,223,768	-	$18,223,768	-
Trading securities	$50,625,616	$50,625,616	-	-
Long-term investments
Fair value option investments	$7,786,000	-	-	$7,786,000
Available-for-sale investments	$322,777,769	-	-	$322,777,769
Total	$399,413,153	$50,625,616	$18,223,768	$330,563,769

(b)	Assets and liabilities measured at fair value on a nonrecurring basis

The Group's goodwill and intangible assets are primarily acquired through business acquisitions. Purchase price allocation are measured at fair value on a nonrecurring basis as of the acquisition dates. The Group measures its goodwill and intangible assets at fair value on a nonrecurring basis annually or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value. Acquired intangible assets are measured using the income approach - discounted cash flow method when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Group recognized impairment loss related to goodwill and acquired intangible assets arising from acquisitions of $nil, $nil and $357,762 for the years ended February 29, 2016, February 28, 2017 and February 28, 2018, respectively.

The Group measures long-term investments (excluding the available-for-sale investments and fair value option investments) at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. Please see Note 9(10) and Note 9(12) for details.

The fair value was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection of discounted future cash flow and the discount rate.

The fair value of the bond payable was disclosed in Note 12.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

(In U.S. dollars, except share and share related data or otherwise noted)

15.	GAIN FROM DISPOSAL OF COMPONENTS

In fiscal year 2016, the Group acquired 30% equity interest in aggregate in Changing through the following two investment agreements:

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

In addition, during the year ended February 29, 2016, a gain of $377,126 was recognized from disposal of another business component.

16.	INCOME TAXES

Cayman Islands

The Company and Firstleap are tax-exempted companies incorporated in the Cayman Islands.

Hong Kong

TAL Hong Kong, Yidu Hong Kong and Firstleap Hong Kong were established in Hong Kong and are subject to Hong Kong Profits Tax on its activities conducted in Hong Kong. It is subject to Hong Kong profit tax at 16.5%. No provision for Hong Kong Profits tax has been made in the consolidated financial statements as it has no assessable income for the years ended February 29, 2016, February 28, 2017 and February 28, 2018.

PRC

Effective from January 1, 2008, a new Enterprise Income Tax Law, or (“the New EIT Law”), combined the previous income tax laws for foreign invested and domestic invested enterprises in the PRC by the adoption of a unified tax rate of 25% for most enterprises with the following exceptions.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

(In U.S. dollars, except share and share related data or otherwise noted)

16.	INCOME TAXES - continued

PRC - continued

Certain qualified high and new technology enterprises that meet the definition of “high and new technology enterprise strongly supported by the state” (“HNTE”) could benefit from a preferential tax rate of 15%. Xueersi Education was qualified as a HNTE and was subject to an enterprise income tax (“EIT”) rate of 15% from calendar years 2012 through 2016. Xueersi Education applied an EIT rate of 25% since calendar year 2017.

TAL Beijing was qualified as a HNTE and was accordingly entitled to a preferential tax rate of 15% from calendar years 2014 through 2019 and is expected to be subject to an EIT rate of 15% as long as it maintains its status as an HNTE.

Yidu Huida was qualified as a HNTE and was accordingly entitled to a preferential tax rate of 15% from calendar years 2015 through 2017 and is expected to be subject to an EIT rate of 15% as long as it maintains its status as an HNTE. Yidu Huida applied for Key Software Enterprise status for calendar year 2016 and was approved in May 2017 which entitled Yidu Huida at the preferential tax rate of 10%. It applied 10% for calendar year 2016 and 15% for calendar year 2017.

Beijing Xintang Sichuang was qualified as “Newly Established Software Enterprise” in calendar year 2013 and therefore it was entitled to a two-year exemption from EIT and a further reduction to 12.5% from calendar years 2015 through 2017. It applied and was qualified as a HNTE and was subject to an EIT rate of 15% from calendar years 2017 through 2019. Beijing Xintang Sichuang applied an EIT of 12.5% for calendar year 2017.

Beijing Yinghe Youshi  Technology Co., Ltd. ("Yinghe Youshi") was also qualified as HNTE and was accordingly entitled to a preferential tax rate of 15% from calendar years 2016 through 2018. It is expected to be subject to an EIT rate of 15% as long as it maintains its status as an HNTE.

Yizhen Xuesi was qualified as “Newly Established Software Enterprise” in calendar year 2017 and therefore it was entitled to a two-year exemption from EIT and a further reduction to 12.5% from calendar years 2019 through 2021.

Provision (credit) for income tax consisted of the following:

	For the year ended	For the year ended	For the year ended
	February 29,	February 28,	February 28,
	2016	2017	2018

Current
- PRC income tax expenses	$34,474,418	$37,720,637	$48,958,623
Deferred
- PRC income tax expenses	(991,674)	(3,654,948)	(4,304,898)
Total	$33,482,744	$34,065,689	$44,653,725

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group's deferred tax assets and liabilities were as follows:

	As of	As of
	February 28,	February 28,
	2017	2018
Non-current deferred tax assets:
Prepaid rental	1,694,073	2,386,560
Property and equipment	591,917	657,593
Impairment loss on long-term investments	2,098,309	553,229
Others	33,129	66,057
Tax losses carry-forward	27,830,452	38,248,065
Less: valuation allowance	(16,059,579)	(24,550,491)
Non-current deferred tax assets, net	$16,188,301	$17,361,013

Non-current deferred tax liabilities:
Accrued ADR income	34,500	-
Intangible assets	5,959,102	5,342,969
Property and equipment	852,719	274,524
Long-term investments	6,339,565	14,421,547
Non-current deferred tax liabilities	$13,185,886	$20,039,040

As of February 28, 2018, tax loss carry-forward amounted to $159,878,732 and would expire by the end of calendar year 2023. The Company operates its business through its subsidiaries, its VIEs and VIEs' subsidiaries and schools. The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs and their subsidiaries and schools may not be used to offset other subsidiaries' or VIEs' earnings within the Group. Valuation allowance is considered on each individual subsidiary and VIE basis. A valuation allowance of $24,550,491 had been established as of February 28, 2018, in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

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

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

(In U.S. dollars, except share and share related data or otherwise noted)

16.	INCOME TAXES - continued

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group has concluded that there are no significant uncertain tax positions requiring recognition in financial statements for the years ended February 29, 2016, February 28, 2017 and February 28, 2018. The Group did not incur any significant interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future years.

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

Reconciliation between the provision for income taxes computed by applying the PRC EIT rates of 25% in fiscal year 2016, 2017 and 2018 to income before provision for income tax and the actual provision for income tax was as follows:

	For the year ended	For the year ended	For the year ended
	February 29,	February 28,	February 28,
	2016	2017	2018

Income before provision for income tax	$136,902,200	$154,580,964	$246,993,826
PRC statutory income tax rate	25%	25%	25%
Income tax at statutory income tax rate	34,225,550	38,645,241	61,748,457
Effect of non-deductible and super deduction expenses	1,331,053	1,853,002	(2,244,191)
Effect of income tax exemptions and preferential tax rates	(12,830,838)	(26,256,983)	(37,390,108)
Effect of income tax rate difference in other jurisdictions	10,159,093	16,575,113	14,949,433
Change in valuation allowance	597,886	3,249,316	7,590,134
Provision for income tax	$33,482,744	$34,065,689	$44,653,725

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

(In U.S. dollars, except share and share related data or otherwise noted)

16.	INCOME TAXES - continued

If Xueersi Education, Yidu Huida, TAL Beijing, Beijing Xintang Sichuang, Yinghe Youshi and Yizhen Xuesi did not enjoy income tax exemptions and preferential tax rates for the years ended February 29, 2016, February 28, 2017 and February 28, 2018, the increase in income tax expenses and net income per share amounts would be as follows:

	For the year ended	For the year ended	For the year ended
	February 29,	February 28,	February 28,
	2016	2017	2018

Increase in income tax expenses	$12,830,838	$26,256,983	$37,390,108
Net income per common share-basic	$0.56	$0.56	$0.90
Net income per common share-diluted	$0.53	$0.52	$0.82

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

The Chinese tax authorities clarified that distributions made out of earnings prior to but distributed after January 1, 2008 will not be subject to withholding tax. The aggregate undistributed earnings of the Company's subsidiaries, VIEs and VIEs' subsidiaries and schools located in the PRC that are available for distribution are $556,236,815 and $925,484,106 as of February 28, 2017 and February 28, 2018, respectively. Upon distribution of such earnings, the Company will be subject to PRC taxes, the amount of which is impractical to estimate. The Company did not record any withholding tax on any of the aforementioned undistributed earnings because it intends to permanently reinvest all earnings in China and the aforementioned subsidiaries do not intend to declare dividends to the Company.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

(In U.S. dollars, except share and share related data or otherwise noted)

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

The computation of ADSs below have been given effect to the Ratio Change as disclosed in Note 12.

During the years ended February 29, 2016, February 28, 2017 and February 28, 2018, nil, nil and 900,000 Class B common shares were converted into nil, nil and 900,000 Class A common shares, respectively.

During the years ended February 29, 2016, February 28, 2017 and February 28, 2018, 1,419,484, 1,726,874 and 2,314,190 shares were issued in connection with vested shares and converted into 4,258,452, 5,180,622 and 6,942,570 ADSs, respectively (representing 1,419,484, 1,726,874 and 2,314,190 Class A common shares, respectively).

During the years ended February 29, 2016, February 28, 2017 and February 28, 2018, 40,136, 103,888 and 76,491 of share options were exercised and converted into 120,408, 311,664 and 229,473 ADSs, respectively (representing 40,136, 103,888 and 76,491 Class A common shares, respectively).

During the years ended February 29, 2016, February 28, 2017 and February 28, 2018, 478,036, 647,859 and nil Class A common shares were issued as consideration for the business acquisitions, respectively.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

(In U.S. dollars, except share and share related data or otherwise noted)

17	COMMON SHARES-Continued

During the years ended February 28, 2017 and February 28, 2018, 342,462 and 16,380,780 Class A common shares issued to bond holders were converted into 1,027,386 and 49,142,340 ADSs, respectively.

During the year ended February 28, 2018, the Company issued 135,264 common shares to noncontrolling shareholders, in addition to $10,448,063 cash consideration, for the purchase of the remaining noncontrolling interest of certain consolidated subsidiaries at the carrying amount of $2,858,310. Another purchase of noncontrolling interest, at the carrying amount of $15,254,971, with cash consideration of $14,593,430 was completed during fiscal year 2018. This was accounted for as an equity transaction with difference recorded in additional paid-in capital.

On January 5, 2018, the Company entered into a subscription agreement with certain investors (the “Purchasers”), pursuant to which the Company issued 5,464,481 Class A common shares to the Purchasers in a private placement for aggregate proceeds of $500,000,012.

18.	NET INCOME PER SHARE

	For the year ended	For the year ended	For the year ended
	February 29,	February 28,	February 28,
	2016	2017	2018

Numerator:
Net income attributable to TAL Education Group's shareholders	$102,878,518	$116,880,012	$198,439,936
Eliminate the dilutive effect of interest expense of the bond payable	7,499,323	7,539,778	2,464,804
Numerator for diluted net income per share	$110,377,841	$124,419,790	$200,904,740
Denominator:
Weighted average shares outstanding
Basic	160,109,169	162,548,494	174,979,574
Effect of dilutive securities:
Dilutive effect of non-vested shares and options (i)	5,447,276	8,467,663	11,084,069
Dilutive effect of the bond payable	17,499,810	17,492,262	8,267,662
Denominator for diluted net income per share	183,056,255	188,508,419	194,331,305
Net income per common share attributable to TAL Education Group's shareholders-basic (ii)	$0.64	$0.72	$1.13
Net income per common share attributable to TAL Education Group's shareholders-diluted	$0.60	$0.66	$1.03

(i)	For the years ended February 29, 2016, February 28, 2017 and February 28, 2018, 1,421,576, 1,814,724 and 381,426 non-vested shares and share options were excluded from the calculation, respectively, as their effect was anti-dilutive.

(ii)	The Company's common shares are divided into Class A and Class B common shares. Holders of Class A and Class B common shares have the same dividend rights. Therefore, the Company does not present earnings per share for each separate class.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

(In U.S. dollars, except share and share related data or otherwise noted)

19.	RELATED PARTY TRANSACTIONS

The Group had the following balances and transactions with related parties:

Balances:

	As of	As of
	February 28,	February 28,
	2017	2018

Amounts due from related parties-current (i)	$3,424,285	$3,228,839
Amounts due to related parties-current (ii)	$3,042,785	$8,745,624
Amounts due to related parties-non-current (ii)	$2,840,000	$270,657

Transactions:

	For the year ended	For the year ended	For the year ended
	February 29,	February 28,	February 28,
	2016	2017	2018

Services fees	$426,084	$596,987	$879,796
Other revenue	$-	$60,657	$1,016,040
Purchase of equipment	$-	$-	$947,281
Disposal gain (iii)	$-	$-	$3,043,589

(i)	The amounts due from related parties represent loans, prepayments to certain investees and advance received by an investee on behalf of the Group.

(ii)	The amounts due to related parties are in connection with investment payable and advanced service fees received from related parties.

(iii)	As disclosed in Note 14(a)(3), the Group sold part of equity interest in Babytree Inc. to Gongying Fund and recognized $3,043,589 disposal gain.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

(In U.S. dollars, except share and share related data or otherwise noted)

20.	COMMITMENTS AND CONTINGENCIES

Lease commitment

The Group leases certain office premises under non-cancellable leases, the term of which are fifteen years or less and are renewable upon negotiation. Rental expenses under operating leases for the years ended February 29, 2016, February 28, 2017 and February 28, 2018 were $82,257,681, $148,640,828 and $224,842,144, respectively.

Future minimum payments under non-cancellable operating leases as of February 28, 2018 were as follows:

Fiscal year ending
February 2019	$226,097,223
February 2020	227,316,124
February 2021	201,111,732
February 2022	169,360,927
February 2023	122,846,419
Thereafter	190,792,679
Total	$1,137,525,104

Investment commitment

The Group was obligated to pay $131,559,038 for the long-term investments under various arrangements as of February 28, 2018.

Capital commitment

As of February 28, 2018, the Group had outstanding capital commitments totaling $69,804,423, mainly relating to capital expenditures of property and equipment.

Contingencies

As of February 28, 2018, the Group is in the process of preparing filings and applying for permits of certain learning centers. The Group cannot reasonably estimate the contingent liability of without the filling of the permit, no liabilities is recorded as of February 28, 2018.

From time to time, the Group is subject to legal proceedings and claims incidental to the conduct of its business. The Group accrues the liability when the loss is probable and reasonably estimable.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

(In U.S. dollars, except share and share related data or otherwise noted)

21.	SEGMENT INFORMATION

The Group is mainly engaged in after-school tutoring in the PRC. The Group's chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer. In comparative periods, the Group determined each location represented an operating segment and all the locations met the aggregation criteria set forth in the U.S. GAAP with respect to segment reporting as they have similar economic characteristics and provide the same tutoring services. Due to reorganization of business units and change in internal reporting in fiscal year 2017, the CODM currently regularly reviews the consolidated financial results of the Group. Therefore, the Group has one single operating and reportable segment.

22.	MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' salaries. Total provisions for such employee benefits were $37,556,437, $63,922,568 and $108,462,826 for the years ended February 29, 2016, February 28, 2017 and February 28, 2018, respectively.

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

The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital of the entities. For the years ended February 28, 2017 and February 28, 2018, the Group made apportions of $877,924 and $476,296 to the statutory surplus reserve, respectively, and $4,547,597 and $9,431,776 to the development fund, respectively.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

(In U.S. dollars, except share and share related data or otherwise noted)

23.	STATUTORY RESERVES AND RESTRICTED NET ASSETS - continued

As a result of these PRC laws and regulations and the requirement that distribution by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserve of the Company's PRC subsidiaries, the VIEs and VIEs' subsidiaries and schools. As of February 28, 2017 and February 28, 2018, paid-in capital balance of such entities was $53,638,081 and $80,888,341, respectively, and statutory reserve balance was $28,407,421 and $38,315,493, respectively. The total of restricted net assets as of February 28, 2017 and February 28, 2018 was therefore $82,045,502 and $119,203,834, respectively.

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

The total compensation expense is recognized on a straight-line basis over the respective vesting periods. The Group recorded the related compensation expense of $25,847,497, $36,115,200 and $47,149,738 for the years ended February 29, 2016, February 28, 2017 and February 28, 2018, respectively.

Table below shows the summary of share-based compensation expense:

	For the year ended	For the year ended	For the year ended
	February 29,	February 28,	February 28,
	2016	2017	2018

Cost of revenues	$42,679	$111,001	$365,065
Selling and marketing expenses	2,479,864	3,367,840	5,037,013
General and administrative expenses	23,324,954	32,636,359	41,747,660
Total	$25,847,497	$36,115,200	$47,149,738

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

(In U.S. dollars, except share and share related data or otherwise noted)

24.	SHARE-BASED COMPENSATION - continued

Non-vested shares

During the year ended February 29, 2016, the Company granted 4,877,946 non-vested shares to employees and directors which generally vest annually in equal batches over a period of 3 to 10 years.

During the year ended February 28, 2017, the Company granted 1,564,442 non-vested shares to employees and directors which generally vest annually in equal batches over a period of 3 to 10 years.

During the year ended February 28, 2018, the Company granted 1,111,836 non-vested shares to employees and directors which generally vest annual in equal batches over a period of 1 to 10 years.

The activities of non-vested shares granted under the 2010 Share Incentive Plan are summarized as follows:

	Number of	Weighted
	non-vested	average grant date
	shares	fair value

Outstanding as of February 28, 2015	12,586,650	10.09
Granted	4,877,946	18.67
Forfeited	1,355,964	9.08
Vested	1,869,530	10.78
Outstanding as of February 29, 2016	14,239,102	13.04
Granted	1,564,442	36.42
Forfeited	425,980	19.53
Vested	2,276,558	13.04
Outstanding as of February 28, 2017	13,101,006	15.62
Granted	1,111,836	74.63
Forfeited	187,719	27.95
Vested	2,375,107	14.81
Outstanding as of February 28, 2018	11,650,016	21.21

The Company recorded compensation expense of $24,929,207, $34,003,045 and $44,329,988 for the years ended February 29, 2016, February 28, 2017 and February 28, 2018 related to non-vested shares, respectively.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

(In U.S. dollars, except share and share related data or otherwise noted)

24.	SHARE-BASED COMPENSATION - continued

Non-vested shares-continued

As of February 28, 2018, the unrecognized compensation expense related to the non-vested share awards amounted to $229,433,295, which will be recognized over a weighted-average period of 6.3 years. The total fair value of non-vested shares that vested during the years ended February 29, 2016, February 28, 2017 and February 28, 2018 was $20,153,533, $29,686,316 and $35,175,335, respectively.

Share options

Share options granted to employees and directors expire ranging from 10 to 12 years from the date of grant.

During the year ended February 29, 2016, the Company granted 1,212,480 share options to employees at exercise prices ranging from $16.10 to $18.32. These share options vest annually in equal batches over a period from 4 to 10 years.

During the year ended February 28, 2017, the Company granted 448,400 share options to employees at exercise prices ranging from $22.17 to $34.13. These share options vest annually in equal batches over a period from 3 to 10 years.

During the year ended February 28, 2018, the Company granted 89,160 share options to employees at exercise prices ranging from $40.05 to $102.00. These share options vest annually in equal batches over 4 years.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants during the applicable periods:

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

(In U.S. dollars, except share and share related data or otherwise noted)

24.	SHARE-BASED COMPENSATION - continued

Share options-continued

	For the year ended February 29, 2016	For the year ended February 28, 2017	For the year ended February 28, 2018
Risk-free interest rate(1)	1.64%-1.97%	1.34%-2.36%	1.99%-2.55%
Expected life (years)(2)	6.25-8.75	6.56-7.92	6.17-6.25
Expected dividend yield(3)	0%	0%	0%
Volatility(4)	34.0%-34.7%	33.1%-33.8%	32.8%-33.8%
Fair value of options at grant date per share	$7.66 to $10.65	$13.04 to $19.13	$28.69 to $38.71

(1)	Risk-free interest rate

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

(In U.S. dollars, except share and share related data or otherwise noted)

24.	SHARE-BASED COMPENSATION - continued

Share options-continued

Share options activity for the years ended February 29, 2016, February 28, 2017 and February 28, 2018 was as follows:

		Weighted	Weighted	Aggregate
		average	average remaining	intrinsic
	Number	exercise price	contractual	value
Share options	of shares	(US$)	life (Years)	(US$)

Outstanding as of February 28, 2015	-	-	-	-
Granted	1,212,480	15.90
Exercised	40,136	16.10
Forfeited	49,798	16.10
Outstanding as of February 29, 2016	1,122,546	15.88	9.77	11,216,526
Granted	448,400	29.26
Exercised	103,888	16.11
Forfeited	128,176	18.29
Outstanding as of February 28, 2017	1,338,882	20.12	9.48	30,954,058
Granted	89,160	59.50
Exercised	76,491	18.46
Forfeited	23,850	19.44
Outstanding as of February 28, 2018	1,327,701	22.87	8.56	120,039,969

Vested and expected to vest as of February 28, 2018	1,327,701	22.87	8.56	120,039,969
Exercisable as of February 28, 2018	255,253	17.83	7.81	24,363,917

The Company recorded compensation expense of $918,290, $2,112,155 and $2,819,750 for the years ended February 29, 2016, February 28, 2017 and February 28, 2018 related to share options, respectively.

Total intrinsic value of options exercised for the years ended February 29, 2016, February 28, 2017 and February 28, 2018 was $341,003, $2,555,454 and $5,810,756, respectively. The total fair value of options vested during the years ended February 29, 2016, February 28, 2017 and February 28, 2018 was $523,110, $1,706,215 and $2,255,504, respectively.

As of February 28, 2018, there was $13,578,925 unrecognized share-based compensation expense related to share options, which will be recognized over a weighted-average vesting period of 5.9 years.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2016, FEBRUARY 28, 2017

AND FEBRUARY 28, 2018

(In U.S. dollars, except share and share related data or otherwise noted)

25.	DISTRIBUTION TO SHAREHOLDERS

On April 27, 2017, the Company declared a cash dividend of $0.25 per share to the Company's common shareholders recorded at the close of business on May 11, 2017. $41,165,834 cash dividend was paid in full in May 2017 and was recorded as a reduction of retained earnings.

26.	SUBSEQUENT EVENTS

On April 26, 2018, the Company granted 882,892 non-vested shares to employees with vesting periods ranging from 1 to 13 years. The fair value per non-vested share granted was $109.98, which is based on the market price of the Company’s ADS on the New York Stock Exchange as of the grant date.

On April 26, 2018, the Company granted 9,000 share options to employees with vesting period of 3 years and contractual term of 10 years. The exercise price per share option granted is $109.98 and the fair value of the option was estimated at $42.09 on grant date.

In June 2018, a federal securities class action lawsuit was filed against the Company and certain of its officers in the U.S. District Court for the Southern District of New York. This class action alleges that certain of Company's press releases and financial information during the alleged class period contained material misstatements and omissions, and seeks to recover damages caused. The Company will defend against the putative shareholder class action lawsuit. The Company is currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of this lawsuit.

