Form 20-F
period 2019-02-28
TAL Education Group
filed 2019-05-16
CIK 1499620

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended February 28, 2019.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from___to____.

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-34900

TAL Education Group
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands

Jurisdiction of incorporation or organization)

15/F, Danling SOHO
6 Danling Street, Haidian District
Beijing 100080
People’s Republic of China
(Address of principal executive offices)

Rong Luo, Chief Financial Officer
Telephone: +86-10-5292-6658
Email: ir@100tal.com
15/F, Danling SOHO

6 Danling Street, Haidian District
Beijing 100080
People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each three representing one Class A common share* Class A common shares, par value $0.001 per share**	NYSE: TAL NYSE: TAL**	The New York Stock Exchange The New York Stock Exchange

*	Effective on August 16, 2017, the ratio of ADSs to Class A common shares was changed from one ADS representing two Class A common shares to three ADSs representing one Class A common share.

**	Not for trading, but only in connection with the listing on The New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of February 28, 2019, 126,501,071 Class A common shares, par value $0.001 per share and 70,556,000 Class B common shares, par value $0.001 per share were outstanding.

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

☒ Yes                  ☐ No

Indicate by check mark whether the registrant has submitted electronically, if any, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenient translations from Renminbi to U.S. dollars in this annual report on Form 20-F were made at a rate of RMB6.6912 to $1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on February 28, 2019. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

Our Selected Consolidated Financial Data

The following selected consolidated statement of operations data for our company for the fiscal years ended February 28, 2017, 2018 and 2019 and the selected consolidated balance sheet data as of February 28, 2018 and 2019 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations data for our company for the fiscal years ended February 28/29, 2015 and 2016 and the selected consolidated balance sheet data as of February 28/29, 2015, 2016 and 2017 are derived from our audited consolidated financial statements not included in this annual report.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Our historical results are not necessarily indicative of results to be expected in any future period.

	For the Years Ended February 28/29,
	2015	2016	2017	2018	2019
	(in thousands of $, except for share, per share and per ADS data)
Consolidated Statements of Operations Data:
Net revenues	$433,970	$619,949	$1,043,100	$1,715,016	$2,562,984
Cost of revenues(1)	(203,074)	(303,635)	(522,327)	(882,316)	(1,164,454)
Gross profit	230,896	316,314	520,773	832,700	1,398,530
Operating expenses
Selling and marketing (1)	(53,882)	(73,568)	(126,005)	(242,102)	(484,000)
General and administrative (1)	(110,230)	(161,022)	(263,287)	(386,287)	(579,672)
Impairment loss on intangible assets	-	-	-	(358)	-

Total operating expenses	(164,112)	(234,590)	(389,292)	(628,747)	(1,063,672)
Government subsidies	464	3,327	3,113	4,651	6,724
Income from operations	67,248	85,051	134,594	208,604	341,582
Interest income	16,614	17,733	18,133	39,837	59,614
Interest expense	(5,811)	(7,499)	(13,145)	(16,640)	(17,628)
Other (expense)/income	(808)	(1,256)	23,074	17,406	131,727
Impairment loss on long-term investments	-	(7,504)	(8,075)	(2,213)	(58,091)
Gain from disposal of components	-	50,377	-	-	-
Income before provision for income tax and loss from equity method investments	77,243	136,902	154,581	246,994	457,204
Provision for income tax	(9,369)	(33,483)	(34,066)	(44,653)	(76,504)
Loss from equity method investments	(730)	(663)	(8,025)	(7,678)	(16,186)
Net income	67,144	102,756	112,490	194,663	364,514
Add: Net loss attributable to noncontrolling interest	13	122	4,390	3,777	2,722
Net income attributable to shareholders of TAL Education Group	67,157	102,878	116,880	198,440	367,236
Net income per common share attributable to shareholders of TAL Education Group
Basic	$0.42	$0.64	$0.72	$1.13	$1.93
Diluted	$0.41	$0.60	$0.66	$1.03	$1.83
Net income per ADS attributable to shareholders of TAL Education Group (2)
Basic	$0.14	$0.22	$0.24	$0.38	$0.64
Diluted	$0.14	$0.20	$0.22	$0.34	$0.61
Cash dividends per common share(3)	-	-	-	$0.25	-
Weighted average shares used in calculating net income per common share attributable to shareholders of TAL Education Group
Basic	158,381,576	160,109,169	162,548,494	174,979,574	189,951,643
Diluted	163,589,649	183,056,255	188,508,419	194,331,305	200,224,934

(1)	Includes share-based compensation expenses as follows:

	For the Years Ended February 28/29
	2015	2016	2017	2018	2019
	(in thousands of $)
Cost of revenues	$48	$43	$111	$366	$706
Selling and marketing	2,073	2,480	3,368	5,037	10,454
General and administrative	16,320	23,325	32,636	41,747	66,117
Total	18,441	25,848	36,115	47,150	77,277

(2)	Each three ADSs represent one Class A common share. Effective on August 16, 2017, we adjusted the ratio of our ADSs to Class A common shares from one ADS representing two Class A common shares to three ADSs representing one Class A common share. All earnings per ADS figures in this report give effect to the foregoing ADS to share ratio change.

	As of February 28/29,
	2015	2016	2017	2018	2019
	(in thousands of $)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	$470,157	$434,042	$470,217	$711,519	$1,247,140
Total assets	772,415	1,061,379	1,828,906	3,054,560	3,735,091
Deferred revenue	177,640	289,281	518,874	842,256	436,107
Total liabilities	458,844	620,642	1,148,042	1,414,096	1,204,614
Total equity	313,571	440,737	680,864	1,640,464	2,530,477

(3)	Total cash dividends paid for the fiscal year ended February 28, 2018 was $41.2 million.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Our teachers are critical to the quality of our services and our reputation. We seek to hire qualified and dedicated teachers who deliver effective and inspirational instruction. There is a limited pool of teachers with these attributes, and we must provide competitive compensation packages to attract and retain such teachers. We must also provide continued training to our teachers to ensure that they stay abreast of changes in student demands, academic standards and other key trends necessary to teach effectively. We may not be able to recruit, train and retain a sufficient number of qualified teachers in the future to keep pace with our growth while maintaining consistent teaching quality in the different markets we serve. In addition, PRC laws and regulations require the teachers to have requisite licenses if they teach, among others, academic subject such as Chinese, mathematics, English, physics, chemistry and other academic subjects in the compulsory education stage and academic subjects related to the entrance to a higher school, but we cannot assure you that our teachers can all apply for and obtain the teaching licenses in a timely manner or at all. If our teachers are not able to apply for and obtain the teaching licenses on a timely basis, or at all, we may need to rectify such noncompliance and may be subject to penalties and risk exposure to cancelation or revocation of the private school operating permit issued by relevant PRC authority in accordance with the PRC Private Education Law, or a Permit for Operating a Private School. A shortage of qualified teachers or a decrease in the quality of our teachers’ services, whether actual or perceived, or a significant increase in compensation for us to retain qualified teachers, would have a material adverse effect on our business, financial condition and results of operations.

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

Our net revenues increased from $1,043.1 million in the fiscal year ended February 28, 2017, to $1,715.0 million in the fiscal year ended February 28, 2018, and further to $2,563.0 million in the fiscal year ended February 28, 2019. Any evaluation of our business and our prospects must be considered in light of the risks and uncertainties encountered by companies at our stage of development. The after-school tutoring service market in China continually develops and evolves, which makes it difficult to evaluate our business and future prospects. In addition, our past results may not be indicative of future performance because of new businesses developed or acquired by us. Furthermore, our results of operations may vary from period to period in response to a variety of other factors beyond our control, including general economic conditions and regulations or government actions pertaining to the private education service sector in China, changes in spending on private education and non-recurring charges incurred under unexpected circumstances or in connection with acquisitions, equity investments or other extraordinary transactions. Due to these and other factors, our historical financial and operating results, growth rates and profitability as well as quarter-to-quarter comparisons of our operating results may not be indicative of our future performance and you should not rely on them to predict our future performance.

If our students’ level of performance deteriorates or satisfaction with our services declines, they may decide to withdraw from our courses and request refunds and our business, financial condition, results of operations and reputation would be adversely affected.

The success of our business depends on our ability to deliver a satisfactory learning experience and improved academic results. Our tutoring services may fail to improve a student’s academic performance and a student may perform below expectations even after completing our courses. We also face challenges to improve students’ overall ability on top of improving their academic performance. Additionally, student and parent satisfaction with our services may decline. A student’s learning experience may also suffer if his or her relationship with our teachers does not meet expectations. We generally offer refunds for the remaining classes in a course to students who withdraw from the course. If a significant number of students fail to improve their academic performance after attending our courses or if they are not satisfied with our service or their learning experiences, they may decide to withdraw from our courses and request refunds, and our business, financial condition, results of operations and reputation would be adversely affected.

We face significant competition, and if we fail to compete effectively, we may lose our market share or fail to gain additional market share, and our profitability may be adversely affected.

The private education market in China is rapidly evolving, highly fragmented and competitive, and we expect competition to persist and intensify. We face competition in each type of services we offer and in each geographic market where we operate. Our competitors at the national level include New Oriental Education & Technology Group Inc, and certain online tutoring service providers that integrate their services with advanced technology.

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

Our business has experienced growth in recent years. The number of our learning centers increased from 507 as of February 28, 2017 to 676 as of February 28, 2019. We plan to continue to expand our operations in different geographic markets in China. The establishment of new learning centers poses challenges and requires us to make investments in management, capital expenditures, marketing expenses and other resources. The expansion has resulted, and will continue to result, in substantial demands on our management and staff as well as our financial, operational, technological and other resources. In addition, we typically incur pre-opening costs associated with our new learning centers, and may incur losses during their initial ramp-up stage because we incur rent, salary and other operating expenses for new learning centers regardless of any revenues we may generate. If the ramp-up of our new learning centers is slower than expected, whether due to our inability to attract sufficient student enrollments or charge hourly rates for our courses that are high enough for us to recover our costs, our overall financial performance may be materially and adversely affected. Our planned expansion will also place significant pressure on us to maintain teaching quality and consistent standards, controls, policies and our culture to ensure that our brand does not suffer as a result of any decrease, whether actual or perceived, in the quality of our programs. To manage and support our expansion, we must improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers and management personnel as well as other administrative and marketing personnel. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, maintain or accelerate our current growth rate, maintain or increase our gross and operating profit margins, recruit and retain qualified teachers and management personnel, successfully integrate new learning centers into our operations and otherwise effectively manage our growth. If we are not successful in effectively and efficiently managing our expansion, we may not be able to capitalize on new business opportunities, which may have a material and adverse impact on our financial condition and results of operations.

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

We derive a signification portion of our revenues from a limited number of cities. Any event negatively affecting the private education market in these cities, or any increase in the level of competition for the types of services we offer in these cities, could have a material adverse effect on our overall business and results of operations.

Although we have expanded our offerings into a broad range of cities in China, we derive a significant portion of our revenues from a limited number of cities. For the fiscal year ended February 28, 2019, we derived approximately 39.5% of our total net revenues from our Xueersi small-class offering in Beijing, Shanghai, Guangzhou, Shenzhen, Nanjing and we expect these five cities to continue to constitute important sources of our revenues. If any of these cities experiences an event negatively affecting its private education market, such as a serious economic downturn, natural disaster or outbreak of contagious disease, adopts regulations relating to private education that place additional restrictions or burdens on us, or experiences an increase in the level of competition for the types of services we offer, our overall business and results of operations may be materially and adversely affected.

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

Adverse publicity concerning our failure or perceived failure to comply with legal and regulatory requirements, alleged accounting or financial reporting irregularities, regulatory scrutiny and further regulatory action or litigation could harm our reputation and cause the trading price of our ADSs to decline and fluctuate significantly. For example, after Muddy Waters Capital LLC, an entity unrelated to us, issued a series of reports containing various allegations about us in June and July 2018, the trading price of our ADSs declined sharply and we received numerous investor inquiries. The negative publicity and the resulting decline of the trading price of our ADSs also led to the filing of two shareholder class action lawsuits against us and some of our senior executive officers.

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

We have been named as a defendant in two putative shareholder class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We are defending against the putative shareholder class action lawsuits described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings—Litigation,” including any appeals of such lawsuit, should our initial defense be successful. We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of this lawsuit. In the event that our initial defense of this lawsuit is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome of this case, including any plaintiff’s appeal of the judgment in this case, could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

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

Regulations and policies which focus on the efforts to de-emphasize scholastic competition achievements in college and high school admissions or the efforts to forbid academic competitions have had, and may continue to have, an impact on our enrollments. In particular, on February 13, 2018, the Ministry of Education, or MoE, together with three other government authorities, jointly promulgated the Circular on Special Enforcement Campaign concerning After-school Training Institutions to Alleviate Extracurricular Burden on Students of Elementary Schools and Middle Schools, or Circular 3, pursuant to which private training organizations are strictly prohibited from organizing any academic competitions (such as Olympiad competitions) or level tests for students of elementary or middle schools and the elementary and middle schools are prohibited from taking the training results from private training organizations into account in the enrollment process. These policies and measures may adversely affect the demands for our after-school tutoring business and personalized premium services. We have adapted our operations which may be construed as competitions or ranking activities to these regulations. We cannot assure you whether relevant governmental authorities will find our operations in violation of such regulations.

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

Widespread use of the internet for educational purposes is a relatively recent occurrence, and the market for internet-based courses and services is characterized by rapid technological changes and innovations, such as artificial intelligence, augmented reality, virtual reality, as well as unpredictable product life cycles and user preferences. We have limited experience with online courses and services. We must be able to adapt quickly to changing student needs and preferences, technological advances and evolving internet practices in order to compete successfully in online education. Ongoing enhancement of our online offerings and technologies may entail significant expenses and technological risks, and we may not be able to use new technologies effectively and may fail to adapt to changes in the online education market on a timely and cost-effective basis. We began offering online courses through our www.xueersi.com in 2010 and revenues generated from our online course offerings through www.xueersi.com accounted for 4.7%, 7.0% and 13.3% of our total net revenues in the fiscal years ended February 28, 2017, 2018 and 2019, respectively. We expect that revenues from our online course offerings will increase. However, if improvements to our online offerings and technologies are delayed, result in systems interruptions or are not aligned with market expectations or preferences, we may lose market share and our growth prospects could be adversely affected.

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

Our office space and service and learning centers are presently mainly located on leased premises. We own 7,582 square meters of building space in Beijing and approximately 2,000 square meters in other cities. The lease term of our leased premises generally ranges from one to 15 years and the lease agreements are renewable upon mutual consent at the end of the applicable lease period. We may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could adversely affect our business. We may have to relocate our operations for various other reasons, including increasing rentals, failure in passing the fire inspection in certain locations and the early termination of lease agreements. In addition, if the leased premises where our learning centers located do not pass the fire inspection or do not comply with the relevant fire safety regulations, we may have to close such learning centers. We also have not registered most of our lease agreements with the relevant PRC governmental authorities as required by relevant PRC law. We may be required by the relevant governmental authorities to complete such registration, or otherwise subject to fines ranging from RMB1,000 to RMB10,000 for each lease agreement that has not been registered. However, failure to complete such registration would not affect the enforceability of the relevant lease agreements in practice.

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

On June 30, 2016, we signed a 3-year $400 million term and revolving facilities agreement with a group of arrangers led by Deutsche Bank AG, Singapore Branch. The facilities, a $225.0 million 3-year bullet maturity term loan and a $175 million 3-year revolving facility, are priced at 250 basis points over LIBOR. As of February 28, 2019, the balance under the facilities was $195.0 million.

On February 1, 2019, we signed a 3-year $600 million term and revolving facilities agreement with a group of arrangers led by Deutsche Bank AG, Singapore Branch. The facilities, a $270 million 3-year bullet maturity term loan and a $330 million 3-year revolving facility, are priced at 175 basis points over LIBOR. As of February 28, 2019, we had not withdrawn any amount under the facilities.

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

We have experienced recent fluctuations in our margins.

Many factors may cause our margins to decline. For example, our gross margin may decrease as costs incurred in the expansion of our business and our physical network of learning centers and service centers increase faster than our revenues. In addition, new investments and acquisitions may cause our margins to decline before we successfully integrate the acquired businesses into our operations and realize the full benefits of these investments and acquisitions. In recent years, we have experienced declines in our margins, but have seen both of our gross margin and operating margin improving for the most recent fiscal year. However, there can be no assurance that our margins will continue to improve, or will not decline or fluctuate, in the future.

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

We have limited liability insurance coverage for our students and their parents in most of our learning centers. A successful liability claim against us due to injuries suffered by our students or other people on our premises could materially and adversely affect our financial conditions, results of operations and reputation. Even if unsuccessful, such a claim could cause adverse publicity to us, require substantial cost to defend and divert the time and attention of our management. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Accidents or injuries suffered by our students or other people on our premises may adversely affect our reputation, subject us to liability and cause us to incur substantial costs.” In addition, we do not have any business disruption insurance. Any business disruption event could result in substantial cost to us and diversion of our resources.

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

Although we have a daily backup system that runs on different servers for our operating data, we may still lose important student data or suffer disruption to our operations if there is a failure of the database system or the backup system. In addition, computer hackers may attempt to penetrate our network security and our website. We have in the past experienced several computer attacks, although they did not materially affect our operations. We may be required to invest significant resources in protecting against the foregoing technological disruptions and/or security breaches, or to remediate problems and damages caused by such incidents, which could increase the cost of our business and in turn adversely affect our financial conditions and results of operations. Unauthorized access to our proprietary business information or customer data may be obtained through break-ins, sabotage, breach of our secure network by an unauthorized party, computer viruses, computer denial-of-service attacks, employee theft or misuse, breach of the security of the networks of our third party providers, or other misconduct. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our network security or our website change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. It is also possible that unauthorized access to customer data may be obtained through inadequate use of security controls by customers. We would suffer economic and reputational damages if a technical failure of our systems or a security breach compromises student data, including identification or contact information, although there has not been any material compromise in the past. Any disruption to our computer systems could therefore have a material adverse effect on our on-site operations and ability to retain students and increase student enrollments.

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

Our management has concluded that our internal control over financial reporting was effective as of February 28, 2019, and our independent registered public accounting firm has issued an attestation report which concludes that our internal control over financial reporting was effective in all material aspects as of February 28, 2019. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. In addition, we need to continue to evaluate the consolidation of our VIEs and VIEs’ subsidiaries and schools given the change in the ownership or voting power of the Company by the nominee shareholders of the VIEs. As a result, although we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act of 2002, any failure to maintain effective internal controls over financial reporting could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs.

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

We adopted a share incentive plan in June 2010 that permits granting of options to purchase our Class A common shares, restricted shares, restricted share units, share appreciation rights, dividend equivalent rights and other instruments as deemed appropriate by the administrator under the plan. In August 2013, we amended and restated our 2010 Share Incentive Plan. Pursuant to the amended and restated 2010 Share Incentive Plan, the maximum aggregate number of Class A common shares that may be issued pursuant to all awards under our share incentive plan is equal to five percent (5%) of the total issued and outstanding shares as of the date of the amended and restated 2010 Share Incentive Plan. However, the shares reserved may be increased automatically if and whenever the unissued share reserve accounts for less than one percent (1%) of the total then issued and outstanding shares, so that after the increase, the shares unissued and reserved under this plan immediately after each such increase shall equal five percent (5%) of the then issued and outstanding shares. As of March 31, 2019, 11,970,588 non-vested restricted Class A common shares and 1,032,025 share options to purchase 1,032,025 Class A common shares under our share incentive plan previously granted to our employees and directors are outstanding. As a result of these grants and potential future grants under the plan, we have incurred and will continue to incur share-based compensation expenses. We had share-based compensation expenses of $36.1 million, $47.1 million and 77.3 million for the fiscal years ended February 28, 2017, 2018 and 2019, respectively. As of February 28, 2019, the unrecognized compensation expenses amounted to $382.8 million related to the non-vested restricted shares, which will be recognized over a weighted-average period of 6.0 years, and $10.3 million related to share options, which will be recognized over a weighted-average period of 4.6 years. Expenses associated with share-based compensation awards granted under our share incentive plan may materially reduce our future net income. However, if we limit the size of grants under our share incentive plan to minimize share-based compensation expenses, we may not be able to attract or retain key personnel.

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

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. In August 2018, the Ministry of Justice published a draft Implementation Rules for Private Education Law, or the draft Implementation Rules, for review. The draft Implementation Rules, among other things, provide that entities implementing group-based education shall not control non-profit schools by merger, acquisition, franchise or contractual arrangements. The draft Implementation Rules also provide that transactions among private schools and their affiliates shall be fair and open to public. For those agreements entered into by non-profit schools and their affiliates which is long-term or involving important interests or repeated performance, the educational authorities shall audit the necessity, legitimacy and legal compliance of such agreements. Such requirements, if remained in the final version and signed into law, may challenge the validity and enforceability of our VIE Contractual Arrangements.

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

We have relied and expect to continue to rely on the VIE Contractual Arrangements to operate our education business in China. See “Item 4. Information on the Company—B. Business Overview—Organizational Structure—VIE Contractual Arrangements.” The VIE Contractual Arrangements may not be as effective in providing us with control over our Consolidated Affiliated Entities as direct ownership. If we had direct ownership of the Consolidated Affiliated Entities, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of these entities, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the VIE Contractual Arrangements, we rely on the performance by our Consolidated Affiliated Entities and their respective shareholders of their obligations under the contracts to exercise control over and receive economic benefits from our Consolidated Affiliated Entities.

We have entered into equity pledge agreements with our VIEs and their respective shareholders to guarantee the performance of the obligations of our Consolidated Affiliated Entities under the exclusive business cooperation agreements they have entered into with us. Pursuant to the equity pledge agreements entered into by and among Xueersi Education, Xueersi Network, Xinxin Xiangrong, the shareholders of the above three companies and TAL Beijing, our wholly-owned subsidiary, 100% equity interests of Xueersi Education, Xueersi Network and Xinxin Xiangrong have been pledged to TAL Beijing. Pursuant to the equity pledge agreement entered into by and among Lebai Information, Lebai Education and the sole shareholder of Lebai Education, 100% equity interests of Lebai Education has been pledged to Lebai Information. The pledge of the 100% registered capital of Xueersi Education, Xueersi Network as well as Xinxin Xiangrong to TAL Beijing, and the pledge of the 100% registered capital of Lebai Education to Lebai Information have been registered with the local branch of SAIC. The equity pledge agreements with the shareholders of the VIEs provide that the pledged equity interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the principal service agreements and the scope of pledge shall not be limited by the amount of the registered capital of the VIEs. However, it is possible that a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt, which takes last priority among creditors.

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

All the material agreements under the VIE Contractual Arrangements, which are summarized under “Item 4. Information on the Company—B. Business Overview—Organizational Structure—VIE Contractual Arrangements,” are governed by PRC law and provide for the resolution of disputes under the agreements through arbitration in Beijing. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in China is not as developed as some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce the VIE Contractual Arrangements. Under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event we are unable to enforce the VIE Contractual Arrangements, we may not be able to exert effective control over our Consolidated Affiliated Entities, and our ability to conduct our business may be negatively affected.

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

The principal regulations governing private education in China are The Private Education Law, or Private Education Law, and The Implementation Rules for Private Education Law, or Implementation Rules. Before September 1, 2017, under the Private Education Law and Implementation Rules, a private school may elect to be a school that does not require reasonable returns or a school that requires reasonable returns. At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school, if any. A private school that requires reasonable returns must publicly disclose such election and additional information required under the regulations. A private school shall consider factors such as the school’s tuition, ratio of the funds used for education-related activities to the course fees collected, admission standards and educational quality when determining the percentage of the school’s net income that would be distributed to the investors as reasonable returns. However, none of the current PRC laws and regulations provides a formula or guidelines for determining “reasonable returns.” In addition, none of the current PRC laws and regulations sets forth clear requirements or restrictions on a private school’s ability to operate its education business based on such school’s status as one that does or does not require reasonable returns.

On November 7, 2016, the Standing Committee of the National People’s Congress amended the Private Education Law, or the Amended Private Education Law, which took effect on September 1, 2017. Under the Amended Private Education Law, the term “reasonable return” is no longer used, and sponsors of private school may choose to establish non-profit or for-profit private schools at their own discretion. Sponsors of for-profit private schools are entitled to retain the profits from their schools and the operating surplus may be allocated to the sponsors pursuant to the PRC Company Law and other relevant laws and regulations. Sponsors of non-profit private schools are not entitled to any distribution of profits from their schools and all revenue must be used for the operation of the schools. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—The Law for Private Education Law and the Implementation Rules for Private Education Law.”

However, as of the date of this annual report, the implementation rules for the Amended Private Education Law or the relevant regulations adopted by competent government authorities in certain provinces have not been promulgated. It remains uncertain how the Amended Private Education Law will be interpreted and implemented and impact our business operations. There is no assurance that we will be able to operate our business in full compliance with the Amended Private Education Law or any relevant regulations in a timely manner or at all. Should we fail to fully comply with the Amended Private Education Law or any relevant regulations as interpreted by the relevant government authorities, we may be subject to administrative fines or penalties, an order to suspend the operation and refund the tuition fee or other negative consequences which could materially and adversely affect our brand name and reputation, and our business, financial condition and results of operations. As a holding company, we rely on dividends and other distributions from our PRC subsidiaries, including TAL Beijing and Lebai Information. TAL Beijing, Lebai Information and their designated affiliates are entitled to receive service fees from the schools according to the relevant exclusive business cooperation agreements. We do not believe that TAL Beijing, Lebai Information and their designated affiliates’ right to receive the service fees from the schools will be affected by such elections, but if our judgment turns out to be incorrect, TAL Beijing, Lebai Information and our other PRC subsidiaries’ ability to make distributions or pay dividends to us may be materially and adversely impacted. If our schools choose to be non-profit private education entities, our contractual arrangements with such schools may be subject to more stringent scrutiny. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the agreements that establish the structure for operating our business in China are not in compliance with applicable PRC laws and regulations, we could be subject to severe penalties.”

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

Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and how it may impact our business, financial condition and results of operations.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which will come into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The enacted Foreign Investment Law does not mention concepts such as “actual control” and “controlling PRC companies by contracts or trusts” that were included in the previous drafts, nor did it specify regulation on controlling through contractual arrangements, and thus this regulatory topic remains unclear under the Foreign Investment Law. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment,” which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, such as unwinding our existing contractual arrangements and/or disposal of our related business operations, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Uncertainties with respect to PRC regulatory restrictions on after-school services could have a material adverse effect on us.

Under the regime of the Law on the Promotion of Private Education of China, the PRC government authorities have promulgated a number of regulations and implementation rules in 2018 governing the education industry and the after-school tutoring service market, including the Circular 3, the State Council Opinions 80, as well as Circular 10. See “Item 4. Information on the Company—B. Business Overview—PRC Regulations—Circular on Special Enforcement Campaign concerning After-school Training Institutions to Alleviate Extracurricular Burden on Students of Primary and Secondary Schools” and “Item 4. Information on the Company—B. Business Overview—PRC Regulations—Opinions on Regulating Development of After-school Tutoring Institutions” for more details.

These new regulations and implementation rules provide a series of requirements in the operation of after-school tutoring business, which include that, among others: (1) key course information, including subjects, course schedules and course syllabi, for school academic subjects courses, shall be filed with the local education administration authorities and be made publicly available, and the progress of the courses shall not surpass the same-period progress of local primary schools and secondary schools; (2) training classes shall not be scheduled in conflict with the regular schooling time in local primary schools and secondary schools; (3) tutoring activities shall end before 8:30 p.m.; (4) homework shall not be assigned; (5) scored examination, competition or ranking in connection with the courses of primary schools or secondary schools shall not be arranged; (6) tuition fees for a period spanning more than three months should not be collected at one time; (7) no fees other than those that have been made public and no compulsory fund-raising in any name may be made against the students; (8) student safety insurance shall be purchased by the after-school tutoring institutions; (9) teaching staff who teach Chinese, mathematics, foreign language, physics, chemistry and other subjects in the compulsory education stage as well as the academic subjects related to the entering of a higher school and their extension training shall have the requisite teacher qualifications; (10) online education institutions shall also make their teachers’ name, photograph, teaching classes and teaching qualification number public at prominent location on their home page.

We have been making efforts to ensure compliance with these regulations and implementation rules but there is no assurance that our operations comply with all applicable regulations in a timely manner due to various factors beyond our control. In particular, certain regulations and implementation provides new requirements and PRC government authorities have significant amount of discretion in interpreting, implementing and enforcing rules and regulations. If we fail to comply with the applicable legal requirements concerning the operation of after-school tutoring business in a timely manner, the relevant learning centers may be subject to the order of rectification, fines, confiscation of the gains derived from noncompliant operations or the suspension of noncompliant operations, which may materially and adversely affect our business and results of operations.

In addition, uncertainties still exist as the competent authorities may set more specific and stringent operation requirements for after-school tutoring institutions. We may be unable to meet such requirements in a prompt manner or incur additional costs in complying with such requirements, which may adversely affect our business, financial conditions and results of operations.

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

Failure to comply with governmental regulation and other legal obligations concerning personal information may adversely affect our business, as we routinely collect, store and use personal information.

We routinely collect, store and use personal information during the ordinary course of our business. We are subject to PRC laws and regulations governing the receiving, storing, sharing, using, processing, disclosure and protection of personal information on the internet and mobile platforms. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Laws of Protection of Personal Information of Citizen.” The scope of these laws and regulations is evolving and further detailed implementation rules and interpretations may be promulgated. It is possible that these obligations may be interpreted and applied in a manner that is inconsistent with our practices. In addition, the Office of the Central Cyberspace Affairs Commission, the Ministry of Industry and Information Technology, the Ministry of Public Security, and the State Administration for Market Regulation jointly issued an announcement on January 23, 2019 regarding carrying out special campaigns against mobile internet application programs collecting and using personal information in violation of applicable laws and regulations, which prohibits business operators from collecting personal information irrelevant to their services, or forcing users to give authorization in disguised manner. As this announcement is relatively new, we cannot assure you we can adapt our operations to it in a timely manner. If we fail to comply with these laws and regulations, we may be penalized by relevant authorities and be subject to litigation or negative publicity against us by consumer advocacy groups or others, and our operations or reputation could be adversely affected.

We are required to obtain various operating licenses and permits and to make registrations and filings for our tutoring services in China; failure to comply with these requirements may materially and adversely affect our business and results of operations.

We are required to obtain and maintain various licenses and permits and fulfill registration and filing requirements in order to operate our tutoring service business. For instance, a duly approved private school will be granted a Permit for Operating a Private School, and shall be registered with the Ministry of Civil Affairs or its local branches as a non-profit school or registered with the relevant local branch of the SAIC as a for-profit school. In addition, pursuant to the State Council Opinions 80 and relevant RPC laws and regulations, opening branches or learning centers by any after-school tutoring institution shall also be subject to registration or filing requirements. As of February 28, 2019, we had 676 learning centers in operation, of which 479 learning centers offer Xueersi small classes, 81 learning centers offer Firstleap small classes and 15 learning centers offer Mobby small classes. As of February 28, 2019, certain of our learning centers had not completed filing requirements for permits or registrations, which in the aggregate accounted for an immaterial portion of our total net revenues for the fiscal year ended February 28, 2019.

We are in the process of preparing filings and applying for permits for these learning centers in accordance with the State Council Opinions 80 and relevant PRC laws and regulations but do not expect to complete all such filings and obtain all such permits in the near term. We are also considering other potential locations for certain learning centers we may have difficulty to obtain permits. We have been taking steps to meet these requirements, but there is no assurance that our efforts will result in full compliance given the significant amount of discretion PRC government authorities have in interpreting, implementing and enforcing rules and regulations and due to other factors beyond our control. However, if we fail to obtain or maintain requisite licenses and permits or fulfill requisite registration and filing requirements to operate our after-school tutoring business, including any failure to cure non-compliance in a timely manner, we may be subject to fines, confiscation of the gains derived from non-compliant operations or the suspension of non-compliant operations, which may materially and adversely affect our business and results of operations.

We face risks and uncertainties with respect to our online education business.

We deliver certain tutoring services through our online course offerings. According to Circular 10, online educational institutions shall file with the provincial education departments, the class name, course content, enrollment target, course progress and class time for courses on school academic subjects, and shall also make their teachers’ name, photograph, teaching classes and teaching qualification number public at prominent location on their home page. We have been making efforts to ensure compliance with Circular 10, including without limitation, reporting to relevant educational authorities information regarding our online course offering and disclosing required information of lecture teachers on our websites. However, there is no assurance that our efforts will be found by relevant authorities as full compliance in timely manner. If we fail to comply with the applicable legal requirements concerning online education business in a timely manner, we may be subject to the order of rectification, fines, confiscation of the gains derived from noncompliant operations or the suspension of noncompliant operations, which may materially and adversely affect our online education business and results of operations.

Any of our Consolidated Affiliated Entities that provide online course services are required to obtain an ICP license from the appropriate telecommunications authorities or otherwise register each and all of their websites, on which we provide online courses, in the existing and effective ICP licenses held by the relevant Consolidated Affiliated Entities. If any of such entities fail to obtain the ICP license or complete the required registration in a prompt manner, we may become subject to rectification order, significant penalties, fines, legal sanctions or an order of closing our relevant websites.

In addition, uncertainties still exist as new laws and regulations, including without limitation the amended Implementation Rules, may set more specific and stringent requirements for online educational institutions, such as requiring online educational institutions to obtain Permit for Operating a Private School. We may be unable to comply with such new laws and regulations in a prompt manner or incur additional costs in complying with relevant requirements, which may adversely affect our business, financial conditions and results of operations.

We face risks and uncertainties in printing and providing teaching handouts and other materials to our students.

Our certain wholly-owned subsidiaries and Consolidated Affiliated Entities engage in printing and providing teaching handouts and other materials to our students. According to the Administrative Regulations on Publication, any entity engaging in the activities of publishing, printing, copying, importation or distribution of publications, shall obtain relevant permits of publishing, printing, copying, importation or distribution of publications. See “Item 4. Information on the Company—B. Business Overview—PRC Regulations—Regulations on Publishing and Distribution of Publications.” Under the new regulation, it is uncertain whether printing and providing teaching handouts and other materials to our students would be deemed publishing activities. If the General Administration of Press and Publication or its local branches or other competent authorities deem such activities as publishing, we may become subject to significant penalties, fines, legal sanctions or an order suspending our printing and provision of teaching handouts and other materials to our students.

If the relevant PRC regulatory authorities subsequently determine that personalized premium services must be operated through schools or for-profit training institutions that meet certain legal requirements, our personalized premium services business would be exposed to increased risks, which may materially and adversely affect our business and results of operations.

Some of the personalized premium services we offer in Beijing are offered through Beijing Huanqiu Zhikang Shidai Education Consulting Co., Ltd., or Huanqiu Zhikang, and Zhixuesi Education Consulting (Beijing) Co., Ltd., or Zhixuesi Beijing, both of which are our wholly owned foreign-invested companies under PRC laws. Huanqiu Zhikang and Zhixuesi Beijing together with their branches have obtained business licenses from the Beijing branch of the SAIC but neither of them have obtained Permit for Operating a Private School. In addition, in cities other than Beijing, some of the subsidiaries of our VIEs in the form of limited liability companies engaging in the personalized premium services have not obtained Permit for Operating a Private School, as required by the Private Education Law. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—The Law for Private Education Law and the Implementation Rules for Private Education Law.”

We have been making efforts to apply for the Permit for Operating a Private School for our wholly-owned subsidiaries and the subsidiaries of VIEs that engage in personalized premium services but have not obtained such permit. We may not be able to obtain the Permit for Operating a Private School in a timely manner given that the relevant local authorities may have not promulgated the implementing rules and guidelines for applications of such permit and that the local authorities may further set more specific and stringent operation requirements for applying such permit. If we fail to obtain Permits for Operating a Private School for the entities engaging in personalized premium services, the relevant entities may be subject to fines, confiscation of the gains derived from noncompliant operations or the suspension of noncompliant operations, which may materially and adversely affect our business and results of operations.

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

The global macroeconomic environment is facing challenges, including the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone since 2014 and the uncertain impact of “Brexit.” The PRC economy has shown slower growth compared to the previous decade since 2012 and such slowdown may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. There have also been concerns on the relationship between China and other countries, including the surrounding Asian countries, which may potentially result in economic effects such as foreign investors exiting the China market and other economic effects. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Recent changes in U.S. trade policies, including new tariffs on imports from China generally, and reactions by a number of markets including China in response to these U.S. actions, may have a material adverse effect on global economic conditions and the stability of global financial markets, and they may significantly reduce global trade and, in particular, trade between China and the United States. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

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

We are a holding company and conduct substantially all of our business through our operating subsidiaries and Consolidated Affiliated Entities. We may rely on dividends paid by our subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. In particular, regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. PRC companies are also required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their statutory surplus reserves until the accumulative amount of such reserves reaches 50% of their registered capital. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries and Consolidated Affiliated Entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. The PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. In addition, PRC companies may allocate a portion of their after-tax profit to their staff welfare and bonus fund at the discretion of their boards of directors. Our PRC subsidiaries and Consolidated Affiliated Entities historically have not allocated any of their after-tax profits to staff welfare and bonus funds, since there is no legal requirement to do so, but they may nevertheless decide to set aside such funds in the future. There is no maximum amount of after-tax profit that a company may contribute to such funds. Moreover, each of our affiliated schools is required to allocate certain amount of profits to its development fund for the construction or maintenance of school facilities or procurement or upgrade of educational equipment at the end of each fiscal year. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Private Education—The Law for Private Education Law and the Implementation Rules for Private Education Law” for a discussion on the requirements for private schools to make allocations to school development funds. Any direct or indirect limitation on the ability of our PRC subsidiaries to distribute dividends and other distributions to us could materially and adversely limit our ability to make investments or acquisitions at the holding company level, pay dividends or otherwise fund and conduct our business.

PRC laws and regulations may limit the use of the proceeds we received from our financing activities for our investment or operations in China.

In utilizing the proceeds we received from our financing activities, such as offering convertible senior notes in May 2014 and obtaining credit facilities in June 2016, as an offshore holding company with PRC subsidiaries, we may (i) make additional capital contributions to our PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries or our VIEs, or (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

•	capital contributions to our subsidiaries in China, whether existing ones or newly established ones, must be filed with the Minister of Commerce, or MOFCOM, or its local branches and must also be registered with the local bank authorized by State Administration of Foreign Exchange, or SAFE;

•	loans by us to our subsidiaries in China, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with local branches of SAFE; and

•	loans by us to our Consolidated Affiliated Entities, which are domestic PRC entities, must be registered with the National Development and Reform Commission and must also be registered with SAFE or its local branches.

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

The Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-Trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular 75, requires PRC residents to register with the relevant local branch of SAFE before establishing or controlling any company outside China, referred to as an offshore special purpose company, for the purpose of raising funds from overseas to acquire or exchange the assets of, or acquiring equity interests in, PRC entities held by such PRC residents and to update such registration in the event of any significant changes with respect to that offshore company. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014, which replaced SAFE Circular 75. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions. Further, the National Development and Reform Commission, or NDRC, issued the Administrative Measures for Outbound Investment by Enterprises, or Circular 11, on December 26, 2017, which took effect on March 1, 2018, pursuant to which the outbound investment via the overseas enterprises controlled by PRC residents are subject to verification and approval, record-filing and reporting to the NDRC. Failure to comply with such verification and approval, record-filing and reporting requirements may subject such PRC Residents to personal liability. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Administrative Measures for Outbound Investment by Enterprises” for more detail of Circular 11.

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

The MOFCOM, the State Assets Supervision and Administration Commission, the State Administration of Taxation, or the SAT, the SAIC, the China Securities Regulatory Commission, or CSRC, and SAFE jointly adopted regulations commonly referred to as the M&A Rules. The M&A Rules establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Further, pursuant to the Circular 11 issued by NDRC, outbound investment via the overseas enterprises controlled by PRC residents are subject to verification and approval, record-filing and reporting requirements to the NDRC. According to Circular 11, sensitive projects, such as outbound investment in real estate, hotels, news media, cinemas or sports club, carried out by overseas enterprises controlled by PRC residents shall obtain verification and approval from the NDRC prior to the implementation of the project. The non-sensitive projects carried out by the overseas enterprise directly controlled by PRC residents, including by means of making asset or equity investment, or providing financing or guarantee, shall complete record-filing with the competent authority prior to the implementation of the Project. The non-sensitive projects carried out by the overseas enterprise indirectly controlled by PRC residents with the investment amount over RMB0.3 billion shall be reported to the NDRC of relevant information by submitting an information reporting form for large-amount non-sensitive projects. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Administrative Measures for Outbound Investment by Enterprises” for more detail of Circular 11. Through our dual-class share structure, Mr. Bangxin Zhang, a PRC citizen, possesses and controls 71.8% of the voting power of our company as of May 8, 2019, thus our investment outside China are subject to the abovementioned verification and approval, record-filing and reporting requirements to the NDRC under Circular 11.

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

A number of our PRC subsidiaries and Consolidated Affiliated Entities, such as TAL Beijing, Yidu Huida Education Technology (Beijing) Co., Ltd., or Yidu Huida, Beijing Xintang Sichuang Education Technology Co., Ltd., or Beijing Xintang Sichuang, Beijing Yizhen Xuesi Education Technology Co., Ltd., or Yizhen Xuesi, are qualified “HNTE” or “Software Enterprise” and accordingly are entitled to applicable preferential tax treatment. Furthermore, Yidu Huida was entitled to preferential tax rate of 10% in 2016 and 2017 due to its “Key Software Enterprise” status designated by the relevant government authorities. For calendar year 2018, Yidu Huida, TAL Beijing and Beijing Xintang Sichuang applied for the qualification of Key Software Enterprise to enjoy the preferential tax rate of 10%. As of the date of this annual report, the filings are still being reviewed by the tax authorities. However, there can be no assurance that any of these entities will continue to enjoy the preferential tax rate as a “Key Software Enterprise.” See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation—PRC Enterprise Income Tax.”

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

In addition, the SAT issued the Bulletin on Issues Concerning the Determination of Resident Enterprises on the Basis of their Actual Management Bodies in January 2014 to provide more guidance on the implementation of the above circular. This bulletin further provided that, among other things, an entity that is classified as a “resident enterprise” in accordance with the circular shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors registered. From the year in which the entity is determined as a “resident enterprise”, any dividend, profit and other equity investment gain shall be taxed in accordance with the Article 26 of the EIT law and the Article 17 and Article 83 of its implementation rules. Although both the circular and these bulletins only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals.

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

We offer certain online courses on our platform. In the fiscal years ended February 28, 2017, 2018 and 2019, revenues derived from audio-video program services offered through www.xueersi.com that may be subject to the Audio-Video Program Measures were 4.7%, 7.0% and 13.3%, respectively, of our total net revenues. Our teachers and students communicate and interact live with each other via our platforms. The audio and video data are transmitted through the platforms between specific recipients instantly without any further redaction. We believe the nature of the raw data we transmit distinguishes us from general providers of internet audio-visual program services, such as the operator of online video websites, and the provision of the Internet Audio-Video Program Measures and the Broadcasting Audio-Video Programs Regulations are not applicable with regard to our offering of the courses in live streaming format. However, we cannot assure you that the competent PRC government authorities will not ultimately take a view contrary to our opinion. In addition, we also offer video recordings of live streaming courses and certain other educational audio-video contents on our online platforms to our students. If the government authorities determine that our provision of online tutoring services falls within the Internet Audio-Video Program Measures or the Broadcasting Audio-Video Programs Regulations, we may not be able to obtain the required permit or license. If this occurs, we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

Our revenues and costs are mostly denominated in RMB. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions and foreign exchange policies. After the PRC government changed its policy of pegging the value of RMB to the U.S. dollar in 2005, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in recent years the RMB has depreciated significantly against the U.S. dollar. Since October 1, 2016, the RMB has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

Prior to the issuance of SAFE Circular 7, we received approval from SAFE’s Beijing branch in regards to applications we had submitted on behalf of certain of our employees who hold a significant number of restricted shares. Upon the issuance of SAFE Circular 7, we renewed our registration on behalf of these employees in accordance with SAFE Circular 7 as SAFE Circular 78 ceased to be applicable for such registration. From time to time, we need to apply for or to update our registration with SAFE or its local branches on behalf of our employees who are granted options or registered shares under our share incentive plan or material changes in our current share incentive plan. As of April 30, 2019, we have completed such registration with SAFE or its local branches. However, we may not always be able to make applications or update our registration on behalf of our employees who hold our restricted shares or other types of share incentive awards in compliance with SAFE Circular 7, nor can we ensure you that such applications or update of registration will be successful. If we or the participants of our share incentive plan who are PRC citizens fail to comply with SAFE Circular 7, we and/or such participants of our share incentive plan may be subject to fines and legal sanctions, there may be additional restrictions on the ability of such participants to exercise their stock options or remit proceeds gained from sale of their stock into China, and we may be prevented from further granting share incentive awards under our share incentive plan to our employees who are PRC citizens. Such events could adversely affect our business operations.

The audit report included in this annual report is prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the United States Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditors are not currently inspected by the PCAOB. On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China.  On inspection, it appears that the PCAOB continues to be in discussions with the Mainland China regulators to permit inspections of audit firms that are registered with PCAOB in relation to the audit of Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest from the U.S. regulators. However, it remains unclear what further actions the SEC and PCAOB will take and its impact on Chinese companies in the U.S..

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

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the mainland Chinese affiliates of the “Big Four” accounting firms (including the mainland Chinese affiliate of our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the Chinese accounting firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the Chinese accounting firms reached a settlement with the SEC whereby the proceedings were stayed. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents would normally be made to the CSRC. The Chinese accounting firms would receive requests matching those under Section 106 of the Sarbanes-Oxley Act of 2002, and would be required to abide by a detailed set of procedures with respect to such requests, which in substance would require them to facilitate production via the CSRC. The CSRC for its part initiated a procedure whereby, under its supervision and subject to its approval, requested classes of documents held by the accounting firms could be sanitized of problematic and sensitive content so as to render them capable of being made available by the CSRC to U.S. regulators.

Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice at the end of four years starting from the settlement date, which was on February 6, 2019. Despite the ending of the proceedings, the presumption is that all parties will continue to apply the same procedures. In other words, the SEC will continue to make its requests for the production of documents to the CSRC, and the CSRC will normally process those requests applying the sanitisation procedure. We cannot predict whether, in cases where the CSRC does not authorize production of requested documents to the SEC, the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law. If additional challenges are imposed on the Chinese affiliates of the “big four” accounting firms, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

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

The market price for our ADSs has fluctuated significantly since we first listed our ADSs. For the fiscal year ended February 28, 2019, the closing prices of our ADSs have ranged from $21.48 to $46.80 per ADS, and the last reported trading price on May 15, 2019 was $35.54 per ADS.

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

Upon any transfer of Class B common shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B common shares shall be automatically and immediately converted into the equal number of Class A common shares. In addition, if at any time, any of the persons who held Class B common shares immediately before our initial public offering and their affiliates collectively own less than 5% of the total number of the issued and outstanding Class B common shares, each issued and outstanding Class B common share owned by such Class B holder shall be automatically and immediately converted into one share of Class A common share, and no Class B common shares shall be issued by us thereafter. Due to the disparate voting powers attached to these two classes, as of May 8, 2019, holders of our Class B common shares (excluding any Class A common shares such holder may hold in the form of ADSs) collectively held approximately 84.3% the voting power of our outstanding shares and have considerable influence over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A common shares and ADSs may view as beneficial.

Our corporate actions are substantially controlled by our officers, directors and their affiliated entities.

As of May 8, 2019, our executive officers, directors and their affiliated entities beneficially owned approximately 35.4% of our total outstanding shares, representing 84.4% of our total voting power. These shareholders, if they acted together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions and they may not act in the best interests of other minority shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

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

The conversion of some or all of our convertible notes may dilute the ownership interests of existing shareholders. Any sales in the public market of the ordinary shares issuable upon such conversion could adversely affect prevailing market prices of our ordinary shares. Up to February 28, 2019, an aggregate of 51,498,999 ADSs, giving effect to the adjustment provisions of cash dividend and ADS ratio change actions, were issued and delivered to holders of our convertible notes upon their conversion requests. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the market price of our ordinary shares.

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

While we do not believe that we were a PFIC for the taxable year ended February 28, 2019 and do not anticipate becoming a PFIC for the foreseeable future, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we were to be or become classified as a PFIC, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—General”) may be subject to reporting requirements and may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or common shares and on the receipt of distributions on the ADSs or common shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our ADSs or common shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ADSs or common shares. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of holding and disposing of ADSs or common shares if we are or become classified as a PFIC. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—PFIC Considerations” and “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—PFIC Rules.”

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

We have made certain other principal expansion of our service offerings:

•	in January 2016, we completed the acquisition of Firstleap Education, a provider of all-subject tutoring services in English to children aged from two to fifteen years old in China;

•	in February 2016, we acquired majority equity interest of Beijing Yinghe Youshi Technology Co., Ltd., or Yinghe Youshi, which primarily provides online preparation services of English tests for study abroad purposes, and purchased all its remaining noncontrolling interest in 2017;

•	in July 2016, we acquired Beijing Shunshun Bida Information Consulting Co., Ltd., or Shunshun Bida, which primarily engages in providing professional counseling services to students who desire to study abroad;

•	in August 2016, we acquired majority equity interest in Shanghai Yaya Information Technology Co., Ltd., or Shanghai Yaya, which primarily operated an online platform focusing on children, babies and maternity market; we further acquired most of its remaining noncontrolling interest in Shanghai Yaya in 2017; and

•	in fiscal year 2019, we obtained control of Shanghai Xiaoxin Information and Technology Co., Ltd., a previously minority investee by acquiring more equity interests. This investee is mainly engaged in the development of communication tools between teachers and students.

We have also made certain material investments in other businesses that complement our existing business, including the following in recent years:

•	in January 2014, we made a minority equity investment in BabyTree Inc., an online parenting community and an online retailer of products for children, baby and maternity wear in China;

•	since April 2015, we have entered into a series of transactions to invest for minority equity interest in Changing Education Inc., which operates a customer-to-customer mobile tutoring platform in China;

•	in August 2016, we made a minority equity investment in Shanghai Zhengda Ximalaya Technology Company Limited, an online Frequency Modulation radio platform;

•	in July 2018, we invested in minority equity interest in Jiangsu Qusu, a leading K-12 service platform for targeting teaching and learning;

•	in December, 2018, we invested in minority equity interest in Xiamen Meiyou Information and Technology Co., Ltd, an internet company focusing on providing services to female clients;

•	in fiscal year 2019, we completed three transactions with Hyphen, an online one-on-one teaching platform, to acquire its Series C+ convertible redeemable preferred shares; and

•	in fiscal year 2019, we completed two transactions with DaDa, a company providing one-on-one online English tutoring for children, to acquire its series C and D contingent redeemable preferred shares.

For more information on our acquisitions and investments, see Note 3 “Business Acquisitions”, Note 9 “Long-term investments” and Note 14 “Fair Value” to the consolidated financial statements.

For information on our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

In October 2010, we completed an initial public offering of 13,800,000 ADSs. On October 20, 2010, we listed our ADSs on the New York Stock Exchange under the symbol “XRS” and changed the symbol to “TAL” effective from December 1, 2016.

In May 2014, we issued $200 million in aggregate principal amount of 2.50% convertible senior notes due 2019. Additionally, we granted to the initial purchasers of the notes a 30-day option to purchase up to an additional $30 million in principal amount of notes. Upon the exercise of such option by certain initial purchasers, we issued an aggregate of $230 million in aggregate principal amount of the notes. The notes bear interest at a rate of 2.50% per year, payable semiannually in arrears on May 15 and November 15 of each year, beginning on November 15, 2014. The notes matured on May 15, 2019. Holders of the notes will have the right to require us to repurchase for cash all or part of their notes on May 15, 2017 or upon the occurrence of certain fundamental changes at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. The notes are convertible into ADSs, at the option of the holders, in integral multiples of one thousand principal amount at any time prior to the close of business on the second trading day immediately preceding the maturity date. Pursuant to the indenture relating to the notes, each holder has the right, at the option of such holder, to require us to purchase all or portion of such holder’s notes for cash on May 15, 2017. Accordingly, we have completed a put right offer. Based on information from Citibank, N.A. as the paying agent for the Notes, no principal amount of the Notes were validly surrendered and not withdrawn prior to the expiration of the put right offer. The aggregate purchase price of such Notes was nil.

In January 2018, we issued certain numbers of Class A common shares to a long-term equity investment firm for a total proceeds of approximately US$500 million.

In February 2019, we issued certain numbers of Class A common shares to a long-term equity investment firm for a total proceeds of approximately US$500 million.

Our principal executive offices are located at 15/F, Danling SOHO, 6 Danling Street, Haidian District, Beijing 100080, People’s Republic of China. Our telephone number at this address is +86 (10) 5292 6692. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. As of February 28, 2019, we had branch offices in 56 cities in China. Our agent for service of process in the United States in connection with our registration statement on Form F-1 for our initial public offering in October 2010 is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

B.	Business Overview

Overview

We are a leading K-12 after-school tutoring services provider in China. We mainly offer comprehensive tutoring services to K-12 students covering core academic subjects, including among others, mathematics, physics, chemistry, biology, history, geography, political science, English and Chinese. In order to diversify K-12 tutoring services, we also provide consulting services for overseas studies and preparation courses for major standardized tests, as well as operate several online community platforms including through www.jzb.com (together with the “Jiazhang Bang” app) and www.mmbang.com (together with the “Mama Bang” app). We also provide support in various forms such as educational products, contents, technologies, services and other learning resources to educational institutions and public schools in China through our various programs and solutions.

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

We deliver our tutoring services primarily through small classes (including Xueersi tutoring services, Mobby tutoring services and Firstleap tutoring services), personalized premium services and online course offerings. We are constantly working to expand and supplement our service offerings, through both internal development and strategic investments. As of February 28, 2019, our extensive educational network consisted of 676 learning centers and 499 service centers in 56 cities throughout China, as well as our online courses and online education platform. Our annual student enrollments increased from over 3.9 million in the fiscal year ended February 28, 2017 to approximately 14.0 million in the fiscal year ended February 28, 2019, representing a compound annual growth rate (CAGR), of 88.6%.

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

Our total net revenues increased from $1,043.1 million in the fiscal year ended February 28, 2017 to $2,563.0 million in the fiscal year ended February 28, 2019, representing a CAGR of 56.8%. Net income attributable to TAL Education Group increased from $116.9 million in the fiscal year ended February 28, 2017 to $367.2 million in the fiscal year ended February 28, 2019, representing a CAGR of 77.3%.

Our K-12 Tutoring Services

We deliver our K-12 tutoring services to our students through small-class offerings, personalized premium services and online courses.

Small-Class Offerings

We have been delivering courses in small-class offerings since the inception of our company through Xueersi small classes, which currently covers major subjects in supplement to school learnings. Xueersi small classes course consists of four semesters, namely the two school semesters in Spring and Fall and the two holiday semesters in summer and winter. Throughout the years, we have increasingly integrated online technologies into the course offerings. As of February 28, 2019, 479 of our 676 learning centers and 383 of our 499 service centers nationwide offered Xueersi small classes.

In 2011, we began offering our Mobby tutoring services. Mobby small classes typically have up to 12 to 16 children per class and is currently focused on comprehensive development based on STEM education, namely science, technology, engineering and mathematics, for young learners aged from two to fifteen. As of February 28, 2019, fifteen of our learning centers and fifteen of our service centers offered Mobby small classes.

In January 2016, we acquired 100% of equity interest in Firstleap Education, which provides all-subject small-class tutoring in English to students aged from two to fifteen. Firstleap small classes typically have up to 14 students per class. Most of the Firstleap business is carried out through Lebai Education and its subsidiaries and schools, which offered Firstleap small classes at 81 of our learning centers as of February 28, 2019. A small portion of the Firstleap business is carried out through franchisees, who are typically located in lower-tier cities and operate their own learning centers not within our network.

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

Personalized Premium Services

We began to offer personalized premium services in 2007 under our “Izhikang” brand. As of February 28, 2019, our Izhikang network included 101 learning centers and 101 service centers in 15 cities.

Our personalized premium services mainly provide customized curricula and course materials and flexible schedules to suit each student’s educational focus in a one-on-one student-teacher setting. We provide personalized premium services to cater to the specific requirements of our students, such as addressing weaknesses in particular subjects or topics, providing intensive examination and tailoring the pace of learning to accommodate above- or below-average learning curves. Key features of our personalized premium services include:

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

One-on-one student-teacher setting, supported by a team of experienced teachers. Each student in our personalized premium service has access to a large pool of experienced teachers. Teachers are chosen by students and their parents based on the interests and needs of each student. Our personalized premium services are mostly offered in one-on-one format, with a small portion of small-group classes, which typically consist of only two to eight students.

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

Since November 2017, we entered into certain content license agreements with Educational Testing Service, or ETS, pursuant to which, we and ETS intend to collaborate on launching our TOEFL and GRE preparation materials which, providing online practice and automated scoring and feedback systems to our students.

Our Teachers

We have a team of dedicated and highly qualified teachers with a strong passion for education, whom we believe are essential to our success. We are committed to maintaining consistent and high teaching quality across our business. This commitment is reflected in our highly selective teacher hiring process, our emphasis on continued teacher training and rigorous evaluation, competitive performance-based compensation and opportunities for career advancement. We had 11,084, 17,868 and 21,387 full-time teachers and 3,084, 2,511 and 4,616 contract teachers as of February 28, 2017, 2018 and 2019, respectively.

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

Our Network

As of February 28, 2019, our extensive network consisted of 676 learning centers and 499 service centers in the cities set forth in the table below. Our learning centers are physical locations where classes are conducted. Our service centers offer consultation, course selection, registration and other services, most of which are also provided by our call centers and online platform.

The following table sets forth the number of learning centers and service centers in each of the 56 cities in our physical network as of February 28, 2019.

City	Number of Learning Centers	Number of Service Centers
Beijing	135	88
Shanghai	63	47
Guangzhou	46	46
Nanjing	67	31
Shenzhen	42	40
Tianjin	35	25
Wuhan	29	23
Xi’an	29	20
Chengdu	18	16
Hangzhou	30	22
Zhengzhou	19	18
Chongqing	20	13
Suzhou	16	12
Taiyuan	10	5
Shenyang	18	7
Changsha	8	6
Shijiazhuang	5	5
Jinan	7	7
Hefei	8	4
Qingdao	5	5
Changchun	3	3
Luoyang	2	2
Nanchang	4	3
Ningbo	3	1
Wuxi	3	2
Fuzhou	7	6
Xiamen	2	2
Lanzhou	2	2
Dalian	1	1
Guiyang	2	2
Dongguan	1	1
Xuzhou	3	3
Changzhou	3	3
Nantong	3	2
Foshan	3	2
Zhenjiang	3	3
Shaoxing	1	1
Yangzhou	1	1
Yantai	1	1
Wenzhou	2	2
Zhongshan	1	1
Zibo	1	1
Huizhou	1	1
Huaian	1	1
Handan	1	1
Nanning	1	1
Kunming	1	1
Yinchuan	1	1
Urumqi	1	1
Haikou	1	1
Tangshan	1	1
Harbin	1	1
Huhehaote	1	1
Linyi	1	1
Weifang	1	1
Hongkong	1	1
Total	676	499

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

Marketing and Student Recruitment

We recruit students for our small-class business primarily through word-of-mouth referrals. Our reputation and brand have also greatly facilitated our student recruitment. Moreover, we engage in a range of marketing activities to enhance our brand recognition among prospective students and their parents, generate interest in our service offerings and further stimulate referrals. In the fiscal years ended February 28, 2017, 2018 and 2019, our selling and marketing expenses were $126.0 million, $242.1 million and $484.0 million, respectively, accounting for 12.1%, 14.1% and 18.9% of our total net revenues, respectively.

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

Competition

The after-school tutoring service sector in China is rapidly evolving, highly fragmented and competitive. We face competition in each type of service we offer and each geographic market in which we operate. Our competitors at the national level include New Oriental Education & Technology Group Inc., and certain online after-school tutoring services providers that integrate advanced technology in their services.

We believe the principal competitive factors in our business include the following:

•	brand;

•	overall student experience;

•	price-to-value;

•	type and quality of tutoring services offered; and

•	ability to effectively tailor service offerings to the needs of students, parents and educators.

We believe that we compete favorably with our competitors on the basis of the above factors. However, some of our competitors may have more resources than we do, and may be able to devote greater resources than we can to expand their business and market shares. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We face significant competition, and if we fail to compete effectively, we may lose our market share and our profitability may be adversely affected.”

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

To protect our brand and other intellectual property, we rely on a combination of trademark, copyright, patent, domain names, know-how and trade secret laws as well as confidentiality agreements with our employees, contractors and others. We cannot be certain that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate these rights. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to protect our intellectual property rights, our brand and business may suffer.”

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

PRC Education Law

The National People’s Congress enacted the PRC Education Law, most recent amendment of which was effective on June 1, 2016. The PRC Education Law sets forth provisions relating to the fundamental education systems of China, including a school system of preschool education, primary education, secondary education (including middle and high schools) and higher education, a system of nine-year compulsory education and a system of education certificates. The PRC Education Law stipulates that the government formulates plans for the development of education, and establishes and operates schools and other institutions of education. Under the PRC Education Law, enterprises, social organizations and individuals are in principle encouraged to operate schools and other types of educational organizations in accordance with PRC laws and regulations. The most recent amendment of Education Law, which became effective on June 1, 2016, abolished the provision that prohibits any organization or individual from establishing or operating a school or any other education institution for profit-making purposes. Nevertheless, schools and other education institutions sponsored wholly or partially by government financial funds and donated assets remain prohibited from being established as for-profit organizations.

The Private Education Law and the Implementation Rules for Private Education Law

The principal laws and regulations governing the private education industry in China are the Private Education Law and the Implementation Rules for Private Education Law, or collectively, the Private Education Law and Implementation Rules. The Private Education Law, which was promulgated by the Standing Committee of the National People’s Congress in 2002, the material amendments of which were effective in 2013 and 2017. Under the Private Education Law and Implementation Rules, “private schools” are defined as schools established by non-governmental organizations or individuals using non-government funds. In addition, under the regulations, private schools providing certifications, pre-school education, self-study aid and other academic education are subject to approval by the education authorities, while private schools engaging in occupational qualification training and occupational skill training are subject to approval by the authorities in charge of labor and social welfare. A duly approved private school will be granted a Permit for Operating a Private School, and shall be registered in accordance with relevant laws and regulations.

Under Private Education Law and Implementation Rules, private schools have the same status as public schools, though private schools are prohibited from providing military, police, political and other kinds of education that are of a special nature. Government-run schools that provide compulsory education are not permitted to be converted into private schools. In addition, under Private Education Law and Implementation Rules, operation of a private school is highly regulated. For example, a private school shall establish an executive council, a board of directors or any other form of decision-making body and such a decision-making body shall meet at least once a year. Teachers employed by a private school shall have the qualifications specified for teachers and meet the conditions provided for in the Teachers Law of the PRC, or the Teachers Law, and the other relevant laws and regulations, and there shall be a definite number of full-time teachers in a private school.

Before September 1, 2017, the date the Amended Private Education Law became effective, private education is treated as a public welfare undertaking in all aspects. Nonetheless, investors of a private school may choose to require “reasonable returns” from the annual net balance of the school net of costs, donations received, government subsidies, if any, the reserved development fund and other expenses as required by the regulations. Private schools fell into three categories, including private schools established with donated funds, private schools that require reasonable returns and private schools that do not require reasonable returns.

The election to establish a private school requiring reasonable returns was required to be provided in the articles of association of the school. The percentage of the school’s annual net income that could be distributed as reasonable return was required to be determined by the school’s board of directors, taking into consideration the following factors: (i) school fee types and collection criteria, (ii) the ratio of the school’s expenses in connection with educational activities and improvement of educational conditions to the total fees collected; and (iii) the admission standards and educational quality. The relevant information relating to the above factors was required to be publicly disclosed before the school’s board may determine the percentage of the school’s annual net income to be distributed as reasonable returns. Such information and the decision to distribute reasonable returns shall also be filed with the relevant government authorities within 15 days of the board decision. However, none of the then effective PRC laws and regulations provided any specific formula or guideline for determining “reasonable returns.” In addition, none of the then effective PRC laws and regulations set forth clear requirements or restrictions on a private school’s ability to operate its education business as a school that required reasonable returns or as a school that did not require reasonable returns.

Every private school was required to allocate a certain amount to its development fund for the construction or maintenance of school facilities or procurement or upgrade of educational equipment. In the case of a private school that required reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of a private school that does not require reasonable returns, this amount shall be equal to no less than 25% of the annual increase in the net assets of the school, if any. Private schools that did not require reasonable returns shall be entitled to the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be formulated by the finance authority, taxation authority and other authorities under the State Council. However, no regulations had been promulgated by the relevant authorities in this regard.

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

The Amended Private Education Law further establishes a new classification system for private schools on whether they are established and operated for profit-making purposes. Key features of this system include the following:

•	sponsors of for-profit private schools are entitled to retain the profits and proceeds from the schools and the operation surplus may be allocated to the sponsors pursuant to the PRC Company Law and other relevant laws and regulations, whereas sponsors of non-profit private schools are not entitled to the distribution of profits or proceed from the non-profit schools and all operation surplus of non-profit schools shall be used for the operation of the schools, except that sponsors of private schools established before November 7, 2016 and registered as non-profit private schools, are allowed to obtain compensation or reward after the liquidation of such schools based on their investment to the schools, the reasonable returned they had obtained from the schools and the effectiveness of their operation of the school;

•	for-profit private schools are entitled to set their own tuition and other miscellaneous fees without seeking prior approval from or reporting to the relevant government authorities. whereas the collection of fees by non-profit private schools shall be regulated by the provincial, autonomous regional or municipal governments;

•	private schools (for-profit and non-profit alike) may enjoy preferential tax treatments; non-profit private schools will be entitled to the same tax benefits as public schools whereas taxation policies for for-profit private schools are still unclear as more specific provisions are yet to be introduced;

•	for construction or expansion of the school, non-profit schools may acquire the required land use rights in the form of allocation by the government as a preferential treatment, whereas for-profit private schools shall acquire the required land use rights by purchasing them from the government;

•	the remaining assets of non-profit private schools after liquidation shall continue to be used for the operation of non-profit schools, whereas the remaining assets of for-profit private schools shall be distributed to the sponsors in accordance with the PRC Company Law; and

•	governments at or above the prefecture level may support private schools (for-profit and non-profit alike) by subscribing to their services, providing student loans and scholarships, and leasing or transferring unused state assets to the schools, and the governments may further support non-profit private schools in the form of government subsidies, bonus funds and incentives for donation.

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

On August 31, 2017, SAIC and MoE jointly issued the Notice of Relevant Work on the Registration and Management of the Name of For-Profit Private Schools, which specifies the requirements on the names of for-profit private schools.

Besides the Amended Private Education Law and the above regulations, other details of the requirements on the operation of non-profit schools and for-profit schools will be provided in implementation regulations that are yet to be introduced, such as

•	an amendment to the Implementation Rules for the Law for Private Education Law;

•	local regulations relating to legal person registration of for-profit and non-profit private schools in certain areas; and

•	specific measures to be formulated and promulgated by the competent authorities responsible for the administration of private schools in the province(s) in which our schools are located, including but not limited to specific measures for registration of pre-existing private schools, specific requirements for authenticating various parties’ property rights and payment of taxes and fees of for-profit private schools, taxation policies for for-profit private schools, measures for the collection of non-profit private schools’ fees.

As of the date of this report, certain local governments, for example, Beijing, Shanghai, Guangdong Province, Jiangsu Province, Chengdu (a city of Sichuan Province) have promulgated regulations relating to the registration and administration of for-profit and non-profit after-school tutoring institutions and the standards for setting up private after-school tutoring institutions. In addition, some local governments, such as Beijing, Shanghai, Hubei, Hebei, Anhui, Yunnan and Zhejiang require the existing private schools to register either as for-profit or non-profit schools within a specific time period.

As of April 30, 2019, none of our affiliated schools enjoys any preferential tax treatments pursuant to the requirements of local governmental authorities.

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

Circular on Special Enforcement Campaign concerning After-school Training Institutions to Alleviate Extracurricular Burden on Students of Primary and Secondary Schools

On February 13, 2018, the General Offices of MoE, SAIC, Ministry of Civil Affairs and Ministry of Human Resources and Social Security promulgated Circular on Special Enforcement Campaign concerning After-school Training Institutions to Alleviate Extracurricular Burden on Students of Primary and Secondary Schools, or Circular 3. Among other things, the Circular 3 requires all local bureau of MoE, SAIC, Ministry of Civil Affairs and Ministry of Human Resources and Social Security to carry out a special enforcement campaign to prohibit the extracurricular private training schools and institutions from the following activities: (1) providing courses that do not follow the formal school curricula, and providing trainings to strengthen testing abilities for students; (2) organizing after-school examinations and competitions for primary and secondary school students; and (3) any activities linking students’ performance in extracurricular private training schools with admission of primary and secondary school. In addition, Circular 3 prohibits teachers in primary and secondary schools from engaging in part-time jobs to provide tutoring services in after-school tutoring institutions.

Opinions on Regulating Development of After-school Tutoring Institutions

On August 22, 2018, the General Office of the State Council issued the State Council Opinions 80 which provided various guidance on regulating after-school training market for primary and secondary school students, including, among others, the operation standards that after-school tutoring institutions should follow, the requirements and approvals necessary for opening new after-school tutoring institutions, the guidance for daily operation of after-school tutoring institutions, and the regulatory supervision scheme for after-school tutoring institutions.

The State Council Opinions 80 set out the operation standards of after-school tutoring institutions, including but not limited to the requirements for the Permit for Operating a Private School, the size of training area, the teachers’ qualification, insurance, fire safety, environmental protection, and health and food safety. The State Council Opinions 80 also provide guidance on the daily operation of after-school tutoring institutions, including but not limited to the content of the course, the time of the courses, the methods of training, the method of receiving training service fee, among which, consistent with Circular 3, the State Council Opinions 80 prohibit intensive exam-oriented training, advanced training that do not follow the formal school curricula, and any arrangement that correlates students’ examination performance in after-school tutoring institutions to admission into primary and secondary schools. Moreover, the State Council Opinions 80 set out the general regulatory supervision scheme by education administration authorities.

On August 31, 2018, the General Office of the MoE promulgated the Circular regarding the Truly Implementation of Special Measures and Rectification Work on the Private Education Institutions, which provides detailed requirements for the provincial education departments to enforce the State Council Opinions 80.

On November 20, 2018, the General Office of the MoE, the General Office of the State Administration for Market Regulation of the PRC and the General Office of the Ministry of Emergency Management of the PRC jointly issued the Notice on Improving the Specific Governance and Rectification Mechanisms of After-school Tutoring Institutions, or Circular 10, which provides specific requirements for the local people’s governments at all levels in the implementation of the State Council Opinions 80.

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

On November 20, 2018, the General Office of the MoE, the General Office of the State Administration for Market Regulation of the PRC and the General Office of the Ministry of Emergency Management of the PRC jointly issued the Circular 10, which provides that provincial education departments shall ensure the filings of institutions which provides training services online to primary and secondary students through the Internet, and regulate the online education institutions synchronously with the regulations on after-school tutoring institutions. Online education institutions shall file with the provincial education departments, for courses on school academic subjects, class name, course content, enrollment target, course progress and class time. Online education institutions shall also make their teachers’ name, photograph, teaching classes and teaching qualification number public in prominent location on their home page.

Regulations on Applications Entering the Primary and Secondary Schools

On December 25, 2018, the General Office of the MoE issued Notice on Prohibiting Harmful Apps from Entering the Primary and Secondary Schools, which provides that learning applications shall be reported to the relevant educational authorities for approval, and teachers shall not recommend to students any application which has not be approved by the relevant educational authorities and the school. The use of any application which contains pornography, violence, online games, commercial advertising or relevant links, or which increases the burden of students’ work by test-taking methods such as copying homework, providing large number of test questions or ranking shall be stopped immediately. There is uncertainty whether applications we provide to our students would be found in violation of the above notice or whether such applications need to be approved by the relevant educational authorities. If the relevant authorities find our operation in violation of the above notice, our relevant applications may be ordered to stop use, which may have adverse effect on our business.

Regulations on Publishing and Distribution of Publications

The Administrative Regulations on Publication, promulgated by the State Council and most recently amended in February 6, 2016, apply to publication activities, i.e., the publishing, printing, copying, importation or distribution of publications, including books, newspapers, periodicals, audio and video products and electronic publications, each of which requires approval from the relevant publication administrative authorities. According to the Administrative Regulations on Publication, any entity engaging in the activities of publishing, printing, copying, importation or distribution of publications, shall obtain relevant permits of publishing, printing, copying, importation or distribution of publications. In addition, according to the effective “negative list”, foreign investors are prohibited from engaging in the publishing business. Therefore, our subsidiaries and Consolidated Affiliated Entities are not permitted to engage in publishing business under these regulations. We have been cooperating with qualified PRC publishing companies to publish our self-developed books, to comply with the Administrative Regulations on Publication.

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

In addition, pursuant to the Administrative Regulations on Publishing Audio-Video Products promulgated by the State Council on December 25, 2001, which became effective as of February 1, 2002, any entity engaged in the wholesale or retail distribution of audio-video products was required to secure a Business Certificate for Audio-Video Products from the relevant culture authorities. Such Administrative Regulations on Publishing Audio-Video Products was later amended in 2011, 2013 and was most recently amended on December 11, 2017, pursuant to which the Business Certificate for Audio-Video Products was replaced by the Permit for Operating Publications Business and entities or individuals engaging in distribution of audio-video products shall only need to hold a Permit for Operating Publications Business, while a Business Certificate for Audio-Video Products shall no longer be needed.

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

Regulation of Advertising Services

The principal regulations governing advertising businesses in China are the PRC Advertising Law, effective in September 2015 and was recently amended in October 2018, and the Advertising Administrative Regulations promulgated by the State Council. These laws, rules and regulations require companies that engage in advertising activities to obtain a business license that explicitly includes advertising in the business scope from the SAIC or its local branches.

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

In the fiscal year ended February 28, 2019, 13.3% of our total net revenues were derived from audio-video program services offered through www.xueersi.com and that may be subject to the Audio-Video Program Measures. See “Item 3. Key Information—D. Risk Factors—We face risks and uncertainties with respect to the licensing requirement for internet audio-video programs.”

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

Xueersi Education, Xueersi Network and certain other VIE’s subsidiaries, which carry out producing TV animation movies, have each obtained the License for the Production and Operation of Radio and Television Program from the Beijing branch of the SARFT.

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

Guidelines for Overseas Study Tour participated by the Primary and Secondary School Students (Trial)

In July 2014, the MoE promulgated the Guidelines for Overseas Study Tour participated by the Primary and Secondary School Students (Trial). Under the guidelines, overseas study tours participated in by primary and secondary school students means, by adapting to the characteristics and educational needs of the primary and secondary school students, programs that organize such students to travel overseas in the manner of group travel and group accommodation, either during the academic semesters or vacations, to learn foreign languages and other short-term curriculum, perform art shows, compete in contests, visit schools, attend summer/winter school programs, or take part in other similar activities. During these tours, the proportion of study, in terms of both content and duration, must be no less than half of all activities on these tours. The organizer must choose legitimate and qualified institutions to cooperate with, stress the importance of education on safety, and appoint a guiding teacher for each group. The organizer must apply the rules of cost accounting, notify the students and their guardians of the composition of the fees and expenses, and enter into agreements as required by law. Schools and school personnel must not seek any economic benefit from organizing its own students to attend an overseas study tour.

Regulation on Tourism

PRC Tourism Law, promulgated by the Standing Committee of the National People’s Congress and most recently amended on October 26, 2018, provides that, among other things, to engage in the businesses of outbound tourism, a travel agency shall obtain corresponding business permit, and the specific conditions shall be provided for by the State Council and that when organizing an outbound touring group, or organizing or receiving an inbound touring group, a travel agency shall, in accordance with the relevant provisions, arrange for a tour leader or tour guide to accompany the touring group in the whole tour. Regulations on Travel Agencies promulgated by the State Council, and the implementation rules of Regulations on Travel Agencies, provide that, among other things, travel agency shall mean any entity that engages in the business of attracting, organizing, and receiving tourists, providing tourism services for tourists and operating domestic, outbound or border tourism; the aforementioned business shall include but not limit to arranging for transport services, arranging for accommodation services, providing services for tour guides or team leaders, providing services of tourism consultation and tourism activities design. According to the Regulations on Travel Agencies and its implementation rules, any tourism agent engages in the outbound tourism shall apply for a permit to engage in the outbound tourism from the administrative department of tourism under the State Council, the governments of provinces, autonomous regions, or municipalities. We are not sure whether relevant governmental authorities will find our services related to organizing overseas trips for students, including insurance purchase, visa application and ticket booking, require us to obtain a travel agency license. If our overseas trip business is challenged by relevant governmental authorities for lack of travel agency license, we may need to cease such services, or cooperate with travel agency to provide such services and subject to government penalties.

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

Trademark. The PRC Trademark Law, most recent revision effective May 2014, protects the proprietary rights to registered trademarks. The Trademark Office under the SAIC handles trademark registrations and may grant a term of ten years for registered trademarks, which may be extended for another ten years upon request. Trademark license agreements must be filed with the Trademark Office for record. In addition, if a registered trademark is recognized as a well-known trademark, the protection of the proprietary right of the trademark holder may reach beyond the specific sector of the relevant products or services. The transfer of registered trademarks shall be registered with the Trademark Office. On April 23, 2019, the Standing Committee of the National People’s Congress promulgated the latest amendment of PRC Trademark Law, which will come into effect on November 1, 2019. Compared to the currently effective Trademark Law, the latest amendment of Trademark Law additionally provides that, among other things, (i) an application for registration of a malicious trademark not for use shall be rejected and (ii) those who apply for trademark registration maliciously shall be given administrative penalties of warning or fines according to the circumstances; those who file trademark lawsuits maliciously shall be punished by the people's court according to applicable laws.

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

Foreign Investment Industries Guidance Catalogue (Amended in 2017)

The Foreign Investment Industries Guidance Catalogue, or the Foreign Investment Catalogue, was amended and promulgated by the NDRC and the MOFCOM on June 28, 2017 and became effective on July 28, 2017, which consist of the list of encouraged industries and the list of special management measures for the market entry of foreign investment, or the Negative List. On June 28, 2018, the NDRC and the MOFCOM updated the Negative List, which became effective on July 28, 2018 and sets forth management measures for the market entry of foreign investors, such as equity requirements and senior manager requirements. According to the Negative List, foreign investors shall comply with such restrictive requirements when engaging in the restricted activities listed in the Negative List. In addition, according to the Negative List, foreign investors shall not engage in the prohibited activities listed in the Negative List. Under the Negative List, the provision of pre-school, ordinary senior high school and higher education services in the PRC is under the category of “restricted industries” for foreign investors. Foreign investments in such education institutions are only allowed in the form of sino-foreign cooperative educational institutions in which the domestic party shall play a dominant role. It suggests that the principal or the chief executive officer of an education institutions shall be a PRC national and the representatives of the domestic party shall account for no less than half of the total number of members of the board of directors, the executive council or the joint administration committee of a sino-foreign cooperative educational institution. The Negative List further provides that foreign investors are prohibited from providing compulsory education services.

The PRC Foreign Investment Law

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which will come into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The existing foreign-invested enterprises established prior to the effective of the Foreign Investment Law may keep their corporate forms within five years. The implementing rules of the Foreign Investment Law will be stipulated separately by State Council. Pursuant to the Foreign Investment Law, “foreign investors” means natural person, enterprise, or other organization of a foreign country, “foreign-invested enterprises” (FIEs) means any enterprise established under PRC law that is wholly or partially invested by foreign investors and “foreign investment” means any foreign investor’s direct or indirect investment in mainland China, including: (i) establishing FIEs in mainland China either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares, other similar interests in Chinese domestic enterprises; (iii) investing in new projects in mainland China either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations, or State Council provisions.

The Foreign Investment Law stipulates that China implements the management system of pre-establishment national treatment plus a negative list to foreign investment and the government generally will not expropriate foreign investment, except under special circumstances, in which case it will provide fair and reasonable compensation to foreign investors. Foreign investors are barred from investing in prohibited industries on the negative list and must comply with the specified requirements when investing in restricted industries on that list. When a license is required to enter a certain industry, the foreign investor must apply for one, and the government must treat the application the same as one by a domestic enterprise, except where laws or regulations provide otherwise. In addition, foreign investors or FIEs are required to file information reports and foreign investment shall be subject to the national security review.

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

Regulations on Loans to and Direct Investment in the PRC Entities by Offshore Holding Companies

According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE in 1997, the Interim Provisions on the Management of Foreign Debts, promulgated by SAFE in 2003, the National Development and Reform Commission and the Ministry of Finance, and Measures for the Administration of the Registration of Foreign Debts, effective May 2015 and revised on May 4, 2016, loans by foreign companies to their subsidiaries in China, which are foreign-invested enterprises, are considered foreign debt, and such loans must be registered with the local branches of SAFE. Under the provisions, these foreign-invested enterprises must submit registration applications to the local branches of SAFE within 15 days following execution of foreign loan agreements, and the registration should be completed within 20 business days from the date of receipt of the application. In addition, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term foreign debt borrowed by a foreign-invested enterprise is limited to the difference between the total investment and the registered capital of the foreign-invested enterprise. Total investment of a foreign-invested enterprise is the total amount of capital that can be used for the operation of the foreign-invested enterprise, as approved by or filed with the MOFCOM or its local branch, and may be increased or decreased upon approval by or filings with the MOFCOM or its local branch. Registered capital of a foreign-invested enterprise is the total amount of capital contributions to the foreign-invested enterprise by its foreign holding company or owners, as approved by or filed with the MOFCOM or its local branch and registered at the SAIC or its local branch.

According to applicable PRC regulations on foreign-invested enterprises, including but not limited to the Interim Measures for the Administration of the Establishment and Alteration of Archival Filing of Foreign Funded Enterprises, effective October 8, 2016, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered foreign-invested enterprises, may only be made when approval or filing by the MOFCOM or its local branch has been obtained. In such approval and filing process of capital contributions, the MOFCOM or its local branch examines the business scope of each foreign invested enterprise under review to ensure it complies with the Foreign-Investment Industrial Guidance Catalog, which classifies industries in China into two categories, namely “encouraged foreign investment industries,” and “industry under Negative List.” Industries not listed in the Negative List are generally open to foreign investment. The capital contribution of the foreign-invested enterprises falling in the scope of Negative List shall obtain approval from the MOFCOM or its local branch, while the capital contribution of the foreign-invested enterprises falling outside such scopes may file with the MOFCOM or its local branch. The latest Negative List was issued, effective July 2018, to replace the previous one.

Each of our PRC subsidiaries is a foreign-invested enterprise, is not engaged in any businesses listed in either the previous or the current Negative List and has not incurred any foreign debt.

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

In the respect of the employment of foreigner in China, according to the Provision on the Employment of Foreigners in China and the Circular on the Comprehensive Implementation of the Permit System for Foreigners to Work in China, to employ a foreigner who does not have PRC nationality, an employer shall apply for an employment license, namely the Permit to Work in China, or the Employment License for such foreigner, and may only employ him or her after such foreigner obtains the Employment License; prior to obtaining employment in China, a foreigner shall enter China with an employment visa (or in accordance with an agreement on mutual exemption of visas if there is such an agreement); and after entering China, such foreigner shall obtain an Employment License, and a residence permit for foreigners. The Provision on the Employment of Foreigners in China also provides that the Employment License is valid only in the area defined by the authority which issued such license; the actual employer of a foreigner shall be consistent with the employer recorded on the Employment License; if the actual employer changed but the foreigner is employed in a similar job by another employer within the same area defined by the authority which issued such license, the foreigner shall file with such authority to change information on the Employment License.

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

Organizational Structure

The following diagram sets out details of our significant subsidiaries and Consolidated Affiliated Entities as of February 28, 2019:

TAL Education Group
(Cayman Islands)
100%
Firstleap Education Group
(Cayman Islands)
("Firstleap")
100%
Firstleap Education (HK) Limited
("Firstleap Hong Kong")
100%
TAL Holding Limited
("TAL Hong Kong")
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
100%
Beijing Huanqiu Zhikang Shidai Education Consulting Co. Ltd. ("Huanqiu Zhikang")
100%
Beijing Xintang Sichuang Education Technology Co., Ltd ("Beijing Xintang Sichuang")
100%
Zhixuesi Education Consult (Beijing) Co. Ltd ("Zhixuesi Beijing ")
Bangxin Zhang (1) 56.5%
Yundong Cao 26.0%
Yachao Liu (2) 10.0%
Yunfeng Bai (3) 7.5%
Bangxin Zhang (1) 56.5%
Yundong Cao 26.0%
Yachao Liu (2) 10.0%
Yunfeng Bai (3) 7.5%
Bangxin Zhang (1) 75.5%
Yachao Liu (2) 14.0%
Yunfeng Bai (3) 10.5%
100%
Pengxin TAL Industrial Investment (Shanghai) Co., Ltd ("Pengxin TAL")
100%
Beijing Lebai Education Consulting Co., Ltd. ("Lebai Education")
100%
Beijing Xueersi Education Technology Co., Ltd. ("Xueersi Education")
100%
Beijing Xueersi Network Technology Co., Ltd. ("Xueersi Network")
100%
Xinxin Xiangrong Education Technology (Beijing) Co., Ltd. ("Xinxin Xiangrong")
100%
Sponsorship interest
18 schools
100% or majority
subsidiaries
100%
Sponsorship interest 100%
12 schools
100% or majority
subsidiaries
(4)
Sponsorship interest
49 schools
100% or majority
subsidiaries
Sponsorship interest
7 schools
100%
100% or majority
subsidiaries
100%
subsidiaries
100% or majority
36 schools
Equity interest
Contractual arrangement

(1)	Mr. Bangxin Zhang is our chairman and chief executive officer. He owned 29.7% of the common shares and 71.8% of the voting power of TAL Education Group as of May 8, 2019.

(2)	Mr. Yachao Liu is our director and chief operating officer. He owned 4.5% of the common shares and 10.1% of the voting power of TAL Education Group as of May 8, 2019.

(3)	Mr. Yunfeng Bai is our president. He owned 1.0% of the common shares and 2.5% of voting power of TAL Education Group as of May 8, 2019.

(4)	Ten schools’ majority ownership are directly or indirectly held by Xueersi Education, and the remaining minority ownership are directly or indirectly held by Xueersi Network. For the other schools, whose majority owners are held by Xueersi Education, the remaining minority ownership were held by third parties.

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

The imposition of any of these penalties could result in a material adverse effect on our ability to conduct our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the agreements that establish the structure for operating our business in China are not in compliance with applicable PRC laws and regulations, we could be subject to severe penalties” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

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

Facilities

Our headquarters are located in Beijing, China. As of February 28, 2019, we leased approximately 405,000 square meters in Beijing, consisting of approximately 242,000 square meters of learning center and service center space and approximately 163,000 square meters of office space. As of February 28, 2019, we owned 7,582 square meters of office space in Beijing.

In addition to our learning center and service center space and office space leased in Beijing, as of February 28, 2019, we leased an aggregate of approximately 1,109,000 square meters of learning center and service center space and an aggregate of approximately 65,000 square meters of office space in 55 other cities throughout China.

For more information concerning the usage of our learning centers and service centers, see “Item 4. Information on the Company—B. Business Overview—Our Network.”

Item 4A	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

A.	Operating Results

Overview

Our extensive network of learning centers and service centers has increased from 507 and 401, respectively, in the fiscal year ended February 28, 2017, to 676 and 499, respectively, in the fiscal year ended February 28, 2019. Our annual student enrollments increased from over 3.9 million in the fiscal year ended February 28, 2017 to approximately 14.0 million in the fiscal year ended February 28, 2019, representing a CAGR, of 88.6%.

We have experienced significant growth in our business in recent years. Our total net revenues increased from $1,043.1 million in the fiscal year ended February 28, 2017 to $2,563.0 million in the fiscal year ended February 28, 2019, representing a CAGR of 56.8%. Net income attributable to TAL Education Group increased from $116.9 million in the fiscal year ended February 28, 2017 to $367.2 million in the fiscal year ended February 28, 2019, representing a CAGR of 77.3%.

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

Our results of operations are also affected by the education system or policies relating to the after-school tutoring service market in China. Due to PRC legal restrictions on foreign ownership and investment in education businesses in China, substantially all of our education business in China is conducted through the VIE Contractual Arrangements. We do not have equity interests in our VIEs. However, as a result of the VIE Contractual Arrangements, we are the primary beneficiary of these entities and treat them as our variable interest entities under U.S. GAAP. In the opinion of Tian Yuan Law Firm, our PRC counsel, (i) the ownership structures of our Consolidated Affiliated Entities and wholly owned subsidiaries in China are in compliance with existing PRC laws and regulations, and (ii) the VIE Contractual Arrangements are valid, binding and enforceable under, and will not result in any violation of, PRC laws or regulations currently in effect. We have been advised by our PRC counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the agreements that establish the structure for operating our business in China are not in compliance with applicable PRC laws and regulations, we could be subject to severe penalties” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China-Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

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

In recent years, we have opened new learning centers to further penetrate our existing markets and enter new markets. The number of our learning centers grew from 507 in 30 cities as of February 28, 2017, to 676 in 56 cities as of February 28, 2019. We plan to open additional learning centers in these existing cities and explore opportunities to open learning centers in other targeted geographic markets in China in order to continue to attract new student enrollments.

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

Costs and Expenses

Our ability to maintain and increase profitability also depends on our ability to effectively control our costs and expenses. A significant component of our cost of revenues is compensation to our teachers. We offer competitive remunerations to our teachers in order to attract and retain top teaching talent. Fees and performance-linked bonuses to our teachers accounted for approximately 23.4%, 23.4% and 21.6% of our net revenues for the fiscal years ended February 28, 2017, 2018 and 2019, respectively. Another important component of our cost of revenues is rental expenses for our learning and service centers, which accounted for approximately 13.3%, 13.7% and 10.7% of our net revenues for the fiscal years ended February 28, 2017, 2018 and 2019, respectively. For the fiscal years ended February 28, 2017, 2018 and 2019, we incurred share-based compensation expenses representing approximately 3.5%, 2.7% and 3.0%, respectively, of our net revenues, and we expect to continue to incur share-based compensation expenses in the future.

Key Components of Results of Operations

Net Revenues

In the fiscal years ended February 28, 2017, 2018 and 2019, we generated total net revenues of $1,043.1 million, $1,715.0 million and $2,563.0 million, respectively. We derive substantially all of our revenues from tutoring services, including small-class offerings and personalized premium services. Revenues generated from our online course offerings through www.xueersi.com contributed 4.7%, 7.0% and 13.3% of our total net revenues in the fiscal years ended February 28, 2017, 2018 and 2019, respectively.

We generally collect course fees in advance, which we initially record as deferred revenues. We had deferred revenues in the amounts of $518.9 million, $842.3 million and $436.1 million, as of February 28, 2017, 2018 and 2019, respectively.

Cost of Revenues and Operating Expenses

The following table sets forth, for the periods indicated, our cost of revenues and operating expenses, in absolute amounts and as percentages of the total net revenues:

	For the Years Ended February 28,
	2017		2018		2019
	$	%	$	%	$	%
	(in thousands of $, except percentages)
Net revenues	$1,043,100	100.0	$1,715,016	100.0	$2,562,984	100.0
Total cost of revenues(1)	(522,327)	(50.1)	(882,316)	(51.4)	(1,164,454)	(45.4)
Operating expenses:
Selling and marketing(2)	(126,005)	(12.1)	(242,102)	(14.1)	(484,000)	(18.9)
General and administrative(3)	(263,287)	(25.2)	(386,287)	(22.5)	(579,672)	(22.6)
Impairment loss on intangible assets	-	-	(358)	(0.0)	-	-
Total operating expenses	$(389,292)	(37.3)	$(628,747)	(36.7)	$(1,063,672)	(41.5)

(1)	Includes share-based compensation expenses of $0.1 million, $0.4 million and $0.7 million for the fiscal years ended February 28, 2017, 2018 and 2019, respectively.

(2)	Includes share-based compensation expenses of $3.4 million, $5.0 million and $10.5 million for the fiscal years ended February 28, 2017, 2018 and 2019, respectively.

(3)	Includes share-based compensation expenses of $32.6 million, $41.7 million and $66.1 million for the fiscal years ended February 28, 2017, 2018 and 2019, respectively.

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

Our selling and marketing expenses primarily consist of compensation to our personnel involved in sales and marketing expenses relating to our marketing and branding promotion activities, rental and utilities expenses relating to selling and marketing functions and, to a lesser extent, depreciation and amortization of long-lived assets used in our selling and marketing activities. Our selling and marketing expenses as a percentage of net revenues was 12.1%, 14.1% and 18.9% for the fiscal years ended February 28, 2017, 2018 and 2019, respectively. Our selling and marketing expenses increased as a percentage of net revenues because of the increase in compensation to our sales and marketing personnel to support a greater number of program and service offerings and expenses for more marketing promotion activities to enhance our brand awareness.

Our general and administrative expenses primarily consist of compensation paid to our management and administrative personnel, costs of third-party professional services, rental and utilities expenses relating to office and administrative functions, and, to a lesser extent, depreciation and amortization of long-lived assets used in our administrative activities. Our general and administrative expenses as a percentage of our total net revenues was 25.2%, 22.5% and 22.6% for the fiscal years ended February 28, 2017, 2018 and 2019, respectively. We expect that our general and administrative expenses will continue to increase in the near term as we hire additional personnel and incur additional expenses in connection with the expansion of our business operations, in particular in connection with our online education initiatives and other new programs and service offerings, the enhancement of our internal controls, the establishment of our internal administrative and technological system and our financial and management control and the provisions of share-based compensation to our employees, as well as other expenses associated with our being a publicly traded company.

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

Hong Kong

Each of our Hong Kong subsidiaries are subject to a two-tiered income tax rate for taxable income earned in Hong Kong effectively since April 1, 2018. The first 2 million Hong Kong dollars of profits earned by a company are subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%. No provision for Hong Kong profits tax has been made in our consolidated financial statements, as these Hong Kong subsidiaries have no assessable income for the fiscal years ended February 28, 2017, 2018 and 2019.

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

The following preferential tax treatments are enjoyed by certain of our subsidiaries and Consolidated Affiliated Entities:

•	Yidu Huida qualified as a Software Enterprise in 2011 and accordingly was entitled to an income tax exemption in 2011 and 2012 followed by reduced income tax at a rate of 12.5% from 2013 through 2015. Yidu Huida was also qualified as a High and New Technology Enterprise from 2015 to 2020 and accordingly was entitled to the 15% preferential tax rate from 2015 to 2020. Yidu Huida was also qualified as a Key Software Enterprise in 2016 and 2017, which was approved in May 2017 and July 2018 and accordingly was entitled to 10% preferential tax rate in 2016 and 2017. Yidu Huida elected to adopt the 12.5% preferential tax rate in 2015 and the 10% preferential tax rate in 2016 and 2017. For calendar year 2018, Yidu Huida continued to apply for the qualification of Key Software Enterprise to enjoy the preferential tax rate of 10%. As of the date of this annual report, the filings are still being reviewed by the tax authorities.

•	Beijing Xintang Sichuang was qualified as a Software Enterprise in 2013 and accordingly was entitled to an income tax exemption in 2013 and 2014 followed by reduced income tax at a rate of 12.5% from 2015 through 2017. Beijing Xintang Sichuang was also qualified as a High and New Technology Enterprise from 2017 to 2019 and accordingly is entitled to the 15% preferential tax rate during the period. Beijing Xintang Sichuang applied the 12.5% preferential tax rate in 2017. For calendar year 2018, Beijing Xintang Sichuang applied for the qualification of Key Software Enterprise to enjoy the preferential tax rate of 10%. As of the date of this annual report, the filings are still being reviewed by the tax authorities.

•	Xueersi Education was qualified as a “High and New Technology Enterprise” from 2012 to 2016 and accordingly enjoyed the 15% preferential tax rate during the period. Its tax preference discontinued since January 2017.

•	TAL Beijing was qualified as a “High and New Technology Enterprise” from 2014 to 2016 and it maintained the qualification from 2017 to 2019, and as a result it continued to enjoy the 15% preferential tax rate during the period. For calendar year 2018, TAL Beijing applied for the qualification of Key Software Enterprise to enjoy the preferential tax rate of 10%. As of the date of this annual report, the filings are still being reviewed by the tax authorities.

•	Yinghe Youshi was qualified as a “High and New Technology Enterprise” from 2016 to 2018 and accordingly enjoy the 15% preferential tax rate during the period. Yinghe Youshi plans to re-apply for the High and New Technology Enterprise qualification in 2019, and the result of such re-application is subject to the approval of relevant governmental authorities.

•	Beijing Yizhen Xuesi was qualified as a Software Enterprise in 2017 and accordingly was entitled to an income tax exemption in 2017 and 2018 followed by reduced income tax at a rate of 12.5% from 2019 through 2021.

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

PRC Withholding Tax

As a Cayman Islands holding company, we may receive dividends from our PRC operating subsidiaries through TAL Hong Kong. The EIT Law and its implementation rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. According to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion, dividends paid to shareholders residing in Hong Kong are subject to a reduced 5% rate of tax withholding provided the Hong Kong residents’ equity interests in the mainland dividend issuer is above 25%. However, the SAT promulgated SAT Circular 601 in 2009, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under PRC tax treaties and tax arrangements. In February 2018, the SAT promulgated Circular 9, which supersedes the Circular 601, to clarify the definition of beneficial owner under PRC tax treaties and tax arrangements. According to Circular 9, a beneficial owner refers to a party who holds ownership and control over incomes or the rights or assets from which the incomes are derived. In determining whether a resident of the other contracting party to a double taxation agreement, or a DTA, who is applying for enjoying preferential treatment under the DTA has the status as a beneficial owner, comprehensive analysis shall be conducted in light of the actual circumstances of the specific case and based on several factors, include among others, if (1) an applicant is under the obligation to pay 50% or more of the incomes received to any resident of any third country (region) within 12 months upon receipt of the incomes; and (2) if the business activities carried out by an applicant constitutes substantive business activities. Substantive business activities shall include substantive manufacturing, distribution, management and other activities. Whether an applicant’s business activities are substantive shall be determined based on the functions actually performed by the applicant and the risks assumed thereby. The substantive investment and shareholding management activities carried out by the applicant may constitute substantive business activities. Where the applicant concurrently engages in investment and shareholding management activities that do not constitute substantive business activities and other business activities, if the other business activities are not significant enough, the applicant will not be considered as engaging in substantive business activities and hence more likely not a beneficial owner;

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

According to such SAT Circular 9, if the business activities carried out by an applicant do not constitute substantive business activities, then such applicant is likely not to be regarded as a beneficial owner. Although we may use our Hong Kong subsidiaries as a platform to expand our business in the future, our Hong Kong subsidiaries currently do not engage in any substantive business activities and thus it is possible that our Hong Kong subsidiaries may not be regarded as “beneficial owners” for the purposes of SAT Circular 9 and the dividends they receive from our PRC subsidiaries would be subject to withholding tax at a rate of 10%. In addition, our Hong Kong subsidiaries may be considered PRC resident enterprises for enterprise income tax purposes if the relevant PRC tax authorities determine that our Hong Kong subsidiaries’ “de facto management bodies” are within China, in which case dividends received by them from our PRC subsidiaries would be exempt from PRC withholding tax because such income is exempted under the EIT Law for a PRC resident enterprise recipient. As there remain uncertainties regarding the interpretation and implementation of the EIT Law and its implementation rules, it is uncertain whether, if we are deemed a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders would be subject to any PRC withholding tax. For a detailed discussion of PRC tax issues related to resident enterprise status, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China-Under the EIT Law, we may be classified as a PRC “resident enterprise.” Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

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

In September 29, 2018, the SAT promulgated Notice on the Scope of Application Concerning the Policy for Temporary Exemption of Withholding Income Tax on Direct Investment by Overseas Investors with Distributed Profits, or Circular 102, which terminated the aforementioned articles of Circular 88. Pursuant to Circular 102, the scope of application of the temporary exemption of Withholding Income Tax was expanded from where overseas investors use the profits obtained from resident enterprises within China to invest directly in the encouraged investment projects, to where overseas investors use the profits obtained from resident enterprises within China to invest directly in all projects and fields which are not prohibited from foreign investment pursuant to the Special Administrative Measures for Foreign Investment Access (2018), or Negative List.

Further, according to the Circular 102, for the temporary exemption of overseas investors from payment of withholding income tax, the following conditions must be satisfied at the same time:

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

Urban Maintenance and Construction Tax and Education Surcharge

Any foreign-invested or purely domestic entity or individual that is subject to consumption tax and VAT is also required to pay PRC urban maintenance and construction tax. The rates of urban maintenance and construction tax are 7%, 5% or 1% of the amount of consumption tax and VAT actually paid depending on where the taxpayer is located. All entities and individuals who pay consumption tax and VAT are also required to pay education surcharge at a rate of 3%, and local education surcharges at a rate of 2% of the amount of VAT and consumption tax actually paid.

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

Consolidation of our VIEs

We, through TAL Beijing and Lebai Information, our wholly owned foreign enterprise, have executed the VIE Contractual Arrangements. See “Item 4. Information on the Company—B. Business Overview—Organizational Structure—Contractual Arrangements with Our Consolidated Affiliated Entities.” The VIE Contractual Arrangements do not provide TAL Beijing or Lebai Information with an equity interest, in legal form, in the respective VIEs, however. As we hold no legal form of equity ownership in the VIEs, we applied the variable interest entity consolidation model as set forth in Accounting Standards Codification 810, Consolidation (ASC 810) instead of the voting interest model of consolidation.

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

The VIE Contractual Arrangements, by design, enable TAL Beijing and Lebai Information to have a) the power to direct the activities that most significantly impact the economic performance of the respective VIEs and b) the right to receive substantially all the benefits of the VIEs. As a result, the VIEs are considered to be variable interest entities under ASC810, and TAL Beijing and Lebai Information to be the primary beneficiaries of the respective VIEs, and accordingly TAL Beijing and Lebai Information consolidates their operations.

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

We have determined that the VIE Contractual Arrangements are in fact valid and legally enforceable. Such arrangements were entered into in order to comply with the underlying legal and/or regulatory restrictions that govern the ownership of a direct equity interest in the VIEs. In the opinion of our PRC counsel, Tian Yuan Law Firm, the contracts are legally enforceable under PRC law. See “Item 4. Information on the Company—B. Business Overview—Organizational Structure—VIE Contractual Arrangements.”

On June 24, 2013 and July 29, 2013, our company and Mr. Bangxin Zhang executed the Deed. Pursuant to the terms of the Deed, as long as Mr. Bangxin Zhang owns a majority voting interest, whether legally or beneficially, and directly or indirectly, in our company, (1) Mr. Bangxin Zhang cannot request or call a meeting of our shareholders or propose a shareholders resolution to appoint or remove a director, (2) if shareholders are asked to appoint or remove a director, the maximum number of votes which Mr. Bangxin Zhang will be permitted to exercise in connection with such shareholder approval is equal to the total aggregate number of votes of the then total issued and outstanding shares of our company held by all members of our company, other than shares which are owned, whether legally or beneficially, and directly or indirectly by Mr. Bangxin Zhang, less one vote and (3) if shareholders or our board of directors are asked to consider or approve any matter related to the Deed, Mr. Bangxin Zhang cannot exercise his voting power.

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

Revenue recognition

On March 1, 2018, we adopted Revenue from Contracts with Customers, or Topic 606, applying the modified retrospective method to all contracts that were not completed as of March 1, 2018. Results for reporting periods beginning on March 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior periods. Under the new standard, we recognizes oversea study consulting service revenue over the contract period rather than at the time when students receive oversea study visa. Other than the revenue recognition for consulting service related to overseas studying, the adoption of Topic 606 does not have a material effect on its current revenue recognition policies.

The primary sources of our revenues are as follows:

(a)       Small class tutoring services, personalized premium services and others

Small class tutoring services primarily consist of Xueersi Peiyou small class, Firstleap and Mobby. Personalized premium services is referring to our Zhikang after-school one-on-one tutoring services. Each contract of small class tutoring service or personalized premium service is accounted for as a single performance obligation which is satisfied proportionately over the service period. Tuition fee is generally collected in advance and is initially recorded as deferred revenue. Tuition revenue is recognized proportionately as the tutoring sessions are delivered.

Generally, for small class tutoring service except Mobby courses, we offer refunds for any remaining classes to students who decide to withdraw from a course. The refund is equal to and limited to the amount related to the undelivered classes. For most Mobby courses, we offer refunds equal to and limited to the amount related to the undelivered classes to students who withdraw from a course, provided the course is less than two-third completed at the time of withdrawal. After two-third of the course is completed, no refund will be granted. For personalized premium services, a student can withdraw at any time and receive a refund equal to and limited to the amount related to the undelivered classes. Historically, we have not had experienced material refunds. We determine the transaction price to be earned by estimating the refund liability based on historical refund ratio on a portfolio basis using the expected value method.

We distribute coupons to attract both existing and prospective students to enroll in our courses. The coupon has fixed dollar amounts and can only be used against future courses. The coupon is not considered a material right to the customer and accounted for as a reduction of transaction price of the service contract.

Other revenues are primarily derived from advertising services provided on our online platforms and consulting service and test preparation courses related to overseas study. Revenue is recognized when control of promised goods or services is transferred to our customers in an amount of consideration to which we expects to be entitled to in exchange for those goods or services.

(b)       Online education services through www.xueersi.com

We provide online education services, including live class and pre-recorded course content, to our students through www.xueersi.com. Students enroll for online courses through www.xueersi.com by the use of prepaid study cards or payment to our online accounts. Each contract of the online education service is accounted for as single performance obligation which is satisfied ratably over the service period. The proceeds collected are initially recorded as deferred revenue. For live class courses, revenues are recognized proportionately as the tutoring sessions are delivered. For pre-recorded course content, revenues are recognized on a straight line basis over the subscription period from the date in which the students activate the courses to the date in which the subscribed courses end. Refunds are provided to the students who decide to withdraw from the subscribed courses within the course offer period and a proportional refund is based on the percentage of untaken courses to the total courses purchased. Historically, we have not experienced material refunds. We determine the transaction price to be earned by estimating the refund liability based on historical refund ratio on a portfolio basis using the expected value method.

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

Where the consideration in an acquisition includes contingent consideration the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in the consolidated statements of operations.

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

We do not choose to perform the qualitative assessment for goodwill impairment and performed its annual impairment test using a two-step approach. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liabilities representing the implied fair value of goodwill.

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

Long-term investments

Our long-term investments consist of equity securities without readily determinable fair values, equity securities with readily determinable fair values, equity method investments, available-for-sale investments, fair value option investments and held-to-maturity investments.

Equity securities without readily determinable fair values

We adopted ASC Topic 321, Investments—Equity Securities, or ASC 321, on March 1, 2018. Prior to fiscal year 2019, for investee companies over which we do not have significant influence or a controlling interest, equity securities of privately held companies were accounted for using the cost method of accounting, measured at cost less other-than-temporary impairment. Starting from fiscal year 2019, for equity securities without readily determinable fair value that qualify for the practical expedient to estimate fair value using net asset value per share, the Group estimates the fair value using net asset value per share. For other equity securities without readily determinable fair value, we elected to use the measurement alternative to measure those investments at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer.

We review our equity securities without readily determinable fair value for impairment at each reporting period. If a qualitative assessment indicates that the investment is impaired, we estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, we recognize an impairment loss in net income equal to the difference between the carrying value and fair value.

Equity securities with readily determinable fair values

Equity securities with readily determinable fair values are measured at fair values, and any changes in fair value are recognized in the consolidated statements of operations.

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

Under the equity method, we initially records its investment at cost and subsequently recognizes our proportionate share of each equity investee’s net income or loss after the date of investment into the consolidated statements of operations and accordingly adjusts the carrying amount of the investment. If financial statements of an investee cannot be made available within a reasonable period of time, we record our share of the net income or loss of an investee on a one quarter lag basis in accordance with ASC 323-10-35-6.

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

Available-for-sale investments

For investments in investees’ shares which are determined to be debt securities, we account for them as available-for-sale investments when they are not classified as either trading or held-to-maturity investments. Available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income as a component of shareholders’ equity. Realized gains and losses and provision for decline in value determined to be other than temporary, if any, are recognized in the consolidated statements of operations.

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

Share-Based Compensation

Share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument and recognized as compensation expense on a straight-line basis over the requisite service period, with a corresponding impact reflected in additional paid-in capital. Forfeitures are recognized as they occur. Liability-classified awards are remeasured at their fair-value-based measurement as of each reporting date until settlement.

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

	For the Years Ended February 28,
	2017		2018		2019
	$	%	$	%	$	%
	(in thousands of $, except percentages)
Net revenues	$1,043,100	100.0%	$1,715,016	100.0%	$2,562,984	100.0%
Cost of revenues(1)	(522,327)	(50.1)	(882,316)	(51.4)	(1,164,454)	(45.4)
Gross profit	520,773	49.9	832,700	48.6	1,398,530	54.6
Operating expenses
Selling and marketing(2)	(126,005)	(12.1)	(242,102)	(14.1)	(484,000)	(18.9)
General and administrative(3)	(263,287)	(25.2)	(386,287)	(22.5)	(579,672)	(22.6)
Impairment loss on intangible assets	-	-	(358)	(0.0)	-	-
Total operating expenses	(389,292)	(37.3)	(628,747)	(36.7)	(1,063,672)	(41.5)
Government subsidies	3,113	0.3	4,651	0.3	6,724	0.3
Income from operations	134,594	12.9	208,604	12.2	341,582	13.4
Interest income	18,133	1.8	39,837	2.3	59,614	2.3
Interest expense	(13,145)	(1.3)	(16,640)	(1.0)	(17,628)	(0.7)
Other income	23,074	2.2	17,406	1.0	131,727	5.1
Impairment loss on long-term investments	(8,075)	(0.8)	(2,213)	(0.1)	(58,091)	(2.3)
Income before provision for income tax and loss from equity method investments	154,581	14.8	246,994	14.4	457,204	17.8
Provision for income tax	(34,066)	(3.2)	(44,653)	(2.6)	(76,504)	(3.0)
Loss from equity method investments	(8,025)	(0.8)	(7,678)	(0.4)	(16,186)	(0.6)
Net income	112,490	10.8	194,663	11.4	364,514	14.2
Add: Net loss attributable to noncontrolling interest	4,390	0.4	3,777	0.2	2,722	0.1
Net income attributable to TAL Education Group	$116,880	11.2%	$198,440	11.6%	$367,236	14.3

(1)	Includes share-based compensation expenses of $0.1 million, $0.4 million and $0.7 million for the fiscal years ended February 28, 2017, 2018 and 2019, respectively.

(2)	Includes share-based compensation expenses of $3.4 million, $5.0 million and $10.5 million for the fiscal years ended February 28, 2017, 2018 and 2019, respectively.

(3)	Includes share-based compensation expenses of $32.6 million, $41.7 million and $66.1 million for the fiscal years ended February 28, 2017, 2018 and 2019, respectively.

Fiscal Year Ended February 28, 2019 Compared to Fiscal Year Ended February 28, 2018

Net Revenues

Our total net revenues increased by 49.4% to $2,563.0 million for the fiscal year ended February 28, 2019 from $1,715.0 million for the fiscal year ended February 28, 2018. The increase was mainly driven by an increase in total student enrollments. The increase in total student enrollments resulted primarily from increases of enrollments in the small class offerings and online courses.

Cost of Revenues

Our cost of revenues increased by 32.0% to $1,164.5 million for the fiscal year ended February 28, 2019 from $882.3 million for the fiscal year ended February 28, 2018. This increase was largely due to the increase in teacher fees and performance-linked bonuses to our teachers, and rental costs for our learning centers and service centers. The increase of teacher fees and performance-linked bonuses was primarily due to the increase in the number of our full-time teachers from 17,868 for the fiscal year ended February 28, 2018 to 21,387 for the fiscal year ended February 28, 2019. The increase of rental costs for our facilities was primarily due to the increase in the leased space of learning centers and service centers from approximately 1,149,000 square meters as of February 28, 2018 to approximately 1,351,000 square meters as of February 28, 2019. Cost of revenues for the fiscal year ended February 28, 2019 included $0.7 million in share-based compensation expenses, as compared to $0.4 million for the fiscal year ended February 28, 2018.

Operating Expenses

Our operating expenses increased by 69.2% to $1,063.7 million for the fiscal year ended February 28, 2019 from $628.7 million for the fiscal year ended February 28, 2018. This increase primarily resulted from increases in both our selling and marketing expenses and general and administrative expenses.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 99.9% to $484.0 million for the fiscal year ended February 28, 2019 from $242.1 million for the fiscal year ended February 28, 2018. This increase was primarily due to an increase in salaries and benefits for our selling and marketing personnel and more marketing promotion activities both for brand enhancement and consumer experience. Selling and marketing expenses for the fiscal year ended February 28, 2019 also included $10.5 million in share-based compensation expenses, as compared to $5.0 million for the fiscal year ended February 28, 2018.

General and Administrative Expenses. Our general and administrative expenses increased by 50.1% to $579.7 million for the salaries and benefit for the general fiscal year ended February 28, 2019 from $386.3 million for the fiscal year ended February 28, 2018. This increase was primarily due to an increase in General and administrative expenses for the fiscal year ended February 28, 2019 included $66.1 million in share-based compensation expenses, as compared to $41.7 million for the fiscal year ended February 28, 2018.

Government Subsidies

We received government subsidies related to government sponsored projects and recorded such government subsidies as a liability when such government subsidies were received and recorded it as other operating income when there was no further performance obligation. We received government subsidies of $6.7 million for the fiscal year ended February 28, 2019, compared to $4.6 million for the fiscal year ended February 28, 2018. We recorded $6.7 million and $4.7 million government subsidies as other operating income for the fiscal years ended February 28, 2019 and 2018, respectively.

Interest Income

We had interest income of $59.6 million for the fiscal year ended February 28, 2019, compared to $39.8 million for the fiscal year ended February 28, 2018. Our interest income in both fiscal years consisted primarily of interest earned from our cash and cash equivalents and short-term investments.

Other income

We recorded other income of $131.7 million for the fiscal year ended February 28, 2019, compared to other income of $17.4 million for the fiscal year ended February 28, 2018. Other income of fiscal year 2019 was mainly from the fair value changes of a long-term investment. The fair value changes of the long-term investment were transferred from accumulated other comprehensive income to other income as the investment was reclassified from available-for-sale investment to equity security with readily determinable fair value upon listing on the Hong Kong Exchange in November 2018.

Impairment loss on long-term investments

We incurred $58.1 million of impairment loss on long-term investments for fiscal year ended February 28, 2019, compared to $2.2 million for the fiscal year ended February 28, 2018. Impairment loss on long-term investments was mainly due to the other-than-temporary declines in the value of long-term investments.

Provision for Income Tax

We had $76.5 million of provision for income tax for the fiscal year ended February 28, 2019, compared to $44.7 million in fiscal year 2018. The increase was mainly due to increase in income before provision for income tax and loss from equity method investments.

Net Income

As a result of the foregoing, our net income increased by 87.3% to $364.5 million for the fiscal year ended February 28, 2019 from $194.7 million for the fiscal year ended February 28, 2018.

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

Inflation

According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index in China for February 2017, 2018 and 2019 were increases of 0.8%, 2.9% and 1.5%, respectively. Inflation has had some impact on our operations in recent years, in the form of higher salaries for our teachers and other staff and higher rental payments for certain of the office space and service center and learning center space we lease. We can provide no assurance that we will not continue to be affected in the future by higher rates of inflation in China, or that we will be able to adjust our tuition rates to mitigate the impact of inflation on our results of operations.

Recent Accounting Pronouncements

A list of recent accounting pronouncements that are relevant to us is included in note 2 to our consolidated financial statements, which are included in this annual report.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

In recent years, we have financed our operations and the expansion of our business primarily through cash flows from operations, proceeds from our initial public offering in October 2010, our offering of convertible senior note in May 2014 and the loan facilities we entered into in June 2016 and February 2019, respectively. As of February 28, 2019, we had $1,247.1 million in cash and cash equivalents, $268.4 million in short-term investments and $210.0 million short-term debt. Our cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments that are placed with banks and other financial institutions and which are either unrestricted as to withdrawal or use, or have remaining maturities of three months or less when purchased. The short-term investments primarily consist of wealth management produces with variable interest rates with original maturity of less than one year and more than three months.

The following table sets forth a summary of our cash and cash equivalents and short-term investments inside and outside China as of February 28, 2019.

	Cash and cash equivalents in RMB	Cash and cash equivalents in other currencies	Total cash and cash equivalents	Short-term investments in RMB	Short-term investments in other currencies	Total short-term investments
	(in thousands)
Entities outside China	213	707,747	707,960	-	173,943	173,943
VIEs in China	247,921	283	248,204	11,956	-	11,956
Non-VIEs in China	278,775	12,201	290,976	74,725	7,800	82,525
Entities inside China	526,696	12,484	539,180	86,681	7,800	94,481
Total	526,909	720,231	1,247,140	86,681	181,743	268,424

Although we consolidate the results of our VIEs, our access to our Consolidated Affiliated Entities is only through the VIE Contractual Arrangements. See “Item 4. Information on the Company—B. Business Overview—Organizational Structure—VIE Contractual Arrangements.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

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

The following table sets forth a summary of our cash flows for the periods indicated. Our cash flows in historical comparable periods were presented reflecting the retrospective application of the adoption of accounting pronouncement ASU 2016-18 in fiscal year 2019 as disclosed in Note 2 to our consolidated financial statements.

	For the Years Ended February 28,
	2017	2018	2019
	(in thousands of $)
Net cash provided by operating activities	$379,019	$685,293	$194,361
Net cash used in investing activities	(514,836)	(832,573)	(166,584)
Net cash provided by financing activities	178,834	428,151	475,019
Effect of exchange rate changes	(3,414)	(31,785)	33,208
Net increase in cash and cash equivalents and restricted cash	39,603	249,086	536,004
Cash, cash equivalents and restricted cash at the beginning of the period	439,008	478,611	727,697
Cash, cash equivalents and restricted cash at end of the period	$478,611	$727,697	$1,263,701

Operating Activities

Net cash provided by operating activities amounted to $194.4 million in the fiscal year ended February 28, 2019, as compared to $685.3 million in the fiscal year ended February 28, 2018. Net cash provided by operating activities in the fiscal year ended February 28, 2019 reflected net income of $364.5 million, adjusted by certain non-cash expenses and gain, mainly including depreciation of property and equipment of $76.7 million, share-based compensation expenses of $77.3 million, impairment loss on long-term investments of $58.1 million, gain recognized for conversion of debt securities to equity securities of $95.5 million and fair value remeasuring gain of $26.4 million from step acquisition. Other major factors affecting operating cash flow in the fiscal year ended February 28, 2019 mainly included a decrease in deferred revenues of $407.2 million due to the change of tuition fees collection schedule to meet certain regulatory requirement.

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

Investing Activities

Net cash used in investing activities amounted to $166.6 million in the fiscal year ended February 28, 2019, as compared to $832.6 million in the fiscal year ended February 28, 2018. Net cash used in investing activities in the fiscal year ended February 28, 2019 primarily related to purchase of short-term investments of $581.2 million, payments for long-term investments of $243.5 million, prepayments for purchase of land use right of $209.9 million and purchase of property and equipment of $138.4 million, partially offset by proceeds from maturity of short-term investment of $1,103.3 million.

Net cash used in investing activities amounted to $832.6 million in the fiscal year ended February 28, 2018, as compared to $514.8 million in the fiscal year ended February 28, 2017. Net cash used in investing activities in the fiscal year ended February 28, 2018 primarily related to purchase of short-term investments of $1,197.2 million, payments for long-term investments of $196.6 million, purchase of property and equipment of $126.3 million and prepayment for investments of $43.6 million, partially offset by proceeds from maturity of short-term investment of $657.5 million and repayment of loan to third parties of $74.9 million.

Financing Activities

Net cash provided by financing activities amounted to $475.0 million in the fiscal year ended February 28, 2019, as compared to $428.2 million in the fiscal year ended February 28, 2018. Net cash provided by financing activities in the fiscal year ended February 28, 2019 was attributable to the proceeds of $500.0 million from private placement, net proceeds of $189.9 million from long-term debt and short-term debt and partially offset by repayment of long-term debt of $205.0 million.

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

Holding Company Structure

Overview

We are a holding company with no material operations of our own. Aside from our personalized premium tutoring services in Beijing conducted by our PRC subsidiaries, Huanqiu Zhikang and Zhixuesi Beijing, and a small portion of business conducted by Pengxin and/or its subsidiaries and schools, substantially all of our education business in China is conducted through the VIE Contractual Arrangements. See “Item 4. Information on the Company—B. Business Overview—Organizational Structure—VIE Contractual Arrangements.” In the fiscal years ended February 28, 2017, 2018 and 2019, our Consolidated Affiliated Entities contributed 93.8%, 94.1% and 93.9%, respectively, of our total net revenues.

Conducting most of our operations through the VIE Contractual Arrangements entails a risk that we may lose effective control over our Consolidated Affiliated Entities, which may result in our being unable to consolidate their financial results with our results and may impair our access to their cash flow from operations and thereby reduce our liquidity. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” for more information, including the risk factors titled “If the PRC government determines that the agreements that establish the structure for operating our business in China are not in compliance with applicable PRC laws and regulations, we could be subject to severe penalties” and “We rely on the VIE Contractual Arrangements for our PRC operations, which may not be as effective in providing operational control as direct ownership.”

Dividend Distributions

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends upon dividends and other distributions paid to us by our PRC subsidiaries. The amount of dividends paid by our PRC subsidiaries to us primarily depends on the service fees paid to our PRC subsidiaries from our Consolidated Affiliated Entities, and, to a lesser degree, our PRC subsidiaries’ retained earnings. In the fiscal years ended February 28, 2017, 2018 and 2019, TAL Beijing, Lebai Information and their designated PRC subsidiaries collectively charged $269.1 million, $437.8 million and $657.0 million in service fees, respectively, to our Consolidated Affiliated Entities. The Consolidated Affiliated Entities collectively paid $238.0 million, $426.5 million and $589.3 million in service fees to TAL Beijing, Lebai Information and its designated PRC subsidiaries in the fiscal years ended February 28, 2017, 2018 and 2019, respectively. As of February 28, 2017, 2018 and 2019, the balance of the amount payable for the fees was $49.0 million, $60.3 million and $128.0 million, respectively.

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

Pursuant to the VIE Contractual Arrangements, the earnings and cash of each of our VIEs (including dividends received from their respective subsidiaries and schools) are used to pay service fees in RMB to TAL Beijing or Lebai Information or its designated affiliates, as applicable, in the manner and amount set forth in the VIE Contractual Arrangements. After paying the applicable withholding taxes, making appropriations for its statutory reserve requirement and retaining any profits from accumulated profits, the remaining net profits of TAL Beijing and its designated affiliates would be available for distribution to TAL Hong Kong, and the remaining net profits of Lebai Information and its designated affiliates would be available for distribution to Firstleap Education (HK) Limited then to Firstleap Education, and from TAL Hong Kong and Firstleap Education to our company. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Dividends we receive from our operating subsidiaries located in China may be subject to PRC withholding tax.” and “Item 5. Operating Results-Taxation-PRC” for detailed discussions on withholding taxes; and see “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Dividend Distribution” for a detailed discussion on statutory reserve requirement. As of February 28, 2019, the net assets of our PRC subsidiaries and Consolidated Affiliated Entities which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate $449.5 million, and the net assets of our PRC subsidiaries and Consolidated Affiliated Entities which were unrestricted and thus available for distribution was in aggregate $1,337.2 million.

We do not believe that these restrictions on the distribution of our net assets will have a significant impact on our ability to timely meet our financial obligations in the future. See “Item 3. Risk Factors—D. Risks Related to Doing Business in China—We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could limit our ability to pay dividends to holders of our ADSs and common shares” for more information.

Furthermore, cash transfers from our PRC subsidiaries to our subsidiaries in Hong Kong are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and our Consolidated Affiliated Entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.”

Capital Expenditures

For the fiscal years 2017 to 2019, our primary capital expenditures were mainly related to purchase of land use right, leasehold improvements and purchase of servers, computers, network equipment, and software systems. Our capital expenditures were $71.1 million, $126.3 million and $353.3 million for the fiscal years ended February 28, 2017, 2018 and 2019, respectively, representing 6.8%, 7.4% and 13.8% of our total net revenues for such years, respectively. See “Item 4. Information on the Company—C. Property, Plants and Equipment” for more information.

C.	Research and Development, Patents, and Licenses, etc.

Our competitive advantages in the PRC after-school tutoring service market is supported by our up-to-date technology platform, our strong in-house ability in developing curricular and course materials, and a range of our intellectual property rights. In addition, we operate www.jzb.com (formerly www.eduu.com), a leading online education platform in China. The website serves as a gateway to our online courses, primarily offered through our website www.xueersi.com, and other websites dedicated to specific topics and offerings. We also offer select educational content through mobile applications. Our online platform facilitates direct and frequent communications with and among our existing and prospective students, which forms an important part of our efforts to provide a supportive learning environment to our students and support our overall sales and marketing activities. For detailed information about our online course offering, see “Item 4. Information on the Company—B. Business Overview—Our Tutoring Services—Online Courses.” We have a strong in-house team responsible for developing, updating and improving our curricula and course materials, and substantially all of our education content for our non-English subject areas is developed in-house. See “Item 4. Information on the Company—B. Business Overview—Our Curricula and Course Materials” for detailed information. Our online platform, course contents and our other intellectual property rights are protected by a combination of PRC laws and regulations that protect trademarks, copyrights, domain names, know-how and trade secrets, as well as confidentiality agreements. For more information about our brands and intellectual property rights, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended February 28, 2019 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of February 28, 2019:

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousand $)
Operating lease obligations(1)	$1,343,259	$270,093	$544,008	$350,516	$178,642
Purchase of property and equipment obligations	26,296	26,296	-	-	-
Acquisitions and investments obligations(2)	118,366	118,366	-	-	-
Other commitment(3)	$3,900	$3,636	$264	-	-
Total	$1,491,821	$418,391	$544,272	$350,516	$178,642

(1)	Represents our non-cancelable leases for our offices, learning centers and service centers.

(2)	Represents obligations in connection with several investments and acquisitions as of February 28, 2019.

(3)	Represents interests to be paid for convertible bond issued in May 2014 and credit facilities entered in June 2016.

G.	Safe Harbor

See “Forward Looking Statements” on page 2 of this annual report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Bangxin Zhang	38	Chairman of the Board of Directors and Chief Executive Officer
Yachao Liu	37	Director and Chief Operating Officer
Jane Jie Sun	50	Independent Director
Kaifu Zhang	34	Independent Director
Weiru Chen	48	Independent Director
Yunfeng Bai	37	President
Rong Luo	37	Chief Financial Officer
Yan Huang	35	Chief Technology Officer

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

Jane Jie Sun has served as our independent director since October 2010. Ms. Sun has been the chief executive officer of Ctrip.com International, Ltd. (Ctrip), a NASDAQ-listed company, as well as a member of Ctrip’s board of directors, since November 2016. Prior to that, she was a co-president since March 2015, chief operating officer since May 2012, and chief financial officer from 2005 to 2012 of Ctrip. Ms. Sun is well respected for her extensive experience in operating and managing online travel businesses, mergers and acquisitions, and financial reporting and operations. In 2017, She was named as one of the most influential and outstanding business women by Forbes China. She was also named one of Fortune’s Top 50 Most Powerful Women in Business, and one of Fast Company’s Most Creative People in Business. During her tenure at Ctrip, she won the Best CEO and Best CFO Award by Institutional Investor. Prior to joining Ctrip, Ms. Sun worked as the head of the SEC and External Reporting Division of Applied Materials, Inc. since 1997. Prior to that, she worked with KPMG LLP as an audit manager in Silicon Valley, California for five years. She is a member of the American Institute of Certified Public Accountants and a State of California Certified Public Accountant. Ms. Sun received her Bachelor’s degree from the business school of the University of Florida with high honors. She also obtained her LLM degree from Peking University Law School.

Kaifu Zhang has served as our director since October 2016. Dr. Zhang is a researcher at Alibaba Group. Prior to that, he was an assistant professor and the Xerox Junior Chair at Carnegie Mellon University and an assistant professor at Cheung Kong Graduate Schools of Business in China. His research interests include the economics of multi-sided markets, business model design for on-line platforms, and the use of big data and machine learning in econometrics. He has consulted for and offered executive training at a number of tech firms in Europe, US and China. He holds a Ph.D. in Management from INSEAD (France) and a BE in Computer Science from Tsinghua University.

Weiru Chen has served as our independent director since June 2015. Mr. Chen has served as a professor and the executive director of the Internet Industry Research Center at Alibaba Business School. Prior to that, he has been associate professor of strategy at China Europe International Business School (CEIBS) since July 2011, and chief strategic officer of China Smart Logistic Network since August 2017. Prior to joining CEIBS, he served as assistant professor of strategy at INSEAD Business School from 2003 to 2011. Mr. Chen’s research is centered on firms’ technological search behaviors, strategic dynamics, and across-boarder business model transfer. Mr. Chen received a Ph.D. in Management from Purdue University in 2003.

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

Rong Luo has served as our chief financial officer since November 2014 and has been in charge of our international education business since December 2016. Mr. Luo was in charge of strategic investments from February 2015 to December 2016. Mr. Luo has served as an independent director of the Jiangsu Phoenix Pressing Media Co., Ltd, a leading PRC media group listed on Shanghai Stock Exchange since March 2016. Prior to joining us, Mr. Luo was the chief financial officer of eLong Inc from 2013 to 2014. Before that, Mr. Luo was finance senior manager (China) for the Lenovo Group. Prior to Lenovo, Mr. Luo held a number of positions in Beijing and Seattle in the finance function of the Microsoft Corporation, including analyst, manager and senior manager. Mr. Luo holds a double major bachelor’s degree in economics and information management & systems from Peking University, a master’s degree in management science and engineering from Tsinghua University.

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

For the fiscal year ended February 28, 2019, the aggregate cash compensation we paid to our executive officers as a group was approximately $2.0 million. We do not pay our non-executive directors in cash for their services on our board. For the fiscal year ended February 28, 2019, we granted 354,301 non-vested restricted Class A common shares to our executive officers and non-executive directors. For the fiscal year ended February 28, 2019, we recognized a total share-based compensation expense of $5.2 million for our executive officers and non-executive directors. See “—Share Incentive Plan.”

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

As of March 31, 2019, 11,970,588 non-vested restricted Class A common shares and 1,032,025 share options to purchase 1,032,025 Class A common shares under our share incentive plan previously granted to our employees and directors are outstanding. The following table summarizes, as of March 31, 2019, the share options and non-vested restricted shares granted and outstanding under our share incentive plan to our directors and executive officers and to other individuals as a group.

Name	Number of Class A Common Shares Underlying Share Options and Class A Restricted Shares		Exercise Price ($ per share)	Date of Grant	Date of Expiration
Yachao Liu		*(1)	–	October 25, 2013/March 1, 2014/October 11, 2018	13 years from the date of the grant
Jane Jie Sun		*(1)	–	January 26, 2018/October 26, 2018	10 years from the date of the grant
Kaifu Zhang		*(1)	–	January 26, 2018/October 26, 2018	10 years from the date of the grant
Weiru Chen		*(1)	–	July 26, 2015/October 26, 2018	10 years from the date of the grant
Yunfeng Bai		*(1)	–	October 25, 2013/March 1, 2014/October 11, 2018	13 years from the date of the grant
Rong Luo		*(1)	–	October 26, 2014/April 26, 2015/October 11, 2018	14 years from the date of the grant
		*(2)	$16.095	April 26, 2015	10 years from the date of the grant
Yan Huang		*(1)	–	April 26, 2015/October 11, 2018	14 years from the date of the grant
		*(2)	$16.095	April 26, 2015	10 years from the date of the grant
Other individuals as a group	10,633,715	(1)	–	–	10 or 13 years from the date of the grant
	922,161	(2)	from $14.5 to $110.0	–	10 or 12 years from the date of the grant
* Less than 1% of the outstanding common shares.

(1)	Non-vested restricted shares.

(2)	Share options.

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

We had 20,240, 28,637 and 34,733 full-time employees as of February 28, 2017, 2018 and 2019, respectively. Of our total number of full-time employees as of February 28, 2019, 13,912 were located in Beijing, and 20,821 in other places in China.

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

The following table sets forth information with respect to the beneficial ownership of our common shares (including shares represented by our ADSs), as of May 8, 2019, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our common shares.

	Shares Beneficially Owned
	Number(1)	%(2)	% of Voting Power(3)
Directors and Executive Officers:
Bangxin Zhang(4)	58,650,000	29.7%	71.8%
Yachao Liu(5)	8,959,520	4.5%	10.1%
Jane Jie Sun(6)	*	*	–
Kaifu Zhang(7)	*	*	–
Weiru Chen(8)	*	*	–
Yunfeng Bai(9)	2,035,581	1.0%	2.5%
Rong Luo	*	*	*
Yan Huang	*	*	–
All directors and executive officers as a group	69,849,276	35.4%	84.4%
Principal Shareholders:
Bright Unison Limited(10)	49,852,500	25.3%	61.1%
Morgan Stanley entities(11)	18,611,307	9.4%	2.3%
Baillie Gifford & Co (12)	15,787,301	8.0%	1.9%
UBS Global Asset Management division of UBS Group AG(13)	14,654,347	7.4%	1.8%

*	Less than 1% of our total outstanding shares.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, restricted shares or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (1) 197,245,946, being the number of common shares issued as of May 8, 2019, and (2) the number of shares such person or group has the right to acquire or receive within 60 days after May 8, 2019.

(3)	Percentage of total voting power represents voting power with respect to all of our Class A and Class B common shares, as a single class. As of May 8, 2019, our issued and outstanding share capital consisted of 128,445,446 Class A common shares and 68,800,500 Class B common shares. Each holder of our Class B common shares is entitled to ten votes per Class B common share and each holder of Class A common shares is entitled to one vote per Class A common share held by our shareholders on all matters submitted to them for a vote. Our Class A common shares and Class B common shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B common shares are convertible at any time by the holder into Class A common shares on a 1:1 basis.

(4)	Consists of (i) 49,852,500 Class B common shares held by Bright Unison Limited, a British Virgin Islands company, and (ii) 8,797,500 Class B common shares held by FAITH FIT LIMITED, a British Virgin Islands company. Bangxin Zhang has the power to direct the retention or disposal of, and the exercise of any voting rights attached to, the foregoing shares through a trust structure. For more details, see Schedule 13G/A filed by the relevant reporting persons on February 12, 2019. Bangxin Zhang’s business address is 15/F, Danling SOHO, 6 Danling Street, Haidian District, Beijing 100080, People’s Republic of China.

(5)	Consists of (i) 5,875,000 Class B common shares held by Perfect Wisdom International Limited, a British Virgin Islands company, (ii) 662,000 Class A common shares and 2,275,500 Class B common shares held by COMPLETE HONOUR GLOBAL LIMITED, and (iii) 147,020 Class A common shares in the form of ADSs. Yachao Liu has the power to direct the retention or disposal of, and the exercise of any voting rights attached to, the foregoing shares through a trust structure. For more details, see Schedule 13G/A filed by the relevant reporting persons on February 12, 2019. Yachao Liu’s business address is 15/F, Danling SOHO, 6 Danling Street, Haidian District, Beijing 100080, People’s Republic of China.

(6)	The business address of Ms. Sun is 968 Jinzhong Road, Shanghai 200335, People’s Republic of China.

(7)	The business address of Mr. Zhang is Xi Zhi Men North Street, No 28, 6-202, Beijing, People’s Republic of China.

(8)	The business address of Mr. Chen is 699 Hongfeng Road, Pudong New District, Shanghai, 201206, People’s Republic of China.

(9)	Consists of (i) 2,000,000 Class B common shares held by Excellent New Limited, a British Virgin Islands company and (ii) 35,581 class A common shares in the form of ADS. Yunfeng Bai is the sole shareholder and the sole director of Excellent New Limited. Yunfeng Bai’s business address is 15/F, Danling SOHO, 6 Danling Street, Haidian District, Beijing 100080, People’s Republic of China.

(10)	Bright Unison Limited is a company incorporated in the British Virgin Islands. Bangxin Zhang is the sole shareholder and the sole director of Bright Unison Limited. Its registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(11)	Based on Schedule 13G/As filed with the SEC on February 13, 2019 by Morgan Stanley and Morgan Stanley Investment Management Inc., consists of 6,108,955 and 12,502,352 Class A common shares, respectively, in the form of 55,833,921 ADSs in aggregate. The principal business office of Morgan Stanley and Morgan Stanley Investment Management Inc. is 1585 Broadway New York, NY 10036, United States of America.

(12)	Based on Schedule 13G/A filed with the SEC on February 9, 2019 by Baillie Gifford & Co, consists of 15,787,301 Class A common shares in the form of 47,361,903 ADSs. The principal business office of Baillie Gifford & Co is Galton Square, 1 Greenside Row, Edinburg EH1 3AN, Scotland, United Kingdom.

(13)	Based on Schedule 13G/A filed with the SEC on February 13, 2019 by UBS Group AG (for the benefit and on behalf of the UBS Global Asset Management division of UBS Group AG), consists of 14,654,347 Class A common shares (upon conversion of ADSs) beneficially owned by the UBS Asset Management division of UBS Group AG and its subsidiaries and affiliates on behalf of clients. As reported on the Schedule 13G/A, the amount of shares beneficially owned includes shares of common stock (CUSIP 874080104) issuable upon conversion of 2.50% convertible notes due 2019 (CUSIP 874080AB0). The principal business office of UBS Global AG is Bahnhofstrasse 45, Zurich, Switzerland.

Our common shares are divided into Class A common shares and Class B common shares. Holders of Class A common shares are entitled to one vote per share, while holders of Class B common shares are entitled to ten votes per share. Holders of our Class B common shares may choose to convert their Class B common shares into the same number of Class A common shares at any time. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Common Shares” for a more detailed description of our Class A common shares and Class B common shares.

To our knowledge, as of May 8, 2019, 122,088,229 of our issued and outstanding Class A common shares were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A common shares in the United States.

For the restricted Class A common shares granted to our directors, officers, employees and consultants, please refer to “—B. Compensation—Share Incentive Plan.”

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Transactions with Related Investees

We have amounts due from related parties representing loans, prepayment to certain investees and advances received by an investee on our behalf. As of February 28, 2018, we had $3.2 million current amounts due from related parties. As of February 28, 2019, we had $3.3 million current amounts due from related parties, and $1.7 million non-current amounts due from related parties.

We have amounts due to related parties in connection with investment payable and advanced service fees received from related parties. As of February 28, 2018, we had $8.7 million current amounts due to related parties, and $0.3 million non-current amounts due to related parties. As of February 28, 2019, we had $24.4 million current amounts due to related parties, and $0.2 million non-current amounts due to related parties.

We incur services fees in connection with services provided by certain investees to us. For the years ended February 28, 2017, 2018 and 2019, respectively, we incurred services fees to related parties of $0.6 million, $0.9 million and $1.9 million.

We generate other revenue from related parties in connection with services provided by us. For the years ended February 28, 2017, 2018 and 2019, respectively, we generated other revenue from related parties of $61 thousand, $1.0 million and $1.4 million.

We purchase equipment from related parties used in our educational programs. For the year ended February 28, 2018 and 2019, respectively, we purchased equipment in an amount of $0.9 million and $1.1 million.

VIE Contractual Arrangements

Please refer to “Item 4. Information on the Company—B. Business Overview—Organizational Structure—VIE Contractual Arrangements.”

Employment Agreement

Please refer to “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Employment Agreements.”

Stock Incentives

Please refer to “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal and Administrative Proceedings

From time to time, we are subject to legal proceedings and claims incidental to the conduct of our business.

Litigation

On June 18, 2018 and July 17, 2018, two putative shareholder class action lawsuits were filed against our company and certain officers of our company in the U.S. District Court for the Southern District of New York. The putative class action lawsuit is captioned Lea v. TAL Education Group, et al., Case No. 1:18-cv-05480-RWS (S.D.N.Y.) (filed on June 18, 2018); Extract v. TAL Education Group, et al., Case No. 1:18-cv-06440 (filed on July 17, 2018). The plaintiffs seek to represent a class of persons who allegedly suffered damages as a result of their trading activities related to our ADSs from April 26 to June 13, 2018. The plaintiffs allege that certain press releases and financial statements made by our company during the alleged class period contained material misstatements and omissions in violation of the federal securities laws, and advances claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, 15 U.S.C. §§ 78(b) and 78t(a), and Rule 10b-5 promulgated thereunder, 17 C.F.R. § 240.10b-5 (2013). On September 27, 2018, the Court consolidated the two lawsuits as In re Tal Education Group Securities Litigation, Case No. 1: 18-cv-05480-LAP-KHP. On December 28, 2018, plaintiffs filed a consolidated amended complaint. On February 26, 2019, the Company filed its motion to dismiss the consolidated amended complaint. On April 22, 2019, Plaintiffs filed its opposition to the Company's motion to dismiss. The Company is scheduled to file its reply on May 22, 2019.

The actions remain in its preliminary stages. We are defending the action vigorously. For risks and uncertainties relating to the pending case against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have been named as a defendant in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

Internal Review

Muddy Waters Capital LLC, an entity unrelated to us, issued a series of reports containing various allegations about us in June and July 2018. In response, the audit committee of our board of directors directed our internal audit team to conduct an internal review of such allegations. The internal review has been completed and uncovered no evidence which would support these allegations.

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

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash needs. To pay dividends to us, our subsidiaries in China shall comply with the current PRC laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could limit our ability to pay dividends to holders of our ADSs and common shares.”

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Composition of Board of Directors.”

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

The Cayman Islands currently have no exchange control restrictions. Also see “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Foreign Currency Exchange.”

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

In addition, the SAT issued the Bulletin on Issues Concerning the Determination of Resident Enterprises on the Basis of their Actual Management Bodies in January 2014, to provide more guidance on the implementation of the above circular. This bulletin further provided that, among other things, an entity that is classified as a “resident enterprise” in accordance with the circular shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors registered. From the year in which the entity is determined as a “resident enterprise,” any dividend, profit and other equity investment gain shall be taxed in accordance with the Article 26 of the EIT law and the Article 17 and Article 83 of its implementation rules.

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

PFIC Considerations

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company (PFIC) for U.S. federal income tax purposes for any taxable year, if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income or (ii) at least 50% of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rent, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account for determining the value of its assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

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

Accordingly, assuming that we are the owner of our VIEs and their respective subsidiaries, as applicable, for U.S. federal income tax purposes, we believe that we primarily operate an active after-school tutoring business in China. Based on our income and assets and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended February 28, 2019 and do not anticipate becoming a PFIC for the foreseeable future. While we do not anticipate becoming a PFIC for the foreseeable future, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. If our market capitalization becomes less than anticipated, we may be classified as a PFIC for the current or future taxable years.

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, but not our common shares, provided that the ADSs are regularly traded on a qualified exchange or other market. Our ADSs are listed on the New York Stock Exchange, which is a qualified exchange. Our ADSs are expected to qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

If a U.S. Holder owns our ADSs or common shares during any taxable year that we are a PFIC, the holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury. In the case of a U.S. Holder who has held ADSs or common shares during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs or common shares (or any portion thereof) and has not previously determined to make a mark-to-market election, and who later considers making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs or common shares. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of holding and disposing ADSs or common shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election and the unavailability of the qualified electing fund election.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to (i) the interest income generated by excess cash invested in liquid investments, and (ii) the interest expense associated with our convertible notes and credit facilities. As of February 28, 2019, we had no other short-term or long-term borrowings.

In May 2014, we issued $200.0 million in aggregate principal amount of 2.50% convertible senior notes due 2019. Additionally, we granted to the initial purchasers of the notes a 30-day option to purchase up to an additional $30.0 million in principal amount of notes. Upon the exercise of such option by certain initial purchasers, we issued an aggregate of $230.0 million in aggregate principal amount of the notes. The notes bear interest at a rate of 2.50% per year, payable semiannually in arrears on May 15 and November 15 of each year, beginning on November 15, 2014. The notes matured on May 15, 2019.

On June 30, 2016, we signed a 3-year $400.0 million term and revolving facilities agreement with a group of arrangers led by Deutsche Bank AG, Singapore Branch. The facilities, a $225.0 million 3-year bullet maturity term loan and a $175.0 million 3-year revolving facility, are priced at 250 basis points over LIBOR. The use of proceeds of the facilities are for general corporate purposes.

On February 1, 2019, we signed a 3-year $600.0 million term and revolving facilities agreement with a group of arrangers led by Deutsche Bank AG, Singapore Branch. The facilities, a $270. 0 million 3-year bullet maturity term loan and a $330 million 3-year revolving facility, are priced at 175 basis points over LIBOR. The interest is payable on a quarterly basis. We also pay a commitment fee of 0.35% per annum based on the undrawn portion of the facilities for the period from commencement date to the end of the availability period applicable to the facilities. The use of proceeds of the facilities are for general corporate purposes.

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

Although we have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates, we entered into three interest swap arrangements in fiscal year 2017 to manage our interest risk exposure associated with the credit facilities. Approximately 56.4% of the aggregate principal amount of our credit facilities was at fixed rates in consideration of the interest swap, and the remaining 43.6% was at floating rates as of February 28, 2019. Other than these interest swap arrangements, we do not have any derivative financial instruments to manage our interest risk exposure. As of February 28, 2018 and February 28, 2019, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount outstanding at February 28, 2019 under our credit facilities that bear floating interest was outstanding for the entire fiscal year, profit attributable to equity owner of our company would have been $14.0 million and $14.5 million higher/lower, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents, restricted cash and short-term investments.

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

Moreover, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert Renminbi into U.S. dollars, depreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Assuming we had converted the U.S. dollar-denominated cash and cash equivalent, restricted cash and short investments balance of $905.3 million as of February 28, 2019 into RMB at the exchange rate of $1.00 for RMB6.6912 as of February 28, 2019, this cash balance would have been RMB6,057.3 million. Assuming a 1.0% appreciation of the Renminbi against the U.S. dollar, this cash balance would have decreased to RMB5,996.7 million as of February 28, 2019.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to contribute us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will contribute us, and the amount of contribution available to us is not entirely related to the amounts of fees the depositary collects from investors. For the fiscal year ended February 28, 2019, we have received $5.1 million after tax contribution from the depositary, which was paid to us for expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon this evaluation, our management has concluded that, as of February 28, 2019, our existing disclosure controls and procedures were effective.

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

Our management conducted an assessment of the design and operation effectiveness of our internal control over financial reporting as of February 28, 2019. In making this assessment, we used the criteria established within the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of February 28, 2019, our internal control over financial reporting was effective.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF TAL EDUCATION GROUP

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of TAL Education Group (the “Company”), its subsidiaries, its variable interest entities (the “VIEs”), and its VIEs’ subsidiaries and schools (collectively, the “Group”) as of February 28, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 28, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended February 28, 2019, of the Group and our report dated May 16, 2019, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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
Beijing, the People’s Republic of China
May 16, 2019

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

	For the Year Ended February 28,
	2018	2019
	(in thousands of $)
Audit fees(1)	1,210	1,358
Audit-related fees(2)	-	1,810
Tax fees(3)	99	121
All other fees(4)	-	63

(1)	“Audit fees” means the aggregate fees in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	“Audit-related fees” represents the aggregate fees billed for professional services rendered by our principal accounting firm for the assurance and related services.

(3)	“Tax fees” represents the aggregate fees for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

(4)	“All other fees” means the aggregate fees in each of the fiscal years listed for finding and providing U.S. GAAP accounting guidance services rendered by our principal auditors.

All audit and non-audit services provided by our independent auditors must be pre-approved by our audit committee.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On October 24, 2011, our board of directors authorized a share repurchase program, whereby our company may repurchase of up to $50.0 million of our ADSs during the period from October 24, 2011 through October 23, 2012. The share repurchase program was publicly announced on October 25, 2011. On October 24, 2018, our board of directors authorized a share repurchase program, whereby our company may repurchase of up to $100.0 million of our ADSs during the period from October 24, 2018 through October 23, 2019. The share repurchase program was publicly announced on October 25, 2018.

The table below is a summary of the shares repurchased by us in the open market as of February 28, 2019.

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

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant’s Amendment to Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on October 6, 2010)

2.1	Registrant’s Form of Class A common share certificate (incorporated by reference to Exhibit 4.1 to the Registrant’s Amendment to Form F-1 Registration Statement (file No. 333- 169650) filed with the Securities and Exchange Commission on September 29, 2010)

2.2	Amended and Restate Deposit Agreement, dated October 19, 2010, among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit A to the Registrant’s registration statement on Form F-6 (file No. 333-219521) filed with the Securities and Exchange Commission on July 28, 2017)

2.3	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.2 filed with the Registrant’s annual report on Form 20-F for the fiscal year ended February 28, 2011 (file No. 001-34900), filed with the Securities and Exchange Commission on July 25, 2011 and which is incorporated herein by reference)

4.1	2010 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Exhibit 10.5 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

Exhibit Number	Description of Document

4.3	Form of Employment Agreement with the Registrant’s officers (incorporated by reference to Exhibit 10.6 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.4	English translation of Exclusive Business Cooperation Agreement, dated June 25, 2010, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Xueersi Education Technology Co., Ltd., Beijing Xueersi Network Technology Co., Ltd., Bangxin Zhang, Yundong Cao, Yachao Liu, Yunfeng Bai, and other parties thereto (incorporated by reference to Exhibit 10.7 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.5	English translation of Call Option Agreement, dated February 12, 2009, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Xueersi Education Technology Co., Ltd., Beijing Xueersi Network Technology Co., Ltd., Bangxin Zhang, Yundong Cao, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 10.8 of Form F-1 (file No. 333169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.6	English translation of Equity Pledge Supplemental Agreement, dated June 25, 2010, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Xueersi Education Technology Co., Ltd., Bangxin Zhang, Yundong Cao, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 10.9 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.7	English translation of Equity Pledge Supplemental Agreement, dated June 25, 2010, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Xueersi Network Technology Ltd., Bangxin Zhang, Yundong Cao, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 10.10 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.8	English translation of Powers of Attorney, dated August 12, 2009, by Bangxin Zhang, Yundong Cao, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 10.11 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.13	Amended and Restated Shareholders’ Agreement among the Registrant, the Series A preferred holder, Tiger Global Five China Holdings and other parties thereto, dated August 12, 2009 (incorporated by reference to Exhibit 4.4 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.14	English translation of Form of Real Property Sale and Purchase Agreement (incorporated by reference to Exhibit 4.10 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 28, 2011 (file No. 001-34900) filed with the Securities and Exchange Commission on July 25, 2011)

4.15	Deed of Undertaking executed by and between Bangxin Zhang and TAL Education Group dated June 24, 2013 (incorporated by reference to Exhibit 4.15 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 28, 2013 (file No. 001-34900) filed with the Securities and Exchange Commission on June 28, 2013)

4.16	Side letter executed by and between Bangxin Zhang and TAL Education Group dated July 29, 2013 (incorporated by reference to Exhibit 4.16 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 28, 2014 (file No. 001-34900) filed with the Securities and Exchange Commission on May 12, 2014)

4.17	Indenture dated May 21, 2014 constituting $230 million 2.50% convertible senior notes due 2019 (incorporated by reference to Exhibit 4.17 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 28, 2015 (file No. 001-34900) filed with the Securities and Exchange Commission on May 28, 2015)

Exhibit Number	Description of Document

4.18	English translation of Exclusive Business Cooperation Agreement, dated August 4, 2015, by and among Beijing Century TAL Education Technology Co., Ltd., Beijing Dididaojia Education Technology Co., Ltd., Bangxin Zhang, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 4.18 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 29, 2016 (file No. 001-34900) filed with the Securities and Exchange Commission on May 31, 2016)

4.19	English translation of Option Agreement, dated August 4, 2015, by and among Beijing Century TAL Education Technology Co., Ltd., Beijing Dididaojia Education Technology Co., Ltd., Bangxin Zhang, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 4.19 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 29, 2016 (file No. 001-34900) filed with the Securities and Exchange Commission on May 31, 2016)

4.20	English translation of Equity Pledge Agreement, dated August 4, 2015, by and among Beijing Century TAL Education Technology Co., Ltd., Beijing Dididaojia Education Technology Co., Ltd., Bangxin Zhang, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 4.20 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 29, 2016 (file No. 001-34900) filed with the Securities and Exchange Commission on May 31, 2016)

4.21	English translation of Powers of Attorney, dated August 4, 2015, by Bangxin Zhang, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 4.21 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 29, 2016 (file No. 001-34900) filed with the Securities and Exchange Commission on May 31, 2016)

4.22	English translation of Exclusive Business Cooperation Agreement, dated October 26, 2015, by and among Beijing Lebai Information Consulting Co., Ltd., Beijing Lebai Education Consulting Co., Ltd. and Beijing Xueersi Education Technology Co., Ltd. (incorporated by reference to Exhibit 4.22 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 29, 2016 (file No. 001-34900) filed with the Securities and Exchange Commission on May 31, 2016)

4.23	English translation of Option Agreement, dated October 26, 2015, by and among Beijing Lebai Information Consulting Co., Ltd., Beijing Lebai Education Consulting Co., Ltd. and Beijing Xueersi Education Technology Co., Ltd. (incorporated by reference to Exhibit 4.23 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 29, 2016 (file No. 001-34900) filed with the Securities and Exchange Commission on May 31, 2016)

4.24	English translation of Equity Pledge Agreement, dated October 26, 2015, by and among Beijing Lebai Information Consulting Co., Ltd., Beijing Lebai Education Consulting Co., Ltd. and Beijing Xueersi Education Technology Co., Ltd. (incorporated by reference to Exhibit 4.24 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 29, 2016 (file No. 001-34900) filed with the Securities and Exchange Commission on May 31, 2016)

4.25	English translation of Powers of Attorney, dated October 26, 2015, by Beijing Lebai Information Consulting Co., Ltd. and Beijing Xueersi Education Technology Co., Ltd. (incorporated by reference to Exhibit 4.25 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 29, 2016 (file No. 001-34900) filed with the Securities and Exchange Commission on May 31, 2016)

4.26	English translation of Powers of Attorney, dated October 26, 2015, by Beijing Lebai Education Consulting Co., Ltd. (incorporated by reference to Exhibit 4.26 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 29, 2016 (file No. 001-34900) filed with the Securities and Exchange Commission on May 31, 2016)

Exhibit Number	Description of Document

4.27	English translation of VIE Termination Agreement, dated July 2, 2015, by Beijing Century TAL Education Technology Co., Ltd., Beijing Dongfangrenli Science & Commerce Co., Ltd., Bangxin Zhang, Yachao Liu and Yunfeng Bai. (incorporated by reference to Exhibit 4.27 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 29, 2016 (file No. 001-34900) filed with the Securities and Exchange Commission on May 31, 2016)

4.28	Stock Purchase Agreement, dated September 18, 2015, by the Registrant, Firstleap Education and other parties named therein (incorporated by reference to Exhibit 4.28 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 29, 2016 (file No. 001-34900) filed with the Securities and Exchange Commission on May 31, 2016)

4.29	Share Sale and Purchase Agreement, dated January 22, 2016, by the Registrant and other parties named therein (incorporated by reference to Exhibit 4.29 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 29, 2016 (file No. 001-34900) filed with the Securities and Exchange Commission on May 31, 2016)

4.30	Term and Revolving Credit Facilities Agreement dated June 30, 2016 for the Registrant arranged by Deutsche Bank AG, Singapore Branch as Coordinating Mandated Lead Arranger and Bookrunner and certain other parties (incorporated by reference to Exhibit 4.30 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 28, 2017 (file No. 001-34900) filed with the Securities and Exchange Commission on June 28, 2017)

4.31*	Term and Revolving Credit Facilities Agreement dated February 1, 2019 for the Registrant arranged by Deutsche Bank AG, Singapore Branch as Coordinating Mandated Lead Arranger and Bookrunner and certain other parties

4.32*	English translation of the Contract for Assignment of State-owned Construction Land Use Right dated December 10, 2018, by the affiliate of the Registrant and the assignor named therein, and the Supplement Agreement to Land Assignment between the same parties

4.33*	English translation of the Land Development and Construction Compensation Agreement dated November 26, 2018

8.1*	List of Subsidiaries and Consolidated Affiliated Entities

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of the Registrant’s Registration Statement on Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

15.1*	Consent of Tian Yuan Law Firm

15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.3*	Consent of Maples and Calder (Hong Kong) LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TAL EDUCATION GROUP

By:	/s/ Bangxin Zhang
Name: Bangxin Zhang
Title: Chairman and Chief Executive Officer

Date: May 16, 2019

TAL EDUCATION GROUP

Consolidated Financial Statements and Report
of Independent Registered Public Accounting Firm
For the years ended February 28, 2017, 2018 and 2019

TAL EDUCATION GROUP

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF TAL EDUCATION GROUP

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TAL Education Group (the “Company”), its subsidiaries, its variable interest entities (the “VIEs”), and its VIEs' subsidiaries and schools (collectively, the “Group”) as of February 28, 2019 and 2018, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended February 28, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of February 28, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended February 28, 2019, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of February 28, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 16, 2019, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

May 16, 2019

We have served as the Company's auditor since 2008.

TAL EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

	As of	As of
	February 28,	February 28,
	2018	2019

ASSETS

Current assets
Cash and cash equivalents	$711,519	$1,247,140
Restricted cash-current	6,267	9,227
Short-term investments	787,391	268,424
Inventory	5,272	7,750
Amounts due from related parties-current	3,229	3,341
Income tax receivables	15,093	7,204
Prepaid expenses and other current assets	133,235	202,630

Total current assets	1,662,006	1,745,716

Restricted cash-non-current	9,911	7,334
Amounts due from related parties-non-current	-	1,747
Property and equipment, net	247,266	287,877
Deferred tax assets	17,361	29,179
Rental deposits	47,333	56,135
Intangible assets, net	43,505	74,776
Goodwill	291,382	414,228
Long-term investments	597,606	850,695
Long-term prepayments and other non-current assets	138,190	267,404

Total assets	$3,054,560	$3,735,091

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of $51,809 and $98,436 as of February 28, 2018 and 2019, respectively)	$57,605	$106,493
Deferred revenue-current (including deferred revenue-current of the consolidated VIEs without recourse to TAL Education Group of $772,642 and $401,027 as of February 28, 2018 and 2019, respectively)	824,276	433,610
Amounts due to related parties-current (including amounts due to related parties-current of the consolidated VIEs without recourse to TAL Education Group of $2,875 and $18,504 as of February 28, 2018 and 2019, respectively)	8,746	24,375
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to TAL Education Group of $158,849 and $291,728 as of February 28, 2018 and 2019, respectively)	229,122	365,195
Income tax payable (including income tax payable of the consolidated VIEs without recourse to TAL Education Group of $12,106 and $36,670 as of February 28, 2018 and 2019, respectively)	13,638	38,743
Short-term debt and current portion of long-term debt (including short-term debt and current portion of long-term debt of the consolidated VIEs without recourse to TAL Education Group of $nil and $nil as of February 28, 2018 and 2019, respectively)	-	210,027
Bond payable, current portion (including bond payable, current portion of the consolidated VIEs without recourse to TAL Education Group of $nil and $nil as of February 28, 2018 and 2019, respectively)	-	5,275

Total current liabilities	1,133,387	1,183,718

TAL EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

	As of	As of
	February 28,	February 28,
	2018	2019

Deferred revenue-non-current (including deferred revenue-non-current of the consolidated VIEs without recourse to TAL Education Group of $17,980 and $2,497 as of February 28, 2018 and 2019, respectively)	17,980	2,497
Amounts due to related parties-non-current (including amounts due to related parties-non-current of the consolidated VIEs without recourse to TAL Education Group of $nil and $106 as of February 28, 2018 and 2019, respectively)	271	196
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to TAL Education Group of $19,867 and $16,951 as of February 28, 2018 and 2019, respectively)	20,039	17,738
Bond payable (including bond payable of the consolidated VIEs without recourse to TAL Education Group of $nil and $nil as of February 28, 2018 and 2019, respectively)	11,075	-
Long-term debt (including long-term debt of the consolidated VIEs without recourse to TAL Education Group of $nil and $nil as of February 28, 2018 and 2019, respectively)	225,000	-
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to TAL Education Group of $4,660 and $465 as of February 28, 2018 and 2019, respectively)	6,344	465

Total liabilities	1,414,096	1,204,614

Commitments and contingencies (Note 19)

Equity
Class A common shares ($0.001 par value; 500,000,000 shares authorized, 118,401,821 shares and 126,501,071 shares issued and outstanding as of February 28, 2018 and 2019, respectively)	118	127
Class B common shares ($0.001 par value; 500,000,000 shares authorized, 70,556,000 shares and 70,556,000 shares issued and outstanding as of February 28, 2018 and 2019, respectively)	71	71
Class A common shares issuable	-	1,977
Additional paid-in capital	884,717	1,485,521
Statutory reserve	38,315	58,690
Retained earnings	565,202	920,314
Accumulated other comprehensive income	132,325	17,047

Total TAL Education Group's equity	1,620,748	2,483,747

Noncontrolling interest	19,716	46,730

Total equity	1,640,464	2,530,477

Total liabilities and equity	$3,054,560	$3,735,091

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 28,
	2017	2018	2019

Net revenues	$1,043,100	$1,715,016	$2,562,984
Cost of revenues	(522,327)	(882,316)	(1,164,454)

Gross profit	520,773	832,700	1,398,530

Operating expenses
Selling and marketing	(126,005)	(242,102)	(484,000)
General and administrative	(263,287)	(386,287)	(579,672)
Impairment loss on intangible assets	-	(358)	-

Total operating expenses	(389,292)	(628,747)	(1,063,672)

Government subsidies	3,113	4,651	6,724

Income from operations	134,594	208,604	341,582

Interest income	18,133	39,837	59,614
Interest expense	(13,145)	(16,640)	(17,628)
Other income	23,074	17,406	131,727
Impairment loss on long-term investments	(8,075)	(2,213)	(58,091)

Income before provision for income tax and loss from equity method investments	154,581	246,994	457,204

Provision for income tax	(34,066)	(44,653)	(76,504)
Loss from equity method investments	(8,025)	(7,678)	(16,186)

Net income	112,490	194,663	364,514

Add: Net loss attributable to noncontrolling interest	4,390	3,777	2,722

Net income attributable to TAL Education Group's shareholders	$116,880	$198,440	$367,236

Net income per common share
Basic	$0.72	$1.13	$1.93
Diluted	$0.66	$1.03	$1.83

Weighted average shares used in calculating net income per common share
Basic	162,548,494	174,979,574	189,951,643
Diluted	188,508,419	194,331,305	200,224,934

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 28,
	2017	2018	2019

Net income	$112,490	$194,663	$364,514
Other comprehensive (loss) / income, net of tax
Foreign currency translation adjustment	(19,864)	47,469	(35,823)
Unrealized gains on available-for-sale investments:
Net unrealized gains on available-for-sale investments, net of tax effect of $217, $10,007 and $2,018 for the years ended February 28, 2017, 2018 and 2019, respectively	75,460	34,556	15,837
Less: Transfer to statements of operations of realized gains on available-for-sale investments, net of tax effect of $nil for the years ended February 28, 2017, 2018 and 2019	-	(4,245)	(96,251)

Other comprehensive income / (loss)	55,596	77,780	(116,237)

Comprehensive income	168,086	272,443	248,277
Add: Comprehensive loss attributable to noncontrolling interest	5,613	2,453	3,681

Comprehensive income attributable to TAL Education Group's shareholders	$173,699	$274,896	$251,958

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

	Class A Common shares		Class B Common shares		Class A common shares	Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total TAL Education Group shareholders'	Non- controlling	Total
	Shares	Amount	Shares	Amount	Issuable	capital	reserve	earnings	(loss) / income	equity	interest	equity

Balance as of February 29, 2016	90,309,532	$90	71,456,000	$72	-	$108,403	$22,981	$306,382	$(950)	$436,978	$3,758	$440,736
Net income	-	-	-	-	-	-	-	116,880	-	116,880	(4,390)	112,490
Provision for statutory reserve	-	-	-	-	-	-	5,426	(5,426)	-	-	-	-
Issuance of common shares in connection with vesting of non-vested shares	1,726,874	2	-	-	-	(19,465)	-	-	-	(19,463)	-	(19,463)
Share-based compensation	-	-	-	-	-	36,115	-	-	-	36,115	-	36,115
Exercise of share options	103,888	-	-	-	-	1,674	-	-	-	1,674	-	1,674
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(18,641)	(18,641)	(1,223)	(19,864)
Net unrealized gains on available-for-sale investments, net of tax effect of $217	-	-	-	-	-	-	-	-	75,460	75,460	-	75,460
Conversion of convertible bond to Class A common shares	342,462	-	-	-	-	4,501	-	-	-	4,501	-	4,501
Business acquisitions	647,859	1	-	-	-	17,023	-	-	-	17,024	48,734	65,758
Purchase of noncontrolling interest of consolidated subsidiaries	-	-	-	-	-	(6,283)	-	-	-	(6,283)	(10,260)	(16,543)
Balance as of February 28, 2017	93,130,615	$93	71,456,000	$72	-	$141,968	$28,407	$417,836	$55,869	$644,245	$36,619	$680,864
Conversion of Class B common shares to Class A common shares	900,000	1	(900,000)	(1)	-	-	-	-	-	-	-	-
Net income	-	-	-	-	-	-	-	198,440	-	198,440	(3,777)	194,663
Provision for statutory reserve	-	-	-	-	-	-	9,908	(9,908)	-	-	-	-
Issuance of common shares in connection with vesting of non-vested shares	2,314,190	2	-	-	-	(14,000)	-	-	-	(13,998)	-	(13,998)
Share-based compensation	-	-	-	-	-	47,150	-	-	-	47,150	-	47,150
Exercise of share options	76,491	-	-	-	-	2,127	-	-	-	2,127	-	2,127
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	46,145	46,145	1,324	47,469
Net unrealized gains on available-for-sale investments, net of tax effect of $10,007	-	-	-	-	-	-	-	-	34,556	34,556	-	34,556
Conversion of convertible bond to Class A common shares	16,380,780	16	-	-	-	214,406	-	-	-	214,422	-	214,422
Business acquisitions (Note 3)	-	-	-	-	-	-	-	-	-	-	3,643	3,643
Purchase of noncontrolling interest of consolidated subsidiaries (Note 16)	135,264	-	-	-	-	(6,928)	-	-	-	(6,928)	(18,113)	(25,041)
Transfer to statements of operations of realized gains on available-for-sale investments, net of tax effect of $nil	-	-	-	-	-	-	-	-	(4,245)	(4,245)	-	(4,245)
Capital injection from noncontrolling interests shareholders	-	-	-	-	-	-	-	-	-	-	20	20
Class A Common shares issued under private placement (Note 16)	5,464,481	6	-	-	-	499,994	-	-	-	500,000	-	500,000
Cash dividend to shareholders (Note 24)	-	-	-	-	-	-	-	(41,166)	-	(41,166)	-	(41,166)
Balance as of February 28, 2018	118,401,821	$118	70,556,000	$71	-	$884,717	$38,315	$565,202	$132,325	$1,620,748	$19,716	$1,640,464
Net income	-	-	-	-	-	-	-	367,236	-	367,236	(2,722)	364,514
Provision for statutory reserve	-	-	-	-	-	-	20,375	(20,375)	-	-	-	-
Issuance of common shares in connection with vesting of non-vested shares	2,073,711	2	-	-	-	(2)	-	-	-	-	-	-
Share-based compensation	-	-	-	-	-	76,720	-	-	-	76,720	-	76,720
Exercise of share options	232,024	1	-	-	-	3,296	-	-	-	3,297	-	3,297
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(34,864)	(34,864)	(959)	(35,823)
Net unrealized gains on available-for-sale investments, net of tax effect of $2,018	-	-	-	-	-	-	-	-	15,837	15,837	-	15,837
Conversion of convertible bond to Class A common shares	443,091	1	-	-	-	5,799	-	-	-	5,800	-	5,800
Exercise of capped call option	-	-	-	-	-	13,270	-	-	-	13,270	-	13,270
Business acquisitions (Note3)	20,502	-	-	-	1,977	1,726	-	-	-	3,703	29,658	33,361
Transfer to statements of operations of gains recognized for available-for-sale investments, net of tax effect of $nil	-	-	-	-	-	-	-	-	(96,251)	(96,251)	-	(96,251)
Capital injection from noncontrolling interests shareholders	-	-	-	-	-	-	-	-	-	-	15	15
Class A Common shares issued under private placement (Note 16)	5,329,922	5	-	-	-	499,995	-	-	-	500,000	-	500,000
Cumulative effect of initially applying new standard (Note 2)	-	-	-	-	-	-	-	8,251	-	8,251	1,022	9,273
Balance as of February 28, 2019	126,501,071	$127	70,556,000	$71	$1,977	$1,485,521	$58,690	$920,314	$17,047	$2,483,747	$46,730	$2,530,477

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 28,
	2017	2018	2019

Cash flows from operating activities
Net income	$112,490	$194,663	$364,514
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	28,934	50,907	76,669
Amortization of intangible assets	4,627	8,307	12,166
Loss on disposal of property and equipment	30	48	187
Share-based compensation	36,115	47,150	77,277
Impairment loss on operating assets and intangible assets	-	701	2,569
Impairment loss on long-term investments	8,075	2,213	58,091
Loss from equity method investments	8,025	7,678	16,186
Loss / (gain) from fair value change of investments	1,247	(937)	(16,394)
Gain recognized for the conversion of debt securities to equity securities	-	-	(95,491)
Gain from remeasuring fair value of previously held
equity interests upon business acquisitions	(25,226)	-	(26,397)
Gain from sales of long-term investments	-	(9,026)	(3,363)
Changes in operating assets and liabilities
Inventory	(2,223)	(2,498)	(2,368)
Amounts due from related parties	(2,287)	369	(690)
Prepaid expenses and other current assets	(11,891)	(47,295)	(34,584)
Income tax receivables	(2,245)	(12,848)	7,889
Deferred income taxes	(3,344)	5,181	(19,786)
Rental deposits	(14,108)	(14,673)	(8,745)
Other non-current assets	(544)	(195)	1,033
Accounts payable	5,357	30,978	49,286
Deferred revenue	193,224	323,050	(407,150)
Amounts due to related parties	(4,085)	3,133	610
Accrued expenses and other current liabilities	43,769	105,232	117,796
Income tax payable	3,079	(6,845)	25,056

Net cash provided by operating activities	379,019	685,293	194,361

Cash flows from investing activities
Purchase of term deposits	(10,184)	-	-
Proceeds from maturity of term deposits	27,477	-	-
Loan to third parties	(99,126)	(5,531)	(33,700)
Repayment of loan to third parties	-	74,902	5,231
Prepayment for investments	(58,835)	(43,572)	(2,562)
Loan to related parties	(147)	(2,641)	(3,989)
Repayment of loan to related parties	2,185	2,759	2,322
Loan to employees	(10,612)	(5,918)	(2,660)
Repayment of loan to employees	1,988	5,762	6,269
Prepayments for purchase of land use right	-	-	(209,865)
Purchase of property and equipment	(71,112)	(126,344)	(138,406)
Purchase of short-term investments	(313,951)	(1,197,155)	(581,204)
Proceeds from maturity of short-term investments	109,462	657,532	1,103,252
Proceeds from disposal of property and equipment	560	928	1,709
Business acquisitions, net of cash acquired	(27,200)	(14,009)	(66,921)
Purchase of intangible assets	-	(2,079)	(6,738)
Payments for long-term investments	(65,341)	(196,559)	(243,542)
Proceeds from disposal of long-term investments	-	19,352	4,220

Net cash used in investing activities	(514,836)	(832,573)	(166,584)

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS- continued

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 28,
	2017	2018	2019

Cash flows from financing activities
Net proceeds from long-term debt and short-term debt	238,000	-	189,932
Repayment of long-term debt	(25,000)	-	(205,000)
Payment for upfront fee in related to long term debt (Note 13)	-	-	(12,600)
Payments for purchasing noncontrolling interests	(16,377)	(18,832)	(4,407)
Cash dividend to shareholders (Note 24)	-	(41,166)	-
Capital injection from noncontrolling interests shareholders	-	20	15
Cash received from exercise of capped call option	-	-	6,369
Proceeds from private placement (Note 16)	-	500,000	500,000
Proceeds from exercise of share options	1,674	2,127	710
Cash paid for employee taxes on withheld shares from share-based awards	(19,463)	(13,998)	-

Net cash provided by financing activities	178,834	428,151	475,019

Effect of exchange rate changes	(3,414)	(31,785)	33,208

Net increase in cash, cash equivalents and restricted cash	39,603	249,086	536,004

Cash, cash equivalents and restricted cash at the beginning of year	439,008	478,611	727,697

Cash, cash equivalents and restricted cash at the end of year	478,611	727,697	1,263,701

Supplemental disclosure of cash flow information:
Interest paid	$7,329	$13,805	$12,556
Income tax paid	36,648	71,021	61,811

Non-cash investing and financing activities:
Payable for purchase of property and equipment	$8,328	$9,923	$8,466
Payable for purchase of intangible assets	-	3,450	2,688
Payable for investments and acquisitions	7,498	14,276	38,630
Conversion of convertible bond to Class A common shares	4,501	214,422	5,800
Class A Common shares issued and issuable for business acquisitions	17,024	-	3,703
Class A Common shares issued for purchase of noncontrolling interests	-	10,887	-
Receivable for exercise of capped call option	-	-	6,901

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

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

The Company, its subsidiaries, its consolidated VIEs and VIEs' subsidiaries and schools are collectively referred to as the “Group”.

As of February 28, 2019, details of the Company's major subsidiaries, VIEs and VIEs' subsidiaries and schools are as follows:

Name	Later of date of incorporation or acquisition	Place of incorporation (or establishment) /operation	Percentage of legal ownership	Principal activities	Nature of company
TAL Holding Limited (“TAL Hong Kong”)	March 11, 2008	Hong Kong	100%	Intermediate holding company	Subsidiary
Beijing Century TAL Education Technology Co., Ltd. (“TAL Beijing”)	May 8, 2008	Beijing	100%	Software sales, and consulting service	Subsidiary
Beijing Huanqiu Zhikang Shidai Education Consulting Co., Ltd. (“Huanqiu Zhikang”)	September 17, 2009	Beijing	100%	Education and management consulting service	Subsidiary
Yidu Huida Education Technology (Beijing) Co., Ltd. (“Yidu Huida”)	November 11, 2009	Beijing	100%	Software sales and consulting service	Subsidiary
Beijing Xintang Sichuang Education Technology Co., Ltd. (“Beijing Xintang Sichuang”)	August 27, 2012	Beijing	100%	Software and Network development, sales, and consulting service	Subsidiary
Zhixuesi Education Consulting (Beijing) Co., Ltd. (“Zhixuesi Beijing”)	October 23, 2012	Beijing	100%	Software and Network development, sales, and consulting service	Subsidiary
Pengxin TAL Industrial investment (Shanghai) Co., Ltd. (“Pengxin TAL”)	June 26, 2014	Shanghai	100%	Investment management and consulting services	Subsidiary
Firstleap Education (“Firstleap”)	January 22, 2016	Cayman Islands	100%	Intermediate holding company	Subsidiary

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Later of date of incorporation or acquisition	Place of incorporation (or establishment) /operation	Percentage of legal ownership	Principal activities	Nature of company
Firstleap Education (HK) Limited (“Firstleap Hong Kong”)	January 22, 2016	Hong Kong	100%	Intermediate holding company	Subsidiary
Beijing Lebai Information Consulting Co., Ltd. (“Lebai Information”)	January 22, 2016	Beijing	100%	Education and management consulting service	Subsidiary
Beijing Yizhen Xuesi Education Technology Co., Ltd. (“Yizhen Xuesi”)	November 3, 2016	Beijing	100%	Software and Network development,sales, and consulting service	Subsidiary
Beijing Xueersi Education Technology Co., Ltd. (“Xueersi Education”)	December 31, 2005	Beijing	N/A*	Sales of educational materials and products	VIE
Beijing Xueersi Network Technology Co., Ltd. (“Xueersi Network”)	August 23, 2007	Beijing	N/A*	Technology development and Educational consulting service	VIE
Xinxin Xiangrong Education Technology (Beijing) Co., Ltd. (“Xinxin Xiangrong”)	June 23, 2015	Beijing	N/A*	Technology development and Educational consulting service	VIE
Beijing Lebai Education Consulting Co., Ltd. (“Lebai Education”)	January 22, 2016	Beijing	N/A*	Educational consulting service	VIE
Beijing Haidian District Xueersi Training School ("Beijing Haidian School" )	July 3, 2006	Beijing	N/A*	After-school tutoring for primary and secondary school students	VIE's subsidiaries and schools
Beijing Xicheng District Xueersi Training School ("Beijing Xicheng School" )	April 2, 2009	Beijing	N/A*	After-school tutoring for primary and secondary school students	VIE's subsidiaries and schools
Beijing Haidian District Lejiale Training School ("Beijing Haidian Lejiale" )	March 22, 2010	Beijing	N/A*	After-school tutoring for primary and secondary school students	VIE's subsidiaries and schools
Beijing Chaoyang District Xueersi Training School ("Beijing Chaoyang School")	January 17, 2011	Beijing	N/A*	After-school tutoring for primary and secondary school students	VIE's subsidiaries and schools
Beijing Xueersi Nanjing Education Technology Co., Ltd. ("Beijing Xueersi Nanjing Education")	January 24, 2011	Beijing	N/A*	Educational consulting service	VIE's subsidiaries and schools
Shanghai Changning District Xueersi Training School ("Shanghai Changning School")	August 1, 2008	Shanghai	N/A*	After-school tutoring for primary and secondary school students	VIE's subsidiaries and schools

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Later of date of incorporation or acquisition	Place of incorporation (or establishment) /operation	Percentage of legal ownership	Principal activities	Nature of company
Shanghai Xueersi Education Training Co., Ltd. ("Shanghai Education")	July 2, 2009	Shanghai	N/A*	Educational information consulting and educational software development	VIE's subsidiaries and schools
Shenzhen Xueersi Education Technology Co., Ltd. ("Shenzhen Education")	December 22, 2009	Shenzhen	N/A*	Teaching software research, and development	VIE's subsidiaries and schools
Wuhan Jiang'an District Xueersi Education Training School ("Wuhan Jiang'an School")	December 16, 2010	Wuhan	N/A*	After-school tutoring for primary and secondary school students	VIE's subsidiaries and schools
Zhengzhou Jinshui District Xueersi Education Training School ("Zhengzhou Jinshui School")	June 18, 2012	Zhengzhou	N/A*	After-school tutoring for primary and secondary school students	VIE's subsidiaries and schools
Guangzhou Tianhe District Xueersi Training Center ("Guangzhou Tianhe School")	July 12, 2012	Guangzhou	N/A*	After-school tutoring for primary and secondary school students	VIE's subsidiaries and schools
Suzhou Xueersi Culture Training Center ("Suzhou School")	December 14, 2012	Suzhou	N/A*	After-school tutoring for primary and secondary school students	VIE's subsidiaries and schools
Guangzhou Yuexiu District Xueersi Training School ("Guangzhou Yuexiu School")	March 20, 2013	Guangzhou	N/A*	After-school tutoring for primary and secondary school students	VIE's subsidiaries and schools
Nanjing Xueersi Education Training School ("Nanjing School")	April 19, 2013	Nanjing	N/A*	After-school tutoring for primary and secondary school students	VIE's subsidiaries and schools
Shenzhen Xueersi Training Center ("Shenzhen School")	November 12, 2013	Shenzhen	N/A*	After-school tutoring for primary and secondary school students	VIE's subsidiaries and schools

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Later of date of incorporation or acquisition	Place of incorporation (or establishment) /operation	Percentage of legal ownership	Principal activities	Nature of company
Hangzhou Xueersi Training School ("Hangzhou School")	November 14, 2013	Hangzhou	N/A*	After-school tutoring for primary and secondary school students	VIE's subsidiaries and schools
Xi'an Beilin District Xueersi Education Training Center ("Xi'an Beilin School")	April 2, 2015	Xi'an	N/A*	After-school tutoring for primary and secondary school students	VIE's subsidiaries and schools
Tianjin Heping District Xueersi Training School ("Tianjin Heping School")	October 29, 2015	Tianjin	N/A*	After-school tutoring for primary and secondary school students	VIE's subsidiaries and schools
Xi'an Yanta District Xueersi Training Center ("Xi'anYanta School")	September 22, 2016	Xi'an	N/A*	After-school tutoring for primary and secondary school students	VIE's subsidiaries and schools
Nanjing Firstleap Children English Training Center ("Nanjing Firstleap")	January 22, 2016	Nanjing	N/A*	Language education	VIE's subsidiaries and schools
Shidai TAL Education Technology (Beijing) Co., Ltd. ("Shidai TAL")	July 26, 2018	Beijing	N/A*	General corporate purposes	VIE's subsidiaries and schools

*	These entities are controlled by the Company pursuant to the contractual arrangements disclosed below.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements

Due to PRC legal restrictions on foreign ownership and investment in the education business in China, aside from the Group's small portion of personalized premium tutoring services in Beijing conducted by the Company’s wholly owned PRC subsidiaries, Huanqiu Zhikang and Zhixuesi Beijing, the Group provides and plans to provide most of its services in the PRC through its VIEs including Xueersi Education, Xueersi Network, Xinxin Xiangrong, Lebai Education and their subsidiaries and schools.

To provide the Company the power to control and the ability to receive the expected residual returns of the VIEs and their subsidiaries and schools, the Company's wholly owned subsidiary, TAL Beijing, entered into a series of contractual arrangements with Xueersi Education, Xueersi Network and their respective shareholders on February 12, 2009 and August 12, 2009, including exclusive business service agreements, which were superseded by the Exclusive Business Cooperation Agreement entered into on June 25, 2010. TAL Beijing also entered into a series of contractual arrangements with Xinxin Xiangrong on August 4, 2015. In connection with the Company's acquisition of Firstleap during fiscal year 2016, Lebai Information, a wholly owned PRC subsidiary of Firstleap, entered into a series of contractual arrangements on October 26, 2015 with Lebai Education and its sole shareholder, Xueersi Education, which is a VIE of the Group.

The VIEs and their subsidiaries and schools hold various licenses upon which the Group’s business depends. A substantial majority of the Group’s employees who provide the Group’s services are hired by the VIEs and their subsidiaries and schools, and the VIEs and their subsidiaries and schools lease a substantial portion of the properties upon which the Group’s services are delivered. The net revenue from the VIEs and their subsidiaries and schools accounted for 93.9% of the Group’s total net revenue for the fiscal year ended February 28, 2019.

Through the contractual arrangements below, TAL Beijing and Lebai Information have (1) the power to direct the activities of the VIEs and their subsidiaries and schools that most significantly affect their economic performance and (2) the right to receive substantially all the benefits from the VIEs and their subsidiaries and schools. They are therefore considered the primary beneficiaries of the VIEs and their subsidiaries and schools, and accordingly, the results of operations, assets and liabilities of the VIEs and their subsidiaries and schools are consolidated in the Group's financial statements.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

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

Under each of these agreements, TAL Beijing or Lebai Information has the sole discretion to decide when to exercise the option, and whether to exercise the option in part or in full. Unless terminated early by mutual agreement of all parties, these agreements shall remain effective until TAL Beijing and Lebai Information exercise their purchase right to purchase all the VIEs' equity interests according to these agreements.

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

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

Deed of undertaking: On June 24, 2013 and July 29, 2013, the Company and Mr. Bangxin Zhang executed a deed of undertaking dated June 24, 2013 and a side letter dated July 29, 2013, respectively (collectively, the “Deed”). Pursuant to the Deed, Mr. Bangxin Zhang has irrevocably covenanted and undertaken to the Company that:

•	as long as Mr. Bangxin Zhang owns shares in the Company, whether legally or beneficially, and directly or indirectly (including shares held through Mr. Bangxin Zhang’s personal holding company Bright Unison Limited or any other company, trust, nominee or agent, if any), representing more than 50% of the aggregate voting power of the then total issued and outstanding shares of the Company;

•	Mr. Bangxin Zhang will not, directly or indirectly, (i) request or call any meeting of shareholders for the purpose of removing or replacing any of existing directors or appointing any new director, or (ii) propose any resolution at any of shareholders meetings to remove or replace any of existing directors or appoint any new director; and should any meeting of shareholders be called by the board of directors or requisitioned or called by shareholders for the purpose of removing or replacing any of the directors or appointing any new director, or if any resolution is proposed at any of shareholder meetings to remove or replace any of the directors or appoint any new director, the maximum number of votes which Mr. Bangxin Zhang will be permitted to exercise shall be equal to the total aggregate number of votes of the then total issued and outstanding shares of the Company held by all members of the Company, other than shares which are owned, whether legally or beneficially, and directly or indirectly by Mr. Bangxin Zhang, less one vote; and

•	Mr. Bangxin Zhang will not cast any votes he has as a director or shareholder (if applicable) on any resolutions or matters concerning enforcing, amending or otherwise relating to the Deed being considered or voted upon by board of directors or shareholders, as the case may be.

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(Inthousands, except share and share related data or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

	As of February 28,	As of February 28,
	2018	2019

Cash and cash equivalents	$194,021	$249,108
Short-term investments	17,695	11,956
Other current assets	116,053	154,977

Total current assets	327,769	416,041

Property and equipment, net	206,569	229,518
Other non-current assets	681,908	953,393

Total assets	1,216,246	1,598,952

Deferred revenue-current	772,642	401,027
Other current liabilities	225,639	445,338

Total current liabilities	998,281	846,365

Total non-current liabilities	42,507	20,019

Total liabilities	$1,040,788	$866,384

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 28,
	2017	2018	2019

Net revenues	$978,291	$1,614,512	$2,406,642
Net income	$279,492	$378,975	$606,560

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 28,
	2017	2018	2019

Net cash provided by operating activities	$219,198	$325,799	$409,103
Net cash used in investing activities	$(297,544)	$(211,755)	$(346,183)
Net cash used in financing activities	$(24,332)	$(26,965)	$(4,392)

As of February 28, 2017, 2018 and 2019, the balance of the amount payable by the VIEs and their subsidiaries and schools to TAL Beijing, Lebai Information or their designated affiliates related to the service fees was $48,992, $60,336 and $128,088, respectively, and was eliminated upon consolidation. There are no consolidated VIEs' assets that are collateral for the VIEs' obligations and can only be used to settle the VIEs' obligation.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

The following consolidated financial statement balances and amounts of the Company and its subsidiaries, excluding the Company's VIEs and VIEs' subsidiaries and schools, were included in the accompanying consolidated financial statements after the elimination of inter-company transactions and balances among the Company, its subsidiaries, its VIEs and VIEs’ subsidiaries and schools in the Group:

	As of February 28,	As of February 28,
	2018	2019

Cash and cash equivalents	$517,498	$998,032
Short-term investments	769,696	256,468
Other current assets	47,043	75,175

Total current assets	1,334,237	1,329,675

Property and equipment, net	40,697	58,359
Other non-current assets	463,380	748,105

Total assets	1,838,314	2,136,139

Deferred revenue-current	51,634	32,583
Other current liabilities	83,472	304,770

Total current liabilities	135,106	337,353

Total non-current liabilities	238,202	877

Total liabilities	$373,308	$338,230

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 28,
	2017	2018	2019

Net revenues	$64,809	$100,504	$156,342
Net loss	$(167,002)	$(184,312)	$(242,046)

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 28,
	2017	2018	2019

Net cash provided by / (used in) operating activities	$159,821	$359,494	$(214,742)
Net cash (used in) / provided by investing activities	$(217,292)	$(620,818)	$179,599
Net cash provided by financing activities	$203,166	$455,116	$479,411

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of their paid-in capital and statutory reserve, to the Company in the form of loans and advances or cash dividends. Please refer to Note 22 for disclosure of restricted net assets.

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Consolidation of Variable Interest Entities - continued

By design, the contractual agreements provide TAL Beijing and Lebai Information with the right to receive benefits equal to substantially all of the net income of these entities, and thus under ASC 810, these agreements are considered variable interests. Subsequent to identifying any variable interests, any party holding such variable interests must determine if the entity in which the interest is held is a variable interest entity and subsequently which reporting entity is the primary beneficiary of, and should therefore consolidate the variable interest entity.

The contractual arrangements, by design, enable TAL Beijing and Lebai Information to have (a) the power to direct the activities that most significantly impact the economic performance of the VIEs and (b) the right to receive substantially all the benefits of the VIEs. As a result, the VIEs are considered to be variable interest entities under ASC 810 and TAL Beijing and Lebai Information are considered to be the primary beneficiary of the VIEs and consolidate the VIEs' financial position and results of operations.

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Consolidation of Variable Interest Entities - continued

On June 24, 2013 and July 29, 2013, the Company and Mr. Bangxin Zhang executed a deed of undertaking dated June 24, 2013 and a side letter dated July 29, 2013, respectively (collectively, the “Deed”). Pursuant to the terms of the Deed, as long as Mr. Bangxin Zhang owns a majority voting interest, whether legally or beneficially, and directly or indirectly, in the Company, (1) Mr. Bangxin Zhang cannot request or call a meeting of shareholders or propose a shareholders resolution to appoint or remove a director, (2) if shareholders are asked to appoint or remove a director, the maximum number of votes which Mr. Bangxin Zhang will be permitted to exercise in connection with such shareholder approval is equal to the total aggregate number of votes of the then total issued and outstanding shares of the Company held by all members of the Company, other than shares which are owned, whether legally or beneficially, and directly or indirectly by Mr. Bangxin Zhang, less one vote and (3) if shareholders or board of directors are asked to consider or approve any matter related to the Deed, Mr. Bangxin Zhang cannot exercise his voting power.

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments, which are unrestricted as to withdrawal or use, or have original maturities of three months or less when purchased.

Restricted cash

The Group's restricted cash is related to deposits required by PRC government authorities for establishing new schools and subsidiaries, cash deposit relating to potential acquisition and interest deposits in connection with the term and revolving facilities agreement disclosed in Note 13.

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

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Building	35-64 years
Computer, network equipment and software	3 years
Vehicles	4-5 years
Office equipment and furniture	3-5 years
Leasehold improvement	Shorter of the lease term or estimated useful lives

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Business combinations

Business combinations are recorded using the acquisition method of accounting. The assets acquired, the liabilities assumed and any noncontrolling interests of the acquiree at the acquisition date, if any, are measured at their fair values as of the acquisition date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interest of the acquiree and fair value of previously held equity interest in the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as of the date of acquisition.

Where the consideration in an acquisition includes contingent consideration the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in the consolidated statements of operations.

In a business combination achieved in stages, the Group remeasures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the remeasurement gain or loss, if any, is recognized in the consolidated statements of operations.

Business combinations occurred during the year ended February 28, 2019 are disclosed in Note 3.

Acquired intangible assets, net

Acquired intangible assets other than goodwill consist of trade name and domain names, copyrights, teaching materials, user base, customer relationships, technology, partnership agreements, school cooperation agreements, licenses, concession and non-compete agreements, and are carried at cost, less accumulated amortization and impairment. Amortization of finite-lived intangible assets is computed using the straight-line method over the estimated useful lives. The amortization periods by intangible asset classes are as follows:

Trade name and domain names	3-10 years
Copyrights and teaching materials	3-10 years
User base and customer relationships	1-7 years
Technology	4-6 years
Partnership agreements and school cooperation agreements	3-6 years
Licenses	2-5 years
Others	2-6 years

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

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

The Group does not choose to perform the qualitative assessment for goodwill impairment but performs its annual impairment test using a two-step approach. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liabilities representing the implied fair value of goodwill.

The Group recognized no impairment loss on goodwill for any of the periods presented.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Long-term investments

The Group’s long-term investments include equity securities without readily determinable fair values, equity securities with readily determinable fair values, equity method investments, available-for-sale investments, fair value option investments and held-to-maturity investments.

Equity securities without readily determinable fair values

The Group adopted ASC Topic 321, Investments—Equity Securities (“ASC 321”) on March 1, 2018. Prior to fiscal year 2019, for investee companies over which the Group does not have significant influence or a controlling interest, equity securities of privately-held companies were accounted for using the cost method of accounting, measured at cost less other-than-temporary impairment. Starting from fiscal year 2019, for equity securities without readily determinable fair value that qualify for the practical expedient to estimate fair value using net asset value per share, the Group estimates the fair value using net asset value per share and recorded the cumulative effect of the adjustment of $4,163 to the opening balance of retained earnings upon adoption of the new standard. For other equity securities without readily determinable fair value, the Group elected to use the measurement alternative to measure those investments at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer.

The Group reviews its equity securities without readily determinable fair value for impairment at each reporting period. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss in net income equal to the difference between the carrying value and fair value.

Equity securities with readily determinable fair values

Equity securities with readily determinable fair value are measured at fair values, and any changes in fair value are recognized in the consolidated statements of operations.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Long-term investments-continued

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

Under the equity method, the Group initially records its investment at cost and subsequently recognizes the Group’s proportionate share of each equity investee’s net income or loss after the date of investment into the consolidated statements of operations and accordingly adjusts the carrying amount of the investment. If financial statements of an investee cannot be made available within a reasonable period of time, the Group records its share of the net income or loss of an investee on a one quarter lag basis in accordance with ASC 323-10-35-6.

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

Available-for-sale investments

For investments in investees' shares which are determined to be debt securities, the Group accounts for them as available-for-sale investments when they are not classified as either trading or held-to-maturity investments. Available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income as a component of shareholders’ equity.

Realized gains and losses and provision for decline in value determined to be other than temporary, if any, are recognized in the consolidated statements of operations.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition

On March 1, 2018, the Group adopted Revenue from Contracts with Customers (“Topic 606”), applying the modified retrospective method to all contracts that were not completed as of March 1, 2018. Results for reporting periods beginning on March 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior periods.

Revenue is recognized when control of promised goods or services is transferred to the Group’s customers in an amount of consideration to which the Group expects to be entitled to in exchange for those goods or services. The Group follows the five steps approach for revenue recognition under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the Group satisfies a performance obligation.

The Group generates substantially all of its revenues through tutoring service with individual students in the PRC, in which revenue is recognized over time. In addition, the Group generates revenues from sales of products, consist primarily of books, which were insignificant for the year ended February 28, 2019 and were included in Small class tutoring services, personalized premium services and others below. The following table presents the Group’s revenues disaggregated by revenue sources. The Group’s revenue is reported net of discounts, value added tax and surcharges.

For the year ended
February 28,
2019
Disaggregation of net revenues
-Small class tutoring services, personalized premium services and others	$2,223,347
-Online education services through www.xueersi.com	339,637

Total	$2,562,984

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition – continued

The primary sources of the Group's revenues are as follows:

(a)	Small class tutoring services, personalized premium services and others

Small class tutoring services primarily consist of Xueersi Peiyou small class, Firstleap and Mobby. Personalized premium services is referring to Zhikang after-school one-on-one tutoring services. Each contract of small class tutoring service or personalized premium service is accounted for as a single performance obligation which is satisfied proportionately over the service period. Tuition fee is generally collected in advance and is initially recorded as deferred revenue. Tuition revenue is recognized proportionately as the tutoring sessions are delivered.

Generally, for small class tutoring services except for Mobby courses, the Group offers refunds for any remaining classes to students who decide to withdraw from a course. The refund is equal to and limited to the amount related to the undelivered classes. For most Mobby courses, the Group offers refunds equal to and limited to the amount related to the undelivered classes to students who withdraw from a course, provided the course is less than two-third completed at the time of withdrawal. After two-third of the course is completed, no refund will be granted. For personalized premium services, a student can withdraw at any time and receive a refund equal to and limited to the amount related to the undelivered classes. Historically, the Group has not had material refunds.

The Group distributes coupons to attract both existing and prospective students to enroll in its courses. The coupon has fixed dollar amounts and can only be used against future courses. The coupon is not considered a material right to the customer and accounted for as a reduction of transaction price of the service contract.

Other revenues are primarily derived from advertising services provided on the Group's online platforms and consulting service and test preparation courses related to overseas study. Revenue is recognized when control of promised goods or services is transferred to the Group’s customers in an amount of consideration to which the Group expects to be entitled to in exchange for those goods or services. Upon the adoption of Topic 606, the Group estimates the variable consideration to be earned and recognizes revenue over the service period for overseas study consulting service. Under the prior revenue recognition standard, such revenue is deferred and recognized when student admission is reasonably assured.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition – continued

(b)	Online education services through www.xueersi.com

The Group provides online education services, including live class and pre-recorded course content, to its students through www.xueersi.com.

Students enroll for online courses through www.xueersi.com by the use of prepaid study cards or payment to the Group's online accounts. Each contract of the online education service is accounted for as single performance obligation which is satisfied ratably over the service period. The proceeds collected are initially recorded as deferred revenue. For live class courses, revenues are recognized proportionately as the tutoring sessions are delivered. For pre-recorded course content, revenues are recognized on a straight line basis over the subscription period from the date in which the students activate the courses to the date in which the subscribed courses end. Refunds are provided to the students who decide to withdraw from the subscribed courses within the course offer period and a proportional refund is based on the percentage of untaken courses to the total courses purchased. Historically, the Group has not experienced material refunds.

As a practical expedient, the Group elects to record the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. In addition, the Group determines the transaction price to be earned by estimating the refund liability based on historical refund ratio on a portfolio basis using the expected value method. Reclassification was made from deferred revenue to refund liabilities, which was recorded under accrued expenses and other current liabilities, for tuition collected that expected to be refunded to the customers in the future if students withdraw from a course for the remaining classes.

The following table presented the impact of adoption of Topic 606 on the consolidated balance sheet and statement of operations as of and for the year ended February 28, 2019:

	For the year ended February 28, 2019
	As reported	Balances without adoption of Topic 606	Effect change higher/(lower)
Net revenues	2,562,984	2,570,144	(7,160)
Cost of revenues	1,164,454	1,169,628	(5,174)
Net income	364,514	366,500	(1,986)

	As of February 28, 2019
	As reported	Balances without adoption of Topic 606	Effect change higher/(lower)
Prepaid expenses and other current assets	202,630	205,459	(2,829)
Total assets	3,735,091	3,737,920	(2,829)
Accrued expenses and other current liabilities	365,195	292,011	73,184
Deferred revenue (current and non-current portion)	436,107	515,000	(78,893)
Total liabilities	1,204,614	1,210,323	(5,709)
Retained earnings	920,314	918,010	2,304
Total equity	2,530,477	2,527,597	2,880

The contract liabilities of deferred revenue was $753,134 as of March 1, 2018, substantially all of which was recognized as revenue during the year ended February 28, 2019. As of February 28, 2019, the contract liabilities of deferred revenue was $436,107. The difference between the opening and closing balances of the Group's contract liabilities primarily results from the timing difference between the Group's satisfaction of performance obligation and the customer's payment.

Share-based compensation

Share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument and recognized as compensation expense on a straight-line basis over the requisite service period, with a corresponding impact reflected in additional paid-in capital. Forfeitures are recognized as they occur. Liability-classified awards are remeasured at their fair-value-based measurement as of each reporting date until settlement.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Value added tax

Pursuant to the PRC tax laws, in case of any product sales, the VAT rate is 3% of the gross sales for small scale VAT payer and 17% of the gross sales for general VAT payer. TAL Beijing and Xueersi Education are deemed as general VAT payer since January 2010, and August 2010, respectively, for the sales of guidance materials and the intercompany sales of self-developed software. For general VAT payer, VAT on sales is calculated at 17% on revenue from product sales and paid after deducting input VAT on purchases. The net VAT balance between input VAT and output VAT is reflected in the accounts under other taxes payable.

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

Xueersi Education enjoys VAT exemption for book sales from February 2014 to December 2017. Pursuant to Cai Shui [2018] No. 53 in June 2018, it can continue to enjoy VAT exemption from 2018 to 2020 for its book sales.

Since May 2016, in accordance with Cai Shui [2016] No. 68, non-academic education service providers who are general VAT payer could elect a simple VAT collection method and apply for a 3% VAT rate. The Group’s schools which were previously subject to business tax are now subject to a VAT rate of 3%.

Since May 2018, in accordance with Cai Shui [2018] No.32, the VAT rate decreased to 16% of the gross sales for general VAT payer. For general VAT payer of the Group, VAT on sales is calculated at 16% on revenue from product sales and paid after deducting input VAT on purchases starting on May 1, 2018.

Operating leases

Leases where substantially all the rewards and risks of the ownership of the assets remain with the leasing companies are accounted for as operating leases. Payments made for the operating leases are charged to the consolidated statements of operations on a straight-line basis over the shorter of the lease term or estimated useful life.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Advertising costs

The Group expenses advertising costs as incurred. Total advertising costs incurred were $5,331, $22,474 and $114,697 for the years ended February 28, 2017, 2018 and 2019, respectively, and have been included in selling and marketing expenses in the consolidated statements of operations.

Government subsidies

The Group reports government subsidies as other income when received from local government authority with no limitation on the use of the subsidies. From time to time, the Group receives government subsidies related to government sponsored projects and records such government subsidies as a liability when received and recognizes as other income when the performance obligation is met or fulfilled.

Foreign currency translation

The functional and reporting currency of the Company is the United States dollar. The functional currency of the Company's PRC subsidiaries, VIEs and VIEs' subsidiaries and schools in the PRC is Renminbi (“RMB”).

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the year are converted into the functional currencies at the applicable rates of exchange prevailing at the transaction dates. Transaction gains and losses are recognized in the consolidated statements of operations. For the years ended February 28, 2017, 2018 and 2019, the Group recorded exchange loss of $1,288, exchange gain of $3,324 and exchange loss of $3,108, respectively, in other expense/income in the consolidated statements of operations.

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents, and restricted cash of the Group included aggregate amounts of $466,721 and $538,364 as of February 28, 2018 and 2019, respectively, which were denominated in RMB.

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

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

Financial instruments

The Group's financial instruments consist primarily of cash and cash equivalents, restricted cash, short-term investments, long-term investments accounted for available-for-sale investments, fair value option investments, equity securities with readily determinable fair values, equity securities without readily determinable fair values, held-to-maturity investments, amounts due from related parties and amounts due to related parties, accounts payable, income tax payable, short-term debt, long-term debt and bond payable. The Group carries its available-for-sale investments, equity securities with readily determinable fair values and fair value option investments at fair value. The carrying amounts of short-term debt and long-term debt approximate fair value as its interest rates are at the same level of current market yield for comparable debts. The carrying amounts of other financial instruments, except for bond payable, equity securities without readily determinable fair values and long-term held-to-maturity investments, approximate their fair values because of their generally short maturities. The bond payable and long-term held-to-maturity investments are recorded at amortized cost.

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements adopted

In May 2014, the FASB issued Accounting Standard Update ("ASU") 2014-09, “Revenue from Contracts with Customers (Topic 606).” ASU 2014-09 requires revenue recognition to depict the transfer of goods or services to customers in an amount that reflects the consideration that a company expects to be entitled to in exchange for the goods or services. In addition, quantitative and qualitative disclosure to enhance the understanding about the nature, amount, timing, and uncertainty of revenue and cash flows is also required.

The Group adopted this standard on March 1, 2018 by applying the five steps method to all revenue streams and electing to utilize the modified retrospective method in the first quarter of fiscal year 2019. The adoption did not have a material impact on the Group’s financial position or results of operations for all the revenue streams except for the overseas study consulting service. The Group assessed the variable consideration included in its overseas study consulting service over the expected service period and identified a provision under the new standard in relation to the incremental cost and commission fee of obtaining a contract. The cumulative effect of initially applying the new standard of $4,088 was recorded as an adjustment to the opening balance of retained earnings upon adoption. In addition, reclassification was made from deferred revenue to refund liability under accrued expenses and other current liabilities for tuition collected that is expected to be refunded to the customers in the future if students withdraw from a course for any remaining classes.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

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

ASU 2016-01 and ASU 2018-03 are effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The new guidance permits early adoption of the own credit provision. Adoption of the amendment must be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, except for amendments related to equity instruments that do not have readily determinable fair values which should be applied prospectively. The Group adopted this standard on March 1, 2018. For equity securities without readily determinable fair value that qualify for the practical expedient to estimate fair value using net asset value per share, the Group recorded the cumulative effect of the adjustment at $4,163 to the opening balance of retained earnings upon adoption. For other equity securities without readily determinable fair value, the Group elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements adopted - continued

The amendments in this Update should be applied using a retrospective transition method to each period presented. The Group adopted this standard on March 1, 2018 and applied a retrospective transition method on its consolidated statements of cash flows for the years ended February 28, 2017 and February 28, 2018, respectively.

In January 2017, the FASB issued ASU 2017-01: Business Combinations (Topic 805): Clarifying the Definition of a Business. The Update requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated. If the screen is not met, the amendments in this Update (1) require that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (2) remove the evaluation of whether a market participant could replace missing elements.  Public business entities should apply the amendments in this Update to annual periods beginning after December 15, 2017, including interim periods within those periods. Early application of the amendments in this Update is allowed. The amendments in this Update should be applied prospectively on or after the effective date. No disclosures are required at transition. The Group adopted this standard on March 1, 2018 and the adoption did not have a material impact on the Group’s financial position or results of operations.

Recent accounting pronouncements not yet adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public companies, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the guidance is permitted. In July 2018, ASU 2016-02 was updated with ASU 2018-11, Targeted Improvements to ASC 842, which provides entities with relief from the costs of implementing certain aspects of the new leasing standard. Specifically, under the amendments in ASU 2018-11, (1) entities may elect not to recast the comparative periods presented when transitioning to ASC 842 and (2) lessors may elect not to separate lease and nonlease components when certain conditions are met. Before ASU 2018-11 was issued, transition to the new lease standard required application of the new guidance at the beginning of the earliest comparative period presented in the financial statements. The Group is in the process of completing its evaluation of the effect of the adoption of this ASU and expects the adoption will result in an increase in the assets and liabilities on the consolidated balance sheets for the operating leases and will have an insignificant impact on the consolidated statements of operations and cash flows.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements. This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. This ASU affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. All entities may adopt the amendments in this Update through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Group is evaluating the impact of the adoption of this standard on its consolidated financial statements.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

In January 2017, the FASB issued ASU 2017-04: Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which eliminated Step 2 from the goodwill impairment test. Under the amendments in this Update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity should apply the amendments in this Update on a prospective basis. An entity is required to disclose the nature of and reason for the change in accounting principle upon transition. A public business entity should adopt the amendments in this Update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group is in the process of evaluating the impact of the Update on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value”. ASU 2018-13 removes and modifies existing disclosure requirements on fair value measurement, namely regarding transfers between levels of the fair value hierarchy and the valuation processes for Level 3 fair value measurements. Additionally, ASU 2018-13 adds further disclosure requirements for Level 3 fair value measurements, specifically changes in unrealized gains and losses and other quantitative information. ASU 2018-13 is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The Group is in the process of evaluating the impact of the Update on its consolidated financial statements.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

3.	BUSINESS ACQUISITION

Business acquisitions in fiscal year 2019:

Acquisition of Shanghai Xiaoxin Information and Technology Co., Ltd ("Shanghai Xiaoxin")

As of February 28, 2018, the Group held 39.7% equity interest in Shanghai Xiaoxin, which was accounted for as equity method investment. Shanghai Xiaoxin is an education technology company primarily engaged in the development of communication tools between teachers and students. On January 24, 2019, the Group increased its shareholding to 69.2% with additional cash consideration of $69,798 and obtained control of Shanghai Xiaoxin.

The purchase price consisted of the following:

US$

Cash consideration	$69,798
Fair value of the previously held 39.7% equity interest:
Carrying amount	2,035
Gain on remeasurement of fair value as of acquisition date	26,291

Total	$98,124

The acquisition was recorded using the acquisition method of accounting. Accordingly, the acquired assets and liabilities were recorded at fair value at the date of acquisition. The acquisition-date fair value of the equity interest held by the Group immediately prior to the acquisition was measured at fair value using the discounted cash flow method and taking into account certain factors including the management projection of discounted future cash flow and an appropriate discount rate.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

3.	BUSINESS ACQUISITION - continued

Business acquisitions in fiscal year 2019-continued:

The purchase price was allocated as of January 24, 2019, the date of acquisition, as follows:

		Amortization
	US$	period

Cash and cash equivalents	$11,310
Net assets acquired, excluding cash and cash equivalents, intangible assets and related deferred tax liabilities	19,860
Intangible assets
User base	8,152	7 years
Technology	1,283	5 years
Goodwill	89,536
Deferred tax liabilities	(2,359)
Noncontrolling interest	(29,658)

Total purchase consideration	$98,124

The purchase price allocation, as disclosed, was determined by the Group with the assistance of an independent valuation appraiser. The fair value of the purchased intangible assets was measured by using the “replacement cost” and “relief from royalty” valuation methods. The acquired goodwill is not deductible for tax purposes. The goodwill was primarily attributable to intangible assets that cannot be recognized separately as identifiable assets under GAAP, and comprise (a) the assembled workforce and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.

Other acquisitions

During the year ended February 28, 2019, the Group made several other acquisitions with total purchase price of $54,289, including cash consideration of $44,356, stock consideration valued at $3,703 and previously held equity interests in the investees at fair value of $6,230. $1,726 of the stock consideration had been settled through the issuance of 20,502 Class A common shares in fiscal year 2019 and the remaining $1,977 stock consideration was recorded as Class A common shares issuable as of February 28, 2019. The intangible assets and goodwill acquired from the acquisitions were $11,943 and $40,238, respectively. The acquired goodwill is not deductible for tax purposes.

The results of operations for all these acquired entities have been included in the Group’s consolidated financial statements from their respective acquisition dates.

The following summarized unaudited pro forma results of operations for the years ended February 28, 2018 and 2019 assuming that these acquisitions during the year ended February 28, 2019 occurred as of March 1, 2017. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred as of March 1, 2017, nor is it indicative of future operating results.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

3.	BUSINESS ACQUISITION - continued

Business acquisitions in fiscal year 2019-continued:

	For the years ended
	February 28,
	2018	2019
	(Unaudited)	(Unaudited)

Pro forma net revenues	$1,725,115	$2,570,616
Pro forma net income attributable to TAL Education Group	$187,607	$357,886
Pro forma net income per share - basic	$1.07	$1.88
Pro forma net income per share - diluted	$0.98	$1.79

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

The total consideration of business acquisitions made during the year ended February 28, 2018, included cash totaling $16,165, of which $15,866 was paid during fiscal year 2018. The intangible assets, goodwill and noncontrolling interest acquired from these business acquisitions were $5,782, $12,622 and $3,643, respectively. The purchase price allocation was determined by the Group with the assistance of an independent valuation appraiser.

The results of operations for all these acquired entities have been included in the Group’s consolidated financial statements from their respective acquisition dates. The acquired goodwill is not deductible for tax purposes.

The following summarized unaudited pro forma results of operations for the years ended February 28, 2017 and 2018 assuming that these acquisitions during the year ended February 28, 2018 occurred as of March 1, 2016. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred as of March 1, 2016, nor is it indicative of future operating results.

	For the years ended
	February 28,
	2017	2018
	(Unaudited)	(Unaudited)

Pro forma net revenues	$1,043,718	$1,715,774
Pro forma net income attributable to TAL Education Group	$115,055	$198,105
Pro forma net income per share - basic	$0.71	$1.13
Pro forma net income per share - diluted	$0.65	$1.03

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

4.	SHORT-TERM INVESTMENTS

Short-term investments consisted of the following:

	As of	As of
	February 28,	February 28,
	2018	2019

Held-to-maturity investments (1)	$718,541	$168,761
Variable-rate financial instruments (2)	18,224	99,663
Trading securities (3)	50,626	-

	$787,391	$268,424

(1)	The Group purchased wealth management products from financial institutions in China and classified them as held-to-maturity investments as the Group has the positive intent and ability to hold the investments to maturity. The maturities of these financial products range from three months to twelve months. The Group estimated that their fair value approximate their amortized costs.

(2)	The Group purchased several investment products indexed to certain stock or stock markets with maturities less than one year. The Group accounted for them at fair value and recognized a gain of $51 and a loss of $337 resulting from changes in fair value for the years ended February 28, 2018 and 2019, respectively.

(3)

The Group accounted for its investment in trading securities at fair value and recognized a gain of $626 resulting from changes in fair value for the year ended February 28, 2018. During the year ended February 28, 2019, the investment was disposed and a gain of $21 was recognized.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of	As of
	February 28,	February 28,
	2018	2019

Prepaid rental	$29,814	$45,107
Prepayments to suppliers (1)	47,633	45,525
Interest receivable	8,655	5,848
Staff advances (2)	7,004	4,636
Loan to employees (3)	5,460	5,467
Other deposits	2,577	3,179
Prepaid VAT	2,626	5,643
Accounts receivables	16,459	50,222
Loans to third-parties (4)	5,531	24,410
Receivables of withoholding tax from employees for option exercise proceeds	3,628	-
Receivable for exercise of capped call option (Note 12)	-	6,901
Others	3,848	5,692

	$133,235	$202,630

(1)	Prepayments to suppliers are primarily for student recruitment services, advertising fees and server hosting fees. Student recruitment service fees are prepaid by the Group's study abroad business to recruitment agencies. Such prepayments are generally short-term and refundable if performance condition is not met.

(2)	Staff advances are provided to employees primarily for traveling, office expenses and other expenditures which are subsequently expensed as incurred.

(3)	The Group offers housing benefit plan to employees who have been employed by the Group for three years or more and met certain performance criteria. Under this benefit plan, the eligible employees receive interest-free loans for purposes of home purchases. Each loan has a term of four years and must be repaid by equal annual installments.

(4)	Loans to third-parties are generally mature in less than one year. Upon the maturity of the loans, they will be settled through repayment or conversion to equity interests of the borrowers.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of	As of
	February 28,	February 28,
	2018	2019

Building	$63,127	$62,151
Leasehold improvement	187,586	247,898
Computer, network equipment and software	91,550	121,967
Vehicles	707	598
Office equipment and furniture	26,603	30,169

Total cost of property and equipment	369,573	462,783
Less: accumulated depreciation	(122,307)	(174,906)

	$247,266	$287,877

For the years ended February 28, 2017, 2018 and 2019, depreciation expenses were $28,934, $50,907 and $76,669, respectively.

7.	INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of	As of
	February 28,	February 28,
	2018	2019

Trade name and domain names	$25,049	$27,225
Copyrights and teaching materials	2,357	5,974
User base and customer relationships	14,498	24,628
Technology	6,247	13,230
Partnership agreements and school cooperation agreements	4,858	4,858
Licenses	5,348	27,023
Others	1,442	2,542

Total cost of intangible assets	59,799	105,480
Less: accumulated amortization	(18,087)	(30,253)
Less: impairment loss	(358)	(358)
Add: foreign exchange difference	2,151	(93)

	$43,505	$74,776

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

7.	INTANGIBLE ASSETS, NET - continued

The Group recorded amortization expense of $4,627, $8,307 and $12,166 for the years ended February 28, 2017, 2018 and 2019, respectively.

Estimated amortization expense of the existing intangible assets for the next five years is $16,140, $15,334, $12,213, $9,844 and $7,240, respectively.

The impairment loss on acquired intangible assets was $nil, $358 and $nil for the years ended February 28, 2017, 2018 and 2019, respectively.

8.	GOODWILL

Changes in the carrying amount of goodwill for the years ended February 28, 2018 and 2019 consisted of the following:

	As of	As of
	February 28,	February 28,
	2018	2019

Beginning balance	$268,687	$292,906
Addition (Note 3)	12,622	129,774
Impairment	(1,524)	(1,524)
Exchange difference	11,597	(6,928)

Goodwill, net	$291,382	$414,228

The Group recorded nil impairment loss on goodwill for the years ended February 28, 2017, 2018 and 2019.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

9.	LONG-TERM INVESTMENTS

Long-term investments consisted of the following:

	As of	As of
	February 28,	February 28,
	2018	2019

Equity securities with readily determinable fair values
BabyTree Inc. (“BabyTree”) (1)	-	132,143

Equity securities without readily determinable fair values
Jiangsu Qusu Education and Technology Co., Ltd. (“Jiangsu Qusu”) (2)	-	48,704
Other investments (3)	48,661	81,968

Equity method investments
Xiamen Meiyou Information and Technology Co., Ltd (4)	-	48,639
Other investments(5)	143,161	132,607

Fair value option investments
Long-term investment in a third-party technology company (6)	7,786	7,484

Available-for-sale investments
Changing Education Inc. (“Changing”) (7)	93,571	102,581
Hyphen Education (Cayman) Limited ("Hyphen") (8)	-	50,808
DaDa Education Group ("DaDa") (9)	-	80,115
BabyTree (1)	121,624	-
Other investments (10)	107,583	112,681

Held-to-maturity investments (11)	75,220	52,965

Total	$597,606	$850,695

(1)	In January 2014, the Group acquired minority equity interests in BabyTree by purchasing its Series E convertible redeemable preferred shares with a total cash consideration of $23,475. BabyTree is an online parenting community and an online retailer of maternity and kids products.

In fiscal year 2018 and 2019, the Group recognized disposal gain of $3,044 and $760, respectively, due to the partial disposal of the equity interest in Babytree Inc. to a related party.

On November 27, 2018, BabyTree was listed on the Hong Kong Stock Exchange and its preferred shares were converted to ordinary shares upon the completion of the listing. The investment was then reclassified from available-for-sale investment to equity security with readily determinable fair value upon the listing. Accordingly, $95,491 fair value changes of the investment was transferred from accumulated other comprehensive income to other income in the consolidated statements of operations in fiscal year ended February 28, 2019.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

9.	LONG-TERM INVESTMENTS-continued

(2)

In July 2018, the Group acquired 33.99% equity interest in Jiangsu Qusu, a leading K-12 service platform for targeted teaching and learning. The Group measured the investment using the measurement alternative as Jiangsu Qusu is a private company without readily determinable fair value. For the fiscal year ended February 28, 2019, no impairment loss was recorded in regard to the investment.

(3)

The Group holds equity interests in certain third-party private companies through investments in their common shares or in-substance common shares, which were accounted for using the cost method prior to the adoption of ASC 321. After the adoption of ASC 321, the Group accounted for these equity investments using the measurement alternative when equity method is not applicable and there is no readily determinable fair value for the investments. The Group recorded $1,270, $nil and $14,489 impairment loss during the fiscal years ended February 28, 2017, 2018 and 2019, respectively.

(4)	In December 2018, the Group acquired 15.32% equity interest in Xiamen Meiyou Information and Technology Co., Ltd, an internet company focusing on providing services to female clients. The Group has the ability to exercise significant influence but does not have control over the investee and used the equity method to account for the investment. As of February 28, 2019, no impairment loss has been recorded in regard to the investment.

(5)	The Group holds minority equity interests in several third-party private companies through investments in their common shares or in-substance common shares. Majority of the long-term investments are companies which engage in online education services. The Group accounts for these investments under the equity method because the Group has the ability to exercise significant influence but does not have control over the investees.

The Group recorded $758, $409 and $8,719 impairment loss for its equity method investments during the fiscal years ended February 28, 2017, 2018 and 2019, respectively.

(6)	In August 2014, the Group acquired convertible redeemable preferred shares in a third-party technology company with a total cash consideration of $5,000, representing 4.76% equity interest of the investee.

(7)	In fiscal year 2016 and 2017, the Group acquired Series B+ and Series C convertible redeemable preferred shares of Changing which operates a customer-to-customer mobile tutoring platform in China. In fiscal year 2018, the Group made additional investment in Changing by purchasing its Series D convertible redeemable preferred shares with a total cash consideration of $15,000. As of February 28, 2019, the Group held 28.75% equity interest of Changing. The Group accounted for the investment as available-for-sale investments since the investee’s preferred shares held are determined to be debt securities.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

9.	LONG-TERM INVESTMENTS-continued

(8)

In fiscal year 2019, the Group completed three transactions with Hyphen, an online one-on-one teaching platform, to acquire its Series C+ convertible redeemable preferred shares. As of February 28, 2019, the Group held 22.29% equity interest of Hyphen. The Group accounted for the investment as available-for-sale investments since the investee’s preferred shares held are determined to be debt securities.

(9)

In fiscal year 2019, the Group completed two transactions with DaDa, a company providing children one-on-one online English tutoring, to acquire its series C and D redeemable preferred shares. As of February 28, 2019, the Group held 22.72% equity interest of DaDa. The Group accounted for the investment as available-for-sale investments since the investee’s preferred shares held are determined to be debt securities.

(10)

The Group acquired minority equity interest in several third-party private companies, the majority of which are engaged in online platform or online education services. The Group holds minority equity interests of these companies through purchasing of their convertible redeemable preferred shares. The Group accounted for these investments as available-for-sale investments since the investee’s preferred shares held are determined to be debt securities. The Group recorded $6,047, $1,804 and $34,883 impairment loss during the years ended February 28, 2017, 2018 and 2019, respectively.

(11)

The Group purchased wealth management products from financial institutions in China and classified them as held-to-maturity investments as the Group has the positive intent and ability to hold the investments to maturity. The original maturities of these financial products were two years and recorded at amortized cost. The Group estimated that their fair value approximate their carrying amount.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

10.	LONG-TERM PREPAYMENTS AND OTHER NON-CURRENT ASSETS

Long-term prepayments and other non-current assets consisted of the following:

	As of	As of
	February 28,	February 28,
	2018	2019

Long-term prepayments (1)	$96,642	$2,562
Loan to employees (2)	11,022	6,512
Loan receivable (3)	20,876	32,069
Prepayment for land use right (4)	-	209,865
Other non-current assets (5)	9,650	16,396

	$138,190	$267,404

(1)	The balances at February 28, 2018 and 2019 represented the Group's prepayments to acquire equity interests in several third-party companies.

(2)	Please see Note 5.(3) for details of loan to employees.

(3)	The balances represented long-term loans to several third parties with original maturity over one year. Interest income of $1,787 and $3,555 was accrued for the fiscal years ended February 28, 2018 and 2019, respectively. The loan principals and all interests will be received upon maturity. The third parties pledged their equity interests in other companies to the Group to guarantee the loan principals and interests.

(4)	The balances as of February 28, 2019 represented the Group's prepayment for purchase of land use right in Beijing and deposit payment of land use right in Jiangsu.

(5)	As of February 28, 2018 and 2019, other non-current assets were primarily made up of prepayment for property and equipment and the unamortized debt issuance costs to be amortized beyond one year associated with the facilities under the long-term debt as disclosed in Note 13.

The Group recognized $nil, $260 and $nil impairment loss of long-term prepayments and other non-current assets during the fiscal years ended February 28, 2017, 2018 and 2019, respectively.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of	As of
	February 28,	February 28,
	2018	2019

Accrued employee payroll and welfare benefits	$145,336	$208,897
Amounts due to employees for stock sales proceeds	24,141	-
Refund liabilities	-	73,184
Other taxes payable	22,869	33,099
Accrued operating expenses	8,459	9,508
Payable for investments and acquisitions	5,111	17,530
Professional service fee payable	3,280	2,199
Payable for acquisitions of intangible assets	1,767	2,688
Interest payable	1,451	1,698
Others	16,708	16,392

Total	$229,122	$365,195

12.	BOND PAYABLE

On May 21, 2014, the Company issued $230,000 in aggregate principal amount of convertible bond due on May 15, 2019 (“the Bond”), unless earlier repurchased, converted or redeemed. The Bond bears interest at a rate of 2.5% per year, payable semiannually in arrears on May 15 and November 15 of each year, beginning on November 15, 2014.

The net proceeds from the Bond, after deducting the issuance costs, were $224,723. The Company has accounted for the Bond as a single instrument as bond payable. The value of the Bond is measured by the cash received. As of February 28, 2019, the fair value of the bond payable is $43,081, which is determined based on the quoted price in an active market (Level 1). Interest expense of $2,465 and $162 were recognized for the years ended February 28, 2018 and 2019, respectively.

The debt issuance costs of $5,277 were recorded as a reduction of the bond payable and amortized using the effective interest method over the period from issuance date to the earliest redemption date, May 15, 2017.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

12	BOND PAYABLE-continued

The main terms of the Bond are summarized as follows:

Conversion

The Bond are convertible into the Company’s ADSs, at the option of the holders, in integral multiples of one thousand dollars principal amount, at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date. The conversion rate equals 229.1856 ADSs per one thousand dollars principal amount of the Bond, which represents the adjusted conversion price of $4.36 per ADS. During the years ended February 28, 2018 and 2019, certain bond holders converted their bonds with carrying amount of $214,422 and $5,800 to 49,142,340 and 1,329,273 ADSs, respectively. Fractional ADSs were settled in cash upon conversion.

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

Effective on August 16, 2017, the Company adjusted the ratio of its American Depositary Shares (“ADSs”) to Class A common shares from one ADS representing two Class A common shares to three ADSs representing one Class A common shares. The information disclosed below have been given effect to the foregoing ADS to share ratio change (“Ratio Change”). In addition, as disclosed in Note 24, the Company declared and paid a cash dividend, which triggered the conversion adjustment provisions of the Bond.

Concurrently with the issuance of the Bond in May 2014, the Company entered into capped call transactions (each a “Capped Call Transaction”) with three initial purchasers or their affiliates by purchasing 52,712,642 options, which is the number of adjusted ADS issuable upon conversion of the Bond in full, for $22,885. The Capped Call Transactions are expected generally to reduce the potential dilution to the Class A common shares and ADSs upon conversion of the Bond. The strike price of the Capped Call Transactions corresponds to the adjusted conversion price of the Bond and the cap price is $5.87 per ADS and has been adjusted under the terms of the Capped Call Transactions. The Capped Call Transactions will terminate upon the maturity date of the Bond and will be settled in net ADSs unless the Group elected the cash settlement method. The Group accounted for the capped call transactions as equity transactions and recorded the $22,885 purchase price as a deduction of additional paid in capital. In February 2019, a portion of the options became exercisable. The Group elected the cash settlement method and recorded $13,270 as a credit to additional paid in capital.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

13.	LONG-TERM DEBT AND SHORT-TERM DEBT

Facilities Agreement of 2016

On June 30, 2016, the Company entered into a three-year $400,000 term and revolving facilities agreement (the “Facilities Agreement”) with a group of arrangers led by Deutsche Bank AG, Singapore Branch. The facilities, a $225,000 three-year bullet maturity term loan and a $175,000 three-year revolving facility, are priced at 250 basis points over LIBOR. The interest is payable on a quarterly basis. The Company also paid commitment fee of 0.75% per annum based on the undrawn portion of the facilities for the period commencing on the commitment fee accrual commencement date to the end of the availability period applicable to the facilities. The use of proceeds of the facilities are for general corporate purposes.

The debt issuance cost of $12,000 was recorded as long-term prepayment and amortized over the period from June 30, 2016 to June 30, 2019, the termination date of the Facilities Agreement.

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

13.	LONG-TERM DEBT AND SHORT-TERM DEBT - continued

Facilities Agreement of 2016-continued

As of February 28, 2019, the Company had drawn down $225,000 three-year bullet maturity term loan and repaid $30,000 prior to its maturity under the facility commitment. The maturity date of three-year bullet loan is June 30, 2019. The Company had classified the remaining balance of $195,000 in short-term debt and current portion of long-term debt. In connection with the facilities agreement, the Company entered into three interest rate swap agreements, of which the notional amount is $30,000, $30,000 and $50,000, respectively. Pursuant to the interest rate swap agreements, the loans will be settled with a fixed annual interest rate of 3.46%, 4.10% and 4.14% respectively, during the respective term of the loans.

The interest rate swap agreements meet the definition of a derivative in accordance with ASC815. The fair value and the change in fair value of the derivatives related to the interest rate swap agreements were insignificant for the years ended February 28, 2018 and 2019.

Facilities Agreement of 2019

On February 1, 2019, the Company entered into a three-year $600,000 term and revolving facilities agreement (the “Facilities Agreement of 2019”) with a group of arrangers led by Deutsche Bank AG, Singapore Branch. The facilities, a $270,000 three-year bullet maturity term loan and a $330,000 three-year revolving facility, are priced at 175 basis points over LIBOR. The interest is payable on a quarterly basis. The Company also paid commitment fee of 0.35% per annum based on the undrawn portion of the facilities for the period commencing on the commitment fee accrual commencement date to the end of the availability period applicable to the facilities. The use of proceeds of the facilities are for general corporate purposes.

The Facilities Agreement of 2019 contains financial covenants on the Group’s equity, interest cover and leverage, and also it has acceleration clauses about the occurrence of an event of default. The Company is required to maintain restricted cash equivalent to a three-month period of interest expense on the draw down for the duration of the Facilities Agreement of 2019.

As of February 28, 2019, the Company had paid debt issuance cost of $12,600 for the Facilities Agreement of 2019 and had not made any draw down of the loan under the facility commitment.

Short-term Loan Agreement

In June 2018, the Group entered into a one-year loan agreement with a PRC bank for amount of $14,945. The loan will mature in June 2019 at interest rate of 48 basis points over LIBOR. The use of proceeds of the loan are for general corporate purposes.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

14.	FAIR VALUE

(a)	Assets and liabilities measured at fair value on a recurring basis

In accordance with ASC 820-10, the Group measures financial products, available-for-sale investments, fair value option investments and equity securities with readily determinable fair value at fair value on a recurring basis. Equity securities and trading securities classified within Level 1 are valued using quoted market prices currently available on the Hong Kong Stock Exchange. Variable-rate financial instruments classified within Level 2 are valued using directly or indirectly observable inputs in the market place. The available-for-sale investments and fair value option investments classified within Level 3 are valued using income approach in discounted cash flow method. The discounted cash flow analysis requires the use of significant unobservable inputs (Level 3 inputs), including projected revenue, operating expenses, capital expenditures and a discount rate calculated based on the weighted average cost of capital.

As of February 28, 2018 and 2019, information about inputs for the fair value measurements of the Group's assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair Value Measurement at Reporting Date Using
	Quoted Prices in	Significant Other	Significant
	February 28,	Active Market for	Observable	Unobservable
Description	2018	Identical Assets	Inputs	Inputs
		(Level 1)	(Level 2)	(Level 3)

Short-term investments
Variable-rate financial instruments	$18,224	-	$18,224	-
Trading securities	$50,626	$50,626	-	-
Long-term investments
Fair value option investments	$7,786	-	-	$7,786
Available-for-sale investments	$322,778	-	-	$322,778

Total	$399,414	$50,626	$18,224	$330,564

	Fair Value Measurement at Reporting Date Using
	Quoted Prices in	Significant Other	Significant
	February 28,	Active Market for	Observable	Unobservable
Description	2019	Identical Assets	Inputs	Inputs
		(Level 1)	(Level 2)	(Level 3)

Short-term investments
Variable-rate financial instruments	$99,663	-	$99,663	-
Long-term investments
Equity securities with readily determinable fair values	$132,143	$132,143	-	-
Fair value option investments	$7,484	-	-	$7,484
Available-for-sale investments	$346,185	-	-	$346,185

Total	$585,475	$132,143	$99,663	$353,669

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

14.	FAIR VALUE - continued

(a)	Assets and liabilities measured at fair value on a recurring basis-continued

The roll forward of Level 3 investments are as following:

US$

Balance as of February 28, 2017	$245,834

Purchase	36,044
Disposal	(16,515)
Changes in fair value	57,808
Impairment loss	(1,804)
Foreign exchange difference	9,197

Balance as of February 28, 2018	$330,564
Purchase	186,628
Disposal	(3,890)
Transfer out due to reclassification	(129,287)
Changes in fair value	12,047
Impairment loss	(34,883)
Foreign exchange difference	(7,510)

Balance as of February 28, 2019	$353,669

(b)	Assets and liabilities measured at fair value on a nonrecurring basis

The Group's goodwill and intangible assets are primarily acquired through business acquisitions. Purchase price allocation are measured at fair value on a nonrecurring basis as of the acquisition dates. The Group measures its goodwill and intangible assets at fair value on a nonrecurring basis annually or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value. Acquired intangible assets are measured using the income approach - discounted cash flow method when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Group recognized impairment loss related to goodwill and acquired intangible assets arising from acquisitions of $nil, $358 and $nil for the years ended February 28, 2017, 2018 and 2019, respectively.

The Group measures long-term investments (excluding the equity securities with readily determinable fair values, available-for-sale investments and fair value option investments) at fair value on a nonrecurring basis only if an impairment or observable price adjustment is recognized in the current period. Please see Note 9.(3) and Note 9.(5).

For equity securities without readily determinable fair values, the fair value was determined using directly or indirectly observable inputs in the market place (Level 2 inputs). Whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable, the fair value of aforementioned long term investments was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection of discounted future cash flow and the discount rate.

The fair value of the bond payable was disclosed in Note 12.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

15.	INCOME TAXES

Cayman Islands

The Company and Firstleap are tax-exempted companies incorporated in the Cayman Islands.

Hong Kong

TAL Hong Kong and Firstleap Hong Kong were established in Hong Kong and are subject to a two-tiered income tax rate for taxable income earned in Hong Kong effectively since April 1, 2018. The first 2 million Hong Kong dollars of profits earned by a company are subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%. No provision for Hong Kong profits tax has been made in the consolidated financial statements as it has no assessable income for the years ended February 28, 2017, 2018 and 2019.

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

15.	INCOME TAXES - continued

PRC - continued

Yidu Huida was qualified as a HNTE and was accordingly entitled to a preferential tax rate of 15% from calendar years 2015 through 2020 and is expected to be subject to an EIT rate of 15% as long as it maintains its status as an HNTE. Yidu Huida applied for Key Software Enterprise status for calendar year 2016 and 2017 and was approved in May 2017 and July 2018 which entitled Yidu Huida at the preferential tax rate of 10%. Accordingly, Yidu Huida applied 10% for calendar year 2016 and 2017 under the qualification of Key Software Enterprise and 15% for calendar year 2018 as a HNTE.

Beijing Xintang Sichuang was qualified as “Newly Established Software Enterprise” in calendar year 2013 and therefore it was entitled to a two-year exemption from EIT and a further reduction to 12.5% from calendar years 2015 through 2017. It applied and was qualified as a HNTE and was subject to an EIT rate of 15% from calendar years 2017 through 2019. Beijing Xintang Sichuang applied an EIT of 15% for calendar year 2018.

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

Provision (credit) for income tax consisted of the following:

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 28,
	2017	2018	2019

Current
- PRC income tax expenses	$37,721	$48,958	$94,722
Deferred
- PRC income tax expenses	(3,655)	(4,305)	(18,218)

Total	$34,066	$44,653	$76,504

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

15.	INCOME TAXES - continued

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group's deferred tax assets and liabilities were as follows:

	As of	As of
	February 28,	February 28,
	2018	2019
Deferred tax assets:
Prepaid rental	2,387	9,763
Property and equipment	658	1,877
Impairment loss on long-term investments	553	6,563
Others	66	8,121
Tax losses carry-forward	38,248	44,376
Less: valuation allowance	(24,551)	(41,521)

Deferred tax assets, net	$17,361	$29,179

Deferred tax liabilities:
Intangible assets	5,343	8,869
Property and equipment	275	249
Long-term investments	14,421	8,620

Deferred tax liabilities	$20,039	$17,738

As of February 28, 2019, the Group had operating loss carry-forward of $191,857 from entities in PRC, which will expire on various dates from the end of calendar year 2019 to the end of calendar year 2024. The Company operates its business through its subsidiaries, its VIEs and VIEs' subsidiaries and schools. The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs and their subsidiaries and schools may not be used to offset other subsidiaries' or VIEs' earnings within the Group. Valuation allowance is considered on each individual subsidiary and VIE basis. Valuation allowance of $24,551 and $41,521 had been established as of February 28, 2018 and February 28, 2019, respectively, in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

15.	INCOME TAXES - continued

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group has concluded that there are no significant uncertain tax positions requiring recognition in financial statements for the years ended February 28, 2017, 2018 and 2019. The Group did not incur any significant interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future years.

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

Reconciliation between the provision for income taxes computed by applying the PRC EIT rates of 25% in fiscal year 2017, 2018 and 2019 to income before provision for income tax and the actual provision for income tax was as follows:

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 28,
	2017	2018	2019

Income before provision for income tax	$154,581	$246,994	$457,204
PRC statutory income tax rate	25%	25%	25%

Income tax at statutory income tax rate	38,646	61,748	114,301
Effect of non-deductible and super deduction expenses	1,853	(2,244)	(6,252)
Effect of income tax exemptions and preferential tax rates	(26,257)	(37,390)	(45,625)
Effect of income tax rate difference in other jurisdictions	16,575	14,949	5,214
Change in valuation allowance	3,249	7,590	8,866

Provision for income tax	$34,066	$44,653	$76,504

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

15.	INCOME TAXES - continued

If Xueersi Education, Yidu Huida, TAL Beijing, Beijing Xintang Sichuang, Yinghe Youshi and Yizhen Xuesi did not enjoy income tax exemptions and preferential tax rates for the years ended February 28, 2017, 2018 and 2019, the increase in income tax expenses and net income per share amounts would be as follows:

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 28,
	2017	2018	2019

Increase in income tax expenses	$26,257	$37,390	$45,625
Net income per common share-basic	$0.56	$0.90	$1.69
Net income per common share-diluted	$0.52	$0.82	$1.61

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

The Chinese tax authorities clarified that distributions made out of earnings prior to but distributed after January 1, 2008 will not be subject to withholding tax. The aggregate undistributed earnings of the Company's subsidiaries, VIEs and VIEs' subsidiaries and schools located in the PRC that are available for distribution are $925,484 and $1,337,157 as of February 28, 2018 and 2019, respectively. Upon distribution of such earnings, the Company will be subject to PRC taxes, the amount of which is impractical to estimate. The Company did not record any withholding tax on any of the aforementioned undistributed earnings because it intends to permanently reinvest all earnings in China and the aforementioned subsidiaries do not intend to declare dividends to the Company.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

16.	COMMON SHARES

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

During the years ended February 28, 2017, 2018 and 2019, nil, 900,000 and nil Class B common shares were converted into nil, 900,000 and nil Class A common shares, respectively.

During the years ended February 28, 2017, 2018 and 2019, 1,726,874, 2,314,190 and 2,073,711 Class A common shares were issued in connection with vested shares, representing 5,180,622, 6,942,570 and 6,221,133 ADSs, respectively.

During the years ended February 28, 2017, 2018 and 2019, 103,888, 76,491 and 232,024 Class A common shares were issued upon exercise of share options, representing 311,664, 229,473 and 696,072 ADSs, respectively.

During the years ended February 28, 2017, 2018 and 2019, 647,859, nil and 20,502 Class A common shares were issued as consideration for the business acquisitions, respectively.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

16	COMMON SHARES-Continued

During the years ended February 28, 2017, 2018 and 2019, 342,462, 16,380,780 and 443,091 Class A common shares issued to bond holders were converted into 1,027,386, 49,142,340 and 1,329,273 ADSs, respectively.

During the year ended February 28, 2018, the Company issued 135,264 common shares to noncontrolling shareholders in relation to the purchase of the remaining noncontrolling interest of certain consolidated subsidiaries.

On January 5, 2018, the Company entered into a subscription agreement with certain investors (the “Purchasers”), pursuant to which the Company issued 5,464,481 Class A common shares to the Purchasers in a private placement for aggregate proceeds of $500,000. On February 18, 2019, the Company entered into another subscription agreement with the Purchasers, pursuant to which the Company issued 5,329,922 Class A common shares to the Purchasers in a private placement for aggregate proceeds of $500,000.

17.	NET INCOME PER SHARE

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 28,
	2017	2018	2019

Numerator:
Net income attributable to TAL Education Group's shareholders	$116,880	$198,440	$367,236
Eliminate the dilutive effect of interest expense of the bond payable	7,540	2,465	162

Numerator for diluted net income per share	$124,420	$200,905	$367,398

Denominator:
Weighted average shares outstanding
Basic	162,548,494	174,979,574	189,951,643
Effect of dilutive securities:
Dilutive effect of non-vested shares and options (i)	8,467,663	11,084,069	9,689,955
Dilutive effect of the bond payable	17,492,262	8,267,662	583,336
Denominator for diluted net income per share	188,508,419	194,331,305	200,224,934

Net income per common share attributable to TAL Education Group's shareholders-basic (ii)	$0.72	$1.13	$1.93
Net income per common share attributable to TAL Education Group's shareholders-diluted	$0.66	$1.03	$1.83

(i)	For the years ended February 28, 2017, 2018 and 2019, 1,814,724, 381,426 and 2,559,254 non-vested shares and share options were excluded from the calculation, respectively, as their effect was anti-dilutive.

(ii)	The Company's common shares are divided into Class A and Class B common shares. Holders of Class A and Class B common shares have the same dividend rights. Therefore, the Company does not present earnings per share for each separate class.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

18.	RELATED PARTY TRANSACTIONS

The Group had the following balances and transactions with related parties:

Balances:

	As of	As of
	February 28,	February 28,
	2018	2019

Amounts due from related parties-current (i)	$3,229	$3,341
Amounts due from related parties-non-current (i)	$-	$1,747
Amounts due to related parties-current (ii)	$8,746	$24,375
Amounts due to related parties-non-current (ii)	$271	$196

Transactions:

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 28,
	2017	2018	2019

Services fees	$597	$880	$1,888
Other revenue	$61	$1,016	$1,374
Purchase of equipment	$-	$947	$1,068
Disposal gain (iii)	$-	$3,044	$760

(i)	The amounts due from related parties represent loans and prepayments to certain investees for service fees.

(ii)

The amounts due to related parties include $5,690 and $20,635 investment payable to related parties as of February 28, 2018 and February 28, 2019, respectively; the remaining amounts due to related parties primarily related to advanced service fees received from related parties.

(iii)	As disclosed in Note 9.(1), the Group sold part of equity interest in Babytree to a related party and recognized $3,804 disposal gain.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

19.	COMMITMENTS AND CONTINGENCIES

Lease commitment

The Group leases certain office premises under non-cancellable leases, the term of which are fifteen years or less and are renewable upon negotiation. Rental expenses under operating leases for the years ended February 28, 2017, 2018 and 2019 were $148,641, $224,842 and $ 280,681, respectively.

Future minimum payments under non-cancellable operating leases as of February 28, 2019 were as follows:

Fiscal year ending
February 2020	$270,093
February 2021	285,653
February 2022	258,355
February 2023	207,371
February 2024	143,145
Thereafter	178,642

Total	$1,343,259

Investment commitment

The Group was obligated to pay $118,366 for several long-term investments under various arrangements as of February 28, 2019 with payment due within one year.

Capital commitment

As of February 28, 2019, the Group had outstanding capital commitments totaling $26,296, mainly relating to capital expenditures on leasehold improvement with payment due within one year.

Contingencies

As of February 28, 2019, the Group remains in the process of preparing filings and applying for permits of certain learning centers. The Group cannot reasonably estimate the contingent liability of without the filling of the permit, no liabilities is recorded as of February 28, 2019.

From time to time, the Group is subject to legal proceedings and claims incidental to the conduct of its business. The Group accrues the liability when the loss is probable and reasonably estimable.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

20.	SEGMENT INFORMATION

The Group is mainly engaged in after-school tutoring in the PRC. The Group's chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer. The CODM currently regularly reviews the consolidated financial results of the Group. Therefore, the Group has one single operating and reportable segment.

21.	MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' salaries. Total provisions for such employee benefits were $63,923, $108,463 and $173,050 for the years ended February 28, 2017, 2018 and 2019, respectively.

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

The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital of the entities. For the years ended February 28, 2018 and 2019, the Group made apportions of $476 and $1,519 to the statutory surplus reserve, respectively, and $9,432 and $18,856 to the development fund, respectively.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

22.	STATUTORY RESERVES AND RESTRICTED NET ASSETS - continued

As a result of these PRC laws and regulations and the requirement that distribution by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserve of the Company's PRC subsidiaries, the VIEs and VIEs' subsidiaries and schools. As of February 28, 2018 and 2019, paid-in capital balance of such entities was $80,889 and $390,762, respectively, and statutory reserve balance was $38,315 and $58,690, respectively. The total of restricted net assets as of February 28, 2018 and 2019 was therefore $119,204 and $449,452, respectively.

23.	SHARE-BASED COMPENSATION

In June 2010, the Company adopted the 2010 Share Incentive Plan. The plan permits the grant of options to purchase the Class A common shares, share appreciation rights, restricted shares, restricted share units, dividend equivalent rights and other instruments as deemed appropriate by the administrator under the plans. In August 2013, the Company amended and restated the 2010 Share Incentive Plan (the "Amendment"). Pursuant to the Amendment, the maximum aggregate number of Class A common shares that may be issued pursuant to all awards under the share incentive plan is equal to five percent (5%) of the total issued and outstanding shares as of the date of the Amendment. However, the shares reserved may be increased automatically if and whenever the unissued share reserve accounts for less than one percent (1%) of the total then issued and outstanding shares, so that after the increase, the shares unissued and reserved under this plan immediately after each such increase shall equal five percent (5%) of the then issued and outstanding shares.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

23.	SHARE-BASED COMPENSATION - continued

Non-vested shares

During the year ended February 28, 2017, the Company granted 1,564,442 non-vested shares to employees and directors which generally vest annually in equal batches over a period of 3 to 10 years.

During the year ended February 28, 2018, the Company granted 1,111,836 non-vested shares to employees and directors which generally vest annual in equal batches over a period of 1 to 10 years.

During the year ended February 28, 2019, the Company granted 2,801,437 non-vested shares to employees and directors which generally vest annual in equal batches over a period of 1 to 13 years.

The activities of non-vested shares granted under the 2010 Share Incentive Plan are summarized as follows:

	Number of	Weighted
	non-vested	average grant date
	shares	fair value

Outstanding as of February 29, 2016	14,239,102	13.04

Granted	1,564,442	36.42
Forfeited	425,980	19.53
Vested	2,276,558	13.04

Outstanding as of February 28, 2017	13,101,006	15.62

Granted	1,111,836	74.63
Forfeited	187,719	27.95
Vested	2,375,107	14.81

Outstanding as of February 28, 2018	11,650,016	21.21

Granted	2,801,437	86.95
Forfeited	370,028	44.33
Vested	2,095,211	19.82

Outstanding as of February 28, 2019	11,986,214	36.11

The Company recorded compensation expense of $34,003, $44,330 and $74,231 for the years ended February 28, 2017, 2018 and 2019 related to non-vested shares, respectively.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

23.	SHARE-BASED COMPENSATION - continued

Non-vested shares-continued

As of February 28, 2019, the unrecognized compensation expense related to the non-vested share awards amounted to $382,768, which will be recognized over a weighted-average period of 6.0 years. The total fair value of non-vested shares that vested during the years ended February 28, 2017, 2018 and 2019 was $29,686, $35,175 and $41,527, respectively.

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

During the year ended February 28, 2019, the Company granted 23,000 share options to employees at exercise prices ranging from $107.67 to $109.98. These share options vest annually in equal batches over a period from 3 to 4 years.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants during the applicable periods:

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

23.	SHARE-BASED COMPENSATION - continued

Share options-continued

	For the year ended February 28, 2017	For the year ended February 28, 2018	For the year ended February 28, 2019
Risk-free interest rate(1)	1.34%-2.36%	1.99%-2.55%	2.89%-2.92%
Expected life (years)(2)	6.56-7.92	6.17-6.25	6.00-6.25
Expected dividend yield(3)	0%	0%	0%
Volatility(4)	33.1%-33.8%	32.8%-33.8%	34.0%-34.5%
Fair value of options at grant date per share	$13.04 to $19.13	$28.69 to $38.71	$42.09 to $42.55

(1)	Risk-free interest rate

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

23.	SHARE-BASED COMPENSATION - continued

Share options-continued

Share options activity for the years ended February 28, 2017, 2018 and 2019 was as follows:

		Weighted	Weighted	Aggregate
		average	average remaining	intrinsic
	Number	exercise price	contractual	value
Share options	of shares	(US$)	life (Years)	(US$)

Outstanding as of February 29, 2016	1,122,546	15.88	9.77	11,217

Granted	448,400	29.26
Exercised	103,888	16.11
Forfeited	128,176	18.29

Outstanding as of February 28, 2017	1,338,882	20.12	9.48	30,954

Granted	89,160	59.50
Exercised	76,491	18.46
Forfeited	23,850	19.44

Outstanding as of February 28, 2018	1,327,701	22.87	8.56	120,040

Granted	23,000	108.57
Exercised	232,024	16.85
Forfeited	69,740	31.55

Outstanding as of February 28, 2019	1,048,937	25.50	7.73	85,318

Vested and expected to vest as of February 28, 2019	1,048,937	25.50	7.73	85,318
Exercisable as of February 28, 2019	250,017	21.10	7.37	21,427

The Company recorded compensation expense of $2,112, $2,820 and $3,046 for the years ended February 28, 2017, 2018 and 2019 related to share options, respectively.

Total intrinsic value of options exercised for the years ended February 28, 2017, 2018 and 2019 was $2,555, $5,811 and $19,863, respectively. The total fair value of options vested during the years ended February 28, 2017, 2018 and 2019 was $1,706, $2,256 and $2,764, respectively.

As of February 28, 2019, there was $10,255 unrecognized share-based compensation expense related to share options, which will be recognized over a weighted-average vesting period of 4.6 years.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2017, 2018 AND 2019

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

23.	SHARE-BASED COMPENSATION - continued

The total compensation expense is recognized on a straight-line basis over the respective vesting periods. The Group recorded the related compensation expense of $36,115, $47,150 and $77,277 for the years ended February 28, 2017, 2018 and 2019, respectively.

Table below shows the summary of share-based compensation expense:

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 28,
	2017	2018	2019

Cost of revenues	$111	$366	$706
Selling and marketing expenses	3,368	5,037	10,454
General and administrative expenses	32,636	41,747	66,117

Total	$36,115	$47,150	$77,277

24.	DISTRIBUTION TO SHAREHOLDERS

On April 27, 2017, the Company declared a cash dividend of $0.25 per share to the Company's common shareholders recorded at the close of business on May 11, 2017. $41,166 cash dividend was paid in full in May 2017 and was recorded as a reduction of retained earnings. No cash dividend has been declared during the year ended February 28, 2019.

