Form 20-F
period 2020-02-29
TAL Education Group
filed 2020-06-30
CIK 1499620

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 29, 2020.

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

Rong Luo, Chief Financial Officer

Telephone: +86-10-5292-6658

Email: ir@100tal.com

15/F, Danling SOHO

6 Danling Street, Haidian District

Beijing 100080

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each three representing one Class A common share*	NYSE: TAL	The New York Stock Exchange
Class A common shares, par value $0.001 per share**	NYSE: TAL**	The New York Stock Exchange

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

As of February 29, 2020, 132,895,675 Class A common shares, par value $0.001 per share and 66,941,204 Class B common shares, par value $0.001 per share were outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

⌧ Yes                  ◻ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

◻ Yes                  ⌧ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

⌧ Yes                   ◻ No

Indicate by check mark whether the registrant has submitted electronically, if any, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

⌧ Yes                  ◻ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

⌧  Large accelerated filer         ◻ Accelerated filer         ◻ Non-accelerated filer         ☐ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards†† provided pursuant to Section 13(a) of the Exchange Act. ◻

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ⌧

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

⌧ U.S. GAAP	◻ International Financial Reporting Standards as issued by the International Accounting Standards Board	◻ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

◻ Item 17                           ◻ Item 18

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

◻ Yes                  ☒ No

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

INTRODUCTION

In this annual report, except where the context otherwise requires, unless otherwise indicated and for purposes of this annual report only:

●	“China” or “PRC” refers to the People’s Republic of China, and for the purpose of this annual report, excluding Taiwan, Hong Kong and Macau;

●	“we,” “us,” “our company” and “our” refer to TAL Education Group, a Cayman Islands company, and its subsidiaries, and, in the context of describing our operations and consolidated financial data, also include the Consolidated Affiliated Entities (as defined below);

●	“shares” or “common shares” refers to our Class A and Class B common shares, par value $0.001 per share;

●	“ADSs” refers to our American depositary shares, each three of which represent one Class A common share;

●	“VIEs” refers to Beijing Xueersi Network Technology Co., Ltd., or Xueersi Network, and Beijing Xueersi Education Technology Co., Ltd., or Xueersi Education, Xinxin Xiangrong Education Technology (Beijing) Co., Ltd. (the original name of which is Beijing Dididaojia Education Technology Co., Ltd.), or Xinxin Xiangrong, and Beijing Lebai Education Consulting Co., Ltd., or Lebai Education, all of which are domestic PRC companies in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP; and “Consolidated Affiliated Entities” refers to our VIEs and the VIEs’ direct and indirect subsidiaries and schools;

●	“U.S. GAAP” refers to generally accepted accounting principles in the United States;

●	“student enrollments of normal priced long-term course” for a certain period refers to the total number of normal priced long-term courses enrolled in and paid for by our students during that period, including multiple courses enrolled in and paid for by the same student, excluding courses offered at significant discounts for promotional purposes or short-term courses offered on an ad hoc basis (as opposed to long-term courses that tend to track the school semesters and vacations);

●	“K-12” refers to the year before the first grade through the last year of high school;

●	“RMB” or “Renminbi” refers to the legal currency of China; and

●	“$” or “U.S. dollars” refers to the legal currency of the United States.

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenient translations from Renminbi to U.S. dollars in this annual report on Form 20-F were made at a rate of RMB6.99 to $1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on February 29, 2020. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. These forward-looking statements include statements relating to:

●	our anticipated growth strategies;
●	competition in the markets where we offer educational programs, services and products;
●	our future business development, results of operations and financial condition;
●	expected changes in our revenues and certain cost and expense items;
●	our ability to increase student enrollments and course fees and expand course offerings;
●	risks associated with the expansion of our geographic reach and our offering of new educational programs, services and products;
●	the expected increase in spending on private education in China; and
●	PRC laws, regulations and policies relating to private education and providers of after-school tutoring services.

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

Item 3.  Key Information

A.        Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statement of operations data for our company for the fiscal years ended February 28/29, 2018, 2019 and 2020 and the selected consolidated balance sheet data as of February 28/29, 2019 and 2020 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations data for our company for the fiscal years ended February 28/29, 2016 and 2017 and the selected consolidated balance sheet data as of February 28/29, 2016, 2017 and 2018 are derived from our audited consolidated financial statements not included in this annual report.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Our historical results are not necessarily indicative of results to be expected in any future period.

	For the Years Ended February 28/29,
	2016	2017	2018	2019	2020

	(in thousands of $, except for share, per share and per ADS data)
Consolidated Statements of Operations Data:
Net revenues	$619,949	$1,043,100	$1,715,016	$2,562,984	$3,273,308
Cost of revenues(1)	(303,635)	(522,327)	(882,316)	(1,164,454)	(1,468,569)
Gross profit	316,314	520,773	832,700	1,398,530	1,804,739
Operating expenses
Selling and marketing (1)	(73,568)	(126,005)	(242,102)	(484,000)	(852,808)
General and administrative (1)	(161,022)	(263,287)	(386,287)	(579,672)	(794,957)
Impairment loss on intangible assets and goodwill	—	—	(358)	—	(28,998)

Total operating expenses	(234,590)	(389,292)	(628,747)	(1,063,672)	(1,676,763)
Government subsidies	3,327	3,113	4,651	6,724	9,467
Income from operations	85,051	134,594	208,604	341,582	137,443
Interest income	17,733	18,133	39,837	59,614	72,991
Interest expense	(7,499)	(13,145)	(16,640)	(17,628)	(11,820)
Other (expense)/income	(1,256)	23,074	17,406	131,727	(95,297)
Impairment loss on long-term investments	(7,504)	(8,075)	(2,213)	(58,091)	(153,970)
Gain from disposal of components	50,377	—	—	—	—
Income before provision for income tax and loss from equity method investments	136,902	154,581	246,994	457,204	(50,653)
Provision for income tax	(33,483)	(34,066)	(44,653)	(76,504)	(69,328)
Loss from equity method investments	(663)	(8,025)	(7,678)	(16,186)	(7,670)
Net income/(loss)	102,756	112,490	194,663	364,514	(127,651)
Add: Net loss attributable to noncontrolling interest	122	4,390	3,777	2,722	17,456
Net income/(loss) attributable to shareholders of TAL Education Group	102,878	116,880	198,440	367,236	(110,195)
Net income /(loss) per common share attributable to shareholders of TAL Education Group
Basic	$0.64	$0.72	$1.13	$1.93	$(0.56)
Diluted	$0.60	$0.66	$1.03	$1.83	$(0.56)
Net income /(loss) per ADS attributable to shareholders of TAL Education Group (2)
Basic	$0.22	$0.24	$0.38	$0.64	$(0.19)
Diluted	$0.20	$0.22	$0.34	$0.61	$(0.19)
Cash dividends per common share(3)	—	—	$0.25	—	—
Weighted average shares used in calculating net income/(loss) per common share attributable to shareholders of TAL Education Group
Basic	160,109,169	162,548,494	174,979,574	189,951,643	198,184,370
Diluted	183,056,255	188,508,419	194,331,305	200,224,934	198,184,370
(1)	Includes share-based compensation expenses as follows:

	For the Years Ended February 28/29
	2016	2017	2018	2019	2020

	(in thousands of $)
Cost of revenues	$43	$111	$366	$706	$1,074
Selling and marketing expenses	2,480	3,368	5,037	10,454	19,356
General and administrative expenses	23,325	32,636	41,747	66,117	97,513
Total	25,848	36,115	47,150	77,277	117,943
(2)	Each three ADSs represent one Class A common share. Effective on August 16, 2017, we adjusted the ratio of our ADSs to Class A common shares from one ADS representing two Class A common shares to three ADSs representing one Class A common share. All earnings per ADS figures in this report give effect to the foregoing ADS to share ratio change.

	As of February 28/29
	2016	2017	2018	2019	2020

	(in thousands of $)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	$434,042	$470,217	$711,519	$1,247,140	$1,873,866
Total assets	1,061,379	1,828,906	3,054,560	3,735,091	5,571,246
Deferred revenue	289,281	518,874	842,256	436,107	781,000
Total liabilities	620,642	1,148,042	1,414,096	1,204,614	3,027,049
Total equity	440,737	680,864	1,640,464	2,530,477	2,544,197
(3)	Total cash dividends paid for the fiscal year ended February 28, 2018 was $41.2 million.

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

Our teachers are critical to the quality of our services and our reputation. We seek to hire qualified and dedicated teachers who deliver effective and inspirational instruction. There is a limited pool of teachers with these attributes, and we must provide competitive compensation packages to attract and retain such teachers. We must also provide continued training to our teachers to ensure that they stay abreast of changes in student demands, academic standards and other key trends necessary to teach effectively. We may not be able to recruit, train and retain a sufficient number of qualified teachers in the future to keep pace with our growth while maintaining consistent teaching quality in the different markets we serve. In addition, PRC laws and regulations require the teachers to have requisite licenses if they teach, among others, academic subject such as Chinese, mathematics, English, physics, chemistry and other academic subjects in the compulsory education stage and academic subjects related to the entrance to a higher school, but we cannot assure you that our teachers can all apply for and obtain the teaching licenses in a timely manner or at all. If our teachers are not able to apply for and obtain the teaching licenses on a timely basis, or at all, we may need to rectify such noncompliance and may be subject to penalties and risk exposure to regulatory order to suspend operations or cancelation or revocation of the private school operating permit issued by relevant PRC authority in accordance with the PRC Private Education Law, or a Permit for Operating a Private School or other regulatory and disciplinary sanctions. Moreover, if the teachers for our online courses do not fully comply with the teacher qualification requirements, or these teachers are teaching full-time at elementary and middle school at the same time, they may not be able to deliver such online courses, which would eventually adversely affect the delivery of our tutoring services to students. A shortage of qualified teachers or a decrease in the quality of our teachers’ services, whether actual or perceived, or a significant increase in compensation for us to retain qualified teachers, would have a material adverse effect on our business, financial condition and results of operations.

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

We believe that market awareness of our “Xueersi” brand has contributed significantly to the success of our business, and that maintaining and enhancing the value of this brand is critical to maintaining and enhancing our competitive advantage. If we are unable to successfully promote and market our brand and services, our ability to attract new students could be adversely impacted and, consequently, our financial performance could suffer. We mainly rely on word-of-mouth referrals to attract prospective students. We also use integrated marketing tools and tactics such as the internet, WeChat, social media, public lectures, outdoor advertising campaigns, co-brand promotions, and distribution of marketing materials to promote our brand and service offerings. In order to maintain and increase our brand recognition and promote our new service offerings, we have increased our marketing personnel and expenses over the last several years. We have also sought to strengthen recognition for our other brands, such as our “Haoweilai” brand, which is the umbrella brand for all our brands, our “Xueersi” brand, through which we offer small classes covering major subjects in supplement to school learnings, our “Izhikang” brand, through which we offer personalized premium services, our “Mobby” brand, through which we offer small classes focused on thinking development for young learners, and our “Firstleap” brand, through which we offer all-subject tutoring services in English to students aged two to fifteen. A number of factors could prevent us from successfully promoting our brand, including student dissatisfaction with our services, the failure of our marketing tools and strategies to attract prospective students. In addition, our brand may be adversely affected by misconduct and non-compliance, including those related to license or qualification requirements, of our business partners who purchase our courses and system support. If we are unable to maintain and enhance our existing brand, successfully develop additional brands, or utilize marketing tools in a cost-effective manner, our revenues and profitability may suffer. See “— Our brand image, business and results of operations may be adversely impacted by illegal, fraudulent or collusive activities or other wrongdoings by our employees and third parties acting on our behalf.”

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

Our net revenues increased from $1, 715.0 million in the fiscal year ended February 28, 2018, to $2,563.0 million in the fiscal year ended February 28, 2019 , and further to $3,273.3 million in the fiscal year ended February 29, 2020. Any evaluation of our business and our prospects must be considered in light of the risks and uncertainties encountered by companies at our stage of development. The after-school tutoring service market in China continually develops and evolves, which makes it difficult to evaluate our business and future prospects. In addition, our past results may not be indicative of future performance because of new businesses developed or acquired by us. Furthermore, our results of operations may vary from period to period in response to a variety of other factors beyond our control, including general economic conditions and regulations or government actions pertaining to the private education service sector in China, changes in spending on private education and non-recurring charges incurred under unexpected circumstances or in connection with acquisitions, equity investments or other extraordinary transactions. Due to these and other factors, our historical financial and operating results, growth rates and profitability as well as quarter-to-quarter comparisons of our operating results may not be indicative of our future performance and you should not rely on them to predict our future performance.

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

Our business has experienced growth in recent years. The number of our learning centers increased from 594 as of February 28, 2018 to 871 as of February 29, 2020. We plan to continue to expand our operations in different geographic markets in China. The establishment of new learning centers poses challenges and requires us to make investments in management, capital expenditures, marketing expenses and other resources. The expansion has resulted, and will continue to result, in substantial demands on our management and staff as well as our financial, operational, technological and other resources. In addition, we typically incur pre-opening costs associated with our new learning centers, and may incur losses during their initial ramp-up stage because we incur rent, salary and other operating expenses for new learning centers regardless of any revenues we may generate. If the ramp-up of our new learning centers is slower than expected, whether due to our inability to attract sufficient student enrollments or charge hourly rates for our courses that are high enough for us to recover our costs, our overall financial performance may be materially and adversely affected. Our planned expansion will also place significant pressure on us to maintain teaching quality and consistent standards, controls, policies and our culture to ensure that our brand does not suffer as a result of any decrease, whether actual or perceived, in the quality of our programs. To manage and support our expansion, we must improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers and management personnel as well as other administrative and marketing personnel. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, maintain or accelerate our current growth rate, maintain or increase our gross and operating profit margins, recruit and retain qualified teachers and management personnel, successfully integrate new learning centers into our operations and otherwise effectively manage our growth. If we are not successful in effectively and efficiently managing our expansion, we may not be able to capitalize on new business opportunities, which may have a material and adverse impact on our financial condition and results of operations.

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

Our growth strategies include further penetrating our existing markets, extending our geographic reach into new regions, further developing our online course offerings and online education platform and making acquisitions and investments to complement our existing business and offerings. We may not succeed in executing our growth strategies due to a number of factors, including, without limitation, the following:

●	we may fail to identify, and effectively market our services in, new markets with sufficient growth potential into which to expand our network or promote new courses in existing markets;
●	it may be difficult to increase the number of learning centers in more developed cities;
●	although we have replicated our growth model in Beijing to certain other cities, we may not be able to continue to do so to additional geographic markets, especially to lower-tier cities, and we might experience decline in our Beijing business that would offset the growth we are experiencing in other geographic markets;
●	our analysis for selecting suitable new locations may not be accurate and the demand for our services at the newly selected locations may not materialize or increase as rapidly as we expect;
●	we may fail to obtain the requisite licenses and permits necessary to open learning centers at our desired locations from local authorities or face risks in opening without the requisite licenses and permits;
●	we may not be able to manage our personalized premium services business efficiently and cost-effectively;
●	we may not be able to continue to enhance our online offerings or expand them to new markets, generate profits from online offerings, or adapt online offerings to changing student needs and technological advances such that we will continue to face significant student acquisition costs in the markets we enter;
●	we may not be profitable in our new tutoring business and may encounter obstacles in expanding our new tutoring business to other markets; and

●	we may not be able to successfully integrate acquired businesses and may not be able to achieve the benefits we expect from recent and future acquisitions or investments.

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

Although we have expanded our offerings into a broad range of cities in China, we derive a significant portion of our revenues from a limited number of cities. For the fiscal year ended February 29, 2020, we derived approximately 35.0% of our total net revenues from our Xueersi small-class offering in Beijing, Shanghai, Guangzhou, Shenzhen, Nanjing and we expect these five cities to continue to constitute important sources of our revenues. If any of these cities experiences an event negatively affecting its private education market, such as a serious economic downturn, natural disaster or outbreak of contagious disease, adopts regulations relating to private education that place additional restrictions or burdens on us, or experiences an increase in the level of competition for the types of services we offer, our overall business and results of operations may be materially and adversely affected.

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

Our brand image, business and results of operations may be adversely impacted by illegal, fraudulent or collusive activities or other wrongdoings by our employees and third parties acting on our behalf.

Illegal, fraudulent or collusive activities or other wrongdoings by our employees or third parties acting on our behalf could subject us to liability or negative publicity and harm our business. Negative publicity generated as a result of actual or alleged wrongdoings by our employees or the third parties could damage our reputation and diminish the value of our brand, and materially and adversely affect our business, financial condition and results of operations.

We are exposed to the risk of various types of by illegal, fraudulent or collusive activities or other wrongdoings, including but not limited to taking kickbacks, forging documentation, etc. It is not always possible to deter or discover wrongdoings, and the precautionary or remedial measures we take may not be effective in controlling unknown or unmanaged risks or losses. As previously announced in April 2020, ruing our routine internal auditing process for fiscal year 2020, we discovered irregularities and violations of our business conduct and internal control policies by employees in our newly introduced "Light Class" business. Upon such discovery, we immediately reported to the local police, and the employees had been taken into custody by the local police. The employees' wrongdoings inflated "Light Class" transactions. As a result, we issued corrections to certain line items of our previously announced unaudited quarterly condensed consolidated financial statements as of and for the three months ended May 31, 2019, August 31, 2019, and November 30, 2019. The corrections mainly include a reversal of net revenues, cost of revenues, general and administrative, prepaid expenses and other current assets, accounts payable and accrued expenses and other current liabilities. The accumulated negative impact for the first three quarters of fiscal year 2020 on net revenues and net income attributable to TAL Education Group was US$86.1 million and US$26.6 million, respectively. The decrease of basic net income per ADS for the nine months ended November 30, 2019 was US$0.04.

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

We have been named as a defendant in a putative shareholder class action lawsuit and are subject to the SEC Investigation which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We are defending against a putative shareholder class action lawsuit described in “Item 8. Financial Information-A. Consolidated Statements and Other Financial Information-Legal and Administrative Proceedings-Litigation,” including any appeals of such lawsuit. We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of this lawsuit. In the event that our initial defense of this lawsuit is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome of this case, including any plaintiff’s appeal of the judgment in this case, could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

In addition, as described in “Item 8. Financial Information-A. Consolidated Statements and Other Financial Information-Legal and Administrative Proceedings-Internal Review and SEC Proceeding,” of this annual report, the SEC’s Division of Enforcement has sought the production of certain documents and records related to the transactions identified in the Muddy Water report, the internal reviews and related follow-up work, and other related information, as well as information regarding issues related to the "Light Class" business that we announced in April 2020 which resulted in reversal of our net revenues and net income attributable to our company for the first nine months of fiscal year 2020 in the aggregate amount of US$86.1 million and US$26.6 million, respectively; and the audit committee of our board of directors is overseeing an internal review, conducted by external professional advisers reporting to the audit committee. We are cooperating with the SEC. We cannot predict or provide any assurance as to the timing, outcome or consequences of the SEC investigation or the internal review. We have incurred, and may continue to incur, significant expenses related to legal, accounting, and other professional services in connection with matters relating to or arising from the internal review and SEC investigation. Moreover, if the SEC were to determine that legal violations occurred, we could be required to pay significant civil penalties and/or other amounts and we could become subject to other remedies or conditions imposed as part of any resolution.

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

Regulations and policies which focus on the efforts to de-emphasize scholastic competition achievements in college and high school admissions or the efforts to forbid academic competitions have had, and may continue to have, an impact on our enrollments. In particular, on February 13, 2018, the Ministry of Education, or MoE, together with three other government authorities, jointly promulgated the Circular on Special Enforcement Campaign concerning After-school Tutoring Institutions to Alleviate Extracurricular Burden on Students of Elementary Schools and Middle Schools, or Circular 3, pursuant to which private training organizations are strictly prohibited from organizing any academic competitions (such as Olympiad competitions) or level tests for students of elementary or middle schools and the elementary and middle schools are prohibited from taking the training results from private training organizations into account in the enrollment process. These policies and measures may adversely affect the demands for our after-school tutoring business and personalized premium services. We have adapted our operations which may be construed as competitions or ranking activities to these regulations. We cannot assure you whether relevant governmental authorities will find our operations in violation of such regulations.

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

Widespread use of the internet for educational purposes is a relatively recent occurrence, and the market for internet-based courses and services is characterized by rapid technological changes and innovations, such as artificial intelligence, augmented reality, virtual reality, as well as unpredictable product life cycles and user preferences. We have limited experience with online courses and services. We must be able to adapt quickly to changing student needs and preferences, technological advances and evolving internet practices in order to compete successfully in online education. Ongoing enhancement of our online offerings and technologies may entail significant expenses and technological risks, and we may not be able to use new technologies effectively and may fail to adapt to changes in the online education market on a timely and cost-effective basis. We began offering online courses through our www.xueersi.com in 2010 and revenues generated from our online course offerings through www.xueersi.com accounted for 7.0%, 13.3% and 18.9% of our total net revenues in the fiscal years ended February 28/29, 2018, 2019 and 2020, respectively. We expect that revenues from our online course offerings will increase. However, if improvements to our online offerings and technologies are delayed, result in systems interruptions or are not aligned with market expectations or preferences, we may lose market share and our growth prospects could be adversely affected.

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

If we cannot obtain sufficient cash when we need it, we may not be able to meet our payment obligations under our indebtedness.

On February 1, 2019, we signed a 3-year $600 million term and revolving facilities agreement with a group of arrangers led by Deutsche Bank AG, Singapore Branch. The facilities, a $270 million 3-year bullet maturity term loan and a $330 million 3-year revolving facility, are priced at 175 basis points over LIBOR. As of February 29, 2020, we had drawn down $270 million three-year bullet maturity term loan under the facility commitment.

On December 19, 2019, we entered into a loan facilities agreement with a group of lenders pursuant to which we can draw down up to RMB1,800 million, provided that the proceeds be used for our construction project in Zhenjiang, Jiangsu.

We cannot assure you that we will have sufficient funds to fulfill our payment obligations under our indebtedness. Our ability to meet our payment obligations under our indebtedness depends on our ability to generate sufficient cash flow, which is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control. Moreover, we are a holding company with no material operations of our own. As a result, we rely upon dividends and other cash distributions paid to us by our subsidiaries to meet our payment obligations under indebtedness incurred at the holding company level. Our subsidiaries are distinct legal entities and do not have any obligation, legal or otherwise, to provide us with dividends or other distributions. We may face tax or other adverse consequences, or legal limitations, on our ability to obtain funds from these entities.

In addition, our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

●	our financial condition, results of operations and cash flows;
●	general market conditions for financing activities; and
●	economic, political and other conditions in China and elsewhere.

If we are unable to obtain funding in a timely manner or on commercially acceptable terms, we may not be able to meet our payment obligations under our indebtedness.

We have experienced recent fluctuations in our margins and incurred net loss in fiscal year 2020.

In recent years, we have experienced fluctuations in our margins. In fiscal year 2020, we had a net loss for the first time as a public company. Many factors may cause our margins to decline or lead to net losses. For example, costs incurred in the expansion of our business and our physical network of learning centers and service centers may increase faster than our revenues. New investments and acquisitions may cause our margins to decline before we successfully integrate the acquired businesses into our operations and realize the full benefits of these investments and acquisitions. A significant increase in operating expenses or impairment loss on long-term investments may lead to a net loss. Our ability to return to or maintain profitability and maintain or improve margins is affected by various factors that are beyond our control, such as the COVID-19 pandemic. There can be no assurance that our margins will not decline or fluctuate, or that we will not incur net loss again, in the future.

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

Our business has been and is likely to continue to be materially adversely affected by the outbreak of COVID-19.

Since the beginning of 2020, outbreaks of COVID-19 have resulted in the temporary closure of many business facilities across China. Normal economic life throughout China was sharply curtailed. While many of the restrictions on movement within China have been relaxed as of the date of this annual report, there is great uncertainty as to the future progress of the disease. Currently, there is no vaccine or specific anti-viral treatment for COVID-19. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the reimposition of restrictions.

The COVID-19 pandemic has affected many aspects of our business, including:

Offline businesses. Our learning centers across the nation underwent temporary yet prolonged closure as part of precautionary measures we have taken with respect to our offline business and pursuant to government orders with respect to educational institutions as well as business activities in general to combat the outbreak. Following the closure, we immediately took measures to effectively move our offline course offerings online and provide our customers that already purchased offline courses with comprehensive remedies such as refunds, exchanges, or compensation for price differences. Despite our initiatives, there could still be cases of customer dissatisfaction and complaints as a result of the drastic changes. We believe that the decrease in revenues from offline learnings centers will be partially offset by the increase in online revenues.

Expansion. Pending further development of the outbreak, we temporarily slowed down or suspended our offline capacity growth plans, and instead focus on improving the utilization rate and operational efficiency. Moreover, we have two major facilities under construction, the progress of which have been delayed due to restrictions on travel, suspension of business activities, and disease control protocols, that were or still are in place. The construction delay may cause, among others, the projects to miss completion deadline, go over budget, or both, and the raw material cost may fluctuate as a result of the outbreak.

Financial condition and results of operations. Due to the impact of the outbreak of COVID-19, our results of operations for the fourth quarter of fiscal year 2020 were weaker than expected. In addition, the COVID-19 outbreak brings great uncertainty to our financial condition and operating results for fiscal year 2021, including but not limited to negative impact to our total revenues and downward adjustments or impairment to our long-lived assets and long-term investments. Because of the significant uncertainties surrounding the COVID-19 outbreak, the extent of the business disruption and the related financial impact cannot be reasonably estimated at this time.

Corporate responsibilities. To support China’s efforts to fight the pandemic we contributed cash donations and education-related investment to provide free technology, teaching and training and other necessary support for students and sector-wide partners.

We cannot assure you that the COVID-19 pandemic can be eliminated or contained in the near future, or at all, or a similar outbreak will not occur again. If the COVID-19 pandemic and the resulting disruption to our business were to extend over a prolonged period, it could materially and adversely affect our business, financial condition, and results of operations.

We face risks related to natural and other disasters, including outbreaks of health epidemics, and other extraordinary events, which could significantly disrupt our operations.

In addition to the impact of COVID-19, our business could be materially and adversely affected by natural and other disasters, including earthquakes, fire, floods, environmental accidents, power loss, communication failures and similar events. Additionally, our business could be materially and adversely affected by the outbreak of H7N9 bird flu, H1N1 swine influenza, severe acute respiratory syndrome (SARS), Ebola or another health epidemic. While we have not suffered any material loss or experienced any significant increase in costs as a result of any natural and other disaster or other extraordinary event, our student attendance and our business could be materially and adversely affected by any such occurrence in any of the cities in which we have major operations.

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

Our management and our independent registered public accounting firm, which has issued an attestation report, identified one material weakness in our internal control over financial reporting as of February 29, 2020 in accordance with the standards established by the Public Company Accounting Oversight Board of the United States and concluded that our internal control over financial reporting was not effective due to this material weakness as of February 29, 2020. The material weakness identified relates to our failure to timely update our design on controls with a sufficient level of precision to prevent and detect misstatements related to our newly developed business. Specifically, the material weakness is a combination of control deficiencies surrounding Light Class business where transactions are conducted through agents, including: (1) lack of continuous and sufficient risk assessment and monitoring on the newly developed business along with the expansion of such business; (2) inadequate review over vendor selection and approval; (3) insufficient review over approval of supplemental agreements; (4) insufficient review over the business substance when approving expenditure payments by the operation department; and (5) insufficient monitoring over hospitality expenses incurred related to newly developed business in light of the higher risks of the potential FCPA violation. The material weakness has resulted in restatement of our unaudited quarterly financial statements for the periods ended May 31, August 31 and November 30, 2019, respectively, to reflect correction of errors which led to reversal of our net revenues and net income attributable to our company for the first nine months of fiscal year 2020 in the aggregate amount of US$86.1 million and US$26.6 million, respectively. We are implementing and will continue to implement a number of remediation measures to address the material weakness and the deficiencies that have been identified. For details, see “Item 15. Controls and Procedures.” However, we cannot assure you that we will be able to implement these measures to effectively remediate our material weakness, or that we will not identify any additional material weaknesses or significant deficiencies in the future.

If we fail to cure the material weakness effectively, or fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. In addition, we need to continue to evaluate the consolidation of our VIEs and VIEs’ subsidiaries and schools given the change in the ownership or voting power of the Company by the nominee shareholders of the VIEs. As a result, although we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to continue to comply with Section 404 and other requirements of the Sarbanes-Oxley Act of 2002, any failure to maintain effective internal controls over financial reporting could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs.

We are subject to anti-corruption laws. Our failure to comply with these laws could result in penalties, which may harm our reputation and have an adverse impact on our business and results of operations.

We are subject to anti-corruption laws, including China’s anti-corruption laws and the U.S. Foreign Corrupt Practices Act, or the FCPA, which generally prohibits companies and anyone acting on their behalf from offering or making improper payments or providing benefits to foreign officials for the purpose of obtaining or keeping business and that requires an "issuer" like us to maintain accurate books and records. Our company policies require that our employees comply with applicable laws. However, there is no assurance that such policies will work effectively or protect us from liability under the FCPA or other anti-corruption laws for actions taken by our employees and intermediaries with respect to our business or any business that we may acquire. If we are found to be not in compliance with the FCPA and other applicable anti-corruption laws, we may be subject to penalties and other remedial measures, which may have an adverse impact on our reputation, business and results of operations. Any investigation of any potential violations of the FCPA or other anti-corruption laws by government authorities may cause us to incur significant expenses, divert management attention, and adversely affect our business and results of operations.

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

In June 2010, we adopted a 2010 share incentive plan, as amended and restated in August 2013, that permits granting of options to purchase our Class A common shares, restricted shares, restricted share units, share appreciation rights, dividend equivalent rights and other instruments as deemed appropriate by the administrator under the plan. The amended and restated 2010 share incentive plan, or the 2010 Plan, has a term of 10 years, and will terminate as of June 30, 2020. As of May 31, 2020, 9,785,852 non-vested restricted Class A common shares and 975,421 share options to purchase 975,421 Class A common shares under the 2010 Plan previously granted to our employees and directors are outstanding. In June 2020, we adopted a 2020 Share Incentive Plan, or the 2020 Plan, pursuant to which the maximum aggregate number of shares that may be issued pursuant to all awards (including incentive share options) (the “Award Pool”) is initially five percent (5%) of our total issued and outstanding shares as of the effective date of the 2020 Plan, provided that (A) the Award Pool shall be increased automatically if and whenever the number of shares that may be issued pursuant to ungranted awards pursuant to the 2020 Plan (the “Ungranted Portion”) accounts for less than one percent (1%) of the then total issued and outstanding shares of our company, so that for each automatic increase, the Ungranted Portion immediately after such increase shall equal five percent (5%) of the then total issued and outstanding shares of our company, and (B) the size of the Award Pool shall be equitably adjusted in the event of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, consolidation or similar transactions. As a result of the outstanding grants under the 2010 Plan and potential future grants under the 2020 Plan, we have incurred and will continue to incur share-based compensation expenses. We had share-based compensation expenses of $47.1 million, $77.3 million and $117.9 million for the fiscal years ended February 28/29, 2018, 2019 and 2020, respectively. As of February 29, 2020, the unrecognized compensation expenses amounted to $406.8 million related to the non-vested restricted shares, which will be recognized over a weighted-average period of 4.8 years, and $15.6 million related to share options, which will be recognized over a weighted-average period of 3.8 years. Expenses associated with share-based compensation awards granted under our share incentive plan may materially reduce our future net income. However, if we limit the size of grants under our share incentive plan to minimize share-based compensation expenses, we may not be able to attract or retain key personnel.

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

If the corporate structure and contractual arrangements through which we conduct our business in China are found to be in violation of any existing or future PRC laws or regulations, or such arrangements are determined as illegal and invalid by PRC courts, arbitration tribunals or regulatory authorities, or if we fail to obtain or maintain any of the required permits or approvals, we would be subject to potential actions by the relevant PRC regulatory authorities with broad discretion, which actions could include:

●	revoke our business and operating licenses;
●	require us to discontinue or restrict our operations;
●	limit our business expansion in China by way of entering into contractual arrangements;
●	restrict our right to collect revenues or impose fines;
●	block our websites;
●	require us to restructure our operations in such a way as to compel us to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;
●	impose additional conditions or requirements with which we may not be able to comply; or
●	take other regulatory or enforcement actions against us that could be harmful to our business.

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

We have entered into equity pledge agreements with our VIEs and their respective shareholders to guarantee the performance of the obligations of our Consolidated Affiliated Entities under the exclusive business cooperation agreements they have entered into with us. Pursuant to the equity pledge agreements entered into by and among Xueersi Education, Xueersi Network, Xinxin Xiangrong, the shareholders of the above three companies and TAL Beijing, our wholly owned subsidiary, 100% equity interests of Xueersi Education, Xueersi Network and Xinxin Xiangrong have been pledged to TAL Beijing. Pursuant to the equity pledge agreement entered into by and among Lebai Information, Lebai Education and the sole shareholder of Lebai Education, 100% equity interests of Lebai Education has been pledged to Lebai Information. The pledge of the 100% registered capital of Xueersi Education, Xueersi Network as well as Xinxin Xiangrong to TAL Beijing, and the pledge of the 100% registered capital of Lebai Education to Lebai Information have been registered with the local branch of SAIC. The equity pledge agreements with the shareholders of the VIEs provide that the pledged equity interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the principal service agreements and the scope of pledge shall not be limited by the amount of the registered capital of the VIEs. However, it is possible that a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt, which takes last priority among creditors.

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

On November 7, 2016, the Standing Committee of the National People’s Congress amended the Private Education Law, or the Amended Private Education Law, which took effect on September 1, 2017. Under the Amended Private Education Law, the term “reasonable return” is no longer used, and sponsors of private school may choose to establish non-profit or for-profit private schools at their own discretion. Sponsors of for-profit private schools are entitled to retain the profits from their schools and the operating surplus may be allocated to the sponsors pursuant to the PRC Company Law and other relevant laws and regulations. Sponsors of non-profit private schools are not entitled to any distribution of profits from their schools and all revenue must be used for the operation of the schools. If a pre-existing private school chooses to register as a non-profit school, it shall amend its articles of association, continue its operation and complete the new registration process. If a pre-existing private school chooses to register as a for-profit school, it shall conduct financial liquidation process, have the property rights of its assets such as lands, school buildings and net balance being authenticated by relevant government authorities, pay up relevant taxes, apply for a new Permit for Operating a Private School, re-register as for-profit schools and continue its operation. Specific provisions regarding the above registration process shall be introduced by governments at the provincial level. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—The Private Education Law and the Implementation Rules for Private Education Law.”

We intend to register our pre-existing private schools as for-profit schools. However, as of the date of this annual report, only certain local governments, for example, Beijing, Shanghai, Tianjin, Zhejiang Province, Hainan Province, Ningxia Province, have promulgated specific measures for registration of pre-existing private schools. And even for those places where specific measures for registration of pre-existing private schools have been promulgated, some local government authorities in practice have not started to accept application for registration of pre-existing private schools as for-profit schools. Therefore, we cannot assure you that our pre-existing private schools can all apply for and complete registration as for-profit schools in a timely manner or at all. And as measures for registration of pre-existing private schools in most provinces are yet to be introduced, we also cannot assure you whether there will be other risks associated with such registration.

Moreover, as of the date of this annual report, the implementation rules for the Amended Private Education Law or the relevant regulations adopted by competent government authorities in certain provinces have not been promulgated. It remains uncertain how the Amended Private Education Law will be interpreted and implemented and impact our business operations. There is no assurance that we will be able to operate our business in full compliance with the Amended Private Education Law or any relevant regulations in a timely manner or at all. Should we fail to fully comply with the Amended Private Education Law or any relevant regulations as interpreted by the relevant government authorities, we may be subject to administrative fines or penalties, an order to suspend the operation and refund the tuition fee or other negative consequences which could materially and adversely affect our brand name and reputation, and our business, financial condition and results of operations. As a holding company, we rely on dividends and other distributions from our PRC subsidiaries, including TAL Beijing and Lebai Information. TAL Beijing, Lebai Information and their designated affiliates are entitled to receive service fees from the schools according to the relevant exclusive business cooperation agreements. We do not believe that TAL Beijing, Lebai Information and their designated affiliates’ right to receive the service fees from the schools will be affected by such elections, but if our judgment turns out to be incorrect, TAL Beijing, Lebai Information and our other PRC subsidiaries’ ability to make distributions or pay dividends to us may be materially and adversely impacted. If our schools choose to be non-profit private education entities, our contractual arrangements with such schools may be subject to more stringent scrutiny. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the agreements that establish the structure for operating our business in China are not in compliance with applicable PRC laws and regulations, we could be subject to severe penalties.”

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

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. On December 26, 2019, the State Council published the Implementation Rules of Foreign Investment Law, which came into effect on January 1, 2020. The Foreign Investment Law and its Implementation Rules embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The enacted Foreign Investment Law or its Implementation Rules do not mention concepts such as “actual control” and “controlling PRC companies by contracts or trusts” that were included in the previous drafts, nor did it specify regulation on controlling through contractual arrangements, and thus this regulatory topic remains unclear under the Foreign Investment Law. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, though the Foreign Investment Law or its Implementation Rules do not explicitly classify contractual arrangements as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment,” which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, such as unwinding our existing contractual arrangements and/or disposal of our related business operations, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Uncertainties with respect to PRC regulatory restrictions on after-school services could have a material adverse effect on us.

Under the regime of the Law on the Promotion of Private Education of China, the PRC government authorities have promulgated a number of regulations and implementation rules in 2018 governing the education industry and the after-school tutoring service market, including the Circular 3, the State Council Opinions 80, as well as Circular 10. See “Item 4. Information on the Company—B. Business Overview—PRC Regulations—Circular on Special Enforcement Campaign concerning After-school Tutoring Institutions to Alleviate Extracurricular Burden on Students of Primary and Secondary Schools” and “Item 4. Information on the Company—B. Business Overview—PRC Regulations—Opinions on Regulating Development of After-school Tutoring Institutions” for more details.

These new regulations and implementation rules provide a series of requirements in the operation of after-school tutoring business, which include that, among others: (1) key course information, including subjects, course schedules and course syllabi, for school academic subjects courses, shall be filed with the local education administration authorities and be made publicly available; (2) the progress of the courses shall not surpass the same-period progress of local primary schools and secondary schools, and advanced trainings that do not follow the formal school curricula for the students in primary school and secondary school are prohibited; (3) training classes shall not be scheduled in conflict with the regular schooling time in local primary schools and secondary schools; (4) tutoring activities shall end before 8:30 p.m.; (5) homework shall not be assigned; (6) scored examination, competition or ranking in connection with the courses of primary schools or secondary schools shall not be arranged; (7) tuition fees for a period spanning more than three months should not be collected at one time; (8) no fees other than those that have been made public and no compulsory fund-raising in any name may be made against the students; (9) student safety insurance shall be purchased by the after-school tutoring institutions; (10) teaching staff who teach Chinese, mathematics, foreign language, physics, chemistry and other subjects in the compulsory education stage as well as the academic subjects related to the entering of a higher school and their extension training shall have the requisite teacher qualifications; (11) online education institutions shall also make their teachers’ name, photograph, teaching classes and teaching qualification number public at prominent location on their home page.

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

We are required to obtain and maintain various licenses and permits and fulfill registration and filing requirements in order to operate our tutoring service business. For instance, a duly approved private school will be granted a Permit for Operating a Private School, and shall be registered with the Ministry of Civil Affairs or its local branches as a non-profit school or registered with the relevant local branch of the SAIC as a for-profit school. In addition, pursuant to the State Council Opinions 80 and relevant RPC laws and regulations, opening branches or learning centers by any after-school tutoring institution shall also be subject to registration or filing requirements. As of February 29, 2020, certain of our learning centers had not completed filing requirements for permits or registrations, which in the aggregate accounted for an immaterial portion of our total net revenues for the fiscal year ended February 29, 2020.

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

The MOE, jointly with certain other PRC government authorities, promulgated the Implementation Opinions on Regulating Online After-School Tutoring, or the Online After-School Tutoring Opinions, effective on July 12, 2019. The Online After-School Tutoring Opinions are intended to regulate academic after-school training involving internet technology provided to students in primary and secondary schools. Among other things, the Online After-School Tutoring Opinions require that online after-school training institutions shall file with the competent provincial education regulatory authorities before October 31, 2019 and that such education regulatory authorities shall, jointly with other provincial government authorities, review such filings and the qualifications of the online after-school training institutions submitting such filings. The Online After-School Tutoring Opinions also impose a series of new regulatory requirements, including (i) each class shall not last longer than 40 minutes and shall be taken at intervals of not less than 10 minutes; (ii) live streaming courses provided to students receiving compulsory education shall not end later than 9:00 p.m.; (iii) where fees are charged based on the number of classes, fees are not allowed to be collected in a lump sum for more than 60 classes, and where fees are charged based on the length of the course, the fees shall not be collected for a course length of more than three months; and (iv) instructors are required to obtain the necessary teacher qualification licenses. According to the Online After-School Tutoring Opinions, provincial education regulatory authorities shall promulgate local implementing rules regarding the above-mentioned filing requirements. For details, see “Item 4. Information on the Company-B. Business Overview-PRC Regulation- Regulations on Online and Distance Education.” Moreover, the MOE, jointly with certain other PRC government authorities, issued the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps on August 10, 2019, or the Opinions on Educational Apps, which requires, among others, mobile apps that offer services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios, be filed with the competent provincial regulatory authorities for education before the end of 2019. See “Item 4. Information on the Company-B. Business Overview-PRC Regulation- Regulations on Educational Applications (Apps).”

We are making efforts to comply with the Online After-School Tutoring Opinions and the Opinions on Educational Apps. As the Online After-School Tutoring Opinions and the Opinions on Educational Apps were newly promulgated, we cannot assure you that we will complete such filing and comply with other regulatory requirements under the Online After-School Tutoring Opinions, the Opinions on Educational Apps and their related local rules in a timely manner, or at all. If we fail to promptly complete such filing and comply with other applicable regulatory requirements, we may be subject to fines, regulatory orders to suspend our operations or other regulatory and disciplinary sanctions, which may materially and adversely affect our online education business and results of operations.

Besides, in relation to our online education business, we may be deemed to provide certain services or conduct certain activities and thus be subject to a wide range of licenses, approvals, permits, registrations and filings due to the lack of official interpretations of certain terms under internet related PRC regulations and laws, and we cannot assure you that we have obtained all of them or will continue to maintain or renew all of them. For example, due to the ambiguity of the definition of “online publishing service,” the online distribution of content, including our course materials, through our mobile apps, may be regarded as an “online publishing service” and therefore we may be required to obtain an Online Publishing License. Also, we deliver certain courses in live-streaming format which the relevant authorities may regard as a live-streaming platform and may thus require us to make necessary filings as a live-streaming platform. Moreover, any of our Consolidated Affiliated Entities that provide online course services are required to obtain an ICP license from the appropriate telecommunications authorities or otherwise register each and all of their websites, on which we provide online courses, in the existing and effective ICP licenses held by the relevant Consolidated Affiliated Entities. If any of such entities fail to obtain the ICP license or complete the required registration in a prompt manner, we may become subject to rectification order, significant penalties, fines, legal sanctions or an order of closing our relevant websites.

In addition, uncertainties still exist as new laws and regulations, including without limitation the amended Implementation Rules, may set more specific and stringent requirements for online educational institutions, such as requiring online educational institutions to obtain Permit for Operating a Private School. We may be unable to comply with such new laws and regulations in a prompt manner or incur additional costs in complying with relevant requirements, which may adversely affect our business, financial conditions and results of operations. Meanwhile, there can be no assurance that we will be able to maintain our existing licenses, approvals, registrations or permits necessary to provide our current online services in China, renew any of them when their current term expires, or update existing licenses or obtain additional licenses, approvals, permits, registrations or filings necessary for our business expansion from time to time. If we fail to do so, our business, financial condition and operational results may be materially and adversely affected.

We face risks and uncertainties in printing and providing teaching handouts and other materials to our students.

Our certain wholly owned subsidiaries and Consolidated Affiliated Entities engage in printing and providing teaching handouts and other materials to our students. According to the Administrative Regulations on Publication, any entity engaging in the activities of publishing, printing, copying, importation or distribution of publications, shall obtain relevant permits of publishing, printing, copying, importation or distribution of publications. See “Item 4. Information on the Company—B. Business Overview—PRC Regulations—Regulations on Publishing and Distribution of Publications.” Under the new regulation, it is uncertain whether printing and providing teaching handouts and other materials to our students would be deemed publishing activities. If the General Administration of Press and Publication or its local branches or other competent authorities deem such activities as publishing, we may become subject to significant penalties, fines, legal sanctions or an order suspending our printing and provision of teaching handouts and other materials to our students.

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

We have been making efforts to apply for the Permit for Operating a Private School for our wholly owned subsidiaries and the subsidiaries of VIEs that engage in personalized premium services but have not obtained such permit. We may not be able to obtain the Permit for Operating a Private School in a timely manner given that the relevant local authorities may have not promulgated the implementing rules and guidelines for applications of such permit and that the local authorities may further set more specific and stringent operation requirements for applying such permit. If we fail to obtain Permits for Operating a Private School for the entities engaging in personalized premium services, the relevant entities may be subject to fines, confiscation of the gains derived from noncompliant operations or the suspension of noncompliant operations, which may materially and adversely affect our business and results of operations.

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

The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments, conversion of foreign exchange into Renminbi or changes in tax regulations and practices that are applicable to us. In addition, future actions or policies of the PRC government to control the pace of economic growth may cause a decrease in the level of economic activity in China, which in turn could materially affect our liquidity and access to capital and our ability to operate our business.

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

The global macroeconomic environment is facing challenges, including the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone since 2014 and the uncertain impact of “Brexit.” The PRC economy has shown slower growth compared to the previous decade since 2012 and such slowdown may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. There have also been concerns on the relationship between China and other countries, including the surrounding Asian countries, which may potentially result in economic effects such as foreign investors exiting the China market and other economic effects. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. The ongoing trade war between China and the United States and its potential escalation may have a material adverse effect on global economic conditions and the stability of global financial markets, and they may significantly reduce global trade and, in particular, trade between China and the United States. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

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

We are a holding company and conduct substantially all of our business through our operating subsidiaries and Consolidated Affiliated Entities. We may rely on dividends paid by our subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. In particular, regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. PRC companies are also required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their statutory surplus reserves until the accumulative amount of such reserves reaches 50% of their registered capital. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries and Consolidated Affiliated Entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. The PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. In addition, PRC companies may allocate a portion of their after-tax profit to their staff welfare and bonus fund at the discretion of their boards of directors. Our PRC subsidiaries and Consolidated Affiliated Entities historically have not allocated any of their after-tax profits to staff welfare and bonus funds, since there is no legal requirement to do so, but they may nevertheless decide to set aside such funds in the future. There is no maximum amount of after-tax profit that a company may contribute to such funds. Moreover, each of our affiliated schools is required to allocate certain amount of profits to its development fund for the construction or maintenance of school facilities or procurement or upgrade of educational equipment at the end of each fiscal year. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Regulations on Private Education—The Private Education Law and the Implementation Rules for Private Education Law” for a discussion on the requirements for private schools to make allocations to school development funds. Any direct or indirect limitation on the ability of our PRC subsidiaries to distribute dividends and other distributions to us could materially and adversely limit our ability to make investments or acquisitions at the holding company level, pay dividends or otherwise fund and conduct our business.

PRC laws and regulations may limit the use of the proceeds we received from our financing activities for our investment or operations in China.

In utilizing the proceeds we received from our financing activities as an offshore holding company with PRC subsidiaries, we may (i) make additional capital contributions to our PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries or our VIEs, or (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

●	capital contributions to our subsidiaries in China, whether existing ones or newly established ones, provided that the PRC subsidiaries completes the relevant filing and reporting procedures and register with the local bank authorized by State Administration of Foreign Exchange, or SAFE;
●	loans by us to our subsidiaries in China, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with local branches of SAFE; and

●	loans by us to our Consolidated Affiliated Entities, which are domestic PRC entities, must be registered with the National Development and Reform Commission and must also be registered with SAFE or its local branches.

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

The MOFCOM, the State Assets Supervision and Administration Commission, the State Administration of Taxation, or the SAT, the SAIC, the China Securities Regulatory Commission, or CSRC, and SAFE jointly adopted regulations commonly referred to as the M&A Rules. The M&A Rules establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Further, pursuant to the Circular 11 issued by NDRC, outbound investment via the overseas enterprises controlled by PRC residents are subject to verification and approval, record-filing and reporting requirements to the NDRC. According to Circular 11, sensitive projects, such as outbound investment in real estate, hotels, news media, cinemas or sports club, carried out by overseas enterprises controlled by PRC residents shall obtain verification and approval from the NDRC prior to the implementation of the project. The non-sensitive projects carried out by the overseas enterprise directly controlled by PRC residents, including by means of making asset or equity investment, or providing financing or guarantee, shall complete record-filing with the competent authority prior to the implementation of the Project. The non-sensitive projects carried out by the overseas enterprise indirectly controlled by PRC residents with the investment amount over RMB0.3 billion shall be reported to the NDRC of relevant information by submitting an information reporting form for large-amount non-sensitive projects. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Administrative Measures for Outbound Investment by Enterprises” for more detail of Circular 11. Through our dual-class share structure, Mr. Bangxin Zhang, a PRC citizen, possesses and controls 70.8% of the voting power of our company as of June 8, 2020, thus our investment outside China are subject to the abovementioned verification and approval, record-filing and reporting requirements to the NDRC under Circular 11.

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

Pursuant to the EIT Law, as further clarified by subsequent tax regulations implementing the EIT Law, foreign-invested enterprises and domestic enterprises are subject to EIT at a uniform rate of 25%. Certain enterprises may benefit from a preferential tax rate of 15% for consecutive 3 years under the EIT Law if they qualify as “High and New Technology Enterprises” (“HNTE”). And certain enterprises qualified as “Newly Established Software Enterprise” are entitled to an income tax exemption for two calendar years, followed by reduced income tax at a rate of 12.5% for three calendar years. Both of these tax benefits are subject to certain requirements described in the EIT Law and the related regulations.

A number of our PRC subsidiaries and Consolidated Affiliated Entities, such as TAL Beijing, Yidu Huida Education Technology (Beijing) Co., Ltd., or Yidu Huida, Beijing Xintang Sichuang Education Technology Co., Ltd., or Beijing Xintang Sichuang, Beijing Yizhen Xuesi Education Technology Co., Ltd., or Yizhen Xuesi, Beijing Yinghe Youshi Technology Co., Ltd., or Yinghe Youshi, Beijing Lebai Information Consulting Co., Ltd., or Lebai Information are, or are expected to be, entitled to applicable preferential tax treatment based on their status of qualified “HNTE” or “Newly Established Software Enterprise” and accordingly are entitled to applicable preferential tax treatment. Furthermore, Yidu Huida was entitled to preferential tax rate of 10% in 2016 , 2017 and 2018 due to its “Key Software Enterprise” status designated by the relevant government authorities. TAL Beijing and Beijing Xintang Sichuang was entitled to preferential tax rate of 10% in 2018 due to their "Key Software Enterprise" status designated by the relevant government authorities. For calendar year 2019, Yidu Huida, TAL Beijing and Beijing Xintang Sichuang applied for the qualification of Key Software Enterprise to enjoy the preferential tax rate of 10%. As of the date of this annual report, the filings are still being reviewed by the tax authorities. However, there can be no assurance that any of these entities will continue to enjoy the preferential tax rate as a “Key Software Enterprise.” See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation—PRC Enterprise Income Tax.”

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

In addition, the SAT issued bulletins to provide more guidance on the implementation of the above circular. These bulletins clarified certain matters relating to resident status determination, post-determination administration and competent tax authorities. It also specifies that when provided with a copy of a PRC tax resident determination certificate from a resident PRC-controlled offshore incorporated enterprise, the payer shall not be required to withhold 10% income tax when paying the PRC-sourced dividends, interest and royalties to the PRC-controlled offshore incorporated enterprise.

In addition, the SAT issued the Bulletin on Issues Concerning the Determination of Resident Enterprises on the Basis of their Actual Management Bodies in January 2014 to provide more guidance on the implementation of the above circular. This bulletin further provided that, among other things, an entity that is classified as a “resident enterprise” in accordance with the circular shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors registered. From the year in which the entity is determined as a “resident enterprise ," any dividend, profit and other equity investment gain shall be taxed in accordance with the Article 26 of the EIT law and the Article 17 and Article 83 of its implementation rules. Although both the circular and these bulletins only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals.

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

We offer certain online courses on our platform. In the fiscal years ended February 28 /29, 2018, 2019 and 2020, revenues derived from audio-video program services offered through www.xueersi.com that may be subject to the Audio-Video Program Measures were 7.0%, 13.3% and 18.9%, respectively, of our total net revenues. Our teachers and students communicate and interact live with each other via our platforms. The audio and video data are transmitted through the platforms between specific recipients instantly without any further redaction. We believe the nature of the raw data we transmit distinguishes us from general providers of internet audio-visual program services, such as the operator of online video websites, and the provision of the Internet Audio-Video Program Measures and the Broadcasting Audio-Video Programs Regulations are not applicable with regard to our offering of the courses in live streaming format. However, we cannot assure you that the competent PRC government authorities will not ultimately take a view contrary to our opinion. In addition, we also offer video recordings of live streaming courses and certain other educational audio-video contents on our online platforms to our students. If the government authorities determine that our provision of online tutoring services falls within the Internet Audio-Video Program Measures or the Broadcasting Audio-Video Programs Regulations, we may not be able to obtain the required permit or license. If this occurs, we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content.

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

Prior to the issuance of SAFE Circular 7, we received approval from SAFE’s Beijing branch in regards to applications we had submitted on behalf of certain of our employees who hold a significant number of restricted shares. Upon the issuance of SAFE Circular 7, we renewed our registration on behalf of these employees in accordance with SAFE Circular 7 as SAFE Circular 78 ceased to be applicable for such registration. From time to time, we need to apply for or to update our registration with SAFE or its local branches on behalf of our employees who are granted options or registered shares under our share incentive plan or material changes in our current share incentive plan. We are in the process of making an application on behalf of certain PRC citizens who participate in our share incentive plan with SAFE or its local branches in compliance with SAFE Circular 7. However, we may not always be able to make applications or update our registration on behalf of our employees who hold our restricted shares or other types of share incentive awards in compliance with SAFE Circular 7, nor can we ensure you that such applications or update of registration will be successful. If we or the participants of our share incentive plan who are PRC citizens fail to comply with SAFE Circular 7, we and/or such participants of our share incentive plan may be subject to fines and legal sanctions, there may be additional restrictions on the ability of such participants to exercise their stock options or remit proceeds gained from sale of their stock into China, and we may be prevented from further granting share incentive awards under our share incentive plan to our employees who are PRC citizens. Such events could adversely affect our business operations.

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

On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB's inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies. On June 4, 2020, the U.S. President issued a memorandum ordering the President's working group on financial markets to submit a report to the President within 60 days of the memorandum that should include recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB to enforce U.S. regulatory requirements on Chinese companies listed on U.S. stock exchanges and their audit firms. However, it remains unclear what further actions, if any, the U.S. executive branch, the SEC and PCAOB will take to address the problem.

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

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China's, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the New York Stock Exchange of issuers included on the SEC's list for three consecutive years. On May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act (the "Kennedy Bill"). If passed by the U.S. House of Representatives and signed by the U.S. President, the Kennedy Bill would amend the Sarbanes-Oxley Act of 2002 to direct the SEC to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded "over-the-counter" if the auditor of the registrant's financial statements is not subject to PCAOB inspection for three consecutive years after the law becomes effective. Enactment of any of such legislations or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, the market price of our ADSs could be adversely affected, and we could be delisted if we are unable to cure the situation to meet the PCAOB inspection requirement in time. It is unclear if and when any of such proposed legislations will be enacted. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States.

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

The market price for our ADSs has fluctuated significantly since we first listed our ADSs. For the fiscal year ended February 29, 2020, the closing prices of our ADSs have ranged from $30.98 to $59.47 per ADS, and the last reported trading price on June 29, 2020 was $67.44 per ADS.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors such as:

●	actual or anticipated fluctuations in our operating results,
●	changes in financial estimates by securities research analysts,
●	changes in the economic performance or market valuation of other education companies,
●	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments,

●	addition or departure of our executive officers and key personnel,
●	detrimental negative publicity about us, our competitors or our industry,
●	intellectual property litigation, regulatory investigation or other governmental proceedings against us,
●	substantial sales or perception of sales of our ADSs in the public market, and
●	general economic, regulatory or political conditions in China and the United States.

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

Upon any transfer of Class B common shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B common shares shall be automatically and immediately converted into the equal number of Class A common shares. In addition, if at any time, any of the persons who held Class B common shares immediately before our initial public offering and their affiliates collectively own less than 5% of the total number of the issued and outstanding Class B common shares, each issued and outstanding Class B common share owned by such Class B holder shall be automatically and immediately converted into one Class A common share, and no Class B common shares shall be issued by us thereafter. Due to the disparate voting powers attached to these two classes, as of June 8, 2020, holders of our Class B common shares (excluding any Class A common shares such holder may hold in the form of ADSs) collectively held approximately 83.4% the voting power of our outstanding shares and have considerable influence over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A common shares and ADSs may view as beneficial.

Our corporate actions are substantially controlled by our officers, directors and their affiliated entities.

As of June 8, 2020, our executive officers, directors and their affiliated entities beneficially owned approximately 34.0% of our total outstanding shares, representing 83.5% of our total voting power. These shareholders, if they acted together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions and they may not act in the best interests of other minority shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

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

Sales of our ADSs in the public market or the perception that these sales could occur, may cause the market price of our ADSs to decline and could materially impair our ability to raise capital through equity offerings in the future. We have Class A and Class B common shares outstanding, including Class A common shares represented by ADSs. All of our ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. Class A common shares not represented by ADS, such as grants of share incentive awards which have vested, and Class B common shares are available for sale subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. To the extent shares are sold into the market, the market price of our ADSs could decline.

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

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC, and no organization or individual may provide documents or materials relating to securities business activities to overseas parties arbitrarily without the consent of the competent securities regulatory authority in China. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or common shares.

Under U.S. federal income tax law, we will be classified as a PFIC for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (generally determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income (the asset test). Although the law in this regard is unclear, we treat our VIEs and their respective subsidiaries and schools as being owned by us for U.S. federal income tax purposes, not only because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their operating results in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIEs and their respective subsidiaries for U.S. federal income tax purposes, we would likely be treated as a PFIC for our current and any subsequent taxable year.

While we do not believe that we were a PFIC for the taxable year ended February 29, 2020 and do not anticipate becoming a PFIC for the foreseeable future, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

We have made certain other principal expansion of our service offerings:

●	in January 2016, we completed the acquisition of Firstleap Education, a provider of all-subject tutoring services in English to children aged from two to fifteen years old in China;
●	in February 2016, we acquired majority equity interest of Beijing Yinghe Youshi Technology Co., Ltd., or Yinghe Youshi, which primarily provides online preparation services of English tests for study abroad purposes, and purchased all its remaining noncontrolling interest in 2017;

●	in July 2016, we acquired majority interest in Beijing Shunshun Bida Information Consulting Co., Ltd., or Shunshun Bida, which primarily engages in providing professional counseling services to students who desire to study abroad;
●	in August 2016, we acquired majority equity interest in Shanghai Yaya Information Technology Co., Ltd., or Shanghai Yaya, which primarily operated an online platform focusing on children, babies and maternity market; in 2019, we acquired the remaining minority interest in steps;
●	in fiscal year 2019, we obtained control of Shanghai Xiaoxin Information and Technology Co., Ltd., a previously minority-owned investee. This investee is mainly engaged in the development of communication tools connecting teachers and students;
●	in fiscal year 2019, we made two investments in Dada, a company providing one-on-one online English tutoring for children. In March 2020, we entered into a definitive agreement to further invest US$10.4 million, upon the closing of which we would acquire controlling equity interests in Dada together with material deferred revenue liability.

We have also made certain material investments in other businesses that complement our existing business, including the following in recent years:

●	in January 2014, we made a minority equity investment in BabyTree Inc., an online parenting community and an online retailer of products for children, baby and maternity wear in China;
●	since April 2015, we have entered into a series of transactions to invest for minority equity interest in Changing Education Inc., which operates a customer-to-customer mobile tutoring platform in China;
●	in August 2016 and 2019, we completed two minority equity investment transactions in Shanghai Zhengda Ximalaya Technology Company Limited, an online Frequency Modulation radio platform;
●	in July 2018, we invested in minority equity interest in Jiangsu Qusu, a leading K-12 service platform for targeting teaching and learning, which we disposed of in September 2019; and
●	in December, 2018, we invested in minority equity interest in Xiamen Meiyou Information and Technology Co., Ltd, an internet company focusing on providing services to female clients; and fiscal year 2019, we completed three transactions with Hyphen, an online one-on-one teaching platform, to acquire its Series C+ convertible redeemable preferred shares.

For more information on our acquisitions and investments, see Note 3 “Business Acquisitions,” Note 10 “Long-term investments” and Note 15 “Fair Value” to the consolidated financial statements.

For information on our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

In October 2010, we completed an initial public offering of 13,800,000 ADSs. On October 20, 2010, we listed our ADSs on the New York Stock Exchange under the symbol “XRS” and changed the symbol to “TAL” effective from December 1, 2016.

In May 2014, we issued $230 million in aggregate principal amount of 2.50% convertible senior notes due 2019. The notes matured on May 15, 2019.

In January 2018, we issued certain numbers of Class A common shares to a long-term equity investment firm for a total proceeds of approximately US$500 million.

In February 2019, we issued certain numbers of Class A common shares to a long-term equity investment firm for a total proceeds of approximately US$500 million.

Our principal executive offices are located at 15/F, Danling SOHO, 6 Danling Street, Haidian District, Beijing 100080, People’s Republic of China. Our telephone number at this address is +86 (10) 5292 6692. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. As of February 29, 2020, we had branch offices in 69 cities in China and one branch office in United States. Our agent for service of process in the United States in connection with our registration statement on Form F-1 for our initial public offering in October 2010 is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

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

We deliver our tutoring services primarily through small classes (including Xueersi tutoring services, Mobby tutoring services and Firstleap tutoring services), personalized premium services and online course offerings. We are constantly working to expand and supplement our service offerings, through both internal development and strategic investments. As of February 29, 2020, our extensive educational network consisted of 871 learning centers and 767 service centers in 69 cities throughout China and one city in United States, as well as our online courses and online education platform. Our average student enrollments of normal priced long-term course per quarter increased by 55.2% from over 1.9 million in the fiscal year ended February 28, 2019 to approximately 3.0 million in the fiscal year ended February 29, 2020.

We operate www.jzb.com (formerly www.eduu.com), a leading online education platform in China. The website serves as a gateway to our other websites, including (i) those offering online courses, such as small-class training, personalized premium services, tutoring services for thinking development, and (ii) those dedicated to specific topics and offerings, such as college entrance examinations, high school entrance examinations, graduate school entrance examinations, preschool education, mathematics, English, Chinese composition, and raising infants and toddlers. We also offer select educational content through mobile applications. We are constantly working to expand our online offerings, with learning materials and services in varying stages of development. Our online platform enables us to continue to roll out and expand our online course offerings. Our online platform is protected by a combination of PRC laws and regulations that protect trademarks, copyrights, domain names, know-how and trade secrets, as well as confidentiality agreements. In addition to our online education platform, we also operate www.mmbang.com and the “Mama Bang” app, an online platform focusing on children, baby and maternity market.

Our total net revenues increased from $2,563.0 million in the fiscal year ended February 28, 2019 by 27.7% to $3,273.3 million in the fiscal year ended February 29, 2020. Net income attributable to TAL Education Group was $367.2 million in the fiscal year ended February 28, 2019, compared to net loss attributable to TAL Education Group of $110.2 million in the fiscal year ended February 29, 2020.

Our K-12 Tutoring Services

We deliver our K-12 tutoring services to our students through small-class offerings, personalized premium services and online courses.

Small-Class Offerings

We have been delivering courses in small-class offerings since the inception of our company through Xueersi small classes, which currently covers major subjects in supplement to school learnings. Xueersi small classes course consists of four semesters, namely the two school semesters in Spring and Fall and the two holiday semesters in summer and winter. Throughout the years, we have increasingly integrated online technologies into the course offerings. As of February 29, 2020, 645 of our 871 learning centers and 541 of our 767 service centers offered Xueersi small classes.

In 2011, we began offering our Mobby tutoring services. Mobby small classes typically have up to 12 to 16 children per class and is currently focused on comprehensive development based on STEM education, namely science, technology, engineering and mathematics, for young learners aged from two to fifteen.

In January 2016, we acquired 100% of equity interest in Firstleap Education, which provides all-subject small-class tutoring in English to students aged from two to fifteen. Firstleap small classes typically have up to 14 students per class. Most of the Firstleap business is carried out through Lebai Education and its subsidiaries and schools which offered Firstleap small classes. A small portion of the Firstleap business is carried out through franchisees, who are typically located in lower-tier cities and operate their own learning centers not within our network. As of February 29, 2020, 95 of our learning centers and 95 of our service centers offered Firstleap or Mobby small classes, or both.

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

Personalized Premium Services

We began to offer personalized premium services in 2007 under our “Izhikang” brand. As of February 29, 2020, our Izhikang network included 128 learning centers and 128 service centers in 18 cities.

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

Our Curricula and Course Materials

Curricula

The curricula for our K-12 tutoring services covers the core K-12 subjects. We started our business by offering tutoring classes in mathematics and then gradually rolled out courses in other subjects over years. In terms of grade levels, we initially focused on serving primary school students and over time expanded our course offerings into higher grade levels.

Our K-12 course offerings encompass all major subjects catered to students of grades ranging from kindergarten to the twelfth grade. Our offerings start off with the fundamentals such as mathematics, English and Chinese for kindergarten and primary school students. Physics, biology, and chemistry are added to our curricula as students progress through middle school, reflecting their expanded core subjects. For high school students, we offer a full spectrum of subjects in response to their expanded and elevated study needs, completing the offering with history, political science, and geography.

The history, political science and geography courses are offered mainly through personalized premium tutoring services under our “Izhikang” brand and small-class services under our “Xueersi” brand. In addition, we also offer science, programming and GO courses.

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

Our Teachers

We have a team of dedicated and highly qualified teachers with a strong passion for education, whom we believe are essential to our success. We are committed to maintaining consistent and high teaching quality across our business. This commitment is reflected in our highly selective teacher hiring process, our emphasis on continued teacher training and rigorous evaluation, competitive performance-based compensation and opportunities for career advancement. We had 17,868, 21,387 and 27,500 full-time teachers and 2,511, 4,616 and 8,245 contract teachers as of February 28/29, 2018, 2019 and 2020, respectively.

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

Our Network

As of February 29, 2020, our extensive network consisted of 871 learning centers and 767 service centers in the cities set forth in the table below. Our learning centers are physical locations where classes are conducted. Our service centers offer consultation, course selection, registration and other services, most of which are also provided by our call centers and online platform.

The following table sets forth the number of learning centers and service centers in each of the 70 cities in our physical network as of February 29, 2020.

	Number of Learning	Number of Service
City	Centers	Centers
Beijing	146	133
Nanjing	83	62
Shanghai	80	72
Shenzhen	60	55
Guangzhou	58	58
Hangzhou	55	45
Tianjin	41	32
Wuhan	32	27
Xi’an	31	22
Chongqing	30	29
Zhengzhou	25	24
Chengdu	23	21
Suzhou	23	19
Shenyang	23	22
Jinan	13	13
Changsha	13	8
Taiyuan	11	7
Hefei	11	11
Fuzhou	11	10
Qingdao	8	8
Shijiazhuang	7	7
Nanchang	5	4
Changzhou	5	4
Foshan	5	5
Wuxi	4	4
Zhenjiang	4	4
Ningbo	3	1
Luoyang	3	3
Changchun	3	3
Guiyang	3	3
Xuzhou	3	3
Nantong	3	3
Wenzhou	3	3
Xiamen	2	2
Lanzhou	2	2
Dalian	2	1
Dongguan	2	2
Yangzhou	2	2
Zibo	2	2
Langfang	1	1
Jining	1	1
Zaozhuang	1	1
Taian	1	1
Yancheng	1	1
Suqian	1	1
Taizhou	1	1
Lianyungang	1	1
Jiaxing	1	1
Taizhou	1	1
Jinhua	1	1
Quanzhou	1	1
Zhangzhou	1	1
Shaoxing	1	1
Yantai	1	1
Zhongshan	1	1
Huizhou	1	1
Huaian	1	1
Handan	1	1
Nanning	1	1
Kunming	1	1
Yinchuan	1	1
Urumqi	1	1
Haikou	1	1
Tangshan	1	1
Harbin	1	1
Huhehaote	1	1
Linyi	1	1
Weifang	1	1
Hongkong	1	1
Silicon Valley	1	1
Total	871	767

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

Marketing and Student Recruitment

We recruit students for our small-class business primarily through word-of-mouth referrals. Our reputation and brand have also greatly facilitated our student recruitment. Moreover, we engage in a range of marketing activities to enhance our brand recognition among prospective students and their parents, generate interest in our service offerings and further stimulate referrals. In the fiscal years ended February 28/29, 2018, 2019 and 2020, our selling and marketing expenses were $242.1 million, $484.0 million and $852.8 million, respectively, accounting for 14.1%, 18.9% and 26.1% of our total net revenues, respectively.

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

We believe the principal competitive factors in our business include the following:

●	brand;
●	overall student experience;
●	price-to-value;
●	type and quality of tutoring services offered; and
●	ability to effectively tailor service offerings to the needs of students, parents and educators.

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

Intellectual Property

Our brands, trademarks, service marks, copyrights, patents and other intellectual property rights distinguish and protect our course offerings and services from infringement, and contribute to our competitive advantages in the after-school tutoring service sector in China. Our intellectual property rights include the following:

●	trademark registrations for our brand and logo in China and Hong Kong;
●	domain names;
●	copyrights to substantially all of the course contents we developed in house, including all of our online courses;
●	copyright registration certificates for software programs developed by us relating to different aspects of our operations; and
●	patents granted in China relating to interactive and technology-driven teaching and learning in our classes, as well as user interface on various platforms.

Among the domain names we have registered, several are highly valued and unique online assets as the domain name incorporates the Chinese spelling of the theme of the corresponding website, and is therefore easy to remember. Our domain names include the following:

Website Domain Name	Topic
www.jzb.com	Our main webpage which mainly has links to the websites listed below
(formerly www.eduu.com)
www.xueersi.com	Online courses
www.gaokao.com	College entrance examinations
www.zhongkao.com	High school entrance examinations
www.jiajiaoban.com	Personalized premium services
www.aoshu.com	Mathematics for primary and middle schools; specialized training for competition mathematics
www.yingyu.com	English language
www.youjiao.com	Preschool and kindergarten education
www.speiyou.com	Small-class tutoring under our Xueersi brand
www.mobby.cn	Tutoring services for students aged two through fifteen under our Mobby brand
www.yuer.com	Raising infants and toddlers
www.kaoyan.com	Post-graduate degree entrance examination
www.firstleap.cn	All-subject tutoring services in English to children aged from two to fifteen years old
www.kmf.com	Preparation of English tests for study abroad purposes
www.vipx.com	Online one-on-one English tutoring services from foreign teachers
www.liuxue.com	Overseas studies services
www.mmbang.com	Communication platform related to pregnant preparations, pregnancy and raising infants and toddlers
www.xeslvl.com (formerly www.dahai.com)	Online one-on-one tutoring services for secondary schools students

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

The Amended Private Education Law further establishes a new classification system for private schools on whether they are established and operated for profit-making purposes. Key features of this system include the following:

●	sponsors of for-profit private schools are entitled to retain the profits and proceeds from the schools and the operation surplus may be allocated to the sponsors pursuant to the PRC Company Law and other relevant laws and regulations, whereas sponsors of non-profit private schools are not entitled to the distribution of profits or proceed from the non-profit schools and all operation surplus of non-profit schools shall be used for the operation of the schools, except that sponsors of private schools established before November 7, 2016 and registered as non-profit private schools, are allowed to obtain compensation or reward after the liquidation of such schools based on their investment to the schools, the reasonable returned they had obtained from the schools and the effectiveness of their operation of the school;
●	for-profit private schools are entitled to set their own tuition and other miscellaneous fees without seeking prior approval from or reporting to the relevant government authorities. whereas the collection of fees by non-profit private schools shall be regulated by the provincial, autonomous regional or municipal governments;
●	private schools (for-profit and non-profit alike) may enjoy preferential tax treatments; non-profit private schools will be entitled to the same tax benefits as public schools whereas taxation policies for for-profit private schools are still unclear as more specific provisions are yet to be introduced;
●	for construction or expansion of the school, non-profit schools may acquire the required land use rights in the form of allocation by the government as a preferential treatment, whereas for-profit private schools shall acquire the required land use rights by purchasing them from the government;
●	the remaining assets of non-profit private schools after liquidation shall continue to be used for the operation of non-profit schools, whereas the remaining assets of for-profit private schools shall be distributed to the sponsors in accordance with the PRC Company Law; and
●	governments at or above the prefecture level may support private schools (for-profit and non-profit alike) by subscribing to their services, providing student loans and scholarships, and leasing or transferring unused state assets to the schools, and the governments may further support non-profit private schools in the form of government subsidies, bonus funds and incentives for donation.

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

On December 30, 2016, the MoE, Ministry of Civil Affairs, the SAIC, the Ministry of Human Resources and Social Welfare and the State Commission Office of Public Sectors Reform jointly issued the Implementation Rules on the Classification Registration of Private Schools to reflect the new classification system for private schools as set out in the Amended Private Education Law. Generally, if a private school established before promulgation of the Amended Private Education Law chooses to register as a non-profit school, it shall amend its articles of association, continue its operation and complete the new registration process. If such private school chooses to register as a for-profit school, it shall conduct financial liquidation process, have the property rights of its assets such as lands, school buildings and net balance being authenticated by relevant government authorities, pay up relevant taxes, apply for a new Permit for Operating a Private School, re-register as for-profit schools and continue its operation. Specific provisions regarding the above registration process shall be introduced by governments at the provincial level.

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

●	an amendment to the Implementation Rules for the Law for Private Education Law;
●	local regulations relating to legal person registration of for-profit and non-profit private schools in certain areas; and
●	specific measures to be formulated and promulgated by the competent authorities responsible for the administration of private schools in the province(s) in which our schools are located, including but not limited to specific measures for registration of pre-existing private schools, specific requirements for authenticating various parties’ property rights and payment of taxes and fees of for-profit private schools, taxation policies for for-profit private schools, measures for the collection of non-profit private schools’ fees.

As of the date of this report, certain local governments, for example, Beijing, Shanghai, Guangdong Province, Jiangsu Province, Chengdu (a city of Sichuan Province) have promulgated regulations relating to the registration and administration of for-profit and non-profit after-school tutoring institutions, among which, some local governments, such as Beijing, Shanghai, Hubei, Hebei, Anhui, Yunnan and Zhejiang require the existing private schools to register either as for-profit or non-profit schools within a specific time period and certain local governments, for example, Beijing, Tianjin, Shanghai, Zhejiang Province, Hainan Province, Ningxia Province, have promulgated specific measures for registration of pre-existing private schools.

As of April 30, 2020, none of our affiliated schools enjoys any preferential tax treatments pursuant to the requirements of local governmental authorities.

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

Circular on Special Enforcement Campaign concerning After-school Tutoring Institutions to Alleviate Extracurricular Burden on Students of Primary and Secondary Schools

On February 13, 2018, the General Offices of MoE, SAIC, Ministry of Civil Affairs and Ministry of Human Resources and Social Security promulgated Circular on Special Enforcement Campaign concerning After-school Tutoring Institutions to Alleviate Extracurricular Burden on Students of Primary and Secondary Schools, or Circular 3. Among other things, the Circular 3 requires all local bureau of MoE, SAIC, Ministry of Civil Affairs and Ministry of Human Resources and Social Security to carry out a special enforcement campaign to prohibit the extracurricular private training schools and institutions from the following activities: (1) providing courses that do not follow the formal school curricula, and providing trainings to strengthen testing abilities for students; (2) organizing after-school examinations and competitions for primary and secondary school students; and (3) any activities linking students’ performance in extracurricular private training schools with admission of primary and secondary school. In addition, Circular 3 prohibits teachers in primary and secondary schools from engaging in part-time jobs to provide tutoring services in after-school tutoring institutions.

Opinions on Regulating Development of After-school Tutoring Institutions

On August 22, 2018, the General Office of the State Council issued the State Council Opinions 80 which provided various guidance on regulating after-school tutoring market for primary and secondary school students, including, among others, the operation standards that after-school tutoring institutions should follow, the requirements and approvals necessary for opening new after-school tutoring institutions, the guidance for daily operation of after-school tutoring institutions, and the regulatory supervision scheme for after-school tutoring institutions.

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

The Central Committee of the Communist Party and the State Council jointly issued the Opinions on the Further Reform of Education and Teaching and Comprehensive Improvement on the Compulsory Education Quality, or the Opinions, which became effective on June 23, 2019. The Opinions stipulates, among other things, that (i) the State Administration for Market Regulation of the PRC and its local counterparts shall be responsible for the registrations and filings of all the after-school tutoring institutions and shall supervise and govern their operational behaviors, such as advertising, fee collecting, antitrust competitions and etc., and (ii) the integrated application of information technology and education shall be promoted, the "education plus internet" operation model shall be encouraged but in the meanwhile, the approval and supervision system for digital educational resource applied by schools shall be established.

On May 6, 2020, the General Office of the MoE promulgated the Notice on the Negative List of Advanced Trainings that Do Not following the Formal School Curricula of Six Compulsory Education Subjects (for Trial Implementation), which, in accordance with the State Council Opinions 80, prohibits after-school tutoring institutions from providing advanced trainings that do not follow the formal school curricula to the students in primary school and secondary school, and sets forth the typical activities that shall be regarded as advanced training in the subjects of Chinese, mathematics, English, physics, chemistry and biology.

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

On February 3, 2016, the State Council promulgated the Decision on Cancelling the Second Batch of 152 Items Subject to Administrative Examination and Approval by Local Governments Designated by the Central Government, explicitly withdrew the approval requirements for operating educational websites and online education schools as provided by the Administrative Regulations on Educational Websites and Online Education Schools, and reiterated the principle that administrative approval requirements may only be imposed in accordance with the PRC Administrative Licensing Law.

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

On September 19, 2019, the MoE, jointly with certain other PRC government authorities, issued the Guidance Opinions on Promoting the Healthy Development of Online Education, which provides, among others, that (i) social forces are encouraged to establish online education institutions, develop online education resources, and provide high quality education services; and (ii) an online education negative list shall be promulgated and industries not included in the negative list are open for all types of entities to enter into.

The MoE, jointly with certain other PRC government authorities, promulgated the Implementation Opinions on Regulating Online After-School Tutoring, or the Online After-School Tutoring Opinions, effective on July 12, 2019. The Online After-School Tutoring Opinions are intended to regulate academic after-school tutoring involving internet technology provided to students in primary and secondary schools. Among other things, the Online After-School Tutoring Opinions requires that online after-school training institutions shall file with the competent provincial education regulatory authorities before October 31, 2019 and that such education regulatory authorities shall, jointly with other provincial government authorities, review such filings and the qualification of the online after-school training institutions submitting such filings.

With respect to the filing requirements, the Online After-School Tutoring Opinions provides, among others:

(i) an online after-school tutoring institution shall file with the competent provincial education regulatory authorities at the place of its domicile after it has obtained the ICP license and the certificate and the grade evaluation report for the graded protection of cyber security, and furthermore, shall file before October 31, 2019 if it has already conducted online after-school tutoring; (ii) the online after-school tutoring institutions shall file, among others, (x) the materials related to the institution itself, including the information on their respective ICP license and other relevant licenses and the materials related to certain management systems regarding the protection of personal information and cyber security, (y) the materials related to the training content, and (z) the materials related to the training personnel; and (iii) the competent provincial education regulatory authorities shall promulgate local implementing rules about the filing requirements, focusing on the training institutions, training content and training personnel.

The Online After-school Tutoring Opinions further provides that the competent provincial education regulatory authorities shall, jointly with other provincial government authorities, review such filings and the qualification of the online after-school tutoring institutions submitting such filings before the end of December 2019, focusing on the following matters: (i) the training content shall not include online games or other content or links irrelevant with the training, and shall not be beyond the relevant national school syllabus. No illegal publications may be published, printed, reproduced or distributed, and no infringement or piracy activities may be conducted during the training. And the training content and data shall be stored for more than one year, among which, the live streaming teaching videos shall be stored for more than 6 months; (ii) each course shall not last longer than 40 minutes and shall be taken at intervals of not less than 10 minutes, and the training time shall not conflict with the teaching time of primary and secondary schools. Each live-streaming course provided to students receiving compulsory education shall not end later than 9:00 p.m. and shall not leave homework for primary school students in Grade 1 and Grade 2. The online after-school tutoring platforms shall have eye protection and parental supervision functions; (iii) the online after-school tutoring institutions shall not hire any teacher who is currently working at primary or secondary schools. Training personnel of academic subjects are required to obtain necessary teacher qualification licenses. The online after-school tutoring institutions' training platforms and course interfaces shall publicize the names, photos and teacher qualification licenses of training personnel, and the learning, working and teaching experiences of foreign training personnel; (iv) with the consent of students and their respective parents, online after-school tutoring institutions shall verify the identification information of each student, and shall not illegally sell or provide such information to third parties. User behavior log must be kept for more than one year; (v) the charge items and standard and refund policy shall be specifically publicized on the training platforms. The prepaid fees can only be used for education and training purpose, and shall not be used for other investment activities; where fees are charged based on the number of classes, fees are not allowed to be collected in a lump sum for more than 60 classes, and where fees are charged based on the length of the course, the fees shall not be collected for a course length of more than three months; and (vi) the online after-school tutoring institutions found to have problems after reviewing by the competent provincial education regulatory authorities shall complete the rectification before the end of June 2020, and will be subject to fines, regulatory order to suspend operations or other regulatory and disciplinary sanctions if they fail to complete the rectification in time.

As of the date of this annual report, certain local governments, including but not limited to Beijing, Zhejiang Province, Guangdong Province, Sichuan Province, Jiangsu Province, Tianjin, has issued the implementation rules with respect to the filing requirements in relation to the Online After-School Tutoring Opinions.

Regulations on Educational Applications (Apps)

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

Moreover, the MoE, jointly with certain other PRC government authorities, issued the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps on August 10, 2019, or the Opinions on Educational Apps, which requires, among others, mobile Apps that provide services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios (the "Educational Apps"), be filed with competent provincial regulatory authorities for education before the end of 2019. The Opinions on Educational Apps also requires, among others, that: (i) before filing, the Educational App's provider obtain the ICP license or complete the ICP license filing and obtain the certificate and the grade evaluation report for graded protection of cybersecurity; (ii) Educational Apps whose main users are under the age of 18 limit the use time, specify the range of suitable ages, and strictly monitor their content; (iii) before an Educational App is introduced as a mandatory app to students, such Educational App be approved by the applicable school through its collective decision-making process and be filed with the competent education authority; and (iv) Educational Apps adopted by education authorities and schools as their uniformly used teaching or management tools not charge the students or parents any fee, and not offer any commercial advertisements or games. On November 11, 2019, the General Office of MoE promulgate the Administrative Measures for the Filing of Educational Apps, which further provided the detailed implementation rules with respect to such filing requirements under the Opinions on Educational Apps.

Regulations on Publishing and Distribution of Publications

The Administrative Regulations on Publication, promulgated by the State Council and most recently amended in February 6, 2016, apply to publication activities, i.e., the publishing, printing, copying, importation or distribution of publications, including books, newspapers, periodicals, audio and video products and electronic publications, each of which requires approval from the relevant publication administrative authorities. According to the Administrative Regulations on Publication, any entity engaging in the activities of publishing, printing, copying, importation or distribution of publications, shall obtain relevant permits of publishing, printing, copying, importation or distribution of publications. In addition, according to the effective Negative List, foreign investors are prohibited from engaging in the publishing business. Therefore, our subsidiaries and Consolidated Affiliated Entities are not permitted to engage in publishing business under these regulations. We have been cooperating with qualified PRC publishing companies to publish our self-developed books, to comply with the Administrative Regulations on Publication.

According to The General Administration of Press and Publication issued new Administrative Regulations on Publications Market, effective June 1, 2016, any organization or individual engaged in wholesale or retail distribution of publications shall obtain a Permit for Operating Publications Business. Distribution of publications in China is regulated on different administrative levels. An entity engaged in wholesaling of publications shall obtain such permit from the provincial office of the General Administration of Press and Publication. An entity engaged in retail distribution of publications shall obtain such permit from the local office of the Administration of Press and Publication. According to the new regulation, foreign-invested enterprises are allowed to engage in the business of distribution of publications. Foreign investors who intends to establish an enterprise engaging in the business of distribution of publications and foreign-invested enterprise which intends to engage in the business of distribution of publications shall firstly obtain the approval from local office of the MOFCOM. If and upon approval, the MOFCOM will issue the Approval Certificate for Foreign-Invested Enterprises, on which the business scope of distribution of publications is specified along with the word “subject to the permission in this industry.” Afterwards, the foreign-invested enterprise shall file with its business scope of distribution of publications local office of the SAIC and shall obtain the Permit for Operating Publications Business from relevant offices of the General Administration of Press and Publication before engaging in the business of distribution of publications.

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

As a subsector of the value-added telecommunications business, business of online data transaction processing refers to the business to provide online data processing and transaction processing services through public communication network or internet for users through various data/transaction application platform connected to the public communication network or internet, including transaction processing services, electronic data exchange services and network/electronic equipment data processing services. Under the PRC Telecommunications Regulations, any entity engages in the business of transaction processing services as an online marketplace platform is required to obtain a license from the MIIT or its provincial authorities in providing transaction processing services.

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

In addition to the Telecommunications Regulations and the other regulations discussed above, the provision of commercial internet information services on mobile internet applications is regulated by the Administrative Provisions on Mobile Internet Applications Information Services, which was promulgated by Cyberspace Administration of China, or the CAC. The providers of mobile internet applications are subject to requirements under these provisions, including acquiring the qualifications and complying with other requirements provided by laws and regulations and being responsible for information security.

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

The SARFT and the MII issued the Internet Audio-Video Program Measures, revised August 2015. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide internet audio-video program services without a License for Disseminating Audio-Video Programs through Information Network issued by the SARFT or SAPPRFT (as applicable) or the relevant local branches or completing the relevant registration with the SARFT or SAPPRFT (as applicable) or the relevant local branches and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transmission to the public through the internet, of audio-video programs, and the provision of audio-video program uploading and transmission services. There are significant uncertainties relating to the interpretation and implementation of the Internet Audio-Video Program Measures, in particular, the scope of “Internet Audio-Video Programs.” However, the SARFT promulgated Audio-Visual Program Categories in 2010, which is updated on March 10, 2017, clarifying the scope of Internet Audio-Video Programs. According to the Audio-Visual Program Categories, there are four categories of internet audio-visual program service which in turn are divided into seventeen sub-categories. The third sub-category of the second category covers the making and broadcasting of certain specialized audio-visual programs concerning art, culture, technology, entertainment, finance, sports, and education.

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

In the fiscal year ended February 29, 2020, 18.9% of our total net revenues were derived from audio-video program services offered through www.xueersi.com and that may be subject to the Audio-Video Program Measures. See “Item 3. Key Information—D. Risk Factors—We face risks and uncertainties with respect to the licensing requirement for internet audio-video programs.”

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

Regulations on Commercial Franchises

The State Council promulgated the Regulation on the Administration of Commercial Franchises, which, among other things, provides that: (i) “commercial franchise,” or franchise, refers to such business operations by which an enterprise owning a registered trademark, enterprise mark, patent, know-how or any other business resource, or Franchiser, confers the said business resource to any other business operator, or Franchisee, by contract, and the Franchisee undertakes business operations under the uniform business model as provided in the contract, and pay franchising fees to the Franchiser; (ii) a Franchiser that engages in franchise activities shall possess a mature business model and the ability to provide long-term business guidance, technical support, business training and other services to the Franchisee; (iii) a Franchiser that engages in franchise activities shall have at least two direct sales stores, and have undertaken the business for more than a year; and (iv) a Franchiser shall, within 15 days after having concluded a franchise contract for the first time, file to the commercial administrative department where if a Franchiser engages in any franchised operations within the scope of a province, autonomous region, or municipality directly under the central government, it shall file with the commercial administrative department of the province, autonomous region or municipality directly under the central government and if a franchiser engages in any franchised operations within the scope of two or more provinces, autonomous regions, or municipalities directly under the central government it shall file with the commercial administrative department of the State Council. According to the Administrative Measures for Archival Filing of Commercial Franchises issued by the MOFCOM, the filling shall be conducted on the commercial franchise information management system established by the MOFCOM. In addition, the Regulation on the Administration of Commercial Franchises provides that the Franchiser and the Franchisee shall conclude a franchise contract in writing, and the term of such franchise contract shall not less than 3 years except the Franchisee otherwise agrees.

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

On May 28, 2020 the National People's Congress promulgated the Civil Code, which will take effect on January 1, 2021. Under the Civil Code, if an offender intentionally infringes upon the intellectual property rights of others and the circumstance is severe, the infringed party shall have the right to request for the corresponding punitive compensation.

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

Trademark. The PRC Trademark Law, most recent revision effective November 1, 2019, protects the proprietary rights to registered trademarks. The Trademark Office under the SAIC handles trademark registrations and may grant a term of ten years for registered trademarks, which may be extended for another ten years upon request. Trademark license agreements must be filed with the Trademark Office for record. In addition, if a registered trademark is recognized as a well-known trademark, the protection of the proprietary right of the trademark holder may reach beyond the specific sector of the relevant products or services. The transfer of registered trademarks shall be registered with the Trademark Office. An application for registration of a malicious trademark not for use shall be rejected and  those who apply for trademark registration maliciously shall be given administrative penalties of warning or fines according to the circumstances; those who file trademark lawsuits maliciously shall be punished by the people’s court according to applicable laws.

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

The PRC Foreign Investment Law

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The existing foreign-invested enterprises established prior to the effective of the Foreign Investment Law may keep their corporate forms within five years. The implementing rules of the Foreign Investment Law will be stipulated separately by State Council. Pursuant to the Foreign Investment Law, “foreign investors” means natural person, enterprise, or other organization of a foreign country, “foreign-invested enterprises” (FIEs) means any enterprise established under PRC law that is wholly or partially invested by foreign investors and “foreign investment” means any foreign investor’s direct or indirect investment in mainland China, including: (i) establishing FIEs in mainland China either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares, other similar interests in Chinese domestic enterprises; (iii) investing in new projects in mainland China either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations, or State Council provisions.

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

On December 26, 2019, the State Council published the Implementation Rules of Foreign Investment Law, which came into effect on January 1, 2020. The Implementation Rules of Foreign Investment Law restates certain principles of the Foreign Investment Law and further provides, among others, (i) an FIE's investment within the territory of PRC is also subject to the Foreign Investment Law and the Implementation Rules of Foreign Investment Law; (ii) an FIE may, within five years following January 1, 2020, choose to amend its legal form or the corporate governance and complete amendment registration, or to keep its original legal form or the corporate governance; (iii) the provisions regarding the transfer of equity interests, distribution of profits and remaining assets as stipulated in the contracts among the joint venture parties of an existing FIE may survive the Foreign Investment Law after such FIE amends its legal form or the corporate governance in accordance with relevant applicable laws.

On December 26, 2019, the Supreme People's Court of the PRC promulgated the Interpretation of the Supreme People's Court on Several Issues Concerning the Application of the Foreign Investment Law of the PRC, effective as of January 1, 2020, pursuant to which "investment contracts" shall mean the relevant agreements formed as a result of direct or indirect investments in the PRC by foreign investors, i.e. foreign natural persons, foreign enterprises or other foreign organizations, including contracts for establishment of foreign investment enterprises, share transfer contracts, equity transfer contracts, contracts for transfer of property or other similar interests, contracts for newly-built projects, etc. Where a party concerned claims that an investment contract is invalid for investing in prohibited industries as stipulated in the Negative List for foreign investment access or due to violation of specified administrative measures in restricted industries, the People's Court shall support such claim.

Regulation Related to Foreign Investment Restrictions

According to the list of special management measures for the market entry of foreign investment, or the Negative List promulgated by MOFCOM and NDRC and took effect on July 30, 2019, foreign investors shall comply with such restrictive requirements when engaging in the restricted activities listed in the Negative List. In addition, according to the Negative List, foreign investors shall not engage in the prohibited activities listed in the Negative List. Under the Negative List, the provision of pre-school, ordinary senior high school and higher education services in the PRC is restricted for foreign investors. Foreign investments in such education institutions are only allowed in the form of PRC-foreign cooperative school in which the PRC party shall play a dominant role. It suggests that the principal or the chief executive officer of an education institutions shall be a PRC national and the representatives of the PRC party shall account for no less than half of the total number of members of the board of directors, the executive council or the joint administration committee of a PRC-foreign cooperative school. The Negative List further provides that foreign investors are prohibited from providing compulsory education services.

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

Regulations on Cross-border Fund Pool of Multinational Corporations

In September 2015, PBOC promulgated the Notice to Further Facilitate Multinational Corporation Groups to Carry Out Round-way Cross-border RMB Fund Pool Business, or PBOC Circular 279. According to PBOC Circular 279, the term “Multinational Corporation Group” refers to the enterprise consortium consisting of the entities with equity relationship, including a parent company and its subsidiaries, or Parent Company’s Subsidiaries, more than 51% equity interest of which is held by such parent company, the whollyowned subsidiaries of Parent Company’s Subsidiaries, the subsidiaries more than 20% equity interest of which is held by one or more Parent Company’s Subsidiaries, and the subsidiaries less than 20% equity interest of which is held by one or more Parent Company’s Subsidiaries but the first majority shareholder is the Parent Company’s Subsidiary. Multinational Enterprise Group can arrange the surplus and deficiency of cross-border RMB funds of domestic and foreign members of the Multinational Corporation Group and centralize the cross-border RMB funds between domestic and foreign members based on the needs of its operation and management subject to the requirements of PBOC Circular 279, or Round-way Cross-border RMB Fund Pool Business. The domestic enterprise which carries out the Round-way Cross-border RMB Fund Pool Business shall open an RMB special deposit account for Round-way Cross-border RMB Fund Pool Business. Pengxin TAL, together with our company, five of our wholly owned subsidiaries and one VIE as a Multinational Enterprise Group, started the Round-way Cross-border RMB Fund Pool Business and open a special deposit account for Round-way Cross-border RMB Fund Pool Business in China Construction Bank Shanghai Pudong Branch.

Regulations on Foreign Currency Exchange

Pursuant to applicable PRC regulations on foreign currency exchange, the Renminbi is freely convertible to foreign currencies for current account items only, such as trade-related receipts and payments, interest and dividends. Conversion of Renminbi to foreign exchange for capital account items, such as direct equity investments, loans and repatriation of investments, are subject to the prior approval of SAFE or its local branches or prior registration with banks. Domestic companies or individuals can repatriate payments received from abroad in foreign currencies or deposit those payments abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks. Foreign exchange on the current account and capital account of foreign-invested enterprises can be either retained or sold to financial institutions that have foreign exchange settlement or sales business based on the need of the enterprise without prior approval from SAFE, subject to certain restrictions.

In utilizing the proceeds we received from our initial public offering and other financing activities as an offshore holding company with PRC subsidiaries, we may (i) make additional capital contributions to our PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries or our Consolidated Affiliated Entities, or (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

●	capital contributions to our subsidiaries in China, whether existing ones or newly established ones, provided that the PRC subsidiaries completes the relevant filing and reporting procedures and register with the local bank authorized by SAFE;
●	loans by us to our subsidiaries in China, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with the local branches of SAFE; and
●	loans by us to our Consolidated Affiliated Entities, which are domestic PRC entities, must be registered with the National Development and Reform Commission and must also be registered with SAFE or its local branches.

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

Under Circular 16, only FIEs with registered business scope include investment activities are allowed to make domestic equity investment with their capital funds. In October 23, 2019, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or Circular 28, which cancels such restriction. According to Circular 28, FIEs are allowed to make domestic equity investment with their capital funds subject to Negative List even though investment activities are not included in their registered business scope, with the condition that the projects invested thereby in China are true and compliant.

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

Laws of Protection of Personal Information of Citizen

The PRC Constitution states that the PRC laws protect the freedom and privacy of communications of citizens and prohibit infringement of such rights. PRC government authorities have enacted laws and regulations on internet information security and protection of personal information from any abuse or unauthorized disclosure. Under PRC laws and regulations, "Personal information" is defined as all kinds of information that recorded by electronic or other means that can identify a specific natural person independently or in combination with other information, such as his/her birth date, ID card number, biometric information, address, telephone number, E-mail address, health information, whereabouts information.

According to the Civil Code, which will take effect on January 1, 2021, a natural person shall have the right of privacy and the personal information of a natural person shall be protected in accordance with law. Information processors shall not divulge or tamper with the personal information collected or stored by them and shall not illegally provide any natural person's personal information to others without the consent of such natural person.

The Decisions on Maintaining Internet Security, which was enacted by the Standing Committee of the National People's Congress, may subject violators to criminal punishment in the PRC for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights.

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

Pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People's Congress, and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An internet information service provider must also keep information collected strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. Any violation of the above decision or order may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.

On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the State Administration for Market Regulation jointly promulgated Notice on Promulgation of the Method for Identifying the Illegal Collection and Use of Personal Information by Apps, in order to provide reference for the identification of illegal collection and use of personal information by Apps and in the implementation of the Cybersecurity Law and other relevant laws and regulations. This Notice provide the detailed methods to identifying of illegal behaviors in collecting and using personal information by Apps, such as the behavior of "non-disclosure of collection and use rules," "failing to expressly state the purpose, method and scope of collecting and using personal information," "collecting or using personal information without the consent of users," "collecting personal information unrelated to the services they provide in violation of the principle of necessity," "providing others with personal information without the consent," "failure to provide the function of deleting or correcting personal information in accordance with the law" and "failure to disclose the information on complaints and whistleblowing reports."

On August 22, 2019, CAC promulgated the Provisions on the Cyber Protection of Children's Personal Information, which became effective on October 1, 2019. According to such Provisions, among other things, (i) "children" in these Provisions refers to minors under the age of 14; any network operator collecting, storing, using, transferring or disclosing children's personal information shall follow the principles of properness and necessity, informed consent, explicit purpose, security assurance and lawful use; (ii) network operators shall establish special rules and user agreements for the protection of children's personal information, and designate persons to take charge of the protection of children's personal information; (iii) to collect, use, transfer or disclose a child's personal information, any network operator shall inform the child's guardians in a noticeable and clear manner, and shall obtain the consent of the child's guardians; network operators shall, upon seeking consent, provide the option of rejecting option for the child's guardians; (iv) network operators shall not collect children's personal information unrelated to the services they provide, nor shall they collect children's personal information in violation of the provisions of laws and administrative regulations and the agreements reached by both parties, and if it is really necessary to use such information beyond the agreed purposes and scope due to business needs, consent shall be obtained from the child's guardians again; (vi) where a network operator entrusts a third party with the processing of children's personal information, it shall conduct security assessment of the entrusted party and the acts of entrustment, sign an entrustment agreement, specifying responsibilities of both parties, matters to be handled, handling period, nature and purpose of the handling; the entrustment shall not exceed the scope of authorization, and where network operators intend to transfer children's personal information to a third party, they shall carry out security assessment by themselves or entrust a third-party institution to do so.

Cybersecurity Law

According to the Cybersecurity Law promulgated in November 7, 2016 and effective on June 1, 2017, in construction or operation of networks or supply of services through networks, technical measures and other necessary measures must be implemented in accordance with laws and regulations as well as the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of the networks, effectively respond to cybersecurity incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. Cybersecurity Law provides that, among other things, the network operators must perform the following obligations:

●	protect networks from disturbance, damage or unauthorized access and prevent network data from being divulged, stolen or tampered with in accordance with the requirements of security graded protection system;
●	comply with the compulsory requirements of relevant national standards and take remedial measures to promptly notify users in accordance with relevant provisions and report the same to relevant competent authorities in a timely manner if they find that their network products or services have security defects, loopholes or other risks;
●	provide security maintenance for their products and services on a continuous basis;

●	comply with relevant laws and administrative regulations on protection of personal information;
●	require users to provide authentic identity information when they enter into agreements with the users or when they confirm the supply of services where the network operators handle the network access or domain name registration services, the access formalities for fixed-line telephone or mobile phone for users, or provide users with the services of information release or instant messaging;
●	formulate emergency response plans for network security incidents and dispose of system loopholes, computer virus, network attack, network intrusion and any other security risks in a timely manner and initiate the emergency response plans, take appropriate remedial measures, and report the same to relevant competent authorities in accordance with relevant provisions in the event of any incidents endangering network security;
●	strengthen the management of the information published by their users; if they find any information that is prohibited from publication or transmission by laws or administrative regulations, they must immediately stop the transmission of such information, take disposal measures such as removal to prevent the spread of such information, keep relevant records, and report the same to relevant competent authorities; and
●	set up complaint and reporting platform for network information security, make public the complaint or reporting methods and other relevant information, accept and handle the complaints and reports on network information security in a timely manner, and cooperate with supervision and inspections conducted by internet information department and other relevant departments in accordance with the applicable laws and regulations.

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

According to Circular 11, the non-sensitive outbound investment projects directly carried out by an enterprise within the PRC, including directly making asset or equity investment, or providing financing or guarantee, shall complete record-filing with the competent authority prior to the implementation of the Project. Where an investor within the PRC carries out a large-amount non-sensitive outbound investment project with the investment amount over RMB0.3 billion via overseas enterprises under its control, such investor shall submit an information reporting form for large-amount non-sensitive projects with the investment amount over RMB0.3 billion via the Network System prior to the implementation of the said Project to inform the NDRC of relevant information.

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

C. Organizational Structure

The following diagram sets out details of our significant subsidiaries and Consolidated Affiliated Entities as of February 29, 2020:

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
Beijing Lebai Education Consulting Co., Ltd. ("Lebai Education")
Beijing Xueersi Education Technology Co., Ltd. ("Xueersi Education")
Beijing Xueersi Network Technology Co., Ltd. ("Xueersi Network")
Xinxin Xiangrong Education Technology (Beijing) Co., Ltd. ("Xinxin Xiangrong")
100%
Sponsorship interest
25 schools
100% or Majority
Subsidiaries
Sponsorship interest
100%
21 schools
100% or Majority
Subsidiaries
Sponsorship interest
(4)
53 schools
100% or Majority
Subsidiaries
7 schools
Sponsorship interest
100%
Subsidiaries
100% or Majority
Sponsorship interest
100%
70 schools
100% or Majority
Subsidiaries
Equity interest
Contractual arrangement

(1)	Mr. Bangxin Zhang is director and chief executive officer who owned 28.4% of the common shares and 70.8% of the voting power of TAL Education Group as of June 8, 2020.
(2)	Mr. Yachao Liu is our chief operating officer who owned 4.5% of the common shares and 10.3% of the voting power of TAL Education Group as of June 8, 2020.
(3)	Mr. Yunfeng Bai is chairman of the Company’s board of directors and president who owned 1.0% of the common shares and 2.5% of voting power of TAL Education Group as of June 8, 2020.
(4)	Eleven schools’ majority ownership are directly or indirectly held by Xueersi Education, and the remaining minority ownership are directly or indirectly held by Xueersi Network. For the other schools, Xueersi Education held either 100% or majority ownership for which the remaining minority ownership were held by third parties.

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

TAL Beijing, Xinxin Xiangrong and the shareholders of Xinxin Xiangrong have entered into an equity pledge agreement on August 4, 2015, and Lebai Information, Lebai Education and the sole shareholder of Lebai Education have entered into an equity pledge agreement on October 26, 2015, the terms of which are substantially the same as the agreement summarized above. These agreements are effective on the date of execution and terminate when all the secured rights under the relevant agreements, as the case may be, are completely fulfilled or terminated in accordance thereof. The above pledges of the equity interests in Xueersi Network, Lebai Education, Xueersi Education and Xinxin Xiangrong have been registered with the relevant local branch of the SAIC.

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

In the opinion of Tian Yuan Law Firm, our PRC counsel:

●	the ownership structures of our Consolidated Affiliated Entities and wholly owned subsidiaries in China are in compliance with existing PRC laws and regulations; and
●	the VIE Contractual Arrangements are valid, binding and enforceable under, and will not result in any violation of, PRC laws or regulations currently in effect.

We have been advised by our PRC counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to the above opinion of our PRC counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our PRC education business do not comply with PRC government restrictions on foreign investment in the education business, we could be subject to severe penalties, which could include the PRC government:

●	revoking our business and operating licenses;
●	requiring us to discontinue or restrict our operations;
●	limit our business expansion in China by way of entering into contractual arrangements;
●	restricting our right to collect revenues;
●	blocking our websites;
●	requiring us to restructure our operations in such a way as to compel us to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;
●	imposing additional conditions or requirements with which we may not be able to comply; or
●	taking other regulatory or enforcement actions against us that could be harmful to our business.

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

In addition to the VIE Contractual Arrangements, we have entered into a deed of undertaking on June 24, 2013 and a side letter dated July 29, 2013 with Mr. Bangxin Zhang, our director and Chief Executive Officer, or the Deed collectively. Pursuant to the Deed, Mr. Zhang has irrevocably covenanted and undertaken to us that:

●	as long as Mr. Bangxin Zhang owns shares in our company, whether legally or beneficially, and directly or indirectly (including shares held through Mr. Bangxin Zhang’s personal holding company Bright Unison Limited or any other company, trust, nominee or agent, if any), representing more than 50% of the aggregate voting power of the then total issued and outstanding shares of our company, Mr. Bangxin Zhang will not, directly or indirectly, (i) requisition or call any meeting of our shareholders for the purpose of removing or replacing any of our existing directors or appointing any new director, or (ii) propose any resolution at any of our shareholders meetings to remove or replace any of our existing directors or appoint any new director;
●	should any meeting of our shareholders be called by the board of directors or requisitioned or called by our shareholders for the purpose of removing or replacing any of the directors or appointing any new director, or if any resolution is proposed at any of our shareholder meetings to remove or replace any of the directors or appoint any new director, the maximum number of votes which Mr. Bangxin Zhang will be permitted to exercise shall be equal to the total aggregate number of votes of the then total issued and outstanding shares of our company held by all members of our company, other than shares which are owned, whether legally or beneficially, and directly or indirectly by Mr. Bangxin Zhang, less one vote; and
●	Mr. Bangxin Zhang will not cast any votes he has as a director or shareholder (if applicable) on any resolutions or matters concerning enforcing, amending or otherwise relating to the Deed being considered or voted upon by our board of directors or our shareholders, as the case may be.

In the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands legal counsel, the deed of undertaking constitutes the legal, valid and binding obligations of Mr. Bangxin Zhang, which cannot be unilaterally revoked by Mr. Bangxin Zhang, and is enforceable in accordance with its terms under existing Cayman Islands laws.

D.        Property, Plants and Equipment

Facilities

Our headquarters are located in Beijing, China. As of February 29, 2020, we leased approximately 501,520 square meters in Beijing, consisting of approximately 251,255 square meters of learning center and service center space and approximately 250,265 square meters of office space. As of February 29, 2020, we owned approximately 7,582 square meters of office space in Beijing.

In addition to our learning center and service center space and office space leased in Beijing, as of February 29, 2020, we leased an aggregate of approximately 1,442,400 square meters of learning center and service center space and an aggregate of approximately 78,800 square meters of office space in 69 other cities throughout China and in other countries.

On March 19, 2019, we acquired land use rights of a parcel in Zhenjiang, Jiangsu for the construction of office building, at total cost of approximately RMB92 million for approximately 83,025 square meters. In December 2019, we entered into a contract at total cost of approximately RMB1,424 million for the development of office space in Zhenjiang, Jiangsu, covering approximately 222,730 square meters of construction area. As of February 29, 2020, RMB17 million had been paid. We expect to complete the construction in May 2022. We intend to fund the construction through cash on hand and bank financing. On December 19, 2019, we entered into a loan facilities agreement with a group of lenders pursuant to which we can draw down up to RMB1,800 million, provided that the proceeds be used in the construction of the building in Zhenjiang. As of February 29, 2020, we had not withdrawn any amount under the facilities.

On July 8, 2019, we acquired land use rights of a parcel in Beijing for the development of office space, at a total cost of approximately RMB1,360 million for approximately 28,600 square meters. In December 2019, we entered into a contract at total cost of approximately RMB920 million for the development of office space in Changping District, Beijing, as supplemented from time to time, covering approximately 127,670 square meters of construction area. As of February 29, 2020, RMB20 million had been paid. We expect to complete the construction in March 2022. We intend to fund the foregoing construction through cash on hand and/or bank financing.

For more information concerning the usage of our learning centers and service centers, see “Item 4. Information on the Company-B. Business Overview-Our Network.”

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

A.        Operating Results

Overview

Our extensive network of learning centers and service centers has increased from 676 and 499, respectively, in the fiscal year ended February 28, 2019, to 871 and 767, respectively, in the fiscal year ended February 29, 2020. Our average student enrollments of normal priced long-term course per quarter increased by 55.2% from over 1.9 million in the fiscal year ended February 28, 2019 to approximately 3.0 million in the fiscal year ended February 29, 2020.

We have experienced significant growth in our business in recent years. Our total net revenues increased from $2,563.0 million in the fiscal year ended February 28, 2019 by 27.7% to $3,273.3 million in the fiscal year ended February 29, 2020. Net income attributable to TAL Education Group was $367.2 million in the fiscal year ended February 28, 2019, compared to net loss attributable to TAL Education Group of $110.2 million in the fiscal year ended February 29, 2020.

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

In recent years, we have opened new learning centers to further penetrate our existing markets and enter new markets. The number of our learning centers grew from 676 in 56 cities as of February 28, 2019, to 871 in 70 cities as of February 29, 2020. We plan to open additional learning centers in these existing cities and explore opportunities to open learning centers in other targeted geographic markets in China in order to continue to attract new student enrollments.

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

Costs and Expenses

Our ability to maintain and increase profitability also depends on our ability to effectively control our costs and expenses. A significant component of our cost of revenues is compensation to our teachers. We offer competitive remunerations to our teachers in order to attract and retain top teaching talent. Fees and performance-linked bonuses to our teachers accounted for approximately 23.4%, 21.6% and 21.4% of our net revenues for the fiscal years ended February 28/29, 2018, 2019 and 2020, respectively. Another important component of our cost of revenues is rental expenses for our learning and service centers, which accounted for approximately 13.7%, 10.7% and 9.7% of our net revenues for the fiscal years ended February 28/29, 2018, 2019 and 2020, respectively. For the fiscal years ended February 28/29, 2018, 2019 and 2020, we incurred share-based compensation expenses representing approximately 2.7%, 3.0% and 3.6%, respectively, of our net revenues, and we expect to continue to incur share-based compensation expenses in the future.

Impact of COVID-19

Since the beginning of 2020, outbreaks of COVID-19 have resulted in the temporary closure of many business facilities across China. Normal economic life throughout China was sharply curtailed. The COVID-19 pandemic has affected many aspects of our business, such as offline businesses, expansion plans, and financial condition and results of operations. Our learning centers across the nation underwent temporary yet prolonged closure. However, we believe that the decrease in revenues from offline learnings centers will be partially offset by the increase in online revenues. Due to the impact of the outbreak of COVID-19, our results of operations for the fourth quarter of fiscal year 2020 were weaker than expected. We may also experience impairment loss on long-term investments, intangible assets and goodwill or other long-lived assets as a result of the outbreak. The duration of the pandemic, disruption to our business and related financial impact cannot be reasonably estimated at this time. See “Risk Factors- Our business has been and is likely to continue to be materially adversely affected by the outbreak of COVID-19.”

Key Components of Results of Operations

Net Revenues

In the fiscal years ended February 28/29, 2018, 2019 and 2020, we generated total net revenues of $1,715.0 million, $2,563.0 million and $3,273.3 million, respectively. We derive substantially all of our revenues from tutoring services, including small-class offerings, personalized premium services and online course offerings. Revenues generated from our online course offerings through www.xueersi.com contributed 7.0%, 13.3% and 18.9% of our total net revenues in the fiscal years ended February 28/29, 2018, 2019 and 2020, respectively.

We generally collect course fees in advance, which we initially record as deferred revenues. We had deferred revenues in the amounts of $842.3 million, $436.1 million and $781.0 million, as of February 28/29, 2018, 2019 and 2020, respectively.

Cost of Revenues and Operating Expenses

The following table sets forth, for the periods indicated, our cost of revenues and operating expenses, in absolute amounts and as percentages of the total net revenues:

	For the Years Ended February 28/29,
	2018		2019		2020
	$	%	$	%	$	%

	(in thousands of $, except percentages)
Net revenues	$1,715,016	100.0	$2,562,984	100.0	$3,273,308	100.0
Total cost of revenues(1)	(882,316)	(51.4)	(1,164,454)	(45.4)	(1,468,569)	(44.9)
Operating expenses:
Selling and marketing(2)	(242,102)	(14.1)	(484,000)	(18.9)	(852,808)	(26.1)
General and administrative(3)	(386,287)	(22.5)	(579,672)	(22.6)	(794,957)	(24.3)
Impairment loss on intangible assets and goodwill	(358)	(0.0)	—	—	(28,998)	(0.9)
Total operating expenses	$(628,747)	(36.7)	$(1,063,672)	(41.5)	(1,676,763)	(51.2)
(1)	Includes share-based compensation expenses of $0.4 million, $0.7 million and $1.1 million for the fiscal years ended February 28/29, 2018, 2019 and 2020, respectively.
(2)	Includes share-based compensation expenses of $5.0 million, $10.5 million and $19.4 million for the fiscal years ended February 28/29, 2018, 2019 and 2020, respectively.
(3)	Includes share-based compensation expenses of $41.7 million, $66.1 million and $97.5 million for the fiscal years ended February 28/29, 2018, 2019 and 2020, respectively.

Cost of Revenues

Our cost of revenues primarily consists of teaching fees, performance-linked bonuses and other compensations for our teachers and rental cost for our learning centers and service centers, compensation to personnel providing educational service support, costs of course materials, and to a lesser extent, depreciation and amortization of long-lived assets used in the provision of educational services, and other office supplies. We expect our cost of revenues to increase as we further expand our network and operations by opening new learning centers and service centers and hiring additional teachers. The increase in cost of revenues was mainly due to increase in teacher compensation, rental costs and costs of learning materials.

Operating Expenses

Our operating expenses consist primarily of selling and marketing expenses and general and administrative expenses.

Our selling and marketing expenses primarily consist of compensation to our personnel involved in sales and marketing expenses relating to our marketing and branding promotion activities, rental and utilities expenses relating to selling and marketing functions and, to a lesser extent, depreciation and amortization of long-lived assets used in our selling and marketing activities. Our selling and marketing expenses as a percentage of net revenues was 14.1%, 18.9% and 26.1% for the fiscal years ended February 28/29, 2018, 2019 and 2020, respectively. Our selling and marketing expenses increased because of more marketing promotion activities to expand our customer base and enhance our brand, as well as a rise in the compensation to sales and marketing staff to support a greater number of programs and service offerings.

Our general and administrative expenses primarily consist of compensation paid to our management and administrative personnel, costs of third-party professional services, rental and utilities expenses relating to office and administrative functions, and, to a lesser extent, depreciation and amortization of long-lived assets used in our administrative activities. Our general and administrative expenses as a percentage of our total net revenues was 22.5%, 22.6% and 24.3% for the fiscal years ended February 28/29, 2018, 2019 and 2020, respectively. We expect that our general and administrative expenses will continue to increase in the near term as we hire additional personnel and incur additional expenses in connection with the expansion of our business operations, in particular in connection with our online education initiatives and other new programs and service offerings, the enhancement of our internal controls, the establishment of our internal administrative and technological system and our financial and management control and the provisions of share-based compensation to our employees, as well as other expenses associated with our being a publicly traded company.

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

Hong Kong

Each of our Hong Kong subsidiaries are subject to a two-tiered income tax rate for taxable income earned in Hong Kong effectively since April 1, 2018. The first 2 million Hong Kong dollars of profits earned by a company are subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%. No provision for Hong Kong profits tax has been made in our consolidated financial statements, as these Hong Kong subsidiaries have no assessable income for the fiscal years ended February 28/29, 2018, 2019 and 2020.

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

Enterprises qualified as “Newly Established Software Enterprise” are entitled to an income tax exemption for two calendar years, followed by reduced income tax at a rate of 12.5% for three calendar years. If an enterprise qualified as “Newly Established Software Enterprise” is also entitled to other tax preferential policies in enterprise income tax, such enterprise shall elect only one tax preference among these tax preferential policies. Enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status. Enterprises qualified as “Key Software Enterprise” are entitled to a preferential tax rate of 10%.

The following preferential tax treatments are enjoyed by certain of our subsidiaries and Consolidated Affiliated Entities:

●	Yidu Huida qualified as a Software Enterprise in 2011 and accordingly was entitled to an income tax exemption in 2011 and 2012 followed by reduced income tax at a rate of 12.5% from 2013 through 2015. Yidu Huida was also qualified as a High and New Technology Enterprise from the calendar year of 2015 to the calendar year of 2020 and accordingly was entitled to the 15% preferential tax rate during the period. Yidu Huida was also qualified as a Key Software Enterprise in 2016, 2017 and 2018, which was approved in May 2017, July 2018 and June 2019 and accordingly was entitled to 10% preferential tax rate in 2016, 2017 and 2018. Yidu Huida elected to adopt the 12.5% preferential tax rate in 2015, the 10% preferential tax rate in 2016, 2017 and 2018, and 15% for calendar year 2019 as a HNTE. For calendar year 2019, Yidu Huida applied for the qualification of Key Software Enterprise to enjoy the preferential tax rate of 10%. As of the date of this annual report, the filings are still being reviewed by the tax authorities.
●	Beijing Xintang Sichuang was qualified as a Software Enterprise in 2013 and accordingly was entitled to an income tax exemption in 2013 and 2014 followed by reduced income tax at a rate of 12.5% from 2015 through 2017. Beijing Xintang Sichuang was also qualified as a High and New Technology Enterprise from the calendar year of 2017 to the calendar year of 2019 and accordingly is entitled to the 15% preferential tax rate during the period. It is expected to be subject to an EIT rate of 15% as long as it maintains its status as an HNTE. Beijing Xintang Sichuang was also qualified as a Key Software Enterprise in 2018, which was approved in June 2019 and accordingly was entitled to 10% preferential tax rate in 2018. Beijing Xintang Sichuang elected to adopt the 12.5% preferential tax rate in 2017, the 10% preferential tax rate in 2018, and 15% for calendar year 2019 as a HNTE. For calendar year 2019, Beijing Xintang Sichuang applied for the qualification of Key Software Enterprise to enjoy the preferential tax rate of 10%. As of the date of this annual report, the filings are still being reviewed by the tax authorities.
●	Xueersi Education was qualified as a “High and New Technology Enterprise” from 2012 to 2016 and accordingly enjoyed the 15% preferential tax rate during the period. Its tax preference discontinued since January 2017.
●	TAL Beijing was qualified as a “High and New Technology Enterprise” from 2014 to 2016 and it maintained the qualification from the calendar year of 2017 to the calendar year of 2019, and as a result it continued to enjoy the 15% preferential tax rate during the period. It is expected to be subject to an EIT rate of 15% as long as it maintains its status as an HNTE. TAL Beijing was also qualified as a Key Software Enterprise in 2018, which was approved in June 2019 and accordingly was entitled to 10% preferential tax rate in 2018. TAL Beijing elected to adopt the 10% preferential tax rate in 2018, and 15% for calendar year 2019 as a HNTE. For calendar year 2019, TAL Beijing applied for the qualification of Key Software Enterprise to enjoy the preferential tax rate of 10%. As of the date of this annual report, the filings are still being reviewed by the tax authorities.
●	Yinghe Youshi was qualified as a “High and New Technology Enterprise” from 2016 to 2018 and it maintained the qualification for the calendar year of 2019 through 2021, and as a result it continued to enjoy the 15% preferential tax rate during the period.
●	Beijing Yizhen Xuesi was qualified as a Software Enterprise in 2017 and accordingly was entitled to an income tax exemption in 2017 and 2018 followed by reduced income tax at a rate of 12.5% from 2019 through 2021.
●	Beijing Lebai Information Consulting Co., Ltd. was qualified as “Newly Established Software Enterprise” in calendar year 2018 and therefore it was entitled to a two-year income tax exemption and a further reduction to 12.5% from calendar years 2020 through 2022.

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

In addition, if the incomes derived by any of the following applicants from China are dividends, the relevant applicant may be directly determined as having the status of a “beneficial owner”:

(1)The government of the other contracting party to the relevant DTA;
(2)A company that is a resident of, and is listed on the market of, the other contracting party to the relevant DTA;
(3)A resident individual of the other contracting party to the relevant DTA; or
(4)Where one or more parties referred to in Item (1) through Item (3) directly or indirectly hold 100% of the shares of the applicant, and the mid-tier in the case of indirect shareholding is a resident of China or a resident of the other contracting party to the relevant DTA.

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

In September 29, 2018, the SAT promulgated Notice on the Scope of Application Concerning the Policy for Temporary Exemption of Withholding Income Tax on Direct Investment by Overseas Investors with Distributed Profits, or Circular 102, which terminated the aforementioned articles of Circular 88. Pursuant to Circular 102, the scope of application of the temporary exemption of Withholding Income Tax was expanded from where overseas investors use the profits obtained from resident enterprises within China to invest directly in the encouraged investment projects, to where overseas investors use the profits obtained from resident enterprises within China to invest directly in all projects and fields which are not prohibited from foreign investment pursuant to the Special Administrative Measures for Foreign Investment Access (2019), or Negative List.

Further, according to the Circular 102, for the temporary exemption of overseas investors from payment of withholding income tax, the following conditions must be satisfied at the same time:

(1)Direct investment made by overseas investors with the profits distributed thereto, includes their activities of equity investment with the distributed profits such as capital increase, new establishment and equity purchase and excludes the increase through purchase or distribution and purchase of the shares of listed companies (excluding the conforming strategic investment), specifically including: (i) Increasing through purchase or distribution of the paid-in capital or capital reserve of resident enterprises within PRC; (ii) Investing in new establishment of resident enterprises within PRC; (iii) Purchasing the shares of resident enterprises within China from nonaffiliated parties; and (iv) Other methods prescribed by the Ministry of Finance and the State Administration of Taxation. The enterprises in which overseas investors invest through above investment activities shall be collectively referred to the invested enterprises.
(2)The profits distributed to overseas investors fall under the dividends, bonus and other equity investment income formed from the actual distribution of the retained income already realized by resident enterprises within China to investors.
(3)Where the profits used by overseas investors for direct investment are paid in cash, relevant amounts shall be transferred directly from the accounts of the profits distributing enterprises to the accounts of the invested enterprises or equity transferors and shall not be circulated among other domestic and overseas accounts before direct investment; where the profits used by overseas investors for direct investment are paid in kind, negotiable securities and other non-cash form, the ownership to relevant assets shall be transferred directly from the profits distributing enterprises to the invested enterprises or equity transferors and shall not be held by other enterprises and individuals on behalf thereof or temporarily.

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

With respect to all of our PRC entities for the period immediately prior to the implementation of the VAT reform program, revenues from our services are subject to a 5% or 3% PRC business tax. After implementation of the VAT reform program, revenues from our services are mainly subject to a 6% or 3% PRC VAT. Since January 2020, in accordance with the Announcement on Tax Policies to Support Prevention and Control of Pneumonia Caused by Novel Coronavirus Infection issued by Ministry of Finance and SAT, or the Cai Shui [2020] No.8, due to the COVID-19 virus, the VAT from providing daily life services will be exempted starting on January 1, 2020 until December 31, 2020.

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

Consolidation of our VIEs

We, through TAL Beijing and Lebai Information, our wholly owned foreign enterprises, has executed a series of contractual agreements with our VIEs, the VIEs’ subsidiaries and schools and the VIEs’ nominee shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company-B. Business Overview-Organizational Structure-VIE Contractual Arrangements.” These contractual agreements do not provide TAL Beijing and Lebai Information with an equity interest in legal form in the VIEs. As the Company holds no legal form of equity ownership in the VIEs, the Company applied the variable interest entity consolidation model as set forth in Accounting Standards Codification 810, Consolidation (“ASC 810”) instead of the voting interest model of consolidation.

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

We have determined that the contractual agreements are in fact valid and legally enforceable. Such arrangements were entered into in order to comply with the underlying legal and/or regulatory restrictions that govern the ownership of a direct equity interest in the VIEs. In the opinion of our PRC counsel, Tian Yuan Law Firm, the contracts are legally enforceable under PRC law. See “Item 4. Information on the Company-B. Business Overview-Organizational Structure-VIE Contractual Arrangements.”

On June 24, 2013 and July 29, 2013, the Company and Mr. Bangxin Zhang executed a deed of undertaking dated June 24, 2013 and a side letter dated July 29, 2013, respectively, or the Deed collectively. Pursuant to the terms of the Deed, as long as Mr. Bangxin Zhang owns a majority voting interest, whether legally or beneficially, and directly or indirectly, in the Company, (1) Mr. Bangxin Zhang cannot request or call a meeting of shareholders or propose a shareholders resolution to appoint or remove a director, (2) if shareholders are asked to appoint or remove a director, the maximum number of votes which Mr. Bangxin Zhang will be permitted to exercise in connection with such shareholder approval is equal to the total aggregate number of votes of the then total issued and outstanding shares of the Company held by all members of the Company, other than shares which are owned, whether legally or beneficially, and directly or indirectly by Mr. Bangxin Zhang, less one vote and (3) if shareholders or board of directors are asked to consider or approve any matter related to the Deed, Mr. Bangxin Zhang cannot exercise his voting power.

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

See the consolidated financial statements Note 1 for the presentation of our abbreviated financial information with the VIEs, after elimination of intercompany activity.

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

The primary sources of our revenues are as follows:

(a)Small class tutoring services, personalized premium services and others

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

Generally, for small class tutoring services except for Mobby courses, we offers refunds for any remaining classes to students who decide to withdraw from a course. The refund is equal to and limited to the amount related to the undelivered classes. For most Mobby courses, we offer refunds equal to and limited to the amount related to the undelivered classes to students who withdraw from a course, provided the course is less than two-third completed at the time of withdrawal. After two-third of the course is completed, no refund will be granted. For personalized premium services, a student can withdraw at any time and receive a refund equal to and limited to the amount related to the undelivered classes. Historically, we have not experienced material refunds.

We distribute coupons to attract both existing and prospective students to enroll in our courses. The coupon has fixed dollar amounts and can only be used against future courses. The coupon is not considered a material right to the customer and accounted for as a reduction of transaction price of the service contract.

Other revenues are primarily derived from advertising services provided on our online platforms and consulting service and test preparation courses related to overseas study. Revenue is recognized when control of promised goods or services is transferred to our customers in an amount of consideration to which we expects to be entitled to in exchange for those goods or services. Upon the adoption of Topic 606, we estimate the variable consideration to be earned and recognizes revenue over the service period for overseas study consulting service. Under the prior revenue recognition standard, such revenue was deferred and recognized when student admission is reasonably assured.

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

Business combinations

Business combinations are recorded using the acquisition method of accounting. The assets acquired, the liabilities assumed and any noncontrolling interests of the acquiree at the acquisition date, if any, are measured at their fair values as of the acquisition date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interests of the acquiree and fair value of previously held equity interest in the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as of the date of acquisition.

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

ASC 350-20 permits us to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. We early adopted ASU 2017-04: Intangibles—Goodwill and Other (Topic 350), which eliminated Step 2 from the goodwill impairment test on a prospective basis.

We do not choose to perform the qualitative assessment for goodwill impairment. For fiscal year 2020, we perform our annual impairment test by comparing the fair value of a reporting unit with its carrying amount. We should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

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

Equity securities without readily determinable fair values

We adopted ASC Topic 321, Investments-Equity Securities, or ASC 321, on March 1, 2018. Prior to fiscal year 2019, for investee companies over which we do not have significant influence or a controlling interest, equity securities of privately held companies were accounted for using the cost method of accounting, measured at cost less other-than-temporary impairment. Starting from fiscal year 2019, for equity securities without readily determinable fair value that qualify for the practical expedient to estimate fair value using net asset value per share, we estimate the fair value using net asset value per share. For other equity securities without readily determinable fair value, we elected to use the measurement alternative to measure those investments at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer.

We review our equity securities without readily determinable fair value for impairment at each reporting period. If a qualitative assessment indicates that the investment is impaired, we estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, we recognize an impairment loss in net income/(loss) equal to the difference between the carrying value and fair value.

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

Under the equity method, we initially record its investment at cost and subsequently recognize our proportionate share of each equity investee’s net income or loss after the date of investment into the consolidated statements of operations and accordingly adjust the carrying amount of the investment. If financial statements of an investee cannot be made available within a reasonable period of time, we record our share of the net income or loss of an investee on a one quarter lag basis in accordance with ASC 323-10-35-6.

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

We account for income taxes using the asset and liability approach. Under this method, deferred tax assets and liability are recognized based on the differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net of operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws and regulations applicable to us as enacted by the relevant tax authorities.

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

For share options, we use the Black-Scholes option-pricing model to determine the estimated fair value. The volatility assumption was estimated based on the historical volatility of our share price applying the guidance provided by ASC 718. We estimate the volatility assumption based on our historical information since October 2010.

Operating leases

On March 1, 2019, we adopted New Leasing Standard (“ASC 842”), using the modified retrospective transition method resulting in the recording of operating lease right-of-use (ROU) assets and operating lease liabilities upon adoption. Prior period amounts have not been adjusted and continue to be reported in accordance with the previous accounting guidance. The adoption of the new guidance did not have a material effect on the consolidated statements of operations.

We determine if an arrangement is a lease or contains a lease at lease inception. Operating leases are required to record in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. We have elected the package of practical expedients, which allows us not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. We also elected the practical expedient not to separate lease and non-lease components of contracts. Lastly, for lease assets other than real estate, such as printing machine and electronic applications, we elected the short-term lease exemption as their lease terms are 12 months or less.

As the rate implicit in the lease is not readily determinable, we estimate its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated in a portfolio approach to approximate the interest rate on a collateralized basis with similar terms and payments in a similar economic environment. Our leases often include options to extend and lease terms include such extended terms when we are reasonably certain to exercise those options. Lease terms also include periods covered by options to terminate the leases when we are reasonably certain not to exercise those options. Lease expense is recorded on a straight-line basis over the lease term.

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

	For the Years Ended February 28/29,
	2018		2019		2020
	$	%	$	%	$	%

	(in thousands of $, except percentages)
Net revenues	$1,715,016	100.0%	$2,562,984	100.0%	$3,273,308	100.0%
Cost of revenues(1)	(882,316)	(51.4)	(1,164,454)	(45.4)	(1,468,569)	(44.9)
Gross profit	832,700	48.6	1,398,530	54.6	1,804,739	55.1
Operating expenses
Selling and marketing(2)	(242,102)	(14.1)	(484,000)	(18.9)	(852,808)	(26.1)
General and administrative(3)	(386,287)	(22.5)	(579,672)	(22.6)	(794,957)	(24.3)
Impairment loss on intangible assets and goodwill	(358)	(0.0)	—	—	(28,998)	(0.9)
Total operating expenses	(628,747)	(36.7)	(1,063,672)	(41.5)	(1,676,763)	(51.2)
Government subsidies	4,651	0.3	6,724	0.3	9,467	0.3
Income from operations	208,604	12.2	341,582	13.4	137,443	4.2
Interest income	39,837	2.3	59,614	2.3	72,991	2.2
Interest expense	(16,640)	(1.0)	(17,628)	(0.7)	(11,820)	(0.4)
Other income/(expense)	17,406	1.0	131,727	5.1	(95,297)	(2.9)
Impairment loss on long-term investments	(2,213)	(0.1)	(58,091)	(2.3)	(153,970)	(4.7)
Income /(loss) before provision for income tax and loss from equity method investments	246,994	14.4	457,204	17.8	(50,653)	(1.5)
Provision for income tax	(44,653)	(2.6)	(76,504)	(3.0)	(69,328)	(2.1)
Loss from equity method investments	(7,678)	(0.4)	(16,186)	(0.6)	(7,670)	(0.2)
Net income/(loss)	194,663	11.4	364,514	14.2	(127,651)	(3.9)
Add: Net loss attributable to noncontrolling interest	3,777	0.2	2,722	0.1	17,456	0.5
Net income/(loss) attributable to TAL Education Group	$198,440	11.6	$367,236	14.3	$(110,195)	(3.4)

(1)	Includes share-based compensation expenses of $0.4 million, $0.7 million and $1.1 million for the fiscal years ended February 28/29, 2018, 2019 and 2020, respectively.
(2)	Includes share-based compensation expenses of $5.0 million, $10.5 million and $19.4 million for the fiscal years ended February 28/29, 2018, 2019 and 2020, respectively.
(3)	Includes share-based compensation expenses of $41.7 million, $66.1 million and $97.5 million for the fiscal years ended February 28/29, 2018, 2019 and 2020, respectively.

Fiscal Year Ended February 29, 2020 Compared to Fiscal Year Ended February 28, 2019

Net Revenues

Our total net revenues increased by 27.7% to $3,273.3 million for the fiscal year ended February 29, 2020 from $2,563.0 million for the fiscal year ended February 28, 2019. The increase was mainly driven by the growth in average student enrollments of normal priced long term course. The increase in average student enrollments of normal priced long term course was drive primarily by the growth of enrollments in the small class offerings and online courses.

Cost of Revenues

Our cost of revenues increased by 26.1% to $1,468.6 million for the fiscal year ended February 29, 2020 from $1,164.5 million for the fiscal year ended February 28, 2019. This increase was largely due to the increase in teacher fees and performance-linked bonuses to our teachers, and rental costs for our learning centers and service centers and learning materials. The increase of teacher fees and performance-linked bonuses was primarily due to the increase in the number of our full-time teachers from 21,387 for the fiscal year ended February 28, 2019 to 27,500 for the fiscal year ended February 29, 2020. The increase of rental costs for our facilities was primarily due to the increase in the leased space of learning centers and service centers from approximately 1,351,000 square meters as of February 28, 2019 to approximately 1,693,655 square meters as of February 29, 2020. Cost of revenues for the fiscal year ended February 29, 2020 included $1.1 million in share-based compensation expenses, as compared to $0.7 million for the fiscal year ended February 28, 2019.

Operating Expenses

Our operating expenses increased by 57.6% to $1,676.8 million for the fiscal year ended February 29, 2020 from $1,063.7 million for the fiscal year ended February 28, 2019. This increase primarily resulted from increases in both our selling and marketing expenses and general and administrative expenses.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 76.2% to $852.8 million for the fiscal year ended February 29, 2020 from $484.0 million for the fiscal year ended February 28, 2019. This increase was primarily due to an increase in salaries and benefits for our selling and marketing personnel and more marketing promotion activities both for brand enhancement and consumer experience. Selling and marketing expenses for the fiscal year ended February 29, 2020 also included $19.4 million in share-based compensation expenses, as compared to $10.5 million for the fiscal year ended February 28, 2019.

General and Administrative Expenses. Our general and administrative expenses increased by 37.1% to $795.0 million for the fiscal year ended February 29, 2020 from $579.7 million for the fiscal year ended February 28, 2019. This increase was primarily due to an increase of the number of our general and administrative personnel and a rise in compensation to our general and administrative personnel. General and administrative expenses for the fiscal year ended February 29, 2020 included $97.5 million in share-based compensation expenses, as compared to $66.1 million for the fiscal year ended February 28, 2019.

Government Subsidies

We received government subsidies related to government sponsored projects and recorded such government subsidies as a liability when such government subsidies were received and recorded it as other operating income when there was no further performance obligation. We received government subsidies of $9.5 million for the fiscal year ended February 29, 2020, compared to $6.7 million for the fiscal year ended February 28, 2019. We recorded $9.5 million and $6.7 million government subsidies as other operating income for the fiscal years ended February 28/29, 2020 and 2019, respectively.

Interest Income

We had interest income of $73.0 million for the fiscal year ended February 29, 2020, compared to $59.6 million for the fiscal year ended February 28, 2019. Our interest income in both fiscal years consisted primarily of interest earned from our cash and cash equivalents and short-term investments.

Other income/(expense)

We recorded other expense of $95.3 million for the fiscal year ended February 29, 2020, compared to other income of $131.7 million for the fiscal year ended February 28, 2019. Other income/(expense) for both fiscal years was mainly from the fair value changes of a long-term investment.

Impairment loss on long-term investments

We incurred $154.0 million of impairment loss on long-term investments for fiscal year ended February 29, 2020, compared to $58.1 million for the fiscal year ended February 28, 2019. Impairment loss on long-term investments was mainly due to the other-than-temporary declines in the value of long-term investments.

Provision for Income Tax

We had $69.3 million of provision for income tax for the fiscal year ended February 29, 2020, compared to $76.5 million in fiscal year 2019.

Net Income/(loss)

As a result of the foregoing, net loss was $127.7 million for fiscal year ended February 29, 2020, compared to net income of $364.5 million for the fiscal year ended February 28, 2019.

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

General and Administrative Expenses. Our general and administrative expenses increased by 50.1% to $579.7 million for the salaries and benefit for the general fiscal year ended February 28, 2019 from $386.3 million for the fiscal year ended February 28, 2018. This increase was primarily due to an increase of the number of our general and administrative personnel and a rise in compensation to our general and administrative personnel. General and administrative expenses for the fiscal year ended February 28, 2019 included $66.1 million in share-based compensation expenses, as compared to $41.7 million for the fiscal year ended February 28, 2018.

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

Inflation

According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index in China for February 2018, 2019 and 2020 were increases of 2.9%, 1.5% and 5.2%, respectively. Inflation has had some impact on our operations in recent years, in the form of higher salaries for our teachers and other staff and higher rental payments for certain of the office space and service center and learning center space we lease. We can provide no assurance that we will not continue to be affected in the future by higher rates of inflation in China, or that we will be able to adjust our tuition rates to mitigate the impact of inflation on our results of operations.

Recent Accounting Pronouncements

A list of recent accounting pronouncements that are relevant to us is included in note 2 to our consolidated financial statements, which are included in this annual report.

B.       Liquidity and Capital Resources

Cash Flows and Working Capital

In recent years, we have financed our operations and the expansion of our business primarily through cash flows from operations, proceeds from our initial public offering in October 2010, our offering of convertible senior note in May 2014 and the revolving credit facilities we entered into in June 2016 and February 2019 and a construction loan facility we entered into December 2019. As of February 29, 2020, we had $1,873.9 million in cash and cash equivalents, $345.4 million in short-term investments and $262.0 million long-term debt. Our cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments that are placed with banks and other financial institutions and which are either unrestricted as to withdrawal or use, or have remaining maturities of three months or less when purchased. The short-term investments primarily consist of wealth management produces with variable interest rates with original maturity of less than one year and more than three months.

The following table sets forth a summary of our cash and cash equivalents and short-term investments inside and outside China as of February 29, 2020.

		Cash and
	Cash and	cash			Short-term
	cash	equivalents	Total cash	Short-term	investments	Total
	equivalents	in other	and cash	investments	in other	short-term
	in RMB	currencies	equivalents	in RMB	currencies	investments

	(in thousands)
Entities outside China	409	448,420	448,829	—	312,000	312,000
VIEs in China	347,111	537	347,648	—	—	—
Non-VIEs in China	1,075,798	1,591	1,077,389	21,457	12,000	33,457
Entities inside China	1,422,909	2,128	1,425,037	21,457	12,000	33,457
Total	1,423,318	450,548	1,873,866	21,457	324,000	345,457

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

On February 1, 2019, we signed a 3-year $600 million term and revolving facilities agreement with a group of arrangers led by Deutsche Bank AG, Singapore Branch. The facilities, a $270 million 3-year bullet maturity term loan and a $330 million 3-year revolving facility, are priced at 175 basis points over LIBOR. As of February 29, 2020, the Company had drawn down $270 million three-year bullet maturity term loan under the facility commitment.

On December 19, 2019 we, through our consolidated affiliated entities in the PRC, entered into a loan facilities agreement with a group of lenders pursuant to which we can draw down up to RMB1,800 million, provided that the proceeds be used in our construction project in Zhenjiang, Jiangsu. The facilities have a term of eight years and an effective drawdown period of three years. The land and the constructions thereon are collaterals to the loan facilities.

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

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Years Ended February 28/29,
	2018	2019	2020

	(in thousands of $)
Net cash provided by operating activities	$685,293	$194,361	$855,850
Net cash used in investing activities	(832,573)	(166,584)	(338,815)
Net cash provided by financing activities	428,151	475,019	131,231
Effect of exchange rate changes	(31,785)	33,208	3,218
Net increase in cash and cash equivalents and restricted cash	249,086	536,004	651,484
Cash, cash equivalents and restricted cash at the beginning of the period	478,611	727,697	1,263,701
Cash, cash equivalents and restricted cash at end of the period	$727,697	$1,263,701	$1,915,185

Operating Activities

Net cash provided by operating activities amounted to $855.9 million in the fiscal year ended February 29, 2020, as compared to $194.4 million in the fiscal year ended February 28, 2019. Net cash provided by operating activities in the fiscal year ended February 29, 2020 reflected net loss of $127.7 million, adjusted by non-cash expenses and gain, mainly including depreciation of property and equipment of $99.5 million, share-based compensation expenses of $117.9 million, impairment loss on long-term investments of $154.0 million, loss from fair value change of investments of $104.2 million. Other major factors affecting operating cash flow in the fiscal year ended February 29, 2020 mainly included an increase in deferred revenues of $343.6 million.

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

Investing Activities

Net cash used in investing activities amounted to $338.8 million in the fiscal year ended February 29, 2020, as compared to $166.6 million in the fiscal year ended February 28, 2019. Net cash used in investing activities in the fiscal year ended February 29, 2020 primarily related to purchase of short-term investments of $546.7 million, payments for long-term investments of $117.5 million and purchase of property and equipment of $178.1 million, partially offset by proceeds from maturity of short-term investment of $517.0 million.

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

Financing Activities

Net cash provided by financing activities amounted to $131.2 million in the fiscal year ended February 29, 2020, as compared to $475.0 million in the fiscal year ended February 28, 2019. Net cash provided by financing activities in the fiscal year ended February 29, 2020 was attributable to the cash received of $73.2 million from exercise of capped call option, net proceeds of $270.0 million from long-term debt and short-term debt and partially offset by repayment of long-term debt and short-term debt of $209.3 million.

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

Holding Company Structure

Overview

We are a holding company with no material operations of our own. Aside from our personalized premium tutoring services in Beijing conducted by our PRC subsidiaries, Huanqiu Zhikang and Zhixuesi Beijing, and a small portion of business conducted by Pengxin and/or its subsidiaries and schools, substantially all of our education business in China is conducted through the VIE Contractual Arrangements. See “Item 4. Information on the Company—B. Business Overview—Organizational Structure—VIE Contractual Arrangements.” In the fiscal years ended February 28/29, 2018, 2019 and 2020, our Consolidated Affiliated Entities contributed 94.1%, 93.9% and 93.4%, respectively, of our total net revenues.

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

Dividend Distributions

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends upon dividends and other distributions paid to us by our PRC subsidiaries. The amount of dividends paid by our PRC subsidiaries to us primarily depends on the service fees paid to our PRC subsidiaries from our Consolidated Affiliated Entities, and, to a lesser degree, our PRC subsidiaries’ retained earnings. In the fiscal years ended February 28/29, 2018, 2019 and 2020, TAL Beijing, Lebai Information and their designated PRC subsidiaries collectively charged $437.8 million, $657.0 million and $726.7 million in service fees, respectively, to our Consolidated Affiliated Entities. The Consolidated Affiliated Entities collectively paid $426.5 million, $589.3 million and $776.3 million in service fees to TAL Beijing, Lebai Information and its designated PRC subsidiaries in the fiscal years ended February 28/29, 2018, 2019 and 2020, respectively. As of February 28/29, 2018, 2019 and 2020, the balance of the amount payable for the fees was $60.3 million, $128.0 million and $78.4 million, respectively.

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

Pursuant to the VIE Contractual Arrangements, the earnings and cash of each of our VIEs (including dividends received from their respective subsidiaries and schools) are used to pay service fees in RMB to TAL Beijing or Lebai Information or its designated affiliates, as applicable, in the manner and amount set forth in the VIE Contractual Arrangements. After paying the applicable withholding taxes, making appropriations for its statutory reserve requirement and retaining any profits from accumulated profits, the remaining net profits of TAL Beijing and its designated affiliates would be available for distribution to TAL Hong Kong, and the remaining net profits of Lebai Information and its designated affiliates would be available for distribution to Firstleap Education (HK) Limited then to Firstleap Education, and from TAL Hong Kong and Firstleap Education to our company. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-Dividends we receive from our operating subsidiaries located in China may be subject to PRC withholding tax.” and “Item 5. Operating Results-Taxation-PRC” for detailed discussions on withholding taxes; and see “Item 4. Information on the Company-B. Business Overview-PRC Regulation-Regulations on Dividend Distribution” for a detailed discussion on statutory reserve requirement. As of February 29, 2020, the net assets of our PRC subsidiaries and Consolidated Affiliated Entities which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate $663.3 million, and the net assets of our PRC subsidiaries and Consolidated Affiliated Entities which were unrestricted and thus available for distribution was in aggregate $1,807.7 million.

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

Capital Expenditures

For the fiscal years 2018 to 2020, our primary capital expenditures were mainly related to purchase of land use right, leasehold improvements and purchase of servers, computers, network equipment, and software systems. Our capital expenditures were $126.3 million, $353.3 million and $187.5 million for the fiscal years ended February 28/29, 2018, 2019 and 2020, respectively, representing 7.4%, 13.8% and 5.7% of our total net revenues for such years, respectively. See “Item 4. Information on the Company-C. Property, Plants and Equipment” for more information.

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

D.       Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended February 29, 2020 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.       Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of February 29, 2020:

	Payment due by period
		Less than 1			More than 5
	Total	year	1‑3 years	3‑5 years	years

	(in thousand $)
Lease property management fee obligations(1)	107,623	22,729	43,324	25,555	16,015
Purchase of property and equipment obligations	404,066	150,556	253,510	—	—
Acquisitions and investments obligations(2)	28,646	28,646	—	—	—
Long-term loan obligations	270,000	—	270,000	—	—
Other commitment(3)	28,361	10,988	17,373	—	—
Total	838,696	212,919	584,207	25,555	16,015
(1)	Represents our non-cancelable agreements for property management fees in relation to leases for our offices, learning centers and service centers.
(2)	Represents obligations in connection with several investments and acquisitions as of February 29, 2020.
(3)	Represents interests to be paid for credit facilities entered in February 2019.

G.       Safe Harbor

See “Forward Looking Statements” on page 2 of this annual report.

Item 6.    Directors, Senior Management and Employees

A.       Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yunfeng Bai	38	Chairman of the Board of Directors and President
Bangxin Zhang	39	Director and Chief Executive Officer
Yachao Liu	38	Chief Operating Officer
Jane Jie Sun	51	Independent Director
Kaifu Zhang	35	Independent Director
Weiru Chen	49	Independent Director
Rong Luo	38	Chief Financial Officer
Mi Tian	37	Chief Technology Officer

Yunfeng Bai has been our chairman since January 2020, and president since October 2016. From April 2011 to October 2016, Mr. Bai was our senior vice president and led our Small Class business throughout China. Prior to this, Mr. Bai served as our vice president between June 2008 and April 2011, and in this capacity he oversaw our personalized premium services. Mr. Bai founded our high school division in 2005 and was the director of our Beijing operations from June 2006 to May 2008. Mr. Bai received his bachelor’s degree in engineering automation from Beijing University of Aeronautics and Astronautics in 2003. He attended the CEO course of Guanghua Management School at Peking University between 2008 and 2009 and graduated from the EMBA program of China Europe International Business School in 2012.

Bangxin Zhang is one of our founders and has served as our director and chief executive officer since our inception and our chairman prior to January 2020. Mr. Zhang has been instrumental to the development and success of our business. Mr. Zhang provides vision, overall management, and strategic decision-making relating to marketing, investment planning, and corporate development. Mr. Zhang received his bachelor’s degree in Life Sciences from Sichuan University in 2001, was in the postgraduate program of the Life Science School of Peking University from 2002 to 2007, and received an EMBA degree from China Europe International Business School in 2009.

Yachao Liu has served as our chief operating officer since June 2017. Dr. Liu also served as our director from October 2016 to January 2020. Prior to that, Dr. Liu had been our senior vice president from April 2011 to September 2016 and in charge of our Kaoyan business and certain new businesses from February 2015 to September 2016. Dr. Liu was in charge of our strategic investments from November 2014 to January 2015. From February 2013 to October 2014, Dr. Liu was in charge of our online course offerings. From May 2012 to January 2013, Dr. Liu was in charge of our enterprise planning division and information management center in addition to our online course offerings. From April 2011 to April 2012, Dr. Liu was in charge of our teaching and research division, teachers’ training school, information management center and network operation center. From January 2008 to April 2011, Dr. Liu was our vice president and was in charge of our online course offerings. From September 2005 to January 2008, Dr. Liu was director of our middle school division. Dr. Liu received his bachelor’s degree in Mechanics from Peking University in 2003 and Ph.D. from the Institute of Mechanics of the Chinese Academy of Science in 2008.

Jane Jie Sun has served as our independent director since October 2010. Ms. Sun is the chief executive officer and a member of the board of directors of Trip.com Group Limited, the largest travel company in China and Asia, and the second largest in the world. Ms. Sun first joined the company as the chief financial officer in 2005, later serving as the chief operating officer and the co-president, before moving into the chief executive officer role in 2016. Ms. Sun is a JPMorgan Asian Advisory Board member, Vice Chair of the World Travel & Tourism Council, Co-Chair of the Development Advisory Board of University of Michigan and Shanghai Jiao Tong University Joint Institute, and a Board member and Business Leaders Group committee member of Business China established by Singapore’s Founding Prime Minister Mr. Lee Kuan Yew. In 2019, Ms. Sun was awarded an Asia Society Asia Game Changer Award and joined as a member of the Asia Society Board of Trustee. Forbes named her one of the Emergent 25 Asia’s Latest Star Businesswomen in 2018, and one of the Most Influential and Outstanding Businesswomen in China in 2017. Ms. Sun was also one of Fortune’s Top 50 Most Powerful Women in Business, and one of Fast Company’s Most Creative People in Business in 2017. During her tenure at Trip.com Group, Ms. Sun also won the Institutional Investor Awards for the Best CEO and the Best CFO.

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

Weiru Chen has served as our independent director since June 2015. Mr. Chen has served as a professor and the executive director of the Internet Industry Research Center at Alibaba Business School. Prior to that, he has been associate professor of strategy at China Europe International Business School (CEIBS) since July 2011, and chief strategic officer of China Smart Logistic Network since August 2017. Prior to joining CEIBS, he served as assistant professor of strategy at INSEAD Business School from 2003 to 2011. Mr. Chen’s research is centered on firms’ technological search behaviors, strategic dynamics, and across-boarder business model transfer. Mr. Chen has also served as an independent director of several public companies, including Dian Diagnostics Group (SHE: 300244) since August 2017, Country Garden Services Holdings Company Limited (SEHK: 6098) since February 2018 and Fangdd Network Group Ltd. (Nasdaq: DUO) since November 2019. Mr. Chen received a Ph.D. in Management from Purdue University in 2003.

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

Mi Tian has served as our chief technology officer since May 2020. Before that, Mr. Tian had served as our vice chief technology officer since December 2019, and had been responsible for technical system management. Mr. Tian joined us in May 2019 and had been in charge of product technology for Xueersi Peiyou. Prior to his role with us, Mr. Tian served as a senior technology director for Alibaba from October 2016, the vice president of technology for AutoNavi from August 2014 to October 2016, and the general manager of AutoNavi’s big data department from August 2013 to August 2014. Mr. Tian received his bachelor’s degree and master’s degree from Beihang University in computer science.

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

B.       Compensation

For the fiscal year ended February 29, 2020, the aggregate cash compensation we paid to our executive officers as a group was approximately $1.9 million. We do not pay our non-executive directors in cash for their services on our board. For the fiscal year ended February 29, 2020, we granted 51,520 non-vested restricted Class A common shares to our executive officers and non-executive directors. For the fiscal year ended February 29, 2020, we recognized a total share-based compensation expense of $6.4 million for our executive officers and non-executive directors. See “-Share Incentive Plan.”

Starting from January 2015, we offer a housing benefit plan to employees who have been employed by us for three years or more and meet certain performance standard. Under this benefit plan, we offer eligible participants interest-free loans for purposes of home purchases. Each loan has a term of four years and must be repaid by equal annual installments.

2010 Share Incentive Plan

In June 2010, we adopted our 2010 Share Incentive Plan in order to attract and retain the qualified personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The plan permits the grant of options to purchase our Class A common shares, restricted shares, restricted share units, share appreciation rights, dividend equivalent rights and other instruments as deemed appropriate by the administrator under the plan. In August 2013, we amended and restated the 2010 Share Incentive Plan, or the 2010 Plan. Pursuant to the amended and restated 2010 Share Incentive Plan, the maximum aggregate number of Class A common shares that may be issued pursuant to all awards under our share incentive plan is equal to five percent (5%) of the total issued and outstanding shares as of the date when the amended and restated 2010 Share Incentive Plan became effective; provided that, the shares reserved shall be increased automatically if and whenever the unissued shares reserved accounts for less than one percent (1%) of the total then issued and outstanding shares, as a result of which increase the shares unissued and reserved in the Award Pool immediately after each such increase shall equal to five percent (5%) of the then issued and outstanding shares. The 2010 Plan has a term of 10 years, and will terminate as of June 30, 2020.

As of May 31, 2020, 9,785,852 non-vested restricted Class A common shares and 975,421 share options to purchase 975,421 Class A common shares under our share incentive plan previously granted to our employees and directors are outstanding. The following table summarizes, as of May 31, 2020, the share options and non-vested restricted shares granted and outstanding under our share incentive plan to our directors and executive officers and to other individuals as a group.

	Number of Class A
	Common Shares
	Underlying Share		Exercise
	Options and Class A		Price ($per
Name	Restricted Shares		share)	Date of Grant	Date of Expiration
Yunfeng Bai	*	(1)	—	October 25, 2013/March 1, 2014/October 11, 2018	13 years from the date of the grant
Yachao Liu	*	(1)	—	October 25, 2013 / March 1, 2014/October 11, 2018	13 years from the date of the grant
Jane Jie Sun	*	(1)	—	January 26, 2018 / October 26, 2018	10 years from the date of the grant
Kaifu Zhang	*	(1)	—	January 26, 2018 / October 26, 2018	10 years from the date of the grant
Weiru Chen	*	(1)	—	July 26, 2015 / October 26, 2018	10 years from the date of the grant
Rong Luo	*	(1)	—	October 26, 2014 / April 26, 2015 / October 11, 2018	14 years from the date of the grant
	*	(2)	$16.095	April 26, 2015	10 years from the date of the grant
Mi Tian	*	(1)	—	July 26, 2019	10 years from the date of the grant
	*	(2)	$27.0	July 26, 2019	10 years from the date of the grant
Other individuals as a group	8,680,522	(1)	—	—	10 or 13 years from the date of the grant
	915,421	(2)	from $14.5 to $115.8	—	10 or 12 years from the date of the grant
(1)	Non-vested restricted shares.
(2)	Share options.

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

2020 Share Incentive Plan

In June 12 2020, we adopted our 2020 Share Incentive Plan, or the 2020 Plan, in order to motivate, attract and retain the qualified personnel, provide additional incentives to employees, directors and consultants and promote the success and enhance the value of our business. The plan permits the grant of options to purchase our Class A common shares, restricted shares, restricted share units and other instruments as deemed appropriate by the administrator under the plan. Pursuant to the 2020 Plan, the maximum aggregate number of shares that may be issued pursuant to all awards (including incentive share options) (the “Award Pool”) is initially five percent (5%) of our total issued and outstanding shares as of the effective date of the 2020 Plan, provided that (A) the Award Pool shall be increased automatically if and whenever the number of shares that may be issued pursuant to ungranted awards pursuant to the 2020 Plan (the “Ungranted Portion”) accounts for less than one percent (1%) of the then total issued and outstanding shares of our company, so that for each automatic increase, the Ungranted Portion immediately after such increase shall equal five percent (5%) of the then total issued and outstanding shares of our company, and (B) the size of the Award Pool shall be equitably adjusted in the event of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, consolidation or similar transactions.

The following paragraphs describe the principal terms of our 2020 share incentive plan:

Types of awards. The 2020 Plan permits the awards of options, restricted shares, restricted share units or any other type of awards approved by the plan administrator.

Plan administration. Our board of directors or a committee of one or more members of the board of directors will administer the 2020 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award.

Award agreement. Awards granted under the 2020 Plan will be evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, directors and consultants of our company. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our subsidiaries.

Vesting schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise price. The plan administrator determines the exercise price for each award, which is stated in the award agreement.

Term of the awards. The vested portion of options will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is ten years from the date of a grant.

Transfer restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2020 Plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and amendment. Unless terminated earlier, the 2020 Plan has a term of ten years from its date of effectiveness. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted without the written consent of the participant.

As of the date of this annual report, we have not granted any awards under the 2020 Plan.

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

Audit Committee. Our audit committee consists of Ms. Jane Jie Sun, Mr. Weiru Chen and Mr. Kaifu Zhang. Ms. Sun, Mr. Chen and Mr. Kaifu Zhang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. Ms. Sun is the chair of our audit committee. Our board of directors has determined that Ms. Sun is an audit committee financial expert as defined in the instructions to Item 16A of Form 20-F. Each of Mr. Chen and Mr. Zhang are financially literate. The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the independent auditor’s qualifications and independence and (iv) the performance of our internal audit function and independent auditor. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Mr. Weiru Chen, Mr. Kaifu Zhang and Ms. Jane Jie Sun. Mr. Chen, Mr. Zhang and Ms. Sun satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Mr. Chen is the chair of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors; and
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Kaifu Zhang, Mr. Weiru Chen and Ms. Jane Jie Sun. Mr. Zhang, Mr. Chen and Ms. Sun satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Mr. Zhang is the chair of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

D.       Employees

We had 28,637, 34,733 and 45,271 full-time employees as of February 28/29, 2018, 2019 and 2020, respectively. Of our total number of full-time employees as of February 29, 2020, 18,357 were located in Beijing, and 26,914 in other places in China and other countries.

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

E.       Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares (including shares represented by our ADSs), as of June 8, 2020, by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our common shares.

	Shares Beneficially Owned
			% of Voting
	Number(1)	%(2)	Power(3)
Directors and Executive Officers:
Yunfeng Bai(4)	2,036,103	1.0%	2.5%
Bangxin Zhang(5)	56,802,704	28.4%	70.8%
Yachao Liu(6)	8,962,290	4.5%	10.3%
Jane Jie Sun(7)	*	*	—
Kaifu Zhang(8)	*	*	—
Weiru Chen(9)	*	*	—
Rong Luo	*	*	—
Mi Tian	*	*	—
All directors and executive officers as a group	68,044,764	34.0%	83.5%
Principal Shareholders:
Bright Unison Limited(10)	48,005,204	24.0%	59.8%
Morgan Stanley entities(11)	30,233,411	15.1%	3.8%
Baillie Gifford & Co (12)	15,729,456	7.9%	2.0%
UBS Asset Management division of UBS Group AG(13)	17,203,377	8.6%	2.1%

*     Less than 1% of our total outstanding shares.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, restricted shares or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.
(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (1) 200,109,057, being the number of common shares issued as of June 8, 2020, and (2) the number of shares such person or group has the right to acquire or receive within 60 days after June 8, 2020.
(3)	Percentage of total voting power represents voting power with respect to all of our Class A and Class B common shares, as a single class. As of June 8, 2020, our issued and outstanding share capital consisted of 133,167,853 Class A common shares and 66,941,204 Class B common shares. Each holder of our Class B common shares is entitled to ten votes per Class B common share and each holder of Class A common shares is entitled to one vote per Class A common share held by our shareholders on all matters submitted to them for a vote. Our Class A common shares and Class B common shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B common shares are convertible at any time by the holder into Class A common shares on a 1:1 basis.

(4)	Consists of (i) 2,000,000 Class B common shares held by Excellent New Limited, a British Virgin Islands company and (ii) 36,103 class A common shares in the form of ADS. Yunfeng Bai has the power to direct the retention or disposal of, and the exercise of any voting rights attached to, the foregoing shares through a trust structure. Yunfeng Bai’s business address is 15/F, Danling SOHO, 6 Danling Street, Haidian District, Beijing 100080, People’s Republic of China.
(5)	Consists of (i) 12,000 class A common shares in the form of ADS and 47,993,204 Class B common shares held by Bright Unison Limited, a British Virgin Islands company, and (ii) 8,797,500 Class B common shares held by FAITH FIT LIMITED, a British Virgin Islands company. Bangxin Zhang has the power to direct the retention or disposal of, and the exercise of any voting rights attached to, the foregoing shares through a trust structure. For more details, see Schedule 13G/A filed by the relevant reporting persons on February 14, 2020. Bangxin Zhang’s business address is 15/F, Danling SOHO, 6 Danling Street, Haidian District, Beijing 100080, People’s Republic of China.
(6)	Consists of (i) 5,875,000 Class B common shares held by Perfect Wisdom International Limited, a British Virgin Islands company, (ii) 662,000 Class A common shares and 2,275,500 Class B common shares held by COMPLETE HONOUR GLOBAL LIMITED, and (iii) 149,790 Class A common shares in the form of ADSs. Yachao Liu has the power to direct the retention or disposal of, and the exercise of any voting rights attached to, the foregoing shares through a trust structure. For more details, see Schedule 13G/A filed by the relevant reporting persons on February 14, 2020. Yachao Liu’s business address is 15/F, Danling SOHO, 6 Danling Street, Haidian District, Beijing 100080, People’s Republic of China.
(7)	The business address of Ms. Sun is 968 Jinzhong Road, Shanghai 200335, People’s Republic of China.
(8)	The business address of Mr. Zhang is Xi Zhi Men North Street, No 28, 6-202, Beijing, People’s Republic of China.
(9)	The business address of Mr. Chen is Room 802, Building 2-2, No. 6 Fuchun Road, Hangzhou, Zhejiang, People’s Republic of China.
(10)	Bright Unison Limited is a company incorporated in the British Virgin Islands. Bangxin Zhang is the sole shareholder and the sole director of Bright Unison Limited. Its registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(11)	Based on Schedule 13G/As filed with the SEC on February 14, 2020 by Morgan Stanley, Morgan Stanley Asia Limited and Morgan Stanley Investment Management Inc., consists of 16,118,979, 10,307,905 and 3,806,527 Class A common shares, respectively, in the form of 90,700,233 ADSs in aggregate. The principal business office of Morgan Stanley and Morgan Stanley Investment Management Inc. is 1585 Broadway New York, NY 10036, United States of America.
(12)	Based on Schedule 13G/A filed with the SEC on January 16, 2020 by Baillie Gifford & Co, consists of 15,729,456 Class A common shares in the form of 47,235,605 ADSs. The principal business office of Baillie Gifford & Co is Calton Square, 1 Greenside Row, Edinburg EH1 3AN, Scotland, United Kingdom.
(13)	Based on Schedule 13G/A filed with the SEC on February 12, 2020 by UBS Group AG (for the benefit and on behalf of the UBS Asset Management division of UBS Group AG), consists of 17,203,377 Class A common shares (upon conversion of ADSs) beneficially owned by the UBS Asset Management division of UBS Group AG and its subsidiaries and affiliates on behalf of clients. The principal business office of UBS Group AG is Bahnhofstrasse 45, Zurich, Switzerland.

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

To our knowledge, as of June 8, 2020, 130,250,272 of our issued and outstanding Class A common shares were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A common shares in the United States.

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

Item 7.  Major Shareholders and Related Party Transactions

A.       Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.       Related Party Transactions

Transactions with Related Investees

We have amounts due from related parties representing loans, prepayment to certain investees and advances received by an investee on our behalf. As of February 28, 2019, we had $3.3 million current amounts due from related parties, and $1.7 million non-current amounts due from related parties. As of February 29, 2020, we had $3.6 million current amounts due from related parties.

We have amounts due to related parties in connection with investment payable and advanced service fees received from related parties. As of February 28, 2019, we had $24.4 million current amounts due to related parties, and $0.2 million non-current amounts due to related parties. As of February 29, 2020, we had $4.4 million current amounts due to related parties.

We incur services fees in connection with services provided by certain investees to us. For the years ended February 28/29, 2018, 2019 and 2020, respectively, we incurred services fees to related parties of $0.9 million, $1.9 million and $6.4 million.

We generate other revenue from related parties in connection with services provided by us. For the years ended February 28/29, 2018, 2019 and 2020, respectively, we generated other revenue from related parties of $1.0 million, $1.4 million and $4.1 million.

We purchase equipment from related parties used in our educational programs. For the year ended February 28/29, 2019 and 2020, respectively, we purchased equipment in an amount of $1.1 million and $0.1 million.

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

Litigation

On June 18, 2018 and July 17, 2018, two putative shareholder class action lawsuits were filed against our company and certain officers of our company in the U.S. District Court for the Southern District of New York. The putative class action lawsuits are captioned Lea v. TAL Education Group, et al. , Case No. 1:18-cv-05480-RWS (S.D.N.Y.) (filed on June 18, 2018); Extract v. TAL Education Group, et al. , Case No. 1:18-cv-06440 (filed on July 17, 2018). The plaintiffs seek to represent a class of persons who allegedly suffered damages as a result of their trading activities related to our ADSs from April 26 to June 13, 2018. The plaintiffs allege that certain press releases and financial statements made by our company during the alleged class period contained material misstatements and omissions in violation of the federal securities laws, and advances claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, 15 U.S.C. §§ 78(b) and 78t(a), and Rule 10b-5 promulgated thereunder, 17 C.F.R. § 240.10b-5 (2013). On September 27, 2018, the Court consolidated the two lawsuits as In re Tal Education Group Securities Litigation, Case No. 1: 18-cv-05480-LAP-KHP. On September 25, 2019, the United States District Court for the Southern District of New York granted the Company’s motion to dismiss the case in its entirety with prejudice. On February 7, 2020, plaintiffs filed their opening brief for the appeal. The Company filed a brief for defendants-appellees on May 28, 2020. On June 18, 2020, plaintiffs filed their reply brief for the appeal.

The action remains in its preliminary stages. We are defending the action vigorously. For risks and uncertainties relating to the pending case against us, please see “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-We have been named as a defendant in two putative shareholder class action lawsuits and are subject to SEC investigation which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

Internal Review and SEC Proceeding

Muddy Waters Capital LLC, an entity unrelated to us, issued a series of reports containing various allegations about us in June and July 2018. In response, the audit committee of our board of directors directed our internal audit team to conduct an internal review of such allegations. Our internal audit team's review was completed and uncovered no evidence which would support these allegations prior to the filing of our last annual report in 2019. To assist us responding to the requests from the SEC's Division of Enforcement, we authorized external professional advisers to conduct an internal review of certain allegations in the Muddy Waters reports; this internal review within the agreed scope was substantially completed in June 2020 uncovering no evidence which would support the allegations.

As we previously announced on April 7, 2020, during our routine internal auditing process, we discovered certain employee misconduct in relation to the “Light Class” business and upon such discovery, we immediately reported to the local police which resulted in a number of employees being taken into custody by the local police. In response, the audit committee of our board of directors directed external professional advisers to conduct an ongoing internal review. As of the date of this report, based on the agreed scope and procedures performed to date, we do not believe the internal review has uncovered material findings that would have a material adverse financial impact on our results of operations for the fiscal year 2020, except for the issues related to the "Light Class" business. The issues related to the "Light Class" business that we discovered and announced in April 2020 resulted in reversal of our net revenues and net income attributable to our company for the first nine months of fiscal year 2020 in the aggregate amount of US$86.1 million and US$26.6 million, respectively; after the above reversal, revenue from the “Light Class” business for our fiscal year 2020 was less than 1% of our total revenues for the year.

The SEC’s Division of Enforcement has sought the production of certain documents and records related to the transactions identified in the Muddy Water reports, the aforesaid internal reviews and related follow-up work, and other related information, as well as information regarding the "Light Class" business subsequent to our announcement. We are cooperating with the SEC. We cannot predict the timing, outcome or consequences of the SEC investigation.

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

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash needs. To pay dividends to us, our subsidiaries in China shall comply with the current PRC laws and regulations. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could limit our ability to pay dividends to holders of our ADSs and common shares.”

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

B.       Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, as amended from time to time, and the Companies Law (2020 Revision) of the Cayman Islands, which is referred to below as the Companies Law, and the common law of the Cayman Islands.

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

Conversion. Each Class B common share is convertible into one Class A common share at any time by the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances. Upon any transfer of Class B common shares by a holder thereof to any person or entity which is not an affiliate of such holder (as defined in our articles of association), such Class B common shares shall be automatically and immediately converted into an equal number of Class A common shares. In addition, if at any time, any of the persons who held Class B common shares immediately before our initial public offering and their affiliates collectively own less than 5% of the total number of the issued and outstanding Class B common shares, each issued and outstanding Class B common share owned by such Class B holder shall be automatically and immediately converted into one Class A common share.

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association allow our shareholders holding in aggregate not less than one-third of such of our issued shares as carries the right of voting at general meetings of our company to requisition an extraordinary general meeting of the shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. In addition, extraordinary general meetings may be convened by our board of directors on its own initiative.

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

Our board of directors may, in its sole discretion, decline to register any transfer of any common share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (e) the shares transferred are free of any lien in favor of us; or (f) a fee of such maximum sum as the New York Stock Exchange may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

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

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes, the rights attached to any such class may, subject to the rights and restrictions for the time being attached to any class, only be materially adversely varied or abrogated either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied or abrogated by the creation, allotment or issue of further shares ranking in priority to or pari passu with such previously existing shares, or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied or abrogated by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

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

In addition, the SAT issued a bulletin to provide more guidance on the implementation of the above circular. The bulletin clarified certain matters relating to resident status determination, post-determination administration and competent tax authorities. It also specifies that when provided with a copy of a PRC tax resident determination certificate from a resident PRC-controlled offshore incorporated enterprise, the payer shall not be required to withhold 10% income tax when paying the PRC-sourced dividends, interest and royalties to the PRC-controlled offshore incorporated enterprise. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals.

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

PFIC Considerations

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company (PFIC) for U.S. federal income tax purposes for any taxable year, if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rent, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account for determining the value of its assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

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

Accordingly, assuming that we are the owner of our VIEs and their respective subsidiaries, as applicable, for U.S. federal income tax purposes. Based on our income and assets and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended February 29, 2020 and do not anticipate becoming a PFIC for the foreseeable future. While we do not anticipate becoming a PFIC for the foreseeable future, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. If our market capitalization becomes less than anticipated, we may be classified as a PFIC for the current or future taxable years.

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

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are listed on the New York Stock Exchange, which is an established securities market in the United States, and are expected to qualify as readily tradable. Thus, we believe that we will be treated as a qualified foreign corporation with respect to dividends we pay on our ADSs, but there can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Since we do not expect that our ordinary shares will be listed on established securities markets, it is unclear whether dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. However, in the event that we are deemed to be a resident enterprise under the EIT Law, as discussed above under “-People’s Republic of China Taxation,” we may be eligible for the benefits of the U.S.-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and be treated as a qualified foreign corporation with respect to dividends paid on our ADSs or ordinary shares. Dividends received on our ADSs or common shares will not be eligible for the dividends-received deduction allowed to corporations under the Code. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances.

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

PFIC Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or common shares, unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or common shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or common shares. Under the PFIC rules:

●	the excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or common shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (a pre-PFIC year) will be taxable as ordinary income;
●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and
●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to (i) the interest income generated by excess cash invested in liquid investments, and (ii) the interest expense associated with our credit facilities. As of February 29, 2020, we had no other short-term or long-term borrowings.

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

We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. Currently, we do not have any derivative financial instruments to manage our interest risk exposure. As of February 28, 2019 and February 29, 2020, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount outstanding at February 29, 2020 under our credit facilities that bear floating interest was outstanding for the entire fiscal year, profit attributable to equity owner of our company would have been $14.5 million and $19.9 million higher/lower, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents, restricted cash and short-term investments.

Foreign Exchange Risk

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. After the PRC government changed its policy of pegging the value of Renminbi to the U.S. dollar in 2005, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

Moreover, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert Renminbi into U.S. dollars, depreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Assuming we had converted the U.S. dollar-denominated cash and cash equivalent, restricted cash and short investments balance of $779.0 million as of February 29, 2020 into RMB at the exchange rate of $1.00 for RMB6.99 as of February 29, 2020, this cash balance would have been RMB5,442.0 million. Assuming a 1.0% appreciation of the Renminbi against the U.S. dollar, this cash balance would have decreased to RMB5,388.0 million as of February 29, 2020.

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

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a share dividend or share split declared by us or an exchange of shares regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

●	a fee of $1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;
●	a fee of up to $0.05 per ADS for any cash distribution made pursuant to the deposit agreement;
●	a fee of up to $0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);
●	reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);
●	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;
●	share transfer or other taxes and other governmental charges;
●	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;
●	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and
●	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to contribute us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will contribute us, and the amount of contribution available to us is not entirely related to the amounts of fees the depositary collects from investors. For the fiscal year ended February 29, 2020, we have received $5.0 million after tax contribution from the depositary, which was paid to us for expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.     Controls and Procedures

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon this evaluation, our management has concluded that, as of February 29, 2020, our existing disclosure controls and procedures were not effective because of the material weakness in our internal control over financial reporting as described below.

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

Our management conducted an assessment of the design and operation effectiveness of our internal control over financial reporting as of February 29, 2020. In making this assessment, we used the criteria established within the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of February 29, 2020, our internal control over financial reporting was not effective due to a material weakness identified in our internal control over financial reporting as of February 29, 2020 in accordance with the standards established by the Public Company Accounting Oversight Board of the United States.

The material weakness identified relates to our failure to timely update our design on controls with a sufficient level of precision to prevent and detect misstatements related to our newly developed business. Specifically, the material weakness is a combination of control deficiencies surrounding Light Class business where transactions are conducted through agents, including: (1) lack of continuous and sufficient risk assessment and monitoring on the newly developed business along with the expansion of such business; (2) inadequate review over vendor selection and approval; (3) insufficient review over approval of supplemental agreements; (4) insufficient review over the business substance when approving expenditure payments by the operation department; and (5) insufficient monitoring over hospitality expenses incurred related to newly developed business in light of the higher risks of the potential FCPA violation. The material weakness has resulted in restatement of our unaudited quarterly financial statements for the periods ended May 31, August 31 and November 30, 2019, respectively, to reflect correction of errors which led to reversal of our net revenues and net income attributable to our Company for the first nine months of fiscal year 2020 in the aggregate amount of US$86.1 million and US$26.6 million, respectively.

We are implementing and will continue to implement a number of remediation measures to address the material weakness and the deficiencies that have been identified, including (1) establishing an internal control committee; (2) strengthening monitoring on newly developed businesses such as increase review frequency, reassess the appropriateness of the levels of aggregation and lower the review threshold for investigation; (3) heightening review of vendor selection, agreement approvals, and expenditure approvals such as enhance our review steps in analyzing vendor backgrounds, the substance of agreements entered and the reasonableness of expenditure paid; (4) reviewing and improving anti-corruption policies and measures, and developing enforcement measures for violations, including holding comprehensive regular and continuous integrity training sessions to educate all relevant personnel; (5) establishing communication protocols between the accounting and finance department and the business departments to facilitate updates of any changes in newly developed business in a timely manner.

We cannot assure you that we will be able to implement these measures to effectively remediate our material weakness, or that we will not identify any additional material weaknesses or significant deficiencies in the future. For risks and uncertainties related to our internal control, see “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business- Failure to maintain effective internal controls over financial reporting could cause us to inaccurately report our financial result or fail to prevent fraud and have a material adverse effect on our business, results of operations and the trading price of our ADSs."

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF TAL EDUCATION GROUP

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of TAL Education Group and its subsidiaries (the "Company"), as of February 29, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weakness identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of February 29, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended February 29, 2020, of the Company and our report dated June 30, 2020, expressed an unqualified opinion on those financial statements.

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

Material Weakness

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment: The Company failed to design and maintain effective controls with a sufficient level of precision to prevent and detect misstatements related to Light Class business. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended February 29, 2020, of the Company, and this report does not affect our report on such financial statements.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People’s Republic of China
June 30, 2020

Changes in Internal Control Over Financial Reporting

Except as disclosed under this Item, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

	For the Year Ended February 28/29,
	2019	2020

	(in thousands of $)
Audit fees(1)	1,358	1,757
Audit-related fees(2)	1,810	—
Tax fees(3)	121	180
All other fees(4)	63	97
(1)	“Audit fees” means the aggregate fees in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	“Audit-related fees” represents the aggregate fees billed for professional services rendered by our principal accounting firm for the assurance and related services.
(3)	“Tax fees” represents the aggregate fees for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.
(4)	“All other fees” means the aggregate fees in each of the fiscal years listed for finding and providing U.S. GAAP accounting guidance services rendered by our principal auditors.

All audit and non-audit services provided by our independent auditors must be pre-approved by our audit committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On October 24, 2011, our board of directors authorized a share repurchase program, whereby our company may repurchase of up to $50.0 million of our ADSs during the period from October 24, 2011 through October 23, 2012. The share repurchase program was publicly announced on October 25, 2011. On October 24, 2018, our board of directors authorized a share repurchase program, whereby our company may repurchase of up to $100.0 million of our ADSs during the period from October 24, 2018 through October 23, 2019. The share repurchase program was publicly announced on October 25, 2018. On April 28, 2020, our board of directors authorized the repurchase of up to US$500 million of our common shares over the following 12 months and the purchase of our common shares by certain members of our management to be carried out together with the repurchase program, both subject to the applicable rules under the Exchange Act.

We did not make any share purchases in the fiscal year ended February 29, 2020. The table below is a summary of the shares repurchased by us and our management in the open market since the beginning of fiscal year 2021.

				Approximate U.S.
			Total Number of	Dollar Value of
			ADSs Purchased as	ADSs that May Yet
	Total Number of	Average Price Paid	Part of Publicly	Be Purchased
Period	ADSs Purchased	Per ADS(1)	Announced Plan	Under the Plan
May 2020 (Company)	185,001	$53.23	185,001	490,151,691
May 2020 (Management)	36,000	$55.55	36,000	98,000,105
Total	221,001	$53.61	221,001	—
(1)	Effective on August 16, 2017, we adjusted the ratio of our ADSs to Class A common shares from one ADS representing two Class A common shares to three ADSs representing one Class A common share. The price shown here reflected the ratio at the time when repurchase took place.

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

2.4*	Description of Securities

4.1	2010 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

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
4.26

English translation of Powers of Attorney, dated October 26, 2015, by Beijing Lebai Education Consulting Co., Ltd. (incorporated by reference to Exhibit 4.26 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 29, 2016 (file No. 001-34900) filed with the Securities and Exchange Commission on May 31, 2016)

4.27

English translation of VIE Termination Agreement, dated July 2, 2015, by Beijing Century TAL Education Technology Co., Ltd., Beijing Dongfangrenli Science & Commerce Co., Ltd., Bangxin Zhang, Yachao Liu and Yunfeng Bai. (incorporated by reference to Exhibit 4.27 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 29, 2016 (file No. 001-34900) filed with the Securities and Exchange Commission on May 31, 2016)

4.31

Term and Revolving Credit Facilities Agreement dated February 1, 2019 for the Registrant arranged by Deutsche Bank AG, Singapore Branch as Coordinating Mandated Lead Arranger and Bookrunner and certain other parties (incorporated by reference to Exhibit 4.31 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 28, 2019 (file No. 001-34900) filed with the Securities and Exchange Commission on May 16, 2019)

4.32

English translation of the Contract for Assignment of State-owned Construction Land Use Right dated December 10, 2018, by the affiliate of the Registrant and the assignor named therein, and the Supplement Agreement to Land Assignment between the same parties (incorporated by reference to Exhibit 4.32 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 28, 2019 (file No. 001-34900) filed with the Securities and Exchange Commission on May 16, 2019)

4.33

English translation of the Land Development and Construction Compensation Agreement dated November 26, 2018 (incorporated by reference to Exhibit 4.31 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 28, 2019 (file No. 001-34900) filed with the Securities and Exchange Commission on May 16, 2019)

4.34*	English translation of the Fixed Asset Syndicated Loan Contract dated December 19, 2019

4.35*

English translation of the Procurement Construction Contract of TAL Changping Education Park Project by Shidai TAL Education Technology (Beijing) Co., Ltd. and Beijing Construction Engineering Group Co., Ltd.

4.36*

English translation of the Construction Contract of TAL Zhenjiang Education Base Phase I Construction Project, dated December 11, 2019, by TAL Education Technology (Jiangsu) Co., Ltd. and China Construction Eighth Engineering Division Corp.Ltd.

4.37*	2020 Share Incentive Plan

8.1*	List of Subsidiaries and Consolidated Affiliated Entities

11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of the Registrant’s Registration Statement on Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Tian Yuan Law Firm

15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.3*	Consent of Maples and Calder (Hong Kong) LLP

101.INS*	Inline XBRL Instance Document- The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Documen

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Documen

104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*     Filed herewith

**   Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TAL EDUCATION GROUP

By:	/s/ Bangxin Zhang
Name: Bangxin Zhang
Title: Director and Chief Executive Officer

Date: June 30, 2020

TAL EDUCATION GROUP

Consolidated Financial Statements and Report

of Independent Registered Public Accounting Firm

For the years ended February 28, 2018, 2019 and February 29, 2020

TAL EDUCATION GROUP

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF TAL EDUCATION GROUP

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TAL Education Group and its subsidiaries (the "Company") as of February 29, 2020 and February 28, 2019, the related consolidated statements of operations, comprehensive income/(loss), changes in equity and cash flows for each of the three years in the period ended February 29, 2020, and the related notes and the financial statement schedule listed in Schedule I (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of February 29, 2020 and February 28, 2019, and the results of its operations and its cash flows for each of the three years in the period ended February 29, 2020, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of February 29, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 30, 2020, expressed an adverse opinion on the Company's internal control over financial reporting because of a material weakness.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF TAL EDUCATION GROUP - CONTINUED

Critical Audit Matters - continued

Goodwill - Refer to Notes 3 and 9 to the financial statements

Critical Audit Matter Description

The Company’s goodwill impairment assessment involves the comparison of the fair value of each reporting unit to its carrying value. The Company used the discounted cash flow model to estimate fair value of the reporting units, which requires management to make significant estimates and assumptions related to discount rates and forecasts of future revenues and operating margins. Changes in these assumptions could have a significant impact on either the fair value, the amount of any goodwill impairment charge, or both.

The goodwill carrying value as of February 29, 2020 was $378.9 million, which was allocated to specific reporting units. The fair value of the Company’s reporting units exceeded their respective carrying values as of the measurement date except for one reporting unit which resulted in an impairment charge at $29.0 million.

We identified impairment assessment on goodwill as a critical audit matter for certain reporting units because of their underlying performance as well as the significant estimates and assumptions management makes to estimate their fair values. This required a high degree of auditor judgment and an increased extent of effort, including the need to engage our valuation specialists, when performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions relating to discount rates, forecasts of future revenues, and operating margins.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the forecasts of future revenues, operating margins and the determination of discount rates for the reporting units included the following, among others:

●	We tested the effectiveness of controls over management’s goodwill impairment assessment, including those over the fair value estimate of the reporting units, such as controls related to management’s determination of the discount rates, forecasts of future revenues and operating margins.

●	We evaluated management’s ability to appropriately forecast future revenues and operating margins by comparing actual results to management’s historical forecasts.

●	We evaluated the reasonableness of management’s forecasts by comparing the forecasts to (1) historical results, and (2) future business plans, developed by the management, of the reporting units.

●	We evaluated the competency, capability and objectivity of the independent external valuer assisting the Company in the goodwill impairment assessment.

●	With the assistance of our valuation specialists, we evaluated the reasonableness of the (1) valuation methodology and (2) discount rates by testing the mathematical accuracy of the calculations and the source information underlying the determination of the discount rate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF TAL EDUCATION GROUP - CONTINUED

Critical Audit Matters - continued

Fair Value of Level 3 Available-for-sale Investments - Refer to Note 15 to the financial statements

Critical Audit Matter Description

The Company has financial assets in which the fair values are based on complex valuation models with unobservable inputs. Under accounting principles generally accepted in the United States of America, these financial instruments are generally classified as Level 3 assets. As of February 29, 2020, the carrying value of the Company's financial instruments measured at fair value that are classified as Level 3 amounted to $310.8 million, including investments accounted for available-for-sale investments of $303.6 million.

Unlike the fair value of other assets that are readily observable and therefore more easily corroborated, the valuation of Level 3 available-for-sale investments is inherently subjective, and often involves the use of valuation techniques and key unobservable inputs.

As such, we identified assessing the fair value of Level 3 available-for-sale investments as a critical audit matter because of the complex valuation models and unobservable inputs management uses to estimate their fair values. This required a high degree of auditor judgment and an increased extent of effort, including the need to engage our valuation specialists who possess significant quantitative and modeling expertise, to audit and evaluate the appropriateness of these models and inputs.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures surrounding the complex valuation models and unobservable inputs used by management to estimate the fair value of Level 3 available-for-sale investments included the following, among others:

●	We tested the effectiveness of controls over management’s fair value estimate of Level 3 financial instruments.

●	We evaluated management’s ability to appropriately estimate fair value by comparing management’s historical estimates to actual results.

●	We assessed the consistency by which management has applied significant unobservable valuation assumptions.

●	With the assistance of our valuation specialists, we evaluated the reasonableness of the valuation models and key inputs used by the management, and tested the mathematical accuracy of the fair value calculations.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People's Republic of China

June 30, 2020

We have served as the Company's auditor since 2008.

TAL EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

	As of	As of
	February 28,	February 29,
	2019	2020

ASSETS

Current assets
Cash and cash equivalents	$1,247,140	$1,873,866
Restricted cash-current	9,227	28,084
Short-term investments	268,424	345,457
Inventory	7,750	25,832
Amounts due from related parties-current	3,341	3,642
Income tax receivables	7,204	11,548
Prepaid expenses and other current assets	202,630	207,352

Total current assets	1,745,716	2,495,781

Restricted cash-non-current	7,334	13,235
Amounts due from related parties-non-current	1,747	—
Property and equipment, net	287,877	366,656
Deferred tax assets	29,179	79,534
Rental deposits	56,135	72,721
Intangible assets, net	74,776	58,985
Land use rights, net	—	204,853
Goodwill	414,228	378,913
Long-term investments	850,695	571,601
Long-term prepayments and other non-current assets	267,404	85,275
Operating lease right-of-use assets	—	1,243,692

Total assets	$3,735,091	$5,571,246

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of $98,436 and $104,231 as of February 28, 2019 and February 29, 2020, respectively)	$106,493	$117,770
Deferred revenue-current (including deferred revenue-current of the consolidated VIEs without recourse to TAL Education Group of $401,027 and $733,253 as of February 28, 2019 and February 29, 2020, respectively)	433,610	780,167
Amounts due to related parties-current (including amounts due to related parties-current of the consolidated VIEs without recourse to TAL Education Group of $18,504 and $4,264 as of February 28, 2019 and February 29, 2020, respectively)	24,375	4,361
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to TAL Education Group of $291,728 and $470,519 as of February 28, 2019 and February 29, 2020, respectively)	365,195	552,650
Income tax payable (including income tax payable of the consolidated VIEs without recourse to TAL Education Group of $36,670 and $43,233 as of February 28, 2019 and February 29, 2020, respectively)	38,743	46,650
Short-term debt and current portion of long-term debt (including short-term debt and current portion of long-term debt of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2019 and February 29, 2020, respectively)	210,027	—
Bond payable, current portion (including bond payable, current portion of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2019 and February 29, 2020, respectively)	5,275	—

TAL EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

	As of	As of
	February 28,	February 29,
	2019	2020
Operating lease liabilities, current portion (including operating lease liabilities, current portion of the consolidated VIEs without recourse to TAL Education Group of nil and $276,712 as of February 28, 2019 and February 29, 2020, respectively)	—	304,960
Total current liabilities	1,183,718	1,806,558
Deferred revenue-non-current (including deferred revenue-non-current of the consolidated VIEs without recourse to TAL Education Group of $2,497 and $833 as of February 28, 2019 and February 29, 2020, respectively)	2,497	833
Amounts due to related parties-non-current (including amounts due to related parties-non-current of the consolidated VIEs without recourse to TAL Education Group of $106 and nil as of February 28, 2019 and February 29, 2020, respectively)	196	—
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to TAL Education Group of $16,951 and $7,197 as of February 28, 2019 and February 29, 2020, respectively)	17,738	7,789
Long-term debt (including long-term debt of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2019 and February 29, 2020, respectively)	—	261,950
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to TAL Education Group of $465 and nil as of February 28, 2019 and February 29, 2020, respectively)	465	—
Operating lease liabilities, non-current portion (including operating lease liabilities, non-current portion of the consolidated VIEs without recourse to TAL Education Group of nil and $883,603 as of February 28, 2019 and February 29, 2020, respectively)	—	949,919

Total liabilities	1,204,614	3,027,049

Commitments and contingencies (Note 21)

Equity
Class A common shares ($0.001 par value; 500,000,000 shares authorized, 126,501,071 shares and 132,895,675 shares issued and outstanding as of February 28, 2019 and February 29, 2020, respectively)	127	133
Class B common shares ($0.001 par value; 500,000,000 shares authorized, 70,556,000 shares and 66,941,204 shares issued and outstanding as of February 28, 2019 and February 29, 2020, respectively)	71	67
Class A common shares issuable	1,977	—
Additional paid-in capital	1,485,521	1,675,640
Statutory reserve	58,690	82,712
Retained earnings	920,314	786,097
Accumulated other comprehensive income / (loss)	17,047	(28,913)

Total TAL Education Group shareholders' equity	2,483,747	2,515,736

Noncontrolling interests	46,730	28,461

Total equity	2,530,477	2,544,197

Total liabilities and equity	$3,735,091	$5,571,246

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29,
	2018	2019	2020

Net revenues	$1,715,016	$2,562,984	$3,273,308
Cost of revenues	(882,316)	(1,164,454)	(1,468,569)

Gross profit	832,700	1,398,530	1,804,739

Operating expenses
Selling and marketing	(242,102)	(484,000)	(852,808)
General and administrative	(386,287)	(579,672)	(794,957)
Impairment loss on intangible assets and goodwill	(358)	—	(28,998)

Total operating expenses	(628,747)	(1,063,672)	(1,676,763)

Government subsidies	4,651	6,724	9,467

Income from operations	208,604	341,582	137,443

Interest income	39,837	59,614	72,991
Interest expense	(16,640)	(17,628)	(11,820)
Other income / (loss)	17,406	131,727	(95,297)
Impairment loss on long-term investments	(2,213)	(58,091)	(153,970)

Income / (loss) before provision for income tax and loss from equity method investments	246,994	457,204	(50,653)

Income tax expense	(44,653)	(76,504)	(69,328)
Loss from equity method investments	(7,678)	(16,186)	(7,670)

Net income / (loss)	194,663	364,514	(127,651)

Add: Net loss attributable to noncontrolling interests shareholders	3,777	2,722	17,456

Net income / (loss) attributable to TAL Education Group’s shareholders	$198,440	$367,236	$(110,195)

Net income / (loss) per common share
Basic	$1.13	$1.93	$(0.56)
Diluted	$1.03	$1.83	$(0.56)

Weighted average shares used in calculating net income / (loss) per common share
Basic	174,979,574	189,951,643	198,184,370
Diluted	194,331,305	200,224,934	198,184,370

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME /(LOSS)

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29
	2018	2019	2020

Net income / (loss)	$194,663	$364,514	$(127,651)
Other comprehensive income / (loss), net of tax
Foreign currency translation adjustment	47,469	(35,823)	(48,947)
Unrealized gains on available-for-sale investments:
Net unrealized gains on available-for-sale investments, net of tax effect of $10,007, $2,018 and $(2,371) for the years ended February 28, 2018, 2019 and , February 29, 2020, respectively	34,556	15,837	1,122
Less: Transfer to statements of operations of realized gains on available-for-sale investments, net of tax effect of nil, nil and nil for the years ended February 28, 2018, 2019 and February 29, 2020	(4,245)	(96,251)	—

Other comprehensive income / (loss)	77,780	(116,237)	(47,825)

Comprehensive income / (loss)	272,443	248,277	(175,476)
Add: Comprehensive loss attributable to noncontrolling interests shareholders	2,453	3,681	19,321

Comprehensive income / (loss) attributable to TAL Education Group’s shareholders	$274,896	$251,958	$(156,155)

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

										Total TAL
					Class A				Accumulated	Education
					common	Additional			other	Group	Non-
	Class A Common shares		Class B Common shares		shares	paid-in	Statutory	Retained	comprehensive	shareholders’	controlling	Total
	Shares	Amount	Shares	Amount	Issuable	capital	reserve	earnings	income / (loss)	equity	interest	equity

Balance as of February 28, 2017	93,130,615	$93	71,456,000	$72	—	$141,968	$28,407	$417,836	$55,869	$644,245	$36,619	$680,864
Conversion of Class B common shares to Class A common shares	900,000	1	(900,000)	(1)	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	198,440	—	198,440	(3,777)	194,663
Provision for statutory reserve	—	—	—	—	—	—	9,908	(9,908)	—	—	—	—
Issuance of common shares in connection with vesting of non-vested shares	2,314,190	2	—	—	—	(14,000)	—	—	—	(13,998)	—	(13,998)
Share-based compensation	—	—	—	—	—	47,150	—	—	—	47,150	—	47,150
Exercise of share options	76,491	—	—	—	—	2,127	—	—	—	2,127	—	2,127
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	46,145	46,145	1,324	47,469
Net unrealized gains on available-for-sale investments, net of tax effect of $10,007	—	—	—	—	—	—	—	—	34,556	34,556	—	34,556
Conversion of convertible bond to Class A common shares	16,380,780	16	—	—	—	214,406	—	—	—	214,422	—	214,422
Business acquisitions (Note 3)	—	—	—	—	—	—	—	—	—	—	3,643	3,643
Purchase of noncontrolling interests of consolidated subsidiaries (Note 18)	135,264	—	—	—	—	(6,928)	—	—	—	(6,928)	(18,113)	(25,041)
Transfer to statements of operations of realized gains on available-for-sale investments, net of tax effect of nil	—	—	—	—	—	—	—	—	(4,245)	(4,245)	—	(4,245)
Capital injection from noncontrolling interests shareholders	—	—	—	—	—	—	—	—	—	—	20	20
Class A Common shares issued under private placement (Note 18)	5,464,481	6	—	—	—	499,994	—	—	—	500,000	—	500,000
Cash dividend to shareholders (Note 26)	—	—	—	—	—	—	—	(41,166)	—	(41,166)	—	(41,166)
Balance as of February 28, 2018	118,401,821	$118	70,556,000	$71	—	$884,717	$38,315	$565,202	$132,325	$1,620,748	$19,716	$1,640,464
Net income	—	—	—	—	—	—	—	367,236	—	367,236	(2,722)	364,514
Provision for statutory reserve	—	—	—	—	—	—	20,375	(20,375)	—	—	—	—
Issuance of common shares in connection with vesting of non-vested shares	2,073,711	2	—	—	—	(2)	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	76,720	—	—	—	76,720	—	76,720
Exercise of share options	232,024	1	—	—	—	3,296	—	—	—	3,297	—	3,297
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(34,864)	(34,864)	(959)	(35,823)
Net unrealized gains on available-for-sale investments, net of tax effect of $2,018	—	—	—	—	—	—	—	—	15,837	15,837	—	15,837
Conversion of convertible bond to Class A common shares	443,091	1	—	—	—	5,799	—	—	—	5,800	—	5,800
Exercise of capped call option	—	—	—	—	—	13,270	—	—	—	13,270	—	13,270
Business acquisitions (Note 3)	20,502	—	—	—	1,977	1,726	—	—	—	3,703	29,658	33,361
Transfer to statements of operations of gains recognized for available-for-sale investments, net of tax effect of nil	—	—	—	—	—	—	—	—	(96,251)	(96,251)	—	(96,251)
Capital injection from noncontrolling interests shareholders	—	—	—	—	—	—	—	—	—	—	15	15
Class A Common shares issued under private placement (Note 18)	5,329,922	5	—	—	—	499,995	—	—	—	500,000	—	500,000
Cumulative effect of initially applying new standard (Note 2)	—	—	—	—	—	—	—	8,251	—	8,251	1,022	9,273
Balance as of February 28, 2019	126,501,071	$127	70,556,000	$71	$1,977	$1,485,521	$58,690	$920,314	$17,047	$2,483,747	$46,730	$2,530,477
Conversion of Class B common shares to Class A common shares	3,614,796	4	(3,614,796)	(4)	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	(110,195)	—	(110,195)	(17,456)	(127,651)
Provision for statutory reserve	—	—	—	—	—	—	24,022	(24,022)	—	—	—	—
Issuance of common shares in connection with vesting of non-vested shares	2,239,239	2	—	—	—	(2)	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	116,703	—	—	—	116,703	—	116,703
Exercise of share options	114,793	—	—	—	—	2,550	—	—	—	2,550	—	2,550
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(47,082)	(47,082)	(1,865)	(48,947)
Net unrealized gains on available-for-sale investments, net of tax effect of $(2,371)	—	—	—	—	—	—	—	—	1,122	1,122	—	1,122
Conversion of convertible bond to Class A common shares	401,074	—	—	—	—	5,250	—	—	—	5,250	—	5,250
Exercise of capped call option	—	—	—	—	—	66,346	—	—	—	66,346	—	66,346
Acquisition of noncontrolling interests	—	—	—	—	—	(672)	—	—	—	(672)	(1,755)	(2,427)
Business acquisitions	24,702	—	—	—	(1,977)	2,741	—	—	—	764	—	764
Capital injection from noncontrolling interests shareholders	—	—	—	—	—	(2,797)	—	—	—	(2,797)	2,807	10
Balance as of February 29, 2020	132,895,675	$133	66,941,204	$67	—	$1,675,640	$82,712	$786,097	$(28,913)	$2,515,736	$28,461	$2,544,197

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29,
	2018	2019	2020

Cash flows from operating activities
Net income / (loss)	$194,663	$364,514	$(127,651)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities
Depreciation of property and equipment	50,907	76,669	99,511
Amortization of intangible assets	8,307	12,166	15,677
Amortization of land use rights	—	—	2,804
Loss on disposal of property and equipment	48	187	934
Share-based compensation	47,150	77,277	117,943
Impairment loss on operating assets, intangible assets and goodwill	701	2,569	63,420
Impairment loss on long-term investments	2,213	58,091	153,970
Loss from equity method investments	7,678	16,186	7,670
(Gain) / loss from fair value change of investments	(937)	(16,394)	104,239
Gain recognized for the conversion of debt securities to equity securities	—	(95,491)	—
Gain from remeasuring fair value of previously held equity interests upon business acquisitions	—	(26,397)	—
Gain from disposal of long-term investments	(9,026)	(3,363)	(25,002)
Changes in operating assets and liabilities
Inventory	(2,498)	(2,368)	(18,333)
Amounts due from related parties	369	(690)	(1,589)
Prepaid expenses and other current assets	(47,295)	(34,584)	(24,981)
Income tax receivables	(12,848)	7,889	(4,344)
Deferred income taxes	5,181	(19,786)	(58,339)
Rental deposits	(14,673)	(8,745)	(16,587)
Other non-current assets	(195)	1,033	256
Accounts payable	30,978	49,286	693
Deferred revenue	323,050	(407,150)	343,555
Amounts due to related parties	3,133	610	424
Accrued expenses and other current liabilities	105,232	117,796	204,352
Income tax payable	(6,845)	25,056	7,906
Operating lease right-of-use assets	—	—	(218,829)
Operating lease liability	—	—	228,151
Net cash provided by operating activities	685,293	194,361	855,850

Cash flows from investing activities
Loan to third parties	(5,531)	(33,700)	(13,590)
Repayment of loan to third parties	74,902	5,231	—
Loan to related parties	(2,641)	(3,989)	(31,681)
Repayment of loan to related parties	2,759	2,322	2,146
Loan to employees	(5,918)	(2,660)	(2,373)
Repayment of loan to employees	5,762	6,269	5,486
Prepayment for investments	(43,572)	(2,562)	(18,489)
Prepayments for purchase of land use rights	—	(209,865)	(6,780)
Purchase of property and equipment	(126,344)	(138,406)	(178,071)
Purchase of intangible assets	(2,079)	(6,738)	(3,213)
Purchase of short-term investments	(1,197,155)	(581,204)	(546,747)
Proceeds from maturity of short-term investments	657,532	1,103,252	517,001
Proceeds from disposal of property and equipment	928	1,709	543
Business acquisitions, net of cash acquired	(14,009)	(66,921)	(7,026)
Payments for long-term investments	(196,559)	(243,542)	(117,508)
Proceeds from disposal of long-term investments	19,352	4,220	61,487

Net cash used in investing activities	(832,573)	(166,584)	(338,815)

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS- continued

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29,
	2018	2019	2020

Cash flows from financing activities
Net proceeds from long-term debt and short-term debt	—	189,932	270,000
Repayment of long-term debt and short-term debt	—	(205,000)	(209,308)
Payment for upfront fee in related to long term debt (Note 14)	—	(12,600)	—
Payments for purchasing noncontrolling interests	(18,832)	(4,407)	(5,183)
Cash dividend to shareholders (Note 26)	(41,166)	—	—
Capital injection from noncontrolling interests shareholders	20	15	10
Cash received from exercise of capped call option (Note 13)	—	6,369	73,247
Proceeds from private placement (Note 18)	500,000	500,000	—
Proceeds from exercise of share options	2,127	710	2,490
Repayment of convertible bond	—	—	(25)
Cash paid for employee taxes on withheld shares from share-based awards	(13,998)	—	—

Net cash provided by financing activities	428,151	475,019	131,231

Effect of exchange rate changes	(31,785)	33,208	3,218

Net increase in cash, cash equivalents and restricted cash	249,086	536,004	651,484

Cash, cash equivalents and restricted cash at the beginning of year	478,611	727,697	1,263,701

Cash, cash equivalents and restricted cash at the end of year	727,697	1,263,701	1,915,185

Supplemental disclosure of cash flow information:
Interest paid	$13,805	$12,556	$6,707
Income tax paid	71,021	61,811	122,266

Non-cash investing and financing activities:
Payable for purchase of property and equipment	$9,923	$8,466	$24,145
Payable for purchase of intangible assets	3,450	2,688	1,436
Payable for investments and acquisitions	14,276	38,630	404
Conversion of convertible bond to Class A common shares	214,422	5,800	5,250
Class A Common shares issued and issuable for business acquisitions	—	3,703	—
Class A Common shares issued for purchase of noncontrolling interests	10,887	—	—
Receivable for exercise of capped call option	—	6,901	—

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

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

The Company, its subsidiaries, its consolidated VIEs and VIEs’ subsidiaries and schools are collectively referred to as the “Group”.

As of February 29, 2020, details of the Company’s major subsidiaries, VIEs and VIEs’ subsidiaries and schools are as follows:

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Later of date of incorporation or acquisition	Place of incorporation (or establishment) /operation	Percentage of legal ownership	Principal activities	Nature of company
Firstleap Education (HK) Limited (“Firstleap Hong Kong”)	January 22, 2016	Hong Kong	100%	Intermediate holding company	Subsidiary
Beijing Lebai Information Consulting Co., Ltd. (“Lebai Information”)	January 22, 2016	Beijing	100%	Education and management consulting service	Subsidiary
Beijing Yizhen Xuesi Education Technology Co., Ltd. (“Yizhen Xuesi”)	November 3, 2016	Beijing	100%	Software and Network development,sales and consulting service	Subsidiary
Beijing Xueersi Education Technology Co., Ltd. (“Xueersi Education”)	December 31, 2005	Beijing	N/A*	Sales of educational materials and products	VIE
Beijing Xueersi Network Technology Co., Ltd. (“Xueersi Network”)	August 23, 2007	Beijing	N/A*	Technology development and Educational consulting service	VIE
Xinxin Xiangrong Education Technology (Beijing) Co., Ltd. (“Xinxin Xiangrong”)	June 23, 2015	Beijing	N/A*	Technology development and Educational consulting service	VIE
Beijing Lebai Education Consulting Co., Ltd. (“Lebai Education”)	January 22, 2016	Beijing	N/A*	Educational consulting service	VIE
Beijing Haidian District Xueersi Training School ("Beijing Haidian School" )	July 3, 2006	Beijing	N/A*	After-school tutoring for primary and secondary school students	VIE’s subsidiaries and schools
Beijing Xicheng District Xueersi Training School ("Beijing Xicheng School" )	April 2, 2009	Beijing	N/A*	After-school tutoring for primary and secondary school students	VIE’s subsidiaries and schools
Beijing Haidian District Lejiale Training School ("Beijing Haidian Lejiale" )	March 22, 2010	Beijing	N/A*	After-school tutoring for primary and secondary school students	VIE’s subsidiaries and schools
Beijing Chaoyang District Xueersi Training School ("Beijing Chaoyang School")	January 17, 2011	Beijing	N/A*	After-school tutoring for primary and secondary school students	VIE’s subsidiaries and schools
Beijing Xueersi Nanjing Education Technology Co., Ltd. ("Beijing Xueersi Nanjing Education")	January 24, 2011	Beijing	N/A*	Educational consulting service	VIE’s subsidiaries and schools

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Later of date of incorporation or acquisition	Place of incorporation (or establishment) /operation	Percentage of legal ownership	Principal activities	Nature of company

Shanghai Xueersi Education Training Co., Ltd. ("Shanghai Education")	July 2, 2009	Shanghai	N/A*	Educational information consulting and educational software development	VIE’s subsidiaries and schools
Shenzhen Xueersi Education Technology Co., Ltd. ("Shenzhen Education")	December 22, 2009	Shenzhen	N/A*	Teaching software research, and development	VIE’s subsidiaries and schools
Wuhan Jiang’an District Xueersi Education Training School ("Wuhan Jiang’an School")	December 16, 2010	Wuhan	N/A*	After-school tutoring for primary and secondary school students	VIE’s subsidiaries and schools
Zhengzhou Jinshui District Xueersi Education Training School ("Zhengzhou Jinshui School")	June 18, 2012	Zhengzhou	N/A*	After-school tutoring for primary and secondary school students	VIE's subsidiaries and schools
Guangzhou Tianhe District Xueersi Training Center ("Guangzhou Tianhe School")	July 12, 2012	Guangzhou	N/A*	After-school tutoring for primary and secondary school students	VIE’s subsidiaries and schools
Guangzhou Yuexiu District Xueersi Training School ("Guangzhou Yuexiu School")	March 20, 2013	Guangzhou	N/A*	After-school tutoring for primary and secondary school students	VIE’s subsidiaries and schools
Nanjing Xueersi Education Training School ("Nanjing School")	April 19, 2013	Nanjing	N/A*	After-school tutoring for primary and secondary school students	VIE's subsidiaries and schools
Shenzhen Xueersi Training Center ("Shenzhen School")	November 12, 2013	Shenzhen	N/A*	After-school tutoring for primary and secondary school students	VIE’s subsidiaries and schools

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Later of date of incorporation or acquisition	Place of incorporation (or establishment) /operation	Percentage of legal ownership	Principal activities	Nature of company
Hangzhou Xueersi Training School ("Hangzhou School")	November 14, 2013	Hangzhou	N/A*	After-school tutoring for primary and secondary school students	VIE’s subsidiaries and schools
Xi’an Beilin District Xueersi Education Training Center ("Xi'an Beilin School")	April 2, 2015	Xi’an	N/A*	After-school tutoring for primary and secondary school students	VIE’s subsidiaries and schools
Xi’an Yanta District Xueersi Training Center ("Xi'an Yanta School")	September 22, 2016	Xi’an	N/A*	After-school tutoring for primary and secondary school students	VIE’s subsidiaries and schools
TAL Training School (Shanghai) Co., Ltd. (“TAL Shanghai”)	February 20, 2019	Shanghai	N/A*	After-school tutoring for primary and secondary school students	VIE’s subsidiaries and schools

* These entities are controlled by the Company pursuant to the contractual arrangements disclosed below.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements

Due to PRC legal restrictions on foreign ownership and investment in the education business in China, aside from the Group’s small portion of personalized premium tutoring services in Beijing conducted by the Company’s wholly owned PRC subsidiaries, Huanqiu Zhikang and Zhixuesi Beijing, the Group provides most of its services in the PRC through its VIEs including Xueersi Education, Xueersi Network, Xinxin Xiangrong, Lebai Education and their subsidiaries and schools.

To provide the Company the power to control and the ability to receive the expected residual returns of the VIEs and their subsidiaries and schools, the Company's wholly owned subsidiary, TAL Beijing, entered into a series of contractual arrangements with Xueersi Education, Xueersi Network and their respective shareholders on February 12, 2009 and August 12, 2009, including exclusive business service agreements, which were superseded by the Exclusive Business Cooperation Agreement entered into on June 25, 2010. TAL Beijing also entered into a series of contractual arrangements with Xinxin Xiangrong on August 4, 2015. The Company acquired Firstleap during fiscal year 2016. Lebai Information, a wholly owned PRC subsidiary of Firstleap, entered into a series of contractual arrangements on October 26, 2015 with Lebai Education and its sole shareholder. After the acquisition, Xueersi Education, a VIE of the Group became the sole shareholder of Lebai Education.

The VIEs and their subsidiaries and schools hold various licenses upon which the Group’s business depends. A substantial majority of the Group’s employees who provide the Group’s services are hired by the VIEs and their subsidiaries and schools, and the VIEs and their subsidiaries and schools lease a substantial portion of the properties upon which the Group’s services are delivered. The net revenue from the VIEs and their subsidiaries and schools accounted for 93.4% of the Group’s total net revenue for the fiscal year ended February 29, 2020.

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

Series of exclusive technology support and service agreements: Pursuant to Exclusive Business Cooperation Agreement entered into on June 25, 2010, by and among TAL Beijing, Xueersi Education, Xueersi Network, and the shareholders of Xueersi Education and Xueersi Network, TAL Beijing or its designated affiliates have the exclusive right to provide each of Xueersi Education and Xueersi Network and their subsidiaries and schools comprehensive intellectual property licensing and various technical and business support services. Pursuant to the Exclusive Business Service Agreement entered into by and among group TAL Beijing, Xinxin Xiangrong and its shareholders on August 4, 2015, TAL Beijing and its designated affiliates have the exclusive right to provide Xinxin Xiangrong and its subsidiaries and schools (if any) comprehensive intellectual property licensing and various technical and business support services. The agreements are effective within the operation term of TAL Beijing, its subsidiaries and schools according to PRC Law, unless earlier terminated by mutual agreement of all parties.

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

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

The services under each of these agreements include, but are not limited to, employee training, technology development, transfer and consulting services, public relation services, market survey, research and consulting services, market development and planning services, human resource and internal information management, network development, upgrade and ordinary maintenance services, and software and trademark licensing and other additional services as the parties may mutually agree from time to time. TAL Beijing, Lebai Information or their designated affiliates, owns the exclusive intellectual property rights developed in the performance of these agreements. As consideration for these services, TAL Beijing, Lebai Information or their designated affiliates are entitled to charge the VIEs and VIEs’ subsidiaries and schools service fees annually or regularly, and adjust the service fee rates from time to time at their discretion.

Call option agreement: Pursuant to the call option agreement entered into on February 12, 2009, by and among TAL Beijing, Xueersi Education, Xueersi Network and their respective shareholders, the respective shareholders of Xueersi Education and Xueersi Network unconditionally and irrevocably granted TAL Beijing or its designated party an exclusive option to purchase from Xueersi Education and Xueersi Network’ shareholders, to the extent permitted under PRC law, part of or all the equity interests in Xueersi Education and Xueersi Network, as the case may be, for the minimum amount of consideration permitted by the applicable law without any other conditions.

TAL Beijing, Xinxin Xiangrong and the shareholders of Xinxin Xiangrong have entered into a call option agreement on August 4, 2015. Lebai Information, Lebai Education and the sole shareholder of Lebai Education have entered into a call option agreement on October 26, 2015, the terms of which are substantially the same as the call option agreement summarized above.

Under each of these agreements, TAL Beijing or Lebai Information has the sole discretion to decide when to exercise the option, and whether to exercise the option in part or in full. Unless terminated early by mutual agreement of all parties, these agreements shall remain effective until TAL Beijing and Lebai Information exercise their purchase right to purchase all the VIEs’ equity interests according to these agreements.

Equity pledge agreement: Pursuant to the equity pledge agreements, dated on February 12, 2009, by and among TAL Beijing, Xueersi Education, Xueersi Network and the respective shareholders of Xueersi Education and Xueersi Network, and supplemental agreements, dated on June 25, 2010, by and among TAL Beijing, Xueersi Education, Xueersi Network and their respective shareholders, the shareholders of Xueersi Education and Xueersi Network unconditionally and irrevocably pledged all of their equity interests, including the right to receive declared dividends and the voting rights, in the Xueersi Education and Xueersi Network to TAL Beijing to guarantee Xueersi Education and Xueersi Network’s performance of their obligations under the exclusive technology support and service agreements. The shareholders of Xueersi Education and Xueersi Network agree that, without prior written consent of TAL Beijing, they will not transfer or dispose the pledged equity interests or create or allow any encumbrance on the pledged equity interests that would prejudice TAL Beijing’s interest.

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

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

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

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Deed of undertaking: On June 24, 2013 and July 29, 2013, the Company and Mr. Bangxin Zhang executed a deed of undertaking dated June 24, 2013 and a side letter dated July 29, 2013, respectively (collectively, the “Deed”). Pursuant to the Deed, Mr. Bangxin Zhang has irrevocably covenanted and undertaken to the Company that:

●	as long as Mr. Bangxin Zhang owns shares in the Company, whether legally or beneficially, and directly or indirectly (including shares held through Mr. Bangxin Zhang’s personal holding company Bright Unison Limited or any other company, trust, nominee or agent, if any), representing more than 50% of the aggregate voting power of the then total issued and outstanding shares of the Company;
●	Mr. Bangxin Zhang will not, directly or indirectly, (i) request or call any meeting of shareholders for the purpose of removing or replacing any of existing directors or appointing any new director, or (ii) propose any resolution at any of shareholders meetings to remove or replace any of existing directors or appoint any new director; and should any meeting of shareholders be called by the board of directors or requisitioned or called by shareholders for the purpose of removing or replacing any of the directors or appointing any new director, or if any resolution is proposed at any of shareholder meetings to remove or replace any of the directors or appoint any new director, the maximum number of votes which Mr. Bangxin Zhang will be permitted to exercise shall be equal to the total aggregate number of votes of the then total issued and outstanding shares of the Company held by all members of the Company, other than shares which are owned, whether legally or beneficially, and directly or indirectly by Mr. Bangxin Zhang, less one vote; and
●	Mr. Bangxin Zhang will not cast any votes he has as a director or shareholder (if applicable) on any resolutions or matters concerning enforcing, amending or otherwise relating to the Deed being considered or voted upon by board of directors or shareholders, as the case may be.

In the opinion of Maples and Calder (Hong Kong) LLP, the Company’s Cayman Islands legal counsel, the deed of undertaking constitutes the legal, valid and binding obligations of Mr. Bangxin Zhang, which cannot be unilaterally revoked by Mr. Bangxin Zhang, and is enforceable in accordance with its terms under existing Cayman Islands laws.

Risks in relation to the VIE structure

The Company believes that TAL Beijing and Lebai Information’s contractual arrangements with the VIEs and their respective subsidiaries, schools and shareholders are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the Group would be subject to fines or potential actions by the relevant PRC regulatory authorities with broad discretions, which could include:

●	revoke the Group’s business and operating licenses;
●	require the Group to discontinue or restrict its operations;
●	limit the Group’s business expansion in China by way of entering into contractual arrangements;
●	restrict the Group’s right to collect revenues or impose fines;
●	block the Group’s websites;
●	require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate its businesses, staff and assets;
●	impose additional conditions or requirements with which the Group may not be able to comply; or
●	take other regulatory or enforcement actions against the Group that could be harmful to its business.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

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

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

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

	As of February 28,	As of February 29,
	2019	2020

Cash and cash equivalents	$249,108	$350,035
Short-term investments	11,956	—
Other current assets	154,977	159,706

Total current assets	416,041	509,741

Property and equipment, net	229,518	286,982
Other non-current assets	953,393	2,038,941

Total assets	1,598,952	2,835,664

Deferred revenue-current	401,027	733,253
Other current liabilities	445,338	898,959

Total current liabilities	846,365	1,632,212

Total non-current liabilities	20,019	891,633

Total liabilities	$866,384	$2,523,845

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29,
	2018	2019	2020

Net revenues	$1,614,512	$2,406,642	$3,058,285
Net income	$378,975	$606,560	$534,070

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29,
	2018	2019	2020

Net cash provided by operating activities	$325,799	$409,103	$215,892
Net cash used in investing activities	$(211,755)	$(346,183)	$(134,936)
Net cash used in financing activities	$(26,965)	$(4,392)	$(5,173)

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

As of February 28, 2018, 2019 and February 29, 2020, the balance of the amount payable by the VIEs and their subsidiaries and schools to TAL Beijing, Lebai Information or their designated affiliates related to the service fees was $60,336, $128,088 and $78,357, respectively, and was eliminated upon consolidation. There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and can only be used to settle the VIEs’ obligation.

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of their paid-in capital and statutory reserve, to the Company in the form of loans and advances or cash dividends. Please refer to Note 24 for disclosure of restricted net assets.

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

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

2.           SIGNIFICANT ACCOUNTING POLICIES - continued

Consolidation of Variable Interest Entities - continued

The contractual arrangements, by design, enable TAL Beijing and Lebai Information to have (a) the power to direct the activities that most significantly impact the economic performance of the VIEs and (b) the right to receive substantially all the benefits of the VIEs. As a result, the VIEs are considered to be variable interest entities under ASC 810 and TAL Beijing and Lebai Information are considered to be the primary beneficiary of the VIEs and consolidate the VIEs’ financial position and results of operations.

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

The Company has determined that the contractual agreements are in fact valid and legally enforceable. Such arrangements were entered into in order to comply with the underlying legal and/or regulatory restrictions that govern the ownership of a direct equity interest in the VIEs. In the opinion of the Company’s PRC counsel, Tian Yuan Law Firm, the contracts are legally enforceable under PRC law. See “Note 1 Organization and Principal Activities—The VIE Arrangements”.

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

Please see Note 1 for the presentation of abbreviated financial information of the VIEs and VIEs’ subsidiaries and schools, after elimination of intercompany balances and transactions.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

2.           SIGNIFICANT ACCOUNTING POLICIES - continued

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenue, costs, and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include purchase price allocation relating to business acquisitions, valuation allowance for deferred tax assets, the useful lives of property and equipment and intangible assets, impairment of intangible assets, long-lived assets, goodwill and long term investments, fair value assessment of long-term investments, discount rate for leases and consolidation of variable interest entities.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments, which are unrestricted as to withdrawal or use, or have original maturities of three months or less when purchased.

Restricted cash

Cash that is restricted as to withdrawal or for use or pledged as security is separately reported. The Group’s restricted cash mainly represents security deposits held in designated bank accounts for future transactions, deposits required by PRC government authorities for establishing new schools and subsidiaries and deposits in connection with the term and revolving facilities agreement disclosed in Note 14.

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

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

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

Construction in progress represents buildings and related premises under construction, which is stated at actual construction cost less any impairment loss. Construction in progress is transferred to building when completed and ready for its intended use.

Business combinations

Business combinations are recorded using the acquisition method of accounting. The assets acquired, the liabilities assumed and any noncontrolling interests of the acquiree at the acquisition date, if any, are measured at their fair values as of the acquisition date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interests of the acquiree and fair value of previously held equity interest in the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as of the date of acquisition.

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

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

2.           SIGNIFICANT ACCOUNTING POLICIES - continued

Acquired intangible assets, net

Acquired intangible assets other than goodwill consist of trade name and domain names, copyrights, teaching materials, user base, customer relationships, technology, partnership agreements, school cooperation agreements, licenses, etc., and are carried at cost, less accumulated amortization and impairment. Amortization of finite-lived intangible assets is computed using the straight-line method over the estimated useful lives. The amortization periods by intangible asset classes are as follows:

Trade name and domain names	3‑10 years
Copyrights and teaching materials	3‑10 years
User base and customer relationships	2‑7 years
Technology	4‑6 years
Partnership agreements and school cooperation agreements	3‑6 years
Licenses	2‑7 years
Others	2‑6 years

Land use rights, net

All land in the PRC is owned by PRC government, which, according to the relevant PRC law, may grant the right to use the land for a specified period of time. Payment for acquiring land use rights are recorded at cost and amortized on a straight line basis over the term of the land certificates.

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

ASC 350-20 permits the Group to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The Group early adopted ASU 2017-04: Intangibles-Goodwill and Other (Topic 350), which eliminated Step 2 from the goodwill impairment test on a prospective basis.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

2.           SIGNIFICANT ACCOUNTING POLICIES - continued

Goodwill - continued

The Group does not choose to perform the qualitative assessment for goodwill impairment. For fiscal year 2020, the Group performs its annual impairment test by comparing the fair value of a reporting unit with its carrying amount. The Group should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

The Group recognized impairment loss on goodwill of $28,998 in fiscal year ended February 29, 2020.

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

The Group reviews its equity securities without readily determinable fair value for impairment at each reporting period. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss in net income / (loss) equal to the difference between the carrying value and fair value.

Equity securities with readily determinable fair values

Equity securities with readily determinable fair value are measured at fair values, and any changes in fair value are recognized in the consolidated statements of operations.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

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

Available-for-sale investments

For investments in investees’ shares which are determined to be debt securities, the Group accounts for them as available-for-sale investments when they are not classified as either trading or held-to-maturity investments. Available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income as a component of shareholders’ equity.

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

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

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

Fair value of financial instruments is disclosed in Note 15.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

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

The Group generates substantially all of its revenues through tutoring service with individual students in the PRC, in which revenue is recognized over time. In addition, the Group generates revenues from sales of products, consist primarily of books, which were insignificant for the year ended February 28, 2019 and February 29, 2020, and were included in Small class tutoring services, personalized premium services and others below. The following table presents the Group’s revenues disaggregated by revenue sources. The Group’s revenue is reported net of discounts, value added tax and surcharges.

For the year ended
February 28,
2019
Disaggregation of net revenues
-Small class tutoring services, personalized premium services and others	$2,223,347
-Online education services through www.xueersi.com	339,637

Total	$2,562,984

For the year ended
February 29,
2020
Disaggregation of net revenues
-Small class tutoring services, personalized premium services and others	$2,655,323
-Online education services through www.xueersi.com	617,985

Total	$3,273,308

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

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

Other revenues are primarily derived from advertising services provided on the Group’s online platforms and consulting service and test preparation courses related to overseas study. Revenue is recognized when control of promised goods or services is transferred to the Group’s customers in an amount of consideration to which the Group expects to be entitled to in exchange for those goods or services. Upon the adoption of Topic 606, the Group estimates the variable consideration to be earned and recognizes revenue over the service period for overseas study consulting service. Under the prior revenue recognition standard, such revenue is deferred and recognized when student admission is reasonably assured.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

2.           SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

(b)         Online education services through www.xueersi.com

The Group provides online education services, including live class and pre-recorded course content, to its students through www.xueersi.com.

Students enroll for online courses through www.xueersi.com by the use of prepaid study cards or payment to the Group’s online accounts. Each contract of the online education service is accounted for as single performance obligation which is satisfied ratably over the service period. The proceeds collected are initially recorded as deferred revenue. For live class courses, revenues are recognized proportionately as the tutoring sessions are delivered. For pre-recorded course content, revenues are recognized on a straight line basis over the subscription period from the date in which the students activate the courses to the date in which the subscribed courses end. Refunds are provided to the students who decide to withdraw from the subscribed courses within the course offer period and a proportional refund is based on the percentage of untaken courses to the total courses purchased. Historically, the Group has not experienced material refunds.

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

The contract liabilities of deferred revenue was $436,107 as of February 28, 2019, substantially all of which was recognized as revenue during the year ended February 29, 2020. As of February 29, 2020, the contract liabilities of deferred revenue was $781,000. The difference between the opening and closing balances of the Group’s contract liabilities primarily results from the timing difference between the Group’s satisfaction of performance obligation and the customer’s payment.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

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

Value added tax

Pursuant to the PRC tax laws, in case of any product sales, the VAT rate is 3% of the gross sales for small scale VAT payer and 16% (13% starting April 1, 2019) of the gross sales for general VAT payer. TAL Beijing and Xueersi Education are deemed as general VAT payer since January 2010, and August 2010, respectively, for the sales of guidance materials and the intercompany sales of self-developed software. For general VAT payer, VAT on sales is calculated at 16% (13% starting April 1, 2019) on revenue from product sales and paid after deducting input VAT on purchases. The net VAT balance between input VAT and output VAT is reflected in the accounts under other taxes payable.

The Group’s online education services and inter-company technical services are subject to VAT at the rate of 6% of revenue for general VAT payer, Beijing Xintang Sichuang, TAL Beijing, Xueersi Education and Yidu Huida are deemed as general VAT payers at the rate of 6% since September 2012. Zhixuesi Beijing was deemed as general VAT payer at the rate of 6% since August 2013 and elected a simple VAT collection method at the rate of 3% since November 2016. Xinxin Xiangrong and Pengxin TAL were deemed general VAT payers at the rate of 6% since June 2015 and May 2016, respectively. Yizhen Xuesi was deemed as general VAT payer at the rate of 6% since November 2016.

Xueersi Education enjoyed VAT exemption for book sales from February 2014 to December 2017. Pursuant to Cai Shui [2018] No. 53 in June 2018, it can continue to enjoy VAT exemption from 2018 to 2020 for its book sales.

Since May 2016, in accordance with Cai Shui [2016] No. 68, non-academic education service providers who are general VAT payer could elect a simple VAT collection method and apply for a 3% VAT rate. The Group’s schools which were previously subject to business tax are now subject to a VAT rate of 3%.

Since May 2018, in accordance with Cai Shui [2018] No.32, the VAT rate decreased to 16% of the gross sales for general VAT payer. For general VAT payer of the Group, VAT on sales is calculated at 16% on revenue from product sales and paid after deducting input VAT on purchases starting on May 1, 2018. In accordance with Cai Shui [2019] No.39, the VAT rate above decreased to 13% starting on April 1, 2019.

Since January 2020, in accordance with Cai Shui [2020] No.8, due to the COVID-19 pandemic, the VAT on certain services was temporarily exempted for calendar year 2020.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

2.           SIGNIFICANT ACCOUNTING POLICIES - continued

Operating leases

On March 1, 2019, the Group adopted New Leasing Standard (“ASC 842”), using the modified retrospective transition method resulting in the recording of operating lease right-of-use (ROU) assets of $1,024,863 and operating lease liabilities of $1,026,728 upon adoption. Prior period amounts have not been adjusted and continue to be reported in accordance with the previous accounting guidance. The adoption of the new guidance did not have a material effect on the consolidated statements of operations. As of February 29, 2020, the Group recognized operating lease ROU assets of $1,243,692 and total lease liabilities $1,254,879, including current portion at the amount of $304,960.

The Group determines if an arrangement is a lease or contains a lease at lease inception. Operating leases are required to record in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. The Group has elected the package of practical expedients, which allows the Group not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. The Group also elected the practical expedient not to separate lease and non-lease components of contracts. Lastly, for lease assets other than real estate, such as printing machine and electronic appliances, the Group elected the short-term lease exemption as their lease terms are 12 months or less.

As the rate implicit in the lease is not readily determinable, the Group estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated in a portfolio approach to approximate the interest rate on a collateralized basis with similar terms and payments in a similar economic environment. The Group’s leases often include options to extend and lease terms include such extended terms when the Group is reasonably certain to exercise those options. Lease terms also include periods covered by options to terminate the leases when the Group is reasonably certain not to exercise those options. Lease expense is recorded on a straight-line basis over the lease term.

Advertising costs

The Group expenses advertising costs as incurred. Total advertising costs incurred were $22,474, $114,697 and $248,807 for the years ended February 28, 2018, 2019 and February 29, 2020, respectively, and have been included in selling and marketing expenses in the consolidated statements of operations.

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

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

2.           SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation - continued

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the year are converted into the functional currencies at the applicable rates of exchange prevailing at the transaction dates. Transaction gains and losses are recognized in the consolidated statements of operations. For the years ended February 28, 2018, 2019 and February 29, 2020, the Group recorded exchange gain of $3,324, exchange loss of $3,108 and exchange loss of $968, respectively, in other expense/income in the consolidated statements of operations.

For translating the results of the PRC subsidiaries into the functional currency of the Company, assets and liabilities are translated from each subsidiary’s functional currency to the reporting currency at the exchange rate on the balance sheet date. Equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the consolidated statements of changes in equity and comprehensive income / (loss).

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents, and restricted cash of the Group included aggregate amounts of $538,364 and $1,435,739 as of February 28, 2019 and February 29, 2020, respectively, which were denominated in RMB.

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

Comprehensive income / (loss)

Comprehensive income / (loss) includes net income / (loss), unrealized gain or loss on available-for-sale investments, and foreign currency translation adjustments. Comprehensive income / (loss) is reported in the consolidated statements of comprehensive income / (loss).

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

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

Financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, restricted cash, short-term investments, long-term investments accounted for available-for-sale investments, fair value option investments, equity securities with readily determinable fair values, equity securities without readily determinable fair values, held-to-maturity investments, amounts due from related parties and amounts due to related parties, accounts payable, income tax payable, short-term debt, long-term debt and bond payable. The Group carries its available-for-sale investments, equity securities with readily determinable fair values and fair value option investments at fair value. The carrying amounts of short-term debt and long-term debt approximate fair value as their interest rates are at the same level of current market yield for comparable debts. The carrying amounts of other financial instruments, except for bond payable, equity securities without readily determinable fair values and long-term held-to-maturity investments, approximate their fair values because of their generally short maturities. The bond payable and long-term held-to-maturity investments are recorded at amortized cost.

Net income / (loss) per share

Basic net income / (loss) per share is computed by dividing net income / (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted net income / (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised into common shares. Common share equivalents are excluded from the computation of the diluted net income / (loss) per share in years when their effect would be anti-dilutive. The Group has share options, non-vested shares and bond payable which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted net income / (loss) per share, the effect of the share options and non-vested shares is computed using the treasury stock method. The dilutive effect of the bond payable is computed using as-if converted method.

As the Group incurred net loss for the year ended February 29, 2020, the effect of potential issuances of the shares for the non-vested shares and share options would be anti-dilutive. Therefore, basic and diluted losses per share are the same in the period.

Recent accounting pronouncements adopted

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

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

2.           SIGNIFICANT ACCOUNTING POLICIES – continued

Recent accounting pronouncements adopted – continued

The Group adopted this standard on March 1, 2019, and elected not to recast the comparative periods presented. In addition, the Group elected not to separate lease and nonlease components when certain conditions are met. The consolidated balance sheets and the consolidated statements of operations and cash flows for reporting periods beginning after January 1, 2019 are presented under Topic 842, while prior period amounts are not adjusted and continue to be reported in accordance with the historic accounting under Topic 840.

The adoption did not have a material impact on the Group's consolidated statements of operations or consolidated statements of cash flows, and the adoption of Topic 842 did not result in a cumulative-effect adjustment to retained earnings. Further information is disclosed in Note 16.

In January 2017, the FASB issued ASU 2017-04: Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which eliminated Step 2 from the goodwill impairment test. An entity should apply the amendments in this Update on a prospective basis. An entity is required to disclose the nature of and reason for the change in accounting principle upon transition. A public business entity should adopt the amendments in this Update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group early adopted ASU 2017-04 for the annual goodwill impairment test in fiscal year 2020.

Recent accounting pronouncements not yet adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements. This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. This ASU affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. All entities may adopt the amendments in this Update through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). In April 25, 2019, ASU 2016-13 was updated with ASU 2019-04, which clarifies certain aspects of accounting for credit losses, hedging activities, and financial instruments. ASU 2019-04 provides certain alternatives for the measurement of the allowance for credit losses (ACL) on accrued interest receivable (AIR). These measurement alternatives include (1) measuring an ACL on AIR separately, (2) electing to provide separate disclosure of the AIR component of amortized cost as a practical expedient, and (3) making accounting policy elections to simplify certain aspects of the presentation and measurement of such AIR. For entities that have adopted ASU 2016-13, the amendments in ASU 2019-04 related to ASU 2016-13 are effective for fiscal years beginning after December 15, 2019, and interim periods therein. An entity may early adopt ASU 2019-04 in any interim period after its issuance if the entity has adopted ASU 2016-13. The Group does not expect this standard to have a material impact on its consolidated financial statements.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

2.           SIGNIFICANT ACCOUNTING POLICIES – continued

Recent accounting pronouncements not yet adopted – continued

In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value". ASU 2018-13 removes and modifies existing disclosure requirements on fair value measurement, namely regarding transfers between levels of the fair value hierarchy and the valuation processes for Level 3 fair value measurements. Additionally, ASU 2018-13 adds further disclosure requirements for Level 3 fair value measurements, specifically changes in unrealized gains and losses and other quantitative information. ASU 2018-13 is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The Group does not expect any material impact on its consolidated financial statements and related disclosures as a result of adopting the new standard.

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740) - Simplifying the accounting for Income Taxes”. The amendments in this Update simplify the accounting for income taxes by removing the following exceptions:1) exception to the incremental approach for intraperiod tax allocation when there is a loss from continuing operations and income or a gain from other items; 2) exception to the requirement to recognize a deferred tax liability for equity method investments when a foreign subsidiary becomes an equity method investment; 3) exception to the ability not to recognize a deferred tax liability for a foreign subsidiary when a foreign equity method investment becomes a subsidiary; and 4) exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. The amendments also simplify the accounting for income taxes by doing: 1) requiring that an entity recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax; 2) requiring that an entity evaluate when a step up in the tax basis of goodwill should be considered part of the business combination in which the book goodwill was originally recognized and when it should be considered a separate transaction; 3) specifying that an entity is not required to allocate the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax in its separate financial statements. However, an entity may elect to do so (on an entity-by-entity basis) for a legal entity that is both not subject to tax and disregarded by the taxing authority; 4) requiring that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date; and 5) making minor Codification improvements for income taxes related to employee stock ownership plans and investments in qualified affordable housing projects accounted for using the equity method. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Group is in the process of evaluating the impact of the Update on its consolidated financial statements.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

3.           BUSINESS ACQUISITION

Business acquisitions in fiscal year 2020:

During the year ended February 29, 2020, the Group made two acquisitions with total purchase price of $2,853, all for cash consideration. The intangible assets and goodwill acquired from the acquisitions were $321 and $3,999, respectively. The acquired goodwill is not deductible for tax purposes.

The results of operations for all these acquired entities have been included in the Group’s consolidated financial statements from their respective acquisition dates.

The following summarized unaudited pro forma results of operations for the years ended February 28, 2019 and February 29, 2020 assuming that these acquisitions during the year ended February 29, 2020 occurred as of March 1, 2018. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred as of March 1, 2018, nor is it indicative of future operating results.

	For the years ended
	February 28/29
	2019	2020
	(Unaudited)	(Unaudited)

Pro forma net revenues	$2,563,413	$3,273,549
Pro forma net income / (loss) attributable to TAL Education Group	$367,041	$(110,263)
Pro forma net income / (loss) per share - basic	$1.93	$(0.56)
Pro forma net income / (loss) per share - diluted	$1.83	$(0.56)

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

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

3.           BUSINESS ACQUISITION – continued

Business acquisitions in fiscal year 2019 – continued:

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

The purchase price was allocated as of January 24, 2019, the date of acquisition, as follows:

		Amortization
	US$	period

Cash and cash equivalents	$11,310
Net assets acquired, excluding cash and cash equivalents, intangible assets and related deferred tax liabilities	19,860
Intangible assets
User base	8,152	7 years
Technology	1,283	5 years
Goodwill	89,536
Deferred tax liabilities	(2,359)
Noncontrolling interests	(29,658)

Total purchase consideration	$98,124

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

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

3.           BUSINESS ACQUISITION - continued

Business acquisitions in fiscal year 2019 – continued:

The following summarized unaudited pro forma results of operations for the years ended February 28, 2019 and February 29, 2020 assuming that these acquisitions during the year ended February 28, 2019 occurred as of March 1, 2017. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred as of March 1, 2017, nor is it indicative of future operating results.

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

The total consideration of business acquisitions made during the year ended February 28, 2018, included cash totaling $16,165, of which $15,866 was paid during fiscal year 2018. The intangible assets, goodwill and noncontrolling interests acquired from these business acquisitions were $5,782, $12,622 and $3,643, respectively. The purchase price allocation was determined by the Group with the assistance of an independent valuation appraiser.

The results of operations for all these acquired entities have been included in the Group’s consolidated financial statements from their respective acquisition dates. The acquired goodwill is not deductible for tax purposes.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

3.           BUSINESS ACQUISITION - continued

Business acquisitions in fiscal year 2018-continued

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

	For the years ended
	February 28,
	2017	2018
	(Unaudited)	(Unaudited)

Pro forma net revenues	$1,043,718	$1,715,774
Pro forma net income attributable to TAL Education Group	$115,055	$198,105
Pro forma net income per share - basic	$0.71	$1.13
Pro forma net income per share - diluted	$0.65	$1.03

4.           SHORT-TERM INVESTMENTS

Short-term investments consisted of the following:

	As of	As of
	February 28,	February 29,
	2019	2020

Held-to-maturity investments (1)	$168,761	$345,457
Variable-rate financial instruments (2)	99,663	—

	$268,424	$345,457

(1)	The Group purchased wealth management products from financial institutions in China and classified them as held-to-maturity investments as the Group has the positive intent and ability to hold the investments to maturity. The maturities of these financial products range from three months to twelve months. The Group estimated that their fair value approximate their amortized costs.
(2)	The Group purchased several investment products indexed to certain stock or stock markets with maturities less than one year. The Group accounted for them at fair value and recognized a loss of $337 and nil resulting from changes in fair value for the years ended February 28, 2019 and February 29, 2020, respectively.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

5.           PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of	As of
	February 28,	February 29,
	2019	2020

Accounts receivables	$50,222	$42,654
Prepayments to suppliers (1)	45,525	55,342
Interest receivable	5,848	22,108
Staff advances (2)	4,636	3,206
Loan to employees, current portion (3)	5,467	4,413
Other deposits	3,179	7,550
Prepaid VAT	5,643	6,284
Prepaid rental (4)	45,107	7,335
Receivables from investees (5)	—	13,304
Loans to third-parties (6)	24,410	5,883
Receivables of withholding tax from employees for option exercise (7)	—	34,720
Receivable for exercise of capped call option (Note 13)	6,901	—
Others	5,692	4,553

	$202,630	$207,352

(1)	Prepayments to suppliers are primarily for student recruitment services, advertising fees and server hosting fees. Student recruitment service fees are prepaid by the Group’s study abroad business to recruitment agencies. Such prepayments are generally short-term and refundable if performance condition is not met.
(2)	Staff advances are provided to employees primarily for traveling, office expenses and other expenditures which are subsequently expensed as incurred.
(3)	The Group offers housing benefit plan to employees who have been employed by the Group for three years or more and met certain performance criteria. Under this benefit plan, the eligible employees receive interest-free loans for purposes of property purchases. Each loan has a term of four years and must be repaid by equal annual installments.
(4)	The Group adopted ASC 842 on March 1, 2019, using the modified retrospective transition approach allowed under ASU 2018-11 as described in Note 2. After the adoption of ASC 842, the prepaid rental are included in the Group's operating lease right-of-use assets on its consolidated balance except for the prepaid rental related to the contract that has been entered into but not yet commenced.
(5)	In fiscal year 2020, two domestic investees of the Group initiated setting up their VIEs which is a process of re-organization under common control. The original investment amount would be returned from PRC investees and the same amount has already been reinvested to the overseas holding companies of the two investees.
(6)	Loans to third-parties are generally mature in less than one year, and certain loan was guaranteed by the borrower's equity interests in other investees.
(7)	The Group pays for withholding tax on behalf of employees who exercised their options and agreed to repay the tax by deduction from the proceeds of shares sold subsequent to the option exercise. As of February 29, 2020, such proceeds were in transit due to wire transfer processing and the withholding tax paid on behalf of employees was recorded as other receivables.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

6.           PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of	As of
	February 28,	February 29,
	2019	2020

Building	$62,151	$59,489
Leasehold improvement	247,898	316,528
Computer, network equipment and software	121,967	178,876
Vehicles	598	704
Office equipment and furniture	30,169	30,596
Construction in progress	—	16,025

Total cost of property and equipment	462,783	602,218
Less: accumulated depreciation	(174,906)	(235,562)

	$287,877	$366,656

For the years ended February 28, 2018, 2019 and February 29, 2020, depreciation expenses were $50,907, $76,669 and $99,511, respectively.

In December 2019, the Group has entered into contracts for the development of office space on parcels in Beijing and Jiangsu. The direct costs related to the construction were capitalized as construction in progress for the year ended February 29, 2020.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

7.           INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of	As of
	February 28,	February 29,
	2019	2020

Trade name and domain names	$27,225	$27,982
Copyrights and teaching materials	5,974	5,974
User base and customer relationships	24,628	24,803
Technology	13,230	13,230
Partnership agreements and school cooperation agreements	4,858	4,858
Licenses	27,023	28,476
Others	2,542	2,687

Total cost of intangible assets	105,480	108,010
Less: accumulated amortization	(30,253)	(45,930)
Less: accumulated impairment loss	(358)	(358)
Add: foreign exchange difference	(93)	(2,737)

	$74,776	$58,985

The Group recorded amortization expense of $8,307, $12,166 and $15,677 for the years ended February 28, 2018, 2019 and February 29, 2020, respectively.

Estimated amortization expense of the existing intangible assets for the next five years is $15,108, $12,052, $9,907, $7,338 and $5,829, respectively.

The impairment loss on acquired intangible assets was $358, nil and nil for the years ended February 28, 2018, 2019 and February 29, 2020, respectively.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

8.           LAND USE RIGHTS, NET

Land use rights, net, consisted of the following:

	As of	As of
	February 28,	February 29,
	2019	2020

Land use rights	$—	$207,657
Less: accumulated amortization	—	(2,804)

Add: foreign exchange difference	—	—

Land use rights, net	$—	$204,853

The Group acquired two land use rights. The first one is at total cost of approximately RMB92 million for approximately 83,025 square meters of land in Zhenjiang, Jiangsu on March 19, 2019, for the development of office space. The second one was acquired at RMB1,360 million for approximately 28,600 square meters of land in Beijing on July 8, 2019, for the development of office space.

According to land use right policy in the PRC, the Group has a 50-year use right over the land in Zhenjiang and in Beijing, which are used as the basis for amortization, respectively.

Amortization for land use rights for the year ended February 29, 2020, was $2,804. The Group expects to recognize $4,195 in amortization expense for each of the next five years and $183,878 thereafter.

9.           GOODWILL

Changes in the carrying amount of goodwill for the years ended February 28, 2019 and February 29, 2020 consisted of the following:

	As of	As of
	February 28,	February 29,
	2019	2020

Beginning balance	$292,906	$415,752
Addition (Note 3)	129,774	3,999
Accumulated impairment loss	(1,524)	(30,522)
Exchange difference	(6,928)	(10,316)

Goodwill, net	$414,228	$378,913

In the annual goodwill impairment assessment for the year ended February 29, 2020, the Group concluded that the carrying amount of a reporting unit exceeded its fair value and recognized an impairment loss of US$28,998.

The Group recorded impairment losses of nil, nil and US$28,998 for the years ended February 28, 2018, 2019 and February 29, 2020, respectively.

The fair value of the reporting units was determined by the Group with the assistance of independent valuation appraisers using the income-based valuation methodology.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

10.         LONG-TERM INVESTMENTS

Long-term investments consisted of the following:

	As of	As of
	February 28,	February 29,
	2019	2020

Equity securities with readily determinable fair values
BabyTree Inc. (“BabyTree”) (1)	132,143	26,696

Equity securities without readily determinable fair values
Jiangsu Qusu Education and Technology Co., Ltd. (“Jiangsu Qusu”) (2)	48,704	—
Xiamen Meiyou Information and Technology Co., Ltd. (“Xiamen Meiyou”) (3)	—	47,068
Other investments (4)	81,968	84,681

Equity method investments
Xiamen Meiyou Information and Technology Co., Ltd. (“Xiamen Meiyou”) (3)	48,639	—
Other investments (5)	132,607	102,314

Fair value option investment
Long-term investment in a third-party technology company	7,484	7,258

Available-for-sale investments
Changing Education Inc. (“Changing”) (6)	102,581	148,405
Hyphen Education (Cayman) Limited ("Hyphen") (7)	50,808	—
DaDa Education Group ("DaDa") (8)	80,115	—
Ximalaya Inc. ("Ximalaya") (9)	20,017	46,612
Other investments (10)	92,664	108,567

Held-to-maturity investments	52,965	—

Total	$850,695	$571,601

(1)	In January 2014, the Group acquired minority equity interests in BabyTree by purchasing its Series E convertible redeemable preferred shares with a total cash consideration of $23,475. BabyTree is an online parenting community and an online retailer of maternity and kids products.

In fiscal year 2018 and 2019, the Group recognized disposal gain of $3,044 and $760, respectively, due to the partial disposal of the equity interest in BabyTree Inc. to a related party.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

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

In fisical year 2020, the stock price of BabyTree declined from HK$7.18 to HK$1.44, the Group recognized loss of $105,447 due to the fair value change.

(2)	In July 2018, the Group acquired 33.99% equity interest in Jiangsu Qusu, a leading K-12 service platform for targeted teaching and learning. The Group accounted for the investment using the measurement alternative as Jiangsu Qusu is a private company without readily determinable fair value. In September 2019, the Group disposed the investment and recognized a disposal gain of $16,670.
(3)	In December 2018, the Group acquired 15.32% equity interest in Xiamen Meiyou, an internet company focusing on providing services to female clients. Since June 2019, the investment was reclassified from equity method to equity investment without readily determinable fair value as the Group no longer has the ability to exercise significant influence due to the restructured capital of Xiamen Meiyou. As of February 29, 2020, no impairment loss has been recorded in regard to the investment.
(4)	The Group holds equity interests in certain third-party private companies through investments in their common shares or in-substance common shares, which were accounted for using the cost method prior to the adoption of ASC 321. After the adoption of ASC 321, the Group accounted for these equity investments using the measurement alternative when equity method is not applicable and there is no readily determinable fair value for the investments. The Group recorded nil, $14,489 and $3,444 impairment loss on these investments during the fiscal years ended February 28, 2018, 2019 and February 29, 2020, respectively.
(5)	The Group holds minority equity interests in several third-party private companies through investments in their common shares or in-substance common shares. Majority of the long-term investments are companies which engage in online education services. The Group accounts for these investments under the equity method because the Group has the ability to exercise significant influence but does not have control over the investees.

The Group recorded $409, $8,719 and $17,198 impairment loss for its equity method investments during the fiscal years ended February 28, 2018, 2019 and February 29, 2020, respectively.

(6)	In fiscal year 2016 through 2018, the Group acquired Series B+, Series C and Series D convertible redeemable preferred shares of Changing which operates a customer-to-customer mobile tutoring platform in China. In fiscal year 2020, the Group made additional investment in Changing by purchasing its Series E convertible redeemable preferred shares. As of February 29, 2020, the Group held 34.55% equity interest of Changing. The Group accounted for the investment as available-for-sale investments since the investee’s preferred shares held are determined to be debt securities.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

10.           LONG-TERM INVESTMENTS - continued

(7)	In fiscal year 2019, the Group completed three transactions with Hyphen, an online one-on-one teaching platform, to acquire its Series C+ convertible redeemable preferred shares. The Group accounted for the investment as available-for-sale investments since the investee’s preferred shares held are determined to be debt securities. The Group fully impaired the investment during the fiscal year ended February 29, 2020.
(8)	In fiscal year 2019, the Group completed two transactions with DaDa, a company providing children one-on-one online English tutoring, to acquire its series C and D redeemable preferred shares. The Group accounted for the investment as available-for-sale investments since the investee’s preferred shares held are determined to be debt securities. The Group fully impaired the investment during the fiscal year ended February 29, 2020.
(9)	In fiscal year 2017 and 2020, the Group completed two transactions with Ximalaya, a professional audio sharing platform, to acquire its Series C+ and E-2 convertible redeemable preferred shares. As of February 29, 2020, the Group held 1.73% equity interest of Ximalaya, and accounted for the investment as available-for-sale investments since the investee’s preferred shares held are determined to be debt securities.
(10)	The Group acquired minority equity interest in several third-party private companies, the majority of which are engaged in online platform or online education services. The Group holds minority equity interests of these companies through purchasing of their convertible redeemable preferred shares. The Group accounted for these investments as available-for-sale investments since the investee’s preferred shares held are determined to be debt securities. The Group recorded $1,804, $34,883 and $2,137 impairment loss during the years ended February 28, 2018, 2019 and February 29, 2020, respectively.

11.         LONG-TERM PREPAYMENTS AND OTHER NON-CURRENT ASSETS

Long-term prepayments and other non-current assets consisted of the following:

	As of	As of
	February 28,	February 29,
	2019	2020

Long-term prepayments (1)	$2,562	$36,989
Loan to employees (2)	6,512	3,940
Loan receivable (3)	32,069	32,661
Prepayment for land use rights (4)	209,865	—
Other non-current assets (5)	16,396	11,685

	$267,404	$85,275

(1)	The balances at February 28, 2019 and February 29, 2020 represented the Group’s prepayments to acquire equity interests in several third-party companies.
(2)	Please see Note 5(3) for details of loan to employees.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

11.         LONG-TERM PREPAYMENTS AND OTHER NON-CURRENT ASSETS - continued

(3)	The balances represented long-term loans to several third parties with original maturity over one year. Interest income of $3,555 and $5,368 was accrued for the fiscal years ended February 28, 2019 and February 29, 2020, respectively. The loan principals and all interests will be received upon maturity. The third parties pledged their equity interests in other companies to the Group to guarantee the loan principals and interests.
(4)	The balances as of February 29, 2019 represented the Group's prepayment for purchase of land use rights in Beijing and deposit payment of land use rights in Jiangsu. As of February 29, 2020, the amount were fully transferred to land use rights, net. Please see Note 8 for details.
(5)	As of February 28, 2019 and February 29, 2020, other non-current assets were primarily made up of prepayment for property and equipment, the construction in process and long-term service fees.

The Group recognized $260, nil and nil impairment loss of long-term prepayments and other non-current assets during the fiscal years ended February 28, 2018, 2019 and February 29, 2020, respectively.

12.         ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of	As of
	February 28,	February 29,
	2019	2020

Accrued employee payroll and welfare benefits	$208,897	$292,001
Refund liabilities	73,184	168,118
Other taxes payable	33,099	7,826
Accrued operating expenses	9,508	40,323
Payable for investments and acquisitions	17,530	404
Professional service fee payable	2,199	13,994
Payable for acquisitions of intangible assets	2,688	1,436
Interest payable	1,698	1,267
Others	16,392	27,281

Total	$365,195	$552,650

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

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

The net proceeds from the Bond, after deducting the issuance costs, were $224,723. The Company has accounted for the Bond as a single instrument as bond payable. The value of the Bond is measured by the cash received. As of May 15, 2019, the bond payable was fully paid by cash or through issuance of Company's shares upon conversion to the ADS. Interest expense of $162 and $27 were recognized for the years ended February 28, 2019 and February 29, 2020, respectively.

The debt issuance costs of $5,277 were recorded as a reduction of the bond payable and amortized using the effective interest method over the period from issuance date to the earliest redemption date, May 15, 2017.

The main terms of the Bond are summarized as follows:

Conversion

The Bond are convertible into the Company’s ADSs, at the option of the holders, in integral multiples of one thousand dollars principal amount, at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date. The conversion rate equals 229.1856 ADSs per one thousand dollars principal amount of the Bond, which represents the adjusted conversion price of $4.36 per ADS. During the years ended February 28, 2019 and February 29, 2020, certain bond holders converted their bonds with carrying amount of $5,800 and $5,250 to 1,329,273 and 1,203,222 ADSs, respectively. Fractional ADSs were settled in cash upon conversion.

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

Effective on August 16, 2017, the Company adjusted the ratio of its American Depositary Shares (“ADSs”) to Class A common shares from one ADS representing two Class A common shares to three ADSs representing one Class A common shares. The information disclosed below have been given effect to the foregoing ADS to share ratio change (“Ratio Change”). In addition, as disclosed in Note 26, the Company declared and paid a cash dividend, which triggered the conversion adjustment provisions of the Bond.

Concurrently with the issuance of the Bond in May 2014, the Company entered into capped call transactions (each a “Capped Call Transaction”) with three initial purchasers or their affiliates by purchasing 52,712,642 options, which is the number of adjusted ADS issuable upon conversion of the Bond in full, for $22,885. The Capped Call Transactions are expected generally to reduce the potential dilution to the Class A common shares and ADSs upon conversion of the Bond. The strike price of the Capped Call Transactions corresponds to the adjusted conversion price of the Bond and the cap price is $5.87 per ADS and has been adjusted under the terms of the Capped Call Transactions. The Group accounted for the capped call transactions as equity transactions and recorded the $22,885 purchase price as a deduction of additional paid in capital. The options became exercisable in February 2019 and the Capped Call Transaction terminated upon the maturity date of the Bond in May 2019. The Group elected the cash settlement method and recorded $13,270 and $66,346 as a credit to additional paid in capital for the exercise of the capped call options during fiscal year 2019 and 2020, respectively.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

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

The debt issuance cost of $12,000 for the Facilities Agreement of 2016 was amortized over the period from June 30, 2016 to June 30, 2019, the termination date of the Facilities Agreement.

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

The interest rate swap agreements meet the definition of a derivative in accordance with ASC815. The fair value and the change in fair value of the derivatives related to the interest rate swap agreements were insignificant for the years ended February 28, 2019 and February 29, 2020.

As of February 28, 2019, the balance of the loans under the Facilities Agreement of 2016 was $195,000 with maturity dated June 30, 2019. The facilities had been fully repaid and the interest rate swap agreements were settled and terminated with an immaterial gain recognized during fiscal year 2020.

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

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

14.         LONG-TERM DEBT AND SHORT-TERM DEBT - continued

Facilities Agreement of 2019 - continued

The debt issuance cost of $12,600 for the Facilities Agreement of 2019 was amortized over the period from February 1, 2019 to January 31, 2022, and it was presented in the balance sheets as a direct deduction from the principal amount of the loan.

As of February 28, 2019, no draw down of loans was made under the Facilities Agreement of 2019. As of February 29, 2020, the Company had drawn down $270,000 three-year bullet maturity term loan under the facility commitment.

Facilities Agreement of Zhenjiang

In December 2019, the Group signed a RMB1,800 million loan facilities agreement with a group of arrangers led by a PRC bank. The facilities have a term of eight years and an effective drawdown period of three years. The interest rate is prime minus 39 basis points where prime is based on Loan Prime Rate released by the National Inter-Bank Funding Center of the PRC. The interest is payable on a quarterly basis. The principal of the loan facilities is to be repaid on a proportional basis semiannually after the 3-year drawdown period. The use of proceeds of the facilities are for the construction of buildings in the city of Zhenjiang. The loan facilities are collateralized by a pledge of the construction project and the land use rights in Zhenjiang.

As of February 29, 2020, the Group had not made any draw down of the loan under the facilities agreement.

Short-term Loan Agreement

In June 2018, the Group entered into a one-year loan agreement with a PRC bank for amount of $14,945. The use of proceeds of the loan are for general corporate purposes. The loan matured in June 2019 and had been fully repaid as of February 29, 2020.

15.         FAIR VALUE

(a)        Assets and liabilities measured at fair value on a recurring basis

In accordance with ASC 820-10, the Group measures financial products, available-for-sale investments, fair value option investments and equity securities with readily determinable fair value at fair value on a recurring basis. Equity securities classified within Level 1 are valued using quoted market prices currently available on the Hong Kong Stock Exchange. Variable-rate financial instruments classified within Level 2 are valued using directly or indirectly observable inputs in the market place. The available-for-sale investments and fair value option investments classified within Level 3 are valued using income approach in discounted cash flow method. The discounted cash flow analysis requires the use of significant unobservable inputs (Level 3 inputs), including projected revenue, operating expenses, capital expenditures and a discount rate calculated based on the weighted average cost of capital.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

15.         FAIR VALUE – continued

(a)          Assets and liabilities measured at fair value on a recurring basis – continued

As of February 28, 2019 and February 29, 2020, information about inputs for the fair value measurements of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair Value Measurement at Reporting Date Using
		Quoted Prices in	Significant Other	Significant
	February 28,	Active Market for	Observable	Unobservable
Description	2019	Identical Assets	Inputs	Inputs
		(Level 1)	(Level 2)	(Level 3)

Short-term investments
Variable-rate financial instruments	$99,663	—	$99,663	—
Long-term investments
Equity securities with readily determinable fair values	$132,143	$132,143	—	—
Fair value option investments	$7,484	—	—	$7,484
Available-for-sale investments	$346,185	—	—	$346,185

Total	$585,475	$132,143	$99,663	$353,669

	Fair Value Measurement at Reporting Date Using
		Quoted Prices in	Significant Other	Significant
	February 29,	Active Market for	Observable	Unobservable
Description	2020	Identical Assets	Inputs	Inputs
		(Level 1)	(Level 2)	(Level 3)

Long-term investments
Equity securities with readily determinable fair values	$26,696	$26,696	—	—
Fair value option investments	$7,258	—	—	$7,258
Available-for-sale investments	$303,584	—	—	$303,584

Total	$337,538	$26,696	—	$310,842

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

15.         FAIR VALUE - continued

(a)          Assets and liabilities measured at fair value on a recurring basis-continued

The roll forward of Level 3 investments are as following:

US$

Balance as of February 28, 2018	$330,564

Purchase	186,628
Disposal	(3,890)
Transfer out due to reclassification	(129,287)
Changes in fair value	12,047
Impairment loss	(34,883)
Foreign exchange difference	(7,510)
Balance as of February 28, 2019	$353,669

Purchase	95,269
Disposal	(1,512)
Changes in fair value	(45)
Impairment loss	(133,329)
Foreign exchange difference	(3,210)

Balance as of February 29, 2020	$310,842

(b)        Assets and liabilities measured at fair value on a nonrecurring basis

The Group's goodwill and intangible assets are primarily acquired through business acquisitions. Purchase price allocation are measured at fair value on a nonrecurring basis as of the acquisition dates. The Group measures its goodwill and intangible assets at fair value on a nonrecurring basis annually or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value. Acquired intangible assets are measured using the income approach - discounted cash flow method when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Group recognized impairment loss related to goodwill and acquired intangible assets arising from acquisitions of $358, nil and $28,998 for the years ended February 28, 2018, 2019 and February 29, 2020, respectively.

The Group measures long-term investments (excluding the equity securities with readily determinable fair values, available-for-sale investments and fair value option investments) at fair value on a nonrecurring basis only if an impairment or observable price adjustment is recognized in the current period. Please see Note 10(4) and Note 10(5).

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

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

16.         LEASES

The Group has operating leases for learning centers, service centers and office spaces. Certain leases include renewal options and/or termination options, which are factored into the Group’s determination of lease payments when appropriate.

Operating lease cost for the year ended February 29, 2020 was $338,593, which excluded cost of short-term contracts. Short-term lease cost for the year ended February 29, 2020 was $1,184.

As of February 29, 2020, the weighted average remaining lease term was 4.9 years and weighted average discount rate was 4.8% for the Group's operating leases.

Supplemental cash flow information of the leases were as follows:

For the year ended，
February 29,
2020
Cash payments for operating leases	$314,099
Right-of-use assets obtained in exchange for
new operating lease liabilities	$770,942

The following is a maturity analysis of the annual undiscounted cash flows for lease liabilities as of February 29, 2020:

As of February 29,
Fiscal year ending	2020

February 2021	$313,953
February 2022	329,556
February 2023	276,063
February 2024	210,742
February 2025	144,840
Thereafter	168,232

Total future lease payments	$1,443,386
Less: Imputed interest	(188,507)

Present value of operating lease liabilities	$1,254,879

As of February 29, 2020, the Group has lease contract that has been entered into but not yet commenced amounted to $39,944, and these contracts will commence during fiscal year 2021.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

16.         LEASES - continued

As of February 28, 2019, the future minimum lease payments under non-cancellable operating lease contracts under ASC 840 were as follows:

As of February 28,
Fiscal year ending	2019

February 2020	$270,093
February 2021	285,653
February 2022	258,355
February 2023	207,371
February 2024	143,145
Thereafter	178,642

Total future lease payments	$1,343,259

17.         INCOME TAXES

Cayman Islands

The Company and Firstleap are tax-exempted companies incorporated in the Cayman Islands.

Hong Kong

TAL Hong Kong and Firstleap Hong Kong were established in Hong Kong and are subject to a two-tiered income tax rate for taxable income earned in Hong Kong effectively since April 1, 2018. The first 2 million Hong Kong dollars of profits earned by a company are subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%. No provision for Hong Kong profits tax has been made in the consolidated financial statements as it has no assessable income for the years ended February 28, 2018, 2019 and February 29, 2020.

PRC

Effective from January 1, 2008, a new Enterprise Income Tax Law, or (“the New EIT Law”), combined the previous income tax laws for foreign invested and domestic invested enterprises in the PRC by the adoption of a unified tax rate of 25% for most enterprises with the following exceptions.

TAL Beijing was qualified as a High and New Technology Enterprises (“HNTE”) and was accordingly entitled to a preferential tax rate of 15% from calendar years 2014 through 2019 and is expected to be subject to an EIT rate of 15% as long as it maintains its status as an HNTE. TAL Beijing applied for Key Software Enterprise status for calendar year 2018 and was approved in June 2019 which entitled TAL Beijing at the preferential tax rate of 10%. TAL Beijing applied 10% for calendar year 2018 under the qualification of Key Software Enterprise and 15% for calendar year 2019 as a HNTE. For calendar year 2019, TAL Beijing applied for the qualification of Key Software Enterprise to enjoy the preferential tax rate of 10%, which is still subject to the review by the tax authorities.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

17.         INCOME TAXES - continued

PRC - continued

Yidu Huida was qualified as a HNTE and was accordingly entitled to a preferential tax rate of 15% from calendar years 2015 through 2020 and is expected to be subject to an EIT rate of 15% as long as it maintains its status as a HNTE. Yidu Huida applied for Key Software Enterprise status for calendar year 2016, 2017 and 2018 and was approved in May 2017, July 2018 and June 2019, respectively, which entitled Yidu Huida at the preferential tax rate of 10%. Accordingly, Yidu Huida applied 10% for calendar year 2016 to 2018 under the qualification of Key Software Enterprise and 15% for calendar year 2019 as a HNTE. For calendar year 2019, Yidu Huida applied for the qualification of Key Software Enterprise to enjoy the preferential tax rate of 10%, which is still subject to the review by the tax authorities.

Beijing Xintang Sichuang was qualified as “Newly Established Software Enterprise” in calendar year 2013 and therefore was entitled to a two-year exemption from EIT and a further reduction to 12.5% from calendar years 2015 through 2017. It applied and was qualified as a HNTE and was subject to an EIT rate of 15% from calendar years 2017 through 2019. It is expected to be subject to an EIT rate of 15% as long as it maintains its status as a HNTE. Beijing Xintang Sichuang applied for Key Software Enterprise status for calendar year 2018 and was approved in June 2019 which entitled Beijing Xintang Sichuang at the preferential tax rate of 10%.Beijing Xintang Sichuang applied an EIT rate of 10% for calendar year 2018 under the qualification of Key Software Enterprise and an EIT rate of 15% for calendar year 2019 as a HNTE. For calendar year 2019, Xintang Sichuang applied for the qualification of Key Software Enterprise to enjoy the preferential tax rate of 10%, which is still subject to the review by the tax authorities.

Beijing Yinghe Youshi Technology Co., Ltd. ("Yinghe Youshi") was also qualified as HNTE and was accordingly entitled to a preferential tax rate of 15% from calendar years 2016 through 2021. It is expected to be subject to an EIT rate of 15% as long as it maintains its status as a HNTE.

Yizhen Xuesi was qualified as “Newly Established Software Enterprise” in calendar year 2017 and therefore it was entitled to a two-year exemption from EIT and a further reduction of tax rate to 12.5% from calendar years 2019 through 2021.

Beijing Lebai Information Consulting Co., Ltd. ("Lebai Information") was qualified as "Newly Established Software Enterprise" in calendar year 2018 and therefore it was entitled to a two-year exemption from EIT and a further reduction of tax rate to 12.5% from calendar years 2020 through 2022.

Provision (credit) for income tax consisted of the following:

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29,
	2018	2019	2020

Current
- PRC income tax expenses	$48,958	$94,722	$127,731
Deferred
- PRC income tax expenses	(4,305)	(18,218)	(58,403)

Total	$44,653	$76,504	$69,328

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

17.         INCOME TAXES - continued

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets and liabilities were as follows:

	As of	As of
	February 29,	February 29,
	2019	2020
Deferred tax assets:
Prepaid rental and advertising	9,763	50,187
Property and equipment	1,877	2,576
Impairment loss on long-term investments	6,563	4,559
Others	8,121	19,526
Tax losses carry-forward	44,376	84,007
Less: valuation allowance	(41,521)	(81,321)

Deferred tax assets, net	$29,179	$79,534

Deferred tax liabilities:
Intangible assets	8,869	6,984
Property and equipment	249	805
Long-term investments	8,620	—

Deferred tax liabilities	$17,738	$7,789

As of February 29, 2020, the Group had operating loss carry-forward of $84,007 from entities in PRC, which will expire on various dates from the end of calendar year 2020 to the end of calendar year 2025. The Company operates its business through its subsidiaries, its VIEs and VIEs' subsidiaries and schools. The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs and their subsidiaries and schools may not be used to offset other subsidiaries' or VIEs' earnings within the Group. Valuation allowance is considered on each individual subsidiary and VIE basis. Valuation allowance of $41,521 and $81,321 had been established as of February 28, 2019 and February 29, 2020, respectively, in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

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

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

17.         INCOME TAXES - continued

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group has concluded that there are no significant uncertain tax positions requiring recognition in financial statements for the years ended February 28, 2018, 2019 and February 29, 2020. The Group did not incur any significant interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future years.

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

Reconciliation between the provision for income taxes computed by applying the PRC EIT rates of 25% in fiscal year 2018, 2019 and 2020 to income before provision for income tax and the actual provision for income tax was as follows:

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29,
	2018	2019	2020

Income before provision for income tax	$246,994	$457,204	$(50,653)
PRC statutory income tax rate	25%	25%	25%

Income tax at statutory income tax rate	61,748	114,301	(12,663)
Effect of non-deductible and super deduction expenses	(2,244)	(6,252)	(18,117)
Effect of income tax exemptions and preferential tax rates	(37,390)	(45,625)	(36,750)
Effect of income tax rate difference in other jurisdictions	14,949	5,214	97,058
Change in valuation allowance	7,590	8,866	39,800

Provision for income tax	$44,653	$76,504	$69,328

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

17.         INCOME TAXES - continued

If Yidu Huida, TAL Beijing, Beijing Xintang Sichuang, Yinghe Youshi, Lebai Information and Yizhen Xuesi did not enjoy income tax exemptions and preferential tax rates for the years ended February 28, 2018, 2019 and February 29, 2020, the increase in income tax expenses and net income/(loss) per share amounts would be as follows:

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29,
	2018	2019	2020

Increase in income tax expenses	$37,390	$45,625	$36,750
Net income / (loss) per common share-basic	$0.90	$1.69	$(0.74)
Net income / (loss) per common share-diluted	$0.82	$1.61	$(0.74)

New EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the New EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed a resident enterprise, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25% with the statute subject to the determination by PRC tax authorities.

If the Company were to be non-resident for PRC tax purpose, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries, the withholding tax would be 10%.

The Chinese tax authorities clarified that distributions made out of earnings prior to but distributed after January 1, 2008 will not be subject to withholding tax. The aggregate undistributed earnings of the Company’s subsidiaries, VIEs and VIEs’ subsidiaries and schools located in the PRC that are available for distribution are $1,337,157 and $1,807,724 as of February 28, 2019 and February 29, 2020, respectively. Upon distribution of such earnings, the Company will be subject to PRC taxes, the amount of which is impractical to estimate. The Company did not record any withholding tax on any of the aforementioned undistributed earnings because it intends to permanently reinvest all earnings in China and the aforementioned subsidiaries do not intend to declare dividends to the Company.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

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

The computation of ADSs below have been given effect to the Ratio Change as disclosed in Note 13.

During the years ended February 28, 2018, 2019 and February 29, 2020, 900,000, nil and 3,614,796 Class B common shares were converted into 900,000, nil and 3,614,796 Class A common shares, respectively.

During the years ended February 28, 2018, 2019 and February 29, 2020, 2,314,190, 2,073,711 and 2,239,239 Class A common shares were issued in connection with vested shares, representing 6,942,570, 6,221,133 and 6,717,717 ADSs, respectively.

During the years ended February 28, 2018, 2019 and February 29, 2020, 76,491, 232,024 and 114,793 Class A common shares were issued upon exercise of share options, representing 229,473, 696,072 and 344,379 ADSs, respectively.

During the years ended February 28, 2018, 2019 and February 29, 2020, nil, 20,502 and 24,702 Class A common shares were issued as consideration for the business acquisitions, respectively.

During the years ended February 28, 2018, 2019 and February 29, 2020, 16,380,780, 443,091 and 401,074 Class A common shares issued to bond holders were converted into 49,142,340, 1,329,273 and 1,203,222 ADSs, respectively.

During the year ended February 28, 2018, the Company issued 135,264 common shares to noncontrolling shareholders in relation to the purchase of the remaining noncontrolling interests of certain consolidated subsidiaries.

On January 5, 2018, the Company entered into a subscription agreement with certain investors (the “Purchasers”), pursuant to which the Company issued 5,464,481 Class A common shares to the Purchasers in a private placement for aggregate proceeds of $500,000 which was received on January 12, 2018. On February 18, 2019, the Company entered into another subscription agreement with the Purchasers, pursuant to which the Company issued 5,329,922 Class A common shares to the Purchasers in a private placement for aggregate proceeds of $500,000 which was received on February 25, 2019.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

19.         NET INCOME / (LOSS) PER SHARE

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29,
	2018	2019	2020

Numerator:
Net income/(loss) attributable to TAL Education Group’s shareholders	$198,440	$367,236	$(110,195)
Eliminate the dilutive effect of interest expense of the bond payable	2,465	162	27

Numerator for diluted net income/(loss) per share	$200,905	$367,398	$(110,168)

Denominator:
Weighted average shares outstanding
Basic	174,979,574	189,951,643	198,184,370
Effect of dilutive securities:
Dilutive effect of non-vested shares and options (i)	11,084,069	9,689,955	—
Dilutive effect of the bond payable	8,267,662	583,336	—
Denominator for diluted net income/(loss) per share	194,331,305	200,224,934	198,184,370

Net income/(loss) per common share attributable to TAL Education Group’s shareholders-basic (ii)	$1.13	$1.93	$(0.56)
Net income/(loss) per common share attributable to TAL Education Group’s shareholders-diluted	$1.03	$1.83	$(0.56)

(i)	For the years ended February 28, 2018 and 2019, 381,426 and 2,559,254 non-vested shares and share options were excluded from the calculation, respectively, as their effect was anti-dilutive. For the year ended February 29, 2020, potential shares outstanding of 11,319,817 are excluded from the calculation due to their anti-dilutive effect resulted from net loss reported in fiscal year 2020.
(ii)	The Company’s common shares are divided into Class A and Class B common shares. Holders of Class A and Class B common shares have the same dividend rights. Therefore, the Company does not present earnings per share for each separate class.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

20.         RELATED PARTY TRANSACTIONS

The Group had the following balances and transactions with related parties:

Balances:

	As of	As of
	February 28,	February 29,
	2019	2020

Amounts due from related parties-current (i)	$3,341	$3,642
Amounts due from related parties-non-current (i)	$1,747	$—
Amounts due to related parties-current (ii)	$24,375	$4,361
Amounts due to related parties-non-current (ii)	$196	$—

Transactions:

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29,
	2018	2019	2020

Services fees	$880	$1,888	$6,350
Other revenue	$1,016	$1,374	$4,113
Purchase of equipment	$947	$1,068	$120
Disposal gain (iii)	$3,044	$760	$—

(i)	The amounts due from related parties represent loans and prepayments to certain investees for service fees received by an investee on behalf of the Group.

In fiscal year 2020, the Group recorded $33,184 impairment loss on the amounts due from related parties, substantially all was provided during the year ended February 29, 2020.

(ii)	The amounts due to related parties include $20,635 and nil investment payable to related parties as of February 28, 2019 and February 29, 2020, respectively. The remaining amounts due to related parties primarily related to service fees payable to related parties.
(iii)	As disclosed in Note 10(1), in fiscal year 2018 and 2019, the Group disposed certain equity interests in BabyTree to a related party and recognized disposal gains of $3,044 and $760, respectively.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

21.         COMMITMENTS AND CONTINGENCIES

Capital commitment

The Group had outstanding capital commitments mainly relating to capital expenditures of office space construction in Beijing and Jiangsu. As of February 29, 2020, the payment due within one year was $150,556 and $253,510 thereafter.

Lease property management fee commitment

Future minimum payments under non-cancelable agreements for property management fees as of February 29, 2020 were as follows:

Fiscal year ending
February 2021	$22,729
February 2022	23,873
February 2023	19,451
February 2024	15,041
February 2025	10,514
Thereafter	16,015

Total	$107,623

Upon the adoption of ASC 842 on March 1, 2019, future minimum lease payments for operating lease commitments as of February 29, 2020 are disclosed in Note 16.

Investment commitment

The Group was obligated to pay $28,646 for several long-term investments under various arrangements as of February 29, 2020 with payment due within one year.

Contingencies

As of February 29, 2020, the Group remains in the process of preparing filings and applying for permits of certain learning centers. The Group cannot reasonably estimate the contingent liability of without the filling of the permit, no liabilities is recorded as of February 29, 2020.

From time to time, the Group is subject to legal proceedings and claims incidental to the conduct of its business. The Group accrues the liability when the loss is probable and reasonably estimable.

22.         SEGMENT INFORMATION

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

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

23.         MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. Total provisions for such employee benefits were $108,463, $173,050 and $220,366 for the years ended February 28, 2018, 2019 and February 29, 2020, respectively.

24.         STATUTORY RESERVES AND RESTRICTED NET ASSETS

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

The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital of the entities. For the years ended February 28, 2019 and February 29, 2020, the Group made apportions of $1,519 and $2,709 to the statutory surplus reserve, respectively, and $18,856 and $21,313 to the development fund, respectively.

As a result of these PRC laws and regulations and the requirement that distribution by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserve of the Company’s PRC subsidiaries, the VIEs and VIEs’ subsidiaries and schools. As of February 28, 2019 and February 29, 2020, paid-in capital balance of such entities was $390,762 and $580,551, respectively, and statutory reserve balance was $58,690 and $82,712, respectively. The total of restricted net assets as of February 28, 2019 and February 29, 2020 was therefore $449,452 and $663,263, respectively.

25.         SHARE-BASED COMPENSATION

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

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

25.         SHARE-BASED COMPENSATION - continued

Non-vested shares

During the year ended February 28, 2018, the Company granted 1,111,836 non-vested shares to employees and directors which generally vest annually in equal batches over a period of 1 to 10 years.

During the year ended February 28, 2019, the Company granted 2,801,437 non-vested shares to employees and directors which generally vest annual in equal batches over a period of 1 to 13 years.

During the year ended February 29, 2020, the Company granted 1,376,628 non-vested shares to employees and directors which generally vest annual in equal batches over a period of 1 to 8 years.

The activities of non-vested shares granted under the 2010 Share Incentive Plan are summarized as follows:

	Number of	Weighted
	non-vested	average grant date
	shares	fair value

Outstanding as of February 28, 2017	13,101,006	15.62

Granted	1,111,836	74.63
Forfeited	187,719	27.95
Vested	2,375,107	14.81

Outstanding as of February 28, 2018	11,650,016	21.21

Granted	2,801,437	86.95
Forfeited	370,028	44.33
Vested	2,095,211	19.82

Outstanding as of February 28, 2019	11,986,214	36.11

Granted	1,376,628	121.85
Forfeited	813,036	40.86
Vested	2,277,114	33.82

Outstanding as of February 29, 2020	10,272,692	47.73

The Company recorded compensation expense of $44,330, $74,231 and $114,027 for the years ended February 28, 2018, 2019 and February 29, 2020 related to non-vested shares, respectively.

As of February 29, 2020, the unrecognized compensation expense related to the non-vested share awards amounted to $406,824, which will be recognized over a weighted-average period of 4.8 years. The total fair value of non-vested shares that vested during the years ended February 28, 2018, 2019 and February 29, 2020 was $35,175, $41,527 and $77,012, respectively.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

25.         SHARE-BASED COMPENSATION - continued

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

During the year ended February 29, 2020, the Company granted 203,179 share options to employees at exercise prices ranging from $63.00 to $115.80. These share options vest annually in equal batches over a period from 3 to 4 years.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants during the applicable periods:

	For the year ended	For the year ended	For the year ended
	February 28, 2018	February 28, 2019	February 29, 2020
Risk-free interest rate(1)	1.99%‑2.55%	2.89%‑2.92%	1.63%‑2.35%
Expected life (years)(2)	6.17‑6.25	6.00‑6.25	6.00‑6.25
Expected dividend yield(3)	0%	0%	0%
Volatility(4)	32.8%‑33.8%	34.0%‑34.5%	34.2%‑35.1%
Fair value of options at grant date per share	$28.69 to $38.71	$42.09 to $42.55	$43.53 to $72.09

(1)	Risk-free interest rate

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

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

25.         SHARE-BASED COMPENSATION-continued

Share options - continued

Share options activity for the years ended February 28, 2018, 2019 and February 29, 2020 was as follows:

		Weighted	Weighted	Aggregate
		average	average remaining	intrinsic
	Number	exercise price	contractual	value
Share options	of shares	(US$)	life (Years)	(US$)

Outstanding as of February 28, 2017	1,338,882	20.12	9.48	30,954

Granted	89,160	59.50
Exercised	76,491	18.46
Forfeited	23,850	19.44

Outstanding as of February 28, 2018	1,327,701	22.87	8.56	120,040

Granted	23,000	108.57
Exercised	232,024	16.85
Forfeited	69,740	31.55

Outstanding as of February 28, 2019	1,048,937	25.50	7.73	85,318

Granted	203,179	79.42
Exercised	114,793	21.79
Forfeited	90,198	41.11

Outstanding as of February 29, 2020	1,047,125	35.03	7.25	134,183

Vested and expected to vest as of February 29, 2020	1,047,125	35.03	7.25	134,183
Exercisable as of February 29, 2020	366,547	24.27	6.37	50,914

The Company recorded compensation expense of $2,820, $3,046 and $3,916 for the years ended February 28, 2018, 2019 and February 29, 2020 related to share options, respectively.

Total intrinsic value of options exercised for the years ended February 28, 2018, 2019 and February 29, 2020 was $5,811, $19,863 and $12,139, respectively. The total fair value of options vested during the years ended February 28, 2018, 2019 and February 29, 2020 was $2,256, $2,764 and $3,225, respectively.

As of February 29, 2020, there was $15,643 unrecognized share-based compensation expense related to share options, which will be recognized over a weighted-average vesting period of 3.8 years.

The total compensation expense is recognized on a straight-line basis over the respective vesting periods. The Group recorded the related compensation expense of $47,150, $77,277 and $117,943 for the years ended February 28, 2018, 2019 and February 29, 2020, respectively.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2018, 2019 AND FEBRUARY 29, 2020

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

25.         SHARE-BASED COMPENSATION - continued

Share options - continued

Table below shows the summary of share-based compensation expense:

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29,
	2018	2019	2020

Cost of revenues	$366	$706	$1,074
Selling and marketing expenses	5,037	10,454	19,356
General and administrative expenses	41,747	66,117	97,513

Total	$47,150	$77,277	$117,943

26.         DISTRIBUTION TO SHAREHOLDERS

On April 27, 2017, the Company declared a cash dividend of $0.25 per share to the Company’s common shareholders recorded at the close of business on May 11, 2017. $41,166 cash dividend was paid in full in May 2017 and was recorded as a reduction of retained earnings. No dividend has been declared during the year ended February 28, 2019 and February 29, 2020.

27.         SUBSEQUENT EVENTS

Novel coronavirus (“COVID-19”) has spread rapidly to many parts of China and other parts of the world in the first quarter of calendar year 2020. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere. Substantially all of the Group’s revenue and workforce are concentrated in China. Consequently, the COVID-19 outbreak may affect the Group’s offline business operations and its financial condition and operating results for fiscal year 2021, including but not limited to negative impact to the Group’s total revenues and downward adjustments or impairment to the Group’s long-lived assets and long term investments. Because of the significant uncertainties surrounding the COVID-19 outbreak, the extent of the business disruption and the related financial impact cannot be reasonably estimated at this time.

In March 2020, the Company had entered into a definitive agreement to further invest US$10.4 million of cash in exchange of controlling equity interests in an online provider of one-on-one English tutoring services with material deferred revenue liability. Before the completion of the foregoing transaction, the Company has minority equity interests in the investee.

On April 28, 2020, the Company’s board of directors authorized the repurchase of up to US$500 million of the Company's common shares over the next 12 months, subject to the applicable rules under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, the Company's management, informed the Company of their intention to repurchase up to a total US$100 million of the Company's common shares, subject to the applicable rules under the Exchange Act.

In May 2020, the Company has repurchased 185,001 ADSs equal to 61,667 common shares in the open market, at an average price of US$53.23 per ADS for an aggregate consideration of approximately US$9.85 million. Such common shares were cancelled upon the completion of the transaction.

In June 2020, the Group adopted the 2020 Share Incentive Plan and as of the date of this annual report, the Group has not granted any awards under this plan. The 2010 Share Incentive Plan has a term of 10 years, and will terminate as of June 30, 2020.

TAL EDUCATION GROUP

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

Balance Sheets

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

	As of	As of
	February 28,	February 29,
	2019	2020

ASSETS

Current assets
Cash and cash equivalents	$697,962	$442,001
Restricted cash-current	5,105	—
Short-term investments	173,943	312,000
Amounts due from subsidiaries and related parties-current	77,396	308,831
Prepaid expenses and other current assets	38,261	21,410
Total current assets	992,667	1,084,242

Restricted cash-non-current	—	2,589
Amounts due from subsidiaries and related parties-non-current	1,000	—
Intangible assets, net	720	612
Goodwill	57,206	57,206
Long-term investments	645,328	454,746
Long-term prepayments and other non-current assets	8,060	24,675
Investments in its subsidiaries, and VIEs and the VIEs' subsidiaries and schools	1,137,833	1,336,905
Total assets	$2,842,814	$2,960,975

LIABILITIES AND EQUITY

Current liabilities
Amounts due to subsidiaries and related parties-current	154,885	179,977
Accrued expenses and other current liabilities	3,907	3,312
Short-term debt and current portion of long-term debt	195,000	—
Bond payable, current portion	5,275	—

Total current liabilities	359,067	183,289

Long-term debt	—	261,950

Total liabilities	359,067	445,239

Equity
Class A common shares ($0.001 par value; 500,000,000 shares authorized, 126,501,071 shares and 132,895,675 shares issued and outstanding as of February 28, 2019 and February 29, 2020, respectively)	127	133
Class B common shares ($0.001 par value; 500,000,000 shares authorized, 70,556,000 shares and 66,941,204 shares issued and outstanding as of February 28, 2019 and February 29, 2020, respectively)	71	67
Class A common shares issuable	1,977	—
Additional paid-in capital	1,485,521	1,675,640
Statutory reserve	58,690	82,712
Retained earnings	920,314	786,097
Accumulated other comprehensive income / (loss)	17,047	(28,913)
Total TAL Education Group shareholders’ equity	2,483,747	2,515,736
Total liabilities and equity	$2,842,814	$2,960,975

TAL EDUCATION GROUP

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

Statements of Operations

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29,
	2018	2019	2020

Cost of revenues	(149)	(605)	(1,034)
Operating expenses
Selling and marketing	(4,904)	(10,447)	(19,423)
General and administrative	(36,849)	(62,084)	(94,608)

Operating loss	(41,902)	(73,136)	(115,065)

Interest income	5,240	13,114	27,813
Interest expense	(16,640)	(17,194)	(11,730)
Other income / (loss)	8,495	106,179	(131,283)
Impairment loss on long-term investments	—	(29,382)	(132,120)
Income tax expense	(2,268)	(2,202)	(2,689)
Gain from equity method investments	1,295	1,409	995
Equity in earnings of its subsidiaries, the VIEs and the VIEs’ subsidiaries and schools	244,220	368,448	253,884

Net income / (loss)	198,440	367,236	(110,195)

TAL EDUCATION GROUP

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

Statements of Comprehensive Income

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29
	2018	2019	2020

Net income / (loss)	$198,440	$367,236	$(110,195)
Other comprehensive income / (loss), net of tax
Foreign currency translation adjustment	46,145	(34,864)	(47,082)
Unrealized gains on available-for-sale investments, net of tax	34,556	15,837	1,122
Less: Transfer to statements of operations of realized gains on available-for-sale investments, net of tax	(4,245)	(96,251)	—

Other comprehensive income / (loss)	76,456	(115,278)	(45,960)

Comprehensive income / (loss) attributable to TAL Education Group's shareholders	$274,896	$251,958	$(156,155)

TAL EDUCATION GROUP

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

Statements of Cash Flows

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29,
	2018	2019	2020

Net cash provided by operating activities	14,141	64,362	(200,408)

Cash flows from investing activities
Loan to third parties	—	(22,940)	(13,304)
Repayment of loan to third parties	74,902	—	—
Loan to related parties	—	(1,000)	(23,527)
Prepayment for investments	(11,068)	—	(6,175)
Purchase of intangible assets	—	—	(56)
Purchase of short-term investments	(370,000)	(148,918)	(312,000)
Proceeds from maturity of short-term investments	60,776	371,001	224,943
Payments for long-term investments	(117,868)	(246,261)	(84,929)
Proceeds from disposal of long-term investments	6,376	578	7,504
Investment in subsidiaries	(18,381)	(36,754)	(1,238)

Net cash used in investing activities	(375,263)	(84,294)	(208,782)

Cash flows from financing activities
Net proceeds from long-term debt and short-term debt	—	175,000	270,000
Repayment of long-term debt	—	(205,000)	(195,000)
Payment for upfront fee in related to long term debt	—	(12,600)	—
Cash dividend to shareholders	(41,166)	—	—
Cash received from exercise of capped call option	—	6,369	73,248
Proceeds from private placement	500,000	500,000	—
Proceeds from exercise of share options	2,127	710	2,490
Repayment of convertible bond	—	—	(25)

Net cash provided by financing activities	460,961	464,479	150,713

Net change in cash, cash equivalents and restricted cash	99,839	444,547	(258,477)

Cash, cash equivalents and restricted cash at the beginning of year	158,681	258,520	703,067

Cash, cash equivalents and restricted cash at the end of year	258,520	703,067	444,590

TAL EDUCATION GROUP

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

Note to the Financial Statements

1. BASIS FOR PREPARATION

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the Company used the equity method to account for investments in its subsidiaries, the VIEs and the VIEs’ subsidiaries and schools. The parent company’s condensed financial information should be read in conjunction with the Group’s consolidated financial statements.

2. INVESTMENTS IN SUBSIDIARIES AND VIEs

The Company, its subsidiaries, the VIEs and the VIEs’ subsidiaries and schools were included in the consolidated financial statements where the inter-company balances and transactions were eliminated upon consolidation. For purpose of the Company’s stand-alone financial statements, its investments in subsidiaries, the VIEs and the VIEs’ subsidiaries and schools were reported using the equity method of accounting. The Company’s share of income from its subsidiaries, the VIEs and the VIEs’ subsidiaries and schools were reported as equity in earnings of its subsidiaries, the VIEs and the VIEs’ subsidiaries and schools in the condensed statements of operations.