Form 20-F
period 2021-02-28
TAL Education Group
filed 2021-05-07
CIK 1499620

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2021.

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

Email: ir@tal.com

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

As of February 28, 2021, 147,995,578 Class A common shares, par value $0.001 per share and 66,939,204 Class B common shares, par value $0.001 per share were outstanding.

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

⌧  Large accelerated filer         ◻ Accelerated filer         ◻ Non-accelerated filer         ☐ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards†† provided pursuant to Section 13(a) of the Exchange Act. ◻

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ⌧

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

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenient translations from Renminbi to U.S. dollars in this annual report on Form 20-F were made at a rate of RMB6.4730 to $1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on February 26, 2021. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

(a)	Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statement of operations data for our company for the fiscal years ended February 28/29, 2019, 2020 and 2021 and the selected consolidated balance sheet data as of February 28/29, 2020 and 2021 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations data for our company for the fiscal years ended February 28, 2017 and 2018 and the selected consolidated balance sheet data as of February 28, 2017, 2018 and 2019 are derived from our audited consolidated financial statements not included in this annual report.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Our historical results are not necessarily indicative of results to be expected in any future period.

	For the Years Ended February 28/29,
	2017	2018	2019	2020	2021

	(in thousands of $, except for share, per share and per ADS data)
Consolidated Statements of Operations Data:
Net revenues	$1,043,100	$1,715,016	$2,562,984	$3,273,308	$4,495,755
Cost of revenues(1)	(522,327)	(882,316)	(1,164,454)	(1,468,569)	(2,048,561)
Gross profit	520,773	832,700	1,398,530	1,804,739	2,447,194
Operating expenses
Selling and marketing (1)	(126,005)	(242,102)	(484,000)	(852,808)	(1,680,050)
General and administrative (1)	(263,287)	(386,287)	(579,672)	(794,957)	(1,117,324)
Impairment loss on intangible assets and goodwill	—	(358)	—	(28,998)	(107,535)
Total operating expenses	(389,292)	(628,747)	(1,063,672)	(1,676,763)	(2,904,909)
Government subsidies	3,113	4,651	6,724	9,467	19,491
Income/(loss) from operations	134,594	208,604	341,582	137,443	(438,224)
Interest income	18,133	39,837	59,614	72,991	114,232
Interest expense	(13,145)	(16,640)	(17,628)	(11,820)	(16,946)
Other income/(expense)	23,074	17,406	131,727	(95,297)	140,878
Impairment loss on long-term investments	(8,075)	(2,213)	(58,091)	(153,970)	(24,563)
Income/(loss) before income tax (expense)/benefit and (loss)/income from equity method investments	154,581	246,994	457,204	(50,653)	(224,623)
Income tax (expense)/benefit	(34,066)	(44,653)	(76,504)	(69,328)	69,897
(Loss)/income from equity method investments	(8,025)	(7,678)	(16,186)	(7,670)	11,676
Net income/(loss)	112,490	194,663	364,514	(127,651)	(143,050)
Add: Net loss attributable to noncontrolling interest	4,390	3,777	2,722	17,456	27,060
Net income/(loss) attributable to shareholders of TAL Education Group	116,880	198,440	367,236	(110,195)	(115,990)
Net income /(loss) per common share attributable to shareholders of TAL Education Group
Basic	$0.72	$1.13	$1.93	$(0.56)	$(0.57)
Diluted	$0.66	$1.03	$1.83	$(0.56)	$(0.57)
Net income /(loss) per ADS attributable to shareholders of TAL Education Group (2)
Basic	$0.24	$0.38	$0.64	$(0.19)	$(0.19)
Diluted	$0.22	$0.34	$0.61	$(0.19)	$(0.19)
Cash dividends per common share(3)	—	$0.25	—	—	—
Weighted average shares used in calculating net income/(loss) per common share attributable to shareholders of TAL Education Group
Basic	162,548,494	174,979,574	189,951,643	198,184,370	203,603,391
Diluted	188,508,419	194,331,305	200,224,934	198,184,370	203,603,391
(1)	Includes share-based compensation expenses as follows:

	For the Years Ended February 28/29
	2017	2018	2019	2020	2021

	(in thousands of $)
Cost of revenues	$111	$366	$706	$1,074	$1,803
Selling and marketing expenses	3,368	5,037	10,454	19,356	56,609
General and administrative expenses	32,636	41,747	66,117	97,513	146,533
Total	36,115	47,150	77,277	117,943	204,945
(2)	Each three ADSs represent one Class A common share. Effective on August 16, 2017, we adjusted the ratio of our ADSs to Class A common shares from one ADS representing two Class A common shares to three ADSs representing one Class A common share. All earnings per ADS figures in this report give effect to the foregoing ADS to share ratio change.

	As of February 28/29
	2017	2018	2019	2020	2021

	(in thousands of $)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	$470,217	$711,519	$1,247,140	$1,873,866	$3,242,953
Total assets	1,828,906	3,054,560	3,735,091	5,571,246	12,112,309
Deferred revenue	518,874	842,256	436,107	781,000	1,417,498
Total liabilities	1,148,042	1,414,096	1,204,614	3,027,049	6,907,753
Total mezzanine equity	—	—	—	—	1,775
Total equity	680,864	1,640,464	2,530,477	2,544,197	5,202,781
(3)	Total cash dividends paid for the fiscal year ended February 28, 2018 was $41.2 million.
(b)	Capitalization and Indebtedness

Not applicable.

(c)	Reasons for the Offer and Use of Proceeds

Not applicable.

(d)	Risk Factors

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

Our teachers are critical to the quality of our services and our reputation. We seek to hire qualified and dedicated teachers who deliver effective and inspirational instruction. There is a limited pool of teachers with these attributes, and we must provide competitive compensation packages to attract and retain such teachers. We must also provide continued training to our teachers to ensure that they stay abreast of changes in student demands, academic standards and other key trends necessary to teach effectively. We may not be able to recruit, train and retain a sufficient number of qualified teachers in the future to keep pace with our growth while maintaining consistent teaching quality in the different markets we serve. In addition, PRC laws and regulations require the teachers to have requisite licenses if they teach, among others, academic subject such as Chinese, mathematics, English, physics, chemistry and other academic subjects in the compulsory education stage and academic subjects related to the entrance to a higher school, but we cannot assure you that our teachers can all apply for and obtain the teaching licenses in a timely manner or at all. If our teachers are not able to apply for and obtain the teaching licenses on a timely basis, or at all, we may need to rectify such noncompliance and may be subject to penalties and risk exposure to regulatory order to suspend operations or cancelation or revocation of the private school operating permit issued by relevant PRC authority in accordance with the PRC Private Education Law, or a Permit for Operating a Private School or other regulatory and disciplinary sanctions. Moreover, if the teachers for our online courses do not fully comply with the teacher qualification requirements, or these teachers are teaching at elementary or middle school at the same time, they may not be able to deliver such online courses, which would eventually adversely affect the delivery of our tutoring services to students. A shortage of qualified teachers or a decrease in the quality of our teachers’ services, whether actual or perceived, or a significant increase in compensation for us to retain qualified teachers, would have a material adverse effect on our business, financial condition and results of operations.

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

We believe that market awareness of our “Xueersi” brand has contributed significantly to the success of our business, and that maintaining and enhancing the value of this brand is critical to maintaining and enhancing our competitive advantage. If we are unable to successfully promote and market our brand and services, our ability to attract new students could be adversely impacted and, consequently, our financial performance could suffer. We mainly rely on word-of-mouth referrals to attract prospective students. We also use integrated marketing tools and tactics such as the internet, WeChat, social media, public lectures, outdoor advertising campaigns, co-brand promotions, and distribution of marketing materials to promote our brand and service offerings. In order to maintain and increase our brand recognition and promote our new service offerings, we have increased our marketing personnel and expenses over the last several years. We have also sought to strengthen recognition for our other brands, such as our “Haoweilai” brand, which is the umbrella brand for all our brands, our “Xueersi” brand, through which we offer small classes covering major subjects in supplement to school learnings, our “Izhikang” brand, through which we offer personalized premium services, our “Mobby” and “Firstleap” brand, through which we offer small classes for young learners. A number of factors could prevent us from successfully promoting our brand, including student dissatisfaction with our services, the failure of our marketing tools and strategies to attract prospective students. In addition, our brand may be adversely affected by misconduct and non-compliance, including those related to license or qualification requirements, of our business partners who purchase our courses and system support. If we are unable to maintain and enhance our existing brand, successfully develop additional brands, or utilize marketing tools in a cost-effective manner, our revenues and profitability may suffer. See “— Our brand image, business and results of operations may be adversely impacted by illegal, fraudulent or collusive activities or other wrongdoings by our employees and third parties acting on our behalf.”

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

Our net revenues increased from $2,563.0 million in the fiscal year ended February 28, 2019, to $3,273.3 million in the fiscal year ended February 29, 2020 and further to $4,495.8 million in the fiscal year ended February 28, 2021. Any evaluation of our business and our prospects must be considered in light of the risks and uncertainties encountered by companies at our stage of development. The after-school tutoring service market in China continually develops and evolves, which makes it difficult to evaluate our business and future prospects. In addition, our past results may not be indicative of future performance because of new businesses developed or acquired by us. Furthermore, our results of operations may vary from period to period in response to a variety of other factors beyond our control, including general economic conditions and regulations or government actions pertaining to the private education service sector in China, changes in spending on private education and non-recurring charges incurred under unexpected circumstances or in connection with acquisitions, equity investments or other extraordinary transactions. Due to these and other factors, our historical financial and operating results, growth rates and profitability as well as quarter-to-quarter comparisons of our operating results may not be indicative of our future performance and you should not rely on them to predict our future performance.

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

The private education market in China is rapidly evolving, highly fragmented and competitive, and we expect competition to persist and intensify. We face competition in each type of services we offer and in each geographic market where we operate. Our competitors include online and offline after-school tutoring service providers.

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

Our business has experienced growth in recent years. The number of our learning centers increased from 676 as of February 28, 2019 to 1,098 as of February 28, 2021. We plan to continue to expand our operations in different geographic markets in China. The establishment of new learning centers poses challenges and requires us to make investments in management, capital expenditures, marketing expenses and other resources. The expansion has resulted, and will continue to result, in substantial demands on our management and staff as well as our financial, operational, technological and other resources. In addition, we typically incur pre-opening costs associated with our new learning centers, and may incur losses during their initial ramp-up stage because we incur rent, salary and other operating expenses for new learning centers regardless of any revenues we may generate. If the ramp-up of our new learning centers is slower than expected, whether due to our inability to attract sufficient student enrollments or charge hourly rates for our courses that are high enough for us to recover our costs, our overall financial performance may be materially and adversely affected. Our planned expansion will also place significant pressure on us to maintain teaching quality and consistent standards, controls, policies and our culture to ensure that our brand does not suffer as a result of any decrease, whether actual or perceived, in the quality of our programs. To manage and support our expansion, we must improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers and management personnel as well as other administrative and marketing personnel. We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, maintain or accelerate our current growth rate, maintain or increase our gross and operating profit margins, recruit and retain qualified teachers and management personnel, successfully integrate new learning centers into our operations and otherwise effectively manage our growth. If we are not successful in effectively and efficiently managing our expansion, we may not be able to capitalize on new business opportunities, which may have a material and adverse impact on our financial condition and results of operations.

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

We are subject to risks related to global expansion.

We expect to expand our business globally. Since fiscal year 2020, we established a new school in the United States and expanded our business into other countries as well. Our business and operation are subject to a variety of laws and regulations in these jurisdictions which are evolving and subject to potentially differing interpretations, including the General Data Protection Regulation, or the GDPR, in the European Union, the Data Protection Act 2018 in the United Kingdom and anti-long-arm jurisdiction related laws and regulations such as the one newly promulgated in China. There is no harmonized approach to these laws and regulations globally. Consequently, we could face increased risk and uncertainty of non-compliance with applicable laws by expanding internationally. We may need to change and limit the way we operate our business and may have difficulty maintaining the current operating model that is compliant. As a general matter, compliance with laws and regulations may result in substantial costs and may necessitate changes to our business practices, and otherwise adversely affect our business, financial condition and results of operations.

We derive a significant portion of our revenues from a limited number of cities. Any event negatively affecting the private education market in these cities, or any increase in the level of competition for the types of services we offer in these cities, could have a material adverse effect on our overall business and results of operations.

Although we have expanded our offerings into a broad range of cities in China, we derive a significant portion of our revenues from a limited number of cities. For the fiscal year ended February 28, 2021, we derived a significant portion of our total net revenues from our Xueersi small-class offering in Beijing, Shanghai, Guangzhou, Shenzhen, Nanjing and we expect these five cities to continue to constitute important sources of our revenues. If any of these cities experiences an event negatively affecting its private education market, such as a serious economic downturn, natural disaster or outbreak of contagious disease, adopts regulations relating to private education that place additional restrictions or burdens on us, or experiences an increase in the level of competition for the types of services we offer, our overall business and results of operations may be materially and adversely affected.

We may not achieve expected results from our new initiatives.

We engage in new initiatives from time to time to expand our offerings or market reach. For example, we may offer low-pricing and/or free courses to a large number of users. We may devote significant resources to our new initiatives, but fail to achieve expected results from such new initiatives. If such new initiatives are not well accepted, the reputation of our other class offerings and our overall brand and reputation may be harmed. As a result, our overall business and results of operations may be materially and adversely affected.

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

We are exposed to the risk of various types of by illegal, fraudulent or collusive activities or other wrongdoings, including but not limited to taking kickbacks, forging documentation, etc. It is not always possible to deter or discover wrongdoings, and the precautionary or remedial measures we take may not be effective in controlling unknown or unmanaged risks or losses. An example of such incident is the one related to the “Light Class” business. See “Item 8. Financial Information-A. Consolidated Statements and Other Financial Information-Legal and Administrative Proceedings-Internal Review and SEC Proceeding.”

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

We are defending against a putative shareholder class action lawsuit described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information-Legal and Administrative Proceedings-Litigation,” including any appeals of such lawsuit. Although we have reached an agreement in principle to settle all claims with plaintiffs, there is no guarantee that the Court will approve it. If the settlement fails and the litigation continues, we are unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of this lawsuit. Any adverse outcome of this case could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

In addition, as described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information-Legal and Administrative Proceedings-Internal Review and SEC Proceeding,” of this annual report, the SEC’s Division of Enforcement has sought the production of certain documents and information related to the transactions identified in the Muddy Water report, issues related to the “Light Class” business that we announced in April 2020, and the subsequent internal reviews regarding these issues and other related information. We are cooperating with the SEC. We cannot predict or provide any assurance as to the timing, outcome or consequences of the SEC investigation. We have incurred, and may continue to incur, significant expenses related to legal, accounting, and other professional services in connection with matters relating to or arising from the internal review and SEC investigation. Moreover, if the SEC were to determine that legal violations occurred, we could be required to pay significant civil penalties and/or other amounts and we could become subject to other remedies or conditions imposed as part of any resolution.

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

We have a large number of students and their parents on our premises to attend classes and/or use our facilities, and they may suffer accidents or injuries or other harm on our premises, including those caused by or otherwise arise from the actions of our employees or contractors. Although we have since enhanced preventive measures to avoid similar incidents, we cannot assure you that there will be no similar incidents in the future. We also organize overseas trips for students as a part of certain of our services, and our students may be involved in accidents or suffer injuries or other harm on these trips.

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

Our advertising and promotional content may subject us to penalties and other administrative actions.

Under PRC advertising, pricing and anti-unfair competition laws and regulations, we are obligated to monitor our advertising and promotional content to ensure that such content is true and accurate and in full compliance with applicable laws and regulations. For example, the PRC Pricing Law provides that an operator is prohibited from using false or misunderstanding pricing methods to induce consumers or other operators into trading with it. In addition, education or training advertisement are further prohibited from containing content such as guarantee of passing of examination or the effect of education or training, recommendation and/or endorsement by scientific research institutes, academic institutions, educational organizations, industry associations, professionals or beneficiaries using their name or image. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances of our serious violations, government authorities may force us to terminate our advertising operations or revoke our licenses.

Relevant regulatory authorities have significant discretion in interpreting and implementing the advertising, pricing and anti-unfair competition laws and regulations. We cannot assure you that all the content contained in our advertisements and promotional content is true and accurate as required by, and complies in all aspects with, the advertising, pricing and anti-unfair competition laws and regulations. We also cannot assure you that we can rectify such content which is deemed not in compliance with such laws and regulations in a timely manner or at all, especially given the uncertainty in the interpretation of these PRC laws and regulations. If we are found to be in violation of applicable PRC advertising, pricing and anti-unfair competition laws and regulations, we may be subject to penalties and our reputation may be harmed, which may negatively affect our operations, financial condition and prospects.

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

Widespread use of the internet for educational purposes is a relatively recent occurrence, and the market for internet-based courses and services is characterized by rapid technological changes and innovations, such as artificial intelligence, augmented reality, virtual reality, as well as unpredictable product life cycles and user preferences. We have limited experience with online courses and services. We must be able to adapt quickly to changing student needs and preferences, technological advances and evolving internet practices in order to compete successfully in online education. Ongoing enhancement of our online offerings and technologies may entail significant expenses and technological risks, and we may not be able to use new technologies effectively and may fail to adapt to changes in the online education market on a timely and cost-effective basis. We began offering online courses through our www.xueersi.com in 2010 and revenues generated from our online course offerings through www.xueersi.com accounted for 13.3%, 18.9% and 28.4% of our total net revenues in the fiscal years ended February 28/29, 2019, 2020 and 2021, respectively. We expect that revenues from our online course offerings will increase. However, if improvements to our online offerings and technologies are delayed, result in systems interruptions or are not aligned with market expectations or preferences, we may lose market share and our growth prospects could be adversely affected.

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

Our office space and service and learning centers are presently mainly located on leased premises. We may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could adversely affect our business. We may have to relocate our operations for various other reasons, including increasing rentals, failure in passing the fire inspection in certain locations and the early termination of lease agreements. In addition, if the leased premises where our learning centers are located do not pass the fire inspection or do not comply with the relevant fire safety regulations, we may have to close such learning centers. We also have not registered most of our lease agreements with the relevant PRC governmental authorities as required by relevant PRC law. We may be required by the relevant governmental authorities to complete such registration, or otherwise be subject to fines ranging from RMB1,000 to RMB10,000 for each lease agreement that has not been registered. However, failure to complete such registration would not affect the enforceability of the relevant lease agreements in practice.

In addition, a few of our lessors have not been able to provide us with document proving completion of the fire inspection of the leased premises, copies of title certificates or other evidentiary documents to prove that they have authorization to lease the properties to us. Our business and legal teams followed an internal guideline to identify and assess risks in connection with leasing the properties, and a final business decision was made after our analysis of the likely impact of the defects on the leasehold interests and the value of the properties to our expansion plan. However, there is no assurance that our decision would always lead to the favorable outcome we expected to achieve. If any of our leases are terminated as a result of challenges by third parties or government authorities for lack of title certificates or proof of authorization to lease, we do not expect to be subject to any fines or penalties but we may be forced to relocate the affected learning centers and incur additional expenses relating to such relocation. If our use of the leased premises is challenged by relevant government authorities for lack of fire inspection, we may be further subject to fines and also be forced to relocate the affected learning centers and incur additional expenses. If we fail to find suitable replacement sites in a timely manner or on terms acceptable to us, our business and results of operations could be materially and adversely affected.

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

We cannot assure you that our courses and marketing materials, online courses, products, and platform or other intellectual property developed or used by us do not or will not infringe upon valid copyrights or other intellectual property rights held by third parties. We may encounter disputes from time to time over rights and obligations concerning intellectual property, and we may not prevail in those disputes. We have adopted policies and procedures to prohibit our employees and contractors from infringing upon third-party copyright or intellectual property rights. However, we cannot assure you that our teachers or other personnel will not, against our policies, use third-party copyrighted materials or intellectual property without proper authorization in our classes, on our websites, at any of our locations or via any medium through which we provide our programs. Our users may also post unauthorized third-party content on our websites. We may incur liability for unauthorized duplication or distribution of materials posted on our websites or used in our classes. We have been involved in claims against us alleging our infringement of third-party intellectual property rights and we may be subject to such claims in the future. Any such intellectual property infringement claim could result in costly litigation, harm our reputation and divert our management attention and resources and pay substantial damage.

We may fail to successfully make necessary or desirable acquisition or investment, and we may not be able to achieve the benefits we expect from recent and future acquisitions or investments.

We have made and intend to continue to make acquisitions or equity investments in additional businesses that complement our existing business. We may not be able to successfully integrate our acquired businesses. If the businesses we acquire do not subsequently generate the anticipated financial performance or if any goodwill impairment test triggering event occurs, we may need to revalue or write down the value of goodwill and other intangible assets in connection with such acquisitions or investments, which would harm our results of operations.

We may not have any control over the businesses or operations of our minority equity investments, the value of which may decline over time. For the investments accounted for by the equity method, we book a gain or loss of share of net income or loss of the investments. If the investee’s operation or financial performance deteriorated, we may need to revalue or record impairment to the carrying amount of the long-term investment, which would harm our results of operations.

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

In January 2021, we issued certain convertible notes for a total proceed of approximately US$2.3 billion to a group of investors.

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

We have experienced recent fluctuations in our margins and incurred net loss in fiscal years 2020 and 2021.

In recent years, we have experienced fluctuations in our margins. We incurred net loss in fiscal years 2020 and 2021. Many factors may cause our margins to decline or lead to net losses. For example, costs incurred in the expansion of our business and our physical network of learning centers and service centers may increase faster than our revenues. New investments and acquisitions may cause our margins to decline before we successfully integrate the acquired businesses into our operations and realize the full benefits of these investments and acquisitions. A significant increase in operating expenses or impairment loss on long-term investments and goodwill may lead to a net loss. Our ability to return to or maintain profitability and maintain or improve margins is affected by various factors that are beyond our control, such as the COVID-19 pandemic. There can be no assurance that our margins will not decline or fluctuate, or that we will not incur net loss again, in the future.

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

Although we have a daily backup system that runs on different servers including a combination of internet data center and cloud servers for our operating data, we may still lose important student data or suffer disruption to our operations if there is a failure of the database system or the backup system. In addition, computer hackers may attempt to penetrate our network security and our website. We have in the past experienced several computer attacks, although they did not materially affect our operations. We may be required to invest significant resources in protecting against the foregoing technological disruptions and/or security breaches, or to remediate problems and damages caused by such incidents, which could increase the cost of our business and in turn adversely affect our financial conditions and results of operations. Unauthorized access to our proprietary business information or customer data may be obtained through break-ins, sabotage, breach of our secure network by an unauthorized party, computer viruses, computer denial-of-service attacks, employee theft or misuse, breach of the security of the networks of our third party providers, or other misconduct. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our network security or our website change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. It is also possible that unauthorized access to customer data may be obtained through inadequate use of security controls by customers. We would suffer economic and reputational damages if a technical failure of our systems or a security breach compromises student data, including identification or contact information, although there has not been any material compromise in the past. Any disruption to our computer systems could therefore have a material adverse effect on our on-site operations and ability to retain students and increase student enrollments.

Our business was materially adversely affected by the outbreak of COVID-19 and may be materially adversely affected by a similar outbreak in the future.

In 2020, outbreaks of COVID-19 resulted in the temporary closure of many business facilities across China. Normal economic life throughout China was sharply curtailed. While many of the restrictions on movement within China have been relaxed as of the date of this annual report, there is still uncertainty as to the future progress of the disease. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the reimposition of restrictions.

The COVID-19 pandemic affected many aspects of our business since 2020, including:

Offline businesses. Our learning centers across the nation underwent temporary closure as part of precautionary measures we took with respect to our offline business and pursuant to government orders with respect to educational institutions as well as business activities in general to combat the outbreak. Following the closure, we immediately took measures to effectively move our offline course offerings online and provide our customers that already purchased offline courses with comprehensive remedies such as refunds, exchanges, or compensation for price differences. Despite our initiatives, there could still be cases of customer dissatisfaction and complaints as a result of the drastic changes. The decrease in revenues from offline learnings centers was partially offset by the increase in online revenues. In the later part of 2020, we were able to gradually reopen our learning centers. However, we again were required to close our learning centers in certain regions where new cases of COVID-19 were discovered between the end of 2020 and beginning of 2021. We moved those classes online. Any violation of government orders to suspend classes can lead to administrative actions and penalties.

Expansion. Pending further development of the pandemic, our offline capacity growth plans are subject to uncertainties. Moreover, we had two major facilities under construction, the progress of which were delayed due to restrictions on travel, suspension of business activities, and disease control protocols, that were in place. The construction delay may cause, among others, the projects to miss completion deadline, go over budget, or both, and the raw material cost may fluctuate as a result of the outbreak.

Financial condition and results of operations. The potential impact of development of COVID-19 and discovery of new cases can create uncertainty on our financial condition and results of operations. For example, we may have to make fair value adjustments or impairment to our long-term investments and goodwill as a result of such impact.

Beginning in the first fiscal quarter of fiscal year 2021, we experienced continued recovery and growth, driven by online courses and despite the lingering pressure on our offline business. However, we cannot assure you that the COVID-19 pandemic can be eliminated completely. Moreover, a second wave or a similar outbreak may occur, which could materially and adversely affect our business, financial condition, and results of operations.

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

Failure to maintain effective internal controls over financial reporting could cause us to inaccurately report our financial results or fail to prevent fraud and have a material adverse effect on our business, results of operations and the trading price of our ADSs.

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

Our management and our independent registered public accounting firm, which had issued an attestation report, identified one material weakness in our internal control over financial reporting as of February 29, 2020 in accordance with the standards established by the Public Company Accounting Oversight Board of the United States and concluded that our internal control over financial reporting was not effective due to this material weakness as of February 29, 2020. The material weakness identified related to our failure to timely update our design on controls with a sufficient level of precision to prevent and detect misstatements related to our newly developed business. The material weakness resulted in restatement of our unaudited quarterly financial statements for the periods ended May 31, August 31 and November 30, 2019, respectively, to reflect correction of errors which led to reversal of our net revenues and net income attributable to our company for the first nine months of fiscal year 2020 in the aggregate amount of US$86.1 million and US$26.6 million, respectively. We have taken a number of measures to remedy the material weakness and the deficiencies that have been identified. For details, see “Item 15. Controls and Procedures.” Our management and our independent registered public accounting firm, which has issued an attestation report, have concluded that our internal control over financial reporting was effective as of February 28, 2021 after the remediation. However, we cannot assure you that we will not identify any additional material weaknesses or significant deficiencies in the future.

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

We are subject to anti-corruption laws, including China’s anti-corruption laws and the U.S. Foreign Corrupt Practices Act, or the FCPA, which generally prohibits companies and anyone acting on their behalf from offering or making improper payments or providing benefits to foreign officials for the purpose of obtaining or keeping business and that requires an “issuer” like us to maintain accurate books and records. Our company policies require that our employees comply with applicable laws. However, there is no assurance that such policies will work effectively or protect us from liability under the FCPA or other anti-corruption laws for actions taken by our employees and intermediaries with respect to our business or any business that we may acquire. If we are found to be not in compliance with the FCPA and other applicable anti-corruption laws, we may be subject to penalties and other remedial measures, which may have an adverse impact on our reputation, business and results of operations. Any investigation of any potential violations of the FCPA or other anti-corruption laws by government authorities may cause us to incur significant expenses, divert management attention, and adversely affect our business and results of operations.

We may be the subject of anti-competitive, harassing, or other detrimental conduct by third parties including anonymous allegations, negative blog postings, and the public dissemination of malicious assessments of our business that could cause us to incur significant time and costs to address these allegations, harm our reputation and adversely affect the price of our ADSs.

We may be the target of anti-competitive, harassing, or other detrimental conduct by third parties. Such conduct includes allegations, anonymous or otherwise, sent to our auditors and/or other third parties regarding our operations, accounting, revenues, business relationships, business prospects and business ethics. Additionally, allegations, directly or indirectly against us, may be posted in internet chat rooms or on blogs or any websites by anyone, whether or not related to us, on an anonymous basis. We may be subject to government or regulatory investigation as a result of such third-party conduct and may be required to expend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Our reputation may also be negatively affected as a result of the public dissemination of anonymous allegations or malicious statements about our business, which in turn may adversely affect the price of our ADSs.

We have granted and will continue to grant restricted shares, share options and other share-based awards in the future, which may materially reduce our net income.

In June 2010, we adopted a 2010 share incentive plan, as amended and restated in August 2013, that permits granting of options to purchase our Class A common shares, restricted shares, restricted share units, share appreciation rights, dividend equivalent rights and other instruments as deemed appropriate by the administrator under the plan. The amended and restated 2010 share incentive plan ceased to be used for grants of future awards upon the effectiveness of the 2020 Plan (defined below). In June 2020, we adopted a 2020 Share Incentive Plan, or the 2020 Plan, pursuant to which the maximum aggregate number of shares that may be issued pursuant to all awards (including incentive share options) (the “Award Pool”) is initially five percent (5%) of our total issued and outstanding shares as of the effective date of the 2020 Plan, provided that (A) the Award Pool shall be increased automatically if and whenever the number of shares that may be issued pursuant to ungranted awards pursuant to the 2020 Plan (the “Ungranted Portion”) accounts for less than one percent (1%) of the then total issued and outstanding shares of our company, so that for each automatic increase, the Ungranted Portion immediately after such increase shall equal five percent (5%) of the then total issued and outstanding shares of our company, and (B) the size of the Award Pool shall be equitably adjusted in the event of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, consolidation or similar transactions. As of March 31, 2021, 8,902,881 non-vested restricted Class A common shares and 538,583 share options to purchase 538,583 Class A common shares under the 2010 Plan and the 2020 Plan previously granted to our employees and directors are outstanding. As a result of the outstanding grants under the 2010 Plan and the 2020 Plan, we have incurred and will continue to incur share-based compensation expenses. We had share-based compensation expenses of $77.3 million, $117.9 million, and $204.9 million for the fiscal years ended February 28/29, 2019, 2020 and 2021, respectively. As of February 28, 2021, the unrecognized compensation expenses amounted to $645.7 million related to the non-vested restricted shares, which will be recognized over a weighted-average period of 4.0 years for service based non-vested restricted shares and 3.4 years for performance based non-vested restricted shares, and $11.5 million related to share options, which will be recognized over a weighted-average period of 3.9 years. Expenses associated with share-based compensation awards granted under our share incentive plan may materially reduce our future net income. However, if we limit the size of grants under our share incentive plan to minimize share-based compensation expenses, we may not be able to attract or retain key personnel.

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

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. In August 2018, the Ministry of Justice published a draft Implementation Rules for Private Education Law, or the draft Implementation Rules, for review. The draft Implementation Rules, among other things, provide that entities implementing group-based education shall not control non-profit schools by merger, acquisition, franchise or contractual arrangements. The draft Implementation Rules also provide that transactions among private schools and their affiliates shall be fair and open to the public. For those agreements entered into by non-profit schools and their affiliates which are long-term or involve important interests or repeated performance, the educational authorities shall audit the necessity, legitimacy and legal compliance of such agreements. Such requirements, if remained in the final version and signed into law, may challenge the validity and enforceability of our VIE Contractual Arrangements.

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

If our VIEs or any of their respective subsidiaries or schools or any of their respective shareholders fail to perform its obligations under the VIE Contractual Arrangements, we may have to incur substantial costs and resources to enforce our rights under the contracts, and rely on legal remedies under the PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. For example, if the shareholders of our VIEs were to refuse to transfer their equity interest in these entities to us or our designee when we exercise the call option pursuant to the VIE Contractual Arrangements, or if they were otherwise to act in bad faith toward us, we may have to take legal actions to compel them to perform their contractual obligations.

All the material agreements under the VIE Contractual Arrangements, which are summarized under “Item 4. Information on the Company—B. Business Overview—Organizational Structure—VIE Contractual Arrangements,” are governed by PRC law and provide for the resolution of disputes under the agreements through arbitration in Beijing. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in China is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce the VIE Contractual Arrangements. Under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event we are unable to enforce the VIE Contractual Arrangements, we may not be able to exert effective control over our Consolidated Affiliated Entities, and our ability to conduct our business may be negatively affected.

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

We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or such conflicts will be resolved in our favor. In addition, these individuals may breach, or cause our Consolidated Affiliated Entities to breach, or refuse to renew, the existing VIE Contractual Arrangements. In June 2013, we entered into a deed of undertaking with Mr. Zhang, which prevents Mr. Zhang from using his majority voting power to remove, replace or appoint any of our directors, and from casting any votes he has as our director or shareholder on any resolutions or matters concerning the deed itself. The deed is irrevocable, and applies to any and all periods during which Mr. Zhang beneficially owns shares representing more than 50% of the aggregate voting power of our then total issued and outstanding shares. However, there can be no assurance that such arrangement is sufficient to address potential conflicts of interests Mr. Zhang may encounter. Other than this deed of undertaking we have entered into with Mr. Zhang, we currently do not have any arrangements to address potential conflicts of interest Mr. Zhang, Mr. Liu and Mr. Bai may encounter in their capacity as direct or indirect nominee shareholders of the VIEs (and, as applicable, as directors of the VIEs), on the one hand, and as beneficial owners of our company (and, as applicable, director and/or officers of our company), on the other hand. To a large extent, we rely on the legal owners of the VIEs to abide by the laws of the Cayman Islands and China, which provide that directors and officers owe a fiduciary duty to our company that requires them to act in good faith and in the best interests of our company and not to use their positions for personal gains. If we cannot resolve any conflict of interest or dispute between us and these individuals, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

We have three major types of chops, corporate chops, contract chops and finance chops. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use corporate chops or contract chops for executing leases and commercial contracts. We use finance chops generally for making and collecting payments, including, but not limited to issuing invoices. Use of chops must be approved by the responsible departments and follow our internal procedure. Although we usually utilize chops to execute contracts, the registered legal representatives of our PRC subsidiaries, VIEs and their schools and subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops.

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

The principal regulations governing private education in China are The Private Education Law, or Private Education Law, and The Implementation Rules for Private Education Law, or Implementation Rules. Before September 1, 2017, under the Private Education Law and Implementation Rules, a private school could elect to be a school that did not require reasonable returns or a school that required reasonable returns. At the end of each fiscal year, every private school was required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that required reasonable returns, this amount should be no less than 25% of the annual net income of the school, while in the case of a private school that did not require reasonable returns, this amount should be equivalent to no less than 25% of the annual increase in the net assets of the school, if any. A private school that required reasonable returns must publicly disclose such election and additional information required under the regulations. A private school should consider factors such as the school’s tuition, ratio of the funds used for education-related activities to the course fees collected, admission standards and educational quality when determining the percentage of the school’s net income that would be distributed to the investors as reasonable returns. However, none of the current PRC laws and regulations provides a formula or guidelines for determining “reasonable returns.” In addition, none of the current PRC laws and regulations sets forth clear requirements or restrictions on a private school’s ability to operate its education business based on such school’s status as one that does or does not require reasonable returns.

On November 7, 2016, the Standing Committee of the National People’s Congress amended the Private Education Law, or the Amended Private Education Law, which took effect on September 1, 2017. Under the Amended Private Education Law, the term “reasonable return” is no longer used, and sponsors of private school may choose to establish non-profit or for-profit private schools at their own discretion. Sponsors of for-profit private schools are entitled to retain the profits from their schools and the operating surplus may be allocated to the sponsors pursuant to the PRC Company Law and other relevant laws and regulations. Sponsors of non-profit private schools are not entitled to any distribution of profits from their schools and all revenue must be used for the operation of the schools. If a pre-existing private school chooses to register as a non-profit school, it shall amend its articles of association, continue its operation and complete the new registration process. If a pre-existing private school chooses to register as a for-profit school, it shall conduct a financial liquidation process, have the property rights of its assets such as lands, school buildings and net balance authenticated by relevant government authorities, pay up relevant taxes, apply for a new Permit for Operating a Private School, re-register as a for-profit school and continue its operation. Specific provisions regarding the above registration process shall be introduced by governments at the provincial level. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—The Private Education Law and the Implementation Rules for Private Education Law.”

We intend to register our pre-existing private schools as for-profit schools. However, as of the date of this annual report, only certain local governments, for example, Beijing, Shanghai, Tianjin, Zhejiang Province, Hainan Province and Ningxia Province, have promulgated specific measures for registration of pre-existing private schools. And even for those places where specific measures for registration of pre-existing private schools have been promulgated, some local government authorities in practice have not started to accept application for registration of pre-existing private schools as for-profit schools. Therefore, we cannot assure you that our pre-existing private schools can all apply for and complete registration as for-profit schools in a timely manner or at all. And as measures for registration of pre-existing private schools in most provinces are yet to be introduced, we also cannot assure you whether there will be other risks associated with such registration.

Moreover, as of the date of this annual report, the implementation rules for the Amended Private Education Law and the relevant regulations adopted by competent government authorities in certain provinces have not been promulgated. It remains uncertain how the Amended Private Education Law will be interpreted and implemented and impact our business operations. There is no assurance that we will be able to operate our business in full compliance with the Amended Private Education Law or any relevant regulations in a timely manner or at all. Should we fail to fully comply with the Amended Private Education Law or any relevant regulations as interpreted by the relevant government authorities, we may be subject to administrative fines or penalties, an order to suspend the operation and refund the tuition fee or other negative consequences which could materially and adversely affect our brand name and reputation, and our business, financial condition and results of operations. As a holding company, we rely on dividends and other distributions from our PRC subsidiaries, including TAL Beijing and Lebai Information. TAL Beijing, Lebai Information and their designated affiliates are entitled to receive service fees from the schools according to the relevant exclusive business cooperation agreements. We do not believe that TAL Beijing, Lebai Information and their designated affiliates’ right to receive the service fees from the schools will be affected by the abovementioned elections, but if our judgment turns out to be incorrect, TAL Beijing, Lebai Information and our other PRC subsidiaries’ ability to make distributions or pay dividends to us may be materially and adversely impacted. If our schools choose to be non-profit private education entities, our contractual arrangements with such schools may be subject to more stringent scrutiny. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the agreements that establish the structure for operating our business in China are not in compliance with applicable PRC laws and regulations, we could be subject to severe penalties.”

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

These new regulations and implementation rules provide a series of requirements in the operation of after-school tutoring business, which include that, among others: (1) key course information, including subjects, course schedules and course syllabi, for school academic courses, shall be filed with the local education administration authorities and be made publicly available; (2) the progress of the courses shall not surpass the same-period progress of local primary schools and secondary schools, and advanced trainings that do not follow the formal school curricula for the students in primary school and secondary school are prohibited; (3) training classes shall not be scheduled in conflict with the regular schooling time in local primary schools and secondary schools; (4) tutoring activities shall end before 8:30 p.m.; (5) homework shall not be assigned; (6) scored examination, competition or ranking in connection with the courses of primary schools or secondary schools shall not be arranged; (7) the periods for which tuition fees is charged shall be consistent with its respective curriculum, and the tuition fees for a period spanning more than three months should not be collected at one time; (8) no fees other than those that have been made public and no compulsory fund raising in any name may be made against the students; (9) student safety insurance shall be purchased by the after-school tutoring institutions; (10) teaching staff who teach Chinese, mathematics, foreign language, physics, chemistry and other subjects in the compulsory education stage as well as the academic subjects related to the entering of a higher school and their extension training shall have the requisite teacher qualifications; (11) online education institutions shall also make their teachers’ names, photographs, teaching classes and teaching qualification numbers public at a prominent location on their home page. In addition, the State Council Opinions 80 provides that relevant governmental authorities of market regulation, cyberspace administration, industry and information technology and others shall cooperate with the educational authorities to the extent of their respective scope of duties to regulate after-school tutoring institutions.

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

In addition, uncertainties still exist as the competent authorities may set more specific and stringent operation requirements for after-school tutoring institutions on various aspects including the means and timing of fee collection, pricing, advertisements and promotion content, prepaid funds under supervision, teachers’ qualification licenses, refunds, course time and content, homework arrangement, and student enrollment, among others. For instance, with respect to educational fees supervision, on August 17, 2020, the MoE and other four departments jointly issued the Opinion on Further Strengthening and Regulating the Management of Educational Fees, which puts forward more specific and stricter requirements on educational fees supervision. See “Item 4. Information on the Company—B. Business Overview—PRC Regulations—Regulations on Educational Fees Management” for details. With respect to homework, the General Office of the MoE enacted the Notice of Strengthening the Management of Homework for Compulsory Education on April 8, 2021, which requires after-school tutoring institutions shall not leave homework to primary and secondary school student. Moreover, the MoE issued the Guiding Opinions on Promoting the Scientific Connection between Kindergarten and Primary School on March 30, 2021, which requires that after-school tutoring institutions shall not provide tutoring services to pre-school aged minors in violation of applicable regulations. See “Item 4. Information on the Company—B. Business Overview—PRC Regulations—Regulations on After-school Tutoring Institutions” for details. We may be unable to meet such requirements in a prompt manner or incur additional costs in complying with such requirements, which may adversely affect our business, financial conditions and results of operations.

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

We routinely collect, store and use personal information during the ordinary course of our business. We are subject to PRC laws and regulations governing the receiving, storing, sharing, using, processing, disclosure and protection of personal information on the internet and mobile platforms. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Laws of Protection of Personal Information of Citizen.” The scope of these laws and regulations is evolving and further detailed implementation rules and interpretations may be promulgated. It is possible that these obligations may be interpreted and applied in a manner that is inconsistent with our practices. In addition, the Office of the Central Cyberspace Affairs Commission, the Ministry of Industry and Information Technology, the Ministry of Public Security, and the State Administration for Market Regulation jointly issued an announcement on January 23, 2019 regarding carrying out special campaigns against mobile internet application programs collecting and using personal information in violation of applicable laws and regulations, which prohibits business operators from collecting personal information irrelevant to their services, or forcing users to give authorization in disguised manner. As this announcement is relatively new, we cannot assure you we can adapt our operations to it in a timely manner. Evolving interpretations of existing laws and regulations or any future regulatory changes might impose additional restrictions on us generating and processing personal information. We may be subject to additional regulations, laws and policies adopted by the PRC government to apply more stringent social and ethical standards in data privacy resulting from the increased global focus on this area. To the extent that we need to alter our business model or practices to adapt to these announcement and provisions and future regulations, laws and policies, we could incur additional expenses.

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

We are required to obtain and maintain various licenses and permits and fulfill registration and filing requirements in order to operate our tutoring service business. For instance, a duly approved private school will be granted a Permit for Operating a Private School, and shall be registered with the Ministry of Civil Affairs or its local branches as a non-profit school or registered with the relevant local branch of the SAIC as a for-profit school. In addition, pursuant to the State Council Opinions 80 and relevant RPC laws and regulations, opening branches or learning centers by any after-school tutoring institution shall also be subject to registration or filing requirements. As of February 28, 2021, certain of our learning centers had not completed filing requirements for permits or registrations, which in the aggregate accounted for an immaterial portion of our total net revenues for the fiscal year ended February 28, 2021.

We are in the process of preparing filings and applying for permits for these learning centers in accordance with the State Council Opinions 80 and relevant PRC laws and regulations but do not expect to complete all such filings or obtain all such permits in the near term. We are also considering other potential locations for certain learning centers and we may have difficulty obtaining those permits. We have been taking steps to meet these requirements, but there is no assurance that our efforts will result in full compliance given the significant amount of discretion PRC government authorities have in interpreting, implementing and enforcing rules and regulations and due to other factors beyond our control. However, if we fail to obtain or maintain requisite licenses and permits or fulfill requisite registration and filing requirements to operate our after-school tutoring business, including any failure to cure non-compliance in a timely manner, we may be subject to fines, confiscation of the gains derived from non-compliant operations or the suspension of non-compliant operations, which may materially and adversely affect our business and results of operations.

We face risks and uncertainties with respect to our online education business.

We deliver certain tutoring services through our online course offerings.

The MoE, jointly with certain other PRC government authorities, promulgated the Implementation Opinions on Regulating Online After-School Tutoring, or the Online After-School Tutoring Opinions, effective on July 12, 2019. The Online After-School Tutoring Opinions are intended to regulate academic after-school training involving internet technology provided to students in primary and secondary schools. Among other things, the Online After-School Tutoring Opinions require that online after-school training institutions shall file with the competent provincial education regulatory authorities and that such education regulatory authorities shall, jointly with other provincial government authorities, review such filings and the qualifications of the online after-school training institutions submitting such filings. The Online After-School Tutoring Opinions also impose a series of new regulatory requirements, including (i) each class shall not last longer than 40 minutes and shall be taken at intervals of not less than 10 minutes; (ii) live streaming courses provided to students receiving compulsory education shall not end later than 9:00 p.m.; (iii) the periods for which tuition is charged shall be consistent with its respective curriculum, where fees are charged based on the number of classes, fees are not allowed to be collected in a lump sum for more than 60 classes, and where fees are charged based on the length of the course, the fees shall not be collected for a course length of more than three months; (iv) instructors are required to obtain the necessary teacher qualification licenses; and (v) online after-school training institutions shall not engage in excessive marketing, make false or misleading promotion, or overstate the effect of the product. The Online After-School Tutoring Opinions provides that relevant governmental authorities of cyberspace administration, industry and information technology and others shall cooperate with the educational authorities to the extent of their respective scope of duties to regulate online after-school training institutions. According to the Online After-School Tutoring Opinions, provincial education regulatory authorities shall promulgate local implementing rules regarding the above-mentioned filing requirements. For details, see “Item 4. Information on the Company-B. Business Overview-PRC Regulation- Regulations on Online and Distance Education.” Moreover, the MoE, jointly with certain other PRC government authorities, issued the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps on August 10, 2019, or the Opinions on Educational Apps, which requires that, among others, mobile apps that offer services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios, be filed with the competent provincial regulatory authorities for education. See “Item 4. Information on the Company-B. Business Overview-PRC Regulation- Regulations on Educational Applications (Apps).” Additionally, on March 23, 2021, the State Council’s Office of Education Steering Committee released an article warning parents of K-12 students about after-school tutoring service providers’ collection of tuition fees in ways that are in violation of the Online After-School Training Opinions.

We are making efforts to comply with the above-mentioned regulations. As these regulations were relatively newly promulgated, we cannot assure you that we will complete such filing and comply with other regulatory requirements under such regulations and their related local rules in a timely manner, or at all. The relevant governmental authorities have significant discretion in interpreting and implementing, and may from time to time conduct inspections on compliance with the such regulations and the relevant local rules. If we fail to promptly complete such filing and comply with other applicable regulatory requirements, we may be subject to fines, regulatory orders to suspend our operations or other regulatory and disciplinary sanctions, which may materially and adversely affect our online education business and results of operations.

Besides, in relation to our online education business, we may be deemed to provide certain services or conduct certain activities and thus be subject to a wide range of licenses, approvals, permits, registrations and filings due to the lack of official interpretations of certain terms under internet-related PRC regulations and laws, and we cannot assure you that we have obtained all of them or will continue to maintain or renew all of them. For example, due to the ambiguity of the definition of “online publishing service,” the online distribution of content, including our course materials, through our mobile apps, may be regarded as an “online publishing service” and therefore we may be required to obtain an Online Publishing License. Also, we deliver certain courses in live-streaming format which the relevant authorities may regard as a live-streaming platform and may thus require us to make necessary filings as a live-streaming platform. Moreover, any of our Consolidated Affiliated Entities that provide online course services are required to obtain an ICP license from the appropriate telecommunications authorities or otherwise register each and all of their websites, on which we provide online courses, in the existing and effective ICP licenses held by the relevant Consolidated Affiliated Entities. If any of such entities fail to obtain the ICP license or complete the required registration in a prompt manner, we may become subject to rectification order, significant penalties, fines, legal sanctions or an order of closing our relevant websites.

In addition, uncertainties still exist as new laws and regulations, including without limitation the amended Implementation Rules, may set more specific and stringent requirements for online educational institutions on various aspects including the means and timing of fee collection, pricing, advertisements and promotion content, prepaid funds under supervision, teachers’ qualification licenses, refunds, course time and content, homework arrangement, and student enrollment, among others, or requiring online educational institutions to obtain the Permit for Operating a Private School. We may be unable to comply with such new laws and regulations in a prompt manner or incur additional costs in complying with relevant requirements, which may adversely affect our business, financial conditions and results of operations. Meanwhile, there can be no assurance that we will be able to maintain our existing licenses, approvals, registrations or permits necessary to provide our current online services in China, renew any of them when their current term expires, or update existing licenses or obtain additional licenses, approvals, permits, registrations or filings necessary for our business expansion from time to time. If we fail to do so, our business, financial condition and operational results may be materially and adversely affected.

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

In addition, the changes in the policies regarding the control of foreign exchange could adversely affect our business. In 2016, PRC government has implemented various measures and policies regarding strengthening the management and supervision control of foreign control in both capital items and current items, which resulted in extension of time in the filing, registration and approval procedures of local branches and authorized banks in foreign control activities, and could result in delayed payment of salary to foreign employees by our subsidiaries and subsidiaries of our VIEs. The continued policies regarding strengthening the management and supervision control of foreign control could adversely affect our business development.

A severe or prolonged downturn in the global or PRC economy could materially and adversely affect our business and our financial condition.

The global macroeconomic environment is facing challenges, especially the challenges due to the COVID-19 pandemic. See also “—Our business was materially adversely affected by the outbreak of COVID-19 and may be materially adversely affected by a similar outbreak in the future.” The PRC economy has shown slower growth compared to the previous decade since 2012 and such slowdown may continue. In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats and potential for war in the Middle East and elsewhere may increase market volatility across the globe. There is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. There have also been concerns on the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or PRC economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Increases in labor costs and potential non-compliance with labor laws and regulations may adversely affect our business and our profitability.

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

Besides, we engaged certain independently contracted foreign teachers as independent contractors whose rights differ from those of employees at part of our English online education business. There are uncertainties in determining whether a service provider is an independent contractor or an employee due to vague terms in laws and regulations, and there are also uncertainties on whether such independently contracted foreign teachers, who work outside of PRC, shall comply with relevant PRC laws and regulations on qualification of foreign teachers.

Furthermore, the PRC government has stipulated new laws and regulations to enhance labor protection in recent years, such as the Labor Contract Law and the Social Insurance Law. Given that the interpretation and implementation of these new laws and regulations are still evolving and relevant laws and regulations are becoming stricter, our employment practice may not at all times be deemed in compliance with the new laws and regulations. If we are subject to penalties or incur significant liabilities in connection with labor disputes or investigation, our business and profitability may be adversely affected.

We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could limit our ability to pay dividends to holders of our ADSs and common shares.

We are a holding company and conduct substantially all of our business through our operating subsidiaries and Consolidated Affiliated Entities. We may rely on dividends paid by our subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. In particular, regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. PRC companies are also required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their statutory surplus reserves until the accumulative amount of such reserves reaches 50% of their registered capital. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries and Consolidated Affiliated Entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. The PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. Moreover, each of our affiliated schools is required to allocate certain amount of profits to its development fund for the construction or maintenance of school facilities or procurement or upgrade of educational equipment at the end of each fiscal year. See “Item 4. Information on the Company—B. Business Overview— PRC Regulation—Regulations on Private Education—The Private Education Law and the Implementation Rules for Private Education Law” for a discussion on the requirements for private schools to make allocations to school development funds. Any direct or indirect limitation on the ability of our PRC subsidiaries to distribute dividends and other distributions to us could materially and adversely limit our ability to make investments or acquisitions at the holding company level, pay dividends or otherwise fund and conduct our business.

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

In utilizing the proceeds we received from our financing activities as an offshore holding company with PRC subsidiaries, we may (i) make additional capital contributions to our PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries or our VIEs, or (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

●	capital contributions to our subsidiaries in China, whether existing ones or newly established ones, require that the PRC subsidiaries complete the relevant filing and reporting procedures with relevant governmental authorities and register with the local bank authorized by State Administration of Foreign Exchange, or SAFE;
●	loans by us to our subsidiaries in China, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with local branches of SAFE; and
●	loans by us to our Consolidated Affiliated Entities, which are domestic PRC entities, cannot exceed statutory limits and must be registered with the National Development and Reform Commission and must also be registered with SAFE or its local branches.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective in June 2015, in replacement of a former regulation. SAFE Circular 19 regulates the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company. According to SAFE Circular 19, RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our offshore offerings, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use RMB converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, due to lack of sufficient guidance, it is unclear how SAFE and competent banks will carry this out in practice.

We expect that PRC laws and regulations may continue to limit our use of proceeds from offshore offerings. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to our future plans to use the U.S. dollar proceeds we receive from offshore offerings for our investments and operations in China. If we fail to receive such registrations or approvals, our ability to use the proceeds of offshore offerings and to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and ability to fund and expand our business.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute profits to us, or otherwise materially and adversely affect us.

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by PRC residents in the offshore special purpose vehicles by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions. Further, the National Development and Reform Commission, or NDRC, issued the Administrative Measures for Outbound Investment by Enterprises, or Circular 11, on December 26, 2017, which took effect on March 1, 2018, pursuant to which outbound investments via the overseas enterprises controlled by PRC residents are subject to verification and approval, record-filing and reporting to the NDRC. Failure to comply with such verification and approval, record-filing and reporting requirements may subject such PRC Residents to personal liability. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Administrative Measures for Outbound Investment by Enterprises” for more detail of Circular 11.

In June 2015, SAFE promulgated SAFE Circular 13, according to which, local banks authorized by the SAFE are the new registration authorities under the SAFE foreign exchange control policies, instead of the local SAFE branches, in order to simplify the procedures of foreign exchange control related to direct investment. And therefore, pursuant to the SAFE Circular 13, the registration and amendment of PRC residents under SAFE Circular 37 should be conducted with local banks authorized by SAFE. The PRC residents are also required to, by themselves or entrusting accounting firms or banks, file with the online information system designated by SAFE with respect to its existing rights under offshore direct investment each year prior to the requisite time.

The failure or inability of our PRC resident beneficial owners to make any required registrations or filings or comply with these requirements may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into or provide loans to our PRC operations, limit our PRC subsidiary’s ability to pay dividends or otherwise distribute profits to us, or otherwise materially and adversely affect us.

The M&A rules and certain other PRC regulations establish complex procedures for some acquisitions of PRC companies by foreign investors, and the NDRC Circular 11 establishes certain procedures for our offshore investing activities, which could make it more difficult for us to pursue growth through acquisitions in and outside China.

The MOFCOM, the State Assets Supervision and Administration Commission, the State Administration of Taxation, or the SAT, the SAIC, the China Securities Regulatory Commission, or CSRC, and SAFE jointly adopted regulations commonly referred to as the M&A Rules. The M&A Rules establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by relevant governmental authorities before they can be completed. In February 2021, the Anti-Monopoly Commission of the State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector that aims at specifying some of the circumstances under which an activity of internet platforms may be identified as monopolistic act as well as classifying that concentrations involving variable interest entities shall also be subject to anti-monopoly review. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring a transaction through a proxy or contractual control arrangement.

Further, pursuant to the Circular 11 issued by NDRC, outbound investment via the overseas enterprises controlled by PRC residents are subject to verification and approval, record-filing and reporting requirements to the NDRC. According to Circular 11, sensitive projects, such as outbound investment in real estate, hotels, news media, cinemas or sports club, carried out by overseas enterprises controlled by PRC residents shall obtain verification and approval from the NDRC prior to the implementation of the project. The non-sensitive projects carried out by overseas enterprises directly controlled by PRC residents, including by means of making asset or equity investment, or providing financing or guarantee, shall complete record-filing with the competent authority prior to the implementation of the Project. The non-sensitive projects carried out by overseas enterprises indirectly controlled by PRC residents with an investment amount over RMB0.3 billion shall be reported to the NDRC of relevant information by submitting an information reporting form for large-amount non-sensitive projects. See “Item 4. Information on the Company—B. Business Overview—PRC Regulation—Administrative Measures for Outbound Investment by Enterprises” for more detail of Circular 11. Through our dual-class share structure, Mr. Bangxin Zhang, a PRC citizen, possesses and controls 69.5% of the voting power of our company as of March 31, 2021, thus our investments outside China are subject to the abovementioned verification and approval, record-filing and reporting requirements to the NDRC under Circular 11.

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

Pursuant to the EIT Law, as further clarified by subsequent tax regulations implementing the EIT Law, foreign-invested enterprises and domestic enterprises are subject to EIT at a uniform rate of 25%. Certain enterprises may benefit from preferential tax rate if they qualify as “High and New Technology Enterprises”, or HNTE, “Newly Established Software Enterprise” or “Key Software Enterprise” pursuant to EIT Law and the related regulations. See “Item 4. Information on the Company-B. Business Overview-PRC Regulation-PRC Enterprise Income Tax.”

A number of our PRC subsidiaries and Consolidated Affiliated Entities are, or are expected to be, entitled to applicable preferential tax treatment. However, there can be no assurance that any of these entities will continue to enjoy such preferential tax rate. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation—PRC Enterprise Income Tax.” The discontinuation of any of the above-mentioned preferential income tax treatments currently available to us in the PRC could have a material and adverse effect on our result of operations and financial condition. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

Under the EIT Law, we may be classified as a PRC “resident enterprise.” Such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the EIT Law, an enterprise established outside China with a “de facto management body” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a PRC enterprise for enterprise income tax purposes, although the dividends paid to one resident enterprise from another may be qualified as “tax-exempt income.” The implementation rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. SAT has issued a circular providing that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management body” located within China if all of the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function are mainly in China; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in China; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in China; and (iv) at least half of the enterprise’s directors with voting right or senior management reside in China.

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

In addition, the SAT issued the Bulletin on Issues Concerning the Determination of Resident Enterprises on the Basis of their Actual Management Bodies in January 2014 to provide more guidance on the implementation of the above circular. This bulletin further provided that, among other things, an entity that is classified as a “resident enterprise” in accordance with the circular shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors are registered. From the year in which the entity is determined as a “resident enterprise,” any dividend, profit and other equity investment gain shall be taxed in accordance with the Article 26 of the EIT law and Article 17 and Article 83 of its implementation rules. Although both the circular and these bulletins only apply to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals.

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

Pursuant to the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises issued by the SAT in February 2015, or SAT Bulletin 7, where a non-resident enterprise indirectly transfers properties such as equity in PRC resident enterprises without any justifiable business purpose, aiming to avoid the payment of enterprise income tax, such indirect transfer must be reclassified as a direct transfer of equity in PRC resident enterprise, and gains derived from such transfer will be subject to PRC withholding tax at a rate of up to 10%. To assess whether an indirect transfer of PRC taxable properties has reasonable commercial purposes, all arrangements related to the indirect transfer must be considered comprehensively and factors set forth in SAT Bulletin 7 must be comprehensively analyzed in light of the actual circumstances. SAT Bulletin 7 also provides that, where a non-PRC resident enterprise transfers its equity interests in a resident enterprise to its related parties at a price lower than the fair market value, the competent tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

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

Furthermore, the SARFT promulgated the Tentative Categories of Internet Audio-Visual Program Services (Trail), or the Audio-Visual Program Categories, which clarified the scope of internet audio-video program services. According to the Audio-Visual Program Categories, there are four categories of internet audio-visual program services which are further divided into seventeen sub-categories. The third sub-category to the second category covers the making and editing of certain specialized audio-video programs concerning, among other things, educational content, and broadcasting such content to the general public online.

On April 25, 2016, the SAPPRFT promulgated the Regulations of Management of Broadcasting Audio-Video Programs Service through Private Network and Directional Communication, or the Broadcasting Audio-Video Programs Regulations, which came into effect on June 1, 2016. The Broadcasting Audio-Video Programs Regulations provides, among other things, that a Permit for Broadcasting Audio-Video Programs via Information Network is required for engaging in broadcasting services through Private Network and Directional Communication. According to such Regulations, the broadcasting services through Private Network and Directional Communication shall mean the services and activities provided to the public through the private transmission channels that include internet, LAN and VPN based on internet and through the receiving terminals of televisions, and other handheld electronic equipment, and such services and activities include the activities of content supply, integrated broadcast control, transmission and distribution with IPTVs, private-network mobile televisions, internet televisions. According to such Regulations, only the entities wholly or substantially owned by the State could apply for such Permit.

We offer certain online courses on our platform. In the fiscal years ended February 28 /29, 2019, 2020 and 2021, revenues derived from audio-video program services offered through www.xueersi.com that may be subject to the Audio-Video Program Measures were 13.3%, 18.9% and 28.4%, respectively, of our total net revenues. Our teachers and students communicate and interact live with each other via our platforms. The audio and video data are transmitted through the platforms between specific recipients instantly without any further redaction. We believe the nature of the raw data we transmit distinguishes us from general providers of internet audio-visual program services, such as the operator of online video websites, and the provision of the Internet Audio-Video Program Measures and the Broadcasting Audio-Video Programs Regulations are not applicable with regard to our offering of the courses in live streaming format. However, we cannot assure you that the competent PRC government authorities will not ultimately take a view contrary to our opinion. In addition, we also offer video recordings of live streaming courses and certain other educational audio-video contents to our students on our online platforms. If the government authorities determine that our provision of online tutoring services falls within the Internet Audio-Video Program Measures or the Broadcasting Audio-Video Programs Regulations, we may not be able to obtain the required permit or license. If this occurs, we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content.

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

We have invested in derivative financial instruments such as the exchange option contracts that may hedge our exposure to foreign currency risks to a certain extent. The availability and effectiveness of hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

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

Pursuant to the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in a Stock Incentive Plan of an Overseas Publicly-Listed Company issued by SAFE, or SAFE Circular 7, and the Notice on Relinquishing Power of Approving the First-time Application of Foreign Exchange Purchase Quotas, Opening of Special Bank Accounts issued by SAFE, a qualified PRC agent (which could be the PRC subsidiary of an overseas-listed company) is required to file, on behalf of “domestic individuals” (both PRC residents and non-PRC residents who reside in China for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) who are granted shares or share options by an overseas-listed company according to its stock incentive plan, an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan, and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the stock purchase or stock option exercise. Such PRC individuals’ foreign exchange income received from the sale of stocks and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in China opened and managed by the PRC domestic agent before distribution to such individuals. In addition, such domestic individuals must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options and their purchase and sale of stock. The PRC domestic agent also needs to update registration with SAFE within three months after the overseas-listed company materially changes its stock incentive plan or make any new stock incentive plans.

Prior to the issuance of SAFE Circular 7, we received approval from SAFE’s Beijing branch in regards to applications we had submitted on behalf of certain of our employees who hold a significant number of restricted shares. Upon the issuance of SAFE Circular 7, we renewed our registration on behalf of these employees in accordance with SAFE Circular 7. From time to time, we need to apply for or to update our registration with SAFE or its local branches on behalf of our employees who are granted options or registered shares under our share incentive plan or material changes in our current share incentive plan. We may not always be able to make applications or update our registration on behalf of our employees who hold our restricted shares or other types of share incentive awards in compliance with SAFE Circular 7, nor can we ensure you that such applications or update of registration will be successful. If we or the participants of our share incentive plan who are PRC citizens fail to comply with SAFE Circular 7, we and/or such participants of our share incentive plan may be subject to fines and legal sanctions, there may be additional restrictions on the ability of such participants to exercise their stock options or remit proceeds gained from sale of their stock into China, and we may be prevented from further granting share incentive awards under our share incentive plan to our employees who are PRC citizens. Such events could adversely affect our business operations.

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the United States Public Company Accounting Oversight Board, or the PCAOB, for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

Proceedings instituted by the SEC against certain PRC-based accounting firms, including auditors of our consolidated financial statements in our prior annual reports, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC brought administrative proceedings against five accounting firms in China, including auditors of our consolidated financial statements in our annual reports, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC. In January 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of these firms from practicing before the SEC for a period of six months. The decision was neither final nor legally effective unless and until reviewed and approved by the SEC. In February 2014, four of these PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms were to receive matching Section 106 requests, and were required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they failed to meet the specified criteria during a period of four years starting from the settlement date, the SEC retained authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions. If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including auditors of consolidated financial statements in our annual reports, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the Chinese affiliates of the “big four” become subject to additional legal challenges by the SEC or PCAOB, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If auditors of our consolidated financial statements in our annual reports were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to delisting of our securities from the New York Stock Exchange or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our ADSs

The market price for our ADSs may be volatile.

The market price for our ADSs has fluctuated significantly since we first listed our ADSs. For the fiscal year ended February 28, 2021, the closing prices of our ADSs have ranged from $47.00 to $90.15 per ADS, and the last reported trading price on May 6, 2021 was $55.44 per ADS.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors such as:

●	actual or anticipated fluctuations in our operating results;
●	changes in financial estimates by securities research analysts;
●	changes in the economic performance or market valuation of other education companies;
●	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

●	addition or departure of our executive officers and key personnel;
●	detrimental negative publicity about us, our competitors or our industry;
●	intellectual property litigation, regulatory investigation or other governmental proceedings against us;
●	substantial sales or perception of sales of our ADSs in the public market; and
●	general economic, regulatory or political conditions in China and the United States.

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

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change-of-control transactions that holders of our Class A common shares and ADSs may view as beneficial.

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

Upon any transfer of Class B common shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B common shares shall be automatically and immediately converted into the equal number of Class A common shares. In addition, if at any time, any of the persons who held Class B common shares immediately before our initial public offering and their affiliates collectively own less than 5% of the total number of the issued and outstanding Class B common shares, each issued and outstanding Class B common share owned by such Class B holder shall be automatically and immediately converted into one Class A common share, and no Class B common shares shall be issued by us thereafter. Due to the disparate voting powers attached to these two classes, as of March 31, 2021, holders of our Class B common shares (excluding any Class A common shares such holder may hold in the form of ADSs) collectively held approximately 81.9% the voting power of our outstanding shares and have considerable influence over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change-of-control transactions that holders of Class A common shares and ADSs may view as beneficial.

Our corporate actions are substantially controlled by our officers, directors and their affiliated entities.

As of March 31, 2021, our executive officers, directors and their affiliated entities beneficially owned approximately 31.5% of our total outstanding shares, representing 82.0% of our total voting power. These shareholders, if they acted together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions and they may not act in the best interests of other minority shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

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

Sales of our ADSs in the public market or the perception that these sales could occur, may cause the market price of our ADSs to decline and could materially impair our ability to raise capital through equity offerings in the future. We have Class A and Class B common shares outstanding, including Class A common shares represented by ADSs. All of our ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. Class A common shares not represented by ADSs, such as grants of share incentive awards which have vested, and Class B common shares are available for sale subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. To the extent shares are sold into the market, the market price of our ADSs could decline.

We will issue new Class A common shares upon conversion of our convertible notes. The conversion of some or all of the convertible notes will dilute the ownership interests of existing shareholders and holders of the ADSs. The issuance and sale of a substantial number of ADSs, or the perception that such issuances and sales may occur, could adversely affect the trading price of our convertible notes and the market price of the ADSs and impair our ability to raise capital through the sale of additional equity securities.

In addition, we may be required by our shareholders to register the sale of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration of these shares. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

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

Holders of ADSs do not have the same rights as our shareholders and may only exercise voting rights with respect to the underlying Class A common shares in accordance with the provisions of the deposit agreement. Under our memorandum and articles of association, the minimum notice period required to convene a general meeting is ten days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your common shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if the votes attaching to the common shares underlying your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

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

The conversion of some or all of our convertible notes may dilute the ownership interests of existing shareholders. Any sales in the public market of the common shares issuable upon such conversion could adversely affect prevailing market prices of our common shares. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the market price of our common shares.

Provisions of our convertible notes could discourage an acquisition of us by a third party.

In January 2021, we issued certain convertible notes for a total proceed of approximately US$2.3 billion to a group of investors. Certain provisions of our convertible notes could make it more difficult or more expensive for a third party to acquire us. For instance, holders of the notes will have the right to require us to repurchase for cash all or part of their notes upon the occurrence of certain fundamental changes at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. The indentures for these convertible notes define a “fundamental change” to include, among other things: any person (other than certain specified holders) becoming the beneficial owner of the Company’s common shares representing more than 50% of the voting power or more than 50% of the outstanding common shares, any recapitalization, reclassification or change of our Class A common shares or the ADSs as a result of which these securities would be converted into, or exchanged for, shares, other securities, other property or assets; any share exchange, consolidation or merger involving our company as a result of which holders of our all classes of common equity do not own 50% of all classes of common equity of the surviving corporation; and any sale, lease or other transfer of all or substantially all of our assets to a third party; and the adoption of any plan relating to the dissolution or liquidation of our company.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Act (As Revised) of the Company Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

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

We are a Cayman Islands company and substantially all of our assets are located outside the United States. Substantially all of our current operations are conducted in China. In addition, some of our directors and all of our officers are nationals and residents of China. As a result, it may be difficult for you to effect service of process within the United States or elsewhere outside China upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents of the United States and the substantial majority of whose assets are located outside the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or China would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state and it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or China against us or such persons predicated upon the securities laws of the United States or any state. In addition, since we are incorporated under the laws of the Cayman Islands and our corporate affairs are governed by the laws of the Cayman Islands, it is difficult for you to bring an action against us based upon PRC laws in the event that you believe that your rights as a shareholder have been infringed.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC, and no organization or individual may provide documents or materials relating to securities business activities to overseas parties arbitrarily without the consent of the competent securities regulatory authority in China. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests. See also “-Risks Related to Our ADSs-We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.” for risks associated with investing in us as a Cayman Islands company.

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

Assuming that we are the owner of our VIEs and their respective subsidiaries for U.S. federal income tax purposes, and based on our income and assets and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended February 28, 2021 and do not anticipate becoming a PFIC for the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

We have made certain other principal expansion of our service offerings:

●	in January 2016, we completed the acquisition of Firstleap Education, a provider of small-class tutoring services in English to young learners in China;
●	in February 2016, we acquired majority equity interest of Beijing Yinghe Youshi Technology Co., Ltd., or Yinghe Youshi, which primarily provides online preparation services of English tests for study-abroad purposes, and purchased all its remaining noncontrolling interest in 2017;
●	in July 2016, we acquired majority interest in Beijing Shunshun Bida Information Consulting Co., Ltd., or Shunshun Bida, which primarily engages in providing professional counseling services to students who desire to study abroad;
●	in August 2016, we acquired majority equity interest in Shanghai Yaya Information Technology Co., Ltd., or Shanghai Yaya, which primarily operates an online platform focusing on children, babies and maternity market; in 2019, we acquired the remaining minority interest in steps;
●	in fiscal year 2019, we obtained control of Shanghai Xiaoxin Information and Technology Co., Ltd., a previously minority-owned investee. This investee is mainly engaged in the development of communication tools connecting teachers and students; and
●	in fiscal year 2019, we made two investments in Dada Education Group, or Dada, a company providing one-on-one online English tutoring for children. In April 2020, we completed the acquisition of a controlling interest in Dada.

We have also made certain material investments in other businesses that complement our existing business, including the following in recent years:

●	in January 2014, we made a minority equity investment in BabyTree Inc., an online parenting community and an online retailer of products for children, baby and maternity wear in China;
●	since April 2015, we have entered into a series of transactions to invest for minority equity interest in Changing Education Inc., which operates a customer-to-customer mobile tutoring platform and provides tutoring services in China;
●	in August 2016 and 2019, we completed two minority equity investment transactions in Shanghai Zhengda Ximalaya Technology Company Limited, an online Frequency Modulation radio platform; and
●	in December, 2018, we invested in minority equity interest in Xiamen Meiyou Information and Technology Co., Ltd, an internet company focusing on providing services to female clients.

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

In May 2014, we issued $230 million in aggregate principal amount of 2.50% convertible notes due 2019. The notes matured on May 15, 2019.

In January 2018, we issued certain numbers of Class A common shares to a long-term equity investment firm for a total proceed of approximately US$500 million.

In February 2019, we issued certain numbers of Class A common shares to a long-term equity investment firm for a total proceed of approximately US$500 million.

In November 2020, we issued certain numbers of Class A common shares to a global growth investment firm for a total proceed of approximately US$1.5 billion.

In January 2021, we issued certain numbers of Class A common shares for a total proceed of approximately US$1.0 billion and convertible notes for a total proceed of approximately US$2.3 billion to a group of investors.

Our principal executive offices are located at 15/F, Danling SOHO, 6 Danling Street, Haidian District, Beijing 100080, People’s Republic of China. Our telephone number at this address is +86 (10) 5292 6658. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. As of February 28, 2021, we had branch offices in 109 cities in China and three branch offices in other countries. Our agent for service of process in the United States in connection with our registration statement on Form F-1 for our initial public offering in October 2010 is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

B.        Business Overview

We are a leading K-12 after-school tutoring service provider in China. We mainly offer comprehensive tutoring services to K-12 students covering core academic subjects, including among others, mathematics, physics, chemistry, biology, history, geography, political science, English and Chinese. In order to diversify K-12 tutoring services, we also provide consulting services for overseas studies and preparation courses for major standardized tests, as well as operate several online community platforms including through www.jzb.com (together with the “Jiazhang Bang” app) and www.mmbang.com (together with the “Mama Bang” app). We also provide support in various forms such as educational products, contents, technologies, services and other learning resources to educational institutions and public schools in China through our various programs and solutions.

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

We deliver our tutoring services primarily through small classes (including Xueersi tutoring services, Mobby tutoring services and Firstleap tutoring services), personalized premium services and online course offerings. We are constantly working to expand and supplement our service offerings, through both internal development and strategic investments. As of February 28, 2021, our extensive educational network consisted of 1,098 learning centers and 990 service centers in 109 cities throughout China and one city in the United States, as well as our online courses and online education platform. Our average student enrollments of normal priced long-term course per quarter increased by 54.4% from over 3.0 million in the fiscal year ended February 29, 2020 to approximately 4.7 million in the fiscal year ended February 28, 2021.

We operate www.jzb.com (formerly www.eduu.com), a leading online education platform in China. The website serves as a gateway to our other websites, including (i) those offering online courses, such as small-class training, personalized premium services and tutoring services for thinking development, and (ii) those dedicated to specific topics and offerings, such as college entrance examinations, high school entrance examinations, graduate school entrance examinations, preschool education, mathematics, English, Chinese composition, and raising infants and toddlers. We also offer select educational content through mobile applications. We are constantly working to expand our online offerings, with learning materials and services in varying stages of development. Our online platform enables us to continue to roll out and expand our online course offerings. Our online platform is protected by a combination of PRC laws and regulations that protect trademarks, copyrights, domain names, know-how and trade secrets, as well as confidentiality agreements. In addition to our online education platform, we also operate www.mmbang.com and the “Mama Bang” app, an online platform focusing on children, baby and maternity market.

Our total net revenues increased from $3,273.3 million in the fiscal year ended February 29, 2020 by 37.3% to $4,495.8 million in the fiscal year ended February 28, 2021. Net loss attributable to TAL Education Group was $110.2 million in the fiscal year ended February 29, 2020, compared to net loss attributable to TAL Education Group of $116.0 million in the fiscal year ended February 28, 2021.

Our K-12 Tutoring Services

We deliver our K-12 tutoring services to our students through small-class offerings, personalized premium services and online courses.

Small-Class Offerings

We have been delivering courses in small-class offerings since the inception of our company through Xueersi small classes, which currently cover major subjects as supplement to school learning. Xueersi small-class courses consist of four semesters, namely the two school semesters in Spring and Fall and the two holiday semesters in summer and winter. Throughout the years, we have increasingly integrated online technologies into the course offerings. As of February 28, 2021, 879 of our 1,098 learning centers and 771 of our 990 service centers offered Xueersi small classes and international education classes.

In 2011, we began offering our Mobby tutoring services. Mobby small classes typically have up to 12 to 16 children per class and are currently focused on comprehensive development based on STEM education, namely science, technology, engineering and mathematics, for young learners.

In January 2016, we acquired 100% of equity interest in Firstleap Education, which provides small-class tutoring in English to young learners. Firstleap small classes typically have up to 14 students per class. Most of the Firstleap business is carried out through Lebai Education and its subsidiaries and schools which offered Firstleap small classes. A small portion of the Firstleap business is carried out through franchisees, who are typically located in lower-tier cities and operate their own learning centers not within our network. As of February 28, 2021, 82 of our learning centers and 82 of our service centers offered Firstleap or Mobby small classes, or both.

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

In 2010, we launched the Intelligent Classroom System (ICS), a proprietary classroom teaching solution used in small-class instruction. Through ICS, teachers at each of our learning centers are able to upload over the internet all of our internally developed multi-media teaching content, including instructional videos and audio materials, and project this content onto white boards to make the instructional process more efficient and the learning experience more interactive and stimulating.

Personalized Premium Services

We began to offer personalized premium services in 2007 under our “Izhikang” brand. As of February 28, 2021, our Izhikang network included 137 learning centers and 137 service centers in 18 cities.

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

In the past, our online courses were mostly in the format of pre-recorded classes. In March 2015, we launched a new TEPC (standing for teaching, examination, practice and communication) flipped classroom format, which was intended to serve as a major upgrade from the traditional model of recorded classes, and to enable our students to participate in more proactive and interactive learnings. This new format was further developed into live-broadcasting classes starting from October 2015, which has become the principal format of our online courses.

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

Moreover, Since May 2016, we have cooperated with LAZEL Inc. by entering into content license agreements with LAZEL Inc., pursuant to which we are granted license to use leveled English reading materials “Reading A-Z” and certain other distribution rights with respect to such reading materials. The leveled reading method of “Reading A-Z” scientifically provides children of different age groups with English reading content that is suitable for their development.

Since November 2017, we entered into certain content license agreements with Educational Testing Service, or ETS, pursuant to which, we and ETS intend to collaborate on launching our TOEFL and GRE preparation materials, providing online practice and automated scoring and feedback systems to our students.

Our Teachers

We have a team of dedicated and highly qualified teachers with a strong passion for education, whom we believe are essential to our success. We are committed to maintaining consistent and high teaching quality across our business. This commitment is reflected in our highly selective teacher-hiring process, and in our emphasis on continued teacher training and rigorous evaluation, competitive performance-based compensation and opportunities for career advancement. We had 21,387, 27,500 and 44,849 full-time teachers and 4,616, 8,245 and 11,142 contract teachers as of February 28/29, 2019, 2020 and 2021, respectively.

For our Xueersi business, personalized premium services and online education business, we recruit teachers from university graduates, including many from top-tier universities in China, as well as experienced teachers with a solid track record and strong reputation from other schools. Each of our newly hired full-time teachers is required to undergo certain standard and customized trainings that focus on education content, teaching skills and techniques as well as our corporate culture and values. In addition, our teachers are regularly evaluated for their classroom performance and teaching results. Our teachers’ retention, compensation and promotion are to a large extent based on the results of such evaluations. We offer our teachers competitive and performance-based compensation packages and provide them with prospects of career advancement within the company. Our best teachers may be promoted to become directors of our operations in new geographic markets outside Beijing, invited to participate in our educational content development effort and even considered for senior management positions.

Our Network

As of February 28, 2021, our extensive network consisted of 1,098 learning centers and 990 service centers in the cities set forth in the table below. Our learning centers are physical locations where classes are conducted. Our service centers offer consultation, course selection, registration and other services, most of which are also provided by our call centers and online platform.

The following table sets forth the number of learning centers and service centers in each of the 110 cities in our physical network as of February 28, 2021.

	Number of Learning	Number of Service
City	Centers	Centers

Beijing	155	138
Shanghai	100	95
Guangzhou	81	80
Shenzhen	79	73
Nanjing	79	59
Hangzhou	65	55
Tianjin	45	40
Wuhan	35	28
Xi’an	37	30
Chengdu	26	24
Zhengzhou	26	24
Suzhou	34	30
Chongqing	46	46
Shenyang	26	24
Taiyuan	12	9
Jinan	17	16
Qingdao	12	12
Changsha	16	10
Shijiazhuang	12	12
Wuxi	6	6
Fuzhou	11	10
Nanchang	8	7
Hefei	14	14
Ningbo	5	2
Luoyang	3	3
Lanzhou	4	3
Changchun	3	3
Guiyang	4	4
Xiamen	2	2
Dalian	3	2
Dongguan	4	4
Foshan	8	8
Nantong	3	3
Xuzhou	4	4
Changzhou	5	4
Zhenjiang	6	6
Shaoxing	2	2
Yangzhou	4	2
Yantai	2	2
Wenzhou	4	4
Zhongshan	2	2
Zibo	5	5
Huizhou	3	3
Huaian	4	4
Handan	1	1
Nanning	1	1
Kunming	2	2
Yinchuan	2	2
Urumqi	1	1
Haikou	1	1
Tangshan	1	1
Harbin	1	1
Huhehaote	1	1
Linyi	2	2
Langfang	2	2
Weifang	2	2
Jining	1	1
Zaozhuang	1	1
Tai’an	1	1
Yancheng	2	2
Suqian	1	1
Taizhou	1	1
Lianyungang	2	2
Jiaxing	1	1
Taizhou	2	2
Jinhua	1	1
Quanzhou	1	1
Zhangzhou	1	1
Yueyang	1	1
Changde	1	1
Hengyang	1	1
Zhuzhou	1	1
Xiangtan	1	1

	Number of Learning	Number of Service
City	Centers	Centers

Zhanjiang	1	1
Zhuhai	1	1
Jiangmen	1	1
Shantou	1	1
Xiangyang	1	1
Yichang	1	1
Mianyang	1	1
Deyang	1	1
Wuhu	2	2
Liuzhou	1	1
Zunyi	1	1
Baotou	1	1
Xining	1	1
Baoji	1	1
Baoding	1	1
Rizhao	1	1
Liaocheng	1	1
Heze	1	1
Binzhou	1	1
Dezhou	1	1
Weihai	1	1
Dongying	1	1
Xianyang	1	1
Yulin	1	1
Huzhou	1	1
Yibin	1	1
Nanchong	1	1
Ma’anshan	1	1
Jiujiang	1	1
Ganzhou	1	1
Zhaoqing	1	1
Jieyang	1	1
Maoming	1	1
Chenzhou	1	1
Cangzhou	1	1
Hong Kong	2	2
Silicon Valley	1	1
Total	1,098	990

We intend to open new learning and service centers both in our existing and newly identified geographic markets to capitalize on growth opportunities. We have adopted a systematic approach to expansion of our learning centers and geographic markets. The decision of whether to enter a new city is typically made at the corporate business unit level and involves a well-established process requiring participation by different levels of management personnel within our organizational structure. Our process in identifying a new market involves developing plans for promoting our brand locally, recruiting teachers and other staff and commencing course offerings with an initial focus on certain core subjects and grades. In then selecting the locations for new learning centers, we perform studies of each location by gathering education statistics, demographic data, public transportation information and other data.

Marketing and Student Recruitment

We recruit students for our small-class business primarily through word-of-mouth referrals. Our reputation and brand have also greatly facilitated our student recruitment. Moreover, we engage in a range of marketing activities to enhance our brand recognition among prospective students and their parents, generate interest in our service offerings and further stimulate referrals. In the fiscal years ended February 28/29, 2019, 2020 and 2021, our selling and marketing expenses were $484.0 million, $852.8 million and $1,680.1 million, respectively, accounting for 18.9%, 26.1% and 37.4% of our total net revenues, respectively.

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

Advertisement and Others

We advertise through social media, search engines, sponsorships of shows on TV and streaming platforms, brand ambassadors, as well as outdoor advertising.

Competition

The after-school tutoring service sector in China is rapidly evolving, highly fragmented and competitive. We face competition in each type of service we offer and each geographic market in which we operate. Our competitors include online and offline after-school tutoring service providers.

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

Among the domain names we have registered, several are highly valued and unique online assets as the domain name incorporates the Chinese spelling of the theme of the corresponding website, and is therefore easy to remember. Our domain names include the following:

Website Domain Name	Topic
www.jzb.com	Our main webpage which mainly has links to the websites listed below
(formerly www.eduu.com)
www.xueersi.com	Online courses
www.gaokao.com	College entrance examinations
www.zhongkao.com	High school entrance examinations
www.jiajiaoban.com	Personalized premium services
www.aoshu.com	Mathematics for primary and middle schools; specialized training for competition mathematics
www.yingyu.com	English language
www.youjiao.com	Preschool and kindergarten education
www.speiyou.com	Small-class tutoring under our Xueersi brand
www.mobby.cn	Tutoring services for young learners under our Mobby brand
www.yuer.com	Raising infants and toddlers
www.kaoyan.com	Post-graduate degree entrance examination
www.firstleap.cn	Small-class tutoring services in English to young learners
www.kmf.com	Preparation of English tests for study abroad purposes
www.vipx.com	Online one-on-one English tutoring services from foreign teachers
www.liuxue.com	Overseas studies services
www.mmbang.com	Communication platform related to pregnant preparations, pregnancy and raising infants and toddlers
www.xes1v1.com (formerly www.dahai.com)	Online one-on-one tutoring services

To protect our brand and other intellectual property, we rely on a combination of trademarks, copyrights, patents, domain names, know-how and trade secret laws as well as confidentiality agreements with our employees, contractors and others. We cannot be certain that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate these rights. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to protect our intellectual property rights, our brand and business may suffer.”

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

PRC Education Law

The National People’s Congress enacted the PRC Education Law, the most recent amendment of which was effective on April 30, 2021. The PRC Education Law sets forth provisions relating to the fundamental education systems of China, including a school system of preschool education, primary education, secondary education (including middle and high schools) and higher education, a system of nine-year compulsory education and a system of education certificates. The PRC Education Law stipulates that the government formulates plans for the development of education, and establishes and operates schools and other institutions of education. Under the PRC Education Law, enterprises, social organizations and individuals are in principle encouraged to operate schools and other types of educational organizations in accordance with PRC laws and regulations. The amendment of the PRC Education Law on December 27, 2015, which became effective on June 1, 2016, abolished the provision that prohibits any organization or individual from establishing or operating a school or any other education institution for profit-making purposes. Nevertheless, schools and other education institutions sponsored wholly or partially by government financial funds and donated assets remain prohibited from being established as for-profit organizations.

The Private Education Law and the Implementation Rules for Private Education Law

The principal laws and regulations governing the private education industry in China are the Private Education Law and the Implementation Rules for Private Education Law, or collectively, the Private Education Law and Implementation Rules. The Private Education Law was promulgated by the Standing Committee of the National People’s Congress in 2002, and its material amendments were effective in 2013 and 2017. Under the Private Education Law and Implementation Rules, “private schools” are defined as schools established by non-governmental organizations or individuals using non-government funds. In addition, under the regulations, private schools providing certifications, pre-school education, self-study aid and other academic education are subject to approval by the education authorities, while private schools engaging in occupational qualification training and occupational skill training are subject to approval by the authorities in charge of labor and social welfare. A duly approved private school will be granted a Permit for Operating a Private School, and shall be registered in accordance with relevant laws and regulations.

Under the Private Education Law and Implementation Rules, private schools have the same status as public schools, though private schools are prohibited from providing military, police, political and other kinds of education that are of a special nature. Government-run schools that provide compulsory education are not permitted to be converted into private schools. In addition, under the Private Education Law and Implementation Rules, operation of a private school is highly regulated. For example, a private school shall establish an executive council, a board of directors or any other form of decision-making body and such a decision-making body shall meet at least once a year. Teachers employed by a private school shall have the qualifications specified for teachers and meet the conditions provided for in the Teachers Law of the PRC, or the Teachers Law, and the other relevant laws and regulations, and there shall be a definite number of full-time teachers in a private school.

Before September 1, 2017, the date the Amended Private Education Law became effective, private education is treated as a public welfare undertaking in all aspects. Nonetheless, investors of a private school may choose to require “reasonable returns” from the annual net balance of the school net of costs, donations received, government subsidies, if any, or the reserved development fund and other expenses as required by the regulations. Private schools fell into three categories, including private schools established with donated funds, private schools that require reasonable returns and private schools that do not require reasonable returns.

The election to establish a private school requiring reasonable returns was required to be provided in the articles of association of a school. The percentage of the school’s annual net income that could be distributed as reasonable return was required to be determined by the school’s board of directors, taking into consideration the following factors: (i) school fee types and collection criteria, (ii) the ratio of the school’s expenses in connection with educational activities and improvement of educational conditions to the total fees collected; and (iii) the admission standards and educational quality. The relevant information relating to the above factors was required to be publicly disclosed before the school’s board may determine the percentage of the school’s annual net income to be distributed as reasonable returns. Such information and the decision to distribute reasonable returns shall also be filed with the relevant government authorities within 15 days of the board decision. However, none of the then effective PRC laws and regulations provided any specific formula or guideline for determining “reasonable returns.” In addition, none of the then effective PRC laws and regulations set forth clear requirements or restrictions on a private school’s ability to operate its education business as a school that required reasonable returns or as a school that did not require reasonable returns.

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

The Amended Private Education Law further establishes a new classification system for private schools on whether they are established and operated for profit-making purposes. Key features of this system include the following:

●	sponsors of for-profit private schools are entitled to retain the profits and proceeds from the schools and the operation surplus may be allocated to the sponsors pursuant to the PRC Company Law and other relevant laws and regulations, whereas sponsors of non-profit private schools are not entitled to the distribution of profits or proceeds from the non-profit schools and all operation surplus of non-profit schools shall be used for the operation of the schools, except that sponsors of private schools established before November 7, 2016 and registered as non-profit private schools, are allowed to obtain compensation or reward after the liquidation of such schools based on their investment to the schools, the reasonable returned they had obtained from the schools and the effectiveness of their operation of the school;
●	for-profit private schools are entitled to set their own tuition and other miscellaneous fees without seeking prior approval from or reporting to the relevant government authorities. whereas the collection of fees by non-profit private schools shall be regulated by the provincial, autonomous regional or municipal governments;
●	private schools (for-profit and non-profit alike) may enjoy preferential tax treatments; non-profit private schools will be entitled to the same tax benefits as public schools whereas taxation policies for for-profit private schools are still unclear as more specific provisions are yet to be introduced;
●	for construction or expansion of the school, non-profit schools may acquire the required land use rights in the form of allocation by the government as a preferential treatment, whereas for-profit private schools shall acquire the required land use rights by purchasing them from the government;

●	the remaining assets of non-profit private schools after liquidation shall continue to be used for the operation of non-profit schools, whereas the remaining assets of for-profit private schools shall be distributed to the sponsors in accordance with the PRC Company Law; and
●	governments at or above the prefecture level may support private schools (for-profit and non-profit alike) by subscribing to their services, providing student loans and scholarships, and leasing or transferring unused state assets to the schools, and the governments may further support non-profit private schools in the form of government subsidies, bonus funds and incentives for donation.

On December 29, 2016, the State Council issued the Several Opinions of the State Council on Encouraging the Operation of Education by Social Forces and Promoting the Healthy Development of Private Education, which requires to ease the access to the operation of private schools and encourages social forces to enter the education industry. The opinions also provide that each level of the government shall increase their support to the private schools in terms of financial investment, financial support, autonomy policies, preferential tax treatments, land policies, fee policies, autonomy operation, protection of the rights of teachers and students etc. Further, the opinions require each level of the government to improve local policies on government support to for-profit and non-profit private schools by such means as preferential tax treatments.

On December 30, 2016, the MoE, Ministry of Civil Affairs, the SAIC, the Ministry of Human Resources and Social Welfare and the State Commission Office of Public Sectors Reform jointly issued the Implementation Rules on the Classification Registration of Private Schools to reflect the new classification system for private schools as set out in the Amended Private Education Law. Generally, if a private school established before promulgation of the Amended Private Education Law chooses to register as a non-profit school, it shall amend its articles of association, continue its operation and complete the new registration process. If such private school chooses to register as a for-profit school, it shall conduct a financial liquidation process, have the property rights of its assets such as lands, school buildings and net balance authenticated by relevant government authorities, pay up relevant taxes, apply for a new Permit for Operating a Private School, re-register as for-profit schools and continue its operation. Specific provisions regarding the above registration process shall be introduced by governments at the provincial level.

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

On August 31, 2017, the SAIC and MoE jointly issued the Notice of Relevant Work on the Registration and Management of the Name of For-Profit Private Schools, which specifies the requirements on the names of for-profit private schools.

Besides the Amended Private Education Law and the above regulations, other details of the requirements on the operation of non-profit schools and for-profit schools will be provided in implementation regulations that are yet to be introduced, such as:

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

As of March 31, 2021, none of our affiliated schools enjoys any preferential tax treatments pursuant to the requirements of local governmental authorities.

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

Regulations on Educational Fees Management

On August 17, 2020, the MoE and certain other PRC government authorities jointly promulgated the Opinion on Further Strengthening and Regulating the Management of Educational Fees, or the Education Fees Opinions, pursuant to which all fees collected by private schools shall be paid into the school’s bank account filed with the education authority, be unified managed, and mainly used for educational and teaching activities, improving the operational conditions, of teachers’ and staffs’ medical treatment and allocating development fund according to relevant laws and regulations. The fee level of for-profit private schools is open for market adjustment and can be determined by for-profit private schools at their own discretion, while the fee-collecting regulatory policies for non-profit private schools shall be formulated by the provincial governments. The Education Fees Opinions further clarify that private schools established prior to November 7, 2016 shall be regulated in the same way as non-profit private schools in terms of fee-collecting policies until the completion of the classification registration procedures. Besides, the Education Fees Opinions propose to explore a special audit system for school education fees, in particular for non-profit private schools. The Education Fees Opinions underline that sponsors of non-profit private schools shall not obtain proceeds from schools’ operating profits, distribute the operating surplus or residual assets, or transfer operating profits through related-party transactions or related parties.

Circular on Special Enforcement Campaign concerning After-school Tutoring Institutions to Alleviate Extracurricular Burden on Students of Primary and Secondary Schools

On February 13, 2018, the General Offices of the MoE, SAIC, Ministry of Civil Affairs and Ministry of Human Resources and Social Security promulgated the Circular on Special Enforcement Campaign concerning After-school Tutoring Institutions to Alleviate Extracurricular Burden on Students of Primary and Secondary Schools, or Circular 3. Among other things, the Circular 3 requires all local bureaus of the MoE, SAIC, Ministry of Civil Affairs and Ministry of Human Resources and Social Security to carry out a special enforcement campaign to prohibit extracurricular private training schools and institutions from the following activities: (1) providing courses that do not follow the formal school curricula, and providing trainings to strengthen testing abilities for students; (2) organizing after-school examinations and competitions for primary and secondary school students; and (3) any activities linking students’ performance in extracurricular private training schools with admission of primary and secondary school. In addition, Circular 3 prohibits teachers in primary and secondary schools from engaging in part-time jobs to provide tutoring services in after-school tutoring institutions.

Regulations on After-school Tutoring Institutions

On August 22, 2018, the General Office of the State Council issued the State Council Opinions 80 which provided various guidance on regulating the after-school tutoring market for primary and secondary school students, including, among others, the operation standards that after-school tutoring institutions should follow, the requirements and approvals necessary for opening new after-school tutoring institutions, the guidance for daily operation of after-school tutoring institutions, and the regulatory supervision scheme for after-school tutoring institutions.

The State Council Opinions 80 set out the operation standards of after-school tutoring institutions, including but not limited to the requirements for the Permit for Operating a Private School, the size of training areas, the teachers’ qualifications, insurance, fire safety, environmental protection, and health and food safety. The State Council Opinions 80 also provide guidance on the daily operation of after-school tutoring institutions, including but not limited to the content of the courses, the time of the courses, the methods of training, the method of receiving training service fee, among which, consistent with Circular 3, the State Council Opinions 80 prohibit intensive exam-oriented training, advanced training that does not follow formal school curricula, and any arrangement that correlates students’ examination performance in after-school tutoring institutions to admission into primary and secondary schools. Moreover, the State Council Opinions 80 set out the general regulatory supervision scheme by education administration authorities.

On August 31, 2018, the General Office of the MoE promulgated the Circular regarding the Truly Implementation of Special Measures and Rectification Work on the Private Education Institutions, which provides detailed requirements for the provincial education departments to enforce the State Council Opinions 80.

On November 20, 2018, the General Office of the MoE, the General Office of the State Administration for Market Regulation of the PRC and the General Office of the Ministry of Emergency Management of the PRC jointly issued the Notice on Improving the Specific Governance and Rectification Mechanisms of After-school Tutoring Institutions, or Circular 10, which provides specific requirements for local people’s governments at all levels in the implementation of the State Council Opinions 80.

The Central Committee of the Communist Party and the State Council jointly issued the Opinions on the Further Reform of Education and Teaching and Comprehensive Improvement on the Compulsory Education Quality, or the Opinions, which became effective on June 23, 2019. The Opinions stipulates, among other things, that (i) the State Administration for Market Regulation of the PRC and its local counterparts shall be responsible for the registrations and filings of all the after-school tutoring institutions and shall supervise and govern their operational behaviors, such as advertising, fee collecting, antitrust competitions and etc., and (ii) the integrated application of information technology and education shall be promoted, the “education plus internet” operation model shall be encouraged and in the meantime, the approval and supervision system for digital educational resource applied by schools shall be established.

On May 6, 2020, the General Office of the MoE promulgated the Notice on the Negative List of Advanced Trainings that Do Not Follow the Formal School Curricula of Six Compulsory Education Subjects (for Trial Implementation), which, in accordance with the State Council Opinions 80, prohibits after-school tutoring institutions from providing advanced training that does not follow the formal school curricula to the students in primary school and secondary school, and sets forth the typical activities that shall be regarded as advanced training in the subjects of Chinese, mathematics, English, physics, chemistry and biology.

On June 10, 2020, the General Office of MoE and the General Office of State Administration for Market Regulation promulgated the Notice on Issuing the Form of Service Contract for After-school Training Provided to Primary and Secondary School Students, which requires the local competent regulatory authorities to guide the relevant parties to use the form of service contract for after-school training activities provided to primary and secondary school students. The form of service contract covers the obligations and rights of parties involved in the after-school training, including detailed provisions on training fees, refund arrangement and default liabilities.

On October 16, 2020, the General Office of the MoE and the General Office of the State Administration for Market Regulation of PRC jointly promulgated the Notice on the centralized rectification of after-school tutoring institutions’ illegal acts of infringing consumers’ rights by using unfair standard terms. The Notice stipulates that local education and market regulation authorities shall increase the efforts for the investigation of after-school tutoring institutions’ illegal acts which infringes consumers’ rights by using unfair standard terms/ to exempt them from their own responsibility, increase consumers’ liability and exclude consumers’ legal rights.

The General Office of the MoE enacted the Notice of Strengthening the Management of Homework for Compulsory Education on April 8, 2021, which requires that the local governments shall take prohibition of leaving homework as an important part of the daily supervision on after-school training institutions in accordance with relevant regulations, and in order to avoid reducing the burden in schools but increasing the burden after-school, after-school training institutions shall not leave homework to primary and secondary school student.

The MoE issued the Guiding Opinions on Promoting the Scientific Connection between Kindergarten and Primary School on March 30, 2021, which requires after-school tutoring institutions shall not provide tutoring services to pre-school aged minors in violation of applicable regulations. Otherwise, the relevant education authorities may seriously punish and blacklist such after-school training institutions, incorporate blacklist information into the national credit information sharing platform, and implement joint punishments in accordance with relevant regulations.

Regulations on Online and Distance Education

Pursuant to the Administrative Regulations on Educational Websites and Online and Distance Education Schools issued by the MoE, educational websites and online education schools may provide education services in relation to higher education, secondary education, primary education, pre-school education, education for teachers, occupational education, adult education, and other education and public educational information services. “Educational websites” refers to organizations providing education or education-related information services to website visitors by means of a database or online education platform connected via the internet or an educational television station through an internet service provider. “Online education schools” refer to education websites providing academic education services or training services that issue education certificates within the issuance of various certificates. Setting up education websites and online education schools is subject to approval from relevant education authorities, depending on the specific types of education. Any educational website and online school shall, upon the receipt of approval, indicate on its website such approval information as well as the approval date and file number.

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

On November 20, 2018, the General Office of the MoE, the General Office of the State Administration for Market Regulation of the PRC and the General Office of the Ministry of Emergency Management of the PRC jointly issued the Circular 10, which provides that provincial education departments shall ensure the filings of institutions which provide training services online to primary and secondary students through the Internet, and regulate the online education institutions synchronously with the regulations on after-school tutoring institutions. Online education institutions shall file with the provincial education departments, for courses on school academic subjects, class name, course content, enrollment target, course progress and class time. Online education institutions shall also make their teachers’ names, photographs, teaching classes and teaching qualifications number public in prominent locations on their home page.

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

The Online After-school Tutoring Opinions further provides that the competent provincial education regulatory authorities shall, jointly with other provincial government authorities, review such filings and the qualification of the online after-school tutoring institutions submitting such filings before the end of December 2019, focusing on the following matters: (i) the training content shall not include online games or other content or links irrelevant with the training, and shall not be beyond the relevant national school syllabus. No illegal publications may be published, printed, reproduced or distributed, and no infringement or piracy activities may be conducted during the training. And the training content and data shall be stored for more than one year, among which, the live streaming teaching videos shall be stored for more than 6 months; (ii) each course shall not last longer than 40 minutes and shall be taken at intervals of not less than 10 minutes, and the training time shall not conflict with the teaching time of primary and secondary schools. Each live-streaming course provided to students receiving compulsory education shall not end later than 9:00 p.m. and shall not leave homework for primary school students in Grade 1 and Grade 2. The online after-school tutoring platforms shall have eye protection and parental supervision functions; (iii) the online after-school tutoring institutions shall not hire any teacher who is currently working at primary or secondary schools. Training personnel of academic subjects are required to obtain necessary teacher qualification licenses. The online after-school tutoring institutions’ training platforms and course interfaces shall publicize the names, photos and teacher qualification licenses of training personnel, and the learning, working and teaching experiences of foreign training personnel; (iv) with the consent of students and their respective parents, online after-school tutoring institutions shall verify the identification information of each student, and shall not illegally sell or provide such information to third parties. User behavior log must be kept for more than one year; (v) the charge items and standard and refund policy shall be specifically publicized on the training platforms, and the periods for which tuition is charged shall be consistent with its respective curriculum and the online after-school training institutions shall not engage in excessive marketing, make false or misleading promotion, or overstate the effect of the product. The prepaid fees can only be used for education and training purpose, and shall not be used for other investment activities; where fees are charged based on the number of classes, fees are not allowed to be collected in a lump sum for more than 60 classes, and where fees are charged based on the length of the course, the fees shall not be collected for a course length of more than three months; and (vi) the online after-school tutoring institutions found to have problems after reviewing by the competent provincial education regulatory authorities shall complete the rectification before the end of June 2020, and will be subject to fines, regulatory order to suspend operations or other regulatory and disciplinary sanctions if they fail to complete the rectification in time. The Online After-School Tutoring Opinions provides that relevant governmental authorities of cyberspace administration, industry and information technology and others shall cooperate with the educational authorities to the extent of their respective scope of duties to regulate online after-school training institutions.

As of the date of this annual report, most local governments at provincial level have issued the implementation rules with respect to the filing requirements in relation to the Online After-School Tutoring Opinions.

The Law for Protection of Minors issued by The Standing Committee of the National People’s Congress on December 29, 2006, was recently amended on October 17, 2020, which will take effect on June 1, 2021. According to the amended Law for Protection of Minors, kindergartens and after-school training agencies may not carry out primary school curriculum for the pre-school age minors, and online education products and services which are targeted at minors shall not include any links to online games or push any advertisements and other information irrelevant to teaching.

Regulations on Educational Applications (Apps)

On December 25, 2018, the General Office of the MoE issued Notice on Prohibiting Harmful Apps from Entering the Primary and Secondary Schools, which provides that learning applications shall be reported to the relevant educational authorities for approval, and teachers shall not recommend to students any application which has not been approved by the relevant educational authorities and the school. The use of any application which contains pornography, violence, online games, commercial advertising or relevant links, or which increases the burden of students’ work by test-taking methods such as copying homework, providing large number of test questions or ranking shall be stopped immediately. There is uncertainty whether applications we provide to our students would be found in violation of the above notice or whether such applications need to be approved by the relevant educational authorities. If the relevant authorities find our operation in violation of the above notice, our relevant applications may be ordered to stop use, which may have adverse effect on our business.

Moreover, the MoE, jointly with certain other PRC government authorities, issued the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps on August 10, 2019, or the Opinions on Educational Apps, which requires, among others, mobile Apps that provide services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios (the “Educational Apps”), be filed with competent provincial regulatory authorities for education. The Opinions on Educational Apps also requires, among others, that: (i) before filing, the Educational App’s provider obtain the ICP license or complete the ICP license filing and obtain the certificate and the grade evaluation report for graded protection of cybersecurity; (ii) Educational Apps whose main users are under the age of 18 limit the use time, specify the range of suitable ages, and strictly monitor their content; (iii) before an Educational App is introduced as a mandatory app to students, such Educational App be approved by the applicable school through its collective decision-making process and be filed with the competent education authority; and (iv) Educational Apps adopted by education authorities and schools as their uniformly used teaching or management tools not charge the students or parents any fee, and not offer any commercial advertisements or games. On November 11, 2019, the General Office of MoE promulgate the Administrative Measures for the Filing of Educational Apps, which further provided the detailed implementation rules with respect to such filing requirements under the Opinions on Educational Apps.

To strengthen the prevention and control of myopia among children and teenagers, the MoE, the State Administration for Market Regulation, or the SAMR, and certain other government authorities issued the Comprehensive Implementation Plan for Myopia Control in Children and Teenagers in August 2018, which requires, among others, that the schools (i) shall use electronic devices based on the principal of necessity, shall not rely on electronic devices for teaching and homework assignment and shall rather assign paper-based homework in principle, and shall limit use of electronic devices to no more than 30% of total teaching time; and (ii) shall strictly implement the learning and development guidelines for children aged from 3 to 6, pay attention to the importance of child life and play and avoid “primary school” teaching.

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

According to the new Administrative Regulations on Publications Market issued by the General Administration of Press and Publication and MOFCOM, effective June 1, 2016, any organization or individual engaged in wholesale or retail distribution of publications shall obtain a Permit for Operating Publications Business. Distribution of publications in China is regulated on different administrative levels. An entity engaged in wholesaling of publications shall obtain such permit from the provincial office of the General Administration of Press and Publication. An entity engaged in retail distribution of publications shall obtain such permit from the local office of the Administration of Press and Publication. According to the new regulation, foreign-invested enterprises are allowed to engage in the business of distribution of publications. Foreign investors who intend to establish an enterprise engaging in the business of distribution of publications and foreign-invested enterprise which intends to engage in the business of distribution of publications shall firstly obtain the approval from local office of the MOFCOM. If and upon approval, the MOFCOM will issue the Approval Certificate for Foreign-Invested Enterprises, on which the business scope of distribution of publications is specified along with the word “subject to the permission in this industry.” Afterwards, the foreign-invested enterprise shall file with its business scope of distribution of publications local office of the SAIC and shall obtain the Permit for Operating Publications Business from relevant offices of the General Administration of Press and Publication before engaging in the business of distribution of publications.

In addition, pursuant to the Administrative Regulations on Publishing Audio-Video Products promulgated by the State Council on December 25, 2001, which became effective as of February 1, 2002, any entity engaged in the wholesale or retail distribution of audio-video products was required to secure a Business Certificate for Audio-Video Products from the relevant culture authorities. Such Administrative Regulations on Publishing Audio-Video Products was later amended several times, pursuant to which the Business Certificate for Audio-Video Products was replaced by the Permit for Operating Publications Business and entities or individuals engaging in distribution of audio-video products shall only need to hold a Permit for Operating Publications Business, while a Business Certificate for Audio-Video Products shall no longer be needed.

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

Xueersi Education, Xueersi Network, Xinxin Xiangrong and Lebai Education and their certain subsidiaries have obtained the Permit for Operating Publications Business for retail or wholesale distribution of publications. If our Consolidated Affiliated Entities that are engaged in the whole sale or retail distribution of teaching materials and audio-video products or other publications are not able to pass the subsequent inspection or examination, they may not be able to maintain such permits or licenses necessary for their business. In addition, our VIEs are engaging in publishing teaching materials and audio-video products or other publications to students online, but our VIEs have not obtained the Internet Publishing Service License. We may become subject to significant penalties, fines, legal sanctions or an order to suspend our publishing of teaching materials and audio video online.

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

As a subsector of the value-added telecommunications business, internet information services are also regulated by the Administrative Measures on Internet Information Services promulgated by the State Council, or the Internet Information Measures. The Internet Information Measures require that commercial internet content providers, or ICP providers, obtain a license for internet information services, or ICP license, from the appropriate telecommunications authorities in order to offer any commercial internet information services in China. ICP providers shall display their ICP license number in a conspicuous location on their home page. In addition, the Internet Information Measures also provide that ICP providers that operate in sensitive and strategic sectors, including news, publishing, education, health care, medicine and medical devices, must obtain additional approvals from the relevant authorities regulating those sectors as well. According to the Internet Information Measures, internet information service providers shall not produce, duplicate, publish or disseminate information which: (i) is against the fundamental principles set out in the PRC Constitution; (ii) endangers national security, divulges state secrets, subverts State power, or undermine the national unity; (iii) damages the State’s honor or interests; (iv) incite ethnic hatred and ethnic discrimination or undermine inter-ethnic unity; (v) undermines the PRC’s religious policy, advocates religious cults or feudal superstition; (vi) disseminates rumors to disrupt social order and undermine social stability; (vii) disseminates obscenity or pornography, advocates gambling, violence, murder and terrorism, or instigates others to commit crimes; (viii) humiliates or defames other persons or infringes the legitimate rights and interests of the others; or (ix) is otherwise prohibited by laws and administrative regulations.

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

Regulation of Advertising and Promotion Services

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

Applicable PRC advertising laws, rules and regulations contain certain prohibitions on the content of advertisements in China (including prohibitions on misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest). Advertisements for anesthetic, psychotropic, toxic or radioactive drugs are prohibited, and the dissemination of advertisements of certain other products, such as tobacco, patented products, pharmaceuticals, medical instruments, agrochemicals, foodstuff, alcohol and cosmetics, are also subject to specific restrictions and requirements. Education and/or training advertisements shall not contain the following contents: (i) explicit or implicit guarantee for successful enrollment to a higher grade, passing of examination, obtaining of degree qualification or passing certificate, or the effect of education or training; (ii) explicit or implicit expression of participation by the relevant examination body or its personnel, personnel setting examination questions in the education or training; and (iii) recommendation and/or endorsement by scientific research institutes, academic institutions, educational organizations, industry associations, professionals or beneficiaries using their name or image.

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

In addition, the Anti-Unfair Competition Law promulgated by the Standing Committee of the National People’s Congress, last amended on April 23, 2019, requires that business operators shall not make false or misleading commercial promotion for the performance, functions, quality, sales, user evaluation, accolades, among others, as to defraud or mislead customers.

Regulation Related to Pricing

The PRC Pricing Law is promulgated by the Standing Committee of the National People’s Congress on December 29, 1997, and became effective on May 1, 1998. Pursuant to the PRC Pricing Law, an operator is prohibited from using false or misunderstanding pricing methods to trick consumers or other operators into trading with it. Otherwise, such operator may be subject to penalties, including orders to make correction, confiscation of illegal income, fines, orders to cease operation for rectification or revocation of the business licenses.

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

In the fiscal year ended February 28, 2021, 28.4% of our total net revenues were derived from audio-video program services offered through www.xueersi.com and that may be subject to the Audio-Video Program Measures. See “Item 3. Key Information—D. Risk Factors—We face risks and uncertainties with respect to the licensing requirement for internet audio-video programs.”

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

Regulations on Commercial Franchises

The State Council promulgated the Regulation on the Administration of Commercial Franchises, which, among other things, provides that: (i) ”commercial franchise,” or franchise, refers to such business operations by which an enterprise owning a registered trademark, enterprise mark, patent, know-how or any other business resource, or Franchiser, confers the said business resource to any other business operator, or Franchisee, by contract, and the Franchisee undertakes business operations under the uniform business model as provided in the contract, and pay franchising fees to the Franchiser; (ii) a Franchiser that engages in franchise activities shall possess a mature business model and the ability to provide long-term business guidance, technical support, business training and other services to the Franchisee; (iii) a Franchiser that engages in franchise activities shall have at least two direct sales stores, and have undertaken the business for more than a year; and (iv) a Franchiser shall, within 15 days after having concluded a franchise contract for the first time, file to the commercial administrative department where if a Franchiser engages in any franchised operations within the scope of a province, autonomous region, or municipality directly under the central government, it shall file with the commercial administrative department of the province, autonomous region or municipality directly under the central government and if a franchiser engages in any franchised operations within the scope of two or more provinces, autonomous regions, or municipalities directly under the central government it shall file with the commercial administrative department of the State Council. According to the Administrative Measures for Archival Filing of Commercial Franchises issued by the MOFCOM, the filling shall be conducted on the commercial franchise information management system established by the MOFCOM. In addition, the Regulation on the Administration of Commercial Franchises provides that the Franchiser and the Franchisee shall conclude a franchise contract in writing, and the term of such franchise contract shall not less than 3 years except the Franchisee otherwise agrees.

The MOFCOM issued Administrative Measures for Commercial Franchise Information Disclosure, which provides that the Franchisers shall, as required by the Regulation on the Administration of Commercial Franchises, disclose the following information to Franchisees in writing not later than 30 days prior to the conclusion of franchise contracts, unless such contracts are renewed under the original terms:(i) the basic information of the Franchisers and its franchise business, (ii) the basic information of the business resource of the Franchiser, (iii) the basic information of the franchise fee, (iv) the basic information of the price, conditions and other information related to the products, services, and equipment provided to the Franchisee, (v) the follow-up service provided to the Franchisee, (vi) the methods and contents of guidance and supervisions provided by the Franchiser on the Franchisee related to the business; (vii)the investment budget of the sales stores, (viii) the relevant information about the franchisees within China, which includes the amount, geographical distributions, scope of authorities, whether there is any exclusive authorized region, and the basic situation of their franchise business; (ix) the record of materially illegal business, including any fine over RMB30 thousand imposed by competent authority and any criminal liability of the Franchiser and its legal representative; and the (x) agreement of franchise. However, this Administrative Measures for Commercial Franchise Information Disclosure provides that the Franchiser has right to require the Franchisee enter into a confidential agreement with the Franchiser prior to the disclosure of the aforementioned information; and if the Franchisee knows any commercial secret of Franchiser due to the contractual relationship between the Franchisee and the Franchiser, the Franchisee still have the obligation to keep such commercial secret confidential even though there is no confidential agreement between the Franchiser and the Franchisee after the termination of relevant contractual relationship between them.

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

On May 28, 2020 the National People’s Congress promulgated the Civil Code, which takes effect on January 1, 2021. Under the Civil Code, if an offender intentionally infringes upon the intellectual property rights of others and the circumstance is severe, the infringed party shall have the right to request for the corresponding punitive compensation.

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

Patent. Under the PRC Patent Law, a patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Council is responsible for receiving, examining and approving patent applications. The PRC Patent Law was amended on October 17, 2020, effective as of June 1, 2021, pursuant to which an invention patent is valid for 20 years, a utility model is valid for 20 years, and a design patent is valid for 15 years, starting from the application date. A third-party user must obtain consent or a proper license from the patent owner to use the patent except for certain specific circumstances provided by law.

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

On December 26, 2019, the State Council published the Implementation Rules of Foreign Investment Law, which came into effect on January 1, 2020. The Implementation Rules of Foreign Investment Law restates certain principles of the Foreign Investment Law and further provides, among others, (i) an FIE’s investment within the territory of PRC is also subject to the Foreign Investment Law and the Implementation Rules of Foreign Investment Law; (ii) an FIE may, within five years following January 1, 2020, choose to amend its legal form or the corporate governance and complete amendment registration, or to keep its original legal form or the corporate governance; (iii) the provisions regarding the transfer of equity interests, distribution of profits and remaining assets as stipulated in the contracts among the joint venture parties of an existing FIE may survive the Foreign Investment Law after such FIE amends its legal form or the corporate governance in accordance with relevant applicable laws.

On December 26, 2019, the Supreme People’s Court of the PRC promulgated the Interpretation of the Supreme People’s Court on Several Issues Concerning the Application of the Foreign Investment Law of the PRC, effective as of January 1, 2020, pursuant to which “investment contracts” shall mean the relevant agreements formed as a result of direct or indirect investments in the PRC by foreign investors, i.e. foreign natural persons, foreign enterprises or other foreign organizations, including contracts for establishment of foreign investment enterprises, share transfer contracts, equity transfer contracts, contracts for transfer of property or other similar interests, contracts for newly-built projects, etc. Where a party concerned claims that an investment contract is invalid for investing in prohibited industries as stipulated in the Negative List for foreign investment access or due to violation of specified administrative measures in restricted industries, the People’s Court shall support such claim.

Regulation Related to Foreign Investment Restrictions

According to the list of special management measures for the market entry of foreign investment, or the Negative List promulgated by MOFCOM and NDRC and took effect on July 23, 2020, foreign investors shall comply with such restrictive requirements when engaging in the restricted activities listed in the Negative List. In addition, according to the Negative List, foreign investors shall not engage in the prohibited activities listed in the Negative List. Under the Negative List, the provision of pre-school, ordinary senior high school and higher education services in the PRC is restricted for foreign investors. Foreign investments in such education institutions are only allowed in the form of PRC-foreign cooperative school in which the PRC party shall play a dominant role. It suggests that the principal or the chief executive officer of an education institutions shall be a PRC national and the representatives of the PRC party shall account for no less than half of the total number of members of the board of directors, the executive council or the joint administration committee of a PRC-foreign cooperative school. The Negative List further provides that foreign investors are prohibited from providing compulsory education services.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE promulgated SAFE Circular 37 in July 2014. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions.

In June 2015, SAFE promulgated SAFE Circular 13, according to which, in order to simplify the procedures of performing the foreign exchange control policy of direct investment, the registration authorities under the SAFE foreign exchange control policies, including the registration of PRC residents under SAFE Circular 37 change from local SAFE branches to local banks authorized by SAFE. Thus, according to SAFE Circular 13, the registration of PRC residents under SAFE Circular 37 shall be conducted with local banks authorized by SAFE. The PRC residents shall also, by themselves or entrusting accounting firms or banks, file with the online information system designated by SAFE with respect to its existing rights under offshore direct investment each year prior to the requisite time.

Our beneficial owners who are PRC residents immediately before our initial public offering had registered with the local branch of SAFE prior to our initial public offering in 2010.

Regulations on Loans to and Direct Investment in the PRC Entities by Offshore Holding Companies

According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE in 1997, the Interim Provisions on the Management of Foreign Debts, promulgated by SAFE, the National Development and Reform Commission and the Ministry of Finance in 2003, and Measures for the Administration of the Registration of Foreign Debts, effective May 2013 and revised on May 4, 2015, loans by foreign companies to their subsidiaries in China, which are foreign-invested enterprises, are considered foreign debt, and such loans must be registered with the local branches of SAFE. Under the provisions, these foreign-invested enterprises must submit registration applications to the local branches of SAFE within 15 days following execution of foreign loan agreements, and the registration should be completed within 20 business days from the date of receipt of the application. In addition, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term foreign debt borrowed by a foreign-invested enterprise is limited to the difference between the total investment and the registered capital of the foreign-invested enterprise.

Each of our PRC subsidiaries is a foreign-invested enterprise, is not engaged in any businesses listed in either the previous or the current Negative List and has not incurred any foreign debt.

On January 1, 2017, PBOC promulgated Notice of the People’s Bank of China on Issues Concerning Macro Prudential Management of Full Scale Cross-border Financing or PBOC Circular 9. According to PBOC Circular 9, PBOC establishes a cross-broader financing regulation system based on the capital or net assets of the micro main body under macro prudential rules, and the legal entities and financial institutions established in PRC including the branches of foreign banks registered in China but excluding government financing vehicles and real estate enterprise, may carry out cross-border financing of foreign currency in accordance with relevant regulations of such system. PBOC Circular 9 provides that, among other things, the outstanding amount of the foreign currency for the entities in cross-border financing shall be limited to the Upper Limit of the Risk Weighted Balance of such entity, which shall be calculated according to the formula provided in PBOC Circular 9; the enterprise shall, after signing the contract for cross-border financing, but not later than three business days before the withdrawal of the borrowing funds, file with the local branches of SAFE for the cross-border financing through SAFE’s capital project information system. PBOC Circular 9 also provides that during the one-year period started from January 11, 2017, foreign-invested enterprises may choose one method to carry out cross-broader financing in foreign currency either according to PBOC Circular 9 or according to the Interim Provisions on the Management of Foreign Debts. After the end of such one-year period, the method of foreign-invested enterprises to carry out cross-broader financing in foreign currency will be determined by PBOC and SAFE. As of the date of this annual report, neither the PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard.

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

With respect to the employment of foreigner in China, according to the Provision on the Employment of Foreigners in China and the Circular on the Comprehensive Implementation of the Permit System for Foreigners to Work in China, to employ a foreigner who does not have PRC nationality, an employer shall apply for an employment license, namely the Permit to Work in China, or the Employment License for such foreigner, and may only employ him or her after such foreigner obtains the Employment License; prior to obtaining employment in China, a foreigner shall enter China with an employment visa (or in accordance with an agreement on mutual exemption of visas if there is such an agreement); and after entering China, such foreigner shall obtain an Employment License, and a residence permit for foreigners. The Provision on the Employment of Foreigners in China also provides that the Employment License is valid only in the area defined by the authority which issued such license; the actual employer of a foreigner shall be consistent with the employer recorded on the Employment License; if the actual employer changed but the foreigner is employed in a similar job by another employer within the same area defined by the authority which issued such license, the foreigner shall file with such authority to change information on the Employment License.

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

Regulations on Anti-Monopoly

The Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress, which became effective on August 1, 2008, and the Interim Provisions on the Review of Concentrations promulgated by the State Administration for Market Regulation, which became effective on December 1, 2020, require that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the State Administration for Market Regulation before they can be completed. Where the participation in concentrations by way of foreign-funded merger and acquisition of domestic enterprises or any other method which involves national security, the examination of concentration shall be carried out pursuant to the provisions of The Anti-Monopoly Law and examination of national security shall be carried out pursuant to the relevant laws and regulations. Failure to comply with above regulations may result in an order to stop concentration, dispose the shares/assets or transfer the operation within a stipulated period, or adopt other necessary measures to reinstate the pre-concentration status, or fines.

On February 7, 2021, the Anti-Monopoly Commission of the State Council issued the Anti-Monopoly Guidelines for the Internet Platform Economy Sector that aims at specifying some of the circumstances under which an activity of internet platforms may be identified as monopolistic act as well as classifying that concentrations involving variable interest entities shall also be subject to anti-monopoly review.

Regulations on Cross-border Fund Pool of Multinational Corporations

In September 2015, PBOC promulgated the Notice to Further Facilitate Multinational Corporation Groups to Carry Out Round-way Cross-border RMB Fund Pool Business, or PBOC Circular 279. According to PBOC Circular 279, the term “Multinational Corporation Group” refers to the enterprise consortium consisting of the entities with equity relationship, including a parent company and its subsidiaries, or Parent Company’s Subsidiaries, more than 51% equity interest of which is held by such parent company, the wholly owned subsidiaries of Parent Company’s Subsidiaries, the subsidiaries more than 20% equity interest of which is held by one or more Parent Company’s Subsidiaries, and the subsidiaries less than 20% equity interest of which is held by one or more Parent Company’s Subsidiaries but the first majority shareholder is the Parent Company’s Subsidiary. Multinational Enterprise Group can arrange the surplus and deficiency of cross-border RMB funds of domestic and foreign members of the Multinational Corporation Group and centralize the cross-border RMB funds between domestic and foreign members based on the needs of its operation and management subject to the requirements of PBOC Circular 279, or Round-way Cross-border RMB Fund Pool Business. The domestic enterprise which carries out the Round-way Cross-border RMB Fund Pool Business shall open an RMB special deposit account for Round-way Cross-border RMB Fund Pool Business. Pengxin TAL, together with our company, five of our wholly owned subsidiaries and one VIE as a Multinational Enterprise Group, started the Round-way Cross-border RMB Fund Pool Business and open a special deposit account for Round-way Cross-border RMB Fund Pool Business in China Construction Bank Shanghai Pudong Branch.

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

In utilizing the proceeds we received from our initial public offering and other financing activities as an offshore holding company with PRC subsidiaries, we may (i) make additional capital contributions to our PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries or our Consolidated Affiliated Entities, or (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

●	capital contributions to our subsidiaries in China, whether existing ones or newly established ones, require that the PRC subsidiaries completes the relevant filing and reporting procedures with relevant governmental authorities and register with the local bank authorized by SAFE;
●	loans by us to our subsidiaries in China, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with the local branches of SAFE; and
●	loans by us to our Consolidated Affiliated Entities, which are domestic PRC entities, cannot exceed statutory limits and must be registered with the National Development and Reform Commission and must also be registered with SAFE or its local branches.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective in June 2015, in replacement of a former regulation. SAFE Circular 19 regulates the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company. According to SAFE Circular 19, RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our offshore offerings, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use RMB converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, due to lack of sufficient guidance, it is unclear how SAFE and competent banks will carry this out in practice.

Laws of Protection of Personal Information of Citizen

The PRC Constitution states that the PRC laws protect the freedom and privacy of communications of citizens and prohibit infringement of such rights. PRC government authorities have enacted laws and regulations on internet information security and protection of personal information from any abuse or unauthorized disclosure. Under PRC laws and regulations, “Personal information” is defined as all kinds of information that is recorded by electronic or other means that can identify a specific natural person independently or in combination with other information, such as his/her birth date, ID card number, biometric information, address, telephone number, e-mail address, health information, whereabouts information.

According to the Civil Code, which takes effect on January 1, 2021, a natural person shall have the right of privacy and the personal information of a natural person shall be protected in accordance with law. Information processors shall not divulge or tamper with the personal information collected or stored by them and shall not illegally provide any natural person’s personal information to others without the consent of such natural person.

The Decisions on Maintaining Internet Security, which was enacted by the Standing Committee of the National People’s Congress, may subject violators to criminal punishment in the PRC for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights.

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

According to the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information of Citizens, if a business operator collects personal information of citizens by purchasing, accepting or exchanging, or collects personal information of citizens in the course of performing their duties and providing services in violation of relevant laws and regulations of the State and meet one of the following standards, such operator will be considered in breach of criminal law and such operator and its responsible personnel must undertake criminal liabilities: (i) illegal acquisition, sale or provision of more than 50 pieces of track information, communication content, credit information or property information; (ii) illegal acquisition, sale, or provision of more than 500 pieces of accommodation information, communication records, health and physiological information, trading information, and other personal information which may affect personal and property safety; (iii) illegal acquisition, sale, or provision of more than 5000 pieces of personal information other than the information mentioned in the preceding (i) and (ii); (iv) the profits generated from using the illegally collected and acquired personal information is more than RMB50,000; and (v) resale the personal information collected during the course of performing their duties and providing service and the amount of resold personal information reaches 50% of the prescribed standard mentioned in (i), (ii), (iii) or (iv), as applicable.

Pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress, and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An internet information service provider must also keep information collected strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. Any violation of the above decision or order may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.

On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the State Administration for Market Regulation jointly promulgated Notice on Promulgation of the Method for Identifying the Illegal Collection and Use of Personal Information by Apps, in order to provide reference for the identification of illegal collection and use of personal information by Apps and in the implementation of the Cybersecurity Law and other relevant laws and regulations. This Notice provide the detailed methods to identifying of illegal behaviors in collecting and using personal information by Apps, such as the behavior of “non-disclosure of collection and use rules,” “failing to expressly state the purpose, method and scope of collecting and using personal information,” “collecting or using personal information without the consent of users,” “collecting personal information unrelated to the services they provide in violation of the principle of necessity,” “providing others with personal information without the consent,” “failure to provide the function of deleting or correcting personal information in accordance with the law” and “failure to disclose the information on complaints and whistleblowing reports.”

On August 22, 2019, CAC promulgated the Provisions on the Cyber Protection of Children’s Personal Information, which became effective on October 1, 2019. According to such Provisions, among other things, (i) “children” in these Provisions refers to minors under the age of 14; any network operator collecting, storing, using, transferring or disclosing children’s personal information shall follow the principles of properness and necessity, informed consent, explicit purpose, security assurance and lawful use; (ii) network operators shall establish special rules and user agreements for the protection of children’s personal information, and designate persons to take charge of the protection of children’s personal information; (iii) to collect, use, transfer or disclose a child’s personal information, any network operator shall inform the child’s guardians in a noticeable and clear manner, and shall obtain the consent of the child’s guardians; network operators shall, upon seeking consent, provide the option of rejecting option for the child’s guardians; (iv) network operators shall not collect children’s personal information unrelated to the services they provide, nor shall they collect children’s personal information in violation of the provisions of laws and administrative regulations and the agreements reached by both parties, and if it is really necessary to use such information beyond the agreed purposes and scope due to business needs, consent shall be obtained from the child’s guardians again; (vi) where a network operator entrusts a third party with the processing of children’s personal information, it shall conduct security assessment of the entrusted party and the acts of entrustment, sign an entrustment agreement, specifying responsibilities of both parties, matters to be handled, handling period, nature and purpose of the handling; the entrustment shall not exceed the scope of authorization, and where network operators intend to transfer children’s personal information to a third party, they shall carry out security assessment by themselves or entrust a third-party institution to do so.

Pursuant to the Notice on Promulgation of the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, which was promulgated by the CAC, the MIIT and certain other government authorities on March 12, 2021 to be effective on May 1, 2021, “necessary personal information” refers to the personal information necessary for ensuring the normal operation of an App’s basic functional services, without which the App cannot achieve its basic functional services. For learning and education App, the basic functional services are “online tutoring, online classes, etc.” and the necessary personal information is mobile phone numbers of registered users.

Further, the SAMR promulgated the Measures for the Supervision and Administration of Online Transactions, which will take effect from May 1, 2021. The measures require that online transaction operators shall not force customers, whether or not in a disguised manner, to consent to the collection and use of information not directly related to their business activities by means of one-off general authorization, default authorization, bundling with other authorizations, or the suspension of installation and use. Otherwise, such online transaction operator may be subject to fines and consequences under related laws and regulations, including without limitation suspension of business for rectification and revocation of permits and licenses.

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

Regulations on Dividend Distribution

Under applicable PRC laws and regulations, companies in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, companies in China are required to allocate at least 10% of their accumulated profits each year, if any, to fund statutory reserves of up to 50% of the registered capital of the enterprise. Statutory reserves are not distributable as cash dividends. Each of our subsidiaries, VIEs and VIEs’ subsidiaries in China are required to comply with this statutory reserve funding requirement. Although the statutory surplus reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. In addition, at the end of each fiscal year, each of our affiliated schools in China is required to allocate a certain amount out of its annual net income, if any, to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment.

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

Regulations on Anti Long-Arm Jurisdiction

The MOFCOM issued Provisions on the List of Unreliable Entities, or the MOFCOM Order No. 4 of 2020, on September 19, 2020. Pursuant to the order, an interagency task force composed of central government agencies, or the Working Mechanism, shall, according to the investigation results and by taking the following factors into comprehensive consideration, decide whether or not to include a foreign entity concerned in the list of unreliable entities, and make an announcement on such inclusion: (i) the extent of damage caused to China’s sovereignty, security and development interests; (ii) the extent of the damage to the legitimate rights and interests of Chinese enterprises, other organizations or individuals; (iii) whether or not the international economic and trade rules are followed; and (iv) other factors that shall be taken into consideration. If a foreign entity is included in the list of unreliable entities, the Working Mechanism may decide to take one or more of the following measures: (i) restricting or prohibiting the foreign entity from engaging in import or export activities related to China; (ii) restricting or prohibiting the foreign entity’s investment within the territory of China; (iii) restricting or prohibiting the entry of the foreign entity’s relevant personnel or transport vehicles into the territory of China; (iv) restricting or cancelling the work permit, stay or residence qualification of the foreign entity’s relevant personnel in China; (v) imposing a fine corresponding to the seriousness of the case against the foreign entity; or (vi) Other necessary measures.

On January 9, 2021, the MOFCOM promulgated the Rules on Counteracting Unjustified Extra-Territorial Application of Foreign Legislation and Other Measures, or the MOFCOM Order No. 1 of 2021. Pursuant to the MOFCOM Order No. 1 of 2021, where a citizen, legal person or other organization of China is prohibited or restricted by foreign legislation and other measures from engaging in normal economic, trade and related activities with a third State (or region) or its citizens, legal persons or other organizations, he/she/it shall truthfully report such matters to MOFCOM within 30 days. The Working Mechanism will take following factors into overall account when assessing whether there exists unjustified extra-territorial application of foreign legislation and other measures: (i) whether international law or the basic principles of international relations are violated; (ii) potential impact on China’s national sovereignty, security and development interests; (iii) potential impact on the legitimate rights and interests of the citizens, legal persons or other organizations of China; and (iv) other factors that shall be taken into account. If the Working Mechanism determine that there exists unjustified extra-territorial application of foreign legislation and other measures, MOFCOM may issue an injunction that the relevant foreign legislation and other measures shall not be accepted, executed, or observed. A citizen, legal person or other organization in China may apply for exemption from compliance with an injunction.

C. Organizational Structure

The following diagram sets out details of our significant subsidiaries and Consolidated Affiliated Entities as of February 28, 2021:

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
Beijing Lebai Education Consulting Co., Ltd. ("Lebai Education")
Beijing Xueersi Education Technology Co., Ltd. ("Xueersi Education")
Beijing Xueersi Network Technology Co., Ltd. ("Xueersi Network")
Xinxin Xiangrong Education Technology (Beijing) Co., Ltd. ("Xinxin Xiangrong")
100%
100%
Sponsorship interest
24 schools
100% or Majority
subsidiaries
100%
Sponsorship interest 100%
27 schools
100% or Majority
subsidiaries
Sponsorship interest
(4)
59 schools
100% or Majority
subsidiaries
7 schools
Sponsorship interest
100%
subsidiaries
100% or Majority
100%
131 school
100% or Majority
subsidiaries
Equity interest
Contractual arrangement

(1)	Mr. Bangxin Zhang is director and chief executive officer who owned 26.4% of the common shares and 69.5% of the voting power of TAL Education Group as of March 31, 2021.
(2)	Mr. Yachao Liu is our chief operating officer who owned 4.1% of the common shares and 10.1% of the voting power of TAL Education Group as of March 31, 2021.
(3)	Mr. Yunfeng Bai is chairman of the Company’s board of directors and president who owned 0.9% of the common shares and 2.5% of voting power of TAL Education Group as of March 31, 2021.
(4)	Ten schools’ majority ownership are directly or indirectly held by Xueersi Education, and the remaining minority ownership are directly or indirectly held by Xueersi Network. For the other schools, Xueersi Education held either 100% or majority ownership for which the remaining minority ownership were held by third parties.

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

D.        Property, Plants and Equipment

Facilities

Our headquarters are located in Beijing, China. As of February 28, 2021, we leased approximately 434,750 square meters in Beijing, consisting of approximately 251,740 square meters of learning center and service center space and approximately 183,010 square meters of office space. As of February 28, 2021, we owned approximately 7,582 square meters of office space in Beijing.

In addition to our learning center and service center space and office space leased in Beijing, as of February 28, 2021, we leased an aggregate of approximately 1,636,430 square meters of learning center and service center space and an aggregate of approximately 437,300 square meters of office space in 108 other cities throughout China and three cities in other countries.

On March 19, 2019, we acquired land use rights of a parcel in Zhenjiang, Jiangsu for the construction of office building, at total cost of approximately RMB92 million for approximately 83,025 square meters. In December 2019, we entered into a contract at total cost of approximately RMB1,424 million for the development of office space in Zhenjiang, Jiangsu, covering approximately 222,730 square meters of construction area. As of February 28, 2021, RMB151 million had been paid. We expect to complete the construction in May 2022. We intend to fund the construction through cash on hand and bank financing. On December 19, 2019, we entered into a loan facilities agreement with a group of lenders pursuant to which we can draw down up to RMB1,800 million, provided that the proceeds be used in the construction of the building in Zhenjiang. As of February 28, 2021, we had not withdrawn any amount under the facilities.

On July 8, 2019, we acquired land use rights of a parcel in Beijing for the development of office space, at a total cost of approximately RMB1,360 million for approximately 28,600 square meters. In December 2019, we entered into a contract at total cost of approximately RMB920 million for the development of office space in Changping District, Beijing, as supplemented from time to time, covering approximately 127,670 square meters of construction area. As of February 28, 2021, RMB106 million had been paid. We expect to complete the construction in December 2022. We intend to fund the foregoing construction through cash on hand and/or bank financing.

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

A.        Operating Results

Overview

Our extensive network of learning centers and service centers has increased from 871 and 767, respectively, in the fiscal year ended February 29, 2020, to 1,098 and 990, respectively, in the fiscal year ended February 28, 2021. Our average student enrollments of normal priced long-term course per quarter increased by 54.4% from approximately 3.0 million in the fiscal year ended February 29, 2020 to approximately 4.7 million in the fiscal year ended February 28, 2021.

We have experienced significant growth in our business in recent years. Our total net revenues increased from $3,273.3 million in the fiscal year ended February 29, 2020 by 37.3% to $4,495.8 million in the fiscal year ended February 28, 2021. Net loss attributable to TAL Education Group was $110.2 million in the fiscal year ended February 29, 2020, compared to net loss attributable to TAL Education Group of $116.0 million in the fiscal year ended February 28, 2021.

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

In recent years, we have opened new learning centers to further penetrate our existing markets and enter new markets. The number of our learning centers grew from 871 in 70 cities as of February 29, 2020, to 1,098 in 110 cities as of February 28, 2021. We plan to open additional learning centers in these existing cities and explore opportunities to open learning centers in other targeted geographic markets in China in order to continue to attract new student enrollments.

In addition, in recent years we have significantly expanded our course offerings to cover new subjects and additional grade levels. In Beijing, we grew from primarily offering tutoring classes in mathematics to becoming a comprehensive after-school tutoring service provider, covering all core subjects in PRC school curricula at each grade level of the K-12 system. We initially offered only small-class tutoring services, and then added personalized premium services in 2007 and began offering online courses through www.xueersi.com in 2010. We also began offering “Dual-Teacher Classroom” courses in certain pilot city in 2015. Our expansion of courses and service offerings allows us to better attract new students with different needs and provides us greater cross-selling opportunities with respect to our existing students.

Our planned expansion may result in substantial demands on our management, operational, technological, and financial and other resources. To manage and support our growth, we must improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teachers and school management personnel as well as other administrative and sales and marketing personnel, particularly as we grow outside of our existing markets. We will continue to implement additional systems and measures and recruit qualified personnel in order to effectively manage and support our growth. If we cannot achieve these improvements, our financial condition and results of operations may be materially adversely affected.

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

Costs and Expenses

Our ability to maintain and increase profitability also depends on our ability to effectively control our costs and expenses. A significant component of our cost of revenues is compensation to our teachers. We offer competitive remunerations to our teachers in order to attract and retain top teaching talent. Fees and performance-linked bonuses to our teachers accounted for approximately 21.6%, 21.4% and 23.1% of our net revenues for the fiscal years ended February 28/29, 2019, 2020 and 2021, respectively. Another important component of our cost of revenues is rental expenses for our learning and service centers, which accounted for approximately 10.7%, 9.7% and 8.2% of our net revenues for the fiscal years ended February 28/29, 2019, 2020 and 2021, respectively. For the fiscal years ended February 28/29, 2019, 2020 and 2021, we incurred share-based compensation expenses representing approximately 3.0%, 3.6% and 4.6%, respectively, of our net revenues, and we expect to continue to incur share-based compensation expenses in the future.

Impact of COVID-19

Our results of operations for the fourth fiscal quarter ended February 29, 2020 was impacted by the outbreak of COVID-19 and the resulting precautionary measures with respect to our offline business, though the negative impact on our offline business was partially offset by the growth in student enrollments in online courses and related revenues for the quarter. Beginning in the first fiscal quarter of fiscal year 2021, we experienced continued recovery and growth, driven by online courses and despite the lingering pressure on our offline business. The COVID-19 outbreak may continue affect our business operations and its financial condition and operating results in the future, including but not limited to negative impact to our total revenues, fair value adjustments or impairment to our long-term investments and goodwill. See “Our business was materially adversely affected by the outbreak of COVID-19 and may be materially adversely affected by a similar outbreak in the future.”

Key Components of Results of Operations

Net Revenues

In the fiscal years ended February 28/29, 2019, 2020 and 2021, we generated total net revenues of $2,563.0 million, $3,273.3 million and $4,495.8 million, respectively. We derive substantially all of our revenues from tutoring services, including small-class offerings, personalized premium services and online course offerings. Revenues generated from our online course offerings through www.xueersi.com contributed 13.3%, 18.9% and 28.4% of our total net revenues in the fiscal years ended February 28/29, 2019, 2020 and 2021, respectively.

We generally collect course fees in advance, which we initially record as deferred revenues. We had deferred revenues in the amounts of $436.1 million, $781.0 million and $1,417.5 million, as of February 28/29, 2019, 2020 and 2021, respectively.

Cost of Revenues and Operating Expenses

The following table sets forth, for the periods indicated, our cost of revenues and operating expenses, in absolute amounts and as percentages of the total net revenues:

	For the Years Ended February 28/29,
	2019		2020		2021
	$	%	$	%	$	%

	(in thousands of $, except percentages)
Net revenues	$2,562,984	100.0	$3,273,308	100.0	$4,495,755	100.0
Total cost of revenues(1)	(1,164,454)	(45.4)	(1,468,569)	(44.9)	(2,048,561)	(45.6)
Operating expenses:
Selling and marketing(2)	(484,000)	(18.9)	(852,808)	(26.1)	(1,680,050)	(37.4)
General and administrative(3)	(579,672)	(22.6)	(794,957)	(24.3)	(1,117,324)	(24.9)
Impairment loss on intangible assets and goodwill	—	—	(28,998)	(0.9)	(107,535)	(2.4)
Total operating expenses	$(1,063,672)	(41.5)	(1,676,763)	(51.2)	(2,904,909)	(64.6)
(1)	Includes share-based compensation expenses of $0.7 million, $1.1 million and $1.8 million for the fiscal years ended February 28/29, 2019, 2020 and 2021, respectively.
(2)	Includes share-based compensation expenses of $10.5 million, $19.4 million and $56.6 million for the fiscal years ended February 28/29, 2019, 2020 and 2021, respectively.
(3)	Includes share-based compensation expenses of $66.1 million, $97.5 million and $146.5 million for the fiscal years ended February 28/29, 2019, 2020 and 2021, respectively.

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

Our selling and marketing expenses primarily consist of advertising expenses, compensation to our personnel involved in sales and marketing expenses relating to our marketing and branding promotion activities, rental and utilities expenses relating to selling and marketing functions and, to a lesser extent, depreciation and amortization of long-lived assets used in our selling and marketing activities. Our selling and marketing expenses as a percentage of net revenues was 18.9%, 26.1% and 37.4% for the fiscal years ended February 28/29, 2019, 2020 and 2021, respectively. Our selling and marketing expenses increased because of more marketing promotion activities to expand our customer base and brand enhancement, as well as a rise in the compensation to sales and marketing staff to support a greater number of programs and service offerings.

Our general and administrative expenses primarily consist of compensation paid to our management and administrative personnel, research and development expenses, costs of third-party professional services, rental and utilities expenses relating to office and administrative functions, and, to a lesser extent, depreciation and amortization of long-lived assets used in our administrative activities. Our general and administrative expenses as a percentage of our total net revenues was 22.6%, 24.3% and 24.9% for the fiscal years ended February 28/29, 2019, 2020 and 2021, respectively. We expect that our general and administrative expenses will continue to increase in the near term as we hire additional personnel and incur additional expenses in connection with the expansion of our business operations, in particular in connection with our online education initiatives and other new programs and service offerings, the enhancement of our internal controls, the establishment of our internal administrative and technological system and our financial and management control and the provisions of share-based compensation to our employees, as well as other expenses associated with our being a publicly traded company.

Impairment loss on intangible assets and goodwill was mainly due to the decline in reporting units’ fair value.

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

Hong Kong

Each of our Hong Kong subsidiaries are subject to a two-tiered income tax rate for taxable income earned in Hong Kong effectively since April 1, 2018. The first 2 million Hong Kong dollars of profits earned by a company are subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%. No provision for Hong Kong profits tax has been made in our consolidated financial statements, as these Hong Kong subsidiaries have no assessable income for the fiscal years ended February 28/29, 2019, 2020 and 2021.

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

Enterprises qualified as “Newly Established Software Enterprise” are entitled to an income tax exemption for two calendar years, followed by reduced income tax at a rate of 12.5% for three calendar years. If an enterprise qualified as “Newly Established Software Enterprise” is also entitled to other tax preferential policies in enterprise income tax, such enterprise shall elect only one tax preference among these tax preferential policies. Enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status. Enterprises qualified as “Key Software Enterprise” are entitled to a preferential tax rate of 0% or 10%.

The following preferential tax treatments are enjoyed by certain of our subsidiaries and Consolidated Affiliated Entities:

●	Yidu Huida qualified as a High and New Technology Enterprise from the calendar year of 2015 to the calendar year of 2020 and accordingly was entitled to the 15% preferential tax rate during the period. It is expected to be subject to an EIT rate of 15% as long as it maintains its status as an HNTE. Yidu Huida applied and was approved for Key Software Enterprise status for calendar year 2016, 2017 2018 and 2019, which entitled Yidu Huida at the preferential tax rate of 10%. Yidu Huida elected to adopt the 12.5% preferential tax rate in 2015, the 10% preferential tax rate from calendar year 2016 to 2019, and 15% for calendar year 2020 as a HNTE. For calendar year 2020, Yidu Huida applied for the qualification of Key Software Enterprise to enjoy the preferential tax rate of 10%. As of the date of this annual report, the filings are still being reviewed by the government authorities.
●	Beijing Xintang Sichuang was qualified as a Software Enterprise in 2013 and accordingly was entitled to an income tax exemption in 2013 and 2014 followed by reduced income tax at a rate of 12.5% from 2015 through 2017. Beijing Xintang Sichuang was also qualified as a High and New Technology Enterprise from the calendar year of 2017 to the calendar year of 2022 and accordingly is entitled to the 15% preferential tax rate during the period. Beijing Xintang Sichuang was also qualified as a Key Software Enterprise for calendar year 2018 and 2019, and accordingly was entitled to 10% preferential tax rate. Beijing Xintang Sichuang elected to adopt the 12.5% preferential tax rate in 2017, the 10% preferential tax rate in 2018 and 2019, and 15% for calendar year 2020 as a HNTE. For calendar year 2020, Beijing Xintang Sichuang applied for the qualification of Key Software Enterprise to enjoy the preferential tax rate of 10%. As of the date of this annual report, the filings are still being reviewed by the government authorities.
●	Xueersi Education was qualified as a “High and New Technology Enterprise” from 2012 to 2016 and accordingly enjoyed the 15% preferential tax rate during the period. Its tax preference discontinued since January 2017.
●	TAL Beijing was qualified as a “High and New Technology Enterprise” from 2014 to 2016 and it maintained the qualification from the calendar year of 2017 to the calendar year of 2022, and as a result it continued to enjoy the 15% preferential tax rate during the period. TAL Beijing was also qualified as a Key Software Enterprise for calendar year 2018 and 2019, and accordingly was entitled to 10% preferential tax rate. TAL Beijing elected to adopt the 10% preferential tax rate in 2018 and 2019, and 15% for calendar year 2020 as a HNTE. For calendar year 2020, TAL Beijing applied for the qualification of Key Software Enterprise to enjoy the preferential tax rate of 10%. As of the date of this annual report, the filings are still being reviewed by the government authorities.
●	Yinghe Youshi was qualified as a “High and New Technology Enterprise” from 2016 to 2018 and it maintained the qualification for the calendar year of 2019 through 2021, and as a result it continued to enjoy the 15% preferential tax rate during the period.
●	Beijing Yizhen Xuesi was qualified as a Software Enterprise in 2017 and accordingly was entitled to an income tax exemption in 2017 and 2018 followed by reduced income tax at a rate of 12.5% from 2019 through 2021. For calendar year 2020, Yizhen Xuesi applied for the qualification of a special term of Key Software Enterprise to enjoy the preferential tax rate of 0% for the first five years upon the first profitable year and 10% for the years beyond, which is still subject to the review by the government authorities.
●	Beijing Lebai Information Consulting Co., Ltd. was qualified as “Newly Established Software Enterprise” in calendar year 2018 and therefore it was entitled to a two-year income tax exemption and a further reduction to 12.5% from calendar years 2020 through 2022.

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

With respect to all of our PRC entities for the period immediately prior to the implementation of the VAT reform program, revenues from our services are subject to a 5% or 3% PRC business tax. After implementation of the VAT reform program, revenues from our services are mainly subject to a 6% or 3% PRC VAT. Since January 2020, in accordance with the Announcement on Tax Policies to Support Prevention and Control of Pneumonia Caused by Novel Coronavirus Infection issued by Ministry of Finance and SAT, or the Cai Shui [2020] No.8, due to the COVID-19 virus, the VAT from providing daily life services will be exempted starting on January 1, 2020 until December 31, 2020. In March 17, 2021, the SAT promulgated Announcement on Continued Implementation of Some Preferential Tax/Fee Policies for Responding to the COVID-19 Epidemic, or Circular 7, which extended the aforementioned articles of Cai Shui [2020] No.8, and the VAT exemption from providing daily life services has been extended to March 31, 2021.

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

Determining whether TAL Beijing and Lebai Information are the primary beneficiaries requires a careful evaluation of the facts and circumstances, including whether the VIE Contractual Arrangements are substantive under the applicable legal and financial reporting frameworks, i.e., PRC law and U.S. GAAP. We continually review our corporate governance arrangements to ensure that the VIE Contractual Arrangements are indeed substantive.

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

Upon execution of the Deed, despite his ownership of and as long as he holds a majority voting interest, whether legally or beneficially, and directly or indirectly, in the Company, Mr. Bangxin Zhang will (1) not be permitted to requisition or call a meeting of shareholders or propose a shareholders resolution to appoint or remove a director, (2) in relation to any shareholder approvals to appoint or remove a director, only be permitted to exercise up to the number of votes equal to the total aggregate number of votes of the then total issued and outstanding shares of the Company held by all members of the Company, other than shares which are owned, whether legally or beneficially, and directly or indirectly by Mr. Bangxin Zhang, less one vote and (3) in relation to shareholders’ or board of directors’ consideration or approval of any matter related to the Deed, Mr. Bangxin Zhang cannot exercise his voting power. The terms of the Deed prevent Mr. Bangxin Zhang from controlling the rights of the Company as it relates to the contractual agreements, and accordingly, the Company retains a controlling financial interest in the VIEs and would consolidate them as the VIEs’ primary beneficiary.

See the consolidated financial statements Note 1 for the presentation of our condensed financial information of the VIEs and VIEs’ subsidiaries and schools, after elimination of intercompany balances and transactions.

Revenue recognition

On March 1, 2018, we adopted Revenue from Contracts with Customers, or Topic 606, applying the modified retrospective method to all contracts that were not completed as of March 1, 2018.

Revenue is recognized when control of promised goods or services is transferred to the customers in an amount of consideration to which we expect to be entitled to in exchange for those goods or services. We follow the five steps approach for revenue recognition under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy a performance obligation.

The primary sources of our revenues are as follows:

(a)Small class tutoring services, personalized premium services and others

Small class tutoring services primarily consist of Xueersi Peiyou small class, Firstleap and Mobby. Personalized premium services are referring to Izhikang after-school one-on-one tutoring services. Each contract of small class tutoring service or personalized premium service is accounted for as a single performance obligation which is satisfied proportionately over the service period. Tuition fee is generally collected in advance and is initially recorded as deferred revenue. Tuition revenue is recognized proportionately as the tutoring sessions are delivered.

Generally, for small class tutoring services we offer refunds for any remaining classes to students who decide to withdraw from a course. The refund is equal to and limited to the amount related to the undelivered classes. For personalized premium services, a student can withdraw at any time and receive a refund equal to and limited to the amount related to the undelivered classes. Historically, we have not had material refunds.

We distribute coupons to attract both existing and prospective students to enroll in our courses. The coupon has fixed dollar amounts and can only be used against future courses. The coupon is not considered a material right to the customer and accounted for as a reduction of transaction price of the service contract.

Other revenues are primarily derived from one-on-one online tutoring services for children, artificial intelligence (“AI”) interactive courses provided on the Group’s online platforms, and books related to preschool and K-12 education. Revenue is recognized when control of promised goods or services is transferred to our customers in an amount of consideration to which we expect to be entitled to in exchange for those goods or services.

(b)	Online education services through www.xueersi.com

We provide online education services, including live class and pre-recorded course content, to our students through www.xueersi.com. Students enroll for online courses through www.xueersi.com by the use of prepaid study cards or payment to our online accounts. Each contract of the online education service is accounted for as single performance obligation which is satisfied ratably over the service period. The proceeds collected are initially recorded as deferred revenue. For live class courses, revenues are recognized proportionately as the tutoring sessions are delivered. For pre-recorded course content, revenues are recognized on a straight-line basis over the subscription period from the date in which the students activate the courses to the date in which the subscribed courses end. Refunds are provided to the students who decide to withdraw from the subscribed courses within the course offer period and a proportional refund is based on the percentage of untaken courses to the total courses purchased. Historically, we have not experienced material refunds.

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

Where in a business combination, the noncontrolling shareholder received a put option to sell its entire noncontrolling interest of the acquiree to us at the price stipulated by the contract when option is exercised, the noncontrolling interest has been recorded as a redeemable noncontrolling interest presented in the mezzanine equity section of the consolidated balance sheets.

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

Under ASU 2017-04, we perform our annual impairment test by comparing the fair value of a reporting unit with its carrying amount. We should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

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

Long-term investments

Our long-term investments include equity securities without readily determinable fair values, equity securities with readily determinable fair values, equity method investments, available-for-sale investments, fair value option investment and held-to-maturity investments.

Equity securities without readily determinable fair values

We adopted ASC Topic 321, Investments-Equity Securities, or ASC 321, on March 1, 2018. Under ASC 321, for equity securities without readily determinable fair value that qualify for the practical expedient to estimate fair value using net asset value per share, we estimate the fair value using net asset value per share. For other equity securities without readily determinable fair value, we elected to use the measurement alternative to measure those investments at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer.

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

Available-for-sale investments

For investments in investees’ shares which are determined to be debt securities, we account for them as available-for-sale investments when they are not classified as either trading or held-to-maturity investments. Available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income as a component of shareholders’ equity. Declines in the fair value of individual available-for-sale investments below their amortized cost due to credit-related factors are recognized as an allowance for credit losses, whereas if declines in the fair value is not due to credit-related factors, the loss is recorded in other comprehensive income (loss).

Fair value option investments

We elected the fair value option to account for certain investment whereby the change in fair value is recognized in the consolidated statements of operations.

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

Share-Based Compensation

Share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument and recognized as compensation expense on a straight-line basis over the requisite service period, with a corresponding impact reflected in additional paid-in capital. For share-based awards granted with performance condition, the compensation cost is recognized when it is probable that the performance condition will be achieved. We reassess the probability of achieving the performance condition at the end of each reporting date and record a cumulative catch-up adjustment for any changes to its assessment. Forfeitures are recognized as they occur. Liability-classified awards are remeasured at their fair-value-based measurement as of each reporting date until settlement.

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

We determine if an arrangement is a lease or contains a lease at lease inception. Operating leases are required to record in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. We have elected the package of practical expedients, which allows us not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. We also elected the practical expedient not to separate lease and non-lease components of contracts. Lastly, for lease assets other than real estate, such as printing machine and electronic appliances, we elected the short-term lease exemption as their lease terms are 12 months or less.

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

	For the Years Ended February 28/29,
	2019		2020		2021
	$	%	$	%	$	%

	(in thousands of $, except percentages)
Net revenues	$2,562,984	100.0%	$3,273,308	100.0%	$4,495,755	100.0%
Cost of revenues(1)	(1,164,454)	(45.4)	(1,468,569)	(44.9)	(2,048,561)	(45.6)
Gross profit	1,398,530	54.6	1,804,739	55.1	2,447,194	54.4
Operating expenses
Selling and marketing(2)	(484,000)	(18.9)	(852,808)	(26.1)	(1,680,050)	(37.3)
General and administrative(3)	(579,672)	(22.6)	(794,957)	(24.3)	(1,117,324)	(24.9)
Impairment loss on intangible assets and goodwill	—	—	(28,998)	(0.9)	(107,535)	(2.4)
Total operating expenses	(1,063,672)	(41.5)	(1,676,763)	(51.2)	(2,904,909)	(64.6)
Government subsidies	6,724	0.3	9,467	0.3	19,491	0.4
Income/(loss) from operations	341,582	13.4	137,443	4.2	(438,224)	(9.8)
Interest income	59,614	2.3	72,991	2.2	114,232	2.5
Interest expense	(17,628)	(0.7)	(11,820)	(0.4)	(16,946)	(0.4)
Other income/(expense)	131,727	5.1	(95,297)	(2.9)	140,878	3.1
Impairment loss on long-term investments	(58,091)	(2.3)	(153,970)	(4.7)	(24,563)	(0.6)
Income /(loss) before income tax (expense)/benefit and (loss)/income from equity method investments	457,204	17.8	(50,653)	(1.5)	(224,623)	(5.2)
Income tax (expense)/benefit	(76,504)	(3.0)	(69,328)	(2.1)	69,897	1.6
(Loss)/income from equity method investments	(16,186)	(0.6)	(7,670)	(0.2)	11,676	0.3
Net income/(loss)	364,514	14.2	(127,651)	(3.9)	(143,050)	(3.3)
Add: Net loss attributable to noncontrolling interest	2,722	0.1	17,456	0.5	27,060	0.6
Net income/(loss) attributable to TAL Education Group	$367,236	14.3	$(110,195)	(3.4)	$(115,990)	(2.7)
(1)	Includes share-based compensation expenses of $0.7 million, $1.1 million and $1.8 million for the fiscal years ended February 28/29, 2019, 2020 and 2021, respectively.
(2)	Includes share-based compensation expenses of $10.5 million, $19.4 million and $56.6 million for the fiscal years ended February 28/29, 2019, 2020 and 2021, respectively.
(3)	Includes share-based compensation expenses of $66.1 million, $97.5 million and $146.5 million for the fiscal years ended February 28/29, 2019, 2020 and 2021, respectively.

Fiscal Year Ended February 28, 2021 Compared to Fiscal Year Ended February 29, 2020

Net Revenues

Our total net revenues increased by 37.3% to $4,495.8 million for the fiscal year ended February 28, 2021 from $3,273.3 million for the fiscal year ended February 29, 2020. The increase was mainly driven by the growth in average student enrollments of normal priced long-term courses. The increase in average student enrollments of normal priced long-term courses was driven primarily by the growth of enrollments in the small class offerings and online courses.

Cost of Revenues

Our cost of revenues increased by 39.5% to $2,048.6 million for the fiscal year ended February 28, 2021 from $1,468.6 million for the fiscal year ended February 29, 2020. This increase was largely due to the increase in teaching fees and performance-linked bonuses to our teachers, and rental costs for our learning centers and service centers and costs of learning materials. The increase of teaching fees and performance-linked bonuses was primarily due to the increase in the number of our full-time teachers from 27,500 for the fiscal year ended February 29, 2020 to 44,849 for the fiscal year ended February 28, 2021. The increase of rental costs for our facilities was primarily due to the increase in the leased space of learning centers and service centers from approximately 1,693,655 square meters as of February 29, 2020 to approximately 1,888,170 square meters as of February 28, 2021. Cost of revenues for the fiscal year ended February 28, 2021 included $1.8 million in share-based compensation expenses, as compared to $1.1 million for the fiscal year ended February 29, 2020.

Operating Expenses

Our operating expenses increased by 73.2% to $2,904.9 million for the fiscal year ended February 28, 2021 from $1,676.8 million for the fiscal year ended February 29, 2020. This increase primarily resulted from increases in both our selling and marketing expenses and general and administrative expenses.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 97.0% to $1,680.1 million for the fiscal year ended February 28, 2021 from $852.8 million for the fiscal year ended February 29, 2020. This increase was primarily a result of more marketing promotion activities to expand our customer base and for brand enhancement, as well as a rise in the compensation to sales and marketing staff to support a greater number of programs and service offerings. Selling and marketing expenses for the fiscal year ended February 28, 2021 also included $56.6 million in share-based compensation expenses, as compared to $19.4 million for the fiscal year ended February 29, 2020.

General and Administrative Expenses. Our general and administrative expenses increased by 40.6% to $1,117.3 million for the fiscal year ended February 28, 2021 from $795.0 million for the fiscal year ended February 29, 2020. This increase was primarily due to an increase of the number of our general and administrative personnel and a rise in compensation to our general and administrative personnel. General and administrative expenses for the fiscal year ended February 28, 2021 included $146.5 million in share-based compensation expenses, as compared to $97.5 million for the fiscal year ended February 29, 2020.

Impairment loss on intangible assets and goodwill was $107.5 million for the fiscal year ended February 28, 2021, compared to US$29.0 million for the fiscal year ended February 29, 2020. Impairment loss on intangible assets and goodwill was due to the decline in reporting units’ fair value.

Government Subsidies

We received government subsidies related to government sponsored projects and recorded such government subsidies as a liability when such government subsidies were received and recorded it as other operating income when there was no further performance obligation. We received government subsidies of $20.3 million for the fiscal year ended February 28, 2021, compared to $9.5 million for the fiscal year ended February 29, 2020. We recorded $19.5 million and $9.5 million government subsidies as other operating income for the fiscal years ended February 28/29, 2021 and 2020, respectively.

Interest Income

We had interest income of $114.2 million for the fiscal year ended February 28, 2021, compared to $73.0 million for the fiscal year ended February 29, 2020. Our interest income in both fiscal years consisted primarily of interest earned from our cash and cash equivalents and short-term investments.

Other income/(expense)

We recorded other income of $140.9 million for the fiscal year ended February 28, 2021, primarily consisting of the value-added tax and social security expense exemption offered by the government during the COVID-19 outbreak. Other expense was $95.3 million for the fiscal year ended February 29, 2020, mainly related to loss from the fair value change of an equity security with readily determinable fair value.

Impairment loss on long-term investments

We incurred $24.6 million of impairment loss on long-term investments for fiscal year ended February 28, 2021, compared to $154.0 million for the fiscal year ended February 29, 2020. Impairment loss on long-term investments was due to declines in the value of long-term investments in several investees.

Income tax (expense)/benefit

We had $69.9 million of income tax benefit for the fiscal year ended February 28, 2021, compared to $69.3 million of income tax expense for the fiscal year ended February 29, 2020.

Net Income/(loss)

As a result of the foregoing, net loss was $143.1 million for fiscal year ended February 28, 2021, compared to net loss of $127.7 million for the fiscal year ended February 29, 2020.

Fiscal Year Ended February 29, 2020 Compared to Fiscal Year Ended February 28, 2019

Net Revenues

Our total net revenues increased by 27.7% to $3,273.3 million for the fiscal year ended February 29, 2020 from $2,563.0 million for the fiscal year ended February 28, 2019. The increase was mainly driven by the growth in average student enrollments of normal priced long-term courses. The increase in average student enrollments of normal priced long-term courses was driven primarily by the growth of enrollments in the small class offerings and online courses.

Cost of Revenues

Our cost of revenues increased by 26.1% to $1,468.6 million for the fiscal year ended February 29, 2020 from $1,164.5 million for the fiscal year ended February 28, 2019. This increase was largely due to the increase in teaching fees and performance-linked bonuses to our teachers, and rental costs for our learning centers and service centers and costs of learning materials. The increase of teaching fees and performance-linked bonuses was primarily due to the increase in the number of our full-time teachers from 21,387 for the fiscal year ended February 28, 2019 to 27,500 for the fiscal year ended February 29, 2020. The increase of rental costs for our facilities was primarily due to the increase in the leased space of learning centers and service centers from approximately 1,351,000 square meters as of February 28, 2019 to approximately 1,693,655 square meters as of February 29, 2020. Cost of revenues for the fiscal year ended February 29, 2020 included $1.1 million in share-based compensation expenses, as compared to $0.7 million for the fiscal year ended February 28, 2019.

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

Inflation

According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index in China for February 2019, 2020 and 2021 were increases of 1.5%, 5.2% and a decrease of 0.2%, respectively. Inflation has had some impact on our operations in recent years, in the form of higher salaries for our teachers and other staff and higher rental payments for certain of the office space and service center and learning center space we lease. We can provide no assurance that we will not continue to be affected in the future by higher rates of inflation in China, or that we will be able to adjust our tuition rates to mitigate the impact of inflation on our results of operations.

Recent Accounting Pronouncements

A list of recent accounting pronouncements that are relevant to us is included in note 2 to our consolidated financial statements, which are included in this annual report.

B.       Liquidity and Capital Resources

Cash Flows and Working Capital

In recent years, we have financed our operations and the expansion of our business primarily through cash flows from operations, proceeds from our various private placements of our common shares, offering or private placement of convertible notes, the term and revolving credit facilities we entered into in June 2016 and February 2019 and a construction loan facility we entered into December 2019. As of February 28, 2021, we had $3,243.0 million in cash and cash equivalents, $1,775.0 million in restricted cash, $2,694.6 million in short-term investments. The total outstanding balance of our current portion of long-term debt and bond payable as of February 28, 2021 amounted to $270.0 million and $2,300 million, respectively. Our cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments that are placed with banks and other financial institutions and which are either unrestricted as to withdrawal or use, or have remaining maturities of three months or less when purchased. Our restricted cash mainly represents security deposits held in designated bank accounts for future transactions, deposits required by PRC government authorities for establishing new schools and subsidiaries and deposits in connection with the term and revolving facilities agreement. The short-term investments primarily consist of wealth management products with variable interest rates with original maturity of less than one year and more than three months.

The following table sets forth a summary of our cash and cash equivalents, restricted cash and short-term investments inside and outside China as of February 28, 2021.

	Cash, cash	Cash, cash	Total
	equivalents	equivalents	Cash, cash
	and	and	equivalents		Short-term
	restricted	restricted	and	Short-term	investments	Total
	cash in	cash in other	restricted	investments	in other	short-term
	RMB	currencies	cash	in RMB	currencies	investments

	(in thousands)
Entities outside China	83,174	3,250,801	3,333,975	—	2,113,164	2,113,164
VIEs in China	842,005	130	842,135	—	—	—
Non-VIEs in China	829,331	12,543	841,874	546,341	35,050	581,391
Entities inside China	1,671,336	12,673	1,684,009	546,341	35,050	581,391
Total	1,754,510	3,263,474	5,017,984	546,341	2,148,214	2,694,555

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

On February 1, 2019, we signed a 3-year $600 million term and revolving facilities agreement with a group of arrangers led by Deutsche Bank AG, Singapore Branch. The facilities, a $270 million 3-year bullet maturity term loan and a $330 million 3-year revolving facility, are priced at 175 basis points over LIBOR. As of February 28, 2021, the Company had drawn down $270 million three-year bullet maturity term loan under the facility commitment. In March 2021, the Company repaid the drawn down amount and terminated the facility.

On December 19, 2019 we, through our consolidated affiliated entities in the PRC, entered into a loan facilities agreement with a group of lenders pursuant to which we can draw down up to RMB1,800 million, provided that the proceeds be used in our construction project in Zhenjiang, Jiangsu. The facilities have a term of eight years and an effective drawdown period of three years. The land and the constructions thereon are collaterals to the loan facilities. As of February 28, 2021, we had not made any draw down of the loan under the facilities agreement.

In January 2021, we issued certain convertible notes for a total proceed of approximately US$2.3 billion to a group of investors. The convertible notes bear an interest of 0.50% per annum, mature on February 1, 2026, and be convertible into American depositary shares at the holder’s option.

We believe that our current cash, cash equivalents, restricted cash and short-term investments and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs to support our organic growth, including our cash needs for working capital and capital expenditures, for at least the next 12 months. However, we may need additional cash resources in the future if we experience changed business conditions or other developments or if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that our cash requirements exceed our cash on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity securities could cause dilution to our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. In addition, there can be no assurance that when we need additional cash resources, financing will be available to us on commercially acceptable terms and amount, or at all.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Years Ended February 28/29,
	2019	2020	2021

	(in thousands of $)
Net cash provided by operating activities	$194,361	$855,850	$954,732
Net cash used in investing activities	(166,584)	(338,815)	(2,641,469)
Net cash provided by financing activities	475,019	131,231	4,794,813
Effect of exchange rate changes	33,208	3,218	(5,277)
Net increase in cash and cash equivalents and restricted cash	536,004	651,484	3,102,799
Cash, cash equivalents and restricted cash at the beginning of the period	727,697	1,263,701	1,915,185
Cash, cash equivalents and restricted cash at end of the period	$1,263,701	$1,915,185	$5,017,984

Operating Activities

Net cash provided by operating activities amounted to $954.7 million in the fiscal year ended February 28, 2021, as compared to $855.9 million in the fiscal year ended February 29, 2020. Net cash provided by operating activities in the fiscal year ended February 28, 2021 reflected net loss of $143.1 million, adjusted by non-cash expenses and gain, mainly including depreciation of property and equipment of $137.0 million, share-based compensation expenses of $204.9 million, impairment loss on operating assets, intangible assets and goodwill of $154.7 million, and changes in working capital mainly including an increase in deferred revenues of $529.2 million, and an increase in accrued expenses and other current liabilities of $283.1 million.

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

Investing Activities

Net cash used in investing activities amounted to $2,641.5 million in the fiscal year ended February 28, 2021, as compared to $338.8 million in the fiscal year ended February 29, 2020. Net cash used in investing activities in the fiscal year ended February 28, 2021 primarily related to purchase of short-term investments of $2,534.7 million and purchase of property and equipment of $245.1 million, partially offset by proceeds from maturity of short-term investment of $207.6 million.

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

Financing Activities

Net cash provided by financing activities amounted to $4,794.8 million in the fiscal year ended February 28, 2021, as compared to $131.2 million in the fiscal year ended February 29, 2020. Net cash provided by financing activities in the fiscal year ended February 28, 2021 was attributable to the proceeds of $2,300 million from issuance of convertible bond and the proceeds of $2,500 million from private placement.

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

Holding Company Structure

Overview

We are a holding company with no material operations of our own. Substantially all of our education business in China is conducted through the VIE Contractual Arrangements. See “Item 4. Information on the Company—B. Business Overview—Organizational Structure—VIE Contractual Arrangements.” In the fiscal years ended February 28/29, 2019, 2020 and 2021, our Consolidated Affiliated Entities contributed 93.9%, 93.4% and 94.4%, respectively, of our total net revenues.

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

Dividend Distributions

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends upon dividends and other distributions paid to us by our PRC subsidiaries. The amount of dividends paid by our PRC subsidiaries to us primarily depends on the service fees paid to our PRC subsidiaries from our Consolidated Affiliated Entities, and, to a lesser degree, our PRC subsidiaries’ retained earnings. In the fiscal years ended February 28/29, 2019, 2020 and 2021, TAL Beijing, Lebai Information and their designated PRC subsidiaries collectively charged $657.0 million, $726.7 million and $1,123.5 million in service fees, respectively, to our Consolidated Affiliated Entities. The Consolidated Affiliated Entities collectively paid $589.3 million, $776.3 million and $784.4 million in service fees to TAL Beijing, Lebai Information and its designated PRC subsidiaries in the fiscal years ended February 28/29, 2019, 2020 and 2021, respectively. As of February 28/29, 2019, 2020 and 2021, the balance of the amount payable for the fees was $128.0 million, $78.4 million and $417.5 million, respectively.

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

Pursuant to the VIE Contractual Arrangements, the earnings and cash of each of our VIEs (including dividends received from their respective subsidiaries and schools) are used to pay service fees in RMB to TAL Beijing or Lebai Information or its designated affiliates, as applicable, in the manner and amount set forth in the VIE Contractual Arrangements. After paying the applicable withholding taxes, making appropriations for its statutory reserve requirement and retaining any profits from accumulated profits, the remaining net profits of TAL Beijing and its designated affiliates would be available for distribution to TAL Hong Kong, and the remaining net profits of Lebai Information and its designated affiliates would be available for distribution to Firstleap Education (HK) Limited then to Firstleap Education, and from TAL Hong Kong and Firstleap Education to our company. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-Dividends we receive from our operating subsidiaries located in China may be subject to PRC withholding tax.” and “Item 5. Operating Results-Taxation-PRC” for detailed discussions on withholding taxes; and see “Item 4. Information on the Company-B. Business Overview-PRC Regulation-Regulations on Dividend Distribution” for a detailed discussion on statutory reserve requirement. As of February 28, 2021, the net assets of our PRC subsidiaries and Consolidated Affiliated Entities which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate $790.5 million, and the net assets of our PRC subsidiaries and Consolidated Affiliated Entities which were unrestricted and thus available for distribution was in aggregate $2,584.0 million.

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

Capital Expenditures

For the fiscal years 2019 to 2021, our primary capital expenditures were mainly related to purchase of land use rights, leasehold improvements, construction projects costs and purchase of servers, computers, network equipment, and software systems. Our capital expenditures were $353.3 million, $187.5 million and $245.0 million for the fiscal years ended February 28/29, 2019, 2020 and 2021, respectively, representing 13.8%, 5.7% and 5.4% of our total net revenues for such years, respectively. See “Item 4. Information on the Company-C. Property, Plants and Equipment” for more information.

C.       Research and Development, Patents, and Licenses, etc.

Our competitive advantages in the PRC after-school tutoring service market is supported by our up-to-date technology platform, our strong in-house ability in developing curricular and course materials, and a range of our intellectual property rights. In addition, we operate www.jzb.com (formerly www.eduu.com), a leading online education platform in China. The website serves as a gateway to our online courses, primarily offered through our website www.xueersi.com, and other websites dedicated to specific topics and offerings. We also offer select educational content through mobile applications. Our online platform facilitates direct and frequent communications with and among our existing and prospective students, which forms an important part of our efforts to provide a supportive learning environment to our students and support our overall sales and marketing activities. For detailed information about our online course offerings, see “Item 4. Information on the Company—B. Business Overview—Our Tutoring Services—Online Courses.” We have a strong in-house team responsible for developing, updating and improving our curricula and course materials, and substantially all of our education content for our non-English subject areas is developed in-house. See “Item 4. Information on the Company—B. Business Overview—Our Curricula and Course Materials” for detailed information. Our online platform, course contents and our other intellectual property rights are protected by a combination of PRC laws and regulations that protect trademarks, copyrights, domain names, know-how and trade secrets, as well as confidentiality agreements. For more information about our brands and intellectual property rights, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.       Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended February 28, 2021 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.       Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of February 28, 2021:

	Payment due by period
		Less than			More than
	Total	1 year	1‑3 years	3‑5 years	5 years

	(in thousand) $
Lease property management fee obligations(1)	134,737	30,372	55,507	30,194	18,664
Purchase of property and equipment obligations	502,799	306,691	196,108	—	—
Acquisitions and investments obligations(2)	12,895	7,520	5,375	—	—
Long-term debt obligations	2,570,000	270,000	—	2,300,000	—
Other commitment(3)	56,542	11,500	23,000	22,042	—
Total	3,276,973	626,083	279,990	2,352,236	18,664
(1)	Represents our non-cancelable agreements for property management fees in relation to leases for our offices, learning centers and service centers.
(2)	Represents obligations in connection with several investments and acquisitions as of February 28, 2021.
(3)	Represents interests to be paid for convertible bond issued in January 2021.

G.       Safe Harbor

See “Forward Looking Statements” on page 2 of this annual report.

Item 6.    Directors, Senior Management and Employees

A.       Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yunfeng Bai	39	Chairman of the Board of Directors and President
Bangxin Zhang	40	Director and Chief Executive Officer
Yachao Liu	39	Chief Operating Officer
Jane Jie Sun	52	Independent Director
Kaifu Zhang	36	Independent Director
Weiru Chen	50	Independent Director
Rong Luo	39	Chief Financial Officer
Mi Tian	38	Chief Technology Officer

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

Weiru Chen has served as our independent director since June 2015. Mr. Chen has served as an associate professor at China Europe International Business School (CEIBS) since July 2011, and in-between he served as a chief strategic officer of China Smart Logistic Network from August 2017 to February 2019. Prior to joining CEIBS, he served as assistant professor of strategy at INSEAD Business School from 2003 to 2011. Mr. Chen’s research is centered on firms’ technological search behaviors, strategic dynamics, and across-boarder business model transfer. Mr. Chen has also served as an independent director of several public companies, including Dian Diagnostics Group (SHE: 300244) since August 2017, Country Garden Services Holdings Company Limited (SEHK: 6098) since February 2018, Fangdd Network Group Ltd. (Nasdaq: DUO) since November 2019 and BlueCity Holdings Limited (Nasdaq: BLCT) since December 2020. Mr. Chen received a Ph.D. in Management from Purdue University in 2003.

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

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and for half a year following the last date of employment. Specifically, each executive officer has agreed not to:

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

B.       Compensation

For the fiscal year ended February 28, 2021, the aggregate cash compensation we paid to our executive officers as a group was approximately $2.0 million. We do not pay our non-executive directors in cash for their services on our board. For the fiscal year ended February 28, 2021, we granted 28,500 non-vested restricted Class A common shares and 24,000 share options to purchase 24,000 Class A common shares to our executive officers and non-executive directors. For the fiscal year ended February 28, 2021, we recognized a total share-based compensation expense of $6.1 million for our executive officers and non-executive directors. See “—Share Incentive Plan.”

Starting from January 2015, we offer a housing benefit plan to employees who have been employed by us for three years or more and meet certain performance standard. Under this benefit plan, we offer eligible participants interest-free loans for purposes of home purchases. Each loan has a term of four years and must be repaid by equal annual installments.

2010 Share Incentive Plan

In June 2010, we adopted our 2010 Share Incentive Plan in order to attract and retain the qualified personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The plan permits the grant of options to purchase our Class A common shares, restricted shares, restricted share units, share appreciation rights, dividend equivalent rights and other instruments as deemed appropriate by the administrator under the plan. In August 2013, we amended and restated the 2010 Share Incentive Plan, or the 2010 Plan. Pursuant to the amended and restated 2010 Share Incentive Plan, the maximum aggregate number of Class A common shares that may be issued pursuant to all awards under our share incentive plan is equal to five percent (5%) of the total issued and outstanding shares as of the date when the amended and restated 2010 Share Incentive Plan became effective; provided that, the shares reserved shall be increased automatically if and whenever the unissued shares reserved accounts for less than one percent (1%) of the total then issued and outstanding shares, as a result of which increase the shares unissued and reserved in the Award Pool immediately after each such increase shall equal to five percent (5%) of the then issued and outstanding shares. The 2010 Plan ceased to be used for grants of future awards upon the effectiveness of the 2020 Plan.

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

2020 Share Incentive Plan

In June 2020, we adopted our 2020 Share Incentive Plan, or the 2020 Plan, in order to motivate, attract and retain the qualified personnel, provide additional incentives to employees, directors and consultants and promote the success and enhance the value of our business. The plan permits the grant of options to purchase our Class A common shares, restricted shares, restricted share units and other instruments as deemed appropriate by the administrator under the plan. Pursuant to the 2020 Plan, the maximum aggregate number of shares that may be issued pursuant to all awards (including incentive share options) (the “Award Pool”) is initially five percent (5%) of our total issued and outstanding shares as of the effective date of the 2020 Plan, provided that (A) the Award Pool shall be increased automatically if and whenever the number of shares that may be issued pursuant to ungranted awards pursuant to the 2020 Plan (the “Ungranted Portion”) accounts for less than one percent (1%) of the then total issued and outstanding shares of our company, so that for each automatic increase, the Ungranted Portion immediately after such increase shall equal five percent (5%) of the then total issued and outstanding shares of our company, and (B) the size of the Award Pool shall be equitably adjusted in the event of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, consolidation or similar transactions.

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

As of March 31, 2021, 8,902,881 non-vested restricted Class A common shares and 538,583 share options to purchase 538,583 Class A common shares under the 2010 Plan and the 2020 Plan previously granted to our employees and directors are outstanding. The following table summarizes, as of March 31, 2021, the share options and non-vested restricted shares granted and outstanding under our share incentive plan to our directors and executive officers and to other individuals as a group.

	Number of Class A
	Common Shares
	Underlying Share		Exercise
	Options and Class A		Price ($per
Name	Restricted Shares		share)	Date of Grant	Date of Expiration
Yunfeng Bai	*	(1)	—	October 25, 2013 / March 1, 2014/October 11, 2018	13 years from the date of the grant
Yachao Liu	*	(1)	—	October 25, 2013 / March 1, 2014/October 11, 2018	13 years from the date of the grant
Jane Jie Sun	*	(1)	—	January 26, 2018 / October 26, 2018	10 years from the date of the grant
Kaifu Zhang	*	(1)	—	October 26, 2018	10 years from the date of the grant
Weiru Chen	*	(1)	—	October 26, 2018	10 years from the date of the grant
Rong Luo	*	(1)	—	October 26, 2014 / April 26, 2015 / October 11, 2018	14 years from the date of the grant
	*	(2)	$16.1	April 26, 2015	10 years from the date of the grant
Mi Tian	*	(1)	—	July 26, 2019 / September 30, 2020	10 years from the date of the grant
	*	(2)	From $81.0 to $221.4	July 26, 2019 / September 30, 2020	10 years from the date of the grant
Other individuals as a group	7,935,931	(1)	—	—	10 or 13 years from the date of the grant
	474,583	(2)	from $14.5 to $239.0	—	10 or 12 years from the date of the grant

Notes:

*Less than 1% of the outstanding common shares.

(1)	Non-vested restricted shares.
(2)	Share options.

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

Terms of Directors and Executive Officers

Our officers are elected by and serve at the discretion of our board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution passed at a shareholder meeting, or in the absence of a shareholder meeting by a unanimous written resolution of our shareholders. In addition, the office of a director will be vacated if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to our company; or (iv) without special leave of absence from our board, is absent from three consecutive meetings of our board, and our board resolves that his office be vacated.

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

D.       Employees

We had 34,733, 45,271 and 70,914 full-time employees as of February 28/29, 2019, 2020 and 2021, respectively. Of our total number of full-time employees as of February 28, 2021, 23,348 were located in Beijing, and 47,566 in other places in China and other countries.

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

E.       Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares (including shares represented by our ADSs), as of March 31, 2021, by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our common shares.

	Shares Beneficially Owned
			% of Voting
	Number(1)	%(2)	Power(3)
Directors and Executive Officers:
Yunfeng Bai(4)	2,036,103	*	2.5%
Bangxin Zhang(5)	56,788,704	26.4%	69.5%
Yachao Liu(6)	8,812,500	4.1%	10.1%
Jane Jie Sun(7)	*	*	—
Kaifu Zhang(8)	—	—	—
Weiru Chen(9)	*	*	—
Rong Luo	*	*	—
Mi Tian	*	*	—
All directors and executive officers as a group	67,762,939	31.5%	82.0%
Principal Shareholders:
Bright Unison Limited(10)	47,991,204	22.3%	58.7%
Morgan Stanley entities(11)	29,555,001	13.8%	3.6%
Baillie Gifford & Co (12)	13,702,515	6.4%	1.7%
UBS Asset Management division of UBS Group AG(13)	18,917,074	8.8%	2.3%

*     Less than 1% of our total outstanding shares.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, restricted shares or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.
(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (1) 214,938,826, being the number of common shares issued as of March 31, 2021, and (2) the number of shares such person or group has the right to acquire or receive within 60 days after March 31, 2021.
(3)	Percentage of total voting power represents voting power with respect to all of our Class A and Class B common shares, as a single class. As of March 31, 2021, our issued and outstanding share capital consisted of 147,999,622 Class A common shares and 66,939,204 Class B common shares. Each holder of our Class B common shares is entitled to ten votes per Class B common share and each holder of Class A common shares is entitled to one vote per Class A common share held by our shareholders on all matters submitted to them for a vote. Our Class A common shares and Class B common shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B common shares are convertible at any time by the holder into Class A common shares on a 1:1 basis.
(4)	Consists of (i) 2,000,000 Class B common shares held by Excellent New Limited, a British Virgin Islands company and (ii) 36,103 class A common shares in the form of ADS. Yunfeng Bai has the power to direct the retention or disposal of, and the exercise of any voting rights attached to, the foregoing shares through a trust structure. Yunfeng Bai’s business address is 15/F, Danling SOHO, 6 Danling Street, Haidian District, Beijing 100080, People’s Republic of China.
(5)	Consists of (i) 47,991,204 Class B common shares held by Bright Unison Limited, a British Virgin Islands company, and (ii) 8,797,500 Class B common shares held by FAITH FIT LIMITED, a British Virgin Islands company. Bangxin Zhang has the power to direct the retention or disposal of, and the exercise of any voting rights attached to, the foregoing shares through a trust structure. For more details, see Schedule 13G/A filed by the relevant reporting persons on February 10, 2021. Bangxin Zhang’s business address is 15/F, Danling SOHO, 6 Danling Street, Haidian District, Beijing 100080, People’s Republic of China.
(6)	Consists of (i) 5,875,000 Class B common shares held by Perfect Wisdom International Limited, a British Virgin Islands company, (ii) 2,275,500 Class B common shares held by COMPLETE HONOUR GLOBAL LIMITED, and (iii) 662,000 Class A common shares held by COMPLETE HONOUR GLOBAL LIMITED, a British Virgin Islands company. Yachao Liu has the power to direct the retention or disposal of, and the exercise of any voting rights attached to, the foregoing shares through a trust structure. Yachao Liu’s business address is 15/F, Danling SOHO, 6 Danling Street, Haidian District, Beijing 100080, People’s Republic of China.
(7)	The business address of Ms. Sun is 968 Jinzhong Road, Shanghai 200335, People’s Republic of China.
(8)	The business address of Mr. Zhang is No. 28, Xi Zhi Men North Street, Beijing, People’s Republic of China.
(9)	The business address of Mr. Chen is No. 699 Hongfeng Road, Pudong New District, Shanghai, People’s Republic of China.
(10)	Bright Unison Limited is a company incorporated in the British Virgin Islands. Bangxin Zhang is the sole shareholder and the sole director of Bright Unison Limited. Its registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(11)	Based on Schedule 13G/A filed with the SEC on February 12, 2021 by Morgan Stanley and Morgan Stanley Asia Limited, consists of 16,822,384 and 12,732,617 Class A common shares, respectively, in the form of 88,665,003 ADSs in aggregate. The principal business office of Morgan Stanley is 1585 Broadway New York, NY 10036, United States of America. The principal business office of Morgan Stanley Asia Limited is Level 46, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong.
(12)	Based on Schedule 13G/A filed with the SEC on January 8, 2021 by Baillie Gifford & Co, consists of 13,702,515 Class A common shares in the form of 41,107,547 ADSs. The principal business office of Baillie Gifford & Co is Calton Square, 1 Greenside Row, Edinburg EH1 3AN, Scotland, United Kingdom.
(13)	Based on Schedule 13G/A filed with the SEC on February 12, 2021 by UBS Group AG (for the benefit and on behalf of the UBS Asset Management division of UBS Group AG), consists of 18,917,074 Class A common shares (upon conversion of ADSs) beneficially owned by the UBS Asset Management division of UBS Group AG and its subsidiaries and affiliates on behalf of clients. The principal business office of UBS Group AG is Bahnhofstrasse 45, Zurich, Switzerland.

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

To our knowledge, as of March 31, 2021, 139,741,362 of our issued and outstanding Class A common shares were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A common shares in the United States.

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

Item 7.  Major Shareholders and Related Party Transactions

A.       Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.       Related Party

Transactions with Related Investees

We have amounts due from related parties representing loans and prepayments to certain investees for service fees. As of February 29, 2020, we had $3.6 million current amounts due from related parties. As of February 28, 2021, we had $3.0 million current amounts due from related parties. In fiscal year 2020 and 2021, we recorded $33.2 million and $16.1 million impairment loss on the amounts due from related parties, substantially all was provided during the year ended February 29, 2020 and the year ended February 28, 2021.

We have amounts due to related parties primarily related to service fees payable to related parties. As of February 28, 2021, we had $3.5 million current amounts due to related parties.

We incur services fees in connection with services provided by certain investees to us. For the years ended February 28/29, 2019, 2020 and 2021, respectively, we incurred services fees to related parties of $1.9 million, $6.4 million and $3.7 million.

We generate other revenue from related parties in connection with services provided by us. For the years ended February 28/29, 2019, 2020 and 2021, respectively, we generated other revenue from related parties of $1.4 million, $4.1 million and $1.6 million.

We purchase equipment from related parties used in our educational programs. For the years ended February 28/29, 2020 and 2021, respectively, we purchased equipment in an amount of $0.1 million and $0.8 million.

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

On November 25, 2020, the Second Circuit reversed and remanded the case to the District Court for further proceedings. On April 26, 2021, the Company and plaintiffs submitted a joint letter to the Court stating that the parties reached an agreement in principle to settle all claims, subject to, among other items, definitive documentation and the Court’s approval. For risks and uncertainties relating to the pending case against us, please see “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-We have been named as a defendant in a putative shareholder class action lawsuit and are subject to SEC investigation which could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

Internal Review and SEC Proceeding

Muddy Waters Capital LLC, an entity unrelated to us, issued a series of reports containing various allegations about us in June and July 2018. In response, the audit committee of our board of directors directed our internal audit team to conduct an internal review of such allegations. Our internal audit team’s review was completed and uncovered no evidence which would support these allegations prior to the filing of our last annual report in 2019. To assist us responding to the requests from the SEC’s Division of Enforcement, we authorized external professional advisers to conduct an internal review of certain allegations in the Muddy Waters reports; this internal review within the agreed scope was substantially completed in June 2020 uncovering no evidence which would support the allegations.

As we previously announced on April 7, 2020, during our routine internal auditing process, we discovered certain employee misconduct in relation to the “Light Class” business and upon such discovery, we immediately reported to the local police which resulted in a number of employees being taken into custody by the local police. In response, the audit committee of our board of directors directed external professional advisers to conduct an internal review. Based on the agreed scope and procedures performed, we do not believe the internal review has uncovered material findings that would have a material adverse financial impact on our results of operations for the fiscal year 2020, except for the issues related to the “Light Class” business. The issues related to the “Light Class” business that we discovered and announced in April 2020 resulted in reversal of our net revenues and net income attributable to our company for the first nine months of fiscal year 2020 in the aggregate amount of US$86.1 million and US$26.6 million, respectively; after the above reversal, revenue from the “Light Class” business for our fiscal year 2020 was less than 1% of our total revenues for the year.

The SEC’s Division of Enforcement has sought the production of certain documents and information related to the transactions identified in the Muddy Water reports, the issues regarding the “Light Class” business, and the subsequent internal reviews and other related information. We are cooperating with the SEC. We cannot predict the timing, outcome or consequences of the SEC investigations.

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

Our board of directors has complete discretion whether to declare dividends, subject to the Companies Act, our articles of association, and the common law of the Cayman Islands. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Even if our board of directors decides to declare dividends, their form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

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

B.       Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, as amended from time to time, and the Companies Act (As Revised) of the Cayman Islands, which is referred to below as the Companies Act, and the common law of the Cayman Islands.

The following are summaries of material provisions of our Fourth Amended and Restated Memorandum and Articles of Association and the Companies Act insofar as they relate to the material terms of our common shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands or at such other place within the Cayman Islands as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act, or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Composition of Board of Directors.”

Common Shares

General. Our common shares are divided into Class A common shares and Class B common shares. Holders of our Class A common shares and Class B common shares have the same rights except for voting and conversion rights. Our authorized share capital is $2,000,000 divided into 500,000,000 Class A common shares, with a par value of $0.001 each, 500,000,000 Class B common shares of $0.001 each and 1,000,000,000 shares with a par value of $0.001 each of such class or classes (howsoever designated) as our board of directors may determine in accordance with our articles of association. Certificates representing the common shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our common shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Act, our articles of association, and the common law of the Cayman Islands. Our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

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

General Meetings and Shareholder Proposals. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the rules of the New York Stock Exchange. To hold a general meeting, at least ten days’ notice shall be given specifying the place, the day and the hour of the meeting and the general nature of the business.

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

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner of such purchase has been approved by an ordinary resolution of our shareholders, or the manner of purchase is in accordance with the procedures set out in our memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

Inspection of Books and Records. Holders of our common shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association and any special resolutions passed by our shareholders, and our register of mortgages and charge). However, we will provide our shareholders with annual audited financial statements.

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

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder holds ADSs will generally be treated as the beneficial owner of the underlying common shares represented by those ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of common shares for ADSs will generally not be subject to U.S. federal income tax.

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

Accordingly, assuming that we are the owner of our VIEs and their respective subsidiaries for U.S. federal income tax purposes and based on our income and assets and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended February 28, 2021 and do not anticipate becoming a PFIC for the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. If our market capitalization becomes less than anticipated, we may be classified as a PFIC for the current or future taxable years.

Furthermore, the determination of whether we will be or become a PFIC may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or common shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or common shares unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or common shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Common Shares” assumes that we will not be classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply if we are classified as a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “PFIC Rules.” Each U.S. Holder is urged to consult with its tax advisor regarding the U.S. federal income tax consequences of an investment in our ADSs or common shares if we are or become classified as a PFIC.

Dividends

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

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are listed on the New York Stock Exchange, which is an established securities market in the United States, and qualify as readily tradable. Thus, we believe that we will be treated as a qualified foreign corporation with respect to dividends we pay on our ADSs, but there can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Since we do not expect that our common shares will be listed on established securities markets, it is unclear whether dividends that we pay on our common shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. However, in the event that we are deemed to be a resident enterprise under the EIT Law, as discussed above under “-People’s Republic of China Taxation,” we may be eligible for the benefits of the U.S.-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and be treated as a qualified foreign corporation with respect to dividends paid on our ADSs or common shares. Dividends received on our ADSs or common shares will not be eligible for the dividends-received deduction allowed to corporations under the Code. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in liquid investments. Our future interest income may fluctuate due to changes in market interest rates.

On February 1, 2019, we signed a 3-year $600 million term and revolving facilities agreement with a group of arrangers led by Deutsche Bank AG, Singapore Branch. The facilities, a $270 million 3-year bullet maturity term loan and a $330 million 3-year revolving facility, are priced at 175 basis points over LIBOR.

As of February 28, 2021, we had drawn down $270 million three-year bullet maturity term loan under the facility commitment. In March 2021, we repaid the drawn down amount and terminated the facility.

As of February 28, 2021, we had no other short-term or long-term borrowings associated with floating rate.

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

Appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars and earnings from, and the value of, any U.S. dollar-denominated investments we make in the future. We have invested in derivative financial instruments such as the exchange option contracts that may hedge our exposure to foreign currency risks to a certain extent. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs is affected by the foreign exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while the ADSs are traded in U.S. dollars.

Moreover, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert Renminbi into U.S. dollars, depreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Assuming we had converted the U.S. dollar-denominated cash and cash equivalent, restricted cash and short investments balance of $5,406.6 million as of February 28, 2021 into RMB at the exchange rate of $1.00 for RMB6.473 as of February 28, 2021, this cash balance would have been RMB34,996.7 million. Assuming a 1.0% appreciation of the Renminbi against the U.S. dollar, this cash balance would have decreased to RMB34,646.7 million as of February 28, 2021.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to contribute us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will contribute us, and the amount of contribution available to us is not entirely related to the amounts of fees the depositary collects from investors. For the fiscal year ended February 28, 2021, we have received an insignificant amount of reimbursement from the depositary, which was paid to us for expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.     Controls and Procedures

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon this evaluation, our management has concluded that, as of February 28, 2021, our existing disclosure controls and procedures were effective.

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

Our management conducted an assessment of the design and operation effectiveness of our internal control over financial reporting as of February 28, 2021. In making this assessment, we used the criteria established within the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of February 28, 2021, our internal control over financial reporting was effective.

Our management identified one material weakness in our internal control over financial reporting as of February 29, 2020 in accordance with the standards established by the Public Company Accounting Oversight Board of the United States and concluded that our internal control over financial reporting was not effective due to this material weakness as of February 29, 2020. The material weakness identified related to our failure to timely update our design on controls with a sufficient level of precision to prevent and detect misstatements related to our newly developed business. Specifically, the material weakness was a combination of control deficiencies surrounding Light Class business where transactions were conducted through agents, including: (1) lack of continuous and sufficient risk assessment and monitoring on the newly developed business along with the expansion of such business; (2) inadequate review over vendor selection and approval; (3) insufficient review over approval of supplemental agreements; (4) insufficient review over the business substance when approving expenditure payments by the operation department; and (5) insufficient monitoring over hospitality expenses incurred related to newly developed business in light of the higher risks of the potential FCPA violation. The material weakness resulted in restatement of our unaudited quarterly financial statements for the periods ended May 31, August 31 and November 30, 2019, respectively, to reflect correction of errors which led to reversal of our net revenues and net income attributable to our company for the first nine months of fiscal year 2020 in the aggregate amount of US$86.1 million and US$26.6 million, respectively.

We have taken a number of measures to remedy the material weakness and the deficiencies that have been identified, including (1) established a compliance committee; (2) established an internal control department to optimize design; (3) released updated policies and rules related to expense reimbursement, supplier management and contract management; (4) launched new modules in the IT systems to support the implementation of updated policies and rules; (5) released and implemented policies and protocols for FCPA issues (e.g. employee FCPA training).

Our management has concluded that our internal control over financial reporting was effective as of February 28, 2021 after the remediation. However, we cannot assure you that we will not identify any additional material weaknesses or significant deficiencies in the future. For risks and uncertainties related to our internal control, see “Item 3. Key Information—D. Risk Factors-Risks Related to Our Business—Failure to maintain effective internal controls over financial reporting could cause us to inaccurately report our financial result or fail to prevent fraud and have a material adverse effect on our business, results of operations and the trading price of our ADSs.”

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF TAL EDUCATION GROUP

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of TAL Education Group and its subsidiaries (the “Company”), as of February 28, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 28, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended February 28, 2021, of the Company and our report dated May 7, 2021, expressed an unqualified opinion on those financial statements.

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
Beijing, the People’s Republic of China
May 7, 2021

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

Item 16B. Code of Ethics

Our board has adopted a code of business conduct and ethics that provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our company’s interests when the opportunity to do so arises. We have posted a copy of our code of business conduct and ethics on our website at http://ir.100tal.com.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our principal external auditors, for the periods indicated.

	For the Year Ended February 28/29,
	2020	2021

	(in thousands of $)
Audit fees(1)	1,757	2,057
Audit-related fees(2)	—	1,284
Tax fees(3)	180	278
All other fees(4)	97	74
(1)	“Audit fees” means the aggregate fees in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.
(2)	“Audit-related fees” represents the aggregate fees billed for professional services rendered by our principal accounting firm for the assurance and related services.
(3)	“Tax fees” represents the aggregate fees for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.
(4)	“All other fees” means the aggregate fees in each of the fiscal years listed for finding and providing U.S. GAAP accounting guidance services rendered by our principal auditors.

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

On April 19, 2021, our board of directors authorized a share repurchase plan under which we may repurchase up to US$1.0 billion of our common shares over the next 12 months. The share repurchase program was publicly announced on April 22, 2021. The table below is a summary of the shares repurchased by us and our management in the open market in fiscal year 2021.

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

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.  Corporate Governance

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from the New York Stock Exchange corporate governance listing standards. For example, neither the Companies Act of the Cayman Islands nor our memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. In addition, under NYSE listing standards, listed companies are required to hold an annual shareholders’ meeting during each fiscal year. Under Cayman law, we are not obliged to hold an annual general meeting of shareholders.

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

2.4	Description of Securities (incorporated herein by reference to Exhibit 2.4 to the Form 20-F filed on June 30, 2020 (File No. 001-34900))

4.1	2010 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

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

4.34	English translation of the Fixed Asset Syndicated Loan Contract dated December 19, 2019 (incorporated herein by reference to Exhibit 4.34 to the Form 20-F filed on June 30, 2020 (File No. 001-34900))

4.35

English translation of the Procurement Construction Contract of TAL Changping Education Park Project by Shidai TAL Education Technology (Beijing) Co., Ltd. and Beijing Construction Engineering Group Co., Ltd. (incorporated herein by reference to Exhibit 4.35 to the Form 20-F filed on June 30, 2020 (File No. 001-34900))

4.36

English translation of the Construction Contract of TAL Zhenjiang Education Base Phase I Construction Project, dated December 11, 2019, by TAL Education Technology (Jiangsu) Co., Ltd. and China Construction Eighth Engineering Division Corp. Ltd. (incorporated herein by reference to Exhibit 4.36 to the Form 20-F filed on June 30, 2020 (File No. 001-34900))

4.37	2020 Share Incentive Plan (incorporated herein by reference to Exhibit 4.37 to the Form 20-F filed on June 30, 2020 (File No. 001-34900))

4.38*	Executed form of Indenture by Registrant and Deutsche Bank Trust Company Americas, and a schedule of both executed Indentures adopting the same form

8.1*	List of Subsidiaries and Consolidated Affiliated Entities

Exhibit Number	Description of Document

11.1*	Code of Business Conduct and Ethics

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Tian Yuan Law Firm

15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.3*	Consent of Maples and Calder (Hong Kong) LLP

101.INS*	Inline XBRL Instance Document- The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*     Filed herewith

**   Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TAL EDUCATION GROUP

By:	/s/ Bangxin Zhang
Name: Bangxin Zhang
Title: Director and Chief Executive Officer

Date: May 7, 2021

TAL EDUCATION GROUP

Consolidated Financial Statements and Report

of Independent Registered Public Accounting Firm

For the years ended February 28, 2019,

February 29, 2020 and February 28, 2021

TAL EDUCATION GROUP

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED FEBRUARY 28, 2019,

FEBRUARY 29, 2020 AND FEBRUARY 28, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF TAL EDUCATION GROUP

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TAL Education Group and its subsidiaries (the “Company”) as of February 28, 2021 and February 29, 2020, the related consolidated statements of operations, comprehensive income/(loss), changes in equity and cash flows for each of the three years in the period ended February 28, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of February 28, 2021 and February 29, 2020, and the results of its operations and its cash flows for each of the three years in the period ended February 28, 2021, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of February 28, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 7, 2021, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

TAL EDUCATION GROUP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF TAL EDUCATION GROUP

Critical Audit Matters - continued

Goodwill - Impairment Assessment of Reporting Units - Refer to Notes 3 and 9 to the financial statements

Critical Audit Matter Description

The Company’s goodwill impairment assessment involves the comparison of the estimated fair value of each reporting unit to its carrying value. The Company used the discounted cash flow model to estimate fair value of the reporting units, which requires management to make significant estimates and assumptions related to inputs into the model, including discount rates and forecasts of future revenues and operating margins. Changes in these assumptions could have a significant impact on the estimated fair value, the corresponding amount of goodwill impairment charges, if any. The total goodwill carrying value as of February 28, 2021 was $454.4 million, which is comprised of amounts that have been assigned to specific reporting units. The estimated fair values of two of the Company’s reporting units were less than their respective carrying values as of the measurement date, which resulted in impairment charges totaling $107.4 million.

We identified the impairment assessment of goodwill as a critical audit matter for certain reporting units because of the significant estimates and assumptions management makes to estimate their fair values. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve valuation specialists, when performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions made relating to discount rates, forecasts of future revenues, and operating margins used in their model.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the models’ inputs, for forecasts of future revenues, operating margins and the determination of discount rates for the reporting units included the following, among others:

●	We tested the effectiveness of controls over management’s goodwill impairment assessment, including controls related to forecasts of future revenues, operating margins and management’s determination of discount rates for the reporting units.

●	We evaluated management’s ability to appropriately forecast future revenues and operating margins by comparing actual results to management’s historical forecasts.

●	We evaluated the reasonableness of management’s forecasts by (1) comparing the forecasts to historical results, (2) examining future business plans, developed by the management, of the reporting units, and (3) searching for disconfirming information based on market place data.

●	We evaluated the competency, capability and objectivity of the independent external valuer engaged to assist the Company in developing the estimates of fair value for purposes of the goodwill impairment assessment.

●	With the assistance of our valuation specialists, we evaluated the reasonableness of the (1) valuation methodology and (2) discount rates used by testing the source information underlying the determination of the discount rate and the mathematical accuracy of the calculations.

TAL EDUCATION GROUP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF TAL EDUCATION GROUP

Critical Audit Matters - continued

Investments - Fair Value of Level 3 Available-for-sale Investments - Refer to Note 15 to the financial statements

Critical Audit Matter Description

As of February 28, 2021, the carrying value of the Company’s financial instruments measured at fair value that are classified as Level 3 amounted to $369.4 million, including investments accounted for as available-for-sale investments of $361.8 million. The available-for-sale investments classified within Level 3 are valued using income approach in discounted cash flow method or, where appropriate, the backsolve method, a market approach.

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

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures surrounding the complex valuation models and unobservable inputs used by management to estimate the fair value of Level 3 available-for-sale investments included the following, among others:

●	We tested the effectiveness of controls over management’s fair value estimate of Level 3 available-for-sale investments, including those related to the valuation methodology for estimating the fair value, the key inputs used in the valuation and the mathematical accuracy of the valuation.

●	We evaluated management’s ability to appropriately estimate fair value by comparing management’s historical estimates to actual results, taking into account changes in market conditions.

●	We assessed the consistency by which management has applied significant unobservable valuation assumptions.

●	With the assistance of our valuation specialists, we evaluated the reasonableness of the valuation models and key inputs used by the management, and tested the mathematical accuracy of the fair value calculations.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

May 7, 2021

We have served as the Company’s auditor since 2008.

TAL EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

	As of	As of
	February 29,	February 28,
	2020	2021

ASSETS

Current assets
Cash and cash equivalents	$1,873,866	$3,242,953
Restricted cash-current	28,084	1,758,937
Short-term investments	345,457	2,694,555
Inventory	25,832	38,675
Amounts due from related parties-current	3,642	2,964
Income tax receivables	11,548	15,641
Prepaid expenses and other current assets	207,352	403,110

Total current assets	2,495,781	8,156,835

Restricted cash-non-current	13,235	16,094
Property and equipment, net	366,656	511,415
Deferred tax assets	79,534	317,189
Rental deposits	72,721	102,555
Intangible assets, net	58,985	66,041
Land use rights, net	204,853	216,702
Goodwill	378,913	454,413
Long-term investments	571,601	667,636
Long-term prepayments and other non-current assets	85,275	57,694
Operating lease right-of-use assets	1,243,692	1,545,735

Total assets	$5,571,246	$12,112,309

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of $104,231 and $334,579 as of February 29, 2020 and February 28, 2021, respectively)	$117,770	$353,778
Deferred revenue-current (including deferred revenue-current of the consolidated VIEs without recourse to TAL Education Group of $733,253 and $1,328,473 as of February 29, 2020 and February 28, 2021, respectively)	780,167	1,387,493
Amounts due to related parties-current (including amounts due to related parties-current of the consolidated VIEs without recourse to TAL Education Group of $4,264 and $3,396 as of February 29, 2020 and February 28, 2021, respectively)	4,361	3,488
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to TAL Education Group of $470,519 and $750,204 as of February 29, 2020 and February 28, 2021, respectively)	552,650	911,283
Income tax payable (including income tax payable of the consolidated VIEs without recourse to TAL Education Group of $43,233 and $51,037 as of February 29, 2020 and February 28, 2021, respectively)	46,650	65,138
Current portion of long-term debt (including current portion of long-term debt of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 29, 2020 and February 28, 2021, respectively)	—	270,000

TAL EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

	As of	As of
	February 29,	February 28,
	2020	2021
Operating lease liabilities, current portion (including operating lease liabilities, current portion of the consolidated VIEs without recourse to TAL Education Group of $276,712 and $349,547 as of February 29, 2020 and February 28, 2021, respectively)	304,960	382,671
Total current liabilities	1,806,558	3,373,851
Deferred revenue-non-current (including deferred revenue-non-current of the consolidated VIEs without recourse to TAL Education Group of $833 and $30,005 as of February 29, 2020 and February 28, 2021, respectively)	833	30,005
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to TAL Education Group of $7,197 and $10,109 as of February 29, 2020 and February 28, 2021, respectively)	7,789	10,333
Bond payable (including bond payable of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 29, 2020 and February 28, 2021, respectively)	—	2,300,000
Long-term debt (including long-term debt of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 29, 2020 and February 28, 2021, respectively)	261,950	—
Operating lease liabilities, non-current portion (including operating lease liabilities, non-current portion of the consolidated VIEs without recourse to TAL Education Group of $883,603 and $1,123,508 as of February 29, 2020 and February 28, 2021, respectively)	949,919	1,193,564

Total liabilities	3,027,049	6,907,753

Commitments and contingencies (Note 21)

Mezzanine equity
Redeemable noncontrolling interests	—	1,775
Equity
Class A common shares ($0.001 par value; 500,000,000 shares authorized, 132,895,675 shares and 147,995,578 shares issued and outstanding as of February 29, 2020 and February 28, 2021, respectively)	133	148
Class B common shares ($0.001 par value; 500,000,000 shares authorized, 66,941,204 shares and 66,939,204 shares issued and outstanding as of February 29, 2020 and February 28, 2021, respectively)	67	67
Additional paid-in capital	1,675,640	4,369,125
Statutory reserve	82,712	121,285
Retained earnings	786,097	624,883
Accumulated other comprehensive (loss) / income	(28,913)	86,321

Total TAL Education Group shareholders’ equity	2,515,736	5,201,829

Noncontrolling interests	28,461	952

Total equity	2,544,197	5,202,781

Total liabilities, mezzanine equity and equity	$5,571,246	$12,112,309

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

	For the year ended	For the year ended	For the year ended
	February 28,	February 29,	February 28,
	2019	2020	2021

Net revenues	$2,562,984	$3,273,308	$4,495,755
Cost of revenues	(1,164,454)	(1,468,569)	(2,048,561)

Gross profit	1,398,530	1,804,739	2,447,194

Operating expenses
Selling and marketing	(484,000)	(852,808)	(1,680,050)
General and administrative	(579,672)	(794,957)	(1,117,324)
Impairment loss on intangible assets and goodwill	—	(28,998)	(107,535)

Total operating expenses	(1,063,672)	(1,676,763)	(2,904,909)

Government subsidies	6,724	9,467	19,491

Income / (loss) from operations	341,582	137,443	(438,224)

Interest income	59,614	72,991	114,232
Interest expense	(17,628)	(11,820)	(16,946)
Other income / (expense)	131,727	(95,297)	140,878
Impairment loss on long-term investments	(58,091)	(153,970)	(24,563)

Income / (loss) before provision for income tax and (loss) / income from equity method investments	457,204	(50,653)	(224,623)

Income tax (expense) / benefit	(76,504)	(69,328)	69,897
(Loss) / income from equity method investments	(16,186)	(7,670)	11,676

Net income / (loss)	364,514	(127,651)	(143,050)

Add: Net loss attributable to noncontrolling interests shareholders	2,722	17,456	27,060

Net income / (loss) attributable to TAL Education Group’s shareholders	$367,236	$(110,195)	$(115,990)

Net income / (loss) per common share
Basic	$1.93	$(0.56)	$(0.57)
Diluted	$1.83	$(0.56)	$(0.57)

Weighted average shares used in calculating net income / (loss) per common share
Basic	189,951,643	198,184,370	203,603,391
Diluted	200,224,934	198,184,370	203,603,391

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME /(LOSS)

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

	For the year ended	For the year ended	For the year ended
	February 28,	February 29,	February 28
	2019	2020	2021

Net income / (loss)	$364,514	$(127,651)	$(143,050)
Other comprehensive income / (loss), net of tax
Foreign currency translation adjustment	(35,823)	(48,947)	99,329
Unrealized gains on available-for-sale investments:
Net unrealized gains on available-for-sale investments, net of tax effect of $2,018, $(2,371) and $944 for the years ended February 28, 2019, February 29, 2020 and February 28, 2021, respectively	15,837	1,122	17,169
Less: Transfer to statements of operations of realized gains on available-for-sale investments, net of tax effect of nil, nil and nil for the years ended February 28, 2019, February 29,2020 and February 28, 2021	(96,251)	—	—

Other comprehensive (loss) /income	(116,237)	(47,825)	116,498

Comprehensive income / (loss)	248,277	(175,476)	(26,552)
Add: Comprehensive loss attributable to noncontrolling interests shareholders	3,681	19,321	25,796

Comprehensive income / (loss) attributable to TAL Education Group's shareholders	$251,958	$(156,155)	$(756)

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

										Total TAL
					Class A				Accumulated	Education
					common	Additional			other	Group	Non-
	Class A Common shares		Class B Common shares		shares	paid-in	Statutory	Retained	comprehensive	shareholders’	controlling	Total
	Shares	Amount	Shares	Amount	Issuable	capital	reserve	earnings	income / (loss)	equity	interest	equity

Balance as of February 28, 2018	118,401,821	$118	70,556,000	$71	—	$884,717	$38,315	$565,202	$132,325	$1,620,748	$19,716	$1,640,464
Net income	—	—	—	—	—	—	—	367,236	—	367,236	(2,722)	364,514
Provision for statutory reserve	—	—	—	—	—	—	20,375	(20,375)	—	—	—	—
Issuance of common shares in connection with vesting of non-vested shares	2,073,711	2	—	—	—	(2)	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	76,720	—	—	—	76,720	—	76,720
Exercise of share options	232,024	1	—	—	—	3,296	—	—	—	3,297	—	3,297
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(34,864)	(34,864)	(959)	(35,823)
Net unrealized gains on available-for-sale investments, net of tax effect of $2,018	—	—	—	—	—	—	—	—	15,837	15,837	—	15,837
Conversion of convertible bond to Class A common shares	443,091	1	—	—	—	5,799	—	—	—	5,800	—	5,800
Exercise of capped call option	—	—	—	—	—	13,270	—	—	—	13,270	—	13,270
Business acquisitions (Note 3)	20,502	—	—	—	1,977	1,726	—	—	—	3,703	29,658	33,361
Transfer to statements of operations of gains recognized for available-for-sale investments, net of tax effect of nil	—	—	—	—	—	—	—	—	(96,251)	(96,251)	—	(96,251)
Capital injection from noncontrolling interests shareholders	—	—	—	—	—	—	—	—	—	—	15	15
Class A Common shares issued under private placement (Note 18)	5,329,922	5	—	—	—	499,995	—	—	—	500,000	—	500,000
Cumulative effect of initially applying new standard (Note 2)	—	—	—	—	—	—	—	8,251	—	8,251	1,022	9,273
Balance as of February 28, 2019	126,501,071	$127	70,556,000	$71	$1,977	$1,485,521	$58,690	$920,314	$17,047	$2,483,747	$46,730	$2,530,477
Conversion of Class B common shares to Class A common shares	3,614,796	4	(3,614,796)	(4)	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	(110,195)	—	(110,195)	(17,456)	(127,651)
Provision for statutory reserve	—	—	—	—	—	—	24,022	(24,022)	—	—	—	—
Issuance of common shares in connection with vesting of non-vested shares	2,239,239	2	—	—	—	(2)	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	116,703	—	—	—	116,703	—	116,703
Exercise of share options	114,793	—	—	—	—	2,550	—	—	—	2,550	—	2,550
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(47,082)	(47,082)	(1,865)	(48,947)
Net unrealized gains on available-for-sale investments, net of tax effect of $(2,371)	—	—	—	—	—	—	—	—	1,122	1,122	—	1,122
Conversion of convertible bond to Class A common shares	401,074	—	—	—	—	5,250	—	—	—	5,250	—	5,250
Exercise of capped call option	—	—	—	—	—	66,346	—	—	—	66,346	—	66,346
Acquisition of noncontrolling interests	—	—	—	—	—	(672)	—	—	—	(672)	(1,755)	(2,427)
Business acquisitions	24,702	—	—	—	(1,977)	2,741	—	—	—	764	—	764
Capital injection from noncontrolling interests shareholders	—	—	—	—	—	(2,797)	—	—	—	(2,797)	2,807	10
Balance as of February 29, 2020	132,895,675	$133	66,941,204	$67	—	$1,675,640	$82,712	$786,097	$(28,913)	$2,515,736	$28,461	$2,544,197
Conversion of Class B common shares to Class A common shares	2,000	—	(2,000)	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	(115,990)	—	(115,990)	(27,060)	(143,050)
Provision for statutory reserve	—	—	—	—	—	—	38,573	(38,573)	—	—	—	—
Issuance of common shares in connection with vesting of non-vested shares	2,240,585	2	—	—	—	(2)	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	195,000	—	—	—	195,000	—	195,000
Exercise of share options	359,178	—	—	—	—	8,352	—	—	—	8,352	—	8,352
Share repurchase (Note 18)	(61,667)	—	—	—	—	(9,852)	—	—	—	(9,852)	—	(9,852)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	98,065	98,065	1,264	99,329
Net unrealized gains on available-for-sale investments, net of tax effect of $944	—	—	—	—	—	—	—	—	17,169	17,169	—	17,169
Business acquisitions	—	—	—	—	—	—	—	—	—	—	(629)	(629)
Disposal of a subsidiary	—	—	—	—	—	—	—	—	—	—	(1,084)	(1,084)
Class A Common shares issued under private placements (Note 18)	12,559,807	13	—	—	—	2,499,987	—	—	—	2,500,000	—	2,500,000
Cumulative effect of initially applying new accounting standard	—	—	—	—	—	—	—	(6,651)	—	(6,651)	—	(6,651)
Balance as of February 28, 2021	147,995,578	$148	66,939,204	$67	—	$4,369,125	$121,285	$624,883	$86,321	$5,201,829	$952	$5,202,781

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

	For the year ended	For the year ended	For the year ended
	February 28,	February 29,	February 28,
	2019	2020	2021

Cash flows from operating activities
Net income / (loss)	$364,514	$(127,651)	$(143,050)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities
Depreciation of property and equipment	76,669	99,511	136,960
Amortization of intangible assets	12,166	15,677	24,030
Amortization of land use rights	—	2,804	4,345
Loss on disposal of property and equipment	187	934	1,427
Share-based compensation	77,277	117,943	204,945
Impairment loss on operating assets, intangible assets and goodwill	2,569	63,420	154,745
Impairment loss on long-term investments	58,091	153,970	24,563
Loss / (gain) from equity method investments	16,186	7,670	(11,676)
(Gain) / loss from fair value change of investments	(16,394)	104,239	(9,471)
Gain recognized for the conversion of debt securities to equity securities	(95,491)	—	—
Gain from remeasuring fair value of previously held equity interests upon business acquisitions	(26,397)	—	(3,855)
Gain from disposal of long-term investments	(3,363)	(25,002)	(619)
Loss from disposal of a subsidiary	—	—	966
Changes in operating assets and liabilities
Inventory	(2,368)	(18,333)	(16,998)
Amounts due from related parties	(690)	(1,589)	748
Prepaid expenses and other current assets	(34,584)	(24,981)	(206,499)
Income tax receivables	7,889	(4,344)	(4,093)
Deferred income taxes	(19,786)	(58,339)	(242,401)
Rental deposits	(8,745)	(16,587)	(29,203)
Other non-current assets	1,033	256	(8,546)
Accounts payable	49,286	693	229,003
Deferred revenue	(407,150)	343,555	529,209
Amounts due to related parties	610	424	(866)
Accrued expenses and other current liabilities	117,796	204,352	283,085
Income tax payable	25,056	7,906	18,488
Operating lease right-of-use assets	—	(218,829)	(300,078)
Operating lease liabilities	—	228,151	319,573
Net cash provided by operating activities	194,361	855,850	954,732

Cash flows from investing activities
Loan to third parties	(33,700)	(13,590)	—
Repayment of loan to third parties	5,231	—	13,812
Loan to related parties	(3,989)	(31,681)	(16,294)
Repayment of loan to related parties	2,322	2,146	—
Loan to employees	(2,660)	(2,373)	(2,538)
Repayment of loan to employees	6,269	5,486	4,659
Prepayment for investments	(2,562)	(18,489)	(5,515)
Prepayments for purchase of land use rights	(209,865)	(6,780)	—
Purchase of property and equipment	(138,406)	(178,071)	(245,058)
Purchase of intangible assets	(6,738)	(3,213)	(683)
Purchase of short-term investments	(581,204)	(546,747)	(2,534,705)
Proceeds from short-term investments	1,103,252	517,001	207,576
Proceeds from disposal of property and equipment	1,709	543	750
Business acquisitions, net of cash acquired	(66,921)	(7,026)	(11,902)
Payments for long-term investments	(243,542)	(117,508)	(53,334)
Proceeds from disposal of long-term investments	4,220	61,487	1,763

Net cash used in investing activities	(166,584)	(338,815)	(2,641,469)

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS- continued

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

	For the year ended	For the year ended	For the year ended
	February 28,	February 29,	February 28,
	2019	2020	2021

Cash flows from financing activities
Net proceeds from long-term debt and short-term debt	189,932	270,000	—
Repayment of long-term debt and short-term debt	(205,000)	(209,308)	(3,518)
Payment for upfront fee related to long term debt (Note 14)	(12,600)	—	—
Payments for purchasing noncontrolling interests	(4,407)	(5,183)	—
Capital injection from noncontrolling interests shareholders	15	10	—
Cash received from exercise of capped call option	6,369	73,247	—
Proceeds from issuance of convertible bond (Note 13)	—	—	2,300,000
Proceeds from private placement (Note 18)	500,000	—	2,500,000
Proceeds from exercise of share options	710	2,490	8,183
Repayment of convertible bond	—	(25)	—
Share repurchase	—	—	(9,852)

Net cash provided by financing activities	475,019	131,231	4,794,813

Effect of exchange rate changes	33,208	3,218	(5,277)

Net increase in cash, cash equivalents and restricted cash	536,004	651,484	3,102,799

Cash, cash equivalents and restricted cash at the beginning of year	727,697	1,263,701	1,915,185

Cash, cash equivalents and restricted cash at the end of year	1,263,701	1,915,185	5,017,984

Supplemental disclosure of cash flow information:
Interest paid	$12,556	$6,707	$8,380
Income tax paid	61,811	122,266	158,785

Non-cash investing and financing activities:
Payable for purchase of property and equipment	$8,466	$24,145	$43,732
Payable for purchase of intangible assets	2,688	1,436	866
Payable for investments and acquisitions	38,630	404	312
Conversion of convertible bond to Class A common shares	5,800	5,250	—
Class A Common shares issued and issuable for business acquisitions	3,703	—	—
Receivable for exercise of capped call option	6,901	—	—

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

The Company, its subsidiaries, its consolidated VIEs and VIEs’ subsidiaries and schools are collectively referred to as the “Group”.

As of February 28, 2021, details of the Company’s major subsidiaries, VIEs and VIEs’ subsidiaries and schools are as follows:

Name	Later of date of incorporation or acquisition	Place of incorporation (or establishment) /operation	Percentage of legal ownership	Principal activities	Nature of company

TAL Holding Limited (“TAL Hong Kong”)	March 11, 2008	Hong Kong	100%	Intermediate holding company	Subsidiary
Beijing Century TAL Education Technology Co., Ltd. (“TAL Beijing”)	May 8, 2008	Beijing	100%	Software sales, and consulting service	Subsidiary
Beijing Huanqiu Zhikang Shidai Education Consulting Co., Ltd. (“Huanqiu Zhikang”)	September 17, 2009	Beijing	100%	Education and management consulting service	Subsidiary
Yidu Huida Education Technology (Beijing) Co., Ltd. (“Yidu Huida”)	November 11, 2009	Beijing	100%	Software sales and consulting service	Subsidiary
Beijing Xintang Sichuang Education Technology Co., Ltd. (“Beijing Xintang Sichuang”)	August 27, 2012	Beijing	100%	Software and Network development, sales, and consulting service	Subsidiary
Zhixuesi Education Consulting (Beijing) Co., Ltd. (“Zhixuesi Beijing”)	October 23, 2012	Beijing	100%	Software and Network development, sales, and consulting service	Subsidiary
Pengxin TAL Industrial investment (Shanghai) Co., Ltd. (“Pengxin TAL”)	June 26, 2014	Shanghai	100%	Investment management and consulting services	Subsidiary
Firstleap Education (“Firstleap”)	January 22, 2016	Cayman Islands	100%	Intermediate holding company	Subsidiary

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Name	Later of date of incorporation or acquisition	Place of incorporation (or establishment) /operation	Percentage of legal ownership	Principal activities	Nature of company
Firstleap Education (HK) Limited (“Firstleap Hong Kong”)	January 22, 2016	Hong Kong	100%	Intermediate holding company	Subsidiary
Beijing Lebai Information Consulting Co., Ltd. (“Lebai Information”)	January 22, 2016	Beijing	100%	Education and management consulting service	Subsidiary
Beijing Yizhen Xuesi Education Technology Co., Ltd. (“Yizhen Xuesi”)	November 3, 2016	Beijing	100%	Software and Network development,sales and consulting service	Subsidiary
Beijing Xueersi Education Technology Co., Ltd. (“Xueersi Education”)	December 31, 2005	Beijing	N/A*	Sales of educational materials and products	VIE
Beijing Xueersi Network Technology Co., Ltd. (“Xueersi Network”)	August 23, 2007	Beijing	N/A*	Technology development and Educational consulting service	VIE
Xinxin Xiangrong Education Technology (Beijing) Co., Ltd. (“Xinxin Xiangrong”)	June 23, 2015	Beijing	N/A*	Technology development and Educational consulting service	VIE
Beijing Lebai Education Consulting Co., Ltd. (“Lebai Education”)	January 22, 2016	Beijing	N/A*	Educational consulting service	VIE
Beijing Xicheng District Xueersi Training School (“Beijing Xicheng School” )	April 2, 2009	Beijing	N/A*	After-school tutoring for primary and secondary school students	VIE’s subsidiaries and schools
Shanghai Xueersi Education Training Co., Ltd. (“Shanghai Education”)	July 2, 2009	Shanghai	N/A*	After-school tutoring for primary and secondary school students	VIE’s subsidiaries and schools
Shenzhen Xueersi Training Center (“Shenzhen School”)	November 12, 2013	Shenzhen	N/A*	After-school tutoring for primary and secondary school students	VIE’s subsidiaries and schools
TAL Training School (Shanghai) Co., Ltd. (“TAL Shanghai”)	February 20, 2019	Shanghai	N/A*	After-school tutoring for primary and secondary school students	VIE’s subsidiaries and schools

*These entities are controlled by the Company pursuant to the contractual arrangements disclosed below.

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

To provide the Company the power to control and the ability to receive the expected residual returns of the VIEs and their subsidiaries and schools, the Company’s wholly owned subsidiary, TAL Beijing, entered into a series of contractual arrangements with Xueersi Education, Xueersi Network and their respective shareholders on February 12, 2009 and August 12, 2009, including exclusive business service agreements, which were superseded by the Exclusive Business Cooperation Agreement entered into on June 25, 2010. TAL Beijing also entered into a series of contractual arrangements with Xinxin Xiangrong on August 4, 2015. The Company acquired Firstleap during fiscal year 2016. Lebai Information, a wholly owned PRC subsidiary of Firstleap, entered into a series of contractual arrangements on October 26, 2015 with Lebai Education and its sole shareholder. After the acquisition, Xueersi Education, a VIE of the Group became the sole shareholder of Lebai Education.

The VIEs and their subsidiaries and schools hold various licenses upon which the Group’s business depends. A substantial majority of the Group’s employees who provide the Group’s services are hired by the VIEs and their subsidiaries and schools, and the VIEs and their subsidiaries and schools lease a substantial portion of the properties upon which the Group’s services are delivered. The net revenue from the VIEs and their subsidiaries and schools accounted for 94.4% of the Group’s total net revenue for the fiscal year ended February 28, 2021.

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

	As of February 29,	As of February 28,
	2020	2021

Cash and cash equivalents	$350,035	$820,301
Other current assets	159,706	324,568

Total current assets	509,741	1,144,869

Property and equipment, net	286,982	430,137
Other non-current assets	2,038,941	2,555,459

Total assets	2,835,664	4,130,465

Deferred revenue-current	733,253	1,328,473
Other current liabilities	898,959	1,488,763

Total current liabilities	1,632,212	2,817,236

Total non-current liabilities	891,633	1,163,622

Total liabilities	$2,523,845	$3,980,858

	For the year ended	For the year ended	For the year ended
	February 28	February 29,	February 28,
	2019	2020	2021

Net revenues	$2,406,642	$3,058,285	$4,244,907
Net income	$606,560	$534,070	$488,866

	For the year ended	For the year ended	For the year ended
	February 28,	February 29,	February 28,
	2019	2020	2021

Net cash provided by operating activities	$409,103	$215,892	$727,661
Net cash used in investing activities	$(346,183)	$(134,936)	$(224,235)
Net cash used in financing activities	$(4,392)	$(5,173)	$(3,518)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

As of February 28, 2019, February 29, 2020 and February 28, 2021, the balance of the amount payable by the VIEs and their subsidiaries and schools to TAL Beijing, Lebai Information or their designated affiliates related to the service fees was $128,088, $78,357 and $417,544, respectively, and was eliminated upon consolidation. Except for the collateralized construction project and land use rights in Zhenjiang disclosed in Note 14, there are no other consolidated VIEs’ assets that are collateral for the VIEs’ obligations and can only be used to settle the VIEs’ obligation.

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

Upon execution of the Deed, despite his ownership of and as long as he holds a majority voting interest, whether legally or beneficially, and directly or indirectly, in the Company, Mr. Bangxin Zhang will (1) not be permitted to requisition or call a meeting of shareholders or propose a shareholders resolution to appoint or remove a director, (2) in relation to any shareholder approvals to appoint or remove a director, only be permitted to exercise up to the number of votes equal to the total aggregate number of votes of the then total issued and outstanding shares of the Company held by all members of the Company, other than shares which are owned, whether legally or beneficially, and directly or indirectly by Mr. Bangxin Zhang, less one vote and (3) in relation to shareholders’ or board of directors’ consideration or approval of any matter related to the Deed, Mr. Bangxin Zhang cannot exercise his voting power. The terms of the Deed prevent Mr. Bangxin Zhang from controlling the rights of the Company as it relates to the contractual agreements, and accordingly, the Company retains a controlling financial interest in the VIEs and would consolidate them as the VIEs’ primary beneficiary.

Please see Note 1 for the presentation of condensed financial information of the VIEs and VIEs’ subsidiaries and schools, after elimination of intercompany balances and transactions.

2.           SIGNIFICANT ACCOUNTING POLICIES - continued

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenue, costs, and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include purchase price allocation relating to business acquisitions, valuation allowance for deferred tax assets, the useful lives of intangible assets, impairment of intangible assets, long-lived assets, goodwill and long term investments, fair value assessment of long-term investments, discount rate for leases and consolidation of variable interest entities.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments, which are unrestricted as to withdrawal or use, or have original maturities of three months or less when purchased.

Restricted cash

Cash that is restricted as to withdrawal or for use or pledged as security is separately reported. The Group’s restricted cash mainly represents security deposits held in designated bank accounts for future transactions, deposits required by PRC government authorities for establishing new schools and subsidiaries, deposits in connection with the facilities agreement disclosed in Note 14.

Short-term investments

Short-term investments include wealth management products, which are mainly deposits with variable interest rates placed with financial institutions and are restricted as to withdrawal and use. Investments are classified as held-to-maturity when the Group has the positive intent and ability to hold the securities to maturity, and are recorded at amortized cost. The original maturities of the short-term investments are greater than three months, but less than twelve months.

The Group reviews its investments in held-to-maturity investments for impairment periodically, recognizing an allowance, if any, by applying an estimated loss rate. The Group considers available evidence in evaluating the potential impairment of its investments in held-to-maturity investments. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net carrying value at the amount expected to be collected on the held-to-maturity investments. The allowance for credit losses was nil for the year ended February 28, 2021.

Investment products not classified as trading or as held-to-maturity are classified as available-for-sale debt securities, which are reported at fair value, with unrealized gains and losses recorded in “Accumulated other comprehensive (loss) / income” on the consolidated balance sheets. Realized gains or losses are included in earnings during the period in which the gain or loss is realized.

For investment products indexed to an underlying stock, stock market or foreign exchange, the Group elects the fair value option to record them at fair value in accordance with ASC 825 Financial Instruments. Changes in the fair value are reflected in the consolidated statements of operations.

Derivative Instruments

Derivative instruments are carried at fair value in accordance with Accounting Standards Codification 815. The fair values of the derivative financial instruments generally represent the estimated amounts expect to receive or pay upon termination of the contracts as of the reporting date.

2.           SIGNIFICANT ACCOUNTING POLICIES – continued

Derivative Instruments – continued

As of February 28, 2021, the Group’s derivative instruments primarily consisted of foreign currency option contracts which aims to manage foreign currency exposure to certain extent. As the derivative instruments do not qualify for hedge accounting treatment, changes in the fair value are reflected in other income/(expense) of the consolidated statements of operations. The Group held certain security deposits in designated bank accounts as stipulated in the contracts, and classified them as restricted cash in the consolidated balance sheets.

As of February 28, 2021, and for the year ended February 28, 2021, the balance of the derivative instruments and the total amount of fair value changes are not material.

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

2.           SIGNIFICANT ACCOUNTING POLICIES – continued

Business combinations - continued

Where in a business combination, the noncontrolling shareholder received a put option to sell its entire noncontrolling interest of the acquiree to the Group at the price stipulated by the contract when option is exercised, the noncontrolling interest has been recorded as a redeemable noncontrolling interest presented in the mezzanine equity section of the consolidated balance sheets.

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

Trade name and domain names	1-10 years
Copyrights and teaching materials	3-10 years
User base and customer relationships	3-7 years
Technology	4-6 years
Partnership agreements and school cooperation agreements	4-6 years
Licenses	2-9 years
Others	1-7 years

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

ASC 350-20 permits the Group to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The Group early adopted ASU 2017-04: Intangibles-Goodwill and Other (Topic 350) in fiscal year 2020, which eliminated Step 2 from the goodwill impairment test on a prospective basis.

2.           SIGNIFICANT ACCOUNTING POLICIES - continued

Goodwill - continued

Under ASU 2017-04, the Group performs its annual impairment test by comparing the fair value of a reporting unit with its carrying amount. The Group should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

The Group recognized impairment loss on goodwill of nil, $28,998 and $107,399 for the years ended February 28, 2019, February 29, 2020 and February 28, 2021, respectively.

Long-term investments

The Group’s long-term investments include equity securities without readily determinable fair values, equity securities with readily determinable fair values, equity method investments, available-for-sale investments, fair value option investment and held-to-maturity investments.

Equity securities without readily determinable fair values

The Group adopted ASC Topic 321, Investments—Equity Securities (“ASC 321”) on March 1, 2018. Under ASC321, for equity securities without readily determinable fair value that qualify for the practical expedient to estimate fair value using net asset value per share, the Group estimates the fair value using net asset value per share and recorded the cumulative effect of the adjustment of $4,163 to the opening balance of retained earnings upon adoption of the new standard. For other equity securities without readily determinable fair value, the Group elected to use the measurement alternative to measure those investments at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer.

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

Available-for-sale investments

For investments in investees’ shares which are determined to be debt securities, the Group accounts for them as available-for-sale investments when they are not classified as either trading or held-to-maturity investments. Available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income as a component of shareholders’ equity. Declines in the fair value of individual available-for-sale investments below their amortized cost due to credit-related factors are recognized as an allowance for credit losses, whereas if declines in the fair value is not due to credit-related factors, the loss is recorded in other comprehensive income / (loss).

Fair value option investments

The Group elected the fair value option to account for certain investment whereby the change in fair value is recognized in the consolidated statements of operations.

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

The Group generates substantially all of its revenues through tutoring service with individual students in the PRC, in which revenue is recognized over time. In addition, the Group generates revenues from sales of products, consist primarily of books, which were insignificant for the years ended February 28, 2019, February 29, 2020 and February 28, 2021, and were included in small class tutoring services, personalized premium services and others below. The following table presents the Group’s revenues disaggregated by revenue sources. The Group’s revenue is reported net of discounts, value added tax and surcharges.

	For the year ended	For the year ended	For the year ended
	February 28,	February 29,	February 28,
	2019	2020	2021
Disaggregation of net revenues
-Small class tutoring services, personalized premium services and others	$2,223,347	$2,655,323	$3,221,161
-Online education services through www.xueersi.com	339,637	617,985	1,274,594

Total	$2,562,984	$3,273,308	$4,495,755

The primary sources of the Group’s revenues are as follows:

(a)         Small class tutoring services, personalized premium services and others

Small class tutoring services primarily consist of Xueersi Peiyou small class, Firstleap and Mobby. Personalized premium services are referring to Izhikang after-school one-on-one tutoring services. Each contract of small class tutoring service or personalized premium service is accounted for as a single performance obligation which is satisfied proportionately over the service period. Tuition fee is generally collected in advance and is initially recorded as deferred revenue. Tuition revenue is recognized proportionately as the tutoring sessions are delivered.

Generally, for small class tutoring services, the Group offers refunds for any remaining classes to students who decide to withdraw from a course. The refund is equal to and limited to the amount related to the undelivered classes. For personalized premium services, a student can withdraw at any time and receive a refund equal to and limited to the amount related to the undelivered classes. Historically, the Group has not had material refunds.

The Group distributes coupons to attract both existing and prospective students to enroll in its courses. The coupon has fixed dollar amounts and can only be used against future courses. The coupon is not considered a material right to the customer and accounted for as a reduction of transaction price of the service contract.

Other revenues are primarily derived from one-on-one online tutoring services for children, artificial intelligence (“AI”) interactive courses provided on the Group’s online platforms, and books related to preschool and K-12 education. Revenue is recognized when control of promised goods or services is transferred to the Group’s customers in an amount of consideration to which the Group expects to be entitled to in exchange for those goods or services.

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

The contract liabilities of deferred revenue was $781,000 as of February 29, 2020, substantially all of which was recognized as revenue during the year ended February 28, 2021. As of February 28, 2021, the contract liabilities of deferred revenue was $1,417,498. The difference between the opening and closing balances of the Group’s contract liabilities primarily results from the timing difference between the Group’s satisfaction of performance obligation and the customer’s payment.

2.           SIGNIFICANT ACCOUNTING POLICIES - continued

Share-based compensation

Share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument and recognized as compensation expense on a straight-line basis over the requisite service period, with a corresponding impact reflected in additional paid-in capital. For share-based awards granted with performance condition, the compensation cost is recognized when it is probable that the performance condition will be achieved. The Group reassesses the probability of achieving the performance condition at the end of each reporting date and records a cumulative catch-up adjustment for any changes to its assessment. Forfeitures are recognized as they occur. Liability-classified awards are remeasured at their fair-value-based measurement as of each reporting date until settlement.

Value added tax (“VAT”)

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

Pursuant to Cai Shui [2018] No. 53 in June 2018 and Cai Shui [2021] No. 10 in March 2021, Xueersi Education enjoyed VAT exemption from 2018 to 2023 for its book sales.

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

2.           SIGNIFICANT ACCOUNTING POLICIES – continued

Value added tax (“VAT”) – continued

Since January 2020, in accordance with Cai Shui [2020] No.8, due to the COVID-19 pandemic, the VAT on certain services was temporarily exempted from January 2020 to March 2021.

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

Advertising costs

The Group expenses advertising costs as incurred, which mainly include advertising expenditure through social media, search engines and outdoor advertising, etc. Total advertising costs incurred were $114,697, $248,807 and $803,120 for the years ended February 28, 2019, February 29, 2020 and February 28, 2021, respectively, and have been included in selling and marketing expenses in the consolidated statements of operations.

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

2.           SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation - continued

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the year are converted into the functional currencies at the applicable rates of exchange prevailing at the transaction dates. Transaction gains and losses are recognized in the consolidated statements of operations. For the years ended February 28, 2019, February 29, 2020 and February 28, 2021, the Group recorded exchange loss of $3,108, exchange loss of $968 and exchange gain of $12,311, respectively, in other expense/income in the consolidated statements of operations.

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

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents, and restricted cash of the Group included aggregate amounts of $1,435,739 and $1,754,509 as of February 29, 2020 and February 28, 2021, respectively, which were denominated in RMB.

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authorities. An uncertain income tax position will not be recognized if it has less than 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

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

Financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, restricted cash, short-term investments, long-term investments accounted for available-for-sale investments, fair value option investment, equity securities with readily determinable fair values, equity securities without readily determinable fair values, held-to-maturity investments, amounts due from related parties and amounts due to related parties, accounts payable, income tax payable, short-term debt, long-term debt and bond payable. The Group carries its available-for-sale investments, equity securities with readily determinable fair values and fair value option investment at fair value. The carrying amounts of short-term debt and long-term debt approximate fair value as their interest rates are at the same level of current market yield for comparable debts. The carrying amounts of other financial instruments, except for bond payable, equity securities without readily determinable fair values and long-term held-to-maturity investments, approximate their fair values because of their generally short maturities. The bond payable and long-term held-to-maturity investments are recorded at amortized cost.

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

As the Group incurred net loss for the years ended February 29, 2020 and February 28, 2021, the effect of potential issuances of the shares for the non-vested shares and share options would be anti-dilutive. Therefore, basic and diluted losses per share are the same in the periods.

2.           SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Group adopted this standard on March 1, 2020, using a modified retrospective transition method and did not restate the comparable periods, which resulted in a cumulative-effect adjustment to decrease the opening balance of retained earnings on March 1, 2020 by $6,651, including the allowance for credit losses for account receivables, loan receivable and amounts due from certain equity method investees.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value”. ASU 2018-13 removes and modifies existing disclosure requirements on fair value measurement, namely regarding transfers between levels of the fair value hierarchy and the valuation processes for Level 3 fair value measurements. Additionally, ASU 2018-13 adds further disclosure requirements for Level 3 fair value measurements, specifically changes in unrealized gains and losses and other quantitative information. ASU 2018-13 is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2019. The Group adopted this new standard beginning March 1, 2020 with no material impact on its consolidated financial statements.

Recent accounting pronouncements not yet adopted

In January 2020, the FASB issued ASU 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), which clarifies that a company should consider observable transactions that require a company to either apply or discontinue the equity method of accounting under Topic 323, Investments—Equity Method and Joint Ventures, for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The ASU is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted, including early adoption in an interim period, for periods for which financial statements have not yet been issued. The adoption of this standard is not expected to have a material impact on the Group’s consolidated financial statements.

2.           SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted - continued

In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which focuses on amending the legacy guidance on convertible instruments and the derivatives scope exception for contracts in an entity’s own equity. ASU 2020-06 simplifies an issuer’s accounting for convertible instruments by reducing the number of accounting models that require separate accounting for embedded conversion features. ASU 2020-06 also simplifies the settlement assessment that entities are required to perform to determine whether a contract qualifies for equity classification. Further, ASU 2020-06 enhances information transparency by making targeted improvements to the disclosures for convertible instruments and earnings-per-share (EPS) guidance, i.e., aligning the diluted EPS calculation for convertible instruments by requiring that an entity use the if-converted method and that the effect of potential share settlement be included in the diluted EPS calculation when an instrument may be settled in cash or shares, adding information about events or conditions that occur during the reporting period that cause conversion contingencies to be met or conversion terms to be significantly changed. This update will be effective for the Group’s fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Entities can elect to adopt the new guidance through either a modified retrospective method of transition or a fully retrospective method of transition. The Group is currently in the process of evaluating the impact of adopting ASU 2020-06 on its consolidated financial statements and related disclosures.

3.           BUSINESS ACQUISITION

Business acquisitions in fiscal year 2021:

Acquisition of Dada Education Group (“Dada”)

As of February 29, 2020, the Group held 22.7% equity interest in Dada, which was accounted for as available-for-sale investment. Dada is a company providing one-on-one online English tutoring for children. On April 30, 2020, the Group increased its shareholding to 92.6% with additional cash consideration of $10,437 and obtained control of Dada.

The acquisition was recorded using the acquisition method of accounting. Accordingly, the acquired assets and liabilities were recorded at fair value at the date of acquisition. The acquisition-date fair value of the equity interest held by the Group immediately prior to the acquisition was measured at fair value using the discounted cash flow method and taking into account certain factors including the management projection of discounted future cash flow and an appropriate discount rate. A remeasurement gain of $3,855 was recognized in connection with the acquisition.

The purchase price was allocated as of April 30, 2020, the date of acquisition, as follows:

		Amortization
	US$	period

Cash and cash equivalents	$1,269
Net assets acquired, excluding cash and cash equivalents, intangible assets and related deferred tax liabilities	(172,118)
Intangible assets, net
User base and customer relationships	7,576	2 years
Trade name and domain names	13,452	5 years
Others	3,044	1 year
Goodwill	168,233
Deferred tax liabilities	(6,018)
Noncontrolling interests	(1,146)

Total purchase consideration	$14,292

3.           BUSINESS ACQUISITION – continued

Business acquisitions in fiscal year 2021–continued:

The purchase price allocation was determined by the Group with the assistance of an independent valuation appraiser. The fair value of the acquired intangible assets was measured by using the “multi-period excess earnings method (MEEM)”, “relief from royalty” and “replacement cost” valuation methods. Goodwill resulted from the acquisition is not deductible for tax purposes, which was primarily attributable to intangible assets that cannot be recognized separately as identifiable assets under GAAP, and comprised (a) the assembled workforce and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.

Other acquisition

During the year ended February 28, 2021, the Group made another acquisition with total purchase price of $2,936 in cash. The intangible assets acquired and goodwill resulted from the acquisition were $1,351 and $1,660, respectively. Goodwill resulted from the acquisition is not deductible for tax purposes.

The results of operations for all these acquired entities have been included in the Group’s consolidated financial statements from their respective acquisition dates.

The following summarized unaudited pro forma results of operations for the years ended February 29, 2020 and February 28, 2021 assuming that these acquisitions during the year ended February 28, 2021 occurred as of March 1, 2019. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred as of March 1, 2019, nor is it indicative of future operating results.

	For the years ended
	February 29/28
	2020	2021
	(Unaudited)	(Unaudited)

Pro forma net revenues	$3,376,955	$4,516,022
Pro forma net loss attributable to TAL Education Group	$(173,199)	$(119,780)
Pro forma net loss per share - basic	$(0.87)	$(0.59)
Pro forma net loss per share - diluted	$(0.87)	$(0.59)

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

3.           BUSINESS ACQUISITION – continued

Business acquisitions in fiscal year 2020–continued:

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

	For the years ended
	February 28/29
	2019	2020
	(Unaudited)	(Unaudited)

Pro forma net revenues	$2,563,413	$3,273,549
Pro forma net income/ (loss) attributable to TAL Education Group	$367,041	$(110,263)
Pro forma net income/ (loss) per share - basic	$1.93	$(0.56)
Pro forma net income/ (loss) per share - diluted	$1.83	$(0.56)

Business acquisitions in fiscal year 2019:

Acquisition of Shanghai Xiaoxin Information and Technology Co., Ltd (“Shanghai Xiaoxin”)

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

3.           BUSINESS ACQUISITION - continued

Business acquisitions in fiscal year 2019–continued:

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

	For the years ended
	February 28,
	2018	2019
	(Unaudited)	(Unaudited)

Pro forma net revenues	$1,725,115	$2,570,616
Pro forma net income attributable to TAL Education Group	$187,607	$357,886
Pro forma net income per share - basic	$1.07	$1.88
Pro forma net income per share - diluted	$0.98	$1.79

4.           SHORT-TERM INVESTMENTS

Short-term investments consisted of the following:

	As of	As of
	February 29,	February 28,
	2020	2021

Held-to-maturity investments (1)	$345,457	$1,927,862
Variable-rate financial instruments (2)	—	457,723
Available-for-sale securities (3)	—	308,970

	$345,457	$2,694,555

(1)	The Group purchased wealth management products from financial institutions and classified them as held-to-maturity investments as the Group has the positive intent and ability to hold the investments to maturity. The maturities of these financial products range from three months to twelve months. The Group estimated that their fair value approximate their amortized costs.
(2)	The Group purchased several investment products indexed to certain stock, stock market or foreign exchange with maturities less than one year. The Group accounted for them at fair value and recognized a loss of $450 resulting from changes in fair value for the year ended February 28, 2021.
(3)	The short-term available-for-sale securities include wealth management products issued by commercial banks and other financial institutions with variable rates where principal is unsecured but no restriction on withdrawal. The Group accounted for them at fair value and recognized a fair value decrease of $1,032 through other comprehensive income / (loss) for the year ended February 28, 2021.

5.           PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of	As of
	February 29,	February 28,
	2020	2021

Accounts receivables	$42,654	$25,907
Prepayments to suppliers (1)	55,342	198,452
Interest receivable	22,108	44,614
Staff advances (2)	3,206	3,175
Loan to employees, current portion (3)	4,413	2,862
Other deposits	7,550	8,039
Prepaid VAT	6,284	33,656
Prepaid rental and related fee (4)	7,335	8,057
Receivables from investees (5)	13,304	—
Loans to third-parties (6)	5,883	5,472
Receivables of withholding tax for employees related to share incentive plan (7)	34,720	61,526
Others	4,553	11,350

	$207,352	$403,110

(1)	Prepayments to suppliers are primarily for advertising fees and other prepaid operating expenses.
(2)	Staff advances are provided to employees primarily for traveling, office expenses and other expenditures which are subsequently expensed as incurred.
(3)	The Group offers housing benefit plan to employees who have been employed by the Group for three years or more and met certain performance criteria. Under this benefit plan, the eligible employees receive interest-free loans for purposes of property purchases. Each loan has a term of four years and must be repaid by equal annual installments.
(4)	The Group adopted ASC 842 on March 1, 2019, using the modified retrospective transition approach allowed under ASU 2018-11 as described in Note 2. After the adoption of ASC 842, the prepaid rental are included in the Group’s operating lease right-of-use assets on its consolidated balance except for the prepaid rental related to the contract that has been entered into but not yet commenced.
(5)	In fiscal year 2020, two domestic investees of the Group initiated setting up their VIEs which is a process of re-organization under common control. The original investment amount would be returned from PRC investees and the same amount has already been reinvested to the overseas holding companies of the two investees. The Group received the repayments from the investees in fiscal year 2021.
(6)	Loans to third-parties are generally mature in less than one year, and certain loan was guaranteed by the borrower’s equity interests.
(7)	The Group pays for withholding tax on behalf of employees when their non-vested shares were vested or their options were exercised and agreed to repay the tax by deduction from the proceeds of shares sold subsequent to the option exercise through the Group’s broker. The receivable represents cash to be received from the broker to the above transaction.

6.           PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of	As of
	February 29,	February 28,
	2020	2021

Building	$59,489	$64,246
Leasehold improvement	316,528	446,203
Computer, network equipment and software	178,876	260,265
Vehicles	704	877
Office equipment and furniture	30,596	34,571
Construction in progress	16,025	59,492

Total cost of property and equipment	602,218	865,654
Less: accumulated depreciation	(235,562)	(354,239)

	$366,656	$511,415

For the years ended February 28, 2019, February 29, 2020 and February 28, 2021, depreciation expenses were $76,669, $99,511 and $136,960, respectively.

In December 2019, the Group entered into contracts for the development of office space on parcels in Beijing and Jiangsu. The direct costs related to the construction were capitalized as construction in progress for the years ended February 29, 2020 and February 28, 2021.

7.           INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of	As of
	February 29,	February 28,
	2020	2021

Trade name and domain names	$27,982	$41,707
User base and customer relationships	24,803	32,378
Licenses	28,476	28,796
Technology	13,230	14,308
Copyrights and teaching materials	5,974	6,026
Partnership agreements and school cooperation agreements	4,858	4,858
Others	2,687	5,655

Total cost of intangible assets	108,010	133,728
Less: accumulated amortization	(45,930)	(70,012)
Less: accumulated impairment loss	(358)	(358)
Add: foreign exchange difference	(2,737)	2,683

	$58,985	$66,041

The Group recorded amortization expense of $12,166, $15,677 and $24,030 for the years ended February 28, 2019, February 29, 2020 and February 28, 2021, respectively.

Estimated amortization expense of the existing intangible assets for the next five years is $20,837, $14,543, $11,110, $9,431 and $6,324, respectively.

The impairment loss on acquired intangible assets was nil, nil and $136 for the years ended February 28, 2019, February 29, 2020 and February 28, 2021, respectively.

8.           LAND USE RIGHTS, NET

Land use rights, net, consisted of the following:

	As of	As of
	February 29,	February 28,
	2020	2021

Land use rights	$207,657	$207,657
Less: accumulated amortization	(2,804)	(7,149)

Add: foreign exchange difference	—	16,194

Land use rights, net	$204,853	$216,702

The Group acquired two land use rights. The first one was at total cost of approximately RMB92 million for approximately 83,025 square meters of land in Zhenjiang, Jiangsu on March 19, 2019, for the development of office space. The second one was acquired at RMB1,360 million for approximately 28,600 square meters of land in Beijing on July 8, 2019, for the development of office space.

According to land use right policy in the PRC, the Group has a 50-year use right over the land in Zhenjiang and in Beijing, which is used as the basis for amortization.

Amortization expense for land use rights for the year ended February 29, 2020 and February 28, 2021, were $2,804 and $4,345, respectively. The Group expects to recognize $4,531 in amortization expense for each of the next five years and $194,047 thereafter.

9.           GOODWILL

Changes in the carrying amount of goodwill for the years ended February 29, 2020 and February 28, 2021 consisted of the following:

	As of	As of
	February 29,	February 28,
	2020	2021

Beginning balance	$415,752	$409,435
Addition (Note 3)	3,999	169,893
Accumulated impairment loss	(30,522)	(137,921)
Disposal and write-off	—	(2,652)
Exchange difference	(10,316)	15,658

Goodwill, net	$378,913	$454,413

In the annual goodwill impairment assessment, the Group concluded that the carrying amounts of certain reporting units exceeded their respective fair values and recorded impairment losses of nil, $28,998 and $107,399 for the years ended February 28, 2019, February 29, 2020 and February 28, 2021, respectively. The fair value of the reporting units was determined by the Group with the assistance of independent valuation appraisers using the income-based valuation methodology.

As of February 28, 2021, the amount of goodwill allocated to one reporting unit with negative carrying amount was $168,233.

10.         LONG-TERM INVESTMENTS

Long-term investments consisted of the following:

	As of	As of
	February 29,	February 28,
	2020	2021

Equity securities with readily determinable fair values
BabyTree Inc. (“BabyTree”) (1)	26,696	23,467

Equity securities without readily determinable fair values
Xiamen Meiyou Information and Technology Co., Ltd. (“Xiamen Meiyou”) (2)	47,068	50,832
Other investments (3)	84,681	91,145

Equity method investments
Long-term investment in third-party technology companies (4)	102,314	100,018

Fair value option investment
Long-term investment in a third-party technology company	7,258	7,661

Available-for-sale investments
Changing Education Inc. (“Changing”) (5)	148,405	148,955
Ximalaya Inc. (“Ximalaya”) (6)	46,612	59,326
Other investments (7)	108,567	153,507

Held-to-maturity investments (8)	—	32,725

Total	$571,601	$667,636

(1)	In January 2014, the Group acquired minority equity interests in BabyTree by purchasing its Series E convertible redeemable preferred shares with a total cash consideration of $23,475. BabyTree is an online parenting community and an online retailer of maternity and kids products.

In fiscal year 2019, the Group recognized disposal gain of $760, due to the partial disposal of the equity interest in BabyTree Inc. to a related party.

10.         LONG-TERM INVESTMENTS – continued

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

In fiscal year 2020 and 2021, the stock price of BabyTree declined, and accordingly the Group recognized loss of $105,447 and $3,229, respectively, due to the fair value change.

(2)	In December 2018, the Group acquired 15.32% equity interest in Xiamen Meiyou, an internet company focusing on providing services to female clients. Since June 2019, the investment was reclassified from equity method to equity investment without readily determinable fair value as the Group lost the ability to exercise significant influence due to the restructured capital of Xiamen Meiyou. As of February 28, 2021, no impairment loss was recorded in regard to the investment.
(3)	The Group holds equity interests in certain third-party private companies through investments in their common shares or in-substance common shares, which were accounted for using the cost method prior to the adoption of ASC 321. After the adoption of ASC 321, the Group accounted for these equity investments using the measurement alternative when equity method is not applicable and there is no readily determinable fair value for the investments. The Group recorded $14,489, $3,444 and $3,063 impairment loss on these investments during the fiscal years ended February 28, 2019, February 29, 2020 and February 28, 2021, respectively. For equity securities without readily determinable fair value that qualify for the practical expedient to estimate fair value using net asset value per share, the Group estimates the fair value using net asset value per share and recorded fair value gain of $1,751, $1,165 and $7,588 to the consolidated statements of operations for the years ended February 28, 2019, February 29, 2020 and February 28, 2021, respectively.
(4)	The Group holds minority equity interests in several third-party private companies through investments in their common shares or in-substance common shares. Majority of the long-term investments are companies which engage in online education services. The Group accounts for these investments under the equity method because the Group has the ability to exercise significant influence but does not have control over the investees.

The Group recorded $8,719, $17,198 and $11,471 impairment loss for its equity method investments during the fiscal years ended February 28, 2019, February 29, 2020 and February 28, 2021, respectively.

(5)	In fiscal year 2016 through 2020, the Group acquired Series B+, Series C, Series D and Series E convertible redeemable preferred shares of Changing which operates a customer-to-customer mobile tutoring platform and provides tutoring services in China. As of February 28, 2021, the Group held 34.55% equity interest of Changing. The Group accounted for the investment as available-for-sale investments since the investee’s preferred shares held are determined to be debt securities.

10.           LONG-TERM INVESTMENTS – continued

(6)	In fiscal year 2017 and 2020, the Group completed two transactions with Ximalaya, a professional audio sharing platform, to acquire its Series C+ and E-2 convertible redeemable preferred shares. As of February 28, 2021, the Group held 1.69% equity interest of Ximalaya, and accounted for the investment as available-for-sale investments since the investee’s preferred shares held are determined to be debt securities.
(7)	The Group acquired minority equity interest in several third-party private companies, the majority of which are engaged in online platform or online education services. The Group holds minority equity interests of these companies through purchasing their convertible redeemable preferred shares. The Group accounted for these investments as available-for-sale investments since the investee’s preferred shares held are determined to be debt securities. The Group recorded $34,883, $2,137 and $10,029 impairment loss during the years ended February 28, 2019, February 29, 2020 and February 28, 2021, respectively.
(8)	The Group purchased wealth management products from financial institutions in China and classified them as held-to-maturity investments as the Group has the positive intent and ability to hold the investments to maturity. The original maturities of these financial products were two years and recorded at amortized cost. The Group estimated that their fair value approximate their carrying amount.

11.         LONG-TERM PREPAYMENTS AND OTHER NON-CURRENT ASSETS

Long-term prepayments and other non-current assets consisted of the following:

	As of	As of
	February 29,	February 28,
	2020	2021

Long-term prepayments (1)	$36,989	$154
Loan to employees (2)	3,940	3,700
Loan receivable (3)	32,661	36,012
Other non-current assets (4)	11,685	17,828

	$85,275	$57,694

(1)	The balances at February 29, 2020 and February 28, 2021 represented the Group’s prepayments to acquire equity interests in third-party companies.
(2)	Please see Note 5(3) for details of loan to employees.

11.         LONG-TERM PREPAYMENTS AND OTHER NON-CURRENT ASSETS – continued

(3)	The balances represented long-term loans to certain third parties with original maturity over one year. Accumulated interest income of $5,368 and $8,010 was accrued as of February 29, 2020 and February 28, 2021, respectively. The interest will be due, together with the principals, at maturity. The third parties pledged their equity interests in other companies to the Group to guarantee the loan principals and interests.
(4)	As of February 29, 2020 and February 28, 2021, other non-current assets were primarily made up of prepayment for property and equipment, the construction in process and long-term service fees.

The Group recognized nil, nil and $30,724 impairment loss of long-term prepayments and other non-current assets during the fiscal years ended February 28, 2019, February 29, 2020 and February 28, 2021, respectively.

12.         ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of	As of
	February 29,	February 28,
	2020	2021

Accrued employee payroll and welfare benefits	$292,001	$476,224
Refund liabilities	168,118	205,688
Accrued operating expenses	40,323	142,558
Other taxes payable	7,826	28,143
Payable for investments and acquisitions	404	312
Professional service fee payable	13,994	8,716
Payable for acquisitions of intangible assets	1,436	866
Interest payable	1,267	1,727
Others	27,281	47,049

Total	$552,650	$911,283

13.         BOND PAYABLE

On January 28 and 29, 2021, the Company issued $1,250,000 and $1,050,000 in aggregate principal amount of convertible bond due on February 1, 2026 (“the Bond”), unless earlier repurchased, converted or redeemed. The Bond bears interest at a rate of 0.5% per year, payable semiannually in arrears on February 1 and August 1 of each year, beginning on August 1, 2021.

The net proceeds from the Bond were $2,300,000. The Company has accounted for the Bond as a single instrument as bond payable. The value of the Bond is measured by the cash received. Interest expense of $1,039 were recognized for the year ended February 28, 2021.

The main terms of the Bond are summarized as follows:

Conversion

The Bond are convertible into the Company’s ADSs, at the option of the holders, in integral multiples of one thousand dollars principal amount, at any time prior to the close of business on the scheduled trading day immediately preceding the maturity date. The conversion rate equals 12.4611 ADSs per one thousand dollars principal amount of the Bond, which represents the adjusted conversion price of $80.25 per ADS. During the year ended February 28, 2021, no bond was converted.

Redemption

The Company does not have the right to redeem the Bond prior to maturity. Holders of the Bond have the right to require the Company to repurchase in cash all or part of their Bond on February 1, 2026 or upon the occurrence of certain fundamental changes at a repurchase price equal to 100% of the principal amount of the Bond to be repurchased, plus any accrued and unpaid interest to, but excluding, the repurchase date.

14.         LONG-TERM DEBT AND SHORT-TERM DEBT

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

In October 2019, the Company drew down $270,000 three-year bullet maturity term loan under the facility commitment. On February 20, 2021, the Company issued voluntary repayment request to fully repay the outstanding bullet maturity term loan and interest payment on March 8, 2021. As a result, the term loan was reclassified from long-term debt to short-term loan as of February 28, 2021 and the remaining unamortized debt issuance cost was recorded as interest expense in the consolidated statements of operations for the year ended February 28, 2021. Concurrently, the Company issued commitment cancellation request to terminate revolving loan commitment of $330,000 effective on March 8, 2021.

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

As of February 28, 2021, the Group had not made any draw down of the loan under the facilities agreement.

15.         FAIR VALUE

(a)        Assets and liabilities measured at fair value on a recurring basis

In accordance with ASC 820-10, the Group measures financial products, available-for-sale investments, fair value option investment and equity securities with readily determinable fair value at fair value on a recurring basis. Equity securities classified within Level 1 are valued using quoted market prices currently available on the Hong Kong Stock Exchange. Variable-rate financial instruments and available-for-sale investments classified within Level 2 are valued using directly or indirectly observable inputs in the market place. The available-for-sale investments and fair value option investment classified within Level 3 are valued using income approach in discounted cash flow method or market approach in backsolve method. The discounted cash flow analysis and backsolve method require the use of significant unobservable inputs (Level 3 inputs) which involve significant management judgment and estimation. In the valuation of Level 3 financial instruments as of February 28, 2021, the weighted average cost of capital adopted ranges from 18% to 24% with weighted average at 22%, the discount for lack of marketability adopted ranges from 15% to 30% with weighted average at 25%, and the expected volatilities adopted ranges from 46% to 71% with weighted average at 61%.

15.         FAIR VALUE – continued

(a)          Assets and liabilities measured at fair value on a recurring basis – continued

As of February 29, 2020 and February 28, 2021, information about inputs for the fair value measurements of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair Value Measurement at Reporting Date Using
		Quoted Prices in	Significant Other	Significant
	February 29,	Active Market for	Observable	Unobservable
Description	2020	Identical Assets	Inputs	Inputs
		(Level 1)	(Level 2)	(Level 3)

Long-term investments
Equity securities with readily determinable fair values	$26,696	$26,696	—	—
Fair value option investment	$7,258	—	—	$7,258
Available-for-sale investments	$303,584	—	—	$303,584

Total	$337,538	$26,696	—	$310,842

	Fair Value Measurement at Reporting Date Using
		Quoted Prices in	Significant Other	Significant
	February 28,	Active Market for	Observable	Unobservable
Description	2021	Identical Assets	Inputs	Inputs
		(Level 1)	(Level 2)	(Level 3)

Short-term investments
Variable-rate financial instruments	$457,723	—	$457,723	—
Available-for-sale investments	$308,970	—	$308,970	—
Long-term investments
Equity securities with readily determinable fair values	$23,467	$23,467	—	—
Fair value option investment	$7,661	—	—	$7,661
Available-for-sale investments	$361,788	—	—	$361,788

Total	$1,159,609	$23,467	$766,693	$369,449

15.         FAIR VALUE - continued

(a)          Assets and liabilities measured at fair value on a recurring basis-continued

The roll forward of Level 3 investments are as following:

US$

Balance as of February 28, 2019	$353,669

Purchase	95,269
Disposal	(1,512)
Changes in fair value	(45)
Impairment loss	(133,329)
Foreign exchange difference	(3,210)

Balance as of February 29, 2020	$310,842
Purchase	20,349
Transfer in due to reclassification	22,579
Changes in fair value	19,145
Impairment loss	(10,029)
Foreign exchange difference	6,563

Balance as of February 28, 2021	$369,449

(b)        Assets and liabilities measured at fair value on a nonrecurring basis

The Group’s goodwill and intangible assets are primarily acquired through business acquisitions. Purchase price allocation are measured at fair value on a nonrecurring basis as of the acquisition dates. The Group measures its goodwill and intangible assets at fair value on a nonrecurring basis annually or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value. Acquired intangible assets are measured using the income approach - discounted cash flow method when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable.

The Group measures long-term investments (excluding the equity securities with readily determinable fair values, available-for-sale investments and fair value option investment) at fair value on a nonrecurring basis only if an impairment or observable price adjustment is recognized in the current period. Please see Note 10(2), Note 10(3) and Note 10(4).

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

Operating lease cost for the year ended February 29, 2020 and February 28, 2021 were $338,593 and $431,976, respectively, which excluded cost of short-term contracts. Short-term lease cost for the year ended February 29, 2020 and February 28, 2021 were $1,184 and $1,319, respectively.

As of February 29, 2020 and February 28, 2021, the weighted average remaining lease term were 4.9 years and 4.9 years, respectively, and weighted average discount rate were 4.8% and 4.8% for the Group’s operating leases, respectively.

Supplemental cash flow information of the leases were as follows:

	For the year ended,	For the year ended,
	February 29,	February 28,
	2020	2021
Cash payments for operating leases	$314,099	$419,926
Right-of-use assets obtained in exchange for operating lease liabilities	770,942	929,787

The following is a maturity analysis of the annual undiscounted cash flows for lease liabilities as of February 28, 2021:

As of February 28,
Fiscal year ending	2021

February 2022	$419,504
February 2023	417,734
February 2024	351,370
February 2025	269,895
February 2026	192,374
Thereafter	235,810

Total future lease payments	$1,886,687
Less: Imputed interest	(310,452)

Present value of operating lease liabilities	$1,576,235

As of February 28, 2021, the Group has lease contract that has been entered into but not yet commenced amounted to $38,793, and these contracts will commence during fiscal year 2022.

17.         INCOME TAXES

Cayman Islands

The Company and Firstleap are tax-exempted companies incorporated in the Cayman Islands.

Hong Kong

TAL Hong Kong and Firstleap Hong Kong were established in Hong Kong and have been subject to a two-tiered income tax rate for taxable income earned in Hong Kong effectively since April 1, 2018. The first 2 million Hong Kong dollars of profits earned by a company are subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate of 16.5%. No provision for Hong Kong profits tax has been made in the consolidated financial statements as it has no assessable income for the years ended February 28, 2019, February 29, 2020 and February 28, 2021.

PRC

Effective from January 1, 2008, a new Enterprise Income Tax Law, or (“the New EIT Law”), combined the previous income tax laws for foreign invested and domestic invested enterprises in the PRC by the adoption of a unified tax rate of 25% for most enterprises with the following exceptions.

TAL Beijing was qualified as a High and New Technology Enterprises (“HNTE”) and was accordingly entitled to a preferential tax rate of 15% from calendar years 2014 through 2022 and is expected to be subject to an EIT rate of 15% as long as it maintains its status as an HNTE. TAL Beijing applied for Key Software Enterprise status for calendar year 2018 and 2019 and was approved which entitled TAL Beijing to enjoy the preferential tax rate of 10%. For calendar year 2020, TAL Beijing applied for the qualification of Key Software Enterprise to enjoy the preferential tax rate of 10%, which is still subject to the review by the government authorities. Accordingly, TAL Beijing applied 15% for fiscal year 2021 as an HNTE.

17.         INCOME TAXES - continued

PRC - continued

Yidu Huida was qualified as an HNTE and was accordingly entitled to a preferential tax rate of 15% from calendar years 2015 through 2020 and is expected to be subject to an EIT rate of 15% as long as it maintains its status as an HNTE. Yidu Huida applied for Key Software Enterprise status for calendar year 2016, 2017, 2018 and 2019 and was approved respectively, which entitled Yidu Huida to enjoy the preferential tax rate of 10%. For calendar year 2020, Yidu Huida applied for Key Software Enterprise status to qualify for preferential tax rate of 10%, which is still subject to the review by the government authorities. Accordingly, Yidu Huida applied 10% for calendar year 2016 to 2019 under the qualification of Key Software Enterprise and 15% for fiscal year 2021 as an HNTE.

Beijing Xintang Sichuang applied and was qualified as an HNTE where EIT rate of 15% would be applied for calendar years 2018 through 2022. Beijing Xintang Sichuang later applied and was qualified for Key Software Enterprise status for calendar year 2018 and 2019 and entitled to enjoy the preferential tax rate of 10%. For calendar year 2020, Xintang Sichuang applied for Key Software Enterprise which is still subject to the review by the government authorities. Accordingly, Beijing Xintang Sichuang applied 15% for fiscal year 2021 as an HNTE.

Beijing Yinghe Youshi Technology Co., Ltd. (“Yinghe Youshi”) was also qualified as an HNTE and was accordingly entitled to a preferential tax rate of 15% from calendar years 2016 through 2021. It is expected to be subject to an EIT rate of 15% as long as it maintains its status as an HNTE.

Yizhen Xuesi was qualified as “Newly Established Software Enterprise” in calendar year 2017 and therefore it was entitled to a two-year exemption from EIT and a further reduction of tax rate to 12.5% from calendar years 2019 through 2021.

Beijing Lebai Information Consulting Co., Ltd. (“Lebai Information”) was qualified as “Newly Established Software Enterprise” in calendar year 2018 and therefore it was entitled to a two-year exemption from EIT and a further reduction of tax rate to 12.5% from calendar years 2020 through 2022.

Provision (benefits) for income tax consisted of the following:

	For the year ended	For the year ended	For the year ended
	February 28,	February 29,	February 28,
	2019	2020	2021

Current
- PRC income tax expenses	$94,722	$127,731	$161,488
Deferred
- PRC income tax expenses	(18,218)	(58,403)	(231,385)

Total	$76,504	$69,328	$(69,897)

17.         INCOME TAXES – continued

PRC - continued

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets and liabilities were as follows:

	As of	As of
	February 29,	February 28,
	2020	2021
Deferred tax assets:
Advertising expense and prepaid rental	50,187	229,735
Property and equipment	2,576	6,923
Impairment loss on long-term investments	4,559	19,870
Others	19,526	61,482
Tax losses carry-forward	84,007	185,700
Less: valuation allowance	(81,321)	(186,521)

Deferred tax assets, net	$79,534	$317,189

Deferred tax liabilities:
Intangible assets	6,984	10,207
Property and equipment	805	126

Deferred tax liabilities	$7,789	$10,333

As of February 28, 2021, the Group had operating loss carry-forward of $752,251 from entities in PRC to offset the future tax profit for five years, and the period was extended to ten years for entities qualified as HNTE in calendar year 2020 and thereafter. The Company operates its business through its subsidiaries, its VIEs and VIEs’ subsidiaries and schools. The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs and their subsidiaries and schools may not be used to offset other subsidiaries’ or VIEs’ earnings within the Group. Valuation allowance is considered on each individual subsidiary and VIE basis. Valuation allowance of $81,321 and $186,521 had been established as of February 29, 2020 and February 28, 2021, respectively, in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

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

17.         INCOME TAXES – continued

PRC - continued

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group has concluded that there are no significant uncertain tax positions requiring recognition in financial statements for the years ended February 28, 2019, February 29, 2020 and February 28, 2021. The Group did not incur any significant interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future years.

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

Reconciliation between the provision for income taxes computed by applying the PRC EIT rates of 25% in fiscal year 2019, 2020 and 2021 to income before provision for income tax and the actual provision for income tax was as follows:

	For the year ended	For the year ended	For the year ended
	February 28,	February 29,	February 28,
	2019	2020	2021

Income/(loss) before provision for income tax	$457,204	$(50,653)	$(224,623)
PRC statutory income tax rate	25%	25%	25%

Income tax at statutory income tax rate	114,301	(12,663)	(56,156)
Effect of non-deductible expenses and loss and super deduction expenses	(6,252)	(18,117)	2,466
Effect of income tax exemptions and preferential tax rates	(45,625)	(36,750)	(98,368)
Effect of income tax rate difference in other jurisdictions	5,214	97,058	60,806
Change in valuation allowance	8,866	39,800	21,355

Income tax expense / (benefit)	$76,504	$69,328	$(69,897)

17.         INCOME TAXES – continued

PRC - continued

If Yidu Huida, TAL Beijing, Beijing Xintang Sichuang, Yinghe Youshi, Lebai Information and Yizhen Xuesi did not enjoy income tax exemptions and preferential tax rates for the years ended February 28, 2019, February 29, 2020 and February 28, 2021, the increase in income tax expenses and net income/(loss) per share amounts would be as follows:

	For the year ended	For the year ended	For the year ended
	February 28,	February 29,	February 28,
	2019	2020	2021

Increase in income tax expenses	$45,625	$36,750	$98,368
Net income / (loss) per common share-basic	$1.69	$(0.74)	$(1.05)
Net income / (loss) per common share-diluted	$1.61	$(0.74)	$(1.05)

New EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the New EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for PRC EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed a resident enterprise, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25% with the statute which is subject to the determination by PRC tax authorities.

If the Company were to be non-resident for PRC tax purpose, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries, the withholding tax would be 10%.

The Chinese tax authorities clarified that distributions made out of earnings prior to but distributed after January 1, 2008 will not be subject to withholding tax. The aggregate undistributed earnings of the Company’s subsidiaries, VIEs and VIEs’ subsidiaries and schools located in the PRC that are available for distribution are $1,807,724 and $2,583,994 as of February 29, 2020 and February 28, 2021, respectively. Upon distribution of such earnings, the Company will be subject to PRC taxes, the amount of which is impractical to estimate. The Company did not record any withholding tax on any of the aforementioned undistributed earnings because it intends to permanently reinvest all earnings in China and the aforementioned subsidiaries do not intend to declare dividends to the Company.

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

During the years ended February 28, 2019, February 29, 2020 and February 28, 2021, nil, 3,614,796 and 2,000 Class B common shares were converted into nil, 3,614,796 and 2,000 Class A common shares, respectively.

During the years ended February 28, 2019, February 29, 2020 and February 28, 2021, 2,073,711, 2,239,239 and 2,240,585 Class A common shares were issued in connection with vested shares, representing 6,221,133, 6,717,717 and 6,721,755 ADSs, respectively.

During the years ended February 28, 2019, February 29, 2020 and February 28, 2021, 232,024, 114,793 and 359,178 Class A common shares were issued upon exercise of share options, representing 696,072, 344,379 and 1,077,534 ADSs, respectively.

During the years ended February 28, 2019, February 29, 2020 and February 28, 2021, 20,502, 24,702 and nil Class A common shares were issued as consideration for the business acquisitions, respectively.

On April 28, 2020, the Company authorized the repurchase of up to $500 million of Class A common shares over the following 12 months. During the year ended February 28, 2021, the Company repurchased 61,667 Class A common shares at an aggregate consideration of US$9,852. Such common shares were cancelled upon the completion of the transaction.

During the years ended February 28, 2019, February 29, 2020 and February 28, 2021, 443,091, 401,074 and nil Class A common shares issued to bond holders were converted into 1,329,273, 1,203,222 and nil ADSs, respectively.

On February 18, 2019, the Company entered into a subscription agreement with a long-term equity investment firm, pursuant to which the Company issued 5,329,922 Class A common shares to the investment firm in a private placement for aggregate proceeds of $500,000 which was received on February 25, 2019. On November 12, 2020, the Company entered into a subscription agreement with a global growth investment firm, pursuant to which the Company issued 7,575,756 Class A common shares to the investment firm in a private placement for aggregate proceeds of $1,500,000 which was received on November 20, 2020.On December 28, 2020, the Company entered into a subscription agreement with a group of investors, pursuant to which the Company issued 4,984,051 Class A common shares to the investors in a private placement for aggregate proceeds of $1,000,000 which were received by January 22, 2021.

19.         NET INCOME / (LOSS) PER SHARE

	For the year ended	For the year ended	For the year ended
	February 28,	February 29,	February 28,
	2019	2020	2021

Numerator:
Net income/(loss) attributable to TAL Education Group’s shareholders	$367,236	$(110,195)	$(115,990)
Eliminate the dilutive effect of interest expense of the bond payable (i)	162	—	—

Numerator used for calculation of diluted net income/(loss) per share	$367,398	$(110,195)	$(115,990)

Denominator:
Weighted average shares outstanding
Basic	189,951,643	198,184,370	203,603,391
Effect of dilutive securities:
Dilutive effect of non-vested shares and options (ii)	9,689,955	—	—
Dilutive effect of the bond payable (i)	583,336	—	—
Denominator for diluted net income/(loss) per share	200,224,934	198,184,370	203,603,391

Net income/(loss) per common share attributable to TAL Education Group’s shareholders-basic (iii)	$1.93	$(0.56)	$(0.57)
Net income/(loss) per common share attributable to TAL Education Group’s shareholders-diluted	$1.83	$(0.56)	$(0.57)

(i)	The effect of convertible bond, including interest expense and potential converted shares, were excluded from the computation of diluted net loss per share for the years ended February 29, 2020 and February 28, 2021, as its effect would be anti-dilutive.
(ii)	For the years ended February 28, 2019, 2,559,254 non-vested shares and share options were excluded from the calculation, as their effect was anti-dilutive. For the year ended February 29, 2020 and February 28, 2021, 11,319,817 and 9,479,522 potential shares outstanding due to non-vested shares and share options were excluded from the calculation due to their anti-dilutive effect resulted from net loss reported in fiscal year 2020 and fiscal year 2021, respectively.
(iii)	The Company’s common shares are divided into Class A and Class B common shares. Holders of Class A and Class B common shares have the same dividend rights. Therefore, the Company does not present earnings per share for each separate class.

20.         RELATED PARTY TRANSACTIONS

The Group had the following balances and transactions with related parties:

Balances:

	As of	As of
	February 29,	February 28,
	2020	2021

Amounts due from related parties-current (i)	$3,642	$2,964
Amounts due to related parties-current (ii)	$4,361	$3,488

Transactions:

	For the year ended	For the year ended	For the year ended
	February 28,	February 29,	February 28,
	2019	2020	2021

Services fees	$1,888	$6,350	$3,745
Other revenue	$1,374	$4,113	$1,680
Purchase of equipment	$1,068	$120	$804
Disposal gain (iii)	$760	$—	—

(i)	The amounts due from related parties represent loans and prepayments to certain investees for service fees.

In fiscal year 2020 and fiscal year 2021, the Group recorded $33,184 and $16,087 impairment loss on the amounts due from related parties, substantially all of which were provided during the year ended February 29, 2020 and the year ended February 28, 2021, respectively.

(ii)	The amounts due to related parties primarily related to service fees payable to related parties.
(iii)	As disclosed in Note 10(1), in fiscal year 2019, the Group disposed certain equity interests in BabyTree to a related party and recognized disposal gains of $760.

21.         COMMITMENTS AND CONTINGENCIES

Capital commitment

The Group had outstanding capital commitments mainly relating to capital expenditures of office space construction in Beijing and Jiangsu. As of February 28, 2021, the payment due within one year was $306,691 and $196,108 thereafter.

Lease property management fee commitment

Future minimum payments under non-cancelable agreements for property management fees as of February 28, 2021 were as follows:

Fiscal year ending
February 2022	$30,372
February 2023	30,541
February 2024	24,966
February 2025	18,301
February 2026	11,893
Thereafter	18,664

Total	$134,737

Investment commitment

The Group was obligated to pay $12,895 for several long-term investments under various arrangements as of February 28, 2021 with payment due within two years.

Contingencies

As of February 28, 2021, the Group remains in the process of preparing filings and applying for permits of certain learning centers. The Group cannot reasonably estimate the contingent liability of without the filling of the permit; no liabilities is recorded as of February 28, 2021.

During June and July 2018, two putative shareholder class action lawsuits were filed against the Company and certain officers of the Company in the U.S. District Court for the Southern District of New York (“the Court”). These class actions seek to recover damages caused by the Company’s violations of the federal securities laws and pursue remedies under the Securities Exchange Act of 1934 and Rule 10b-5. In September 2018, the Court consolidated the two lawsuits as one case. In November 2020, the Second Circuit reversed and remanded the case to the District Court for further proceedings. On April 26, 2021, the Company and the plaintiffs submitted a joint letter to the Court stating that the parties reached an agreement in principle to settle all claims, subject to, among other items, definitive documentation and the Court’s approval.

The SEC’s Division of Enforcement has requested the Company to provide information relating to certain transactions discussed in a report issued by Muddy Waters Capital LLC in 2018, the Company’s internal review status report, as well as information regarding issues related to the “Light Class” business as Company announced in April 2020.

Based on the current progress and information available, the Company does not believe it has sound basis to develop possible outcome of the class action lawsuits and the SEC’s inquiries as well as the contingent losses it may incur. Therefore, no accrual for contingency loss was recognized in the consolidated statements of operations.

From time to time, the Group may be subject to other legal proceedings and claims incidental to the conduct of its business. The Group accrues the liability when the loss is probable and reasonably estimable.

22.         SEGMENT INFORMATION

The Group is mainly engaged in after-school tutoring in the PRC. The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer. The CODM currently regularly reviews the consolidated financial results of the Group. Therefore, the Group has one single operating and reportable segment. Substantially all of the Group’s long-lived assets are located in the PRC and substantially all of the Group’s revenues are derived from PRC.

23.         MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. Total provisions for such employee benefits were $173,050, $220,366 and $289,416 for the years ended February 28, 2019, February 29, 2020 and February 28, 2021, respectively.

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

The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital of the entities. For the years ended February 29, 2020 and February 28, 2021, the Group made apportions of $2,709 and $1,721 to the statutory surplus reserve, respectively, and $21,313 and $36,852 to the development fund, respectively.

As a result of these PRC laws and regulations and the requirement that distribution by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserve of the Company’s PRC subsidiaries, the VIEs and VIEs’ subsidiaries and schools. As of February 29, 2020 and February 28, 2021, paid-in capital balance of such entities was $580,551 and $669,242, respectively, and statutory reserve balance was $82,712 and $121,285, respectively. The total of restricted net assets as of February 29, 2020 and February 28, 2021 was therefore $663,263 and $790,527, respectively.

25.         SHARE-BASED COMPENSATION

In June 2010, the Company adopted the 2010 Share Incentive Plan. The plan permits the grant of options to purchase the Class A common shares, share appreciation rights, restricted shares, restricted share units, dividend equivalent rights and other instruments as deemed appropriate by the administrator under the plans. In August 2013, the Company amended and restated the 2010 Share Incentive Plan (the “Amendment”). Pursuant to the Amendment, the maximum aggregate number of Class A common shares that may be issued pursuant to all awards under the share incentive plan is equal to five percent (5%) of the total issued and outstanding shares as of the date of the Amendment. However, the shares reserved may be increased automatically if and whenever the unissued share reserve accounts for less than one percent (1%) of the total then issued and outstanding shares, so that after the increase, the shares unissued and reserved under this plan immediately after each such increase shall equal five percent (5%) of the then issued and outstanding shares.

In June, 2020, the Company adopted the 2020 Share Incentive Plan. The 2020 Plan permits the grant of options to purchase Class A common shares, restricted shares, restricted share units and other instruments as deemed appropriate by the administrator under the plan. Pursuant to the 2020 Plan, the maximum aggregate number of shares that may be issued pursuant to all awards (including incentive share options) (the “Award Pool”) is initially five percent (5)% of the total issued and outstanding shares as of the effective date of the 2020 Plan, provided that (A) the Award Pool shall be increased automatically if and whenever the number of shares that may be issued pursuant to ungranted awards under the 2020 Plan (the “Ungranted Portion”) accounts for less than one percent (1)% of the then total issued and outstanding shares of the Company, so that for each automatic increase, the Ungranted Portion immediately after such increase shall equal five percent (5)% of the then total issued and outstanding shares of the Company, and (B) the size of the Award Pool shall be equitably adjusted in the event of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, consolidation or similar transactions.

The Company’s 2010 Share Incentive Plan has ceased to be used for grants of future awards upon the effectiveness of the 2020 Plan.

Non-vested shares – service condition

During the year ended February 28, 2019, the Company granted 2,801,437 service-based non-vested shares to employees and directors which generally vest annually in equal batches over a period of 1 to 13 years.

During the year ended February 29, 2020, the Company granted 1,376,628 service-based non-vested shares to employees and directors which generally vest annual in equal batches over a period of 1 to 8 years.

During the year ended February 28, 2021, the Company granted 1,737,898 service-based non-vested shares to employees and directors which generally vest annual in equal batches over a period of 1 to 6 years.

25.         SHARE-BASED COMPENSATION – continued

Non-vested shares – service condition - continued

The activities of non-vested shares granted with service condition were summarized as follows:

	Service Condition
	Number of	Weighted
	non-vested	average grant date
	shares	fair value

Outstanding as of February 29, 2020	10,272,692	47.73

Granted	1,737,898	210.77
Forfeited	1,361,601	56.77
Vested	2,264,663	49.16

Outstanding as of February 28, 2021	8,384,326	79.67

The Company recorded compensation expense of $74,231, $114,027 and $146,410 for the years ended February 28, 2019, February 29, 2020 and February 28, 2021 related to service-based non-vested shares, respectively.

As of February 28, 2021, the unrecognized compensation expense related to the service-based non-vested share awards amounted to $552,612, which is expected to be recognized over a weighted-average period of 4.0 years. The total fair value of service-based non-vested shares that vested during the years ended February 28, 2019, February 29, 2020 and February 28, 2021 was $41,527, $77,012 and $111,331, respectively.

25.         SHARE-BASED COMPENSATION - continued

Non-vested shares – performance condition

During the year ended February 28, 2021, the Company granted 602,203 performance-based non-vested shares to employees which generally vest annual in equal batches over a period of 1 to 6 years. The vesting of awards is subject to the satisfaction of both a service and performance condition based on individual performance evaluations.

The activities of non-vested shares granted with performance condition were summarized as follows:

	Performance Condition
	Number of	Weighted
	non-vested	average grant date
	shares	fair value

Outstanding as of February 29, 2020	—

Granted	602,203	220.49
Forfeited	45,590	215.85

Outstanding as of February 28, 2021	556,613	220.87

The Company recorded compensation expense of $54,556 for the years ended February 28, 2021 related to performance-based non-vested shares.

As of February 28, 2021, the unrecognized compensation expense related to the performance-based non-vested share awards amounted to $93,123, which is expected to be recognized over a weighted-average period of 3.4 years.

Share options

Share options granted to employees and directors expire ranging from 8 to 12 years from the date of grant.

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

During the year ended February 28, 2021, the Company granted 82,003 share options to employees at exercise prices ranging from $208.41 to $239.01. These share options vest annually in equal batches over a period from 4 to 6 years.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants during the applicable periods:

	For the year ended	For the year ended	For the year ended
	February 28, 2019	February 29, 2020	February 28, 2021
Risk-free interest rate(1)	2.89%-2.92%	1.63%-2.35%	0.31%-0.51%
Expected life (years)(2)	6.00-6.25	6.00-6.25	6.25-7.43
Expected dividend yield(3)	0%	0%	0%
Volatility(4)	34.0%-34.5%	34.2%-35.1%	35.8%-35.9%
Fair value of options at grant date per share	$42.09 to $42.55	$43.53 to $72.09	$65.55 to $90.06

25.         SHARE-BASED COMPENSATION - continued

Share options-continued

(1)	Risk-free interest rate

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

The activities of share options for the years ended February 28, 2021 were as follows:

		Weighted	Weighted	Aggregate
		average	average remaining	intrinsic
	Number	exercise price	contractual	value
Share options	of shares	(US$)	life (Years)	(US$)

Outstanding as of February 29, 2020	1,047,125	35.03	7.25	134,183

Granted	82,003	222.56
Exercised	359,178	23.42
Forfeited	231,367	43.72

Outstanding as of February 28, 2021	538,583	67.58	6.96	88,975

Vested and expected to vest as of February 28, 2021	538,583	67.58	6.96	88,975
Exercisable as of February 28, 2021	224,969	33.61	6.06	44,771

The Company recorded compensation expense of $3,046, $3,916 and $3,979 for the years ended February 28, 2019, February 29, 2020 and February 28, 2021 related to share options, respectively.

Total intrinsic value of options exercised for the years ended February 28, 2019, February 29, 2020 and February 28, 2021 was $19,863, $12,139 and $74,154, respectively. The total fair value of options vested during the years ended February 28, 2019, February 29, 2020 and February 28, 2021 was $2,764, $3,225 and $4,315, respectively.

As of February 28, 2021, there was $11,530 unrecognized share-based compensation expense related to share options, which is expected to be recognized over a weighted-average vesting period of 3.9 years.

25.         SHARE-BASED COMPENSATION - continued

The total compensation expense is recognized on a straight-line basis over the respective vesting periods. The Group recorded the related compensation expense of $77,277, $117,943 and $204,945 for the years ended February 28, 2019, February 29, 2020 and February 28, 2021, respectively.

Table below shows the summary of share-based compensation expense:

	For the year ended	For the year ended	For the year ended
	February 28,	February 29,	February 28,
	2019	2020	2021

Cost of revenues	$706	$1,074	$1,803
Selling and marketing expenses	10,454	19,356	56,609
General and administrative expenses	66,117	97,513	146,533

Total	$77,277	$117,943	$204,945

26.         SUBSEQUENT EVENT

On April 19, 2021, the Company’s board of directors authorized a share repurchase plan under which the Company may repurchase up to US$1,000 million of the Company’s common shares over the next 12 months, subject to the applicable rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Up to date of this report no shares were repurchased under this plan.