Form 20-F/A
period 2022-02-28
TAL Education Group
filed 2022-11-01
CIK 1499620

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

◻ Yes                  ☐ No

Auditor Name: Deloitte Touche Tohmatsu Certified Public Accountants LLP	Auditor Location: Beijing, the People’s Republic of China	Auditor Firm ID: 1113

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

EXPLANATORY NOTE

TAL Education Group (the “Company”) is filing this Amendment No. 1 on Form 20-F/A (this “Amendment No. 1”) to amend its annual report on Form 20-F for the fiscal year ended February 28, 2022 as filed with the Securities and Exchange Commission (the “SEC”) on June 14, 2022 (the “Original Filing”), to address certain comments from the Staff of the SEC in relation to the Original Form 20-F. Accordingly, the Company is restating in their entirety the following sections of the Original Filing: (i) “Part I – Item 3. Key Information” and (ii) “Part III – Item 19. Exhibits” in this Amendment No. 1.

This Amendment No. 1 speaks as of the filing date of the Original Filing, or June 14, 2022. No attempt has been made in this Amendment No. 1 to modify or update in any way the financial statements or any other items or disclosures in the Original Filing, including the disclosure in Item 3 except as required to reflect the amendments in response to the Staff’s comments. Except as specifically noted herein, this Amendment No. 1 does not amend, update or restate any of the information previously included in the Original Filing, nor does this Amendment No. 1 reflect any event that has occurred after the date of the Original Filing. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing and the Company’s other filings with the SEC subsequent to June 14, 2022.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, the Company is also filing or furnishing the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment No. 1.

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

The Holding Foreign Companies Accountable Act

Our ADSs will be delisted and our ADSs and shares will be prohibited from trading in the over-the-counter market in 2024 under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The PCAOB has been unable, and is currently unable, to inspect our auditor in relation to their audit work performed for our financial statements. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong. The PCAOB identified our auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP, as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter trading in the United States could take place in 2024. In July 2022, the SEC conclusively listed TAL Education Group as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended February 28, 2022. On August 26, 2022, the PCAOB signed a Statement of Protocol with the Chinese authorities governing inspections and investigations of audit firms based in Mainland China and Hong Kong, which marks the first step toward providing access for the PCAOB to inspect and investigate registered public accounting firms in Mainland China and Hong Kong. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. In addition, the proposed changes to the law would decrease the number of non-inspection years from three years to two, thus reducing the time period before our ADSs may be prohibited from over-the-counter trading or delisted. If the proposed provision is enacted, our ADS could be delisted from the exchange and prohibited from over-the-counter trading in the United States in 2023. See “Item 3. Key Information—D. Risk Factors—Risk Factors Related to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

Furthermore, in connection with our issuance of securities to foreign investors in the past, under current PRC laws, regulations, and rules, as of the date of this annual report, we, our PRC subsidiaries, and the Consolidated Affiliated Entities (i) have not been required to obtain permissions from or complete filings with the China Securities Regulatory Commission, or the CSRC, (ii) have not been required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or have not been denied such requisite permissions by the CSRC or the CAC. Our PRC counsel has consulted the relevant government authorities, which acknowledged that, under the currently effective PRC laws and regulations, a company already listed in a foreign stock exchange before promulgation of the latest Cybersecurity Review Measures is not required to go through a cybersecurity review by the CAC to conduct a securities offering or maintain its listing status on the foreign stock exchange on which its securities have been listed. Therefore, we believe that under the currently effective PRC laws and regulations, we are not required to go through a cybersecurity review by the CAC for conducting a securities offering or maintain our listing status on the NYSE. In addition, on December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Overseas Listing Provisions, and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Filing Measures, for public comments. Pursuant to these drafts, PRC domestic companies that directly or indirectly seek to offer or list their securities on an overseas stock exchange, including a PRC company limited by shares and an offshore company whose main business operations are in China and who intends to offer securities or be listed on an overseas stock exchange based on its onshore equities, assets, or similar interests, are required to file with the CSRC within three business days after submitting their application documents. The Draft Filing Measures also provides that a PRC domestic company must file with the CSRC within three business days for its follow-on offering of securities or issue of securities to purchase assets after it is listed in an overseas market. Our PRC counsel has advised us that, as of the date of this annual report, the Draft Overseas Listing Provisions and the Draft Filing Measures were released for public comments only and the final version and effective date of such regulations are subject to change with substantial uncertainty. As such, we believe that under the currently effective PRC laws and regulations, we are not required to obtain permissions from or complete filings with the CSRC in connection with any offering of securities to foreign investors as of the date of this annual report.

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

Cessation of K9 Academic AST Services in mainland China

In compliance with regulatory policies promulgated in 2021, including the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education published in July 2021 by the General Office of the CPC Central Committee and the General Office of the State Council, or the Alleviating Burden Opinion Regarding Compulsory Education, we ceased offering the K9 Academic AST Services in mainland China at the end of 2021. The cessation of K9 Academic AST Services in mainland China has had a significantly negative impact on our financial performance for the fiscal year ended February 28, 2022 since revenues from offering K9 Academic AST Services in mainland China accounted for a substantial majority of our total revenues prior to the cessation, and is expected to have a significantly negative impact on our financial performance for the fiscal year ending February 28, 2023 and subsequent periods, compared with that of previous years. More specifically, the impact of cessation of K9 Academic AST Services in mainland China includes the following items in our consolidated financial statements:

Net Revenues

Our total net revenues decreased by 2.3% to $4,390.9 million for the fiscal year ended February 28, 2022 from $4,495.8 million for the fiscal year ended February 28, 2021. The decrease was mainly driven by the cessation of the K9 Academic AST Services in mainland China by the end of December 2021. Furthermore, the Company estimated that for the fiscal years ended February 28, 2021 and 2022, the ceased revenue streams, primarily including K9 Academic AST Services in mainland China, accounted for approximately 80% to 85% of our total revenues. Such percentages represent estimates based on the fees charged for various classes historically as the Company did not maintain discrete financial information for its K9 Academic AST services in mainland China in the past.

Property and Equipment

$256.0 million impairment loss was recorded for certain property and equipment and the leasehold improvements of certain learning centers and offices in the fiscal year ended February 28, 2022, mostly due to the downsize of learning centers as result of regulatory changes and the cessation of K9 Academic AST Services in mainland China.

Intangible Assets

For the fiscal year ended February 28, 2022, an impairment loss of $51.5 million was recorded on our acquired intangible assets as a result of the changes in business outlook primarily due to the regulatory development which led to the cessation of K9 Academic AST Services in mainland China.

Goodwill

Due to regulatory developments over the after-school tutoring services, we noted impairment indicators during the fiscal year ended February 28, 2022. As a result, an impairment loss totaled at $453.6 million was recorded for the year. Goodwill was fully impaired as of February 28, 2022 as a result of changes in the regulatory and the operating environment which led to the changes of our business outlook. The fair value of the reporting units was determined by us with the assistance of independent valuation appraisers using the income-based valuation methodology.

Leases

Certain of our leases were terminated before the expiration of the lease term due to the downsized capacity relating to the cessation of K9 Academic AST Services in mainland China during the fiscal year ended February 28, 2022, and the relevant right-of-use asset, with a carrying amount totaled at $1.1 billion, and the corresponding lease liability were derecognized upon the effectiveness of the early termination.

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

For example, applicable PRC laws and regulations require any entity engaged in certain audio-visual program services via the internet to hold a License for Online Transmission of Audio-visual Programs, or the AVSP or complete relevant registration procedures with the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT (currently known as National Radio and Television Administration) or its local bureaus. As of the date of this document, only wholly state-owned or state-controlled enterprises are eligible to apply for the AVSP. We offer certain online courses on our platforms in live-streaming format and we also offer video recordings of live streaming courses and certain other audio-video contents on our online platforms to our learners. Due to the significant uncertainty regarding the scope of audio-visual program services, we may be required to obtain an AVSP or to complete the relevant registration. However, we may not be able to obtain the AVSP as we are not a wholly state-owned or state-controlled entity. In addition, due to the uncertainty of the definition of “online publishing service,” the online distribution of content, including our course materials, may be regarded as an “online publishing service” and therefore we may be required to obtain an Online Publishing License. If the government authorities deem printing and providing physical learning materials to users as “publishing” or “publication distribution,” we may be required to obtain a Publication License. Further, our online learning contents and products may be deemed to constitute “online education activities” under the Amended Implementation Rules, which may subject our relevant operating entities to obtain a private school operating permit as there is no definition of “online education activities” under the Amended Implementation Rules. Moreover, the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps issued jointly by the MoE with certain other PRC government authorities on August 10, 2019, or the Opinions on Educational Apps, require that mobile Apps that provide services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios, or the Education Apps, be filed with competent provincial regulatory authorities for education. Following the Opinions on Educational Apps, we filed our Education Apps with relevant government authorities. However, to implement the Alleviating Burden Opinion Regarding Compulsory Education, the MoE require all Educational Apps already filed to be refiled to make sure they comply with relevant compliance requirements under the Alleviating Burden Opinion Regarding Compulsory Education. As of the date of this annual report, we have already refiled or are otherwise in the process of applying for refiling of our Educational Apps and have not been subject to any material fines or other form of material regulatory or administrative penalties or sanctions due to the lack of any the licenses, approvals, permits, registrations and filings.

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

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the PRC Ministry of Finance governing inspections and investigations of audit firms based in Mainland China and Hong Kong, which marks the first step toward providing access for the PCAOB to inspect and investigate registered public accounting firms in Mainland China and Hong Kong. However, uncertainties exist with respect to the implementation of this framework and there is no assurance that the PCAOB will be able to execute, in a timely manner, its future inspections and investigations in a manner that satisfies the Statement of Protocol.

Our ADSs will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the HFCAA was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission-Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong. The PCAOB identified our auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP, as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. In July 2022, the SEC conclusively listed TAL Education Group as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended February 28, 2022.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the Chinese authorities governing inspections and investigations of audit firms based in Mainland China and Hong Kong, which marks the first step toward providing access for the PCAOB to inspect and investigate registered public accounting firms in Mainland China and Hong Kong. See “—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.”

Furthermore, by the end of 2022, the PCAOB is required to assess whether China remains a jurisdiction where the PCAOB is not able to inspect and investigate completely auditors registered with the PCAOB. If the PCAOB again concludes that it is not able to inspect and investigate completely audit firms in Mainland China and Hong Kong, we will be identified as a “Commission-Identified Issuer” for the second year after we file our annual report on Form 20-F for the year ending February 28, 2023 which is due by June 30, 2023.

Whether the PCAOB will be able to satisfactorily conduct inspections and investigations of registered public accounting firms headquartered in Mainland China and Hong Kong, including our auditor, before the issuance of our financial statements on the annual report on Form 20-F for the year ending February 29, 2024 which is due by June 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control, including the implementation of the Statement of Protocol signed by the PCAOB and the Chinese authorities. If our ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would materially and adversely affect our business, financial condition, and prospects.

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

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors such as:

●	actual or anticipated fluctuations in our operating results;
●	changes in financial estimates by securities research analysts;
●	changes in the economic performance or market valuation of other companies in our industry;
●	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;
●	addition or departure of our executive officers and key personnel;
●	detrimental negative publicity about us, our competitors or our industry;
●	intellectual property litigation, regulatory investigation or other governmental proceedings against us;

●	substantial sales or perception of sales of our ADSs in the public market; and
●	general economic, regulatory or political conditions in China and the United States.

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

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and
●	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

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

Exhibit Number	Description of Document

4.25	English translation of the Fixed Asset Syndicated Loan Contract dated December 19, 2019 (incorporated herein by reference to Exhibit 4.34 to the Form 20-F filed on June 30, 2020 (File No. 001-34900))

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

4.30†	Executed form of Convertible Notes Purchase Agreement, dated August 27, 2021, and a schedule of executed agreements adopting the same form

8.1†	List of Subsidiaries and Consolidated Affiliated Entities

11.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 11.1 to the Form 20-F filed on May 7, 2021 (File No. 001-34900))

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1†	Consent of Tian Yuan Law Firm

15.2†	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.3†	Consent of Maples and Calder (Hong Kong) LLP

101.INS†	Inline XBRL Instance Document- The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL Document

101.SCH†	Inline XBRL Taxonomy Extension Schema Document

101.CAL†	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF†	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB†	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE†	Inline XBRL Taxonomy Extension Presentation Linkbase Document

Exhibit Number	Description of Document

104†	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

†     Previously filed with the Original Filing

*     Filed herewith

**   Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TAL EDUCATION GROUP

By:	/s/ Bangxin Zhang
Name: Bangxin Zhang
Title: Chairman and Chief Executive Officer

Date: November 1, 2022