Form 20-F
period 2023-02-28
TAL Education Group
filed 2023-05-31
CIK 1499620

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2023.

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

Telephone: +86-10-5292-6669

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

As of February 28, 2023, 163,162,785 Class A common shares, par value $0.001 per share,

and 49,153,604 Class B common shares, par value $0.001 per share, were outstanding.

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

☒  Large accelerated filer         ☐ Accelerated filer         ☐ Non-accelerated filer         ☐ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

INTRODUCTION

In this annual report, except where the context otherwise requires, unless otherwise indicated and for purposes of this annual report only:

●	“ADSs” refers to our American depositary shares, each three of which represent one Class A common share;
●	“China” or “PRC” refers to the People’s Republic of China, and only in the context of describing PRC laws, regulations and other legal or tax matters in this annual report, excludes Taiwan, Hong Kong and Macau;
●	“K-12” refers to the year before the first grade through the last year of high school;
●	“K-9 Academic AST Services” refers to after-school tutoring services on academic subjects offered to students from kindergarten through grade nine;
●	“RMB” or “Renminbi” refers to the lawful currency of China;
●	“shares” or “common shares” refers to our Class A and Class B common shares, par value $0.001 per share;
●	“student enrollments of normal priced long-term course” for a certain period refers to the total number of normal priced long-term courses enrolled in and paid for by our learners during that period, including multiple courses enrolled in and paid for by the same learner, excluding courses offered at significant discounts for promotional purposes or short-term courses offered on an ad hoc basis;
●	“$,” “US$” or “U.S. dollars” refers to the lawful currency of the United States;
●	“U.S. GAAP” refers to generally accepted accounting principles in the United States;
●	“VIEs” refers to variable interest entities including, among others, Beijing Xueersi Network Technology Co., Ltd., or Xueersi Network, Beijing Xueersi Education Technology Co., Ltd., or Xueersi Education, and Xinxin Xiangrong Education Technology (Beijing) Co., Ltd. (previously known as Beijing Dididaojia Education Technology Co., Ltd.), or Xinxin Xiangrong, all of which are domestic companies incorporated in the PRC in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for an illustrative diagram of our corporate structure;
●	“VIE Subsidiaries” refers to the VIEs’ direct and indirect subsidiaries and schools;
●	“VIE Contractual Arrangements” refer to the series of contractual agreements, including exclusive business service agreements, call option agreements, equity pledge agreements, letters of undertaking, and power of attorney agreements entered into by and among our subsidiaries incorporated in the PRC, or PRC subsidiaries, the VIEs and their respective shareholders, and VIE Subsidiaries; and
●	“we,” “us,” “our company” and “our” refer to TAL Education Group, which is not a PRC operating company but a Cayman Islands holding company, and its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs and VIE Subsidiaries. We primarily conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements, and VIE Subsidiaries. This structure entails unique risks to investors. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Corporate Structure” for more details.

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenient translations from Renminbi to U.S. dollars in this annual report on Form 20-F were made at a rate of RMB6.9325 to $1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on February 28, 2023. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

Our Holding Company Structure and VIE Contractual Arrangements

TAL Education Group is not a PRC operating company but a Cayman Islands holding company. We primarily conduct our operations in China through (i) our PRC subsidiaries, and (ii) the VIEs with which we have maintained contractual arrangements, and VIE Subsidiaries. The PRC laws and regulations impose foreign investment restrictions and license requirements on certain learning business and value-added telecommunication services. Therefore, we operate substantially all of such business in China through the VIEs and VIE Subsidiaries and rely on contractual arrangements among our PRC subsidiaries, the VIEs and their nominee shareholders, and VIE Subsidiaries, or VIE Contractual Arrangements, to control the business operations of the VIEs and VIE Subsidiaries. Accordingly, we are considered the primary beneficiary of these entities, whose financial results are consolidated in TAL Education Group’s consolidated financial statements under the U.S. GAAP for accounting purposes. Net revenues contributed by the VIEs and VIE Subsidiaries accounted for 94.4%, 95.5% and 84.9% of our net revenues in the fiscal years ended February 28, 2021, 2022 and 2023, respectively. As used in this annual report, “we,” “us,” “our company,” and “our” refers to TAL Education Group, a Cayman Islands company, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs and VIE Subsidiaries. As of the date of this annual report, all of the VIEs and VIE Subsidiaries are domestic companies incorporated in the PRC in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on the VIE Contractual Arrangements in accordance with U.S. GAAP. Investors of our ADSs are not purchasing the equity interest in the VIEs or VIE Subsidiaries in China, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands, and may never hold equity interests in the VIEs or VIE Subsidiaries.

The VIE Contractual Arrangements include:

(i) exclusive business service agreements, pursuant to which Beijing Century TAL Education Technology Co., Ltd., or TAL Beijing, or its designated affiliates have the exclusive right to provide the VIEs comprehensive intellectual property licensing and various technical and business support services and relevant VIEs agreed to pay service fees annually or regularly to TAL Beijing or its designated affiliates and adjust the service fee rates from time to time at TAL Beijing’s discretion, and TAL Beijing or its designated affiliates is entitled to charge the VIEs and VIE Subsidiaries service fees regularly that amount to substantially all of the net income of the VIEs and VIE Subsidiaries before the service fees;

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

(iii) equity pledge agreements, as supplemented, pursuant to which the respective shareholders of the VIEs unconditionally and irrevocably pledged all of their equity interests in the respective VIEs to TAL Beijing to guarantee performance of the obligations of the respective VIEs and VIE Subsidiaries under the technology support and service agreements with TAL Beijing;

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

Terms contained in each set of the VIE Contractual Arrangements are substantially similar. As a result of the VIE Contractual Arrangements, we have effective control over and are considered the primary beneficiary of the VIEs for accounting purposes, and we have consolidated the financial results of the VIEs and VIE Subsidiaries in our consolidated financial statements.

The following diagram sets out details of our significant subsidiaries, VIEs and VIE Subsidiaries as of February 28, 2023.

TAL Education Group (Cayman Islands)
100%
TAL Holding Limited (Hong Kong)
Offshore
Onshore
100%
100%
Pengxin TAL Industrial Investment (Shanghai) Co., Ltd.
100%
Beijing Century TAL Education Technology Co., Ltd.
Beijing Xintang Sichuang Education Technology Co., Ltd.
100% Sponsorship interest
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
Yachao Liu(2) 14.0%
Yunfeng Bai(3) 10.5%
100%
Xinxin Xiangrong Education Technology (Beijing) Co., Ltd.
Sponsorship interest(4)
schools
100% or Majority
subsidiaries
Sponsorship interest
schools
100%
100% or Majority
subsidiaries
Sponsorship interest
schools
100%
100% or Majority
subsidiaries
Equity interest
Contractual interest

(1)	Mr. Bangxin Zhang is our chairman and chief executive officer who owned 26.7% of the common shares and 72.1% of the voting power of TAL Education Group as of April 30, 2023.
(2)	Mr. Yachao Liu is our chief operating officer who owned 4.2% of the common shares and 5.4% of the voting power of TAL Education Group as of April 30, 2023.
(3)	Mr. Yunfeng Bai is our director who owned less than 1.0% of the common shares and less than 1.0% of the voting power of TAL Education Group as of April 30, 2023.
(4)	Among these schools, certain schools’ majority ownership are directly or indirectly held by Xueersi Education, and the remaining minority ownership are directly or indirectly held by Xueersi Network. For the other schools, Xueersi Education held either 100% or majority ownership for which the remaining minority ownership were held by third parties.

However, the VIE Contractual Arrangements may not be as effective as direct ownership in providing us with control over the VIEs. If we had direct ownership of the VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of these entities, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the VIE Contractual Arrangements, we rely on the performance by the VIEs and their respective shareholders of their obligations under the contracts to exercise control over and receive economic benefits from the VIEs. In addition, we cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or such conflicts will be resolved in our favor. In addition, these individuals may breach, or cause the VIEs to breach, or refuse to renew, the existing VIE Contractual Arrangements. If we cannot resolve any conflict of interest or dispute between us and these individuals, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings. As such, we may incur substantial costs to enforce the terms of the VIE Contractual Arrangements. In addition, the VIE Contractual Arrangements have not been tested in a court of law as of the date of this annual report. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on the VIE Contractual Arrangements for our operations in China, which may not be as effective in providing operational control as direct ownership” and “—The legal owners of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition” for further details.

Our corporate structure is subject to unique risks associated with the VIE Contractual Arrangements. If the PRC government deems that the VIE Contractual Arrangements do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our ADSs may decline significantly in value or become worthless. Our holding company, our PRC subsidiaries, the VIEs and VIE Subsidiaries, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the VIE Contractual Arrangements and, consequently, significantly affect the financial performance of the VIEs, VIE Subsidiaries and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to the VIE Contractual Arrangements. It is uncertain whether any new PRC laws or regulations related to variable interest entity structures will be adopted or, if adopted, what they would provide. If we or any of the VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required licenses, permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the agreements that establish the structure for operating our business in China are not in compliance with applicable PRC laws and regulations, we could be subject to severe penalties.”

We primarily conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements, and VIE Subsidiaries. Our revenues are primarily generated from China. Though the PRC’s Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, the definition of “foreign investment” thereunder is relatively wide and contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council of the PRC government. Therefore, there is no assurance that foreign investments via contractual arrangements would not be interpreted as a type of indirect foreign investment activities in the future. If any of the VIEs were deemed as a foreign-invested enterprise under any such future laws, administrative regulations or provisions and any of our business would be included in any negative list or other form of restrictions on foreign investment, we may need to take further actions to comply with such future laws, administrative regulations or provisions. Such actions may have a material and adverse impact on our business, financial condition, result of operations and prospects. In addition, if the PRC regulatory authorities were to find our legal structure and the VIE Contractual Arrangements to be in violation of any PRC laws, administrative regulations or provisions, we are uncertain what impact of actions by above PRC regulatory authorities would have on us and our ability to consolidate the VIEs and VIE Subsidiaries in the consolidated financial statements. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact our business, financial condition and results of operations.”

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, regulations on the use of variable interest entities, and oversight on cybersecurity and data privacy. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, “Item 3. Key Information— D. Risk Factors—Risks Related to Doing Business in China.”

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the Securities and Exchange Commission, or SEC, will prohibit our shares or our ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in the mainland of China and Hong Kong, including our auditor, which is headquartered in the mainland of China. In July 2022, the SEC conclusively listed us as a “covered issuer”, or SEC-Identified Issuer, under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended February 28, 2022. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed the mainland of China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as an SEC-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in the mainland of China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in the mainland of China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as an SEC-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as an SEC-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—The audit report included in this annual report is prepared by an auditor which the PCAOB was unable to inspect and investigate completely before 2022 and, as such, our investors have been deprived of the benefits of such inspections in the past, and may be deprived of the benefits of such inspections in the future.” and “—If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future, our ADSs may be prohibited from trading in the United States under the HFCAA and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment.”

Permissions Required from the PRC Government Authorities for Our Operations

We primarily conduct our business through our subsidiaries and the VIEs and VIE Subsidiaries in China. Our operations in China are governed by the PRC laws and regulations. As of the date of this annual report, other than disclosed in “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are required to obtain various operating licenses and permits and to make registrations and filings for our current business in China; failure to comply with these requirements may materially and adversely affect our business and results of operations” and “—Risks Related to Doing Business in China—If we fail to obtain and maintain licenses, permits or approvals or to complete registrations and filings required under the evolving regulatory regime for online learning in China, our business, financial condition and results of operations may be materially and adversely affected,” based on the advice of our PRC counsel, we believe our PRC subsidiaries and the VIEs and VIE Subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are necessary for their material business operations in China, including, among others, the private school operating permit, license for internet information services, or ICP license, the License for the Production and Operation of Radio and Television Program, and the Permit for Operating Publications Business.

Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings, or approvals for our business operations.

Furthermore, in connection with our issuance of securities to foreign investors in the past, under current PRC laws, regulations, and rules, as of the date of this annual report, we, our PRC subsidiaries, and the VIEs and VIE Subsidiaries (i) have not been required to obtain permissions from or complete filings with the China Securities Regulatory Commission, or the CSRC, (ii) have not been required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or have not been denied such requisite permissions by the CSRC or the CAC. Our PRC counsel has consulted the relevant government authorities, which acknowledged that, under the currently effective PRC laws and regulations, a company already listed in a foreign stock exchange before promulgation of the latest Cybersecurity Review Measures is not required to go through a cybersecurity review by the CAC to conduct a securities offering or maintain its listing status on the foreign stock exchange on which its securities have been listed. Therefore, we believe that under the currently effective PRC laws and regulations, we are not required to go through a cybersecurity review by the CAC for conducting a securities offering or maintain our listing status on the NYSE. In addition, on February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, effective on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. Pursuant to the press conference held by CSRC for the release of the Overseas Listing Trial Measures and the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, domestic companies that have been listed on a foreign stock exchange prior to the effective date of the Overseas Listing Trial Measures are not required to complete filing with the CSRC to maintain their listing status on the foreign stock exchange, but are required to file with the CSRC within three working days after such domestic companies complete a securities offering on the foreign stock exchange on which their securities have been listed. Since the Overseas Listing Trial Measures were newly promulgated, there are substantial uncertainties as to its interpretation, application and enforcement. If the filing procedure with the CSRC under the Overseas Listing Trial Measures is required for any future offerings, listing or any other capital raising activities by us, it is uncertain whether we could complete the filing procedure in a timely manner, or at all. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC laws, and, if required, we cannot predict whether or for how long we will be able to obtain such approvals or complete such filings.”

The PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers like us and published a series of new rules and regulations in this regard. Since these laws, regulations and rules are newly issued, there are substantial uncertainties as to the interpretation, application and enforcement of such laws, regulations and rules. If we had inadvertently concluded that such approvals were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approvals in the future, we may be unable to obtain such necessary approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.”

Cash and Asset Flows Through Our Organization

TAL Education Group is a Cayman Islands holding company with no operations of its own. We primarily conduct our operations in China through our PRC subsidiaries and the VIEs and VIE Subsidiaries. As a result, although other means are available for us to obtain financing at the holding company level, TAL Education Group’s ability to pay dividends to the shareholders and to service any debt it may incur depends upon dividends paid by our PRC subsidiaries and license and service fees paid by the VIEs and VIE Subsidiaries. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to TAL Education Group. In addition, to the extent cash or assets in our business is in the mainland of China or Hong Kong or a mainland of China or Hong Kong entity, such cash or assets may not be available to fund operations or for other use outside of China due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our PRC subsidiaries, or the VIEs or VIE Subsidiaries by the PRC government to transfer cash or assets. Cash may be transferred within our organization in the following manners:

(i) Under PRC laws, TAL Education Group may directly provide funding to our PRC subsidiaries through capital contributions, loans and cross-border RMB fund pool established under applicable PRC laws and regulations, and to the VIEs and VIE Subsidiaries through loans and cross-border RMB fund pool established under applicable PRC laws and regulations, subject to satisfaction of applicable government registration and approval requirements. With respect to the cross-border RMB fund pool, TAL Education Group, Pengxin TAL Industrial Investment (Shanghai) Co., Ltd. (a wholly-owned subsidiary of TAL Education Group), five of our wholly-owned subsidiaries and one VIE as a Multinational Enterprise Group, started a Round-way Cross-border RMB Fund Pool Business and opened a special deposit account, where the Multinational Enterprise Group can optimize and balance cross-border RMB funds among its domestic and foreign members.

For the years ended February 28, 2021, 2022 and 2023, TAL Education Group, through its intermediate holding companies, provided capital contributions of $10.0 million, $110.2 million and nil to its subsidiaries in China, respectively. TAL Education Group provided $0.4 million, $70.8 million and nil, respectively, to other members in the Multinational Enterprise Group, for the years ended February 28, 2021, 2022 and 2023. For the years ended February 28, 2021, 2022 and 2023, there was no repayment from other members in the Multinational Enterprise Group to TAL Education Group.

(ii) Our subsidiaries, including our PRC subsidiaries, could declare dividends or other distributions to their shareholders and eventually to TAL Education Group. As of the date of this annual report, no dividends or distributions have been made to TAL Education Group by our PRC subsidiaries or other subsidiaries. Our PRC subsidiaries are permitted to pay dividends to their shareholders and eventually to TAL Education Group only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Such payment of dividends by entities registered in China is subject to limitations, which could result in limitations on the availability of cash to fund dividends or make distributions to shareholders of our securities. The amount of dividends paid by our PRC subsidiaries to us primarily depends on the service fees paid to our PRC subsidiaries from the VIEs and VIE Subsidiaries, and, to a lesser degree, our PRC subsidiaries’ retained earnings. For any amounts owed by the VIEs and VIE Subsidiaries to our PRC subsidiaries under the VIE Contractual Arrangements, unless otherwise required by the PRC tax authorities, we are able to have such amounts settled without limitations under the currently effective PRC laws and regulations, provided that the VIEs and VIE Subsidiaries have sufficient funds to do so and that the VIEs and VIE Subsidiaries, if they are in the form of non-enterprise institution, follow the principles of openness, fairness and impartiality, set prices reasonably and establish appropriate decision-making processes, and do not damage the interests of the state, the non-enterprise institution, teachers or students when conducting such transactions. In the fiscal years ended February 28, 2021, 2022 and 2023, our relevant PRC subsidiaries collectively charged $1,123.5 million, $1,174.6 million and $96.2 million in service fees, respectively, to the VIEs and VIE Subsidiaries. The VIEs and VIE Subsidiaries collectively paid $784.4 million, $839.9 million and $316.1 million in service fees to relevant PRC subsidiaries in the fiscal years ended February 28, 2021, 2022 and 2023, respectively. As of February 28, 2021, 2022 and 2023, the balance of the amount payable for the service fees was $417.5 million, $752.2 million and $532.3 million, respectively. The VIEs and VIE Subsidiaries collected net proceeds from relevant PRC subsidiaries of $1,762.4 million and $1,536.3 million in the fiscal years ended February 28, 2021 and 2022, respectively, and provided net funds to relevant PRC subsidiaries of $108.5 million in the fiscal year ended February 28, 2023.

For the details of the financial position, cash flows and results of operation of the VIEs and VIE Subsidiaries, please refer to the “Item 3. Key information—Financial Information Related to the VIEs and VIE Subsidiaries.”

Our PRC subsidiaries and the VIEs and VIE Subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could limit our ability to pay dividends to holders of our ADSs and common shares.”

In November 2010, we paid a $30 million cash dividend to our shareholders of record as of September 29, 2010 out of our cash balance. In December 2012, we paid a $39.0 million cash dividend with $0.25 per share to our shareholders of record at the close of business on December 7, 2012 out of our cash balance. In May 2017, we paid $41.2 million special cash dividend with $0.25 per share to our shareholders of record at the close of business on May 11, 2017 out of our cash balance. No dividends or distributions have been made to the holding company by WFOEs, the VIEs or other subsidiaries. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

We currently do not have cash management policies in place that dictate how funds are transferred between TAL Education Group, our subsidiaries, the VIEs, VIE Subsidiaries and the investors. Rather, the funds can be transferred in accordance with applicable PRC laws and regulations. For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Tax calculation (1)
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)	Under the terms of the VIE Contractual Arrangements, our PRC subsidiaries may charge the VIEs and VIE Subsidiaries for services provided to such entities. These service fees shall be recognized as costs and expenses of the VIEs and VIE Subsidiaries, with corresponding amounts as service income by our PRC subsidiaries and eliminated in consolidation. For income tax purposes, our PRC subsidiaries and the VIEs and VIE Subsidiaries file income tax returns on a separate company basis. The service fees paid are recognized as tax deductions by the VIEs and VIE Subsidiaries and as income by our PRC subsidiaries and are tax neutral.
(3)	Certain of our PRC subsidiaries and the VIEs and VIE Subsidiaries qualify for a preferential income tax rate which is lower than the statutory rate of 25%. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(4)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the VIEs and VIE Subsidiaries will be distributed as fees to TAL Beijing under tax-neutral contractual arrangements. If, in the future, the accumulated earnings of the VIEs and VIE Subsidiaries exceed the service fees paid to TAL Beijing (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by PRC tax authorities), the VIEs and VIE Subsidiaries could make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in the VIEs and VIE Subsidiaries. This would result in such transfer being non-deductible expenses for the VIEs and VIE Subsidiaries but still taxable income for our PRC subsidiaries. Such a transfer and the related tax burdens would reduce our after-tax income to approximately 50.6% of the pre-tax income. Our management believes that there is only a remote possibility that this scenario would happen.

Financial Information Related to the VIEs and VIE Subsidiaries

The following table presents the condensed consolidating schedule of financial position for the VIEs and VIE Subsidiaries and other entities as of the dates presented.

Selected Condensed Consolidated Statements of Operations Information

	For the Year Ended February 28, 2023
			VIEs and
			VIE			Consolidated
	The Company	WFOEs(1)	Subsidiaries	Others	Eliminations	Total

	US$
	(In thousands)
Third-party net revenues	—	112,260	865,846	41,666	—	1,019,772
Inter-company revenues	—	107,282	30,204	428	(137,914)	—
Total costs and operating expenses	(117,005)	(297,313)	(782,753)	(50,217)	114,103	(1,133,185)
(Loss)/income from government subsidies and non-operations	(138,504)	81,786	63,419	(24,620)	21,613	3,694
Income from subsidiaries and VIEs	123,668	153,225	—	158,557	(435,450)	—
(Loss)/income before income tax and income/(loss) from equity method investments	(131,841)	157,240	176,716	125,814	(437,648)	(109,719)
Less: income tax (expenses)/benefits	(1,796)	1,318	(19,630)	(246)	343	(20,011)
Loss from equity method investments	(1,975)	—	(273)	—	—	(2,248)
Net (loss)/income	(135,612)	158,558	156,813	125,568	(437,305)	(131,978)

	For the Year Ended February 28, 2022
			VIEs and
			VIE			Consolidated
	The Company	WFOEs(1)	Subsidiaries	Others	Eliminations	Total

	US$
	(In thousands)
Third-party net revenues	—	177,551	4,193,212	20,144	—	4,390,907
Inter-company revenues	—	1,173,049	11,449	5,175	(1,189,673)	—
Total costs and operating expenses	(521,184)	(812,986)	(4,812,029)	(70,319)	1,190,283	(5,026,235)
(Loss)/income from government subsidies and non-operations	(125,514)	9,534	(20,547)	2,157	(8,432)	(142,802)
Loss from subsidiaries and VIEs	(501,143)	(918,903)	—	(452,185)	1,872,231	—
Loss before income tax and income/(loss) from equity method investments	(1,147,841)	(371,755)	(627,915)	(495,028)	1,864,409	(778,130)
Less: income tax (expenses)/benefits	—	(80,454)	(316,832)	294	—	(396,992)
Income/(loss) from equity method investments	11,726	—	(939)	—	—	10,787
Net loss	(1,136,115)	(452,209)	(945,686)	(494,734)	1,864,409	(1,164,335)

	For the Year Ended February 28, 2021
			VIEs and
			VIE			Consolidated
	The Company	WFOEs(1)	Subsidiaries	Others	Eliminations	Total

	US$
	(In thousands)
Third-party net revenues	—	236,916	4,244,907	13,932	—	4,495,755
Inter-company revenues	—	1,141,716	12,272	14,547	(1,168,535)	—
Total costs and operating expenses	(216,782)	(657,460)	(5,182,473)	(65,157)	1,168,402	(4,953,470)
Income/(loss) from government subsidies and non-operations	10,772	76,857	145,836	(806)	433	233,092
Income/(loss) from subsidiaries and VIEs	83,269	(594,633)	—	120,898	390,466	—
(Loss)/income before income tax and income/(loss) from equity method investments	(122,741)	203,396	(779,458)	83,414	390,766	(224,623)
Less: income tax (expenses)/benefits	(63)	(82,518)	152,361	117	—	69,897
Income from equity method investments	6,814	—	4,862	—	—	11,676
Net (loss)/income	(115,990)	120,878	(622,235)	83,531	390,766	(143,050)

Selected Condensed Consolidated Balance Sheets Information

	As of February 28, 2023
			VIEs and
			VIE			Consolidated
	The Company	WFOEs(1)	Subsidiaries	Others	Eliminations	Total

	US$
	(In thousands)
Assets
Cash and cash equivalents	1,336,235	330,994	331,081	23,617	—	2,021,927
Amount due from Group companies	361,461	2,555,380	341,862	19,435	(3,278,138)	—
Other current assets	936,003	271,245	234,186	5,046	—	1,446,480
Total current assets	2,633,699	3,157,619	907,129	48,098	(3,278,138)	3,468,407
Investment in subsidiaries and VIEs	919,829	—	—	1,127,388	(2,047,217)	—
Property and equipment, net	—	55,431	238,898	2,177	(7,629)	288,877
Other non-current assets	324,237	18,245	619,221	5,367	—	967,070
Total assets	3,877,765	3,231,295	1,765,248	1,183,030	(5,332,984)	4,724,354
Liabilities
Deferred revenue-current	—	7,072	213,239	14,578	—	234,889
Amount due to Group companies	30,388	461,489	2,554,768	232,356	(3,279,001)	—
Other current liabilities	2,734	90,797	449,854	5,591	—	548,976
Total current liabilities	33,122	559,358	3,217,861	252,525	(3,279,001)	783,865
Deficits of investment in subsidiaries and VIEs	—	1,539,489	—	—	(1,539,489)	—
Other non-current liabilities	—	5,065	112,807	1,704	—	119,576
Total liabilities	33,122	2,103,912	3,330,668	254,229	(4,818,490)	903,441
Total equity	3,844,643	1,127,383	(1,565,420)	928,801	(514,494)	3,820,913
Total liabilities and equity	3,877,765	3,231,295	1,765,248	1,183,030	(5,332,984)	4,724,354

	As of February 28, 2022
			VIEs and
	The		VIE			Consolidated
	Company	WFOEs(1)	Subsidiaries	Others	Eliminations	Total

	US$
	(In thousands)
Assets
Cash and cash equivalents	812,377	456,595	359,208	10,009	—	1,638,189
Amount due from Group companies	612,066	3,256,687	480,722	44,309	(4,393,784)	—
Other current assets	1,657,282	54,842	276,804	2,259	—	1,991,187
Total current assets	3,081,725	3,768,124	1,116,734	56,577	(4,393,784)	3,629,376
Investment in subsidiaries and VIEs	882,221	—	—	1,145,901	(2,028,122)	—
Property and equipment, net	—	79,995	206,030	3,587	(8,386)	281,226
Other non-current assets	251,808	26,479	883,759	9,880	—	1,171,926
Total assets	4,215,754	3,874,598	2,206,523	1,215,945	(6,430,292)	5,082,528
Liabilities
Deferred revenue-current	—	19	182,337	5,362	—	187,718
Amount due to Group companies	182,926	736,275	3,165,700	300,368	(4,385,269)	—
Other current liabilities	2,677	123,887	583,051	5,251	—	714,866
Total current liabilities	185,603	860,181	3,931,088	310,981	(4,385,269)	902,584
Deficits of investment in subsidiaries and VIEs	—	1,858,676	—	—	(1,858,676)	—
Other non-current liabilities	—	9,834	164,169	3,679	—	177,682
Total liabilities	185,603	2,728,691	4,095,257	314,660	(6,243,945)	1,080,266
Total equity	4,030,151	1,145,907	(1,888,734)	901,285	(186,347)	4,002,262
Total liabilities and equity	4,215,754	3,874,598	2,206,523	1,215,945	(6,430,292)	5,082,528

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended February 28, 2023
			VIEs and
	The		VIE			Consolidated
	Company	WFOEs(1)	Subsidiaries	Others	Eliminations	Total

	US$
	(In thousands)
Net cash provided by / (used in) operating activities	14,674	40,908	(56,397)	8,173	—	7,358
Loan and fund pool to entities within the Group	(4,557)	(13,124)	(2,100)	—	19,781	—
Repayment of loan to entities within the Group	2,717	121,641	5	—	(124,363)	—
Investment in entities within the Group	(865)	—	—	—	865	—
Other investing activities	(24,024)	(201,092)	(76,209)	(301)	—	(301,626)
Net cash used in investing activities	(26,729)	(92,575)	(78,304)	(301)	(103,717)	(301,626)
Net proceeds from loan and fund pool from entities within the Group	2,100	—	13,124	4,557	(19,781)	—
Repayment of loan to entities within the Group	(3)	—	(121,635)	(2,725)	124,363	—
Proceeds from group capital contribution	—	—	—	865	(865)	—
Other financing activities	(66,184)	—	—	—	—	(66,184)
Net cash (used in) / provided by financing activities	(64,087)	—	(108,511)	2,697	103,717	(66,184)

	For the Year Ended February 28, 2022
			VIEs and
	The		VIE			Consolidated
	Company	WFOEs(1)	Subsidiaries	Others	Eliminations	Total

	US$
	(In thousands)
Net cash provided by / (used in) operating activities	74,281	433,808	(1,418,908)	(28,365)	—	(939,184)
Loan and fund pool to entities within the Group	(212,542)	(1,538,343)	—	—	1,750,885	—
Repayment of loan to entities within the Group	2,352	2,085	—	—	(4,437)	—
Investment in entities within the Group	—	—	—	(110,200)	110,200	—
Other investing activities	994,197	569,214	(194,349)	(346)	—	1,368,716
Net cash provided by / (used in) investing activities	784,007	(967,044)	(194,349)	(110,546)	1,856,648	1,368,716
Net proceeds from loan and fund pool from entities within the Group	—	70,757	1,538,343	141,785	(1,750,885)	—
Repayment of loan to entities within the Group	—	—	(2,085)	(2,352)	4,437	—
Proceeds from group capital contribution	—	110,200	—	—	(110,200)	—
Other financing activities	(2,766,679)	—	—	—	—	(2,766,679)
Net cash (used in) / provided by financing activities	(2,766,679)	180,957	1,536,258	139,433	(1,856,648)	(2,766,679)

	For the Year Ended February 28, 2021
			VIEs and
	The		VIE			Consolidated
	Company	WFOEs(1)	Subsidiaries	Others	Eliminations	Total

	US$
	(In thousands)
Net cash (used in) / provided by operating activities	(11,253)	2,053,596	(1,034,695)	(52,916)	—	954,732
Loan and fund pool to entities within the Group	(79,469)	(1,762,356)	—	—	1,841,825	—
Repayment of loan to entities within the Group	11,083	—	—	—	(11,083)	—
Investment in entities within the Group	—	—	—	(10,000)	10,000	—
Other investing activities	(1,842,514)	(574,720)	(224,235)	—	—	(2,641,469)
Net cash used in investing activities	(1,910,900)	(2,337,076)	(224,235)	(10,000)	1,840,742	(2,641,469)
Net proceeds from loan and fund pool from entities within the Group	—	367	1,762,356	79,102	(1,841,825)	—
Repayment of loan to entities within the Group	—	—	—	(11,083)	11,083	—
Proceeds from group capital contribution	—	10,000	—	—	(10,000)	—
Other financing activities	4,798,331	—	(3,518)	—	—	4,794,813
Net cash provided by financing activities	4,798,331	10,367	1,758,838	68,019	(1,840,742)	4,794,813

Notes:

(1)	As used in this section, “WFOEs” include WFOEs that are the primary beneficiary of the VIEs, their designated affiliates, also being WFOEs, which charged service fees on the VIEs, VIE Subsidiaries and other PRC subsidiaries.

Cessation of K-9 Academic AST Services in the Mainland of China

In compliance with regulatory policies promulgated in 2021, including the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education published in July 2021 by the General Office of the CPC Central Committee and the General Office of the State Council, or the Alleviating Burden Opinion Regarding Compulsory Education, we ceased offering the K-9 Academic AST Services in the mainland of China at the end of 2021. The cessation has had a substantial adverse impact on our revenues for the fiscal year ended February 28, 2022 and subsequent periods. In the fiscal years ended February 28, 2021 and 2022, the revenues from offering K-9 Academic AST Services in the mainland of China accounted for a substantial majority of our total net revenues prior to the cessation of such services. More specifically, the impact of cessation of K-9 Academic AST Services in the mainland of China includes the following items in our consolidated financial statements.

Net Revenues

Our total net revenues decreased by 2.3% from $4,495.8 million for the fiscal year ended February 28, 2021 to $4,390.9 million for the fiscal year ended February 28, 2022, and further decreased by 76.8% to $1,019.8 million for the fiscal year ended February 28, 2023. The decrease was mainly driven by the cessation of the K-9 Academic AST Services in the mainland of China by the end of December 2021.

Property and Equipment

$256.0 million and $0.7 million impairment loss was recorded for certain property and equipment and the leasehold improvements of certain learning centers and offices in the fiscal year ended February 28, 2022 and 2023, respectively. The impairment loss in the fiscal year ended February 28, 2022 was mostly due to the downsize of learning centers as result of regulatory and market changes and the cessation of K-9 Academic AST Services in the mainland of China.

Intangible Assets

For the fiscal year ended February 28, 2022, an impairment loss of $51.5 million was recorded on our acquired intangible assets as a result of the changes in business outlook primarily due to the regulatory development which led to the cessation of K-9 Academic AST Services in the mainland of China. We recorded nil impairment loss for the fiscal year ended February 28, 2023.

Goodwill

Due to regulatory developments over the after-school tutoring services, we noted impairment indicators during the fiscal year ended February 28, 2022. As a result, an impairment loss amounting to $453.6 million was recorded for the year. Goodwill was fully impaired as of February 28, 2022 as a result of changes in the regulatory and the operating environment which led to the changes of our business outlook. The fair value of the reporting units was determined by us with the assistance of independent valuation appraisers using the income-based valuation methodology. We recorded nil impairment loss for the fiscal year ended February 28, 2023.

Leases

Certain of our leases were terminated before the expiration of the lease term due to the downsized capacity relating to the cessation of K-9 Academic AST Services in the mainland of China, and the relevant right-of-use asset, with a carrying amount totaled at $1.1 billion and $57.7 million during the fiscal year ended February 28, 2022 and 2023, respectively, and the corresponding lease liability were derecognized upon the effectiveness of the early termination.

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

Risks Related to Our Business and Industry

●	If we are not able to develop new types of learning products or services under the recent regulatory policies in China to successfully attract prospective learners and customers in a timely or cost-effective manner or to continue to attract learners and customers to purchase our existing products or services, our business, results of operations and prospects will continue to be materially and adversely affected.
●	If we fail to successfully design and execute our growth strategies, our business and prospects may be materially and adversely affected.
●	If we are not able to maintain and enhance the value of our brands, our business and operating results may be harmed.
●	Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the after-school tutoring industry. In particular, our compliance with the Alleviating Burden Opinion Regarding Compulsory Education and the implementation measures issued by the relevant PRC government authorities has had, and could have further, material adverse effect on us.

●	We are required to obtain various operating licenses and permits and to make registrations and filings for our current business in China; failure to comply with these requirements may materially and adversely affect our business and results of operations.
●	We face significant competition, and if we fail to compete effectively, we may lose our market share or fail to gain additional market share, and our profitability may be adversely affected.
●	Our historical financial and operating results, growth rates and profitability may not be indicative of future performance.
●	We may not be able to recruit, train and retain qualified and dedicated teachers, who are critical to the success of our business and the effective delivery of our services to learners.
●	We are subject to risks related to global expansion.

Risks Related to Our Corporate Structure

●	TAL Education Group is not a PRC operating company but a Cayman Islands holding company with no equity ownership in the VIEs. We primarily conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements, and VIE Subsidiaries. Investors of our ADSs thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that the VIE Contractual Arrangements do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, the VIEs and VIE Subsidiaries, and the investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the VIE Contractual Arrangements and, consequently, significantly affect the financial performance of the VIEs, VIE Subsidiaries and our company as a group. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the agreements that establish the structure for operating our business in China are not in compliance with applicable PRC laws and regulations, we could be subject to severe penalties” for details.
●	We rely on the VIE Contractual Arrangements for our operations in China, which may not be as effective in providing operational control as direct ownership.
●	Any failure by the VIEs or their respective shareholders or VIE Subsidiaries to perform their obligations under the VIE Contractual Arrangements would have a material adverse effect on our business and financial condition.
●	The legal owners of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Risks Related to Doing Business in China

●	Uncertainties with respect to the PRC legal system could have a material adverse effect on us. Certain laws and regulations are relatively new and can change quickly with little advance notice. In addition, the interpretations of many laws, regulations and rules are not always consistent, and enforcement of these laws, regulations and rules involve uncertainties, which may limit the available legal protections. Furthermore, the PRC administrative and court authorities have significant discretion in interpreting and implementing or enforcing statutory rules and contractual terms, and it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we may enjoy in China than under some more developed legal systems. These uncertainties may affect our judgment on the relevance of legal requirements and our decisions on the measures and actions to be taken to fully comply therewith and may affect our ability to enforce our contractual or tort rights. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us” for details.

●	We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the operation of our business, and it may influence our operations at any time, which could result in a material adverse change in our operation and the value of our ADSs. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs” for details.
●	Failure to comply with various evolving PRC laws and regulations regarding cybersecurity and data privacy could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.
●	The PRC government has recently indicated an intent to exert more oversight over overseas offerings by and foreign investment in China-based issuers like us. On February 17, 2023, the CSRC released the Overseas Listing Trial Measures, and five supporting guidelines, effective on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. In addition, domestic companies that have been listed on a foreign stock exchange prior to the effective date of the Overseas Listing Trial Measures are required to file with the CSRC within three working days after such domestic companies complete a securities offering on the foreign stock exchange on which their securities have been listed. Since the Overseas Listing Trial Measures were newly promulgated, there are substantial uncertainties as to its interpretation, application and enforcement. If the filing procedure with the CSRC under the Overseas Listing Trial Measures is required for any future offerings, listings or any other capital raising activities by us, it is uncertain whether we could complete the filing procedure in a timely manner, or at all. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC laws, and, if required, we cannot predict whether or for how long we will be able to obtain such approvals or complete such filings” for details.
●	The audit report included in this annual report is prepared by an auditor which the PCAOB was unable to inspect and investigate completely before 2022 and, as such, our investors have been deprived of the benefits of such inspections in the past, and may be deprived of the benefits of such inspections in the future.
●	If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future, our ADSs may be prohibited from trading in the United States under the HFCAA and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment.
●	We may rely on dividends paid by our subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. In particular, PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. PRC companies are also required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their statutory surplus reserves until the accumulative amount of such reserves reaches 50% of their registered capital. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries and the VIEs in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. To the extent cash or assets in our business are in the mainland of China or Hong Kong or a mainland of China or Hong Kong entity, such cash or assets may not be available to fund operations or for other use outside of China due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our PRC subsidiaries, or VIEs or VIE Subsidiaries by the PRC government to transfer cash or assets. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could limit our ability to pay dividends to holders of our ADSs and common shares” for details.

Risks Related to Our ADSs

●	The market price for our ADSs may be volatile.
●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change-of-control transactions that holders of our Class A common shares and ADSs may view as beneficial.
●	Our corporate actions are substantially controlled by our officers, directors and their affiliated entities.

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

The success of our business in the future depends primarily on our ability to develop new types of learning products or services to meet market needs while in compliance with the then effective regulatory policies in China. This will depend on several factors, including our ability to adapt existing programs or solutions to respond to changes in regulatory policies, market trends and learner demands, expand our geographic reach, effectively market our services or solutions to a broader base of prospective learners and customers, develop additional high-quality learning content solutions, maintain consistent and high teaching quality and respond effectively to competitive pressures. If we are unable to successfully attract prospective learners and customers with new types of learning products or services in a timely or cost-effective manner or if we are not able to continue to attract learners and customers to purchase our existing products or services and to increase the spending of our learners and customers, there is no guarantee that our revenues may resume or maintain growth in the future, which may have a material adverse effect on our business, financial condition and results of operations.

We also engage in new initiatives from time to time to expand our offerings or market reach. We may dedicate significant resources to our new initiatives, but fail to achieve expected results from such new initiatives. However, some of those new initiatives may be easily replicable by our competitors in a short timeframe, which may render our efforts less valuable. In addition, if such new initiatives are not well accepted by market, the reputation of our other offerings and our overall brand and reputation may be harmed. As a result, our overall business and results of operations may be materially and adversely affected. In addition, some of these new initiatives have not generated significant or any profit to date. We have limited experience responding quickly to changes and competing successfully for certain of these new areas. In addition, newer offerings may require more financial and managerial resources than available. Furthermore, there is limited operating history on which you can base your evaluation of the business and prospects of these relatively more recent offerings.

If we fail to successfully design and execute our growth strategies, our business and prospects may be materially and adversely affected.

It is paramount that we properly design our growth strategies amidst the current regulatory policies and competitive environment. Our current growth strategies include continuing to enhance the learning services and others with better learning experience and wider offerings, enhancing learning content solutions, and making further investments to strengthen our fundamental capabilities. We may not succeed in executing our growth strategies due to a number of factors, including, without limitation, the following:

●	we may fail to promote our current business in existing markets or identify, or market our current business in, new markets with sufficient growth potential;
●	we may fail to obtain the requisite licenses and permits necessary to operate our business at our desired locations from local government authorities or face risks in opening without the requisite licenses and permits;
●	we may not be able to further expand our existing content library or solutions;

●	we may not be able to retain core talents that are critical to our business;
●	we may fail to maintain our competitive advantages in the market;
●	we may not be able to expand the scale of our current business in a cost-effective and timely manner;
●	we may not be able to successfully replicate or adapt our business model in overseas markets; and
●	we may not be able to successfully identify new business opportunities, if any, or integrate acquired businesses and may not be able to achieve the benefits we expect from recent and future acquisitions or investments.

If we fail to successfully execute on our growth strategies, we may not be able to maintain our growth rate and our business and prospects may be materially and adversely affected as a result.

If we are not able to maintain and enhance the value of our brands, our business and operating results may be harmed.

We believe that market awareness of our “Xueersi” brand has contributed significantly to the success of our business, and that maintaining and enhancing the value of this brand is critical to maintaining and enhancing our competitive advantage. If we are unable to successfully promote and market our brands and services, our ability to attract new learners could be adversely impacted and, consequently, our financial performance could suffer. We engage in a range of marketing activities to enhance our brands. We have also sought to strengthen recognition for our other brands, such as our “Haoweilai” brand, which is the umbrella brand for all our brands, and our “Think Academy,” through which we provide our offerings outside the mainland of China. A number of factors could prevent us from successfully promoting our brands, including learner dissatisfaction with our services, and the failure of our marketing tools and strategies to attract prospective learners. In addition, our brands may be adversely affected by misconduct and non-compliance, including those related to licensing or qualification requirements, of our business partners who purchase our services and solutions. If we are unable to maintain and enhance our existing brands, successfully develop additional brands, or utilize marketing tools in a cost-effective manner, our revenues and profitability may suffer. See “—Our brand image, business and results of operations may be adversely impacted by illegal, fraudulent or collusive activities or other wrongdoings by our employees and third parties.”

Furthermore, we cannot assure you that our sales and marketing efforts will be successful in further promoting our brands in a cost-effective manner. If we are unable to further enhance our brand recognition and increase awareness of our services, or if we incur excessive sales and marketing expenses, our business and results of operations may be materially and adversely affected.

Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the after-school tutoring industry. In particular, our compliance with the Alleviating Burden Opinion Regarding Compulsory Education and the implementation measures issued by the relevant PRC government authorities has had, and could have further, material adverse effect on us.

The regulatory environment with respect to the industry that we have been operating in China is changing rapidly for the past years and therefore is subject to substantial uncertainties. Prior to the end of December 2021, we primarily operate the K-9 Academic AST Services in China. In July 2021, the General Office of the CPC Central Committee and the General Office of the State Council promulgated the Alleviating Burden Opinion Regarding Compulsory Education, which contains high-level policy directives in terms of the requirements and restrictions on after-school tutoring institutions, including, among other things, (i) institutions providing after-school tutoring services on academic subjects in China, or Academic AST Institutions, need to be registered as non-profit institutions; (ii) foreign ownership in Academic AST Institutions is prohibited, including through contractual arrangements, and companies with existing foreign ownership need to rectify the situation; (iii) listing or raising capital from capital markets to invest in, or acquire, Academic AST Institutions is prohibited and local government authorities shall no longer approve any new Academic AST Institutions; (iv) online Academic AST Institutions that have previously filed with the local education administration authorities shall be re-approved; (v) for non-academic tutoring, local government authorities shall identify corresponding competent authorities for different tutoring categories, set forth standards and approve relevant non-academic tutoring institutions; and (vi) other compliance requirements for the operation of after-school tutoring institutions, including without limitation that after-school tutoring institutions shall not provide tutoring services during national holidays, weekends and school breaks, and that risk management and control shall be established over the pre-collection of fees by after-school tutoring institutions. See “Item 4. Information on the Company—B. Business Overview—PRC Regulations—Regulations on Private Education—Regulations on After-school Tutoring Institutions and Online Education” for more details.

The Alleviating Burden Opinion Regarding Compulsory Education also provides that administration over academic tutoring services for high school students, which do not fall within China’s compulsory education system, shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion Regarding Compulsory Education, however, it remains uncertain as to how and to what extent such implementation by reference will be. Therefore, we may be required to take further actions regarding our high-school academic tutoring services to comply with the Alleviating Burden Opinion Regarding Compulsory Education and its implementation measures. Further, the Ministry of Education of the PRC, or the MoE, together with other government authorities, issued several implementation regulations and rules, including without limitation, a circular requiring all Academic AST Institutions providing K-9 Academic AST Services to complete registration as non-profit by the end of 2021 and a circular requiring all online Academic AST Institutions that have filed with the local education administration authorities providing tutoring services on academic subjects to obtain the private school operating permit by the end of 2021. See “Item 4. Information on the Company—B. Business Overview—PRC Regulations—Regulations on Private Education—Regulations on After-school Tutoring Institutions and Online Education” for more details.

We have been closely monitoring the evolving regulatory environment and are making efforts to seek guidance from and cooperate with the government authorities to comply with the Alleviating Burden Opinion Regarding Compulsory Education and its implementation measures. In compliance with the Alleviating Burden Opinion Regarding Compulsory Education and applicable rules, regulations and measures, we ceased offering K-9 Academic AST Services in China by the end of December 2021. The cessation has had a substantial adverse impact on our revenues for the fiscal year ended February 28, 2022 and subsequent periods. In the fiscal years ended February 28, 2021 and 2022, the revenues from offering K-9 Academic AST Services in the mainland of China accounted for a substantial majority of our total net revenues prior to the cessation of such services. Due to the complexity and substantial uncertainty of the regulatory environment and considering that local authorities in different regions may adopt different interpretation and implementation measures, we cannot assure you that our operations would be in full compliance with applicable laws, regulations and policies, including the Alleviating Burden Opinion Regarding Compulsory Education and its implementation measures, in a timely manner, or at all, in all geographic areas where we operate our business. We may become subject to fines or other penalties or be required to terminate certain operations or incur material costs and expenses to comply with such applicable laws, regulations and policies, in which case our business, financial condition and results of operations could be materially and adversely affected. There may be new PRC rules or regulations on the business we currently operate, and such new rules and regulations may subject our business operations to further adjustments. In the event of such changes, our business operations may be adversely impacted.

We are required to obtain various operating licenses and permits and to make registrations and filings for our current business in China; failure to comply with these requirements may materially and adversely affect our business and results of operations.

We are required to obtain and maintain various licenses and permits and fulfill registration and filing requirements in order to operate our current business. For instance, the Private Education Law and the Amended Implementation Rules for the Private Education Law, or the Amended Implementation Rules, effective on September 1, 2021, require that private schools obtain private school operating permits and their branches make filings with the relevant education authorities. It is further provided in the relevant directives that local government authorities shall identify corresponding competent authorities for different tutoring categories and set forth standards by categories to approve relevant non-academic tutoring institutions. As of the date of this annual report, some local government authorities have issued rules or recently released draft rules for public comments requiring non-academic tutoring institutions to obtain private school operating permits and comply with relevant implementation measures. Given these local rules are recently promulgated, there are substantial uncertainties as to their interpretation, application, and enforcement. As of the date of this annual report, substantially all of our schools and their branches have obtained the private school operating permits and completed such filings as required by relevant government authorities or are otherwise in the process of applying for such operating permits or completing such filings in accordance with newly promulgated rules.

Although we follow internal guidelines to make necessary registrations and filings and obtain, maintain and renew necessary licenses and permits on a timely basis, we cannot assure you we could obtain, maintain and renew all requisite licenses, permits, approvals and filings or pass all requisite assessments in a timely manner, or at all. Even if we obtain relevant licenses and permits, such as private school operating permits, there is no assurance that such licenses and permits cover all the learning services we currently provide or that we would not be required to obtain additional licenses or permits, such as additional private school operating permits, in the future. Besides, we are subject to various compliance requirements under applicable laws and regulations regarding our current business. See “Item 4. Information on the Company—B. Business Overview—PRC Regulations” for more details. We are closely monitoring the evolving regulatory environment and making efforts to seek guidance from and cooperate with the competent local government authorities to comply with relevant administrative measures regarding our current business. However, we cannot assure you that the operations of our current business would be in full compliance with applicable laws, regulations and policies, in a timely manner, or at all as relevant government authorities have significant discretion in interpreting and implementing such laws and regulations and their related local rules. We also cannot assure you that there will not be new PRC rules or regulations on the current business we operate, or such new rules and regulations will not subject our business operations to additional license or filing requirements. If we fail to comply with applicable legal requirements, we may be subject to fines, confiscation of the gains derived from our non-compliant operations or the suspension of our non-compliant operations, which may materially and adversely affect our business and results of operations.

We face significant competition, and if we fail to compete effectively, we may lose our market share or fail to gain additional market share, and our profitability may be adversely affected.

The learning solutions market in China is rapidly evolving, highly fragmented and competitive, and we expect competition to persist and intensify. We face competition in each type of products or services we offer and in each geographic market where we operate. Our competitors include providers of learning services and learning content solutions.

Our learner enrollments and sales of products or solutions may decrease due to intense competition. Some of our competitors may be able to dedicate greater resources than we can to the development, promotion and sale of their solutions, programs, services and products, respond more quickly than we can to changes in learner needs, market trends or new technologies and have gained more experience in certain areas than we have due to their longer operating history. Moreover, the increasing use of the internet and advancement in internet, mobile internet and computer-related technologies, such as online live broadcasting technologies, are eliminating geographic and physical facility-related entry barriers to providing learning services or solutions. As a result, smaller local companies or internet-content providers may be able to use the internet or mobile internet to offer their programs, services and products quickly and cost-effectively to a large number of learners with lower capital expenditures than previously required. Consequently, we may be pressured to reduce course fees or increase spending in response to competition in order to retain or attract learners or pursue new market opportunities, which could result in a decrease in our revenues and profitability. We will also face increased competition as we expand our operations. We cannot assure you that we will be able to compete successfully against current or future competitors. If we are unable to maintain our competitive position or otherwise effectively respond to competition, we may lose our market share or fail to gain additional market share, and our profitability may be materially and adversely affected.

Our historical financial and operating results, growth rates and profitability may not be indicative of future performance.

Our net revenues decreased from $4,495.8 million in the fiscal year ended February 28, 2021 to $4,390.9 million in the fiscal year ended February 28, 2022 and further decreased to $1,019.8 million in the fiscal year ended February 28, 2023. Any evaluation of our business and our prospects must be considered in light of the risks and uncertainties encountered by companies at our stage of development, especially considering the recent change of regulatory policies on the after-school tutoring services market. In addition, our past results may not be indicative of future performance because of the cessation of K-9 Academic AST Services in the mainland of China by the end of December 2021 as well as any new businesses developed or acquired by us. Substantial uncertainties exist with respect to the profitability and cash generating capability of such new businesses. Furthermore, our results of operations may vary from period to period in response to factors beyond our control, including general economic conditions, regulations or government actions pertaining to the learning solutions market in China, changes in spending on learning solutions and non-recurring charges incurred under unexpected circumstances or in connection with acquisitions, equity investments or other extraordinary transactions. Due to these and other factors, our historical financial and operating results, growth rates and profitability as well as quarter-to-quarter comparisons of our operating results may not be indicative of our future performance and investors should not rely on them to predict our future performance.

If we fail to adopt new technologies or upgrade existing technologies that are important to our business, our competitive position and ability to generate revenues may be materially and adversely affected.

We believe our technologies are core to our success and are critical to the implementation of our business model. However, we cannot assure you that we can keep up with the fast pace of the technology industry, and continue to develop, innovate and utilize our proprietary capabilities. Our technologies may become obsolete or insufficient due to the new solutions and technologies developed and introduced by competitors, and we may have difficulties in following and adapting to technological changes in the learning solutions industry in a timely and cost-effective manner. Developing and integrating new technologies into our existing offerings and algorithms could be expensive and time-consuming and we may not succeed in developing and incorporating new technologies at all. If we fail to continue to develop, innovate and utilize our technologies effectively and in a timely manner, our business, financial performance and prospects could be materially and adversely affected.

Moreover, the adjustments, updates and expansions of our technology functionalities and the development of new product and service features may not be accepted by existing or prospective learning institutions, teachers and learners, and we may not be able to introduce them as quickly as teachers require or as quickly as our competitors introduce competing offerings. If we are unsuccessful in pursuing technology and content development and upgrading opportunities due to factors beyond our control, unable to attract technology and content development personnel, or encounter other related challenges, our ability to maintain existing relationships with learning institutions or attract new learning institutions to adopt our solutions and our business and reputation may be materially and adversely affected.

We may be subject to liability claims for any inappropriate or illegal content in our learning content or that is otherwise displayed on our websites or mobile apps, which could cause us to incur legal costs and damage our reputation.

Although we have deployed content-monitoring technologies and procedures, we cannot assure you that there will be no inappropriate or illegal content included in our learning content or websites and mobile apps. Moreover, as we have limited control over the behaviors of our learners or users of our websites or mobile apps, such learners or users may engage in conversations or activities on our websites or mobile apps that may be inappropriate or illegal under applicable laws and regulations. For instance, learners may upload presentations, texts or videos to our learning platform for interactive in-class discussions or post-class references. We cannot assure you that such presentations, texts or videos do not contain inappropriate or illegal content. If inappropriate or illegal content were to be displayed on our learning platform, websites or mobile apps, we may not be able to correct or remove it on a timely basis. In such an event, we may face civil, administrative or criminal liability or legal or regulatory sanctions, such as being required to restrict or discontinue our content, products or services, if an individual or corporate, governmental or other entity believes that any of our learning content or content displayed by us or posted by third parties on our platform, websites or mobile apps violates any laws, regulations or governmental policies or infringes upon such entity’s legal rights. Even if such a claim were not successful, defending such a claim may lead to significant negative publicity, cause us to incur substantial costs and involve significant time and attention of our management and other resources, which could materially and adversely affect our business, financial condition, results of operations and prospects.

We may not be able to recruit, train and retain qualified and dedicated teachers, who are critical to the success of our business and the effective delivery of our services to learners.

Our teachers are critical to the quality of our services and our reputation. We seek to hire qualified and dedicated teachers who are able to deliver effective and inspirational instructions to learners. There is a limited pool of teachers with these attributes, and we must provide competitive compensation packages to attract and retain such teachers. We must also provide continued training to our teachers to ensure that they stay abreast of changes in learner demands and other key trends necessary to teach effectively. We may not be able to recruit, train and retain a sufficient number of qualified teachers in the future to keep pace with our business development while maintaining consistently high teaching quality in the different markets we serve. In addition, PRC laws and regulations require teachers to have requisite licenses if they teach, among others, academic subjects such as Chinese, mathematics, English, physics, chemistry, biology, history and geography, and teachers are also required to have relevant qualifications if they teach non-academic subjects. However, we cannot assure you that our teachers can all apply for and obtain the teaching licenses and relevant qualifications in a timely manner or at all due to various reasons, such as the time gap between the recruitment and the newly-recruited teachers taking the requisite examinations and ultimately obtaining the teacher licenses or relevant qualifications, or cancellations and delays of teacher license or other qualification examinations in recent years due to COVID-19. If some of our teachers are unable to apply for and obtain the requisite teaching licenses or relevant qualifications on a timely basis, or at all, we may be required to rectify such non-compliance and may not be able to continue to retain such teachers. A shortage of qualified teachers or a decrease in the quality of our teachers’ services, whether actual or perceived, or a significant increase in compensation for us to retain qualified teachers, would have a material adverse effect on our business, financial condition and results of operations.

We may not be able to continue to improve our current business to meet the demand of learners, parents, teachers and learning institutions in a cost-effective manner. If the level of satisfaction of our leaners, parents, teachers and learning institutions with our services declines, they may decide to withdraw from our programs and request refunds and our business, financial condition, results of operations and reputation would be adversely affected.

Our current offerings encompass (i) learning services and others, and (ii) learning content solutions, in order to meet the demands of learners, parents, teachers and learning institutions. Since we launched certain of our current business relatively recently, we cannot assure you that such business will turn out to be successful in the long term. In addition, further improvements to solutions, services and content quality may involve significant costs and we cannot guarantee that the improved services or solutions will meet the needs of learners, parents, teachers and learning institutions more precisely, or at all. If we are not able to continue to improve our current business or not able to do so in a cost-effective manner to meet their demand, our results of operations and financial performance may suffer as a result.

The success of our business largely depends on our ability to deliver a satisfactory learning experience. For instance, in providing our enrichment learning services, we may fail to arouse or maintain a learner’s interests in the subject or improve a learner’s capabilities, and the learner may perform below expectations even after using our services. We may also fail to continually update and enhance our learning materials and teaching methods to accommodate the ever-changing admission and assessment processes. A learner’s learning experience may also suffer if his or her interactions with our teachers do not meet the learner’s expectations. If a significant number of learners fail to become interested in the subject or fail to improve their capabilities after using our services, or if they are not satisfied with our services or their learning experiences, they may decide to seek refunds or to not purchase our services or solutions again, and our business, financial condition, results of operations and reputation would be materially and adversely affected.

We offer refunds for any remaining classes in a course to learners who withdraw from the course. Our refund policies in these scenarios vary from service to service. The number of refund requests and the amount of refunds could be affected by a number of factors, many of which are beyond our control. These factors include, without limitation, then-current market conditions, learner preferences over the content and style of courses, competitiveness of our service offerings, learner dissatisfaction with our teaching quality and our service offerings, negative publicity regarding us or the learning solutions market in general, and any change or development in PRC laws and regulations with respect to fees charged by learning service providers like us. As of the date of this annual report, we did not have any material liabilities in connection with the refunds. Any refund payments that we may be required to make to our learners, as well as the expenses we could incur for processing refunds and resolving refund disputes, if any, could adversely affect our cash flows, business operations and financial results.

We derive a significant portion of our revenues from a limited number of cities. Any event negatively affecting the learning solutions market in these cities, or any increase in the level of competition for the types of services we offer in these cities, could have a material adverse effect on our overall business and results of operations.

Although we have expanded our offerings into a broad range of cities in China, we derive a significant portion of our revenues from a limited number of cities. In the fiscal years ended February 28, 2021, 2022 and 2023, we derived a significant portion of our total net revenues from learning services and others, such as in Beijing, Shanghai, Guangzhou, Shenzhen, and Nanjing. If any of these cities experiences an event negatively affecting its learning solutions market, such as a serious economic downturn, natural disaster or outbreak of contagious disease, adopts regulations relating to private education that place additional restrictions or burdens on us, or experiences an increase in the level of competition for the types of services we offer, our overall business and results of operations may be materially and adversely affected.

We face a number of manufacturing, supply chain, distribution channel and inventory risks as well as product quality risks that, if not properly managed, could harm our financial condition, operating results and prospects.

Our learning content solutions provide the development and distribution of next-generation diverse learning content in both paper and digital formats. The offering of learning content solutions involves various risks in the course of paper content manufacturing, supply chain management, distribution channel identification and maintenance as well as inventory management and sales. For instance:

●	the costs of raw materials and logistics may increase significantly, which may decrease our profits for this business if the sale prices could not be lifted;
●	our inventories may be negatively affected by disruptions to our supply chains or disputes with our suppliers, which would result in additional costs;
●	we may incur increased inventory costs or lose sales opportunities if we are unable to maintain adequate production capacity or an appropriate level of product inventory;
●	our ready-for-publish paper content may fail to be published in a timely manner, or at all, if a valid publish number for such content fails to be obtained; and
●	we may also face credit risks from our customers as our accounts receivables may not be collected in a timely manner, or at all.

If we cannot properly manage these risks, our financial condition, operating results and prospects may be adversely affected.

If we are not able to continue to innovate our technologies, our business, financial condition, operating results and prospects could be harmed.

We operate a highly digital business and rely on innovative technologies and research and development capabilities to fuel our growth. For instance, our enrichment learning is empowered by our self-developed intelligent class content development system as well as AI-driven teaching methodologies, such as computer vision, speech recognition and natural language processing. We also provide learning solutions premised on our core technology capabilities empowering private learning institutions in China. Therefore, if we cannot continue to innovate our technologies, we may not be able to continue to develop our business or empower other industry players including teachers and learning institutions, which may harm our business, financial condition, operating results and prospects.

We are subject to risks related to global expansion.

We expect to expand our business globally. Since fiscal year 2020, we have established a new school in the United States and expanded our business into other countries or regions, such as Singapore and United Kingdom. In addition, we provide learning services through our website and mobile apps to learners worldwide. Furthermore, we are selling our products, such as print books, to learners in certain foreign jurisdictions. As a result, our business and operations are subject to a variety of laws and regulations in foreign jurisdictions that are constantly evolving and subject to potentially differing interpretations, which may include but are not limited to, learning services, labor and employment, advertising, digital content, consumer protection, mobile communications and media, intellectual property ownership and infringement, tax, import and export controls, anti-corruption, foreign exchange controls and cash repatriation restrictions, data privacy and security, anti-competition as well as health and safety.

For example, we are subject to the General Data Protection Regulation, or the GDPR, in the European Union, the Data Protection Act 2018 in the United Kingdom and anti-long-arm jurisdiction related laws and regulations. When exporting our products, we must also comply with various economic and trade sanctions laws in different jurisdictions, such as the United States and United Kingdom, which prohibit the provision of products and services to countries, governments and persons on certain target lists. Furthermore, our global business may subject us to risks associated with reduced or varied protection for intellectual property rights in some markets, and we may face intellectual property infringement claims in relation to online classes, mobile apps and other products and services that we offer in overseas markets. We may also be required to obtain and maintain permits, licenses and approvals from relevant local government authorities in order to offer our solutions or products, such as providing learning services to learners in foreign jurisdictions, and we cannot assure you that we will be able to obtain or maintain such permits, licenses or approvals. In addition, some foreign jurisdictions may have national security laws or policies that restrict our ability to: (i) invest in or acquire companies; (ii) develop, import or export certain technologies; or (iii) utilize technologies that are deemed by foreign government authorities to pose a threat to their national security.

There is no harmonized approach to these laws and regulations globally. Consequently, we could face increased risks and uncertainties of non-compliance with applicable laws and regulations by expanding internationally. We may need to change and limit the way we operate our business and may have difficulty maintaining the current operating model that is compliant. There also can be no assurance that our employees, contractors, agents or business partners will not violate such laws and regulations or our compliance policies and procedures. As a general matter, compliance with laws and regulations may result in substantial costs and may necessitate changes to our business practices, and otherwise materially and adversely affect our business, financial condition and results of operations.

We have made, and expect to continue to make, investments to expand our global business operations and compete with local market players. Such investments may not be successful and may negatively affect our operating results. Conducting our business internationally, particularly in jurisdictions in which we have limited experience, exposes us to risks and challenges that we do not face to the same degree in China, which include but are not limited to:

●	failure to understand and adapt to cultural differences, local consumer behaviors and preferences and localize our solutions to appeal to local tastes;
●	competition with businesses that understand local markets and local business practice better than we do, that have pre-existing relationships with potential customers in those markets, or that are favored by government or regulatory authorities in those markets;
●	challenges in replicating or adapting our policies, procedures and systems to operating environments different from that of China, including technology and logistics infrastructure;
●	increased financial accounting and reporting burdens, and complexities associated with implementing and maintaining adequate internal controls;
●	failure to attract and retain capable talent with international perspectives who can effectively manage and operate local businesses;
●	adverse tax consequences, including the complexities of foreign tax systems, and restrictions on the repatriation of earnings;

●	heightened restrictions and barriers on the transfer of data between different jurisdictions;
●	availability, reliability and security of international and cross-border payment systems and logistics infrastructure;
●	exchange rate fluctuations, which may have a material adverse effect on cross-border product sales and businesses in the affected jurisdictions;
●	credit and collectability risk on our trade receivables with customers in certain international markets; and
●	general geopolitical environment among the countries and regions where we have operations or may expand into.

Failure to manage these risks could negatively affect our ability to expand our global businesses and operations as well as materially and adversely affect our business, financial condition and results of operations.

Our business was materially and adversely affected by COVID-19 and may be materially and adversely affected by a similar outbreak in the future.

The worldwide outbreak of the COVID-19 pandemic has resulted in significant disruptions in the global economy. To contain the spread of COVID-19, the PRC government has taken certain emergency measures, including implementation of travel bans, blockade of transportation and closure of factories, facilities and businesses, and encouragement of remote working arrangements and cancellation of public activities. Since early 2022, there has been a recurrence of COVID-19 outbreaks in certain provinces of China due to the Delta and Omicron variants. As a result, similar measures have been implemented to contain the further spread of COVID-19.

COVID-19 has affected many aspects of our business since 2020. We have experienced temporary closures of some of our offline learning centers from time to time. COVID-19 also had an adverse impact on our abilities to manage learning centers, acquire customers, and recruit talents. In addition, we have experienced supply chain shortages and logistics disruptions for our learning content solutions due to the impact of COVID-19. Moreover, we had two major facilities under construction for the development of office buildings, the progress of which were delayed.

Since December 2022, many of the restrictive measures previously adopted by the PRC government at various levels to control the spread of COVID-19 have been lifted or replaced with more flexible measures. However, the extent to which COVID-19 may impact our results of operations going forward remains uncertain and depends on future development of COVID-19. Consequently, COVID-19 may continue to materially and adversely affect our business, financial condition and results of operations in the current and future years.

Our success depends on the continuing efforts of our senior management team and other key personnel and our business may be harmed if we lose their services.

Our future success depends heavily upon the continuing services of the members of our senior management team. If any member of our senior management team leaves us and we fail to effectively manage a transition to new personnel in the future or if we fail to attract and retain qualified and experienced professionals on acceptable terms, or at all, our business, financial condition and results of operations could be materially and adversely affected. Competition for experienced management personnel in the industry we operate is intense, the pool of qualified candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or to attract and retain high-quality senior executives or key personnel in the future.

Our success also depends on our having highly trained financial, technological, human resource, sales and marketing staff, management personnel and qualified and dedicated teachers for local markets. We may need to hire additional personnel as our business grows. A shortage in the supply of personnel with requisite skills or our failure to recruit them could impede our ability to increase revenues from our existing courses and services, to launch new courses and services and to expand our operations, and may have a material adverse effect on our business and financial results.

Our brand image, business and results of operations may be adversely impacted by illegal, fraudulent or collusive activities or other wrongdoings by our employees and third parties.

Illegal, fraudulent or collusive activities or other wrongdoings by our employees or third parties could subject us to liability or negative publicity and harm our business. Negative publicity generated as a result of actual or alleged wrongdoings by our employees or any third parties could damage our reputation and diminish the value of our brand, and materially and adversely affect our business, financial condition and results of operations.

We are exposed to the risk of various types of illegal, fraudulent or collusive activities or other wrongdoings, including but not limited to taking kickbacks, forging documentation, among others. It is not always possible to deter or discover wrongdoings, and the precautionary or remedial measures we take may not be effective in controlling unknown or unmanaged risks or losses. An example of such incident is the one related to the “Light Class” business. For more details, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.” While we have adopted codes of conduct for our employees and implemented policies and procedures relating to data privacy, intellectual property, anti-corruption, among other aspects, we cannot assure you that our employees will abide by these codes, policies and procedures or that the precautions we take to detect and prevent employee misconduct will be effective.

Our reputation and the trading price of our ADSs may be negatively affected by adverse publicity or detrimental conduct against us.

Adverse publicity concerning any actual or perceived failure to comply with legal and regulatory requirements, especially the Alleviating Burden Opinion Regarding Compulsory Education, alleged accounting or financial reporting irregularities, regulatory scrutiny and further regulatory action or litigation could harm our reputation and cause the trading price of our ADSs to decline and fluctuate significantly. For example, after Muddy Waters Capital LLC, an entity unrelated to us, issued a series of reports containing various allegations about us in June and July 2018, the trading price of our ADSs declined sharply and we received numerous investor inquiries. The negative publicity and the resulting decline of the trading price of our ADSs also led to the filing of shareholder class action lawsuits against us and some of our current and former executives.

We may continue to be the target of adverse publicity and detrimental conduct, including complaints, anonymous or otherwise, to regulatory agencies regarding our operations, accounting, revenues and regulatory compliance practices. In particular, we may become the target of anti-competitive, harassing, or other detrimental conduct by third parties. Such conduct includes allegations, anonymous or otherwise, sent to our auditors and/or other third parties regarding our operations, accounting, revenues, business relationships, business prospects and business ethics. Additionally, allegations, directly or indirectly against us, may be posted in internet chat rooms or on blogs or websites by anyone, whether or not related to us, on an anonymous basis. We may be subject to government or regulatory investigations or inquiries, or shareholder lawsuits, as a result of such third-party conduct and may be required to incur significant time and substantial costs to defend ourselves, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Our reputation may also be negatively affected as a result of the public dissemination of allegations or malicious statements about us, which in turn may materially and adversely affect the trading price of our ADSs.

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

On February 4, 2022, a complaint was filed in the U.S. District Court for the Southern District of New York against our company and certain of our current and former executives, advancing claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, 15 U.S.C. §§ 78(b) and 78t(a), and Rule 10b-5 promulgated thereunder, 17 C.F.R. § 240.10b-5 (2013). The plaintiff seeks to represent all purchasers of our company’s ADSs between April 26, 2018 and July 22, 2021. On February 10, 2023, our company filed a motion to dismiss the amended complaint. On March 27, 2023, the lead plaintiff filed an opposition to our company’s motion to dismiss. On April 26, 2023, our company filed a reply to the lead plaintiff’s opposition. The Court has not yet ruled on the motion to dismiss.

Furthermore, on March 29, 2023, a complaint was filed in the U.S. District Court for the District of New Jersey against our company and our chief executive officer, advancing claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, 15 U.S.C. §§ 78(b) and 78t(a), and Rule 10b-5 promulgated thereunder, 17 C.F.R. § 240.10b-5 (2013). The plaintiff seeks to represent all purchasers of our company’s ADSs between June 14, 2022 and March 14, 2023. So far, the court has not appointed a lead plaintiff. These actions are in their preliminary stages. We are defending against these actions vigorously.

We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these lawsuits. In the event that our initial defense of these lawsuits is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome of these cases, including any plaintiff’s appeal, could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We are also subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

In addition, as described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings,” the SEC’s Division of Enforcement has sought the production of certain documents and information related to the transactions identified in the Muddy Waters reports, issues related to the “Light Class” business that we announced in April 2020, and the subsequent internal reviews regarding these issues and other related information. We are cooperating with the SEC. We cannot predict or provide any assurance as to the timing, outcome or consequences of the SEC investigation. We have incurred, and may continue to incur, significant expenses related to legal, accounting, and other professional services in connection with matters relating to or arising from the internal reviews and SEC investigation. Moreover, if the SEC were to determine that legal violations occurred, we could be required to pay significant civil penalties and/or other amounts and we could become subject to other remedies or conditions imposed as part of any resolution.

Besides, claims arising out of actual or alleged violations of law could be asserted against us by learners, teachers, vendors and business partners that utilize our services or solutions, by competitors, or by governmental entities in civil or criminal investigations and proceedings or by other entities. These claims could be asserted under a variety of laws, including but not limited to consumer protection laws, intellectual property laws, unfair competition laws, privacy laws, labor and employment laws, securities laws, real estate laws, tort laws, contract laws, property laws and employee benefit laws. For example, we are subject to ongoing contract disputes and other proceedings in China. We are unable to predict the outcome of these cases, or reasonably estimate a range of possible loss, if any, given the current status of the proceedings. We accrue liability when the loss payment with respect to these cases is probable and reasonably estimable, which is not material to our overall business operations. There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. Even if we are successful in our attempt to defend ourselves in legal and administrative actions or to assert our rights under various laws, enforcing our rights against the various parties involved may be expensive, time-consuming and ultimately futile. These actions could expose us to negative publicity and to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business.

Accidents or injuries suffered by our learners or other people caused by us, or perceived to be caused by us, may adversely affect our reputation, subject us to liability and cause us to incur substantial costs.

We have a large number of learners and their parents on our premises to attend classes and/or use our facilities, and they may suffer accidents or injuries or other harm on our premises, including those caused by or otherwise arising from the actions of our employees or independent contractors. Although we have enhanced preventive measures to avoid similar incidents, we cannot assure you that there will be no similar incidents in the future.

In the event of accidents or injuries or other harm caused or perceived to be caused by us, our facilities and/or services may be perceived to be unsafe, which may discourage prospective learners and customers from using our services. Although we carry certain liability insurance policies for our learners and their parents, they may not be sufficient to cover all the compensation or even applicable to the accidents or injuries occurred. We could also face claims alleging that we should be liable for the accidents or injuries, or that we were negligent and provided inadequate supervision to our employees or independent contractors and therefore should be held jointly liable for harm caused by them. A material liability claim against us or any of our employees or independent contractors could adversely affect our reputation, learner enrollment and revenues. Even if unsuccessful, such a claim could create unfavorable publicity, cause us to incur substantial expenses and divert the time and attention of our management.

Our advertising and promotional content may subject us to penalties and other administrative actions and may harm our reputation.

Under the advertising, pricing and anti-unfair competition PRC laws and regulations, we are obligated to monitor our advertising and promotional content to ensure that such content is true and accurate and in full compliance with applicable laws and regulations. For example, the PRC Pricing Law provides that an operator is prohibited from using false or misunderstanding pricing methods to induce consumers or other operators into trading with it. In addition, education or training advertisements are prohibited from containing content such as guarantee of passing of examination or the effect of education or training, recommendation and/or endorsement by scientific research institutes, academic institutions, educational organizations, industry associations, professionals or beneficiaries using their name or image. Further, in accordance with recent regulatory requirements, no advertisements in connection with after-school tutoring services shall be published or broadcasted on the network platforms and billboards displayed on mainstream media, new media, public space or residential areas. Any violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting any misleading information. In circumstances of serious violations, government authorities may order us to terminate our advertising operations or revoke our licenses.

Relevant regulatory authorities have significant discretion in interpreting and implementing the advertising, pricing and anti-unfair competition laws and regulations. We cannot assure you that all of the content contained in our advertisements and promotional material is true and accurate as required by, and complies in all aspects with, the advertising, pricing and anti-unfair competition laws and regulations. We also cannot assure you that we can rectify such content which is deemed not in compliance with such laws and regulations in a timely manner or at all, especially given the uncertainty in the interpretation and implementation of relevant PRC laws and regulations. If we were found to be in violation of applicable advertising, pricing and anti-unfair competition PRC laws and regulations, we may be subject to penalties and our reputation may be harmed, which may negatively affect our operations, financial condition and prospects.

Our new products and services may compete with our existing offerings.

We are constantly developing new products, services and solutions to meet changes in the needs of learners, parents, teachers and learning institutions, learning materials, admission standards, market trends and technologies. While some of the products, services and solutions that we develop will expand our current offerings and increase learner enrollment and use of our services or solutions, others may compete with, or render obsolete, our existing offerings without increasing our total learner enrollment or usage of services or solutions.

If we are unable to increase our total learner enrollment, use of our services or solutions or profitability as we expand our product and service offerings, our business and growth may be materially and adversely affected.

Failure to control rental costs, obtain leases at desired locations at reasonable prices or protect our leasehold interests could materially and adversely affect our business.

Our office space and service and learning centers are presently mainly located on leased premises. We may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could adversely affect our business. We may have to relocate our operations for other reasons, such as increasing rentals, failure in passing the fire inspections, violations of the prescribed usage of properties, and early terminations of lease agreements. In addition, if any of the leased premises fail to pass fire inspections or comply with relevant fire safety regulations, we may have to close learning centers located on such premises. We also have not registered most of our lease agreements with relevant PRC government authorities as required by relevant PRC laws. We may be required by relevant government authorities to complete such registrations, or otherwise be subject to fines ranging from RMB1,000 to RMB10,000 for each lease agreement that has not been registered. However, failure to complete such registration would not affect the enforceability of the relevant lease agreements in practice.

In addition, a few of our lessors have not been able to provide us with documents proving completion of fire inspections of the leased premises, copies of title certificates or other evidentiary documents to prove that they have authorization to lease the properties to us. Our business and legal teams followed our internal guidelines to identify and assess risks in connection with leasing such properties, and a final business decision was made to lease such properties after our analysis of the likely impact of the defects on the leasehold interests and the value of the properties to our expansion plans. However, there is no assurance that our decision would always lead to favorable outcomes we expected to achieve. If any of our leases were terminated as a result of challenges by third parties or government authorities for a lack of title certificates or proof of authorization for leasing, we do not expect to be subject to any fines or penalties, but we may have to relocate the affected learning centers and incur additional expenses relating to such relocations. Furthermore, a few of our lessors have mortgaged the properties that we are renting. In the event that these properties are foreclosed upon due to such lessors’ failure to perform their obligations to the creditors, we may not be able to continue to use such leased properties and may incur additional expenses for relocation. If our use of the leased premises is challenged by relevant government authorities for a lack of fire inspections, we may be further subject to fines and also be ordered to relocate the affected learning centers and incur additional expenses. If we fail to find suitable replacement sites in a timely manner or on terms acceptable to us, our business and results of operations could be materially and adversely affected.

If we fail to protect our intellectual property rights, our brand and business may suffer.

We consider our copyrights, trademarks, trade names, internet domain names, patents and other intellectual property rights invaluable to our ability to continue to develop and enhance our brand recognition. Unauthorized use of our intellectual property rights may damage our reputation and brands. Our “Xueersi” brand and logo is a registered trademark in China. Our proprietary curricula and course materials are protected by copyrights. However, preventing infringement on or misuse of intellectual property rights could be difficult, costly and time-consuming, particularly in China. The measures we take to protect our intellectual property rights may not be adequate to prevent unauthorized uses. Furthermore, the application of laws governing intellectual property rights in China is uncertain and evolving, and could involve substantial risks to us. There have been several incidents in the past where third parties used our brand “Xueersi” without our authorization, and on occasion we had to resort to litigation to protect our intellectual property rights. In addition, we are still in the process of applying for the registration in China of the trademarks for our “Haoweilai” brand in certain categories. We cannot assure you that the relevant government authorities will grant us the approval to register such trademarks. As a result, we may be unable to prevent third parties from using this brand name, which may have an adverse impact on our brand image. If we are unable to adequately protect our intellectual property rights in the future, we may lose these rights, our brand name may be harmed, and our reputation and business may suffer materially. Furthermore, our management’s attention may be diverted by violations of our intellectual property rights, and we may be required to enter into costly and time-consuming litigation to protect our proprietary rights against any infringement or violation.

We may encounter disputes from time to time relating to our use of the intellectual property of third parties or allegations of infringement of the intellectual properties of third parties, and we may be unable to be authorized to use third-party copyrighted materials.

We cannot assure you that our learning materials, marketing materials, products, programs or other intellectual properties developed or used by us do not, or will not, infringe upon valid copyrights or other intellectual property rights held by third parties. We are also authorized to use certain copyrighted materials from third parties. We may encounter disputes from time to time over rights and obligations concerning intellectual property, and we may not prevail in those disputes. We have adopted policies and procedures to prohibit our employees and independent contractors from infringing upon third-party copyright or intellectual property rights. However, we cannot assure you that our teachers or other personnel will not, against our policies, use third-party copyrighted materials or intellectual properties without proper authorization in our classes, on our websites or mobile apps, at any of our physical locations or via any other medium through which we provide our services. Our users may also post unauthorized third-party content on our websites or mobile apps used as learning platforms. We may incur liability for unauthorized use, duplication or distribution of materials posted on our websites or mobile apps or used in our classes. We have been involved in claims against us alleging our infringement of third-party intellectual property rights and we may be subject to such claims in the future. Any such intellectual property infringement claim could result in costly litigation, harm our reputation and divert our management attention and resources and pay substantial damage.

We may fail to successfully make necessary or desirable acquisitions or investments, and we may not be able to achieve the benefits we expect from recent and future acquisitions or investments.

We have made and intend to continue to make acquisitions of, or equity investments in, additional businesses that complement our existing business. We may be unable to identify appropriate acquisition or investment targets when it is necessary or desirable to make such acquisition or investment to remain competitive or to expand our business. Even if we identify an appropriate acquisition or investment target, we may not be able to negotiate the terms of the acquisition or investment successfully or finance the proposed transaction. The valuation of the acquisition or investment targets may not be to our satisfaction or higher than it should be, and the pricing of the transaction may be higher as a result. Although we will conduct thorough and comprehensive due diligence on the acquisition or investment targets, we may be unable to identify all risks and issues which, when materialized, may deem the acquisitions or investments less valuable or less meaningful. Even after we have successfully acquired the targets, we may not be able to successfully integrate the acquired businesses. If the businesses we acquire or invest in do not subsequently generate the anticipated financial performance or if any triggering event for goodwill impairment tests occurs, we may need to revalue or write down the value of goodwill and other intangible assets in connection with such acquisitions or investments, which would harm our results of operations.

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

Moreover, TAL Education Group is a Cayman Islands holding company with no material operations of its own. As a result, it relies upon dividends and other cash distributions paid to it by its subsidiaries to meet its payment obligations under indebtedness incurred at the holding company level. The subsidiaries are distinct legal entities and do not have any obligation, legal or otherwise, to provide TAL Education Group with dividends or other distributions. TAL Education Group may face tax or other adverse consequences, or legal limitations, on its ability to obtain funds from these entities.

We may need additional capital to pursue business objectives and respond to business opportunities, challenges or unforeseen circumstances, and financing may not be available on terms acceptable to us, or at all.

Growing and operating our business will require significant cash investments, capital expenditures and commitments to respond to business challenges, including developing or enhancing new or existing services and technologies and expanding our infrastructure. If cash on hand and cash generated from operations are not sufficient to meet our cash and liquidity needs, we may need to seek additional capital, potentially through debt or equity financings. We may not be able to raise required cash on terms acceptable to us, or at all. Volatility in the credit markets may have an adverse effect on our ability to obtain debt financing. Issuances of equity or convertible debt securities may be on terms that are dilutive or potentially dilutive to our shareholders. The holders of new securities may also have rights, preferences, or privileges that are senior to those of existing stockholders. If new financing sources are required, but are insufficient or unavailable, we may need to modify our growth and operating plans and business strategies based on available funding, if any, which would harm our ability to grow our business.

We have experienced recent fluctuations in our margins and incurred net losses in recent fiscal periods.

In recent years, we have experienced fluctuations in our margins. We incurred net losses in each of the fiscal years ended February 28, 2021, 2022 and 2023. Many factors may cause our margins to decline or lead to net losses. For example, costs incurred in the expansion of our business may increase faster than our revenues. New investments and acquisitions may cause our margins to decline before we successfully integrate the acquired businesses into our operations and realize the full benefits of these investments and acquisitions. A significant increase in operating expenses or impairment loss on long-term investments and goodwill may lead to a net loss. Our ability to improve our financial performance is affected by various factors that are beyond our control, such as COVID-19 and the regulatory environment. There can be no assurance that our margins will not decline or fluctuate, or that we will not incur net losses again, in the future.

We have limited liability insurance coverage and do not carry business disruption insurance.

We have limited liability insurance coverage for our learners and their parents in our learning centers. A successful liability claim against us due to injuries suffered by our learners or their parents on our premises could materially and adversely affect our financial conditions, results of operations and reputation. Even if unsuccessful, such a claim could cause adverse publicity on us, require substantial costs to defend and divert the time and attention of our management. See “—Accidents or injuries suffered by our learners or other people caused by us, or perceived to be caused by us, may adversely affect our reputation, subject us to liability and cause us to incur substantial costs.” In addition, we do not have any business disruption insurance. Furthermore, any business disruption event could result in substantial costs to us and diversion of our resources, which may materially and adversely affect our business and results of operations.

Significant disruptions to our websites, mobile apps or information technology systems, cybersecurity incidents or data leakages could damage our reputation, limit our ability to retain and increase customers or give rise to negative financial or legal consequences.

The performance and reliability of our online and technology infrastructure is critical to our reputation and ability to retain learners and increase learner enrollment. Any system error or failure, or a sudden and significant increase in online traffic, could disrupt or slow access to our websites or mobile apps. We cannot assure you that we will be able to expand our online and technology infrastructure in a timely and cost-effective manner to meet the increasing demands of our learners and their parents. In addition, our information technology systems store and process important information including, without limitation, class schedules and registrations and customer data, and they could be vulnerable to interruptions or malfunctions due to events beyond our control, such as natural disasters and technology failures. For instance, we have in the past experienced interruptions to our operations due to temporary failures of our information technology systems. Any disruption to our computer systems could therefore have a material adverse effect on our on-site operations and ability to retain learners and increase learner enrollments.

Although we have a daily backup system that runs on different servers, including a combination of internet data centers and cloud servers for our operating data, we may still lose important customer data or suffer disruptions to our operations if there is a failure of the database or backup systems. In addition, computer hackers may attempt to penetrate our network security and our website. We have in the past experienced several computer attacks, although they did not materially affect our operations. We may be required to invest significant resources in protecting against the foregoing technological disruptions and/or security breaches, or to remediate problems and damages caused by such incidents, which could increase our cost of doing business, lead to non-compliance with applicable laws and regulations, and in turn adversely affect our financial conditions and results of operations.

Furthermore, unauthorized access to our proprietary business information or customer data may be obtained through break-ins, sabotage, breaches of our secure network by unauthorized parties, computer viruses, computer denial-of-service attacks, employee theft or misuse, breaches of the security of the networks of our third party providers, or other misconduct. Because the means used by computer hackers who may attempt to penetrate and sabotage our network security or websites change frequently and may not be recognized until launched against a target, we may be unable to anticipate such attempts, or respond to them in a timely manner. Unauthorized access to customer data may also be obtained due to inadequate use of security controls by our customers. Although there has not been any material compromise in the past, we may suffer economic and reputational damages and legal or regulatory actions in the future if a technical failure of our systems or a security breach compromises student or other customer data, including identification or contact information. See also “—Failure to comply with various evolving PRC laws and regulations regarding cybersecurity and data privacy could subject us to penalties, damage our reputation and brand, and harm our business and results of operations” for further details regarding privacy and cybersecurity regulations.

Any deficiencies in internet infrastructure and unavailability of third-party platforms could impair our ability to offer our solutions and services over our websites and mobile apps, which could harm our operating results.

We rely on certain third-party platforms to facilitate the offering of our solutions and services. If we are unable to conduct the activities on those third-party platforms on acceptable terms or at reasonable costs, we may have to switch to other third-party platforms for similar activities. However, we cannot assure you that we will be able to switch to other third-party platforms in a timely manner, or at all. Moreover, the availability of our websites and mobile apps depends on telecommunications carriers and other third-party providers for communications and storage capacity. If we are unable to enter into and renew agreements with these providers on acceptable terms, or if any of our existing agreements with such providers are terminated, our ability to provide our solutions and services could be adversely affected. In addition, frequent service disruptions at the external telecommunications service providers may prevent learners from accessing our websites and mobile apps, which could affect their learning experience and in turn harm our learner enrollment and retention and operating results.

We face risks related to natural and other disasters, including outbreaks of health epidemics, and other extraordinary events, which could significantly disrupt our operations.

In addition to the impact of COVID-19, our business could be materially and adversely affected by natural and other disasters, including earthquakes, fire, floods, environmental accidents, power loss, communication failures and similar events. Additionally, our business could be materially and adversely affected by the outbreak of monkeypox, H7N9 bird flu, H1N1 swine influenza, severe acute respiratory syndrome (SARS), Ebola or another health epidemic. While we have not suffered any material loss or experienced any significant increase in costs as a result of any natural and other disaster or other extraordinary event, our learner attendance and our business could be materially and adversely affected by any such occurrence in any of the cities in which we have major operations. See also “—Our business was materially and adversely affected by COVID-19 and may be materially and adversely affected by a similar outbreak in the future.”

Failure to maintain effective internal control over financial reporting could cause us to inaccurately report our financial results or fail to prevent fraud and have a material adverse effect on our business, results of operations and the trading price of our ADSs.

We are subject to the reporting obligations under U.S. securities laws. For example, Section 404 of the Sarbanes-Oxley Act of 2002 and related rules require a public company to include a report of management on its internal control over financial reporting in its annual reports. This management report must contain an assessment by management of the effectiveness of the public company’s internal control over financial reporting. In addition, an independent registered public accounting firm for a public company must attest to and report on management’s assessment of the effectiveness of the public company’s internal control over financial reporting. Our efforts to implement standardized internal control procedures and develop the internal tests necessary to verify the proper application of the internal control procedures and their effectiveness are a key area of focus for our board of directors, our audit committee and senior management.

Our management and our independent registered public accounting firm, which has issued an attestation report, have concluded that our internal control over financial reporting was effective as of February 28, 2023. However, we cannot assure you that we will not identify any additional material weaknesses or significant deficiencies in the future.

If we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Moreover, maintaining effective internal controls over financial reporting is necessary for us to produce reliable financial reports and prevent fraud. In addition, we need to continue to evaluate the consolidation of the VIEs and VIE Subsidiaries if there are changes in the ownership or voting power of our company by the nominee shareholders of the VIEs. As a result, although we have incurred and expect to continue to incur considerable costs, management time and other resources to comply with Section 404 and other requirements of the Sarbanes-Oxley Act of 2002, any failure to maintain effective internal control over financial reporting could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs.

Any failure by us to comply with anti-corruption laws could result in penalties, which may harm our reputation and have an adverse impact on our business and results of operations.

We are subject to anti-corruption laws, including PRC anti-corruption laws and the U.S. Foreign Corrupt Practices Act, or the FCPA, which generally prohibits companies and anyone acting on their behalf from offering or making improper payments or providing benefits to foreign officials for the purpose of obtaining or keeping business and that requires an “issuer” like us to maintain accurate books and records. Our company’s policies require that our employees comply with applicable laws. However, there is no assurance that such policies will work effectively or protect us from liability under the FCPA or other anti-corruption laws for actions taken by our employees and intermediaries with respect to our business or any business that we may acquire. We may be subject to government investigations of potential violations of the FCPA or other applicable anti-corruption laws, and, if we were found to violate such laws, we may be subject to significant penalties and requirements to implement remedial measures. These may cause us to incur significant expenses, divert management attention, and materially and adversely affect our reputation, business and results of operations.

We have granted and will continue to grant restricted shares, share options and other share-based awards in the future, which may materially reduce our net income.

In June 2010, we adopted a share incentive plan (as amended and restated in August 2013), or the 2010 Plan, that permits granting of options to purchase our Class A common shares, restricted shares, restricted share units, share appreciation rights, dividend equivalent rights and other instruments as deemed appropriate by the administrator under the 2010 Plan. The amended and restated 2010 Plan ceased to be used for grants of future awards upon the effectiveness of a share incentive plan adopted in June 2020, or the 2020 Plan. Pursuant to the 2020 Plan, the maximum aggregate number of shares that may be issued pursuant to all awards (including incentive share options), or the Award Pool, is initially five percent (5%) of our total issued and outstanding shares as of the effective date of the 2020 Plan, provided that (A) the Award Pool shall be increased automatically if and whenever the number of shares that may be issued pursuant to ungranted awards pursuant to the 2020 Plan, or the Ungranted Portion, accounts for less than one percent (1%) of the then total issued and outstanding shares of our company, so that for each automatic increase, the Ungranted Portion immediately after such increase shall equal five percent (5%) of the then total issued and outstanding shares of our company, and (B) the size of the Award Pool shall be equitably adjusted in the event of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, consolidation or similar transactions. As of April 30, 2023, 7,243,749 non-vested restricted Class A common shares and 1,014,469 share options to purchase 1,014,469 Class A common shares under the 2010 Plan and the 2020 Plan previously granted to our employees and directors are outstanding. As a result of the outstanding grants under the 2010 Plan and the 2020 Plan, we have incurred and will continue to incur share-based compensation expenses. We had share-based compensation expenses of $204.9 million, $174.8 million and $108.6 million for the fiscal years ended February 28, 2021, 2022 and 2023, respectively. As of February 28, 2023, the unrecognized compensation expenses amounted to $218.8 million related to the non-vested restricted shares, which will be recognized over a weighted-average period of 3.4 years for service based non-vested restricted shares and 2.8 years for performance based non-vested restricted shares, and $8.0 million related to share options, which will be recognized over a weighted-average period of 3.5 years. Expenses associated with share-based compensation awards granted under our share incentive plans may materially reduce our future net income. However, if we limit the size of grants under our share incentive plans to minimize share-based compensation expenses, we may not be able to attract or retain key personnel.

Risks Related to Our Corporate Structure

If the PRC government determines that the agreements that establish the structure for operating our business in China are not in compliance with applicable PRC laws and regulations, we could be subject to severe penalties.

TAL Education Group is not a PRC operating company but a Cayman Islands holding company with no equity ownership in the VIEs. We primarily conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements, and VIE Subsidiaries. Investors of our ADSs are not purchasing equity interest in the VIEs in China but instead are purchasing an equity interest in a holding company incorporated in the Cayman Islands. If the PRC government deems that the VIE Contractual Arrangements do not comply with PRC regulatory restrictions on foreign investments in the relevant industries, or if these regulations or the interpretations of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our ADSs may decline significantly in value or become worthless. Our holding company, our PRC subsidiaries, the VIEs and VIE Subsidiaries, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the VIE Contractual Arrangements and, consequently, significantly affect the financial performance of the VIEs, VIE Subsidiaries and our company as a whole.

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing education services outside of China. None of the offshore holding companies of our subsidiaries in the mainland of China is an educational institution or provides education services. In addition, foreign ownership in entities that provide value-added telecommunication services, with a few exceptions, is subject to restrictions under the current PRC laws and regulations. Specifically, foreign ownership of an internet information service provider may not exceed 50%. To comply with PRC laws and regulations, we have entered into a series of contractual arrangements among TAL Beijing, on the one hand, and Xueersi Education, Xueersi Network, Xinxin Xiangrong and their respective shareholders, subsidiaries and schools, on the other hand. Accordingly, Xueersi Education, Xueersi Network and Xinxin Xiangrong are the VIEs, and we rely on the VIE Contractual Arrangements to conduct most of our operations in China.

We have been and are expected to continue to be dependent on the VIEs and VIE Subsidiaries in China to operate our learning business until we are qualified for direct ownership of such business in China. Pursuant to the VIE Contractual Arrangements, we, through our wholly owned PRC subsidiaries, exclusively provide comprehensive intellectual property licensing, technical and business support services to the VIEs and VIE Subsidiaries in exchange for payments from them. In addition, the VIE Contractual Arrangements provide us with the ability to effectively control the VIEs and VIE Subsidiaries, as applicable, under U.S. GAAP. TAL Education Group is also considered the primary beneficiary of the VIEs for accounting purposes on the conditions that we have consolidated the financial results of the VIEs and VIE Subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. However, neither TAL Education Group nor its investors have an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the VIEs, and the VIE Contractual Arrangements are not equivalent to an equity ownership in the business of the VIEs. As of the date of this annual report, the VIE Contractual Arrangements have not been tested in a court of law.

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. For example, the Alleviating Burden Opinion Regarding Compulsory Education provides, among others, that foreign ownership in Academic AST Institutions is prohibited, including through contractual arrangements, and companies with existing foreign ownership need to rectify the situation. Such regulatory directives also provide that administration over academic tutoring services for high school students shall be implemented by reference to the relevant provisions, but it remains uncertain as to how and to what extent the administration over academic tutoring services for high school students will be implemented by reference of the Alleviating Burden Opinion Regarding Compulsory Education. In addition, the Amended Implementation Rules provide that relevant government authorities shall enhance the supervision on the agreements entered into between non-profit private schools and their related parties and shall review such transactions on an annual basis. We cannot preclude the possibility that relevant government authorities would determine transactions between our subsidiaries and VIE Subsidiaries that are non-profit private schools to be in violation of any existing or future PRC laws or regulations during such supervision as relevant government authorities have significant discretion in interpreting and implementing such laws and regulations. In addition, on February 17, 2023, the CSRC released the Overseas Listing Trial Measures, and five supporting guidelines, effective on March 31, 2023. At the press conference held for the Overseas Listing Trial Measures on the same day, officials from the CSRC clarified that, as for companies seeking overseas listing with contractual arrangements, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of such companies if they duly meet the compliance requirements, and support the development and growth of these companies by enabling them to utilize two markets and two kinds of resources. If we fail to complete the filing with the CSRC in a timely manner or at all, for any future offerings, listing or any other capital raising activities, which are subject to the filings under the Overseas Listing Trial Measures, due to our contractual arrangements, our ability to raise or utilize funds could be materially and adversely affected, and we may even need to unwind our contractual arrangements or restructure our business operations to rectify the failure to complete the filings. However, given that the Overseas Listing Trial Measures were recently promulgated, there remain substantial uncertainties as to their interpretation, application, and enforcement and how they will affect our operations and our future financing.

If the corporate structure and VIE Contractual Arrangements through which we conduct our business in China are found to be in violation of any existing or future PRC laws or regulations, or such arrangements are determined as illegal and invalid by PRC courts, arbitration tribunals or regulatory authorities, or if we fail to obtain or maintain any of the required permits or approvals, we may be subject to severe actions by the relevant PRC regulatory authorities with broad discretion, which may include but are not limited to the following:

●	revoke our business and operating licenses;
●	require us to discontinue or restrict our operations;

●	limit our business expansions in China by way of entering into contractual arrangements;
●	restrict our right to collect revenues;
●	impose fines;
●	confiscate any of our income that is deemed to be obtained through illegal operations;
●	block our websites or mobile apps;
●	require us to restructure our operations in such ways as to compel us to establish a new enterprise, re-apply for the necessary licenses or permits, or relocate our businesses, staff and assets;
●	restrict or prohibit our use of the proceeds from overseas offering to finance our PRC subsidiaries’ or the VIEs’ or VIE Subsidiaries’ business and operations;
●	impose additional conditions or requirements with which we may not be able to comply; and
●	take other regulatory or enforcement actions against us that could be detrimental to our business.

Any of these actions could cause significant disruptions to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and VIE Contractual Arrangements. See “—Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact our business, financial condition and results of operations.” If any of these actions results in our inability to direct the activities of the VIEs or VIE Subsidiaries that most significantly impact their economic performance, and/or our failure to receive the economic benefits from the VIEs and VIE Subsidiaries, we may not be able to consolidate the VIEs and VIE Subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned PRC subsidiaries or the VIEs or the VIE Subsidiaries.

We rely on the VIE Contractual Arrangements for our operations in China, which may not be as effective in providing operational control as direct ownership.

We have relied and expect to continue to rely on the VIE Contractual Arrangements to operate our learning business in China. See “Item 4. Information on the Company—C. Organizational Structure—VIE Contractual Arrangements.” The VIE Contractual Arrangements may not be as effective in providing us with control over the VIEs or VIE Subsidiaries as direct ownership. If we had direct ownership of the VIEs or VIE Subsidiaries, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of these entities, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the VIE Contractual Arrangements, we rely on the performance by the VIEs and their respective shareholders and VIE Subsidiaries of their obligations under the contracts to exercise control over and receive economic benefits from the VIEs and VIE Subsidiaries.

We have entered into equity pledge agreements with the VIEs and their respective shareholders to guarantee the performance of the obligations of the VIEs and VIE Subsidiaries under the exclusive business cooperation agreements they have entered into with us. The equity pledge agreements with the shareholders of the VIEs provide that the pledged equity interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the principal service agreements and the scope of pledge shall not be limited by the amount of the registered capital of the VIEs. However, it is possible that a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt, which takes last priority among creditors.

In addition, we have not entered into agreements with the VIEs that pledge the assets of the VIEs for the benefit of us or our wholly owned subsidiaries. Consequently, the assets of the VIEs are not secured on behalf of our wholly owned subsidiary, and the amounts owed by the VIEs are not collateralized. As a result, if the VIEs fail to pay any amount due to us under, or otherwise breach, the exclusive business service agreements, we will not be able to directly seize the assets of the VIEs. If the nominee shareholders of the VIEs do not act in the best interests of us when conflicts of interest arise, or if they act in bad faith towards us, they may attempt to cause the VIEs or VIE Subsidiaries to transfer or encumber the assets of the VIEs or VIE Subsidiaries without our authorization. In such a scenario, we may choose to exercise our option under the call option agreements to demand the shareholders of the VIEs to transfer their respective equity interests in the VIEs to a PRC person designated by us, and we may need to resort to litigation in PRC courts to effect such an equity interests transfer and prevent the transfer or encumbrance of the VIEs’ assets without our authorization. However, uncertainties in the PRC legal system could limit our ability to enforce the VIE Contractual Arrangements. See also “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us.” In the event we are unable to enforce the VIE Contractual Arrangements, we may not have the power to direct the activities that most significantly affect the economic performance of the VIEs and VIE Subsidiaries, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of the VIEs and VIE Subsidiaries into our consolidated financial statements in accordance with U.S. GAAP.

Any failure by the VIEs or their respective shareholders or VIE Subsidiaries to perform their obligations under the VIE Contractual Arrangements would have a material adverse effect on our business and financial condition.

If the VIEs or any of their respective shareholders or VIE Subsidiaries fail to perform their obligations under the VIE Contractual Arrangements, we may have to incur substantial costs and resources to enforce our rights under the contracts, and rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. For example, if the shareholders of the VIEs were to refuse to transfer their equity interest in these entities to us or our designee when we exercise the call option pursuant to the VIE Contractual Arrangements, or if they were otherwise to act in bad faith toward us, we may have to take legal actions to compel them to perform their contractual obligations. See also “—We rely on the VIE Contractual Arrangements for our operations in China, which may not be as effective in providing operational control as direct ownership.”

All the material agreements under the VIE Contractual Arrangements, which are summarized under “Item 4. Information on the Company—C. Organizational Structure—VIE Contractual Arrangements,” are governed by PRC laws and provide for the resolution of disputes under the agreements through arbitration in Beijing. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in China is constantly evolving and may involve more uncertainty compared to some other jurisdictions. As a result, uncertainties in the PRC legal system could limit our ability to enforce the VIE Contractual Arrangements. Under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event we are unable to enforce the VIE Contractual Arrangements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business may be negatively affected.

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

We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or such conflicts will be resolved in our favor. In addition, these individuals may breach, or cause the VIEs to breach, or refuse to renew, the existing VIE Contractual Arrangements. In June 2013, we entered into a deed of undertaking with Mr. Zhang, which prevents Mr. Zhang from using his majority voting power to remove, replace or appoint any of our directors, and from casting any votes he has as our director or shareholder on any resolutions or matters concerning the deed itself. The deed is irrevocable, and applies to any and all periods during which Mr. Zhang beneficially owns shares representing more than 50% of the aggregate voting power of our then total issued and outstanding shares. However, there can be no assurance that such arrangement is sufficient to address potential conflicts of interests Mr. Zhang may encounter. Other than this deed of undertaking we have entered into with Mr. Zhang, we currently do not have any arrangements to address potential conflicts of interest Mr. Zhang, Mr. Liu and Mr. Bai may encounter in their capacity as direct or indirect nominee shareholders of the VIEs (and, as applicable, as directors of the VIEs), on the one hand, and as beneficial owners of our company (and, as applicable, director and/or officers of our company), on the other hand. To a large extent, we rely on the legal owners of the VIEs to abide by the laws of the Cayman Islands and China, which provide that directors and officers owe a fiduciary duty to our company that requires them to act in good faith and in the best interests of our company and not to use their positions for personal gains. If we cannot resolve any conflict of interest or dispute between us and these individuals, we would have to rely on legal proceedings, which could result in disruptions to our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC laws, legal documents for corporate transactions, including agreements and contracts such as the leases and sales contracts that our business enters into, are executed using chops or seals of signing entities or with the signatures of legal representatives whose designations are registered and filed with the relevant local branches of the State Administration for Market Regulation, or the SAMR (formerly known as the State Administration for Industry and Commerce). We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

We have three major types of chops, namely corporate chops, contract chops and finance chops. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use corporate chops or contract chops for executing leases and commercial contracts. We use finance chops generally for making and collecting payments, including, but not limited to issuing invoices. Use of chops must be approved by the responsible departments and follow our internal procedure. Although we usually utilize chops to execute contracts, the designated legal representatives of our PRC subsidiaries, VIEs and VIE Subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops.

In order to physically secure our chops, we generally have them stored in locations that are secured and accessible only to authorized employees. Our designated legal representatives generally do not have access to the chops. Although we monitor such authorized employees and designated legal representatives, the monitoring procedures may not be sufficient to prevent all instances of abuse or negligence. The authorized employees or designated legal representatives may abuse their authority, for example, by binding the relevant entities with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any of our designated legal representatives obtains control of the chop in an effort to obtain control over the relevant entity, we would need to pass a shareholder or board resolution to designate a new legal representative and to take legal action to seek the return of the chop, apply for a new chop with the relevant government authorities, or otherwise seek legal remedies for the legal representative’s violation of his or her duties owed to us.

If any of our authorized employees or designated legal representatives obtains, misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we may experience disruptions to our normal business operations and suffer economic losses. We may have to take corporate or legal actions, which may take significant time and resources to resolve while distracting management from our operations. If any of these occurs, our business and results of operations may be materially and adversely affected.

The VIE Contractual Arrangements may be subject to scrutiny by PRC tax authorities and a finding that we or the VIEs owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if PRC tax authorities determine that the VIE Contractual Arrangements do not represent an arm’s-length price and consequently adjust the VIEs’ or VIE Subsidiaries’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by the VIEs or VIE Subsidiaries, which could in turn increase their tax liabilities. In addition, PRC tax authorities may impose late payment fees and other penalties to the VIEs and VIE Subsidiaries for unpaid taxes. Our consolidated net income may be materially and adversely affected if the VIEs’ or VIE Subsidiaries’ tax liabilities increase or if they are subject to late payment fees or other penalties.

If any of our PRC subsidiaries or any of the VIEs or VIE Subsidiaries becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use certain important assets, which could reduce the size of our operations and materially and adversely affect our business, ability to generate revenue and the market price of our ADSs.

At present, we primarily conduct our operations in China through the VIE Contractual Arrangements. As part of these arrangements, the VIEs and VIE Subsidiaries hold operating permits and licenses and some of the assets that are important to the operation of our business. If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations.

We do not have priority pledges and liens against the assets of the VIEs or VIE Subsidiaries. As a contractual and property rights matter, this lack of priority pledges and liens has remote risks. If any of the VIEs or VIE Subsidiaries undergoes an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of its assets and we may not have priority against such third-party creditors on the assets. If any of the VIEs or VIE Subsidiaries liquidates, we may take part in the liquidation procedures as a general creditor under the PRC Enterprise Bankruptcy Law and recover any outstanding liabilities owed by the entity to our PRC subsidiaries under applicable service agreements.

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

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions in a civil law system may be cited for reference but have limited precedential value. Since 1979, PRC laws, rules and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws, rules and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretation and enforcement of many laws, rules and regulations involve uncertainties, which may limit the available legal protections. In addition, the PRC administrative and court authorities have significant discretion in interpreting, implementing and enforcing statutory rules and contractual terms, and it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we may enjoy in China than under some more developed legal systems. These uncertainties may affect our judgment on the relevance of legal requirements and our decisions on the measures and actions to be taken to fully comply therewith and may affect our ability to enforce our legal rights. In addition, regulatory uncertainties may be exploited through unmerited legal actions or threats in an attempt to extract payments or other benefits from us. Such uncertainties may therefore increase our operating expenses and costs, and materially and adversely affect our business and results of operations.

The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business and operations primarily in China, which are governed by the PRC laws, rules and regulations. The PRC government has significant oversight, discretion and influence over our business and operations, which could result in material adverse changes in our business and operations and the value of our ADSs.

The PRC government has recently indicated an intent to exert more oversight over overseas offerings by and foreign investment in China-based issuers like us. For example, on July 6, 2021, relevant PRC government authorities promulgated the Opinions on Lawfully and Strictly Cracking Down Illegal Securities Activities, which stated that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised to clarify the responsibilities of the relevant domestic industry regulatory authorities and other regulatory authorities, among other purposes. On February 17, 2023, the CSRC released the Overseas Listing Trial Measures, and five supporting guidelines, effective on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. In addition, domestic companies that have been listed on a foreign stock exchange prior to the effective date of the Overseas Listing Trial Measures are required to file with the CSRC within three working days after such domestic companies complete a securities offering on the foreign stock exchange on which their securities have been listed. Since the Overseas Listing Trial Measures were newly promulgated, there are substantial uncertainties as to its interpretation, application and enforcement. If the filing procedure with the CSRC under the Overseas Listing Trial Measures is required for any future offerings, listing or any other capital raising activities by us, it is uncertain whether we could complete the filing procedure in a timely manner, or at all. In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us.

In addition, on December 28, 2021, the CAC, the National Development and Reform Commission, or the NDRC, the Ministry of Industry and Information Technology, or the MIIT, and several other PRC government authorities jointly issued the Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, “critical information infrastructure operators,” or CIIOs, and network platform operators engaging in data processing activities that affect or may affect national security are subject to cybersecurity reviews. The relevant government authorities may initiate the cybersecurity reviews against the relevant operators if the authorities believe that the network products or services or data processing activities of such operators affect or may affect national security. In addition, the Cybersecurity Review Measures provides that network platform operators holding personal information of over one million users must apply with the Cybersecurity Review Office for a cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risks of critical information infrastructure, core data, important data, or a large amount of personal information being affected, controlled, or maliciously used by a foreign government and network information security risks in connection with the listing. There are substantial uncertainties as to the interpretation, application, and enforcement of the Cybersecurity Review Measures.

Furthermore, in November 2021, the CAC released the Administrative Regulations on Internet Data Security (Draft for Comments), or the Draft Data Security Regulations, which provides that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and manner of data processing. In accordance with the Draft Data Security Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million individuals and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Data Security Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or engage a data security service provider to do so, and submit the assessment report of the preceding year to cybersecurity departments at the districted city level by the end of January each year. As of the date of this annual report, the Draft Data Security Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to changes with substantial uncertainty. As such, it remains unclear whether the formal version adopted in the future will have any further material changes, and it is uncertain how the measures will be enacted, interpreted or implemented and how they will affect us. See also “—Failure to comply with various evolving PRC laws and regulations regarding cybersecurity and data privacy could subject us to penalties, damage our reputation and brand, and harm our business and results of operations” for further details regarding cybersecurity and privacy regulations.

It also remains uncertain whether and how PRC government authorities will issue new law, rules, regulations, implement measures or interpretations to regulate overseas listing in general and whether we are required to complete additional filings or obtain any specific regulatory approvals from the CSRC, CAC or any other PRC government authorities for our overseas offerings. If the CSRC, CAC or other government authorities later promulgate new rules or explanations requiring that we obtain additional approvals or complete additional filing or registration procedures for our future overseas offerings, we may be unable to obtain such approvals or complete such filings or registration procedures in a timely manner, or at all, and such approvals, filings or registrations may be rescinded even if obtained or completed. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

Failure to comply with various evolving PRC laws and regulations regarding cybersecurity and data privacy could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.

We routinely collect, store and use personal information and other data during the ordinary course of our business. If we are unable to protect such personal information and other data from unauthorized access, use, disclosure, disruption, modification, or destruction, such security breaches or issues may subject us to economic losses, legal liabilities to the owners or subjects of compromised information or data, or fines and other penalties. In addition, complying with various laws and regulations could cause us to incur substantial costs or require us to change our business practices, including our data practices, in a manner adverse to our business.

In general, we expect that data security and data protection compliance will receive greater attention and focus from regulators, both domestically and globally, as well as attract continued or greater public scrutiny going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

The regulatory and enforcement regime of China with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, various PRC legislative and regulatory bodies, including the Standing Committee of the PRC National People’s Congress, or the NPC, the MIIT, the CAC, the Ministry of Public Security and the SAMR have enforced data privacy and protections laws and regulations with varying standards and applications. We are subject to PRC laws and regulations governing the collection, storing, sharing, using, processing, disclosure and protection of personal information and other data on the internet and mobile platforms including, without limitation, the PRC Civil Code, the PRC Cybersecurity Law, the PRC Data Security Law and the PRC Personal Information Protection Law. See “Item 4. Information on the Company—B. Business Overview—PRC Regulations—Laws of Protection of Personal Information of Citizen” and “—Cybersecurity and Data Security.” The following are examples of certain recent PRC regulatory activities in this area:

Data Security

●	In June 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law, among other things, provides for security review procedures for data-related activities that may affect national security. In January 2022, the CAC, together with other government authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, CIIOs that procure internet products and services and network platform operators engaging in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that any network platform operator that holds personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before listing abroad. In August 2021, the state council promulgated the Regulations on Critical Information Infrastructure Security Protection, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communications and information services, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, national economy and public interests. Relevant government authorities for each critical industry and sector shall be responsible for formulating eligibility criteria and determining the scope of CIIOs in the respective industry or sector, and such operators will be informed of the final determinations as to whether they are categorized as CIIOs. As of the date of this annual report, no implementation rules have been issued by any government authority, and we have not been informed by any government authority that we are a CIIO. Furthermore, the exact scope of CIIOs under the current regulatory regime remains unclear, and the PRC government authorities have wide discretion in the interpretation and enforcement of applicable laws and regulations. We cannot assure you that we will not be deemed to be a CIIO under PRC laws. If we were so deemed, we may be subject to additional obligations and incur additional compliance costs under the cybersecurity PRC laws and regulations.
●	In November 2021, the CAC released the Draft Data Security Regulations, which provides that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and manner of data processing. In accordance with the Draft Data Security Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million individuals and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Data Security Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Data Security Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to changes with substantial uncertainty.
●	On July 7, 2022, the CAC promulgated the Security Assessment Measures for Outbound Data Transfer, or the Outbound Data Transfer Measures, effective from September 1, 2022, to regulate outbound data transfer activities, protect the rights and interests of personal information, safeguard national security and social public interests, and promote the cross-border security and free flow of data.

Personal Information and Privacy

●	The Anti-Monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, prohibits the collection of user information through coercive means by operators of online platforms.
●	In August 2021, the Standing Committee of the NPC promulgated the PRC Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with applicable laws and regulations concerning the protection of privacy and personal information.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretations by the regulators. If any data that we possess belongs to data categories that are subject to heightened regulatory scrutiny, we may be required to adopt stricter measures for protecting and managing such data. The Cybersecurity Review Measures and the Draft Data Security Regulations remain unclear on whether relevant requirements will be applicable to companies that are already listed in the United States, such as us. We continue to closely monitor and assess any development in the rule-making processes, we cannot predict the impact of the Cybersecurity Review Measures or the Draft Data Security Regulations, if any, at this stage. If the Cybersecurity Review Measures and the enacted version of the Draft Data Security Regulations mandate clearance of cybersecurity reviews and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us in a timely manner, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, or orders to suspend non-compliant operations or remove our mobile apps from relevant app stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations or cybersecurity reviews conducted by the CAC on such basis.

In general, compliance with existing PRC laws and regulations, as well as additional laws and regulations that PRC government authorities may enact in the future, related to data security, cybersecurity and personal information protection, may subject us to additional costs and negative publicity, which could harm our reputation and business operations. As advised by our PRC counsel, there are uncertainties with respect to how such PRC laws and regulations will be implemented and interpreted in practice as they are relatively new. We may need to adjust our business or take additional measures to comply with the evolving laws and regulations concerning data security, cybersecurity and personal information protection.

In addition, government authorities around the world have adopted or are considering legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and applications thereof could subject us to fines, penalties or government orders requiring that we change our data practices and policies, which could have a material adverse effect on our business and results of operations. For example, the GDPR, which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area, which primarily covers members states of the European Union and certain countries of the European Free Trade Association. The GDPR establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial losses. In the event that residents of the European Economic Area access our websites or mobile apps and input protected information, we may become subject to provisions of the GDPR.

Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact our business, financial condition and results of operations.

On March 15, 2019, the NPC promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the previous laws regulating foreign investments in China, namely, the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Invested Enterprise Law, together with their implementation rules and ancillary regulations. On December 26, 2019, the State Council published the Implementation Rules of Foreign Investment Law, which came into effect on January 1, 2020. The Foreign Investment Law and its Implementation Rules embody an expected regulatory trend in China to rationalize the regulatory regime over foreign investments in line with prevailing international practices, as well as legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The enacted Foreign Investment Law and its Implementation Rules do not mention concepts such as “actual control” and “controlling PRC companies by contracts or trusts” that were included in the previous drafts, nor did it specify regulation on controlling through contractual arrangements, and thus this regulatory topic regarding corporate control remains unclear under the Foreign Investment Law. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, though the Foreign Investment Law or its Implementation Rules do not explicitly classify contractual arrangements as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment,” which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, such as unwinding the VIE Contractual Arrangements and/or disposal of our related business operations, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

The approval of or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC laws, and, if required, we cannot predict whether or for how long we will be able to obtain such approvals or complete such filings.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of domestic PRC companies using the equity interests in such overseas special purpose vehicle as a means of payment and controlled by persons or entities in China to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition and results of operations.

Furthermore, on July 6, 2021, the relevant PRC government authorities issued the Opinions on Lawfully and Strictly Cracking Down Illegal Securities Activities. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to address the risks and incidents faced by PRC-based overseas-listed companies. As a follow-up, on February 17, 2023, the CSRC released the Overseas Listing Trial Measures, and five supporting guidelines, effective on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. In addition, domestic companies that have been listed on a foreign stock exchange prior to the effective date of the Overseas Listing Trial Measures are required to file with the CSRC within three working days after such domestic companies complete a securities offering on the foreign stock exchange on which their securities have been listed. Since the Overseas Listing Trial Measures were newly promulgated, there are substantial uncertainties as to its interpretation, application and enforcement. If the filing procedure with the CSRC under the Overseas Listing Trial Measures is required for any future offerings, listing or any other capital raising activities by us, it is uncertain whether we could complete the filing procedure in a timely manner, or at all.

In addition, new rules or regulations promulgated in the future may impose additional requirements on us. If it were determined in the future that additional approval and filing from the CSRC or other regulatory authorities or other procedures, including cybersecurity reviews under the Cybersecurity Review Measures and the Draft Data Security Regulations, are required for our offshore offerings, we may not be able to complete the requisite filing procedures or obtain approvals in a timely manner, or at all. Approvals or filings that have been obtained or completed by us may also be rescinded. Any failure to, or delay in, completing such filing procedures or obtaining such approvals for our offshore offerings, or any rescission of approvals or filings that have been obtained or completed by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our ADSs.

If we fail to obtain and maintain licenses, permits or approvals or to complete registrations and filings required under the evolving regulatory regime for online learning in China, our business, financial condition and results of operations may be materially and adversely affected.

The online learning industry in China is highly regulated. As an online learning service provider, we are required to obtain and maintain all necessary approvals, licenses and permits. Meanwhile, the online learning industry in China is still in its nascent stage. The relevant laws and regulations are relatively new and still evolving, and involve significant uncertainties as to their interpretation and enforcement. As a result, it may be difficult to determine whether a given licensing, permit or approval requirement applies to us and what actions or omissions may be deemed to violate the laws and regulations applicable to our online education business. If relevant government authorities determine that we must obtain additional licenses, permits or approvals, or complete additional registrations or filings for our business or operations, we may not be able to obtain or complete them in a timely manner, on commercially reasonable terms, or at all. Failure to obtain such licenses, permits or approvals, or complete such registrations or filings, may subject us to fines, legal sanctions or government orders to suspend our related business or operations.

We currently hold the Value-added Telecommunications Business Operating Licenses and Licenses for the Production and Operation of Radio and Television Programs by some of the VIEs. As further explained below, we may be required to apply for and obtain additional licenses or permits for our online operations as the interpretation and implementation of current PRC laws and regulations are still evolving, and new laws and regulations may also be promulgated.

●	License for Online Transmission of Audio-Visual Programs. Applicable PRC laws and regulations require an entity providing certain audio-visual program services via the internet to hold a License for Online Transmission of Audio-visual Programs, or the AVSP, or complete relevant registration procedures with the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT (currently known as National Radio and Television Administration) or its local bureaus. As of the date of this annual report, only wholly state-owned or state-controlled enterprises are eligible to apply for the AVSP. We offer certain online courses in live-streaming or video-recording formats and other audio-video content through our online learning platforms to our learners. Due to the significant uncertainty regarding the scope of audio-visual program services, we may be required to obtain an AVSP or to complete the relevant registration procedures. However, we may not be able to obtain the AVSP as we are not a wholly state-owned or state-controlled entity.
●	Online Publishing License. If relevant government authorities deem our online distribution of content, including our course materials, to constitute “online publishing service,” we may be required to obtain an Online Publishing License. However, there is uncertainty regarding what activity constitutes online publishing service that is subject to such licensing requirements.

●	Publication License. If relevant government authorities deem our printing and providing physical learning materials to users to constitute “publishing” or “publication distribution,” we may be required to obtain a Publication License.
●	Private School Operating Permit. If relevant government authorities deem our online learning content and solutions to constitute “online education activities” under the Amended Implementation Rules for the Private Education Law, our relevant operating entities may be required to obtain a private school operating permit. However, there is no definition of “online education activities” under the Amended Implementation Rules for the Private Education Law.
●	Applying for or refiling of Education Apps. The Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps issued jointly by the MoE with certain other PRC government authorities on August 10, 2019, or the Opinions on Educational Apps, require that mobile apps that provide services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios, or the Education Apps, be filed with competent provincial regulatory authorities for education. Following the Opinions on Educational Apps, we filed our Education Apps with relevant government authorities. However, to implement the Alleviating Burden Opinion Regarding Compulsory Education, the MoE require all Educational Apps already filed to be refiled to make sure they comply with the Alleviating Burden Opinion Regarding Compulsory Education. As of the date of this annual report, we have already refiled or are otherwise in the process of applying for refiling of our Educational Apps and have not been subject to any material fines or other form of material regulatory or administrative penalties or sanctions due to a lack of requisite licenses, approvals, permits, registrations and filings.

If the government authorities determine that our online education services fall within the scope of business or operations that require additional licenses or permits, including those mentioned above, we may not be able to obtain such licenses or permits on reasonable terms, in a timely manner or at all. In addition, although certain of our VIEs currently hold the Value-added Telecommunications Business Operating Licenses, due to uncertainties with respect to the interpretation of relevant laws and regulations by PRC government authorities, there is no assurance that our Value-added Telecommunications Business Operating Licenses cover all the telecommunication services we currently provide or that we would not be required to obtain additional Value-added Telecommunications Business Operating Licenses in the future. Moreover, we may fail to maintain, renew or update any of our existing licenses, permits, approvals, registrations or filings in a timely manner, on commercially reasonable terms, or at all, which could materially and adversely affect our business, results of operations and financial condition.

Furthermore, from time to time, we may develop new business lines or make changes to our existing business lines, and relevant government authorities may issue new laws, rules and regulations or enhance enforcement of existing laws, rules and regulations, that may require us to obtain additional licenses, approvals or permits, or complete additional registrations and filings. However, there can be no assurance that we are, or will be, able to successfully obtain such licenses, permits or approvals, or complete such registrations and filings in a timely manner, on reasonable terms, or at all. If we fail to obtain and maintain such licenses, permit or approvals, or complete such registrations and filings, we may be subject to fines, legal sanctions or orders to suspend our online education services and our business, financial condition and operational results may be materially and adversely affected.

The audit report included in this annual report is prepared by an auditor which the PCAOB was unable to inspect and investigate completely before 2022 and, as such, our investors have been deprived of the benefits of such inspections in the past, and may be deprived of the benefits of such inspections in the future.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards.

The auditor is located in the mainland of China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed the mainland of China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in the mainland of China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our auditor’s audit procedures and reported financial information and the quality of our financial statements.

If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future, our ADSs may be prohibited from trading in the United States under the HFCAA and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment.

The HFCAA was signed into law on December 18, 2020 and amended pursuant to the Consolidated Appropriations Act of 2023 on December 29, 2022. Under the HFCAA and the rules issued by the SEC and the PCAOB thereunder, if we have retained a registered public accounting firm to issue an audit report where the registered public accounting firm has a branch or office that is located in a foreign jurisdiction and the PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, the SEC will identify us as an SEC-Identified Issuer, shortly after we file with the SEC a report required under the Securities Exchange Act of 1934, or the Exchange Act (such as our annual report on Form 20-F) that includes an audit report issued by such accounting firm; and if we were to be identified as an SEC-Identified Issuer for two consecutive years, the SEC would prohibit our securities (including our shares or ADSs) from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

In December 2021, the PCAOB made its determinations, or the 2021 Determinations, pursuant to the HFCAA that it was unable to inspect or investigate completely registered public accounting firms headquartered in China or Hong Kong, including our auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP. After we filed our annual report on Form 20-F for the fiscal year ended February 28, 2022 that included an audit report issued by Deloitte Touche Tohmatsu Certified Public Accountants LLP on June 14, 2022, the SEC conclusively identified us as an SEC-Identified Issuer in July 2022. As such, we are required to satisfy additional disclosure requirement for SEC-Identified Issuers that are also foreign issuers in this annual report. See “Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.”

Following the Statement of Protocol signed between the PCAOB and the CSRC and the Ministry of Finance of the PRC, or the MOF, in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB voted in December 2022 to vacate the previous 2021 determinations, and as a result, our auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP, is no longer a registered public accounting firm that the PCAOB is unable to inspect or investigate completely as of the date of this annual report or at the time of issuance of the audit report included herein. As such, we do not expect to be identified as an SEC-Identified Issuer again in 2023. However, the PCAOB may change its determinations under the HFCAA at any point in the future. In particular, if the PCAOB finds its ability to completely inspect and investigate registered public accounting firms headquartered in China or Hong Kong is obstructed by the PRC authorities in any way in the future, the PCAOB may act immediately to consider the need to issue new determinations consistent with the HFCAA. We cannot assure you that the PCAOB will always have complete access to inspect and investigate our auditor, or that we will not be identified as an SEC-Identified Issuer again in the future.

If we are identified as an SEC-Identified Issuer again in the future, we cannot assure you that we will be able to change our auditor or take other remedial measures in a timely manner, and if we were to be identified as an SEC-Identified Issuer for two consecutive years, we would be delisted from the NYSE and our securities (including our shares and ADSs) will not be permitted for trading “over-the-counter” either. If our securities are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition or any threat thereof would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition or any threat thereof would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects. Moreover, the implementation of the HFCAA and other efforts to increase the U.S. regulatory access to audit information could cause investor uncertainty as to China-based issuers’ ability to maintain their listings on the U.S. national securities exchanges and the market price of the securities of China-based issuers, including us, could be adversely affected.

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

Substantially all of our business operations are conducted in China. Accordingly, our business, financial condition, results of operations and prospects are influenced by economic, political and legal developments in China. The economy in China differs from the economies of most developed countries in many respects, including the degree of government involvement, level of development, growth rate, control of foreign exchange and currency conversion, access to financing and resource allocation. The PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through allocating resources, controlling payment obligations denominated in foreign currencies, setting monetary policies and providing preferential treatment to particular industries or companies. While the economy of China has experienced significant growth over the past decades, growth has been uneven among different geographies and economic sectors. Any adverse changes in economic conditions or policies in China may have a material adverse effect on the overall economic growth of China. The PRC government has implemented various measures to encourage economic development and guide resource allocation. While some of these measures benefit the overall economy of China, they may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments and conversions of foreign exchanges into Renminbi, as well as changes in applicable tax regulations and practices. Government policies regarding strengthening the regulatory control of foreign currencies could also adversely affect our business development.

The global macroeconomic environment is facing challenges, which are exacerbated by COVID-19. See also “—Our business was materially and adversely affected by COVID-19 and may be materially and adversely affected by a similar outbreak in the future.” The economy of China has shown slower growth compared to the previous decade since 2012 and whether this slowdown will continue is still unknown. In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats and potential for war in the Middle East and elsewhere may increase market volatility across the globe. The Russia-Ukraine conflict has caused, and continues to intensify, significant geopolitical tensions in Europe and across the world. The resulting sanctions are expected to have significant negative impacts on the economic conditions of the targeted countries and markets. There is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. There have also been concerns on the relationship between China and other countries, including the surrounding Asian countries, which may have negative economic and political consequences. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or China economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet capital or liquidity needs.

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

In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. We have required all of our operating entities in China to participate in employee benefit plans and make employee benefit payments for our employees pursuant to applicable laws and regulations. However, we cannot assure you that we will be able to make adequate employee benefit payments for every employee in a timely manner. If we fail to make adequate employee benefit payments, we may be subject to fines, late fees and legal sanctions, and our business, financial conditions and results of operations may be adversely affected.

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

We are a holding company and conduct substantially all of our business through our operating subsidiaries and the VIEs and VIE Subsidiaries. We may rely on dividends paid by our subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. In particular, PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with the PRC accounting standards and regulations. PRC Companies are also required to set aside at least 10% of their after-tax profit based on the PRC accounting standards each year to their statutory surplus reserves until the accumulative amounts of such reserves reach 50% of their respective registered capital. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries and the VIEs and VIE Subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. To the extent cash or assets in our business is in the mainland of China or Hong Kong or a mainland of China or Hong Kong entity, such cash or assets may not be available to fund operations or for other use outside of China due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our PRC subsidiaries, or the VIEs or VIE Subsidiaries by the PRC government to transfer cash or assets. PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place, including the VIE Contractual Arrangements, in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. Moreover, each of our affiliated schools is required to allocate a certain amount of profits to its development fund for constructing or maintaining school facilities or procuring or upgrading learning equipment at the end of each fiscal year. See “Item 4. Information on the Company—B. Business Overview—PRC Regulations—Regulations on Private Education—The Private Education Law and the Implementation Rules for the Private Education Law” for a discussion on the requirements for private schools to make allocations to school development funds. Any direct or indirect limitation on the ability of our PRC subsidiaries to distribute dividends and other distributions to us could materially and adversely limit our ability to make investments or acquisitions at the holding company level, pay dividends or otherwise fund and conduct our business.

PRC laws and regulations may limit the use of the proceeds we received from our financing activities for our investments or operations in China.

In using the proceeds we received from our financing activities as an offshore holding company with PRC subsidiaries, we may (i) make additional capital contributions to our existing PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries or the VIEs, or (iv) acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to regulations and approvals of the PRC government. For example:

●	capital contributions to our PRC subsidiaries, whether existing or newly established ones, require that the PRC subsidiaries complete the requisite filing and reporting procedures with relevant government authorities and register with a local bank authorized by State Administration of Foreign Exchange, or SAFE;
●	loans by us to our PRC subsidiaries, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with local branches of SAFE; and
●	loans by us to the VIEs, which are domestic PRC entities, cannot exceed statutory limits and must be registered with SAFE or SAFE’s local branches and must also be registered with the NDRC, if it is a medium or long term loan.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-Invested Enterprises, or SAFE Circular 19, effective in June 2015, in replacement of a former regulation. SAFE Circular 19 regulates the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise. According to SAFE Circular 19, RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested enterprise may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our offshore offerings, to our PRC subsidiaries, which may adversely affect our liquidity and ability to fund and expand our business in China. Furthermore, on October 23, 2019, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or SAFE Circular 28, which, among other things, allows all foreign-invested enterprises to use RMB converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with any negative list on foreign investments promulgated by the PRC government. However, due to a lack of sufficient guidance, it is unclear how SAFE and competent banks will carry this out in practice.

We expect that PRC laws and regulations may continue to limit our use of proceeds from offshore offerings. We cannot assure you that we will be able to complete the requisite government registrations or obtain the requisite approvals on a timely basis, if at all, with respect to our future plans to use the U.S. dollar proceeds we receive from offshore offerings for our investments and operations in China. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds of offshore offerings and to capitalize our operations in China may be negatively affected, which could materially and adversely affect our liquidity and ability to fund and expand our business.

PRC Regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC beneficial owners resident to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise materially and adversely affect us.

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of offshore entities, for the purpose of overseas investment and financing, with such residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as “special purpose vehicles.” The term “control” under SAFE Circular 37 is broadly defined as the operational, beneficiary or decision-making rights acquired by PRC residents in the offshore special purpose vehicles by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 further requires that SAFE registrations be amended upon (i) any changes with respect to the basic information of the special purpose vehicles, such as changes in PRC resident individual shareholders, names or operation periods, or (ii) any significant changes with respect to the special purpose vehicles, such as increases or decreases of capital contributed by PRC individuals, share transfers or exchanges, mergers, divisions or other material events. If the shareholders of an offshore holding company who are PRC residents do not complete their registrations with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reductions in capital, share transfers or liquidations to the offshore holding company, and the offshore holding company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions. Furthermore, the NDRC issued the Administrative Measures for Outbound Investment by Enterprises, or NDRC Circular 11, on December 26, 2017, which took effect on March 1, 2018, pursuant to which outbound investments via the overseas enterprises controlled by PRC residents are subject to verification, approval, record-filing and reporting requirements. Failure to comply with such verification and approval, record-filing and reporting requirements may subject such PRC residents to personal liability. See “Item 4. Information on the Company—B. Business Overview—PRC Regulations—Administrative Measures for Outbound Investment by Enterprises” for more details regarding NDRC Circular 11.

In February 2015, SAFE promulgated SAFE Circular 13 to simplify the procedures for implementing the foreign exchange control policy in connection with direct investments. Specifically, the registration authorities under the SAFE foreign exchange control policies (including the registration of PRC residents under SAFE Circular 37) change from local SAFE branches to local banks authorized by SAFE. Under SAFE Circular 13, the registrations of PRC residents under SAFE Circular 37, or amendments to such registrations, shall be filed with local banks authorized by SAFE. The PRC residents shall also, by themselves or through entrusting accounting firms or banks, file via the online information system designated by SAFE with respect to their existing rights under offshore direct investments each year in a timely manner.

The failure or inability of our PRC beneficial owners resident to file any required registrations or amendments or otherwise comply with these requirements may subject such beneficial owners to fines and legal sanctions, and may also limit our ability to contribute additional capital into, or provide loans to, our PRC subsidiaries, limit our PRC subsidiaries’ ability to pay dividends or otherwise distribute profits to us, or otherwise materially and adversely affect us.

The M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of PRC companies by foreign investors, and NDRC Circular 11 establishes certain procedures for our offshore investing activities, which could make it more difficult for us to pursue growth through acquisitions in and outside of China.

The Ministry of Commerce of the PRC government, or the MOFCOM, the State Assets Supervision and Administration Commission, the State Administration of Taxation, or the SAT, the State Administration for Industry and Commerce, or the SAIC, the CSRC, and SAFE jointly adopted regulations commonly referred to as the M&A Rules. The M&A Rules establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise.

Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC which became effective in 2008 and last amended in June 2022 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by relevant government authorities before they can be completed. In February 2021, the Anti-Monopoly Commission of the State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector that aims at specifying some of the circumstances under which an activity of internet platforms may be identified as monopolistic act as well as classifying that concentrations involving variable interest entities shall also be subject to anti-monopoly review. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict reviews by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring a transaction through a proxy or contractual control arrangement.

Furthermore, pursuant to NDRC Circular 11, outbound investments via overseas enterprises controlled by PRC residents are subject to verification, approval, record-filing and reporting requirements. According to NDRC Circular 11, sensitive projects, such as outbound investments in real estate, hotels, news media, cinemas or sports clubs, carried out by overseas enterprises controlled by PRC residents shall obtain verification and approval from the NDRC prior to the implementation of such sensitive projects. Non-sensitive projects carried out by overseas enterprises directly controlled by PRC residents, including by means of acquiring assets, making equity investments, or providing financing or guarantees, shall complete record-filings with the competent government authorities prior to the implementation of such non-sensitive project. Non-sensitive projects carried out by overseas enterprises indirectly controlled by PRC residents with an investment amount over $0.3 billion shall be reported to the NDRC by submitting an information reporting form for large-amount non-sensitive projects. See “Item 4. Information on the Company—B. Business Overview—PRC Regulations—Administrative Measures for Outbound Investment by Enterprises” for more details regarding NDRC Circular 11. Through our dual-class share structure, Mr. Bangxin Zhang, a PRC citizen, possesses and controls 72.1% of the voting power of our company as of April 30, 2023, thus our investments outside China are subject to the abovementioned verification, approval, record-filing and reporting requirements under NDRC Circular 11.

We may expand our business in part by acquiring complementary businesses. Compliance with the requirements of the M&A Rules and NDRC Circular 11 in connection with completing such transactions could be costly and time-consuming, and any required verification, approval, record-filing and reporting processes, including obtaining approval from the MOFCOM or NDRC, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The discontinuation of any of the preferential tax treatments currently available to us in China could adversely affect our results of operations and we face risks relating to the discretion of relevant tax authorities in interpreting and implementing tax-related laws and regulations.

Pursuant to the People’s Republic of China Enterprise Income Tax Law, or the EIT Law, and its implementing regulations, foreign-invested enterprises and domestic enterprises are subject to an enterprise income tax at a uniform rate of 25%. Certain enterprises may benefit from preferential tax rates if they qualify as “High and New Technology Enterprises,” “Newly Established Software Enterprise” or “Key Software Enterprise” pursuant to EIT Law and the related regulations. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation—PRC Enterprise Income Tax.”

A number of our PRC subsidiaries and the VIEs and VIE Subsidiaries are, or are expected to be, entitled to applicable preferential tax treatments. However, there can be no assurance that any of these entities will continue to enjoy such preferential tax treatments. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation—PRC Enterprise Income Tax.” The discontinuation of any preferential income tax treatments currently available to us in China could have a material adverse effect on our results of operations and financial condition. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

In addition, relevant tax authorities have broad discretion in interpreting and implementing, and may from time to time conduct inspections on our compliance with, tax-related laws, rules and regulations. While we have been making, and will continue to make, efforts to comply with such laws, rules, and regulations as well as requirements by tax authorities during such inspections, we cannot assure you that our tax policies and practices will be acceptable to PRC tax authorities in every aspect. If we were deemed to have failed to comply with these laws, rules, regulations and requirements, we may be subject to fines or other regulatory and disciplinary sanctions, which may materially and adversely affect our business and results of operations.

Under the EIT Law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders outside of China.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a PRC enterprise for enterprise income tax purposes, although the dividends paid to one resident enterprise from another may be qualified as “tax-exempt income.” The implementation rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. The SAT has issued a circular providing that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management body” located within China if all of the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function are mainly in China; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in China; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in China; and (iv) at least half of the enterprise’s directors with voting right or senior management reside in China.

In addition, the SAT issued bulletins to provide more guidance on the implementation of the above circular. These bulletins clarified certain matters relating to resident status determination, post-determination administration and competent tax authorities. It also specifies that, when provided with a copy of a PRC tax resident determination certificate from a resident PRC-controlled offshore incorporated enterprise, the payer shall not be required to withhold 10% income tax when paying the PRC-sourced dividends, interests and royalties to the PRC-controlled offshore incorporated enterprise.

Furthermore, the SAT issued the Bulletin on Issues Concerning the Determination of Resident Enterprises on the Basis of their Actual Management Bodies in January 2014 to provide more guidance on the implementation of the above circular. This bulletin further provides that, among other things, an entity that is classified as a “resident enterprise” in accordance with the circular shall file an application for classifying its status as a resident enterprise with the local tax authorities where its main domestic investors are registered. From the year in which the entity is determined as a “resident enterprise,” any dividend, profit and other equity investment gain shall be taxed in accordance with the Article 26 of the EIT law and Article 17 and Article 83 of its implementation rules. Although both the circular and these bulletins only apply to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and how the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or individuals.

As substantially all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. We believe that none of our offshore holding companies should be treated as a “resident enterprise” for PRC tax purposes. However, if PRC tax authorities determine that any of our offshore holding companies are “resident enterprises” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, although under the EIT Law and its implementation rules, dividend income between qualified resident enterprises is a “tax-exempt income,” we cannot guarantee that dividends paid to TAL Education Group from our PRC subsidiaries through TAL Holding Limited, or TAL Hong Kong, would qualify as “tax-exempt income” and will not be subject to withholding tax, as the relevant government authorities that enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as PRC “resident enterprises” enterprise income tax purposes. Finally, the “resident enterprise” classification could result in a 10% withholding tax being imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC and enterprise shareholders from transferring our notes, shares or ADSs, if such income is considered PRC-sourced income by the relevant PRC authorities. This could have the effect of increasing our and our shareholders’ effective income tax rates and may require us to deduct withholding tax from any dividends we pay to our non-PRC shareholders. In addition to the uncertainties regarding how the “resident enterprise” classification may apply, the tax-related rules may change in the future, possibly with retroactive effect, which could result in unfavorable tax consequences to us or our shareholders outside of China.

Dividends we receive from our PRC subsidiaries may be subject to PRC withholding tax.

Pursuant to the Arrangement between the Mainland of China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Tax Avoidance Arrangement, dividends distributed to our Hong Kong subsidiaries by our PRC subsidiaries are subject to withholding tax at a rate of 5%, provided that our Hong Kong subsidiaries are deemed by the relevant PRC tax authorities to be “non-PRC resident enterprises” under the EIT Law and hold at least 25% of the equity interest of our PRC subsidiaries. Furthermore, the SAT promulgated the Announcement on Issues Concerning “Beneficial Owners” in Tax Treaties, or the SAT Circular 9, which provides guidance for determining whether a resident of a jurisdiction with tax treaties with China is the “beneficial owner” of an item of income under PRC tax treaties and tax arrangements. According to SAT Circular 9, a beneficial owner generally must engage in substantive business activities, and an agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. A conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. Although we may use our Hong Kong subsidiary, namely TAL Holding Limited, as a platform to expand our business in the future, our Hong Kong subsidiary currently does not engage in any substantive business activities and thus it is possible that it may not be regarded as “beneficial owner” for the purposes of SAT Circular 9 and the dividends it receives from our PRC subsidiaries would be subject to withholding tax at a rate of 10%.

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises issued by the SAT in February 2015, or SAT Bulletin 7, where a non-resident enterprise indirectly transfers properties, such as equity interests in PRC resident enterprises without any reasonable commercial purposes and aiming to avoid the payment of enterprise income tax, such indirect transfer must be reclassified as a direct transfer of equity interests in PRC resident enterprises. Gains derived from such a transfer will be subject to the PRC withholding tax at a rate of up to 10%. To assess whether an indirect transfer of PRC taxable properties has reasonable commercial purposes, all arrangements related to the indirect transfer and factors set forth in SAT Bulletin 7 must be comprehensively analyzed in light of the actual circumstances.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or the SAT Bulletin 37, which came into effect and superseded Circular 698 on December 1, 2017. The SAT Bulletin 37 further clarifies the practices and procedures for withholding non-resident enterprise income taxes.

However, there remains uncertainties as to the implementation details of SAT Bulletin 7 and Bulletin 37. We or our non-PRC resident investors may be at risk of being taxed under, or being required to devote resources to comply with SAT Bulletin 7 and Bulletin 37, or to establish that we or our non-PRC resident investors should not be taxed under these bulletins, which may have a material adverse effect on our financial condition and results of operations, or on such non-PRC resident investors’ investment in us. In addition, we may conduct acquisitions involving changes in corporate structures. We cannot assure you that PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance in the investigations conducted by PRC tax authorities with respect thereto. Any PRC tax imposed on a transfer of our shares or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in us.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

Our revenues and costs are mostly denominated in Renminbi. The value of Renminbi against U.S. dollars and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions and foreign exchange policies. After the PRC government changed its policy of pegging the value of Renminbi to U.S. dollars in 2005, the Renminbi has fluctuated against the U.S. dollars, at times significantly and unpredictably. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that Renminbi will not appreciate or depreciate significantly in value against U.S. dollars in the future. It is difficult to predict how market forces or PRC or U.S. government policies may impact the exchange rates between Renminbi and U.S. dollars in the future.

To the extent that we need to convert U.S. dollars into Renminbi for capital expenditures and working capital and other business purposes, appreciation of Renminbi against U.S. dollars would have an adverse effect on the amounts of Renminbi we would receive from such conversions. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of U.S. dollars against Renminbi would have a negative effect on the amounts of U.S. dollars available to us.

We have invested in derivative financial instruments, such as exchange option contracts that may hedge our exposure to foreign currency risks to a certain extent. The availability and effectiveness of such hedges may be limited and we may not be able to mitigate our exposure in an adequate manner, or at all. In addition, our currency exchange losses may be magnified by the exchange control PRC regulations that restrict our ability to convert Renminbi into foreign currencies. As a result, fluctuations in foreign exchange rates may have a material adverse effect on our financial condition and results of operations, as well as the value of your investment.

Governmental control of currency conversions may negatively affect the value of your investment.

The PRC government imposes controls on the convertibility between Renminbi and foreign currencies and, in certain cases, the remittance of currencies out of China. We received substantially all of our revenues in RMB. Under our current corporate structure, our income at the holding company level is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currencies may restrict the ability of our PRC subsidiaries to remit sufficient foreign currencies to make dividend or other payments to us, or otherwise satisfy their foreign currency-denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approvals from SAFE by complying with certain procedural requirements. However, for any PRC company, dividends can be declared and paid only out of the retained earnings of that company under PRC laws. Furthermore, approvals from SAFE or its local branches or prior registrations with banks authorized by SAFE are required where Renminbi is to be converted into a foreign currency and remitted out of China to pay capital expenses, such as repaying loans denominated in foreign currencies. Specifically, under the existing exchange restrictions, without prior approvals of SAFE or prior registrations with banks authorized by SAFE, cash generated from the operations of our PRC subsidiaries may be used to pay dividends by our PRC subsidiaries to TAL Education Group through our Hong Kong subsidiaries and pay employees of our PRC subsidiaries who are located outside of China in a foreign currency. With prior approvals from SAFE, cash generated from the operations of our PRC subsidiaries and VIEs may be used to pay off debt in a foreign currency owed by our subsidiaries and VIEs to entities outside of China, and make other capital expenditures outside of China in a foreign currency. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our business needs, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs, which may negatively affect the value of your investment.

Employee participants in our share incentive plans who are PRC citizens may be required to register with SAFE. We also face regulatory uncertainties in China that could restrict our ability to grant share incentive awards to our employees who are PRC citizens.

Pursuant to the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in a Stock Incentive Plan of an Overseas Publicly-Listed Company issued by SAFE, or SAFE Circular 7, a qualified PRC agent (which could be the PRC subsidiary of an overseas-listed company) is required to file, on behalf of “domestic individuals” (both PRC residents and non-PRC residents who reside in China for a continuous period of not less than one year, excluding foreign diplomatic personnel and representatives of international organizations) who are granted shares or share options by an overseas-listed company according to its stock incentive plan, an application with SAFE to register such stock incentive plan, and obtain the approval for an annual allowance with respect to the purchases of foreign exchanges in connection with stock purchases or stock option exercises. Such PRC individuals’ foreign exchange income received from the sales of stocks and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in China opened and managed by the PRC domestic agent before distribution to such individuals. In addition, such domestic individuals must retain an overseas entrusted institution to handle matters in connection with their stock option exercises and stock purchases and sales. The PRC domestic agent also needs to update the registration with SAFE within three months after the overseas-listed company materially changes its existing stock incentive plans or makes any new stock incentive plans.

Prior to the issuance of SAFE Circular 7, we received the approval from SAFE’s Beijing branch in regards to the applications we had submitted on behalf of certain of our employees who hold a significant number of our restricted shares. Upon the issuance of SAFE Circular 7, we renewed the registration on behalf of these employees in accordance with SAFE Circular 7. From time to time, we need to apply for, or to update, the registration with SAFE or its local branches on behalf of our employees who are granted options or registered shares under our share incentive plans, or upon material changes to our current share incentive plans, or upon establishing new share incentive plans. We may not always be able to make such applications or updates to the registration in a timely manner, or at all, nor can we ensure you that such applications or updates to the registration will be successful. If we or the participants of our share incentive plans who are PRC citizens fail to comply with SAFE Circular 7, we and/or such participants may be subject to fines and legal sanctions, there may be additional restrictions on the ability of such participants to exercise their stock options or remit proceeds gained from sales of their stocks into China, and we may be prevented from further granting share incentive awards under our share incentive plans to our employees who are PRC citizens. Such events could adversely affect our business operations and limit our ability to retain key talents.

Risks Related to Our ADSs

The market price for our ADSs may be volatile.

The market price for our ADSs has fluctuated significantly since we first listed our ADSs. For the fiscal year ended February 28, 2023, the closing prices of our ADSs have ranged from $1.75 to $10.08 per ADS.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors such as:

●	actual or anticipated fluctuations in our operating results;
●	changes in financial estimates by securities research analysts;
●	changes in the economic performance or market valuation of other companies in our industry;
●	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;
●	additions or departures of our executive officers or key personnel;
●	negative publicity about us, our competitors or our industry;
●	intellectual property litigation, regulatory investigation or other governmental proceedings against us;

●	substantial sales, whether actual or perceived, of our ADSs in the public market; and
●	general economic, regulatory or political conditions in China and the United States.

In addition, the stock market in general, and the market prices for companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some PRC-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these PRC-based companies’ securities after their offerings may affect the attitudes of investors toward PRC-based companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other PRC-based companies may negatively affect the attitudes of investors towards PRC-based companies in general, including us, regardless of whether we have conducted any inappropriate activities. We may become the subject of unfavorable allegations made by short sellers again in the future. Any such allegations may be followed by periods of instability in the market price of our ordinary shares and ADSs and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we may have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we will strongly defend against any such allegations or short-seller attacks, we may be constrained in the manner in which we can proceed against the relevant short sellers by principles of freedom of speech, applicable federal or state laws or issues of commercial confidentiality. Responding to such allegations or attacks may be costly, time-consuming and distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business and shareholders’ equity, and the value of your investment in our ADSs could be greatly reduced or rendered worthless.

Furthermore, the global financial crisis, the ensuing economic recessions in many countries and the slowing economy of China have contributed and may continue to contribute to extreme volatility in the global stock markets. These broad market and industry fluctuations may adversely affect our operating performance. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, some of whom have been granted share incentive awards under our share incentive plan.

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

Upon any transfer of Class B common shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B common shares shall be automatically and immediately converted into an equal number of Class A common shares. In addition, if at any time, any of the persons who held Class B common shares immediately before our initial public offering and their affiliates collectively own less than 5% of the total number of the issued and outstanding Class B common shares, each issued and outstanding Class B common share owned by such Class B holder shall be automatically and immediately converted into one Class A common share, and no Class B common shares shall be issued by us thereafter. Due to the disparate voting powers attached to these two classes of common shares, as of April 30, 2023, holders of our Class B common shares (excluding any Class A common shares such holder may hold in the form of ADSs) collectively held approximately 75.0% the voting power of our outstanding shares and have considerable influence over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential mergers, takeovers or other change-of-control transactions that holders of our Class A common shares and ADSs may view as beneficial.

Our corporate actions are substantially controlled by our officers, directors and their affiliated entities.

As of April 30, 2023, our executive officers, directors and their affiliated entities beneficially owned approximately 31.9% of our total outstanding shares, representing 77.9% of our total voting power. These shareholders, if they acted together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions and they may not act in the best interests of other minority shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other minority shareholders.

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

Substantial future sales or an expectation of substantial sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market, or an expectation that these sales could occur, may cause the market price of our ADSs to decline and could materially impair our ability to raise capital through equity offerings in the future. We have Class A and Class B common shares outstanding, including Class A common shares represented by ADSs. All of our ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. Class A common shares not represented by ADSs, such as grants of share incentive awards which have vested, and Class B common shares are available for sale subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. To the extent shares are sold into the public market, the market price of our ADSs could decline.

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

Our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, the declaration of dividend will be subject to our memorandum and articles of association and certain restrictions under Cayman Islands law. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on the investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which they are purchased. You may not realize a return on your investment in our ADSs and may even lose your entire investment in our ADSs.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our subsidiaries and the VIEs and VIE Subsidiaries in China. Most of our executive officers and directors do not reside in the United States and some or all of the assets of these persons are not located in the United States. As a result, it may not be possible to effect service of process within the United States or elsewhere outside of China upon our executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws.

It may also be difficult or impossible for you to bring an action against us or against our directors and executive officers in the Cayman Islands or in China in the event that you believe that your rights have been infringed under applicable securities laws or otherwise. Even if you were successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and executive officers.

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign monetary judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from the United States would be enforceable in the Cayman Islands. See also “—Since we are a Cayman Islands exempted company, the rights of our shareholders may be more limited than those of shareholders of a company organized in the United States” for further discussions regarding limitations on the rights of shareholders of a Cayman Islands company like us.

In China, the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

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

Holders of our ADSs have fewer rights than holders of our common shares and must act through the depositary to exercise those rights.

Holders of our ADSs do not have the same rights as our shareholders and may only exercise voting rights with respect to the underlying Class A common shares in accordance with the provisions of the deposit agreement. Under our memorandum and articles of association, the minimum notice period required to convene a general meeting is ten days. When a general meeting is convened, holders of our ADSs may not receive sufficient notice of a shareholders’ meeting to permit them to withdraw their common shares to allow them to cast their votes with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to holders of our ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of our ADSs in a timely manner, but we cannot assure them that they will receive the voting materials in time to ensure that they can instruct the depositary to vote the ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of our ADSs may not be able to exercise their right to vote and may lack recourse if the votes attaching to the common shares underlying our ADSs are not voted as they requested. In addition, in their capacity as an ADS holder, holders of our ADSs will not be able to call a shareholders’ meeting.

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

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for regulatory investigations or litigations initiated outside of China. Although PRC government authorities may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of a mechanism for mutual and practical cooperation. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of China, and no organization or individual may provide documents or materials relating to securities business activities to overseas parties arbitrarily without the consent of the competent securities regulatory authority in China. While detailed interpretation of, or implementation rules under, Article 177 of the PRC Securities Law have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests. In addition, the Overseas Listing Trial Measures provide, among others, that domestic companies or individuals shall obtain the consent from the CSRC and relevant competent departments, if they provide relevant documents and materials in accordance with the requirements of overseas securities regulators for investigation and collection of evidence. However, since the Overseas Listing Trial Measures were newly promulgated, there are substantial uncertainties as to its the interpretation, application and enforcement of Overseas Listing Trial Measures. If we are required to obtain the consent from the CSRC and relevant competent departments when providing information needed for regulatory investigations or litigation initiated outside China, it is uncertain whether we could obtain such consent in a timely manner, or at all. See also “—Since we are a Cayman Islands exempted company, the rights of our shareholders may be more limited than those of shareholders of a company organized in the United States” for further discussions of risks associated with investing in us as a Cayman Islands company.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of NYSE. Press releases relating to our financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with or furnished to the SEC by U.S. domestic issuers.

We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended February 28, 2023, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or common shares.

Under U.S. federal income tax law, we will be classified as a PFIC for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income (the income test) or (ii) at least 50% of the value of our assets (generally determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income (the asset test). Although the law in this regard is unclear, we treat the VIEs and the VIE Subsidiaries as being owned by us for U.S. federal income tax purposes, not only because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we are considered the primary beneficiary of these entities and consolidate their operating results in our combined financial statements under the U.S. GAAP for accounting purposes. If it were determined, however, that we are not the owner of the VIEs and the VIE Subsidiaries for U.S. federal income tax purposes, we would be more likely to be treated as a PFIC for our current and any subsequent taxable year.

Based on our financial statements and the composition of our income and assets, the valuation of our assets, and the market price of our ADSs (and despite our assumption that we are the owner of the VIEs and the VIE Subsidiaries for U.S. federal income tax purposes), we believe that we were a PFIC for the taxable year ended February 28, 2023, and we may be classified as a PFIC for the current or future taxable years. The determination of whether we were, are, or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be more likely to be treated as a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash or other passive assets for active purposes, our risk of being classified as a PFIC may substantially increase for the current and any subsequent taxable year.

If we were, are, or will become classified as a PFIC, a U.S. Holder (as defined in “Item 10. Additional Information-E. Taxation-U.S. Federal Income Tax Considerations-General”) may be subject to reporting requirements and may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or common shares and on the receipt of distributions on the ADSs or common shares to the extent any such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our ADSs or common shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ADSs or common shares. As we believe we were a PFIC for our taxable year ended February 28, 2023, it is expected that any U.S. Holder which held our ADSs or common shares during such taxable year will be subject to these rules. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of holding and disposing of ADSs or common shares if we are or become classified as a PFIC. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—PFIC Considerations and Rules.”

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

Prior to December 2021, we mainly offered comprehensive tutoring services to K-12 students covering core academic subjects as well as learning products, contents, technologies, services and other learning resources for learners and customers. In response to regulatory developments, we ceased offering K-9 Academic AST Services in the mainland of China as of December 31, 2021.

For more information on our acquisitions and investments, see Note 3 “Business Acquisitions,” Note 8 “Long-term investments” and Note 12 “Fair Value” to the consolidated financial statements included elsewhere in this annual report.

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

In January 2018, we issued certain numbers of Class A common shares to a long-term equity investment firm for a total proceed of approximately $500 million.

In February 2019, we issued certain numbers of Class A common shares to a long-term equity investment firm for a total proceed of approximately $500 million.

In November 2020, we issued certain numbers of Class A common shares to a global growth investment firm for a total proceed of approximately $1.5 billion.

In January 2021, we issued certain numbers of Class A common shares for a total proceed of approximately $1.0 billion and convertible notes for a total proceed of approximately $2.3 billion to a group of investors. The notes were repurchased in full in October 2021.

Our principal executive offices are located at 5/F, Tower B, Heying Center, Xiaoying West Street, Haidian District, Beijing 100085, People’s Republic of China. Our telephone number at this address is +86 (10) 5292 6669. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. As of February 28, 2023, we had branch offices in 39 cities in China and four branch offices out of China.

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

Our businesses started in 2005 by launching tutoring services mainly for the K-12 age groups in China, and began to explore online learning services afterwards, with the mission to provide engaging and effective learning experiences regardless of the learners’ geographic location or socio-economic background. We further expanded our offerings by introducing enrichment learning products, launching enterprise product suites and entering overseas markets in recent years. In compliance with regulatory policies promulgated in 2021, we ceased offering the K-9 Academic AST Services in the mainland of China at the end of 2021. We have since realigned our business focus towards (i) learning services and others, and (ii) learning content solutions to capture evolving customer needs. We have continued to integrate technology with learning, promote industry innovation, and lead industry development since our inception. We are always full of passion for empowering learners, teachers and learning institutions and keeping a keen prospective for the evolving and developing industry.

Our Offerings

Powered by our technology capabilities, we are committed to maximizing a learner’s potential by providing access to an engaging learning experience with efficacy and convenience, regardless of his or her geographic location or socio-economic background. We have crafted a wide variety of learning solutions and services to address learners’ evolving needs and help them become well-rounded individuals and excel in a global environment. We also offer learning content solutions empowering teachers and learning institutions.

Learning Services and Others

Historically, we offered K-9 Academic AST Services in the mainland of China, which was ceased at the end of 2021 in compliance with regulatory policies promulgated by the PRC government in 2021. In the fiscal years ended February 28, 2021 and 2022, the revenues from offering K-9 Academic AST Services in the mainland of China accounted for a substantial majority of our total net revenues prior to the cessation of such services.

We are currently offering, and evaluating, a broad range of learning programs that are aligned with our mission, core competencies, and learner demand. We deliver our learning services primarily through small classes, personalized premium services and online course offerings.

Equipped with robust content development and technology capabilities, in recent years we launched a series of enrichment learning programs, including Science and Creativity, Coding and Programing, and Humanities and Aesthetics, to create immersive, engaging and holistic learning experiences for our learners. We have designed and implemented such enrichment learning programs by levels and tailored them to learners of different ages and varying interests.

We do not currently offer K-9 Academic AST Services in the mainland of China. To the extent in accordance with local laws and regulations, we offer Academic AST Services for select age groups in select countries and regions (except the K-9 age group in the mainland of China).

Our average student enrollments of normal priced long-term course per quarter for learning services decreased by 83.9% from approximately 3.9 million in the fiscal year ended February 28, 2022 to approximately 0.6 million in the fiscal year ended February 28, 2023 primarily due to the cessation of the K-9 Academic AST Services in the mainland of China by the end of December 2021.

Based on our insights and technology capabilities, we develop new technology solutions and upgrade existing ones to fulfill the customers’ underserved digitalization needs. We also provide SaaS technology solutions to a wide array of institutional customers, including other learning institutions of different types and scale, and other technology service providers.

Learning Content Solutions

We are a leading content developer and distributor with a rich library of diverse learning content in both paper and digital formats. Equipped with robust content development capabilities and actionable insights into the learning needs of young learners, we have been continually developing and launching learning content solutions in different categories. The content materials are either created in-house leveraging the broad content library we accumulated over the course of the company history, or acquired or licensed from domestic and global partners. These digitally integrated, highly interactive learning content meets our learners’ needs for both self-study and general reading. Our primary learning content solutions currently include print books, smart books, mobile apps, and AI-driven learning devices.

Technology, Research and Development

Our Technology Capabilities

Our technology capabilities have been a great contributor to the success of our business. Specifically, our intelligent classroom capabilities deliver an engaging and effective learning experience featuring personalized in-class interactions, automatically generated feedback and tailor-made recommendations for further improvement; our content development capabilities generate well-received consumer-facing learning content solutions embedded with intelligent functionalities empowering self-directed learning; and our AI-based management capabilities provide for high teaching quality and superior learning performance and support our operating at scale at affordable costs.

Our Technology Infrastructure

We facilitate online live instruction through our proprietary learning management system that users can access through PC or our applications. Therefore, building a reliable, scalable and secure technology infrastructure is crucial to our ability to support our live streaming classes and online community. We have established an online platform that enables users to simultaneously log onto and participate in activities online. Our servers and routers, including backup servers, are currently hosted at our facilities or by third-party service providers in multiple cities in China. We regularly back up our databases. We regularly monitor the performance of our websites and infrastructure to enable us to respond quickly to potential problems. We are dedicated to diversifying and enhancing the interactive functionalities of our proprietary platform through which we deliver live streaming classes.

Research and Development

We have a dedicated in-house team who are engaged in the research and development of our foundational technologies, the application of such technologies and the research, development and design of learning services, and learning content solutions that we offer.

Competition

The learning solutions market in China is rapidly evolving, highly fragmented and competitive. We face competition in each type of products and services we offer and each geographic market in which we operate. For example, we mainly face competition from other existing major players in the learning solutions market who also provide learning services and learning content solutions. There may be new entrants emerging, in each of our business lines, and these market players compete to attract, engage and retain learners and their parents.

Entry barriers in the learning solutions markets mainly include brand awareness, learning resources, technology capabilities and supply of superior talents.

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

Branding and Marketing

Our reputation and brand awareness play a significant role in learner recruitment and institutional customer acquisition. We engage in a range of marketing activities to enhance our brand recognition among prospective learners and their parents, generate interest in our service offerings and further stimulate referrals.

Moreover, we promote our businesses through multiple channels and media. For our learning services and others, a large number of our learners are acquired through organic traffic (such as our apps, social media groups and our direct-sale stores on e-commerce platforms) and word-of-mouth referrals. We also acquire learners through paid channels. Additionally, we sell certain solutions our through our distribution partners. For learning content solutions, we distribute our products through online platforms (such as e-commerce platforms, living streaming, and others). We also sell our products offline both directly and through distribution partners.

In the fiscal years ended February 28, 2021, 2022 and 2023, our selling and marketing expenses were $1,680.1 million, $1,118.1 million and $283.0 million, respectively, accounting for 37.4%, 25.5% and 27.8% of our total net revenues for these periods, respectively.

Data Privacy and Security

We are committed to protecting data privacy and security. We have internal rules and policies on data collection, processing and usage, as well as protocols, systems and technologies in place to ensure the confidentiality and integrity of our data. Users must acknowledge the terms and conditions of the user agreement before using our products, under which they consent to our collection, use and disclosure of their data in compliance with applicable laws and regulations. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic manner.

We are subject to PRC laws and regulations governing the collection, storing, sharing, using, processing, disclosure and protection of personal information and other data and the relevant risks and uncertainties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Failure to comply with various evolving PRC laws and regulations regarding cybersecurity and data privacy could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.”

Intellectual Property

Our brands, trademarks, service marks, copyrights, patents and other intellectual property rights distinguish and protect our offerings and services from infringement, and contribute to our competitive advantages in the learning solutions industry in China. As of February 28, 2023, our intellectual property rights include the following:

●	Trademark registrations for our brands and logos in and out of China;
●	Domain names, including our key domain names www.100tal.com, www.xueersi.com, and www.speiyou.com;
●	Copyrights, including those related to learning contents and software programs that we developed in-house; and
●	patents granted in China relating to technology-driven teaching.

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

Insurance

We have purchased limited liability insurance covering our learning centers and service centers. We consider our insurance coverage to be in line with that of other learning solutions providers of a similar size in China.

PRC Regulations

This section summarizes the principal PRC laws and regulations relating to our businesses.

We operate our business in China under a legal regime consisting of (i) the NPC, which is PRC’s highest legislative body, (ii) the State Council, which is the highest authority in the executive branch of the PRC central government and (iii) several ministries and agencies under its authority, including the MoE, the SAPPRFT, the MIIT, the SAMR, the Ministry of Civil Affairs and their respective local offices.

Regulations on Private Education

The principal laws and regulations governing private education in China consist of the PRC Education Law, the Private Education Law and Implementation Rules, and the Regulations on PRC-Foreign Cooperation in Operating Schools. Below is a summary of relevant provisions of these laws and regulations.

PRC Education Law

The NPC enacted the PRC Education Law, the most recent amendment of which was effective on April 30, 2021. The PRC Education Law sets forth provisions relating to the fundamental education systems in China, including a school system of preschool education, primary education, secondary education and higher education, a system of nine-year compulsory education and a system of education certificates. The PRC Education Law stipulates that the government formulates plans for the development of education, and establishes and operates schools and other educational institutions. Under the PRC Education Law, enterprises, public institutions, social organizations and individuals are encouraged to establish and operate schools and other types of educational organizations in accordance with PRC laws and regulations.

The Private Education Law and the Implementation Rules for the Private Education Law

The principal laws and regulations governing the private education industry in China are the Private Education Law and the Implementation Rules for the Private Education Law, or collectively, the Private Education Law and Implementation Rules. The Private Education Law was promulgated by the Standing Committee of the NPC in 2002, and was last amended on December 29, 2018. Under the Private Education Law and Implementation Rules, “private schools” are defined as schools established by non-governmental organizations or individuals using non-government funds. In addition, under the Private Education Law and Implementation Rules, private schools providing certifications, pre-school education, self-study aid and other academic education are subject to approval by the education authorities, while private schools engaging in occupational qualification training and occupational skill training are subject to approval by the authorities in charge of labor and social welfare. A duly approved private school will be granted a private school operating permit, and shall be registered in accordance with relevant laws and regulations.

Under the Private Education Law and Implementation Rules, private schools have the same legal status as public schools, though private schools are prohibited from providing military, police, political and other kinds of education that are of a special nature. In addition, under the Private Education Law and Implementation Rules, a private school is subject to the regulations related to operation and management. For example, a private school shall establish an executive council, a board of directors or any other form of decision-making body and such a decision-making body shall meet at least twice a year. Teachers employed by a private school shall have the qualifications specified for teachers and meet the conditions provided for in the Teachers Law of the PRC and other relevant laws and regulations, and there shall be a definite number of full-time teachers in a private school.

On November 7, 2016, the Standing Committee of the NPC issued a Decision on Amending Private Education Law, or the Amending Decision. According to the Amending Decision, the Private Education Law was amended, or the Amended Private Education Law, which took effect on September 1, 2017. Before September 1, 2017, private education is treated as a public welfare. Nonetheless, investors in a private school may choose to require “reasonable returns” from the annual net balances of the school net of costs, donations received, government subsidies, if any, or the reserved development funds and other expenses as required by applicable regulations.

Every private school is required to allocate a certain amount to its development fund for constructing or maintaining school facilities or procuring or upgrading educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, if any. In the case of a private school that does not require reasonable returns, this amount shall be equal to no less than 25% of the annual increase in the net assets of the school, if any.

After September 1, 2017, under the Amended Private Education Law, the term “reasonable return” is no longer used, and sponsors of private schools may choose to establish non-profit or for-profit private schools at their own discretion. Nevertheless, school sponsors are not allowed to establish for-profit private schools that are engaged in compulsory education.

The Amended Private Education Law further establishes a new classification system for private schools on whether they are established and operated for profit-making purposes. Key features of this system include the following:

●	sponsors of for-profit private schools are entitled to retain the profits and proceeds from the schools and the operation surplus may be allocated to the sponsors pursuant to the PRC Company Law and other relevant laws and regulations, whereas sponsors of non-profit private schools are not entitled to the distribution of profits or proceeds from the non-profit schools and all operation surplus of non-profit schools shall be used for the operation of the schools, except that sponsors of private schools established before November 7, 2016 and registered as non-profit private schools, are allowed to obtain compensation or rewards after the liquidation of such schools based on their investments in the schools, the reasonable returns they had obtained from the schools and the effectiveness of their operation of the school;
●	private schools (for-profit and non-profit alike) may enjoy preferential tax treatments; non-profit private schools will be entitled to the same tax benefits as public schools whereas taxation policies for for-profit private schools are still unclear as more specific provisions are yet to be introduced;
●	the remaining assets of non-profit private schools after liquidation shall continue to be used for the operation of non-profit schools, whereas the remaining assets of for-profit private schools shall be distributed to the sponsors in accordance with the PRC Company Law; and
●	local governments at or above the prefecture level may support private schools (for-profit and non-profit alike) by subscribing to their services, providing student loans and scholarships, and leasing or transferring unused state assets to the schools, and the local governments may further support non-profit private schools in the form of government subsidies, bonus funds and incentives for donation.

On December 29, 2016, the State Council issued the Several Opinions of the State Council on Encouraging the Operation of Education by Social Forces and Promoting the Healthy Development of Private Education, which requires to ease the access to the operation of private schools and encourages social forces to enter the education industry. The opinions also provide that each level of the government shall increase their support to the private schools in terms of financial investments, financial support, autonomy policies, preferential tax treatments, land policies, fee policies, autonomy operation and protection of the rights of teachers and students, among other aspects. Further, the opinions require each level of the government to improve local policies on government support to for-profit and non-profit private schools by differentiated policies.

On December 30, 2016, the MoE, Ministry of Civil Affairs, the SAIC, the Ministry of Human Resources and Social Welfare and the State Commission Office of Public Sectors Reform jointly issued the Implementation Rules on the Classification Registration of Private Schools to reflect the new classification system for private schools as set out in the Amended Private Education Law. Generally, if a private school established before the promulgation of the Amended Private Education Law chooses to register as a non-profit school, it shall amend its articles of association, continue its operation and complete the new registration process. If such private school chooses to register as a for-profit school, it shall conduct a financial liquidation process, have the property rights of its assets such as lands, school buildings and school running accumulation and other property authenticated by relevant government authorities, pay up relevant taxes, apply for a new private school operating permit, re-register as for-profit schools and continue its operation. Specific provisions regarding the above registration process shall be introduced by governments at the provincial level.

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

Further, the State Council published the amendments to the Implementation Rules for the Private Education Law on April 7, 2021, which became effective on September 1, 2021. The Amended Implementation Rules for the Private Education Law stipulates that a private school using internet technology to provide online educational courses shall obtain a private school operating permit and comply with relevant laws and regulations regarding internet administration. Further, non-profit private schools shall use bank accounts that have been filed with relevant government authorities to collect fees and make payments in connection with conducting their business operations. Relevant government authorities shall enhance the supervision on the agreements entered into between non-profit private schools and their related parties, and shall review such transactions on an annual basis.

Regulations on PRC-Foreign Cooperation in Operating Schools

PRC-foreign cooperation in operating schools is specifically governed by the Regulations on PRC-Foreign Cooperation in Operating Schools, promulgated by the State Council in accordance with the PRC Education Law, the Occupational Education Law, the Private Education Law and the Implementation Rules for the Regulations on PRC-Foreign Cooperation in Operating Schools.

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

Regulations on After-school Tutoring Institutions and Online Education

The MoE, jointly with certain other PRC government authorities, promulgated the Implementation Opinions on Regulating Online After-School Tutoring, or the Online After-School Tutoring Opinions, effective on July 12, 2019. The Online After-School Tutoring Opinions are intended to regulate academic after-school tutoring involving internet technology provided to students in primary and secondary schools. Among other things, the Online After-School Tutoring Opinions require that online after-school tutoring institutions shall file with the competent provincial education regulatory authorities before October 31, 2019 and that such education regulatory authorities shall, jointly with other provincial government authorities, review such filings.

Moreover, the MoE, jointly with certain other PRC government authorities, issued the Opinions on Educational Apps, which requires, among others, mobile apps that provide services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios, or the Educational Apps, be filed with competent provincial regulatory authorities for education. The Opinions on Educational Apps also requires, among others, that: (i) before filing, the Educational Apps’ provider obtain the ICP license or complete the ICP filing and obtain the certificate and the grade evaluation report for graded protection of cybersecurity; (ii) Educational Apps whose main users are under the age of 18 limit the use time, specify the range of suitable ages, and strictly monitor their content; (iii) before an Educational App is introduced as a mandatory app to students, such Educational App be approved by the applicable school through its collective decision-making process and be filed with the competent education authority; and (iv) Educational Apps adopted by education authorities and schools as their uniformly used teaching or management tools not charge the students or parents any fee, and not offer any commercial advertisements or games. On November 11, 2019, the General Office of MoE promulgate the Administrative Measures for the Filing of Educational Apps, which further provided the detailed implementation rules with respect to such filing requirements under the Opinions on Educational Apps.

On June 10, 2020, the General Office of MoE and the General Office of SAMR promulgated the Notice on Issuing the Form of Service Contract for After-school Training Provided to Primary and Secondary School Students and amended on September 27, 2021, which requires the local competent regulatory authorities to guide the relevant parties to use the form of service contract for after-school training activities provided to primary and secondary school students. The form of service contract covers the obligations and rights of parties involved in the after-school training, including detailed provisions on training fees, refund arrangement and default liabilities.

In order to continuously regulate after-school tutoring, and effectively alleviate the burden of excessive homework and the burden of after-school tutoring on students in compulsory education, on July 24, 2021, the General Office of State Council and the General Office of Central Committee of the Communist Party of China jointly promulgated the Alleviating Burden Opinion Regarding Compulsory Education, which provides that, among other things, (i) local government authorities shall no longer approve any new institutions providing after-school tutoring services on academic subjects in China, or Academic AST Institutions, for students in compulsory education, and existing Academic AST Institutions need to be registered as non-profit institutions; (ii) foreign ownership in Academic AST Institutions is prohibited, including through contractual arrangements, and those that have violated regulations need to rectify the situation; (iii) Academic AST Institutions shall not raise funds by listing on the stock market, and listed companies shall not invest in Academic AST Institutions by raising funds through the stock market, nor shall they purchase the assets of Academic AST Institutions by means of issuing shares or paying cash; (iv) online Academic AST Institutions that previously have filed with the local education administration authorities shall be reapproved; and (v) for non-academic tutoring, local government authorities shall identify corresponding competent authorities for different tutoring categories, set forth standards and approve relevant non-academic tutoring institutions.

Moreover, the Alleviating Burden Opinion Regarding Compulsory Education specifies a series of operating requirements that after-school tutoring institutions must meet, including, among other things, (i) after-school tutoring institutions shall not provide tutoring services on academic subjects during national holidays, weekends and school breaks; (ii) for online tutoring, each class session shall be no more than thirty minutes and the training shall end no later than 9:00 p.m.; (iii) no advertisements for after-school tutoring shall be published or broadcasted in the network platforms and billboards displayed in the mainstream media, new media, public place and residential areas; (iv) the provision of overseas education courses by PRC after-school tutoring institutions is strictly prohibited; (v) fees charged for academic subjects tutoring in compulsory education shall be included into government-guided price management, and excessive high fees and excessive profit-seeking behaviors will be suppressed; (vi) government authorities will implement risk management and control for the pre-collection of fees by after-school tutoring institutions with requirements such as setting up third-party custodians and risk reserves, and strengthen supervision over loans regarding tutoring services; (vii) online tutoring for preschool-age children is prohibited, and offline academic subjects (including foreign language) tutoring classes for preschool-age children is also strictly prohibited; and (viii) administration over academic tutoring services for high school students shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion Regarding Compulsory Education.

On July 28, 2021, the General Office of MoE promulgated the Notice on Further Clarifying the Scope of Academic Subjects and Non-Academic Subjects of After-School Tutoring in the Compulsory Education, which specifies that according to the national curriculum on compulsory education, when after-school institutions carry out tutoring, morality and rule of law, Chinese, history, geography, mathematics, foreign language (including English, Japanese, Russian), physics, chemistry and biology are classified as academic subjects, while sports (or sports and health), art (or music, art), and comprehensive experimental activities (including information technology related education, labor and technology education) are classified as non-academic subjects.

On August 25, 2021, the General Office of MoE issued the Administrative Measures for After-School Tutoring Materials for Primary and Secondary School Students (for Trial Implementation), which provide that, among others, (i) after-school tutoring materials for primary and secondary school students and staff preparing such tutoring materials shall meet certain requirements specified in such measures, which include, among others, tutoring materials shall follow the national curriculum standard and shall not provide contents in advance of the school curriculum; (ii) after-school tutoring institutions shall establish internal management system for the tutoring materials and the staff preparing such tutoring materials; (iii) after-school tutoring institutions shall conduct internal review of the tutoring materials and the local education administrations shall conduct external review of the tutoring materials; (iv) after-school tutoring institutions may only use tutoring materials that have been internally and externally reviewed or if the materials have been officially published; (v) after-school tutoring institutions shall file with the relevant education administrations the tutoring materials and the staff preparing such materials; (vi) after-school tutoring institutions in violation of the measures will be subject to rectification and shall not use the relevant tutoring materials during the rectification period; if the after-school tutoring institution refuses to rectify within the time limit or if the violation is severe, its private school operating permit may be revoked by the local education administration.

On September 7, 2021, the MoE, together with two other government authorities, issued a circular requiring all Academic AST Institutions for students in compulsory education to complete registration as non-profit by the end of 2021, and all Academic AST Institutions shall, before completing such registration, suspend enrollment of students and charging fees.

On September 9, 2021, the General Office of MoE and the General Office of the Ministry of Human Resources and Social Welfare jointly issued the Administrative Measures for Practitioners of the After-School Tutoring Institutions (for Trial Implementation), which set out a series of requirements for the after-school tutoring institutions with respect to their employed teachers, research staff and teaching assistants. After-school tutoring institutions in violation of such requirements will be subject to rectification. If an after-school tutoring institution violates the requirements several times or violates several requirements, such after-school tutoring institution is prohibited from enrollment of students and shall not conduct tutoring activities during the rectification period; and if the after-school tutoring institution refuses to rectify within the time limit or if the violation is severe, its private school operating permit may be revoked by the local education administration.

On September 18, 2021, the General Office of MoE, together with five other government authorities, issued a circular requiring all online after-school tutoring institutions that have filed with the local education administration authorities providing tutoring services on academic subjects to obtain the private school operating permit by the end of 2021, and all online after-school tutoring institutions shall, before obtain such permit, suspend enrollment of students and charging fees.

On October 21, 2021, the MoE, jointly with certain other PRC government authorities, promulgated the Notice on Strengthening the Supervision of After-School Tutoring Institutions Pre-Collection of Fees, which provides that (i) local government authorities shall be responsible for supervising pre-collection of fees by after-school tutoring institutions and (ii) local government authorities will take into consideration local situations when managing the risks associated with pre-collection of fees, and take measures including appointing bank custodians or making provisions of risk reserves.

In March 2022, the MoE, NDRC and SAMR jointly issued the Notice on Regulating Non-Academic After-School Training Institutions, which provide that, among others, (i) non-academic after-school tutoring institutions shall have the corresponding qualifications and their staffs shall have the corresponding proofs for their profession; (ii) non-academic after-school tutoring institutions shall ensure training contents and training methods are suitable for the age, mental and physical characteristics and cognitive level of students; (iii) the training contents, training hours, charging items, charging standards and other information of non-academic after-school tutoring institutions shall be made public and subject to public supervision; (iv) non-academic after-school tutoring institutions shall use the form of service contract for after-school training activities provided to primary and secondary school students, strictly performing contractual obligations and regulating its charging behaviors; (v) non-academic after-school tutoring institutions’ unfair competition by fictitious original prices, false discounts, false publicity, monopolistic behaviors and any form of price fraud are prohibited; (vi) the pre-collection of fees by non-academic after-school tutoring institutions shall be deposited to a special account for fee collection and tuition fees shall not be collected in a lump sum, or in disguised form of recharging or measured cards for more than 60 classes or for a course length of more than three months; and (vii) non-academic after-school tutoring institutions shall comply with requirements relating to premise, facilities and fire safety.

On December 28, 2022, the MoE together with twelve other government authorities issued the Opinions on Standardizing Non-Academic After-School Tutoring for Primary and Secondary School Students, which reiterates that local government authorities shall identify corresponding competent authorities for different tutoring categories and shall set forth basic standards for establishment and approval procedures for online and offline tutoring institutions of the corresponding categories based on local conditions. In addition, the opinions provide that local government authorities shall standardize daily operations and strengthen daily supervision of non-academic after-school tutoring, including: (1) in terms of training content and training time, non-academic tutoring institutions shall not provide academic tutoring courses, and the training time shall not conflict with the teaching time of local primary and secondary schools; offline training shall end no later than 20:30, and online training shall end no later than 21:00; (2) in terms of price, non-academic tutoring institutions shall follow the principles of fairness, legality and good faith, set prices according to training costs, market supply and demand, among other factors; and such prices shall be reported to the competent authorities and be made to the public; (3) in terms of pre-collection of fees, all fees collected by the tutoring institution shall be put into special account, and training fees shall not be paid by training loans. The pre-collected fees shall be subject to supervision and shall not be collected for more than 60 classes, for a course length of more than three months or over RMB5,000 in one time or in the form of recharge, card and other disguised charges; (4) all non-academic tutoring institutions shall be included in the unified management through the National Platform for Supervision and Service of After-School Education and Training.

In addition, the Alleviating Burden Opinion Regarding Compulsory Education also requires that local governments shall clarify the competent authorities of non-academic after-school tutoring institutions, by classifying sports, culture and art, science and technology and other non-academic subjects, formulate standards among different classification of non-academic tutoring and conduct strict examination before permitting.

As of the date of this annual report, certain local governments have promulgated rules that require non-academic tutoring service providers that provide certain category of non-academic tutoring services to obtain private school operating permit or approvals from relevant authorities, and certain local governments have released draft rules for public comments on aforesaid requirements.

On March 14, 2023, the MoE together with four other government authorities issued the Interim Measures on Financial Management of After-School Tutoring Institutions, or the Interim Measures, to regulate the financial management of after-school tutoring institutions which provide after-school tutoring services for pre-school children aged 3 to 6 and students in compulsory education and high schools. The Interim Measures clarifies that the funds of after-school tutoring institutions shall be supervised in the whole process of budget management, revenue management, supervision of pre-collected fees and fund use. In particular, the Interim Measures provides that (1) listed companies shall not found or participate in founding after-school tutoring institutions which provide academic after-school tutoring services for students in compulsory education and shall not purchase assets of academic after-school tutoring institutions by means of issuing shares or paying cash; (2) after-school tutoring institutions which provide academic after-school tutoring services for students in compulsory education shall not be controlled or invested by foreign entities including through merger and acquisition, and contractual arrangements, (3) sponsors of non-profit after-school tutoring institutions shall not receive dividends, returns or remaining assets from such institutions.

Regulations on Publishing and Distribution of Publications

The Administrative Regulations on Publication, promulgated by the State Council and most recently amended on November 29, 2020, apply to publication activities, i.e., the publishing, printing, copying, importation or distribution of publications, including books, newspapers, periodicals, audio and video products and electronic publications, each of which requires approval from the relevant publication administrative authorities. According to the Administrative Regulations on Publication, any entity engaging in the activities of publishing, printing, copying, importation or distribution of publications, shall obtain relevant permits of publishing, printing, copying, importation or distribution of publications. In addition, according to the currently effective Negative List (as defined below), foreign investors are prohibited from engaging in the publishing business. Therefore, our subsidiaries and VIEs are not permitted to engage in publishing business under these regulations. We have been cooperating with qualified PRC publishing companies to publish our self-developed books in compliance with the Administrative Regulations on Publication.

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

The SAPPRFT and the MIIT promulgated the Provisions on the Administration of Online Publishing Services, effective on March 10, 2016. The Provisions on the Administration of Online Publishing Services provides that an entity which is engaged in publication services through information networks shall obtain an Internet Publishing Service License from the SAPPRFT. “Online publishing services” refers to the provision of online publications to the public through information networks, and “online publications” refers to digital works with publishing features such as having been edited, produced or processed and are available to the public through information networks, including: (i) written works, pictures, maps, games, cartoons, audio/video reading materials and other original digital works containing useful knowledge or ideas in the field of literature, art, science or other fields; (ii) digital works of which the content is identical to that of any published book, newspaper, periodical, audio/video product, electronic publication or the like; (iii) network literature databases or other digital works, derived from any of the aforesaid works by selection, arrangement, collection or other means; and (iv) other types of digital works as may be determined by the SAPPRFT. Foreign-invested enterprises are prohibited from engaging in the business of publication service through information networks.

Regulations on Value-Added Telecommunications Services

Under the PRC Telecommunications Regulations, promulgated by the State Council and most recently amended in February 2016, a telecommunication services provider in China must obtain an operating license from the MIIT or its provincial authorities. The PRC Telecommunications Regulations categorize all telecommunication services in China as either basic telecommunications business or value-added telecommunications business. Internet information services are value-added telecommunications business.

As a subsector of the value-added telecommunications business, internet information services are regulated by the Administrative Measures on Internet Information Services promulgated by the State Council on September 25, 2000 and most recently amended and effective on January 8, 2011, or the Internet Information Measures. The Internet Information Measures require that commercial internet content providers, or ICP providers, obtain a license for internet information services, or ICP license, from the appropriate telecommunications authorities in order to offer any commercial internet information services in China. ICP providers shall display their ICP license number in a conspicuous location on their home page. In addition, the Internet Information Measures also provide that ICP providers that operate in sensitive and strategic sectors, including news, publishing, education, health care, medicine and medical devices, must obtain additional approvals from the relevant authorities regulating those sectors as well. According to the Internet Information Measures, internet information service providers shall not produce, duplicate, publish or disseminate information which: (i) is against the fundamental principles set out in the PRC Constitution; (ii) endangers national security, divulges state secrets, subverts state power, or undermine the national unity; (iii) damages the state’s honor or interests; (iv) incite ethnic hatred and ethnic discrimination or undermine inter-ethnic unity; (v) undermines the PRC’s religious policy, advocates religious cults or feudal superstition; (vi) disseminates rumors to disrupt social order and undermine social stability; (vii) disseminates obscenity or pornography, advocates gambling, violence, murder and terrorism, or instigates others to commit crimes; (viii) humiliates or defames other persons or infringes upon the legitimate rights and interests of other persons; or (ix) is otherwise prohibited by laws and administrative regulations.

In addition, the provision of commercial internet information services on mobile internet applications is regulated by the Administrative Provisions on Mobile Internet Applications Information Services, which was promulgated by the CAC. The providers of mobile internet applications are subject to requirements under these provisions, including acquiring the qualifications and complying with other requirements provided by laws and regulations and being responsible for information security.

Regulation on Advertising and Promotion Services

The principal regulations governing advertising businesses in China are the PRC Advertising Law, which was promulgated by the Standing Committee of the NPC on October 27, 1994, and was recently amended on April 29, 2021, and the Advertising Administrative Regulations promulgated by the State Council on October 26, 1987. These laws, rules and regulations require companies that engage in advertising activities to obtain a business license that explicitly includes advertising in the business scope from the SAIC or its local branches.

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

The Alleviating Burden Opinion Regarding Compulsory Education requires that no advertisements for after-school tutoring shall be published or broadcasted in the network platforms and billboards displayed in the mainstream media, new media, public place and residential areas. Further, the SAMR jointly with other government authorities promulgated the Notice on the Control of Advertisements for After-School Tutoring on November 3, 2021, which specifies that such requirements under the Alleviating Burden Opinion Regarding Compulsory Education applies to advertisements for both academic and non-academic tutoring, and that relevant local government authorities shall implement measures to achieve such requirements.

In addition, the Anti-Unfair Competition Law promulgated by the Standing Committee of the NPC, last amended on April 23, 2019, requires that business operators shall not make false or misleading commercial promotion for the performance, functions, quality, sales, user evaluation, accolades, among others, as to defraud or mislead customers.

Regulations on Broadcasting Audio-Video Programs through the Internet

The State Administration of Radio, Film and Television, or the SARFT (currently known as the National Press and Publication Administration) and the Ministry of Information Industry issued the Internet Audio-Video Program Measures on December 20, 2007 and as amended on August 28, 2015. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide internet audio-video program services without a License for Disseminating Audio-Video Programs through Information Network issued by the SARFT or SAPPRFT (as applicable) or the relevant local branches or completing the relevant registration with the SARFT or SAPPRFT (as applicable) or the relevant local branches and only wholly state-owned entities or state-controlled entities may engage in the production, editing, integration or consolidation, and transmission to the public through the internet, of audio-video programs, and the provision of audio-video program uploading and transmission services. There are significant uncertainties relating to the interpretation and implementation of the Internet Audio-Video Program Measures, and in particular, the scope of “Internet Audio-Video Programs.” However, the SARFT promulgated Audio-Visual Program Categories in 2010, which is updated on March 10, 2017, clarifying the scope of Internet Audio-Video Programs. According to the Audio-Visual Program Categories, there are four categories of internet audio-visual program service which in turn are divided into seventeen sub-categories. The third sub-category of the second category covers the making and broadcasting of certain specialized audio-visual programs concerning art, culture, technology, entertainment, finance, sports and education.

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

Moreover, the Supreme Court of the PRC promulgated the Interpretation of Several Issues Concerning the Application of Laws for Civil Dispute Cases regarding Infringement upon Information Network Dissemination Rights, effective as of January 1, 2021, which stipulates that, without permission from the copyright owner, producing works, performance, audio and video products in the information network by means of uploading to a network server, setting up shared files or using file-sharing software etc., which enables the public to download, browse or obtain by other means at any desired time and location, shall constitute the infringement of information network dissemination rights.

The PRC Foreign Investment Law

On March 15, 2019, the NPC promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Invested Enterprise Law, together with their implementation rules and ancillary regulations. The existing foreign-invested enterprises established prior to the effective date of the Foreign Investment Law may keep their corporate forms within five years. The Foreign Investment Law contains several key definitions, including that: (i) a “foreign investor” means natural person, enterprise, or other organization of a foreign country; (ii) a “foreign-invested enterprise” (FIE) means any enterprise established under PRC law that is wholly or partially invested in by foreign investors; and (iii) a “foreign investment” means any foreign investor’s direct or indirect investment in China, including: (a) establishing FIEs in China either individually or jointly with other investors, (b) obtaining stock shares, stock equity, property shares, other similar interests in Chinese domestic enterprises, (c) investing in new projects in China either individually or jointly with other investors, and (d) making investment through other means provided by laws, administrative regulations or State Council provisions.

The Foreign Investment Law further stipulates that China implements the management system of pre-establishment national treatment plus a negative list on foreign investment and that the government generally will not expropriate foreign investment, except under special circumstances, in which case it will provide fair and reasonable compensation to foreign investors. Foreign investors are barred from investing in prohibited industries on the negative list and they must comply with specified requirements when investing in restricted industries on that list. When a license is required to enter a certain industry, the foreign investor must apply for one, and the government must treat the application the same as one by a domestic enterprise, except where laws or regulations provide otherwise. In addition, foreign investors or FIEs are required to file information reports and foreign investments shall be subject to national security reviews.

On December 26, 2019, the State Council published the Implementation Rules of Foreign Investment Law, which came into effect on January 1, 2020. The Implementation Rules of Foreign Investment Law restates certain principles of the Foreign Investment Law and further provides, among others, that (i) an FIE’s investment within the territory of China is also subject to the Foreign Investment Law and the Implementation Rules of Foreign Investment Law; (ii) an FIE may, within five years following January 1, 2020, choose to amend its legal form or corporate governance and complete amendment registration, or to keep its original legal form or corporate governance; (iii) provisions regarding the transfer of equity interests or distribution of profits and remaining assets as stipulated in the contracts among the joint venture parties of an existing FIE may survive the Foreign Investment Law after such FIE amends its legal form or corporate governance in accordance with applicable laws.

On December 26, 2019, the Supreme People’s Court of the PRC promulgated the Interpretation of the Supreme People’s Court on Several Issues Concerning the Application of the Foreign Investment Law of the PRC, effective as of January 1, 2020, pursuant to which “investment contracts” shall mean the relevant agreements formed as a result of direct or indirect investments in China by foreign investors, i.e., foreign natural persons, foreign enterprises or other foreign organizations, including contracts for establishment of foreign investment enterprises, share transfer contracts, equity transfer contracts, contracts for transfer of property or other similar interests and contracts for newly-built projects, among others. Where a party concerned claims that an investment contract is invalid for investing in prohibited industries as stipulated in the Negative List (as defined below) for foreign investment access or due to violation of specified administrative measures in restricted industries, the People’s Court shall support such claim.

Regulation Related to Foreign Investment Restrictions

The MOFCOM and NDRC promulgated a list of special management measures for the market entry of foreign investments, or the Negative List, the latest version of which took effect on January 1, 2022. Pursuant to the Negative List, foreign investors (i) shall comply with certain restrictive requirements when engaging in restricted activities and (ii) shall not engage in prohibited activities. In particular, the provision of pre-school, ordinary senior high school and higher education services in China is restricted for foreign investors. Foreign investments in such education institutions are only allowed in the form of PRC-foreign cooperative schools in which the PRC party shall play a dominant role. In addition, the principal or the chief executive officer of an education institution shall be a PRC national and the representatives of the PRC party shall account for no less than half of the total number of members of the board of directors, the executive council or the joint administration committee of a PRC-foreign cooperative school. The Negative List further provides that foreign investors are prohibited from providing compulsory education services. The Negative List also provides that domestic companies engaged in foreign investment prohibited business and intend to offer and list securities in overseas markets shall obtain approval from relevant government authorities.

In addition, with respect to the provision of value-added telecommunications services under the Negative List, the percentage of foreign ownership cannot exceed 50% (except for e-commerce, domestic multi-party communication, store-and-forward and call center). The Regulations on Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which was most recently amended on May 1, 2022, are the key regulations for foreign direct investment in telecommunications companies in China. The FITE Regulations stipulate that the foreign investor of a telecommunications enterprise is prohibited from holding more than 50% of the equity interest in an FIE that provides value-added telecommunications services, unless otherwise provided by relevant laws and regulations. Moreover, foreign investors that intend to invest in or establish an enterprise that operates value-added telecommunications business must obtain approvals from MIIT, which retains considerable discretion in granting approvals.

On July 13, 2006, the MII issued the Circular on Strengthening the Administration of Foreign Investment in Value-Added Telecommunications Services, which requires that (i) foreign investors can only operate a telecommunications business in China through establishing a telecommunications enterprise with a valid telecommunications business operation license; (ii) domestic license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resources, sites or facilities to foreign investors to facilitate the unlicensed operation of a telecommunications business in China; (iii) value-added telecommunications service providers or their shareholders must directly own the domain names and registered trademarks they use in their daily operations; (iv) each value-added telecommunications service provider must have the necessary facilities for its approved business operations and maintain such facilities in the geographic regions covered by its license; and (v) all value-added telecommunications service providers shall improve network and information security, enact relevant information safety administration regulations and set up emergency plans to ensure network and information safety. The provincial communications administration bureaus, as local government authorities in charge of regulating telecommunications services, may revoke the value-added telecommunications business operation licenses of those who fail to comply with the above requirements or fail to rectify such non-compliance within specified time limits.

Regulations on Tax

Enterprise Income Tax

Pursuant to the EIT Law, which was promulgated by the NPC of the PRC on March 16, 2007, effective on January 1, 2008 and amended by the Standing Committee of the NPC on February 24, 2017 and December 29, 2018, and its implementing rules, last amended by the State Council on April 23, 2019, enterprises are classified into resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25% while non-PRC resident enterprises without any branches in the PRC should pay an enterprise income tax in connection with their income from the PRC at the tax rate of 10%. According to the EIT Law, the enterprise income tax rate of a High and New Technology Enterprise is 15%. Pursuant to the Administrative Measures for the Recognition of High and New Technology Enterprises which were promulgated by Ministry of Science and Technology of the PRC and relevant authorities on April 14, 2008 and last amended on January 29, 2016 and came into effect on January 1, 2016, the Certificate of a High and New Technology Enterprise is valid for three years.

The Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as People’s Republic of China Tax Resident Enterprises on the Basis of De Facto Management Bodies promulgated by SAT on April 22, 2009, took effect on January 1, 2008, and amended on December 29, 2017, sets out the standards and procedures for determining whether the “de facto management body” of an enterprise registered outside of China and controlled by mainland Chinese enterprises or mainland Chinese enterprise groups is located within China.

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

The EIT Law and the implementation rules provide that an income tax rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. Such income tax on the dividends may be reduced pursuant to a tax treaty between China and other jurisdictions. Pursuant to the Double Tax Avoidance Arrangement and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from in-charge tax authority. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties which was promulgated and effective on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. The Circular on Several Issues Regarding the “Beneficial Owner” in Tax Treaties, or the SAT Circular 9 which was issued on February 3, 2018 by the SAT and effective on April 1, 2018 describes factors in favor of and factors not conducive to the determination of an applicant’s status as a “beneficial owner.”

The Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-resident Enterprises, or the SAT Bulletin 7, issued by the SAT on February 3, 2015 and last amended on December 29, 2017, extends SAT’s tax jurisdiction to transactions involving transfers of taxable assets through offshore transfer of foreign intermediate holding companies. Pursuant to SAT Bulletin 7, where a non-resident enterprise indirectly transfers properties, such as equity interests in PRC resident enterprises without any reasonable commercial purposes and aiming to avoid the payment of enterprise income tax, such indirect transfer must be reclassified as a direct transfer of equity interests in PRC resident enterprises. To assess whether an indirect transfer of PRC taxable properties has reasonable commercial purposes, all arrangements related to the indirect transfer and factors set forth in SAT Bulletin 7 must be comprehensively analyzed in light of the actual circumstances. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchases and sales of equity interests through public securities markets.

The Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or the SAT Bulletin 37, issued by the SAT on October 17, 2017 and amended on June 15, 2018, further clarifies the practices and procedures for withholding non-resident enterprise income taxes.

Value-added Tax

According to the Provisional Regulations on Value-added Tax promulgated by the State Council on December 13, 1993 and amended on November 10, 2008, February 6, 2016, and November 19, 2017, and the Implementing Rules of the Provisional Regulations on Value-added Tax promulgated by the MOF on December 25, 1993 and amended on December 15, 2008 and October 28, 2011 collectively, the VAT Law, all taxpayers selling goods, providing processing, repairing or replacement services or importing goods within the PRC shall pay value-added tax. For general VAT taxpayers selling or importing goods or selling services other than those specifically listed in the VAT Law, the value-added tax rate is 17%, which was adjusted to 13% according to the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates promulgated jointly by the MOF and SAT on April 4, 2018 and the Announcement on Policies for Deepening the VAT Reform promulgated jointly by the MOF, the SAT and the General Administration of Customs on March 20, 2019. For general VAT taxpayers selling services and intangible assets, the value-added tax rate is 6%. Furthermore, the value-added tax rate shall be 3% for small-scale taxpayers, unless otherwise stipulated by the State Council.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE promulgated SAFE Circular 37 in July 2014. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of offshore entities, for the purpose of overseas investment and financing, with such residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as “special purpose vehicles.” The term “control” under SAFE Circular 37 is broadly defined as the operational, beneficiary or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 further requires that SAFE registrations be amended upon (i) any changes with respect to the basic information of the special purpose vehicles, such as changes in PRC resident individual shareholders, names or operation periods, or (ii) any significant changes with respect to the special purpose vehicles, such as increases or decreases of capital contributed by PRC individuals, share transfers or exchanges, mergers, divisions or other material events. If the shareholders of an offshore holding company who are PRC residents do not complete their registrations with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reductions in capital, share transfers or liquidations to the offshore holding company, and the holding offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

In February 2015, SAFE promulgated SAFE Circular 13 to simplify the procedures for implementing the foreign exchange control policy in connection with direct investments. Specifically, the registration authorities under the SAFE foreign exchange control policies (including the registration of PRC residents under SAFE Circular 37) change from local SAFE branches to local banks authorized by SAFE. Under SAFE Circular 13, the registrations of mainland residents under SAFE Circular 37, or amendments to such registrations, shall be filed with local banks authorized by SAFE. The PRC residents shall also, by themselves or through entrusting accounting firms or banks, file via the online information system designated by SAFE with respect to their existing rights under offshore direct investments each year in a timely manner.

Regulations on Loans to and Direct Investment in the PRC Entities by Offshore Holding Companies

According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE, the Interim Provisions on the Management of Foreign Debts, promulgated by SAFE, the NDRC and the MOF in 2003, and Measures for the Administration of the Registration of Foreign Debts, effective May 2013 and revised on May 4, 2015, loans by foreign companies to their subsidiaries in China, which are foreign-invested enterprises, are considered foreign debt, and such loans must be registered with the local branches of SAFE. Under the provisions, these foreign-invested enterprises must submit registration applications to the local branches of SAFE within 15 days following execution of foreign loan agreements, and the registration should be completed within 20 business days from the date of receipt of the application. In addition, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term foreign debt borrowed by a foreign-invested enterprise is limited to the difference between the total investment and the registered capital of the foreign-invested enterprise.

In January 2017, PBOC promulgated the Notice of the People’s Bank of China on Issues Concerning Macro-Prudential Management of Full Scale Cross-Border Financing, or PBOC Circular 9. According to PBOC Circular 9, PBOC establishes a cross-border financing regulation system based on the capital or net assets of the micro main body under macro-prudential rules, and the legal entities and financial institutions established in PRC including the branches of foreign banks registered in China but excluding government financing vehicles and real estate enterprises, may carry out cross-border financing of foreign currencies in accordance with relevant regulations of such system. PBOC Circular 9 provides that, among other things, the outstanding amount of the foreign currency for the entities in cross-border financing shall be limited to the Upper Limit of the Risk Weighted Balance of such entity, which shall be calculated according to the formula provided in PBOC Circular 9; the enterprise shall, after signing the contract for cross-border financing, but no later than three business days before the withdrawal of the borrowed funds, file with the local branches of SAFE for the cross-border financing through SAFE’s capital project information system. PBOC Circular 9 also provides that during the one-year period starting from January 11, 2017, foreign-invested enterprises may choose one method to carry out cross-border financing in foreign currency according to either PBOC Circular 9 or the Interim Provisions on the Management of Foreign Debts. After the end of such one-year period, the method of foreign-invested enterprises to carry out cross-broader financing in foreign currency will be determined by PBOC and SAFE. As of the date of this annual report, neither the PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard.

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

Copyright. The Standing Committee of the NPC amended the Copyright Law to widen the scope of works and rights that are eligible for copyright protection. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. To address copyright infringement related to content posted or transmitted over the internet, the National Copyright Administration and the MII jointly promulgated the Administrative Measures for Copyright Protection Related to the Internet. The Computer Software Protection Regulations promulgated by the State Council are formulated for protecting the rights and interests of computer software copyright owners, encouraging the development and application of computer software and promoting the development of software business. In order to further implement the Computer Software Protection Regulations, the NCAC issued the Computer Software Copyright Registration Procedures, which apply to software copyright registration, license contract registration and transfer contract registration.

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

Regulations on Employee Share Incentive Awards Granted by Listed Companies

According to a series of notices concerning individual income tax on earnings from employee share incentive awards, issued by the MOF and the SAT, companies that implement employee stock ownership programs shall file the employee stock ownership plans and other relevant documents with the local tax authorities having jurisdiction over such companies before implementing such plans, and shall file share option exercise notices and other relevant documents with local tax authorities before exercise by their employees of any share options, and clarify whether the shares issuable under the employee share options referenced in the notice are shares of publicly listed companies.

According to SAFE Circular 7 issued in 2012, if “domestic individuals” (meaning both PRC residents and non-PRC residents who reside in China for a continuous period of not less than one year, excluding foreign diplomatic personnel and representatives of international organizations) participate in any stock incentive plan of an overseas listed company, a qualified PRC domestic agent, which could be the PRC subsidiaries of such overseas listed company, shall, among other things, file, on behalf of such individuals, an application with SAFE to register such stock incentive plan, and obtain the approval for an annual allowance with respect to the purchases of foreign exchanges in connection with stock purchases or stock option exercises. Such PRC individuals’ foreign exchange income received from the sales of stocks and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in China opened and managed by the PRC domestic agent before distribution to such individuals. In addition, such domestic individuals must retain an overseas entrusted institution to handle matters in connection with the their stock option exercises and stock purchases and sales. The PRC domestic agent also needs to update the registration with SAFE within three months after the overseas-listed company materially changes its existing stock incentive plans or makes any new stock incentive plans.

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

On February 17, 2023, with the approval of the State Council, the CSRC released the Overseas Listing Trial Measures, and five supporting guidelines, effective on March 31, 2023. According to the Overseas Listing Trial Measures, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for initial public offering and listing in an overseas market, the issuer shall submit filings with the CSRC within three working days after such application is submitted.

On the same day, the CSRC held a press conference for the release of the Overseas Listing Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that (1) domestic companies that have been listed on a foreign stock exchange prior to the effective date of the Overseas Listing Trial Measures are not required to go through the filing procedure immediately but may be required to go through the filing procedure if future fund raising activities are involved; (2) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Overseas Listing Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges (such as the completion of hearing in the market of Hong Kong or the completion of registration in the market of the United States), but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing within such six-month transition period, they are required to file with the CSRC according to the requirements; and (3) the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies by enabling them to utilize two markets and two kinds of resources.

On February 24, 2023, the CSRC jointly with other government authorities issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Archives Rules, as a supporting rule to the Overseas Listing Trial Measures, effective on March 31, 2023. Pursuant to the Overseas Listing Archives Rules, domestic companies that seek to offer or list securities overseas directly or indirectly, and securities companies and securities related service providers providing services to such domestic companies shall establish confidentiality and archives administration system, adopt requisite measures to perform the responsibilities of confidentiality and archives administration, and shall not divulge state secrets and state agencies’ work secrets, or harm state and public interests. The Overseas Listing Archives Rules provides, among others, that before providing or disclosing any document or material which involves state secrets or state agencies’ work secrets, domestic companies shall apply to the competent government authorities for approval and file with the secrecy administration authorities for the record.

Regulations on Anti-Monopoly

The Anti-Monopoly Law promulgated by the Standing Committee of the NPC, the latest amendment of which became effective on August 1, 2022, and the Interim Provisions on the Review of Concentrations promulgated by the SAMR, the latest amendment of which became effective on May 1, 2022, require that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the SAMR before they can be completed. Where the participation in concentrations by way of foreign-funded merger and acquisition of domestic enterprises or any other method which involves national security, the examination of concentration shall be carried out pursuant to the provisions of The Anti-Monopoly Law and examination of national security shall be carried out pursuant to the relevant laws and regulations. Failure to comply with above regulations may result in an order to stop concentration, dispose the shares/assets or transfer the operation within a stipulated period, or adopt other necessary measures to reinstate the pre-concentration status, or fines.

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

In utilizing the proceeds we received from our initial public offering and other financing activities as an offshore holding company with PRC subsidiaries, we may (i) make additional capital contributions to our existing PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries or the VIEs, or (iv) acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to regulations and approvals of the PRC government. For example:

●	capital contributions to our PRC subsidiaries, whether existing or newly established ones, require that the PRC subsidiaries completes the requisite filing and reporting procedures with relevant government authorities and register with the local bank authorized by SAFE;
●	loans by us to our PRC subsidiaries, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with the local branches of SAFE; and
●	loans by us to the VIEs, which are domestic PRC entities, cannot exceed statutory limits and must be registered with the NDRC, SAFE or SAFE’s local branches.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-Invested Enterprises, or SAFE Circular 19, effective in June 2015, in replacement of a former regulation. SAFE Circular 19 regulates the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise. According to SAFE Circular 19, RMB capital may not be used for issuing RMB entrusted loans, repaying inter-enterprise loans or repaying bank loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested enterprise may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our offshore offerings, to our PRC subsidiaries, which may adversely affect our liquidity and ability to fund and expand our business in China. Furthermore, on October 23, 2019, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested enterprises to use RMB converted from foreign currency-denominated capital for equity investments in China, as long as the equity investments are genuine, do not violate applicable laws, and comply with the Negative List on foreign investments promulgated by the PRC government. However, due to a lack of sufficient guidance, it is unclear how SAFE and competent banks will carry this out in practice.

Laws of Protection of Personal Information of Citizen

Pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the NPC, and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An internet information service provider must also keep information collected strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. Any violation of the above decision or order may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.

On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly promulgated Notice on Promulgation of the Method for Identifying the Illegal Collection and Use of Personal Information by Apps, in order to provide reference for the identification of illegal collection and use of personal information by Apps and in the implementation of the PRC Cybersecurity Law and other relevant laws and regulations. This Notice provide the detailed methods to identifying of illegal behaviors in collecting and using personal information by Apps, such as the behavior of “non-disclosure of collection and use rules,” “failing to expressly state the purpose, method and scope of collecting and using personal information,” “collecting or using personal information without the consent of users,” “collecting personal information unrelated to the services they provide in violation of the principle of necessity,” “providing others with personal information without the consent,” “failure to provide the function of deleting or correcting personal information in accordance with the law” and “failure to disclose the information on complaints and whistleblowing reports.”

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

On August 20, 2021, the Standing Committee of the NPC promulgated the PRC Personal Information Protection Law, which became effective on November 1, 2021. The PRC Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law, and promoting the reasonable use of personal information. “Personal information” refers to any recorded information related to identified or identifiable natural persons, though it excludes anonymized information. The PRC Personal Information Protection Law also specified the rules for handling sensitive personal information, which includes biometrics, religious beliefs, specific identities, medical health, financial accounts, trails and locations, and personal information of teenagers under fourteen years old and other personal information, which, upon leakage or illegal usage, may easily infringe the personal dignity or harm of safety of livelihood and property. The PRC Personal Information Protection Law requires, among other things, that (i) the processing of personal information should have a clear and reasonable purpose and should be directly related to its purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Entities processing personal information handlers shall bear responsibility for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the personal information handlers will be ordered for rectification or suspension or termination of provision of services, confiscation of illegal income, subject to fines or other penalties according to the PRC Personal Information Protection Law.

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

On June 10, 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which came into effect on September 1, 2021. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The PRC Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. In addition, the PRC Data Security Law provides a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information. No entity or individual within the territory of the PRC may provide foreign judicial or law enforcement authorities with the data stored within the territory of the PRC without the approval of the competent PRC authorities.

On January 4, 2022, the CAC published the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and repeal the Cybersecurity Review Measures promulgated on April 13, 2020. The Revised Cybersecurity Review Measures provide that a CIIO purchasing network products and services and network platform operators engaging in data processing activities that affect or may affect national security shall apply for cybersecurity review and that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before listing abroad.

On July 30, 2021, the State Council promulgated the Regulations on Critical Information Infrastructure Security Protection, which went into effect on September 1, 2021. The regulations provide that, among others, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communications and information services, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, national economy and public interests. CIIOs shall, based on a leveled system for cybersecurity protection, adopt technical protection and other necessary measures to respond to cybersecurity incidents, defend against cyber-attacks and other criminal activities, ensure the safe and stable operation of critical information infrastructure, and maintain data integrity, confidentiality and availability pursuant to relevant laws, regulations and the mandatory requirements under national standards. Relevant government authorities for each critical industry and sector shall be responsible for formulating eligibility criteria and determining the scope of CIIOs in the respective industry or sector, and such operators will be informed of the final determinations as to whether they are categorized as CIIOs.

Furthermore, on November 14, 2021, the CAC published the Draft Data Security Regulations, which provides that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and manner of data processing. In accordance with the Draft Data Security Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million individuals and (ii) any data processing activity that affects or may affect national security. In addition, the Draft Data Security Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Data Security Regulations is published for public comments only and the final version and effective date of which are subject to changes with substantial uncertainty.

On July 7, 2022, the CAC promulgated the Outbound Data Transfer Measures, which became effective on September 1, 2022. The Outbound Data Transfer Measures provide that a data processor providing data abroad in the following situations shall report security assessment for its outbound data transfer to the CAC: (i) a data processor provides important data abroad; (ii) a critical information infrastructure operator or a data processor processing the personal information of more than one million individuals provides personal information abroad; (iii) a data processor, who has cumulatively provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals abroad since January 1 of the previous year, provides personal information abroad; and (iv) other circumstances prescribed by the CAC for which report for security assessment for outbound data transfers are required. According to the Guidelines on Security Assessment Report for Outbound Data Transfer promulgated by the CAC, outbound data transfer means (i) a data processor transfers or stores the data collected or generated during its operation within the PRC abroad, (ii) data collected and generated by a data processor is stored within the PRC while offshore institutions or individuals are able to inquire, retrieve, download and obtain such data; and (iii) other outbound data transfer activities prescribed by the CAC.

Administrative Measures for Outbound Investment by Enterprises

Administrative Measures for Outbound Investment by Enterprises, or NDRC Circular 11, was promulgated by NDRC, on December 26, 2017 and became effective on March 1, 2018. According to NDRC Circular 11, to make Outbound Investment, an investor shall go through verification, approval, record-filing and other procedures applicable to outbound investment projects, report relevant information, and cooperate with supervision and inspection activities conducted by relevant government authorities. Outbound investments governed by NDRC Circular 11 include investment activities whereby an enterprise within PRC, directly or via overseas enterprises under its control, acquires ownership, controlling power, rights of operation and management and other relevant rights and interests overseas by acquiring assets, making equity investments and providing financing or guarantees, among other means. Such investment activities shall include but not limited to (1) acquiring land ownership, land-use rights and other rights and interests overseas; (2) acquiring concession rights to explore or exploit natural resources and other rights and interests overseas; (3) acquiring ownership, rights of operation and management and other rights and interests of infrastructure overseas; (4) acquiring ownership, rights of operation and management and other rights and interests of enterprises or assets overseas; (5) constructing new fixed assets overseas, or renovating or expanding existing fixed assets overseas; (6) establishing a new enterprise overseas or increasing investment in an existing enterprise overseas; (7) setting up a new overseas equity investment fund or purchasing units in an existing overseas equity investment fund; and (8) controlling enterprises or assets overseas by agreements or trusts. Individual PRC residents who invest overseas via overseas enterprises or enterprises in Hong Kong, Macao and Taiwan regions which are under their control shall also be subject to the requirements under NDRC Circular 11.

According to NDRC Circular 11, sensitive projects carried out by an enterprise in China directly or via the overseas enterprises under their control shall obtain verification and prior approval from NDRC. For the purpose of NDRC Circular 11, sensitive projects include: (1) projects involving sensitive countries and regions, including (i) countries and regions that have not established diplomatic relations with China; (ii) countries and regions where war or civil unrest has broken out; (iii) countries and regions in which investment by enterprises shall be restricted pursuant to international treaties or agreements, among others, concluded or acceded to by the PRC government; and (iv) other sensitive countries and regions, and (2) projects involving sensitive industries, including (i) research, production and maintenance of weaponry and equipment; (ii) development and utilization of cross-border water resources; (iii) news media; and (iv) other industries in which outbound investment needs to be restricted pursuant to China’s laws and regulations as well as related control policies.

According to NDRC Circular 11, non-sensitive projects directly carried out by an enterprise in China, including directly acquiring asset, making equity investments or providing financing or guarantees, shall complete record-filings with the competent government authorities prior to the implementation of such non-sensitive projects. Where an investor in China carries out a large-amount non-sensitive project with an investment amount over $0.3 billion via overseas enterprises under its control, such investor shall submit an information reporting form for large-amount non-sensitive projects with the investment amount over $0.3 billion via the required network system prior to the implementation of the said projects to inform the NDRC of relevant information.

Pursuant to applicable laws, where an outbound investment project falls within the scope of projects subject to verification, approval or record-filing requirement but the investor in China fails to obtain a valid verification and approval document or notice of record-filing, no departments in charge of foreign exchange administration or customs should process its application, and no financial enterprises should provide relevant fund settlement and financing services.

Regulations on Anti Long-Arm Jurisdiction

The MOFCOM issued the Provisions on the List of Unreliable Entities on September 19, 2020. Pursuant to the order, an interagency task force composed of central government agencies, or the Working Mechanism, shall, according to the investigation results and by taking the following factors into comprehensive consideration, decide whether or not to include a foreign entity concerned in the list of unreliable entities, and make an announcement on such inclusion: (i) the extent of damage caused to China’s sovereignty, security and development interests; (ii) the extent of the damage to the legitimate rights and interests of Chinese enterprises, other organizations or individuals; (iii) whether or not the international economic and trade rules are followed; and (iv) other factors that shall be taken into consideration. If a foreign entity is included in the list of unreliable entities, the Working Mechanism may decide to take one or more of the following measures: (i) restricting or prohibiting the foreign entity from engaging in import or export activities related to China; (ii) restricting or prohibiting the foreign entity’s investment within the territory of China; (iii) restricting or prohibiting the entry of the foreign entity’s relevant personnel or transport vehicles into the territory of China; (iv) restricting or cancelling the work permit, stay or residence qualification of the foreign entity’s relevant personnel in China; (v) imposing a fine corresponding to the seriousness of the case against the foreign entity; or (vi) Other necessary measures.

On January 9, 2021, the MOFCOM promulgated the Rules on Counteracting Unjustified Extra-Territorial Application of Foreign Legislation and Other Measures, or the MOFCOM Order No. 1 of 2021. Pursuant to the MOFCOM Order No. 1 of 2021, where a citizen, legal person or other organization of China is prohibited or restricted by foreign legislation and other measures from engaging in normal economic, trade and related activities with a third State (or region) or its citizens, legal persons or other organizations, he/she/it shall truthfully report such matters to the competent department of commerce of the State Council within 30 days. The Working Mechanism will take following factors into overall account when assessing whether there exists unjustified extra-territorial application of foreign legislation and other measures: (i) whether international law or the basic principles of international relations are violated; (ii) potential impact on China’s national sovereignty, security and development interests; (iii) potential impact on the legitimate rights and interests of the citizens, legal persons or other organizations of China; and (iv) other factors that shall be taken into account. If the Working Mechanism determine that there exists unjustified extra-territorial application of foreign legislation and other measures, the MOFCOM may issue an injunction that the relevant foreign legislation and other measures shall not be accepted, executed, or observed. A citizen, legal person or other organization in China may apply for exemption from compliance with an injunction.

C.          Organizational Structure

The following diagram sets out details of our significant subsidiaries and VIEs and VIE Subsidiaries as of February 28, 2023.

TAL Education Group (Cayman Islands)
100%
TAL Holding Limited (Hong Kong)
Offshore
Onshore
100%
100%
Pengxin TAL Industrial Investment (Shanghai) Co., Ltd.
100%
Beijing Century TAL Education Technology Co., Ltd.
Beijing Xintang Sichuang Education Technology Co., Ltd.
100% Sponsorship interest
schools
100% or Majority
subsidiaries
Bangxin Zhang(1) 56.5%
Yundong Cao 26.0%
Yachao Liu(2) 10.0%
Yunfeng Bai(3) 7.5%
100%
Beijing Xueersi Education Technology Co., Ltd.
Sponsorship interest(4)
schools
100% or Majority
subsidiaries
Bangxin Zhang(1) 56.5%
Yundong Cao 26.0%
Yachao Liu(2) 10.0%
Yunfeng Bai(3) 7.5%
100%
Beijing Xueersi Network Technology Co., Ltd.
Sponsorship interest
schools
100%
100% or Majority
subsidiaries
Bangxin Zhang(1) 75.5%
Yachao Liu(2) 14.0%
Yunfeng Bai(3) 10.5%
100%
Xinxin Xiangrong Education Technology (Beijing) Co., Ltd.
Sponsorship interest
schools
100%
100% or Majority
subsidiaries
Equity interest
Contractual interest

(1)	Mr. Bangxin Zhang is our chairman and chief executive officer who owned 26.7% of the common shares and 72.1% of the voting power of TAL Education Group as of April 30, 2023.
(2)	Mr. Yachao Liu is our chief operating officer who owned 4.2% of the common shares and 5.4% of the voting power of TAL Education Group as of April 30, 2023.
(3)	Mr. Yunfeng Bai is our director who owned less than 1.0% of the common shares and less than 1.0% of the voting power of TAL Education Group as of April 30, 2023.
(4)	Among these schools, certain schools’ majority ownership are directly or indirectly held by Xueersi Education, and the remaining minority ownership are directly or indirectly held by Xueersi Network. For the other schools, Xueersi Education held either 100% or majority ownership for which the remaining minority ownership were held by third parties.

VIE Contractual Arrangements

Due to PRC legal restrictions on foreign ownership and investment in certain learning business and value-added telecommunication business in China, substantially all of our learning business in China is conducted through the VIE Contractual Arrangements. The VIE Contractual Arrangements, which are summarized below, enable us, through TAL Beijing, to direct the activities of the VIEs that most significantly affect the VIEs’ economic performance and to receive substantially all the benefits from the VIEs and VIE Subsidiaries.

Exclusive Business Service Agreements. Pursuant to the Exclusive Business Cooperation Agreement entered into on June 25, 2010 by and among TAL Beijing, Xueersi Education, Xueersi Network, the shareholders, subsidiaries and schools of Xueersi Education and Xueersi Network, or the Agreement of Xueersi Education and Xueersi Network, which supersedes all agreements among parties with respect to subject matters thereof, TAL Beijing or its designated affiliates have the exclusive right to provide each of Xueersi Education and Xueersi Network and their subsidiaries and schools comprehensive intellectual property licensing and various technical and business support services. Pursuant to the Exclusive Business Service Agreement entered into by and among TAL Beijing, Xinxin Xiangrong and its shareholders on August 4, 2015, or the Agreement of Xinxin Xiangrong, TAL Beijing and its designated affiliates have the exclusive right to provide Xinxin Xiangrong and its subsidiaries and schools (if any) comprehensive intellectual property licensing and various technical and business support services. The services under each of these agreements include, but are not limited to, employee training, technology development, transfer and consulting services, public relation services, market survey, and research, market development and planning services, human resource and internal information management, network development, upgrade and ordinary maintenance services, and software and trademark licensing and other additional services as the parties may mutually agree from time to time. Without the prior written consent of TAL Beijing, none of the VIEs or the VIE Subsidiaries may accept services provided by any third party which are covered by the agreements set forth above. TAL Beijing owns the exclusive intellectual property rights created as a result of the performance of these agreements. With respect to the Agreement of Xueersi Education and Xueersi Network, the relevant VIEs and VIE Subsidiaries agree to pay service fees to TAL Beijing or its designated affiliates on a fixed term and adjust the service fee rates from time to time at TAL Beijing’s discretion. Such agreement will not expire unless terminated pursuant by a mutual agreement of parties. With respect to the Agreement of Xinxin Xiangrong, the relevant VIEs and VIE Subsidiaries agree to pay service fees regularly to TAL Beijing or its designated affiliates and adjust the service fee rates from time to time at TAL Beijing’s discretion. Such agreement will not expire unless terminated pursuant to a mutual agreement of parties. Each of these agreements entitle TAL Beijing or its designated affiliates to charge the VIEs and VIE Subsidiaries service fees regularly that amount to substantially all of the net income of the VIEs and VIE Subsidiaries before the service fees.

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

Equity Pledge Agreement. Pursuant to an equity pledge agreement, dated on February 12, 2009, by and among TAL Beijing, Xueersi Education, Xueersi Network and the respective shareholders of Xueersi Education and Xueersi Network, and supplemental agreements, by and among TAL Beijing, Xueersi Education, Xueersi Network and their respective shareholders, the respective shareholders of Xueersi Education and Xueersi Network unconditionally and irrevocably pledged all of their equity interests in Xueersi Education and Xueersi Network to TAL Beijing to guarantee performance of the obligations of Xueersi Education and Xueersi Network and their respective subsidiaries and schools under the technology support and service agreements with TAL Beijing. The shareholders of Xueersi Education and Xueersi Network agree that, without the prior written consent of TAL Beijing, they will not transfer or dispose the pledged equity interests or create or allow any encumbrance on the pledged equity interests that would prejudice TAL Beijing’s interest.

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

The articles of association of each of the VIEs states that the major rights of the shareholders in a shareholders’ meeting include the power to approve the operating strategy and investment plan, elect the executive directors and approve their compensation and review and approve the annual budget and earning distribution plan. Therefore, through the irrevocable power of attorney arrangement, TAL Beijing has the ability to exercise effective control over each of the VIEs respectively through shareholder votes and, through such votes, to also control the composition of the board of directors. In addition, the senior management team of each of the VIEs is the same as that of, or is appointed and controlled by, TAL Beijing. As a result of these contractual rights, we have the power to direct the activities of each of the VIEs that most significantly impact their economic performance. Accordingly, we are considered the primary beneficiary of these entities, whose financial results are consolidated in TAL Education Group’s consolidated financial statements under the U.S. GAAP for accounting purposes.

Spousal consent letter. The spouse of each shareholder of the VIEs has entered into a spousal consent letter to acknowledge that she is aware of, and consents to, the execution by her spouse of the call option agreement described above. Each such spouse further agrees that she will not take any actions or raise any claims to interfere with performance by her spouse of the obligations under the above mentioned agreements.

In the opinion of Tian Yuan Law Firm, our PRC counsel, save for the uncertainties disclosed in this annual report:

●	the ownership structures of the VIEs, VIE Subsidiaries and wholly owned PRC subsidiaries are in compliance with existing PRC laws and regulations; and
●	the VIE Contractual Arrangements are valid, binding and enforceable under, and will not result in any violation of, PRC laws or regulations currently in effect.

We have been advised by our PRC counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to the above opinion of our PRC counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our education business in China do not comply with PRC government restrictions on foreign investments in the education business, we could be subject to severe penalties, which could include the PRC government:

●	revoking our business and operating licenses;
●	requiring us to discontinue or restrict our operations;
●	limiting our business expansions in China by way of entering into contractual arrangements;
●	restricting our right to collect revenues;
●	imposing fines;
●	confiscating any of our income that is deemed to be obtained through illegal operations;
●	blocking our websites or mobile apps;
●	requiring us to restructure our operations in such ways as to compel us to establish a new enterprise, re-apply for the necessary licenses or permits, or relocate our businesses, staff and assets;
●	restricting or prohibiting our use of the proceeds from overseas offering to finance our PRC subsidiaries’ or the VIEs’ or VIE Subsidiaries’ business and operations;
●	imposing additional conditions or requirements with which we may not be able to comply; or
●	taking other regulatory or enforcement actions against us that could be detrimental to our business.

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

In addition to the VIE Contractual Arrangements, we have entered into a deed of undertaking on June 24, 2013 and a side letter dated July 29, 2013 with Mr. Bangxin Zhang, our founder, chairman of the board and chief executive officer, or the Deed collectively. Pursuant to the Deed, Mr. Zhang has irrevocably covenanted and undertaken to us that:

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

D.        Property, Plants and Equipment

Facilities

Our headquarters are located in Beijing, China. As of February 28, 2023, we owned approximately 7,582 square meters of office space in Beijing.

As of February 28, 2023, we leased approximately 81,900 square meters in Beijing, consisting of approximately 9,100 square meters of learning center and service center space and approximately 72,800 square meters of office space. In addition, as of February 28, 2023, we leased an aggregate of approximately 157,500 square meters of learning center and service center space and an aggregate of approximately 81,000 square meters of office space in 38 other cities throughout China and four cities out of China. These leases vary in duration from 0.2 to 10.0 years.

On March 19, 2019, we acquired land use rights of a parcel in Zhenjiang, Jiangsu for the construction of office building, at total cost of approximately RMB92 million for approximately 83,025 square meters. In December 2019, we entered into a contract, as amended from time to time, at total cost of approximately RMB1,421 million for the development of office space in Zhenjiang, Jiangsu, covering approximately 222,730 square meters of construction area. As of February 28, 2023, RMB590 million ($85.1 million) had been paid. We expect to complete the construction in October 2023. We intend to fund the construction through cash on hand.

On July 8, 2019, we acquired land use rights of a parcel in Beijing for the development of office space, at a total cost of approximately RMB1,360 million for approximately 28,600 square meters. In December 2019, we entered into a contract, as amended from time to time, at total cost of approximately RMB1,111 million for the development of office space in Changping District, Beijing, as supplemented from time to time, covering approximately 127,670 square meters of construction area. We expect to complete the construction in December 2023. As of February 28, 2023, RMB686 million ($99.0 million) had been paid. We intend to fund the foregoing construction through cash on hand.

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

A.        Operating Results

Overview

TAL Education Group is a smart learning solutions provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life,” which empowers people’s life-long growth. Since our inception in 2005, we have been providing learning services and others for learners to achieve well-rounded development and for teachers and learning institutions to enhance classroom quality and operating efficiency, as well as learning content solutions for learners and their parents to enrich their learning experience. We have witnessed tremendous developments in China’s learning industry and continued to upgrade our business strategies to capture the new opportunities brought by technology advancement and evolving learning needs. Our widely trusted brand, passionate team, technology capabilities and broad learning content are the foundations of our success in this ever-evolving industry.

Our businesses started in 2005 by launching tutoring services mainly for the K-12 age groups in China, and began to explore online learning services afterwards, aiming to empower life-long growth with love and technology. We further expanded our offerings by introducing enrichment learning services and learning content solutions and entering markets outside China in the recent years. In response to developments in market and regulatory environments, we ceased offering the K-9 Academic AST Services in the mainland of China at the end of 2021. We have since realigned our business focus toward (i) learning services and others, and (ii) learning content solutions to capture evolving customer needs. We have continued integrating technology with learning, promote innovation and lead industry development since our inception. We are always full of the passion for empowering learners, teachers and learning institutions and keeping a keen prospective for the evolving and developing industry.

General Factors Affecting Our Results of Operations

Our results of operations are affected by various general factors affecting the learning solution market in China, which include changes in population growth, disposable income per capita and level of urbanization, changes in demand from individual learners or learning institutions for learning solutions, changes in regulatory, legal and public policy landscape, changes in technology development, and general economic and business conditions in China and globally. Adverse changes in any of these factors could materially and negatively affect demand for our products and services and our results of operations.

Specific Factors Affecting Our Results of Operations

We believe that our results of operations are more directly affected by specific factors relating to our business, which are primarily as follows:

Our ability to deliver high-quality products and services in our current business and attract and retain learners

Historically, our success largely depends on our deep understanding of, and close relationship with, our learners and customers in the learning solutions market. We seek to continue to maintain our competitive advantages in our current business.

Learning services and others. Specifically, the results of operations of our learning services and others depend on, among others, our abilities (i) to retain existing learners by maintaining the consistency and quality of our existing offering, (ii) to attract new learners through our branding, marketing and promotion efforts and by upgrading and expanding our offerings that meet the evolving needs of learners and their parents, and (iii) to optimize the pricing and structure of our programs. Furthermore, the success of our learning services and others depends on our technological capabilities, including our ability to (i) continue to upgrade and provide high value-added solutions for our existing customers leveraging our robust technology capabilities, (ii) increase customer penetration on the back of success stories of our customers in the same industry, and (iii) expand our customer base across different industries by accumulating industry insights and tailoring our products and services to meet the needs of customers in those industries.

Learning content solutions. The results of operations of our learning content solutions are primarily dependent on, among others, our ability to (i) develop high-quality content through our in-house development team and with our external partners, (ii) source, procure and license high-quality learning content from external partners, (iii) further expand our accumulated broad learning content library, (iv) establish and maintain relationship with major distributors and (v) gain access to a wide range of distribution channels to facilitate the distribution of our rich content. Such results also depend on our technology capabilities and industry insights to develop and launch tech-enabled learning content in different formats that delivers a holistic learning experience and fulfills the evolving needs of learners and their parents.

We believe our ability to deliver high-quality products and services well positions us to keep competitive in our current business. However, any compromise in such ability may materially and adversely affect the success and growth of our current business, thus negatively impacting our results of operations.

Our ability to broaden offerings of our learning solutions and expand into various markets

Our results of operations are also affected by our ability to invest in and develop new product and service offerings and further penetrate our potential client base both domestically and globally.

Broaden offerings. We have accumulated deep understanding of China’s learning industry and are well-positioned in delivering learning solutions beyond traditional training courses and textbooks. Going forward, we intend to further broaden our footprint and launch new products and services accommodating the additional demand of customers in and beyond the learning industry.

Geographic expansion. In addition to our domestic presence, our successful experience and accumulated know-how in China has laid a solid foundation for our international expansion, and we expect to replicate the proven success in China in new regions.

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

Our ability to attract, train and retain these qualified talents primarily depends on our ability to offer competitive compensation, effective and continued training opportunities, and rotation opportunities within our organization, as well as the development path to management opportunities.

Our ability to maintain competitiveness in technology

We have demonstrated our capabilities in developing proprietary technologies and applying them to enhance our products and services and improve our user experience. We have developed and launched various solutions powered by technology.

We will continue to invest in developing and upgrading our technology with a focus on optimizing our products and services to increase their efficiency and delivering a tailored and differentiated user experience.

Our management of costs and expenses

Our ability to maintain and increase our operational efficiency also depends on our ability to effectively control our costs and expenses. Talent compensation is critical in ensuring development and delivery of high-quality products, contents and services. We offer competitive remuneration packages to our talents and expect to continue to do so in the future. Another important component of our cost of revenues is rental expenses for our learning and service centers.

Impact of COVID-19

A substantial majority of our revenues and workforce are concentrated in China. During the fiscal year ended February 28, 2023, some instances of COVID-19 infections have emerged from time to time in various regions of China, and varying levels of temporary restrictions and other measures were reinstated to contain the infections. As a result, we have experienced certain disruptions to our operations, including temporary closures of certain offline learning centers, supply chain shortages and logistics disruptions for our learning content solutions.

Since December 2022, many of the restrictive measures previously adopted by the PRC government at various levels to control the spread of COVID-19 have been lifted or replaced with more flexible measures. However, the extent to which COVID-19 impacts our results of operations going forward remains uncertain and depends on future development of COVID-19. Consequently, COVID-19 may continue to materially and adversely affect our business, financial condition and results of operations in the current and future years.

We will pay close attention to the development of COVID-19, further assess its impact and take relevant measures to minimize such impact. The COVID-19 outbreak may continue affecting our business operations, financial condition and operating results in the future, including but not limited to negatively affecting our total net revenues, fair value adjustments or impairment to our long-term investments and other long-term assets. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business was materially and adversely affected by COVID-19 and may be materially and adversely affected by a similar outbreak in the future.”

Key Components of Results of Operations

Net Revenues

In the fiscal years ended February 28, 2021, 2022 and 2023, we generated total net revenues of $4,495.8 million, $4,390.9 million and $1,019.8 million, respectively.

The primary sources of our revenues for the years ended February 28, 2021 and 2022 included (a) small class learning services, personalized premium services and others; and (b) online education services through www.xueersi.com.

In compliance with the Alleviating Burden Opinion Regarding Compulsory Education and applicable rules, regulations and measures, we ceased offering K-9 Academic AST Services in the mainland of China by the end of December 2021. The cessation has had a substantial adverse impact on our revenues for the fiscal year ended February 28, 2022 and subsequent periods. In the fiscal years ended February 28, 2021 and 2022, the revenues from offering K-9 Academic AST Services in the mainland of China accounted for a substantial majority of the our total net revenues prior to the cessation of such services. We have realigned our business focus toward (i) learning services and others, and (ii) learning content solutions. See “Item 4. Information on the Company—B. Business Overview” for more information.

The following table presents our net revenues disaggregated by revenue sources (net of discounts, value added tax and surcharges).

	For the Years Ended February 28,
	2021		2022		2023
	$	%	$	%	$	%

	(in thousands of $, except percentages)
Learning services and others(1)	4,433,910	98.6	4,275,262	97.4	853,629	83.7
Learning content solutions(1)	61,845	1.4	115,645	2.6	166,143	16.3
Total	4,495,755	100.0	4,390,907	100.0	1,019,772	100.0

Notes:

(1)	Revenues related to small class learning services, personalized premium services and online education services through www.xueersi.com have been grouped to “learning services and others.” Additionally, other revenues previously presented in “small class learning services, personalized premium services and others” are now disaggregated into “learning services and others” and “learning content solutions.” Under the new revenue disaggregation approach, the presentation of revenue disaggregation for the years ended February 28, 2021 and 2022 has been retrospectively changed to reflect the disaggregation adopted for the years ended February 28, 2023.

Cost of Revenues and Operating Expenses

The following table sets forth, for the periods indicated, our cost of revenues and operating expenses, in absolute amounts and as percentages of the total net revenues:

	For the Years Ended February 28,
	2021		2022		2023
	$	%	$	%	$	%

	(in thousands of $, except percentages)
Net revenues	$4,495,755	100.0	$4,390,907	100.0	$1,019,772	100.0
Total cost of revenues(1)	(2,048,561)	(45.6)	(2,203,336)	(50.2)	(436,358)	(42.8)
Operating expenses:
Selling and marketing(2)	(1,680,050)	(37.4)	(1,118,141)	(25.5)	(283,036)	(27.8)
General and administrative(3)	(1,117,324)	(24.9)	(1,199,708)	(27.3)	(413,791)	(40.5)
Impairment loss on intangible assets and goodwill	(107,535)	(2.3)	(505,050)	(11.5)	—	—
Total operating expenses	(2,904,909)	(64.6)	(2,822,899)	(64.3)	(696,827)	(68.3)

Notes:

(1)	Includes share-based compensation expenses of $1.8 million, $1.1 million and $11.3 million for the fiscal years ended February 28, 2021, 2022 and 2023, respectively.
(2)	Includes share-based compensation expenses of $56.6 million, $53.9 million and $30.7 million for the fiscal years ended February 28, 2021, 2022 and 2023, respectively.
(3)	Includes share-based compensation expenses of $146.5 million, $119.8 million and $66.6 million for the fiscal years ended February 28, 2021, 2022 and 2023, respectively.

Cost of Revenues

Our cost of revenues primarily consists of teaching fees, performance-linked bonuses and other compensations for our teachers and rental cost for our learning centers and service centers, compensation to personnel providing support for our services and products, costs of course and content materials, and to a lesser extent, depreciation, amortization and impairment of long-lived assets used in the provision of learning services, and other office supplies.

Operating Expenses

Our operating expenses consist primarily of selling and marketing expenses and general and administrative expenses.

Our selling and marketing expenses primarily consist of advertising expenses, compensation to our personnel involved in sales and marketing expenses relating to our marketing and branding promotion activities, rental and utilities expenses relating to selling and marketing functions and, to a lesser extent, depreciation, amortization and impairment of long-lived assets used in our selling and marketing activities. Our selling and marketing expenses as a percentage of net revenues was 37.4%, 25.5% and 27.8% for the fiscal years ended February 28, 2021, 2022 and 2023, respectively.

Our general and administrative expenses primarily consist of compensation paid to our management and administrative personnel, research and development expenses, costs of third-party professional services, rental and utilities expenses relating to office and administrative functions, and, to a lesser extent, depreciation, amortization and impairment of long-lived assets used in our administrative activities. Our general and administrative expenses as a percentage of our total net revenues was 24.9%, 27.3% and 40.5% for the fiscal years ended February 28, 2021, 2022 and 2023, respectively.

Impairment loss on intangible assets and goodwill in the fiscal years ended February 28, 2021 and 2022 was mainly due to the decline in reporting units’ fair value. We did not incur impairment loss on intangible assets and goodwill in the fiscal year ended February 28, 2023.

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income, corporate or capital gains tax, and the Cayman Islands currently have no form of estate duty, inheritance tax or gift tax. In addition, payments of dividends and capital in respect of our shares are not subject to taxation in the Cayman Islands and no withholding will be required in the Cayman Islands on the payment of any dividend or capital to any holder of our shares, nor will gains derived from the disposal of our shares be subject to Cayman Islands income or corporation tax.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the first 2 million Hong Kong dollars of profits earned by a company are subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%, and each group of connected entities can nominate only one entity to benefit from the two-tiered tax rate. The provision for Hong Kong profits tax in our consolidated financial statements was immaterial during the fiscal year ended February 28, 2023.

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

Enterprises qualified as “Newly Established Software Enterprise” are entitled to an income tax exemption for two calendar years, followed by reduced income tax at a rate of 12.5% for three calendar years. If an enterprise qualified as “Newly Established Software Enterprise” is also entitled to other tax preferential policies in enterprise income tax, such enterprise shall elect only one tax preference among these tax preferential policies. Enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. An enterprise which qualifies as “Key Software Enterprise” is entitled an income tax exemption for five calendar years from such enterprise’s first profitable year, and an reduced income tax at a rate of 10% for the following calendar years.

The following preferential tax treatments are enjoyed by certain of our subsidiaries and VIEs and VIE Subsidiaries:

●	Yidu Huida Education Technology (Beijing) Co., Ltd., or Yidu Huida, was qualified as a High and New Technology Enterprise, or HNTE, and was accordingly entitled to a preferential tax rate of 15% from calendar years 2015 through 2022. Yidu Huida applied and qualified for Key Software Enterprise status for calendar year 2016, 2017, 2018 and 2019 which entitled Yidu Huida to enjoy the preferential tax rate of 10%. Yidu Huida elected to adopt the 12.5% preferential tax rate in 2015, the 10% preferential tax rate from calendar year 2016 to 2019, and 15% for calendar years 2020 through 2021 as an HNTE. For calendar year 2022, Yidu Huda is subject to an EIT rate of 25%.
●	Beijing Xintang Sichuang Education Technology Co., Ltd., or Beijing Xintang Sichuang, was qualified as an HNTE and entitled to a preferential tax rate of 15% from calendar years 2014 through 2022 and is expected to be subject to an EIT rate of 15% as long as it maintains its status as an HNTE. Beijing Xintang Sichuang later applied and was qualified for Key Software Enterprise status for calendar year 2018 and 2019 and entitled to enjoy the preferential tax rate of 10%. Accordingly, Beijing Xintang Sichuang applied 15% for calendar years 2020 through 2022 as an HNTE. Beijing Xintang Sichuang is in the process of renewing its qualification of HNTE and is expected to be subject to an EIT rate of 15% for 2023 as long as it maintains its status as an HNTE.
●	TAL Beijing was qualified as an HNTE and was accordingly entitled to a preferential tax rate of 15% from calendar years 2014 through 2022 and is expected to be subject to an EIT rate of 15% as long as it maintains its status as an HNTE. TAL Beijing applied for Key Software Enterprise status for calendar year 2018 and 2019 and was approved which entitled TAL Beijing to enjoy the preferential tax rate of 10%. Accordingly, TAL Beijing applied 15% for calendar years 2020 through 2022 as an HNTE. TAL Beijing is in the process of renewing its qualification of HNTE and is expected to be subject to an EIT rate of 15% for 2023 as long as it maintains its status as an HNTE.
●	Beijing Yinghe Youshi Technology Co., Ltd., or Yinghe Youshi, was qualified as an HNTE and was accordingly entitled to a preferential tax rate of 15% from calendar years 2016 through 2021. For calendar year 2022, Yinghe Youshi is subject to an EIT rate of 25%.
●	Beijing Yizhen Xuesi Education Technology Co., Ltd., or Beijing Yizhen Xuesi, was qualified as “Newly Established Software Enterprise” in calendar year 2017 and therefore it was entitled to a two-year exemption from EIT and a further reduction of tax rate to 12.5% from calendar years 2019 through 2021. For calendar year 2022, Beijing Yizhen Xuesi was subject to an EIT rate of 25%.

Preferential tax treatments granted to our PRC subsidiaries and VIEs and VIE Subsidiaries by local government authorities are subject to review and may be adjusted or revoked at any time. The software enterprises which enjoy preferential tax treatments shall also provide filing documents with respect to preferential tax treatments to the relevant tax authority when filing annual enterprise income tax returns for the settlement of tax payments. The discontinuation of any preferential tax treatments currently available to us, will cause our effective tax rate to increase, which could have a material adverse effect on our results of operations.

PRC Withholding Tax

As a Cayman Islands holding company, we may receive dividends from our PRC operating subsidiaries through TAL Hong Kong. The EIT Law and its implementation rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. According to the Double Tax Avoidance Arrangement, dividends paid to shareholders residing in Hong Kong are subject to a reduced 5% rate of tax withholding provided that the Hong Kong residents are deemed by the relevant PRC tax authorities to be “non-PRC resident enterprises” under the EIT Law and the Hong Kong residents’ equity interests in the mainland dividend issuer is above 25%. In February 2018, the SAT promulgated the SAT Circular 9 to clarify the definition of beneficial owner under PRC tax treaties and tax arrangements. According to the SAT Circular 9, a beneficial owner refers to a party who holds ownership and control over incomes or the rights or assets from which the incomes are derived. In determining whether a resident of the other contracting party to a double taxation agreement, or DTA, who is applying for enjoying preferential treatment under the DTA has the status as a beneficial owner, comprehensive analysis shall be conducted in light of the actual circumstances of the specific case and based on several factors, include among others, if (1) an applicant is under the obligation to pay 50% or more of the incomes received to any resident of any third country (region) within 12 months upon receipt of the incomes; and (2) if the business activities carried out by an applicant constitutes substantive business activities. Substantive business activities shall include substantive manufacturing, distribution, management and other activities. Whether an applicant’s business activities are substantive shall be determined based on the functions actually performed by the applicant and the risks assumed thereby. The substantive investment and shareholding management activities carried out by the applicant may constitute substantive business activities. Where the applicant concurrently engages in investment and shareholding management activities that do not constitute substantive business activities and other business activities, if the other business activities are not significant enough, the applicant will not be considered as engaging in substantive business activities and hence more likely not a beneficial owner.

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

Further, according to the SAT Circular 9, agents or designated payees are not beneficial owners. The fact that an applicant collects incomes via an agent or a designated payee does not affect the determination of whether the applicant has the status of a beneficial owner irrespective of whether an agent or a designated payee is a resident of the other contracting party to the relevant DTA.

According to the SAT Circular 9, if the business activities carried out by an applicant do not constitute substantive business activities, then such applicant is likely not to be regarded as a beneficial owner. Although we may use our Hong Kong subsidiaries as a platform to expand our business in the future, our Hong Kong subsidiaries currently do not engage in any substantive business activities and thus it is possible that our Hong Kong subsidiaries may not be regarded as “beneficial owners” for the purposes of the SAT Circular 9 and the dividends they receive from our PRC subsidiaries would be subject to withholding tax at a rate of 10%. In addition, our Hong Kong subsidiaries may be considered PRC resident enterprises for enterprise income tax purposes if the relevant PRC tax authorities determine that our Hong Kong subsidiaries’ “de facto management bodies” are within China, in which case dividends received by them from our PRC subsidiaries would be exempt from PRC withholding tax because such income is exempted under the EIT Law for a PRC resident enterprise recipient. As there are substantial uncertainties as to the interpretation and implementation of the EIT Law and its implementation rules, it is uncertain whether, if we are deemed a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders would be subject to any PRC withholding tax. For a detailed discussion of PRC tax issues related to resident enterprise status, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Under the EIT Law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our non-PRC shareholders.”

In September 29, 2018, the SAT promulgated Notice on the Scope of Application Concerning the Policy for Temporary Exemption of Withholding Income Tax on Direct Investment by Overseas Investors with Distributed Profits, or Circular 102. Pursuant to Circular 102, the scope of application of the temporary exemption of Withholding Income Tax was expanded from where overseas investors use the profits obtained from resident enterprises within China to invest directly in the encouraged investment projects, to where overseas investors use the profits obtained from resident enterprises within China to invest directly in all projects and fields which are not prohibited from foreign investment pursuant to the Special Administrative Measures for Foreign Investment Access (2021).

Further, according to the Circular 102, for the temporary exemption of overseas investors from payment of withholding income tax, the following conditions must be satisfied at the same time:

(1)	Direct investment made by overseas investors with the profits distributed thereto, includes their activities of equity investment with the distributed profits such as capital increase, new establishment and equity purchase and excludes the increase through purchase or distribution and purchase of the shares of listed companies (excluding the conforming strategic investment), specifically including: (i) Increasing through purchase or distribution of the paid-in capital or capital reserve of resident enterprises within PRC; (ii) Investing in new establishment of resident enterprises within PRC; (iii) Purchasing the shares of resident enterprises within China from nonaffiliated parties; and (iv) Other methods prescribed by the MOF and the SAT. The enterprises in which overseas investors invest through above investment activities shall be collectively referred to the invested enterprises.
(2)	The profits distributed to overseas investors fall under the dividends, bonus and other equity investment income formed from the actual distribution of the retained income already realized by resident enterprises within China to investors.
(3)	Where the profits used by overseas investors for direct investment are paid in cash, relevant amounts shall be transferred directly from the accounts of the profits distributing enterprises to the accounts of the invested enterprises or equity transferors and shall not be circulated among other domestic and overseas accounts before direct investment; where the profits used by overseas investors for direct investment are paid in kind, negotiable securities and other non-cash form, the ownership to relevant assets shall be transferred directly from the profits distributing enterprises to the invested enterprises or equity transferors and shall not be held by other enterprises and individuals on behalf thereof or temporarily.

PRC Business Tax and Value-Added Tax (VAT)

Details of the pilot VAT reform program was set out in two circulars jointly issued by the MOF and the SAT. The VAT reform program change the charge of sales tax from business tax to VAT for certain pilot industries, and was initially applied only to certain pilot industries in Shanghai. The VAT reform program started to apply nationwide in 2013, was extended to cover additional industry sectors such as construction, real estate, finance and consumer services in May 2016.

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

An accounting estimate is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that could reasonably have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our consolidated financial statements. We consider the accounting estimates discussed below to be critical to an understanding of our consolidated financial statements because they involve the greatest reliance on our management’s judgment. You should read the following descriptions of critical accounting estimates in conjunction with our consolidated financial statements and other disclosures included elsewhere in this annual report.

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

We used the discounted cash flow model to estimate fair value of the reporting units, which requires management to make significant estimates and assumptions related to inputs into the model, including discount rates and forecasts of future revenues and operating margins. Changes in these assumptions could have a significant impact on the estimated fair value, the corresponding amount of goodwill impairment charges, if any. We recorded impairment losses of $107.4 million, $453.6 million and nil for the years ended February 28, 2021, 2022 and 2023, respectively.

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

The available-for-sale investments classified within Level 3 are valued using the income approach utilizing the discounted cash flow method and the binomial option model, where appropriate. The discounted cash flow analysis and binomial option model require the use of significant unobservable inputs (Level 3 inputs) which involve significant management judgment and estimation, such as weighted average cost of capital, discount for lack of marketability and expected volatilities.

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

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of our net revenues. This information should be read together with our audited consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Years Ended February 28,
	2021		2022		2023
	$	%	$	%	$	%

	(in thousands of $, except percentages)
Net revenues	$4,495,755	100.0%	$4,390,907	100.0%	$1,019,772	100.0%
Cost of revenues(1)	(2,048,561)	(45.6)	(2,203,336)	(50.2)	(436,358)	(42.8)
Gross profit	2,447,194	54.4	2,187,571	49.8	583,414	57.2
Operating expenses
Selling and marketing(2)	(1,680,050)	(37.4)	(1,118,141)	(25.5)	(283,036)	(27.8)
General and administrative(3)	(1,117,324)	(24.9)	(1,199,708)	(27.3)	(413,791)	(40.5)
Impairment loss on intangible assets and goodwill	(107,535)	(2.3)	(505,050)	(11.5)	—	—
Total operating expenses	(2,904,909)	(64.6)	(2,822,899)	(64.3)	(696,827)	(68.3)
Government subsidies	19,491	0.4	20,812	0.5	22,683	2.2
Loss from operations	(438,224)	(9.8)	(614,516)	(14.0)	(90,730)	(8.9)
Interest income	114,232	2.5	103,179	2.3	61,564	6.0
Interest expense	(16,946)	(0.4)	(7,871)	(0.2)	—	—
Other income /(expense)	141,844	3.1	16,950	0.5	(82,416)	(8.0)
(Loss)/gain from disposal of a subsidiary	(966)	—	—	—	9,550	0.9
Impairment loss on long-term investments	(24,563)	(0.6)	(275,872)	(6.3)	(7,687)	(0.8)
Loss before income tax and income/(loss) from equity method investments	(224,623)	(5.2)	(778,130)	(17.7)	(109,719)	(10.8)
Income tax benefit/(expense)	69,897	1.6	(396,992)	(9.0)	(20,011)	(2.0)
Income/(loss) from equity method investments	11,676	0.3	10,787	0.2	(2,248)	(0.2)
Net loss	(143,050)	(3.3)	(1,164,335)	(26.5)	(131,978)	(13.0)
Add: Net loss/(income) attributable to non-controlling interests shareholders	27,060	0.6	28,220	0.6	(3,634)	(0.3)
Net loss attributable to TAL Education Group’s shareholders	$(115,990)	(2.7)	$(1,136,115)	(25.9)	$(135,612)	(13.3)
(1)	Includes share-based compensation expenses of $1.8 million, $1.1 million and $11.3 million for the fiscal years ended February 28, 2021, 2022 and 2023, respectively.
(2)	Includes share-based compensation expenses of $56.6 million, $53.9 million and $30.7 million for the fiscal years ended February 28, 2021, 2022 and 2023, respectively.
(3)	Includes share-based compensation expenses of $146.5 million $119.8 million and $66.6 million for the fiscal years ended February 28, 2021, 2022 and 2023, respectively.

Fiscal Year Ended February 28, 2023 Compared to Fiscal Year Ended February 28, 2022

Net Revenues

Our total net revenues decreased by 76.8% to $1,019.8 million for the fiscal year ended February 28, 2023 from $4,390.9 million for the fiscal year ended February 28, 2022. The decrease was mainly driven by the cessation of K-9 Academic AST Services in the mainland of China by the end of December 2021.

Operating Costs and Expenses

In the fiscal year ended February 28, 2023, our operating costs and expenses were $1,133.2 million, a 77.5% decrease from $5,026.2 million in the fiscal year ended February 28, 2022. The decrease was primarily due to decreases in cost of revenues, selling and marketing expenses, general and administrative expenses and impairment loss on intangible assets and goodwill.

Cost of Revenues. Our cost of revenues decreased by 80.2% to $436.4 million for the fiscal year ended February 28, 2023 from $2,203.3 million for the fiscal year ended February 28, 2022. This decrease was largely due to the reduction of our teachers and terminations of lease contracts for certain learning centers and service centers during the fiscal year ended February 28, 2022.

Selling and Marketing Expenses. Our selling and marketing expenses decreased by 74.7% to $283.0 million for the fiscal year ended February 28, 2023 from $1,118.1 million for the fiscal year ended February 28, 2022. This decrease was primarily a result of the reduction of marketing and promotional activities and our sales and marketing staff during the fiscal year ended February 28, 2022. Selling and marketing expenses for the fiscal year ended February 28, 2023 also included $30.7 million in share-based compensation expenses, as compared to $53.9 million for the fiscal year ended February 28, 2022.

General and Administrative Expenses. Our general and administrative expenses decreased by 65.5% to $413.8 million for the fiscal year ended February 28, 2023 from $1,199.7 million for the fiscal year ended February 28, 2022. This decrease was primarily due to the reduction of our general and administrative related personnel and the terminations of lease contracts for some of our offices during the fiscal year ended February 28, 2022. General and administrative expenses for the fiscal year ended February 28, 2023 included $66.6 million in share-based compensation expenses, as compared to $119.8 million for the fiscal year ended February 28, 2022.

Impairment loss on intangible assets and goodwill was nil for the fiscal year ended February 28, 2023, compared to $505.1 million for the fiscal year ended February 28, 2022. Impairment loss on intangible assets and goodwill in the fiscal year ended February 28, 2022 was due to the decline in reporting units’ fair value.

Government Subsidies

We received government subsidies related to government sponsored projects and recorded such government subsidies as a liability when such government subsidies were received and recorded it as other operating income when there was no further performance obligation. We received government subsidies of $23.2 million for the fiscal year ended February 28, 2023, compared to $20.9 million for the fiscal year ended February 28, 2022. We recorded $22.7 million and $20.8 million government subsidies as other operating income for the fiscal years ended February 28, 2023 and 2022, respectively.

Interest Income

We had interest income of $61.6 million for the fiscal year ended February 28, 2023, compared to $103.2 million for the fiscal year ended February 28, 2022. Our interest income in both fiscal years consisted primarily of interest earned from our cash and cash equivalents and short-term investments.

Other income/(expense)

We recorded other expense of $82.4 million for the fiscal year ended February 28, 2023, which was primarily due to loss derived from the fluctuation of currency exchange rates, and the decline in the fair value of our wealth management products. We recorded other income of $17.0 million for the fiscal year ended February 28, 2022.

Impairment loss on long-term investments

We incurred $7.7 million of impairment loss on long-term investments for fiscal year ended February 28, 2023, compared to $275.9 million for the fiscal year ended February 28, 2022. Impairment loss on long-term investments was due to changes in the business environment which led to decline in value of our investments.

Income tax expense

We had $20.0 million of income tax expense for the fiscal year ended February 28, 2023, compared to $397.0 million of income tax expense for the fiscal year ended February 28, 2022.

Net loss

As a result of the foregoing, net loss was $132.0 million for fiscal year ended February 28, 2023, compared to net loss of $1,164.3 million for the fiscal year ended February 28, 2022.

Fiscal Year Ended February 28, 2022 Compared to Fiscal Year Ended February 28, 2021

Net Revenues

Our total net revenues decreased by 2.3% to $4,390.9 million for the fiscal year ended February 28, 2022 from $4,495.8 million for the fiscal year ended February 28, 2021. The decrease was mainly driven by the cessation of K-9 Academic AST Services in the mainland of China by the end of December 2021.

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

Other income

We recorded other income of $17.0 million for the fiscal year ended February 28, 2022. We recorded other income of $142.0 million for the fiscal year ended February 28, 2021, primarily consisting of the value-added tax and social security expense exemption offered by the government during the COVID-19 outbreak.

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

Inflation

According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index in China for February 2021, 2022 and 2023 were a decrease of 0.2%, an increase of 0.9% and an increase of 1.0%, respectively. Inflation has had some impact on our operations in recent years, in the form of higher salaries for our teachers and other staff and higher rental payments for certain of the office space and service center and learning center space we lease. We can provide no assurance that we will not continue to be affected in the future by higher rates of inflation in China, or that we will be able to adjust our tuition rates to mitigate the impact of inflation on our results of operations.

Recent Accounting Pronouncements

A list of recent accounting pronouncements that are relevant to us is included in Note 2 to our audited consolidated financial statements included elsewhere in this annual report.

B.       Liquidity and Capital Resources

Cash Flows and Working Capital

In recent years, we have financed our operations and the expansion of our business primarily through cash flows from operations and other financing activities, such as proceeds from our various private placements of our common shares, offering or private placement of convertible notes and certain credit facilities. As of February 28, 2023, we had $2,021.9 million in cash and cash equivalents, $273.0 million in restricted cash and $1,149.6 million in short-term investments. Our cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments, which are unrestricted as to withdrawal or use, or have original maturities of three months or less when purchased. Our restricted cash mainly represents security deposits held in designated bank accounts for future transactions, deposits required by PRC government authorities related to learning programs and services and establishment of new schools and subsidiaries. The short-term investments primarily consist of wealth management products with variable interest rates with original maturity of less than one year and more than three months.

The following table sets forth a summary of our cash and cash equivalents, restricted cash and short-term investments inside and outside China as of February 28, 2023.

	Cash, cash	Cash, cash	Total
	equivalents	equivalents	Cash, cash
	and	and	equivalents		Short-term
	restricted	restricted	and	Short-term	investments	Total
	cash in	cash in other	restricted	investments	in other	short-term
	RMB	currencies	cash	in RMB	currencies	investments

	(in thousands)
Entities outside China	240,840	1,119,112	1,359,952	—	925,814	925,814
VIEs in China	601,534	368	601,902	—	—	—
Non-VIEs in China	332,615	438	333,053	223,793	—	223,793
Entities inside China	934,149	806	934,955	223,793	—	223,793
Total	1,174,989	1,119,918	2,294,907	223,793	925,814	1,149,607

Although we consolidate the results of the VIEs, our access to the VIEs is only through the VIE Contractual Arrangements. See “Item 4. Information on the Company—C. Organizational Structure—VIE Contractual Arrangements.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

In December 2022, we entered into two loan facilities agreements with a commercial bank based in China, pursuant to which we may borrow an aggregate maximum amount of up to RMB400 million. Each of the credit facilities has a term of two years and an effective drawdown period of twelve months. We will be subject to further pledge requirements before any drawdown of the credit facilities. No amount was drawn down as of February 28, 2023.

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

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Years Ended February 28,
	2021	2022	2023

	(in thousands of $)
Net cash provided by / (used in) operating activities	$954,732	$(939,184)	$7,358
Net cash (used in) / provided by investing activities	(2,641,469)	1,368,716	(301,626)
Net cash provided by / (used in) financing activities	4,794,813	(2,766,679)	(66,184)
Effect of exchange rate changes	(5,277)	949	(26,427)
Net increase / (decrease) in cash and cash equivalents and restricted cash	3,102,799	(2,336,198)	(386,879)
Cash, cash equivalents and restricted cash at the beginning of the year	1,915,185	5,017,984	2,681,786
Cash, cash equivalents and restricted cash at end of the year	5,017,984	2,681,786	2,294,907

Operating Activities

Net cash provided by operating activities amounted to $7.4 million in the fiscal year ended February 28, 2023, as compared to net cash used in operating activities amounted to $939.2 million in the fiscal year ended February 28, 2022. Net cash provided by operating activities in the fiscal year ended February 28, 2023 reflected net loss of $132.0 million, adjusted by (i) non-cash expenses and gain, mainly including share-based compensation expenses of $108.6 million, loss from fair value change of investments of $68.5 million and depreciation of property and equipment of $35.3 million, and (ii) changes in operating assets and liabilities, mainly including a decrease in accrued expenses and other current liabilities of $109.8 million and an increase in deferred revenues of $54.1 million.

Net cash used in operating activities amounted to $939.2 million in the fiscal year ended February 28, 2022, as compared to net cash provided by operating activities amounted to $954.7 million in the fiscal year ended February 28, 2021. Net cash used in operating activities in the fiscal year ended February 28, 2022 reflected net loss of $1,164.3 million, adjusted by (i) non-cash expenses and gain, mainly including depreciation of property and equipment of $171.4 million, share-based compensation expenses of $174.8 million, impairment loss on intangible assets and goodwill and provision for reserves on operating assets of $897.9 million, and (ii) changes in operating assets and liabilities, mainly including a decrease in deferred revenues of $1,229.8 million, and a decrease in accrued expenses and other current liabilities of $402.2 million.

Investing Activities

Net cash used in investing activities amounted to $301.6 million in the fiscal year ended February 28, 2023, as compared to net cash provided by investing activities of $1,368.7 million in the fiscal year ended February 28, 2022. Net cash used in investing activities in the fiscal year ended February 28, 2023 primarily related to purchase of short-term investments of $1,667.0 million, payments for long-term investments of $200.7 million and purchase of property and equipment of $110.3 million, partially offset by proceeds from maturity of short-term investment of $1,622.1 million.

Net cash provided by investing activities amounted to $1,368.7 million in the fiscal year ended February 28, 2022, as compared to net cash used in investing activities of $2,641.5 million in the fiscal year ended February 28, 2021. Net cash provided by investing activities in the fiscal year ended February 28, 2022 primarily related to proceeds from maturity of short-term investment of $3,002.5 million, partially offset by purchase of short-term investments of $1,344.5 million and purchase of property and equipment of $246.3 million.

Financing Activities

Net cash used in financing activities amounted to $66.2 million in the fiscal year ended February 28, 2023, as compared to net cash used in financial activities of $2,766.7 million in the fiscal year ended February 28, 2022. Net cash used in financing activities in the fiscal year ended February 28, 2023 was mainly attributable to repurchases of our common shares.

Net cash used in financing activities amounted to $2,766.7 million in the fiscal year ended February 28, 2022, as compared to net cash provided by financial activities amounted to $4,794.8 million in the fiscal year ended February 28, 2021. Net cash used in financing activities in the fiscal year ended February 28, 2022 was mainly attributable to the repurchase of convertible notes and repayment of long-term debt.

Material cash requirements

Our material cash requirements as of February 28, 2023 and any subsequent interim period primarily include our capital expenditures, lease property management fee obligations, purchase of property and equipment obligations, and long-term investment obligations.

For the fiscal years 2021 to 2023, our primary capital expenditures were mainly related to construction projects costs, leasehold improvements and purchase of servers, computers, network equipment, and software systems. Our capital expenditures were $245.0 million, $220.1 million and $90.3 million for the fiscal years ended February 28, 2021, 2022 and 2023, respectively, representing 5.4%, 5.0% and 8.9% of our total net revenues for such years, respectively. See “Item 4. Information on the Company—D. Property, Plants and Equipment” for more information.

Our lease property management fee obligations represent our non-cancelable agreements for property management fees in relation to leases for our offices, learning centers and service centers. As of February 28, 2023, the payment due within one year and thereafter for our lease property management fee obligations amounted to $20.4 million.

Purchase of property and equipment obligations represent our outstanding capital commitments mainly relating to capital expenditures of office space construction in Beijing and Jiangsu. As of February 28, 2023, the payment due within one year and thereafter for our purchase of property and equipment obligations amounted to $193.7 million.

Our long-term investment obligations represent obligations in connection with several investments as of February 28, 2023. As of February 28, 2023, the payment due within one year and thereafter for our long-term investment obligations amounted to $1.1 million.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of February 28, 2023.

Holding Company Structure

Overview

We are a holding company with no material operations of our own. Substantially all of our learning business in China is conducted through the VIE Contractual Arrangements. See “Item 4. Information on the Company—C. Organizational Structure—VIE Contractual Arrangements.” In the fiscal years ended February 28, 2021, 2022 and 2023, the VIEs and VIE Subsidiaries contributed 94.4%, 95.5% and 84.9%, respectively, of our total net revenues.

Conducting most of our operations through the VIE Contractual Arrangements entails a risk that we may lose effective control over the VIEs and VIE Subsidiaries, which may result in our being unable to consolidate their financial results with our results and may impair our access to their cash flow from operations and thereby reduce our liquidity. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” for more information, including the risk factors titled “If the PRC government determines that the agreements that establish the structure for operating our business in China are not in compliance with applicable PRC laws and regulations, we could be subject to severe penalties” and “We rely on the VIE Contractual Arrangements for our operations in China, which may not be as effective in providing operational control as direct ownership.”

Dividend Distributions

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends upon dividends and other distributions paid to us by our PRC subsidiaries. The amount of dividends paid by our PRC subsidiaries to us primarily depends on the service fees paid to our PRC subsidiaries from the VIEs, and, to a lesser degree, our PRC subsidiaries’ retained earnings. In the fiscal years ended February 28, 2021, 2022 and 2023, TAL Beijing and its designated PRC subsidiaries collectively charged $1,123.5 million, $1,174.6 million and $96.2 million in service fees, respectively, to the VIEs. The VIEs collectively paid $784.4 million, $839.9 million and $316.1 million in service fees to TAL Beijing and its designated PRC subsidiaries in the fiscal years ended February 28, 2021, 2022 and 2023, respectively. As of February 28, 2021, 2022 and 2023, the balance of the amount payable for the fees was $417.5 million, $752.2 million and $532.3 million, respectively.

Under PRC laws, each of our PRC subsidiaries and VIEs and VIE Subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital and to further set aside a portion of its after-tax profit to fund the reserve fund at the discretion of our board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

Pursuant to the VIE Contractual Arrangements, the earnings and cash of each of the VIEs (including dividends received from their respective VIE Subsidiaries) are used to pay service fees in RMB to TAL Beijing or its designated affiliates, as applicable, in the manner and amount set forth in the VIE Contractual Arrangements. After paying the applicable withholding taxes, making appropriations for its statutory reserve requirement and retaining any profits from accumulated profits, the remaining net profits of TAL Beijing and its designated affiliates would be available for distribution to TAL Hong Kong, and from TAL Hong Kong to our company. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Dividends we receive from our PRC subsidiaries may be subject to PRC withholding tax” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation” for detailed discussions on withholding taxes. As of February 28, 2023, the net assets of our PRC subsidiaries and VIEs and VIE Subsidiaries which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate $855.2 million, and the net assets of our PRC subsidiaries and VIEs and VIE Subsidiaries which were unrestricted and thus available for distribution was in aggregate $2,776.3 million.

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

Furthermore, cash transfers from our PRC subsidiaries to our subsidiaries in Hong Kong are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and the VIEs and VIE Subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversions may affect the value of your investment.”

C.       Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Technology, Research and Development” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.       Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended February 28, 2023 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.       Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Estimates.”

Item 6.    Directors, Senior Management and Employees

A.       Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Bangxin Zhang	42	Chairman of the Board of Directors and Chief Executive Officer
Yunfeng Bai	41	Director
Kaifu Zhang	38	Independent Director
Weiru Chen	52	Independent Director
Janet Yan Feng	46	Independent Director
Yachao Liu	41	Chief Operating Officer
Alex Zhuangzhuang Peng	49	President and Chief Financial Officer
Mi Tian	40	Chief Technology Officer

Bangxin Zhang is our founder and has served as our director and chief executive officer since our inception and had served as our chairman of the board prior to January 2020. Mr. Zhang has served as our chairman of the board again since April 2022. Mr. Zhang has been instrumental to the development and success of our business. Mr. Zhang provides vision, overall management, and strategic decision-making relating to marketing, investment planning, and corporate development. Mr. Zhang received his bachelor’s degree in Life Sciences from Sichuan University in July 2002, was in the postgraduate program of the Life Science School of Peking University from September 2002 to April 2007, and received an EMBA degree from China Europe International Business School in September 2009.

Yunfeng Bai has served as our director since January 2020, served as our chairman of the board from January 2020 to April 2022, and had served as our president from October 2016 to December 2021. From April 2011 to October 2016, Mr. Bai was our senior vice president and led our Small Class business throughout China. Prior to this, Mr. Bai served as our vice president between June 2008 and April 2011, and in this capacity he oversaw our personalized premium services. Mr. Bai founded our high school division in 2005 and was the director of our Beijing operations from June 2006 to May 2008. Mr. Bai received his bachelor’s degree in engineering automation from Beijing University of Aeronautics and Astronautics in July 2005. He attended the CEO course of Guanghua School of Management at Peking University between October 2008 and September 2009 and graduated from the EMBA program of China Europe International Business School in September 2012.

Kaifu Zhang has served as our independent director since October 2016. Dr. Zhang is the vice president of Global Digital Commerce at Alibaba Group where he joined in January 2017. Prior to that, he was an assistant professor and the Xerox Junior Chair at Carnegie Mellon University from 2014 to 2017. His research interests include the economics of multi-sided markets, business model design for on-line platforms, and the use of big data and machine learning in econometrics. He holds a Ph.D. in Management from INSEAD (France) in 2012 and a BE in Computer Science from Tsinghua University in July 2007.

Weiru Chen has served as our independent director since June 2015. Dr. Chen has served as an associate professor at China Europe International Business School (CEIBS) since July 2011, and in-between he served as a chief strategic officer of China Smart Logistic Network. Prior to joining CEIBS, he served as assistant professor of strategy at INSEAD Business School. Dr. Chen’s research is centered on firms’ technological search behaviors, strategic dynamics, and cross-border business model transfer. Dr. Chen has also served as an independent director of several public companies, including Dian Diagnostics Group (SHE: 300244) since August 2017, Country Garden Services Holdings Company Limited (SEHK: 6098) since February 2018, and Jack Sewing Machine Co., Ltd. (SSE: 603337) since April 2020. Dr. Chen received a Ph.D. in Management from Purdue University in December 2003.

Janet Yan Feng has served as our independent director since April 2022. Ms. Feng currently serves as the chief executive officer of Ctrip Finance and a senior vice president of TRIP.COM GROUP LIMITED (Nasdaq: TCOM; SEHK: 9961), where she joined in 2004 and has held a number of managerial positions related to finance. Prior to that, Ms. Feng served as a senior auditor at PricewaterhouseCoopers Zhong Tian LLP from 2000 to 2004. In addition, Ms. Feng currently serves as the vice chairman of Shanghai ShangCheng Consumer Finance Corporation Limited and a director of Mox Bank Limited. Ms. Feng received a bachelor’s degree in June 2000 and an MBA degree in March 2008 from Shanghai Jiao Tong University and is currently pursuing an EMBA degree at Tsinghua University PBC School of Finance.

Yachao Liu has served as our chief operating officer since June 2017. Dr. Liu also served as our director from October 2016 to January 2020. Prior to that, Dr. Liu had been our senior vice president from April 2011 to September 2016 and in charge of our Kaoyan business and certain new businesses from February 2015 to September 2016. Dr. Liu was in charge of our strategic investments from November 2014 to January 2015. From February 2013 to October 2014, Dr. Liu was in charge of our online course offerings. From May 2012 to January 2013, Dr. Liu was in charge of our enterprise planning division and information management center in addition to our online course offerings. From April 2011 to April 2012, Dr. Liu was in charge of our teaching and research division, teachers’ training school, information management center and network operation center. From January 2008 to April 2011, Dr. Liu was our vice president and was in charge of our online course offerings. From September 2005 to January 2008, Dr. Liu was director of our middle school division. Dr. Liu received his bachelor’s degree in Mechanics from Peking University in July 2003 and Ph.D. from the Institute of Mechanics of the Chinese Academy of Science in July 2008.

Alex Zhuangzhuang Peng has served as our president since January 2022 and our chief financial officer since November 2021. Dr. Peng joined us in March 2020 as our vice president of strategy, and has been responsible for designing overall corporate strategy and leading strategic planning process for our various business units. Prior to his role with us, Dr. Peng was the General Manager of Business Strategy in Microsoft’s Greater China Region from 2011 to 2020. Prior to that, Dr. Peng was a consultant and partner at the global management consulting firm McKinsey & Company in Beijing from 2001 to 2011. Dr. Peng received his bachelor’s degree in mathematics from Harvard University in June 1996 and his Ph.D. in mathematics from Princeton University in June 2001.

Mi Tian has served as our chief technology officer since May 2020. Before that, Mr. Tian had served as our vice chief technology officer since December 2019, and had been responsible for technical system management. Mr. Tian joined us in May 2019 and had been in charge of product technology for Xueersi Peiyou. Prior to his role with us, Mr. Tian served as a senior technology director for Alibaba from October 2016, the vice president of technology for AutoNavi from August 2014 to October 2016, and the general manager of AutoNavi’s big data department from August 2013 to August 2014. Mr. Tian received his bachelor’s degree in July 2003 and master’s degree in March 2006 from Beijing University of Aeronautics and Astronautics in computer science.

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

B.       Compensation

For the fiscal year ended February 28, 2023, the aggregate cash compensation we paid to our executive officers and directors as a group was approximately $2.2 million. We do not pay our independent directors in cash for their services on our board. For the fiscal year ended February 28, 2023, we granted 30,000 non-vested restricted Class A common shares and 443,370 share options to purchase 443,370 Class A common shares to our executive officers and non-executive directors. For the fiscal year ended February 28, 2023, we recognized total share-based compensation expense of $10.6 million for our executive officers and non-executive directors. See “—Share Incentive Plans.”

Share Incentive Plans

2010 Share Incentive Plan

In June 2010, we adopted our 2010 Share Incentive Plan, or the 2010 Plan, in order to attract and retain the qualified personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The plan permits the grant of options to purchase our Class A common shares, restricted shares, restricted share units, share appreciation rights, dividend equivalent rights and other instruments as deemed appropriate by the administrator under the plan. In August 2013, we amended and restated the 2010 Plan, pursuant to which the maximum aggregate number of Class A common shares that may be issued pursuant to all awards under our share incentive plan is equal to five percent (5%) of the total issued and outstanding shares as of the date when the amended and restated 2010 Plan became effective; provided that, the shares reserved shall be increased automatically if and whenever the unissued shares reserved accounts for less than one percent (1%) of the total then issued and outstanding shares, as a result of which increase the shares unissued and reserved in the Award Pool immediately after each such increase shall equal to five percent (5%) of the then issued and outstanding shares. The 2010 Plan ceased to be used for grants of future awards upon the effectiveness of the 2020 Plan (as defined below).

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

As of April 30, 2023, 7,243,749 non-vested restricted Class A common shares and 1,014,469 share options to purchase 1,014,469 Class A common shares under the 2010 Plan and the 2020 Plan previously granted to our employees and directors are outstanding. The following table summarizes, as of April 30, 2023, the share options and non-vested restricted shares granted and outstanding under our share incentive plan to our directors and executive officers and to other individuals as a group.

	Number of Class A
	Common Shares
	Underlying Share		Exercise
	Options and Class A		Price ($per
Name	Restricted Shares		share)	Date of Grant	Date of Expiration
Yunfeng Bai	*	(1)	—	October 25, 2013 / March 1, 2014/ October 11, 2018	13 years from the date of the grant
Kaifu Zhang	*	(1)	—	October 26, 2021	10 years from the date of the grant
Weiru Chen	*	(1)	—	October 26, 2021	10 years from the date of the grant
Janet Yan Feng	*	(1)	—	July 26, 2022	10 years from the date of the grant
Yachao Liu	*	(1)	—	October 25, 2013 / March 1, 2014/ October 11, 2018	13 years from the date of the grant
Alex Zhuangzhuang Peng	*	(1)	—	April 26, 2020 / April 26, 2021 / December 15, 2021	10 years from the date of the grant
	*	(2)	$0.03	April 26, 2022	10 years from the date of the grant
Mi Tian	*	(1)	—	July 26, 2019 / September 30, 2020/ April 26, 2021/October 26, 2021	10 years from the date of the grant
	*	(2)	from $0.03 to $3.00	July 26, 2019 / September 30, 2020 / April 26, 2022	10 years from the date of the grant
Other individuals as a group	6,715,887	(1)	—	—	10 or 13 years from the date of the grant
	507,099	(2)	from $0.03 to $109.98	—	10 or 12 years from the date of the grant

Notes:

*Less than 1% of the outstanding common shares.

(1)Non-vested restricted shares.
(2)	Share options.

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

Terms of Directors and Executive Officers

Our executive officers are elected by and serve at the discretion of our board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution passed at a shareholder meeting, or in the absence of a shareholder meeting by a unanimous written resolution of our shareholders. In addition, the office of a director will be vacated if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to our company; or (iv) without special leave of absence from our board, is absent from three consecutive meetings of our board, and our board resolves that his office be vacated.

Committees of the Board of Directors

Our board of directors has three committees, namely the audit committee, the compensation committee and the nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Ms. Janet Yan Feng, Dr. Weiru Chen and Dr. Kaifu Zhang. Ms. Feng, Dr. Chen and Dr. Zhang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. Ms. Feng is the chair of our audit committee. Our board of directors has determined that Ms. Feng is an audit committee financial expert as defined in the instructions to Item 16A of Form 20-F. Each of Dr. Chen and Dr. Zhang are financially literate. The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the independent auditor’s qualifications and independence and (iv) the performance of our internal audit function and independent auditor. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Dr. Weiru Chen, Dr. Kaifu Zhang and Ms. Janet Yan Feng. Dr. Chen, Dr. Zhang and Ms. Feng satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Dr. Chen is the chair of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors; and
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Dr. Kaifu Zhang, Dr. Weiru Chen and Ms. Janet Yan Feng. Dr. Zhang, Dr. Chen and Ms. Feng satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Dr. Zhang is the chair of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D.       Employees

We had approximately 70,900, 16,200 and 11,700 full-time employees as of February 28, 2021, 2022 and 2023, respectively. Of our total number of full-time employees as of February 28, 2023, approximately 5,400 were located in Beijing, and 6,300 in other places of China and outside of China.

In addition to full-time employees, from time to time, we also employ contract teachers, contract labor and engage independent consultants to support our teaching, curriculum and course material development and other activities. As of February 28, 2023, we had approximately 1,400 contract teachers. We remunerate our employees with basic salaries as well as performance-based bonuses. None of our employees are represented by collective bargaining arrangements. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

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

We enter into labor contracts with our full-time employees.

E.       Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares (including shares represented by our ADSs), as of April 30, 2023, by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our common shares.

	Shares Beneficially Owned
			% of Voting
	Number(1)	%(2)	Power(3)
Directors and Executive Officers:
Bangxin Zhang(4)	56,788,704	26.7%	72.1%
Yunfeng Bai	*	*	*
Kaifu Zhang	*	*	*
Weiru Chen	*	*	*
Janet Yan Feng	*	*	*
Yachao Liu(5)	8,835,621	4.2%	5.4%
Alex Zhuangzhuang Peng	*	*	*
Mi Tian	*	*	*
All directors and executive officers as a group	67,978,930	31.9%	77.9%
Principal Shareholders:
Bright Unison Limited(6)	47,991,204	22.5%	58.7%

*     Less than 1% of our total outstanding shares or voting power.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, restricted shares or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.
(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (1) 212,827,567, being the number of common shares issued and outstanding as of April 30, 2023, and (2) the number of shares such person or group has the right to acquire or receive within 60 days after April 30, 2023.
(3)	Percentage of total voting power represents voting power with respect to all of our Class A and Class B common shares, as a single class. As of April 30, 2023, our issued and outstanding share capital consisted of 163,673,963 Class A common shares and 49,153,604 Class B common shares. Each holder of our Class B common shares is entitled to ten votes per Class B common share and each holder of Class A common shares is entitled to one vote per Class A common share held by our shareholders on all matters submitted to them for a vote. Our Class A common shares and Class B common shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B common shares are convertible at any time by the holder into Class A common shares on a 1:1 basis.

(4)	Consists of (i) 10,572,600 Class A common shares and 37,418,604 Class B common shares held by Bright Unison Limited, a British Virgin Islands company, and (ii) 8,797,500 Class B common shares held by FAITH FIT LIMITED, a British Virgin Islands company. Bangxin Zhang has the power to direct the retention or disposal of, and the exercise of any voting rights attached to, the foregoing shares through a trust structure. For more details, see Schedule 13G/A filed by the relevant reporting persons on February 4, 2022. Bangxin Zhang’s business address is 5/F, Tower B, Heying Center, Xiaoying West Street, Haidian District, Beijing 100085, People’s Republic of China.
(5)	Consists of (i) 2,937,500 Class A common shares and 2,937,500 Class B common shares held by Perfect Wisdom International Limited, a British Virgin Islands company, (ii) 2,937,500 Class A common shares held by COMPLETE HONOUR GLOBAL LIMITED, a British Virgin Islands company, and (iii) 23,121 Class A common shares in the form of ADS. Yachao Liu has the power to direct the retention or disposal of, and the exercise of any voting rights attached to, the foregoing shares through a trust structure. Yachao Liu’s business address is 5/F, Tower B, Heying Center, Xiaoying West Street, Haidian District, Beijing 100085, People’s Republic of China.
(6)	Bright Unison Limited is a company incorporated in the British Virgin Islands. Bangxin Zhang is the sole director of Bright Unison Limited. Its registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

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

To our knowledge, as of April 30, 2023, 145,191,407 of our issued and outstanding Class A common shares were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A common shares in the United States.

For the restricted Class A common shares granted to our directors, executive officers, employees and consultants, please refer to “—B. Compensation—Share Incentive Plan.”

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.       Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.  Major Shareholders and Related Party Transactions

A.       Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.       Related Party Transactions

Transactions with Related Investees

We have amounts due from related parties representing loans and prepayments to certain investees for service fees. As of February 28, 2022, we had $1.0 million current and non-current amounts due from related parties. As of February 28, 2023, we had $0.4 million current amounts due from related parties. For the fiscal years ended February 28, 2021, 2022 and 2023, respectively, we recorded $16.1 million, $2.1 million and $0.3 million impairment loss on the amounts due from related parties.

We have amounts due to related parties primarily related to service fees payable to related parties. As of February 28, 2022 and 2023, respectively, we had $0.2 million and $0.1 million current amounts due to related parties.

We incur services fees in connection with services provided by certain investees to us. For the years ended February 28, 2021, 2022 and 2023, respectively, we incurred services fees to related parties of $3.7 million, $2.9 million and $0.3 million.

We generate other revenue from related parties in connection with services provided by us. For the years ended February 28, 2021, 2022 and 2023, respectively, we generated other revenue from related parties of $1.7 million, $1.3 million and $0.3 million.

We purchase equipment from related parties used in our learning programs. For the years ended February 28, 2021, 2022 and 2023, respectively, we purchased equipment in an amount of $0.8 million, $0.6 million and nil.

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

Litigation

On February 4, 2022, a complaint, or the Initial Complaint, was filed in the U.S. District Court for the Southern District of New York against our company and certain of our current and former executives, advancing claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, 15 U.S.C. §§ 78(b) and 78t(a), and Rule 10b-5 promulgated thereunder, 17 C.F.R. § 240.10b-5 (2013). The case is captioned Ruoshui Sun v. TAL Education Group, et al., Civil Action No. 1:22-cv-01015. The plaintiff seeks to represent all purchasers of our company’s ADSs between April 26, 2018 and July 22, 2021. On April 7, 2022, the Court endorsed an application our company filed to stay its obligation to respond to the Initial Complaint until after the Court appoints a lead plaintiff. On October 12, 2022, the Court appointed two co-lead plaintiffs. On October 19, 2022, the co-lead plaintiffs filed an amended complaint. On February 10, 2023, our company filed a motion to dismiss the amended complaint. On March 27, 2023, the lead plaintiff filed an opposition to our company’s motion to dismiss. On April 26, 2023, our company filed a reply to the lead plaintiff’s opposition. The Court has not yet ruled on the motion to dismiss.

Furthermore, on March 29, 2023, a complaint was filed in the U.S. District Court for the District of New Jersey against our company and our chief executive officer, advancing claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, 15 U.S.C. §§ 78(b) and 78t(a), and Rule 10b-5 promulgated thereunder, 17 C.F.R. § 240.10b-5 (2013). The plaintiff seeks to represent all purchasers of our company’s ADSs between June 14, 2022 and March 14, 2023. These actions are in their preliminary stages. We are defending against these actions vigorously.

For risks and uncertainties relating to the pending case against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have been and may again be subject to legal proceedings, claims and investigations and could be adversely impacted by unfavorable results of legal proceedings and investigations.”

Internal Review and SEC Proceeding

Muddy Waters Capital LLC, an entity unrelated to us, issued a series of reports containing various allegations about us in June and July 2018. In response, the audit committee of our board of directors directed our internal audit team to conduct an internal review of such allegations. Our internal audit team’s review completed in 2018 uncovered no evidence which would support these allegations prior to the filing of our annual report in 2019. To assist us in responding to the requests from the SEC’s Division of Enforcement, we authorized external professional advisers to conduct an internal review of certain allegations in the Muddy Waters reports; this internal review within the agreed scope at that time was substantially completed in June 2020 uncovering no evidence which would support the allegations.

As we previously announced on April 7, 2020, during our routine internal auditing process, we discovered certain employee misconduct in relation to the “Light Class” business and upon such discovery, we immediately reported to the local police which resulted in a number of employees being taken into custody by the local police. In response, the audit committee of our board of directors directed external professional advisers to conduct an internal review. Based on the agreed scope at that time and procedures performed, the internal review did not uncover material findings that we believed would have a material adverse financial impact on our results of operations for the fiscal year 2020, except for the issues related to the “Light Class” business. The issues related to the “Light Class” business that we discovered and announced in April 2020 resulted in the reversal of our net revenues and net income attributable to our company for the first nine months of fiscal year 2020 in the aggregate amount of US$86.1 million and US$26.6 million, respectively; after the above reversal, revenue from the “Light Class” business for our fiscal year 2020 was less than 1% of our total revenues for the year.

The SEC’s Division of Enforcement has sought the production of certain documents and information related to the transactions identified in the Muddy Waters reports, the issues regarding the “Light Class” business, and the subsequent internal reviews and other related information. We are cooperating with the SEC. We cannot predict the timing, outcome or consequences of the SEC investigations.

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

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our PRC subsidiaries for our cash needs. To pay dividends to us, our PRC subsidiaries shall comply with the current PRC laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could limit our ability to pay dividends to holders of our ADSs and common shares.”

B.       Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included elsewhere in this annual report.

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

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands or at such other place within the Cayman Islands as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act, or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Composition of Board of Directors.”

Common Shares

General. Our common shares are divided into Class A common shares and Class B common shares. Holders of our Class A common shares and Class B common shares have the same rights except for voting and conversion rights. Our authorized share capital is $2,000,000 divided into 500,000,000 Class A common shares, with a par value of $0.001 each, 500,000,000 Class B common shares of $0.001 each and 1,000,000,000 shares with a par value of $0.001 each of such class or classes (howsoever designated) as our board of directors may determine in accordance with our articles of association. Certificates representing the common shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

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

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes, the rights attached to any such class may, subject to the rights and restrictions for the time being attached to any class, only be materially adversely varied or abrogated either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied or abrogated by the creation, allotment or issue of further shares ranking in priority to or pari passu with or in priority or subsequent to such previously existing shares, or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied or abrogated by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

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

PRC Taxation

Enterprise Income Tax

Under the EIT Law, an enterprise established outside of China with “de facto management body” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a PRC enterprise for enterprise income tax purposes, although the dividends paid to one resident enterprise from another may qualify as “tax-exempt income.” The implementation rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. The SAT has issued circular to provide that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management body” located within China if all of the following conditions are satisfied: (i) the senior management and core management departments in charge of its daily operations function are mainly in China; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in China; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in China; and (iv) at least half of the enterprise’s directors with voting right or senior management reside in China.

In addition, the SAT issued a bulletin to provide more guidance on the implementation of the above circular. The bulletin clarified certain matters relating to resident status determination, post-determination administration and competent tax authorities. It also specifies that, when provided with a copy of a PRC tax resident determination certificate from a resident PRC-controlled offshore incorporated enterprise, the payer shall not be required to withhold 10% income tax when paying the PRC-sourced dividends, interests and royalties to the PRC-controlled offshore incorporated enterprise. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and the how administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals.

Furthermore, the SAT issued the Bulletin on Issues Concerning the Determination of Resident Enterprises on the Basis of their Actual Management Bodies in January 2014, to provide more guidance on the implementation of the above circular. This bulletin further provides that, among other things, an entity that is classified as a “resident enterprise” in accordance with the circular shall file an application for classifying its status as a resident enterprise with the local tax authorities where its main domestic investors registered. From the year in which the entity is determined as a “resident enterprise,” any dividend, profit and other equity investment gain shall be taxed in accordance with the Article 26 of the EIT law and the Article 17 and Article 83 of its implementation rules.

We do not believe that any of our offshore holding companies meets all of the conditions above. In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever having been deemed to be PRC “resident enterprises” by PRC tax authorities. Therefore, we believe that none of our offshore holding companies should be treated as a “resident enterprise” for PRC tax purposes. However, as the tax resident status of an enterprise is subject to determination by PRC tax authorities, there are uncertainties and risks associated with this issue. If PRC tax authorities determine that any of our offshore holding companies are “resident enterprises,” a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income. Second, although under the EIT Law and its implementation rules, dividend income between qualified resident enterprises is a “tax-exempt income,” we cannot guarantee that dividends paid to TAL Education Group from our PRC subsidiaries through our Hong Kong subsidiaries would qualify as “tax-exempt income” and will not be subject to withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as “resident enterprises” for PRC enterprise income tax purposes. Finally, the “resident enterprise” classification could result in a 10% withholding tax being imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs, if such income is considered PRC-sourced income by the relevant PRC authorities. This could have the effect of increasing our and our shareholders’ effective income tax rates and may require us to deduct withholding tax from any dividends we pay to our non-PRC shareholders.

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

Circular on Strengthening the Administration of Enterprise Income Tax for Share Transfer by Non-PRC Resident Enterprises

In February 2015, the SAT issued SAT Bulletin 7. Pursuant to SAT Bulletin 7, where a non-resident enterprise indirectly transfers properties such as equity interests in PRC resident enterprises without any reasonable commercial purposes and aiming to avoid the payment of enterprise income tax, such indirect transfer must be reclassified as a direct transfer of equity interests in PRC resident enterprises. To assess whether an indirect transfer of PRC taxable properties has reasonable commercial purposes, all arrangements related to the indirect transfer and factors set forth in SAT Bulletin 7 must be comprehensively analyzed in light of the actual circumstances.

On October 17, 2017, the SAT issued SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practices and procedures for withholding non-resident enterprise income taxes.

In certain cases regarding the application of SAT Bulletin 7 and Bulletin 37, intermediary holding companies were looked through by PRC tax authorities, and consequently the non-PRC resident investors were deemed to have transferred equity interests in the PRC subsidiaries and PRC corporate taxes were assessed accordingly. We or our non-PRC resident investors may be at risk of being taxed under, or being required to dedicate resources to comply with, SAT Bulletin 7 and Bulletin 37, or to establish that we or our non-PRC resident investors should not be taxed under such bulletins, which may have a material adverse effect on our financial condition and results of operations, or on such non-PRC resident investors’ investment in us.

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

As discussed below under “PFIC Considerations and Rules,” we believe that we were a PFIC, for United States federal income tax purposes for the taxable year ended February 28, 2023, that we may be classified as a PFIC for the current taxable year, and that we may be a PFIC in future taxable years. Accordingly, U.S. Holders are urged to review the discussion below under “PFIC Considerations and Rules,” and to consult their tax advisors regarding the tax consequences to them if we are or become classified as a PFIC in our current or future taxable years. As we believe we were a PFIC for our taxable year ended February 28, 2023, it is expected that any U.S. Holder which held our ADSs or common shares during such taxable year will be subject to the rules discussed below under “PFIC Considerations and Rules.”

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

PFIC Considerations and Rules

Based on our financial statements and the composition of our income and assets, the valuation of our assets, and the market price of our ADSs, we believe that we were a PFIC for the taxable year ended February 28, 2023, and that we may be classified as a PFIC for the current or future taxable years.

A non-U.S. corporation, such as our company, will be classified as a PFIC for any taxable year, if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rent, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account for determining the value of its assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Although the law in this regard is unclear, we treat the VIEs and the VIE Subsidiaries as being owned by us for U.S. federal income tax purposes, not only because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIEs and the VIE Subsidiaries, as applicable, for U.S. federal income tax purposes, we would be more likely to be treated as a PFIC for our current and any subsequent taxable year.

Based on our financials statement and the composition of our income and assets, the valuation of our assets, and the market price of our ADSs (and despite our assumption that we are the owner of the VIEs and the VIE Subsidiaries for U.S. federal income tax purposes), we believe that we were a PFIC for the taxable year ended February 28, 2023, and we may be classified as a PFIC for the current or future taxable years. The determination of whether we were, are, or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be more likely to be treated as a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile).

Furthermore, the determination of whether we are or will become a PFIC may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash or other passive assets for active purposes, our risk of becoming classified as a PFIC may substantially increase for the current and any subsequent taxable year. If we are classified as a PFIC for any year (which is expected to be the case for the taxable year ended February 28, 2023) during which a U.S. Holder holds our ADSs or common shares, we would generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or common shares unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or common shares.

If we are classified as a PFIC for any taxable year (which is expected to be the case for the taxable year ended February 28, 2023) during which a U.S. Holder holds our ADSs or common shares, unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or common shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or common shares. Under the PFIC rules:

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

If we are a PFIC for any taxable year (which is expected to be the case for the taxable year ended February 28, 2023) during which a U.S. Holder holds our ADSs or common shares and any of our non-U.S. subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the rules described above. Each U.S. Holder is urged to consult its tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

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

If a U.S. Holder owns our ADSs or common shares during any taxable year that we are a PFIC (which is expected to be the case for the taxable year ended February 28, 2023), the holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury. In the case of a U.S. Holder who has held ADSs or common shares during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs or common shares (or any portion thereof) and has not previously determined to make a mark-to-market election, and who later considers making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs or common shares. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of holding and disposing ADSs or common shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election and the unavailability of the qualified electing fund election. As noted above, we believe we were a PFIC for our taxable year ended February 28, 2023, and accordingly, it is expected that any U.S. Holder which held our ADSs or common shares during such taxable year will be subject to the rules discussed above.

Dividends

Subject to the discussion above under “—PFIC Considerations and Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or common shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of common shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a reduced U.S. federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met.

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are listed on the New York Stock Exchange, which is an established securities market in the United States, and qualify as readily tradable. Thus, if we are not classified as a PFIC, we believe that we will be treated as a qualified foreign corporation with respect to dividends we pay on our ADSs, but there can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Since we do not expect that our common shares will be listed on established securities markets, it is unclear whether dividends that we pay on our common shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. However, in the event that we are deemed to be a resident enterprise under the EIT Law, as discussed above under “—PRC Taxation,” we may be eligible for the benefits of the U.S.—PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and be treated as a qualified foreign corporation (assuming that we are not classified as a PFIC) with respect to dividends paid on our ADSs or common shares. However, as discussed above under “—PFIC Considerations and Rules,” we believe that we were a PFIC for the taxable year ended February 28, 2023 (and that we may be a PFIC in our current or future taxable years), and accordingly, if you are a non-corporate U.S. Holder, you should not assume that any dividends will be taxed at a preferential rate. Dividends received on our ADSs or common shares will not be eligible for the dividends-received deduction allowed to corporations under the Code. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances.

Dividends generally will be treated as income from foreign sources for U.S. foreign tax credit purposes and generally will constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on our ADSs or common shares. See “—PRC Taxation.” Subject to certain conditions and limitations (including a minimum holding period requirement), the U.S. Holder may be eligible to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or common shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld is permitted instead to claim a deduction, for U.S. federal income tax purposes, in respect to such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the taxpayer’s individual facts and circumstances. Each U.S. Holder is urged to consult its tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Common Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or common shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or common shares. Subject to the discussion above under “—PFIC Considerations and Rules,” any capital gain or loss will generally be long-term if the ADSs or common shares have been held for more than one year and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes. Net long-term capital gains of non-corporate U.S. Holders currently are eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. In the event that we are deemed to be a “resident enterprise” under the EIT Law and gain from the disposition of the ADSs or common shares is subject to tax in China, such gain may be treated as PRC-source gain for foreign tax credit purposes under the U.S.-PRC income tax treaty. Pursuant to recently issued Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the U.S.-PRC income tax treaty or does not elect to apply the U.S.-PRC income tax treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A common shares. Each U.S. Holder is urged to consult its tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or common shares, including the availability of the foreign tax credit or deduction under their particular circumstances, their eligibility for benefits under the U.S.-PRC income tax treaty and the potential impact of the recently issued Treasury Regulations.

Information Reporting and Backup Withholding

In general, information reporting will apply to distributions in respect of our ADSs or common shares and the proceeds from the sale, exchange or other disposition of our ADSs or common shares that are paid to a U.S. Holder within the United States (and in certain cases, outside the United States), unless such U.S. Holder establishes that it is an exempt recipient. A backup withholding tax may apply to such payments if such U.S. Holder fails to provide a taxpayer identification number and a certification of exempt status or (in the case of dividend payments) if such U.S. Holder fails to certify that it is not subject to backup withholding or fails to report in full dividend and interest income.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. Holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.

Certain U.S. Holders are required to report information relating to our ADSs or common shares, subject to certain exceptions (including an exception for ADSs or common shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold the ADSs or common shares. Each U.S. Holder is urged to consult its tax advisors regarding information reporting requirements relating to its ownership of our ADSs or common shares under their particular circumstances.

F.       Dividends and Paying Agents

Not applicable.

G.       Statement by Experts

Not applicable.

H.       Documents on Display

We previously filed with the SEC, a registration statement on Form F-1 under the Securities Act with respect to our initial public offering of our Class A common shares represented by ADSs.

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

As of February 28, 2023, we had no short-term or long-term borrowings associated with floating rate.

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

Moreover, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert Renminbi into U.S. dollars, depreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Assuming we had converted the U.S. dollar-denominated cash and cash equivalent, restricted cash and short investments balance of $2,022.9 million as of February 28, 2023 into RMB at the exchange rate of $1.00 for RMB6.9325 as of February 28, 2023, this cash balance would have been RMB14,023.5 million. Assuming a 1.0% appreciation of the Renminbi against the U.S. dollar, this cash balance would have decreased to RMB13,883.3 million as of February 28, 2023.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to contribute us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will contribute us, and the amount of contribution available to us is not entirely related to the amounts of fees the depositary collects from investors. For the fiscal year ended February 28, 2023, we have received $4.2 million after tax contribution from the depositary, which was paid to us for expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.     Controls and Procedures

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon this evaluation, our management has concluded that, as of February 28, 2023, our existing disclosure controls and procedures were effective.

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

Our management has concluded that our internal control over financial reporting was effective as of February 28, 2023. However, we cannot assure you that we will not identify any additional material weaknesses or significant deficiencies in the future. For risks and uncertainties related to our internal control, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Failure to maintain effective internal control over financial reporting could cause us to inaccurately report our financial result or fail to prevent fraud and have a material adverse effect on our business, results of operations and the trading price of our ADSs.”

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF TAL EDUCATION GROUP

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of TAL Education Group and its subsidiaries (the “Company”), as of February 28, 2023, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 28, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended February 28, 2023, of the Company and our report dated May 31, 2023, expressed an unqualified opinion on those financial statements.

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
Shanghai, the People’s Republic of China
May 31, 2023

Changes in Internal Control Over Financial Reporting

Except as disclosed under this Item, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 16. [Reserved]

Item 16A Audit Committee Financial Expert

Our board of directors has determined that Ms. Janet Yan Feng, an independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act) qualifies as an “audit committee financial expert.”

Item 16B Code of Ethics

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

Item 16C Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP (PCAOB ID No. 1113), our principal external auditors, for the periods indicated.

	For the Year Ended February 28,
	2022	2023

	(in thousands of $)
Audit fees(1)	2,400	2,210
Audit-related fees(2)	—	1,588
Tax fees(3)	473	433
(1)	“Audit fees” means the aggregate fees in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.
(2)	“Audit-related fees” represents the aggregate fees billed for professional services rendered by our principal accounting firm for the assurance and related services.
(3)	“Tax fees” represents the aggregate fees for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

All audit and non-audit services provided by our independent auditors must be pre-approved by our audit committee.

Item 16D Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On April 19, 2021, our board of directors authorized a share repurchase plan under which we may repurchase up to $1.0 billion of our common shares over the next 12 months. The share repurchase program was publicly announced on April 22, 2021, and was extended by 12 months in April 2022. In April 2023, we announced our board of directors’ authorization to extend the share repurchase plan by another 12 months through April 30, 2024.

The table below is a summary of the shares repurchased by us in the open market in fiscal year ended February 28, 2023.

				Approximate U.S.
			Total Number of	Dollar Value of
			ADSs Purchased as	ADSs that May Yet
	Total Number of	Average Price Paid	Part of Publicly	Be Purchased
Period	ADSs Purchased	Per ADS(1)	Announced Plan	Under the Plan
May 2022	13,492,942	$3.69	13,492,942	753,929,431
June 2022	480,737	$3.98	480,737	752,015,893
July 2022	665,141	$3.97	665,141	749,372,001
October 2022	3,239,198	$3.71	3,239,198	737,355,538
Total	17,878,018	$3.71	17,878,018	—
(1)	Effective on August 16, 2017, we adjusted the ratio of our ADSs to Class A common shares from one ADS representing two Class A common shares to three ADSs representing one Class A common share. The price shown here reflected the ratio at the time when repurchase took place.

Item 16F Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G Corporate Governance

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

Item 16H Mine Safety Disclosure

Not applicable.

Item 16I Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

In July 2022, we were conclusively listed by the SEC as an SEC-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended February 28, 2022. Our auditor, a registered public accounting firm that the PCAOB was unable to inspect or investigate completely in 2021, issued the audit report for us for the fiscal year ended February 28, 2022. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed the mainland of China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as an SEC-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

As of the date of this annual report and to the best of our knowledge:

i.No governmental entities in the PRC or the Cayman Islands owns any shares of our company or any of our operating entities;

ii.No governmental entities in the PRC (i.e., the applicable foreign jurisdiction with respect to Deloitte Touche Tohmatsu Certified Public Accountants LLP) has a controlling financial interest in our company or any of our operating entities;

iii.None of the members of the board of directors of our company or our operating entities is an official of the Chinese Communist Party; and

iv.None of the currently effective memorandum and articles of association (or equivalent organizing document) of our company or any of our operating entities contains any charter of the Chinese Communist Party.

Item 16J Insider Trading Policies

Not applicable.

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The audited consolidated financial statements of TAL Education Group and its subsidiaries and VIEs and VIE Subsidiaries are included at the end of this annual report.

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
4.22

English translation of the Contract for Assignment of State-Owned Construction Land Use Right dated December 10, 2018, by the affiliate of the Registrant and the assignor named therein, and the Supplement Agreement to Land Assignment between the same parties (incorporated by reference to Exhibit 4.32 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 28, 2019 (file No. 001-34900) filed with the Securities and Exchange Commission on May 16, 2019)

4.23

English translation of the Land Development and Construction Compensation Agreement dated November 26, 2018 (incorporated by reference to Exhibit 4.33 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 28, 2019 (file No. 001-34900) filed with the Securities and Exchange Commission on May 16, 2019)

4.24	English translation of the Fixed Asset Syndicated Loan Contract dated December 19, 2019 (incorporated herein by reference to Exhibit 4.34 to the Form 20-F filed on June 30, 2020 (File No. 001-34900))

4.25

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

4.27	2020 Share Incentive Plan (incorporated herein by reference to Exhibit 4.37 to the Form 20-F filed on June 30, 2020 (File No. 001-34900))

8.1*	List of Subsidiaries and Variable Interest Entities

11.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 11.1 to the Form 20-F filed on May 7, 2021 (File No. 001-34900))

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Tian Yuan Law Firm

15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.3*	Consent of Maples and Calder (Hong Kong) LLP

15.4**	Certification by the Chief Executive Officer Pursuant to Item 16I(a) of Form 20-F

101.INS*	Inline XBRL Instance Document- The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

Exhibit Number	Description of Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*     Filed herewith

**   Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TAL EDUCATION GROUP

By:	/s/ Bangxin Zhang
Name: Bangxin Zhang
Title: Chairman and Chief Executive Officer

Date: May 31, 2023

TAL EDUCATION GROUP

Consolidated Financial Statements and Report
of Independent Registered Public Accounting Firm
For the years ended February 28, 2021,2022 and 2023

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED FEBRUARY 28, 2021, 2022 AND 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF TAL EDUCATION GROUP

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TAL Education Group and its subsidiaries (the “Company”) as of February 28, 2023 and 2022, the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended February 28, 2023 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of February 28, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended February 28, 2023 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of February 28, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 31, 2023, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of this critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

TAL EDUCATION GROUP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF TAL EDUCATION GROUP

Critical Audit Matters - continued

Investments - Fair Value of Level 3 Available-for-sale Investments - Refer to Note 12 to the financial statements

Critical Audit Matter Description

As of February 28, 2023, the carrying value of the Company’s financial instruments measured at fair value that are classified as Level 3 amounted to $106.7 million, including investments accounted for as available-for-sale investments of $106.4 million. The available-for-sale investments classified within Level 3 are valued using the income approach or the binomial option model, where appropriate.

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

Shanghai, the People’s Republic of China

May 31, 2023

We have served as the Company’s auditor since 2008.

TAL EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

	As of	As of
	February 28,	February 28,
	2022	2023

ASSETS

Current assets
Cash and cash equivalents	$1,638,189	$2,021,927
Restricted cash-current	755,646	126,891
Short-term investments	1,070,535	1,149,607
Inventory	21,830	39,002
Amounts due from related parties-current	919	423
Income tax receivables	19,504	5,071
Prepaid expenses and other current assets	122,753	125,486

Total current assets	3,629,376	3,468,407

Restricted cash-non-current	287,951	146,089
Property and equipment, net	281,226	288,877
Deferred tax assets	6,747	5,973
Rental deposits	10,770	12,734
Intangible assets, net	1,696	485
Land use rights, net	217,708	193,878
Long-term investments	414,487	453,375
Amounts due from related parties-non-current	77	—
Long-term prepayments and other non-current assets	5,418	5,534
Operating lease right-of-use assets	227,072	149,002

Total assets	$5,082,528	$4,724,354

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of $84,188 and $53,194 as of February 28, 2022 and 2023, respectively)	$89,838	$59,991
Deferred revenue-current (including deferred revenue-current of the consolidated VIEs without recourse to TAL Education Group of $182,337 and $213,239 as of February 28, 2022 and 2023, respectively)	187,718	234,889
Amounts due to related parties-current (including amounts due to related parties-current of the consolidated VIEs without recourse to TAL Education Group of $173 and $98 as of February 28, 2022 and 2023, respectively)	205	100
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to TAL Education Group of $445,082 and $360,500 as of February 28, 2022 and 2023, respectively)	558,718	446,711

TAL EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

	As of	As of
	February 28,	February 28,
	2022	2023
Operating lease liabilities, current portion (including operating lease liabilities, current portion of the consolidated VIEs without recourse to TAL Education Group of $53,608 and $36,062 as of February 28, 2022 and 2023, respectively)	66,105	42,174

Total current liabilities	902,584	783,865

Deferred revenue-non-current (including deferred revenue-non-current of the consolidated VIEs without recourse to TAL Education Group of $14 and $887 as of February 28, 2022 and 2023, respectively)	14	2,465
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to TAL Education Group of $992 and $1,500 as of February 28, 2022 and 2023, respectively)	1,680	1,563
Operating lease liabilities, non-current portion (including operating lease liabilities, non-current portion of the consolidated VIEs without recourse to TAL Education Group of $163,163 and $110,420 as of February 28, 2022 and 2023, respectively)	175,988	115,548

Total liabilities	1,080,266	903,441

Commitments and contingencies (Note 18)

Equity
Class A common shares ($0.001 par value; 500,000,000 shares authorized, 166,786,023 and 169,122,124 shares issued as of February 28, 2022 and 2023, respectively, 166,786,023 and 163,162,785 shares outstanding as of February 28, 2022 and 2023, respectively)	167	169
Class B common shares ($0.001 par value; 500,000,000 shares authorized, 49,153,604 shares and 49,153,604 shares issued and outstanding as of February 28, 2022 and 2023, respectively)	49	49
Treasury stock	—	(6)
Additional paid-in capital	4,358,265	4,400,656
Statutory reserve	154,362	160,353
Accumulated deficit	(544,309)	(685,912)
Accumulated other comprehensive income/ (loss)	61,617	(30,666)

Total TAL Education Group shareholders’ equity	4,030,151	3,844,643

Noncontrolling interests	(27,889)	(23,730)

Total equity	4,002,262	3,820,913

Total liabilities and equity	$5,082,528	$4,724,354

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 28,
	2021	2022	2023

Net revenues	$4,495,755	$4,390,907	$1,019,772
Cost of revenues	(2,048,561)	(2,203,336)	(436,358)

Gross profit	2,447,194	2,187,571	583,414

Operating expenses
Selling and marketing	(1,680,050)	(1,118,141)	(283,036)
General and administrative	(1,117,324)	(1,199,708)	(413,791)
Impairment loss on intangible assets and goodwill	(107,535)	(505,050)	—

Total operating expenses	(2,904,909)	(2,822,899)	(696,827)

Government subsidies	19,491	20,812	22,683

Loss from operations	(438,224)	(614,516)	(90,730)

Interest income	114,232	103,179	61,564
Interest expense	(16,946)	(7,871)	—
Other income / (expense)	141,844	16,950	(82,416)
(Loss)/gain from disposal of a subsidiary	(966)	—	9,550
Impairment loss on long-term investments	(24,563)	(275,872)	(7,687)

Loss before provision for income tax and income/ (loss) from equity method investments	(224,623)	(778,130)	(109,719)

Income tax benefit / (expense)	69,897	(396,992)	(20,011)
Income / (loss) from equity method investments	11,676	10,787	(2,248)

Net loss	(143,050)	(1,164,335)	(131,978)

Add: Net loss / (income) attributable to noncontrolling interests shareholders	27,060	28,220	(3,634)

Net loss attributable to TAL Education Group’s shareholders	$(115,990)	$(1,136,115)	$(135,612)

Net loss per common share
Basic	$(0.57)	$(5.29)	$(0.64)
Diluted	$(0.57)	$(5.29)	$(0.64)

Weighted average shares used in calculating net loss per common share
Basic	203,603,391	214,825,470	212,575,277
Diluted	203,603,391	214,825,470	212,575,277

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 28
	2021	2022	2023

Net loss	$(143,050)	$(1,164,335)	$(131,978)
Other comprehensive income / (loss)
Foreign currency translation adjustment	99,329	25,232	(87,943)
Unrealized gain/ (loss) on available-for-sale investments:
Net unrealized gain / (loss) on available-for-sale investments, net of tax effect of tax expense /(tax benefit) of $944, $(2,245) and $229 for the years ended February 28, 2021, 2022 and 2023, respectively	17,169	(50,557)	(1,591)

Other comprehensive income/ (loss)	116,498	(25,325)	(89,534)

Comprehensive loss	(26,552)	(1,189,660)	(221,512)
Add: Comprehensive loss / (income) attributable to noncontrolling interests shareholders	25,796	28,841	(6,383)

Comprehensive loss attributable to TAL Education Group’s shareholders	$(756)	$(1,160,819)	$(227,895)

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

											Total TAL
										Accumulated	Education
							Additional			other	Group	Non-
	Class A Common shares		Class B Common shares		Treasury stock		paid-in	Statutory	Retained earnings/	comprehensive	shareholders’	controlling	Total
	Shares	Amount	Shares	Amount	Shares	Amount	capital	reserve	(accumulated deficit)	income / (loss)	equity	interest	equity

Balance as of February 29, 2020	132,895,675	$133	66,941,204	$67	—	—	$1,675,640	$82,712	$786,097	$(28,913)	$2,515,736	$28,461	$2,544,197
Conversion of Class B common shares to Class A common shares	2,000	—	(2,000)	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	(115,990)	—	(115,990)	(27,060)	(143,050)
Provision for statutory reserve	—	—	—	—	—	—	—	38,573	(38,573)	—	—	—	—
Issuance of common shares in connection with vesting of non-vested shares	2,240,585	2	—	—	—	—	(2)	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	195,000	—	—	—	195,000	—	195,000
Exercise of share options	359,178	—	—	—	—	—	8,352	—	—	—	8,352	—	8,352
Share repurchase (Note 15)	(61,667)	—	—	—	—	—	(9,852)	—	—	—	(9,852)	—	(9,852)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	98,065	98,065	1,264	99,329
Net unrealized gains on available-for-sale investments, net of tax effect of $944	—	—	—	—	—	—	—	—	—	17,169	17,169	—	17,169
Business acquisitions	—	—	—	—	—	—	—	—	—	—	—	(629)	(629)
Disposal of a subsidiary	—	—	—	—	—	—	—	—	—	—	—	(1,084)	(1,084)
Class A Common shares issued under private placements (Note 15)	12,559,807	13	—	—	—	—	2,499,987	—	—	—	2,500,000	—	2,500,000
Cumulative effect of initially applying new accounting standard	—	—	—	—	—	—	—	—	(6,651)	—	(6,651)	—	(6,651)
Balance as of February 28, 2021	147,995,578	$148	66,939,204	$67	—	—	$4,369,125	$121,285	$624,883	$86,321	$5,201,829	$952	$5,202,781
Conversion of Class B common shares to Class A common shares	17,785,600	18	(17,785,600)	(18)	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	(1,136,115)	—	(1,136,115)	(28,220)	(1,164,335)
Provision for statutory reserve	—	—	—	—	—	—	—	33,077	(33,077)	—	—	—	—
Issuance of common shares in connection with vesting of non-vested shares and settlement of liability-classified awards	2,455,216	3	—	—	—	—	9,380	—	—	—	9,383	—	9,383
Share-based compensation	—	—	—	—	—	—	174,832	—	—	—	174,832	—	174,832
Exercise of share options	56,296	—	—	—	—	—	1,203	—	—	—	1,203	—	1,203
Share repurchase(Note 15)	(1,506,667)	(2)	—	—	—	—	(196,275)	—	—	—	(196,277)	—	(196,277)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	25,853	25,853	(621)	25,232
Net unrealized gains on available-for-sale investments, net of tax effect of $(2,245)	—	—	—	—	—	—	—	—	—	(50,557)	(50,557)	—	(50,557)
Balance as of February 28, 2022	166,786,023	$167	49,153,604	$49	—	—	$4,358,265	$154,362	$(544,309)	$61,617	$4,030,151	$(27,889)	$4,002,262
Net loss	—	—	—	—	—	—	—	—	(135,612)	—	(135,612)	3,634	(131,978)
Provision for statutory reserve	—	—	—	—	—	—	—	5,991	(5,991)	—	—	—	—
Issuance of common shares in connection with vesting of non-vested shares and settlement of liability-classified awards	2,310,009	2	—	—	—	—	(4)	—	—	—	(2)	—	(2)
Share-based compensation	—	—	—	—	—	—	108,571	—	—	—	108,571	—	108,571
Exercise of share options	26,092	—	—	—	—	—	186	—	—	—	186	—	186
Share repurchase(Note 15)	—	—	—	—	(5,959,339)	(6)	(66,362)	—	—	—	(66,368)	—	(66,368)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(90,692)	(90,692)	2,749	(87,943)
Net unrealized gains on available-for-sale investments, net of tax effect of $229	—	—	—	—	—	—	—	—	—	(1,591)	(1,591)	—	(1,591)
Disposal of a subsidiary	—	—	—	—	—	—	—	—	—	—	—	(2,224)	(2,224)
Balance as of February 28, 2023	169,122,124	$169	49,153,604	$49	(5,959,339)	$(6)	$4,400,656	$160,353	$(685,912)	$(30,666)	$3,844,643	$(23,730)	$3,820,913

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 28,
	2021	2022	2023

Cash flows from operating activities
Net loss	$(143,050)	$(1,164,335)	$(131,978)
Adjustments to reconcile net loss to net cash provided by / (used in) operating activities
Depreciation of property and equipment	136,960	171,354	35,289
Amortization of intangible assets	24,030	13,905	1,159
Amortization of land use rights	4,345	4,600	4,256
Loss on disposal of property and equipment	1,427	23,139	546
Share-based compensation	204,945	174,832	108,571
Impairment loss on intangible assets and goodwill and provision for reserves on operating assets	154,745	897,932	756
Impairment loss on long-term investments	24,563	275,872	7,687
(Gain) / loss from equity method investments	(11,676)	(10,787)	2,248
(Gain) / loss from fair value change of investments	(9,471)	(7,028)	68,500
Gain from remeasuring fair value of previously held equity interests upon business acquisitions	(3,855)	—	—
Gain from disposal of long-term investments	(619)	(10,021)	(7,448)
Loss/ (gain) from disposal of a subsidiary	966	—	(9,550)
Dividend received from an equity-method investment	—	3,362	—
Changes in operating assets and liabilities
Inventory	(16,998)	5,115	(20,431)
Amounts due from related parties	748	(432)	210
Prepaid expenses and other current assets	(206,499)	268,619	(11,968)
Income tax receivables	(4,093)	(3,863)	14,434
Deferred income taxes	(242,401)	304,229	400
Rental deposits	(29,203)	6,930	12,660
Other non-current assets	(8,546)	11,085	(3,060)
Accounts payable	229,003	(252,934)	(2,933)
Deferred revenue	529,209	(1,229,766)	54,142
Amounts due to related parties	(866)	(3,283)	(105)
Accrued expenses and other current liabilities	301,573	(402,230)	(109,825)
Operating lease right-of-use assets	(300,078)	1,318,663	76,420
Operating lease liabilities	319,573	(1,334,142)	(82,622)

Net cash provided by / (used in) operating activities	954,732	(939,184)	7,358

Cash flows from investing activities
Loan to third parties	—	(557)	(749)
Repayment of loan to third parties	13,812	—	—
Loan to related parties	(16,294)	—	—
Repayment of loan to related parties	—	—	2
Loan to employees	(2,538)	(2,404)	—
Repayment of loan to employees	4,659	6,711	1,522
Prepayment for investments	(5,515)	(2,179)	(8,450)
Purchase of property and equipment	(245,058)	(246,297)	(110,326)
Purchase of intangible assets	(683)	(122)	—
Purchase of short-term investments	(2,534,705)	(1,344,543)	(1,666,999)
Proceeds from short-term investments	207,576	3,002,509	1,622,068
Proceeds from disposal of property and equipment	750	26,294	19,988
Business acquisitions, net of cash acquired	(11,902)	—	(250)
Payments for long-term investments	(53,334)	(137,732)	(200,734)
Proceeds from disposal of long-term investments and a subsidiary	1,763	67,036	42,302

Net cash (used in) / provided by investing activities	(2,641,469)	1,368,716	(301,626)

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 28,
	2021	2022	2023

Cash flows from financing activities
Repayment of long-term debt and short-term debt	(3,518)	(270,000)	—
Payments for purchasing noncontrolling interests	—	(1,775)	—
Proceeds from issuance of convertible bond	2,300,000	—	—
Proceeds from private placement (Note 15)	2,500,000	—	—
Proceeds from exercise of share options	8,183	1,373	184
Repayment of convertible bond	—	(2,300,000)	—
Share repurchase	(9,852)	(196,277)	(66,368)

Net cash provided by / (used in) financing activities	4,794,813	(2,766,679)	(66,184)

Effect of exchange rate changes	(5,277)	949	(26,427)

Net increase / (decrease) in cash, cash equivalents and restricted cash	3,102,799	(2,336,198)	(386,879)

Cash, cash equivalents and restricted cash at the beginning of year	1,915,185	5,017,984	2,681,786

Cash, cash equivalents and restricted cash at the end of year	5,017,984	2,681,786	2,294,907

Supplemental disclosure of cash flow information:
Interest paid	$8,380	$9,425	—
Income tax paid	158,785	117,621	5,569

Non-cash investing and financing activities:
Payable for purchase of property and equipment	$43,732	$49,403	$15,534
Payable for purchase of intangible assets	866	756	—
Payable for investments and acquisitions	312	321	292

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED FEBRUARY 28, 2021, 2022 AND 2023

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

In compliance with the Opinion and applicable rules, regulations and measures, the Company decided in November 2021 to cease offering after-school tutoring services on academic subjects to students from kindergarten through grade nine (“K-9 Academic AST Services”) in the mainland of China by the end of December 2021. The Company has completed the cessation where the revenues from offering K-9 Academic AST Services accounted for a substantial majority of the Company’s total revenues in the fiscal years ended February 28, 2021 and 2022. The cessation of K-9 Academic AST Services in the mainland of China did not represent a discontinued operation under ASC 205-20-45 since it did not meet the definition of a component because its operations and cash flows are not separately distinguishable from the rest of the Group’s services and the cessation did not represent a strategic shift. The Company also has taken actions to restructure its business and operations, including the early termination of certain leased office spaces and learning centers, disposal of relevant leasehold improvements and electronic equipment, which are disclosed in Note 6 and 13.

Responding to the regulatory changes, the Group realigned the business focus towards enrichment learning services, and learning content solutions.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2021, 2022 AND 2023

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

As of February 28, 2023, details of the Company’s major subsidiaries, VIEs and VIEs’ subsidiaries and schools are as follows:

Place of
	Later of date of	incorporation (or	Percentage
	incorporation or	establishment)	of legal	Principal	Nature of
Name	acquisition	/operation	ownership	activities	company
TAL Holding Limited (“TAL Hong Kong”)	March 11, 2008	Hong Kong	100%	Intermediate holding company	Subsidiary
Beijing Century TAL Education Technology Co., Ltd. (“TAL Beijing”)	May 8, 2008	Beijing	100%	Software sales, and consulting service	Subsidiary
Beijing Xintang Sichuang Education Technology Co., Ltd. (“Beijing Xintang Sichuang”)	August 27, 2012	Beijing	100%	Software and network development, sales, and consulting service	Subsidiary
Pengxin TAL Industrial Investment (Shanghai) Co., Ltd. (“Pengxin TAL”)	June 26, 2014	Shanghai	100%	Investment management and consulting services	Subsidiary
Beijing Xueersi Education Technology Co., Ltd. (“Xueersi Education”)	December 31, 2005	Beijing	N/A*	Sales of educational materials and products	VIE
Beijing Xueersi Network Technology Co., Ltd. (“Xueersi Network”)	August 23, 2007	Beijing	N/A*	Technology development and educational consulting service	VIE
Xinxin Xiangrong Education Technology (Beijing) Co., Ltd. (“Xinxin Xiangrong”)	June 23, 2015	Beijing	N/A*	Technology development and educational consulting service	VIE
TAL Training School (Shanghai) Co., Ltd. (“TAL Shanghai”)	February 20, 2019	Shanghai	N/A*	Learning services	VIE’s subsidiaries and schools
TAL Education Technology (Jiangsu) Co., Ltd.(“TAL Jiangsu”)	July 4, 2018	Jiangsu	N/A*	Technology development and consulting service	VIE’s subsidiaries and schools
Shidai TAL Education Technology (Beijing) Co., Ltd.(“Shidai TAL”)	July 26, 2018	Beijing	N/A*	Technology development and consulting service	VIE’s subsidiaries and schools
Shanghai Xueersi Education Training Co., Ltd.( “Shanghai Education” )	July 2, 2009	Shanghai	N/A*	Learning services	VIE’s subsidiaries and schools
Shenzhen Xueersi Education Technology Co., Ltd. (“Shenzhen Education”)	December 22, 2009	Shenzhen	N/A*	Teaching software research and development	VIE’s subsidiaries and schools
Beijing Xueersi Technology Co., Ltd. (“Xueersi Technology” )	April 28, 2020	Beijing	N/A*	Learning services	VIE’s subsidiaries and schools

*	These entities are controlled by the Company pursuant to the contractual arrangements disclosed below.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2021, 2022 AND 2023

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

The VIEs and their subsidiaries and schools hold various licenses upon which the Group’s business depends. A substantial majority of the Group’s employees who provide the Group’s services are hired by the VIEs and their subsidiaries and schools, and the VIEs and their subsidiaries and schools lease a substantial portion of the properties upon which the Group’s services are delivered. The net revenues from the VIEs and their subsidiaries and schools accounted for 84.9% of the Group’s total net revenues for the fiscal year ended February 28, 2023.

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

Series of exclusive technology support and service agreements: Pursuant to the Exclusive Business Cooperation Agreement entered into on June 25, 2010, by and among TAL Beijing, Xueersi Education, Xueersi Network, and the shareholders of Xueersi Education and Xueersi Network, TAL Beijing or its designated affiliates have the exclusive right to provide each of Xueersi Education and Xueersi Network and their subsidiaries and schools comprehensive intellectual property licensing and various technical and business support services. Pursuant to the Exclusive Business Service Agreement entered into by and among TAL Beijing, Xinxin Xiangrong and its shareholders on August 4, 2015, TAL Beijing and its designated affiliates have the exclusive right to provide Xinxin Xiangrong and its subsidiaries and schools (if any) comprehensive intellectual property licensing and various technical and business support services. The agreements are effective within the operation term of TAL Beijing, its subsidiaries and schools according to PRC Law, unless earlier terminated by mutual agreement of all parties.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2021, 2022 AND 2023

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

Call option agreement: Pursuant to a call option agreement entered into on February 12, 2009, by and among TAL Beijing, Xueersi Education, Xueersi Network and the respective shareholders of Xueersi Education and Xueersi Network, the respective shareholders of Xueersi Education and Xueersi Network unconditionally and irrevocably granted TAL Beijing or its designated party an exclusive option to purchase from Xueersi Education and Xueersi Network’ shareholders, to the extent permitted under PRC law, part or all of the equity interests in Xueersi Education and Xueersi Network, as the case may be, for the minimum amount of consideration permitted by the applicable law without any other conditions.

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

Equity pledge agreement: Pursuant to the equity pledge agreements, dated on February 12, 2009, by and among TAL Beijing, Xueersi Education, Xueersi Network and the respective shareholders of Xueersi Education and Xueersi Network, and supplemental agreements, dated on June 25, 2010, by and among TAL Beijing, Xueersi Education, Xueersi Network and their respective shareholders, the respective shareholders of Xueersi Education and Xueersi Network unconditionally and irrevocably pledged all of their equity interests, including the right to receive declared dividends and the voting rights, in the Xueersi Education and Xueersi Network to TAL Beijing to guarantee Xueersi Education and Xueersi Network’s performance of their obligations under the exclusive technology support and service agreements with TAL Beijing. The shareholders of Xueersi Education and Xueersi Network agree that, without the prior written consent of TAL Beijing, they will not transfer or dispose the pledged equity interests or create or allow any encumbrance on the pledged equity interests that would prejudice TAL Beijing’s interest.

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

FOR THE YEARS ENDED FEBRUARY 28, 2021, 2022 AND 2023

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

The articles of association of each of the VIEs states that the major rights of the shareholders in a shareholders’ meeting include the power to approve the operating strategy and investment plan, elect the executive directors and approve their compensation and review and approve the annual budget and earning distribution plan. Therefore, through the irrevocable power of attorney arrangement TAL Beijing has the ability to exercise effective control over each of the VIEs respectively through shareholder votes and, through such votes, to also control the composition of the board of directors. As a result of these contractual rights, the Company has the power to direct the activities of each of the VIEs that most significantly impact their economic performance.

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

FOR THE YEARS ENDED FEBRUARY 28, 2021, 2022 AND 2023

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

FOR THE YEARS ENDED FEBRUARY 28, 2021, 2022 AND 2023

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to the VIE structure

The Company believes that TAL Beijing’s contractual arrangements with the VIEs and their respective subsidiaries, schools and shareholders are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the Group would be subject to fines or potential actions by the relevant PRC regulatory authorities with broad discretions, which could include:

●	revoke the Group’s business and operating licenses;
●	require the Group to discontinue or restrict its operations;
●	limit the Group’s business expansions in China by way of entering into contractual arrangements;
●	restrict the Group’s right to collect revenues;
●	impose fines;
●	confiscate any of our income that is deemed to be obtained through illegal operations;
●	block the Group’s websites or mobile apps;
●	require the Group to restructure the operations in such ways as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or permits, or relocate its businesses, staff and assets;
●	restrict or prohibit the Group’s use of the proceeds from overseas offering to finance our PRC subsidiaries’ or the VIEs’ or VIE Subsidiaries’ business and operations;
●	impose additional conditions or requirements with which the Group may not be able to comply; and
●	take other regulatory or enforcement actions against the Group that could be detrimental to its business.

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

FOR THE YEARS ENDED FEBRUARY 28, 2021, 2022 AND 2023

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

	As of February 28,	As of February 28,
	2022	2023

Cash and cash equivalents	$359,208	$331,081
Other current assets	276,804	234,186

Total current assets	636,012	565,267

Property and equipment, net	206,030	238,898
Other non-current assets	883,759	619,221

Total assets	1,725,801	1,423,386

Deferred revenue-current	182,337	213,239
Other current liabilities	583,051	449,854

Total current liabilities	765,388	663,093

Total non-current liabilities	164,169	112,807

Total liabilities	$929,557	$775,900

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2021, 2022 AND 2023

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements – continued

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 28,
	2021	2022	2023

Net revenues	$4,244,907	$4,193,212	$865,846
Net income	$488,866	$186,848	$206,431

For the years ended February 28, 2021,2022 and 2023, for all of the VIEs and VIEs’ subsidiaries, excluding inter-company transactions:

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 28,
	2021	2022	2023

Net cash provided by operating activities	$727,661	$117,350	$170,478
Net cash used in investing activities	$(224,235)	$(194,349)	$(76,209)
Net cash used in financing activities	$(3,518)	$—	$—

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2021, 2022 AND 2023

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements – continued

As of February 28, 2021,2022 and 2023, the balance of the amount payable by the VIEs and their subsidiaries and schools to TAL Beijing or its designated affiliates related to the service fees was $417,544, $752,200 and $532,323, respectively, and was eliminated upon consolidation. There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and can only be used to settle the VIEs’ obligation.

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of their paid-in capital and statutory reserve, to the Company in the form of loans and advances or cash dividends. Please refer to Note 21 for disclosure of restricted net assets.

2.           SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Certain reclassifications have been made to the consolidated balance sheets and consolidated statements of operations for the year ended February 28, 2022 and the year ended February 28, 2021 to conform to the presentation for the year ended February 28, 2023. The reclassifications had no impact on the Group’s loss from operation, net loss, shareholders’ equity or cash flows as previously reported.

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

Consolidation of Variable Interest Entities

The Company has executed a series of contractual agreements with the VIEs, the VIEs’ subsidiaries and schools and the VIEs’ nominee shareholders through its wholly owned foreign enterprises. For a description of these contractual arrangements, see “Note 1 Organization and Principal Activities—The VIE Arrangements”. These contractual agreements do not provide TAL Beijing with an equity interest in legal form in the VIEs. As the Company holds no legal form of equity ownership in the VIEs, the Company applied the variable interest entity consolidation model as set forth in Accounting Standards Codification 810, Consolidation (“ASC 810”) instead of the voting interest model of consolidation.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2021, 2022 AND 2023

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

The contractual arrangements, by design, enable TAL Beijing to have (a) the power to direct the activities that most significantly impact the economic performance of the VIEs and (b) the right to receive substantially all the benefits of the VIEs. As a result, the VIEs are considered to be variable interest entities under ASC 810 and TAL Beijing is considered to be the primary beneficiary of the VIEs and consolidates the VIEs’ financial position and results of operations.

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

FOR THE YEARS ENDED FEBRUARY 28, 2021, 2022 AND 2023

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

2.           SIGNIFICANT ACCOUNTING POLICIES - continued

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues, costs, and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include, valuation allowance for deferred tax assets, the impairment of long-lived assets and long term investments, fair value assessment of long-term investments, discount rate for leases and consolidation of variable interest entities.

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

The Group reviews its investments in held-to-maturity investments for impairment periodically, recognizing an allowance, if any, by applying an estimated loss rate. The Group considers available evidence in evaluating the potential impairment of its investments in held-to-maturity investments. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net carrying value at the amount expected to be collected on the held-to-maturity investments. The allowance for credit losses was nil for the three years ended February 28, 2023.

Investment products not classified as trading or as held-to-maturity are classified as available-for-sale debt securities, which are reported at fair value, with unrealized gains and losses recorded in “Accumulated other comprehensive income” on the consolidated balance sheets. Realized gains or losses are included in earnings during the period in which the gain or loss is realized.

For investment products indexed to, for example, an underlying stock, stock market or foreign exchange, the Group elects the fair value option to record them at fair value in accordance with ASC 825 Financial Instruments. Changes in the fair value are reflected in the consolidated statements of operations.

Derivative Instruments

Derivative instruments are carried at fair value in accordance with Accounting Standards Codification 815. The fair values of the derivative financial instruments generally represent the estimated amounts expect to receive or pay upon termination of the contracts as of the reporting date.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2021, 2022 AND 2023

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

2.           SIGNIFICANT ACCOUNTING POLICIES - continued

Derivative Instruments - continued

The Group’s derivative instruments primarily consisted of foreign currency option contracts which aims to manage foreign currency exposure to certain extent. As the derivative instruments do not qualify for hedge accounting treatment, changes in the fair value are reflected in other income/ (expense) of the consolidated statements of operations. The Group held certain security deposits in designated bank accounts as stipulated in the contracts, and classified them as restricted cash in the consolidated balance sheets.

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

FOR THE YEARS ENDED FEBRUARY 28, 2021, 2022 AND 2023

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

Equity securities without readily determinable fair values

The Group reviews its equity securities without readily determinable fair value for impairment at each reporting period. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment’s fair value in accordance with the principles of Accounting Standards Codification 820, Fair Value Measurement. If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss in the consolidated statements of operation equal to the difference between the carrying value and fair value.

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

Under the equity method, the Group initially records its investment at cost and subsequently recognizes the Group’s proportionate share of each equity investee’s net income or loss after the date of investment into the consolidated statements of operations and accordingly adjusts the carrying amount of the investment. If financial statements of an investee cannot be made available within a reasonable period of time, the Group records its share of the net income or loss of an investee on a one quarter lag basis in accordance with Accounting Standards Codification 323, Investment—Equity Method and Joint Ventures.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2021, 2022 AND 2023

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

FOR THE YEARS ENDED FEBRUARY 28, 2021, 2022 AND 2023

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

2.           SIGNIFICANT ACCOUNTING POLICIES – continued

Fair value - continued

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Fair value of financial instruments is disclosed in Note 12.

Revenue recognition

The Group follows the five steps approach for revenue recognition under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the Group satisfies a performance obligation.

For fiscal year 2021 and 2022, the Group generated substantially all of its revenues through learning services with individual students in the PRC, in which revenue is recognized over time. The Group ceased K-9 Academic AST Services in the mainland of China at the end of calendar year 2021 in compliance with regulatory policies promulgated in 2021. Historically, revenues from K-9 Academic AST Services accounted for a substantial majority of the total revenues in the fiscal year 2021 and 2022.

The Group also generates revenues from sales of products, consisting primarily of books, which were insignificant for the years ended February 28, 2021,2022, and were included in small class learning services, personalized premium services and others during the years ended February 28, 2021 and 2022.

The primary sources of the Group’s revenues for the years ended February 28, 2021,2022 included (a) small class learning services, personalized premium services and others; and (b) Online education services through www.xueersi.com. Starting with the first quarter of calendar year 2022, as a result of the regulatory policies promulgated in 2021 described above, the Group has realigned its business to focus toward providing learning services and learning content solutions. Revenues related to small class learning services, personalized premium services and online education services through www.xueersi.com have been grouped to “learning services and others”. Additionally, other revenues previously presented in “small class learning services, personalized premium services and others” are now disaggregated into “learning services and others”, and “learning content solutions”.

The following table presents the net revenues disaggregated by revenue sources. Under the new revenue disaggregation as aforementioned, the presentation of revenue disaggregation for the years ended February 28, 2021 and 2022 have been retrospectively changed to reflect the disaggregation adopted for the years ended February 28, 2023.

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 28,
	2021	2022	2023
Disaggregation of net revenues
- Learning Services and Others	$4,433,910	$4,275,262	$853,629
- Learning Content Solutions	61,845	115,645	166,143

Total	$4,495,755	$4,390,907	$1,019,772

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2021, 2022 AND 2023

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

Learning Services and Others

Learning services primarily consist of small classes, personalized premium services and online course offerings. Each contract of learning service is accounted for as a single performance obligation which is satisfied proportionately over the service period. Learning fee is generally collected in advance and is initially recorded as deferred revenue. Revenue of learning services is recognized proportionately as the learning sessions are delivered.

The Group distributes coupons to attract both existing and prospective learners to enroll in its services. The coupon has fixed dollar amounts and can only be used against future services. The coupon is not considered a material right to the customer and is accounted for as a reduction of transaction price of the service contract.

Small class learning services primarily consist of Xueersi Peiyou small class. Personalized premium services are referring to after-school one-on-one learning services. Each contract of small class learning service or personalized premium service is accounted for as a single performance obligation which is satisfied proportionately over the service period. Learning service fee is generally collected in advance and is initially recorded as deferred revenue. For small class learning services and personalized premium services, revenue is recognized proportionately as the learning sessions are delivered.

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

The Group also provides online education services, including live class and pre-recorded course content, to its students through www.xueersi.com.

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

FOR THE YEARS ENDED FEBRUARY 28, 2021, 2022 AND 2023

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

2.           SIGNIFICANT ACCOUNTING POLICIES - continued

Learning Services and Others - continued

Other revenues primarily consist of Software-as-a-Service (“SaaS”) services. The SaaS services are mainly charged on either a subscription or consumption basis. Revenue related to SaaS services charged on a subscription basis is recognized over the contract period. Revenue related to SaaS services charged on a consumption basis is recognized based on the customer utilization of the resources.

Learning Content Solutions

Learning content solutions primarily consist of sales of various learning content products to end users directly or through distribution partners. Revenues are recognized when control of the promised goods or services is transferred to the customer, in an amount that reflects the consideration the Group expects to be entitled to in exchange for the goods or services.

As a practical expedient, the Group elects to record the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. In addition, the Group determines the transaction price to be earned by estimating the refund liability based on historical refund ratio on a portfolio basis using the expected value method. Refund liabilities was recorded under accrued expenses and other current liabilities, for fee collected that expected to be refunded to the customers in the future if students withdraw from a course for the remaining classes.

The contract liabilities of deferred revenue was $187,732 and $237,354 as of February 28, 2022 and 2023, respectively. The difference between the opening and closing balances of the Group’s contract liabilities primarily results from the timing difference between the Group’s satisfaction of performance obligation and the customer’s payment.

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

Value added tax (“VAT”)

Pursuant to the PRC tax laws, in case of any product sales, the VAT rate is 3% of the gross sales for small scale VAT payer and 13% of the gross sales for general VAT payer. TAL Beijing and Xueersi Education are deemed as general VAT payer for the sales of guidance materials and the intercompany sales of self-developed software. For general VAT payer, VAT on sales is calculated at 13% on revenue from product sales and paid after deducting input VAT on purchases. The net VAT balance between input VAT and output VAT is reflected in the accounts under other taxes payable.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2021, 2022 AND 2023

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

2.            SIGNIFICANT ACCOUNTING POLICIES - continued

Value added tax (“VAT”) - continued

The Group’s online education services and inter-company technical services are subject to VAT at the rate of 6% of revenue for general VAT payer. Beijing Xintang Sichuang, TAL Beijing, Xueersi Education and Yidu Huida Education Technology (Beijing) Co., Ltd. (“Yidu Huida”) are deemed as general VAT payers at the rate of 6%. Xinxin Xiangrong and Pengxin TAL were deemed general VAT payers at the rate of 6%. Beijing Yizhen Xuesi Education Technology Co., Ltd. (“Yizhen Xuesi”) was deemed as general VAT payer at the rate of 6%.

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

Operating leases

The Group determines if an arrangement is a lease or contains a lease at lease inception. Operating leases are required to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. The Group has elected the package of practical expedients, which allows the Group not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. The Group also elected the practical expedient not to separate lease and non-lease components of contracts. Lastly, for lease assets other than real estate, such as printing machine and electronic appliances, the Group elected the short-term lease exemption as their lease terms are 12 months or less.

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

FOR THE YEARS ENDED FEBRUARY 28, 2021, 2022 AND 2023

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

2.            SIGNIFICANT ACCOUNTING POLICIES - continued

Advertising costs

The Group expenses advertising costs as incurred, which mainly include advertising expenditure through social media, search engines and outdoor advertising, etc. Total advertising costs incurred were $803,120, $222,115 and $41,956 for the years ended February 28, 2021, 2022 and 2023, respectively, and have been included in selling and marketing expenses in the consolidated statements of operations.

Government subsidies

The Group reports government subsidies when received from local government authority with no limitation on the use of the subsidies. From time to time, the Group receives government subsidies related to government sponsored projects and records such government subsidies as a liability when received and recognizes as other income when the performance obligation is met or fulfilled.

Foreign currency translation

The functional and reporting currency of the Company is the United States dollar. The functional currency of the Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries and schools in the PRC is Renminbi (“RMB”).

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the year are converted into the functional currencies at the applicable rates of exchange prevailing at the transaction dates. Transaction gains and losses are recognized in the consolidated statements of operations. For the years ended February 28, 2021,2022 and 2023, the Group recorded exchange gain of $12,311, exchange gain of $3,640 and exchange loss of $36,933, respectively, in other income/(expense) in the consolidated statements of operations.

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

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents, and restricted cash of the Group included aggregate amounts of $1,180,475 and $1,174,989 as of February 28, 2022 and 2023, respectively, which were denominated in RMB.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2021, 2022 AND 2023

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

Financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, restricted cash, short-term investments, long-term investments accounted for available-for-sale investments, fair value option investment, equity securities with readily determinable fair values, equity securities without readily determinable fair values, held-to-maturity investments, amounts due from related parties and amounts due to related parties, accounts payable. The Group carries its available-for-sale investments, equity securities with readily determinable fair values and fair value option investment at fair value. The carrying amounts of other financial instruments, except for equity securities without readily determinable fair values and long-term held-to-maturity investments, approximate their fair values because of their generally short maturities. Long-term held-to-maturity investments are recorded at amortized cost and the fair values of long-term held-to-maturity investments are approximate their carrying amounts.

Net loss per share

Basic net loss per share is computed by dividing net loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted net loss per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised into common shares. Common share equivalents are excluded from the computation of the diluted net loss per share in years when their effect would be anti-dilutive. The Group has share options, non-vested shares which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted net loss per share, the effect of the share options and non-vested shares is computed using the treasury stock method.

As the Group incurred net loss for the years ended February 28, 2021,2022 and 2023, the effect of potential issuances of the shares for the non-vested shares and share options would be anti-dilutive. Therefore, basic and diluted losses per share are the same in the periods.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2021, 2022 AND 2023

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

2.           SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements adopted

On November 17, 2021, the FASB issued ASU 2021-10, which requires business entities to provide certain disclosures when they (1) have received government assistance and (2) use a grant or contribution accounting model by analogy to other accounting guidance (e.g., a grant model under IAS 20 or ASC 958-605). Under ASC 832-10-50-3 and 50-4, a business entity that has received government assistance must provide the following disclosures for annual periods about transactions that are within the scope of Accounting Standards Codification 832, Government Assistance (“ASC 832”): (i) The nature of the transactions, including a general description of the transactions and the form in which the assistance has been received (for example, cash or other assets); (ii) The accounting policies used to account for the transactions as required by paragraph 235-10-50-1; and (iii) The line items on the balance sheet and income statement that are affected by the transactions, and the amounts applicable to each financial statement line item in the current reporting period. The guidance in ASU 2021-10 is effective for all entities for fiscal years beginning after December 15, 2021. Entities may apply the ASU’s provisions either (1) prospectively to all transactions within the scope of ASC 832 that are reflected in the financial statements as of the adoption date and all new transactions entered into after the date of adoption or (2) retrospectively. Early adoption is permitted. The Company adopted this new standard beginning March 1, 2022 with no material impact on its consolidated financial statements.

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

In June 2022, the FASB issued ASU 2022-03, which (1) clarifies the guidance in ASC 820 on the fair value measurement of an equity security that is subject to a contractual sale restriction and (2) requires specific disclosures related to such an equity security. ASU 2022-03 clarifies that a “contractual sale restriction prohibiting the sale of an equity security is a characteristic of the reporting entity holding the equity security” and is not included in the equity security’s unit of account. Accordingly, an entity should not consider the contractual sale restriction when measuring the equity security’s fair value (i.e., the entity should not apply a discount related to the contractual sale restriction, as stated in ASC 820-10-35-36B as amended by the ASU). In addition, the ASU prohibits an entity from recognizing a contractual sale restriction as a separate unit of account. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years, with early adoption permitted. The adoption of this standard is not expected to have a material impact on the Group’s consolidated financial statements.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2021, 2022 AND 2023

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

3.           BUSINESS ACQUISITION

Business acquisitions in fiscal year 2023:

In October 2022, the Group completed an acquisition with total purchase price of $1,848 in cash, which was fully paid by November, 2022. $1,255 out of the purchase price is contingent upon the selling shareholder’s post combination employment, therefore it was considered a compensation to the selling shareholder. The intangible asset identified and goodwill resulting from the acquisition were $91 and $157, respectively. The other net assets acquired from the acquisition are immaterial. Goodwill resulting from the acquisition is not deductible for tax purposes and is recorded as a non-current asset in consolidated balance sheets as of February 28, 2023.

The results of operations for the acquired entity have been included in the Group’s consolidated financial statements from the acquisition date. The pro forma results assuming that the acquisitions occurred as of March 1, 2021 is immaterial for the years ended February 28, 2022 and 2023.

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

FOR THE YEARS ENDED FEBRUARY 28, 2021, 2022 AND 2023

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

3.           BUSINESS ACQUISITION – continued

Business acquisitions in fiscal year 2021 - continued:

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

FOR THE YEARS ENDED FEBRUARY 28, 2021, 2022 AND 2023

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

3.           BUSINESS ACQUISITION – continued

Business acquisitions in fiscal year 2021 – continued:

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

	For the years ended
	February 29/28
	2020	2021
	(Unaudited)	(Unaudited)

Pro forma net revenues	$3,376,955	$4,516,022
Pro forma net loss attributable to TAL Education Group	$(173,199)	$(119,780)
Pro forma net loss per share - basic	$(0.87)	$(0.59)
Pro forma net loss per share - diluted	$(0.87)	$(0.59)

4.           SHORT-TERM INVESTMENTS

Short-term investments consisted of the following:

	As of	As of
	February 28,	February 28,
	2022	2023

Held-to-maturity investments (1)	$580,352	$276,288
Variable-rate financial instruments (2)	150,000	793,275
Available-for-sale securities (3)	340,183	80,044

	$1,070,535	$1,149,607
(1)	The Group purchased wealth management products from financial institutions and classified them as held-to-maturity investments as the Group has the positive intent and ability to hold the investments to maturity. The maturities of these financial products range from three months to twelve months. The Group estimated that their fair value approximate their amortized costs.
(2)	The Group purchased several investment products indexed to, for example, certain stock, stock market or foreign exchange with maturities less than one year and accounted for them at fair value. The fair value changes of the investment products was insignificant for the years ended February 28, 2021, 2022 and 2023.
(3)	The short-term available-for-sale securities include wealth management products issued by commercial banks and other financial institutions with variable rates where principal is unsecured but no restriction on withdrawal. The Group accounted for them at fair value and recognized fair value decrease of $1,032, $16,854, and increase of $15,395 through other comprehensive loss for the years ended February 28, 2021, 2022 and 2023, respectively.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2021, 2022 AND 2023

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

5.           PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of	As of
	February 28,	February 28,
	2022	2023

Accounts receivables	$25,567	$44,825
Prepaid VAT (1)	24,326	13,769
Prepayments to suppliers (2)	17,635	18,887
Loans to third-parties (3)	16,749	12,163
Prepaid rental and related fees(4)	12,660	3,059
Interest receivable	8,695	16,461
Other deposits	3,900	2,406
Loan to employees, current portion (5)	2,432	382
Staff advances (6)	1,914	2,102
Receivables of withholding tax for employees related to share incentive plan (7)	806	3,197
Others	8,069	8,235

	$122,753	$125,486
(1)	Prepaid VAT represents input VAT from the purchase of goods and services.
(2)	Prepayments to suppliers are primarily for prepaid operating expenses.
(3)	Balances represent short-term loans to third-parties as well as loans reclassified from non-current assets.
(4)	Balances include prepaid rental where lease term not yet commenced and rental deposit receivables from leases that have been terminated.
(5)	The Group offered housing benefit plan to employees who have been employed by the Group for three years or more and met certain performance criteria. Under this benefit plan, the eligible employees receive interest-free loans for purposes of property purchases. Each loan has a term of four years and must be repaid by equal annual installments.
(6)	Advances were made to employees primarily for traveling, office expenses and other expenditures which are subsequently expensed as incurred.
(7)	The receivable represents the withholding tax upon the vesting of non-vested shares or exercise of options that the employees agreed to repay the Group with the proceeds of shares sold subsequent to the option exercise through the Group’s broker.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2021, 2022 AND 2023

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

6.           PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of	As of
	February 28,	February 28,
	2022	2023

Building	$65,922	$59,987
Leasehold improvement	115,760	50,126
Computer, network equipment and software	173,685	96,162
Vehicles	899	810
Office equipment and furniture	19,071	6,627
Construction in progress	151,437	210,179

Total cost of property and equipment	526,774	423,891
Less: accumulated depreciation	(215,589)	(125,562)
Less: accumulated impairment loss	(29,959)	(9,452)
	$281,226	$288,877

For the years ended February 28, 2021,2022 and 2023, depreciation expenses were $136,960, $171,354 and $35,289, respectively. During the fiscal year ended February 28, 2022 and 2023, $255,959 and $688 impairment loss was recorded mainly related to leasehold improvements of certain learning centers and offices. Accumulated impairment amounting to $226,000 and $21,195 was written off along with underlying property and equipment and leasehold improvement which were disposed or fully impaired in fiscal year 2022 and 2023, resulting from the cessation of K-9 Academic AST Services in the mainland of China.

In December 2019, the Group entered into contracts for the development of office space on parcels in Beijing and Jiangsu. The direct costs related to the construction were capitalized as construction in progress for the years ended February 28, 2022 and 2023.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2021, 2022 AND 2023

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

7.           LAND USE RIGHTS, NET

Land use rights, net, consisted of the following:

	As of	As of
	February 28,	February 28,
	2022	2023

Land use rights	$207,657	$207,657
Less: accumulated amortization	(11,749)	(15,985)

Add: foreign exchange difference	21,800	2,206

Land use rights, net	$217,708	$193,878

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

Amortization expense for land use rights for the year ended February 28, 2022 and 2023, were $4,600 and $4,256, respectively. The Group expects to recognize $4,231 in amortization expense for each of the next five years and $172,723 thereafter.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2021, 2022 AND 2023

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

8.          LONG-TERM INVESTMENTS

Long-term investments consisted of the following:

	As of	As of
	February 28,	February 28,
	2022	2023

Equity securities with readily determinable fair values
BabyTree Inc. (“BabyTree”) (1)	14,606	5,890
Other investments	2,117	—

Equity securities without readily determinable fair values
Xiamen Meiyou Information and Technology Co., Ltd. (“Xiamen Meiyou”) (2)	52,158	47,463
Other investments (3)	52,126	40,234

Equity method investments
Long-term investment in third-party technology companies (4)	79,700	65,623

Fair value option investment
Long-term investment in a third-party technology company	316	288
Other investments (5)	17,419	92,500

Available-for-sale investments
Ximalaya Inc. (“Ximalaya“) (6)	59,326	41,657
Other investments (7)	74,708	64,730

Held-to-maturity investments (8)	62,011	94,990

Total	$414,487	$453,375
(1)	In January 2014, the Group acquired minority equity interests in BabyTree by purchasing its Series E convertible redeemable preferred shares with a total cash consideration of $23,475. BabyTree is an online parenting community and an online retailer of maternity and kids products.

On November 27, 2018, BabyTree was listed on the Hong Kong Stock Exchange and its preferred shares were converted to ordinary shares upon the completion of the listing. The investment was then reclassified from available-for-sale investment to equity security with readily determinable fair value upon the listing.

In fiscal year 2021, 2022 and 2023, the stock price of BabyTree declined, and accordingly the Group recognized loss of $3,229, $8,887 and $8,624, respectively, due to the fair value change.

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2021, 2022 AND 2023

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

8.          LONG-TERM INVESTMENTS – continued

(3)	The Group holds equity interests in certain third-party private companies through investments in their common shares or in-substance common shares, the Group accounted for these equity investments using the measurement alternative when equity method is not applicable and there is no readily determinable fair value for the investments. The Group recorded $3,063, $46,581 and $1,192 impairment loss on these investments during the fiscal years ended February 28, 2021, 2022 and 2023, respectively, due to unsatisfied financial performance of the investees with no obvious upturn or potential financial solutions in the foreseeable future. For equity securities without readily determinable fair value that qualify for the practical expedient to estimate fair value using net asset value per share, the Group estimates the fair value using net asset value per share and recorded fair value gain of $7,588, $6,339 and loss of $8,762 to the consolidated statements of operations for the years ended February 28, 2021,2022 and 2023, respectively.
(4)	The Group holds minority equity interests in several third-party private companies through investments in their common shares or in-substance common shares. The majority of the long-term investments are companies which engage in online education services. The Group accounts for these investments under the equity method because the Group has the ability to exercise significant influence but does not have control over the investees.

The Group recorded $11,471, $24,484 and nil impairment loss for its equity method investments during the fiscal years ended February 28, 2021,2022 and 2023, respectively.

(5)	The Group purchased wealth management products from financial institutions in China and classified them as fair value option investments. The Group measures these products with their fair value using directly or indirectly observable inputs in the market place.
(6)	In fiscal year 2017 and 2020, the Group completed two transactions with Ximalaya, a professional audio sharing platform, to acquire its Series C+ and E-2 convertible redeemable preferred shares. As of February 28, 2023, the Group held 1.62% equity interest of Ximalaya, and accounted for the investment as available-for-sale investments since the investee’s preferred shares held are determined to be debt securities due to the redemption condition of the shares.
(7)	The Group acquired minority equity interest in several third-party private companies, the majority of which are engaged in online platform or online education services. The Group holds minority equity interests of these companies through purchasing their convertible redeemable preferred shares. The Group accounted for these investments as available-for-sale investments since the investee’s preferred shares held are determined to be debt securities. The Group recorded $10,029, $67,189 and $6,495 impairment loss during the years ended February 28, 2021, 2022 and 2023, respectively, due to unsatisfied financial performance of the investees with no obvious upturn or potential financial solutions in the foreseeable future.
(8)	The Group purchased wealth management products from financial institutions in China and classified them as held-to-maturity investments as the Group has the positive intent and ability to hold the investments to maturity. The original maturities of these financial products were one to two years and recorded at amortized cost. The Group estimated that their fair value approximates their carrying amount.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2021, 2022 AND 2023

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

9.          LONG-TERM PREPAYMENTS AND OTHER NON-CURRENT ASSETS

Long-term prepayments and other non-current assets consisted of the following:

	As of	As of
	February 28,	February 28,
	2022	2023

Loan to employees (1)	566	332
Other non-current assets (2)	4,852	5,202

	$5,418	$5,534
(1)	Please see Note 5(5) for details of loan to employees.
(2)	As of February 28, 2022 and 2023, other non-current assets were primarily made up of long-term service fees.

The Group recognized $21,393 and $8,600 impairment loss of long-term prepayments and other non-current assets during the fiscal year ended February 28, 2022 and 2023, respectively.

10.         ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of	As of
	February 28,	February 28,
	2022	2023

Accrued employee payroll and welfare benefits	$322,779	$280,319
Refund liabilities	61,346	40,909
Accrued operating expenses	66,214	36,875
Income tax payable	49,257	46,917
Other taxes payable	9,635	11,541
Professional service fee payable	3,617	3,398
Others	45,870	26,752

Total	$558,718	$446,711

11.         LOAN FACILITIES

In December 2022, the Group signed a RMB400 million loan facilities agreement with a PRC bank. The facilities have a term of two years and an effective drawdown period of twelve months. As of May 2023, the Group has not made any draw down of the loan.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2021, 2022 AND 2023

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

12.         FAIR VALUE

(a)          Assets and liabilities measured at fair value on a recurring basis

In accordance with ASC 820-10, the Group measures financial products, available-for-sale investments, fair value option investment and equity securities with readily determinable fair value at fair value on a recurring basis. Equity securities classified within Level 1 are valued using quoted market prices currently available on the Hong Kong Stock Exchange. Variable-rate financial instruments and available-for-sale investments classified within Level 2 are valued using directly or indirectly observable inputs in the market place. The available-for-sale investments and fair value option investment classified within Level 3 are valued using the income approach or the binomial option model. The income approach and the binomial option model require the use of significant unobservable inputs (Level 3 inputs) which involve significant management judgment and estimation. Changes in any unobservable inputs may have a significant impact on fair values. In the valuation of Level 3 financial instruments as of February 28, 2023, the weighted average cost of capital adopted ranges from 19% to 24% with weighted average at 21%, the discount for lack of marketability adopted ranges from 10% to 30% with weighted average at 17%, and the expected volatilities adopted ranges from 44% to 69% with weighted average at 54%.

As of February 28, 2022 and 2023, information about inputs for the fair value measurements of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair Value Measurement at Reporting Date Using
		Quoted Prices in	Significant Other	Significant
	February 28,	Active Market for	Observable	Unobservable
Description	2022	Identical Assets	Inputs	Inputs
		(Level 1)	(Level 2)	(Level 3)

Short-term investments
Variable-rate financial instruments	$150,000	—	$150,000	—
Available-for-sale investments	$340,183	—	$340,183	—
Long-term investments
Equity securities with readily determinable fair values	$16,723	$14,606	$2,117	—
Fair value option investment	$17,735	—	$17,419	$316
Available-for-sale investments	$134,034	—	—	$134,034

Total	$658,675	$14,606	$509,719	$134,350

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2021, 2022 AND 2023

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

12.         FAIR VALUE - continued

(a)          Assets and liabilities measured at fair value on a recurring basis - continued

	Fair Value Measurement at Reporting Date Using
		Quoted Prices in	Significant Other	Significant
	February 28,	Active Market for	Observable	Unobservable
Description	2023	Identical Assets	Inputs	Inputs
		(Level 1)	(Level 2)	(Level 3)

Short-term investments
Variable-rate financial instruments	$793,275	—	$793,275	—
Available-for-sale investments	$80,044	—	$80,044	—
Long-term investments
Equity securities with readily determinable fair values	$5,890	$5,890	$—	—
Fair value option investment	$92,788	—	$92,500	$288
Available-for-sale investments	$106,387	—	—	$106,387

Total	$1,078,384	$5,890	$965,819	$106,675

The roll forward of Level 3 investments are as following:

US$

Balance as of February 28, 2021	$369,449
Purchases	13,616
Disposal	(2,219)
Changes in fair value	(41,698)
Impairment loss	(204,807)
Foreign exchange difference	9

Balance as of February 28, 2022	$134,350
Purchases	6,845
Disposal	(8,710)
Transfer in due to reclassification	941
Changes in fair value	(16,752)
Impairment loss	(6,495)
Foreign exchange difference	(3,504)
Balance as of February 28, 2023	$106,675

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

FOR THE YEARS ENDED FEBRUARY 28, 2021, 2022 AND 2023

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

12.         FAIR VALUE - continued

(b)         Assets and liabilities measured at fair value on a nonrecurring basis - continued

The Group measures long-term investments (excluding the equity securities with readily determinable fair values, available-for-sale investments and fair value option investment) at fair value on a nonrecurring basis only if an impairment or observable price adjustment is recognized in the current period. Please see Note 8(2), Note 8(3) and Note 8(4).

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

13.         LEASES

The Group has operating leases for learning centers, service centers and office spaces. Certain leases include renewal options and/or termination options, which are factored into the Group’s determination of lease payments when appropriate.

Certain leases were terminated before the expiration of the lease term due to the cessation of K-9 Academic AST Services during the year 2022 and 2023, and the relevant right-of-use asset, at the carrying amount totally at $1,145,222 and $57,729, and the corresponding lease liability were derecognized upon the effectiveness of the early termination.

Operating lease cost for the years ended February 28, 2021,2022 and 2023 were $431,976, $305,619 and $65,750, respectively, which excluded cost of short-term contracts. Short-term lease cost for the years ended February 28, 2021,2022 and 2023 were $1,319, $2,425 and $267, respectively.

As of February 28, 2022 and 2023, the weighted average remaining lease term were 5.2 years and 5.0 years, respectively, and weighted average discount rate were 5.1% and 5.2% for the Group’s operating leases, respectively.

Supplemental cash flow information of the leases were as follows:

	For the year ended,	For the year ended,
	February 28,	February 28,
	2022	2023
Cash payments for operating leases	$335,659	$50,347
Right-of-use assets obtained in exchange for operating lease liabilities	474,965	57,607

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2021, 2022 AND 2023

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

13.         LEASES-continued

The following is a maturity analysis of the annual undiscounted cash flows for lease liabilities as of February 28, 2023:

As of February 28,
Fiscal year ending	2023

February 2024	$44,089
February 2025	40,479
February 2026	30,261
February 2027	22,251
February 2028	17,239
Thereafter	33,825

Total future lease payments	$188,144
Less: Imputed interest	(30,422)

Present value of operating lease liabilities	$157,722

As of February 28, 2023, the Group has lease contracts that has been entered into but not yet commenced amounted to $8,653, and these contracts will commence during fiscal year 2024.

14.         INCOME TAXES

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation.

Hong Kong

TAL Hong Kong is established in Hong Kong and have been subject to a two-tiered income tax rate for taxable income earned in Hong Kong effectively since April 1, 2018. The first 2 million Hong Kong dollars of profits earned by a company are subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate of 16.5%, and each group of connected entities can nominate only one entity to benefit from the two-tiered tax rate. The provision for Hong Kong profits tax in the consolidated financial statements was immaterial for the years ended February 28, 2021, 2022 and 2023.

PRC

Effective from January 1, 2008, a new Enterprise Income Tax Law, or (“the New EIT Law”), combined the previous income tax laws for foreign invested and domestic invested enterprises in the PRC by the adoption of a unified tax rate of 25% for most enterprises with the following exceptions.

TAL Beijing was qualified as a High and New Technology Enterprises (“HNTE”) and was accordingly entitled to a preferential tax rate of 15% from calendar years 2014 through 2022 and is expected to be subject to an EIT rate of 15% as long as it maintains its status as an HNTE. TAL Beijing applied for Key Software Enterprise status for calendar year 2018 and 2019 and was approved which entitled TAL Beijing to enjoy the preferential tax rate of 10%. Accordingly, TAL Beijing applied 15% for calendar years 2020 through 2022 as an HNTE. TAL Beijing is in the process of renew its qualification of HNTE and is expected to be subject to an EIT rate of 15% for 2023 as long as it maintains its status as an HNTE.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2021, 2022 AND 2023

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

14.         INCOME TAXES - continued

PRC - continued

Yidu Huida was qualified as an HNTE and was accordingly entitled to a preferential tax rate of 15% from calendar years 2015 through 2022. Yidu Huida applied and qualified for Key Software Enterprise status for calendar year 2016, 2017, 2018 and 2019 which entitled Yidu Huida to enjoy the preferential tax rate of 10%. Accordingly, Yidu Huida applied 10% for calendar year 2016 to 2019 under the qualification of Key Software Enterprise and 15% for calendar years 2020 and 2021. For calendar year 2022, Yidu Huida is subject to EIT rate of 25%.

Beijing Xintang Sichuang was qualified as an HNTE and entitled to a preferential tax rate of 15% from calendar years 2014 through 2022 and is expected to be subject to an EIT rate of 15% as long as it maintains its status as an HNTE. Beijing Xintang Sichuang later applied and was qualified for Key Software Enterprise status for calendar year 2018 and 2019 and entitled to enjoy the preferential tax rate of 10%. Accordingly, Beijing Xintang Sichuang applied 15% for calendar years 2020 through 2022 as an HNTE. Beijing Xintang Sichuang is in the process of renew its qualification of HNTE and is expected to be subject to an EIT rate of 15% for 2023 as long as it maintains its status as an HNTE.

Beijing Yinghe Youshi Technology Co., Ltd. (“Yinghe Youshi”) was also qualified as an HNTE and was accordingly entitled to a preferential tax rate of 15% from calendar years 2016 through 2021. For calendar year 2022, Yinghe Youshi is subject to EIT rate of 25%.

Yizhen Xuesi was qualified as “Newly Established Software Enterprise” in calendar year 2017 and therefore it was entitled to a two-year exemption from EIT and a further reduction of tax rate to 12.5% from calendar years 2019 through 2021. For calendar years 2022, Yizhen Xuesi was subject to EIT rate of 25%.

Beijing Lebai Information Consulting Co., Ltd. (“Lebai Information”) was qualified as “Newly Established Software Enterprise” in calendar year 2018 and therefore it was entitled to a two-year exemption from EIT and a further reduction of tax rate to 12.5% from calendar years 2020 and 2021. For calendar year 2022, Lebai Information is subject to EIT rate of 25%.

Provision (benefits) for income tax consisted of the following:

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 28,
	2021	2022	2023

Current
- PRC income tax expenses	$161,488	$93,224	$19,894
Deferred
- PRC income tax expenses	(231,385)	303,768	117

Total	$(69,897)	$396,992	$20,011

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2021, 2022 AND 2023

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

14.         INCOME TAXES – continued

PRC - continued

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets and liabilities were as follows:

	As of	As of
	February 28,	February 28,
	2022	2023
Deferred tax assets:
Advertising expense and prepaid rental	252,996	194,423
Property and equipment	6,893	2,988
Impairment loss on long-term investments	46,000	41,412
Others	21,939	45,927
Tax losses carry-forward	249,134	323,066
Less: valuation allowance	(570,215)	(601,843)

Deferred tax assets, net	$6,747	$5,973

Deferred tax liabilities:
Intangible assets	184	57
Property and equipment	924	—
Others	572	1,506

Deferred tax liabilities	$1,680	$1,563

As of February 28, 2023, the Group had operating loss carry-forward of $1,345,525 from entities in the PRC to offset the future tax profit for five years, and the period was extended to ten years for entities which were qualified as HNTE in calendar year 2018 and thereafter. The Company operates its business through its subsidiaries, the VIEs and VIEs’ subsidiaries and schools. The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs and their subsidiaries and schools may not be used to offset other subsidiaries’ or VIEs’ earnings within the Group. Valuation allowance is considered on each individual subsidiary and VIE basis. Valuation allowance of $570,215 and $601,843 was recorded as of February 28, 2022 and 2023, respectively, in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

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

FOR THE YEARS ENDED FEBRUARY 28, 2021, 2022 AND 2023

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

14.         INCOME TAXES – continued

PRC - continued

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group has concluded that there are no significant uncertain tax positions requiring recognition in financial statements for the years ended February 28, 2021, 2022 and 2023. The Group did not incur any significant interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future years.

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

Reconciliation between the provision for income taxes computed by applying the PRC EIT rates of 25% in fiscal year 2021, 2022 and 2023 to income before provision for income tax and the actual provision for income tax was as follows:

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 28,
	2021	2022	2023

Loss before provision for income tax	$(224,623)	$(778,130)	$(109,719)
PRC statutory income tax rate	25%	25%	25%

Income tax at statutory income tax rate	(56,156)	(194,533)	(27,430)
Effect of non-deductible expenses and loss and super deduction expenses	2,466	108,961	(10,200)
Effect of income tax exemptions and preferential tax rates	(98,368)	(68,090)	(47,062)
Effect of income tax rate difference in other jurisdictions	60,806	97,306	75,598
Change in valuation allowance	21,355	453,348	29,105

Income tax (benefit) / expense	$(69,897)	$396,992	$20,011

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2021, 2022 AND 2023

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

14.         INCOME TAXES – continued

PRC - continued

If Yidu Huida, TAL Beijing, Beijing Xintang Sichuang, Yinghe Youshi, Lebai Information and Yizhen Xuesi did not enjoy income tax exemptions and preferential tax rates for the years ended February 28, 2021, 2022 and if Yidu Huida, TAL Beijing, Beijing Xintang Sichuang and Yizhen Xuesi did not enjoy income tax exemptions and preferential tax rates for the years ended February 28, 2023, the increase in income tax expenses and the net loss per share amounts would be as follows:

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 28,
	2021	2022	2023

Increase in income tax expenses	$98,368	$68,090	$47,062
Net loss per common share-basic	$(1.05)	$(5.61)	$(0.86)
Net loss per common share-diluted	$(1.05)	$(5.61)	$(0.86)

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

The Chinese tax authorities clarified that distributions made out of earnings prior to but distributed after January 1, 2008 will not be subject to withholding tax. The aggregate undistributed earnings of the Company’s subsidiaries, VIEs and VIEs’ subsidiaries and schools located in the PRC that are available for distribution are $3,112,055 and $2,776,339 as of February 28, 2022 and 2023, respectively. Upon distribution of such earnings, the Company will be subject to PRC taxes, the amount of which is impractical to estimate. The Company did not record any withholding tax on any of the aforementioned undistributed earnings because it intends to permanently reinvest all earnings in China and the aforementioned subsidiaries do not intend to declare dividends to the Company.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2021, 2022 AND 2023

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

During the years ended February 28, 2021, 2022 and 2023, 2,000, 17,785,600 and nil Class B common shares were converted into 2,000, 17,785,600 and nil Class A common shares, respectively.

During the years ended February 28, 2021, 2022 and 2023, 2,240,585, 2,455,216 and 2,310,009 Class A common shares were issued in connection with vested shares, representing 6,721,755, 7,365,648 and 6,930,027 ADSs, respectively.

During the years ended February 28, 2021, 2022 and 2023, 359,178, 56,296 and 26,092 Class A common shares were issued upon exercise of share options, representing 1,077,534, 168,888 and 78,276 ADSs, respectively.

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

On April 28, 2022, the Company’s board of directors authorized to extend its share repurchase program launched in April 2021 by 12 months. Pursuant to the extended share repurchase program, the Company may repurchase up to $803.7 million of its common shares through April 30, 2023 in accordance with applicable rules and regulations. During the year ended February 28, 2023, the Company repurchased 5,959,339 Class A common shares at an aggregate consideration of $66,368.

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

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2021, 2022 AND 2023

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

16.         NET LOSS PER SHARE

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 28,
	2021	2022	2023

Numerator:
Net loss attributable to TAL Education Group’s shareholders	$(115,990)	$(1,136,115)	$(135,612)

Numerator used for calculation of diluted net loss per share	$(115,990)	$(1,136,115)	$(135,612)

Denominator:
Weighted average shares outstanding
Basic	203,603,391	214,825,470	212,575,277

Denominator for diluted net loss per share (i)	203,603,391	214,825,470	212,575,277

Net loss per common share attributable to TAL Education Group’s shareholders-basic (ii)	$(0.57)	$(5.29)	$(0.64)
Net loss per common share attributable to TAL Education Group’s shareholders-diluted	$(0.57)	$(5.29)	$(0.64)
(i)	For the years ended February 28, 2021, 2022 and 2023, 9,479,522, 9,060,041 and 8,805,748 potential shares outstanding due to non-vested shares and share options were excluded from the calculation due to their anti-dilutive effect resulted from net loss reported in fiscal year 2021, 2022 and 2023, respectively.
(ii)	The Company’s common shares are divided into Class A and Class B common shares. Holders of Class A and Class B common shares have the same dividend rights. Therefore, the Company does not present net loss per share for each separate class.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2021, 2022 AND 2023

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

17.         RELATED PARTY TRANSACTIONS

The Group had the following balances and transactions with related parties:

Balances:

	As of	As of
	February 28,	February 28,
	2022	2023

Amounts due from related parties-current (i)	$919	$423
Amounts due from related parties-non-current (i)	$77	$—
Amounts due to related parties-current (ii)	$205	$100

Transactions:

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 28,
	2021	2022	2023

Services fees	$3,745	$2,948	$299
Other revenue	$1,680	$1,295	$339
Purchase of equipment	$804	$581	$—
(i)	The amounts due from related parties represent loans and prepayments to certain investees for service fees.

In fiscal year 2021, 2022 and 2023, the Group recorded $16,087, $2,135 and $293 impairment loss on the amounts due from related parties.

(ii)	The amounts due to related parties primarily related to service fees payable to related parties.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2021, 2022 AND 2023

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

18.         COMMITMENTS AND CONTINGENCIES

Capital commitment

Capital commitment for construction of property and purchase of property, plant and equipment were $193,659 as of February 28, 2023, a substantial majority of which were for the construction projects in Beijing and Jiangsu. The amount within one year for the capital commitment was $133,483 and $60,176 thereafter.

Lease property management fee commitment

Future minimum payments under non-cancelable agreements for property management fees as of February 28, 2023 were as follows:

Fiscal year ending
February 2024	$5,177
February 2025	4,241
February 2026	2,654
February 2027	2,261
February 2028	1,855
Thereafter	4,239

Total	$20,427

Investment commitment

The Group was obligated to pay $1,083 for several long-term investments under various arrangements as of February 28, 2023 with payment due within one year.

Contingencies

As of February 28, 2023, the Group remains in the process of preparing filings and applying for permits of certain learning centers. The Group cannot reasonably estimate the contingent liability of without the filling of the permit; no liabilities is recorded as of February 28, 2023.

During June and July 2018, two putative shareholder class action lawsuits were filed against the Company and certain officers of the Company in the U.S. District Court for the Southern District of New York (“the Court”). These class actions seek to recover damages caused by the Company’s alleged violations of the federal securities laws and pursue remedies under the Securities Exchange Act of 1934 and Rule 10b-5. In September 2018, the Court consolidated the two lawsuits as one case. In November 2021, the Courted granted final approval of the class action settlement reached by the Company and the plaintiffs, and the settlement is fully covered by the insurance policy.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2021, 2022 AND 2023

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

18.         COMMITMENTS AND CONTINGENCIES - continued

Contingencies - continued

On February 4, 2022, a complaint of purported securities class action, or the Initial Complaint, was filed against the Company and certain of its current and former executives in the U.S. District Court for the Southern District of New York (the “2022 Class Action”). The complaint alleges that the Company made misrepresentations and misleading disclosures between April 26, 2018 and July 22, 2021 about Chinese laws governing the tutoring industry and the Company’s compliance with them. On April 7, 2022, the Court endorsed an application the Company filed to stay its obligation to respond to the Initial Complaint until after the Court appoints a lead plaintiff. On October 12, 2022, the Court appointed two co-lead plaintiffs. On October 19, 2022, the co-lead plaintiffs filed an amended complaint. On February 10, 2023, the company filed a motion to dismiss the amended complaint. On March 27, 2023, the lead plaintiff filed an opposition to the company’s motion to dismiss. On April 26, 2023, the Company filed a reply to the lead plaintiff’s opposition. The Court has not yet ruled on the motion to dismiss.

Separately, on March 29, 2023, a complaint of putative securities class action was filed against the Company and an executive in the U.S. District Court for the District of New Jersey (the “2023 Class Action”). The complaint alleges that the Company made misrepresentations and misleading disclosures between June 14, 2022 and March 14, 2023 about its compliance with Chinese laws and regulations. The Company has not yet been served with the complaint and no lead plaintiff has been appointed by the court for this action.

As the lawsuits related to the 2022 Class Action and 2023 Class Action are in its preliminary status, the amount of potential loss, if any, associated with the resolution of such lawsuit, cannot be reasonably estimated at this time. As a result, the Company did not record any liabilities pertaining to the class action lawsuit.

The SEC’s Division of Enforcement has requested the Company to provide documents and information relating to certain transactions discussed in a series of reports issued by Muddy Waters Capital LLC in 2018, issues related to the “Light Class” business the Company announced in April 2020, as well as the subsequent internal reviews and other related information.

Based on the current progress and information available, the Company does not believe it has sound basis to predict the outcome of the class action lawsuits and the SEC’s inquiries as well as the contingent losses it may incur. Therefore, no accrual for contingency loss was recognized in the consolidated statements of operations.

From time to time, the Group may be subject to other legal proceedings and claims incidental to the conduct of its business. The Group accrues the liability when the loss is probable and reasonably estimable.

19.         SEGMENT INFORMATION

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

20.         MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. Total provisions for such employee benefits were $289,416, $323,292 and $99,349 for the years ended February 28, 2021, 2022 and 2023, respectively.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2021, 2022 AND 2023

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

In the private school sector, the PRC laws and regulations require that certain amount should be set aside as development fund prior to payments of dividends. In the case of for-profit private school, this amount should be no less than 10% of the audited annual net income of the school, while in the case of a non-profit private school, this amount should be no less than 10% of audited annual increase in the non-restricted net assets of the school, if any.

The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital of the entities. For the years ended February 28, 2022 and 2023, the Group made apportions of $40,489 and reversed $802 to the statutory surplus reserve, respectively, and reversed $7,412 and made $6,793 to the development fund, respectively.

As a result of these PRC laws and regulations and the requirement that distribution by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserve of the Company’s PRC subsidiaries, the VIEs and VIEs’ subsidiaries and schools. As of February 28, 2022 and 2023, paid-in capital balance of such entities was $789,132 and $694,817, respectively, and statutory reserve balance was $154,362 and $160,353, respectively. The total of restricted net assets as of February 28, 2022 and 2023 was therefore $943,494 and $855,170, respectively.

22.         SHARE-BASED COMPENSATION

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

In June 2020, the Company adopted the 2020 Share Incentive Plan. The 2020 Plan permits the grant of options to purchase Class A common shares, restricted shares, restricted share units and other instruments as deemed appropriate by the administrator under the plan. Pursuant to the 2020 Plan, the maximum aggregate number of shares that may be issued pursuant to all awards (including incentive share options) (the “Award Pool”) is initially five percent (5)% of the total issued and outstanding shares as of the effective date of the 2020 Plan, provided that (A) the Award Pool shall be increased automatically if and whenever the number of shares that may be issued pursuant to ungranted awards under the 2020 Plan (the “Ungranted Portion”) accounts for less than one percent (1)% of the then total issued and outstanding shares of the Company, so that for each automatic increase, the Ungranted Portion immediately after such increase shall equal five percent (5)% of the then total issued and outstanding shares of the Company, and (B) the size of the Award Pool shall be equitably adjusted in the event of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, consolidation or similar transactions.

The Company’s 2010 Share Incentive Plan has ceased to be used for grants of future awards upon the effectiveness of the 2020 Plan.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2021, 2022 AND 2023

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

22.         SHARE-BASED COMPENSATION – continued

Non-vested shares – service condition

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

During the year ended February 28, 2023, the Company granted 2,891,157 service-based non-vested shares to employees and directors which generally vest annual in equal batches over a period of 0 to 10 years.

The activities of non-vested shares granted with service condition were summarized as follows:

	Service Condition
	Number of	Weighted
	non-vested	average grant date
	shares	fair value

Outstanding as of February 28, 2022	8,234,467	50.55

Granted	2,891,157	11.16
Forfeited	1,343,851	43.59
Vested	2,179,432	52.33

Outstanding as of February 28, 2023	7,602,341	36.29

The Company recorded compensation expense of $146,410, $125,596 and $93,466 for the years ended February 28, 2021, 2022 and 2023 related to service-based non-vested shares, respectively.

As of February 28, 2023, the unrecognized compensation expense related to the service-based non-vested share awards amounted to $192,498, which is expected to be recognized over a weighted-average period of 3.4 years. The total fair value of service-based non-vested shares that vested during the years ended February 28, 2021, 2022 and 2023 was $111,331, $145,265 and $114,050, respectively.

Non-vested shares – performance condition

During the year ended February 28, 2023, the Company granted 7,079 performance-based non-vested shares to employees which generally vest annual in equal batches over a period of 0 to 4 years. The vesting of awards is subject to the satisfaction of both a service and performance condition based on individual performance evaluations.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2021, 2022 AND 2023

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

22.         SHARE-BASED COMPENSATION – continued

Non-vested shares – performance condition - continued

The activities of non-vested shares granted with performance condition were summarized as follows:

	Performance Condition
	Number of	Weighted
	non-vested	average grant date
	shares	fair value

Outstanding as of February 28, 2022	359,149	164.42

Granted	7,079	195.51
Forfeited	52,238	179.43
Vested	130,577	154.37

Outstanding as of February 28, 2023	183,413	168.50

The Company recorded compensation expense related to performance-based non-vested shares of $54,556, $45,147 and $11,608 for the years ended February 28, 2021,2022 and 2023, respectively.

As of February 28, 2023, the unrecognized compensation expense related to the performance-based non-vested share awards amounted to $26,329, which is expected to be recognized over a weighted-average period of 2.8 years.

The total fair value of performance-based non-vested share that vested was nil, $65,961 and $20,157 for the years 2021, 2022 and 2023, respectively.

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

During the year ended February 28, 2023, the Company granted 579,661 share options to employees at exercise prices ranging from $0.03 to $18.32. These share options vest annually in equal batches over a period from 3 to 5 years.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2021, 2022 AND 2023

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

22.         SHARE-BASED COMPENSATION – continued

Share options - continued

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants during the applicable periods:

	For the year ended	For the year ended	For the year ended
	February 28, 2021	February 28, 2022	February 28, 2023
Risk-free interest rate(1)	0.31%‑0.51%	0.96%-1.06%	2.80%-2.88%
Expected life (years)(2)	6.25‑7.43	6.00-6.50	6.13-6.57
Expected dividend yield(3)	0%	0%	0%
Volatility(4)	35.8%‑35.9%	37.4%-58.3%	64.8%-68.4%
Fair value of options at grant date per share	$65.55 to $90.06	$4.02 to $74.82	$7.98 to $8.83
(1)	Risk-free interest rate

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

FOR THE YEARS ENDED FEBRUARY 28, 2021, 2022 AND 2023

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

22.         SHARE-BASED COMPENSATION – continued

Share options - continued

The activities of share options for the year ended February 28, 2023 were as follows:

		Weighted	Weighted	Aggregate
		average	average remaining	intrinsic
	Number	exercise price	contractual	value
Share options	of shares	(US$)	life (Years)	(US$)

Outstanding as of February 28, 2022	466,425	20.00	6.54	1,049

Granted	579,661	1.54	—	—
Exercised	26,092	6.41	—	—

Outstanding as of February 28, 2023	1,019,994	9.88	7.67	14,898

Vested and expected to vest as of February 28, 2023	1,019,994	9.88	7.67	14,898
Exercisable as of February 28, 2023	390,008	17.67	5.73	3,859

The Company recorded compensation expense of $3,979, $4,089 and $3,497 for the years ended February 28, 2021,2022 and 2023 related to share options, respectively.

Total intrinsic value of options exercised for the years ended February 28, 2021,2022 and 2023 was $74,154, $6,034 and $242, respectively. The total fair value of options vested during the years ended February 28, 2021,2022 and 2023 was $4,315, $4,029 and $2,490 respectively.

As of February 28, 2023, there was $7,997 unrecognized share-based compensation expense related to share options, which is expected to be recognized over a weighted-average vesting period of 3.5 years.

The total compensation expense is recognized on a straight-line basis over the respective vesting periods. The Group recorded the related compensation expense of $204,945, $174,832 and $108,571 for the years ended February 28, 2021, 2022 and 2023, respectively.

TAL EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2021, 2022 AND 2023

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

22.         SHARE-BASED COMPENSATION – continued

Table below shows the summary of share-based compensation expense:

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 28,
	2021	2022	2023

Cost of revenues	$1,803	$1,134	$11,319
Selling and marketing expenses	56,609	53,850	30,662
General and administrative expenses	146,533	119,848	66,590

Total	$204,945	$174,832	$108,571

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

23.         SUBSEQUENT EVENT

In April 2023, the Company’s board of directors authorized to extend its share repurchase program launched in April 2021 by 12 months. Pursuant to the extended share repurchase program, the Company may repurchase up to approximately $737.4 million of its common shares through April 30, 2024. After the announcement of the extension of the share repurchase program, the Company has repurchased 8,645,334 common shares at an aggregate consideration of approximately $ 151.3 million up to date of this report.

In April and May 2023, the Company entered into two definitive agreements to invest in certain private companies with a total consideration of approximately $ 25.8 million, among which $22.9 million was paid in May 2023. The Company is in the process of determining the accounting treatment of those investments.