Form 20-F
period 2024-02-29
TAL Education Group
filed 2024-05-31
CIK 1499620

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 29, 2024.

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

As of February 29, 2024, 152,253,821 Class A common shares, par value $0.001 per share, and 49,153,604 Class B common shares, par value $0.001 per share, were outstanding.

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

☒ Large accelerated filer         ☐ Accelerated filer         ☐ Non-accelerated filer         ☐ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404 (b) of the Sarbanes - Oxley Act (15 U.S.C. 7262 (b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

INTRODUCTION

In this annual report, except where the context otherwise requires, unless otherwise indicated and for purposes of this annual report only:

●	“ADSs” refers to our American depositary shares, each three of which represent one Class A common share;
●	“AI” refers to artificial intelligence;
●	“China” or “PRC” refers to the People’s Republic of China, and only in the context of describing PRC laws, regulations and other legal or tax matters in this annual report, excludes Taiwan, Hong Kong and Macau;
●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;
●	“K-12” refers to the year before the first grade through the last year of high school;
●	“K-9 Academic AST Services” refers to after-school tutoring services on academic subjects offered to students from kindergarten through grade nine;
●	“RMB” or “Renminbi” refers to the lawful currency of China;
●	“shares” or “common shares” refers to our Class A and Class B common shares, par value $0.001 per share;
●	“$,” “US$” or “U.S. dollars” refers to the lawful currency of the United States;
●	“U.S. GAAP” refers to generally accepted accounting principles in the United States;
●	“VIEs” refers to variable interest entities including, among others, Beijing Xueersi Network Technology Co., Ltd., or Xueersi Network, Beijing Xueersi Education Technology Co., Ltd., or Xueersi Education, and Xinxin Xiangrong Education Technology (Beijing) Co., Ltd. (previously known as Beijing Dididaojia Education Technology Co., Ltd.), or Xinxin Xiangrong, all of which are domestic companies incorporated in the PRC in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for an illustrative diagram of our corporate structure;
●	“VIE Subsidiaries” refers to the VIEs’ direct and indirect subsidiaries and schools;
●	“VIE Contractual Arrangements” refer to the series of contractual agreements, including exclusive business service agreements, call option agreements, equity pledge agreements, letters of undertaking, and power of attorney agreements entered into by and among our subsidiaries incorporated in the PRC, or PRC subsidiaries, the VIEs and their respective equity holders, and VIE Subsidiaries; and
●	“we,” “us,” “our company” and “our” refer to TAL Education Group, which is not a PRC operating company but a Cayman Islands holding company, and its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs and VIE Subsidiaries. We primarily conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements, and VIE Subsidiaries. This structure entails unique risks to investors. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Corporate Structure” for more details.

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenient translations from Renminbi to U.S. dollars in this annual report on Form 20-F were made at a rate of RMB7.1977 to $1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on February 29, 2024. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

Item 3.  Key Information

Our Holding Company Structure and VIE Contractual Arrangements

TAL Education Group is not a PRC operating company but a Cayman Islands holding company. We primarily conduct our operations in China through (i) our PRC subsidiaries, and (ii) the VIEs with which we have maintained contractual arrangements, and VIE Subsidiaries. The PRC laws and regulations impose foreign investment restrictions and license requirements on certain learning business and value-added telecommunication services. Therefore, we operate a substantial majority of such business in China through the VIEs and VIE Subsidiaries and rely on contractual arrangements among our PRC subsidiaries, the VIEs and their nominee equity holders, and VIE Subsidiaries, or VIE Contractual Arrangements, to control the business operations of the VIEs and VIE Subsidiaries. Accordingly, we are considered the primary beneficiary of these entities, whose financial results are consolidated in TAL Education Group’s consolidated financial statements under the U.S. GAAP for accounting purposes. Net revenues contributed by the VIEs and VIE Subsidiaries accounted for 95.5%, 84.9% and 82.6% of our net revenues in the fiscal years ended February 28, 2022, 2023 and February 29, 2024, respectively. As used in this annual report, “we,” “us,” “our company,” and “our” refers to TAL Education Group, a Cayman Islands company, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs and VIE Subsidiaries. As of the date of this annual report, all of the VIEs and VIE Subsidiaries are domestic companies incorporated in the PRC in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on the VIE Contractual Arrangements in accordance with U.S. GAAP. Investors of our ADSs are not purchasing the equity interest in the VIEs or VIE Subsidiaries in China, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands, and may never hold equity interests in the VIEs or VIE Subsidiaries.

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

(ii) call option agreements, pursuant to which the respective equity holders of the VIEs unconditionally and irrevocably granted TAL Beijing or its designated party an exclusive option to purchase from the equity holders part or all of the equity interests in the respective VIEs for the minimum amount of consideration permitted by the applicable PRC laws and regulations under the circumstances where TAL Beijing or its designated party is permitted under PRC laws and regulations to own all or part of the equity interests of the respective VIEs or where we otherwise deem it necessary or appropriate to exercise the option, and TAL Beijing has sole discretion to decide when to exercise the option, and whether to exercise the option in part or in full;

(iii) equity pledge agreements, as supplemented, pursuant to which the respective equity holders of the VIEs unconditionally and irrevocably pledged all of their equity interests in the respective VIEs to TAL Beijing to guarantee performance of the obligations of the respective VIEs and VIE Subsidiaries under the technology support and service agreements with TAL Beijing;

(iv) letters of undertaking, pursuant to which all equity holders of the VIEs covenanted with and undertook to TAL Beijing that, if, as the respective equity holders of the VIEs, such equity holders receive any dividends, interests, other distributions or remnant assets upon liquidation from the respective VIEs, such equity holders shall, to the extent permitted by applicable laws, regulations and legal procedures, remit all such income after payment of any applicable tax and other expenses required by laws and regulations to TAL Beijing without any compensation therefore; and

(v) power of attorney agreements, pursuant to which each of the equity holders of the VIEs has executed an irrevocable power of attorney appointed TAL Beijing, or any person designated by TAL Beijing as their attorney-in-fact to vote on their behalf on matters of the respective VIEs requiring shareholder approval, and TAL Beijing has the ability to exercise effective control over each of the VIEs respectively through shareholder votes and, through such votes, to also control the composition of the board of directors.

In addition, the spouse of each individual equity holder (as applicable) of the VIEs has entered into a spousal consent letter to acknowledge that she is aware of, and consents to, the execution by her spouse of the call option agreement described above. Each such spouse further agrees that she will not take any actions or raise any claims to interfere with performance by her spouse of the obligations under the above mentioned agreements.

Terms contained in each set of the VIE Contractual Arrangements are substantially similar. As a result of the VIE Contractual Arrangements, we have effective control over and are considered the primary beneficiary of the VIEs for accounting purposes, and we have consolidated the financial results of the VIEs and VIE Subsidiaries in our consolidated financial statements.

The following diagram sets out details of our significant subsidiaries, VIEs and VIE Subsidiaries as of February 29, 2024.

TAL Education Group
(Cayman Islands)
100%
TAL Holding Limited
(Hong Kong)
Offshore
Onshore
100%
100%
Pengxin TAL Industrial Investment (Shanghai) Co., Ltd.
100%
Beijing Century TAL Education Technology Co., Ltd.
Beijing Xintang Sichuang Education Technology Co., Ltd.
100% Sponsorship interest
schools
100% or Majority
subsidiaries
Bangxin Zhang(1) 56.5%
Yundong Cao 26.0%
Yachao Liu(2) 10.0%
Yunfeng Bai 7.5%
100%
Beijing Xueersi Education Technology Co., Ltd.
Sponsorship interest(3)
schools
100% or Majority
subsidiaries
Bangxin Zhang(1) 56.5%
Yundong Cao 26.0%
Yachao Liu(2) 10.0%
Yunfeng Bai 7.5%
100%
Beijing Xueersi Network Technology Co., Ltd.
Sponsorship interest
schools
100%
100% or Majority
subsidiaries
Beijing Keletang Technology Co., Ltd
100%
Xinxin Xiangrong Education Technology (Beijing) Co., Ltd.
Sponsorship interest
schools
100%
100% or Majority
subsidiaries
Equity interest
Contractual interest

(1)	Mr. Bangxin Zhang is our chairman and chief executive officer who owned 27.5% of the common shares and 73.2% of the voting power of TAL Education Group as of April 30, 2024.
(2)	Mr. Yachao Liu is our director and chief operating officer who owned 4.2% of the common shares and 5.4% of the voting power of TAL Education Group as of April 30, 2024.

(3)	Among these schools, certain schools’ majority ownership are directly or indirectly held by Xueersi Education, and the remaining minority ownership are directly or indirectly held by Xueersi Network. For the other schools, Xueersi Education held either 100% or majority ownership for which the remaining minority ownership were held by third parties.

However, the VIE Contractual Arrangements may not be as effective as direct ownership in providing us with control over the VIEs. If we had direct ownership of the VIEs, we would be able to exercise our rights as an equity holder to effect changes in the board of directors of these entities, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the VIE Contractual Arrangements, we rely on the performance by the VIEs and their respective equity holders of their obligations under the contracts to exercise control over and receive economic benefits from the VIEs. In addition, we cannot assure you that when conflicts of interest arise, any or all of the individual equity holders will act in the best interests of our company or such conflicts will be resolved in our favor. In addition, these individual equity holders may breach, or cause the VIEs to breach, or refuse to renew, the existing VIE Contractual Arrangements. If we cannot resolve any conflict of interest or dispute between us and these individual equity holders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings. As such, we may incur substantial costs to enforce the terms of the VIE Contractual Arrangements. In addition, the VIE Contractual Arrangements have not been tested in a court of law as of the date of this annual report. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on the VIE Contractual Arrangements for our operations in China, which may not be as effective in providing operational control as direct ownership” and “—The legal owners of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition” for further details.

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

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, regulations on the use of variable interest entities, and oversight on cybersecurity and data privacy. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC, of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in the mainland of China and Hong Kong, including our auditor. In July 2022, the SEC conclusively listed us as a “covered issuer,” or SEC-Identified Issuer, under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended February 28, 2022. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed the mainland of China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as an SEC-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended February 28, 2023 and do not expect to be identified so after we file this annual report on Form 20-F.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in the mainland of China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in the mainland of China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as an SEC-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as an SEC-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors of the benefits of such inspections.” and “—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in the mainland of China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Government Authorities for Our Operations

We primarily conduct our business through our subsidiaries and the VIEs and VIE Subsidiaries in China. Our operations in China are governed by the PRC laws and regulations. As of the date of this annual report, other than disclosed in “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are required to obtain various operating licenses and permits and to make registrations and filings for our current business in China; failure to comply with these requirements may materially and adversely affect our business and results of operations”, “—Risks Related to Doing Business in China—If we fail to obtain and maintain licenses, permits or approvals or to complete registrations and filings required under the evolving regulatory regime for online learning in China, our business, financial condition and results of operations may be materially and adversely affected,” and “—Risks Related to Doing Business in China—Our introduction and use of AI may not be successful and may present business, compliance, and reputational challenges which could lead to operational or reputational damage, competitive harm, legal and regulatory risk, and additional costs, any of which could materially and adversely affect our business, financial condition, and results of operations,” based on the advice of our PRC counsel, we believe our PRC subsidiaries and the VIEs and VIE Subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are necessary for their material business operations in China, including, among others, the private school operating permit, license for internet information services, or ICP license, the License for the Production and Operation of Radio and Television Program, the Permit for Operating Publications Business and the security assement and algorithm filing related to generative AI services.

Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings, or approvals for our business operations.

Furthermore, in connection with our issuance of securities to foreign investors in the past, under current PRC laws, regulations, and rules, as of the date of this annual report, we, our PRC subsidiaries, and the VIEs and VIE Subsidiaries (i) have not been required to obtain permissions from or complete filings with the China Securities Regulatory Commission, or the CSRC, (ii) have not been required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or have not been denied such requisite permissions by the CSRC or the CAC. Our PRC counsel has consulted the relevant government authorities, which acknowledged that, under the currently effective PRC laws and regulations, a company already listed in a foreign stock exchange before promulgation of the latest Cybersecurity Review Measures is not required to go through a cybersecurity review by the CAC to conduct a securities offering or maintain its listing status on the foreign stock exchange on which its securities have been listed. Therefore, we believe that under the currently effective PRC laws and regulations, we are not required to go through a cybersecurity review by the CAC for conducting a securities offering or maintain our listing status on the New York Stock Exchange, or NYSE. In addition, on February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, effective on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. Pursuant to the press conference held by CSRC for the release of the Overseas Listing Trial Measures and the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, domestic companies that have been listed on a foreign stock exchange prior to the effective date of the Overseas Listing Trial Measures are not required to complete filing with the CSRC to maintain their listing status on the foreign stock exchange, but are required to file with the CSRC within three working days after such domestic companies complete a securities offering on the foreign stock exchange on which their securities have been listed. Since the Overseas Listing Trial Measures were newly promulgated, there are substantial uncertainties as to its interpretation, application and enforcement. If the filing procedure with the CSRC under the Overseas Listing Trial Measures is required for any future offerings, listing or any other capital raising activities by us, it is uncertain whether we could complete the filing procedure in a timely manner, or at all. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC laws, and, if required, we cannot predict whether or for how long we will be able to obtain such approvals or complete such filings.”

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

For the years ended February 28, 2022, 2023 and February 29, 2024, TAL Education Group, through its intermediate holding companies, provided capital contributions of $110.2 million, nil and nil to its subsidiaries in China, respectively. TAL Education Group provided $70.8 million, nil and nil, respectively, to other members in the Multinational Enterprise Group, for the years ended February 28, 2022, 2023 and February 29, 2024. For the years ended February 28, 2022, 2023 and February 29, 2024, there was no repayment from other members in the Multinational Enterprise Group to TAL Education Group.

(ii) Our subsidiaries, including our PRC subsidiaries, could declare dividends or other distributions to their shareholders and eventually to TAL Education Group. As of the date of this annual report, no dividends or distributions have been made to TAL Education Group by our PRC subsidiaries or other subsidiaries. Our PRC subsidiaries are permitted to pay dividends to their shareholders and eventually to TAL Education Group only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Such payment of dividends by entities registered in China is subject to limitations, which could result in limitations on the availability of cash to fund dividends or make distributions to shareholders of our securities. The amount of dividends paid by our PRC subsidiaries to us primarily depends on the service fees paid to our PRC subsidiaries from the VIEs and VIE Subsidiaries, and, to a lesser degree, our PRC subsidiaries’ retained earnings. For any amounts owed by the VIEs and VIE Subsidiaries to our PRC subsidiaries under the VIE Contractual Arrangements, unless otherwise required by the PRC tax authorities, we are able to have such amounts settled without limitations under the currently effective PRC laws and regulations, provided that the VIEs and VIE Subsidiaries have sufficient funds to do so and that the VIEs and VIE Subsidiaries, if they are in the form of non-enterprise institution, follow the principles of openness, fairness and impartiality, set prices reasonably and establish appropriate decision-making processes, and do not damage the interests of the state, the non-enterprise institution, teachers or students when conducting such transactions. In the fiscal years ended February 28, 2022, 2023 and February 29, 2024, our relevant PRC subsidiaries collectively charged $1,174.6 million, $96.2 million and $201.1 million in service fees, respectively, to the VIEs and VIE Subsidiaries. The VIEs and VIE Subsidiaries collectively paid $839.9 million, $316.1 million and $196.4 million in service fees to relevant PRC subsidiaries in the fiscal years ended February 28, 2022, 2023 and February 29, 2024, respectively. As of February 28, 2022, 2023 and February 29, 2024, the balance of the amount payable for the service fees was $752.2 million, $532.3 million and $537.0 million, respectively. The VIEs and VIE Subsidiaries collected net proceeds from relevant PRC subsidiaries of $1,536.3 million in the fiscal year ended February 28, 2022, provided net funds to relevant PRC subsidiaries of $108.5 million in the fiscal year ended February 28, 2023 and collected net proceeds from relevant PRC subsidiaries of $31.1 million in the fiscal year ended February 29, 2024.

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

The table above has been prepared under the assumption that all profits of the VIEs and VIE Subsidiaries will be distributed as fees to TAL Beijing under tax-neutral contractual arrangements. If, in the future, the accumulated earnings of the VIEs and VIE Subsidiaries exceed the service fees paid to TAL Beijing (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by PRC tax authorities), the VIEs and VIE Subsidiaries could make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in the VIEs and VIE Subsidiaries. This would result in such transfer being non-deductible expenses for the VIEs and VIE Subsidiaries but still taxable income for our PRC subsidiaries. Such a transfer and the related tax burdens would reduce our after-tax income. Our management believes that there is only a remote possibility that this scenario would happen.

Financial Information Related to the VIEs and VIE Subsidiaries

The following table presents the condensed consolidating schedule of financial position for the VIEs and VIE Subsidiaries and other entities as of the dates presented.

Selected Condensed Consolidated Statements of Operations Information

	For the Year Ended February 29, 2024
			VIEs and
			VIE			Consolidated
	The Company	WFOEs(1)	Subsidiaries	Others	Eliminations	Total

	US$
	(In thousands)
Third-party net revenues	—	197,856	1,230,855	61,729	—	1,490,440
Inter-company revenues	—	324,271	51,595	3,413	(379,279)	—
Total costs and operating expenses	(60,915)	(542,655)	(1,277,759)	(73,382)	378,597	(1,576,114)
Income from government subsidies and non-operations	63,764	17,698	7,293	26,531	(12,129)	103,157
Income/(loss) from subsidiaries and VIEs	3,357	3,771	—	(1,650)	(5,478)	—
Income before income tax and (loss)/income from equity method investments	6,206	941	11,984	16,641	(18,289)	17,483
Less: income tax expenses	(1,852)	(2,632)	(10,390)	(505)	—	(15,379)
(Loss)/income from equity method investments	(7,927)	—	1,685	—	—	(6,242)
Net (loss)/income	(3,573)	(1,691)	3,279	16,136	(18,289)	(4,138)

	For the Year Ended February 28, 2023
			VIEs and
			VIE			Consolidated
	The Company	WFOEs(1)	Subsidiaries	Others	Eliminations	Total

	US$
	(In thousands)
Third-party net revenues	—	112,260	865,846	41,666	—	1,019,772
Inter-company revenues	—	107,282	30,204	428	(137,914)	—
Total costs and operating expenses	(117,005)	(297,313)	(782,753)	(50,217)	114,103	(1,133,185)
(Loss)/income from government subsidies and non-operations	(138,504)	81,786	63,419	(24,620)	21,613	3,694
Income from subsidiaries and VIEs	123,668	153,225	—	158,557	(435,450)	—
(Loss)/income before income tax and income/(loss) from equity method investments	(131,841)	157,240	176,716	125,814	(437,648)	(109,719)
Less: income tax (expenses)/benefits	(1,796)	1,318	(19,630)	(246)	343	(20,011)
Loss from equity method investments	(1,975)	—	(273)	—	—	(2,248)
Net (loss)/income	(135,612)	158,558	156,813	125,568	(437,305)	(131,978)

	For the Year Ended February 28, 2022
			VIEs and
			VIE			Consolidated
	The Company	WFOEs(1)	Subsidiaries	Others	Eliminations	Total

	US$
	(In thousands)
Third-party net revenues	—	177,551	4,193,212	20,144	—	4,390,907
Inter-company revenues	—	1,173,049	11,449	5,175	(1,189,673)	—
Total costs and operating expenses	(521,184)	(812,986)	(4,812,029)	(70,319)	1,190,283	(5,026,235)
(Loss)/income from government subsidies and non-operations	(125,514)	9,534	(20,547)	2,157	(8,432)	(142,802)
Loss from subsidiaries and VIEs	(501,143)	(918,903)	—	(452,185)	1,872,231	—
Loss before income tax and income/(loss) from equity method investments	(1,147,841)	(371,755)	(627,915)	(495,028)	1,864,409	(778,130)
Less: income tax (expenses)/benefits	—	(80,454)	(316,832)	294	—	(396,992)
Income/(loss) from equity method investments	11,726	—	(939)	—	—	10,787
Net loss	(1,136,115)	(452,209)	(945,686)	(494,734)	1,864,409	(1,164,335)

Selected Condensed Consolidated Balance Sheets Information

	As of February 29, 2024
			VIEs and
			VIE			Consolidated
	The Company	WFOEs(1)	Subsidiaries	Others	Eliminations	Total

	US$
	(In thousands)
Assets
Cash and cash equivalents	1,318,870	315,155	524,271	50,460	—	2,208,756
Amount due from Group companies	338,795	2,649,515	401,958	19,251	(3,409,519)	—
Other current assets	944,222	230,230	312,149	3,817	—	1,490,418
Total current assets	2,601,887	3,194,900	1,238,378	73,528	(3,409,519)	3,699,174
Investment in subsidiaries and VIEs	977,442	—	—	1,114,662	(2,092,104)	—
Property and equipment, net	—	64,161	347,032	1,475	(7,349)	405,319
Other non-current assets	126,360	23,389	611,982	61,725	—	823,456
Total assets	3,705,689	3,282,450	2,197,392	1,251,390	(5,508,972)	4,927,949
Liabilities
Deferred revenue-current	—	32,811	350,887	16,588	—	400,286
Amount due to Group companies	42,370	509,134	2,622,625	236,667	(3,410,796)	—
Other current liabilities	1,221	132,483	540,620	7,608	—	681,932
Total current liabilities	43,591	674,428	3,514,132	260,863	(3,410,796)	1,082,218
Deficits of investment in subsidiaries and VIEs	—	1,479,385	—	—	(1,479,385)	—
Other non-current liabilities	—	13,979	188,149	4,839	—	206,967
Total liabilities	43,591	2,167,792	3,702,281	265,702	(4,890,181)	1,289,185
Total equity	3,662,098	1,114,658	(1,504,889)	985,688	(618,791)	3,638,764
Total liabilities and equity	3,705,689	3,282,450	2,197,392	1,251,390	(5,508,972)	4,927,949

	As of February 28, 2023
			VIEs and
	The		VIE			Consolidated
	Company	WFOEs(1)	Subsidiaries	Others	Eliminations	Total

	US$
	(In thousands)
Assets
Cash and cash equivalents	1,336,235	330,994	331,081	23,617	—	2,021,927
Amount due from Group companies	361,461	2,555,380	341,862	19,435	(3,278,138)	—
Other current assets	936,003	271,245	234,186	5,046	—	1,446,480
Total current assets	2,633,699	3,157,619	907,129	48,098	(3,278,138)	3,468,407
Investment in subsidiaries and VIEs	919,829	—	—	1,127,388	(2,047,217)	—
Property and equipment, net	—	55,431	238,898	2,177	(7,629)	288,877
Other non-current assets	324,237	18,245	619,221	5,367	—	967,070
Total assets	3,877,765	3,231,295	1,765,248	1,183,030	(5,332,984)	4,724,354
Liabilities
Deferred revenue-current	—	7,072	213,239	14,578	—	234,889
Amount due to Group companies	30,388	461,489	2,554,768	232,356	(3,279,001)	—
Other current liabilities	2,734	90,797	449,854	5,591	—	548,976
Total current liabilities	33,122	559,358	3,217,861	252,525	(3,279,001)	783,865
Deficits of investment in subsidiaries and VIEs	—	1,539,489	—	—	(1,539,489)	—
Other non-current liabilities	—	5,065	112,807	1,704	—	119,576
Total liabilities	33,122	2,103,912	3,330,668	254,229	(4,818,490)	903,441
Total equity	3,844,643	1,127,383	(1,565,420)	928,801	(514,494)	3,820,913
Total liabilities and equity	3,877,765	3,231,295	1,765,248	1,183,030	(5,332,984)	4,724,354

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended February 29, 2024
			VIEs and
	The		VIE			Consolidated
	Company	WFOEs(1)	Subsidiaries	Others	Eliminations	Total

	US$
	(In thousands)
Net cash provided by / (used in) operating activities	78,285	(31,207)	264,755	(5,661)	—	306,172
Loan and fund pool to entities within the Group	—	(47,921)	—	—	47,921	—
Repayment of loan to entities within the Group	—	2,942	—	—	(2,942)	—
Investment in entities within the Group	(60,544)	—	—	—	60,544	—
Other investing activities	197,989	75,952	(137,073)	(41,800)	—	95,068
Net cash provided by / (used in) investing activities	137,445	30,973	(137,073)	(41,800)	105,523	95,068
Net proceeds from loan and fund pool from entities within the Group	—	—	34,028	13,893	(47,921)	—
Repayment of loan to entities within the Group	—	—	(2,941)	(1)	2,942	—
Proceeds from group capital contribution	—	—	—	60,544	(60,544)	—
Other financing activities	(233,095)	—	—	—	—	(233,095)
Net cash (used in) / provided by financing activities	(233,095)	—	31,087	74,436	(105,523)	(233,095)

	For the Year Ended February 28, 2023
			VIEs and
	The		VIE			Consolidated
	Company	WFOEs(1)	Subsidiaries	Others	Eliminations	Total

	US$
	(In thousands)
Net cash provided by / (used in) operating activities	14,674	40,908	(56,397)	8,173	—	7,358
Loan and fund pool to entities within the Group	(4,557)	(13,124)	(2,100)	—	19,781	—
Repayment of loan to entities within the Group	2,717	121,641	5	—	(124,363)	—
Investment in entities within the Group	(865)	—	—	—	865	—
Other investing activities	(24,024)	(201,092)	(76,209)	(301)	—	(301,626)
Net cash used in investing activities	(26,729)	(92,575)	(78,304)	(301)	(103,717)	(301,626)
Net proceeds from loan and fund pool from entities within the Group	2,100	—	13,124	4,557	(19,781)	—
Repayment of loan to entities within the Group	(3)	—	(121,635)	(2,725)	124,363	—
Proceeds from group capital contribution	—	—	—	865	(865)	—
Other financing activities	(66,184)	—	—	—	—	(66,184)
Net cash (used in) / provided by financing activities	(64,087)	—	(108,511)	2,697	103,717	(66,184)

	For the Year Ended February 28, 2022
			VIEs and
	The		VIE			Consolidated
	Company	WFOEs(1)	Subsidiaries	Others	Eliminations	Total

	US$
	(In thousands)
Net cash provided by / (used in) operating activities	74,281	433,808	(1,418,908)	(28,365)	—	(939,184)
Loan and fund pool to entities within the Group	(212,542)	(1,538,343)	—	—	1,750,885	—
Repayment of loan to entities within the Group	2,352	2,085	—	—	(4,437)	—
Investment in entities within the Group	—	—	—	(110,200)	110,200	—
Other investing activities	994,197	569,214	(194,349)	(346)	—	1,368,716
Net cash provided by / (used in) investing activities	784,007	(967,044)	(194,349)	(110,546)	1,856,648	1,368,716
Net proceeds from loan and fund pool from entities within the Group	—	70,757	1,538,343	141,785	(1,750,885)	—
Repayment of loan to entities within the Group	—	—	(2,085)	(2,352)	4,437	—
Proceeds from group capital contribution	—	110,200	—	—	(110,200)	—
Other financing activities	(2,766,679)	—	—	—	—	(2,766,679)
Net cash (used in) / provided by financing activities	(2,766,679)	180,957	1,536,258	139,433	(1,856,648)	(2,766,679)

Notes:

(1)	As used in this section, “WFOEs” include WFOEs that are the primary beneficiary of the VIEs, their designated affiliates, also being WFOEs, which charged service fees on the VIEs, VIE Subsidiaries and other PRC subsidiaries.

Cessation of K-9 Academic AST Services in the Mainland of China

In compliance with regulatory policies promulgated in 2021, including the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education published in July 2021 by the General Office of the CPC Central Committee and the General Office of the State Council, or the Alleviating Burden Opinion Regarding Compulsory Education, we ceased offering the K-9 Academic AST Services in the mainland of China at the end of 2021. The cessation has had a substantial adverse impact on our revenues for the fiscal year ended February 28, 2022 and subsequent periods. In fiscal year ended February 28, 2022, the revenues from offering K-9 Academic AST Services in the mainland of China accounted for a substantial majority of our total net revenues prior to the cessation of such services. More specifically, the impact of cessation of K-9 Academic AST Services in the mainland of China includes the following items in our consolidated financial statements.

Net Revenues

Our total net revenues decreased by 76.8% from $4,390.9 million for the fiscal year ended February 28, 2022 to $1,019.8 million for the fiscal year ended February 28, 2023, which was mainly driven by the cessation of the K-9 Academic AST Services in the mainland of China by the end of December 2021.

Property and Equipment

$256.0 million and $0.7 million impairment loss were recorded for certain property and equipment and the leasehold improvements of certain learning centers and offices in the fiscal years ended February 28, 2022 and 2023, respectively. The impairment loss in the fiscal year ended February 28, 2022 was mostly due to the downsize of learning centers as result of regulatory and market changes and the cessation of K-9 Academic AST Services in the mainland of China.

Intangible Assets

For the fiscal year ended February 28, 2022, an impairment loss of $51.5 million was recorded on our acquired intangible assets as a result of the changes in business outlook primarily due to the regulatory development which led to the cessation of K-9 Academic AST Services in the mainland of China. We recorded nil impairment loss on acquired intangible assets for the fiscal year ended February 28, 2023.

Goodwill

Due to regulatory developments over after-school tutoring services, we noted impairment indicators during the fiscal year ended February 28, 2022. As a result, an impairment loss amounting to $453.6 million was recorded for the year. Goodwill was fully impaired as of February 28, 2022 as a result of changes in the regulatory and the operating environment which led to the changes of our business outlook. The fair value of the reporting units was determined by us with the assistance of independent valuation appraisers using the income-based valuation methodology. We recorded nil impairment loss on goodwill for the fiscal year ended February 28, 2023.

Leases

Certain of our leases were terminated before the expiration of the lease term due to the downsized capacity relating to the cessation of K-9 Academic AST Services in the mainland of China, and the relevant right-of-use asset, with a carrying amount totaled at $1.1 billion and $57.7 million during the fiscal years ended February 28, 2022 and 2023, respectively, and the corresponding lease liability were derecognized upon the effectiveness of the early termination.

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

Risks Related to Our Business and Industry

●	If we are not able to develop new types of learning products or services under the recent regulatory policies in China to successfully attract prospective learners and customers in a timely or cost-effective manner or to continue to attract learners and customers to purchase our existing products or services, our business, results of operations and prospects will continue to be materially and adversely affected.
●	If we fail to successfully design and execute our growth strategies, our business and prospects may be materially and adversely affected.
●	If we are not able to maintain and enhance the value of our brands, our business and operating results may be harmed.
●	Significant uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the after-school tutoring industry. In particular, our compliance with the Alleviating Burden Opinion Regarding Compulsory Education and the implementation measures issued by the relevant PRC government authorities has had, and could have further, material adverse effect on us.
●	We are required to obtain various operating licenses and permits and to make registrations and filings for our current business in China; failure to comply with these requirements may materially and adversely affect our business and results of operations.

●	We face significant competition, and if we fail to compete effectively, we may lose our market share or fail to gain additional market share, and our profitability may be adversely affected.
●	Our historical financial and operating results, growth rates and profitability may not be indicative of future performance.
●	We may not be able to recruit, train and retain qualified and dedicated teachers, who are critical to the success of our business and the effective delivery of our services to learners.
●	We are subject to risks related to global expansion.

Risks Related to Our Corporate Structure

●	TAL Education Group is not a PRC operating company but a Cayman Islands holding company with no equity ownership in the VIEs. We primarily conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements, and VIE Subsidiaries. Investors of our ADSs thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that the VIE Contractual Arrangements do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, the VIEs and VIE Subsidiaries, and the investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the VIE Contractual Arrangements and, consequently, significantly affect the financial performance of the VIEs, VIE Subsidiaries and our company as a group. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the agreements that establish the structure for operating our business in China are not in compliance with applicable PRC laws and regulations, we could be subject to severe penalties” for details.
●	We rely on the VIE Contractual Arrangements for our operations in China, which may not be as effective in providing operational control as direct ownership.
●	Any failure by the VIEs or their respective equity holders or VIE Subsidiaries to perform their obligations under the VIE Contractual Arrangements would have a material adverse effect on our business and financial condition.
●	The legal owners of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Risks Related to Doing Business in China

●	Uncertainties with respect to the PRC legal system could have a material adverse effect on us. Certain laws and regulations are relatively new and can change quickly with little advance notice. In addition, the interpretations of many laws, regulations and rules are not always consistent, and enforcement of these laws, regulations and rules involve uncertainties, which may limit the available legal protections. Furthermore, the PRC administrative and court authorities have significant discretion in interpreting and implementing or enforcing statutory rules and contractual terms, and it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we may enjoy in China than under some more developed legal systems. These uncertainties may affect our judgment on the relevance of legal requirements and our decisions on the measures and actions to be taken to fully comply therewith and may affect our ability to enforce our contractual or tort rights. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us” for details.

●	We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the operation of our business, and it may influence our operations at any time, which could result in a material adverse change in our operation and the value of our ADSs. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs” for details.
●	Failure to comply with various evolving PRC laws and regulations regarding cybersecurity and data privacy could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.
●	The PRC government has recently indicated an intent to exert more oversight over overseas offerings by and foreign investment in China-based issuers like us. On February 17, 2023, the CSRC released the Overseas Listing Trial Measures, and five supporting guidelines, effective on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. In addition, domestic companies that have been listed on a foreign stock exchange prior to the effective date of the Overseas Listing Trial Measures are required to file with the CSRC within three working days after such domestic companies complete a securities offering on the foreign stock exchange on which their securities have been listed. Since the Overseas Listing Trial Measures were newly promulgated, there are substantial uncertainties as to its interpretation, application and enforcement. If the filing procedure with the CSRC under the Overseas Listing Trial Measures is required for any future offerings, listings or any other capital raising activities by us, it is uncertain whether we could complete the filing procedure in a timely manner, or at all. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC laws, and, if required, we cannot predict whether or for how long we will be able to obtain such approvals or complete such filings” for details.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors of the benefits of such inspections.
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in the mainland of China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
●	We may rely on dividends paid by our subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. In particular, PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. PRC companies are also required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their statutory surplus reserves until the accumulative amount of such reserves reaches 50% of their registered capital. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries and the VIEs in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. To the extent cash or assets in our business are in the mainland of China or Hong Kong or a mainland of China or Hong Kong entity, such cash or assets may not be available to fund operations or for other use outside of China due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our PRC subsidiaries, or VIEs or VIE Subsidiaries by the PRC government to transfer cash or assets. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could limit our ability to pay dividends to holders of our ADSs and common shares” for details.

Risks Related to Our ADSs

●	The market price for our ADSs may be volatile.
●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change-of-control transactions that holders of our Class A common shares and ADSs may view as beneficial.
●	Our corporate actions are substantially controlled by our officers, directors and their affiliated entities.

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

We also engage in new initiatives from time to time to expand our offerings or market reach. We may dedicate significant resources to our new initiatives, but fail to achieve expected results from such new initiatives. However, some of those new initiatives may be easily replicable by our competitors in a short timeframe, which may render our efforts less valuable. In addition, if such new initiatives are not well accepted by market, the reputation of our other offerings and our overall brand and reputation may be harmed. As a result, our overall business and results of operations may be materially and adversely affected. In addition, some of these new initiatives have not generated significant or any profit to date. We have limited experience responding quickly to changes and competing successfully for certain of these new areas. In addition, newer offerings may require more financial and managerial resources than available. Furthermore, there is limited operating history on which you can base your evaluation of the business and prospects of these relatively more recent offerings. For example, although we had significant growth in the sales of certain new and existing products and services during the fiscal year ended February 29, 2024, we cannot assure you that we will be able to maintain such growth going forward.

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

The regulatory environment with respect to the industry that we have been operating in China is changing rapidly for the past years and therefore is subject to substantial uncertainties. Prior to the end of December 2021, we primarily operated the K-9 Academic AST Services in China. In July 2021, the General Office of the CPC Central Committee and the General Office of the State Council promulgated the Alleviating Burden Opinion Regarding Compulsory Education, which contains high-level policy directives in terms of the requirements and restrictions on after-school tutoring institutions, including, among other things, (i) institutions providing after-school tutoring services on academic subjects in China, or Academic AST Institutions, need to be registered as non-profit institutions; (ii) foreign ownership in Academic AST Institutions is prohibited, including through contractual arrangements, and companies with existing foreign ownership need to rectify the situation; (iii) listing or raising capital from capital markets to invest in, or acquire, Academic AST Institutions is prohibited and local government authorities shall no longer approve any new Academic AST Institutions; (iv) online Academic AST Institutions that have previously filed with the local education administration authorities shall be re-approved; (v) for non-academic tutoring, local government authorities shall identify corresponding competent authorities for different tutoring categories, set forth standards and approve relevant non-academic tutoring institutions; and (vi) other compliance requirements for the operation of after-school tutoring institutions, including without limitation that after-school tutoring institutions shall not provide tutoring services during national holidays, weekends and school breaks, and that risk management and control shall be established over the pre-collection of fees by after-school tutoring institutions. See “Item 4. Information on the Company—B. Business Overview—PRC Regulations—Regulations on Private Education—Regulations on After-school Tutoring Institutions and Online Education” for more details.

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

We have been closely monitoring the evolving regulatory environment and are making efforts to seek guidance from and cooperate with the government authorities to comply with the Alleviating Burden Opinion Regarding Compulsory Education and its implementation measures. In compliance with the Alleviating Burden Opinion Regarding Compulsory Education and applicable rules, regulations and measures, we ceased offering K-9 Academic AST Services in China by the end of December 2021. The cessation has had a substantial adverse impact on our revenues for the fiscal year ended February 28, 2022 and subsequent periods. In the fiscal year ended February 28, 2022, the revenues from offering K-9 Academic AST Services in the mainland of China accounted for a substantial majority of our total net revenues prior to the cessation of such services. Due to the complexity and substantial uncertainty of the regulatory environment and considering that local authorities in different regions may adopt different interpretation and implementation measures, we cannot assure you that our operations would be in full compliance with applicable laws, regulations and policies, including the Alleviating Burden Opinion Regarding Compulsory Education and its implementation measures, in a timely manner, or at all, in all geographic areas where we operate our business. We may become subject to fines or other penalties or be required to terminate certain operations or incur material costs and expenses to comply with such applicable laws, regulations and policies, in which case our business, financial condition and results of operations could be materially and adversely affected. In addition, there may be new PRC rules or regulations on the business we currently operate, and such new rules and regulations may subject our business operations to further adjustments. In the event of such changes, our business operations may be adversely impacted.

We are required to obtain various operating licenses and permits and to make registrations and filings for our current business in China; failure to comply with these requirements may materially and adversely affect our business and results of operations.

We are required to obtain and maintain various licenses and permits and fulfill registration and filing requirements in order to operate our current business. For instance, pursuant to the Private Education Law and the Amended Implementation Rules for the Private Education Law, or the Amended Implementation Rules, effective on September 1, 2021, private schools shall obtain private school operating permits and their branches shall make filings with the relevant education authorities. It is further provided in the relevant directives that local government authorities shall identify corresponding competent authorities for different tutoring categories and set forth standards by categories to approve relevant non-academic tutoring institutions. As of the date of this annual report, some local government authorities have issued rules or recently released draft rules for public comments requiring non-academic tutoring institutions to obtain private school operating permits or other approvals and comply with relevant implementation measures. Given these local rules are recently promulgated, there are substantial uncertainties as to their interpretation, application and enforcement. Furthermore, the Alleviating Burden Opinion Regarding Compulsory Education provides that administration and supervision over institutions providing academic tutoring services for high school students, which do not fall within China’s compulsory education system, shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion Regarding Compulsory Education. However, it remains uncertain as to how and to what extent the administration over institutions providing academic tutoring services for high school students will be implemented. Therefore, we cannot assure you that we would not be required to take further actions, including obtaining any operation permits regarding our academic tutoring services for high school students to comply with the Alleviating Burden Opinion Regarding Compulsory Education and its implementation measures, if applicable.

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

We are closely monitoring the evolving regulatory environment and making efforts to seek guidance from and cooperate with the competent local government authorities to comply with relevant administrative measures regarding our current business. While we have internal control mechanism in place to promote regulatory compliance, such mechanism may not always be effective or be strictly implemented at each of our schools. In the fiscal year ended February 29, 2024, we were subject to administrative penalties, including fines and orders for rectification measures, for isolated instances in which tutoring services were not provided in a fully compliant manner. We have undertaken measures to rectify such non-compliances. However, we cannot assure you that the operations of our current business would be in full compliance with applicable laws, regulations and policies, in a timely manner, or at all as relevant government authorities have significant discretion in interpreting and implementing such laws and regulations and their related local rules. We also cannot assure you that there will not be new PRC rules or regulations on the current business we operate, or such new rules and regulations will not subject our business operations to additional license or filing requirements. If we fail to comply with applicable legal requirements, we may be subject to fines, confiscation of the gains derived from our non-compliant operations or the suspension of our non-compliant operations, which may materially and adversely affect our business and results of operations.

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

Our net revenues decreased from $4,390.9 million in the fiscal year ended February 28, 2022 to $1,019.8 million in the fiscal year ended February 28, 2023, but increased to $1,490.4 million in the fiscal year ended February 29, 2024. Any evaluation of our business and our prospects must be considered in light of the risks and uncertainties encountered by companies at our stage of development, especially considering the recent change of regulatory policies on the after-school tutoring services market. In addition, our past results may not be indicative of future performance because of the cessation of K-9 Academic AST Services in the mainland of China by the end of December 2021 as well as any new businesses developed or acquired by us. Substantial uncertainties exist with respect to the profitability and cash generating capability of such new businesses. Furthermore, our results of operations may vary from period to period in response to factors beyond our control, including general economic conditions, regulations or government actions pertaining to the learning solutions market in China, changes in spending on learning solutions and non-recurring charges incurred under unexpected circumstances or in connection with acquisitions, equity investments or other extraordinary transactions. Due to these and other factors, our historical financial and operating results, growth rates and profitability as well as quarter-to-quarter comparisons of our operating results may not be indicative of our future performance and investors should not rely on them to predict our future performance.

If we fail to adopt new technologies or upgrade existing technologies that are important to our business, our competitive position and ability to generate revenues may be materially and adversely affected.

We believe our technologies are core to our success and are critical to the implementation of our business model. We operate a highly digital business and rely on innovative technologies and research and development capabilities to fuel our growth. For instance, our enrichment learning is empowered by our self-developed intelligent class content development system as well as AI-driven teaching methodologies, such as computer vision, speech recognition and natural language processing. We also provide learning solutions premised on our core technology capabilities empowering private learning institutions in China. However, we cannot assure you that we can keep up with the fast pace of the technology industry, and continue to develop, innovate and utilize our proprietary capabilities. Our technologies may become obsolete or insufficient due to the new solutions and technologies developed and introduced by competitors, and we may have difficulties in following and adapting to technological changes in the learning solutions industry in a timely and cost-effective manner. Developing and integrating new technologies into our existing offerings and algorithms could be expensive and time-consuming and we may not succeed in developing and incorporating new technologies at all. If we fail to continue to develop, innovate and utilize our technologies effectively and in a timely manner, we may not be able to continue to develop our business or empower other industry players including teachers and learning institutions and our business, financial performance and prospects could be materially and adversely affected.

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

Although we have expanded our offerings into a broad range of cities in China, we derive a significant portion of our revenues from a limited number of cities. In the fiscal years ended February 28, 2022, 2023 and February 29, 2024, we derived a significant portion of our total net revenues from learning services and others, such as in Beijing, Shanghai, Guangzhou, Shenzhen, and Tianjin. If any of these cities experiences an event negatively affecting its learning solutions market, such as a serious economic downturn, natural disaster or outbreak of contagious disease, adopts regulations relating to private education that place additional restrictions or burdens on us, or experiences an increase in the level of competition for the types of services we offer, our overall business and results of operations may be materially and adversely affected.

We face a number of manufacturing, supply chain, distribution channel and inventory risks as well as product quality risks that, if not properly managed, could harm our financial condition, operating results and prospects.

Our learning content solutions provide the development and distribution of next-generation diverse learning content in both paper and digital formats. The offering of learning content solutions involves various risks in the course of paper content and product manufacturing, supply chain management, distribution channel identification and maintenance as well as inventory management and sales. For instance:

●	the costs of raw materials and logistics may increase significantly, which may decrease our profits for this business if the sale prices could not be lifted;
●	our inventories may be negatively affected by disruptions to our supply chains or disputes with our suppliers, which would result in additional costs;
●	we may incur increased inventory costs or lose sales opportunities if we are unable to maintain adequate production capacity or an appropriate level of product inventory;
●	our products may be subject to errors, defects or other quality issues that negatively affect our results of operations and reputation;
●	we may not be able to successfully maintain and expand the distribution network for our products;
●	our ready-for-publish paper content may fail to be published in a timely manner, or at all, if a valid publish number for such content fails to be obtained; and
●	we may also face credit risks from our customers as our accounts receivables may not be collected in a timely manner, or at all.

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

Adverse publicity concerning any actual or perceived failure to comply with legal and regulatory requirements, especially the Alleviating Burden Opinion Regarding Compulsory Education, alleged accounting or financial reporting irregularities, regulatory scrutiny and further regulatory action, litigation or penalties could harm our reputation and cause the trading price of our ADSs to decline and fluctuate significantly. For example, after Muddy Waters Capital LLC, an entity unrelated to us, issued a series of reports containing various allegations about us in June and July 2018, the trading price of our ADSs declined sharply and we received numerous investor inquiries. The negative publicity and the resulting decline of the trading price of our ADSs also led to the filing of shareholder class action lawsuits against us and some of our current and former executives.

Moreover, adverse publicity, regardless of its merits and veracity, about us and our business, shareholders, affiliates, directors, officers, teaching staff and other employees, as well as the industry in which we operate, could also harm our reputation and cause the trading price of our ADSs to fluctuate significantly. Adverse publicity could be related to a wide variety of matters, including but not limited to:

●	false or malicious allegations or rumors of our business about failure to comply with legal and regulatory requirements;

●	alleged misconduct or other improper activities committed by our students or our directors, officers, teaching staff and other employees, including misrepresentation made by our employees to potential students during sales and marketing activities, and other fraudulent activities to artificially inflate the popularity of our services or course offerings;
●	false or malicious allegations or rumors about us or our directors, shareholders, affiliates, officers, teaching staff and other employees;
●	complaints by our students about our offerings and sales and marketing activities;
●	complaints about the truthfulness or authenticity of the advertisements for our offerings;
●	refund disputes of course fees between us and our students or administrative penalties; and
●	employment-related claims relating to alleged employment discrimination, wage and hour violations.

We may continue to be the target of adverse publicity and detrimental conduct, including complaints, anonymous or otherwise, to regulatory agencies regarding our operations, accounting, revenues and regulatory compliance practices. In particular, we may become the target of anti-competitive, harassing, or other detrimental conduct by third parties. Such conduct includes allegations, anonymous or otherwise, sent to our auditors and/or other third parties regarding our operations, accounting, revenues, business relationships, business prospects and business ethics. Additionally, allegations, directly or indirectly against us, may be posted in social media platforms and similar channels by anyone at any time, whether or not related to us, on an anonymous basis. We may be subject to government or regulatory investigations or inquiries, or shareholder lawsuits, as a result of such third-party conduct and may be required to incur significant time and substantial costs to defend ourselves, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Our reputation may also be negatively affected as a result of the public dissemination of allegations or malicious statements about us, which in turn may materially and adversely affect the trading price of our ADSs.

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

On February 4, 2022, a complaint was filed in the U.S. District Court for the Southern District of New York against our company and certain of our current and former executives, advancing claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, 15 U.S.C. §§ 78(b) and 78t(a), and Rule 10b-5 promulgated thereunder, 17 C.F.R. § 240.10b-5 (2013). The plaintiff seeks to represent all purchasers of our company’s ADSs between April 26, 2018 and July 22, 2021. On February 10, 2023, our company filed a motion to dismiss the amended complaint. On March 27, 2023, the lead plaintiff filed an opposition to our company’s motion to dismiss. On April 26, 2023, our company filed a reply to the lead plaintiff’s opposition. On October 2, 2023, the Court granted our company’s motion to dismiss in its entirety and dismissed the amended complaint in its entirety without prejudice. After requesting for and obtaining an extension from the Court, the lead plaintiff filed a second amended complaint on November 20, 2023. Our company filed a motion to dismiss the second amended complaint on January 19, 2024. On February 15, 2024, the lead plaintiff filed the opposition to our company’s motion to dismiss. On March 15, 2024, our company filed its reply to lead plaintiff’s opposition. The Court has not yet ruled on the motion to dismiss.

Furthermore, on March 29, 2023, a complaint was filed in the U.S. District Court for the District of New Jersey against our company and our chief executive officer, advancing claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, 15 U.S.C. §§ 78(b) and 78t(a), and Rule 10b-5 promulgated thereunder, 17 C.F.R. § 240.10b-5 (2013). The plaintiff seeks to represent all purchasers of our company’s ADSs between June 14, 2022 and March 14, 2023. On August 17, 2023, the Court appointed a lead plaintiff. On October 16, 2023, the lead plaintiff filed an amended complaint, which named our company and several executives as co-defendants. On December 15, 2023, our company and the other defendants filed a joint motion to dismiss the amended complaint. On February 13, 2024, the lead plaintiff filed the opposition to the defendants’ motion to dismiss. On March 29, 2024, our company and other defendants filed a reply to the lead plaintiff’s opposition. The Court has not yet ruled on the motion to dismiss. These actions are in their preliminary stages. We are defending against these actions vigorously.

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

In addition, as described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings,” the SEC’s Division of Enforcement has sought the production of certain documents and information related to the transactions identified in the Muddy Waters reports, issues related to the “Light Class” business that we announced in April 2020, and the subsequent internal reviews regarding these issues and other related information. On September 28, 2023, the SEC and our company reached a settlement, under which our company neither admits nor denies the SEC’s allegations and agrees to pay a civil money penalty in the amount of US$1.25 million to the SEC to settle this matter. The penalty has been fully paid, and the SEC’s proceeding has concluded.

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

In recent years, we have experienced fluctuations in our margins. We incurred net losses in each of the fiscal years ended February 28, 2022, 2023 and February 29, 2024. Many factors may cause our margins to decline or lead to net losses. For example, costs incurred in the expansion of our business may increase faster than our revenues. New investments and acquisitions may cause our margins to decline before we successfully integrate the acquired businesses into our operations and realize the full benefits of these investments and acquisitions. A significant increase in operating expenses or impairment loss on long-term investments and goodwill may lead to a net loss. Our ability to improve our financial performance is affected by various factors that are beyond our control, such as outbreak of contagious disease and the regulatory environment. There can be no assurance that our margins will not decline or fluctuate, or that we will not incur net losses again, in the future.

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

We face risks related to natural and other disasters, including outbreaks of health epidemics such as COVID-19, and other extraordinary events, which could significantly disrupt our operations

The worldwide outbreak of the COVID-19 pandemic has resulted in significant disruptions in the global economy, and affected many aspects of our business in the past few years. We experienced temporary closures of some of our offline learning centers from time to time. COVID-19 also had an adverse impact on our abilities to manage learning centers, acquire customers, and recruit talents. In addition, we experienced supply chain shortages and logistics disruptions for our learning content solutions due to the impact of COVID-19. Moreover, we had two major facilities under construction for the development of office buildings, the progress of which were delayed.

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

Increasing scrutiny and evolving expectations from investors, customers, employees, business partners, governmental authorities and other stakeholders with respect to environmental, social and governance matters may cause us to incur additional costs, devote additional resources and expose us to additional risks, which could adversely affect our reputation, business, financial performance and the price of our ADSs.

Companies across many industries are facing increased scrutiny relating to their environmental, social and governance, or ESG, practices and disclosures. In particular, investors, customers, employees, business partners and other stakeholders placed increasing importance on the implications and social costs of their investments, purchases and other interactions with companies. For example, many investors focus on positive ESG business practices and sustainability scores, and may consider a company’s ESG or sustainability scores when making investment decisions. In addition, some institutional investors have used such scores to benchmark companies against their peers and, if the companies are perceived to be lagging with respect to ESG matters, may engage with these companies to improve ESG practices or disclosures, or make voting decisions on this basis. The increasing levels of investor focus on ESG matters may hinder our access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of our ESG practices and disclosures.

In addition, evolving government regulations could result in new or more stringent forms of ESG oversight and expanding mandatory and voluntary reporting, diligence, and disclosure. Collecting, measuring and reporting ESG information and metrics can be costly, difficult and time consuming, and can present numerous operational, reputational, financial, legal and other risks, any of which could have a material impact on us. Inadequate processes to collect and review this information prior to disclosure could subject us to potential liability related to such information.

We are currently disclosing certain ESG information. Our business may face increased scrutiny related to relevant ESG areas, including from the investment community, and our failure to achieve progress in these ESG areas on a timely basis, or at all, could impact our customer acquisition and retention, employee engagement, business partner relationship and access to capital, which could adversely affect our reputation, business, financial performance and the price of our ADSs.

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

Our management and our independent registered public accounting firm, which has issued an attestation report, have concluded that our internal control over financial reporting was effective as of February 29, 2024. However, we cannot assure you that we will not identify any additional material weaknesses or significant deficiencies in the future.

If we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Moreover, maintaining effective internal controls over financial reporting is necessary for us to produce reliable financial reports and prevent fraud. In addition, we need to continue to evaluate the consolidation of the VIEs and VIE Subsidiaries if there are changes in the ownership or voting power of our company by the nominee equity holders of the VIEs. As a result, although we have incurred and expect to continue to incur considerable costs, management time and other resources to comply with Section 404 and other requirements of the Sarbanes-Oxley Act of 2002, any failure to maintain effective internal control over financial reporting could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs.

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

In June 2010, we adopted a share incentive plan (as amended and restated in August 2013), or the 2010 Plan, that permits granting of options to purchase our Class A common shares, restricted shares, restricted share units, share appreciation rights, dividend equivalent rights and other instruments as deemed appropriate by the administrator under the 2010 Plan. The amended and restated 2010 Plan ceased to be used for grants of future awards upon the effectiveness of a share incentive plan adopted in June 2020, or the 2020 Plan. Pursuant to the 2020 Plan, the maximum aggregate number of shares that may be issued pursuant to all awards (including incentive share options), or the Award Pool, is initially five percent (5%) of our total issued and outstanding shares as of the effective date of the 2020 Plan, provided that (A) the Award Pool shall be increased automatically if and whenever the number of shares that may be issued pursuant to ungranted awards pursuant to the 2020 Plan, or the Ungranted Portion, accounts for less than one percent (1%) of the then total issued and outstanding shares of our company, so that for each automatic increase, the Ungranted Portion immediately after such increase shall equal five percent (5%) of the then total issued and outstanding shares of our company, and (B) the size of the Award Pool shall be equitably adjusted in the event of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, consolidation or similar transactions. As of April 30, 2024, 5,849,370 non-vested restricted Class A common shares and 828,799 share options to purchase 828,799 Class A common shares under the 2010 Plan and the 2020 Plan previously granted to our employees and directors are outstanding. As a result of the outstanding grants under the 2010 Plan and the 2020 Plan, we have incurred and will continue to incur share-based compensation expenses. We had share-based compensation expenses of $174.8 million, $108.6 million and $88.9 million for the fiscal years ended February 28, 2022, 2023 and February 29, 2024, respectively. As of February 29, 2024, the unrecognized compensation expenses amounted to $152.4 million related to the non-vested restricted shares, which will be recognized over a weighted-average period of 3.5 years for service based non-vested restricted shares and 2.7 years for performance based non-vested restricted shares, and $4.4 million related to share options, which will be recognized over a weighted-average period of 2.8 years. Expenses associated with share-based compensation awards granted under our share incentive plans may materially reduce our future net income. However, if we limit the size of grants under our share incentive plans to minimize share-based compensation expenses, we may not be able to attract or retain key personnel.

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

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing education services outside of China. None of the offshore holding companies of our subsidiaries in the mainland of China is an educational institution or provides education services. In addition, foreign ownership in entities that provide value-added telecommunication services, with a few exceptions, is subject to restrictions under the current PRC laws and regulations. Specifically, foreign ownership of an internet information service provider may not exceed 50%. To comply with PRC laws and regulations, we have entered into a series of contractual arrangements among TAL Beijing, on the one hand, and Xueersi Education, Xueersi Network, Xinxin Xiangrong and their respective equity holders, subsidiaries and schools, on the other hand. Accordingly, Xueersi Education, Xueersi Network and Xinxin Xiangrong are the VIEs, and we rely on the VIE Contractual Arrangements to conduct most of our operations in China.

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

We have relied and expect to continue to rely on the VIE Contractual Arrangements to operate our learning business in China. See “Item 4. Information on the Company—C. Organizational Structure—VIE Contractual Arrangements.” The VIE Contractual Arrangements may not be as effective in providing us with control over the VIEs or VIE Subsidiaries as direct ownership. If we had direct ownership of the VIEs or VIE Subsidiaries, we would be able to exercise our rights as an equity holder to effect changes in the board of directors of these entities, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the VIE Contractual Arrangements, we rely on the performance by the VIEs and their respective equity holders and VIE Subsidiaries of their obligations under the contracts to exercise control over and receive economic benefits from the VIEs and VIE Subsidiaries.

We have entered into equity pledge agreements with the VIEs and their respective equity holders to guarantee the performance of the obligations of the VIEs and VIE Subsidiaries under the exclusive business cooperation agreements they have entered into with us. The equity pledge agreements with the equity holders of the VIEs provide that the pledged equity interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under all of the principal service agreements and the scope of pledge shall not be limited by the amount of the registered capital of the VIEs. However, it is possible that a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt, which takes last priority among creditors.

In addition, we have not entered into agreements with the VIEs that pledge the assets of the VIEs for the benefit of us or our wholly owned subsidiaries. Consequently, the assets of the VIEs are not secured on behalf of our wholly owned subsidiary, and the amounts owed by the VIEs are not collateralized. As a result, if the VIEs fail to pay any amount due to us under, or otherwise breach, the exclusive business service agreements, we will not be able to directly seize the assets of the VIEs. If the nominee equity holders of the VIEs do not act in the best interests of us when conflicts of interest arise, or if they act in bad faith towards us, they may attempt to cause the VIEs or VIE Subsidiaries to transfer or encumber the assets of the VIEs or VIE Subsidiaries without our authorization. In such a scenario, we may choose to exercise our option under the call option agreements to demand the equity holders of the VIEs to transfer their respective equity interests in the VIEs to a PRC person designated by us, and we may need to resort to litigation in PRC courts to effect such an equity interests transfer and prevent the transfer or encumbrance of the VIEs’ assets without our authorization. However, uncertainties in the PRC legal system could limit our ability to enforce the VIE Contractual Arrangements. See also “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us.” In the event we are unable to enforce the VIE Contractual Arrangements, we may not have the power to direct the activities that most significantly affect the economic performance of the VIEs and VIE Subsidiaries, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of the VIEs and VIE Subsidiaries into our consolidated financial statements in accordance with U.S. GAAP.

Any failure by the VIEs or their respective equity holders or VIE Subsidiaries to perform their obligations under the VIE Contractual Arrangements would have a material adverse effect on our business and financial condition.

If the VIEs or any of their respective equity holders or VIE Subsidiaries fail to perform their obligations under the VIE Contractual Arrangements, we may have to incur substantial costs and resources to enforce our rights under the contracts, and rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. For example, if the equity holders of the VIEs were to refuse to transfer their equity interest in these entities to us or our designee when we exercise the call option pursuant to the VIE Contractual Arrangements, or if they were otherwise to act in bad faith toward us, we may have to take legal actions to compel them to perform their contractual obligations. See also “—We rely on the VIE Contractual Arrangements for our operations in China, which may not be as effective in providing operational control as direct ownership.”

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

The four legal owners of Xueersi Education and Xueersi Network are Mr. Bangxin Zhang, Mr. Yachao Liu, Mr. Yunfeng Bai and Mr. Yundong Cao. Mr. Zhang and Mr. Liu are shareholders, directors and officers of TAL Education Group. The interests of Mr. Zhang, Mr. Liu, Mr. Bai and Mr. Cao as beneficial owners of the VIEs may differ from the interests of our company as a whole, since these parties’ respective equity interests in the VIEs may conflict with their respective equity interests in our company.

We cannot assure you that when conflicts of interest arise, any or all of these individual equity holders of VIEs will act in the best interests of our company or such conflicts will be resolved in our favor. In addition, these individual equity holders of VIEs may breach, or cause the VIEs to breach, or refuse to renew, the existing VIE Contractual Arrangements. In June 2013, we entered into a deed of undertaking with Mr. Zhang, which prevents Mr. Zhang from using his majority voting power to remove, replace or appoint any of our directors, and from casting any votes he has as our director or shareholder on any resolutions or matters concerning the deed itself. The deed is irrevocable, and applies to any and all periods during which Mr. Zhang beneficially owns shares representing more than 50% of the aggregate voting power of our then total issued and outstanding shares. However, there can be no assurance that such arrangement is sufficient to address potential conflicts of interests Mr. Zhang may encounter. Other than this deed of undertaking we have entered into with Mr. Zhang, we currently do not have any arrangements to address potential conflicts of interest Mr. Zhang or Mr. Liu may encounter in their capacity as direct or indirect nominee equity holders of the VIEs (and, as applicable, as directors of the VIEs), on the one hand, and as beneficial owners of our company (and, as applicable, director and/or officers of our company), on the other hand. To a large extent, we rely on the legal owners of the VIEs to abide by the laws of the Cayman Islands and China, which provide that directors and officers owe a fiduciary duty to our company that requires them to act in good faith and in the best interests of our company and not to use their positions for personal gains. If we cannot resolve any conflict of interest or dispute between us and these individuals, we would have to rely on legal proceedings, which could result in disruptions to our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

If the equity holders of the VIEs were to attempt to voluntarily liquidate the VIEs without obtaining our prior consent, we could effectively prevent such unauthorized voluntary liquidation by exercising our option under the call option agreements to demand such equity holders to transfer their respective equity interests in the VIEs to a PRC person designated by us. In the event that the equity holders of any of the VIEs initiates a voluntary liquidation proceeding without our authorization or attempts to distribute the retained earnings or assets of the relevant VIE without our prior consent, we may need to resort to legal proceedings to enforce the terms of the VIE Contractual Arrangements. Any such litigation may be costly and may divert our management’s time and attention away from the operation of our business, and the outcome of such litigation would be uncertain.

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

In addition, on December 28, 2021, the CAC, the National Development and Reform Commission, or the NDRC, the Ministry of Industry and Information Technology, or the MIIT, and several other PRC government authorities jointly issued the Revised Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Revised Cybersecurity Review Measures, “critical information infrastructure operators,” or CIIOs, and network platform operators engaging in data processing activities that affect or may affect national security are subject to cybersecurity reviews. The relevant government authorities may initiate the cybersecurity reviews against the relevant operators if the authorities believe that the network products or services or data processing activities of such operators affect or may affect national security. In addition, the Revised Cybersecurity Review Measures provides that network platform operators holding personal information of over one million users must apply with the Cybersecurity Review Office for a cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risks of critical information infrastructure, core data, important data, or a large amount of personal information being affected, controlled, or maliciously used by a foreign government and network information security risks in connection with the listing. There are substantial uncertainties as to the interpretation, application, and enforcement of the Revised Cybersecurity Review Measures.

Furthermore, in November 2021, the CAC released the Administrative Regulations on Internet Data Security (Draft for Comments), or the Draft Data Security Regulations, which provides that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and manner of data processing. In accordance with the Draft Data Security Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million individuals and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Data Security Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or engage a data security service provider to do so, and submit the assessment report of the preceding year to cybersecurity departments at the districted city level by the end of January each year. As of the date of this annual report, the Draft Data Security Regulations was released for public comment only, their respective provisions and anticipated adoption or effective date may be subject to changes with substantial uncertainty. As such, it remains unclear whether the formal version adopted in the future will have any further material changes, and it is uncertain how the measures will be enacted, interpreted or implemented and how they will affect us. See also “—Failure to comply with various evolving PRC laws and regulations regarding cybersecurity and data privacy could subject us to penalties, damage our reputation and brand, and harm our business and results of operations” for further details regarding cybersecurity and privacy regulations.

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

Cybersecurity and Data Security

●	In June 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law, among other things, provides for security review procedures for data-related activities that may affect national security. In January 2022, the CAC, together with other government authorities, jointly promulgated the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Revised Cybersecurity Review Measures, CIIOs that procure internet products and services and network platform operators engaging in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that any network platform operator that holds personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before listing abroad. In August 2021, the state council promulgated the Regulations on Critical Information Infrastructure Security Protection, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communications and information services, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, national economy and public interests. Relevant government authorities for each critical industry and sector shall be responsible for formulating eligibility criteria and determining the scope of CIIOs in the respective industry or sector, and such operators will be informed of the final determinations as to whether they are categorized as CIIOs. As of the date of this annual report, no implementation rules have been issued by any government authority, and we have not been informed by any government authority that we are a CIIO. Furthermore, the exact scope of CIIOs under the current regulatory regime remains unclear, and the PRC government authorities have wide discretion in the interpretation and enforcement of applicable laws and regulations. We cannot assure you that we will not be deemed to be a CIIO under PRC laws. If we were so deemed, we may be subject to additional obligations and incur additional compliance costs under the cybersecurity PRC laws and regulations.
●	In November 2021, the CAC released the Draft Data Security Regulations, which provides that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and manner of data processing. In accordance with the Draft Data Security Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million individuals and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Data Security Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Data Security Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to changes with substantial uncertainty.
●	On July 7, 2022, the CAC promulgated the Security Assessment Measures for Outbound Data Transfer, or the Outbound Data Transfer Measures, effective from September 1, 2022, to regulate outbound data transfer activities, protect the rights and interests of personal information, safeguard national security and social public interests, and promote the cross-border security and free flow of data. On March 22, 2024, the CAC published the Provisions on Promoting and Regulating Cross-border Data Flow, which streamline and provide clarity to the governance framework for outbound data transfer.

Personal Information and Privacy

●	The Anti-Monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, prohibits the collection of user information through coercive means by operators of online platforms.
●	In August 2021, the Standing Committee of the NPC promulgated the PRC Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with applicable laws and regulations concerning the protection of privacy and personal information.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretations by the regulators. If any data that we possess belongs to data categories that are subject to heightened regulatory scrutiny, we may be required to adopt stricter measures for protecting and managing such data. The Revised Cybersecurity Review Measures and the Draft Data Security Regulations remain unclear on whether relevant requirements will be applicable to companies that are already listed in the United States, such as us. We continue to closely monitor and assess any development in the rule-making processes, we cannot predict the impact of the Revised Cybersecurity Review Measures or the Draft Data Security Regulations, if any, at this stage. If the Cybersecurity Review Measures and the enacted version of the Draft Data Security Regulations mandate clearance of cybersecurity reviews and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us in a timely manner, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, or orders to suspend non-compliant operations or remove our mobile apps from relevant app stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations or cybersecurity reviews conducted by the CAC on such basis.

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

Our introduction and use of AI may not be successful and may present business, compliance, and reputational challenges which could lead to operational or reputational damage, competitive harm, legal and regulatory risk, and additional costs, any of which could materially and adversely affect our business, financial condition, and results of operations.

We have incorporated, and expect to continue to incorporate, AI in our learning services and content solutions, as well as in our AI-powered platform innovations and features, and this incorporation of AI in our business and operations may become more significant over time.

As with most emerging technologies, AI comes with its own set of risks and challenges that could affect its adoption and our business. AI algorithms may be flawed, and the data used could be incomplete or biased. Inappropriate or controversial data practices, by us or by others, could impair our AI solutions. Certain AI applications could trigger ethical issues. Should our AI-based product and service offerings become controversial due to their effects on human rights, privacy, employment, or other social matters, we risk reputational harm or legal repercussions. While the generative AI technology has the potential to streamline content creation processes and reduce costs, there may be significant upfront investments required for businesses to integrate generative AI into our products and service offerings. Also, uncertainty exists with respect to the economic feasibility of commercializing generative AI. Although generative AI holds much promise for commercial applications, there still exists substantial uncertainties, such as quality and reliability of outputs, customer acceptance and clear industry standards, which need to be addressed before widespread adoption.

Additionally, there are uncertainties around the ownership and intellectual property protection of AI generated content, or AIGC. Using AIGC tools could also lead to potential intellectual property infringement and other legal issues. If we are unable to obtain any needed authorization or licenses for using AIGC tools, whether due to failure to identify the rights holder or any other reason, we might infringe on others’ rights and encounter claims. Such third-party infringement claims might lead to monetary claims, increasing licensing or usage fees or less content for our users.

The regulatory and legal framework on generative AI is constantly evolving. On November 25, 2022, the CAC, the MIIT and the Ministry of Public Security jointly issued the Administrative Provisions on Deep Synthesis of Internet Information Services, which became effective on January 10, 2023. According to these Provisions, no organization or individual may use deep synthesis services to produce, reproduce, release or disseminate information prohibited by laws and administrative regulations, or to engage in activities that endanger national security and interests, damage the national image, infringe upon social public interests, disrupt the economic and social order or undermine the legitimate rights and interests of others. Additionally, the providers of deep synthesis services shall, among other things, establish and maintain management systems for algorithmic mechanism review, data security and personal information protection. On July 10, 2023, the CAC published the Provisional Administrative Measures for Generative Artificial Intelligence Services, which took effect on August 15, 2023. These Measures provide, among others, that any providers of generative AI products with public opinion attributes or social mobilization capabilities shall conduct security assessment in accordance with relevant regulations, and complete the filing procedures in accordance with the Administrative Provisions on Internet Information Service Algorithm Recommendation. See “Item 4. Information on the Company—B. Business Overview—PRC Regulations—Regulations Relating to Generative AI” for details on regulations over Generative AI in the PRC. However, since these laws and regulations are still relatively new and significant uncertainties remain with respect to their interpretation and implementation, there remain uncertainties whether we are required to complete such security assessment and algorithm filing, and if so, we cannot assure you whether we will be able to comply with the requirements of such laws and regulations or complete additional registrations and filings in a timely manner or at all. If we are unable to complete all necessary filings and/or assessments, or to comply with applicable laws and regulations, or if we have any dispute with any third party relating to intellectual property or data security, our reputation, business operation and financial condition may be materially and adversely affected.

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

In addition, new rules or regulations promulgated in the future may impose additional requirements on us. If it were determined in the future that additional approval and filing from the CSRC or other regulatory authorities or other procedures, including cybersecurity reviews under the Revised Cybersecurity Review Measures and the Draft Data Security Regulations, are required for our offshore offerings, we may not be able to complete the requisite filing procedures or obtain approvals in a timely manner, or at all. Approvals or filings that have been obtained or completed by us may also be rescinded. Any failure to, or delay in, completing such filing procedures or obtaining such approvals for our offshore offerings, or any rescission of approvals or filings that have been obtained or completed by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our ADSs.

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

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors of the benefits of such inspections.

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

The auditor is located in the mainland of China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in our ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed the mainland of China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in the mainland of China or Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in our ADSs to lose confidence in the audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in the mainland of China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

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

In December 2021, the PCAOB made its determinations, or the 2021 Determinations, pursuant to the HFCAA that it was unable to inspect or investigate completely registered public accounting firms headquartered in China or Hong Kong, including our auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP. After we filed our annual report on Form 20-F for the fiscal year ended February 28, 2022 that included an audit report issued by Deloitte Touche Tohmatsu Certified Public Accountants LLP on June 14, 2022, the SEC conclusively identified us as an SEC-Identified Issuer in July 2022. As such, we were required to satisfy additional disclosure requirement for SEC-Identified Issuers that are also foreign issuers and made such additional disclosure in our annual report on Form 20-F for the fiscal year ended February 28, 2023, filed with the SEC on May 31, 2023, or the 2023 Annual Report.

Following the Statement of Protocol signed between the PCAOB and the CSRC and the Ministry of Finance of the PRC, or the MOF, in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB voted in December 2022 to vacate the previous 2021 determinations. On December 15, 2022, the PCAOB removed the mainland of China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as an SEC-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended February 28, 2023 and do not expect to be identified so after we file this annual report on Form 20-F for the fiscal year ended February 29, 2024. On November 30, 2023, the PCAOB announced that it had completed its inspections on registered public accounting firms headquartered in mainland China and Hong Kong for 2023 with the complete access required under the HFCAA. As such, we do not expect to be identified as an SEC-Identified Issuer after we file this annual report either. However, the PCAOB may change its determinations under the HFCAA at any point in the future. In particular, if the PCAOB finds its ability to completely inspect and investigate registered public accounting firms headquartered in China or Hong Kong is obstructed by the PRC authorities in any way in the future, the PCAOB may act immediately to consider the need to issue new determinations consistent with the HFCAA. We cannot assure you that the PCAOB will always have complete access to inspect and investigate our auditor, or that we will not be identified as an SEC-Identified Issuer again in the future.

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

The global macroeconomic environment is facing challenges. The economy of China has shown slower growth compared to the previous decade since 2012 and whether this slowdown will continue is still unknown. In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats and potential for war in the Middle East and elsewhere may increase market volatility across the globe. The Russia-Ukraine conflict has caused, and continues to intensify, significant geopolitical tensions in Europe and across the world. The resulting sanctions are expected to have significant negative impacts on the economic conditions of the targeted countries and markets. There is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. There have also been concerns on the relationship between China and other countries, including the surrounding Asian countries, which may have negative economic and political consequences. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or China economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet capital or liquidity needs.

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

We are a holding company and conduct a substantial majority of our business through our operating subsidiaries and the VIEs and VIE Subsidiaries. We may rely on dividends paid by our subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. In particular, PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with the PRC accounting standards and regulations. PRC Companies are also required to set aside at least 10% of their after-tax profit based on the PRC accounting standards each year to their statutory surplus reserves until the accumulative amounts of such reserves reach 50% of their respective registered capital. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries and the VIEs and VIE Subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. To the extent cash or assets in our business is in the mainland of China or Hong Kong or a mainland of China or Hong Kong entity, such cash or assets may not be available to fund operations or for other use outside of China due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our PRC subsidiaries, or the VIEs or VIE Subsidiaries by the PRC government to transfer cash or assets. PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place, including the VIE Contractual Arrangements, in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. Moreover, each of our affiliated schools is required to allocate a certain amount of profits to its development fund for constructing or maintaining school facilities or procuring or upgrading learning equipment at the end of each fiscal year. See “Item 4. Information on the Company—B. Business Overview—PRC Regulations—Regulations on Private Education—The Private Education Law and the Implementation Rules for the Private Education Law” for a discussion on the requirements for private schools to make allocations to school development funds. Any direct or indirect limitation on the ability of our PRC subsidiaries to distribute dividends and other distributions to us could materially and adversely limit our ability to make investments or acquisitions at the holding company level, pay dividends or otherwise fund and conduct our business.

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

In February 2015, SAFE promulgated SAFE Circular 13 to simplify the procedures for implementing the foreign exchange management policy in connection with direct investments. Specifically, the registration authorities under the SAFE foreign exchange management policies (including the registration of PRC residents under SAFE Circular 37) change from local SAFE branches to local banks authorized by SAFE. Under SAFE Circular 13, the registrations of PRC residents under SAFE Circular 37, or amendments to such registrations, shall be filed with local banks authorized by SAFE. The PRC residents shall also, by themselves or through entrusting accounting firms or banks, file via the online information system designated by SAFE with respect to their existing rights under offshore direct investments each year in a timely manner.

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

Furthermore, pursuant to NDRC Circular 11, outbound investments via overseas enterprises controlled by PRC residents are subject to verification, approval, record-filing and reporting requirements. According to NDRC Circular 11, sensitive projects, such as outbound investments in real estate, hotels, news media, cinemas or sports clubs, carried out by overseas enterprises controlled by PRC residents shall obtain verification and approval from the NDRC prior to the implementation of such sensitive projects. Non-sensitive projects carried out by overseas enterprises directly controlled by PRC residents, including by means of acquiring assets, making equity investments, or providing financing or guarantees, shall complete record-filings with the competent government authorities prior to the implementation of such non-sensitive project. Non-sensitive projects carried out by overseas enterprises indirectly controlled by PRC residents with an investment amount over $0.3 billion shall be reported to the NDRC by submitting an information reporting form for large-amount non-sensitive projects. See “Item 4. Information on the Company—B. Business Overview—PRC Regulations—Administrative Measures for Outbound Investment by Enterprises” for more details regarding NDRC Circular 11. Through our dual-class share structure, Mr. Bangxin Zhang, a PRC citizen, possesses and controls 73.2% of the voting power of our company as of April 30, 2024, thus our investments outside China are subject to the abovementioned verification, approval, record-filing and reporting requirements under NDRC Circular 11.

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

From time to time, we may use financial instruments that may hedge our exposure to foreign currency risks. The effectiveness of such hedges may be limited and we may not be able to mitigate our exposure in an adequate manner, or at all. In addition, our currency exchange losses may be magnified by the exchange control PRC regulations that restrict our ability to convert Renminbi into foreign currencies. As a result, fluctuations in foreign exchange rates may have a material adverse effect on our financial condition and results of operations, as well as the value of your investment.

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

The market price for our ADSs has fluctuated significantly since we first listed our ADSs. For the fiscal year ended February 29, 2024, the closing prices of our ADSs have ranged from $5.25 to $15.24 per ADS.

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

Upon any transfer of Class B common shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B common shares shall be automatically and immediately converted into an equal number of Class A common shares. In addition, if at any time, any of the persons who held Class B common shares immediately before our initial public offering and their affiliates collectively own less than 5% of the total number of the issued and outstanding Class B common shares, each issued and outstanding Class B common share owned by such Class B holder shall be automatically and immediately converted into one Class A common share, and no Class B common shares shall be issued by us thereafter. Due to the disparate voting powers attached to these two classes of common shares, as of April 30, 2024, holders of our Class B common shares (excluding any Class A common shares such holder may hold in the form of ADSs) collectively held approximately 76.3% the voting power of our outstanding shares and have considerable influence over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential mergers, takeovers or other change-of-control transactions that holders of our Class A common shares and ADSs may view as beneficial.

Our corporate actions are substantially controlled by our officers, directors and their affiliated entities.

As of April 30, 2024, our executive officers, directors and their affiliated entities beneficially owned approximately 31.9% of our total outstanding shares, representing 78.7% of our total voting power. These shareholders, if they acted together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions and they may not act in the best interests of other minority shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other minority shareholders.

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

We are incorporated in the Cayman Islands, and conduct a substantial majority of our operations in China through our subsidiaries and the VIEs and VIE Subsidiaries in China. Most of our executive officers and directors do not reside in the United States and some or all of the assets of these persons are not located in the United States. As a result, it may not be possible to effect service of process within the United States or elsewhere outside of China upon our executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws.

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

If we are deemed an investment company under the Investment Company Act of 1940, applicable restrictions could have a material adverse effect on our business and the price of our ADSs.

We do not believe that we are an “investment company” and do not intend to become an “investment company” as that term is defined and used under the Investment Company Act of 1940, as amended, or the “Investment Company Act.”

Section 3(b)(1) is an exemption that is available to issuers that are primarily engaged in a “business other than that of investing, reinvesting, owning, holding, or trading in securities,” notwithstanding that the composition of their assets would cause the issuer to fail the test under Section 3(a)(1)(C). We believe that we are engaged primarily in the business of developing and providing learning services and learning content solutions, and our historical development, public representations of policy, the activity of our officers and directors, the nature of our present assets, the sources of our present income, and the public perception of the nature of our business all support the conclusion that we are an operating company and not an investment company. While we believe our board has made the appropriate determination, we cannot assure you that the SEC or the courts would agree with our board’s conclusion that our company is exempt from the definition of an investment company under the 1940 Act pursuant to Section 3(b)(1).

While we do not believe we are an investment company, if we were deemed to be by the SEC and appropriate court of law, we may have to take immediate action to change our business activities or asset composition and those changes may materially adversely affect our business, financial condition, or results of operations. Given that we are not an entity organized under the laws of a U.S. jurisdiction, if we are deemed to be an investment company, we cannot register as such under the 1940 Act as a means to come into compliance with the 1940 Act. Therefore if we find ourselves in such a situation, the only available options would be to either dispose of disqualifying assets or to acquire assets that would help us qualify for an exemption from the definition of an investment company. If we are required to dispose of assets to maintain compliance with the 1940 Act, such dispositions may include investment securities or subsidiaries of our company that may potentially be sold at a loss. If we are required to acquire assets to maintain compliance with the 1940 Act, we may not be able to acquire those assets at optimal prices and there may be opportunity costs associated with using capital to fund those asset acquisitions rather than other priorities of our company.

We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended February 29, 2024, which will result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or common shares.

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

Based on our financial statements and the composition of our income and assets, the valuation of our assets, and the market price of our ADSs (and despite our assumption that we are the owner of the VIEs and the VIE Subsidiaries for U.S. federal income tax purposes), we believe that we were a PFIC for the taxable year ended February 29, 2024, and we may be classified as a PFIC for the current or future taxable years. The determination of whether we were, are, or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be more likely to be treated as a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash or other passive assets for active purposes, our risk of being classified as a PFIC may substantially increase for the current and any subsequent taxable year.

If we were, are, or will become classified as a PFIC, a U.S. Holder (as defined in “Item 10. Additional Information-E. Taxation-U.S. Federal Income Tax Considerations-General”) may be subject to reporting requirements and may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or common shares and on the receipt of distributions on the ADSs or common shares to the extent any such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our ADSs or common shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ADSs or common shares. As we believe we were a PFIC for our taxable year ended February 29, 2024, it is expected that any U.S. Holder which held our ADSs or common shares during such taxable year will be subject to these rules. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of holding and disposing of ADSs or common shares if we are or become classified as a PFIC. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—PFIC Considerations and Rules.”

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

For more information on our acquisitions and investments, see Note 3 “Business Acquisitions,” Note 8 “Long-term investments” and Note 11 “Fair Value” to the consolidated financial statements included elsewhere in this annual report.

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

Our principal executive offices are located at 5/F, Tower B, Heying Center, Xiaoying West Street, Haidian District, Beijing 100085, People’s Republic of China. Our telephone number at this address is +86 (10) 5292 6669. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. As of February 29, 2024, we had branch offices in 38 cities in China and six branch offices out of China.

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

Learning Services and Others

Historically, we offered K-9 Academic AST Services in the mainland of China, which was ceased at the end of 2021 in compliance with regulatory policies promulgated by the PRC government in 2021. In the fiscal year ended February 28, 2022, the revenues from offering K-9 Academic AST Services in the mainland of China accounted for a substantial majority of our total net revenues prior to the cessation of such services.

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

Research and Development

We have a dedicated in-house team who are engaged in the research and development of our foundational technologies, the application of such technologies and the research, development and design of learning services, and learning content solutions that we offer. In collaboration with several technology companies and academic institutions, we are leading the development of a nationwide open innovative platform for promoting smart education with AI technologies, which encompasses algorithms, applications, software and hardware capabilities. We continued to improve our large language model in terms of its response speed and accuracy, and to explore the application of AI technology in specific use cases.

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

In the fiscal years ended February 28, 2022, 2023 and February 29, 2024, our selling and marketing expenses were $1,118.1 million, $283.0 million and $461.9 million, respectively, accounting for 25.5%, 27.8% and 31.0% of our total net revenues for these periods, respectively.

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

Intellectual Property

Our brands, trademarks, service marks, copyrights, patents and other intellectual property rights distinguish and protect our offerings and services from infringement, and contribute to our competitive advantages in the learning solutions industry in China. As of February 29, 2024, our intellectual property rights include the following:

●	Trademark registrations for our brands and logos in and out of China;

●	Domain names, including our key domain names www.100tal.com, www.xueersi.com, and www.speiyou.com;
●	Copyrights, including those related to learning contents and software programs that we developed in-house; and
●	Patents granted in and out of China relating to technology-driven teaching.

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

On November 30, 2022, the MoE together with twelve other government authorities issued the Opinions on Standardizing Non-Academic After-School Tutoring for Primary and Secondary School Students, which reiterates that local government authorities shall identify corresponding competent authorities for different tutoring categories and shall set forth basic standards for establishment and approval procedures for online and offline tutoring institutions of the corresponding categories based on local conditions. In addition, the opinions provide that local government authorities shall standardize daily operations and strengthen daily supervision of non-academic after-school tutoring, including: (1) in terms of training content and training time, non-academic tutoring institutions shall not provide academic tutoring courses, and the training time shall not conflict with the teaching time of local primary and secondary schools; offline training shall end no later than 20:30, and online training shall end no later than 21:00; (2) in terms of price, non-academic tutoring institutions shall follow the principles of fairness, legality and good faith, set prices according to training costs, market supply and demand, among other factors; and such prices shall be reported to the competent authorities and be made to the public; (3) in terms of pre-collection of fees, all fees collected by the tutoring institution shall be put into special account, and training fees shall not be paid by training loans. The pre-collected fees shall be subject to supervision and shall not be collected for more than 60 classes, for a course length of more than three months or over RMB5,000 in one time or in the form of recharge, card and other disguised charges; (4) all non-academic tutoring institutions shall be included in the unified management through the National Platform for Supervision and Service of After-School Education and Training.

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

The MoE issued the Provisional Measures on Administrative Penalties for After-School Tutoring, or Provisional Measures, effective from October 15, 2023, which specify various non-complaint activities of after-school tutoring institutions and stipulate corresponding penalties. According to the Provisional Measures, the conducts of after-school tutoring by any person, legal person or other organization without approval and without satisfying the following conditions constitute unauthorized conducts of after-school tutoring institutions, which shall be ordered to suspend the operations, return collected fees and be imposed a fine: (i) having specific training sites for offline training, or websites or applications for online training; (ii) having more than two training practitioners; and (iii) having organizational structure and division of labor. In addition, if the management of after-school tutoring institutions is chaotic, and involves one of the following acts, the competent government authorities shall require such after-school tutoring institutions to rectify within a certain period of time and issue a warning: (i) enrolling students in violation of regulations such as joint enrollment with primary and secondary schools; (ii) recruiting and managing practitioners in violation of laws, regulations and the other relevant provisions promulgated by the competent department of the State Council; (iii) charging price, charging behavior, pre-collected fee management in violation of laws, regulations and other relevant provisions promulgated by the competent department of the State Council; (iv) containing online game content and links that are not related to tutoring in online after-school tutoring; (v) failing to retain training content, training data and live training images by online after-school tutoring in accordance with relevant provisions promulgated by the competent department of the State Council; (vi) publishing advertisements illegally; and (vii) other disorders that may seriously affect education and teaching. The illegal income (if any) shall be confiscated after the refund of the fees charged; if the situation is serious, the responsible institution shall be ordered to stop recruiting trainees and the license shall be revoked.

On February 8, 2024, the MoE released the Regulations on the Administration of After-School Tutoring (Draft for Comments) which sets out a series of requirements on after-school tutoring. As of the date of this annual report, these draft administrative regulations were released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change.

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

On July 21, 2023, the MIIT issued a Notice on the Filing of Mobile Internet Apps, according to which, app operators shall complete the apps filing with the MIIT’s provincial level counterparts where it is domiciled through the National Management System for the Basic Internet Resources. A transition period from September 2023 to March 2024 will be granted to existing apps within which apps carrying out business before the promulgation of this Notice shall conduct and complete the apps filling.

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

Moreover, the Supreme Court of the PRC promulgated the Interpretation of Several Issues Concerning the Application of Laws for Civil Dispute Cases regarding Infringement upon Information Network Dissemination Rights, effective as of January 1, 2021, which stipulates that, without permission from the copyright owner, producing works, performance, audio and video products in the information network by means of uploading to a network server, setting up shared files or using file-sharing software, among others, which enables the public to download, browse or obtain by other means at any desired time and location, shall constitute the infringement of information network dissemination rights.

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

On April 8, 2024, the MIIT issued the Circular on Pilot Work of Expanding the Opening Up of Value-Added Telecommunications Services, pursuant to which, the foreign ownership limits on several services, including (i) Internet Data Center, (ii) Content Delivery Networks, (iii) Internet Access Services, (iv) online data processing and transaction, (v) information publishing platform and delivery services (except Internet news and information, online publishing, online audiovisual, Internet culture business), and (vi) information protection and processing services in designated pilot areas, are eliminated. However, this Circular are newly promulgated, there are substantial uncertainties as to its interpretation, application and enforcement. On July 13, 2006, the MII issued the Circular on Strengthening the Administration of Foreign Investment in Value-Added Telecommunications Services, which requires that (i) foreign investors can only operate a telecommunications business in China through establishing a telecommunications enterprise with a valid telecommunications business operation license; (ii) domestic license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resources, sites or facilities to foreign investors to facilitate the unlicensed operation of a telecommunications business in China; (iii) value-added telecommunications service providers or their shareholders must directly own the domain names and registered trademarks they use in their daily operations; (iv) each value-added telecommunications service provider must have the necessary facilities for its approved business operations and maintain such facilities in the geographic regions covered by its license; and (v) all value-added telecommunications service providers shall improve network and information security, enact relevant information safety administration regulations and set up emergency plans to ensure network and information safety. The provincial communications administration bureaus, as local government authorities in charge of regulating telecommunications services, may revoke the value-added telecommunications business operation licenses of those who fail to comply with the above requirements or fail to rectify such non-compliance within specified time limits.

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

In February 2015, SAFE promulgated SAFE Circular 13 to simplify the procedures for implementing the foreign exchange management policy in connection with direct investments. Specifically, the registration authorities under the SAFE foreign exchange control policies (including the registration of PRC residents under SAFE Circular 37) change from local SAFE branches to local banks authorized by SAFE. Under SAFE Circular 13, the registrations of mainland residents under SAFE Circular 37, or amendments to such registrations, shall be filed with local banks authorized by SAFE. The PRC residents shall also, by themselves or through entrusting accounting firms or banks, file via the online information system designated by SAFE with respect to their existing rights under offshore direct investments each year in a timely manner.

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

On January 5, 2023, the NDRC promulgated the Administrative Measures for the Review and Registration of Medium and Long-Term Foreign Debts of Enterprises, or the Foreign Debts Measures, which became effective on February 10, 2023. Pursuant to the Foreign Debts Measures, medium and long-term foreign debts (being foreign debts with a tenor of more than one year) incurred by a PRC enterprise or its overseas enterprises or branches controlled by a PRC enterprise will be subject to the Foreign Debts Measures. PRC enterprises are not allowed to raise medium and long-term foreign debts unless and until they shall have completed the review and registration process and obtained the certificate of registration issued by NDRC. Also, the Foreign Debts Measures require PRC enterprises to register with NDRC prior to making a material amendment to a medium and long-term foreign debts transaction and submit the information, including the main operating indicators of the PRC enterprises and the details regarding such debt, to NDRC within 10 business days after each drawdown of the medium and long-term foreign debts and other specific information requested by NDRC through the online platform operated by NDRC.

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

Regulations on Anti-Monopoly

The Anti-Monopoly Law promulgated by the Standing Committee of the NPC, the latest amendment of which became effective on August 1, 2022, and the Provisions on the Review of Concentrations of Undertakings promulgated by the SAMR, the latest amendment of which became effective on April 25, 2023, require that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the SAMR before they can be completed. Where the concentrations do not meet the thresholds but there is evidence that the concentrations have or may have the effect of excluding or restricting competition, the SAMR is authorized to require an examination of the concentration of undertakings. Where the participation in concentrations by way of foreign-funded merger and acquisition of domestic enterprises or any other method which involves national security, the examination of concentration shall be carried out pursuant to the provisions of The Anti-Monopoly Law and examination of national security shall be carried out pursuant to the relevant laws and regulations. Failure to comply with above regulations may result in an order to stop concentration, dispose the shares/assets or transfer the operation within a stipulated period, or adopt other necessary measures to reinstate the pre-concentration status, or fines.

On February 7, 2021, the Anti-Monopoly Commission of the State Council issued the Anti-Monopoly Guidelines for the Internet Platform Economy Sector that aims at specifying some of the circumstances under which an activity of internet platforms may be identified as monopolistic act as well as classifying that concentrations involving variable interest entities shall also be subject to anti-monopoly review. On March 10, 2023, the SAMR promulgated the Provisions on Prohibition of Monopoly Agreements and the Provisions on Prohibition of Abuse of Market Dominance, effective on April 15, 2023, which improve the anti-monopoly rules regarding internet platform economy. According to these Provisions, undertakings with market dominance shall not abuse market dominant positions, or enter into monopoly agreements with other competing undertakings through intentional liaison, exchange of sensitive information, concerted acts by using data, algorithms, technologies and platform rules, among others. Failure to comply with above regulations may result in an order to stop illegal acts, confiscate illegal incomes and fines.

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

On October 16, 2023, the CAC promulgated the Regulation on the Cyber Protection of Minors, which took effect as of January 1, 2024. This regulation further improves the regulatory requirements relating to minor’s cyber protection on the basis of the Personal Information Protection Law, pursuant to which (i) network service providers shall prompt and take necessary protective measures once locating minors’ personal information or minors’ personal information is released through the Internet involving private information; (ii) the personnel handling personal information processors shall be approved by the relevant responsible person or his/her authorized management personnel before accessing minors’ personal information, document the instance of access, and implement technical measures to prevent any illegal processing of the personal information of minors; and (iii) the guardians of minors can request to exercise the right to inspect, copy, correct, supplement or delete the personal information of minors. Moreover, this regulation requires network product and service providers to establish and improve obsession prevention systems, reasonably restrict minors’ online consumption behavior, and prevent and counteract undesirable value tendencies.

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

On March 22, 2024, the CAC published the Provisions on Promoting and Regulating Cross-border Data Flows, which streamline and provide clarity to the governance framework for outbound data transfers. According to these Provisions, data processors shall identify and declare important data in accordance with relevant provisions. If the data have not been informed or publicly announced as important data by relevant authorities or regions, data processors are not required to report security assessments for their outbound data transfers as important data. These Provisions also establish specific exemptions for outbound data transfers. For instance, data collected and generated in international trade, transnational transportation, academic cooperation, global manufacturing and marketing, which does not contain personal information or important data, is now exempted from compliance requirements regarding outbound data transfers, such as security assessments for outbound data transfer, execution of standard contracts for outbound personal information transfers, or authentication processes for personal information protection. In addition, Pilot Free Trade Zones are permitted to formulate data negative lists at their own discretion, where data processors may provide overseas parties with any data not included in the negative lists without conducting security assessments.

Regulations Relating to Generative AI

Prior to 2022, the provisions on the generative AI technology are stipulated in the regulations and rules about internet information services dispersedly. For example, according to the Provisions on the Management of Network Information Content Ecology issued by the CAC at the end of 2019, a network information content service platform must not, among others, utilize new technologies such as deep-learning and virtual reality to engage in activities prohibited by laws and regulations. According to the Administrative Provisions on Online Audio-visual Information Services jointly issued by the CAC, the Ministry of Culture and Tourism and the National Radio and Television Administration on November 18, 2019, the production, release and dissemination of any unauthentic audio-visual information by use of any new applications and technologies bases on deep learning and virtual reality must be labeled in a prominent manner by the online audio-visual information service providers and users. Furthermore, any online audio-visual information service providers and users should not produce, release or disseminate false news by use of new applications and technologies based on deep learning and virtual reality.

Since the end of 2021, the PRC government authorities specially promulgated certain laws to regulate the algorithmic recommendation and deep synthesis technology which are closely related to the generative AI technology. On December 31, 2021, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Administration Provisions on Algorithmic Recommendation of Internet Information Services, which became effective on March 1, 2022. These provisions stipulates that algorithmic recommendation service providers must (i) fulfill their responsibilities for algorithm security, (ii) establish and strengthen management systems for algorithm mechanism examination, ethical review in technology, user registration, information release examination, protection of data security and personal information, anti-telecom and network fraud, security assessment and monitoring, emergency response to security incidents, etc., and (iii) formulate and publish rules governing algorithmic recommendation related service. Besides, it should not take advantage of algorithms to impose unreasonable restrictions on other information service providers, or hinder or obstruct the normal operation of their legal services. The providers of algorithmic recommendation services with the characteristics of public opinion or capacity of social mobilization must complete the filing with the CAC’s filing system within ten business days after the launch of its service.

On January 4, 2022, the CAC published the Administrative Provisions on Internet Information Service Algorithm Recommendation on its website which became effective on March 1, 2022 and raise certain new compliance requirements on internet information service providers using algorithm recommendation technology. Specifically, the Administrative Provisions on Internet Information Service Algorithm Recommendation require that such service providers shall provide users with options that are not specific to their personal characteristics, or provide users with convenient options to cancel algorithmic recommendation services.

On November 25, 2022, the CAC, MIIT and Ministry of Public Security jointly issued the Administrative Provisions on Deep Synthesis of Internet Information Services, which took effect on January 10, 2023. According to these provisions, deep synthesis technology refers to any technology that utilizes deep learning, virtual reality or any other generative or synthetic algorithm to produce text, images, audio, video, virtual scenes or other network information. If the CAC and other competent government authorities find that the deep synthesis service has a serious information security risk, they can require the deep synthesis service providers and technical supporters to suspend information update, user account registration or other related services in accordance with their duties and applicable laws. Deep synthesis service providers and technical supporters shall take measures to rectify and eliminate hidden dangers. Deep synthesis service providers with the characteristics of public opinion or capacity of social mobilization shall complete the filing in accordance with the Administration Provisions on Algorithmic Recommendation of Internet Information Services. On July 10, 2023, the CAC published the Provisional Administrative Measures for Generative Artificial Intelligence Services, or the Generative AI Services Measures, effective from August 15, 2023, which apply to the use of generative artificial intelligence technology to provide the public in the PRC to generate content such as texts, images, audios and other content services. Generative AI service providers shall assume the responsibility as a producer of online information content and personal information processor in accordance with applicable laws, fulfill online information security obligations, enter into service agreements with the users, and label images, videos, and other contents generated by use of generative AI technology pursuant to the Administrative Provisions on Deep Synthesis of Internet Information Services. The Generative AI Services Measures further provide, among others, that any providers of generative AI products with public opinion attributes or social mobilization capabilities shall conduct security assessments in accordance with relevant regulations and complete the filing procedures in accordance with the Administrative Provisions on Internet Information Service Algorithm Recommendation.

On September 7, 2023, the PRC Ministry of Science and Technology and other nine PRC government authorities jointly issued the Measures for Science and Technology Ethics Reviews (for Trial Implementation). According to these measures, organizations conducting life sciences, medicine, artificial intelligence or other science and technology activities, of which the research content involves sensitive areas of science and technology ethics, shall establish a science and technology ethics review committee, and the research and development of algorithm models, applications, and systems with the capability to mobilize public opinions and guide social consciousness shall be subject to the ethics review. Moreover, as one of the key contents of the ethics review, with respect to the science and technology activities involving data and algorithms, (i) the data collection, storage, processing, use and other data handling activities, as well as the research and development of new data technologies, shall comply with relevant national data security and personal information protection laws and regulations, and there should be proper data security risk monitoring and contingency plans; and (ii) the design, implementation and application of algorithms, models and systems shall adhere to the principles of fairness, equity, transparency, reliability and controllability, and comply with relevant national requirements.

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

C.          Organizational Structure

The following diagram sets out details of our significant subsidiaries and VIEs and VIE Subsidiaries as of February 29, 2024.

TAL Education Group
(Cayman Islands)
100%
TAL Holding Limited
(Hong Kong)
Offshore
Onshore
100%
100%
Pengxin TAL Industrial Investment (Shanghai) Co., Ltd.
100%
Beijing Century TAL Education Technology Co., Ltd.
Beijing Xintang Sichuang Education Technology Co., Ltd.
100% Sponsorship interest
schools
100% or Majority
subsidiaries
Bangxin Zhang(1) 56.5%
Yundong Cao 26.0%
Yachao Liu(2) 10.0%
Yunfeng Bai 7.5%
100%
Beijing Xueersi Education Technology Co., Ltd.
Sponsorship interest(3)
schools
100% or Majority
subsidiaries
Bangxin Zhang(1) 56.5%
Yundong Cao 26.0%
Yachao Liu(2) 10.0%
Yunfeng Bai 7.5%
100%
Beijing Xueersi Network Technology Co., Ltd.
Sponsorship interest
schools
100%
100% or Majority
subsidiaries
Beijing Keletang Technology Co., Ltd
100%
Xinxin Xiangrong Education Technology (Beijing) Co., Ltd.
Sponsorship interest
schools
100%
100% or Majority
subsidiaries
Equity interest
Contractual interest

(1)	Mr. Bangxin Zhang is our chairman and chief executive officer who owned 27.5% of the common shares and 73.2% of the voting power of TAL Education Group as of April 30, 2024.
(2)	Mr. Yachao Liu is our director and chief operating officer who owned 4.2% of the common shares and 5.4% of the voting power of TAL Education Group as of April 30, 2024.
(3)	Among these schools, certain schools’ majority ownership are directly or indirectly held by Xueersi Education, and the remaining minority ownership are directly or indirectly held by Xueersi Network. For the other schools, Xueersi Education held either 100% or majority ownership for which the remaining minority ownership were held by third parties.

VIE Contractual Arrangements

Due to PRC legal restrictions on foreign ownership and investment in certain learning business and value-added telecommunication business in China, a substantial majority of our learning business in China is conducted through the VIE Contractual Arrangements. The VIE Contractual Arrangements, which are summarized below, enable us, through TAL Beijing, to direct the activities of the VIEs that most significantly affect the VIEs’ economic performance and to receive substantially all the benefits from the VIEs and VIE Subsidiaries.

Exclusive Business Service Agreements. Pursuant to the Exclusive Business Cooperation Agreement entered into on June 25, 2010 by and among TAL Beijing, Xueersi Education, Xueersi Network, the equity holders, subsidiaries and schools of Xueersi Education and Xueersi Network, or the Agreement of Xueersi Education and Xueersi Network, which supersedes all agreements among parties with respect to subject matters thereof, TAL Beijing or its designated affiliates have the exclusive right to provide each of Xueersi Education and Xueersi Network and their subsidiaries and schools comprehensive intellectual property licensing and various technical and business support services. Pursuant to the Exclusive Management Services and Business Cooperation Agreement entered into by and among TAL Beijing, Xinxin Xiangrong and its equity holder on December 29, 2023, or the Agreement of Xinxin Xiangrong, TAL Beijing and its designated affiliates have the exclusive right to provide Xinxin Xiangrong and its subsidiaries and schools (if any) comprehensive intellectual property licensing and various technical and business support services. The services under each of these agreements include, but are not limited to, employee training, technology development, transfer and consulting services, public relation services, market survey, and research, market development and planning services, human resource and internal information management, network development, upgrade and ordinary maintenance services, and software and trademark licensing and other additional services as the parties may mutually agree from time to time. Without the prior written consent of TAL Beijing, none of the VIEs or the VIE Subsidiaries may accept services provided by any third party which are covered by the agreements set forth above. TAL Beijing owns the exclusive intellectual property rights created as a result of the performance of these agreements. With respect to the Agreement of Xueersi Education and Xueersi Network, the relevant VIEs and VIE Subsidiaries agree to pay service fees to TAL Beijing or its designated affiliates on a fixed term and adjust the service fee rates from time to time at TAL Beijing’s discretion. Such agreement will not expire unless terminated pursuant by a mutual agreement of parties. With respect to the Agreement of Xinxin Xiangrong, the relevant VIEs and VIE Subsidiaries agree to pay service fees regularly to TAL Beijing or its designated affiliates and adjust the service fee rates from time to time at TAL Beijing’s discretion. Such agreement will not expire unless terminated pursuant to a mutual agreement of parties. Each of these agreements entitle TAL Beijing or its designated affiliates to charge the VIEs and VIE Subsidiaries service fees regularly that amount to substantially all of the net income of the VIEs and VIE Subsidiaries before the service fees.

Call Option Agreement. Pursuant to a call option agreement, dated on February 12, 2009, by and among TAL Beijing, Xueersi Education, Xueersi Network and the respective equity holders of Xueersi Education and Xueersi Network, the respective equity holders of Xueersi Education and Xueersi Network unconditionally and irrevocably granted TAL Beijing or its designated party an exclusive option to purchase from the equity holders part or all of the equity interests in Xueersi Education and Xueersi Network, as the case may be, for the minimum amount of consideration permitted by the applicable PRC laws and regulations under the circumstances where TAL Beijing or its designated party is permitted under PRC laws and regulations to own all or part of the equity interests of Xueersi Education and Xueersi Network or where we otherwise deem it necessary or appropriate to exercise the option. TAL Beijing, Xinxin Xiangrong and the equity holder of Xinxin Xiangrong have entered into a call option agreement on December 29, 2023, the terms of which are substantially the same as the call option agreement summarized above. These agreements become effective on the date of execution and terminate when all of the obligations and rights under such agreement are completely performed. Under each of these agreements, TAL Beijing has sole discretion to decide when to exercise the option, and whether to exercise the option in part or in full. The key factor for us to decide whether to exercise the option is whether the current regulatory restrictions on foreign investment in the educational service business will be removed in the future, the likelihood of which we are not in a position to know or comment on.

Equity Pledge Agreement. Pursuant to an equity pledge agreement, dated on February 12, 2009, by and among TAL Beijing, Xueersi Education, Xueersi Network and the respective equity holders of Xueersi Education and Xueersi Network, and supplemental agreements, by and among TAL Beijing, Xueersi Education, Xueersi Network and their respective equity holders, the respective equity holders of Xueersi Education and Xueersi Network unconditionally and irrevocably pledged all of their equity interests in Xueersi Education and Xueersi Network to TAL Beijing to guarantee performance of the obligations of Xueersi Education and Xueersi Network and their respective subsidiaries and schools under the technology support and service agreements with TAL Beijing. The equity holders of Xueersi Education and Xueersi Network agree that, without the prior written consent of TAL Beijing, they will not transfer or dispose the pledged equity interests or create or allow any encumbrance on the pledged equity interests that would prejudice TAL Beijing’s interest.

TAL Beijing, Xinxin Xiangrong and the equity holder of Xinxin Xiangrong have entered into an equity pledge agreement on December 29, 2023, the terms of which are substantially the same as the agreement summarized above. These agreements are effective on the date of execution and terminate when all the secured rights under the relevant agreements, as the case may be, are completely fulfilled or terminated in accordance thereof. The above pledges of the equity interests in Xueersi Network, Xueersi Education and Xinxin Xiangrong have been registered with the relevant local branch of the SAMR.

Letter of Undertaking. All of the equity holders of Xueersi Education and Xueersi Network have executed a letter of undertaking on September 8, 2010 to covenant with and undertake to TAL Beijing that, if, as the respective equity holders of Xueersi Education and Xueersi Network, such equity holders receive any dividends, interests, other distributions or remnant assets upon liquidation from Xueersi Education and Xueersi Network, such equity holders shall, to the extent permitted by applicable laws, regulations and legal procedures, remit all such income after payment of any applicable tax and other expenses required by laws and regulations to TAL Beijing without any compensation therefore. The equity holder of Xinxin Xiangrong has made similar undertakings in a letter of undertaking on December 29, 2023.

Power of Attorney. Each of the equity holders of Xueersi Education and Xueersi Network has executed an irrevocable power of attorney on August 12, 2009, appointing TAL Beijing, or any person designated by TAL Beijing as their attorney-in-fact to vote on their behalf on all matters of Xueersi Education and Xueersi Network requiring equity holder’s approval under PRC laws and regulations and the articles of association of Xueersi Education and Xueersi Network. The equity holder of Xinxin Xiangrong has executed an irrevocable power of attorney on December 29, 2023, the terms of which are substantially the same as the power of attorney of Xueersi Education and Xueersi Network summarized above. The power of attorney remains effective as long as the relevant person remains an equity holder of the VIE.

The articles of association of each of the VIEs states that the major rights of the equity holders in an equity holders’ meeting include the power to approve the operating strategy and investment plan, elect the executive directors and approve their compensation and review and approve the annual budget and earning distribution plan. Therefore, through the irrevocable power of attorney arrangement, TAL Beijing has the ability to exercise effective control over each of the VIEs respectively through equity holder’s votes and, through such votes, to also control the composition of the board of directors. In addition, the senior management team of each of the VIEs is the same as that of, or is appointed and controlled by, TAL Beijing. As a result of these contractual rights, we have the power to direct the activities of each of the VIEs that most significantly impact their economic performance. Accordingly, we are considered the primary beneficiary of these entities, whose financial results are consolidated in TAL Education Group’s consolidated financial statements under the U.S. GAAP for accounting purposes.

Spousal consent letter. The spouse of each individual equity holder (as applicable) of the VIEs has entered into a spousal consent letter to acknowledge that she is aware of, and consents to, the execution by her spouse of the call option agreement described above. Each such spouse further agrees that she will not take any actions or raise any claims to interfere with performance by her spouse of the obligations under the above mentioned agreements.

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

D.        Property, Plants and Equipment

Facilities

Our headquarters are located in Beijing, China. As of February 29, 2024, we owned approximately 7,582 square meters of office space in Beijing.

As of February 29, 2024, we leased approximately 84,100 square meters in Beijing, consisting of approximately 20,400 square meters of learning center and service center space and approximately 63,700 square meters of office space. In addition, as of February 29, 2024, we leased an aggregate of approximately 321,600 square meters of learning center and service center space and an aggregate of approximately 88,200 square meters of office space in 37 other cities throughout China and six cities out of China. These leases vary in duration from 0.2 to 10.3 years.

On March 19, 2019, we acquired land use rights of a parcel in Zhenjiang, Jiangsu for the construction of office building, at total cost of approximately RMB92 million for approximately 83,025 square meters. In December 2019, we entered into a contract, as amended from time to time, at total cost of approximately RMB1,360 million for the development of office space in Zhenjiang, Jiangsu, covering approximately 222,730 square meters of construction area. As of February 29, 2024, RMB787 million ($109.3 million) had been paid. We expect to complete the construction in June 2024. We intend to fund the construction through cash on hand.

On July 8, 2019, we acquired land use rights of a parcel in Beijing for the development of office space, at a total cost of approximately RMB1,360 million for approximately 28,600 square meters. In December 2019, we entered into a contract, as amended from time to time, at total cost of approximately RMB1,146 million for the development of office space in Changping District, Beijing, as supplemented from time to time, covering approximately 127,670 square meters of construction area. The construction has been completed in May 2024. As of February 29, 2024, RMB976 million ($135.6 million) of the total cost had been paid. We intend to fund the foregoing construction through cash on hand.

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

Key Components of Results of Operations

Net Revenues

In the fiscal years ended February 28, 2022, 2023 and February 29, 2024, we generated total net revenues of $4,390.9 million, $1,019.8 million and $1,490.4 million, respectively.

The primary sources of our revenues for the year ended February 28, 2022 included (a) small class learning services, personalized premium services and others; and (b) online education services through www.xueersi.com.

In compliance with the Alleviating Burden Opinion Regarding Compulsory Education and applicable rules, regulations and measures, we ceased offering K-9 Academic AST Services in the mainland of China by the end of December 2021. The cessation has had a substantial adverse impact on our revenues for the fiscal year ended February 28, 2022 and subsequent periods. In the fiscal year ended February 28, 2022, the revenues from offering K-9 Academic AST Services in the mainland of China accounted for a substantial majority of the our total net revenues prior to the cessation of such services. We have realigned our business focus toward (i) learning services and others, and (ii) learning content solutions. See “Item 4. Information on the Company—B. Business Overview” for more information.

The following table presents our net revenues disaggregated by revenue sources (net of discounts, value added tax and surcharges).

	For the Years Ended February 28/29,
	2022		2023		2024
	$	%	$	%	$	%

	(in thousands of $, except percentages)
Learning services and others(1)	4,275,262	97.4	853,629	83.7	1,051,783	70.6
Learning content solutions(1)	115,645	2.6	166,143	16.3	438,657	29.4
Total	4,390,907	100.0	1,019,772	100.0	1,490,440	100.0

Notes:

(1)	Revenues related to small class learning services, personalized premium services and online education services through www.xueersi.com have been grouped to “learning services and others.” Additionally, other revenues previously presented in “small class learning services, personalized premium services and others” are now disaggregated into “learning services and others” and “learning content solutions.” Under the new revenue disaggregation approach, the presentation of revenue disaggregation for the year ended February 28, 2022 has been retrospectively changed to reflect the disaggregation adopted for the years ended February 28, 2023 and February 29, 2024.

Cost of Revenues and Operating Expenses

The following table sets forth, for the periods indicated, our cost of revenues and operating expenses, in absolute amounts and as percentages of the total net revenues:

	For the Years Ended February 28/29,
	2022		2023		2024
	$	%	$	%	$	%

	(in thousands of $, except percentages)
Net revenues	$4,390,907	100.0	$1,019,772	100.0	$1,490,440	100.0
Total cost of revenues(1)	(2,203,336)	(50.2)	(436,358)	(42.8)	(684,316)	(45.9)
Operating expenses:
Selling and marketing(2)	(1,118,141)	(25.5)	(283,036)	(27.8)	(461,851)	(31.0)
General and administrative(3)	(1,199,708)	(27.3)	(413,791)	(40.5)	(429,947)	(28.8)
Impairment loss on intangible assets and goodwill	(505,050)	(11.5)	—	—	—	—
Total operating expenses	(2,822,899)	(64.3)	(696,827)	(68.3)	(891,798)	(59.8)

Notes:

(1)	Includes share-based compensation expenses of $1.1 million, $11.3 million and $9.6 million for the fiscal years ended February 28, 2022, 2023 and February 29, 2024, respectively.
(2)	Includes share-based compensation expenses of $53.9 million, $30.7 million and $24.6 million for the fiscal years ended February 28, 2022, 2023 and February 29, 2024, respectively.
(3)	Includes share-based compensation expenses of $119.8 million, $66.6 million and $54.7 million for the fiscal years ended February 28, 2022, 2023 and February 29, 2024, respectively.

Cost of Revenues

Our cost of revenues primarily consists of teaching fees, performance-linked bonuses and other compensation for our teachers and rental cost for our learning centers and service centers, compensation to personnel providing support for our services and products, costs of products and content materials, and to a lesser extent, depreciation, amortization and impairment of long-lived assets used in the provision of learning services, and other office supplies.

Operating Expenses

Our operating expenses consist primarily of selling and marketing expenses and general and administrative expenses.

Our selling and marketing expenses primarily consist of advertising expenses, marketing and promotional expenses, compensation to our personnel involved in sales and marketing activities, rental and utilities expenses relating to selling and marketing functions, and to a lesser extent, depreciation, amortization and impairment of long-lived assets used in our selling and marketing activities. Our selling and marketing expenses as a percentage of net revenues was 25.5%, 27.8% and 31.0% for the fiscal years ended February 28, 2022, 2023 and February 29, 2024, respectively.

Our general and administrative expenses primarily consist of compensation paid to our management and administrative personnel, research and development expenses, costs of third-party professional services, rental and utilities expenses relating to office and administrative functions, and to a lesser extent, depreciation, amortization and impairment of long-lived assets used in our administrative activities. Our general and administrative expenses as a percentage of our total net revenues was 27.3%, 40.5% and 28.8% for the fiscal years ended February 28, 2022, 2023 and February 29, 2024, respectively.

Impairment loss on intangible assets and goodwill in the fiscal year ended February 28, 2022 was mainly due to the decline in reporting units’ fair value. We did not incur impairment loss on intangible assets and goodwill in the fiscal years ended February 28, 2023 and February 29, 2024.

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

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the first 2 million Hong Kong dollars of profits earned by a company are subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%, and each group of connected entities can nominate only one entity to benefit from the two-tiered tax rate. The provision for Hong Kong profits tax in our consolidated financial statements was immaterial during the fiscal year ended February 29, 2024.

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

Enterprises qualified as “Newly Established Software Enterprise” are entitled to an income tax exemption for two calendar years, followed by reduced income tax at a rate of 12.5% for three calendar years. If an enterprise qualified as “Newly Established Software Enterprise” is also entitled to other tax preferential policies in enterprise income tax, such enterprise shall elect only one tax preference among these tax preferential policies. Enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. An enterprise which qualifies as “Key Software Enterprise” is entitled an income tax exemption for five calendar years from such enterprise’s first profitable year, and a reduced income tax at a rate of 10% for the following calendar years.

The following preferential tax treatments are enjoyed by certain of our subsidiaries and VIEs and VIE Subsidiaries:

●	TAL Beijing and Beijing Xintang Sichuang were qualified as High and New Technology Enterprises, or HNTE, and accordingly would be entitled to a preferential tax rate of 15% from calendar years 2020 through 2025.
●	Yidu Huida and Beijing Yinghe Youshi Technology Co., Ltd., or Yinghe Youshi, were qualified as HNTE and accordingly entitled to a preferential tax rate of 15% for calendar year 2021. For calendar years 2022 and 2023, Yidu Huida and Yinghe Youshi were subject to an EIT rate of 25%.
●	Yizhen Xuesi was qualified as Newly Established Software Enterprise in calendar year 2017 and therefore it was entitled to a two-year exemption from EIT and a further reduction of tax rate to 12.5% from calendar years 2019 through 2021. For calendar year 2022, Yizhen Xuesi was subject to an EIT rate of 25%. Yizhen Xuesi was qualified as an HNTE and accordingly entitled to a preferential tax rate of 15% for calendar year 2023. Yizhen Xuesi is in the process of renew its qualification of HNTE and is expected to be subject to an EIT rate of 15% for 2024 as long as itmaintains its status as an HNTE.

Preferential tax treatments granted to our PRC subsidiaries and VIEs and VIE Subsidiaries by local government authorities are subject to review and may be adjusted or revoked at any time. The software enterprises which enjoy preferential tax treatments shall also provide filing documents with respect to preferential tax treatments to the relevant tax authority when filing annual enterprise income tax returns for the settlement of tax payments. The discontinuation of any preferential tax treatments currently available to us, will cause our effective tax rate to increase, which could have a material adverse effect on our results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The discontinuation of any of the preferential tax treatments currently available to us in China could adversely affect our results of operations and we face risks relating to the discretion of relevant tax authorities in interpreting and implementing tax-related laws and regulations.”

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

Value-Added Tax (VAT)

Our major PRC subsidiaries are subject to VAT on revenue earned for our services under a national VAT reform program. In general, the applicable VAT rate on the revenue earned for services is 6% with companies entitled to crediting VAT paid on certain purchases against VAT on sales. Revenue is recognized net of VAT in our consolidated income statement.

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

Application of a long-term investments impairment test requires significant management judgment. We make qualitative and quantitative analysis to identify whether indicators of impairment exist. We make assessment of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, investments’ financial position and future cash flows, the new regulations, and other assumptions. When indicators of impairment exist, we prepare quantitative measurements of the fair value by using income approach, if applicable, with observable or unobservable inputs and assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value of the long-term investments.

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

The available-for-sale investments classified within Level 3 are valued using the income approach, the binomial option model or the backsolve method, where appropriate. The income approach, binomial option model and backsolve method require the use of significant unobservable inputs (Level 3 inputs) which involve significant management judgment and estimation, such as weighted average cost of capital, discount for lack of marketability and expected volatilities.

Revenue recognition related to sales of physical products bundled with digital resources

For the sales of physical products bundled with digital resources, we have identified two performance obligations, the physical products and the digital resources. The transaction price is allocated to each performance obligation based on the estimated stand-alone selling prices. If a stand-alone selling price is not directly observable, we estimate the stand-alone selling price by using adjusted market assessment approach or expected cost plus margin approach. Changes in the estimate and assumption could materially affect the revenue recognized during the year.

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

	For the Years Ended February 28/29,
	2022		2023		2024
	$	%	$	%	$	%

	(in thousands of $, except percentages)
Net revenues	$4,390,907	100.0%	$1,019,772	100.0%	$1,490,440	100.0%
Cost of revenues(1)	(2,203,336)	(50.2)	(436,358)	(42.8)	(684,316)	(45.9)
Gross profit	2,187,571	49.8	583,414	57.2	806,124	54.1
Operating expenses
Selling and marketing(2)	(1,118,141)	(25.5)	(283,036)	(27.8)	(461,851)	(31.0)
General and administrative(3)	(1,199,708)	(27.3)	(413,791)	(40.5)	(429,947)	(28.8)
Impairment loss on intangible assets and goodwill	(505,050)	(11.5)	—	—	—	—
Total operating expenses	(2,822,899)	(64.3)	(696,827)	(68.3)	(891,798)	(59.8)
Government subsidies	20,812	0.5	22,683	2.2	16,445	1.1
Loss from operations	(614,516)	(14.0)	(90,730)	(8.9)	(69,229)	(4.6)
Interest income	103,179	2.3	61,564	6.0	84,928	5.7
Interest expense	(7,871)	(0.2)	—	—	—	—
Other income /(expense)	16,950	0.5	(82,416)	(8.0)	48,766	3.3
Gain from disposal of a subsidiary	—	—	9,550	0.9	—	—
Impairment loss on long-term investments	(275,872)	(6.3)	(7,687)	(0.8)	(46,982)	(3.2)
(Loss)/income before income tax and income/(loss) from equity method investments	(778,130)	(17.7)	(109,719)	(10.8)	17,483	1.2
Income tax expense	(396,992)	(9.0)	(20,011)	(2.0)	(15,379)	(1.0)
Income/(loss) from equity method investments	10,787	0.2	(2,248)	(0.2)	(6,242)	(0.4)
Net loss	(1,164,335)	(26.5)	(131,978)	(13.0)	(4,138)	(0.2)
Add: Net loss/(income) attributable to non-controlling interests shareholders	28,220	0.6	(3,634)	(0.3)	565	—
Net loss attributable to TAL Education Group’s shareholders	$(1,136,115)	(25.9)	$(135,612)	(13.3)	$(3,573)	(0.2)
(1)	Includes share-based compensation expenses of $1.1 million, $11.3 million and $9.6 million for the fiscal years ended February 28, 2022, 2023 and February 29, 2024, respectively.
(2)	Includes share-based compensation expenses of $53.9 million, $30.7 million and $24.6 million for the fiscal years ended February 28, 2022, 2023 and February 29, 2024, respectively.
(3)	Includes share-based compensation expenses of $119.8 million, $66.6 million and $54.7 million for the fiscal years ended February 28, 2022, 2023 and February 29, 2024, respectively.

Fiscal Year Ended February 29, 2024 Compared to Fiscal Year Ended February 28, 2023

Net Revenues

Our total net revenues increased by 46.2% to $1,490.4 million for the fiscal year ended February 29, 2024 from $1,019.8 million for the fiscal year ended February 28, 2023. The increase was mainly due to the increase of $198.2 million in learning services and others and increase of $272.5 million in learning content solutions, respectively.

Operating Costs and Expenses

In the fiscal year ended February 29, 2024, our operating costs and expenses were $1,576.1 million, a 39.1% increase from $1,133.2 million in the fiscal year ended February 28, 2023. The increase was primarily due to increases in cost of revenues and selling and marketing expenses.

Cost of Revenues. Our cost of revenues increased by 56.8% to $684.3 million for the fiscal year ended February 29, 2024 from $436.4 million for the fiscal year ended February 28, 2023. This increase was largely due to the increase in costs of products and content materials, and teaching fees, performance-linked bonuses and other compensation for our teachers, and compensation to personnel providing support for our services and products.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 63.2% to $461.9 million for the fiscal year ended February 29, 2024 from $283.0 million for the fiscal year ended February 28, 2023. This increase was primarily due to increase in advertising, marketing and promotional activities. Selling and marketing expenses for the fiscal year ended February 29, 2024 also included $24.6 million in share-based compensation expenses, as compared to $30.7 million for the fiscal year ended February 28, 2023.

General and Administrative Expenses. Our general and administrative expenses increased by 3.9% to $429.9 million for the fiscal year ended February 29, 2024 from $413.8 million for the fiscal year ended February 28, 2023. General and administrative expenses for the fiscal year ended February 29, 2024 included $54.7 million in share-based compensation expenses, as compared to $66.6 million for the fiscal year ended February 28, 2023.

Government Subsidies

We received government subsidies related to government sponsored projects and recorded such government subsidies as a liability when such government subsidies were received and recorded it as other operating income when there was no further performance obligation. We received government subsidies of $16.5 million for the fiscal year ended February 29, 2024, compared to $23.2 million for the fiscal year ended February 28, 2023. We recorded $16.4 million and $22.7 million government subsidies as other operating income for the fiscal years ended February 29, 2024 and February 28, 2023, respectively.

Interest Income

We had interest income of $84.9 million for the fiscal year ended February 29, 2024, compared to $61.6 million for the fiscal year ended February 28, 2023. Our interest income in both fiscal years consisted primarily of interest earned from our cash and cash equivalents and short-term investments.

Other income/(expense)

We recorded other income of $48.8 million for the fiscal year ended February 29, 2024, which was primarily due to an increase in the fair value of our wealth management products. We recorded other expense of $82.4 million for the fiscal year ended February 28, 2023, which was primarily due to loss derived from the fluctuation of currency exchange rates, and the decline in the fair value of our wealth management products.

Impairment loss on long-term investments

We incurred $47.0 million of impairment loss on long-term investments for fiscal year ended February 29, 2024, compared to $7.7 million for the fiscal year ended February 28, 2023. Impairment loss on long-term investments was due to declines in the value of long-term investments in several investees.

Income tax expense

We had $15.4 million of income tax expense for the fiscal year ended February 29, 2024, compared to $20.0 million of income tax expense for the fiscal year ended February 28, 2023.

Net loss

As a result of the foregoing, net loss was $4.1 million for fiscal year ended February 29, 2024, compared to net loss of $132.0 million for the fiscal year ended February 28, 2023.

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

Inflation

According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index in China for February 2022, 2023 and 2024 were an increase of 0.9%, an increase of 1.0% and an increase of 0.7%, respectively. Inflation has had some impact on our operations in recent years, in the form of higher salaries for our teachers and other staff and higher rental payments for certain of the office space and service center and learning center space we lease. We can provide no assurance that we will not continue to be affected in the future by higher rates of inflation in China, or that we will be able to adjust our tuition rates to mitigate the impact of inflation on our results of operations.

Recent Accounting Pronouncements

A list of recent accounting pronouncements that are relevant to us is included in Note 2 to our audited consolidated financial statements included elsewhere in this annual report.

B.       Liquidity and Capital Resources

Cash Flows and Working Capital

In recent years, we have financed our operations and the expansion of our business primarily through cash flows from operations and other financing activities, such as proceeds from our various private placements of our common shares, offering or private placement of convertible notes and certain credit facilities. As of February 29, 2024, we had $2,208.8 million in cash and cash equivalents, $248.7 million in restricted cash and $1,094.6 million in short-term investments. Our cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments, which are unrestricted as to withdrawal or use, or have original maturities of three months or less when purchased. Our restricted cash mainly represents security deposits held in designated bank accounts for future transactions, deposits required by PRC government authorities related to learning programs and services and establishment of new schools and subsidiaries. The short-term investments primarily consist of wealth management products with variable interest rates with original maturity of less than one year and more than three months.

The following table sets forth a summary of our cash and cash equivalents, restricted cash and short-term investments inside and outside China as of February 29, 2024.

	Cash, cash	Cash, cash	Total
	equivalents	equivalents	Cash, cash
	and	and	equivalents		Short-term
	restricted	restricted	and	Short-term	investments	Total
	cash in	cash in other	restricted	investments	in other	short-term
	RMB	currencies	cash	in RMB	currencies	investments

	(in thousands)
Entities outside China	1,275	1,368,286	1,369,561	—	927,107	927,107
VIEs in China	768,808	126	768,934	41,818	—	41,818
Non-VIEs in China	318,417	564	318,981	125,668	—	125,668
Entities inside China	1,087,225	690	1,087,915	167,486	—	167,486
Total	1,088,500	1,368,976	2,457,476	167,486	927,107	1,094,593

Although we consolidate the results of the VIEs, our access to the VIEs is only through the VIE Contractual Arrangements. See “Item 4. Information on the Company—C. Organizational Structure—VIE Contractual Arrangements.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

In December 2022, we entered into two loan facilities agreements with a commercial bank based in China, pursuant to which we may borrow an aggregate maximum amount of up to RMB400 million. Each of the credit facilities has a term of two years and an effective drawdown period of twelve months. The Group has not made any drawdown during the drawdown period and the loan facilities agreements expired with the expiration of the drawdown period.

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

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Years Ended February 28/29,
	2022	2023	2024

	(in thousands of $)
Net cash (used in) / provided by operating activities	$(939,184)	$7,358	$306,172
Net cash provided by / (used in) investing activities	1,368,716	(301,626)	95,068
Net cash used in financing activities	(2,766,679)	(66,184)	(233,095)
Effect of exchange rate changes	949	(26,427)	(5,576)
Net (decrease) / increase in cash and cash equivalents and restricted cash	(2,336,198)	(386,879)	162,569
Cash, cash equivalents and restricted cash at the beginning of the year	5,017,984	2,681,786	2,294,907
Cash, cash equivalents and restricted cash at end of the year	2,681,786	2,294,907	2,457,476

Operating Activities

Net cash provided by operating activities amounted to $306.2 million in the fiscal year ended February 29, 2024, as compared to net cash provided by operating activities amounted to $7.4 million in the fiscal year ended February 28, 2023. Net cash provided by operating activities in the fiscal year ended February 29, 2024 reflected net loss of $4.1 million, adjusted by (i) non-cash expenses and gain, mainly including share-based compensation expenses of $88.9 million, impairment loss on long-term investments of $47.0 million, and gain on fair value change of investments of $21.7 million, and (ii) changes in operating assets and liabilities, mainly including an increase in deferred revenues of $190.9 million.

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

Investing Activities

Net cash provided by investing activities amounted to $95.1 million in the fiscal year ended February 29, 2024, as compared to net cash used in investing activities of $301.6 million in the fiscal year ended February 28, 2023. Net cash provided by investing activities in the fiscal year ended February 29, 2024 primarily related to proceeds from maturity of short-term investment of $992.6 million and proceeds from disposal of long-term investments and a subsidiary of $75.6 million, partially offset by purchase of short-term investments of $670.6 million, payments for long-term investments of $194.2 million, and purchase of property and equipment of $112.7 million.

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

Financing Activities

Net cash used in financing activities amounted to $233.1 million in the fiscal year ended February 29, 2024, as compared to net cash used in financing activities of $66.2 million in the fiscal year ended February 28, 2023. Net cash used in financing activities in the fiscal year ended February 29, 2024 was mainly attributable to repurchases of our common shares.

Net cash used in financing activities amounted to $66.2 million in the fiscal year ended February 28, 2023, as compared to net cash used in financial activities of $2,766.7 million in the fiscal year ended February 28, 2022. Net cash used in financing activities in the fiscal year ended February 28, 2023 was mainly attributable to repurchases of our common shares.

Material Cash Requirements

Our material cash requirements as of February 29, 2024 and any subsequent interim period primarily include our capital expenditures, lease property management fee obligations, purchase of property and equipment obligations, and long-term investment obligations.

For the fiscal years 2022 to 2024, our primary capital expenditures were mainly related to construction projects costs, leasehold improvements and purchase of servers, computers, network equipment, and software systems. Our capital expenditures were $220.1 million, $90.3 million and $118.6 million for the fiscal years ended February 28, 2022, 2023 and February 29, 2024, respectively, representing 5.0%, 8.9% and 8.0% of our total net revenues for such years, respectively. See “Item 4. Information on the Company—D. Property, Plants and Equipment” for more information.

Our lease property management fee obligations represent our non-cancelable agreements for property management fees in relation to leases for our offices, learning centers and service centers. As of February 29, 2024, the payment due within one year and thereafter for our lease property management fee obligations amounted to $22.3 million.

Purchase of property and equipment obligations represent our outstanding capital commitments mainly relating to capital expenditures of office space construction in Beijing and Jiangsu. As of February 29, 2024, the payment due within one year and thereafter for our purchase of property and equipment obligations amounted to $138.3 million.

Our long-term investment obligations represent obligations in connection with several investments as of February 29, 2024. As of February 29, 2024, the payment due within one year and thereafter for our long-term investment obligations amounted to $3.6 million.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of February 29, 2024.

Holding Company Structure

Overview

We are a holding company with no material operations of our own. A substantial majority of our learning business in China is conducted through the VIE Contractual Arrangements. See “Item 4. Information on the Company—C. Organizational Structure—VIE Contractual Arrangements.” In the fiscal years ended February 28, 2022, 2023 and February 29, 2024, the VIEs and VIE Subsidiaries contributed 95.5%, 84.9% and 82.6%, respectively, of our total net revenues.

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

Dividend Distributions

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends upon dividends and other distributions paid to us by our PRC subsidiaries. The amount of dividends paid by our PRC subsidiaries to us primarily depends on the service fees paid to our PRC subsidiaries from the VIEs, and, to a lesser degree, our PRC subsidiaries’ retained earnings. In the fiscal years ended February 28, 2022, 2023 and February 29, 2024, TAL Beijing and its designated PRC subsidiaries collectively charged $1,174.6 million, $96.2 million and $201.1 million in service fees, respectively, to the VIEs. The VIEs collectively paid $839.9 million, $316.1 million and $196.4 million in service fees to TAL Beijing and its designated PRC subsidiaries in the fiscal years ended February 28, 2022, 2023 and February 29, 2024, respectively. As of February 28, 2022, 2023 and February 29, 2024, the balance of the amount payable for the fees was $752.2 million, $532.3 million and $537.0 million, respectively.

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

Pursuant to the VIE Contractual Arrangements, the earnings and cash of each of the VIEs (including dividends received from their respective VIE Subsidiaries) are used to pay service fees in RMB to TAL Beijing or its designated affiliates, as applicable, in the manner and amount set forth in the VIE Contractual Arrangements. After paying the applicable withholding taxes, making appropriations for its statutory reserve requirement and retaining any profits from accumulated profits, the remaining net profits of TAL Beijing and its designated affiliates would be available for distribution to TAL Hong Kong, and from TAL Hong Kong to our company. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Dividends we receive from our PRC subsidiaries may be subject to PRC withholding tax” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation” for detailed discussions on withholding taxes. As of February 29, 2024, the net assets of our PRC subsidiaries and VIEs and VIE Subsidiaries which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate $857.1 million, and the net assets of our PRC subsidiaries and VIEs and VIE Subsidiaries which were unrestricted and thus available for distribution was in aggregate $2,740.5 million.

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

D.       Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended February 29, 2024 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.       Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Estimates.”

Item 6.    Directors, Senior Management and Employees

A.       Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Bangxin Zhang	43	Chairman of the Board of Directors and Chief Executive Officer
Yachao Liu	42	Director and Chief Operating Officer
Kaifu Zhang	39	Independent Director
Weiru Chen	53	Independent Director
Janet Yan Feng	47	Independent Director
Alex Zhuangzhuang Peng	50	President and Chief Financial Officer
Mi Tian	41	Chief Technology Officer

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

Yachao Liu has served as our director since January 2024 and chief operating officer since June 2017. Dr. Liu also served as our director from October 2016 to January 2020. Prior to that, Dr. Liu had been our senior vice president from April 2011 to September 2016 and in charge of our Kaoyan business and certain new businesses from February 2015 to September 2016. Dr. Liu was in charge of our strategic investments from November 2014 to January 2015. From February 2013 to October 2014, Dr. Liu was in charge of our online course offerings. From May 2012 to January 2013, Dr. Liu was in charge of our enterprise planning division and information management center in addition to our online course offerings. From April 2011 to April 2012, Dr. Liu was in charge of our teaching and research division, teachers’ training school, information management center and network operation center. From January 2008 to April 2011, Dr. Liu was our vice president and was in charge of our online course offerings. From September 2005 to January 2008, Dr. Liu was director of our middle school division. Dr. Liu received his bachelor’s degree in Mechanics from Peking University in July 2003 and Ph.D. from the Institute of Mechanics of the Chinese Academy of Science in July 2008.

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

Weiru Chen has served as our independent director since June 2015. Dr. Chen has served as an associate professor at China Europe International Business School (CEIBS) since July 2011, and in-between he served as a chief strategic officer of China Smart Logistic Network. Prior to joining CEIBS, he served as assistant professor of strategy at INSEAD Business School. Dr. Chen’s research is centered on firms’ technological search behaviors, strategic dynamics, and cross-border business model transfer. Dr. Chen has also served as an independent director of several public companies, including Country Garden Services Holdings Company Limited (SEHK: 6098) since February 2018, Jack Sewing Machine Co., Ltd. (SSE: 603337) since April 2020, and Opple Lighting Co., Ltd. (SSE: 603515) since November 2023. Dr. Chen received a Ph.D. in Management from Purdue University in December 2003.

Janet Yan Feng has served as our independent director since April 2022. Ms. Feng currently serves as the chief executive officer of Ctrip Finance and a senior vice president of TRIP.COM GROUP LIMITED (Nasdaq: TCOM; SEHK: 9961), where she joined in 2004 and has held a number of managerial positions related to finance. Prior to that, Ms. Feng served as a senior auditor at PricewaterhouseCoopers Zhong Tian LLP from 2000 to 2004. In addition, Ms. Feng currently serves as the vice chairman of Shanghai ShangCheng Consumer Finance Corporation Limited and a director of Mox Bank Limited. Ms. Feng received a bachelor’s degree in June 2000 and an MBA degree in March 2008 from Shanghai Jiao Tong University, and an EMBA degree from Tsinghua University PBC School of Finance in June 2023.

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

B.       Compensation

For the fiscal year ended February 29, 2024, the aggregate cash compensation we paid to our executive officers and directors as a group was approximately $1.9 million. We do not pay our independent directors in cash for their services on our board. For the fiscal year ended February 29, 2024, we granted 30,600 non-vested restricted Class A common shares to our executive officers and non-executive directors. For the fiscal year ended February 29, 2024, we recognized total share-based compensation expense of $8.4 million for our executive officers and non-executive directors. See “—Share Incentive Plans.”

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

The following paragraphs describe the principal terms of our share incentive plan:

Plan Administration. The plan is administered by our board of directors or our compensation committee. The compensation committee or the full board of directors, as appropriate, determines the provisions and terms and conditions of each award grant except for grants below a certain threshold in which the Board has delegated authority to the Chief Executive Officer of our company.

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

As of April 30, 2024, 5,849,370 non-vested restricted Class A common shares and 828,799 share options to purchase 828,799 Class A common shares under the 2010 Plan and the 2020 Plan previously granted to our employees and directors are outstanding. The following table summarizes, as of April 30, 2024, the share options and non-vested restricted shares granted and outstanding under our share incentive plan to our directors and executive officers and to other individuals as a group.

	Number of Class A
	Common Shares
	Underlying Share		Exercise
	Options and Class A		Price ($per
Name	Restricted Shares		share)	Date of Grant	Date of Expiration
Kaifu Zhang	*	(1)	—	October 26, 2021 / October 26, 2023	10 years from the date of the grant
Weiru Chen	*	(1)	—	October 26, 2021 / October 26, 2023	10 years from the date of the grant
Janet Yan Feng	*	(1)	—	July 26, 2022	10 years from the date of the grant
Yachao Liu	*	(1)	—	October 25, 2013 / March 1, 2014/ October 11, 2018	13 years from the date of the grant
Alex Zhuangzhuang Peng	*	(1)	—	April 26, 2020 / April 26, 2021 / December 15, 2021	10 years from the date of the grant
	*	(2)	$0.03	April 26, 2022	10 years from the date of the grant
Mi Tian	*	(1)	—	July 26, 2019 / September 30, 2020/ April 26, 2021 / October 26, 2021	10 years from the date of the grant
	*	(2)	from $0.03 to $3.00	July 26, 2019 / September 30, 2020 / April 26, 2022	10 years from the date of the grant
Other individuals as a group	5,558,826	(1)	—	—	10 or 13 years from the date of the grant
	425,289	(2)	from $0.03 to $109.98	—	10 or 12 years from the date of the grant

Notes:

*Less than 1% of the outstanding common shares.

(1)Non-vested restricted shares.
(2)	Share options.

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

D.       Employees

We had approximately 16,200, 11,700 and 15,000 full-time employees as of February 28, 2022, 2023 and February 29, 2024, respectively. Of our total number of full-time employees as of February 29, 2024, approximately 6,100 were located in Beijing, and 8,900 in other places of China and outside of China.

In addition to full-time employees, from time to time, we also employ contract teachers, contract labor and engage independent consultants to support our teaching, curriculum and course material development and other activities. As of February 29, 2024, we had approximately 2,200 contract teachers. We remunerate our employees with basic salaries as well as performance-based bonuses. None of our employees are represented by collective bargaining arrangements. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

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

E.       Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares (including shares represented by our ADSs), as of April 30, 2024, by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our common shares.

	Shares Beneficially Owned
			% of Voting
	Number(1)	%(2)	Power(3)
Directors and Executive Officers:
Bangxin Zhang(4)	55,563,064	27.5%	73.2%
Kaifu Zhang	*	*	*
Weiru Chen	*	*	*
Janet Yan Feng	*	*	*
Yachao Liu(5)	8,424,984	4.2%	5.4%
Alex Zhuangzhuang Peng	*	*	*
Mi Tian	*	*	*
All directors and executive officers as a group	64,314,946	31.9%	78.7%
Principal Shareholders:
Bright Unison Limited(6)	46,765,564	23.2%	59.5%

*     Less than 1% of our total outstanding shares or voting power.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, restricted shares or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.
(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (1) 201,852,666, being the number of common shares issued and outstanding as of April 30, 2024, and (2) the number of shares such person or group has the right to acquire or receive within 60 days after April 30, 2024.
(3)	Percentage of total voting power represents voting power with respect to all of our Class A and Class B common shares, as a single class. As of April 30, 2024, our issued and outstanding share capital consisted of 152,699,062 Class A common shares and 49,153,604 Class B common shares. Each holder of our Class B common shares is entitled to ten votes per Class B common share and each holder of Class A common shares is entitled to one vote per Class A common share held by our shareholders on all matters submitted to them for a vote. Our Class A common shares and Class B common shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B common shares are convertible at any time by the holder into Class A common shares on a 1:1 basis.
(4)	Consists of (i) 9,346,960 Class A common shares and 37,418,604 Class B common shares held by Bright Unison Limited, a British Virgin Islands company, and (ii) 8,797,500 Class B common shares held by FAITH FIT LIMITED, a British Virgin Islands company. Bangxin Zhang has the power to direct the retention or disposal of, and the exercise of any voting rights attached to, the foregoing shares through a trust structure. For more details, see Schedule 13G/A filed by the relevant reporting persons on February 4, 2022. Bangxin Zhang’s business address is 5/F, Tower B, Heying Center, Xiaoying West Street, Haidian District, Beijing 100085, People’s Republic of China.
(5)	Consists of (i) 2,937,500 Class A common shares and 2,937,500 Class B common shares held by Perfect Wisdom International Limited, a British Virgin Islands company, (ii) 2,504,166 Class A common shares held by COMPLETE HONOUR GLOBAL LIMITED, a British Virgin Islands company, and (iii) 45,818 Class A common shares in the form of ADS. Yachao Liu has the power to direct the retention or disposal of, and the exercise of any voting rights attached to, the foregoing shares through a trust structure. Yachao Liu’s business address is 5/F, Tower B, Heying Center, Xiaoying West Street, Haidian District, Beijing 100085, People’s Republic of China.

(6)	Bright Unison Limited is a company incorporated in the British Virgin Islands. Bangxin Zhang is the sole director of Bright Unison Limited. Its registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

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

To our knowledge, as of April 30, 2024, 135,900,536 of our issued and outstanding Class A common shares were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A common shares in the United States.

For the restricted Class A common shares granted to our directors, executive officers, employees and consultants, please refer to “—B. Compensation—Share Incentive Plan.”

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.       Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

On November 29, 2023, our board of directors adopted an Incentive Compensation Clawback Policy, or the Clawback Policy, providing for the recoupment of certain incentive-based compensation from current and former executive officers of our company in the event we are required to restate any of our financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new NYSE continued listing standards introduced pursuant to Exchange Act Rule 10D-1. In addition, Section 304 of the Sarbanes-Oxley Act of 2002 permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy has been filed herewith as Exhibit 97.1.

In the year ended February 29, 2024, we were not required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Clawback Policy, nor were there any outstanding balance as of February 29, 2024 of erroneously awarded compensation to be recovered.

Item 7.  Major Shareholders and Related Party Transactions

A.       Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.       Related Party Transactions

Transactions with Related Investees

We have amounts due from related parties representing loans and prepayments to certain investees for service fees. As of February 28, 2023, we had $0.4 million current amounts due from related parties. As of February 29, 2024, we had $0.4 million current and non-current amounts due from related parties. For the fiscal years ended February 28, 2022, 2023 and February 29, 2024, respectively, we recorded $2.1 million, $0.3 million and $0.1 million impairment loss on the amounts due from related parties.

We have amounts due to related parties primarily related to service fees payable to related parties. As of February 28, 2023 and February 29, 2024, respectively, we had $0.1 million and $0.1 million current amounts due to related parties.

We incur services fees in connection with services provided by certain investees to us. For the years ended February 28, 2022, 2023 and February 29, 2024, respectively, we incurred services fees to related parties of $2.9 million, $0.3 million and $0.2 million.

We generate other revenue from related parties in connection with services provided by us. For the years ended February 28, 2022, 2023 and February 29, 2024, respectively, we generated other revenue from related parties of $1.3 million, $0.3 million and $0.5 million.

We purchase equipment from related parties used in our learning programs. For the years ended February 28, 2022, 2023 and February 29, 2024, respectively, we purchased equipment in an amount of $0.6 million, nil and nil.

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

Litigation

On February 4, 2022, a complaint, or the Initial Complaint, was filed in the U.S. District Court for the Southern District of New York, or the SDNY Court, against our company and certain of our current and former executives, advancing claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, 15 U.S.C. §§ 78(b) and 78t(a), and Rule 10b-5 promulgated thereunder, 17 C.F.R. § 240.10b-5 (2013). The case is captioned Ruoshui Sun v. TAL Education Group, et al., Civil Action No. 1:22-cv-01015. The plaintiff seeks to represent all purchasers of our company’s ADSs between April 26, 2018 and July 22, 2021. On April 7, 2022, the Court endorsed an application our company filed to stay its obligation to respond to the Initial Complaint until after the Court appoints a lead plaintiff. On October 12, 2022, the Court appointed two co-lead plaintiffs. On October 19, 2022, the co-lead plaintiffs filed an amended complaint. On February 10, 2023, our company filed a motion to dismiss the amended complaint. On March 27, 2023, the lead plaintiff filed an opposition to our company’s motion to dismiss. On April 26, 2023, our company filed a reply to the lead plaintiff’s brief. On October 2, 2023, the Court granted our company’s motion to dismiss in its entirety and dismissed the amended complaint in its entirety without prejudice. After requesting for and obtaining an extension from the Court, the lead plaintiff filed a second amended complaint on November 20, 2023. Our company filed a motion to dismiss the second amended complaint on January 19, 2024. On February 15, 2024, the lead plaintiff filed the opposition to our company’s motion to dismiss. On March 15, 2024, our company filed its reply to lead plaintiff’s opposition. The Court has not yet ruled on the motion to dismiss.

Furthermore, on March 29, 2023, a complaint was filed in the U.S. District Court for the District of New Jersey, or the NY Court, against our company and our chief executive officer, advancing claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, 15 U.S.C. §§ 78(b) and 78t(a), and Rule 10b-5 promulgated thereunder, 17 C.F.R. § 240.10b-5 (2013). The plaintiff seeks to represent all purchasers of our company’s ADSs between June 14, 2022 and March 14, 2023. On August 17, 2023, the Court appointed a lead plaintiff. On October 16, 2023, the lead plaintiff filed an amended complaint, which named our company and several executives as co-defendants. On December 15, 2023, our company and the other defendants filed a joint motion to dismiss the amended complaint. On February 13, 2024, the lead plaintiff filed the opposition to the defendants’ motion to dismiss. On March 29, 2024, our company and other defendants filed a reply to the lead plaintiff’s opposition. The Court has not yet ruled on the motion to dismiss. These actions are in their preliminary stages. We are defending against these actions vigorously.

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

On September 28, 2023, the SEC and our company reached a settlement. Under the settlement, the SEC alleged that, as disclosed above, certain employee misconduct in relation to the “Light Class” business resulted in our company’s reported net income and net revenues for the first three quarters of its 2020 fiscal year to be misstated before they were subsequently restated, violating Sections 13(a), 13(b)(2)(A) and 13(b)(2)(B) of the Securities Exchange Act of 1934 and Rules 12b-20 and 13a-16 thereunder. Our company neither admits nor denies the SEC’s allegations and agrees to pay a civil money penalty in the amount of US$1.25 million to the SEC to settle this matter. The penalty has been paid, and the SEC’s proceeding has concluded.

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

Our board of directors has complete discretion whether to declare dividends, subject to the Companies Act, our articles of association, and the common law of the Cayman Islands. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Even if our board of directors decides to declare dividends, their form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the dividend is paid.

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

As discussed below under “PFIC Considerations and Rules,” we believe that we were a PFIC, for United States federal income tax purposes for the taxable year ended February 29, 2024, that we may be classified as a PFIC for the current taxable year, and that we may be a PFIC in future taxable years. Accordingly, U.S. Holders are urged to review the discussion below under “PFIC Considerations and Rules,” and to consult their tax advisors regarding the tax consequences to them if we are or become classified as a PFIC in our current or future taxable years. As we believe we were a PFIC for our taxable year ended February 29, 2024, it is expected that any U.S. Holder which held our ADSs or common shares during such taxable year will be subject to the rules discussed below under “PFIC Considerations and Rules.”

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

PFIC Considerations and Rules

Based on our financial statements and the composition of our income and assets, the valuation of our assets, and the market price of our ADSs, we believe that we were a PFIC for the taxable year ended February 29, 2024, and that we may be classified as a PFIC for the current or future taxable years.

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

Based on our financials statement and the composition of our income and assets, the valuation of our assets, and the market price of our ADSs (and despite our assumption that we are the owner of the VIEs and the VIE Subsidiaries for U.S. federal income tax purposes), we believe that we were a PFIC for the taxable year ended February 29, 2024, and we may be classified as a PFIC for the current or future taxable years. The determination of whether we were, are, or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be more likely to be treated as a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile).

Furthermore, the determination of whether we are or will become a PFIC may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash or other passive assets for active purposes, our risk of becoming classified as a PFIC may substantially increase for the current and any subsequent taxable year. If we are classified as a PFIC for any year (which is expected to be the case for the taxable year ended February 29, 2024) during which a U.S. Holder holds our ADSs or common shares, we would generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or common shares unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or common shares.

If we are classified as a PFIC for any taxable year (which is expected to be the case for the taxable year ended February 29, 2024) during which a U.S. Holder holds our ADSs or common shares, unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or common shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or common shares. Under the PFIC rules:

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

If we are a PFIC for any taxable year (which is expected to be the case for the taxable year ended February 29, 2024) during which a U.S. Holder holds our ADSs or common shares and any of our non-U.S. subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the rules described above. Each U.S. Holder is urged to consult its tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

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

If a U.S. Holder owns our ADSs or common shares during any taxable year that we are a PFIC (which is expected to be the case for the taxable year ended February 29, 2024), the holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury. In the case of a U.S. Holder who has held ADSs or common shares during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs or common shares (or any portion thereof) and has not previously determined to make a mark-to-market election, and who later considers making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs or common shares. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of holding and disposing ADSs or common shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election and the unavailability of the qualified electing fund election. As noted above, we believe we were a PFIC for our taxable year ended February 29, 2024, and accordingly, it is expected that any U.S. Holder which held our ADSs or common shares during such taxable year will be subject to the rules discussed above.

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

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are listed on the New York Stock Exchange, which is an established securities market in the United States, and qualify as readily tradable. Thus, if we are not classified as a PFIC, we believe that we will be treated as a qualified foreign corporation with respect to dividends we pay on our ADSs, but there can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Since we do not expect that our common shares will be listed on established securities markets, it is unclear whether dividends that we pay on our common shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. However, in the event that we are deemed to be a resident enterprise under the EIT Law, as discussed above under “—PRC Taxation,” we may be eligible for the benefits of the U.S.—PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and be treated as a qualified foreign corporation (assuming that we are not classified as a PFIC) with respect to dividends paid on our ADSs or common shares. However, as discussed above under “—PFIC Considerations and Rules,” we believe that we were a PFIC for the taxable year ended February 29, 2024 (and that we may be a PFIC in our current or future taxable years), and accordingly, if you are a non-corporate U.S. Holder, you should not assume that any dividends will be taxed at a preferential rate. Dividends received on our ADSs or common shares will not be eligible for the dividends-received deduction allowed to corporations under the Code. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC, including the annual filing of a Form 20-F within four months after the end of each fiscal year. Our company’s fiscal year ends on February 28 or February 29. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Copies of reports and other information, when filed, may also be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

As of February 29, 2024, we had no short-term or long-term borrowings associated with floating rate.

We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. Currently, we do not have any financial instruments to manage our interest risk exposure.

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

Appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars and earnings from, and the value of, any U.S. dollar-denominated investments we make in the future. From time to time, we may use financial instruments that may hedge our exposure to foreign currency risks. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs is affected by the foreign exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while the ADSs are traded in U.S. dollars.

Moreover, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert Renminbi into U.S. dollars, depreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Assuming we had converted the U.S. dollar-denominated cash and cash equivalent, restricted cash and short investments balance of $2,266.2 million as of February 29, 2024 into RMB at the exchange rate of $1.00 for RMB7.1977 as of February 29, 2024, this cash balance would have been RMB16,311.1 million. Assuming a 1.0% appreciation of the Renminbi against the U.S. dollar, this cash balance would have decreased to RMB16,148.0 million as of February 29, 2024.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to contribute us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will contribute us, and the amount of contribution available to us is not entirely related to the amounts of fees the depositary collects from investors. For the fiscal year ended February 29, 2024, we have received $2.1 million after tax contribution from the depositary, which was paid to us for expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.     Controls and Procedures

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon this evaluation, our management has concluded that, as of February 29, 2024, our existing disclosure controls and procedures were effective.

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

Our management has concluded that our internal control over financial reporting was effective as of February 29, 2024. However, we cannot assure you that we will not identify any additional material weaknesses or significant deficiencies in the future. For risks and uncertainties related to our internal control, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Failure to maintain effective internal control over financial reporting could cause us to inaccurately report our financial result or fail to prevent fraud and have a material adverse effect on our business, results of operations and the trading price of our ADSs.”

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF TAL EDUCATION GROUP

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of TAL Education Group and its subsidiaries (the “Company”), as of February 29, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 29, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended February 29, 2024, of the Company and our report dated May 31, 2024, expressed an unqualified opinion on those financial statements.

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
Beijing, the People’s Republic of China
May 31, 2024

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

	For the Year Ended February 28/29,
	2023	2024

	(in thousands of $)
Audit fees(1)	2,210	1,903
Audit-related fees(2)	1,588	—
Tax fees(3)	433	282
(1)	“Audit fees” means the aggregate fees in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.
(2)	“Audit-related fees” represents the aggregate fees billed for professional services rendered by our principal accounting firm for the assurance and related services.
(3)	“Tax fees” represents the aggregate fees for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

All audit and non-audit services provided by our independent auditors must be pre-approved by our audit committee.

Item 16D Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On April 19, 2021, our board of directors authorized a share repurchase plan under which we may repurchase up to $1.0 billion of our common shares over the next 12 months. Publicly announced on April 22, 2021, the share repurchase plan was extended by 12 months in April 2022 through April 30, 2023, and extended by another 12 months in April 2023 through April 30, 2024. In April 2024, we announced our board of directors’ authorization to extend the share repurchase plan by another 12 months through April 30, 2025.

The table below is a summary of the shares repurchased by us in the open market in fiscal year ended February 29, 2024.

				Approximate U.S.
			Total Number of	Dollar Value of
			ADSs Purchased as	ADSs that May Yet
	Total Number of	Average Price Paid	Part of Publicly	Be Purchased
Period	ADSs Purchased	Per ADS	Announced Plan	Under the Plan
May 2023	25,936,001	$5.83	25,936,001	586,070,598
June 2023	10,884,617	$5.75	10,884,617	523,485,912
July 2023	3,336,673	$5.90	3,336,673	503,798,187
Total	40,157,291	$5.82	40,157,291	—

Item 16F Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G Corporate Governance

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from the New York Stock Exchange corporate governance listing standards. For example, neither the Companies Act of the Cayman Islands nor our memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. In addition, under NYSE listing standards, listed companies are required to hold an annual shareholders’ meeting during each fiscal year. Under Cayman Islands law, we are not obliged to hold an annual general meeting of shareholders.

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

Item 16I Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J Insider Trading Policies

Not applicable.

Item 16K Cybersecurity

Risk Management and Strategy

We have established a comprehensive cybersecurity risk management program, which consists of various policies, procedures and technical measures that are designed to promote effectiveness in cybersecurity management, strategy, governance and reporting. We have also integrated cybersecurity into our overall enterprise risk management system, which sets out roles, responsibilities and processes for identifying, assessing, managing and reporting our Group-wide risk exposures, such as compliance, ethics, security and financial risks.

Our cybersecurity risk management program consists of the following key components:

●	Governance Structure. We have established robust governance structure at both board and management levels to facilitate effective oversight of our company’s overall risk management, including cybersecurity risks. See “—Cybersecurity Governance.”
●	Internal Policies and Procedures. We have adopted and implemented a comprehensive set of internal policies and procedures that set out roles, responsibilities and requirements for cybersecurity risk management. Such policies and procedures cover a wide array of key aspects, including information security, data classification and security management, network security risk assessment, and contingency plan for security incident response. We regularly review and update these policies and procedures based on regulatory requirements, industry standards and best practices.
●	Risk Identification, Assessment and Mitigation. We have implemented various technical measures to identify, assess and mitigate cybersecurity risks, such as firewalls, zero-trust network access, traffic monitoring, host-based intrusion detection system and data loss prevention. We believe such measures help us better safeguard our information systems, identify and mitigate network and data security risks and protect the confidentiality, integrity and availability of the data stored in our system. For more details on our data protection measures, see “Item 4. Information on the Company—B. Business Overview—Data Privacy and Security.”
●	Internal and External Reviews. Our internal audit teams perform independent reviews and testing of our internal controls (including IT general controls), which cover cybersecurity to a certain extent as determined by risk assessment and other relevant considerations. To comply with applicable legal requirements and to better protect our information systems, we have also engaged third-party service providers to make requisite filings, classifications and assessments of our cybersecurity management system on a periodic basis.
●	Third-Party Risk Management. We have implemented processes to identify and mitigate cybersecurity risks arising from our use of third-party service providers. Our contracts with third-party service providers generally require such service providers to, among other things, maintain security controls to protect our confidential information and data, notify us of material data breaches that may impact our data, and take remedial measures in a timely manner.
●	Training. We provide various cybersecurity education and training programs designed to promote awareness of, and reinforce, our cybersecurity policies and procedures.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Cybersecurity Governance

Our board of directors oversees our company’s overall risk management, including cybersecurity risks, and receives and reviews management reports on material cybersecurity risks and issues on an as-needed basis. In particular, our board of directors reviews and approves the cybersecurity-related disclosure in the periodic reports (including our annual reports on Form 20-F) of our company. If any Form 6-K is required to be filed to report our material cybersecurity incidents, it needs to be reviewed and approved by our board of directors as well.

At the management level, we have formed a Network and Data Security Committee, which is chaired by our chief technology officer. Our chief technology officer brings to this role significant experience in technical and leadership roles at technology companies, as well as academic credentials in computer science.

The Network and Data Security Committee is informed about, and monitors the prevention, detection, mitigation and remediation of cybersecurity incidents through receiving reports from our cybersecurity team and other relevant functions, as well as reviewing and approving cybersecurity-related policies and procedures. The Network and Data Security Committee reports to our board of directors on the prevention, detection, mitigation and remediation of material risks arising from cybersecurity threats, as well as material cybersecurity incidents, if any, on an as-needed basis. If a cybersecurity incident occurs, the Network and Data Security Committee will promptly coordinate with relevant personnel to perform internal reviews, and as needed, engage external experts to assist with such reviews. If it is further determined that the incident could potentially be a material cybersecurity event, the Network and Data Security Committee will promptly report the incident to, and review results with, our board of directors. If our board of directors determines that such incident should be disclosed, the Network and Data Security Committee will prepare disclosure material on the cybersecurity incident for approval by our board of directors before such material is disseminated to the public.

We have dedicated cybersecurity staff tasked with assessing, identifying and managing risks related to cybersecurity threats, including developing action plans to address system vulnerabilities, investigating cybersecurity incidents, monitoring threats to sensitive data, securing access control measures, and developing cybersecurity training, among other aspects. Our other relevant group-level departments also perform various key functions with respect to cybersecurity risk management.

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
4.6

English translation of Equity Pledge Supplemental Agreement, dated June 25, 2010, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Xueersi Education Technology Co., Ltd., Bangxin Zhang, Yundong Cao, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 10.9 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.7

English translation of Equity Pledge Supplemental Agreement, dated June 25, 2010, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Xueersi Network Technology Ltd., Bangxin Zhang, Yundong Cao, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 10.10 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.8

English translation of Powers of Attorney, dated August 12, 2009, by Bangxin Zhang, Yundong Cao, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 10.11 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.9

Amended and Restated Shareholders’ Agreement among the Registrant, the Series A preferred holder, Tiger Global Five China Holdings and other parties thereto, dated August 12, 2009 (incorporated by reference to Exhibit 4.4 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.10

Deed of Undertaking executed by and between Bangxin Zhang and TAL Education Group dated June 24, 2013 (incorporated by reference to Exhibit 4.15 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 28, 2013 (file No. 001-34900) filed with the Securities and Exchange Commission on June 28, 2013)

4.11

Side letter executed by and between Bangxin Zhang and TAL Education Group dated July 29, 2013 (incorporated by reference to Exhibit 4.16 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 28, 2014 (file No. 001-34900) filed with the Securities and Exchange Commission on May 12, 2014)

4.12*

English translation of Exclusive Management Services and Business Cooperation Agreement, dated December 29, 2023, by Beijing Century TAL Education Technology Co., Ltd. and Xinxin Xiangrong Education Technology (Beijing) Co., Ltd.

4.13*

English translation of Exclusive Option Agreement, dated December 29, 2023, by and among Beijing Century TAL Education Technology Co., Ltd., Beijing Keletang Technology Co., Ltd. and Xinxin Xiangrong Education Technology (Beijing) Co., Ltd.

4.14*

English translation of Equity Pledge Agreement, dated December 29, 2023, by and among Beijing Century TAL Education Technology Co., Ltd., Xinxin Xiangrong Education Technology (Beijing) Co., Ltd. and Beijing Keletang Technology Co., Ltd.

4.15*	English translation of Entrustment Agreement and Powers of Attorney, dated December 29, 2023, by Beijing Keletang Technology Co., Ltd.

4.16

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

4.17

English translation of the Land Development and Construction Compensation Agreement dated November 26, 2018 (incorporated by reference to Exhibit 4.33 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 28, 2019 (file No. 001-34900) filed with the Securities and Exchange Commission on May 16, 2019)

4.18

English translation of the Procurement Construction Contract of TAL Changping Education Park Project by Shidai TAL Education Technology (Beijing) Co., Ltd. and Beijing Construction Engineering Group Co., Ltd. (incorporated herein by reference to Exhibit 4.35 to the Form 20-F filed on June 30, 2020 (File No. 001-34900))

Exhibit Number	Description of Document
4.19

English translation of the Construction Contract of TAL Zhenjiang Education Base Phase I Construction Project, dated December 11, 2019, by TAL Education Technology (Jiangsu) Co., Ltd. and China Construction Eighth Engineering Division Corp. Ltd. (incorporated herein by reference to Exhibit 4.36 to the Form 20-F filed on June 30, 2020 (File No. 001-34900))

4.20	2020 Share Incentive Plan (incorporated herein by reference to Exhibit 4.37 to the Form 20-F filed on June 30, 2020 (File No. 001-34900))

8.1*	List of Subsidiaries and Variable Interest Entities

11.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 11.1 to the Form 20-F filed on May 7, 2021 (File No. 001-34900))

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Tian Yuan Law Firm

15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.3*	Consent of Maples and Calder (Hong Kong) LLP

97.1*	TAL Education Group Incentive Compensation Clawback Policy

101.INS*	Inline XBRL Instance Document- The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*     Filed herewith

**   Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TAL EDUCATION GROUP

By:	/s/ Bangxin Zhang
Name: Bangxin Zhang
Title: Chairman and Chief Executive Officer

Date: May 31, 2024

TAL EDUCATION GROUP

Consolidated Financial Statements and Report
of Independent Registered Public Accounting Firm
For the years ended February 28, 2022,2023 and February 29, 2024

TAL EDUCATION GROUP

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED FEBRUARY 28, 2022, 2023 AND FEBRUARY 29, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF TAL EDUCATION GROUP

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TAL Education Group and its subsidiaries (the “Company”) as of February 29, 2024 and February 28, 2023, the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended February 29, 2024 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of February 29, 2024 and February 28, 2023, and the results of its operations and its cash flows for each of the three years in the period ended February 29, 2024 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of February 29, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 31, 2024, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

TAL EDUCATION GROUP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF TAL EDUCATION GROUP

Critical Audit Matters - continued

Investments - Fair Value of Level 3 Available-for-sale Investments - Refer to Note 11 to the financial statements

Critical Audit Matter Description

As of February 29, 2024, the Company’s financial instruments measured at fair value that are classified as Level 3 amounted to $151.3 million, which are accounted for as available-for-sale investments. The available-for-sale investments classified within Level 3 are valued using the income approach, the binomial option model or the backsolve method, where appropriate.

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

May 31, 2024

We have served as the Company’s auditor since 2008.

TAL EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

	As of	As of
	February 28,	February 29,
	2023	2024
ASSETS

Current assets
Cash and cash equivalents	$2,021,927	$2,208,756
Restricted cash-current	126,891	167,656
Short-term investments	1,149,607	1,094,593
Inventory	39,002	68,328
Amounts due from related parties-current	423	343
Income tax receivables	5,071	—
Prepaid expenses and other current assets	125,486	159,498

Total current assets	3,468,407	3,699,174

Restricted cash-non-current	146,089	81,064
Property and equipment, net	288,877	405,319
Deferred tax assets	5,973	4,620
Rental deposits	12,734	16,947
Intangible assets, net	485	1,988
Land use rights, net	193,878	189,049
Long-term investments (including available-for-sale investments of $106,387 and $151,263 as of February 28, 2023 and February 29, 2024, respectively)	453,375	284,266
Amounts due from related parties-non-current	—	59
Long-term prepayments and other non-current assets	5,534	14,359
Operating lease right-of-use assets	149,002	231,104

Total assets	$4,724,354	$4,927,949

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of $53,194 and $89,375 as of February 28,2023 and February 29,2024, respectively)	$59,991	$127,321
Deferred revenue-current (including deferred revenue-current of the consolidated VIEs without recourse to TAL Education Group of $213,239 and $350,887 as of February 28, 2023 and February 29,2024, respectively)	234,889	400,286
Amounts due to related parties-current (including amounts due to related parties-current of the consolidated VIEs without recourse to TAL Education Group of $98 and $95 as of February 28, 2023 and February 29,2024, respectively)	100	96
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to TAL Education Group of $360,500 and $394,250 as of February 28, 2023 and February 29, 2024, respectively))	446,711	491,911
Operating lease liabilities, current portion (including operating lease liabilities, current portion of the consolidated VIEs without recourse to TAL Education Group of $36,062 and $56,900 as of February 28, 2023 and February 29, 2024, respectively)	42,174	62,604

Total current liabilities	783,865	1,082,218

TAL EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

	As of	As of
	February 28,	February 29,
	2023	2024
Deferred revenue-non-current (including deferred revenue-non-current of the consolidated VIEs without recourse to TAL Education Group of $887 and $18,862 as of February 28, 2023 and February 29, 2024, respectively)	2,465	27,993
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to TAL Education Group of $1,500 and $2,302 as of February 28, 2023 and February 29, 2024, respectively)	1,563	2,360
Operating lease liabilities, non-current portion (including operating lease liabilities, non-current portion of the consolidated VIEs without recourse to TAL Education Group of $110,420 and $166,985 as of February 28, 2023 and February 29, 2024, respectively)	115,548	176,614

Total liabilities	903,441	1,289,185

Commitments and contingencies (Note 17)

Equity
Class A common shares ($0.001 par value; 500,000,000 shares authorized, 169,122,124 and 152,253,821 shares issued as of February 28,2023 and February 29,2024, respectively, 163,162,785 and 152,253,821 shares outstanding as of February 28, 2023 and February 29,2024, respectively)	169	152
Class B common shares ($0.001 par value; 500,000,000 shares authorized, 49,153,604 shares and 49,153,604 shares issued and outstanding as of February 28, 2023 and February 29, 2024, respectively)	49	49
Treasury stock	(6)	—
Additional paid-in capital	4,400,656	4,256,957
Statutory reserve	160,353	165,138
Accumulated deficit	(685,912)	(694,270)
Accumulated other comprehensive loss	(30,666)	(65,928)

Total TAL Education Group shareholders’ equity	3,844,643	3,662,098

Noncontrolling interests	(23,730)	(23,334)

Total equity	3,820,913	3,638,764

Total liabilities and equity	$4,724,354	$4,927,949

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29,
	2022	2023	2024
Net revenues	$4,390,907	$1,019,772	$1,490,440
Cost of revenues	(2,203,336)	(436,358)	(684,316)

Gross profit	2,187,571	583,414	806,124

Operating expenses
Selling and marketing	(1,118,141)	(283,036)	(461,851)
General and administrative	(1,199,708)	(413,791)	(429,947)
Impairment loss on intangible assets and goodwill	(505,050)	—	—

Total operating expenses	(2,822,899)	(696,827)	(891,798)

Government subsidies	20,812	22,683	16,445

Loss from operations	(614,516)	(90,730)	(69,229)

Interest income	103,179	61,564	84,928
Interest expense	(7,871)	—	—
Other income / (expense)	16,950	(82,416)	48,766
Gain from disposal of a subsidiary	—	9,550	—
Impairment loss on long-term investments	(275,872)	(7,687)	(46,982)

(Loss) / income before provision for income tax and income/ (loss) from equity method investments	(778,130)	(109,719)	17,483

Income tax expense	(396,992)	(20,011)	(15,379)
Income / (loss) from equity method investments	10,787	(2,248)	(6,242)

Net loss	(1,164,335)	(131,978)	(4,138)

Add: Net loss / (income) attributable to noncontrolling interests shareholders	28,220	(3,634)	565

Net loss attributable to TAL Education Group’s shareholders	$(1,136,115)	$(135,612)	$(3,573)

Net loss per common share
Basic	$(5.29)	$(0.64)	$(0.02)
Diluted	$(5.29)	$(0.64)	$(0.02)

Weighted average shares used in calculating net loss per common share
Basic	214,825,470	212,575,277	203,304,744
Diluted	214,825,470	212,575,277	203,304,744

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29
	2022	2023	2024
Net loss	$(1,164,335)	$(131,978)	$(4,138)
Other comprehensive income / (loss)
Foreign currency translation adjustment	25,232	(87,943)	(39,297)
Unrealized (loss) / gain on available-for-sale investments:
Net unrealized (loss) / gain on available-for-sale investments, net of tax effect of (tax benefit) / tax expense of $(2,245), $229 and $90 for the years ended February 28, 2022, 2023 and February 29, 2024, respectively	(50,557)	(1,591)	4,996

Other comprehensive loss	(25,325)	(89,534)	(34,301)

Comprehensive loss	(1,189,660)	(221,512)	(38,439)
Add: Comprehensive loss / (income) attributable to noncontrolling interests shareholders	28,841	(6,383)	(396)

Comprehensive loss attributable to TAL Education Group’s shareholders	$(1,160,819)	$(227,895)	$(38,835)

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

											Total TAL
									Retained	Accumulated	Education
							Additional		earnings/	other	Group	Non-
	Class A Common shares		Class B Common shares		Treasury stock		paid-in	Statutory	(accumulated	comprehensive	shareholders’	controlling
	Shares	Amount	Shares	Amount	Shares	Amount	capital	reserve	deficit)	income / (loss)	equity	interest	Total equity
Balance as of February 28, 2021	147,995,578	$148	66,939,204	$67	—	—	$4,369,125	$121,285	$624,883	$86,321	$5,201,829	$952	$5,202,781
Conversion of Class B common shares to Class A common shares	17,785,600	18	(17,785,600)	(18)	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	(1,136,115)	—	(1,136,115)	(28,220)	(1,164,335)
Provision for statutory reserve	—	—	—	—	—	—	—	33,077	(33,077)	—	—	—	—
Issuance of common shares in connection with vesting of non-vested shares and settlement of liability-classified awards	2,455,216	3	—	—	—	—	9,380	—	—	—	9,383	—	9,383
Share-based compensation	—	—	—	—	—	—	174,832	—	—	—	174,832	—	174,832
Exercise of share options	56,296	—	—	—	—	—	1,203	—	—	—	1,203	—	1,203
Share repurchase (Note 14)	(1,506,667)	(2)	—	—	—	—	(196,275)	—	—	—	(196,277)	—	(196,277)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	25,853	25,853	(621)	25,232
Net unrealized loss on available-for-sale investments, net of tax effect of $(2,245)	—	—	—	—	—	—	—	—	—	(50,557)	(50,557)	—	(50,557)
Balance as of February 28, 2022	166,786,023	$167	49,153,604	$49	—	—	$4,358,265	$154,362	$(544,309)	$61,617	$4,030,151	$(27,889)	$4,002,262
Net loss	—	—	—	—	—	—	—	—	(135,612)	—	(135,612)	3,634	(131,978)
Provision for statutory reserve	—	—	—	—	—	—	—	5,991	(5,991)	—	—	—	—
Issuance of common shares in connection with vesting of non-vested shares and settlement of liability-classified awards	2,310,009	2	—	—	—	—	(4)	—	—	—	(2)	—	(2)
Share-based compensation	—	—	—	—	—	—	108,571	—	—	—	108,571	—	108,571
Exercise of share options	26,092	—	—	—	—	—	186	—	—	—	186	—	186
Share repurchase(Note 14)	—	—	—	—	(5,959,339)	(6)	(66,362)	—	—	—	(66,368)	—	(66,368)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(90,692)	(90,692)	2,749	(87,943)
Net unrealized loss on available-for-sale investments, net of tax effect of $229	—	—	—	—	—	—	—	—	—	(1,591)	(1,591)	—	(1,591)
Disposal of a subsidiary	—	—	—	—	—	—	—	—	—	—	—	(2,224)	(2,224)
Balance as of February 28, 2023	169,122,124	$169	49,153,604	$49	(5,959,339)	$(6)	$4,400,656	$160,353	$(685,912)	$(30,666)	$3,844,643	$(23,730)	$3,820,913
Net loss	—	—	—	—	—	—	—	—	(3,573)	—	(3,573)	(565)	(4,138)
Provision for statutory reserve	—	—	—	—	—	—	—	4,785	(4,785)	—	—	—	—
Issuance of common shares in connection with vesting of non-vested shares	2,315,735	2	—	—	—	—	(2)	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	88,898	—	—	—	88,898	—	88,898
Exercise of share options	133,385	—	—	—	—	—	462	—	—	—	462	—	462
Share repurchase(Note 14)	—	—	—	—	(13,385,764)	(13)	(233,544)	—	—	—	(233,557)	—	(233,557)
Cancellation of repurchased shares (Note 14)	(19,345,103)	(19)	—	—	19,345,103	19	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(40,258)	(40,258)	961	(39,297)
Net unrealized gains on available-for-sale investments, net of tax effect of $90	—	—	—	—	—	—	—	—	—	4,996	4,996	—	4,996
Share consideration for purchase of intangible assets	27,680	—	—	—	—	—	487	—	—	—	487	—	487
Balance as of February 29, 2024	152,253,821	$152	49,153,604	$49	—	—	$4,256,957	$165,138	$(694,270)	$(65,928)	$3,662,098	$(23,334)	$3,638,764

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29,
	2022	2023	2024
Cash flows from operating activities
Net loss	$(1,164,335)	$(131,978)	$(4,138)
Adjustments to reconcile net loss to net cash (used in) / provided by operating activities
Depreciation of property and equipment	171,354	35,289	23,748
Amortization of intangible assets	13,905	1,159	1,361
Amortization of land use rights	4,600	4,256	4,763
Loss / (gain) on disposal of property and equipment	23,139	546	(1,615)
Share-based compensation	174,832	108,571	88,898
Impairment loss on intangible assets and goodwill and provision / (reversion) for reserves on operating assets	897,932	756	(4,852)
Impairment loss on long-term investments	275,872	7,687	46,982
(Income) / loss from equity method investments	(10,787)	2,248	6,242
(Gain) / loss from fair value change of investments	(7,028)	68,500	(21,747)
Gain from disposal of long-term investments	(10,021)	(7,448)	(17,772)
Gain from disposal of a subsidiary	—	(9,550)	—
Dividend received from an equity-method investment	3,362	—	1,306
Changes in operating assets and liabilities
Inventory	5,115	(20,431)	(34,845)
Amounts due from related parties	(432)	210	6
Prepaid expenses and other current assets	268,619	(11,968)	(50,232)
Income tax receivables	(3,863)	14,434	5,071
Deferred income taxes	304,229	400	1,344
Rental deposits	6,930	12,660	10,345
Other non-current assets	11,085	(3,060)	(9,387)
Accounts payable	(252,934)	(2,933)	24,440
Deferred revenue	(1,229,766)	54,142	190,925
Amounts due to related parties	(3,283)	(105)	(4)
Accrued expenses and other current liabilities	(402,230)	(109,825)	45,939
Operating lease right-of-use assets	1,318,663	76,420	(82,102)
Operating lease liabilities	(1,334,142)	(82,622)	81,496

Net cash (used in) / provided by operating activities	(939,184)	7,358	306,172

Cash flows from investing activities
Loan to third parties	(557)	(749)	—
Repayment of loan to third parties	—	—	9,725
Repayment of loan to related parties	—	2	41
Loan to employees	(2,404)	—	—
Repayment of loan to employees	6,711	1,522	382
Prepayment for investments	(2,179)	(8,450)	—
Purchase of land use rights	—	—	(7,065)
Purchase of property and equipment	(246,297)	(110,326)	(112,737)
Purchase of intangible assets	(122)	—	(1,494)
Purchase of short-term investments	(1,344,543)	(1,666,999)	(670,573)
Proceeds from short-term investments	3,002,509	1,622,068	992,603
Proceeds from disposal of property and equipment	26,294	19,988	2,710
Business acquisitions, net of cash acquired	—	(250)	—
Purchase of long-term investments	(137,732)	(200,734)	(194,159)
Proceeds from disposal of long-term investments and a subsidiary	67,036	42,302	75,635

Net cash provided by / (used in) investing activities	1,368,716	(301,626)	95,068

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29,
	2022	2023	2024
Cash flows from financing activities
Repayment of short-term debt	(270,000)	—	—
Payments for purchasing noncontrolling interests	(1,775)	—	—
Proceeds from exercise of share options	1,373	184	462
Repayment of convertible bond	(2,300,000)	—	—
Share repurchase	(196,277)	(66,368)	(233,557)

Net cash used in financing activities	(2,766,679)	(66,184)	(233,095)

Effect of exchange rate changes	949	(26,427)	(5,576)

Net (decrease) / increase in cash, cash equivalents and restricted cash	(2,336,198)	(386,879)	162,569

Cash, cash equivalents and restricted cash at the beginning of year	5,017,984	2,681,786	2,294,907

Cash, cash equivalents and restricted cash at the end of year	2,681,786	2,294,907	2,457,476

Supplemental disclosure of cash flow information:
Interest paid	$9,425	—	—
Income tax paid	117,621	5,569	2,484

Non-cash investing and financing activities:
Payable for purchase of property and equipment	$49,403	$15,534	$56,909
Payable for purchase of intangible assets	756	—	139
Payable for investments and acquisitions	321	292	—
Share consideration for purchase of intangible assets	—	—	487

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED FEBRUARY 28, 2022, 2023 AND FEBRUARY 29, 2024

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

TAL Education Group (the “Company” or “TAL”) was incorporated in the Cayman Islands on January 10, 2008. The Company, its subsidiaries, the consolidated VIEs and VIEs’ subsidiaries and schools are collectively referred to as the “Group”.

The Group was previously engaged in the provision of high quality after-school tutoring programs (“AST”) for primary and secondary school students in the People’s Republic of China (the “PRC”) and has realigned to focus on enrichment learning services and learning content solutions in the PRC.

On July 24, 2021, the announcement of “Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education (the “Opinion”)” was made by the General Office of the CPC Central Committee and the General Office of the State Council. The Opinion contains guiding principles about requirements and restrictions related to after-school tutoring services, including (i) service providers in AST services on academic subjects relating to compulsory education or academic AST institutions need to register as non-profit entity, (ii) foreign ownership in academic AST institutions are prohibited, including through contractual arrangements; (iii) listed companies are prohibited from raising capital to invest in businesses that teach academic subjects in compulsory education; (iv) relevant tutoring services on academic subjects in compulsory education are not allowed during public holidays, weekends and school breaks; and (v) academic AST institutions must follow the fee standards to be established by relevant authorities. The Opinion also provides that institutions providing after-school tutoring services on academic subjects in high schools (which do not fall within China’s compulsory education system) shall take into consideration the Opinion when conducting activities.

In compliance with the Opinion and applicable rules, regulations and measures, the Company decided in November 2021 to cease offering after-school tutoring services on academic subjects to students from kindergarten through grade nine (“K-9 Academic AST Services”) in the mainland of China by the end of December 2021. The Company has completed the cessation of K-9 Academic AST Services where the revenues from which accounted for a substantial majority of the Company’s total revenues in the fiscal year ended February 28, 2022. The cessation of K-9 Academic AST Services in the mainland of China did not represent a discontinued operation under Accounting Standards Codification (“ASC”) 205-20-45 since it did not meet the definition of a component because its operations and cash flows are not separately distinguishable from the rest of the Group’s services and the cessation did not represent a strategic shift. The Company also has taken actions to restructure its business and operations, including the early termination of certain leased office spaces and learning centers, disposal of relevant leasehold improvements and electronic equipment, which are disclosed in Note 6 and 12.

Responding to the regulatory changes, the Group realigned the business focus towards enrichment learning services, and learning content solutions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2022, 2023 AND FEBRUARY 29, 2024

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

As of February 29, 2024, details of the Company’s major subsidiaries, VIEs and VIEs’ subsidiaries and schools are as follows:

Place of
	Later of date of	incorporation (or	Percentage
	incorporation or	establishment)	of legal	Principal	Nature of
Name	acquisition	/operation	ownership	activities	company
TAL Holding Limited (“TAL Hong Kong”)	March 11, 2008	Hong Kong	100%	Intermediate holding company	Subsidiary
Beijing Century TAL Education Technology Co., Ltd. (“TAL Beijing”)	May 8, 2008	Beijing	100%	Software sales, and consulting service	Subsidiary
Beijing Xintang Sichuang Education Technology Co., Ltd. (“Beijing Xintang Sichuang”)	August 27, 2012	Beijing	100%	Software and network development, sales, and consulting service	Subsidiary
Pengxin TAL Industrial Investment (Shanghai) Co., Ltd. (“Pengxin TAL”)	June 26, 2014	Shanghai	100%	Investment management and consulting services	Subsidiary
Beijing Xueersi Education Technology Co., Ltd. (“Xueersi Education”)	December 31, 2005	Beijing	N/A*	Sales of educational materials and products	VIE
Beijing Xueersi Network Technology Co., Ltd. (“Xueersi Network”)	August 23, 2007	Beijing	N/A*	Technology development and educational consulting service	VIE
Xinxin Xiangrong Education Technology (Beijing) Co., Ltd. (“Xinxin Xiangrong”)	June 23, 2015	Beijing	N/A*	Technology development and educational consulting service	VIE
TAL Training School (Shanghai) Co., Ltd. (“TAL Shanghai”)	February 20, 2019	Shanghai	N/A*	Learning services	VIE’s subsidiaries and schools
TAL Education Technology (Jiangsu) Co., Ltd.(“TAL Jiangsu”)	July 4, 2018	Jiangsu	N/A*	Technology development and consulting service	VIE’s subsidiaries and schools
Shidai TAL Education Technology (Beijing) Co., Ltd.(“Shidai TAL”)	July 26, 2018	Beijing	N/A*	Technology development and consulting service	VIE’s subsidiaries and schools
Beijing Xueersi Technology Co., Ltd. ( “Xueersi Technology”)	April 28, 2020	Beijing	N/A*	Learning services	VIE’s subsidiaries and schools
Beijing TAL Books Co., Ltd. (“TAL Books”)	March 28, 2022	Beijing	N/A*	Sales of educational materials and products	VIE’s subsidiaries and schools
Shenzhen Xingtong Technology Co., Ltd. (“Shenzhen Xingtong”)	March 10, 2022	Shenzhen	100%	Learning device development, sales	Subsidiary
*	These entities are controlled by the Company pursuant to the contractual arrangements disclosed below.

The VIE arrangements

PRC laws and regulations restrict and impose conditions on foreign investment in the education business and value-added telecommunication services in China. Accordingly, the Group operates substantially majority of the education business in China through the consolidated VIEs, their subsidiaries and schools.

To provide the Company the power to control and the ability to receive the expected residual returns of the VIEs and their subsidiaries and schools, the Company’s wholly owned subsidiary, TAL Beijing, entered into a series of contractual arrangements with Xueersi Education, Xueersi Network and Xinxin Xiangrong (collectively “the VIEs”) and their respective equity holders.

The VIEs and their subsidiaries and schools hold various licenses upon which the Group’s business depends. A substantial majority of the Group’s employees who provide the Group’s services are hired by the VIEs and their subsidiaries and schools, and the VIEs and their subsidiaries and schools lease a substantial portion of the properties upon which the Group’s services are delivered. The net revenues from the VIEs and their subsidiaries and schools accounted for 82.6% of the Group’s total net revenues for the fiscal year ended February 29, 2024.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2022, 2023 AND FEBRUARY 29, 2024

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

Exclusive Business Service Agreements: Pursuant to the Exclusive Business Cooperation Agreement entered into by and among TAL Beijing, the VIEs and their respective equity holders, TAL Beijing or its designated affiliates have the exclusive right to provide each of the VIEs and their subsidiaries and schools(if any) comprehensive intellectual property licensing and various technical and business support services. The agreements are effective within the operation term of TAL Beijing, its subsidiaries and schools according to PRC Law, unless earlier terminated by mutual agreement of all parties.

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

Call Option Agreement: Pursuant to separate call option agreements entered into by and among TAL Beijing, the VIEs and the VIEs’ respective equity holders, the respective equity holders of the VIEs unconditionally and irrevocably granted TAL Beijing or its designated party an exclusive option to purchase from the VIEs’ equity holders, to the extent permitted under PRC law, part or all of the equity interests in the VIEs, as the case may be, for the minimum amount of consideration permitted by the applicable law without any other conditions. Under each of these agreements, TAL Beijing has the sole discretion to decide when to exercise the option, and whether to exercise the option in part or in full. Unless terminated early by mutual agreement of all parties, these agreements shall remain effective until TAL Beijing exercises its purchase right to purchase all the VIEs’ equity interests according to these agreements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2022, 2023 AND FEBRUARY 29, 2024

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements – continued

Equity Pledge Agreement: Pursuant to separate equity pledge agreements by and among TAL Beijing, the VIEs and the VIEs’ respective equity holders, the respective equity holders of the VIEs unconditionally and irrevocably pledged all of their equity interests, including the right to receive declared dividends and the voting rights, in the VIEs to TAL Beijing to guarantee the VIEs’ performance of their obligations under the exclusive technology support and service agreements with TAL Beijing. The equity holders of the VIEs agree that, without the prior written consent of TAL Beijing, they will not transfer or dispose the pledged equity interests or create or allow any encumbrance on the pledged equity interests that would prejudice TAL Beijing’s interest. These agreements are effective on the date of execution and terminate when all the secured rights under the relevant agreements, as the case may be, are completely fulfilled or terminated in accordance thereof.

Letter of Undertaking: All of the equity holders of the VIEs have executed a letter of undertaking to covenant with and undertake to TAL Beijing that, if, as the respective equity holders of the VIEs, such equity holders receive any dividends, interests, other distributions or remnant assets upon liquidation from the VIEs, such equity holders shall, to the extent permitted by applicable laws, regulations and legal procedures, remit all such income after payment of any applicable tax and other expenses required by laws and regulations to TAL Beijing without any compensation therefore.

Power of Attorney: Each of the equity holders of the VIEs has executed an irrevocable power of attorney, appointing TAL Beijing, or any person designated by TAL Beijing as their attorney-in-fact to vote on their behalf on all matters of the VIEs requiring equity holder’s approval under PRC laws and regulations and the articles of association of the VIEs. These agreements remain effective during the entire period during which they are equity holders of the VIEs.

The articles of association of each of the VIEs states that the major rights of the equity holders in an equity holders’ meeting include the power to approve the operating strategy and investment plan, elect the executive directors and approve their compensation and review and approve the annual budget and earning distribution plan. Therefore, through the irrevocable power of attorney arrangement TAL Beijing has the ability to exercise effective control over each of the VIEs respectively through equity holder’s votes and, through such votes, to also control the composition of the board of directors. As a result of these contractual rights, the Company has the power to direct the activities of each of the VIEs that most significantly impact their economic performance.

Spousal consent letter: The spouse of each individual equity holder (as applicable) of the VIEs has entered into a spousal consent letter to acknowledge that she is aware of, and consents to, the execution by her spouse of the call option agreement described above. Each spouse further agrees that she will not take any actions or raise any claims to interfere with the performance by her spouse of the obligations under the above mentioned agreements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2022, 2023 AND FEBRUARY 29, 2024

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

Risks in relation to the VIE structure

The Company believes that TAL Beijing’s contractual arrangements with the VIEs and their respective subsidiaries, schools and equity holders are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the Group would be subject to fines or potential actions by the relevant PRC regulatory authorities with broad discretions, which could include:

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

FOR THE YEARS ENDED FEBRUARY 28, 2022, 2023 AND FEBRUARY 29, 2024

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

Some of the legal owners of the VIEs are shareholders, directors and officers of TAL Education Group. The interests of the legal owners of the VIEs as beneficial owners of the VIEs may differ from the interests of the Group as a whole, since these parties’ respective equity interests in the VIEs may conflict with their respective equity interests in the Group. When conflicts of interest arise, it is possible that any or all of these equity holders of VIEs may not act in the best interests of the Group, and such conflicts may not be resolved in the Group’s favor. In addition, these equity holders of VIEs may breach, or cause the VIEs and their subsidiaries and schools to breach, or refuse to renew, the existing contractual arrangements the Group has with them and the VIEs and their subsidiaries and schools. Other than the aforementioned deed of undertaking the Group entered with Mr. Bangxin Zhang, the Group currently does not have any arrangements to address potential conflicts of interest between these equity holders of the VIEs and the Company. The equity holders of the VIEs may encounter in their capacity as direct or indirect nominee equity holders of the VIEs, on the one hand, and as beneficial owners of the Group (and, as applicable, director and/or officers of the Group), on the other hand. To a large extent, the Group relies on the legal owners of the VIEs to abide by the laws of the Cayman Islands and China, which provide that directors and officers owe a fiduciary duty to the Group that requires them to act in good faith and in the best interests of the Group and not to use their positions for personal gains. If the Group cannot resolve any conflict of interest or dispute between it and these equity holders of the VIEs, the Group would have to rely on legal proceedings, which could result in disruption of its business and subject it to substantial uncertainty as to the outcome of any such legal proceedings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2022, 2023 AND FEBRUARY 29, 2024

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

	As of February 28,	As of February 29,
	2023	2024
Cash and cash equivalents	$331,081	$524,271
Other current assets	234,186	312,149

Total current assets	565,267	836,420

Property and equipment, net	238,898	347,032
Other non-current assets	619,221	611,982

Total assets	1,423,386	1,795,434

Deferred revenue-current	213,239	350,887
Other current liabilities	449,854	540,620

Total current liabilities	663,093	891,507

Total non-current liabilities	112,807	188,149

Total liabilities	$775,900	$1,079,656

For the years ended February 28, 2022,2023 and February 29, 2024, for all of the VIEs and VIEs’ subsidiaries, excluding inter-company transactions:

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29,
	2022	2023	2024
Net revenues	$4,193,212	$865,846	$1,230,855
Net income	$186,848	$206,431	$257,674

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29,
	2022	2023	2024
Net cash provided by operating activities	$117,350	$170,478	$480,165
Net cash used in investing activities	$(194,349)	$(76,209)	$(137,073)
Net cash used in financing activities	—	—	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2022, 2023 AND FEBRUARY 29, 2024

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements – continued

As of February 28, 2022,2023 and February 29, 2024, the balance of the amount payable by the VIEs and their subsidiaries and schools to TAL Beijing or its designated affiliates related to the service fees was $752,200, $532,323 and $536,956, respectively, and was eliminated upon consolidation. There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and can only be used to settle the VIEs’ obligation.

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

Consolidation of Variable Interest Entities

The Company has executed a series of contractual agreements with the VIEs, the VIEs’ subsidiaries and schools and the VIEs’ nominee equity holders through its wholly owned foreign enterprises. For a description of these contractual arrangements, see “Note 1 Organization and Principal Activities—The VIE Arrangements”. These contractual agreements do not provide TAL Beijing with an equity interest in legal form in the VIEs. As the Company holds no legal form of equity ownership in the VIEs, the Company applied the variable interest entity consolidation model as set forth in Accounting Standards Codification 810, Consolidation (“ASC 810”) instead of the voting interest model of consolidation.

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

FOR THE YEARS ENDED FEBRUARY 28, 2022, 2023 AND FEBRUARY 29, 2024

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

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues, costs, and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include, valuation allowance for deferred tax assets, the impairment assessment of long-lived assets and long-term investments, fair value of level 3 available-for-sale investments, discount rate for leases and the determination of stand-alone selling prices of physical products bundled with digital resources.

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

FOR THE YEARS ENDED FEBRUARY 28, 2022, 2023 AND FEBRUARY 29, 2024

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

The Group reviews its investments in held-to-maturity investments for impairment periodically, recognizing an allowance, if any, by applying an estimated loss rate. The Group considers available evidence in evaluating the potential impairment of its investments in held-to-maturity investments. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net carrying value at the amount expected to be collected on the held-to-maturity investments. The credit losses were nil for the three years ended February 28, 2022, 2023 and February 29, 2024.

Investment products not classified as trading or as held-to-maturity are classified as available-for-sale debt securities, which are reported at fair value, with unrealized gains and losses recorded in “Accumulated other comprehensive loss” on the consolidated balance sheets. Realized gains or losses are included in earnings during the period in which the gain or loss is realized.

For investment products indexed to, for example, an underlying stock, stock market or foreign exchange, the Group elects the fair value option to record them at fair value in accordance with ASC 825 Financial Instruments. Changes in the fair value are reflected in the consolidated statements of operations.

Derivative Instruments

Derivative instruments are carried at fair value in accordance with Accounting Standards Codification 815. The fair values of the derivative financial instruments generally represent the estimated amounts expected to receive or pay upon termination of the contracts as of the reporting date.

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

FOR THE YEARS ENDED FEBRUARY 28, 2022, 2023 AND FEBRUARY 29, 2024

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

FOR THE YEARS ENDED FEBRUARY 28, 2022, 2023 AND FEBRUARY 29, 2024

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

FOR THE YEARS ENDED FEBRUARY 28, 2022, 2023 AND FEBRUARY 29, 2024

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

Fair value of financial instruments is disclosed in Note 11.

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

For fiscal year 2022, the Group generated substantially all of its revenues through learning services with individual students in the PRC, in which revenue is recognized over time. The Group ceased its K-9 Academic AST Services in the mainland of China at the end of calendar year 2021 in compliance with regulatory policies promulgated in 2021. Historically, revenues from K-9 Academic AST Services accounted for a substantial majority of the total revenues in the fiscal year 2022.

The Group also generates revenues from sales of products, consisting primarily of books, which were insignificant for the year ended February 28, 2022, and were included in small class learning services, personalized premium services and others during the year ended February 28, 2022.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2022, 2023 AND FEBRUARY 29, 2024

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

2.           SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

The primary sources of the Group’s revenues for the year ended February 28, 2022 included (a) small class learning services, personalized premium services and others; and (b) Online education services through www.xueersi.com. Starting with the first quarter of calendar year 2022, as a result of the regulatory policies promulgated in 2021 described above, the Group has realigned its business to focus toward providing learning services and learning content solutions. Revenues related to small class learning services, personalized premium services and online education services through www.xueersi.com have been grouped to “learning services and others”. Additionally, other revenues previously presented in “small class learning services, personalized premium services and others” are now disaggregated into “learning services and others”, and “learning content solutions”.

The following table presents the net revenues disaggregated by revenue sources. Under the new revenue disaggregation as aforementioned, the presentation of revenue disaggregation for the year ended February 28, 2022 has been retrospectively changed to reflect the disaggregation adopted for the years ended February 28, 2023 and February 29, 2024.

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29,
	2022	2023	2024
Disaggregation of net revenues
- Learning Services and Others	$4,275,262	$853,629	$1,051,783
- Learning Content Solutions	115,645	166,143	438,657

Total	$4,390,907	$1,019,772	$1,490,440

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

FOR THE YEARS ENDED FEBRUARY 28, 2022, 2023 AND FEBRUARY 29, 2024

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

Learning Content Solutions

Learning content solutions primarily consist of sales of various learning content products, such as physical products with digital resources, to end users directly or through distribution partners. Revenues are recognized when control of the promised goods or services is transferred to the customer, in an amount that reflects the consideration the Group expects to be entitled to in exchange for the goods or services. For the sales of physical products bundled with digital resources, the Group has identified two performance obligations, the physical products and the digital resources. The transaction price is allocated to each performance obligation based on the estimated stand-alone selling prices. If a stand-alone selling price is not directly observable, the Group estimates the stand-alone selling price by using adjusted market assessment approach or expected cost plus margin approach. Revenue related to the physical products is recognized when the control has transferred to the customers, which generally occurs upon the delivery to the end customers or upon the delivery to distributors. Revenue related to the digital resources is recognized over the estimated learning period. The Group estimates learning period based on historical users’ learning behavior patterns of comparable products.

As a practical expedient, the Group elects to record the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. The closing balance of deferred contract cost was recorded as other non-current assets with the amount of $1,759 and $7,853 as of February 28, 2023 and February 29, 2024, respectively. Amortization expenses were $2,353 and $4,698 for the years ended February 28, 2023 and February 29, 2024, respectively.

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

The contract liabilities of deferred revenue were $237,354 and $428,279 as of February 28, 2023 and February 29, 2024, respectively. Substantially all contract liabilities as of February 28, 2023 were recognized as revenues during the year ended February 29, 2024. The difference between the opening and closing balances of the Group’s contract liabilities primarily results from the timing difference between the Group’s satisfaction of performance obligation and the customers’ payment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2022, 2023 AND FEBRUARY 29, 2024

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

The Group’s online education services and inter-company technical services are subject to VAT at the rate of 6% of revenue for general VAT payer. Beijing Xintang Sichuang, TAL Beijing, Xueersi Education,Yidu Huida Education Technology (Beijing) Co., Ltd. (“Yidu Huida”), Xinxin Xiangrong, Pengxin TAL and Beijing Yizhen Xuesi Education Technology Co., Ltd. (“Yizhen Xuesi”) are deemed as general VAT payer at the rate of 6%.

Circular of the Ministry of Finance and the State Administration of taxation on the continuation of the preferential policy for the promotion of cultural value-added tax (Circular No.60 of the Ministry of Finance and the State Administration of taxation), VAT on book sales revenue of Xueersi Education enjoy exemption policy until to December 31, 2027.

In accordance with Circular Cai Shui [2016] No. 68, the general VAT payers who provide non-academic education service could elect a simple VAT collection method and apply for a VAT rate of 3%. The Group’s schools which were previously subject to business tax are now subject to a VAT rate of 3%.

In accordance with The Ministry of Finance, State Administration of Taxation and General Administration of Customs Announcement [2019] No.39, for general VAT payer of the Group, VAT on products sales is calculated at 13% on revenue and paid after deducting input VAT on purchases, commencing on April 1, 2019.

In accordance with The Ministry of Finance and State Administration of Taxation Announcement [2023] No.19, the small-scale taxpayers whose monthly sales of less than RMB100,000 (including the original amount) enjoy exemption policy. The small-scale taxpayers of VAT which are subject to a 3% tax rate on their taxable sales revenue apply for a reduced VAT rate of 1%. The small-scale taxpayers who apply a 3% pre tax rate for pre paid VAT items will be reduced to a 1% VAT rate. The above mentioned VAT reduction and exemption policy came to an end on December 31, 2027.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2022, 2023 AND FEBRUARY 29, 2024

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

Advertising costs

The Group expenses advertising costs as incurred, which mainly include advertising expenditure through social media, search engines and outdoor advertising, etc. Total advertising costs incurred were $222,115, $41,956 and $147,264 for the years ended February 28, 2022, 2023 and February 29, 2024, respectively, and have been included in selling and marketing expenses in the consolidated statements of operations.

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

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the year are converted into the functional currencies at the applicable rates of exchange prevailing at the transaction dates. Transaction gains and losses are recognized in the consolidated statements of operations. For the years ended February 28, 2022,2023 and February 29, 2024, the Group recorded exchange gain of $3,640, exchange loss of $36,933 and $13,355, respectively, in other income/(expense) in the consolidated statements of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2022, 2023 AND FEBRUARY 29, 2024

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

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents, and restricted cash of the Group included aggregate amounts of $1,174,989 and $1,088,500 as of February 28, 2023 and February 29, 2024, respectively, which were denominated in RMB.

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

Comprehensive loss

Comprehensive loss includes net income/ loss, unrealized gain or loss on available-for-sale investments, and foreign currency translation adjustments. Comprehensive loss is reported in the consolidated statements of comprehensive loss.

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

FOR THE YEARS ENDED FEBRUARY 28, 2022, 2023 AND FEBRUARY 29, 2024

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

2.            SIGNIFICANT ACCOUNTING POLICIES - continued

Financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, restricted cash, short-term investments, long-term investments accounted for available-for-sale investments, fair value option investment, equity securities with readily determinable fair values, equity securities without readily determinable fair values, held-to-maturity investments, amounts due from related parties and amounts due to related parties, accounts payable. The Group carries its available-for-sale investments, equity securities with readily determinable fair values and fair value option investment at fair value. The carrying amounts of other financial instruments, except for equity securities without readily determinable fair values approximate their fair values because of their generally short maturities.

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

As the Group incurred net loss for the years ended February 28, 2022, 2023 and February 29, 2024, the effect of potential issuances of the shares for the non-vested shares and share options would be anti-dilutive. Therefore, basic and diluted losses per share are the same in the periods.

Recent accounting pronouncements adopted

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which the amendments in this Update require that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606.The amendments in this Update address how to determine whether a contract liability is recognized by the acquirer in a business combination. The ASU is effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. Early adoption is permitted, including early adoption in an interim period, for periods for which financial statements have not yet been issued. The Company adopted this new standard on March 1, 2023 with no material impact on its consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2022, 2023 AND FEBRUARY 29, 2024

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

In November 2023, the FASB issued ASU 2023-07 “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”. ASU 2023-07 intends to improve reportable segment disclosure requirements, enhance interim disclosure requirements and provide new segment disclosure requirements for entities with a single reportable segment. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods with fiscal years beginning after December 15, 2024. ASU 2023-07 is to be adopted retrospectively to all prior periods presented. The Group is in the process of evaluating the impact of the adoption of this pronouncement on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments in this update address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This update also includes certain other amendments to improve the effectiveness of income tax disclosures. The amendments in ASU 2023-09 are effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group is in the process of evaluating the impact of the adoption of this pronouncement on its consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2022, 2023 AND FEBRUARY 29, 2024

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

3.           BUSINESS ACQUISITION

Business acquisitions in fiscal year 2023:

In October 2022, the Group completed an acquisition with total purchase price of $1,848 in cash, which was fully paid by November 2022. $1,255 out of the purchase price is contingent upon the selling shareholder’s post combination employment. Therefore, the Group determined that it represented a compensation to the selling shareholder. The intangible asset identified and goodwill resulting from the acquisition were $91 and $157, respectively. The other net assets acquired from the acquisition are immaterial. Goodwill resulting from the acquisition is not deductible for tax purposes and is recorded as a non-current asset in its consolidated balance sheets as of February 28, 2023.

The results of operations for the acquired entity have been included in the Group’s consolidated financial statements from the acquisition date. The pro forma results assuming that the acquisitions occurred as of March 1, 2021 is immaterial for the years ended February 28, 2022 and 2023.

4.           SHORT-TERM INVESTMENTS

Short-term investments consisted of the following:

	As of	As of
	February 28,	February 29,
	2023	2024
Held-to-maturity investments (1)	$276,288	$135,355
Variable-rate financial instruments (2)	793,275	936,488
Available-for-sale securities (3)	80,044	22,750

	$1,149,607	$1,094,593
(1)	The Group purchased wealth management products from financial institutions and classified them as held-to-maturity investments as the Group has the positive intent and ability to hold the investments to maturity. The maturities of these financial products range from three months to twelve months. The Group estimated that their fair value approximate their amortized costs.
(2)	The Group purchased several investment products indexed to, for example, certain stock, stock market or foreign exchange with maturities less than one year. The Group elected the fair value option to account for these investments. The fair value change of the investment products was insignificant for the years ended February 28, 2022 and 2023. The Group recorded a gain of $28,085 in other income / (expense) resulting from changing in fair value for the year ended February 29, 2024.
(3)	The short-term available-for-sale securities include wealth management products issued by commercial banks and other financial institutions with variable rates where the principal is unsecured but there is no restriction on withdrawal. The Group accounted for them at fair value and recognized a fair value decrease of $16,854, increase of $15,395 and $707 through other comprehensive loss for the years ended February 28, 2022, 2023 and February 29, 2024, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2022, 2023 AND FEBRUARY 29, 2024

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

5.           PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of	As of
	February 28,	February 29,
	2023	2024
Accounts receivables	$44,825	$52,739
Prepaid VAT (1)	13,769	31,784
Prepayments to suppliers (2)	18,887	32,164
Loans to third-parties (3)	12,163	—
Prepaid rental and related fees(4)	3,059	2,854
Interest receivable	16,461	22,621
Other deposits	2,406	3,106
Staff advances (5)	2,102	178
Receivables of withholding tax for employees related to share incentive plan (6)	3,197	4,985
Others	8,617	9,067

	$125,486	$159,498
(1)	Prepaid VAT represents input VAT from the purchase of goods and services.
(2)	Prepayments to suppliers are primarily for prepaid operating expenses.
(3)	Balances represent short-term loans to third-parties as well as loans reclassified from non-current assets.
(4)	Balances include prepaid rental where lease term not yet commenced and rental deposit receivables from leases that have been terminated.
(5)	Advances were made to employees primarily for traveling, office expenses and other expenditures which are subsequently expensed as incurred.
(6)	The receivable represents the withholding tax upon the vesting of non-vested shares or exercise of options that the employees agreed to repay the Group with the proceeds of shares sold subsequent to the option exercise through the Group’s broker.

6.           PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of	As of
	February 28,	February 29,
	2023	2024
Building	$59,987	$57,777
Leasehold improvement	50,126	84,925
Computer, network equipment and software	96,162	114,976
Vehicles	810	769
Office equipment and furniture	6,627	2,799
Construction in progress	210,179	286,429

Total cost of property and equipment	423,891	547,675
Less: accumulated depreciation	(125,562)	(133,596)
Less: accumulated impairment loss	(9,452)	(8,760)
	$288,877	$405,319

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2022, 2023 AND FEBRUARY 29, 2024

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

6.           PROPERTY AND EQUIPMENT, NET - continued

For the years ended February 28, 2022,2023 and February 29, 2024, depreciation expenses were $171,354, $35,289 and $23,748, respectively. For the years ended February 28, 2022, 2023 and February 29, 2024, $255,959, $688 and $1,290 impairment loss was recorded in operating expenses mainly related to leasehold improvements of certain learning centers and offices. Accumulated impairment amounting to $21,195 was written off along with underlying property and equipment and leasehold improvement which were disposed or fully impaired in fiscal year 2023, resulting from the cessation of K-9 Academic AST Services in the mainland of China. Accumulated impairment amounting to $1,982 was written off along with underlying property and equipment and leasehold improvement which were disposed or fully impaired in fiscal year 2024, resulting from lease termination.

In December 2019, the Group entered into contracts for the development of office space on parcels in Beijing and Jiangsu. The direct costs related to the construction were capitalized as construction in progress for the years ended February 28, 2023 and February 29, 2024.

7.           LAND USE RIGHTS, NET

Land use rights, net, consisted of the following:

	As of	As of
	February 28,	February 29,
	2023	2024
Land use rights	$207,657	$214,722
Less: accumulated amortization	(15,985)	(20,748)

Add: foreign exchange difference	2,206	(4,925)

Land use rights, net	$193,878	$189,049

Amortization expense for land use rights for the years ended February 28, 2022, 2023 and February 29, 2024, were $4,600, $4,256 and $4,763, respectively. The Group expects to recognize $4,218 in amortization expense for each of the next five years and $167,959 thereafter.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2022, 2023 AND FEBRUARY 29, 2024

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

8.          LONG-TERM INVESTMENTS

Long-term investments consisted of the following:

	As of	As of
	February 28,	February 29,
	2023	2024
Equity securities with readily determinable fair values
BabyTree Inc. (“BabyTree”) (1)	5,890	—

Equity securities without readily determinable fair values
Xiamen Meiyou Information and Technology Co., Ltd. (“Xiamen Meiyou”) (2)	47,463	18,260
Other investments (3)	40,234	55,897

Equity method investments
Long-term investment in third-party technology companies (4)	65,623	39,352

Fair value option investment
Long-term investment in a third-party technology company	288	—
Other investments (5)	92,500	19,494

Available-for-sale investments
Ximalaya Inc. (“Ximalaya“) (6)	41,657	41,843
Other investments (7)	64,730	109,420

Held-to-maturity investments (8)	94,990	—

Total	$453,375	$284,266
(1)	In January 2014, the Group acquired minority equity interests in BabyTree by purchasing its Series E convertible redeemable preferred shares with a total cash consideration of $23,475. BabyTree is an online parenting community and an online retailer of maternity and kids products.

On November 27, 2018, BabyTree was listed on the Hong Kong Stock Exchange and its preferred shares were converted to ordinary shares upon the completion of the listing. The investment was then reclassified from available-for-sale investment to equity security with readily determinable fair value upon the listing.

In fiscal years 2022, 2023 and 2024, the stock price of BabyTree declined, and accordingly the Group recognized loss of $8,887, $8,624 and $1,016, respectively, due to the fair value change. The Group recorded $4,840 impairment loss during the year ended February 29, 2024, due to the continuous suspension of trading in the shares of BabyTree.

(2)	In December 2018, the Group acquired 15.32% equity interest in Xiamen Meiyou, an internet company focusing on providing services to female clients. In June 2019, the investment was reclassified from equity method to equity investment without readily determinable fair value as the Group lost the ability to exercise significant influence due to the restructured capital of Xiamen Meiyou. The Group recorded $27,262 impairment loss during the fiscal year ended February 29, 2024, due to unsatisfied financial performance of the investees with no obvious upturn or potential financial solutions in the foreseeable future.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2022, 2023 AND FEBRUARY 29, 2024

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

8.          LONG-TERM INVESTMENTS – continued

(3)	The Group holds equity interests in certain third-party private companies through investments in their common shares or in-substance common shares. The Group accounted for these equity investments using the measurement alternative when equity method is not applicable and there is no readily determinable fair value for the investments. The Group recorded $46,581, $1,192 and $4,869 impairment loss on these investments during the fiscal years ended February 28, 2022, 2023 and February 29, 2024, respectively, due to unsatisfied financial performance of the investees with no obvious upturn or potential financial solutions in the foreseeable future. For equity securities without readily determinable fair value that qualify for the practical expedient to estimate fair value using net asset value per share, the Group estimates the fair value using net asset value per share and recorded fair value gain of $6,339, loss of $8,762 and gain of $8,362 in other income / (expense) for the years ended February 28, 2022,2023 and February 29, 2024, respectively.
(4)	The Group holds minority equity interests in several third-party private companies through investments in their common shares or in-substance common shares. The majority of the long-term investments are companies which engage in online education services. The Group accounts for these investments under the equity method because the Group has the ability to exercise significant influence but does not have control over the investees.

The Group recorded $24,484, nil and nil impairment loss for its equity method investments during the fiscal years ended February 28, 2022,2023 and February 29, 2024, respectively.

(5)	The Group purchased wealth management products from financial institutions in China and classified them as fair value option investments. The Group measures these products with their fair value using directly or indirectly observable inputs in the market place.
(6)	In fiscal year 2017 and 2020, the Group completed two transactions with Ximalaya, a professional audio sharing platform, to acquire its Series C+ and E-2 convertible redeemable preferred shares. As of February 29, 2024, the Group held 1.75% equity interest of Ximalaya, and accounted for the investment as available-for-sale investments since the investee’s preferred shares held are determined to be debt securities due to the redemption condition of the shares.
(7)	The Group acquired minority equity interest and convertible debt securities in several third-party private companies, the majority of which are engaged in artificial intelligence industry and online platform. The Group holds minority equity interests of these companies through purchasing their convertible redeemable preferred shares. The Group accounted for these investments as available-for-sale investments since the investee’s preferred shares held are determined to be debt securities. The Group recorded $67,189, $6,495 and $10,011 impairment loss during the years ended February 28, 2022, 2023 and February 29, 2024, respectively, due to unsatisfied financial performance of the investees with no obvious upturn or potential financial solutions in the foreseeable future.
(8)	The Group purchased wealth management products from financial institutions in China and classified them as held-to-maturity investments as the Group has the positive intent and ability to hold the investments to maturity. The original maturities of these financial products were one to two years and recorded at amortized cost.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2022, 2023 AND FEBRUARY 29, 2024

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

9.          LONG-TERM PREPAYMENTS AND OTHER NON-CURRENT ASSETS

As of February 28, 2023 and February 29, 2024, long-term prepayments and other non-current assets primarily consisted of long-term service fees and commission.

The Group recognized $21,393, $8,600 and nil impairment loss of long-term prepayments and other non-current assets for the years ended February 28, 2022, 2023 and February 29, 2024, respectively.

10.         ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of	As of
	February 28,	February 29,
	2023	2024
Accrued employee payroll and welfare benefits	$280,319	$286,042
Refund liabilities	40,909	57,500
Accrued operating expenses	36,875	60,714
Income tax payable	46,917	50,662
Other taxes payable	11,541	20,187
Professional service fee payable	3,398	1,958
Others	26,752	14,848

Total	$446,711	$491,911

11.         FAIR VALUE

(a)	Assets and liabilities measured at fair value on a recurring basis

In accordance with ASC 820-10, the Group measures financial products, available-for-sale investments, fair value option investment and equity securities with readily determinable fair value at fair value on a recurring basis. Equity securities classified within Level 1 are valued using quoted market prices currently available on the Hong Kong Stock Exchange. Variable-rate financial instruments and available-for-sale investments classified within Level 2 are valued using directly or indirectly observable inputs in the market place. The available-for-sale investments classified within Level 3 are valued using the income approach, the binomial option model or the backsolve method, where appropriate. The income approach, the binomial option model and the backsolve method require the use of significant unobservable inputs (Level 3 inputs) which involve significant management judgment and estimation. Changes in any unobservable inputs may have a significant impact on fair values. In the valuation of Level 3 financial instruments as of February 29, 2024, the weighted average cost of capital adopted ranges from 19% to 24% with weighted average at 20%, the discount for lack of marketability adopted ranges from 5% to 25% with weighted average at 16%, and the expected volatilities adopted ranges from 35% to 73% with weighted average at 47%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2022, 2023 AND FEBRUARY 29, 2024

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

11.         FAIR VALUE - continued

(a)	Assets and liabilities measured at fair value on a recurring basis - continued

As of February 28, 2023 and February 29, 2024, information about inputs for the fair value measurements of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair Value Measurement at Reporting Date Using
		Quoted Prices in	Significant Other	Significant
	February 28,	Active Market for	Observable	Unobservable
Description	2023	Identical Assets	Inputs	Inputs
		(Level 1)	(Level 2)	(Level 3)
Short-term investments
Variable-rate financial instruments	$793,275	—	$793,275	—
Available-for-sale investments	$80,044	—	$80,044	—
Long-term investments
Equity securities with readily determinable fair values	$5,890	$5,890	—	—
Fair value option investment	$92,788	—	$92,500	$288
Available-for-sale investments	$106,387	—	—	$106,387

Total	$1,078,384	$5,890	$965,819	$106,675

	Fair Value Measurement at Reporting Date Using
		Quoted Prices in	Significant Other	Significant
	February 29,	Active Market for	Observable	Unobservable
Description	2024	Identical Assets	Inputs	Inputs
		(Level 1)	(Level 2)	(Level 3)
Short-term investments
Variable-rate financial instruments	$936,488	—	$936,488	—
Available-for-sale investments	$22,750	—	$22,750	—
Long-term investments
Fair value option investment	$19,494	—	$19,494	—
Available-for-sale investments	$151,263	—	—	$151,263

Total	$1,129,995	—	$978,732	$151,263

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2022, 2023 AND FEBRUARY 29, 2024

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

11.         FAIR VALUE - continued

(a)	Assets and liabilities measured at fair value on a recurring basis - continued

The roll forward of Level 3 investments are as following:

US$
Balance as of February 28, 2022	$134,350
Purchases	6,845
Disposal	(8,710)
Transfer in due to reclassification	941
Changes in fair value	(16,752)
Impairment loss	(6,495)
Foreign exchange difference	(3,504)

Balance as of February 28, 2023	$106,675
Purchases	61,688
Disposal	(7,206)
Changes in fair value	1,368
Impairment loss	(10,011)
Foreign exchange difference	(1,251)
Balance as of February 29, 2024	151,263

(b)	Assets and liabilities measured at fair value on a nonrecurring basis

The Group measures its property and equipment at fair value on a nonrecurring basis annually or whenever events or changes in circumstances indicate that carrying amount exceeds its fair value. The Group determined the fair value of property and equipment that were subject to impairment using the income approach with significant unobservable inputs (Level 3 inputs). Please see Note 6.

The Group measures long-term investments (excluding the equity securities with readily determinable fair values, available-for-sale investments and fair value option investment) at fair value on a nonrecurring basis only if an impairment or observable price adjustment is recognized in the current period. Please see Note 8(2), Note 8(3) and Note 8(4).

For equity securities without readily determinable fair values, the fair value was determined using directly or indirectly observable inputs in the market place (Level 2 inputs). Whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable, the fair value of aforementioned long-term investments was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection of discounted future cash flow and the discount rate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2022, 2023 AND FEBRUARY 29, 2024

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

12.         LEASES

The Group has operating leases for learning centers, service centers and office spaces. Certain leases include renewal options and/or termination options, which are factored into the Group’s determination of lease payments when appropriate.

Certain of our leases were terminated before the expiration of the lease term due to the downsized capacity relating to the cessation of K-9 Academic AST Services in the mainland of China, and the relevant right-of-use asset, with a carrying amount totaled at $1,145,222 and $57,729 during the fiscal years ended February 28, 2022 and 2023, respectively, and the corresponding lease liability were derecognized upon the effectiveness of the early termination.

Operating lease cost for the years ended February 28, 2022,2023 and February 29, 2024 were $305,619, $65,750 and $84,236, respectively, which excluded cost of short-term contracts. Short-term lease cost for the years ended February 28, 2022,2023 and February 29, 2024 were $2,425, $267 and $279, respectively.

As of February 28, 2023 and February 29, 2024, the weighted average remaining lease term were 5.0 years and 4.4 years, respectively, and weighted average discount rate were 5.2% and 5.8% for the Group’s operating leases, respectively.

Supplemental cash flow information of the leases were as follows:

	For the year ended,	For the year ended,
	February 28,	February 29,
	2023	2024
Cash payments for operating leases	$50,347	$65,610
Right-of-use assets obtained in exchange for operating lease liabilities	57,607	137,769

The following is a maturity analysis of the annual undiscounted cash flows for lease liabilities as of February 29, 2024:

As of February 29,
Fiscal year ending	2024
February 2025	$69,591
February 2026	66,986
February 2027	54,726
February 2028	41,723
February 2029	29,469
Thereafter	20,811

Total future lease payments	283,306
Less: Imputed interest	(44,088)

Present value of operating lease liabilities	239,218

As of February 29, 2024, the Group has lease contracts that has been entered into but not yet commenced amounting to $174,692.These contracts will commence during fiscal year 2025.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2022, 2023 AND FEBRUARY 29, 2024

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

13.         INCOME TAXES

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation.

Hong Kong

TAL Hong Kong is established in Hong Kong and have been subject to a two-tiered income tax rate for taxable income earned in Hong Kong effectively since April 1, 2018. The first 2 million Hong Kong dollars of profits earned by a company are subject to taxes at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate of 16.5%, and each group of connected entities can nominate only one entity to benefit from the two-tiered tax rate. The provision for Hong Kong profits tax in the consolidated financial statements was immaterial for the years ended February 28, 2022, 2023 and February 29, 2024.

PRC

Effective from January 1, 2008, a new Enterprise Income Tax Law, or (“the New EIT Law”), combined the previous income tax laws for foreign invested and domestic invested enterprises in the PRC by the adoption of a unified tax rate of 25% for most enterprises with the following exceptions.

TAL Beijing and Beijing Xintang Sichuang were qualified as High and New Technology Enterprises (“HNTE”) and accordingly entitled to a preferential tax rate of 15% from calendar years 2020 through 2025.

Yidu Huida and Beijing Yinghe Youshi Technology Co., Ltd. (“Yinghe Youshi”) were qualified as HNTE and accordingly entitled to a preferential tax rate of 15% for calendar year 2021. For calendar years 2022 and 2023, Yidu Huida and Yinghe Youshi were subject to EIT rate of 25%.

Yizhen Xuesi qualified as “Newly Established Software Enterprise” in calendar year 2017 and therefore it was entitled to a two-year exemption from EIT and a further reduction of tax rate to 12.5% from calendar years 2019 through 2021. For calendar year 2022, Yizhen Xuesi was subject to EIT rate of 25%. Yizhen Xuesi was qualified as an HNTE and accordingly entitled to a preferential tax rate of 15% for calendar year 2023. Yizhen Xuesi is in the process of renew its qualification of HNTE and is expected to be subject to an EIT rate of 15% for 2024 as long as itmaintains its status as an HNTE.

Beijing Lebai Information Consulting Co., Ltd. (“Lebai Information”) was qualified as “Newly Established Software Enterprise” in calendar year 2018 and therefore it was entitled to a two-year exemption from EIT and a further reduction of tax rate to 12.5% for calendar years 2020 and 2021. For calendar years 2022 and 2023, Lebai Information is subject to EIT rate of 25%.

Provision (benefits) for income tax consisted of the following:

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29,
	2022	2023	2024
Current
- PRC income tax expenses	$93,224	$19,894	$14,237
Deferred
- PRC income tax expenses	303,768	117	1,142

Total	$396,992	$20,011	$15,379

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2022, 2023 AND FEBRUARY 29, 2024

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

13.         INCOME TAXES - continued

PRC – continued

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets and liabilities were as follows:

	As of	As of
	February 28,	February 29,
	2023	2024
Deferred tax assets:
Advertising expense and prepaid rental	$194,423	$189,712
Property and equipment	2,988	2,628
Impairment loss on long-term investments	41,412	47,660
Others	45,927	66,107
Tax losses carry-forward	323,066	252,109
Less: valuation allowance	(601,843)	(553,596)

Deferred tax assets, net	$5,973	$4,620

Deferred tax liabilities:
Intangible assets	57	449
Others	1,506	1,911

Deferred tax liabilities	$1,563	$2,360

As of February 29, 2024, the Group had operating loss carry-forward of $1,068,474 from entities in the PRC to offset the future tax profit for five years, and the period was extended to ten years for entities which qualified as HNTE in calendar year 2018 and thereafter. The Company operates its business through its subsidiaries, its VIEs and VIEs’ subsidiaries and schools. The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs and their subsidiaries and schools may not be used to offset other subsidiaries’ or VIEs’ earnings within the Group. Valuation allowance is considered on each individual subsidiary and VIE basis. Valuation allowance of $601,843 and $553,596 was recorded as of February 28, 2023 and February 29, 2024, respectively, in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

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

FOR THE YEARS ENDED FEBRUARY 28, 2022, 2023 AND FEBRUARY 29, 2024

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

13.         INCOME TAXES – continued

PRC - continued

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements for the years ended February 28, 2022, 2023 and February 29, 2024. The Group did not incur any significant interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future years.

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

Reconciliation between the provision for income taxes computed by applying the PRC EIT rates of 25% in fiscal years 2022, 2023 and 2024 to income before provision for income tax and the actual provision for income tax was as follows:

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29,
	2022	2023	2024
(Loss) / income before provision for income tax	$(778,130)	$(109,719)	$17,483
PRC statutory income tax rate	25%	25%	25%

Income tax at statutory income tax rate	(194,533)	(27,430)	4,371
Effect of non-deductible expenses and loss and super deduction expenses	108,961	(10,200)	5,669
Effect of income tax exemptions and preferential tax rates	(68,090)	(47,062)	(700)
Effect of income tax rate difference in other jurisdictions	97,306	75,598	(70)
Change in valuation allowance	453,348	29,105	6,109

Income tax expense	$396,992	$20,011	$15,379

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2022, 2023 AND FEBRUARY 29, 2024

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

13.         INCOME TAXES – continued

PRC - continued

If Yidu Huida, TAL Beijing, Beijing Xintang Sichuang, Yinghe Youshi, Lebai Information and Yizhen Xuesi did not enjoy income tax exemptions and preferential tax rates for the year ended February 28, 2022 and if TAL Beijing and Beijing Xintang Sichuang did not enjoy income tax exemptions and preferential tax rates for the year ended February 28, 2023 and if TAL Beijing, Beijing Xintang Sichuang and Yizhen Xuesi did not enjoy income tax exemptions and preferential tax rates for the year ended February 29, 2024, the increase in income tax expenses and the net loss per share amounts would be as follows:

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29,
	2022	2023	2024
Increase in income tax expenses	$68,090	$47,062	$700
Net loss per common share-basic	$(5.61)	$(0.86)	$(0.02)
Net loss per common share-diluted	$(5.61)	$(0.86)	$(0.02)

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

The Chinese tax authorities clarified that distributions made out of earnings prior to but distributed after January 1, 2008 will not be subject to withholding tax. The aggregate undistributed earnings of the Company’s subsidiaries, VIEs and VIEs’ subsidiaries and schools located in the PRC that are available for distribution are $2,776,339 and $2,740,513 as of February 28, 2023 and February 29, 2024, respectively. Upon distribution of such earnings, the Company will be subject to PRC taxes, the amount of which is impractical to estimate. The Company did not record any withholding tax on any of the aforementioned undistributed earnings because it intends to permanently reinvest all earnings in China and the aforementioned subsidiaries do not intend to declare dividends to the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2022, 2023 AND FEBRUARY 29, 2024

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

During the years ended February 28, 2022, 2023 and February 29, 2024, 17,785,600,nil and nil Class B common shares were converted into 17,785,600, nil and nil Class A common shares, respectively.

During the years ended February 28, 2022, 2023 and February 29, 2024, 2,455,216, 2,310,009 and 2,315,735 Class A common shares were issued in connection with vested shares, representing 7,365,648, 6,930,027 and 6,947,206 ADSs, respectively.

During the years ended February 28, 2022, 2023 and February 29, 2024, 56,296, 26,092 and 133,385 Class A common shares were issued upon exercise of share options, representing 168,888, 78,276 and 400,156 ADSs, respectively.

During the year ended February 29, 2024, 27,680 Class A common shares were issued as consideration for the purchase of intangible assets.

On April 19, 2021, the Company authorized the repurchase of up to $1.0 billion of Class A common shares over the following 12 months. During the year ended February 28, 2022, the Company repurchased 1,506,667 Class A common shares at an aggregate consideration of $196,277. Such common shares were cancelled upon the completion of the transaction.

On April 28, 2022, the Company’s board of directors authorized to extend its share repurchase program launched in April 2021 by 12 months. Pursuant to the extended share repurchase program, the Company may repurchase up to $803.7 million of its common shares through April 30, 2023 in accordance with applicable rules and regulations. During the year ended February 28, 2023, the Company repurchased 5,959,339 Class A common shares at an aggregate consideration of $66,368. As of February 29, 2024, the repurchased shares were cancelled upon the completion of the transaction.

On April 26, 2023, the Company’s board of directors authorized to extend its share repurchase program launched in April 2021 by 12 months. Pursuant to the extended share repurchase program, the Company may repurchase up to approximately $737.4 million of its common shares through April 30, 2024. During the year ended February 29, 2024, the Company repurchased 13,385,764 Class A common shares at an aggregate consideration of $233,557. As of February 29, 2024, the repurchased shares were cancelled upon the completion of the transaction.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2022, 2023 AND FEBRUARY 29, 2024

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

15.         NET LOSS PER SHARE

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29,
	2022	2023	2024
Numerator:
Net loss attributable to TAL Education Group’s shareholders	$(1,136,115)	$(135,612)	$(3,573)

Numerator used for calculation of diluted net loss per share	$(1,136,115)	$(135,612)	$(3,573)

Denominator:
Weighted average shares outstanding
Basic	214,825,470	212,575,277	203,304,744

Denominator for diluted net loss per share (i)	214,825,470	212,575,277	203,304,744

Net loss per common share attributable to TAL Education Group’s shareholders-basic (ii)	$(5.29)	$(0.64)	$(0.02)
Net loss per common share attributable to TAL Education Group’s shareholders-diluted	$(5.29)	$(0.64)	$(0.02)
(i)	For the years ended February 28, 2022, 2023 and February 29, 2024, 9,060,041, 8,805,748 and 7,171,273 potential shares outstanding due to non-vested shares and share options were excluded from the calculation due to their anti-dilutive effect resulted from net loss reported in fiscal year 2022, 2023 and 2024, respectively.
(ii)	The Company’s common shares are divided into Class A and Class B common shares. Holders of Class A and Class B common shares have the same dividend rights. Therefore, the Company does not present net loss per share for each separate class.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2022, 2023 AND FEBRUARY 29, 2024

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

16.         RELATED PARTY TRANSACTIONS

The Group had the following balances and transactions with related parties:

Balances:

	As of	As of
	February 28,	February 29,
	2023	2024
Amounts due from related parties-current (i)	$423	$343
Amounts due from related parties-non-current (i)	$—	$59
Amounts due to related parties-current (ii)	$100	$96

Transactions:

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29,
	2022	2023	2024
Services fees	$2,948	$299	$207
Other revenue	$1,295	$339	$488
Purchase of equipment	$581	$—	$—
(i)	The amounts due from related parties represent loans and prepayments to certain investees for service fees.

In fiscal years 2022, 2023 and 2024, the Group recorded $2,135, $293 and $61 impairment loss on the amounts due from related parties.

(ii)	The amounts due to related parties primarily related to service fees payable to related parties.

17.         COMMITMENTS AND CONTINGENCIES

Capital commitment

Capital commitment for construction of property and purchase of property, plant and equipment were $138,338 as of February 29, 2024, a substantial majority of which were for the construction projects in Beijing and Jiangsu. The amount within one year for the capital commitment was $60,636 and $77,702 thereafter.

Lease property management fee commitment

Future minimum payments under non-cancelable agreements for property management fees as of February 29, 2024 were as follows:

Fiscal year ending
February 2025	$5,748
February 2026	4,885
February 2027	4,039
February 2028	2,914
February 2029	2,248
Thereafter	2,422

Total	$22,256

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2022, 2023 AND FEBRUARY 29, 2024

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

17.         COMMITMENTS AND CONTINGENCIES - continued

Investment commitment

The Group is obligated to pay $3,587 for several long-term investments under various arrangements as of February 29, 2024 with payment due within one year.

Contingencies

The Group is required to obtain and maintain various licenses and permits and fulfill registration and filing requirements in order to operate the current business, but the Group cannot reasonably estimate the contingent liability in relation to the licenses and permits that are in the process. Therefore, no liabilities were recorded as of February 29, 2024.

On February 4, 2022, a complaint of purported securities class action was filed against the Company and certain of its current and former executives in the U.S. District Court for the Southern District of New York (the “2022 Class Action”). The complaint alleges that the Company made misrepresentations and misleading disclosures between April 26, 2018 and July 22, 2021 about Chinese laws governing the tutoring industry and the Company’s compliance with them. On April 7, 2022, the Court endorsed an application the Company filed to stay its obligation to respond to the Initial Complaint until after the Court appoints a lead plaintiff. On October 12, 2022, the Court appointed two co-lead plaintiffs. On October 19, 2022, the co-lead plaintiffs filed an amended complaint. On February 10, 2023, the company filed a motion to dismiss the amended complaint. On March 27, 2023, the lead plaintiff filed an opposition to the company’s motion to dismiss. On April 26, 2023, the Company filed a reply to the lead plaintiff’s opposition. On October 2, 2023, the Court granted the Company’s motion to dismiss in its entirety and dismissed the amended complaint in its entirety without prejudice. After requesting for and obtaining an extension from the Court, the lead plaintiff filed a second amended complaint on November 20, 2023. The Company filed a motion to dismiss the second amended complaint on January 19, 2024. On February 15, 2024, the lead plaintiff filed the opposition to the Company’s motion to dismiss. On March 15, 2024, the Company filed its reply to lead plaintiff’s opposition. The Court has not yet ruled on the motion to dismiss.

Separately, on March 29, 2023, a complaint of putative securities class action was filed against the Company and an executive in the U.S. District Court for the District of New Jersey (the “2023 Class Action”). The complaint alleges that the Company made misrepresentations and misleading disclosures between June 14, 2022 and March 14, 2023 about its compliance with Chinese laws and regulations. On August 17, 2023, the Court appointed a lead plaintiff. On October 16, 2023, the lead plaintiff filed an amended complaint, which named the Company and several executives as co-defendants. On December 15, 2023, the Company and the other defendants filed a joint motion to dismiss the amended complaint. On February 13, 2024, the lead plaintiff filed the opposition to the defendants’ motion to dismiss. On March 29, 2024, the Company and other defendants filed a reply to the lead plaintiff’s opposition. The Court has not yet ruled on the motion to dismiss.

As the lawsuits related to the 2022 Class Action and 2023 Class Action are in its preliminary status, the amount of potential loss, if any, associated with the resolution of such lawsuit, cannot be reasonably estimated at this time. As a result, the Company did not record any liabilities pertaining to the class action lawsuit.

18.         SEGMENT INFORMATION

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

FOR THE YEARS ENDED FEBRUARY 28, 2022, 2023 AND FEBRUARY 29, 2024

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

19.         MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. Total provisions for such employee benefits were $323,292, $99,349 and $108,756 for the years ended February 28, 2022, 2023 and February 29, 2024, respectively.

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

The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital of the entities. For the years ended February 28, 2023 and February 29, 2024, the Group reversed $802 and made apportions of $256 to the statutory surplus reserve, respectively, and made apportions of $6,793 and $4,529 to the development fund, respectively.

As a result of these PRC laws and regulations and the requirement that distribution by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserve of the Company’s PRC subsidiaries, the VIEs and VIEs’ subsidiaries and schools. As of February 28, 2023 and February 29, 2024, paid-in capital balance of such entities was $694,817, and $691,968, respectively, and statutory reserve balance was $160,353 and $165,138, respectively. The total of restricted net assets as of February 28, 2023 and February 29, 2024 was therefore $855,170 and $857,106, respectively.

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

FOR THE YEARS ENDED FEBRUARY 28, 2022, 2023 AND FEBRUARY 29, 2024

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

21.         SHARE-BASED COMPENSATION – continued

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

During the year ended February 29, 2024, the Company granted 1,630,334 service-based non-vested shares to employees and directors which generally vest annual in equal batches over a period of 0 to 9 years.

The activities of non-vested shares granted with service condition were summarized as follows:

	Service Condition
	Number of	Weighted
	non-vested	average grant date
	shares	fair value
Outstanding as of February 28, 2023	7,602,341	36.29

Granted	1,630,334	27.71
Forfeited	752,426	29.29
Vested	2,244,653	38.23

Outstanding as of February 29, 2024	6,235,596	34.19

The Company recorded compensation expense of $125,596, $93,466 and $76,047 for the years ended February 28, 2022, 2023 and February 29, 2024 related to service-based non-vested shares, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2022, 2023 AND FEBRUARY 29, 2024

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

21.         SHARE-BASED COMPENSATION – continued

Non-vested shares – service condition - continued

As of February 29, 2024, the unrecognized compensation expense related to the service-based non-vested share awards amounted to $139,597, which is expected to be recognized over a weighted-average period of 3.5 years. The total fair value of service-based non-vested shares that vested during the years ended February 28, 2022, 2023 and February 29, 2024 was $145,265, $114,050 and $85,813, respectively.

Non-vested shares – performance condition

During the year ended February 29, 2024, the Company granted 5,765 performance-based non-vested shares to employees which generally vest annual in equal batches over a period within a year. The vesting of awards is subject to the satisfaction of both a service and performance condition based on individual performance evaluations.

The activities of non-vested shares granted with performance condition were summarized as follows:

	Performance Condition
	Number of	Weighted
	non-vested	average grant date
	shares	fair value
Outstanding as of February 28, 2023	183,413	168.50

Granted	5,765	210.41
Forfeited	11,218	164.44
Vested	71,082	175.45

Outstanding as of February 29, 2024	106,878	166.57

The Company recorded compensation expense related to performance-based non-vested shares of $45,147, $11,608 and $10,333 for the years ended February 28, 2022, 2023 and February 29, 2024, respectively.

As of February 29, 2024, the unrecognized compensation expense related to the performance-based non-vested share awards amounted to $12,801, which is expected to be recognized over a weighted-average period of 2.7 years.

The total fair value of performance-based non-vested share that vested was $65,961, $20,157 and $12,471 for the years ended February 28, 2022, 2023 and February 29, 2024, respectively.

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

FOR THE YEARS ENDED FEBRUARY 28, 2022, 2023 AND FEBRUARY 29, 2024

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

21.         SHARE-BASED COMPENSATION – continued

Share options - continued

During the year ended February 28, 2023, the Company granted 579,661 share options to employees at exercise prices ranging from $0.03 to $18.32. These share options vest annually in equal batches over a period from 3 to 5 years.

During the year ended February 29, 2024, no share option was granted to employees.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants during the applicable periods:

	For the year ended	For the year ended
	February 28,	February 28,
	2022	2023
Risk-free interest rate(1)	0.96%-1.06%	2.80%-2.88%
Expected life (years)(2)	6.00-6.50	6.13-6.57
Expected dividend yield(3)	0%	0%
Volatility(4)	37.4%‑58.3%	64.8%-68.4%
Fair value of options at grant date per share	$4.02 to $74.82	$7.98 to $8.83
(1)	Risk-free interest rate

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

The volatility assumption was estimated based on historical volatility of the Company’s share price applying the guidance provided by ASC 718 Stock Compensation.

(5)	No options were granted during the year ended February 29, 2024.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2022, 2023 AND FEBRUARY 29, 2024

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

21.         SHARE-BASED COMPENSATION – continued

Share options - continued

The activities of share options for the year ended February 29, 2024 were as follows:

		Weighted	Weighted	Aggregate
		average	average remaining	intrinsic
	Number	exercise price	contractual	value
Share options	of shares	(US$)	life (Years)	(US$)
Outstanding as of February 28, 2023	1,019,994	9.88	7.67	14,898

Exercised	133,385	3.48	—	—
Forfeited	57,810	36.16	—	—

Outstanding as of February 29, 2024	828,799	9.03	6.70	30,047

Vested and expected to vest as of February 29, 2024	828,799	9.03	6.70	30,047
Exercisable as of February 29, 2024	368,767	18.15	5.04	10,512

The Company recorded compensation expense of $4,089, $3,497 and $2,518 for the years ended February 28, 2022,2023 and February 29, 2024 related to share options, respectively.

Total intrinsic value of options exercised for the years ended February 28, 2022,2023 and February 29, 2024 was $6,034, $242 and $4,021, respectively. The total fair value of options vested during the years ended February 28, 2022,2023 and February 29, 2024 was $4,029, $2,490 and $2,227, respectively.

As of February 29, 2024, there was $4,416 unrecognized share-based compensation expense related to share options, which is expected to be recognized over a weighted-average vesting period of 2.8 years.

The total compensation expense is recognized on a straight-line basis over the respective vesting periods. The Group recorded the related compensation expense of $174,832, $108,571 and $88,898 for the years ended February 28, 2022, 2023 and February 29, 2024, respectively.

Table below shows the summary of share-based compensation expense:

	For the year ended	For the year ended	For the year ended
	February 28,	February 28,	February 29,
	2022	2023	2024
Cost of revenues	$1,134	$11,319	$9,615
Selling and marketing expenses	53,850	30,662	24,625
General and administrative expenses	119,848	66,590	54,658

Total	$174,832	$108,571	$88,898

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2022, 2023 AND FEBRUARY 29, 2024

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

21.         SHARE-BASED COMPENSATION – continued

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

22.         SUBSEQUENT EVENT

In April 2024, the Company’s board of directors authorized to extend its share repurchase program launched in April 2021 by another 12 months. Pursuant to the extended share repurchase program, the Company may repurchase up to approximately $503.8 million of its common shares through April 30, 2025.