Form 20-F
period 2025-02-28
TAL Education Group
filed 2025-06-16
CIK 1499620

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2025.

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

TAL Building No.1

Courtyard No. 9, Qixin Middle Street, Changping District

Beijing 102200

People’s Republic of China

(Address of principal executive offices)

Alex Zhuangzhuang Peng, Chief Financial Officer

Telephone: +86-10-5292-6669

Email: ir@tal.com

TAL Building No.1

Courtyard No. 9, Qixin Middle Street, Changping District

Beijing 102200

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

As of February 28, 2025, 153,618,971 Class A common shares, par value $0.001 per share, and 49,153,604 Class B common shares, par value $0.001 per share, were outstanding.

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

INTRODUCTION

In this annual report, except where the context otherwise requires, unless otherwise indicated and for purposes of this annual report only:

●	“ADSs” refers to our American depositary shares, each three of which represent one Class A common share;
●	“AI” refers to artificial intelligence;
●	“China” or “PRC” refers to the People’s Republic of China, and only in the context of describing PRC laws, regulations and other legal or tax matters in this annual report, excludes Taiwan, Hong Kong and Macau;
●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;
●	“K-12” refers to the year before the first grade through the last year of high school;
●	“K-9 Academic AST Services” refers to after-school tutoring services on academic subjects offered to students from kindergarten through grade nine;
●	“RMB” or “Renminbi” refers to the lawful currency of China;
●	“shares” or “common shares” refers to our Class A and Class B common shares, par value $0.001 per share;
●	“$,” “US$” or “U.S. dollars” refers to the lawful currency of the United States;
●	“U.S. GAAP” refers to generally accepted accounting principles in the United States;
●	“VIEs” refers to variable interest entities including, among others, Beijing Xueersi Network Technology Co., Ltd., or Xueersi Network, Beijing Xueersi Education Technology Co., Ltd., or Xueersi Education, Xinxin Xiangrong Education Technology (Beijing) Co., Ltd. (previously known as Beijing Dididaojia Education Technology Co., Ltd.), or Xinxin Beijing, and Xinxin Xiangrong Culture Development (Shenzhen) Co., Ltd., or Xinxin Shenzhen, all of which are domestic companies incorporated in the PRC in which we do not have equity interests but whose financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for an illustrative diagram of our corporate structure;
●	“VIE Subsidiaries” refers to the VIEs’ direct and indirect subsidiaries and schools;
●	“VIE Contractual Arrangements” refer to the series of contractual agreements, including exclusive business service agreements, call option agreements, equity pledge agreements, letter of undertaking or entrustment agreements, and power of attorney agreements entered into by and among our subsidiaries incorporated in the PRC, or PRC subsidiaries, the VIEs and their respective equity holders, and VIE Subsidiaries; and
●	“we,” “us,” “our company” and “our” refer to TAL Education Group, which is not a PRC operating company but a Cayman Islands holding company, and its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs and VIE Subsidiaries. We primarily conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements, and VIE Subsidiaries. This structure entails unique risks to investors. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Corporate Structure” for more details.

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenient translations from Renminbi to U.S. dollars in this annual report on Form 20-F were made at a rate of RMB7.2828 to $1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on February 28, 2025. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

Item 3.  Key Information

Our Holding Company Structure and VIE Contractual Arrangements

TAL Education Group is not a PRC operating company but a Cayman Islands holding company. We primarily conduct our operations in China through (i) our PRC subsidiaries, and (ii) the VIEs with which we have maintained contractual arrangements, and VIE Subsidiaries. The PRC laws and regulations impose foreign investment restrictions and license requirements on certain learning business and value-added telecommunication services. Therefore, we operate a substantial majority of such business in China through the VIEs and VIE Subsidiaries and rely on contractual arrangements among our PRC subsidiaries, the VIEs and their nominee equity holders, and VIE Subsidiaries, or VIE Contractual Arrangements, to control the business operations of the VIEs and VIE Subsidiaries. Accordingly, we are considered the primary beneficiary of these entities, whose financial results are consolidated in TAL Education Group’s consolidated financial statements under the U.S. GAAP for accounting purposes. Net revenues contributed by the VIEs and VIE Subsidiaries accounted for 84.9%, 82.6% and 81.5% of our net revenues in the fiscal years ended February 28, 2023, February 29, 2024 and February 28, 2025, respectively. As used in this annual report, “we,” “us,” “our company,” and “our” refers to TAL Education Group, a Cayman Islands company, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs and VIE Subsidiaries. As of the date of this annual report, all of the VIEs and VIE Subsidiaries are domestic companies incorporated in the PRC in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on the VIE Contractual Arrangements in accordance with U.S. GAAP. Investors of our ADSs are not purchasing the equity interest in the VIEs or VIE Subsidiaries in China, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands, and may never hold equity interests in the VIEs or VIE Subsidiaries.

The VIE Contractual Arrangements include:

(i) exclusive business service agreements, pursuant to which Beijing Century TAL Education Technology Co., Ltd., or TAL Beijing, or its designated affiliates have the exclusive right to provide the VIEs comprehensive intellectual property licensing and various technical and business support services and relevant VIEs agreed to pay service fees annually or regularly to TAL Beijing or its designated affiliates and adjust the service fee rates from time to time at TAL Beijing’s discretion, and TAL Beijing or its designated affiliates is entitled to charge the VIEs and VIE Subsidiaries service fees regularly;

(ii) call option agreements, pursuant to which the respective equity holders of the VIEs unconditionally and irrevocably granted TAL Beijing or its designated party an exclusive option to purchase from the equity holders part or all of the equity interests or the assets in the respective VIEs for the minimum amount of consideration permitted by the applicable PRC laws and regulations under the circumstances where TAL Beijing or its designated party is permitted under PRC laws and regulations to own all or part of the equity interests or the assets of the respective VIEs or where we otherwise deem it necessary or appropriate to exercise the option, and TAL Beijing has sole discretion to decide when to exercise the option, and whether to exercise the option in part or in full;

(iii) equity pledge agreements, as supplemented, pursuant to which the respective equity holders of the VIEs unconditionally and irrevocably pledged all of their equity interests in the respective VIEs to TAL Beijing to guarantee performance of the obligations of the respective VIEs and VIE Subsidiaries under the technology support and service agreements with TAL Beijing;

(iv) letter of undertaking or entrustment agreements, pursuant to which all equity holders of the VIEs covenanted with and undertook to TAL Beijing that, if, as the respective equity holders of the VIEs, such equity holders receive any dividends, interests, other distributions or remnant assets upon liquidation from the respective VIEs, such equity holders shall, to the extent permitted by applicable laws, regulations and legal procedures, remit all such income after payment of any applicable tax and other expenses required by laws and regulations to TAL Beijing without any compensation therefore; and

(v) power of attorney agreements, pursuant to which each of the equity holders of the VIEs has executed an irrevocable power of attorney appointed TAL Beijing, or any person designated by TAL Beijing as their attorney-in-fact to vote on their behalf on matters of the respective VIEs requiring shareholder approval, and TAL Beijing has the ability to exercise effective control over each of the VIEs respectively through shareholder votes and, through such votes, to also control the composition of the board of directors.

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

The following diagram sets out details of our significant subsidiaries, VIEs and VIE Subsidiaries as of February 28, 2025.

TAL Education Group
(Cayman Islands)
100%
TAL Holding Limited
(Hong Kong)
Offshore
Onshore
100%
100%
100%
Pengxin TAL Industrial Investment (Shanghai) Co., Ltd.
Beijing Century TAL Education Technology Co., Ltd.
Beijing Xintang Sichuang Education Technology Co., Ltd.
Sponsorship interest
100%
schools
100% or Majority
subsidiaries
Bangxin Zhang (1) 56.5%
Yundong Cao 26.0%
Yachao Liu (2) 10.0%
Yunfeng Bai 7.5%
Beijing Keletang Technology Co., Ltd.
100%
100%
100%
100%
Beijing Xueersi Education Technology Co., Ltd.
Beijing Xueersi Network Technology Co., Ltd.
Xinxin Xiangrong Education Technology (Beijing) Co., Ltd.
Xinxin Xiangrong Culture Development (Shenzhen) Co., Ltd.
Sponsorship interest (3)
100% Sponsorship interest
Sponsorship interest 100%
100% Sponsorship interest
schools
schools
schools
schools
100% or Majority
100% or Majority
100% or Majority
100% or Majority
subsidiaries
subsidiaries
subsidiaries
subsidiaries
Equity interest
Contractual arrangement

(1)	Mr. Bangxin Zhang is our chairman and chief executive officer who owned 27.3% of the common shares and 73.0% of the voting power of TAL Education Group as of April 30, 2025.

(2)	Mr. Yachao Liu is our director and chief operating officer who owned 4.2% of the common shares and 5.4% of the voting power of TAL Education Group as of April 30, 2025.
(3)	Among these schools, certain schools’ majority ownership are directly or indirectly held by Xueersi Education, and the remaining minority ownership are directly or indirectly held by Xueersi Network. For the other schools, Xueersi Education holds 100% ownership.

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC, of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in the mainland of China and Hong Kong, including our auditor. In July 2022, the SEC conclusively listed us as a “covered issuer,” or SEC-Identified Issuer, under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended February 28, 2022. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed the mainland of China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as an SEC-Identified Issuer under the HFCAA after we filed our annual reports on Form 20-F for the fiscal years ended February 28, 2023 and February 29, 2024. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in the mainland of China and Hong Kong,and we do not expect to be identified so after we file this annual report on Form 20-F.

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

Permissions Required from the PRC Government Authorities for Our Operations

We primarily conduct our business through our subsidiaries and the VIEs and VIE Subsidiaries in China. Our operations in China are governed by the PRC laws and regulations. As of the date of this annual report, other than disclosed in “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are required to obtain various operating licenses and permits and to make registrations and filings for our current business in China; failure to comply with these requirements may materially and adversely affect our business and results of operations”, “—Risks Related to Doing Business in China—If we fail to obtain and maintain licenses, permits or approvals or to complete registrations and filings required under the evolving regulatory regime for online learning in China, our business, financial condition and results of operations may be materially and adversely affected,” “—Risks Related to Doing Business in China—Failure to comply with various evolving laws and regulations regarding cybersecurity and data privacy could subject us to penalties, damage our reputation and brand, and harm our business and results of operations,” and “—Risks Related to Doing Business in China—Our introduction and use of AI may not be successful and may present business, compliance, and reputational challenges which could lead to operational or reputational damage, competitive harm, legal and regulatory risk, and additional costs, any of which could materially and adversely affect our business, financial condition, and results of operations,” based on the advice of our PRC counsel, we believe our PRC subsidiaries and the VIEs and VIE Subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are necessary for their material business operations in China, including, among others, the private school operating permit, license for internet information services, or ICP license, the License for the Production and Operation of Radio and Television Program, the Permit for Operating Publications Business and the security assessment and algorithm filing related to generative AI services.

Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings, or approvals for our business operations.

Furthermore, in connection with our issuance of securities to foreign investors in the past, under current PRC laws, regulations, and rules, as of the date of this annual report, we, our PRC subsidiaries, and the VIEs and VIE Subsidiaries (i) have not been required to obtain permissions from or complete filings with the China Securities Regulatory Commission, or the CSRC, (ii) have not been required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or have not been denied such requisite permissions by the CSRC or the CAC. Our PRC counsel has consulted the relevant government authorities, which acknowledged that, under the currently effective PRC laws and regulations, a company already listed in a foreign stock exchange before promulgation of the latest Cybersecurity Review Measures is not required to go through a cybersecurity review by the CAC to conduct a securities offering or maintain its listing status on the foreign stock exchange on which its securities have been listed. Therefore, we believe that under the currently effective PRC laws and regulations, we are not required to go through a cybersecurity review by the CAC for conducting a securities offering or maintain our listing status on the New York Stock Exchange, or NYSE. In addition, on February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, effective in March 2023, with two more supporting guidelines published thereafter and went effective successively in May 2023 and May 2024. Pursuant to the Overseas Listing Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. Pursuant to the press conference held by CSRC for the release of the Overseas Listing Trial Measures and the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, domestic companies that have been listed on a foreign stock exchange prior to the effective date of the Overseas Listing Trial Measures are not required to complete filing with the CSRC to maintain their listing status on the foreign stock exchange, but are required to file with the CSRC within three working days after such domestic companies complete a securities offering on the foreign stock exchange on which their securities have been listed. Since the Overseas Listing Trial Measures were recently promulgated, there are substantial uncertainties as to its interpretation, application and enforcement. If the filing procedure with the CSRC under the Overseas Listing Trial Measures is required for any future offerings, listing or any other capital raising activities by us, it is uncertain whether we could complete the filing procedure in a timely manner, or at all. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC laws, and, if required, we cannot predict whether or for how long we will be able to obtain such approvals or complete such filings.”

The PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers like us and published a series of new rules and regulations in this regard. Since these laws, regulations and rules are recently issued, there are substantial uncertainties as to the interpretation, application and enforcement of such laws, regulations and rules. If we had inadvertently concluded that such approvals were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approvals in the future, we may be unable to obtain such necessary approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.”

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

For the years ended February 28, 2023, February 29, 2024 and February 28, 2025, TAL Education Group, through its intermediate holding companies, provided capital contributions of nil, nil and $1.4 million to its subsidiaries in China, respectively. There was no cash provided from TAL Education Group to other members in the Multinational Enterprise Group for the years ended February 28, 2023, February 29, 2024 and February 28, 2025. For the years ended February 28, 2023, February 29, 2024 and February 28, 2025, other members in the Multinational Enterprise Group repaid nil, nil and $255.4 million to TAL Education Group.

(ii) Our subsidiaries, including our PRC subsidiaries, could declare dividends or other distributions to their shareholders and eventually to TAL Education Group. As of the date of this annual report, no dividends or distributions have been made to TAL Education Group by our PRC subsidiaries or other subsidiaries. Our PRC subsidiaries are permitted to pay dividends to their shareholders and eventually to TAL Education Group only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Such payment of dividends by entities registered in China is subject to limitations, which could result in limitations on the availability of cash to fund dividends or make distributions to shareholders of our securities. The amount of dividends paid by our PRC subsidiaries to us primarily depends on the service fees paid to our PRC subsidiaries from the VIEs and VIE Subsidiaries, and, to a lesser degree, our PRC subsidiaries’ retained earnings. For any amounts owed by the VIEs and VIE Subsidiaries to our PRC subsidiaries under the VIE Contractual Arrangements, unless otherwise required by the PRC tax authorities, we are able to have such amounts settled without limitations under the currently effective PRC laws and regulations, provided that the VIEs and VIE Subsidiaries have sufficient funds to do so and that the VIEs and VIE Subsidiaries, if they are in the form of non-enterprise institution, follow the principles of openness, fairness and impartiality, set prices reasonably and establish appropriate decision-making processes, and do not damage the interests of the state, the non-enterprise institution, teachers or students when conducting such transactions. In the fiscal years ended February 28, 2023, February 29, 2024 and February 28, 2025, our relevant PRC subsidiaries collectively charged $96.2 million, $201.1 million and $345.8 million in service fees, respectively, to the VIEs and VIE Subsidiaries. The VIEs and VIE Subsidiaries collectively paid $316.1 million, $196.4 million and $170.1 million in service fees to relevant PRC subsidiaries in the fiscal years ended February 28, 2023, February 29, 2024 and February 28, 2025, respectively. As of February 28, 2023, February 29, 2024 and February 28, 2025, the balance of the amount payable for the service fees was $532.3 million, $537.0 million and $712.7 million, respectively. The VIEs and VIE Subsidiaries provided net funds to relevant PRC subsidiaries of $108.5 million in the fiscal year ended February 28, 2023, collected net proceeds from relevant PRC subsidiaries of $31.1 million in the fiscal year ended February 29, 2024 and provided net funds to relevant PRC subsidiaries of $375.7 million in the fiscal year ended February 28, 2025.

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

Selected Condensed Consolidated Statements of Operations Information

	For the Year Ended February 28, 2025
			VIEs and
			VIE			Consolidated
	The Company	WFOEs(1)	Subsidiaries	Others	Eliminations	Total

	US$
	(In thousands)
Third-party net revenues	—	336,709	1,834,109	79,415	—	2,250,233
Inter-company revenues	—	534,960	59,039	10,278	(604,277)	—
Total costs and operating expenses	(41,821)	(787,563)	(1,945,232)	(87,810)	604,806	(2,257,620)
Income/(loss) from government subsidies and non-operations	114,928	10,290	14,005	(144)	419	139,498
Income/(loss) from subsidiaries and VIEs	18,979	(62,933)	—	17,298	26,656	—
Income/(loss) before income tax and loss from equity method investments	92,086	31,463	(38,079)	19,037	27,604	132,111
Less: income tax expenses	(1,965)	(14,139)	(21,139)	(1,077)	—	(38,320)
Loss from equity method investments	(5,530)	—	(4,001)	—	—	(9,531)
Net income	84,591	17,324	(63,219)	17,960	27,604	84,260

	For the Year Ended February 29, 2024
			VIEs and
			VIE			Consolidated
	The Company	WFOEs(1)	Subsidiaries	Others	Eliminations	Total

	US$
	(In thousands)
Third-party net revenues	—	197,856	1,230,855	61,729	—	1,490,440
Inter-company revenues	—	324,271	51,595	3,413	(379,279)	—
Total costs and operating expenses	(60,915)	(542,655)	(1,277,759)	(73,382)	378,597	(1,576,114)
Income from government subsidies and non-operations	63,764	17,698	7,293	26,531	(12,129)	103,157
Income/(loss) from subsidiaries and VIEs	3,357	3,771	—	(1,650)	(5,478)	—
Income before income tax and (loss)/income from equity method investments	6,206	941	11,984	16,641	(18,289)	17,483
Less: income tax expenses	(1,852)	(2,632)	(10,390)	(505)	—	(15,379)
(Loss)/income from equity method investments	(7,927)	—	1,685	—	—	(6,242)
Net (loss)/income	(3,573)	(1,691)	3,279	16,136	(18,289)	(4,138)

	For the Year Ended February 28, 2023
			VIEs and
			VIE			Consolidated
	The Company	WFOEs(1)	Subsidiaries	Others	Eliminations	Total

	US$
	(In thousands)
Third-party net revenues	—	112,260	865,846	41,666	—	1,019,772
Inter-company revenues	—	107,282	30,204	428	(137,914)	—
Total costs and operating expenses	(117,005)	(297,313)	(782,753)	(50,217)	114,103	(1,133,185)
(Loss)/income from government subsidies and non-operations	(138,504)	81,786	63,419	(24,620)	21,613	3,694
Income from subsidiaries and VIEs	123,668	153,225	—	158,557	(435,450)	—
(Loss)/income before income tax and income/(loss) from equity method investments	(131,841)	157,240	176,716	125,814	(437,648)	(109,719)
Less: income tax (expenses)/benefits	(1,796)	1,318	(19,630)	(246)	343	(20,011)
Loss from equity method investments	(1,975)	—	(273)	—	—	(2,248)
Net (loss)/income	(135,612)	158,558	156,813	125,568	(437,305)	(131,978)

Selected Condensed Consolidated Balance Sheets Information

	As of February 28, 2025
			VIEs and
	The		VIE			Consolidated
	Company	WFOEs(1)	Subsidiaries	Others	Eliminations	Total

	US$
	(In thousands)
Assets
Cash and cash equivalents	1,036,364	144,865	513,971	76,060	—	1,771,260
Amount due from Group companies	217,141	2,777,652	567,621	28,028	(3,590,442)	—
Other current assets	1,518,504	486,515	343,250	7,656	(265)	2,355,660
Total current assets	2,772,009	3,409,032	1,424,842	111,744	(3,590,707)	4,126,920
Investment in subsidiaries and VIEs	1,009,495	—	—	1,126,702	(2,136,197)	—
Property and equipment, net	—	73,230	404,331	2,068	(7,263)	472,366
Other non-current assets	164,203	93,406	596,552	49,620	—	903,781
Total assets	3,945,707	3,575,668	2,425,725	1,290,134	(5,734,167)	5,503,067
Liabilities
Deferred revenue-current	—	75,613	531,655	17,004	—	624,272
Amount due to Group companies	178,397	567,172	2,608,709	237,396	(3,591,674)	—
Other current liabilities	743	174,690	629,886	11,754	—	817,073
Total current liabilities	179,140	817,475	3,770,250	266,154	(3,591,674)	1,441,345
Deficits of investment in subsidiaries and VIEs	—	1,538,634	—	—	(1,538,634)	—
Other non-current liabilities	—	92,842	193,381	9,101	—	295,324
Total liabilities	179,140	2,448,951	3,963,631	275,255	(5,130,308)	1,736,669
Total equity	3,766,567	1,126,717	(1,537,906)	1,014,879	(603,859)	3,766,398
Total liabilities and equity	3,945,707	3,575,668	2,425,725	1,290,134	(5,734,167)	5,503,067

	As of February 29, 2024
			VIEs and
			VIE			Consolidated
	The Company	WFOEs(1)	Subsidiaries	Others	Eliminations	Total

	US$
	(In thousands)
Assets
Cash and cash equivalents	1,318,870	315,155	524,271	50,460	—	2,208,756
Amount due from Group companies	338,795	2,649,515	401,958	19,251	(3,409,519)	—
Other current assets	944,222	230,230	312,149	3,817	—	1,490,418
Total current assets	2,601,887	3,194,900	1,238,378	73,528	(3,409,519)	3,699,174
Investment in subsidiaries and VIEs	977,442	—	—	1,114,662	(2,092,104)	—
Property and equipment, net	—	64,161	347,032	1,475	(7,349)	405,319
Other non-current assets	126,360	23,389	611,982	61,725	—	823,456
Total assets	3,705,689	3,282,450	2,197,392	1,251,390	(5,508,972)	4,927,949
Liabilities
Deferred revenue-current	—	32,811	350,887	16,588	—	400,286
Amount due to Group companies	42,370	509,134	2,622,625	236,667	(3,410,796)	—
Other current liabilities	1,221	132,483	540,620	7,608	—	681,932
Total current liabilities	43,591	674,428	3,514,132	260,863	(3,410,796)	1,082,218
Deficits of investment in subsidiaries and VIEs	—	1,479,385	—	—	(1,479,385)	—
Other non-current liabilities	—	13,979	188,149	4,839	—	206,967
Total liabilities	43,591	2,167,792	3,702,281	265,702	(4,890,181)	1,289,185
Total equity	3,662,098	1,114,658	(1,504,889)	985,688	(618,791)	3,638,764
Total liabilities and equity	3,705,689	3,282,450	2,197,392	1,251,390	(5,508,972)	4,927,949

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended February 28, 2025
			VIEs and
	The		VIE			Consolidated
	Company	WFOEs(1)	Subsidiaries	Others	Eliminations	Total

	US$
	(In thousands)
Net cash provided by / (used in) operating activities	95,118	(71,919)	395,313	(20,589)	—	397,923
Loan and fund pool to entities within the Group	(88,388)	(6,859)	—	—	95,247	—
Repayment of loan to entities within the Group	328,669	382,259	—	—	(710,928)	—
Investment in entities within the Group	(16,721)	—	—	(1,409)	18,130	—
Other investing activities	(588,444)	(188,264)	(87,476)	17,156		(847,028)
Net cash (used in) / provided by investing activities	(364,884)	187,136	(87,476)	15,747	(597,551)	(847,028)
Net proceeds from loan and fund pool from entities within the Group	—	—	6,859	88,388	(95,247)	—
Repayment of loan and fund pool to entities within the Group	—	(255,396)	(382,259)	(73,273)	710,928	—
Proceeds from group capital contribution	—	1,409	—	16,721	(18,130)	—
Other financing activities	(12,740)	(154)	(273)	—	—	(13,167)
Net cash (used in) / provided by financing activities	(12,740)	(254,141)	(375,673)	31,836	597,551	(13,167)

	For the Year Ended February 29, 2024
			VIEs and
	The		VIE			Consolidated
	Company	WFOEs(1)	Subsidiaries	Others	Eliminations	Total

	US$
	(In thousands)
Net cash provided by / (used in) operating activities	78,285	(31,207)	264,755	(5,661)	—	306,172
Loan and fund pool to entities within the Group	—	(47,921)	—	—	47,921	—
Repayment of loan to entities within the Group	—	2,942	—	—	(2,942)	—
Investment in entities within the Group	(60,544)	—	—	—	60,544	—
Other investing activities	197,989	75,952	(137,073)	(41,800)	—	95,068
Net cash provided by / (used in) investing activities	137,445	30,973	(137,073)	(41,800)	105,523	95,068
Net proceeds from loan and fund pool from entities within the Group	—	—	34,028	13,893	(47,921)	—
Repayment of loan to entities within the Group	—	—	(2,941)	(1)	2,942	—
Proceeds from group capital contribution	—	—	—	60,544	(60,544)	—
Other financing activities	(233,095)	—	—	—	—	(233,095)
Net cash (used in) / provided by financing activities	(233,095)	—	31,087	74,436	(105,523)	(233,095)

	For the Year Ended February 28, 2023
			VIEs and
	The		VIE			Consolidated
	Company	WFOEs(1)	Subsidiaries	Others	Eliminations	Total

	US$
	(In thousands)
Net cash provided by / (used in) operating activities	14,674	40,908	(56,397)	8,173	—	7,358
Loan and fund pool to entities within the Group	(4,557)	(13,124)	(2,100)	—	19,781	—
Repayment of loan to entities within the Group	2,717	121,641	5	—	(124,363)	—
Investment in entities within the Group	(865)	—	—	—	865	—
Other investing activities	(24,024)	(201,092)	(76,209)	(301)	—	(301,626)
Net cash used in investing activities	(26,729)	(92,575)	(78,304)	(301)	(103,717)	(301,626)
Net proceeds from loan and fund pool from entities within the Group	2,100	—	13,124	4,557	(19,781)	—
Repayment of loan to entities within the Group	(3)	—	(121,635)	(2,725)	124,363	—
Proceeds from group capital contribution	—	—	—	865	(865)	—
Other financing activities	(66,184)	—	—	—	—	(66,184)
Net cash (used in) / provided by financing activities	(64,087)	—	(108,511)	2,697	103,717	(66,184)

Notes:

(1)	As used in this section, “WFOEs” include WFOEs that are the primary beneficiary of the VIEs, their designated affiliates, also being WFOEs, which charged service fees on the VIEs, VIE Subsidiaries and other PRC subsidiaries.

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

Risks Related to Our Business and Industry

●	If we are not able to develop new types of learning products or services under the recent regulatory policies in China to successfully attract prospective learners and customers in a timely or cost-effective manner or to continue to attract learners and customers to purchase our existing products or services, our business, results of operations and prospects will continue to be materially and adversely affected.
●	If we fail to successfully design and execute our growth strategies, our business and prospects may be materially and adversely affected.
●	If we are not able to maintain and enhance the value of our brands, our business and operating results may be harmed.
●	Uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the after-school tutoring industry.
●	We are required to obtain various operating licenses and permits and to make registrations and filings for our current business in China; failure to comply with these requirements may materially and adversely affect our business and results of operations.
●	We face significant competition, and if we fail to compete effectively, we may lose our market share or fail to gain additional market share, and our profitability may be adversely affected.
●	Our historical financial and operating results, growth rates and profitability may not be indicative of future performance.
●	We may not be able to recruit, train and retain qualified and dedicated teachers, who are critical to the success of our business and the effective delivery of our services to learners.
●	We are subject to risks related to global expansion.

Risks Related to Our Corporate Structure

●	TAL Education Group is not a PRC operating company but a Cayman Islands holding company with no equity ownership in the VIEs. We primarily conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements, and VIE Subsidiaries. Investors of our ADSs thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that the VIE Contractual Arrangements do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, the VIEs and VIE Subsidiaries, and the investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the VIE Contractual Arrangements and, consequently, significantly affect the financial performance of the VIEs, VIE Subsidiaries and our company as a group. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the agreements that establish the structure for operating our business in China are not in compliance with applicable PRC laws and regulations, we could be subject to severe penalties” for details.

●	We rely on the VIE Contractual Arrangements for our operations in China, which may not be as effective in providing operational control as direct ownership.
●	Any failure by the VIEs or their respective equity holders or VIE Subsidiaries to perform their obligations under the VIE Contractual Arrangements would have a material adverse effect on our business and financial condition.
●	The legal owners of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Risks Related to Doing Business in China

●	Uncertainties with respect to the PRC legal system could have a material adverse effect on us. Certain laws and regulations are relatively new and can change quickly with little advance notice. In addition, the interpretations of many laws, regulations and rules are not always consistent, and enforcement of these laws, regulations and rules involve uncertainties, which may limit the available legal protections. Furthermore, the PRC administrative and court authorities have significant discretion in interpreting and implementing or enforcing statutory rules and contractual terms, and it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we may enjoy in China than under some more developed legal systems. These uncertainties may affect our judgment on the relevance of legal requirements and our decisions on the measures and actions to be taken to fully comply therewith and may affect our ability to enforce our contractual or tort rights. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us” for details.
●	We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the operation of our business, and it may influence our operations at any time, which could result in a material adverse change in our operation and the value of our ADSs. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs” for details.
●	Failure to comply with various evolving laws and regulations regarding cybersecurity and data privacy could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.
●	The PRC government has recently indicated an intent to exert more oversight over overseas offerings by and foreign investment in China-based issuers like us. On February 17, 2023, the CSRC released the Overseas Listing Trial Measures, and five supporting guidelines, effective in March 2023, with two more supporting guidelines published thereafter and went effective successively in May 2023 and May 2024. Pursuant to the Overseas Listing Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. In addition, domestic companies that have been listed on a foreign stock exchange prior to the effective date of the Overseas Listing Trial Measures are required to file with the CSRC within three working days after such domestic companies complete a securities offering on the foreign stock exchange on which their securities have been listed. Since the Overseas Listing Trial Measures were newly promulgated, there are substantial uncertainties as to its interpretation, application and enforcement. If the filing procedure with the CSRC under the Overseas Listing Trial Measures is required for any future offerings, listings or any other capital raising activities by us, it is uncertain whether we could complete the filing procedure in a timely manner, or at all. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC laws, and, if required, we cannot predict whether or for how long we will be able to obtain such approvals or complete such filings” for details.

●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors of the benefits of such inspections.
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in the mainland of China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
●	We may rely on dividends paid by our subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. In particular, PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. PRC companies are also required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their statutory surplus reserves until the accumulative amount of such reserves reaches 50% of their registered capital. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries and the VIEs in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. To the extent cash or assets in our business are in the mainland of China or Hong Kong or a mainland of China or Hong Kong entity, such cash or assets may not be available to fund operations or for other use outside of China due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our PRC subsidiaries, or VIEs or VIE Subsidiaries by the PRC government to transfer cash or assets. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could limit our ability to pay dividends to holders of our ADSs and common shares” for details.

Risks Related to Our ADSs

●	The market price for our ADSs may be volatile.
●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change-of-control transactions that holders of our Class A common shares and ADSs may view as beneficial.
●	Our corporate actions are substantially controlled by our officers, directors and their affiliated entities.

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

We also engage in new initiatives from time to time to expand our offerings or market reach. We may have to dedicate significant resources to our new initiatives, which may require more financial and managerial resources than available. We have limited experience responding quickly to changes and competing successfully for certain of these new areas, and we may fail to achieve expected results from such new initiatives. Some of those new initiatives may be easily replicable by our competitors in a short timeframe, which may render our efforts less valuable. If such new initiatives are not well accepted by market, the reputation of our other offerings and our overall brand and reputation may be harmed. As a result, our overall business and results of operations may be materially and adversely affected. In addition, some of these new initiatives have not generated significant or any profit to date. There is also limited operating history on which you can base your evaluation of the business and prospects of these relatively more recent offerings. For example, although we had growth in the sales of certain new and existing products and services in recent fiscal years, we cannot assure you that we will be able to maintain such growth going forward.

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

The Alleviating Burden Opinion Regarding Compulsory Education also provides that administration over academic tutoring services for high school students, which do not fall within China’s compulsory education system, shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion Regarding Compulsory Education, however, it remains uncertain as to how and to what extent such implementation by reference will be. Therefore, we may be required to take further actions regarding our high-school academic tutoring services to comply with the Alleviating Burden Opinion Regarding Compulsory Education and its implementation measures. See also “—We are required to obtain various operating licenses and permits and to make registrations and filings for our current business in China; failure to comply with these requirements may materially and adversely affect our business and results of operations.” We have been closely monitoring the evolving regulatory environment and are making efforts to seek guidance from and cooperate with the government authorities to comply with the Alleviating Burden Opinion Regarding Compulsory Education and its implementation measures. However, due to the complexity and substantial uncertainty of the regulatory environment and considering that local authorities in different regions may adopt different interpretation and implementation measures, we cannot assure you that our operations would be in full compliance with all applicable laws, regulations and policies in a timely manner, or at all, in all geographic areas where we operate our business. We may become subject to fines or other penalties or be required to terminate certain operations or incur material costs and expenses to comply with such applicable laws, regulations and policies, in which case our business, financial condition and results of operations could be materially and adversely affected. In addition, there may be new PRC rules or regulations on the business we currently operate, and such new rules and regulations may subject our business operations to further adjustments. In the event of such changes, our business operations may be adversely impacted.

We are required to obtain various operating licenses and permits and to make registrations and filings for our current business in China; failure to comply with these requirements may materially and adversely affect our business and results of operations.

We are required to obtain and maintain various licenses and permits and fulfill registration and filing requirements in order to operate our current business. For instance, pursuant to the Private Education Law and the Amended Implementation Rules for the Private Education Law, or the Amended Implementation Rules, effective on September 1, 2021, private schools shall obtain private school operating permits and their branches shall make filings with the relevant education authorities. It is further provided in the relevant directives that local government authorities shall identify corresponding competent authorities for different tutoring categories and set forth standards by categories to approve relevant non-academic tutoring institutions. As of the date of this annual report, some local government authorities have issued rules or released draft rules for public comments requiring non-academic tutoring institutions to obtain private school operating permits or other approvals and comply with relevant implementation measures. Given these local rules are recently promulgated, there are substantial uncertainties as to their interpretation, application and enforcement. Furthermore, the Alleviating Burden Opinion Regarding Compulsory Education provides that administration and supervision over institutions providing academic tutoring services for high school students, which do not fall within China’s compulsory education system, shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion Regarding Compulsory Education. However, it remains uncertain as to how and to what extent the administration over institutions providing academic tutoring services for high school students will be implemented. Therefore, we cannot assure you that we would not be required to take further actions, including obtaining any operation permits regarding our academic tutoring services for high school students to comply with the Alleviating Burden Opinion Regarding Compulsory Education and its implementation measures, if applicable.

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

We are closely monitoring the evolving regulatory environment and making efforts to seek guidance from and cooperate with the competent local government authorities to comply with relevant administrative measures regarding our current business. While we have internal control mechanism in place to promote regulatory compliance, such mechanism may not always be effective or be strictly implemented at each of our schools. In the fiscal year ended February 28, 2025, we were subject to administrative penalties, including fines and orders for rectification measures, for isolated instances in which tutoring services were not provided in a fully compliant manner. We have undertaken measures to rectify such non-compliances. However, we cannot assure you that the operations of our current business would be in full compliance with applicable laws, regulations and policies, in a timely manner, or at all as relevant government authorities have significant discretion in interpreting and implementing such laws and regulations and their related local rules. We also cannot assure you that there will not be new PRC rules or regulations on the current business we operate, or such new rules and regulations will not subject our business operations to additional license or filing requirements. If we fail to comply with applicable legal requirements, we may be subject to fines, confiscation of the gains derived from our non-compliant operations or the suspension of our non-compliant operations, which may materially and adversely affect our business and results of operations.

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

Our net revenues increased from $1,019.8 million in the fiscal year ended February 28, 2023 to $1,490.4 million in the fiscal year ended February 29, 2024, and further increased to $2,250.2 million in the fiscal year ended February 28, 2025. Any evaluation of our business and our prospects must be considered in light of the risks and uncertainties encountered by companies at our stage of development, especially considering the recent change of regulatory policies on the after-school tutoring services market. In addition, our past results may not be indicative of future performance because of any new businesses developed or acquired by us. Substantial uncertainties exist with respect to the profitability and cash generating capability of such new businesses. Furthermore, our results of operations may vary from period to period in response to factors beyond our control, including general economic conditions, regulations or government actions pertaining to the learning solutions market in China, changes in spending on learning solutions and non-recurring charges incurred under unexpected circumstances or in connection with acquisitions, equity investments or other extraordinary transactions. Due to these and other factors, our historical financial and operating results, growth rates and profitability as well as quarter-to-quarter comparisons of our operating results may not be indicative of our future performance and investors should not rely on them to predict our future performance.

If we fail to adopt new technologies or upgrade existing technologies that are important to our business, our competitive position and ability to generate revenues may be materially and adversely affected.

We believe our technologies are core to our success and are critical to the implementation of our business model. We operate a highly digital business and rely on innovative technologies and research and development capabilities to fuel our growth. For instance, our enrichment learning is empowered by our self-developed intelligent class content development system as well as AI-driven teaching methodologies, such as computer vision, speech recognition and natural language processing. We also provide learning solutions premised on our core technology capabilities empowering private learning institutions in China. However, we cannot assure you that we can keep up with the fast pace of the technology industry, especially the AI-related technologies, and continue to develop, innovate and utilize our proprietary capabilities. Our technologies may become obsolete or insufficient due to the new solutions and technologies developed and introduced by competitors, and we may have difficulties in following and adapting to technological changes in the learning solutions industry in a timely and cost-effective manner. Developing and integrating new technologies into our existing offerings and algorithms could be expensive and time-consuming and we may not succeed in developing and incorporating new technologies at all. If we fail to continue to develop, innovate and utilize our technologies effectively and in a timely manner, we may not be able to continue to develop our business or empower other industry players including teachers and learning institutions and our business, financial performance and prospects could be materially and adversely affected.

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

Our teachers are critical to the quality of our services and our reputation. We seek to hire qualified and dedicated teachers who are able to deliver effective and inspirational instructions to learners. There is a limited pool of teachers with these attributes, and we must provide competitive compensation packages to attract and retain such teachers. We must also provide continued training to our teachers to ensure that they stay abreast of changes in learner demands and other key trends necessary to teach effectively. We may not be able to recruit, train and retain a sufficient number of qualified teachers in the future to keep pace with our business development while maintaining consistently high teaching quality in the different markets we serve. In addition, PRC laws and regulations require teachers to have requisite licenses if they teach, among others, academic subjects such as Chinese, mathematics, English, physics, chemistry, biology, history and geography, and teachers are also required to have relevant qualifications if they teach non-academic subjects. However, we cannot assure you that our teachers can all apply for and obtain the teaching licenses and relevant qualifications in a timely manner or at all due to various reasons, such as the time gap between the recruitment and the newly-recruited teachers taking the requisite examinations and ultimately obtaining the teacher licenses or relevant qualifications, or cancellations and delays of teacher license or other qualification examinations. If due to various reasons some of our teachers are unable to apply for and obtain the requisite teaching licenses or relevant qualifications on a timely basis, or at all, we may be required to rectify such non-compliance and may not be able to continue to retain such teachers. A shortage of qualified teachers or a decrease in the quality of our teachers’ services, whether actual or perceived, or a significant increase in compensation for us to retain qualified teachers, would have a material adverse effect on our business, financial condition and results of operations.

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

Although we have expanded our offerings into a broad range of cities in China, we derive a significant portion of our revenues from a limited number of cities. In the fiscal years ended February 28, 2023, February 29, 2024 and February 28, 2025, we derived a significant portion of our total net revenues from learning services and others, such as in Beijing, Shanghai, Guangzhou, Shenzhen, and Tianjin. If any of these cities experiences an event negatively affecting its learning solutions market, such as a serious economic downturn, natural disaster or outbreak of contagious disease, adopts regulations relating to private education that place additional restrictions or burdens on us, or experiences an increase in the level of competition for the types of services we offer, our overall business and results of operations may be materially and adversely affected.

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

We expect to expand our business globally. We have established schools in the United States and other countries or regions, such as Singapore and United Kingdom. In addition, we provide learning services through our website and mobile apps to learners worldwide. Furthermore, we are selling our products, such as print books, to learners in certain foreign jurisdictions. As a result, our business and operations are subject to a variety of laws and regulations in foreign jurisdictions that are constantly evolving and subject to potentially differing interpretations, which may include but are not limited to, learning services, labor and employment, advertising, digital content, consumer protection, mobile communications and media, intellectual property ownership and infringement, tax, import and export controls, anti-corruption, foreign exchange controls and cash repatriation restrictions, data privacy and security, anti-competition as well as health and safety.

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

Adverse publicity concerning any actual or perceived failure to comply with legal and regulatory requirements, especially the Alleviating Burden Opinion Regarding Compulsory Education, alleged accounting or financial reporting irregularities, regulatory scrutiny and further regulatory action, litigation or penalties could harm our reputation and cause the trading price of our ADSs to decline and fluctuate significantly. For example, after Muddy Waters Capital LLC, an entity unrelated to us, issued a series of reports containing various allegations against us in June and July 2018, the trading price of our ADSs declined sharply and we received numerous investor inquiries. The negative publicity and the resulting decline of the trading price of our ADSs also led to the filing of shareholder class action lawsuits against us and some of our current and former executives.

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

We are subject to various legal proceedings, claims and investigations from time to time in the ordinary course of our business and have not yet been fully resolved, and new legal proceedings, claims, investigations, penalties or actions may arise in the future. The existence of litigation, claims, investigations and proceedings has adversely affected and may continue to adversely affect our reputation, business, results of operations and financial condition.

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

Furthermore, on March 29, 2023, a complaint was filed in the U.S. District Court for the District of New Jersey against our company and our chief executive officer, advancing claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, 15 U.S.C. §§ 78(b) and 78t(a), and Rule 10b-5 promulgated thereunder, 17 C.F.R. § 240.10b-5 (2013). The complaint alleges that the Company made misrepresentations and misleading disclosures between June 14, 2022 and March 14, 2023 about its compliance with Chinese laws and regulations. On October 16, 2023, the lead plaintiff filed an amended complaint, which named the Company and several executives as co-defendants. On December 17, 2024, all individual defendants were dismissed from this case. The case now proceeds to discovery with the Company as the sole remaining defendant.

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

We leverage celebrities or influencers to promote our products or services. Any failure to engage and maintain strong relationships with them, or their ineffective marketing and promotion, may adversely affect our business, prospects, financial performance and results of operations.

We leverage celebrities and influencers to carry out various forms of advertising and marketing campaigns. To a certain extent, the sales of our products or services are influenced by the popularity of these celebrities or influencers. Celebrities or influencers with a large fan base can reach a broader audience when promoting products and guide more potential consumers to purchase these products or services. Therefore, the ability to establish and maintain close cooperative relationships with these celebrities or influencers is crucial for promoting our products and services. However, we cannot guarantee that we will successfully attract these celebrities or influencers and maintain close cooperation. The influencer market is highly competitive, and our ability to effectively attract them may be constrained by various factors, such as competition from large platforms, changes in influencers’ preferences, or our own resource limitations.

Moreover, we cannot ensure that marketing campaigns by celebrities or influencers will definitely achieve the desired results. Such campaigns are faced with various risks and uncertainties, including the credibility and suitability of influencers, audience acceptance, and the quality of promotional content, and such risks and uncertainties may have an adverse impact on our business, prospects, financial performance and results of operations. Even if we make efforts, we may not always be able to identify and match suitable influencers for promoting our business. Constant changes in market demand and consumer preferences may also negatively impact the effectiveness of promotions. If celebrities or influencers fail to resonate with their audience, the effectiveness of their marketing efforts may be significantly diminished. Furthermore, our marketing campaigns with celebrities and influencers are subject to certain PRC laws and regulations which are subject to evolving interpretation and implementations, and failure to comply with such laws and regulations could subject us to penalties. For example, enterprises engaging in education and training operations shall not choose professionals or beneficiaries to carry out such campaigns.

Failure to control rental costs, obtain leases at desired locations at reasonable prices or protect our leasehold interests could materially and adversely affect our business.

Our office space and service and learning centers are presently mainly located on leased premises. We may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could adversely affect our business. We may have to relocate our operations or close learning centers for other reasons, such as increasing rentals, failure in passing the fire inspections or comply with relevant fire safety regulations, violations of the prescribed usage of properties, and early terminations of lease agreements. We also have not registered most of our lease agreements with relevant PRC government authorities as required by relevant PRC laws. We may be required by relevant government authorities to complete such registrations, or otherwise be subject to fines ranging from RMB1,000 to RMB10,000 for each lease agreement that has not been registered. However, failure to complete such registration would not affect the enforceability of the relevant lease agreements in practice.

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

Failure to comply with various evolving laws and regulations regarding cybersecurity and data privacy could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.

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

Cybersecurity and Data Security

●	In June 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law, among other things, provides for security review procedures for data-related activities that may affect national security. In January 2022, the CAC, together with other government authorities, jointly promulgated the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Revised Cybersecurity Review Measures, CIIOs that procure internet products and services and network platform operators engaging in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that any network platform operator that holds personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before listing abroad. In August 2021, the state council promulgated the Regulations on Critical Information Infrastructure Security Protection, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communications and information services, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, national economy and public interests. Relevant government authorities for each critical industry and sector shall be responsible for formulating eligibility criteria and determining the scope of CIIOs in the respective industry or sector, and such operators will be informed of the final determinations as to whether they are categorized as CIIOs. As of the date of this annual report, no implementation rules have been issued by any government authority, and we have not been informed by any government authority that we are a CIIO. Furthermore, the exact scope of CIIOs under the current regulatory regime remains unclear, and the PRC government authorities have wide discretion in the interpretation and enforcement of applicable laws and regulations. We cannot assure you that we will not be deemed to be a CIIO under PRC laws. If we were so deemed, we may be subject to additional obligations and incur additional compliance costs under the cybersecurity PRC laws and regulations.

●	On September 24, 2024, the State Council promulgated the Data Security Regulations, which came into effect on January 1, 2025. The Data Security Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and manner of data processing. In accordance with the Data Security Regulations, data processors shall apply for a national security review for any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.”
●	On July 7, 2022, the CAC promulgated the Security Assessment Measures for Outbound Data Transfer, or the Outbound Data Transfer Measures, effective from September 1, 2022, to regulate outbound data transfer activities, protect the rights and interests of personal information, safeguard national security and social public interests, and promote the cross-border security and free flow of data. On March 22, 2024, the CAC published the Provisions on Promoting and Regulating Cross-border Data Flow, which streamline and provide clarity to the governance framework for outbound data transfer.

Personal Information and Privacy

●	The Anti-Monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, prohibits the collection of user information through coercive means by operators of online platforms.
●	In August 2021, the Standing Committee of the NPC promulgated the PRC Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with applicable laws and regulations concerning the protection of privacy and personal information.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretations by the regulators. If any data that we possess belongs to data categories that are subject to heightened regulatory scrutiny, we may be required to adopt stricter measures for protecting and managing such data. The Revised Cybersecurity Review Measures remain unclear on whether relevant requirements will be applicable to companies that are already listed in the United States, such as us. We continue to closely monitor and assess any development in the rule-making processes, we cannot predict the impact of the Revised Cybersecurity Review Measures, if any, at this stage. If the Revised Cybersecurity Review Measures mandate clearance of cybersecurity reviews and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us in a timely manner, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, or orders to suspend non-compliant operations or remove our mobile apps from relevant app stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations or cybersecurity reviews conducted by the CAC on such basis.

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

In addition, government authorities around the world have adopted or are considering legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and applications thereof could subject us to fines, penalties or government orders requiring that we change our data practices and policies, which could have a material adverse effect on our business and results of operations. For example, in the United States, rules and regulations governing data privacy and security include those promulgated under the authority of the Federal Trade Commission Act, the Electronic Communications Privacy Act, the Computer Fraud and Abuse Act, California’s California Consumer Privacy Act of 2018 (“CCPA”) and California Privacy Rights Act of 2020 (“CPRA”), and other state and federal laws relating to privacy, consumer protection, and data security. The CCPA and CPRA contain requirements regarding the handling of personal information of California consumers and households, including compliance and record keeping obligations, the right of individuals to request access to, correction of, and deletion of their personal information, and the right to opt out of the sale and other uses of their personal information, and provide a private right of action and statutory damages for data breaches. Other jurisdictions in the United States are beginning to expand existing regulations, or propose laws similar to the CCPA, which will continue to shape the data privacy environment nationally. Aspects of certain newly enacted state privacy statutes remain unclear, resulting in further legal uncertainty and potentially requiring us to modify our data practices and policies and to incur substantial additional costs and expenses to comply. If more stringent privacy legislation arises in the United States, it could increase our potential liability and adversely affect our business, results of operations, and financial condition. In addition, the GDPR, which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area, which primarily covers member states of the European Union and certain countries of the European Free Trade Association. The GDPR establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial losses. In the event that residents of the European Economic Area access our websites or mobile apps and input protected information, we may become subject to provisions of the GDPR.

If we fail to protect our intellectual property rights, our brand and business may suffer.

We consider our copyrights, trademarks, trade names, internet domain names, patents and other intellectual property rights invaluable to our ability to continue to develop and enhance our brand recognition. Unauthorized use of our intellectual property rights may damage our reputation and brands. Our “Xueersi” brand and logo is a registered trademark in China. Our proprietary curricula and course materials are protected by copyrights. However, preventing infringement on or misuse of intellectual property rights could be difficult, costly and time-consuming. The measures we take to protect our intellectual property rights may not be adequate to prevent unauthorized uses. Furthermore, the application of laws governing intellectual property rights in China is uncertain and evolving, and could involve substantial risks to us. There have been several incidents in the past where third parties used our brand “Xueersi” without our authorization, and on occasion we had to resort to litigation to protect our intellectual property rights. In addition, we are still in the process of applying for the registration in China of the trademarks for our “Haoweilai” brand in certain categories. We cannot assure you that the relevant government authorities will grant us the approval to register such trademarks. As a result, we may be unable to prevent third parties from using this brand name, which may have an adverse impact on our brand image. If we are unable to adequately protect our intellectual property rights in the future, we may lose these rights, our brand name may be harmed, and our reputation and business may suffer materially. Furthermore, our management’s attention may be diverted by violations of our intellectual property rights, and we may be required to enter into costly and time-consuming litigation to protect our proprietary rights against any infringement or violation.

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

We incurred net losses in the past and may not be able to maintain or improve profitability as expected.

We experienced fluctuations in our margins in the past. We incurred net losses in each of the fiscal years ended February 28, 2023 and February 29, 2024, but recorded net income for the fiscal year ended February 28, 2025. We plan to continue to maintain and improve our profitability going forward. However, such plans may not develop as timely and to the extent as expected, in which case we may not maintain or improve profitability as planned or at all. Many factors may cause our margins to decline or lead to net losses. For example, costs incurred in the expansion of our business may increase faster than our revenues. New investments and acquisitions may cause our margins to decline before we successfully integrate the acquired businesses into our operations and realize the full benefits of these investments and acquisitions. A significant increase in operating expenses or impairment loss on long-term investments and goodwill may lead to a net loss. Our ability to improve our financial performance is affected by various factors that are beyond our control, such as outbreak of contagious disease and the regulatory environment. There can be no assurance that our margins will not decline or fluctuate, or that we will not incur net losses again, in the future.

We have limited liability insurance coverage and do not carry business disruption insurance.

We have limited liability insurance coverage for our learners and their parents in our learning centers. A successful liability claim against us due to injuries suffered by our learners or their parents on our premises could materially and adversely affect our financial conditions, results of operations and reputation. Even if unsuccessful, such a claim could cause adverse publicity on us, require substantial costs to defend and divert the time and attention of our management. See “—Accidents or injuries suffered by our learners or other people caused by us, or perceived to be caused by us, may adversely affect our reputation, subject us to liability and cause us to incur substantial costs.” In addition, we do not have business disruption insurance for most of our operating entities. Furthermore, any business disruption event could result in substantial costs to us and diversion of our resources, which may materially and adversely affect our business and results of operations.

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

Furthermore, unauthorized access to our proprietary business information or customer data may be obtained through break-ins, sabotage, breaches of our secure network by unauthorized parties, computer viruses, computer denial-of-service attacks, employee theft or misuse, breaches of the security of the networks of our third party providers, or other misconduct. Because the means used by computer hackers who may attempt to penetrate and sabotage our network security or websites change frequently and may not be recognized until launched against a target, we may be unable to anticipate such attempts, or respond to them in a timely manner. Unauthorized access to customer data may also be obtained due to inadequate use of security controls by our customers. Although there has not been any material compromise in the past, we may suffer economic and reputational damages and legal or regulatory actions in the future if a technical failure of our systems or a security breach compromises student or other customer data, including identification or contact information. See also “—Failure to comply with various evolving laws and regulations regarding cybersecurity and data privacy could subject us to penalties, damage our reputation and brand, and harm our business and results of operations” for further details regarding privacy and cybersecurity regulations.

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

We face risks related to natural and other disasters, health epidemics and other extraordinary events, which could significantly disrupt our operations.

Our business could be materially and adversely affected by natural and other disasters, including earthquakes, fire, floods, environmental accidents, power loss, communication failures and similar events. Additionally, our business could be materially and adversely affected by the outbreak of COVID-19, monkeypox, H7N9 bird flu, H1N1 swine influenza, severe acute respiratory syndrome (SARS), Ebola or another health epidemic. We have not suffered any material loss or experienced any significant increase in costs as a result of any natural and other disaster, health epidemics or other extraordinary event, other than the negative impact of COVID-19 on our business operations in the past. However, any such occurrence in any of the cities in which we have major operations could cause us to temporary close our learning centers, affect our abilities to manage learning centers, acquire and retain customers and recruit talents, or result in supply chain shortages or logistics disruptions for our learning content solutions, any of which could materially and adversely affect our business and results of operations.

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

Our management and our independent registered public accounting firm, which has issued an attestation report, have concluded that our internal control over financial reporting was effective as of February 28, 2025. However, we cannot assure you that we will not identify any additional material weaknesses or significant deficiencies in the future.

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

In June 2010, we adopted a share incentive plan (as amended and restated in August 2013), or the 2010 Plan, that permits granting of options to purchase our Class A common shares, restricted shares, restricted share units, share appreciation rights, dividend equivalent rights and other instruments as deemed appropriate by the administrator under the 2010 Plan. The amended and restated 2010 Plan ceased to be used for grants of future awards upon the effectiveness of a share incentive plan adopted in June 2020, or the 2020 Plan. Pursuant to the 2020 Plan, the maximum aggregate number of shares that may be issued pursuant to all awards (including incentive share options), or the Award Pool, is initially five percent (5%) of our total issued and outstanding shares as of the effective date of the 2020 Plan, provided that (A) the Award Pool shall be increased automatically if and whenever the number of shares that may be issued pursuant to ungranted awards pursuant to the 2020 Plan, or the Ungranted Portion, accounts for less than one percent (1%) of the then total issued and outstanding shares of our company, so that for each automatic increase, the Ungranted Portion immediately after such increase shall equal five percent (5%) of the then total issued and outstanding shares of our company, and (B) the size of the Award Pool shall be equitably adjusted in the event of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, consolidation or similar transactions. As of April 30, 2025, 4,232,126 non-vested restricted Class A common shares and 980,266 share options to purchase 980,266 Class A common shares under the 2010 Plan and the 2020 Plan previously granted to our employees and directors are outstanding. As a result of the outstanding grants under the 2010 Plan and the 2020 Plan, we have incurred and will continue to incur share-based compensation expenses. We had share-based compensation expenses of $108.6 million, $88.9 million and $64.9 million for the fiscal years ended February 28, 2023, February 29, 2024 and February 28, 2025, respectively. As of February 28, 2025, the unrecognized compensation expenses amounted to $101.6 million related to the non-vested restricted shares, which will be recognized over a weighted-average period of 3.3 years for service based non-vested restricted shares and 3.0 years for performance based non-vested restricted shares, and $6.8 million related to share options, which will be recognized over a weighted-average period of 3.9 years. Expenses associated with share-based compensation awards granted under our share incentive plans may materially reduce our future net income. However, if we limit the size of grants under our share incentive plans to minimize share-based compensation expenses, we may not be able to attract or retain key personnel.

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

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing education services outside of China. None of the offshore holding companies of our subsidiaries in the mainland of China is an educational institution or provides education services. In addition, foreign ownership in entities that provide value-added telecommunication services, with a few exceptions, is subject to restrictions under the current PRC laws and regulations. Specifically, foreign ownership of an internet information service provider may not exceed 50%. To comply with PRC laws and regulations, we have entered into a series of contractual arrangements among TAL Beijing, on the one hand, and Xueersi Education, Xueersi Network, Xinxin Beijing, Xinxin Shenzhen and their respective equity holders, subsidiaries and schools, on the other hand. Accordingly, Xueersi Education, Xueersi Network, Xinxin Beijing, Xinxin Shenzhen are the VIEs, and we rely on the VIE Contractual Arrangements to conduct most of our operations in China.

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

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. For example, the Alleviating Burden Opinion Regarding Compulsory Education provides, among others, that foreign ownership in Academic AST Institutions is prohibited, including through contractual arrangements, and companies with existing foreign ownership need to rectify the situation. Such regulatory directives also provide that administration over academic tutoring services for high school students shall be implemented by reference to the relevant provisions, but it remains uncertain as to how and to what extent the administration over academic tutoring services for high school students will be implemented by reference of the Alleviating Burden Opinion Regarding Compulsory Education. In addition, the Amended Implementation Rules provide that relevant government authorities shall enhance the supervision on the agreements entered into between non-profit private schools and their related parties and shall review such transactions on an annual basis. We cannot preclude the possibility that relevant government authorities would determine transactions between our subsidiaries and VIE Subsidiaries that are non-profit private schools to be in violation of any existing or future PRC laws or regulations during such supervision as relevant government authorities have significant discretion in interpreting and implementing such laws and regulations. In addition, on February 17, 2023, the CSRC released the Overseas Listing Trial Measures, and five supporting guidelines, effective in March 2023, with two more supporting guidelines published thereafter and went effective successively in May 2023 and May 2024. At the press conference held for the Overseas Listing Trial Measures on the same day, officials from the CSRC clarified that, as for companies seeking overseas listing with contractual arrangements, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of such companies if they duly meet the compliance requirements, and support the development and growth of these companies by enabling them to utilize two markets and two kinds of resources. If we fail to complete the filing with the CSRC in a timely manner or at all, for any future offerings, listing or any other capital raising activities, which are subject to the filings under the Overseas Listing Trial Measures, due to our contractual arrangements, our ability to raise or utilize funds could be materially and adversely affected, and we may even need to unwind our contractual arrangements or restructure our business operations to rectify the failure to complete the filings. However, given that the Overseas Listing Trial Measures were recently promulgated, there remain substantial uncertainties as to their interpretation, application, and enforcement and how they will affect our operations and our future financing.

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

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions in a civil law system may be cited for reference but have limited precedential value. Since 1979, PRC laws, rules and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws, rules and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretation and enforcement of many laws, rules and regulations involve uncertainties, which may limit the available legal protections. In addition, the PRC administrative and court authorities have significant discretion in interpreting, implementing and enforcing statutory rules and contractual terms, and it may be difficult to predict the outcome of administrative and court proceedings and the level of legal protection we may enjoy in China. These uncertainties may affect our judgment on the relevance of legal requirements and our decisions on the measures and actions to be taken to fully comply therewith and may affect our ability to enforce our legal rights. In addition, regulatory uncertainties may be exploited through unmerited legal actions or threats in an attempt to extract payments or other benefits from us. Such uncertainties may therefore increase our operating expenses and costs, and materially and adversely affect our business and results of operations.

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

The PRC government has recently indicated an intent to exert more oversight over overseas offerings by and foreign investment in China-based issuers like us. For example, on July 6, 2021, relevant PRC government authorities promulgated the Opinions on Lawfully and Strictly Cracking Down Illegal Securities Activities, which stated that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised to clarify the responsibilities of the relevant domestic industry regulatory authorities and other regulatory authorities, among other purposes. On February 17, 2023, the CSRC released the Overseas Listing Trial Measures, and five supporting guidelines, effective in March 2023, with two more supporting guidelines published thereafter and went effective successively in May 2023 and May 2024. Pursuant to the Overseas Listing Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. In addition, domestic companies that have been listed on a foreign stock exchange prior to the effective date of the Overseas Listing Trial Measures are required to file with the CSRC within three working days after such domestic companies complete a securities offering on the foreign stock exchange on which their securities have been listed. Since the Overseas Listing Trial Measures were newly promulgated, there are substantial uncertainties as to its interpretation, application and enforcement. If the filing procedure with the CSRC under the Overseas Listing Trial Measures is required for any future offerings, listing or any other capital raising activities by us, it is uncertain whether we could complete the filing procedure in a timely manner, or at all. In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us.

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

Furthermore, on September 24, 2024, the State Council promulgated the Regulation on Network Data Security Management, or the Data Security Regulations, which came into effect on January 1, 2025. The Data Security Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and manner of data processing. In accordance with the Data Security Regulations, data processors shall apply for a national security review for any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Data Security Regulations require that data processors that process “important data” must conduct an annual data security assessment and submit the assessment report of the preceding year to the provincial competent authority. Since the Data Security Regulations were newly promulgated, it is uncertain how the regulations will be interpreted or implemented and how they will affect us. See also “—Failure to comply with various evolving laws and regulations regarding cybersecurity and data privacy could subject us to penalties, damage our reputation and brand, and harm our business and results of operations” for further details regarding cybersecurity and privacy regulations.

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

The regulatory and legal framework on generative AI is constantly evolving. On November 25, 2022, the CAC, the MIIT and the Ministry of Public Security jointly issued the Administrative Provisions on Deep Synthesis of Internet Information Services, which became effective on January 10, 2023. According to these Provisions, no organization or individual may use deep synthesis services to produce, reproduce, release or disseminate information prohibited by laws and administrative regulations, or to engage in activities that endanger national security and interests, damage the national image, infringe upon social public interests, disrupt the economic and social order or undermine the legitimate rights and interests of others. Additionally, the providers of deep synthesis services shall, among other things, establish and maintain management systems for algorithmic mechanism review, data security and personal information protection. On July 10, 2023, the CAC published the Provisional Administrative Measures for Generative Artificial Intelligence Services, which took effect on August 15, 2023. These Measures provide, among others, that any providers of generative AI products with public opinion attributes or social mobilization capabilities shall conduct security assessment in accordance with relevant regulations, and complete the filing procedures in accordance with the Administrative Provisions on Internet Information Service Algorithm Recommendation. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Generative AI” for details on regulations over Generative AI in the PRC. However, since these laws and regulations are still relatively new and significant uncertainties remain with respect to their interpretation and implementation, there remain uncertainties whether we are required to complete such security assessment and algorithm filing, and if so, we cannot assure you whether we will be able to comply with the requirements of such laws and regulations or complete additional registrations and filings in a timely manner or at all. If we are unable to complete all necessary filings and/or assessments, or to comply with applicable laws and regulations, or if we have any dispute with any third party relating to intellectual property or data security, our reputation, business operation and financial condition may be materially and adversely affected.

The regulatory framework in relation to the development and use of emerging AI technologies outside of PRC is also rapidly evolving. Many foreign government bodies, states or agencies have introduced or are currently considering adding laws and regulations related to the development and integration of AI. In the U.S., AI technologies have been the subject of executive orders. In the meantime, legislation has also been promulgated at the state level. For example, State of California of the U.S. has enacted several new laws in 2024 which further regulate the use of AI technologies, such as the California AI Transparency Act, which will go into effect on January 1, 2026 and require that covered AI providers shall give users the option to include a manifest disclosure to identify the content as AI-generated content. Other states have also passed AI-focused legislation, such as Colorado Artificial Intelligence Act, which will go effective on January 1, 2026 and require developers and deployers of “high-risk” AI systems to implement certain safeguards against algorithmic discrimination. The regulation on AI providers could affect our use of AI and our ability to provide and to improve our AI-related services in the relevant jurisdictions, since additional compliance measures and changes to our operations will be continuously required in this area.

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

Furthermore, on July 6, 2021, the relevant PRC government authorities issued the Opinions on Lawfully and Strictly Cracking Down Illegal Securities Activities. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to address the risks and incidents faced by PRC-based overseas-listed companies. As a follow-up, on February 17, 2023, the CSRC released the Overseas Listing Trial Measures, and five supporting guidelines, effective in March 2023, with two more supporting guidelines published thereafter and went effective successively in May 2023 and May 2024. Pursuant to the Overseas Listing Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. In addition, domestic companies that have been listed on a foreign stock exchange prior to the effective date of the Overseas Listing Trial Measures are required to file with the CSRC within three working days after such domestic companies complete a securities offering on the foreign stock exchange on which their securities have been listed. Since the Overseas Listing Trial Measures were newly promulgated, there are substantial uncertainties as to its interpretation, application and enforcement. If the filing procedure with the CSRC under the Overseas Listing Trial Measures is required for any future offerings, listing or any other capital raising activities by us, it is uncertain whether we could complete the filing procedure in a timely manner, or at all.

In addition, new rules or regulations promulgated in the future may impose additional requirements on us. If it were determined in the future that additional approval and filing from the CSRC or other regulatory authorities or other procedures, including cybersecurity reviews under the Revised Cybersecurity Review Measures, are required for our offshore offerings, we may not be able to complete the requisite filing procedures or obtain approvals in a timely manner, or at all. Approvals or filings that have been obtained or completed by us may also be rescinded. Any failure to, or delay in, completing such filing procedures or obtaining such approvals for our offshore offerings, or any rescission of approvals or filings that have been obtained or completed by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our ADSs.

If we fail to obtain and maintain licenses, permits or approvals or to complete registrations and filings required under the evolving regulatory regime for online learning in China, our business, financial condition and results of operations may be materially and adversely affected.

The online learning industry in China is highly regulated. As an online learning service provider, we are required to obtain and maintain all necessary approvals, licenses and permits. Meanwhile, the online learning industry in China is still in its nascent stage. The relevant laws and regulations are relatively new and still evolving, and involve uncertainties as to their interpretation and enforcement. As a result, it may be difficult to determine whether a given licensing, permit or approval requirement applies to us and what actions or omissions may be deemed to violate the laws and regulations applicable to our online education business. If relevant government authorities determine that we must obtain additional licenses, permits or approvals, or complete additional registrations or filings for our business or operations, we may not be able to obtain or complete them in a timely manner, on commercially reasonable terms, or at all. Failure to obtain such licenses, permits or approvals, or complete such registrations or filings, may subject us to fines, legal sanctions or government orders to suspend our related business or operations.

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

●	License for Online Transmission of Audio-Visual Programs. Applicable PRC laws and regulations require an entity providing certain audio-visual program services via the internet to hold a License for Online Transmission of Audio-visual Programs, or the AVSP, or complete relevant registration procedures with the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT (currently known as National Radio and Television Administration) or its local bureaus. As of the date of this annual report, only wholly state-owned or state-controlled enterprises are eligible to apply for the AVSP. We offer certain online courses in live-streaming or video-recording formats and other audio-video content through our online learning platforms to our learners. Due to the uncertainty regarding the scope of audio-visual program services, we may be required to obtain an AVSP or to complete the relevant registration procedures. However, we may not be able to obtain the AVSP as we are not a wholly state-owned or state-controlled entity.
●	Online Publishing License. If relevant government authorities deem our online distribution of content, including our course materials, to constitute “online publishing service,” we may be required to obtain an Online Publishing License. However, there is uncertainty regarding what activity constitutes online publishing service that is subject to such licensing requirements.
●	Publication License. If relevant government authorities deem our printing and providing physical learning materials to users to constitute “publishing” or “publication distribution,” we may be required to obtain a Publication License.
●	Private School Operating Permit. If relevant government authorities deem our online learning content and solutions to constitute “online education activities” under the Amended Implementation Rules for the Private Education Law, our relevant operating entities may be required to obtain a private school operating permit. However, there is no definition of “online education activities” under the Amended Implementation Rules for the Private Education Law.
●	Applying for or refiling of Education Apps. The Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps issued jointly by the MoE with certain other PRC government authorities on August 10, 2019, or the Opinions on Educational Apps, require that mobile apps that provide services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios, or the Education Apps, be filed with competent provincial regulatory authorities for education. Following the Opinions on Educational Apps, we filed our Education Apps with relevant government authorities. However, to implement the Alleviating Burden Opinion Regarding Compulsory Education, the MoE require all Educational Apps already filed to be refiled to make sure they comply with the Alleviating Burden Opinion Regarding Compulsory Education. As of the date of this annual report, we have already refiled or are otherwise in the process of applying for refiling of our Educational Apps and have not been subject to any material fines or other form of material regulatory or administrative penalties or sanctions due to a lack of requisite licenses, approvals, permits, registrations and filings.
●	Filing of Apps. Our mobile apps operating within the PRC are required to complete the record-filing procedure before their operation in accordance with the Notice of the on the Record-filing of Mobile Internet Apps promulgated by the MIIT on July 21, 2023.

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

In December 2021, the PCAOB made its determinations, or the 2021 Determinations, pursuant to the HFCAA that it was unable to inspect or investigate completely registered public accounting firms headquartered in China or Hong Kong, including our auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP. Following the Statement of Protocol signed between the PCAOB and the CSRC and the Ministry of Finance of the PRC, or the MOF, in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB voted in December 2022 to vacate the previous 2021 determinations. On December 15, 2022, the PCAOB removed the mainland of China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as an SEC-Identified Issuer under the HFCAA after we filed our annual reports on Form 20-F for the fiscal years ended February 28, 2023 and February 29, 2024. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in the mainland of China and Hong Kong, and we do not expect to be identified so after we file this annual report on Form 20-F. However, the PCAOB may change its determinations under the HFCAA at any point in the future. In particular, if the PCAOB finds its ability to completely inspect and investigate registered public accounting firms headquartered in China or Hong Kong is obstructed by the PRC authorities in any way in the future, the PCAOB may act immediately to consider the need to issue new determinations consistent with the HFCAA. We cannot assure you that the PCAOB will always have complete access to inspect and investigate our auditor, or that we will not be identified as an SEC-Identified Issuer again in the future.

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

Changes in global or PRC economy, or economic and political conditions or government policies either globally or in China, could have a material adverse effect on our business, financial conditions and results of operations.

A substantial majority of our business operations is conducted in China. Accordingly, our business, financial condition, results of operations and prospects are influenced by economic, political and legal developments in China. Any adverse changes in economic conditions in China or globally, in the policies, laws and regulations could have a material adverse effect on the overall economic growth of the countries where we operate. Such developments could adversely affect our and the VIEs’ business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. Any prolonged slowdown in the Chinese or global economy may reduce the demand for our products and services and materially and adversely affect our and the VIEs’ business and results of operations.

There is also considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats and potential for war in the Middle East and elsewhere may increase market volatility across the globe. The Russia-Ukraine conflict has caused, and continues to intensify, significant geopolitical tensions in Europe and across the world. The resulting sanctions are expected to have significant negative impacts on the economic conditions of the targeted countries and markets.

In addition, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. The tensions have been intensified by the imposition of higher tariffs and retaliatory measures from both sides, reflecting broader strategies to address perceived trade imbalances. Rising political tensions between China and the U.S. could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. If we were unable to conduct our business as it is currently conducted as a result of such regulatory or policy changes, our business, results of operations and financial condition would be materially and adversely affected.

In October 2024, the U.S. Treasury Department issued a final rule establishing a new national security regulatory framework restricting outbound investment from the United States in certain sensitive industries and sectors in China including the Special Administrative Regions of Hong Kong and Macau (the “Outbound Investment Rule”). The Outbound Investment Rule, which took effect on January 2, 2025, targets investments involving any “covered foreign person” which includes persons and entities associated with countries of concern, currently only China, that engage in certain activities in three sectors: (i) semiconductor and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. Depending on the activity in question, the Outbound Investment Rule imposes obligations on U.S. persons, either prohibiting, or requiring notification to the U.S. government concerning, “covered transactions,” which is defined to include, among other things, acquisitions of equity interests or provision of certain debt financing to covered foreign persons, brownfield or greenfield investment in China, or entry into a joint venture with a covered person, unless an enumerated exception applies, such as investment in publicly traded securities. We currently do not believe that we are a “covered foreign person” under the Outbound Investment Rule. However, there is no assurance that the U.S. Treasury Department will take the same view as ours. If we were to be deemed a Covered Foreign Person, our ability to raise capital would be significantly and negatively affected, which could be detrimental to our business, financial condition and prospects. In such case, the trading prices of our ADSs and/or our Class A ordinary shares may be materially and adversely affected and the value of our securities may decline significantly. It is also possible that the U.S. government may expand the sectors and technologies subject to the Outbound Investment Rule or adopt additional laws or regulations further restricting outbound investment from the U.S. to or relating to China. For example, on February 20, 2025, President Trump issued the America First Trade Policy Memorandum, which proposes possible expansion of the set of technologies of concern and a review of exceptions to the Outbound Investment Rule, possibly including changes to the existing exception for publicly trades securities. As of the date of this annual report, the proposed changes under the America First Investment Policy are not implemented, although the proposed restrictions may further deepen the uncertainties for cross-border collaborations, investments, and funding opportunities for China-based issuers including us. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects, and our ADSs may significantly decline in value.

Furthermore, there were media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets, and delisting China-based companies from U.S. national securities exchanges. On April 9, 2025, amid the escalation of trade war between the U.S. and China, the U.S. Secretary of the Treasury, Scott Bessent, indicated the possibility of delisting U.S.-listed China-based issuers. If any further such deliberations were to materialize, it may have a material and adverse impact on the stock performance of China-based issuers listed in the United States such as us, and we cannot assure you that we will always be able to maintain the listing of our ADSs on a national stock exchange in the U.S. or that you will always be allowed to trade our ADSs.

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

Furthermore, pursuant to NDRC Circular 11, outbound investments via overseas enterprises controlled by PRC residents are subject to verification, approval, record-filing and reporting requirements. According to NDRC Circular 11, sensitive projects, such as outbound investments in real estate, hotels, news media, cinemas or sports clubs, carried out by overseas enterprises controlled by PRC residents shall obtain verification and approval from the NDRC prior to the implementation of such sensitive projects. Non-sensitive projects carried out by overseas enterprises directly controlled by PRC residents, including by means of acquiring assets, making equity investments, or providing financing or guarantees, shall complete record-filings with the competent government authorities prior to the implementation of such non-sensitive project. Non-sensitive projects carried out by overseas enterprises indirectly controlled by PRC residents with an investment amount over $0.3 billion shall be reported to the NDRC by submitting an information reporting form for large-amount non-sensitive projects. See “Item 4. Information on the Company—B. Business Overview—PRC Regulations—Administrative Measures for Outbound Investment by Enterprises” for more details regarding NDRC Circular 11. Through our dual-class share structure, Mr. Bangxin Zhang, a PRC citizen, possesses and controls 73.0% of the voting power of our company as of April 30, 2025, thus our investments outside China are subject to the abovementioned verification, approval, record-filing and reporting requirements under NDRC Circular 11.

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

The market price for our ADSs has fluctuated significantly since we first listed our ADSs. For the fiscal year ended February 28, 2025, the closing prices of our ADSs have ranged from $7.42 to $14.82 per ADS.

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

Upon any transfer of Class B common shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B common shares shall be automatically and immediately converted into an equal number of Class A common shares. In addition, if at any time, any of the persons who held Class B common shares immediately before our initial public offering and their affiliates collectively own less than 5% of the total number of the issued and outstanding Class B common shares, each issued and outstanding Class B common share owned by such Class B holder shall be automatically and immediately converted into one Class A common share, and no Class B common shares shall be issued by us thereafter. Due to the disparate voting powers attached to these two classes of common shares, as of April 30, 2025, holders of our Class B common shares (excluding any Class A common shares such holder may hold in the form of ADSs) collectively held approximately 76.1% the voting power of our outstanding shares and have considerable influence over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential mergers, takeovers or other change-of-control transactions that holders of our Class A common shares and ADSs may view as beneficial.

Our corporate actions are substantially controlled by our officers, directors and their affiliated entities.

As of April 30, 2025, our executive officers, directors and their affiliated entities beneficially owned approximately 31.6% of our total outstanding shares, representing 78.5% of our total voting power. These shareholders, if they acted together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions and they may not act in the best interests of other minority shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other minority shareholders.

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

We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended February 28, 2025, which will result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or common shares.

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

Based on our financial statements and the composition of our income and assets, the valuation of our assets, and the market price of our ADSs (and despite our assumption that we are the owner of the VIEs and the VIE Subsidiaries for U.S. federal income tax purposes), we believe that we were a PFIC for the taxable year ended February 28, 2025, and we may be classified as a PFIC for the current or future taxable years. The determination of whether we were, are, or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be more likely to be treated as a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash or other passive assets for active purposes, our risk of being classified as a PFIC may substantially increase for the current and any subsequent taxable year.

If we were, are, or will become classified as a PFIC, a U.S. Holder (as defined in “Item 10. Additional Information-E. Taxation-U.S. Federal Income Tax Considerations-General”) may be subject to reporting requirements and may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or common shares and on the receipt of distributions on the ADSs or common shares to the extent any such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our ADSs or common shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ADSs or common shares. As we believe we were a PFIC for our taxable year ended February 28, 2025, it is expected that any U.S. Holder which held our ADSs or common shares during such taxable year will be subject to these rules. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of holding and disposing of ADSs or common shares if we are or become classified as a PFIC. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—PFIC Considerations and Rules.”

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

For more information on our acquisitions and investments, see Note 7 “Long-term investments” and Note 11 “Fair Value” to the consolidated financial statements included elsewhere in this annual report.

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

Our principal executive offices are located at TAL Building No.1, Courtyard No. 9, Qixin Middle Street, Changping District, Beijing 102200, People’s Republic of China. Our telephone number at this address is +86 (10) 5292 6669. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. As of February 28, 2025, we had branch offices in 40 cities in China and five branch offices out of China.

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

Learning Services and Others

We are currently offering, and evaluating, a broad range of learning programs that are aligned with our mission, core competencies, and learner demand. We deliver our learning services primarily through Xueersi Peiyou small classes, personalized premium services and online course offerings.

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

We do not currently offer K-9 Academic AST Services in the mainland of China. To the extent permissible under local laws and regulations, we offer Academic AST Services for select age groups in select countries and regions (except the K-9 age group in the mainland of China).

Based on our insights and technology capabilities, we develop new technology solutions and upgrade existing ones to fulfill the customers’ underserved digitalization needs. We also provide SaaS technology solutions to a wide array of institutional customers, including other learning institutions of different types and scales, and other technology service providers.

As of February 28, 2025, we had 526 learning centers in 40 cities across China and several cities out of China, as compared to 331 learning centers in 38 cities across China and several cities out of China as of February 29, 2024. Our learning centers are physical locations where classes are conducted.

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

For the last natural week of February 2025, the weekly active units of our AI-driven learning devices were 1.1 million, as compared to 0.4 million for the same period of February 2024. The active units refer to the aggregate number of devices active in a given period, after eliminating duplicates.

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

In the fiscal years ended February 28, 2023, February 29, 2024 and February 28, 2025, our selling and marketing expenses were $283.0 million, $461.9 million and $748.8 million, respectively, accounting for 27.8%, 31.0% and 33.3% of our total net revenues for these periods, respectively.

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

We are subject to PRC laws and regulations governing the collection, storing, sharing, using, processing, disclosure and protection of personal information and other data and the relevant risks and uncertainties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Failure to comply with various evolving laws and regulations regarding cybersecurity and data privacy could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.”

Intellectual Property

Our brands, trademarks, service marks, copyrights, patents and other intellectual property rights distinguish and protect our offerings and services from infringement, and contribute to our competitive advantages in the learning solutions industry in China. As of February 28, 2025, our intellectual property rights include the following:

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

As a subsector of the value-added telecommunications business, internet information services are regulated by the Administrative Measures on Internet Information Services promulgated by the State Council on September 25, 2000 and most recently amended on December 6, 2024 and effective on January 20, 2025, or the Internet Information Measures. The Internet Information Measures require that commercial internet content providers, or ICP providers, obtain a license for internet information services, or ICP license, from the appropriate telecommunications authorities in order to offer any commercial internet information services in China. ICP providers shall display their ICP license number in a conspicuous location on their home page. In addition, the Internet Information Measures also provide that ICP providers that operate in sensitive and strategic sectors, including news, publishing, education, health care, medicine and medical devices, must obtain additional approvals from the relevant authorities regulating those sectors as well. According to the Internet Information Measures, internet information service providers shall not produce, duplicate, publish or disseminate information which: (i) is against the fundamental principles set out in the PRC Constitution; (ii) endangers national security, divulges state secrets, subverts state power, or undermine the national unity; (iii) damages the state’s honor or interests; (iv) incite ethnic hatred and ethnic discrimination or undermine inter-ethnic unity; (v) undermines the PRC’s religious policy, advocates religious cults or feudal superstition; (vi) disseminates rumors to disrupt social order and undermine social stability; (vii) disseminates obscenity or pornography, advocates gambling, violence, murder and terrorism, or instigates others to commit crimes; (viii) humiliates or defames other persons or infringes upon the legitimate rights and interests of other persons; or (ix) is otherwise prohibited by laws and administrative regulations.

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

On February 25, 2023, the State Administration for Market Regulation issued Administrative Measures for Internet Advertising, or the Internet Advertising Measures, which became effective on May 1, 2023. According to the Internet Advertising Measures, Advertising Law and the Internet Advertising Measures shall apply to commercial advertising for direct or indirect marketing goods or services in the form of text, image, audio, video, or other means through websites, web pages, Internet apps, or other Internet media within the territory of PRC. The Internet Advertising Measures further set out requirements for Internet advertising activities, including among others, (a) with regard to commodities or services ranked under competitive bidding, advertisement publishers shall mark conspicuously the word “advertisement” to distinguish them from the organic search results; (b) where an Internet advertisement is published in the form of pop-up or otherwise, an advertiser and advertisement publisher shall clearly mark the closure sign to ensure the closure of the advertisement by one click; (c) where an Internet advertisement is published by means of algorithmic recommendation or otherwise, the relevant rules of the algorithmic recommendation service and the record of advertisement placement shall be included in the advertisement archives; (d) an Internet platform operator shall, in the process of providing Internet information services, take measures to prevent and stop illegal advertisements; (e) without the consent or request of users, or with explicit refusal by users, it is not allowed to send Internet advertisements to their vehicles, navigation equipment, intelligent home appliances etc.; (f) where the promotion of goods or services by online live streaming constitutes a commercial advertisement, a product seller or service provider shall bear the responsibilities and obligations of the advertiser in accordance with the law.

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

In addition, the Anti-Unfair Competition Law promulgated by the Standing Committee of the NPC and last amended on April 23, 2019, requires that business operators shall not make false or misleading commercial promotion of the performance, functions, quality, sales, user evaluation, accolades, among others, so as to defraud or mislead customers.

Regulations on Broadcasting Audio-Video Programs through the Internet

The State Administration of Radio, Film and Television, or the SARFT (currently known as the National Press and Publication Administration) and the Ministry of Information Industry issued the Internet Audio-Video Program Measures on December 20, 2007 and as amended on August 28, 2015. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide internet audio-video program services without a License for Disseminating Audio-Video Programs through Information Network issued by the SARFT or SAPPRFT (as applicable) or the relevant local branches or completing the relevant registration with the SARFT or SAPPRFT (as applicable) or the relevant local branches and only wholly state-owned entities or state-controlled entities may engage in the production, editing, integration or consolidation, and transmission to the public through the internet, of audio-video programs, and the provision of audio-video program uploading and transmission services. There are uncertainties relating to the interpretation and implementation of the Internet Audio-Video Program Measures, and in particular, the scope of “Internet Audio-Video Programs.” However, the SARFT promulgated Audio-Visual Program Categories in 2010, which is updated on March 10, 2017, clarifying the scope of Internet Audio-Video Programs. According to the Audio-Visual Program Categories, there are four categories of internet audio-visual program service which in turn are divided into seventeen sub-categories. The third sub-category of the second category covers the making and broadcasting of certain specialized audio-visual programs concerning art, culture, technology, entertainment, finance, sports and education.

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

Regulation Related to Foreign Investment Restrictions

The MOFCOM and NDRC promulgated a list of special management measures for the market entry of foreign investments, or the Negative List, the latest version of which took effect on November 1, 2024. Pursuant to the Negative List, foreign investors (i) shall comply with certain restrictive requirements when engaging in restricted activities and (ii) shall not engage in prohibited activities. In particular, the provision of pre-school, ordinary senior high school and higher education services in China is restricted for foreign investors. Foreign investments in such education institutions are only allowed in the form of PRC-foreign cooperative schools in which the PRC party shall play a dominant role. In addition, the principal or the chief executive officer of an education institution shall be a PRC national and the representatives of the PRC party shall account for no less than half of the total number of members of the board of directors, the executive council or the joint administration committee of a PRC-foreign cooperative school. The Negative List further provides that foreign investors are prohibited from providing compulsory education services. The Negative List also provides that domestic companies engaged in foreign investment prohibited business and intend to offer and list securities in overseas markets shall obtain approval from relevant government authorities.

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

Amended Company Law

The establishment, operation and management of corporate entities in the PRC are governed by the Company Law of the PRC. On December 29, 2023, the Standing Committee of the National People’s Congress promulgated the amended Company Law of the PRC, which came into effect on July 1, 2024 and superseded the prior PRC Company Law which was amended in October 2018. The major revisions made by the amended PRC Company Law included improving the system for the establishment and liquidation of companies, optimizing organizational structures of companies, improving the capital system of companies, strengthening the responsibilities of the controlling shareholder and management staff, and enhancing the social responsibilities of companies, etc. With respect to the period for payment of the registered capital, pursuant to the amended PRC Company Law, all shareholders of a PRC limited liability company shall fully pay up the registered capital subscribed for by such shareholders within five years since the date of establishment of the PRC limited liability company, unless otherwise provided by laws and regulations. On July 1, 2024, the State Council issue the Provisions of the State Council on Implementing the Registered Capital Registration and Management System under the PRC Company Law, which further specified the detailed requirements and measures of the registration and management of registered capital under the amended PRC Company Law. Pursuant to such provisions, there shall be a three-year interim period from July 1, 2024 to June 30, 2027 for the existing companies to adjust their periods of capital contribution.

Regulations on Tax

Enterprise Income Tax

Pursuant to the EIT Law, which was promulgated by the NPC of the PRC on March 16, 2007, effective on January 1, 2008 and last amended by the Standing Committee of the NPC on February 24, 2017 and December 29, 2018, and its implementing rules, last amended by the State Council on December 6, 2024, enterprises are classified into resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25% while non-PRC resident enterprises without any branches in the PRC should pay an enterprise income tax in connection with their income from the PRC at the tax rate of 10%. According to the EIT Law, the enterprise income tax rate of a High and New Technology Enterprise is 15%. Pursuant to the Administrative Measures for the Recognition of High and New Technology Enterprises which were promulgated by Ministry of Science and Technology of the PRC and relevant authorities on April 14, 2008 and last amended on January 29, 2016 and came into effect on January 1, 2016, the Certificate of a High and New Technology Enterprise is valid for three years.

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

On February 17, 2023, with the approval of the State Council, the CSRC released the Overseas Listing Trial Measures, and five supporting guidelines, effective in March 2023, with two more supporting guidelines published thereafter and went effective successively in May 2023 and May 2024. According to the Overseas Listing Trial Measures, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC; (2) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China, or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China; and (3) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for initial public offering and listing in an overseas market, the issuer shall submit filings with the CSRC within three working days after such application is submitted.

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

On September 24, 2024, the State Council promulgated the Regulation on Network Data Security Management, or the Data Security Regulations , which came into effect on January 1, 2025. The Data Security Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and manner of data processing. The Data Security Regulations serve as a comprehensive implementing regulation for the compliance requirements set out by the Cybersecurity Law, Data Security Law, and Personal Information Protection Law. The Data Security Regulations introduce several key obligations, including requiring network data handlers to specify the purpose and method of personal information processing, as well as the types of personal information involved, before any personal information is handled. It clarifies definitions for important data, outlines the obligations of those handling important data, and establishes broader contractual requirements for data sharing between data handlers. In accordance with the Data Security Regulations, data processors shall apply for a national security review for any data processing activity that affects or may affect national security. In addition, the Data Security Regulations requires that data processors that process “important data” must conduct an annual data security assessment and submit the assessment report of the preceding year to the provincial competent authority. It remains to be seen how this regulation will be interpreted and implemented, and to what extent it will affect our operations.

On February 14, 2025, the CAC promulgated the Measures for the Administration of Personal Information Protection Compliance Audits, or the Personal Information Protection Audits Measures, which became effective on May 1, 2025. The Personal Information Protection Audits Measures require personal information processors that conduct their own compliance audits for personal information protection must ensure that either their internal compliance teams or designated external professional organizations perform periodic audits to assess adherence to applicable laws and administrative regulations governing personal information processing. The regulations provide that a personal information processor processing personal information of over 10 million individuals to conduct a compliance audit for personal information protection at least once every two years. Moreover, the CAC and other relevant authorities responsible for personal information protection may mandate that personal information processors engage external professional organizations to conduct compliance audits of their personal information processing activities: (i) when personal information significant risks are identified in personal information processing activities that could severely impact individual rights or indicate a serious lack of security measures; (ii) when processing activities may infringe upon the rights of numerous individuals; or (iii) in the event of a personal information security incident that results in the leakage, alteration, loss, or destruction of personal information of more than one million individuals, or sensitive personal information of over 100,000 individuals.

On March 21, 2025, the CAC issued the Measures on Safety Management of Facial Recognition Technology Application, or the Measures, effective on June 1, 2025. The “facial recognition technology” regulated in the Measures refers to the individual biometric recognition technology that identifies an individual based on its facial information. The Measure establishes basic requirements and processing rules for the use of facial recognition technology to process the facial information of individuals. For example, before using facial recognition technology to process facial information of individuals, personal information processors shall give comprehensive information to relevant individuals, which include, but not limited to, the following: (i) the name or contact details of the personal information processor; (ii) the purpose and method of processing facial information; and (iii) the retention period for the processed facial information. According to the Measures, the use of facial recognition technology to process facial information should have a specific purpose and sufficient necessity, while minimizing the impact on personal rights and the implementation of strict protective measures on the facial information. Where there are other non-facial recognition methods to achieve the same purpose or meet the same business requirements, facial recognition technology shall not be used as the only verification method. Furthermore, the personal information processors shall complete a filing procedure with competent cyberspace department within 30 working days once the number of stored facial information handled with application of facial recognition technology reaches 100,000 persons.

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

On March 7, 2025, the CAC released the Measures for Labeling Artificial Intelligence Generated Synthetic Contents, effective on September 1, 2025, which establishes requirements for network information service providers regarding the labeling of AI-generated synthetic content. Such content includes, but not limited to, the AI-generated texts, voices, videos, images or virtual scenes. Under these rules and regulations, all AI-generated synthetic content which may cause confusion or misidentification of the public must feature explicit labels to inform users that the content is AI-generated. For example, the text prompts, general symbol prompts or other explicit labels shall be added at the beginning, end or middle of the AI-generated texts to signify that the content contains AI-generated material. In addition, network information service providers shall feature implicit labels to the metadata of AI-generated content. Implicit labels shall include the attributes of the generated synthetic contents, the name or code of the service provider, content serial number and other production element information. The network information service providers are encouraged to use implicit labels in the form of digital watermark and other forms in the AI-generated synthetic contents.

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

C.          Organizational Structure

The following diagram sets out details of our significant subsidiaries and VIEs and VIE Subsidiaries as of February 28, 2025.

(1)	Mr. Bangxin Zhang is our chairman and chief executive officer who owned 27.3% of the common shares and 73.0% of the voting power of TAL Education Group as of April 30, 2025.
(2)	Mr. Yachao Liu is our director and chief operating officer who owned 4.2% of the common shares and 5.4% of the voting power of TAL Education Group as of April 30, 2025.
(3)	Among these schools, certain schools’ majority ownership are directly or indirectly held by Xueersi Education, and the remaining minority ownership are directly or indirectly held by Xueersi Network. For the other schools, Xueersi Education holds 100% ownership.

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

Exclusive Business Service Agreements. Pursuant to the Exclusive Business Cooperation Agreement entered into on June 25, 2010 by and among TAL Beijing, Xueersi Education, Xueersi Network, the equity holders, subsidiaries and schools of Xueersi Education and Xueersi Network, or the Agreement of Xueersi Education and Xueersi Network, which supersedes all agreements among parties with respect to subject matters thereof, TAL Beijing or its designated affiliates have the exclusive right to provide each of Xueersi Education and Xueersi Network and their subsidiaries and schools comprehensive intellectual property licensing and various technical and business support services. Pursuant to the Exclusive Management Services and Business Cooperation Agreement entered into by and between TAL Beijing and Xinxin Beijing on December 29, 2023, or the Agreement of Xinxin Beijing, TAL Beijing and its designated affiliates have the exclusive right to provide Xinxin Beijing and its subsidiaries and schools (if any) comprehensive intellectual property licensing and various technical and business support services. Pursuant to the Exclusive Management Services and Business Cooperation Agreement entered into by and between TAL Beijing and Xinxin Shenzhen on July 29, 2024, or the Agreement of Xinxin Shenzhen, TAL Beijing and its designated affiliates have the exclusive right to provide Xinxin Shenzhen and its subsidiaries comprehensive intellectual property licensing and various technical and business support services. The services under each of these agreements include, but are not limited to, employee training, technology development, transfer and consulting services, public relation services, market survey, research and consulting services, market development and planning services, human resource and internal information management, network development, upgrade and ordinary maintenance services, and software and trademark licensing and other additional services as the parties may mutually agree from time to time. Without the prior written consent of TAL Beijing, none of the VIEs or the VIE Subsidiaries may accept services provided by any third party which are covered by the agreements set forth above. TAL Beijing owns the exclusive intellectual property rights created as a result of the performance of these agreements. With respect to the Agreement of Xueersi Education and Xueersi Network, the relevant VIEs and VIE Subsidiaries agree to pay service fees to TAL Beijing or its designated affiliates on a fixed term and adjust the service fee rates from time to time at TAL Beijing’s discretion. Such agreement will not expire unless terminated pursuant by a mutual agreement of parties. With respect to the Agreement of Xinxin Beijing and the Agreement of Xinxin Shenzhen, the relevant VIEs and VIE Subsidiaries agree to pay service fees regularly to TAL Beijing or its designated affiliates and adjust the service fee rates from time to time at TAL Beijing’s discretion. Such agreement will not expire unless terminated pursuant to a prior written notice from TAL Beijing. Each of these agreements entitle TAL Beijing or its designated affiliates to charge the VIEs and VIE Subsidiaries service fees at TAL Beijing’s discretion.

Call Option Agreements. Pursuant to a call option agreement, dated on February 12, 2009, by and among TAL Beijing, Xueersi Education, Xueersi Network and the respective equity holders of Xueersi Education and Xueersi Network, the respective equity holders of Xueersi Education and Xueersi Network unconditionally and irrevocably granted TAL Beijing or its designated party an exclusive option to purchase from the equity holders part or all of the equity interests in Xueersi Education and Xueersi Network, as the case may be, for the minimum amount of consideration permitted by the applicable PRC laws and regulations under the circumstances where TAL Beijing or its designated party is permitted under PRC laws and regulations to own all or part of the equity interests of Xueersi Education and Xueersi Network or where we otherwise deem it necessary or appropriate to exercise the option. These agreements became effective on the date of execution and terminate when all of the obligations and rights under such agreements are completely performed. Pursuant to the call option agreement entered into by and among TAL Beijing, Xinxin Beijing and the equity holder of Xinxin Beijing on December 29, 2023, and the call option agreement entered into by and among TAL Beijing, Xinxin Shenzhen and the equity holder of Xinxin Shenzhen on July 29, 2024, the respective equity holders of Xinxin Beijing and Xinxin Shenzhen unconditionally and irrevocably granted TAL Beijing or its designated party an exclusive option to purchase from the equity holders part or all of the equity interests in Xinxin Beijing and Xinxin Shenzhen, and Xinxin Beijing and Xinxin Shenzhen unconditionally and irrevocably granted TAL Beijing or its designated party an exclusive option to purchase from Xinxin Beijing and Xinxin Shenzhen part or all of the assets in Xinxin Beijing and Xinxin Shenzhen, as the case may be, for the minimum amount of consideration permitted by the applicable PRC laws and regulations under the circumstances where TAL Beijing or its designated party is permitted under PRC laws and regulations to own all or part of the equity interests or assets of Xinxin Beijing and Xinxin Shenzhen or where we otherwise deem it necessary or appropriate to exercise the option. These agreements become effective on the date of execution and terminate upon a prior written notice from TAL Beijing. Under each of these agreements, TAL Beijing has sole discretion to decide when to exercise the option, and whether to exercise the option in part or in full. The key factor for us to decide whether to exercise the option is whether the current regulatory restrictions on foreign investment in the educational service business will be removed in the future, the likelihood of which we are not in a position to know or comment on.

Equity Pledge Agreements. Pursuant to an equity pledge agreement, dated on February 12, 2009, by and among TAL Beijing, Xueersi Education, Xueersi Network and the respective equity holders of Xueersi Education and Xueersi Network, and supplemental agreements, by and among TAL Beijing, Xueersi Education, Xueersi Network and their respective equity holders, the respective equity holders of Xueersi Education and Xueersi Network unconditionally and irrevocably pledged all of their equity interests in Xueersi Education and Xueersi Network to TAL Beijing to guarantee performance of the obligations of Xueersi Education and Xueersi Network and their respective subsidiaries and schools under the technology support and service agreements with TAL Beijing. The equity holders of Xueersi Education and Xueersi Network agree that, without the prior written consent of TAL Beijing, they will not transfer or dispose the pledged equity interests or create or allow any encumbrance on the pledged equity interests that would prejudice TAL Beijing’s interest.

TAL Beijing, Xinxin Beijing and the equity holder of Xinxin Beijing have entered into an equity pledge agreement on December 29, 2023, and TAL Beijing, Xinxin Shenzhen and the equity holder of Xinxin Shenzhen have entered into an equity pledge agreement on July 29, 2024, where similar terms have been made as the agreement summarized above. These agreements are effective on the date of execution and terminate when all the secured rights under the relevant agreements, as the case may be, are completely fulfilled or terminated in accordance thereof. The above pledges of the equity interests in Xueersi Network, Xueersi Education, Xinxin Beijing and Xinxin Shenzhen have been registered with the relevant local branch of the SAMR.

Letter of Undertaking or Entrustment Agreements. All of the equity holders of Xueersi Education and Xueersi Network have executed a letter of undertaking on September 8, 2010 to covenant with and undertake to TAL Beijing that, if, as the respective equity holders of Xueersi Education and Xueersi Network, such equity holders receive any dividends, interests, other distributions or remnant assets upon liquidation from Xueersi Education and Xueersi Network, such equity holders shall, to the extent permitted by applicable laws, regulations and legal procedures, remit all such income after payment of any applicable tax and other expenses required by laws and regulations to TAL Beijing without any compensation therefore. The equity holder of Xinxin Beijing has made similar undertakings in an entrustment agreement executed by and among TAL Beijing, Xinxin Beijing and the equity holder of Xinxin Beijing on December 29, 2023. The equity holder of Xinxin Shenzhen has made similar undertakings in an entrustment agreement executed by and among TAL Beijing, Xinxin Shenzhen and the equity holder of Xinxin Shenzhen on July 29, 2024.

Power of Attorney. Each of the equity holders of Xueersi Education and Xueersi Network has executed an irrevocable power of attorney on August 12, 2009, appointing TAL Beijing, or any person designated by TAL Beijing as their attorney-in-fact to vote on their behalf on all matters of Xueersi Education and Xueersi Network requiring equity holders’ approval under PRC laws and regulations and the articles of association of Xueersi Education and Xueersi Network. The equity holder of Xinxin Beijing has executed an irrevocable power of attorney on December 29, 2023, and equity holder of Xinxin Shenzhen has executed an irrevocable power of attorney on July 29, 2024, where similar terms have been made as the power of attorney of Xueersi Education and Xueersi Network summarized above. The power of attorney remains effective as long as the relevant person remains an equity holder of the VIE.

The articles of association of each of the VIEs states that the major rights of the equity holders in an equity holders’ meeting include the power to approve the operating strategy and investment plan, elect the executive directors and approve their compensation and review and approve the annual budget and earning distribution plan. Therefore, through the irrevocable power of attorney arrangement, TAL Beijing has the ability to exercise effective control over each of the VIEs respectively through equity holders’ votes and, through such votes, to also control the composition of the board of directors. In addition, the senior management team of each of the VIEs is the same as that of, or is appointed and controlled by, TAL Beijing. As a result of these contractual rights, we have the power to direct the activities of each of the VIEs that most significantly impact their economic performance. Accordingly, we are considered the primary beneficiary of these entities, whose financial results are consolidated in TAL Education Group’s consolidated financial statements under the U.S. GAAP for accounting purposes.

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

D.        Property, Plants and Equipment

Facilities

Our headquarters are located in Beijing, China. As of February 28, 2025, we owned approximately 135,489 square meters of office space in Beijing.

As of February 28, 2025, we leased approximately 92,500 square meters in Beijing, consisting of approximately 41,300 square meters of learning center and service center space and approximately 51,200 square meters of office space. In addition, as of February 28, 2025, we leased an aggregate of approximately 488,400 square meters of learning center and service center space and an aggregate of approximately 162,400 square meters of office space in 39 other cities throughout China and five cities out of China. These leases vary in duration from 0.1 to 20 years.

On March 19, 2019, we acquired land use rights of a parcel in Zhenjiang, Jiangsu for the construction of office building, at total cost of approximately RMB92 million for approximately 83,025 square meters. In December 2019, we entered into a contract, as amended from time to time, at total cost of approximately RMB1,006 million for the development of office space in Zhenjiang, Jiangsu, covering approximately 222,730 square meters of construction area. As of February 28, 2025, RMB896 million ($123.0 million) had been paid. We expect to complete the construction in 2025. We intend to fund the construction through cash on hand.

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

Specific Factors Affecting Our Results of Operations

We believe that our results of operations are more directly affected by specific factors relating to our business, which are primarily as follows:

Our ability to deliver high-quality products and services in our current business and attract and retain learners and customers

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

Our management of costs and expenses

Our ability to maintain and increase our operational efficiency also depends on our ability to effectively control our costs and expenses. Talent compensation is critical in ensuring development and delivery of high-quality products, contents and services. We offer competitive remuneration packages to our talents and expect to continue to do so in the future. Other important components of our cost of revenues and expenses include advertising and promotion expenses as well as rental expenses for our learning and service centers.

Key Components of Results of Operations

Net Revenues

In the fiscal years ended February 28, 2023, February 29, 2024 and February 28, 2025, we generated total net revenues of $1,019.8 million, $1,490.4 million and $2,250.2 million, respectively.

The primary sources of our revenues included (i) learning services and others, and (ii) learning content solutions.

The following table presents our net revenues disaggregated by revenue sources (net of discounts, value added tax and surcharges).

	For the Years Ended February 28/29,
	2023		2024		2025
	$	%	$	%	$	%

	(in thousands of $, except percentages)
Learning services and others	853,629	83.7	1,051,783	70.6	1,534,815	68.2
Learning content solutions	166,143	16.3	438,657	29.4	715,418	31.8
Total	1,019,772	100.0	1,490,440	100.0	2,250,233	100.0

Cost of Revenues and Operating Expenses

The following table sets forth, for the periods indicated, our cost of revenues and operating expenses, in absolute amounts and as percentages of the total net revenues:

	For the Years Ended February 28/29,
	2023		2024		2025
	$	%	$	%	$	%

	(in thousands of $, except percentages)
Net revenues	$1,019,772	100.0	$1,490,440	100.0	$2,250,233	100.0
Total cost of revenues(1)	(436,358)	(42.8)	(684,316)	(45.9)	(1,049,975)	(46.7)
Operating expenses:
Selling and marketing(2)	(283,036)	(27.8)	(461,851)	(31.0)	(748,750)	(33.3)
General and administrative(3)	(413,791)	(40.5)	(429,947)	(28.8)	(458,895)	(20.3)
Total operating expenses	$(696,827)	(68.3)	$(891,798)	(59.8)	$(1,207,645)	(53.6)

Notes:

(1)	Includes share-based compensation expenses of $11.3 million, $9.6 million and $6.4 million for the fiscal years ended February 28, 2023, February 29, 2024 and February 28, 2025, respectively.
(2)	Includes share-based compensation expenses of $30.7 million, $24.6 million and $16.1 million for the fiscal years ended February 28, 2023, February 29, 2024 and February 28, 2025, respectively.
(3)	Includes share-based compensation expenses of $66.6 million, $54.7 million and $42.4 million for the fiscal years ended February 28, 2023, February 29, 2024 and February 28, 2025, respectively.

Cost of Revenues

Our cost of revenues primarily consisted of costs of products and content materials, teaching fees, performance-linked bonuses and other compensation for our teachers, rental cost of our learning and service centers, compensation to personnel providing support for our services and products, depreciation, amortization and impairment of long-lived assets used in the provision of learning services, and other office supplies.

Operating Expenses

Our operating expenses consisted primarily of selling and marketing expenses and general and administrative expenses.

Our selling and marketing expenses primarily consisted of advertising expenses, marketing and promotional expenses, compensation to our personnel involved in sales and marketing activities, rental and utilities expenses relating to selling and marketing functions, and depreciation, amortization and impairment of long-lived assets used in our selling and marketing activities. Our selling and marketing expenses as a percentage of net revenues was 27.8%, 31.0% and 33.3% for the fiscal years ended February 28, 2023, February 29, 2024 and February 28, 2025, respectively.

Our general and administrative expenses primarily consisted of compensation paid to our management and administrative personnel, research and development expenses, costs of third-party professional services, rental and utilities expenses relating to office and administrative functions, and depreciation, amortization and impairment of long-lived assets used in our administrative activities. Our general and administrative expenses as a percentage of our total net revenues was 40.5%, 28.8% and 20.3% for the fiscal years ended February 28, 2023, February 29, 2024 and February 28, 2025, respectively.

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

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the first 2 million Hong Kong dollars of profits earned by a company are subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%, and each group of connected entities can nominate only one entity to benefit from the two-tiered tax rate. The provision for Hong Kong profits tax in our consolidated financial statements was immaterial during the fiscal year ended February 28, 2025.

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

The following preferential tax treatments are enjoyed by certain of our subsidiaries and VIEs and VIE Subsidiaries:

●	TAL Beijing and Beijing Xintang Sichuang are qualified as High and New Technology Enterprises, or HNTE, and accordingly would be entitled to a preferential tax rate of 15% from calendar years 2020 through 2025.
●	Yizhen Xuesi is qualified as HNTE and accordingly entitled to a preferential tax rate of 15% from calendar years 2023 through 2026.

●	Shenzhen Xingtong is qualified as HNTE and accordingly entitled to a preferential tax rate of 15% from calendar years 2024 through 2026.

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

On September 29, 2018, the SAT promulgated Notice on the Scope of Application Concerning the Policy for Temporary Exemption of Withholding Income Tax on Direct Investment by Overseas Investors with Distributed Profits, or Circular 102. Pursuant to Circular 102, the scope of application of the temporary exemption of Withholding Income Tax was expanded from where overseas investors use the profits obtained from resident enterprises within China to invest directly in the encouraged investment projects, to where overseas investors use the profits obtained from resident enterprises within China to invest directly in all projects and fields which are not prohibited from foreign investment.

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

Fair value of level 3 available-for-sale investments

Available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income / (loss) as a component of shareholders’ equity. Declines in the fair value of individual available-for-sale investments below their amortized cost due to credit-related factors are recognized as an allowance for credit losses, whereas if declines in the fair value are not due to credit-related factors, the loss is recorded in other comprehensive income / (loss).

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

	For the Years Ended February 28/29,
	2023		2024		2025
	$	%	$	%	$	%

	(in thousands of $, except percentages)
Net revenues	$1,019,772	100.0%	$1,490,440	100.0%	$2,250,233	100.0%
Cost of revenues(1)	(436,358)	(42.8)	(684,316)	(45.9)	(1,049,975)	(46.7)
Gross profit	583,414	57.2	806,124	54.1	1,200,258	53.3
Operating expenses
Selling and marketing(2)	(283,036)	(27.8)	(461,851)	(31.0)	(748,750)	(33.3)
General and administrative(3)	(413,791)	(40.5)	(429,947)	(28.8)	(458,895)	(20.3)
Total operating expenses	(696,827)	(68.3)	(891,798)	(59.8)	(1,207,645)	(53.6)
Government subsidies	22,683	2.2	16,445	1.1	4,232	0.2
Loss from operations	(90,730)	(8.9)	(69,229)	(4.6)	(3,155)	(0.1)
Interest income, net	61,564	6.0	84,928	5.7	83,482	3.7
Other (expense)/income	(82,416)	(8.0)	48,766	3.3	64,717	2.9
Gain from disposal of a subsidiary	9,550	0.9	—	—	—	—
Impairment loss on long-term investments	(7,687)	(0.8)	(46,982)	(3.2)	(12,933)	(0.6)
(Loss)/income before income tax and loss from equity method investments	(109,719)	(10.8)	17,483	1.2	132,111	5.9
Income tax expenses	(20,011)	(2.0)	(15,379)	(1.0)	(38,320)	(1.7)
Loss from equity method investments	(2,248)	(0.2)	(6,242)	(0.4)	(9,531)	(0.4)
Net (loss) /income	(131,978)	(13.0)	(4,138)	(0.2)	84,260	3.8
Add: Net (income) /loss attributable to non-controlling interests shareholders	(3,634)	(0.3)	565	(0.0)	331	(0.0)
Net (loss)/income attributable to TAL Education Group’s shareholders	$(135,612)	(13.3)	$(3,573)	(0.2)	$84,591	3.8
(1)	Includes share-based compensation expenses of $11.3 million, $9.6 million and $6.4 million for the fiscal years ended February 28, 2023, February 29, 2024 and February 28, 2025, respectively.
(2)	Includes share-based compensation expenses of $30.7 million, $24.6 million and $16.1 million for the fiscal years ended February 28, 2023, February 29, 2024 and February 28, 2025, respectively.
(3)	Includes share-based compensation expenses of $66.6 million, $54.7 million and $42.4 million for the fiscal years ended February 28, 2023, February 29, 2024 and February 28, 2025, respectively.

Fiscal Year Ended February 28, 2025 Compared to Fiscal Year Ended February 29, 2024

Net Revenues

Our total net revenues increased by 51.0% to $2,250.2 million for the fiscal year ended February 28, 2025 from $1,490.4 million for the fiscal year ended February 29, 2024. The increase was mainly due to the increase of $483.0 million in learning services and others and increase of $276.8 million in learning content solutions, respectively, as further discussed below.

Learning services and others

Revenues from learning services and others increased by 45.9% to $1,534.8 million for the fiscal year ended February 28, 2025 from $1,051.8 million for the fiscal year ended February 29, 2024. The increase was primarily due to the year-over-year enrollment growth of Xueersi Peiyou as a result of the expansion of our capacity.

Learning content solutions

Revenues from learning content solutions increased by 63.1% to $715.4 million for the fiscal year ended February 28, 2025 from $438.6 million for the fiscal year ended February 29, 2024. The increase was mainly attributed to the sales volume growth of our physical products bundled with digital resources, which was fueled by our enhanced product development and go-to-market capabilities.

Operating Costs and Expenses

In the fiscal year ended February 28, 2025, our operating costs and expenses were $2,257.6 million, representing a 43.2% increase from $1,576.1 million in the fiscal year ended February 29, 2024. The increase was primarily due to increases in cost of revenues and selling and marketing expenses.

Cost of Revenues. Our cost of revenues increased by 53.4% to $1,050.0 million for the fiscal year ended February 28, 2025 from $684.3 million for the fiscal year ended February 29, 2024. This increase was primarily due to the increases in (i) costs of products and content materials of $91.3 million primarily due to the growth of Xueersi Peiyou and the sales volume growth of our physical products bundled with digital resources, (ⅱ) rental cost of our learning and service centers of $55.7 million due to our capacity expansion for Xueersi Peiyou, (ⅲ) compensation to personnel providing support for our services and products of $46.9 million and (ⅳ) teaching fees, performance-linked bonuses and other compensation for our teachers of $96.7 million primarily due to the increase in our workforce, which were in turn driven by the expansion of our business. The increase trend in cost of revenues is consistent with our revenue growth.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 62.1% to $748.8 million for the fiscal year ended February 28, 2025 from $461.9 million for the fiscal year ended February 29, 2024. This increase was primarily due to increase in advertising, marketing and promotional activities. Selling and marketing expenses for the fiscal year ended February 28, 2025 also included $16.1 million in share-based compensation expenses, as compared to $24.6 million for the fiscal year ended February 29, 2024.

General and Administrative Expenses. Our general and administrative expenses increased by 6.7% to $458.9 million for the fiscal year ended February 28, 2025 from $429.9 million for the fiscal year ended February 29, 2024. Our general and administrative expenses increased slightly despite substantial increase in revenues from fiscal year 2024 to fiscal year 2025 because our general and administrative expenses primarily consist of compensation paid to our management and administrative personnel, which do not grow in a linear manner with revenue growth. In addition, as we scaled our business, we have made effort to optimize our operational efficiency.

Gross Profit Margin

Our gross profit margin slightly decreased to 53.3% for the fiscal year ended February 28, 2025 from 54.1% for the fiscal year ended February 29, 2024. The decrease was the result of an increase in our cost of revenues as a percentage of net revenues from 45.9% in fiscal year 2024 to 46.7% in fiscal year 2025. The primary driver behind this uptick was a 1.0% increase in the rental cost of our learning and service centers as a percentage of net revenues, which was attributed to our capacity expansion for Xueersi Peiyou.

Government Subsidies

We received government subsidies related to government sponsored projects and recorded such government subsidies as a liability when such government subsidies were received and recorded it as other operating income when there was no further performance obligation. We received government subsidies of $3.8 million for the fiscal year ended February 28, 2025, compared to $16.5 million for the fiscal year ended February 29, 2024. We recorded $4.2 million and $16.4 million government subsidies as other operating income for the fiscal years ended February 28, 2025 and February 29, 2024, respectively.

Interest Income, Net

We had interest income, net of $83.5 million for the fiscal year ended February 28, 2025, compared to $84.9 million for the fiscal year ended February 29, 2024. In both fiscal years, our interest income consisted primarily of interest earned from our cash and cash equivalents and short-term investments, and remained relatively stable.

Other Income

We recorded other income of $64.7 million and $48.8 million for the fiscal year ended February 28, 2025 and February 29, 2024, respectively, which was primarily due to an increase in the fair value of our wealth management products.

Impairment Loss on Long-Term Investments

We incurred $12.9 million of impairment loss on long-term investments for the fiscal year ended February 28, 2025, compared to $47.0 million for the fiscal year ended February 29, 2024. Impairment loss on long-term investments was due to declines in the value of long-term investments in several investees.

Income Tax Expenses

We had $38.3 million of income tax expenses for the fiscal year ended February 28, 2025, compared to $15.4 million of income tax expenses for the fiscal year ended February 29, 2024.

Net Income/(Loss)

As a result of the foregoing, we recorded net income of $84.3 million for the fiscal year ended February 28, 2025, compared to net loss of $4.1 million for the fiscal year ended February 29, 2024.

Fiscal Year Ended February 29, 2024 Compared to Fiscal Year Ended February 28, 2023

Net Revenues

Our total net revenues increased by 46.2% to $1,490.4 million for the fiscal year ended February 29, 2024 from $1,019.8 million for the fiscal year ended February 28, 2023. The increase was mainly due to the increase of $198.2 million in learning services and others and increase of $272.5 million in learning content solutions, respectively, as further discussed below.

Learning services and others

Revenues from learning services and others increased by 23.2% to $1,051.8 million for the fiscal year ended February 29, 2024 from $853.6 million for the fiscal year ended February 28, 2023. The increase was primarily due to an uptick in enrollments of Xueersi Peiyou as a result of the expansion of our capacity.

Learning content solutions

Revenues from learning content solutions increased by 164.0% to $438.6 million for the fiscal year ended February 29, 2024 from $166.1 million for the fiscal year ended February 28, 2023. The increase was mainly attributed to the sales volume growth of our physical products bundled with digital resources, which was primarily spurred by the roll out of multiple new series of AI-driven learning devices in fiscal year 2024.

Operating Costs and Expenses

In the fiscal year ended February 29, 2024, our operating costs and expenses were $1,576.1 million, representing a 39.1% increase from $1,133.2 million in the fiscal year ended February 28, 2023. The increase was primarily due to increases in cost of revenues and selling and marketing expenses.

Cost of Revenues. Our cost of revenues increased by 56.8% to $684.3 million for the fiscal year ended February 29, 2024 from $436.4 million for the fiscal year ended February 28, 2023. This increase was primarily due to the increases in (i) costs of products and content materials of $120.8 million primarily due to the sales volume growth of our physical products bundled with digital resources, (ⅱ) compensation to personnel providing support for our services and products of $35.2 million and (ⅲ) teaching fees, performance-linked bonuses and other compensation for our teachers of $28.7 million primarily due to the increase in our workforce, which were in turn driven by the expansion of our business. The increase trend in cost of revenues is consistent with our revenue growth.

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

General and Administrative Expenses. Our general and administrative expenses increased by 3.9% to $429.9 million for the fiscal year ended February 29, 2024 from $413.8 million for the fiscal year ended February 28, 2023. Our general and administrative expenses remained relatively flat despite substantial increase in revenues from fiscal year 2023 to fiscal year 2024 because our general and administrative expenses primarily consist of compensation paid to our management and administrative personnel, which do not grow in a linear manner with revenue growth. In addition, as we scaled our business, we have made effort to optimize our operational efficiency.

Gross Profit Margin

Our gross profit margin decreased to 54.1% for the fiscal year ended February 29, 2024 from 57.2% for the fiscal year ended February 28, 2023. The decrease was the result of an increase in our cost of revenues as a percentage of net revenues from 42.8% in fiscal year 2023 to 45.9% in fiscal year 2024. This increase was mainly due to the increase of 5.6% of costs of products and content materials as a percentage of net revenues due to the change in products mix, in particular, increased sales of our physical products bundled with digital resources, partially offset by the decrease of 2.8% of teaching fees, performance-linked bonuses and other compensation for our teachers as a percentage of net revenues.

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

Interest Income

We had interest income of $84.9 million for the fiscal year ended February 29, 2024, compared to $61.6 million for the fiscal year ended February 28, 2023. Our interest income in both fiscal years consisted primarily of interest earned from our cash and cash equivalents and short-term investments. The increase in our interest income from fiscal year 2023 to fiscal year 2024 was primarily due to the changes in the market environment and our cash management strategies. In particular, in fiscal year 2024, we invested in more term deposits with higher interest rates than in 2023.

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

Income Tax Expenses

We had $15.4 million of income tax expenses for the fiscal year ended February 29, 2024, compared to $20.0 million of income tax expenses for the fiscal year ended February 28, 2023.

Net Loss

As a result of the foregoing, net loss was $4.1 million for fiscal year ended February 29, 2024, compared to net loss of $132.0 million for the fiscal year ended February 28, 2023.

Inflation

According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index in China for February 2023, 2024 and 2025 were an increase of 1.0%, an increase of 0.7% and a decrease of 0.7%, respectively. Inflation has had some impact on our operations in recent years, in the form of higher salaries for our teachers and other staff and higher rental payments for certain of the office space and service center and learning center space we lease. We can provide no assurance that we will not continue to be affected in the future by higher rates of inflation in China, or that we will be able to adjust our tuition rates to mitigate the impact of inflation on our results of operations.

Recent Accounting Pronouncements

A list of recent accounting pronouncements that are relevant to us is included in Note 2 to our audited consolidated financial statements included elsewhere in this annual report.

B.       Liquidity and Capital Resources

Cash Flows and Working Capital

In recent years, we have financed our operations and the expansion of our business primarily through cash flows from operations and other financing activities, such as proceeds from our various private placements of our common shares, offering or private placement of convertible notes and certain credit facilities. As of February 28, 2025, we had $1,771.3 million in cash and cash equivalents, $220.5 million in restricted cash and $1,847.1 million in short-term investments. Our cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments, which are unrestricted as to withdrawal or use, or have original maturities of three months or less when purchased. Our restricted cash mainly represents security deposits held in designated bank accounts for future transactions, deposits required by PRC government authorities related to learning programs and services and establishment of new schools and subsidiaries. The short-term investments primarily consist of wealth management products with variable interest rates with original maturity of less than one year and more than three months.

The following table sets forth a summary of our cash and cash equivalents, restricted cash and short-term investments inside and outside China as of February 28, 2025.

	Cash, cash	Cash, cash	Total
	equivalents	equivalents	cash, cash
	and	and	equivalents		Short-term
	restricted	restricted	and	Short-term	investments	Total
	cash in	cash in other	restricted	investments	in other	short-term
	RMB	currencies	cash	in RMB	currencies	investments

	(in thousands)
Entities outside China	3,800	1,110,250	1,114,050	—	1,510,867	1,510,867
VIEs in China	728,646	554	729,200	27,550	—	27,550
Non-VIEs in China	148,330	151	148,481	308,703	—	308,703
Entities inside China	876,976	705	877,681	336,253	—	336,253
Total	880,776	1,110,955	1,991,731	336,253	1,510,867	1,847,120

Although we consolidate the results of the VIEs, our access to the VIEs is only through the VIE Contractual Arrangements. See “Item 4. Information on the Company—C. Organizational Structure—VIE Contractual Arrangements.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

In August 2024, we entered into two loan facility agreements with commercial banks based in China, pursuant to which we may borrow an aggregate maximum amount of up to RMB600 million. Each of the credit facilities has a term of one year or less and an effective drawdown period of one year or less. The Company drew down loans in an aggregate amount of RMB400 million from such loan facilities and subsequently made full repayments for these loans in fiscal year 2025.

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

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Years Ended February 28/29,
	2023	2024	2025

	(in thousands of $)
Net cash provided by operating activities	$7,358	$306,172	$397,923
Net cash (used in) / provided by investing activities	(301,626)	95,068	(847,028)
Net cash used in financing activities	(66,184)	(233,095)	(13,167)
Effect of exchange rate changes	(26,427)	(5,576)	(3,473)
Net (decrease) / increase in cash, cash equivalents and restricted cash	(386,879)	162,569	(465,745)
Cash, cash equivalents and restricted cash at the beginning of the year	2,681,786	2,294,907	2,457,476
Cash, cash equivalents and restricted cash at end of the year	$2,294,907	$2,457,476	$1,991,731

Operating Activities

Net cash provided by operating activities amounted to $397.9 million in the fiscal year ended February 28, 2025, as compared to net cash provided by operating activities of $306.2 million in the fiscal year ended February 29, 2024. Net cash provided by operating activities in the fiscal year ended February 28, 2025 reflected net income of $84.3 million, adjusted by non-cash expenses and gain, mainly including share-based compensation expenses of $64.9 million, and changes in operating assets and liabilities, mainly because a significant amount of cash payments for our learning services and others were recorded as deferred revenues, and due to the growth of our learnings services and others in fiscal year 2025 as the result of our capacity expansion for Xueersi Peiyou, our deferred revenue significantly increased by $242.9 million as of the end of fiscal year 2025 as compared to the end of fiscal year 2024.

Net cash provided by operating activities in fiscal year 2025 increased by $91.8 million compared to that in fiscal year 2024. This year-over-year increase was primarily because (i) we turned net losses into net profits and achieved a net profit increase of $88.4 million, and (ii) an increase in the movement of deferred revenue of $52.0 million, as a result of the growth of our learning services due to our capacity expansion for Xueersi Peiyou, partially offset by (i) a decrease in share-based compensation expenses of $24.0 million, and (ii) a decrease in impairment loss on long-term investments of $34.0 million.

Net cash provided by operating activities amounted to $306.2 million in the fiscal year ended February 29, 2024, as compared to net cash provided by operating activities of $7.4 million in the fiscal year ended February 28, 2023. While we had net loss of $4.1 million in fiscal year 2024, we had net cash provided by operating activities of $306.2 million primarily because (i) a significant amount of cash payments for our learning services and others were recorded as deferred revenues, and due to the growth of our learnings services and others in fiscal year 2024 as the result of our capacity expansion for Xueersi Peiyou, our deferred revenue significantly increased by $190.9 million as of the end of fiscal year 2024 as compared to the end of fiscal year 2023; and (ii) a significant portion of our expenses were non-cash in nature, primarily including share-based compensation expenses of $88.9 million, and impairment loss on long-term investments of $47.0 million recorded based on our impairment assessment of the investments in several investees after reviewing their financial performance as of February 29, 2024. Such non-cash expenses were partially offset by gain on fair value change of investments of $21.7 million.

Net cash provided by operating activities in fiscal year 2024 increased by $298.8 million compared to that in fiscal year 2023. This year-over-year increase reflected the narrowed net loss of $127.8 million, as well as an increase in the movement of deferred revenue of $136.8 million, as a result of the growth of our learning services resulting from our capacity expansion for Xueersi Peiyou.

Investing Activities

Net cash used in investing activities amounted to $847.0 million in the fiscal year ended February 28, 2025, as compared to net cash provided by investing activities of $95.1 million in the fiscal year ended February 29, 2024. Net cash used in investing activities in the fiscal year ended February 28, 2025 primarily related to purchase of short-term investments of $2,083.4 million, payments for long-term investments of $101.8 million, and purchase of property and equipment of $111.7 million, partially offset by proceeds from maturity of short-term investment of $1,428.3 million.

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

Financing Activities

Net cash used in financing activities amounted to $13.2 million in the fiscal year ended February 28, 2025, as compared to net cash used in financing activities of $233.1 million in the fiscal year ended February 29, 2024. Net cash used in financing activities in the fiscal year ended February 28, 2025 was mainly attributable to net proceeds and repayment of short-term debts and repurchases of our common shares.

Net cash used in financing activities amounted to $233.1 million in the fiscal year ended February 29, 2024, as compared to net cash used in financing activities of $66.2 million in the fiscal year ended February 28, 2023. Net cash used in financing activities in the fiscal year ended February 29, 2024 was mainly attributable to repurchases of our common shares.

Material Cash Requirements

Our material cash requirements as of February 28, 2025 and any subsequent interim period primarily include our capital expenditures, lease property management fee obligations, purchase of property and equipment obligations, and long-term investment obligations.

For the fiscal years 2023 to 2025, our primary capital expenditures were mainly related to construction projects costs, leasehold improvements and purchase of servers, computers, network equipment, and software systems. Our capital expenditures were $90.3 million, $118.6 million and $111.5 million for the fiscal years ended February 28, 2023, February 29, 2024 and February 28, 2025, respectively, representing 8.9%, 8.0% and 5.0% of our total net revenues for such years, respectively. See “Item 4. Information on the Company—D. Property, Plants and Equipment” for more information.

Our lease property management fee obligations represent our non-cancelable agreements for property management fees in relation to leases for our offices, learning centers and service centers. As of February 28, 2025, the payment due within one year and thereafter for our lease property management fee obligations amounted to $20.2 million.

Purchase of property and equipment obligations represent our outstanding capital commitments mainly relating to capital expenditures of office space construction in Jiangsu. As of February 28, 2025, the payment due within one year and thereafter for our purchase of property and equipment obligations amounted to $83.8 million.

Our long-term investment obligations represent obligations in connection with several investments as of February 28, 2025. As of February 28, 2025, the payment due within one year and thereafter for our long-term investment obligations amounted to $2.7 million.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of February 28, 2025.

Holding Company Structure

Overview

We are a holding company with no material operations of our own. A substantial majority of our learning business in China is conducted through the VIE Contractual Arrangements. See “Item 4. Information on the Company—C. Organizational Structure—VIE Contractual Arrangements.” In the fiscal years ended February 28, 2023, February 29, 2024 and February 28, 2025, the VIEs and VIE Subsidiaries contributed 84.9%, 82.6% and 81.5%, respectively, of our total net revenues.

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

Dividend Distributions

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends upon dividends and other distributions paid to us by our PRC subsidiaries. The amount of dividends paid by our PRC subsidiaries to us primarily depends on the service fees paid to our PRC subsidiaries from the VIEs, and, to a lesser degree, our PRC subsidiaries’ retained earnings. In the fiscal years ended February 28, 2023, February 29, 2024 and February 28, 2025, TAL Beijing and its designated PRC subsidiaries collectively charged $96.2 million, $201.1 million and $345.8 million in service fees, respectively, to the VIEs. The VIEs collectively paid $316.1 million, $196.4 million and $170.1 million in service fees to TAL Beijing and its designated PRC subsidiaries in the fiscal years ended February 28, 2023, February 29, 2024 and February 28, 2025, respectively. As of February 28, 2023, February 29, 2024 and February 28, 2025, the balance of the amount payable for the fees was $532.3 million, $537.0 million and $712.7 million, respectively.

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

Pursuant to the VIE Contractual Arrangements, the earnings and cash of each of the VIEs (including dividends received from their respective VIE Subsidiaries) are used to pay service fees in RMB to TAL Beijing or its designated affiliates, as applicable, in the manner and amount set forth in the VIE Contractual Arrangements. After paying the applicable withholding taxes, making appropriations for its statutory reserve requirement and retaining any profits from accumulated profits, the remaining net profits of TAL Beijing and its designated affiliates would be available for distribution to TAL Hong Kong, and from TAL Hong Kong to our company. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Dividends we receive from our PRC subsidiaries may be subject to PRC withholding tax” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation” for detailed discussions on withholding taxes. As of February 28, 2025, the net assets of our PRC subsidiaries and VIEs and VIE Subsidiaries which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate $903.4 million, and the net assets of our PRC subsidiaries and VIEs and VIE Subsidiaries which were unrestricted and thus available for distribution was in aggregate $2,841.2 million.

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

D.       Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended February 28, 2025 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.       Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Estimates.”

Item 6.    Directors, Senior Management and Employees

A.       Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Bangxin Zhang	44	Chairman of the Board of Directors and Chief Executive Officer
Yachao Liu	43	Director and Chief Operating Officer
Kaifu Zhang	40	Independent Director
Yi Wang	53	Independent Director
Janet Yan Feng	48	Independent Director
Alex Zhuangzhuang Peng	51	President and Chief Financial Officer
Mi Tian	42	Chief Technology Officer

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

Yi Wang has served as our independent director since April 2025. Mr. Wang has also served as the Executive Director of the Harvard Center Shanghai since 2014, where he oversees Harvard University’s initiatives and programs in China. Prior to his role at Harvard, Mr. Wang held significant positions in the corporate sector, including Managing Director at Goldman Sachs and Partner at McKinsey & Company. He also served the financial industry as an independent director of Citibank (China) from 2017 to 2023. In addition to his professional endeavors, Mr. Wang is deeply committed to education-related charitable work. He is the co-founder and Vice Chair of the Board of UWC Changshu China and a founding board member of Tsinglan School in Dongguan, China. Mr. Wang earned a Bachelor of Arts in Physics and Astrophysics from Harvard College and attended the MBA program in Saïd Business School, University of Oxford.

Janet Yan Feng has served as our independent director since April 2022. Ms. Feng, a senior vice president of TRIP.COM GROUP LIMITED (Nasdaq: TCOM; SEHK: 9961), currently serves as the chief executive officer of its Transportation Business Group and as the chief executive officer of Ctrip Finance. Ms. Feng joined TRIP.COM in 2004 and has held a number of managerial positions. Prior to that, Ms. Feng served as a senior auditor at PricewaterhouseCoopers Zhong Tian LLP from 2000 to 2004. In addition, Ms. Feng currently serves as the vice chairman of Shanghai ShangCheng Consumer Finance Corporation Limited and a director of Mox Bank Limited. Ms. Feng received a bachelor’s degree in June 2000 and an MBA degree in March 2008 from Shanghai Jiao Tong University, and an EMBA degree from Tsinghua University PBC School of Finance in June 2023.

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

B.       Compensation

For the fiscal year ended February 28, 2025, the aggregate cash compensation we paid to our executive officers and directors as a group was approximately $2.8 million. We do not pay our independent directors in cash for their services on our board. For the fiscal year ended February 28, 2025, we granted 164,667 share options to purchase 164,667 Class A common shares to our executive officers and non-executive directors. For the fiscal year ended February 28, 2025, we recognized total share-based compensation expense of $6.5 million for our executive officers and non-executive directors. See “—Share Incentive Plans.”

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

As of April 30, 2025, 4,232,126 non-vested restricted Class A common shares and 980,266 share options to purchase 980,266 Class A common shares under the 2010 Plan and the 2020 Plan previously granted to our employees and directors are outstanding. The following table summarizes, as of April 30, 2025, the share options and non-vested restricted shares granted and outstanding under our share incentive plan to our directors and executive officers and to other individuals as a group.

	Number of Class A
	Common Shares
	Underlying Share		Exercise
	Options and Class A		Price ($per
Name	Restricted Shares		share)	Date of Grant	Date of Expiration
Kaifu Zhang	*	(1)	—	October 26, 2023	10 years from the date of the grant
Janet Yan Feng	*	(1)	—	July 26, 2022	10 years from the date of the grant
	*	(2)	$0.03	April 26, 2025	10 years from the date of the grant
Yachao Liu	*	(1)	—	October 25, 2013 / March 1, 2014/ October 11, 2018	13 years from the date of the grant
	*	(2)	$0.03	August 5, 2024	10 years from the date of the grant
Alex Zhuangzhuang Peng	*	(1)	—	April 26, 2021 / December 15, 2021	10 years from the date of the grant
	*	(2)	$0.03	April 26, 2022	10 years from the date of the grant
Mi Tian	*	(1)	—	September 30, 2020/ April 26, 2021 / October 26, 2021	10 years from the date of the grant
	*	(2)	from $0.03 to $3.00	July 26, 2019 / September 30, 2020 / April 26, 2022/ August 5, 2024	10 years from the date of the grant
Yi Wang	*	(1)	—	April 26, 2025	10 years from the date of the grant
Other individuals as a group	4,017,158	(1)	—	—	10 or 13 years from the date of the grant
	397,929	(2)	from $0.03 to $109.98	—	10 or 12 years from the date of the grant

Notes:

*Less than 1% of the outstanding common shares.

(1)Non-vested restricted shares.
(2)	Share options.

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

Audit Committee. Our audit committee consists of Ms. Janet Yan Feng, Mr. Yi Wang and Dr. Kaifu Zhang. Ms. Feng, Mr. Wang and Dr. Zhang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. Ms. Feng is the chair of our audit committee. Our board of directors has determined that Ms. Feng is an audit committee financial expert as defined in the instructions to Item 16A of Form 20-F. Each of Mr. Wang and Dr. Zhang is financially literate. The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the independent auditor’s qualifications and independence and (iv) the performance of our internal audit function and independent auditor. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Yi Wang, Dr. Kaifu Zhang and Ms. Janet Yan Feng. Mr. Wang, Dr. Zhang and Ms. Feng satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Mr. Wang is the chair of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors; and
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Dr. Kaifu Zhang, Mr. Yi Wang and Ms. Janet Yan Feng. Dr. Zhang, Mr. Wang and Ms. Feng satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Dr. Zhang is the chair of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D.       Employees

We had approximately 11,700, 15,000 and 23,000 full-time employees as of February 28, 2023, February 29, 2024 and February 28, 2025, respectively. Of our total number of full-time employees as of February 28, 2025, approximately 7,200 were located in Beijing, and 15,800 in other places of China and outside of China.

In addition to full-time employees, from time to time, we also employ contract teachers, contract labor and engage independent consultants to support our teaching, curriculum and course material development and other activities. As of February 28, 2025, we had approximately 2,000 contract teachers. We remunerate our employees with basic salaries as well as performance-based bonuses. None of our employees are represented by collective bargaining arrangements. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

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

E.       Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares (including shares represented by our ADSs), as of April 30, 2025, by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our common shares.

	Shares Beneficially Owned
			% of Voting
	Number(1)	%(2)	Power(3)
Directors and Executive Officers:
Bangxin Zhang(4)	55,563,064	27.3%	73.0%
Kaifu Zhang	*	*	*
Yi Wang	*	*	*
Janet Yan Feng	*	*	*
Yachao Liu(5)	8,444,536	4.2%	5.4%
Alex Zhuangzhuang Peng	*	*	*
Mi Tian	*	*	*
All directors and executive officers as a group	64,344,127	31.6%	78.5%
Principal Shareholders:
Bright Unison Limited(6)	46,765,564	23.0%	59.4%

*     Less than 1% of our total outstanding shares or voting power.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, restricted shares or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.
(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (1) 203,320,229, being the number of common shares issued and outstanding as of April 30, 2025, and (2) the number of shares such person or group has the right to acquire or receive within 60 days after April 30, 2025.
(3)

Percentage of total voting power represents voting power with respect to all of our Class A and Class B common shares, as a single class. As of April 30, 2025, our issued and outstanding share capital consisted of 154,166,625 Class A common shares and 49,153,604 Class B common shares. Each holder of our Class B common shares is entitled to ten votes per Class B common share and each holder of Class A common shares is entitled to one vote per Class A common share held by our shareholders on all matters submitted to them for a vote. Our Class A common shares and Class B common shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B common shares are convertible at any time by the holder into Class A common shares on a 1:1 basis.

(4)

Consists of (i) 9,346,960 Class A common shares and 37,418,604 Class B common shares held by Bright Unison Limited, a British Virgin Islands company, and (ii) 8,797,500 Class B common shares held by FAITH FIT LIMITED, a British Virgin Islands company. Bangxin Zhang has the power to direct the retention or disposal of, and the exercise of any voting rights attached to, the foregoing shares through a trust structure. For more details, see Schedule 13G/A filed by the relevant reporting persons on February 4, 2022. Bangxin Zhang’s business address is TAL Building No.1, Courtyard No. 9, Qixin Middle Street, Changping District, Beijing 102200, People’s Republic of China.

(5)

Consists of (i) 2,937,500 Class A common shares and 2,937,500 Class B common shares held by Perfect Wisdom International Limited, a British Virgin Islands company, (ii) 2,504,166 Class A common shares held by COMPLETE HONOUR GLOBAL LIMITED, a British Virgin Islands company, and (iii) 65,370 Class A common shares in the form of ADS. Yachao Liu has the power to direct the retention or disposal of, and the exercise of any voting rights attached to, the foregoing shares through a trust structure. Yachao Liu’s business address is TAL Building No.1, Courtyard No. 9, Qixin Middle Street, Changping District, Beijing 102200, People’s Republic of China.

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

To our knowledge, as of April 30, 2025, 137,377,997 of our issued and outstanding Class A common shares were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A common shares in the United States.

For the restricted Class A common shares granted to our directors, executive officers, employees and consultants, please refer to “—B. Compensation—Share Incentive Plan.”

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.       Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

On November 29, 2023, our board of directors adopted an Incentive Compensation Clawback Policy, or the Clawback Policy, providing for the recoupment of certain incentive-based compensation from current and former executive officers of our company in the event we are required to restate any of our financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new NYSE continued listing standards introduced pursuant to Exchange Act Rule 10D-1. In addition, Section 304 of the Sarbanes-Oxley Act of 2002 permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy has been incorporated by reference to Exhibit 97.1 to our annual report on Form 20-F for the fiscal year ended February 29, 2024, which was filed with the SEC on May 31, 2024.

In the fiscal year ended February 28, 2025, we were not required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Clawback Policy, nor were there any outstanding balance as of February 28, 2025 of erroneously awarded compensation to be recovered.

Item 7.  Major Shareholders and Related Party Transactions

A.       Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.       Related Party Transactions

Transactions with Related Investees

We have amounts due from related parties representing loans and prepayments to certain investees for service fees. As of February 29, 2024, we had $0.4 million current and non-current amounts due from related parties. As of February 28, 2025, we had $0.1 million current and non-current amounts due from related parties. For the fiscal years ended February 28, 2023, February 29, 2024 and February 28, 2025, we recorded $0.3 million, $0.1 million and nil impairment loss on the amounts due from related parties, respectively.

We have amounts due to related parties primarily related to service fees payable to related parties. As of February 29, 2024 and February 28, 2025, we had $0.1 million and $0.1 million current amounts due to related parties, respectively.

We incur services fees in connection with services provided by certain investees to us. For the years ended February 28, 2023, February 29, 2024 and February 28, 2025, we incurred services fees to related parties of $0.3 million, $0.2 million and $0.8 million, respectively.

We generate other revenue from related parties in connection with services provided by us. For the years ended February 28, 2023, February 29, 2024 and February 28, 2025, we generated other revenue from related parties of $0.3 million, $0.5 million and $36 thousand, respectively.

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

Furthermore, on March 29, 2023, a complaint was filed in the U.S. District Court for the District of New Jersey, or the NY Court, against our company and our chief executive officer, advancing claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, 15 U.S.C. §§ 78(b) and 78t(a), and Rule 10b-5 promulgated thereunder, 17 C.F.R. § 240.10b-5 (2013). The complaint alleges that the Company made misrepresentations and misleading disclosures between June 14, 2022 and March 14, 2023 about its compliance with Chinese laws and regulations. On October 16, 2023, the lead plaintiff filed an amended complaint, which named the Company and several executives as co-defendants. On December 17, 2024, all individual defendants were dismissed from this case. The case now proceeds to discovery with the Company as the sole remaining defendant.

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

As discussed below under “PFIC Considerations and Rules,” we believe that we were a PFIC, for United States federal income tax purposes for the taxable year ended February 28, 2025, that we may be classified as a PFIC for the current taxable year, and that we may be a PFIC in future taxable years. Accordingly, U.S. Holders are urged to review the discussion below under “PFIC Considerations and Rules,” and to consult their tax advisors regarding the tax consequences to them if we are or become classified as a PFIC in our current or future taxable years. As we believe we were a PFIC for our taxable year ended February 28, 2025, it is expected that any U.S. Holder which held our ADSs or common shares during such taxable year will be subject to the rules discussed below under “PFIC Considerations and Rules.”

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

PFIC Considerations and Rules

Based on our financial statements and the composition of our income and assets, the valuation of our assets, and the market price of our ADSs, we believe that we were a PFIC for the taxable year ended February 28, 2025, and that we may be classified as a PFIC for the current or future taxable years.

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

Based on our financial statements and the composition of our income and assets, the valuation of our assets, and the market price of our ADSs (and despite our assumption that we are the owner of the VIEs and the VIE Subsidiaries for U.S. federal income tax purposes), we believe that we were a PFIC for the taxable year ended February 28, 2025, and we may be classified as a PFIC for the current or future taxable years. The determination of whether we were, are, or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be more likely to be treated as a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile).

Furthermore, the determination of whether we are or will become a PFIC may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash or other passive assets for active purposes, our risk of becoming classified as a PFIC may substantially increase for the current and any subsequent taxable year. If we are classified as a PFIC for any year (which is expected to be the case for the taxable year ended February 28, 2025) during which a U.S. Holder holds our ADSs or common shares, we would generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or common shares unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or common shares.

If we are classified as a PFIC for any taxable year (which is expected to be the case for the taxable year ended February 28, 2025) during which a U.S. Holder holds our ADSs or common shares, unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or common shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or common shares. Under the PFIC rules:

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

If we are a PFIC for any taxable year (which is expected to be the case for the taxable year ended February 28, 2025) during which a U.S. Holder holds our ADSs or common shares and any of our non-U.S. subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the rules described above. Each U.S. Holder is urged to consult its tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

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

If a U.S. Holder owns our ADSs or common shares during any taxable year that we are a PFIC (which is expected to be the case for the taxable year ended February 28, 2025), the holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury. In the case of a U.S. Holder who has held ADSs or common shares during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs or common shares (or any portion thereof) and has not previously determined to make a mark-to-market election, and who later considers making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs or common shares. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of holding and disposing ADSs or common shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election and the unavailability of the qualified electing fund election. As noted above, we believe we were a PFIC for our taxable year ended February 28, 2025, and accordingly, it is expected that any U.S. Holder which held our ADSs or common shares during such taxable year will be subject to the rules discussed above.

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

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are listed on the New York Stock Exchange, which is an established securities market in the United States, and qualify as readily tradable. Thus, if we are not classified as a PFIC, we believe that we will be treated as a qualified foreign corporation with respect to dividends we pay on our ADSs, but there can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Since we do not expect that our common shares will be listed on established securities markets, it is unclear whether dividends that we pay on our common shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. However, in the event that we are deemed to be a resident enterprise under the EIT Law, as discussed above under “—PRC Taxation,” we may be eligible for the benefits of the U.S.—PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and be treated as a qualified foreign corporation (assuming that we are not classified as a PFIC) with respect to dividends paid on our ADSs or common shares. However, as discussed above under “—PFIC Considerations and Rules,” we believe that we were a PFIC for the taxable year ended February 28, 2025 (and that we may be a PFIC in our current or future taxable years), and accordingly, if you are a non-corporate U.S. Holder, you should not assume that any dividends will be taxed at a preferential rate. Dividends received on our ADSs or common shares will not be eligible for the dividends-received deduction allowed to corporations under the Code. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances.

Dividends generally will be treated as income from foreign sources for U.S. foreign tax credit purposes and generally will constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on our ADSs or common shares. See “—PRC Taxation.” Subject to certain conditions and limitations (including a minimum holding period requirement), the U.S. Holder may be eligible to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or common shares. However, Treasury Regulations addressing foreign tax credits (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Department of the Treasury and the Internal Revenue Service (the “IRS”) have provided relief and are considering other guidance related to the Foreign Tax Credit Regulations. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may be permitted instead to claim a deduction, for U.S. federal income tax purposes, in respect to such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the taxpayer’s individual facts and circumstances. Each U.S. Holder is urged to consult its tax advisors regarding the Foreign Tax Credit Regulations and the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Common Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or common shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or common shares. Subject to the discussion above under “—PFIC Considerations and Rules,” any capital gain or loss will generally be long-term if the ADSs or common shares have been held for more than one year and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes. Net long-term capital gains of non-corporate U.S. Holders currently are eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. In the event that we are deemed to be a “resident enterprise” under the EIT Law and gain from the disposition of the ADSs or common shares is subject to tax in China, such gain may be treated as PRC-source gain for foreign tax credit purposes under the U.S.-PRC income tax treaty. However, if a U.S. Holder is not eligible for the benefits of the U.S.-PRC income tax treaty or does not elect to apply the U.S.-PRC income tax treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A common shares. However, pursuant to the Foreign Tax Credit Regulations, unless you are eligible for and elect to claim the benefits of the U.S.-PRC income tax treaty, any such PRC tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, the non-creditable PRC tax may reduce the amount realized on the disposition of our ADSs or common shares. If any PRC tax is imposed upon the disposition of ADSs or common shares and you apply such temporary relief, such PRC tax may be eligible for a foreign tax credit or deduction, subject to the applicable conditions and limitations. Each U.S. Holder is urged to consult its tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or common shares, including the availability of the foreign tax credit or deduction under their particular circumstances, their eligibility for benefits under the U.S.-PRC income tax treaty and the potential impact of the Foreign Tax Credit Regulations.

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

Moreover, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert Renminbi into U.S. dollars, depreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Assuming we had converted the U.S. dollar-denominated cash and cash equivalent, restricted cash and short investments balance of $2,578.0 million as of February 28, 2025 into RMB at the exchange rate of $1.00 for RMB7.2828 as of February 28, 2025, this cash balance would have been RMB18,774.7 million. Assuming a 1.0% appreciation of the Renminbi against the U.S. dollar, this cash balance would have decreased to RMB18,587.0 million as of February 28, 2025.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to contribute us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will contribute us, and the amount of contribution available to us is not entirely related to the amounts of fees the depositary collects from investors. For the fiscal year ended February 28, 2025, we have received $5.0 million after tax contribution from the depositary, which was paid to us for expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.     Controls and Procedures

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon this evaluation, our management has concluded that, as of February 28, 2025, our existing disclosure controls and procedures were effective.

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

Our management has concluded that our internal control over financial reporting was effective as of February 28, 2025. However, we cannot assure you that we will not identify any additional material weaknesses or significant deficiencies in the future. For risks and uncertainties related to our internal control, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Failure to maintain effective internal control over financial reporting could cause us to inaccurately report our financial results or fail to prevent fraud and have a material adverse effect on our business, results of operations and the trading price of our ADSs.”

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has issued an attestation report on our internal control over financial reporting. That attestation report appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF TAL EDUCATION GROUP

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of TAL Education Group and its subsidiaries (the “Company”), as of February 28, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 28, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended February 28, 2025, of the Company and our report dated June 16, 2025, expressed an unqualified opinion on those financial statements.

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
Beijing, the People’s Republic of China
June 16, 2025

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

	For the Year Ended February 28/29,
	2024	2025

	(in thousands of $)
Audit fees(1)	1,903	2,006
Audit-related fees(2)	—	—
Tax fees(3)	282	278
(1)	“Audit fees” means the aggregate fees in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.
(2)	“Audit-related fees” represents the aggregate fees billed for professional services rendered by our principal accounting firm for the assurance and related services.
(3)	“Tax fees” represents the aggregate fees for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

All audit and non-audit services provided by our independent auditors must be pre-approved by our audit committee.

Item 16D Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On April 19, 2021, our board of directors authorized a share repurchase plan under which we may repurchase up to $1.0 billion of our common shares over the next 12 months. Through several extensions, the share repurchase plan will remain effective until April 30, 2026.

The table below is a summary of the shares repurchased by us in the open market in the fiscal year ended February 28, 2025.

				Approximate U.S.
			Total Number of	Dollar Value of
			ADSs Purchased as	ADSs that May Yet
	Total Number of	Average Price Paid	Part of Publicly	Be Purchased
Period	ADSs Purchased	Per ADS	Announced Plan	Under the Plan
August 2024	1,499,799	$8.77	1,499,799	490,650,937
Total	1,499,799	$8.77	1,499,799	—

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

Item 16H Mine Safety Disclosure

Not applicable.

Item 16I Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J Insider Trading Policies

We have adopted an Amended and Restated Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading (the “Insider Trading Policy”) which governs the purchase, sale, and other dispositions of our securities by our officers, directors, employees and consultants. A copy of the Insider Trading Policy has been filed herewith as Exhibit 11.2.

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
4.6

English translation of Equity Pledge Supplemental Agreement, dated June 25, 2010, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Xueersi Education Technology Co., Ltd., Bangxin Zhang, Yundong Cao, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 10.9 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.7

English translation of Equity Pledge Supplemental Agreement, dated June 25, 2010, by and among TAL Education Technology (Beijing) Co., Ltd., Beijing Xueersi Network Technology Ltd., Bangxin Zhang, Yundong Cao, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 10.10 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.8

English translation of Powers of Attorney, dated August 12, 2009, by Bangxin Zhang, Yundong Cao, Yachao Liu and Yunfeng Bai (incorporated by reference to Exhibit 10.11 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.9

Amended and Restated Shareholders’ Agreement among the Registrant, the Series A preferred holder, Tiger Global Five China Holdings and other parties thereto, dated August 12, 2009 (incorporated by reference to Exhibit 4.4 of Form F-1 (file No. 333-169650) filed with the Securities and Exchange Commission on September 29, 2010)

4.10

Deed of Undertaking executed by and between Bangxin Zhang and TAL Education Group dated June 24, 2013 (incorporated by reference to Exhibit 4.15 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 28, 2013 (file No. 001-34900) filed with the Securities and Exchange Commission on June 28, 2013)

4.11

Side letter executed by and between Bangxin Zhang and TAL Education Group dated July 29, 2013 (incorporated by reference to Exhibit 4.16 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 28, 2014 (file No. 001-34900) filed with the Securities and Exchange Commission on May 12, 2014)

4.12

English translation of Exclusive Management Services and Business Cooperation Agreement, dated December 29, 2023, by Beijing Century TAL Education Technology Co., Ltd. and Xinxin Xiangrong Education Technology (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 4.12 to the Form 20-F filed on May 31, 2024 (File No. 001-34900))

4.13

English translation of Exclusive Option Agreement, dated December 29, 2023, by and among Beijing Century TAL Education Technology Co., Ltd., Beijing Keletang Technology Co., Ltd. and Xinxin Xiangrong Education Technology (Beijing) Co., Ltd. (incorporated herein by reference to Exhibit 4.13 to the Form 20-F filed on May 31, 2024 (File No. 001-34900))

4.14

English translation of Equity Pledge Agreement, dated December 29, 2023, by and among Beijing Century TAL Education Technology Co., Ltd., Xinxin Xiangrong Education Technology (Beijing) Co., Ltd. and Beijing Keletang Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.14 to the Form 20-F filed on May 31, 2024 (File No. 001-34900))

4.15

English translation of Entrustment Agreement and Power of Attorney, dated December 29, 2023, by Beijing Keletang Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.15 to the Form 20-F filed on May 31, 2024 (File No. 001-34900))

4.16

English translation of the Contract for Assignment of State-Owned Construction Land Use Right dated December 10, 2018, by the affiliate of the Registrant and the assignor named therein, and the Supplement Agreement to Land Assignment between the same parties (incorporated by reference to Exhibit 4.32 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 28, 2019 (file No. 001-34900) filed with the Securities and Exchange Commission on May 16, 2019)

4.17

English translation of the Land Development and Construction Compensation Agreement dated November 26, 2018 (incorporated by reference to Exhibit 4.33 to the Registrant’s annual report on Form 20-F for the fiscal year ended February 28, 2019 (file No. 001-34900) filed with the Securities and Exchange Commission on May 16, 2019)

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

4.21*

English translation of Exclusive Management Services and Business Cooperation Agreement, dated July 29, 2024, by Beijing Century TAL Education Technology Co., Ltd. and Xinxin Xiangrong Culture Development (Shenzhen) Co., Ltd.

4.22*

English translation of Exclusive Option Agreement, dated July 29, 2024, by and among Beijing Century TAL Education Technology Co., Ltd., Beijing Keletang Technology Co., Ltd. and Xinxin Xiangrong Culture Development (Shenzhen) Co., Ltd.

4.23*

English translation of Equity Pledge Agreement, dated July 29, 2024, by and among Beijing Century TAL Education Technology Co., Ltd., Xinxin Xiangrong Culture Development (Shenzhen) Co., Ltd. and Beijing Keletang Technology Co., Ltd.

4.24*	English translation of Entrustment Agreement and Power of Attorney, dated July 29, 2024, by Beijing Keletang Technology Co., Ltd.

8.1*	List of Subsidiaries and Variable Interest Entities

11.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 11.1 to the Form 20-F filed on May 7, 2021 (File No. 001-34900))

11.2*	Amended and Restated Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Tian Yuan Law Firm

15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.3*	Consent of Maples and Calder (Hong Kong) LLP

97.1	TAL Education Group Incentive Compensation Clawback Policy (incorporated herein by reference to Exhibit 97.1 to the Form 20 - F filed on May 31, 2024 (File No. 001 - 34900))

101.INS*	Inline XBRL Instance Document- The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

Exhibit Number	Description of Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*     Filed herewith

**   Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TAL EDUCATION GROUP

By:	/s/ Bangxin Zhang
Name: Bangxin Zhang
Title: Chairman and Chief Executive Officer

Date: June 16, 2025

TAL EDUCATION GROUP

Consolidated Financial Statements and Report
of Independent Registered Public Accounting Firm
For the years ended February 28, 2023, February 29, 2024 and February 28, 2025

TAL EDUCATION GROUP

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED FEBRUARY 28, 2023, FEBRUARY 29, 2024 AND FEBRUARY 28, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF TAL EDUCATION GROUP

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TAL Education Group and its subsidiaries (the “Company”) as of February 28, 2025 and February 29, 2024, the related consolidated statements of operations, comprehensive (loss) / income, changes in equity and cash flows for each of the three years in the period ended February 28, 2025 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of February 28, 2025 and February 29, 2024, and the results of its operations and its cash flows for each of the three years in the period ended February 28, 2025 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of February 28, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 16, 2025, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of this critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF TAL EDUCATION GROUP - CONTINUED

Critical Audit Matter - continued

Revenue recognition - Learning services - Refer to Note 2 to the financial statements

Critical Audit Matter Description

The majority of the Company’s revenues are derived from tutoring fees that the Company charges students in advance for its learning services for the year ended February 28, 2025. These learning services revenues consist of a significant volume of low-dollar transactions, sourced from the Company’s information technology (“IT”) systems. The processing and recording of revenue is highly automated and is based on contractual terms with customers. Because of the nature of the Company’s learning services business, the Company uses automated systems to process and record its revenue transactions.

We identified the audit of occurrence assertion of learning services revenues as a critical audit matter because the Company’s IT systems to process and record revenue are highly automated. This required an increased extent of effort, including the need for us to involve professionals with expertise in IT and data analytics to assist with the performance of certain of these audit procedures.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to addressing this critical audit matter comprised of the following control testing and substantive procedures, among others:

●	We obtained an understanding of the Company’s design and implementation of internal controls around the revenue cycle and tested the operating effectiveness of the relevant manual controls identified.
●	We performed test of details over revenue transactions, on a sample basis, including checking the cash receipts, reviewing the underlying orders, checking the delivery of the courses and recalculating the revenue amount to be recognized.
●	With the assistance of our IT specialists:
-	We identified the significant systems used to process revenue transactions and tested the general IT controls over each of these systems, including testing of user access controls, change management controls, and IT operations controls.
-	We performed testing of automated controls within the relevant revenue stream.
●	With the assistance of our data analytics specialists:
-	We performed procedures to reconcile the cash collection recorded within the Company’s IT systems to the cash collection records through major third-party payment platforms.
-	We tested the report logic of the systematic revenue calculation.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

June 16, 2025

We have served as the Company’s auditor since 2008.

TAL EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

	As of	As of
	February 29,	February 28,
	2024	2025
ASSETS

Current assets
Cash and cash equivalents	$2,208,756	$1,771,260
Restricted cash, current	167,656	187,846
Short-term investments	1,094,593	1,847,120
Inventory, net	68,328	104,876
Amounts due from related parties, current	343	37
Prepaid expenses and other current assets	159,498	215,781
Total current assets	3,699,174	4,126,920

Restricted cash, non-current	81,064	32,625
Property and equipment, net	405,319	472,366
Deferred tax assets	4,620	3,487
Rental deposits	16,947	22,131
Land use rights, net	189,049	182,880
Long-term investments (including available-for-sale investments of $151,263 and $139,002 as of February 29, 2024 and February 28, 2025, respectively)	284,266	305,105
Amounts due from related parties, non-current	59	96
Long-term prepayments and other non-current assets	16,347	28,393
Operating lease right-of-use assets	231,104	329,064
Total assets	$4,927,949	$5,503,067

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of $89,375 and $108,578 as of February 29, 2024 and February 28, 2025, respectively)	127,321	146,300
Deferred revenue, current (including deferred revenue, current, of the consolidated VIEs without recourse to TAL Education Group of $350,887 and $531,655 as of February 29, 2024 and February 28, 2025, respectively)	400,286	624,272
Amounts due to related parties, current (including amounts due to related parties, current, of the consolidated VIEs without recourse to TAL Education Group of $95 and $91 as of February 29, 2024 and February 28, 2025, respectively)	96	93
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to TAL Education Group of $394,250 and $442,731 as of February 29, 2024 and February 28, 2025, respectively)	491,911	582,227
Operating lease liabilities, current (including operating lease liabilities, current, of the consolidated VIEs without recourse to TAL Education Group of $56,900 and $78,486 as of February 29, 2024 and February 28, 2025, respectively)	62,604	88,453
Total current liabilities	1,082,218	1,441,345

TAL EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

	As of	As of
	February 29,	February 28,
	2024	2025
Deferred revenue, non-current (including deferred revenue, non-current, of the consolidated VIEs without recourse to TAL Education Group of $18,862 and $19,995 as of February 29, 2024 and February 28, 2025, respectively)	27,993	46,955
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to TAL Education Group of $2,302 and $3,395 as of February 29, 2024 and February 28, 2025, respectively)	2,360	3,474
Operating lease liabilities, non-current (including operating lease liabilities, non-current, of the consolidated VIEs without recourse to TAL Education Group of $166,985 and $169,991 as of February 29, 2024 and February 28, 2025, respectively)	176,614	244,895
Total liabilities	1,289,185	1,736,669

Commitments and contingencies (Note 17)

Equity
Class A common shares ($0.001 par value; 500,000,000 shares authorized, 152,253,821 and 154,118,904 shares issued as of February 29, 2024 and February 28, 2025, respectively, 152,253,821 and 153,618,971 shares outstanding as of February 29, 2024 and February 28, 2025, respectively)	152	154
Class B common shares ($0.001 par value; 500,000,000 shares authorized, 49,153,604 shares and 49,153,604 shares issued and outstanding as of February 29, 2024 and February 28, 2025, respectively)	49	49
Additional paid-in capital	4,256,957	4,294,819
Statutory reserve	165,138	179,537
Accumulated deficit	(694,270)	(624,078)
Accumulated other comprehensive loss	(65,928)	(83,914)
Total TAL Education Group shareholders’ equity	3,662,098	3,766,567
Non-controlling interests	(23,334)	(169)
Total equity	3,638,764	3,766,398

Total liabilities and equity	$4,927,949	$5,503,067

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

	For the year ended	For the year ended	For the year ended
	February 28,	February 29,	February 28,
	2023	2024	2025
Net revenues
Learning services and others	$853,629	$1,051,783	$1,534,815
Learning content solutions	166,143	438,657	715,418
Total net revenues	1,019,772	1,490,440	2,250,233

Cost of revenues	(436,358)	(684,316)	(1,049,975)
Gross profit	583,414	806,124	1,200,258

Operating expenses
Selling and marketing	(283,036)	(461,851)	(748,750)
General and administrative	(413,791)	(429,947)	(458,895)
Total operating expenses	(696,827)	(891,798)	(1,207,645)

Government subsidies	22,683	16,445	4,232
Loss from operations	(90,730)	(69,229)	(3,155)

Interest income, net	61,564	84,928	83,482
Other (expense) / income	(82,416)	48,766	64,717
Gain from disposal of a subsidiary	9,550	—	—
Impairment loss on long-term investments	(7,687)	(46,982)	(12,933)
(Loss) / income before provision for income tax and loss from equity method investments	(109,719)	17,483	132,111

Income tax expenses	(20,011)	(15,379)	(38,320)
Loss from equity method investments	(2,248)	(6,242)	(9,531)
Net (loss) / income	(131,978)	(4,138)	84,260

Add: Net (income) / loss attributable to non-controlling interests shareholders	(3,634)	565	331
Net (loss) / income attributable to TAL Education Group’s shareholders	$(135,612)	$(3,573)	$84,591

Net (loss) / income per common share
Basic	$(0.64)	$(0.02)	$0.42
Diluted	$(0.64)	$(0.02)	$0.41

Weighted average shares used in calculating net (loss) / income per common share
Basic	212,575,277	203,304,744	201,963,823
Diluted	212,575,277	203,304,744	205,222,753

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) / INCOME

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

	For the year ended	For the year ended	For the year ended
	February 28,	February 29,	February 28,
	2023	2024	2025
Net (loss) / income	$(131,978)	$(4,138)	$84,260
Other comprehensive loss
Foreign currency translation adjustment	(87,943)	(39,297)	(12,658)
Unrealized (loss) / gain on available-for-sale investments:
Unrealized (loss) / gain on available-for-sale investments, net of tax effect of tax expense of $229, $90 and $712 for the years ended February 28, 2023, February 29, 2024 and February 28, 2025, respectively	(1,591)	4,996	(5,066)
Other comprehensive loss	(89,534)	(34,301)	(17,724)

Comprehensive (loss) / income	(221,512)	(38,439)	66,536
Add: Comprehensive (income) / loss attributable to non-controlling interests shareholders	(6,383)	(396)	69
Comprehensive (loss) / income attributable to TAL Education Group’s shareholders	$(227,895)	$(38,835)	$66,605

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

											Total TAL
										Accumulated	Education
							Additional			other	Group	Non-
	Class A Common shares		Class B Common shares		Treasury stock		paid-in	Statutory	Accumulated	comprehensive	shareholders’	controlling
	Shares	Amount	Shares	Amount	Shares	Amount	capital	reserve	deficit	income / (loss)	equity	interests	Total equity
Balance as of February 28, 2022	166,786,023	$167	49,153,604	$49	—	$—	$4,358,265	$154,362	$(544,309)	$61,617	$4,030,151	$(27,889)	$4,002,262
Net loss	—	—	—	—	—	—	—	—	(135,612)	—	(135,612)	3,634	(131,978)
Provision for statutory reserve	—	—	—	—	—	—	—	5,991	(5,991)	—	—	—	—
Issuance of common shares in connection with vesting of non-vested shares and settlement of liability-classified awards	2,310,009	2	—	—	—	—	(4)	—	—	—	(2)	—	(2)
Share-based compensation	—	—	—	—	—	—	108,571	—	—	—	108,571	—	108,571
Exercise of share options	26,092	—	—	—	—	—	186	—	—	—	186	—	186
Share repurchase (Note 14)	—	—	—	—	(5,959,339)	(6)	(66,362)	—	—	—	(66,368)	—	(66,368)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(90,692)	(90,692)	2,749	(87,943)
Unrealized loss on available-for-sale investments, net of tax effect of $229	—	—	—	—	—	—	—	—	—	(1,591)	(1,591)	—	(1,591)
Disposal of a subsidiary	—	—	—	—	—	—	—	—	—	—	—	(2,224)	(2,224)
Balance as of February 28, 2023	169,122,124	$169	49,153,604	$49	(5,959,339)	$(6)	$4,400,656	$160,353	$(685,912)	$(30,666)	$3,844,643	$(23,730)	$3,820,913
Net loss	—	—	—	—	—	—	—	—	(3,573)	—	(3,573)	(565)	(4,138)
Provision for statutory reserve	—	—	—	—	—	—	—	4,785	(4,785)	—	—	—	—
Issuance of common shares in connection with vesting of non-vested shares	2,315,735	2	—	—	—	—	(2)	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	88,898	—	—	—	88,898	—	88,898
Exercise of share options	133,385	—	—	—	—	—	462	—	—	—	462	—	462
Share repurchase(Note 14)	—	—	—	—	(13,385,764)	(13)	(233,544)	—	—	—	(233,557)	—	(233,557)
Cancellation of repurchased shares (Note 14)	(19,345,103)	(19)	—	—	19,345,103	19	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(40,258)	(40,258)	961	(39,297)
Unrealized gain on available-for-sale investments, net of tax effect of $90	—	—	—	—	—	—	—	—	—	4,996	4,996	—	4,996
Share consideration for purchase of intangible assets	27,680	—	—	—	—	—	487	—	—	—	487	—	487
Balance as of February 29, 2024	152,253,821	$152	49,153,604	$49	—	$—	$4,256,957	$165,138	$(694,270)	$(65,928)	$3,662,098	$(23,334)	$3,638,764
Net income	—	—	—	—	—	—	—	—	84,591	—	84,591	(331)	84,260
Provision for statutory reserve	—	—	—	—	—	—	—	14,399	(14,399)	—	—	—	—
Issuance of common shares in connection with vesting of non-vested shares	1,839,056	2	—	—	—	—	(2)	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	64,939	—	—	—	64,939	—	64,939
Exercise of share options	26,027	—	—	—	—	—	402	—	—	—	402	—	402
Share repurchase(Note 14)	—	—	—	—	(499,933)	—	(13,147)	—	—	—	(13,147)	—	(13,147)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(12,920)	(12,920)	262	(12,658)
Unrealized loss on available-for-sale investments, net of tax effect of $712	—	—	—	—	—	—	—	—	—	(5,066)	(5,066)	—	(5,066)
Business acquisitions	—	—	—	—	—	—	—	—	—	—	—	8,904	8,904
Acquisition of non-controlling interests	—	—	—	—	—	—	(14,330)	—	—	—	(14,330)	14,330	—
Balance as of February 28, 2025	154,118,904	$154	49,153,604	$49	(499,933)	$—	$4,294,819	$179,537	$(624,078)	$(83,914)	$3,766,567	$(169)	$3,766,398

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

	For the year ended	For the year ended	For the year ended
	February 28,	February 29,	February 28,
	2023	2024	2025
Cash flows from operating activities
Net (loss) / income	$(131,978)	$(4,138)	$84,260
Adjustments to reconcile net (loss) / income to net cash provided by operating activities
Depreciation of property and equipment	35,289	23,748	45,774
Amortization of intangible assets	1,159	1,361	2,313
Amortization of land use rights	4,256	4,763	4,211
Loss / (gain) on disposal of property and equipment	546	(1,615)	(395)
Share-based compensation	108,571	88,898	64,939
Impairment loss on intangible assets and goodwill and provision / (reversion) for reserves on operating assets	756	(4,852)	6,635
Impairment loss on long-term investments	7,687	46,982	12,933
Loss from equity method investments	2,248	6,242	9,531
Loss / (gain) from fair value change of investments	68,500	(21,747)	(42,453)
Gain from disposal of long-term investments	(7,448)	(17,772)	(1,058)
Gain from disposal of a subsidiary	(9,550)	—	—
Dividend received from an equity-method investment	—	1,306	267
Changes in operating assets and liabilities
Inventory	(20,431)	(34,845)	(54,070)
Amounts due from related parties	210	6	264
Prepaid expenses and other current assets	(11,968)	(50,232)	(70,647)
Income tax receivables	14,434	5,071	—
Deferred income taxes	400	1,344	1,348
Rental deposits	12,660	10,345	(545)
Other non-current assets	(3,060)	(9,387)	(12,930)
Accounts payable	(2,933)	24,440	18,180
Deferred revenue	54,142	190,925	242,948
Amounts due to related parties	(105)	(4)	(3)
Accrued expenses and other current liabilities	(109,825)	45,939	90,251
Operating lease right-of-use assets	76,420	(82,102)	(97,960)
Operating lease liabilities	(82,622)	81,496	94,130
Net cash provided by operating activities	7,358	306,172	397,923

Cash flows from investing activities
Loan to third parties	(749)	—	—
Repayment of loan to third parties	—	9,725	—
Repayment of loan to related parties	2	41	—
Repayment of loan to employees	1,522	382	239
Prepayment for investments	(8,450)	—	—
Purchase of land use rights	—	(7,065)	(211)
Purchase of property and equipment	(110,326)	(112,737)	(111,728)
Purchase of intangible assets	—	(1,494)	(531)
Purchase of short-term investments	(1,666,999)	(670,573)	(2,083,382)
Proceeds from short-term investments	1,622,068	992,603	1,428,252
Proceeds from disposal of property and equipment	19,988	2,710	1,000
Business acquisitions, net of cash acquired	(250)	—	80
Purchase of long-term investments	(200,734)	(194,159)	(101,788)
Proceeds from disposal of long-term investments and a subsidiary	42,302	75,635	21,041
Net cash (used in) / provided by investing activities	(301,626)	95,068	(847,028)

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

	For the year ended	For the year ended	For the year ended
	February 28,	February 29,	February 28,
	2023	2024	2025
Cash flows from financing activities
Proceeds from short-term debt	—	—	54,959
Repayment of short-term debt	—	—	(55,386)
Proceeds from exercise of share options	184	462	407
Share repurchase	(66,368)	(233,557)	(13,147)
Net cash used in financing activities	(66,184)	(233,095)	(13,167)

Effect of exchange rate changes	(26,427)	(5,576)	(3,473)

Net (decrease) / increase in cash, cash equivalents and restricted cash	(386,879)	162,569	(465,745)

Cash, cash equivalents and restricted cash at the beginning of year	2,681,786	2,294,907	2,457,476

Cash, cash equivalents and restricted cash at the end of year	2,294,907	2,457,476	1,991,731

Supplemental disclosure of cash flow information:
Income tax paid	5,569	2,484	18,882

Non-cash investing and financing activities:
Payable for purchase of property and equipment	$15,534	$56,909	$52,287

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED FEBRUARY 28, 2023, FEBRUARY 29, 2024 AND FEBRUARY 28, 2025

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES

TAL Education Group (the “Company” or “TAL”) was incorporated in the Cayman Islands on January 10, 2008. The Company, its subsidiaries, the consolidated variable interest entities (the “VIEs”) and their subsidiaries and schools are collectively referred to as the “Group”.

The Group was previously engaged in the provision of high quality after-school tutoring programs (“AST”) for primary and secondary school students in the People’s Republic of China (the “PRC” or “China”). In response to developments in market and regulatory environments, the Group ceased offering the after-school tutoring services on academic subjects to students from kindergarten through grade nine in the mainland of China as of December 31, 2021, and has realigned to focus on enrichment learning services and learning content solutions in the PRC.

As of February 28, 2025, details of the Company’s major subsidiaries, the VIEs and their subsidiaries and schools are as follows:

		Place of
	Later of date of	incorporation (or	Percentage
	incorporation or	establishment)	of legal	Principal	Nature of
Name	acquisition	/operation	ownership	activities	company
TAL Holding Limited (“TAL Hong Kong”)	March 11, 2008	Hong Kong	100%	Intermediate holding company	Subsidiary
Beijing Century TAL Education Technology Co., Ltd. (“TAL Beijing”)	May 8, 2008	Beijing	100%	Software sales and consulting services	Subsidiary
Beijing Xintang Sichuang Education Technology Co., Ltd. (“Beijing Xintang Sichuang”)	August 27, 2012	Beijing	100%	Software and network development, sales, and consulting services	Subsidiary
Pengxin TAL Industrial Investment (Shanghai) Co., Ltd. (“Pengxin TAL”)	June 26, 2014	Shanghai	100%	Investment management and consulting services	Subsidiary
Shenzhen Xingtong Technology Co., Ltd. (“Shenzhen Xingtong”)	March 10, 2022	Shenzhen	100%	Learning device development and sales	Subsidiary
Beijing Xueersi Education Technology Co., Ltd. (“Xueersi Education”)	December 31, 2005	Beijing	N/A*	Sales of educational materials and products	VIE
Beijing Xueersi Network Technology Co., Ltd. (“Xueersi Network”)	August 23, 2007	Beijing	N/A*	Technology development and educational consulting services	VIE
Xinxin Xiangrong Education Technology (Beijing) Co., Ltd. (“Xinxin Beijing”)	June 23, 2015	Beijing	N/A*	Technology development and educational consulting services	VIE
Xinxin Xiangrong Culture Development (Shenzhen) Co., Ltd. ( “Xinxin Shenzhen”)	August 30, 2022	Shenzhen	N/A*	Technology development and educational consulting services	VIE
TAL Education Technology (Jiangsu) Co., Ltd. (“TAL Jiangsu”)	July 4, 2018	Jiangsu	N/A*	Technology development and consulting services	VIE’s subsidiaries and schools
Shidai TAL Education Technology (Beijing) Co., Ltd. (“Shidai TAL”)	July 26, 2018	Beijing	N/A*	Technology development and consulting services	VIE’s subsidiaries and schools
*	These entities are controlled by the Company pursuant to the contractual arrangements disclosed below.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2023, FEBRUARY 29, 2024 AND FEBRUARY 28, 2025

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements

PRC laws and regulations restrict and impose conditions on foreign investment in the education business and value-added telecommunication services in China. Accordingly, the Group operates substantial majority of the education business in China through the consolidated VIEs, their subsidiaries and schools.

To provide the Company the power to control and the ability to receive the expected residual returns of the VIEs and their subsidiaries and schools, the Company’s wholly owned subsidiary, TAL Beijing, entered into a series of contractual arrangements with Xueersi Education, Xueersi Network, Xinxin Beijing and Xinxin Shenzhen (collectively, “the VIEs”) and their respective equity holders.

The VIEs and their subsidiaries and schools hold various licenses upon which the Group’s business depends. A substantial majority of the Group’s employees who provide the Group’s services are hired by the VIEs and their subsidiaries and schools, and the VIEs and their subsidiaries and schools lease a substantial portion of the properties upon which the Group’s services are delivered. The net revenues from the VIEs and their subsidiaries and schools accounted for 81.5% of the Group’s total net revenues for the year ended February 28, 2025.

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

Exclusive Business Service Agreements: Pursuant to the Exclusive Business Cooperation Agreements entered into by and among TAL Beijing, the VIEs and their respective equity holders, TAL Beijing or its designated affiliates have the exclusive right to provide each of the VIEs and their subsidiaries and schools (if any) comprehensive intellectual property licensing and various technical and business support services. The agreements are effective within the operation term of TAL Beijing, its subsidiaries and schools according to PRC Law, unless earlier terminated by mutual agreement of all parties or a prior written notice from TAL Beijing.

The services under each of these agreements include, but are not limited to, employee training, technology development, transfer and consulting services, public relation services, market survey, research and consulting services, market development and planning services, human resource and internal information management, network development, upgrade and ordinary maintenance services, and software and trademark licensing and other additional services as the parties may mutually agree from time to time. TAL Beijing owns the exclusive intellectual property rights created as a result of the performance of these agreements. As consideration for these services, TAL Beijing or its designated affiliates are entitled to charge the VIEs and their subsidiaries and schools for the service fees regularly, and adjust the service fee rates from time to time at their discretion.

Call Option Agreements: Pursuant to separate call option agreements entered into by and among TAL Beijing, the VIEs and their respective equity holders, the respective equity holders of the VIEs unconditionally and irrevocably granted TAL Beijing or its designated party an exclusive option to purchase from the respective equity holders of the VIEs, to the extent permitted under PRC law, part or all of the equity interests or the assets in the VIEs, as the case may be, for the minimum amount of consideration permitted by the applicable law under the circumstances where TAL Beijing or its designated party is permitted under PRC laws and regulations to own all or part of the equity interests or the assets of the VIEs’ or where TAL Beijing otherwise deems it necessary or appropriate to exercise the option. Under each of these agreements, TAL Beijing has the sole discretion to decide when to exercise the option, and whether to exercise the option in part or in full. These agreements become effective on the date of execution and terminate when all of the obligations and rights under such agreements are completely performed or upon a prior written notice from TAL Beijing.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2023, FEBRUARY 29, 2024 AND FEBRUARY 28, 2025

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements – continued

Equity Pledge Agreements: Pursuant to separate equity pledge agreements by and among TAL Beijing, the VIEs and their respective equity holders, the respective equity holders of the VIEs unconditionally and irrevocably pledged all of their equity interests, including the right to receive declared dividends and the voting rights, in the VIEs to TAL Beijing to guarantee the VIEs’ performance of their obligations under the exclusive business service agreements with TAL Beijing. The respective equity holders of the VIEs agree that, without the prior written consent of TAL Beijing, they will not transfer or dispose the pledged equity interests or create or allow any encumbrance on the pledged equity interests that would prejudice TAL Beijing’s interest. These agreements are effective on the date of execution and terminate when all the secured rights under the relevant agreements, as the case may be, are completely fulfilled or terminated in accordance thereof.

Letter of Undertaking or Entrustment Agreements: All of the respective equity holders of the VIEs have executed a letter of undertaking or an entrustment agreement to covenant with and undertake to TAL Beijing that, if, as the respective equity holders of the VIEs, such equity holders receive any dividends, interests, other distributions or remnant assets upon liquidation from the VIEs, such equity holders shall, to the extent permitted by applicable laws, regulations and legal procedures, remit all such income after payment of any applicable tax and other expenses required by laws and regulations to TAL Beijing without any compensation therefore.

Power of Attorney: Each of the respective equity holders of the VIEs has executed an irrevocable power of attorney, appointing TAL Beijing, or any person designated by TAL Beijing as their attorney-in-fact to vote on their behalf on all matters of the VIEs requiring equity holders’ approval under PRC laws and regulations and the articles of association of the VIEs. These agreements remain effective during the entire period during which they are the equity holders of the VIEs.

The articles of association of each of the VIEs state that the major rights of the equity holders in an equity holders’ meeting include the power to approve the operating strategy and investment plan, elect the executive directors and approve their compensation and review and approve the annual budget and earning distribution plan. Therefore, through the irrevocable power of attorney arrangement TAL Beijing has the ability to exercise effective control over each of the VIEs respectively through the equity holders’ votes and, through such votes, to also control the composition of the board of directors. As a result of these contractual rights, the Company has the power to direct the activities of each of the VIEs that most significantly impact their economic performance.

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

Deed of Undertaking: The Company and Mr. Bangxin Zhang executed a deed of undertaking dated June 24, 2013 and a side letter dated July 29, 2013, respectively (collectively, the “Deed”). Pursuant to the Deed, Mr. Bangxin Zhang has irrevocably covenanted and undertaken to the Company that:

●	As long as Mr. Bangxin Zhang owns shares in the Company, whether legally or beneficially, and directly or indirectly (including shares held through Mr. Bangxin Zhang’s personal holding company, Bright Unison Limited or any other company, trust, nominee or agent, if any), representing more than 50% of the aggregate voting power of the then total issued and outstanding shares of the Company;

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2023, FEBRUARY 29, 2024 AND FEBRUARY 28, 2025

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements – continued

●	Mr. Bangxin Zhang will not, directly or indirectly, (i) requisition or call any meeting of shareholders for the purpose of removing or replacing any of existing directors or appointing any new director, or (ii) propose any resolution at any of shareholders meetings to remove or replace any of existing directors or appoint any new director; and should any meeting of shareholders be called by the board of directors or requisitioned or called by shareholders for the purpose of removing or replacing any of the directors or appointing any new director, or if any resolution is proposed at any of shareholder meetings to remove or replace any of the directors or appoint any new director, the maximum number of votes which Mr. Bangxin Zhang will be permitted to exercise shall be equal to the total aggregate number of votes of the then total issued and outstanding shares of the Company held by all members of the Company, other than shares which are owned, whether legally or beneficially, and directly or indirectly by Mr. Bangxin Zhang, less one vote; and
●	Mr. Bangxin Zhang will not cast any votes he has as a director or shareholder (if applicable) on any resolutions or matters concerning enforcing, amending or otherwise relating to the Deed being considered or voted upon by the board of directors or shareholders, as the case may be.

In the opinion of Maples and Calder (Hong Kong) LLP, the Company’s Cayman Islands legal counsel, the Deed constitutes the legal, valid and binding obligations of Mr. Bangxin Zhang, which cannot be unilaterally revoked by Mr. Bangxin Zhang, and is enforceable in accordance with its terms under existing Cayman Islands laws.

Risks in relation to the VIE structure

The Company believes that TAL Beijing’s contractual arrangements with the VIEs and their respective subsidiaries, schools and equity holders are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the Group would be subject to fines or potential actions by the relevant PRC regulatory authorities with broad discretions, which could include:

●	revoke the Group’s business and operating licenses;
●	require the Group to discontinue or restrict its operations;
●	limit the Group’s business expansions in China by way of entering into contractual arrangements;
●	restrict the Group’s right to collect revenues;
●	impose fines;
●	confiscate any of the Group’s income that is deemed to be obtained through illegal operations;
●	block the Group’s websites or mobile apps;
●	require the Group to restructure the operations in such ways as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or permits, or relocate its businesses, staff and assets;
●	restrict or prohibit the Group’s use of the proceeds from overseas offering to finance its PRC subsidiaries’ or the VIEs’ or their subsidiaries’ business and operations;
●	impose additional conditions or requirements with which the Group may not be able to comply; or
●	take other regulatory or enforcement actions against the Group that could be detrimental to its business.

The imposition of any of these penalties could result in a material adverse effect on the Company’s ability to conduct its business. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the activities of the VIEs, and their subsidiaries and schools, or the right to receive their economic benefits, the Company would no longer be able to consolidate the VIEs, and their subsidiaries and schools. The Company does not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation or dissolution of the Company, TAL Beijing, or the VIEs and their respective subsidiaries and schools.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2023, FEBRUARY 29, 2024 AND FEBRUARY 28, 2025

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Risks in relation to the VIE structure – continued

Some of the legal owners of the VIEs are shareholders, directors and officers of TAL Education Group. The interests of the legal owners of the VIEs as beneficial owners of the VIEs may differ from the interests of the Group as a whole, since these parties’ respective equity interests in the VIEs may conflict with their respective equity interests in the Group. When conflicts of interest arise, it is possible that any or all of these equity holders of the VIEs may not act in the best interests of the Group, and such conflicts may not be resolved in the Group’s favor. In addition, these equity holders of the VIEs may breach, or cause the VIEs and their subsidiaries and schools to breach, or refuse to renew, the existing contractual arrangements the Group has with them and the VIEs and their subsidiaries and schools. Other than the aforementioned Deed the Group entered with Mr. Bangxin Zhang, the Group currently does not have any arrangements to address potential conflicts of interest between these equity holders of the VIEs and the Company. The equity holders of the VIEs may encounter potential conflicts of interest in their capacity as direct or indirect nominee equity holders of the VIEs, on the one hand, and as beneficial owners of the Group (and, as applicable, director and/or officers of the Group), on the other hand. To a large extent, the Group relies on the legal owners of the VIEs to abide by the laws of the Cayman Islands and China, which provide that directors and officers owe a fiduciary duty to the Group that requires them to act in good faith and in the best interests of the Group and not to use their positions for personal gains. If the Group cannot resolve any conflict of interest or dispute between it and these equity holders of the VIEs, the Group would have to rely on legal proceedings, which could result in disruption of its business and subject it to substantial uncertainty as to the outcome of any such legal proceedings.

The VIE arrangements

The following selected consolidated financial statement balances and amounts of the VIEs and their subsidiaries and schools, were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions amongst the Company, its subsidiaries, the VIEs and their subsidiaries and schools in the Group.

	As of February 29,	As of February 28,
	2024	2025
Cash and cash equivalents	$524,271	$513,971
Other current assets	312,149	343,250

Total current assets	836,420	857,221

Property and equipment, net	347,032	404,331
Other non-current assets	611,982	596,552

Total assets	1,795,434	1,858,104

Deferred revenue, current	350,887	531,655
Other current liabilities	540,620	629,886

Total current liabilities	891,507	1,161,541

Total non-current liabilities	188,149	193,381

Total liabilities	$1,079,656	$1,354,922

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2023, FEBRUARY 29, 2024 AND FEBRUARY 28, 2025

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

1.           ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements – continued

For the years ended February 28, 2023, February 29, 2024 and February 28, 2025, for all of the VIEs and their subsidiaries and schools, excluding inter-company transactions:

	For the year ended	For the year ended	For the year ended
	February 28,	February 29,	February 28,
	2023	2024	2025
Net revenues	$865,846	$1,230,855	$1,834,109
Net income	$206,431	$257,674	$395,184

	For the year ended	For the year ended	For the year ended
	February 28,	February 29,	February 28,
	2023	2024	2025
Net cash provided by operating activities	$170,478	$480,165	$662,600
Net cash used in investing activities	$(76,209)	$(137,073)	$(87,476)
Net cash used in financing activities	$—	$—	$(273)

As of February 28, 2023, February 29, 2024 and February 28, 2025, the balance of the amount payable by the VIEs and their subsidiaries and schools to TAL Beijing or its designated affiliates related to the service fees was $532,323, $536,956 and $712,692, respectively, and was eliminated upon consolidation. There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and can only be used to settle the VIEs’ obligations.

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of their paid-in capital and statutory reserve, to the Company in the form of loans and advances or cash dividends. Please see Note 20 for disclosure of restricted net assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2023, FEBRUARY 29, 2024 AND FEBRUARY 28, 2025

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

2.           SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Reclassifications

Certain reclassifications have been made to the consolidated balance sheets for the year ended February 29, 2024 to conform to the presentation for the year ended February 28, 2025. The reclassifications had no impact on the Group’s loss from operations, net income / (loss), shareholders’ equity or cash flows as previously reported.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, which are accounted for under the voting interest model, and the VIEs, their subsidiaries and schools consolidated under the variable interest entity consolidation model. All inter-company transactions and balances have been eliminated upon consolidation.

Consolidation of the VIEs

The Company has executed a series of contractual agreements with the VIEs, their subsidiaries and schools and the VIEs’ nominee equity holders through its wholly owned foreign enterprises. For a description of these contractual arrangements, see “Note 1 Organization and Principal Activities—The VIE Arrangements”. These contractual agreements do not provide TAL Beijing with an equity interest in legal form in the VIEs. As the Company holds no legal form of equity ownership in the VIEs, the Company applied the variable interest entity consolidation model as set forth in Accounting Standards Codification (“ASC”)810, Consolidation instead of the voting interest model of consolidation.

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

The Company has determined that the contractual agreements are in fact valid and legally enforceable. Such arrangements were entered into in order to comply with the underlying legal and/or regulatory restrictions that govern the ownership of a direct equity interest in the VIEs. In the opinion of the Company’s PRC counsel, Tian Yuan Law Firm, the contracts are legally enforceable under PRC law. Please see “Note 1 Organization and Principal Activities—The VIE Arrangements”.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2023, FEBRUARY 29, 2024 AND FEBRUARY 28, 2025

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

2.           SIGNIFICANT ACCOUNTING POLICIES - continued

Consolidation of Variable Interest Entities - continued

The Company and Mr. Bangxin Zhang executed a deed of undertaking dated June 24, 2013 and a side letter dated July 29, 2013, respectively. Pursuant to the terms of the Deed, as long as Mr. Bangxin Zhang owns a majority voting interest, whether legally or beneficially, and directly or indirectly, in the Company, (1) Mr. Bangxin Zhang cannot request or call a meeting of shareholders or propose a shareholders resolution to appoint or remove a director, (2) if shareholders are asked to appoint or remove a director, the maximum number of votes which Mr. Bangxin Zhang will be permitted to exercise in connection with such shareholder approval is equal to the total aggregate number of votes of the then total issued and outstanding shares of the Company held by all members of the Company, other than shares which are owned, whether legally or beneficially, and directly or indirectly by Mr. Bangxin Zhang, less one vote and (3) if shareholders or the board of directors are asked to consider or approve any matter related to the Deed, Mr. Bangxin Zhang cannot exercise his voting power. The terms of the Deed prevent Mr. Bangxin Zhang from controlling the rights of the Company as it relates to the contractual agreements, and accordingly, the Company retains a controlling financial interest in the VIEs and would consolidate them as the VIEs’ primary beneficiary.

Refer to Note 1 for the presentation of the financial information of the VIEs and their subsidiaries and schools, after elimination of intercompany balances and transactions.

Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues, costs, and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include: valuation allowance for deferred tax assets, the impairment assessment of long-lived assets and long-term investments, fair value of level 3 available-for-sale investments, incremental borrowing rate for operating leases and the determination of stand-alone selling prices of physical products bundled with digital resources.

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

FOR THE YEARS ENDED FEBRUARY 28, 2023, FEBRUARY 29, 2024 AND FEBRUARY 28, 2025

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

The Group reviews its investments in held-to-maturity investments for impairment periodically, recognizing an allowance, if any, by applying an estimated loss rate. The Group considers available evidence in evaluating the potential impairment of its investments in held-to-maturity investments. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net carrying value at the amount expected to be collected on the held-to-maturity investments. The credit losses were nil for the three years ended February 28, 2023, February 29, 2024 and February 28, 2025.

Investment products not classified as trading or as held-to-maturity are classified as available-for-sale debt securities, which are reported at fair value, with unrealized gain and loss recorded in “Accumulated other comprehensive income / (loss)” on the consolidated balance sheets. Realized gain or loss is included in earnings during the period in which the gain or loss is realized.

For investment products indexed to, for example, an underlying stock, stock market or foreign exchange, the Group elects the fair value option to record them at fair value in accordance with ASC 825, Financial Instruments. Changes in the fair value are reflected in the consolidated statements of operations.

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

Business combinations

Business combinations are recorded using the acquisition method of accounting. The assets acquired, the liabilities assumed and any non-controlling interests of the acquiree as of the acquisition date, if any, are measured at their fair values as of the acquisition date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any non-controlling interests of the acquiree and fair value of previously held equity interest in the acquiree, if any, as of the acquisition date over the fair values of the identifiable net assets acquired. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as of the acquisition date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2023, FEBRUARY 29, 2024 AND FEBRUARY 28, 2025

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

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets.

Long-term investments

The Group’s long-term investments include equity securities without readily determinable fair values, equity securities with readily determinable fair values, equity method investments, available-for-sale investments, fair value option investments and held-to-maturity investments.

Equity securities without readily determinable fair values

The Group reviews its equity securities without readily determinable fair value for impairment at each reporting period. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment’s fair value in accordance with ASC 820, Fair Value Measurement. If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss in the consolidated statements of operations equal to the difference between the carrying value and the fair value.

Equity securities with readily determinable fair values

Equity securities with readily determinable fair value are measured at fair values, and any changes in the fair value are recognized in the consolidated statements of operations.

For the years ended February 28, 2023 and February 29, 2024, the Group recognized fair value loss of $8,624 and $1,016, respectively. The Group recorded $4,840 impairment loss during the year ended February 29, 2024. The equity security with readily determinable fair value was fully impaired as of February 29, 2024 and February 28, 2025.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2023, FEBRUARY 29, 2024 AND FEBRUARY 28, 2025

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

Under the equity method, the Group initially records its investment at cost and subsequently recognizes the Group’s proportionate share of each equity investee’s net income or loss after the date of investment into the consolidated statements of operations and accordingly adjusts the carrying amount of the investment. If the financial statements of an investee cannot be made available within a reasonable period of time, the Group records its share of the net income or loss of an investee on a one quarter lag basis in accordance with ASC 323, Investment—Equity Method and Joint Ventures.

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

Available-for-sale investments

For investments in investees’ shares which are determined to be debt securities, the Group accounts for them as available-for-sale investments when they are not classified as either trading or held-to-maturity investments. Available-for-sale investments are reported at fair value, with unrealized gain and loss recorded in accumulated other comprehensive income / (loss) as a component of shareholders’ equity. Declines in the fair value of individual available-for-sale investment below its amortized cost due to credit-related factors are recognized as an allowance for credit losses, whereas if declines in the fair value are not due to credit-related factors, the loss is recorded in other comprehensive income / (loss).

Fair value option investments

The Group elects the fair value option to account for certain investments whereby the change in fair value is recognized in the consolidated statements of operations.

Held-to-maturity investments

Long-term investments include wealth management products, which are mainly deposits placed with financial institutions with original maturity more than one year and are restricted as to withdrawal and use. The Group classifies the wealth management products as “held-to-maturity” securities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2023, FEBRUARY 29, 2024 AND FEBRUARY 28, 2025

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

Revenue recognition

The Group follows the five steps approach for revenue recognition under ASC 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the Group satisfies a performance obligation.

Revenue is recognized when control of promised goods or services is transferred to the Group’s customers in amounts of consideration to which the Group expects to be entitled to in exchange for those goods or services. The Group’s revenues are reported net of discounts, value added tax and surcharges.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2023, FEBRUARY 29, 2024 AND FEBRUARY 28, 2025

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

2.           SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

Learning services and others

Learning services primarily consist of small classes, personalized premium services and online course offerings. Each contract of learning service is accounted for as a single performance obligation which is satisfied proportionately over the service period. Learning fee is generally collected in advance and is initially recorded as deferred revenue. Revenues of learning services are recognized proportionately as the learning sessions are delivered.

The Group distributes coupons to attract both existing and prospective learners to enroll in its services. The coupon has fixed dollar amounts and can only be used against future services. The coupon is not considered a material right to the customer and is accounted for as a reduction of transaction price of the service contract.

Small class learning services primarily consist of Xueersi Peiyou small class. Personalized premium services are referring to after-school one-on-one learning services. Each contract of small class learning services or personalized premium services is accounted for as a single performance obligation which is satisfied proportionately over the service period. Learning service fee is generally collected in advance and is initially recorded as deferred revenue. For small class learning services and personalized premium services, revenues are recognized proportionately as the learning sessions are delivered.

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

Students enroll for online courses through www.xueersi.com by the use of prepaid study cards or payment to the Group’s online accounts. Each contract of the online education services is accounted for as single performance obligation which is satisfied ratably over the service period. The proceeds collected are initially recorded as deferred revenue. For live class courses, revenues are recognized proportionately as the learning sessions are delivered. For pre-recorded course content, revenues are recognized on a straight line basis over the subscription period from the date in which the students activate the courses to the date in which the subscribed courses end. Refunds are provided to the students who decide to withdraw from the subscribed courses within the course offer period and a proportional refund is based on the percentage of untaken courses to the total courses purchased. Historically, the Group has not experienced material refunds.

Other revenues primarily consist of Software-as-a-Service (“SaaS”) services. The SaaS services are mainly charged on either a subscription or consumption basis. Revenues related to SaaS services charged on a subscription basis are recognized over the contract period. Revenues related to SaaS services charged on a consumption basis are recognized based on the customer utilization of the resources.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2023, FEBRUARY 29, 2024 AND FEBRUARY 28, 2025

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

2.           SIGNIFICANT ACCOUNTING POLICIES – continued

Revenue recognition – continued

Learning content solutions

Learning content solutions primarily consist of sales of various learning content products, such as physical products with digital resources, to end users directly or through distribution partners. Revenues are recognized when control of the promised goods or services is transferred to the customer, in an amount that reflects the consideration the Group expects to be entitled to in exchange for the goods or services. For the sales of physical products bundled with digital resources, the Group has identified two performance obligations, the physical products and the digital resources. The transaction price is allocated to each performance obligation based on the estimated stand-alone selling prices. If a stand-alone selling price is not directly observable, the Group estimates the stand-alone selling price by using adjusted market assessment approach or expected cost plus margin approach. Revenues related to the physical products are recognized when the control has transferred to the customers, which generally occurs upon the delivery to the end customers or upon the delivery to distributors. Revenues related to the digital resources are recognized over the estimated learning period. The Group estimates the learning period based on historical users’ learning behavior patterns of comparable products.

The following table presents the net revenues disaggregated by revenue sources for the years ended February 28, 2023, February 29, 2024 and February 28, 2025.

	For the year ended	For the year ended	For the year ended
	February 28,	February 29,	February 28,
	2023	2024	2025
Disaggregation of net revenues
- Learning services and others	$853,629	$1,051,783	$1,534,815
- Learning content solutions	166,143	438,657	715,418
Total	$1,019,772	$1,490,440	$2,250,233

As a practical expedient, the Group elects to record the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. The closing balance of deferred contract cost was recorded as other non-current assets with the amount of $7,853 and $16,347 as of February 29, 2024 and February 28, 2025, respectively. Amortization expenses were $2,353, $4,698 and $8,804 for the years ended February 28, 2023, February 29, 2024 and February 28, 2025, respectively.

In addition, the Group determines the transaction price to be earned by estimating the refund liabilities based on historical refund ratio on a portfolio basis using the expected value method. Refund liabilities are recorded under accrued expenses and other current liabilities, for fee collected that expected to be refunded to the customers in the future if students withdraw from a course for the remaining classes.

The contract liabilities of deferred revenue were $428,279 and $671,227 as of February 29, 2024 and February 28, 2025, respectively. Substantially all contract liabilities as of February 29, 2024 were recognized as revenues during the year ended February 28, 2025. The difference between the opening and closing balances of the Group’s contract liabilities primarily results from the timing difference between the Group’s satisfaction of performance obligation and the customers’ payment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2023, FEBRUARY 29, 2024 AND FEBRUARY 28, 2025

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

2.           SIGNIFICANT ACCOUNTING POLICIES - continued

Share-based compensation

Share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument and recognized as compensation expenses on a straight-line basis over the requisite service period, with a corresponding impact reflected in additional paid-in capital. For share-based awards granted with performance condition, the compensation cost is recognized when it is probable that the performance condition will be achieved. The Group reassesses the probability of achieving the performance condition at the end of each reporting date and records a cumulative catch-up adjustment for any changes to its assessment. Forfeitures are recognized as they occur. Liability-classified awards are remeasured at their fair-value-based measurement as of each reporting date until settlement.

Value added tax (“VAT”)

Pursuant to the PRC tax laws, for general VAT payers, VAT on sales is calculated at 13% on revenues from product sales and paid after deducting input VAT on purchases. The net VAT balance between input VAT and output VAT is recorded in accrued expenses and other current liabilities under other taxes payable.

The Group’s online education services and technical services are subject to VAT at the rate of 6% of revenues for general VAT payers.

In accordance with Circular Cai Shui 2016 No. 68, the general VAT payers who provide non-academic education services could elect a simple VAT collection method and apply for a VAT rate of 3%. Some of the Group’s subsidiaries and schools elect to apply for a VAT rate of 3%.

In accordance with Circular 2021 No.10 and 2023 No.60 of the Ministry of Finance and the State Administration of taxation, the VAT on book sales revenues enjoys an exemption policy from January 1, 2021 to December 31, 2027.

Operating leases

The Group determines if an arrangement is a lease or contains a lease at lease inception. Operating leases are required to be recorded in the consolidated balance sheets as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. The Group has elected the package of practical expedients, which allows the Group not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. The Group also elected the practical expedient not to separate lease and non-lease components of contracts. Lastly, for lease assets other than real estate, such as printing machine and electronic appliances, the Group elected the short-term lease exemption as their lease terms are 12 months or less.

As the rate implicit in the lease is not readily determinable, the Group estimates its incremental borrowing rate based on the information available at the commencement date of the lease in determining the present value of lease payments. The incremental borrowing rate is estimated in a portfolio approach to approximate the interest rate on a collateralized basis with similar terms and payments in a similar economic environment. The Group’s leases often include options to extend and lease terms include such extended terms when the Group is reasonably certain to exercise those options. Lease terms also include periods covered by options to terminate the leases when the Group is reasonably certain not to exercise those options. Lease expenses are recorded on a straight-line basis over the lease term.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2023, FEBRUARY 29, 2024 AND FEBRUARY 28, 2025

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

2.            SIGNIFICANT ACCOUNTING POLICIES - continued

Advertising costs

The Group expenses advertising costs as incurred, which mainly include advertising expenditure through social media, search engines and outdoor advertising. Total advertising costs incurred were $41,956, $147,264 and $305,911 for the years ended February 28, 2023, February 29, 2024 and February 28, 2025, respectively, and have been included in selling and marketing expenses in the consolidated statements of operations.

Government subsidies

The Group reports government subsidies when received from local government authority with no limitation on the use of the subsidies. From time to time, the Group receives government subsidies related to government sponsored projects and records such government subsidies as a liability when received and recognizes in the consolidated statements of operations when the performance obligation is met or fulfilled.

Foreign currency translation

The functional and reporting currency of the Company is the United States dollar. The functional currency of the Company’s PRC subsidiaries, the VIEs and their subsidiaries and schools in the PRC is Renminbi (“RMB”).

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the year are converted into the functional currencies at the applicable rates of exchange prevailing at the transaction dates. Transaction gains and losses are recognized in the consolidated statements of operations. For the years ended February 28, 2023, February 29, 2024 and February 28, 2025, the Group recorded exchange loss of $36,933, $13,355 and exchange gain of $3,005, respectively, in other (expense) / income in the consolidated statements of operations.

For translating the results of the PRC subsidiaries into the functional currency of the Company, assets and liabilities are translated from each subsidiary’s functional currency to the reporting currency at the exchange rate on the balance sheet date. Equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income/ (loss) in the consolidated statements of changes in equity and comprehensive income / (loss).

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents, and restricted cash of the Group included aggregate amounts of $1,088,500 and $880,776 as of February 29, 2024 and February 28, 2025, respectively, which were denominated in RMB.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2023, FEBRUARY 29, 2024 AND FEBRUARY 28, 2025

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

Comprehensive income / (loss)

Comprehensive income / (loss) includes net income / (loss), unrealized gain or loss on available-for-sale investments, and foreign currency translation adjustment. Comprehensive income / (loss) is reported in the consolidated statements of comprehensive income / (loss).

Concentration of credit risk

Financial instruments that potentially expose the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, short-term investments and restricted cash. The Group places its cash and cash equivalents, short-term investments and restricted cash in financial institutions with high credit ratings.

Financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, restricted cash, short-term investments, long-term investments accounted for available-for-sale investments, fair value option investments, equity securities with readily determinable fair values, equity securities without readily determinable fair values, held-to-maturity investments, amounts due from related parties, amounts due to related parties and accounts payable. The Group carries its available-for-sale investments, equity securities with readily determinable fair values and fair value option investments at fair value. The carrying amounts of other financial instruments, except for equity securities without readily determinable fair values approximate their fair values.

Net income / (loss) per share

Basic net income / (loss) per share is computed by dividing net income / (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted net income / (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised into common shares. Common share equivalents are excluded from the computation of the diluted net income / (loss) per share in years when their effect would be anti-dilutive. The Group has share options, non-vested shares which could potentially dilute basic net income / (loss) per share in the future. To calculate the number of shares for diluted net income / (loss) per share, the effect of the share options and non-vested shares is computed using the treasury stock method.

As the Group incurred net loss for the years ended February 28, 2023, and February 29, 2024, the effect of potential issuances of the shares for non-vested shares and share options is anti-dilutive. Therefore, basic and diluted net loss per share are the same in the periods.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2023, FEBRUARY 29, 2024 AND FEBRUARY 28, 2025

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

2.            SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements adopted

In November 2023, Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2023-07 “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”. ASU 2023-07 intends to improve reportable segment disclosure requirements, enhance interim disclosure requirements and provide new segment disclosure requirements for entities with a single reportable segment. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods with fiscal years beginning after December 15, 2024. ASU 2023-07 is required to be adopted retrospectively, to all prior periods presented. The Company adopted this new standard on March 1, 2024, and please see Note 18 for further details.

Recent accounting pronouncements not yet adopted

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. The amendments in this update address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This update also includes certain other amendments to improve the effectiveness of income tax disclosures. The amendments in ASU 2023-09 are effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group is currently evaluating the impact from the adoption of this ASU on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03 “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)”. The amendments in this update intend to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling, general and administrative expenses, and research and development). ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group is currently evaluating the impact from the adoption of this ASU on its consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2023, FEBRUARY 29, 2024 AND FEBRUARY 28, 2025

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

3.           SHORT-TERM INVESTMENTS

Short-term investments consisted of the following:

	As of	As of
	February 29,	February 28,
	2024	2025
Held-to-maturity investments (1)	$135,355	$445,356
Variable-rate financial instruments (2)	936,488	1,401,764
Available-for-sale securities (3)	22,750	—

	$1,094,593	$1,847,120
(1)	The Group purchased wealth management products from financial institutions and classified them as held-to-maturity investments as the Group has the positive intent and ability to hold the investments to maturity. The maturities of these financial products range from three months to twelve months. The Group estimated that their fair value approximates their amortized costs.
(2)	The Group purchased several investment products indexed to, for example, certain stock, stock market or foreign exchange with maturities less than one year. The Group elected the fair value option to account for these investments. The fair value change of the investment products was insignificant for the year ended February 28, 2023. The Group recorded gains of $28,085 and $50,039 in other income resulting from changing in fair value for the years ended February 29, 2024, and February 28, 2025, respectively.
(3)	The short-term available-for-sale securities include wealth management products issued by commercial banks and other financial institutions with variable rates where the principal is unsecured but there is no restriction on withdrawal. The Group accounted for them at fair value and recognized an unrealized gain of $15,395, $707 and nil in other comprehensive income for the years ended February 28, 2023, February 29, 2024 and February 28, 2025, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2023, FEBRUARY 29, 2024 AND FEBRUARY 28, 2025

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

4.           PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of	As of
	February 29,	February 28,
	2024	2025
Accounts receivables	$52,739	$94,153
Prepaid VAT (1)	31,784	47,810
Prepayments to suppliers (2)	32,164	42,476
Interest receivable	22,621	9,529
Other deposits	3,106	4,197
Prepaid rental and related fees(3)	2,854	3,187
Receivables of withholding tax for employees related to share incentive plan (4)	4,985	2,154
Others	9,245	12,275

	$159,498	$215,781
(1)	Prepaid VAT represents input VAT from the purchase of goods and services.
(2)	Prepayments to suppliers are primarily for prepaid operating expenses.
(3)	Balances include prepaid rental where the lease term has not yet commenced and rental deposit receivables from leases that have been terminated.
(4)

The receivable represents the withholding tax upon the vesting of non-vested shares or exercise of options that the employees agreed to repay the Group with the proceeds of shares sold subsequent to the option exercise through the Group’s broker.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2023, FEBRUARY 29, 2024 AND FEBRUARY 28, 2025

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

5.           PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of	As of
	February 29,	February 28,
	2024	2025
Building	$57,777	$209,237
Leasehold improvement	84,925	144,157
Computer, equipment and software	114,976	143,187
Vehicles	769	760
Office equipment and furniture	2,799	4,424
Construction in progress	286,429	143,040

Total cost of property and equipment	547,675	644,805
Less: accumulated depreciation	(133,596)	(163,894)
Less: accumulated impairment loss	(8,760)	(8,545)
	$405,319	$472,366

For the years ended February 28, 2023, February 29, 2024 and February 28, 2025, depreciation expenses were $35,289, $23,748 and $45,774, respectively. For the years ended February 28, 2023, February 29, 2024 and February 28, 2025, $688, $1,290 and $5,364 impairment loss was recorded in operating expenses mainly related to leasehold improvements of certain learning centers and offices. Accumulated impairment amounting to $1,982 and $5,579 was written off along with underlying property and equipment and leasehold improvement which were disposed or fully impaired for the years ended February 29, 2024 and February 28, 2025, resulting from lease terminations.

In December 2019, the Group entered into contracts for the development of office space on parcels in Beijing and Jiangsu. In May 2024, construction in progress was transferred to the respective category of property and equipment in Beijing. The direct costs related to the construction in Jiangsu are capitalized as construction in progress for the years ended February 28, 2023, February 29, 2024 and February 28, 2025.

6.           LAND USE RIGHTS, NET

Land use rights, net, consisted of the following:

	As of	As of
	February 29,	February 28,
	2024	2025
Land use rights	$214,722	$214,933
Less: accumulated amortization	(20,748)	(24,959)

Add: foreign exchange difference	(4,925)	(7,094)

Land use rights, net	$189,049	$182,880

Amortization expenses for land use rights for the years ended February 28, 2023, February 29,2024 and February 28, 2025, were $4,256, $4,763 and $4,211, respectively. The Group expects to recognize $4,173 in amortization expenses for each of the next five years and $162,015 thereafter.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2023, FEBRUARY 29, 2024 AND FEBRUARY 28, 2025

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

7.           LONG-TERM INVESTMENTS

Long-term investments consisted of the following:

	As of	As of
	February 29,	February 28,
	2024	2025
Equity securities without readily determinable fair values
Xiamen Meiyou Information and Technology Co., Ltd. (“Xiamen Meiyou”) (1)	$18,260	$18,047
Other investments (2)	55,897	30,239

Equity method investments
Long-term investment in third-party technology companies (3)	39,352	26,207

Fair value option investments(4)
Long-term investment in third-party technology companies	—	11,397
Other investments	19,494	—

Available-for-sale investments
Ximalaya Inc. (“Ximalaya“) (5)	41,843	35,005
Other investments (6)	109,420	103,997

Held-to-maturity investments (7)	—	80,213

Total	$284,266	$305,105
(1)	In December 2018, the Group acquired 15.32% equity interest in Xiamen Meiyou, an internet company focusing on providing services to female clients. In June 2019, the investment was reclassified from equity method to equity investment without readily determinable fair value as the Group lost the ability to exercise significant influence due to the restructured capital of Xiamen Meiyou. The Group recorded $27,262 impairment loss for the year ended February 29, 2024, due to unsatisfied financial performance of the investee with no obvious upturn or potential financial solutions in the foreseeable future, and no impairment loss was recorded for the year ended February 28, 2025.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2023, FEBRUARY 29, 2024 AND FEBRUARY 28, 2025

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

7.           LONG-TERM INVESTMENTS – continued

(2)	The Group holds equity interests in certain third-party private companies through investments in their common shares or in-substance common shares. The Group accounted for these equity investments using the measurement alternative when equity method is not applicable and there is no readily determinable fair value for the investments. The Group recorded $1,192, $4,869 and $4,241 impairment loss on these investments for the years ended February 28, 2023, February 29, 2024 and February 28, 2025, respectively, due to unsatisfied financial performance of the investees with no obvious upturn or potential financial solutions in the foreseeable future. For equity securities without readily determinable fair value that qualify for the practical expedient to estimate fair value using net asset value per share, the Group estimates the fair value using net asset value per share and recorded fair value loss of $8,762, gain of $8,362 and loss of $4,932 in other (expense) / income for the years ended February 28, 2023, February 29, 2024 and February 28, 2025, respectively.
(3)	The Group holds minority equity interests in several third-party private companies through investments in their common shares or in-substance common shares. The Group accounts for these investments under the equity method because the Group has the ability to exercise significant influence but does not have control over the investees.

Impairment loss on equity method investments was nil for the years ended February 28, 2023, February 29, 2024 and February 28, 2025, respectively.

(4)	The Group purchased wealth management products from financial institutions in China and classified them as fair value option investments. The Group measures these products with their fair value using directly or indirectly observable inputs in the market place. During the year ended February 28, 2025, the Group obtained control over a fund. The related purchase price and operations of the fund were not material. The fund held equity interests in several private companies, and the Group elected fair value option to account for the investments held by the fund.
(5)	In fiscal year 2017 and 2020, the Group completed two transactions with Ximalaya, a professional audio sharing platform, to acquire its Series C+ and E-2 convertible redeemable preferred shares. As of February 28, 2025, the Group held 1.75% equity interest of Ximalaya, and accounted for the investment as available-for-sale investments since the investee’s preferred shares held are determined to be debt securities due to the redemption condition of the shares.
(6)	The Group acquired minority equity interest and convertible debt securities in several third-party private companies, and the majority of which are engaged in artificial intelligence industry and online platform business. The Group holds minority equity interests of these companies through purchasing their convertible redeemable preferred shares. The Group accounted for these investments as available-for-sale investments since the investees’ preferred shares held are determined to be debt securities. The Group recorded $6,495, $10,011 and $8,692 impairment loss during the years ended February 28, 2023, February 29, 2024 and February 28, 2025, respectively, due to unsatisfied financial performance of the investees with no obvious upturn or potential financial solutions in the foreseeable future.
(7)	The Group purchased wealth management products from financial institutions in China and classified them as held-to-maturity investments as the Group has the positive intent and ability to hold the investments to maturity. The original maturities of these financial products were two years and recorded at amortized cost.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2023, FEBRUARY 29, 2024 AND FEBRUARY 28, 2025

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

8.          LONG-TERM PREPAYMENTS AND OTHER NON-CURRENT ASSETS

As of February 29, 2024 and February 28, 2025, long-term prepayments and other non-current assets primarily consisted of long-term service fees, commission and intangible assets which were immaterial.

The Group recognized $8,600, nil and nil impairment loss of long-term prepayments and other non-current assets for the years ended February 28, 2023, February 29, 2024 and February 28, 2025, respectively.

9.         ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of	As of
	February 29,	February 28,
	2024	2025
Accrued employee payroll and welfare benefits	$286,042	$311,813
Refund liabilities	57,500	73,772
Accrued operating expenses	60,714	102,736
Income tax payable	50,662	65,138
Other taxes payable	20,187	16,227
Professional service fee payable	1,958	1,585
Others	14,848	10,956

Total	$491,911	$582,227

10.         LOAN FACILITIES

In August 2024, the Group entered into two loan facility agreements with commercial banks based in China, pursuant to which the Group may borrow an aggregate maximum amount of up to RMB600 million. Each of the credit facilities has a term of one year or less and an effective drawdown period of one year or less. The Group drew down loans in an aggregate amount of RMB400 million from such loan facilities and subsequently made full repayments for these loans in the year ended February 28, 2025.

11.         FAIR VALUE

(a)	Assets and liabilities measured at fair value on a recurring basis

In accordance with ASC 820, Fair Value Measurement, the Group measures financial products, available-for-sale investments, fair value option investments and equity securities with readily determinable fair value at fair value on a recurring basis. Equity securities classified within Level 1 are valued using quoted market prices currently available on the Hong Kong Stock Exchange. Variable-rate financial instruments and available-for-sale investments classified within Level 2 are valued using directly or indirectly observable inputs in the market place. The available-for-sale investments classified within Level 3 are valued using the income approach, the binomial option model or the backsolve method, where appropriate. The income approach, the binomial option model and the backsolve method require the use of significant unobservable inputs (Level 3 inputs) which involve significant management judgment and estimation. Changes in any unobservable inputs may have a significant impact on fair values. In the valuation of Level 3 financial instruments as of February 28, 2025, the weighted average cost of capital adopted ranges from 19% to 24% with weighted average at 20%, the discount for lack of marketability adopted ranges from 9% to 35% with weighted average at 19%, and the expected volatilities adopted range from 36% to 65% with weighted average at 49%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2023, FEBRUARY 29, 2024 AND FEBRUARY 28, 2025

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

11.         FAIR VALUE - continued

(a)	Assets and liabilities measured at fair value on a recurring basis - continued

As of February 29, 2024 and February 28, 2025, information about inputs for the fair value measurements of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair Value Measurement at Reporting Date Using
		Quoted Prices in	Significant Other	Significant
	February 29,	Active Market for	Observable	Unobservable
Description	2024	Identical Assets	Inputs	Inputs
		(Level 1)	(Level 2)	(Level 3)
Short-term investments
Variable-rate financial instruments	$936,488	$—	$936,488	$—
Available-for-sale investments	22,750	—	22,750	—
Long-term investments
Fair value option investments	19,494	—	19,494	—
Available-for-sale investments	151,263	—	—	151,263

Total	$1,129,995	$—	$978,732	$151,263

	Fair Value Measurement at Reporting Date Using
		Quoted Prices in	Significant Other	Significant
	February 28,	Active Market for	Observable	Unobservable
Description	2025	Identical Assets	Inputs	Inputs
		(Level 1)	(Level 2)	(Level 3)
Short-term investments
Variable-rate financial instruments	$1,401,764	$—	$1,401,764	$—
Long-term investments
Fair value option investments	11,397	—	—	11,397
Available-for-sale investments	139,002	—	—	139,002

Total	$1,552,163	$—	$1,401,764	$150,399

The roll forward of Level 3 investments is as following:

Balance as of February 28, 2023	$106,675
Purchases	61,688
Disposal	(7,206)
Changes in fair value	1,368
Impairment loss	(10,011)
Foreign exchange difference	(1,251)

Balance as of February 29, 2024	$151,263
Purchases	11,897
Changes in fair value	(3,410)
Impairment loss	(8,692)
Foreign exchange difference	(659)
Balance as of February 28, 2025	$150,399

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2023, FEBRUARY 29, 2024 AND FEBRUARY 28, 2025

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

11.         FAIR VALUE - continued

(b)	Assets and liabilities measured at fair value on a non-recurring basis

The Group measures its property and equipment at fair value on a non-recurring basis annually or whenever events or changes in circumstances indicate that the carrying amount exceeds its fair value. The Group determined the fair value of property and equipment that were subject to impairment using the income approach with significant unobservable inputs (Level 3 inputs). Please see Note 5.

The Group measures long-term investments (excluding the equity securities with readily determinable fair values, available-for-sale investments and fair value option investments) at fair value on a non-recurring basis only if an impairment or observable price adjustment is recognized in the current period. Please see Note 7(1), Note 7(2) and Note 7(3).

For equity securities without readily determinable fair values, the fair value was determined using directly or indirectly observable inputs in the market place (Level 2 inputs). Whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable, the fair value of the aforementioned long-term investments was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection of discounted future cash flow and the discount rate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2023, FEBRUARY 29, 2024 AND FEBRUARY 28, 2025

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

12.         LEASES

The Group has operating leases for learning centers, service centers and office spaces. Certain leases include renewal options and/or termination options, which are factored into the Group’s determination of lease payments when appropriate.

During the year ended February 28, 2025, certain office leases in Beijing were terminated before the expiration of the lease term. The relevant right-of-use assets, with a carrying amount totaled at $40,537, and the corresponding lease liabilities were derecognized upon the effectiveness of the early termination.

Operating lease costs for the years ended February 28, 2023, February 29, 2024 and February 28, 2025 were $65,750, $84,236 and $105,431, respectively, which excluded costs of short-term contracts. Short-term lease costs for the years ended February 28, 2023, February 29, 2024 and February 28, 2025 were $267, $279 and $177, respectively.

As of February 29, 2024 and February 28, 2025, the weighted average remaining lease terms were 4.4 years and 6.7 years, respectively, and the weighted average discount rates were 5.8% and 5.8% for the Group’s operating leases, respectively.

Supplemental cash flow information of the leases is as follows:

	For the year ended	For the year ended
	February 29,	February 28,
	2024	2025
Cash payments for operating leases	$65,610	$103,301
Right-of-use assets obtained in exchange for operating lease liabilities	137,769	269,219

The following is a maturity analysis of the annual undiscounted cash flows for lease liabilities as of February 28, 2025:

As of February 28,
Fiscal year ending	2025
February 2026	$96,241
February 2027	91,030
February 2028	70,794
February 2029	50,262
February 2030	20,423
Thereafter	100,492

Total future lease payments	429,242
Less: Imputed interest	(95,894)

Present value of operating lease liabilities	$333,348

As of February 28, 2025, the Group has lease contracts that have been entered into but not yet commenced amounting to $43,972. These contracts will commence during fiscal year 2026.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2023, FEBRUARY 29, 2024 AND FEBRUARY 28, 2025

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

13.         INCOME TAXES

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation.

Hong Kong

TAL Hong Kong is established in Hong Kong and has been subject to a two-tiered income tax rate for taxable income earned in Hong Kong effectively since April 1, 2018. The first 2 million Hong Kong dollars of profits earned by a company are subject to taxes at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate of 16.5%, and each group of connected entities can nominate only one entity to benefit from the two-tiered tax rate. The provision for Hong Kong profits tax in the consolidated financial statements was immaterial for the years ended February 28, 2023, February 29, 2024 and February 28, 2025.

PRC

Under the PRC Enterprise Income Tax Law, enterprise income tax (“EIT”) rate is 25% for most enterprises with the following exceptions.

TAL Beijing and Beijing Xintang Sichuang are qualified as High and New Technology Enterprises (“HNTE”) and accordingly entitled to a preferential tax rate of 15% from calendar years 2020 through 2025.

Beijing Yizhen Xuesi Education Technology Co., Ltd. (“Yizhen Xuesi”) is qualified as HNTE and accordingly entitled to a preferential tax rate of 15% from calendar years 2023 through 2026.

Shenzhen Xingtong is qualified as HNTE and accordingly entitled to a preferential tax rate of 15% from calendar years 2024 through 2026.

Provision for income tax consisted of the following:

	For the year ended	For the year ended	For the year ended
	February 28,	February 29,	February 28,
	2023	2024	2025
Current - income tax expenses	$19,894	$14,237	$36,960
Deferred - income tax expenses	117	1,142	1,360

Total	$20,011	$15,379	$38,320

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2023, FEBRUARY 29, 2024 AND FEBRUARY 28, 2025

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

13.         INCOME TAXES - continued

PRC – continued

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets and liabilities were as follows:

	As of	As of
	February 29,	February 28,
	2024	2025
Deferred tax assets:
Advertising expenses and prepaid rental	$189,712	$207,251
Property and equipment	2,628	2,922
Impairment loss on long-term investments	47,660	45,473
Others	66,107	79,988
Tax losses carry-forward	252,109	180,641
Less: valuation allowance	(553,596)	(512,788)
Deferred tax assets, net	$4,620	$3,487

Deferred tax liabilities:
Intangible assets	449	67
Others	1,911	3,407
Deferred tax liabilities	$2,360	$3,474

As of February 28, 2025, the Group had operating loss carry-forward of $752,446 from entities in the PRC to offset the future tax profit for five years, and the period was extended to ten years for entities which qualified as HNTE in calendar year 2018 and thereafter. The Company operates its business through its subsidiaries, its VIEs and their subsidiaries and schools. The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs and their subsidiaries and schools may not be used to offset other subsidiaries’ or VIEs’ earnings within the Group. Valuation allowance is considered on each individual subsidiary and VIE basis. Valuation allowance of $553,596 and $512,788 was recorded as of February 29, 2024 and February 28, 2025, respectively, in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

Under U.S. GAAP, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amounts, including those differences attributable to a more than 50% interest in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in the VIEs because it believes such excess earnings can be distributed in a manner that would not be subject to income tax.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2023, FEBRUARY 29, 2024 AND FEBRUARY 28, 2025

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

13.         INCOME TAXES – continued

PRC - continued

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group has concluded that there are no significant uncertain tax positions requiring recognition in its consolidated financial statements for the years ended February 28, 2023, February 29, 2024 and February 28, 2025. The Group did not incur any significant interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future years.

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

Reconciliation between the provision for income taxes computed by applying the PRC EIT rates of 25% in fiscal years 2023, 2024 and 2025 to (loss) / income before provision for income tax and the actual provision for income tax was as follows:

	For the year ended	For the year ended	For the year ended
	February 28,	February 29,	February 28,
	2023	2024	2025
(Loss) / income before provision for income tax	$(109,719)	$17,483	$132,111
PRC statutory income tax rate	25%	25%	25%

Income tax at statutory income tax rate	(27,430)	4,371	33,028
Effect of non-deductible expenses and loss and super deduction expenses	(10,200)	5,669	11,570
Effect of income tax exemptions and preferential tax rates	(47,062)	(700)	(7,225)
Effect of income tax rate difference in other jurisdictions	75,598	(70)	(14,431)
Change in valuation allowance	29,105	6,109	15,378

Income tax expenses	$20,011	$15,379	$38,320

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2023, FEBRUARY 29, 2024 AND FEBRUARY 28, 2025

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

13.         INCOME TAXES – continued

PRC - continued

If the Group did not enjoy income tax exemptions and preferential tax rates for the years ended February 28, 2023, February 29, 2024 and February 28, 2025, the increase in income tax expenses and net (loss) / income per share amounts would be as follows:

	For the year ended	For the year ended	For the year ended
	February 28,	February 29,	February 28,
	2023	2024	2025
Increase in income tax expenses	$47,062	$700	$7,225
Net (loss) / income per common share-basic	$(0.86)	$(0.02)	$0.38
Net (loss) / income per common share-diluted	$(0.86)	$(0.02)	$0.38

The PRC EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. The Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for PRC EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed a resident enterprise, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25% with the statute which is subject to the determination by PRC tax authorities.

If the Company were to be non-resident for PRC tax purpose, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries, the withholding tax would be 10%.

The aggregate undistributed earnings of the Company’s subsidiaries, the VIEs and their subsidiaries and schools located in the PRC that are available for distribution are $2,740,513 and $2,841,246 as of February 29, 2024 and February 28, 2025, respectively. Upon distribution of such earnings, the Company will be subject to PRC withholding taxes, the amount of which is impractical to estimate. The Company intends to permanently reinvest all earnings in China and its subsidiaries do not intend to declare dividends to the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2023, FEBRUARY 29, 2024 AND FEBRUARY 28, 2025

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

14.         COMMON SHARES

The Company has two classes of common shares, namely, Class A and Class B common shares, following the issuance of Class A common shares upon the Initial Public Offering in October 2010.

Holders of Class A common shares and Class B common shares have the same rights except for voting and conversion rights. In respect of matters requiring shareholders’ vote, each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. Each Class B common share is convertible into one Class A common share at any time by the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances. Three American Depositary Shares represent one Class A common share.

During the years ended February 28, 2023, February 29, 2024 and February 28, 2025, 2,310,009,2,315,735 and 1,839,056 Class A common shares were issued in connection with vested shares, respectively.

During the years ended February 28, 2023, February 29, 2024 and February 28, 2025, 26,092, 133,385 and 26,027 Class A common shares were issued upon exercise of share options, respectively.

During the year ended February 29, 2024, 27,680 Class A common shares were issued as consideration for purchase of intangible assets.

On April 28, 2022, the Company’s board of directors authorized to extend its share repurchase program launched in April 2021 by 12 months. Pursuant to the extended share repurchase program, the Company may repurchase up to $803.7 million of its common shares through April 30, 2023 in accordance with applicable rules and regulations. During the year ended February 28, 2023, the Company repurchased 5,959,339 Class A common shares at an aggregate consideration of $66,368. The repurchased shares were cancelled during the year ended February 29, 2024.

On April 26, 2023, the Company’s board of directors authorized to extend its share repurchase program launched in April 2021 by 12 months. Pursuant to the extended share repurchase program, the Company may repurchase up to approximately $737.4 million of its common shares through April 30, 2024. During the year ended February 29, 2024, the Company repurchased 13,385,764 Class A common shares at an aggregate consideration of $233,557. The repurchased shares were cancelled during the year ended February 29, 2024.

On April 23, 2024, the Company’s board of directors authorized to extend its share repurchase program launched in April 2021 by 12 months. Pursuant to the extended share repurchase program, the Company may repurchase up to approximately $503.8 million of its common shares through April 30, 2025. During the year ended February 28, 2025, the Company repurchased 499,933 Class A common shares at an aggregate consideration of approximately $13,147.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2023, FEBRUARY 29, 2024 AND FEBRUARY 28, 2025

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

15.         NET (LOSS) / INCOME PER SHARE

	For the year ended	For the year ended	For the year ended
	February 28,	February 29,	February 28,
	2023	2024	2025
Numerator:
Net (loss) / income attributable to TAL Education Group’s shareholders
Basic and diluted	$(135,612)	$(3,573)	$84,591

Denominator:
Weighted average shares outstanding - basic	212,575,277	203,304,744	201,963,823
Effect of dilutive securities:
Dilutive effect of non-vested shares and options (i)	—	—	3,258,930
Weighted average shares outstanding - diluted	212,575,277	203,304,744	205,222,753

Net (loss) / income per common share attributable to TAL Education Group’s shareholders-basic (ii)	$(0.64)	$(0.02)	$0.42
Net (loss) / income per common share attributable to TAL Education Group’s shareholders-diluted	$(0.64)	$(0.02)	$0.41
(i)	For the years ended February 28, 2023, February 29, 2024 and February 28, 2025, 8,805,748, 7,171,273 and 1,085,757 non-vested shares and share options were excluded from the calculation, respectively, as their effect was anti-dilutive.
(ii)	The Company’s common shares are divided into Class A and Class B common shares. Holders of Class A and Class B common shares have the same dividend rights. Therefore, the Company does not present net (loss) / income per share for each separate class.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2023, FEBRUARY 29, 2024 AND FEBRUARY 28, 2025

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

16.         RELATED PARTY TRANSACTIONS

The Group had the following balances and transactions with related parties:

Balances:

	As of	As of
	February 29,	February 28,
	2024	2025
Amounts due from related parties, current (i)	$343	$37
Amounts due from related parties, non-current (i)	$59	$96
Amounts due to related parties, current (ii)	$96	$93

Transactions:

	For the year ended	For the year ended	For the year ended
	February 28,	February 29,	February 28,
	2023	2024	2025
Service fees	$299	$207	$753
Other revenues	$339	$488	$36
(i)	The amounts due from related parties represent loans and prepayments to certain investees for service fees.

In fiscal years 2023, 2024 and 2025, the Group recorded $293, $61 and nil impairment loss on the amounts due from related parties.

(ii)	The amounts due to related parties primarily related to service fees payable to related parties.

17.         COMMITMENTS AND CONTINGENCIES

Capital commitment

Capital commitment for construction of property and purchase of property and equipment was $83,834 as of February 28, 2025, including the construction project in Jiangsu. The amount within one year for the capital commitment was $68,122 and $15,712 thereafter.

Lease property management fee commitment

Future minimum payments under non-cancelable agreements for property management fees as of February 28, 2025 were as follows:

Fiscal year ending
February 2026	$8,645
February 2027	4,809
February 2028	3,327
February 2029	2,140
February 2030	811
Thereafter	512
Total	$20,244

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2023, FEBRUARY 29, 2024 AND FEBRUARY 28, 2025

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

17.         COMMITMENTS AND CONTINGENCIES - continued

Investment commitment

The Group is obligated to pay $2,735 for several long-term investments under various arrangements as of February 28, 2025 with payments due within one year.

Contingencies

The Group is required to obtain and maintain various licenses and permits and fulfill registration and filing requirements in order to operate the current business, but the Group cannot reasonably estimate the contingent liabilities in relation to the licenses and permits that are in the process. Therefore, no liabilities were recorded as of February 28, 2025.

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

Separately, on March 29, 2023, a complaint of putative securities class action was filed against the Company and an executive in the U.S. District Court for the District of New Jersey (the “2023 Class Action”). The complaint alleges that the Company made misrepresentations and misleading disclosures between June 14, 2022 and March 14, 2023 about its compliance with Chinese laws and regulations. On October 16, 2023, the lead plaintiff filed an amended complaint, which named the Company and several executives as co-defendants. On December 17, 2024, all individual defendants were dismissed from this case. The case now proceeds to discovery with the Company as the sole remaining defendant.

As the lawsuits related to the 2022 Class Action and 2023 Class Action are in their preliminary status, the amount of potential loss, if any, associated with the resolution of such lawsuits, cannot be reasonably estimated at this time. As a result, the Company did not record any liabilities pertaining to the class action lawsuits.

18.         SEGMENT INFORMATION

The Group has one single operating and reportable segment. The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer. The CODM currently regularly reviews the consolidated financial results of the Group. Accordingly, the CODM uses consolidated net income / (loss) to measure segment profit or loss, allocate resources, and assess performance. Substantial majority of the Group’s long-lived assets are located in the PRC and substantially all of the Group’s revenues are derived from PRC. Significant segment expenses are presented in the Group’s consolidated statements of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2023, FEBRUARY 29, 2024 AND FEBRUARY 28, 2025

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

19.         MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. Total provisions for such employee benefits were $99,349, $108,756 and $141,163 for the years ended February 28, 2023, February 29, 2024 and February 28, 2025, respectively.

20.         STATUTORY RESERVES AND RESTRICTED NET ASSETS

As stipulated by the relevant PRC laws and regulations, the PRC entities are required to make appropriations from net income as determined in accordance with the PRC GAAP to non-distributable statutory reserve, which includes a statutory surplus reserve and a development fund. The PRC laws and regulations require that annual appropriations of 10% of after-tax income should be set aside prior to payments of dividends as statutory surplus reserve until the balance reaches 50% of the PRC entity registered capital.

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

The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital of the entities. For the years ended February 29, 2024 and February 28, 2025, the Group made apportions of $256 and $9,434 to the statutory surplus reserve, respectively, and made apportions of $4,529 and $4,965 to the development fund, respectively.

As a result of these PRC laws and regulations and the requirement that distribution by PRC entities can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserve of the Company’s PRC subsidiaries, the VIEs and their subsidiaries and schools. As of February 29, 2024 and February 28, 2025, paid-in capital balance of such entities was $691,968, and $723,859, respectively, and statutory reserve balance was $165,138 and $179,537 respectively. The total of restricted net assets as of February 29, 2024 and February 28, 2025 was therefore $857,106 and $903,396, respectively.

21.         SHARE-BASED COMPENSATION

In June 2010, the Company adopted the 2010 Share Incentive Plan (“2010 Plan”). The 2010 Plan permits the grant of options to purchase the Class A common shares, share appreciation rights, restricted shares, restricted share units, dividend equivalent rights and other instruments as deemed appropriate by the administrator under the 2010 Plan. In August 2013, the Company amended and restated the 2010 Plan (the “Amendment”). Pursuant to the Amendment, the maximum aggregate number of Class A common shares that may be issued pursuant to all awards under the share incentive plan is equal to five percent (5%) of the total issued and outstanding shares as of the date of the Amendment. However, the shares reserved may be increased automatically if and whenever the unissued share reserve accounts for less than one percent (1%) of the total then issued and outstanding shares, so that after the increase, the shares unissued and reserved under this plan immediately after each such increase shall equal five percent (5%) of the then issued and outstanding shares.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2023, FEBRUARY 29, 2024 AND FEBRUARY 28, 2025

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

21.         SHARE-BASED COMPENSATION – continued

In June 2020, the Company adopted the 2020 Share Incentive Plan (“2020 Plan”). The 2020 Plan permits the grant of options to purchase Class A common shares, restricted shares, restricted share units and other instruments as deemed appropriate by the administrator under the 2020 Plan. Pursuant to the 2020 Plan, the maximum aggregate number of shares that may be issued pursuant to all awards (including incentive share options) (the “Award Pool”) is initially five percent (5%) of the total issued and outstanding shares as of the effective date of the 2020 Plan, provided that (A) the Award Pool shall be increased automatically if and whenever the number of shares that may be issued pursuant to ungranted awards under the 2020 Plan (the “Ungranted Portion”) accounts for less than one percent (1%) of the then total issued and outstanding shares of the Company, so that for each automatic increase, the Ungranted Portion immediately after such increase shall equal five percent (5%) of the then total issued and outstanding shares of the Company, and (B) the size of the Award Pool shall be equitably adjusted in the event of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, consolidation or similar transactions.

The 2010 Plan has ceased to be used for grants of future awards upon the effectiveness of the 2020 Plan.

Non-vested shares – service condition

During the year ended February 28, 2025, the Company granted 757,143 service-based non-vested shares to employees and directors which generally vest over a period of 0 to 6 years.

The activities of non-vested shares granted with service condition were summarized as follows:

	Service Condition
	Number of	Weighted
	non-vested	average grant date
	shares	fair value
Outstanding as of February 29, 2024	6,235,596	$34.19

Granted	757,143	29.24
Forfeited	(397,655)	26.50
Vested	(1,787,520)	35.99
Outstanding as of February 28, 2025	4,807,564	$33.37

The Company recorded compensation expenses of $93,466, $76,047 and $57,164 for the years ended February 28, 2023, February 29, 2024 and February 28, 2025 related to service-based non-vested shares, respectively.

As of February 28, 2025, the unrecognized compensation expenses related to the service-based non-vested shares amounted to $96,035, which are expected to be recognized over a weighted-average period of 3.3 years.

The total fair value of service-based non-vested shares that vested during the years ended February 28, 2023, February 29, 2024 and February 28, 2025 was $114,050, $85,813 and $64,333, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2023, FEBRUARY 29, 2024 AND FEBRUARY 28, 2025

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

21.         SHARE-BASED COMPENSATION – continued

Non-vested shares – performance condition

During the year ended February 28, 2025, the Company granted 4,778 performance-based non-vested shares to employees. The vesting of awards is subject to the satisfaction of both a service and performance condition based on individual performance evaluations.

The activities of non-vested shares granted with performance condition were summarized as follows:

	Performance Condition
	Number of	Weighted
	non-vested	average grant date
	shares	fair value
Outstanding as of February 29, 2024	106,878	$166.57

Granted	4,778	176.72
Forfeited	(5,204)	191.30
Vested	(51,536)	185.70
Outstanding as of February 28, 2025	54,916	$147.15

The Company recorded compensation expenses related to performance-based non-vested shares of $11,608, $10,333 and $5,514 for the years ended February 28, 2023, February 29, 2024 and February 28, 2025, respectively.

As of February 28, 2025, the unrecognized compensation expenses related to the performance-based non-vested shares amounted to $5,570, which are expected to be recognized over a weighted-average period of 3.0 years.

The total fair value of performance-based non-vested shares that vested was $20,157, $12,471 and $9,570 for the years ended February 28, 2023, February 29, 2024 and February 28, 2025, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2023, FEBRUARY 29, 2024 AND FEBRUARY 28, 2025

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

21.         SHARE-BASED COMPENSATION – continued

Share options

Share options granted to employees and directors expire ranging from 8 years to 12 years from the date of grant.

During the year ended February 28, 2025, the Company granted 164,667 share options to employees at an exercise price of $0.03. These share options vest over a period of 5 years to 7 years.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants during the applicable periods:

	For the year ended	For the year ended
	February 28,	February 28,
	2023	2025
Risk-free interest rate(1)	2.80%-2.88%	3.80%
Expected life (years)(2)	6.13-6.57	7.33-7.40
Expected dividend yield(3)	0%	0%
Volatility(4)	64.8%-68.4%	71.1%-71.4%
Fair value of options at grant date per share(5)	$7.98 to $8.83	$25.83
(1)	Risk-free interest rate

Risk-free interest rate for periods within the contractual life of the option is based upon the U.S. treasury yield curve in effect at the time of grant.

(2)	Expected life (years)

Assumption of the expected term is based on the vesting and contractual terms and employee demographics.

(3)	Expected dividend yield

The dividend yield is estimated based on its expected dividend policy over the expected term of the options.

(4)	Volatility

The volatility assumption is estimated based on historical volatility of the Company’s share price applying the guidance provided by ASC 718 Stock Compensation.

(5)	No options were granted during the year ended February 29, 2024.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 28, 2023, FEBRUARY 29, 2024 AND FEBRUARY 28, 2025

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

21.         SHARE-BASED COMPENSATION – continued

Share options - continued

The activities of share options for the year ended February 28, 2025 were as follows:

		Weighted	Weighted	Aggregate
		average	average remaining	intrinsic
	Number	exercise price	contractual	value
Share options	of shares	(US$)	life (Years)	(US$)
Outstanding as of February 29, 2024	828,799	9.03	6.70	30,047

Granted	164,667	0.03	—	—
Exercised	(26,027)	15.44	—	—

Outstanding as of February 28, 2025	967,439	7.33	6.48	31,472

Vested and expected to vest as of February 28, 2025	967,439	7.33	6.48	31,472
Exercisable as of February 28, 2025	441,282	14.86	4.90	11,610

The Company recorded compensation expenses of $3,497, $2,518 and $2,261 for the years ended February 28, 2023, February 29, 2024 and February 28, 2025 related to share options, respectively.

Total intrinsic value of options exercised for the years ended February 28, 2023, February 29, 2024 and February 28, 2025 was $242, $4,021 and $601, respectively. The total fair value of options vested during the years ended February 28, 2023, February 29, 2024 and February 28, 2025 was $2,490, $2,227 and $2,026, respectively.

As of February 28, 2025, there was $6,814 unrecognized share-based compensation expenses related to share options, which are expected to be recognized over a weighted-average vesting period of 3.9 years.

The total compensation expenses are recognized on a straight-line basis over the respective vesting periods. The Group recorded the related compensation expenses of $108,571, $88,898 and $64,939 for the years ended February 28, 2023, February 29, 2024 and February 28, 2025, respectively.

Table below shows the summary of share-based compensation expenses:

	For the year ended	For the year ended	For the year ended
	February 28,	February 29,	February 28,
	2023	2024	2025
Cost of revenues	$11,319	$9,615	$6,389
Selling and marketing expenses	30,662	24,625	16,101
General and administrative expenses	66,590	54,658	42,449

Total	$108,571	$88,898	$64,939

22.         SUBSEQUENT EVENT

In April 2025, the Company’s board of directors authorized to extend its share repurchase program launched in April 2021 by another 12 months. Pursuant to the extended share repurchase program, the Company may repurchase up to approximately $490.7 million of its common shares through April 30, 2026. After the announcement of the extension of the share repurchase program, the Company has repurchased 9,768,134 common shares at an aggregate consideration of approximately $307.2 million as of June 9, 2025.

In May 2025, the Company won a bid in a bankruptcy auction held under Chapter 11 of the U.S. Bankruptcy Code, and purchased certain assets of a reading and learning platform for children, with total consideration of approximately $95.5 million. The Company is in the process of determining the accounting treatment of this investment.