Form 20-F
period 2026-02-28
TAL Education Group
filed 2026-06-12
CIK 1499620

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2026.

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

As of February 28, 2026, 135,324,668 Class A common shares, par value $0.001 per share, and 49,153,604 Class B common shares, par value $0.001 per share, were outstanding.

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

Our financial statements are expressed in U.S. dollars, which is our reporting currency. Certain of our financial data in this annual report on Form 20-F are translated into U.S. dollars solely for the reader’s convenience. Unless otherwise noted, all convenient translations from Renminbi to U.S. dollars in this annual report on Form 20-F were made at a rate of RMB6.8579 to $1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on February 27, 2026. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

Item 3.  Key Information

Our Holding Company Structure and VIE Contractual Arrangements

TAL Education Group is not a PRC operating company but a Cayman Islands holding company. We primarily conduct our operations in China through (i) our PRC subsidiaries, and (ii) the VIEs with which we have maintained contractual arrangements, and VIE Subsidiaries. The PRC laws and regulations impose foreign investment restrictions and license requirements on certain learning business and value-added telecommunication services. Therefore, we operate a substantial majority of such business in China through the VIEs and VIE Subsidiaries and rely on contractual arrangements among our PRC subsidiaries, the VIEs and their nominee equity holders, and VIE Subsidiaries, or VIE Contractual Arrangements, to control the business operations of the VIEs and VIE Subsidiaries. Accordingly, we are considered the primary beneficiary of these entities, whose financial results are consolidated in TAL Education Group’s consolidated financial statements under the U.S. GAAP for accounting purposes. Net revenues contributed by the VIEs and VIE Subsidiaries accounted for 82.6%, 81.5% and 78.6% of our net revenues in the fiscal years ended February 29, 2024, February 28, 2025 and February 28, 2026, respectively. As used in this annual report, “we,” “us,” “our company,” and “our” refers to TAL Education Group, a Cayman Islands company, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs and VIE Subsidiaries. As of the date of this annual report, all of the VIEs and VIE Subsidiaries are domestic companies incorporated in the PRC in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on the VIE Contractual Arrangements in accordance with U.S. GAAP. Investors of our ADSs are not purchasing the equity interest in the VIEs or VIE Subsidiaries in China, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands, and may never hold equity interests in the VIEs or VIE Subsidiaries.

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

The following diagram sets out details of our significant subsidiaries, VIEs and VIE Subsidiaries as of February 28, 2026.

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
Beijing Xueersi Education Technology Co., Ltd.
Beijing Xueersi Network Technology Co., Ltd.
Xinxin Xiangrong Education Technology (Beijing) Co., Ltd.
Xinxin Xiangrong Culture Development (Shenzhen) Co., Ltd.
Sponsorship interest (3)
100% Sponsorship interest
Sponsorship interest 100%
100% Sponsorship interest
schools
schools
schools
schools
100% or Majority
100% or Majority
100% or Majority
100% or Majority
subsidiaries
subsidiaries
subsidiaries
subsidiaries
Equity interest
Contractual arrangement

(1)	Mr. Bangxin Zhang is our chairman and chief executive officer who owned 30.1% of the common shares and 75.2% of the voting power of TAL Education Group as of April 30, 2026.
(2)	Mr. Yachao Liu is our director and chief operating officer who owned 4.6% of the common shares and 5.6% of the voting power of TAL Education Group as of April 30, 2026.
(3)	Among these schools, certain schools’ majority ownership are directly or indirectly held by Xueersi Education, and the remaining minority ownership are directly or indirectly held by Xueersi Network. For the other schools, Xueersi Education holds 100% ownership.

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC, of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland and Hong Kong, including our auditor. In July 2022, the SEC conclusively listed us as a “covered issuer,” or SEC-Identified Issuer, under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended February 28, 2022. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as an SEC-Identified Issuer under the HFCAA after we filed our annual reports on Form 20-F for the fiscal years ended February 28, 2023, February 29, 2024 and February 28, 2025. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland and Hong Kong, and we do not expect to be identified so after we file this annual report on Form 20-F for the fiscal year ended February 28, 2026.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in Chinese mainland and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in Chinese mainland and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as an SEC-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as an SEC-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors of the benefits of such inspections.” and “—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in Chinese mainland. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Government Authorities for Our Operations

We primarily conduct our business through our subsidiaries and the VIEs and VIE Subsidiaries in China. Our operations in China are governed by the PRC laws and regulations. As of the date of this annual report, other than disclosed in “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are required to obtain various operating licenses and permits and to make registrations and filings for our current business in China; failure to comply with these requirements may materially and adversely affect our business and results of operations”, “—Risks Related to Doing Business in China—If we fail to obtain and maintain licenses, permits or approvals or to complete registrations and filings required under the evolving regulatory regime for online learning in China, our business, financial condition and results of operations may be materially and adversely affected,” “—Risks Related to Our Business and Industry—Failure to comply with various evolving laws and regulations regarding cybersecurity and data privacy could subject us to penalties, damage our reputation and brand, and harm our business and results of operations,” and “—Risks Related to Doing Business in China—Our introduction and use of AI may not be successful and may present business, compliance, and reputational challenges which could lead to operational or reputational damage, competitive harm, legal and regulatory risk, and additional costs, any of which could materially and adversely affect our business, financial condition, and results of operations,” based on the advice of our PRC counsel, we believe our PRC subsidiaries and the VIEs and VIE Subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are necessary for their material business operations in China, including, among others, the private school operating permit, license for internet information services, or ICP license, the License for the Production and Operation of Radio and Television Program, the Permit for Operating Publications Business and the security assessment and algorithm filing related to generative AI services.

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

In recent years, the PRC government has indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers like us and published a series of new rules and regulations in this regard. Since these laws, regulations and rules are recently issued, there are substantial uncertainties as to the interpretation, application and enforcement of such laws, regulations and rules. If we had inadvertently concluded that such approvals were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approvals in the future, we may be unable to obtain such necessary approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.”

Cash and Asset Flows Through Our Organization

TAL Education Group is a Cayman Islands holding company with no operations of its own. We primarily conduct our operations in China through our PRC subsidiaries and the VIEs and VIE Subsidiaries. As a result, although other means are available for us to obtain financing at the holding company level, TAL Education Group’s ability to pay dividends to the shareholders and to service any debt it may incur depends upon dividends paid by our PRC subsidiaries and license and service fees paid by the VIEs and VIE Subsidiaries. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to TAL Education Group. In addition, to the extent cash or assets in our business is in Chinese mainland or Hong Kong or a Chinese mainland or Hong Kong entity, such cash or assets may not be available to fund operations or for other use outside of China due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our PRC subsidiaries, or the VIEs or VIE Subsidiaries by the PRC government to transfer cash or assets. Cash may be transferred within our organization in the following manners:

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

For the years ended February 29, 2024, February 28, 2025 and February 28, 2026, TAL Education Group, through its intermediate holding companies, provided capital contributions of nil, $1.4 million and nil to its subsidiaries in Chinese mainland, respectively. There was no cash provided from TAL Education Group to other members in the Multinational Enterprise Group for the years ended February 29, 2024, February 28, 2025 and February 28, 2026. For the years ended February 29, 2024, February 28, 2025 and February 28, 2026, other members in the Multinational Enterprise Group repaid nil, $255.4 million and nil to TAL Education Group.

(ii) Our subsidiaries, including our PRC subsidiaries, could declare dividends or other distributions to their shareholders and eventually to TAL Education Group. As of the date of this annual report, no dividends or distributions have been made to TAL Education Group by our PRC subsidiaries or other subsidiaries. Our PRC subsidiaries are permitted to pay dividends to their shareholders and eventually to TAL Education Group only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Such payment of dividends by entities registered in China is subject to limitations, which could result in limitations on the availability of cash to fund dividends or make distributions to shareholders of our securities. The amount of dividends paid by our PRC subsidiaries to us primarily depends on the service fees paid to our PRC subsidiaries from the VIEs and VIE Subsidiaries, and, to a lesser degree, our PRC subsidiaries’ retained earnings. For any amounts owed by the VIEs and VIE Subsidiaries to our PRC subsidiaries under the VIE Contractual Arrangements, unless otherwise required by the PRC tax authorities, we are able to have such amounts settled without limitations under the currently effective PRC laws and regulations, provided that the VIEs and VIE Subsidiaries have sufficient funds to do so and that the VIEs and VIE Subsidiaries, if they are in the form of non-enterprise institution, follow the principles of openness, fairness and impartiality, set prices reasonably and establish appropriate decision-making processes, and do not damage the interests of the state, the non-enterprise institution, teachers or students when conducting such transactions. In the fiscal years ended February 29, 2024, February 28, 2025 and February 28, 2026, our relevant PRC subsidiaries collectively charged $201.1 million, $345.8 million and $462.0 million in service fees, respectively, to the VIEs and VIE Subsidiaries. The VIEs and VIE Subsidiaries collectively paid $196.4 million, $170.1 million and $1,032.8 million in service fees to relevant PRC subsidiaries in the fiscal years ended February 29, 2024, February 28, 2025 and February 28, 2026, respectively. As of February 29, 2024, February 28, 2025 and February 28, 2026, the balance of the amount payable for the service fees was $537.0 million, $712.7 million and $141.9 million, respectively. The VIEs and VIE Subsidiaries collected net proceeds from relevant PRC subsidiaries of $31.1 million in the fiscal year ended February 29, 2024, provided net funds to relevant PRC subsidiaries of $375.7 million in the fiscal year ended February 28, 2025 and collected net proceeds from relevant PRC subsidiaries of $632.0 million in the fiscal year ended February 28, 2026.

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

In the fiscal year ended February 28, 2026, certain of the WFOEs distributed a cash dividend of $14.5 million to the holding company, including withholding tax of $1.5 million paid directly to the PRC tax authorities. Other than the foregoing, no other dividends or distributions have been made to the holding company by WFOEs, the VIEs or other subsidiaries. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

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

Selected Condensed Consolidated Statements of Operations Information

	For the Year Ended February 28, 2026
			VIEs and
			VIE			Consolidated
	The Company	WFOEs(1)	Subsidiaries	Others	Eliminations	Total

	US$
	(In thousands)
Third-party net revenues	—	533,628	2,365,642	109,638	—	3,008,908
Inter-company revenues	—	606,934	71,679	10,651	(689,264)	—
Total costs and operating expenses	(30,861)	(964,377)	(2,307,222)	(120,341)	689,932	(2,732,869)
Income from non-operations	168,566	7,610	233,735	13,637	(14,177)	409,371
Income from subsidiaries and VIEs	394,554	249,212	—	401,570	(1,045,336)	—
Income before income tax and loss from equity method investments	532,259	433,007	363,834	415,155	(1,058,845)	685,410
Less: income tax expenses	(913)	(31,437)	(115,001)	(7,066)	—	(154,417)
Loss from equity method investments	(595)	—	(260)	—	—	(855)
Net income	530,751	401,570	248,573	408,089	(1,058,845)	530,138

	For the Year Ended February 28, 2025
			VIEs and
			VIE			Consolidated
	The Company	WFOEs(1)	Subsidiaries	Others	Eliminations	Total

	US$
	(In thousands)
Third-party net revenues	—	336,709	1,834,109	79,415	—	2,250,233
Inter-company revenues	—	534,960	59,039	10,278	(604,277)	—
Total costs and operating expenses	(41,821)	(784,717)	(1,943,863)	(87,793)	604,806	(2,253,388)
Income/(loss) from non-operations	114,928	7,444	12,636	(161)	419	135,266
Income/(loss) from subsidiaries and VIEs	18,979	(62,933)	—	17,298	26,656	—
Income/(loss) before income tax and loss from equity method investments	92,086	31,463	(38,079)	19,037	27,604	132,111
Less: income tax expenses	(1,965)	(14,139)	(21,139)	(1,077)	—	(38,320)
Loss from equity method investments	(5,530)	—	(4,001)	—	—	(9,531)
Net income/(loss)	84,591	17,324	(63,219)	17,960	27,604	84,260

	For the Year Ended February 29, 2024
			VIEs and
			VIE			Consolidated
	The Company	WFOEs(1)	Subsidiaries	Others	Eliminations	Total

	US$
	(In thousands)
Third-party net revenues	—	197,856	1,230,855	61,729	—	1,490,440
Inter-company revenues	—	324,271	51,595	3,413	(379,279)	—
Total costs and operating expenses	(60,915)	(539,884)	(1,264,085)	(73,382)	378,597	(1,559,669)
Income/(loss) from non-operations	63,764	14,927	(6,381)	26,531	(12,129)	86,712
Income/(loss) from subsidiaries and VIEs	3,357	3,771	—	(1,650)	(5,478)	—
Income before income tax and (loss)/income from equity method investments	6,206	941	11,984	16,641	(18,289)	17,483
Less: income tax expenses	(1,852)	(2,632)	(10,390)	(505)	—	(15,379)
(Loss)/income from equity method investments	(7,927)	—	1,685	—	—	(6,242)
Net (loss)/income	(3,573)	(1,691)	3,279	16,136	(18,289)	(4,138)

Selected Condensed Consolidated Balance Sheets Information

	As of February 28, 2026
			VIEs and
			VIE			Consolidated
	The Company	WFOEs(1)	Subsidiaries	Others	Eliminations	Total

	US$
	(In thousands)
Assets
Cash and cash equivalents	435,362	630,046	390,414	68,057	—	1,523,879
Amount due from Group companies	523,754	7,880,113	3,442,091	677,363	(12,523,321)	—
Other current assets	1,282,446	572,543	450,203	14,595	(548)	2,319,239
Total current assets	2,241,562	9,082,702	4,282,708	760,015	(12,523,869)	3,843,118
Investment in subsidiaries and VIEs	1,501,369	—	—	9,437,304	(10,938,673)	—
Property and equipment, net	—	75,764	429,783	2,875	(7,712)	500,710
Other non-current assets	236,416	87,493	885,128	383,424	—	1,592,461
Total assets	3,979,347	9,245,959	5,597,619	10,583,618	(23,470,254)	5,936,289
Liabilities
Deferred revenue-current	—	113,866	686,406	32,567	—	832,839
Amount due to Group companies	188,465	726,884	2,600,618	(37)	(3,515,930)	—
Other current liabilities	16,445	189,478	705,322	23,102	—	934,347
Total current liabilities	204,910	1,030,228	3,992,346	55,632	(3,515,930)	1,767,186
Deficits of investment in subsidiaries and VIEs	—	(1,331,381)	—	—	1,331,381	—
Other non-current liabilities	—	109,808	273,756	11,853	—	395,417
Total liabilities	204,910	(191,345)	4,266,102	67,485	(2,184,549)	2,162,603
Total equity	3,774,437	9,437,304	1,331,517	10,516,133	(21,285,705)	3,773,686
Total liabilities and equity	3,979,347	9,245,959	5,597,619	10,583,618	(23,470,254)	5,936,289

	As of February 28, 2025
			VIEs and
			VIE			Consolidated
	The Company	WFOEs(1)	Subsidiaries	Others	Eliminations	Total

	US$
	(In thousands)
Assets
Cash and cash equivalents	1,036,364	144,865	513,971	76,060	—	1,771,260
Amount due from Group companies	217,141	2,777,652	567,621	28,028	(3,590,442)	—
Other current assets	1,518,504	486,515	343,250	7,656	(265)	2,355,660
Total current assets	2,772,009	3,409,032	1,424,842	111,744	(3,590,707)	4,126,920
Investment in subsidiaries and VIEs	1,009,495	—	—	1,126,702	(2,136,197)	—
Property and equipment, net	—	73,230	404,331	2,068	(7,263)	472,366
Other non-current assets	164,203	93,406	596,552	49,620	—	903,781
Total assets	3,945,707	3,575,668	2,425,725	1,290,134	(5,734,167)	5,503,067
Liabilities
Deferred revenue-current	—	75,613	531,655	17,004	—	624,272
Amount due to Group companies	178,397	567,172	2,608,709	237,396	(3,591,674)	—
Other current liabilities	743	174,690	629,886	11,754	—	817,073
Total current liabilities	179,140	817,475	3,770,250	266,154	(3,591,674)	1,441,345
Deficits of investment in subsidiaries and VIEs	—	1,538,634	—	—	(1,538,634)	—
Other non-current liabilities	—	92,842	193,381	9,101	—	295,324
Total liabilities	179,140	2,448,951	3,963,631	275,255	(5,130,308)	1,736,669
Total equity	3,766,567	1,126,717	(1,537,906)	1,014,879	(603,859)	3,766,398
Total liabilities and equity	3,945,707	3,575,668	2,425,725	1,290,134	(5,734,167)	5,503,067

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended February 28, 2026
			VIEs and
			VIE			Consolidated
	The Company	WFOEs(1)	Subsidiaries	Others	Eliminations	Total

	US$
	(In thousands)
Net cash (used in) / provided by operating activities	(48,805)	1,178,334	(607,995)	92,991	(13,058)	601,467
Loan and fund pool to entities within the Group	(232,100)	(626,565)	—	—	858,665	—
Repayment of loan to entities within the Group	—	19,681	21,043	—	(40,724)	—
Other investing activities	323,415	(35,128)	(135,107)	(328,926)	—	(175,746)
Net cash provided by / (used in) investing activities	91,315	(642,012)	(114,064)	(328,926)	817,941	(175,746)
Net proceeds from loan and fund pool from entities within the Group	—	—	626,565	232,100	(858,665)	—
Repayment of loan and fund pool to entities within the Group	—	(21,041)	(15,589)	(4,094)	40,724	—
Cash paid for dividends	—	(13,058)	—	—	13,058	—
Other financing activities	(643,512)	—	—	—	—	(643,512)
Net cash (used in) / provided by financing activities	(643,512)	(34,099)	610,976	228,006	(804,883)	(643,512)

	For the Year Ended February 28, 2025
			VIEs and
			VIE			Consolidated
	The Company	WFOEs(1)	Subsidiaries	Others	Eliminations	Total

	US$
	(In thousands)
Net cash provided by / (used in) operating activities	95,118	(71,919)	395,313	(20,589)	—	397,923
Loan and fund pool to entities within the Group	(88,388)	(6,859)	—	—	95,247	—
Repayment of loan to entities within the Group	328,669	382,259	—	—	(710,928)	—
Investment in entities within the Group	(16,721)	—	—	(1,409)	18,130	—
Other investing activities	(588,444)	(188,264)	(87,476)	17,156	—	(847,028)
Net cash (used in) / provided by investing activities	(364,884)	187,136	(87,476)	15,747	(597,551)	(847,028)
Net proceeds from loan and fund pool from entities within the Group	—	—	6,859	88,388	(95,247)	—
Repayment of loan and fund pool to entities within the Group	—	(255,396)	(382,259)	(73,273)	710,928	—
Proceeds from group capital contribution	—	1,409	—	16,721	(18,130)	—
Other financing activities	(12,740)	(154)	(273)	—	—	(13,167)
Net cash (used in) / provided by financing activities	(12,740)	(254,141)	(375,673)	31,836	597,551	(13,167)

	For the Year Ended February 29, 2024
			VIEs and
			VIE			Consolidated
	The Company	WFOEs(1)	Subsidiaries	Others	Eliminations	Total

	US$
	(In thousands)
Net cash provided by / (used in) operating activities	78,285	(31,207)	264,755	(5,661)	—	306,172
Loan and fund pool to entities within the Group	—	(47,921)	—	—	47,921	—
Repayment of loan to entities within the Group	—	2,942	—	—	(2,942)	—
Investment in entities within the Group	(60,544)	—	—	—	60,544	—
Other investing activities	197,989	75,952	(137,073)	(41,800)	—	95,068
Net cash provided by / (used in) investing activities	137,445	30,973	(137,073)	(41,800)	105,523	95,068
Net proceeds from loan and fund pool from entities within the Group	—	—	34,028	13,893	(47,921)	—
Repayment of loan to entities within the Group	—	—	(2,941)	(1)	2,942	—
Proceeds from group capital contribution	—	—	—	60,544	(60,544)	—
Other financing activities	(233,095)	—	—	—	—	(233,095)
Net cash (used in) / provided by financing activities	(233,095)	—	31,087	74,436	(105,523)	(233,095)

Notes:

(1)	As used in this section, “WFOEs” include WFOEs that are the primary beneficiary of the VIEs, their designated affiliates, also being WFOEs, which charged service fees on the VIEs, VIE Subsidiaries and other PRC subsidiaries.

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

Risks Related to Our Business and Industry

●	If we are not able to develop new types of learning products or services under the recent regulatory policies in China to successfully attract prospective learners and customers in a timely or cost-effective manner or to continue to attract learners and customers to purchase our existing products or services, our business, results of operations and prospects will continue to be materially and adversely affected.
●	If we fail to successfully design and execute our growth strategies, our business and prospects may be materially and adversely affected.
●	If we are not able to maintain and enhance the value of our brands, our business and operating results may be harmed.

●	Uncertainties exist in relation to the interpretation and implementation of, or proposed changes to, the PRC laws, regulations and policies regarding the after-school tutoring industry.
●	We are required to obtain various operating licenses and permits and to make registrations and filings for our current business in China; failure to comply with these requirements may materially and adversely affect our business and results of operations.
●	We face significant competition, and if we fail to compete effectively, we may lose our market share or fail to gain additional market share, and our profitability may be adversely affected.
●	Our historical financial and operating results, growth rates and profitability may not be indicative of future performance.
●	We may not be able to recruit, train and retain qualified and dedicated teachers, who are critical to the success of our business and the effective delivery of our services to learners.
●	We are subject to risks related to global expansion.
●	Failure to comply with various evolving laws and regulations regarding cybersecurity and data privacy could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.

Risks Related to Our Corporate Structure

●	TAL Education Group is not a PRC operating company but a Cayman Islands holding company with no equity ownership in the VIEs. We primarily conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs with which we have maintained contractual arrangements, and VIE Subsidiaries. Investors of our ADSs thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that the VIE Contractual Arrangements do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, the VIEs and VIE Subsidiaries, and the investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the VIE Contractual Arrangements and, consequently, significantly affect the financial performance of the VIEs, VIE Subsidiaries and our company as a group. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the agreements that establish the structure for operating our business in China are not in compliance with applicable PRC laws and regulations, we could be subject to severe penalties” for details.
●	We rely on the VIE Contractual Arrangements for our operations in China, which may not be as effective in providing operational control as direct ownership.
●	Any failure by the VIEs or their respective equity holders or VIE Subsidiaries to perform their obligations under the VIE Contractual Arrangements would have a material adverse effect on our business and financial condition.
●	The legal owners of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Risks Related to Doing Business in China

●	Uncertainties with respect to the PRC legal system could have a material adverse effect on us. Certain laws and regulations are relatively new and can change quickly with little advance notice. In addition, the interpretations of many laws, regulations and rules are not always consistent, and enforcement of these laws, regulations and rules involve uncertainties, which may limit the available legal protections. Furthermore, the PRC administrative and court authorities have significant discretion in interpreting and implementing or enforcing statutory rules and contractual terms, and it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we may enjoy in China than under some more developed legal systems. These uncertainties may affect our judgment on the relevance of legal requirements and our decisions on the measures and actions to be taken to fully comply therewith and may affect our ability to enforce our contractual or tort rights. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us” for details.

●	We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the operation of our business, and it may influence our operations at any time, which could result in a material adverse change in our operation and the value of our ADSs. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs” for details.
●	The PRC government has recently indicated an intent to exert more oversight over overseas offerings by and foreign investment in China-based issuers like us. On February 17, 2023, the CSRC released the Overseas Listing Trial Measures, and five supporting guidelines, effective in March 2023, with two more supporting guidelines published thereafter and went effective successively in May 2023 and May 2024. Pursuant to the Overseas Listing Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. In addition, domestic companies that have been listed on a foreign stock exchange prior to the effective date of the Overseas Listing Trial Measures are required to file with the CSRC within three working days after such domestic companies complete a securities offering on the foreign stock exchange on which their securities have been listed. Since the Overseas Listing Trial Measures were newly promulgated, there are substantial uncertainties as to its interpretation, application and enforcement. If the filing procedure with the CSRC under the Overseas Listing Trial Measures is required for any future offerings, listings or any other capital raising activities by us, it is uncertain whether we could complete the filing procedure in a timely manner, or at all. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of or filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC laws, and, if required, we cannot predict whether or for how long we will be able to obtain such approvals or complete such filings” for details.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors of the benefits of such inspections.
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in Chinese mainland. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
●	We may rely on dividends paid by our subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. In particular, PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. PRC companies are also required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their statutory surplus reserves until the accumulative amount of such reserves reaches 50% of their registered capital. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries and the VIEs in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. To the extent cash or assets in our business are in Chinese mainland or Hong Kong or a Chinese mainland or Hong Kong entity, such cash or assets may not be available to fund operations or for other use outside of China due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our PRC subsidiaries, or VIEs or VIE Subsidiaries by the PRC government to transfer cash or assets. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could limit our ability to pay dividends to holders of our ADSs and common shares” for details.

Risks Related to Our ADSs

●	The market price for our ADSs may be volatile.

●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change-of-control transactions that holders of our Class A common shares and ADSs may view as beneficial.
●	Our corporate actions are substantially controlled by our officers, directors and their affiliated entities.

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

We also engage in new initiatives from time to time to expand our offerings or market reach. We may have to dedicate significant resources to our new initiatives, which may require more financial and managerial resources than available. We have limited experience responding quickly to changes and competing successfully for certain of these new areas, and we may fail to achieve expected results from such new initiatives. Some of those new initiatives may be easily replicable by our competitors in a short timeframe, which may render our efforts less valuable. If such new initiatives are not well accepted by the market, the reputation of our other offerings and our overall brand and reputation may be harmed. As a result, our overall business and results of operations may be materially and adversely affected. In addition, some of these new initiatives have not generated significant or any profit to date. There is also limited operating history on which you can base your evaluation of the business and prospects of these relatively more recent offerings. For example, although we had growth in the sales of certain new and existing products and services in recent fiscal years, we cannot assure you that we will be able to maintain such growth going forward.

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

We believe that market awareness of our “Xueersi” brand has contributed significantly to the success of our business, and that maintaining and enhancing the value of this brand is critical to maintaining and enhancing our competitive advantage. If we are unable to successfully promote and market our brands and services, our ability to attract new learners could be adversely impacted and, consequently, our financial performance could suffer. We engage in a range of marketing activities to enhance our brands. We have also sought to strengthen recognition for our other brands, such as our “Haoweilai” brand, which is the umbrella brand for all our brands, and our “Think Academy,” through which we provide our offerings outside Chinese mainland. A number of factors could prevent us from successfully promoting our brands, including learner dissatisfaction with our services, and the failure of our marketing tools and strategies to attract prospective learners. In addition, our brands may be adversely affected by misconduct and non-compliance, including those related to licensing or qualification requirements, of our business partners who purchase our services and solutions. If we are unable to maintain and enhance our existing brands, successfully develop additional brands, or utilize marketing tools in a cost-effective manner, our revenues and profitability may suffer. See “—Our brand image, business and results of operations may be adversely impacted by illegal, fraudulent or collusive activities or other wrongdoings by our employees and third parties.”

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

The Alleviating Burden Opinion Regarding Compulsory Education also provides that administration over academic tutoring services for high school students, which do not fall within China’s compulsory education system, shall be implemented by reference to the relevant provisions of the Alleviating Burden Opinion Regarding Compulsory Education, however, it remains uncertain as to how and to what extent such implementation by reference will be. Therefore, we may be required to take further actions regarding our high-school academic tutoring services to comply with the Alleviating Burden Opinion Regarding Compulsory Education and its implementation measures. See also “—We are required to obtain various operating licenses and permits and to make registrations and filings for our current business in China; failure to comply with these requirements may materially and adversely affect our business and results of operations.” We have been closely monitoring the evolving regulatory environment and are making efforts to seek guidance from and cooperate with the government authorities to comply with the Alleviating Burden Opinion Regarding Compulsory Education and its implementation measures. However, due to the complexity and substantial uncertainty of the regulatory environment and considering that local authorities in different regions may adopt different interpretations and implementation measures, we cannot assure you that our operations would be in full compliance with all applicable laws, regulations and policies in a timely manner, or at all, in all geographic areas where we operate our business. We may become subject to fines or other penalties or be required to terminate certain operations or incur material costs and expenses to comply with such applicable laws, regulations and policies, in which case our business, financial condition and results of operations could be materially and adversely affected. In addition, there may be new PRC rules or regulations on the business we currently operate, and such new rules and regulations may subject our business operations to further adjustments. In the event of such changes, our business operations may be adversely impacted.

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

We are closely monitoring the evolving regulatory environment and making efforts to seek guidance from and cooperate with the competent local government authorities to comply with relevant administrative measures regarding our current business. While we have internal control mechanism in place to promote regulatory compliance, such mechanism may not always be effective or be strictly implemented at each of our schools. In the fiscal year ended February 28, 2026, we were subject to administrative penalties, including fines and orders for rectification measures, for isolated instances in which our services and products were not provided in a fully compliant manner. We have undertaken measures to rectify such non-compliances. However, we cannot assure you that the operations of our current business would be in full compliance with applicable laws, regulations and policies, in a timely manner, or at all as relevant government authorities have significant discretion in interpreting and implementing such laws and regulations and their related local rules. We also cannot assure you that there will not be new PRC rules or regulations on the current business we operate, or such new rules and regulations will not subject our business operations to additional license or filing requirements. If we fail to comply with applicable legal requirements, we may be subject to fines, confiscation of the gains derived from our non-compliant operations or the suspension of our non-compliant operations, which may materially and adversely affect our business and results of operations.

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

Our net revenues increased from $1,490.4 million in the fiscal year ended February 29, 2024 to $2,250.2 million in the fiscal year ended February 28, 2025, and further increased to $3,008.9 million in the fiscal year ended February 28, 2026. Any evaluation of our business and our prospects must be considered in light of the risks and uncertainties encountered by companies at our stage of development. In addition, our past results may not be indicative of future performance because of any new businesses developed or acquired by us. Substantial uncertainties exist with respect to the profitability and cash generating capability of such new businesses. Furthermore, our results of operations may vary from period to period in response to factors beyond our control, including general economic conditions, regulations or government actions pertaining to the learning solutions market in China, changes in spending on learning solutions and non-recurring charges incurred under unexpected circumstances or in connection with acquisitions, equity investments or other extraordinary transactions. Due to these and other factors, our historical financial and operating results, growth rates and profitability as well as quarter-to-quarter comparisons of our operating results may not be indicative of our future performance and investors should not rely on them to predict our future performance.

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

We may not be able to continue to improve our current business to meet the demand of learners, parents, teachers and learning institutions in a cost-effective manner. If the level of satisfaction of our learners, parents, teachers and learning institutions with our services declines, they may decide to withdraw from our programs and request refunds and our business, financial condition, results of operations and reputation would be adversely affected.

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

Although we have expanded our offerings into a broad range of cities in China, we derive a significant portion of our revenues from a limited number of cities. In the fiscal years ended February 29, 2024, February 28, 2025 and February 28, 2026, we derived a significant portion of our total net revenues from learning services and others, such as in Beijing, Shanghai, Guangzhou, Shenzhen and Chengdu. If any of these cities experiences an event negatively affecting its learning solutions market, such as a serious economic downturn, natural disaster or outbreak of contagious disease, adopts regulations relating to private education that place additional restrictions or burdens on us, or experiences an increase in the level of competition for the types of services we offer, our overall business and results of operations may be materially and adversely affected.

We face a number of manufacturing, supply chain, distribution channel and inventory risks as well as product quality risks that, if not properly managed, could harm our financial condition, operating results and prospects.

We develop and offer learning content solutions for learners across print, digital and device-based formats, including print books, books integrated with digital learning experiences, learning devices and mobile applications. The offering of learning content solutions involves various risks in the course of paper content and product manufacturing, supply chain management, distribution channel identification and maintenance as well as inventory management and sales. For instance:

●	the costs of raw materials and logistics may increase significantly, which may decrease our profits for this business if the sale prices could not be lifted, for example, our product offerings, including our learning devices, are highly dependent on the availability and cost of key components, including memory, microprocessors, and other semiconductors, and recent price volatility, limited availability, and anticipated cost increases may put further downward pressure on our gross margins and impair our ability to become profitable;
●	our inventories may be negatively affected by disruptions to our supply chains or disputes with our suppliers, which would result in additional costs;
●	we may incur increased inventory costs or lose sales opportunities if we are unable to maintain adequate production capacity or an appropriate level of product inventory;
●	our products may be subject to errors, defects or other quality issues that negatively affect our results of operations and reputation;
●	we may not be able to successfully maintain and expand the distribution network for our products;
●	our ready-for-publish paper content may fail to be published in a timely manner, or at all, if a valid publish number for such content fails to be obtained; and
●	we may also face credit risks from our customers as our accounts receivables may not be collected in a timely manner, or at all.

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

Furthermore, due to evolving economic, political and regulatory conditions, tax policies, laws and rates across jurisdictions may undergo significant changes that could adversely affect our financial results. In December 2021, the Organisation for Economic Co-operation and Development (“OECD”) released Pillar Two GloBE Model Rules for a new global minimum tax (commonly referred to as “Pillar Two”), which introduces a 15% minimum effective tax rate for large multinational enterprises. In-scope multinational enterprises are required to compute their Pillar Two effective tax rate for each jurisdiction in which they operate and may be subject to a top-up tax equal to the difference between the calculated effective tax rate and the 15% minimum rate. As of the date of this annual report, various jurisdictions have enacted legislation to implement or partially implement the Pillar Two rules beginning in 2024, 2025 and 2026, with additional jurisdictions to follow in subsequent years, or have announced plans to do so in the future. The OECD issued new administrative guidance on January 5, 2026, with respect to Pillar Two which modifies key aspects of the framework for countries to enact in their own laws. We have evaluated, and will continue, to assess the impact of these legislative developments in the jurisdictions where we operate. Given that the rules are subject to ongoing changes and clarifications, uncertainties exist regarding the interpretation and implementation of the rules, and there is no guarantee that these legislative developments will not have effect on our financial performance.

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

Moreover, adverse publicity, regardless of its merits and veracity, about us and our business, shareholders, affiliates, directors, officers, teaching staff and other employees, as well as the industry in which we operate, could also harm our reputation and cause the trading price of our ADSs to fluctuate significantly. Adverse publicity could be related to a wide variety of matters, including but not limited to:

●	false or malicious allegations or rumors of our business about failure to comply with legal and regulatory requirements;
●	alleged misconduct or other improper activities committed by our students or our directors, officers, teaching staff and other employees, including misrepresentations made by our employees to potential students during sales and marketing activities, and other fraudulent activities to artificially inflate the popularity of our services or course offerings;
●	false or malicious allegations or rumors about us or our directors, shareholders, affiliates, officers, teaching staff and other employees;
●	complaints by our students about our offerings and sales and marketing activities;
●	complaints about the truthfulness or authenticity of the advertisements for our offerings;
●	refund disputes of course fees between us and our students or administrative penalties; and
●	employment-related claims relating to alleged employment discrimination, wage and hour violations.

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

On February 4, 2022, a complaint was filed in the U.S. District Court for the Southern District of New York against our company and certain of our current and former executives, advancing claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, 15 U.S.C. §§ 78(b) and 78t(a), and Rule 10b-5 promulgated thereunder, 17 C.F.R. § 240.10b-5 (2013). The plaintiff seeks to represent all purchasers of our company’s ADSs between April 26, 2018 and July 22, 2021. On February 10, 2023, our company filed a motion to dismiss the amended complaint. On March 27, 2023, the lead plaintiffs filed an opposition to our company’s motion to dismiss. On April 26, 2023, our company filed a reply to the lead plaintiffs’ opposition. On October 2, 2023, the Court granted our company’s motion to dismiss in its entirety and dismissed the amended complaint in its entirety without prejudice. After requesting for and obtaining an extension from the Court, the lead plaintiff filed a second amended complaint on November 20, 2023. Our company filed a motion to dismiss the second amended complaint on January 19, 2024. On February 15, 2024, the lead plaintiff filed the opposition to our company’s motion to dismiss. On March 15, 2024, our company filed its reply to lead plaintiff’s opposition. On July 15, 2025, the Court granted our company’s motion dismiss the second amended complaint without prejudice. On July 29, 2025, the lead plaintiffs filed a third amended complaint. Our company filed a motion to dismiss the third amended complaint on September 18, 2025. On October 20, 2025, the lead plaintiffs filed an opposition to our company’s motion to dismiss. On November 10, 2025, our company filed its reply to lead plaintiffs’ opposition. Our company’s motion is currently pending before the Court.

Separately, on March 29, 2023, a complaint was filed in the U.S. District Court for the District of New Jersey against our company and our chief executive officer, advancing claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, 15 U.S.C. §§ 78(b) and 78t(a), and Rule 10b-5 promulgated thereunder, 17 C.F.R. § 240.10b-5 (2013). The complaint alleges that our company made misrepresentations and misleading disclosures between June 14, 2022 and March 14, 2023 about its compliance with Chinese laws and regulations. On October 16, 2023, the lead plaintiff filed an amended complaint, which named our company and several executives as co-defendants. On December 17, 2024, all individual defendants were dismissed from this case. On December 12, 2025, our company and the lead plaintiff jointly reported to the Court that we had reached a settlement in principle. On February 13, 2026, the lead plaintiff filed an unopposed motion for preliminary approval of proposed class action settlement. On April 28, 2026, the Court issued an order preliminarily approving the proposed class action settlement. A settlement fairness hearing is scheduled for October 29, 2026 for the determination of final approval of the settlement.

For lawsuits that remain in preliminary status, we are currently unable to reasonably estimate the possible loss or range of loss. For lawsuits where losses have been determined to be probable and reasonably estimable, we have accrued appropriate loss contingencies; however, the ultimate resolution of these lawsuits could result in losses in excess of the amounts accrued. In the event that our initial defense of these lawsuits is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome of these cases, including any plaintiff’s appeal, could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We are also subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

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

Cybersecurity and Data Security

●	In June 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law, among other things, provides for security review procedures for data-related activities that may affect national security. In January 2022, the CAC, together with other government authorities, jointly promulgated the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Revised Cybersecurity Review Measures, CIIOs that procure internet products and services and network platform operators engaging in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that any network platform operator that holds personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before listing abroad. In August 2021, the State Council promulgated the Regulations on Critical Information Infrastructure Security Protection, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communications and information services, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, national economy and public interests. Relevant government authorities for each critical industry and sector shall be responsible for formulating eligibility criteria and determining the scope of CIIOs in the respective industry or sector, and such operators will be informed of the final determinations as to whether they are categorized as CIIOs. As of the date of this annual report, no implementation rules have been issued by any government authority, and we have not been informed by any government authority that we are a CIIO. Furthermore, the exact scope of CIIOs under the current regulatory regime remains unclear, and the PRC government authorities have wide discretion in the interpretation and enforcement of applicable laws and regulations. We cannot assure you that we will not be deemed to be a CIIO under PRC laws. If we were so deemed, we may be subject to additional obligations and incur additional compliance costs under the cybersecurity PRC laws and regulations.

●	On September 24, 2024, the State Council promulgated the Data Security Regulations, which came into effect on January 1, 2025. The Data Security Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and manner of data processing. Pursuant to the Data Security Regulations, data processors shall apply for a national security review for any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” On September 11, 2025, the CAC issued the Administrative Measures on Cybersecurity Incident Reporting, which became effective on November 1, 2025. The measures established the regulatory framework for how cybersecurity incidents must be identified, reported, and handled in China.
●	On July 7, 2022, the CAC promulgated the Security Assessment Measures for Outbound Data Transfer, or the Outbound Data Transfer Measures, effective from September 1, 2022, to regulate outbound data transfer activities, protect the rights and interests of personal information, safeguard national security and social public interests, and promote the cross-border security and free flow of data. On March 22, 2024, the CAC published the Provisions on Promoting and Regulating Cross-border Data Flow, which streamline and provide clarity to the governance framework for outbound data transfer.

Personal Information and Privacy

●	The Anti-Monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, prohibits the collection of user information through coercive means by operators of online platforms.
●	In August 2021, the Standing Committee of the NPC promulgated the PRC Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with applicable laws and regulations concerning the protection of privacy and personal information.
●	On February 12, 2025, the CAC promulgated the Measures for the Administration of Personal Information Protection Compliance Audits, which became effective on May 1, 2025. These measures require personal information processors that handle the personal information of more than 10 million individuals to conduct personal information protection compliance audits at least once every two years, which may increase compliance costs and operational burdens.

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

In addition, PRC government authorities have introduced new laws and regulations reflecting increasing concerns over the protection of minors’ personal information. Pursuant to the Announcement on the Submission of Compliance Audit Results for the Protection of Personal Information of Minors issued by the CAC on December 29, 2025, personal information processors that handle minors’ personal information are required to submit compliance audit results for the preceding year by the end of January each year. Furthermore, the Measures for the Categorization of Online Information that May Affect the Physical and Mental Health of Minors issued by the CAC and other PRC government authorities on December 26, 2025 and became effective on March 1, 2026 establish a framework for identifying, classifying, and managing online content that may be detrimental to minors, even if such content is not otherwise prohibited by law. Under these measures, service providers offering algorithmic recommendation services, generative artificial intelligence, or similar services are required to establish and maintain sound internal security management systems and technical measures, and are prohibited from pushing or otherwise recommending to minors any online information that may adversely affect their physical or mental health. Compliance with these requirements may increase our ongoing reporting obligations, compliance burdens, and associated costs.

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

We face risks associated with our long-term and short-term investments.

We have made short-term and long-term investments. Our short-term investments primarily include wealth management products with variable interest rates with original maturity of less than one year and more than three months. Our long-term investments primarily include equity securities without readily determinable fair values, equity securities with readily determinable fair values, equity method investments, available-for-sale investments, fair value option investment and held-to-maturity investments. Certain investments are measured at fair value whereby the change in fair value is recognized in the consolidated statements of operations.

Fair values of these investments can be adversely impacted by fluctuations in the share prices of public companies we own, the fair value of private companies we own, liquidity, credit deterioration or losses, financial results, changes in interest rates, or other factors. Any change of factors mentioned above in securities prices and market conditions could lead to volatility in the fair value of our investments accounted for at fair value, which could further impact our financial condition and results of operations.

We may fail to successfully make necessary or desirable acquisitions or investments, and we may not be able to achieve the benefits we expect from recent and future acquisitions or investments.

We have made and intend to continue to make acquisitions of, or equity investments in, additional businesses that complement our existing business. We may be unable to identify appropriate acquisition or investment targets when it is necessary or desirable to make such acquisition or investment to remain competitive or to expand our business. Even if we identify an appropriate acquisition or investment target, we may not be able to negotiate the terms of the acquisition or investment successfully or finance the proposed transaction. The valuation of the acquisition or investment targets may not be to our satisfaction or higher than it should be, and the pricing of the transaction may be higher as a result. Although we will conduct thorough and comprehensive due diligence on the acquisition or investment targets, we may be unable to identify all risks and issues which, when materialized, may render the acquisitions or investments less valuable or less meaningful. Even after we have successfully acquired the targets, we may not be able to successfully integrate the acquired businesses. If the businesses we acquire or invest in do not subsequently generate the anticipated financial performance or if any triggering event for goodwill impairment tests occurs, we may need to revalue or write down the value of goodwill and other intangible assets in connection with such acquisitions or investments, which would harm our results of operations.

We may not have any control over the businesses or operations of our minority equity investments, the value of which may decline over time. For the investments accounted for by the equity method, we book a gain or loss of share of net income or loss of the investments. If the investee’s operations or financial performance deteriorated, we may need to revalue or record impairment to the carrying amount of the long-term investment, which would harm our results of operations. Furthermore, as we often do not have control over the companies in which we only have minority stake, we cannot ensure that these companies always will comply with applicable laws and regulations in their business operations. Material non-compliance by our investees may cause substantial harms to our reputation and the value of our investments.

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

We experienced fluctuations in our margins in the past. We incurred net loss in the fiscal year ended February 29, 2024, but recorded net income for the fiscal years ended February 28, 2025 and February 28, 2026. We plan to continue to maintain and improve our profitability going forward. However, such plans may not develop as timely and to the extent as expected, in which case we may not maintain or improve profitability as planned or at all. Many factors may cause our margins to decline or lead to net losses. For example, costs incurred in the expansion of our business may increase faster than our revenues. New investments and acquisitions may cause our margins to decline before we successfully integrate the acquired businesses into our operations and realize the full benefits of these investments and acquisitions. A significant increase in operating expenses or impairment loss on long-term investments and goodwill may lead to a net loss. Our ability to improve our financial performance is affected by various factors that are beyond our control, such as outbreak of contagious disease and the regulatory environment. There can be no assurance that our margins will not decline or fluctuate, or that we will not incur net losses again, in the future.

We have limited liability insurance coverage and do not carry business disruption insurance for most of our operating entities.

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

Our business could be materially and adversely affected by natural and other disasters, including earthquakes, fire, floods, environmental accidents, power loss, communication failures and similar events. Additionally, our business could be materially and adversely affected by the outbreak of health epidemic. Any such occurrence in any of the cities in which we have major operations could cause us to temporary close our learning centers, affect our abilities to manage learning centers, acquire and retain customers and recruit talents, or result in supply chain shortages or logistics disruptions for our learning content solutions, any of which could materially and adversely affect our business and results of operations.

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

Our management and our independent registered public accounting firm, which has issued an attestation report, have concluded that our internal control over financial reporting was effective as of February 28, 2026. However, we cannot assure you that we will not identify any additional material weaknesses or significant deficiencies in the future.

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

In June 2010, we adopted a share incentive plan (as amended and restated in August 2013), or the 2010 Plan, that permits granting of options to purchase our Class A common shares, restricted shares, restricted share units, share appreciation rights, dividend equivalent rights and other instruments as deemed appropriate by the administrator under the 2010 Plan. The amended and restated 2010 Plan ceased to be used for grants of future awards upon the effectiveness of a share incentive plan adopted in June 2020, or the 2020 Plan. Pursuant to the 2020 Plan, the maximum aggregate number of shares that may be issued pursuant to all awards (including incentive share options), or the Award Pool, is initially five percent (5%) of our total issued and outstanding shares as of the effective date of the 2020 Plan, provided that (A) the Award Pool shall be increased automatically if and whenever the number of shares that may be issued pursuant to ungranted awards pursuant to the 2020 Plan, or the Ungranted Portion, accounts for less than one percent (1%) of the then total issued and outstanding shares of our company, so that for each automatic increase, the Ungranted Portion immediately after such increase shall equal five percent (5%) of the then total issued and outstanding shares of our company, and (B) the size of the Award Pool shall be equitably adjusted in the event of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, consolidation or similar transactions. As of April 30, 2026, 3,543,602 non-vested restricted Class A common shares and 930,110 share options to purchase 930,110 Class A common shares under the 2010 Plan and the 2020 Plan previously granted to our employees and directors are outstanding. As a result of the outstanding grants under the 2010 Plan and the 2020 Plan, we have incurred and will continue to incur share-based compensation expenses. We had share-based compensation expenses of $88.9 million, $64.9 million and $43.1 million for the fiscal years ended February 29, 2024, February 28, 2025 and February 28, 2026, respectively. As of February 28, 2026, the unrecognized compensation expenses amounted to $71.6 million related to the non-vested restricted shares, which will be recognized over a weighted-average period of 2.7 years for service based non-vested restricted shares and 2.8 years for performance based non-vested restricted shares, and $4.6 million related to share options, which will be recognized over a weighted-average period of 3.3 years. Expenses associated with share-based compensation awards granted under our share incentive plans may materially reduce our future net income. However, if we limit the size of grants under our share incentive plans to minimize share-based compensation expenses, we may not be able to attract or retain key personnel.

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

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing education services outside of China. None of the offshore holding companies of our subsidiaries in Chinese mainland is an educational institution or provides education services. In addition, foreign ownership in entities that provide value-added telecommunication services, with a few exceptions, is subject to restrictions under the current PRC laws and regulations. Specifically, foreign ownership of an internet information service provider may not exceed 50%. To comply with PRC laws and regulations, we have entered into a series of contractual arrangements among TAL Beijing, on the one hand, and Xueersi Education, Xueersi Network, Xinxin Beijing, Xinxin Shenzhen and their respective equity holders, subsidiaries and schools, on the other hand. Accordingly, Xueersi Education, Xueersi Network, Xinxin Beijing, and Xinxin Shenzhen are the VIEs, and we rely on the VIE Contractual Arrangements to conduct most of our operations in China.

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

In recent years, the PRC government has indicated an intent to exert more oversight over overseas offerings by and foreign investment in China-based issuers like us. For example, on July 6, 2021, relevant PRC government authorities promulgated the Opinions on Lawfully and Strictly Cracking Down Illegal Securities Activities, which stated that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised to clarify the responsibilities of the relevant domestic industry regulatory authorities and other regulatory authorities, among other purposes. On February 17, 2023, the CSRC released the Overseas Listing Trial Measures, and five supporting guidelines, effective in March 2023, with two more supporting guidelines published thereafter and went effective successively in May 2023 and May 2024. Pursuant to the Overseas Listing Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. In addition, domestic companies that have been listed on a foreign stock exchange prior to the effective date of the Overseas Listing Trial Measures are required to file with the CSRC within three working days after such domestic companies complete a securities offering on the foreign stock exchange on which their securities have been listed. Since the Overseas Listing Trial Measures were relatively new, there are substantial uncertainties as to its interpretation, application and enforcement. If the filing procedure with the CSRC under the Overseas Listing Trial Measures is required for any future offerings, listing or any other capital raising activities by us, it is uncertain whether we could complete the filing procedure in a timely manner, or at all. In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us.

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

As with most emerging technologies, AI comes with its own set of risks and challenges that could affect its adoption and our business. AI algorithms may be flawed, and the data used could be incomplete or biased. Inappropriate or controversial data practices, by us or by others, could impair our AI solutions. Certain AI applications could trigger ethical issues. Should our AI-based product and service offerings become controversial due to their effects on human rights, privacy, employment, or other social matters, we risk reputational harm or legal repercussions. While the generative AI technology has the potential to streamline content creation processes and reduce costs, there may be significant upfront investments required for businesses to integrate generative AI into our products and service offerings. Also, uncertainty exists with respect to the economic feasibility of commercializing generative AI. Although generative AI holds much promise for commercial applications, there still exist substantial uncertainties, such as quality and reliability of outputs, customer acceptance and clear industry standards, which need to be addressed before widespread adoption. Furthermore, any failure by us or by the broader industry to adequately address concerns relating to the responsible use of AI could undermine public confidence in artificial intelligence more generally, slow the adoption of AI technologies, and adversely affect demand for our products and/or services.

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

The regulatory framework in relation to the development and use of emerging AI technologies outside of PRC is also rapidly evolving. Many foreign government bodies, states or agencies have introduced or are currently considering adding laws and regulations related to the development and integration of AI. In the U.S., AI technologies have been the subject of executive orders. In the meantime, legislation has also been promulgated at the state level. For example, State of California of the U.S. has enacted several new laws in 2024 which further regulate the use of AI technologies, such as the California AI Transparency Act, which entered into force on January 1, 2026 and require that covered AI providers shall give users the option to include a manifest disclosure to identify the content as AI-generated content. Other states have also passed AI-focused legislation, such as Colorado Artificial Intelligence Act, which will go effective on June 30, 2026 and require developers and deployers of “high-risk” AI systems to implement certain safeguards against algorithmic discrimination. The regulation on AI providers could affect our use of AI and our ability to provide and to improve our AI-related services in the relevant jurisdictions, since additional compliance measures and changes to our operations will be continuously required in this area.

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

Furthermore, on July 6, 2021, the relevant PRC government authorities issued the Opinions on Lawfully and Strictly Cracking Down Illegal Securities Activities. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to address the risks and incidents faced by PRC-based overseas-listed companies. As a follow-up, on February 17, 2023, the CSRC released the Overseas Listing Trial Measures, and five supporting guidelines, effective in March 2023, with two more supporting guidelines published thereafter and went effective successively in May 2023 and May 2024. Pursuant to the Overseas Listing Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. In addition, domestic companies that have been listed on a foreign stock exchange prior to the effective date of the Overseas Listing Trial Measures are required to file with the CSRC within three working days after such domestic companies complete a securities offering on the foreign stock exchange on which their securities have been listed. Since the Overseas Listing Trial Measures were relatively new, there are substantial uncertainties as to its interpretation, application and enforcement. If the filing procedure with the CSRC under the Overseas Listing Trial Measures is required for any future offerings, listing or any other capital raising activities by us, it is uncertain whether we could complete the filing procedure in a timely manner, or at all.

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

The auditor is located in Chinese mainland, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in our ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in Chinese mainland or Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in our ADSs to lose confidence in the audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in Chinese mainland. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

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

In December 2021, the PCAOB made its determinations, or the 2021 Determinations, pursuant to the HFCAA that it was unable to inspect or investigate completely registered public accounting firms headquartered in China or Hong Kong, including our auditor, Deloitte Touche Tohmatsu Certified Public Accountants LLP. Following the Statement of Protocol signed between the PCAOB and the CSRC and the Ministry of Finance of the PRC, or the MOF, in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB voted in December 2022 to vacate the previous 2021 determinations. On December 15, 2022, the PCAOB removed Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as an SEC-Identified Issuer under the HFCAA after we filed our annual reports on Form 20-F for the fiscal years ended February 28, 2023, February 29, 2024 and February 28, 2025. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in Chinese mainland and Hong Kong, and we do not expect to be identified so after we file this annual report on Form 20-F for the fiscal year ended February 28, 2026. However, the PCAOB may change its determinations under the HFCAA at any point in the future. In particular, if the PCAOB finds its ability to completely inspect and investigate registered public accounting firms headquartered in China or Hong Kong is obstructed by the PRC authorities in any way in the future, the PCAOB may act immediately to consider the need to issue new determinations consistent with the HFCAA. We cannot assure you that the PCAOB will always have complete access to inspect and investigate our auditor, or that we will not be identified as an SEC-Identified Issuer again in the future.

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

In addition, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. The tensions have been intensified by the imposition of higher tariffs, reflecting broader strategies to address perceived trade imbalances. For example, since 2025, the U.S. government has imposed a wide range of tariffs at varying levels, including in particular tariffs on Chinese imports, and many countries, including China, have responded by imposing higher tariffs on certain products imported from the United States. While certain tariffs have subsequently been suspended following trade talks between the U.S. and Chinese governments, trade negotiations between the United States and China and other countries remain fluid. Rising political tensions between China and the U.S. could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. If we were unable to conduct our business as it is currently conducted as a result of such regulatory or policy changes, our business, results of operations and financial condition would be materially and adversely affected.

In October 2024, the U.S. Treasury Department issued a final rule establishing a new national security regulatory framework restricting outbound investment from the United States in certain sensitive industries and sectors in China including the Special Administrative Regions of Hong Kong and Macau (the “Outbound Investment Rule”). The Outbound Investment Rule, which took effect on January 2, 2025, targets investments involving any “covered foreign person” which includes persons and entities associated with countries of concern, currently only China, that engage in certain activities in three sectors: (i) semiconductor and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. Depending on the activity in question, the Outbound Investment Rule imposes obligations on U.S. persons, either prohibiting, or requiring notification to the U.S. government concerning, “covered transactions,” which is defined to include, among other things, acquisitions of equity interests or provision of certain debt financing to covered foreign persons, brownfield or greenfield investment in China, or entry into a joint venture with a covered person, unless an enumerated exception applies, such as investment in publicly traded securities. We currently do not believe that we are a “covered foreign person” under the Outbound Investment Rule. However, there is no assurance that the U.S. Treasury Department will take the same view as ours. If we were to be deemed a Covered Foreign Person, our ability to raise capital would be significantly and negatively affected, which could be detrimental to our business, financial condition and prospects. In such case, the trading prices of our ADSs and/or our Class A ordinary shares may be materially and adversely affected and the value of our securities may decline significantly. It is also possible that the U.S. government may expand the sectors and technologies subject to the Outbound Investment Rule or adopt additional laws or regulations further restricting outbound investment from the U.S. to or relating to China. For example, on February 20, 2025, President Trump issued the America First Trade Policy Memorandum, which proposes possible expansion of the set of technologies of concern and a review of exceptions to the Outbound Investment Rule, possibly including changes to the existing exception for publicly traded securities. As of the date of this annual report, the proposed changes under the America First Investment Policy are not implemented, although the proposed restrictions may further deepen the uncertainties for cross-border collaborations, investments, and funding opportunities for China-based issuers including us. In addition, on December 18, 2025, the Comprehensive Outbound Investment National Security Act of 2025 (the “COINS Act”) was signed into law. The COINS Act largely preserves the core framework of the Outbound Investment Rule while expanding its scope and coverage in certain respects, and will not become effective until the U.S. Department of the Treasury issues implementing regulations no later than March 13, 2027. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects, and our ADSs may significantly decline in value.

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

We are a holding company and conduct a substantial majority of our business through our operating subsidiaries and the VIEs and VIE Subsidiaries. We may rely on dividends paid by our subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. In particular, PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with the PRC accounting standards and regulations. PRC Companies are also required to set aside at least 10% of their after-tax profit based on the PRC accounting standards each year to their statutory surplus reserves until the accumulative amounts of such reserves reach 50% of their respective registered capital. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries and the VIEs and VIE Subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. To the extent cash or assets in our business is in Chinese mainland or Hong Kong or a Chinese mainland or Hong Kong entity, such cash or assets may not be available to fund operations or for other use outside of China due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our PRC subsidiaries, or the VIEs or VIE Subsidiaries by the PRC government to transfer cash or assets. PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place, including the VIE Contractual Arrangements, in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. Moreover, each of our affiliated schools is required to allocate a certain amount of profits to its development fund for constructing or maintaining school facilities or procuring or upgrading learning equipment at the end of each fiscal year. See “Item 4. Information on the Company—B. Business Overview—PRC Regulations—Regulations on Private Education—The Private Education Law and the Implementation Rules for the Private Education Law” for a discussion on the requirements for private schools to make allocations to school development funds. Any direct or indirect limitation on the ability of our PRC subsidiaries to distribute dividends and other distributions to us could materially and adversely limit our ability to make investments or acquisitions at the holding company level, pay dividends or otherwise fund and conduct our business.

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

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-Invested Enterprises, or SAFE Circular 19, effective in June 2015, in replacement of a former regulation. SAFE Circular 19 regulates the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise. According to SAFE Circular 19, RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested enterprise may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our offshore offerings, to our PRC subsidiaries, which may adversely affect our liquidity and ability to fund and expand our business in China. Furthermore, on October 23, 2019, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or SAFE Circular 28, which, among other things, allows all foreign-invested enterprises to use RMB converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with any negative list on foreign investments promulgated by the PRC government. On September 12, 2025, SAFE promulgated the Circular on Deepening the Reform of Foreign Exchange Management concerning Cross-border Investment and Financing, which permits foreign-invested enterprises to reinvest lawfully generated foreign exchange profits within China and relaxes certain restrictions under the negative list governing the use of capital account income. Specifically, foreign-invested enterprises may transfer relevant foreign exchange funds for domestic reinvestment into the capital account of the investee enterprise or into the capital account of the equity transferor for purposes of capital transactions. However, there can be no assurance that the implementation and interpretation of such regulatory changes will remain consistent or that relevant authorities will not impose additional requirements or restrictions in practice.

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

Furthermore, pursuant to NDRC Circular 11, outbound investments via overseas enterprises controlled by PRC residents are subject to verification, approval, record-filing and reporting requirements. According to NDRC Circular 11, sensitive projects, such as outbound investments in real estate, hotels, news media, cinemas or sports clubs, carried out by overseas enterprises controlled by PRC residents shall obtain verification and approval from the NDRC prior to the implementation of such sensitive projects. Non-sensitive projects carried out by overseas enterprises directly controlled by PRC residents, including by means of acquiring assets, making equity investments, or providing financing or guarantees, shall complete record-filings with the competent government authorities prior to the implementation of such non-sensitive project. Non-sensitive projects carried out by overseas enterprises indirectly controlled by PRC residents with an investment amount over $0.3 billion shall be reported to the NDRC by submitting an information reporting form for large-amount non-sensitive projects. See “Item 4. Information on the Company—B. Business Overview—PRC Regulations—Administrative Measures for Outbound Investment by Enterprises” for more details regarding NDRC Circular 11. Through our dual-class share structure, Mr. Bangxin Zhang, a PRC citizen, possesses and controls 75.2% of the voting power of our company as of April 30, 2026, thus our investments outside China are subject to the abovementioned verification, approval, record-filing and reporting requirements under NDRC Circular 11. In addition, on May 5, 2026, the State Council promulgated the Provisions of the State Council on Outbound Investment, which will become effective on July 1, 2026. The rules establish a comprehensive regulatory framework governing overseas investment by PRC investors. The new rules provide that PRC investors are prohibited from exporting Chinese goods, technologies, services or data that are subject to export prohibitions, including by dispatching technical personnel overseas, arranging for employees to work abroad, providing cross-border technical consulting services, or organizing international training. PRC investors are also prohibited from exporting restricted Chinese goods, technologies, services or related data without approval.

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

Pursuant to the Arrangement between Chinese mainland and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Tax Avoidance Arrangement, dividends distributed to our Hong Kong subsidiaries by our PRC subsidiaries are subject to withholding tax at a rate of 5%, provided that our Hong Kong subsidiaries are deemed by the relevant PRC tax authorities to be “non-PRC resident enterprises” under the EIT Law and hold at least 25% of the equity interest of our PRC subsidiaries. Furthermore, the SAT promulgated the Announcement on Issues Concerning “Beneficial Owners” in Tax Treaties, or the SAT Circular 9, which provides guidance for determining whether a resident of a jurisdiction with tax treaties with China is the “beneficial owner” of an item of income under PRC tax treaties and tax arrangements. According to SAT Circular 9, a beneficial owner generally must engage in substantive business activities, and an agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. A conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. Although we may use our Hong Kong subsidiary, namely TAL Holding Limited, as a platform to expand our business in the future, our Hong Kong subsidiary currently does not engage in any substantive business activities and thus it is possible that it may not be regarded as “beneficial owner” for the purposes of SAT Circular 9 and the dividends it receives from our PRC subsidiaries would be subject to withholding tax at a rate of 10%.

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

The market price for our ADSs has fluctuated significantly since we first listed our ADSs. For the fiscal year ended February 28, 2026, the closing prices of our ADSs have ranged from $8.73 to $14.41 per ADS.

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

Upon any transfer of Class B common shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B common shares shall be automatically and immediately converted into an equal number of Class A common shares. In addition, if at any time, any of the persons who held Class B common shares immediately before our initial public offering and their affiliates collectively own less than 5% of the total number of the issued and outstanding Class B common shares, each issued and outstanding Class B common share owned by such Class B holder shall be automatically and immediately converted into one Class A common share, and no Class B common shares shall be issued by us thereafter. Due to the disparate voting powers attached to these two classes of common shares, as of April 30, 2026, holders of our Class B common shares (excluding any Class A common shares such holder may hold in the form of ADSs) collectively held approximately 78.4% the voting power of our outstanding shares and have considerable influence over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential mergers, takeovers or other change-of-control transactions that holders of our Class A common shares and ADSs may view as beneficial.

Our corporate actions are substantially controlled by our officers, directors and their affiliated entities.

As of April 30, 2026, our executive officers, directors and their affiliated entities beneficially owned approximately 34.7% of our total outstanding shares, representing 80.8% of our total voting power. These shareholders, if they acted together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions and they may not act in the best interests of other minority shareholders. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other minority shareholders.

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

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring principal shareholders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and
●	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

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

While we do not believe we are an investment company, if we were deemed to be by the SEC and appropriate court of law, we may have to take immediate action to change our business activities or asset composition and those changes may materially adversely affect our business, financial condition, or results of operations. Given that we are not an entity organized under the laws of a U.S. jurisdiction, if we are deemed to be an investment company, we cannot register as such under the 1940 Act as a means to come into compliance with the 1940 Act. Therefore, if we find ourselves in such a situation, the only available options would be to either dispose of disqualifying assets or to acquire assets that would help us qualify for an exemption from the definition of an investment company. If we are required to dispose of assets to maintain compliance with the 1940 Act, such dispositions may include investment securities or subsidiaries of our company that may potentially be sold at a loss. If we are required to acquire assets to maintain compliance with the 1940 Act, we may not be able to acquire those assets at optimal prices and there may be opportunity costs associated with using capital to fund those asset acquisitions rather than other priorities of our company.

We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended February 28, 2025, and that there is a significant risk that we were a PFIC for our taxable year ended February 28, 2026, which would result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or common shares which held our ADSs or common shares during such taxable year(s) during which we were a PFIC.

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

Based on our financial statements and the composition of our income and assets, the valuation of our assets, and the market price of our ADSs (and despite our assumption that we are the owner of the VIEs and the VIE Subsidiaries for U.S. federal income tax purposes), we believe that we were a PFIC for the taxable year ended February 28, 2025, that there is a significant risk that we were a PFIC for the taxable year ended February 28, 2026, and that we may be classified as a PFIC for the current or future taxable years. The determination of whether we were, are, or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be more likely to be treated as a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash or other passive assets for active purposes, our risk of being classified as a PFIC may substantially increase for the current and any subsequent taxable year.

If we were, are, or will become classified as a PFIC, a U.S. Holder (as defined in “Item 10. Additional Information-E. Taxation-U.S. Federal Income Tax Considerations-General”) may be subject to reporting requirements and may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or common shares and on the receipt of distributions on the ADSs or common shares to the extent any such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our ADSs or common shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our ADSs or common shares. As we believe we were a PFIC for our taxable year ended February 28, 2025, and there is a significant risk that we were a PFIC for our taxable year ended February 28, 2026, it is expected that any U.S. Holder which held our ADSs or common shares during such taxable year(s) during which we were a PFIC will be subject to these rules. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of holding and disposing of ADSs or common shares if we are or become classified as a PFIC. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—PFIC Considerations and Rules.”

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

Prior to December 2021, we mainly offered comprehensive tutoring services to K-12 students covering core academic subjects as well as learning products, contents, technologies, services and other learning resources for learners and customers. In response to regulatory developments, we ceased offering K-9 Academic AST Services in Chinese mainland as of December 31, 2021.

For more information on our acquisitions and investments, see Note 3 “Business Acquisition”, Note 9 “Long-term investments” and Note 11 “Fair Value” to the consolidated financial statements included elsewhere in this annual report.

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

Our principal executive offices are located at TAL Building No.1, Courtyard No. 9, Qixin Middle Street, Changping District, Beijing 102200, People’s Republic of China. Our telephone number at this address is +86 (10) 5292 6669. Our registered office in the Cayman Islands is located at Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands. As of February 28, 2026, our branch offices are primarily located across 45 cities in China.

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

Our businesses started in 2005 by launching tutoring services mainly for the K-12 age groups in China, and began to explore online learning services afterwards, with the mission to provide engaging and effective learning experiences regardless of the learners’ geographic location or socio-economic background. We further expanded our offerings by introducing enrichment learning products, launching enterprise product suites and entering overseas markets in recent years. In compliance with regulatory policies promulgated in 2021, we ceased offering the K-9 Academic AST Services in Chinese mainland at the end of 2021. We have since realigned our business focus towards (i) learning services and others, and (ii) learning content solutions to capture evolving customer needs. We have continued to integrate technology with learning, promote industry innovation, and lead industry development since our inception. We are always full of passion for empowering learners, teachers and learning institutions and keeping a keen prospective for the evolving and developing industry.

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

We do not currently offer K-9 Academic AST Services in Chinese mainland. To the extent permissible under local laws and regulations, we offer Academic AST Services for select age groups in select countries and regions (except the K-9 age group in Chinese mainland).

Based on our insights and technology capabilities, we develop new technology solutions and upgrade existing ones to fulfill the customers’ underserved digitalization needs. We also provide SaaS technology solutions to a wide array of institutional customers, including other learning institutions of different types and scales, and other technology service providers.

As of February 28, 2026, we had 602 learning centers in 45 cities across China and several cities out of China, as compared to 526 learning centers in 40 cities across China and several cities out of China as of February 28, 2025. Our learning centers are physical locations where classes are conducted.

Learning Content Solutions

We develop and offer learning content solutions for learners across print, digital and device-based formats, including print books, books integrated with digital learning experiences, learning devices and mobile applications. Our content materials are developed in-house or sourced through acquisitions and licensing arrangements with domestic and global content partners. We have accumulated a content library over the course of our operating history and continue to update and expand our content offerings based on our content development capabilities and our understanding of learner needs and behaviors. In recent years, we have incorporated certain AI-driven features into our learning content solutions. These solutions are designed to combine content with intelligent learning tools, and to address the evolving needs of learners.

For the last natural week of February 2026, the weekly active units of our learning devices were 2.0 million, as compared to 1.1 million for the same period of February 2025. The active units refer to the aggregate number of devices active in a given period, after eliminating duplicates.

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

Moreover, we promote our businesses through multiple channels and media. For our learning services and others, a large number of our learners are acquired through organic traffic (such as our apps, social media groups and our direct-sale stores on e- commerce platforms) and word-of-mouth referrals. We also acquire learners through paid channels. Additionally, we sell certain solutions through our distribution partners. For learning content solutions, we distribute our products through online distributors and online platforms (such as e-commerce platforms, living streaming, and others). We also sell our products offline both directly and through distribution partners.

In the fiscal years ended February 29, 2024, February 28, 2025 and February 28, 2026, our selling and marketing expenses were $461.9 million, $748.8 million and $889.1 million, respectively, accounting for 31.0%, 33.3% and 29.5% of our total net revenues for these periods, respectively.

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

We are subject to PRC laws and regulations governing the collection, storing, sharing, using, processing, disclosure and protection of personal information and other data and the relevant risks and uncertainties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Failure to comply with various evolving laws and regulations regarding cybersecurity and data privacy could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.”

Intellectual Property

Our brands, trademarks, service marks, copyrights, patents and other intellectual property rights distinguish and protect our offerings and services from infringement, and contribute to our competitive advantages in the learning solutions industry in China. As of February 28, 2026, our intellectual property rights include the following:

●	Trademark registrations for our brands and logos in and out of China;

●	Domain names, including our key domain names www.tal.com, www.xueersi.com, and www.speiyou.com;
●	Copyrights, including those related to learning contents and software programs that we developed in-house; and
●	Patents granted in and out of China relating to technology-driven teaching.

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

Further, the State Council published the amendments to the Implementation Rules for the Private Education Law on April 7, 2021, which became effective on September 1, 2021. The Amended Implementation Rules for the Private Education Law stipulate that a private school using internet technology to provide online educational courses shall obtain a private school operating permit and comply with relevant laws and regulations regarding internet administration. Further, non-profit private schools shall use bank accounts that have been filed with relevant government authorities to collect fees and make payments in connection with conducting their business operations. Relevant government authorities shall enhance the supervision on the agreements entered into between non-profit private schools and their related parties, and shall review such transactions on an annual basis.

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

Moreover, the MoE, jointly with certain other PRC government authorities, issued the Opinions on Educational Apps, which require, among others, mobile apps that provide services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios, or the Educational Apps, be filed with competent provincial regulatory authorities for education. The Opinions on Educational Apps also require, among others, that: (i) before filing, the Educational Apps’ provider obtain the ICP license or complete the ICP filing and obtain the certificate and the grade evaluation report for graded protection of cybersecurity; (ii) Educational Apps whose main users are under the age of 18 limit the use time, specify the range of suitable ages, and strictly monitor their content; (iii) before an Educational App is introduced as a mandatory app to students, such Educational App be approved by the applicable school through its collective decision-making process and be filed with the competent education authority; and (iv) Educational Apps adopted by education authorities and schools as their uniformly used teaching or management tools not charge the students or parents any fee, and not offer any commercial advertisements or games. On November 11, 2019, the General Office of MoE promulgate the Administrative Measures for the Filing of Educational Apps, which further provided the detailed implementation rules with respect to such filing requirements under the Opinions on Educational Apps.

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

On August 30, 2021, the MoE, together with two other government authorities, issued a circular requiring all Academic AST Institutions for students in compulsory education to complete registration as non-profit by the end of 2021, and all Academic AST Institutions shall, before completing such registration, suspend enrollment of students and charging fees.

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

On September 10, 2021, the General Office of MoE, together with five other government authorities, issued a circular requiring all online after-school tutoring institutions that have filed with the local education administration authorities providing tutoring services on academic subjects to obtain the private school operating permit by the end of 2021, and all online after-school tutoring institutions shall, before obtaining such permit, suspend enrollment of students and charging fees.

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

The MoE issued the Provisional Measures on Administrative Penalties for After-School Tutoring, or Provisional Measures, effective from October 15, 2023, which specify various non-compliant activities of after-school tutoring institutions and stipulate corresponding penalties. According to the Provisional Measures, the conducts of after-school tutoring by any person, legal person or other organization without approval and without satisfying the following conditions constitute unauthorized conducts of after-school tutoring institutions, which shall be ordered to suspend the operations, return collected fees and be imposed a fine: (i) having specific training sites for offline training, or websites or applications for online training; (ii) having more than two training practitioners; and (iii) having organizational structure and division of labor. In addition, if the management of after-school tutoring institutions is chaotic, and involves one of the following acts, the competent government authorities shall require such after-school tutoring institutions to rectify within a certain period of time and issue a warning: (i) enrolling students in violation of regulations such as joint enrollment with primary and secondary schools; (ii) recruiting and managing practitioners in violation of laws, regulations and the other relevant provisions promulgated by the competent department of the State Council; (iii) charging price, charging behavior, pre-collected fee management in violation of laws, regulations and other relevant provisions promulgated by the competent department of the State Council; (iv) containing online game content and links that are not related to tutoring in online after-school tutoring; (v) failing to retain training content, training data and live training images by online after-school tutoring in accordance with relevant provisions promulgated by the competent department of the State Council; (vi) publishing advertisements illegally; and (vii) other disorders that may seriously affect education and teaching. The illegal income (if any) shall be confiscated after the refund of the fees charged; if the situation is serious, the responsible institution shall be ordered to stop recruiting trainees and the license shall be revoked.

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

On July 21, 2023, the MIIT issued a Notice on the Filing of Mobile Internet Apps, according to which, app operators shall complete the apps filing with the MIIT’s provincial level counterparts where it is domiciled through the National Management System for the Basic Internet Resources. A transition period from September 2023 to March 2024 was granted to existing apps within which apps carrying out business before the promulgation of this Notice were required to conduct and complete the apps filing.

Regulation on Advertising and Promotion Services

The principal regulations governing advertising businesses in China are the PRC Advertising Law, which was promulgated by the Standing Committee of the NPC on October 27, 1994, and was recently amended on April 29, 2021, and the Advertising Administrative Regulations promulgated by the State Council on October 26, 1987. These laws, rules and regulations outline the regulatory framework for the advertising industry.

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

In addition, the Anti-Unfair Competition Law promulgated by the Standing Committee of the NPC and last amended on June 27, 2025 and effective on October 15, 2025, requires that business operators shall not make false or misleading commercial promotion of the performance, functions, quality, sales, user evaluation, accolades, among others, so as to defraud or mislead customers or other business operators.

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

Regulations on Television Program Production and Operation

Television program productions and distribution businesses are mainly regulated by the Administrative Regulations on Radio and Television, and the Administrative Regulations on the Production and Operation of Radio and Television Program. Pursuant to the Administrative Regulations on the Production and Operation of Radio and Television Program promulgated by the SARFT on July 19, 2004, and most recently amended on June 3, 2025, any entities that engage in the production of radio and television programs are required to apply for a License for the Production and Operation of Radio and Television Program. Entities with the Radio and Television Program Production and Operation License must conduct their operations strictly within the approved scope of production and operation.

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

The Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies promulgated by SAT on April 22, 2009, took effect on January 1, 2008, and amended on December 29, 2017, sets out the standards and procedures for determining whether the “de facto management body” of an enterprise registered outside of China and controlled by PRC enterprises or PRC enterprise groups is located within China.

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

Value-added Tax

Pursuant to the Provisional Regulations on Value-added Tax of the PRC which was promulgated by the State Council on December 13, 1993 and last amended on November 19, 2017 with effect from the same day and the Implementing Rules of the Provisional Regulations on Value-added Tax of the PRC, which was promulgated by the Ministry of Finance on December 25, 1993, came into effect on January 1, 1994, and was last amended on October 28, 2011, all taxpayers selling goods, providing processing, repairing or replacement services or importing goods within the PRC shall pay value-added tax. For general VAT taxpayers selling or importing goods or selling services other than those specifically listed in the relevant regulations, the value-added tax rate was 17%, which was adjusted to 16% in 2018 and further adjusted to 13% in 2019. For general VAT taxpayers selling services and intangible assets, the value-added tax rate is 6%. Furthermore, the value-added tax rate shall be 3% for small-scale taxpayers, unless otherwise stipulated by the State Council.

The Value-added Tax Law of the PRC promulgated by the Standing Committee of the National People’s Congress on December 25, 2024 and the Implementation Regulations of Value-added Tax Law of the PRC promulgated by the State Council on December 25, 2025, collectively referred to as the new VAT Law, came into effect on January 1, 2026, and the Provisional Regulations on Value-added Tax of the PRC and the Implementing Rules of the Provisional Regulations on Value-added Tax of the PRC were repealed at the same time. Pursuant to the PRC Value-Added Tax Law, value-added tax rates are generally set at 13% for the sale of goods, importing goods and certain services, 9% for transportation, construction, real estate and certain specified goods, and 6% for services and intangible assets, with a zero rate applicable to exports of goods and certain cross-border services and intangible assets, subject to applicable regulations. In addition, small-scale taxpayers can calculate VAT based on a fixed VAT collection rate and sales amount (i.e., simplified VAT calculation method). Small-scale taxpayers are taxable persons whose annual taxable VAT sales amount does not exceed RMB5 million. The value-added tax rate shall be 3% for small-scale taxpayers, unless otherwise stipulated by the State Council.

In accordance with Article 28 of the PRC VAT Law and Announcement of the Ministry of Finance and the State Taxation Administration 2026 No. 13, both effective from January 1, 2026, the time at which the tax payment obligation arises for a taxable transaction shall be the date on which the sales amount is received or the proof of receipt of the sales amount is obtained, or the date on which the invoice is issued if issued in advance; where a taxpayer sells services and collects the payment in advance before providing the services in instalments or on multiple occasions, the time at which the tax payment obligation arises shall be determined based on the earlier of the actual commencement date of the first service provision and the contractual date, in accordance with the "whichever is earlier" principle.

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

In addition, on May 5, 2026, the State Council promulgated the Provisions of the State Council on Outbound Investment, which will come into effect on July 1, 2026. These regulations apply to both direct and indirect outbound investments by PRC investors, including investments in Hong Kong, Macau and Taiwan by reference, and establish approval and filing requirements, a national security review mechanism, information reporting and cross-border fund registration obligations, and restrictions on goods, technologies, services and related data whose export, use or transfer is prohibited or restricted under PRC laws. Violations may result in orders to cease investments, dispose of assets, confiscation of illegal gains, fines, and may lead to refusal to accept approval or filing applications for up to three years, or prohibitions on engaging in outbound investment activities for one to three years. As we conduct offshore operations, we, our PRC subsidiaries, the VIEs, VIE Subsidiaries and their PRC resident equity holders may be subject to these regulations.

Regulations on Loans to and Direct Investment in the PRC Entities by Offshore Holding Companies

According to the Provisional Regulations on the Statistical Monitoring of Foreign Debt promulgated by SAFE, the Interim Provisions on the Management of Foreign Debts, promulgated by SAFE, the NDRC and the MOF in 2003, and Measures for the Administration of the Registration of Foreign Debts, effective May 2013 and revised on May 4, 2015, loans by foreign companies to their subsidiaries in China, which are foreign-invested enterprises, are considered foreign debt, and such loans must be registered with the local branches of SAFE. Under the provisions, these foreign-invested enterprises must submit registration applications to the local branches of SAFE within 15 days following execution of foreign loan agreements. In addition, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term foreign debt borrowed by a foreign-invested enterprise is limited to the difference between the total investment and the registered capital of the foreign-invested enterprise.

In January 2017, PBOC promulgated the Notice of the People’s Bank of China on Issues Concerning Macro-Prudential Management of Full Scale Cross-Border Financing, or PBOC Circular 9. According to PBOC Circular 9, PBOC establishes a cross-border financing regulation system based on the capital or net assets of the micro main body under macro-prudential rules, and the legal entities and financial institutions established in PRC including the branches of foreign banks registered in China but excluding government financing vehicles and real estate enterprises, may carry out cross-border financing of foreign currencies in accordance with relevant regulations of such system. PBOC Circular 9 provides that, among other things, the outstanding amount of the foreign currency for the entities in cross-border financing shall be limited to the Upper Limit of the Risk Weighted Balance of such entity, which shall be calculated according to the formula provided in PBOC Circular 9; the enterprise shall, after signing the contract for cross-border financing, but no later than three business days before the withdrawal of the borrowed funds, file with the local branches of SAFE for the cross-border financing through SAFE’s capital project information system. PBOC Circular 9 also provides that during the one-year period starting from January 11, 2017, foreign-invested enterprises may choose one method to carry out cross-border financing in foreign currency according to either PBOC Circular 9 or the Interim Provisions on the Management of Foreign Debts. After the end of such one-year period, the method of foreign-invested enterprises to carry out cross-border financing in foreign currency will be determined by PBOC and SAFE. As of the date of this annual report, neither the PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard.

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

On February 7, 2021, the Anti-Monopoly Commission of the State Council issued the Anti-Monopoly Guidelines for the Internet Platform Economy Sector that aims at specifying some of the circumstances under which an activity of internet platforms may be identified as monopolistic act as well as classifying that concentrations involving variable interest entities shall also be subject to anti-monopoly review. On March 10, 2023, the SAMR promulgated the Provisions on Prohibition of Monopoly Agreements (recently amended on December 9, 2025 and effective on February 1, 2026) and the Provisions on Prohibition of Abuse of Market Dominance, effective on April 15, 2023, which improve the anti-monopoly rules regarding internet platform economy. According to these Provisions, undertakings with market dominance shall not abuse market dominant positions, or enter into monopoly agreements with other competing undertakings through intentional liaison, exchange of sensitive information, concerted acts by using data, algorithms, technologies and platform rules, among others. Failure to comply with above regulations may result in an order to stop illegal acts, confiscate illegal incomes and fines.

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

Regulations on Foreign Currency Exchange

Pursuant to applicable PRC regulations on foreign currency exchange, the Renminbi is freely convertible to foreign currencies for current account items only, such as trade-related receipts and payments, interest and dividends. Conversion of Renminbi to foreign exchange for capital account items, such as direct equity investments, loans and repatriation of investments, is subject to the prior approval of SAFE or its local branches or prior registration with banks.

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

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-Invested Enterprises, or SAFE Circular 19, effective in June 2015, in replacement of a former regulation. SAFE Circular 19 regulates the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise. According to SAFE Circular 19, RMB capital may not be used for issuing RMB entrusted loans, repaying inter-enterprise loans or repaying bank loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested enterprise may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our offshore offerings, to our PRC subsidiaries, which may adversely affect our liquidity and ability to fund and expand our business in China. Furthermore, on October 23, 2019, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested enterprises to use RMB converted from foreign currency-denominated capital for equity investments in China, as long as the equity investments are genuine, do not violate applicable laws, and comply with the Negative List on foreign investments promulgated by the PRC government. On September 12, 2025, SAFE promulgated the Circular on Deepening the Reform of Foreign Exchange Management concerning Cross-border Investment and Financing, which permits foreign-invested enterprises to reinvest lawfully generated foreign exchange profits within China and relaxes certain restrictions under the negative list governing the use of capital account income. Specifically, foreign-invested enterprises may transfer relevant foreign exchange funds for domestic reinvestment into the capital account of the investee enterprise or into the capital account of the equity transferor for purposes of capital transactions.

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

On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly promulgated Notice on Promulgation of the Method for Identifying the Illegal Collection and Use of Personal Information by Apps, in order to provide reference for the identification of illegal collection and use of personal information by Apps and in the implementation of the PRC Cybersecurity Law and other relevant laws and regulations. This Notice provides the detailed methods to identifying of illegal behaviors in collecting and using personal information by Apps, such as the behavior of “non-disclosure of collection and use rules,” “failing to expressly state the purpose, method and scope of collecting and using personal information,” “collecting or using personal information without the consent of users,” “collecting personal information unrelated to the services they provide in violation of the principle of necessity,” “providing others with personal information without the consent,” “failure to provide the function of deleting or correcting personal information in accordance with the law” and “failure to disclose the information on complaints and whistleblowing reports.”

On August 22, 2019, CAC promulgated the Provisions on the Cyber Protection of Children’s Personal Information, which became effective on October 1, 2019. According to such Provisions, among other things, (i) “children” in these Provisions refers to minors under the age of 14; any network operator collecting, storing, using, transferring or disclosing children’s personal information shall follow the principles of properness and necessity, informed consent, explicit purpose, security assurance and lawful use; (ii) network operators shall establish special rules and user agreements for the protection of children’s personal information, and designate persons to take charge of the protection of children’s personal information; (iii) to collect, use, transfer or disclose a child’s personal information, any network operator shall inform the child’s guardians in a noticeable and clear manner, and shall obtain the consent of the child’s guardians; network operators shall, upon seeking consent, provide the option of rejecting option for the child’s guardians; (iv) network operators shall not collect children’s personal information unrelated to the services they provide, nor shall they collect children’s personal information in violation of the provisions of laws and administrative regulations and the agreements reached by both parties, and if it is really necessary to use such information beyond the agreed purposes and scope due to business needs, consent shall be obtained from the child’s guardians again; (v) where a network operator entrusts a third party with the processing of children’s personal information, it shall conduct security assessment of the entrusted party and the acts of entrustment, sign an entrustment agreement, specifying responsibilities of both parties, matters to be handled, handling period, nature and purpose of the handling; the entrustment shall not exceed the scope of authorization, and where network operators intend to transfer children’s personal information to a third party, they shall carry out security assessment by themselves or entrust a third-party institution to do so.

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

On December 29, 2025, the CAC issued the Announcement on the Submission of Compliance Audit Results for the Protection of Personal Information of Minors, which became effective on the same date. Pursuant to this announcement, personal information processors that process the personal information of minors are required to submit the compliance audit results relating to the protection of minors’ personal information for the preceding year by the end of January of each year.

Cybersecurity and Data Security

According to the PRC Cybersecurity Law promulgated on November 7, 2016, effective on June 1, 2017 and last amended on October 28, 2025, in the construction or operation of networks or supply of services through networks, technical measures and other necessary measures must be implemented in accordance with laws and regulations as well as the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of the networks, effectively respond to cybersecurity incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The PRC Cybersecurity Law provides that, among other things, the network operators must perform the following obligations:

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

On March 22, 2024, the CAC published the Provisions on Promoting and Regulating Cross-border Data Flows, which streamline and provide clarity to the governance framework for outbound data transfers. According to these Provisions, data processors shall identify and declare important data in accordance with relevant provisions. If the data have not been informed or publicly announced as important data by relevant authorities or regions, data processors are not required to report security assessments for their outbound data transfers as important data. These Provisions also establish specific exemptions for outbound data transfers. For instance, data collected and generated in international trade, transnational transportation, academic cooperation, global manufacturing and marketing, which does not contain personal information or important data, is now exempted from compliance requirements regarding outbound data transfers, such as security assessments for outbound data transfer, execution of standard contracts for outbound personal information transfers, or certification for personal information protection. In addition, Pilot Free Trade Zones are permitted to formulate data negative lists at their own discretion, where data processors may provide overseas parties with any data not included in the negative lists without conducting security assessments. On October 14, 2025, the CAC issued the Measures for the Certification of Cross-Border Provision of Personal Information, which came into effect on January 1, 2026, to provide further guidance and regulatory requirements on certification for cross-border provision of personal information.

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

On February 12, 2025, the CAC promulgated the Measures for the Administration of Personal Information Protection Compliance Audits, or the Personal Information Protection Audits Measures, which became effective on May 1, 2025. The Personal Information Protection Audits Measures require personal information processors that conduct their own compliance audits for personal information protection must ensure that either their internal compliance teams or designated external professional organizations perform periodic audits to assess adherence to applicable laws and administrative regulations governing personal information processing. The regulations provide that a personal information processor processing personal information of over 10 million individuals to conduct a compliance audit for personal information protection at least once every two years. Moreover, the CAC and other relevant authorities responsible for personal information protection may mandate that personal information processors engage external professional organizations to conduct compliance audits of their personal information processing activities: (i) when personal information significant risks are identified in personal information processing activities that could severely impact individual rights or indicate a serious lack of security measures; (ii) when processing activities may infringe upon the rights of numerous individuals; or (iii) in the event of a personal information security incident that results in the leakage, alteration, loss, or destruction of personal information of more than one million individuals, or sensitive personal information of over 100,000 individuals.

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

Furthermore, these provisions raise certain new compliance requirements on internet information service providers using algorithm recommendation technology. Specifically, the Administration Provisions on Algorithmic Recommendation of Internet Information Services require that such service providers shall provide users with options that are not specific to their personal characteristics, or provide users with convenient options to cancel algorithmic recommendation services.

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

On December 26, 2025, the CAC and other PRC government authorities issued the Measures for the Categorization of Online Information that May Affect the Physical and Mental Health of Minors, which became effective on March 1, 2026. The measures establish a framework for identifying, classifying, and managing online content that may be detrimental to minors, even if such content is not otherwise prohibited by law. Under these measures, service providers offering algorithmic recommendation services, generative artificial intelligence, or similar services are required to establish and maintain sound internal security management systems and technical measures, and are prohibited from pushing or otherwise recommending to minors any online information that may adversely affect their physical or mental health.

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

On March 23, 2025, the State Council promulgated the Implementation Provisions of the Anti-Foreign Sanctions Law of the PRC. Under these provisions, individuals or organizations that are deemed to threaten China’s sovereignty, security, or development interests may be included on a counter-sanctions list. In addition, no organization or individual may enforce, or assist in the enforcement of, judgments or rulings arising from proceedings initiated by foreign countries, organizations, or individuals that have been included on such list.

C.          Organizational Structure

The following diagram sets out details of our significant subsidiaries and VIEs and VIE Subsidiaries as of February 28, 2026.

(1)	Mr. Bangxin Zhang is our chairman and chief executive officer who owned 30.1% of the common shares and 75.2% of the voting power of TAL Education Group as of April 30, 2026.
(2)	Mr. Yachao Liu is our director and chief operating officer who owned 4.6% of the common shares and 5.6% of the voting power of TAL Education Group as of April 30, 2026.
(3)	Among these schools, certain schools’ majority ownership are directly or indirectly held by Xueersi Education, and the remaining minority ownership are directly or indirectly held by Xueersi Network. For the other schools, Xueersi Education holds 100% ownership.

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

In the opinion of Han Kun Law Offices, our PRC counsel, save for the uncertainties disclosed in this annual report:

●	the ownership structures of the VIEs, VIE Subsidiaries and wholly owned PRC subsidiaries do not violate applicable PRC laws or regulations currently in effect; and

●	each of the agreements under the VIE Contractual Arrangements is valid, binding and enforceable under, and do not violate applicable PRC laws or regulations currently in effect.

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

In the opinion of Ogier, our Cayman Islands legal counsel, the deed of undertaking constitutes the legal, valid and binding obligations of Mr. Bangxin Zhang, which cannot be unilaterally revoked by Mr. Bangxin Zhang, and is enforceable in accordance with its terms under existing Cayman Islands laws.

D.        Property, Plants and Equipment

Facilities

Our headquarters are located in Beijing, China. As of February 28, 2026, we owned approximately 135,489 square meters of office space in Beijing.

As of February 28, 2026, we leased approximately 102,400 square meters in Beijing, consisting of approximately 57,800 square meters of learning center and service center space and approximately 44,600 square meters of office space. In addition, as of February 28, 2026, we leased an aggregate of approximately 567,500 square meters of learning center and service center space and an aggregate of approximately 196,500 square meters of office space in 44 other cities throughout China and several cities out of China. These leases vary in duration from 0.1 to 20 years.

On March 19, 2019, we acquired land use rights of a parcel in Zhenjiang, Jiangsu for the construction of office building, at total cost of approximately RMB92 million for approximately 83,025 square meters. In December 2019, we entered into a contract, as amended from time to time, at total cost of approximately RMB1,048 million for the development of office space in Zhenjiang, Jiangsu, covering approximately 222,730 square meters of construction area. As of February 28, 2026, RMB954 million ($139.1 million) had been paid. We expect to complete the construction in 2026. We intend to fund the construction through cash on hand.

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

Our businesses started in 2005 by launching tutoring services mainly for the K-12 age groups in China, and began to explore online learning services afterwards, aiming to empower life-long growth with love and technology. We further expanded our offerings by introducing enrichment learning services and learning content solutions and entering markets outside China in the recent years. In response to developments in market and regulatory environments, we ceased offering the K-9 Academic AST Services in Chinese mainland at the end of 2021. We have since realigned our business focus toward (i) learning services and others, and (ii) learning content solutions to capture evolving customer needs. We have continued integrating technology with learning, promote innovation and lead industry development since our inception. We are always full of the passion for empowering learners, teachers and learning institutions and keeping a keen prospective for the evolving and developing industry.

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

Key Components of Results of Operations

Net Revenues

In the fiscal years ended February 29, 2024, February 28, 2025 and February 28, 2026, we generated total net revenues of $1,490.4 million, $2,250.2 million and $3,008.9 million, respectively.

The primary sources of our revenues included (i) learning services and others, and (ii) learning content solutions.

The following table presents our net revenues disaggregated by revenue sources (net of discounts, value added tax and surcharges).

	For the Years Ended February 28/29,
	2024		2025		2026
	$	%	$	%	$	%

	(in thousands of $, except percentages)
Learning services and others	$1,051,783	70.6	$1,534,815	68.2	$1,946,958	64.7
Learning content solutions	438,657	29.4	715,418	31.8	1,061,950	35.3
Total	$1,490,440	100.0	$2,250,233	100.0	$3,008,908	100.0

Cost of Revenues and Operating Expenses

The following table sets forth, for the periods indicated, our cost of revenues and operating expenses, in absolute amounts and as percentages of the total net revenues:

	For the Years Ended February 28/29,
	2024		2025		2026
	$	%	$	%	$	%

	(in thousands of $, except percentages)
Net revenues	$1,490,440	100.0	$2,250,233	100.0	$3,008,908	100.0
Total cost of revenues(1)	(684,316)	(45.9)	(1,049,975)	(46.7)	(1,343,430)	(44.6)
Operating expenses:
Selling and marketing(2)	(461,851)	(31.0)	(748,750)	(33.3)	(889,053)	(29.5)
General and administrative(3)	(413,502)	(27.7)	(454,663)	(20.1)	(500,386)	(16.7)
Total operating expenses	$(875,353)	(58.7)	$(1,203,413)	(53.4)	$(1,389,439)	(46.2)

Notes:

(1)	Includes share-based compensation expenses of $9.6 million, $6.4 million and $1.9 million for the fiscal years ended February 29, 2024, February 28, 2025 and February 28, 2026, respectively.
(2)	Includes share-based compensation expenses of $24.6 million, $16.1 million and $10.8 million for the fiscal years ended February 29, 2024, February 28, 2025 and February 28, 2026, respectively.
(3)	Includes share-based compensation expenses of $54.7 million, $42.4 million and $30.4 million for the fiscal years ended February 29, 2024, February 28, 2025 and February 28, 2026, respectively.

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

Our selling and marketing expenses primarily consisted of advertising expenses, marketing and promotional expenses, compensation to our personnel involved in sales and marketing activities, rental and utilities expenses relating to selling and marketing functions, and depreciation, amortization and impairment of long-lived assets used in our selling and marketing activities. Our selling and marketing expenses as a percentage of net revenues was 31.0%, 33.3% and 29.5% for the fiscal years ended February 29, 2024, February 28, 2025 and February 28, 2026, respectively.

Our general and administrative expenses primarily consisted of compensation paid to our management and administrative personnel, research and development expenses, costs of third-party professional services, rental and utilities expenses relating to office and administrative functions, and depreciation, amortization and impairment of long-lived assets used in our administrative activities. Our general and administrative expenses as a percentage of our total net revenues was 27.7%, 20.1% and 16.7% for the fiscal years ended February 29, 2024, February 28, 2025 and February 28, 2026, respectively.

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

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the first 2 million Hong Kong dollars of profits earned by a company are subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%, and each group of connected entities can nominate only one entity to benefit from the two-tiered tax rate. The provision for Hong Kong profits tax in our consolidated financial statements was immaterial during the fiscal year ended February 28, 2026.

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

Enterprises qualified as “National Encouraged Software Enterprise” are entitled to an income tax exemption for two calendar years, followed by reduced income tax at a rate of 12.5% for three calendar years. If an enterprise qualified as “National Encouraged Software Enterprise” is also entitled to other tax preferential policies in enterprise income tax, such enterprise shall elect only one tax preference among these tax preferential policies. Enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. An enterprise which qualifies as “Key Software Enterprise” is entitled an income tax exemption for five calendar years from such enterprise’s first profitable year, and a reduced income tax at a rate of 10% for the following calendar years.

The following preferential tax treatments are enjoyed by certain of our subsidiaries and VIEs and VIE Subsidiaries:

●	TAL Beijing and Beijing Xintang Sichuang are qualified as High and New Technology Enterprises, or HNTE, and accordingly would be entitled to a preferential tax rate of 15% from calendar years 2020 through 2025. TAL Beijing and Beijing Xintang Sichuang are in the process of renewing their qualifications of HNTE and are expected to be subject to an EIT rate of 15% for calendar year 2026 as long as they maintain their HNTE status.

●	Yizhen Xuesi is qualified as HNTE and accordingly entitled to a preferential tax rate of 15% from calendar years 2023 through 2026.
●	Shenzhen Xingtong is qualified as HNTE and accordingly entitled to a preferential tax rate of 15% from calendar years 2024 through 2026.

Preferential tax treatments granted to our PRC subsidiaries and VIEs and VIE Subsidiaries by local government authorities are subject to review and may be adjusted or revoked at any time. The enterprises which enjoy preferential tax treatments shall also provide filing documents with respect to preferential tax treatments to the relevant tax authority when filing annual enterprise income tax returns for the settlement of tax payments. The discontinuation of any preferential tax treatments currently available to us, will cause our effective tax rate to increase, which could have a material adverse effect on our results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The discontinuation of any of the preferential tax treatments currently available to us in China could adversely affect our results of operations and we face risks relating to the discretion of relevant tax authorities in interpreting and implementing tax-related laws and regulations.”

PRC Withholding Tax

As a Cayman Islands holding company, we may receive dividends from our PRC operating subsidiaries through TAL Hong Kong. The EIT Law and its implementation rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. According to the Double Tax Avoidance Arrangement, dividends paid to shareholders residing in Hong Kong are subject to a reduced 5% rate of tax withholding provided that the Hong Kong residents are deemed by the relevant PRC tax authorities to be “non-PRC resident enterprises” under the EIT Law and the Hong Kong residents’ equity interests in Chinese mainland dividend issuer is above 25%. In February 2018, the SAT promulgated the SAT Circular 9 to clarify the definition of beneficial owner under PRC tax treaties and tax arrangements. According to the SAT Circular 9, a beneficial owner refers to a party who holds ownership and control over incomes or the rights or assets from which the incomes are derived. In determining whether a resident of the other contracting party to a double taxation agreement, or DTA, who is applying for enjoying preferential treatment under the DTA has the status as a beneficial owner, comprehensive analysis shall be conducted in light of the actual circumstances of the specific case and based on several factors, include among others, if (1) an applicant is under the obligation to pay 50% or more of the incomes received to any resident of any third country (region) within 12 months upon receipt of the incomes; and (2) if the business activities carried out by an applicant constitutes substantive business activities. Substantive business activities shall include substantive manufacturing, distribution, management and other activities. Whether an applicant’s business activities are substantive shall be determined based on the functions actually performed by the applicant and the risks assumed thereby. The substantive investment and shareholding management activities carried out by the applicant may constitute substantive business activities. Where the applicant concurrently engages in investment and shareholding management activities that do not constitute substantive business activities and other business activities, if the other business activities are not significant enough, the applicant will not be considered as engaging in substantive business activities and hence more likely not a beneficial owner.

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

According to the SAT Circular 9, if the business activities carried out by an applicant do not constitute substantive business activities, then such applicant is likely not to be regarded as a beneficial owner. Although we may use our Hong Kong subsidiaries as a platform to expand our business in the future, our Hong Kong subsidiaries currently do not engage in any substantive business activities and thus it is possible that our Hong Kong subsidiaries may not be regarded as “beneficial owners” for the purposes of the SAT Circular 9 and the dividends they receive from our PRC subsidiaries would be subject to withholding tax at a rate of 10%. In addition, our Hong Kong subsidiaries may be considered PRC resident enterprises for enterprise income tax purposes if the relevant PRC tax authorities determine that our Hong Kong subsidiaries’ “de facto management bodies” are within China, in which case dividends received by them from our PRC subsidiaries would be exempt from PRC withholding tax because such income is exempted under the EIT Law for a PRC resident enterprise recipient. As there are substantial uncertainties as to the interpretation and implementation of the EIT Law and its implementation rules, it is uncertain whether, if we are deemed a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders would be subject to any PRC withholding tax. For a detailed discussion of PRC tax issues related to resident enterprise status, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Under the EIT Law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders outside of China.”

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

Value-Added Tax (VAT)

Our major PRC subsidiaries and the VIEs and VIE Subsidiaries are subject to VAT on revenue under the VAT regime. In general, the applicable VAT rate on the revenue earned from sale of goods is 13%, and from provision of our principal services is 6%. Certain of our smaller PRC operating entities are small-scale taxpayers subject to a 3% VAT collection rate under the simplified calculation method and are not entitled to credit input VAT. Our PRC subsidiaries and the VIEs and VIE Subsidiaries that are general VAT taxpayers are entitled to credit input VAT paid on qualified purchases against output VAT on sales, subject to the restrictions under PRC VAT laws and regulations. Revenue is recognized net of VAT in our consolidated income statement.

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

Application of a long-term investments impairment test requires significant management judgment. We make qualitative and quantitative analysis to identify whether indicators of impairment exist. We make assessment of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, investments’ financial position and future cash flows, the new regulations, and other assumptions. When indicators of impairment exist, we prepare quantitative measurements of the fair value by using the income approach, if applicable, with observable or unobservable inputs and assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value of the long-term investments.

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

	For the Years Ended February 28/29,
	2024		2025		2026
	$	%	$	%	$	%

	(in thousands of $, except percentages)
Net revenues	$1,490,440	100.0%	$2,250,233	100.0%	$3,008,908	100.0%
Cost of revenues(1)	(684,316)	(45.9)	(1,049,975)	(46.7)	(1,343,430)	(44.6)
Gross profit	806,124	54.1	1,200,258	53.3	1,665,478	55.4
Operating expenses
Selling and marketing(2)	(461,851)	(31.0)	(748,750)	(33.3)	(889,053)	(29.5)
General and administrative(3)	(413,502)	(27.7)	(454,663)	(20.1)	(500,386)	(16.7)
Total operating expenses	(875,353)	(58.7)	(1,203,413)	(53.4)	(1,389,439)	(46.2)
(Loss)/income from operations	(69,229)	(4.6)	(3,155)	(0.1)	276,039	9.2
Interest income, net	84,928	5.7	83,482	3.7	62,030	2.1
Other income, net	48,766	3.3	64,717	2.9	390,155	13.0
Impairment loss on long-term investments	(46,982)	(3.2)	(12,933)	(0.6)	(42,814)	(1.5)
Income before income tax and loss from equity method investments	17,483	1.2	132,111	5.9	685,410	22.8
Income tax expenses	(15,379)	(1.0)	(38,320)	(1.7)	(154,417)	(5.1)
Loss from equity method investments	(6,242)	(0.4)	(9,531)	(0.4)	(855)	(0.1)
Net (loss) /income	(4,138)	(0.2)	84,260	3.8	530,138	17.6
Add: Net loss attributable to non-controlling interests shareholders	565	(0.0)	331	(0.0)	613	(0.0)
Net (loss)/income attributable to TAL Education Group’s shareholders	$(3,573)	(0.2)	$84,591	3.8	$530,751	17.6
(1)	Includes share-based compensation expenses of $9.6 million, $6.4 million and $1.9 million for the fiscal years ended February 29, 2024, February 28, 2025 and February 28, 2026, respectively.
(2)	Includes share-based compensation expenses of $24.6 million, $16.1 million and $10.8 million for the fiscal years ended February 29, 2024, February 28, 2025 and February 28, 2026, respectively.
(3)	Includes share-based compensation expenses of $54.7 million, $42.4 million and $30.4 million for the fiscal years ended February 29, 2024, February 28, 2025 and February 28, 2026, respectively.

Fiscal Year Ended February 28, 2026 Compared to Fiscal Year Ended February 28, 2025

Net Revenues

Our total net revenues increased by 33.7% to $3,008.9 million for the fiscal year ended February 28, 2026 from $2,250.2 million for the fiscal year ended February 28, 2025. The increase was mainly due to the increase of $412.2 million in learning services and others and increase of $346.5 million in learning content solutions, respectively, as further discussed below.

Learning services and others

Revenues from learning services and others increased by 26.9% to $1,947.0 million for the fiscal year ended February 28, 2026 from $1,534.8 million for the fiscal year ended February 28, 2025. The increase was primarily due to the year-over-year enrollment growth of Xueersi Peiyou as a result of the expansion of our capacity.

Learning content solutions

Revenues from learning content solutions increased by 48.4% to $1,061.9 million for the fiscal year ended February 28, 2026 from $715.4 million for the fiscal year ended February 28, 2025. The increase was mainly attributed to the sales volume growth of our learning devices and books integrated with digital learning experiences, which was fueled by our enhanced product development and go-to-market capabilities.

Operating Costs and Expenses

In the fiscal year ended February 28, 2026, our operating costs and expenses were $2,732.9 million, representing a 21.3% increase from $2,253.4 million in the fiscal year ended February 28, 2025. The increase was primarily due to increases in cost of revenues and selling and marketing expenses.

Cost of Revenues. Our cost of revenues increased by 27.9% to $1,343.4 million for the fiscal year ended February 28, 2026 from $1,050.0 million for the fiscal year ended February 28, 2025. This increase was primarily due to the increases in (i) costs of products and content materials of $67.1 million primarily due to the growth of Xueersi Peiyou and the sales volume growth of our learning devices and books integrated with digital learning experiences, (ⅱ) rental cost of our learning and service centers of $38.8 million due to our capacity expansion for Xueersi Peiyou, (ⅲ) compensation to personnel providing support for our services and products of $36.8 million and (ⅳ) teaching fees, performance-linked bonuses and other compensation for our teachers of $78.2 million primarily due to the increase in our workforce, which were in turn driven by the expansion of our business. The increase trend in cost of revenues is consistent with our revenue growth.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 18.7% to $889.1 million for the fiscal year ended February 28, 2026 from $748.8 million for the fiscal year ended February 28, 2025. This increase was primarily due to increase in advertising, marketing and promotional activities. Selling and marketing expenses for the fiscal year ended February 28, 2026 also included $10.8 million in share-based compensation expenses, as compared to $16.1 million for the fiscal year ended February 28, 2025.

General and Administrative Expenses. Our general and administrative expenses increased by 10.1% to $500.4 million for the fiscal year ended February 28, 2026 from $454.7 million for the fiscal year ended February 28, 2025. Our general and administrative expenses increased slightly despite substantial increase in revenues from fiscal year 2025 to fiscal year 2026 because our general and administrative expenses primarily consist of compensation paid to our management and administrative personnel, which do not grow in a linear manner with revenue growth. In addition, as we scaled our business, we have made efforts to optimize our operational efficiency.

Gross Profit Margin

Our gross profit margin increased to 55.4% for the fiscal year ended February 28, 2026 from 53.3% for the fiscal year ended February 28, 2025. The increase was the result of a decrease in our cost of revenues as a percentage of net revenues from 46.7% in fiscal year 2025 to 44.6% in fiscal year 2026. The primary driver behind this decline was a 1.0% decrease in costs of products and content materials and a 0.5% decrease of teaching fees, performance-linked bonuses and other compensation for our teachers as a percentage of net revenues, which was attributed to improved operational efficiency across our services and products.

Interest Income, Net

We had interest income of $62.0 million for the fiscal year ended February 28, 2026, compared to $83.5 million for the fiscal year ended February 28, 2025. In both fiscal years, our interest income consisted primarily of interest earned from our cash and cash equivalents, short-term and long-term investments. The decrease in our interest income from fiscal year 2025 to fiscal year 2026 was primarily due to the changes in our cash management strategies. In particular, we invested in fewer term deposits compared with the prior fiscal year, which resulted in a reduction in interest income.

Other Income, Net

We recorded other income of $390.2 million and $64.7 million for the fiscal years ended February 28, 2026 and February 28, 2025, respectively. The increase was primarily driven by fluctuations in the fair value of certain investments.

Impairment Loss on Long-Term Investments

We incurred $42.8 million of impairment loss on long-term investments for the fiscal year ended February 28, 2026, compared to $12.9 million for the fiscal year ended February 28, 2025. Impairment loss on long-term investments was due to declines in the value of long-term investments in several investees.

Income Tax Expenses

We had $154.4 million of income tax expenses for the fiscal year ended February 28, 2026, compared to $38.3 million of income tax expenses for the fiscal year ended February 28, 2025. The change was primarily attributable to an increase in operating income, as well as changes in the fair value of certain investments.

Net Income

As a result of the foregoing, we recorded net income of $530.1 million for the fiscal year ended February 28, 2026, compared to net income of $84.3 million for the fiscal year ended February 28, 2025.

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

Operating Costs and Expenses

In the fiscal year ended February 28, 2025, our operating costs and expenses were $2,253.4 million, representing a 44.5% increase from $1,559.7 million in the fiscal year ended February 29, 2024. The increase was primarily due to increases in cost of revenues and selling and marketing expenses.

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

General and Administrative Expenses. Our general and administrative expenses increased by 10.0% to $454.7 million for the fiscal year ended February 28, 2025 from $413.5 million for the fiscal year ended February 29, 2024. Our general and administrative expenses increased slightly despite substantial increase in revenues from fiscal year 2024 to fiscal year 2025 because our general and administrative expenses primarily consist of compensation paid to our management and administrative personnel, which do not grow in a linear manner with revenue growth. In addition, as we scaled our business, we have made efforts to optimize our operational efficiency.

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

Other Income, Net

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

Inflation

According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index in China for February 2024, 2025 and 2026 were an increase of 0.7%, a decrease of 0.7% and an increase of 1.3%, respectively. Inflation has had some impacts on our operations in recent years, in the form of higher salaries for our teachers and other staff and higher rental payments for certain of the office space and service center and learning center space we lease. We can provide no assurance that we will not continue to be affected in the future by higher rates of inflation in China, or that we will be able to adjust our tuition rates to mitigate the impact of inflation on our results of operations.

Recent Accounting Pronouncements

A list of recent accounting pronouncements that are relevant to us is included in Note 2 to our audited consolidated financial statements included elsewhere in this annual report.

B.       Liquidity and Capital Resources

Cash Flows and Working Capital

We have financed our operations and the expansion of our business primarily through cash flows from operations and other financing activities, such as proceeds from our various private placements of our common shares, offering or private placement of convertible notes and certain credit facilities. As of February 28, 2026, we had $1,523.9 million in cash and cash equivalents, $262.2 million in restricted cash and $1,715.4 million in short-term investments. Our cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments, which are unrestricted as to withdrawal or use, or have original maturities of three months or less when purchased. Our restricted cash mainly represents security deposits held in designated bank accounts for future transactions, deposits required by PRC government authorities related to learning programs and services and establishment of new schools and subsidiaries. The short-term investments primarily consist of wealth management products with variable interest rates with original maturity of more than three months and less than one year.

The following table sets forth a summary of our cash and cash equivalents, restricted cash and short-term investments inside and outside China as of February 28, 2026.

	Cash, cash	Cash, cash	Total
	equivalents	equivalents	cash, cash
	and	and	equivalents		Short-term
	restricted	restricted	and	Short-term	investments	Total
	cash in	cash in other	restricted	investments	in other	short-term
	RMB	currencies	cash	in RMB	currencies	investments

	(in thousands of $)
Entities outside China	20,173	484,947	505,120	—	1,275,552	1,275,552
VIEs in China	647,658	61	647,719	81,075	—	81,075
Non-VIEs in China	632,871	328	633,199	358,819	—	358,819
Entities inside China	1,280,529	389	1,280,918	439,894	—	439,894
Total	1,300,702	485,336	1,786,038	439,894	1,275,552	1,715,446

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

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Years Ended February 28/29,
	2024	2025	2026

	(in thousands of $)
Net cash provided by operating activities	$306,172	$397,923	$601,467
Net cash provided by / (used in) investing activities	95,068	(847,028)	(175,746)
Net cash used in financing activities	(233,095)	(13,167)	(643,512)
Effect of exchange rate changes	(5,576)	(3,473)	12,098
Net increase / (decrease) in cash, cash equivalents and restricted cash	162,569	(465,745)	(205,693)
Cash, cash equivalents and restricted cash at the beginning of the year	2,294,907	2,457,476	1,991,731
Cash, cash equivalents and restricted cash at the end of the year	$2,457,476	$1,991,731	$1,786,038

Operating Activities

Net cash provided by operating activities amounted to $601.5 million in the fiscal year ended February 28, 2026, as compared to net cash provided by operating activities of $397.9 million in the fiscal year ended February 28, 2025. Net cash provided by operating activities in the fiscal year ended February 28, 2026 reflected net income of $530.1 million, adjusted by non-cash expenses and gain. Key adjustments mainly included (i) changes in operating assets and liabilities, mainly because a significant amount of cash payments for our learning services and others were recorded as deferred revenues, and due to the growth of our learnings services and others in fiscal year 2026 as the result of our capacity expansion for Xueersi Peiyou, our deferred revenue significantly increased by $211.0 million as of the end of fiscal year 2026 as compared to the end of fiscal year 2025, (ii) an increase in the movement of deferred income taxes of $65.8 million arising from fair value change of investments, and (iii) a large portion of non-cash expenses incurred during the period, primarily consisting of depreciation of property and equipment of $68.6 million, share-based compensation expenses of $43.1 million, inventories provision and others of $37.7 million and impairment loss on long-term investments of $42.8 million recorded based on our impairment assessment of the investments in several investees after reviewing their financial performance as of February 28, 2026. Such non-cash expenses were partially offset by gain from fair value change of investments of $412.4 million.

Net cash provided by operating activities in fiscal year 2026 increased by $203.5 million compared to that in fiscal year 2025. This year-over-year increase was mainly driven by a $279.2 million rise in operating income.

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

Investing Activities

Net cash used in investing activities amounted to $175.7 million in the fiscal year ended February 28, 2026, as compared to net cash used in investing activities of $847.0 million in the fiscal year ended February 28, 2025. Net cash used in investing activities in the fiscal year ended February 28, 2026 primarily related to purchase of short-term investments of $1,956.9 million, payments for long-term investments of $406.8 million, purchase of property and equipment of $93.2 million, and business acquisitions, net of cash acquired $95.5 million, partially offset by proceeds from maturity of short-term investment of $2,368.5 million.

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

Financing Activities

Net cash used in financing activities amounted to $643.5 million in the fiscal year ended February 28, 2026, as compared to net cash used in financing activities of $13.2 million in the fiscal year ended February 28, 2025. Net cash used in financing activities in the fiscal year ended February 28, 2026 was mainly attributable to repurchases of our common shares.

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

Material Cash Requirements

Our material cash requirements as of February 28, 2026 and any subsequent interim period primarily include our capital expenditures, lease property management fee obligations, purchase of property and equipment obligations, and long-term investment obligations.

For the fiscal years 2024 to 2026, our primary capital expenditures were mainly related to construction projects costs, leasehold improvements and purchase of servers, computers, network equipment, and software systems. Our capital expenditures were $118.6 million, $111.5 million and $92.0 million for the fiscal years ended February 29, 2024, February 28, 2025 and February 28, 2026, respectively, representing 8.0%, 5.0% and 3.1% of our total net revenues for such years, respectively. See “Item 4. Information on the Company—D. Property, Plants and Equipment” for more information.

Our lease property management fee obligations represent our non-cancelable agreements for property management fees in relation to leases for our offices, learning centers and service centers. As of February 28, 2026, the payment due within one year and thereafter for our lease property management fee obligations amounted to $20.4 million.

Purchase of property and equipment obligations represent our outstanding capital commitments mainly relating to capital expenditures of office space construction in Jiangsu. As of February 28, 2026, the payment due within one year and thereafter for our purchase of property and equipment obligations amounted to $21.2 million.

Our long-term investment obligations represent obligations in connection with several investments as of February 28, 2026. As of February 28, 2026, the payment due within one year and thereafter for our long-term investment obligations amounted to $0.9 million.

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

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of February 28, 2026.

Holding Company Structure

Overview

We are a holding company with no material operations of our own. A substantial majority of our learning business in China is conducted through the VIE Contractual Arrangements. See “Item 4. Information on the Company—C. Organizational Structure—VIE Contractual Arrangements.” In the fiscal years ended February 29, 2024, February 28, 2025 and February 28, 2026, the VIEs and VIE Subsidiaries contributed 82.6%, 81.5% and 78.6%, respectively, of our total net revenues.

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

Dividend Distributions

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends upon dividends and other distributions paid to us by our PRC subsidiaries. The amount of dividends paid by our PRC subsidiaries to us primarily depends on the service fees paid to our PRC subsidiaries from the VIEs, and, to a lesser degree, our PRC subsidiaries’ retained earnings. In the fiscal years ended February 29, 2024, February 28, 2025 and February 28, 2026, TAL Beijing and its designated PRC subsidiaries collectively charged $201.1 million, $345.8 million and $462.0 million in service fees, respectively, to the VIEs. The VIEs collectively paid $196.4 million, $170.1 million and $1,032.8 million in service fees to TAL Beijing and its designated PRC subsidiaries in the fiscal years ended February 29, 2024, February 28, 2025 and February 28, 2026, respectively. As of February 29, 2024, February 28, 2025 and February 28, 2026, the balance of the amount payable for the fees was $537.0 million, $712.7 million and $141.9 million, respectively.

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

Pursuant to the VIE Contractual Arrangements, the earnings and cash of each of the VIEs (including dividends received from their respective VIE Subsidiaries) are used to pay service fees in RMB to TAL Beijing or its designated affiliates, as applicable, in the manner and amount set forth in the VIE Contractual Arrangements. After paying the applicable withholding taxes, making appropriations for its statutory reserve requirement and retaining any profits from accumulated profits, the remaining net profits of TAL Beijing and its designated affiliates would be available for distribution to TAL Hong Kong, and from TAL Hong Kong to our company. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Dividends we receive from our PRC subsidiaries may be subject to PRC withholding tax” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation” for detailed discussions on withholding taxes. As of February 28, 2026, the net assets of our PRC subsidiaries and VIEs and VIE Subsidiaries which were restricted due to statutory reserve requirements and other applicable laws and regulations, and thus not available for distribution, was in aggregate $947.1 million, and the net assets of our PRC subsidiaries and VIEs and VIE Subsidiaries which were unrestricted and thus available for distribution was in aggregate $3,453.4 million.

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

D.       Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended February 28, 2026 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.       Critical Accounting Estimates

For our critical accounting estimates, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Estimates.”

Item 6.    Directors, Senior Management and Employees

A.       Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Bangxin Zhang	45	Chairman of the Board of Directors and Chief Executive Officer
Yachao Liu	44	Director and Chief Operating Officer
Kaifu Zhang	41	Independent Director
Yi Wang	54	Independent Director
Janet Yan Feng	49	Independent Director
Alex Zhuangzhuang Peng	52	President and Chief Financial Officer

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

Kaifu Zhang has served as our independent director since October 2016. Dr. Zhang joined Alibaba Group in January 2017 and served as vice president of its e-commerce business until April 2026. Prior to that, he was an assistant professor and the Xerox Junior Chair at Carnegie Mellon University from 2014 to 2017. His research interests include the economics of multi-sided markets, business model design for on-line platforms, and the use of big data and machine learning in econometrics. He holds a Ph.D. in Management from INSEAD (France) in 2012 and a BE in Computer Science from Tsinghua University in July 2007.

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

B.       Compensation

For the fiscal year ended February 28, 2026, the aggregate cash compensation we paid to our executive officers and directors as a group was approximately $1.9 million. We do not pay our independent directors in cash for their services on our board. For the fiscal year ended February 28, 2026, we granted 14,142 non-vested restricted Class A common shares and 14,160 share options to purchase 14,160 Class A common shares to our executive officers and non-executive directors. For the fiscal year ended February 28, 2026, we recognized total share-based compensation expense of $7.1 million for our executive officers and non-executive directors. See “—Share Incentive Plans.”

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

As of April 30, 2026, 3,543,602 non-vested restricted Class A common shares and 930,110 share options to purchase 930,110 Class A common shares under the 2010 Plan and the 2020 Plan previously granted to our employees and directors are outstanding. The following table summarizes, as of April 30, 2026, the share options and non-vested restricted shares granted and outstanding under our share incentive plan to our current directors and executive officers and to other individuals as a group.

	Number of Class A
	Common Shares
	Underlying Share		Exercise
	Options and Class A		Price ($per
Name	Restricted Shares		share)	Date of Grant	Date of Expiration
Kaifu Zhang	*	(1)	—	October 26, 2023	10 years from the date of the grant
Janet Yan Feng	*	(2)	$0.03	April 26, 2025	10 years from the date of the grant
Yachao Liu	*	(1)	—	March 1, 2014/ October 11, 2018	13 years from the date of the grant
	*	(2)	$0.03	August 5, 2024	10 years from the date of the grant
Alex Zhuangzhuang Peng	*	(1)	—	April 26, 2021	10 years from the date of the grant
	*	(2)	$0.03	April 26, 2022	10 years from the date of the grant
Yi Wang	*	(1)	—	April 26, 2025	10 years from the date of the grant
Other individuals as a group	3,456,124	(1)	—	—	10 or 13 years from the date of the grant
	617,390	(2)	from $0.03 to $109.98	—	10 or 12 years from the date of the grant

Notes:

*	Less than 1% of the outstanding common shares.
(1)	Non-vested restricted shares.
(2)	Share options.

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

D.       Employees

We had approximately 15,000, 23,000 and 26,100 full-time employees as of February 29, 2024, February 28, 2025 and February 28, 2026, respectively. Of our total number of full-time employees as of February 28, 2026, approximately 7,200 were located in Beijing, and 18,900 in other places of China and outside of China.

In addition to full-time employees, from time to time, we also employ contract teachers, contract labor and engage independent consultants to support our teaching, curriculum and course material development and other activities. As of February 28, 2026, we had approximately 1,800 contract teachers. We remunerate our employees with basic salaries as well as performance-based bonuses. None of our employees are represented by collective bargaining arrangements. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

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

E.       Share Ownership

The following table sets forth information with respect to the beneficial ownership of our common shares (including shares represented by our ADSs), as of April 30, 2026, by:

●	each of our current directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our common shares.

	Shares Beneficially Owned
			% of Voting
	Number(1)	%(2)	Power(3)
Directors and Executive Officers:
Bangxin Zhang(4)	55,563,064	30.1%	75.2%
Kaifu Zhang	*	*	*
Yi Wang	*	*	*
Janet Yan Feng	*	*	*
Yachao Liu(5)	8,460,346	4.6%	5.6%
Alex Zhuangzhuang Peng	*	*	*
All directors and executive officers as a group	64,226,499	34.7%	80.8%
Principal Shareholders:
Bright Unison Limited(6)	46,765,564	25.3%	61.1%

*     Less than 1% of our total outstanding shares or voting power.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, restricted shares or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.
(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (1) 184,881,928, being the number of common shares issued and outstanding as of April 30, 2026, and (2) the number of shares such person or group has the right to acquire or receive within 60 days after April 30, 2026.
(3)

Percentage of total voting power represents voting power with respect to all of our Class A and Class B common shares, as a single class. As of April 30, 2026, our issued and outstanding share capital consisted of 135,728,324 Class A common shares and 49,153,604 Class B common shares. Each holder of our Class B common shares is entitled to ten votes per Class B common share and each holder of Class A common shares is entitled to one vote per Class A common share held by our shareholders on all matters submitted to them for a vote. Our Class A common shares and Class B common shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B common shares are convertible at any time by the holder into Class A common shares on a 1:1 basis.

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

(5)

Consists of (i) 2,937,500 Class A common shares and 2,937,500 Class B common shares held by Perfect Wisdom International Limited, a British Virgin Islands company, (ii) 2,504,166 Class A common shares held by COMPLETE HONOUR GLOBAL LIMITED, a British Virgin Islands company, and (iii) 81,180 Class A common shares in the form of ADS. Yachao Liu has the power to direct the retention or disposal of, and the exercise of any voting rights attached to, the foregoing shares through a trust structure. Yachao Liu’s business address is TAL Building No.1, Courtyard No. 9, Qixin Middle Street, Changping District, Beijing 102200, People’s Republic of China.

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

To our knowledge, as of April 30, 2026, 118,939,696 of our issued and outstanding Class A common shares were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A common shares in the United States.

For the restricted Class A common shares granted to our directors, executive officers, employees and consultants, please refer to “—B. Compensation—Share Incentive Plans.”

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

In the fiscal year ended February 28, 2026, we were not required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Clawback Policy, nor were there any outstanding balance as of February 28, 2026 of erroneously awarded compensation to be recovered.

Item 7.  Major Shareholders and Related Party Transactions

A.       Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.       Related Party Transactions

Transactions with Related Investees

We have amounts due from related parties representing loans and prepayments to certain investees for service fees. As of February 28, 2025, we had $0.1 million current and non-current amounts due from related parties. As of February 28, 2026, we had $0.2 million current and non-current amounts due from related parties. For the fiscal years ended February 29, 2024, February 28, 2025 and February 28, 2026, we recorded $0.1 million, nil and nil impairment loss on the amounts due from related parties, respectively.

We have amounts due to related parties primarily related to service fees payable to related parties. As of February 28, 2025 and February 28, 2026, we had $0.1 million and $0.1 million current amounts due to related parties, respectively.

We incur services fees in connection with services provided by certain investees to us. For the years ended February 29, 2024, February 28, 2025 and February 28, 2026, we incurred services fees to related parties of $0.2 million, $0.8 million and $0.6 million, respectively.

We generate other revenue from related parties in connection with services provided by us. For the years ended February 29, 2024, February 28, 2025 and February 28, 2026, we generated other revenue from related parties of $0.5 million, $36 thousand and $42 thousand, respectively.

VIE Contractual Arrangements

Please refer to “Item 4. Information on the Company—C. Organizational Structure—VIE Contractual Arrangements.”

Employment Agreement

Please refer to “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Employment Agreements.”

Stock Incentives

Please refer to “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

C.       Interests of Experts and Counsel

Not applicable.

Item 8.  Financial Information

A.       Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal and Administrative Proceedings

From time to time, we are subject to legal proceedings and claims incidental to the conduct of our business.

Litigation

On February 4, 2022, a complaint, or the Initial Complaint, was filed in the U.S. District Court for the Southern District of New York, or the SDNY Court, against our company and certain of our current and former executives, advancing claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, 15 U.S.C. §§ 78(b) and 78t(a), and Rule 10b-5 promulgated thereunder, 17 C.F.R. § 240.10b-5 (2013). The case is captioned Ruoshui Sun v. TAL Education Group, et al., Civil Action No. 1:22-cv-01015. The plaintiff seeks to represent all purchasers of our company’s ADSs between April 26, 2018 and July 22, 2021. On April 7, 2022, the Court endorsed an application our company filed to stay its obligation to respond to the Initial Complaint until after the Court appoints a lead plaintiff. On October 12, 2022, the Court appointed two co-lead plaintiffs. On October 19, 2022, the co-lead plaintiffs filed an amended complaint. On February 10, 2023, our company filed a motion to dismiss the amended complaint. On March 27, 2023, the lead plaintiffs filed an opposition to our company’s motion to dismiss. On April 26, 2023, our company filed a reply to the lead plaintiffs’ brief. On October 2, 2023, the Court granted our company’s motion to dismiss in its entirety and dismissed the amended complaint in its entirety without prejudice. After requesting for and obtaining an extension from the Court, the lead plaintiff filed a second amended complaint on November 20, 2023. Our company filed a motion to dismiss the second amended complaint on January 19, 2024. On February 15, 2024, the lead plaintiff filed the opposition to our company’s motion to dismiss. On March 15, 2024, our company filed its reply to lead plaintiff’s opposition. On July 15, 2025, the Court granted our company’s motion dismiss the second amended complaint without prejudice. On July 29, 2025, the lead plaintiffs filed a third amended complaint. Our company filed a motion to dismiss the third amended complaint on September 18, 2025. On October 20, 2025, the lead plaintiffs filed an opposition to our company’s motion to dismiss. On November 10, 2025, our company filed its reply to lead plaintiffs’ opposition. Our company’s motion is currently pending before the Court.

Separately, on March 29, 2023, a complaint was filed in the U.S. District Court for the District of New Jersey, or the NY Court, against our company and our chief executive officer, advancing claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, 15 U.S.C. §§ 78(b) and 78t(a), and Rule 10b-5 promulgated thereunder, 17 C.F.R. § 240.10b-5 (2013). The complaint alleges that the Company made misrepresentations and misleading disclosures between June 14, 2022 and March 14, 2023 about its compliance with Chinese laws and regulations. On October 16, 2023, the lead plaintiff filed an amended complaint, which named the Company and several executives as co-defendants. On December 17, 2024, all individual defendants were dismissed from this case. On December 12, 2025, our company and the lead plaintiff jointly reported to the Court that we had reached a settlement in principle. On February 13, 2026, the lead plaintiff filed an unopposed motion for preliminary approval of proposed class action settlement. On April 28, 2026, the Court issued an order preliminarily approving the proposed class action settlement. A settlement fairness hearing is scheduled for October 29, 2026 for the determination of final approval of the settlement.

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

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands or at such other place within the Cayman Islands as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act, or any other law of the Cayman Islands.

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

We do not believe that any of our offshore holding companies meets all of the conditions above. In addition, we are not aware of any offshore holding companies with a similar corporate structure to ours ever having been deemed to be PRC “resident enterprises” by PRC tax authorities. Therefore, we believe that none of our offshore holding companies should be treated as a “resident enterprise” for PRC tax purposes. However, as the tax resident status of an enterprise is subject to determination by PRC tax authorities, there are uncertainties and risks associated with this issue. If PRC tax authorities determine that any of our offshore holding companies are “resident enterprises,” a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income. Second, although under the EIT Law and its implementation rules, dividend income between qualified resident enterprises is a “tax-exempt income,” we cannot guarantee that dividends paid to TAL Education Group from our PRC subsidiaries through our Hong Kong subsidiaries would qualify as “tax-exempt income” and will not be subject to withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as “resident enterprises” for PRC enterprise income tax purposes. Finally, the “resident enterprise” classification could result in a 10% withholding tax being imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs, if such income is considered PRC-sourced income by the relevant PRC authorities. This could have the effect of increasing our and our shareholders’ effective income tax rates and may require us to deduct withholding tax from any dividends we pay to our non-PRC shareholders.

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

U.S. Federal Income Tax Considerations

The following is a discussion of the U.S. federal income tax consequences of the ownership and disposition of our ADSs or common shares by a U.S. Holder (as defined below) that will hold our ADSs or common shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal income tax law, which is subject to differing interpretations or changes, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules that differ significantly from those summarized below (for example, financial institutions, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, pension plans, regulated investment companies, real estate investment trusts, cooperatives, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their ADSs or common shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, U.S. expatriates, persons liable for alternative minimum tax, or investors that have a functional currency other than the U.S. dollar. In addition, this discussion does not address any non-U.S., state or local tax considerations, or non-income (such as estate, gift or Medicare) tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal, state, local, non-U.S. income and other tax considerations of an investment in our ADSs or common shares.

As discussed below under “PFIC Considerations and Rules,” we believe that we were a PFIC, for United States federal income tax purposes for the taxable year ended February 28, 2025, that there is a significant risk that we were a PFIC for the taxable year ended February 28, 2026, that we may be classified as a PFIC for the current taxable year, and that we may be a PFIC in future taxable years. Accordingly, U.S. Holders are urged to review the discussion below under “PFIC Considerations and Rules,” and to consult their tax advisors regarding the tax consequences to them if we are or become classified as a PFIC in our current or future taxable years. As we believe we were a PFIC for our taxable year ended February 28, 2025, and there is a significant risk that we were a PFIC for our taxable year ended February 28, 2026, it is expected that any U.S. Holder which held our ADSs or common shares during such taxable year(s) during which we were a PFIC will be subject to the rules discussed below under “PFIC Considerations and Rules.”

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

PFIC Considerations and Rules

Based on our financial statements and the composition of our income and assets, the valuation of our assets, and the market price of our ADSs, we believe that we were a PFIC for the taxable year ended February 28, 2025, that there is a significant risk that we were a PFIC for the taxable year ended February 28, 2026, and that we may be classified as a PFIC for the current or future taxable years.

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

Based on our financial statements and the composition of our income and assets, the valuation of our assets, and the market price of our ADSs (and despite our assumption that we are the owner of the VIEs and the VIE Subsidiaries for U.S. federal income tax purposes), we believe that we were a PFIC for the taxable year ended February 28, 2025, that there is a significant risk that we were a PFIC for the taxable year ended February 28, 2026, and that we may be classified as a PFIC for the current or future taxable years. The determination of whether we were, are, or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be more likely to be treated as a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile).

Furthermore, the determination of whether we are or will become a PFIC may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash or other passive assets for active purposes, our risk of becoming classified as a PFIC may substantially increase for the current and any subsequent taxable year. If we are classified as a PFIC for any year (which we believe to have been the case for the taxable year ended February 28, 2025, and may be the case for the taxable year ended February 28, 2026) during which a U.S. Holder holds our ADSs or common shares, we would generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or common shares unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or common shares.

If we are classified as a PFIC for any taxable year (which we believe to have been the case for the taxable year ended February 28, 2025, and may be the case for the taxable year ended February 28, 2026) during which a U.S. Holder holds our ADSs or common shares, unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or common shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or common shares. Under the PFIC rules:

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

If we are a PFIC for any taxable year (which we believe to have been the case for the taxable year ended February 28, 2025, and may be the case for the taxable year ended February 28, 2026) during which a U.S. Holder holds our ADSs or common shares and any of our non-U.S. subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the rules described above. Each U.S. Holder is urged to consult its tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

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

If a U.S. Holder owns our ADSs or common shares during any taxable year that we are a PFIC (which we believe to have been the case for the taxable year ended February 28, 2025, and maybe the case for the taxable year ended February 28, 2026), the holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury. In the case of a U.S. Holder who has held ADSs or common shares during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs or common shares (or any portion thereof) and has not previously determined to make a mark-to-market election, and who later considers making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs or common shares. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of holding and disposing ADSs or common shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election and the unavailability of the qualified electing fund election. As noted above, we believe we were a PFIC for our taxable year ended February 28, 2025, and there is a significant risk that we were a PFIC for our taxable year ended February 28, 2026, and accordingly, it is expected that any U.S. Holder which held our ADSs or common shares during such taxable year(s) during which we were a PFIC will be subject to the rules discussed above.

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

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are listed on the New York Stock Exchange, which is an established securities market in the United States, and qualify as readily tradable. Thus, if we are not classified as a PFIC, we believe that we will be treated as a qualified foreign corporation with respect to dividends we pay on our ADSs, but there can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Since we do not expect that our common shares will be listed on established securities markets, it is unclear whether dividends that we pay on our common shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. However, in the event that we are deemed to be a resident enterprise under the EIT Law, as discussed above under “—PRC Taxation,” we may be eligible for the benefits of the U.S.—PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and be treated as a qualified foreign corporation (assuming that we are not classified as a PFIC) with respect to dividends paid on our ADSs or common shares. However, as discussed above under “—PFIC Considerations and Rules,” we believe that we were a PFIC for the taxable year ended February 28, 2025 and that there is a significant risk that we were a PFIC for the taxable year ended February 28, 2026 (and that we may be a PFIC in our current or future taxable years), and accordingly, if you are a non-corporate U.S. Holder, you should not assume that any dividends will be taxed at a preferential rate. Dividends received on our ADSs or common shares will not be eligible for the dividends-received deduction allowed to corporations under the Code. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC, including the annual filing of a Form 20-F within four months after the end of each fiscal year. Our company’s fiscal year ends on February 28 or February 29. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Copies of reports and other information, when filed, may also be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements. On December 18, 2025, the Holding Foreign Insiders Accountable Act (HFIAA) was enacted as part of the National Defense Authorization Act for Fiscal Year 2026, mandating directors and officers of foreign private issuers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Our principal shareholders continue to remain exempt from the reporting under Section 16(a) of the Exchange Act and our directors, officers and principal shareholders continue to remain exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act.

We will furnish JPMorgan Chase Bank, N.A., the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us. We will file our annual report on Form 20-F, including our audited financial statements, with the SEC. Form 20-F can be accessed on the SEC’s website as well as the investor relations section of our website. Investors may request a hard copy of our annual report, free of charge, by contacting us.

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

Moreover, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert Renminbi into U.S. dollars, depreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Assuming we had converted the U.S. dollar-denominated cash and cash equivalent, restricted cash and short investments balance of $1,729.0 million as of February 28, 2026 into RMB at the exchange rate of $1.00 for RMB6.8579 as of February 27, 2026, this cash balance would have been RMB11,857 million. Assuming a 1.0% appreciation of the Renminbi against the U.S. dollar, this cash balance would have decreased to RMB11,739 million as of February 28, 2026.

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

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to contribute us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will contribute us, and the amount of contribution available to us is not entirely related to the amounts of fees the depositary collects from investors. For the fiscal year ended February 28, 2026, we have received $2.1 million after tax contribution from the depositary, which was paid to us for expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.     Controls and Procedures

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon this evaluation, our management has concluded that, as of February 28, 2026, our existing disclosure controls and procedures were effective.

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

Our management has concluded that our internal control over financial reporting was effective as of February 28, 2026. However, we cannot assure you that we will not identify any additional material weaknesses or significant deficiencies in the future. For risks and uncertainties related to our internal control, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Failure to maintain effective internal control over financial reporting could cause us to inaccurately report our financial results or fail to prevent fraud and have a material adverse effect on our business, results of operations and the trading price of our ADSs.”

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF TAL EDUCATION GROUP

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of TAL Education Group and its subsidiaries (the “Company”), as of February 28, 2026, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 28, 2026, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended February 28, 2026, of the Company and our report dated June 12, 2026, expressed an unqualified opinion on those financial statements.

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
Beijing, the People’s Republic of China
June 12, 2026

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

Item 16B Code of Ethics

Our board has adopted a code of business conduct and ethics that provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our company’s interests when the opportunity to do so arises. We have posted a copy of our code of business conduct and ethics on our website at http://ir.tal.com.

Item 16C Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP (PCAOB ID No. 1113), our principal external auditors, for the periods indicated.

	For the Year Ended February 28,
	2025	2026

	(in thousands of $)
Audit fees(1)	2,006	2,295
Audit-related fees(2)	—	—
Tax fees(3)	278	180
(1)	“Audit fees” means the aggregate fees in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.
(2)	“Audit-related fees” represents the aggregate fees billed for professional services rendered by our principal accounting firm for the assurance and related services.
(3)	“Tax fees” represents the aggregate fees for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

All audit and non-audit services provided by our independent auditors must be pre-approved by our audit committee.

Item 16D Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On April 19, 2021, our board of directors authorized a share repurchase plan under which we may repurchase up to $1.0 billion of our common shares over the next 12 months. Through several extensions, the share repurchase plan expired in April 2026.

The table below is a summary of the shares repurchased by us in the open market in the fiscal year ended February 28, 2026.

				Approximate U.S.
			Total Number of	Dollar Value of
			ADSs Purchased as	ADSs that May Yet
	Total Number of	Average Price Paid	Part of Publicly	Be Purchased
Period	ADSs Purchased	Per ADS	Announced Plan	Under the Plan
May 2025	24,109,135	$10.53	24,109,135	236,878,864
June 2025	13,220,468	$10.46	13,220,468	98,644,623
July 2025	8,222,725	$10.38	8,222,725	13,274,867
Total	45,552,328	$10.48	45,552,328	—

On July 28, 2025, our board of directors authorized a new share repurchase plan under which we may repurchase up to $600 million of our common shares over the next 12 months.

The table below is a summary of the shares repurchased by us in the open market in the fiscal year ended February 28, 2026.

				Approximate U.S.
			Total Number of	Dollar Value of
			ADSs Purchased as	ADSs that May Yet
	Total Number of	Average Price Paid	Part of Publicly	Be Purchased
Period	ADSs Purchased	Per ADS	Announced Plan	Under the Plan
August 2025	5,275,956	$10.96	5,275,956	542,152,165
September 2025	4,964,765	$10.51	4,964,765	489,962,054
Oct 2025	2,344,473	$10.52	2,344,473	465,307,668
Nov 2025	1,102,938	$10.91	1,102,938	453,276,515
Dec 2025	953,138	$10.96	953,138	442,828,338
Jan 2026	478,492	$10.91	478,492	437,606,697
Feb 2026	304,114	$10.84	304,114	434,310,314
Total	15,423,876	$10.74	15,423,876	—

Subsequent to February 28, 2026 and through June 5, 2026, the Company has repurchased 1,226,033 common shares at an aggregate consideration of approximately $40.7 million under the Company’s share repurchase plans. During the same period, the Company has cancelled 15,514,638 common shares previously repurchased under these plans.

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

Item 16I Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J Insider Trading Policies

We have adopted a Second Amended and Restated Statement of Policies Governing Material, Non-Public Information, Trading in Company Securities by Insiders and the Prevention of Insider Trading (the “Insider Trading Policy”) which governs the purchase, sale, and other dispositions of our securities by our officers, directors, employees and consultants. A copy of the Insider Trading Policy has been filed herewith as Exhibit 11.2.

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

At the management level, we have formed a Network and Data Security Committee, which is chaired by our senior vice president. Our senior vice president brings to this role significant experience in technical and leadership roles at technology companies, as well as academic credentials in computer science.

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

4.21

English translation of Exclusive Management Services and Business Cooperation Agreement, dated July 29, 2024, by Beijing Century TAL Education Technology Co., Ltd. and Xinxin Xiangrong Culture Development (Shenzhen) Co., Ltd. (incorporated herein by reference to Exhibit 4.21 to the Form 20-F filed on June 16, 2025 (File No. 001-34900))

4.22

English translation of Exclusive Option Agreement, dated July 29, 2024, by and among Beijing Century TAL Education Technology Co., Ltd., Beijing Keletang Technology Co., Ltd. and Xinxin Xiangrong Culture Development (Shenzhen) Co., Ltd. (incorporated herein by reference to Exhibit 4.22 to the Form 20-F filed on June 16, 2025 (File No. 001-34900))

4.23

English translation of Equity Pledge Agreement, dated July 29, 2024, by and among Beijing Century TAL Education Technology Co., Ltd., Xinxin Xiangrong Culture Development (Shenzhen) Co., Ltd. and Beijing Keletang Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.23 to the Form 20-F filed on June 16, 2025 (File No. 001-34900))

4.24

English translation of Entrustment Agreement and Power of Attorney, dated July 29, 2024, by Beijing Keletang Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.24 to the Form 20-F filed on June 16, 2025 (File No. 001-34900))

8.1*	List of Subsidiaries and Variable Interest Entities

11.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 11.1 to the Form 20-F filed on May 7, 2021 (File No. 001-34900))

11.2*	Second Amended and Restated Statement of Policies Governing Material, Non-Public Information, Trading in Company Securities by Insiders and the Prevention of Insider Trading

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Han Kun Law Offices

15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.3*	Consent of Ogier

97.1	TAL Education Group Incentive Compensation Clawback Policy (incorporated herein by reference to Exhibit 97.1 to the Form 20 - F filed on May 31, 2024 (File No. 001 - 34900))

101.INS*	Inline XBRL Instance Document- The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL Document

Exhibit Number	Description of Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*     Filed herewith

**   Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TAL EDUCATION GROUP

By:	/s/ Bangxin Zhang
Name: Bangxin Zhang
Title: Chairman and Chief Executive Officer

Date: June 12, 2026

TAL EDUCATION GROUP

Consolidated Financial Statements and
Report of Independent Registered Public Accounting Firm
For the years ended February 29, 2024, February 28, 2025 and 2026

TAL EDUCATION GROUP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF TAL EDUCATION GROUP

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TAL Education Group and its subsidiaries (the “Company”) as of February 28, 2026 and 2025, the related consolidated statements of operations, comprehensive (loss) / income, changes in equity and cash flows for each of the three years in the period ended February 28, 2026 and the related notes and the financial statement schedule listed in Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of February 28, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended February 28, 2026 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of February 28, 2026, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 12, 2026, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF TAL EDUCATION GROUP - CONTINUED

Critical Audit Matter - continued

Revenue recognition - Learning services - Refer to Note 2 to the financial statements

Critical Audit Matter Description

The majority of the Company’s revenues are derived from learning service fees that the Company charges students in advance for its learning services for the year ended February 28, 2026. These learning service revenues consist of a significant volume of low-dollar transactions.

We identified the audit of occurrence assertion of learning service revenues as a critical audit matter because of a high degree of auditor effort in performing procedures related to the Company’s revenue recognition of learning services. This required an increased extent of effort, including the design of audit procedures and the need for us to involve professionals with expertise to assist with the performance of certain of these audit procedures.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company’s learning service revenues comprised of the following, among others:

●	We obtained an understanding of the Company’s design and implementation of internal controls around the revenue cycle and tested the operating effectiveness of the relevant controls identified with the assistance of our information technology (“IT”) specialists.
●	We performed test of details over revenue transactions, on a sample basis, including checking the cash receipts, reviewing the underlying orders, checking the delivery of the courses and recalculating the revenue amount to be recognized.
●	With the assistance of our data analytics specialists:
-	We performed procedures to reconcile the cash collection recorded within the Company’s IT systems to cash received on a sample basis.
-	We tested the report logic of the systematic revenue calculation.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

June 12, 2026

We have served as the Company’s auditor since 2008.

TAL EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

	As of	As of
	February 28,	February 28,
	2025	2026
ASSETS

Current assets
Cash and cash equivalents	$1,771,260	$1,523,879
Restricted cash, current	187,846	227,551
Short-term investments	1,847,120	1,715,446
Inventories, net	104,876	143,326
Amounts due from related parties, current	37	46
Prepaid expenses and other current assets	215,781	232,870
Total current assets	4,126,920	3,843,118

Restricted cash, non-current	32,625	34,608
Property and equipment, net	472,366	500,710
Deferred tax assets	3,487	3,170
Rental deposits	22,131	28,058
Intangible assets, net	394	45,975
Land use rights, net	182,880	189,779
Goodwill	155	45,545
Long-term investments (including available-for-sale investments of $139,002 and $82,386 as of February 28, 2025 and 2026, respectively)	305,105	828,249
Amounts due from related parties, non-current	96	134
Long-term prepayments and other non-current assets	27,844	37,216
Operating lease right-of-use assets	329,064	379,727
Total assets	$5,503,067	$5,936,289

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of $108,578 and $93,047 as of February 28, 2025 and 2026, respectively)	$146,300	$152,513
Deferred revenue, current (including deferred revenue, current, of the consolidated VIEs without recourse to TAL Education Group of $531,655 and $686,406 as of February 28, 2025 and 2026, respectively)	624,272	832,839
Amounts due to related parties, current (including amounts due to related parties, current, of the consolidated VIEs without recourse to TAL Education Group of $91 and $95 as of February 28, 2025 and 2026, respectively)	93	97
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to TAL Education Group of $442,731 and $514,616 as of February 28, 2025 and 2026, respectively)	582,227	672,344
Operating lease liabilities, current (including operating lease liabilities, current, of the consolidated VIEs without recourse to TAL Education Group of $78,486 and $97,564 as of February 28, 2025 and 2026, respectively)	88,453	109,393
Total current liabilities	1,441,345	1,767,186

TAL EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

	As of	As of
	February 28,	February 28,
	2025	2026
Deferred revenue, non-current (including deferred revenue, non-current, of the consolidated VIEs without recourse to TAL Education Group of $19,995 and $14,610 as of February 28, 2025 and 2026, respectively)	46,955	49,353
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to TAL Education Group of $3,395 and $67,088 as of February 28, 2025 and 2026, respectively)	3,474	67,981
Operating lease liabilities, non-current (including operating lease liabilities, non-current, of the consolidated VIEs without recourse to TAL Education Group of $169,991 and $192,058 as of February 28, 2025 and 2026, respectively)	244,895	278,083
Total liabilities	1,736,669	2,162,603

Commitments and contingencies (Note 17)

Equity
Class A common shares ($0.001 par value; 500,000,000 shares authorized, 154,118,904 and 155,650,069 shares issued as of February 28, 2025 and 2026, respectively, 153,618,971 and 135,324,668 shares outstanding as of February 28, 2025 and 2026, respectively)	154	156
Class B common shares ($0.001 par value; 500,000,000 shares authorized, 49,153,604 shares and 49,153,604 shares issued and outstanding as of February 28, 2025 and 2026, respectively)	49	49
Treasury stock	—	(20)
Additional paid-in capital	4,294,819	3,694,418
Statutory reserve	179,537	216,638
Accumulated deficit	(624,078)	(130,428)
Accumulated other comprehensive loss	(83,914)	(6,376)
Total TAL Education Group shareholders’ equity	3,766,567	3,774,437
Non-controlling interests	(169)	(751)
Total equity	3,766,398	3,773,686

Total liabilities and equity	$5,503,067	$5,936,289

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

	For the year ended	For the year ended	For the year ended
	February 29,	February 28,	February 28,
	2024	2025	2026
Net revenues
Learning services and others	$1,051,783	$1,534,815	$1,946,958
Learning content solutions	438,657	715,418	1,061,950
Total net revenues	1,490,440	2,250,233	3,008,908

Cost of revenues	(684,316)	(1,049,975)	(1,343,430)
Gross profit	806,124	1,200,258	1,665,478

Operating expenses
Selling and marketing	(461,851)	(748,750)	(889,053)
General and administrative	(413,502)	(454,663)	(500,386)
Total operating expenses	(875,353)	(1,203,413)	(1,389,439)
(Loss) / income from operations	(69,229)	(3,155)	276,039

Interest income, net	84,928	83,482	62,030
Other income, net	48,766	64,717	390,155
Impairment loss on long-term investments	(46,982)	(12,933)	(42,814)
Income before provision for income tax and loss from equity method investments	17,483	132,111	685,410

Income tax expenses	(15,379)	(38,320)	(154,417)
Loss from equity method investments	(6,242)	(9,531)	(855)
Net (loss) / income	(4,138)	84,260	530,138

Add: Net loss attributable to non-controlling interests shareholders	565	331	613
Net (loss) / income attributable to TAL Education Group’s shareholders	$(3,573)	$84,591	$530,751

Net (loss) / income per common share
Basic	$(0.02)	$0.42	$2.79
Diluted	$(0.02)	$0.41	$2.75

Weighted average shares used in calculating net (loss) / income per common share
Basic	203,304,744	201,963,823	190,420,468
Diluted	203,304,744	205,222,753	192,925,293

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) / INCOME

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

	For the year ended	For the year ended	For the year ended
	February 29,	February 28,	February 28,
	2024	2025	2026
Net (loss) / income	$(4,138)	$84,260	$530,138
Other comprehensive (loss) / income
Foreign currency translation adjustment	(39,297)	(12,658)	81,374
Unrealized gain / (loss) on available-for-sale investments:
Unrealized gain / (loss) on available-for-sale investments, net of tax effect of tax expense of $90, $712 and $1,033 for the years ended February 29, 2024, February 28, 2025 and 2026, respectively	4,996	(5,066)	(3,805)
Other comprehensive (loss) / income	(34,301)	(17,724)	77,569

Comprehensive (loss) / income	(38,439)	66,536	607,707
Add: Comprehensive (income) / loss attributable to non-controlling interests shareholders	(396)	69	582
Comprehensive (loss) / income attributable to TAL Education Group’s shareholders	$(38,835)	$66,605	$608,289

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

											Total TAL
										Accumulated	Education
							Additional			other	Group	Non-
	Class A common shares		Class B common shares		Treasury stock		paid-in	Statutory	Accumulated	comprehensive	shareholders’	controlling
	Shares	Amount	Shares	Amount	Shares	Amount	capital	reserve	deficit	income / (loss)	equity	interests	Total equity
Balance as of February 28, 2023	169,122,124	$169	49,153,604	$49	(5,959,339)	$(6)	$4,400,656	$160,353	$(685,912)	$(30,666)	$3,844,643	$(23,730)	$3,820,913
Net loss	—	—	—	—	—	—	—	—	(3,573)	—	(3,573)	(565)	(4,138)
Provision for statutory reserve	—	—	—	—	—	—	—	4,785	(4,785)	—	—	—	—
Issuance of common shares in connection with vesting of non-vested shares	2,315,735	2	—	—	—	—	(2)	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	88,898	—	—	—	88,898	—	88,898
Exercise of share options	133,385	—	—	—	—	—	462	—	—	—	462	—	462
Share repurchase (Note 14)	—	—	—	—	(13,385,764)	(13)	(233,544)	—	—	—	(233,557)	—	(233,557)
Cancellation of repurchased shares (Note 14)	(19,345,103)	(19)	—	—	19,345,103	19	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(40,258)	(40,258)	961	(39,297)
Unrealized gain on available-for-sale investments, net of tax effect of $90	—	—	—	—	—	—	—	—	—	4,996	4,996	—	4,996
Share consideration for purchase of intangible assets	27,680	—	—	—	—	—	487	—	—	—	487	—	487
Balance as of February 29, 2024	152,253,821	$152	49,153,604	$49	—	$—	$4,256,957	$165,138	$(694,270)	$(65,928)	$3,662,098	$(23,334)	$3,638,764
Net income	—	—	—	—	—	—	—	—	84,591	—	84,591	(331)	84,260
Provision for statutory reserve	—	—	—	—	—	—	—	14,399	(14,399)	—	—	—	—
Issuance of common shares in connection with vesting of non-vested shares	1,839,056	2	—	—	—	—	(2)	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	64,939	—	—	—	64,939	—	64,939
Exercise of share options	26,027	—	—	—	—	—	402	—	—	—	402	—	402
Share repurchase (Note 14)	—	—	—	—	(499,933)	—	(13,147)	—	—	—	(13,147)	—	(13,147)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(12,920)	(12,920)	262	(12,658)
Unrealized loss on available-for-sale investments, net of tax effect of $712	—	—	—	—	—	—	—	—	—	(5,066)	(5,066)	—	(5,066)
Business acquisitions	—	—	—	—	—	—	—	—	—	—	—	8,904	8,904
Acquisition of non-controlling interests	—	—	—	—	—	—	(14,330)	—	—	—	(14,330)	14,330	—
Balance as of February 28, 2025	154,118,904	$154	49,153,604	$49	(499,933)	$—	$4,294,819	$179,537	$(624,078)	$(83,914)	$3,766,567	$(169)	$3,766,398
Net income	—	—	—	—	—	—	—	—	530,751	—	530,751	(613)	530,138
Provision for statutory reserve	—	—	—	—	—	—	—	37,101	(37,101)	—	—	—	—
Issuance of common shares in connection with vesting of non-vested shares	1,524,442	2	—	—	455,167	—	(2)	—	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	43,093	—	—	—	43,093	—	43,093
Exercise of share options	6,723	—	—	—	44,766	—	573	—	—	—	573	—	573
Share repurchase (Note 14)	—	—	—	—	(20,325,401)	(20)	(644,065)	—	—	—	(644,085)	—	(644,085)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	81,343	81,343	31	81,374
Unrealized loss on available-for-sale investments, net of tax effect of $1,033	—	—	—	—	—	—	—	—	—	(3,805)	(3,805)	—	(3,805)
Balance as of February 28, 2026	155,650,069	$156	49,153,604	$49	(20,325,401)	$(20)	$3,694,418	$216,638	$(130,428)	$(6,376)	$3,774,437	$(751)	$3,773,686

The accompanying notes are an integral part of these consolidated financial statements.

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

	For the year ended	For the year ended	For the year ended
	February 29,	February 28,	February 28,
	2024	2025	2026
Cash flows from operating activities
Net (loss) / income	$(4,138)	$84,260	$530,138
Adjustments to reconcile net (loss) / income to net cash provided by operating activities
Depreciation of property and equipment	23,748	45,774	68,615
Amortization of intangible assets	1,361	2,313	3,806
Amortization of land use rights	4,763	4,211	4,302
Gain on disposal of property and equipment	(1,615)	(395)	(1,202)
Share-based compensation	88,898	64,939	43,093
Impairment loss on long-lived assets	1,291	5,365	19,998
Inventories provision and others	(6,143)	1,270	37,744
Impairment loss on long-term investments	46,982	12,933	42,814
Loss from equity method investments	6,242	9,531	855
Gain from fair value change of investments	(21,747)	(42,453)	(412,412)
Gain from disposal of long-term investments	(17,772)	(1,058)	(10)
Dividend received from an equity-method investment	1,306	267	—
Changes in operating assets and liabilities
Inventories	(34,845)	(54,070)	(89,153)
Amounts due from related parties	6	264	(40)
Prepaid expenses and other current assets	(50,232)	(70,647)	(27,599)
Income tax receivables	5,071	—	—
Deferred income taxes	1,344	1,348	65,819
Rental deposits	10,345	(545)	(4,132)
Other non-current assets	(9,387)	(12,930)	(9,119)
Accounts payable	24,440	18,180	23,456
Deferred revenue	190,925	242,948	210,965
Amounts due to related parties	(4)	(3)	4
Accrued expenses and other current liabilities	45,939	90,251	90,060
Operating lease right-of-use assets	(82,102)	(97,960)	(50,663)
Operating lease liabilities	81,496	94,130	54,128
Net cash provided by operating activities	306,172	397,923	601,467

Cash flows from investing activities
Repayment of loan to third parties	9,725	—	—
Repayment of loan to related parties	41	—	—
Repayment of loan to employees	382	239	66
Purchase of land use rights	(7,065)	(211)	—
Purchase of property and equipment	(112,737)	(111,728)	(93,191)
Purchase of intangible assets	(1,494)	(531)	(385)
Purchase of short-term investments	(670,573)	(2,083,382)	(1,956,921)
Proceeds from short-term investments	992,603	1,428,252	2,368,506
Proceeds from disposal of property and equipment	2,710	1,000	1,609
Business acquisitions, net of cash acquired	—	80	(95,518)
Purchase of long-term investments	(194,159)	(101,788)	(406,841)
Proceeds from disposal of long-term investments and a subsidiary	75,635	21,041	6,929
Net cash provided by / (used in) investing activities	95,068	(847,028)	(175,746)

TAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

	For the year ended	For the year ended	For the year ended
	February 29,	February 28,	February 28,
	2024	2025	2026
Cash flows from financing activities
Proceeds from short-term debt	—	54,959	—
Repayment of short-term debt	—	(55,386)	—
Proceeds from exercise of share options	462	407	573
Share repurchase	(233,557)	(13,147)	(644,085)
Net cash used in financing activities	(233,095)	(13,167)	(643,512)

Effect of exchange rate changes	(5,576)	(3,473)	12,098

Net increase / (decrease) in cash, cash equivalents and restricted cash	162,569	(465,745)	(205,693)

Cash, cash equivalents and restricted cash at the beginning of year	2,294,907	2,457,476	1,991,731

Cash, cash equivalents and restricted cash at the end of year	$2,457,476	$1,991,731	$1,786,038

Supplemental disclosure of cash flow information:
Income tax paid (1)	$2,484	$18,882	$72,382
Non-cash investing and financing activities:
Payable for purchase of property and equipment	$56,909	$52,287	$44,830
(1)	For the year ended February 28, 2026, income taxes paid amounted to $71,023 in Chinese mainland, and $1,359 in jurisdictions outside Chinese mainland.

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED FEBRUARY 29, 2024, FEBRUARY 28, 2025 AND 2026

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

The Group was previously engaged in the provision of high quality after-school tutoring programs (“AST”) for primary and secondary school students in the People’s Republic of China (the “PRC” or “China”). In response to developments in market and regulatory environments, the Group ceased offering the after-school tutoring services on academic subjects to students from kindergarten through grade nine in Chinese mainland as of December 31, 2021, and has realigned to focus on enrichment learning services and learning content solutions in the PRC.

As of February 28, 2026, details of the Company’s major subsidiaries, the VIEs and their subsidiaries and schools are as follows:

		Place of
		incorporation (or	Percentage
	Date of	establishment)	of legal	Principal	Nature of
Name	incorporation	/operation	ownership	activities	company
TAL Holding Limited (“TAL Hong Kong”)	March 11, 2008	Hong Kong	100%	Intermediate holding company	Subsidiary
Beijing Century TAL Education Technology Co., Ltd. (“TAL Beijing”)	May 8, 2008	Beijing	100%	Software sales and consulting services	Subsidiary
Beijing Xintang Sichuang Education Technology Co., Ltd. (“Beijing Xintang Sichuang”)	August 27, 2012	Beijing	100%	Software and network development, sales, and consulting services	Subsidiary
Pengxin TAL Industrial Investment (Shanghai) Co., Ltd. (“Pengxin TAL”)	June 26, 2014	Shanghai	100%	Investment management and consulting services	Subsidiary
Shenzhen Xingtong Technology Co., Ltd. (“Shenzhen Xingtong”)	March 10, 2022	Shenzhen	100%	Learning device development and sales	Subsidiary
Beijing Xueersi Education Technology Co., Ltd. (“Xueersi Education”)	December 31, 2005	Beijing	N/A*	Sales of educational materials and products	VIE
Beijing Xueersi Network Technology Co., Ltd. (“Xueersi Network”)	August 23, 2007	Beijing	N/A*	Technology development and educational consulting services	VIE
Xinxin Xiangrong Education Technology (Beijing) Co., Ltd. (“Xinxin Beijing”)	June 23, 2015	Beijing	N/A*	Technology development and educational consulting services	VIE
Xinxin Xiangrong Culture Development (Shenzhen) Co., Ltd. ( “Xinxin Shenzhen”)	August 30, 2022	Shenzhen	N/A*	Technology development and educational consulting services	VIE
TAL Education Technology (Jiangsu) Co., Ltd. (“TAL Jiangsu”)	July 4, 2018	Jiangsu	N/A*	Technology development and consulting services	VIE’s subsidiaries and schools
Shidai TAL Education Technology (Beijing) Co., Ltd. (“Shidai TAL”)	July 26, 2018	Beijing	N/A*	Technology development and consulting services	VIE’s subsidiaries and schools
*	These entities are controlled by the Company pursuant to the contractual arrangements disclosed below.

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

FOR THE YEARS ENDED FEBRUARY 29, 2024, FEBRUARY 28, 2025 AND 2026

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

The VIEs and their subsidiaries and schools hold various licenses upon which the Group’s business depends. A substantial majority of the Group’s employees who provide the Group’s services are hired by the VIEs and their subsidiaries and schools, and the VIEs and their subsidiaries and schools lease a substantial portion of the properties upon which the Group’s services are delivered. The net revenues from the VIEs and their subsidiaries and schools accounted for 78.6% of the Group’s total net revenues for the year ended February 28, 2026.

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

FOR THE YEARS ENDED FEBRUARY 29, 2024, FEBRUARY 28, 2025 AND 2026

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

FOR THE YEARS ENDED FEBRUARY 29, 2024, FEBRUARY 28, 2025 AND 2026

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

Some of the legal owners of the VIEs are shareholders, directors and officers of TAL Education Group. The interests of the legal owners of the VIEs as beneficial owners of the VIEs may differ from the interests of the Group as a whole, since these parties’ respective equity interests in the VIEs may conflict with their respective equity interests in the Group. When conflicts of interest arise, it is possible that any or all of these equity holders of the VIEs may not act in the best interests of the Group, and such conflicts may not be resolved in the Group’s favor. In addition, these equity holders of the VIEs may breach, or cause the VIEs and their subsidiaries and schools to breach, or refuse to renew, the existing contractual arrangements the Group has with them and the VIEs and their subsidiaries and schools. Other than the aforementioned Deed the Group entered with Mr. Bangxin Zhang, the Group currently does not have any arrangements to address potential conflicts of interest between these equity holders of the VIEs and the Company. The equity holders of the VIEs may encounter potential conflicts of interest in their capacity as direct or indirect nominee equity holders of the VIEs, on the one hand, and as beneficial owners of the Group (and, as applicable, director and / or officers of the Group), on the other hand. To a large extent, the Group relies on the legal owners of the VIEs to abide by the laws of the Cayman Islands and China, which provide that directors and officers owe a fiduciary duty to the Group that requires them to act in good faith and in the best interests of the Group and not to use their positions for personal gains. If the Group cannot resolve any conflict of interest or dispute between it and these equity holders of the VIEs, the Group would have to rely on legal proceedings, which could result in disruption of its business and subject it to uncertainty as to the outcome of any such legal proceedings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2024, FEBRUARY 28, 2025 AND 2026

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

	As of February 28,	As of February 28,
	2025	2026
Cash and cash equivalents	$513,971	$390,414
Other current assets	343,250	450,203
Total current assets	857,221	840,617

Property and equipment, net	404,331	429,783
Other non-current assets	596,552	885,128
Total assets	1,858,104	2,155,528

Deferred revenue, current	531,655	686,406
Other current liabilities	629,886	705,322
Total current liabilities	1,161,541	1,391,728

Total non-current liabilities	193,381	273,756
Total liabilities	$1,354,922	$1,665,484

For the years ended February 29, 2024, February 28, 2025 and 2026, for all of the VIEs and their subsidiaries and schools, excluding inter-company transactions:

	For the year ended	For the year ended	For the year ended
	February 29,	February 28,	February 28,
	2024	2025	2026
Net revenues	$1,230,855	$1,834,109	$2,365,642
Net income	$257,674	$395,184	$766,977

	For the year ended	For the year ended	For the year ended
	February 29,	February 28,	February 28,
	2024	2025	2026
Net cash provided by operating activities	$480,165	$662,600	$878,363
Net cash used in investing activities	$(137,073)	$(87,476)	$(135,107)
Net cash used in financing activities	$—	$(273)	$—

As of February 29, 2024, February 28, 2025 and 2026, the balance of the amount payable by the VIEs and their subsidiaries and schools to TAL Beijing or its designated affiliates related to the service fees was $536,956, $712,692 and $141,943, respectively, and was eliminated upon consolidation. There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and can only be used to settle the VIEs’ obligations.

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of their paid-in capital and statutory reserve, to the Company in the form of loans and advances or cash dividends. Please see Note 20 for disclosure of restricted net assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2024, FEBRUARY 28, 2025 AND 2026

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

2.           SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Reclassifications

Certain reclassifications have been made to the prior years’ consolidated balance sheets and consolidated financial statements of operations for the years ended February 29, 2024 and February 28, 2025 to conform to the current year’s presentation for the year ended February 28, 2026. The reclassifications had no impact on the Group’s net income / (loss) from operations, net income / (loss), shareholders’ equity or cash flows as previously reported.

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

The Company has determined that the contractual agreements are in fact valid and legally enforceable. Such arrangements were entered into in order to comply with the underlying legal and / or regulatory restrictions that govern the ownership of a direct equity interest in the VIEs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2024, FEBRUARY 28, 2025 AND 2026

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

2.           SIGNIFICANT ACCOUNTING POLICIES - continued

Consolidation of the VIEs - continued

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

Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues, costs, and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include: valuation allowance for deferred tax assets, the impairment assessment of long-lived assets and long-term investments, fair value of assets acquired and liabilities assumed in business combination, fair value of level 3 available-for-sale investments, valuation allowance including expected credit losses, lower of cost and net realizable value of inventories, useful lives of intangible assets, depreciable lives of property and equipment and the determination of stand-alone selling prices of physical products bundled with digital resources.

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

FOR THE YEARS ENDED FEBRUARY 29, 2024, FEBRUARY 28, 2025 AND 2026

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

The Group reviews its investments in held-to-maturity investments for impairment periodically, recognizing an allowance, if any, by applying an estimated loss rate. The Group considers available evidence in evaluating the potential impairment of its investments in held-to-maturity investments. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net carrying value at the amount expected to be collected on the held-to-maturity investments. The credit losses were nil for the three years ended February 29, 2024, February 28, 2025 and 2026.

Investment products not classified as trading or as held-to-maturity are classified as available-for-sale debt securities, which are reported at fair value, with unrealized gain and loss recorded in “Accumulated other comprehensive income / (loss)” on the consolidated balance sheets. Realized gain or loss is included in earnings during the period in which the gain or loss is realized.

The Group elected the fair value option for certain short-term structured financial investments, for example, with embedded derivatives or indexed to market variables, which are measured at fair value in accordance with ASC 825, Financial Instruments. The changes in fair value of these investments were reflected in the consolidated statements of operations.

Inventories, net

Inventories stated at the lower of cost and net realizable value. Cost of inventories are determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value.

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

FOR THE YEARS ENDED FEBRUARY 29, 2024, FEBRUARY 28, 2025 AND 2026

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

Intangible assets, net

Intangible assets are carried at cost, less accumulated amortization and impairment. Amortization of finite-lived intangible assets is computed using the straight-line method over the estimated useful lives. Intangible assets with an indefinite life are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired.

The estimated useful lives of major intangible assets are as follows:

Category	Estimated useful lives
Tradename	Indefinite life
User base	1-7 years
Copyright	3-10 years
Others	1-6 years

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

FOR THE YEARS ENDED FEBRUARY 29, 2024, FEBRUARY 28, 2025 AND 2026

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

Available-for-sale investments

For investments in investees’ shares which are determined to be debt securities, the Group accounts for them as available-for-sale investments when they are not classified as either trading or held-to-maturity investments. Available-for-sale investments are reported at fair value, with unrealized gain and loss recorded in accumulated other comprehensive (loss) / income as a component of shareholders’ equity. Declines in the fair value of individual available-for-sale investment below its amortized cost due to credit-related factors are recognized as an allowance for credit losses, whereas if declines in the fair value are not due to credit-related factors, the loss is recorded in other comprehensive (loss) / income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2024, FEBRUARY 28, 2025 AND 2026

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

FOR THE YEARS ENDED FEBRUARY 29, 2024, FEBRUARY 28, 2025 AND 2026

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

FOR THE YEARS ENDED FEBRUARY 29, 2024, FEBRUARY 28, 2025 AND 2026

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

The following table presents the net revenues disaggregated by revenue sources for the years ended February 29, 2024, February 28, 2025 and 2026.

	For the year ended	For the year ended	For the year ended
	February 29,	February 28,	February 28,
	2024	2025	2026
Disaggregation of net revenues
- Learning services and others	$1,051,783	$1,534,815	$1,946,958
- Learning content solutions	438,657	715,418	1,061,950
Total	$1,490,440	$2,250,233	$3,008,908

As a practical expedient, the Group elects to record the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. The closing balance of deferred contract cost was recorded as other non-current assets with the amount of $16,347 and $16,745 as of February 28, 2025 and 2026, respectively. Amortization expenses were $4,698, $8,804 and $11,876 for the years ended February 29, 2024, February 28, 2025 and 2026, respectively.

In addition, the Group determines the transaction price to be earned by estimating the refund liabilities based on historical refund ratio on a portfolio basis using the expected value method. Refund liabilities are recorded under accrued expenses and other current liabilities, for fee collected that is expected to be refunded to the customers in the future if students withdraw from a course for the remaining classes.

The contract liabilities of deferred revenue were $671,227 and $882,192 as of February 28, 2025 and 2026, respectively. Substantially all contract liabilities as of February 28, 2025 were recognized as revenues during the year ended February 28, 2026. The difference between the opening and closing balances of the Group’s contract liabilities primarily results from the timing difference between the Group’s satisfaction of performance obligation and the customers’ payment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2024, FEBRUARY 28, 2025 AND 2026

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

In accordance with Circular Cai Shui 2016 No.68 and 2026 No.10, the general VAT payers who provide non-academic education services could elect a simple VAT collection method and apply for a VAT rate of 3%. Some of the Group’s subsidiaries and schools elect to apply for a VAT rate of 3%. Such policy is effected till December 31, 2027.

In accordance with Circular 2021 No.10, 2023 No.60 and 2026 No.10 of the Ministry of Finance and the State Administration of taxation, the VAT on book sales revenues enjoys an exemption policy from January 1, 2021 to December 31, 2027.

In accordance with Article 28 of the PRC VAT Law and Announcement of the Ministry of Finance and the State Taxation Administration 2026 No. 13, both effective from January 1, 2026, the time at which the tax payment obligation arises for a taxable transaction shall be the date on which the sales amount is received or the proof of receipt of the sales amount is obtained, or the date on which the invoice is issued if issued in advance; where a taxpayer sells services and collects the payment in advance before providing the services in instalments or on multiple occasions, the time at which the tax payment obligation arises shall be determined based on the earlier of the actual commencement date of the first service provision and the contractual date, in accordance with the “whichever is earlier” principle.

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

FOR THE YEARS ENDED FEBRUARY 29, 2024, FEBRUARY 28, 2025 AND 2026

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

2.            SIGNIFICANT ACCOUNTING POLICIES - continued

Advertising costs

The Group expenses advertising costs as incurred, which mainly include advertising expenditure through social media, search engines and outdoor advertising. Total advertising costs incurred were $147,264, $305,911 and $429,461 for the years ended February 29, 2024, February 28, 2025 and 2026, respectively, and have been included in selling and marketing expenses in the consolidated statements of operations.

Foreign currency translation

The functional and reporting currency of the Company is the United States dollar. The functional currency of the Company’s PRC subsidiaries, the VIEs and their subsidiaries and schools in the PRC is Renminbi (“RMB”).

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the year are converted into the functional currencies at the applicable rates of exchange prevailing at the transaction dates. Transaction gains and losses are recognized in the consolidated statements of operations. For the years ended February 29, 2024, February 28, 2025 and 2026, the Group recorded exchange loss of $13,355, exchange gain of $3,005 and exchange loss of $9,558, respectively, in other income in the consolidated statements of operations.

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

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents, and restricted cash of the Group included aggregate amounts of $880,776 and $1,300,702 as of February 28, 2025 and 2026, respectively, which were denominated in RMB.

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

FOR THE YEARS ENDED FEBRUARY 29, 2024, FEBRUARY 28, 2025 AND 2026

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

Financial instruments

The Group’s financial instruments consist primarily of cash and cash equivalents, restricted cash, short-term investments, long-term investments accounted for available-for-sale investments, fair value option investments, equity securities with readily determinable fair values, equity securities without readily determinable fair values, held-to-maturity investments, amounts due from related parties, account receivables, amounts due to related parties and accounts payable. The Group carries its available-for-sale investments, equity securities with readily determinable fair values and fair value option investments at fair value. The carrying amounts of other financial instruments, except for equity securities without readily determinable fair values, approximate their fair values.

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

As the Group incurred net loss for the year ended February 29, 2024 the effect of potential issuances of the shares for non-vested shares and share options is anti-dilutive. Therefore, basic and diluted net loss per share are the same in that period.

Recent accounting pronouncements adopted

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments in this update address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This update also includes certain other amendments to improve the effectiveness of income tax disclosures. The amendments in ASU 2023-09 are effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted this new standard on March 1, 2025 on a prospective basis, and the adoption did not have a material impact on the consolidated financial statements, and the required disclosures are included in Note 13.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities (“ASU 2025-10”), which provides updated guidance on how to recognize, measure, and present government grants. The ASU will be effective for annual reporting periods beginning after December 15, 2028, including interim periods within those annual reporting periods, with early adoption permitted. The Company early adopted this new standard on a modified retrospective basis. Accordingly, government grants have been reclassified from government subsidies to general and administrative expenses across all presented periods.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2024, FEBRUARY 28, 2025 AND 2026

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

In July 2025, the FASB issued ASU 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. This standard introduces a practical expedient that companies can choose to apply when determining allowances for credit losses. Specifically, it permits companies to assume that the current conditions as of the balance sheet remain unchanged throughout the remaining life of the asset. The amendment is effective for fiscal years beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact from the adoption of this ASU on its consolidated financial statements.

3.           BUSINESS ACQUISITION

Business acquisitions in fiscal year 2026:

In May 2025, the Company won a bid in a bankruptcy auction held under Chapter 11 of the U.S. Bankruptcy Code, and acquired core business (“Epic”) formerly owned by Epic! Creations, Inc., with total consideration of approximately $95,518. The acquisition was closed on May 27, 2025, and Epic’s business was consolidated into the Group’s financial statements from the date onward.

The transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The allocation of the purchase price is summarized as of May 27, 2025 as follows:

US$
Net assets acquired	$973
Amortizable intangible assets
User base	13,000
Copyright	20,000
Non-amortizable intangible assets
Tradename	16,000
Goodwill	45,545
Purchase consideration	$95,518

The acquired amortizable intangible assets had a weighted-average amortization period of 8.4 years. Goodwill arising from the acquisition of Epic was attributable to the benefit of expected synergies, revenue growth and future market development as of the date of acquisition. Goodwill arising from the acquisition is expected to be deductible for tax purposes.

Results of operations attributable to the acquisition of Epic and pro forma results of operations for the acquisition of Epic have not been presented because they are not material to the consolidated statements of operations and comprehensive income / (loss).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2024, FEBRUARY 28, 2025 AND 2026

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

4.           SHORT-TERM INVESTMENTS

Short-term investments consisted of the following:

	As of	As of
	February 28,	February 28,
	2025	2026
Held-to-maturity investments (1)	$445,356	$287,141
Variable-rate financial instruments (2)	1,401,764	1,428,305
	$1,847,120	$1,715,446
(1)	The Group purchased wealth management products from financial institutions and classified them as held-to-maturity investments as the Group has the positive intent and ability to hold the investments to maturity. The maturities of these financial products range from three months to twelve months. The Group estimated that their fair value approximates their amortized costs.
(2)	The Group elected the fair value option for certain short-term structured financial investments, for example, with embedded derivatives or indexed to market variables. The Group recorded gains of $28,085, $50,039 and $161,468 in other income resulting from changing in fair value for the years ended February 29, 2024, February 28, 2025 and 2026, respectively.

5.           PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of	As of
	February 28,	February 28,
	2025	2026
Accounts receivables	$94,153	$71,558
Prepayments to suppliers (1)	42,476	69,585
Prepaid VAT (2)	47,810	50,479
Interest receivable	9,529	9,966
Other deposits	4,197	7,598
Prepaid rental and related fees (3)	3,187	3,047
Receivables of withholding tax for employees related to share incentive plan (4)	2,154	1,483
Others	12,275	19,154
	$215,781	$232,870
(1)	Prepayments to suppliers are primarily for prepaid operating expenses.
(2)	Prepaid VAT represents input VAT from the purchase of goods and services.
(3)	Balances include prepaid rental where the lease term has not yet commenced and rental deposit receivables from leases that have been terminated.
(4)

The receivable represents the withholding tax upon the vesting of non-vested shares or exercise of options that the employees agreed to repay the Group with the proceeds of shares sold subsequent to the option exercise through the Group’s broker.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2024, FEBRUARY 28, 2025 AND 2026

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

6.           PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of	As of
	February 28,	February 28,
	2025	2026
Building	$209,237	$230,926
Leasehold improvement	144,157	170,384
Computer, equipment and software	143,187	168,677
Vehicles	760	873
Office equipment and furniture	4,424	4,584
Construction in progress	143,040	164,057

Total cost of property and equipment	644,805	739,501
Accumulated depreciation	(163,894)	(213,648)
Accumulated impairment loss	(8,545)	(25,143)
	$472,366	$500,710

For the years ended February 29, 2024, February 28, 2025 and 2026, depreciation expenses were $23,748, $45,774 and $68,615, respectively. For the years ended February 29, 2024, February 28, 2025 and 2026, $1,290, $5,364 and $19,772 impairment losses were recorded in operating expenses mainly related to leasehold improvements of certain learning centers and offices, as well as the construction of office building in Jiangsu. Accumulated impairment amounting to $5,579 and $3,174 were written off along with underlying property and equipment and leasehold improvement which were disposed for the years ended February 28, 2025 and 2026, respectively, resulting from lease terminations.

In December 2019, the Group entered into contracts for the development of office space on parcels in Beijing and Jiangsu. In May 2024, construction in progress was transferred to the respective category of property and equipment in Beijing. The direct costs related to the construction in Jiangsu are capitalized as construction in progress for the years ended February 29, 2024, February 28, 2025 and 2026.

7.           LAND USE RIGHTS, NET

Land use rights, net, consisted of the following:

	As of	As of
	February 28,	February 28,
	2025	2026
Land use rights	$214,933	$214,933
Accumulated amortization	(24,959)	(29,261)
Foreign exchange difference	(7,094)	4,107
Land use rights, net	$182,880	$189,779

Amortization expenses for land use rights for the years ended February 29, 2024, February 28, 2025 and 2026, were $4,763, $4,211 and $4,302, respectively. The Group expects to recognize $4,432 in amortization expenses for each of the next five years and $167,619 thereafter.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2024, FEBRUARY 28, 2025 AND 2026

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

8.           GOODWILL

Changes in the carrying amount of goodwill for the years ended February 28, 2025 and 2026 consisted of the following:

	As of	As of
	February 28,	February 28,
	2025	2026
Beginning balance	$157	$155
Addition (Note3)	—	45,545
Impairment loss	—	(164)
Disposal and write-off	—	—
Foreign exchange difference	(2)	9

Goodwill, net	$155	$45,545

In the annual goodwill impairment assessment, the Group concluded that the carrying amounts of certain reporting units exceeded their respective fair values and recorded impairment losses of nil, nil and $164 for the years ended February 29, 2024, February 28, 2025 and 2026, respectively. The fair value of the reporting units was determined by the Group with the assistance of independent valuation appraisers using the income-based valuation methodology.

9.           LONG-TERM INVESTMENTS

Long-term investments consisted of the following:

	As of	As of
	February 28,	February 28,
	2025	2026
Equity securities with readily determinable fair values (1)	$—	$272,012

Equity securities without readily determinable fair values (2)	48,286	264,096

Equity method investments (3)	26,207	19,651

Fair value option investments (4)
Wealth management products	—	60,232
Long-term investments in privately held companies	11,397	11,682

Available-for-sale investments (5)	139,002	82,386

Held-to-maturity investments (6)	80,213	118,190

Total	$305,105	$828,249
(1)	For the year ended February 28, 2026, certain privately-held investee companies completed their initial public offerings. The investments were reclassified from available-for-sale investments to equity security with readily determinable fair value upon the listing. Accumulated other comprehensive income of $42,524 was reclassified to statement of operations for the year ended February 28, 2026. The Group recorded fair value loss of $1,016, nil and gain of $204,165 for the years ended February 29, 2024, February 28, 2025 and 2026, respectively. Impairment loss of $4,840, nil and nil were recognized by the Group during the years ended February 29, 2024, February 28, 2025 and 2026, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2024, FEBRUARY 28, 2025 AND 2026

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

9.           LONG-TERM INVESTMENTS – continued

(2)	The Group holds equity interests in certain third-party private companies through investments in their common shares or in-substance common shares. The Group accounted for these equity investments using the measurement alternative when equity method is not applicable and there is no readily determinable fair value for the investments. The Group recorded $32,131, $4,241 and $4,743 impairment loss on these investments for the years ended February 29, 2024, February 28, 2025 and 2026, respectively, due to unsatisfied financial performance of the investees with no obvious upturn or potential financial solutions in the foreseeable future. For equity securities without readily determinable fair value that qualify for the practical expedient to estimate fair value using net asset value per share, the Group estimates the fair value using net asset value per share and recorded fair value gain of $8,362, loss of $4,932 and $4,704 in other income for the years ended February 29, 2024, February 28, 2025 and 2026, respectively.
(3)	The Group holds minority equity interests in several third-party private companies through investments in their common shares or in-substance common shares. The Group accounts for these investments under the equity method because the Group has the ability to exercise significant influence but does not have control over the investees. Impairment loss on equity method investments were nil, nil and $5,175 for the years ended February 29, 2024, February 28, 2025 and 2026, respectively.
(4)	The Group purchased wealth management products from financial institutions and classified them as fair value option investments. The Group measures these products with their fair value using directly or indirectly observable inputs in the market place. During the year ended February 28, 2025, the Group obtained control over a fund, which held equity interests in several private companies. The related purchase price and operations of the fund were not material, and the Group elected fair value option to account for the investments held by the fund.
(5)	The Group acquired minority equity interest and convertible debt securities in several third-party private companies. The Group holds minority equity interests of these companies through purchasing their convertible redeemable preferred shares. The Group accounted for these investments as available-for-sale investments since the investees’ preferred shares held are determined to be debt securities. The Group recorded $10,011, $8,692 and $32,896 impairment loss during the years ended February 29, 2024, February 28, 2025 and 2026, respectively, due to unsatisfied financial performance of the investees with no obvious upturn or potential financial solutions in the foreseeable future.
(6)	The Group purchased wealth management products from financial institutions and classified them as held-to-maturity investments as the Group has the positive intent and ability to hold the investments to maturity. The original maturities of these financial products were two years and recorded at amortized cost.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2024, FEBRUARY 28, 2025 AND 2026

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

10.         ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of	As of
	February 28,	February 28,
	2025	2026
Accrued employee payroll and welfare benefits	$311,813	$362,302
Accrued operating expenses	104,321	97,633
Income tax payable	65,138	87,052
Refund liabilities	73,772	71,273
Other taxes payable	16,227	21,128
Others	10,956	32,956
Total	$582,227	$672,344

11.         FAIR VALUE

(a)	Assets and liabilities measured at fair value on a recurring basis

In accordance with ASC 820, Fair Value Measurement, the Group measures financial products, available-for-sale investments, fair value option investments and equity securities with readily determinable fair value at fair value on a recurring basis. Variable-rate financial instruments and equity securities classified within Level 1 are valued using quoted market prices currently available on the Hong Kong Stock Exchange. Variable-rate financial instruments and fair value option investments classified within Level 2 are valued using directly or indirectly observable inputs in the market place. The available-for-sale investments and fair value option investments classified within Level 3 are valued using the income approach, the binomial option model or the backsolve method, where appropriate. The income approach, the binomial option model and the backsolve method require the use of significant unobservable inputs (Level 3 inputs) which involve significant management judgment and estimation. Changes in any unobservable inputs may have a significant impact on fair values. In the valuation of Level 3 financial instruments as of February 28, 2026, the weighted average cost of capital adopted was at 20%, the discount for lack of marketability adopted ranges from 26% to 30% with weighted average at 30%, and the expected volatilities adopted range from 54% to 66% with weighted average at 65%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2024, FEBRUARY 28, 2025 AND 2026

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

11.         FAIR VALUE - continued

(a)	Assets and liabilities measured at fair value on a recurring basis - continued

As of February 28, 2025 and 2026, information about inputs for the fair value measurements of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair Value Measurement at Reporting Date Using
	As of	Quoted Prices in	Significant Other	Significant
	February 28,	Active Market for	Observable	Unobservable
Description	2025	Identical Assets	Inputs	Inputs
		(Level 1)	(Level 2)	(Level 3)
Short-term investments
Variable-rate financial instruments	$1,401,764	$—	$1,401,764	$—
Long-term investments
Fair value option investments	11,397	—	—	11,397
Available-for-sale investments	139,002	—	—	139,002

Total	$1,552,163	$—	$1,401,764	$150,399

	Fair Value Measurement at Reporting Date Using
	As of	Quoted Prices in	Significant Other	Significant
	February 28,	Active Market for	Observable	Unobservable
Description	2026	Identical Assets	Inputs	Inputs
		(Level 1)	(Level 2)	(Level 3)
Short-term investments
Variable-rate financial instruments	$1,428,305	$565,535	$862,770	$—
Long-term investments
Equity securities with readily determinable fair values	272,012	272,012	—	—
Fair value option investments	71,914	—	60,232	11,682
Available-for-sale investments	82,386	—	—	82,386

Total	$1,854,617	$837,547	$923,002	$94,068

The roll forward of Level 3 investments is as following:

Balance as of February 29, 2024	$151,263
Purchases	11,897
Changes in fair value	(3,410)
Impairment loss	(8,692)
Foreign exchange difference	(659)

Balance as of February 28, 2025	$150,399
Transfer out due to reclassification	(21,466)
Changes in fair value	(5,109)
Impairment loss	(32,896)
Foreign exchange difference	3,140
Balance as of February 28, 2026	$94,068

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2024, FEBRUARY 28, 2025 AND 2026

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

11.         FAIR VALUE - continued

(b)	Assets and liabilities measured at fair value on a non-recurring basis

The Group measures its property and equipment at fair value on a non-recurring basis annually or whenever events or changes in circumstances indicate that the carrying amount exceeds its fair value. The Group determined the fair value of property and equipment that were subject to impairment using the income approach or residual method with significant unobservable inputs (Level 3 inputs). The Company recorded impairment loss for certain construction of office building for the year ended February 28, 2026. The fair value was appraised by an independent third-party via residual method with key inputs of 2.3% peer developer average sales profit margin.

The Group measures long-term investments (excluding the equity securities with readily determinable fair values, available-for-sale investments and fair value option investments) at fair value on a non-recurring basis only if an impairment or observable price adjustment is recognized in the current period. Please see Note 9.

For equity securities without readily determinable fair values, the fair value of the investment is categorized as level 2 in the fair value hierarchy when directly or indirectly observable inputs (Level 2 inputs) in the market place are identified. Whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable, the fair value of the aforementioned long-term investments was determined using models with significant unobservable inputs (Level 3 inputs), primarily the management projection of discounted future cash flow and the discount rate.

Goodwill and acquired intangible assets are measured at fair value on a non-recurring basis when an impairment is recognized. The Group measures goodwill at fair value annually or whenever events or changes in circumstances indicate that the carrying amount of a reporting unit exceeds its fair value. The fair value of goodwill is determined using discounted cash flows, and an impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The Group measures acquired intangible assets using the income approach—discounted cash flow method, when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable.

12.         LEASES

The Group has operating leases for learning centers, service centers and office spaces. Certain leases include renewal options and / or termination options, which are factored into the Group’s determination of lease payments when appropriate.

Operating lease costs for the years ended February 29, 2024, February 28, 2025 and 2026 were $84,236, $105,431 and $131,525, respectively, which excluded costs of short-term contracts as they were immaterial.

As of February 28, 2025 and 2026, the weighted average remaining lease terms were 6.7 years and 6.1 years, respectively, and the weighted average discount rates were 5.8% and 5.7% for the Group’s operating leases, respectively.

Supplemental cash flow information of the leases is as follows:

	For the year ended	For the year ended
	February 28,	February 28,
	2025	2026
Cash payments for operating leases	$103,301	$128,528
Right-of-use assets obtained in exchange for operating lease liabilities	269,219	197,971

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2024, FEBRUARY 28, 2025 AND 2026

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

12.         LEASES - continued

The following is a maturity analysis of the annual undiscounted cash flows for lease liabilities as of February 28, 2026:

As of February 28,
Fiscal year ending	2026
February 2027	$129,168
February 2028	110,073
February 2029	84,835
February 2030	49,554
February 2031	21,262
Thereafter	100,158

Total future lease payments	495,050
Less: Imputed interest	(107,574)

Present value of operating lease liabilities	$387,476

As of February 28, 2026, the Group has lease contracts that have been entered into but not yet commenced amounting to $26,516. These contracts will commence during fiscal year 2027.

13.         INCOME TAXES

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation.

Hong Kong

The subsidiaries established in Hong Kong are subject to a two-tiered income tax rate for taxable income earned in Hong Kong effectively since April 1, 2018. The first 2 million Hong Kong dollars of profits earned by a company are subject to taxes at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate of 16.5%, and each group of connected entities can nominate only one entity to benefit from the two-tiered tax rate. The provision for Hong Kong profits tax in the consolidated financial statements was immaterial for the years ended February 29, 2024, February 28, 2025 and 2026.

Chinese Mainland

Under the PRC Enterprise Income Tax Law, the enterprise income tax (“EIT”) rate is 25% for most enterprises with the following exceptions.

TAL Beijing and Beijing Xintang Sichuang are qualified as High and New Technology Enterprises (“HNTE”) and accordingly entitled to a preferential tax rate of 15% from calendar years 2020 through 2025. TAL Beijing and Beijing Xintang Sichuang are in the process of renewing their qualifications of HNTE and are expected to be subject to an EIT rate of 15% for calendar years 2026 as long as they maintain their HNTE status.

Beijing Yizhen Xuesi Education Technology Co., Ltd. (“Yizhen Xuesi”) is qualified as HNTE and accordingly entitled to a preferential tax rate of 15% from calendar years 2023 through 2026.

Shenzhen Xingtong is qualified as HNTE and accordingly entitled to a preferential tax rate of 15% from calendar years 2024 through 2026.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2024, FEBRUARY 28, 2025 AND 2026

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

13.         INCOME TAXES - continued

The components of income before income taxes were attributable to the following regions:

	For the year ended	For the year ended	For the year ended
	February 29,	February 28,	February 28,
	2024	2025	2026
Chinese mainland	$(10,405)	$49,869	$547,190
Non-Chinese mainland	27,888	82,242	138,220

Total income before income taxes	$17,483	$132,111	$685,410

For the year ended February 28, 2026, income tax expenses amounted to $146,439 in Chinese mainland, and income tax expenses amounted to $7,978 in jurisdictions outside Chinese mainland.

Provision for income tax consists of the following:

	For the year ended	For the year ended	For the year ended
	February 29,	February 28,	February 28,
	2024	2025	2026
Current - income tax expenses	$14,237	$36,960	$89,539
Deferred - income tax expenses	1,142	1,360	64,878

Total	$15,379	$38,320	$154,417

Deferred income taxes represent the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax bases. Significant components of the Group’s deferred tax assets and liabilities were as follows:

	As of	As of
	February 28,	February 28,
	2025	2026
Deferred tax assets:
Advertising expenses and prepaid rental	$207,251	$270,597
Property and equipment	2,922	7,395
Impairment loss on long-term investments	45,473	55,656
Others	79,988	88,835
Net operating loss carry-forward	180,641	151,414
Less: valuation allowance	(512,788)	(570,727)
Deferred tax assets, net	$3,487	$3,170

Deferred tax liabilities:
Intangible assets	67	444
Fair value change from long-term investments	1,005	62,535
Others	2,402	5,002
Deferred tax liabilities	$3,474	$67,981

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2024, FEBRUARY 28, 2025 AND 2026

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

13.         INCOME TAXES - continued

The Group’s operating loss carry-forward is mainly from entities in the PRC. As of February 28, 2026, the Group had operating loss carry-forward of $610,183 from entities in the PRC to offset the future taxable profit for five years, and the period was extended to ten years for entities which was qualified as HNTE in calendar year 2018 and thereafter. The Company operates its business through its subsidiaries, its VIEs and their subsidiaries and schools. The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs and their subsidiaries and schools may not be used to offset other subsidiaries’ or VIEs’ earnings within the Group. Valuation allowance is considered on each individual subsidiary and VIE basis. Valuation allowances of $512,788 and $570,727 were recognized as of February 28, 2025 and 2026, respectively, in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

Under U.S. GAAP, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amounts, including those differences attributable to a more than 50% interest in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company has not recorded any such deferred tax liability attributable to the undistributed earnings in China because it intends to permanently reinvest all undistributed earnings in China and its subsidiaries do not intend to declare dividends to the Company.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more likely than not to be sustained upon inspection by the relevant tax authorities. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group has concluded that there are no significant uncertain tax positions requiring recognition in its consolidated financial statements for the years ended February 29, 2024, February 28, 2025 and 2026. The Group did not incur any significant interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future years.

According to the PRC Tax Administration and Collection Law, the tax authority may require the taxpayer or the withholding agent to make delinquent tax payment within three years if the underpayment of taxes is resulted from the tax authority’s act or error. No late payment surcharge will be assessed under such circumstances. The statute of limitation will be three years if the underpayment of taxes is due to the computational errors made by the taxpayer or the withholding agent. Late payment surcharge will be assessed in such case. The statute of limitation will be extended to five years under special circumstances which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a “special circumstance”). The statute of limitation for transfer pricing related issue is ten years. There is no statute of limitation in the case of tax evasion. Therefore, the Group is subject to inspection by the PRC tax authorities based on the above.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2024, FEBRUARY 28, 2025 AND 2026

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

13.         INCOME TAXES - continued

Reconciliation between the provision for income taxes computed by applying the PRC EIT rates of 25% in fiscal years 2024 and 2025 to income before provision for income tax and the actual provision for income tax were as follows:

	For the year ended	For the year ended
	February 29,	February 28,
	2024	2025
Income before provision for income tax	$17,483	$132,111
Chinese mainland statutory income tax rate	25%	25%

Income tax at statutory income tax rate	4,371	33,028
Effect of non-deductible expenses and loss and research and development super deduction expenses	5,669	11,570
Effect of income tax exemptions and preferential tax rates	(700)	(7,225)
Effect of income tax rate difference in other jurisdictions	(70)	(14,431)
Changes in valuation allowance	6,109	15,378

Income tax expenses	$15,379	$38,320

Upon adoption of ASU 2023-09, reconciliation of difference between the PRC statutory income tax rate and the Group’s effective income tax rate for the year ended February 28, 2026 was as follows:

	For the year ended
	February 28,
	2026
	Amount	Percent
Chinese mainland statutory income tax rate	$171,353	25.0%
Other jurisdictions’ tax effects
Cayman Islands
Statutory tax rate difference between Chinese mainland and other jurisdictions	(33,550)	(4.9)%
Other Jurisdictions	6,953	1.0%
Effect of changes in tax laws or rates enacted in the current period	—	—
Effect of Cross-Border tax laws
Chinese mainland withholding tax	1,451	0.2%
Tax credits	—	—
Changes in valuation allowance	37,982	5.5%
Non-taxable or non-deductible items	3,769	0.6%
Changes in unrecognized tax benefits	—	—
Effect of income tax exemptions and preferential tax rates	(20,658)	(3.0)%
Effect of research and development super deduction expenses	(12,883)	(1.9)%
Other adjustments	—	—
Total tax provision and effective tax rate	$154,417	22.5%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2024, FEBRUARY 28, 2025 AND 2026

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

13.         INCOME TAXES - continued

If the Group did not enjoy income tax exemptions and preferential tax rates for the years ended February 29, 2024, February 28, 2025 and 2026, the increase in income tax expenses and the corresponding net (loss) / income per share amounts would be as follows:

	For the year ended	For the year ended	For the year ended
	February 29,	February 28,	February 28,
	2024	2025	2026
Increase in income tax expenses	$700	$7,225	$20,658
Net (loss) / income per common share-basic	$(0.02)	$0.38	$2.68
Net (loss) / income per common share-diluted	$(0.02)	$0.38	$2.64

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

The aggregate undistributed earnings of the Company’s subsidiaries, the VIEs and their subsidiaries and schools located in the PRC that are available for distribution are $2,841,246 and $3,453,450 as of February 28, 2025 and 2026, respectively. Upon distribution of such earnings, the Company will be subject to PRC withholding taxes, the amount of which is impractical to estimate. The Company intends to permanently reinvest all undistributed earnings in China and its subsidiaries do not intend to declare dividends to the Company. Therefore, the Company has not recorded any such deferred tax liability attributable to the undistributed earnings of the Company’s subsidiaries, the VIEs and their subsidiaries and schools located in the PRC.

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

During the years ended February 29, 2024, February 28, 2025 and 2026, 2,315,735, 1,839,056 and 1,979,609 Class A common shares were issued in connection with vested shares, respectively.

During the years ended February 29, 2024, February 28, 2025 and 2026, 133,385, 26,027 and 51,489 Class A common shares were issued upon exercise of share options, respectively.

During the year ended February 29, 2024, 27,680 Class A common shares were issued as consideration for purchase of intangible assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2024, FEBRUARY 28, 2025 AND 2026

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

14.         COMMON SHARES - continued

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

On April 23, 2024, the Company’s board of directors authorized to extend its share repurchase program launched in April 2021 by 12 months. Pursuant to the extended share repurchase program, the Company may repurchase up to approximately $503.8 million of its common shares through April 30, 2025. During the year ended February 28, 2025, the Company repurchased 499,933 Class A common shares at an aggregate consideration of $13,147.

On April 22, 2025, the Company’s board of directors authorized a 12-month extension of its existing share repurchase program, which was initially launched in April 2021. Pursuant to the extended program, the Company may repurchase up to approximately $490.7 million of its common shares through April 30, 2026. On July 28, 2025, the Company’s board of directors authorized a new share repurchase program under which the Company may repurchase up to approximately $600.0 million of the Company’s common shares over the next 12 months. During the year ended February 28, 2026, the Company repurchased 20,325,401 Class A common shares at an aggregate consideration of $643,066.

15.         NET (LOSS) / INCOME PER SHARE

	For the year ended	For the year ended	For the year ended
	February 29,	February 28,	February 28,
	2024	2025	2026
Numerator:
Net (loss) / income attributable to TAL Education Group’s shareholders	—	—	—
Basic and diluted	$(3,573)	$84,591	$530,751

Denominator:
Weighted average shares outstanding - basic	203,304,744	201,963,823	190,420,468
Effect of dilutive securities:
Dilutive effect of non-vested shares and options (i)	—	3,258,930	2,504,825
Weighted average shares outstanding - diluted	203,304,744	205,222,753	192,925,293

Net (loss) / income per common share attributable to TAL Education Group’s shareholders-basic (ii)	$(0.02)	$0.42	$2.79
Net (loss) / income per common share attributable to TAL Education Group’s shareholders-diluted	$(0.02)	$0.41	$2.75
(i)	For the year ended February 29, 2024, 7,171,273 potential shares outstanding due to non-vested shares and share options were excluded from the calculation due to their anti-dilutive effect resulted from net loss reported in fiscal year 2024. For the years ended February 28, 2025 and 2026, 1,085,757 and 571,781 non-vested shares and share options were excluded from the calculation, respectively, as their effect were anti-dilutive.
(ii)	The Company’s common shares are divided into Class A and Class B common shares. Holders of Class A and Class B common shares have the same dividend rights. Therefore, the Company does not present net (loss) / income per share for each separate class.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2024, FEBRUARY 28, 2025 AND 2026

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

16.         RELATED PARTY TRANSACTIONS

The Group had the following balances and transactions with related parties:

Balances:

	As of	As of
	February 28,	February 28,
	2025	2026
Amounts due from related parties, current (1)	$37	$46
Amounts due from related parties, non-current (1)	$96	$134
Amounts due to related parties, current (2)	$93	$97

Transactions:

	For the year ended	For the year ended	For the year ended
	February 29,	February 28,	February 28,
	2024	2025	2026
Service fees	$207	$753	$636
Other revenues	$488	$36	$42
(1)	The amounts due from related parties represent loans and prepayments to certain investees for service fees.

In fiscal years 2024, 2025 and 2026, the Group recorded $61, nil and nil impairment loss on the amounts due from related parties.

(2)	The amounts due to related parties primarily related to service fees payable to related parties.

17.         COMMITMENTS AND CONTINGENCIES

Capital commitment

Capital commitment for construction of property and purchase of property and equipment was $21,198 as of February 28, 2026, including the construction project in Jiangsu. The amount within one year for the capital commitment was $21,198 and nil thereafter.

Lease property management fee commitment

Future minimum payments under non-cancelable agreements for property management fees as of February 28, 2026 were as follows:

Fiscal year ending
February 2027	$6,324
February 2028	5,719
February 2029	4,439
February 2030	2,676
February 2031	1,010
Thereafter	265
Total	$20,433

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2024, FEBRUARY 28, 2025 AND 2026

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

17.         COMMITMENTS AND CONTINGENCIES - continued

Investment commitment

The Group is obligated to pay $916 for several long-term investments under various arrangements as of February 28, 2026 with payments due within one year.

Contingencies

The Group is required to obtain and maintain various licenses and permits and fulfill registration and filing requirements in order to operate the current business, but the Group cannot reasonably estimate the contingent liabilities in relation to the licenses and permits that are in the process. Therefore, no liabilities were recorded as of February 28, 2026.

On February 4, 2022, a complaint of purported securities class action was filed against the Company and certain of its current and former executives in the U.S. District Court for the Southern District of New York (the “2022 Class Action”). The complaint alleges that the Company made misrepresentations and misleading disclosures between April 26, 2018 and July 22, 2021 about Chinese laws governing the tutoring industry and the Company’s compliance with them. Following procedural proceedings including the appointment of co-lead plaintiffs, the lead plaintiffs filed amended complaints three times. The Company repeatedly filed motions to dismiss the amended complaints, with the lead plaintiffs filing oppositions and the Company submitting replies accordingly. The Court dismissed the first and second amended complaints without prejudice. After the third amended complaint was filed by the lead plaintiffs, the Company filed a motion to dismiss. The Company’s motion is currently pending before the Court.

Separately, on March 29, 2023, a complaint of putative securities class action was filed against the Company and an executive in the U.S. District Court for the District of New Jersey (the “2023 Class Action”). The complaint alleges that the Company made misrepresentations and misleading disclosures between June 14, 2022 and March 14, 2023 about its compliance with Chinese laws and regulations. On October 16, 2023, the lead plaintiff filed an amended complaint, which named the Company and several executives as co-defendants. On December 17, 2024, all individual defendants were dismissed from this case. On December 12, 2025, the Company and the lead plaintiff jointly reported to the Court that they had reached a settlement in principle. On February 13, 2026, the lead plaintiff filed an unopposed motion for preliminary approval of the proposed class action settlement. On April 28, 2026, the Court issued an order preliminarily approving the proposed class action settlement. A settlement fairness hearing is scheduled for October 29, 2026 for the determination of final approval of the settlement.

As the amount of potential loss, if any, associated with the resolution of the 2022 Class Action cannot be reasonably estimated at this time. As a result, the Company did not record any liabilities pertaining to the 2022 Class Action lawsuits. For the lawsuits related to the 2023 Class Action, the Company has recorded relevant provisions within accrued expenses and other current liabilities based on existing facts and legal assessment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2024, FEBRUARY 28, 2025 AND 2026

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

18.         SEGMENT INFORMATION

The Group has one single operating and reportable segment. The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer. The CODM currently regularly reviews the consolidated financial results of the Group. Accordingly, the CODM uses consolidated net income / (loss) to measure segment profit or loss, allocate resources, and assess performance. Substantial majority of the Group’s long-lived assets are located in the PRC and substantially all of the Group’s revenues are derived from the PRC. Significant segment expenses are presented in the Group’s consolidated statements of operations.

19.         CHINESE MAINLAND CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. Total provisions for such employee benefits were $108,756, $141,163 and $167,454 for the years ended February 29, 2024, February 28, 2025 and 2026, respectively.

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

The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital of the entities. For the years ended February 28, 2025 and 2026, the Group made apportions of $9,434 and $28,619 to the statutory surplus reserve, respectively, and made apportions of $4,965 and $8,482 to the development fund, respectively.

As a result of these PRC laws and regulations and the requirement that distribution by PRC entities can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital and the statutory reserve of the Company’s PRC subsidiaries, the VIEs and their subsidiaries and schools. As of February 28, 2025 and 2026, paid-in capital balance of such entities was $723,859 and $730,414, respectively, and statutory reserve balance was $179,537 and $216,638, respectively. The total of restricted net assets as of February 28, 2025 and 2026 was therefore $903,396 and $947,052, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2024, FEBRUARY 28, 2025 AND 2026

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

Non-vested shares – service condition

During the year ended February 28, 2026, the Company granted 622,086 service-based non-vested shares to employees and directors which generally vest over a period of 0 to 5 years.

The activities of non-vested shares granted with service condition were summarized as follows:

	Service Condition
	Number of	Weighted
	non-vested	average grant date
	shares	fair value
Outstanding as of February 28, 2025	4,807,564	$33.37
Granted	622,086	34.05
Forfeited	(290,736)	34.98
Vested	(1,953,342)	29.59
Outstanding as of February 28, 2026	3,185,572	$35.68

The Company recorded compensation expenses of $76,047, $57,164 and $38,494 for the years ended February 29, 2024, February 28, 2025 and 2026 related to service-based non-vested shares, respectively.

As of February 28, 2026, the unrecognized compensation expenses related to the service-based non-vested shares amounted to $68,595, which are expected to be recognized over a weighted-average period of 2.7 years.

The total fair value of service-based non-vested shares that vested during the years ended February 29, 2024, February 28, 2025 and 2026 was $85,813, $64,333 and $57,799, respectively.

Non-vested shares – performance condition

During the year ended February 28, 2026, the Company granted 2,305 performance-based non-vested shares to employees. The vesting of awards is subject to the satisfaction of both a service and performance condition based on individual performance evaluations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2024, FEBRUARY 28, 2025 AND 2026

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

21.         SHARE-BASED COMPENSATION - continued

Non-vested shares – performance condition - continued

The activities of non-vested shares granted with performance condition were summarized as follows:

	Performance Condition
	Number of	Weighted
	non-vested	average grant date
	shares	fair value
Outstanding as of February 28, 2025	54,916	$147.15
Granted	2,305	153.45
Forfeited	(591)	170.43
Vested	(26,267)	159.13
Outstanding as of February 28, 2026	30,363	$136.82

The Company recorded compensation expenses related to performance-based non-vested shares of $10,333, $5,514 and $2,003 for the years ended February 29, 2024, February 28, 2025 and 2026, respectively.

As of February 28, 2026, the unrecognized compensation expenses related to the performance-based non-vested shares amounted to $3,034, which are expected to be recognized over a weighted-average period of 2.8 years.

The total fair value of performance-based non-vested shares that vested was $12,471, $9,570 and $4,180 for the years ended February 29, 2024, February 28, 2025 and 2026, respectively.

Share options

Share options granted to employees and directors expire ranging from 8 years to 12 years from the date of grant.

During the year ended February 28, 2026, the Company granted 14,160 share options to employees at an exercise price of $0.03. These share options vest over a period of 1 year to 3 years.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants during the applicable periods:

	For the year ended	For the year ended
	February 28,	February 28,
	2025	2026
Risk-free interest rate(1)	3.80%	3.97%
Expected life (years)(2)	7.33-7.40	6.00
Expected dividend yield(3)	0%	0%
Volatility(4)	71.1%-71.4%	79.1%
Fair value of options at grant date per share(5)	$25.83	$27.45
(1)	Risk-free interest rate

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

FOR THE YEARS ENDED FEBRUARY 29, 2024, FEBRUARY 28, 2025 AND 2026

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

21.         SHARE-BASED COMPENSATION - continued

Share options - continued

(4)	Volatility

The volatility assumption is estimated based on historical volatility of the Company’s share price applying the guidance provided by ASC 718 Stock Compensation.

(5)	No options were granted during the year ended February 29, 2024.

The activities of share options for the year ended February 28, 2026 were as follows:

		Weighted	Weighted	Aggregate
		average	average remaining	intrinsic
	Number	exercise price	contractual	value
Share options	of shares	(US$)	life (Years)	(US$)
Outstanding as of February 28, 2025	967,439	7.33	6.48	31,472

Granted	14,160	0.03	—	—
Exercised	(51,489)	10.84	—	—

Outstanding as of February 28, 2026	930,110	7.02	5.86	24,300

Vested and expected to vest as of February 28, 2026	930,110	7.02	5.86	24,300
Exercisable as of February 28, 2026	443,151	14.07	4.67	9,213

The Company recorded compensation expenses of $2,518, $2,261 and $2,596 for the years ended February 29, 2024, February 28, 2025 and 2026 related to share options, respectively.

Total intrinsic value of options exercised for the years ended February 29, 2024, February 28, 2025 and 2026 was $4,021, $601 and $1,019, respectively. The total fair value of options vested during the years ended February 29, 2024, February 28, 2025 and 2026 was $2,227, $2,026 and $843, respectively.

As of February 28, 2026, there was $4,606 unrecognized share-based compensation expenses related to share options, which are expected to be recognized over a weighted-average vesting period of 3.3 years.

The total compensation expenses are recognized on a straight-line basis over the respective vesting periods. The Group recorded the related compensation expenses of $88,898, $64,939 and $43,093 for the years ended February 29, 2024, February 28, 2025 and 2026, respectively.

Table below shows the summary of share-based compensation expenses:

	For the year ended	For the year ended	For the year ended
	February 29,	February 28,	February 28,
	2024	2025	2026
Cost of revenues	$9,615	$6,389	$1,874
Selling and marketing expenses	24,625	16,101	10,839
General and administrative expenses	54,658	42,449	30,380

Total	$88,898	$64,939	$43,093

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED FEBRUARY 29, 2024, FEBRUARY 28, 2025 AND 2026

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

22.         SUBSEQUENT EVENT

Subsequent to February 28, 2026 and through June 5, 2026, the Company has repurchased 1,226,033 common shares at an aggregate consideration of approximately $40.7 million under the Company’s share repurchase plans. During the same period, the Company has cancelled 15,514,638 common shares previously repurchased under these plans.

In May 2026, the Company entered into an agreement to repurchase its ordinary shares in an aggregate amount of up to $100 million, through certain financial instruments. The Company is in the process of evaluating the accounting treatment for the transaction.

Subsequent to February 28, 2026 and through May 2026, the Company entered into agreements to invest an aggregate of approximately $660 million in certain investment funds and private companies. The majority of these investments were made through fund interests, with the remainder made directly. The Company is currently evaluating the appropriate accounting treatment for these investments.

TAL EDUCATION GROUP

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

Balance Sheets

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

	As of	As of
	February 28,	February 28,
	2025	2026
ASSETS

Current assets
Cash and cash equivalents	$1,036,364	$435,362
Short-term investments	1,510,867	1,275,552
Amounts due from subsidiaries and related parties, current	217,141	523,754
Prepaid expenses and other current assets	7,637	6,894
Total current assets	2,772,009	2,241,562

Long-term investments	164,132	236,394
Investments in its subsidiaries, the VIEs and the VIEs’ subsidiaries and schools	1,009,495	1,501,369
Long-term prepayments and other non-current assets	71	22
Total assets	$3,945,707	$3,979,347

LIABILITIES AND EQUITY

Current liabilities
Amounts due to subsidiaries and related parties, current	$178,397	$188,465
Other current liabilities	743	16,445
Total current liabilities	179,140	204,910

Total liabilities	179,140	204,910

Equity
Class A common shares	154	156
Class B common shares	49	49
Treasury stock	—	(20)
Additional paid-in capital	4,294,819	3,694,418
Statutory reserve	179,537	216,638
Accumulated deficit	(624,078)	(130,428)
Accumulated other comprehensive loss	(83,914)	(6,376)
Total TAL Education Group’s equity	3,766,567	3,774,437

Total liabilities and equity	$3,945,707	$3,979,347

TAL EDUCATION GROUP

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

Statements of Operations

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

	For the year ended	For the year ended	For the year ended
	February 29,	February 28,	February 28,
	2024	2025	2026
Selling and marketing	$(15,396)	$(9,709)	$(4,685)
General and administrative	(45,519)	(32,112)	(26,176)
Total operating expenses	(60,915)	(41,821)	(30,861)

Interest income, net	62,828	66,714	46,058
Other income, net	16,769	53,461	132,406
Impairment loss on long-term investments	(15,833)	(5,247)	(9,898)
Income tax expenses	(1,852)	(1,965)	(913)
Loss from equity method investments	(7,927)	(5,530)	(595)
Equity in earnings of its subsidiaries, the VIEs and the VIEs’ subsidiaries and schools	3,357	18,979	394,554
Net (loss) / income	$(3,573)	$84,591	$530,751

TAL EDUCATION GROUP

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

Statements of Comprehensive Income

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

	For the year ended	For the year ended	For the year ended
	February 29,	February 28,	February 28,
	2024	2025	2026
Net (loss) / income	$(3,573)	$84,591	$530,751
Other comprehensive (loss) / income
Foreign currency translation adjustment	(40,258)	(12,920)	81,343
Unrealized gain / (loss) on available-for-sale investments	4,996	(5,066)	(3,805)
Other comprehensive (loss) / income	(35,262)	(17,986)	77,538

Comprehensive (loss) / income attributable to TAL Education Group’s shareholders	$(38,835)	$66,605	$608,289

TAL EDUCATION GROUP

Additional Information - Financial Statement Schedule I

Condensed Financial Information of Parent Company

Statements of Cash Flow

(In thousands of U.S. dollars, except share and share related data or otherwise noted)

	For the year ended	For the year ended	For the year ended
	February 29,	February 28,	February 28,
	2024	2025	2026
Net cash provided by / (used in) operating activities	$78,285	$95,118	$(48,805)

Cash flows from investing activities
Loan to group subsidiaries	—	(88,388)	(232,100)
Repayment of loan to subsidiaries	—	328,669	—
Purchase of short-term investments	(447,680)	(1,531,100)	(1,304,253)
Proceeds from maturity of short-term investments	718,066	1,040,846	1,797,086
Payments for long-term investments	(119,336)	(99,055)	(175,026)
Proceeds from disposal of long-term investments	46,939	865	5,608
Investment in subsidiaries	(60,544)	(16,721)	—

Net cash provided by / (used in) investing activities	137,445	(364,884)	91,315

Cash flows from financing activities
Proceeds from exercise of share options	462	407	573
Share repurchase	(233,557)	(13,147)	(644,085)

Net cash used in financing activities	(233,095)	(12,740)	(643,512)

Net change in cash and cash equivalents	(17,365)	(282,506)	(601,002)

Cash and cash equivalents at the beginning of year	1,336,235	1,318,870	1,036,364

Cash and cash equivalents at the end of year	$1,318,870	$1,036,364	$435,362

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

2.          INVESTMENTS IN SUBSIDIARIES AND VIEs

The Company, its subsidiaries, the VIEs and the VIEs’ subsidiaries and schools were included in the consolidated financial statements where the inter-company balances and transactions were eliminated upon consolidation. For purpose of the Company’s stand-alone financial statements, its investments in subsidiaries, the VIEs and the VIEs’ subsidiaries and schools were reported using the equity method of accounting. The Company’s share of income from its subsidiaries, the VIEs and the VIEs’ subsidiaries and schools was reported as equity in earnings of its subsidiaries, the VIEs and the VIEs’ subsidiaries and schools in the condensed statements of operations.